Form 20-F
period 1999-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2000-05-31
CIK 885740

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                    Form 20-F

   [ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b)
         OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
   [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended December 31, 1999
                                       OR
   [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         Commission file number  0-20181

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                             -----------------------
                 (Translation of registrant's name into English)
                              NETHERLANDS ANTILLES
                 (Jurisdiction of incorporation or organization)
 Kaya Richard J. Beaujon z/n P.O. Box 837 Willemstad, Curacao, Netherlands Antilles
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                                           Name of each exchange
             Title of each class                            on which registered
             -------------------                            -------------------
Common Shares, per value DG 1.00 per share         NASDAQ National Market System

--------------------------------------------------------------------------------
Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                      NONE
                                (Title of Class)
--------------------------------------------------------------------------------
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                      NONE
                                (Title of Class)
--------------------------------------------------------------------------------
Indicate the number of outstanding shares of each of the issuer's classes of capital of common stock as of the close of the period covered by the annual report:
                            Common Shares 21,464,511

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                          [X]Yes        [  ]No
Indicate by checkmark which financial statement item the registrant has elected to follow:

                          [ ]Item 17    [  ]Item 18

                                TABLE OF CONTENTS

                                     PART I

                                                                      Page

Item 1.           Description of Business                              3

Item 2.           Description of Property                              21

Item 3.           Legal Proceedings                                    21

Item 4.           Control of Registrant                                22

Item 5.           Nature of Trading Market                             23

Item 6.           Exchange Controls and Other Limitations
                  Affecting Shareholders                               24

Item 7.           Taxation                                             24

Item 8.           Selected Financial Data                              25

Item 9.           Management's Discussion and Analysis of
                  Financial Condition and Results of Operations        27

Item 10.          Directors and Officers of Registrant                 34

Item 11.          Compensation of Directors and Officers               36

Item 12.          Options to Purchase Securities from Registrant or
                  Subsidiaries                                         37

Item 13.          Interest of Management in Certain Transactions       38

Item 14.          Description of Securities to be Registered           39

Item 15.          Defaults Upon Senior Securities                      39

Item 16.          Changes in Securities and Changes in Security
                  For Registered Securities                            39

Item 17.          Financial Statements                                 39

Item 18.          Financial Statements                                 39

Item 19.          Financial Statements and Exhibits                    39

The "Company" includes, where appropriate, Sapiens International Corporation N.V., its directly wholly owned subsidiary, Sapiens International Corporation B.V., and each of their operating subsidiaries.

Item 1.         Description of Business

OVERVIEW

Sapiens is a leading provider of enterprise-wide solutions for the rapid development of scaleable mission-critical software applications. These solutions consist primarily of rapid application development ("RAD"), integration of legacy systems into new applications and technologies, mapping and management of enterprise IT assets, and reengineering services that integrate the Company's rule-based object technology, efficient RAD methodology, and extensive consulting expertise.

The Company delivers strategic, end-to-end, customized e-business solutions to its customers, enabling them to capitalize on their IT assets in the transition to e-business. The Company offers both cross-industry solutions as well as those for specific vertical markets. The Company's approach for delivering e-business solutions focuses on an analysis of the customer's requirements, Web/application development, Web design, technical implementation, integration, project management, and long-term support services. The Company also offers a specialized solution for the migration of European IT systems to the euro currency.

The Company enables its customers to capitalize on e-business opportunities by integrating its customers' existing Information Technology (IT) systems with new technologies, thus allowing the customers to function in the Internet world by leveraging their existing assets. Sapiens' flagship solution, Sapiens eMerge(TM), covers asset discovery, non-intrusive legacy renewal, reengineering and Web design and development, as well as integration with back-end systems and processes, such as order processing, inventory management, logistics, and payment processing. The Company believes that its accumulated experience in adapting and leveraging legacy systems, its knowledge of new Web-based technologies, and its experience in designing and implementing solutions based on business logic and rules on the back-end, coupled with design and easy navigation on the front-end, position it to help customers gain competitive edge in the world of e-business, including rapidly emerging business-to-business ("B2B") and business-to-consumer ("B2C") eMarketplaces, where buyers and sellers purchase and sell goods and services in virtual, internet-based marketplaces.

The Company provides solutions to organizations in a broad range of industries worldwide. The Company markets its solutions and services through its direct sales force and through marketing alliances with system integrators such as Cap Gemini, KPMG, Computer Associates, IBM, Olivetti-Wang, and Sun Microsystems. These alliances allow Sapiens to promote its solutions to a broader customer base and to gain access to specific types of domain expertise. The Company also markets its solutions through distributors in Eastern Europe and the Pacific.

Representative customers of Sapiens include 3M, Air France, Bosch, Guardian Financial Services, Honda, IBM, La Redoute, Mutuelle du Mans Assurances, Norwich Union, Panasonic UK, Principal Financial and Siemens Energy & Automation.

INDUSTRY BACKGROUND

Whereas the Internet was once primarily used by enterprises as a medium to advertise their goods and services, organizations now wish to use the Internet to conduct business with other enterprises in B2B commerce, and to sell their offerings to consumers in B2C commerce.

The Internet's popularity is due to the numerous benefits it affords organizations: significant savings of overhead and human resources, global reach, new distribution channels, improved business processes and instantaneous access to information sources, business partners, and other contacts. To take advantage of these benefits, traditional enterprises (a.k.a. "brick-and-mortar" companies) need to redefine their business models and attendant IT systems in order to become Web-enabled e-business enterprises (a.k.a. "brick-and-click" companies).

One of the most pressing reasons for organizations to become Web-enabled quickly is competition. Brick-and-mortar companies have discovered that they are suddenly facing competition on two fronts: from traditional competitors that have adapted their operations and offerings for the Web; and from Internet start-ups (a.k.a. "dot-coms"), "virtual" companies that have none of the overhead expenses associated with a brick-and-mortar structure.

Enterprises often encounter a number of obstacles that impede their ability to quickly transition into an e-business. Size of the organization is one factor; the larger the size, the greater the challenge of coordination and enterprise-wide adaptation of business processes. Another factor is lack of skills. Organizations' IT personnel were generally preoccupied with year 2000 ("Y2K") conversions and did not have the opportunity to learn new Web technologies. Additionally, while the Y2K projects were underway, a significant backlog of development projects accumulated, and many of those human resources must now tackle the backlog; i.e., they're still not free to address the proliferation and rapid advancement of new technologies, such as those associated with the Internet.

Yet another factor affecting an organization's ability to transform into an e-business is the organization's own internal culture. In the past, the role of the IT department was to support the business and to build applications. In the world of e-business, however, IT is the e-business. If an enterprise's organizational structure has not yet elevated the IT department to a strategic status, its transition to e-business may be delayed.

Technical issues also play a very significant role in an organization's transition into an e-business enterprise. At issue is whether the organization's existing systems are open and flexible enough to deploy rapidly new business models. To operate as an e-business, brick-and-mortar companies must create new business processes, yet most organizations cannot afford to ignore their existing mission-critical "back-end" systems (e.g., order and payment processing, policy issuance, inventory management, logistics, etc.). To develop new mission-critical systems from scratch to support these functions would be extremely wasteful, expensive and time-consuming. As such, organizations will want to capitalize on their investments by adapting their existing "back-end" systems for the Internet. This process is known as "legacy renewal."

Companies generally address the need to transition to e-business in a variety of ways. Certain companies opt to dedicate significant in-house IT resources to solve these issues. In many cases, however, organizations lack the internal resources and know-how required, as was described earlier. As a result, many of these organizations rely on the expertise of external e-business service providers. Today's market features a wide range of external e-business service providers--from those that provide strategic e-business consulting, to those who specialize in creative design and branding and building Web sites, to others who sell tools to link back-end systems with the Web. While IT service providers offer specific implementation expertise and solutions, they do not necessarily provide cost-effective and timely methodologies based on easy-to-use, flexible and robust technologies. Companies are seeking solutions that combine proven technology with consulting expertise and development methodologies in order to extend the value of legacy systems while providing rapid time-to-market in the race to capture market share in the world of e-business.

In tandem with the pressure to become e-business enterprises, European organizations face an additional challenge: they must migrate all of their IT systems to the euro currency. Adoption of a single European currency is a complex endeavor in itself and will affect a multitude of applications and systems, including general ledger, inventory order processing, purchasing, accounts receivable and payable, taxation, price lists, payroll, inventory expense accounts and historical databases. These organizations need a rapid, reliable euro conversion solution that addresses all aspects of the currency conversion while preserving data integrity and maintaining business-as-usual performance during and after the euro transition.

THE SAPIENS SOLUTION

Sapiens possesses the ability to help its customers reinvent their businesses in a manner that produces positive results. The Company offers solutions for legacy renewal, asset discovery, Web and traditional rapid application development, Web design and euro migration in the form of, (a) fixed-price, turnkey projects and
(b) per diem consulting services. These solutions are based on our rule-based, object technologies and rapid application development methodologies.

We believe that our solutions provide organizations with the following key benefits:

     o Fast Time to Market. Sapiens' solutions are based on the Company's proprietary rapid application development technologies and methodologies which enable the quick deployment of technology-based solutions. Sapiens technology features object-orientation and extensive cross platform support, which significantly accelerate the development process by, for example, reusing components and programming independent of specific platform requirements. The Company's solutions thus enable firms to minimize costly development efforts, reduce business losses associated with system down-time and compete more effectively by deploying new applications and services.

     o Extend Value of Legacy Systems. Sapiens' solutions enable organizations to capitalize on existing large-scale applications and data by non-intrusively integrating them with new e-business applications and technologies. Whether a firm requires the development of new business processes or euro conversion services, Sapiens solutions not only extend the productive life of legacy systems but simultaneously provide a migration path to next-generation technologies.

     o Scope and Quality. Sapiens offers both cross-industry solutions, such as Sapiens eMerge and Sapiens EuroMigration(TM), Web development and design, legacy renewal, asset discovery, and incremental reengineering, as well as industry-specific solution frameworks, such as Sapiens eMerge Loan, Sapiens eMerge Insure, and Sapiens eMerge Supply Chain. The Company's technology is designed to reduce the potential for error in coding and logic, for example by enabling reuse of previously tested objects. Furthermore, Sapiens' brings to its customers years of experience with legacy system environments in key vertical markets such as insurance, financial services, manufacturing and transportation together with its consulting and development methodologies.

     o Cross-Platform Capability and Scalability. Sapiens' solutions are designed for an extensive list of computing platforms and technologies including: Windows 98, 2000 and NT; IBM systems including AS/400, RS/6000 and S/390; Hitachi and Fujitsu mainframes; and various UNIX systems. Sapiens' solutions, with their rule-based approach, allow organizations to create, deploy, integrate and maintain new applications within existing systems or onto different platforms much more quickly and efficiently than by traditional line-by-line programming methods. The platform-independent nature of Sapiens' solutions allows them to be scaled according to the needs of the organization.

     o Incremental Implementation and Re-engineering. Although enterprises require rapid time-to-market to become an e-business, not all processes and systems can be adapted for the Internet overnight. Sapiens' incremental re-engineering gives organizations the time to create a complete strategy, build new processes and rework existing systems to meet long-term business needs. The "incremental results" approach allows organizations to adapt to the reality of the e-world at their own pace.

     o Euro Experience. Sapiens has pan-European experience in 10 of the 11 euro-zone countries, and chairs the Euro Working Group for euro conversion standards under the auspices of the Association for the Monetary Union of Europe (AMUE) and the European Commission (EC). The Company has obtained numerous, large-scale euro projects, and its EuroMigration technologies have received widespread acclaim.

     o Vertical Industry Expertise. Sapiens provides solutions to a wide range of industries, including financial services, insurance, transportation, utilities and supply chain. In addition to experience accumulated from customers of its flagship technologies, Sapiens has enhanced its capabilities by acquiring companies that specialize in these industries.

     o Consulting & Implementation Services. Sapiens' Delivery and Global Support division provides programmers, field and business consultants, project management, technical consultants and factory services and assistance for large-scale application development and programming projects.

OUR TURNKEY SOLUTIONS

Cross-Industry Solutions

Sapiens' solutions allow its customers to function as e-businesses by capitalizing on their existing IT assets; legacy systems are seamlessly integrated with new e-business processes and technologies. We do this by offering Web and traditional application development, legacy renewal, asset discovery, reengineering, solutions that integrate our rule-based object technology, efficient eRAD methodology and the extensive experience of our consulting personnel. Our conversion solutions respond to specialized problems such as the transition to the euro currency and our outsourcing solutions include application maintenance outsourcing for large organizations.

The following table lists our solutions offerings and the related tools that they employ:

-------------------------------------------------------------------------------------------------------------
Cross-Industry Solutions
-------------------------------------------------------------------------------------------------------------
Solution Name                                           Related Tools/Technologies
-------------------------------------------------------------------------------------------------------------
Asset Discovery                                         Asset Management Tool
-------------------------------------------------------------------------------------------------------------
EuroMigration                                           Euro-Virtual-Machine, Euro Configuration Repository
-------------------------------------------------------------------------------------------------------------
Legacy Renewal                                          eMerge Integration Technologies: Legacy, Database,
-------------------------------------------------------------------------------------------------------------
Web Development                                         eMerge Web Server (with external hooks to Java,
-------------------------------------------------------------------------------------------------------------
Application Development and Re-engineering              eMerge Application Server, eMerge Web Server,
-------------------------------------------------------------------------------------------------------------
Application Maintenance Outsourcing                     eMerge Application Server, Asset Management Tool
-------------------------------------------------------------------------------------------------------------
Industry-Specific Solutions (application frameworks)

-------------------------------------------------------------------------------------------------------------
eMerge Insure                                           eMerge Application Server, eMerge Web Server,
                                                        eMerge Application Modeler
-------------------------------------------------------------------------------------------------------------
eMerge Loan                                             eMerge Application Server, eMerge Web Server,
-------------------------------------------------------------------------------------------------------------
eMerge Supply Chain                                     eMerge Application Server, eMerge Web Server,
                                                        eMerge Application Modeler
-------------------------------------------------------------------------------------------------------------

                                                                               7
Sapiens eMerge
eMerge is a comprehensive e-business solution designed to allow businesses quickly to leverage and integrate their IT assets as part of an evolving e-business strategy promoting faster time-to-market. eMerge is an "umbrella" solution covering asset discovery, non-intrusive legacy renewal, re-engineering, and Web development, as well as integration with back-end, mission-critical systems and processes, such as order processing, inventory management and logistic and payment processing. eMerge employs Sapiens' eRAD methodology and combines enabling technologies with business and professional services, project management, technical implementation, and ongoing technical and consulting support.

The Sapiens eRAD methodology is designed to facilitate legacy application renewal, security and transactional integrity. It offers rapid application development and deployment by combining technology with business management, project management and technical services. Sapiens' core development technology is designed to separate business logic from programming logic via object-oriented technology and the use of components and business rules. The eRAD methodology, therefore, allows business users to participate throughout the entire process of transforming into and developing an e-business. The methodology is also designed to organize the entire migration, providing well-defined, iterative stages--each having its own deliverables of working models.

Sapiens eMerge Blueprint enables the derivation of e-business technical specifications based on particular business requirements. It includes an extensive evaluation of the existing business environment and its e-business objectives, concluding with recommendations on e-business strategy and architecture. The Blueprint process includes the following steps:

o    Business review
o    Data model review
o    Security investigation o Web and application server evaluation
o    Information requirement review
o    Existing applications categorization

This eMerge solution is backed by Sapiens' professional services, which include business requirements and analysis, technical definitions and implementation and strategic project management.

eMerge Enabling Technologies

The eMerge solution employs a number of enabling technologies, including the following:

o eMerge Application Servers (eMerge Application Server, eMerge Web Server) ensure that the information derived from the business rules is correct, personalized and implemented. These servers are designed to offer a robust, secure and scalable environment for running mission-critical e-business applications.
o eMerge Development Workbench (eMerge Application Modeler) ensures that the solutions are adaptable and scalable. The eMerge Development Workbench supports all aspects of eMerge's eRAD application development, covering modeling and design; data, logic, content, and Web user interface development; interoperability with external applications; and testing. The Development Workbench provides a one-stop development and maintenance environment for rapidly creating flexible and adaptable applications.

o eMerge Integration Tools integrate with legacy, back-office applications and Web environments non-intrusively, thereby avoiding disruption of operational systems. eMerge integration tools consist of adapters (Legacy/Database/MQSeries/XML/EDI Adapters), connectors (Component Integrator for integration with COM, CORBA, and Java), and business object interfaces that provide all integration points and interoperability features in eMerge applications. These tools are used with DBMSs, file systems, legacy applications and component-based applications, as well as EDI, XML and other types of messaging environments.

o eMerge Management Tools (eMerge Asset Management Tool, eMerge Resource Monitor) support the diverse management aspects of development and deployment of eMerge e-business applications. They incorporate all the various stages of the solution development life cycle, such as asset discovery and application runtime administration management.

eMerge Blueprint

Sapiens' Blueprint solution is designed to provide flexible, adaptable solutions by applying proven B2B and B2C models. Sapiens consultants merge the creative component required for the Web front-end development with the Company's experience in building complex business systems and integrating legacy, packaged, and newly developed solutions to deliver best-of-breed e-business solutions. Sapiens employs a methodology and discovery process for its Blueprint solution. In the first stage, consultants analyze the client's business and market, from strategic and marketing positioning issues to technical architecture and requirements. This results in the creation of an e-business strategy and a solution architecture so that the optimal e-business solution can be implemented for the client. The second stage involves the design, development, deployment, and testing of a site, but this stage also includes the requisite application and enterprise integration, as well as Web enablement.

The Blueprint solution features:

o Strategy and architecture definition and validation (eMerge BluePrint methodology)
o    Application design, development, deployment, testing and end-user training
o    User interface development with creative and navigational design
o    Strategic market research and meta tag/key word development
o    Strategic branding and co-branding development
o    Creative Services, with experienced third-party alliances
o    Legacy Renewal and web enablement
o    Enterprise integration and web enablement
o Expertise in Java (Script), EJB, JDBC, CORBA, PERL/CGI, COM/DCOM, XML, HTML/DHTML, ASP, ActiveX and more
o    Compatibility with databases such as DB2, SQL, Sybase, Oracle and Informix
o    Support for all major applications and Web servers

eMerge Legacy Renewal
eMerge Legacy Renewal is a solution that non-intrusively integrates legacy systems for new e-business processes, extending legacy applications and maintaining business-as-usual performance during the transition to e-business.

Legacy integration takes place on three levels, including:
o Physical integration--eMerge wraps either single or encapsulated multiple screens that support a single business abstraction (such as entry order). This process manages complex issues, such as underlying flow and legacy session management, without the need for programming.
o Business Process Integration--eMerge allows business process developers to build business processes supporting new requirements while reusing older business processes. Old and new processes are integrated by defining new business rules and tying them together with the old processes across multiple data sources (DBMSs and legacy screen-originating objects).
o Response to Legacy System Events--eMerge triggers new business processes to respond to events in legacy systems as they occur. These events can derive from user interaction with the legacy screens or from updates in the legacy data. The legacy renewal solution utilizes Sapiens' eMerge Integration Technologies and the eMerge Web Server.

The Sapiens eMerge Integration Technologies are composed primarily of:

Component Integrator - a comprehensive, standards-based, multi-directional component bridge providing integration between component standards. Standards support for COM, ActiveX, OLE, CORBA and Java are incorporated in the core product, with other standards support available as add-ons. Component Integrator allows legacy, in-house, packaged and application frameworks, such as ERP systems, to speak to each other by providing a bridge between different programming standards and protocols. The bridging also includes transaction propagation between OTS/MTS/JTS. Component Integrator supports multi-directional bridging and offers transaction propagation.

eMerge Adapters - These adapters include capabilities for accessing EDI sources, sending and receiving XML-based messages and providing tight integration with MQSeries.
o The Database Adapters enable rapid mapping to existing databases and enable access to multiple data sources simultaneously.
o The Legacy Adapter enables non-intrusive integration with legacy applications, such as IBM mainframe 3270 applications. 3270 screens are regarded as data sources, and underlying complex issues, such as screen identification, flow management and session management are shielded from the application logic developer. Developers can mix legacy sources with other (e.g., DBMS-based) sources freely.

Web Development

Our Web development solution offers our customers the ability to open their large-scale systems to the world of e-commerce on the Internet, and also offers Internet design and consulting services including Internet marketing, personalization and large-scale Web site design. The eMerge Web Server is at the forefront of this solution.

eMerge Web Server - This rapid application Web development environment enables scalable, enterprise-wide access to data in distributed environments. The Web Server enables business-to-business workflow integration, and manages the policies and rules governing customer relationships. Using various Web standards (DHTML, CSS, SSL, etc.) and Java, the Web Server provides a personalized user experience on a standard Web browser. Additionally, the Web Server provides a secure environment for its applications. Authentication (including the single sign-on interoperability with a host-based security manager), data integrity and privacy are all supported.

Rapid Application Development and Reengineering

Sapiens' RAD re-engineering solutions enable customers to reengineer core software applications in a cost-effective and timely manner to meet changing business requirements. Our solutions, which incorporate our rule-based, object technology and RAD methodology, and expertise of our staff require significantly less code writing because application logic is defined in easy-to-understand business rules. The time and manpower required for programming are therefore dramatically reduced, allowing customers to minimize costly development efforts. RAD re-engineering complements legacy renewal because together they constitute the most effective way to meet immediate and long-term business needs.

The RAD/re-engineering solution utilizes these technologies:

eMerge Application Server - a server-centric application development environment that combines cross-platform compatibility and a scalable architecture. Platforms supported include Windows NT; UNIX; AS/400; and IBM, Hitachi, and Fujitsu mainframes. Databases supported include DB2, IMS, Oracle, SQL Server, Informix, and VSAM.

eMerge Application Modeler - a graphical modeling environment for visual application development. The Application Modeler allows multiple developers to operate in a workgroup environment employing graphical tools to model, define, test, and modify objects, attributes, and rules covering the whole solution life cycle.

eMerge Asset Discovery

The eMerge Asset Discovery solution provides a global, operational platform designed to manage, view, and access all enterprise IT components and data, and to assess inter-system and intra-system impacts. The Asset Management Tool and Resource Monitor (currently in development) can be used for large IT challenges such as euro conversion, enterprise application integration, application development and maintenance, ERP/ERM testing, e-business, mergers and acquisitions, re-engineering, etc.

The Asset Management Tool (AMT), a server-centric repository featuring PC GUI navigation and browsing, is a foundation tool employed in most of Sapiens' integrated solutions. AMT serves as both the repository for all system components and inter-relations, as well as the environment in which mapping, analysis, planning, project management, and implementation are performed. It operates on MVS, VM, and VSE, and its GUI front-end is available on Windows 98, 2000 and NT.

Sapiens EuroMigration

Sapiens' EuroMigration is a comprehensive, phased euro conversion solution designed to address dual currency needs and the inevitable base currency cut-over. This non-intrusive bridging solution promotes enterprise-wide data integrity. Since underlying programming does not need to be changed, there is only a minimal impact on source code. The EuroMigration solution incorporates a comprehensive methodology, Sapiens' core technologies, project management, and implementation and support services.

The EuroMigration solution addresses the entire multiphase euro conversion life cycle, including:

o Assessment
o Analysis
o Configuration mapping
o Wrapping of screens, reports, and databases
o Program and data conversions
o Currency conversion routines
o Re-engineering
o Project management
o Testing

Using any combination of these functions together with RAD technologies and methodology, Sapiens works with customers to determine the most appropriate business solutions and implements them in ways designed to be reliable and cost-effective, using a conversion path focused on the satisfaction of requirements established by the European Commission to the European Monetary Union.

Sapiens' approach to the euro is to minimize the data pollution and discontinuity risks; to minimize the code changes required; and, overall, to ensure business-as-usual performance during and after the transition. Sapiens' euro impact analysis is designed to save conversion efforts on systems or sub-systems that could be re-engineered for e-business directly.

Sapiens' core technologies, the Euro-Virtual-Machine (EVM) and the Euro Configuration Repository (ECR), are the foundation of the EuroMigration Solution. The Sapiens EuroMigration solution supports IBM mainframes, AS/400, and UNIX environments. It also includes testing facilities and processes.

Sapiens' Euro-Virtual-Machine (EVM) - EVM is a wrapping engine that enables rapid euro compliance, dual currency functionality and cluster-by-cluster conversions of databases of mainframe host applications. Data becomes available in all required currencies (online screens and online or batch reporting) and a simple toggle transforms data to and from the euro denomination. Additional euro fields can be added with minimal effort. Decimal point issues (wherever applicable) present minimal problems. Functionality phase changes involve minor adjustments. Currency transformation is performed via PC WYSIWYG tool connected online to the mainframe host and the EVM rule-based repository. No source code changes are necessary.

There are EVMs designed for specific tasks. These include the following:
o EVM for Screens--Rapidly adds dual currency functionality to online screens by capturing or parsing screen descriptions, editing the data to make modifications for euro-readiness (in a Windows-based GUI environment), and by running the EVM runtime engine, which intercepts and manipulates online data streams.
o EVM for Reports--Rapidly enables dual currency functionality in online and batch reports and batch output files during the transition period with no need to change the programming source code
o EVM for Data--Bridges between the physical currency data and the programs in which the system logic is processed, enabling data to be converted gradually by clusters, without making changes to the program source code and without incurring currency conversion ("rounding") errors. The following common databases are supported: DB2, IMS, IDMS, ADABAS, Datacom and VSAM.

Euro Configuration Repository (ECR) - ECR is a global, operational platform designed to manage, view, and access all enterprise IT components and data, and to assess inter-system and intra-system impacts. ECR is the repository for EVM layouts. It also stores the EVM rulebase for data, screens, and reports, allowing multi-phased euro projects to be centrally managed and orchestrated.

Outsourcing Services

Our maintenance outsourcing solutions are designed to ease the growing burden of managing and maintaining existing applications. By contracting with us to maintain and manage their core applications on an outsourcing basis, our customers benefit from the accumulated knowledge and expertise of our off-site Delivery and Global Support division, and the comparatively lower cost of maintaining these applications through an outsourcing arrangement. Our maintenance outsourcing solution revolves around our eMerge Application Server and our Asset Management Tool, as described above.

Industry-Specific Solutions

eMerge Loan

eMerge Loan is Sapiens' framework for Web-enabled loans and mortgages. This solution provides financial service corporations with the ability to launch new loan and mortgage products rapidly and is designed to process loan and mortgage transactions cost-effectively and efficiently over the Web. The framework features built-in, Internet-capable quotes and application tracking information, a customer system, and multi-currency capabilities allowing lenders to offer loans in any currency needed. The framework runs on IBM mainframe operating systems, AS/400 and UNIX.

The eMerge Loan framework consists of five main components:
o Customer Database--provides an overview of the customer, summarizing all the relationships that the lender holds with the customer.
o Systems Tables--drive system behavior to maximize the flexibility of business processes with the Product and Procedural Templates.
o Loan Quotation System--captures basic data from a range of delivery channels and processes the data to generate single or multiple quotations.
o Loan Application System--captures all required data from the quotation and enables the efficient underwriting and processing of the applications to completion of the loan.
o    Loan Processing System--processes the loan from completion to redemption.

eMerge Insure

eMerge Insure is Sapiens' framework for Web-enabled expert property and casualty insurance solutions. This solution empowers insurance providers to launch new insurance products and services rapidly and to process applications and other related policy transactions cost-effectively and efficiently. The framework covers the entire policy life-cycle--from issuance, endorsement, point-in-time views, and risk clearance through cancellation, reinstatement, and renewal.

The framework features built-in Internet/intranet capabilities for policy quotes, risk evaluation, issuance and policy life support, in addition to high-level security features. Product definition, underwriting, rating, and data entry are developed and maintained in a GUI, rule-based, table-driven environment that can be directly accessed if changes are required without requiring the assistance of professional programmers.

The eMerge Insure framework is a flexible, data-driven insurance processing system that consists of several subsystems. The generic architecture, based on IBM's Insurance and Application Architecture (IAA) Gold principles, supports processing for all lines of business and company-specific processing requirements.

The eMerge Insure framework includes the following primary subsystems:
o Business Analyst Subsystem--used to record definitions of insurable risks and coverage, and their associated relationships, data edits and eligibility criteria. The menu-driven subsystem facilitates rate data entry, algorithms and formulas to calculate premiums. Versioning is supported, creating the basis for data presentation, further system customization, and processing of workflow.
o Eligibility Subsystem--enables users to customize coverage eligibility criteria.
o Underwriting Subsystem--launches manual intervention for policy review, based on responses to underwriting queries that could not be automated.
o Pricing Subsystem--facilitates the further refinement of rating criteria by applying modification factors and credit or debit plans.
o Life-Cycle Subsystem--enables the policy flow to be tailored to meet specific company requirements.

eMerge Supply Chain

eMerge Supply Chain is Sapiens' Web-enabled framework for inventory forecasting and planning. This solution is designed to help businesses accurately predict future product sales so that they can plan their inventories and order correctly.

eMerge Supply Chain has three modules, including:
o Planning Module--reviews customer and product sales histories to promote effective inventory replenishment. This application provides point-and-click control over inventory management and a graphical view of future demand requirements. It operates equally well for time-based planning (replenishment figuring and production planning) and order-point planning (for distribution environments).
o Forecasting Module--analyzes information from the Planning Module and provides an outlook of future stock demand. This application offers a hierarchical approach to help businesses forecast at a chosen level and to accumulate at other levels. This module covers all aspects of sales forecasting, budgeting, performance monitoring, promotion control and margin analysis.

o Promotions Forecasting Module--designed to help businesses plan, track and evaluate the impact promotions have on the company's bottom line. This module allows the company to view actual demand for a promoted product and to change the balance of the promotion accordingly. Additionally, it presents management and analysis of promotions in a weekly and monthly forecast system.

EZONEXCHANGE.COM

In addition to the Sapiens eMerge offering, the Company has identified a market segment in the evolving new economy: the supply of specialized fulfillment solutions to market makers of on-line B2B marketplaces. In March 2000, the Company founded eZoneXchange.com for the purpose of pursuing its initiative in this new market segment.

The objective of eZoneXchange.com is to extend and enhance the capabilities of on-line marketplaces. More specifically, eZoneXchange.com will provide its customers access to the following services: (1) e-Integration - extending the capabilities of the existing on-line marketplace to be integrated with the back office systems of its buyers, sellers and suppliers (2) e-Fulfillment - enabling on-line marketplaces to offer eFulfillment services, such as Supply Chain Execution ("SCE") services, through eZoneXchange.com's Logistics CommerceHub ("LCH").

e-Integration

eZoneXchange.com will provide e-integration services based on the Sapiens eMerge technology as well as third-party technology, when necessary.

e-Fulfillment

eZoneXchange.com will provide on-line marketplaces with access to its LCH, which will optimize the transportation and order fulfillment processes. LCH also will provide comprehensive SCE services, which will allow the on-line marketplace to track the purchase orders until final delivery of the goods or services. Access to the LCH will be granted on a non-exclusive basis to on-line marketplaces and, when necessary, to their clients.

Training and Support Services

eZoneXchange.com will provide training and support services to on-line marketplaces and their clients in order to maximize the benefits of the e-Integration and e-Fulfillment offerings. These training and support services will also be offered by LCH to designated vendors.

Private Placement

On May 4, 2000 the Company completed a $15 million private placement of 7.7% of the outstanding shares of common stock of eZoneXchange.com. The Investors, First Mezzanine Investors, Ltd. and Israel Discount Bank, may require the Company to re-purchase their shares in eZoneXchange.com during the fifth year following the date of the transaction for 50% in cash and 50% in shares of Sapiens International common stock amounting to $15 million plus 5% interest per annum. The Investors also received a warrant to purchase an additional 2.25% of the common stock of eZoneXchange.com at the same private placement share price ($25 per share), which is subject to future adjustment. According to the terms of the transaction, the Company may repurchase the Investors' shares of eZoneXchange.com at specified prices.

The proceeds of the investment will be used as working capital to establish a marketing infrastructure and further develop integrated solution offerings for market-makers of these rapidly emerging B2B e-Marketplaces.

OUR CONSULTING SERVICES

We offer customers a wide range of consulting services that are priced on the basis of time and materials expended. These customers seek the expertise of our consultants on-site to provide them with project management and consulting services, which helps them manage their development efforts. Our consultants can assist with a range of specific needs, including application development, database design, system audits and project management. While not delivering a solution package, these consultants have access to the methodologies, technologies, and intellectual resources held by our entire solutions organization.

OUR CORE TECHNOLOGY

The following are some key features of our core technology that are common to the full range of our solutions:

The Sapiens Object

The key building block of the Company's technology is the Sapiens object. An object is a unit of data containing information about a particular aspect of a business. Each object also contains a set of business rules (methods) controlling its character and interaction with other objects. For example, a product object within an inventory application will contain information about the product's name, price, identification number, quantity on hand, etc. Encapsulated within the object are rules that dictate when the product should be reordered, and how its price should be calculated.

Business Rules

The rules within a Sapiens application are modeled after the business rules by which an organization runs. Each rule is typically a one or two-line statement that defines a discrete business task. Since each rule resides within an object, it is necessary to define the rule only once. In contrast, traditional programming methods require numerous lines of procedural code to perform the same tasks, and force developers to repeat the underlying business logic in multiple programs within an application. Consequently, developers using Sapiens technology are free to concentrate their efforts on the business objectives of an application rather than being tied to the tedious tasks of procedural programming.

Since these rules are encapsulated within the Sapiens objects, they are easily identifiable and maintainable. In contrast to traditional programming, developers need not review large volumes of code when modifying a Sapiens-based application. They simply revise the straightforward rules that govern the behavior of the application.

The Sapiens rules engine features a power of inference called Positive Thinking. Due to this feature, the Sapiens rules need only be stated in their positive form. Negative implications of the rules are automatically inferred. For example, a positive rule within an inventory application may dictate that each item ordered should be subtracted from the inventory on hand. In traditional programming, negative implications must be specified and coded by means of a lengthy and detailed process.

In summary, Sapiens rules reduce complexity by stating what has to be done rather than how it should be done. This reduces the instructions that are given by the application developer from a long and complicated set of machine instructions (procedural programming) to a greatly reduced number of functional statements. The "how" part of the application is generated automatically by Sapiens technology's power to infer. Positive thinking also ensures the integrity of an application because the Sapiens rules engine, rather than developers working manually, automatically addresses the negative implications of the business logic.

The Sapiens Repository

The Sapiens repository contains all of the information that comprises an organization's portfolio of applications. The information within the repository includes all Sapiens objects and rules, screen and report layouts, database mapping information and security profiles. The repository is governed by its own set of rules and objects that control the contents of the repository. The developer of a Sapiens application simply populates the repository with application specifications, which are then governed by the repository's own rules and objects.

Unlike passive repositories, which merely document applications, the Sapiens repository is the active and sole knowledge base for the organization's information systems. This knowledge base, which incorporates all application information, is easily copied and migrated across multiple platforms. This cross-platform flexibility enables Sapiens customers to scale their applications in accordance with their changing needs.

Three-Tier Architecture

The Company's technology is based on a three-tier architecture, which includes presentation, business logic and data. The presentation layer houses the client technology, including character-based 3270 terminals, Windows-based clients and Web browsers. The business logic layer contains the Sapiens objects and rules, and may reside on various server platforms, including mainframe, AS/400, UNIX and Windows/NT. The third layer accommodates the application data, which may be stored in a wide range of database management systems, including DB2, Oracle, Informix, IMS, VSAM and others.

Each tier is independent and may be replaced or modified without affecting the other tiers. This architecture allows customers to port their applications by simply moving the business logic layer from one server platform to another without affecting the presentation and data layers. This enables the flexible movement of applications within a heterogeneous computing environment. For example, customers may choose to adopt the latest Internet browser in their presentation layer or change their database management systems without impacting the business logic and functionality of their applications.

CUSTOMERS

The Company markets its solutions primarily to organizations with large information technology budgets and ongoing maintenance and development needs.

The Company believes that the following customers, arranged by industry, are representative of the organizations that comprise its international customer base.


FINANCIAL SERVICES
Abbey National Mortgage Finance
Banco Credicoop
Banco Sudameris
Bank Hapoalim
Bank Leumi
Canadian Imperial Bank of Commerce
Capital Bank (NWS Bank Plc)
National Australian Group
P.K.O. BP Bank
Principal Financial Group
Woolwich Direct
Sanwa Bank

INSURANCE

Mutuelle du Mons
Canada Life (Albany Life Assurance)
AXA Global Risks
Delta Lloyd General Insurance
ELVIA Vie Leben Vita
Guardian Financial Services
Menora Insurance Company
Mutuelle de L'Industrie du Petrole
Norwich Union
The Prudential
US Automobile Association
Virginia Farm Bureau

GOVERNMENT and UTILITIES

Ameritech
ELMU-Budapesti Elektromos Muvek
Houston Industries (formerly ARKLA)
Israeli Civil Service Commission
Israeli Ministry of Construction &
Housing
Israeli Ministry of Labor & Social Affairs
Israeli Social Security Institute
Social Security Office of Thailand
State of NC Dept. of Transportation

MISC.
American Assn. of Retired Persons
Bass Hotels (Holiday Inn Worldwide)

MANUFACTURING
3M
ALPS Electric
Robert Bosch
Canon France
Haworth, Inc.
Honda Motor Company of Japan
International Paper
Kawasaki Heavy Industries
Kirin Beer
Mazda Parts Europe
Mercedes-Benz Schweiz AG
Renault
Siemens Energy & Automation Inc.
TDK Corporation

TRANSPORTATION
Air France
Canada Maritime
Canadian Pacific Rail
Deutsche Lufthansa
Greyhound Pioneer Australia
Intercontainer-InterfrigoS.C.
Norfolk Southern Railway
Queensland Rail

RETAIL
JD Williams & Company
La Redoute
Panasonic UK
Seiko
SOGO Information Service
Group Andre

SALES AND MARKETING

To reach the broadest potential customer base, the Company has pursued multiple distribution channels, including a direct sales force and relationships with system integrators and, in certain geographic areas, with distributors.

As of December 31, 1999, the Company had 96 marketing and sales personnel located in its operations in the United States, France, the United Kingdom, Germany, Canada, The Netherlands, Japan, Australia and Israel. The direct sales force focuses on large organizations within select industries. It also coordinates sales activities with system integrators such as Cap Gemini, KPMG, IBM, Computer Associates, Olivetti Wang, Hitachi Data Systems, and Sun Microsystems. These partnerships allow Sapiens to further expand its own solutions, and to gain access to specific types of domain.

The Company employs a variety of business development and marketing techniques to communicate directly with current and prospective clients. These techniques include exhibiting at trade shows and industry conferences, disseminating product brochures and other literature, direct-mail marketing, authoring articles, and hosting user conferences and business forums for customers and prospective customers on technology and industry issues.

CUSTOMER TRAINING AND SUPPORT

The Company believes that a high level of customer support is important to the successful marketing and sale of the Company's solutions. The company employs a team of technical specialists who provide the full range of training and support services. The typical direct sale to a client includes initial maintenance, training and consulting services. In addition, substantially all of the clients for whom the Company has developed an application elect to enter into an ongoing maintenance and support contract with the Company, which is typically for twelve-month intervals and entitles the customer to technology upgrades and technical support. The Company also offers introductory and advanced classes and training programs available at the Company's offices and customer sites.

On a worldwide basis, the Company's authorized distributors, value-added resellers and system integrators also provide customers with training, product support and consulting services. Each of the Company's software distributors is capable of providing training in its respective country. In addition, many international partners and distributors, particularly independent software vendors, operate their own technology training programs.

RESEARCH AND DEVELOPMENT

The Company conducts extensive research and development to enhance its existing products and build new complementary products. Research and development priorities are set on the basis of a combination of strategic marketing requirements and requests for enhancement submitted by existing users.

The Company intends to expand its core technologies to take advantage of emerging opportunities, such as those related to the proliferation of Internet/Intranet technologies and the e-business market. The Company has announced its Sapiens eMerge e-business solution, which enables full integration of the Internet/intranet into the existing development environment.

In addition to the development of new technology and solutions, the Company continually updates its core technology through enhancements and new releases. The Company may also enhance its current solution offerings by selectively acquiring complementary products and technologies. The Company expects to devote a portion of its research and development resources to the enhancement and integration of acquired and licensed technologies.

For the years ended December 31, 1997, 1998 and 1999, gross research and development expenditures were $8.0, $9.1 million and $9.9 million, respectively. The Company anticipates that it will continue to commit substantial resources to research and development in the future.

COMPETITION

The market for e-business software solutions is highly competitive and characterized by rapidly changing technology, evolving industry standards and customer requirements, and frequent innovations. The following is a breakdown of the competition that we face in each of our primary markets:

Web Development and Legacy Renewal

Our competitors in the application development and e-commerce marketplaces include tool vendors and system integrators. Tool vendors with whom we compete include Software AG, SAGA Systems, Forte/Sun Microsystems, Lansa, Sterling Software, Oracle and Sun Microsystems. Web consultants and system integrators who offer competing solutions include IBM, Cap Gemini, Xpedior, Sapient, Cambridge Technology Partners, Computer Associates International, Andersen Consulting, USWeb/CKS and EDS.

Euro Conversions

Competition in the euro conversion marketplace includes technology vendors such as Crystal, Viasoft and Sopra, as well as large and specialized consulting organizations and system integrators, such as IBM and Sema, who offer the full range of euro conversion services.

Many of our competitors have formidable financial, marketing, technical and other resources. Our ability to compete will depend in large part upon our ability to implement large-scale projects in a timely manner, expand out marketing channels and develop new technologies and solutions in line with market needs.

INTELLECTUAL PROPERTY RIGHTS AND SOFTWARE PROTECTION

The Company relies upon a combination of contractual provisions and intellectual property law to protect its proprietary technology. The Company believes that because of the dynamic nature of the computer and software industries, copyright protection is less significant than factors such as the knowledge and experience of the Company's management and personnel. The Company seeks to protect the source code of its technologies as trade secret information and as an unpublished copyright work. The Company also relies on security and copy protection features in its proprietary software. The Company distributes its products under software license agreements which grant customers a personal, non-transferable license to use the Company's products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of the Company's products. In addition, the Company attempts to protect trade secrets and other proprietary information through agreements with employees, consultants, and distributors. Although the Company intends to protect its rights vigorously, there can be no assurance that these measures will be successful.

EMPLOYEES

Competition for personnel in the Company's industry is intense. The Company believes that its future success will depend in part on its continued ability to hire and retain qualified personnel. There can be no assurance that the Company will be successful in attracting and retaining sufficient numbers of qualified personnel to conduct its business in the future.

As of December 31, 1999, the Company had a total of 785 employees, including 131 in research and development, 477 in consulting and technical support; 96 in marketing and sales; and 81 in administrative functions.

All male permanent residents of Israel between the ages of 18 and 45 are, unless exempt, obligated to perform reserve duty in the Israeli Defence Forces, presently consisting of approximately 30 days of service annually. Additionally, all such residents are subject to being called to active duty at any time upon the outbreak of hostilities. Many of the Company's officers and employees are currently obligated to perform annual reserve duty. While the Company has operated effectively under these requirements since its organisation, no assessment can be made as to the full impact of such requirements on the Company's business or work force and no prediction can be made as to the effect on the Company of any expansion of such obligations. The Company believes that its relations with its employees are good.

Item 2.       Description of Property

In 1995, the Company entered into a sale-leaseback transaction on a facility, which resulted in a gain of $1,165,000. Under the sale-leaseback transaction, the Company deferred and is amortizing the gain over the lease term of five years. The Company has exercised its option to renew the lease for an additional five-year term.

The Company leases office space in the United States, Canada, United Kingdom, France, Switzerland, Germany, Belgium, and The Netherlands. The lease terms are generally five to ten years. The Company believes that its existing facilities are adequate for its current needs.

Item 3.  Legal Proceedings

The Company is subject to certain legal proceedings and claims that arise in the conduct of its business. In the opinion of management, the amount of liability, if any, as a result of these claims and proceedings is not likely to have a material effect on the financial condition or results of operations of the Company.

Item 4.       Control of Registrant

The following table sets forth, as of December 31, 1999, certain information with respect to the beneficial ownership of the Company's Common Shares by (i) each person known by the Company to own beneficially more than 10% of the outstanding Common Shares and (ii) all officers and directors of the Company as a group.

Name and Address                                              Shares Beneficially Owned
(1)
                                                          Number                     Percent
                                                          ------                     -------
Meister Software N.V. (2)........................         1,800,702                  8.4%
    De Ruyterdade 58A
    Curacao, Netherlands Antilles

Century Holdings, Inc. (3)........................        1,800,702                  8.4%
    C/o Secretary
    Residence Park
    P.O. Box 4258
    CH-6300 Zug, Switzerland

Lako Enterprises S.A. (4)..........................       2,289,201                  10.7%
    C/o Secretary
    Residence Park
    P.O. Box 4258
    CH-6300 Zug, Switzerland

All officers and directors as a group (14 persons) (5)    2,600,551                  12%

(1) Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The number of Common Shares deemed outstanding as of December 31, 1999 is 21,464,511.

(2) Tsvi Misinai and Shlomo (Shai) Sole beneficially own approximately 23% and approximately 9.7%, respectively, of the voting stock of Meister. By virtue of their ownership of Meister and their positions as officers and directors of Meister (see "Management"), Mr. Misinai and Mr. Sole may be deemed to beneficially own all of the outstanding Common Shares held by Meister. By virtue of Mr. Zuckerman's deemed ownership of Century Holdings, Inc., a Panamanian corporation ("Century") and by Century's approximately 31.9% ownership of Meister, Mr. Zuckerman may be deemed to beneficially own all of the Common Shares held by Meister (see Note (3)).

(3) Includes the 1,800,702 Common Shares held by Meister. Century owns approximately 31.9% of the outstanding voting shares of Meister. By virtue of Century's ownership of Meister, Century may be deemed to beneficially own all the Common Shares held by Meister.

(4) Includes the 1,800,702 shares held by Meister and deemed to be held by Century. Lako owns 488,499 Common Shares and 50% of the voting shares of Century. A trust (the Bornali Foundation) for the benefit of the estate of Mr. Zuckerman owns all the outstanding voting shares of Lako. Mr. Zuckerman disclaims beneficial ownership of the Common Shares held by Lako. By virtue of Lako's ownership of Century, Mr. Zuckerman may be deemed to beneficially own all the Common Shares held by Century (see Notes (2) and (3)).

(5) Includes (i) 1,800,702 Common Shares held by Meister, which shares may be deemed to be beneficially owned by Messrs. Misinai, Sole, Zuckerman, (see Notes (2), (3), and (4)); (ii) 488,499 Common Shares held by Lako as to which Mr. Zuckerman disclaim beneficial ownership, (See Note (4)); (iii) 120,000 Common Shares held of record by Mr. Zuckerman; and (iv) 168,600 Common Shares held of record by a trust (the ADANAC Trust) for the benefit of Mr. Sole's children, as to which Mr. Sole disclaims beneficial ownership.

Item 5.       Nature of Trading Market

Common Shares

The Company's Common Shares are quoted on the Nasdaq National Market ("Nasdaq") under the symbol "SPNS".

As of December 31, 1999, 21,464,511 Common Shares were outstanding and additionally 213,000 shares were held in treasury by the Company.

The table below sets forth the high and low last reported sale prices for the Common Shares during the indicated fiscal quarters:


1998                                                 HIGH              LOW
----                                                 ----              ---
First Quarter                                        8.375             6.0625
Second Quarter                                       9.4375            6.4375
Third Quarter                                        8.125             4.75
Fourth Quarter                                       8.0625            3.375

1999
----
First Quarter                                        11                8.375
Second Quarter                                       10.625            8.625
Third Quarter                                        12.25             8.313
Fourth Quarter                                       17.063            9

2000
----
First Quarter                                        21.125            12.063

As of December 31, 1999, there were approximately 257 holders of record of the Company's Common Stock, including 149 holders of record with addresses in the United States.

Item 6.       Exchange Controls and Other Limitations Affecting Shareholders

Although there are Netherlands Antilles laws which may impose foreign exchange controls on the Company and may affect the payment of dividends, interest, or other payments to nonresident holders of the Company's securities, including the Common Shares, the Company has been granted an exemption from such foreign exchange control regulations by the Central Bank of the Netherlands Antilles. Other jurisdictions in which the Company conducts operations may have various currency or exchange controls. In addition, the Company is subject to the risk of changes in political conditions or economic policies which could result in new or additional currency or exchange controls or other restrictions being imposed on the operations of the Company. As to the Company's securities, Netherlands Antilles law and the Company's Articles of Incorporation impose no limitations on the right of nonresident or foreign owners to hold or vote such securities.

Item 7.  Taxation

The following discussion is a summary of certain anticipated tax consequences of an investment in the Common Shares under U.S. Federal income tax laws and Netherlands Antilles tax laws. The discussion does not deal with all possible tax consequences relating to an investment in the Common Shares. In particular, the discussion does not address the tax consequences under state, local and other (e.g., non-U.S., non-Netherlands Antilles) tax laws. Accordingly, each prospective investor should consult its tax advisor regarding the tax consequences of an investment in the Common Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change.

United States Federal Income Taxation

The following discussion addresses the U.S. Federal income taxation of a U.S. person (e.g., a U.S. citizen or resident, a U.S. corporation, and an estate or trust subject to U.S. tax on all of its income regardless of source) (a "U.S. Investor") making an investment in the Common Shares. Persons other than U.S. Investors may be subject to tax rules that differ significantly from those summarized below. Such persons are advised to consult their tax advisors regarding the tax considerations incident to an investment in the Common Shares.

A U.S. Investor receiving a distribution on the Common Shares will be required to include such distribution in gross income as a taxable dividend to the extent such distribution is paid from earnings and profits of the Company as determined under U.S. Federal income tax purposes, as a nontaxable return of capital to the extent of the U.S. Investor's basis in the Common Shares and then as gain from the sale or exchange of a capital asset, provided that the Common Shares constitute capital assets in the hands of the U.S. Investor. Dividends received on the Common Shares will not be eligible for the corporate dividends received deduction.

Gain or loss on the sale or exchange of Common Shares will be treated as capital gain or loss (if the Common Shares are held as a capital asset). Such capital gain or loss will be long-term capital gain or loss if the U.S. investor has held the Common Shares for more than one year at the time of the sale or exchange.

Netherlands Antilles Taxation

Under the laws of the Netherlands Antilles as currently in effect, a holder of Common Shares who is not resident of, and during the taxable year has not engaged in trade or business through a permanent establishment in, the Netherlands Antilles will not be subject to Netherlands Antilles income tax on dividends paid with respect to the Common Shares or on gains realized during that year on sale or disposal of such shares; the Netherlands Antilles does not impose a withholding tax on dividends paid by the Company. Under Netherlands Antilles law, no gift or inheritance taxes are levied if, at the time of such gift or at the time of death, the relevant holder of Common Shares was not domiciled in the Netherlands Antilles.

United States Backup Withholding and Information Reporting

The receipt of dividends on the Common Shares by a holder of the Common Shares
(a) made by mail or wire transfer to an address in the United States, (b) made by a paying agent, broker or other intermediary in the United States or (c) made by a U.S. broker or a "United States-related" broker to such holder outside the United States may be subject to U.S. information reporting requirements. Holders of Common Shares who are not U.S. persons ("non-U.S. holders") generally would be exempt from these reporting requirements, but may be required to comply with certification and identification procedures in order to prove their exemption. Treasury regulations currently in effect do not require backup withholding with respect to dividends paid by a foreign corporation such as the Company. The U.S. Treasury Department is considering, however, whether to extend the backup withholding rules to dividends from certain foreign corporations.

The payment of the proceeds of the disposition of Common Shares by a holder to or through the U.S. office of a broker generally will be subject to information reporting and backup withholding at a rate of 20% unless the holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a holder of Common Shares to or through a non-U.S. office of a broker will generally not be subject to backup withholding and information reporting. Information reporting (but not "backup" withholding) may apply, however, to such a holder who sells beneficial interest in Common Shares through a non-U.S. branch of a U.S. broker, or through a non-U.S. office of a "United States-related" broker, in either case unless the holder established an exemption or the broker has documentary evidence in its files of the holder's status as a non-U.S. holder. For purposes of these rules, a "United States-related" broker is a broker or other intermediary that is a controlled foreign corporation for U.S. Federal income tax purposes or that is a person for which 50% or more of the gross income from all sources, over a specified three-year period, is effectively connected with a U.S. trade or business.

Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded (or credited against the holder's U. S. Federal income tax liability, if any) provided that the required information is furnished to the U.S. Internal Revenue Service.

Item 8.       Selected Financial Data

The following table summarises certain selected consolidated financial data and should be read in conjunction with the Company's consolidated financial statements for the years ended December 31, 1999, 1998, 1997, 1996, and 1995 and notes thereto, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," (see Item 9 at page 22). The selected financial data set forth below as of and for the years ended December 31, 1999, 1998, 1997, 1996, and 1995 has been derived from the consolidated financial statements of the Company for the years ended December 31, 1999, 1998, 1997, 1996, and 1995 which have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and which have been audited by Kost, Forer and Gabbay, a member of Ernst & Young International.


Selected Financial Data (1):                               Year Ended December 31,
                                                           -------------------------------------------------------------------------
(In thousands; except per share data)
                                                           1995         1996        1997        1998       1999
                                                           ----         ----        ----        ----       ----
Revenues:
    Products                                               $10,208      $13,699     $20,507     $37,181    $47,390
    Consulting and maintenance services                    26,432       25,288      24,057      33,799     44,440
                                                           -------------------------------------------------------------------------
                        Total revenues                     36,640       38,987      44,564      70,980     91,830
                                                           -------------------------------------------------------------------------

Operating Expenses:
Cost of products                                           2,347        1,473       4,473       12,690     16,354
Cost of consulting and maintenance services                17,569       16,511      15,507      21,611     29,333
Research and development, net                              4,316        2,429       3,258       4,112      5,021
Selling and marketing, general and                         20,567       16,781      16,316      22,921     27,880
administrative
Restructuring                                              4,456        0           0           0          2,019
                                                           -------------------------------------------------------------------------
                        Total operating expenses           49,255       37,194      39,554      61,334     80,607
                                                           -------------------------------------------------------------------------
Income (loss) from operations                              (12,615)     1,793       5,010       9,646      11,223
                                                           -------------------------------------------------------------------------

Finance income (expenses), net                             16           198         107         457        412
Other income (expenses), net                               (2,798)      (8,842)     (417)       (328)      (220)
                                                           -------------------------------------------------------------------------
Income (loss) before taxes on income                       (15,397)     (6,851)     4,700       9,775      11,415
                                                           -------------------------------------------------------------------------
Taxes on income                                            (41)         (35)        (57)        (55)       1,678
Equity earnings (losses) of an affiliate                   (211)        (150)       (203)       0          0
Minority interests                                          83           317         104        15         (25)
                                                           -------------------------------------------------------------------------
Income (loss) before extraordinary item                    (15,566)     (6,719)     4,544       9,735      13,068
                                                           -------------------------------------------------------------------------
Extraordinary item-early extinguishment of debt            15,911       96          0           0          0
                                                           -------------------------------------------------------------------------
Net income (loss)                                          345          (6,623)     4,544       9,735      13,068
                                                           -------------------------------------------------------------------------

Preferred stock dividend                                                (1,211)     (2,406)     (645)      (418)
                                                                        -------     -------     -----      -----

                                                           -------------------------------------------------------------------------
Net income (loss) to Common  shareholders                  $345         ($7,834)    $2,138      $9,090     $12,650
                                                           ----         --------    ------      ------     -------
                                                           -------------------------------------------------------------------------
Basic earnings (loss) per share:

 Before extraordinary item                                 $(1.29)      $(0.63)     $0.14       $0.48      $0.61
Extraordinary item                                         1.32         0.01        -           -          -
                                                           -------------------------------------------------------------------------
Basic earnings (loss) per share                            $0.03        $(0.62)     $0.14       $0.48      $0.61
                                                           -----        -------     -----       -----      -----
                                                           -------------------------------------------------------------------------
Weighted average number of shares
  used in computing Basic earnings (loss) per share        12,075       12,601      15,210      18,966     20,813
                                                           ------       ------      ------      ------     ------
Diluted earnings (loss) per share:

Before extraordinary item                                  (1.29)       $(0.63)     $0.12       $0.43      $0.53
Extraordinary item                                         1.32         0.01        -           -          -

                                                           -------------------------------------------------------------------------
Diluted earnings (loss) per share                          $0.03        $(0.62)     $0.12       $0.43      $0.53
                                                           -------------------------------------------------------------------------

Weighted average number of shares
  used in computing Diluted earnings (loss) per share      12,075       12,601      17,951      21,387     24,558


Balance Sheet Data:

Cash and cash equivalents                                  $11,064      $6,876      $10,338     $20,222    $8,735
Working capital (deficit)                                  14,386       9,611       20,062      21,028     30,319
Total assets                                               55,951        50,218     57,648      73,324     85,105
Long term debt                                             18,405       16,979      16,088      7,273      7,930
Total stockholders' equity (deficit)                       9,541        7,191       20,069      33,115     51,414


Item 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with our financial statements and notes thereto. Certain matters discussed below and throughout this annual report are forward-looking statements that are based on our beliefs and assumptions as well as information currently available to us. Such forward-looking statements may be identified by the use of the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those described herein. Please read the section below entitled "Factors That May Affect Future Results" to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements.

Results of Operations

Revenues. Total revenues in 1999 increased 29% to $91.8 million from $71.0 million in 1998, and $44.6 million in 1997. Revenues in the European region rose 19% to $60.5 million and represented 66% of total revenues compared with 72% in 1998. Revenues in the Americas increased 49% to $26.2 million, representing 29% of revenues in 1999 versus 25% in the prior year; revenues in the Asia-Pacific region rose 114% in 1999 to $5.1 million or 5% of total revenues compared with 3% in 1998. We expect that a significant portion of our revenues will continue to be denominated in European currencies, mainly the euro, and a growing portion of our revenues will be denominated in the Japanese yen. As a result, movements in the exchange rates between the US dollar and the euro and/or the US dollar and the Japanese yen could have a material unfavorable impact on our revenues and results of operations.

Product revenues rose 27% in 1999 to $47.4 million, after increasing 81% in 1998 and 50% in 1997. The increase in product revenues in 1999 is due primarily to revenues generated from the Sapiens EuroMigration(TM) and Sapiens eMerge solution offerings, only partly offset by lower revenue from "year 2000" related products.

Consulting and other services revenues increased 31% to $44.4 million from $33.8 million in 1998, and $24.1 million in 1997. The increase in 1999 is primarily attributable to the acquisition of Syspart, a consulting firm based in Germany; the consolidation of the results of Sapiens Japan, following the purchase of an additional 70.1% of the shares of that company and the inclusion for a full year of the consulting activities of SAIC, acquired in 1998.

Gross Profit. Gross profit increased 26% to $46.1 million from $36.7 million in 1998 and $24.6 million in 1997. Gross margin was 50.2%, 51.7% and 55.2% in 1999,
1998 and 1997, respectively. Product revenue gross profit rose 27% in 1999 to $31.0 million from $24.5 million in 1998; product gross margin was 65.5% in 1999 compared with 65.9% in 1998. The decline in product gross margin is due principally to the unfavorable movement of exchange rates. We believe that product gross margin may decline in the future due to adverse movements in exchange rates, the increasing utilization of third party personnel in the implementation of projects (mainly EuroMigration), and an increase in the rate of royalties payable to the Office of the Chief Scientist of the Government of Israel ("OCS") pursuant to programs entitling the Government to receive royalties on sales of products developed as a result of research and development efforts so funded.

Consulting and other services gross profit increased 24% to $15.1 million in 1999 from $12.2 million in 1998. Consulting and other services gross margin declined in 1999 to 34.0% from 36.0% in the prior year due mainly to the impact of the industry-wide slowdown on development efforts prior to January 1, 2000. We believe that consulting and other services gross margin is at the high end of the sustainable range and may decline in the future. Additionally, changes in the relative proportions of product revenues and consulting and other services revenues in the total revenue mix may affect total gross margin in the future.

Research and Development. Research and development expenditures, before capitalization of software development costs and royalty-bearing grants, increased 9% in 1999 to $9.9 million from $9.1 million in 1998, and $8.0 million in 1997. Net research and development expenditures rose 22% in 1999 to $5.0 million from $4.1 million in 1998, and $3.3 million in 1997.

The increase in research and development expenditures is due primarily to higher average labor costs reflecting the highly competitive market for software engineers. We believe that a significant level of investment for research and development is essential for us to attain market leadership and to achieve our long-term business objectives. Accordingly, we anticipate that research and development expenditures will increase significantly in the future due mainly to the development of our Internet application integration and B2B-Internet technologies. However, there can be no assurance that these development efforts will be successful or will not be rendered obsolete by future technology developments or acquisitions.

Software development costs capitalized were $2.8 million in 1999 compared with $3.0 million in 1998. Amortization of capitalized software development costs, included in cost of products, was $2.8 million in 1999 and $3.1 million in 1998.

A portion of our R&D expenditures is funded by the Office of the Chief Scientist ("OCS") in Israel pursuant to programs entitling the Government to receive royalties on sales of products developed as a result of research projects so funded. We received R&D funding of $2.0 million in 1999 (20.6% of gross R&D expenditures) compared with $1.9 million (21.2% of gross R&D expenditures) in 1998. Royalty expense pursuant to the OCS funding programs, included in cost of products, was $1.1 million and $0.8 million in 1999 and 1998, respectively.

In 1999 the financial terms of the OCS research and development funding program was modified by law. We believe that these modifications significantly reduce the attractiveness of the OCS program and, consequently, we do not anticipate that we will continue to participate in such programs. As a result, we expect that net research and development expenditures will increase significantly in the future.

Selling, General and Administrative expenses. Selling, general and administrative expenses increased 22% to $27.9 million in 1999 from $22.9 million in 1998 and $16.3 million in 1997. Expressed as a percent of revenues, selling, general and administrative expenses declined to 30.4% in 1999 from 32.3% in 1998. The increase in selling, general and administrative expenses in 1999 is due principally to the expansion of our direct operations in Europe (mainly Germany, the Netherlands and Spain) and in Japan, promotional activities related to the launch of the Sapiens eMerge e-business solution offerings, and product marketing efforts related to our B2B-Internet initiative. We expect that our selling, general and administrative expenses will increase significantly in 2000 to support revenue growth based on our eMerge solution as well as to develop our B2B-Internet subsidiary's marketing infrastructure.

We recorded a restructuring charge in the amount of $2.0 million, which represents the involuntary termination benefits provided to 40 employees who were dismissed as a result of our change in strategic direction to e-business solutions.

Taxes on Income. The net tax benefit was $1.7 million in 1999 compared with a net tax expense of $55 thousand in 1998 and $57 thousand in 1997. The tax benefit in 1999 reflects the reduction of a portion of the valuation allowances recorded by certain of our foreign subsidiaries due mainly to the actual or expected realization of the underlying deferred tax assets. We will continue to evaluate the realizability of deferred tax assets on a regular basis.

Net Income. Net income increased 34% to $13.1 million in 1999 from $9.7 million in 1998 and $4.5 million in 1997. Preferred stock dividends in 1998 were $0.4 million compared with $0.6 million in 1998. We expect that dividends on preferred shares will be lower in 2000 due mainly to the full year impact of conversions of preferred shares to common shares during 1999.

Liquidity and Capital Resources

Cash, cash equivalents and short-term investments at the end of 1999 were $16.8 million compared with $33.0 million at the end of 1998, and $23.1 million at the end of 1997. Approximately $2.3 million of our short-term investments were pledged as collateral for certain short-term debt compared with $8.5 million at the end of 1998. The decrease is due primarily to the liquidation of collateralized short-term investments in the payment of the Senior Subordinated Notes.

Net cash used in operations in 1999 was $27 thousand compared with net cash provided by operations of $17.6 million in 1998 and net cash used in operations of $378 thousand in 1997. The decrease in 1999 was due primarily to higher trade receivables which resulted mainly from payment delays by a number of our year 2000 project customers.

Net cash used in investing activities was $4.2 million in 1999, $7.3 million in 1998 and $2.9 million in 1997. The decrease in 1999 was due principally to the sale of short-term investments in connection with the payment of the Senior Subordinated Notes. Capital expenditures, which totaled $2.2 million in 1999, included investments in software and computer systems for research and development purposes and computer and communication systems for new regional offices.

Net cash used in financing activities totaled $7.0 million in 1999 compared with $119 thousand in 1998 and net cash provided by financing activities of $7.1 million in 1997. The increase in 1999 is due mainly to the payment of the Senior Subordinated Notes.

We believe that available working capital and credit lines will be sufficient for the next 12 months to meet our operating requirements. Depending upon our future growth, the success of our strategic initiatives and acquisition opportunities, we will consider from time to time various financing alternatives and may seek to raise additional capital to finance our growth and strategic efforts through equity or debt financing or to enter into strategic arrangements.

Qualitative and Quantitative Disclosure About Market Risk

Market risks relating to our operations result primarily from changes in exchange rates, interest rates or weak economic conditions in the markets in which we sell our products and services. We actively monitor these exposures. To manage the volatility relating to these exposures, we may enter into various derivative transactions. Our objective is to reduce, where it is deemed appropriate to do so, fluctuations in earnings and cash flows associated with changes in foreign currency rates and interest rates. It is our policy and practice to use derivative financial instruments only to manage exposures. We do not use financial instruments for trading purposes and are not a party to any leveraged derivatives.

Foreign Currency Risk. We conduct our business in various foreign currencies, primarily those of Europe and to a lesser extent of Japan, Israel, Canada, and Australia. We monitor our foreign currency exposure and, from time to time, will enter into currency forward contracts to hedge sales transactions. We use such contracts to hedge exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency and anticipated costs to be incurred in a foreign currency. In doing so, we seek to minimize the risk that the fair value of sales of our products and services and cash flow required for the Company's expenses denominated in a currency other than the functional currency, the US dollar, will be affected by changes in exchange rates.

The following table summarizes the Company's foreign currency forward exchange agreements. The table presents the notional amounts (dollars in millions) and the weighted average exchange rates by expected (contractual) maturity dates of derivative instruments. Notional values and average contract rates are calculated based on forward rates at December 31, 1999.

                                                     Year Ending December 31,
                                                     ------------------------
                                            2000              2001              2002-04     Total
                                            ----              ----              -------     -----
Forward contracts to sell
 foreign currencies for U.S. dollars

French Francs

         Notional value                     $ 4.5              -                   -         $4.5
         Average contract rate              5.824

Euro

         Notional value                     $ 0.5              -                   -         $0.5
         Average contract rate              1.008

Japanese Yen

         Notional value                     $0.5               -                   -         $0.5
         Average contract rate              101.684


Interest Rate Risk. Our interest expenses are most sensitive to changes in the London Interbank Offered Rate (LIBOR) as our short-term borrowings bear a LIBOR based interest rate. Excess liquidity invested in short-term investments bears minimal interest rate risk.

At December 31, 1999, we had approximately $3.6 million outstanding on our short-term credit agreements and $268 thousand recorded as long-term lease obligations. The potential loss to the Company over one year that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates of all applicable financial assets and liabilities on December 31, 1999 would be approximately $40 thousand.

Impact of Inflation

Inflation has not had a significant impact on our operating results to date. However, a major portion of our expenses are paid in New Israel Shekels ("NIS") and are affected by changes in the Consumer Price Index in Israel ("Israel CPI"). If inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation, the US dollar value of the Company's Israel CPI-linked NIS expenses will increase.

Factors That May Affect Future Results

We operate globally in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The following section lists some, but not all, of those risks and uncertainties that may have a material adverse effect on our business, financial condition or results of operations.

Our business is characterized by relatively large projects or engagements that can have a significant impact on our total revenue and cost of revenue from quarter to quarter. As a high percentage of our expenses, particularly employee compensation, is relatively fixed, a variation in the timing of the initiation, progress or completion of projects or engagements, especially at or near the end of any quarter, can cause significant variations in operating results from quarter to quarter.

Our turnkey solutions are generally sold as fixed-price projects with delivery requirements spanning more than one year. If our actual cost-to-complete of these projects differs significantly from the estimated cost-to-complete, there could be a material adverse effect on our results of operations and financial position. The sales cycle for our solutions is variable, typically ranging between a few weeks to several months from initial contact with the potential client to the signing of a contract. Occasionally sales require substantially more time. Delays in executing client contracts may affect our revenue and cause our operating results to vary widely. Our turnkey solutions are generally priced in excess of $1 million and are delivered over periods of time ranging from several months to several years. Payment terms are generally based on periodic payments or on the achievement of milestones. Any delays in payment or on the achievement of milestones may have a material adverse impact on our financial position.

The market for software products and related services, in general, is highly competitive and the market for e-Business solutions is evolving at a fierce pace. Our principal competitors generally have significantly greater resources than do we. Price reductions or declines in demand for our solutions and services, whether as a result of competition, technological change, changes in the level of application development, reengineering or maintenance performed internally by our customers or potential customers would have a material adverse effect on our results of operations and financial position.

The operating results of many software and services companies reflect seasonal trends, and we expect to be affected by such trends in the future. Although we have not experienced consistent seasonal fluctuations in operational results to date, we believe that it is likely that we will experience relatively higher revenues in the fourth quarter and relatively lower revenues in the first quarter due mainly to customers' annual purchasing and budgetary practices. To the extent future operations in Europe constitute a high percentage of our total revenues, we anticipate that we may also experience relatively weaker demand in the third quarter as a result of reduced activities in Europe during the summer months.

Variations in our revenue and operating results could occur as a result of a number of other factors, such as the budgeting and purchasing practices of our customers, the length of the customer product evaluation process, the timing of our customers' system conversions, the timing and cost of new product introductions and product enhancements, and the timing of any acquisitions and associated costs. Employee hiring and utilization rates may also affect our revenues and results of operations.

We have experienced significant annual increases in revenue since 1996. This growth has placed, and if it continues will place, a significant strain on the Company's management, operations and resources. To accommodate its recent growth, we are implementing a variety of new or expanded business systems, procedures and controls. There can be no assurance that the implementation of such systems, procedures, controls and other internal systems can be completed successfully. If our growth continues, we will be required to hire and integrate large numbers of new employees. There can be no assurance that we will be able to successfully recruit and integrate new employees. Competition for highly skilled employees, including sales, technical and management personnel, is high in the software and services industry. Our failure to manage growth effectively, including our failure to attract talented employees or retain the services of key personnel, could have a material adverse effect on our results of operations and financial position.

As part of our growth strategy, we may, from time to time, acquire or invest in complementary businesses, products or technologies. We frequently evaluate the tactical or strategic opportunity available related to complementary businesses, products or technologies. The process of integrating an acquired company's business into our operations and/or of investing in new technologies, such as our B2B-Internet initiative, may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. Moreover, there can be no assurance that the anticipated benefits of any acquisition or investment will be realized. Future acquisitions or investments contemplated and/or consummated could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, amortization expenses related to goodwill and other intangible assets, any of which could have a material adverse effect on our operating results and financial condition.

Additional factors that may cause actual results to differ materially from our expectations include industry specific factors; our ability to continuously develop, introduce and deliver commercially viable solutions and technologies, and the market's rate of acceptance of the solutions we offer; our ability to keep pace with market and technology changes and to compete successfully, and our ability to manage the competitive risks associated with the strategic alliances that we have entered into.

Our products focus specifically on organizations' business-critical applications including those related to specialized redevelopment issues such as the adoption of the single European currency. The provisions of our sales contracts limit our exposure to potential liability claims. Although we carry errors and omissions insurance against such claims, there can be no assurance that such insurance will continue to be available on acceptable terms, if at all, or that such insurance will provide us with adequate protection against any such claims. A significant liability claim against us could have a material adverse effect on our results of operations and financial position.

The Company's share price, has been and will continue to be, subject to significant volatility. If revenues or earnings in any quarter fail to meet the investment community's expectations, there could be an immediate and significant impact on the Company's share price. The share price may also be affected by broader market trends or the economic and political situation in the markets in which we operate.

Item 10.      Directors and Officers of Registrant

The following table sets forth certain information regarding the executive officers and directors of the Company.

Name                                Age     Position
----                                ---     --------
Ron Zuckerman                       43      Chairman of the Board
Dan Falk                            55      President and Chief Executive Officer
Yehuda Doron                        48      Executive Vice President, Worldwide Sales
Dror Ginossar                       50      Executive Vice President, Research and
                                            Development
Avi Nir                             41      Executive V.P. of Human Resources and Administration
Shlomo (Shai) Sole                  49      Executive Vice President, Chief
                                            Technology Officer and Director
Lauri Hanover                       40      Executive Vice President and CFO
Steven Kronengold                   40      Executive Vice President, Secretary and
                                            General Counsel
Gil Arbel                           36      Executive Vice President of Sapiens
                                            Americas
L. Robert Libutti (2)               63      Director
Tsvi Misinai                        54      Director
Kenneth J. Bialkin (1)              71      Director
Michel Berty (1) (2)                60      Director
Harold H. Leach, Jr. (1)            46      Director
Holland Intertrust (Curacao)
N.V. (3)                                    Director

1)   Member of Compensation Committee
2)   Member of Audit Committee
3) Holland Intertrust (Curacao) N.V. is a corporate body organized under the laws of the Netherlands Antilles. The Articles of Incorporation of the Company provide that a corporate body may be a member of the Board of Directors.

Ron Zuckerman has served as a director of the Company since May 1991 and assumed the position of Chairman of the Board of Directors on January 1, 1998. He served as Chief Executive Officer of the Company from January 1995 until March 31, 2000. Mr. Zuckerman served as Chief Operating Officer of the Company from its incorporation until April 1994.

Dan Falk assumed the position of President of the Company in July 1999 and the position of Chief Executive Officer on March 31, 2000. Mr. Falk has served as Executive Vice President of Orbotech Ltd. since 1995. From 1985 through 1995, he served as Orbotech's V.P. of Finance and Chief Financial Officer. Prior to joining Orbotech, Mr. Falk served in a wide range of management positions at Israel Discount Bank.

Yehuda Doron has served as Executive V.P., Worldwide Sales of the Company since April 1999. Mr. Doron previously served as Executive V.P. at Cheyenne Software. Prior to joining Cheyenne, he helped develop a software division at Texas Instruments.

Dror Ginnosar, Executive Vice President, Research and Development, joined the Company in December 1999. Prior to joining the Company, Mr. Ginnosar served as CEO of Polyglot (Formula Group) from 1998. Prior to joining Polyglot, he was the Managing Director and VP Development for RUN Ltd. (Rad-Bynet Group) from 1992 to 1997. From 1975 to 1991, Mr. Ginnosar served in various capacities for the Israeli Air Force including Head of Operational Systems Software Center and Head of Real Time Systems Software Center.

Avi Nir has served as Executive V.P. of Human Resources and Administration of the Company since January 2000. He previously served as a Corporate Director of Human Resources at Orbotech from 1997 through 1999.

Shlomo (Shai) Sole is a founder of the Company and has served as Chief Technology Officer since March 1997 and as a Director since May 1991. Mr. Sole served as Executive Vice President-Research & Development from April 1990 through December 1996. Since 1990, Mr. Sole has served as a director of Meister Software N.V. Mr. Sole worked at the Weizmann Institute of Science located in Rehovot, Israel (the "Weizmann Institute") as a researcher and member of the DB1 (former name of SAPIENS) development team.

Lauri Hanover has served as Chief Financial Officer of the Company since March 1997. Prior to joining the Company, Ms. Hanover served in a variety of capacities at Scitex Corporation Ltd. from 1984 to 1997, including Corporate Controller and Director of Corporate Budgeting.

Steven Kronengold has served as Vice President, Secretary and General Counsel of the Company since June 1995. Prior to joining the Company, Mr. Kronengold served as an associate at the law firm of Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps") from 1984 to 1995. In the period from September 1991 to June 1992, Mr. Kronengold was on leave from Skadden, Arps and served as law clerk to then Chief Justice Meir Shamgar of the Supreme Court of Israel.

Gil Arbel has served as Executive V.P., Sapiens Americas, since February 2000. Prior to joining the Company, Mr. Arbel served as Vice President of Product Marketing for Computer Associates from November 1996 through February 2000. Before this, he was the Director of Product Management for Cheyenne Software from March 1996 through November 1996. He also worked as a Senior Procurement Agent for the Government of Israel from September 1990 through March 1996.

L. Robert Libutti has served as a director of the Company since August 1992 and served Chairman of the Board of Directors from January 1995 through December 1997. Since January 1992, Mr. Libutti has been employed as a private consultant. From 1988 to 1991, Mr. Libutti served as Programming Systems Director of Market Strategy for IBM in Somers, New York. From 1984 to 1988, Mr. Libutti served as Group Director of Market Development for IBM in Paris, France.

Tsvi Misinai is a founder of the Company and has served as a director since April 1990. Mr. Misinai served as President and Chief Technological Officer of the Company from its formation in 1990 through March 1997. Mr. Misinai is currently Chairman of NewFrame Corporation, Ltd., a software company based in Israel. Since 1990, Mr. Misinai has been a director of Meister Software N.V. Mr. Misinai worked at the Weizman Institute, as an initiator and manager of the DB1 project.

Kenneth J. Bialkin has been a director of the Company since August 1992. Mr. Bialkin has been a partner at Skadden Arps for more than five years. Mr. Bialkin is a director of Travelers, Inc., OSHAP, Municipal Assistance Corporation for the City of New York, and Tecnomatix.

Michel Berty has served as a Director of the Company since March 1997. Mr. Berty served as Chairman and Chief Executive Officer of Cap Gemini America from 1993 through March 1997; and as General Secretary of the Cap Gemini Group from 1986 to 1993.

Harold H. Leach Jr. has served as a director of the Company since January 1996. Mr. Leach practiced general corporate law at the Boston law firm of Choate, Hall & Stewart from 1979 to 1992. In 1992, Mr. Leach retired as a partner of Choate, Hall & Stewart and co-founded Legal Computer Solutions, Inc., which develops intranet applications and other computer solutions for law firms and corporate legal departments.

Holland Intertrust (Curacao) N.V. is a corporate body organized and existing under the laws of the Netherlands Antilles. It has provided the Company with corporate related services since April 1990, including but not limited to serving as the Company's transfer agent and register, maintaining the corporate-related records of the Company, and filing various corporate documents with the governmental authorities in the Netherlands Antilles.

All directors of the Company are appointed by the General Meeting of Shareholders and hold office until suspended or dismissed by the General Meeting of Shareholders. Executive officers are appointed by the Board of Directors of the Company and serve at the discretion of the Board of Directors.

By virtue of their beneficial ownership or deemed beneficial ownership of Common Shares the current directors and officers of the Company may be deemed to beneficially own approximately 16% of the outstanding Common Shares and will be in a position to control the election of the Company's directors and thus the direction and future operations of the Company.

There are no family relationships among the executive officers or directors of the Company. The Company has no current intent or plan to change its compensation arrangements with respect to directors for serving as directors.

Item 11.      Compensation of Directors and Officers

The aggregate amount of compensation paid by the Company during the fiscal year ended December 31, 1999, to all directors and executive officers as a group for services in all capacities was $2,039,300 which includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts expended by the Company for automobiles made available to its officers or expenses (including business travel and professional and business association dues) reimbursed to such officers. The aggregate amount set aside or accrued by the Company during its fiscal year ended December 31,

1999, to provide pension, retirement and similar benefits for directors and executive officers of the Company was $305,900.

The Company has employment agreements with ten officers. The Company, in the ordinary course of its business, enters into confidentiality agreements with most of its technical personnel in Israel. The Company has entered into non-competition and confidentiality agreements with its Chief Executive Officer and Chief Technological Officer. The Company does not maintain key person life insurance on any of its executive officers.

Item 12.      Options to Purchase Securities from Registrant or Subsidiaries

Stock Option and Incentive Plan

On April 2, 1992, the Company adopted the 1992 Stock Option and Incentive Plan (the "1992 Stock Plan"), which was submitted for approval and approved in April, 1992, by the Company's shareholders, pursuant to which, officers, directors, and dey employees of the Company will be eligible to receive awards of stock options and restricted stock. The 1992 Stock Plan is administered by a committee (the "Committee"), established by the Company's Board of Directors. Options granted under the 1992 Stock Plan may be "incentive stock options" ("ISOs"), within the meaning of section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified stock options ("non-Qualified Stock Options"). Restricted stock may be granted in addition to or in lieu of any other award granted under the 1992 Stock Plan.

In 1992, the Company reserved 500,000 Common Shares for issuance of awards under the 1992 Stock Plan. In February 1994, the shareholders adopted the resolution to increase the number of shares reserved for grant under the 1992 Stock Plan by an additional 1 million Common Shares. In October 1995 and January 1997 the Company increased the number of shares available for grant under the 1992 Stock plan by an additional 1 million Common Shares each in order to retain and attract management and other key personnel essential to the Company's achievement of various performance milestones based on net operating profit, excluding extraordinary items. In March 1998 and October 1998 the Company increased the number of shares available for grant under the Plan by an additional 1 million Common Shares each for the purpose of attracting new talent to the Company.

Subject to the provisions of the 1992 Stock Plan, the Committee determines the type of award, when and to whom awards will be granted, and the number of shares covered by each award. The Committee also determines the terms, provisions, and kind of consideration payable (if any), with respect to awards. In addition, the Committee may authorize loans in connection with the exercise of options under the 1992 Stock Plan. The Committee has discretionary authority to interpret the 1992 Stock Plan and to adopt rules and regulations related thereto. In determining the persons to whom awards shall be granted and the number of shares covered by each award, the Committee takes into account the contribution to the management, growth and/or profitability of the business of the Company by the respective persons and such factors as the Committee shall deem relevant, including the length of employment of the respective persons, the nature of their responsibilities to the Company, and their flexibility with regard to location of their employment and other employment related factors.

An option may be granted on such terms and conditions as the Committee may approve, and generally may be exercised for a period of up to 10 years from the date of grant. Options granted under the 1992 Stock Plan vest and become exercisable in cumulative installments of 25% a year beginning with the first anniversary of the date of the grant, or pursuant to such other schedule as the Committee may provide in the option agreement. The exercise price of such options generally will be not less than 100% of the fair market value per share of the Common Shares at the date of the grant. In the case of ISOs, certain limitations will apply with respect to the aggregate value of option shares which can become exercisable for the first time during any one calendar year, and certain additional limitations will apply to "Ten Percent Stockholders" (as defined in the 1992 Stock Plan). The Committee may provide for the payment of the option price in cash, by delivery of other Common Shares having a fair market value equal to such option exercise price, by a combination thereof or by any method in accordance with the terms of the option agreements. The 1992 Stock Plan contains special rules governing the time of exercise of options in the case of death, disability, or other termination of employment. Options are not transferable except by will or pursuant to applicable laws of descent and distribution upon death of the employee.

The 1992 Stock Plan also provides for the granting of restricted stock awards, which are awards of Common Shares that may not be disposed of, except by will or the laws of descent and distribution, for such period as the Committee determines (the "restricted period"). The Committee may also impose such other conditions and restrictions on the shares as it deems appropriate, including the satisfaction of performance criteria. The Committee may provide that such restrictions will lapse with respect to specified percentages of the awarded shares on successive anniversaries of the date of the award. During the restricted period, the grantee is entitled to receive dividends with respect to, and to vote the shares awarded to him or her. If, during the restricted period, the grantee's continuous employment with the Company terminates for any reason, any shares remaining subject to restrictions will be forfeited. The Committee has the authority to cancel any or all outstanding restrictions prior to the end of the restricted period, including cancellation of restrictions in connection with certain types of termination of employment.

As of December 31, 1999, options to purchase 4,342,775 Common Shares (2,301,500 of which were held by officers and directors) were outstanding with exercise and vesting dates beginning in June 1993 and expiring at various dates through December 2009. As of that date, the Company had granted restricted stock awards of 214,500 (750 of which were held by current and former officers and directors) to employees. As of December 31, 1997, all of the restricted shares had vested under the restricted stock awards. Restricted stock awards vested at various dates beginning in June 1993.

Item 13.      Interest of Management in Certain Transactions

None

                                     PART II

Item 14.      Description of Securities to be Registered

None

                                    PART III

Item 15.      Defaults Upon Senior Securities

None

Item 16.      Changes in Securities and Changes in Security for Registered
              Securities

None

                                     PART IV

Item 17.      Financial Statements

None

Item 18.      Financial Statements

The Financial Statements, included under Item 19 - "Financial Statements and Exhibits", are incorporated herein by reference.

Item 19.      Financial Statements and Exhibits

(a)      Financial Statements

1.       Independent Auditor's Report

2.       Consolidated Balance Sheets as of December 31, 1997 and 1996.

3. Consolidated Statements of Operations and Cash Flows for the years ended December 31, 1997, 1996 and
         1995.

4.       Notes to Consolidated Financial Statements

(b)      EXHIBITS

None

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certified that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement (annual report) to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    SAPIENS INTERNATIONAL CORPORATION N.V.


                                            By:      /S/Ron Zuckerman
                                                -------------------------------
                                                     Ron Zuckerman
                                                     CEO, Chairman of the Board

Date: May  23, 2000

                     SAPIENS INTERNATIONAL CORPORATION N.V.

                              FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 1999

                                 IN U.S. DOLLARS

                                      INDEX

                                                                   Page

                                                             ------------------

Report of Independent Auditors                                     F - 2

Consolidated Balance Sheets                                    F - 3 - F - 4

Consolidated Statements of Income                                  F - 5

Statements of Changes in Shareholders' Equity                  F - 6 - F - 8

Consolidated Statements of Cash Flows                         F - 9 - F - 11

Notes to the Consolidated Financial Statements                F - 12 - F - 31




                                 - - - - - - - -

 [GRAPHIC OMITTED]ERNST & YOUNG |X| Kost Forer & Gabbay  |X|Phone: 972-3-6232525
                                    2 Kremenetski St.         Fax: 972-3-5622555
                                    Tel-Aviv 67899, Israel



                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                     SAPIENS INTERNATIONAL CORPORATION N.V.

               We have audited the consolidated balance sheets of Sapiens International Corporation N.V. and its subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

               We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States.

Tel-Aviv, Israel                                  KOST FORER & GABBAY
January 27, 2000                         A Member of Ernst & Young International

                                         SAPIENS INTERNATIONAL CORPORATION N.V.
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------



                                                                                                  December 31,
                                                                                      -----------------------------------
                                                                                           1999                  1998
                                                                                      ---------------       -------------
                                                                                           U.S. dollars in thousands
                                                                                      -----------------------------------
Assets

 Current assets:

 Cash and cash equivalents                                                                $   8,735             $  20,222
 Short-term investments including amounts pledged of $ 2,318 and
  $ 8,500 as of December 31, 1999 and 1998, respectively
  (Note 3 and Note 11)                                                                        8,055                12,826
 Trade receivables (net of allowance for doubtful accounts of $ 2,511
  and $2,057 as of December 31, 1999 and 1998, respectively)                                 31,943                16,351
 Other current assets (Note 4)                                                                7,118                 4,180
                                                                                      -------------          ------------
 Total current assets                                                                        55,851                53,579
                                                                                      -------------          ------------
 Property and equipment, net (Note 5)                                                         5,207                 5,068
                                                                                      -------------          ------------

 Other assets:

 Capitalized software development costs, net of accumulated   amortization of
 $ 13,050 and $ 10,854 as of December 31, 1999
  and 1998,respectively (Note 6a)                                                             9,312                 9,080
 Goodwill, net of accumulated amortization of $ 2,398 and $ 364 as of  December
 31, 1999 and 1998, respectively (Note 6c)                                                   10,056                 3,077
 Other, net of accumulated amortization of $ 2,389 and $ 2,207 as of   December
 31, 1999 and 1998, respectively (Note 6b)                                                    4,679                 2,520
                                                                                      -------------          ------------
 Total other assets                                                                          24,047                14,677
                                                                                      -------------          ------------
 Total assets                                                                             $  85,105             $  73,324
                                                                                      =============          ============




The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                                   December 31,
                                                                                        ---------------------------------
                                                                                              1999               1998
                                                                                        -----------------   -------------
                                                                                            U.S. dollars in thousands
                                                                                        ---------------------------------
Liabilities and shareholders' equity

Current liabilities:

  Short-term bank debt (Note 8a)                                                             $  3,590            $  5,182
  Current portion of long-term debt (Note 8b)                                                      67                  92
  Senior subordinated notes payable                                                                 -               8,743
  Trade payables                                                                                3,495               3,092
  Other liabilities and accrued expenses (Note 7)                                              15,988              12,401
  Deferred revenues                                                                             2,392               3,041
                                                                                        -------------       -------------
Total current liabilities                                                                      25,532              32,551
                                                                                        -------------       -------------

Long-term liabilities:

  Long-term debt (Note 8b)                                                                      7,930               7,273
  Other long-term liabilities (Note 9)                                                            229                 385
                                                                                        -------------       -------------
Total long-term liabilities                                                                     8,159               7,658
                                                                                        -------------       -------------

Shareholders' equity:

  Cumulative convertible preferred shares (authorized 608,000 par value Dutch
   Guilder 1) issued and outstanding 4,500 at December 31, 1999
   and 5,250 at December 31, 1998                                                                   4                   4
  Common shares (authorized 40,000,000 par value Dutch Guilder 1);
   1999 - 21,677,278 issued and 21,464,511 outstanding;
   1998 - 20,264,423 issued and 20,051,656 outstanding;                                         8,694               7,996
  Additional paid-in capital                                                                   69,593              63,494
  Treasury shares                                                                              (2,423)             (2,423)
  Common shares accrued as dividends                                                              967                 720
  Accumulated other comprehensive loss                                                         (3,450)             (2,055)
  Accumulated deficit                                                                         (21,971)            (34,621)
                                                                                        -------------       -------------
Total shareholders' equity                                                                     51,414              33,115
                                                                                        -------------       -------------

Total liabilities and shareholders' equity                                                  $  85,105            $ 73,324
                                                                                        =============       =============



The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                                                                                       Year ended December 31,
                                                                            -----------------------------------------------
                                                                               1999             1998              1997
                                                                            ------------    --------------    -------------
                                                                                      U.S. dollars in thousands
                                                                            -----------------------------------------------
Revenues:
  Products                                                                   $  47,390        $ 37,181          $ 20,507
  Consulting and other services                                                 44,440          33,799            24,057
                                                                            ------------    ------------       -----------
Total revenues                                                                  91,830          70,980            44,564
                                                                            ------------    ------------       -----------
Cost of revenues:
  Products                                                                      16,354          12,690             4,473
  Consulting and other services                                                 29,333          21,611            15,507
                                                                            ------------    --------------    ------------
Total cost of revenues                                                          45,687          34,301            19,980
                                                                            ------------    --------------    ------------
Gross profit                                                                    46,143          36,679            24,584

Operating expenses:
  Research and development, net (Note 16a)                                       5,021           4,112             3,258
  Selling, general and administrative, net                                      27,880          22,921            16,316
  Restructuring costs (Note 1c)                                                  2,019               -                 -
                                                                            ------------    --------------    ------------
Total operating expenses                                                        34,920          27,033            19,574
                                                                            ------------    --------------    ------------

Operating income                                                                11,223           9,646             5,010
Financial income, net                                                              412             457               107
Other expenses, net                                                               (220)           (328)             (417)
                                                                            ------------    --------------    ------------
Income before income taxes                                                      11,415           9,775             4,700
Income tax benefit (expense)                                                     1,678             (55)              (57)
                                                                            ------------    --------------    ------------
                                                                                13,093           9,720             4,643
Share in losses of equity investments                                                -               -              (203)
Minority interests in (income) losses                                              (25)             15               104
                                                                            ------------    --------------    ------------
Net income                                                                    $ 13,068         $ 9,735           $ 4,544
                                                                            ------------    --------------    ------------
Dividends on preferred shares (Note 13h)                                     $    (418)       $   (645)         $ (2,406)
                                                                            ------------    --------------    ------------
Net income to shareholders of common shares                                   $ 12,650         $ 9,090          $  2,138
                                                                            ============    ==============    ============

Basic earnings per share (Note 16b)                                          $    0.61         $  0.48          $   0.14
                                                                            ============    ==============    ============
Diluted earnings per share (Note 16b)                                        $    0.53         $  0.43          $   0.12
                                                                            ============    ==============    ============


The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                                            Common
                                                                         Additional                         Shares
                                        Preferred         Common          Paid-in          Treasury       Accrued as
                                          Shares          Shares          Capital           Shares         Dividends
                                        -----------     -----------    ---------------    -----------    --------------
                                                                              U.S. dollars in thousands
                                        ----------------------------------------------------------------------------------

Balance as of January 1, 1997           $   229         $  4,553        $  52,608         $  (2,423)     $      -
Comprehensive income:
   Net income                                 -               -                 -               -              -

   Other comprehensive loss:
    Unrealized gains on
      securities, net of                      -               -                 -               -              -
    reclassification adjustment
    Foreign currency translation
    adjustment                                -               -                 -               -              -

   Other comprehensive loss                   -               -                 -               -              -

Comprehensive income

Issue of Series D1, D2 and E
  preferred shares (Note 13a)                 4               -             7,770               -              -
Conversion of preferred shares to
  common shares:
   Series "A"                               (25)          1,660            (1,635)              -              -
   Series "B"                              (204)            296               (92)              -              -
   Series "D1"                                -             179              (179)              -              -
   Series "E"                                 -              32               (32)              -              -
Common shares issued in
  acquisition of distribution                 -              35               415               -              -
   rights
Additional shares issued in class
  action                                      -              65               (65)              -              -
Common shares issued as private
  placement expenses                          -              77               (77)              -              -
Employee stock options exercised              -             283               898               -              -
Compensation expense recorded
  on issue of warrants                        -               -                47               -              -
Cash dividends on preferred shares            -               -                 -               -              -
Common shares issued as
  dividends on Series B, D1, and E
  preferred shares                            -              20               220               -              -
Common shares accrued as
  dividends on preferred shares               -               -                 -               -            335
                                        -----------     -----------    ---------------    -----------    --------------
Balance as of December 31, 1997         $     4         $  7,200        $  59,878         $  (2,423)     $   335
                                        ===========     ===========    ===============    ===========    ==============

                                        Accumulated
                                           Other
                                       Comprehensive        Accumulated
                                           Loss               Deficit           Total
                                     ------------------    --------------    -------------
                                                    U.S. dollars in thousands
                                     -----------------------------------------------------

Balance as of January 1, 1997        $     (726)            $ (47,050)        $  7,191
Comprehensive income:
   Net income                                -                 4,544             4,544
                                                                             -------------
   Other comprehensive loss:
    Unrealized gains on
      securities, net of                     -                   -                   3
    reclassification adjustment
    Foreign currency translation
    adjustment                               -                   -                (329)
                                                                             -------------
   Other comprehensive loss               (326)                  -                (326)
                                                                             -------------
Comprehensive income                                                             4,218
                                                                            -------------
Issue of Series D1, D2 and E
  preferred shares (Note 13a)                -                   -               7,774
Conversion of preferred shares to
  common shares:
   Series "A"                                -                   -                   -
   Series "B"                                -                   -                   -
   Series "D1"                               -                   -                   -
   Series "E"                                -                   -                   -
Common shares issued in
  acquisition of distribution                -                   -                 450
   rights
Additional shares issued in class
  action                                     -                   -                   -
Common shares issued as private
  placement expenses                         -                   -                   -
Employee stock options exercised             -                   -               1,181
Compensation expense recorded
  on issue of warrants                       -                   -                  47
Cash dividends on preferred shares           -                   (792)            (792)
Common shares issued as
  dividends on Series B, D1, and E
  preferred shares                           -                   (240)               -
Common shares accrued as
  dividends on preferred shares              -                   (335)               -
                                     ------------------    --------------    -------------
Balance as of December 31, 1997      $   (1,052)            $ (43,873)       $  20,069
                                     ==================    ==============    =============



The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                                           Common
                                                                         Additional                         Shares
                                        Preferred         Common          Paid-in          Treasury       Accrued as
                                          Shares          Shares          Capital           Shares         Dividends
                                        -----------     -----------    ---------------    -----------    --------------
                                                                                               U.S. dollars in thousands
                                        -----------------------------------------------------------------------------------

Balance as of January 1, 1998               $ 4         $ 7,200          $ 59,878         $ (2,423)          $ 335
Comprehensive income:
   Net income                                 -               -                 -               -                -

   Other comprehensive loss:
    Unrealized losses on
      securities, net of                      -               -                 -               -                -
      reclassification adjustment
    Foreign currency translation
      adjustment                              -               -                 -               -                -

   Other comprehensive loss                   -               -                 -               -                -

Comprehensive income

Conversion of preferred shares to
   common shares:
   Series "D1"                                -              39               (39)              -                -
   Series "D2"                                -              71               (71)              -                -
Employee stock options exercised              -             500             1,821               -                -
Warrants exercised                            -              39               293               -                -
Compensation expense recorded
  on issue of warrants                        -               -                27               -                -
Common shares issued as dividends
   on Series D1, and D2 preferred shares      -              12                86               -              (98)
Common shares accrued as
  dividends on preferred shares               -               -                 -               -              483
Shares issued in connection to
prior security issuance                       -              24               (24)              -                -
Shares issued in connection with
 acquisitions                                 -             111             1,523               -                -
                                        -----------     -----------    ---------------    -----------    --------------
Balance as of December 31, 1998            $  4         $  7,996        $  63,494         $  (2,423)        $  720
                                        ===========     ===========    ===============    ===========    ==============



                                           Accumulated
                                               Other
                                           Comprehensive       Accumulated
                                               Loss              Deficit             Total
                                      --------------------    ---------------    --------------
                                                         U.S. dollars in thousands
                                      ---------------------------------------------------------

Balance as of January 1, 1998             $ (1,052)            $ (43,873)         $ 20,069
Comprehensive income:
   Net income                                   -                  9,735             9,735
                                                                                --------------
   Other comprehensive loss:
    Unrealized losses on
      securities, net of                        -                      -               (51)
      reclassification adjustment
    Foreign currency translation
      adjustment                                -                      -              (952)
                                                                                 --------------
   Other comprehensive loss                (1,003)                     -            (1,003)
                                                                                 --------------
Comprehensive income                                                                 8,732
                                                                                 --------------
Conversion of preferred shares to
   common shares:
   Series "D1"                                  -                      -                 -
   Series "D2"                                  -                      -                 -
Employee stock options exercised                -                      -             2,321
Warrants exercised                              -                      -               332
Compensation expense recorded
  on issue of warrants                          -                      -                27
Common shares issued as dividends
   on Series D1, and D2 preferred shar          -                      -                 -
Common shares accrued as
  dividends on preferred shares                 -                   (483)                -
Shares issued in connection to
prior security issuance                         -                   -                    -
Shares issued in connection with
 acquisitions                                   -                   -                1,634
                                          ----------------    ---------------    --------------
Balance as of December 31, 1998           $  (2,055)            $ (34,621)       $  33,115
                                          ================    ===============    ==============


The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                                            Common
                                                                         Additional                         shares
                                        Preferred         Common           paid-in         Treasury       accrued as
                                          shares          shares          capital           shares         dividends
                                        -----------     -----------    ---------------    -----------    --------------
                                                                                               U.S. dollars in thousands
                                        -----------------------------------------------------------------------------------
Balance as of January 1, 1999             $   4         $   7,996      $   63,494         $  (2,423)        $   720
Comprehensive income:
   Net income                                 -               -                 -               -                -

   Other comprehensive loss:
    Unrealized losses on
      securities, net of
      reclassification adjustment             -               -                 -               -                -

    Foreign currency translation
      adjustment                              -               -                 -               -                -

   Other comprehensive loss                   -               -                 -               -                -

Comprehensive income

Conversion of preferred shares to
   common shares:
   Series "D1"                                -              73               (73)              -                -
Employee stock options exercised              -             352             1,996               -                -
Warrants exercised                            -             109             1,180               -                -
Compensation expense recorded
  on issue of warrants                        -               -                57               -                -
Common shares issued as dividends
   on Series D1  preferred shares             -              17               154               -             (171)
Common shares accrued as
  dividends on preferred shares               -               -                 -               -              418
Shares issued in connection with
 acquisitions                                 -             147             2,785               -                -
                                        -----------     -----------    ---------------    -----------    --------------
Balance as of December 31, 1999           $   4         $   8,694      $   69,593         $ (2,423)        $   967
                                        ===========     ===========    ===============    ===========    ==============



                                          Accumulated
                                             other
                                         comprehensive       Accumulated
                                             loss              deficit             Total
                                    --------------------    ---------------    --------------
                                                  U.S. dollars in thousands
                                    ---------------------------------------------------------
Balance as of January 1, 1999            $   (2,055)         $   (34,621)       $   33,115
Comprehensive income:
   Net income                                 -                   13,068            13,068
                                                                              --------------
   Other comprehensive loss:
    Unrealized losses on
      securities, net of                      -                      -                (261)
      reclassification adjustment             -                      -              (1,134)
                                                                               --------------
    Foreign currency translation
      adjustment                              -                      -

   Other comprehensive loss                  (1,395)                 -              (1,395)
                                                                               --------------
Comprehensive income                                                                11,673
                                                                               --------------
Conversion of preferred shares to
   common shares:
   Series "D1"                                -                      -                  -
Employee stock options exercised              -                      -               2,348
Warrants exercised                            -                      -               1,289
Compensation expense recorded
  on issue of warrants                        -                      -                  57
Common shares issued as dividends
   on Series D1  preferred shares             -                      -                   -
Common shares accrued as
  dividends on preferred shares               -                   (418)                  -
Shares issued in connection with
 acquisitions                                 -                      -               2,932
                                        ----------------    ---------------    --------------
Balance as of December 31, 1999         $   (3,450)           $ (21,971)       $    51,414
                                        ================    ===============    ==============




The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                        Year ended December 31,
                                                                            ------------------------------------------------
                                                                                1999              1998             1997
                                                                            -------------     -------------    -------------
                                                                                       U.S. dollars in thousands
                                                                            ------------------------------------------------
Cash flows from operating activities:

  Net income                                                                 $  13,068          $  9,735         $  4,544

  Adjustments to reconcile net income to net cash provided by (used in)
   operating activities:
   Depreciation and amortization                                                 6,024             5,364            3,834
   Amortization of deferred gain on sale - leaseback transaction                  (160)             (223)            (276)
   Gain in value (and accrued interest) on short-term investments                 (222)             (452)            (636)
   Share in losses of equity investments                                             -                 -              203
   Loss (gain) on disposal of property and equipment                               (11)              (93)             217
   Compensation expense related to restricted
     share awards and warrants issued                                               57                27               47
   Changes in trade receivables                                                (16,790)           (1,137)          (2,882)
   Changes in other receivables and prepaid expenses                            (2,959)              209           (1,251)
   Changes in deferred taxes                                                    (1,443)                -                -
   Changes in payables and other liabilities                                     2,409             4,180           (4,178)
                                                                            -------------     -------------    -------------

Net cash provided by (used in) operating activities                                (27)           17,610             (378)
                                                                            -------------     -------------    -------------

Cash flows from investing activities:

  Purchase of property and equipment                                            (2,174)           (2,404)          (1,560)
  Increase in capitalized software development costs                            (2,814)           (3,025)          (3,092)
  Purchase of short-term investments                                            (3,253)           (4,620)          (3,280)
  Proceeds from sale of short-term investments                                   8,124             4,322            4,787
  Proceeds from sale of property and equipment                                     103                11              206
  Purchase of other assets                                                      (1,059)             (613)               -
  Cash paid for purchase of Sapiens Japan (excluding cash and
   cash equivalents) (1)                                                           184                 -                -
  Cash paid for purchase of Syspart (excluding cash and
   cash equivalents) (2)                                                        (3,360)                -                -
  Cash paid for purchase of SAIC (excluding cash and
   cash equivalents) (3)                                                             -            (1,002)               -
                                                                            -------------     -------------    -------------

Net cash used in investing activities                                           (4,249)           (7,331)          (2,939)
                                                                            -------------     -------------    -------------




The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                        Year ended December 31,
                                                                            ------------------------------------------------
                                                                                1999              1998             1997
                                                                            -------------     -------------    -------------
                                                                                       U.S. dollars in thousands
                                                                            ------------------------------------------------
Cash flows from financing activities:
   Cash dividends on preferred shares                                       $        -        $        -        $    (792)
   Amortization of bond issuance costs                                             142               141              142
   Proceeds received on exercise of options and warrants                         3,637             2,199            1,181
   Net proceeds from issuance of preferred shares                                    -                 -            7,774
   Decrease in short-term bank debt                                             (1,973)           (1,753)             (99)
   Payment of Senior Subordinated Notes                                         (8,743)                -                -
   Payment of long-term liabilities                                                (48)             (930)          (1,098)
   Payments received on long-term notes receivable                                   -               224                -
                                                                            -------------     -------------    -------------

Net cash provided by (used in) financing activities                             (6,985)             (119)           7,108
                                                                            -------------     -------------    -------------

Effect of exchange rate changes on cash and cash equivalents                      (226)             (276)            (329)
                                                                            -------------     -------------    -------------

Net increase (decrease) in cash and cash equivalents                           (11,487)            9,884            3,462
Cash and cash equivalents at beginning of year                                  20,222            10,338            6,876
                                                                            -------------     -------------    -------------

Cash and cash equivalents at end of year                                      $  8,735          $ 20,222         $ 10,338
                                                                            =============     =============    =============

(1)      The net fair value of the assets acquired of Sapiens Japan
          (see Note 1b) was as follows:

         Working capital deficiency (excluding cash and cash
           equivalents)                                                      $     (74)
         Fixed assets, net                                                          73
         Long-term liabilities                                                  (1,177)
         Excess of cost over net fair values upon acquisition                    1,762
                                                                            -------------

                                                                                   584

         Less amounts financed by the issuance of shares
           (see Note 13f)                                                         (768)
                                                                            -------------

                                                                             $    (184)
                                                                            =============
(2)      The net fair value of the assets acquired of Syspart
          (see Note 1b) was as follows:

         Working capital deficiency (excluding cash and cash
           equivalents)                                                      $  (1,249)
         Fixed assets, net                                                          99
         Excess of cost over net fair values upon acquisition                    6,674
                                                                            -------------

                                                                                 5,524

         Less amounts financed by the issuance of shares
           (see Note 13g)                                                       (2,164)
                                                                            -------------

                                                                             $   3,360
                                                                            =============


The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                                        Year ended December 31,
                                                                            ------------------------------------------------
                                                                                1999              1998             1997
                                                                            -------------     -------------    -------------
                                                                                       U.S. dollars in thousands
                                                                            ------------------------------------------------
(3)      The net fair value of the assets acquired of SAIC
          (see Note 1b) was as follows:

         Working capital deficiency (excluding cash and cash
           equivalents)                                                                         $   (215)
         Fixed assets, net                                                                            10
         Excess of cost over net fair values upon acquisition                                      2,491
                                                                                              -------------

                                                                                                   2,286

         Less amounts financed by the issuance of shares
           (see Note 13e)                                                                         (1,284)
                                                                                              -------------

                                                                                                 $ 1,002

                                                                                              =============

Supplemental cash flow information: Cash paid during the year for:

    Interest                                                                   $   750          $  1,055       $     1,758
                                                                            =============     =============    =============

    Income taxes                                                               $   261         $     407       $        146
                                                                            =============     =============    =============
Non-cash transactions:

Issue of common shares in exchange for distribution rights                   $       -        $         -      $      450
                                                                            =============     =============    =============

Investment in affiliate in exchange for reduction of debt                    $       -        $         -      $      104
                                                                            =============     =============    =============

Common shares accrued as dividends                                             $   418         $     483        $     335
                                                                            =============     =============    =============

Common shares issued as dividends on preferred shares                          $   171        $        98       $     240
                                                                            =============     =============    =============

Issue of common shares in purchases of subsidiaries                          $   2,932          $  1,634       $        -
                                                                            =============     =============    =============



The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1:       BUSINESS AND ORGANIZATION

              a.     General:

                     Sapiens is a leading provider of enterprise-wide solutions for the rapid development of scaleable mission-critical software applications. These solutions consist primarily of rapid application development ("RAD"), integration of legacy systems into new applications and technologies, mapping and management of enterprise IT assets, and reengineering services that integrate the Company's rule-based object technology, efficient RAD methodology, and extensive consulting expertise.

                     The Company delivers strategic, end-to-end, customized e-business solutions to its customers, enabling them to capitalize on their IT assets in the transition to e-business. The Company offers both cross-industry solutions as well as those for specific vertical markets. The Company's approach for delivering e-business solutions focuses on analysis of customers' requirements, Web/application development, technical implementation, integration, project management, and long-term support services. The Company also offers a specialized solution for the migration of European IT systems to the euro currency.

              b.     Acquisition of companies:

                     (1) In May 1999, the Company acquired an additional 70.1% of the outstanding shares of Sapiens Japan Co., a Japanese corporation (hereafter - "Sapiens Japan"). The Company previously owned 19.9% of the outstanding shares of Sapiens Japan Co. The total consideration was approximately $ 1.5 million of which 48% was paid in cash and 52% in Sapiens common stock. An amount of $ 1,762 (including the pre-existing investment) out of the total acquisition cost was attributed to goodwill and is being amortized over its estimated useful life.

                           Pro forma information in accordance with APB 16 has not been provided as the net income and earnings per share of Sapiens Japan for 1998 and 1999 were not material in relation to total consolidated net income and earnings per share.

                     (2) In May 1999, the Company acquired all of the shares of Syspart (Deutschland) GmbH, a German corporation (hereafter - "Syspart"). The total consideration was approximately $ 6 million (Including $ 354 of costs related to the acquisition) of which 64% was paid in cash and 36% in Sapiens common stock. An amount of $ 6,674 out of the total acquisition cost was attributed to goodwill and is being amortized over its estimated useful life. The acquisition agreement called for payment of an additional amount contingent upon the actual performance of Syspart. Such payment will be recorded as additional goodwill, when the performance goals have been achieved.

                           Pro forma information in accordance with APB 16 has not been provided as the net income and earning per share of Syspart for 1998 and 1999 were not material in relation to total consolidated net income and earnings per sahre..

                     (3) In July 1998, the Company acquired all of the shares of Societe Auxilliaire d'informatique et de communication, a French corporation (hereafter -
                           SAIC). The total consideration was

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



                           approximately $ 2 million (including $205 of costs related to the acquisition) of which 51% was paid in cash and 49% in Sapiens common stock (including 60,000 shares of common stock set

                                         SAPIENS INTERNATIONAL CORPORATION N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                           aside in escrow as a contingent payment). An amount of $ 2,000 out of the total acquisition cost was attributed to goodwill and is being amortized over its estimated useful life. The acquisition agreement called for payment of an additional amount contingent upon the actual performance of SAIC. Such payment will be recorded as additional goodwill, when the performance goals have been achieved.

                           Pro-forma information in accordance with APB 16 has not been provided as the net income and earnings per share of SAIC for 1997 and 1998 were not material in relation to total consolidated net income and earnings per share.

              c.     Restructuring costs

                     In 1999, the Company recorded restructuring charges of $ 2,019 of which $ 990 paid in 1999 and $ 1,029 was accrued as a short-term liability as of December 31, 1999. The restructuring costs consist of employee termination benefits associated with the involuntary terminations of 40 employees. The involuntary terminations result from the change in the Company's strategy to focus on e-business and Internet-related technologies.

NOTE 2:       SIGNIFICANT ACCOUNTING POLICIES

              a.     Use of estimates:

                     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

              b.     Financial statements in U.S. dollars:

                     The currency of the primary economic environment in which the operations of the Company and most of its subsidiaries are conducted is the U.S. dollar ("dollar"). Thus the dollar is the functional and reporting currency of the Company and most of its subsidiaries.

                     For the Company and its subsidiaries whose functional currency is the dollar, transactions and balances denominated in dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in the determination of net income or loss.

                     The financial statements of certain subsidiaries whose functional currency is their local currency are translated into dollars in accordance with the principles set forth in Statement No. 52, "Foreign Currency Translation" ("SFAS No. 52") of the Financial Accounting Standards Board of the United States. Assets and liabilities are translated using the year-end rate of exchange; results of operations are translated at average exchange rates. The resulting aggregate translation adjustments are reported as a component of shareholders' equity.

                                         SAPIENS INTERNATIONAL CORPORATION N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
              c.     Principles of consolidation:

                     The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Intercompany balances and transactions have been eliminated.

              d.     Cash equivalents:

                     Cash equivalents consist of interest-bearing demand deposits, money market funds and highly liquid debt instruments originally purchased with a maturity of three months or less.

              e.     Marketable securities:

                     The Company applies SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities".
                     Available-for-sale securities are carried at fair value.

                     Unrealized gains and losses for available-for-sale securities are presented as a separate component of shareholders' equity as other comprehensive income/loss. Realized gains and losses are determined using specifically identified costs.

              f.     Property and equipment, net:

                     Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets:

                     Equipment and furniture       4 - 15 years
                     Computers and software        3 - 5 years
                     Motor vehicles                3 - 6 years
                     Leasehold improvements        (over the shorter of the term
                                                   of the lease or the estimated
                                                   useful life of the asset)

              g.     Capitalized software development costs:

                     Research and development costs incurred in the process of developing new products or product improvements, are charged to expense as incurred, net of participation by the Office by the Office of the Chief Scientist in the Israeli Ministry of Industry and Trade ("the OCS").

                     Statement of Financial Accounting Standards (SFAS) No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a detailed program design.

                     Capitalized software costs are amortized by the greater of the amount computed using: (i) the ratio that current gross revenues from sales of the software bear to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the software product (three to five years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold.

                                         SAPIENS INTERNATIONAL CORPORATION N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
              h.     Other assets:

                     Other assets are stated at cost. Amortization is computed using the straight-line method as follows:

                     Prepaid royalties           15 years
                     Distribution rights         7 years
                     Bond issue costs            (over the duration of the debt)
                     Acquired technology         5-8 years

              i.     Goodwill:

                     Goodwill is amortized by the straight-line method over a period of up to ten years. The Company examines the realization of goodwill and other intangible assets annually and the appropriateness of the amortization period based on the estimated future undiscounted cash flows derived from the asset. Any impairment loss is recognized in the statement of operations.

              j.     Revenue recognition:

                     Product revenues include fixed-price contracts (which include the sale of software technology and services), software license sales, and fees for the use of software. Revenues from fixed-price contracts are recognized using the percentage of completion method based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Revenues earned under software licensing agreements with end-users are recognized in accordance with Statement of Position (SOP) 97-2 "Software Revenue Recognition" (as amended by SOP 98-4), upon delivery of the software when collection is probable, all license payments are due within one year, the license fee is otherwise fixed or determinable, vendor-specific objective evidence exists to allocate the total fee to the elements of the arrangement and persuasive evidence of an arrangement exists. Fees for the use of software are recognized when earned.

                     Consulting and other services revenue includes consulting, training and post contract maintenance services. Revenues from consulting, maintenance and training services are recognized ratably over the contractual period or as services are performed.

                     Deferred revenues are comprised principally of advance payments under maintenance contracts.

              k.     Advertising expenses:

                     Advertising expenses are charged to income as incurred.

              l.     Royalty-bearing grants:

                     Royalty-bearing grants from the Government of Israel for funding of marketing activities and for research and development are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred.

                                         SAPIENS INTERNATIONAL CORPORATION N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

              m.     Income taxes:

                     Deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences and income tax credits. Temporary differences result primarily from differences between the tax bases of assets and liabilities and their financial reporting amounts. Deferred tax assets and liabilities are measured by applying enacted statutory tax rates applicable to the future years in which deferred tax assets or liabilities are expected to be settled or realized. Valuation allowances are established to reduce deferred tax assets to the amounts expected to be realized. Income tax expense consists of the taxes payable for the current period and the change during the period in deferred tax assets and liabilities.

              n.     Concentrations of credit risk:

                     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, short-term investments, trade receivables and notes receivable. The Company's cash and cash equivalents are invested in deposits with major international financial institutions. Management believes that the financial institutions that hold the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments. The Company has established an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and other information. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

              o.     Financial instruments:

                     The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. The carrying amounts of cash and cash equivalents, accounts receivables, short-term investments, short-term loans and accounts payable approximate fair values.

                     The carrying amounts of the Company's long-term borrowings arrangements approximate their fair value. Fair values were estimated using discounted cash flow analyses, based on prevailing market borrowing rates.

              p.     Derivatives:

                     Gains or losses related to qualifying hedges of firm commitments are deferred and included as part of the measurement of the results of the underlying hedged transactions.

              q.     Basic and diluted earnings (loss) per share:

                     Basic earnings (loss) per share is computed based on the weighted average number of common shares outstanding during each year including contingent shares. Diluted earnings per share is computed based on the weighted average number of common shares outstanding during each year, plus the dilutive potential of common shares considered outstanding during the year, in accordance with SFAS No. 128, "Earnings Per Share".

                                         SAPIENS INTERNATIONAL CORPORATION N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------

                     The total number of shares related to outstanding securities excluded from the calculations of diluted net income per share were 93,506 for the year ended December 31, 1999, because they were antidilutive for part of the period.

              r.     Stock-based compensation:

                     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), in accounting for its employee stock options plans. Under APB 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                     The Company has adopted SFAS No. 123, "Accounting for Stock-Based Compensation" with respect to warrants issued to non-employees. SFAS No. 123 requires use of option valuation models to measure the fair value of the warrants at the grant date.

              s.     Segment reporting:

                     The Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", in 1997. SFAS No. 131 supercedes SFAS No. 14, replacing the "industry segment approach" with the "management approach", whereby companies report financial and descriptive information about their operating segments. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally and are subject to evaluation by the chief operating decision-maker in deciding the allocation of resources to segments.

              t.     Impact of recently issued accounting standards:

                     In June 1998, the Financial Accounting Standards Board issued No. 133 ("SFAS No. 133"), "Accounting for Derivative instruments and Hedging Activities". This statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The FASB has issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of SFAS No. 133. The rule will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not expect the impact of this new statement on the Company's consolidated balance sheets or results of operations to be material.

              u.     Reclassification:

                     Certain prior year amounts have been reclassified to conform with the current year's presentation.

                                         SAPIENS INTERNATIONAL CORPORATION N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------




NOTE 3:       SHORT-TERM INVESTMENTS

              At December 31, 1999 and 1998, a portion of the Company's short-term investments were classified as available-for-sale securities and were carried at fair value. Gross realized gains on sales of these securities included in earnings in 1999, 1998 and 1997 totaled $ 222, $328 and $ 343, respectively. Gross realized losses on sales of these securities in 1999, 1998 and 1997 totaled $ 0, $63 and $ 46, respectively.

              The aggregate fair value, gross unrealized holding gains, gross unrealized holding losses and amortized cost for securities at fair value by major security type at December 31, 1999 and 1998, are as follows:

                                                                               Gross              Gross
                                                           Amortized          Unrealized         Unrealized         Estimated
                                                              Cost              Gains              Losses          Fair Value
                                                         ---------------    ---------------    ---------------    --------------
                                                                                U.S. dollars in thousands
                                                         -----------------------------------------------------------------------
              December 31, 1999:

                 U.S. treasury securities                      $   24            $   6              $   -               $   30
                 Non-U.S. corporate debt                                                                a
                  securities                                    7,898              204                (77)               8,025
                                                         ---------------    ---------------    ---------------    --------------

                                                            $   7,922            $   210            $   (77)         $   8,055
                                                         ===============    ===============    ===============    ==============
              December 31, 1998:

                 U.S. treasury securities                   $   3,922         $      -            $     -             $  3,922
                 Non-U.S. corporate debt
                  securities                                    8,541              394                (31)               8,904
                                                         ---------------    ---------------    ---------------    --------------

                                                             $ 12,463           $  394             $  (31)            $ 12,826
                                                         ===============    ===============    ===============    ==============

              The scheduled maturities of available-for-sale marketable securities as of December 31, 1999 are as follows:

                                                            Amortized            Estimated
                                                              Cost                  Fair
                                                                                    Value
                                                         ----------------     -----------------
                                                               U.S. dollars in thousands
                                                         --------------------------------------

              Due within one year                            $   2,873              $   3,046
              Due after one year through five years              5,049                  5,009
              Due after five years                                   -                      -
                                                         ---------------        --------------
                                                             $   7,922              $   8,055
                                                         ===============        ==============

                                         SAPIENS INTERNATIONAL CORPORATION N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4:       OTHER CURRENT ASSETS


                                                                       December 31,
                                                              --------------------------------
                                                                  1999              1998
                                                              --------------    --------------
                                                                 U.S. dollars in thousands
                                                              --------------------------------

              Sales and other taxes receivable                  $   2,913           $   387
              Prepaid expenses                                      1,747             1,277
              Deferred taxes                                          957               326
              Other receivables                                     1,501             2,190
                                                              --------------    --------------
                                                                $   7,118         $   4,180
                                                              ==============    ==============



NOTE 5:       PROPERTY AND EQUIPMENT, NET

                                                                                          Accumulated
                                                              Cost                        Depreciation
                                                  -------------------------------    ---------------------------
                                                           December 31                      December 31
                                                  -------------------------------    ---------------------------
                                                      1999              1998            1999           1998
                                                  -------------     -------------    -----------    ------------
                                                                    U.S. dollars in thousands
                                                  --------------------------------------------------------------

              Equipment and furniture              $   2,267         $   2,103        $  1,158       $    967
              Computers and software                   9,115             7,858           6,078          5,063
              Motor vehicles                             209               351             130            234
              Leasehold improvements                   1,566             1,486             584            466
                                                  -------------     -------------    -----------    ------------
                                                  $   13,157          $ 11,798        $  7,950        $ 6,730
                                                  =============     =============    ===========    ============

              Depreciation expense totaled $ 1,839, $ 1,670 and $1,476 for the years ended December 31, 1999, 1998 and 1997, respectively.

                                         SAPIENS INTERNATIONAL CORPORATION N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 6:       OTHER LONG-TERM ASSETS

              a. Amortization expense for capitalized software development costs for 1999, 1998 and 1997 was $ 2,842, $ 3,059 and $
                     2,129, respectively. Amortization expense is included in cost of products.

              b. Other assets, net of amortization, are comprised of the following:



                                                                                                       Accumulated
                                                                               Cost                    Depreciation
                                                                  -------------------------------    ------------------------------
                                                                           December 31                        December 31
                                                                  -------------------------------    ------------------------------
                                                                      1999              1998             1999             1998
                                                                  -------------     -------------    -------------    -------------
                                                                                     U.S. dollars in thousands
                                                                  -----------------------------------------------------------------
                     Prepaid royalties                              $  2,083         $  2,001           $  966         $     761
                     Bond issuance costs                               1,279            1,279            1,279             1,137
                     Other assets                                      4,248            1,447              686               309
                                                                   ------------     -------------    -------------     ------------
                                                                   $   7,610         $  4,727        $   2,931          $  2,207
                                                                   ============     =============    =============     ============

                     Amortization of other assets charged to expense was $ 622, $382 and $ 313 for the years 1999, 1998 and 1997, respectively.

              c. Goodwill amortization amounted to $ 863, $ 210 and $ 60 for the years 1999, 1998 and 1997, respectively.


NOTE 7:       OTHER LIABILITIES AND ACCRUED EXPENSES



                                                                      December 31,
                                                             --------------------------------
                                                                 1999              1998
                                                             --------------    --------------
                                                                U.S. dollars in thousands
                                                             --------------------------------

              Employee and related payroll accruals            $   5,331         $   2,772
              Sales and other taxes payable                        5,508             3,420
              Interest payable                                        35               186
              Accrued restructuring costs (Note 1c)                1,029                 -
              Accrued expenses                                     4,085             6,023
                                                             --------------    --------------
                                                              $   15,988          $ 12,401
                                                             ==============    ==============

                                         SAPIENS INTERNATIONAL CORPORATION N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



NOTE 8:       DEBT

              a.     Short-term debt:

                     The Company's short-term debt is comprised of short-term loans with maturities of less than three months. These loans bear interest at rates ranging between the London Interbank Offered Rate plus 0.65% to plus 0.75% and on Japanese Yen borrowings at a rate of 2.625%. A portion of the Company's short-term loans requires that the Company pledge cash or short-term investments as collateral for its borrowings (Note 11).

                     The Company has available unsecured revolving credit line facilities for borrowings of up to a total of $ 17 million. Under the terms of these credit line agreements, the Company is not required to pledge assets, but is required to maintain certain financial ratios. Borrowings under these agreements bear interest at rates ranging between the London Interbank Offered Rate plus 0.75% to plus 1% and on New Israeli Shekel ("NIS") borrowings, at the prime rate of interest in Israel.

              b.       Long-term debt:

                                                                                                               December 31,
                                                                     Rate of                             --------------------------
                                                                     interest          Maturity             1999           1998
                                                                     ---------    ------------------    -----------    ------------
                                                                                         U.S. dollars in thousands
                                                                     --------------------------------------------------------------
                       Convertible subordinated notes

                       ("Old Notes" - conversion  price $ 32                         September 20,
                       per common share)                                5                2003            $  6,930        $ 6,930
                       Capital lease obligations (Note 10)              -                                     268            311
                       Other loans                                    5 - 8                                   799            124
                                                                                                         -----------    ------------

                                                                                                            7,997          7,365
                       Less - current portion                                                                 (67)           (92)
                                                                                                         -----------    ------------

                                                                                                         $  7,930        $ 7,273
                                                                                                         ===========    ============

                     Long-term debt maturities after December 31, 1999 are as follows (U.S. dollars in thousands):

                       2000                                   $       67
                       2001                                          808
                       2002                                           45
                       2003                                        6,980
                       Thereafter                                     97
                                                          ------------------

                                                               $   7,997
                                                          ==================

                     Interest expense was $ 0.9 million, $ 1.0 million and $ 1.1 million for the years 1999, 1998 and 1997, respectively.

                                         SAPIENS INTERNATIONAL CORPORATION N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9:       OTHER LONG-TERM LIABILITIES

                                                                               December 31,

                                                                     ---------------------------------
                                                                         1999               1998
                                                                     --------------     --------------
                                                                        U.S. dollars in thousands
                                                                     ---------------------------------
              Deferred gain on sale - leaseback (1)                       $  225             $  385
              Other                                                            4                  -
                                                                     --------------     --------------
                                                                         $   229             $  385
                                                                     ==============     ==============

              (1) In 1995, the Company entered into a sale-leaseback transaction on a facility, which resulted in a gain of $ 1,165. Under the sale-leaseback transaction, the Company deferred and is amortizing the gain over the lease term of five years. The Company has exercised its option to renew the lease for five additional years, terminating in August 2005.

NOTE 10:      COMMITMENTS AND CONTINGENT LIABILITIES

              a. The Company partially finances its research and development expenditures under programs sponsored by the Office of the Chief Scientist ("OCS") of Israel for the support of research and development activities conducted in that country.

                     In exchange for participation in the programs by the OCS, the Company agreed to pay 3%-5% of total net sales of software developed within the framework of these programs. The royalties will be paid up to a maximum amount equaling 100%-150% of the grant provided by the OCS, linked to the dollar. Repayment of such grants is not required in the event that there are no sales of products developed within the framework of such funded programs.

                     As of December 31, 1999, the Company had a contingent liability to pay royalties of approximately $ 12 million.

              b. The Company leases various office equipment, office space, and motor vehicles through operating and capital leases. Future minimum lease payments for the next five years and thereafter are as follows:


                                                                Operating          Capital
                                                                 Leases             Leases
                                                              --------------    ---------------
                                                                 U.S. dollars in thousands
                                                              ---------------------------------
                    2000                                         $  1,471                67
                    2001                                            1,350                67
                    2002                                            1,241                67
                    2003                                            1,226                67
                    2004 and thereafter                             1,226               111
                                                              --------------    ---------------
                    Total future minimum lease payments          $  6,514               379
                                                              ==============
                    Less - amount representing interest                                (111)
                                                                                ---------------
                    Principal payments remaining on capital lease obligations          268
                                                                                ===============

                                         SAPIENS INTERNATIONAL CORPORATION N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                     Rent expense for the years ended December 31, 1999, 1998 and 1997 was $ 1,776, $ 1,358 and $ 1,218, respectively.


NOTE 11:      SECURITY INTERESTS AND PLEDGES

              The Company has pledged $ 2.3 million of its short-term investments as collateral for certain short-term debt.

              All of the Company's leased assets are pledged to the finance companies that provided the lease financing.

              The Company also pledged bank guarantees in the amount of $ 0.6 million as security for the building that was sold and leased back in 1995.

NOTE 12:      INCOME TAXES

              At December 31, 1999, the Company had net operating loss carryforwards for U.S. federal income tax purposes of approximately $ 8,899, which are available to offset future federal taxable income and expire in years 2008 to 2012 and tax credits of $ 774, which generally expire in 2002 to 2010. In addition, the Company had net operating loss carryforwards relating to non-U.S. subsidiaries totaling approximately $ 13,086, which are available to offset future taxable income. Generally, such amounts expire in years 2000 to 2003, or, in some cases, have no expiration dates.

              The subsidiaries incorporated in Israel have been granted "Approved Enterprise" status which entitles them to a four-year tax holiday beginning from the first year in which the companies have accumulated taxable income.

              The income tax effect of temporary differences that result in recognition of deferred tax assets and liabilities at December 31, 1999 and 1998 are presented below.



                                                                  December 31, 1999                   December 31, 1998
                                                           --------------------------------    ---------------------------------
                                                             Current         Non-current        Current          Non-current
                                                           ------------     ---------------    -----------     -----------------
                                                                                U.S. dollars in thousands
                                                           ---------------------------------------------------------------------
              Deferred tax assets:
              Net operating losses carryforward            $     -            $   8,686        $     -            $ 11,135
              Tax credits carryforward                           -                  774              -                 716
              Other temporary differences                      957                2,334            613                 196
                                                           ------------     ---------------    -----------     -----------------

              Gross deferred tax assets                        957               11,794            613              12,047
              Less - valuation allowance                         -              (10,198)          (287)            (12,047)
                                                           ------------     ---------------    -----------     -----------------

              Net deferred tax asset                         $ 957            $   1,596        $   326          $        -
                                                           ============     ===============    ===========     =================

              The Company has provided a valuation allowance against a majority of the deferred tax assets in respect of its tax losses carryforward and other temporary differences due to its previous history of losses and current uncertainty concerning its ability to realize these deferred tax assets in the future.

                                         SAPIENS INTERNATIONAL CORPORATION N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


              Provisions for income tax expense are comprised of the following:

                                                            Year ended December 31,
                                                -------------------------------------------------
                                                    1999              1998              1997
                                                --------------    --------------    -------------
                                                           U.S. dollars in thousands
                                                -------------------------------------------------
              Current (foreign)                    $   549            $  381            $  141
              Deferred (foreign)                    (2,227)             (326)              (84)
                                                --------------    --------------    -------------
                                                $   (1,678)           $   55           $    57
                                                ==============    ==============    =============

              The Company is not subject to income taxes in the Netherlands Antilles. All of the Company's provision for taxes on income relates to operations in jurisdictions other than the Netherlands Antilles. The effective income tax rate varies from period to period because each jurisdiction in which the Company operates has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowance of deductions, credits and other benefits). In addition, the provision for income taxes for the fiscal years ended December 31, 1999, 1998 and 1997, does not include the recognition of a majority of the deferred tax assets relating to the net operating losses of the Company's subsidiaries worldwide. The main reconciling item from the statutory tax rate of the Company to the effective tax rate is the non-recognition of tax benefits from accumulated net operating losses carryforward among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits.

NOTE 13:      SHAREHOLDERS' EQUITY

              a. In February 1997, the Company completed a $ 4,000 private placement of 4,000 of Series D1 convertible preferred shares ("the Series D1 preferred shares"). The Series D1 preferred shares are convertible into the Company's common shares at a price not to exceed the lower of $ 5.95 per share or 15% below the market value of the common share during a specified period of time. For each common share issued to the investors upon conversion of their Series D1 shares, the investors will receive a warrant to purchase
                     0.5 common shares at an exercise price of $ 4.28 per share. The Company has the option to redeem the shares in cash or in common shares at the end of five years from the date of issuance.

                     In March 1997, the Company issued an additional 2,000 of Series E convertible preferred shares, ("the Series E preferred shares") for $2,000. The Series E preferred shares are convertible into the Company's common shares at a price not to exceed the lower of $4.50 per share or 15% below the market value of the common share during a specified period of time. For each common share issued to the investors upon conversion of their Series E preferred shares, the investors will receive a warrant to purchase
                     0.5 common shares at an exercise price of $ 4.75 per share. The Company has the option to redeem the shares in cash or in common shares at the end of five years from the date of issuance.

                                         SAPIENS INTERNATIONAL CORPORATION N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                     In August 1997, the Company issued an additional 2,000 of Series D2 convertible preferred shares ("the Series D2 preferred shares") for $2,000. The Series D2 preferred shares are convertible into the Company's common shares at a price not to exceed the lower of $ 7.30 per share or 15% below the market value of the common share during a specified period of time. For each common share issued to the investors upon conversion of their Series D2 preferred shares, the investors will receive a warrant to purchase
                     0.5 common shares at an exercise price of $ 9.73 per share. The Company has the option to redeem the shares in cash or in common shares at the end of five years from the date of issuance.

                     As of December 31, 1999, 2,500 Series D1, 700 Series D2 and 300 Series E preferred shares had been converted to common shares at the respective conversion prices and, as a result, 790,551 common shares and warrants to purchase 431,234 common shares were issued. In 1999, warrants exercised were 35,912 at $ 4.28, 34,721 at $ 4.75 and
                     77,655 at $ 9.73.

              b. The following is a summary of the preferred shares as of December 31, 1999 giving effect to the above changes:


                                                     December 31, 1999
                                            ---------------------------------------
                                               Authorized          Outstanding
                                            ----------------     ------------------
                                                       Number of shares
                                            ---------------------------------------

                     Series A                     100,000                    -
                     Series B                     500,000                    -
                     Series D1                      4,000                1,500
                     Series D2                      2,000                1,300
                     Series E                       2,000                1,700
                                            ----------------     ------------------
                                                  608,000                4,500
                                            ================     ==================


              c. In 1997, the Company issued 144,000 common shares to the placement agents in connection with the private placement transactions.

              d. In February 1998, the Company issued 50,000 common shares in connection with the purchase of 80% of InsureTech Alternatives Inc.

              e. In July 1998, the Company issued 171,300 common shares in connection with the purchase of SAIC (see Note 1b).

              f. In August 1999, the Company issued 78,000 common shares in connection with the purchase of additional 70.1% of Sapiens Japan (see Note 1b).

                                         SAPIENS INTERNATIONAL CORPORATION N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


              g. In August 1999, the Company issued 216,400 common shares in connection with the Purchase of Syspart (see Note 1b).

              h.     Dividends:

                     In 1997, the Company paid dividends on its Series A and Series B convertible preferred shares in the amount of $
                     967. These dividends were paid $ 792 in cash and $ 175 by the issuance of 37,327 common shares.

                     Additionally in 1997, the Company issued 14,658 common shares in respect of $ 65 in dividends on its Series D1 and E preferred shares. These dividends are only paid at the time of conversion of the Series D1 and E preferred shares.

                     In 1998, the Company accrued dividends to paid in the form of common stock on its series D1, D2 and E preferred stock in the amount of $ 483, of which $ 61 was paid by the issuance of 14,310 common shares. Additionally, the Company issued 9,539 common shares in respect of $ 37 in dividends, which were accrued in 1997.

                     Included in the amount of dividends on preferred shares in 1998 and 1997 is the amortization of the discount to the market price on the conversion of convertible shares at the date of the g rant given to Series D1, D2 and E preferred shareholders in the amount of $ 162 and $ 1,038, respectively. Combined, this amount represents 15% of the market value of the share at the date of the grant of the convertible securities, multiplied by the number of convertible securities issued. This amount is a charge for Earnings Per Share calculations only.

                     In 1999, the Company accrued dividends to be paid in the form of common stock on its series D1, D2 and E preferred stock, in the amount of $ 418, of which, $ 57 was paid by the issuance of 11,199 common shares. Additionally, the Company issued 10,527 common shares in respect of $ 54 in dividends, which were accrued in 1997 and 11,679 common shares in respect of $ 60 in dividends which were accrued in 1998.

              i.     Stock option plan:

                     Stock options granted under the Company's 1992 Stock Option and Incentive Plan ("the Plan") are exercisable at the fair market value at date of grant and, subject to termination of employment, expire ten years from the date of grant and are generally exercisable in four equal annual installments commencing one year from the date of grant. In both January 1997 and October 1998, the Company increased the number of shares available for grant by 1.1 million shares and approved grants of such shares, on each of those dates, respectively. The new grants vest in equal installments over a period of four years.

                     In 1999, 701,000 employee options to purchase common shares were exercised, and the Company received proceeds of approximately $ 2.3 million.

                                         SAPIENS INTERNATIONAL CORPORATION N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                     A summary of the stock options activities in 1999, 1998 and 1997 is as follows:

                                                                        Year ended December 31,
                                        ------------------------------------------------------------------------------------------
                                                  1999                          1998                           1997
                                        ------------------------------------------------------------------------------------------
                                                        Exercise                        Exercise                      Exercise
                                          Amount         Price          Amount          Price          Amount          Price
                                        ------------------------------------------------------------------------------------------
                    Outstanding at
                    January 1           3,860,950      $ 2.25-6.875  3,405,600       $ 2.25-2.68     2,174,425       $ 2.25


                    Granted             1,409,150      $ 6.875-9.50  1,547,500       $ 3.375-6.875   1,827,900       $ 2.25-2.68
                    Exercised            (701,000)     $ 2.25-6.875   (992,950)      $ 2.25-2.68      (504,650)      $ 2.25
                    Canceled             (226,325)     $ 2.25-8.625    (99,200)      $ 2.25-2.68       (92,075)      $ 2.25
                                        ---------      ------------  ----------      --------------  ---------       ------------
                    Outstanding at
                                        ============  =============  ==============                  =============  =============
                                        4,342,775      $2.25--9.50   3,860,950       $ 2.25-6.875    3,405,600       $ 2.25 - 2.68
                                                                                     ==============

                     The amount of options exercisable as of December 31, 1999, 1998 and 1997 was 1,778,275, 2,695,000 and 1,884,507,
                     respectively.

                     The options outstanding as of December 31, 1999, have been classified by range of exercise price, as follows:

                                              Options           Weighted                          Option
                                            Outstanding         Average          Weighted      Exerecisable        Weighted
                                               as of           Remaining         Average           as of           Average
                                            December 31       Contractual        Exercise       December 31        Exercise
                    Exercise price              1999              Life            Price            1999             Price
                    --------------------  -----------------  ---------------   -------------  ----------------  ----------------

                    $ 2.25 - $  3.375         1,948,375             6.54          $   2.53      1,587,400          $   2.44

                    $ 6.5 - $ 9.5             2,394,400             9.18          $   7.92        190,875          $   6.64
                                          -----------------                                   ----------------

                                              4,342,775                                         1,778,275
                                          =================                                   ================

                     Under SFAS No. 123, pro forma information regarding net income and earnings per share is required as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998 and 1997: risk-free interest rates of 6%, 5% and 5% respectively, dividend yields of 0%, volatility factors of the expected market price of the Company's common shares of 0.702, 0.465 and 0.517, respectively and a weighted-average expected life of the options of 6, 10 and 10 years, respectively.

                     The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable measure of the fair value of its employee stock options.

                                         SAPIENS INTERNATIONAL CORPORATION N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                     The weighted-average fair value of the options at their grant dates in 1999, 1998 and 1997 was $ 2.78, $ 2.02 and
                     $1.83, respectively.

                     For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. Because SFAS No. 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until the year 2002.

                     Pro forma information under SFAS 123:


                                                                          Year ended December 31,
                                                             --------------------------------------------------
                                                                 1999              1998               1997
                                                             -------------     --------------     -------------
                                                                         U.S. dollars in thousands
                                                             --------------------------------------------------
                    Net income as reported                    $  12,650           $ 9,090            $ 2,138
                                                             =============     ==============     =============

                    Pro forma net income                      $   6,457           $ 6,713           $    795
                                                             =============     ==============     =============

                    Pro forma basic earnings per share       $     0.30           $  0.35            $  0.05
                                                             =============     ==============     =============

                    Pro forma diluted earnings per share     $     0.26           $  0.30            $  0.04
                                                             =============     ==============     =============


              j.     Warrants:

                     In 1997, the Company issued 787,000 warrants to the placement agents in connection with the private placements implemented at an exercise price ranging from $ 2.00 to $3.50. As of December 31, 1999, 3,100 warrants had been exercised.

                     In 1999, 1998 and in 1997, the Company granted warrants to service providers at an exercise price ranging from $ 2 to $ 9 per share (the market value of the share at the grant date). As required by SFAS No. 123, these warrants were measured at fair value (according to the Black-Scholes option pricing model) and are expensed accordingly.

NOTE 14:      EMPLOYEE RIGHTS UPON RETIREMENT

              The Company has various defined contribution plans for employees of its subsidiaries around the world. Most of the plans are those required according to the laws of the country in which the subsidiary operates. Contributions made under the plans are invested with financial institutions. Benefits under the plans are based on contributions from employees and the Company and earnings on insurance contracts or other investment instruments in which the contributions are invested.

              Expense for contributions made to these plans was $ 921, $ 786 and $ 497 for 1999, 1998 and 1997, respectively.

                                         SAPIENS INTERNATIONAL CORPORATION N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 15:      OPERATING SEGMENTS DATA

              a. The Company operates in a single industry as a provider of software solutions.

              b.     Geographical information:

                                                                                  Year ended December 31,
                                                                   --------------------------------------------------------
                                                                        1999                1998                 1997
                                                                   ---------------     ---------------      ---------------
                                                                                  U.S. dollars in thousands
                                                                   --------------------------------------------------------
                     1.  Revenues:
                         U.K.                                         $ 12,426            $ 10,970              $ 9,200
                         France                                         26,364              25,212                5,037
                         North America                                  25,905              17,765               14,168
                         Germany                                        10,711               3,745                1,431
                         Israel                                          6,870               8,285                7,756
                         All other                                       9,554               5,003                6,972
                                                                   ---------------     ---------------      ---------------

                                                                      $ 91,830            $ 70,980             $ 44,564
                                                                   ===============     ===============      ===============

                     2.  Long-lived assets:
                         France                                      $   2,250           $   2,996           $      482
                         Netherlands Antilles                            2,050               2,324                3,285
                         Israel                                         13,294              13,426               12,445
                         Germany                                         6,150                  38                   37
                         All other                                       5,510                 961                  963
                                                                   ---------------     ---------------      ---------------

                                                                     $  29,254            $ 19,745             $ 17,212
                                                                   ===============     ===============      ===============

              c.     Major customer:

                     In 1998, revenues from one customer represented approximately 28% of the Company's total revenues.

NOTE 16:          SELECTED STATEMENT OF OPERATIONS DATA

              a.     Research and development costs:

                                                                                              Year ended December 31,
                                                                                  ------------------------------------------------
                                                                                      1999             1998              1997
                                                                                  -------------     ------------     -------------
                                                                                             U.S. dollars in thousands
                                                                                  ------------------------------------------------
                    Total costs                                                      $  9,872          $  9,054         $  7,974

                    Less - capitalized software development costs                      (2,814)           (3,025)          (3,092)
                    Less - royalty-bearing grants                                      (2,037)           (1,917)          (1,624)
                                                                                  -------------     ------------     -------------

                    Research and development costs, net                             $   5,021          $  4,112          $ 3,258
                                                                                  =============     ============     =============

                                         SAPIENS INTERNATIONAL CORPORATION N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


              b.     Earnings per share data:

                     The following table sets forth the computation of basic and diluted earnings per share.

                     1)     Numerator

                                                                                              Year ended December 31,
                                                                                  ------------------------------------------------
                                                                                      1999              1998             1997
                                                                                  -------------     --------------    ------------
                                                                                             U.S. dollars in thousands
                                                                                  ------------------------------------------------

                          Net income to shareholders of common shares               $  12,650       $  9,090             $ 2,138
                          Effect of dilutive securities:
                             Preferred share dividends (*)                                366              -                   -
                                                                                  -------------    --------------     -------------
                          Numerator for diluted earnings per share
                             - income available to shareholders of
                             common shares                                          $  13,016       $  9,090            $  2,138
                                                                                  =============    ==============     =============


                            *) The effect of the inclusion of the convertible preferred shares in 1998 and 1997 would be antidilutive.


                     2)     Denominator

                                                                                              Year ended December 31,
                                                                                 --------------------------------------------------
                                                                                     1999              1998              1997
                                                                                 -------------    ---------------    --------------
                                                                                           Number of shares in thousands
                                                                                 --------------------------------------------------
                          Weighted average number of shares                          20,732           18,870             15,168
                            Contingent common stock to be
                             issued as dividends                                         81               96                 42
                                                                                 -------------    ---------------    --------------

                          Denominator for basic earnings per share                   20,813           18,966             15,210
                                                                                 -------------    ---------------    --------------

                          Effect of dilutive securities:
                            Employee stock options                                    2,016            1,860              2,397
                            Warrants issued to third parties                            665              561                344
                            Convertible preferred shares *)                           1,064                -                  -
                                                                                 -------------    ---------------    --------------

                           Dilutive potential common shares                           3,745            2,421              2,741
                                                                                 -------------    ---------------    --------------

                          Denominator for diluted earnings per share - adjusted
                            weighted average shares, assumed conversions and exercise of options and/or warrants

                                                                                     24,558           21,387             17,951
                                                                                 =============    ===============    ==============


                            *)     The effect of the inclusion of the
                                   convertible preferred shares in 1998 and 1997 would be antidilutive.

                                         SAPIENS INTERNATIONAL CORPORATION N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17:      SUBSEQUENT EVENTS (UNAUDITED)

              In April 2000, the Company completed a private placement of 600,000 shares ("Shares") of its subsidiary, eZoneXchange.com, Inc. ("eZoneXchange"), for $ 15 million. The investor also received a warrant to purchase an additional 2.25% of the common stock of eZoneXchange at the same private placement share price of $ 25 per share. The Shares are redeemable by the investor during the fifth year following the date of the transaction of 50% in cash and 50% in shares of Sapiens common stock amounting to $ 15 million plus 5% interest per annum. The warrant expires in the event that the Shares are redeemed. Sapiens may repurchase the Shares at specified prices.

                            - - - - - - - - - - - - -