Form 20-F
period 2000-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2001-07-03
CIK 885740

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------
                                    FORM 20-F

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                         COMMISSION FILE NUMBER 0-20181

                             -----------------------

                     SAPIENS INTERNATIONAL CORPORATION N.V.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                             -----------------------

                              NETHERLANDS ANTILLES
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                             ----------------------

                           Kaya Richard J. Beaujon z/n
                             P.O. Box 837 Willemstad
                          Curacao, Netherlands Antilles
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                      None
                                (Title of Class)

                                                           Name of each exchange
Title of each class                                        on which registered
-------------------                                        ---------------------
Common Shares, par value Hf. 1.00 per share                National Market

--------------------------------------------------------------------------------
Indicate the number of outstanding shares of each of the issuer's classes of capital of common stock as of the close of the period covered by the annual report:

             23,001,894 Common Shares, par value Hf. 1.00 per share

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                           [X] Yes             [_] No

Indicate by checkmark which financial statement item the registrant has elected to follow:

                           [_] Item 17         [X] Item 18

                                TABLE OF CONTENTS

                                     PART I


                                                                            Page
Item 1.  Identity of Directors, Senior Management and Advisers                 3

Item 2.  Offer Statistics and Expected Timetable                               3

Item 3.  Key Information                                                       3

Item 4.  Information on the Company                                            9

Item 5.  Operating and Financial Review and Prospects                         27

Item 6.  Directors, Senior Management and Employees                           31

Item 7.  Major Shareholders and Related Party Transactions                    37

Item 8.  Financial Information                                                40

Item 9.  The Offer and Listing                                                40

Item 10. Additional Information                                               41

Item 11. Quantitative and Qualitative Disclosure about Market Risk            48

Item 12. Description of Securities Other Than Equity Securities               48

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies                      49

Item 14. Material Modifications to the Rights of Security Holders
         and Use of Proceeds                                                  49

Item 15. Reserved                                                             49

Item 16. Reserved                                                             49

                                    PART III

Item 17. Financial Statements                                                 49

Item 18. Financial Statements                                                 49

Item 19. Exhibits                                                             49

THE "COMPANY" INCLUDES, WHERE APPROPRIATE, SAPIENS INTERNATIONAL CORPORATION N.V., ITS DIRECTLY WHOLLY OWNED SUBSIDIARY, SAPIENS INTERNATIONAL CORPORATION B.V., AND EACH OF THEIR OPERATING SUBSIDIARIES.

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3.   KEY INFORMATION

A.   SELECTED CONSOLIDATED FINANCIAL DATA

The following table summarizes certain selected consolidated financial data and should be read in conjunction with the Company's consolidated financial statements for the years ended December 31, 2000, 1999, 1998, 1997, and 1996, and notes thereto, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," (see Item 5 on page 27). The selected financial data set forth below as of and for the years ended December 31, 2000, 1999, 1998, 1997, and 1996 has been derived from the consolidated financial statements of the Company which have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and which have been audited by Kost, Forer and Gabbay, a member of Ernst & Young International.


SELECTED FINANCIAL DATA (1):                  Year Ended December 31,
                                    -------------------------------------------
                                     1996     1997     1998     1999       2000
                                    ------   ------   ------   ------    ------
                                       (In thousands; except per share data)
Revenues:
  Products                         $13,699  $20,507  $37,181  $47,390    38,403
  Consulting and other services     25,288   24,057   33,799   44,440    34,341
                                   --------------------------------------------
       Total revenues               38,987   44,564   70,980   91,830    72,744
                                   --------------------------------------------

Operating Expenses:
  Cost of products                   1,473    4,473   12,690   16,354    25,737
  Cost of consulting and other
  services                          16,511   15,507   21,611   29,333    26,414
  Research and development, net      2,429    3,258    4,112    5,021     9,101
  Selling and marketing, general
  and Administrative, net           16,781   16,316   22,921   27,880    46,682
  Aborted Merger Costs                   0        0        0        0  $  1,252
                                   --------------------------------------------
Restructuring Costs                      0        0        0    2,019     2,558
                                   --------------------------------------------
       Total operating expenses     37,194   39,554   61,334   80,607   111,744
                                   --------------------------------------------
Income (loss) from operations        1,793    5,010    9,646   11,223   (39,000)
                                   --------------------------------------------

Financial income (expenses), net       198      107      457      412      (632)
Other expenses, net                 (8,842)    (417)    (328)    (220)     (403)

                                                    December 31,
                                   --------------------------------------------
                                      1996     1997     1998     1999      2000
                                   --------------------------------------------
Income (loss) before taxes on
income                              (6,851)   4,700    9,775   11,415   (40,035)
                                   --------------------------------------------

Taxes on income                        (35)     (57)     (55)   1,678     1,949
Equity in earnings (losses) of
an affiliate                          (150)    (203)       0        0         0
Minority interests in income
(losses) of a subsidiary               317      104       15      (25)        0

Income (loss) before               --------------------------------------------
extraordinary item                  (6,719)   4,544    9,735   13,068   (38,086)
                                   --------------------------------------------
Extraordinary item early
extinguishment of debt                  96        0        0        0         0

                                   --------------------------------------------
Net income (loss)                   (6,623)   4,544    9,735   13,068   (38,086)
                                   --------------------------------------------

Preferred shares dividends          (1,211)  (2,406)    (645)    (418)     (107)
                                   -------  -------  -------  -------  --------

Net income (loss) to Common        --------------------------------------------
shareholders                       ($7,834) $ 2,138  $ 9,090  $12,650  ($38,193)
                                   -------  -------  -------  -------  --------
                                   --------------------------------------------

Basic net earnings (loss) per
  share before extraordinary item  $ (0.63) $  0.14  $  0.48  $  0.61  ($  1.69)
Extraordinary item                    0.01       --       --       --        --

Basic net earnings (loss)          --------------------------------------------
  per share                        $ (0.62) $  0.14  $  0.48  $  0.61  ($  1.69)
                                   --------------------------------------------
Weighted average number of
  shares used in computing basic
  earnings (loss) per share
  (in thousands)                    12,601   15,210   18,966   20,813    22,559
                                   -------  -------  -------  -------  --------
Diluted net earnings (loss)
  per share
Before extraordinary item          $ (0.63) $  0.12  $  0.43  $  0.53  ($  1.69)
Extraordinary item                    0.01       --       --       --        --

Diluted net earnings (loss)        --------------------------------------------
  per share                        $ (0.62) $  0.12  $  0.43  $  0.53  ($  1.69)
                                   --------------------------------------------

Weighted average number of
shares used in computing diluted
net earnings (loss) per share
(in thousands)                      12,601   17,951   21,387   24,558    22,559


                                                   At December 31,
                                   --------------------------------------------
BALANCE SHEET DATA:                   1996     1997     1998     1999      2000
                                   --------------------------------------------
                                               (Dollars in thousands)
Cash and cash equivalents          $ 6,876  $10,338  $20,222  $ 8,735  $ 17,038
Working capital (deficit)            9,611   20,062   21,028   30,319     7,890
Total assets                        50,218   57,648   73,324   85,105    92,400
Long term debt                      16,979   16,088    7,273    7,930     7,430
Total stockholders' equity           7,191   20,069   33,115   51,414    18,896


B.   CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.   RISK FACTORS

We operate globally in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The following section lists some, but not all, of those risks and uncertainties that may have a material adverse effect on our business, financial condition or results of operations.

WE INCURRED SUBSTANTIAL LOSSES IN THE YEAR 2000 AND THERE CAN BE NO ASSURANCE THAT WE WILL ATTAIN AND SUSTAIN PROFITABLE OPERATIONS.

The Company incurred significant losses from operations in the year 2000 and has adopted a recovery plan intended to achieve profitability. Material components of the turn-around plan include (1) a sharpening of the Company's product and market focus; (2) reduction of expenses and workforce; and (3) restructuring of the Company's operations.

While the Company believes that it has the ability to implement the recovery plan and achieve profitability, the Company's ability to attain and sustain profitable operations in the future will be dependent on many factors, including certain industry-wide factors. While the Company believes it will be able to sustain profitable operations, no assurances can be given that the restructuring and realignment of the Company's management and the shift in the Company's strategic focus will result in sustained profitability.

CONTINUING ADVERSE CONDITIONS IN THE MARKET FOR INFORMATION TECHNOLOGY SOLUTIONS HAS LED TO DECREASED DEMAND FOR OUR PRODUCTS AND SERVICES AND COULD HARM OUR BUSINESS AND RESULTS OF OPERATIONS, AS WELL AS THE PRICE OF OUR SHARES.

Sapiens products and services are generally used by organizations with large information technology budgets and needs. The economic slowdown that has affected the markets in which we operate has had a particularly significant impact on the information technology sector. In response to this difficult economic environment, a number of our customers and potential customers have reduced their information technology budgets, leading to a decline in demand for our products. We believe that these adverse market conditions, and the response of certain of our customers and potential customers to these recent developments, have had a negative impact on our revenues and on the price of our shares. Should these market conditions persist, our business and results of operations could suffer further and the price of our shares could be harmed.

THE TERMS OF OUR BANK DEBT CONTAIN A NUMBER OF RESTRUCTIVE COVENANTS WHICH, IF BREACHED, COULD RESULT IN ACCELERATION OF OUR OBLIGATION TO REPAY OUR DEBT.

Our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. Our loan agreements also contain various covenants which require the Company to maintain certain financial ratios related to shareholders equity and operating results that are customary for companies of comparable size. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us or our shareholders.

Our failure to comply with the covenants and restrictions contained in our loan agreements could lead to a default under the terms of these agreements. If a default occurs and we are unable to renegotiate the terms of the debt, the lenders could declare all amounts borrowed and all amounts due to them under the agreements due and payable. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell our assets to satisfy the debt.

OUR BUSINESS INVOLVES LONG-TERM, FIXED-PRICE PROJECTS, WHICH INVOLVE UNCERTAINTIES, SUCH AS ESTIMATED PROJECT COSTS AND PROFIT MARGINS.

Our business is characterized by relatively large projects or engagements that can have a significant impact on our total revenue and cost of revenue from quarter to quarter. Because a high percentage of our expenses, particularly employee compensation, is relatively fixed, a variation in the timing of the initiation, progress or completion of projects or engagements, especially at or near the end of any quarter, can cause significant variations in operating results from quarter to quarter.

Our "turn-key" solutions are generally sold as fixed-price projects with delivery requirements spanning more than one year. If our actual cost-to-completion of these projects differs significantly from the estimated cost-to-completion, there could be a material adverse effect on our results of operations and financial position. The sales cycle for our solutions is variable, typically ranging between three months to several months from initial contact with the potential client to the signing of a contract. Occasionally, sales require substantially more time. Delays in executing client contracts may affect our revenue and cause our operating results to vary widely. Our "turn-key" solutions are generally priced in excess of $1 million and are delivered over periods of time ranging from several months to a few years. Payment terms are generally based on periodic payments or on the achievement of milestones. Any delays in payment or in the achievement of milestones may have a material adverse impact on our financial position.

OUR QUARTERLY RESULTS MAY BE IMPACTED BY SEASONAL TRENDS AND OTHER SHORT-TERM FACTORS.

The operating results of many software and services companies reflect seasonal trends, and we expect to be affected by such trends in the future. Although we have not experienced consistent seasonal fluctuations in operational results to date, we believe that it is likely that we will experience relatively higher revenues in the fourth quarter and relatively lower revenues in the first quarter due mainly to customers' annual purchasing and budgetary practices. To the extent that our operations in Europe continue to generate a high percentage of our total revenues, we anticipate that we may also experience relatively weaker demand in the third quarter as a result of reduced activities in Europe during the summer months.

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

WE COMPETE AGAINST COMPANIES WITH SIGNIFICANTLY GREATER RESOURCES THAN OUR OWN.

The market for software solutions and related services, and eBusiness solutions in particular, is highly competitive. Our principal competitors generally have significantly greater resources than our own. Price reductions or declines in demand for our solutions and services, whether as a result of competition, technological change, changes in the level of application development, reengineering or maintenance performed internally by our customers or potential customers would have a material adverse effect on our results of operations and financial position. Additional factors that may cause actual results to differ materially from our expectations include industry specific factors; our ability to continuously develop, introduce and deliver commercially viable solutions and technologies, and the market's rate of acceptance of the solutions we offer; our ability to keep pace with market and technology changes and to compete successfully, and our ability to manage the competitive risks associated with the strategic alliances that we have entered into.

OUR INTERNATIONAL OPERATIONS INVOLVE INHERENT RISKS, SUCH AS FOREIGN CURRENCY FLUCTUATIONS AND COMPLIANCE WITH VARIOUS REGULATORY AND TAX REGIMES.

Most of the Company's revenues are derived from international operations that are conducted in local currencies as well as dollars. Changes in the value of such local currencies or the dollar relative to such local currencies will affect the Company's financial position. Gains and losses on translations to dollars of assets and liabilities will contribute to fluctuations in the Company's financial position. The Company may engage in the future in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on the Company's financial position. However, there can be no assurance that any such hedging transaction, if entered into, will materially reduce the effect of fluctuation in foreign currency exchange rates on such results or on the dollar price at which the Common Shares are publicly traded. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies were imposed, the Company's financial position could be adversely affected. Other potential risks that may impact the Company's international business activities include longer accounts receivable payment cycles and the burdens of complying with a wide variety of foreign laws, although such factors have not had a material adverse effect on the Company's financial position to date.

OUR BUSINESS INVOLVES BUSINESS-CRITICAL SOLUTIONS, WHICH EXPOSE US TO POTENTIAL LIABILITY CLAIMS.

Our products focus specifically on organizations' business-critical applications including those related to specialized redevelopment issues such as the adoption of the single European currency. While the terms of our sales contracts typically limit our exposure to potential liability claims, and we carry errors and omissions insurance against such claims, there can be no assurance that such insurance will continue to be available on acceptable terms, if at all, or that such insurance will provide us with adequate protection against any such claims. A significant liability claim against us could have a material adverse effect on our results of operations and financial position.

ALTHOUGH WE PROTECT OUT RIGHTS VIGOROUSLY, THERE CAN BE NO ASSURANCE THAT THESE MEASURES WILL BE SUCCESSFUL.

In accordance with industry practice, the Company relies upon a combination of contractual provisions and intellectual property law to protect its proprietary technology. The Company believes that because of the dynamic nature of the computer and software industries, copyright protection is less significant than factors such as the knowledge and experience of the Company's management and personnel. The Company seeks to protect the source code of its products as trade secret information and as an unpublished copyright work. The Company also relies on security and copy protection features in its proprietary software. The Company distributes its products under software license agreements which grant customers a personal, non-transferable license to use the Company's products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of the Company's products. In addition, the Company attempts to protect trade secrets and other proprietary information through agreements with employees, consultants, and distributors. Although the Company intends to protect its rights vigorously, there can be no assurance that these measures will be successful.

IF WE FAIL TO REMAIN TECHNOLOGICALLY COMPETITIVE, WE COULD LOSE CUSTOMERS OR MARKET SHARE.

The market for the Company's solutions is characterized by rapidly changing business conditions and customer requirements. The introduction of solutions embodying new technology and the emergence of new customer requirements can render existing technology obsolete and unmarketable. The Company's ability to anticipate changes in technology and customer requirements and to successfully develop and introduce new and enhanced solutions on a timely basis will be significant factors in the Company's ability to grow and to remain competitive. Substantial expenditures are required for research and development and new product introduction. There can be no assurance that the Company will have sufficient resources to make such investments. If the Company is unable, for technological or other reasons, to develop solutions on a timely basis in response to the changing demands of its industry, the Company's business and financial results could be materially adversely affected. The Company has in the past experienced limited delays introducing its technology and enhancements, and there can be no assurance that it will not encounter technical or other difficulties that could delay introduction of new technologies or enhancements in the future. There can be no assurance that the Company will be successful in developing and marketing enhancements that incorporate new technology on a timely basis, or that its new solutions will adequately address the changing needs of the marketplace.

CONDUCTING BUSINESS IN ISRAEL ENTAILS CERTAIN RISKS THAT COULD HARM OUR
BUSINESS.

We have offices and research and development facilities in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. The future of the "peace process" is uncertain and has deteriorated due to recent violence between Israelis and Palestinians. In addition, several countries still restrict business with Israel and with companies doing business in Israel. We could be adversely affected by adverse developments in the "peace process" or by restrictive laws or policies directed towards Israel or Israeli businesses.

All male permanent residents of Israel between the ages of 18 and 45 are, unless exempt, obligated to perform reserve duty in the Israeli Defence Forces, presently consisting of approximately 30 days of service annually. Additionally, all such residents are subject to being called to active duty at any time upon the outbreak of hostilities. Many of the Company's officers and employees are currently obligated to perform annual reserve duty. While the Company has operated effectively under these requirements since its organization, no assessment can be made as to the full impact of such requirements on the Company's business or work force and no prediction can be made as to the effect on the Company of any expansion of such obligations. The Company believes that its relations with its employees are good.

ITEM 4.   INFORMATION ON THE COMPANY

A.   HISTORY OF THE COMPANY

The Company, which was incorporated in the Netherlands Antilles in 1990, has a registered office located at Lanhuis Joonchi, Kaya Richard J. Beaujon z/n, Cuacao, Netherlands Antilles. Our telephone number is: (011)599-97366-277. Holland Intertrust (Curacao) N.V. is the Company's agent in Curacao and serves as a member of our Board of Directors.

At the time of its formation through 1997, the Company marketed and supported a comprehensive software development tool originally known as "SAPIENS" and later renamed "ObjectPool". The original software tool, whose software technology remains one of our key assets, involved an innovative, object and rule-based approach to software application development that substantially improved software development productivity while significantly reducing the cost and time required to build applications that previously had to be developed and maintained using procedural programming languages.

In 1998, the Company made a strategic shift from "tool provider" to "solution provider". These solutions, which integrate our software technology, project methodology and consulting expertise, offer our customers comprehensive solutions to their pressing IT needs, such as adaptation to the Internet, reengineering of existing software applications or the changeover to the euro, the single European currency.

For a description of our principal capital expenditures, please see Note 1(b) to our Financial Statements.

B.   BUSINESS OVERVIEW

Sapiens is a global provider of enterprise-wide solutions for the rapid development, deployment and integration of scaleable mission-critical software systems. These solutions consist primarily of our technology, methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications. These include rapid application development ("RAD"), the integration and evolution of legacy systems and the configuration and management of enterprise IT assets.

We enable our customers to gain competitive edge while maximizing the value of their investments in existing Information Technology (IT) systems. Our flagship solution, Sapiens eMerge(TM), covers rapid application development and re-engineering, legacy to Web integration and application integration with other back-end and front-end systems and processes, such as order processing, inventory management, logistics and payment processing. We believe that our understanding of and broad experience in evolving legacy systems, our domain expertise in industries such as insurance and finance and our business logic and rules-based approach help our customers gain a competitive edge in the rapidly changing business world.

We market our solutions globally through our direct sales force and through marketing alliances with system integrators such as IBM, Cap Gemini, KPMG, CSC and Logica. These alliances enable us to reach a broader base of customers while complementing our partners' offerings.

One of our key assets is our global, blue-chip customer-base, which is built on years of trust and on-time delivery. Our customers include: 3M, Air France, Argos, AXA Insurance, Berlinische Leben, Canadian Imperial Bank of Commerce, Bass Hotels (Holiday Inn), Honda Motors, IBM, International Paper, Liverpool Victoria, Mutuelles du Mans Assurances, Norwich Union, Panasonic UK, Principal Financial, Siemens Energy and Automation and other major organizations worldwide.


INDUSTRY BACKGROUND

Organizations worldwide are struggling to keep pace with the rapidly changing business environment. Mergers and acquisitions, new internet-related business models aimed at improving service levels and operational efficiencies, as well as regulatory reforms, are driving IT to some of its most serious challenges ever. The velocity of business change has increased across the board, while traditional IT shops are unequipped to address these challenges, which creates what we call "The Information Age Crisis".

Businesses try to address the Information Age Crisis in a variety of ways. Certain companies opt to dedicate significant in-house IT resources to solve these issues. In many cases, however, organizations lack the requisite internal resources and know-how. As a result, many of these organizations rely on the expertise of external IT service providers. Today's market features a wide range of external IT service providers, from those that provide strategic e-business consulting, to those that specialize in creative design and branding and building Web sites, to others who sell tools to link back-end systems with the Web. While IT service providers offer specific implementation expertise and solutions, they do not necessarily provide cost-effective and timely methodologies based on easy-to-use, flexible and robust technologies. Businesses are seeking solutions that combine proven technology with consulting expertise and development methodologies in order to extend the value of legacy systems while providing rapid time-to-market in their objective of reducing costs and streamlining operations.

Businesses that are successful in leveraging their existing legacy systems and domain knowledge will survive and even profit from the Information Age Crisis. They will do so because, while their competitors are facing the same challenges and failing, they have found the right combination to winning the Information Age Crisis by combining legacy knowledge and systems into working business solutions.

In tandem with ongoing IT pressures, European organizations face an additional challenge: they must migrate all of their IT systems to the euro currency. Adoption of a single European currency is a complex endeavor in itself and will affect a multitude of applications and systems, including general ledger, inventory order processing, purchasing, accounts receivable and payable, taxation, price lists, payroll, inventory expense accounts and historical databases. These organizations need a rapid, reliable euro conversion solution that addresses all aspects of the currency conversion while preserving data integrity and maintaining business-as-usual performance during and after the euro transition.

PRODUCTS

Sapiens provides business-critical software solutions and services to large-scale enterprises, allowing them to rapidly adapt to ever-changing business and technology demands.

SAPIENS EMERGE(TM)

Through the eMerge Solution, Sapiens delivers complete and open systems. These offerings include re-engineering, custom development or re-development of applications, and legacy evolution. Both re-engineering and legacy evolution rely on core technological solutions: rapid application development, rapid integration, legacy renewal and Web development. eMerge, Sapiens' flagship solution, combines the company's technology, methodology, and business and professional services.

EMERGE BUSINESS SOLUTIONS

REENGINEERING

The Sapiens eMerge Re-engineering solution involves delivery of new business software applications that are either re-developed from existing systems or developed from scratch. These applications are delivered globally, spanning diverse industries, levels of application complexity and computer platforms.

LEGACY EVOLUTION

The Sapiens eMerge Legacy Evolution solution involves the understanding, extension and transformation of existing legacy applications including their adaptation to the Internet or for intranets.

Both of these business solutions rely on the following:

o RAPID APPLICATION DEVELOPMENT. Sapiens' roots are entrenched in the rapid application development (RAD) of complex, large-scale, mission-critical applications. Sapiens applies its rules-based, object technologies in combination with its RAAD (Rapid Architected Application Development) methodology, to incrementally build new or re-engineered applications to meet changing business requirements.

o RAPID INTEGRATION. The diversification of platforms and applications, as well as the move to more distributed architectures, necessitates open interfaces to external applications. eMerge Rapid Integration involves connecting disparate applications so that they can operate together seamlessly. Our solution is independent of any particular operating paradigm and it can be loosely or tightly coupled with other applications, send and receive both synchronous or asynchronous messages, and deploy at a single site or distributed network.

o LEGACY SOLUTIONS. Sapiens eMerge offers two legacy-related core solutions: understanding and analyzing legacy systems, or legacy analysis, and extending legacy data and user interfaces to the Web, or legacy renewal.

LEGACY ANALYSIS

Legacy analysis provides a global, operational platform to assess, plan, carry out and manage all of the enterprise's IT solutions, and to assess inter-system and intra-system impacts. Legacy analysis collects inventory information about all of the customer's software components and creates a relationship map between all components in order to analyze and derive the impact of enterprise-wide IT changes.

Legacy renewal allows for the capture of the required legacy presentation, session flows and session management scenarios and their encapsulation as newly defined business objects. New business rules, operations and events are added to the captured legacy processes, which then carry out the integration of legacy functionality and flow.

WEB DEVELOPMENT

Sapiens' Web development solution is a rules-based Internet Web development and deployment environment that handles workflow, presentation, user interaction and local validations. The solution integrates Web standards into existing non-Web applications to facilitate immediate Web enabling. For new applications, the integration of Web standards is an integral component of the overall e-business application, which is seamlessly integrated with backoffice processes while providing full transaction processing capabilities.

In addition to the above Web development based on Sapiens technologies, Sapiens acquired Internet Marketing Associates, an Internet design and consulting agency based in Canada in January 2000. This acquisition broadened Sapiens' offering by adding expertise in information content and architecture, Internet marketing, personalization and large-scale Web site design. With these newly integrated skill sets, Sapiens' consultants can design, develop, deploy and test Internet, intranet, and extranet sites. The Web development projects can be conducted using either eMerge-based technologies, external development tools or a combination of both.

SUPPLY CHAIN BIZBLOX SOLUTION

Based on Sapiens eMerge, our supply chain solution is composed of a set of pre-defined application building blocks that we call "bizBLOX" that may be used separately or in a series of combinations, and can be rapidly customized to fit each client's specific requirements.

Sapiens' bizBLOX value proposition is differentiated from other solutions on several levels. The functionality contained in competing packages typically does not coincide with that required by the customer, requiring the customer to expend additional resources on customization. Conversely, most develop-from-scratch applications using RAD methodologies provide some benefits but at the same time reinforce less than optimal business practices; perpetuating "the way it has always been done." bizBLOX are pre-configured solutions that have best practices already built in but are still flexible enough to adapt efficiently to those aspects of a client's business processes that offer competitive advantage.

MIGRATIONS

Sapiens has a history of assisting its customers in adapting their IT systems to changes, whether due to internal business decisions (e.g., mergers, acquisitions, new business models) or external circumstances (e.g., year 2000, migration to euro currency, new regulations or the advent of Internet). Sapiens' established migration methodologies are used in conjunction with the company's platform-independent technologies. Sapiens' extensive project management experience and asset discovery solution also come to bear in the migration of customers' mission-critical systems.

o EUROMIGRATION(TM). Sapiens EuroMigration(TM) is a comprehensive, phased euro conversion solution designed to address dual currency needs and the inevitable changeover to a single European currency. It features gradual data and code conversions via non-intrusive wrapping and bridging, cluster analysis for project efficiency and manageability, and rapid dual-denomination functionality.

The EuroMigration solution incorporates Sapiens' core methodologies, technologies, project management and support services.

Sapiens' approach to the euro migration problem is to minimize the data pollution and discontinuity risks; to minimize the code changes required and, overall, to ensure business-as-usual performance during and after the transition. Sapiens' euro impact analysis is designed to save conversion efforts on systems or sub-systems that could be re-engineered for e-business directly.

Sapiens' core technologies, the Euro-Virtual-Machine (EVM) and the Euro Configuration Repository (ECR), are the foundation of the EuroMigration Solution. The Sapiens EuroMigration solution supports IBM mainframes and AS/400 environments.

o PLATFORM AND DBMS MIGRATIONS. Sapiens has a proven methodology and field experience in enabling its customers to migrate legacy assets to new computer platforms or database management systems. Sapiens' deep understanding of legacy systems as well as its multi-platform technology have assisted numerous customers in migrating from mainframe computers to AS/400 or Unix platforms, or from older DBMSs to newer ones.

SERVICES

o OUTSOURCING OF APPLICATION MAINTENANCE. Sapiens' outsourcing business line evolved from the company's strong, long-term relationships with its customers. Sapiens is currently servicing multi-year outsourcing contracts with blue-chip customers involving mission-critical systems. The outsourcing projects can be performed either on or off the customers' premises. Sapiens' asset discovery solution contributes to the maintenance and management of an enterprise's IT environment.

o IT SERVICES. Sapiens provides customers with specialized IT services in many areas, including project management and technical assistance. Sapiens' dedicated professionals work together with the customer for the duration of the entire project, collectively undertaking design, development and deployment tasks, coupled with hands-on-training, to achieve a rapid software solution that is totally representative of the customer's business and IT goals.

In a typical process of IT solution delivery, the following services are offered:

     PLANNING - SOLUTION CONCEPTION PHASE
     ------------------------------------

     "BLUEPRINT" - a comprehensive mapping process of customer requirements, from e-business strategy to application architecture.

     PILOT/PROOF OF CONCEPT - a working model is built to prove to the customer that Sapiens can deliver the customer requirements, within a very short period of time.

     DEVELOPMENT PHASE
     -----------------

     For solution development and testing, the customer is offered the options of developing (1) jointly with Sapiens staff, (2) in-house or (3) fully outsourced to Sapiens.

     Sapiens' RAAD methodology is used to facilitate rapid and correct development. Joint Application Development, or JAD, sessions are part of the methodology, requiring business users to actively participate in the process of application requirements definition and iterative testing.

     Sapiens practices what is commonly referred to in the IT industry as "knowledge transfer" by directly training developers, using one-on-one, classroom or "train the trainer" scenarios. Training occurs either at on-site customer premises or at Sapiens offices worldwide.

     Ongoing solution support is offered at customer premises, Sapiens premises or a combination of both. Short-term and long-term support contracts are available.

     ONGOING PRODUCTION
     ------------------

     Technology maintenance includes ongoing version upgrades and feature enhancements within versions designated as "releases". There are four tiers of technology support:

     First tier  - at customer site
     Second tier - local support center
     Third tier  - international support center, or ISC, located at our facilities.
     Fourth tier - Sapiens R&D located at our facilities.

     Reinforcing all service offerings described above are Sapiens Technology Experts - worldwide.

     Sapiens project managers with significant Sapiens eMerge delivery experience oversee the entire solution planning and development process, practicing project management and control while ensuring adherence to project scope and established methodology.

     Solution engagements can be performed on both a fixed cost and time/materials basis.

SPECIALIZED PRACTICE GROUPS

In our continuing efforts to best serve our customers and as a function of our in-depth understanding of their business needs, we have developed specialized practice groups for the insurance/financial services and supply chain markets. The practice groups bring together experts who not only understand Sapiens' technology, but also possess a deep understanding of the market needs and trends in each of the specific domains. Practice groups are able to provide strategic and tactical advice to customers to enable them to meet their business goals.

The practices, in essence, constitute a core group of expert personnel who have a thorough understanding of the methodologies, processes and experiences gained from other Sapiens customers in the same industry/platform. By capitalizing on this information and reducing the need to re-invent the wheel, Sapiens is able to ensure time-to-market solutions for its customers.

One of the functions of the practice groups is to enrich Sapiens' library of pre-tested business objects to even further shorten delivery times on future projects.

OUR RAAD METHODOLOGY

Sapiens' unique rapid architectured application development (RAAD) methodology provides an ARCHITECTURED approach to Rapid Application Development (RAD) that provides for the rapid and evolutionary development of the enterprise's e-business solution. Sapiens' proven field experience in RAD projects and in large-scale mission-critical system development has evolved and matured to create a methodology that supports both RAD and traditional processes under one architectured methodology.

The iterative and evolutionary process of Sapiens' RAAD Methodology accommodates solutions of varying scope, from small-scale solutions to large-scale enterprise-wide mission critical solutions. Practices are collectively applied to facilitate both traditional processes that warrant the structured and formal delivery of solution deliverables, together with RAD processes that support iterative and progressive prototyping for the early development of working components. Furthermore, now that RAD concepts must be applied to large-scale development efforts in order to meet the typical four to six month delivery schedules inherent in many Web-based application projects, Sapiens' RAAD Methodology utilises the best aspects of various standard methodologies such as DSDM and SSADM.

Sapiens' RAAD methodology is applied throughout the engagement process, from the initial capture of business requirements through to implementation of our solution and incorporates ongoing management involvement and active user participation throughout all phases of solution definition, development, test and implementation. Joint application development, or JAD, sessions are conducted throughout the development process, ensuring business user participation and continuing refinement of the developed solution. These sessions complement the Sapiens eMerge which allows users to review and test a fully-working solution while it is under development.

OUR CORE TECHNOLOGY

Sapiens' solutions are empowered by SAPIENS EMERGE, a core development and deployment technology that is designed to express business logic in a declarative manner with business rules, thus providing a unified and open platform for complete business software solutions. A key advantage of SAPIENS EMERGE is the ability to extend the productive life of existing legacy systems, while simultaneously providing a rapid migration path to new generation Internet and e-commerce technologies. The use of advanced, rapid application development technology allows enterprise-specific enhancements to be made in a shortened timeframe and with a vastly reduced maintenance burden when compared to other technologies.

SAPIENS EMERGE is based on a three-tier architecture and operates in multi-platform environments, encompassing a multitude of hardware vendors, operating system environments, and databases. Platforms supported include IBM's S/390 (zSeries), AS/400 (iSeries), HP-UNIX and Windows NT/2000. SAPIENS EMERGE supports databases such as VSAM, IMS, DB2, IDMS, Oracle, Informix and SQL Server. Because SAPIENS EMERGE exemplifies open systems and cross-platform capabilities, solutions developed with it can be seamlessly migrated from platform to platform and from database to database.


Development, deployment, integration, and administration of e-business applications are all accomplished via SAPIENS EMERGE's technology components, as presented below, providing customers with flexible, scalable and robust systems.

The following are some key features of our core technology that are common to the full range of our solutions:


o    The eMerge Object

The key building block of EMERGE is the object. An object is a unit of data containing information about a particular aspect of a business. Each object also contains a set of business rules controlling its character and interaction with other objects. For example, a product object within an inventory application will contain information about the product's name, price, identification number, quantity on hand, etc. Encapsulated within the object are rules that dictate when the product should be reordered, and how its price should be calculated.

o    Business Rules

The rules within an eMerge application are modeled after the business rules by which an organization runs. Each rule is typically a one or two-line statement that declares a discrete business task. Since each rule resides within an object, it is necessary to define the rule only once. In contrast, traditional programming methods require numerous lines of procedural code to perform the same tasks and force developers to repeat the underlying business logic in multiple programs within an application. Consequently, developers using eMerge technology are free to concentrate their efforts on the business objectives of an application rather than being tied to the tedious tasks of procedural programming.

Since these rules are encapsulated within the eMERGE objects, they are easily identifiable and maintainable. In contrast to traditional programming, developers need not review large volumes of code when modifying a EMERGE-based application. They simply revise the straightforward rules that govern the behavior of the application.

The EMERGE rules engine features a power of inference called POSITIVE THINKING. Due to this feature, the EMERGE rules need only be stated in their standard, positive form. Non-standard implications of the rules are automatically inferred. For example, a positive rule within an inventory application may dictate that each item ordered should be subtracted from the inventory on hand. In traditional programming, the non-standard operations associated with this, such as adjusting inventory when the amount of an item ordered is changed, or the item is deleted or replaced, must be specified and coded by means of a lengthy and detailed process. However, with eMerge this is not necessary, since the rules engine automatically infers these operations.

In summary, EMERGE rules reduce complexity by stating what has to be done rather than how it should be done. This reduces the number of instructions that are given by the application developer from a long and complicated set of machine instructions (procedural programming) to a greatly reduced number of functional statements. The "how" part of the application is generated automatically by EMERGE technology's power to infer. Positive thinking also ensures the integrity of an application because the EMERGE rules engine, rather than developers working manually, automatically addresses the non-standard, "negative" implications of the business logic.

o    The eMerge Repository

The EMERGE repository contains all of the information that comprises an organization's portfolio of applications. The information within the repository includes all EMERGE objects and rules, screen and report layouts, database mapping information and security profiles. The repository is governed by its own set of rules and objects that control the contents of the repository. The developer of an EMERGE application simply populates the repository with application specifications, which are then governed by the repository's own rules and objects. Cross referencing is supported, making application maintenance easy.

Unlike passive repositories, which merely document applications, the EMERGE repository is the active and sole knowledge base for the organization's information systems. This knowledge base, which incorporates all application information, is easily copied and migrated across multiple platforms. This cross-platform flexibility enables Sapiens customers to scale their applications in accordance with their changing needs.

o    Three-Tier Architecture

The Company's technology is based on a three-tier architecture, which includes PRESENTATION, BUSINESS LOGIC and DATA. The presentation layer houses the client technology, including character-based 3270 terminals, Windows-based clients and Web browsers. The business logic layer contains the EMERGE objects and rules, and may reside on various server platforms, including mainframe, AS/400, UNIX and Windows/NT. The third layer accommodates the application data, which may be stored in a wide range of database management systems, including DB2, Oracle, Informix, IMS, VSAM and others.


Each tier is independent and may be replaced or modified without affecting the other tiers. This architecture allows customers to move their applications by simply moving the business logic layer from one server platform to another without affecting the presentation and data layers. This enables the flexible movement of applications within a heterogeneous computing environment. For example, customers may choose to adopt the latest Internet browser in their presentation layer or change their database management systems without impacting the business logic and functionality of their applications.

o    eMerge Enterprise Server

EMERGE ENTERPRISE SERVER, the core of all Sapiens' solutions, is a reliable and scalable enterprise class transaction server, able to handle heavy workloads with thousands of users and millions of daily transactions. EMERGE ENTERPRISE SERVER , in its "knowledge base", a powerful object-oriented data dictionary, contains the afore-mentioned application definitions - objects and business rules.

EMERGE ENTERPRISE SERVER resides on a server and runs under a number of operating systems and working environments, as follows:

---------------------------------------- ---------------------------------------
SERVERS                                  OPERATING SYSTEMS/WORKING ENVIRONMENTS
---------------------------------------- ---------------------------------------
IBM xSeries or other Windows Server      Windows NT, Windows 2000
(NT or 2000)
---------------------------------------- ---------------------------------------
IBM iSeries (AS/400)                     OS/400
---------------------------------------- ---------------------------------------
HP Unix Server                           HP-UX
---------------------------------------- ---------------------------------------
IBM zSeries (S/390)                      MVS (CICS, IMS/DC, TSO, Batch), VM/CMS
---------------------------------------- ---------------------------------------

An application developed using EMERGE ENTERPRISE SERVER is portable. For example, if an application is developed in Windows NT, it can be seamlessly migrated to IBM iSeries or zSeries.

o    eMerge i.way Interaction Server

Our "I.WAY" product is based on the EMERGE ENTERPRISE SERVER with the addition of HTTP and interaction servers. I.WAY enables scalable, enterprise-wide access to data in distributed environments. By using various Web standards (HTML, CSS, SSL, etc.) and Java, I.WAY provides a personalized user experience on a standard Web browser.

I.WAY accelerates development productivity and shortens implementation time through the following features and functions:

o I.WAY enables customers to access their applications via an Inter/intra/extra-net Web site.

o Application forms are automatically generated as HTML pages enriched with Java applets and scripts for display on the Web client.

o Users may dynamically modify the appearance of, and control interaction within, application forms by defining external components.

o Performance is maximized as only the changed data is transmitted via XML, while the static HTML forms are cached in memory.

o The user interaction logic - both for presentation and for session flow, are defined in a declarative manner and stored centrally in the eMerge knowledgebase repository along with all other application definitions.

o Multithreading is supported - at runtime, a separate session thread is allocated for each user session, with a local knowledgebase per session is created at the middle tier. This enhances performance without losing the productivity edge of centrally managed Web development.

Furthermore, the Web development solution provides for remote administration and monitoring of servers and applications via a Web browser. Among the server and application administration tools are tools for monitoring server usage and load, for tuning the environment for optimal performance, for event notification, and managing sessions and users.

o    eMerge Development Workbench

EMERGE DEVELOPMENT WORKBENCH is a fully integrated environment to develop applications from the initial analysis stage through the testing and maintenance of working applications. EMERGE DEVELOPMENT WORKBENCH combines rules-based technology, state-of-the-art user interfaces (GUI + WUI), and graphical modeling tools to model, define, test and modify objects, attributes and rules covering the entire back office and Web front-end life cycle, in one controlled workgroup environment.

Object modeling is graphically performed to define the business model, presentation forms, all application entities (Classes and Compound Classes), and the relationships between all application entities. Presentation forms can be developed for screens and menus, as well as Web pages, where the presentation created can be commonly used in both client/server environments and in Web browsers without necessitating changes.

Business rules that define all validations, operations and events to be triggered are defined using a high level declarative language, instead of procedural coding. This raises the level of abstraction in applications, translating into clearer, more modular and maintainable applications. Additionally, the business rule concept enables encapsulation of rules within the presentation layer. Thus, functions such as navigation, flow, validity checks, help, and browse can be encapsulated and controlled by the business rules.

The EMERGE DEVELOPMENT WORKBENCH runs on a PC connected to the server development environment and is constantly synchronized with application changes, thereby reducing maintenance.

o    eMerge Integration Tools

The EMERGE Integration Tools integrate EMERGE applications with legacy, back-office applications and Web environments non-intrusively, thereby avoiding disruption of operational systems. EMERGE Integration Tools connect eMerge applications to external Java and COM applications, 3270 and 5250 legacy applications, external DBMS's, MQSeries and XML.

EMERGE BUSINESS COMPONENTS

EMERGE BUSINESS COMPONENTS provide eMerge with openness to COM/COM+ and Java applications. Through EMERGE BUSINESS COMPONENTS, COM/COM+ and Java application clients can access EMERGE applications by exposing EMERGE objects as components with properties and behaviors (methods) that can be invoked. To these applications, EMERGE objects appear as classes that can be manipulated and integrated as application components. EMERGE BUSINESS COMPONENTS provide EMERGE with the features needed to successfully integrate within emerging Web application serving platforms such as IBM's WebSphere, BEA's Weblogic and Microsoft's Enterprise Server.

EMERGE LEGACY ADAPTER

EMERGE LEGACY ADAPTER meets the requirements for full, non-intrusive legacy integration. The development environment automates much of the process of building an interface between the legacy application and an e-business application. The runtime environment is robust and efficient, and is transparent to the user of the e-business application.

The key benefit of using LEGACY ADAPTER as opposed to a standard legacy renewal tool (such as one based on screen scraping technology), is that once the proper mapping is done, eMerge sees the legacy application as an object that can have new business rules applied to it, just like any other eMerge object. New objects can be also added that interact with the legacy objects. This, in effect, enables business processes embedded in the legacy application to participate as equal peers in a complex integration scenario.

The LEGACY ADAPTER solution is based on an EMERGE application that communicates with the legacy application as a 3270 or 5250 terminal. The aim is not to mimic the legacy application, but rather to provide a contemporary application that uses the legacy application screens as an external data source. Thus, instead of modifying the legacy application, it can be accessed through the interface it already has: its 3270 or 5250 screens. In the development process, LEGACY ADAPTER uses tree controls and a customized LEGACY SCREEN EDITOR.

DBMS ADAPTER

The EMERGE DBMS ADAPTER enables application developers to incorporate external data into EMERGE applications. As there is a complete separation between the presentation, process and data layers, external data resides in a database maintained by any supported DBMS. DBMS ADAPTER makes external data appear as native EMERGE data, so that access to the external data is transparent to both the application and the end user. Thus, the full strength of EMERGE can be applied to external data.

IBM MQSERIES ADAPTER

SAPIENS EMERGE databases and applications can be accessed from any program or application that use the MQSeries messaging system. These programs and applications function as clients and the EMERGE application functions as a server. The client application can run in any environment that offers MQSeries messaging. There is no need to install any EMERGE software on the client computer.

XML ADAPTER

Sapiens is in the process of expanding EMERGE to include EMERGE XML ADAPTER. This is a peer-to-peer environment (inbound and outbound), that serves cases where disparate, remote, and separately-controlled applications need to be integrated. The typical and primary utilization of the XML ADAPTER is in B2B integration scenarios. A few design highlights of the XML ADAPTER:

o Documents are declaratively defined in the EMERGE KNOWLEDGEBASE and mapped to application elements.

o Messages may be defined manually, or message definitions may be automatically created (imported) based on existing XML
     DTDs/schemas/messages.

o Both XML message and schema are generated (no user coding is involved, giving better productivity, etc.). XML Schema Definition is fully supported (on top of DTDs).

o The solution is compatible with various XML exchange standards (ebXML, BizTalk, TPA).

o    Inbound and Outbound messages are sent from within eMerge rules.

o Both point integration and hub-based, many-to-many integration scenarios are supported; various transports may be used.

o    Euro-Virtual-Machine (EVM)

The EURO-VIRTUAL-MACHINE (EVM) is a wrapping engine that enables rapid euro compliance, dual currency functionality, and cluster-by-cluster conversions of databases of mainframe host applications. Data becomes available in all required currencies (online screens and online or batch reporting) and a simple toggle transforms local denominations to and from the euro denomination. Additional euro fields can be added with minimal effort. Functionality phase changes involve minor adjustments. Currency transformation is performed via PC WYSIWYG tool connected online to the mainframe host and the EVM rules-based repository. No source code changes are necessary.

o    Enterprise Configuration Repository (ECR)

The ENTERPRISE CONFIGURATION REPOSITORY (ECR) is a global, operational platform designed to manage, view and access all enterprise IT components and data and to assess intersystem and intrasystem impacts. ECR is the repository for EVM layouts. It also stores the EVM rulebase for data, screens and reports, allowing multi-phased euro projects to be centrally managed and orchestrated.

KEY BENEFITS TO SAPIENS CUSTOMERS

o FAST TIME TO MARKET LEADS TO HIGH ROI. Sapiens' combination of a RAD methodology, rules-based development tools, and experienced consultants have resulted in significant productivity increases at customer sites. Declarative development with business rules replaces traditional programming methods, addressing the full application life cycle, meaning that no programming code development is required. This represents a reduction in logic specification of 5 to1 and dramatically enhances the quality of the delivered application since most "bugs" arise in the non-standard logic.

o SPECIAL PRACTICE GROUPS. Sapiens supports its target markets with vertical and cross-industry practice groups. These groups benefit from the domain expertise of its consultants, the proven methodologies developed by Sapiens Technologies and Sapiens' accumulated experiences with customers in these markets.

o STRONG R&D DIVISION. Sapiens' 100-plus person research and development (R&D) division plays a central role in the company. R&D is responsible for developing the enabling technologies used in the company's solutions. A full 10% of the company's revenues are redirected to R&D to ensure the development of innovative technologies for continued growth.

o EURO EXPERIENCE. Sapiens has pan-European experience and is Chair of the Euro Working Group for euro conversion standards under the auspices of the Association for the Monetary Union of Europe (AMUE) and the European Commission
(EC). The company has obtained numerous, large-scale euro projects, and its wrapping technology has received widespread recognition.

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

o CROSS-PLATFORM CAPABILITY AND SCALABILITY. Sapiens' solutions are designed for an extensive list of computing platforms and technologies including: Windows 98, 2000 and NT; IBM systems including AS/400 and S/390; and various UNIX systems. Sapiens' solutions, with their rules-based approach, allow organizations to create, deploy, integrate and maintain new applications within existing systems or onto different platforms much more quickly and efficiently than by traditional line-by-line programming methods. The platform-independent nature of Sapiens' solutions allows them to be scaled according to the needs of the organization.

CUSTOMERS

The Company markets its solutions primarily to organizations with large information technology budgets and ongoing maintenance and development needs.

The Company believes that the following customers, arranged by industry, are representative of the organizations that comprise its international customer base.


FINANCIAL SERVICES

Abby National Mortgage Finance        Menora Insurance Company
Banco Credicoop                       Mizrach
Banco Sudameris                       Mutuelle du Mans Assurances (MMA)
Bank Hapoalim                         Nationale Nederlanden
Bank Leumi                            New Jersey Manufacturers
Bank of Ireland                       Nissan Kasai
Bank Slaski S.A                       Norwich Union
Barclays Retail Financial Services    Principal Life Insurance
Canadian Imperial Bank of Commerce    Royal London Insurance
Capital Bank (NWS Bank Plc)           Scottish Provident
National Australian Goup              Surplus Line Ass'n of California
PKO BP S.A. Bank                      The Prudential
Principal Financial Group             US Automobile Association
Woolwich Direct                       Virginia Farm Bureau
Sanwa Bank
Thomas Cook Financial Services        GOVERNMENT & UTILITIES

INSURANCE                             Ameritech
                                      ELMU-Budapesti Elektromos Muvek
AXA Global Risks                      Houston Industries
AXA Insurance                         Israeli Civil Service Commission
Berlinische Leben                     Israeli Ministry of Construction & Housing
Canada Life (Albany)                  Israeli Ministry of Labor & Social Affairs
Delta Lloyd General Insurance         Israeli Ministry of Defense (Malan)
ELVIA Vie Leben Vita                  Israeli Ministry of Health
Guardian Financial Services           Israeli Ministry of Transportation
Helvetia Patria Versicherungen        Israeli Social Security Institution
ING Canada                            Israeli Air Force
Liverpool Victoria                    Israel Defense Forces (Mamram)
MediRisk                              Israel National Police
                                      JA Chiba Keizairen
                                      KRUS-Farmers' National Insurance of Poland
                                      Social Security Office of Thailand

State of Arkansas                     Norfolk Southern Railway
State of North Carolina, Dept.
  of Transportation                   RETAIL

MANUFACTURING                         Argos
                                      Groupe Andre
3M                                    HAC Kimisawa Co.
ALPS Electric                         JA Kumamoto Agricultural
Canon France                          JD Williams & Company
Dunaferr Rt                           Mega Sports Corporation
FunTees, Inc.                         Panasonic UK
Haworth, Inc.
Honda                                 MISCELLANEOUS
International Paper
Kawasaki Heavy Industries             American Assn. of Retired Persons
Kirin Brewery                         Bass Hotels (Holiday Inn)
Mazda Parts Europe                    Oxmoor House Media Services
Mercedes-Benz Schweiz AG
PZL
Renault
Siemens Energy & Automation Inc.
Stomana Metal Industries
TDK Corporation
Visy

TRANSPORTATION

Air France
Belgian National Railway (NMBS/SNCB)
Canada Maritime
Egged Israel Transport Cooperative
InterContainer-Interfrifo
Natural AG (Cronat)


For information regarding the principal markets in which the Company competes, see Note 14 to the Company's financial statements.

COMPETITION

The market for e-business software solutions is highly competitive and characterized by rapidly changing technology, evolving industry standards and customer requirements, and frequent innovations. The following is a breakdown of the competition that we face in each of our primary markets:

RAPID APPLICATION DEVELOPMENT

Our competitors in the application development and e-commerce marketplaces include tool vendors and system integrators. RAD Tool vendors with whom we compete include Versata, Software AG, Brokat (Blaze), ARTEch (GeneXus) Magic, Lansa. Consultants and system integrators who offer competing solutions include IBM, EDS, Cap Gemini, Computer Associates International, Andersen Consulting, and KPMG.

LEGACY EVOLUTION

Our competitors in the legacy evolution marketplaces include tool vendors and system integrators. Tool vendors with whom we compete include SAGA Systems, Seagull, Neon, Relativity, Merant, SEEC, Most, Intercomp and IBM.

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

The Company has marketing and sales personnel located in its operations in the United States, France, the United Kingdom, Germany, Canada, Benelux, Japan, and Israel. The direct sales force focuses on large organizations within select industries. It also coordinates sales activities with system integrators such as Cap Gemini, CSC, KPMG and IBM. These partnerships allow Sapiens to further expand its own solutions, and to gain access to specific types of domain.

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

CUSTOMER TRAINING AND SUPPORT

The Company believes that a high level of post-contract customer support is important to the successful marketing and sale of the Company's solutions. The company employs a team of technical specialists who provide the full range of training and support services. The typical direct sale to a client includes initial maintenance, training and consulting services. In addition, substantially all of the clients for whom the Company has developed an application elect to enter into an ongoing maintenance and support contract with the

Company, which is typically for twelve-month intervals and entitles the customer to technology upgrades, when generally made available and technical support. The Company also offers introductory and advanced classes and training programs available at the Company's offices and customer sites.

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

C.   ORGANIZATIONAL STRUCTURE

We operate globally through our operating subsidiaries. The following chart shows the corporate structure of our company and our material operating subsidiaries. Unless indicated otherwise, each subsidiary is wholly-owned by its parent.


                                                  -------------------------------
                                                     Sapiens International N.V
                                                       (Netherland Antilles)
                                                  -------------------------------
                                                                 |
                                                  -------------------------------
                                                     Sapiens International B.V    ----------
                                                            (Amsterdam)                     |
                                                  -------------------------------    --------------
                                                                 |                       Sapiens
                                                                 |                        Japan
                                                                 |                        (90%)
                                                                 |                   --------------
       ---------------------------------------------------------------------------------------------------------------------
       |            |           |             |            |           |            |             |           |             |
  ----------   ----------   ----------   ----------   ----------  -----------   ----------   ----------   ----------   ----------
  Sapiens       Sapiens      Sapiens      Sapiens      Sapiens      Sapiens      Sapiens      Sapiens      Sapiens      Sapiens
  Nederlands    Americas     Canada         UK          France    Switzerland    Germany      Belgium       Israel       Tech.
               (Delaware)   (Ontario)                                                                      (Israel)     (Israel)
  ----------   ----------   ----------   ----------   ----------  -----------   ----------   ----------   ----------   ----------

    Note 1. State or country of incorporation indicated in parentheticals, if necessary

         2. Unless indicated otherwise, the ownership interest is 100%

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

RESULTS OF OPERATIONS

REVENUES. Total revenues in 2000 decreased 21% to $72.7 million from $91.8 million in 1999, and $71.0 million in 1998. Product revenues decreased 19% in 2000 to $38.4 million, after increasing 27% in 1999 and 81% in 1998. Consulting and other service revenues decreased 23% to $34.3 million from $44.4 million in 1999, and increased 2% from $33.8 million in 1998.

The major areas of decline in revenues were as follows: France decreased 37.1% to $16.6 million in 2000 from $26.4 million in 1999. Germany decreased 41.1% to $6.3 million in 2000 from $10.7 million in 1999. In North America revenues decreased 41.7% to $15.1 million in 2000 from $25.9 million in 1999. In contrast, Sapiens UK revenues increased by 42.7% to $17.7 million in 2000 from $12.4 million in 1999.

Our revenues for the year ended December 31, 2000 were adversely affected by the following significant factors and events:

o Our European operations generated 70% of the Company revenues for the year 2000. These revenues were materially affected by adverse euro dollar exchange rates during the year 2000 as compared with 1999. In dollar terms, the negative impact on our revenues was in the range of six to seven percent.

We expect that a significant portion of our revenues will continue to be denominated in European currencies, mainly the Euro and the GBP, and some of our revenues will be denominated in the Japanese yen. As a result, movements in the exchange rates between the US dollar and the Euro and/or the US dollar and the Japanese yen could have a material unfavorable impact on our revenues and results of operations.

o Beginning with the second quarter of the year 2000, our entire operation, including significant management attention, was focused on the achievement of a planned merger with Ness Technologies, Inc. The distraction caused by the merger preparations and the cancellation of the merger had a material negative impact on our operating results for 2000, particularly in the second half of the year.

o Our operations experienced significant growth resulting from Y2K project revenues during the 1998 and 1999 fiscal years. With the conclusion of Y2K projects in the beginning of the year 2000, the Company experienced a tougher-than-expected transition away from this significant source of revenues.

o In addition, our business, which is focused on large-scale, business critical solutions, was adversely affected by the general slowdown that impacted the entire software industry in the second half of the year 2000.

GROSS PROFIT. Gross profit decreased 55% to $20.6 million from $46.1 million in 1999 and $36.7 million in 1998. Gross margin was 28.3% in 2000 down from 50.2% in 1999 and 51.7% in 1998. Product revenue gross profit decreased 59% in 2000 to $12.7 million from $31.0 million in 1999; product gross margin was 33.0% in 2000 compared with 65.4% in 1999.

The decline in gross profit, which occurred mainly during the second half of the year 2000, was due primarily to the following factors:

o We were engaged in a number of large-scale, fixed-price euro migration projects in our effort to transition away from Y2K project revenues. Due to the larger-than-expected demands of these euro migration projects, including technical obstacles in deliveries, and our service-oriented commitment to our customers, we dedicated additional resources and in some instances hired outside consultants in order to meet the project delivery milestones. These unanticipated costs had a material impact on our profit margin during the second half of the year 2000.

Gross profits from consulting and other services decreased 47.7% to $7.9 million in 2000 from $15.1 million in 1999. Gross margins from consulting and other services declined in 2000 to 23.0% from 34.0% mainly due to higher fixed cost of consultants, lower utilization and the use of subcontractors and subcontracting companies. We believe that gross margins from consulting and other services should improve in the future. In addition, changes in the relative mix of product revenues and consulting and other services revenues may affect total gross margin in the near future.

RESEARCH AND DEVELOPMENT. Research and development before capitalization of software development costs and royalty-bearing grants increased 35% in 2000 to $13.4 million from $9.9 million in 1999, and $9.1 million in 1998. The increase in research and development gross expenditures resulted from the Company's significant investment in its B2B initiative through its new subsidiary eZoneXchange and other labor-related costs. In addition, research and development costs increased materially due to the need to retain software engineers in highly competitive market conditions together with the consistent efforts to upgrade technology and tools.

Net research and development expenditures rose 82% in 2000 to $9.1 million from $5.0 million in 1999, and $4.1 million in 1998. A portion of our research and development expenditures is funded by the Office of the Chief Scientist ("OCS") in Israel pursuant to programs entitling the Government to receive royalties on sales of products developed as a result of research projects so funded. Due to the late approval of the R&D grant in the year 2000, the Company did not record any R&D funding in 2000 compared with $2.0 million

(20.6% of gross R&D expenditures) in 1999. We expect to receive funding from the OCS during the year 2001. Royalty expense pursuant to the OCS funding programs, included in cost of products, was $1.3 million and $1.1 million in 2000 and 1999, respectively.

Capitalized software development costs amounted to $4.3 million in 2000 compared with $2.8 million in 1999. Amortization of capitalized software development costs, included in cost of products, was $3.2 million in 2000 and $2.8 million in 1999.

We believe that a significant level of investment for research and development is essential for us to maintain our competitive advantage and to achieve our long-term business objectives.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 67% to $46.7 million in 2000 from $27.9 million in 1999 and $22.9 million in 1998. Expressed as a percent of revenues, selling, general and administrative expenses increased to 64% in 2000 from 30% in 1999. The increase in selling, general and administrative expenses in 2000 was due mainly to the significant expansion of our direct operations both in labor and infrastructure in Europe (mainly Germany, the Netherlands and Spain) and the Pacific (Australia, Japan, Hong Kong and Thailand). The expansion of our infrastructure in these areas did not generate additional revenues in the same period. In addition, the Company engaged in promotional activities related to the launch of the SAPIENS EMERGE e-business solution offerings, and product-marketing efforts related to our Internet initiative. At the end of the year 2000 the Company implemented significant cost-cutting measures to decrease general and administrative expenses. Such efforts will continue during 2001.

RESTRUCTURING CHARGES. We recorded a restructuring charge in the amount of $2.6 million, which represents involuntary termination benefits for approximately 200 employees as part of our recovery plan for the year 2001. The restructuring plan is aimed to streamline the Company and improve gross margins by reducing SG&A costs. We will continue to reduce our operating costs, as necessary, with a target of achieving profitability by the fourth quarter of 2001.

In 1999, the Company recorded restructuring charges of $2,019. The restructuring cost consists of employee termination benefits associated with the involuntary terminations of 40 employees. The involuntary terminations result from the change in the Company's strategy to focus on e-business and Internet-related technologies.

On September 17, 2000, the Company announced that it had agreed to merge with Ness Technologies, Inc. On November 14, 2000, the Company announced that the planned merger would not occur. The Company incurred merger costs of $1.3 million, consisting mostly of fees for professional services.

TAXES ON INCOME. The net tax benefit was $1.9 million in 2000 compared with net tax benefit of $1.7 million in 1999, and a net tax expense of $55 thousand in 1998. The tax benefit in 2000 reflects the reduction of a portion of the valuation allowances recorded by certain of our foreign subsidiaries due mainly to the actual or expected realization of the underlying deferred tax assets. We will continue to evaluate our ability to realize deferred tax assets on a regular basis.

NET INCOME/LOSS. Net loss for 2000 reached $38.1 million compared with net income of $13.1 million in 1999 and $9.7 million in 1998. Preferred stock dividends in 2000 were $0.1 million compared with $0.4 million in 1999. We do not anticipate any additional dividend payments in the future due to the full conversion of all outstanding preferred shares which required the payment of dividends.

LIQUIDITY AND CAPITAL RESOURCES

The Company incurred significant operating losses and negative cash flow from its operations during the year ended December 31, 2000. While management is implementing a recovery plan designed to restore the Company to profitability by the fourth quarter of 2001, we will continue to incur losses and negative cash flows through most of 2001. You should refer to "Risk Factors - We incurred substantial losses in the year 2000 and there can be no assurance that we will attain and sustain profitable operations" for a discussion of the risks related to our operating losses and negative cash flow. You should also refer to "Risk Factors - The terms of our bank debt contain a number of restructive covenants which, if breached, could result in acceleration of our obligation to repay our debt" for a discussion of the risks related to our credit facilities.

Cash, cash equivalents and short term investments at the end of 2000 were $19.9 million compared with $16.8 million at the end of 1999. Approximately $2.5 million of our short-term investments were pledged as collateral for certain short-term debt compared with $2.3 million at the end of 1999.

Net cash used in operations was $21.1 million in 2000 compared with breakeven net cash used in operations in 1999 and with net cash provided by operations of $17.6 million in 1998. The decrease in 2000 was due primarily to the net loss partially offset by the increase in payables to suppliers and other liabilities. Net cash used in investing activities was $3.7 million in 2000, $4.2 million in 1999 and $7.3 million in 1998.

Net cash provided by financing activities totaled $33.4 million in 2000 compared with net cash used in financing activities of $7.0 million in 1999 and $0.1 million in 1998. The increase in 2000 was due to a private placement of $15.0 of common shares of eZoneXchange.com ($14.6 million net of expenses), an increase in short-term borrowings and the initial payment of $5.0 million as part of the $15.0 million private placement of the Company's Series F Preferred, described below.

On December 25, 2000, the Company entered into an agreement with Yarnfield International Limited, an affiliate of the Magnum Technologies Fund, and Formula Systems (1985) Ltd., pursuant to which they agreed to invest $15 million in the Company in return for convertible preferred shares to be issued by the Company. According to the terms of the private placement, the preferred shares, which have a three-year term of maturity, may be converted into common stock at $1.50 per common share. The conversion price is subject to adjustment but will not be adjusted to a price below $1.00 per common share. Other key terms of the transaction include the investors' three-year option to invest an additional $15 million on the same terms as the current transaction. The investors will also be entitled to nominate two representatives to the Company's Board of Directors, subject to shareholder approval at the annual general meetings of shareholders. The Company's shareholders approved the private placement transaction at a special meeting of shareholders held on February 22, 2001, and the transaction closed on March 6, 2001.

We believe that available working capital and credit lines will be sufficient for the next 12 months to support our operating requirements. The Company may consider other financing alternatives to finance strategic goals and future growth.

INTELLECTUAL PROPERTY AND SOFTWARE PROTECTION

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

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND OFFICERS OF REGISTRANT

The following table sets forth certain information regarding the current executive officers and directors of the Company.

Name                                 Age  Position
----                                 ---  --------
Ron Zuckerman                         44  Chairman of the Board
Yitzhak Sharir                        50  President and Chief Executive Officer
Yuval Hadari                          60  Chief Financial Officer
Jacob Sivan                           50  Executive Vice President, Business
                                          Marketing and Sales Development
Amos Shattner                         50  Executive Vice President, Technologies
                                          and Operations
Haim Zysberg                          45  Chief Technology Officer
Steven Kronengold                     41  Secretary and General Counsel
Dani Goldstein                        47  Director
Shlomo (Shai) Sole                    50  Director
L. Robert Libutti (2)                 64  Director
Tsvi Misinai                          55  Director
Kenneth J. Bialkin (1)                72  Director
Harold H. Leach, Jr. (1)              47  Director
Michel Berty (1) (2)                  61  Director
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

Yitzhak Sharir joined the Company as Chief Executive Officer in November 2000. Prior to joining the Company, Mr. Sharir served as General Manager of Nilit Industries from 1994 through 2000. Prior to joining Nilit, Mr. Sharir served as President & CEO of Orlite Industries from 1990 through 1994. Mr. Sharir also served as Executive V.P. and General Manager of Oshap Technologies (1985-1989), V.P. Technology of Urdan Industries (1983-1985), and manager of engineering teams at Israel Aircraft Industries and Israel's Nuclear Research Center. Mr. Sharir currently serves as a member of the Board of Directors of Israel Discount Bank.

Yuval Hadari joined the company as Chief Financial Officer in March 2001. Prior to joining the Company, Mr. Hadari served as V.P. Finance and Chief Financial Officer of Nilit Ltd. from 1996 to February 2001 and Chief Financial Officer of Scitex Europe S.A. from 1991 through 1995.

Jacob Sivan has served as Executive Vice President, Sales Marketing and Business Development since November 2000. From 1993 through November 2000, Mr. Sivan served in various management positions with the Company, including Vice President, Products and Solutions and General Manager of Sapiens Technologies. Prior to joining the Company in 1993, Mr. Sivan served in the Israeli Air Force and rose to the rank of lieutenant colonel after 20 years of service in a wide range of data processing fields.

Amos Shattner joined the Company as Executive Vice President, Technologies and Operations in March 2001. Prior to joining the Company, Mr. Shattner most recently served as Chief Executive Officer of Varicom Communications.

Haim Zysberg currently holds the position of Chief Technology Officer of the Company. Prior to this, he served as the R&D Group Manager, V.P. Technologies of Sapiens Technologies. In 1989 be became the R&D Team Manager of Umanei Tochna. He also worked for Advanced Automated Applications as their Software Engineer from 1987.

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

Dani Goldstein has served as a director of the Company since March 5, 2001, the date on which the private placement transaction described in Item 5, above, under "Liquidity and Capital Resources" was completed. Pursuant to the terms of the private placement, Mr. Goldstein filled the vacancy caused by the resignation of Mr. Harold Leach. Mr. Goldstein holds a B.Sc. degree in Mathematics and Computer Science and a Masters degree in Business Administration, both from Tel-Aviv University. Subsequent to his studies in Mathematics and Computer Science, Mr. Goldstein became an Information Technology Consultant. In 1982 he founded the first company in the Formula Group. Since then he has been CEO and Chairman of the group.

Shlomo (Shai) Sole is a founder of the Company and has served as a Director since May 1991. Mr. Sole served as Executive Vice President-Research & Development from April 1990 through December 1996. Since 1990, Mr. Sole has served as a director of Meister Software N.V. Mr. Sole worked at the Weizmann Institute of Science located in Rehovot, Israel (the "Weizmann Institute") as a researcher and member of the DB1 development team, the predecessor of Sapiens.

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

Kenneth J. Bialkin has been a director of the Company since August 1992. Mr. Bialkin has been a partner at Skadden Arps for more than five years. Mr. Bialkin is a director of Citigroup, OSHAP, Municipal Assistance Corporation for the City of New York, and Tecnomatix.

Harold H. Leach Jr. served as a director of the Company from January 1996 to March 5, 2001. Mr. Leach practiced general corporate law at the Boston law firm of Choate, Hall & Stewart from 1979 to 1992. In 1992, Mr. Leach retired as a partner of Choate, Hall & Stewart and co-founded Legal Computer Solutions, Inc., which develops intranet applications and other computer solutions for law firms and corporate legal departments. Mr. Leach resigned from his position as director on March 5, 2001 and was replaced by Mr. Dani Goldstein pursuant to the terms and conditions of the private placement transaction.

Michel Berty has served as a Director of the Company since March 1997. Mr. Berty served as Chairman and Chief Executive Officer of Cap Gemini America from 1993 through March 1997; and as General Secretary of the Cap Gemini Group from 1986 to 1993.

Holland Intertrust (Curacao) N.V. is a corporate body organized and existing under the laws of the Netherlands Antilles. It has provided the Company with corporate-related services since April 1990, including but not limited to serving as the Company's transfer agent and register, maintaining the corporate-related records of the Company, and filing various corporate documents with the governmental authorities in the Netherlands Antilles.

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

B.   COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate amount of compensation paid by the Company during the fiscal year ended December 31, 2000, to all directors and executive officers as a group for services in all capacities was $1,086,981 which includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts expended by the Company for automobiles made available to its officers or expenses (including business travel and professional and business association dues) reimbursed to such officers. The aggregate amount set aside or accrued by the Company during its fiscal year ended December 31, 2000, to provide pension, retirement and similar benefits for directors and executive officers of the Company was $198,632. The foregoing amounts also exclude stock option grants to the Company's directors and officers pursuant to the Company's 1992 Stock Option Plan, which is described below.

The Company has employment agreements with its officers. The Company, in the ordinary course of its business, enters into confidentiality agreements with its personnel in Israel and has entered into non-competition and confidentiality agreements with its officers and high-level technical personnel. The Company does not maintain key person life insurance on any of its executive officers.

BOARD FEES AND EXPENSES

The Company pays its independent directors the sum of $1,000 for each Board or committee meeting attended in person and the sum of $500 for each telephonic meeting. The company reimburses all Board members for reasonable out-of-pocket expenses incurred in connection with their attendance at Board or committee meetings.

The Company grants to its independent directors options to purchase 10,000 shares of the Company's common stock annually. The options are granted at an exercise price equal to the fair market value of the Company's common stock on the date of grant. The term of the options is 10 years and the options vest at a rate of 25% per annum.

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

In 1992, the Company reserved 500,000 Common Shares for issuance of awards under the 1992 Stock Plan. In February 1994, the shareholders adopted the resolution to increase the number of shares reserved for grant under the 1992 Stock Plan by an additional one million Common Shares. In October 1995 and January 1997 the Company increased the number of shares available for grant under the 1992 Stock plan by an additional one million Common Shares each in order to retain and attract management and other key personnel essential to the Company's achievement of various performance milestones based on net operating profit, excluding extraordinary items. In March 1998 and October 1998 the Company increased the number of shares available for grant under the Plan by an additional one million Common Shares each for the purpose of attracting new talent to the Company. In January 2000 and November 2000, the Company increased the number of shares available for grant under the Plan by an additional two million and four million Common Shares respectively. These increases were necessary in light of the decline in the market price of the Company's Common Shares, which endered previous option grants valueless, and the need to retain the Company's talented personnel under difficult conditions.

Subject to the provisions of the 1992 Stock Plan, the Committee determines the type of award, when and to whom awards will be granted, and the number of shares covered by each award. The Committee also determines the terms, provisions, and kind of consideration payable (if any), with respect to awards. In addition, the Committee may authorize loans in connection with the exercise of options under the 1992 Stock Plan. The Committee has discretionary authority to interpret the 1992 Stock Plan and to adopt rules and regulations related thereto. In determining the persons to whom awards shall be granted and the number of shares covered by each award, the Committee takes into account the contribution to the management, growth and/or profitability of the business of the Company by the respective persons and such factors as the Committee shall deem relevant, including the length of employment of the respective persons, the nature of their responsibilities to the Company, and their flexibility with regard to location of their employment and other employment-related factors.

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

As of December 31, 2000, options to purchase 8,953,078 Common Shares (2,368,950 of which were held by officers and directors) were outstanding with exercise and vesting dates beginning in June 1993 and expiring at various dates through December 2009. As of that date, the Company had granted restricted stock awards of 214,500 (1,750 of which were held by current and former officers and directors) to employees. As of December 31, 1997, all of the restricted shares had vested under the restricted stock awards. Restricted stock awards vested at various dates beginning in June 1993.

C.   BOARD PRACTICES

Members of the Company's Board of Directors are elected by a vote at the annual general meeting of shareholders and serve for a term of one year. Each executive officer serves until his/her removal by the Board of Directors or resignation from office.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors is comprised of three external directors, nominated by the Board of Directors. During the year 2000, Messrs. Libutti, Berty and Leach served as members of the Audit Committee. Its primary function is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing financial information, internal controls and the audit process. The Committee is governed by a Charter and meets at regularly scheduled quarterly meetings.

COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors is comprised of three external directors, nominated by the Board of Directors. During the year 2000, Messrs. Leach, Bialkin and Berty served as members of the Compensation Committee. The primary function of the Compensation Committee is to manage the Company's Stock Option Plan and review and approve all matters relating to the compensation of the Company's officers and directors. The Committee meets at regularly scheduled quarterly meetings.

D.   EMPLOYEES

Competition for personnel in the Company's industry is intense. The Company believes that its future success will depend in part on its continued ability to hire and retain qualified personnel. There can be no assurance that the Company will be successful in attracting and retaining sufficient numbers of qualified personnel to conduct its business in the future.

As of December 31, 2000, the Company had a total of 869 employees, including 109 in research and development, 562 in consulting, delivery and technical support; and 198 in SG&A.


E.   SHARE OWNERSHIP

See Item 7.

ITEM 7:   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth, as of December 31, 2000, certain information with respect to the beneficial ownership of the Company's Common Shares by (i) each person known by the Company to own beneficially more than 5% of the outstanding Common Shares and (ii) all officers and directors of the Company as a group.



NAME AND ADDRESS                                   SHARES BENEFICIALLY OWNED (1)
----------------                                   ----------------------------
                                                   NUMBER               PERCENT
                                                   ------               -------

Capital International Inc.                         1,789,000              7.7%
  333 South Hope Street
  50th Floor
  Los Angeles, CA , USA

Meister Software N.V. (2)                          1,704,000              7.4%
  De Ruyterdade 58A
  Curacao, Netherlands Antilles

Century Holdings, Inc. (3)                         1,704,000              7.4%
  C/o Secretary
  Residence Park
  P.O. Box 4258
  CH-6300 Zug, Switzerland

Artemis Investment and Trading Inc. (4)            2,003,000              8.7%
  C/o Secretary
  Residence Park
  P.O. Box 4258
  CH-6300 Zug, Switzerland

Lako Enterprises S.A. (5)                          2,192,499              9.5%
  C/o Secretary
  Residence Park
  P.O. Box 4258
  CH-6300 Zug, Switzerland

DIRECTORS AND OFFICERS

  Ron Zuckerman (6)                                3,208,999               14%

  Itzick Sharir (7)                                1,500,000              6.5%

  Tsvi Misinai (8)                                 1,726,666              7.5%

  Shai Sole (9)                                    2,014,100              8.8%

Each of the remaining directors and officers owns less than 1% of the Company's Common Shares.

As of December 31, 2000 there were approximately 165 holders of record of the Company's Common Stock, including 108 holders of record with addresses in the United States.

(1) Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The number of Common Shares deemed outstanding as of December 31, 2000 is 23,002,894.

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

(3) Includes the 1,704,000 Common Shares held by Meister. Century owns approximately 31.9% of the outstanding voting shares of Meister. By virtue of Century's ownership of Meister, Century may be deemed to beneficially own all the Common Shares held by Meister.

(4) Includes the 1,704,000 Common Shares held by Meister and deemed to be held by Century. Artemis owns 299,000 Common Shares and 50% of the voting shares of Century. A trust (the Angold Foundation) for the benefit of the estate of Mr. Shani owns all the outstanding voting shares of Artemis. Mr. Shani disclaims beneficial ownership of the Common Shares held by Artemis. By virtue of Artemis' ownership of Century, Mr. Shani may be deemed to beneficially own all the Common Shares held by Century (see Notes (2) and (3)).

(5) Includes the 1,704,000 shares held by Meister and deemed to be held by Century. Lako owns 488,499 Common Shares and 50% of the voting shares of Century. A trust (the Bornali Foundation) for the benefit of the estate of Mr. Zuckerman owns all the outstanding voting shares of Lako. Mr. Zuckerman disclaims beneficial ownership of the Common Shares held by Lako. By virtue of Lako's ownership of Century, Mr. Zuckerman may be deemed to beneficially own all the Common Shares held by Century (see Notes (2) and (3)).

(6) Includes (i) 1,704,000 Common Shares held by Meister, which shares may be deemed to be beneficially owned by Mr. Zuckerman, (see Notes (2), (3), and (4)); (ii) 488,499 Common Shares held by Lako as to which Mr. Zuckerman disclaims beneficial ownership, (See Note (4)); (iii) 120,000 Common Shares held of record by Mr. Zuckerman; and (iv) options to purchase 896,500 Common Shares held by Lako to which Mr. Zuckerman disclaims beneficial ownership. The options have exercise prices ranging from $0.001 to $6.50 per share.

(7) Includes 1, 500,000 shares that are currently being held in escrow by the General Counsel of the Company pursuant to a share purchase agreement between Red Coral Holdings, Inc. and the Company. Mr. Sharir disclaims beneficial ownership of such Common Shares.

(8) Includes (i) 1,704,000 Common Shares held by Meister, which shares may be deemed to be beneficially owned by Mr. Misinai, (see Notes (2), (3), and (4)); (ii) 1,166 Common Shares held of record by Mr. Misinai; and (iii) options to purchase 21,500 Common Shares at an exercise price of $2.25 per share.

Includes (i) 1,704,000 Common Shares held by Meister, which shares may be deemed to be beneficially owned by Mr. Sole, (see Notes (2), (3), and (4)); (ii) 168,600 Common Shares held of record by a trust (the ADANAC Trust) for the benefit of Mr. Sole's children, as to which Mr. Sole disclaims beneficial ownership; and (iii) options to purchase 141,500 Common Shares at exercise prices ranging from $2.25 to $6.50 per share.

RELATED PARTY TRANSACTIONS

1. In December 2000, the Company signed a memorandum of understanding with Yarnfield International Limited, an affiliate of the Magnum Technologies Fund, and The Formula Group for a $15 million capital investment in exchange for Series

     F Convertible Preferred Shares (the "Preferred Shares"), and received a non-refundable advance of $5 million. Ron Zuckerman, Chairman of the Board of the Company, is an advisor to Magnum.

2. On April 4, 2001, the Company entered into a share purchase and loan agreement with Red Coral Holdings, Inc. ("Red Coral"), which may be deemed to be beneficially owned by Mr. Sharir. According to the terms of the agreement, Red Coral purchased 1,500,000 Common Shares of the Company for a purchase price of $975,000, reflecting the market price of the Common Shares on the date of the agreement. As part of the agreement, the Company granted to Red Coral a full-recourse loan in the amount of $975,000 for the purpose of acquiring the Common Shares. The term of the loan is six years with accrued interest at a rate of 0.5% over LIBOR. To secure payment of the loan, Red Coral granted the Company a lien and security interest on all of the Common Shares. To secure fulfillment of the terms of the agreement, the Common Shares are being held in escrow by the General Counsel of the Company. Mr. Sharir may be deemed to have a beneficial ownership interest in Red Coral.

ITEM 8.   FINANCIAL INFORMATION

     See Item 18.

LEGAL PROCEEDINGS

The Company is subject to certain legal proceedings and claims that arise in the conduct of its business. In the opinion of management, the amount of liability, if any, as a result of these claims and proceedings is not likely to have a material effect on the financial condition or results of operations of the Company.

ITEM 9.   THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

The Company's Common Shares are quoted on the Nasdaq National Market ("Nasdaq") under the symbol "SPNS".

As of December 31, 2000, 23,001,894 Common Shares were outstanding and additionally 213,000 shares were held in treasury by the Company.

The table below sets forth the high and low last reported sale prices for the Common Shares on an annual basis for the years 1996 through 1998 and on a quarterly basis for the years 1999 and 2000:

1996     (ANNUAL)                                     HIGH              LOW
----                                                  ----              ---
                                                      4.125            2.1875

1997     (ANNUAL)
----                                                  6.3125           2.6875



1998     (ANNUAL)
----                                                  9.4375           3.375

1999
----
First Quarter                                        11                8.375
Second Quarter                                       10.625            8.625
Third Quarter                                        12.25             8.313
Fourth Quarter                                       17.063            9

2000
----
First Quarter                                        21.875           11.625
Second Quarter                                       12.75             5.063
Third Quarter                                         7.625            3.875
Fourth Quarter                                        4.25             0.719

The table below sets forth the high and low last reported sale prices for the Common Shares during the most recent six-month period:

                                                     HIGH              LOW
                                                     ----              ---
November 2000                                        2.625             1.438
December 2000                                        2.125             0.719
January 2001                                         1.75              1.094
February 2001                                        1.625             0.969
March 2001                                           1.188             0.844
April 2001                                           1.01              0.656
May 2001                                             1.48              0.95


ITEM 10.  ADDITIONAL INFORMATION

A.   SHARE CAPITAL

Not applicable.

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION (THE "ARTICLES")

1. REGISTRATION AND OBJECTIVES. The Company is organized and existing under the laws of the Netherlands Antilles. Its registered number is: 53368.

The objects and purposes of the Company, which are itemized in Article II of the Articles, may be summarized as follows:

o to establish, participate in or have any other interest in business enterprises concerned with the development and commercial operation of software;

o to finance directly or indirectly the activities of the Company, its subsidiaries and affiliates;

o    to borrow and to lend moneys;

o to engage in the purchase and sale of securities, futures, real estate, business debts, commodities and intellectual property;

o    to undertake and promote research and development;

o to guarantee, pledge, mortgage or otherwise encumber assets as security for the obligations of the Company or third parties; and

o to do all that may be useful or necessary for the attainment of the above purposes.

2. BOARD OF DIRECTORS. A member of the Board of Directors may vote on a proposal or transaction in which he/she has a material interest if a majority of the disinterested directors authorize the proposal or transaction and the material facts as to the director's self-interest are disclosed to the Board of Directors. Members of the Board of Directors do not have power, in the absence of an independent quorum, to vote compensation to themselves. All matters related to compensation are within the authority of the Compensation Committee, which is comprised of independent directors.

Our Articles of Association do not grant borrowing powers to directors; nor do they require directors to resign at a certain age or to purchase a certain number of shares of the Company's common stock.

3. RIGHTS AND PREFERENCES. The Company has two classes of shares currently outstanding: Common Shares and Series F Preferred Shares. All previous issuances of Preferred Shares have been converted into Common Shares. The rights and preferences of the holders of Common Shares and Series F Preferred Shares may be summarized as follows:

A.   COMMON SHARES

Holders of the Common Shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of the Common Shares do not have cumulative voting rights in the election of directors. All Common Shares are equal to each other with respect to liquidation and dividend rights. Holders of the Common Shares are entitled to receive dividends, subject to shareholder approval, out of funds legally available under Netherlands Antilles law. See "Dividend Policy." In the event of the liquidation of the Company, all assets available for distribution to the holders of the Common Shares are distributable among them according to their respective holdings, subject to the preferences of any shares having a preference upon liquidation that may be then outstanding. Holders of the Common Shares have no preemptive rights to purchase any additional, unissued Common Shares. All of the outstanding Common Shares of the Company are, and those to be issued in the Offerings will be, fully-paid and non-assessable. The foregoing summary of the Common Shares does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Articles of Incorporation, which are included as an exhibit to the Registration Statement of which this Prospectus forms a part, and by provisions of applicable law.

DIVIDEND POLICY

The Company has never declared or paid any cash dividends on its Common Shares and does not anticipate paying cash dividends in the foreseeable future. It is the present intention of the Company's Board of Directors to retain all earnings in the Company in order to support the future growth of its business. Any determination in the future to pay dividends will be dependent upon the Company's consolidated results of operations, financial condition, cash requirements, future prospects and other factors. In addition, the ability of the Company to pay dividends is subject to the limitations of the Corporate Law of the Netherlands Antilles, which provides, among other things, that dividends, while permitted to be paid periodically during a fiscal year, are subject to being proposed by the Board of Directors of the Company and approved thereafter at the General Meeting of Shareholders.

B.   SERIES F PREFERRED SHARES

The Series F Shares will have all of the rights of the common shares into which they are convertible, on an as-converted basis. In addition, each Series F Share entitles its holder to the following powers, preferences and rights:

PREFERENCE RIGHTS

In the event of any voluntary or involuntary liquidation, dissolution or winding up of Sapiens, the holders of the Series F Shares will be entitled to be paid out of the assets and funds of Sapiens' legally available for distribution to its shareholders, before any payment is to be made to the holders of Sapiens common shares, PRO RATA among such holders, (i) an amount per share equal to the price per share, as adjusted for any bonus shares, combinations or splits with respect to such shares, and (ii) all declared but unpaid dividends.

In addition, Sapiens has agreed not to authorize or issue any equity securities of any class with rights equal or senior to the Series F Shares or other securities convertible into such securities, or enter into any contract or grant any option for the issuance of any such securities or take any other action that would have the effect of amending the rights, preferences or privileges of the Series F Shares without the affirmative vote of the holders of record of at least a majority of the outstanding Series F Shares voting as a separate class.

VOTING RIGHTS

Each Series F Preferred Share is convertible into 1,000 Common Shares, subject to adjustment, and the holders of the Series F Shares are entitled to vote their shares on an as-converted basis.

REDEMPTION

The redemption date of the Series F Preferred Shares is March 6, 2004, at which time the Company will redeem, in cash or common shares at the Company's option, all of the Series F Shares then outstanding at the redemption price of $1,500 per Series F Share.

Our articles of association do not contain any provisions relating to the establishment of a sinking fund nor do they contain any provisions that discriminate against any existing or future shareholder as a result of such shareholder owning a substantial number of shares.

4. CHANGING THE RIGHTS OF THE SHAREHOLDERS. The general meeting of our shareholders decides upon any change in the articles of association. A resolution to amend the articles of association requires the approval of the absolute majority of all shares outstanding and entitled to vote. Our Articles of Association make no provision for changing the rights of holders of Series F Preferred Shares.

5. GENERAL MEETINGS. At least one general meeting of our shareholders must be held each year within nine months of the close of our financial year, which is the calendar year. General meetings must be held in Curacao. Special general meetings of shareholders may be called at any time by the Chairman of the Board or by the Board of Directors upon no less than 10 nor more than 60 days written notice to the Company's shareholders. Every shareholder has the right to attend any meeting of shareholders in person or by proxy and to address the meeting. No action may be taken at any meeting of shareholders unless a quorum consisting of holders of at least one-half of the shares outstanding and entitled to vote are present at the meeting in person or by proxy.

6. LIMITATIONS TO OWN SECURITIES. Our articles of association contain no limits on the right to own securities.

7. CHANGE OF CONTROL. Our articles of association contain no provisions that would prevent or delay a change of control of our company.

8. DISCLOSURE OF OWNERSHIP. By-laws do not exist under Netherlands Antilles law. Our articles of association contain no provisions requiring a shareholder to disclose his or her interest at a certain time; however holders of our shares are subject to the reporting provisions of the Securities and Exchange Commission.

C.   MATERIAL CONTRACTS

1.   PRIVATE PLACEMENT OF $15 MILLION

On December 25, 2000, the Company entered into an agreement with Yarnfield International Limited, an affiliate of the Magnum Technologies Fund, and Formula Systems (1985) Ltd., pursuant to which they agreed to invest $15 million in the Company in return for convertible preferred shares to be issued by the Company. According to the terms of the private placement, the preferred shares, which have a three-year term of maturity, may be converted into common stock at $1.50 per common share. The conversion price is subject to adjustment but will not be adjusted to a price below $1.00 per common share. Other key terms of the transaction include the investors' three-year option to invest an additional $15 million on the same terms as the current transaction. The investors will also be entitled to nominate two representatives to the Company's Board of Directors, subject to shareholder approval at the annual general meetings of shareholders. The Company's shareholders approved the private placement transaction at a special meeting of shareholders held on February 22, 2001, and the transaction was closed on March 6, 2001.

2.   AMENDMENT OF PUT/CALL AGREEMENT

 .On February 13, 2001, the Company and the investors in eZoneXchange agreed to amend the terms of the Put and Call Option Agreement that the Company entered into in connection with the investors' purchase of 600,000 shares of eZoneXchange for $15 million in April 2000. According to the terms of the amendment, the investors put 173,100 shares of eZoneXchange to the Company in return for $4.5 million.

In addition, if the market price of the Company Common stock reaches $2 per share, the investors will have the right to put an additional 192,333 shares of its eZoneXchange stock in return for the Sapiens Common stock at a price of $2.75 per share.

The remaining portion of the investment in eZoneXchange (approximately one-third or $5 million) will continue to be subject to the original terms of the Put and Call Option Agreement.

D.   EXCHANGE CONTROLS

Although there are Netherlands Antilles laws which may impose foreign exchange controls on the Company and may affect the payment of dividends, interest, or other payments to non-resident holders of the Company's securities, including the Common Shares, the Company has been granted an exemption from such foreign exchange control regulations by the Central Bank of the Netherlands Antilles. Other jurisdictions in which the Company conducts operations may have various currency or exchange controls. In addition, the Company is subject to the risk of changes in political conditions or economic policies which could result in new or additional currency or exchange controls or other restrictions being imposed on the operations of the Company. As to the Company's securities, Netherlands Antilles law and the Company's Articles of Incorporation impose no limitations on the right of non-resident or foreign owners to hold or vote such securities.

E.   TAXATION

The Israel Tax Authority has commenced an audit of the Company's subsidiaries, Sapiens Technologies, Ltd. and Sapiens Israel Software Systems Ltd. The Company cannot assess at this time whether the audit will have any impact on the Company's financial condition.


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

A U.S. Investor receiving a distribution on the Common Shares will be required to include such distribution in gross income as a taxable dividend to the extent such distribution is paid from earnings and profits of the Company as determined under U.S. Federal income tax purposes, as a non-taxable return of capital to the extent of the U.S. Investor's basis in the Common Shares and then as gain from the sale or exchange of a capital asset, provided that the Common Shares constitute capital assets in the hands of the U.S. Investor. Dividends received on the Common Shares will not be eligible for the corporate dividends received deduction.

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

F.   DIVIDENDS AND PAYING AGENTS

Not applicable.

G.   STATEMENT BY EXPERTS

Not applicable.

H.   DOCUMENTS ON DISPLAY

We are currently subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended. Our SEC filings are filed electronically on the EDGAR reporting system and may be obtained through that medium. In addition, our SEC filings are available for inspection and copying at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549, and the Commission's regional offices located in New York, New York and Chicago, Illinois. Copies of all or any part of the registration statement may be obtained from these offices after payment of fees prescribed by the Commission. Please call the Commission at 1-800-SEC-0300 for further information on the public reference rooms.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. Because we are a foreign private issuer, we, our directors and our officers are also exempt from the shortswing profit recovery and disclosure regime of section 16 of the Exchange Act.

I.   SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in exchange rates, interest rates or weak economic conditions in the markets in which we sell our products and services. We have been and we are actively monitoring these potential exposures. To manage the volatility relating to these exposures, we may enter into various derivative transactions. Our objective is to reduce, where it is deemed appropriate to do so, fluctuations in earnings and cash flows associated with changes in foreign currency rates and interest rates. It is our policy and practice to use certain derivative financial instruments to manage exposures. We usually do not use financial instruments for trading purposes and are not a party to any leveraged derivatives.

FOREIGN CURRENCY RISK. We conduct our business in various foreign currencies, primarily those of Europe and to a lesser extent of Japan, Israel, Canada, and Australia. We monitor our foreign currency exposure and, from time to time, may enter into currency forward contracts to hedge sales transactions. We will use such contracts to hedge exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency and anticipated costs to be incurred in a foreign currency. We may evaluate and create additional obligations as needed in 2001 and the following years.

INTEREST RATE RISK. Our interest expenses are most sensitive to changes in the London Interbank Offered Rate (LIBOR) as our short-term borrowings bear a LIBOR-based interest rate. Excess liquidity invested in short-term investments bears minimal interest rate risk.

As of December 31, 2000, we had approximately $16.8 million outstanding on our short-term credit agreements and $217 thousand recorded as long-term lease obligations. The potential loss to the Company over one year that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates of all applicable financial assets and liabilities on December 31, 2000 would be approximately $180 thousand.

IMPACT OF INFLATION

Inflation has not had a significant impact on our operating results to date. However, a major portion of our expenses are paid in New Israel Shekels ("NIS") and may be indirectly affected by changes in the Consumer Price Index in Israel ("Israel CPI").

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II


ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

                                    PART III

ITEM 15.  [RESERVED]

ITEM 16.  [RESERVED]

                                     PART IV

ITEM 17.  FINANCIAL STATEMENTS

See Item 18.

ITEM 18.  FINANCIAL STATEMENTS

The Company's Consolidated Financial Statements beginning on pages F-2 through F-36, as set forth in the following index, are hereby incorporated herein by reference. Such Consolidated Financial Statements are filed as part of this Annual Report.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                         Page
Report of Independent Public Accountants                                 F-2
Consolidated Balance Sheets                                              F-3-4
Consolidated Statement of Operations                                     F-5
Consolidated Statement of Changes in Shareholders' Equity                F-6-8
Consolidated Statement of Cash Flow                                      F-9-11
Notes to the Consolidated Financial Statements                           F-12-36


ITEM 19. EXHIBITS

1. Share Purchase Agreement by and between Sapiens International Corporation N.V. and Formula System (1985) Ltd.

2. Amendment to Put/Call Agreement between The Israel Mezzanine Fund, L.P., Israel Discount Bank Ltd. and Sapiens International Corporation N.V. dated February 13, 2001.

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certified that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement (annual report) to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    SAPIENS INTERNATIONAL CORPORATION N.V.


                                            By: ________________________________
                                                       Yitzhak Sharir
                                                       President & CEO


Date: June 30, 2001

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                              AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2000


                                 IN U.S. DOLLARS




                                      INDEX




                                                                          PAGE
                                                                         -------

REPORT OF INDEPENDENT AUDITORS                                              2

CONSOLIDATED BALANCE SHEETS                                               3 - 4

CONSOLIDATED STATEMENTS OF OPERATIONS                                       5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                             6 - 8

CONSOLIDATED STATEMENTS OF CASH FLOWS                                     9 - 11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                           12 - 37




                                              - - - - - - - -

[LOGO]ERNST & YOUNG             KOST FORER & GABBAY         Phone: 972-3-6232525
                                3 Aminadav St.              Fax:   972-3-5622555
                                Tel-Aviv 67067, Israel




                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                     SAPIENS INTERNATIONAL CORPORATION N.V.



          We have audited the consolidated balance sheets of Sapiens International Corporation N.V. ("the Company") and its subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 1999 and 2000, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.







Tel-Aviv, Israel
February 7, 2001, except Note 10c
for which the date is May 1, 2001                  KOST FORER & GABBAY
                                         A Member of Ernst & Young International

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
================================================================================
U.S. DOLLARS IN THOUSANDS

                                                                 DECEMBER 31,
                                                              ------------------
                                                                1999      2000
                                                              -------    -------
ASSETS

CURRENT ASSETS:

Cash and cash equivalents                                     $ 8,735    $17,038
Marketable securities including amounts pledged
  of $2,318 and $2,548 as of December 31, 1999
  and 2000, respectively (Note 3 and Note 11)                   8,055      2,872
Trade receivables (net of allowance for doubtful
  accounts of $2,511 and $5,041 as of
  December 31, 1999 and 2000, respectively)
  (Note 4)                                                     31,943     31,663
Other receivables and prepaid expenses (Note 5)                 7,118      7,713
                                                              -------    -------

Total current assets                                           55,851     59,286
                                                              -------    -------

PROPERTY AND EQUIPMENT, NET (Note 6)                            5,207      6,707
                                                              -------    -------

OTHER ASSETS:
Capitalized software development costs, net of
  accumulated amortization of $13,050 and $16,226
  as of December 31, 1999 and 2000, respectively
  (Note 7a)                                                     9,312     10,385
Goodwill, net of accumulated amortization of
  $2,398 and $3,504 as of December 31, 1999 and
  2000, respectively (Note 7b)                                 10,056      9,197
Other, net of accumulated amortization of $1,652
  and $2,141 as of December 31, 1999 and 2000,
  respectively (Note 7c)                                        4,679      6,825
                                                              -------    -------

Total other assets                                             24,047     26,407
                                                              -------    -------

Total assets                                                  $85,105    $92,400
                                                              =======    =======


The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
================================================================================
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                DECEMBER 31,
                                                             --------  --------
                                                               1999      2000
                                                             --------  --------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank debt (Note 9a)                             $  3,590  $ 16,767
  Current maturities of long-term debt (Note 9b)                   67       214
  Trade payables                                                3,495     6,112
  Deferred revenues                                             2,392     3,172
  Other liabilities and accrued expenses (Note 8)              15,988    25,131
                                                             --------  --------

Total current liabilities                                      25,532    51,396
                                                             --------  --------

LONG-TERM LIABILITIES:
  Convertible subordinated notes and other
    long term liabilities (Note 9b)                             8,159     7,433
                                                             --------  --------

REDEEMABLE SHARES IN A SUBSIDIARY (Note 1d)                        --    14,675
                                                             --------  --------

COMMITMENT AND CONTINGENT LIABILITIES (Note 10)

SHAREHOLDERS' EQUITY:
Share capital (Note 13):
  Cumulative convertible Preferred shares:
    Authorized 608,000
  Dutch Guilder 1 par value at December 31, 1999
    and 2000, 1999 - 4,500 issued and outstanding
              2000 - 0 issued and outstanding,                      4        --
  Common shares: Authorized 40,000,000 Dutch Guilder
    1 par value at December 31, 1999 and 2000,
    1999 - 21,677,278 issued and 21,464,511 outstanding         8,694     9,364
    2000 - 23,214,661 issued and 23,001,894 outstanding
  Additional paid-in capital                                   69,593    71,945
  Deferred stock compensation                                      --      (175)
  Proceeds on account of shares (Note 13a)                         --     5,000
  Treasury shares                                              (2,423)   (2,423)
  Common shares accrued as dividends                              967        --
  Accumulated other comprehensive loss                         (3,450)   (4,651)
  Accumulated deficit                                         (21,971)  (60,164)
                                                             --------  --------

Total shareholders' equity                                     51,414    18,896
                                                             --------  --------

Total liabilities and shareholders' equity                   $ 85,105  $ 92,400
                                                             ========  ========


The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
================================================================================
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

                                                     YEAR ENDED DECEMBER 31,
                                                 ------------------------------
                                                   1998       1999       2000
                                                 --------   --------   --------
Revenues (Note 14b and 14c):
  Products                                       $ 37,181   $ 47,390   $ 38,403
  Consulting and other services                    33,799     44,440     34,341
                                                 --------   --------   --------

Total revenues                                     70,980     91,830     72,744
                                                 --------   --------   --------

Cost of revenues:
  Products                                         12,690     16,354     25,737
  Consulting and other services                    21,611     29,333     26,414
                                                 --------   --------   --------

Total cost of revenues                             34,301     45,687     52,151
                                                 --------   --------   --------

Gross profit                                       36,679     46,143     20,593
                                                 --------   --------   --------

Operating expenses:
  Research and development, net (Note 15a)          4,112      5,021      9,101
  Marketing, selling, general and
    administrative, net                            22,921     27,880     46,682
  Aborted merger costs (Note 16)                       --         --      1,252
  Restructuring costs (Note 1c)                        --      2,019      2,558
                                                 --------   --------   --------

Total operating expenses                           27,033     34,920     59,593
                                                 --------   --------   --------

Operating income (loss)                             9,646     11,223    (39,000)
Financial income (expenses), net                      457        412       (632)
Other expenses, net                                  (328)      (220)      (403)
                                                 --------   --------   --------

Income (loss) before taxes on income                9,775     11,415    (40,035)
Taxes on income (benefit) (Note 12)                    55     (1,678)    (1,949)
                                                 --------   --------   --------

                                                    9,720     13,093    (38,086)
Minority interests in (income) losses
  of a subsidiary                                      15        (25)        --
                                                 --------   --------   --------

Net income (loss)                                $  9,735   $ 13,068   $(38,086)
                                                 --------   --------   --------

Dividends on Preferred shares (Note 13h)         $   (645)  $   (418)  $   (107)
                                                 --------   --------   --------

Net income (loss) to shareholders of
  Common shares                                  $  9,090   $ 12,650   $(38,193)
                                                 ========   ========   ========

Basic net earnings (loss) per share
  (Note 15b)                                     $   0.48   $   0.61   $  (1.69)
                                                 ========   ========   ========

Diluted net earnings (loss) per share
  (Note 15b)                                     $   0.43   $   0.53   $  (1.69)
                                                 ========   ========   ========


The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
================================================================================
U.S. DOLLARS IN THOUSANDS

                                                                                   COMMON      ACCUMULATED
                                                         ADDITIONAL                SHARES         OTHER
                                      PREFERRED  COMMON   PAID-IN     TREASURY   ACCRUED AS   COMPREHENSIVE   ACCUMULATED
                                        SHARES   SHARES   CAPITAL      SHARES    DIVIDENDS        LOSS          DEFICIT      TOTAL
                                      ---------  ------  ----------  ---------   ----------   -------------   -----------  ---------

Balance as of January 1, 1998            $ 4     $7,200   $ 59,878   $ (2,423)      $ 335        $ (1,052)   $ (43,873)    $ 20,069
Comprehensive income:
  Net income                              --         --         --        --           --              --        9,735        9,735
                                                                                                                          ---------
  Other comprehensive loss:
   Unrealized losses on                   --         --         --        --           --              --           --          (51)
     available-for-sale marketable
     securities, net
   Foreign currency translation
   adjustments                            --         --         --        --           --              --           --         (952)
                                                                                                                          ---------
  Other comprehensive loss                --         --         --        --           --          (1,003)          --       (1,003)
                                                                                                                          ---------
Total comprehensive income                                                                                                    8,732
                                                                                                                          ---------
Conversion of Preferred shares to
  Common shares:
   Series "D1"                           (*-         39        (39)       --           --              --           --           --
   Series "D2"                           (*-         71        (71)       --           --              --           --           --
Employee stock options exercised          --        500      1,821        --           --              --           --        2,321
Warrants exercised                        --         39        293        --           --              --           --          332
Amortization of compensation expense
  related to issuance of warrants to      --         --         27        --           --              --           --           27
  service providers
Common shares issued as dividends on
  Series D1, and D2 Preferred shares      --         12         86        --          (98)             --           --           --
Common shares accrued as
  dividends on Preferred shares           --         --         --        --          483              --         (483)          --
Shares issued in connection with prior
  security issuance                       --         24        (24)       --           --              --           --           --
Shares issued in connection with the
 acquisitions of SAIC and Insuretech      --        111      1,523        --           --              --           --        1,634
                                      ---------  ------  ---------   ---------   ----------  --------------- ------------- --------

Balance as of December 31, 1998          $ 4     $7,996   $ 63,494   $  (2,423 )    $ 720        $ (2,055)   $ (34,621)    $ 33,115
                                      =========  ======  =========   =========   ==========  =============== ============= ========


The accompanying notes are an integral part of the consolidated financial statements.

*) Represents an amount lower than $1.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
================================================================================
U.S. DOLLARS IN THOUSANDS

                                                                                  COMMON      ACCUMULATED
                                                        ADDITIONAL                SHARES         OTHER
                                     PREFERRED  COMMON   PAID-IN     TREASURY   ACCRUED AS   COMPREHENSIVE   ACCUMULATED
                                       SHARES   SHARES   CAPITAL      SHARES    DIVIDENDS        LOSS          DEFICIT      TOTAL
                                     ---------  ------  ----------  ---------   ----------   -------------   -----------  ---------

Balance as of January 1, 1999          $   4    $7,996   $ 63,494    $(2,423)    $   720       $ (2,055)     $ (34,621)   $  33,115

Comprehensive income:
  Net income                              --        --         --         --          --             --         13,068       13,068
                                                                                                                          ---------
  Other comprehensive loss:
   Unrealized losses on
     available-for-sale marketable        --        --         --         --          --             --             --         (261)
     securities, net
   Foreign currency translation
   adjustments                            --        --         --         --          --             --             --       (1,134)
                                                                                                                          ---------
  Other comprehensive loss                --        --         --         --          --         (1,395)            --       (1,395)
                                                                                                                          ---------
Total comprehensive income                                                                                                   11,673
                                                                                                                          ---------
Conversion of Preferred shares to
  Common shares:
  Series "D1"                           (*--        73        (73)        --          --             --             --            -
Employee stock options exercised          --       352      1,996         --          --             --             --        2,348
Warrants exercised                        --       109      1,180         --          --             --             --        1,289
Amortization of compensation expense
  related to issuance of warrants to      --         --        57         --          --             --             --           57
  service providers
Common shares issued as dividends on
  Series D1  Preferred shares             --        17        154         --         (171)           --             --           -
Common shares accrued as
  dividends on Preferred shares           --         --         --        --          418            --           (418)          -
Shares issued in connection with
 the acquisitions of Syspart and
 Sapiens Japan                            --       147      2,785         --           --            --             --        2,932
                                     ---------  ------  ----------  ---------   ----------   -------------   -----------  ---------

Balance as of December 31, 1999        $   4    $8,694   $ 69,593    $(2,423)     $   967      $ (3,450)    $ (21,971)    $  51,414
                                     =========  ======  ==========  =========   ==========   =============   ===========  =========

The accompanying notes are an integral part of the consolidated financial statements.

*) Represents an amount lower than $1.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
================================================================================
U.S. DOLLARS IN THOUSANDS

                                                                                                PROCEEDS                   COMMON
                                                                   ADDITIONAL     DEFERRED         ON                      SHARES
                                          PREFERRED     COMMON       PAID-IN        STOCK        ACCOUNT     TREASURY    ACCRUED AS
                                            SHARES      SHARES      CAPITAL     COMPENSATION    OF SHARES     SHARES     DIVIDENDS
                                          ---------     ------     ----------   ------------   ----------    --------    ----------
Balance as of January 1, 2000              $      4    $  8,694     $ 69,593      $     --      $     --     $ (2,423)    $    967

Comprehensive loss:
  Net loss                                       --          --           --            --            --           --           --

  Other comprehensive loss:
   Unrealized losses on available-for-sale
     marketable securities, net                  --          --           --            --            --           --           --
   Foreign currency translation
   adjustments                                   --          --           --            --            --           --           --

  Other comprehensive loss                       --          --           --            --            --           --           --

Total comprehensive loss

Conversion of Preferred shares to
  Common shares:
   Series "D1"                                   (1)        131         (130)           --            --           --           --
   Series "E"                                    (2)        169         (167)           --            --           --           --
   Series "D2"                                   (1)        104         (103)           --            --           --           --
Employee stock options exercised                 --         166          832            --            --           --           --
Warrants exercised                               --           2            6            --            --           --           --
Amortization of compensation
   expense related to issuance
   of warrants to service providers              --          --           78            --            --           --           --
Deferred stock compensation
   related to options repriced                   --          --          628          (628)           --           --           --
Amortization expense on re-priced options        --          --           --           453            --           --           --
Deferred tax benefit on exercised options        --          --          547            --            --           --           --
Common shares accrued as
   dividends on Preferred shares                 --          --           --            --            --           --          107
Common shares issued as dividends
  on Preferred shares:
   Series "D1"                                   --          31          326            --            --           --         (357)
   Series "E"                                    --          40          366            --            --           --         (406)
   Series "D2"                                   --          25          286            --            --           --         (311)
Shares issued and payment in respect of
  acquisitions adjustments of SAIC,
  Syspart and Sapiens Japan                      --           2         (317)           --            --           --           --
Proceeds on account of shares                    --          --           --            --         5,000           --           --
                                           --------    --------     --------      --------      --------     --------     --------

Balance as of December 31, 2000            $     --    $  9,364     $ 71,945      $   (175)     $  5,000     $ (2,423)    $     --
                                           ========    ========     ========      ========      ========     ========     ========

 ACCUMULATED
    OTHER
COMPREHENSIVE    ACCUMULATED
     LOSS          DEFICIT        TOTAL
-------------    -----------      -----
  $ (3,450)       $(21,971)      $ 51,414


        --         (38,086)       (38,086)
                                 --------

        --              --            (58)


        --              --         (1,143)
                                 --------
    (1,201)             --         (1,201)
                                 --------
                                  (39,287)
                                 --------


        --              --             --
        --              --             --
        --              --             --
        --              --            998
        --              --              8


        --              --             78

        --              --             --
        --              --            453
        --              --            547

        --            (107)            --


        --              --             --
        --              --             --
        --              --             --


        --              --           (315)
        --              --          5,000
  --------        --------       --------

  $ (4,651)       $(60,164)      $ 18,896
  ========        ========       ========

The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================
U.S. DOLLARS IN THOUSANDS

                                                     YEAR ENDED DECEMBER 31,
                                                  -----------------------------
                                                   1998       1999       2000
                                                  -------   --------   --------
Cash flows from operating activities:
  Net income (loss)                               $ 9,735   $ 13,068   $(38,086)

  Adjustments to reconcile net income (loss)
    to net cash provided by (used in)
    operating activities:
  Depreciation and amortization                     5,364      6,024      6,984
  Amortization of deferred gain on sale -
    leaseback transaction                            (223)      (160)      (226)
  Increase of value on marketable securities         (452)      (222)       (91)
  Gain on disposal of property and equipment          (93)       (11)        (8)
  Amortization of compensation expense
    related to issuance of warrants to
    service providers                                  27         57         78
  Amortization of compensation expense on
    re-priced options                                  --         --        453
  Increase  in trade receivables                   (1,137)   (16,790)      (873)
  Decrease (increase)  in other receivables
    and prepaid expenses                              209     (2,959)      (251)
  Increase in deferred income taxes, net               --     (1,443)    (2,636)
  Reduction of income taxes related to
    employee stock options exercised                   --         --        547
  Increase (decrease) in trade payables              (686)        50      2,702
  Increase (decrease) in deferred revenues          1,560       (835)       942
  Increase in other liabilities and
    accrued expenses                                3,306      3,194      9,332
                                                  -------   --------   --------

Net cash provided by (used in) operating
  activities                                       17,610        (27)   (21,133)
                                                  -------   --------   --------

Cash flows from investing activities:
  Purchase of property and equipment               (2,404)    (2,174)    (3,663)
  Increase in capitalized software
    development costs                              (3,025)    (2,814)    (4,250)
  Purchase of marketable securities                (4,620)    (3,253)    (6,763)
  Proceeds from sale of marketable securities       4,322      8,124     12,078
  Proceeds from sale of property and equipment         11        103         38
  Purchase of other assets                           (613)    (1,059)      (321)
  Payment for acquisition  of IMA (1)                  --         --       (275)
  Proceeds from acquisition of Sapiens Japan (2)       --        184         --
  Payment for acquisition of Syspart (3)               --     (3,360)      (164)
  Payment for acquisition of SAIC (4)              (1,002)        --       (401)
                                                  -------   --------   --------

Net cash used in investing activities              (7,331)    (4,249)    (3,721)
                                                  -------   --------   --------

The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================
U.S. DOLLARS IN THOUSANDS

                                                      YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                     1998      1999      2000
                                                    -------   -------   -------
Cash flows from financing activities:
Proceeds from issuance of redeemable
  shares in subsidiary                                   --        --    14,675
Amortization of bond issuance costs                     141       142        --
Proceeds from exercise of options and warrants        2,199     3,637       819
Proceeds on account of shares                            --        --     5,000
Increase (decrease) in short-term bank
  debt, net                                          (1,753)   (1,973)   13,204
Payment of Senior Subordinated Notes                     --    (8,743)       --
Principal payment of long-term liabilities             (930)      (48)     (255)
Payments received on long-term notes receivable         224        --        --
                                                    -------   -------   -------

Net cash provided by (used in) financing activities    (119)   (6,985)   33,443
                                                    -------   -------   -------

Effect of exchange rate changes on cash and
  cash equivalents                                     (276)     (226)     (286)
                                                    -------   -------   -------

Increase (decrease) in cash and cash equivalents 9,884 (11,487) 8,303 Cash and cash equivalents at the beginning
  of year                                            10,338    20,222     8,735
                                                    -------   -------   -------

Cash and cash equivalents at the end of year        $20,222   $ 8,735   $17,038
                                                    =======   =======   =======

(1)  Estimated net fair value of the assets
     acquired and liabilities assumed of IMA
     at the acquisition date (see Note 1b)
     was as follows:

     Working capital (excluding cash and
       cash equivalents)                                                 $   90
     Property and equipment                                                  76
     Goodwill                                                               109
                                                                         ------

                                                                         $  275
                                                                         ======

(2)  Estimated net fair value of the assets
     acquired and liabilities assumed of
     Sapiens Japan at the acquisition date
     (see Note 1b) was as follows:


     Working capital deficiency (excluding
       cash and cash equivalents)                             $  (74)
     Property and equipment                                       73
     Long-term liabilities                                    (1,177)
     Goodwill                                                  1,762
                                                              ------

                                                                 584
         Less - amounts financed by the issuance
           of shares (see Note 13f)                             (768)
                                                              ------

                                                              $ (184)
                                                              ======


The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================
U.S. DOLLARS IN THOUSANDS

                                                      YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                     1998      1999      2000
                                                    -------   -------   -------

(3)  Estimated net fair value of the assets
     acquired and liabilities assumed of
     Syspart at the acquisition date (see
     Note 1b) was as follows:

     Working capital deficiency (excluding
       cash and cash equivalents)                             $(1,249)
     Property and equipment                                        99
     Goodwill                                                   6,674
                                                              -------

                                                                5,524
     Less amounts financed by the issuance
       of shares (see Note 13g)                                (2,164)
                                                              -------

                                                              $ 3,360
                                                              =======

(4)  Estimated net fair value of the assets
     acquired and liabilities assumed of SAIC at the acquisition date
     (see Note 1b) was as follows:

     Working capital deficiency
     (excluding cash and cash equivalents)          $ (215)
     Property and equipment                             10
     Goodwill                                        2,491               $  583
                                                    ------               ------

                                                     2,286                  583
     Less amounts financed by the issuance
       of shares (see Note 13e)                     (1,284)                (182)
                                                    ------               ------

                                                    $1,002               $  401
                                                    ======               ======

Supplemental cash flow activities:
  Cash paid during the year for:
    Interest                                        $1,055    $   750    $1,305
                                                    ======    =======    ======

    Income taxes                                    $  407    $   261    $  337
                                                    ======    =======    ======

Non-cash transactions:

Common shares accrued as dividends on
  Preferred shares                                  $  483    $   418    $  107
                                                    ======    =======    ======

Common shares issued as dividends on
  Preferred shares                                  $   98    $   171   $ 1,074
                                                    ======    =======    ======


The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE 1:   BUSINESS AND ORGANIZATION

          a.   General:

               Sapiens International Corporation N.V. ("the Company"), which operates through its worldwide subsidiaries, is a provider of enterprise-wide solutions for the rapid development of scaleable mission-critical software applications. These solutions consist primarily of rapid application development ("RAD"), integration of legacy systems into new applications and technologies, mapping and management of enterprise IT assets, and reengineering services that integrate the Company's rule-based object technology, efficient RAD methodology, and extensive consulting expertise.

               The Company delivers strategic, end-to-end, customized e-business solutions to its customers, enabling them to capitalize on their assets in the transition to e-business. The Company provides both cross-industry solutions as well as those for specific vertical markets. The Company delivers e-business solutions by analysis of customers' requirements, Web/application development, technical implementation, integration, project management, and long-term support services. The Company also provides a specialized solution for the migration of European IT systems to the Euro currency.

               As to major customers see Note 14c.

          b.   Acquisition of companies:

               (1) In January 2000, the Company acquired all of the outstanding shares of Internet Marketing Associates, Inc. (hereinafter - "IMA"), a Canadian corporation for $322,000 paid in cash. The operations of IMA are included in the consolidated statements from January 1, 2000. The acquisition was treated on the basis of the purchase method of accounting and accordingly, the purchase price has been allocated to the fair value of the assets acquired and liabilities assumed of IMA and resulted in recording of goodwill of approximately $109,000, which is being amortized over 3.5 years.

                    Pro forma information in accordance with APB 16 has not been provided as the net income and net earnings per share of IMA for 1999 and 2000 were not material in relation to total consolidated net income and net earnings per share.

               (2) In May 1999, the Company acquired an additional 70.1% of the outstanding shares of Sapiens Japan Co., a Japanese corporation (hereinafter - "Sapiens Japan"). The Company previously owned 19.9% of the outstanding shares of Sapiens Japan Co. The total consideration was approximately $1.5 million of which 48% was paid in cash and 52% in Sapiens' Common shares. The acquisition was treated on the basis of the purchase method of accounting and accordingly, the purchase price has been allocated to the fair value of the assets acquired and liabilities assumed of Sapiens Japan and resulted in the recording of goodwill of approximately $1.8 million, which is being amortized over 10 years. The operations of Sapiens Japan are included in the consolidated statements from the acquisition date. On June 25, 2000 the Company issued 18,244 additional Common shares due to a share price adjustment clause in the share purchase agreement.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

                    Pro forma information in accordance with APB 16 has not been provided as the net income and net earnings per share of Sapiens Japan for 1998 and 1999 were not material in relation to total consolidated net income and net earnings per share.

               (3) In May 1999, the Company acquired all of the outstanding shares of Syspart (Deutschland) GmbH, a German corporation (hereinafter - "Syspart"). The total consideration was approximately $6 million (including $354,000 of costs related to the acquisition) of which 64% was paid in cash and 36% in Sapiens' Common shares. The acquisition was treated on the basis of the purchase method of accounting and accordingly, the purchase price has been allocated to the fair value of the assets acquired and liabilities assumed of Syspart and resulted in the recording of goodwill of approximately $6.7 million, which is being amortized over 10 years. The operations of Syspart are included in the consolidated statements from the acquisition date. On June 12, 2000 the Company paid in cash additional consideration in the amount of $164,000, due to a share price adjustment clause in the share purchase agreement.

                    Pro forma information in accordance with APB 16 has not been provided as the net income and net earnings per share of Syspart for 1998 and 1999 were not material in relation to total consolidated net income and net earnings per share.

               (4) In July 1998, the Company acquired all of the shares of Societe Auxilliaire d'informatique et de Communication, a French corporation (hereinafter - "SAIC"). The total consideration was approximately $2 million (including $205,000 of costs related to the acquisition) of which 51% was paid in cash and 49% in Sapiens' Common shares (including 60,000 shares of Common stock set aside in escrow as a contingent payment). The acquisition was treated on the basis of the purchase method of accounting and accordingly, the purchase price has been allocated to the fair value of the assets acquired and liabilities assumed of SAIC and resulted in recording of goodwill of approximately $2.5 million, which is being amortized over 10 years. The operations of SAIC are included in the consolidated statements from the acquisition date. The acquisition agreement called for payment of an additional amount contingent upon the actual performance of SAIC. Such payment was recorded as additional goodwill, during the fourth quarter of 2000, when actual performance of SAIC was evaluated. The additional consideration was approximately $0.6 million of which $0.4 million was paid in cash and $0.2 million in Sapiens' Common shares. Of the 60,000 shares of Common stock set aside in escrow, 46,000 were released to the sellers and 14,000 were cancelled. The additional amount was recorded as additional goodwill and is being amortized over the remaining expected life of the original goodwill.

                    Pro-forma information in accordance with APB 16 has not been provided as the net income and net earnings per share of SAIC for 1998 were not material in relation to total consolidated net income and net earnings per share.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

          c.   Restructuring costs

               In 2000, the Company recorded restructuring charges of approximately $2.6 million which was accrued as a short-term liability as of December 31, 2000. The restructuring costs consist of employee termination benefits associated with involuntary terminations of approximately 200 employees, accounted for in accordance with EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). The terminations resulted from the Company's strategy to reduce costs and restore profitability.

               In 1999, the Company recorded restructuring charges of approximately $2 million of which $990,000 was paid in 1999 and $1 million was accrued as a short-term liability as of December 31, 1999 and paid in the year 2000. The restructuring costs consist of employee termination benefits associated with the involuntary termination of 40 employees, accounted for in accordance with EITF 94-3. The employee terminations resulted from the change in the Company's strategy to focus on e-business and Internet-related technologies.

          d.   Investment in eZoneXchange:

               In April 2000, the Company completed a private placement of 600,000 shares of Common stock ("Shares") of its subsidiary, eZoneXchange.com, Inc. ("eZoneXchange"), for $15 million. The investor also received a warrant to purchase an additional 2.25% of the Common stock of eZoneXchange at the same private placement share price of $25 per share. As part of the transaction, the Company entered into a Put and Call Option agreement pursuant to which the investors were granted the right (exercisable in whole or in part) to cause the Company during the put option exercise period (May 4, 2004 through May 3, 2005) to repurchase the investors' shares of eZoneXchange for the principal amount of the investors' investment plus 5% annual interest accrued there on from May 4, 2000. The Put and Call agreement provides that 50% of the consideration for the investors shares will be paid in cash and 50% in Sapiens' Common stock to be valued according to the average closing market price of Sapiens' Common stock over the 14 day trading period preceding the date of issuance of the Put consideration. The agreement also included a call option which grants the Company the option to purchase the shares at a price of $30 million in the first two years after the investment date, $37.5 million in the third year, and $45 million in the fourth year. The purchase price will be multiplied by the percentage of shares purchased. The exercise period will last until the earlier of the fourth anniversary of the investment, an acquisition of, or an IPO of eZoneXchange. The amount of $15 million was accounted for as a liability under redeemable shares in a subsidiary, net of expenses. See Note 17b.


NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES

          The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

          a.   Use of estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

          b.   Financial statements in U.S. dollars:

               A majority of the revenues of the Company and certain of its subsidiaries is generated in U.S. dollars ("dollar"). In addition, a substantial portion of the Company's costs is incurred in dollars. Company's management believes that the dollar is the primary currency of the economic environment in which the Company and these subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

               Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standard Board ("FASB"), "Foreign Currency Translation". All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

               The financial statements of foreign subsidiaries whose functional currency is not the U.S. dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as accumulated other comprehensive income (loss), in shareholders' equity.

               Foreign currency translation differences included in the financial income (loss) amounted to approximately $32,000, $(302,000) and $(210,000) for the years ended December 31, 1998,
               1999 and 2000, respectively.

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

          e.   Marketable securities:

               Management determines the proper classification of investments in marketable debt and equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. All securities were covered by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders' equity, accumulated other comprehensive income. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

          f.   Property and equipment, net:

               Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets:

               Equipment and furniture            4 - 15 years
               Computer equipment and software    3 - 6 years
               Motor vehicles                     3 - 7 years
               Leasehold improvements             (over the shorter of the term
                                                  of the lease or the estimated
                                                  useful life of the asset)

               The Company and its subsidiaries periodically assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". As of December 31, 2000, no impairment losses have been identified.

          g.   Capitalized software development costs:

               Research and development costs incurred in the process of developing new products or product improvements, are charged to expense as incurred, net of participation by the Office of the Chief Scientist in the Israeli Ministry of Industry and Trade ("the OCS").

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

               Capitalized software costs are amortized by the greater of the amount computed using: (i) the ratio that current gross revenues from sales of the software bear to the total of current and anticipated future gross revenues from sales of that software, or
               (ii) the straight-line method over the estimated useful life of the software product (three to five years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. Based on its most recent analyses, management believes that no material impairment of capitalized software development costs exists as of December 31, 2000.

          h.   Other assets:

               Other assets are stated at cost less accumulated amortization. Amortization is computed using the straight-line method as follows:

               Prepaid royalties                              15 years
               Distribution rights                            7 years
               Acquired technology                            5-8 years
               Goodwill                                       3.5-10 years

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

               The Company evaluates the realization of goodwill and other intangible assets annually and the appropriateness of the amortization period based on the estimated future undiscounted cash flows derived from the asset. Any impairment loss is recognized in the statement of operations. Based on its most recent analyses, management believes that no impairment of other assets exists as of December 31, 2000.

          i.   Revenue recognition:

               Product revenues include fixed-price contracts (which include the sale of software technology and services) and software license sales.

               In December 1999, the SEC issued Staff Accounting Bulletin No. 101 (SAB 101) "Revenue Recognition in Financial Statements", as amended in June 2000, which summarizes the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 during the fourth quarter of 2000. The adoption did not have a significant effect on the Company's consolidated results of operations or financial position.

               Revenues from fixed-price contracts are recognized based on SOP 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts", using contract accounting on a percentage of completion method based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2000 no such estimated losses were identified.

               Revenues earned under software licensing agreements with end-users are recognized when all criteria outlined in Statement of Position (SOP) 97-2 "Software Revenue Recognition" (as amended) are met. Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable. The Company and its subsidiaries generally do not grant rights of return.

               Where software arrangements involve multiple elements, revenue is allocated to each element based on vendor specific objective evidence ("VSOE") of the relative fair values of each element in the arrangement, in accordance with the "residual method" prescribed by SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions". The Company's VSOE used to allocate the sales price to consulting, training and maintenance is based on the price charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements other than those accounted for using long-term contract accounting, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied.

               Consulting and other service revenue includes training and post-contract maintenance service. Revenues from consulting, maintenance and training services are recognized ratably over the contractual period or as services are performed.

               Deferred revenue includes amounts received from customers for which revenue has not been recognized.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

          j.   Advertising expenses:

               Advertising expenses are charged to expenses as incurred.

          k.   Government grants:

               Royalty-bearing grants from the Government of Israel for funding of research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred, and are recorded as a reduction of research and development costs.

               Non-royalty bearing grants from the Government of Israel for funding of marketing activities are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred, and are recorded as a reduction of marketing expenses. The Company received marketing grants in the amounts of $360,000, $120,000 and $0 for the years ended December 31, 1998, 1999 and 2000, respectively.

          l.   Income taxes:

               The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax based on assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

          m.   Concentrations of credit risk:

               Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables.

               The Company's cash and cash equivalents are invested in deposits with major international financial institutions. Management believes that the financial institutions that hold the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

               The Company's trade receivables are derived from sales to large and solid organizations located mainly in Europe and North America. The Company performs ongoing credit evaluations of its customers and has established an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and other information. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

               The Company's marketable securities include investments in debentures of U.S. and non-U.S. Corporations. Management believe that those Corporations are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

               The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

          n.   Financial instruments:

               The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. The carrying amounts of cash and cash equivalents, trade receivables, short-term bank credit and trade payables approximate fair values due to the short-term maturity of such instruments.

               The carrying amounts of the Company's long-term borrowings arrangements approximate their fair value. Fair values were estimated using discounted cash flow analyses, based on prevailing market borrowing rates.

          o.   Basic and diluted net earnings (loss) per share:

               Basic net earnings (loss) per share is computed based on the weighted average number of Common shares outstanding during each year including contingent shares. Diluted earnings per share is computed based on the weighted average number of Common shares outstanding during each year, plus dilutive potential Common shares considered outstanding during the year, in accordance with SFAS No. 128, "Earnings Per Share".

               In 2000, all convertible Preferred shares, outstanding stock options, and warrants have been excluded from the calculation of the diluted net loss per Common share because all such securities were anti-dilutive for the period presented. The total weighted average number of shares related to the outstanding convertible Preferred shares, options and warrants excluded from the calculations of diluted net loss per share was 93,506 and 2,195,043 for the years ended December 31, 1999 and 2000, respectively.

          p.   Stock-based compensation:

               The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), are provided in Note 13.

               The Company applies SFAS 123 and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" with respect to warrants and options issued to non-employees. SFAS 123 requires use of an option valuation model to measure the fair value of the options at the grant date.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

          q.   Employee rights upon retirement:

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

               Expense for contributions made to these plans was $786,000, $921,000, and $1,408,000 for 1998, 1999 and 2000,
               respectively.

          r.   Impact of recently issued accounting standards:

               In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, which is required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

NOTE 3:   MARKETABLE SECURITIES

          At December 31, 1999 and 2000, the Company's short-term investments in marketable securities was classified as available-for-sale securities and was carried at fair value. Gross realized gains on sales of these securities included in earnings in 1998, 1999 and 2000 totaled $328,000, $222,000 and $212,000, respectively. Gross realized losses on sales of these securities in 1998, 1999 and 2000 totaled $63,000, $0 and $49,000, respectively.

          The aggregate fair value, gross unrealized holding gains, gross unrealized holding losses and amortized cost for securities at fair value by major security type at December 31, 1999 and 2000, are as follows:

                                                    GROSS      GROSS      ESTI-
                                                    UNRE-      UNRE-      MATED
                                        AMORTIZED   ALIZED     ALIZED     FAIR
                                           COST     GAINS      LOSSES     VALUE
                                        ---------   ------    -------     ------
                                                U.S. DOLLARS IN THOUSANDS
                                        ---------------------------------------
          December 31, 1999:

             U.S. treasury securities     $   24    $   6     $    --     $   30
             Non-U.S. corporate debt
              securities                   7,898      204         (77)     8,025
                                          ------    -----     -------     ------

                                          $7,922    $ 210     $   (77)    $8,055
                                          ======    =====     =======     ======
          December 31, 2000:

             Non-U.S. corporate debt
              securities                  $2,799    $  94     $   (21)    $2,872
                                          ------    -----     -------     ------

                                          $2,799    $  94     $   (21)    $2,872
                                          ======    =====     =======     ======

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

          The scheduled maturities of available-for-sale marketable securities as of December 31, 1999 and 2000 are as follows:

                                                               1999                    2000
                                                      ---------------------   ----------------------
                                                      AMORTIZED  ESTIMATED    AMORTIZED   ESTIMATED
                                                        COST     FAIR VALUE      COST     FAIR VALUE
                                                      ---------  ----------   ---------   ----------
                                                                  U.S. DOLLARS IN THOUSANDS
                                                      ----------------------------------------------
          Due within one year                          $  2,873   $  3,046     $   269     $   339
          Due after one year through five years           5,049      5,009       2,530       2,533
                                                       --------   ----------   -------     -------

                                                       $  7,922   $  8,055     $ 2,799     $ 2,872
                                                       ========   ==========   =======     =======

             As for pledges see Note 11.

NOTE 4:   TRADE RECEIVABLES

          The Company's trade receivables are composed of accounts receivable in the amounts of $19.3 million and $17.7 million as of December 31, 1999 and 2000, respectively and unbilled receivables in the amounts of $12.6 million and $14.0 million as of December 31, 1999 and 2000, respectively.

NOTE 5:   OTHER RECEIVABLES AND PREPAID EXPENSES

                                                              DECEMBER 31,
                                                       -------------------------
                                                        1999              2000
                                                       ------             ------
                                                       U.S. DOLLARS IN THOUSANDS
                                                       -------------------------

          Sales and other taxes receivable             $2,913             $3,437
          Prepaid expenses                              1,747              1,670
          Deferred income taxes                           957              1,240
          Other                                         1,501              1,366
                                                       ------             ------

                                                       $7,118             $7,713
                                                       ======             ======

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE 6:   PROPERTY AND EQUIPMENT, NET

                                                                                ACCUMULATED
                                                              COST              DEPRECIATION
                                                      --------------------   ------------------
                                                           DECEMBER 31           DECEMBER 31
                                                      --------------------   ------------------
                                                         1999       2000       1999      2000
                                                      ---------   --------   -------   --------
                                                               U.S. DOLLARS IN THOUSANDS
                                                      -----------------------------------------
          Equipment and furniture                     $   2,267   $  2,970     1,158   $  1,363
          Computer equipment and software                 9,115     11,642     6,078      7,944
          Motor vehicles                                    209        128       130         95
          Leasehold improvements                          1,566      2,082       584        713
                                                      ---------   --------   -------   --------

                                                      $  13,157   $ 16,822   $ 7,950   $ 10,115
                                                      =========   ========   =======   ========

          Depreciation expense totaled $ 1,670,000, $ 1,839,000 and $ 2,213,000 for the years ended December 31, 1998, 1999 and 2000, respectively.

          As for pledges see Note 11.

NOTE 7:   OTHER ASSETS

          a. Amortization expense for capitalized software development costs for 1998, 1999 and 2000 was $3,059,000, $2,842,000 and $3,176,000, respectively. Amortization expense is included in cost of products.

          b. Goodwill amortization amounted to $210,000, $863,000 and $1,106,000 for the years 1998, 1999 and 2000, respectively.

          c. Other assets, net of amortization, are comprised of the following:

                                                                                ACCUMULATED
                                                              COST              DEPRECIATION
                                                      --------------------   ------------------
                                                           DECEMBER 31           DECEMBER 31
                                                      --------------------   ------------------
                                                         1999       2000       1999      2000
                                                      ---------   --------   -------   --------
                                                               U.S. DOLLARS IN THOUSANDS
                                                      -----------------------------------------
          Prepaid royalties                           $ 2,083     $ 2,083     $   966  $ 1,099
          Technology and usage rights                     640         669         212      298
          Other intangible assets                       1,259       1,425         366      560
          Distribution rights                             753         840         108      184
          Long-term deferred income taxes
                                                        1,596       3,949          --       --
                                                      -------     -------     -------  -------

                                                      $ 6,331     $ 8,966     $ 1,652  $ 2,141
                                                      =======     =======     =======  =======

          Amortization of other assets charged to expense was $382,000, $622,000 and $489,000 for the years 1998, 1999 and 2000, respectively.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE 8:   OTHER LIABILITIES AND ACCRUED EXPENSES

                                                             DECEMBER 31,
                                                       -------------------------
                                                         1999              2000
                                                       -------           -------
                                                       U.S. DOLLARS IN THOUSANDS
                                                       -------------------------

          Employee and related payroll accruals        $ 5,331           $ 7,046
          Sales and other taxes payable                  5,508             4,208
          Accrued restructuring costs (Note 1c)          1,029             2,558
          Accrued expenses                               4,120            11,319
                                                       -------           -------

                                                       $15,988           $25,131
                                                       =======           =======


NOTE 9:   DEBT

          a.   SHORT-TERM DEBT:

               A portion of the Company's short-term loans requires that the Company pledges cash or short-term investments as collateral for its borrowings (Note 11).

               The Company has available unsecured revolving credit line facilities for borrowings of up to a total of $16 million as of December 31, 2000. Under the terms of these credit line agreements, the Company is not required to pledge assets, but is required to maintain certain financial ratios. Borrowings under these agreements bear interest at rates ranging between the London Interbank Offered Rate plus 0.75% to plus 1% and on New Israeli Shekel ("NIS") borrowings, at the prime rate of interest in Israel less 0.5% to plus 2%. The Company had an unused credit facility in the amount of approximately $5 million as of December 31, 2000.

                                                              WEIGHTED AVERAGE
                                                                INTEREST RATE
                                                                DECEMBER 31,            DECEMBER 31,
                                                              ----------------    -------------------------
                                                              1999       2000       1999             2000
                                                              -----     ------    --------         --------
                                              Linkage           %         %       U.S. DOLLARS IN THOUSANDS
                                       --------------------   -----     ------    -------------------------
               Credit lines            New Israeli Shekel *)     --     9.073     $     --         $  11,175
               Short-term loans            US Dollar **)       6.16     7.454        3,590             5,592
                                                                                  --------         ---------

                                                                                  $  3,590         $  16,767
                                                                                  ========         =========

               *) Including non-material amounts linked to the French Franc.

               **) Including non-material amounts linked to the Japanese Yen.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

          b.   CONVERTIBLE SUBORDINATED NOTES AND OTHER LONG-TERM LIABILITIES:

                                                                                                          DECEMBER 31,
                                                                          RATE OF                   ------------------------
                                                                          INTEREST      MATURITY       1999         2000
                                                                         -----------  ------------- -----------  -----------
                                                                                                        U.S. DOLLARS IN
                                                         Linkage             %                             THOUSANDS
                                                      --------------     -----------                ------------------------
               Convertible subordinated notes
                ("Old Notes" - conversion
                price $ 32 per Common share)            US Dollar            5       September 2003   $  6,930     $  6,930
               Capital lease obligations (Note 10b)    French Franc          5         August 2005         268          217
               Other long-term debts                  Japanese Yen ***)   2.475-5     October 2003         799          497
                                                                                                    -----------  -----------

                                                                                                         7,997        7,644
               Less - current maturities                                                                   (67)        (214)
                                                                                                    -----------  -----------

                                                                                                         7,930        7,430
                                                                                                    -----------  -----------
               Deferred gain on sale lease back                                                            229            3
                                                                                                    -----------  -----------

                                                                                                       $ 8,159     $  7,433
                                                                                                    ===========  ===========

               ***) Including non-material amounts linked to the French Franc.


               Long-term debt maturities after December 31, 2000 are as follows (U.S. dollars in thousands):

                       2001                                       $  214
                       2002                                          216
                       2003                                        7,126
                       2004                                           52
                       Thereafter                                     36
                                                                 -------

                                                                 $ 7,644
                                                                 =======

               Interest expense was $1.0 million, $0.9 million and $1.0 million for the years 1998, 1999 and 2000, respectively.


NOTE 10:  COMMITMENTS AND CONTINGENT LIABILITIES

          a. The Company partially finances its research and development expenditures under programs sponsored by the Office of the Chief Scientist ("OCS") of Israel for the support of research and development activities conducted in Israel.

               In exchange for participation in the programs by the OCS, the Company agreed to pay 3%-5% of total net sales of software developed within the framework of these programs. The royalties will be paid up to a maximum amount equivalent to 100%-150% of the grant provided by the OCS, linked to the dollar. Repayment of such grants is not required in the event that there are no sales of products developed within the framework of such funded programs.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

               Royalties paid or accrued amounted to $810,000, $1,068,000 and $1,257,000 in 1998, 1999 and 2000, respectively.

               As of December 31, 2000, the Company had a contingent liability to pay royalties of approximately $11.4 million.

          b. The Company and its subsidiaries lease various office equipment, office space, and motor vehicles through operating and capital leases. Future minimum lease payments for the next five years and thereafter are as follows:

                                                      OPERATING        CAPITAL
                                                       LEASES           LEASES
                                                      ---------       ----------
                                                      U.S. DOLLARS IN THOUSANDS
                                                      --------------------------

               2001                                   $  4,843           $  61
               2002                                      3,146              61
               2003                                      2,351              61
               2004                                      1,994              61
               2005 and thereafter                       1,997              41
                                                      --------           ------
               Total future minimum lease payments    $ 14,331             285
                                                      ========
               Less - amount representing interest                         (68)
                                                                         ------
               Principal payments remaining
                 on capital lease obligations                            $ 217
                                                                         ======

               Rent expense for the years ended December 31, 1998, 1999 and 2000 was $1,358,000, $1,776,000 and $2,892,000, respectively.

          c. In 2000, the Company filed a lawsuit against GIE AGF Systems D'Information (hereinafter - "AGF SI"), a customer, regarding an unpaid balance related to a year two thousand project performed during 1998 and 1999. The Company's claim was related to a dispute about the implementation of contracts signed between the parties regarding the above project. While the Company, with the advice of counsel, believed that the court would rule in its favor and the amounts recorded would be collected, on February 14, 2001 the French court ruled that AGF SI must pay the Company the sum of approximately $3 million. In accordance with SFAS No. 5 "Accounting for Contingencies", as a result of the ruling the Company recorded a $2.4 million charge to marketing, selling, general and administrative expenses in the fourth quarter.

NOTE 11:  SECURITY INTERESTS AND PLEDGES

          The Company has pledged $2.5 million of its marketable securities as collateral for certain short-term debt.

          All of the Company's leased assets are pledged to the finance companies that provided the lease financing.

          The Company also pledged bank guarantees in the amount of $0.5 million as security for the building that was sold and leased back in 1995.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE 12:  INCOME TAXES

          a.   Net operating losses carryforward:

               At December 31, 2000, the Company had net operating loss carryforwards for U.S. federal income tax purposes of approximately $7,840,000, which are available to offset future federal taxable income and expire in years 2008 to 2020 and tax credits of $774,000, which generally expire in 2002 to 2010. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

               In addition, the Company had net operating loss carryforwards relating to non-U.S. subsidiaries totaling approximately $46,599,000, which are available to offset future taxable income Generally, a majority of such amounts has no expiration date. However, in some cases, amounts expire in the years 2001 to 2003.

          b.   Israeli income tax:

               Sapiens Technologies Ltd. (hereinafter - "Technologies"), a subsidiary incorporated in Israel has been granted an "Approved Enterprise" status for five investment programs approved in 1984, 1991, 1993, 1995 and 1998, by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 ("the Law").

               Undistributed Israeli income derived from the "Approved Enterprise" programs entitle Technologies to a tax exemption for a period of two to four years and to a reduced tax rate of up to eight years (depending on the level of foreign-investment in Technologies). These tax benefits are subject to a limitation of the earlier of twelve years from commencement of operations, or fourteen years from receipt of approval. Technologies completed the implementation of its investment programs. Technologies used all the tax benefits under the 1984 plan and is entitled to additional benefits under the 1991 plan which commenced in 1992 and will expire in 2002. Under the 1993 plan, the benefit period commenced in 1998 and will expire in 2006. Under the 1995 plan, the benefit period commenced in 1998 and will expire in 2008. The benefits have not yet commenced for the 1998 plan.

               The law also grants entitlement to claim accelerated depreciation on machinery and equipment used by the "Approved Enterprise", during the first five years.

               The tax-exempt profits that will be earned by Technologies' "Approved Enterprises" can be distributed to shareholders, without imposing tax liability on Technologies only upon the complete liquidation of Technologies. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of Technologies it would be taxed at the corporate tax rate applicable to such profits as if Technologies had not elected the alternative system of benefits (depending on the level of foreign - investment in Technologies) for an "Approved Enterprise".

               Income from sources other than the "Approved Enterprise" during the benefit period, will be subject to tax at the regular corporate tax rate of 36%.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

               Technologies has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income tax have been provided on income attributable to the Company's "Approved Enterprise".

               The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

               Results of the Company's Israeli subsidiaries for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are presented in U.S. dollars. The difference between the change in the Israeli CPI and in the NIS\U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss reflected in the financial statements. In accordance with paragraph 9(f) of SFAS 109, the Israeli subsidiaries have not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

               The Israeli subsidiaries are "industrial" companies under the Law for the Encouragement of Industry (Taxation), 1969 and as such are entitled to certain tax benefits, including accelerated rate of depreciation and deduction of public offering expenses. The Israeli subsidiaries have not utilized this tax benefit.

          c.   Deferred income taxes:

               Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries' deferred tax liabilities and assets are as follows:

                                                      DECEMBER 31, 1999     DECEMBER 31, 2000
                                                     -------------------   -------------------
                                                                  NON-                  NON-
                                                     CURRENT    CURRENT    CURRENT    CURRENT
                                                     -------   ---------   -------    --------
                                                             U.S. DOLLARS IN THOUSANDS
                                                     -----------------------------------------
               Deferred tax assets:
               Net operating losses carryforward     $  --     $  8,686    $    --    $ 16,586
               Tax credits carryforward                 --          774         --         774
               Other temporary differences             957        2,334      1,240         406
                                                     -------   ---------   --------   --------

               Gross deferred tax assets               957       11,794      1,240      17,766
               Less-- valuation allowance               --      (10,198)        --     (13,817)
                                                     -------   ---------   -------    --------

               Net deferred tax asset                $ 957     $  1,596    $ 1,240    $  3,949
                                                     =======   =========   =======    ========

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

               As of December 31, 2000 the Company and its subsidiaries have increased the valuation allowance by approximately $3.6 million in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

               Provisions for income tax expense are comprised of the following:

                                              YEAR ENDED DECEMBER 31,
                                      ---------------------------------------
                                       1998            1999            2000
                                      ------         --------       ---------
                                             U.S. DOLLARS IN THOUSANDS
                                      ---------------------------------------

               Current (foreign)      $  381         $    549       $    383
               Deferred (foreign)       (326)          (2,227)        (2,332)
                                      ------         --------       ---------

                                      $   55         $ (1,678)      $ (1,949)
                                      ======         ========       =========

               The Company's entire provision for taxes on income relates to operations in jurisdictions other than the Netherlands Antilles. The effective income tax rate varies from period to period because each jurisdiction in which the Company operates has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowance of deductions, credits and other benefits). In addition, the provision for income taxes for the fiscal years ended December 31, 1998, 1999 and 2000, does not include the recognition of a majority of the deferred tax assets relating to the net operating losses of the Company's subsidiaries worldwide. The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the non-recognition of tax benefits from accumulated net operating losses carryforward among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits.


NOTE 13:  SHAREHOLDERS' EQUITY

          a. In December 2000, the Company signed a memorandum of understanding for a $15 million investment, which remained subject to shareholder approval by the end of February 2001. On December 25, the Company received a $5 million nonrefundable deposit, for which it will issue 5 million Common shares if the agreement is not approved by shareholders, or Series F Preferred shares if it is approved. The Series F Preferred shares are convertible into Common shares of the Company at any time at a ratio of $1.50 per share of Common stock. The conversion ratio will be adjusted, to 110% of the average closing sale price of the Company's Common shares in the 10 trading days following August 15, 2001 and March 1, 2002. The conversion ratio shall not be adjusted to less than $1.00 nor more than $1.50 per share of Common stock. At maturity, 3 years from the date of investment, the Company will redeem all of the outstanding Series F Preferred shares through payment of cash or delivery of Common shares. If Common shares are issued, the redemption price will be the average closing sale price of the Company's Common share during the 30 trading days preceding maturity.

               The Company recorded the $5 million cash received as proceeds on account of shares within the shareholders' equity.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

               The investors are entitled, for a period of 3 years, to invest an additional $15 million in identical securities then held by the investors pursuant to this transaction.

               In addition, the investors have the right to two "demand registrations" of an under written public offering of Common shares with unlimited piggyback rights.

          b. Common shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

          c. During the first quarter of 2000, all of the remaining Series D1, and E Preferred shares, 1,500 and 1,700, were converted to Common shares at the respective conversion prices and, as a result, 291,971 and 377,778 Common shares were issued.

               As of December 31, 2000, the remaining 1,300 Series D2 Preferred shares had been converted to Common shares at the conversion price and, as a result, 253,041 Common shares were issued.

               In 2000, 571,519 warrants to purchase Common shares were issued as part of the conversion of Preferred shares.

          d. In February 1998, the Company issued 50,000 Common shares in connection with the purchase of 80% of InsureTech Alternatives Inc.

          e. In July 1998, the Company issued 171,300 Common shares (including 60,000 in escrow) in connection with the purchase of SAIC. In 2000, after the valuation of SAIC's performance specified in the share purchase agreement, 46,000 Common shares were released from escrow to the sellers and 14,000 were canceled. (see Note 1b).

          f. In August 1999, the Company issued 78,000 Common shares in connection with the purchase of additional 70.1% of Sapiens Japan (see Note 1b). In June 2000, an additional 18,244 shares were issued in accordance with the price adjustment provision in the share purchase agreement.

          g. In August 1999, the Company issued 216,400 Common shares in connection with the Purchase of Syspart (see Note 1b).

          h.   Dividends on Preferred shares:

               In 1998, the Company accrued dividends to be paid in the form of Common shares on its series D1, D2 and E Preferred stock in the amount of $483,000 of which $61,000 was paid by the issuance of 14,310 Common shares. Additionally, the Company issued 9,539 Common shares of $37,000 as dividends, which were accrued in 1997.

               Included in the amount of dividends on Preferred shares in 1997 and 1998 is the amortization of the discount to the market price on the conversion of convertible shares at the date of the grant given to Series D1, D2 and E Preferred shareholders in the amount of $162,000 and $1,038,000, respectively. This amount represents 15% of the market value of the share at the date of the grant of the convertible securities, multiplied by the number of convertible securities issued. This amount is a charge for Earnings Per Share calculations only.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

               In 1999, the Company accrued dividends to be paid in the form of Common shares on its series D1, D2 and E Preferred stock, in the amount of $418,000, of which, $57,000 was paid by the issuance of 11,199 Common shares. Additionally, the Company issued 10,527 Common shares in respect of $54,000 in dividends, which were accrued in 1997 and 11,679 Common shares in respect of $60,000 in dividends which were accrued in 1998.

               In 2000, the Company accrued dividends to be paid out in the form of Common shares on its Series D1, D2 and E Preferred stock, in the amount of $107,000. In the course of conversion of all of the Company's Preferred stock (see Note 13c), all of the remaining accumulated dividends, $1,074,000, were paid by the issuance of 220,249 Common shares.

          i.   Stock option plan:

               Stock options granted under the Company's 1992 Stock Option and Incentive Plan ("the Plan") to employees and service providers are exercisable at the fair market value of the Company's Common shares on the date of grant and, subject to termination of employment, expire ten years from the date of grant and are generally exercisable in four equal annual installments commencing one year from the date of grant. In January 1997 and October 1998, the Company increased the number of shares available for grant by 1.1 million shares and approved grants of such shares, on each of those dates, respectively.

               In January 2000 and November 2000, the Company increased the number of shares available for grants by 2,000,000 and 4,000,000 respectively, and approved grants of such shares. In December 2000, 772,800 previously granted options with exercise prices from $2.25 to $13.875 were repriced to $0 resulting in total compensation expense of $628,000 of which $453,000 was recognized in 2000 for the portion already vested and $175,000 was deferred to be recognized over the remaining vesting period ending in 2004. As of December 31, 2000, approximately 123,300 Common shares of the Company are still available for future grant. Any options which are forfeited or canceled before expiration become available for future grant under the Plan.

               In December, 2000 the Company granted 2,548,000 Time Accelerated Restricted Stock Award options (hereinafter - "TARSAP's") to employees. The TARSAP's include an acceleration feature, based on the Company's performance in the years 2001 and 2002. No compensation expense was recorded, since the fair value was equal to the exercise price at the date of grant.

               In 2000, 373,250 employee options to purchase Common shares were exercised, and the Company received proceeds of approximately $1.0 million.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

          A summary of stock option activities in 1998, 1999 and 2000 is as follows:

                                                                       YEAR ENDED DECEMBER 31,
                                           --------------------------------------------------------------------------------
                                                     1998                        1999                       2000
                                           -----------------------     -----------------------     ------------------------
                                                          WEIGHTED                    WEIGHTED                     WEIGHTED
                                                          AVERAGE                     AVERAGE                       AVERAGE
                                                          EXERCISE                    EXERCISE                     EXERCISE
                                             AMOUNT         PRICE        AMOUNT         PRICE        AMOUNT          PRICE
                                           ----------       -----      ----------       -----      ----------        -----
          Outstanding at
            January 1                       3,405,600       $2.27       3,860,950       $3.92       4,342,775        $5.50

          Granted                           1,547,500       $6.29       1,409,150       $8.83       5,435,750        $3.10
          Exercised                          (992,950)      $2.32        (701,000)      $3.46        (373,250)       $2.67
          Cancelled and
            forfeited                         (99,200)      $2.29        (226,325)      $5.53        (452,197)       $9.89
                                           ----------       -----      ----------       -----      ----------        -----

          Outstanding at                    3,860,950       $3.92       4,342,775       $5.50       8,953,078*       $3.66
                                           ==========       =====      ==========       =====      ==========        =====

          Exercisable
          options at
          December 31                       2,695,000       $2.49       1,778,275       $2.85       2,124,166        $3.31
                                           ==========       =====      ==========       =====      ==========        =====

          *) Including 772,800 options repriced to zero.

          The options outstanding as of December 31, 2000, have been classified by range of exercise price, as follows:

                                    OPTIONS        WEIGHTED
                                  OUTSTANDING      AVERAGE        WEIGHTED       OPTIONS        WEIGHTED
                                     AS OF        REMAINING       AVERAGE     EXERCISABLE AS    AVERAGE
                                  DECEMBER 31,   CONTRACTUAL      EXERCISE    OF DECEMBER 31,   EXERCISE
          EXERCISE PRICE              2000       LIFE (YEARS)      PRICE           2000          PRICE
          ----------------        -----------    ------------     --------    ---------------   --------
          $  0                        772,800        6.86         $    --          557,100       $   --
          $ 0.813                   3,832,000        9.99         $  0.81               --       $   --
          $ 2.25 - 3.375            1,130,525        5.52         $  2.49          982,500       $ 2.40
          $ 3.875 - 5.875             755,750        9.56         $  5.76               --       $   --
          $ 6.5 - 9.5               2,024,203        8.29         $  8.18          584,566       $ 8.00
          $ 12.25 - 13.875            437,800        9.06         $ 13.57               --       $   --
                                    ---------                     --------       ---------       ------
                                    8,953,078                     $  3.66        2,124,166       $ 3.31
                                    =========                     =======        =========       ======

          Under SFAS No. 123, pro forma information regarding net income (loss) and net earnings (losses) per share is required as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1999 and 2000: risk-free interest rates of 5%, 6%, and 6.5% respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's Common shares of 0.465, 0.702 and 0.867, respectively and a weighted-average expected life of the options of 10, 6 and 6 years, respectively.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

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

          The weighted-average fair value of the options at their grant dates in 1998, 1999 and 2000 was $2.02, $2.78 and $1.43, respectively.

          Pro forma information under SFAS 123:

                                                  YEAR ENDED DECEMBER 31,
                                             ---------------------------------
                                              1998         1999         2000
                                             -------    ----------    --------
                                                 U.S. DOLLARS IN THOUSANDS
                                             ---------------------------------

               Net income (loss) to
                 shareholders' of Common
                 shares as reported          $ 9,090    $   12,650    $(38,193)
                                             =======    ==========    ========

               Pro forma net income (loss)
                 to shareholders' of
                 Common shares               $ 6,713    $    6,457    $(28,467)
                                             =======    ==========    ========

               Pro forma basic net earnings
                 (loss) per share            $  0.35    $     0.30    $  (1.26)
                                             =======    ==========    ========

               Pro forma diluted net
                 earnings (loss) per share   $  0.30    $     0.26    $  (1.26)
                                             =======    ==========    ========

          j.   Warrants:

               In 1997, the Company issued 787,000 warrants to the placement agents in connection with the private placements at exercise prices ranging from $2.00 to $3.50. As of December 31, 2000, 3,100 warrants had been exercised.

               In 1998 and 1999, the Company granted warrants to service providers at an exercise price ranging from $2 to $9 per share (the market value of the share at the grant date). As required by SFAS No. 123, these warrants were measured at fair value (according to the Black-Scholes option pricing model) and in accordance with EITF 96-18 with the following weighted-average assumptions for 1998 and 1999: risk-free interest rates of 5% and 6% respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's Common shares of 0.465 and 0.702, respectively and a weighted-average expected life of the warrants of 10 and 6 years, respectively.

               As of December 31 2000, 28,100 warrants originally granted in 1996 were exercised at $2 per share.

          k.   Dividends:

               The Company does not intend to pay cash dividends in the foreseeable future.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE 14:  OPERATING SEGMENTS DATA

          a. The Company operates in a single segment as a provider of software solutions. See Note 1 for a brief description of the Company's business. The following data is presented in accordance with SFAS 131 "Disclosure About Segments of an Enterprise and Related Information".

          b.   Geographical information:

               The following is a summary of operations within geographic areas based on end customers' location.

                                                    YEAR ENDED DECEMBER 31,
                                             -----------------------------------
                                              1998          1999          2000
                                             -------       -------       -------
                                                   U.S. DOLLARS IN THOUSANDS
                                             -----------------------------------
          1.   Revenues:
               U.K                           $10,970       $12,426       $17,744
               France                         25,212        26,364        16,610
               North America                  17,765        25,905        15,098
               Germany                         3,745        10,711         6,289
               Israel                          8,285         6,870         5,633
               Other                           5,003         9,554        11,370
                                             -------       -------       -------

                                             $70,980       $91,830       $72,744
                                             =======       =======       =======

                                                    YEAR ENDED DECEMBER 31,
                                             -----------------------------------
                                              1998          1999          2000
                                             -------       -------       -------
                                                   U.S. DOLLARS IN THOUSANDS
                                             -----------------------------------
          2.   Long-lived assets:
               France                        $ 2,996       $ 2,250       $ 2,616
               Netherlands Antilles            2,324         2,050         1,662
               Israel                         13,426        13,294        14,043
               Germany                            38         6,150         5,218
               Other                             961         5,510         9,575
                                             -------       -------       -------

                                             $19,745       $29,254       $33,114
                                             =======       =======       =======

          c.   Major customer:

               In 1998, revenues from one customer represented approximately 28% of the Company's total revenues. In 2000, revenues from a different customer represented 11% of the Company's total revenues.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE 15:  SELECTED STATEMENTS OF OPERATIONS DATA

          a.   Research and development costs:

                                                    YEAR ENDED DECEMBER 31,
                                             -----------------------------------
                                              1998          1999          2000
                                             -------       -------       -------
                                                   U.S. DOLLARS IN THOUSANDS
                                             -----------------------------------
               Total costs                   $ 9,054       $ 9,872      $13,351

               Less - capitalized software
                 development costs            (3,025)       (2,814)      (4,250)
               Less - royalty-bearing grants  (1,917)       (2,037)          --
                                             -------       -------      -------

               Research and development
                 costs, net                  $ 4,112       $ 5,021      $ 9,101
                                             =======       =======      =======

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

          b.   Earnings per share data:

               The following table sets forth the computation of basic and diluted earnings per share.

               1)   Numerator

                                                      YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                      1998     1999      2000
                                                    -------   ------   --------
                                                     U.S. DOLLARS IN THOUSANDS
                                                    ---------------------------
               Net income to shareholders
                  of Common shares                  $ 9,090  $12,650   $(38,193)
               Effect of dilutive securities:
                  Preferred share dividends              --      366         --
                                                    -------  -------   --------
               Numerator for diluted earnings
                 per share - income available to
                 shareholders of Common shares      $ 9,090  $13,016   $(38,193)
                                                    =======  =======   ========

          The effect of the inclusion of the convertible Preferred shares dividends in 1998 and 2000 would be antidilutive.

               2)   Denominator

                                                      YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                      1998     1999      2000
                                                    -------   ------   --------
                                                     U.S. DOLLARS IN THOUSANDS
                                                    ---------------------------

               Weighted average number
                 of shares                           18,870    20,732    22,542
                 Common shares to be
                   issued as dividends                   96        81        17
                                                    -------   -------   -------

               Denominator for basic earnings
                 per share                           18,966    20,813    22,559
                                                    -------   -------   -------

               Effect of dilutive securities:
                 Employee stock options               1,860     2,016        --
                 Warrants issued to third parties       561       665        --
                 Convertible Preferred shares            --     1,064        --
                                                    -------   -------   -------

                Dilutive potential Common shares      2,421     3,745        --
                                                    -------   -------   -------

               Denominator for diluted earnings
                 per share - adjusted weighted
                 average shares, assumed
                 conversions and exercise of
                 options and/or warrants             21,387    24,558    22,559
                                                    =======   =======   =======

               The effect of the inclusion of the convertible Preferred shares in 1998 would be antidilutive. Because of the loss in 2000, all potential dilutive securities are anti-dilutive.

NOTE 16:  ABORTED MERGER COSTS

          During the year 2000, efforts were made to merge the Company in a transaction that was to be accounted for as a pooling of interest. The merger efforts were aborted and the costs incurred in relation to these efforts amounted to $1,252,000. This amount is comprised almost entirely of professional and legal fees.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE 17:  SUBSEQUENT EVENTS (UNAUDITED)

          a. In December 2000, the Company signed a memorandum of understanding with Yarnfield International Limited, an affiliate of Magnum Technologies Fund, and Formula Systems Ltd. for a $15 million investment in exchange for Series F Preferred shares, and received a nonrefundable amount of $5 million. In February 2001, the Company's shareholders approved the transaction and the Company issued to the investors an aggregate of 10,000 Series F Preferred shares par value 1,500 Dutch guilder per share, each of which may be converted into 1,000 Common shares, subject to adjustment, at a cash price of $1,500 per series F share, reflecting an aggregate consideration for the Series F convertible Preferred shares of $15 million. Ron Zuckerman, Chairman of the Board of the Company, is an advisor to Magnum. See Note 13a.

          b. On February 13, 2001, the Company and the investors in eZoneXchange agreed to amend the terms of the Put and Call Option Agreement that the Company entered into in connection with the investors' purchase of 600,000 shares of eZoneXchange for $15 million in April 2000. According to the terms of the amendment, the investors put 173,100 shares of eZoneXchange to the Company in return for $4.5 million.

               In addition, if the market price of the Company Common stock reaches $2 per share, the investors will have the right to put an additional 192,333 shares of its eZoneXchange stock in return for the Sapiens Common stock at a price of $2.75 per share.

               The remaining portion of the investment in eZoneXchange (approximately one-third or $5 million) will continue to be subject to the original terms of the Put and Call Option Agreement.


               eZoneXchange shall also grant the investors warrants that will allow them to retain 25% of eZoneXchange's issued and outstanding share capital, in the event of an additional round of financing in eZoneXchange.

               During February 2001, the Company decided to close the New York and Chicago offices of its B2B subsidiary eZoneXchange.com, Inc. and reduce its operating costs, while allowing the possibility of an investment by outside parties in the future.

          c. In April 2001 the Company entered into agreements with Bank Leumi Le-Israel B.M. and Bank Hapoalim Ltd. (collectively the "Banks") to extend the Company's credit facilities by an additional $10 million. In connection with such extension, the Company has undertaken not to pledge any of its assets or the assets of its subsidiaries without the approval of the Banks. The Company and various of its subsidiaries also granted floating charges to the Banks and issued cross guaranties in support of the credit facilities.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

          d. On April l4, 2001, the Company entered into a share purchase and loan agreement with Red Coral Holdings, Inc. ("Red Coral"), which may be deemed to be beneficially owned by the Company's President and Chief Executive Officer. According to the terms of the agreement, Red Coral purchased 1,500,000 Common Shares of the Company for a purchase price of $975,000. As part of the agreement, the Company granted to Red Coral a loan in the amount of $975,000 for the purpose of acquiring the Common Shares. The term of the loan is six years with accrued interest at a rate of 0.5% over LIBOR. To secure payment of the loan, Red Coral granted the Company a lien and security interest on all of the Common Shares. To secure fulfillment of the terms of the agreement, the Common Shares are being held in escrow by the General Counsel of the Company.


                            - - - - - - - - - - - - -