Form 20-F
period 2001-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2002-05-01
CIK 885740

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------
                                    FORM 20-F

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

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

                                      None

                                (Title of Class)

TITLE OF EACH CLASS                                       NAME OF EACH EXCHANGE ON WHICH REGISTERED
-------------------                                       -----------------------------------------
Common Shares, par value Hf. 1.00 per share                            National Market
----------------------------------------------------------------------------------------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital of common stock as of the close of the period covered by the annual report:

             24,505,694 Common Shares, par value Hf. 1.00 per share

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

          [X] Yes             [ ] No

Indicate by checkmark which financial statement item the registrant has elected to follow:

          [ ] Item 17         [X] Item 18

                                TABLE OF CONTENTS

                                     PART I

                                                                                    PAGE

Item 1.        Identity of Directors, Senior Management and Advisers                 3

Item 2.        Offer Statistics and Expected Timetable                               3

Item 3.        Key Information                                                       3

Item 4.        Information on the Company                                            11

Item 5.        Operating and Financial Review and Prospects                          28

Item 6.        Directors, Senior Management and Employees                            34

Item 7.        Major Shareholders and Related Party Transactions                     40

Item 8.        Financial Information                                                 43

Item 9.        The Offer and Listing                                                 43

Item 10.       Additional Information                                                44

Item 11.       Quantitative and Qualitative Disclosure about Market Risk             51

Item 12.       Description of Securities Other Than Equity Securities                51


                                     PART II

Item 13.       Defaults, Dividend Arrearages and Delinquencies                       51

Item 14.       Material Modifications to the Rights of Security Holders and Use
               of Proceeds                                                           51

Item 15.       Reserved                                                              52

Item 16.       Reserved                                                              52


                                    PART III

Item 17.       Financial Statements                                                  52

Item 18.       Financial Statements                                                  52

Item 19.       Exhibits                                                              52

THE "COMPANY" INCLUDES, WHERE APPROPRIATE, SAPIENS INTERNATIONAL CORPORATION N.V., ITS DIRECTLY WHOLLY OWNED SUBSIDIARY, SAPIENS INTERNATIONAL CORPORATION B.V., AND EACH OF THEIR OPERATING SUBSIDIARIES.

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3.        KEY INFORMATION

A.   SELECTED CONSOLIDATED FINANCIAL DATA

The following table summarizes certain selected consolidated financial data and should be read in conjunction with the Company's consolidated financial statements for the years ended December 31, 2001, 2000, 1999, 1998 and 1997, and notes thereto, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," (see Item 5 on page 23). The selected financial data set forth below as of and for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 has been derived from the consolidated financial statements of the Company which have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and which have been audited by Kost, Forer and Gabbay, a member of Ernst & Young International.

SELECTED FINANCIAL DATA (1):                                 Year Ended December 31,
                                              -------------------------------------------------------
                                                1997        1998        1999        2000        2001
                                              -------     -------     -------     -------     -------
                                                       (In thousands; except per share data)
Revenues:
    Products                                  $20,507     $37,181     $47,390     38,403     $27,876
    Consulting and other services              24,057      33,799      44,440     34,341      35,559
                                              -------------------------------------------------------
               Total revenues                  44,564      70,980      91,830     72,744      63,435
                                              -------------------------------------------------------

Cost of revenues:
    Cost of products                            4,473      12,690      16,354     25,737      20,358
    Cost of consulting and other services      15,507      21,611      29,333     26,414      23,212
                                              -------------------------------------------------------
               Gross profit                    24,584      36,679      46,143     20,593      19,865
Operating Expenses:
    Research and development, net               3,258       4,112       5,021      9,101       4,501
    Selling and marketing, general and
    Administrative, net                        16,316      22,921      27,880     46,682      28,725
    Aborted Merger Costs                            0           0           0      1,252           0
Restructuring Costs                                 0           0       2,019      2,558           0
                                              -------------------------------------------------------
               Total operating expenses        19,574      27,033      34,920     59,593      33,226
                                              -------------------------------------------------------
Operating income (loss)                         5,010       9,646      11,223     (39,000)   (13,361)
                                              -------------------------------------------------------

                                                                              Year Ended December 31,
                                                            1997          1998          1999          2000         2001
                                                            ----          ----          ----          ----         ----
                                                                      (In thousands; except per share data)
Financial income (expenses), net                               107           457           412          (632)      (3,187)
Other expenses, net                                           (417)         (328)         (220)         (403)        (665)


Income (loss) before taxes on income                         4,700         9,775        11,415       (40,035)     (17,213)
                                                          ---------------------------------------------------------------

Taxes on income (benefit)                                       57            55        (1,678)       (1,949)         726
Share in losses of equity investment                          (203)            0             0             0           --
Minority interests in (income) losses of a subsidiary         (104)          (15)           25             0           31
                                                          ---------------------------------------------------------------

Net income (loss)                                            4,544         9,735        13,068       (38,086)     (17,970)
                                                          ---------------------------------------------------------------

Dividends on preferred shares                               (2,406)         (645)         (418)         (107)          --
                                                          --------      --------      --------      -------

                                                          ---------------------------------------------------------------
Net income (loss) to shareholders of common shares        $  2,138      $  9,090      $ 12,650      ($38,193)     (17,970)
                                                          --------      --------      --------      --------      -------
                                                          ---------------------------------------------------------------

Basic net earnings (loss) per share
                                                          $   0.14      $   0.48      $   0.61      ($  1.69)     ($ 0.78)
Weighted average number of shares
  used in computing basic earnings (loss) per share         15,210        18,966        20,813        22,559       23,004
                                                          --------      --------      --------      --------      -------
  (in thousands)
Diluted net earnings (loss) per share
Before extraordinary item                                 $   0.12      $   0.43      $   0.53      ($  1.69)     ($ 0.78)

                                                          ---------------------------------------------------------------
Diluted net earnings (loss) per share                     $   0.12      $   0.43      $   0.53      ($  1.69)     ($ 0.78)
                                                          ---------------------------------------------------------------

Weighted average number of shares
used in computing diluted net earnings
(loss) per share (in thousands)                             17,951        21,387        24,558        22,559       23,004



                                                                                  At December 31,
                                                          ---------------------------------------------------------------
BALANCE SHEET DATA:                                         1997          1998          1999          2000          2001
                                                          ---------------------------------------------------------------
                                                                                 (Dollars in thousands)
Cash and cash equivalents                                 $ 10,338      $ 20,222      $  8,735      $ 17,038      $16,087
Working capital                                             20,705        21,028        30,319         7,890        1,637
Total assets                                                57,648        73,324        85,105        92,400       70,463
Long term debt                                              16,088         7,273         7,930         7,430        7,365
Total stockholders' equity                                  20,069        33,115        51,414        18,896       10,740


II.       CAPITALIZATION AND INDEBTEDNESS

Not applicable.

III.      REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.        RISK FACTORS

We operate globally in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The following section lists some, but not all, of those risks and uncertainties that may have a material adverse effect on our business, financial condition or results of operations.

CONTINUING ADVERSE CONDITIONS IN THE MARKET FOR INFORMATION TECHNOLOGY SOLUTIONS MAY LEAD TO DECREASED DEMAND FOR OUR PRODUCTS AND SERVICES AND COULD HARM OUR BUSINESS AND RESULTS OF OPERATIONS, AS WELL AS THE PRICE OF OUR SHARES.

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

OUR BUSINESS INVOLVES LONG-TERM, FIXED-PRICE PROJECTS, WHICH INVOLVE UNCERTAINTIES, SUCH AS ESTIMATED PROJECT COSTS AND PROFIT MARGINS.

Our business is characterized by relatively large projects or engagements that can have a significant impact on our total revenue and cost of revenue from quarter to quarter. A high percentage of our expenses, particularly employee compensation, is relatively fixed. Therefore, a variation in the timing of the initiation, progress or completion of projects or engagements, especially at or near the end of any quarter, can cause significant variations in operating results from quarter to quarter.

Some of our solutions are sold as fixed-price projects with delivery requirements spanning more than one year. If our actual cost-to-completion of these projects differs significantly from the estimated cost-to-completion, there could be a material adverse effect on our results of operations and financial position. Similarly, delays in executing client contracts may affect our revenue and cause our operating results to vary widely. Some of our solutions may be priced in excess of $1 million and are delivered over periods of time ranging from several months to a few years. Payment terms are generally based on periodic payments or on the achievement of milestones. Any delays in payment or in the achievement of milestones may have a material adverse impact on our financial position.

The sales cycle for our solutions is variable, typically ranging between three months to several months from initial contact with the potential client to the signing of a contract. Occasionally, sales require substantially more time. This variability may adversely affect our operating results in any particular quarter.

IF EXISTING CUSTOMERS DO NOT MAKE SUBSEQUENT PURCHASES FROM US OR IF OUR RELATIONSHIPS WITH OUR LARGEST CUSTOMERS ARE IMPAIRED, OUR REVENUE GROWTH COULD DECLINE.

Our existing customers are a key asset of the Company, and we depend on repeat product and service revenues from our base of customers. There can be no assurance that our existing customers will enter into new project contracts with the Company or that they will continue using our enabling technologies. If our revenue stream from existing customers were to decline significantly, it would have a material adverse impact on our operating results.

OUR QUARTERLY RESULTS MAY BE IMPACTED BY SEASONAL TRENDS AND OTHER SHORT-TERM FACTORS.

The operating results of many software and services companies reflect seasonal trends, and we expect to be affected by such trends in the future. Although we have not experienced consistent seasonal fluctuations in operational results to date, we believe that it is likely that we will experience relatively higher revenues in the fourth quarter and relatively lower revenues in the first quarter due mainly to customers' annual purchasing and budgetary practices. To the extent that our operations in Europe continue to generate a high percentage of our total revenues, we anticipate that we may also experience relatively weak demand in the third quarter as a result of reduced activities in Europe during the summer months.

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

WE ARE DEPENDENT ON THE SUCCESS OF OUR TWO MAIN SUBSIDIARIES IN THE U.S. AND
U.K.

Our two main subsidiaries, which are located in Cary, North Carolina and London, England, account for more than 60% of annual revenues. While we are committed to the continued growth of these operations, as well as our operations in France, Germany, Japan Switzerland and Israel, there can be no assurance that our main operations will continue to perform at their current level. Furthermore, a significant downturn in the business of either of our two main subsidiaries would have a material adverse impact on our financial results.

WE COMPETE AGAINST COMPANIES WITH SIGNIFICANTLY GREATER RESOURCES THAN OUR OWN.

The market for software solutions and related services, and for business solutions for the Insurance industry, in particular, is highly competitive. Our principal competitors generally have significantly greater resources than our own. Price reductions or declines in demand for our solutions and services, whether as a result of competition, technological change, changes in the level of application development, reengineering or maintenance performed internally by our customers or potential customers would have a material adverse effect on our results of operations and financial position. Additional factors that may cause actual results to differ materially from our expectations include industry specific factors; our ability to continuously develop, introduce and deliver commercially viable solutions and technologies, and the market's rate of acceptance of the solutions we offer; our ability to keep pace with market and technology changes and to compete successfully; and our ability to manage the competitive risks associated with the strategic alliances that we have entered into.

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

OUR BUSINESS INVOLVES BUSINESS-CRITICAL SOLUTIONS, WHICH EXPOSE US TO POTENTIAL LIABILITY CLAIMS.

Our products focus specifically on organizations' business-critical applications including those related to core business solutions for the insurance and financial services industries and specialized redevelopment issues such as the adoption of the single European currency. Because our customers rely on our software to monitor and improve the performance of their critical software applications, they are sensitive to potential disruptions that may be caused by the use of, or any defects in, our software. As a result, we may be subject to claims for damages related to software errors in the future. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Regardless of whether we prevail, diversion of key employees' time and attention from the business, incurrence of substantial expenses and potential damage to our reputation might result. While the terms of our sales contracts typically limit our exposure to potential liability claims, and we carry errors and omissions insurance against such claims, there can be no assurance that such insurance will continue to be available on acceptable terms, if at all, or that such insurance will provide us with adequate protection against any such claims. A significant liability claim against us could have a material adverse effect on our results of operations and financial position.

ALTHOUGH WE PROTECT OUR INTELLECTUAL PROPERTY RIGHTS VIGOROUSLY, THERE CAN BE NO ASSURANCE THAT THESE MEASURES WILL BE SUCCESSFUL.

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

IF WE FAIL TO REMAIN TECHNOLOGICALLY COMPETITIVE, WE COULD LOSE CUSTOMERS OR MARKET SHARE.

The market for the Company's solutions is characterized by rapidly changing business conditions and customer requirements. The introduction of solutions embodying new technology and the emergence of new customer requirements can render existing technology obsolete and unmarketable. The Company's ability to anticipate changes in technology and customer requirements and to successfully develop and introduce new and enhanced solutions on a timely basis will be significant factors in the Company's ability to grow and to remain competitive. Substantial expenditures are required for research and development and new product introduction. There can be no assurance that the Company will have sufficient resources to make such investments, or that these investments will bring the full advantages or any advantage, as planned. If the Company is unable, for technological or other reasons, to develop solutions on a timely basis in response to the changing demands of its industry, the Company's business and financial results could be materially adversely affected. The Company has in the past experienced limited delays introducing its technology and enhancements, and there can be no assurance that it will not encounter technical or other difficulties that could delay introduction of new technologies or enhancements in the future. There can be no assurance that the Company will be successful in developing and marketing enhancements that incorporate new technology on a timely basis, or that its new solutions will adequately address the changing needs of the marketplace.

IMPLEMENTING OUR NEW STRATEGY OF FOCUSING ON THE MARKET FOR SOFTWARE SOLUTIONS IN THE INSURANCE AND FINANCIAL SERVICES INDUSTRIES COULD TAKE LONGER THAN ANTICIPATED OR COULD FAIL, WHICH COULD HAVE A MATERIAL ADVERSE AFFECT ON OUR LONG-TERM GROWTH.

In February 2001, we announced a new strategic initiative focusing on the insurance and financial services industries. Our goal is to rise to a position of global leadership in delivering strategic business software solutions to this market. Implementing this new strategy requires us to, among other things, design appropriate software solutions, maintain sufficient sales and marketing resources, recruit, train and hire sufficient professional services personnel and face intense competition. Our failure to meet any one or more of these challenges may lead to delays in, or to the failure of, our new strategy, which could have a material adverse affect on our capability to grow and achieve our long-term goals.

WE HAVE A HISTORY OF LOSSES, AND WE ANTICIPATE OUR EXPENSES TO INCREASE IN THE FORESEEABLE FUTURE AS A RESULT OF PLANNED EXPANSION OF OUR MARKETING EFFORTS AND RESEARCH AND DEVELOPMENT ACTIVITIES

We incurred net losses of approximately $38.2 million for the year ended December 31, 2000 and $18.0 million for the year ended December 31, 2001, which diminished the Company's total shareholders equity to $10.7 million. We cannot predict the extent of our future losses and when, or if, we may become profitable on a sustained basis. We anticipate that our expenses may increase substantially in the foreseeable future as we seek to increase our sales and marketing activities, and to continue to develop our technology and introduce new solutions. These efforts may prove more costly than we currently anticipate and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. If we fail to increase our revenues at a greater rate than our expenses, we will not be able to maintain profitability.

WE DEPEND UPON KEY PERSONNEL, THE LOSS OF WHOM WOULD HARM OUR OPERATIONS.

Our success depends, to a significant extent, upon the continued performance and services of our executive officers and other key sales, marketing, software engineers and support personnel. The loss of the services of any of our executive officers or key personnel, including Yitzhak Sharir, our President and Chief Executive Officer, Yair Spitzer, Managing Director of Sapiens U.K. and Gil Arbel, President of Sapiens Americas, would be disruptive to our operations. It would be difficult and time consuming to replace them. We do not maintain key person life insurance policies on any of our officers. Any of these individuals may voluntarily terminate his employment with Sapiens. Our inability to retain these employees could have a material adverse impact on the growth and success of our business.

WE INTEND TO RELY UPON TAX BENEFITS FROM THE STATE OF ISRAEL AND FROM THE U.S., BUT THOSE TAX BENEFITS MAY NOT BE AVAILABLE TO US AS ANTICIPATED.

Our subsidiary Sapiens Technologies Ltd., which incorporated in Israel, has been granted an "Approved Enterprise" status for six investment programs in 1984, 1991, 1993, 1995, 1998 and 2000 by the Israeli government under the Law for Encouragement of Capital Investments, 1959. We are eligible for certain tax benefits resulting from the above programs pursuant to the above law. In order to receive tax benefits, the Company must comply with two material conditions:
(a) to invest a certain amount in fixed assets and (b) to finance a portion of these investments with proceeds of equity capital. We believe that the Company has complied with these conditions; however confirmation from the Israeli government's Investment Center with respect to the 1995, 1998 and 2000 program compliance has not yet been received.

In the event of failure to comply with these conditions, the benefits may be canceled, and our financial condition may suffer if these tax benefits were subsequently reduced or rendered unavailable to us.

In addition, our Company has a contingent tax liability to pay $2.6 million, based on the provisions of an agreement reached on December 9, 2001 between Sapiens Technologies Ltd. and some of the Company's group entities with the Israeli Tax Authorities following a tax audit. The Company must obtain certain approvals from the Investment Center regarding the status of the Approved Enterprise, under the Law for Encouragement of Capital Investment, 1959 to some of its plans, within six months from the agreement date, in order to avoid paying the additional tax liability. The Company's management believes that it is probable that such approvals will be granted by the Investment Center. However, there can be no assurance that such approvals will be received.

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

ITEM 4.   INFORMATION ON THE COMPANY

I.        HISTORY OF THE COMPANY

The Company, which was incorporated in the Netherlands Antilles in 1990, has a registered office located at Lanhuis Joonchi, Kaya Richard J. Beaujon z/n, Curacao, Netherlands Antilles. Our telephone number is: (011) 599-97366-277. Holland Intertrust (Curacao) N.V. is the Company's agent in Curacao and serves as a member of our Board of Directors.

At the time of its formation through 1997, the Company marketed and supported a comprehensive software development tool originally known as "SAPIENS" later renamed "ObjectPool" and now known as Sapiens eMerge. The original software tool, whose software technology remains one of our key assets, involved an innovative, object and rules-based approach to software application development that substantially improved software development productivity while significantly reducing the cost and time required to build applications that previously had to be developed and maintained using procedural programming languages.

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

In February 2001, the Company announced a new strategic initiative in the Insurance and Financial Services industries. Our goal is to rise to a position of global leadership in delivering strategic business software solutions to the insurance industry.

For a description of our principal capital expenditures, please see Note 1(b) to our Financial Statements.

II.       BUSINESS OVERVIEW

Sapiens is a global provider of cost-effective, rapidly deployed business software solutions that support our clients' core business processes, such as insurance claims processing, loan/mortgage management and other key business solutions. These solutions consist primarily of our technology, methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications. These include rapid application development ("RAD"), the integration and evolution of legacy systems and the configuration and management of enterprise IT assets. Our accumulated expertise in serving more than 50 clients in the insurance and financial services industries, and our thorough understanding of their business processes and IT needs, has naturally evolved into an area of strategic vertical focus.

We enable our customers to gain competitive edge while maximizing the value of their investments in existing Information Technology ("IT") systems. Our flagship solution, Sapiens eMerge(TM), covers rapid application development and re-engineering, legacy to Web integration and application integration with other back-end and front-end systems and processes. We believe that our understanding of and broad experience in evolving legacy systems, our domain expertise in industries such as insurance and finance and our business logic and rules-based approach help our customers gain a competitive edge in the rapidly changing business world.

Our goal is to rise to a position of global leadership in delivering strategic business solutions to the insurance industry. We plan to achieve this objective by combining our domain expertise and extensive experience in deploying robust, high volume solutions in order to deliver customizable life & pensions, general insurance and loans & mortgages business frameworks to our clients. The cornerstone of our strategic vertical focus and solution offerings remains Sapiens eMerge(TM), our technology-rich platform that has evolved and matured over the course of thousands of man-years of research and development efforts. Sapiens eMerge, which serves hundreds of our clients worldwide, accelerates business solution development, legacy lifecycle management and maintenance.

We market our solutions globally through our direct sales force and through marketing alliances with global IT providers, such as IBM and EDS. These alliances enable us to reach a broader base of customers while complementing our partners' offerings.

One of our key assets is our global, blue-chip customer-base, which is built on years of trust and on-time delivery. Our customers include: 3M, Argos, AXA Insurance, Berlinische Leben, Canadian Imperial Bank of Commerce, Six Continents Hotels (Holiday Inn), Honda Motors, IBM, International Paper, Liverpool Victoria, Mutuelles du Mans Assurances, Norwich Union Health Care, OneBeacon Insurance Company, Panasonic UK, New Jersey Manufacturers Insurance, Principal Financial, Siemens Energy and Automation and other major organizations worldwide.

INDUSTRY BACKGROUND

Organizations worldwide are struggling to keep pace with the rapidly-changing business environment. Mergers and acquisitions, new internet-related business models aimed at improving service levels and operational efficiencies, as well as regulatory reforms, are driving IT to some of its most serious challenges ever. The velocity of business change has increased across the board, while traditional IT shops are unequipped to address these challenges, which creates what we call "The Information Age Crisis".

Businesses try to address the Information Age Crisis in a variety of ways. Certain companies opt to dedicate significant in-house IT resources to solve these issues. In many cases, however, organizations lack the requisite internal resources and know-how. As a result, many of these organizations rely on the expertise of external IT service providers.

The insurance industry, in particular, is under tremendous pressure to adapt core business processes to evolving business and regulatory requirements. Transforming and modernizing the business requires both enhanced and flexible INSURANCE SOLUTIONS and effective LEGACY LIFECYCLE MANAGEMENT.

Today's market features a wide range of external IT service providers, from those that provide strategic e-business consulting, to those that specialize in creative design and branding and building Web sites, to others that sell tools to link back-end systems with the Web. While IT service providers offer specific implementation expertise and solutions, they do not necessarily provide cost-effective and timely methodologies based on easy-to-use, flexible and robust technologies. Businesses are seeking solutions that combine proven technology with consulting expertise and development methodologies in order to extend the value of legacy systems while providing rapid time-to-market in their objective of reducing costs and streamlining operations.

Businesses that are successful in leveraging their existing legacy systems and domain knowledge will survive and even profit from the Information Age Crisis. Others that ignore or fail to optimize usage of their legacy systems are not likely to fare as well.

In tandem with ongoing IT pressures, European organizations face an additional challenge: they must migrate all of their IT systems to the euro currency. Adoption of a single European currency is a complex endeavor and will affect a multitude of applications and systems, including general ledger, inventory order processing, purchasing, accounts receivable and payable, taxation, price lists, payroll, inventory expense accounts and historical databases. These organizations need a rapid, reliable euro conversion solution that addresses all aspects of the currency conversion while preserving data integrity and maintaining business-as-usual performance during and after the euro transition.

OUR BUSINESS SOLUTIONS

Sapiens provides business-critical software solutions and services to large-scale enterprises, allowing them to adapt rapidly to ever-changing business and technology demands.

These offerings include re-engineering, custom development or re-development of applications, and legacy evolution. Both re-engineering and legacy evolution rely on core technological solutions: rapid application development, rapid integration, legacy renewal and Web development.

REENGINEERING

The Sapiens Re-engineering solution involves delivery of new business software applications that are either re-developed from existing systems or developed from scratch. These applications are delivered globally, spanning diverse industries, levels of application complexity and computer platforms.

LEGACY EVOLUTION

The Sapiens Legacy Evolution solution involves the understanding, extension and transformation of existing legacy applications including their adaptation to the Internet or for intranets.

Both of these business solutions rely on the following:

o RAPID APPLICATION DEVELOPMENT. Sapiens has a rich heritage in the rapid application development (RAD) of complex, large-scale, mission-critical applications. Sapiens applies its rules-based, object technologies in combination with its RAAD (Rapid Architected Application Development) methodology, to incrementally build new or re-engineered applications to meet changing business requirements.

o RAPID INTEGRATION. The diversification of platforms and applications, as well as the move to more distributed architectures, necessitates open interfaces to external applications. eMerge Rapid Integration capabilities involves connecting disparate applications so that they can operate together seamlessly. Our solution is independent of any particular operating paradigm and it can be loosely or tightly coupled with other applications, send and receive both synchronous or asynchronous messages, and deploy at a single site or distributed network.

o LEGACY SOLUTIONS. Sapiens offers two legacy-related core solutions: understanding and analyzing legacy systems, or legacy analysis, and extending legacy data and user interfaces to the Web, or legacy renewal.

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

WEB DEVELOPMENT

Sapiens' Web development solution is a rules-based Internet Web development and deployment environment that handles workflow, presentation, user interaction and local validations. The solution integrates Web standards into existing non-Web applications to facilitate immediate Web enabling. For new applications, the integration of Web standards is an integral component of the overall e-business application, which is seamlessly integrated with back-office processes while providing full transaction processing capabilities.

To supplement the above Web development based on Sapiens technologies, Sapiens acquired Internet Marketing Associates, an Internet design and consulting agency based in Canada in January 2000. This acquisition broadened Sapiens' offering by adding expertise in information content and architecture, Internet marketing, personalization and large-scale Web site design. With these newly integrated skill sets, Sapiens' consultants can design, develop, deploy and test Internet, intranet, and extranet sites. The Web development projects can be conducted using either eMerge-based technologies, external development tools or a combination of both.

MIGRATIONS

Sapiens has a history of assisting its customers in adapting their IT systems to changes, whether due to internal business decisions (e.g., mergers, acquisitions, new business models) or external circumstances (e.g., year 2000, migration to euro currency, new regulations or the advent of Internet). Sapiens' established migration methodologies are used in conjunction with the Company's platform-independent technologies. Sapiens' extensive project management experience and asset discovery solution also play key roles in the migration of customers' mission-critical systems.

o EUROMIGRATION(TM). Sapiens EuroMigration(TM) is a comprehensive, phased euro conversion solution designed to address dual currency needs and the inevitable changeover to a single European currency. It features gradual data and code conversions via non-intrusive wrapping and bridging, cluster analysis for project efficiency and manageability, and rapid dual-denomination functionality. This solution is now geared towards the United Kingdom, where companies are taking cautionary and preparatory steps to enable them to make a quicker transition to the euro.

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

SERVICES

o OUTSOURCING OF APPLICATION MAINTENANCE. Sapiens' outsourcing services evolved from the Company's strong, long-term relationships with its customers. Sapiens is currently servicing multi-year outsourcing contracts with blue-chip customers involving mission-critical systems. The outsourcing projects can be performed either on or off the customers' premises. Sapiens' asset discovery solution contributes to the maintenance and management of an enterprise's IT environment.

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

          PILOT/PROOF OF CONCEPT - a working model is built to demonstrate that Sapiens can deliver a solution that meets the customer's requirements within a very short period of time.

          DEVELOPMENT PHASE

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

          ONGOING PRODUCTION

          Technology maintenance includes ongoing version upgrades and feature enhancements within versions designated as "releases". There are four tiers of technology support:

          First tier -customer site
          Second tier - local support center
          Third tier -international support center, or ISC, located at our facilities.
          Fourth tier - Sapiens R&D located at our facilities.

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

SAPIENS EMERGE is based on a multi-tier architecture and operates in multi-platform environments, encompassing a multitude of hardware vendors, operating system environments, and databases. Platforms supported include IBM's S/390 (zSeries), AS/400 (iSeries) and HP-UNIX. SAPIENS EMERGE supports databases such as VSAM, IMS, DB2, IDMS, Oracle and Informix. Because SAPIENS EMERGE exemplifies open systems and cross-platform capabilities, solutions developed with it can be seamlessly migrated from platform to platform and from database to database.

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

o    The eMerge Repository

The EMERGE repository contains all of the information that comprises an organization's portfolio of applications. The information within the repository includes all EMERGE objects and rules, screen and report layouts, database mapping information and security profiles. The repository is governed by its own set of rules and objects that control the contents of the repository. The developer of an EMERGE application simply populates the repository with application specifications, which are then governed by the repository's own rules and objects. Cross-referencing is supported, making application maintenance easy.

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

o    Multi-Tier Architecture

The Company's technology is based on a multi-tier architecture, which includes PRESENTATION, BUSINESS LOGIC and DATA. The presentation layer houses the client technology, including character-based 3270 terminals, Windows-based clients and Web browsers. The business logic layer contains the EMERGE objects and rules, and may reside on various server platforms, including mainframe, AS/400, UNIX and HP-UX. The third layer accommodates the application data, which may be stored in a wide range of database management systems, including DB2, Oracle, Informix, IMS, VSAM and others.

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

o    eMerge Enterprise Server

EMERGE ENTERPRISE SERVER, the core of all Sapiens' solutions, is a reliable and scalable enterprise class transaction server, able to handle heavy workloads with thousands of users and millions of daily transactions. EMERGE ENTERPRISE SERVER , in its "knowledgebase", a powerful object-oriented data dictionary, contains the aforementioned application definition-objects and business rules.

EMERGE ENTERPRISE SERVER resides on a server and runs under a number of operating systems and working environments, as follows:

--------------------------------------------------------------------------------
     SERVERS                              OPERATING SYSTEMS/WORKING ENVIRONMENTS
--------------------------------------------------------------------------------
     IBM iSeries (AS/400)                 OS/400
--------------------------------------------------------------------------------
     HP Unix Server                       HP-UX
--------------------------------------------------------------------------------
     IBM zSeries (S/390)                  MVS (CICS, IMS/DC, TSO, Batch), VM/CMS
--------------------------------------------------------------------------------

An application developed using EMERGE ENTERPRISE SERVER is portable. For example, if an application is developed in HP-UX, it can be seamlessly migrated to IBM iSeries or zSeries.

o    eMerge i.way Interaction Server

Our "I.WAY" product is based on the EMERGE ENTERPRISE SERVER with the addition of HTTP and interaction servers. I.WAY enables scalable, enterprise-wide access to data in distributed environments. By using various Web standards (HTML, CSS, SSL, etc.) and Java, I.WAY provides a personalized user experience on a standard Web browser. Sapiensi.way is deployed on the Windows NT/2000 platform.

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

o The user interaction logic - both for presentation and for session flow, are defined in a declarative manner and stored centrally in the eMerge knowledge base repository along with all other application definitions.

o Multithreading is supported - at runtime, a separate session thread is allocated for each user session, with a local knowledge base per session created at the middle tier. This enhances performance without losing the productivity edge of centrally managed Web development.

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

The eMerge Development Workbench runs on the Windows NT/2000 platform connected to the server development environment and is constantly synchronized with application changes, thereby reducing maintenance.

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

EMERGE XML ADAPTER

EMERGE XML ADAPTER is a peer-to-peer environment (inbound and outbound), that serves cases where disparate, remote, and separately-controlled applications need to be integrated. The typical and primary utilization of the XML ADAPTER is in B2B integration scenarios. A few design highlights of the XML ADAPTER:

* Documents are declaratively defined in the EMERGE KNOWLEDGEBASE and mapped to application elements.
* Messages may be defined manually, or message definitions may be automatically created (imported) based on existing XML
     DTDs/schemas/messages.

* Both XML message and schema are generated (no user coding is involved, giving better productivity, etc.). XML Schema Definition is fully supported (on top of DTDs).

* The solution is compatible with various XML exchange standards (ebXML, BizTalk, TPA).

*    Inbound and Outbound messages are sent from within eMerge rules.

* Both point integration and hub-based, many-to-many integration scenarios are supported; various transports may be used.

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

KEY BENEFITS TO SAPIENS CUSTOMERS

o FAST TIME TO MARKET (HIGH ROI). Sapiens' combination of a RAD methodology, rules-based development tools, and experienced consultants have resulted in significant productivity increases at customer sites. Declarative development with business rules replaces traditional programming methods, addressing the full application life cycle, meaning that no programming code development is required. This represents a reduction in logic specification and application maintenance of 5 to1 and dramatically enhances the quality of the delivered application since most "bugs" arise in the non-standard logic.

o DOMAIN EXPERTISE. Sapiens supports its target markets with the domain expertise of its consultants, the proven methodologies developed by Sapiens Technologies and Sapiens' accumulated experiences with customers in these markets.

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


INSURANCE

AXA Global Risks                        Banco Credicoop
AXA Insurance                           Banco Sudameris
Berlinische Leben                       Bank Hapoalim
Canada Life (Albany)                    Bank Leumi
Delta Lloyd General Insurance           Bank of Ireland
ELVIA Vie Leben Vita                    Bank Slaski S.A
Guardian Financial Services             Barclays Retail Financial Services
Helvetia Patria Versicherungen          Canadian Imperial Bank of Commerce
ING Canada                              Capital Bank (NWS Bank Plc)
Liverpool Victoria                      National Australian Goup
MediRisk                                PKO BP S.A. Bank
Menora Insurance Company                Principal Financial Group
Mutuelle du Mans Assurances (MMA)       Woolwich Direct
Nationale Nederlanden                   Sanwa Bank
New Jersey Manufacturers                Thomas Cook Financial Services
Nissan Kasai
Norwich Union                           GOVERNMENT & UTILITIES
OneBeacon                               Ameritech
Principal Life Insurance                ELMU-Budapesti Elektromos Muvek
Royal London Insurance                  Houston Industries
Scottish Provident                      Israeli Civil Service Commission
Surplus Line Ass'n of California        Israeli Ministry of Construction & Housing
The Prudential                          Israeli Ministry of Labor & Social Affairs
US Automobile Association               Israeli Ministry of Defense (Malan)
Virginia Farm Bureau                    Israeli Ministry of Health
                                        Israeli Ministry of Transportation
                                        Israeli Social Security Institution
FINANCIAL SERVICES                      Israeli Air Force
Abbey National Mortgage Finance         Israel Defense Forces (Mamram)

Israel National Police                  TDK Corporation
JA Chiba Keizairen                      Visy
KRUS-Farmers' National Insurance of
Social Security Office of Thailand      TRANSPORTATION
State of Arkansas                       Belgian National Railway
State of North Carolina, Dept. of       (NMBS/SNCB)
Transportation                          Canada Maritime
                                        InterContainer-Interfrifo
                                        Natural AG (Cronat)
MANUFACTURING                           Norfolk Southern Railway
3M
ALPS Electric                           RETAIL
Canon France                            Argos
Dunaferr Rt                             Groupe Andre
Haworth, Inc.                           HAC Kimisawa Co.
Honda                                   JA Kumamoto Agricultural
International Paper
Kawasaki Heavy Industries               MISCELLANEOUS
Kirin Brewery                           American Assn. of Retired Persons
Mazda Parts Europe                      Bass Hotels (Holiday Inn)
Mercedes-Benz Schweiz AG                Oxmoor House Media Services
PZL
Renault
Siemens Energy & Automation Inc.
Stomana Metal Industries
JD Williams & Company
Mega Sports Corporation
Panasonic UK


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

RAPID APPLICATION DEVELOPMENT

Our competitors in the application development and e-commerce marketplaces include tool vendors and system integrators. RAD Tool vendors with whom we compete include Versata, Software AG, HNC (Blaze), ARTEch (GeneXus), Magic and Lansa. Consultants and system integrators who offer competing solutions include IBM, EDS, Cap Gemini, Computer Associates International, Andersen Consulting, and KPMG.

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

EURO CONVERSIONS

Competition in the euro conversion marketplace includes technology vendors such as Crystal, as well as large and specialized consulting organizations and system integrators, such as IBM, who offer the full range of euro conversion services.

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

The Company has marketing and sales personnel located in its operations in the United States, the United Kingdom, France, Germany, Canada, Japan, and Israel. The direct sales force focuses on large organizations within select industries. It also coordinates sales activities with system integrators such as Cap Gemini, CSC and IBM. These partnerships allow Sapiens to further expand its own solutions, and to gain access to specific types of domain.

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

DESCRIPTION OF PROPERTY

The Company leases office space in the United States, Canada, United Kingdom, France, Israel, Switzerland, Germany, Belgium, and The Netherlands. The lease terms are generally five to ten years. The Company believes that its existing facilities are adequate for its current needs.

III.      ORGANIZATIONAL STRUCTURE

We operate globally through our operating subsidiaries. The following chart shows the corporate structure of our Company and our material operating subsidiaries. Unless indicated otherwise, each subsidiary is wholly-owned by its parent.

                               [GRAPHIC OMITTED]

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

The Company's discussion and analysis of its financial condition and result of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with Generally Accepted Accounting Principles in the United States (US GAAP). The preparation of these financial statements required the Company to make estimations and judgments, in accordance with US GAAP, that affect the reporting amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, bad debts, goodwill and other intangible assets, capitalized software development costs, deferred taxes, income taxes and legal contingencies. The Company based its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The following accounting policies form the basis of the above-referenced estimates and judgments that the Company made in preparing these consolidated financial statements.

REVENUE RECOGNITION

The Company recognizes revenue in accordance with Statement of position No. 97-2, "Software Revenue Recognition" ("Sop 97-2"), as amended. SAB 101 requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence of the existence of an agreement; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) is based on management judgments regarding the fixed nature of the fee charged for services rendered, products delivered and the collectibility of those fees.

The Company's project business derives a significant portion of its revenue from fixed price contracts. Revenues from fixed-price contracts are recognized based on Statement of Opinion No. 81-1 "Accounting for Performance of Construction Type and Certain Production Type Contracts" ("SOP 81-1") which require the accurate estimation of the cost, scope and duration for each project. Revenue and related cost for these projects are recognized on percentage of completion, using the input measure to assess the percent completed with revisions to estimates reflected in the period in which changes become known. If the Company does not accurately estimate the resources required or the scope of work to be performed, or does not manage its project properly within the projected periods of time or satisfy its obligations under the contract, then project margins may be significantly and negatively affected, which may result in losses on existing contracts. Any such resulting reductions in margins or contract losses in a large, fixed-price contract, may have a material adverse impact on the Company's results of operations.

BAD DEBT

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers was to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

GOODWILL AND OTHER IDENTIFIABLE INTANGIBLE ASSETS

Goodwill associated with the excess purchase price over the fair value of assets acquired and other identifiable intangible assets, are currently amortized on the straight-line method over their estimated useful lives.

These assets are currently reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

As discussed herein, the Federal Accounting Standards Board issued SFAS 141 and SFAS 142 in June 2001. SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets separate from goodwill. SFAS 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. We plan to adopt these pronouncements effective January 1, 2002. At such time, we anticipate that amortization associated with purchased goodwill will cease.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

Our policy on capitalized software costs determines the timing of our recognition of certain development costs. In addition, this policy determines whether the cost is classified as a development expense or cost-of-license fee. Management is required to use professional judgment in determining whether development costs meet the criteria for treatment as immediate expenses or as capitalized development costs.

DEFERRED TAXES

The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company determines that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period in which such determination is made. Likewise, should the Company determine that it will not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset will be charged to income in the period in which such determination is made.

INCOME TAXES

The Company, through its operating subsidiaries, operates within multiple tax jurisdictions and may be subject to tax audit in these jurisdictions. These tax audits can involve complex issues, which may require an extended period of time to resolve. In management's opinion, adequate provisions for income taxes have been made for all years

We are currently involved in certain legal proceedings and claims that arose in the ordinary course of business. As discussed in Note 11 of our consolidated financial statements, as of December 31, 2001, we have accrued our estimate of the probable costs for the resolution of these claims. This estimate has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these claims and/or proceedings will have a material adverse effect on our consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions related to these claims and proceedings.

RESULTS OF OPERATIONS

REVENUES. Product Revenues are comprised of sales of licenses, license upgrades, application development and re-engineering projects, and platform and/or computing environment migration projects. These projects are performed either on a fixed-price or time & materials basis. Service revenues include mainly time & material consultants and Maintenance support.

Total revenues in 2001 decreased 12.8% to $63.4 million from $72.7 million in 2000, and $91.8 million in 1999. Products revenues decreased 27.3% in 2001 to $27.9 million, after a decrease of 19% in 2000 and an increase of 27% in 1999 . Consulting and other service revenues increased 3.8% to $35.6 million from $34.3 million in 2000, and decreased 22.7% from $44.4 million in 1999.

Our product and consulting revenues for the year ended December 31, 2001 were adversely affected by the following factors and events.

Throughout the second half of the year 2000, our entire operation, particularly management, was focused on the attempt to complete the merger with Ness Technologies, Inc. which was finally aborted. The defocus caused by the merger preparations and the cancellation of the merger had a material adverse effect on the Company's sales, order entry and build-up of sales pipeline. This disruption of the sales process in the second half of the year 2000 had a material impact on revenues in 2001 - particularly in the first half - due to the lengthy sales cycle of our typical solution project. As reflected in our operating results during 2001, revenues suffered from a slow start followed by a moderate buildup that was not sufficiently offset by consulting and other service revenues, which have shorter sales cycles.

Our operating results for 2001 also were adversely affected by the general economic slowdown that impacted the entire software industry. The main effect of the general slowdown was a lengthening of the negotiation process of our sales contracts, which resulted in an even more protracted sales cycle.

A review of revenues from operations within geographic areas based on our customers' locations shows that our subsidiary in France suffered the heaviest impact of the foregoing factors and ended the year 2001 with revenues of $6.0 million down from $16.6 million in 2000 and $26.4 million in 1999. Most of the decline in France was due to the completion of euro conversion projects, while no other projects that were in negotiations during the year 2001 were actually closed.

Revenues from our German operation declined to $4.8 million in 2001 compared with $6.3 million in 2000 and $10.7 million in 1999. Revenues from our other small territories also declined to $6.8 million in 2001 versus $11.4 million in 2000 and $9.6 million in 1999. These territories include Switzerland, Japan, Holland, Spain, Belgium, Australia and South Africa.

In contrast with the foregoing territories, revenues in our major territories improved during 2001 versus 2000. Sapiens U.K. produced revenues of $21.3 million in 2001 versus $17.7 million in 2000 and $12.4 million in 1999; Sapiens Americas reported revenues of $18.5 million in 2001 versus $15.1 million in 2000 which was a decrease from $25.9 million in 1999. Finally, Sapiens Israel increased revenues to $6.1 million in 2001 versus $5.6 million in 2000 which was a decrease from $6.9 million in 1999.

CURRENCY FLUCTUATION. We expect that a significant portion of our revenues will continue to be denominated in European currencies, mainly the euro and the GBP, and some of our revenues will be denominated in the Japanese yen. As a result, movements in the exchange rates between the US dollar and the euro and/or the US dollar and the Japanese yen could have a material adverse impact on our revenues and results of operations within Europe and Japan.

COST OF SALES AND GROSS PROFIT. Cost of sales are mainly comprised of labor costs of software consultants and engineers, amortization of capitalized software and royalties to the "OCS. Cost of sales for Service revenues also includes depreciation of fixed assets. Our Overall gross profit decreased 3.5% to $19.9 million from $20.6 million in 2000 and $46.1 million in 1999 which represent a decrease of 55.3 %. However, gross profit as a percentage of revenues, increased to 31.3% in 2001 from 28.3% in 2000 which was a decrease from 50.2% in 1999.

Gross profit from product revenue decreased 40.6% in 2001 to $7.5 million from $12.7 million in 2000 and $31.0 million in 1999, and gross margin from product revenues was 27.0% in 2001 compared with 33.0% in 2000 and 65.5% in 1999.

The decline in gross profit as a percentage of product revenues resulted primarily from the following factors: high level capitalized software amortization ($4.6 million in 2001 versus $3.2 million in 2000 and $2.8 million in 1999) and unexpected additional efforts in completing the performance of euro migration projects. Capitalized software development costs were $4.0 million in 2001 compared with $4.3 million in 2000 and $2.8 million in 1999.

The increase in amortization of capitalized software is resulting from our strategic focus on our future component-based eMerge solutions and the defocus on other non- strategic areas. Royalty expense pursuant to the OCS funding programs, included in cost of products, was $1.5 million and $1.3 million in 2001 and 2000, respectively.

In contrast to product revenues, gross profit from Service revenues, consulting and maintenance increased 55.8% to $12.3 million in 2001 from $7.9 million in 2000 which was a decrease from $ 15.1 million in 1999. Gross margin from consulting and other services improved in 2001 to 34.7% from 23.1% in 2000 and 34.0% in 1999 mainly due to improved utilization of our professional resources and replacement of low margin consulting services with those that have higher margins. Improved efficiencies and better utilization of our maintenance professionals also contributed to the improvement in gross profit and gross margin from our consulting and other services.

RESEARCH AND DEVELOPMENT, NET. Research and development ("R&D") costs are mainly comprised of labor costs and depreciation of fixed assets net of grants from the OCS. Net research and development expenditures declined 50.5% in 2001 to $4.5 million from $9.1 million in 2000, and $5.0 million in 1999. A portion of our research and development expenditures is funded by the Office of the Chief Scientist ("OCS") in Israel pursuant to programs entitling the Government to receive royalties on sales of products developed as a result of research projects so funded. The net R&D expenditure in 2001 benefited from OCS funding in the amount of $1.6 million. Due to the late approval of the R&D grant in the year 2000, the Company did not record any R&D funding in 2000 compared with $2.0 million (20.6% of gross R&D expenditures) in 1999.

In the year 2001, our Research and Development before capitalization of software development costs and royalty-bearing grants, decreased 24.7% to $10.0 million from $13.4 million in 2000 and $9.9 million in 1999. The decrease in research and development gross expenditures in the year 2001 is mainly due to the closing of our eZoneXchange operation, the decline of investment in euro conversion technology and the streamlining of the R&D organization as part of the Company's overall cost-reduction efforts .

SELLING AND MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES, NET. Selling and marketing, general and administrative, net ("SG&A") expenses decreased 38.5% to $28.7 million in 2001 from $46.7 million in 2000 which was an increase from $27.9 million in 1999. Expressed as a percent of revenues, SG&A expenses decreased to 45.3% in 2001 from 64.2% in 2000 which was an increase from 30.4% in 1999. The decrease in SG&A expenses in 2001 is the result of the aggressive cost efficiency program that management implemented throughout 2001. Among other things, management has materially reduced headcount throughout the organization, including headcount in sales and marketing and general and administrative departments. As part of its continuous commitment to achieve maximal operational and organizational efficiencies, management in 2001 streamlined infrastructure across-the-board. The Company has closed its small-scale offices in Spain, Brazil, Thailand, Hong Kong, Australia and The Netherlands, while maintaining local support for existing clients.

The Company is also taking steps to improve efficiencies within its organizational structure. In 2001, the Company merged its various subsidiaries in North America and Canada into one wholly-owned subsidiary, Sapiens Americas Corporation (a New York corporation). We are currently in the process of merging our various subsidiaries into one wholly-owned subsidiary in each territory. The territories in which our subsidiaries are in process of merging are France, UK and Germany.

RESTRUCTURING EXPENSES. On December 31, 2000 we recorded a restructuring charge in the amount of $2.6 million, which represented involuntary termination benefits for approximately 200 employees as part of our recovery plan for the year 2001. The restructuring plan was aimed at streamlining the Company by improving gross performance margins and reduction of SG&A costs.

TAXES ON INCOME. Tax expenses were $0.7 million in 2001 compared with a net tax benefit of $1.9 million in 2000 and a net tax benefit of $1.7 million in 1999. The Company's entire provision for taxes on income relates to operations in jurisdictions other than the Netherlands Antilles. The effective income tax rate varies from period to period as the result of the various jurisdictions in which the Company operates and where each one has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowance of deductions, credits and other benefits). The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company did not recognize a majority of the deferred tax assets relating to the net operating losses of the Company's subsidiaries worldwide due to the uncertainty of the realization of such tax benefits.

Approximately $350 thousand of the tax accrual in 2001 is the result of an agreement reached on December 9, 2001 between Sapiens Technologies Ltd. and some of the Company's group entities, with the Israeli Tax Authorities ("the ITA") following a tax audit. In accordance with the agreement's provisions, the Company agreed to pay an amount of approximately $1 million for the tax years through 1999, which will be paid in 12 equal monthly payments, commencing with the agreement date.

NET INCOME/LOSS. Net loss for 2001 was $18.0 million compared with a net loss of $38.2 million in 2000 and net income of $13.1 million in 1999.

LIQUIDITY AND CAPITAL RESOURCES. Cash, cash equivalents and short term investments at the end of 2001 were $16.0 million compared with $19.9 million at the end of 2000 and $ 16.8 million at the end of 1999.

In addition restricted cash deposits at the end of 2001 were approximately $2.5 million. Restricted cash deposits are maintained with banks as security for the Company's short-term debt.

Net Cash used in operations was $2.6 million in 2001 compared with $ 21.1 net cash used in operations in 2000 and with break-even net cash used in operations in 1999. The improvement in 2001 versus 2000 was due primarily to the aggressive reduction of costs throughout the Company's operations, a material decrease in trade receivables due to efficient collection efforts. Net cash used in investing activities was $4.3 million in 2001, compared with $3.7 million in 2000 and $4.2 million in 1999.

Net cash provided by financing activities totaled $6.4 million in 2001, compared with net cash provided in financing activities of $33.4 million in 2000 and net cash used in financing activities of $7.0 million in 1999. The decrease in 2001 was the net effect of the Company's redemption of $4.2 million of redeemable shares in its eZoneXchange subsidiary and $9.9 million proceeds from issuance of Series F convertible preferred shares and warrants, as described below. There was no material change in the Company's use of short-term bank credit lines during 2001.

In March 2002, the Company received approval from its lender banks to extend the existing credit lines in the amount of $25.5 million for an additional twelve-month period beginning March 31, 2002. Of the $23.5 million credit lines, the bank approved the extension of $6 million through March 31, 2005.

In December 2000, the Company entered into a memorandum of understanding with Yarnfield International Limited, an affiliate of Magnum Technologies Fund, and Formula Systems Ltd., for a $15 million investment in exchange for issuance of Series F preferred shares, which remained subject to shareholder approval. On December 25, 2000 the Company received a $5 million nonrefundable deposit, for which it agreed to issue 5 million common shares if the agreement was not approved by shareholders, or Series F preferred shares if the agreement was approved.

In February 2001, the Company's shareholders approved the share purchase agreement, and the Company issued to the investors an aggregate of 10,000 Series F preferred shares par value 1,500 Dutch guilder per share.

We believe that available working capital and credit lines will be sufficient for the next 12 months to support our operating requirements. The Company may consider other financing alternatives to finance strategic goals and future growth.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        DIRECTORS AND OFFICERS OF REGISTRANT

The following table sets forth certain information regarding the current executive officers and directors of the Company.

NAME                                  AGE       POSITION

Ron Zuckerman (1)                      45       Chairman of the Board
Yitzhak Sharir                         51       President and Chief Executive Officer
Yuval Hadari                           61       Chief Financial Officer
Jacob Sivan                            51       Executive Vice President, Business
                                                Marketing and Sales Development

Amos Shattner                          51       Executive Vice President,
                                                Technologies and Operations

Haim Zysberg                           46       Chief Technology Officer
Steven Kronengold                      42       Secretary and General Counsel
Dani Goldstein                         48       Director
Shlomo (Shai) Sole                     51       Director
L. Robert Libutti (2)                  65       Director
Tsvi Misinai                           56       Director
Kenneth J. Bialkin (1)                 73       Director
Michel Berty (1) (2)                   62       Director
Holland Intertrust (Curacao) N.V. (2) (3)       Director

(1)  Member of Compensation Committee

(2)  Member of Audit Committee

(3) Holland Intertrust (Curacao) N.V. is a corporate body organized under the laws of the Netherlands Antilles. The Articles of Incorporation of the Company provide that a corporate body may be a member of the Board of Directors.

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

By virtue of their beneficial ownership or deemed beneficial ownership of Common Shares the current directors and officers of the Company may be deemed to beneficially own approximately 20% of the outstanding Common Shares and will be in a position to control the election of the Company's directors and thus the direction and future operations of the Company.

There are no family relationships among the executive officers or directors of the Company. The Company has no current intent or plan to change its compensation arrangements with respect to directors for serving as directors.

B.        COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate amount of compensation paid by the Company during the fiscal year ended December 31, 2001, to all directors and executive officers as a group for services in all capacities was $2,308,922 which includes amounts set aside or accrued to provide pension, retirement severance or bonuses and similar benefits, but does not include amounts expended by the Company for automobiles made available to its officers or expenses (including business travel and professional and business association dues) reimbursed to such officers. The aggregate amount set aside or accrued by the Company during its fiscal year ended December 31, 2001, to provide pension, retirement severance and similar benefits for directors and executive officers of the Company was $153,419. The foregoing amounts also exclude stock option grants to the Company's directors and officers pursuant to the Company's 1992 Stock Option Plan, which is described below.

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

The Company grants to its independent directors options to purchase 20,000 shares of the Company's common stock annually. The options are granted at an exercise price equal to the fair market value of the Company's common stock on the date of grant. The term of the options is 10 years and the options vest at a rate of 25% per annum.

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

In 1992, the Company reserved 500,000 Common Shares for issuance of awards under the 1992 Stock Plan. In February 1994, the shareholders adopted the resolution to increase the number of shares reserved for grant under the 1992 Stock Plan by an additional one million Common Shares. In October 1995 and January 1997 the Company increased the number of shares available for grant under the 1992 Stock plan by an additional one million Common Shares each in order to retain and attract management and other key personnel essential to the Company's achievement of various performance milestones based on net operating profit, excluding extraordinary items. In March 1998 and October 1998 the Company increased the number of shares available for grant under the Plan by an additional one million Common Shares each for the purpose of attracting new talent to the Company. In January 2000 and November 2000, the Company increased the number of shares available for grant under the Plan by an additional two million and four million Common Shares respectively. These increases were necessary in light of the decline in the market price of the Company's Common Shares, which rendered previous option grants valueless, and the need to retain the Company's talented personnel under difficult conditions.

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

As of December 31, 2001, options to purchase 7,848,494 Common Shares (1,879,200 of which were held by officers and directors) were outstanding with exercise and vesting dates beginning in June 1993 and expiring at various dates through December 2011. As of that date, the Company had granted restricted stock awards of 214,500 (1,750 of which were held by current and former officers and directors) to employees. As of December 31, 1997, all of the restricted shares had vested under the restricted stock awards. Restricted stock awards vested at various dates beginning in June 1993.

III.      BOARD PRACTICES

Members of the Company's Board of Directors are elected by a vote at the annual general meeting of shareholders and serve for a term of one year. Each executive officer serves until his/her removal by the Board of Directors or resignation from office.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors is comprised of three external directors, nominated by the Board of Directors. During the year 2001, Messrs. Libutti, Berty and Holland Intertrust (Curacao) N.V. served as members of the Audit Committee. Its primary function is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing financial information, internal controls and the audit process. The Committee is governed by a Charter and meets at regularly scheduled quarterly meetings.

COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors is comprised of three external directors, nominated by the Board of Directors. During the year 2001, Messrs. Zuckerman, Bialkin and Berty served as members of the Compensation Committee. The primary function of the Compensation Committee is to manage the Company's Stock Option Plan and review and approve all matters relating to the compensation of the Company's officers and directors. The Committee meets at regularly scheduled quarterly meetings.

D. EMPLOYEES

Competition for personnel in the Company's industry is intense. The Company believes that its future success will depend in part on its continued ability to hire and retain qualified personnel. There can be no assurance that the Company will be successful in attracting and retaining sufficient numbers of qualified personnel to conduct its business in the future.

As of December 31, 2001, the Company had a total of 622 employees, including 83 in research and development, 414 in consulting, delivery and technical support; and 125 in SG&A.

E.        SHARE OWNERSHIP

See Item 7.

ITEM 7:        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth, as of December 31, 2001, certain information with respect to the beneficial ownership of the Company's Common Shares by (i) each person known by the Company to own beneficially more than 5% of the outstanding Common Shares and (ii) all officers and directors of the Company as a group.

NAME AND ADDRESS                                  SHARES BENEFICIALLY OWNED (1)
----------------                                  --------------------------
                                                  NUMBER            PERCENT
                                                  ------            -------

Capital International Inc.                       1,789,000             7.3%
    333 South Hope Street
    50th Floor
    Los Angeles, CA , USA

Meister Software N.V. (2)                        1,704,000             7%
    De Ruyterdade 58A
    Curacao, Netherlands Antilles

Century Holdings, Inc. (3)                       1,704,000             7%
    C/o Secretary
    Residence Park
    P.O. Box 4258
    CH-6300 Zug, Switzerland

Artemis Investment and Trading Inc. (4)          2,003,000             8.2%
    C/o Secretary
    Residence Park
    P.O. Box 4258
    CH-6300 Zug, Switzerland

Lako Enterprises S.A. (5)                        2,192,499             8.9%

    C/o Secretary
    Residence Park
    P.O. Box 4258
    CH-6300 Zug, Switzerland

DIRECTORS AND OFFICERS

    Ron Zuckerman (6)                            3,208,999            13.1%

    Itzick Sharir (7)                            1,500,000             6.1%

    Tsvi Misinai (8)                             1,726,666             7%

    Shai Sole (9)                                2,014,100             8.2%

Each of the remaining directors and officers owns less than 1% of the Company's Common Shares.

As of December 31, 2001 there were approximately 165 holders of record of the Company's Common Stock, including 108 holders of record with addresses in the United States.

(1) Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The number of Common Shares deemed outstanding as of December 31, 2001 is 24,505,694.

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

RELATED PARTY TRANSACTIONS

1. On December 25, 2000, the Company entered into an agreement with Yarnfield International Limited, an affiliate of the Magnum Technologies Fund, and Formula Systems (1985) Ltd., pursuant to which they agreed to invest $15 million in the Company in return for convertible preferred shares to be issued by the Company. According to the terms of the private placement, the preferred shares, which have a three-year term of maturity, were initially convertible into common stock at $1.50 per common share. On August, 2001 the conversion price has been adjusted to $1.14 per common share. There will be no further adjustment to the Conversion Price. At maturity, 3 years from the date of investment, the Company will redeem all of the outstanding series F convertible preferred shares through payment of cash or delivery of common shares, at the Company's election. If common shares are issued, the redemption price will be the average closing sale price of the Company's common share for the 30 trading days preceding maturity. The Company's inetention as of December 31, 2001 is to redeem the investment in shares. Other key terms of the transaction include the investors' three-year option to invest an additional $15 million on the same terms as the current transaction and according to the current conversion price. The investors will also be entitled to nominate two representatives to the Company's Board of Directors, subject to shareholder approval at the annual general meetings of shareholders. The Company's shareholders approved the private placement transaction at a special meeting of shareholders held on February 22, 2001, and the transaction was closed on March 6, 2001. Ron Zuckerman, Chairman of the Board of the Company, is an advisor to Magnum.

2. On April 4, 2001, the Company entered into a share purchase and loan agreement with Red Coral Holdings, Inc. ("Red Coral"), owned by the Company's President and Chief Executive Officer. According to the terms of the agreement, Red Coral purchased 1,500,000 Common shares of the Company for a purchase price $975,000. As part of the agreement, the Company granted to Red Coral a loan in the amount of $975,000 for the purpose of acquiring the common shares. The term of the loan is six years with accrued interest at a rate of 4%, which is payable on January 15th of each calendar year. The interest amount is fully-recourse and fixed. To secure payment of the loan, Red Coral granted the Company a lien and security interest on all of the common shares. To secure fulfillment of the terms of the agreement, the common shares are being held in escrow by the General Counsel of the Company.

ITEM 8.   FINANCIAL INFORMATION

          See Item 18.

LEGAL PROCEEDINGS

The Company is subject to certain legal proceedings and claims that arise in the conduct of its business. In the opinion of management, the amount of liability, if any, as a result of these claims and proceedings is not likely to have a material effect on the financial condition or results of operations of the Company.

In 2000, the Company filed a lawsuit against GIE AGF Systems D'Information (hereinafter - "AGF SI"), a customer, regarding an unpaid balance related to a year two thousand project performed during 1998 and 1999. On February 14, 2001 the French court ruled that AGF SI must pay the Company the sum of approximately $3 million. Following the French court ruling, AGF SI filed an appeal to the Court of Appeals of Paris. On January 26, 2002, the Company filed a counter pleading in reply rejecting the claims presented by AGF SI and claiming an additional amount of approximately $3.5 million in respect with the contract signed between the parties. The Company, based on the advice of its legal counsel, believes that the court will not accept AGF SI's appeal.

ITEM 9.   THE OFFER AND LISTING

A.        OFFER AND LISTING DETAILS

The Company's Common Shares are quoted on the Nasdaq National Market ("Nasdaq") under the symbol "SPNS".

As of December 31, 2001, 24,505,694 Common Shares were outstanding and additionally 213,000 shares were held in treasury by the Company.

The table below sets forth the high and low last reported sale prices for the Common Shares on an annual basis for the years 1996 through 1998 and on a quarterly basis for the years 1999 and 2000:

                                                      HIGH               LOW
                                                      ----               ---
1997     (ANNUAL)                                   6.3125             2.6875
----

1998     (ANNUAL)                                   9.4375             3.375
----




1999     (ANNUAL)                                   17.063             8.313
----




2000
----
First Quarter                                       22.000            11.625
Second Quarter                                       12.75             5.063
Third Quarter                                        7.625             3.875
Fourth Quarter                                        4.25             0.719


2001
----
First Quarter                                       1.6562             0.8438
Second Quarter                                       1.491             0.656
Third Quarter                                         1.33             0.54
Fourth Quarter                                        1.10             0.56

The table below sets forth the high and low last reported sale prices for the Common Shares during the most recent six-month period:

                                                      HIGH               LOW
                                                      ----               ---
September 2001                                        1.05             0.57
October 2001                                          0.72             0.56
November 2001                                         1.20             0.64
December 2001                                         1.10             0.85
January 2002                                          1.10             0.93
February 2002                                         1.37             0.96
March 2002                                            1.32             1.20

ITEM 10.       ADDITIONAL INFORMATION

I.        SHARE CAPITAL

Not applicable.

II.       MEMORANDUM AND ARTICLES OF ASSOCIATION (THE "ARTICLES")

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

I.        COMMON SHARES

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

II.       DIVIDEND POLICY

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

III.      SERIES F PREFERRED SHARES

The Series F Shares will have all of the rights of the common shares into which they are convertible, on an as-converted basis. In addition, each Series F Share entitles its holder to the following powers, preferences and rights:

IV.       PREFERENCE RIGHTS

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

V.        VOTING RIGHTS

Each Series F Preferred Share is convertible into 1,000 Common Shares, subject to adjustment, and the holders of the Series F Shares are entitled to vote their shares on an as-converted basis.

VI.       REDEMPTION

The redemption date of the Series F Preferred Shares is March 6, 2004, at which time the Company will redeem, in cash or common shares at the Company's option, all of the Series F Shares then outstanding at the redemption price of $1,500 per Series F Share. In the event the Company chooses to redeem Series F preferred Shares with the Company's common shares, the Company shall issue the number of common shares determined by dividing the redemption price by the average closing market price for common share for the 30 trading day prior to the Redemption Date.

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




III.      MATERIAL CONTRACTS

A.        AMENDMENT OF PUT/CALL AGREEMENT

On February 13, 2001, the Company and the investors in eZoneXchange agreed to amend the terms of the Put and Call Option Agreement that the Company entered into in connection with the investors' purchase of 600,000 shares of eZoneXchange for $15 million in April 2000. According to the terms of the amendment, the investors put 173,100 shares of eZoneXchange to the Company in return for $4.5 million. As a result, the amount of the principal portion of the redeemable shares in a subsidiary was decreased by $ 4.2 million, net of expenses.

In addition, if the market price of the Company Common stock reaches $2 per share, the investors will have the right to put an additional 192,333 shares of its eZoneXchange stock in return for the Sapiens Common stock at a price of $2.75 per share.

The remaining portion of the investment in eZoneXchange will continue to be subject to the original terms of the Put and Call Option Agreement.

B.        EXCHANGE CONTROLS

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

C.        TAXATION

The Israel Tax Authority has commenced an audit of the Company's subsidiaries, Sapiens Technologies, Ltd. and Sapiens Israel Software Systems Ltd. In December 2001, the Company has reached an agreement with the Israeli Tax Authorities ("the ITA") as a result of a tax assessment. In accordance with the agreement's provisions, the tax liability for the tax years through 1999 will be increased by approximately $1 million, which will be paid in 12 equal monthly payments, commencing the agreement date.

In addition, the Company have a contingent tax liability to pay additional $2.6 million, based on the provisions of the above mentioned agreement. The Company would need to obtain certain approvals from the "Investment Center" regarding the status of the

"Approved Enterprise", under the "Law for Encouragement of Capital Investment, 1959" to some of its plans, within 6 months from the agreement date, in order to avoid paying the additional tax liability.

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

D.        UNITED STATES FEDERAL INCOME TAXATION

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

E.        NETHERLANDS ANTILLES TAXATION

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

F.       UNITED STATES BACKUP WITHHOLDING AND INFORMATION REPORTING

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

IV.       DIVIDENDS AND PAYING AGENTS

Not applicable.

V.        STATEMENT BY EXPERTS

Not applicable.

VI.       DOCUMENTS ON DISPLAY

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

VII.      SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in exchange rates, interest rates or weak economic conditions in the markets in which we sell our products and services. We have been and we are actively monitoring these potential exposures. To manage the volatility relating to these exposures, we may enter into various forward contracts. Our objective is to reduce, where it is deemed appropriate to do so, fluctuations in earnings and cash flows associated with changes in foreign currency rates and interest rates.

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

As of December 31, 2001, we had approximately $16.2 million outstanding on our short-term credit agreements and $167 thousand recorded as long-term lease obligations. The potential loss to the Company over one year that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates of all applicable financial assets and liabilities on December 31, 2002 would be approximately $180 thousand.

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

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                         Page

Report of Independent Public Accountants                                 F-2
Consolidated Balance Sheets                                              F-3-4
Consolidated Statement of Operations                                     F-5
Consolidated Statement of Changes in Shareholders' Equity                F-6-8
Consolidated Statement of Cash Flow                                      F-9-11
Notes to the Consolidated Financial Statements                           F-12-42


ITEM 19. EXHIBITS

1.   Articles of Association of Sapiens International Corporation N.V.

2. Share Purchase Agreement by and between Sapiens International Corporation N.V. and Formula System (1985) Ltd.-On File

3. Amendment to Put/Call Agreement between The Israel Mezzanine Fund, L.P., Israel Discount Bank Ltd. and Sapiens International Corporation N.V. dated February 13, 2001.-On File.

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certified that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement (annual report) to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    SAPIENS INTERNATIONAL CORPORATION N.V.


                                            By:
                                                ------------------------------
                                                        Yitzhak Sharir
                                                        President & CEO



Date: April 15, 2002

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                              AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2001


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

CONSOLIDATED STATEMENTS OF OPERATION                               F - 5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                  F - 6 - F - 8

CONSOLIDATED STATEMENTS OF CASH FLOWS                         F - 9 - F - 11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                F - 12 - F - 42




                                 - - - - - - - -

ERNST & YOUNG            o KOST FORER & GABBAY            o Phone: 972-3-6232525
                           3 Aminadav St.                   Fax: 972-3-5622555
                           Tel-Aviv 67067, Israel



                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                     SAPIENS INTERNATIONAL CORPORATION N.V.

          We have audited the consolidated balance sheets of Sapiens International Corporation N.V. ("the Company") and its subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2000 and 2001, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.







Tel-Aviv, Israel                               KOST FORER & GABBAY
February 12, 2002, except Note 18 for   A Member of Ernst & Young International
which the date is March 25, 2002

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
================================================================================


                                                                                                  DECEMBER 31,
                                                                                      -------------------------------------
                                                                                           2000                  2001
                                                                                      ---------------       ---------------
                                                                                           U.S. DOLLARS IN THOUSANDS
                                                                                      -------------------------------------
 ASSETS

 CURRENT ASSETS:

 Cash and cash equivalents                                                                  $17,038               $16,087
 Restricted cash deposits (Note 3)                                                                -                 2,500
 Marketable securities including pledged amounts of $2,548 and $50
  as of December 31, 2000 and 2001, respectively (Notes 4 and 12)                             2,872                    50
 Trade receivables (net of allowance for doubtful accounts of $ 4,834
  and $4,599 as of December 31, 2000 and 2001, respectively) (Note 5)                        31,663                17,563
 Other receivables and prepaid expenses (Note 6)                                              7,713                 7,084
                                                                                      ---------------       ---------------

 Total current assets                                                                        59,286                43,284
                                                                                      ---------------       ---------------

 PROPERTY AND EQUIPMENT, NET (Note 7)                                                         6,707                 4,097
                                                                                      ---------------       ---------------

 OTHER ASSETS:

 Capitalized software development costs, net of accumulated
  amortization of $16,226 and $20,719 as of December 31, 2000 and
  2001, respectively (Note 8a)                                                               10,385                 9,444
 Goodwill, net of accumulated amortization of $3,303 and $4,878 as of
  December 31, 2000 and 2001, respectively (Note 8b)                                          9,197                 7,579
 Other, net of accumulated amortization of $2,141 and $3,305 as of
  December 31, 2000 and 2001, respectively (Note 8c)                                          6,825                 6,059
                                                                                      ---------------       ---------------

 Total other assets                                                                          26,407                23,082
                                                                                      ---------------       ---------------

 Total assets                                                                               $92,400               $70,463
                                                                                      ===============       ===============




The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
================================================================================


                                                                                                      DECEMBER 31,
                                                                                           --------------------------------
                                                                                               2000               2001
                                                                                           --------------    --------------
                                                                                              U.S. DOLLARS IN THOUSANDS
                                                                                                 (EXCEPT SHARE DATA)
                                                                                           --------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Short-term bank credit (Note 10a)                                                           $  16,767          $ 16,209
   Current maturities of long-term debt (Note 10b)                                                   214               245
   Trade payables                                                                                  6,112             3,242
   Deferred revenues                                                                               3,172             1,633
   Other liabilities and accrued expenses (Note 9)                                                25,131            20,318
                                                                                           --------------    --------------

Total current liabilities                                                                         51,396            41,647
                                                                                           --------------    --------------

LONG-TERM LIABILITIES:
   Convertible subordinated notes and other long-term liabilities (Note 10b)                       7,433             7,365
                                                                                           --------------    --------------

REDEEMABLE SHARES IN A SUBSIDIARY (Note 1d)                                                       14,675            10,711
                                                                                           --------------    --------------

COMMITMENT AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS' EQUITY (Note 14):
Share capital:
   Convertible preferred shares: Authorized - 0 and 20,000 Dutch Guilders of
      1,500 par value at December 31, 2000 and 2001, respectively; Issued and
      outstanding - 0 and 10,000 at      December 31, 2000 and 2001, respectively;
      Aggregate liquidation preference of approximately $ 0 and $ 15 million as
      of December 31, 2000 and 2001, respectively.                                                    --             6,361
   Common shares: Authorized 40,000,000 and 70,000,000 of 1 par value at December
      31, 2000 and 2001, respectively; Issued: 23,214,661 and 24,714,661 at December
      31, 2000 and 2001, respectively; Outstanding: 23,001,894 and 24,505,694 at
      December 31, 2000 and 2001, respectively.                                                    9,364            10,020
   Additional paid-in capital                                                                     71,945            80,514
   Deferred stock compensation                                                                      (175)              (68)
   Proceeds on account of shares (Note 14a)                                                        5,000                --
   Treasury shares                                                                                (2,423)           (2,423)
   Note receivable from a related party shareholder                                                    -              (975)
   Accumulated other comprehensive loss                                                           (4,651)           (4,555)
   Accumulated deficit                                                                           (60,164)          (78,134)
                                                                                           --------------    --------------

Total shareholders' equity                                                                        18,896            10,740
                                                                                           --------------    --------------

Total liabilities and shareholders' equity                                                     $  92,400         $  70,463
                                                                                           ==============    ==============

The accompanying notes are an integral part of the consolidated financial statements.

                      , 2002
----------------------------------------------------       --------------------------         -----------------------------
     Date of Approval of financial statements                    Yitzhak Sharir                      Ron Zuckerman
                                                               President and Chief                  Chairman of the
                                                                Executive Officer                  Board of Directors

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
================================================================================


                                                                                        YEAR ENDED DECEMBER 31,
                                                                             --------------------------------------------
                                                                               1999              2000              2001
                                                                             -------           --------          --------
                                                                                      U.S. DOLLARS IN THOUSANDS
                                                                                       (EXCEPT PER SHARE DATA)
                                                                             --------------------------------------------
Revenues (Note 15b and 1a):
  Products                                                                   $47,390           $ 38,403          $ 27,876
  Consulting and other services                                               44,440             34,341            35,559
                                                                             -------           --------          --------

Total revenues                                                                91,830             72,744            63,435
                                                                             -------           --------          --------

Cost of revenues:
  Products                                                                    16,354             25,737            20,358
  Consulting and other services                                               29,333             26,414            23,212
                                                                             -------           --------          --------

Total cost of revenues                                                        45,687             52,151            43,570
                                                                             -------           --------          --------

Gross profit                                                                  46,143             20,593            19,865
                                                                             -------           --------          --------

Operating expenses:
  Research and development, net (Note 16a)                                     5,021              9,101             4,501
  Selling, marketing, general and administrative, net                         27,880             46,682            28,725
  Aborted merger costs (Note 17)                                                  --              1,252                --
  Restructuring costs (Note 1c)                                                2,019              2,558                --
                                                                             -------           --------          --------

Total operating expenses                                                      34,920             59,593            33,226
                                                                             -------           --------          --------

Operating income (loss)                                                       11,223            (39,000)          (13,361)
Financial income (expenses), net (Note 16b)                                      412               (632)           (3,187)
Other expenses, net                                                             (220)              (403)             (665)
                                                                             -------           --------          --------

Income (loss) before taxes on income                                          11,415            (40,035)          (17,213)
Taxes on income (benefit) (Note 13)                                           (1,678)            (1,949)              726
                                                                             -------           --------          --------

                                                                              13,093            (38,086)          (17,939)
Minority interest in earnings of a subsidiary                                    (25)                --               (31)
                                                                             -------           --------          --------

Net income (loss)                                                            $13,068           $(38,086)         $(17,970)
                                                                             -------           --------          --------

Dividends on preferred shares (Note 14f)                                     $  (418)          $   (107)         $     --
                                                                             -------           --------          --------

Net income (loss) to shareholders of common shares                           $12,650           $(38,193)         $(17,970)
                                                                             =======           ========          ========

Basic net earnings (loss) per share (Note 16c)                               $  0.61           $  (1.69)         $  (0.78)
                                                                             =======           ========          ========
                                                                                                                 ========

Diluted net earnings (loss) per share (Note 16c)                             $  0.53           $  (1.69)         $  (0.78)
                                                                             =======           ========          ========


The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
================================================================================

                                                                                                     COMMON        ACCUMULATED
                                                                        ADDITIONAL                   SHARES           OTHER
                                             PREFERRED      COMMON        PAID-IN      TREASURY    ACCRUED AS     COMPREHENSIVE
                                               SHARES       SHARES        CAPITAL       SHARES      DIVIDENDS          LOSS
                                            ------------- ------------  ------------  -----------  ------------  --------------
                                                                                        U.S. DOLLARS IN THOUSANDS
                                            -----------------------------------------------------------------------------------

Balance as of January 1, 1999                    $4          $7,996       $ 63,494      $ (2,423)     $ 720         $(2,055)


Comprehensive income:
   Net income                                    --              --             --            --         --              --

   Other comprehensive loss:
    Unrealized losses on
      available-for-sale marketable              --              --             --            --         --              --
      securities, net
    Foreign currency translation
      adjustments                                --              --             --            --         --              --

   Other comprehensive loss                      --              --             --            --         --          (1,395)

  Total comprehensive income

Conversion of preferred shares
  to common shares:

   Series "D1"                                 (*--              73            (73)           --         --              --
Employee stock options exercised                 --             352          1,996            --         --              --
Warrants exercised                               --             109          1,180            --         --              --
Compensation expense related to issuance
   of warrants to service providers              --              --             57            --         --              --
Common shares issued as dividends on
   Series D1 preferred shares                    --              17            154            --       (171)             --
Common shares accrued as
  dividends on preferred shares                  --              --             --            --        418              --
Shares issued in connection with the
 acquisitions of Syspart and Sapiens Japan       --             147          2,785            --         --              --
                                            ------------- ------------  ------------  -----------  ------------  --------------

Balance as of December 31, 1999                  $4          $8,694        $69,593       $(2,423      $ 967         $(3,450)
                                            ============= ============  ============  ===========  ============  ==============

 ACCUMULATED
   DEFICIT         TOTAL
--------------  ------------

----------------------------

$(34,621)       $ 33,115



  13,068          13,068
                ------------


      --            (261)


      --          (1,134)
                ------------
      --          (1,395)
                ------------
                  11,673
                ------------



      --              --
      --           2,348
      --           1,289

      --              57

      --              --

    (418)             --

      --           2,932
--------------  ------------

$(21,971)       $ 51,414
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


                                                                                  PROCEEDS               COMMON     ACCUMULATED
                                                         ADDITIONAL   DEFERRED       ON                  SHARES        OTHER
                                    PREFERRED   COMMON    PAID-IN       STOCK      ACCOUNT   TREASURY  ACCRUED AS  COMPREHENSIVE
                                      SHARES    SHARES    CAPITAL   COMPENSATION  OF SHARES   SHARES   DIVIDENDS        LOSS
                                    ---------   ------   ---------  ------------  ---------  --------  ----------  -------------
                                                    U.S. DOLLARS IN THOUSANDS

----------------------------------- --------------------------------------------------------------------------------------------

Balance as of January 1, 2000          $ 4     $8,694    $69,593      $  --        $  --     $(2,423)     $967      $(3,450)

Comprehensive loss:
   Net loss                             --         --         --         --           --          --        --          --
   Other comprehensive loss:
    Unrealized losses on
      available-for-sale marketable
      securities, net                   --         --         --         --           --          --        --          --
    Foreign currency translation
    adjustments                         --         --         --         --           --          --        --          --

   Other comprehensive loss             --         --         --         --           --          --        --      (1,201)


Total comprehensive loss

Conversion of preferred shares
  to common shares:
   Series "D1"                          (1)       131       (130)        --           --          --        --          --
   Series "E"                           (2)       169       (167)        --           --          --        --          --
   Series "D2"                          (1)       104       (103)        --           --          --        --          --
Employee stock options exercised        --        166        832         --           --          --        --          --
Warrants exercised                      --          2          6         --           --          --        --          --
Compensation expense related to
   issuance of warrants to service
   providers                            --         --         78         --           --          --        --          --
Deferred stock compensation
   related to options repriced          --         --        628       (628)          --          --        --          --
Amortization expense on re-priced
  options                               --         --         --        453           --          --        --          --
Deferred tax benefit on exercised
   options                              --         --        547         --           --          --        --          --
Common shares accrued as dividends
   on preferred shares                  --         --         --         --           --          --       107          --
Common shares issued as dividends
   on preferred shares
   Series "D1"                          --         31        326         --           --          --      (357)         --
   Series "E"                           --         40        366         --           --          --      (406)         --
   Series "D2"                          --         25        286         --           --          --      (311)         --
Shares issued as payment in
   respect of acquisitions
   adjustments of SAIC, Syspart
   and Sapiens Japan                    --          2       (317)        --           --          --        --          --

Proceeds on account of shares           --         --         --         --        5,000          --        --          --
                                       ---     ------    -------      -----        -----    --------     -----     -------


Balance as of December 31, 2000        $--    $ 9,364    $71,945      $(175)      $5,000     $(2,432)      $--     $(4,651)
                                       ===     ======    =======      =====        =====    ========     =====     =======

ACCUMULATED
  DEFICIT        TOTAL
 ----------    ---------

U.S. DOLLARS IN THOUSANDS
-------------------------

 $(21,971)      $ 51,414


 (38,086)       (38,086)
                -------


      --            (58)


      --         (1,143)
                -------
      --         (1,201)
                -------
                (39,287)
                -------



      --             --
      --             --
      --             --
      --            998
      --              8

      --             78



      --             --

      --            453
      --            547



    (107)            --


      --             --
      --             --
      --             --


      --           (315)


      --          5,000
                -------


$(60,164)      $ 18,896
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

                                                                                                    PROCEEDS
                                          CONVERTIBLE               ADDITIONAL        DEFERRED         ON
                                          PREFERRED     COMMON       PAID-IN           STOCK        ACCOUNT      TREASURY
                                            SHARES      SHARES       CAPITAL       COMPENSATION    OF SHARES      SHARES
                                          ----------- -----------  -----------     -------------- ------------  ---------- -
Balance as of January 1, 2001           $    --       $  9,364      $ 71,945       $   (175)      $  5,000       $ (2,423)

Total comprehensive loss:
Net loss                                     --             --            --             --             --             --

Other comprehensive loss:
  Unrealized losses on
   available-for-sale
   marketable securities, net                --             --            --             --             --             --
  Foreign currency translation
   adjustments                               --             --            --             --             --             --

  Other comprehensive loss                   --             --            --             --             --             --

Total Comprehensive loss
Employee stock options exercised             --              1            (1)            --             --             --
Compensation expense related to
  issuance of warrants to banks              --             --           203             --             --             --
Amortization expense on re-priced
  options                                    --             --            --            107             --             --
Issuance of Series "F"
convertible preferred shares              6,361             --         8,518             --         (5,000)            --
  and warrants, net
Common shares issued for a note              --            655           320             --             --             --
  to a related party
Payment in respect of
  acquisition adjustment of
  Syspart                                    --             --          (471)            --             --             --
                                       --------       --------      --------       --------       --------       --------


Balance as of December 31, 2001        $  6,361       $ 10,020      $ 80,514       $    (68)            --       $ (2,423)
                                       ========       ========      ========       ========       ========       ========


    NOTE       ACCUMULATED
 RECEIVABLE       OTHER
   FROM A     COMPREHENSIVE    ACCUMULATED
SHAREHOLDER        LOSS          DEFICIT        TOTAL
------------- ---------------  -------------  -----------
       $--       $ (4,651)      $(60,164)      $ 18,896


        --             --        (17,970)       (17,970)
                                               --------



        --             --             --            (30)

        --             --             --            126
                                               --------
        --             96             --             96
                                               --------
                                                (17,874)
                                               --------
        --             --             --             --

        --             --             --            203


        --             --             --            107

        --             --             --          9,879

      (975)            --             --             --



        --             --             --           (471)
  --------       --------       --------       --------


  $   (975)      $ (4,555)      $(78,134)      $ 10,740
  ========       ========       ========       ========

Accumulated unrealized gain from
  available for sale marketable                 $    28
  securities
Accumulated foreign currency                     (4,583)
  translation adjustments                       --------
Accumulated other comprehensive loss            $(4,555)

The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================


                                                                                       YEAR ENDED DECEMBER 31,
                                                                           ------------------------------------------------
                                                                              1999              2000             2001
                                                                          --------------    -------------    --------------
                                                                                     U.S. DOLLARS IN THOUSANDS
                                                                          -------------------------------------------------
 Cash flows from operating activities:
  Net income (loss)                                                          $13,068           $(38,086)         $(17,970)

  Adjustments to reconcile net income
  (loss) to net cash used in operating
  activities:
  Depreciation amortization and impairment                                     6,024              6,984             9,555
  Amortization of deferred gain on sale - leaseback transaction                 (160)              (226)               (3)
  Gain on marketable securities                                                 (222)               (91)             (124)
  Loss (gain) on disposal of property and equipment                              (11)                (8)              417
  Amortization of compensation expenses related to issuance of
    warrants to service providers                                                 57                 78                --
  Amortization expense on re-priced options                                       --                453               107
  Decrease (increase) in trade receivables                                   (16,790)              (873)           13,372
  Increase in other receivables and prepaid expenses                          (2,959)              (251)              (82)
  Decrease (increase) in deferred income taxes, net                           (1,443)            (2,636)               50
  Reduction of income taxes related to employee stock option
    exercised                                                                     --                547                --
  Increase (decrease) in trade payables                                           50              2,702            (2,664)
  Increase (decrease) in deferred revenues                                      (835)               942            (1,347)
  Increase (decrease) in other liabilities and accrued expenses                3,169              9,332            (4,230)
  Accrued interest on redeemable shares in a subsidiary                           --                 --               270
  Minority interests in earnings of a subsidiary                                  25                 --                31
                                                                             -------           --------          --------

Net cash used in operating activities                                            (27)           (21,133)           (2,618)
                                                                             -------           --------          --------
Cash flows from investing activities:

  Purchase of property and equipment                                          (2,174)            (3,663)             (508)
  Increase in capitalized software development costs                          (2,814)            (4,250)           (3,967)
  Increase in restricted cash                                                     --                 --            (2,500)
  Purchase of marketable securities                                           (3,253)            (6,763)           (2,883)
  Proceeds from sale of marketable securities                                  8,124             12,078             5,573
  Proceeds from sale of property and equipment                                   103                 38                96
  Purchase of other assets                                                    (1,059)              (321)               --
  Payment for acquisition of IMA (1)                                              --               (275)              (66)
  Proceeds from acquisition of Sapiens Japan (2)                                 184                 --                --
  Payment for acquisition of Syspart (3)                                      (3,360)              (164)               --
  Payment for acquisition of SAIC (4)                                             --               (401)              (41)
                                                                             -------           --------          --------

Net cash used in investing activities                                         (4,249)            (3,721)           (4,296)
                                                                             -------           --------          --------

The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================


                                                                                        YEAR ENDED DECEMBER 31,
                                                                            ------------------------------------------------
                                                                                1999              2000             2001
                                                                            -------------     -------------    -------------
                                                                                       U.S. DOLLARS IN THOUSANDS
                                                                            ------------------------------------------------
Cash flows from financing activities:

  Proceeds from issuance of redeemable shares in a subsidiary                     --             14,675                --
  Redemption of redeemable shares in subsidiary                                   --                 --            (4,234)
  Amortization of bond issuance costs                                            142                 --                --
  Proceeds from issuance of Series "F" convertible preferred shares
    and warrants, net                                                             --                 --             9,879
  Proceeds from exercise of options and warrants                               3,637                819                --
  Proceeds on account of shares                                                   --              5,000                --
  Increase (decrease) in short-term bank debt, net                            (1,973)            13,204               772
  Payment of Senior Subordinated Notes                                        (8,743)                --                --
  Principal payment of long-term liabilities                                     (48)              (255)             (202)
  Proceeds from long-term loans                                                   --                 --               211
                                                                             -------           --------          --------

Net cash provided by (used in) financing activities                           (6,985)            33,443             6,426
                                                                             -------           --------          --------

Effect of exchange rate changes on cash and cash equivalents                    (226)              (286)             (463)
                                                                             -------           --------          --------

Increase (decrease) in cash and cash equivalents                             (11,487)             8,303              (951)
Cash and cash equivalents at the beginning of year                            20,222              8,735            17,038
                                                                             -------           --------          --------

Cash and cash equivalents at the end of year                                 $ 8,735           $ 17,038          $ 16,087
                                                                             =======           ========          ========

(1) Estimated net fair value of the assets acquired and liabilities assumed of IMA at the acquisition date (see
    Note 1b) was as follows:

    Working capital (excluding cash and cash equivalents)                                      $     90
    Property and equipment Goodwill                                                                  76
                                                                                                    109
                                                                                               --------
                                                                                               $    275

                                                                                               ========


(2) Estimated net fair value of the assets acquired and liabilities assumed of Sapiens Japan at the acquisition date (see Note 1b) was as follows:

    Working capital deficiency (excluding cash and cash
     equivalents)                                                            $   (74)
    Property and equipment                                                        73
    Long-term liabilities                                                     (1,177)
    Goodwill                                                                   1,762
                                                                             --------

                                                                                 584

    Less - amounts financed by the issuance of shares
     (see Note 1b)                                                              (768)
                                                                             --------

                                                                             $  (184)
                                                                             ========


The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================


                                                                                        YEAR ENDED DECEMBER 31,
                                                                            ------------------------------------------------
                                                                                1999              2000             2001
                                                                            -------------     -------------    -------------
                                                                                       U.S. DOLLARS IN THOUSANDS
                                                                            ------------------------------------------------

(3) Estimated net fair value of the assets acquired and liabilities assumed of Syspart at the acquisition date
     (see Note 1b) was as follows:

    Working capital deficiency (excluding cash and cash
     equivalents)                                                            $(1,249)
    Property and equipment                                                        99
    Goodwill                                                                   6,674
                                                                             --------

                                                                               5,524

    Less amounts financed by the issuance of shares
     (see Note 1b)                                                            (2,164)
                                                                             --------

                                                                             $ 3,360
                                                                             ========

(4) Estimated net fair value of the assets acquired and liabilities assumed of SAIC at the acquisition date
     (see Note 1b) was as follows:

   Goodwill                                                                                    $    583
                                                                                               --------

                                                                                                    583

   Less amounts financed by the issuance of shares
    (see Note 1b)                                                                                  (182)
                                                                                               --------

                                                                                               $    401
                                                                                               ========

Supplemental cash flow activities:
 Cash paid during the year for:
  Interest                                                                   $   750           $  1,305          $  1,440
                                                                             =======           ========          ========

  Income taxes                                                               $   261           $    337          $    471
                                                                             =======           ========          ========

Non-cash transactions:

Common shares accrued as dividends on preferred shares                       $   418           $    107                --
                                                                             =======           ========          ========

Common shares issued as dividends on preferred shares                        $   171           $  1,074                --
                                                                             =======           ========          ========

Revaluation of Syspart acquisition against liability                         $    --           $     --          $    471
                                                                             =======           ========          ========

The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE 1:   BUSINESS AND ORGANIZATION

          a.   General:

               Sapiens International Corporation N.V. ("the Company"), which operates through its worldwide subsidiaries, is a provider of rapidly deployed business software solutions that support its clients' core business processes, such as insurance claims processing, loan/mortgage management and other key business solutions. These solutions, which are based on the Sapiens eMerge technology, consist primarily of rapid application development ("RAD"), integration of legacy systems into new applications and technologies, mapping and management of enterprise IT assets, and reengineering services.

               The Company focuses in the Insurance industry, and is in the process of developing customizable component-based solutions for insurance claims processing, closed-books administration, policy administration and multi-channel connectivity. The Company also provides a specialized solution for the migration of European IT systems to the Euro currency.

               As to major customers in 2000, revenues from one customer represented 11% of the Company's total revenues.

          b.   Acquisition of companies:

               (1) In January 2000, the Company acquired all of the outstanding shares of Internet Marketing Associates, Inc. (hereafter - "IMA"), a Canadian corporation for $322,000 paid in cash. The operations of IMA are included in the consolidated statements from January 1, 2000. The acquisition was treated on the basis of the purchase method of accounting and accordingly, the purchase price has been allocated to the fair value of the assets acquired and liabilities assumed of IMA and resulted in recording of goodwill of approximately $109,000, which is being amortized over 3.5 years.

                    In February 2001 and August 2001, the Company paid in cash additional amount of $56,000 and $10,000, respectively, to IMA. The additional amounts were recorded as additional goodwill and amortized over the remaining expected life of the original goodwill.

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

NOTE 1:       BUSINESS AND ORGANIZATION (CONT.)

               (2) In May 1999, the Company acquired an additional 70.1% of the outstanding shares of Sapiens Japan Co., a Japanese corporation (hereafter - "Sapiens Japan"). The Company previously owned 19.9% of the outstanding shares of Sapiens Japan Co. The total consideration was approximately $1.5 million of which 48% was paid in cash and 52% in Sapiens common shares. The acquisition was treated on the basis of the purchase method of accounting and accordingly, the purchase price has been allocated to the fair value of the assets acquired and liabilities assumed of Sapiens Japan and resulted in recording of goodwill of approximately $1.8 million, which is being amortized over 10 years. The operations of Sapiens Japan are included in the consolidated statements from the acquisition date. On June 25, 2000 the Company issued 18,244 additional common shares due to a share price floor clause in the purchase agreement.

                    Pro forma information in accordance with APB 16 has not been provided as the net income and net earnings per share of Sapiens Japan for 1998 and 1999 were not material in relation to total consolidated net income and net earnings per share.

               (3) In May 1999, the Company acquired all of the outstanding shares of Syspart (Deutschland) GmbH, a German corporation (hereafter - "Syspart"). The total consideration was approximately $6 million (Including $354,000 of costs related to the acquisition) of which 64% was paid in cash and 36% in Sapiens common shares. The acquisition was treated on the basis of the purchase method of accounting and accordingly, the purchase price has been allocated to the fair value of the assets acquired and liabilities assumed of Syspart and resulted in recording of goodwill of approximately $6.7 million, which is being amortized over 10 years. The operations of Syspart are included in the consolidated statements from the acquisition date. On June 12, 2000 the Company paid additional consideration in the amount of $ 164,000 and on June 11, 2001 the Company accrued for additional consideration of $471,000, which were paid and accrued due to a share price floor clause in the purchase agreement. The additional amounts were recorded as reduction to the additional paid-in capital.

                    Pro forma information in accordance with APB 16 has not been provided as the net income and net earnings per share of Syspart for 1999 were not material in relation to total consolidated net income and net earnings per share.

               (4) In July 1998, the Company acquired all of the shares of Societe Auxilliaire d'informatique et de communication, a French corporation (hereafter - "SAIC"). The total consideration was approximately $2 million (including $205,000 of costs related to the acquisition) of which 51% was paid in cash and 49% in Sapiens common shares (including 60,000 shares of common stock set aside in escrow as a contingent payment). The acquisition was treated on the basis of the purchase method of accounting and accordingly, the purchase price has been allocated to the fair value of the assets acquired and liabilities assumed of SAIC and resulted in recording of goodwill of approximately $2.5 million, which is being amortized over 10 years.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE 1:   BUSINESS AND ORGANIZATION (CONT.)

                    The operations of SAIC are included in the consolidated statements from the acquisition date. The acquisition agreement called for payment of an additional amount of up to 60,000 of the Company's shares contingent upon the actual performance of SAIC. Such payment was recorded as additional goodwill, during the fourth quarter of 2000, when the performance was evaluated and amortized over the remaining expected life of the original goodwill.

                    The additional consideration was approximately $0.4 million of which 51% was paid in cash and 49% in Sapiens common shares. Of the 60,000 shares of common stock set aside 46,000 were released to the sellers and 14,000 were cancelled. The additional amount was recorded as additional goodwill and amortized over the remaining expected life of the original goodwill.

                    In January 2001, the Company paid in cash additional amount of $ 41,000 to SAIC. The additional amount was recorded as additional goodwill and amortized over the remaining expected life of the original goodwill.

               c.   Restructuring costs

                    In 2000, the Company recorded restructuring charges of approximately $2.6 million which was accrued as a short-term liability as of December 31, 2000 and were paid in 2001. The restructuring costs consist of employee termination benefits associated with involuntary terminations of approximately 250 employees, accounted for in accordance with EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3") and SAB 100, "Restructuring and Impairment Charges" ("SAB 100"). The terminations resulted from the Company's strategy to reduce costs and restore profitability.

                    In 1999, the Company recorded restructuring charges of approximately $2 million of which $ 990,000 was paid in 1999 and $1 million was accrued as a short-term liability as of December 31, 1999 and paid in the year 2000. The restructuring costs consist of employee termination benefits associated with the involuntary terminations of 40 employees accounted for in accordance with EITF 94-3. The employee terminations resulted from the change in the Company's strategy to focus on e-business and Internet-related technologies.

               d.   Investment in eZoneXchange:

                    In April 2000, the Company completed a private placement of 600,000 shares of Common stock ("Investor's Shares") of its wholly owned subsidiary, eZoneXchange.com, Inc.
                    ("eZoneXchange"), for $ 15 million. The investor also received a warrant to purchase an additional 2.25% of the common stock of eZoneXchange at the same private placement share price of $ 25 per share. As part of the transaction, the Company entered into a Put and Call Option agreement pursuant to which the investors were granted the right (exercisable in whole or in part) to cause the Company during the put option exercise period (May 4, 2004 through May 3, 2005) to repurchase the Investors' Shares at the principal amount of the investor's investment plus 5% annual interest accrued thereon from May 4, 2000.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE 1:   BUSINESS AND ORGANIZATION (CONT.)

                    The Put and Call agreement provides that 50% of the consideration for the Investors Shares will be paid in cash and 50% in Sapiens' common stock to be valued according to the average closing market price of Sapiens' common share over the 14 day trading period preceding the date of issuance of the Put consideration. The agreement also included a call option which grants the Company the option to purchase the Investor's Shares at a price of $30 million in the first two years after the investment date, $37.5 million in the third year, and $45 million in the fourth year. The purchase price will be multiplied by the percentage of shares purchased. The exercise period will last until the earlier of the fourth anniversary of the investment, an acquisition of, or and IPO of eZoneXchange.

                    The amount of $15 million was accounted for as a mezzanine item under redeemable shares in a subsidiary, net of issuance expenses.

                    During February, 2001, the Company decided to close the operations of eZoneXchange.com Inc. In February, 2001, the Company repurchased 173,100 of the investors shares in a cash repayment of $4.5 million for principal and interest, according to an amendment to the Put and Call Option agreement. As a result, the amount of the principal portion of the redeemable shares in a subsidiary was decreased by $4.2 million, net of expenses. In addition, in accordance with the amendment, if the market price of Sapiens' common share reaches $2 per share, the investors will have the right to put an additional 192,333 shares of its eZoneXchange stock in return for the Sapiens common share at a price of $2.75 per share. The remaining portion of the investment (approximately $5 million) will continue to be subject to the original terms of the Put and Call Option agreement.

                    The results of eZoneXchange were consolidated to the results of the Company starting from April 2000.

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

               b.   Financial statements in U.S. dollars:

                    A substantial portion of the Company's financing is made in U.S. dollars ("dollar"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs is incurred in dollars. A majority of the revenues of the Company and certain of its subsidiaries is generated in dollars. Company's management believes that the dollar is the primary currency of the economic environment in which the Company and those subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                    Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with Statement of the Financial Accounting standard Board No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

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

                    Foreign currency translation differences included in the financial income (loss) amounted to approximately $(302,000), $(210,000) and $(1,549,000) for the years 1999,
                    2000 and 2001, respectively.

               c.   Principles of consolidation:

                    The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

              d.    Cash equivalents:

                    Cash equivalents consist of interest-bearing demand deposits, money market funds and highly liquid debt instruments originally purchased with a maturity of three months or less.

               e.   Marketable securities:

                    Management determines the proper classification of investments in marketable debt and equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. All securities covered by Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), and were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders' equity, accumulated other comprehensive income. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               f.   Property and equipment:

                    Property and equipment are stated at cost less accumulated depreciation and depreciated using the straight-line method over the estimated useful lives of the assets:

                    Equipment and furniture              4 - 15 years
                    Computer equipment and software      3 - 5 years
                    Motor vehicles                       3 - 7 years
                    Leasehold improvements               (over  the  shorter  of
                                                         the  term of the  lease
                                                         or the estimated useful
                                                         life of the asset)

                    The Company and its subsidiaries periodically assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets in accordance with Statement of Financial Accounting Standard No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"). As of December 31, 2001, no impairment losses have been identified.

               g.   Capitalized software development costs:

                    Research and development costs incurred in the process of developing new products or product improvements, are charged to expense as incurred, net of participation by the Office of the Chief Scientist in the Israeli Ministry of Industry and Trade ("the OCS").

                    Statement of Financial Accounting Standard No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a detailed program design.

                    Capitalized software costs are amortized by the greater of the amount computed using: (i) the ratio that current gross revenues from sales of the software bear to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the software product (three to five years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. Based on its most recent analyses, management believes that no impairment of capitalized software development costs exists as at December 31, 2001.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE 2:       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               h.   Other assets:

                    Other   assets   are   stated  at  cost   less   accumulated
                    amortization.    Amortization    is   computed   using   the
                    straight-line method as follows:

                    Prepaid royalties                    15 years
                    Distribution rights                  7 years
                    Technology, usage rights
                     and other intangible assets         5-8 years
                    Goodwill                             3.5-10 years

                    The Company examines the realization of goodwill and other intangible assets annually and the appropriateness of the amortization period based on the estimated future undiscounted cash flows derived from the assets. Any impairment loss is recognized in the statement of operations. In 2001, such impairments were indicated and the Company recognized impairment loss in the amount of $723,000 which was included in the marketing, selling, general and administrative expenses.

               i.   Revenue recognition:

                    Product  revenues  include   fixed-price   contracts  (which
                    include the sale of software technology and services) and software license sales.

                    Revenues from fixed-price contracts are recognized based on Statement of Opinion No. 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts" ("SOP No. 81-1"), using contract accounting on a percentage of completion method based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2001 no such estimated losses were identified.

                    Revenues earned under software licensing agreements with end-users are recognized when all criteria outlined in Statement of Position No. 97-2 "Software Revenue Recognition" ("SOP No. 97-2") (as amended) are met. Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

                    The Company and its subsidiaries generally do not grant rights of return.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                     Where software arrangements involve multiple elements, revenue is allocated to each element based on vendor specific objective evidence ("VSOE") of the relative fair values of each element in the arrangement, in accordance with the "residual method" prescribed by Statement of Opinion No. 98-9. "Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions" ("SOP No. 98-9"). The Company's VSOE used to allocate the sales price to consulting, training and maintenance is based on the price charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements other than those accounted for using long-term contract accounting, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied.

                     Consulting and other service revenue includes also training and post-contract maintenance service. Revenues from consulting, maintenance and training services are recognized ratably over the contractual period or as services are performed.

                     Deferred revenue includes amounts received from customers for which revenue has not yet been recognized.

              j.     Advertising expenses:

                     Advertising expenses are charged to the statement of operations as incurred.

              k.     Government grants:

                     Royalty-bearing grants from the Government of Israel for funding of research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred, and are recorded as a reduction of research and development costs.

                     Non-royalty bearing grants from the Government of Israel for funding of marketing activities are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred, and are recorded as a reduction of marketing expenses. The Company received marketing grants in the amounts of $120,000, $0 and $0 for the years ended December 31, 1999, 2000 and 2001, respectively.

              l.     Income taxes:

                     The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               m.   Concentrations of credit risk:

                    Financial instruments that potentially subject the Company and certain of its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, and trade receivables. The Company's cash and cash equivalents are invested in deposits with major international financial institutions. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

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

                    The Company's marketable securities include investments in debentures of non-U.S. Corporations. Management believes that those Corporations are financially sound, and accordingly, minimal credit risk exists with respect to these marketable securities.

                    The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

               n.   Fair value of financial instruments:

                    The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. The carrying amounts of cash and cash equivalents, marketable securities, trade accounts receivables, short-term bank credit and trade accounts payable approximate fair values due to the short-term maturity of such instruments.

                    The carrying amounts of the Company's long-term borrowings arrangements approximate their fair value. Fair values were estimated using discounted cash flow analyses, based on prevailing market borrowing rates.

               o.   Derivative and hedging:

                    The company accounts for derivatives and hedging based on Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended ("SFAS No. 133"). SFAS 133 requires companies to recognize all of its derivative instruments on the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (CONT.)


                    For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values.

                    The Company enters into forward exchange contracts to hedge certain transactions denominated in foreign currencies. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from the sale of products to international customers will be adversely affected by changes in the exchange rates. The Company's forward contracts did not qualify as hedging instruments and the changes in the forward fair value are reflected in the statement of operations as financial income or expense.

               p.   Basic and diluted net earnings (loss) per share:

                    Basic net earnings (loss) per share is computed based on the weighted average number of common shares outstanding during each year including contingent shares. Diluted net earnings per share is computed based on the weighted average number of common shares outstanding during each year, plus dilutive potential Common shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

                    In 2000 and 2001, all convertible preferred shares, outstanding stock options, and warrants have been excluded from the calculation of the diluted net loss per Common share because all such securities were anti-dilutive for the period presented. In 1999, some of the convertible preferred shares have been excluded from the calculation of the diluted net loss per Common share because such securities were anti-dilutive for the 1999 earnings per share. The total weighted average number of shares related to the outstanding convertible Preferred shares, options and warrants excluded from the calculations of diluted net loss per share was 93,506, 7,336,725 and 13,557,257 for the years ended December 31, 1999, 2000 and 2001, respectively.

               q.   Stock-based compensation:

                    The  Company  has  elected to follow  Accounting  Principles
                    Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), are provided in
                    Note 14.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (CONT.)


                    The Company applies SFAS No. 123 and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF No. 96-18") with respect to warrants and options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of the options at the grant date.

               r.   Employee rights upon retirement:

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

                    Expense for contributions made to these plans was $921,000, $1,408,000 and $1,346,000 for 1999, 2000 and 2001,
                    respectively.

               s.   Impact of recently issued accounting standards:

                    In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations and No. 142, Goodwill and other Intangible Assets. Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combination completed after June 30, 2001. Statement No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

                    The Company will apply Statement No. 142 beginning in the January 1, 2002. Application of the nonamortization provisions of Statement No. 142 is expected to result in an increase in net income of approximately $1.1 million ($0.04 per share) in 2002. The Company will test the goodwill for impairment using the two-step process prescribed in Statement No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill and identified lived intangible assets as of January 1, 2002 in the first quarter of 2002. Any impairment charge resulting from these transitional impairment test will be reflected as cumulative effect of a change in accounting principle in the first quarter of 2002. The Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (CONT.)


                    In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and superseded SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged.

                    The Company expects to adopt SFAS No. 144 as of January 1, 2002 and it does not expect that the adoption of the Statement will have a significant impact.

               t.   Reclassification:

                    Certain 1999 and 2000 figures have been reclassified in order to conform with the 2001 presentation.

NOTE 3:  RESTRICTED CASH DEPOSITS

               Restricted cash deposits are maintained with banks as security for the Company's revolving credit line. The Company is restricted from withdrawing any portion of the secured balances at any time, until repayment of the credit line.

               Such restricted cash deposits are recorded at cost.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
NOTE 4:       MARKETABLE SECURITIES

               At December 31, 2000 and 2001, the Company's short-term investments were classified as available-for-sale securities and were carried at fair value. Gross realized gains on sales of these securities included in earnings in 1999, 2000 and 2001 totaled $222,000, $163,000 and $124,000, respectively. Gross realized losses on sales of these securities included in earnings in 1999, 2000 and 2001 totaled $0, $49,000 and $0, respectively.

               The aggregate fair value, gross unrealized holding gains, gross unrealized holding losses and amortized cost for securities at fair value by major security type at December 31, 1999 and 2000, are as follows:

                                                                              GROSS              GROSS            ESTIMATED
                                                         AMORTIZED          UNREALIZED         UNREALIZED            FAIR
                                                           COST                GAINS             LOSSES             VALUE
                                                        ---------          ----------         -----------          -------
                                                                            U.S. DOLLARS IN THOUSANDS
                                                        ------------------------------------------------------------------
               December 31, 2000:
                  Non-U.S. corporate debt
                   securities                             $ 2,799            $    94            $   (21)           $ 2,872
                                                        ---------          ----------         -----------          -------

                                                          $ 2,799            $    94            $   (21)           $ 2,872
                                                          =======            =======            ========           =======
               December 31, 2001
                  Non-U.S. corporate debt
                   securities                             $    22            $    28            $    --            $    50
                                                        ---------          ----------         ----------           -------

                                                          $    22            $    28            $    --            $    50
                                                        =========          =========          ==========           =======


               The  scheduled   maturities  of   available-for-sale   marketable
               securities as of December 31, 2000 and 2001 are as follows:

                                                                      2000                               2001
                                                        ---------------------------------  ----------------------------------
                                                          AMORTIZED         ESTIMATED         AMORTIZED         ESTIMATED
                                                             COST          FAIR VALUE           COST            FAIR VALUE
                                                        ---------------  ----------------  ----------------   ---------------
                                                                             U.S. DOLLARS IN THOUSANDS

                                                        ---------------------------------------------------------------------

               Due within one year                        $   269            $   339            $    22            $    50
               Due after one year through five  years
                                                            2,530              2,533                 --                 --
                                                          -------            -------            -------            -------

                                                          $ 2,799            $ 2,872            $    22            $    50
                                                          =======            =======            =======            =======
                  As for pledges see Note 12.

NOTE 5:-      TRADE RECEIVABLES

               The Company's trade receivables are composed of accounts receivable in the amounts of $17.7 million and $11.6 million as of December 31, 2000 and 2001, respectively and unbilled receivables in the amounts of $14 million and $6 million as of December 31, 2000 and 2001, respectively.

NOTE 6:       OTHER RECEIVABLES AND PREPAID EXPENSES

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

                                                                                                       DECEMBER 31,
                                                                                                ---------------------------
                                                                                                2000              2001
                                                                                                ----------    -------------
                                                                                                U.S. DOLLARS IN THOUSANDS
                                                                                                ---------------------------

               Sales and other taxes receivable                                                 $ 3,437              3,618
               Prepaid expenses                                                                   1,670                896
               Deferred income taxes                                                              1,240                655
               Government grants                                                                    293              1,018
               Other                                                                              1,073                897
                                                                                                -------            -------

                                                                                                $ 7,713              7,084
                                                                                                =======            =======


NOTE 7:   PROPERTY AND EQUIPMENT, NET

                                                                                                        ACCUMULATED
                                                                       COST                             DEPRECIATION
                                                          -------------------------------        --------------------------
                                                                   DECEMBER 31                          DECEMBER 31
                                                          -------------------------------        --------------------------
                                                               2000             2001                 2000           2001
                                                          --------------   --------------        ------------   -----------
                                                                               U.S. DOLLARS IN THOUSANDS
                                                          -----------------------------------------------------------------
               Equipment and furniture                    $ 2,970            $ 2,532            $ 1,363            $ 1,411
               Computer equipment and software             11,642             10,560              7,944              8,792
               Motor vehicles                                 128                139                 95                 66
               Leasehold improvements                       2,082              1,974                713                839
                                                          -------            -------            -------            -------
                                                          $16,822            $15,205            $10,115            $11,108
                                                          =======            =======            =======            =======

               Depreciation   expense   totaled   $1,839,000,   $2,213,000   and
               $2,318,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

               As for pledges see Note 12.

NOTE 8:   OTHER ASSETS

               a. Amortization expense for capitalized software development costs for 1999, 2000 and 2001 was $2,842,000, $3,176,000 and
                    $4,606,000, respectively. Amortization expense is included in cost of products.

               b. Goodwill amortization amounted to $863,000, $1,106,000 and $1,345,000 for the years 1999, 2000 and 2001, respectively.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
NOTE 8:       OTHER ASSETS (CONT.)

               c. Other assets, net of amortization, are comprised of the following:

                                                                      COST                          ACCUMULATED
                                                                                                    AMORTIZATION
                                                          ------------------------------    ------------------------------
                                                                   DECEMBER 31                       DECEMBER 31
                                                          ------------------------------    ------------------------------
                                                              2000             2001             2000             2001
                                                          --------------   -------------    -------------    -------------
                                                                             U.S. DOLLARS IN THOUSANDS
                                                          ----------------------------------------------------------------
               Prepaid royalties                          $ 2,083              2,083            $ 1,099            $ 1,239
               Technology and usage rights                    669                895                298                716
               Other intangible assets                      1,183                832                184                608
               Distribution rights                          1,082              1,070                560                742
               Long-term deferred income taxes              3,949              4,484                 --                 --
                                                          -------            -------            -------            -------

                                                          $ 8,966            $ 9,364            $ 2,141            $ 3,305
                                                          =======            =======            =======            =======


               Amortization of other  assets  charged to expense  was  $622,000,
                    $489,000  and  $563,000  for the years 1999,  2000 and 2001, respectively.

               As for impairments see Note 2h.

NOTE 9:   OTHER LIABILITIES AND ACCRUED EXPENSES

                                                                                                       DECEMBER 31,
                                                                                                ---------------------------
                                                                                                2000              2001
                                                                                                ----------    -------------
                                                                                                U.S. DOLLARS IN THOUSANDS
                                                                                                ---------------------------
               Employee and related payroll accruals                                            $ 7,046            $ 5,402
               Sales and other taxes payable                                                      4,208              5,512
               Accrued restructuring costs (Note 1c)                                              2,558                 --
               Accrued expenses                                                                  11,319              9,404
                                                                                                -------            -------
                                                                                                $25,131            $20,318
                                                                                                =======            =======

NOTE 10:      DEBT

               a. Short-term debt:

               The Company has available unsecured revolving credit line facilities for borrowings of up to a total of $ 25.5 million as of December 31, 2001, which are available until March 31, 2002. (As for the renewal of the credit lines see Note 18). Under the terms of these credit line agreements, the Company and various of its subsidiaries granted floating charges to the Banks and issued cross guaranties in support of the credit facilities. Additionally, the Company is required to maintain certain financial ratios. Borrowings under these agreements bear interest at rates ranging between the London Interbank Offered Rate plus 0.75% to plus 1.75% and on New Israeli Shekel ("NIS") borrowings, at the prime rate of interest in Israel less 0.5% to plus 2%. The Company had an unused credit facility in the amount of approximately $9 million as of December 31, 2001. As for warrants granted under the credit line agreement see Note 14i.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
NOTE 10:      DEBT (CONT.)

               A portion of the Company's short-term loans require that the Company pledge cash or short-term investments and place floating charge as collateral for its borrowings (Note 12).

                                                             WEIGHTED AVERAGE
                                                                 INTEREST
                                                         -------------------------
                                                               DECEMBER 31,                    DECEMBER 31,
                                                         -------------------------  ---------------------------------
                                                             2000          2001            2000              2001
                                                         ------------  -----------   ----------------  --------------
                                           LINKAGE             %             %           U.S. DOLLARS IN THOUSANDS
                                        ---------------  ------------  -----------   --------------------------------
               Credit lines              New Israeli        9.073         5.46           $  11,175          $ 10,180
                                          Shekel *)
               Short-term loans          US dollar**)       7.454         3.73               5,592             6,029
                                                                                     ----------------  --------------
                                                                                         $  16,767          $ 16,209
                                                                                     ================  ==============

               *) Including non-material amounts linked to the French Franc.

               **) Including non-material amounts linked to the Japanese Yen.

          b.   Convertible subordinated notes and other long-term liabilities:

                                                                                                        DECEMBER 31,
                                                                     RATE OF                     -------------------------
                                                      LINKAGE        INTEREST      MATURITY          2000         2001
                                                   ---------------  -----------  --------------  ------------- -----------
                                                                                                       U.S. DOLLARS
                                                                         %                             IN THOUSANDS
                                                                    -----------                  -------------------------
               Convertible subordinated notes

               ("Old Notes" - conversion  price                                    September
               $32 per common share)                 US Dollar          5            2003           $ 6,930     $ 6,930
               Capital lease obligations               French                       August
                  (Note 11b)                           Franc            5            2005               217         167
               Other long-term debts                  Japanese                   February 2006
                                                        Yen         1.8 - 3.15                          497         484
                                                                                                 ------------- -----------

                                                                                                      7,644       7,581
               Less - current maturities                                                               (214)       (245)
                                                                                                 ------------- -----------

                                                                                                      7,430       7,336
                                                                                                 ------------- -----------
               Deferred gain on sale
               leaseback                                                                                  3           -
                                                                                                 ------------- -----------

               Minority interest                                                                          -          29
                                                                                                 ------------- -----------

                                                                                                    $ 7,433     $ 7,365
                                                                                                 ============= ===========

               Long-term debt maturities after December 31, 2001 are as follows (U.S. dollars in thousands):

                 2002                               $  245
                 2003                                7,160
                 2004                                   93
                 2005                                   76
                 2006                                    7
                                               --------------
                                                   $ 7,581
                                               ==============

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
NOTE 10:  DEBT (CONT.)

               Interest expense was $0.9 million, $1.0 million and $1.3 million for the years 1999, 2000 and 2001, respectively.

NOTE 11:  COMMITMENTS AND CONTINGENT LIABILITIES

          a. Sapiens Technologies Ltd. (hereafter - "Technologies") partially finances its research and development expenditures under programs sponsored by the Office of the Chief Scientist ("OCS") of Israel for the support of research and development activities conducted in Israel.

               In exchange for participation in the programs by the OCS, the Company agreed to pay 3%-3.5% of total net sales of software developed within the framework of these programs. The royalties will be paid up to a maximum amount equaling 100%-150% of the grant provided by the OCS, linked to the dollar and for grants received after January 1, 1999 bear annual interest at a rate based on LIBOR. Repayment of such grants is not required in the event that there are no sales of products developed within the framework of such funded programs.

               Royalties paid or accrued amounted to $1,068,000, $1,257,000 and $1,523,000 in 1999, 2000 and 2001, respectively.

               As of December 31, 2001, the Company had a contingent liability to pay royalties of approximately $12 million.

          b. The Company and its subsidiaries lease various office equipment, office space, and motor vehicles through operating and capital leases. Future minimum lease payments for the next five years and thereafter are as follows:

                                                                                               OPERATING          CAPITAL
                                                                                                LEASES             LEASES

                                                                                             --------------    ---------------
                                                                                                U.S. DOLLARS IN THOUSANDS

                                                                                             ---------------------------------

              2002                                                                              $ 3,003            $    56
              2003                                                                                2,584                 48
              2004                                                                                2,268                 51
              2005                                                                                1,605                 32
              2006 and thereafter                                                                 1,252                 --
                                                                                                -------            -------

              Total future minimum lease payments                                               $10,712            $   187
                                                                                                =======

              Less - amount representing interest                                                                      (20)
                                                                                                                   -------

              Principal payment remaining on capital lease obligation                                              $   167
                                                                                                                   =======

              Rent expense for the years ended December 31, 1999, 2000 and 2001 was $1,776,000, $2,892,000 and $2,631,000, respectively.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE 11:      COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

          c. In 2000, the Company filed a lawsuit against GIE AGF Systems D'Information (hereinafter - "AGF SI"), a customer, regarding an unpaid balance related to a year two thousand project performed during 1998 and 1999. The Company's claim was in respect of a dispute over the implementation of contracts signed between the parties regarding the above project. While the Company, based on the advice of counsel, believed that the court would rule in its favor and the amounts recorded would be collected, on February 14, 2001 the French court ruled that AGF SI must pay the Company the sum of approximately $3 million. In accordance with SFAS No. 5 "Accounting for Contingencies", as a result of the ruling, the Company recorded a $2.4 million for selling, marketing, general and administrative expenses in the fourth quarter of 2000.

               Following the French court ruling, AGF SI has filed an appeal to the Court of Appeals of Paris. On January 26, 2002, the Company has filed a counter pleading in reply rejecting the claims presented by AGF SI and claiming an additional amount of approximately $3.5 million in respect with the contract signed between the parties. The Company, based on the advice of its legal counsel, believes that the court will not accept AGF SI's appeal, therefore the Company did not accrue for such potential liability.

          d. The Company is party to various other legal proceeding and claims that arise in the ordinary course of business in the total aggregate amount of $0.95 million. The Company based on the advise of its legal counsel has accrued for the expected implication of these proceedings and claims an amount of $ 0.25 million, in accordance with SFAS No. 5 "Accounting for Contingencies".

          e.   As for tax assessments see Note 13c.


NOTE 12:  SECURITY INTERESTS AND PLEDGES

          The Company has pledged $2.5 million of its cash equivalents as collateral for certain short-term debt.

          The Company and various of its subsidiaries granted floating charges to the Banks and issued cross guaranties in support of the credit facilities.

          All of the Company's leased assets are pledged to the finance companies that provided the lease financing.

          The Company pledged bank guarantees in the amount of $0.5 million as security for the building that was sold and leased back in 1995.

          The Company also granted a bank guarantee in the amount of $0.3 million to a shareholder in its German subsidiary as part of his investment agreement (see Note 1b(3))

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
NOTE 13:      TAXES ON INOME

          a.   Net operating losses carryforward:

               At December 31, 2001, the Company had net operating loss carryforwards for U.S. federal income tax purposes of approximately $8.2 million, which are available to offset future federal taxable income and expire in years 2008 to 2020 and tax credits of $0.8 million, which generally expire in 2002 to 2010.

               Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

               In addition, the Company had net operating loss carryforwards relating to non-U.S. subsidiaries totaling approximately $46.3 million, which are available to offset future taxable income. Generally, a majority of such amounts have no expiration date. However, in some cases, amounts expire in the years 2003 to 2006.

          b.   Israeli income tax:

               Sapiens Technologies Ltd. (hereafter - "Technologies"), a subsidiary incorporated in Israel has been granted an "Approved Enterprise" status for six investment programs approved in 1984, 1991, 1993, 1995, 1998 and 2000, by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 ("the Law").

               Undistributed Israeli income derived from the "Approved Enterprise" programs entitle Technologies to a tax exemption for a period of two to four years and to a reduced tax rate of 10% - 25% for an additional period of three to eight years (depending on the level of foreign-investment in Technologies). These tax benefits are subject to a limitation of the earlier of twelve years from commencement of operations, or fourteen years from receipt of approval. Technologies completed the implementation of 1984, 1991, 1993, 1995 and 1998 investment programs. As of December 31, 2001 the "Investment Center" has not granted final approval to the implementation of the 1995 and 1998 plans. Technologies has used all the tax benefits under the 1984 plan and is entitled for additional benefits under the 1991 plan which commenced in 1992 and will expire in 2002, under the 1993 plan the benefits period commenced in 1998 and will expire in 2006 and, under the 1995 plans the benefits period commenced in 1998 and will expire in 2008. The benefits have not yet commenced for the 1998 and the 2000 plans.

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

NOTE 13:      TAXES ON INCOME (CONT.)

               The  tax-exempt  profits  that will be  earned  by  Technologies'
               "Approved Enterprises" can be distributed to shareholders, without imposing tax liability to Technologies only upon the complete liquidation of Technologies. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of Technologies they would be taxed at the corporate tax rate applicable to such profits as if Technologies had not elected the alternative system of benefits (depending on the level of foreign - investment in Technologies) for an "Approved Enterprise". Technologies has decided not to declare dividends out of such tax-exempt earnings. Accordingly, no deferred income taxes have been provided on earnings attributable to the Technologies's "Approved Enterprise".

               Income from sources other than the "Approved Enterprise" during the benefit periodare be subject to tax at the regular corporate tax rate of 36%.

               The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprise". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

               Results of the Company's Israeli subsidiaries for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli Customer Price Index (CPI). As explained in Note 2b, the financial statements are presented in U.S. dollars. The difference between the change in the Israel CPI and in the NIS\U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss reflected in the financial statements. In accordance with paragraph 9(f) of SFAS 109, the Israeli subsidiaries have not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

          c.   Tax assessments

               In December 2001, Sapiens Technologies Ltd. and some of the Company's group entities, have reached an agreement with the Israeli Tax Authorities ("the ITA") as a result of a tax assessment. In accordance with the agreement's provisions, the tax liability for the tax years through 1999 will be increased by approximately $1 million, which will be paid in 12 equal monthly payments, commencing the agreement date. The tax liability is included in the current liabilities.

               In addition, the Company has a contingent tax liability to pay additional $2.6 million, based on the provisions of the above mentioned agreement. The Company would need to obtain certain approvals from the "Investment Center" regarding the status of the "Approved Enterprise", under the "Law for Encouragement of Capital Investment, 1959" to some of its plans, within 6 months from the agreement date, in order to avoid paying the additional tax liability. The Company's management believes that it is probable that such approvals would be granted by the "Investment Center", therefore such amounts were not accrued as tax liability in accordance with SFAS No. 5 "Accounting for Contingencies".

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE 13:      TAXES ON INCOME (CONT.)

          d.   Deferred income taxes:

               Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries' deferred tax liabilities and assets are as follows:

                                                                    DECEMBER 31, 2000                 DECEMBER 31, 2001
                                                             --------------------------------    -----------------------------
                                                                                  NON-                              NON-
                                                               CURRENT           CURRENT          CURRENT          CURRENT
                                                             ------------    ----------------    -----------    --------------
                                                                                U.S. DOLLARS IN THOUSANDS
                                                             -----------------------------------------------------------------
               Deferred tax assets:
                  Net operating losses carryforward
                                                          $    --            $16,586            $ 2,222             13,583
                  Tax credits carryforward                     --                774                 --                799
                  Other temporary differences               1,240                406                256              1,652
                                                          -------            -------            -------            -------

                  Gross deferred tax assets                 1,240             17,766              2,478             16,034
                  Less - valuation allowance                   --            (13,817)            (1,823)           (11,550)
                                                          -------            -------            -------            -------

               Net deferred tax asset                     $ 1,240            $ 3,949            $   655            $ 4,484
                                                          =======            =======            =======            =======

               As of December 31, 2001, the Company and its subsidiaries have decreased the valuation allowance by approximately $ 0.4 million in respect of deferred income taxes assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that it is more likely than not that the deferred income taxes regarding the loss carryforwards and other temporary differences, on which a valuation allowance has been provided, will not be realized in the foreseeable future.

               Provisions for income tax expense are comprised of the following:

                                                                                     YEAR ENDED DECEMBER 31,
                                                                         -------------------------------------------------
                                                                             1999              2000              2001
                                                                         --------------    --------------    -------------
                                                                                    U.S. DOLLARS IN THOUSANDS
                                                                         -------------------------------------------------
               Current (foreign)                                             $   549            $   383                676
               Deferred (foreign)                                             (2,227)            (2,332)                50
                                                                         --------------    --------------    -------------

                                                                             $(1,678)           $(1,949)           $   726
                                                                         ==============    ==============    =============

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
NOTE 13: TAXES ON INCOME (CONT.)

               The Company's entire provision for taxes on income relates to operations in jurisdictions other than the Netherlands Antilles. The effective income tax rate varies from period to period because each jurisdiction in which the Company operates has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowance of deductions, credits and other benefits). In addition, the provision for income taxes for the fiscal years ended December 31, 1999, 2000 and 2001, does not include the recognition of a majority of the deferred tax assets relating to the net operating losses of the Company's subsidiaries worldwide. The main reconciling item from the statutory tax rate of the Company to the effective tax rate is the non-recognition of tax benefits from accumulated net operating losses carryforward among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits.

NOTE 14:  SHAREHOLDERS' EQUITY

          a. In December 2000, the Company entered a memorandum of understanding with Yarnfield International Limited, an affiliate of Magnum Technologies Fund ("Magnum"), and Formula Systems Ltd., for a $15 million investment in exchange for issuance of Series F convertible preferred shares. On December 25, 2000 the Company received a $5 million nonrefundable deposit, for which it would have issued 5 million common shares if the agreement would not be approved by shareholders, or Series F preferred shares if it would have been approved. The Company recorded the $5 million cash received as proceeds on account of shares within the shareholders' equity as of December 31, 2000.

               The series F convertible preferred shares are convertible into common shares of the Company at any time at a ratio of $1.50 per share of common stock. In accordance with an anti dilution close, the conversion ratio will be adjusted in two stated dates, but will never increase, to 110% of the average closing sale price of the Company's common shares for the 10 trading days following August 15, 2001 and March 1, 2002. The conversion ratio shall not be adjusted to be less than $1.00 per share of common stock. At maturity, 3 years from the date of investment, the Company will redeem all of the outstanding series F convertible preferred shares through payment of cash or delivery of common shares, at the Company's election. If common shares are issued, the redemption price will be the average closing sale price of the Company's common share for the 30 trading days preceding maturity. The Company's intention is to redeem the investment in shares.

               The investors were also granted warrants to acquire from the Company additional 10,000 series F preferred shares at any time before December 25, 2003, at an exercise price of $1.50 per share or as adjusted in accordance with the provisions described above.

               The warrant fair value was measured using the Black-Scholes Option Pricing Model with the following assumptions: risk-free interest rate of 4% dividend yields of 0%, volatility factors of the expected market price of the Company's common shares of 0.7 and expected life of the warrant of 2.5 year.

               In February 2001, the Company's shareholders approved the share purchase agreement, which was signed on January 24, 2001, and the Company issued to the investors an aggregate of 10,000 Series F preferred shares par value 1,500 Dutch guilder per share, each of which may be converted into 1,000 common shares, subject to adjustment, at a cash price of $1,500 per Series F share. In August, 2001, the conversion ratio was adjusted to $1,139 per share.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
NOTE 14:  SHAREHOLDERS' EQUITY (CONT.)

               The Series F preferred shares have all the rights of common shares in addition to liquidation preferrence and conversion rights.

               In   addition,   the   investors   have  the  right  for  "demand
               registrations" of an under written public offering of common shares with unlimited piggyback rights.

               In determining whether an instrument includes a beneficial conversion option in accordance with EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or
               Continently Adjustable Conversion Ratios" ("EITF No. 98-5") and EITF 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments" ("EITF No. 00-27"), the total proceeds were allocated to the preferred shares and the detachable warrants based on their fair values. As of December 31, 2001, no beneficial conversion feature value was accounted in respect of the preferred share.

               On August 15, 2001 the conversion ratio was adjusted to $1,139 per Series F preferred share. Following the adjustment, and in accordance with the provisions of EITF No. 00-27, no beneficial conversion feature was recorded.

               In accordance with the share purchase agreement's provisions, the conversion price was not adjusted as a result of the average closing sale price of the Company's common shares for the 10 trading days following March 1, 2002.

               Ron Zuckerman, Chairman of the Board of the Company, is an advisor to Magnum.

          b. On April 4, 2001, the Company entered into a share purchase and loan agreement with Red Coral Holdings, Inc. ("Red Coral"), owned by the Company's President and Chief Executive Officer. According to the terms of the agreement, Red Coral purchased 1,500,000 Common shares of the Company for a purchase price $975,000. As part of the agreement, the Company granted to Red Coral a loan in the amount of $975,000 for the purpose of acquiring the common shares. The term of the loan is six years with accrued interest at a rate of 4%, which is payable on January 15th of each calendar year. The interest amount is fully-recourse and fixed. To secure payment of the loan, Red Coral granted the Company a lien and security interest on all of the common shares. To secure fulfillment of the terms of the agreement, the common shares are being held in escrow by the General Counsel of the Company. The issuance of common shares was accounted in the shareholders' equity and the loan amount was offseted from the shareholders' equity as a note receivable from a shareholder.

               In accordance with EITF 95-16 "Accounting for Stock Compensation Arrangements with Employer Loan Features under APB Opinion No. 25", the transaction was accounted for as a fixed award.

          c. Common shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
NOTE 14:      SHAREHOLDERS' EQUITY (CONT.)

          d. During the first quarter of 2000, all of the remaining Series D1, and E referred shares, 1,500 and 1,700, were converted to common shares at the conversion prices and, as a result, 291,971 and 377,778 common shares were issued, respectively.

               As of December 31, 2000, the remaining 1300 Series D2 preferred shares had been converted to common shares at the conversion price and, as a result, 253,041 common shares were issued.

               In 2000, 571,519 warrants to purchase common shares were issued as part of the conversion of preferred shares.

          e.   As for shares issued in respect of acquisitions see Note 1b.

          f.   Dividends on preferred shares:

               In 1999, the Company accrued dividends to be paid in the form of common shares on its series D1, D2 and E preferred shares, in the amount of $ 418,000, of which, $57,000 was paid by the issuance of 11,199 common shares. Additionally, the Company issued 10,527 common shares in respect of $54,000 in dividends, which were accrued in 1997 and 11,679 common shares in respect of $ 60,000 in dividends which were accrued in 1998.

               In 2000, the Company accrued dividends to be paid out in the form of common shares on its Series D1, D2 and E preferred shares, in the amount of $107,000 thousand. In the course of the conversion of all of the company's preferred stock (see Note 14d), all of the remaining accumulated dividends, $1,074,000 thousand, were paid by the issuance of 220,249 common shares.

          g.   Stock option plan:

               Stock options granted under the Company's 1992 Stock Option and Incentive Plan ("the Plan") to employees, directors and service providers are exercisable at the fair market value of the Company's common shares on the date of grant and, subject to termination of employment, expire ten years from the date of grant and are generally exercisable in four equal annual installments commencing one year from the date of grant.

               As of December 31, 2001, approximately 3,651,506 common shares of the Company are still available for future grant. Any options which are forfeited or cancelled before expiration become available for future grant under the Plan. In January 2000 and November 2000, the Company increased the number of shares available for grants by 2,000,000 and 4,000,000, respectively, and approved grants of such shares. In December 2000, 772,800 previously granted options with exercise price from $2.25 to $13.875 were repriced to $0 resulting in a new measurment date in total compensation expense of $628,000 of which $453,000 was recognized in 2000 for the portion already vested and $ 175,000 was deferred to be recognized over the remaining vesting period ending in 2004. During the year ended December 31, 2001, $107,000 of the amount deferred was recognized.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
               In December 2000, the Company granted 2,548,000 Time Accelerated Restricted Stock Award options (hereinafter - "TARSAP's") to employees. The TARSAP's include an acceleration feature, based on the Company's performance in the years 2001 and 2002. As of December 31, 2001, 50% of the options were vested based on the 2001 performance tests. No compensation expense was recorded, since the fair value was equal to the exercise price at the date of grant.

               A summary of the stock options activities in 1999, 2000 and 2001 is as follows:

                                                                          YEAR ENDED DECEMBER 31,
                                           --------------------------------------------------------------------------------
                                                    1999                          2000                         2001
                                           -----------------------      -----------------------      ----------------------
                                                          WEIGHTED                    WEIGHTED                     WEIGHTED
                                                          AVERAGE                      AVERAGE                      AVERAGE
                                                          EXERCISE                     EXERCISE                    EXERCISE
                                             AMOUNT        PRICE           AMOUNT       PRICE        AMOUNT          PRICE
                                           ----------     --------      ------------  ---------      ---------     --------
               Outstanding at January 1     3,860,950       $ 3.92        4,342,775      $  5.50  *) 8,953,078       $ 3.66

               Granted                      1,409,150       $ 8.83        5,435,750      $  3.10     1,308,500       $ 0.92
               Exercised                     (701,000)      $ 3.46         (373,250)     $  2.67        (2,800)      $    0
               Cancelled and forfeited       (226,325)      $ 5.53         (452,197)     $  9.89    (2,410,284)      $ 5.95
                                           ----------     --------      ------------  ---------      ---------     --------

               Outstanding at
                 December 31                4,342,775       $ 5.50      (*8,953,078       $ 3.66  *) 7,848,494       $ 2.50
                                           ===========  ============    ============  ==========  =============  ==========

               Exercisable options at       1,778,275       $ 2.85        2,124,166      $  3.31     3,728,237       $ 2.46
                 December 31               ===========  ============    ============  ==========  =============  ==========

               *) Including 772,800 and 770,000 options repriced to zero, as of December 31, 2000 and 2001, respectively.

               The options outstanding as of December 31, 2001, have been classified by range of exercise price, as follows:

                                            OPTIONS        WEIGHTED                    OPTIONS
                                          OUTSTANDING      AVERAGE     WEIGHTED      EXERCISABLE     WEIGHTED
                                             AS OF        REMAINING     AVERAGE         AS OF        AVERAGE
                                          DECEMBER 31,   CONTRACTUAL   EXERCISE     DECEMBER 31,     EXERCISE
               EXERCISE PRICE                 2001       LIFE (YEARS)    PRICE          2001          PRICE
               ---------------------- ------------------ ------------ ------------ -------------   ------------

               $  0                           770,000         5.86     $     -            620,000    $     -
               $ 0.65 - 0.66                  400,500         9.32     $    0.66               -          -
               $ 0.813 - 1.05               4,069,000         9.12     $    0.86       1,428,000     $    0.81
               $ 2.25 -  3.375              1,004,700         4.47     $    2.46         970,700     $    2.43
               $ 3.875 - 5.875                405,804         8.55     $    5.74         102,806     $    5.74
               $ 6.5 -9.5                     894,865         7.16     $    7.77         528,931     $    7.62
               $ 12.25 - 13.875               303,625         8.05     $   13.57          77,800     $   13.56
                                      ------------------              ------------ -------------   ------------

                                            7,848,494                  $    2.50       3,728,237     $    2.81
                                      ==================              ============ =============   ============

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
NOTE 14:  SHAREHOLDERS' EQUITY (CONT.)

               Under SFAS No. 123, pro forma  information  regarding  net income
               (loss) and net earnings (losses) per share is required as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the
               Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 2000 and 2001: risk-free interest rates of 6%, 6.5% and 2.5% respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's common shares of 0.702, 0.867 and 0.82, respectively and a weighted-average expected life of the options of 6 years for each year.

               The weighted-average fair value of the options at their grant dates in 1999, 2000 and 2001 was $2.78, $1.43 and $0.69, respectively. All options were granted at the fair market value at the date of grant.

               Pro forma information under SFAS No. 123:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                           ------------------------------------------------
                                                                               1999             2000              2001
                                                                           -------------    -------------     -------------
                                                                                      U.S. DOLLARS IN THOUSANDS
                                                                           ------------------------------------------------
               Net income (loss) to shareholders' of
                common shares as reported                                    $12,650            $(38,193)          $(17,970)
                                                                           ============    ==============    ===============
               Pro forma net income (loss) to
                shareholders' of common shares
                                                                             $ 6,457            $(47,919)          $(19,598)
                                                                           ============    ==============    ===============
               Pro forma basic net earnings (loss) per
                share                                                        $  0.30             $ (2.12)           $ (0.85)
                                                                           ============    ==============    ===============
               Pro forma diluted net earnings (loss)
                 per share                                                   $  0.26             $ (2.12)           $ (0.85)
                                                                           ============    ==============    ===============

          h.   Warrants:

               In 1997, the Company issued 787,000 warrants to the placement agents in connection with the private placements implemented at an exercise price ranging from $2.00 to $3.50. As of December 31, 2001, 3,100 warrants had been exercised and 43,900 had been canceled.

               In 1999, the Company granted warrants to service providers at an exercise price ranging from $8.6 to $9 per share. As required by SFAS No. 123, these warrants were measured at fair value (according to the Black-Scholes option pricing model) and in accordance with EITF 96-18 with the following weighted-average assumptions used: risk-free interest rates of 6%, dividend yields of 0%, volatility factors of the expected market price of the Company's common shares of 0.702, and a weighted-average expected life of the options of 6 years.

               As of December 31 2000, 28,100 warrants originally granted in 1996 were exercised at $2 per share.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
NOTE 14:  SHAREHOLDERS' EQUITY (CONT.)

          i. In 2001, the Company granted Bank Leumi Le Israel B.M., Bank Hapoalim Ltd., Bank Mizrahi Ltd. and Bank Discount Ltd. (collectively the "Banks") 405,000 warrants as part of a credit-line extension agreement (see Note 10a) at an exercise price ranging from $0.88 to $1.38 per share. As required by SFAS No. 123 and APB No. 14 "Accounting for Convertible Debt and Debt Issued with stock purchase warrants", these warrants were measured at fair value (according to the Black-Scholes option pricing model) with the following weighted-average assumptions for 2001: risk free interest rate of 5%, dividend yields of 0%, volatility factors of the expected market price of the Company's common shares of 0.901 weighted-average expected life of the option of 2 years. Total compensation expense amounted to $203 thousand of which $150 thousand was recognized as financial expense in 2001 over the credit-line period.

          j. The Company does not intend to pay cash dividends in the foreseeable future.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE 15:  GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA

          a. The Company operates in a single segment as a provider of software solutions. See Note 1 for brief description of the Company's business. The following data is presented in accordance with Statement of Financial Accounting Standard No. 131 "Disclosure About Segments of an Enterprise and Related Information" (SFAS No. 131).

          b.   Geographic information:

               The following is a summary of operations within geographic areas based on end customers' location.

                                                                                       YEAR ENDED DECEMBER 31,
                                                                           ------------------------------------------------
                                                                               1999             2000              2001
                                                                           -------------    -------------     -------------
                                                                                      U.S. DOLLARS IN THOUSANDS
                                                                           ------------------------------------------------
              1.  Revenues:
                   U.K                                                       $12,426            $17,744            $21,275
                   North America                                              25,905             15,098             18,523
                   France                                                     26,364             16,610              5,976
                   Germany                                                    10,711              6,289              4,798
                   Israel                                                      6,870              5,633              6,097
                   Other                                                       9,554             11,370              6,766
                                                                           ------------     -------------     -------------

                                                                             $91,830            $72,744            $63,435
                                                                           ============     =============     ============


               2.  Long-lived assets:
                   France                                                    $ 2,250            $ 2,616            $ 2,135
                   Dutch Antilles                                              2,050              1,662              1,275
                   Israel                                                     13,294             14,043             11,722
                   Germany                                                     6,150              5,218              4,287
                   Other                                                       3,914              5,626              3,276
                                                                           ------------     -------------     -------------

                                                                             $27,658            $29,165            $22,695
                                                                           ============     =============     ============

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


NOTE 16:  SELECTED STATEMENTS OF OPERATIONS DATA

          a.   Research and development costs:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                           ------------------------------------------------
                                                                               1999             2000              2001
                                                                           -------------    -------------     -------------
                                                                                      U.S. DOLLARS IN THOUSANDS
                                                                           ------------------------------------------------
               Total costs                                                  $  9,872           $ 13,351            $ 10,049

               Less - capitalized software development
                 costs                                                        (2,814)            (4,250)             (3,967)
               Less - royalty-bearing grants                                  (2,037)                --              (1,581)
                                                                           ------------     -------------     -------------

               Research and development costs, net                          $  5,021           $  9,101            $  4,501
                                                                           ------------     -------------     -------------


          b.   Financial income (expenses):

               Financial income:
               Interest                                                     $  1,512           $    973            $    518
               Foreign currency translation differences                          622              3,904               3,728
               Realized gain on sale of marketable
                 securities                                                      222                163                 124
                                                                           ------------     -------------     -------------

                                                                               2,356              5,040               4,370
                                                                           ------------     -------------     -------------
               Financial expenses:
               Interest                                                          894              1,419               1,818
               Foreign currency translation differences                          924              4,114               5,277
               Bank charges and others                                           126                139                 462
                                                                           ------------     -------------     -------------

                                                                               1,944              5,672               7,557
                                                                           ------------     -------------     -------------

               Financial income (expenses), net                             $    412           $   (632)           $ (3,187)
                                                                           ============     =============     =============

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE 16:  SELECTED STATEMENTS OF OPERATIONS DATA (CONT.)

          c.   Earnings per share data:

               The following table sets forth the computation of basic and diluted net earnings (losses) per share.

               1.   Numerator:


                                                                                       YEAR ENDED DECEMBER 31,
                                                                           ------------------------------------------------
                                                                               1999             2000              2001
                                                                           -------------    -------------     -------------
                                                                                      U.S. DOLLARS IN THOUSANDS
                                                                           ------------------------------------------------

                    Net income (loss) to shareholders
                     of common shares                                        $12,650           $(38,193)           $(17,970)
                    Effect of dilutive securities:
                      Preferred share dividends                                  366              *) --                  --
                                                                             -------           --------            --------
                    Numerator for diluted earnings per
                      share - income available to
                      shareholders of common shares                          $13,016           $(38,193)           $(17,970)
                                                                             =======           ========            ========

                     *) The effect of the inclusion of the convertible preferred shares dividends in 2000 would be anti-dilutive.

               2.   Denominator:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                           ------------------------------------------------
                                                                               1999             2000              2001
                                                                           -------------    -------------     -------------
                                                                                      NUMBER OF SHARES IN THOUSANDS
                                                                           ------------------------------------------------

               Weighted average number of shares                              20,732             22,542             23,004
               Common shares to be issued as dividends                            81                 17                 --
                                                                             -------           --------           --------

               Denominator for net basic earnings per share                   20,813             22,559             23,004
                                                                             -------           --------           --------

               Effect of dilutive securities:
                Employee stock options                                         2,016              *) --              *) --
                Warrants issued to third parties                                 665              *) --              *) --
                Convertible preferred shares                                   1,064              *) --              *) --
                                                                             -------           --------           --------

               Dilutive potential common shares                                3,745                 --                 --
                                                                             -------           --------           --------

               Denominator for diluted net earnings per
                share - adjusted weighted average
                shares, assumed conversions and
                exercise of options and/or warrants                           24,558             22,559             23,004
                                                                             =======           ========           ========

               *) The effect of the inclusion of the
                  convertible preferred shares, options and warrants in 2000 and 2001 would be anti-dilutive. Because of the loss in 2000 and 2001, all potential dilutive securities are anti-dilutive.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE 17:  ABORTED MERGER COSTS

          During the year 2000, efforts were made to merge the Company in a transaction that was to be accounted for as a pooling of interest. The merger efforts were aborted and the costs incurred in relation to these efforts amounted to $1,252,000. This amount is almost entirely due to professional and legal fees.

NOTE 18:- SUBSEQUENT EVENTS

          In March 2002, the Company extended its credit agreements with Bank Hapoalim Ltd., Bank Leumi Ltd., Israel Discount Bank Ltd. and United Mizrahi Bank Ltd regarding its existing credit lines in the total amount of $25.5 million, of which $17.5 million are available until March 31, 2003 and $6 million are available until March 31, 2005. Under the terms of these credit line agreements, the Company and various of its subsidiaries granted floating charges to the Banks and issued cross guaranties in support of the credit facilities and has pledged $2.2 million of its cash equivalents securities as collateral. Additionally, the Company is required to maintain certain financial ratios.

                                           - - - - - - - - - - - - -