Form 20-F
period 2002-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2003-06-27
CIK 885740

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT  PURSUANT TO SECTION 13 OR 15 (d) OF THE  SECURITIES  EXCHANGE
    ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ____________ to _______________

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
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

   TITLE OF EACH CLASS                NAME OF EACH EXCHANGE ON WHICH REGISTERED
   -------------------                -----------------------------------------
   Common Shares, par value           The Nasdaq National Market
   (euro) 2.30 per share              The Tel Aviv Stock Exchange

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None
                                (Title of Class)

      --------------------------------------------------------------------
            10,987,115 Common Shares, par value (euro) 2.30 per share

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                Yes  [X]               No  [ ]

Indicate by checkmark which financial statement item the registrant has elected to follow:

                Item 17  [ ]           Item 18  [X]

                                TABLE OF CONTENTS


                                     PART I

                                                                            Page
                                                                            ----

Item 1.     Identity of Directors, Senior Management and Advisers             3

Item 2.     Offer Statistics and Expected Timetable                           3

Item 3.     Key Information                                                   3

Item 4.     Information on the Company                                       12

Item 5.     Operating and Financial Review and Prospects                     24

Item 6.     Directors, Senior Management and Employees                       30

Item 7.     Major Shareholders and Related Party Transactions                36

Item 8.     Financial Information                                            37

Item 9.     The Offer and Listing                                            37

Item 10.    Additional Information                                           38

Item 11.    Quantitative and Qualitative Disclosure about Market Risk        42

Item 12.    Description of Securities Other Than Equity Securities           43


                                     PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies                  43

Item 14.    Material Modifications to the Rights of Security Holders
                and Use of Proceeds                                          43

Item 15.    Controls and Procedures                                          43

Item 16.    Reserved


                                    PART III

Item 17.    Financial Statements                                             44

Item 18.    Financial Statements                                             44

Item 19.    Exhibits                                                         44

THE "COMPANY" INCLUDES, WHERE APPROPRIATE, SAPIENS INTERNATIONAL CORPORATION N.V., ITS DIRECTLY WHOLLY OWNED SUBSIDIARY, SAPIENS INTERNATIONAL CORPORATION B.V., AND EACH OF THEIR OPERATING SUBSIDIARIES.

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3.    KEY INFORMATION

A.       SELECTED CONSOLIDATED FINANCIAL DATA

The following table summarizes certain selected consolidated financial data and should be read in conjunction with the Company's consolidated financial statements for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, and notes thereto, and with Item 5, "Operating and Financial Review and Prospects." The selected financial data set forth below as of and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 has been derived from the consolidated financial statements of the Company which have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and which have been audited by Kost, Forer and Gabbay, a member of Ernst & Young Global. Certain financial data for 2000 and 2001 have been reclassified to conform to the 2002 presentation.

NOTE REGARDING THE REVERSE STOCK SPLIT:

The Company implemented a 1-for-5 reverse stock split of its common stock on June 16, 2003 to meet the listing requirements of The Nasdaq Stock Market, Inc. ("Nasdaq"). On January 15, 2003, Nasdaq informed the Company that its common stock ("Common Shares") would be delisted from the Nasdaq National Market (the "National Market") due to the Company's failure to maintain compliance with the $1.00 minimum bid price requirement for continued listing on the National Market (the "Minimum Bid Price Requirement"). The Company requested and was granted a hearing before a Nasdaq Listing Qualifications Panel (the "Panel") in order to present a definitive plan to regain compliance with the Minimum Bid Price Requirement, and thereby avoid the delisting of the Common Shares from the National Market.

On February 18, 2003 the Company's Board of Directors approved a definitive plan to regain compliance with the Minimum Bid Price Requirement by implementing a 1-for-5 reverse stock split of the Common Shares (the "Reverse Stock Split"). This plan to implement a Reverse Stock Split was presented to a Nasdaq Listing Qualifications Panel at a hearing on February 27, 2003. On March 25, 2003 Nasdaq notified the Company that it approved of its plan to implement the Reverse Stock Split and that the Company's common stock would continue to be traded on the National Market provided that the Company regained compliance with the Minimum Bid Price Requirement by June 16, 2003 and maintained compliance for at least ten consecutive days thereafter.

On June 11, 2003, at a Special General Meeting, the Company's Shareholders approved the implementation of the Reverse Stock Split and amendments to the Company's Articles of Association that were required to effect the Reverse Stock Split. As a result of the Reverse Stock Split, the Company's authorized capital of (euro)48,300,000 became divided into 20 million Common Shares (instead of 100 million) and the par value of the Common Shares was changed to (euro)2.30 (instead of (euro)0.46). On June 16, 2003 the Common Shares began trading on Nasdaq in compliance with the Minimum Bid Price Requirement.

All historical share amounts and per share data have been retroactively restated to reflect the Reverse Stock Split.

SELECTED FINANCIAL DATA:                                                   Year Ended December 31,
                                                          --------------------------------------------------------
                                                            1998        1999        2000        2001        2002
                                                          --------    --------    --------    --------    --------
                                                                         (In thousands; except per share data)
Revenues:
    Products                                              $ 37,181    $ 47,390    $ 43,995    $ 33,924    $ 42,008
    Consulting and other services                           33,799      44,440      28,749      29,511      22,820
                                                          --------    --------    --------    --------    --------
                        Total revenues                      70,980      91,830      72,744      63,435      64,828
                                                          --------    --------    --------    --------    --------

Cost of revenues:
    Cost of products                                        12,690      16,354      30,283      23,711      22,567
    Cost of consulting and other services                   21,611      29,333      20,652      18,902      13,543
                                                          --------    --------    --------    --------    --------
                        Gross profit                        36,679      46,143      21,809      20,822      28,718
Operating Expenses:
    Research and development, net                            4,112       5,021      10,317       5,458       6,017
    Selling, marketing, general and administrative, net     22,921      27,880      46,682      28,725      23,782
    Aborted Merger Costs                                         0           0       1,252           0           0
Restructuring Costs                                              0       2,019       2,558           0         481
                                                          --------    --------    --------    --------    --------
                        Total operating expenses            27,033      34,920      60,809      34,183      30,280
                                                          --------    --------    --------    --------    --------
Operating income (loss)                                      9,646      11,223     (39,000)    (13,361)     (1,562)
                                                          --------    --------    --------    --------    --------
Financial income (expenses), net                               457         412        (632)     (3,187)       (971)
Other expenses, net                                            328         220         403         665       1,173

Income (loss) before taxes on income                         9,775      11,415     (40,035)    (17,213)     (3,706)
                                                          --------    --------    --------    --------    --------

Taxes on income (benefit)                                       55      (1,678)     (1,949)        726       1,408
Minority interests in (income) losses of a subsidiary          (15)         25           0         (31)        (39)
                                                          --------    --------    --------    --------    --------

Net income (loss)                                            9,735      13,068     (38,086)    (17,970)     (5,153)
                                                          --------    --------    --------    --------    --------

Dividends on preferred shares                                  645         418         107           0           0
                                                          --------    --------    --------    --------    --------
Net income (loss) to shareholders of common shares           9,090      12,650     (38,193)    (17,970)     (5,153)
                                                          --------    --------    --------    --------    --------

Basic net earnings (loss) per share                       $   2.40    $   3.05    ($  8.46)   ($  3.91)   ($  1.03)

Weighted average number of shares
  used in computing basic earnings (loss) per share          3,793       4,163       4,511       4,600       4,998
  (in thousands)
                                                          --------    --------    --------    --------    --------
Diluted net earnings (loss) per share                     $   2.15    $   2.65    ($  8.46)   ($  3.91)   ($  1.03)
                                                          --------    --------    --------    --------    --------

Weighted average number of shares
used in computing diluted net earnings (loss) per share      4,277       4,911       4,511       4,600       4,998
(in thousands)

                                                        At December 31,
                                       -----------------------------------------------
BALANCE SHEET DATA:                     1998      1999      2000      2001      2002
                                       -------   -------   -------   -------   -------
                                                     (Dollars in thousands)
Cash and cash equivalents              $20,222   $ 8,735   $17,038   $16,087   $22,001
Working capital                         21,028    30,319     7,890     1,637     9,615
Total assets                            73,324    85,105    92,400    68,380    65,152
Long term debt and other liabilities     7,273     7,930     7,430     7,365     7,787
Total stockholders' equity              33,115    51,414    18,896    10,207    15,895


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

IF WE FAIL TO REMAIN TECHNOLOGICALLY COMPETITIVE, WE COULD LOSE CUSTOMERS OR MARKET SHARE.

The market for the Company's solutions is characterized by rapidly changing business conditions and customer requirements. The introduction of solutions embodying new technology and the emergence of new customer requirements can render existing technology obsolete and unmarketable. The Company's ability to anticipate changes in technology and customer requirements and to successfully develop and introduce new and enhanced solutions on a timely basis will be significant factors in the Company's ability to grow and to remain competitive. Substantial expenditures are required for research and development and new product introduction. There can be no assurance that the Company will have sufficient resources to make such investments, or that these investments will bring the full advantages or any advantage as planned. If the Company is unable, for technological or other reasons, to develop solutions on a timely basis in response to the changing demands of its industry, the Company's business and financial results could be materially adversely affected. The Company has in the past experienced limited delays introducing its technology and enhancements, and there can be no assurance that it will not encounter technical or other difficulties that could delay introduction of new technologies or enhancements in the future. There can be no assurance that the Company will be successful in developing and marketing enhancements that incorporate new technology on a timely basis, or that its new solutions will adequately address the changing needs of the marketplace, which could have a material adverse effect on our results of operations and financial condition.

IMPLEMENTING OUR NEW STRATEGY OF FOCUSING ON THE MARKET FOR SOFTWARE SOLUTIONS IN THE INSURANCE AND FINANCIAL SERVICES INDUSTRIES COULD TAKE LONGER THAN ANTICIPATED OR COULD FAIL, WHICH COULD HAVE A MATERIAL ADVERSE AFFECT ON OUR LONG-TERM GROWTH.

In October 2001, we announced a new strategic initiative focusing on the insurance and financial services industries. Our goal is to rise to a position of global leadership in delivering strategic business software solutions to this market. Implementing this new strategy requires us, among other things, to design appropriate software solutions, maintain sufficient sales and marketing resources, recruit, train and hire sufficient professional services personnel and face intense competition. Our failure to meet any one or more of these challenges may lead to delays in, or to the failure of, our new strategy, which could have a material adverse affect on our short and medium term results and on our capability to grow and achieve our long-term goals.

THE SOFTWARE SOLUTIONS MARKET WE ADDRESS IS EXPECTED TO EVOLVE RAPIDLY, AND IF WE ARE NOT ABLE TO ACCURATELY PREDICT AND RESPOND TO MARKET DEVELOPMENTS OR CUSTOMER NEEDS, OUR COMPETITIVE POSITION WILL BE IMPAIRED.

The market for the solutions we provide is expected to evolve rapidly. However, estimates of our market's expected growth are inherently uncertain and are subject to many risks and assumptions. Moreover, many of our customers operate in markets characterized by rapidly changing technologies and business plans. Rapid changes in the needs of these customers and changing technologies make it difficult for us to predict their demands. We are particularly susceptible to those changes since our software is used in a wide array of operating environments, which are constantly evolving. As a result, we may not be able to develop, on a timely basis or at all, solutions that meet our customers' needs or desires. In addition, various sectors of our market are served by competitors who may respond more effectively to market developments and customer needs. We cannot assure you that the market for our solutions will grow or that we will be able to respond to changes in the market, evolving customer needs or our competition. If the market for our solutions does not develop as we expect or if we fail to respond to market and competitive developments, our business prospects and competitive position will be impaired.

THE FAILURE OF OUR NEW SOLUTIONS TO ACHIEVE MARKET ACCEPTANCE OR DELAYS IN OUR CURRENT OR FUTURE EFFORTS TO DEVELOP SOFTWARE SOLUTIONS COULD ERODE OUR COMPETITIVE POSITION.

The failure to successfully develop, enhance or modify our software solutions, or the failure to do so on a timely basis, could limit our revenue growth and competitive position. We may need to rapidly develop and introduce additional software and enhancements to our existing solutions to satisfy our current customers and maintain our competitive position in the marketplace. We may also need to modify our software so that it can operate with new or enhanced software introduced by other software vendors. The failure to introduce new, enhanced or modified software on a timely basis could prevent our solutions from achieving market acceptance. We have experienced in the past, and may experience in the future, delays in the timing of the introduction of new solutions. To support our software development, enhancement or modification, we may find it necessary to license or acquire new technologies, which may not be available to us on acceptable terms, if at all.

WE ARE DEPENDENT ON THE SUCCESS OF OUR TWO MAIN SUBSIDIARIES IN THE U.S. AND
U.K.

Our two main subsidiaries, which are located in Cary, North Carolina and London, England, account for more than 70% of annual revenues. While we are committed to the continued growth of these operations, as well as our operations in France, Germany, Japan Switzerland and Israel, there can be no assurance that our main operations will continue to perform at their current level. Furthermore, a significant downturn in the business of either of our two main subsidiaries would have a material adverse impact on our financial results.

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

OUR BUSINESS INVOLVES LONG-TERM, LARGE PROJECTS, SOME OF THEM FIXED-PRICE PROJECTS, THAT INVOLVE UNCERTAINTIES, SUCH AS ESTIMATED PROJECT COSTS AND PROFIT MARGINS.

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

Some of our solutions are sold as fixed-price projects with delivery requirements spanning more than one year. If our actual cost-to-completion of these projects differs significantly from the estimated costs, there could be a material adverse effect on our results of operations and financial position. Similarly, delays in executing client contracts may affect our revenue and cause our operating results to vary widely. Some of our solutions may be priced in excess of $1 million and are delivered over periods of time ranging from several months to a few years. Payment terms are generally based on periodic payments or on the achievement of milestones. Any delays in payment or in the achievement of milestones may have a material adverse impact on our financial position.

The sales cycle for our solutions is long and variable, typically ranging between six months to twelve months from initial contact with the potential client to the signing of a contract. Occasionally, sales require substantially more time. This variability may adversely affect our operating results in any particular quarter.

OUR BUSINESS INVOLVES BUSINESS-CRITICAL SOLUTIONS WHICH EXPOSE US TO POTENTIAL LIABILITY CLAIMS.

Our products focus on organizations' business-critical applications including those related to core business solutions for the insurance and financial services industries and specialized redevelopment issues such as the adoption of the single European currency. Since our customers rely on our software to operate, monitor and improve the performance of their critical software applications, they are sensitive to potential disruptions that may be caused by the use of, or any defects in, our software. As a result, we may be subject to claims for damages related to software errors in the future. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Regardless of whether we prevail, diversion of key employees' time and attention from the business, incurrence of substantial expenses and potential damage to our reputation might result. While the terms of our sales contracts typically limit our exposure to potential liability claims, and we carry errors and omissions insurance against such claims, there can be no assurance that such insurance will continue to be available on acceptable terms, if at all, or that such insurance will provide us with adequate protection against any such claims. A significant liability claim against us could have a material adverse effect on our results of operations and financial position.

IF EXISTING CUSTOMERS DO NOT MAKE SUBSEQUENT PURCHASES FROM US OR IF OUR RELATIONSHIPS WITH OUR LARGEST CUSTOMERS ARE IMPAIRED, OUR REVENUE COULD BE NEGATIVELY AFFECTED.

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

The relationships with two large customers of our North American subsidiaries - OneBeacon Insurance Company and Computer Sciences Corporation - and two large customers of our subsidiary in the United Kingdom - Liverpool Victoria and EDS Credit Services - are the sources of a large portion of the revenues of each of those two subsidiaries. During 2002, revenues from sales to the American customers constituted 26% of the total revenues of the North American subsidiaries; and revenues from sales to the British customers constituted 33% of the total revenues of the UK subsidiary. If our sales to these customers were impaired, our revenue stream could be negatively affected. We expect that level of revenues from Computer Sciences Corporation will increase during 2003, thus increasing the possible effect of a subsequent decline in sales to that customer.

DEFECTS IN OUR TECHNOLOGY WOULD HARM OUR BUSINESS AND DIVERT RESOURCES.

The quality of our products, enhancements and new versions is critical to our success. Since our software solutions are complex, they may contain errors that can be detected at any point in its life cycle. Any errors or defects in our technology could result in:

     o   delayed or lost revenue;
     o   failure to attract new customers or achieve market acceptance;
     o   claims against us;
     o   diversion of development resources;
     o   increased service, warranty and insurance costs; and
     o   negative publicity resulting in damage to our reputation.

While we continually test our products for errors and work with customers to identify and correct them, errors in our technology may be found in the future. Testing for errors is complicated because it is difficult to simulate the breadth of operating systems, user applications and computing environments that our customers use and because our software is becoming increasingly complex itself. The costs we may incur in addressing technology errors could be substantial and could impair our results of operations.

OUR QUARTERLY RESULTS MAY BE IMPACTED BY SEASONAL TRENDS AND OTHER SHORT-TERM FACTORS.

The operating results of many software and services companies reflect seasonal trends, and we expect to be affected by such trends in the future. Although we have not experienced consistent seasonal fluctuations in operational results to date, to the extent that our operations in Europe continue to generate a high percentage of our total revenues, we anticipate that we may experience relatively weak demand in the third quarter as a result of reduced activities in Europe during the summer months.

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

OUR INTERNATIONAL OPERATIONS INVOLVE INHERENT RISKS, SUCH AS FOREIGN CURRENCY FLUCTUATIONS AND COMPLIANCE WITH VARIOUS REGULATORY AND TAX REGIMES.

Most of the Company's revenues are derived from international operations that are conducted in local currencies as well as dollars. Changes in the value of such local currencies or the dollar relative to such local currencies will affect the Company's financial position. Gains and losses on translations to dollars of assets and liabilities will contribute to fluctuations in the Company's financial position. The Company engages in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on the Company's financial position. However, there can be no assurance that any such hedging transaction, if entered into, will materially reduce the effect of fluctuation in foreign currency exchange rates on such results or on the dollar price at which the Common Shares are publicly traded. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies were imposed, the Company's financial position could be adversely affected.

Other potential risks that may impact the Company's international business activities include longer accounts receivable payment cycles, the burdens of complying with a wide variety of foreign laws and changes in regulatory requirements, although such factors have not had a material adverse effect on the Company's financial position to date.

WE HAVE IMPLEMENTED A 1-FOR-5 REVERSE STOCK SPLIT TO MAINTAIN OUR NASDAQ LISTING, WHICH COULD DAMAGE OUR LIQUIDITY AND INVESTOR CONFIDENCE IN OUR COMMON STOCK, AND WE MAY AGAIN FAIL TO MEET NASDAQ'S MINIMUM BID REQUIREMENT.

The Company implemented a 1-for-5 reverse stock split of its common stock on June 16, 2003, to meet the listing requirements of Nasdaq. In January 2003, Nasdaq informed the Company that its Common Shares would be delisted from the Nasdaq National Market (the "National Market") due to the Company's failure to maintain compliance with the $1.00 minimum bid price requirement for continued listing on the National Market (the "Minimum Bid Price Requirement"). In March 2003, Nasdaq approved the Company's plan to implement the reverse stock split in order to regain compliance with the Minimum Bid Requirement. Nasdaq notified the Company that its common stock would continue to be traded on the National Market provided that the Company regained compliance with the Minimum Bid Price Requirement by June 16, 2003 and maintained compliance for at least ten consecutive days thereafter.

As a result of the reverse stock split, on June 16, 2003 the Common Shares began trading on the National Market in compliance with the Minimum Bid Price Requirement. Compliance was maintained for nine consecutive days before the filing of this report. The implementation of the reverse stock split could have a negative impact on the value of our common stock by allowing additional downward pressure on the stock price as its relative value becomes greater following the reverse stock split. In addition, liquidity of our Common Shares could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split. It is our intent to comply with and meet the requirements for continued National Market listing. However, there can be no assurance that the Company will maintain long-term compliance with the Minimum Bid Price Requirement. If we fail to maintain such compliance, our Common Shares could be delisted, which could have a material adverse effect on our standing with current and future investors. There can be no assurance that the Panel will decide to allow us to remain listed or that our actions will prevent the delisting of our common stock from the National Market.

IF WE FAIL TO MEET OTHER STANDARDS FOR CONTINUED LISTING OF OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET, THE COMMON STOCK COULD BE DELISTED FROM THE NATIONAL MARKET.

In addition to maintaining compliance with the Minimum Bid Price Requirement, a company must continue to comply with other requirements in order to remain listed on the National Market. There can be no assurance that we will continue to meet all such requirements, one of which could be maintaining a required minimum shareholders' equity of at least $10 million. As at December 31, 2002, the Company's shareholders' equity was $15.9 million, while as at March 31, 2003, shareholders' equity decreased to $13.9 million. There can be no assurance that the Company's shareholders' equity will be maintained above $10 million or, if not so maintained, that the Company will meet an alternative continued listing standard. Failure to meet one of Nasdaq's continued listing standards could result in the delisting of our common stock from the National Market.

WE HAVE A HISTORY OF LOSSES, AND WE ANTICIPATE THAT OUR EXPENSES WILL INCREASE IN THE FORESEEABLE FUTURE AS A RESULT OF PLANNED EXPANSION OF OUR MARKETING EFFORTS AND RESEARCH AND DEVELOPMENT ACTIVITIES

We incurred net losses of approximately $18 million and $5.2 million for the years ended December 31, 2001 and December 31, 2002, respectively. We cannot predict the extent of our future losses and when, or if, we may become profitable on a sustained basis. We anticipate that our expenses may increase substantially in the foreseeable future as we seek to increase our sales and marketing activities, and to continue to develop our technology and introduce new solutions. These efforts may prove more costly than we currently anticipate and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. If we fail to increase our revenues at a greater rate than our expenses, we will not be able to achieve profits.

THE TERMS OF OUR BANK DEBT INCLUDE A NUMBER OF RESTRICTIVE COVENANTS WHICH, IF BREACHED, COULD RESULT IN ACCELERATION OF OUR OBLIGATION TO REPAY OUR DEBT.

Our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. Our loan agreements also contain various covenants which require the Company to maintain certain financial ratios related to shareholders' equity and operating results that are customary for companies of comparable size. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us or our shareholders. There can be no assurance that we will continue to fulfill these conditions and covenants.

Our failure to comply with the covenants and restrictions contained in our loan agreements could lead to a default under the terms of these agreements. If a default occurs and we are unable to renegotiate the terms of the debt, the lenders could declare all amounts borrowed and all amounts due to them under the agreements due and payable. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell our assets to satisfy the debt. As a result of negotiations regarding the extension of our loan agreements, the assets of our subsidiaries in the United States and United Kingdom are subject to floating liens. Foreclosure on these assets could have a material adverse effect on our results of operations and financial condition.

OUR LIQUIDITY MAY BE NEGATIVELY AFFECTED AND THE HOLDINGS OF CURRENT SHAREHOLDERS MAY BE DILUTED DUE TO OUTSTANDING OBLIGATIONS TO INVESTORS IN THE DISCONTINUED OPERATIONS OF A SUBSIDIARY.

In February 2001, management decided to discontinue the operation of the subsidiary eZoneXchange.com, Inc. ("eZone"), held by Sapiens and other investors. The private placement to such investors in April 2000 was accompanied by a Put/Call Agreement giving the investors a put option on Sapiens shares as an exchange for its shares in eZone. Following the discontinuation of eZone's operation, Sapiens and the investors amended the Put/Call Agreement. As a result of the amended agreement, if the market price of our Common Shares reaches $10, the investors will have the right to have the Company repurchase a portion of their shares in eZone in exchange for approximately 363,000 Common Shares of the Company. In addition, as provided in the original Put/Call Agreement, during the period from May 4, 2004 through May 3, 2005, the investors will have the right to put some or all of their remaining shares in eZone to the Company in return for both cash (approximately $3) and Common Shares of the Company (at a value of approximately $2.5 million). If the investors fully exercise their put rights, the Company's liquidity would be negatively affected due to the reduction in our cash reserves and the holdings of current shareholders would be diluted by at least 3.4%.

ALTHOUGH WE PROTECT OUR INTELLECTUAL PROPERTY RIGHTS VIGOROUSLY, THERE CAN BE NO ASSURANCE THAT THESE MEASURES WILL BE SUCCESSFUL.

In accordance with industry practice, the Company relies upon a combination of contractual provisions and intellectual property law to protect its proprietary technology. The Company believes that because of the dynamic nature of the computer and software industries, copyright protection is less significant than factors such as the knowledge and experience of the Company's management and personnel. The Company seeks to protect the source code of its products as trade secret information and as an unpublished copyright work. The Company also relies on security and copy protection features in its proprietary software. The Company distributes its products under software license agreements which grant customers a personal, non-transferable license to use the Company's products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of the Company's products. In addition, the Company attempts to protect trade secrets and other proprietary information through agreements with employees, consultants, and distributors. Although the Company intends to protect its rights vigorously, there can be no assurance that these measures will be successful. If we fail to protect our rights, and others are able to improperly use our products without licensing them from us, this failure may have a material adverse effect on our results of operations and financial condition.

WE DEPEND UPON KEY PERSONNEL, THE LOSS OF WHOM WOULD HARM OUR OPERATIONS.

Our success depends, to a significant extent, upon the continued performance and services of our executive officers and other key sales, marketing, software engineers and support personnel. The loss of the services of any of our executive officers, for example, Yitzhak Sharir, our President and Chief Executive Officer, or key personnel, would be disruptive to our operations. It would be difficult and time consuming to replace them. We do not maintain key person life insurance policies on any of our officers. Any of these individuals may voluntarily terminate his employment with Sapiens. Our inability to retain executive officers or key employees could have a material adverse affect on our results of operations and financial condition.

ANY ACQUISITIONS OR ATTEMPTED ACQUISITIONS WILL DIVERT MANAGEMENT ATTENTION AND FINANCIAL RESOURCES AND MAY HARM OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

As part of our growth strategy, we intend to consider acquiring complementary technologies, products and businesses. Attempted acquisitions may divert management, operational and financial resources from the conduct of our core business. As a result, if we pursue this growth strategy, the efforts of management will be diverted from their other operational responsibilities, and we may not complete any attempted acquisition. If we use capital stock, our existing shareholders may experience dilution. If we use cash or debt financing, our financial liquidity will be reduced, the holders of our debt would have claims on our assets ahead of holders of our ordinary shares and our business operations may be restricted by the terms of any debt, including restrictions on our ability to pay dividends on our ordinary shares. In addition, an acquisition may involve nonrecurring charges or amortization of significant amounts of goodwill and other intangible assets, which would adversely affect our ability to achieve and maintain profitability.

WE INTEND TO RELY UPON TAX BENEFITS FROM THE STATE OF ISRAEL, BUT THOSE TAX BENEFITS MAY NOT BE AVAILABLE TO US AS ANTICIPATED.

Our subsidiary, Sapiens Technologies Ltd., which is incorporated in Israel, was granted "Approved Enterprise" status by the Israeli government for six investment programs in 1984, 1991, 1993, 1995, 1998 and 2000 under the Law for Encouragement of Capital Investments, 1959. We are eligible for certain tax benefits based on this status. In order to receive these tax benefits, the Company must comply with two material conditions: (a) it must invest a certain amount in fixed assets and (b) it must finance a certain portion of these investments out of equity capital. We believe that the Company has complied with these conditions. However, confirmation that we have complied with these conditions from the Israeli government's Investment Center with respect to the 2000 program has not yet been received.

If the Investment Center determines that we failed to comply with these conditions, these past benefits may be canceled, reduced or rendered unavailable to us, which could have a material adverse effect on our results of operations and financial condition.

CONDUCTING BUSINESS IN ISRAEL ENTAILS CERTAIN INHERENT RISKS THAT COULD HARM OUR BUSINESS.

We have offices and research and development facilities in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. The future of the peace process is uncertain and has deteriorated due to recent violence between Israelis and Palestinians. In addition, several countries still restrict business with Israel and with companies doing business in Israel. We could be adversely affected by adverse developments in the peace process or by restrictive laws or policies directed towards Israel or Israeli businesses.

All male permanent residents of Israel between the ages of 18 and 48 are, unless exempt, obligated to perform reserve duty in the Israeli Defense Forces, currently consisting of approximately 30 days of service annually. Additionally, all such residents are subject to being called to active duty at any time upon the outbreak of hostilities. Many of the Company's employees are currently obligated to perform annual reserve duty. While the Company has operated effectively under these requirements since its establishment, no assessment can be made as to the full impact of such requirements on the Company's business or work force and no prediction can be made as to the effect on the Company of any expansion of such obligations.

FORMULA SYSTEMS (1985) LTD. MAY EXERCISE CONTROL AND INFLUENCE CORPORATE ACTIONS THAT ARE POTENTIALLY IN CONFLICT WITH THE COMPANY'S OTHER PUBLIC SHAREHOLDERS

Formula Systems (1985) Ltd. ("Formula"), whose shares trade on The Nasdaq National Market and the Tel Aviv Stock Exchange, directly owns 5,491,677 or 50% of our currently outstanding Common Shares. Formula is and may continue to be in a position to exercise control over most matters requiring shareholder approval. Formula may use its share ownership or representation on the Company's board of directors to substantially influence corporate actions that conflict with the interests of the Company's other public shareholders including, without limitation, changing the size and composition of the board of directors and committees of the Company's board of directors, causing the issuance of further securities of the Company, amending the Company's governing documents or otherwise controlling the outcome of shareholder votes. Further, actions by Formula with respect to the disposition of the shares they beneficially own, or the perception that such actions may occur, may adversely affect the trading price of the shares on the Nasdaq National Market.

ITEM 4.    INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

The Company, which was incorporated in the Netherlands Antilles in 1990, has a registered office located at Lanhuis Joonchi, Kaya Richard J. Beaujon z/n, Curacao, Netherlands Antilles. Our telephone number is: (011) 599-97366-277. Intertrust (Curacao) N.V. is the Company's agent in Curacao and serves as a member of our Board of Directors.

At the time of its formation through 1997, the Company marketed and supported a comprehensive software development tool originally known as "SAPIENS," later renamed "ObjectPool" and now known as Sapiens eMerge(TM). The software tool, whose software technology remains one of our key assets, involved an innovative, object and rules-based approach to software application development that substantially improved software development productivity while significantly reducing the cost and time required to build applications that previously had to be developed and maintained using procedural programming languages.

In 1998, the Company made a strategic shift from "tool provider" to "solution provider". These solutions, which integrate our software technology, project methodology and consulting expertise, offer our customers comprehensive solutions to their pressing information technology ("IT") needs, such as adaptation to the Internet, reengineering of existing software applications or the changeover to the euro, the single European currency.

In October 2001, the Company announced a new strategic initiative in the insurance and financial services industries. Our goal is to rise to a position of global leadership in delivering strategic business software solutions to the insurance industry.

B.       BUSINESS OVERVIEW

Sapiens is a global provider of IT solutions that modernize business processes to enable insurance and other leading companies to quickly adapt to change. Sapiens' modular solutions align IT with business demands for speed, flexibility and efficiency. Sapiens' solutions consist primarily of our technology, methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications. Sapiens solutions have evolved into scalable insurance applications for leading organizations such as AXA, AVIVA, Liverpool Victoria, OneBeacon, USAA, Fortis, Principal Financial Group, Prudential, and the Surplus Line Association of California. Sapiens has also developed its service offerings to include a strategy-based discovery and analysis blueprint that helps improve the IT impact on a customer's business objectives.

We enable our customers to gain competitive edge while maximizing the value of their investments in existing "IT" systems. Our core technology, Sapiens eMerge(TM), covers rapid application development and re-engineering, legacy to Web integration and application integration with other back-end and front-end systems and processes. We believe that our understanding of the insurance marketplace and broad experience in evolving legacy systems, backed by our business logic and rules-based approach, help our customers gain a competitive edge in the rapidly changing business world.

Our goal is to rise to a position of global leadership in delivering strategic business solutions to the insurance industry. We plan to achieve this objective by combining our domain expertise and extensive experience in deploying robust, high volume solutions in order to deliver to our clients customizable business frameworks for life and pensions insurance, general insurance and loans and mortgages. The cornerstone of our strategic vertical focus and solution offerings remains Sapiens eMerge(TM), our technology-rich platform that has evolved and matured over the course of thousands of man-years of research and development efforts. Sapiens eMerge, which serves hundreds of our clients worldwide, accelerates business solution development, legacy lifecycle management and maintenance.

We market our solutions globally through our direct sales force and through marketing alliances with global IT providers, such as IBM and EDS. Sapiens has been a Premier partner with the IBM Corporation for over 10 years and works cooperatively with it on world-class solutions, joint development, testing, validation and marketing. Through this and other business alliances, Sapiens has developed extensive knowledge in mainframe and mid-range systems, including CICS, DB2, MQSeries and the WebSphere e-business platform. We recently achieved the highest level of certification for IBM's e-business Application Framework and are a member of the IBM's Insurance Application Architecture (IAA) group. These alliances enable us to reach a broader base of customers while complementing our partners' offerings.

INDUSTRY BACKGROUND

The insurance industry is at a crossroads, struggling to meet heightened needs of intermediaries and customers that have grown to expect information and answers at Internet speed. Add to this increased competition, legislative and regulatory requirements, recent disasters, the economic downturn and escalating operational costs and you will understand the complex challenges insurance organizations face today.

Insurance companies must be agile and efficient to survive. However, existing technology 'cannot support these marketplace demands. Starting from scratch is a risky, costly and daunting proposition.

While current systems may be outdated, they are still an important part of an organization's ability to sustain its business model -- removing them can cause a significant loss of business productivity as well as the logic that constitutes part of "corporate memory".

In addition, organizations worldwide are struggling to keep pace with the rapidly changing business environment. Mergers and acquisitions, new internet-related business models aimed at improving service levels and operational efficiencies, as well as regulatory reforms, are driving IT to some of its most serious challenges ever. The velocity of business change has increased across the board, while traditional IT shops are unequipped to address these challenges.

Businesses try to address these challenges in a variety of ways. Certain companies opt to dedicate significant in-house IT resources to solve these issues. In many cases, however, organizations lack the requisite internal resources and know-how. As a result, many of these organizations rely on the expertise of external IT service providers.

OUR BUSINESS SOLUTIONS FOR THE INSURANCE INDUSTRY

Sapiens' new management team has focused the company's resources on delivering solutions to help the insurance industry become more agile in the face of these new dynamics.

By creating interdisciplinary teams and partnering with leading insurance companies, Sapiens has formulated INSIGHT, a suite of modular business solutions that make use of existing assets to quickly and cost-effectively modernize business processes -- which are the key to survival in the current, difficult insurance landscape.

The Sapiens INSIGHT is designed for the general (property and casualty) and life insurance markets. These solutions can be customized to match specific legacy systems and business requirements, while providing pre-configured functionality. These solutions can be used independently or collectively as follows:

* POLICY INSIGHT

Policy INSIGHT(TM) is a fully functional policy administration solution that makes it easier for brokers and agents to do business with carriers. This web-enabled solution reduces the cost of doing business through automation and optimizes risk selection through the use of rules based underwriting. Policy INSIGHT is designed to improve internal efficiencies by automating policy lifecycle processes and by allowing business analysts to quickly respond to changing rate and regulation issues. The solution also provides functionality supporting the rapid development and launch of new products to keep pace with competitive pressures and market opportunities.

* CLAIMS INSIGHT

Claims INSIGHT(TM) is a framework-based solution that effectively manages and improves the information flow of claim handling across an insurance provider's entire organization. This solution uses highly accessible business rules and XML standards and allows the use of a company's existing legacy assets. Thus, the solution improves operational efficiency and enables better and more versatile customer service capabilities, with the goal being a significant reduction in the total claims payout.

* CLOSED BOOKS INSIGHT

Closed Books INSIGHT(TM) is a solution for life insurance companies seeking ways to reduce the cost of maintaining long-term closed books of business. Sapiens provides customizable solutions that enable companies to efficiently administer policies and claims relating to lines of business that are no longer current. Lower ongoing cost of ownership is achieved by replacing "old" systems (which reflect out-dated business models and working practices with long processing cycles and limited on-line functionality) with modern technology and a browser user interface.

We collaborate with our clients to tailor the INSIGHTsolutions to achieve the unique operational performance goals of each organization. In addition, Sapiens has executed independent projects for the insurance market, providing enhanced information access and visibility to empower the sales, agent and broker community, thus acceleratin transaction processing for improved customer service and business efficiency.

Developed around "eMerge," Sapiens' business-rules engine, INSIGHT modules transform core processes by translating them into business-rules. The evolution to a rules-based system allows for rapid interactive development by technical and business personnel, empowering business users to make changes using English-like rules rather than application code. Sapiens' insurance solutions are compatible with a variety of platforms including IBM zSeries and iSeries, HP UNIX and Intel based servers. They are also built on open architecture standards such as .NET and J2EE, and platforms such as IBM WebSphere.

SERVICES

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

         DEVELOPMENT PHASE

         For solution development and testing, the customer is offered the options of developing (1) jointly with Sapiens staff, (2) in-house or
         (3) through full outsourcing to Sapiens.

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

         ONGOING MAINTENANCE

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

         Reinforcing all service offerings described above are Sapiens' technology experts worldwide.

         Sapiens project managers with significant Sapiens eMerge delivery experience oversee the entire solution planning and development process, practicing project management and control while ensuring adherence to project scope and established methodology.

         Solution engagements can be performed on both a fixed cost and time/materials basis.

OUR RAAD METHODOLOGY

Sapiens' unique rapid architectured application development ("RAAD") methodology provides an ARCHITECTURED approach to Rapid Application Development ("RAD") that provides for the rapid and evolutionary development of the enterprise's e-business solution. Sapiens' proven field experience in RAD projects and in large-scale mission-critical system development has matured to create a methodology that supports both RAD and traditional processes under one architectured methodology.

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

Sapiens' RAAD methodology is applied throughout the engagement process, from the initial capture of business requirements through to implementation of our solution. It incorporates ongoing management involvement and active user participation throughout all phases of solution definition, development, test and implementation. Joint application development, or JAD, sessions are conducted throughout the development process, ensuring business user participation and continuing refinement of the developed solution. These sessions complement the Sapiens eMerge which allows users to review and test a fully-working solution while it is under development.

OUR CORE TECHNOLOGY

Sapiens' solutions are empowered by Sapiens eMerge(TM), a core development and deployment technology that is designed to express business logic in a declarative manner with business rules, thus providing a unified and open platform for complete business software solutions. A key advantage of Sapiens eMerge is the ability to extend the productive life of existing legacy systems, while simultaneously providing a rapid migration path to new generation Internet and e-commerce technologies. The use of advanced, rapid application development technology allows enterprise-specific enhancements to be made in a shortened timeframe and with a vastly reduced maintenance burden when compared to other technologies.

Sapiens eMerge is based on a multi-tier architecture and operates in multi-platform environments, encompassing many hardware vendors, operating system environments and databases. Platforms supported include IBM's S/390 (zSeries), AS/400 (iSeries) and HP-UNIX. Sapiens eMerge supports databases such as VSAM, IMS, DB2, IDMS, Oracle and Informix. Since Sapiens eMerge exemplifies open systems and cross-platform capabilities, solutions developed with it can be seamlessly migrated from platform to platform and from database to database.

Development, deployment, integration and administration of e-business applications are all accomplished via Sapiens eMerge's technology components, as presented below, providing customers with flexible, scalable and robust systems.

The following are some key features of our core technology that are common to the full range of our solutions:

THE SAPIENS eMERGE OBJECT

The key building block of Sapiens eMerge is the object. An object is a unit of data containing information about a particular aspect of a business. Each object also contains a set of business rules controlling its character and interaction with other objects. For example, a product object within an inventory application will contain information about the product's name, price, identification number, quantity on hand, etc. Encapsulated within the object are rules that dictate when the product should be reordered, and how its price should be calculated.

RULES

The rules within a Sapiens eMerge application are modeled after the business rules by which an organization runs. Each rule is typically a one or two-line statement that declares a discrete business task. Since each rule resides within an object, it is necessary to define the rule only once. In contrast, traditional programming methods require numerous lines of procedural code to perform the same tasks and force developers to repeat the underlying business logic in multiple programs within an application. Consequently, developers using Sapiens eMerge technology are free to concentrate their efforts on the business objectives of an application rather than being tied to the tedious tasks of procedural programming.

Since these rules are encapsulated within the Sapiens eMerge objects, they are easily identifiable and maintainable. In contrast to traditional programming, developers need not review large volumes of code when modifying a Sapiens eMerge-based application. They simply revise the straightforward rules that govern the behavior of the application.

The Sapiens eMerge rules engine features a power of inference called "positive thinking." Due to this feature, the Sapiens eMerge rules need only be stated in their standard, positive form. Non-standard implications of the rules are automatically inferred. For example, a positive rule within an inventory application may dictate that each item ordered should be subtracted from the inventory on hand. In traditional programming, the non-standard operations associated with this, such as adjusting inventory when the amount of an item ordered is changed, or the item is deleted or replaced, must be specified and coded by means of a lengthy and detailed process. However, with Sapiens eMerge this is not necessary, since the rules engine automatically infers these operations.

In summary, Sapiens eMerge rules reduce complexity by stating what has to be done rather than how it should be done. This reduces the number of instructions that are given by the application developer from a long and complicated set of machine instructions (procedural programming) to a greatly reduced number of functional statements. The "how" part of the application is generated automatically by Sapiens eMerge technology's power to infer. Positive thinking also ensures the integrity of an application because the Sapiens eMerge rules engine, rather than requiring developers to work manually, automatically addresses the non-standard, "negative" implications of the business logic.

THE SAPIENS eMERGE REPOSITORY

The Sapiens eMerge repository contains all of the information that comprises an application. The information within the repository includes all Sapiens eMerge objects and rules, screen and report layouts, database mapping information and security profiles. The repository is governed by its own set of rules and objects that control the contents of the repository. The developer of a Sapiens eMerge application simply populates the repository with application specifications, which are then governed by the repository's own rules and objects. Cross-referencing is supported, making application maintenance easy.

Unlike passive repositories, which merely document applications, the Sapiens eMerge repository is automatically synchronized with its associated applications and acts as their dynamic knowledge base. This knowledge base is easily copied and migrated across multiple platforms. This cross-platform flexibility enables Sapiens customers to scale their applications in accordance with their changing needs.

MULTI-TIER ARCHITECTURE

The Company's technology is based on a multi-tier architecture, which includes PRESENTATION, BUSINESS LOGIC and DATA. The presentation layer houses the client technology, including character-based 3270 terminals, Windows-based clients and Web browsers. The business logic layer contains the Sapiens eMerge objects and rules, and may reside on various server platforms, including mainframe, AS/400, UNIX and HP-UX. The third layer accommodates the application data, which may be stored in a wide range of database management systems, including DB2, Oracle, Informix, IMS, VSAM and others.

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

SAPIENS eMERGE BUSINESS INTEGRITY SERVER

SAPIENS eMERGE BUSINESS INTEGRITY SERVER, central to all Sapiens' solutions, is a reliable and scalable enterprise class transaction server, able to handle heavy workloads with thousands of users and millions of daily transactions. SAPIENS eMERGE BUSINESS INTEGRITY SERVER , in its "knowledgebase", a powerful object-oriented data dictionary, contains the aforementioned application definition-objects and business rules.

SAPIENS eMERGE BUSINESS INTEGRITY SERVER resides on a server and runs under a number of operating systems and working environments, as follows:

--------------------------------------------------------------------------------
SERVERS                         OPERATING SYSTEMS/WORKING ENVIRONMENTS
--------------------------------------------------------------------------------
IBM iSeries (AS/400)            OS/400
--------------------------------------------------------------------------------
HP Unix Servers                 HP-UX
--------------------------------------------------------------------------------
IBM zSeries (S/390)             z/OS, OS/390 (CICS, IMS/DC, TSO, Batch), VM/CMS
--------------------------------------------------------------------------------

An application developed using SAPIENS eMERGE BUSINESS INTEGRITY SERVER is portable. For example, if an application is developed in HP-UX, it can be seamlessly migrated to IBM iSeries or zSeries.

SAPIENS eMERGE i.way INTERACTION SERVER

Our "i.way" product is based on the SAPIENS eMERGE BUSINESS INTEGRITY SERVER with the addition of HTTP and interaction servers. i.way enables scalable, enterprise-wide access to data in distributed environments. By using various Web standards (HTML, CSS, SSL, etc.) and Java, i.way provides a personalized user experience on a standard Web browser. Sapiens i.way is deployed on the Windows 2000 platform.

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

o The user interaction logic - both for presentation and for session flow, are defined in a declarative manner and stored centrally in the Sapiens eMerge knowledge base repository along with all other application definitions.

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

SAPIENS eMERGE DEVELOPMENT WORKBENCH

SAPIENS eMERGE DEVELOPMENT WORKBENCH is a fully integrated environment to develop applications from the initial analysis stage through the testing and maintenance of working applications. SAPIENS eMERGE DEVELOPMENT WORKBENCH combines rules-based technology, state-of-the-art user interfaces (GUI + WUI), and graphical modeling tools to model, define, test and modify objects, attributes and rules covering the entire back office and Web front-end life cycle, in one controlled workgroup environment.

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

The Sapiens eMerge Development Workbench runs on the Windows 2000/XP platform connected to the server development environment and is constantly synchronized with application changes, thereby reducing maintenance.

SAPIENS eMERGE INTEGRATION TOOLS

The SAPIENS eMERGE Integration Tools integrate SAPIENS eMERGE applications with legacy, back-office applications and Web environments non-intrusively, thereby avoiding disruption of operational systems. SAPIENS eMERGE Integration Tools connect Sapiens eMerge applications to external J2EE and .NET applications, Web Services, 3270 and 5250 legacy applications, external DBMS's, MQSeries and XML.

SAPIENS eMERGE BUSINESS COMPONENTS

SAPIENS eMERGE BUSINESS COMPONENTS provide Sapiens eMerge with openness to .NET and J2EE compliant applications. Through SAPIENS eMERGE BUSINESS COMPONENTS, ..NET and J2EE application clients can access Sapiens eMerge applications by exposing Sapiens eMerge objects as components with properties and behaviors (methods) that can be invoked. To these applications, Sapiens eMerge objects appear as classes that can be manipulated and integrated as application components. Sapiens eMerge BUSINESS COMPONENTS provides Sapiens eMerge with the features needed to successfully integrate within emerging Web application serving platforms such as IBM's WebSphere, BEA's Weblogic and Microsoft's Enterprise Server.

SAPIENS eMERGE XML ADAPTER

Sapiens eMerge XML Messaging enables Sapiens eMerge applications to expose a set of message based services to other parties, as well as invoke message based services from other parties. The messages are formatted as XML documents.

Some of the key features provided by Sapiens eMerge XML Messaging include: platform and protocol support, ability to interpret and build XML schema and component based documents, rule based message processing and easy integration.

SAPIENS eMERGE LEGACY ADAPTER

SAPIENS eMERGE LEGACY ADAPTER meets the requirements for full, non-intrusive legacy integration. The development environment automates much of the process of building an interface between the legacy application and an e-business application. The runtime environment is robust and efficient, and is transparent to the user of the e-business application.

The key benefit of using LEGACY ADAPTER as opposed to a standard legacy renewal tool (such as one based on screen scraping technology), is that once the proper mapping is done, Sapiens eMerge sees the legacy application as an object that can have new business rules applied to it, just like any other Sapiens eMerge object. New objects can be also added that interact with the legacy objects. This, in effect, enables business processes embedded in the legacy application to participate as equal peers in a complex integration scenario.

The LEGACY ADAPTER solution is based on an Sapiens eMerge application that communicates with the legacy application as a 3270 or 5250 terminal. The aim is not to mimic the legacy application, but rather to provide a contemporary application that uses the legacy application screens as an external data source. Thus, instead of modifying the legacy application, it can be accessed through the interface it already has: its 3270 or 5250 screens. In the development process, LEGACY ADAPTER uses tree controls and a customized LEGACY SCREEN EDITOR.

DBMS ADAPTER

The SAPIENS eMERGE DBMS ADAPTER enables application developers to incorporate external data into Sapiens eMerge applications. As there is a complete separation between the presentation, process and data layers, external data resides in a database maintained by any supported DBMS. DBMS Adapter makes external data appear as native Sapiens eMerge data, so that access to the external data is transparent to both the application and the end user. Thus, the full strength of Sapiens eMerge can be applied to external data.

IBM MQSERIES ADAPTER

Sapiens eMerge databases and applications can be accessed from any program or application that uses the MQSeries messaging system. These programs and applications function as clients and the Sapiens eMerge application functions as a server. The client application can run in any environment that offers MQSeries messaging. There is no need to install any Sapiens eMerge software on the client computer.

KEY BENEFITS TO SAPIENS CUSTOMERS

o FAST TIME TO MARKET (HIGH ROI). Sapiens' combination of a RAD methodology, rules-based development tools and experienced consultants has resulted in significant productivity increases at customer sites. Declarative development with business rules replaces traditional programming methods, addressing the full application life cycle, meaning that no programming code development is required. This represents a reduction in logic specification and application maintenance of 5 to1 and dramatically enhances the quality of the delivered application since most "bugs" arise in the non-standard logic.

o DOMAIN EXPERTISE. Sapiens supports its target markets with the domain expertise of its consultants, the proven methodologies developed by Sapiens Technologies and Sapiens' accumulated experiences with customers in these markets.

o STRONG R&D DIVISION. Sapiens' research and development (R&D) division plays a central role in the Company. R&D is responsible for developing the enabling technologies used in the Company's solutions. Approximately 10% of the Company's revenues are redirected to R&D to ensure the development of innovative technologies for continued growth.

o EXTEND VALUE OF LEGACY SYSTEMS. Sapiens' solutions enable organizations to capitalize on existing large-scale applications and data by non-intrusively integrating them with new e-business applications and technologies. Sapiens solutions not only extend the productive life of legacy systems but simultaneously provide a migration path to next-generation technologies.

o CROSS-PLATFORM CAPABILITY AND SCALABILITY. Sapiens' solutions are designed for an extensive list of computing platforms and technologies including: Windows 2000 and XP; IBM systems including AS/400 and S/390; and various UNIX systems. Sapiens' solutions, with their rules-based approach, allow organizations to create, deploy, integrate and maintain new applications within existing systems or onto different platforms much more quickly and efficiently than by traditional line-by-line programming methods. The platform-independent nature of Sapiens' solutions allows them to be scaled according to the needs of the organization.

CUSTOMERS

The Company markets its solutions primarily to corporate clients and government entities with large information technology budgets and ongoing maintenance and development needs.

The Company believes that the customers listed on the following table, arranged by industry, are representative of its international customer base. The country in which the Company does business or has done business with the customer is indicated for each name.

INSURANCE

AXA Global Risks - UK                                 Israel Defense Forces (Mamram)
AXA Insurance - UK                                    Israel National Police
Aegon Insurance - UK                                  Ministry of Construction & Housing
Berlinische Leben - Germany                           Ministry of Labor & Social Affairs
Canada Life (Albany) - Canada                         Ministry of Defense (Malan)
Delta Lloyd General Insurance - UK                    Ministry of Health
Allianz Group (ELVIA Vie Leben Vita)-                 Ministry of Transportation
  Switzerland                                         National Insurance Institute
Fortis - USA                                     JA Chiba Keizairen - Japan
Helvetia Patria Versicherungen - Switzerland     KRUS-Farmers' National Insurance - Poland
ING Canada - Canada                              Social Security Office of Thailand
Liverpool Victoria - UK                          State of Arkansas - USA
MediRisk - Israel
Menora Insurance Company - Israel                MANUFACTURING
Mutuelle du Mans Assurances (MMA) - France
Nationale Nederlanden - The Netherlands          3M - Europe
Nissan Kasai - Japan                             ALPS Electric - Japan
Norwich Union - UK                               Canon France - France
OneBeacon  Insurance Company - USA               Dunaferr Rt - Hungary
Principal Life Insurance - USA                   Haworth, Inc. - USA
Royal  London  Insurance - UK                    Honda - Japan
Scottish  Provident - UK                         International Paper - USA
Surplus Line Ass'n of California - USA           Kawasaki Heavy Industries - Japan
The Prudential - UK                              Kirin Brewery - Japan
US Automobile Association - USA                  Mazda Parts - Europe
Virginia Farm Bureau - USA                       Mercedes-Benz Schweiz AG - Switzerland
                                                 PZL - Poland Renault - France
FINANCIAL SERVICES                               Stomana Metal Industries - Bulgaria
                                                 TDK Corporation - Japan
Abbey National Mortgage Finance - UK
Banco Credicoop - Argentina                      TRANSPORTATION
Banco Sudameris - Brazil
Bank Hapoalim B.M. - Israel                      Belgian National Railway (NMBS/SNCB) -
Bank Leumi B.M. - Israel                              Belgium
Bank of Ireland - Ireland
Bank Slaski S.A. - Poland                        Canada Maritime - Canada
Barclays Retail Financial Services - UK          InterContainer-Interfrifo - Switzerland
Canadian Imperial Bank of Commerce - Canada      Natural AG (Cronat) - Switzerland
Capital Bank (NWS Bank Plc) - UK                 Norfolk Southern Railway - USA
National Australian Group - Australia and UK
PKO BP S.A. Bank - Poland                        RETAIL
Principal Financial Group - USA
Woolwich Direct - UK                             Argos - UK
Sanwa Bank - Japan                               Groupe Andre - France
Thomas Cook Financial Services - Canada          HAC Kimisawa Co. - Japan
                                                 JA Kumamoto Agricultural - Japan
GOVERNMENT & UTILITIES
                                                 MISCELLANEOUS
Ameritech - USA
Computer Sciences Corporation - USA              American Assn. of Retired Persons - USA
ELMU-Budapesti Elektromos Muvek - Hungary        Six Continents (Bass Hotels -Holiday Inn) - USA
Houston Industries - USA                         AOL Time Warner : Southern Progress - Oxmoor
Government of Israel:                                 House Media Services - USA
     Civil Service Commission                    JD Williams & Company - USA
     Israeli Air Force                           Mega Sports Corporation - Japan
                                                 Panasonic UK - UK

For information regarding the principal markets in which the Company competes, see Note 15 to the Company's financial statements.

COMPETITION

The market for e-business software solutions is highly competitive and characterized by rapidly changing technology, evolving industry standards and customer requirements, and frequent innovations. The following is a breakdown of the competition that we face in each of our primary markets:

RAPID APPLICATION DEVELOPMENT

Our competitors in the application development and e-commerce marketplaces include tool vendors and system integrators. RAD Tool vendors with that we compete include Versata, Software AG, HNC (Blaze), ARTEch (GeneXus), Magic and Lansa. Consultants and system integrators that offer competing solutions include IBM, EDS, Cap Gemini, Computer Associates International, Andersen Consulting, and KPMG.

LEGACY EVOLUTION

Our competitors in the legacy evolution marketplaces include tool vendors and system integrators. Tool vendors that we compete with include SAGA Systems, Seagull, Neon, Relativity, Merant, SEEC, Most, Intercomp and IBM.

Web consultants and system integrators that offer competing solutions include IBM, Cap Gemini, Xpedior, Sapient, Cambridge Technology Partners, Computer Associates International, Andersen Consulting, USWeb/CKS and EDS.

SALES AND MARKETING

To reach the broadest potential customer base, the Company has pursued multiple distribution channels, including a direct sales force and relationships with system integrators and, in certain geographic areas, with distributors.

The Company has marketing and sales personnel located in its operations in the United States, the United Kingdom, France, Germany, Canada, Japan, and Israel. The direct sales force focuses on large organizations within select industries. It also coordinates sales activities with system integrators such as Cap Gemini, CSC and IBM. These partnerships allow Sapiens to further expand its own solutions and to gain access to specific types of domain.

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

       ------------------- SAPIENS INTERNATIONAL N.V
       |                     (Netherland Antilles)
       |                               |
       |                               |
 eZoneXchange                SAPIEN INTERNATIONAL B.V ---------------
    (77%)                          (Amsterdam)                       |
  (Delaware)                           |                          Sapiens
                                       |                           Japan
                                       |                           (90%)
                                       |
                                       |
  ---------------------------------------------------------------------------------------------
      |             |         |         |           |           |         |         |         |
      |             |         |         |           |           |         |         |         |

   Sapiens       Sapiens   Sapiens   Sapiens     Sapiens     Sapiens   Sapiens   Sapiens   Sapiens
   Americas      Canada       UK      France   Switzerland   Germany   Belgium    Israel    Tech.
  (Delaware)    (Ontario)                                                        (Israel)  (Israel)

   Note 1. State or country of incorporation indicated in parentheticals, if necessary
        2. Unless indicated otherwise, the ownership interest is 100%.


D.       DESCRIPTION OF PROPERTY

The Company leases office space in the United States, Canada, United Kingdom, France, Israel, Switzerland, Germany, Belgium, and The Netherlands. The lease terms are generally five to ten years. The Company believes that its existing facilities are adequate for its current needs.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with our financial statements and the notes thereto. Certain matters discussed below and throughout this annual report are forward-looking statements that are based on our beliefs and assumptions as well as information currently available to us. Such forward-looking statements may be identified by the use of the words "anticipate," "believe," "estimate," "expect," "may," "will," "plan" and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those described herein. Please read the section above entitled "Risk Factors" to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements and keep in mind the other cautionary statements appearing in Item 5 and elsewhere in this annual report.

The Company's discussion and analysis of its financial condition and result of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with Generally Accepted Accounting Principles in the United States ("US GAAP"). The preparation of these financial statements required the Company to make estimations and judgments, in accordance with US GAAP, that affect the reporting amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, bad debts, goodwill and other intangible assets, capitalized software development costs, deferred taxes, income taxes and legal contingencies. The Company based its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The following accounting policies form the basis of the above-referenced estimates and judgments that the Company made in preparing its consolidated financial statements.

REVENUE RECOGNITION

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

The Company's project business derives a significant portion of its revenue from fixed price contracts. Revenues from fixed-price contracts are recognized based on Statement of Opinion No. 81-1 "Accounting for Performance of Construction Type and Certain Production Type Contracts" ("SOP 81-1"), which requires the accurate estimation of the cost, scope and duration for each project. Revenue and related cost for these projects are recognized on percentage of completion, using the input measure to assess the percent completed with revisions to estimates reflected in the period in which changes become known. If the Company does not accurately estimate the resources required or the scope of work to be performed, or does not manage its project properly within the projected periods of time or satisfy its obligations under the contract, then project margins may be significantly and negatively affected, which may result in losses on existing contracts. Any such resulting reductions in margins or contract losses in a large, fixed-price contract may have a material adverse impact on the Company's results of operations.

Consulting and other service revenue includes also training and post-contract maintenance service. Revenues from consulting, maintenance and training services are recognized ratably over the contractual period or as services are performed.

BAD DEBT

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers was to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required.

GOODWILL AND OTHER IDENTIFIABLE INTANGIBLE ASSETS

Goodwill that arose from acquisitions prior to July 1, 2001 was amortized until December 31, 2001 on a straight-line method over their estimated useful lives. The Federal Accounting Standards Board issued Statement of Financial

Accounting Standards No. 141 ("SFAS 141") and No. 142 ("SFAS 142") in June 2001. SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets separate from goodwill. SFAS 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. We adopted these pronouncements effective January 1, 2002. As of such date, we ceased the use of amortization associated with purchased goodwill.

CURRENCY FLUCTUATION

We expect that a significant portion of our revenues will continue to be denominated in the GBP and the euro, and a smaller portion will be denominated in the Japanese yen and the New Israeli Shekel ("NIS"). As a result, movements in the exchange rates between the US dollar and the euro, the US dollar and the Japanese yen and the US dollar and the NIS could have a material adverse impact on our revenues and results of operations within Europe, Japan and Israel.

We regularly assess our interest rate and currency exchange exposures and determine whether to adjust or hedge our position. We may use derivative instruments to hedge or adjust our exposures. As a matter of policy we do not enter into transactions of a speculative or trading nature. Interest rate and foreign exchange exposures are monitored by tracking actual and projected commitments and through the use of sensitivity analysis.

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

INCOME TAXES

The Company, through its operating subsidiaries, operates within multiple tax jurisdictions and may be subject to tax audit in these jurisdictions. These tax audits can involve complex issues, which may require an extended period of time to resolve. In management's opinion, adequate provisions for income taxes have been made for all years.

LITIGATION

We are currently involved in certain legal proceedings and claims that arose in the ordinary course of business. As discussed in Note 11 of our consolidated financial statements, as of December 31, 2002, we have accrued our estimate of the probable costs for the resolution of these claims. This estimate has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not expect these claims and/or proceedings to have a material adverse effect on our consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions related to these claims and proceedings.

RESULTS OF OPERATIONS

REVENUES. Product revenues are comprised of sales of licenses, license upgrades, specially designed products for the insurance industry such as "Policy INSIGHT," "Closed Books INSIGHT" and "Claims INSIGHT," application development and re-engineering projects, and platform and/or computing environment migration projects. These projects are performed either on a fixed-price or time and materials basis. Service revenues include mainly consultants on a time and materials basis and maintenance support.

Total revenues in 2002 increased 2.2% to $64.8 million from $63.4 million in 2001 after a decrease of 12.8% from $72.7 million in 2000. Product revenues in 2002 increased 23.9% to $42.0 million from $33.9 million in 2001 and decreased 23.0% in 2001 from $44.0 million in 2000. Consulting and other service revenues in 2002 decreased 22.7% to $22.8 million from $29.5 million in 2001 and increased 2.8% in 2001 from $28.7 million in 2000.

Our product revenues for the year ended December 31, 2002 rose mainly due to sales to existing customers of upgrades of Sapiens eMerge licenses to version
4.5 coupled with successful results of increased sales and marketing efforts. The decline in consulting and other service revenues came as a result of lower revenues from consulting, while revenues from maintenance remained flat. Consulting revenues decreased primarily because the Company concentrated on activities with higher profit margins and did not take on activities with lower profit margins.

Revenues from operations within geographic areas based on our customers' locations show growth in the United Kingdom subsidiary and the North American subsidiaries. The UK subsidiary increased its revenues 19.2% in 2002 to $25.4 million from $21.3 million 2001 and 20.3% in 2001 from $17.7 million in 2000. The North American subsidiaries reported revenues of $20.3 million in 2002, a 9.7% increase from $18.5 million in 2001 as compared with a 22.5% increase in 2001 from $15.1 million in 2000. The Company attributes increased revenues in these regions to successful marketing, sales and delivery efforts.

Revenues from our French subsidiaries were $3.5 million, down 41.7% from $6.0 million in 2001, which in turn declined 63.9% from $16.6 million in 2000; from our German subsidiaries, $2.7 million, which declined 43.8% from $4.8 million in 2001, as compared with a decline of 23.8% from $6.3 million in 2000; and from other small subisidiaries (Switzerland and Japan), $7.2 million, up 5.9 % from $6.8 million in 2001, as compared with a decline of 40.4% from $11.4 million in 2000. Our Israeli subsidiary showed a slight decline of 4.9% to $5.8 million in 2002 from $6.1 million in 2001 which was an increase of 8.9% from $5.6 million in 2000.

COST OF REVENUES. Cost of revenues is mainly comprised of labor costs of software consultants and engineers, direct overhead of professional services, amortization of capitalized software and royalties to the Office of the Chief Scientist ("OCS") in Israel. Cost of service revenues also includes depreciation of fixed assets. Our overall gross profit in 2002 increased 38.0% to $28.7 million from $20.8 million in 2001 after decreasing 4.6% from $21.8 million in 2000. Overall gross profit increased in 2002 mainly as a result of increased product revenues in the revenues mix. Gross profit as a percentage of revenues increased by 35.1% to 44.3% in 2002 from 32.8% in 2001, which was an increase of 9.3% from 30.0% in 2000.

Gross profit from product revenues increased 90.2% in 2002 to $19.4 million from $10.2 million in 2001 after a decrease of 25.5% from $13.7 million in 2000. Gross margin from product revenues was 46.2% in 2002, an increase of 53.5% compared with 30.1% in 2001, following a 3.2% decrease from 31.1% in 2000. The increases in gross profit and gross margin from product revenues resulted primarily from the relatively high proportion of licenses and license upgrades accompanied by improved product pricing and delivery efficiencies. The sales of licenses amounted to $10.2 million, $11.5 million and $5.0 million in the years 2002, 2001 and 2000, respectively.

Royalty expense pursuant to the OCS funding programs, included in cost of products, increased 6.7% to $1.6 in 2002 from $1.5 million in 2001, and increased 15.4% in 2001 from $1.3 million in 2000. The growing liability to the OCS from year to year resulted from the sale of a larger proportion of products using technologies based on research and development funding by the OCS.

The salaries and other personnel-related expenses component of the costs of product revenues was 42.1%, 51.9% and 57.7% in the years 2002, 2001 and 2000, respectively. This positive ratio trend reflect the material contribution of improved efficiency and better utilization of the Company's professional teams and helped to offset the increased spending on royalties to the OCS. As a result, gross margins improved consistently from 2000 to 2002.

In addition, capitalized software development costs decreased 32.5% to $2.7 million in 2002 compared with $4.0 million in 2001, which in turn was a 7.0% decrease from $4.3 million in 2000. Similarly, amortization of capitalized software decreased 37.0% to $2.9 million in 2002 compared with $4.6 million in 2001, after an increase of 43.8% from $3.2 million in 2000.

Gross profit from consulting, maintenance and other services decreased 12.3% to $9.3 million in 2002 from $10.6 million in 2001 which was an increase of 30.9% from $8.1 million in 2000. At the same time, gross margin from consulting, maintenance and other services improved 13.4% in 2002 to 40.8% from 35.9% in 2001 after a 27.3% increase from 28.2% in 2000, mainly due to improved utilization of our professional resources and replacement of low margin consulting services with those that have higher margins. Improved efficiencies and better utilization of our maintenance professionals also contributed to the improvement in gross margin from our maintenance services.

RESEARCH AND DEVELOPMENT, NET. Research and development ("R&D") costs are mainly comprised of labor costs and depreciation of fixed assets net of grants from the OCS. Net research and development expenditures increased 9.1% in 2002 to $6.0 million from $5.5 million in 2001 after decreasing 46.6% from $10.3 million in 2000. The increased spending on R&D recorded in 2002 as compared with the previous year, as well as the increased dedication of company resources to new product development, reflect our efforts to accelerate development of specially-designed products for the insurance industry such as Policy INSIGHT, Closed Books INSIGHT and Claims INSIGHT.A portion of our R&D expenditures is funded by the OCS pursuant to programs entitling the Government to receive royalties on sales of products developed as a result of R&D projects so funded. The net R&D expenditure in 2002 and 2001 benefited from OCS funding in the amounts of $0.7 million and $1.6 million, respectively. Due to the late approval of the R&D grant in the year 2000, the Company did not record any R&D funding in 2000. See information regarding capitalized software development costs under "Costs of Revenues" above.

SELLING, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES, NET. Selling, marketing, general and administrative expenses consist primarily of salaries and other personnel-related expenses. In addition, selling and marketring expenses also include commission and other costs associated with our sales and marketing efforts while general and administrative expenses also include facilities, communications and external consultants. Selling and marketing, general and administrative, net ("SG&A") expenses in 2002 decreased 17.1% to $23.8 million from $28.7 million in 2001, a decrease of 38.5% from $46.7 million in 2000. The decrease in SG&A expenses in 2002 is the result of continuing the aggressive cost efficiency program that management implemented beginning in 2001. The decrease from 2000 to 2001 is primarily due to a decrease in payroll and headcount-related expenses, mainly in general and administrative (which accounted for $10.4 million of the decrease) and a $7.6 million decrease in facilities and other infrastructure expenses. The decrease from 2001 to 2002 is due to an additional decrease in payroll and headcount related expenses resulting from additional headcount reduction (which accounted for $1.2 million of the decrease) and a $3.7 million decrease in expenses related to other operating expenses. At the same time, marketing, promotional activity and related expenses were maintained in 2002 in order to support and accelerate the implementation of the Company's strategy of penetrating the insurance industry as a targeted market. Expressed as a percent of total revenues, SG&A expenses decreased to 36.7% in 2002 from 45.3% in 2001 and 64.2% in 2000, representing a significant factor in our improving overall operating margins over that period.

RESTRUCTURING EXPENSES. On December 31, 2002 we recorded a restructuring charge in the amount of $0.5 million, compared to no such charge in 2001 and a charge of $2.6 million in 2000. The restructuring charge in 2002 represented involuntary termination benefits for approximately 40 employees as part of our recovery plan for the year 2002. As part of the plan, the employment of 33 additional employees was terminated with no related restructuring charge. The restructuring plan was aimed at streamlining the Company by improving gross margins performance and realignment of SG&A organization and costs in order to better support the needs of our market and customers.

TAXES ON INCOME. The tax expenses in 2002 were $1.4 million, an increase of 100% compared with tax expenses of $0.7 million in 2001, which in turn represented an increase of 136.8% over a net tax benefit of $1.9 million in 2000. The increase in 2002 is due primarily to the agreement with the Israel tax authorities described in the next paragraph. The Company's entire provision for taxes on income relates to operations in jurisdictions other than the

Netherlands Antilles. The effective income tax rate varies from period to period as the result of the various jurisdictions in which the Company operates and where each one has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowance of deductions, credits and other benefits). The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company did not recognize a majority of the deferred tax assets relating to the net operating losses of the Company's subsidiaries worldwide due to the uncertainty of the realization of such tax benefits.

In December 2001, Sapiens Technologies Ltd. ("Technologies"), Sapiens Israel Software Systems Ltd., Sapiens International Corporation N.V. and Sapiens International Corporation B.V. entered into an agreement with the Israeli Tax Authorities ("the ITA") following a tax audit. In accordance with this agreement's provisions, the Company agreed to pay in installments an amount of approximately $1 million for the tax years through 1999. These payments were completed in November 2002. In addition, this agreement provided that the Company would have a contingent tax liability to pay an additional amount (the "additional amount"). The payment of the additional amount was contingent on Technologies obtaining certain approvals from the Investment Center regarding the status of the Approved Enterprise under the Encouragement of Investments Law. In July 2002, an agreement was reached between Technologies and the ITA, according to which the additional amount was determined to be $580,000. This additional amount is payable in 11 installments ending in October 2003.

NET INCOME/LOSS. Net loss for 2002 was $5.2 million, a decrease of 71.1% compared with a loss of $18.0 million, which in turn represented a decrease of 52.9% from $38.2 million in 2000. The decrease in loss in 2002 was primarily due to improved gross profit margins and lower operating and financial expenses.

LIQUIDITY AND CAPITAL RESOURCES. Cash, cash equivalents, marketable securities and short term investments at the end of 2002 were $23.7 million compared with $16.1 million at the end of 2001 and $10.9 at the end of 2000.

Net cash provided by operations was $5.0 million in 2002 compared with $2.6 million net cash used in operations in 2001 and $21.1 net cash used in operations in 2000. The material improvement in 2002 versus 2001 and 2000 was due primarily to two factors: the improved operating results based on aggressive reduction of costs and increased efficiency throughout the Company's operations; and a decrease of 40.9% in trade receivables due to successful deliveries resulting in efficient collection efforts ($10.4 million as at December 31, 2002 compared to $17.6 million as at December 31, 2001). Net cash used in investing activities was $3.7 million in 2002, compared with $4.3 million in 2001and $3.7 million in 2000. The principal uses of cash were the purchase of property and equipment, capitalized software development costs and the purchase of short-term deposits and marketable securities.

Net cash provided by financing activities totaled $4.3 million, compared with $6.4 million net cash provided by financing activities in 2001 and $33.4 million in 2000. The sources of cash provided by financing activities were the investment by Formula Systems (1985) Ltd. ("Formula") of $10 million and a decrease of $10.6 million in short-term bank debt, of which $7.5 million was the result of reclassification to long-term debt through agreements with the Company's lender banks.

In June 2003, the Company received approval from its lender banks to extend its existing credit lines in the amount of $24 million, of which $16.1 million will be available until March 31, 2004 and $7.9 million will be available until March 31, 2005

In December 2002, Formula invested an additional $10 million in the Company by exercising an existing option to purchase Common Shares. See "Related Party Transactions" under Item 7.

Management believes that available working capital and credit lines will be sufficient for the next 12 months to support the Company's operating requirements. The Company may consider other financing alternatives to finance strategic goals and future growth.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND OFFICERS OF REGISTRANT

The following table sets forth certain information regarding the current executive officers and directors of the Company.

NAME                                AGE    POSITION
----                                ---    --------
Ron Zuckerman (1)                   46     Chairman of the Board of Directors
Yitzhak Sharir                      52     President, Chief Executive Officer and Director
Yuval Hadari                        62     Executive Vice President and Chief Financial Officer
David Ofek                          50     Executive Vice President, Business Development & Marketing
Amos Shattner                       52     Executive Vice President, Technologies and Operations
Michel Berty (1) (2)                64     Director
Kenneth J. Bialkin (1)              73     Director
Dan Goldstein                       49     Director
Gad Goldstein                       43     Director
L. Robert Libutti (2)               66     Director
Tsvi Misinai                        57     Director
Shlomo (Shai) Sole                  52     Director
Intertrust (Curacao) N.V. (2) (3)          Director

(1)  Member of Compensation Committee
(2)  Member of Audit Committee
(3) Intertrust (Curacao) N.V. is a corporate body organized under the laws of the Netherlands Antilles. The Articles of Incorporation of the Company provide that a corporate body may be a member of the Board of Directors.

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

David Ofek joined the Company as Executive Vice President, Business Development & Marketing in 2002. Prior to joining the Company, he served as the Chief Executive Officer of Objet Geometries Ltd., an affiliate of Scitex Corporation Ltd., for two years. Before Objet Geometries, Mr. Ofek was employed by other companies in the Scitex Corporation group for 15 years. His positions included President & CEO of Scitex Europe S.A.

Amos Shattner joined the Company as Executive Vice President, Technologies and Operations in March 2001. Prior to joining the Company, Mr. Shattner most recently served as Chief Executive Officer of Varicom Communications. Mr. Shattner serves as a director of Index Madadim Benleumiim, an Israeli public company.

Michel Berty has served as a director of the Company since March 1997. Mr. Berty served as Chairman and Chief Executive Officer of Cap Gemini America from 1993 through March 1997; and as General Secretary of the Cap Gemini Group from 1986 to 1993.

Kenneth J. Bialkin has been a director of the Company since August 1992. Mr. Bialkin has been a partner at Skadden, Arps, Slate Meagher & Flom LLP for more than five years. Mr. Bialkin is a director of Citigroup, OSHAP, Municipal Assistance Corporation for the City of New York, and Tecnomatix.

Dan Goldstein has served as a director of the Company since March 5, 2001, the date on which the first private placement transaction described below under "Related Party Transactions" was completed. Pursuant to the terms of the private placement, Mr. Goldstein filled the vacancy caused by the resignation of Mr. Harold Leach. In 1982, Mr. Goldstein founded the first company in the Formula Group. Since then he has been CEO and Chairman of the Group and serves as a director in other companies in the Group.

Gad Goldstein has served as a director of the Company since July 2002. Mr. Goldstein has been President of Formula Systems (1985) Ltd. ("Formula") since 1995 and a director of Formula since 1985. Between 1985 and 1995, Mr. Goldstein was Vice President of Formula. In addition, Mr. Goldstein is Chairman of the Board of Crystal Systems Solutions Ltd., a Formula Group company, and serves as a director of other companies in the Group.

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

Tsvi Misinai is a founder of the Company and has served as a director since April 1990. Mr. Misinai served as President and Chief Technological Officer of the Company from its formation in 1990 through March 1997. Mr. Misinai is currently Chairman of NewFrame Corporation, Ltd., a software company based in Israel. Since 1990, Mr. Misinai has been a director of Meister Software N.V. Mr. Misinai worked at the Weizmann Institute of Science located in Rehovot, Israel (the "Weizmann Institute"), as an initiator and manager of the DB1 project.

Shlomo (Shai) Sole is a founder of the Company and has served as a director since May 1991. Mr. Sole served as Executive Vice President-Research & Development from April 1990 through December 1996. Since 1990, Mr. Sole has served as a director of Meister Software N.V. Mr. Sole worked at the Weizmann Institute as a researcher and member of the DB1 development team, the predecessor of Sapiens.

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

By virtue of their deemed beneficial ownership of Common Shares, directors Dan Goldstein and Gad Goldstein may be deemed to beneficially own over 50% of the outstanding Common Shares and will be in a position to control the election of the Company's directors and thus the direction and future operations of the Company.

Directors Dan Goldstein and Gad Goldstein are brothers. Apart from that relationship, there are no family relationships among the executive officers or directors of the Company. The Company has no current intent or plan to change its compensation arrangements with respect to directors for serving as directors.

B.       COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate amount of compensation paid by the Company during the fiscal year ended December 31, 2002, to all directors and executive officers as a group for services in all capacities was $2,770,809 which includes amounts set aside or accrued to provide pension, retirement severance or bonuses and similar benefits, but does not include amounts expended by the Company for automobiles made available to its officers or expenses (including business travel and professional and business association dues) reimbursed to such officers. The aggregate amount set aside or accrued by the Company during its fiscal year ended December 31, 2001, to provide pension, retirement severance and similar benefits for directors and executive officers of the Company was $185,525. The foregoing amounts also exclude stock option grants to the Company's directors and officers pursuant to the Company's 1992 Stock Option Plan, which is described below.

The Company has employment agreements with its officers. The Company, in the ordinary course of its business, enters into confidentiality agreements with its personnel in Israel and has entered into non-competition and confidentiality agreements with its officers and high-level technical personnel. The Company does not maintain key person life insurance on any of its executive officers.

BOARD FEES AND EXPENSES

The Company pays its independent directors the sum of $1,000 for each Board meeting attended in person and the sum of $500 for each Board meeting participated in by telephone and for each Committee meeting (however attended). In addition, if an independent director is required to travel to a meeting, he is paid $1,000 for a travel day. The Company reimburses all Board members for reasonable out-of-pocket expenses incurred in connection with their attendance at Board or committee meetings.

The Company grants to its independent directors options to purchase 20,000 shares of the Company's common stock annually. The options are granted at an exercise price equal to the fair market value of the Company's common stock on the date of grant. The term of the options is 10 years and the options vest at a rate of 25% per annum.

STOCK OPTION AND INCENTIVE PLAN

On April 2, 1992, the Company adopted the 1992 Stock Option and Incentive Plan (the "1992 Stock Plan"), which was submitted for approval and approved in April, 1992, by the Company's shareholders, pursuant to which, officers, directors, and employees of the Company will be eligible to receive awards of stock options and restricted stock. The 1992 Stock Plan is administered by a committee (the "Committee"), established by the Company's Board of Directors. Options granted under the 1992 Stock Plan may be "incentive stock options" ("ISOs"), within the meaning of section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified stock options ("non-Qualified Stock Options"). Restricted stock may be granted in addition to or in lieu of any other award granted under the 1992 Stock Plan.

In 1992, the Company reserved 100,000 Common Shares for issuance of awards under the 1992 Stock Plan. In February 1994, the shareholders adopted the resolution to increase the number of shares reserved for grant under the 1992 Stock Plan by an additional 200,000 Common Shares. In October 1995 and January 1997 the Company increased the number of shares available for grant under the 1992 Stock plan by an additional 200,000 Common Shares each in order to retain and attract management and other key personnel essential to the Company's achievement of various performance milestones based on net operating profit, excluding extraordinary items. In March 1998 and October 1998 the Company increased the number of shares available for grant under the Plan by an additional 200,000 Common Shares each for the purpose of attracting new talent to the Company. In January 2000 and November 2000, the Company increased the number of shares available for grant under the Plan by an additional 400,000 and 800,000 Common Shares respectively. These increases were necessary in light of the decline in the market price of the Company's Common Shares, which rendered previous option grants valueless, and the need to retain the Company's talented personnel under difficult conditions.

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

By its terms, the 1992 Stock Plan terminated on April 2, 2002. On February 18, 2003, the Board of Directors authorized the extension of the 1992 Stock Plan for an additional 10 years, subject to approval of such extension by the Company's shareholders. It is desirable that the 1992 Stock Plan remain in effect so that the Company will be able to attract and retain talented employees. The proposal to approve the extension of the 1992 Stock Plan will be submitted to the Company's shareholders at the Annual General Meeting scheduled in August 1993. As of December 31, 2002, options to purchase 1,580,713 Common Shares (652,988 of which were held by officers and directors) were outstanding with exercise and vesting dates beginning in June 1993 and expiring at various dates through December 2012. As of that date, there were 22,280 shares of restricted stock that the Company had granted to employees and other eligible grantee (350 of which were held by current and former officers and directors). As of December 31, 1997, all of the restricted shares had vested under the restricted stock awards. Restricted stock awards vested at various dates beginning in June 1993.

C.       BOARD PRACTICES

Members of the Company's Board of Directors are elected by a vote at the annual general meeting of shareholders and serve for a term of one year. Directors may serve multiple terms and are elected by a majority of the votes cast at the meeting. Each executive officer serves until his/her removal by the Board of Directors or resignation from office. Non-employee directors do not have agreements with the Company for benefits upon termination of their service as directors.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors is comprised of three external directors, nominated by the Board of Directors. During the year 2002, Messrs. Libutti and Berty and Intertrust (Curacao) N.V. served as members of the Audit Committee. Its primary function is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing financial information, internal controls and the audit process. The Committee is governed by a Charter and meets at regularly scheduled quarterly meetings.

COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors is comprised of three external directors, nominated by the Board of Directors. During the year 2002, Messrs. Zuckerman, Bialkin and Berty served as members of the Compensation Committee. The primary function of the Compensation Committee is to manage the Company's Stock Option Plan and review and approve all matters relating to the compensation of the Company's officers and directors. The Committee meets at regularly scheduled quarterly meetings.

D.       EMPLOYEES

Competition for personnel in the Company's industry is intense. The Company believes that its future success will depend in part on its continued ability to hire and retain qualified personnel. There can be no assurance that the Company will be successful in attracting and retaining sufficient numbers of qualified personnel to conduct its business in the future.

As of December 31, 2002, the Company had a total of 541 employees, including 94 in research and development, 329 in consulting, delivery and technical support; and 118 in SG&A.

E.       SHARE OWNERSHIP

                                                  SHARES BENEFICIALLY OWNED
                                                  --------------------------
                                                    NUMBER        PERCENT(1)
                                                  ---------       ----------
    Dan Goldstein (2)                             6,696,496         54.9

    Gad Goldstein (2)                             6,696,496         54.9

    Ron Zuckerman (3)                               641,800          5.7

    Yitzhak Sharir (4)                              315,000          2.9

    Tsvi Misinai (5) (7)                            345,333          3.1

    Shai Sole (6) (7)                               402,820          3.7

    All directors and executive officers
        as a group (13 persons) (8)               1,870,353         16.0

(1) Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The percentages shown are based on 10,994,035 Common Shares issued and outstanding as of June 16, 2003 plus such number of Common Shares as the indicated person or group had the right to receive upon the exercise of options which are exercisable within 60 days of June 16, 2003.

(2) Includes (i) 5,491,677 Common Shares and (ii) an option to purchase 1,204,819 Common Shares at an exercise price of $4.15 per share. Dan Goldstein, an officer and a director of Formula, and Gad Goldstein, President and director of Formula, each disclaim beneficial ownership of these shares. See Item 7, "Major Shareholders."

(3) Includes (i) 97,700 Common Shares held by Lako Enterprises S.A., a corporation ("Lako") as to which Mr. Zuckerman disclaims beneficial ownership (see below); (ii) 340,800 Common Shares held by Meister Software N.V. ("Meister"), a Netherlands Antilles corporation, which shares may be deemed to be beneficially owned by Mr. Zuckerman (see below); (iii) 24,000 Common Shares held of record by Mr. Zuckerman; and (iv) options to purchase 179,300 Common Shares held by Lako to which Mr. Zuckerman disclaims beneficial ownership. The options have exercise prices ranging from $0.005 to $32.50 per share.

     A trust (the Bornali Foundation) for the benefit of the estate of Mr. Zuckerman owns all the outstanding voting shares of Lako. Mr. Zuckerman disclaims beneficial ownership of the Common Shares held by Lako.

     Lako owns 97,600 Common Shares of the Company and 50% of the voting shares of Century Holdings, Inc., a Panamanian corporation ("Century). Century owns approximately 31.9% of the voting stock of Meister. By virtue of Lako's ownership of Century, Mr. Zuckerman may be deemed to have ownership of Century and thus may be deemed to beneficially own all of the Common Shares held by Meister.

(4) Includes 300,000 Common Shares that are currently being held in escrow by the General Counsel of the Company pursuant to a share purchase agreement between Red Coral Holdings, Inc. and the Company. Mr. Sharir disclaims beneficial ownership of such Common Shares. Also includes options to purchase 15,000 Common Shares at an exercise price of $5.70 per share.

(5) Includes (i) 340,800 Common Shares held by Meister, which shares may be deemed to be beneficially owned by Mr. Misinai(see note (7)); (ii) 233 Common Shares held of record by Mr. Misinai; and (iii) options to purchase 4,300 Common Shares at an exercise price of $11.25 per share.

(6) Includes (i) 340,800 Common Shares held by Meister, which shares may be deemed to be beneficially owned by Mr. Sole (see Note (7)); (ii) 33,720 Common Shares held of record by a trust (the ADANAC Trust) for the benefit of Mr. Sole's children, as to which Mr. Sole disclaims beneficial ownership; and (iii) options to purchase 28,300 Common Shares at exercise prices ranging from $11.25 to $32.50 per share.

(7) Tsvi Misinai and Shlomo (Shai) Sole beneficially own approximately 23% and approximately 9.7%, respectively, of the voting stock of Meister. By virtue of their ownership of Meister and their positions as officers and directors of Meister (see "Management"), Mr. Misinai and Mr. Sole may be deemed to beneficially own all of the outstanding Common Shares held by Meister.

(8) Each of the directors and executive officers not separately identified in the above table beneficially own less than 1% of our outstanding Common Shares (including options held by each such party and which are vested or will become vested within 60 days of the date of this annual report) and have therefore not been separately disclosed.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

The following table sets forth, as of June 16, 2003, certain information with respect to the beneficial ownership of the Company's Common Shares by each person known by the Company to own beneficially more than 5% of the outstanding Common Shares, based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

                                                     SHARES BENEFICIALLY OWNED
                                                    ----------------------------
NAME AND ADDRESS                                     NUMBER          PERCENT (1)
----------------                                     ------          --------

Formula Systems (1985) Ltd. ("Formula")(2)          6,696,496          54.9
    3 Hagalim Boulevard
    Herzlia 46725, Israel

Yarnfield International Limited ("Yarnfield")       1,204,819          11.0
    c/o Rothschild Corporate Fiduciary
    Services Limited
    St. Peter's House, Le Bordage
    St. Peter's Port, Guernsey, Channel Islands

(1) The percentages shown are based on 10,994,035 Common Shares issued and outstanding as of June 16, 2003 plus such number of Common Shares as the indicated person or group had the right to receive upon the exercise of options which are exercisable within 60 days of June 16, 2003.

(2) Includes (i) 5,491,677 Common Shares and (ii) an option to purchase 1,204,819 Common Shares at an exercise price of $4.15 per share. Dan Goldstein is chairman of the board and Chief Executive Officer of Formula and owns 20.0% of the outstanding shares of Formula. Gad Goldstein is a director and president of Formula and owns 3.3% of the outstanding shares of Formula. Messrs. Dan and Gad Goldstein are brothers. Based on the foregoing, Dan Goldstein and Gad Goldstein each may be deemed to share with Formula the power to vote and dispose of our Common Shares beneficially owned by Formula. Each of Dan Goldstein and Gad Goldstein disclaims beneficial ownership of the Common Shares beneficially owned by Formula.

As a result of the transactions described below under "Related Party Transactions, significant changes in percentage ownership by the shareholders listed above. These shareholders do not have different voting rights.

As of December 31, 2002 there were 185 holders of record of the Company's Common Shares, including 124 holders of record with addresses in the United States. Based on Formula's holding 50% of the outstanding Common Shares of the Company, Formula may be considered to control the Company.

B.       RELATED PARTY TRANSACTIONS

1. The Company entered into a Share Purchase Agreement, dated January 24, 2001 (the "Share Purchase Agreement"), with Formula and Yarnfield (collectively the "Investors"). In the Share Purchase Agreement, the Investors agreed to invest an aggregate of $15 million in the Company in exchange for issuance of Series F preferred shares (the "Preferred F Shares"). In addition, the Investors were granted an option to invest up to an additional sum of $15 million, with Formula having an option to invest up to $10 million and Yarnfield having an option to invest up to $5 million, at any time through December 25, 2003. The Company's shareholders approved this private placement transaction in February 2001 and the transaction was closed in March 2001. Yarnfield is an affiliate of the Magnum Technologies Fund, and Ron Zuckerman, Chairman of the Board of the Company, is an advisor to Magnum.

     In October 2002, the Investors made an offer to the Company (the "Offer") under which (a) the Investors would convert all their outstanding Preferred F Shares into Common Shares at a reduced conversion price of $4.15, (b) Formula would invest an additional $10 million in Common Shares by exercising an existing option to purchase Common Shares at a reduced exercise price of $4.15 per Common Share and (c) Yarnfield would assign to Formula an option Yarnfield held to purchase Common Shares and such option would be exercisable at the reduced exercise price of $4.15 per Common Share. The Offer was approved by the shareholders at a Special Meeting held on November 21, 2002 and the transactions contemplated by the Offer closed on December 31, 2002. As a result of these transactions, Formula became the holder of approximately 43.9% of the outstanding Common Shares of the Company and Yarnfield became the holder of approximately 11.0% of the outstanding Common Shares.

2. On April 4, 2001, the Company entered into a share purchase and loan agreement with Red Coral Holdings, Inc. ("Red Coral"), owned by the Company's President and Chief Executive Officer. According to the terms of the agreement, Red Coral purchased 300,000 Common shares of the Company for a purchase price of $975,000. As part of the agreement, the Company granted to Red Coral a loan in the amount of $975,000 for the purpose of acquiring the common shares. The term of the loan is six years with accrued interest at a rate of 4%, which is payable on January 15th of each calendar year. The interest amount is fully-recourse and fixed. To secure payment of the loan, Red Coral granted the Company a lien and security interest on all of the common shares. To secure fulfillment of the terms of the agreement, the common shares are being held in escrow by the General Counsel of the Company.

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

ITEM 9.    THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

The Company's Common Shares are quoted on The Nasdaq National Market ("Nasdaq") and on the Tel Aviv Stock Exchange (the "TASE") under the symbol "SPNS". The Common Shares began trading on the TASE effective March 6, 2003. Under current Israeli law, the Company will satisfy its reporting obligations in Israel by furnishing to the applicable Israeli regulators only those reports the Company is required to file in the United States.

The table below sets forth the high and low closing prices for the Common Shares on Nasdaq on an annual basis for the years 1998 through 2000 and on a quarterly basis for the years 2001 and 2002: On June 16, 2003, the Company carried out the Reverse Stock Split (see note under Item 3 (I) "Selected Consolidated Financial Data"). All share prices have been adjusted to reflect the Reverse Stock Split by multiplying historical prices by five.

                                   HIGH            LOW
                                   ----            ---

1998 (ANNUAL)                     47.1875        16.875
----

1999 (ANNUAL)                     85.315         41.565
----

2000 (ANNUAL)                    110.0            3.595
----


2001
----
First Quarter                      8.281          4.219
Second Quarter                     7.455          3.28
Third Quarter                      6.65           2.70
Fourth Quarter                     5.50           2.80

2002
----
First Quarter                      6.85           4.65
Second Quarter                     6.15           4.50
Third Quarter                      5.35           3.95
Fourth Quarter                     5.10           3.50


The table below sets forth the high and low closing prices for the Common Shares on Nasdaq during the most recent six-month period:

                                   HIGH            LOW
                                   ----            ----

December 2002                      4.95           3.50
January 2003                       5.15           4.205
February 2003                      4.85           3.95
March 2003                         4.25           3.75
April 2003                         4.00           3.60
May 2003                           4.65           3.95

Following the implementation of the Reverse Stock Split, the closing price for the Common Shares on June 16, 2003 was $4.00.

The closing price for the Common Shares on TASE on June 17, 2003 was NIS 22.42 (the equivalent of $5.11).

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

3. RIGHTS AND PREFERENCES. The Company has only one class of shares of common stock ("Common Shares") currently outstanding. All previous issuances of preferred shares have been converted into Common Shares. The rights and preferences of the holders of Common Shares are summarized below. The Articles authorize a class of undefined preferred shares (the "Blank Preferred Shares"). There are no rights associated with the Blank Preferred Shares and none have been issued.

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

III.     THE BLANK PREFERRED SHARES

There are no preferences or any rights whatsoever associated with the Blank Preferred Shares. These shares are unissued and are not owned by any of the current shareholders of the Company. Any issuance of these preferred shares is solely within the discretion of the Company's Board of Directors. The Company has undertaken toward the TASE that so long as shares of its Common Stock are listed for trading on the TASE the Company shall not issue or grant any shares of a different class of shares than those that are listed for trading on the TASE. This undertaking does not apply to Preferred Shares as defined in Section 46B(b) of the Israel Securities Law, on the condition that such Preferred Shares are issued in accordance with the conditions set forth in Section 46A(1) therein.

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

C.   MATERIAL CONTRACTS

1.     AMENDMENT OF SHARE PURCHASE AGREEMENT - PRIVATE PLACEMENT OF $10 MILLION

The Company entered into a Share Purchase Agreement, dated January 24, 2001 (the "Share Purchase Agreement"), with Formula and Yarnfield (collectively the "Investors"). See "Related Party Transaction" under Item 7. In October 2002, the Investors made an offer to the Company (the "Offer") under which (a) the Investors would convert all their outstanding Preferred F Shares into Common Shares at a reduced conversion price of $4.15, (b) Formula would invest an additional $10 million in Common Shares by exercising an existing option to purchase Common Shares at a reduced exercise price of $4.15 per Common Share and
(c) Yarnfield would assign to Formula an option Yarnfield held to purchase Common Shares and such option would be exercisable at the reduced exercise price of $4.15 per Common Share. The Offer was approved by the shareholders at a Special Meeting held on November 21, 2002 and the transactions contemplated by the Offer closed on December 31, 2002. The terms of the Offer (which constitute an amendment to the Share Purchase Agreement) are contained in a letter from the Investors to the Company dated October 20, 2002, a copy of which is being filed as an Exhibit to this Annual Report.

2.     AMENDMENT OF PUT/CALL AGREEMENT

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

In addition, if the market price of the Company Common stock reaches $10 per share, the investors will have the right to put an additional 192,333 shares of its eZoneXchange stock in return for the Sapiens Common stock at a price of $13.75 per share. The remaining portion of the investment in eZoneXchange to be repaid in shares (approximately $2.5 million) and in cash (approximately $3 million) will continue to be subject to the original terms of the Put and Call Option Agreement.

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

E.       TAXATION

See "Results of Operations - Taxes on Income" under Item 5 for disclosure regarding payments made to the Israeli Tax Authorities.

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

1.       UNITED STATES FEDERAL INCOME TAXATION

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

2.       NETHERLANDS ANTILLES TAXATION

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

3.       UNITED STATES BACKUP WITHHOLDING AND INFORMATION REPORTING

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

FOREIGN CURRENCY RISK. We conduct our business in various foreign currencies, primarily those of Europe and to a lesser extent of Japan, Israel and Canada. We monitor our foreign currency exposure and, from time to time, may enter into currency forward contracts to hedge sales transactions. We will use such contracts to hedge exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency and anticipated costs to be incurred in a foreign currency.

INTEREST RATE RISK. Our interest expenses are most sensitive to changes in the London Interbank Offered Rate (LIBOR) as our short-term borrowings bear a LIBOR-based interest rate.

As of December 31, 2002, we had approximately $5.3 million outstanding on our short-term credit agreements and $150 thousand recorded as long-term lease obligations. The potential loss to the Company over one year that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates of all applicable financial assets and liabilities on December 31, 2002 would not exceed $200 thousand.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

                                    PART III

ITEM 15.   CONTROLS AND PROCEDURES

(a) EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. The President and Chief Executive Officer of the Company and Executive Vice President and Chief Financial Officer of the Company have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's reports filed or submitted under the Exchange Act.

(b) CHANGES IN INTERNAL CONTROLS. Since the Evaluation Date, there have not been any significant changes in the Company's internal controls or in other factors that could significantly affect such controls.

ITEM 16.   [RESERVED]


                                     PART IV

ITEM 17.   FINANCIAL STATEMENTS

See Item 18.


ITEM 18.   FINANCIAL STATEMENTS

The Company's Consolidated Financial Statements beginning on pages F-2 through F-38, as set forth in the following index, are hereby incorporated herein by reference. Such Consolidated Financial Statements are filed as part of this Annual Report.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                       Page
Report of Independent Public Accountants                               F-2
Consolidated Balance Sheets                                            F-3-4
Consolidated Statement of Operations                                   F-5
Consolidated Statement of Changes in Shareholders' Equity              F-6-8
Consolidated Statement of Cash Flow                                    F-9-10
Notes to the Consolidated Financial Statements                         F-11-38


ITEM 19.   EXHIBITS

1. Articles of Association of Sapiens International Corporation N.V., as amended

2. Share Purchase Agreement by and between Sapiens International Corporation N.V. and Formula System (1985) Ltd. - On File

3. Amendment to Share Purchase Agreement by and between Sapiens International Corporation and Formula Systems (1985) Ltd.

4. Amendment to Put/Call Agreement between The Israel Mezzanine Fund, L.P., Israel Discount Bank Ltd. and Sapiens International Corporation N.V. dated February 13, 2001. - On File.

10       Consent of Independent Auditors

99.1 Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certified that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    SAPIENS INTERNATIONAL CORPORATION N.V.



                                       By:  /s/ YITZHAK SHARIR
                                            -----------------------------------
                                            Yitzhak Sharir

                                            President & Chief Executive Officer

Date: June 27, 2003

     CERTIFICATION BY CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE
                           SARBANES-OXLEY ACT OF 2002


I, Yitzhak Sharir, certify that:

1. I have reviewed this annual report on Form 20-F of Sapiens International Corporation N.V.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                       /s/ YITZHAK SHARIR
                                       ----------------------
                                       Yitzhak Sharir
                                       President and Chief Executive Officer
                                       (Principal Executive Officer)

Date: June 27, 2003

     CERTIFICATION BY CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE
                           SARBANES-OXLEY ACT OF 2002


I, Yuval Hadari, certify that:

1. I have reviewed this annual report on Form 20-F of Sapiens International Corporation N.V.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                            /s/ YUVAL HADARI
                            -------------------------
                            Yuval Hadari
                            Executive Vice President and Chief Financial Officer (Principal Financial Officer)


Date: June 27, 2003

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                              AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2002

                                 IN U.S. DOLLARS




                                      INDEX


                                                                       PAGE
                                                                    -----------

REPORT OF INDEPENDENT AUDITORS                                          F-2

CONSOLIDATED BALANCE SHEETS                                          F-3 - F-4

CONSOLIDATED STATEMENTS OF OPERATION                                    F-5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                        F-6 - F-8

CONSOLIDATED STATEMENTS OF CASH FLOWS                               F-9 - F-10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                      F-11 - F-38




                                   ----------

[ERNST & YOUNG LOGO]




                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                     SAPIENS INTERNATIONAL CORPORATION N.V.



       We have audited the consolidated balance sheets of Sapiens International Corporation N.V. ("the Company") and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

       In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2002, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.



                                               /s/ KOST FORER & GABBAY
                                              --------------------------------
Tel-Aviv, Israel                                    KOST FORER & GABBAY
February 26, 2003                             A Member of Ernst & Young Global

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                      DECEMBER 31,
                                                                   -----------------
                                                                     2001      2002
                                                                   -------   -------
     ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                       $16,087   $22,001
   Restricted cash deposits (Note 3)                                 2,500        --
   Marketable securities and short-term deposits (Note 4)               50     1,652
   Trade receivables (net of allowance for doubtful accounts
     of $4,599 and $4,001 as of December 31, 2001 and 2002,
     respectively) (Note 5)                                         17,563    10,405
   Other receivables and prepaid expenses (Note 6)                   5,534     5,842
                                                                   -------   -------

 Total current assets                                               41,734    39,900
                                                                   -------   -------

 PROPERTY AND EQUIPMENT, NET (Note 7)                                4,097     3,426
                                                                   -------   -------

 OTHER ASSETS:
   Capitalized software development costs, net of accumulated amortization of $20,719 and $21,072 as of December 31, 2001
     and 2002, respectively (Note 8a)                                8,911     8,170
   Goodwill (Note 8)                                                 7,579     8,621
   Other, net (Note 9)                                               6,059     5,035
                                                                   -------   -------

 Total other assets                                                 22,549    21,826
                                                                   -------   -------

 Total assets                                                      $68,380   $65,152
                                                                   =======   =======




The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                              DECEMBER 31,
                                                                                         --------------------
                                                                                           2001        2002
                                                                                         --------    --------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit (Note 11a)                                                      $ 16,209    $  5,006
  Current maturities of long-term debt (Note 11b)                                             245       4,477
  Trade payables                                                                            3,242       2,578
  Deferred revenues                                                                         1,633       3,683
  Other liabilities and accrued expenses (Note 10)                                         18,768      14,541
                                                                                         --------    --------

Total current liabilities                                                                  40,097      30,285
                                                                                         --------    --------

LONG-TERM LIABILITIES:
  Convertible subordinated notes and other long-term liabilities (Note 11b)                 7,365       7,787
                                                                                         --------    --------

REDEEMABLE SHARES IN A SUBSIDIARY (Note 1c)                                                10,711      11,185
                                                                                         --------    --------

COMMITMENT AND CONTINGENT LIABILITIES (Note 12)

SHAREHOLDERS' EQUITY (Note 15):
  Share capital:

    Convertible Preferred shares: Authorized - 20,000 and 0 of(euro)681 par value at
      December 31, 2001 and 2002, respectively; Issued and outstanding 10,000 and 0 at
      December 31, 2001 and 2002, respectively; Aggregate liquidation preference of
      approximately $15,000 and $0 as of December 31, 2001 and 2002, respectively           6,361          --
    Common shares: Authorized 14,000,000 and 20,000,000 of(euro)2.30 par value at
      December 31, 2001 and 2002, respectively; Issued: 4,942,932 and 11,028,909 at
      December 31, 2001 and 2002, respectively; Outstanding: 4,901,138 and 10,987,115
      at December 31, 2001 and 2002, respectively                                          10,020      23,773
  Additional paid-in capital                                                               80,514      82,648
  Deferred stock compensation                                                                 (68)        (21)
  Treasury shares                                                                          (2,423)     (2,423)
  Note receivable from a related party shareholder                                           (975)       (975)
  Accumulated other comprehensive loss                                                     (5,088)     (3,820)
  Accumulated deficit                                                                     (78,134)    (83,287)
                                                                                         --------    --------

Total shareholders' equity                                                                 10,207      15,895
                                                                                         --------    --------

Total liabilities and shareholders' equity                                               $ 68,380    $ 65,152
                                                                                         ========    ========


The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

                                                             YEAR ENDED DECEMBER 31,
                                                        -------------------------------
                                                          2000        2001        2002
                                                        --------    --------   --------
Revenues (Note 16b):

  Products                                              $ 43,995    $ 33,924   $ 42,008
  Consulting and other services                           28,749      29,511     22,820
                                                        --------    --------   --------

Total revenues                                            72,744      63,435     64,828
                                                        --------    --------   --------

Cost of revenues:

  Products                                                30,283      23,711     22,567
  Consulting and other services                           20,652      18,902     13,543
                                                        --------    --------   --------

Total cost of revenues                                    50,935      42,613     36,110
                                                        --------    --------   --------

Gross profit                                              21,809      20,822     28,718
                                                        --------    --------   --------

Operating expenses:

  Research and development, net (Note 17a)                10,317       5,458      6,017
  Selling, marketing, general and administrative, net     46,682      28,725     23,782
  Aborted merger costs                                     1,252          --         --
  Restructuring costs (Note 1b)                            2,558          --        481
                                                        --------    --------   --------

Total operating expenses                                  60,809      34,183     30,280
                                                        --------    --------   --------

Operating loss                                            39,000      13,361      1,562
Financial expenses, net (Note 17b)                           632       3,187        971
Other expenses, net                                          403         665      1,173
                                                        --------    --------   --------

Loss before taxes on income                               40,035      17,213      3,706
Taxes on income (benefit) (Note 14)                       (1,949)        726      1,408
                                                        --------    --------   --------

                                                          38,086      17,939      5,114
Minority interest in earnings of a subsidiary                 --          31         39
                                                        --------    --------   --------

Net loss                                                  38,086      17,970      5,153
                                                        --------    --------   --------

Dividends on Preferred shares (Note 15g)                     107          --         --
                                                        --------    --------   --------

Net loss to shareholders of Common shares               $ 38,193    $ 17,970   $  5,153
                                                        ========    ========   ========

Basic and diluted net loss per share (Note 17c)         $   8.46    $   3.91   $   1.03
                                                        ========    ========   ========


The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                               PROCEEDS
                                                                 ADDITIONAL     DEFERRED          ON
                                        PREFERRED      COMMON      PAID-IN        STOCK        ACCOUNT
                                         SHARES        SHARES     CAPITAL     COMPENSATION    OF SHARES
                                        --------      --------   ----------   ------------    ---------
Balance as of January 1, 2000           $      4      $  8,694     $ 69,593      $     --      $     --
Comprehensive loss:
Net loss                                      --            --           --            --            --

  Other comprehensive loss:
  Unrealized losses on
    available-for-sale marketable
    securities, net                           --            --           --            --            --
  Foreign currency translation
    adjustments                               --            --           --            --            --

  Other comprehensive loss                    --            --           --            --            --

  Total comprehensive loss

Conversion of Preferred shares to
  Common shares:
  Series "D1"                                 (1)          131         (130)           --            --
  Series "E"                                  (2)          169         (167)           --            --
  Series "D2"                                 (1)          104         (103)           --            --
Employee stock options exercised              --           166          832            --            --
Warrants exercised                            --             2            6            --            --
Compensation expense related to
  issuance of warrants to service
  providers                                   --            --           78            --            --
Deferred stock compensation related
  to options repriced                         --            --          628          (628)           --
Amortization expense on re-priced
  options                                     --            --           --           453            --
Deferred tax benefit on exercised
  options                                     --            --          547            --            --
Common shares accrued as dividends
  on Preferred shares                         --            --           --            --            --
Common shares issued as dividends
  on Preferred shares
Series "D1"                                   --            31          326            --            --
Series "E"                                    --            40          366            --            --
Series "D2"                                   --            25          286            --            --
Shares issued as payment in respect
  of acquisitions adjustments of
  SAIC, Syspart and Sapiens Japan             --             2         (317)           --            --
Proceeds on account of shares                 --            --           --            --         5,000
                                        --------      --------     --------      --------      --------
Balance as of December 31, 2000         $     --      $  9,364     $ 71,945      $   (175)     $  5,000
                                        ========      ========     ========      ========      ========


                COMMON       ACCUMULATED
                SHARES          OTHER
  TREASURY    ACCRUED AS    COMPREHENSIVE   ACCUMULATED
   SHARES      DIVIDENDS         LOSS         DEFICIT       TOTAL
  ---------   -----------   -------------   -----------   --------

  $ (2,423)     $    967      $ (3,450)     $(21,971)     $ 51,414

        --            --            --       (38,086)      (38,086)
                                                          --------



        --            --            --            --           (58)

        --            --            --            --        (1,143)
                                                          --------
        --            --        (1,201)           --        (1,201)
                                                          --------
                                                           (39,287)
                                                          --------


        --            --            --            --            --
        --            --            --            --            --
        --            --            --            --            --
        --            --            --            --           998
        --            --            --            --             8


        --            --            --            --            78

        --            --            --            --            --

        --            --            --            --           453

        --            --            --            --           547

        --           107            --          (107)           --


        --          (357)           --            --            --
        --          (406)           --            --            --
        --          (311)           --            --            --


        --            --            --            --          (315)
        --            --            --            --         5,000
  --------      --------      --------      --------      --------
  $ (2,423)     $     --      $ (4,651)     $(60,164)     $ 18,896
  ========      ========      ========      ========      ========


The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                            PROCEEDS
                                     CONVERTIBLE               ADDITIONAL     DEFERRED         ON
                                      PREFERRED     COMMON      PAID-IN        STOCK        ACCOUNT
                                       SHARES       SHARES      CAPITAL     COMPENSATION    OF SHARES
                                     -----------   --------    ----------   ------------    ---------
Balance as of January 1, 2001        $     --      $  9,364     $ 71,945      $   (175)     $  5,000
Total comprehensive loss:
Net loss                                   --            --           --            --            --

Other comprehensive loss:
  Unrealized losses on
    available-for-sale
    marketable securities, net             --            --           --            --            --
  Foreign currency translation
    adjustments                            --            --           --            --            --

  Other comprehensive loss                 --            --           --            --            --

  Total comprehensive loss

Employee stock options exercised           --             1           (1)           --            --
Compensation expense related to
  issuance of warrants to banks            --            --          203            --            --
Amortization expense on
  re-priced ptions                         --            --           --           107            --
Issuance of Series "F"
  convertible Preferred shares
  and warrants, net                     6,361            --        8,518            --        (5,000)
Common shares issued for a note
  to a related party                       --           655          320            --            --
Payment in respect of
  acquisition adjustment of
  Syspart                                  --            --         (471)           --            --
                                     --------      --------     --------      --------      --------
Balance as of December 31, 2001      $  6,361      $ 10,200     $ 80,514      $    (68)     $     --
                                     ========      ========     ========      ========      ========


                    NOTE        ACCUMULATED
                 RECEIVABLE        OTHER
    TREASURY       FROM A      COMPREHENSIVE  ACCUMULATED
     SHARES      SHAREHOLDER        LOSS        DEFICIT       TOTAL
    --------     -----------   -------------  -----------   --------

    $ (2,423)     $     --      $ (4,651)     $(60,164)     $ 18,896

          --            --            --       (17,970)      (17,970)
                                                            --------



          --            --            --            --           (30)

          --            --            --            --          (407)
                                                            --------
          --            --          (437)           --          (437)
                                                            --------
                                                             (18,407)
                                                            --------
          --            --            --            --            --

          --            --            --            --           203

          --            --            --            --           107


          --            --            --            --         9,879

          --          (975)           --            --            --


          --            --            --            --          (471)
    --------      --------      --------      --------      --------
    $ (2,423)     $   (975)     $ (5,088)     $(78,134)     $ 10,207
    ========      ========      ========      ========      ========


The accompanying notes are an integral part of the financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                        CONVERTIBLE                  ADDITIONAL      DEFERRED
                                         PREFERRED       COMMON       PAID-IN          STOCK
                                          SHARES         SHARES       CAPITAL      COMPENSATION
                                        -----------     --------     ----------    ------------

Balance as of January 1, 2002            $  6,361       $ 10,020      $ 80,514       $    (68)

Total comprehensive loss:
  Net loss                                     --             --            --             --

  Other comprehensive loss:                    --             --            --             --
    Unrealized losses on
      available-for-sale marketable
      securities, net                          --             --            --             --
    Foreign currency translation
      adjustments                              --             --            --             --

    Other comprehensive loss

    Total Comprehensive loss

  Employee stock options exercised             --            117          (105)            --
  Amortization expense on re-priced
    options                                    --             --            --             47
  Conversion of Series F Preferred
    shares and exercise of warrants        (6,361)        13,636         2,725             --
  Payment in respect of acquisition
    adjustment of Syspart                      --             --          (486)            --
                                         --------       --------      --------       --------
Balance as of December 31, 2002          $     --       $ 23,773      $ 82,648       $    (21)
                                         ========       ========      ========       ========

 Accumulated unrealized gain from
   available- for-sale marketable
   securities
 Accumulated foreign currency translation adjustments

 Accumulated other comprehensive loss




                   NOTE         ACCUMULATED
                RECEIVABLE         OTHER
   TREASURY       FROM A       COMPREHENSIVE   ACCUMULATED
    SHARES      SHAREHOLDER         LOSS         DEFICIT        TOTAL
  ---------     -----------    -------------   -----------    --------


  $ (2,423)      $   (975)      $ (5,088)      $(78,134)      $ 10,207


        --             --             --         (5,153)        (5,153)
                                                              --------
        --             --             --             --


        --             --             --             --             (5)

        --             --             --             --          1,273
                                                              --------
                                                                 1,268
                                                              --------
                                   1,268                        (3,885)
                                                              --------
        --             --             --             --             12

        --             --             --             --             47

        --             --             --             --         10,000

        --             --             --             --           (486)
  --------       --------       --------       --------       --------
  $ (2,423)      $   (975)      $ (3,820)      $(83,287)      $ 15,895
  ========       ========       ========       ========       ========



                                $     18

                                  (3,838)
                                --------

                                $ (3,820)
                                ========


The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                             YEAR ENDED DECEMBER 31,
                                                                        --------------------------------
                                                                          2000        2001        2002
                                                                        --------    --------    --------
Cash flows from operating activities:
Net loss                                                                $(38,086)   $(17,970)   $ (5,153)

Adjustments to reconcile  net loss to net cash  provided by (used in)
  operating activities:
    Depreciation, amortization and impairment                              6,984       9,555       4,818
    Amortization of deferred gain on sale - leaseback transaction           (226)         (3)         --
    Gain on marketable securities                                            (91)       (124)         --
    Loss (gain) on disposal of property and equipment                         (8)        417          24
    Amortization of compensation expenses related to issuance of
        warrants to service providers                                         78          --          --
    Amortization expense on re-priced options                                453         107          47
    Decrease (increase) in trade receivables                                (873)     13,372       8,190
    Decrease (increase) in other receivables and prepaid expenses           (251)        (82)        180
    Decrease (increase) in deferred income taxes, net                     (2,636)         50         407
    Reduction of income taxes related to employee stock option
      exercised                                                              547          --          --
    Increase (decrease) in trade payables                                  2,702      (2,664)       (960)
    Increase (decrease) in deferred revenues                                 942      (1,347)      1,805
    Increase (decrease) in other liabilities and accrued expenses          9,332      (4,230)     (4,509)
    Accrued interest on redeemable shares in a subsidiary                     --         270         474
    Gain on payment of convertible subordinated notes                         --          --        (409)
    Minority interests in earnings of a subsidiary                            --          31          39
                                                                        --------    --------    --------
Net cash provided by (used in) operating activities                      (21,133)     (2,618)      4,953
                                                                        --------    --------    --------

Cash flows from investing activities:
  Purchase of property and equipment                                      (3,663)       (508)     (1,011)
  Increase in capitalized software development costs                      (4,250)     (3,967)     (2,732)
  Decrease (increase) in restricted cash                                      --      (2,500)      2,500
  Purchase of short-term deposits and marketable securities               (6,763)     (2,883)     (1,618)
  Proceeds from sale of marketable securities                             12,078       5,573          --
  Proceeds from sale of property and equipment                                38          96         128
  Purchase of other assets                                                  (321)         --          --
  Payment for acquisition of IMA                                            (275)        (66)         --
  Payment for acquisition of Syspart                                        (164)         --        (957)
  Payment for acquisition of SAIC                                           (401)        (41)         --
                                                                        --------    --------    --------
Net cash used in investing activities                                     (3,721)     (4,296)     (3,690)
                                                                        --------    --------    --------


The accompanying notes are an integral part of the consolidated financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                              YEAR ENDED DECEMBER 31,
                                                                       ----------------------------------
                                                                         2000         2001         2002
                                                                       --------     --------     --------
Cash flows from financing activities:
  Proceeds from issuance of redeemable shares in a subsidiary            14,675           --           --
  Redemption of redeemable shares in subsidiary                              --       (4,234)          --
  Proceeds from issuance of Series "F" convertible Preferred shares
    and warrants, net                                                        --        9,879           --
  Proceeds from exercise of Series "F" convertible Preferred share
    warrants                                                                                       10,000
  Proceeds from exercise of options and warrants                            819           --           12
  Proceeds on account of shares                                           5,000           --           --
  Increase (decrease) in short-term bank debt, net                       13,204          772      (10,621)
  Payment of convertible subordinated notes                                  --           --       (2,316)
  Principal payment of long-term liabilities                               (255)        (202)        (260)
  Proceeds from long-term bank loans                                         --          211        7,500
                                                                       --------     --------     --------
Net cash provided by financing activities                                33,443        6,426        4,315
                                                                       --------     --------     --------
Effect of exchange rate changes on cash and cash equivalents               (286)        (463)         336
                                                                       --------     --------     --------
Increase (decrease) in cash and cash equivalents                          8,303         (951)       5,914
Cash and cash equivalents at the beginning of year                        8,735       17,038       16,087
                                                                       --------     --------     --------
Cash and cash equivalents at the end of year                           $ 17,038     $ 16,087     $ 22,001
                                                                       ========     ========     ========
Supplemental cash flow activities:
  Cash paid during the year for:
    Interest                                                           $  1,305     $  1,440     $    820
                                                                       ========     ========     ========
    Income taxes                                                       $    337     $    471     $  1,235
                                                                       ========     ========     ========
Non-cash transactions:
Common shares accrued as dividends on Preferred shares                 $    107     $     --     $     --
                                                                       ========     ========     ========
Common shares issued as dividends on Preferred shares                  $  1,074     $     --     $     --
                                                                       ========     ========     ========
Revaluation of Syspart acquisition against liability                   $     --     $    471     $     --
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

                  The Company focuses on the insurance industry, and is in the process of developing customizable component-based solutions for insurance claim processing, closed-books administration, policy administration and multi-channel connectivity. The Company also provides a specialized solution for the migration of European IT systems to the Euro currency.

         b.       Restructuring costs:

                  In 2000, the Company recorded restructuring charges of approximately $2.6 million which was accrued as a short-term liability as of December 31, 2000 and were paid in 2001. The restructuring costs consist of employee termination benefits associated with involuntary terminations of approximately 250 employees. The terminations resulted from the Company's strategy to reduce costs and restore profitability.

                  In 2002, the Company recorded restructuring charges at approximately $0.5 million, all of which was paid in 2002. The restructuring costs consist of employee termination benefits associated with the involuntary termination of approximately 40 employees, accounted for in accordance with EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3") and SAB 100, "Restructuring and Impairment Charges" ("SAB 100"). The terminations resulted from the Company's strategy to reduce costs and restore profitability.

         c.       Investment in eZoneXchange:

                  In April 2000, the Company completed a private placement of 600,000 shares of Common stock ("investor's shares") of its wholly-owned subsidiary, eZoneXchange.com, Inc. ("eZoneXchange"), for $15 million. The investor also received a warrant to purchase an additional 2.25% of the Common stock of eZoneXchange at the same private placement share price of $25 per share. As part of the transaction, the Company entered into a Put and Call Option agreement pursuant to which the investors were granted the right (exercisable in whole or in part) to cause the Company during the put option exercise period (May 4, 2004 through May 3, 2005) to repurchase the investors' shares at the principal amount of the investor's investment plus 5% annual interest accrued thereon from May 4, 2000.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1:  BUSINESS AND ORGANIZATION (CONT.)

                  The Put and Call agreement provides that 50% of the consideration for the investors' shares will be paid in cash and 50% in Sapiens' Common shares to be valued according to the average closing market price of Sapiens' Common share over the 14 day trading period preceding the date of issuance of the Put consideration. The agreement also included a call option which grants the Company the option to purchase the investor's shares at a price of $30 million in the first two years after the investment date, $37.5 million in the third year, and $45 million in the fourth year. The purchase price will be multiplied by the percentage of shares purchased. The exercise period will last until the earlier of the fourth anniversary of the investment, an acquisition of, or an IPO of eZoneXchange.

                  The amount of $15 million was accounted for as a mezzanine item under redeemable shares in a subsidiary, net of issuance expenses.

                  During  February  2001,  the  Company  decided  to  close  the operations of eZoneXchange.com Inc. In February 2001, the Company repurchased 173,100 of the investors' shares with a cash repayment of $4.5 million for principal and interest, according to an amendment to the Put and Call Option agreement. As a result, the amount of the principal portion of the redeemable shares in a subsidiary to be repaid in cash was decreased by $4.2 million, net of expenses. In addition, in accordance with the amendment, if the market price of Sapiens' Common share reaches $10 per share, the investors will have the right to put 192,333 shares of its eZoneXchange stock in return for 363,776 Sapiens' Common shares at a price of $13.75 per share. No interest is accrued for the amended portion of the investment. The remaining portion of the investment to be repaid in shares (approximately $2.5 million) and the portion to be paid in cash (approximately $3 million) will continue to be subject to the original terms of the Put and Call Option agreement.

                  The results of eZoneXchange were consolidated with the results of the Company starting from April 2000.

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES

         The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

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

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

                  Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard Board No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

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

                  Foreign currency translation differences included in the financial income (loss) amounted to approximately $(210,000), $(1,549,000) and $160,000 for 2000, 2001 and 2002,
                  respectively.

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

         e.       Short-term bank deposits:

                  Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such bank deposits are stated at cost.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         f.       Marketable securities:

                  Management determines the proper classification of investments in marketable debt and equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. All securities covered by Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders' equity, accumulated other comprehensive loss. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

         g.       Property and equipment:

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

                  The Company periodically assesses the recoverability of the carrying amount of property and equipment and provides for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets, in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long- Lived
                  Assets" ("SFAS No. 144"). As of December 31, 2002, no impairment losses have been identified.

         h.       Impairment of long-lived assets:

                  The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

         i.       Capitalized software development costs:

                  Research and development costs incurred in the process of developing new products or product improvements, are charged to expense as incurred, net of participation by the Office of the Chief Scientist in Israel's Ministry of Industry and Trade ("the OCS").

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

                  Capitalized software costs are amortized by the greater of the amount computed using: (i) the ratio that current gross revenues from sales of the software bear to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the software product (three to five years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. Based on its most recent analyses, management believes that no impairment of capitalized software development costs exists as at December 31, 2002.

         j.       Goodwill:

                  Goodwill represents the excess of the costs over the net assets of businesses acquired. Goodwill that arose from acquisitions prior to July 1, 2001, was amortized until
                  December 31, 2001, on a straight-line basis over 3.5 to 10 years. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") the Company ceased amortizing the goodwill as of January 1, 2002.

                  SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of each of the Company's reporting units with its carrying value. Fair values are determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples.

                  During 2001, prior to the adoption of SFAS No. 142 by the Company, an impairment of goodwill was recorded in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121") in the amount of $204,000, which was included in the marketing, selling, general and administrative expenses.

         k.       Intangible assets:

                  Intangible assets that arose prior to July 1, 2001, and are stated at cost less accumulated amortization. Amortization is computed using the straight-line method as follows:

                  Prepaid royalties                                        15 years
                  Distribution rights                                       7 years
                  Technology, usage rights and other intangible assets     5-8 years

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  Before the adoption of SFAS No. 144 the Company evaluated the recoverability of long-lived assets annually and the appropriateness of the amortization period based on the estimated future undiscounted cash flows derived from the asset. In 2001, such impairments were indicated and the Company recognized impairment loss in the amount of $519,000, which was included in the marketing, selling, general and administrative expenses

                  As of December 31, 2002, no impairment losses have been identified.

         l.       Revenue recognition:

                  Product revenues include implementation services contracts (which include the sale of software technology and services) and software license sales.

                  Revenues from implementation services contracts are recognized based on Statement of Opinion No. 81-1 "Accounting for Performance of Construction-Type and Certain Production -Type Contracts" ("SOP No. 81-1"), using contract accounting on a percentage of completion method based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2002, no such estimated losses were identified.

                  Revenues earned under software licensing agreements with end-users are recognized when all criteria outlined in Statement of Position No. 97-2 "Software Revenue Recognition" ("SOP No. 97-2") (as amended) are met. Revenues from license fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

                  The Company and its subsidiaries do not grant rights of return.

                  Where software arrangements involve multiple elements, revenues are allocated to each element based on vendor specific objective evidence ("VSOE") of the relative fair values of each element in the arrangement, in accordance with the "residual method" prescribed by Statement of Opinion No. 98-9. "Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions" ("SOP No. 98-9"). The Company's VSOE used to allocate the sales price to consulting, training and maintenance is based on the price charged when these elements are sold separately. License revenues are recorded based on the residual method.

                  Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements other than those accounted for using long-term contract accounting, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  Consulting and other services revenues also include training and post-contract maintenance services. Revenues from consulting, maintenance and training services are recognized ratably over the contractual period or as services are performed.

                  Deferred revenues include amounts received from customers for which revenues have not yet been recognized.

         m.       Advertising expenses:

                  Advertising   expenses   are  charged  to  the   statement  of
                  operations as incurred.

         n.       Government grants:

                  Royalty-bearing grants from the Government of Israel for the funding of research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred, and are recorded as a reduction of research and development costs.

         o.       Income taxes:

                  The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

         p.       Concentrations of credit risk:

                  Financial instruments that potentially subject the Company and certain of its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, short-term deposits, and trade receivables. The Company's cash, cash equivalents and short-term deposits are invested in deposits with major international financial institutions. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

                  The Company's trade receivables are derived from sales to large and solid organizations located mainly in Europe, North America and Israel. The Company performs ongoing credit evaluations of its customers and has established an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and other information. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  The Company's marketable securities include investments in debentures of non-U.S. Corporations. Management believes that those Corporations are financially sound, and accordingly, minimal credit risk exists with respect to these marketable securities.

         q.       Fair value of financial instruments:

                  The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. The carrying amounts of cash and cash equivalents, short-term deposits, marketable securities, trade accounts receivables, short-term bank credit and trade accounts payable approximate their fair values due to the short-term maturity of such instruments.

                  The carrying amounts of the Company's long-term borrowings arrangements approximate their fair value. Fair values were estimated using discounted cash flow analyses, based on prevailing market borrowing rates.

         r.       Derivative and hedging:

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

                  The Company enters into forward exchange contracts to hedge certain transactions denominated in foreign currencies. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. The Company's forward contracts did not qualify as hedging instruments under SFAS No. 133. Changes in the fair value of forward contracts are reflected in the statement of operations as financial income or expense.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         s.       Basic and diluted net earnings (loss) per share:

                  Basic net earnings (loss) per share is calculated based on the weighted average number of Common shares outstanding during each year including contingent shares. Diluted net earnings per share is computed based on the weighted average number of Common shares outstanding during each year, plus dilutive potential Common shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

                  In 2000, 2001 and 2002, all convertible Preferred shares, outstanding stock options, convertible subordinate notes and warrants have been excluded from the calculation of the diluted net loss per Common share because all such securities were anti-dilutive for the period presented. The total weighted average number of shares related to the outstanding convertible Preferred shares, options and warrants excluded from the calculations of diluted net loss per share was 1,510,658, 3,265,349 and 3,892,357 for the years ended
                  December 31, 2000, 2001 and 2002, respectively.

         t.       Stock-based compensation:

                  The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

                  Under Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), pro forma information regarding net income (loss) and net earnings (losses) per share is required as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 2001 and 2002: risk-free interest rates of 6.5% , 2.5% and 2% respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's Common shares of 0.867, 0.82 and 0.97 respectively and a weighted-average expected life of the options of 6 years for each year.

                  The weighted-average fair value of the options at their grant dates in 2000, 2001 and 2002 was $7.15, $3.45 and $4.48, respectively. All options were granted at the fair market value at the date of grant.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2:       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  Pro forma information under SFAS No. 123:

                                                                           YEAR ENDED DECEMBER 31,
                                                                    ----------------------------------
                                                                       2000          2001        2002
                                                                    ----------    ----------    ------
                                                                         U.S. DOLLARS IN THOUSANDS

                  Net loss to shareholders' of Common shares as
                    reported                                        $   38,193    $   17,970    $5,153
                                                                    ==========    ==========    ======
                  Pro forma net loss to shareholders' of Common
                    shares                                          $   47,919    $   19,598    $7,919
                                                                    ==========    ==========    ======
                  Pro forma basic and diluted net loss per share    $    10.62    $     4.26    $ 1.58
                                                                    ==========    ==========    ======

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

         u.       Employee rights upon retirement:

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

                  Expense for contributions  made to these plans was $1,408,000,
                  $1,346,000   and   $1,243,000   for   2000,   2001  and  2002,
                  respectively.

         v.       Impact of recently issued accounting standards:

                  In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections," ("SFAS No. 145") which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 amends SFAS No. 44, "Accounting for Intangible Assets for Motor Carriers." SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning May 15, 2002. The Company does not expect the adoption of SFAS 145 to have a material impact on the Company's results of operation or financial position.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit of Disposal Activities," ("SFAS No. 146") which addresses significant issues regarding the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on the Company's results of operations or financial position.

                  In November 2002, the FASB issued Interpretation No. 45 ("FIN No. 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34 ("FIN No. 34")." FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness to Others," which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 31, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position

                  In January 2003, the FASB issued Interpretation No. 46 (or FIN
                  46), "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A variable interest entity is a corporation, partnership, trust, or any other legal structures used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The
                  Company is evaluating the possible impact of the new interpretation and does not expect it to have a material effect on its financial position or result of operations.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         w.       Reclassification:

                  Certain 2000 and 2001 figures have been reclassified in order to conform with the 2002 presentation.

NOTE 3:  RESTRICTED CASH DEPOSITS

                  Restricted cash deposits are maintained with banks as security for the Company's revolving credit line. In 2001, the Company was restricted from withdrawing any portion of the secured balances until repayment of the credit line. In 2002, the restriction was eliminated as part of the decrease in the credit line.

                  Such restricted cash deposits are recorded at cost.

NOTE 4:  MARKETABLE SECURITIES AND SHORT-TERM DEPOSITS

                  At December 31, 2001 and 2002, the Company's short-term investments were classified as available-for-sale securities and were carried at fair value. Gross realized gains on sales of these securities included in earnings in 2000, 2001 and 2002 totaled $163,000, $124,000 and $0, respectively. Gross realized losses on sales of these securities included in earnings in 2000, 2001 and 2002 totaled $49,000, $0 and $0, respectively. As of December 31, 2002, the Company has short-term deposits of $1,618,000 and marketable securities of $34,000.

                  As for pledges see Note 13.

NOTE 5:  TRADE RECEIVABLES

                  The Company's trade receivables are composed of accounts receivable in the amounts of $11.6 million and $9.9 million as of December 31, 2001 and 2002, respectively and unbilled receivables in the amounts of $6 million and $0.5 million as of December 31, 2001 and 2002, respectively.

NOTE 6:  OTHER RECEIVABLES AND PREPAID EXPENSES

                                                           DECEMBER 31,
                                                      -------------------
                                                       2001         2002
                                                      ------       ------
                                                    U.S. DOLLARS IN THOUSANDS

                  Sales and other taxes receivable    $2,068       $2,290
                  Prepaid expenses                       896        1,332
                  Deferred income taxes                  655          860
                  Government grants                    1,018          742
                  Other                                  897          618
                                                      ------       ------
                                                      $5,534       $5,842
                                                      ======       ======

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7:       PROPERTY AND EQUIPMENT, NET

                                                            COST         ACCUMULATED DEPRECIATION
                                                     ------------------  ------------------------
                                                         DECEMBER 31             DECEMBER 31
                                                     ------------------      ------------------
                                                       2001       2002         2001       2002
                                                     -------    -------      -------    -------
                                                             U.S. DOLLARS IN THOUSANDS
                  Equipment and furniture            $ 2,532    $ 2,231      $ 1,411    $ 1,323
                  Computer equipment and software     10,560     10,447        8,792      9,042
                  Motor vehicles                         139        198           66        112
                  Leasehold improvements               1,974      1,989          839        962
                                                     -------    -------      -------    -------
                                                     $15,205    $14,865      $11,108    $11,439
                                                     =======    =======      =======    =======

                  Depreciation   expense  totaled  $2,213,000,   $2,318,000  and
                  $1,592,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

                  As for pledges see Note 13.

NOTE 8:  GOODWILL

         a. Goodwill amortization amounted to $1,106,000, $1,345,000 and $0 for 2000, 2001 and 2002, respectively.

         b. The unaudited results of operations presented below for the three years ended December 31, 2000, 2001 and 2002, respectively, reflect the impact on results of operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2000:

                                                                YEAR ENDED DECEMBER 31,
                                                       --------------------------------------
                                                          2000          2001          2002
                                                       ----------    ----------    ----------
                                                              U.S. DOLLARS IN THOUSANDS

                  Reported net loss                    $   38,193    $   17,970    $    5,153
                  Goodwill amortization                     1,106         1,345            --
                                                       ----------    ----------    ----------
                  Adjusted net loss                    $   37,087    $   16,625    $    5,153
                                                       ==========    ==========    ==========
                  Basic and diluted loss per share:
                    Reported loss per-share            $     8.46    $     3.91    $     1.03
                    Goodwill amortization              $     0.24    $     0.29    $       --
                                                       ----------    ----------    ----------
                    Adjusted net loss per-share        $     8.22    $     3.62    $     1.03
                                                       ==========    ==========    ==========

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9:  OTHER ASSETS

         a. Amortization expenses for capitalized software development costs for 2000, 2001 and 2002 were $3,176,000, $4,606,000 and
                  $2,858,000 respectively. Amortization expenses are included in cost of products.

         b. Other assets, net of amortization, are comprised of the following:

                                                            COST       ACCUMULATED AMORTIZATION
                                                     ----------------  ------------------------
                                                        DECEMBER 31           DECEMBER 31
                                                     ----------------      ----------------
                                                      2001      2002        2001      2002
                                                     ------    ------      ------    ------
                                                           U.S. DOLLARS IN THOUSANDS

                  Prepaid royalties                  $2,083    $2,083      $1,239    $1,371
                  Technology and usage rights           895       863         716       735
                  Other intangible assets               370       335         146       147
                  Distribution rights                 1,070     1,070         742       935
                  Long-term deferred income taxes     4,484     3,872          --        --
                                                     ------    ------      ------    ------
                                                     $8,902    $8,223      $2,843    $3,188
                                                     ======    ======      ======    ======

                  Amortization of other assets charged to expenses was $489,000, $563,000 and $68,000 for 2000, 2001 and 2002, respectively.

                  As for impairments see Note 2h.

         c.       Estimated amortization expense for the years ended:

                                                      DECEMBER 31,
                                                      ------------
                  2003                                  $ 309
                  2004                                    170
                  2005                                    165
                  2006                                    148
                  2007 and thereafter                     190
                                                        -----
                                                        $ 982
                                                        =====


NOTE 10: OTHER LIABILITIES AND ACCRUED EXPENSES

                                                         DECEMBER 31,
                                                    --------------------
                                                      2001        2002
                                                    -------      -------
                                                  U.S. DOLLARS IN THOUSANDS

         Employee and related payroll accruals      $ 5,402      $ 4,035
         Sales and other taxes payable                3,962        2,915
         Accrued royalties to the OCS (Note 12a)      2,105        2,776
         Accrued expenses                             7,299        4,815
                                                    -------      -------
                                                    $18,768      $14,541
                                                    =======      =======

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11: DEBT

         a.       Short-term debt:

                  The Company has available unsecured revolving credit line facilities for borrowings of up to a total of $24 million as of December 31, 2002, of which $16.5 million is available until March 31, 2003 and $7.5 million is available until March 31, 2005. (As for the renewal of the credit lines see Note
                  18). Under the terms of these credit line agreements, the Company and several of its subsidiaries granted floating charges to the banks and issued cross guaranties in support of the credit facilities. Additionally, the Company is required to maintain certain financial ratios. As of December 31, 2002, the Company maintained these financial ratios. Borrowings under these agreements in Euro and U.S. dollars bear interest at rates ranging between the London Interbank Offered Rate ("LIBOR") plus 0.75% to plus 1.95% and borrowings in new israeli shekel ("NIS") bear interest at the prime rate of interest in Israel plus 2%. The Company had an unused credit facility in the amount of approximately $12.5 million as of December 31, 2002. As for warrants granted under the credit line agreement, see Note 15j.

                  A portion of the Company's short-term loans require that the Company pledge cash or short-term investments and record a floating charge as collateral for its borrowings (Note 13).

                                                          WEIGHTED AVERAGE
                                                              INTEREST
                                                          -----------------
                                                             DECEMBER 31,           DECEMBER 31,
                                                          -----------------     --------------------
                                                           2001       2002       2001          2002
                                                          ------     ------     -------      -------
                                           LINKAGE          %           %      U.S. DOLLARS IN THOUSANDS
                                       ---------------    ------     ------    -------------------------
                                         New Israeli       5.46        --       $10,180      $    --
                  Credit lines            shekel *)
                                          Euro **)           --         5            --        1,146

                  Short-term loans     U.S. dollar *)      3.73       3.5         6,029        2,275
                                        British Pound        --       5.5            --        1,585
                                                                                -------      -------
                                                                                $16,209      $ 5,006
                                                                                =======      =======

                  *) Including non-material amounts linked to the Euro. **) Including non-material amounts linked to the U.S.
                      dollar and to the British Pound.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11:      DEBT (CONT.)

              b. Convertible subordinated notes and other long-term liabilities:

                                                                                                     DECEMBER 31,
                                                                  RATE OF                       ----------------------
                                                    LINKAGE       INTEREST       MATURITY         2001          2002
                                                 ------------   ------------  -------------     --------      --------
                                                                                                     U.S. DOLLARS
                                                                     %                               IN THOUSANDS
                                                                ------------                    ----------------------
                  Convertible subordinated
                    notes ("Old Notes" -                                        September
                    conversion price $160          US Dollar         5            2003          $  6,930      $  4,205
                    per Common share)                                           June 2004
                                                                                 through
                  Long-term loans                  US Dollar        3.75        March 2005            --         7,500
                  Capital lease obligations
                    (Note 12b)                       Euro            5         August 2005           167           150
                  Other long-term debts *)       Japanese Yen    1.8 - 3.15   February 2006          484           324
                                                                                                --------      --------
                                                                                                   7,581        12,179
                  Less - current maturities                                                         (245)       (4,477)
                                                                                                --------      --------
                                                                                                   7,336         7,702
                  Minority interest                                                                   29            85
                                                                                                --------      --------
                                                                                                $  7,365      $  7,787
                                                                                                ========      ========

                  *) Including non-material amounts linked to other
                     currencies.

                  In 2002, the Company executed an early redemption of some of the convertible subordinated notes in the amount of approximately $2.7 million, which resulted in a gain of $409,000 recorded as other income.

                  Long-term debt maturities after December 31, 2002 are as follows (U.S. dollars in thousands):

                  2003                $  4,477
                  2004                   1,610
                  2005                   6,084
                  2006                       8
                                      --------
                                      $ 12,179
                                      ========

                  Interest expense was $0.4 million, $1.3 million and $1.0 million for 2000, 2001 and 2002, respectively.


NOTE 12: COMMITMENTS AND CONTINGENT LIABILITIES

         a. Sapiens Technologies Ltd. (hereafter - "Technologies") a subsidiary incorporated in Israel partially finances its research and development expenditures under programs sponsored by the OCS of Israel for the support of research and development activities conducted in Israel.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 12: COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

                  In exchange for participation in the programs by the OCS, the Company agreed to pay 3%-3.5% of total net consolidated sales of software developed within the framework of these programs. The royalties will be paid up to a maximum amount equaling 100%-150% of the grant provided by the OCS, linked to the dollar and for grants received after January 1, 1999 bear annual interest at a rate based on LIBOR. Repayment of such grants is not required in the event that there are no sales of products developed within the framework of such funded programs.

                  Royalties paid or accrued amounted to $1,257,000, $1,523,000 and $1,569,000 in 2000, 2001 and 2002, respectively.

                  As of December 31, 2002, the Company had a contingent liability to pay royalties of approximately $12 million.

         b. The Company and its subsidiaries lease various office equipment, office space, and motor vehicles through operating and capital leases. Future minimum lease payments for the next five years and thereafter are as follows:

                                                        OPERATING     CAPITAL
                                                          LEASES       LEASES
                                                        ---------     --------
                                                       U.S. DOLLARS IN THOUSANDS

                  2003                                   $2,920       $   57
                  2004                                    2,673           83
                  2005                                    1,234           10
                  2006                                    1,101           --
                  2007 and thereafter                     1,350           --
                                                         ------       ------
                  Total future minimum lease payments    $9,278       $  150
                                                         ======       ======

                  Rent expense for the years ended December 31, 2000, 2001 and 2002 was $2,892,000, $2,631,000 and $2,489,000, respectively.

         c. In 2000, the Company filed a lawsuit against GIE AGF Systems D'Information (hereinafter - "AGF SI"), a customer, regarding an unpaid balance related to a year 2000 project performed during 1998 and 1999. The Company's claim was in respect of a dispute over the implementation of contracts signed between the parties regarding the above project. While the Company, based on the advice of its legal counsel, believed that the court would rule in its favor and the amounts recorded would be collected, on February 14, 2001 the French court ruled that AGF SI must pay the Company the sum of approximately $3 million. In accordance with SFAS No. 5 "Accounting for Contingencies", as a result of the ruling, the Company recorded a provision of $2.4 million for selling, marketing, general and administrative expenses in the fourth quarter of 2000.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 12: COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

                  Following the French court ruling, AGF SI has filed an appeal to the Court of Appeals of Paris. On January 26, 2002, the Company has filed a counter appeal in reply rejecting the claims presented by AGF SI and claiming an additional amount of approximately $3.5 million in respect with the contract signed between the parties. The Company, based on the advice of its legal counsel, believes that the court will not accept AGF SI's appeal, therefore the Company did not accrue for such potential liability.

         d. The Company is party to various other legal proceeding and claims that arise in the ordinary course of business in the total amount aggregating to approximately $1 million. The Company based on the advise of its legal counsel, has accrued for the expected implication of these proceedings and claims an amount of $0.2 million, in accordance with SFAS No. 5.

         e.       As for tax assessments, see Note 14c.


NOTE 13: SECURITY INTERESTS AND PLEDGES

         The Company and several of its subsidiaries granted floating charges to the banks and issued cross guaranties in support of the credit facilities.

         All of the Company's leased assets are pledged to the finance companies that provided the lease financing and the banks providing credit lines.

         The Company pledged bank guarantees in the amount of $0.5 million as security for the rent of its offices in Israel.


NOTE 14:      TAXES ON INCOME

         a.       Net operating losses carryforward:

                  At December 31, 2002, the Company had net operating loss carryforwards for U.S. federal income tax purposes of approximately $7 million and tax credits of $0.2 million, which are available to offset future federal taxable income and expire in 2009 to 2020.

                  Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

                  In addition, the Company had a net operating loss carryforwards relating to non-U.S. subsidiaries totaling approximately $49.1 million, which are available to offset future taxable income. Generally, a majority of such amounts have no expiration date. However, in some cases, amounts expire in the years 2003 to 2008.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 14: TAXES ON INCOME (CONT.)

         b.       Israeli income tax:

                  Sapiens Technologies Ltd. (hereafter-"Technologies"), has been granted "Approved Enterprise" status for six investment programs approved in 1984, 1991, 1993, 1995, 1998 and 2000, by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 ("the Law").

                  Undistributed Israeli income derived from the "Approved Enterprise" programs entitle Technologies to a tax exemption for a period of two to four years and to a reduced tax rate of 10% - 25% for an additional period of three to eight years
                  (depending on the level of foreign-investment in Technologies). These tax benefits are subject to a limitation of the earlier of twelve years from commencement of operations, or fourteen years from receipt of the approval. Technologies completed the implementation of 1984, 1991, 1993, 1995 and 1998 investment programs. As of December 31, 2002 the Investment Center has granted final approval to the implementation of the 1995 and 1998 plans. Technologies has used all the tax benefits under the 1984 plan and is entitled for additional benefits under the 1991 plan which commenced in 1992 and will expire in 2002, under the 1993 plan the benefits period commenced in 1998 and will expire in 2006 and under the 1995 plan the benefits period commenced in 1998 and will expire in 2008. The benefits have not yet commenced for the 1998 and the 2000 plans.

                  The  law  also  grants   entitlement   to  claim   accelerated
                  depreciation on machinery and equipment used by the "Approved Enterprise", during the first five years.

                  The tax-exempt profits that will be earned by Technologies' "Approved Enterprises" can be distributed to shareholders, without imposing tax liability to Technologies only upon the complete liquidation of Technologies. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of Technologies they would be taxed at the corporate tax rate applicable to such profits as if Technologies had not elected the alternative system of benefits (depending on the level of foreign - investment in Technologies) for an "Approved Enterprise". Technologies has decided not to declare dividends out of such tax-exempt earnings. Accordingly, no deferred income taxes have been provided on earnings attributable to the Technologies' "Approved Enterprise".

                  Income from sources other than the "Approved Enterprise" during the benefit period is subject to tax at the regular corporate tax rate of 36%.

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

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 14: TAXES ON INCOME (CONT.)

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

         c.       Tax assessments

                  In December 2001, Sapiens Technologies Ltd. and some of the Company's group entities, have reached an agreement with the Israeli Tax Authorities ("the ITA") as a result of a tax assessment. In accordance with the agreement's provisions, the tax liability for the tax years through 1999 will be increased by approximately $1 million, which was paid in 12 equal monthly payments, commencing with the agreement date.

                  In addition, based on the provisions of the abovementioned agreement, the Company had a contingent tax liability to pay an additional amount ("the additional amount") conditioned by obtaining certain approvals from the "Investment Center" regarding the status of the "Approved Enterprise", under the "Law for Encouragement of Capital Investment, 1959" to some of its plans. In July 2002, a second agreement with the ITA was reached, and the additional amount was set to be $ 580,000, payable in 11 payments ending October 2003. This amount completes Technologies' tax liability for the tax years through 1999, and is included in the current liabilities.

         d.       Deferred income taxes:

                  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries' deferred tax liabilities and assets are as follows:

                                                   DECEMBER 31, 2001        DECEMBER 31, 2002
                                                ---------------------     ---------------------
                                                                NON-                     NON-
                                                CURRENT       CURRENT     CURRENT      CURRENT
                                                --------     --------     --------     --------
                                                           U.S. DOLLARS IN THOUSANDS

                  Gross deferred tax assets        2,478       16,034        3,456       10,904
                  Less - valuation allowance      (1,823)     (11,550)      (2,596)      (7,032)
                                                --------     --------     --------     --------
                  Net deferred tax asset        $    655     $  4,484     $    860     $  3,872
                                                ========     ========     ========     ========

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 14: TAXES ON INCOME (CONT.)

                  As of December 31, 2002, the Company and its subsidiaries have decreased the deferred income taxes assets resulting from tax loss carryforwards and other tax credits and the related valuation by $4.2 million and $3.7 million, respectively. Management currently believes that it is more likely than not that the deferred income taxes regarding the loss carryforwards and other temporary differences, on which a valuation allowance has been provided, will not be realized in the foreseeable future.

                  Provisions for income tax expense are comprised of the following:

                                                 YEAR ENDED DECEMBER 31,
                                            ------------------------------
                                              2000        2001       2002
                                            -------     -------    -------
                                               U.S. DOLLARS IN THOUSANDS

                  Current (foreign)         $   383     $   676    $ 1,001
                  Deferred (foreign)         (2,332)         50        407
                                            -------     -------    -------
                                            $(1,949)    $   726    $ 1,408
                                            =======     =======    =======

                  The Company's entire provision for taxes on income relates to operations in jurisdictions other than the Netherlands Antilles. The effective income tax rate varies from period to period because each jurisdiction in which the Company operates has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowance of deductions, credits and other benefits). In addition, the provision for income taxes for the fiscal years ended December 31, 2000, 2001 and 2002, does not include the recognition of a majority of the deferred tax assets relating to the net operating losses of the Company's subsidiaries worldwide. The main reconciling item from the statutory tax rate of the Company to the effective tax rate is the non-recognition of tax benefits from accumulated net operating losses carryforward among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits.

         e.       Israeli tax reform:

                  On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, Israel resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad.

                  In addition, the concept of "controlled foreign corporation" was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15: SHAREHOLDERS' EQUITY

         a. In June 2003, the Company's shareholders approved a 1-for-5 reverse stock split of the Company's Common shares. Accordingly, all share and per share data shown in these financial statements has been retroactively adjusted to reflect the reverse stock split.

         b.       In  December  2000,  the  Company   entered  a  memorandum  of
                  understanding with Yarnfield International Limited, an affiliate of Magnum Technologies Fund ("Magnum"), and Formula Systems Ltd., for a $15 million investment in exchange for issuance of Series F convertible Preferred shares. On December 25, 2000 the Company received a $5 million nonrefundable deposit, for which it would have issued 5 million Common shares if the agreement would not be approved by shareholders, or Series F Preferred shares if it would have been approved. The Company recorded the $5 million cash received as proceeds on account of shares within the shareholders' equity as of December 31, 2000.

                  The Series F convertible Preferred shares were convertible into Common shares of the Company at any time at a ratio of $7.5 per Common share. In accordance with an anti dilution clause, the conversion ratio will be adjusted in two stated dates, but will never increase, to 110% of the average closing sale price of the Company's Common shares for the 10 trading days following August 15, 2001 and March 1, 2002. The conversion ratio shall not be adjusted to be less than $5.00 per Common share. At maturity, three years from the date of investment, the Company will redeem all of the remaining outstanding Series F convertible Preferred shares through payment of cash or delivery of Common shares, at the Company's election. If Common shares are issued, the redemption price will be the average closing sale price of the Company's Common share for the 30 trading days preceding maturity. The Company's intention was to redeem the investment in shares.

                  The investors were also granted warrants to acquire from the Company additional 10,000 Series F Preferred shares at any time before December 25, 2003, at an exercise price of $7.50 per share or as adjusted in accordance with the provisions described above.

                  The warrant fair value was measured using the Black-Scholes Option Pricing Model with the following assumptions: risk-free interest rate of 4% dividend yields of 0%, volatility factors of the expected market price of the Company's Common shares of
                  0.7 and expected life of the warrant of 2.5 year.

                  In February 2001, the Company's shareholders approved the share purchase agreement, which was signed on January 24, 2001, and the Company issued to the investors an aggregate of 10,000 Series F Preferred shares par value (euro)681 per share, each of which may be converted into 200 Common shares, subject to adjustment, at a cash price of $1,500 per Series F share.

                  The Series F Preferred shares have all the rights of Common shares in addition to liquidation preference and conversion rights.

                  In  addition,   the  investors  have  the  right  for  "demand
                  registrations" of an under written public offering of Common shares with unlimited piggyback rights.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15: SHAREHOLDERS' EQUITY (CONT.)

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

                  On August 15, 2001 the conversion ratio was adjusted to $1,139 per Series F Preferred share. Following the adjustment, and in accordance with the provisions of EITF No. 00-27, no beneficial conversion feature was recorded, due to immateriality.

                  In accordance with the share purchase agreement's provisions, the conversion price was not adjusted as a result of the average closing sale price of the Company's Common shares for the 10 trading days following March 1, 2002.

                  In December 2002 the Investors converted all of the outstanding Series F Preferred shares into Common shares at a reduced conversion service of $4.15, and Formula invested an additional $10 million in Common Shares by exercising its two thirds portion of the Investors' option to purchase Common Shares. The remaining unexercised one third portion of the Investors' existing option was assigned to Formula by Yarnfiled and it was agreed that such option would be exercisable at the reduced exercise price $4.15 per Common Share. This transaction was accounted for in accordance with the guidelines of EITF D-42. "The Effect on the Calculation of Earnings Per Share for the Redemption or Induced Conversion of Preferred Stock". No deemed dividends were recorded as a result of the conversion of Series F Preferred shares and exercise of options due to immateriality.

                  Ron Zuckerman, Chairman of the Board of the Company, is an advisor to Magnum.

         c. On April 4, 2001, the Company entered into a share purchase and loan agreement with Red Coral Holdings, Inc. ("Red Coral"), owned by the Company's President and Chief Executive Officer. According to the terms of the agreement, Red Coral purchased 300,000 Common shares of the Company for a purchase price of $975,000. As part of the agreement, the Company granted to Red Coral a loan in the amount of $975,000 for the purpose of acquiring the Common shares. The term of the loan is six years with accrued interest at a rate of 4%, which is payable on January 15th of each calendar year. The interest amount is fully-recourse and fixed. To secure payment of the loan, Red Coral granted the Company a lien and security interest on all of the Common shares. To secure fulfillment of the terms of the agreement, the Common shares are being held in escrow by the General Counsel of the Company. The issuance of Common shares was accounted in the shareholders' equity and the loan amount was deducted from the shareholders' equity as a note receivable from a shareholder.

                  In accordance with EITF 95-16 "Accounting for Stock Compensation Arrangements with Employer Loan Features under APB Opinion No. 25", the transaction was accounted for as a fixed award.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15: SHAREHOLDERS' EQUITY (CONT.)

         d. Common shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

         e. During the first quarter of 2000, all of the remaining Series D1, and E referred shares, 1,500 and 1,700, respectively, were converted to Common shares at the conversion prices and, as a result, 58,394 and 75,555 Common shares were issued, respectively.

                  As of December 31, 2000, the remaining 1,300 Series D2 Preferred shares had been converted to Common shares at the conversion price and, as a result, 50,608 Common shares were issued.

                  In 2000, 114,303 warrants to purchase Common shares were issued as part of the conversion of Preferred shares.

                  Upon conversion of all issued Series F Preferred  shares,  the
                  remaining   authorized   Series  F   Preferred   shares   were
                  eliminated.

         f.       Dividends on Preferred shares:

                  In 2000, the Company accrued dividends to be paid out in the form of Common shares on its Series D1, D2 and E Preferred shares, in the amount of $107,000 thousand. In the course of the conversion of all of the company's Preferred stock (see
                  Note 14d), all of the remaining accumulated dividends, $1,074,000 thousand, were paid by the issuance of 44,049 Common shares.

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

                  As of December 31, 2002, approximately 180,423 Common shares of the Company are still available for future grant. Any options which are forfeited or cancelled before expiration become available for future grant under the Plan.

                  In January 2000 and November 2000, the Company increased the number of shares available for grants by 400,000 and 800,000, respectively, and approved grants of such shares. In December 2000, 154,560 previously granted options with exercise price from $11.25 to $69.375 were repriced to $0 resulting in a new measurment date in total compensation expense of $628,000 of which $453,000 was recognized in 2000 for the portion already vested and $175,000 was deferred to be recognized over the remaining vesting period ending in 2004. During the years 2001 and 2002, $107,000 and $47,000 of the amount deferred was recognized, respectively.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15: SHAREHOLDERS' EQUITY (CONT.)

                  In December 2000, the Company granted 509,600 Time Accelerated Restricted Stock Award options (hereinafter - "TARSAP's") to employees. The TARSAP's include an acceleration feature, based on the Company's performance in the years 2001 and 2002. As of December 31, 2002, 410,400 of the options are outstanding, and 75% of the options were vested based on the 2001 and 2002 performance tests. No compensation expense was recorded, since the fair value was equal to the exercise price at the date of grant.

                  A summary of the stock options activities in 2000, 2001 and 2002 is as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                         ------------------------------------------------------------------------
                                                   2000                    2001                    2002
                                         ----------------------   ---------------------    ----------------------
                                                       WEIGHTED                WEIGHTED                  WEIGHTED
                                                       AVERAGE                 AVERAGE                    AVERAGE
                                                       EXERCISE                EXERCISE                  EXERCISE
                                           SHARES       PRICE       SHARES      PRICE        SHARES        PRICE
                                         ----------    --------   ----------   --------    ----------    --------
                  Outstanding at
                    January 1               868,553     $27.50   *)1,790,614     $ 18.3   *)1,569,698     $ 12.5

                  Granted                 1,087,150     $15.50        61,700     $  4.6       274,300     $  4.7
                  Exercised                 (74,650)    $13.35          (560)    $    0       (55,080)    $  0.2
                  Cancelled and
                    forfeited               (90,439)    $49.45      (482,056)    $29.75      (208,205)    $ 15.7
                                        -----------              -----------              -----------
                  Outstanding at
                    December 31         *)1,790,614     $ 18.3   *)1,569,698     $ 12.5   *)1,580,713     $11.25
                                        ===========     ======   ===========     ======   ===========     ======
                  Exercisable options
                    at December 31          424,833     $16.55       745,647     $ 12.3       908,784     $12.85
                                        ===========     ======   ===========     ======   ===========     ======

                  *) Including 154,560, 154,000 and 102,100 options  repriced to zero, as of December 31, 2000, 2001 and 2002, respectively.

                  The options outstanding as of December 31, 2002, have been classified by range of exercise price, as follows:

                                          OPTIONS        WEIGHTED                     OPTIONS
                                        OUTSTANDING      AVERAGE       WEIGHTED     EXERCISABLE      WEIGHTED
                                           AS OF        REMAINING       AVERAGE         AS OF        AVERAGE
                                        DECEMBER 31,   CONTRACTUAL     EXERCISE     DECEMBER 31,     EXERCISE
                  EXERCISE PRICE            2002       LIFE (YEARS)      PRICE          2002          PRICE
                  ------------------    ------------   ------------    --------     ------------     --------
                          $ -             102,100          4.86        $     --       102,100        $     --
                    $3.25 - $3.75         189,170          9.22        $   3.55        33,845        $   3.30
                    $4.065 - $5.7         837,800          8.31        $   4.50       396,000        $   4.15
                   $11.25 - $16.875       185,825          3.32        $  12.00       185,825        $  12.00
                  $19.375 - $29.375        68,300          7.54        $  28.75        35,350        $  28.60
                    $32.5 - $47.5         143,608          6.07        $  38.30       128,204        $  37.55
                   $61.25 - $69.375        53,910          7.06        $  67.50        27,460        $  67.75
                                        ---------                                     -------
                                        1,580,713                      $  11.25       908,784        $  12.85
                                        =========                      ========       =======        ========

         h.       Warrants:

                  In 1996, 1997 and 1999, warrants were granted to service providers. As of December 31, 2002, 225,086 warrants are outstanding.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15: SHAREHOLDERS' EQUITY (CONT.)

         i. In 2001, the Company granted Bank Leumi Le Israel B.M., Bank Hapoalim Ltd., Mizrahi Bank Ltd. and Bank Discount Ltd.
                  (collectively the "Banks") 81,000 warrants as part of a credit-line extension agreement (see Note 10a) at an exercise price ranging from $4.4 to $6.9 per share. As required by APB No. 14 "Accounting for Convertible Debt and Debt Issued with stock purchase warrants", these warrants were measured at fair value (according to the Black-Scholes option pricing model) with the following weighted-average assumptions for 2001: risk free interest rate of 5%, dividend yields of 0%, volatility factors of the expected market price of the Company's Common shares of 0.901 weighted-average expected life of the option of 2 years. Total compensation expense amounted to $203,000, of which $150,000 and $53,000 were recognized as financial expense in 2001 and 2002, respectively, over the credit-line period.

         j. The Company does not intend to pay cash dividends in the foreseeable future.


NOTE 16: GEOGRAPHIC INFORMATION

         a. The Company operates in a single segment as a provider of software solutions. See Note 1 for brief description of the Company's business. The following data is presented in accordance with Statement of Financial Accounting Standard No. 131 "Disclosure About Segments of an Enterprise and Related Information" (SFAS No. 131).

         b.       Geographic information:

                  The following is a summary of operations within geographic areas based on the end customers' location.

                                                     YEAR ENDED DECEMBER 31,
                                                 -----------------------------
                                                  2000       2001       2002
                                                 -------    -------    -------
                                                   U.S. DOLLARS IN THOUSANDS

                  1. Revenues:
                            U.K                  $17,744    $21,275    $25,438
                            North America         15,098     18,523     20,272
                            France                16,610      5,976      3,450
                            Germany                6,289      4,798      2,653
                            Israel                 5,633      6,097      5,776
                            Other                 11,370      6,766      7,239
                                                 -------    -------    -------

                                                 $72,744    $63,435    $64,828
                                                 =======    =======    =======

                  2. Long-lived assets:
                            France               $ 2,616    $ 2,135    $ 2,426
                            Dutch Antilles         1,662      1,275        936
                            Israel                14,043     11,722     10,213
                            Germany                5,218      4,287      4,988
                            Other                  5,626      3,276      2,816
                                                 -------    -------    -------

                                                 $29,165    $22,695    $21,379
                                                 =======    =======    =======

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17: SELECTED STATEMENTS OF OPERATIONS DATA

         a.       Research and development costs:

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               2000       2001       2002
                                                              -------    -------    -------
                                                                U.S. DOLLARS IN THOUSANDS

                    Total costs                              $ 14,567   $ 11,006   $  9,448
                      Less - capitalized software
                        development costs                      (4,250)    (3,967)    (2,732)
                      Less - royalty-bearing grants                --     (1,581)      (699)
                                                             --------   --------   --------
                  Research and development costs, net        $ 10,317   $  5,458   $  6,017
                                                             ========   ========   ========

         b.       Financial income (expenses):

                  Financial income:
                    Interest                                 $    973   $    518   $    778
                    Foreign currency translation
                      differences                               3,904      3,728      6,511
                    Realized gain on sale of marketable
                      securities                                  163        124         --
                                                             --------   --------   --------
                                                                5,040      4,370      7,289
                                                             --------   --------   --------
                  Financial expenses:
                    Interest                                    1,419      1,818      1,747
                    Foreign currency translation
                      differences                               4,114      5,277      6,351
                    Bank charges and others                       139        462        162
                                                             --------   --------   --------
                                                                5,672      7,557      8,260
                                                             --------   --------   --------
                  Financial expenses, net                    $    632   $  3,187   $    971
                                                             ========   ========   ========

         c.       Losses per share data:

                  The following table sets forth the calculation of basic and diluted net losses per share.

                  1. Numerator:

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               2000       2001       2002
                                                              -------    -------    -------
                                                                U.S. DOLLARS IN THOUSANDS

                  Net loss to shareholders of Common
                    shares                                   $ 38,193   $ 17,970   $  5,153
                  Effect of dilutive securities:
                    Preferred share dividends                   *) --         --         --
                                                             --------   --------   --------
                  Numerator for diluted losses per share -
                    loss available to shareholders of
                    Common shares                            $ 38,193   $ 17,970   $  5,153
                                                             ========   ========   ========

                 *) The effect of the  inclusion  of the  convertible  Preferred shares dividends in 2000 would be anti-dilutive.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17: SELECTED STATEMENTS OF OPERATIONS DATA (CONT.)

                  2. Denominator:

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               2000       2001       2002
                                                              -------    -------    -------
                                                                U.S. DOLLARS IN THOUSANDS

                  Weighted average number of shares             4,508      4,600      4,999
                  Common shares to be issued as dividends           3         --         --
                                                              -------    -------    -------
                  Denominator for net basic earnings per
                    share                                       4,511      4,600      4,999
                                                              -------    -------    -------

                  Effect of dilutive securities:
                  Employee stock options                        *) --      *) --      *) --
                  Warrants issued to third parties              *) --      *) --      *) --
                  Convertible Preferred shares                  *) --      *) --      *) --
                  Redeemable shares in subsidiary               *) --      *) --      *) --
                  Convertible subordinated notes                *) --      *) --      *) --
                                                              -------    -------    -------
                  Dilutive potential Common shares                 --         --         --
                                                              -------    -------    -------
                  Denominator for diluted net earnings per
                    share - adjusted weighted average
                    shares, assumed conversions and
                    exercise of options and/or warrants         4,511      4,600      4,999
                                                              =======    =======    =======

                 *) Because  of the loss in 2000,  2001 and 2002,  the effect of the inclusion of the convertible Preferred shares, options, warrants, redeemable shares in subsidiary and convertible subordinated notes would be anti-dilutive.


NOTE 18: SUBSEQUENT EVENTS

         In June 2003, the Company extended its credit agreements with Bank Hapoalim Ltd., Bank Leumi Le Israel Ltd, Discount Bank Ltd. and Mizrahi Bank Ltd. regarding its existing credit lines in the total amount of $25.5 million, of which $18 million is available until March 31, 2004 and $7.5 million is available until March 31, 2005. Under the terms of these credit line agreements, the Company and several of its subsidiaries recorded floating charges in favour of the banks and issued cross guarantees in support of the credit facilities. Additionally, the Company is required to maintain certain financial ratios.


                                 --------------