Form 20-F
period 2003-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2004-06-10
CIK 885740

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

Form 20-F

    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _______________

Commission file number  0-20181

_______________________

SAPIENS INTERNATIONAL CORPORATION N.V.

(Exact name of Registrant as specified in its charter)

_______________________

NETHERLANDS ANTILLES

(Jurisdiction of incorporation or organization)

______________________

Kaya Richard J. Beaujon z/n

P.O. Box 837 Willemstad

Curaçao, Netherlands Antilles

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, par value € 2.30 per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

____________________________________________________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2003 the issuer had 10,993,935 Common Shares, par value € 2.30 per share outstanding.

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes        X                       No

Indicate by checkmark which financial statement item the registrant has elected to follow:

                                 Item 17                     Item 18   X

#

TABLE OF CONTENTS

Page

Introduction

3

PART I

3

Item 1.

Identity of Directors, Senior Management and Advisers

3

Item 2.

Offer Statistics and Expected Timetable

3

Item 3.

Key Information

3

Item 4.

Information on the Company

14

Item 5.

Operating and Financial Review and Prospects

20

Item 6.

Directors, Senior Management and Employees

28

Item 7.

Major Shareholders and Related Party Transactions

34

Item 8.

Financial Information

35

Item 9.

The Offer and Listing

36

Item 10.

Additional Information

37

Item 11.

Quantitative and Qualitative Disclosure about Market Risk

42

Item 12.

Description of Securities Other Than Equity Securities

42

PART II

43

Item 13.

Defaults, Dividend Arrearages and Delinquencies

43

Item 14.

Material Modifications to the Rights of Security Holders

and Use of Proceeds

43

Item 15.

Controls and Procedures

43

Item 16A.

Audit Committee Financial Expert

43

Item 16B.

Code of Ethics

43

Item 16C.

Principal Accountant Fees and Services

44

Item 16D.

Exemptions from the Listing Standards for Audit Committees

44

Item 16E.

Purchase of Equity Securities by the Issuer and Affiliated Purchasers

44

PART III

45

Item 17.

Financial Statements

45

Item 18.

Financial Statements

45

Item 19.

Exhibits

45

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

References to “Sapiens,” the “Company,” “us,” “we” and “our” refer to Sapiens International Corporation N.V. (the “Registrant”), a Netherlands Antilles company, and its consolidated subsidiaries.

References to “our shares,” “Common Shares” and similar expressions refer to the Registrant’s Common Shares, par value € 2.30 per share.

References to “dollars”, “US dollar” or “$” are to United States Dollars.

References to “NIS” are to New Israel Shekels, the Israeli currency.

Cautionary Statement Regarding Forward-Looking Statements

Certain matters discussed in this annual report are forward-looking statements that are based on our beliefs and assumptions as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those described herein.  Please read the risks discussed in Item 3 – “Key Information” under the caption “Risk Factors” and cautionary statements appearing elsewh ere in this annual report in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements.

We undertake no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this annual report might not occur.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Consolidated Financial Data

The following tables summarize certain selected consolidated financial data for the periods and as of the dates indicated. We derived the statement of operations financial data for the years ended December 31, 2001, 2002 and 2003 and the balance sheet data as at December 31, 2002 and 2003 from our consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations financial data for the years ended December 31, 1999 and 2000 and the balance sheet data for the years ended December 31, 1999, 2000 and 2001 are derived from our audited financial statements not included in this annual report. Certain financial data for 2000 and 2001 were reclassified to conform to the 2002 presentation. You should read the selected consolidated financial data together with our consolidated financial statements included elsewhere in this annual report and with

Item 5, “Operating and Financial Review and Prospects.” Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Note regarding the Reverse Stock Split:

We implemented a 1-for-5 reverse stock split of our Common Shares on June 16, 2003 to meet the listing requirements of the Nasdaq National Market (“Nasdaq”). On January 15, 2003, Nasdaq informed us that our Common Shares would be delisted from Nasdaq due to our failure to maintain compliance with the $1.00 minimum bid price requirement for continued listing on Nasdaq (the “Minimum Bid Price Requirement”). We requested and were granted a hearing before a Nasdaq Listing Qualifications Panel in order to present a definitive plan to regain compliance with the Minimum Bid Price Requirement, and thereby avoid the delisting of the Common Shares from Nasdaq.

On February 18, 2003, our Board of Directors approved a definitive plan to regain compliance with the Minimum Bid Price Requirement by implementing a 1-for-5 reverse stock split of the Common Shares. We presented this plan to implement a reverse stock split to the Nasdaq Panel at a hearing on February 27, 2003. On March 25, 2003, Nasdaq notified us that it approved of our plan to implement the reverse stock split and that our shares would continue to be traded on Nasdaq provided that we regained compliance with the Minimum Bid Price Requirement by June 16, 2003 and maintained compliance for at least ten consecutive days thereafter.

On June 11, 2003, at a Special General Meeting, our shareholders approved the implementation of the reverse stock split and amendments to our Articles of Association that were required to effect the reverse stock split. As a result of the reverse stock split, our authorized capital of €48,300,000 became divided into 20 million Common Shares (instead of 100 million) and the par value of the Common Shares was changed to €2.30 (instead of €0.46). On June 16, 2003, we achieved compliance with the Minimum Bid Price Requirement and we have maintained such compliance through the date of this annual report.

All historical share amounts and per share data in this annual report have been retroactively restated to reflect the reverse stock split.

Selected Financial Data:	Year Ended December 31,
	1999	2000	2001	2002	2003
	(In thousands, except per share data)
Revenues:
Products	$47,390	$ 43,995	$ 33,924	$ 42,008	$ 32,580
Consulting and other services	44,440	28,749	29,511	22,820	19,738
Total revenues	91,830	72,744	63,435	64,828	52,318

Cost of revenues:
Cost of products	16,354	30,283	23,711	22,567	17,489
Cost of consulting and other services	29,333	20,652	18,902	13,543	11,118
Total cost of revenues	45,687	50,935	42,613	36,110	28,607
Gross profit	46,143	21,809	20,822	28,718	23,711
Operating Expenses:
Research and development, net	5,021	10,317	5,458	6,017	3,656
Selling, marketing, general and administrative, net	27,880	46,682	28,725	23,782	21,539
Aborted Merger Costs	-	1,252	-	-	-
Restructuring Costs	2,019	2,558	-	481	-
Total operating expenses	34,920	60,809	34,183	30,280	25,195
Operating income (loss)	11,223	(39,000)	(13,361)	(1,562)	(1,484)
Financial income (expenses), net	412	(632)	(3,187)	(971)	958
Other expenses, net	220	403	665	1,173	(244)

Income (loss) before taxes on income	11,415	(40,035)	(17,213)	(3,706)	(2,198)

Taxes on income (benefit)	(1,678)	(1,949)	726	1,408	(19)
Minority interests in losses (earnings) of a subsidiary	25	-	(31)	(39)	8

Net income (loss)	13,068	(38,086)	(17,970)	(5,153)	(2,187)

Dividends on preferred shares	418	107	-	-	-

Net income (loss) to shareholders of Common Shares	$ 12,650	$ (38,193)	$ (17,970)	$ (5,153)	$ (2,187)

Basic net earnings (loss) per share	$ 3.05	$ (8.46)	$ (3.91)	$ (1.03)	$ (0.20)

Weighted average number of shares
used in computing basic earnings (loss) per share	4,163	4,511	4,600	4,998	10,693

Diluted net earnings (loss) per share	$ 2.65	$ (8.46)	$ (3.91)	$ (1.03)	$ (0.20)

Weighted average number of shares
used in computing diluted net earnings (loss) per share	4,911	4,511	4,600	4,998	10,693

	At December 31,
Balance Sheet Data:	1999	2000	2001	2002	2003

Cash and cash equivalents	$ 8,735	$17,038	$16,087	$22,001	$31,775
Working capital	30,319	7,890	1,637	9,615	21,088
Total assets	85,105	92,400	68,380	65,152	76,723
Long-term debt and other liabilities	7,930	7,430	7,365	7,787	24,783
Total shareholders’ equity	51,414	18,896	10,207	15,895	13,929

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

We operate globally in a dynamic and rapidly changing environment that involves numerous risks and uncertainties.  The following section lists some, but not all, of those risks and uncertainties that may have a material adverse effect on our business, financial position, results of operations or cash flows.

Risks Relating to Our Business and Our Industry

Implementing our strategy of focusing on the market for software solutions in the insurance industry has taken longer than anticipated, and we may not succeed in gaining acceptance in that market.

In October 2001, we announced a new strategic initiative focusing on the insurance and financial services industries. Since then, we narrowed our focus to concentrate on the insurance industry. Our goal is to rise to a position of global leadership in delivering strategic business software solutions to this market. Implementing this new strategy requires us, among other things, to design appropriate software solutions, maintain sufficient sales and marketing resources, recruit, train and hire sufficient professional services personnel and face intense competition.  We have experienced delays in penetration of the insurance industry, and such delays have contributed to a decline in our short-term results. We expect that additional time will be required to implement our strategy. Our future efforts to gain acceptance for our solutions may still not succeed. Our inability to carry out our strategy in a timely manner, or the failure of the strategy could ha ve a material adverse affect on our short and medium term results and on our capability to grow and achieve our long-term goals.

We have a history of losses, and we anticipate that our revenues for the short to medium term will decline while our expenses may increase as a result of maintenance of our marketing efforts and increased interest costs.

We incurred net losses of approximately $5.2 million and $2.2 million for the years ended December 31, 2002 and December 31, 2003, respectively.  We cannot predict the extent of our future losses and when, or if, we may become profitable on a sustained basis. Due to the delay in the implementation of our strategy of offering solutions to the insurance industry and possible decline in orders from existing customers, we anticipate that our revenues in the short to medium term will decline. At the same time, expenses may increase in the foreseeable future as we maintain our sales and marketing activities. In addition, following our offering of convertible debentures in December 2003, we have the obligation to pay the debenture holders interest. Our marketing and sales efforts may prove more costly than we currently anticipate, and we may not succeed in the long term in increasing our revenues sufficiently to offset the expenses of those efforts and of payi ng interest on the debentures. If we fail to increase our revenues at a greater rate than our expenses, we will not be able to achieve profitability.

The failure of our new solutions to achieve market acceptance or continued delays in our current or future efforts to develop software solutions could erode our competitive position.

The failure to successfully develop, enhance or modify our software solutions, or the failure to do so on a timely basis, could limit our revenue growth and competitive position.  We may need to rapidly develop and introduce additional software and enhancements to our existing solutions to satisfy our current customers and maintain our competitive position in the marketplace.  We may also need to modify our software so that it can operate with new or enhanced software that may be introduced by other software vendors.  The failure to introduce new, enhanced or modified software on a timely basis could prevent our solutions from achieving market acceptance.  We have experienced in the past, and anticipate experiencing in the future, delays in the timing of the introduction of new solutions and market acceptance of those solutions.  To support our software development, enhancement or modification, we may find it necessary to license or acquire new technologies, which may not be available to us on acceptable terms, if at all.

If we fail to remain technologically competitive, we could lose customers or market share.

The market for our solutions is characterized by rapidly changing business conditions and customer requirements. The introduction of solutions embodying new technology and the emergence of new customer requirements can render existing technology obsolete and unmarketable. Our ability to anticipate changes in technology and customer requirements and to successfully develop and introduce new and enhanced solutions on a timely basis will be significant factors in our ability to grow and to remain competitive. Substantial expenditures are required for research and development and the introduction of new products. There can be no assurance that we will have sufficient resources to make such investments, or that these investments will bring the full advantages or any advantage as planned.  If we are unable, for technological or other reasons, to develop solutions on a timely basis in response to the changing demands of our industry, our business and financial results could be materially adversely affected. We have in the past experienced limited delays introducing our technology and enhancements, and there can be no assurance that we will not encounter technical or other difficulties that could delay introduction of new technologies or enhancements in the future. There can be no assurance that we will be successful in developing and marketing enhancements that incorporate new technology on a timely basis, or that its new solutions will adequately address the changing needs of the marketplace, which could have a material adverse effect on our results of operations, financial condition and cash flows.

Continuing adverse conditions in the market for information technology solutions may lead to decreased demand for our products and services and could harm our business and results of operations.

Sapiens’ products and services are generally used by organizations with large information technology budgets and needs. The economic slowdown that has affected the markets in which we operate has had a particularly significant impact on the information technology sector.  In response to this difficult economic environment, a number of our customers and potential customers have reduced their information technology budgets, leading to a decline in demand for our products. In addition, our customers and potential customers have lengthened the time they take to decide on purchases of information technology products and services. We believe that these adverse market conditions, and the response of certain of our customers and potential customers to these recent developments, have had a negative impact on our revenues.  Should these market conditions persist, our business and results of operations could suffer further.

The software solutions market we address is expected to evolve rapidly, and if we are not able to accurately predict and respond to market developments or customer needs, our competitive position will be impaired.

The market for the solutions we provide is expected to evolve rapidly.  However, estimates of our market’s expected growth are inherently uncertain and are subject to many risks and assumptions.  Moreover, many of our customers operate in markets characterized by rapidly changing technologies and business plans.  Rapid changes in the needs of these customers and changing technologies make it difficult for us to predict their demands.  We are particularly susceptible to those changes since our software is used in a wide array of operating environments, which are constantly evolving.  As a result, we may not be able to develop, on a timely basis or at all, solutions that meet our customers’ needs or desires.  In addition, various sectors of our market are served by competitors who may respond more effectively to market developments and customer needs.  We cannot assure you that the market for our solutions will grow or that we will be able to respond to changes in the market, evolving customer needs or our competition. If the market for our solutions does not develop as we expect or if we fail to respond to market and competitive developments, our business prospects and competitive position might be impaired.

If existing customers do not make subsequent purchases from us or if our relationships with our largest customers are impaired, our revenue could be negatively affected.

Our existing customers are a key asset of Sapiens, and we depend on repeat product and service revenues from our base of customers.  There can be no assurance that our existing customers will enter into new project contracts with Sapiens or that they will continue using our enabling technologies.  If our revenue stream from existing customers were to decline significantly, it would have a material adverse impact on our operating results.

The relationships with two large customers of our U.S. subsidiary – OneBeacon Insurance Company and Computer Sciences Corporation (“CSC”) – and two large customers of our subsidiary in the United Kingdom – Liverpool Victoria and EDS Credit Services – are the sources of a large portion of the revenues of each of those two subsidiaries. During 2003, revenues from sales to the American customers specified above constituted 47% of the total revenues of the U.S. subsidiary (16% of our consolidated revenues); and revenues from sales to the British customers specified above constituted 69% of the total revenues of the U.K. subsidiary (25% of our consolidated revenues). If our sales to these customers were impaired, our revenue stream could be negatively affected.

We compete against companies with significantly greater resources than our own.

The market for software solutions and related services, and for business solutions for the insurance industry, in particular, is highly competitive. Our principal competitors generally have significantly greater resources than our own. Our customers or potential customers could prefer suppliers that are larger than Sapiens and that have not experienced losses such as ours. There is no guarantee that our customers, present and future, will be confident in our financial stability going forward. Price reductions or declines in demand for our solutions and services, whether as a result of competition, technological change, changes in the level of application development, reengineering or maintenance performed internally by our customers or potential customers would have a material adverse effect on our results of operations, financial position, and cash flows.

We are dependent on the success of our two main subsidiaries in the U.S. and U.K.

Our two main subsidiaries, which are located in Cary, North Carolina and London, England, accounted for more than 70% of our annual revenues for 2003.  The business of both of our main subsidiaries experienced significant downturns during 2003, leading to a material adverse impact on our financial results. There is no assurance that either of our main subsidiaries will regain its previous levels of operations.

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

Some of our solutions are sold as fixed-price projects with delivery requirements spanning more than one year.  If our actual cost-to-completion of these projects differs significantly from the estimated costs, there could be a material adverse effect on our results of operations and financial position. Similarly, delays in executing client contracts may affect our revenue and cause our operating results to vary widely. Some of our solutions may be priced in excess of $1.0 million and are delivered over periods of time ranging from several months to a few years. Payment terms are generally based on periodic payments or on the achievement of milestones. Any delays in payment or in the achievement of milestones may have a material adverse impact on our results of operations, financial position or cash flows.

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

Our products focus on organizations’ business-critical applications including those related to core business solutions for the insurance and financial services industries and specialized redevelopment issues such as the adoption of the single European currency.  Since our customers rely on our software to operate, monitor and improve the performance of their critical software applications, they are sensitive to potential disruptions that may be caused by the use of, or any defects in, our software.  As a result, we may be subject to claims for damages related to software errors in the future.  Liability claims could require us to spend significant time and money in litigation or to pay significant damages.  Regardless of whether we prevail, diversion of key employees’ time and attention from the business, incurrence of substantial expenses and potential damage to our reputation might result.  While the terms of our sales co ntracts typically limit our exposure to potential liability claims, and we carry errors and omissions insurance against such claims, there can be no assurance that such insurance will continue to be available on acceptable terms, if at all, or that such insurance will provide us with adequate protection against any such claims. A significant liability claim against us could have a material adverse effect on our results of operations and financial position.

Defects in our technology would harm our business and divert resources.

The quality of our products, enhancements and new versions is critical to our success. Since our software solutions are complex, they may contain errors that can be detected at any point in its life cycle. Any errors or defects in our technology could result in:

•

delayed or lost revenue;

•

failure to attract new customers or achieve market acceptance;

•

claims against us;

•

diversion of development resources;

•

increased service, warranty and insurance costs; and

•

negative publicity resulting in damage to our reputation.

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

Our success depends, to a significant extent, upon the continued performance and services of our executive officers and other key sales, marketing, software engineers and support personnel. The loss of the services of any of our executive officers, for example, Yitzhak Sharir, our President and Chief Executive Officer, or key personnel, would be disruptive to our operations.  It would be difficult and time consuming to replace them. We do not maintain key person life insurance policies on any of our executive officers. Any of these individuals, as well as any of our other key employees, may voluntarily terminate his or her employment with us. Our inability to retain executive officers or key employees, whether because of our inability to offer them competitive employment conditions or other factors, could have a material adverse affect on our results of operations and financial condition.

Although we protect our intellectual property rights vigorously, there can be no assurance that these measures will be successful.

In accordance with industry practice, we rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology.  We believe that because of the dynamic nature of the computer and software industries, copyright protection is less significant than factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services. We seek to protect the source code of our products as trade secret information and as an unpublished copyright work. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements that grant customers a personal, non-transferable license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. In addition, we attempt to protect trade secrets and other proprietary information through non-disclosure agreements with employees, consultants and distributors. Although we intend to protect our rights vigorously, there can be no assurance that these measures wi ll be successful. If we fail to protect our rights, and others are able to improperly use our products without licensing them from us, this failure may have a material adverse effect on our results of operations and financial condition.

If we are unable to continue to hold marketing rights from MediRisk Solutions Ltd. on reasonable terms, we may be precluded from selling our MediRisk INSIGHT™ solution. This may adversely affect our sales.

We market MediRisk INSIGHT, an underwriting solution for life, health and disability insurance, on the basis of licensing and distribution agreements with MediRisk Solutions Ltd. which developed the solution and holds the intellectual property rights to it. If for any reason we are unable to continue to hold the marketing rights for MediRisk INSIGHT on commercially reasonable terms, we could face delays in, or be precluded from, marketing the solution until equivalent software can be identified, licensed or developed.

As part of our business strategy, we may make acquisitions that could disrupt our business and harm our results of operations and financial condition.

As part of our growth strategy, we intend to consider acquiring complementary technologies, products and businesses.  If we use capital stock, our existing shareholders may experience dilution.  If we use cash or debt financing, our financial liquidity will be reduced, the holders of our debt would have claims on our assets ahead of holders of our Common Shares and our business operations may be restricted by the terms of any debt, including restrictions on our ability to pay dividends on our Common Shares.  An acquisition may involve nonrecurring charges or amortization of significant amounts of intangible assets, which would adversely affect our ability to achieve and maintain profitability. Attempted acquisitions may divert management, operational and financial resources from the conduct of our core business, and we may not complete any attempted acquisition. In addition, operation of any acquired or merged businesses technologies or assets would involve numerous risks, including: problems combining any purchased operations with our own operations; unanticipated costs and the loss of key employees, particularly those of the purchased organization. There is no assurance that any future acquisition will be successful or that if we successfully integrate the acquired business with our own, we will receive the intended benefits of the acquisition.

The terms of our bank debt include a number of restrictive covenants which, if breached, could result in acceleration of our obligation to repay our debt.

Our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. Our loan agreements also contain various covenants which require us to maintain certain financial ratios related to shareholders’ equity and operating results that are customary for companies of comparable size. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us or our shareholders. There can be no assurance that we will continue to fulfill these covenants or, if we do not fulfill one or more of these covenants, that we will receive from our lender banks waivers of the necessity of fulfilling such covenants.

Our failure to comply with the covenants and restrictions contained in our loan agreements could lead to a default under the terms of these agreements. If a default occurs and we are unable to renegotiate the terms of the debt, the lenders could declare all amounts borrowed and all amounts due to them under the agreements due and payable. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell our assets to satisfy the debt. As a result of negotiations regarding the extension of our loan agreements, the assets of our subsidiaries in the United States and United Kingdom will be subject to floating liens. Foreclosure on these assets could have a material adverse effect on our results of operations and financial condition.

Our liquidity may be negatively affected due to outstanding obligations to investors in the discontinued operations of a subsidiary.

In April 2000, F.I.D. Holdings Ltd. and Israel Discount Bank Ltd. (the “Investors”) invested $15 million in eZoneXchange.com, Inc. (“eZone”), a subsidiary of the Company. The private placement to the Investors was accompanied by a Put/Call Agreement, according to which the Investors were granted the right to require us to repurchase their shares in the subsidiary beginning May 2004 in exchange for both cash and our Common Shares. In February 2001, management decided to discontinue the operations of eZone., In March 2004, we entered into a new agreement with the Investors which replaced the Put/Call Agreement and which restructured the remaining portion of the put option by extending the time we have for fulfilling the terms of the put option. We agreed to issue the Investors, in a private placement, 750,000 Common Shares and warrants to purchase 350,000 additional Common Shares. In addition, we agreed to pay the Investors in two annual in stallments a total of $8.6 million plus interest at 7.5% a year by May 1, 2005. The first installment of $4.6 million was paid as required at the beginning of May 2004. Payment of the balance of $4.0 million may affect our liquidity by reducing the cash reserves needed for financing our business activities or for meeting other obligations.

As a result of an offering of convertible debentures, we have significant debt and we could experience a shortage of cash with which to repay the debt. In addition, the amount of the debt could hinder our activities and affect the flexibility needed for such activities.

In December 2003, we completed an offering of convertible debentures on the Tel Aviv Stock Exchange. The offering resulted in gross proceeds to us of approximately $17.1 million. The debentures were offered in units which included options to purchase additional debentures and with warrants to purchase our Common Shares. Options which were exercised by non-affiliates of the Company before their expiry date resulted in additional gross proceeds of approximately $1.6 million to the Company in the first quarter of 2004. If we are unable to create sufficient positive cash flow or obtain through other means the funds needed to repay the principal of the debt with interest, we could breach the terms of the debentures and of the Trust Deed which we entered into in connection with the offering. Even if we are able to make the payments required by the debentures, the amount of the debt could have a material adverse effect on our results of operations and financial pos ition. For example, the debt could restrict our ability to obtain additional financing, restrict our flexibility in planning or in reacting to changes in the business, place us in a position inferior to that of competitors with lower debts or make us more vulnerable if there is a downturn in our revenues or in the economy in general. The amount of the debt could require us to dedicate a material part of our cash flow to payment of interest and repayment of principal, thus increasing our costs and reducing profitability and in addition reducing our ability to use the cash for other purposes such as working capital.

Our future results could be adversely affected by an impairment of the value of certain intangible assets.

The assets listed in our consolidated balance sheet include, among other things, goodwill valued at approximately $8.6 million and long-term deferred income taxes valued at approximately $3.8 million. The applicable accounting standards require that (a) goodwill be tested for impairment on adoption of SFAS No. 142 and thereafter on a regular basis, and written down when impaired; and (b) certain identifiable intangible assets such as deferred taxes be reviewed for impairment in certain circumstances. If our goodwill or deferred tax assets were deemed to be impaired in whole or in part due to the Company not achieving its goals, we could be required to reduce or write off such assets, thus having to recognize additional expense in our statements of operations and to reduce our shareholders’ equity.

Our quarterly results may be impacted by certain short-term factors.

Variations in our revenue and operating results could occur as a result of a number of factors, such as the budgeting and purchasing practices of our customers, the length of the customer product evaluation process, the timing of our customers’ system conversions, the timing and cost of new product introductions and product enhancements, and the timing of any acquisitions and associated costs. Employee hiring and utilization rates may also affect our revenues and results of operations.

Our international operations involve inherent risks, such as foreign currency fluctuations and compliance with various regulatory and tax regimes.

Most of our revenues are derived from international operations that are conducted in local currencies as well as dollars. Changes in the value of such local currencies or the dollar relative to such local currencies may affect our financial position.  Gains and losses on translations to dollars of assets and liabilities may contribute to fluctuations in our financial position. We engage in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our financial position. However, there can be no assurance that any such hedging transaction, if entered into, will materially reduce the effect of fluctuation in foreign currency exchange rates on such results. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies were imposed, our financial position could be adversely affected.

Other potential risks that may impact our international business activities include longer accounts receivable payment cycles, the burdens of complying with a wide variety of foreign laws and changes in regulatory requirements, although such factors have not had a material adverse effect on our financial position or results of operations to date.

Formula Systems (1985) Ltd. may exercise control and influence corporate actions that are potentially in conflict with our other public shareholders.

Formula Systems (1985) Ltd. (“Formula”), whose shares trade on Nasdaq and the Tel Aviv Stock Exchange, directly owns (as of May 15, 2004) 5,692,494, or approximately 48.5%, of our currently outstanding Common Shares. In addition, Formula holds an option to acquire 1,204,819 more Common Shares.  Formula is and may continue to be in a position to exercise control over most matters requiring shareholder approval.  Formula may use its share ownership or representation on our board of directors to substantially influence corporate actions that conflict with the interests of our other public shareholders including, without limitation, changing the size and composition of the board of directors and committees of our board of directors, causing the issuance of further securities, amending our governing documents or otherwise controlling the outcome of shareholder votes.  Further, actions by Formula with respect to the disposition of the shar es it beneficially owns, or the perception that such actions may occur, may adversely affect the trading price of our shares on Nasdaq.

Risks Relating to Conducting Business in Israel

Conducting business in Israel entails certain inherent risks that could harm our business.

We have offices and research and development facilities in the State of Israel. Political, economic and military conditions in Israel directly affect our operations.  We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. Since September 2000, there has been an increase in unrest and terrorist activity which has continued with varying levels of severity into 2004. In addition, several countries still restrict business with Israel and with companies doing business in Israel. We do not believe that the political and security situation has had any material impact on our business to date; however, we can give no assurance that security and political conditions will have no such effect in the future.

Generally, adult male citizens and permanent residents of Israel under the age of 51 are obligated to perform reserve duty in the Israeli Defense Forces, currently consisting of approximately 30 days of service annually.  Additionally, all such citizens and residents are subject to being called to active duty at any time upon the outbreak of hostilities.  Many of our employees are currently obligated to perform annual reserve duty.  While we have operated effectively under these requirements since the establishment of Sapiens, no assessment can be made as to the full impact of such requirements on our business or work force and no prediction can be made as to the effect on us of any expansion of such obligations.

We intend to rely upon tax benefits from the State of Israel, benefits that in certain circumstances may not be available to us as anticipated.

Our subsidiary, Sapiens Technologies (1982) Ltd., which is incorporated in Israel, was granted “Approved Enterprise” status by the Investment Center of the Israeli government for six investment programs in 1984, 1991, 1993, 1995, 1998 and 2000 under the Law for Encouragement of Capital Investments, 1959. We are eligible for certain tax benefits based on this status. In order to receive these tax benefits, Sapiens Technologies must comply with two material conditions: (a) it must invest a certain amount in property and equipment, and (b) it must finance a certain portion of these investments out of equity capital. We believe that Sapiens Technologies has complied with these conditions. If the Investment Center determines that we failed to comply with the conditions summarized above, these past benefits may be canceled, reduced or rendered unavailable to us, which could have a material adverse effect on our results of operations and financial conditi on.

Our operations may be affected by changing economic conditions in Israel.

Israel has been going in recent years through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. On the other hand, if economic conditions in Israel improve, we may face increased competition from other software companies and find it more difficult to attract or retain qualified employees.

Risks Related to the Market for our Common Shares

We implemented a 1-for-5 reverse stock split to maintain our Nasdaq listing, which could damage shareholders’ liquidity and investor confidence in our shares, and we may again fail to meet Nasdaq’s minimum bid requirement.

We implemented a 1-for-5 reverse stock split of our Common Shares on June 16, 2003, to meet the listing requirements of Nasdaq. The implementation of the reverse stock split could have a negative impact on the value of our Common Shares by allowing additional downward pressure on the share price as its relative value becomes greater following the reverse stock split. In addition, liquidity of our Common Shares could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split. It is our intent to comply with and meet the requirements for continued listing on Nasdaq. However, there can be no assurance that we will maintain long-term compliance with the $1.00 minimum bid price requirement for continued listing on Nasdaq (the “Minimum Bid Price Requirement”). If we fail to maintain such compliance, our Common Shares could be delisted, which could have a material adverse effect on our standing with curre nt and future investors.

If we fail to meet other standards for continued listing of our shares on Nasdaq, the shares could be delisted from Nasdaq.

In addition to maintaining compliance with the Minimum Bid Price Requirement, a company must continue to comply with other requirements in order to remain listed on Nasdaq. There can be no assurance that we will continue to meet all such requirements, one of which could be maintaining a required minimum shareholders’ equity of at least $10 million. As at December 31, 2003, our shareholders’ equity was $13.9 million. There can be no assurance that the Company’s shareholders’ equity will be maintained above $10 million or, if not so maintained, that the Company will meet an alternative continued listing standard. Failure to meet one of Nasdaq’s continued listing standards could result in the delisting of our Common Shares from Nasdaq.

Our Common Shares are traded on more than one market and this may result in price variations.

Our Common Shares are traded on Nasdaq and the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets will be made in different currencies (dollars on the Nasdaq National Market, and NIS on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Israel). The trading prices of our Common Shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our Common Shares on one of these markets could cause a decrease in the trading price of our Common Shares on the other market.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Corporate Details

Our legal and commercial name is Sapiens International Corporation N.V., and we were incorporated and registered in the Netherlands Antilles on April 6, 1990. We are a public limited liability company and operate under the provisions of the Netherlands Antilles Commercial Code. Our registered office is located at Lanhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, Netherlands Antilles and our telephone number in Curaçao is (011) 599-97366-277. Intertrust (Curaçao) N.V. is the Company’s agent in Curaçao and serves as a member of our Board of Directors. Our World Wide Web address is www.sapiens.com. The information contained on the web site is not a part of this annual report.

Important Business Developments since January 1, 2003

In March 2003, our Common Shares began trading on the Tel Aviv Stock Exchange in accordance with Israeli regulations for dual listing of shares. (For further details about the listing on TASE, see Item 9, “The Offer and Listing.”)

In December 2003, we completed a public offering of convertible debentures in Israel. The gross proceeds to us were approximately $17.1 million. (For further details about the offering, see Item 10, “Additional Information – Material Contracts.”)

In March 2004, F.I.D. Holdings Ltd. (“FID”) became the beneficial holder of approximately 9.1% of our share capital. (For further details about the transaction with FID, see Item 10, “Additional Information – Material Contracts.”)

Capital Expenditures and Divestitures since January 1, 2001

Our principal capital expenditures during the last three years related mainly to the purchase of computer equipment andsoftware. These capital expenditures totaled $0.5 million in 2001, $1.0 million in 2002 and $0.8 million in 2003.

B.

Business Overview

We are a global provider of information technology (“IT”) solutions that modernize business processes to enable insurance and other leading companies to quickly adapt to change. Our solutions, sold as customizable software modules, align IT with business demands for speed, flexibility and efficiency. Our solutions are supplemented by our technology, methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications. Our solutions include scalable insurance applications we have developed for leading organizations such as AXA, AVIVA, Liverpool Victoria, OneBeacon, USAA, Fortis, Principal Financial Group, Prudential, the Surplus Line Association of California and Menorah Insurance in Israel. Our service offerings include a standard consulting offering that helps customers make better use of IT in order to achieve its business objectives.

Our core technology, Sapiens eMerge™, employs rapid application development and re-engineering to deliver new functionality, achieve legacy modernization and enterprise application integration. We believe that our understanding of the insurance marketplace and broad experience in mainframe-based legacy systems, backed by the high return on investment made possible by Sapiens eMerge™, help our customers gain a competitive edge in the rapidly changing business world while maximizing the value of their investments in existing IT systems.

Our primary goal is to rise to a position of global leadership in delivering strategic business software solutions to the insurance industry.  We plan to achieve this objective by combining our subject matter expertise and extensive experience in implementing feature-rich, robust, high volume solutions in order to deliver to our clients customizable software products for life and pensions insurance, general insurance and loans and mortgages.  The primary building block of our solution offerings remains Sapiens eMerge™, our business rules engine that has evolved and matured over the course of thousands of man-years of research and development efforts.  Sapiens eMerge™, which serves over 100 of our clients worldwide, reduces the cost of business software development and maintenance.

We market our solutions globally through our direct sales force and through marketing alliances with global IT providers, such as IBM Corporation and Electronic Data Systems Corporation. Sapiens has been a cooperating with IBM Corporation for over 10 years at what IBM refers to as a “Premier Partner” level and works with it on solutions, joint development, testing, validation and marketing. Through this and other business alliances, Sapiens has developed extensive knowledge in mainframe and mid-range systems, including CICS, DB2, WebSphere MQ and application server platforms. We are also a member of the IBM’s Insurance Application Architecture (IAA) group and the ISV Advantage Program for the Small and Medium Business insurance market segment. These alliances enable us to reach a broader base of customers while complementing our partners’ offerings.

Industry Background

The insurance industry is struggling to meet heightened needs of intermediaries and customers that have grown to expect information and answers immediately on request. Increased competition, demographic trends, legislative and regulatory requirements, recent disasters, the economic downturn and escalating operational costs add to the complex challenges insurance organizations face today.

While insurance companies’ current systems may not be appropriate for current challenges and may be outdated, they are still an important part of an organization because of the vast amounts of information they contain. Replacing them could cause a significant loss of business productivity.

Businesses try to address these challenges in a variety of ways.  Certain companies choose to dedicate significant in-house IT resources to address these issues.  In many cases, however, organizations lack the requisite internal resources and know-how. As a result, many of these organizations rely on the expertise of external IT service providers.

Our Business Solutions for the Insurance Industry

Our management has focused the Company’s resources on delivering solutions to help the insurance industry become more agile in the face of the new and rapidly changing business environment described above.

By creating interdisciplinary teams and working with leading insurance companies, Sapiens has formulated INSIGHT, a suite of business software solutions that make use of existing assets to quickly and cost-effectively modernize business processes that are the key to survival in the current, challenging insurance landscape.

Sapiens INSIGHT™ is designed for the general (property and casualty) and life insurance markets. These solutions can be customized to match specific legacy systems and business requirements, while providing pre-configured functionality. These solutions can be used independently or together as follows:

* Policy INSIGHT™

Policy INSIGHT™ is a fully functional, general insurance policy administration solution that makes it easier for brokers and agents to do business with carriers. This web-enabled solution reduces the cost of doing business through automation and optimizes risk selection through the use of rules based underwriting. Policy INSIGHT™ is designed to improve internal efficiencies by automating policy lifecycle processes and by allowing business analysts to quickly respond to changing rate and regulation issues. The solution also provides functionality supporting the rapid development and launch of new products to keep pace with competitive pressures and market opportunities.

* Life&Pensions INSIGHT™

Sapiens Life&Pensions INSIGHT™ is a powerful and comprehensive life & pensions solution that serves companies administering life insurance, pension funds, health insurance and saving plans.

The system has life, pension and health insurance modules. It includes product management, individual and collective policy administration and funds revaluation with full unit link management.

Life&Pensions INSIGHT offers exceptional advantages in addressing emerging trends in the life and pensions insurance sector:

•

The system provides total integration between the insured, their insurance companies, involved agents or brokers and Life Insurance and Pension Funds personnel.

•

The system is dynamic, highly customizable and can easily accommodate any change to organizational administrative processes.

•

The system is totally Web-enabled and thus is able to benefit from the advantages of the Internet and company intranet.

•

The system is multi-company, multi-currency and multi-language.

* MediRisk INSIGHT™

MediRisk INSIGHT™ is an underwriting solution for life, health and disability insurance. It reduces a customer’s costs by automating a larger portion of the process of evaluating the risks of new business and by streamlining the procedures for handling new business. By using this solution, an insurance company can make underwriting assessments on new cases sooner and achieve greater consistency in its decision-making. We market MediRisk INSIGHT on the basis of licensing and distribution agreements with MediRisk Solutions Ltd. which developed the solution and holds the intellectual property rights to it.

* Reinsurance INSIGHT™

Reinsurance INSIGHT™ is a sophisticated solution for the insurance market, designed to support carriers and reinsurers in the management of all types of reinsurance for the general (property and casualty) and life insurance markets, according to the rapidly changing requirements of the international reinsurance market. This state-of-the-art, web-enabled solution streamlines and reduces the cost of handling all reinsurance functions through automation, is based on ACORD (Association for Cooperative Operations Research and Development) standards and B2B XML technology, and is designed for a multi- language, multi- currency, multi- company environment. Reinsurance INSIGHT™ comprises 5 modules: reinsurance configuration and calculations, technical accounting, financial accounting and credit control, underwriting and statistical and actuarial analysis.

* Claims INSIGHT™

Claims INSIGHT™ is a solution that effectively manages and streamlines the information flow of claim handling across an insurance provider’s entire organization. This solution uses highly accessible business rules and messaging standards and allows the use of a company’s existing information assets. Thus, the solution improves operational efficiency and enables better and more versatile customer service capabilities, with the goal being a significant reduction in the total claims payout.

* Closed Books INSIGHT™

Closed Books INSIGHT™ is a solution for life insurance companies seeking ways to reduce the cost of maintaining long-term closed books of business, that is, lines of business that are no longer current. We provide customizable solutions that enable companies to efficiently administer policies and claims relating to closed books. Lower ongoing cost of ownership is achieved by replacing “old” systems (which reflect out-dated business models and working practices with long processing cycles and limited on-line functionality) with modern technology and a Web browser user interface.

We collaborate with our clients to tailor the INSIGHT solutions to achieve the unique operational performance goals of each organization. In addition, we have executed independent projects for the insurance market, providing enhanced information access and visibility to empower the sales, agent and broker community, thus accelerating transaction processing for improved customer service and business efficiency.

Developed on the basis of Sapiens eMerge™, our business-rules engine, INSIGHT modules allow the codifying of carriers’ implicit business rules into explicit, executable technical rules. The transition to a rules-based system allows for rapid interactive development by technical and business personnel, allowing business users to make changes using English-like rules rather than application code. Sapiens’ insurance solutions are compatible with a variety of platforms including IBM zSeries , IBM iSeries and HP UNIX at the host-side and Intel-based Web servers. They are also compatible with open architecture standards such as .NET and J2EE, and application servers such as IBM WebSphere.

Services

Outsourcing of Application Maintenance. Our outsourcing services developed from our strong, long-term relationships with its customers. We are currently servicing multi-year outsourcing contracts with blue-chip customers involving mission-critical systems. The outsourcing projects are performed either on or off the customers’ premises. Our asset discovery solution contributes to the maintenance and management of an enterprise’s IT environment.

IT Services. We provide customers with specialized IT services in many areas, including project management and technical assistance. Our personnel work with the customer for the duration of the entire project, collectively undertaking design, development and deployment tasks, coupled with hands-on-training, to achieve a rapid software solution that matches the customer’s business and IT goals.

Our Core Technology

Sapiens’ solutions are built on Sapiens eMerge™. Sapiens eMerge™ is a data-driven, rules-based, enterprise-scale transaction engine that facilitates business process integrity, application scalability and high performance. Its foundation is a rules-based development tool and repository that impose easily-coded business rules, lending unconventional speed, visibility, agility and cost-effectiveness to the business software lifecycle. The use of Sapiens eMerge™ reduces the complexity of programming so that new applications and modifications of existing ones can be produced in a much shorter time than through conventional programming.

Another key advantage of Sapiens eMerge™ is the ability to extend the productive life of older computer systems, while at the same time providing the basis for using new generation Internet and service-oriented technologies. The use of rapid application development allows enterprise-specific enhancements to be made in a shorter time and with a greatly reduced maintenance burden when compared to other technologies.

Sapiens eMerge™ is based on a multi-level architecture and operates in multi-platform environments, encompassing many hardware vendors, operating system environments and databases. Host-side platforms supported include IBM’s S/390 (zSeries), AS/400 (iSeries) and HP-UNIX. Sapiens eMerge™ supports databases such as VSAM, IMS, DB2, IDMS, Oracle and Informix. Since Sapiens eMerge exemplifies open systems and cross-platform capabilities, solutions developed with it can be seamlessly migrated from platform to platform and from database to database.

Development, deployment, integration and administration of applications are all accomplished through the technology components of Sapiens eMerge™, providing customers with flexible, scalable and feature-rich systems.

Key Benefits of our Technology to our Customers

•

Fast Time to Market and High Return on Investment. Our combination of a RAD methodology, rules-based development tools and experienced consultants has resulted in significant productivity increases at customer sites. Declarative development with business rules replaces traditional programming methods, addressing the full application life cycle, meaning that no programming code development is required. Sapiens eMerge also employs a “positive inference” engine that streamlines application development by requiring only the definition of standard situations, while automatically generating the logic required to handle the non-standard ones. This represents a reduction in logic specification and application maintenance and greatly enhances the quality of the delivered application compared to conventional development environments where most “bugs” arise in the non-standard logic.

•

Strong Technical Competence. Our solutions enable organizations to capitalize on their existing large-scale applications and data by non-intrusively integrating them with modern applications and technologies.  Our solutions not only extend the productive life of older computer systems but simultaneously provide a migration path to next-generation technologies. Our solutions are designed for an extensive list of computing platforms and technologies including IBM zSeries and iSeries, HP-Unix at the host server-side and Windows 2000 / XP Web Servers; due to the separation between business logic, data access logic and presentation logic, applications developed for a particular computing platform and database are seamlessly portable to other supported computing platforms and databases.  The platform-independent nature of our solutions allows them to be scaled according to the needs of the organization. Sapiens eMer ge™ has proven to be extremely scalable, allowing the daily execution of hundreds of millions of business rules for tens of thousands of concurrent users.

Customers

We market our solutions primarily to corporate clients and government entities with large information technology budgets and ongoing maintenance and development needs. Our corporate customers include, among others, insurance companies, banks and other companies offering financial services and companies in the manufacturing and transportation sectors. The principal markets in which we compete are located in North America, Europe, Israel and Japan. As of December 31, 2003, we had approximately 130 customers in all the geographical areas in which we operate. Of these, the primary customers were OneBeacon Insurance Company, Computer Sciences Corporation, Liverpool Victoria Friendly Society Limited and EDS Credit Services Limited, accounting for 41% of our gross revenues during 2003.

Competition

The market for enterprise software solutions is highly competitive and characterized by rapidly changing technology, evolving industry standards and customer requirements, and frequent innovations. The following is a breakdown of the competition that we face in each of our primary markets:

1.

Insurance

Our competitors in the market for solutions offered to the insurance industry fall into several categories. Examples of competitors whose activities we believe to be limited to their home country are: ePolicy Solutions, Taliant, OneShield, Ascendant One, Insurity, The Innovation Group, Duck Creek and AQS in the United States; Marlborough Sterling Group, Unisys, Sherwood and RebusIs in the United Kingdom; Falmeyer (FJA) and COR AG Insurance Technologies in Germany; Formula Insurance Solutions in France. Examples of large integrators that have decided to enter the insurance field are Electronic Data Systems and CSC (companies that also have customer or alliance relationships with us in other fields). An example of a competitor that is a local integrator is Ness Technologies in Israel.

2.

Business Rules Engines

Our competitors in the business rule engines and management marketplace include Fair-Isaac (Blaze), Computer Associates, Pegasystems, Haley, Corticon, Versata, Formula/ESI and others.

Sales and Marketing

To reach the broadest potential customer base, we use multiple distribution channels, including a direct sales force and relationships with system integrators and, in certain geographic areas, with distributors.

We have marketing and sales personnel located at our offices in the United States, the United Kingdom, France, Germany, Japan and Israel.  The direct sales force focuses on large organizations within select industries.  It also coordinates sales activities with system integrators such as EDS, CSCand IBM.  These partnerships allow us to further expand our own solutions and to gain access to specific types of businesses.

We employ a variety of business development and marketing techniques to communicate directly with current and prospective clients.  These techniques include exhibiting at trade shows and industry conferences, disseminating product brochures and other literature, direct-mail marketing, authoring articles, and hosting user conferences and business forums for customers and prospective customers on technology and industry issues.

Customer Maintenance and Support

We believe that a high level of post-contract customer support is important to the successful marketing and sale of our solutions.  We employ a team of technical specialists who provide the full range of maintenance and support services.  The typical direct sale to a client includes initial maintenance, training and consulting services.  In addition, substantially all of the clients for which we have developed applications elect to enter into an ongoing maintenance and support contract with us. The term of such a contract is usually twelve months. A maintenance contract entitles the customer to technology upgrades, when made generally available, and technical support.  In addition, we offer introductory and advanced classes and training programs available at our offices and at customer sites.

Our authorized distributors, value-added resellers and system integrators also provide customers with training, product support and consulting services.  Each of our software distributors is capable of providing training in its respective country.  In addition, many international partners and distributors, particularly independent software vendors, operate their own technology training programs.

Geographical Distribution of Revenues

The following is a breakdown of our revenues by geographical areas based on our customers’ locations, both in thousands of dollars and as a percentage of total revenues for the years indicated:

	2001		2002		2003

United Kingdom	$21,275	33.5%	$25,438	39.2%	$19,466	37.2%
North America	18,523	29.2	20,272	31.3	17,636	33.7
France	5,976	9.4	3,450	5.3	2,594	5.0
Germany	4,798	7.6	2,653	4.1	2,211	4.2
Israel	6,097	9.6	5,776	8.9	6,453	12.3
Other	6,766	10.7	7,239	11.2	3,978	7.6

Total	$63,435	100.0%	$64,828	100.0%	$52,318	100.0%

For details of revenues by category of activity, see the table entitled “Selected Financial Data” under Item 3, “Key Information.”

Intellectual Property

In accordance with industry practice, we rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology.  We believe that because of the dynamic nature of the computer and software industries, copyright protection is less significant than factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services. We seek to protect the source code of our products as trade secret information and as an unpublished copyright work. We also rely on security and copy protection features in its proprietary software. We distribute our products under software license agreements which grant customers a personal, non-transferable license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. In addition, we attempt to protect trade secrets and other proprietary information through agreements with employees, consultants and distributors. We do not believe that patent laws are a significant source of protection for our products and do not hold any patents.

Our trademark rights include rights associated with our use of our trademarks, and rights obtained by registration of our trademarks. Our use and registration of our trademarks do not ensure that we have superior rights to others that may have registered or used identical or related marks on related goods or services. We have registrations for the mark “Sapiens” in the United States, Israel, Brazil and a number of countries in Europe. The initial terms of the registration of our trademarks range from 10 to 20 years and are renewable thereafter.

Our INSIGHT group of solutions include our proprietary technology as well as technology licensed by customers (such as Liverpool Victoria, OneBeacon Insurance Company and Allianz Suisse) or strategic partners (MediRisk Solutions).

C.

Organizational Structure

Sapiens International Corporation N.V. is the parent company of the Sapiens group of companies. It has a number of subsidiaries in Israel and throughout the world. The significant subsidiaries are as follows:

Sapiens International Corporation B.V. (“Sapiens B.V.”): incorporated in The Netherlands and 100% owned by Sapiens. Unless otherwise indicated, the other subsidiaries of Sapiens listed below are all 100% owned by Sapiens B.V.

Sapiens Israel Software Systems Ltd.: incorporated in Israel

Sapiens Technologies (1982) Ltd.: incorporated in Israel

Sapiens Americas Corporation: incorporated in New York

Sapiens (UK) Limited: incorporated in England

Sapiens France S.A.: incorporated in France

Sapiens Deutschland GmbH: incorporated in Germany

Sapiens Japan Co.: incorporated in Japan and 90% held by Sapiens B.V.

We are a member of the Formula Systems (1985) Ltd. Group (Nasdaq: FORTY) (“Formula”). Formula is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions. In addition, Formula Systems manages a venture capital fund that invests in early stage companies that develop software products for the international market. As of May 15, 2004, Formula, an Israeli corporation, beneficially owns a 53.3% equity interest in our Common Shares.

D.

Description of Property

We lease office space in Israel, the United States, United Kingdom, France, Switzerland and Germany. The lease terms are generally five to ten years.  In Israel, we lease approximately 45,000 square feet of office space; in the United States, approximately 14,700 square feet; in the United Kingdom, approximately 13,400 square feet; and smaller areas in the other locations. We believe that our existing facilities are adequate for our current needs.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and result of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements required us to make estimations and judgments, in accordance with U.S. GAAP, that affect the reporting amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, bad debts, goodwill and other intangible assets, foreign currency fluctuation, capitalized software development costs, deferred taxes, income taxes and legal contingencies. We based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. More detailed descriptions of these policies are provided in Note 2 to the consolidated financial statements.

We believe the following critical accounting policies affect the estimates and judgments that we made in preparing our consolidated financial statements.

Revenue recognition

Our revenue recognition approach for software licensing requires that, in accordance with Statement of Position No. 97-2 “Software Revenue Recognition” (as amended), four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) is based on management's judgments regarding the fixed nature of the fee charged for services rendered and products delivered, and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

We generally do not grant rights of return.

Where software arrangements involve multiple elements, revenue is allocated to each element based on vendor specific objective evidence (“VSOE”) of the relative fair values of each element in the arrangement, in accordance with the “residual method” prescribed by Statement of Opinion No. 98-9, “Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions.” Our VSOE used to allocate the sales price to consulting, training and maintenance is based on the price charged when these elements are sold separately. License revenues are recorded based on the residual method.

Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements other than those accounted for using long-term contract accounting, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied.

Our project business derives a significant portion of its revenue from fixed price contracts. Revenues from fixed-price contracts are recognized based on Statement of Opinion No. 81-1 “Accounting for Performance of Construction Type and Certain Production Type Contracts,” which requires the accurate estimation of the cost, scope and duration for each project. Revenue and related cost for these projects are recognized on percentage of completion, using the input measure or output measure to assess the percent completed with revisions to estimates reflected in the period in which changes become known. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage the project properly within the projected periods of time or satisfy our obligations under the contract, project margins may be significantly and negatively affected, which may result in losses on existing contracts. Any such resulting reductio ns in margins or contract losses in a large, fixed-price contract may have a material adverse impact on our results of operations.

Consulting and other service revenue includes also training and post-contract maintenance service. Revenues from consulting, maintenance and training services are recognized ratably over the contractual period or as services are performed.

Bad Debt

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers was to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required.

Goodwill and other identifiable intangible assets

On January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill be tested for impairment on adoption and at least annually thereafter. Goodwill is required to be written down when impaired, rather than amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill.

We completed the transitional impairment review of goodwill as required by SFAS No. 142 and determined that there was no indication of impairment with respect to goodwill and intangible assets with an indefinite life as of January 1, 2002. We selected December 31st as the date on which we will perform our annual goodwill and intangible assets with an indefinite life impairment tests. As of December 31, 2003, no impairment was required.

In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” our long-lived assets are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In measuring the recoverability of assets, we are required to make estimates and judgments in assessing our forecast and cash flows and compare that with the carrying amount of the assets. Additional significant estimates used by management in the methodologies used to assess the recoverability of our long-lived assets include estimates of future cash-flows, future short-term and long-tem growth rates, market acceptance of products and services, and other judgmental assumptions, which are also affected by factors detailed in our Risk Factors section in this Annual Report. If these estimates or the related assumptions change in the future, we may be required to record impairment charges for our long-lived assets.

Foreign Currency Fluctuation

We expect that a significant portion of our revenues will continue to be denominated in the British pound (the “GBP”) and a smaller portion will be denominated in the Euro, NIS and Japanese yen.  As a result, movements in the exchange rates between the US dollar and the GBP, and to a lesser extent the US dollar and the Euro, the US dollar and the NIS and the US dollar and the Japanese yen, could have a material adverse impact on our revenues and results of operations within Europe, Israel and Japan. We regularly assess our currency exchange exposures and determine whether to adjust or hedge our position. We may use derivative instruments to hedge or adjust our exposures. As a matter of policy we do not enter into transactions of a speculative or trading nature. Foreign exchange exposures are monitored by tracking actual and projected commitments and through the use of sensitivity analysis.

Capitalized software development costs

Our policy on capitalized software costs determines the timing of our recognition of certain development costs. In addition, this policy determines whether the cost is classified as a development expense or cost-of-license fee.  Software development costs incurred from the point of reaching technological feasibility until the time of general product release should be capitalized. We define technological feasibility as the completion of a detailed program design. The determination of technological feasibility requires the exercise of judgment by our management. Since we sell our products in a market that is subject to rapid technological changes, new product development and changing customer needs, changes in circumstances and estimations may significantly affect the timing and the amounts of software development costs capitalized and thus our financial condition and results of operations.

Deferred Taxes

Management judgment is required in determining our future taxable income for purposes of assessing our ability to realize any future benefits from our deferred tax assets. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. If actual results differ from these estimates or we adjust these estimates in future periods, our operating results and financial position could be materially affected. If we determine that we will be able to realize the deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset would increase income in the period in which such determination is made. On the other hand, should we determine that we will not be able to realize all or part of the net deferred tax assets in the future, an adjustment to the deferred tax assets will be charged to income in the period in which such determination is made.

Income taxes

Through our operating subsidiaries, we operate within multiple tax jurisdictions and may be subject to tax audit in these jurisdictions. These tax audits can involve complex issues, which may require an extended period of time to resolve. In management’s opinion, adequate provisions for income taxes have been made for all years.

Legal Contingencies

We are currently involved in certain legal proceedings and claims that arose in the ordinary course of business.  As discussed in Note 11 of our consolidated financial statements, as of December 31, 2003, we have accrued our estimate of the probable costs for the resolution of these claims. This estimate has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies.  We do not expect these claims and/or proceedings to have a material adverse effect on our consolidated financial position. It is possible, however, that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by changes in our assumptions related to these claims and proceedings.

A.

Results of Operations

Years ended December 31, 2002 and 2003

Revenues. Revenues from the sale of products are comprised of sales of eMerge™ licenses, license upgrades, specially designed products for the insurance industry such as “Policy INSIGHT,” and “Closed Books INSIGHT,” “Life&Pensions INSIGHT,” and “Reinsurance INSIGHT,” application development, re-engineering computer systems and converting operating systems. These projects are performed either on a fixed-price or time and materials basis. Revenues from services include mainly consultants on a time and materials basis, maintenance and support.

Total revenues in 2003 decreased 19.3% to $52.3 million from $64.8 million in 2002. Product revenues in 2003 decreased 22.4% to $32.6 million in 2003 from $42.0 million in 2002. Consulting and other service revenues in 2003 decreased 13.6% to $19.7 million from $22.8 million in 2002.

Our product revenues for the year 2003 decreased mainly due to the discontinuation of projects during the course of the performance in December 2002, by three of our customers - NAG and Prudential in England and NJM in the United States, for these customers’ internal considerations; to the prolongation of the periods of time in negotiation processes with our customers due to the general state of the markets, particularly in the insurance industry; and to a reduced volume of license upgrades. The decline in consulting and other service revenues came as a result of lower revenues from consulting, while revenues from maintenance remained stable. Consulting revenues decreased primarily because the Company concentrated on activities with higher profit margins and did not take on or discontinued activities with lower profit margins, primarily in France and Germany.

Cost of Revenues and Gross Profit. Cost of revenues is mainly comprised of labor costs of software consultants and engineers, direct overhead of professional services, amortization of capitalized software development costs and royalties to the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor (“OCS”). Cost of service revenues also includes depreciation of property and equipment. Our gross profit in 2003 decreased 17.4% to $23.7 million from $28.7 million in 2002. The gross profit margin increased by 2.3% to 45.3% from 44.3% in 2002, as a result of continued overall improvement in revenue mix, project delivery and utilization of resources.

Gross profit from product revenues decreased 22.2% in 2003 to $15.1 million from $19.4 million in 2002, mainly as a result of decreased product revenues. Gross margin from product revenues, which was 46.3% in 2003, remained almost unchanged from 46.2% in 2002.

Royalty expense pursuant to the OCS funding programs, included in cost of products, declined in 2003 by 25% to $1.2 million from $1.6 million in 2002. The decline in royalties to the OCS occurred due to: (a) the decline in revenues from sales; and (b) a decrease in our liability to the OCS resulting from an arrangement entered into with the OCS in 2003 concerning a dispute relating to the years 1997 to 2002.

The salaries and other personnel-related expenses component of the costs of product revenues was 38.9% in 2003 and 42.1% in 2002, reflecting continued improvement in efficiency and utilization of our professional teams.

Amortization of capitalized software development costs decreased 20.7% to $2.3 million in 2003 from $2.9 million in 2002 due to the end of the amortization of certain projects and the decrease in the number of projects being amortized.

Gross profit from consulting, maintenance and other services decreased 7.5% to $8.6 million in 2003 from $9.3 million in 2002. At the same time, gross margin from consulting, maintenance and other services improved 6.9% in 2003 to 43.6% from 40.8% in 2002. The improvement in gross margin derived primarily from our continuing efficiency measures, at the center of which are better utilization of manpower resources and an increase in the share of the revenues from consultancy services in which the margin is high as compared with the share of those in which the margin is lower.

Research and Development, net. Research and development (“R&D”) costs are mainly comprised of labor costs and depreciation of property and equipment, reduced by grants from the OCS and capitalization of software development costs. Net research and development expenses decreased 38.3% in 2003 to $3.7 million from $6.0 million in 2002. The decreased spending on R&D recorded in 2003, as compared with the previous year, reflects our efforts to make our development activity more efficient through reducing work force and salaries as well as increased capitalization of expenses.

A portion of our R&D expenditures is funded by the OCS in accordance with programs entitling the Government to receive royalties on sales of products and services developed as a result of R&D projects so funded. Our net R&D expenditure benefited from OCS funding in the amounts of $134,000 in 2003 and $699,000 in 2002.

Capitalized software development costs increased 66.7% to $4.5 million in 2003 compared with $2.7 million in 2002. This increase reflects our efforts to accelerate development of our INSIGHT group of products for the insurance industry and develop additional features for Sapiens eMerge as well as currency fluctuation.

Selling, Marketing, General and Administrative expenses, net. Selling, marketing, general and administrative, net expenses (“SG&A expenses”) consist primarily of salaries and other personnel-related expenses, as well as commission and other costs associated with our sales and marketing efforts. General and administrative expenses include offices and office maintenance, communications, external consultants and other expenses. SG&A expenses in 2003 decreased 9.7% to $21.5 million from $23.8 million in 2002. The decrease in SG&A expenses in 2003 is the result of planned and consistent efficiency measures implemented by our management. These measures included, among other things, a decrease in the work force, reductions in salaries and office areas, improving procurement terms in all spheres. However, expressed as a percent of total revenues, SG&A expenses increased to 41.1% in 2003 from 36.7% in 2002, since although expen ses were reduced, total revenues declined from 2002 at a greater rate.

Taxes on Income.  The net tax benefit in 2003 was $19,000 compared with tax expenses of $1.4 million in 2002. The change in 2003 resulted because (a) payments made or accrued pursuant to the agreement with the Israeli Tax Authorities (the “ITA”) described in the next paragraph were lower in 2003 than in 2002; and (b) there was a decrease in tax obligations in other countries in which we operate. Our entire provision for taxes on income relates to operations in jurisdictions other than the Netherlands Antilles. The effective income tax rate varies from period to period as the result of the various jurisdictions in which we operate and where each one has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowance of deductions, credits and other benefits). We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We did not recognize a majority of the deferred tax assets relating to the net operating losses of our subsidiaries worldwide due to the uncertainty of the realization of such tax benefits in the foreseeable future.

In December 2001, Sapiens Technologies (1982) Ltd. (“Technologies”), Sapiens Israel Software Systems Ltd., Sapiens International Corporation N.V. and Sapiens International Corporation B.V. entered into an agreement with the ITA following a tax audit. In accordance with this agreement’s provisions, we agreed to pay in installments an amount of approximately $1.0 million for the tax years through 1999. These payments were completed in November 2002. In addition, this agreement provided that we would have a contingent tax liability to pay an additional amount (the “additional amount”). The payment of the additional amount was contingent on Technologies obtaining certain approvals from the Investment Center regarding the status of the Approved Enterprise under the Encouragement of Investments Law. In July 2002, an agreement was reached between Technologies and the ITA, according to which the additional amount was determined to be $580,00 0. Payment of the additional amount was completed in October 2003.

Net Loss.  Net loss for 2003 was $2.2 million, a decrease of 57.7% compared with a net loss of $5.2 million in 2002. The decrease in loss in 2003 was primarily due to improved gross profit margins and lower operating expenses.

Years ended December 31, 2001 and 2002

Revenues. Total revenues in 2002 increased 2.2% to $64.8 million from $63.4 million in 2001. Product revenues in 2002 increased 23.9% to $42.0 million from $33.9 million in 2001. Consulting and other service revenues in 2002 decreased 22.7% to $22.8 million from $29.5 million in 2001.

Our product revenues for the year ended December 31, 2002 rose mainly due to sales to existing customers of upgrades of Sapiens eMerge licenses to a new version coupled with successful results of increased sales and marketing efforts. The decline in consulting and other service revenues came as a result of lower revenues from consulting, while revenues from maintenance remained flat. Consulting revenues decreased primarily because the Company concentrated on activities with higher profit margins and did not take on activities with lower profit margins.

Cost of Revenues and Gross Profits. Cost of revenues is mainly comprised of labor costs of software consultants and engineers, direct overhead of professional services, amortization of capitalized software development costs and royalties to the OCS. Cost of service revenues also includes depreciation of property and equipment. Our overall gross profit in 2002 increased 38.0% to $28.7 million from $20.8 million in 2001. Overall gross profit increased in 2002 mainly as a result of increased product revenues in the revenues mix. Gross profit as a percentage of revenues increased by 35.1% to 44.3% in 2002 from 32.8% in 2001.

Gross profit from product revenues increased 90.2% in 2002 to $19.4 million from $10.2 million in 2001. Gross margin from product revenues was 46.2% in 2002, an increase of 53.5% compared with 30.1% in 2001. The increases in gross profit and gross margin from product revenues resulted primarily from the relatively high proportion of licenses and license upgrades accompanied by improved product pricing and delivery efficiencies. The sales of licenses amounted to $10.2 million and $11.5 million in the years 2002 and 2001, respectively.

Royalty expense pursuant to the OCS funding programs, included in cost of products, increased 6.7% to $1.6 million in 2002 from $1.5 million in 2001. The growing liability to the OCS from year to year resulted from the sale of a larger proportion of products using technologies based on research and development funded by the OCS.

The salaries and other personnel-related expenses component of the costs of product revenues was 42.1% and 51.9% of product revenue in the years 2002 and 2001, respectively. This positive ratio trend reflects the material contribution of improved efficiency and better utilization of our professional teams and helped to offset the increased spending on royalties to the OCS. As a result, gross margins improved from 2001 to 2002.

Amortization of capitalized software decreased 37.0% to $2.9 million in 2002 compared with $4.6 million in 2001.

Gross profit from consulting, maintenance and other services decreased 12.3% to $9.3 million in 2002 from $10.6 million in 2001. At the same time, gross margin from consulting, maintenance and other services improved 13.6% in

2002 to 40.8% from 35.9% in 2001, mainly due to improved utilization of our professional resources and replacement of low margin consulting services with those that have higher margins. Improved efficiencies and better utilization of our maintenance professionals also contributed to the improvement in gross margin from our maintenance services.

Research and Development, net. R&D costs are mainly comprised of labor costs and depreciation of property and equipment net of grants from the OCS. Net research and development expenditures increased 9.1% in 2002 to $6.0 million from $5.5 million in 2001. The increased spending on R&D recorded in 2002 as compared with the previous year, as well as the increased dedication of company resources to new product development, reflect our efforts to accelerate development of specially-designed products for the insurance industry such as Policy INSIGHT, Closed Books INSIGHT and Claims INSIGHT. A portion of our R&D expenditures is funded by the OCS pursuant to programs entitling the Government to receive royalties on sales of products developed as a result of R&D projects so funded. Our net R&D expenditure benefited from OCS funding in the amounts of $699,000 in 2002 and $1.6 million in 2001. Capitalized softwar e development costs decreased 32.5% to $2.7 million in 2002 compared with $4.0 million in 2001.

Selling, Marketing, General and Administrative expenses, net. SG&A expenses consist primarily of salaries and other personnel-related expenses. In addition, selling and marketing expenses also include commission and other costs associated with our sales and marketing efforts while general and administrative expenses also include facilities, communications and external consultants.  SG&A expenses in 2002 decreased 17.1% to $23.8 million from $28.7 million in 2001.  The decrease in SG&A expenses in 2002 is the result of continuing the aggressive cost efficiency program that management implemented beginning in 2001. We lowered payroll and headcount related expenses by reducing headcount (which accounted for $1.2 million of the decrease) and we lowered other operating expenses by $3.7 million. At the same time, we maintained marketing, promotional activity and related expenses in 2002 in order to support and accelerate the imp lementation of our strategy of penetrating the insurance industry as a targeted market. Expressed as a percent of total revenues, SG&A expenses decreased to 36.7% in 2002 from 45.3% in 2001, representing a significant factor in our improving overall operating margins over that period.

Restructuring expenses. On December 31, 2002 we recorded a restructuring charge in the amount of $0.5 million, compared to no such charge in 2001. The restructuring charge in 2002 represented involuntary termination benefits for approximately 40 employees whose employment was terminated as part of our recovery plan for the year 2002. As part of the same plan, the employment of 33 additional employees was terminated with no related restructuring charge. The restructuring plan was aimed at streamlining the Company by improving gross margins performance and realignment of SG&A organization and costs in order to better support the needs of our market and customers.

Taxes on Income.  The tax expenses in 2002 were $1.4 million, an increase of 100% compared with tax expenses of $0.7 million in 2001. The increase in 2002 is due primarily to payments made in 2002 pursuant to the agreement with the Israeli tax authorities described in “Taxes on Income” in the section of this Item 5 entitled “Years ended December 31, 2002 and 2003.”

Net Loss.  Net loss for 2002 was $5.2 million, a decrease of 71.1% compared with a net loss of $18.0 million for 2001. The decrease in net loss in 2002 was primarily due to improved gross profit margins and lower operating and financial expenses.

B.

Liquidity and Capital Resources

Cash, cash equivalents, marketable securities and short-term investments at the end of 2003 were $32.8 million, compared with $23.7 million at the end of 2002. The increase is due mainly to the net proceeds of $16.7 million of our offering of convertible debentures in December 2003, described below, reduced by cash used in investing and financing activities.

Net cash provided by operating activities was $281,000 in 2003 compared with $5.0 million net cash provided by operating activities in 2002. This change reflects approximately the loss results for 2003.

Net cash used in investing activities was $6.7 million in 2003, compared with $3.7 million in 2002. The principal uses of cash were the purchase of property and equipment, capitalized software development costs and the purchase of marketable securities and short-term deposits.

Net cash provided by financing activities totaled $15.7 million in 2003, compared with $4.3 million in 2002. The main source of cash provided by financing activities was an offering of convertible debentures on the Tel Aviv Stock Exchange in December 2003. The offering resulted in gross proceeds to us of approximately $17.1 million. The debentures were offered in units which included options to purchase additional debentures and with warrants to purchase our Common Shares. Options which were exercised by non-affiliates of the Company before their expiry date resulted in additional gross proceeds of approximately $1.6 million to the Company in the first quarter of 2004. (For further details about the offering, see Item 10, “Additional Information – Material Contracts)

As of May 15, 2004, we had received approval from the banks which finance our activities, either in writing or in principle, to extend the period of our existing credit lines in an amount of up to $26 million until March 31, 2005.

As a condition for receiving credit from our lender banks, we undertook, among other things, (a) not to charge or sell the Company’s assets to any entity whatever without the advance written consent of the banks, (b) that the total of our debts and obligations to the banks will not at any time exceed $26 million, (c) that the difference between the total of our debts and obligations to the banks and our cash and cash equivalents will not exceed $6 million, and (d) that the total of our debts and obligations to the banks minus cash and cash equivalents will not exceed 70% of our accounts receivable. In addition, we undertook that our quarterly earnings before income tax, depreciation and amortization (operating income plus depreciation and amortization) will not be less than the following amounts during 2004: $500 thousand in the first quarter, $750 thousand in the second quarter, $850 thousand in the third quarter and $1.1 million in the fourth quarter. Among themselves, the banks are entitled to repayment of our debts in proportion to our debts to each bank. As part of the original loan agreements, we granted the banks warrants to purchase certain amounts of our Common Shares; and as a result of negotiations regarding the extension of our loan agreements, the assets of our subsidiaries in the United States and United Kingdom will be subject to floating liens.

During 2003, we did not fulfill the covenant formerly contained in our loan agreements pertaining to maintenance of cumulative, quarterly earnings at certain levels, but we received waivers from the lending banks of the necessity of fulfilling such covenant. Following renegotiation of our loan agreement, we fulfilled all covenants during the first quarter of 2004. However, there can be no assurance that we will continue to fulfill these covenants or, if we do not fulfill one or more of these covenants, that we will continue to receive from our lender banks waivers of the necessity of fulfilling such covenants.

During 2003, we repaid the final installments totaling approximately $4.1 million relating to convertible debentures that we issued in 1992.

Management believes that available working capital and credit lines will be sufficient for at least the next 12 months to support our operating and financing requirements. We may consider other financing alternatives to finance strategic goals and future growth.

 C.

Research and Development

See section A. “Results of Operations” above.

D.

Trend Information

During the past few years, the global insurance industry has been exposed to two material types of occurrences: the first, events such as September 11, 2001 and other terrorist incidents as well as great natural disasters; and the second, the collapse of the financial and real estate markets. To these were added regulatory changes in various countries. As a result of all these factors, changes are occurring in the insurance and financial services industries which affect the decisions related to investing resources in information technology. We believe that these changes have contributed to the delays we have experienced in penetration of the insurance industry and the resulting decline in our revenues. We expect that additional time will be required to implement our strategy of focusing on the insurance industry, and that our results of operations and financial condition could continue to be adversely affected.

We are addressing the challenges posed by the market environment by focusing our marketing and selling efforts and by further reducing the expenses of our operation.

E.

Off-Balance Sheet Arrangements

We had no off-balance sheet concentration of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangement as of December 31, 2003.

F.

Contractual Obligations

The following table sets forth information on our short-term and long-term contractual obligations as at December 31, 2003 (in thousands of dollars):

Total

Up to 1 year

1 to 3 years

3 to 5 years

Over 5 years

Redeemable shares of a

subsidiary

$11,505

$

--

$11,505

$

--

$

--

Convertible debentures

16,672

--

4,168

8,336

4,168

Short-term bank credit

2,740

2,740

--

--

--

Short-term bank loans

6,650

6,650

--

--

--

Long-term bank loans

7,123

--

7,123

--

--

Capital leasing

117

117

--

--

Operational leasing

11,403

2,530

4,276

4,597

--

Total

$56,210

$11,920

$27,189

$12,933

$4,168

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Officers of Registrant

The following table sets forth certain information regarding the current executive officers and directors of the Company.

Name

Age

Position

Ron Zuckerman (1)

47

Chairman of the Board of Directors

Yitzhak Sharir

53

President, Chief Executive Officer and Director

Yuval Hadari

63

Executive Vice President and Chief Financial Officer

David Ofek

52

Executive Vice President, Business Development & Marketing

Yeoshua Agassi (2)

55

Director

Yocheved Dvir (2)

51

Director

Dan Goldstein

49

Director

Gad Goldstein (1)

45

Director

Rammy Ringel (1) (2)

45

Director

Naamit Salomon

40

Director

Intertrust (Curaçao) N.V. (2) (3)

Director

(1)

Member of Compensation Committee

(2)

Member of Audit Committee

(3)

Intertrust (Curaçao) N.V. is a corporate body organized under the laws of the Netherlands Antilles. The Articles of Incorporation of the Company provide that a corporate body may be a member of the Board of Directors.

Ron Zuckerman has served as a director of the Company since May 1991 and assumed the position of Chairman of the Board of Directors on January 1, 1998.  He served as Chief Executive Officer of the Company from January 1995 until March 31, 2000. Mr. Zuckerman served as Chief Operating Officer of the Company from its incorporation until April 1994.

Yitzhak Sharir joined the Company as Chief Executive Officer in November 2000. Prior to joining the Company, Mr. Sharir served as General Manager of Nilit Industries from 1994 through 2000.  Prior to joining Nilit, Mr. Sharir served as President & CEO of Orlite Industries from 1990 through 1994. Mr. Sharir also served as Executive V.P. and General Manager of Oshap Technologies (1985-1989), V.P. Technology of Urdan Industries (1983-1985), and manager of engineering teams at Israel Aircraft Industries and Israel’s Nuclear Research Center.

Yuval Hadari joined the Company as Chief Financial Officer in March 2001. Prior to joining the Company, Mr. Hadari served as V.P. Finance and Chief Financial Officer of Nilit Ltd. from 1996 to February 2001 and Chief Financial Officer of Scitex Europe S.A. from 1991 through 1995.

David Ofek joined the Company as Executive Vice President, Business Development & Marketing in October 2002. Prior to joining the Company, he served as the Chief Executive Officer of Objet Geometries Ltd., an affiliate of Scitex Corporation Ltd., for two years. Before Objet Geometries, Mr. Ofek was employed by other companies in the Scitex Corporation group for 15 years. His positions included President & CEO of Scitex Europe S.A.

Dan Goldstein has served as a director of the Company since 2001. In 1982, Mr. Goldstein founded the first company in the Formula Group. Since then he has been CEO and Chairman of the Group and serves as a director in other companies in the Group.

Gad Goldstein has served as a director of the Company since 2002. Mr. Goldstein has been President of Formula Systems (1985) Ltd. since 1995 and a director of Formula since 1985. Between 1985 and 1995, Mr. Goldstein was Vice President of Formula. In addition, Mr. Goldstein is Chairman of the Board of Crystal Systems Solutions Ltd., a Formula Group company, and serves as a director of other companies in the Group.

Naamit Salomon has served as a director of the Company since September 2003. She has been Vice President, Finance of Formula since August 1997.  Ms. Salomon also serves as a director of Magic Software Enterprises, a Formula Group Company. From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group.

Yeoshua Agassi has served as a director of the Company since September 2003. From 2001 to 2003, Mr. Agassi was President and Chief Executive Officer of Scitex Corporation Ltd. from 2001 to 2003. In parallel, Mr. Agassi served as Executive Vice President of Clal Industries and Investments Ltd. Prior to that, Mr. Agassi served as General Manager of Leumicard Ltd. From 1993 to 1998 Mr. Agassi served as General Manager for the Israel Direct Insurance Company (IDI) which he co-founded. Mr. Agassi served as Vice President at the Hamagen Insurance Company from 1987 to 1993 and Vice President at the Phoenix Assurance Company from 1983 to 1987.

Yocheved (Yochi) Dvir has served as a director of the Company since September 2003. Ms. Dvir has been an independent strategic consultant to various projects since August 2002. Prior to then she was a Senior Vice President of the Migdal Group, one of Israel’s foremost insurance groups, since 1992. She joined the Migdal Group in 1981 and held a number of senior financial and management positions, including Head of the Economics Department from 1986 to 1988, Head of the Corporate Office from 1989 to 1992, Head of the General Insurance Division and Corporate Office from 1993 to 1997, Head of the Finance Division (chief financial officer) from 1997 to November 1999 and Head of the group’s Strategic Development Division and Marketing Array and a Risk Manager from November 1999 to July 2000. Ms. Dvir serves on the boards of directors of a number of Israeli companies including Menorah Insurance Company Ltd. and Elite Industries Ltd.

Rammy Ringel has served as a director of the Company since September 2003. Mr. Ringel is a Managing Director of Trigger Consulting Ltd. (“Trigger”), a management consulting firm specializing in business strategy, business development and mergers and acquisitions in international markets. Mr. Ringel co-founded Trigger in 1995. From 1987 to 1995, he worked as a consultant and then partner at Shaldor Ltd., an Israeli strategic management consulting firm. From 1984 to 1986, Mr. Ringel was employed as a software engineer by Israeli Aircraft Industries.

Intertrust (Curaçao) N.V. is a corporate body organized and existing under the laws of the Netherlands Antilles.  It has provided the Company with corporate-related services since April 1990, including but not limited to serving as the Company’s transfer agent and register, maintaining the corporate-related records of the Company, and filing various corporate documents with the governmental authorities in the Netherlands Antilles.

All directors of the Company are appointed by the General Meeting of Shareholders and hold office until suspended or dismissed by the General Meeting of Shareholders.  Executive officers are appointed by the Board of Directors of the Company and serve at the discretion of the Board of Directors.

By virtue of their deemed beneficial ownership of Common Shares, directors Dan Goldstein and Gad Goldstein may be deemed to beneficially own over 50% of the outstanding Common Shares and will be in a position to control the election of the Company’s directors and thus the direction and future operations of the Company.

Directors Dan Goldstein and Gad Goldstein are brothers. Apart from that relationship, there are no family relationships among the executive officers or directors of the Company.  The Company has no current intent or plan to change its compensation arrangements with respect to directors for serving as directors.

B.

Compensation of Directors and Officers

The aggregate amount of compensation paid by the Company during the fiscal year ended December 31, 2003, to all directors and executive officers as a group for services in all capacities was $1,461,305. This amount does not include amounts expended by the Company for automobiles made available to its officers or expenses (including business travel and professional and business association dues) reimbursed to such officers. The aggregate amount set aside or accrued by the Company during its fiscal year ended December 31, 2003, to provide pension, retirement severance and similar benefits for directors and executive officers of the Company was $221,910. The foregoing amounts also exclude stock option grants to the Company’s directors and officers pursuant to the Company’s 1992 Stock Option and Incentive Plan and 2003 Share Option Plan, which are described below.

The Company has employment agreements with its officers.  The Company, in the ordinary course of its business, enters into confidentiality agreements with its personnel and has entered into non-competition and confidentiality agreements with its officers and high-level technical personnel.  The Company does not maintain key person life insurance on any of its executive officers.

Board Fees and Expenses

The Company reimburses all Board members for reasonable out-of-pocket expenses incurred in connection with their attendance at Board or committee meetings.

The Company grants to each of its independent directors options to purchase 4,000 shares of the Company’s Common Shares annually. The options are granted at an exercise price equal to the fair market value of the Company’s Common Shares on the date of grant. The term of the options is 10 years and the options become exercisable in four equal, annual installments, beginning with the first anniversary of the grant date.

Stock Option and Incentive Plan

In 1992, our Board of Directors and shareholders approved the 1992 Stock Option and Incentive Plan (the “1992 Stock Plan”) pursuant to which our officers, directors and employees are eligible to receive awards of stock options and restricted stock. In February 2003, the Board of Directors authorized the extension of the 1992 Stock Plan until April 2012 and our shareholders approved that extension. In 2003, our Board of Directors and shareholders approved the 2003 Share Option Plan (the “2003 Option Plan”), pursuant to which our officers, directors, employees, consultants and contractors are eligible to receive awards of stock options. In the following description, the 1992 Stock Plan and 2003 Option Plan will be referred to together as the “Incentive Plans” and may be referred to individually as an “Incentive Plan.”

Options granted under the 1992 Stock Plan may be “incentive stock options” (“ISOs”), within the meaning of section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or non-qualified stock options (“non-Qualified Stock Options”).  Restricted stock may be granted in addition to or in lieu of any other award granted under the 1992 Stock Plan. Option grants under the 2003 Option Plan are intended to comply with, and benefit from, applicable tax laws and regulations in Israel.

Each of the Incentive Plans is administered by a committee (the “Committee”) established by the Company’s Board of Directors.  Subject to the provisions of each Incentive Plan, the Committee determines the type of award, when and to whom awards will be granted and the number of shares covered by each award.  The Committee also determines the terms, provisions, and kind of consideration payable (if any), with respect to awards.   The Committee has discretionary authority to interpret the Incentive Plans and to adopt rules and regulations related thereto.  In determining the persons to whom awards shall be granted and the number of shares covered by each award, the Committee takes into account the contribution to the management, growth and/or profitability of the business of the Company by the respective persons and such factors as the Committee shall deem relevant, including the length of emplo yment of the respective persons, the nature of their responsibilities to the Company, and their flexibility with regard to location of their employment and other employment-related factors.

An option may be granted on such terms and conditions as the Committee may approve, and generally may be exercised for a period of up to 10 years from the date of grant.  Options granted under the Incentive Plans become exercisable in four equal, annual installments, beginning with the first anniversary of the date of the grant, or pursuant to such other schedule as the Committee may provide in the option agreement.  The exercise price of such options generally will be not less than 100% of the fair market value per share of the Common Shares at the date of the grant.  In the case of ISOs, certain limitations will apply with respect to the aggregate value of option shares which can become exercisable for the first time during any one calendar year, and certain additional limitations will apply to “Ten Percent Stockholders” (as defined in the 1992 Stock Plan).  The Committee may provide for the payment of the option price in cash , by delivery of other Common Shares having a fair market value equal to such option exercise price, by a combination thereof or by any method in accordance with the terms of the option agreements.  The Incentive Plans contain special rules governing the time of exercise of options in the case of death, disability, or other termination of employment.  Options are not transferable except by will or pursuant to applicable laws of descent and distribution upon death of the employee.

The 1992 Stock Plan also provides for the granting of restricted stock awards, which are awards of Common Shares that may not be disposed of, except by will or the laws of descent and distribution, for such period as the Committee determines (the “restricted period”). The Committee may also impose such other conditions and restrictions on the shares as it deems appropriate, including the satisfaction of performance criteria.  The Committee may provide that such restrictions will lapse with respect to specified percentages of the awarded shares on successive anniversaries of the date of the award.  During the restricted period, the grantee is entitled to receive dividends with respect to, and to vote the shares awarded to him or her.  If, during the restricted period, the grantee’s continuous employment with the Company terminates for any reason, any shares remaining subject to restrictions will be forfeited.  The Committee has the authority to cancel any or all outstanding restrictions prior to the end of the restricted period, including cancellation of restrictions in connection with certain types of termination of employment.

As of December 31, 2003, we had 202,141 Common Shares available for issuance of awards under the Incentive Plans. As of December 31, 2003, options to purchase 1,558,495 Common Shares (394,000 of which were held by officers and directors) were outstanding with exercise and vesting dates beginning in June 1993 and expiring at various dates through December 2013.  As of that date, there were 22,280 shares of restricted stock that the Company had granted to employees and other eligible grantee (350 of which were held by current and former officers and directors).  As of December 31, 1997, all of the restricted shares had vested under the restricted stock awards.  Restricted stock awards vested at various dates beginning in June 1993.

C.

Board Practices

Members of the Company’s Board of Directors are elected by a vote at the annual general meeting of shareholders and serve for a term of one year. Directors may serve multiple terms and are elected by a majority of the votes cast at the meeting. The Chief Executive Officer serves until his removal by the Board of Directors or resignation from office. Non-employee directors do not have agreements with the Company for benefits upon termination of their service as directors.

Audit Committee

The Audit Committee of the Board of Directors is comprised of three external directors, nominated by the Board of Directors. Until September 2003, former directors Robert Libutti and Michel Berty along with Intertrust (Curaçao)

N.V. served as members of the Audit Committee. Following the Annual General Meeting of Shareholders in September 2003, the Board of Directors nominated Yeoshua Agassi, Yocheved Dvir and Rammy Ringel to be the members of the Committee. The Board of Directors has determined that Ms. Dvir meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K. The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing financial information, internal controls and the audit process. In addition, the Committee is responsible for oversight of the work of our independent auditors. The Committee is governed by a Charter and meets at regularly scheduled quarterly meetings.

Compensation Committee

The Compensation Committee of the Board of Directors is comprised of three external directors, nominated by the Board of Directors. Until September 2003, Ron Zuckerman and former directors Kenneth Bialkin and Michel Berty served as members of the Compensation Committee. Following the Annual General Meeting of Shareholders in September 2003, the Board of Directors nominated Mr. Zuckerman, Gad Goldstein and Rammy Ringel to be the members of the Committee. The primary function of the Compensation Committee is to manage the Company’s Stock Option Plan and review and approve all matters relating to the compensation of the Company’s officers and directors. The Committee is governed by a Charter and meets at regularly scheduled quarterly meetings.

D.

Employees

Competition for personnel in the Company’s industry is intense.  The Company believes that its future success will depend in part on its continued ability to hire and retain qualified personnel.  There can be no assurance that the Company will be successful in attracting and retaining sufficient numbers of qualified personnel to conduct its business in the future.

As of December 31, 2003, we had a total of 464 employees, a 14.2% decrease from the end of 2002. There were 65 employees in research and development, 268 in consulting, delivery and technical support and 99 in SG&A.

As of December 31, 2002, we had a total of 541 employeevs, a 13.0% decrease from the end of 2001. There were 94 employees in research and development, 329 in consulting, delivery and technical support; and 118 in SG&A.

As of December 31, 2001, we had a total of 622 employees, including 83 in research and development, 414 in consulting, delivery and technical support and 125 in SG&A.

E.

Share Ownership

Shares Beneficially Owned

Number

Percent(1)

Dan Goldstein (2)

6,897,313

53.3

Gad Goldstein (2)

6,897,313

53.3

Ron Zuckerman (3)

641,800

5.2

Yitzhak Sharir (4)

360,000

3.1

All directors and executive officers

as a group (11 persons) (5)

7,954,613

60.1

(1)

Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them.  The percentages shown are based on 11,743,935 Common Shares issued and outstanding as of May 15, 2004 plus such number of Common Shares as the indicated person or group had the right to receive upon the exercise of options which are exercisable within 60 days of May 15, 2004.

(2)

Includes (i) 5,692,494 Common Shares and (ii) an option to purchase 1,204,819 Common Shares at an exercise price of $4.15 per share. Dan Goldstein, an officer and a director of Formula, and Gad Goldstein, President and director of Formula, each disclaim beneficial ownership of these shares. See Item 7, “Major Shareholders.”

(3)

Includes (i) 97,700 Common Shares held by Lako Enterprises S.A., a corporation (“Lako”) as to which Mr. Zuckerman disclaims beneficial ownership (see below); (ii) 340,800 Common Shares held by Meister Software N.V. (“Meister”), a Netherlands Antilles corporation, which shares may be deemed to be beneficially owned by Mr. Zuckerman (see below); (iii) 24,000 Common Shares held of record by Mr. Zuckerman; and (iv) options to purchase 179,300 Common Shares held by Lako to which Mr. Zuckerman disclaims beneficial ownership. The options have exercise prices ranging from $0.005 to $32.50 per share.

A trust (the Bornali Foundation) for the benefit of the estate of Mr. Zuckerman owns all the outstanding voting shares of Lako.  Mr. Zuckerman disclaims beneficial ownership of the Common Shares held by Lako.

Lako owns 97,600 Common Shares of the Company and 50% of the voting shares of Century Holdings, Inc., a Panamanian corporation (“Century). Century owns approximately 31.9% of the voting stock of Meister. By virtue of Lako’s ownership of Century, Mr. Zuckerman may be deemed to have ownership of Century and thus may be deemed to beneficially own all of the Common Shares held by Meister.

(4)

Includes 300,000 Common Shares owned by Red Coral Holdings, Ltd. (“Red Coral”), a company owned by Mr. Sharir. These shares are currently being held in escrow by the General Counsel of Sapiens pursuant to a share purchase agreement between Red Coral and Sapiens. In addition, includes 15,000 Common Shares owned and held by Red Coral. Mr. Sharir disclaims beneficial ownership of the foregoing 315,000 Common Shares. In addition, includes options to purchase 45,000 Common Shares at an exercise price of $5.70 per share.

 (5)

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

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth, as of May 15, 2004, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person known by the Company to own beneficially more than 5% of the outstanding Common Shares, based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

Shares Beneficially Owned

Name and Address

Number

Percent (1)

Formula Systems (1985) Ltd. (“Formula”)(2)

6,897,313

53.3

3 Hagalim Boulevard

Herzlia 46725, Israel

Yarnfield International Limited (“Yarnfield”)

1,204,819

10.3

c/o Rothschild Corporate Fiduciary

Services Limited

St. Peter’s House, Le Bordage

St. Peter’s Port, Guernsey, Channel Islands

F.I.D. Holdings Ltd. (“FID”)(3)

Rubinstein House, Floor 29

37 Petach Tikva Road

Tel Aviv 67137

1,100,000

9.1

(1)

The percentages shown are based on 11,743,935 Common Shares issued and outstanding as of May 15, 2004 plus such number of Common Shares as the indicated person or group had the right to receive upon the exercise of options which are exercisable within 60 days of May 15, 2004.

(2)

Includes (i) 5,692,494 Common Shares and (ii) an option to purchase 1,204,819 Common Shares at an exercise price of $4.15 per share. Dan Goldstein is Chairman of the Board and Chief Executive Officer of Formula and owns 20.0% of the outstanding shares of Formula. Gad Goldstein is a director and President of Formula and owns 3.3% of the outstanding shares of Formula. Messrs. Dan and Gad Goldstein are brothers. Based on the foregoing, Dan Goldstein and Gad Goldstein each may be deemed to share with Formula the power to vote and dispose of our Common Shares beneficially owned by Formula. Each of Dan Goldstein and Gad Goldstein disclaims beneficial ownership of the Common Shares beneficially owned by Formula.

(3)

Includes (i) 750,000 Common Shares and (ii) warrants to purchase 350,000 Common Shares.

Significant changes in holdings of major shareholders

1.

Formula

In consideration of Formula’s investment in the Company in 2001, the Company issued Formula 6,666 Series F Preferred Shares. As a result of Formula’s conversion of these preferred shares to Common Shares in December 2002 and Formula’s exercise of an option to purchase additional Common Shares, Formula became the beneficial holder of approximately 49.2% of the Company’s share capital at that time. Formula has increased its beneficial shareholding in the Company to approximately 53.3% through market purchases of additional Common Shares.

2.

Yarnfield

In consideration of Yarnfield’s investment in the Company in 2001, the Company issued Yarnfield 3,333 Series F Preferred Shares. As a result of Yarnfield’s conversion of these preferred shares to Common Shares in December 2002, it became the holder of approximately 11.0% of the then outstanding Common Shares.

3.

FID

As a result of the Agreement entered into as of March 16, 2004 by the Company, FID and Israel Discount Bank Ltd., FID became the beneficial holder of approximately 9.1% of the Company’s share capital.  (For further details about the transaction with FID, see Item 10, “Additional Information – Material Contracts.”)

The major shareholders disclosed above do not have different voting rights.

As of December 31, 2003, there were 175 holders of record of the Company’s Common Shares, including 119 holders of record with addresses in the United States. Based on Formula’s beneficial holding of over 50% of the outstanding Common Shares of the Company, Formula may be considered to control the Company.

B.

Related Party Transactions

In October 2002, Formula and Yarnfield (the “Investors”) made an offer to the Company (the “Offer”) under which (a) the Investors would convert all their outstanding Preferred F Shares into Common Shares at a reduced conversion price of $4.15, (b) Formula would invest an additional $10 million in Common Shares by exercising an existing option to purchase Common Shares at a reduced exercise price of $4.15 per Common Share and (c) Yarnfield would assign to Formula an option Yarnfield held to purchase Common Shares and such option (the “Formula Option”) would be exercisable at the reduced exercise price of $4.15 per Common Share. The Offer was approved by the shareholders at a Special Meeting held on November 21, 2002 and the transactions contemplated by the Offer closed in December  2002. As a result of these transactions, Formula became the holder of approximately 43.9% of the outstanding Common Shares of the Company and Yar nfield became the holder of approximately 11.0% of the outstanding Common Shares. By its terms, the Formula Option was to have expired on December 25, 2003. The Company and Formula agreed to extend the validity of the Formula Option until June 30, 2004. A copy of the letter agreement extending the Formula Option is being filed as an Exhibit to this annual report.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

The Company is subject to certain legal proceedings and claims that arise in the conduct of its business.  In the opinion of management, the amount of liability, if any, as a result of these claims and proceedings is not likely to have a material effect on the financial condition or results of operations of the Company.

In 2000, the Company filed a lawsuit against GIE AGF Systems D’Information (hereinafter - “AGF SI”), a customer, regarding an unpaid balance related to a year two thousand project performed during 1998 and 1999. On February 14, 2001 the French court ruled that Sapiens be permitted to retain an amount of approximately $3 million which AGF had paid it. Following the French court ruling, AGF SI filed an appeal to the Court of Appeals of Paris. On January 26, 2002, the Company filed a counter pleading in reply rejecting the claims presented by AGF SI and claiming an additional amount of approximately $3.5 million in respect with the contract signed between the parties. On November 6, 2003, the Court of Appeals rejected the appeals of both parties and confirmed the lower court’s judgment. No appeal from the judgment of the Court of Appeals was filed and therefore in March 2004, the court notified the parties that the judgment became final.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The Company’s Common Shares are quoted on Nasdaq and on the Tel Aviv Stock Exchange (the “TASE”) under the symbol “SPNS”.

The table below sets forth the high and low market prices for our Common Shares on Nasdaq on an annual basis for the years 1999 through 2003 and on a quarterly basis for the years 2002 and 2003 and the first quarter of 2004. On June 16, 2003, the Company carried out the Reverse Stock Split (see note under Item 3 (A) “Selected Consolidated Financial Data”). All share prices have been adjusted to reflect the Reverse Stock Split by multiplying historical prices by five.

HIGH

LOW

1999 (Annual)

86.25

39.40

2000 (Annual)

109.40

3.60

2001 (Annual)

8.30

2.80

2002 (Annual)

6.85

3.00

2003 (Annual)

6.01

3.30

2002

First Quarter

6.85

4.65

Second Quarter

6.30

4.30

Third Quarter

5.75

3.85

Fourth Quarter

5.10

3.00

2003

First Quarter

4.25

3.55

Second Quarter

4.75

3.50

Third Quarter

4.64

3.30

Fourth Quarter

6.01

3.76

2004

First Quarter

5.25

3.21

The table below sets forth the high and low market prices for our Common Shares on Nasdaq during the most recent six-month period:

HIGH

LOW

December 2003

5.90

3.76

January 2004

5.25

3.75

February 2004

4.74

3.64

March 2004

4.00

3.44

April 2004

3.77

3.21

May 2004

3.40

2.57

Our Common Shares began trading on the TASE effective March 6, 2003. Under current Israeli law, the Company will satisfy its reporting obligations in Israel by furnishing to the applicable Israeli regulators only those reports the Company is required to file in the United States. The table below sets forth the high and low market prices for our Common Shares on TASE on an annual basis for the year 2003 and on a quarterly basis for the years 2002 and 2003 and the first quarter of 2004. The translation into US dollars for the following two tables is based on the daily representative rate of exchange published by the Bank of Israel then in effect.

HIGH

LOW

2003 (Annual from March 6)

6.01

3.56

2003

Second Quarter

4.99

4.33

Third Quarter

5.06

3.58

Fourth Quarter

6.01

3.56

2004

First Quarter

5.29

3.62

The table below sets forth the high and low market prices for our Common Shares on TASE during the most recent six-month period:

HIGH

LOW

December 2003

6.01

3.98

January 2004

5.29

4.23

February 2004

4.85

3.75

March 2004

3.82

3.62

April 2004

3.64

3.54

May 2004

3.64

2.77

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association (the “Articles”)

1.

Registration and Purposes. The Company is organized and existing under the laws of the Netherlands Antilles. Its registered number is 53368.

The objects and purposes of the Company, which are itemized in Article II of the Articles, may be summarized as follows:

•

to establish, participate in or have any other interest in business enterprises concerned with the development and commercial operation of software;

•

to finance directly or indirectly the activities of the Company, its subsidiaries and affiliates;

•

to borrow and to lend moneys;

•

to engage in the purchase and sale of securities, futures, real estate, business debts, commodities and intellectual property;

•

to undertake and promote research and development;

•

to guarantee, pledge, mortgage or otherwise encumber assets as security for the obligations of the Company or third parties; and

•

to do all that may be useful or necessary for the attainment of the above purposes.

2.

Board of Directors. A member of the Board of Directors may vote on a proposal or transaction in which he/she has a material interest if a majority of the disinterested directors authorize the proposal or transaction and the material facts as to the director’s self-interest are disclosed to the Board of Directors. Members of the Board of Directors do not have power, in the absence of an independent quorum, to vote compensation to themselves. All matters related to compensation are within the authority of the Compensation Committee, which is comprised of independent directors.

The Articles do not grant borrowing powers to directors; nor do they require directors to resign at a certain age or to purchase a certain number of shares of the Company’s common stock.

3.

Rights and Preferences. The Company has only one class of shares of common stock, the Common Shares, currently outstanding. All previous issuances of preferred shares have been converted into Common Shares. The rights and preferences of the holders of Common Shares are summarized below. The Articles authorize a class of undefined preferred shares (the “Blank Preferred Shares”). There are no rights associated with the Blank Preferred Shares and none have been issued.

(a)

Common Shares

Holders of the Common Shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of the Common Shares do not have cumulative voting rights in the election of directors. All Common Shares are equal to each other with respect to liquidation and dividend rights. Holders of the Common Shares are entitled to receive dividends, subject to shareholder approval, out of funds legally available under Netherlands Antilles law. See “Dividend Policy.” In the event of the liquidation of the Company, all assets available for distribution to the holders of the Common Shares are distributable among them according to their respective holdings, subject to the preferences of any shares having a preference upon liquidation that may be then outstanding. Holders of the Common Shares have no preemptive rights to purchase any additional, unissued Common Shares. The fo regoing summary of the Common Shares does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Articles.

(b)

Dividend Policy

The Company has never declared or paid any cash dividends on its Common Shares and does not anticipate paying cash dividends in the foreseeable future. It is the present intention of the Company’s Board of Directors to retain all earnings in the Company in order to support the future growth of its business. Any determination in the future to pay dividends will be dependent upon the Company’s consolidated results of operations, financial condition, cash requirements, future prospects and other factors. In addition, the ability of the Company to pay dividends is subject to the limitations of the Corporate Law of the Netherlands Antilles, which provides, among other things, that dividends, while permitted to be paid periodically during a fiscal year, are subject to being proposed by the Board of Directors of the Company and approved thereafter at the General Meeting of Shareholders.

(c)

The Blank Preferred Shares

There are no preferences or any rights whatsoever associated with the Blank Preferred Shares. These shares are unissued and are not owned by any of the current shareholders of the Company. Any issuance of these preferred shares is solely within the discretion of the Company’s Board of Directors. The Company has undertaken toward the TASE that so long as shares of its Common Stock are listed for trading on the TASE the Company shall not issue or grant any shares of a different class of shares than those that are listed for trading on the TASE. This undertaking does not apply to Preferred Shares as defined in Section 46B(b) of the Israel Securities Law, on the condition that such Preferred Shares are issued in accordance with the conditions set forth in Section 46A(1) therein.

4.

Changing the Rights of the Shareholders. The general meeting of shareholders decides upon any change in the Articles. A resolution to amend the Articles requires the approval of the absolute majority of all shares outstanding and entitled to vote.

5.

General Meetings. At least one general meeting of shareholders must be held each year within nine months of the close of our financial year, which is the calendar year. General meetings must be held in Curaçao. Special general meetings of shareholders may be called at any time by the Chairman of the Board or by the Board of Directors upon no less than 10 nor more than 60 days written notice to the Company’s shareholders. Every shareholder has the right to attend any meeting of shareholders in person or by proxy and to address the meeting. No action may be taken at any meeting of shareholders unless a quorum consisting of holders of at least one-half of the shares outstanding and entitled to vote are present at the meeting in person or by proxy.

6.

Limitations to Own Securities. The Articles contain no limits on the right to own securities.

7.

Change of Control. The Articles contain no provisions that would prevent or delay a change of control of our Company.

8.

Disclosure of Ownership. By-laws do not exist under Netherlands Antilles law. The articles contain no provisions requiring a shareholder to disclose his or her interest at a certain time; however holders of our shares are subject to the reporting provisions of the Securities and Exchange Commission.

C.

Material Contracts

1.

Convertible Debentures and Trust Deed

On December 11, 2003, we completed an offering of securities in Israel, resulting in gross proceeds of approximately $17.1 million. We sold 100,000 units of securities, each unit consisting of 800 Debentures (Series A), two Options (Series A) exercisable into Debentures (Series A) and six Warrants (Series 1) exercisable into common shares of Sapiens.

The Debentures are linked to the US dollar and bear annual interest at the rate of 6.0%, payable on the 5th of June and the 5th of December each year commencing on June 5, 2004 and ending on December 5, 2009. Principal is payable in four installments on the 5th of December of the years 2006-2009. During the period beginning 45 days after the registration of the Debentures (Series A) for trading on TASE and ending November 21, 2009, the Debentures (Series A) are convertible in common shares at a conversion rate of one common share per each NIS 27 (currently approximately $5.90) amount of the Debentures. The conversion rate is subject to certain adjustments. The Debentures (Series A) are unsecured.

Options (Series A) which were exercised by non-affiliates of the Company before their expiry date resulted in additional gross proceeds of approximately $1.6 million to the Company in the first quarter of 2004.

Each Warrant (Series 1) is exercisable into one Common Share of the Company until November 21, 2007 for an exercise price of approximately $6.14.

In accordance with chapter E1 of the Israel Securities Law, we offered the Debentures after nominating a trustee for the Debenture holders. The trustee is Investec Trust Company (Israel) Ltd. and the date of the Trust Deed is December 2, 2003. The Trust Deed includes, among other things, the duties of the trustee, the circumstances in which the trustee can demand immediate repayment of the outstanding Debentures, the circumstances in which the trustee or the Company can call meetings of Debenture holders and the procedures for such meetings. A translation of the Trust Deed, which includes the form of the Debenture, is being filed as an Exhibit to this annual report.

2.

Agreement with FID and Israel Discount Bank Ltd.

In April 2000, FID and Israel Discount Bank Ltd. (the “Investors”) invested $15 million in eZoneXchange.com, Inc. (“eZone”), a subsidiary of the Company. The private placement to the Investors was accompanied by a Put/Call Agreement, according to which the Investors were granted the right to require us to repurchase their shares in the subsidiary beginning May 2004 in exchange for both cash and our Common Shares. In February 2001, management decided to discontinue the operations of eZone. During the same period, we agreed to a partial exercise of Investors’ put option, resulting in a payment to them of $4.5 million.

On March 16, 2004, we entered into a new Agreement with the Investors which replaced the Put/Call Agreement and which restructured the remaining portion of the put option by extending the time we have for fulfilling the terms of the put option. We agreed to issue the Investors, in a private placement, 750,000 Common Shares and warrants to purchase 350,000 additional common shares that are exercisable through December 31, 2007. In addition, we agreed to pay the Investors in two annual installments a total of $8.6 million plus interest at 7.5% a year by May 1, 2005. The first installment of $4.6 million was paid as required at the beginning of May 2004.

A copy of the agreement with the Investors is being filed as an Exhibit to this annual report.

D.

Exchange Controls

Although there are Netherlands Antilles laws which may impose foreign exchange controls on the Company and may affect the payment of dividends, interest, or other payments to non-resident holders of the Company’s securities, including the Common Shares, the Company has been granted an exemption from such foreign exchange control regulations by the Central Bank of the Netherlands Antilles.  Other jurisdictions in which the Company conducts operations may have various currency or exchange controls.  In addition, the Company is subject to the risk of changes in political conditions or economic policies which could result in new or additional currency or exchange controls or other restrictions being imposed on the operations of the Company.  As to the Company’s securities, Netherlands Antilles law and the Articles impose no limitations on the right of non-resident or foreign owners to hold or vote such securities.

E.

Taxation

See “Results of Operations – Taxes on Income” under Item 5 for disclosure regarding payments made to the Israeli Tax Authorities.

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

United States Federal Income Taxation

The following discussion addresses the U.S. Federal income taxation of a U.S. person (e.g., a U.S. citizen or resident, a U.S. corporation, and an estate or trust subject to U.S. tax on all of its income regardless of source) (a “U.S. Investor”) making an investment in the Common Shares.  Persons other than U.S. Investors may be subject to tax rules that differ significantly from those summarized below.  Such persons are advised to consult their tax advisors regarding the tax considerations incident to an investment in the Common Shares.

A U.S. Investor receiving a distribution on the Common Shares will be required to include such distribution in gross income as a taxable dividend to the extent such distribution is paid from earnings and profits of  the Company as determined under U.S. Federal income tax purposes, as a non-taxable return of capital to the extent of the U.S. Investor’s basis in the Common Shares and then as gain from the sale or exchange of a capital asset, provided that the Common Shares constitute capital assets in the hands of the U.S. Investor.  Dividends received on the Common Shares will not be eligible for the corporate dividends received deduction.

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

United States Backup Withholding and Information Reporting

The receipt of dividends on the Common Shares by a holder of the Common Shares (a) made by mail or wire transfer to an address in the United States, (b) made by a paying agent, broker or other intermediary in the United States or (c) made by a U.S. broker or a “United States-related” broker to such holder outside the United States may be subject to U.S. information reporting requirements.  Holders of Common Shares who are not U.S. persons (“non-U.S. holders”) generally would be exempt from these reporting requirements, but may be required to comply with certification and identification procedures in order to prove their exemption.  Treasury regulations currently in effect do not require backup withholding with respect to dividends paid by a foreign corporation such as the Company. The U.S. Treasury Department is considering, however, whether to extend the backup withholding rules to dividends from certain foreign corporations.

The payment of the proceeds of the disposition of Common Shares by a holder to or through the U.S. office of a broker generally will be subject to information reporting and backup withholding at a rate of 20% unless the holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption.  The payment of the proceeds of the disposition by a holder of Common Shares to or through a non-U.S. office of a broker will generally not be subject to backup withholding and information reporting. Information reporting (but not “backup” withholding) may apply, however, to such a holder who sells beneficial interest in Common Shares through a non-U.S. branch of a U.S. broker, or through a non-U.S. office of a “United States-related” broker, in either case unless the holder established an exemption or the broker has documentary evidence in its files of the holder’s status as a non-U.S. holder ..  For purposes of these rules, a “United States-related” broker is a broker or other intermediary that is a controlled foreign corporation for U.S. Federal income tax purposes or that is a person for which 50% or more of the gross income from all sources, over a specified three-year period, is effectively connected with a U.S. trade or business.

Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded (or credited against the holder’s U. S. Federal income tax liability, if any) provided that the required information is furnished to the U.S. Internal Revenue Service.

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

Not applicable.

H.

Documents on Display

We are currently subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended that are applicable to foreign private issuers. Our SEC filings are filed electronically on the EDGAR reporting system and may be obtained through that medium. In addition, our SEC filings are available for inspection and copying at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549, and the Commission’s regional office at the Woolworth Building, 233 Broadway, New York, New York 10279. Copies of all or any part of the registration statement may be obtained from these offices after payment of fees prescribed by the Commission. Please call the Commission at 1-800-SEC-0300 for further information on the public reference rooms.

You may inspect reports and other information concerning Sapiens at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

Information about Sapiens is also available on its website at http://www.sapiens.com.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. Because we are a foreign private issuer, we, our directors and our officers are also exempt from the short-swing profit recovery and disclosure regime of section 16 of the Exchange Act.

I.

Subsidiary Information

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in exchange rates, interest rates or weak economic conditions in the markets in which we sell our products and services.  We have been and we are actively monitoring these potential exposures.  To manage the volatility relating to these exposures, we may enter into various forward contracts or other hedging instruments.  Our objective is to reduce, where it is deemed appropriate to do so, fluctuations in earnings and cash flows associated with changes in foreign currency rates and interest rates.

Foreign Currency Risk. We conduct our business in various foreign currencies, primarily those of Europe and to a lesser extent of Japan, Israel and Canada.  We monitor our foreign currency exposure and, from time to time, may enter into currency forward contracts or put/call currency options to hedge balance sheet exposure. We will use such contracts to hedge exposure to changes in foreign currency exchange rates associated with balance sheet balances denominated in a foreign currency and anticipated costs to be incurred in a foreign currency.

Interest Rate Risk. Our interest expenses are most sensitive to changes in the London Interbank Offered Rate (LIBOR) as our short-term borrowings and cash balances, including the proceeds from the offering of the Debentures, bear a LIBOR-based interest rate.

As of December 31, 2003, we had approximately $9.4 million outstanding on our short-term credit agreements and approximately $7.2 million recorded as long-term loans and other liabilities.  The potential loss to Sapiens over one year that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates of all applicable financial assets and liabilities on December 31, 2003 would not exceed approximately $495,000.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.  The President and Chief Executive Officer of the Company and Executive Vice President and Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this annual report (the “Evaluation Date”). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s reports filed or submitted under the Exchange Act.

Changes in Internal Controls. Since the Evaluation Date, there have not been any significant changes in the Company’s internal controls or in other factors that could significantly affect such controls.

ITEM 16.

[RESERVED]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ms. Yocheved Dvir meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

ITEM 16B.

CODE OF ETHICS

We have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer and controller, as well as to our directors and other employees. The Code of Ethics is publicly available on our website at www.sapiens.com. Written copies are available upon request. If we make any substantive amendments to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of this code to our chief executive officer, principal financial officer or corporate controller, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Auditors

The following table sets forth, for each of the years indicated, the aggregate fees billed by our independent auditors for types of services indicated.

	Year ended December 31,
	2002	2003
	(in thousands)
Audit (1)	$ 234	$ 165
Tax (2)	103	103
Other (3)	94	30

Total	$ 431	$ 298

(1)

Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent auditors can reasonably provide.

(2)

Tax fees relate to tax compliance, planning and advice.

(3)

Other fees include services related to options and the listing of the Common Shares on TASE.

Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the approval of audit and non-audit services rendered by our independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. The policy generally requires the Audit Committee’s approval of the scope of the engagement of our independent auditor or on an individual basis. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2003, we did not engage in the purchasing of our own Common Shares.

PART III

ITEM 17.

FINANCIAL STATEMENTS

See Item 18.

ITEM 18.

FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes required by this item are contained on pages F-1 through F-41 hereof.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Auditors

F-2

Consolidated Balance Sheets

F-3 - F4

Consolidated Statements of Operations

F-5

Statements of Changes in Shareholders’ Equity

F-6 - F7

Consolidated Statements of Cash Flow

F-8 - F9

Notes to the Consolidated Financial Statements

F-10 - F41

ITEM 19.

EXHIBITS

1.1

Articles of Association of Sapiens International Corporation N.V., as amended – On File

2.(b)1

Trust Deed between Sapiens International Corporation N.V. and Investec Trust Company (Israel) Ltd., dated December 2, 2003.

4.(a)1

Amendment to Share Purchase Agreement by and between Sapiens International Corporation and Formula Systems (1985) Ltd. – On File

4.(a)2

Letter Agreement between Sapiens International Corporation N.V. and Formula Systems (1985) Ltd.

4.(a)3

Agreement among Sapiens International Corporation N.V., F.I.D. Holdings Ltd. and Israel Discount Bank Ltd., dated March 16, 2004

8.1

Subsidiaries

10.1

Consent of Kost Forer Gabbay & Kasierer, Independent Auditors

12.1

Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2

Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1

Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

- - - - - - - -

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

SAPIENS INTERNATIONAL CORPORATION N.V.

          We have audited the consolidated balance sheets of Sapiens International Corporation N.V. (“the Company”) and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2j to the consolidated financial statements, the Company adopted the provisions of Statement of Accounting Standard No. 141, “Business Combinations”, and Statement of Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, effective January 1, 2002.

/s/ KOST FORER GABBAY & KASIERER

Tel-Aviv, Israel February 9, 2004	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2002	2003

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$22,001	$31,775
Marketable securities and short-term deposits (Note 3)	1,652	1,039
Trade receivables (net of allowance for doubtful accounts of $4,001 and $529 as of December 31, 2002 and 2003, respectively) (Note 4)	10,405	9,133
Other receivables and prepaid expenses (Note 5)	5,842	5,647

Total current assets	39,900	47,594

PROPERTY AND EQUIPMENT, NET (Note 6)	3,426	3,060

OTHER ASSETS:
Capitalized software development costs, net of accumulated amortization of $21,072 and $24,881 as of December 31, 2002 and 2003, respectively (Note 8a)	8,170	11,282
Goodwill (Note 7)	8,621	8,621
Other, net (Note 8)	5,035	6,166

Total other assets	21,826	26,069

Total assets	$65,152	$76,723

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,

	2002	2003

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 10a)	$5,006	$9,390
Current maturities of long-term debt (Note 10c)	4,477	189
Trade payables	2,578	2,619
Deferred revenues	3,683	3,254
Other liabilities and accrued expenses (Note 9)	14,541	11,054

Total current liabilities	30,285	26,506

LONG-TERM LIABILITIES:
Convertible debt, warrants and options (Note 10b)	-	16,672
Other long-term liabilities (Note 10c)	7,787	8,111

	7,787	24,783

REDEEMABLE SHARES IN A SUBSIDIARY (Note 1c)	11,185	11,505

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS’ EQUITY (Note 14):
Share capital:
Preferred shares: Authorized - None and 1,000,000 of €2.30 par value at December 31, 2002 and 2003; Issued and outstanding - None at December 31, 2002 and 2003	-	-
Common shares: Authorized - 20,000,000 of €2.30 par value at December 31, 2002 and 2003; Issued - 11,028,909 and 11,035,729 at December 31, 2002 and 2003, respectively; Outstanding: 10,987,115 and 10,993,935 at December 31, 2002 and 2003, respectively	23,773	23,788
Additional paid-in capital	82,648	82,120
Deferred stock compensation	(21)	-
Treasury shares	(2,423)	(2,423)
Note receivable from a related party shareholder	(975)	(975)
Accumulated other comprehensive loss	(3,820)	(3,107)
Accumulated deficit	(83,287)	(85,474)

Total shareholders’ equity	15,895	13,929

Total liabilities and shareholders’ equity	$65,152	$76,723

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,

	2001	2002	2003

Revenues (Note 15b):
Products	$33,924	$42,008	$32,580
Consulting and other services	29,511	22,820	19,738

Total revenues	63,435	64,828	52,318

Cost of revenues:
Products	23,711	22,567	17,489
Consulting and other services	18,902	13,543	11,118

Total cost of revenues	42,613	36,110	28,607

Gross profit	20,822	28,718	23,711

Operating expenses:
Research and development, net (Note 16a)	5,458	6,017	3,656
Selling, marketing, general and administrative, net	28,725	23,782	21,539
Restructuring costs (Note 1b)	-	481	-

Total operating expenses	34,183	30,280	25,195

Operating loss	13,361	1,562	1,484
Financial expenses, net (Note 16b)	3,187	971	958
Other expenses (income), net	665	1,173	(244)

Loss before taxes on income	17,213	3,706	2,198
Taxes on income (benefit) (Note 13)	726	1,408	(19)

	17,939	5,114	2,179
Minority interest in earnings of a subsidiary	31	39	8

Net loss	$17,970	$5,153	$2,187

Basic and diluted net loss per share (Note 2s)	$3.91	$1.03	$0.20

Weighted-average number of shares used in computing basic and diluted net loss per share	4,600	4,999	10,693

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Convertible Preferred shares	Common shares	Additional paid-in capital	Deferred stock compensation	Proceeds on account of shares	Treasury shares	Note receivable from a shareholder	Accumulated other comprehensive loss	Accumulated deficit	Total

Balance as of January 1, 2001	$-	$9,364	$71,945	$(175)	$5,000	$(2,423)	$-	$(4,651)	$(60,164)	$18,896
Total comprehensive loss:
Net loss	-	-	-	-	-	-	-	-	(17,970)	(17,970)

Other comprehensive loss:
Unrealized losses on available-for- sale marketable securities, net	-	-	-	-	-	-	-	-	-	(30)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-	(407)

Other comprehensive loss	-	-	-	-	-	-	-	(437)	-	(437)

Total comprehensive loss										(18,407)

Employee stock options exercised	-	1	(1)	-	-	-	-	-	-	-
Compensation expense related to issuance of warrants to banks	-	-	203	-	-	-	-	-	-	203
Amortization expense on re-priced options	-	-	-	107	-	-	-	-	-	107
Issuance of Series “F” convertible Preferred shares and warrants, net	6,361	-	8,518	-	(5,000)	-	-	-	-	9,879
Common shares issued for a note to a related party	-	655	320	-	-	-	(975)	-	-	-
Payment in respect of acquisition adjustment of Syspart	-	-	(471)	-	-	-	-	-	-	(471)

Balance as of December 31, 2001	$6,361	$10,020	$80,514	$(68)	$-	$(2,423)	$(975)	$(5,088)	$(78,134)	$10,207

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Convertible Preferred shares	Common shares	Additional paid-in capital	Deferred stock compensation	Treasury shares	Note receivable from a shareholder	Accumulated other comprehensive loss	Accumulated deficit	Total

Balance as of January 1, 2002	$6,361	$10,020	$80,514	$(68)	$(2,423)	$(975)	$(5,088)	$(78,134)	$10,207
Total comprehensive loss:
Net loss	-	-	-	-	-	-	-	(5,153)	(5,153)

Other comprehensive income:
Unrealized losses on available-for-sale marketable securities, net	-	-	-	-	-	-	-	-	(5)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	1,273

Other comprehensive income							1,268		1,268

Total comprehensive loss	-	-	-	-	-	-	-	-

Employee stock options exercised	-	117	(105)	-	-	-	-	-	12
Amortization expense on re-priced options	-	-	-	47	-	-	-	-	47
Conversion of Series F Preferred shares and exercise of warrants	(6,361)	13,636	2,725	-	-	-	-	-	10,000
Payment in respect of acquisition adjustment of Syspart	-	-	(486)	-	-	-	-	-	(486)

Balance as of December 31, 2002	-	23,773	82,648	(21)	(2,423)	(975)	(3,820)	(83,287)	15,895

Total comprehensive loss:
Net loss	-	-	-	-	-	-	-	(2,187)	(2,187)

Other comprehensive income:
Unrealized gains on available-for-sale marketable securities, net	-	-	-	-	-	-	-	-	6
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	707

Other comprehensive income	-	-	-	-	-	-	713	-	713

Total Comprehensive loss	-	-	-	-	-	-	-	-	(1,474)

Employee stock options exercised	-	15	12	-	-	-	-	-	27
Amortization expense on re-priced options	-	-	-	21	-	-	-	-	21
Issuance expenses related to the conversion of Series F Preferred shares and exercise of warrants	-	-	(44)	-	-	-	-	-	(44)
Payment in respect of acquisition adjustment of Syspart	-	-	(496)	-	-	-	-	-	(496)

Balance as of December 31, 2003	$-	$23,788	$82,120	$-	$(2,423)	$(975)	$(3,107)	$(85,474)	$13,929

Accumulated unrealized gain from available- for-sale marketable securities							$24
Accumulated foreign currency translation adjustments							(3,131)

Accumulated other comprehensive loss							$(3,107)

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2001	2002	2003

Cash flows from operating activities:
Net loss	$(17,970)	$(5,153)	$(2,187)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation, amortization and impairment	9,555	4,818	3,881
Amortization of deferred gain on sale - leaseback transaction	(3)	-	-
Gain on sale of marketable securities	(124)	-	-
Loss on sale of bonds	-	-	77
Loss (gain) on disposal of property and equipment	417	24	(15)
Amortization expense on re-priced options	107	47	21
Decrease in trade receivables	13,372	8,190	2,415
Decrease (increase) in other receivables and prepaid expenses	(82)	180	552
Decrease in deferred income taxes, net	50	407	110
Decrease in trade payables	(2,664)	(960)	(185)
Increase (decrease) in deferred revenues	(1,347)	1,805	(829)
Decrease in other liabilities and accrued expenses	(4,230)	(4,509)	(3,826)
Accrued interest on redeemable shares in a subsidiary	270	474	320
Gain on payment of convertible subordinated notes	-	(409)	(61)
Minority interests in earnings of a subsidiary	31	39	8

Net cash provided by (used in) operating activities	(2,618)	4,953	281

Cash flows from investing activities:
Purchase of property and equipment	(508)	(1,011)	(750)
Increase in capitalized software development costs	(3,967)	(2,732)	(4,539)
Decrease (increase) in restricted cash	(2,500)	2,500	-
Purchase of marketable securities and short-term deposits	(2,883)	(1,618)	(3,000)
Proceeds from sale of marketable securities and short-term deposits	5,573	-	3,541
Proceeds from sale of property and equipment	96	128	39
Payment for acquisition of IMA	(66)	-	-
Payment for acquisition of Syspart	-	(957)	(496)
Payment for acquisition of SAIC	(41)	-	-

Net cash used in investing activities	(4,296)	(3,690)	(5,205)

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2001	2002	2003

Cash flows from financing activities:
Redemption of redeemable shares in subsidiary	(4,234)	-	-
Proceeds from issuance of Series “F” convertible Preferred shares and warrants, net	9,879	-	-
Conversion of Series “F” Preferred shares and exercise of warrants (issuance expenses)	-	10,000	(44)
Proceeds from employee stock options exercised	-	12	27
Proceeds from issuance of convertible debt, net	-	-	16,193
Proceeds from issuance of options (Series A), net	-	-	17
Proceeds from issuance of warrants (Series 1), net	-	-	462
Increase (decrease) in short-term bank debt, net	772	(10,621)	2,501
Payment of convertible subordinated notes	-	(2,316)	(4,144)
Principal payment of long-term liabilities	(202)	(260)	(279)
Proceeds from long-term bank loans	211	7,500	1,000
Convertible debt issuance expenses	-	-	(1,496)

Net cash provided by financing activities	6,426	4,315	14,237

Effect of exchange rate changes on cash and cash equivalents	(463)	336	461

Increase (decrease) in cash and cash equivalents	(951)	5,914	9,774
Cash and cash equivalents at the beginning of year	17,038	16,087	22,001

Cash and cash equivalents at the end of year	$16,087	$22,001	$31,775

Supplemental cash flow activities:
Cash paid during the year for:
Interest	$1,440	$820	$704

Income taxes	$471	$1,235	$214

Non-cash transactions:
Revaluation of Syspart acquisition against liability	$471	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	BUSINESS AND ORGANIZATION

	a.	General:

Sapiens International Corporation N.V. (“the Company”), which operates through its worldwide subsidiaries, is a provider of rapidly deployed business software solutions that support its clients’ core business processes, such as insurance claims processing, loan/mortgage management and other key business solutions. The Company focuses on the insurance industry and has delivered, or is in the process of developing, customizable, component-based solutions for insurance claims processing, closed-books administration, policy administration and multi-channel connectivity. The Company also provides a specialized solution for the migration of European IT systems to the Euro currency.

The Company’s solutions, which are based on the Sapiens eMerge™ technology, consist primarily of rapid application development, integration of legacy systems into new applications and technologies, mapping and management of enterprise IT assets and reengineering services.

Revenues from a major customer accounted for 5%, 9% and 19% in the years ended December 31, 2001, 2002 and 2003, respectively.

	b.	Restructuring costs:

In 2002, the Company recorded restructuring charges at approximately $500,000, all of which was paid in 2002. The restructuring costs consist of employee termination benefits associated with the involuntary termination of approximately 40 employees, accounted for in accordance with EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”) and SAB 100, “Restructuring and Impairment Charges” (“SAB 100”).

The terminations resulted from the Company’s strategy to reduce costs and restore profitability.

	c.	Investment in eZoneXchange:

In April 2000, the Company completed a private placement of 600,000 shares of Common stock (“investors’ shares”) in its wholly-owned subsidiary, eZoneXchange.com, Inc. (“eZoneXchange”), for $15 million. The investors also received a warrant to purchase an additional 2.25% of the Common stock of eZoneXchange at the same private placement share price of $25 per share. As part of the transaction, the Company entered into a Put/Call Agreement pursuant to which the investors were granted the right (exercisable in whole or in part) to cause the Company during the put option exercise period (May 4, 2004 through May 3, 2005) to repurchase the investors’ shares at the principal amount of the investors’ investment plus 5% annual interest accrued thereon from May 4, 2000.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	BUSINESS AND ORGANIZATION (Cont.)

The Put/Call Agreement provides that 50% of the consideration from the investors’ shares will be paid in cash and 50% in the Company’s Common shares to be valued according to the average closing market price of the Company’s Common share over the 14-day trading period preceding the date of issuance of the put consideration. The agreement also included a call option which grants the Company the option to purchase the investors’ shares at a price of $30 in the first two years after the investment date, $37.5 in the third year, and $45 in the fourth year. The purchase price will be multiplied by the percentage of shares purchased. The exercise period will last until the earlier of the fifth anniversary of the investment date, an acquisition of, or an IPO by eZoneXchange.

During February 2001, the Company decided to close the operations of eZoneXchange, and repurchased 173,100 of the investors’ shares with a cash repayment of $4.5 million for principal and interest, according to an amendment to the Put/Call Agreement. As a result, the amount of the principal portion of the redeemable shares in a subsidiary to be repaid in cash was decreased by $4.2 million, net of expenses. In addition, in accordance with the amendment, if the market price of the Company’s Common share reaches $10 per share, the investors will have the right to put 192,333 shares of its eZoneXchange stocks in return for the Company’s 363,776 Common shares at a price of $13.75 per share. No interest is accrued for the amended portion of the investment. The remaining portion of the investment to be repaid in shares (approximately $2.5 million) will continue to be subject to the original terms of the Put/Call Agreement. The amendment terminated the Company’s call option.

See Note 17, Subsequent Events, for an agreement signed with the investors in March 2004.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

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

A substantial portion of the Company’s financing is made in U.S. dollars (“dollar”). In addition, a substantial portion of the Company’s and certain of its subsidiaries’ costs is incurred in dollars. A majority of the revenues of the Company and certain of its subsidiaries is generated in dollars. Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and those subsidiaries operate. Thus, the functional and reporting currency of the Company and these certain subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with Statement of the Financial Accounting Standard Board No. 52, “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses as appropriate.

The financial statements of foreign subsidiaries whose functional currency is not the dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as accumulated other comprehensive income (loss), in shareholders’ equity.

Foreign currency translation differences included in the financial income (loss) amounted to approximately $(1.5) million, $160,000 and $238,000 for 2001, 2002 and 2003, respectively.

	c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

	d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily and convertible to cash, with maturities of three months or less at the date of acquisition.

	e.	Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such bank deposits are stated at cost.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	f.	Marketable securities:

Management determines the proper classification of investments in marketable debt and equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. All securities covered by Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”), were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders’ equity, accumulated other comprehensive loss. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations as financing income (expense).

	g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation using the straight-line method over the estimated useful lives of the assets:

Equipment and furniture	4 - 15 years
Computer equipment and software	3 - 5 years
Motor vehicles	3 - 7 years
Leasehold improvements	Over the shorter of the term of the lease or the estimated useful life of the asset

h.	Impairment of long-lived assets:

The Company’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2003, no impairment losses have been identified.

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

Research and development costs incurred in the process of developing new products or product improvements, are charged to expense as incurred, net of participation by the Office of the Chief Scientist in Israeli’s Ministry of Industry and Trade (“the OCS”).

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Statement of Financial Accounting Standard No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon completion of a detailed program design.

Significant costs incurred by the Company and its subsidiaries between the establishment of technological feasibility and the point at which the product is ready for general release have been capitalized.

Capitalized software costs are amortized by the greater of the amount computed using: (i) the ratio that current gross revenues from sales of the software bear to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the software product (three to five years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. Based on its most recent analyses, management believes that no impairment of capitalized software development costs exists as at December 31, 2003.

	j.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) goodwill acquired in a business combination on or after July 1, 2001, is not amortized. Goodwill that arose from acquisitions prior to July 1, 2001 was amortized until December 31, 2001, on a straight-line basis over 3.5 to 10 years.

SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair values are determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units.

During 2001, prior to the adoption of FAS No. 142 by the Company, an impairment of goodwill was recorded in the amount of $204,000, which was included in the marketing, selling, general and administrative expenses.

As of December 31, 2003, no additional impairment losses have been identified.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	k.	Intangible assets:

Intangible assets subject to amortization that arose from acquisitions prior to July 1, 2001, are being amortized on a straight-line over their useful life in accordance with APB Opinion No. 17, “Intangible Assets”, and are stated at cost less accumulated amortization. Amortization is computed using the straight-line method as follows:

Prepaid royalties	15 years
Distribution rights	7 years
Technology, usage rights and other intangible assets	5-8 years

As of December 31, 2003, no impairment losses have been identified.

l.	Revenue recognition:

Product revenues include software license sales and implementation and customization services (which include the sale of software technology and services).

Revenues earned under software licensing agreements with end-users are recognized when all criteria outlined in Statement of Position No. 97-2 “Software Revenue Recognition” (“SOP No. 97-2”) (as amended) are met. Revenues from license fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

The Company and its subsidiaries do not grant rights of return.

Where software arrangements involve multiple elements, revenues are allocated to each element based on vendor specific objective evidence (“VSOE”) of the relative fair values of each element in the arrangement, in accordance with the “residual method” prescribed by Statement of Opinion No. 98-9. “Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions” (“SOP No. 98-9”). The Company’s VSOE used to allocate the sales price to consulting, training and maintenance is based on the price charged when these elements are sold separately. License revenues are recorded based on the residual method.

Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements other than those accounted for using long-term contract accounting, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied.

Under certain circumstances license revenue consists of license fees received whereby under the terms of these license agreements the Company’s software is modified to that customer’s specific requirements. Fees are payable upon completion of agreed-upon milestones, such as delivery of specifications and technical documentation. Each license is designed to meet the specific requirements of the particular customer.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from license fees that involve implementation and customization of the Company’s software to customer specific requirements are generated from fixed-price or time-and-materials contracts. Such revenues are recognized in accordance with Statement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. Fixed-price contracts revenues are recognized using contract accounting on a percentage-of-completion method, over the period from signing of the license through to customer acceptance, in accordance with the “Input Method” or “Output Method”. The amounts of revenues recognized are based on the total license fees under the license agreement and the percentage to completion achieved. According to the “Input Method”, the percentage to completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. According to the “Output Method”, the percentage to completion is determined by using engineering measurement methods. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology, and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2003, no such estimated losses were identified. Under time-and-materials contracts, the Company is reimbursed for labor hours at negotiated hourly billing rates.

Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

The Company believes that the use of the percentage of completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and the terms of settlement, including in cases of terminations for convenience. In all cases, the Company expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract.

Consulting and other services revenues also include training and post-contract maintenance services. Revenues from consulting, maintenance and training services are recognized ratably over the contractual period or as services are performed.

Deferred revenues include amounts received from customers for which revenues have not yet been recognized.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2002, Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. EITF Issue No. 00-21, which provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, “Accounting Changes”. The adoption of EITF Issue No. 00-21 did not have a material impact upon the Company’s consolidated financial position, cash flows or results of operations.

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

The Company also received non-royalty-bearing grants from the Fund for the Encouragement of Marketing Activity. These grants are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred, and included as a deduction of selling, marketing, general and administrative expenses.

	o.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and certain of its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, short-term deposits and trade receivables. The Company’s cash, cash equivalents and short-term deposits are invested in deposits with major international financial institutions. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company’s trade receivables are derived from sales to large and solid organizations located mainly in Europe, North America and Israel. The Company performs ongoing credit evaluations of its customers and has established an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and other information. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. From time to time, the Company sells certain of its accounts receivable to financial institutions, within the normal course of business. Where receivables are sold without recourse to the Company, the relevant receivable is de-recognized and cash recorded. Where receivables are sold with full or partial recourse to the Company, the receivable is not de-recognized and a liability reflecting the obligation to the financial institution is recorded within financial debts until the Company’s liability is discharged through the financial institution receiving payment from the customer.

The Company’s marketable securities include investments in debentures of non-U.S. corporation. Management believes that this corporation is financially sound, and accordingly, minimal credit risk exists with respect to these marketable securities.

The Company and its subsidiaries had no off-balance-sheet concentration of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangement as of December 31, 2003.

	q.	Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. The carrying amounts of cash and cash equivalents, short-term deposits, marketable securities, trade accounts receivable, short-term bank credit and trade accounts payable approximate their fair values due to the short-term maturity of such instruments.

The carrying amounts of the Company’s long-term borrowings arrangements approximate their fair value. Fair values were estimated using discounted cash flow analyses, based on prevailing market borrowing rates.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	r.	Derivative and hedging:

The Company accounts for derivatives and hedging based on Financial Accounting Standards Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”as amended (“SFAS No. 133”).  SFAS 133 requires companies to recognize all of its derivative instruments on the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

The Company enters into forward exchange contracts to hedge certain transactions denominated in foreign currencies. The purpose of the Company’s foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. The Company’s forward contracts did not qualify as hedging instruments under SFAS No. 133. Changes in the fair value of forward contracts are reflected in the consolidated statements of operations as financial income or expense.

	s.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Common shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Common shares outstanding during each year, plus dilutive potential Common shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“SFAS No. 128”).

In 2001, 2002 and 2003, all outstanding stock options, convertible subordinate notes, convertible debt and warrants have been excluded from the calculation of the diluted net loss per Common share because all such securities were anti-dilutive for the period presented. The total weighted average number of shares related to the outstanding convertible Preferred shares, options and warrants excluded from the calculations of diluted net loss per share was 3,265,349, 3,892,357 and 1,175,862 for the years ended December 31, 2001, 2002 and 2003, respectively.

	t.	Stock-based compensation:

The Company has elected to follow Accounting Principles Board Statement (“APB”) No. 25, “Accounting for Stock Options Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, “Accounting for Stock-Based Compensation - transition and disclosure” (“SFAS No. 148”), which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding the Company’s net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for options granted in 2001, 2002 and 2003 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2001	2002	2003

Dividend yield	0%	0%	0%
Expected volatility	82%	97%	83%
Risk-free interest	2.5%	2%	2%
Expected life of up to	6 years	6 years	3.5 years

Pro forma information under SFAS No. 123 is as follows:

	Year ended December 31,

	2001	2002	2003

Net loss - as reported	$17,970	$5,153	$2,187
Less - stock-based employee compensation - intrinsic value	(107)	(47)	(21)
Add - stock-based employee compensation - fair value	1,735	2,813	1,207

Pro forma net loss	$19,598	$7,919	$3,373

Basic and diluted net loss per share - as reported	$3.91	$1.03	$0.20

Pro forma basic and diluted net loss per share	$4.26	$1.58	$0.31

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	u.	Accrued severance pay:

The liability of the Company’s subsidiaries in Israel for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The liability for all of its employees in Israel is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s consolidated balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2001, 2002 and 2003 amounted to approximately $1.0 million, $762,000 and $939,000, respectively.

In addition, the Company has various defined contribution plans for employees of its subsidiaries around the world. Most of the plans are those required according to the laws of the country in which the subsidiary operates. Contributions made under the plans are invested with financial institutions. Benefits under the plans are based on contributions from employees and the Company and earnings on insurance contracts or other investment instruments in which the contributions are invested.

Expense for contributions made to these plans was $1.3 million, $1.2 million and $853,000 for 2001, 2002 and 2003, respectively.

	v.	Impact of recently issued accounting standards:

In January 2003, the FASB issued Interpretation No. 46 (or FIN 46), “Consolidation of Variable Interest Entities.” FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A variable interest entity is a corporation, partnership, trust, or any other legal structures used for business purposes that either (a) does not have equity investors with voting rights or  (b) has equity investors that do not provide sufficient  financial resources  for the entity  to support  its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property.  A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption to have a material effect on its consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In April 2003, the FASB issued SFAS No. 149 (“SFAS 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies (1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities.” SFAS 149 amends SFAS 133 to reflect decisions made (1) as part of the Derivatives Implementation Group (“DIG”) process that effectively required amendments to SFAS 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative. SFAS 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively.

Generally, SFAS 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is not expected to have a material impact on the Company’s financial statements.

In December 2003, the SEC issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” (“SAB No. 104”) which revises or rescinds certain sections of SAB No. 101, “Revenue Recognition,” in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company’s consolidated results of operations, consolidated financial position or consolidated cash flows.

	w.	Reclassification:

Certain prior years figures have been reclassified in order to conform with the 2003 presentation.

NOTE 3:	MARKETABLE SECURITIES AND SHORT-TERM DEPOSITS

At December 31, 2002 and 2003, the Company’s marketable securities were classified as available-for-sale securities and were carried at fair value. Gross realized gains (losses) on sales of these securities included in earnings in 2001, 2002 and 2003 totaled $124,000, $0 and $(77,000), respectively. As of December 31, 2002, the Company had short-term deposits of $1,618,000 and marketable securities of $34,000. As of December 31, 2003, the Company’s investments consist of investment in a deposit of $1.0 million and in marketable securities in the amount of $39,000.

The $1.0 million deposit was withdrawn in January 2004, subsequent to the balance sheet date.

As for pledges see Note 12.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	TRADE RECEIVABLES

The Company’s trade receivables are composed of accounts receivable in the amounts of $9.9 million and $6.4 million as of December 31, 2002 and 2003, respectively, and unbilled receivables in the amounts of $500,000 and $2.7 million as of December 31, 2002 and 2003, respectively.

During 2003, the Company entered into several sales of receivables agreements with a financial institution. Accounts receivable sold under these agreements amounted to $2.5 million as of December 31, 2003. Expenses related to receivables sold are recorded in the consolidated statement of operations as financial expenses.

Bad debt expenses totaled $1,931,000, $1,084,000 and $205,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

NOTE 5:	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,

	2002	2003

	U.S. dollars in thousands

Sales and other taxes receivable	$2,290	$2,311
Prepaid expenses	1,332	1,602
Deferred income taxes	860	849
Government grants	742	50
Other	618	835

	$5,842	$5,647

NOTE 6:	PROPERTY AND EQUIPMENT, NET

	Cost		Accumulated depreciation

	December 31,

	2002	2003	2002	2003

	U.S. dollars in thousands

Equipment and furniture	$2,231	$2,385	$1,323	$1,638
Computer equipment and software	10,447	11,588	9,042	10,339
Motor vehicles	198	195	112	139
Leasehold improvements	1,989	2,280	962	1,272

	$14,865	$16,448	$11,439	$13,388

Depreciation expense totaled $2,318,000, $1,592,000 and $1,282,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

As for pledges see Note 12.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	GOODWILL

The results of operations presented below for the three years ended December 31, 2001, 2002 and 2003, reflect the impact on results of operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2001:

	Year ended December 31,

	2001	2002	2003

	U.S. dollars in thousands

Reported net loss	$17,970	$5,153	$2,187
Goodwill amortization	1,345	-	-

Adjusted net loss	$16,625	$5,153	$2,187

Basic and diluted net loss per share:
Reported net loss per share	$3.91	$1.03	$0.20
Goodwill amortization	0.29	-	-

Adjusted net loss per share	$3.62	$1.03	$0.20

NOTE 8:	OTHER ASSETS, NET

a.

Amortization expenses for capitalized software development costs for 2001, 2002 and 2003,  were $4.6 million, $2.9 million and $2.3 million, respectively. Amortization expenses are included in cost of products.

	b.	Other assets, net of amortization, are comprised of the following:

	Cost		Accumulated amortization

	December 31,

	2002	2003	2002	2003

	U.S. dollars in thousands

Prepaid royalties	$2,083	$2,083	$1,371	$1,503
Technology and usage rights	863	910	735	817
Intangible assets and other	335	374	147	148
Distribution rights	1,070	1,070	935	1,063
Long-term deferred income taxes	3,872	3,779	-	-
Deferred debt issuance expenses*)	-	1,496	-	15

	$8,223	$9,712	$3,188	$3,546

*)	Related to the issuance of Debentures, Options (Series A) and Warrants (Series 1) (see Note 10b).

Amortization of other assets charged to expenses was $563,000, $368,000 and $303,000 for 2001, 2002 and 2003, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:	OTHER ASSETS, NET (Cont.)

As for impairments, see Note 2h.

	c.	Estimated amortization expense of prepaid royalties, technology and usage rights, distribution rights and other intangible assets for the years ending:

December 31,	U.S. dollars in thousands

2004	$180
2005	166
2006	149
2007	133
2008	59

$687

NOTE 9:	OTHER LIABILITIES AND ACCRUED EXPENSES

	December 31,

	2002	2003

	U.S. dollars in thousands

Employee and related payroll accruals	$4,035	$3,167
Sales and other taxes payable	2,915	1,601
Accrued royalties to the OCS (Note 11a)	2,776	2,404
Accrued expenses and other liabilities	4,815	3,882

	$14,541	$11,054

NOTE 10:	DEBT

	a.	Short-term bank debt:

The Company and its subsidiaries have available unsecured revolving credit line facilities for borrowings of up to a total of $25.5 million as of December 31, 2003, of which $18.0 million is available until March 31, 2004 and $7.5 million is available until March 31, 2005. Under the terms of these credit line agreements, the Company and several of its subsidiaries recorded floating charges in favor of the banks and issued cross guaranties in support of the credit line facilities. Additionally, the Company is required to maintain certain financial ratios. As of December 31, 2003, the Company obtained the banks waivers on maintaining one of these financial ratios, for which the Company was not in compliance with. Management believes that maintaining these financial ratios within the next twelve months is probable. Borrowings under these agreements in U.S. dollars bear interest at rates ranging between the London Interbank Offered Rate (“LIBOR”) plus 1.75% to plus 1.95% and borrowings in New Israeli Shekels (“NIS”) bear interest at the prime rate of interest in Israel plus 0.7%. The Company had an unused credit line facility in the amount of approximately $9.1 million as of December 31, 2003. As for warrants granted under the credit line agreement, see Note 14h.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	DEBT (Cont.)

A portion of the Company’s short-term loans requires that the Company pledge cash or short-term investments and record a floating charge as collateral for its borrowings (Note 12).

		Weighted average interest

		December 31,		December 31,

		2002	2003	2002	2003

	Linkage	%	%	U.S. dollars in thousands

Credit lines	NIS *)	-	7.2	$-	$2,740
	Euro **)	5	-	1,146	-

Short-term loans	U.S. dollar *)	3.5	3.2	2,275	6,650
	Pound sterling	5.5	-	1,585	-

				$5,006	$9,390

	*)	Including non-material amounts linked to the Euro.
	**)	Including non-material amounts linked to the U.S. dollar and to the Pound Sterling.

b.	Convertible debt:

During December 2003, the Company completed an offering of securities in the Tel-Aviv Stock Exchange (“TASE”) in Israel, resulting in gross proceeds of NIS 75.2 million (approximately $17.1 million). The price per unit was NIS 752 (approximately $171.14) with 100,000 units sold. Each of the units consists of 800 Debentures (Series A), two Options (Series A) exercisable into Debentures (Series A) and six Warrants (Series 1) exercisable into Common shares of the Company.

The Debentures (Series A) are linked to the US dollar and bear annual interest at the rate of 6.0%, payable on the 5th of June and the 5th of December each year commencing on June 5, 2004 and ending on December 5, 2009. Principal is payable in four installments on the 5th of December of the years 2006-2009. During the period beginning 45 days after the registration of the Debentures (Series A) for trading on TASE and ending November 21, 2009, the Debentures (Series A) are convertible into Common shares at a conversion rate of one Common share per each NIS 27 (approximately $6.14) amount of the Debentures, linked to the NIS/dollar exchange rate. The conversion rate is subject to certain technical adjustments, which have no accounting implications (stock dividend, stock split, reverse split). The Debentures (Series A) are unsecured.

Each Option (Series A) is exercisable into 100 Debentures (Series A) no later than March 3, 2004 at an exercise price of NIS 96 (approximately $21.85). See Note 17b, Subsequent Events, for options exercised subsequent to the balance sheet date.

Each Warrant (Series 1) is exercisable into one Common share of the Company during the period beginning 45 days after the registration of the Debentures (Series A) for trading on TASE and ending November 21, 2007 at an exercise price of NIS 27 (approximately $6.14) linked to the US dollar.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	DEBT (Cont.)

The Debentures, Options and Warrants will be traded on TASE only. Any Common shares issued upon conversion of the Debentures (Series A) or exercise of the Warrants (Series 1) will be traded on both TASE and NASDAQ.

The offering was made to the public in Israel only in accordance with Israeli securities laws. It was not open to persons residing in the United States or to other US persons (other than distributors). The securities offered have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration under such Act or an applicable exemption from registration.

In accordance with APB No. 14, “Accounting for Convertible debt and Debt Issued with Stock Purchase Warrants”, EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion features or Contingently Adjustable Conversion Ratios”, and EITF 00-27, “Application of issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”),a portion of the proceeds of debt securities issued with detachable warrants is allocate to the Options (Series A) and the Warrants (Series 1), based on the relative fair values of the securities at time of issuance. Amounts allocated to the Options (Series A) and the Warrants (Series 1) are accounted for as liabilities, in accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock”, and SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, and are marked to market, based on their fair values in the TASE at each reporting date, against financial income (expense).

In accordance with EITF 00-27, the commitment date of the Debentures (Series A) is the date the offering was completed and the measurement date of the Options (Series A) will be the exercise date of the Options (Series A).

No beneficial conversion feature was recorded on the Debentures (Series A), because the effective conversion price of the Debentures (Series A) was higher than the fair value of the Common share on the commitment date.

The total amount of the deemed discount on the Debentures (Series A) as a result of the issuance of the Options (Series A) and the Warrants (Series 1), and as a result of the issuance at a price lower than the Debentures par value, amounted to $1.57 million. The discount and the issuance expenses, which are classified to other assets, net, are amortized over a period of 72 months, the term of the Debentures (Series A), using the interest method. At December 31, 2003, the unamortized balance of the deemed discount on the Debentures (Series A) was $1.55 million.

In the offering, one of the Company’s subsidiaries purchased NIS 2.2 million par value of the debentures. This investment, totaling $457,000, is deducted from the Debentures (Series A) in the consolidated balance sheet as of December 31, 2003.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	DEBT (Cont.)

	c.	Other long-term liabilities:

				December 31,
		Rate of interest
	Linkage		Maturity	2002	2003

		%		U.S. dollars in thousands

Convertible subordinated notes (“Old Notes” - conversion price $160 per Common share)	US Dollar	5	September 2003	$4,205	$-

Long-term loans *)	US Dollar	2.85-3.6	June 2004 through March 2005	7,500	7,000

Capital lease obligations (Note 11b)	Euro	5	June 2005	150	117

Other long-term debts **)	Japanese Yen	2.1-2.8	February 2006	324	123

				12,179	7,240
Less - current maturities				(4,477)	(189)

				7,702	7,051
Accrued severance pay				-	991
Minority interest				85	69

				$7,787	$8,111

*)	See Note 10a for covenants.
**)	Including non-material amounts linked to other currencies.

In 2002 and in the first half of 2003, the Company executed an early redemption of some of the convertible subordinated notes in the amount of approximately $3.95 million, which resulted in a gain of $409,000 in 2002 and $61,000 in 2003, recorded as other income. In September 2003, the remaining balance of the convertible subordinated notes were fully repaid.

Long-term debt maturities after December 31, 2003, are as follows (U.S. dollars in thousands):

2004	$189
2005	7,051

$7,240

Interest expense was $1.3 million, $1.0 million and $400,000 for 2001, 2002 and 2003, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:	COMMITMENTS AND CONTINGENT LIABILITIES

a.

Sapiens Technologies Ltd. (hereafter - “Technologies”), a subsidiary incorporated in Israel, partially finances its research and development expenditures under programs sponsored by the “Office of the Chief Scientist” (“OCS”) of Israel for the support of certain research and development activities conducted in Israel.

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

Royalties paid or accrued amounted to $1.5 million, $1.6 million and $1.2 million in 2001, 2002 and 2003, respectively.

As of December 31, 2003, the Company had a contingent liability to pay royalties of approximately $8.5 million.

b.

The Company and its subsidiaries lease various office equipment, office space, and motor vehicles through operating and capital leases. Future minimum lease payments for the next five years and thereafter are as follows:

	Operating leases	Capital leases

	U.S. dollars in thousands

2004	$2,530	$100
2005	2,258	10
2006	2,018	7
2007	1,789	-
2008 and thereafter	2,808	-

Total future minimum lease payments	$11,403	$117

Amortization of assets recorded under capital leases is included in depreciation expenses.

Rent expense for the years ended December 31, 2001, 2002 and 2003 was $2.6 million, $2.5 million and $2.5 million, respectively.

c.

The Company is party to various legal proceeding and claims that arise in the ordinary course of business in the total aggregate amount of approximately $632,000. The Company based on the advice of its legal counsel, has provided for the expected implication of these proceedings and claims an amount of $100,000, in accordance with SFAS No. 5.

d.	As for tax assessments, see Note 13c.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	SECURITY INTERESTS AND PLEDGES

The Company and several of its subsidiaries granted floating charges to certain financial institutions and issued cross guarantees in support of the credit facilities described in Note 10a above.

All of the Company’s leased assets are pledged to the finance companies that provided the lease financing and the banks providing credit lines. The pledges are for various terms depending on the asset leased.

The Company has provided bank guarantees in the amount of approximately $485,000 as security for the rent to be paid for its offices in Israel. The lease is valid for approximately six years. If the Company were to breach certain terms of its lease, the lessor could demand that the banks providing the guarantees pay amounts claimed to be due.

The Company has provided bank guarantees in the amount of approximately $1,340,000 as security for the performance of various contracts with customers. If the Company were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

The Company has provided guarantees to banks in support of the credit facilities extended to two subsidiaries. In the case of the Company’s U.S. subsidiary, the guarantee is for $100,000; in the case of the Company’s U.K. subsidiary, the guarantee is for £100,000. Each such guarantee is provided for the term of the credit facility, such term being generally one year. If a subsidiary whose credit line has been guaranteed by the Company were to breach certain terms of its credit agreement, the lending bank could demand that the Company pay amounts claimed to be due.

NOTE 13:	TAXES ON INCOME

	a.	Net operating losses carryforward:

At December 31, 2003, the Company’s subsidiary in the U.S. had net operating loss carryforwards for U.S. federal income tax purposes of approximately $7 million and tax credits of approximately $200,000, which are available to offset future federal taxable income and expire in 2009 to 2023.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

In addition, the Company had a net operating loss carryforwards relating to non-U.S. subsidiaries totaling approximately $56 million, which is available to offset future taxable income. Generally, a majority of such amounts have no expiration date. However, in some cases, amounts expire in 2004 to 2009.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:	TAXES ON INCOME (Cont.)

	b.	Israeli income tax:

Sapiens Technologies (1982) Ltd. (“Technologies”), an Israeli subsidiary of the Company, has been granted “Approved Enterprise” status for six investment programs approved in 1984, 1991, 1993, 1995, 1998 and 2000, by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 (“the Law”).

Undistributed Israeli income derived from the “Approved Enterprise” programs entitle Technologies to a tax exemption for a period of two to four years and to a reduced tax rate of 10% - 25% for an additional period of three to eight years (depending on the level of foreign-investment in Technologies). These tax benefits are subject to a limitation of the earlier of twelve years from commencement of operations, or fourteen years from receipt of the approval. Technologies completed the implementation of the 1984, 1991, 1993, 1995 and 1998 investment programs. As of December 31, 2003 the Investment Center has granted final approval for the implementation of the 1995 and 1998 plans. Technologies has used all the tax benefits under the 1984 and 1991 plans and is entitled for additional benefits, under the 1993 plan (the benefits period commenced in 1998 and will expire in 2006) and under the 1995 plan (the benefits period commenced in 1998 and will expire in 2008). The benefits have not yet commenced for the 1998 and the 2000 plans.

The law also grants entitlement to claim accelerated depreciation on machinery and equipment used by the “Approved Enterprise”, during the first five years.

The tax-exempt profits that will be earned by Technologies’ “Approved Enterprises” can be distributed to shareholders, without imposing tax liability to Technologies only upon the complete liquidation of Technologies. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of Technologies they would be taxed at the corporate tax rate applicable to such profits as if Technologies had not elected the alternative system of benefits (depending on the level of foreign - investment in Technologies) for an “Approved Enterprise”. Technologies has decided not to declare dividends out of such tax-exempt earnings. Accordingly, no deferred income taxes have been provided on earnings attributable to the Technologies’ “Approved Enterprise”.

Income from sources other than the “Approved Enterprise” during the benefit period is subject to tax at the regular corporate tax rate of 36%.

The entitlement to the above benefits is conditional upon Technologies and the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in “Approved Enterprise”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits received, in whole or in part, including interest.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:	TAXES ON INCOME (Cont.)

Results of the Company’s Israeli subsidiaries for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli Customer Price Index (CPI). As explained in Note 2b, the financial statements are presented in U.S. dollars. The difference between the change in the Israel CPI and in the NIS\U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss reflected in the financial statements. In accordance with paragraph 9(f) of SFAS 109, the Israeli subsidiaries have not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

	c.	Tax assessments

In December 2001, Technologies and some of the Company’s group entities, have reached an agreement with the Israeli Tax Authorities (“the ITA”) as a result of a tax assessment. In accordance with the agreement’s provisions, the tax liability for the tax years through 1999 will be increased by approximately $1.0 million, which was paid in 12 equal monthly payments, commencing with the agreement date.

In addition, based on the provisions of the abovementioned agreement, the Company had a contingent tax liability to pay an additional amount (“the additional amount”) conditioned by obtaining certain approvals from the “Investment Center” regarding the status of the “Approved Enterprise”, under the “Law for Encouragement of Capital Investment, 1959” to some of its investment plans. In July 2002, a second agreement with the ITA was reached, and the additional amount was set to be $580,000, payable in 11 payments ended October 2003. This amount completes Technologies’ tax liability for the tax years through 1999, and was fully paid during 2003.

	d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries’ deferred tax assets are as follows:

	December 31, 2002		December 31, 2003

	Current	Non- current	Current	Non- current

	U.S. dollars in thousands

Gross deferred tax assets	$3,456	$10,904	$849	$7,602
Less - valuation allowance	(2,596)	(7,032)	-	(3,823)

Net deferred tax asset	$860	$3,872	$849	$3,779

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:	TAXES ON INCOME (Cont.)

During the year ended December 31, 2003, the Company and its subsidiaries have decreased the deferred income taxes assets resulting from tax loss carryforwards and other tax credits and the related valuation by $5.9 million and $5.8 million, respectively. Management currently believes that it is more likely than not that the deferred income taxes regarding the loss carryforwards and other temporary differences, on which a valuation allowance has been provided, will not be realized in the foreseeable future.

Provisions for income tax expense (benefit) are comprised of the following:

	Year ended December 31,

	2001	2002	2003

	U.S. dollars in thousands

Current (foreign)	$676	$1,001	$(123)
Deferred (foreign)	50	407	104

	$726	$1,408	$(19)

The Company’s entire provision for taxes on income relates to operations in jurisdictions other than the Netherlands Antilles. The effective income tax rate varies from period to period because each jurisdiction in which the Company and its subsidiaries operate has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowance of deductions, credits and other benefits). In addition, the provision for income taxes for the fiscal years ended December 31, 2001, 2002 and 2003, does not include the recognition of a majority of the deferred tax assets relating to the net operating losses of the Company’s subsidiaries worldwide.

The main reconciling item from the statutory tax rate of the Company to the effective tax rate is the non-recognition of tax benefits from accumulated net operating losses carryforward among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits.

e.	Loss (income) before taxes on income is comprised as follows:

	Year ended December 31,

	2001	2002	2003

	U.S. dollars in thousands

Domestic	$6,218	$8,252	$1,499
Foreign	10,995	(4,546)	699

	$17,213	$3,706	$2,198

f.	Israeli tax reform:

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, Israel resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:	TAXES ON INCOME (Cont.)

In addition, the concept of “controlled foreign corporation” was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

NOTE 14:	SHAREHOLDERS’ EQUITY

a.

In June 2003, the Company’s shareholders approved a 1-for-5 reverse stock split of the Company’s Common shares. Accordingly, all share, per share option and warrant data shown in these financial statements has been retroactively adjusted to reflect the reverse stock split.

b.

In December 2000, the Company entered into a memorandum of understanding with Yarnfield International Limited, an affiliate of Magnum Technologies Fund (“Magnum”), and Formula Systems Ltd., for a $15 million investment in exchange for issuance of Series F convertible Preferred shares. On December 25, 2000, the Company received a $5 million nonrefundable deposit, for which it would have issued 5,000,000 Common shares if the agreement would not be approved by shareholders, or Series F Preferred shares if it would have been approved. The Company recorded the $5 million cash received as proceeds on account of shares within the shareholders’ equity as of December 31, 2000.

The Series F convertible Preferred shares were convertible into Common shares of the Company at any time at a ratio of $7.5 per Common share. In accordance with an anti dilution clause, the conversion ratio will be adjusted in two stated dates, but will never increase, to 110% of the average closing sale price of the Company’s Common shares for the 10 trading days following August 15, 2001 and March 1, 2002. The conversion ratio shall not be adjusted to be less than $5.0 per Common share. At maturity, three years from the date of investment, the Company will redeem all of the remaining outstanding Series F convertible Preferred shares through payment of cash or delivery of Common shares, at the Company’s election. If Common shares are issued, the redemption price will be the average closing sale price of the Company’s Common share for the 30 trading days preceding maturity. The Company’s intention was to redeem the investment in shares.

The investors were also granted warrants to acquire from the Company additional 10,000 Series F Preferred shares at any time before December 25, 2003, at an exercise price of $7.50 per share or as adjusted in accordance with the provisions described above.

The warrant fair value was measured using the Black-Scholes Option Pricing Model with the following assumptions: risk-free interest rate of 4%, dividend yields of 0%, volatility factors of the expected market price of the Company’s Common shares of 0.7, and contractual life of the warrant of 2.5 year.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	SHAREHOLDERS’ EQUITY (Cont.)

In February 2001, the Company’s shareholders approved the share purchase agreement, which was signed on January 24, 2001, and the Company issued to the investors an aggregate of 10,000 Series F Preferred shares par value €681 per share, each of which may be converted into 200 Common shares, subject to adjustment, at a cash price of $1,500 per Series F share.

The Series F Preferred shares have all the rights of Common shares in addition to liquidation preference and conversion rights.

In addition, the investors have the right for “demand registrations” of an underwritten public offering of Common shares with unlimited piggyback rights.

In determining whether an instrument includes a beneficial conversion option in accordance with EITF 98-5, the total proceeds were allocated to the Preferred shares and the detachable warrants based on their fair values. As of December 31, 2001, no beneficial conversion feature value was accounted in respect of the Preferred share.

On August 15, 2001, the conversion ratio was adjusted to $1,139 per Series F Preferred share. Following the adjustment, and in accordance with the provisions of EITF No. 00-27, no beneficial conversion feature was recorded, due to immateriality.

In accordance with the share purchase agreement’s provisions, the conversion price was not adjusted as a result of the average closing sale price of the Company’s Common shares for the 10 trading days following March 1, 2002.

In December 2002, the Investors converted all of the outstanding Series F Preferred shares into Common shares at a reduced conversion price of $4.15, and Formula invested an additional $10 million in Common Shares by exercising its two thirds portion of the Investors’ option to purchase Common Shares at a reduced exercise price of $4.15 per Common share. The remaining unexercised one third portion of the Investors’ existing option was assigned to Formula by Yarnfield and it was agreed that such option to purchase 1,204,819 Common shares would be exercisable at the reduced exercise price of $4.15 per Common share. The option is exercisable through June 30, 2004. This transaction was accounted for in accordance with the guidelines of EITF D-42 “The Effect on the calculation of Earnings Per Share for the Redemption or Induced Conversion of Preferred Stock”. No deemed dividends were recorded as a result of the conversion of Series F Preferred shares and exercise of options due to immateriality.

At the time that the transactions described in this section b. took place, Ron Zuckerman, Chairman of the Board of the Company, was an advisor to Magnum.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	SHAREHOLDERS’ EQUITY (Cont.)

c.

On April 4, 2001, the Company entered into a share purchase and loan agreement with Red Coral Holdings, Inc. (“Red Coral”), a company owned by the Company’s President and Chief Executive Officer. According to the terms of the agreement, Red Coral purchased 300,000 Common shares of the Company for a purchase price of $975,000. As part of the agreement, the Company granted to Red Coral a loan in the amount of $975,000 for the purpose of acquiring the Common shares. The term of the loan is six years, with accrued interest at a rate of 4%, which is payable on January 15th of each calendar year. The interest amount is fully-recourse and fixed. To secure payment of the loan, Red Coral granted to the Company a lien and security interest on all of the Common shares of the Company that it owns. To secure fulfillment of the terms of the agreement, the Common shares are being held in escrow by the General counsel of the Company. The issuance of Common shares was recorded in the shareholders’ equity and the loan amount was deducted from the shareholders’ equity as a Note receivable from a related party shareholder.

In accordance with EITF 95-16 “Accounting for Stock Compensation Arrangements with Employer Loan Features under APB Opinion No. 25”, the transaction was accounted for as a fixed award.

	d.	Common shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

	e.	Stock option plan:

Stock options granted under the Company’s 1992 Stock Option and Incentive Plan (“the Plan”) to employees, directors and service providers are exercisable at the fair market value of the Company’s Common shares on the date of grant and, subject to termination of employment, expire ten years from the date of grant and are generally exercisable in four equal annual installments commencing one year from the date of grant.

As of December 31, 2003, approximately 202,141 Common shares of the Company are still available for future grant. Any options which are forfeited or cancelled before expiration become available for future grant under the Plan.

In January 2000 and November 2000, the Company increased the number of shares available for grants by 400,000 and 800,000, respectively, and approved grants of such shares. In December 2000, 154,560 previously granted options with exercise price from $11.25 to $69.375 were repriced to $0, resulting in a new measurement date and total compensation expense of $628,000 of which $453,000 was recognized in 2000 for the portion already vested and $175,000 was deferred to be recognized over the remaining vesting period ended in 2003. During the years 2001, 2002 and 2003, $107,000, $47,000 and $21,000 of the amount deferred were recognized, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	SHAREHOLDERS’ EQUITY (Cont.)

In December 2000, the Company granted 509,600 Time Accelerated Restricted Stock Award options (“TARSAP’s”) to employees. The TARSAP’s include an acceleration feature, based on the Company’s performance in the years 2001 and 2002. As of December 31, 2003, 375,400 of the options are outstanding, and 100% of the options were vested based on the 2001 and 2002 performance tests. No compensation expense was recorded, since the fair value was equal to the exercise price at the date of grant.

A summary of the stock options activities in 2001, 2002 and 2003, is as follows:

	Year ended December 31,

	2001			2002			2003

	Shares		Weighted average exercise price	Shares		Weighted average exercise price	Shares		Weighted average exercise price

Outstanding at January 1	*)	1,790,614	$18.30	*)	1,569,698	$12.50	*)	1,580,713	$11.25

Granted		61,700	$4.60		274,300	$4.70		157,600	$4.06
Exercised		(560)	$0		(55,080)	$0.20		(6,820)	$3.91
Cancelled and forfeited		(482,056)	$29.75		(208,205)	$15.70		(172,998)	$14.05

Outstanding at December 31	*)	1,569,698	$12.50	*)	1,580,713	$11.25	*)	1,558,495	$10.25

Exercisable options at December 31		745,647	$12.30		908,784	$12.85		1,095,779	$11.86

*)	Including 154,000, 102,100 and 102,100 options repriced to zero, as of December 31, 2001, 2002 and 2003, respectively.

The options outstanding as of December 31, 2003, have been classified by range of exercise price, as follows:

Exercise price	Options outstanding as of December 31, 2003	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2003	Weighted average exercise Price

$ -	102,100	6.99	$-	102,100	$-
$ 3.25 - $ 3.75	210,700	8.39	$3.58	79,600	$3.44
$ 4.06 - $ 5.70	844,562	7.62	$4.46	534,805	$4.32
$ 11.25 - $ 16.875	175,080	2.26	$11.87	175,080	$11.87
$ 19.375 - $ 29.375	54,675	6.54	$28.90	43,266	$28.93
$ 32.5 - $ 47.5	129,328	5.14	$38.31	129,328	$38.31
$ 61.25 - $ 69.375	42,050	6.07	$67.40	31,600	$67.41

	1,558,495		$10.25	1,095,779	$11.86

All options were granted at exercise price equal to the share price at the date of grant. The weighted average fair value of options granted during the year ended December 31, 2003 was $2.3.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	SHAREHOLDERS’ EQUITY (Cont.)

f.

During 2003, the Company decided to extend the exercise period for certain former employees. The extension was accounted for in accordance with FIN No. 44 by applying a new measurement date, which resulted in no additional compensation expenses.

	g.	Warrants:

In 1999 and 2000, warrants were granted to service providers. As of December 31, 2003, warrants are outstanding, as follows:

Issuance date	Warrants to Common shares	Weighted average exercise price per share	Warrants exercisable	Exercisable through

1999	20,939	$24.78	20,939	December 2004
2000	114,305	$33.20	114,305	January-August 2005

	135,244		135,244

h.

In 2001, the Company granted Bank Leumi Le Israel B.M., Bank Hapoalim Ltd., Mizrahi Bank Ltd. and Bank Discount Ltd. (collectively the “Banks”) 81,000 warrants as part of a credit-line extension agreement (see Note 10a) at an exercise price ranging from $4.4 to $6.9 per share. These warrants were measured at fair value (according to the Black-Scholes option pricing model) with the following weighted-average assumptions for 2001: risk free interest rate of 5%, dividend yields of 0%, volatility factors of the expected market price of the Company’s Common shares of 0.901, and contractual life of the option of 2 years. Total compensation expense amounted to $203,000, of which $150,000 and $53,000 were recognized as financial expense in 2001 and 2002, respectively, over the credit-line period.

i.	The Company does not intend to pay cash dividends in the foreseeable future.

j.	Payments in respect of acquisition adjustment of Syspart:

In May 1999, the Company acquired all of the outstanding shares of Syspart (Deutschland) GmbH, a German corporation (hereafter - “Syspart”). The total consideration was approximately $6 million (including $354,000 of costs related to the acquisition) of which 64% was paid in cash and 36% in Sapiens Common shares. The acquisition was treated on the basis of the purchase method of accounting. The operations of Syspart are included in the consolidated statements from the acquisition date. In 2000, 2001, 2002 and 2003, the Company paid additional consideration in the amounts of $164,000, $471,000, $486,000 and $496,000, respectively, which were paid due to a share price floor clause in the purchase agreement. In accordance with APB 16, “Business Combinations”, and EITF 97-8, “Accounting for Contingent Consideration Issued in a Purchase Business Combination”, the additional amounts were recorded as reductions to the additional paid-in capital.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:	GEOGRAPHIC INFORMATION

a.

The Company operates in a single segment as a provider of software solutions. See Note 1 for brief description of the Company’s business. The following data is presented in accordance with Statement of Financial Accounting Standard No. 131 “Disclosure About Segments of an Enterprise and Related Information”.

	b.	Geographic information:

The following is a summary of operations within geographic areas based on the end customers’ location.

		Year ended December 31,

		2001	2002	2003

		U.S. dollars in thousands

1.	Revenues:
	U.K.	$21,275	$25,438	$19,446
	North America	18,523	20,272	17,636
	France	5,976	3,450	2,594
	Germany	4,798	2,653	2,211
	Israel	6,097	5,776	6,453
	Other	6,766	7,239	3,978

		$63,435	$64,828	$52,318

		December 31,

		2001	2002	2003

		U.S. dollars in thousands

2.	Long-lived assets:
	France	$2,135	$2,426	$2,916
	Dutch Antilles	1,275	936	2,112
	Israel	11,722	10,213	12,934
	Germany	4,287	4,988	5,922
	Other	3,276	2,816	1,466

		$22,695	$21,379	$25,350

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:	SELECTED STATEMENTS OF OPERATIONS DATA

	a.	Research and development expenses:

	Year ended December 31,

	2001	2002	2003

	U.S. dollars in thousands

Total costs	$11,006	$9,448	$8,329

Less - capitalized software development costs	(3,967)	(2,732)	(4,539)
Less - royalty-bearing grants	(1,581)	(699)	(134)

Research and development expenses, net	$5,458	$6,017	$3,656

b.	Financial expenses, net:

Financial income:
Interest	$518	$778	$612
Foreign currency translation differences	3,728	6,511	26,178
Gain on sale of marketable securities	124	-	-

	4,370	7,289	26,790

Financial expenses:
Interest	1,818	1,747	1,246
Foreign currency translation differences	5,277	6,351	26,292
Bank charges and others	462	162	133
Loss on sale of bonds	-	-	77

	7,557	8,260	27,748

Financial expenses, net	$3,187	$971	$958

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	SUBSEQUENT EVENTS (UNAUDITED)

	a.	On March 16, 2004, the Company and the investors in eZoneXchange mentioned in Note 1c signed an agreement according to which:

		1)	The Company shall issue the investors 750,000 shares of Common stock of the Company at no consideration.

2)

An amount of $8.6 million shall be due to the investors by the Company as a repayment of a loan, which bears annual interest of 7.5% to be paid on each July 10 and January 10. Principal payments of the loan shall be made as follows: (1) $4.6 million by no later than May 1, 2004, and (2) $4.0 million by no later than May 1, 2005.

3)

The Company shall issue to the investors warrants to purchase 350,000 shares of Common Stock of the Company at an exercise price of $4.0 per Common share. The warrant shall be exercised, in whole or in part, at any time during the period from issuance to December 31, 2007.

The Company expects to record an expense in the amount of approximately $676,000, in connection with this transaction.

b.

Through March 3, 2004, 179,663 Options (Series A) were exercised into Debentures, with a total exercise price of approximately $3.8 million. 105,225 of the Options (Series A) were exercised by one of the Company’s subsidiaries in Israel.

- - - - - - - - - - - - -

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf

SAPIENS INTERNATIONAL CORPORATION N.V.

By:

/s/ Yitzhak Sharir

Yitzhak Sharir

President & Chief Executive Officer

Date: June 10, 2004