Form 20-F
period 2004-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2005-06-29
CIK 885740

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Common Shares, par value € 0.01 per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2004 the issuer had 11,748,935 Common Shares, par value € 0.01 per share outstanding.

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒           No ☐

Indicate by checkmark which financial statement item the registrant has elected to follow:

Item 17   ☐          Item 18   ☒

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

References to “Sapiens,” the “Company,” “us,” “we” and “our” refer to Sapiens International Corporation N.V. (the “Registrant”), a Netherlands Antilles company, and its consolidated subsidiaries.

References to “our shares,” “Common Shares” and similar expressions refer to the Registrant’s Common Shares, par value € 0.01 per share.

References to “dollars”, “US dollar” or “$” are to United States Dollars.

References to “NIS” are to New Israel Shekels, the Israeli currency.

Cautionary Statement Regarding Forward-Looking Statements

Certain matters discussed in this annual report are forward-looking statements that are based on our beliefs and assumptions as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those described herein. Please read the risks discussed in Item 3 – “Key Information” under the caption “Risk Factors” and cautionary statements appearing elsewhere in this annual report in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements.

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

The following tables summarize certain selected consolidated financial data for the periods and as of the dates indicated. We derived the statement of operations financial data for the years ended December 31, 2002, 2003 and 2004 and the balance sheet data as at December 31, 2003 and 2004 from our consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations financial data for the years ended December 31, 2000 and 2001 and the balance sheet data for the years ended December 31, 2000, 2001 and 2002 are derived from our audited financial statements not included in this annual report. Certain financial data for 2000 and 2001 were reclassified to conform to the 2002 presentation and certain financial data for 2003 were reclassified to conform to the 2004 presentation. You should read the selected consolidated financial data together with our consolidated financial statements included elsewhere in this annual report and with Item 5, “Operating and Financial Review and Prospects.” Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

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

On August 26, 2004, at the Annual General Meeting, our shareholders approved an increase in the number of authorized Common Shares to 30,000,000 and a change in the par value of all authorized shares to one Eurocent (€ 0.01). As a result, the total nominal capital of the Company is € 310,000, reflecting 30,000,000 Common Shares and 1,000,000 Preferred Shares.

	Year Ended December 31,

Selected Financial Data:	2000	2001	2002	2003	2004

	(In thousands, except per share data)

Revenues:
Products	$43,995	$33,924	$42,008	$32,580	$26,781
Consulting and other services	28,749	29,511	22,820	19,738	21,023

Total revenues	72,744	63,435	64,828	52,318	47,804

Cost of revenues:
Cost of products	30,283	23,711	22,567	17,489	$16,578
Cost of consulting and other services	20,652	18,902	13,543	11,118	10,186
Impairment of capitalized software development costs	–	–	–	–	901

Total cost of revenues	50,935	42,613	36,110	28,607	27,665

Gross profit	21,809	20,822	28,718	23,711	20,139

Operating Expenses:
Research and development, net	10,317	5,458	6,017	3,656	2,531
Selling, marketing, general and administrative, net	46,682	28,725	23,782	21,539	19,260
Aborted Merger Costs	1,252	–	–	–	–
Restructuring Costs	2,558	–	481	–	–

Total operating expenses	60,809	34,183	30,280	25,195	21,791

Operating loss	39,000	13,361	1,562	1,484	1,652
Financial expenses, net	632	3,187	971	958	2,410
Other expenses (income), net	403	665	1,173	(244)	552

Loss before taxes on income	40,035	17,213	3,706	2,198	4,614

Taxes on income (benefit)	(1,949)	726	1,408	(19)	217
Minority interests in earnings of a subsidiary	–	31	39	8	11

Net loss	38,086	17,970	5,153	2,187	4,842

Settlement of redeemable shares in a subsidiary	–	–	–	–	299

Dividends on preferred shares	107	–	–	–	–

Net loss to shareholders of Common Shares	$38,193	$17,970	$5,153	$2,187	$5,141

Basic and diluted net loss per share	$8.46	$3.91	$1.03	$0.20	$0.46

Weighted average number of shares used in computing basic and diluted loss per share	4,511	4,600	4,999	10,693	11,273

	At December 31,

Balance Sheet Data:	2000	2001	2002	2003	2004

Cash and cash equivalents	$17,038	$16,087	$22,001	$31,775	$10,942
Working capital	7,890	1,637	9,615	20,373	2,767
Total assets	92,400	68,380	65,152	76,723	68,734
Long-term debt and other liabilities	7,430	7,365	7,787	24,783	23,281
Total shareholders’ equity	18,896	10,207	15,895	13,929	12,080

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In October 2001, we announced a new strategic initiative focusing on the insurance and financial services industries. Since then, we narrowed our focus to concentrate on the insurance industry. Our goal is to rise to a position of global leadership in delivering strategic business software solutions to this market. Implementing this new strategy requires us, among other things, to design appropriate software solutions, maintain sufficient sales and marketing resources, recruit, train and hire sufficient professional services personnel and face intense competition. We have experienced delays in penetration of the insurance industry, and such delays have contributed to a decline in our short-term results. We expect that additional time will be required to implement our strategy. Our future efforts to gain acceptance for our solutions may still not succeed. Our inability to carry out our strategy in a timely manner, or the failure of the strategy could have a material adverse affect on our short and medium term results and on our capability to grow and achieve our long-term goals.

We have a history of losses, and we anticipate that our revenues for the short to medium term will decline while our expenses may increase as a result of maintaining of our research and development and marketing efforts and increased interest costs.

We incurred net losses of approximately $2.2 million and $5.1 million for the years ended December 31, 2003 and December 31, 2004, respectively, and even greater losses in prior periods. We cannot predict the extent of our future losses and when, or if, we may become profitable on a sustained basis. Due to the delay in the implementation of our strategy of offering solutions to the insurance industry and possible decline in orders from existing customers, we anticipate that our revenues in the short to medium term will decline. At the same time, expenses may increase in the foreseeable future as we maintain our research and development, sales and marketing activities. In addition, following our offering of approximately $17.1 principal amount of convertible debentures in December 2003, we have the obligation to pay the debenture holders interest and to pay the principal amount when the debentures are due. Our research and development, marketing and sales efforts may prove more costly than we currently anticipate, and we may not succeed in the long term in increasing our revenues sufficiently to offset the expenses of those efforts and of paying interest on the debentures. If we fail to increase our revenues at a greater rate than our expenses, we will not be able to achieve profitability.

Our working capital has declined significantly and we need to raise capital.

Our liquidity has been reduced due to the drop in our cash reserves available. We will need to raise capital in order to continue financing our business activities and to continue meeting our other obligations. There is no assurance that we will be able to obtain financing at all, or if we do, that it will be on favorable terms. In addition, if we issue capital stock to investors, in order to raise cash, our existing shareholders will experience dilution.

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

The market for our solutions is characterized by rapidly changing business conditions and customer requirements. The introduction of solutions embodying new technology and the emergence of new customer requirements can render existing technology obsolete and unmarketable. Our ability to anticipate changes in technology and customer requirements and to successfully develop and introduce new and enhanced solutions on a timely basis will be significant factors in our ability to grow and to remain competitive. Substantial expenditures are required for research and development and the introduction of new products. There can be no assurance that we will have sufficient resources to make such investments, or that these investments will bring the full advantages or any advantage as planned. We have in the past experienced delays introducing our technology and enhancements, and there can be no assurance that we will not encounter technical or other difficulties that could delay introduction of new technologies or enhancements in the future. There can be no assurance that we will be successful in developing and marketing enhancements that incorporate new technology on a timely basis, or that its new solutions will adequately address the changing needs of the marketplace. Our failure, for technological or other reasons, to timely develop and market products incorporating new technologies could have a material adverse effect on our results of operations, financial condition and cash flows.

Continuing adverse conditions in the market for information technology solutions may lead to decreased demand for our products and services and could harm our business and results of operations.

Sapiens’ products and services are generally used by organizations with large information technology budgets and needs. The economic slowdown that affected the markets in which we operate had a particularly significant impact on the information technology sector. In response to this difficult economic environment, a number of our customers and potential customers have changed priorities and reduced their information technology budgets, leading to a decline in demand for our products. In addition, our customers and potential customers have lengthened the time they take to decide on purchases of information technology products and services. We believe that these adverse market conditions, and the response of certain of our customers and potential customers to these recent developments, have had a negative impact on our revenues. Should these market conditions persist, our business and results of operations could suffer further.

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

Our existing customers are a key asset of Sapiens, and we depend on repeat product and service revenues from our base of customers. Specifically, revenues from sales to EDS Credit Services constituted 16% of our consolidated revenues in 2004. There can be no assurance that our existing customers will enter into new project contracts with Sapiens or that they will continue using our enabling technologies. If our revenue stream from existing customers were to decline significantly, it would have a material adverse impact on our operating results.

The relationships with three large customers of our U.S. subsidiary – OneBeacon Insurance Company, Occidental Fire & Casualty and Computer Sciences Corporation (“CSC”) –two large customers of our subsidiary in the United Kingdom – Liverpool Victoria and EDS Credit Services – and a large customer of our subsidiary in Israel – Menorah Insurance Company, are the sources of a large portion of the revenues of each of those three subsidiaries. During 2004, revenues from sales to the American customers specified above constituted 49% of the total revenues of the U.S. subsidiary (13% of our consolidated revenues); and revenues from sales to the British customers specified above constituted 65% of the total revenues of the U.K. subsidiary (25% of our consolidated revenues) and revenues from sales to the Israeli customer specified above constituted 38% of the total revenues of the Israeli subsidiary (7% of our consolidated revenues). Our sales to these customers have declined in recent years, which negatively impacted our revenue stream. If we experience further reductions in sales to these customers, our revenue stream will be further negatively affected.

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

Some of our solutions are sold as fixed-price projects with delivery requirements spanning more than one year. If our actual cost-to-completion of these projects differs significantly from the estimated costs, there could be a material adverse effect on our results of operations and financial position. Similarly, delays in executing client contracts may affect our revenue and cause our operating results to vary widely. Some of our solutions may be priced in excess of $1.0 million and are delivered over periods of time ranging from several months to a few years. Payment terms are generally based on periodic payments or on the achievement of milestones. Any delays in payment or in the achievement of milestones may have a material adverse impact on our results of operations, financial position or cash flows. The sales cycle for our solutions is long and variable, typically ranging between nine months to eighteen months from initial contact with the potential client to the signing of a contract. Occasionally, sales require substantially more time. This variability may adversely affect our operating results in any particular quarter.

Our business involves business-critical solutions which expose us to potential liability claims.

Our products focus on organizations’ business-critical applications including those related to core business solutions for the insurance and financial services industries and we provide re-engineering and re-development services for customers’ specialized needs. Since our customers rely on our software to operate, monitor and improve the performance of their critical software applications, they are sensitive to potential disruptions that may be caused by the use of, or any defects in, our software. As a result, we may be subject to claims for damages related to software errors in the future. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Regardless of whether we prevail, diversion of key employees’ time and attention from the business, incurrence of substantial expenses and potential damage to our reputation might result. While the terms of our sales contracts typically limit our exposure to potential liability claims, and we carry errors and omissions insurance against such claims, there can be no assurance that such insurance will continue to be available on acceptable terms, if at all, or that such insurance will provide us with adequate protection against any such claims. A significant liability claim against us could have a material adverse effect on our results of operations and financial position.

Defects in our technology would harm our business and divert resources.

The quality of our products, enhancements and new versions is critical to our success. Since our software solutions are complex, they may contain errors that can be detected at any point in its life cycle. Any errors or defects in our technology could result in:

—	delayed or lost revenue;

—	failure to attract new customers or achieve market acceptance;

—	claims against us;

—	diversion of development resources;

—	increased service, warranty and insurance costs; and

—	negative publicity resulting in damage to our reputation.

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

In accordance with industry practice, we rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology. We believe that because of the dynamic nature of the computer and software industries, copyright protection is less significant than factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services. We seek to protect the source code of our products as trade secret information and as an unpublished copyright work. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements that grant customers a personal, non-transferable license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. In addition, we attempt to protect trade secrets and other proprietary information through non-disclosure agreements with employees, consultants and distributors. Although we intend to protect our rights vigorously, there can be no assurance that these measures will be successful. If we fail to protect our rights, and others are able to improperly use our products without licensing them from us, this failure may have a material adverse effect on our results of operations and financial condition.

Our Sapiens eMerge™ solution is proprietary to us and if we need to hire programmers, maintenance and professional services providers, we would incur training costs and delays due to training

Our Sapiens eMerge™ solution was designed by us and its use requires special knowledge and training. If our current employees leave the company or if a new project is undertaken by the company and we need to hire new programmers or people to provide maintenance and professional services to our customers, we would have to train the new employees and consultants in Sapiens eMerge™. As a result, we would incur training costs and would have to delay implementation of projects and services until such individuals were adequately trained. In addition, once these individuals are initially trained, they would still be inexperienced with Sapiens eMerge™ and would take additional time to develop efficiency and proficiency with Sapiens eMerge™. As a result of these costs and delays, there could be a negative impact on our results of operations and our relationships with our customers.

As part of our business strategy, we may make acquisitions that could disrupt our business and harm our results of operations and financial condition.

As part of our growth strategy, we occasionally consider acquiring complementary technologies, products and businesses. If we use capital stock, our existing shareholders may experience dilution. If we use cash or debt financing, our financial liquidity will be reduced, the holders of our debt would have claims on our assets ahead of holders of our Common Shares and our business operations may be restricted by the terms of any debt, including restrictions on our ability to pay dividends on our Common Shares. An acquisition may involve nonrecurring charges or amortization of significant amounts of intangible assets, which would adversely affect our ability to achieve and maintain profitability. Attempted acquisitions may divert management, operational and financial resources from the conduct of our core business, and we may not complete any attempted acquisition. In addition, operation of any acquired or merged businesses technologies or assets would involve numerous risks, including: problems combining any purchased operations with our own operations; unanticipated costs and the loss of key employees, particularly those of the purchased organization. There is no assurance that any future acquisition will be successful or that if we successfully integrate the acquired business with our own, we will receive the intended benefits of the acquisition.

If we decide to close or curtail the operations of our subsidiaries in Europe, we would incur substantial severance costs which would materially affect our results of operations in the short term and our revenues would be negatively impacted

We have several subsidiaries in Europe with many employees. If we decide to close one or more of those subsidiaries or to reduce the workforce in one or more of those subsidiaries, we will be subject to severance pay laws and other laws regarding social benefits in Europe which would require us to pay substantial amounts. As a result, even cost-cutting measures would generate substantial additional costs in the short term which would have a material adverse affect on our results of operations. In addition, our revenues would be affected since existing customers in such countries may decide to stop working with us or not to renew agreements for additional terms.

The terms of our bank debt include a number of restrictive covenants which, if breached, could result in acceleration of our obligation to repay our debt.

Our loan and credit line agreements contain a number of conditions and limitations on the ways in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. Our loan and credit line agreements also contain various covenants which require us to maintain certain financial ratios related to shareholders’ equity and operating results. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us or our shareholders. There can be no assurance that we will continue to fulfill these covenants or, if we do not fulfill one or more of these covenants, that we will receive from our lender banks waivers of the necessity of fulfilling such covenants.

Our failure to comply with the covenants and restrictions contained in our loan and credit line agreements could lead to a default under the terms of these agreements. If a default occurs and we are unable to renegotiate the terms of the debt, the lenders could declare all amounts borrowed and all amounts due to them under the agreements due and payable. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell our assets to satisfy the debt. As a result of negotiations regarding the extension of our loan agreements, the assets of our subsidiary in the United States will be subject to a UCC-1 security interest and the assets of our subsidiaries in Israel and the United Kingdom will be subject to a floating lien. Foreclosure on these assets could have a material adverse effect on our results of operations and financial condition.

Our liquidity may be negatively affected due to outstanding obligations to investors in the discontinued operations of a subsidiary.

In April 2000, F.I.D. Holdings Ltd. and Israel Discount Bank Ltd. (the “Investors”) invested $15 million in eZoneXchange.com, Inc. (“eZone”), a subsidiary of the Company. The private placement to the Investors was accompanied by a Put/Call Agreement, according to which the Investors were granted the right to require us to repurchase their shares in the subsidiary beginning May 2004 in exchange for both cash and our Common Shares. In February 2001, management decided to discontinue the operations of eZone. In March 2004, we entered into a new agreement with the Investors which replaced the Put/Call Agreement and which restructured the remaining portion of the put option. We agreed to issue the Investors, in a private placement, 750,000 Common Shares and warrants to purchase 350,000 additional Common Shares. In addition, we agreed to pay the Investors in two annual installments a total of $8.6 million plus interest at 7.5% a year by May 1, 2005. In May 2005, we entered into an agreement regarding the payment of the $4.0 million due May 1, 2005. We paid $2.0 million at the beginning of May 2005 and agreed to pay $1.0 million on April 1, 2006 and $1.0 million on August 1, 2006. The Investors may, at their sole discretion, convert all or any portion of the $1.0 million payable on August 1, 2006 into our Common Shares, at a conversion price per each share of $3.20. Payment of the balance of $2.0 million may affect our liquidity by reducing the cash reserves needed for financing our business activities or for meeting other obligations.

As a result of an offering of convertible debentures, we have significant debt and we could experience a shortage of cash with which to repay the debt. In addition, the amount of the debt could hinder our activities and affect the flexibility needed for such activities.

In December 2003, we completed an offering of convertible debentures on the Tel Aviv Stock Exchange. The offering resulted in gross proceeds to us of approximately $17.1 million. The debentures were offered in units which included options to purchase additional debentures and with warrants to purchase our Common Shares. Options which were exercised by non-affiliates of the Company before their expiry date resulted in additional gross proceeds of approximately $1.5 million to the Company in the first quarter of 2004. If we are unable to create sufficient positive cash flow or obtain through other means the funds needed to repay the principal of the debt with interest, we could breach the terms of the debentures and of the Trust Deed which we entered into in connection with the offering. Even if we are able to make the payments required by the debentures, the amount of the debt could have a material adverse effect on our results of operations and financial position. For example, the debt could restrict our ability to obtain additional financing, restrict our flexibility in planning or in reacting to changes in the business, place us in a position inferior to that of competitors with lower debts or make us more vulnerable if there is a downturn in our revenues or in the economy in general. The amount of the debt could require us to dedicate a material part of our cash flow to payment of interest and repayment of principal and in addition reducing our ability to use the cash for other purposes such as working capital.

Our future results could be adversely affected by an impairment of the value of certain intangible assets.

The assets listed in our consolidated balance sheet include, among other things, goodwill valued at approximately $8.6 million, capitalized software development costs valued at approximately $12.4 million, and long-term deferred income taxes valued at approximately $3.8 million. The applicable accounting standards require that (a) goodwill be tested for impairment on a regular basis, and written down when impaired; (b) capitalized software costs be assessed for recoverability on a regular basis, to determine whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold, in accordance with SFAS No. 86; and (c) certain identifiable intangible assets such as deferred taxes be reviewed for impairment in certain circumstances. If our goodwill, capitalized software development costs or deferred tax assets were deemed to be impaired in whole or in part due to the Company not achieving its goals, we could be required to reduce or write off such assets, thus having to recognize additional expense in our statements of operations and to reduce our shareholders’ equity. In 2004, we recorded an impairment of capitalized software costs in the amount of $901,000 since the unamortized capitalized costs of the software exceeded its net realizable value.

Our quarterly results may be impacted by multiple short-term factors.

Our revenue and operating results could widely vary from quarter to quarter as a result of several different factors, such as the budgeting and purchasing practices of our customers, the length of the customer product evaluation process, the timing of our customers’ system conversions, the timing and cost of new product introductions and product enhancements, and the timing of any acquisitions and associated costs. Employee hiring and the rate of utilization of such employees may also affect our revenues and results of operations.

Our international operations involve inherent risks, such as foreign currency fluctuations and compliance with various regulatory and tax regimes.

Most of our revenues are derived from international operations that are conducted in local currencies as well as dollars. Changes in the value of such local currencies or the dollar relative to such local currencies may affect our financial position and results of operations. Gains and losses on translations to dollars of assets and liabilities may contribute to fluctuations in our financial position and results of operations. We engage in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our financial position and results of operations. However, there can be no assurance that any such hedging transaction, if entered into, will materially reduce the effect of fluctuation in foreign currency exchange rates on such results. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies were imposed, our financial position and results of operations could be adversely affected.

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

Formula Systems (1985) Ltd. (“Formula”), whose ADR’s trade on Nasdaq and whose shares trade on the Tel Aviv Stock Exchange, directly owns (as of June 28, 2005) 7,453,500, or approximately 58%, of our currently outstanding Common Shares. As recently as June 2005, Formula invested an additional $2 million and received 1,041,667 of our Common Shares. Formula is and may continue to be in a position to exercise control over most matters requiring shareholder approval. Formula may use its share ownership or representation on our board of directors to substantially influence corporate actions that conflict with the interests of our other public shareholders including, without limitation, changing the size and composition of the board of directors and committees of our board of directors, causing the issuance of further securities, amending our governing documents or otherwise controlling the outcome of shareholder votes. Further, actions by Formula with respect to the disposition of the shares it beneficially owns, or the perception that such actions may occur, may adversely affect the trading price of our shares on Nasdaq.

The implementation of SFAS No. 123(R) would negatively affect our results of operation.

The Financial Accounting Standards Board (“FASB”) has recently adopted an accounting standard (“SFAS No. 123(R)”) that requires the fair value of all equity-based awards granted to employees be recognized in the statement of operations as compensation expense, beginning in the first quarter of 2006.

The various methods for determining the fair value of stock options are based on, among other things, the volatility of the underlying stock. Our stock price has historically been volatile. The adoption of SFAS No. 123(R) will negatively affect our results of operations and may adversely affect our stock price. Such adoption may also affect our management’s discretion to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees. See Notes 2t and 2v of the Notes to the Consolidated Financial Statements for a description of SFAS No. 123(R) and its expected effect on our losses and losses per share.

We may be classified as a passive foreign investment company and, as a result, our U.S. shareholders may suffer adverse tax consequences.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders, including gain realized on the sale of our Common Shares being treated as ordinary income rather than capital gain income and could result in punitive interest charges being applied to such sales proceeds. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our Common Shares.

Based on an analysis of our assets and income, we believe that in 2004 we were not a PFIC. We currently expect that we will not be a PFIC in 2005. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. Therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2005 or in a future year. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10, “Additional Information – Taxation – U.S. Federal Income Tax Considerations-Tax Consequences if We are a Passive Foreign Investment Company.”

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

Some of our executive officers and employees in Israel are obligated to perform military reserve duty, currently consisting of approximately 30 days of service annually. Additionally, they are subject to being called to active duty at any time upon the outbreak of hostilities. While we have operated effectively under these requirements since the establishment of Sapiens, no assessment can be made as to the full impact of such requirements on our business or work force and no prediction can be made as to the effect on us of any expansion of such obligations.

We intend to rely upon tax benefits from the State of Israel, benefits that in certain circumstances may not be available to us as anticipated.

Our subsidiary, Sapiens Technologies (1982) Ltd., which is incorporated in Israel, was granted “Approved Enterprise” status by the Investment Center of the Israeli government for six investment programs in 1984, 1991, 1993, 1995, 1998 and 2000 under the Law for Encouragement of Capital Investments, 1959. We are eligible for certain tax benefits based on this status. In order to receive these tax benefits, Sapiens Technologies must comply with two material conditions: (a) it must invest a certain amount in property and equipment, and (b) it must finance a certain portion of these investments out of equity capital. We believe that Sapiens Technologies has complied with these conditions. If the Investment Center determines that we failed to comply with the conditions summarized above, these past benefits may be canceled, reduced or rendered unavailable to us, which could have a material adverse effect on our results of operations and financial condition. On April 1, 2005, an amendment to the Law for Encouragement of Capital Investments, 1959, came into force. See Note 13 of the Notes to the Consolidated Financial Statements for a description of the amendment to the Law for Encouragement of Capital Investments, 1959 and its possible effects on our results of operations and financial condition.

Risks Related to the Market for our Common Shares

If we fail to meet the standards for continued listing of our shares on Nasdaq, particularly the minimum shareholders equity requirement, the shares could be de-listed from the Nasdaq National Market.

A company must continue to comply with several requirements in order to remain listed on Nasdaq. One of the requirements is that a company maintain a minimum shareholders equity of $10 million (“Minimum Shareholders Equity Requirement”). At the end of the first quarter of 2005, our shareholders equity was $9.0 million. In June 2005, Formula, our controlling shareholder, invested $2.0 million in Sapiens. See “Additional Information – Material Contracts. However, there can be no assurance that we will comply with the Minimum Shareholders Equity Requirement or that existing shareholders will make additional investments in the future. If we fail to maintain such compliance, our Common Shares could be de-listed from the Nasdaq National Market, which could have a material adverse effect on our share prices and our standing with current and future investors.

If we fail to meet other standards for continued listing of our Common Shares on Nasdaq, particularly the minimum bid requirement, the shares could be delisted from Nasdaq.

In addition to maintaining compliance with the Minimum Shareholders Equity Requirement, a company must continue to comply with other requirements in order to remain listed on Nasdaq. One of those requirements is that a company maintain a $1.00 minimum bid price (the “Minimum Bid Price Requirement”). In June 2003, we implemented a 1-for-5 reverse stock split of our Common Shares, to meet the Minimum Bid Price Requirement. It is our intent to comply with and meet the requirements for continued listing on Nasdaq. However, there can be no assurance that we will continue to meet all the requirements, including the Minimum Bid Price Requirement. Failure to meet one of Nasdaq’s continued listing standards could result in the delisting of our Common Shares from Nasdaq.

Our Common Shares are traded on more than one market and this may result in price variations.

Our Common Shares are traded on Nasdaq and the Tel Aviv Stock Exchange. Trading in our Common Shares on these markets will be made in different currencies (dollars on the Nasdaq National Market, and NIS on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Israel). The trading prices of our Common Shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our Common Shares on one of these markets could cause a decrease in the trading price of our Common Shares on the other market.

There is very little trading volume of our shares, which causes the stock price to be volatile and which may lead to losses by investors.

There is very little trading volume of our shares, both on Nasdaq and the Tel Aviv Stock Exchange. As a result, our shares have experienced significant market price volatility in the past and may experience significant market price and volume fluctuations in the future, in response to factors such as announcements of developments related to our business, announcements by competitors, quarterly fluctuations in our financial results and general conditions in the industry in which we compete.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate Details

Our legal and commercial name is Sapiens International Corporation N.V., and we were incorporated and registered in the Netherlands Antilles on April 6, 1990. We are a public limited liability company and operate under the provisions of the Netherlands Antilles Commercial Code. Our registered office is located at Lanhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, Netherlands Antilles and our telephone number in Curaçao is + 599-97366-277. MeesPierson Intertrust (Curaçao) N.V. is the Company’s agent in Curaçao and serves as a member of our Board of Directors. Our World Wide Web address is www.sapiens.com. The information contained on the web site is not a part of this annual report.

Important Business Developments since January 1, 2004

On March 16, 2004, we entered into an agreement with F.I.D. Holdings Ltd. and Israel Discount Bank Ltd., the investors in eZoneXchange.com, Inc. (the “Investors”) which replaced the earlier Put/Call Agreement and which restructured the remaining portion of the put option. We agreed to issue the Investors, in a private placement, 750,000 Common Shares and warrants to purchase 350,000 additional Common Shares that are exercisable through December 31, 2007. In addition, we agreed to pay the Investors in two annual installments a total of $8.6 million plus interest at 7.5% a year by May 1, 2005. The first installment of $4.6 million was paid as required at the beginning of May 2004.

In September 2004, we purchased the technologies underlying the INSIGHT™ for Closed Books solution from Liverpool Victoria, for a minimum amount of approximately $1.7 million to be paid in 4 annual installments, beginning December 31, 2005. Under certain conditions set forth in the agreement, the consideration may increase in the future, based on the number of policies administered by such solution.

In May 2005, we entered into an agreement with the Investors, regarding the payment of the remaining $4.0 million due to the Investors, pursuant to the March 2004 agreement between us and the Investors, as described above. We agreed to pay $2.0 million on May 2, 2005, $1.0 million by April 1, 2006 and $1.0 million by August 1, 2006. The Investors may, at their sole discretion, convert all or any portion of the $1.0 million payable on August 1, 2006 into our Common Shares, at a conversion price per each share of $3.20. In addition, the interest to be paid on the outstanding principal amount was changed to LIBOR plus 2.5%. The first installment of $2.0 million was paid as required at the beginning of May 2005.
(For further details about the transaction with FID, see Item 10, “Additional Information – Material Contracts.”)

In June 2005, we entered into a share purchase agreement with our major shareholder, Formula, whereby Formula invested $2.0 million in Sapiens, and we issued 1,041,667 shares to Formula, at a purchase price per share of $1.92, which was the average closing price for the 10 day period prior to the execution of the agreement. The shares issued pursuant to the June 2005 were granted “piggyback” registration rights, similar to those granted to Formula and Yarnfield in the 2001 investment.
(For further details about the transaction with Formula, see Item 10, “Additional Information – Material Contracts.”)

Capital Expenditures and Divestitures since January 1, 2002

Our principal capital expenditures during the last three years related mainly to the purchase of computer equipment and software for use by our subsidiaries. These capital expenditures totaled $1.0 million in 2002, $750,000 in 2003 and $442,000 in 2004.

B.      Business Overview

We are a global provider of information technology (“IT”) solutions that modernize business processes to enable insurance and other leading companies to quickly adapt to change. Our solutions, sold as customizable software modules, align IT with business demands for speed, flexibility and efficiency. Our solutions are supplemented by our technology, methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications. Our solutions include scalable insurance applications we have developed for leading organizations such as AXA, Norwich Union, Liverpool Victoria, OneBeacon, Fortis, Principal Financial Group, the Surplus Line Association of California, Allianz Group, Menorah Insurance and Mivtachim Pension Funds. Our service offerings include a standard consulting offering that helps customers make better use of IT in order to achieve its business objectives.

Our core technology, Sapiens eMerge™, is a rules-based application development suite which enables rapid solution development for complex mission-critical enterprises to deliver new functionality, achieve legacy modernization and enterprise application integration. We believe that our understanding of the insurance marketplace and broad experience in mainframe-based legacy systems, backed by the high return on investment made possible by Sapiens eMerge™, help our customers gain a competitive edge in the rapidly changing business world while maximizing the value of their investments in existing IT systems.

Our primary goal is to rise to a position of global leadership in delivering strategic business software solutions to the insurance industry. Our mission is to drive customer profitability in the global insurance industry through thought leadership and the proven delivery methodology of our innovative solutions. We plan to achieve this objective by combining our subject matter expertise and extensive experience in implementing feature-rich, robust, high volume solutions in order to deliver to our clients customizable software products for life insurance, pensions and annuities, general insurance, reinsurance, underwriting and loans and mortgages. The primary building block of our solution offerings remains Sapiens eMerge™, our business rules engine that has evolved and matured over the course of thousands of man-years of research and development efforts. Sapiens eMerge™, which serves over 100 of our clients worldwide, reduces the cost of business software development and maintenance.

We market our solutions globally through our direct sales force and through marketing alliances with global IT providers, such as IBM Corporation and Electronic Data Systems Corporation. Sapiens has cooperated with IBM Corporation for over 10 years at what IBM refers to as a “Premier Partner” level. Currently, the Company is an “Advanced Partner” of IBM and works with IBM on solutions, joint development, testing, validation and marketing. Through this and other business alliances, Sapiens has developed extensive knowledge in mainframe and mid-range systems, including CICS, DB2, MQSeries and the WebSphere e-business platform. We are also a member of the IBM’s Insurance Application Architecture (IAA) group and the ISV Advantage Program for the Small and Medium Business insurance market segment. These alliances enable us to reach a broader base of customers while complementing our partners’ offerings.

Industry Background

The global insurance industry is at a crossroads; facing increased underwriting risks, a highly competitive landscape, new regulations, complicated sales channels and demanding customers.

The insurance industry is struggling to meet heightened needs of intermediaries and customers that have grown to expect information and answers immediately on request. Increased competition, demographic trends, legislative and regulatory requirements, recent disasters and escalating operational costs add to the complex challenges insurance organizations face today.

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

Our Business Solutions for the Insurance Industry

Our management has focused the Company’s resources on delivering solutions to help the insurance industry become more agile in the face of the new and rapidly changing business environment described above, while simultaneously reducing their IT costs.

By creating interdisciplinary teams and working with leading insurance companies, Sapiens has formulated INSIGHT™, a suite of modular business software solutions that make use of existing assets to quickly and cost-effectively modernize business processes that are the key to survival in the current, challenging insurance landscape.

Sapiens INSIGHT™ is designed for the general (property and casualty) and life insurance markets. These solutions can be customized to match specific legacy systems and business requirements, while providing pre-configured functionality. These solutions can be used independently or together as follows:

* INSIGHT™ for Property & Casualty

INSIGHT™ for Property & Casualty (formerly known as Policy INSIGHT™) is a fully functional, general insurance policy administration solution that makes it easier for brokers and agents to do business with carriers. By automating the process, this web-enabled solution reduces the cost of doing business and optimizes risk selection through the use of rules based underwriting. INSIGHT™ for Property & Casualty is designed to improve internal efficiencies and simplify and accelerate the cycle of new business, and property and casualty policy processing and administration, by automating policy lifecycle processes and by allowing business analysts to quickly respond to changing rate and regulation issues. The solution also provides functionality supporting the rapid development and launch of new products to keep pace with competitive pressures and market opportunities.

* INSIGHT™ for Life & Pensions (INSIGHT™ for Life & Annuities)

INSIGHT™ for Life & Pensions (formerly Life & Pensions INSIGHT™), known in the United States as INSIGHT™ for Life & Annuities, is a powerful and comprehensive framework-based life and pensions solution that serves companies administering life insurance, pension funds, health insurance and saving plans.

INSIGHT™ for Life & Pensions is dynamic, highly customizable and can be easily accommodated to administer changes in processes. It is fully web-enabled, prepared to utilize the advantages of the Internet and intranets.

INSIGHT™ for Life & Pensions consists of independent modules that can be implemented together or only individually:

—	Processes Management – An efficient processes management module, very easy to build and maintain

—	Products Management – Set of tools that enables minimum time-to-market

—	Dossier Administration

—	Surrender Value and Paid-Up policies processes

—	Billing and Collection

—	Funds Revaluation

—	Investment Gateway

* INSIGHT™ for Underwriting

INSIGHT™ for Underwriting (formerly MediRisk INSIGHT™) is an underwriting solution for life, health and disability insurance. It reduces a customer’s costs by automating a larger portion of the process of evaluating the risks of new business and by streamlining the procedures for handling new business. By using this solution, an insurance company can make underwriting assessments on new cases earlier in the business cycle and achieve greater consistency in its decision-making. We market INSIGHT™ for Underwriting on the basis of licensing and distribution agreements with MediRisk Solutions Ltd. which developed the solution and holds the intellectual property rights to it.

* INSIGHT™ for Reinsurance

INSIGHT™ for Reinsurance (formerly Reinsurance INSIGHT™) is a sophisticated solution for the insurance market, designed to support carriers and reinsurers in the management of all types of reinsurance for the general (property and casualty) and life insurance markets, according to the rapidly changing requirements of the international reinsurance market. This state-of-the-art, web-enabled solution streamlines and reduces the cost of handling all reinsurance functions through automation, is based on ACORD standards and B2B XML technology, and is designed for a multi-language, multi-currency, multi-company environment.

* INSIGHT™ for Claims

INSIGHT™ for Claims (formerly Claims INSIGHT™) is a solution that effectively manages and streamlines the information flow of claim handling across an insurance provider’s entire organization. The claims handled include disability and maturity claims (annuities, pensions), death claims and health claims. This solution uses highly accessible business rules and messaging standards and allows the use of a company’s existing information assets. Thus, the solution improves operational efficiency and enables better and more versatile customer service capabilities, with the goal of providing faster return on investment by reducing the total claims payout.

* INSIGHT™ for Closed Books

INSIGHT™ for Closed Books (formerly Closed Books INSIGHT™), also known as LifeLite, is a solution for life insurance companies and pension funds seeking ways to reduce the cost of maintaining long-term closed books of business, that is, lines of business that are no longer current. We provide customizable solutions that enable companies to efficiently and more effectively administer policies and claims relating to closed books. Lower ongoing cost of ownership is achieved by replacing “old” systems (which reflect out-dated business models and working practices with long processing cycles and limited on-line functionality) with modern technology and a Web browser user interface. In September 2004, we purchased the technologies underlying the INSIGHT™ for Closed Books solution from Liverpool Victoria.

By creating cross-functional teams and partnering with leading insurance companies, we have developed Sapiens INSIGHT™ insurance solutions suite that is already helping enterprises adapt to the marketplace’s time and cost pressures.

We collaborate with our clients to tailor the INSIGHT™ solutions to achieve the unique operational performance goals of each organization. In addition, we have executed independent projects for the insurance market, providing enhanced information access and visibility to empower the sales, agent and broker community, thus accelerating transaction processing for improved customer service and business efficiency. Our insurance solutions, which include the INSIGHT™ family, are based on Sapiens eMerge™, our rules-based rapid application development (RAD) suite, which enables rapid solution development and maintenance. The INSIGHT™ modules therefore allow the codifying of carriers’ implicit business rules into explicit, executable technical rules. The transition to a rules-based system allows for rapid interactive development by technical and business personnel, allowing business users to make changes using everyday language rules rather than application code. Sapiens’ insurance solutions are compatible with a variety of platforms including IBM zSeries, IBM iSeries and HP UNIX at the host-side and Intel-based Web servers. They are also compatible with open architecture standards such as ..NET, J2EE, XML, Web Services and application server platforms such as IBM’s WebSphere™.

Services

Outsourcing of Application Maintenance. Our outsourcing services developed from our strong, long-term relationships with our customers. We are currently servicing multi-year outsourcing contracts with blue-chip customers involving mission-critical systems. The outsourcing projects are performed either on or off the customers’ premises. Our asset discovery solution contributes to the maintenance and management of an enterprise’s IT environment.

IT Services. We provide customers with specialized IT services in many areas, including project management and technical assistance. Our personnel work with the customer for the duration of the entire project, collectively undertaking design, development and deployment tasks, coupled with hands-on-training, to achieve a rapid software solution that matches the customer’s business and IT goals. We have also evolved our service offerings to include a strategy-based discovery and analysis blueprint that helps improve the IT impact on a company’s business objectives.

Our Core Technology-Sapiens eMerge™

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

Sapiens eMerge™ is based on a multi-level architecture and operates in multi-platform environments, encompassing many hardware vendors, operating system environments and databases. Host-side platforms supported include IBM’s S/390 (zSeries), AS/400 (iSeries) and HP-UNIX. Sapiens eMerge™ supports databases such as DB2, VSAM, IMS, DB2/400, Oracle and Informix. Since Sapiens eMerge™ exemplifies open systems and cross-platform capabilities, solutions developed with it can be seamlessly migrated from platform to platform and from database to database.

Development, deployment, integration and administration of applications are all accomplished through the technology components of Sapiens eMerge™, providing customers with flexible, scalable and feature-rich systems.

Key Benefits of our Technology to our Customers

—     Fast Time to Market and High Return on Investment. Our combination of a Rapid Application Development (RAD) methodology, rules-based development tools and experienced consultants has resulted in significant productivity increases at customer sites. Declarative development with business rules replaces traditional programming methods, addressing the full application life cycle, meaning that no programming code development is required. Sapiens eMerge™ also employs a “positive inference” engine that streamlines application development by requiring only the definition of standard situations, while automatically generating the logic required to handle the non-standard ones. This represents a reduction in logic specification and application maintenance and greatly enhances the quality of the delivered application compared to conventional development environments where most “bugs” arise in the non-standard logic.

—     Strong Technical Competence. Our solutions enable organizations to capitalize on their existing large-scale applications and data by non-intrusively integrating them with modern applications and technologies. Our solutions not only extend the productive life of older computer systems but simultaneously provide a migration path to next-generation technologies. Our solutions are designed for an extensive list of computing platforms and technologies including IBM zSeries and iSeries, HP-Unix at the host server-side and Windows 2000 / XP Web Servers; due to the separation between business logic, data access logic and presentation logic, applications developed for a particular computing platform and database are seamlessly portable to other supported computing platforms and databases. The platform-independent nature of our solutions allows them to be scaled according to the needs of the organization. Sapiens eMerge™ has proven to be extremely scalable, allowing the daily execution of hundreds of millions of business rules for tens of thousands of concurrent users.

Customers

We market our solutions primarily to corporate clients and government entities with large information technology budgets and ongoing maintenance and development needs. Our corporate customers include, among others, insurance companies, banks and other companies offering financial services and companies in the manufacturing and transportation sectors. The principal markets in which we compete are located in North America, Europe, Israel and Japan. As of December 31, 2004, we had approximately 120 customers in all the geographical areas in which we operate. Of these, the primary customers were EDS Credit Services Limited, Menorah Insurance, Liverpool Victoria Friendly Society Limited, OneBeacon Insurance Company, Occidental Fire and Casualty Company of North Carolina, Computer Sciences Corporation, accounting for 45% of our gross revenues during 2004.

Competition

The market for enterprise software solutions is highly competitive and characterized by rapidly changing technology, evolving industry standards and customer requirements, and frequent innovations. On the operational level, insurance companies are focusing their business, in an attempt to reduce costs and maximize efficiency, and to respond to frequent changes in regulations. Insurance companies need a solution that provides flexible management of business processes, support for rapid changes in regulations and fast time to market. The INSIGHT™ suite of solutions was designed to answer to those challenges.

The following is a breakdown of the competition that we face in each of our primary markets:

INSIGHT™ – Insurance

Our competitors in the market for solutions offered to the insurance industry fall into several categories. Examples of are: CSC, SOLCORP, Fineos, SAP, SunGard Sherwood, Navisys, ePolicy Solutions, Taliant, OneShield, Ascendant One, Insurity, The Innovation Group, Duck Creek and AQS in the United States; Marlborough Sterling Group, Unisys, Sherwood, FIS and RebusIs in the United Kingdom; Falmeyer (FJA) and COR AG Insurance Technologies in Germany. Examples of large integrators in the insurance field are IBM, EDS, Accenture and CSC (some of whom also have a customer or alliance relationship with us). Territorial integrators are also a source of competition, such as Ness Technologies in Israel.

We differentiate ourselves from our competition with a few key factors:

(i)	INSIGHT™ is innovative and modern, rich in functionality and Internet compatible.

(ii)	As a result of the INSIGHT™ architecture, customers may implement the full solution or parts of it, and readily integrate it into existing “legacy” systems.

(iii)	INSIGHT™ is agile and flexible to use, based on its product configurator and its Business Rule technology.

Sapiens eMerge™ – Business Rules Engines

There has been an infusion of new vendors and new features into the Business Rules Engine and management marketplace. Our competitors in the business rules engines and management marketplace include Fair-Isaac (Blaze), Pegasystems, ILOG, Computer Associates, Haley, RulesPower, Corticon, Versata, Gensym, Formula/ESI and others.

We differentiate ourselves from our competition with a few key factors:

(i)

our ability, utilizing Sapiens eMerge™ technology, to deliver a comprehensive IT solution, including an automatically generated Web presentation layer and interfaces with various databases, legacy systems and third party software. Most competing Business Rules Engines are characterized by delivery of specialized, decision support capabilities that must be later framed into an enterprise’s overall architecture at additional investment costs.

(ii)	Sapiens eMerge™ is highly optimized for performance of data-intensive tasks that characterize many enterprises’ transactional environments.

Sapiens eMerge™ – IT Solution Delivery

By leveraging our differentiating characteristics mentioned above, we compete in the much larger IT solution delivery market, carving out for ourselves a niche attractive to mid-size enterprises seeking rapid and cost-effective custom software solutions. Our competitors in this domain are: IBM, EDS, CSC, Accenture, Unisys, and India-based System Integrators such as Tata, Infosys, and WiPro.

Sales and Marketing

To reach the broadest potential customer base, we use multiple distribution channels, including a direct sales force and relationships with system integrators and, in certain geographic areas, with distributors.

We have marketing and sales personnel located at our offices in the United States, the United Kingdom, France, Germany, Japan and Israel. The direct sales force focuses on large organizations within select industries. It also coordinates sales activities with system integrators such as EDS, CSC and IBM. These partnerships allow us to further expand our own solutions and to gain access to specific types of businesses.

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

Geographical Distribution of Revenues

The following is a breakdown of our revenues by geographical areas based on our customers’ locations, both in thousands of dollars and as a percentage of total revenues for the years indicated:

	2002		2003		2004

United Kingdom	$25,438	39.2%	$19,446	37.2%	$18,217	38.1%
North America	20,272	31.3	17,636	33.7	12,381	25.9
France	3,450	5.3	2,594	5.0	1,352	2.8
Germany	2,653	4.1	2,211	4.2	1,814	3.8
Israel	5,776	8.9	6,453	12.3	8,910	18.6
Japan	3,697	5.7	2,644	5.1	3,147	6.6
Other	3,542	5.5	1,334	2.5	1,983	4.2

Total	$64,828	100.0%	$52,318	100.0%	$47,804	100.0%

For details of revenues by category of activity, see the table entitled “Selected Financial Data” under Item 3, “Key Information.”

Seasonality

Traditionally, the first and third quarters of the fiscal year are slower quarters for us and the industries that we target. The first quarter usually reflects a lull following an active fourth quarter as companies rush to complete deals and utilize budgets before the end of the fiscal year. The slowdown in the third quarter reflects the summer months, which usually have reduced activities in many of the regions where are customers are located.

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

Our INSIGHT™ group of solutions include our proprietary technology as well as technology licensed by customers (such as Liverpool Victoria, OneBeacon Insurance Company and Allianz Suisse) or strategic partners (MediRisk Solutions).

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

Sapiens Israel Software Systems Ltd.: incorporated in Israel
Sapiens Technologies (1982) Ltd.: incorporated in Israel
Sapiens Americas Corporation: incorporated in New York
Sapiens (UK) Limited: incorporated in England
Sapiens France S.A.: incorporated in France
Sapiens Deutschland GmbH: incorporated in Germany
Sapiens (Schweiz) AG: incorporated in Switzerland
Sapiens Japan Co.: incorporated in Japan and 90% held by Sapiens B.V.

We are a member of the Formula Systems (1985) Ltd. Group (Nasdaq: FORTY and TASE: FORT) (“Formula”). Formula is the holding and managing company of a group of IT companies, providing mission-critical IT solutions to the global marketplace. Formula companies provide IT solutions in Israel and internationally, implementing innovative proprietary software products, turnkey projects and systems development services as well as software distribution and support. Software developed by Formula companies is implemented at customers worldwide. As of June 28, 2005, Formula beneficially owns approximately 58% of our outstanding Common Shares.

D.     Description of Property

We lease office space in Israel, the United States, United Kingdom, France, Switzerland and Germany. The lease terms are generally five to ten years. In Israel, we lease approximately 50,000 square feet of office space; in the United States, approximately 8,400 square feet; in the United Kingdom, approximately 13,400 square feet; and smaller areas in the other locations. Our corporate headquarters are located in Israel and our core research and development activities are performed at our offices in Israel. Our sales, marketing and general and administrative activities are performed in each of our offices. We believe that our existing facilities are adequate for our current needs.

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

Revenue recognition

Our revenue recognition approach for software licensing requires that, in accordance with Statement of Position No. 97-2 “Software Revenue Recognition” (as amended), four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) is based on management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered, and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Revenues under multiple-element arrangements, which may include software licenses, support and maintenance, and training and consulting services, are allocated to each element based on their respective fair values based on vendor-specific objective evidence. This objective evidence represents the price of products and services when sold separately.

When vendor-specific objective evidence of fair value exists for undelivered elements but does not exist for delivered elements of a software arrangement, we use the residual method for recognition of revenues, when all other revenue recognition criteria are met. Under the residual method, we defer revenues related to the undelivered elements based on their vendor-specific objective evidence of fair value and recognize the remaining arrangement fee for the delivered elements. When vendor-specific objective evidence of fair value for undelivered elements does not exist, revenues from the entire arrangement are recognized over the term of the agreement.

We recognize revenue from support and maintenance agreements ratably over the term of the agreement, which is typically one year. We recognize revenues from training arrangements as the services are performed.

We generally do not grant a right of return to our customers. When we do grant a right of return, we defer the recognition of revenue until the right of return expires, provided that all other revenue recognition criteria are met.

Amounts collected or billed prior to satisfying the above revenue recognition criteria are reflected as deferred revenue. Deferred revenue represents deferred maintenance revenue, and to a lesser extent, deferred software license revenues.

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

Goodwill and other identifiable intangible assets

On January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill be tested for impairment on adoption and at least annually thereafter. Goodwill is required to be written down when impaired, rather than amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using market capitalization. Significant estimates are used in the fair value methodologies. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill.

We selected December 31st as the date on which we will perform our annual goodwill and intangible assets with an indefinite life impairment tests. As of December 31, 2004, no impairment was required.

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

Foreign Currency Fluctuation

We expect that, in addition to the US dollar, a significant portion of our revenues will continue to be denominated in the British pound (the “GBP”) and in the NIS and a smaller portion will be denominated in the Euro and Japanese yen. As a result, movements in the exchange rates between the US dollar and the GBP, the US dollar and the NIS, and to a lesser extent the US dollar and the Euro and the US dollar and the Japanese yen, could have a material adverse impact on our revenues and results of operations within Europe, Israel and Japan. We regularly assess our currency exchange exposures and determine whether to adjust or hedge our position. We may use derivative instruments to hedge or adjust our exposures. As a matter of policy we do not enter into transactions of a speculative or trading nature. Foreign exchange exposures are monitored by tracking actual and projected commitments and through the use of sensitivity analysis.

Capitalized software development costs

Our policy on capitalized software costs determines the timing of our recognition of certain development costs. Software development costs incurred from the point of reaching technological feasibility until the time of general product release should be capitalized. We define technological feasibility as the completion of a detailed program design. The determination of technological feasibility requires the exercise of judgment by our management. Since we sell our products in a market that is subject to rapid technological changes, new product development and changing customer needs, changes in circumstances and estimations may significantly affect the timing and the amounts of software development costs capitalized and thus our financial condition and results of operations. As of December 31, 2004, the unamortized capitalized costs exceeded the net realizable value of a certain project, in the amount of $901,000, and therefore we recorded an impairment of capitalized software costs in the amount of $901,000, which was presented in cost of revenues.

Deferred Taxes

Management judgment is required in determining our future taxable income for purposes of assessing our ability to realize any future benefits from our deferred tax assets. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. If actual results differ from these estimates or we adjust these estimates in future periods, our operating results and financial position could be materially affected. If we determine that we will be able to realize the deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset would increase income in the period in which such determination is made. On the other hand, should we determine that we will not be able to realize all or part of the net deferred tax assets in the future, an adjustment to the deferred tax assets will be charged to expenses in the period in which such determination is made.

Income taxes

Through our operating subsidiaries, we operate within multiple tax jurisdictions and may be subject to tax audit in these jurisdictions. These tax audits can involve complex issues, which may require an extended period of time to resolve. In management’s opinion, adequate provisions for income taxes have been made for all years. However, though our income tax reserves are based on our best knowledge, we may be subject to unexpected audits by tax authorities in the various countries where we have subsidiaries, which may result in material adjustments to the reserves established in our consolidated financial statements and have a material adverse effect on our results of operations.

Legal Contingencies

We are currently involved in certain legal proceedings and claims that arose in the ordinary course of business. As discussed in Note 11 of our consolidated financial statements, as of December 31, 2004, we have accrued our estimate of the probable costs for the resolution of these claims. This estimate has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not expect these claims and/or proceedings to have a material adverse effect on our consolidated financial position. It is possible, however, that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by changes in our assumptions related to these claims and proceedings.

A.     Results of Operations

Years ended December 31, 2003 and 2004

Revenues. Revenues from the sale of products are comprised of sales of Sapiens eMerge™ licenses, license upgrades, specially designed products for the insurance industry such as “INSIGHT™ for Property & Casualty,” “INSIGHT™ for Closed Books,” “INSIGHT™ for Life & Pensions,” “INSIGHT™ for Reinsurance,” “INSIGHT™ for Underwriting,” and “INSIGHT™ for Claims” application development, re-engineering computer systems and converting operating systems. These projects are performed either on a fixed-price or time and materials basis. Revenues from services include mainly consulting on a time and materials basis, maintenance and support.

Total revenues in 2004 decreased 8.6% to $47.8 million from $52.3 million in 2003. Product revenues in 2004 decreased 17.8% to $26.8 million in 2004 from $32.6 million in 2003. Consulting and other service revenues in 2004 increased 6.5% to $21.0 million from $19.7 million in 2003.

Our product revenues for the year 2004 decreased mainly due to the completion of multi-year projects for two of our customers – CSC and OneBeacon in the United States, which amounted to a decline of $3.3 million, or 57% of the decline in our product revenue. Product revenues also declined as a result of the prolonged periods of time required to negotiate with our customers, particularly in the insurance industry. The increase in consulting and other service revenues came as a result of higher revenues from maintenance, while revenues from consulting remained stable. Maintenance revenues increased because of several long-term customers (who had previously not had maintenance agreements) entering into maintenance agreements, primarily in England, the United States, Germany and Switzerland where the increases from 2003 amounted to $223,000, $356,000, $137,000 and $122,000, respectively.

Cost of Revenues and Gross Profit. Cost of revenues: Products, is comprised of salaries and other personnel-related expenses of software consultants and engineers ($11.7 million, or 70.6% of our total costs of products in 2004, and $13.8 million or 78.9% in 2003), amortization of capitalized software development costs ($3.0 million or 17.9% in 2004 and $2.3 million or 13.0% in 2003), royalties to the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor (“OCS”) ($1.6 million or 9.6% in 2004, and $1.2 million or 7.1% in 2003) and other costs ($323,000 or 1.9% in 2004, and $166,000 or 1.0% in 2003). Cost of revenues: Consulting and other services, is comprised of salaries and other personnel-related expenses and depreciation of property and equipment. In 2004, Cost of revenues included an additional line item for impairment of capitalized software development costs of $901,000 which contributed to the decline in gross profit.

Our gross profit in 2004 decreased 15.0% to $20.1 million from $23.7 million in 2003. Without the $901,000 impairment, gross profit in 2004 would have been $21.0 million, representing a decrease of 11.4% from 2003. The gross profit margin decreased by 7.0% to 42.1% from 45.3% in 2003, mainly as a result of this impairment of capitalized software development costs. Without such impairment, gross profit margin for 2004 would have been 44.0%. Gross profit margin was further negatively affected by the increase in amortization of software development costs in 2004, as described below.

Gross profit from product revenues decreased 32.4% in 2004 to $10.2 million (without taking into account the $901,000 impairment which cannot be allocated to products or to consulting and other services, and is therefore a separate line item) from $15.1 million in 2003, because revenues decreased greater than the decreases in salaries and other personnel-related expenses, and such cost reductions were partially neutralized due to (i) increases in the amortization of software development costs, and (ii) increases in the royalties paid to the OCS, each as described below. Gross margin from product revenues was 38.1% in 2004, a decrease of 17.7% from 46.3% in 2003.

Royalty expense pursuant to the OCS funding programs, included in cost of products, increased in 2004 by 33.3% to $1.6 million from $1.2 million in 2003. The increase in royalties to the OCS occurred due to the one-time drop in our liability to the OCS in 2003, resulting from an arrangement entered into with the OCS in that year.

Amortization of capitalized software development costs increased 30.4% to $3.0 million in 2004 (without taking into account the impairment charge of $901,000) from $2.3 million in 2003 due to the increase in capitalized development costs in 2003relating to our Sapiens eMerge™ solution.

Gross profit from consulting, maintenance and other services increased 25.6% to $10.8 million in 2004 from $8.6 million in 2003. At the same time, gross margin from consulting, maintenance and other services improved 18.1% in 2004 to 51.6% from 43.6% in 2003. The improvement in gross profit and gross margin derived primarily from our continuing efficiency measures, at the center of which was better utilization of manpower resources.

Research and Development, net. Research and development (“R&D”) costs are mainly comprised of labor costs and depreciation of property and equipment, reduced by grants from the OCS and capitalization of software development costs. Net research and development expenses decreased 32.4% in 2004 to $2.5 million from $3.7 million in 2003. The decreased spending on R&D recorded in 2004, as compared with the previous year, reflects our efforts to make our development activity more efficient through reducing work force, salaries and other personnel-related expenses decreased to $6.7 million in 2004 from $6.9 million in 2003 as well as increased grants from the OCS.

A portion of our R&D expenditures is funded by the OCS in accordance with programs entitling the Government to receive royalties on sales of products and services developed as a result of R&D projects so funded. Our net R&D expenditure benefited from OCS funding in the amounts of $833,000 in 2004 and $134,000 in 2003.

Capitalized software development costs increased 4.4% to $4.7 million in 2004 compared with $4.5 million in 2003.This increase reflects our efforts to accelerate development of our INSIGHT™ group of products for the insurance industry.

Selling, Marketing, General and Administrative expenses, net. Selling, marketing, general and administrative, net expenses (“SG&A expenses”) decreased 10.2% in 2004 to $19.3 million from $21.5 million in 2003. SG&A expenses consist primarily of salaries and other personnel-related expenses, which in 2004 amounted to $12.7 million, or 65.8% of total SG&A expenses, and in 2003 to $14.7 million or 68.3% as well as other costs associated with our sales and marketing efforts. General and administrative expenses include offices and office maintenance, communications, external consultants and other expenses. The decrease in SG&A expenses in 2004 was the result of planned and consistent efficiency measures implemented by our management. Furthermore, expressed as a percent of total revenues, SG&A expenses decreased to 40.4% in 2004 from 41.1% in 2003, since expenses were reduced at a greater rate than the decline in total revenues from 2003 to 2004.

Financial expenses, net. Our financial expenses, net, increased 152% to $2.4 million in 2004 from $958,000 in 2003. The increase resulted from the accrual of interest amounts to be paid by the Company relating to the debentures, in the amount of $1.2 million, and the amortization of issuance expenses and the discount relating to the debentures, in the amount of $595,000.

Taxes on Income. The net tax expenses in 2004 were $217,000 compared with a net tax benefit of $19,000 in 2003. The extraordinary tax benefit in 2003 was the result of losses recorded in the United Kingdom in 2003 which enabled us to set-off amounts due in previous years to the UK tax authorities, thereby enabling us to record a tax benefit. Our entire provision for taxes on income relates to operations in jurisdictions other than the Netherlands Antilles. The effective income tax rate varies from period to period as the result of the various jurisdictions in which we operate and where each one has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowance of deductions, credits and other benefits). We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We did not recognize a majority of the deferred tax assets relating to the net operating losses of our subsidiaries worldwide due to the uncertainty of the realization of such tax benefits in the foreseeable future.

Net Loss. Net loss to shareholders of common shares for 2004 was $5.1 million, an increase of 132% compared with a net loss of $2.2 million in 2003. The increase in loss in 2004 was primarily due to the decline in our total revenues, which was not matched by a similar decline in expenses.

Settlement of Redeemable Shares in a Subsidiary. In March 2004, in the context of the restructuring of the Put/Call Agreement, we issued to the Investors (i) 750,000 Common Shares, (ii) warrants to purchase 350,000 Common Shares at an exercise price of $4.00 per share, exercisable until December 31, 2007, and (iii) a commitment to pay $8.6 million by May 2005. The warrants were valued at $560,000 using the Black-Scholes pricing model. The difference between the fair value of the three components, and the carrying amount of the liability before the modification, in the amount of $299,000, was recorded as a settlement of redeemable shares in a subsidiary deemed dividend in our consolidated statements of operations. See Item 10, “Additional Information – Material Contracts and Note 1 of our consolidated financial statements.

Years ended December 31, 2002 and 2003

Revenues.

Total revenues in 2003 decreased 19.3% to $52.3 million from $64.8 million in 2002. Product revenues in 2003 decreased 22.4% to $32.6 million in 2003 from $42.0 million in 2002. Consulting and other service revenues in 2003 decreased 13.6% to $19.7 million from $22.8 million in 2002.

Our product revenues for the year 2003 decreased mainly due to the discontinuation of projects during the course of the performance in December 2002, by three of our customers – NAG and Prudential in England and NJM in the United States, for these customers’ internal considerations; to the prolongation of the periods of time in negotiation processes with our customers due to the general state of the markets, particularly in the insurance industry; and to a reduced volume of license upgrades. The decline in consulting and other service revenues came as a result of lower revenues from consulting, while revenues from maintenance remained stable. Consulting revenues decreased primarily because the Company concentrated on activities with higher profit margins and did not take on or discontinued activities with lower profit margins, primarily in France and Germany.

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

Gross profit from consulting, maintenance and other services decreased 7.5% to $8.6 million in 2003 from $9.3 million in 2002. At the same time, gross margin from consulting, maintenance and other services improved 6.9% in 2003 to 43.6% from 40.8% in 2002. The improvement in gross margin derived primarily from our continuing efficiency measures, at the center of which was better utilization of manpower resources.

Research and Development, net. Net research and development expenses decreased 38.3% in 2003 to $3.7 million from $6.0 million in 2002, even in light of the significant decrease in OCS funding. The decreased spending on R&D recorded in 2003, as compared with the previous year, reflected our efforts to make our development activity more efficient through reducing work force and salaries as well as increased capitalization of expenses.

Our net R&D expenditure benefited from OCS funding in the amounts of $134,000 in 2003 and $699,000 in 2002.

Capitalized software development costs increased 66.7% to $4.5 million in 2003 compared with $2.7 million in 2002.This increase reflects our efforts to accelerate development of our INSIGHT™ group of products for the insurance industry ($400,000 in 2003 compared to $0 in 2002) and develop additional features for Sapiens eMerge™ (which increased from $2.7 million in 2002 to $3.7 million in 2003) as well as currency fluctuation.

Selling, Marketing, General and Administrative expenses, net. SG&A expenses in 2003 decreased 9.7% to $21.5 million from $23.8 million in 2002. The decrease in SG&A expenses in 2003 was the result of planned and consistent efficiency measures implemented by our management. These measures included, among other things, a decrease in the work force, reductions in salaries and office areas and improved procurement terms in all spheres. However, expressed as a percent of total revenues, SG&A expenses increased to 41.1% in 2003 from 36.7% in 2002, since while expenses were reduced, total revenues declined from 2002 at a greater rate.

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

B.     Liquidity and Capital Resources

Cash, cash equivalents, marketable securities and short-term deposits at the end of 2004 were $22.1 million, compared with $32.8 million at the end of 2003. The decrease was due mainly to the repayment of a loan in the amount of $4.6 million, as part of the settlement of the redeemable shares of subsidiary, which resulted from the March 2004 agreement with the investors in eZoneXchange.com, Inc., as further discussed below in Item 10, “Additional Information – Material Contracts and in Note 1 of our consolidated financial statements, and due to the cash used in operating activities.

Net cash used in operating activities was $3.0 million in 2004 compared with $281,000 net cash provided by operating activities in 2003. This change reflects the net loss for 2004 of $4.8 million and a decrease in other liabilities and accrued expenses of $4.6 million offset primarily by depreciation and amortization charges of $4.3 million, an impairment charge for software development costs of $901,000 and a decrease in certain receivables and prepaid expenses of $1.4 million. In 2003 our net loss of $2.2 million and $3.8 million of decreased other liabilities and accrued expenses were offset by a $3.9 million of depreciation and amortization charges and $2.4 million of decreased trade receivables.

Net cash used in investing activities was $15.5 million in 2004, compared with $5.2 million in 2003. The principal uses of cash for investing activities in 2004 were the purchase of property and equipment, capitalized software development costs and the purchase of marketable securities and short-term deposits, net which amounted to $442,000, $4.7 million, $10.3 million, respectively. The increase in the purchase of marketable securities and short-term deposits, net from $541,000 in 2003 to $10.3 million in 2004 was a result of our using the proceeds of the December 2003 debenture offering during the course of 2004. In 2003, the principal uses of cash for investing purposes were the purchase of property and equipment and capitalized software development costs of $750,000 and $4.5 million, respectively.

Net cash used in financing activities totaled $2.9 million in 2004, compared with $14.2 million provided by 2003 (when we completed a debenture offering resulting in gross proceeds of $17.1 million). The main outlay of cash used in financing activities in 2004 was a repayment of $4.6 million as part of the settlement of redeemable shares in a subsidiary in 2004. In 2004, we received gross proceeds of $1.5 million from the exercise of options to purchase additional debentures in the first quarter of 2004. These options were offered in December 2003 as part of the offering of convertible debentures on the Tel Aviv Stock Exchange.

Credit Lines

As of June 2004, we had a revolving credit line facility in an amount of up to $24.5 million. In the course of 2004 we initiated a process, with the consent of the banks, to reduce the credit line facility to $19.0 million. As a result, we have a revolving credit line facility for borrowings of up to $19.0 million, which was available until March 31, 2005. Following April 1, 2005, the line of credit with one of the banks was terminated. We re-paid $1.0 million and we were given a short term loan of $1.0 million, which is due on June 30, 2005. As of June 1, 2005, the banks which finance our activities effectively extended the period of our existing credit lines in an amount of up to $18 million (including the $1.0 million short term loan) until June 30, 2005. We are currently negotiating with the banks that provide us with the credit line facilities, regarding an extension of the credit lines for an additional twelve month period, upon terms to be finalized. We believe that the banks will extend the credit line facilities until we complete the new agreement, even after June 30, 2005, provided that we complete the new agreement in the near future. We believe that we will finalize an agreement with the banks in the near future.

As a condition for receiving credit from our lender banks, we undertook, among other things, (a) not to charge or sell our assets to any entity whatever without the advance written consent of the banks, (b) that the total of our debts and obligations to the banks will not at any time exceed $19.0 million, (c) that the difference between the total of our debts and obligations to the banks and our cash and cash equivalents will not exceed $6.0 million, and (d) that the total of our debts and obligations to the banks minus cash and cash equivalents will not exceed 70% of our accounts receivable. In addition, we undertook that our quarterly earnings before income tax, depreciation and amortization (operating income plus depreciation and amortization) will not be less than the following amounts during 2004: $500 thousand in the first quarter, $750 thousand in the second quarter, $850 thousand in the third quarter and $1.1 million in the fourth quarter. In addition, we undertook, on behalf of each of our subsidiaries, to provide the banks with cross guarantees from each subsidiary to secure our performance and fulfillment of any of our or our subsidiaries’ obligations under the facilities. Among themselves, the banks are entitled to repayment of our debts in proportion to our debts to each bank. As part of the original loan agreements, we granted the banks warrants to purchase certain amounts of our Common Shares; and as a result of negotiations regarding the extension of our loan agreements, the assets of our subsidiary in the United States will be subject to a UCC-1 security interest and the assets of our subsidiaries in Israel and the United Kingdom will be subject to floating liens.

Under the credit lines, borrowings in US dollars bear interest at rates ranging between the London Interbank Offered Rate (“LIBOR”) plus 2% to plus 2.25% and borrowings in New Israeli Shekels (“NIS”) bear interest at the prime rate of interest in Israel plus 0.7%.

During 2003, we did not fulfill the covenant formerly contained in our loan agreements pertaining to maintenance of cumulative, quarterly earnings at certain levels, but we received waivers from the lending banks of the necessity of fulfilling such covenant. Following renegotiation of our loan agreement, we fulfilled all covenants during 2004. However, there can be no assurance that we will continue to fulfill these covenants or, if we do not fulfill one or more of these covenants, that we will continue to receive from our lender banks waivers of the necessity of fulfilling such covenants.

The credit line facilities have effectively been extended to enable the Company and the banks to negotiate the conditions for an additional twelve month period. Management believes that the financial results and ratios that will be agreed upon will be ones that the Company will be able to maintain over the next twelve months.

Factoring

During 2003, we entered into several sales of receivables agreements with a financial institution. Accounts receivable sold under these agreements amounted to $2.5 million as of December 31, 2003. Expenses related to receivables sold are recorded in the consolidated statement of operations as financial expenses. We had no such agreements during 2004.

In June 2005, we entered into a share purchase agreement with our major shareholder, Formula, whereby Formula invested $2 million in the Company, which provides us with additional liquidity. (For further details about the transaction with Formula, see Item 10, “Additional Information – Material Contracts.”)

Management believes that available working capital and credit lines will be sufficient for at least the next twelve months to support our operating and financing requirements. In addition, we have been considering financing alternatives to support our operating and financing requirements.

C.     Research and Development

See section A. “Results of Operations” above.

D.     Trend Information

During the past few years, the global insurance industry has been exposed to three material types of events: the first, events such as September 11, 2001 and other terrorist incidents as well as great natural disasters which caused large pay-outs by insurance companies and resulted in increased premiums for the insured; the second, the drastic drop in the financial and real estate markets, in which insurance companies had invested their funds, which caused insurance companies to seek new sources of income; and the third regulatory changes in various countries such as Sarbanes-Oxley Act of 2002 in the United States and the International Convergence of Capital Measurement and Capital Standards, known as Basel II. As a result of all these factors, changes are occurring in the insurance and financial services industries which affect the decisions related to investing resources in information technology. We believe that these changes have contributed to the delays we have experienced in penetration of the insurance industry and the resulting decline in our revenues. We expect that additional time will be required to implement our strategy of focusing on the insurance industry, and that our results of operations and financial condition could continue to be adversely affected. We are addressing the challenges posed by the market environment by focusing our marketing and selling efforts and by further reducing the expenses of our operation.

E.     Off-Balance Sheet Arrangements

We had no off-balance sheet concentration of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangement as of December 31, 2004.

F.     Contractual Obligations

The following table sets forth information on our short-term and long-term contractual obligations as at December 31, 2004 (in thousands of dollars):

	Total	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years

Convertible debentures	$18,050	$–	$13,537	$4,513	$–
Short-term bank credit	1,045	1,045	–	–	–
Short-term bank loans	8,150	8,150	–	–	–
Long term loan-investors	4,000	2,000	2,000	–	–
Long term liability-third party	1,736	–	1,256	480	–
Long-term bank loans	7,636	7,632	4	–	–
Capital (finance) leasing	46	46	–	–	–
Operating leasing	10,646	2,499	6,206	1,941	–

Total	$51,309	$21,372	$23,003	$6,934	$–

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Officers of Registrant

The following table sets forth certain information regarding the current executive officers and directors of the Company.

Name	Age	Position

Ron Zuckerman (1)	48	Chairman of the Board of Directors
Yitzhak Sharir	54	President, Chief Executive Officer and Director
Elior Brin	49	Executive Vice President and Chief Financial Officer
Reuven Barkan	44	Executive Vice President and Chief Operating Officer
Yacov Elinav (2)	60	Director
Uzi Netanel (2)	69	Director
Dan Goldstein	50	Director
Gad Goldstein (1)	46	Director
Rammy Ringel (1) (2)	46	Director
Naamit Salomon	41	Director
MeesPierson Intertrust (Curaçao) N.V. (3)		Director

(1)	Member of Compensation Committee

(2)	Member of Audit Committee

(3)

MeesPierson Intertrust (Curaçao) N.V. is a corporate body organized under the laws of the Netherlands Antilles. The Articles of Incorporation of the Company provide that a corporate body may be a member of the Board of Directors.

Ron Zuckerman has served as a director of the Company since May 1991 and assumed the position of Chairman of the Board of Directors on January 1, 1998. He served as Chief Executive Officer of the Company from January 1995 until March 31, 2000. Mr. Zuckerman served as Chief Operating Officer of the Company from its incorporation until April 1994. Mr. Zuckerman was a founder and served as Chairman of Precise Software Solutions Ltd. until it was acquired by Veritas in June 2003. Mr. Zuckerman serves as a Managing Partner of Magnum Communications Fund and the First Israeli Turnaround Fund.

Yitzhak Sharir joined the Company as President and Chief Executive Officer in November 2000. Prior to joining the Company, Mr. Sharir served as General Manager of Nilit Industries from 1994 through 2000. Prior to joining Nilit, Mr. Sharir served as President & CEO of Orlite Industries from 1990 through 1994. Mr. Sharir also served as Executive V.P. and General Manager of Oshap Technologies (1985-1989), V.P. Technology of Urdan Industries (1983-1985), and manager of engineering teams at Israel Aircraft Industries and Israel’s Nuclear Research Center.

Elior (Ori) Brin joined the Company as Executive Vice President and Chief Financial Officer in March 2005. In addition to his position at the Company, Mr. Brin also serves as a director of Modelim Kranot Neemanut Ltd., a mutual funds management company, a position he also filled from 1996 through 2003. Prior to joining the Company, he served as Chief Financial Officer of publicly traded companies such as VCON Telecommunications Ltd. 1998-2001), NICE Systems Ltd. (1997-1998), and B.V.R. Technologies Ltd. (1989-1996). Mr. Brin has an MBA from the Recanati School of Business Administration, Tel Aviv University.

Reuven (Ruvik) Barkan joined the Company in 1993 and was promoted to the role of Chief Operating Officer in January 2005. Since 2003, Mr. Barkan has served as Managing Director of Sapiens EMEA (Europe, Middle East and Asia) and has been a member of the corporate management team. Mr. Barkan has also served in various sales and management roles for the Company in Europe and in Israel. Prior to joining the Company, Mr. Barkan served as Program Manager in “Yaana Computers”, an IT services company. Mr. Barkan earned his Masters in Management Science from Boston University.

Dan Goldstein has served as a director of the Company since 2001. He has served as chairman of the board and CEO of Formula Systems (1985) Ltd. since 1985. Mr. Goldstein is also the chairman of the board of Matrix-IT and Formula Vision Technologies Ltd. and is a director of BluePhoenix Solutions Ltd., Magic Software Enterprises Ltd., and other companies in the Formula Group.

Gad Goldstein has served as a director of the Company since 2002. He has served as President of Formula Systems (1985) Ltd. since 1995 and a director since 1985. Between 1985 and 1995, Mr. Goldstein was Vice President of Formula. Mr. Goldstein is Chairman of the Board of BluePhoenix Solutions Ltd. and serves as a director of Matrix, Magic Software Enterprises Ltd., Formula Vision Technologies Ltd. and other companies in the Formula Group.

Naamit Salomon has served as a director of the Company since September 2003. She has been Vice President, Finance of Formula since August 1997. Ms. Salomon also serves as a director of Magic Software Enterprises Ltd. and BluePhoenix Solutions Ltd., Formula Group Companies. From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group.

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

Yacov Elinav has served as a director of the Company since March 2005. He has served as Chairman of the Board of Directors of Diur B.P. Ltd. since 2003. Diur B.P. Ltd. is the real estate subsidiary of Bank Hapoalim B.M., which is listed on the London and Tel Aviv Stock Exchanges. For over 30 years, Mr. Elinav served in various positions at Bank Hapoalim, including over 10 years as a member of the Board of Management, responsible for subsidiary and related companies. Since August 1994, Mr. Elinav has served as a director of DS Securities and Investments, Ltd. and DS Mutual Funds Ltd., and since 2004, has served as Chairman of their Boards of Directors. Mr. Elinav also serves on the Board of Directors of several other public and private companies.

Uzi Netanel has served as a director of the Company since March 2005. He has served as Chairman of the Board of Directors of Maccabi Group Holdings Ltd. since 2005, as Chairman of the Board of Directors of MLL Software & Computers Industries Ltd. since 2004 and as Chairman of the Executive Committee of Carmel Olephines since 2004. From 2001 through 2003, Mr. Netanel served as a partner in the FIMI Opportunity Fund. From 1993 through 2001, he served as Active Chairman of Israel Discount Capital Markets and Investments Ltd. From 1997 to 1999, Mr. Netanel served as Chairman of Poliziv Plastics Company (1998) Ltd. Mr. Netanel also serves on the Board of Directors of Israel Oil Refineries, Frutarom Industries and Caeserea-Vardinon Textiles.

MeesPierson Intertrust (Curaçao) N.V. is a corporate body organized and existing under the laws of the Netherlands Antilles. It has provided the Company with corporate-related services since April 1990, including but not limited to serving as the Company’s transfer agent and register, maintaining the corporate-related records of the Company, and filing various corporate documents with the governmental authorities in the Netherlands Antilles.

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

The aggregate amount of compensation paid by the Company during the fiscal year ended December 31, 2004, to all directors and executive officers as a group for services in all capacities was $1,230,000. This amount does not include amounts expended by the Company for automobiles made available to its officers or expenses (including business travel and professional and business association dues) reimbursed to such officers. The aggregate amount set aside or accrued by the Company during its fiscal year ended December 31, 2004, to provide pension, retirement severance and similar benefits for directors and executive officers of the Company was $155,000. The foregoing amounts also exclude stock option grants to the Company’s directors and officers pursuant to the Company’s 1992 Stock Option and Incentive Plan and 2003 Share Option Plan, which are described below.

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

Each of the Incentive Plans is administered by the compensation committee (the “Committee”) established by the Company’s Board of Directors. Subject to the provisions of each Incentive Plan, the Committee determines the type of award, when and to whom awards will be granted and the number of shares covered by each award. The Committee also determines the terms, provisions, and kind of consideration payable (if any), with respect to awards. The Committee has discretionary authority to interpret the Incentive Plans and to adopt rules and regulations related thereto. In determining the persons to whom awards shall be granted and the number of shares covered by each award, the Committee takes into account the contribution to the management, growth and/or profitability of the business of the Company by the respective persons and such factors as the Committee shall deem relevant, including the length of employment of the respective persons, the nature of their responsibilities to the Company, and their flexibility with regard to location of their employment and other employment-related factors.

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

As of December 31, 2004, we had 1,114,765 Common Shares available for issuance of awards under the Incentive Plans. As of December 31, 2004, options to purchase 1,640,871 Common Shares, 672,700 of which were held by officers and directors, were outstanding. As of that date, there were 22,280 shares of restricted stock that the Company had granted to employees and other eligible grantee (350 of which were held by current and former officers and directors). As of December 31, 1997, all of the restricted shares had vested under the restricted stock awards.

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

Audit Committee

The Audit Committee of the Board of Directors is comprised of three independent directors, nominated by the Board of Directors. Until March 2005, former directors Yeoshua Agassi and Yocheved Dvir along with Rammy Ringel served as members of the Audit Committee. Following the Special General Meeting of Shareholders in March 2005, the Board of Directors nominated Yacov Elinav and Uzi Netanel to be the members of the Committee, in addition to Rammy Ringel. The Board of Directors has determined that Mr. Elinav meets the definition of an audit committee financial expert. The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing financial information, internal controls and the audit process. In addition, the Committee is responsible for oversight of the work of our independent auditors. The Committee is governed by a Charter and meets at regularly scheduled quarterly meetings.

Compensation Committee

The Compensation Committee of the Board of Directors is comprised of three directors, nominated by the Board of Directors. Ron Zuckerman, Gad Goldstein and Rammy Ringel currently serve as members of the Committee. Mr. Zuckerman and Mr. Ringel are independent directors. The primary function of the Compensation Committee is to manage the Company’s Stock Option Plan and review and approve all matters relating to the compensation of the Company’s officers and directors. The Committee is governed by a Charter and meets at regularly scheduled quarterly meetings.

D.	Employees

As of December 31, 2004, we had a total of 405 employees, a 12.7% decrease from the end of 2003.

In February 2005, we implemented a restructuring plan for the purpose of reducing costs and restoring profitability. As a result of such restructuring, the employment of approximately 40 employees was terminated.

As of December 31, 2003, we had a total of 464 employees, a 14.2% decrease from the end of 2002.

As of December 31, 2002, we had a total of 541 employees, a 13.0% decrease from the end of 2001.

The following table sets forth the number of employees in (1) research and development, (2) consulting, delivery and technical support, and (3) SG&A for the past three years.

	Total Employees	Research & Development	Consulting, Delivery & Technical Support	SG&A

December 31, 2004	405	57	252	96
December 31, 2003	464	65	268	99
December 31, 2002	541	94	329	118

E.	Share Ownership

	Shares Beneficially Owned

	Number	Percent (1)

Dan Goldstein (2)	7,523,870	58.5
Gad Goldstein (2)	7,523,870	58.5
Ron Zuckerman (3)	621,500	4.8
Yitzhak Sharir (4)	360,000	2.8
All directors and executive officers as a group (11 persons) (5)	8,482,350	64.7

(1)

Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The percentages shown are based on 12,790,602 Common Shares issued and outstanding as of June 28, 2005 plus such number of Common Shares as the indicated person or group had the right to receive upon the exercise of options which are exercisable within 60 days of June 28, 2005.

(2)

Includes 7,453,500 Common Shares and 1,900,000 NIS par value of our Debentures (convertible into 70,370 Common Shares) held by Formula. Dan Goldstein, Chairman of the Board and Chief Executive Officer of Formula, and Gad Goldstein, President and director of Formula, each disclaim beneficial ownership of these shares. See Item 7, “Major Shareholders.”

(3)

Includes (i) 97,700 Common Shares held by Lako Enterprises S.A., a corporation (“Lako”) as to which Mr. Zuckerman disclaims beneficial ownership (see below); (ii) 340,800 Common Shares held by Meister Software N.V. (“Meister”), a Netherlands Antilles corporation, which shares may be deemed to be beneficially owned by Mr. Zuckerman (see below); (iii) 24,000 Common Shares held of record by Mr. Zuckerman; and (iv) options to purchase 159,000 Common Shares held by Lako to which Mr. Zuckerman disclaims beneficial ownership. The options have exercise prices ranging from $0.005 to $32.50 per share. A trust (the Bornali Foundation) for the benefit of the estate of Mr. Zuckerman owns all the outstanding voting shares of Lako. Mr. Zuckerman disclaims beneficial ownership of the Common Shares held by Lako.

Lako owns 97,700 Common Shares of the Company and 50% of the voting shares of Century Holdings, Inc., a Panamanian corporation (“Century”). Century owns approximately 31.9% of the voting stock of Meister. By virtue of Lako’s ownership of Century, Mr. Zuckerman may be deemed to have ownership of Century and thus may be deemed to beneficially own all of the Common Shares held by Meister.

(4)

Includes 300,000 Common Shares owned by Red Coral Holdings, Ltd. (“Red Coral”), a company owned by Mr. Sharir. These shares are currently being held in escrow by the General Counsel of Sapiens pursuant to a share purchase agreement between Red Coral and Sapiens. In addition, includes 15,000 Common Shares owned and held by Red Coral. Mr. Sharir disclaims beneficial ownership of the foregoing 315,000 Common Shares. In addition, includes options to purchase 45,000 Common Shares at an exercise price of $5.70 per share. See Item 7, “Related Party Transactions.”

(5)

Each of the directors and executive officers not separately identified in the above table beneficially own less than 1% of our outstanding Common Shares (including options held by each such party and which are vested or will become vested within 60 days of June 28, 2005) and have therefore not been separately disclosed.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth, as of June 28, 2005, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person known by the Company to own beneficially more than 5% of the outstanding Common Shares, based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

	Shares Beneficially Owned

Name and Address	Number	Percent (1)

Formula Systems (1985) Ltd. (“Formula”) (2) 3 Abba Eban Boulevard Herzlia 46725, Israel	7,523,870	58.1

Yarnfield International Limited (“Yarnfield”) c/o Rothschild Corporate Fiduciary Services Limited St. Peter’s House, Le Bordage St. Peter’s Port, Guernsey, Channel Islands	1,204,819	9.4

F.I.D. Holdings Ltd. (“FID”) (3) Rubinstein House, Floor 29 37 Petach Tikva Road Tel Aviv 67137, Israel	1,412,500	11.4

(1)

The percentages shown are based on 12,790,602 Common Shares issued and outstanding as of June 1, 2005 plus such number of Common Shares as the indicated person or group had the right to receive upon the exercise of options which are exercisable within 60 days of June 28, 2005.

(2)

Includes 7,453,500 Common Shares and 1,900,000 NIS par value of our Debentures (convertible into 70,370 Common Shares). Dan Goldstein is Chairman of the Board and Chief Executive Officer of Formula and owns 33.3% of the outstanding shares of Formula. Gad Goldstein is a director and President of Formula and owns 2.5% of the outstanding shares of Formula. Messrs. Dan and Gad Goldstein are brothers. Based on the foregoing, Dan Goldstein and Gad Goldstein each may be deemed to share with Formula the power to vote and dispose of our Common Shares beneficially owned by Formula. Each of Dan Goldstein and Gad Goldstein disclaims beneficial ownership of the Common Shares beneficially owned by Formula.

(3)	Includes (i) 750,000 Common Shares, (ii) warrants to purchase 350,000 Common Shares and (iii) 312,500 Common Shares issuable upon conversion of the $1.0 million loan due August 1, 2006.

Significant changes in holdings of major shareholders

1.	Formula

In consideration of Formula’s investment in the Company in 2001, the Company issued Formula 6,666 Series F Preferred Shares. As a result of Formula’s conversion of these preferred shares to Common Shares in December 2002 and Formula’s exercise of an option to purchase additional Common Shares, Formula became the beneficial holder of approximately 49.2% of the Company’s share capital at that time. Formula has increased its beneficial shareholding in the Company through market purchases of additional Common Shares.

In June 2005, we entered into a share purchase agreement with our major shareholder, Formula, whereby Formula invested $2 million in the Company and we issued 1,041,667 shares to Formula at a purchase price per share of $1.92, which was the average closing price for the 10 day period prior to the execution of the agreement. As a result of the $2 million investment, Formula became the holder of approximately 58% of our outstanding Common Shares. (For further details about the transaction with Formula, see Item 10, “Additional Information – Material Contracts.”)

2.	Yarnfield

In consideration of Yarnfield’s investment of $5.0 million in the Company in 2001, the Company issued Yarnfield 3,333 Series F Preferred Shares. As a result of Yarnfield’s conversion of these preferred shares to Common Shares in December 2002, it became the holder of approximately 11.0% of the then outstanding Common Shares.

3.	FID

As a result of the Agreement entered into as of March 16, 2004 by the Company, FID and Israel Discount Bank Ltd., FID became the beneficial holder of approximately 9.1% of the Company’s share capital.
(For further details about the March 2004 transaction with FID, see Item 10, “Additional Information – Material Contracts.”)

In May 2005, we entered into an agreement with F.I.D. Holdings Ltd. (“FID”) and Israel Discount Bank Ltd., the investors in eZoneXchange.com, Inc. (the “Investors”), regarding the payment of the remaining $4.0 million due to the Investors, pursuant to the March 2004 agreement between us and the Investors. We agreed to pay $2.0 million on May 2, 2005, $1.0 million by April 1, 2006 and $1.0 million by August 1, 2006. The Investors may, at their sole discretion, convert all or any portion of the $1.0 million payable on August 1, 2006 into our Common Shares, at a conversion price per each share of $3.20. The first installment of $2.0 million was paid as required at the beginning of May 2005.
(For further details about the May 2005 transaction with FID, see Item 10, “Additional Information – Material Contracts.”)

The major shareholders disclosed above do not have different voting rights.

As of December 31, 2004, there were 179 holders of record of the Company’s Common Shares, including 133 holders of record with addresses in the United States. Based on Formula’s beneficial holding of over 50% of the outstanding Common Shares of the Company, Formula may be considered to control the Company.

B.	Related Party Transactions

On April 4, 2001, we entered into a share purchase and loan agreement with Red Coral Holdings, Inc. (“Red Coral”), a company owned by Itzick Sharir, our President and Chief Executive Officer. According to the terms of the agreement, Red Coral purchased 300,000 shares of the Company for a purchase price of $975,000. As part of the agreement, the Company granted to Red Coral a loan in the amount of $975,000 for the purpose of acquiring the Common shares. The term of the loan is six years, with accrued interest at a rate of 4%, which is payable on January 15th of each calendar year. The interest amount is fully-recourse and fixed. To secure payment of the loan, Red Coral granted to the Company a lien and security interest on all of the Common shares of the Company that it owns. To secure fulfillment of the terms of the agreement, the Common shares are being held in escrow by the General Counsel of the Company.

In October 2002, Formula and Yarnfield (the “Investors”) made an offer to the Company (the “Offer”) under which (a) the Investors would convert all their outstanding Preferred F Shares into Common Shares at a reduced conversion price of $4.15, (b) Formula would invest an additional $10 million in Common Shares by exercising an existing option to purchase Common Shares at a reduced exercise price of $4.15 per Common Share and (c) Yarnfield would assign to Formula an option Yarnfield held to purchase Common Shares and such option (the “Formula Option”) would be exercisable at the reduced exercise price of $4.15 per Common Share. The Offer was approved by the shareholders at a Special Meeting held on November 21, 2002 and the transactions contemplated by the Offer closed in December 2002. As a result of these transactions, Formula became the holder of approximately 43.9% of the outstanding Common Shares of the Company and Yarnfield became the holder of approximately 11.0% of the outstanding Common Shares. By its terms, the Formula Option was to have expired on December 25, 2003. The Company and Formula agreed to extend the validity of the Formula Option until June 30, 2004, at which point it expired.

FID – For details about the May 2005 transaction with FID, see Item 10, “Additional Information – Material Contracts.”

Formula – For details about the transaction with Formula, see Item 10, “Additional Information – Material Contracts.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See the Consolidated Financial Statements and related notes in Item 18.

Export Sales

In 2004, 81.4% of our revenues were from customers located outside of Israel. For information on our revenues breakdown by geographic market for the past three years, see Item 4: “Information on the Company.”

Dividend Policy

We have never declared or paid any cash dividends on our Common Shares and we do not anticipate paying cash dividends in the foreseeable future. It is the present intention of our Board of Directors to retain all earnings in the Company in order to support the future growth of its business. Any determination in the future to pay dividends will be dependent upon our consolidated results of operations, financial condition, cash requirements, future prospects and other factors. For more information about distribution of dividends and various tax implications, see Item 10, “Additional Information – Memorandum and Articles of Association,” Item 10, “Additional Information – Exchange Controls,” and Item 10, “Additional Information – Taxation.”

Legal Proceedings

The Company is subject to certain legal and governmental proceedings and claims that arise in the conduct of its business. In the opinion of management, the amount of liability, if any, as a result of these claims and proceedings is not likely to have a material effect on the financial condition or results of operations of the Company.

Significant Changes

The following significant changes have occurred since the date of such annual consolidated financial statements:

In February 2005, we implemented a restructuring plan for the purpose of reducing costs and restoring profitability. As a result of such restructuring, the employment of approximately 40 employees was terminated.

In May 2005, we entered into an agreement with the Investors in eZoneXchange.com, Inc. regarding the payment of the remaining $4.0 million due to the Investors, pursuant to the March 2004 agreement between us and the Investors. We agreed to pay $2.0 million on May 2, 2005, $1.0 million by April 1, 2006 and $1.0 million by August 1, 2006. The Investors may, at their sole discretion, convert all or any portion of the $1.0 million payable on August 1, 2006 into our Common Shares, at a conversion price per each share of $3.20. The first installment of $2.0 million was paid as required at the beginning of May 2005.

We have a revolving credit line facility for borrowings of up to $19.0 million, which was available until March 31, 2005. Following April 1, 2005, the line of credit with one of the banks was terminated. We re-paid $1.0 million and we were given a short term loan of $1.0 million, which is due on June 30, 2005. As of June 1, 2005, the banks which finance our activities effectively extended the period of our existing credit lines in an amount of up to $18 million (including the $1.0 million short term loan) until June 30, 2005. We are currently negotiating with the banks that provide us with the credit line facilities, regarding an extension of the credit lines for an additional twelve month period, upon terms to be finalized. See Item 5 – Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Credit Line.

In June 2005, we entered into a share purchase agreement with our major shareholder, Formula, whereby Formula invested $2.0 million in Sapiens, and we issued 1,041,667 shares to Formula, at a purchase price per share of $1.92, which was the average closing price for the 10 day period prior to the execution of the agreement.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The Company’s Common Shares are quoted on Nasdaq and on the Tel Aviv Stock Exchange (the “TASE”) under the symbol “SPNS”.

The table below sets forth the high and low market prices for our Common Shares on Nasdaq on an annual basis for the years 2000 through 2004 and on a quarterly basis for the years 2003 and 2004. On June 16, 2003, the Company carried out the Reverse Stock Split (see Note under Item 3.A “Selected Consolidated Financial Data”). All share prices have been adjusted to reflect the Reverse Stock Split by multiplying historical prices by five.

	HIGH	LOW

2000 (Annual)	109.40	3.60
2001 (Annual)	8.30	2.80
2002 (Annual)	6.85	3.00
2003 (Annual)	6.01	3.30
2004 (Annual)	5.25	1.48

2003
First Quarter	4.25	3.55
Second Quarter	4.75	3.50
Third Quarter	4.64	3.30
Fourth Quarter	6.01	3.76

2004
First Quarter	5.25	3.44
Second Quarter	3.77	2.17
Third Quarter	2.71	1.49
Fourth Quarter	2.95	1.48

2005
First Quarter	2.89	1.85

The table below sets forth the high and low market prices for our Common Shares on Nasdaq during the most recent six-month period:

	HIGH	LOW

December 2004	2.95	1.70
January 2005	2.89	2.01
February 2005	2.69	1.85
March 2005	2.70	2.08
April 2005	2.41	1.80
May 2005	2.21	1.52

Our Common Shares began trading on the TASE effective March 6, 2003. Under current Israeli law, the Company will satisfy its reporting obligations in Israel by furnishing to the applicable Israeli regulators only those reports the Company is required to file in the United States. The table below sets forth the high and low market prices for our Common Shares on TASE on an annual basis for the years 2003 and 2004 and on a quarterly basis for the years 2003 and 2004 and the first quarter of 2005. The translation into US dollars for the following two tables is based on the average monthly representative rate of exchange published by the Bank of Israel then in effect.

	HIGH	LOW

2003 (Annual from March 6)	6.01	3.56
2004 (Annual)	5.29	1.75

2003

Second Quarter	4.99	4.33
Third Quarter	5.06	3.58
Fourth Quarter	6.01	3.56

2004
First Quarter	5.29	3.62
Second Quarter	3.64	2.28
Third Quarter	2.54	1.75
Fourth Quarter	2.42	1.85

2005
First Quarter	2.74	2.06

The table below sets forth the high and low market prices for our Common Shares on TASE during the most recent six-month period:

	HIGH	LOW

December 2004	2.24	1.85
January 2005	2.74	2.17
February 2005	2.50	2.06
March 2005	2.56	2.31
April 2005	2.28	2.28
May 2005	2.28	1.76

B.	Plan of Distribution

Not applicable.

C.	Markets

The Company’s Common Shares are quoted on Nasdaq and on the Tel Aviv Stock Exchange (the “TASE”) under the symbol “SPNS”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not Applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association (the “Articles”)

1.	Registration and Purposes. The Company is organized and existing under the laws of the Netherlands Antilles. Its registered number is 53368.

The objects and purposes of the Company, which are itemized in Article II of the Articles, may be summarized as follows:

—	to establish, participate in or have any other interest in business enterprises concerned with the development and commercial operation of software;

—	to finance directly or indirectly the activities of the Company, its subsidiaries and affiliates;

—	to borrow and to lend moneys;

—	to engage in the purchase and sale of securities, futures, real estate, business debts, commodities and intellectual property;

—	to undertake and promote research and development;

—	to guarantee, pledge, mortgage or otherwise encumber assets as security for the obligations of the Company or third parties; and

—	to do all that may be useful or necessary for the attainment of the above purposes.

2.

Board of Directors. A member of the Board of Directors may vote on a proposal or transaction in which he/she has a material interest if a majority of the disinterested directors authorize the proposal or transaction and the material facts as to the director’s self-interest are disclosed to the Board of Directors. Members of the Board of Directors do not have power, in the absence of an independent quorum, to vote compensation to themselves. All matters related to compensation are within the authority of the Compensation Committee, which is comprised of three directors, two of whom are independent.

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

Holders of the Common Shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of the Common Shares do not have cumulative voting rights in the election of directors. All Common Shares are equal to each other with respect to liquidation and dividend rights. Holders of the Common Shares are entitled to receive dividends, subject to shareholder approval, out of funds legally available under Netherlands Antilles law. See “Dividend Policy” below. In the event of the liquidation of the Company, all assets available for distribution to the holders of the Common Shares are distributable among them according to their respective holdings, subject to the preferences of any shares having a preference upon liquidation that may be then outstanding. Holders of the Common Shares have no preemptive rights to purchase any additional, unissued Common Shares. The foregoing summary of the Common Shares does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Articles.

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

There are no preferences or any rights whatsoever associated with the Blank Preferred Shares. These shares are unissued and are not owned by any of the current shareholders of the Company. Any issuance of these preferred shares is solely within the discretion of the Company’s Board of Directors. The Company has undertaken toward the TASE that so long as shares of its Common Stock are listed for trading on the TASE, the Company shall not issue or grant any shares of a different class of shares than those that are listed for trading on the TASE. This undertaking does not apply to Preferred Shares as defined in Section 46B(b) of the Israel Securities Law, on the condition that such Preferred Shares are issued in accordance with the conditions set forth in Section 46A(1) therein.

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

In accordance with chapter E1 of the Israel Securities Law, we offered the Debentures after nominating a trustee for the Debenture holders. The trustee is Ubank Trust Company Ltd. (formerly Investec Trust Company (Israel) Ltd.) and the date of the Trust Deed is December 2, 2003. The Trust Deed includes, among other things, the duties of the trustee, the circumstances in which the trustee can demand immediate repayment of the outstanding Debentures, the circumstances in which the trustee or the Company can call meetings of Debenture holders and the procedures for such meetings.

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

On March 16, 2004, we entered into a new Agreement with the Investors which replaced the Put/Call Agreement and which restructured the remaining portion of the put option. We agreed to issue the Investors, in a private placement, 750,000 Common Shares and warrants to purchase 350,000 additional common shares that are exercisable through December 31, 2007. In addition, we agreed to pay the Investors in two annual installments a total of $8.6 million plus interest at 7.5% a year by May 1, 2005. The first installment of $4.6 million was paid as required at the beginning of May 2004.

In May 2005, we entered into an agreement with the Investors in eZoneXchange.com, Inc. regarding the payment of the remaining $4.0 million due to the Investors, pursuant to the March 2004 agreement between us and the Investors. We agreed to pay $2.0 million on May 2, 2005, $1.0 million by April 1, 2006 and $1.0 million by August 1, 2006. The Investors may, at their sole discretion, convert all or any portion of the $1.0 million payable on August 1, 2006 into our Common Shares, at a conversion price per each share of $3.20. In addition the interest to be paid on the outstanding principal amount was changed to LIBOR plus 2.5%. The first installment of $2.0 million was paid as required at the beginning of May 2005.

A copy of the May 2005 agreement with the Investors is being filed as an Exhibit to this annual report.

3.	Agreement with Formula Systems (1985) Ltd.

In June 2005, we entered into a share purchase agreement with our major shareholder, Formula, whereby Formula invested $2 million in the Company and we issued 1,041,667 shares to Formula at a purchase price per share of $1.92, which was the average closing price for the 10 day period prior to the execution of the agreement. The shares issued pursuant to the June 2005 were granted “piggyback” registration rights, similar to those granted to Formula and Yarnfield in the 2001 investment.

A copy of the agreement with Formula is being filed as an Exhibit to this annual report.

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

See “Results of Operations – Taxes on Income” under Item 5 for disclosure regarding payments made to the Israeli Tax Authorities.

“Approved Enterprise” status under the Law for Encouragement of Capital Investments.

Our subsidiary, Sapiens Technologies (1982) Ltd., which is incorporated in Israel, was granted “Approved Enterprise” status by the Investment Center of the Israeli government for six investment programs in 1984, 1991, 1993, 1995, 1998 and 2000 under the Law for Encouragement of Capital Investments, 1959 (the “Investments Law”). On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefiting Facility. A company wishing to receive the tax benefits afforded to a Benefiting Facility is required to select the tax year from which the period of benefits under the Investment Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefiting Facility, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefiting Facility and having completed a cooling-off period of no less than two to four years from the company’s previous year of commencement of benefits under the Investments Law.

Pursuant to the amendment, a company with a Benefiting Facility is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefiting Facility and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of commencement of benefits under the Investments Law. The tax benefits granted to a Benefiting Factory are determined according one of the following new tax routes:

Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefiting Facility within Israel, and a reduced corporate tax rate of 10 to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefiting Facility during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%–25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefiting Facility.

A special tax route enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefiting Facility. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

A special tax route that provides a full exemption from corporate tax and from tax with respect to dividends for companies with an annual income of at least NIS 13–20 billion that have invested a total of between NIS 600–900 million in facilities in certain geographical locations in Israel.

Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The amendment changes the definition of “foreign investment” in the Investments Law so that instead of an investment of foreign currency in the company, the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

The amendment will apply to Approved Enterprise programs in which the year of commencement of benefits under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004 in which case the provisions of the amendment will not apply.

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

U.S. Federal Income Tax Considerations

Subject to the limitations described herein, this discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our Common Shares to a U.S. holder. A U.S. holder is a holder of our Common Shares who is:

—	an individual citizen or resident of the U.S. for U.S. federal income tax purposes;

—

a corporation or partnership (or another entity taxable as a corporation or partnership for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof;

—	an estate, the income of which may be included in gross income for U.S. federal income tax purposes regardless of its source; or

—

a trust (i) if, in general, a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder and considers only U.S. holders that will own the Common Shares as capital assets.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding the Common Shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the US dollar, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who are, or hold the Common Shares through a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

You are advised to consult your tax advisor with respect to the specific U.S. federal, state, local and foreign income tax consequences to you of purchasing, holding or disposing of our Common Shares.

Taxation of Distributions on Common Shares

Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” a distribution paid by us with respect to the Common Shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution with respect to the Common Shares will equal the amount of cash and the fair market value of any property distributed. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the Common Share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such Common Share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the Common Share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our Common Shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its Common Shares to the extent thereof, and then as capital gain from the deemed disposition of the Common Shares. Corporate holders will not be allowed a deduction for dividends received in respect of the Common Shares.

Taxation of the Disposition of Common Shares

Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our Common Shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the Common Shares. The gain or loss recognized on the disposition of the Common Shares will be long-term capital gain or loss if the U.S. holder held the Common Shares for more than one year at the time of the disposition and is eligible for a maximum 15% rate of taxation for individuals. Capital gain from the sale, exchange or other disposition of Common Shares held for one year or less is short-term capital gain and taxed as ordinary income at a maximum rate of 35%. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of Common Shares will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of Common Shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Tax Consequences if We are a Passive Foreign Investment Company

We will be a passive foreign investment company, or PFIC, if either (1) 75% or more of our gross income in a taxable year is passive income; or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in a taxable year produce, or are held for the production of, passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed.

The “QEF” regime applies if the U.S. holder elects to treat us as a “qualified electing fund” (“QEF”) for the first taxable year in which the U.S. holder owns our Common Shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements. If the QEF regime applies, then each year that we are a PFIC such U.S. holder will include in its gross income a proportionate share of our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder’s basis in our Common Shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing U.S. holder to treat any gain realized on the disposition of his Common Shares as capital gain.

Once made, the QEF election applies to all subsequent taxable years of the U.S. holder in which it holds our Common Shares and for which we are a PFIC and can be revoked only with the consent of the Internal Revenue Service. A shareholder makes a QEF election by attaching a completed Internal Revenue Service Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return. Even if a QEF election is not made, a U.S. person who is a shareholder in a PFIC must file a completed Internal Revenue Service Form 8621 every year.

If a QEF election is made after the first taxable year in which a U.S. holder holds our Common Shares and we are a PFIC, then special rules would apply.

A second regime, the “mark-to-market” regime, may be elected so long as our Common Shares are publicly traded. Pursuant to this regime, an electing U.S. holder’s Common Shares are marked-to-market each year and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our Common Shares and the U.S. holder’s adjusted tax basis in our Common Shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our Common Shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

Under the mark-to-market election, gain on the sale of our Common Shares is treated as ordinary income, and loss on the sale of our Common Shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. The mark-to-market election applies to the tax year for which the election is made and all later tax years, unless the Common Shares cease to be marketable or the Internal Revenue Service consents to the revocation of the election.

If the mark-to-market election is made after the first taxable year in which a U.S. holder holds our Common Shares and we are a PFIC, then special rules would apply.

A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the “excess distribution” regime. Under this regime, “excess distributions” are subject to special tax rules. An excess distribution is either (1) a distribution with respect to shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three years or such U.S. holder’s holding period for our shares, or (2) 100% of the gain from the disposition of our shares (including gain deemed recognized if the Common Shares are used as security for a loan).

Excess distributions must be allocated ratably to each day that a U.S. holder has held our Common Shares. A U.S. holder must include amounts allocated to the current taxable year, as well as amounts allocated to taxable years prior to the first year in which we were a PFIC, in its gross income as ordinary income for that year. All amounts allocated to prior years of the U.S. holder during which we were a PFIC would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The U.S. holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A U.S. holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of gains and distributions that are not characterized as “excess distributions” are subject to tax in the current year under the normal tax rules of the Code.

A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent (who was not a nonresident alien and did not make either of the elections described above), is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. The U.S. person steps into the shoes of the decedent and will be subject to the rules described above.

We believe that in 2004 we were not a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the Internal Revenue Service on our status as a PFIC. In addition, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2005 or in a future year.

U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

Information Reporting and Backup Withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of up to 28% with respect to dividend payments and receipt of the proceeds from the disposition of the Common Shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a U.S. holder provides a correct taxpayer identification number (or certifies that he has applied for a taxpayer identification number), certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

Non-U.S. holders of Common Shares

Except as provided below, a non-U.S. holder of Common Shares (except certain former U.S. citizens and long-term residents of the United States) will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, a Common Share, unless that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the payment of dividends on Common Shares unless the payment is made through a paying agent, or an office of a paying agent, in the United States. Non-U.S. holders will be subject to information reporting and backup withholding at a rate of up to 28% with respect to the payment within the United States of dividends on the Common Shares unless the holder provides its taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

Non-U.S. holders will be subject to information reporting and backup withholding at a rate of up to 28% on the receipt of the proceeds from the disposition of the Common Shares to, or through, the United States office of a broker, whether domestic or foreign, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the receipt of proceeds from the disposition of the Common Shares by a foreign office of a broker; provided, however, that if the broker is a U.S. person or a “U.S. related person,” information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its records of the non-U.S. holder’s foreign status or the non-U.S. holder certifies to its foreign status under penalties of perjury or otherwise establishes an exemption. For this purpose, a “U.S. related person” is a broker or other intermediary that maintains one or more enumerated U.S. relationships. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a non-U.S. holder, or alternatively, the non-U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are currently subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended that are applicable to foreign private issuers. Our SEC filings are filed electronically on the EDGAR reporting system and may be obtained through that medium. In addition, our SEC filings are available for inspection and copying at the public reference facilities maintained by the Commission in Room 1580, 100 F Street, NE, 450 Fifth Street, N.W. Washington, D.C. 20549, and the Commission’s regional office at 3 World Financial Center, Room 4300, New York, New York 10281. Copies of all or any part of the registration statement may be obtained from these offices after payment of fees prescribed by the Commission. Please call the Commission at 1-800-SEC-0300 for further information on the public reference rooms.

You may inspect reports and other information concerning Sapiens at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, MD 20850.

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

Foreign Currency Risk. We conduct our business in various foreign currencies, primarily those of Israel and to a lesser extent of Japan, Europe and Canada. We monitor our foreign currency exposure and, from time to time, may enter into currency forward contracts or put/call currency options to hedge balance sheet exposure. In 2004, we entered into forward exchange contracts to hedge transactions denominated in foreign currencies, in the amount of approximately $1.5 million.

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

As of December 31, 2004, we had approximately $19.2 million outstanding on our short-term credit agreements. The potential loss to Sapiens over one year that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates of all applicable financial assets and liabilities on December 31, 2004 would not exceed approximately $190,000.

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

Changes in Internal Controls. Other than the appointment of our new Executive Vice President and Chief Financial Officer, as reported by the Company on its Form 6-K filed with the SEC on April 4, 2005, since the Evaluation Date, there have not been any significant changes in the Company’s internal controls or in other factors that could significantly affect such controls.

All internal control systems and disclosure controls and procedures, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to the ability to detect or uncover all failures of persons within Sapiens to disclose material information required to be set forth in the Company’s reports. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors determined that Ms. Yocheved Dvir met the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K. Ms. Dvir served as a member of the Board of Directors and of the Audit Committee until March 2005. Following the Special General Meeting of Shareholders in March 2005, the Board of Directors nominated Yacov Elinav and Uzi Netanel to be the members of the Audit Committee, in addition to Rammy Ringel. Mr. Elinav and Mr. Netanel thereby replaced Ms. Dvir and Mr. Agassi. The Board of Directors determined that Mr. Yacov Elinav meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K. All members of the Audit Committee are independent directors.

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

Fees Paid to Independent Auditors

The following table sets forth, for each of the years indicated, the aggregate fees billed by our independent auditors for types of services indicated:

	Year ended December 31,
	2003	2004

	(in thousands)
Audit Fees (1)	$165	$158
Audit Related Fees (2)	25	12
Tax Fees (3)	103	106
Other Fees (4)	5	20

Total	$298	$296

(1)

Audit Fees consist of fees billed for the annual audit and the quarterly reviews of the Company’s consolidated financial statements consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent auditors can reasonably provide.

(2)

Audit Related Fees include fees billed for assurance and related services that traditionally were only performed by the independent auditor, and include the review of documents filed with the SEC, accounting consultation and consultation concerning financial accounting and reporting standards.

(3)	Tax Fees relate to tax compliance, planning and advice.

(4)	Other Fees include services related to stock options and VAT related matters.

Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the approval of audit and non-audit services rendered by our independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. The policy generally requires the Audit Committee’s approval of the scope of the engagement of our independent auditor or on an individual basis. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors. During 2004, 100% of the fees for services rendered by the Company’s independent auditors were approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2004, we did not engage in the purchasing of our own Common Shares.

In March 2004, we exercised 105,225 Options (Series A) at an exercise price of $21.3 per Option and thereby acquired 10,522,500 Debentures (Series A).

In June 2004, we purchased 250,000 Debentures (Series A) at a purchase price of $18.4 per Debenture and 100,000 Debentures (Series A) at a purchase price of $ 19.1 per Debenture.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes required by this item are contained on pages F–1 through F–42 hereof.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F–2
Consolidated Balance Sheets	F–3 – F–4
Consolidated Statements of Operations	F–5
Statements of Changes in Shareholders’ Equity	F–6 – F–7
Consolidated Statements of Cash Flow	F–8 – F–9
Notes to the Consolidated Financial Statements	F–10 – F–42

ITEM 19.	EXHIBITS

1.1	Articles of Association of Sapiens International Corporation N.V., as amended on March 17, 2005.

2.(b) 1

Trust Deed between Sapiens International Corporation N.V. and Investec Trust Company (Israel) Ltd., dated December 2, 2003 – incorporated by reference to registrant’s Form 20-F, filed on June 10, 2004.

4.(a) 1	Amendment to Share Purchase Agreement by and between Sapiens International Corporation and Formula Systems (1985) Ltd. – incorporated by reference to registrant’s Form 20-F, filed on July 3, 2001.

4.(a) 2

Agreement among Sapiens International Corporation N.V., F.I.D. Holdings Ltd. and Israel Discount Bank Ltd., dated March 16, 2004 – incorporated by reference to registrant’s Form 20-F, filed on June 10, 2004.

4.(a) 3	Agreement among Sapiens International Corporation N.V., F.I.D. Holdings Ltd. and Israel Discount Bank Ltd., dated May 2, 2005.

4.(a) 4	Share Purchase Agreement between Sapiens International Corporation N.V. and Formula Systems (1985) Ltd., dated June 27, 2005.

8.1	Subsidiaries

10.1	Consent of Kost Forer Gabbay & Kasierer, Independent Registered Public Accounting Firm

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

IN U.S. DOLLARS

▪	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	▪	Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Sapiens International Corporation N.V.

          We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. and its subsidiaries (the “Company”) as of December 31, 2003 and 2004 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sapiens International Corporation N.V. and its subsidiaries as of December 31, 2003 and 2004 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 9, 2005, except for Note 17b, as to which the date is May 30, 2005	A Member of Ernst & Young Global

F – 2

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2003	2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$31,775	$10,942
Marketable securities and short-term deposits (Note 3)	1,039	11,157
Trade receivables (net of allowance for doubtful accounts of $529 and $775 as of December 31, 2003 and 2004, respectively) (Note 4)	9,133	10,028
Other receivables and prepaid expenses (Note 5)	4,932	4,013

Total current assets	46,879	36,140

PROPERTY AND EQUIPMENT, NET (Note 6)	3,060	2,382

OTHER ASSETS:
Capitalized software development costs, net of accumulated amortization of $24,881 and $29,274 as of December 31, 2003 and 2004, respectively (Note 7a)	11,282	12,394
Goodwill	8,621	8,621
Deferred income taxes	3,779	3,768
Other, net (Note 7b)	3,102	5,429

Total other assets	26,784	30,212

Total assets	$76,723	$68,734

The accompanying notes are an integral part of the consolidated financial statements.

F – 3

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,

	2003	2004

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 9a)	$9,390	$9,195
Current maturities of long-term debt (Note 10)	189	9,678
Trade payables	2,619	2,718
Deferred revenues	3,254	3,224
Other liabilities and accrued expenses (Note 8)	11,054	8,558

Total current liabilities	26,506	33,373

LONG-TERM LIABILITIES:
Convertible debt, warrants and options (Note 9b)	16,672	18,246
Other long-term liabilities (Note 10)	8,111	5,035

	24,783	23,281

REDEEMABLE SHARES IN A SUBSIDIARY (Note 1c)	11,505	–

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS’ EQUITY (Note 14):
Share capital:
Preferred shares: Authorized – 1,000,000 of €2.30 par value and of €0.01 par value at December 31, 2003 and 2004, respectively; Issued and outstanding – None at December 31, 2003 and 2004	–	–
Common shares: Authorized – 20,000,000 of €2.30 par value and 30,000,000 of €0.01 par value at December 31, 2003 and 2004, respectively; Issued – 11,035,729 and 11,790,729 at December 31, 2003 and 2004, respectively; Outstanding: 10,993,935 and 11,748,935 at December 31, 2003 and 2004, respectively (Note 14b)	23,788	142
Additional paid-in capital	82,120	108,493
Treasury shares	(2,423)	(2,423)
Note receivable from a related party shareholder	(975)	(975)
Accumulated other comprehensive loss	(3,107)	(2,542)
Accumulated deficit	(85,474)	(90,615)

Total shareholders’ equity	13,929	12,080

Total liabilities and shareholders’ equity	$76,723	$68,734

The accompanying notes are an integral part of the consolidated financial statements.

F – 4

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,

	2002	2003	2004

Revenues (Note 15b):
Products	$42,008	$32,580	$26,781
Consulting and other services	22,820	19,738	21,023

Total revenues	64,828	52,318	47,804

Cost of revenues:
Products	22,567	17,489	16,578
Consulting and other services	13,543	11,118	10,186
Impairment of capitalized software development costs (Note 2i)	–	–	901

Total cost of revenues	36,110	28,607	27,665

Gross profit	28,718	23,711	20,139

Operating expenses:
Research and development, net (Note 16a)	6,017	3,656	2,531
Selling, marketing, general and administrative, net	23,782	21,539	19,260
Restructuring costs (Note 1b)	481	–	–

Total operating expenses	30,280	25,195	21,791

Operating loss	1,562	1,484	1,652
Financial expenses, net (Note 16b)	971	958	2,410
Other expenses (income), net	1,173	(244)	552

Loss before taxes on income	3,706	2,198	4,614
Taxes on income (benefit) (Note 13)	1,408	(19)	217

	5,114	2,179	4,831
Minority interest in earnings of a subsidiary	39	8	11

Net loss	5,153	2,187	4,842

Settlement of redeemable shares in a subsidiary (Note 1c)	–	–	299

Net loss to shareholders of common shares	$5,153	$2,187	$5,141

Basic and diluted net loss per share (Note 2s)	$1.03	$0.20	$0.46

Weighted-average number of shares used in computing basic and diluted net loss per share	4,999	10,693	11,273

The accompanying notes are an integral part of the consolidated financial statements.

F – 5

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Convertible Preferred shares	Common shares	Additional paid-in capital	Deferred stock compensation	Treasury shares	Note receivable from a shareholder	Accumulated other comprehensive loss	Accumulated deficit	Total

Balance as of January 1, 2002	$6,361	$10,020	$80,514	$(68)	$(2,423)	$(975)	$(5,088)	$(78,134)	$10,207
Total comprehensive loss:
Net loss	–	–	–	–	–	–	–	(5,153)	(5,153)

Other comprehensive income:
Unrealized losses on available-for-sale marketable securities, net	–	–	–	–	–	–	–	–	(5)
Foreign currency translation adjustments	–	–	–	–	–	–	–	–	1,273

Other comprehensive income							1,268		1,268

Total comprehensive loss	–	–	–	–	–	–	–	–	(3,885)

Employee stock options exercised	–	117	(105)	–	–	–	–	–	12
Amortization expense on re-priced options	–	–	–	47	–	–	–	–	47
Conversion of Series F Preferred shares and exercise of warrants	(6,361)	13,636	2,725	–	–	–	–	–	10,000
Payment in respect of acquisition adjustment of Syspart	–	–	(486)	–	–	–	–	–	(486)

Balance as of December 31, 2002	–	23,773	82,648	(21)	(2,423)	(975)	(3,820)	(83,287)	15,895

The accompanying notes are an integral part of the consolidated financial statements.

F – 6

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Convertible Preferred shares	Common shares	Additional paid-in capital	Deferred stock compensation	Treasury shares	Note receivable from a shareholder	Accumulated other comprehensive loss	Accumulated deficit	Total

Balance as of January 1, 2003	$–	$23,773	$82,648	$(21)	$(2,423)	$(975)	$(3,820)	$(83,287)	$15,895
Total comprehensive loss:
Net loss	–	–	–	–	–	–	–	(2,187)	(2,187)

Other comprehensive income:
Unrealized gains on available-for-sale marketable securities, net	–	–	–	–	–	–	–	–	6
Foreign currency translation adjustments	–	–	–	–	–	–	–	–	707

Other comprehensive income	–	–	–	–	–	–	713	–	713

Total Comprehensive loss	–	–	–	–	–	–	–	–	(1,474)

Employee stock options exercised	–	15	12	–	–	–	–	–	27
Amortization expense on re-priced options	–	–	–	21	–	–	–	–	21
Issuance expenses related to the conversion of Series F Preferred shares and exercise of warrants	–	–	(44)	–	–	–	–	–	(44)
Payment in respect of acquisition adjustment of Syspart	–	–	(496)	–	–	–	–	–	(496)

Balance as of December 31, 2003	–	23,788	82,120	–	(2,423)	(975)	(3,107)	(85,474)	13,929

Total comprehensive loss:
Net loss	–	–	–	–	–	–	–	(4,842)	(4,842)

Other comprehensive income:
Unrealized losses on available-for-sale marketable securities, net	–	–	–	–	–	–	–	–	(99)
Foreign currency translation adjustments	–	–	–	–	–	–	–	–	664

Other comprehensive income	–	–	–	–	–	–	565	–	565

Total Comprehensive loss	–	–	–	–	–	–	–	–	(4,277)
Deemed dividend in conjunction with a settlement of redeemable shares in a subsidiary	–	–	–	–	–	–	–	(299)	(299)

Employee stock options exercised	–	15	5	–	–	–	–	–	20
Shares issued in conjunction with a settlement of redeemable shares in a subsidiary	–	2,093	614	–	–	–	–	–	2,707
Change in Common shares par value	–	(25,754)	25,754	–	–	–	–	–	–

Balance as of December 31, 2004	$–	$142	$108,493	$–	$(2,423)	$(975)	$(2,542)	$(90,615)	$12,080

Accumulated unrealized losses from available-for-sale marketable securities							$(75)
Accumulated foreign currency translation adjustments							(2,467)

Accumulated other comprehensive loss							$(2,542)

The accompanying notes are an integral part of the consolidated financial statements.

F – 7

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2002	2003	2004

Cash flows from operating activities:
Net loss	$(5,153)	$(2,187)	$(4,842)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4,818	3,866	4,250
Revaluation of Warrants (Series 1)	–	–	(266)
Amortization of convertible debt issuance expenses	–	15	247
Amortization of convertible debt discount	–	–	348
Impairment of capitalized software development costs	–	–	901
Loss (gain) on disposal of property and equipment	24	(15)	64
Amortization expense on re-priced options	47	21	–
Decrease (increase) in trade receivables	8,190	2,415	(412)
Decrease in other receivables and prepaid expenses	180	552	1,427
Decrease in deferred income taxes, net	407	110	–
Decrease in trade payables	(960)	(185)	(20)
Increase (decrease) in deferred revenues	1,805	(829)	(257)
Decrease in other liabilities and accrued expenses	(4,509)	(3,826)	(4,568)
Accrued interest on redeemable shares in a subsidiary	474	320	64
Loss on marketable securities and bonds	–	77	67
Gain on payment of convertible subordinated notes	(409)	(61)	–
Minority interests in earnings of a subsidiary	39	8	11

Net cash provided by (used in) operating activities	4,953	281	(2,986)

Cash flows from investing activities:
Purchase of property and equipment	(1,011)	(750)	(442)
Increase in capitalized software development costs	(2,732)	(4,539)	(4,750)
Decrease in restricted cash	2,500	–	–
Purchase of marketable securities and short-term deposits	(1,618)	(3,000)	(13,622)
Proceeds from sale of marketable securities and short-term deposits	–	3,541	3,353
Proceeds from sale of property and equipment	128	39	5
Payment for acquisition of Syspart	(957)	(496)	–
Other investment	–	–	(75)

Net cash used in investing activities	(3,690)	(5,205)	(15,531)

The accompanying notes are an integral part of the consolidated financial statements.

F – 8

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2002	2003	2004

Cash flows from financing activities:
Conversion of Series “F” Preferred shares and exercise of warrants (issuance expenses)	10,000	(44)	–
Proceeds from employee stock options exercised	12	27	20
Proceeds from issuance of convertible debt, net	–	16,193	–
Proceeds from issuance of Options (Series A), net	–	17	–
Proceeds from issuance of Warrants (Series 1), net	–	462	–
Proceed from Options (Series A) exercise	–	–	1,492
Increase (decrease) in short-term bank credit, net	(10,621)	2,501	(241)
Payment of convertible subordinated notes	(2,316)	(4,144)	–
Principal payment of long-term loans	(260)	(279)	(4,742)
Proceeds from long-term bank loans	7,500	1,000	567
Convertible debt issuance expenses	–	(1,496)	(32)

Net cash provided by (used in) financing activities	4,315	14,237	(2,936)

Effect of exchange rate changes on cash and cash equivalents	336	461	620

Increase (decrease) in cash and cash equivalents	5,914	9,774	(20,833)
Cash and cash equivalents at the beginning of year	16,087	22,001	31,775

Cash and cash equivalents at the end of year	$22,001	$31,775	$10,942

Supplemental cash flow activities:
Cash paid during the year for:
Interest	$820	$704	$2,917

Income taxes	$1,235	$214	$176

Non-cash investing and financing activities:

Purchase of technology usage rights (Note 10)	$–	$–	$1,695

Settlement of redeemable shares in a subsidiary (Note 1c)	$–	$–	$11,569

The accompanying notes are an integral part of the consolidated financial statements.

F – 9

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	BUSINESS AND ORGANIZATION

	a.	General:

The Company is a global provider of information technology (“IT”) solutions that modernize business processes to enable insurance and other leading companies to quickly adapt to change. The Company’s solutions, sold as customizable software modules, align IT with business demands for speed, flexibility and efficiency. The Company’s solutions are supplemented by the Company’s technology, methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications. The Company’s solutions include scalable insurance applications the Company has developed for leading insurance organizations. The Company’s service offerings include a standard consulting offering that helps customers make better use of IT in order to achieve its business objectives.

The Company’s core technology, Sapiens eMerge™, is a rules-based application development suite which enables rapid solution development for complex mission-critical enterprises to deliver new functionality, achieve legacy modernization and enterprise application integration.

Revenues from a major customer accounted for 9%, 19% and 16% of total revenue in the years ended December 31, 2002, 2003 and 2004, respectively.

	b.	Restructuring costs:

In 2002, the Company recorded restructuring charges of approximately $500,000, all of which was paid in 2002. The restructuring costs consisted of employee termination benefits associated with the involuntary termination of approximately 40 employees, accounted for in accordance with EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”) and SAB 100, “Restructuring and Impairment Charges” (“SAB 100”).

See Note 17a, Subsequent Events, for an additional restructuring plan approved by the board of directors on February 10, 2005.

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

F – 10

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	BUSINESS AND ORGANIZATION (Cont.)

The Put/Call Agreement provided that 50% of the consideration from the investors’ shares would be paid in cash and 50% in the Company’s Common shares to be valued according to the average closing market price of the Company’s Common share over the 14-day trading period preceding the date of issuance of the put consideration. The agreement also included a call option which granted the Company the option to purchase the investors’ shares at a price of $30 in the first two years after the investment date, $37.5 in the third year, and $45 in the fourth year. The purchase price would be multiplied by the percentage of shares purchased. The exercise period would last until the earlier of the fifth anniversary of the investment date, an acquisition of, or an IPO by eZoneXchange.

During February 2001, the Company decided to close the operations of eZoneXchange, and repurchased 173,100 of the investors’ shares with a cash repayment of $4.5 million for principal and interest, according to an amendment to the Put/Call Agreement. As a result, the amount of the principal portion of the redeemable shares in a subsidiary to be repaid in cash was decreased by $4.2 million, net of expenses. In addition, in accordance with the amendment, if the market price of the Company’s Common share reaches $10 per share, the investors will have the right to put 192,333 shares of its eZoneXchange stocks in return for the Company’s 363,776 Common shares at a price of $13.75 per share. No interest is accrued for the amended portion of the investment. The remaining portion of the investment to be repaid in shares (approximately $2.5 million) would continue to be subject to the original terms of the Put/Call Agreement. The amendment terminated the Company’s call option.

As of March 16, 2004, the balance of the Redeemable Shares in a Subsidiary totaled approximately $11.6 million, including interest accrued through that date.

On March 16, 2004, the Company and the investors signed an agreement according to which, among other terms specified in the agreement, the Company would redeem the remaining eZoneXchange common shares and eZoneXchange warrants held by the investors by three means:

	1.	Issuance of shares: Sapiens issued to the investors an aggregate of 750,000 of the Company’s Common shares on March 26, 2004.

The investors were granted a right to demand the registration of the Common shares issued, such right to be effective no earlier than March 31, 2005. As of the date of these financial statements, the investors did not exercise their demand right to register the Common shares issued.

The Common shares issued were valued at approximately $2.7 million, based on the Company’s stock market price on the date of issuance (March 26, 2004).

F – 11

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	BUSINESS AND ORGANIZATION (Cont.)

2.

Loan payable: the Company agreed to pay an amount of $8.6 million to the investors, bearing annual interest of 7.5% compounded annually on the outstanding principal from January 1, 2004, to be paid semi-annually, with principal payments of $4.6 million by no later than May 1, 2004, and $4.0 million by no later than May 1, 2005. The May 1, 2004 payment was made by the Company during May 2004.

See Note 17b, Subsequent Events, for an agreement signed with the investors in May 2005 regarding the 2005 payment.

The 7.5% interest rate was considered as market interest rate for debt with similar risk, and accordingly, the fair value of the loan payable was determined to be its carrying value.

3.

Warrants: the Company issued to the investors warrants to purchase 350,000 Common shares at an exercise price of $4.00 per Common share of the Company, exercisable at any time and from time to time during the period from issuance to December 31, 2007.

The warrants were valued at $560,000 using the Black-Scholes pricing model with the following assumptions: exercise price $4.00, fair value of the underlying shares of $3.65, interest rate 2.5%, dividend yield 0%, and volatility of 60%.

The difference between the fair value of the three components, equal to $11,868,000, and the carrying amount of the liability before the modification of $11,569,000, in the amount of $299,000, was recorded as a Settlement of Redeemable Shares in a Subsidiary deemed dividend in the 2004 consolidated statements of operations.

Pursuant to an evaluation of the terms of the agreement under the provisions of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and potentially settled in, a Company’s Own Stock”, the Company has classified all the above derivative financial instruments issued in connection with the private placement as liabilities.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

	a.	Use of estimates:

U.S. GAAP requires management to make certain estimates, judgments and assumptions. Management believes that the estimates, judgments and assumptions upon which it relies, are reasonable based upon information available at the time that these estimates, judgments and assumptions were made. To the extent that there are material differences between these estimates and actual results, the financial statements may be affected.

F – 12

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	b.	Financial statements in U.S. dollars:

A substantial portion of the financing of the Company’s activities is made in U.S. dollars (“dollar”). In addition, a substantial portion of the Company’s and certain of its subsidiaries’ costs is incurred in dollars. A majority of the revenues of the Company and certain of its subsidiaries is generated in dollars. Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and those subsidiaries operate.

Thus, the functional and reporting currency of the Company and these subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Statement of the Financial Accounting Standard Board No. 52, “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses as appropriate.

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

Foreign currency translation differences included in financial expenses, net, amounted to approximately $160,000, $238,000 and $159,000 for 2002, 2003 and 2004, respectively.

	c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

	d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash, with maturities of three months or less at the date of acquisition.

	e.	Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such bank deposits are stated at cost.

F – 13

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	f.	Marketable securities:

Management determines the proper classification of investments in marketable debt at the time of purchase and reevaluates such designations as of each balance sheet date. All securities covered by Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”), were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders’ equity, accumulated other comprehensive loss. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations as financial expenses, net.

	g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Equipment and furniture	4 – 15 years
Computer equipment and software	3 – 5 years
Motor vehicles	3 – 7 years
Leasehold improvements	Over the shorter of the term of the lease or the estimated useful life of the asset

h.	Impairment of long-lived assets:

The Company’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2002, 2003 and 2004, no impairment losses have been identified.

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

F – 14

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Significant costs incurred by the Company and its subsidiaries between the establishment of technological feasibility and the point at which the product is ready for general release, have been capitalized, net of participation by the OCS.

Capitalized software costs are amortized by the greater of the amount computed using: (i) the ratio that current gross revenues from sales of the software bear to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over three years, the estimated useful life of the software product. The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold.

As of December 31, 2004, the unamortized capitalized costs exceeded the net realizable value of this intangible asset by the amount of $901,000 and therefore the Company included an impairment of capitalized software development costs in the amount of $901,000 which is presented in cost of revenues. Based on its most recent analyses, management believes that no further impairment of capitalized software development costs exists as of December 31, 2004.

	j.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) goodwill acquired in a business combination should not be amortized. SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill fair values are determined using market capitalization.

Through 2004, no impairment losses were identified.

	k.	Intangible assets:

Intangible assets are stated at cost less accumulated amortization. Amortization is computed using the straight-line method as follows:

Prepaid royalties	15 years
Distribution rights	7 years
Technology, usage rights and other intangible assets	4–8 years

During 2002, 2003 and 2004, no impairment losses have been identified.

F – 15

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	l.	Revenue recognition:

Product revenues include software license sales and implementation and customization services (which include the sale of software technology and services).

The Company recognizes revenue in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” and SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” Under SOP 97-2, revenues from software product licenses are recognized upon delivery of the software provided there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is probable and no further obligations exist. Revenues under multiple-element arrangements, which may include software licenses, support and maintenance, and training and consulting services, are allocated to each element based on their respective fair values based on vendor-specific objective evidence. This objective evidence represents the price of products and services when sold separately. When vendor-specific objective evidence of fair value exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method for recognition of revenues, when all other revenue recognition criteria are met. Under the residual method, the Company defers revenues related to the undelivered elements based on their vendor-specific objective evidence of fair value and recognizes the remaining arrangement fee for the delivered elements. When vendor-specific objective evidence of fair value for undelivered elements does not exist, revenues from the entire arrangement are recognized over the term of the agreement.

Revenues from support and maintenance agreements are recognized ratably over the term of the agreement, which is typically one year. Revenues from training arrangements are recognized as the services are performed.

The Company generally does not grant a right of return to its customers. When a right of return exists, revenue is deferred until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

Amounts collected or billed prior to satisfying the above revenue recognition criteria are reflected as deferred revenue. Deferred revenue represents deferred maintenance revenue, and to a lesser extent, deferred software license revenues.

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

F – 16

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from license fees that involve implementation and customization of the Company’s software to customer specific requirements are generated from fixed-price or time-and-materials contracts. Such revenues are recognized in accordance with Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. Fixed-price contracts revenues are recognized using contract accounting on a percentage-of-completion method, over the period from signing of the license through to customer acceptance, in accordance with the “Input Method” or “Output Method”. The amounts of revenues recognized are based on the total license fees under the license agreement and the percentage to completion achieved. According to the “Input Method”, the percentage to completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. According to the “Output Method”, the percentage to completion is determined by using engineering measurement methods.

Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology, and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2004, no such estimated losses were identified. Under time-and-materials contracts, the Company is reimbursed for labor hours at negotiated hourly billing rates.

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

Royalty-bearing grants from the Government of Israel for the funding of research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred, and are recorded as a reduction of research and development costs, or as a reduction of capitalized software development costs.

F – 17

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

Financial instruments that potentially subject the Company and certain of its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables. The Company’s cash and cash equivalents are invested in deposits with major international financial institutions. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

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

The Company’s marketable securities include investments in debentures of U.S. and non U.S. corporations. Management believes that this corporation is financially sound, and accordingly, minimal credit risk exists with respect to these marketable securities.

The Company and its subsidiaries had no off-balance-sheet concentration of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangement as of December 31, 2004.

F – 18

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	q.	Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. The carrying amounts of cash and cash equivalents, trade accounts receivable, short-term bank credit and trade accounts payable approximate their fair values due to the short-term maturity of such instruments. The fair value for marketable securities is based on quoted market prices and do not significantly differ from a carrying amount.

The carrying amounts of the Company’s long-term borrowing arrangements approximate their fair value. Fair values were estimated using discounted cash flow analyses, based on prevailing market borrowing rates.

The fair value of the convertible debentures with a carrying value in the amount of $18,050,000 as of December 31, 2004 according to the quoted price in the TASE is $14,635,000. The fair value of the traded warrants does not significantly differ from their carrying amount.

	r.	Derivative and hedging:

The Company accounts for derivatives and hedging based on Financial Accounting Standards Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended (“SFAS No. 133”). SFAS 133 requires companies to recognize all of its derivative instruments on the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

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

F – 19

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In 2002, 2003 and 2004, all outstanding stock options, convertible subordinate notes, convertible debt and warrants have been excluded from the calculation of the diluted net loss per Common share because all such securities were anti-dilutive for the period presented. The total weighted average number of shares related to the outstanding convertible Preferred shares, options and warrants excluded from the calculations of diluted net loss per share was 3,892,357, 1,175,862 and 103,409 for the years ended December 31, 2002, 2003 and 2004, respectively.

	t.	Stock-based compensation:

The Company has elected to follow Accounting Principles Board Statement (“APB”) No. 25, “Accounting for Stock Options Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”) in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, “Accounting for Stock-Based Compensation – transition and disclosure” (“SFAS No. 148”), which amended certain provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding the Company’s net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for options granted in 2002, 2003 and 2004 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2002	2003	2004

Dividend yield	0%	0%	0%
Expected volatility	97%	83%	65%
Risk-free interest	2%	2%	3.74%
Expected life of up to	6 years	3.5 years	2.5 years

F – 20

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information under SFAS No. 123 is as follows:

	Year ended December 31,

	2002	2003	2004

	U.S. dollars in thousands

Net loss to shareholders of common shares – as reported	$5,153	$2,187	$5,141
Less – stock-based employee compensation – intrinsic value	(47)	(21)	–
Add – stock-based employee compensation – fair value	2,813	1,207	637

Pro forma net loss	$7,919	$3,373	$5,778

Basic and diluted net loss per share – as reported	$1.03	$0.20	$0.46

Pro forma basic and diluted net loss per share	$1.58	$0.31	$0.51

u.	Accrued severance pay:

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

Severance expenses for the years 2002, 2003 and 2004 amounted to approximately $762,000, $939,000 and $893,000, respectively.

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

Expense for contributions made to these plans was $1.2 million, $853,000 and $570,000 for 2002, 2003 and 2004, respectively.

F – 21

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	v.	Recently issued accounting pronouncement:

In December 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”) which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). SFAS 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement of operations based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

1.

A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

2.

A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

In April 2005, the Securities and Exchange Commission postponed the required adoption date of SFAS 123(R) from no later than July 1, 2005 to no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS 123(R) on January 1, 2006. The Company plans to adopt SFAS 123(R) using the modified-prospective method and expects that the adoption will have a significant effect on its consolidated financial statements.

	w.	Reclassifications

Certain amounts from prior years have been reclassified to conform to current period presentation.

NOTE 3:	MARKETABLE SECURITIES AND SHORT-TERM DEPOSITS

The Company invests in marketable securities, which are classified as available-for-sale and are carried at fair value. The following is a summary of marketable debt securities:

	December 31,

	2003			2004

	Amortized cost	Unrealized gains (losses)	Market value	Amortized cost	Unrealized gains (losses)	Market value

	U.S. dollars in thousands

Available-for-sale:

Government debentures	$–	$–	$–	$1,309	$8	$1,317

Commercial debentures	15	24	39	9,923	(83)	9,840

Total available-for-sale marketable securities	$15	$24	$39	$11,232	$(75)	$11,157

As of December 31, 2003 the Company had a short-term deposit of $1.0 million.

F – 22

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	MARKETABLE SECURITIES AND SHORT-TERM DEPOSITS (Cont.)

During 2004, the Company recorded proceeds from sales of marketable securities in the amount of $3,353,000 and related losses of $67,000 in financial expenses, net.

Since the Company has the ability and intent to hold these investments until a recovery of fair value, the Company does not consider these investments to be other than temporarily impaired as of December 31, 2004. In addition, the unrealized losses are in a continuous position for a period not more than 12 months.

The amortized cost and estimated fair value of available-for-sale investments as of December 31, 2003 and 2004 by contractual maturity, are as follows:

	December 31,

	2003		2004

	Amortized cost	Market value	Amortized cost	Market value

	U.S. dollars in thousands

Available-for-sale:
Matures in one to five years	$–	$–	$6,975	$6,868
Matures in five to ten years	–	–	1,003	1,008
Matures in more than ten years	15	39	3,254	3,281

	$15	$39	$11,232	$11,157

NOTE 4:	TRADE RECEIVABLES

The Company’s trade receivables are composed of accounts receivable in the amounts of $6.4 million as of December 31, 2003 and 2004, and unbilled receivables in the amounts of $2.7 million and $3.6 million as of December 31, 2003 and 2004, respectively.

During 2003, the Company entered into several sales of receivables agreements with a financial institution. Accounts receivable sold under these agreements amounted to $2.5 million as of December 31, 2003. Expenses related to receivables sold are recorded in the consolidated statement of operations as financial expenses. The Company had no such agreements during 2004.

Bad debt expenses totaled $1,084,000, $205,000 and $231,000 for the years ended December 31, 2002, 2003 and 2004, respectively.

NOTE 5:	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,

	2003	2004

	U.S. dollars in thousands

Sales and other taxes receivable	$1,596	$1,363
Prepaid expenses	1,602	921
Deferred income taxes	849	860
Government grants	50	258
Employees receivables	292	307
Other	543	304

	$4,932	$4,013

F – 23

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	PROPERTY AND EQUIPMENT, NET

	Cost		Accumulated depreciation

	December 31,

	2003	2004	2003	2004

	U.S. dollars in thousands

Equipment and furniture	$2,385	$2,364	$1,638	$1,791
Computer equipment and software	11,588	12,022	10,339	11,072
Motor vehicles	195	205	139	169
Leasehold improvements	2,280	2,296	1,272	1,473

	$16,448	$16,887	$13,388	$14,505

Depreciation expense totaled $1,592,000, $1,282,000 and $1,011,000 for the years 2002, 2003 and 2004, respectively.

As for pledges see Note 12.

NOTE 7:	OTHER ASSETS

a.

Amortization expenses for capitalized software development costs for 2002, 2003 and 2004, were $2.9 million, $2.3 million and $3.0 million, respectively. Amortization expenses are included in cost of revenues.

As for impairments of software development costs, see Note 2i.

	b.	Other assets, net, are comprised of the following:

	Cost		Accumulated amortization		Other assets, net

	December 31,

	2003	2004	2003	2004	2003	2004

	U.S. dollars in thousands

Prepaid royalties	$2,083	$2,074	$1,503	$1,627	$580	$447
Technologies and usage rights (1)	910	2,041	817	396	93	1,645
Intangible assets and other	156	158	148	148	8	10
Distribution rights	1,070	1,070	1,063	1,070	7	–
Deferred debt issuance costs (2)	1,496	1,528	15	262	1,481	1,266

	$5,715	$6,871	$3,546	$3,503	$2,169	$3,368

In addition, other assets include:

Severance pay fund	–	1,011			–	1,011
Long-term tax advances	715	774			715	774
Long-term deposits	156	162			156	162
Other	62	114			62	114

	933	2,061			933	2,061

	$6,648	$8,932			$3,102	$5,429

F – 24

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	OTHER ASSETS (Cont.)

1)

In September 2004, the Company purchased the technologies underlying the INSIGHT™ for Closed Books solution, for a minimum amount of approximately $1.7 million to be paid in 4 annual installments, beginning December 31, 2005. Under certain conditions set forth in the agreement, the consideration may increase in the future, based on the number of policies administered by such solution.

The technologies are amortized over a 4 year period, which is the estimated useful life of the technologies.

		2)	Related to the issuance of Debentures, Options (Series A) and Warrants (Series 1) (see Note 9b).

Amortization of other assets charged to expenses was $368,000, $303,000 and $148,000 for 2002, 2003 and 2004, respectively.

As for impairments of long-lived assets, see Note 2h.

	c.	Estimated amortization expense of prepaid royalties, technologies and usage rights, distribution rights and other intangible assets for the years ending:

December 31,	U.S. dollars in thousands

2005	$563
2006	546
2007	529
2008	456

$2,094

NOTE 8:	OTHER LIABILITIES AND ACCRUED EXPENSES

	December 31,

	2003	2004

	U.S. dollars in thousands

Employee and related payroll accruals	$3,167	$3,310
Sales and other taxes payable	1,601	1,611
Accrued royalties to the OCS (Note 11a)	2,404	1,477
Accrued expenses and other liabilities	3,882	2,160

	$11,054	$8,558

F – 25

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	DEBT

	a.	Short-term bank credit:

The Company and its subsidiaries have available revolving credit line facilities for borrowings of up to a total of $19.0 million as of December 31, 2004, available until March 31, 2005. Under the terms of these credit line agreements, the Company and several of its subsidiaries recorded floating charges in favor of the banks and issued cross guaranties in support of the credit line facilities. Additionally, the Company is required to maintain certain financial ratios and results. See Note 17c, Subsequent Events, for extension of terms of the credit lines.

		Weighted average interest

		December 31,		December 31,

		2003	2004	2003	2004

	Linkage	%		U.S. dollars in thousands

Credit lines	NIS	7.2	6.5	$2,740	$1,045

Short-term loans	U.S. dollar	3.2	4.5	6,650	8,150

				$9,390	$9,195

b.	Convertible Debentures, Warrants and Options:

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

The Debentures (Series A) are linked to the U.S. dollar and bear annual interest at the rate of 6.0%, payable on the 5th of June and the 5th of December each year commencing on June 5, 2004 and ending on December 5, 2009. Principal is payable in four installments on the 5th of December of the years 2006-2009. During the period beginning 45 days after the registration of the Debentures (Series A) for trading on TASE and ending November 21, 2009, the Debentures (Series A) are convertible into Common shares at a conversion rate of one Common share per each NIS 27 (approximately $6.14) amount of the Debentures, linked to the NIS/dollar exchange rate. The conversion rate is subject to certain technical adjustments, which have no accounting implications (stock dividend, stock split, reverse split). The Debentures (Series A) are unsecured.

Each Option (Series A) was exercisable into 100 Debentures (Series A) no later than March 3, 2004 at an exercise price of NIS 96 (approximately $21.85). Through March 3, 2004, 179,663 Options (Series A) were exercised into Convertible Debentures, with a total exercise price of approximately $3.8 million. 105,225 of the Options (Series A), with a total exercise price of approximately $2.3 million, were exercised by one of the Company’s subsidiaries in Israel. The remaining balance expired.

F – 26

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	DEBT (Cont.)

Each Warrant (Series 1) is exercisable into one Common share of the Company during the period beginning 45 days after the registration of the Debentures (Series A) for trading on TASE and ending November 21, 2007 at an exercise price of NIS 27 (approximately $6.14) linked to the U.S. dollar.

As of December 31, 2004, 600,000 Warrants (Series 1) are outstanding.

The Convertible Debentures and Warrants are, and the Options were, traded on TASE only. Any Common shares issued upon conversion of the Debentures (Series A) or exercise of the Warrants (Series 1) will be traded on both TASE and NASDAQ. The offering was made to the public in Israel only in accordance with Israeli securities laws. It was not open to persons residing in the United States or to other U.S. persons (other than distributors). The securities offered have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration under such Act or an applicable exemption from registration.

In accordance with APB No. 14, “Accounting for Convertible debt and Debt Issued with Stock Purchase Warrants”, EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion features or Contingently Adjustable Conversion Ratios”, and EITF 00-27, “Application of issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”), a portion of the proceeds of debt securities issued with detachable warrants was allocated to the Options (Series A) and the Warrants (Series 1), based on the relative fair values of the securities at time of issuance. Amounts allocated to the Options (Series A) were and the Warrants (Series 1) are accounted for as liabilities, in accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock” (“EITF 00-19”), and are marked to market, based on their fair values in the TASE at each reporting date, against financial income (expense).

In accordance with EITF 00-27, the commitment date of the Debentures (Series A) is the date the offering was completed and the measurement date of the Options (Series A) was the exercise date of the Options (Series A).

No beneficial conversion feature was recorded on the Debentures (Series A), because the effective conversion price of the Debentures (Series A) was higher than the fair value of the Common share on the commitment date.

Pursuant to an evaluation of the terms of the agreement under the provisions of EITF 00-19, the Company has classified all the above derivative financial instruments issued in connection with the private placement as liabilities.

F – 27

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	DEBT (Cont.)

As of December 31, 2003 and 2004, the outstanding balance of the convertible debt, Warrants and Options are as follows:

	December 31,

	2003	2004

	U.S. dollars in thousands

Debentures:
Par value	$18,207	$22,295
Deemed discount, net *)	(1,557)	(1,456)

	16,650	20,839
Less – debentures purchased by one of the Company’s subsidiaries	(457)	(2,789)

Warrants (Series 1)	462	196
Options (Series A)	17	–

	$16,672	$18,246

*)

the deemed discount is amortized over a period of 72 months, the term of the debentures (Series A), using the interest method. Amortization of the deemed discount charged to expenses was $18,000 and $348,000 for 2003 and 2004, respectively.

The share issuance expenses, which are classified to other assets (Note 7b), are amortized over the term of the debentures (Series A), using the interest method.

NOTE 10:	OTHER LONG-TERM LIABILITIES

				December 31,
		Rate of
	Linkage	interest	Maturity	2003	2004

		%		U.S. dollars in thousands

Loan payable eZoneXchange ***)	U.S. Dollar	7.5	May 2005	–	$4,000

Long-term loans *)	U.S. Dollar	4.5–4.7	Through March 2005	7,000	7,567

Capital lease obligations (Note 10b)	Euro	5	June 2005	117	46

Other long-term liability **)	GBP	–	Through December 2008	–	1,736

Other long-term debt	Japanese Yen	2.1–2.8	February 2006	123	69

				7,240	13,418

Less – current maturities				(189)	(9,678)

				7,051	3,740
Accrued severance pay				991	902
Warrants issued as part of a settlement of redeemable shares in a subsidiary (Note 1c)				–	320
Minority interest				69	73

				$8,111	$5,035

*)	See Note 9a for covenants.
**)	See Note 7b.
***)	See Note 17b for an extension of the maturity date.

F – 28

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	OTHER LONG-TERM LIABILITIES (Cont.)

In 2002 and in the first half of 2003, the Company executed an early redemption of some of the convertible subordinated notes in the amount of approximately $3.95 million, which resulted in a gain of $409,000 in 2002 and $61,000 in 2003, recorded as other income. In September 2003, the remaining balance of the convertible subordinated notes was fully repaid.

Long-term debt maturities after December 31, 2004, are as follows (U.S. dollars in thousands):

2005	$9,678
2006	3,140
2007 and after	600

$13,418

Interest expense was $1.0 million, $1.2 million and $1.0 million for 2002, 2003 and 2004, respectively.

NOTE 11:	COMMITMENTS AND CONTINGENT LIABILITIES

a.

Sapiens Technologies Ltd. (“Technologies”), a subsidiary incorporated in Israel, partially finances its research and development expenditures under programs sponsored by the OCS for the support of certain research and development activities conducted in Israel.

In exchange for participation in the programs by the OCS, the Company agreed to pay 3%–3.5% of total net consolidated license and maintenance revenue and 0.35% of the net consolidated consulting services revenue related to the software developed within the framework of these programs. The royalties will be paid up to a maximum amount equaling 100%–150% of the grant provided by the OCS, linked to the dollar and for grants received after January 1, 1999 bear annual interest at a rate based on LIBOR. Repayment of such grants is not required in the event that there are no sales of products developed within the framework of such funded programs.

Royalties paid or accrued amounted to $1.6 million, $1.2 million and $1.6 million in 2002, 2003 and 2004, respectively.

As of December 31, 2004, the Company had a contingent liability to pay royalties of approximately $8.0 million.

F – 29

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.

The Company and its subsidiaries lease various office equipment, office space, and motor vehicles through operating and capital leases. Future minimum lease payments for the next five years and thereafter are as follows:

	Operating leases	Capital leases

	U.S. dollars in thousands

2005	$2,499	$46
2006	2,258	–
2007	2,061	–
2008	1,887	–
2009 and thereafter	1,941	–

Total future minimum lease payments	$10,646	$46

Amortization of assets recorded under capital leases is included in depreciation expenses. Rent expense for the years 2002, 2003 and 2004 was $2.5 million, $2.5 million and $2.4 million, respectively.

c.

The Company is party to various legal proceeding and claims that arise in the ordinary course of business in the total aggregate amount of approximately $477,000. A former employee has threatened to sue the Company for the amount that such employee was required to pay to the Israel Tax Authorities as the result of his exercise of stock options.  In the event that such employee would decide to file a claim in court, the Company believes that such threatened claim lacks merit and the Company, based on the advice of its legal counsel, believes that it has a reasonable defense.  The Company does not believe that the claim reflects a probable loss contingency, in accordance with Statement of the Financial Accounting Standard Board No. 5, “Accounting for Contingencies”.

d.

Under Israel’s Stamp Tax on Documents Law, certain documents are subject to stamp tax. Recently promulgated regulations provide for a gradual phase-out of the stamp tax by 2008. In 2004, however, the tax authorities began an enforcement campaign involving extensive audits of companies’ compliance with the stamp tax obligation with respect to all agreements which had been signed since June 2003.

The Company has received legal advice that there are a variety of defenses relating to its obligation to pay stamp tax or the amount to be paid. The Company’s management believes that the applicable provision in its financial statements as of December 31, 2004 is adequate to cover probable costs arising from this law.

e.	As for tax assessments, see Note 13c.

f.	See Note 7b(1) for a contingent liability related to a purchased technology.

F – 30

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	SECURITY INTERESTS AND PLEDGES

The Company and several of its subsidiaries granted floating charges to certain financial institutions and issued cross guarantees in support of the credit facilities described in Note 9a above.

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

The Company has provided bank guarantees in the amount of approximately $1.3 million as security for the performance of various contracts with customers. If the Company were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

The Company has provided guarantees to banks in support of the credit facilities extended to two subsidiaries. In the case of the Company’s U.S. subsidiary, the guarantee is for $100,000; in the case of the Company’s U.K. subsidiary, the guarantee is for £130,000. Each such guarantee is provided for the term of the credit facility, such term being generally one year. If a subsidiary whose credit line has been guaranteed by the Company were to breach certain terms of its credit agreement, the lending bank could demand that the Company pay amounts claimed to be due.

NOTE 13:	TAXES ON INCOME

	a.	Net operating losses carryforward:

At December 31, 2004, the Company’s subsidiary in the U.S. had net operating loss carryforwards for U.S. federal income tax purposes of approximately $6.5 million and tax credits of approximately $200,000, which are available to offset future federal taxable income and expire in 2009 to 2023.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

In addition, the Company had a net operating loss carryforwards relating to non-U.S. subsidiaries totaling approximately $50 million, which is available to offset future taxable income. Generally, a majority of such amounts have no expiration date. However, in some cases, amounts expire in 2005 to 2009.

	b.	Israeli income tax:

Sapiens Technologies (1982) Ltd. (“Technologies”), an Israeli subsidiary of the Company, has been granted “Approved Enterprise” status for six investment programs approved in 1984, 1991, 1993, 1995, 1998 and 2000, by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 (“the Law”).

F – 31

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:	TAXES ON INCOME (Cont.)

Undistributed Israeli income derived from the “Approved Enterprise” programs entitle Technologies to a tax exemption for a period of two to four years and to a reduced tax rate of 10% – 25% for an additional period of three to eight years (depending on the level of foreign-investment in Technologies). These tax benefits are subject to a limitation of the earlier of twelve years from commencement of operations, or fourteen years from receipt of the approval. Technologies completed the implementation of the 1984, 1991, 1993, 1995 and 1998 investment programs. As of December 31, 2004 the Investment Center has granted final approval for the implementation of the 1995 and 1998 plans. Technologies has used all the tax benefits under the 1984 and 1991 plans and is entitled for additional benefits, under the 1993 plan (the benefits period commenced in 1998 and will expire in 2006) and under the 1995 plan (the benefits period commenced in 1998 and will expire in 2008). The benefits have not yet commenced for the 1998 and the 2000 plans.

The law also grants entitlement to claim accelerated depreciation on machinery and equipment used by the “Approved Enterprise”, during the first five years.

Income from sources other than the “Approved Enterprise” during the benefit period is subject to tax at the regular corporate tax rate of 35% in 2004, 34% in 2005, 32% in 2006 and 30% in 2007 and thereafter.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Capital Investments Law, regulations published thereunder and the instruments of approval for the specific investments in “approved enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. In the event of a distribution of such tax-exempt income including, among other things, a cash dividend, the Company will be required to pay tax at the rate of 10%–25% on the amount distributed. In addition, these dividends will be subject to a 15% withholding tax. Technologies have decided not to declare dividends out of such tax-exempt earnings. Accordingly, no deferred income taxes have been provided on earnings attributable to the Technologies’ “Approved Enterprise”.

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

On April 1, 2005, subsequent to the balance sheet date, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefiting Facility. A company wishing to receive the tax benefits afforded to a Benefiting Facility is required to select the tax year from which the period of benefits under the Investment Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefiting Facility, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefiting Facility and having completed a cooling-off period of no less than two to four years from the company’s previous year of commencement of benefits under the Investments Law.

F – 32

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:	TAXES ON INCOME (Cont.)

Pursuant to the amendment, a company with a Benefiting Facility is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefiting Facility and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of commencement of benefits under the Investments Law. The tax benefits granted to a Benefiting Factory are determined according one of the following new tax routes:

Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefiting Facility within Israel, and a reduced corporate tax rate of 10 to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefiting Facility during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%–25%). A company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefiting Facility.

A special tax route enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefiting Facility. The benefits period is ten years. Upon payment of dividends, a company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

A special tax route that provides a full exemption from corporate tax and from tax with respect to dividends for companies with an annual income of at least NIS 13-20 billion that have invested a total of between NIS 600-900 million in facilities in certain geographical locations in Israel.

Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The amendment changes the definition of “foreign investment” in the Investments Law so that instead of an investment of foreign currency in the company, the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

F – 33

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:	TAXES ON INCOME (Cont.)

The amendment will apply to Approved Enterprise programs in which the year of commencement of benefits under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004 in which case the provisions of the amendment will not apply.

	c.	Tax assessments

Technologies and some of the Company’s group entities have final tax assessments through the year 1999.

	d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries’ deferred tax assets are as follows:

	December 31, 2003		December 31, 2004

	Current	Non- current	Current	Non- current

	U.S. dollars in thousands

Gross deferred tax assets	$849	$7,602	$860	$8,558
Less – valuation allowance	–	(3,823)	–	(4,790)

Net deferred tax asset	$849	$3,779	$860	$3,768

During the year ended December 31, 2004, the Company and its subsidiaries have increased the deferred income taxes assets resulting from tax loss carryforwards and other tax credits and the related valuation by $1.0 million. Management currently believes that it is more likely than not that the deferred income taxes regarding the loss carryforwards and other temporary differences, on which a valuation allowance has been provided, will not be realized in the foreseeable future.

Provisions for income tax expense (benefit) are comprised of the following:

	Year ended December 31,

	2002	2003	2004

	U.S. dollars in thousands

Current (foreign)	$1,001	$(123)	$217
Deferred (foreign)	407	104	–

	$1,408	$(19)	$217

F – 34

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:	TAXES ON INCOME (Cont.)

The Company’s entire provision for taxes on income relates to operations in jurisdictions other than the Netherlands Antilles. The effective income tax rate varies from period to period because each jurisdiction in which the Company and its subsidiaries operate has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowance of deductions, credits and other benefits). In addition, the provision for income taxes for the fiscal years ended December 31, 2002, 2003 and 2004, does not include the recognition of a majority of the deferred tax assets relating to the net operating losses of the Company’s subsidiaries worldwide.

The main reconciling item from the statutory tax rate of the Company to the effective tax rate is the non-recognition of tax benefits from accumulated net operating losses carryforward among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits.

	e.	Loss (income) before taxes on income is comprised as follows:

	Year ended December 31,

	2002	2003	2004

	U.S. dollars in thousands

Domestic	$8,252	$1,499	$5,019
Foreign	(4,546)	699	(405)

	$3,706	$2,198	$4,614

NOTE 14:	SHAREHOLDERS’ EQUITY

a.

In June 2003, the Company’s shareholders approved a 1-for-5 reverse stock split of the Company’s Common shares. Accordingly, all share, per share option and warrant data shown in these financial statements has been retroactively adjusted to reflect the reverse stock split.

b.

In August 2004, the Company’s shareholders approved amendments to the Company’s Articles of Association, and thereby (a) increased the number of authorized Common shares to 30,000,000, while the number of authorized preferred shares remained 1,000,000, and (b) changed the par value of all authorized shares to one Eurocent (€ 0.01) each, from two and three tenths Euros (€ 2.30) each, such that the total nominal capital of the Company became € 310,000.

c.

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

F – 35

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	SHAREHOLDERS’ EQUITY (Cont.)

The Series F convertible Preferred shares were convertible into Common shares of the Company at any time at a ratio of $7.5 per Common share. In accordance with an anti dilution clause, the conversion ratio was to be adjusted in two stated dates, but was never increased, to 110% of the average closing sale price of the Company’s Common shares for the 10 trading days following August 15, 2001 and March 1, 2002. The conversion ratio was not to be adjusted to be less than $5.0 per Common share. At maturity, three years from the date of investment, the Company was to redeem all of the remaining outstanding Series F convertible Preferred shares through payment of cash or delivery of Common shares, at the Company’s election. If Common shares were issued, the redemption price would be the average closing sale price of the Company’s Common share for the 30 trading days preceding maturity. The Company’s intention was to redeem the investment in shares.

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

In determining whether an instrument includes a beneficial conversion option in accordance with EITF 98-5, the total proceeds were allocated to the Preferred shares and the detachable warrants based on their fair values. As of December 31, 2001, no beneficial conversion feature value was accounted in respect of the Preferred shares.

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

In December 2002, the Investors converted all of the outstanding Series F Preferred shares into Common shares at a reduced conversion price of $4.15, and Formula invested an additional $10 million in Common shares by exercising its two thirds portion of the Investors’ option to purchase Common Shares at a reduced exercise price of $4.15 per Common share. The remaining unexercised one third portion of the Investors’ existing option was assigned to Formula by Yarnfield and it was agreed that such option to purchase 1,204,819 Common shares would be exercisable at the reduced exercise price of $4.15 per Common share. The option was exercisable through June 30, 2004. This transaction was accounted for in accordance with the guidelines of EITF D-42, “The Effect on the calculation of Earnings Per Share for the Redemption or Induced Conversion of Preferred Stock”. No deemed dividends were recorded as a result of the conversion of Series F Preferred shares and exercise of options due to immateriality.

F – 36

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	SHAREHOLDERS’ EQUITY (Cont.)

At the time that the transactions described in this Section c. took place, Ron Zuckerman, Chairman of the Board of the Company, was an advisor to Magnum.

d.

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

In accordance with EITF 95-16, “Accounting for Stock Compensation Arrangements with Employer Loan Features under APB Opinion No. 25”, the transaction was accounted for as a fixed award.

	e.	Common shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

	f.	Stock option plan:

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

In 2003, the Company’s Board of Directors and shareholders authorized the extension of the Sapiens International Corporation N.V. 1992 Stock Option and Incentive Plan (the “1992 Stock Plan”) until April 2012. Also in 2003, the Company’s Board of Directors and shareholders approved the 2003 Share Option Plan (the “2003 Option Plan”), including the reservation of 500,000 Common Shares for grant Pursuant to such plan. The 1992 Stock Plan and the 2003 Option Plan are referred together as “the Plan”.

In August 2004, the Company’s shareholders approved an increase of the number of Common shares available for grant pursuant to the Plan by an additional 500,000 Shares.

F – 37

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	SHAREHOLDERS’ EQUITY (Cont.)

In December 2000, 154,560 previously granted options with exercise prices from $11.25 to $69.375 were repriced to $0, resulting in a new measurement date and total compensation expense of $628,000 of which $453,000 was recognized in 2000 for the portion already vested and $175,000 was deferred to be recognized over the remaining vesting period ended in 2003. During the years 2001, 2002 and 2003, $107,000, $47,000 and $21,000 of the amount deferred were recognized, respectively.

As of December 31, 2004, 1,114,765 options to Common shares of the Company are still available for future grant. Any options which are forfeited or cancelled before expiration become available for future grant under the Plan.

In December 2000, the Company granted 509,600 Time Accelerated Restricted Stock Award options (“TARSAP’s”) to employees. The TARSAP’s included an acceleration feature, based on the Company’s performance in the years 2001 and 2002. As of December 31, 2004, 375,400 of the options are outstanding, and 100% of the options were vested based on the 2001 and 2002 performance tests. No compensation expense was recorded, since the fair value of the Company’s Common shares was equal to the exercise price at the date of grant.

A summary of the stock options activities in 2002, 2003 and 2004, is as follows:

	Year ended December 31,

	2002			2003			2004

	Shares		Weighted average exercise price	Shares		Weighted average exercise price	Shares		Weighted average exercise price

Outstanding at January 1	*)	1,569,698	$12.50	*)	1,580,713	$11.25	*)	1,558,495	$10.25

Granted		274,300	$4.70		157,600	$4.06		321,539	$4.05
Exercised		(55,080)	$0.20		(6,820)	$3.91		(5,000)	$4.07
Cancelled and forfeited		(208,205)	$15.70		(172,998)	$14.05		(234,163)	$10.23

Outstanding at December 31	*)	1,580,713	$11.25	*)	1,558,495	$10.25	*)	1,640,871	$9.05

Exercisable options at December 31		908,784	$12.85		1,095,779	$11.86		1,143,432	$11.24

*)	Including 102,100 options repriced to zero, as of December 31, 2002, 2003 and 2004.

The options outstanding as of December 31, 2004, have been classified by range of exercise price, as follows:

Exercise price	Options outstanding as of December 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2004	Weighted average exercise Price

$0	102,100	5.98	$–	102,100	$–
$1.86 – $2.63	135,650	9.37	$2.57	–	$–
$3.25 – $3.75	188,500	7.37	$3.57	120,425	$3.49
$4.06 – $5.70	863,812	6.71	$4.53	570,098	$4.43
$11.25 – $16.875	153,810	0.88	$11.81	153,810	$11.81
$19.375 – $29.375	48,600	5.56	$28.91	48,600	$28.91
$32.5 – $47.5	110,799	4.13	$37.35	110,799	$37.35
$61.25 – $69.375	37,600	5.03	$67.78	37,600	$67.78

	1,640,871		$9.05	1,143,432	$11.24

F – 38

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	SHAREHOLDERS’ EQUITY (Cont.)

All options were granted at exercise price equal to the share price at the date of grant. The weighted average fair value of options granted during the year ended December 31, 2004 was $1.46.

g.

During 2003 and 2004, the Company decided to extend the exercise period for certain former employees. The extension was accounted for in accordance with FIN 44 by applying a new measurement date, which resulted in no additional compensation expenses.

h.	Warrants:

In 2000, warrants were granted to service providers. As of December 31, 2004, warrants are outstanding, as follows:

Warrants to Common shares	Weighted average exercise price per share	Warrants exercisable	Exercisable through

82,944	$22.73	82,944	January-March 2005 *)
31,360	48.65	31,360	August 2005

114,304	$29.48	114,304

*) Expired in March 2005, subsequent to the balance sheet date.

i.

In 2001, the Company granted Bank Leumi Le Israel B.M., Bank Hapoalim Ltd., Mizrahi Bank Ltd. and Bank Discount Ltd. (collectively the “Banks”) 81,000 warrants as part of a credit-line extension agreement (see Note 10a) at an exercise price ranging from $4.4 to $6.9 per share. These warrants were measured at fair value according to the Black-Scholes option pricing model. Total compensation expense amounted to $203,000, of which $150,000 and $53,000 were recognized as financial expense in 2001 and 2002, respectively, over the credit-line period.

In June 2004, the Company extended the exercise period of the above warrants terms with additional 9 months, until March 31, 2005. These warrants were measured at fair value (according to Black–Scholes option pricing model) with the following assumptions: Risk free rate of 2%, dividend yields of 0%, volatility factors of the expected market price of the Company’s common shares of 60%, and contractual life of the warrants of 9 months. Total compensation expense amounted to $14,000.

These warrants expired on March 31, 2005.

j.	The Company does not intend to pay cash dividends in the foreseeable future.

k.	As for warrants granted to investors as part of the settlement of redeemable shares in a subsidiary, see Note 1c.

l.	As for 600,000 Warrants (Series 1) offered to the public, see note 9b.

F – 39

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	SHAREHOLDERS’ EQUITY (Cont.)

	m.	Payments in respect of acquisition adjustment of Syspart:

In May 1999, the Company acquired all of the outstanding shares of Syspart (Deutschland) GmbH, a German corporation (hereafter – “Syspart”). The total consideration was approximately $6 million (including $354,000 of costs related to the acquisition) of which 64% was paid in cash and 36% in Sapiens Common shares. The acquisition was treated on the basis of the purchase method of accounting. The operations of Syspart are included in the consolidated statements from the acquisition date. In 2000, 2001, 2002 and 2003, the Company paid additional consideration in the amounts of $164,000, $471,000, $486,000 and $496,000, respectively, which were paid due to a share price floor clause in the purchase agreement. In accordance with APB 16, “Business Combinations” superseded by SFAS 141 “Business Combinations”, and EITF 97-8, “Accounting for Contingent Consideration Issued in a Purchase Business Combination”, the additional amounts were recorded as reductions to the additional paid-in capital.

NOTE 15:	GEOGRAPHIC INFORMATION

a.

The Company operates in a single segment as a provider of software solutions. See Note 1 for brief description of the Company’s business. The data below is presented in accordance with Statement of Financial Accounting Standard No. 131, “Disclosure about Segments of an Enterprise and Related Information”.

	b.	Geographic information:

The following is a summary of operations within geographic areas based on the end customers’ location.

		Year ended December 31,

		2002	2003	2004

		U.S. dollars in thousands

1.	Revenues:
	U.K.	$25,438	$19,446	$18,217
	North America	20,272	17,636	12,381
	Israel	5,776	6,453	8,910
	France	3,450	2,594	1,352
	Germany	2,653	2,211	1,814
	Japan	3,697	2,644	3,147
	Other	3,542	1,334	1,983

		$64,828	$52,318	$47,804

F – 40

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:	GEOGRAPHIC INFORMATION (Cont.)

		December 31,

		2003	2004

		U.S. dollars in thousands

2.	Long-lived assets:
	Israel	$12,934	$14,587
	France	454	455
	Dutch Antilles	2,112	588
	Germany	33	19
	Other	1,466	1,111

		$16,999	$16,760

NOTE 16:	SELECTED STATEMENTS OF OPERATIONS DATA

	a.	Research and development expenses:

		Year ended December 31,

		2002	2003	2004

		U.S. dollars in thousands

	Total costs	$9,448	$8,329	$8,114

	Less – capitalized software development costs, net of royalties bearing grants	(2,732)	(4,539)	(4,750)
	Less – royalty-bearing grants	(699)	(134)	(833)

	Research and development expenses, net	$6,017	$3,656	$2,531

b.	Financial expenses, net:

	Financial income:
	Interest	$778	$612	$358
	Revaluation of Warrants (Series 1)	–	–	266
	Foreign currency translation differences	6,511	26,178	10,057

		7,289	26,790	10,681

	Financial expenses:
	Interest	1,747	1,246	2,282
	Foreign currency translation differences	6,351	26,292	9,898
	Bank charges and others	162	133	249
	Loss on sale of marketable securities and bonds	–	77	67
	Amortization of issuance expenses and discount on convertible notes	–	–	595

		8,260	27,748	13,091

	Financial expenses, net	$971	$958	$2,410

F – 41

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	SUBSEQUENT EVENTS (UNAUDITED EXCEPT FOR B)

	a.	On February 10, 2005, board of directors approved a restructuring plan for the purpose of reducing costs and to restore profitability.

The restructuring costs consist of employee termination benefits associated with the involuntary termination of approximately 40 employees, accounted for in accordance with Statement of Financial Accounting Standard No. 146, “Accounting for costs Associated with Exit of Disposal Activities”.

The Company expects to record approximately $1.0 million as restructuring costs in 2005 in connection with this restructuring plan.

b.

On May 29, 2005, the Company entered into an agreement with the investors in eZoneXchange regarding the payment of the remaining $4.0 million originally due on May 1, 2005. It was agreed to pay $2.0 million on May 1, 2005, $1.0 million on April 1, 2006 and $1.0 million on August 1, 2006. The investors may, at their sole discretion, convert all or any portion of the $1.0 million payable on August 1, 2006 into the Company’s Common shares, at a conversion price per each share of $3.20. In addition, the interest due on the remaining amount was changed to Libor + 2.5%. The first installment of $2.0 million was paid as required at the beginning of May 2005.

c.

Subsequent to the balance sheet date, the credit line facilities mentioned in Note 9a, have effectively been extended to enable the Company and the banks to negotiate the conditions for an additional twelve month period. Management believes that the financial results and ratios that will be agreed upon will be ones that the Company will be able to maintain over the next twelve months. Borrowings under these agreements in U.S. dollars bear interest at rates ranging between the London Interbank Offered Rate (“LIBOR”) plus 2% to plus 2.25% and borrowings in New Israeli Shekels (“NIS”) bear interest at the prime rate of interest in Israel plus 0.7%.

d.

On June 27, 2005, we entered into a share purchase agreement with its major shareholder, Formula Systems (1985) Ltd., whereby Formula invested $2.0 million in the Company and the Company issued 1,041,667 Common shares to Formula, at a purchase price per share of $1.92, which was the average closing price for the 10 day period prior to the execution of the agreement.

F – 42

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf

SAPIENS INTERNATIONAL CORPORATION N.V.

By: /s/ Yitzhak Sharir

Yitzhak Sharir
President & Chief Executive Officer

Date: June 29, 2005