Form 20-F
period 2005-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2006-06-29
CIK 885740

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _______________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . . . . .

Commission file number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.
 (Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

NETHERLANDS ANTILLES
(Jurisdiction of incorporation or organization)

Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Curaçao, Netherlands Antilles
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, par value € 0.01 per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

As of December 31, 2005 the issuer had 12,810,102 Common Shares, par value € 0.01 per share outstanding.

Indicate by check mark if the registrant is well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐          No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☒          No ☐

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated Filer	☐ Accelerated Filer	☒ Non-Accelerated Filer

Indicate by checkmark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following tables summarize certain selected consolidated financial data for the periods and as of the dates indicated. We derived the statement of operations financial data for the years ended December 31, 2003, 2004 and 2005 and the balance sheet data as at December 31, 2004 and 2005 from our consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations financial data for the years ended December 31, 2001 and 2002 and the balance sheet data as of December 31, 2001, 2002 and 2003 are derived from our audited financial statements not included in this annual report. Certain financial data for 2001 were reclassified to conform to the 2002 presentation, certain financial data for 2003 were reclassified to conform to the 2004 presentation and certain financial data for 2004 were reclassified to conform to the 2005 presentation. You should read the selected consolidated financial data together with our consolidated financial statements included elsewhere in this annual report and with Item 5, “Operating and Financial Review and Prospects.” Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

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

Although we maintained compliance with the Minimum Bid Requirement, at the end of the second quarter of 2005, our shareholders’ equity was below $10,000,000 which is the required minimum shareholders’ equity for continued listing on the Nasdaq National Market. As a result of a notice we received from Nasdaq, we applied to transfer the listing of our shares from the Nasdaq National Market, and on September 28, 2005, our shares began to trade on the Nasdaq Capital Market (formerly known as the Nasdaq SmallCap Market).

At the end of the first quarter of 2006, our shareholders’ equity was $2.2 million. On June 5, 2006, we received a letter from Nasdaq indicating that we fail to comply with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. On June 27, 2006, we submitted to Nasdaq a plan to achieve and sustain compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market.

All historical share amounts and per share data in this annual report have been retroactively restated to reflect the reverse stock split.

On August 26, 2004, at the Annual General Meeting, our shareholders approved an increase in the number of authorized Common Shares to 30,000,000 and a change in the par value of all authorized shares to one Eurocent (€0.01). As a result, the total nominal capital of the Company is € 310,000, reflecting 30,000,000 Common Shares and 1,000,000 Preferred Shares.

Selected Financial Data:	Year Ended December 31,
	2001	2002	2003	2004	2005
	(In thousands, except per share data)

Revenues:
Products	$33,924	$42,008	$32,580	$26,781	$13,295
Consulting and other services	29,511	22,820	19,738	21,023	26,109

Total revenues	63,435	64,828	52,318	47,804	39,404

Cost of revenues:
Cost of products	23,711	22,567	17,489	16,578	11,306
Cost of consulting and other services	18,902	13,543	11,118	10,186	13,540
Impairment of capitalized software development costs	-	-	-	901	-
Total cost of revenues	42,613	36,110	28,607	27,665	24,846

Gross profit	20,822	28,718	23,711	20,139	14,558

Operating Expenses:
Research and development, net	5,458	6,017	3,656	2,531	2,723
Selling, marketing, general and administrative	28,725	23,782	21,539	19,260	16,245
Restructuring Costs	-	481	-	-	1,113

Total operating expenses	34,183	30,280	25,195	21,791	20,081

Operating loss	13,361	1,562	1,484	1,652	5,523
Financial expenses, net	3,187	971	958	2,410	1,788
Other expenses (income), net	665	1,173	(244)	552	(12)

Loss before taxes on income	17,213	3,706	2,198	4,614	7,299

Taxes on income (benefit)	726	1,408	(19)	217	1,798
Minority interests in earnings of a subsidiary	31	39	8	11	2

Net loss	17,970	5,153	2,187	4,842	9,099

Settlement of redeemable shares in a subsidiary	-	-	-	299	-

Net loss to shareholders of Common Shares	$17,970	$5,153	$2,187	$5,141	$9,099

Basic and diluted net loss per share	$3.91	$1.03	$0.20	$0.46	$0.76

Weighted average number of shares
used in computing basic and diluted loss per share	4,600	4,999	10,693	11,273	11,982

	At December 31, (in thousands)
Balance Sheet Data:	2001	2002	2003	2004	2005

Cash and cash equivalents	$16,087	$22,001	$31,775	$10,942	$6,699
Working capital (deficit)	1,637	9,615	20,373	2,767	(10,636)
Total assets	68,380	65,152	76,723	68,734	51,866
Long-term debt and other liabilities	7,365	7,787	24,783	23,281	15,603
Capital stock	96,895	106,421	105,908	108,635	110,645
Total shareholders' equity	10,207	15,895	13,929	12,080	3,632

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our goal is to rise to a position of global leadership in delivering strategic business software solutions to the insurance industry. Achieving this goal requires us, among other things, to design appropriate software solutions, maintain sufficient sales and marketing resources, recruit, train and hire sufficient professional services personnel and face intense competition. We have experienced delays in penetration of the insurance industry, and such delays have contributed to a decline in our results. We expect that additional time will be required to achieve our goal. Our future efforts to gain acceptance for our solutions may still not succeed which could have a material adverse affect on our results.

We have a history of losses, and we anticipate that our revenues for the short term will not significantly increase while our expenses may increase as a result of maintaining of our research and development and marketing efforts and increased interest costs.

We incurred net losses of approximately $5.1 million and $9.1 million for the years ended December 31, 2004 and December 31, 2005, respectively, and the net loss has grown over each of the past 3 years. We cannot predict the extent of our future losses and when, or if, we may become profitable on a sustained basis. Due to the delay in the implementation of our strategy of offering solutions to the insurance industry and possible decline in orders from existing customers, we have no assurance that our revenues in the short to medium term will significantly increase, if at all. At the same time, expenses may increase in the foreseeable future as we maintain our research and development, sales and marketing activities. In addition, following our offering of approximately $17.1 principal amount of convertible debentures in December 2003, and an additional $1.5 million of convertible debentures in March 2004, upon the exercise by non-affiliates of the Company of options that were offered together with the original convertible debentures in December 2003, we have the obligation to pay the debenture holders interest and to pay the principal amount when the debentures are due. Our research and development, marketing and sales efforts may prove more costly than we currently anticipate, and we may not succeed in the long term in increasing our revenues sufficiently to offset the expenses of those efforts and of paying back the principal and paying the interest on the debentures. If our revenues fail to increase at a greater rate than our expenses, we will not be able to achieve profitability.

Our working capital has declined significantly and despite our recent financing activities, we may need to raise capital.

Our liquidity has been reduced due to the drop in our cash reserves available. At December 31, 2005, we had negative working capital of $10.6 million. We will need to raise capital in order to continue financing our business activities, to pay back the principal and the interest on the debentures and to continue meeting our other obligations. In June 2006, we entered into a term sheet with Formula Systems (1985) Ltd. regarding a $2.0 million investment in the Company. We also entered into a term sheet with F.I.D. Holdings Ltd. and Israel Discount Bank Ltd., regarding the conversion of the $1.0 million payment that was due to them on April 1, 2006 into our Common Shares and the delaying until August 1, 2007 of the $1.0 million payment that is currently due on August 1, 2006. On June 27, 2006, we entered into agreements for a new revolving credit line facility for borrowings of up to $9.2 million, until June 30, 2007. There is no assurance that we will be able to obtain additional financing, or if we do, that it will be on favorable terms. In addition, if we issue capital stock to investors, in order to raise cash, our existing shareholders will experience dilution.

As a result of an offering of convertible debentures, we have significant debt and the amount of the debt could hinder our activities and affect the flexibility needed for such activities.

In December 2003, we completed an offering of convertible debentures on the Tel Aviv Stock Exchange. The offering resulted in gross proceeds to us of approximately $17.1 million. The debentures were offered in units which included options to purchase additional debentures and with warrants to purchase our Common Shares. Options which were exercised by non-affiliates of the Company before their expiry date resulted in additional gross proceeds of approximately $1.5 million to the Company in the first quarter of 2004. In December 2006, we must re-pay $5.2 million, $4.6 million of which represents the first of 4 installment payments of the debentures, and $0.6 million as part of the semi-annual payments. We have not created sufficient positive cash flow from operations to make such payment. If we are unable to obtain through other means the funds needed to make such payments, we could breach the terms of the debentures and of the Trust Deed which we entered into in connection with the offering. Even if we are able to make the payments required by the debentures, the amount of the debt could have a material adverse effect on our results of operations and financial position. For example, the debt could restrict our ability to obtain additional financing, restrict our flexibility in planning or in reacting to changes in the business, place us in a position inferior to that of competitors with lower debts or make us more vulnerable if there is a downturn in our revenues or in the economy in general. The amount of the debt could require us to dedicate a material part of our cash flow to payment of interest and repayment of principal and in addition reducing our ability to use the cash for other purposes such as working capital.

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

Our existing customers are a key asset of Sapiens, and we depend on repeat product and service revenues from our base of customers. Specifically, revenues from sales to each of EDS Credit Services and Menorah Insurance Company constituted 11% of our consolidated revenues in 2005 (22% in total). There can be no assurance that our existing customers will enter into new project contracts with Sapiens or that they will continue using our enabling technologies. If our revenue stream from existing customers were to decline significantly, it would have a material adverse impact on our operating results. Indeed, in 2005, the scope of one of the projects that we were performing for EDS Credit Services was reduced, as a result of the end customer being sold to a bank in Spain, which resulted in a reduction of 66% of our team (from 25 to 8 people) working on the project and a reduction of our expected revenues in 2005 from this customer by approximately $3.0 million.

The relationships with two large customers of our U.S. subsidiary – Texas Farm Bureau Insurance Companies and Occidental Fire & Casualty –two large customers of our subsidiary in the United Kingdom – Liverpool Victoria and EDS Credit Services – and a large customer of our subsidiary in Israel - Menorah Insurance Company, are the sources of a large portion of the revenues of each of those three subsidiaries. During 2005, revenues from sales to the American customers specified above constituted 42% of the total revenues of the U.S. subsidiary (10% of our consolidated revenues); and revenues from sales to the British customers specified above constituted 54% of the total revenues of the U.K. subsidiary (17% of our consolidated revenues) and revenues from sales to the Israeli customer specified above constituted 46% of the total revenues of the Israeli subsidiary (11% of our consolidated revenues). Our sales to Liverpool Victoria, EDS Credit Services and Occidental Fire & Casualty have declined in recent years, which negatively impacted our revenue stream. If we experience further reductions in sales to these customers, our revenue stream will be further negatively affected.

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

Our products focus on organizations’ business-critical applications including those related to core business solutions for the insurance industry and we provide re-engineering and re-development services for customers’ specialized needs. Since our customers rely on our software to operate, monitor and improve the performance of their critical software applications, they are sensitive to potential disruptions that may be caused by the use of, or any defects in, our software. As a result, we may be subject to claims for damages related to software errors in the future. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Regardless of whether we prevail, diversion of key employees’ time and attention from the business, incurrence of substantial expenses and potential damage to our reputation might result. While the terms of our sales contracts typically limit our exposure to potential liability claims, and we carry errors and omissions insurance against such claims, there can be no assurance that such insurance will continue to be available on acceptable terms, if at all, or that such insurance will provide us with adequate protection against any such claims. A significant liability claim against us could have a material adverse effect on our results of operations and financial position.

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

Our Sapiens eMerge™ solution is proprietary to us and if we need to hire programmers, maintenance and professional services providers, we would incur training costs and delays due to training.

Our Sapiens eMerge™ solution was designed by us and its use requires special knowledge and training. If our current employees leave the Company or if a new project is undertaken by the Company and we need to hire new programmers or people to provide maintenance and professional services to our customers, we would have to train the new employees and consultants in Sapiens eMerge™. As a result, we would incur training costs and would have to delay implementation of projects and services until such individuals were adequately trained. In addition, once these individuals are initially trained, they would still be inexperienced with Sapiens eMerge™ and would take additional time to develop efficiency and proficiency with Sapiens eMerge™. As a result of these costs and delays, there could be a negative impact on our results of operations, our financial condition, our cash flows and our relationships with our customers.

As part of our business strategy, we may make acquisitions that could disrupt our business and harm our results of operations and financial condition.

As part of our growth strategy, we may consider acquiring complementary technologies, products and businesses. If we use capital stock, our existing shareholders may experience dilution. If we use cash or debt financing, our financial liquidity will be reduced, the holders of our debt would have claims on our assets ahead of holders of our Common Shares and our business operations may be restricted by the terms of any debt. An acquisition may involve nonrecurring charges or amortization of significant amounts of intangible assets, which would adversely affect our ability to achieve and maintain profitability. Attempted acquisitions may divert management, operational and financial resources from the conduct of our core business, and we may not complete any attempted acquisition.

If we decide to close or curtail the operations of our subsidiaries in Europe, we would incur substantial severance costs which would materially affect our results of operations in the short term and our revenues would be negatively impacted.

We have several subsidiaries in Europe. If we decide to close one or more of those subsidiaries or to reduce the workforce in one or more of those subsidiaries, we will be subject to severance pay laws and other laws regarding social benefits in Europe which would require us to pay substantial amounts. As a result, even cost-cutting measures would generate substantial additional costs in the short term which would have a material adverse affect on our results of operations. In addition, our revenues would be affected since existing customers in such countries may decide to stop working with us or not to renew agreements for additional terms.

The terms of our bank debt include a number of restrictive covenants which, if breached, could result in acceleration of our obligation to repay our debt.

Our loan and credit line agreements contain a number of conditions and limitations on the ways in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. Our loan and credit line agreements also contain various covenants which require us to maintain certain financial ratios related to shareholders’ equity and operating results. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us or our shareholders. In the fourth quarter of 2005, we did not fulfill the covenants. There can be no assurance that we will fulfill these covenants or, if we do not fulfill one or more of these covenants, that we will receive from our lender banks waivers of the necessity of fulfilling such covenants.

Our failure to comply with the covenants and restrictions contained in our loan and credit line agreements could lead to a default under the terms of these agreements. If a default occurs and we are unable to renegotiate the terms of the debt, the lenders could declare all amounts borrowed and all amounts due to them under the agreements due and payable. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell our assets to satisfy the debt. As part of our loan agreements, the assets of our subsidiary in the United States are subject to a security interest and the assets of our subsidiaries in Israel and the United Kingdom are subject to a floating lien. Foreclosure on these assets could have a material adverse effect on our results of operations and financial condition.

Our liquidity may be negatively affected due to outstanding obligations to investors in the discontinued operations of a subsidiary.

In April 2000, F.I.D. Holdings Ltd. and Israel Discount Bank Ltd. (the “Investors”) invested $15 million in eZoneXchange.com, Inc. (“eZone”), a subsidiary of the Company. The private placement to the Investors was accompanied by a Put/Call Agreement, according to which the Investors were granted the right to require us to repurchase their shares in the subsidiary beginning May 2004, in exchange for both cash and our Common Shares. In March 2004, we entered into a new agreement with the Investors which replaced the Put/Call Agreement and which restructured the remaining portion of the put option. Among other issues, we agreed to pay the Investors in two annual installments a total of $8.6 million plus interest at 7.5% a year by May 1, 2005. In May 2005, we entered into an agreement regarding the payment of the $4.0 million due May 1, 2005. We paid $2.0 million at the beginning of May 2005 and agreed to pay $1.0 million on April 1, 2006 and $1.0 million on August 1, 2006. The Investors may, at their sole discretion, convert all or any portion of the $1.0 million payable on August 1, 2006 into our Common Shares, at a conversion price per each share of $3.20. Payment of the balance of $2.0 million may affect our liquidity by reducing the cash reserves needed for financing our business activities or for meeting other obligations. In June 2006, we entered into a term sheet with the Investors whereby the Investors will convert the $1.0 million payment that was due on April 1, 2006 into our Common Shares and the payment of the $1.0 million payment due by August 1, 2006, will be delayed to August 1, 2007.  The term sheet is subject to the execution of a binding agreement and subject to the fulfillment of certain conditions.

Our future results could be adversely affected by an impairment of the value of certain intangible assets.

The assets listed in our consolidated balance sheet include, among other things, goodwill valued at approximately $8.6 million, capitalized software development costs valued at approximately $12.2 million, long-term deferred income taxes valued at approximately $3.6 million, and purchased technologies valued at $950,000. The applicable accounting standards require that (a) goodwill be tested for impairment at least annually, and written down when impaired; (b) capitalized software costs be assessed for recoverability on a regular basis, to determine whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold, in accordance with Statement of Financial Accounting Standard No. 86 (“Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”); (c) certain identifiable intangible assets such as deferred taxes be reviewed for impairment in certain circumstances; and (d) purchased technologies be assessed for recoverability on a regular basis, to determine whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from such asset. If our goodwill, capitalized software development costs, deferred tax assets, or purchased technologies were deemed to be impaired in whole or in part due to the Company not achieving its goals, we could be required to reduce or write off such assets, thus having to recognize additional expense in our statements of operations and to reduce our shareholders’ equity. In 2005, we increased our deferred income tax assets resulting from loss carry-forward and other tax credits by $658,000 and increased the related valuation by $1.5 million. We also recorded a write-off of tax advances in the amount of $783,000. As a result, our net deferred tax asset and tax advances were reduced by a total of $1.6 million.

Our quarterly results may be impacted by multiple short-term factors.

Our revenue and operating results could vary widely from quarter to quarter as a result of several different factors, such as the budgeting and purchasing practices of our customers, the length of the customer product evaluation process, the timing of our customers’ system conversions, the timing and cost of new product introductions and product enhancements, and the timing of any acquisitions and associated costs. Employee hiring and the rate of utilization of such employees may also affect our revenues and results of operations.

Our international operations involve inherent risks, such as foreign currency fluctuations and compliance with various regulatory and tax regimes.

Most of our revenues are derived from international operations that are conducted in local currencies as well as dollars. Changes in the value of such local currencies or the dollar relative to such local currencies may affect our financial position and results of operations. Gains and losses on translations to dollars of assets and liabilities may contribute to fluctuations in our financial position and results of operations. In certain locations, we engage in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our financial position and results of operations. However, there can be no assurance that any such hedging transaction, if entered into, will materially reduce the effect of fluctuation in foreign currency exchange rates on such results. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies were imposed, our financial position and results of operations could be adversely affected.

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

Formula Systems (1985) Ltd. (“Formula”), whose ADR’s trade on Nasdaq and whose shares trade on the Tel Aviv Stock Exchange, directly owns (as of June 25, 2006) 7,661,187, or approximately 60%, of our currently outstanding Common Shares. In June 2005, Formula invested $2.0 million and received 1,041,667 of our Common Shares. In June 2006, we entered into a term sheet with Formula Systems (1985) Ltd. regarding a $2.0 million investment in the Company. Formula is and may continue to be in a position to exercise control over most matters requiring shareholder approval. Formula may use its share ownership or representation on our board of directors to substantially influence corporate actions that conflict with the interests of our other public shareholders including, without limitation, changing the size and composition of the board of directors and committees of our board of directors, causing the issuance of further securities, amending our governing documents or otherwise controlling the outcome of shareholder votes. Further, actions by Formula with respect to the disposition of the shares it beneficially owns, or the perception that such actions may occur, may adversely affect the trading price of our shares.

The implementation of SFAS No. 123(R), which requires us to record compensation expenses in connection with equity share based compensation may negatively affect our results of operations.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), which is a revision of SFAS No. 123. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized on the basis of their fair values while SFAS No. 123(R) requires, as of the first quarter of 2006, all share-based payments to employees to be recognized based on their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The adoption of SFAS No. 123(R) may have a significant effect on our results of operations. In addition, such adoption could also limit our ability to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees. Accordingly, we adopted SFAS No. 123(R) on January 1, 2006. We will implement SFAS No. 123(R) using the modified prospective method. Under this method, we will begin recognizing compensation cost for equity-based compensation for all new awards and to awards modified, repurchased or cancelled after January 1, 2006. The impact of the adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend also on levels of share-based compensation granted in the future. Had we adopted SFAS No. 123(R) in 2005, the impact of that standard would have approximated $2.6 million, as described in the disclosure of pro forma net loss and earnings per share in our consolidated financial statements. See Notes 2t and 2v of our consolidated financial statements for a description of SFAS No. 123(R) and its expected effect on our losses and losses per share.

We may be classified as a passive foreign investment company and, as a result, our U.S. shareholders may suffer adverse tax consequences.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the value of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders who are U.S. taxpayers, including gain realized on the sale of our Common Shares being treated as ordinary income rather than capital gain income and could result in punitive interest charges being applied to such sales proceeds. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our Common Shares.

We believe we were not a PFIC in 2005. We currently expect that we will not be a PFIC in 2006. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. Therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2006 or in a future year. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10, “Additional Information – Taxation - U.S. Federal Income Tax Considerations-Tax Consequences if We are a Passive Foreign Investment Company.”

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

Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza.  These developments have adversely affected the regional peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel’s relationship with several Arab countries.  In August 2005, Israel evacuated all Israeli settlements in the Gaza Strip and four settlements in the West Bank.  In January 2006, Hamas won the elections in the Palestinian Authority and on March 28, 2006, elections to the Israeli parliament were held in Israel. The implications of these developments cannot at this time be foreseen.  Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

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

Our subsidiary, Sapiens Technologies (1982) Ltd., which is incorporated in Israel, was granted “Approved Enterprise” status by the Investment Center of the Israeli government for six investment programs in 1984, 1991, 1993, 1995, 1998 and 2000 under the Law for Encouragement of Capital Investments, 1959. We are eligible for certain tax benefits based on this status. In order to receive these tax benefits, Sapiens Technologies must comply with two material conditions: (a) it must invest a certain amount in property and equipment, and (b) it must finance a certain portion of these investments out of equity capital. We believe that Sapiens Technologies has complied with these conditions. If the Investment Center determines that we failed to comply with the conditions summarized above, these past benefits may be canceled, reduced or rendered unavailable to us, which could have a material adverse effect on our results of operations and financial condition. On April 1, 2005, an amendment to the Law for Encouragement of Capital Investments, 1959, came into force. See Note 13 of our consolidated financial statements for a description of the amendment to the Law for Encouragement of Capital Investments, 1959 and its possible effects on our results of operations and financial condition.

Risks Related to the Market for our Common Shares

If we fail to meet the standards for continued listing of our shares on Nasdaq, the shares could be de-listed from the Nasdaq Capital Market.

A company must continue to comply with several requirements in order to remain listed on Nasdaq. One of the requirements is that a company maintain a minimum shareholders’ equity of $2.5 million (“Minimum Shareholders’ Equity Requirement”). At the end of the second quarter of 2005, our shareholders’ equity was below $10,000,000 which is the Minimum Shareholders’ Equity Requirement for continued listing on the Nasdaq National Market. As a result of a notice we received from Nasdaq, we applied to transfer the listing of our shares from the Nasdaq National Market, and on September 28, 2005, our shares began to trade on the Nasdaq Capital Market (formerly known as the Nasdaq SmallCap Market). At the end of the first quarter of 2006, our shareholders’ equity was $2.2 million. On June 5, 2006, we received a letter from Nasdaq indicating that we fail to comply with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. On June 27, 2006, we submitted to Nasdaq a plan to achieve and sustain compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. If our plan is not approved and if we fail to re-gain and maintain such compliance, our Common Shares could be de-listed from the Nasdaq Capital Market, which could have a material adverse effect on our share prices and our standing with current and future investors. In addition, if we are de-listed from the Nasdaq Capital Market, we may no longer be eligible for certain benefits granted by the Israel Securities Law to companies that are “dual listed” on the Tel Aviv Stock Exchange and a foreign (non-Israeli) securities exchange. The removal of such benefits would require us to incur additional costs relating to periodic reporting in Israel and would have a material impact on our results of operations.

In addition to maintaining compliance with the Minimum Shareholders’ Equity Requirement, a company must continue to comply with other requirements in order to remain listed on Nasdaq. One of those requirements is that a company maintain a $1.00 minimum bid price (the “Minimum Bid Price Requirement”). In June 2003, we implemented a 1-for-5 reverse stock split of our Common Shares, to meet the Minimum Bid Price Requirement. It is our intent to comply with and meet the requirements for continued listing on Nasdaq. The closing price of our common shares on the Nasdaq capital Market, on June 26, 2006, was $1.30 per share.

There can be no assurance that we will continue to meet all the requirements for continues Nasdaq listing. Failure to meet one of Nasdaq’s continued listing standards could result in the delisting of our Common Shares from Nasdaq.

Our Common Shares are traded on more than one market and this may result in price variations.

Our Common Shares are traded on Nasdaq and the Tel Aviv Stock Exchange. Trading in our Common Shares on these markets will be made in different currencies (dollars on the Nasdaq Capital Market, and NIS on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Israel). The trading prices of our Common Shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our Common Shares on one of these markets could cause a decrease in the trading price of our Common Shares on the other market.

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

Corporate Details

Our legal and commercial name is Sapiens International Corporation N.V., and we were incorporated and registered in the Netherlands Antilles on April 6, 1990. We are a public limited liability company and operate under the provisions of the Netherlands Antilles Commercial Code. Our registered office is located at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, Netherlands Antilles and our telephone number in Curaçao is + 599-97366-277. Fortis Intertrust (Curaçao) N.V. is the Company’s agent in Curaçao and serves as a member of our Board of Directors. Our World Wide Web address is www.sapiens.com. The information contained on the web site is not a part of this annual report.

Important Business Developments since January 1, 2005

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

As of the date of this annual report, we have not yet made the payment in the amount of $340,000 that was due on December 31, 2005. We are currently negotiating with Liverpool Victoria regarding the timing of such payment.

In May 2005, we entered into an agreement with the F.I.D. Holdings Ltd. and Israel Discount Bank Ltd., the investors in eZoneXchange.com, Inc. (the “Investors”), regarding the payment of the remaining $4.0 million due to the Investors, pursuant to the March 2004 agreement between us and the Investors. We agreed to pay $2.0 million on May 2, 2005, $1.0 million by April 1, 2006 and $1.0 million by August 1, 2006. The Investors may, at their sole discretion, convert all or any portion of the $1.0 million payable on August 1, 2006 into our Common Shares, at a conversion price per each share of $3.20. In addition, the interest to be paid on the outstanding principal amount was changed to LIBOR plus 2.5%. The first installment of $2.0 million was paid as required at the beginning of May 2005. In June 2006, we entered into a term sheet with the Investors whereby the Investors will convert the $1.0 million payment that was due on April 1, 2006 into our Common Shares and the payment of the $1.0 million payment due by August 1, 2006, will be delayed to August 1, 2007.  The term sheet is subject to the execution of a binding agreement and subject to the fulfillment of certain conditions.

(For further details about the transaction with FID, see Item 10, “Additional Information – Material Contracts.”)

In June 2005, we entered into a share purchase agreement with our major shareholder, Formula, whereby Formula invested $2.0 million in Sapiens, and we issued 1,041,667 shares to Formula, at a purchase price per share of $1.92, which was the average closing price for the 10 day period prior to the execution of the agreement. The shares issued pursuant to the June 2005 were granted “piggyback” registration rights, similar to those granted to Formula and Yarnfield International Limited (now Magnum Technology Limited) in their 2001 investment.

In the fourth quarter of 2005, we did not meet the covenant contained in our loan agreements pertaining to maintenance of certain quarterly earnings.

In June 2006, we entered into a term sheet with Formula pursuant to which Formula will invest $2.0 million in the Company.  The potential investment is subject to the execution of a binding agreement and subject to the completion of certain closing conditions. The purchase price per share will be equal to the average closing price for the 10 day period prior to the execution of the agreement being entered into.

In June 2006, we entered into a term sheet with F.I.D. Holdings Ltd. and Israel Discount Bank Ltd., regarding the conversion of the $1.0 million payment that was due to them on April 1, 2006 into our Common Shares, at a conversion price per share equal to the average closing price for the 10 day period prior to the execution of the agreement being entered into, and the delaying until August 1, 2007 of the $1.0 million payment that is currently due on August 1, 2006. The term sheet is subject to the execution of a binding agreement and subject to the fulfillment of certain conditions.

(For further details about our agreements transaction with F.I.D. Holdings Ltd. and Israel Discount Bank Ltd, see Item 10, “Additional Information – Material Contracts.”)

On June 27, 2006, we entered into agreements for a new revolving credit line facility for borrowings of up to $9.2 million, until June 30, 2007.

(For further details about the credit lines, see Item 5 “Operating and Financial Review and Prospects - B. Liquidity and Capital Resources – Credit Lines.”)

Capital Expenditures and Divestitures since January 1, 2003

Our principal capital expenditures during the last three years related mainly to the purchase of computer equipment and software for use by our subsidiaries. These capital expenditures totaled $750,000 in 2003, $442,000 in 2004 and $366,000 in 2005.

B.	Business Overview

We are a global provider of information technology (“IT”) solutions that modernize business processes to enable insurance and other leading companies to quickly adapt to change. Our solutions, sold as customizable software modules, align IT with business demands for speed, flexibility and efficiency. Our solutions are supplemented by our technology, methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications. Our solutions include scalable insurance applications we have developed for leading organizations such as AXA, Norwich Union, Liverpool Victoria, IAT Group, ING, OneBeacon, Principal Financial Group, the Surplus Line Association of California, Allianz Group, Texas Farm Bureau Insurance Companies, Menorah Insurance and Mivtachim Pension Funds. Our service offerings include a standard consulting offering that helps customers make better use of IT in order to achieve its business objectives.

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

Our primary goal is to rise to a position of global leadership in delivering strategic business software solutions to the insurance industry, selling INSIGHT™, our suite of modular business software solutions. Our mission is to drive customer profitability in the global insurance industry through thought leadership and the proven delivery methodology of our innovative solutions. We plan to achieve this objective by combining our subject matter expertise and extensive experience in implementing feature-rich, robust, high volume solutions in order to deliver to our clients customizable software products for life insurance, pensions and annuities, general insurance, reinsurance, underwriting and loans and mortgages. The primary building block of our INSIGHT™ solution remains Sapiens eMerge™, our business rules engine that has evolved and matured over the course of thousands of man-years of research and development efforts. Sapiens eMerge™, which serves over 100 of our clients worldwide, reduces the cost of business software development and maintenance.

We market our solutions globally through our direct sales force and through marketing alliances with global IT providers, such as IBM Corporation and Electronic Data Systems Corporation. Sapiens has cooperated with IBM Corporation for over 10 years at what IBM refers to as a “Premier Partner” level. Currently, the Company works with IBM on solutions, joint development, testing, validation and marketing. Through this and other business alliances, Sapiens has developed extensive knowledge in mainframe and mid-range systems, including CICS, DB2, MQSeries and the WebSphere e-business platform. We are also a member of IBM’s Insurance Application Architecture (IAA) group and the ISV Advantage Program for the Small and Medium Business insurance market segment. These alliances enable us to reach a broader base of customers while complementing our partners’ offerings.

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

Our Business Solutions for the Insurance Industry

Our management has focused the Company’s resources on delivering solutions to help the insurance industry become more agile in the face of the new and rapidly changing business environment described above, while simultaneously reducing IT costs.

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

Sapiens INSIGHT™ is designed for the general (property and casualty) and life insurance markets. These solutions can be customized to match specific legacy systems and business requirements, while providing pre-configured functionality. These solutions can be used independently or together as follows:

* INSIGHT™ for Property & Casualty

INSIGHT™ for Property & Casualty (formerly known as Policy INSIGHT™) is a fully functional, general insurance policy administration solution that makes it easier for brokers and agents to do business with carriers. By automating the process, this web-enabled solution reduces the cost of doing business and optimizes risk selection through the use of rules based underwriting. INSIGHT™ for Property & Casualty is designed to improve internal efficiencies and simplify and accelerate the cycle of new business, and property and casualty policy processing and administration, by automating policy lifecycle processes and by allowing business analysts to quickly respond to changing rate and regulation issues. The solution also provides functionality supporting the rapid development and launch of new products to keep pace with competitive pressures and market opportunities. INSIGHT™ for Property & Casualty is available as a complete package, or in individual modules. Some of the individual modules are: Policy Administration, Billing, Claims, Commissions and Reinsurance.

* INSIGHT™ for Life & Pensions (INSIGHT™ for Life & Annuities)

INSIGHT™ for Life & Pensions, known in the United States as INSIGHT™ for Life & Annuities, is a powerful and comprehensive framework-based life and pensions solution that serves companies administering life insurance, pension funds, health insurance and saving plans.

INSIGHT™ for Life & Pensions is dynamic, highly customizable and can be easily accommodated to administer changes in processes. It is fully web-enabled, prepared to utilize the advantages of the Internet and intranets.

INSIGHT™ for Life & Pensions consists of the following independent modules that can be implemented together or only individually:

—	Processes Management - An efficient processes management module, very easy to build and maintain

—	Products Management - Set of tools that enables minimum time-to-market

—	Dossier Administration

—	Surrender Value and Paid-Up policies processes

—	Billing and Collection

—	Funds Revaluation

—	Investment Gateway

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

* INSIGHT™ for Reinsurance

INSIGHT™ for Reinsurance is a sophisticated solution for the insurance market, designed to support carriers and reinsurers in the management of all types of reinsurance for the general (property and casualty) insurance market, according to the rapidly changing requirements of the international reinsurance market. This state-of-the-art, web-enabled solution streamlines and reduces the cost of handling all reinsurance functions through automation, is based on ACORD standards and B2B XML technology, and is designed for a multi- language, multi- currency, multi- company environment.

* INSIGHT™ for Claims

INSIGHT™ for Claims is a solution that effectively manages and streamlines the information flow of claim handling across an insurance provider’s entire organization. The claims handled include disability and maturity claims (annuities, pensions), death claims and health claims. This solution uses highly accessible business rules and messaging standards and allows the use of a company’s existing information assets. Thus, the solution improves operational efficiency and enables better and more versatile customer service capabilities, with the goal of providing faster return on investment by reducing the total claims payout.

* INSIGHT™ for Closed Books

INSIGHT™ for Closed Books, also known as LifeLite, is a solution for life insurance companies and pension funds seeking ways to reduce the cost of maintaining long-term closed books of business, that is, lines of business that are no longer current. We provide customizable solutions that enable companies to efficiently and more effectively administer policies and claims relating to closed books. Lower ongoing cost of ownership is achieved by replacing “old” systems (which reflect out-dated business models and working practices with long processing cycles and limited on-line functionality) with modern technology and a Web browser user interface. In September 2004, we purchased the technologies underlying the INSIGHT™ for Closed Books solution from Liverpool Victoria Friendly Society Limited.

By creating cross-functional teams and partnering with leading insurance companies, we have developed the Sapiens INSIGHT™ insurance solutions suite that is already helping enterprises adapt to the marketplace’s time and cost pressures.

We collaborate with our customers to tailor the INSIGHT™ solutions to achieve the unique operational performance goals of each organization. In addition, we have executed independent projects for the insurance market, providing enhanced information access and visibility to empower the sales, agent and broker community, thus accelerating transaction processing for improved customer service and business efficiency. Our insurance solutions, which include the INSIGHT™ family, are based on Sapiens eMerge™, our rules-based rapid application development (RAD) suite, which enables rapid solution development and maintenance. The INSIGHT™ modules therefore allow the codifying of carriers’ implicit business rules into explicit, executable technical rules. The transition to a rules-based system allows for rapid interactive development by technical and business personnel, allowing business users to make changes using everyday language rules rather than application code. Sapiens’ insurance solutions are compatible with a variety of platforms including IBM zSeries, IBM iSeries and HP UNIX at the host-side and Intel-based Web servers. They are also compatible with open architecture standards such as .NET, J2EE, XML, Web Services and application server platforms such as IBM’s WebSphere™.

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

Our Core Technology- Sapiens eMerge™

Sapiens’ solutions are built on Sapiens eMerge™. Sapiens eMerge™ is a data-driven, rules-based, enterprise-scale transaction engine that facilitates business process integrity, application scalability and high performance. Its foundation is a rules-based development tool and repository that imposes easily-coded business rules, lending unconventional speed, visibility, agility and cost-effectiveness to the business software lifecycle. The use of Sapiens eMerge™ reduces the complexity of programming so that new applications and modifications of existing ones can be produced in a much shorter time frame than through conventional programming.

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

Sapiens eMerge™is based on a multi-level architecture and operates in multi-platform environments, encompassing many hardware vendors, operating system environments and databases. Host-side platforms supported include IBM’s S/390 (zSeries), AS/400 (iSeries) and HP-UNIX. Sapiens eMerge™supports databases such as DB2, VSAM, IMS, DB2/400, Oracle and Informix. Since Sapiens eMerge™exemplifies open systems and cross-platform capabilities, solutions developed with it can be seamlessly migrated from platform to platform and from database to database.

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

Customers

We market our solutions primarily to corporate clients and government entities with large information technology budgets and ongoing maintenance and development needs. Our corporate customers include, among others, insurance companies, banks and other companies offering financial services and companies in the manufacturing and transportation sectors. The principal markets in which we compete are located in North America, Europe, Israel and Japan. As of December 31, 2005, we had approximately 140 customers in all the geographical areas in which we operate. Of these, the primary customers were EDS Credit Services Limited, Menorah Insurance, Liverpool Victoria Friendly Society Limited, Occidental Fire and Casualty Company of North Carolina, Computer Sciences Corporation and Texas Farm Bureau Insurance Companies, accounting for 38% of our gross revenues during 2005.

Competition

The market for enterprise software solutions is highly competitive and characterized by rapidly changing technology, evolving industry standards and customer requirements, and frequent innovations. On the operational level, insurance companies are focusing their business, in an attempt to reduce costs and maximize efficiency, and to respond to frequent changes in regulations. Insurance companies need a solution that provides flexible management of business processes, support for rapid changes in regulations and fast time to market. The INSIGHT™ suite of solutions was designed to answer those challenges.

The following is a breakdown of the competition that we face in each of our primary markets:

INSIGHT™ - Insurance

Our competitors in the market for solutions offered to the insurance industry fall into several categories. Examples are: CSC, SOLCORP, Fineos, SAP, SunGard, Navisys, ePolicy Solutions, InsureWorx, OneShield, Ascendant One, Insurity, The Innovation Group, Duck Creek and AQS in the United States; Unisys, SunGard and RebusIs in the United Kingdom; Falmeyer (FJA) and COR AG Insurance Technologies in Germany. Examples of large integrators in the insurance field are Electronic Data Systems and CSC (companies that also have customer or alliance relationships with Sapiens in other fields). An example of a competitor that is a local integrator is Ness Technologies in Israel.

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

Sapiens eMerge™ - Business Rules Engines

There has been an infusion of new vendors and new features into the business rules engine and management marketplace. Our competitors in the business rules engines and management marketplace include Fair-Isaac (Blaze), Pegasystems, ILOG, Computer Associates, Haley, Corticon, Versata, SoftLaw, ESI and others.

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

Sapiens eMerge™ - IT Solution Delivery

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

We have marketing and sales personnel located at our offices in the United States, the United Kingdom, Japan and Israel. The direct sales force focuses on large organizations within select industries. It also coordinates sales activities with system integrators such as EDS and IBM. These partnerships allow us to further expand our own solutions and to gain access to specific types of businesses.

We employ a variety of business development and marketing techniques to communicate directly with current and prospective clients. These techniques include exhibiting at trade shows and industry conferences, disseminating product brochures and other literature, authoring articles, and hosting business forums for customers and prospective customers on technology and industry issues.

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

Geographical Distribution of Revenues

The following is a breakdown of our revenues by geographical areas based on our customers’ locations, both in thousands of dollars and as a percentage of total revenues for the years indicated:

	2003		2004		2005

United Kingdom	$19,446	37.2%	$18,217	38.1%	$12,604	32.0%
North America	17,636	33.7	12,381	25.9	10,046	25.5
France	2,594	5.0	1,352	2.8	1,131	2.9
Germany	2,211	4.2	1,814	3.8	1,414	3.6
Israel	6,453	12.3	8,910	18.6	9,147	23.2
Japan	2,644	5.1	3,147	6.6	3,902	9.9
Other	1,334	2.5	1,983	4.2	1,160	2.9

Total	$52,318	100.0%	$47,804	100.0%	$39,404	100.0%

For details of revenues by category of activity, see the table entitled “Selected Financial Data” under Item 3, “Key Information.”

Seasonality

Even if not reflected in the 2005 results, traditionally, the first and third quarters of the fiscal year tend to be slower quarters for us and the industries that we target. The first quarter usually reflects a lull following an active fourth quarter as companies rush to complete deals and utilize budgets before the end of the fiscal year. The slowdown in the third quarter reflects the summer months, which usually have reduced activities in many of the regions where are customers are located.

Intellectual Property

In accordance with industry practice, we rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology. We believe that because of the dynamic nature of the computer and software industries, copyright protection is less significant than factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services. We seek to protect the source code of our products as trade secret information and as an unpublished copyright work. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements which grant customers a personal, non-transferable license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. In addition, we attempt to protect trade secrets and other proprietary information through agreements with employees, consultants and distributors.We do not believe that patent laws are a significant source of protection for our products and do not hold any patents.

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

Our INSIGHT™ group of solutions include our proprietary technology as well as technology licensed by customers (such as Liverpool Victoria, OneBeacon Insurance Company, Allianz Suisse and Menorah) or strategic partners (MediRisk Solutions).

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

Sapiens Israel Software Systems Ltd.: incorporated in Israel
Sapiens Technologies (1982) Ltd.: incorporated in Israel
Sapiens Americas Corporation: incorporated in New York
Sapiens (UK) Limited: incorporated in England
Sapiens France S.A.S.: incorporated in France
Sapiens Deutschland GmbH: incorporated in Germany
Sapiens (Schweiz) AG: incorporated in Switzerland
Sapiens Japan Co.: incorporated in Japan and 90% held by Sapiens B.V.

We are a member of the Formula Systems (1985) Ltd. Group (Nasdaq: FORTY and TASE: FORT) (“Formula”).
Formula is a holding and managing company of publicly traded companies and their subsidiaries. Formula companies provide IT solutions worldwide, developing and implementing innovative, proprietary software, services and solutions, turnkey projects and outsourcing services as well as software distribution and support. As of June 25, 2006, Formula beneficially owns approximately 60% of our outstanding Common Shares.

D.	Description of Property

We lease office space in Israel, the United States, United Kingdom, France and Germany. The lease terms are generally five to ten years. In Israel, we lease approximately 50,000 square feet of office space; in the United States, approximately 8,400 square feet; in the United Kingdom, approximately 13,400 square feet; and smaller areas in the other locations. Our corporate headquarters are located in Israel and our core research and development activities are performed at our offices in Israel. Our sales, marketing and general and administrative activities are performed in each of our offices. We believe that our existing facilities are adequate for our current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and result of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements required us to make estimations and judgments, in accordance with U.S. GAAP, that affect the reporting amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, bad debts, goodwill and other intangible assets, foreign currency fluctuation, capitalized software development costs, deferred taxes, income taxes, restructurings and legal contingencies. We based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. More detailed descriptions of these policies are provided in Note 2 to the consolidated financial statements.

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

We selected December 31st as the date on which we will perform our annual goodwill and intangible assets with an indefinite life impairment tests. Through December 31, 2005, no impairment was required.

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

Capitalized software development costs

Our policy on capitalized software costs determines the timing of our recognition of certain development costs. Software development costs incurred from the point of reaching technological feasibility until the time of general product release should be capitalized. We define technological feasibility as the completion of a detailed program design. The determination of technological feasibility requires the exercise of judgment by our management. Since we sell our products in a market that is subject to rapid technological changes, new product development and changing customer needs, changes in circumstances and estimations may significantly affect the timing and the amounts of software development costs capitalized and thus our financial condition and results of operations. At the end of 2004, the unamortized capitalized costs exceeded the net realizable value of a certain project, in the amount of $901,000, and therefore we recorded an impairment of capitalized software costs in the amount of $901,000, which was presented in cost of revenues. Based on its most recent analysis, the Company’s management believes that no additional impairment of capitalized software development costs existed as of December 31, 2005.

Deferred Taxes

Management judgment is required in determining our future taxable income for purposes of assessing our ability to realize any future benefits from our deferred tax assets. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. If actual results differ from these estimates or we adjust these estimates in future periods, our operating results and financial position could be materially affected. If we determine that we will be able to realize the deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset would increase income in the period in which such determination is made. On the other hand, should we determine that we will not be able to realize all or part of the net deferred tax assets in the future, an adjustment to the deferred tax assets will be charged to expenses in the period in which such determination is made. In 2005, we increased our deferred income tax assets resulting from loss carry-forward and other tax credits by $658,000 and increased the related valuation allowance by $1.5 million.  We also recorded a write-off of tax advances in the amount of $783,000.  As a result, in 2005, our deferred tax asset and tax advances were reduced by a total of $1.6 million.

Income Taxes

Through our operating subsidiaries, we operate within multiple tax jurisdictions and may be subject to tax audits in these jurisdictions. These tax audits can involve complex issues, which may require an extended period of time to resolve. In management’s opinion, adequate provisions for income taxes have been made for all years. However, though our income tax reserves are based on our best knowledge, we may be subject to unexpected audits by tax authorities in the various countries where we have subsidiaries, which may result in material adjustments to the reserves established in our consolidated financial statements and have a material adverse effect on our results of operations.

Legal Contingencies

We are currently involved in certain legal proceedings and claims that arose in the ordinary course of business, as discussed in Note 11 of our consolidated financial statements. As of December 31, 2005, we have accrued our estimate of the probable costs for the resolution of those claims where we believe it is probable that we will incur a loss. This estimate has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not expect these claims and/or proceedings to have a material adverse effect on our consolidated financial position. It is possible, however, that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by changes in our assumptions related to these claims and proceedings.

Restructurings

In February 2006, we began to implement a restructuring plan for the purpose of reducing costs and restoring profitability. The restructuring plan includes the termination of the employment of approximately 40 employees.

In addition, in the previous year, in February 2005, we implemented a restructuring plan which resulted in, the employment of approximately 40 employees being terminated.

The Company’s restructuring plans in 2006 and 2005 resulted in costs of $635,000 and $1.1 million, respectively.

Recent Accounting Pronouncements

SFAS 123R – Share-Based Payments

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), which is a revision of SFAS No. 123. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized on the basis of their fair values while SFAS No. 123(R) requires, as of the first quarter of 2006, all share-based payments to employees to be recognized based on their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. We adopted SFAS No. 123(R) on January 1, 2006. We will implement SFAS No. 123(R) using the modified prospective method. Under this method, we will begin recognizing compensation cost for equity-based compensation for all new awards and to awards modified, repurchased or cancelled after January 1, 2006. The impact of the adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend also on levels of share-based compensation granted in the future. Had we adopted SFAS No. 123(R) in 2005, the impact of that standard would have approximated $2.6 million, as described in the disclosure of pro forma net loss and earnings per share in our consolidated financial statements. Primarily as a result of the issuance of SFAS No. 123(R), we accelerated the vesting of all unvested stock options held by employees and directors, in December 2005.

In March 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 provides the SEC staff position regarding the application of SFAS No. 123(R). SAB 107 contains interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations, as well as provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 also highlights the importance of disclosures made related to the accounting for share-based payment transactions. The Company expects that the adoption of SAB 107 will have an impact on its results of operations and net earnings per share as the Company will be required to expense the fair value of all share-based payments. FSP 115-1 - The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

In November 2005, the FASB issued FASB Staff Position (“FSP”) Financial Accounting Standard (“FAS”) 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005 and is required to be adopted by the Company in the second quarter of fiscal 2006. The Company does not expect the adoption of FSP 115-1 to have a significant effect on its consolidated financial statements.

SFAS 155 – Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued FASB Statement No. 155(“SFAS 155”), which is an amendment of FASB Statements No. 133 and 140. SFAS 155 (a) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (b) clarifies which interest-only strip and principal-only strip are not subject to the requirements of Statement 133, (c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, (e) amends FASB Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for financial statements for fiscal years beginning after September 15, 2006. The Company does not expect the adoption of SFAS 155 to have a significant effect on its consolidated financial statements.

SFAS 156 – Accounting for Servicing of Financial Assets

In March 2006, the FASB issued FASB Statement No. 156 (“SFAS 156”), which amends FASB Statement No. 140. SFAS 156 establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS 156 amends FASB Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under SFAS 156, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because SFAS 156 permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. SFAS 156 is effective for financial statements for fiscal years beginning after September 15, 2006. The Company does not expect the adoption of SFAS 156 to have a significant effect on its consolidated financial statements.

A.	Results of Operations

Years ended December 31, 2004 and 2005

Revenues. Revenues from the sale of products are comprised of sales of Sapiens eMerge™ licenses, license upgrades, specially designed products for the insurance industry such as “INSIGHT™ for Property & Casualty,” “INSIGHT™ for Closed Books,” “INSIGHT™ for Life & Pensions,” “INSIGHT™ for Reinsurance,” “INSIGHT™ for Underwriting, “ and “INSIGHT™ for Claims” application development, re-engineering computer systems and converting operating systems. These specially designed products are provided to customers either on a fixed-price or time and materials basis. Revenues from services include mainly consulting on a time and materials basis, maintenance and support.

Total revenues in 2005 decreased 17.6% to $39.4 million from $47.8 million in 2004. Product revenues in 2005 decreased 50.4% to $13.3 million in 2005 from $26.8 million in 2004. Consulting and other service revenues in 2005 increased 24.3% to $26.1 million from $21.0 million in 2004.

Our product revenues for the year 2005 decreased mainly due to the completion of multi-year projects for two of our customers – EDSCS and Liverpool Victoria in the UK, which amounted to a decline of $4.3 million, or 32% of the decline in our product revenue, and two of our customers CSC and OneBeacon in the United States, which amounted to a decline of $3.1 million, or 23% of the decline in our product revenue, and the decision of such customers not to place follow-on orders. We continue to work with these customers on other projects, though overall revenue from them decreased as we completed certain projects. Product revenues also declined as a result of the prolonged periods of time required to negotiate with our customers, particularly in the insurance industry. The increase in consulting and other service revenues came as a result of higher revenues from consulting, were mainly due to the fact that the nature of our relationship with certain customers changed from project delivery to consulting services. As a result of a decrease in sales of new licenses, maintenance revenues decreased in the UK, the United States, Germany, Japan and Switzerland where the decrease from 2004 amounted to $359,000, $481,000, $154,000, $135,000 and $151,000, respectively.

Cost of Revenues and Gross Profit. Cost of revenues relating to products, is comprised of salaries and other personnel-related expenses of software consultants and engineers ($5.7 million, or 50.4% of our total costs of products in 2005, and $11.7 million or 70.6% in 2004), amortization of capitalized software development costs ($3.8 million or 33.4% in 2005 and $3.0 million or 17.9% in 2004), royalties to the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor (“OCS”) ($1.1 million or 9.8% in 2005, and $1.6 million or 9.6% in 2004) and other costs ($726,000 or 6.4% in 2005, and $323,000 or 1.9% in 2004). Cost of revenues relating to consulting and other services, is comprised of salaries and other personnel-related expenses. Salaries and other personnel-related expenses amounted to $13.5 million in 2005, an increase of 32.3% from $10.2 million in 2004, mainly because of the increase in consulting revenues, mainly due to the fact that the nature of our relationship with certain customers changed from project delivery to consulting services.

Our gross profit in 2005 decreased 27.4% to $14.6 million from $20.1 million in 2004. The gross profit margin decreased by 12.4% to 36.9% from 42.1% in 2004. Gross margin decreased, even though we reduced our expenses, since the influence of our 2005 restructuring plan was only felt late in the year while revenues declined throughout the year, and since our revenues decreased at a greater rate than our reduction in expenses.

Gross profit from product revenues decreased 80.4% in 2005 to $2.0 million from $10.2 million in 2004. Gross margin from product revenues was 15.0% in 2005, a decrease of 60.6% from 38.1% in 2004. The decrease in product gross margin is due to three main reasons. The first is that the nature of our relationship with certain customers changed in the UK in 2005, which resulted in the transition of revenues from products to consulting, which represents 8% of the decline in our gross margin from products. The second is due to the decrease in revenue from license sales which amounted to $900,000 which had a 5% effect on our product gross margin. The third is the decrease in the profitability of our projects in Israel, UK and the United States.

Amortization of capitalized software development costs increased 26.7% to $3.8 million in 2005 from $3.0 million in 2004. Since we released for sale a new Sapiens eMerge™ solution at the end of 2004, the amortization of this solution only began to have an impact in 2005.

Gross profit from consulting, maintenance and other services increased 16.7% to $12.6 million in 2005 from $10.8 million in 2004. At the same time, gross margin from consulting, maintenance and other services decreased 6.8% in 2005 to 48.1% from 51.6% in 2004. The decrease in the gross margin from consulting, maintenance and other services is due to the decrease in higher margin maintenance revenue, to $7.9 million in 2005 from $9.2 million in 2004.

Research and Development, net. Research and development (“R&D”) costs are mainly comprised of labor costs and depreciation of property and equipment, reduced by grants from the OCS and capitalization of software development costs. Net research and development expenses increased 8.0% in 2005 to $2.7 million from $2.5 million in 2004. The increase in spending on R&D recorded in 2005, as compared with the previous year, resulted from the higher participation of the OCS in 2004, which decreased our R&D expenses in that year.

A portion of our R&D expenditures is funded by the OCS in accordance with programs entitling the Government to receive royalties on sales of products and services developed as a result of R&D projects so funded. Our net R&D expenditure benefited from OCS funding in the amounts of $520,000 in 2005 and $833,000 in 2004.

Capitalized software development costs decreased 8.5% to $4.3 million in 2005 compared with $4.7 million in 2004.This decrease reflected a restructuring executed in February 2005 which resulted in a reduction of R&D employees.

Selling, Marketing, General and Administrative expenses, net. Selling, marketing, general and administrative, net expenses (“SG&A expenses”) decreased 16.1% in 2005 to $16.2 million from $19.3 million in 2004. SG&A expenses consist primarily of salaries and other personnel-related expenses, which in 2005 amounted to $10.3 million, or 63.6% of total SG&A expenses, and in 2004 to $12.7 million or 65.8% as well as other costs associated with our sales and marketing efforts and our general and administrative activities such as rent which amounted to $2.4 million in 2005, accounting, legal and other public company expenses in the amount of $0.7 million, depreciation costs of $0.4 million, marketing costs, including tradeshows and design, in the amount of $0.3 million and other miscellaneous costs amounting to $2.1 million. General and administrative expenses include offices and office maintenance, communications, external consultants and other expenses. The decrease in SG&A expenses in 2005 was the result of planned and consistent efficiency measures implemented by our management, which resulted in reduced expenses, particularly reduced salary as a result of the February 2005 restructuring, which resulted in a reduction of direct labor costs of $2.1 million.

Restructuring Costs. Restructuring costs in 2005 were $1.1 million, as a result of the restructuring executed by the Company in February 2005, which resulted in the lay-off of approximately 40 employees. The Company did not incur any restructuring costs in 2004.

Financial expenses, net. Our financial expenses, net, decreased 25.0% to $1.8 million in 2005 from $2.4 million in 2004. The decrease resulted from a reduction in the amount of (short and long term) loans outstanding, from $16.8 million at the end of 2004 to $11.8 million at the end of 2004, which led to a reduction in the amount of interest incurred or paid during 2005. In addition, in 2005, we capitalized $100,000 of financial expenses related to software development, in accordance with SFAS No. 86 which further reduced our financial expenses, and there was a reduction in the amount of bank fees we paid from $249,000 in 2004 to $84,000 in 2005.

Taxes on Income. Our net tax expenses in 2005 were $1.8 million compared with $217,000 in 2004. In 2005, we increased our deferred income tax assets resulting from loss carry-forward and other tax credits by $658,000 and increased the related valuation allowance by $1.5 million. We also recorded a write-off of tax advances, which were included in current assets, in the amount of $783,000. As a result, our deferred tax asset and tax advances were reduced by a total of $1.6 million. In addition, we wrote off $80,000 of current tax expenses in Japan and $118,000 of tax advances in other territories. Our entire provision for taxes on income relates to operations in jurisdictions other than the Netherlands Antilles. The effective income tax rate varies from period to period as the result of the various jurisdictions in which we operate and where each one has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowance of deductions, credits and other benefits). We record a valuation allowance if we believe that it is more likely than not that the deferred income taxes regarding the loss carryforwards and other temporary differences, on which a valuation allowance has been provided, will not be realized in the foreseeable future. We did not recognize a majority of the deferred tax assets relating to the net operating losses of our subsidiaries worldwide due to the uncertainty of the realization of such tax benefits in the foreseeable future.

Net Loss. Net loss to shareholders of common shares for 2005 was $9.1 million, an increase of 78.4% compared with a net loss of $5.1 million in 2004. The increase in loss in 2005 was primarily due to the decline in our total revenues, which was not matched by a similar decline in expenses and due to the restructuring expense in 2005 of $1.1 million and the reduction of our deferred tax asset and tax advances by a total of $1.6 million.

Accelerated Options. In December 2005, we accelerated the vesting of all unvested stock options held by employees and directors. All of the options were considered out-of-the-money since the stated option exercise price was greater than the closing price of our Common Shares on the day we approved the acceleration ($1.50). Unvested options to purchase approximately 1.7 million shares became exercisable as a result of the vesting acceleration. Our decision to accelerate the vesting of those options was based primarily upon the issuance of SFAS No. 123(R) (revised 2004), which requires the Company to treat all unvested stock options as compensation expense effective January 1, 2006. The vesting acceleration did not result in the recognition of compensation expense in the year ended December 31, 2005.We prepared pro-forma results for 2005 as if we had recorded a compensation expense for the accelerations performed in December 2005. Such pro-forma results appear in the footnotes to our consolidated financial statements and reflect approximately $1.9 million of compensation expense for the year ended December 31, 2005resulting from the vesting acceleration. See Notes 2t and 2v of our consolidated financial statements for a description of SFAS No. 123(R) and its expected effect on our losses and losses per share.

Years ended December 31, 2003 and 2004

Revenues. Total revenues in 2004 decreased 8.6% to $47.8 million from $52.3 million in 2003. Product revenues in 2004 decreased 17.8% to $26.8 million in 2004 from $32.6 million in 2003. Consulting and other service revenues in 2004 increased 6.5% to $21.0 million from $19.7 million in 2003.

Our product revenues for the year 2004 decreased mainly due to the completion of multi-year projects for two of our customers - CSC and OneBeacon in the United States, which amounted to a decline of $3.3 million, or 57% of the decline in our product revenue. Product revenues also declined as a result of the prolonged periods of time required to negotiate with our customers, particularly in the insurance industry. The increase in consulting and other service revenues came as a result of higher revenues from maintenance, while revenues from consulting remained stable. Maintenance revenues increased because of several long-term customers (who had previously not had maintenance agreements) entering into maintenance agreements, primarily in England, the United States, Germany and Switzerland where the increases from 2003 amounted to $223,000, $356,000, $137,000 and $122,000, respectively.

Cost of Revenues and Gross Profit. Cost of revenues, products:, salaries and other personnel-related expenses of software consultants and engineers was $11.7 million, or 70.6% of our total costs of products in 2004, and $13.8 million or 78.9% in 2003, amortization of capitalized software development costs was $3.0 million or 17.9% in 2004 and $2.3 million or 13.0% in 2003, royalties to the OCS was $1.6 million or 9.6% in 2004, and $1.2 million or 7.1% in 2003 and other costs were $323,000 or 1.9% in 2004, and $166,000 or 1.0% in 2003). Cost of revenues, Consulting and other services: included in 2004 an additional line item for impairment of capitalized software development costs of $901,000 which contributed to the decline in gross profit.

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

Amortization of capitalized software development costs increased 30.4% to $3.0 million in 2004 (without taking into account the impairment charge of $901,000) from $2.3 million in 2003 due to the increase in capitalized development costs in 2003 relating to our Sapiens eMerge™ solution.

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

Research and Development, net. Net R&D expenses decreased 32.4% in 2004 to $2.5 million from $3.7 million in 2003. The decreased spending on R&D recorded in 2004, as compared with the previous year, reflects our efforts to make our development activity more efficient through reducing work force, salaries and other personnel-related expenses decreased to $6.7 million in 2004 from $6.9 million in 2003 as well as increased grants from the OCS Our net R&D expenditure benefited from OCS funding in the amounts of $833,000 in 2004 and $134,000 in 2003.

Capitalized software development costs increased 4.4% to $4.7 million in 2004 compared with $4.5 million in 2003. This increase reflects our efforts to accelerate development of our INSIGHT™ group of products for the insurance industry.

Selling, Marketing, General and Administrative expenses, net. SG&A expenses decreased 10.2% in 2004 to $19.3 million from $21.5 million in 2003. Salaries and other personnel-related expenses amounted to $12.7 million in 2004, or 65.8% of total SG&A expenses, and $14.7 million in 2003 or 68.3% as well as other costs associated with our sales and marketing efforts. The decrease in SG&A expenses in 2004 was the result of planned and consistent efficiency measures implemented by our management. Furthermore, expressed as a percent of total revenues, SG&A expenses decreased to 40.4% in 2004 from 41.1% in 2003, since expenses were reduced at a greater rate than the decline in total revenues from 2003 to 2004.

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

Cash, cash equivalents, marketable securities and short-term deposits at the end of 2005 were $12.0 million, compared with $22.1 million at the end of 2004. The decrease was due mainly to the repayment of loans in the net amount of $6.9 million, investment in research and development activity of $4.3 million, and cash used in operating activities. The decrease was partially offset by the $2.0 million investment by Formula in June 2005.

Net cash provided by operating activities was $0.3 million in 2005 compared with net cash used in operating activities in 2004 of $3.0 million. This change reflects the net loss for 2005 of $9.1 million and a decrease in other liabilities, trade payables and accrued expenses of $2.2 million offset by depreciation and amortization charges of $5.2 million, a decrease in certain receivables, prepaid expenses and trade receivables of $3.3 million, a decrease of $0.8 million in deferred taxes and an increase in deferred revenue of $2.0 million.

Net cash provided by investing activities was $0.9 million in 2005, compared with net cash used in investing activities in 2004 of $15.5 million. In 2005, we generated $5.6 million cash from the sale of marketable securities, which was offset by investments in software development of $4.3 million and the purchase of property and equipment of $0.4 million. The high amount of cash used in investing activities in 2004, was a result of our using the proceeds of the December 2003 debenture offering during the course of 2004. Of the 2004 net proceeds, $10.3 million was used for the purchase of marketable securities, $4.7 million for investment in software development and $0.4 million for the purchase of property and equipment.

Net cash used in financing activities totaled $4.9 million in 2005, compared with $2.9 million in 2004. The main outlay of cash used in financing activities in 2005 was $6.9 million, net, in repayment of short and long term loans. In 2005, we received gross proceeds of $2.0 million from the investment by Formula in June 2005.

Credit Lines

Until June 27, 2006, we had a revolving credit line facility for borrowings of up to $18.5 million, which was available until June 30, 2006. On June 27, 2006, we entered into new agreements with the banks regarding a new revolving credit line facility for borrowings of up to $9.2 million, which is available until June 30, 2007. Although the total amount of the credit facility was reduced, as a result of the changes to the restrictions relating to credit facility, the actual amount that we can draw under the credit facility has increased by approximately $3.0 million over the credit facility that expires on June 30, 2006.

As a condition for receiving the new credit lines from our lender banks, we undertook, among other things, (a) not to charge or sell our assets to any entity whatever without the advance written consent of the banks, (b) that the total of our debts and obligations to the banks will not at any time exceed $9.5 million, and (c) that the total of our accounts receivable from customers will not be less than $6.0 million. In addition, we undertook that our quarterly earnings before income tax, depreciation and amortization will be positive through June 30, 2007 and that our aggregate earnings before income tax, depreciation and amortization for each of the year ended December 31, 2006, and the six-month period ended June 30, 2007, will not be less than $1.0 million. We also undertook that our shareholders’ equity will not be less than $3.0 million. In addition, we undertook, on behalf of each of our subsidiaries, to provide the banks with cross guarantees from each subsidiary to secure our performance and fulfillment of any of our or our subsidiaries’ obligations under the facilities. Among themselves, the banks are entitled to repayment of our debts in proportion to our debts to each bank.As a result of negotiations regarding the extension of our loan agreements, the assets of our subsidiary in the United States will be subject to a UCC-1 security interest and the assets of our subsidiaries in Israel and the United Kingdom will be subject to floating liens.

Under the credit lines expiring on June 30, 2006, borrowings in US dollars bear interest at rates ranging between the London Interbank Offered Rate (“LIBOR”) plus 2% to plus 2.25% and borrowings in New Israeli Shekels (“NIS”) bear interest at the prime rate of interest in Israel plus 0.7%. The interest rates under the new credit lines have not yet been finalized.

In the fourth quarter of 2005, we did not fulfill the covenant contained in our loan agreements pertaining to maintenance of cumulative, quarterly earnings at certain levels.

There can be no assurance that we will fulfill the covenants we undertook or, if we do not fulfill one or more of the covenants, that we will receive from our lender banks waivers of the necessity of fulfilling such covenants.

In December 2006, we must re-pay $5.2 million, $4.6 million of which represents the first of four installment payments of the debentures, and $0.6 million represents part of the semi-annual interest payments. We have not created sufficient positive cash flow from operations to make such payment. In May 2006, at the request of the trustee on behalf of the debenture holders, we held a meeting of the debenture holders to update them about the status of the Company.

(For further details about the debentures, see Item 10, “Additional Information – Material Contracts.”)

In June 2006, we entered into a term sheet with Formula pursuant to which Formula will invest $2.0 million in the Company. The potential investment is subject to the execution of a binding agreement and subject to the completion of certain closing conditions. The purchase price per share will be equal to the average closing price for the 10 day period prior to the execution of the agreement being entered into.

In June 2006, we entered into a term sheet with F.I.D. Holdings Ltd. and Israel Discount Bank Ltd., regarding the conversion of the $1.0 million payment that was due to them on April 1, 2006 into our Common Shares, at a conversion price per share equal to the average closing price for the 10 day period prior to the execution of the agreement being entered into, and the delaying until August 1, 2007 of the $1.0 million payment that is currently due on August 1, 2006. The term sheet is subject to the execution of a binding agreement and subject to the fulfillment of certain conditions.

Management believes that the new credit lines, together with the potential investment by Formula and the potential renegotiation of the payment terms with the Investors, will be sufficient for its present requirements, and at least until December 31, 2006, to support our operating and financing requirements. In addition, we have been considering financing alternatives to support our operating and financing requirements.

C.	Research and Development

See section A. “Results of Operations” above.

D.	Trend Information

The global insurance industry has changed over the past few years, as a result of four events: regulatory changes, large pay-outs, poor returns on investments and globalization.

Regulatory changes are being felt throughout the industry. Many Insurance companies must comply with regulations such as the Sarbanes-Oxley Act of 2002 in the United States and the International Convergence of Capital Measurement and Capital Standards, known as Basel II. In addition, many individual countries have increased supervision over local insurance companies.

Particularly in the reinsurance and the property and casualty markets, insurance companies have had to make large pay outs because of events such as September 11, 2001 and other terrorist incidents as well as great natural disasters such as Hurricane Katrina in the United States.

Globally, the insurance industry has witnessed cross-border mergers and acquisitions, and the entry of international insurance companies into new emerging markets.

In 2000 and 2001 insurance companies generated poor returns, if not losses, on their investments. As a result, and particularly in Europe, many companies are now more cautious, are concerned about equity losses and are emphasizing cost efficiency. In North America, companies are more aggressive and many insurance companies are increasing their IT budgets. However, most insurance companies are still not willing to change their platforms and core software, despite the acknowledged need.

In Europe, regulators and insurers have been very active and creative motivated by past financial crises and the need for pension restructuring. Distribution of policies is being optimized with the increasing use of Bancassurance (selling of insurance through a bank’s established distribution channels), supermarkets and kiosks (insurance stands). Nevertheless, European insurers, and to some extent North American insurers, are cautiously approaching spending increases and most companies have not decided to change their software.

Finally, from 2001 to 2004, income from annual premiums grew by approximately 34%.

We believe that the insurance market is changing and the reasons that contributed to the delays we experienced in penetration of the insurance industry are gradually fading away.

However, we expect that additional time will be required to implement our strategy of focusing on the insurance industry, and that our results of operations and financial condition could continue to be adversely affected. We are addressing the challenges posed by the market environment by focusing our marketing and selling efforts and by further reducing the expenses of our operation.

E.	Off-Balance Sheet Arrangements

We had no off-balance sheet concentration of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangement as of December 31, 2005, other than forward exchange contracts to hedge certain transactions denominated in foreign currencies to protect ourselves from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. Such hedging contracts are further described in Note 2r of our consolidated financial statements.

F.	Contractual Obligations

The following table sets forth information on our short-term and long-term contractual obligations as at December 31, 2005 (in thousands of dollars):

	Total	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years

Convertible debentures	$18,366	$4,464	$9,174	$4,728	$–

Short-term bank credit	1,830	1,830	–	–	–

Short-term bank loans	10,120	10,120	–	–	–

Long-term loan-investors	2,000	2,000	–	–	–
Long-term liability-third party	1,366	690	676	–	–
Long-term bank loans	8	8	–	–	–

Accrued severance pay	768	–	–	–	768
Operating leasing	9,039	2,457	4,171	2,411	–

Total	$43,497	$20,594	$14,000	$6,135	$768

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Officers of Registrant

The following table sets forth certain information regarding the current executive officers and directors of the Company.

Name	Age	Position

Ron Zuckerman (1)	49	Chairman of the Board of Directors
Ron Al Dor	45	President, Chief Executive Officer and Director
Elior Brin	50	Executive Vice President and Chief Financial Officer
Yitzhak Sharir	55	Director
Yacov Elinav (2)	61	Director
Uzi Netanel (2)	70	Director
Dan Goldstein	51	Director
Gad Goldstein (1)	47	Director
Ido Schechter (1) (2)	45	Director
Naamit Salomon	42	Director
Fortis Intertrust (Curaçao) N.V. (3)		Director

(1)	Member of Compensation Committee

(2)	Member of Audit Committee

(3)

Fortis Intertrust (Curaçao) N.V. is a corporate body organized under the laws of the Netherlands Antilles. The Articles of Incorporation of the Company provide that a corporate body may be a member of the Board of Directors.

Ron Zuckerman has served as a director of the Company since May 1991 and assumed the position of Chairman of the Board of Directors on January 1, 1998. He served as Chief Executive Officer of the Company from January 1995 until March 31, 2000. Mr. Zuckerman served as Chief Operating Officer of the Company from its incorporation until April 1994. Mr. Zuckerman was a founder and served as Chairman of Precise Software Solutions Ltd. until it was acquired by Veritas in June 2003 and serves as a director of Attunity Ltd. and Tamir Fishman Ventures Ltd. Mr. Zuckerman serves as an advisor to Magnum Communications Fund and the First Israeli Turnaround Fund.

Ron Al Dor joined the Company as President and Chief Executive Officer in November 2005. Prior to joining the Company, from August 1996 till 2004, Mr. Al Dor served as President of TTI Team Telecom International Ltd., a global supplier of Operations Support Systems to communications service providers. Prior to that, Mr. Al Dor served as TTI’s Co-President from November 1995 until August 1996 and its Vice President from September 1992 to November 1995. During his service in the Israeli Air Force, Mr. Al Dor worked on projects relating to computerization in aircrafts. Mr. Al Dor is a graduate of the military computer college of the Israeli Air Force, studied computer science and management at Bar Ilan University and attended the Israel Management Center for Business Administration.

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

Yitzhak Sharir served the Company as President and Chief Executive Officer from November 2000 till November 2005. Since November 2005, Mr. Sharir has continued to serve as a director of the Company. Prior to joining the Company, Mr. Sharir served as General Manager of Nilit Industries from 1994 through 2000. Prior to joining Nilit, Mr. Sharir served as President & CEO of Orlite Industries from 1990 through 1994. Mr. Sharir also served as Executive V.P. and General Manager of Oshap Technologies (1985-1989), V.P. Technology of Urdan Industries (1983-1985), and manager of engineering teams at Israel Aircraft Industries and Israel’s Nuclear Research Center.

Dan Goldstein has served as a director of the Company since 2001. He has served as chairman of the board and CEO of Formula Systems (1985) Ltd. since 1985. Mr. Goldstein is also the chairman of the board of Matrix-IT and Formula Vision Technologies Ltd. and is a director of BluePhoenix Solutions Ltd., Magic Software Enterprises Ltd., and other companies in the Formula Group. Mr. Goldstein holds a B.A. in mathematics and computer sciences and an M.A. in business administration, both from Tel Aviv University.

Gad Goldstein has served as a director of the Company since 2002. He has served as President of Formula Systems (1985) Ltd. since 1995 and a director since 1985. Between 1985 and 1995, Mr. Goldstein was Vice President of Formula. Mr. Goldstein is Chairman of the Board of BluePhoenix Solutions Ltd. and serves as a director of Matrix, Magic Software Enterprises Ltd., Formula Vision Technologies Ltd. and other companies in the Formula Group. Mr. Goldstein holds a B.A. in economics and an M.A. in business administration, both from Tel Aviv University.

Naamit Salomon has served as a director of the Company since September 2003. She has been Vice President, Finance of Formula since August 1997. Ms. Salomon also serves as a director of Magic Software Enterprises Ltd. and BluePhoenix Solutions Ltd., Formula Group Companies. From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group. Ms. Salomon holds a B.A. in economics and business administration from Ben Gurion University and an LL.M. from the Bar-Ilan University.

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

Ido Schechter has served as a director of the Company since June 2006. He has served as the Chief Executive Officer of Top Image Systems Ltd. since January 2002 and has been a director of Top Image Systems Ltd. since December 2004. From January 2001 until he became CEO, Dr. Schechter was Vice President of TIS’ ASP, an initiative of TIS to offer data collection services via the Internet. Prior to that Dr. Schechter had been TIS’s Vice President of Sales since August 1996. From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of Top Image Systems Ltd., which operated a form processing service bureau. From August 1993 to December 1994, Dr. Schechter oversaw the start-up of automatic form processing services at Israel Credit Cards, Ltd. From 1991 to 1993, Dr. Schechter was a research scientist at the Horticultural Research Institute of Ontario, Canada. Dr. Schechter received his Ph.D. and M.Sc. in Plant Physiology from the University of Guelph in Ontario, Canada and his B.Sc. from the Hebrew University in Israel.

Fortis Intertrust (Curaçao) N.V. is a corporate body organized and existing under the laws of the Netherlands Antilles. It has provided the Company with corporate-related services since April 1990, including but not limited to serving as the Company’s transfer agent and register, maintaining the corporate-related records of the Company, and filing various corporate documents and the annual corporate tax return with the governmental authorities in the Netherlands Antilles. Until May 2006, Fortis Intertrust (Curaçao) N.V. operated under the name MeesPierson Intertrust (Curaçao) N.V.

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

The aggregate amount of compensation paid by the Company during the fiscal year ended December 31, 2005, to all directors and executive officers as a group for services in all capacities was $930,000. This amount does not include amounts expended by the Company for automobiles made available to its officers or expenses (including business travel and professional and business association dues) reimbursed to such officers. The aggregate amount set aside or accrued by the Company during its fiscal year ended December 31, 2005, to provide pension, retirement severance and similar benefits for directors and executive officers of the Company was $127,000. The foregoing amounts also exclude stock option grants to the Company’s directors and officers pursuant to the Company’s 1992 Stock Option and Incentive Plan and 2003 Share Option Plan, which are described below.

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

The Company grants to each of its independent directors a fee for attending Board meetings and committee meetings.

In the past, the Company has granted to each of its independent directors options to purchase 4,000 shares of the Company’s Common Shares annually. The options were granted at an exercise price equal to the fair market value of the Company’s Common Shares on the date of grant. The term of the options is 10 years and the options become exercisable in four equal, annual installments, beginning with the first anniversary of the grant date.

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

As of December 31, 2005, we had 939,524 Common Shares available for issuance of awards under the Incentive Plans. As of December 31, 2005, options to purchase 2,812,212 Common Shares, 692,250 of which were held by officers and directors, were outstanding. As of that date, there were 22,280 shares of restricted stock that the Company had granted to employees and other eligible grantees (none of which were held by current and former officers and directors). As of December 31, 1997, all of the restricted shares had vested under the restricted stock awards.

In November 2005, the Company’s Board of Directors approved a new Incentive Stock Option Plan (the “Special Plan”). The number of Common shares available for grants pursuant to the Special Plan was set at 2,000,000 shares. The Special Plan is intended to be used solely to attract or retain senior management and/or Board members. Options granted pursuant to the Special Plan will have an exercise price of $3.00 per share, shares issued upon exercise will be locked for up to 5 years following the grant date, and the right to obtain shares will be contingent upon the optionee providing services to the Company throughout the entire 5 year period. In the event of a change of control of the Company, any unvested options will be accelerated. The Special Plan will be presented to the Company’s shareholders, for their approval, at the upcoming Annual General Meeting of Shareholders, which is expected to be held in September 2006.

In November 2005, the Company’s current President and Chief Executive Officer was granted options to purchase 1,000,000 shares, pursuant to the Special Plan and subject to shareholders approval of the Special Plan. In December 2005, as a result of the issuance of SFAS No. 123(R), we accelerated the vesting of all 1,000,000 options.

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

Audit Committee

The Audit Committee of the Board of Directors is comprised of three independent directors, nominated by the Board of Directors. Until May 2006, former director Rammy Ringel along with Yacov Elinav and Uzi Netanel served as members of the Audit Committee. In June 2006, the Board of Directors nominated Dr. Ido Schechter to be a member of the Audit Committee, in addition to Yacov Elinav and Uzi Netanel. The Board of Directors has determined that Mr. Elinav meets the definition of an audit committee financial expert. The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing financial information, internal controls and the audit process. In addition, the Committee is responsible for oversight of the work of our independent auditors. The Committee is governed by a Charter and meets at regularly scheduled quarterly meetings.

Compensation Committee

The Compensation Committee of the Board of Directors is comprised of three directors, nominated by the Board of Directors. Until May 2006, former director Rammy Ringel served as a member of the Committee along with Ron Zuckerman and Gad Goldstein. In June 2006, the Board of Directors nominated Dr. Ido Schechter to be a member of the Committee. Mr. Zuckerman and Dr. Schechter are independent directors. The primary function of the Compensation Committee is to manage the Company’s Stock Option Plan and review and approve all matters relating to the compensation of the Company’s officers and directors. The Committee is governed by a Charter and meets at regularly scheduled quarterly meetings.

NASDAQ Exemptions for a Controlled Company

We are a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5), or Rule 4350(c)(5), since Formula Systems (1985) Ltd. holds more than 50% of our voting power.

Under Rule 4350(c)(5), a controlled company is exempt from the following requirements of NASDAQ Marketplace Rule 4350(c) as of July 31, 2005:

	—	the majority of the company’s board of directors must qualify as independent directors, as defined under NASDAQ Marketplace Rules.

—

the compensation of the chief financial officer and all other executive officers must be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors.director nominees must either be selected or recommended for the board of directors’ selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors.

D.		Employees

As of December 31, 2005, we had a total of 364 employees, a 10.1% decrease from the end of 2004.

In February 2006, we began to implement a restructuring plan for the purpose of reducing costs and restoring profitability. The restructuring plan includes the termination of the employment of approximately 40 employees.

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

	Total Employees	Research & Development	Consulting, Delivery & Technical Support	SG&A

December 31, 2005	364	52	235	77
December 31, 2004	405	57	252	96
December 31, 2003	432	61	276	95

	December 31, 2005	December 31, 2004	December 31, 2003

Israel	218	214	214
United States	50	54	61
United Kingdom	52	82	102
Japan	24	24	24
France	15	25	24
Germany	5	5	6
Switzerland	-	1	1
Total Employees	364	405	432

E.	Share Ownership

	Shares Beneficially Owned

	Number	Percent(1)

Dan Goldstein (2)	7,746,372	60.1

Gad Goldstein (2)	7,746,372	60.1

Ron Zuckerman (3)	370,700	2.9

Yitzhak Sharir (4)	425,000	3.3

Roni Al Dor (5)	240,000	1.8

All directors and executive officers as a group (9 persons) (6)	8,840,072	65.9

(1)

Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The percentages shown are based on 12,810,102 Common Shares issued and outstanding as of June 25, 2006 plus such number of Common Shares as the indicated person or group had the right to receive upon the exercise of options which are exercisable within 60 days of June 25, 2006.

(2)

Includes 7,661,187 Common Shares and 2,300,000 NIS par value of our Debentures (convertible into 85,185 Common Shares) held by Formula. Dan Goldstein, Chairman of the Board and Chief Executive Officer of Formula, and Gad Goldstein, President and director of Formula, each disclaim beneficial ownership of these shares. See Item 7, “Major Shareholders.”

(3)

Includes (i) 97,700 Common Shares held by Lako Enterprises S.A., a corporation (“Lako”) as to which Mr. Zuckerman disclaims beneficial ownership (see below); (ii) 140,000 Common Shares held by Meister Software N.V. (“Meister”), a Netherlands Antilles corporation, which shares may be deemed to be beneficially owned by Mr. Zuckerman (see below); (iii) 24,000 Common Shares held of record by Mr. Zuckerman; and (iv) options to purchase 109,000 Common Shares held by Lako to which Mr. Zuckerman disclaims beneficial ownership. The options have exercise prices ranging from $0.005 to $32.50 per share. A trust (the Bornali Foundation) for the benefit of the estate of Mr. Zuckerman owns all the outstanding voting shares of Lako. Mr. Zuckerman disclaims beneficial ownership of the Common Shares held by Lako.

Lako owns 97,700 Common Shares of the Company and 50% of the voting shares of Century Holdings, Inc., a Panamanian corporation (“Century”). Century owns approximately 33% of the voting stock of Meister. By virtue of Lako’s ownership of Century, Mr. Zuckerman may be deemed to have ownership of Century and thus may be deemed to beneficially own all of the Common Shares held by Meister.

(4)

Includes 300,000 Common Shares owned by Red Coral Holdings, Ltd. (“Red Coral”), a company owned by Mr. Sharir. These shares are currently being held in escrow by the General Counsel of Sapiens pursuant to a share purchase agreement between Red Coral and Sapiens. In addition, includes 15,000 Common Shares owned and held by Red Coral. Mr. Sharir disclaims beneficial ownership of the foregoing 315,000 Common Shares. In addition, includes options to purchase 60,000 Common Shares at an exercise price of $5.70 per share and options to purchase 50,000 Common Shares at $1.74 per share. See Item 7, “Related Party Transactions.”

(5)

Includes options to purchase 240,000 Common Shares at an exercise price of $1.74 per share. Does not include the option to purchase 1,000,000 Common Shares granted pursuant to the Special Plan. See Item 6.B, “Compensation of Directors and Officers.”

(6)

Each of the directors and executive officers not separately identified in the above table beneficially own less than 1% of our outstanding Common Shares (including options held by each such party and which are vested or will become vested within 60 days of June 25, 2006) and have therefore not been separately disclosed.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth, as of June 25, 2006, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person known by the Company to own beneficially more than 5% of the outstanding Common Shares, based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

	Shares Beneficially Owned

Name and Address	Number	Percent (1)

Formula Systems (1985) Ltd. (“Formula”) (2) 3 Abba Eban Boulevard Herzlia 46725, Israel	7,746,372	60.1

Magnum Technology Limited (3) c/o Rothschild Corporate Fiduciary Services Limited St. Peter’s House, Le Bordage St. Peter’s Port, Guernsey, Channel Islands	1,204,819	9.4

F.I.D. Holdings Ltd. (“FID”) (4) Rubinstein House, Floor 29 37 Petach Tikva Road Tel Aviv 67137, Israel	1,412,500	10.5

(1)

The percentages shown are based on 12,810,102 Common Shares issued and outstanding as of June 25, 2006 plus such number of Common Shares as the indicated person or group had the right to receive upon the exercise of options which are exercisable within 60 days of June 25, 2006.

(2)

Includes 7,661,187 Common Shares and 2,300,000 NIS par value of our Debentures (convertible into 85,185 Common Shares). Dan Goldstein is Chairman of the Board and Chief Executive Officer of Formula and owns 33.4% of the outstanding shares of Formula. Gad Goldstein is a director and President of Formula and owns 2.5% of the outstanding shares of Formula. Messrs. Dan and Gad Goldstein are brothers. Based on the foregoing, Dan Goldstein and Gad Goldstein each may be deemed to share with Formula the power to vote and dispose of our Common Shares beneficially owned by Formula. Each of Dan Goldstein and Gad Goldstein disclaims beneficial ownership of the Common Shares beneficially owned by Formula.

(3)

Yarnfield International Limited, which acquired the shares in 2001, has since been liquidated and our Common Shares held by Yarnfield were transferred to Magnum Technology Limited (the parent company of Yarnfield).

(4)	Includes (i) 750,000 Common Shares, (ii) warrants to purchase 350,000 Common Shares and (iii) 312,500 Common Shares issuable upon conversion of the $1.0 million loan due August 1, 2006.

Significant changes in holdings of major shareholders

1.	Formula

In June 2005, we entered into a share purchase agreement with Formula, whereby Formula invested $2.0 million in the Company and we issued 1,041,667 shares to Formula at a purchase price per share of $1.92, which was the average closing price for the 10 day period prior to the execution of the agreement. As a result of the $2.0 million investment, Formula became the holder of approximately 58% of our outstanding Common Shares at that time. (For further details about the transaction with Formula, see Item 10, “Additional Information – Material Contracts.”)

From time to time, Formula has increased its beneficial shareholding in the Company through market purchases of additional Common Shares. From June 28, 2005 through June 25, 2006, Formula increased its holding of our Common Shares by approximately 207,000 Common Shares. As of June 25, 2006, Formula was the holder of approximately 60% of our outstanding Common Shares.

In June 2006, we entered into a term sheet with Formula pursuant to which Formula will invest $2.0 million in the Company. The potential investment is subject to the execution of a binding agreement and subject to the completion of certain closing conditions. The purchase price per share will be equal to the average closing price for the 10 day period prior to the execution of the agreement being entered into.

2.	FID

As a result of the Agreement entered into as of March 16, 2004 by the Company, F.I.D. Holdings Ltd. (“FID”) and Israel Discount Bank Ltd., the investors in eZoneXchange.com, Inc. (the “Investors”). FID became the beneficial holder of approximately 9.1% of the Company’s share capital. (For further details about the March 2004 transaction with FID, see Item 10, “Additional Information – Material Contracts.”)

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

In June 2006, we entered into a term sheet with F.I.D. Holdings Ltd. and Israel Discount Bank Ltd., regarding the conversion of the $1.0 million payment that was due to them on April 1, 2006 into our Common Shares, at a conversion price per share equal to the average closing price for the 10 day period prior to the execution of the agreement being entered into, and the delaying until August 1, 2007 of the $1.0 million payment that is currently due on August 1, 2006. The term sheet is subject to the execution of a binding agreement and subject to the fulfillment of certain conditions.

The major shareholders disclosed above do not have different voting rights.

As of June 1, 2006, there were 179 holders of record of the Company’s Common Shares, including 127 holders of record with addresses in the United States. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident because many of these ordinary shares were held of record by brokers or other nominees.

Based on Formula’s beneficial holding of over 50% of the outstanding Common Shares of the Company, Formula may be considered to control the Company.

B.	Related Party Transactions

On April 4, 2001, we entered into a share purchase and loan agreement with Red Coral Holdings, Inc. (“Red Coral”), a company owned by Itzick Sharir, then our President and Chief Executive Officer and now a director. According to the terms of the agreement, Red Coral purchased 300,000 shares of the Company for a purchase price of $975,000. As part of the agreement, the Company granted to Red Coral a loan in the amount of $975,000 for the purpose of acquiring the Common shares. The term of the loan is six years, with accrued interest at a rate of 4%, which is payable on January 15th of each calendar year. The interest amount is fully-recourse and fixed. To secure payment of the loan, Red Coral granted to the Company a lien and security interest on all of the Common shares of the Company that it owns. To secure fulfillment of the terms of the agreement, the Common shares are being held in escrow by the General Counsel of the Company. In November 2005, upon the termination of his employment with the Company, Mr. Sharir was granted options to purchase 50,000 Common Shares at a price $1.74 per share.

As a result of the Agreement entered into as of March 16, 2004 by the Company, F.I.D. Holdings Ltd. (“FID”)and Israel Discount Bank Ltd., FID became the beneficial holder of approximately 9.1% of the Company’s share capital.

In May 2005, we entered into an agreement with FID and Israel Discount Bank Ltd., the investors in eZoneXchange.com, Inc. (the “Investors”), regarding the payment of the remaining $4.0 million due to the Investors, pursuant to the March 2004 agreement between us and the Investors. We agreed to pay $2.0 million on May 2, 2005, $1.0 million by April 1, 2006 and $1.0 million by August 1, 2006. The Investors may, at their sole discretion, convert all or any portion of the $1.0 million payable on August 1, 2006 into our Common Shares, at a conversion price per each share of $3.20. The first installment of $2.0 million was paid as required at the beginning of May 2005.

In June 2006, we entered into a term sheet with the Investors, regarding the conversion of the $1.0 million payment that was due on April 1, 2006 into our Common Shares, at a conversion price per share equal to the average closing price for the 10 day period prior to the execution of the agreement being entered into, and the delaying until August 1, 2007 of the $1.0 million payment that is currently due on August 1, 2006. The term sheet is subject to the execution of a binding agreement and subject to the fulfillment of certain conditions.

(For further details about the transactions with the Investors, see Item 10, “Additional Information – Material Contracts.”)

In June 2005, we entered into a share purchase agreement with our major shareholder, Formula, whereby Formula invested $2.0 million in Sapiens, and we issued 1,041,667 shares to Formula, at a purchase price per share of $1.92, which was the average closing price for the 10 day period prior to the execution of the agreement. The shares issued pursuant to the June 2005 were granted “piggyback” registration rights, similar to those granted to Formula and Yarnfield International Limited (now Magnum Technology Limited) in their 2001 investment.

In June 2006, we entered into a term sheet with Formula pursuant to which Formula will invest $2.0 million in the Company. The potential investment is subject to the execution of a binding agreement and subject to the completion of certain closing conditions. The purchase price per share will be equal to the average closing price for the 10 day period prior to the execution of the agreement being entered into.

(For further details about the transaction with Formula, see Item 10, “Additional Information – Material Contracts.”)

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See the Consolidated Financial Statements and related notes in Item 18.

Export Sales

In 2005, 76.8% of our revenues were from customers located outside of Israel. For information on our revenues breakdown by geographic market for the past three years, see Item 4: “Information on the Company.”

Dividend Policy

We have never declared or paid any cash dividends on our Common Shares and we do not anticipate paying cash dividends in the foreseeable future. It is the present intention of our Board of Directors to retain all earnings in the Company in order to support the future growth of its business. Any determination in the future to pay dividends will be dependent upon our consolidated results of operations, financial condition, cash requirements, future prospects and other factors. For more information about distribution of dividends and various tax implications, see Item 10, “Additional Information - Memorandum and Articles of Association,” Item 10, “Additional Information – Exchange Controls,” and Item 10, “Additional Information – Taxation.”

Legal Proceedings

The Company is subject to certain legal and governmental proceedings and claims that arise in the conduct of its business. In the opinion of management, the amount of liability, if any, as a result of these claims and proceedings is not likely to have a material effect on the financial condition or results of operations of the Company.

Significant Changes

The following significant changes have occurred since the date of our annual consolidated financial statements:

In February 2006, we began to implement a restructuring plan for the purpose of reducing costs and restoring profitability. The restructuring plan includes the termination of the employment of approximately 40 employees.

In June 2006, we entered into a term sheet with Formula pursuant to which Formula will invest $2.0 million in the Company. The potential investment is subject to the execution of a binding agreement and subject to the completion of certain closing conditions. The purchase price per share will be equal to the average closing price for the 10 day period prior to the execution of the agreement being entered into.

In June 2006, we entered into a term sheet with F.I.D. Holdings Ltd. and Israel Discount Bank Ltd., regarding the conversion of the $1.0 million payment that was due to them on April 1, 2006 into our Common Shares, at a conversion price per share equal to the average closing price for the 10 day period prior to the execution of the agreement being entered into, and the delaying until August 1, 2007 of the $1.0 million payment that is currently due on August 1, 2006. The term sheet is subject to the execution of a binding agreement and subject to the fulfillment of certain conditions.

Until June 27, 2006, we had a revolving credit line facility for borrowings of up to $18.5 million, which was available until June 30, 2006. On June 27, 2006, we entered into new agreements with the banks regarding a new revolving credit line facility for borrowings of up to $9.2 million, which is available until June 30, 2007. Although the total amount of the credit facility was reduced, as a result of the changes to the restrictions relating to credit facility, the actual amount that we can draw under the credit facility has increased by $3.0 million over the credit facility that expires on June 30, 2006.

See Item 5 - Operating and Financial Review and Prospects - B. Liquidity and Capital Resources – Credit Lines.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The Company’s Common Shares are quoted on Nasdaq Capital Market and on the Tel Aviv Stock Exchange (the “TASE”) under the symbol “SPNS”.

The table below sets forth the high and low market prices for our Common Shares on Nasdaq National Market until September 27, 2005 and the Nasdaq Capital Market thereafter on an annual basis for the years 2001 through 2005 and on a quarterly basis for the years 2004 and 2005, and the first quarter of 2006. On June 16, 2003, the Company carried out the Reverse Stock Split (see Note under Item 3.A “Selected Consolidated Financial Data”). All share prices have been adjusted to reflect the Reverse Stock Split by multiplying historical prices by five.

	HIGH	LOW

2001 (Annual)	$8.30	$2.80
2002 (Annual)	6.85	3.00
2003 (Annual)	6.01	3.30
2004 (Annual)	5.25	1.48
2005 (Annual)	2.89	1.00
2006 (Annual)(through June 25, 2006)	1.60	1.06

2004
First Quarter	$5.25	$3.44
Second Quarter	3.77	2.17
Third Quarter	2.71	1.49
Fourth Quarter	2.95	1.48

2005
First Quarter	$2.89	$1.85
Second Quarter	2.41	1.52
Third Quarter	2.09	1.30
Fourth Quarter	1.86	1.00

2006
First Quarter	$1.60	$1.14
Second Quarter (through June 25, 2006)	1.54	1.06

The table below sets forth the high and low market prices for our Common Shares on Nasdaq during the most recent six-month period:

	HIGH	LOW

December 2005	$1.70	$1.31
January 2006	1.54	1.14
February 2006	1.60	1.22
March 2006	1.40	1.16
April 2006	1.54	1.12
May 2006	1.39	1.13
June 2006 (through June 25, 2006)	1.34	1.06

Our Common Shares began trading on the TASE effective March 6, 2003. Under current Israeli law, the Company will satisfy its reporting obligations in Israel by furnishing to the applicable Israeli regulators only those reports the Company is required to file in the United States. The table below sets forth the high and low market prices for our Common Shares on TASE on an annual basis for the years 2003 through 2005 and on a quarterly basis for the years 2004, 2005 and the first quarter of 2006. The translation into US dollars for the following two tables is based on the average monthly representative rate of exchange published by the Bank of Israel then in effect.

	HIGH	LOW

2003 (Annual from March 6)	$6.01	$3.56
2004 (Annual)	5.29	1.75
2005 (Annual)	2.74	1.19

2003
Second Quarter	$4.99	$4.33
Third Quarter	5.06	3.58
Fourth Quarter	6.01	3.56

2004
First Quarter	$5.29	$3.62
Second Quarter	3.64	2.28
Third Quarter	2.54	1.75
Fourth Quarter	2.42	1.85

2005
First Quarter	$2.74	$2.06
Second Quarter	2.28	1.76
Third Quarter	2.03	1.55
Fourth Quarter	1.73	1.19

2006
First Quarter	$1.57	$1.24
Second Quarter (through June 26, 2006)	1.42	1.23

The table below sets forth the high and low market prices for our Common Shares on TASE during the most recent six-month period:

	HIGH	LOW

December 2005	$1.73	$1.52
January 2006	1.57	1.36
February 2006	1.56	1.33
March 2006	1.33	1.24
April 2006	1.42	1.23
May 2006	1.39	1.23
June 2006 (through June 26, 2006)	1.34	1.23

B.	Plan of Distribution

Not applicable.

C.	Markets

The Company’s Common Shares are quoted on Nasdaq Capital Market and on the Tel Aviv Stock Exchange (the “TASE”) under the symbol “SPNS”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association (the “Articles”)

1.	Registration and Purposes. The Company is organized and existing under the laws of the Netherlands Antilles. Its registered number is 53368.

The objects and purposes of the Company, which are itemized in Article II of the Articles, may be summarized as follows:

	—	to establish, participate in or have any other interest in business enterprises concerned with the development and commercial operation of software;

	—	to finance directly or indirectly the activities of the Company, its subsidiaries and affiliates;

	—	to borrow and to lend moneys;

	—	to engage in the purchase and sale of securities, futures, real estate, business debts, commodities and intellectual property;

	—	to undertake and promote research and development;

	—	to guarantee, pledge, mortgage or otherwise encumber assets as security for the obligations of the Company or third parties; and

	—	to do all that may be useful or necessary for the attainment of the above purposes.

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

The Company has never declared or paid any cash dividends on its Common Shares and does not anticipate paying cash dividends in the foreseeable future. It is the present intention of the Company’s Board of Directors to retain all earnings in the Company in order to support the future growth of its business. Any determination in the future to pay dividends will be dependent upon the Company’s consolidated results of operations, financial condition, cash requirements, future prospects and other factors. In addition, the ability of the Company to pay dividends is subject to the limitations of the Corporate Law of the Netherlands Antilles, which provides, among other things, that dividends, while permitted to be paid periodically during a fiscal year, are subject to being proposed by the Board of Directors of the Company and approved thereafter at the General Meeting of Shareholders. The Corporate Law of the Netherlands Antilles also provides that a distribution of dividends can only occur if, at the moment of distribution, the equity of the Company equals at least the nominal capital of the Company and, as a result of the distribution, will not fall below the nominal capital. Nominal capital is the sum of the par values of all of the issued shares in the Company’s capital stock at any moment in time.

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

5.

General Meetings. At least one general meeting of shareholders must be held each year. General meetings must be held in Curaçao. Special general meetings of shareholders may be called at any time by the Chairman of the Board or by the Board of Directors upon no less than 10 nor more than 60 days written notice to the Company’s shareholders. Every shareholder has the right to attend any meeting of shareholders in person or by proxy and to address the meeting. No action may be taken at any meeting of shareholders unless a quorum consisting of holders of at least one-half of the shares outstanding and entitled to vote are present at the meeting in person or by proxy.

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

2.	Agreements with FID and Israel Discount Bank Ltd.

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

In May 2005, we entered into an agreement with the Investors regarding the payment of the remaining $4.0 million due to the Investors, pursuant to the March 2004 agreement between us and the Investors. We agreed to pay $2.0 million on May 2, 2005, $1.0 million by April 1, 2006 and $1.0 million by August 1, 2006. The Investors may, at their sole discretion, convert all or any portion of the $1.0 million payable on August 1, 2006 into our Common Shares, at a conversion price per each share of $3.20. In addition the interest to be paid on the outstanding principal amount was changed to LIBOR plus 2.5%. The first installment of $2.0 million was paid as required at the beginning of May 2005.

In June 2006, we entered into a term sheet with the Investors whereby the Investors will convert the $1.0 million payment that was due on April 1, 2006 into our Common Shares, at a conversion price per share equal to the average closing price for the 10 day period prior to the execution of the agreement being entered into, and the payment of the $1.0 million payment due by August 1, 2006, will be delayed to August 1, 2007. The term sheet is subject to the execution of a binding agreement and subject to the fulfillment of certain conditions.

3.	Agreements with Formula Systems (1985) Ltd.

In June 2005, we entered into a share purchase agreement with our major shareholder, Formula, whereby Formula invested $2.0 million in Sapiens, and we issued 1,041,667 shares to Formula, at a purchase price per share of $1.92, which was the average closing price for the 10 day period prior to the execution of the agreement. The shares issued pursuant to the June 2005 were granted “piggyback” registration rights, similar to those granted to Formula and Yarnfield International Limited (now Magnum Technology Limited) in their 2001 investment.

In June 2006, we entered into a term sheet with Formula pursuant to which Formula will invest $2.0 million in the Company. The potential investment is subject to the execution of a binding agreement and subject to the completion of certain closing conditions. The purchase price per share will be equal to the average closing price for the 10 day period prior to the execution of the agreement being entered into.

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

See “Results of Operations – Taxes on Income” under Item 5 for disclosure regarding the reduction of our deferred tax assets and tax advances balances, in 2005.

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

On April 1, 2005, an amendment to the Investment Law came into effect that has significantly changed the provisions of the Investment Law. The amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export. Additionally, the amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the amended Investment Law provides that terms and benefits included in any certificate of approval granted prior to the April 2004 amendment will remain subject to the provisions of the law as they were on the date of such approval. Therefore, our existing Approved Enterprises will generally not be subject to the provisions of the amendment to the Investment Law. As a result of the amendment, tax-exempt income will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005, we did not generate income under the amended Investment Law.

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

U.S. Federal Income Tax Considerations

Subject to the limitations described herein, this discussion summarizes certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our Common Shares to a U.S. holder. A U.S. holder is a holder of our Common Shares who is:

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding the Common Shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, individual retirement and tax-deferred accounts, certain former citizens or long-term residents of the U.S., tax-exempt organizations, financial institutions, “financial service entities” and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who are, or hold the Common Shares through a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

You are advised to consult your tax advisor with respect to the specific U.S. federal, state, local and foreign income tax consequences to you of purchasing, holding or disposing of our Common Shares.

Taxation of Distributions on Common Shares

Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” a distribution paid by us with respect to the Common Shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution with respect to the Common Shares will equal the amount of cash and the fair market value of any property distributed. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15% through taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the Common Share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such Common Share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the Common Share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our Common Shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

Taxation of the Disposition of Common Shares

Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our Common Shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the Common Shares. The gain or loss recognized on the disposition of the Common Shares will be long-term capital gain or loss if the U.S. holder held the Common Shares for more than one year at the time of the disposition and is eligible for a maximum 15% rate of taxation for individuals through taxable years beginning on or before December 31, 2010. Capital gain from the sale, exchange or other disposition of Common Shares held for one year or less is short-term capital gain and taxed as ordinary income at a maximum rate of 35%. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of Common Shares will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitation.

A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder that uses the accrual method may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of Common Shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Tax Consequences if We are a Passive Foreign Investment Company

We will be a passive foreign investment company, or PFIC, if either (1) 75% or more of our gross income in a taxable year is passive income or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in a taxable year produce, or are held for the production of, passive income; passive income generally includes interests, discounts, royalties and rents. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed.

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

A second regime, the “mark-to-market” regime, may be elected so long as our Common Shares are “marketable: (i.e., regularly traded on certain securities exchanges). Pursuant to this regime, an electing U.S. holder’s Common Shares are marked-to-market each year and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our Common Shares and the U.S. holder’s adjusted tax basis in our Common Shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our Common Shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

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

A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the “excess distribution” regime. Under this regime, “excess distributions” are subject to special tax rules. An excess distribution is either (1) a distribution with respect to shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three taxable years or such U.S. holder’s holding period for our shares, or (2) 100% of the gain from the disposition of our shares (including gain deemed recognized if the Common Shares are used as security for a loan).

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

A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent (who did not make a QEF election), is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death.

Based on analysis of our assets and income, we believe that in we were not a PFIC in 2005 or 2004. However, since the determination of whether we are a PFIC is dependant on a number of factors, including the relative value of our passive assets and non-passive assets, our market capitalization and the amount and the type of our gross income, there can be no assurance with respect to the position of the Internal Revenue Service on our status as a PFIC. In addition, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2006 or in a future year.

U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

Information Reporting and Backup Withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of up to 28% (through 2010) with respect to dividend payments and receipt of the proceeds from the disposition of the Common Shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a U.S. holder provides a correct taxpayer identification number (or certifies that he has applied for a taxpayer identification number), certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

Non-U.S. holders of Common Shares

Except as provided below, a non-U.S. holder of Common Shares (except certain former U.S. citizens and long-term residents of the United States) will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, a Common Share, unless, in the case of U.S. federal income taxes, that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the payment of dividends on Common Shares unless the payment is made through a paying agent, or an office of a paying agent, in the United States. Non-U.S. holders will be subject to information reporting and backup withholding at a rate of up to 28% (through 2010) with respect to the payment within the United States of dividends on the Common Shares unless the holder provides its taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

Non-U.S. holders will be subject to information reporting and backup withholding at a rate of up to 28% (through 2010) on the receipt of the proceeds from the disposition of the Common Shares to, or through, the United States office of a broker, whether domestic or foreign, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the receipt of proceeds from the disposition of the Common Shares by a foreign office of a broker; provided, however, that if the broker is a U.S. person or a “U.S. related person,” information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its records of the non-U.S. holder’s foreign status or the non-U.S. holder certifies to its foreign status under penalties of perjury or otherwise establishes an exemption. For this purpose, a “U.S. related person” is a broker or other intermediary that maintains one or more enumerated U.S. relationships. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a non-U.S. holder, or alternatively, the non-U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are currently subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended that are applicable to foreign private issuers. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the SEC under cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act. Our SEC filings are filed electronically on the EDGAR reporting system and may be obtained through that medium. You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such materials from the Public Reference Section of the SEC at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Exchange Act file number for our Securities and Exchange Commission filings is 000-20181.

You may inspect reports and other information concerning Sapiens at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, MD 20850.

Information about Sapiens is also available on its website at http://www.sapiens.com. Such information on our website is not part of this annual report.

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

Foreign Currency Risk. We conduct our business in various foreign currencies, primarily those of Israel and to a lesser extent of Japan, Europe and Canada. We monitor our foreign currency exposure and, from time to time, may enter into currency forward contracts or put/call currency options to hedge balance sheet exposure. In 2005, we entered into forward exchange contracts to hedge transactions denominated in foreign currencies, in the amount of approximately $1.5 million.

We may use such contracts to hedge exposure to changes in foreign currency exchange rates associated with balance sheet balances denominated in a foreign currency and anticipated costs to be incurred in a foreign currency.

Interest Rate Risk. Our interest expenses are most sensitive to changes in the London Interbank Offered Rate (LIBOR) as our short-term borrowings and cash balances, including the proceeds from the offering of the Debentures, bear a LIBOR-based interest rate.

As of December 31, 2005, we had approximately $12.0 million outstanding on our short-term credit agreements. The potential loss to Sapiens over one year that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates of all applicable financial assets and liabilities on December 31, 2005 would not exceed approximately $120,000.

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

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors determined that Mr. Yacov Elinav meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K. All members of the Audit Committee are independent directors.

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

Fees Paid to Independent Auditors

The following table sets forth, for each of the years indicated, the aggregate fees billed by our independent auditors for types of services indicated:

	Year ended December 31,

	2004	2005

	(in thousands)
Audit Fees (1)	$158	$149
Audit Related Fees (2)	12	13
Tax Fees (3)	106	56
Other Fees (4)	20	34

Total	$296	$253

(1)

Audit Fees consist of fees billed for the annual audit and the quarterly reviews of the Company’s consolidated financial statements and consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent auditors can reasonably provide.

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

Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the approval of audit and non-audit services rendered by our independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. The policy generally requires the Audit Committee’s approval of the scope of the engagement of our independent auditor or on an individual basis. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors. During 2004 and 2005, 100% of the fees for services rendered by the Company’s independent auditors were approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2005, we did not engage in the purchasing of our own Common Shares.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes required by this item are contained on pages F-1 through F-46 hereof.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 – F-4
Consolidated Statements of Operations	F-5
Statements of Changes in Shareholders’ Equity	F-6 – F-8
Consolidated Statements of Cash Flow	F-9 – F-10
Notes to the Consolidated Financial Statements	F-11 – F-46

ITEM 19.	EXHIBITS

1.1	Articles of Association of Sapiens International Corporation N.V., as amended on March 17, 2005 – incorporated by reference to registrant’s Form 20-F, filed on June 29, 2005.

2.(b)1	Trust Deed between Sapiens International Corporation N.V. and Investec Trust Company (Israel) Ltd., dated December 2, 2003 –incorporated by reference to registrant’s Form 20-F, filed on June 10, 2004.

4.(a)1	Amendment to Share Purchase Agreement by and between Sapiens International Corporation and Formula Systems (1985) Ltd. – incorporated by reference to registrant’s Form 20-F, filed on July 3, 2001.

4.(a)2

Agreement among Sapiens International Corporation N.V., F.I.D. Holdings Ltd. and Israel Discount Bank Ltd., dated March 16, 2004 – incorporated by reference to registrant’s Form 20-F, filed on June 10, 2004.

4.(a)3

Agreement among Sapiens International Corporation N.V., F.I.D. Holdings Ltd. and Israel Discount Bank Ltd., dated May 2, 2005 - incorporated by reference to registrant’s Form 20-F, filed on June 29, 2005.

4.(a)4

Share Purchase Agreement between Sapiens International Corporation N.V. and Formula Systems (1985) Ltd., dated June 27, 2005- incorporated by reference to registrant’s Form 20-F, filed on June 29, 2005.

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

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

IN U.S. DOLLARS

■	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	■	Phone: Fax:	972-3-6232525 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Sapiens International Corporation N.V.

          We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. and its subsidiaries (the “Company”) as of December 31, 2004 and 2005 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sapiens International Corporation N.V. and its subsidiaries as of December 31, 2004 and 2005 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
June 29, 2006	A Member of Ernst & Young Global

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2004	2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,942	$6,699
Marketable securities (Note 3)	11,157	5,337
Trade receivables (net of allowance for doubtful accounts of $775 and $662 as of December 31, 2004 and 2005, respectively) (Note 4)	10,028	8,339
Other receivables and prepaid expenses (Note 5)	4,013	1,620

Total current assets	36,140	21,995

PROPERTY AND EQUIPMENT, NET (Note 6)	2,382	1,716

OTHER ASSETS:
Capitalized software development costs, net of accumulated amortization of $29,274 and $31,075 as of December 31, 2004 and 2005, respectively (Note 7a)	12,394	12,219
Goodwill	8,621	8,621
Deferred income taxes (Note 13d)	3,768	3,573
Other, net (Note 7b)	5,429	3,742

Total other assets	30,212	28,155

Total assets	$68,734	$51,866

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,

	2004	2005

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 9a)	$9,195	$11,950
Current maturities of long-term liabilities and convertible debt (Note 9 and 10)	9,678	7,162
Trade payables	2,718	1,910
Deferred revenues	3,224	4,867
Other liabilities and accrued expenses (Note 8)	8,558	6,742

Total current liabilities	33,373	32,631

LONG-TERM LIABILITIES:
Convertible debt and warrants (Note 9b)	18,246	14,019
Other long-term liabilities (Note 10)	5,035	1,584

	23,281	15,603

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS’ EQUITY (Note 14):
Share capital:
Preferred shares: Authorized - 1,000,000 of €0.01 par value at December 31, 2004 and 2005, respectively; Issued and outstanding - None at December 31, 2004 and 2005	-	-
Common shares: Authorized - 30,000,000 of €0.01 par value at December 31, 2004 and 2005, Issued - 11,790,729 and 12,851,896 at December 31, 2004 and 2005, respectively; Outstanding: 11,748,935 and 12,810,102 at December 31, 2004 and 2005, respectively	142	155
Additional paid-in capital	108,493	110,490
Treasury shares	(2,423)	(2,423)
Note receivable from a related party shareholder	(975)	(975)
Accumulated other comprehensive loss	(2,542)	(3,901)
Accumulated deficit	(90,615)	(99,714)

Total shareholders’ equity	12,080	3,632

Total liabilities and shareholders’ equity	$68,734	$51,866

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,

	2003	2004	2005

Revenues:
Products	$32,580	$26,781	$13,295
Consulting and other services	19,738	21,023	26,109

Total revenues	52,318	47,804	39,404

Cost of revenues:
Products	17,489	16,578	11,306
Consulting and other services	11,118	10,186	13,540
Impairment of capitalized software development costs (Note 2i)	-	901	-

Total cost of revenues	28,607	27,665	24,846

Gross profit	23,711	20,139	14,558

Operating expenses:
Research and development, net (Note 16a)	3,656	2,531	2,723
Selling, marketing, general and administrative	21,539	19,260	16,245
Restructuring costs (Note 1b)	-	-	1,113

Total operating expenses	25,195	21,791	20,081

Operating loss	1,484	1,652	5,523
Financial expenses, net (Note 16b)	958	2,410	1,788
Other expenses (income), net	(244)	552	(12)

Loss before taxes on income	2,198	4,614	7,299
Taxes on income (benefit) (Note 13)	(19)	217	1,798

	2,179	4,831	9,097
Minority interest in earnings of a subsidiary	8	11	2

Net loss	2,187	4,842	9,099

Settlement of redeemable shares in a subsidiary (Note 1c)	-	299	-

Net loss to shareholders of common shares	$2,187	$5,141	$9,099

Basic and diluted net loss per share (Note 2s)	$0.20	$0.46	$0.76

Weighted-average number of shares used in computing basic and diluted net loss per share	10,693	11,273	11,982

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Common shares		Additional paid-in capital	Deferred stock compensation	Treasury shares	Note receivable from a shareholder	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity

	shares	amount

Balance as of January 1, 2003	10,987,115	$23,773	$82,648	$(21)	$(2,423)	$(975)	$(3,820)	$(83,287)	$15,895
Total comprehensive loss:
Net loss	-	-	-	-	-	-	-	(2,187)	(2,187)

Other comprehensive income:
Unrealized gains on available-for-sale marketable securities, net	-	-	-	-	-	-	6	-	6
Foreign currency translation adjustments	-	-	-	-	-	-	707	-	707

Other comprehensive income									713

Total Comprehensive loss									(1,474)

Employee stock options exercised	6,820	15	12	-	-	-	-	-	27
Amortization expense on re-priced options	-	-	-	21	-	-	-	-	21
Issuance expenses related to the conversion of Series F Preferred shares and exercise of warrants	-	-	(44)	-	-	-	-	-	(44)
Payment in respect of acquisition adjustment of Syspart	-	-	(496)	-	-	-	-	-	(496)

Balance as of December 31, 2003	10,993,935	23,788	82,120	-	(2,423)	(975)	(3,107)	(85,474)	13,929

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Common shares		Additional paid-in capital	Treasury shares	Note receivable from a shareholder	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity

	shares	amount

Balance as of January 1, 2004	10,993,935	23,788	82,120	(2,423)	(975)	(3,107)	(85,474)	13,929

Total comprehensive loss:
Net loss	-	-	-	-	-	-	(4,842)	(4,842)

Other comprehensive income:
Unrealized losses on available-for-sale marketable securities, net	-	-	-	-	-	(99)	-	(99)
Foreign currency translation adjustments	-	-	-	-	-	664	-	664

Other comprehensive income								565

Total Comprehensive loss								(4,277)

Deemed dividend in conjunction with a settlement of redeemable shares in a subsidiary	-	-	-	-	-	-	(299)	(299)
Employee stock options exercised	5,000	15	5	-	-	-	-	20
Shares issued in conjunction with a settlement of redeemable shares in a subsidiary	750,000	2,093	614	-	-	-	-	2,707
Change in Common shares par value	-	(25,754)	25,754	-	-	-	-	-

Balance as of December 31, 2004	11,748,935	142	108,493	(2,423)	(975)	(2,542)	(90,615)	12,080

Accumulated unrealized losses from available- for-sale marketable securities						$(75)
Accumulated foreign currency translation adjustments						(2,467)

Accumulated other comprehensive loss						$(2,542)

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Common shares			Additional paid-in capital		Treasury shares	Note receivable from a shareholder	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity

	shares	amount

Balance as of January 1, 2005	11,748,935		142		108,493	(2,423)	(975)	(2,542)	(90,615)	12,080

Total comprehensive loss:
Net loss	-		-		-	-	-	-	(9,099)	(9,099)

Other comprehensive income:
Unrealized gains on available-for-sale marketable securities, net	-		-		-	-	-	117	-	117
Foreign currency translation adjustments	-		-		-	-	-	(1,476)	-	(1,476)

Other comprehensive income										(1,359)

Total Comprehensive loss										(10,458)

Stock-based compensation related to warrants issued to consultants	-		-		10	-	-	-	-	10
Employee stock options exercised	19,500	*)	-	*)	-	-	-	-	-	-
Shares issued to Formula Systems (1985) Ltd	1,041,667		13		1,987	-	-	-	-	2,000

Balance as of December 31, 2005	12,810,102		$155		$110,490	$(2,423)	$(975)	$(3,901)	$(99,714)	$3,632

Accumulated unrealized gains from available- for-sale marketable securities								$42
Accumulated foreign currency translation adjustments								(3,943)

Accumulated other comprehensive loss								$(3,901)

*) less than $1 thousands

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2003	2004	2005

Cash flows from operating activities:
Net loss	$(2,187)	$(4,842)	$(9,099)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,866	4,250	5,226
Revaluation of Warrants (Series 1)	-	(266)	(79)
Amortization of convertible debt issuance expenses	15	247	42
Amortization of convertible debt discount	-	348	338
Impairment of capitalized software development costs	-	901	-
Loss (gain) on disposal of property and equipment	(15)	64	(1)
Amortization expense on re-priced options	21	-	-
Stock-based compensation related to warrants issued to consultants	-	-	10
Decrease (increase) in trade receivables	2,415	(412)	885
Decrease in other receivables and prepaid expenses	552	1,427	2,420
Decrease in deferred income taxes, net	110	-	814
Decrease in trade payables	(185)	(20)	(583)
Increase (decrease) in deferred revenues	(829)	(257)	1,965
Decrease in other liabilities and accrued expenses	(3,826)	(4,568)	(1,710)
Accrued interest on redeemable shares in a subsidiary	320	64	-
Loss on marketable securities and bonds	77	67	71
Gain on payment of convertible subordinated notes	(61)	-	-
Minority interests in earnings of a subsidiary	8	11	2

Net cash provided by (used in) operating activities	$281	$(2,986)	$301

Cash flows from investing activities:
Purchase of property and equipment	$(750)	$(442)	$(366)
Increase in capitalized software development costs	(4,539)	(4,750)	(4,323)
Purchase of marketable securities and short-term deposits	(3,000)	(13,622)	(4,683)
Proceeds from sales of marketable securities and short-term deposits	3,541	3,353	10,318
Proceeds from sale of property and equipment	39	5	14
Payment for acquisition of Syspart	(496)	-	-
Other investment	-	(75)	(17)

Net cash provided by (used in) investing activities	$(5,205)	$(15,531)	$943

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2003	2004	2005

Cash flows from financing activities:
Increase (decrease) in short-term bank credit, net	$2,501	$(241)	$2,822
Conversion of Series “F” Preferred shares and exercise of warrants (issuance expenses)	(44)	-	-
Proceeds from employee stock options exercised	27	20	-
Proceeds from issuance of convertible debt, net	16,193	-	-
Proceeds from issuance of common shares	-	-	2,000
Proceeds from issuance of Options (Series A), net	17	-	-
Proceeds from issuance of Warrants (Series 1), net	462	-	-
Proceed from Options (Series A) exercise	-	1,492	-
Payment of convertible subordinated notes	(4,144)	-	-
Principal payments of long-term loans	(279)	(4,742)	(9,678)
Proceeds from long-term bank loans	1,000	567	-
Convertible debt issuance expenses	(1,496)	(32)	-

Net cash provided by (used in) financing activities	14,237	(2,936)	(4,856)

Effect of exchange rate changes on cash and cash equivalents	461	620	(631)

Increase (decrease) in cash and cash equivalents	9,774	(20,833)	(4,243)
Cash and cash equivalents at the beginning of year	22,001	31,775	10,942

Cash and cash equivalents at the end of year	$31,775	$10,942	$6,699

Supplemental cash flow activities:
Cash paid during the year for:
Interest	$704	$2,917	$2,281

Income taxes	$214	$176	$144

Non-cash investing and financing activities:

Purchase of technology usage rights (Note 10)	$-	$1,695	$-

Settlement of redeemable shares in a subsidiary (Note 1c)	$-	$11,569	$-

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 1:	GENERAL

a.	General:

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

Revenues from a major customer accounted for 19% and 16% of total revenue in the years ended December 31, 2003 and 2004, respectively. In the year ended December 31, 2005 revenues from two major customers accounted for 22% of total revenue, 11% for each.

The Company obtained a new line of credit and signed a term sheet with its major shareholder for an investment of $2.0 million (see Note 17c).

b.	Restructuring costs:

In 2005, the Company recorded restructuring charges of approximately $1.1 million, all of which was paid in 2005. The restructuring costs consisted of employee termination benefits associated with the involuntary termination of approximately 40 employees, accounted for in accordance with statement of financial accounting standard No. 146, “Accounting with Exit Disposal Activities”.

See Note 17a, Subsequent Events, for an additional restructuring plan approved by the board of directors on February 20, 2006.

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

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 1:	GENERAL (Cont.)

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

The investors were granted a right to demand the registration of the Common shares issued such right to be effective no earlier than March 31, 2005. As of the date of these financial statements, the investors did not exercise their demand right to register the Common shares issued.

The Common shares issued were valued at approximately $2.7 million, based on the Company’s stock market price on the date of issuance (March 26, 2004).

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 1:	GENERAL (Cont.)

2.

Loan payable: the Company agreed to pay an amount of $8.6 million to the investors, bearing annual interest of 7.5% compounded annually on the outstanding principal from January 1, 2004, to be paid semi-annually, with principal payments of $4.6 million by no later than May 1, 2004, and $4.0 million by no later than May 1, 2005. The May 1, 2004 payment was made by the Company during May 2004. See below for change in terms of payments of the remaining balance.

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

The warrants were valued at $560,000 using the Black-Scholes option pricing model with the following assumptions: exercise price $4.00, fair value of the underlying shares of $3.65, interest rate 2.5%, dividend yield 0%, and volatility of 60%.

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

On May 29, 2005, the Company entered into an agreement with the investors regarding the payment of the remaining $4.0 million originally due on May 1, 2005. It was agreed that the Company would pay $2.0 million on May 1, 2005, $1.0 million on April 1, 2006 and $1.0 million on August 1, 2006.  The investors may, at their sole discretion, convert all or any portion of the $1.0 million payable on August 1, 2006 into the Company’s Common shares, at a conversion price per each share of $3.20. In addition, the interest due on the remaining amount was changed to Libor + 2.5%(6.5% as of December 31, 2005). The first installment of $2.0 million was paid as required at the beginning of May 2005. See note 17c, Subsequent Events, for a term sheet signed with the investors in June 2006, regarding 2006 payments.

The modification of the loan terms was accounted for as debt extinguishment due to the addition of a conversion option to the debt instrument which was considered substantial. The difference between the fair value of the amended loan and the book value of old loan was immaterial.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

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

The financial statements of foreign subsidiaries, whose functional currency is not the dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as accumulated other comprehensive income (loss), in shareholders’ equity.

Foreign currency translation differences included in financial expenses (income), net, amounted to approximately $(238,000), $(159,000) and $(139,000) for the years ended December 31, 2003, 2004 and 2005, respectively.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Cash equivalents:

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

Property and equipment are stated at cost, net of accumulated depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Equipment and furniture	4 - 15 years
Computer equipment and software	3 years
Motor vehicles	3 - 7 years
Leasehold improvements	Over the shorter of the term of the lease or the estimated useful life of the asset

h.	Impairment of long-lived assets:

The Company’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2003, 2004 and 2005, no impairment losses have been identified.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Capitalized software development costs:

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

As for finance expenses capitalization, see note 16b.

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

As of December 31, 2004, the unamortized capitalized costs exceeded the net realizable value of this intangible asset by the amount of $901,000 and therefore the Company included an impairment of capitalized software development costs in the amount of $901,000 which is presented in cost of revenue.

As of December 31, 2005, based on its most recent analyses, management believes that no additional impairment of capitalized software development costs exists.

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

Through 2005, no impairment losses were identified.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Intangible assets:

Intangible assets are stated at cost less accumulated amortization. Amortization is computed using the straight-line method as follows:

Prepaid royalties	15 years
Distribution rights	7 years
Technology, usage rights and other intangible assets	4-8 years

During 2003, 2004 and 2005, no impairment losses have been identified.

l.	Revenue recognition:

Product revenues include software license sales and implementation and customization services (which include the sale of software technology and services).

The Company recognizes revenue from software license sales in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” and SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.”  Under SOP 97-2, revenues from software product licenses are recognized upon delivery of the software provided there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is probable and no further obligations exist.  Revenues under multiple-element arrangements, which may include software licenses, support and maintenance, and training and consulting services, are allocated to each element based on their respective fair values based on vendor-specific objective evidence.  This objective evidence represents the price of products and services when sold separately.  When vendor-specific objective evidence of fair value exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method for recognition of revenues, when all other revenue recognition criteria are met.  Under the residual method, the Company defers revenues related to the undelivered elements based on their vendor-specific objective evidence of fair value and recognizes the remaining arrangement fee for the delivered elements.  When vendor-specific objective evidence of fair value for undelivered elements does not exist, revenues from the entire arrangement are recognized over the term of the agreement.

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

Amounts collected prior to satisfying the above revenue recognition criteria are reflected as deferred revenue.  Deferred revenue represents deferred maintenance revenue, and to a lesser extent, deferred software license revenues.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology, and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2005, no significant estimated losses were identified. Under time-and-materials contracts, the Company is reimbursed for labor hours at negotiated hourly billing rates.

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

Consulting and other services revenues also include training and post-contract maintenance services. Revenues from consulting and training services are recognized ratably over the contractual period or as services are performed.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred revenues include amounts received from customers for which revenues have not yet been recognized.

m.	Advertising expenses:

Advertising expenses are charged to the statement of operations as incurred.

n.	Government grants:

Royalty-bearing grants from the Government of Israel for the funding of research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred, and are recorded as a reduction of research and development costs, or as a reduction of capitalized software development costs.

o.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if it is more likely than some potion on all of the deferred tax asset will not be realized.

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

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s marketable securities include investments in debentures of U.S. corporations, non U.S. corporations and foreign government debentures. Management believes that these corporations are financially sound, and accordingly, minimal credit risk exists with respect to these marketable securities.

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

The fair value of the convertible debentures with a carrying value in the amount of $18,366,000 as of December 31, 2005 according to the quoted price in the TASE is $14,546,000. The fair value of the traded warrants does not significantly differ from their carrying amount.

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

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In 2003, 2004 and 2005, the Company entered into forward currency agreements in the amounts of $2.5 million, $1.5 million and $1.5 million, respectively, that effectively convert a portion of its floating currency liabilities to a fixed rate basis for a 3 month period, thus reducing the impact of the currency changes on the Company’s cash flow. The agreements were settled in 2004, 2005 and 2006, respectively, resulting in a total gain of $52,000, $67,000 and $19,500, respectively, presented in the statements of operations as financial income.

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

In 2003, 2004 and 2005, all outstanding stock options, convertible subordinate notes, convertible debt and warrants have been excluded from the calculation of the diluted net loss per Common share because all such securities were anti-dilutive for the period presented. The total weighted average number of shares related to the outstanding stock options, convertible subordinate notes, convertible debt and warrants excluded from the calculations of diluted net loss per share was 1,175,862, 103,409 and 69,207 for the years ended December 31, 2003, 2004 and 2005, respectively.

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

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On December 28, 2005, the Company’s Compensation Committee of the board of directors approved accelerating the vesting of all unvested stock options held by current employees, including executive officers and directors. All of the options were considered out-of-the-money since the stated option exercise price was greater than the closing price of the company common stock on the day the Compensation Committee approved the acceleration ($1.50). Unvested options to purchase approximately 1.7 million shares became exercisable as a result of the vesting acceleration. The accelerated vesting was effective as of December 28, 2005.

The Company’s decision to accelerate the vesting of those options was based primarily upon the issuance of SFAS No. 123R (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”, which will require the Company to treat all unvested stock options as compensation expense effective January 1, 2006. The Company believes that the acceleration of vesting of those options will enable the Company to avoid recognizing stock-based compensation expense associated with these options in future periods. Additional purpose of the acceleration was to make the options more attractive to the recipients.

The vesting acceleration did not result in the recognition of additional compensation expense in the year ended December 31, 2005. The pro-forma results presented in the table below include approximately $1.9 million of compensation expense for the year ended December 31, 2005 resulting from the vesting acceleration.

Pro forma information regarding the Company’s net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for options granted in 2003, 2004 and 2005 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2003	2004	2005

Dividend yield	0%	0%	0%
Expected volatility	83%	65%	83%
Risk-free interest	2%	3.74%	4.41%
Expected life of up to	3.5 years	2.5 years	6.9 years

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information under SFAS No. 123 is as follows:

	Year ended December 31,

	2003	2004	2005

	U.S. dollars in thousands

Net loss to shareholders of common shares - as reported	$2,187	$5,141	$9,099
Less - stock-based employee compensation - intrinsic value	(21)	-	-
Add - stock-based employee compensation -fair value	1,207	637	2,587

Pro forma net loss	$3,373	$5,778	$11,686

Basic and diluted net loss per share - as reported	$0.20	$0.46	$0.76

Pro forma basic and diluted net loss per share	$0.31	$0.51	$0.98

The Company applies SFAS No. 123 and EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurements date as defined in EITF No. 96-18.

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

Severance expenses for the years 2003, 2004 and 2005 amounted to approximately $939,000, $893,000 and $547,000, respectively.

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

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Expense for contributions made to these plans was $853,000, $570,000 and $518,000 for 2003, 2004 and 2005, respectively.

v.	Recently issued accounting pronouncement:

On December 16, 2004, the FASB issued SFAS No. 123(R), which requires companies to recognize in the statements of income, all share-based payments to employees, including grants of employee stock options, based on their fair values. Accounting for share-based compensation transactions using the intrinsic method supplemented by pro forma disclosures will no longer be permissible. The new statement will be effective for public entities as of the beginning of the first interim or annual reporting period of the first fiscal year beginning after June 15, 2005. The Company will adopt the new statement on January 1, 2006.

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

1. A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share base payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

2. A “modified retrospective” method which includes the requirements of the modified prospective method, described above, which also permits entities to restate, based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures, either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company plans to adopt SFAS No. 123(R) using the “modified prospective” method. For periods prior to adoption, the financial statements are unchanged

The Company believes that the adoption of this new statement will have an impact on its results of operations and net loss per share as the Company will be required to expense the fair value of all share-based payments. However, the Company’s assessment of the estimated compensation charges is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables and the related tax impact. These variables include, but are not limited to, the volatility of the Company’s stock price and employee stock option exercise behaviors.

In March 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 provides the SEC staff position regarding the application of SFAS No. 123(R). SAB 107 contains interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations, as well as provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 also highlights the importance of disclosures made related to the accounting for share-based payment transactions. The Company expects that the adoption of SAB 107 will have an impact on its results of operations and net earnings per share as the Company will be required to expense the fair value of all share-based payments.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In May 2005, the FASB issued FASB Statement No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces APB Opinion No. 20, “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements.” Among other changes, SFAS 154 requires that a voluntary change in accounting principles or a change required by a new accounting pronouncement that does not include specific transition provisions be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was affected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after June 15, 2005.

Accordingly, the Company is required to adopt the provisions of SFAS 154 in the first quarter of fiscal 2006, beginning on January 1, 2006. The Company is currently evaluating the effect that the adoption of SFAS 154 will have on its consolidated results of operations and financial condition but the Company does not expect SFAS 154 to have a material impact.

The adoption of the following recent accounting pronouncements did not have a material impact on the Company’s results of operations and financial condition:

—	SFAS No. 153, “Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29;” and

—	FASB Interpretations No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143.”

In November 2005, the FASB issued FASB Staff Position (“FSP”) Financial Accounting Standard (“FAS”) 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005 and is required to be adopted by the Company in the second quarter of fiscal 2006. The Company does not expect the adoption of FSP 115-1 to have a significant effect on its consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2006, the FASB issued FASB Statement No. 155, which is an amendment of FASB Statements No. 133 and 140. This Statement; a) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strip and principal-only strip are not subject to the requirements of Statement 133, c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, e) amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for financial statements for fiscal years beginning after September 15, 2006. Earlier adoption of this Statement is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued any financial statements for that fiscal year. The Company does not expect that the adoption of the Statement will have a significant impact on its consolidated financial statements.

In March 2006, the FASB issued FASB Statement No. 156, which amends FASB Statement No. 140. This Statement establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. This Statement amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because this Statement permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. This Statement is effective for financial statements for fiscal years beginning after September 15, 2006. Earlier adoption of this Statement is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued any financial statements for that fiscal year. The Company does not expect that the adoption of the Statement will have a significant impact on its consolidated financial statements.

w.	Reclassifications

Certain amounts from prior years have been reclassified to conform to current period presentation.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 3:	MARKETABLE SECURITIES

The Company invests in marketable securities, which are classified as available-for-sale and are carried at fair value. The following is a summary of marketable debt securities:

	December 31,

	2004				2005

	Amortized cost	Unrealized gains	Unrealized losses	Market value	Amortized cost	Unrealized gains	Unrealized losses	Market value

	U.S. dollars in thousands

Available-for-sale:

Government debentures	$1,309	$8	$-	$1,317	$70	$10	$-	$80
Commercial debentures	9,923	103	(186)	9,840	5,225	72	(40)	5,257

Total available-for-sale marketable securities	$11,232	$111	$(186)	$11,157	$5,295	$82	$(40)	$5,337

During 2005, the Company recorded proceeds from sales of marketable securities in the amount of $10,318,000 and realized losses of $71,000 in connection with these sales in financial expenses, net.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 3:	MARKETABLE SECURITIES (Cont.)

The amortized cost and estimated fair value of available-for-sale investments as of December 31, 2004 and 2005 by contractual maturity are as follows:

	December 31,

	2004		2005

	Amortized cost	Market value	Amortized cost	Market value

	U.S. dollars in thousands

Available-for-sale:
Matures in one to five years	$6,975	$6,868	$5,295	$5,337
Matures in five to ten years	1,003	1,008	-	-
Matures in more than ten years	3,254	3,281	-	-

	$11,232	$11,157	$5,295	$5,337

NOTE 4:	TRADE RECEIVABLES

The Company’s trade receivables are composed of accounts receivable in the amounts of $6.4 million and $4.4 million as of December 31, 2004 and 2005, and unbilled receivables in the amounts of $3.6 million and $3.9 million as of December 31, 2004 and 2005, respectively.

Bad debt expenses totaled $205,000, $231,000 and $213,000 for the years ended December 31, 2003, 2004 and 2005, respectively.

NOTE 5:	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,

	2004	2005

	U.S. dollars in thousands

Sales and other taxes receivable	$1,363	$445
Prepaid expenses	921	734
Deferred income taxes	860	241
Government grants	258	65
Employees receivables	307	21
Other	304	114

	$4,013	$1,620

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 6:	PROPERTY AND EQUIPMENT, NET

	Cost		Accumulated depreciation

	December 31,

	2004	2005	2004	2005

	U.S. dollars in thousands

Equipment and furniture	$2,364	$2,176	$1,791	$1,734
Computer equipment and software	12,022	10,777	11,072	10,080
Motor vehicles	205	117	169	110
Leasehold improvements	2,296	2,072	1,473	1,502

	$16,887	$15,142	$14,505	$13,426

Depreciation expense totaled $1,282,000, $1,011,000 and $876,000 for the years 2003, 2004 and 2005, respectively.

As for pledges see Note 12.

NOTE 7:	OTHER ASSETS

a.

Amortization expenses for capitalized software development costs for 2003, 2004 and 2005, were $2.3 million, $3.0 million and $3.8 million, respectively. Amortization expenses are included in cost of revenues.

See Note 2i for impairment of capitalized software development costs in 2004.

In 2005, $113,000 of interest expenses were capitalized to software development costs.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 7:	OTHER ASSETS (Cont.)

	b.	Other assets, net, are comprised of the following:

	Cost		Accumulated amortization		Other assets, net

	December 31,

	2004	2005	2004	2005	2004	2005

	U.S. dollars in thousands

Prepaid royalties	$2,074	$2,074	$1,627	$1,759	$447	$315
Technologies and usage rights (1)	2,041	1,745	396	796	1,645	949
Intangible assets and other	158	156	148	156	10	-
Deferred debt issuance costs (2)	1,528	1,528	262	304	1,266	1,224

	$5,801	$5,503	$2,433	$3,015	3,368	2,488

In addition, other assets include:

Severance pay fund					1,011	1,015
Long-term tax advances (see Note 13)					774	-
Long-term deposits					162	146
Other					114	93

					2,061	1,254

					$5,429	$3,742

1)

In September 2004, the Company purchased the technologies underlying the INSIGHT™ for Closed Books solution, for a minimum amount of approximately $1.6 million to be paid in 4 annual installments, beginning December 31, 2005. Under certain conditions set forth in the agreement, the consideration may increase in the future, based on the number of policies administered by such solution.

The December 31, 2005 payment in the amount of $340,000 was not made as of the Company’s financial statements closing date.

The technologies are amortized over a 4 year period, which is the estimated useful life of the technologies.

2)	Related to the issuance of Debentures, Options (Series A) and Warrants (Series 1) (see Note 9b).

Amortization of other assets charged to expenses was $303,000, $148,000 and $623,000 for 2003, 2004 and 2005, respectively.

As for impairments of long-lived assets, see Note 2h.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 7:	OTHER ASSETS (Cont.)

	c.	Estimated amortization expense of prepaid royalties, technologies and usage rights, distribution rights and other intangible assets for the years ending:

December 31,	U.S. dollars in thousands

2006	813
2007	808
2008	677
2009	190

$2,488

NOTE 8:	OTHER LIABILITIES AND ACCRUED EXPENSES

	December 31,

	2004	2005

	U.S. dollars in thousands

Employee and related payroll accruals	$3,310	$2,680
Sales and other taxes payable	1,611	753
Accrued royalties to the OCS (Note 11a)	1,477	1,014
Accrued expenses and other liabilities	2,160	2,295

	$8,558	$6,742

NOTE 9:	DEBT

a.	Short-term bank credit:

As of December 31, 2005, the Company and its subsidiaries have a revolving credit line facility for borrowings of up to a total of $18.5 million, available until June 30, 2006. Due to certain financial ratio requirements, the credit line effectively available to the Company is up to a total of $ 6.0 million. Under the terms of these credit line agreements, the Company and several of its subsidiaries recorded floating charges in favor of the banks over all the assets of Sapiens Technologies (1982) Ltd. and Sapiens Israel Software Systems Ltd. The Company also issued cross guaranties in support of the credit line facilities. Additionally, the Company is required to maintain certain financial ratios and results. In the fourth quarter of 2005, the Company did not fulfill the covenant contained in its loan agreements pertaining to maintenance of cumulative, quarterly earnings at certain levels. See Note 17b, Subsequent Events, for the increase of the effective credit line, and the extension of the term of the credit line.

		Weighted average interest

		December 31,		December 31,

		2004	2005	2004	2005

	Linkage	%		U.S. dollars in thousands

Credit lines	NIS *)	6.5	5.9	$1,045	$1,830

Short-term loans	U.S. dollar	4.5	5.6	8,150	10,120

				$9,195	$11,950

*) New Israeli Shekel, including immaterial amounts linked to other currencies.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 9:	DEBT (Cont.)

b.	Convertible Debentures, Warrants and Options:

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

The Debentures (Series A) are linked to the U.S. dollar and bear annual interest at the rate of 6.0%, payable on the 5th of June and the 5th of December each year commencing on June 5, 2004 and ending on December 5, 2009. Principal is payable in four installments on the 5th of December of the years 2006-2009. During the period beginning 45 days after the registration of the Debentures (Series A) for trading on TASE and ending November 21, 2009, the Debentures (Series A) are convertible into Common shares at a conversion rate of one Common share per each NIS 27 (approximately $6.14) amount of the Debentures, linked to the NIS/dollar exchange rate. The conversion rate is subject to standard anti-dilution provisions, which have no accounting implications (stock dividend, stock split, reverse split). The Debentures (Series A) are unsecured.

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

As of December 31, 2005, 600,000 Warrants (Series 1) are outstanding.

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

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 9:	DEBT (Cont.)

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

Pursuant to an evaluation of the terms of the agreement under the provisions of EITF 00-19, the Company has classified all the above derivative financial instruments issued in connection with issuance of the Convertible Debentures, Warrants and Options as liabilities.

As of December 31, 2004 and 2005, the long-term outstanding balance of the convertible debt and Warrants are as follows:

	December 31,

	2004	2005

	U.S. dollars in thousands

Debentures:
Par value	$22,295	$22,295
Deemed discount, net *)	(1,456)	(1,065)

	20,839	21,230
Less – debentures purchased by one of the Company’s subsidiaries	(2,789)	(2,864)

Warrants (Series 1)	196	117
Less – current maturities of debentures	-	(4,464)

	$18,246	$14,019

*)

The deemed discount is amortized over a period of 72 months, the term of the debentures (Series A), using the effective interest method. Amortization of the deemed discount charged to expenses was $348,000 and $338,000 for 2004 and 2005, respectively.

The share issuance expenses, which are classified to other assets (Note 7b), are amortized over the term of the debentures (Series A), using the effective interest rate method.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 10:	OTHER LONG-TERM LIABILITIES

		Rate of interest		December 31,

	Linkage		Maturity	2004	2005

		%		U.S. dollars in thousands

Loan payable eZoneXchange *)	U.S. Dollar	Libor+2.5	Through August 2006	$4,000	$2,000

Long-term loans	U.S. Dollar	4.5-4.7	Through March 2005	7,567	-

Capital lease obligations (Note 10b)	Euro	5	June 2005	46	-

Other long-term liability **)	GBP	-	Through December 2008	1,736	1,366

Other long-term debt	Japanese Yen	2.1-2.8	February 2006	69	8

				13,418	3,374
Less - current maturities of long-term liabilities				(9,678)	(2,698)

				3,740	676
Accrued severance pay				902	768
Warrants issued as part of a settlement of redeemable shares in a subsidiary (Note 1c)				320	75
Minority interest				73	65

				$5,035	$1,584

*)	See Note 1c.
**)	See Note 7(b)(1).

Long-term debt maturities after December 31, 2005, are as follows:

2006	2,698
2007	431
2008 and after	245

$3,374

Interest expense was $1.2 million, $1.0 million and $0.8 million for 2003, 2004 and 2005, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 11:	COMMITMENTS AND CONTINGENT LIABILITIES

a.

Sapiens Technologies Ltd. (“Technologies”), a subsidiary incorporated in Israel, partially finances its research and development expenditures under programs sponsored by the OCS for the support of certain research and development activities conducted in Israel.

In exchange for participation in the programs by the OCS, the Company agreed to pay 3%-3.5% of total net consolidated license and maintenance revenue and 0.35% of the net consolidated consulting services revenue related to the software developed within the framework of these programs. The royalties will be paid up to a maximum amount equaling 100%-150% of the grants provided by the OCS, linked to the dollar, and for grants received after January 1, 1999, bear annual interest at a rate based on LIBOR. Repayment of such grants is not required in the event that there are no sales of products developed within the framework of such funded programs.

Royalties paid or accrued amounted to $1.2 million, $1.6 million and $1.1 million in 2003, 2004 and 2005, respectively, and are included in cost of revenues.

As of December 31, 2005, the Company had a contingent liability to pay royalties of approximately $7.0 million.

b.

The Company and its subsidiaries lease various office equipment, office space, and motor vehicles through operating leases. Future minimum lease payments for the next five years and thereafter are as follows:

Operating leases

2006	$2,457
2007	2,246
2008	1,925
2009	1,414
2010 and thereafter	997

Total future minimum lease payments	$9,039

Amortization of assets recorded under capital leases is included in depreciation expenses.

Rent expense for the years 2003, 2004 and 2005 was $2.5 million, $2.4 million and $2.2 million, respectively.

c.	The Company is party to various legal proceeding and claims that arise in the ordinary course of business in the total aggregate amount of approximately $690,000.

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

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 11:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The Company is in a dispute with a current employee regarding whether a bonus is due to such employee. The employee has threatened to sue the Company for $150,000. The Company believes that such threatened claim lacks merit and the Company, based on the advice of its legal counsel, believes that is will prevail, in the event that such employee files a claim in court.

	d.	As for tax assessments, see Note 13c.

	e.	See Note 7(b)(1) for a contingent liability related to a purchased technology.

NOTE 12:	SECURITY INTERESTS AND PLEDGES

The Company and several of its subsidiaries granted floating charges to certain financial institutions and issued cross guarantees in support of the credit facilities described in Note 9a above.

The Company’s leased assets are pledged to the finance companies that provided the lease financing and the banks providing credit lines. The pledges are for various terms depending on the asset leased.

The Company has provided bank guarantees in the amount of approximately $485,000 as security for the rent to be paid for its leased offices in Israel. The lease is valid for approximately six years ending 2010. If the Company were to breach certain terms of its lease, the lessor could demand that the banks providing the guarantees pay amounts claimed to be due.

The Company has provided bank guarantees in the amount of approximately $2.5 million as security for the performance of various contracts with customers. If the Company were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

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

At December 31, 2005, the Company’s subsidiary in the U.S. had net operating loss carryforwards for U.S. federal income tax purposes of approximately $6.3 million, and tax credits of approximately $200,000 which are available to offset future federal taxable income and expire in 2009 to 2023.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 13:	TAXES ON INCOME (Cont.)

In addition, the Company had net operating losses carryforwards relating to non-U.S. subsidiaries totaling approximately $53 million, which is available to offset future taxable income. Generally, a majority of such amounts have no expiration date. However, in some cases, amounts expire in 2006 to 2010.

	b.	Israeli income tax:

Sapiens Technologies (1982) Ltd. (“Technologies”), an Israeli subsidiary of the Company, has been granted “Approved Enterprise” status for six investment programs approved in 1984, 1991, 1993, 1995, 1998 and 2000, by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 (“the Law”).

Undistributed Israeli income derived from the “Approved Enterprise” programs entitle Technologies to a tax exemption for a period of two to four years and to a reduced tax rate of 10% - 25% for an additional period of three to eight years (depending on the level of foreign-investment in Technologies). These tax benefits are subject to a limitation of the earlier of twelve years from commencement of operations, or fourteen years from receipt of the approval. This limitation does not apply for the years of tax exemption. Technologies completed the implementation of the 1984, 1991, 1993, 1995, 1998 and 2000 investment programs. As of December 31, 2005, the Investment Center has granted final approval for the implementation of the 1995 and 1998 plans. Technologies has used all the tax benefits under the 1984 and 1991 plans and is entitled for additional benefits, under the 1993 plan (the benefits period commenced in 1998 and will expire in December 2006) and under the 1995 plan (the benefits period commenced in 1998 and will expire in December 2008). The benefits have not yet commenced for the 1998 and the 2000 plans.

The law also grants entitlement to claim accelerated depreciation on machinery and equipment used by the “Approved Enterprise”, during the first five years, which the Company claims.

Income from sources other than the “Approved Enterprise” during the benefit period is subject to tax at the regular corporate tax rate of 34% in 2005, 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009, and 25% in 2010 and thereafter.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Capital Investments Law, regulations published thereunder and the Instruments of approval for the specific investments in “approved enterprises”.

In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. In the event of a distribution of such tax-exempt income including, among other things, a cash dividend, the Company will be required to pay tax at the rate of 10%-25% on the gross amount distributed. In addition, these dividends will be subject to a 15% withholding tax.

Technologies have decided not to declare dividends out of such tax-exempt earnings. Accordingly, no deferred income taxes have been provided on earnings attributable to Technologies’ “Approved Enterprise”.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 13:	TAXES ON INCOME (Cont.)

On April 1, 2005, an amendment to the Capital Investments Law came into effect (“the Amendment”) and has significantly changed the provisions of the Capital Investments Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Capital Investments Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Capital Investments Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment.

As a result of the amendment among others, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income.

As of December 31, 2005, the Company did not generate income under the provision of the new law.

Commencing with the year 2005, the Company’s Israeli subsidiaries has elected to file its tax return under the Israeli Income Tax Regulations 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). Such an elective obligates the Company’s Israeli subsidiaries for the first three years. Accordingly, commencing the year 2005, results for tax purposes are measured in terms of U.S. dollars.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries’ deferred tax assets are as follows:

	December 31, 2004		December 31, 2005

	Current	Non- current	Current	Non- current

	U.S. dollars in thousands

Gross deferred tax assets	$860	$13,326	$241	$14,603
Less - valuation allowance	-	(9,558)	-	(11,030)

Net deferred tax asset	$860	$3,768	$241	$3,573

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 13:	TAXES ON INCOME (Cont.)

During the year ended December 31, 2005, the Company and its subsidiaries have increased the deferred income taxes assets resulting from tax loss carryforwards and other tax credits by $658,000 and the related valuation by $1,472,000. Management currently believes that it is more likely than not that the deferred income taxes regarding the loss carryforwards and other temporary differences, on which a valuation allowance has been provided, will not be realized in the foreseeable future.

Provisions for income tax expense (benefit) are comprised of the following:

	Year ended December 31,

	2003	2004	2005

	U.S. dollars in thousands

Current (foreign)	$(123)	$217	$198
Deferred (foreign)	104	-	*) 1,600

	$(19)	$217	$1,798

	*)	Including the write off of tax advances in the amount of $783,000.

The Company’s entire provision for taxes on income relates to operations in jurisdictions other than the Netherlands Antilles. The effective income tax rate varies from period to period because each jurisdiction in which the Company and its subsidiaries operate has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowance of deductions, credits and other benefits). In addition, the provision for income taxes for the fiscal years ended December 31, 2003, 2004 and 2005, does not include the recognition of a majority of the deferred tax assets relating to the net operating losses of the Company’s subsidiaries worldwide.

The main reconciling items from the statutory tax rate of the Company to the effective tax rate is the non-recognition of tax benefits from accumulated net operating losses carryforward among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits, an increase in the valuation allowance, and a write off of tax advances

e.	Loss (income) before taxes on income is comprised as follows:

	Year ended December 31,

	2003	2004	2005

	U.S. dollars in thousands

Domestic	$1,499	$5,019	$2,683
Foreign	699	(405)	4,616

	$2,198	$4,614	$7,299

NOTE 14:	SHAREHOLDERS’ EQUITY

a.

In June 2003, the Company’s shareholders approved a 1-for-5 reverse stock split of the Company’s Common shares. Accordingly, all share, per share option and warrant data shown in these financial statements has been retroactively adjusted to reflect the reverse stock split.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 14:	SHAREHOLDERS’ EQUITY (Cont.)

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

c.

On June 27, 2005, the Company entered into a share purchase agreement with Formula Systems (1985) Ltd. (“Formula”), whereby Formula invested $2.0 million in the Company and the Company issued 1,041,667 Common shares to Formula, at a purchase price per share of $1.92, which was the average closing price for the 10 day period prior to the execution of the agreement. See note 17d, for advanced negotiations with Formula, regarding potential additional investment of $2 million.

d.

On April 4, 2001, the Company entered into a share purchase and loan agreement with Red Coral Holdings, Inc. (“Red Coral”), a company owned by the Company’s then President and Chief Executive Officer. According to the terms of the agreement, Red Coral purchased 300,000 Common shares of the Company for a purchase price of $975,000. As part of the agreement, the Company granted to Red Coral a loan in the amount of $975,000 for the purpose of acquiring the Common shares. The term of the loan is six years, with accrued interest at a rate of 4%, which is payable on January 15th of each calendar year. The interest amount is fully-recourse and fixed. To secure payment of the loan, Red Coral granted to the Company a lien and security interest on all of the Common shares of the Company that it owns. To secure fulfillment of the terms of the agreement, the Common shares are being held in escrow by the General Counsel of the Company. The issuance of Common shares was recorded in the shareholders’ equity and the loan amount was deducted from the shareholders’ equity as a Note receivable from a related party shareholder.

In accordance with EITF 95-16, “Accounting for Stock Compensation Arrangements with Employer Loan Features under APB Opinion No. 25”, the transaction was accounted for as a fixed award.

On November 10, 2005, the Company’s former President and Chief Executive Officer was replaced by its current President and Chief Executive Officer. Following the departure of the former President and Chief Executive Officer, the Company decided to postpone the due date of the January 15, 2006 interest payment, until the due date for repayment of the principal amount of the loan. Other terms of the loan were not changed.

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

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 14:	SHAREHOLDERS’ EQUITY (Cont.)

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

In November 2005, the Company’s Board of Directors approved a new Incentive Stock Option Plan (the “Special Plan”). The number of Common shares available for grants pursuant to the Special Plan was set at 2,000,000 shares. The Special Plan is intended to be used solely to attract or retain senior management and/or Board members. Options granted pursuant to the Special Plan will have an exercise price of $3.0, will be locked for up to 5 years, and will be contingent upon the optionee providing services to the Company throughout the entire 5 year period. In the event of a change of control of the Company, the vesting of such options will be accelerated. The Special Plan will be presented to the Company’s shareholders, for their approval, at the upcoming Annual General Meeting of Shareholders.

In November 2005, the Company’s current President and Chief Executive Officer was granted options to purchase 240,000 shares at an exercise price of $1.74 per share, pursuant to the 2003 Option Plan and additional options to purchase 1,000,000 shares pursuant to the Special Plan, subject to shareholders approval of the Special Plan.

On December 28, 2005, the 240,000 options under the 2003 Option Plan and the 1,000,000 options under the Special Plan were accelerated and became fully exercisable. See Note 2t.

In December 2000, 154,560 previously granted options with exercise prices from $11.25 to $69.375 were reprised to $0, resulting in a new measurement date and total compensation expense of $628,000 of which $453,000 was recognized in 2000 for the portion already vested and $175,000 was deferred to be recognized over the remaining vesting period ended in 2003.

During the years 2001, 2002 and 2003, $107,000, $47,000 and $21,000 of the amount deferred were recognized, respectively.

As of December 31, 2005, 939,524 options to Common shares of the Company are still available for future grant. Any options, which are forfeited or cancelled before expiration, become available for future grant under the Plan.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 14:	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the stock options activities in 2003, 2004 and 2005, is as follows:

	Year ended December 31,

	2003			2004			2005

	Shares		Weighted average exercise price	Shares		Weighted average exercise price	Shares		Weighted average exercise price

Outstanding at January 1	*)	1,580,713	$11.25	*)	1,558,495	$10.25	*)	1,640,871	$9.05

Granted		157,600	$4.06		321,539	$4.05		1,608,200	$2.61
Exercised		(6,820)	$3.91		(5,000)	$4.07		(19,500)	$0
Expired, cancelled and forfeited		(172,998)	$14.05		(234,163)	$10.23		(417,359)	$8.31

Outstanding at December 31	*)	1,558,495	$10.25	*)	1,640,871	$9.05	*)	2,812,212	$5.54

Exercisable options at December 31		1,095,779	$11.86		1,143,432	$11.24	**)	2,812 ,212	$5.54

*)	Including 102,100, 102,100 and 62,300 options repriced to zero, as of December 31, 2003, 2004 and 2005, respectively.

**)	On December 28, 2005, all unvested options were accelerated and became exercisable (see Note 2t).

The options outstanding as of December 31, 2005, have been classified by range of exercise price, as follows:

Exercise price	Options outstanding as of December 31, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2005	Weighted average exercise Price

$0	62,300	1.37	$0	62,300	$0
$1.61 - $1.74	309,000	8.72	$1.73	309,000	$1.73
$1.86 - $2.63	386,400	8.74	$2.32	386,400	$2.32
$3.00	1,000,000	9.86	$3.00	1,000,000	$3.00
$3.28 - $3.75	169,800	3.63	$3.55	169,800	$3.55
$4.06 - $5.70	653,600	4.37	$4.56	653,600	$4.56
$11.25 - $16.875	75,050	0.88	$12.07	75,050	$12.07
$19.375 - $29.375	30,650	3.74	$28.67	30,650	$28.67
$32.5 - $47.5	90,112	2.94	$37.58	90,112	$37.58
$61.25 - $69.375	35,300	3.98	$67.67	35,300	$67.67

	2,812,212		$5.54	2,812,212	$5.54

All options were granted at exercise price equal or higher than the share price at the date of grant. The weighted average fair value of options granted during the year ended December 31, 2005 was $1.32.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 14:	SHAREHOLDERS’ EQUITY (Cont.)

g.

During 2004 and 2005, the Company decided to extend the exercise period for certain former employees. The extension was accounted for in accordance with FIN 44 by applying a new measurement date, which resulted in no additional compensation expenses.

Total options extended during 2004 and 2005 were 54,000 and 313,250, respectively.

	h.	Warrants:

In 2005, warrants were granted to advisor board members. As of December 31, 2005, warrants are outstanding, as follows:

Warrants to Common shares	Weighted average exercise price per share	Warrants exercisable	Exercisable through

11,000	$2	11,000	May 2015
17,000	2.24	17,000	February 2015

28,000	$2.15	28,000

These warrants were measured at fair value (according to Black–Scholes option pricing model) with the following assumptions: Risk free rate of 4.5%, dividend yields of 0%, volatility factors of the expected market price of the Company’s common shares of 80%, and contractual life of the warrants of 10 years. Total compensation expense amount to $23,000, of which $10,000 were recorded in 2005.

	i	As for warrants granted to investors as part of the settlement of redeemable shares in a subsidiary, see Note 1c.

	j.	As for 600,000 Warrants (Series 1) offered to the public, see Note 9b.

	k.	The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 15:	GEOGRAPHIC INFORMATION

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

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 15:	GEOGRAPHIC INFORMATION (Cont.)

		Year ended December 31,

		2003	2004	2005

		U.S. dollars in thousands

1.	Revenues:
	U.K.	$19,446	$18,217	$12,604
	North America	17,636	12,381	10,046
	Israel	6,453	8,910	9,147
	France	2,594	1,352	1,131
	Germany	2,211	1,814	1,414
	Japan	2,644	3,147	3,902
	Other	1,334	1,983	1,160

		$52,318	$47,804	$39,404

		December 31,

		2004	2005

		U.S. dollars in thousands

2.	Long-lived assets:
	Israel	$14,587	$14,344
	France	455	377
	Dutch Antilles	588	317
	Germany	19	4
	Other	1,111	396

		$16,760	$15,438

NOTE 16:	SELECTED STATEMENTS OF OPERATIONS DATA

	a.	Research and development expenses:

	Year ended December 31,

	2003	2004	2005

	U.S. dollars in thousands

Total costs	$8,329	$8,114	$7,566

Less - capitalized software development costs, net of royalties bearing grants	(4,539)	(4,750)	(4,323)
Less - royalty-bearing grants	(134)	(833)	(520)

Research and development expenses, net	$3,656	$2,531	$2,723

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 16:	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

	b.	Financial expenses, net:

	Year ended December 31,

	2003	2004	2005

	U.S. dollars in thousands

Financial income:
Interest	$612	$358	$309
Revaluation of Warrants (Series 1) which are classified as liabilities	-	266	79
Foreign currency translation differences	26,178	10,057	7,467

	26,790	10,681	7,855

Financial expenses:
Interest *)	1,246	2,282	1,780
Foreign currency translation differences	26,292	9,898	7,328
Bank charges and others	133	249	84
Loss on sale of marketable securities and bonds	77	67	71
Amortization of issuance expenses and discount on convertible notes	-	595	380

	27,748	13,091	9,643

Financial expenses, net	$958	$2,410	$1,788

	*)	For capitalization of interest expenses, see Note 7a.

NOTE 17:	SUBSEQUENT EVENTS

	a.	On February 20, 2006, the board of directors approved a restructuring plan for the purpose of reducing costs and to restore profitability.

The restructuring plan consists of involuntary termination of approximately 40 employees, and will be accounted for in accordance with Statement of Financial Accounting Standard No. 146, “Accounting for costs Associated with Exit of Disposal Activities”.

The Company expects to record approximately $700,000 as restructuring costs in 2006 in connection with this restructuring plan.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 17:	SUBSEQUENT EVENTS (Cont.)

b.

On June 27, 2006, the Company entered into new agreements with its lender banks regarding a new revolving credit line facility for borrowings of up to $9.2 million. The amount that the Company can draw under the credit facility has increased by $3.0 million over the available credit facility that expires on June 30, 2006.

As a condition for receiving credit from the banks, the Company undertook, among other things, (a) not to charge or sell its assets to any entity whatever without the advance written consent of the banks, (b) that the total of its debts and obligations to the banks will not at any time exceed $9.5 million, and (c) that the total of its accounts receivable from customers will not be less than $6.0 million. In addition, the Company undertook that its quarterly earnings before income tax, depreciation and amortization will be positive through June 30, 2007 and that aggregate earnings before income tax, depreciation and amortization for each of the year ended December 31, 2006, and the six-month period ended June 30, 2007, will not be less than $1.0 million. The Company also undertook that its shareholders’ equity will not be less than $3.0 million at any time.

The interest rates under the new credit lines have not yet been finalized.

c.

In June 2006, the Company entered into a term sheet with the investors in eZoneXchange, whereby the investors will convert the $1.0 million payment that was due on April 1, 2006 into the Company’s Common shares at a conversion price per share equal to the average closing price over the 10 day period prior to the effective date of the definitive agreement to be entered into by the Company and the investors. In addition, the payment of the $1.0 million payment originally payable by August 1, 2006, will be delayed to August 1, 2007. The potential amendment is subject to the execution of a binding agreement and subject to the fulfillment of certain closing conditions that are standard for such type of transaction. The Company expects to sign the definitive agreement in the near future.

d.

In June 2006, the Company entered into a term sheet with Formula, whereby Formula will invest $2.0 million in the Company and the Company will issue Common shares to Formula. The price per share will be the average closing price over the 10 day period prior to the effective date of the definitive agreement to be entered into. The potential investment is subject to the execution of a binding agreement and subject to the fulfillment of certain closing conditions that are standard for such type of transaction. The Company expects to sign the definitive agreement in the near future.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf

SAPIENS INTERNATIONAL CORPORATION N.V.

	By:	/s/ Ron Al Dor

Ron Al Dor
President & Chief Executive Officer

Date: June 29, 2006