Form 20-F
period 2006-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2007-06-28
CIK 885740

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _______________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . .. . . . . . . .

Commission file number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

NETHERLANDS ANTILLES
(Jurisdiction of incorporation or organization)

Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Curaçao, Netherlands Antilles
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class:	Name of each exchange on which registered:

Common Shares, par value € 0.01 per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

As of December 31, 2006 the issuer had 15,153,852 Common Shares, par value € 0.01 per share outstanding.

Indicate by check mark if the registrant is well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

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

☐ Large Accelerated Filer     ☐ Accelerated Filer     ☒ Non-Accelerated Filer

Indicate by checkmark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

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

The following tables summarize certain selected consolidated financial data for the periods and as of the dates indicated. We derived the statement of operations financial data for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as at December 31, 2005 and 2006 from our consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations financial data for the years ended December 31, 2002 and 2003 and the balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our audited financial statements not included in this annual report. Certain financial data for 2003 were reclassified to conform to the 2004 presentation, certain financial data for 2004 were reclassified to conform to the 2005 presentation and certain financial data for 2005 were reclassified to conform to the 2006 presentation. You should read the selected consolidated financial data together with our consolidated financial statements included elsewhere in this annual report and with Item 5, “Operating and Financial Review and Prospects.” Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Note Regarding the Reverse Stock Split and Listing of our Securities:

We implemented a 1-for-5 reverse stock split of our Common Shares on June 16, 2003 to meet the listing requirements of the NASDAQ National Market (now known as the NASDAQ Global Market) (“NASDAQ”). On January 15, 2003, NASDAQ informed us that our Common Shares would be delisted from NASDAQ due to our failure to maintain compliance with the $1.00 minimum bid price requirement for continued listing on NASDAQ (the “Minimum Bid Price Requirement”). We requested and were granted a hearing before a NASDAQ Listing Qualifications Panel in order to present a definitive plan to regain compliance with the Minimum Bid Price Requirement, and thereby avoid the delisting of the Common Shares from NASDAQ.

On February 18, 2003, our Board of Directors approved a definitive plan to regain compliance with the Minimum Bid Price Requirement by implementing a 1-for-5 reverse stock split of the Common Shares. We presented this plan to implement a reverse stock split to the NASDAQ Listing Qualifications Panel at a hearing on February 27, 2003. On March 25, 2003, NASDAQ notified us that it approved of our plan to implement the reverse stock split and that our Common Shares would continue to be traded on NASDAQ provided that we regained compliance with the Minimum Bid Price Requirement by June 16, 2003 and maintained compliance for at least ten consecutive days thereafter.

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

Although we maintained compliance with the Minimum Bid Requirement, at the end of the second quarter of 2005, our shareholders’ equity was below $10,000,000 which is the required minimum shareholders’ equity for continued listing on NASDAQ. As a result of a notice we received from NASDAQ, we applied to transfer the listing of our Common Shares from NASDAQ, and on September 28, 2005, our Common Shares began to trade on the NASDAQ Capital Market (formerly known as the NASDAQ SmallCap Market).

At the end of the first quarter of 2006, our shareholders’ equity was $2.2 million. On June 5, 2006, we received a letter from NASDAQ indicating that we failed to comply with the minimum stockholders’ equity requirement for continued listing on the NASDAQ Capital Market. On June 27, 2006, we submitted to NASDAQ a plan to achieve and sustain compliance with the minimum stockholders’ equity requirement for continued listing on the NASDAQ Capital Market. On August 17, 2006, we received a letter from NASDAQ indicating that we had re-gained compliance with the minimum stockholders’ equity requirement for continued listing.

On June 24, 2007, we received a letter from the Tel Aviv Stock Exchange (“TASE”) informing us that as of August 12, 2007, our Common Shares and warrants (Series 1) that are traded on the TASE, but not our debentures (Series A), will be included in a newly created list of “Illiquid Securities”. As a result, trades on the TASE of our Common Shares and warrants (Series 1) will only be executed twice a day, in the morning upon the commencement of trading, and at the end of day, at the end of trading. At this time we cannot be certain as to the effects, if any, that such listing change on the TASE will have on our Common Shares and warrants (Series 1), however, we do not believe such inclusion as an “Illiquid Security” on the TASE will have a material effect on our financial condition.

All historical share amounts and per share data in this annual report have been retroactively restated to reflect the reverse stock split.

On August 26, 2004, at the Annual General Meeting, our shareholders approved an increase in the number of authorized Common Shares to 30,000,000 and a change in the par value of all authorized shares to one Eurocent (€0.01). As a result, the total nominal capital of the Company is €310,000, reflecting 30,000,000 Common Shares and 1,000,000 Preferred Shares.

	Year Ended December 31,

Selected Financial Data:	2002	2003	2004	2005	2006

	(In thousands, except per share data)

Revenues:
Products	$42,008	$32,580	$26,781	$13,295	$10,423
Consulting and other services	22,820	19,738	21,023	26,109	33,888
Total revenues	64,828	52,318	47,804	39,404	44,311

Cost of revenues:
Cost of products	21,561	16,628	15,274	8,809	6,302
Cost of consulting and other services	14,549	11,979	11,490	16,037	22,499
Impairment of capitalized software development costs	-	-	901	-	-
Total cost of revenues	36,110	28,607	27,665	24,846	28,801
Gross profit	28,718	23,711	20,139	14,558	15,510
Operating Expenses:
Research and development, net	6,017	3,656	2,531	2,723	2,451
Selling, marketing, general and administrative	23,782	21,539	19,260	16,245	13,558
Restructuring Costs	481	-	-	1,113	758
Total operating expenses	30,280	25,195	21,791	20,081	16,767
Operating loss	1,562	1,484	1,652	5,523	1,257
Financial expenses, net	971	958	2,410	1,788	2,230
Other expenses (income), net	1,173	(244)	552	(12)	-

Loss before taxes on income	3,706	2,198	4,614	7,299	3,487

Taxes on income (benefit)	1,408	(19)	217	1,798	325
Minority interests in earnings of a subsidiary	39	8	11	2	13

Net loss	5,153	2,187	4,842	9,099	3,825

Settlement of redeemable shares in a subsidiary	-	-	299	-	-

Net loss to shareholders of Common Shares	$5,153	$2,187	$5,141	$9,099	$3,825

Basic and diluted net loss per share	$1.03	$0.20	$0.46	$0.76	$0.29

Weighted average number of shares used in computing basic and diluted loss per share	4,999	10,693	11,273	11,982	13,395

	At December 31, (in thousands)

Balance Sheet Data:	2002	2003	2004	2005	2006

Cash and cash equivalents	$22,001	$31,775	$10,942	$6,699	$3,108
Working capital (deficit)	9,615	20,373	2,767	(10,636)	(12,616)
Total assets	65,152	76,723	68,734	51,866	45,619
Long-term debt and other liabilities	7,787	24,783	23,281	15,603	13,235
Capital stock	106,421	105,908	108,635	110,645	113,683
Total shareholders’ equity	15,895	13,929	12,080	3,632	3,929

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have a history of losses, and we anticipate that our revenues for the short term will not significantly increase while our expenses may increase as a result of maintaining our research and development and marketing efforts and increased interest costs.

We incurred net losses of approximately $9.1 million and $3.8 million for the years ended December 31, 2005 and December 31, 2006, respectively. We cannot predict that our losses will continue to decrease, or if we may become profitable on a sustained basis. Due to the delay in the implementation of our strategy of offering solutions to the insurance industry and possible decline in orders from existing customers, we have no assurance that our revenues in the short to medium term will significantly increase, if at all. At the same time, expenses may increase in the foreseeable future as we maintain our research and development, sales and marketing activities. In addition, following our offering of approximately $17.1 million principal amount of convertible debentures in December 2003, and an additional $1.5 million of convertible debentures in March 2004, upon the exercise by non-affiliates of the Company of options that were offered together with the original convertible debentures in December 2003, we have the obligation to pay the debenture holders interest and to pay the principal amount when the debentures are due, which currently amounts to approximately $14.5 million. Our research and development, marketing and sales efforts may prove more costly than we currently anticipate, and we may not succeed in the long term in increasing our revenues sufficiently to offset the expenses of those efforts and of paying back the principal and paying the interest on the debentures. If our revenues fail to increase at a greater rate than our expenses, we will not be able to achieve profitability.

Our working capital has declined significantly and despite our recent financing activities, our working capital may continue to decrease and we may need to raise capital again.

Our liquidity has been reduced due to the drop in our cash reserves available. At December 31, 2006, we had negative working capital of $12.6 million. In the recent past, we have needed to raise capital in order to continue financing our business activities, to pay back the principal and the interest on the debentures and to continue meeting our other obligations. Despite our recent gross capital raise of $20 million (excluding finders’ fees and out of pocket expenses), there is no assurance that our past trend of diminishing working capital will not continue. There is no assurance that we will be able to obtain additional financing, or if we do, that it will be on favorable terms. In addition, if we issue capital stock to investors, in order to raise cash, our existing shareholders will experience dilution.

As a result of an offering of convertible debentures, we have significant debt and the amount of the debt could hinder our activities and affect the flexibility needed for such activities.

In December 2003, we completed an offering of convertible debentures on the TASE. The offering resulted in gross proceeds to us of approximately $17.1 million. The debentures were offered in units which included options to purchase additional debentures and with warrants to purchase our Common Shares. Options which were exercised by non-affiliates of the Company before their expiry date resulted in additional gross proceeds of approximately $1.5 million to the Company in the first quarter of 2004. In December 2007, we must re-pay approximately $4.6 million, approximately $4.2 million for the second of the four annual re-payments of the principal of the debentures, and approximately $0. 4 million for the semi-annual interest payment. We have not created sufficient positive cash flow from operations to make such payment. In August 2006, a majority of the debenture holders approved changes to the amount and the timing of the first installment payment of the principal of the debentures, such that the payment of 50% of the first payment amount was deferred to December 5, 2009, and we were given the opportunity to either pay back the other 50% of the first payment amount, or to convert such amount into our Common Shares. On November 30, 2006, we announced our decision to pay the approximately $2.4 million in cash, and on December 5, 2006, we made the payment. There can be no guarantee that the debenture holders will agree to any changes to the terms of the debentures in the future. In June 2007, we entered into a private placement transaction for an aggregate gross amount of $20 million (excluding finders’ fees and out of pocket expenses). Following the private placement transaction, in June 2007, we purchased an aggregate amount of NIS 15,000,000 nominal value of debentures, representing approximately, $3.5 million of the outstanding debentures. Pursuant to the terms of the prospectus governing the debentures, the amount repurchased by us was retired and removed from circulation. As a result, the total amount that we must pay in December 2007 was reduced to approximately $4.6 million. We currently have enough funds to make the December 2007 payments. However, if we use those funds for other purposes in the future, we may not have enough funds to make the future principal and interest payments. We cannot be certain that our credit lines will be renewed in the future, and if they are, that they will be on favorable terms. If we are unable to obtain through other means the funds needed to make such payments, we could breach the terms of the debentures and of the Trust Deed which we entered into in connection with the offering. Even if we are able to make the payments required by the debentures, the amount of the debt could have a material adverse effect on our results of operations and financial position. For example, the debt could restrict our ability to obtain additional financing, restrict our flexibility in planning or in reacting to changes in the business, place us in a position inferior to that of competitors with lower debts or make us more vulnerable if there is a downturn in our revenues or in the economy in general. The amount of the debt could require us to dedicate a material part of our cash flow to payment of interest and repayment of principal and in addition reducing our ability to use the cash for other purposes such as working capital.

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

The market for the solutions we provide is expected to evolve rapidly. However, estimates of our market’s expected growth are inherently uncertain and are subject to many risks and assumptions. Moreover, many of our customers operate in markets characterized by rapidly changing technologies and business plans. Rapid changes in the needs of these customers and changing technologies make it difficult for us to predict their demands. We are particularly susceptible to those changes since our software is used in a wide array of operating environments, which are constantly evolving. As a result, we may not be able to develop, on a timely basis or at all, solutions that meet our customers’ needs or desires. In addition, various sectors of our market are served by competitors who may respond more effectively to market developments and customer needs. There can be no assurance that the market for our solutions will grow or that we will be able to respond to changes in the market, evolving customer needs or our competition. If the market for our solutions does not develop as we expect or if we fail to respond to market and competitive developments, our business prospects and competitive position might be impaired.

If existing customers do not make subsequent purchases from us or if our relationships with our largest customers are impaired, our revenue could be negatively affected.

Our existing customers are a key asset of Sapiens, and we depend on repeat product and service revenues from our base of customers. Specifically, revenues from sales to Menora Mivtachim Insurance Ltd. (“Menora”) and Synergy Insurance Services Holdings Limited (“Synergy”) constituted 16.6% and 9.5%, respectively, of our consolidated revenues in 2006. There can be no assurance that our existing customers will enter into new project contracts with Sapiens or that they will continue using our enabling technologies. If our revenue stream from existing customers were to decline significantly, it would have a material adverse impact on our operating results. Indeed, in the beginning of 2007, Synergy reduced the scope of the project that we are performing for them, which resulted in a reduction of our expected revenues through the end of 2007 from this customer by approximately $2.0 million.

The relationships with three large customers of our U.S. subsidiary – Texas Farm Bureau Insurance Companies, PZU and Occidental Fire & Casualty; three large customers of our subsidiary in the United Kingdom – Synergy Insurance Services Holdings Limited, EDS Credit Services and Liverpool Victoria; and a large customer of our subsidiary in Israel – Menora, are the sources of a large portion of the revenues of each of those three subsidiaries. During 2006, revenues from sales to the American customers specified above constituted 56.4% of the total revenues of the U.S. subsidiary (13% of our consolidated revenues); revenues from sales to the British customers specified above constituted 60.6% of the total revenues of the U.K. subsidiary (19% of our consolidated revenues); and revenues from sales to the Israeli customer specified above constituted 60.8% of the total revenues of the Israeli subsidiary (16.6% of our consolidated revenues). Our sales to Liverpool Victoria, EDS Credit Services and Occidental Fire & Casualty have declined in recent years, which negatively impacted our revenue stream. If we experience further reductions in sales to these customers, our revenue stream will be further negatively affected.

We compete against companies with significantly greater resources than our own.

The market for software solutions and related services, and for business solutions for the insurance industry, in particular, is highly competitive. Our principal competitors generally have significantly greater resources than we do. Our customers or potential customers could prefer suppliers that are larger than us and that have not experienced losses such as ours. There is no guarantee that our customers, present and future, will be confident in our financial stability going forward. Price reductions or declines in demand for our solutions and services, whether as a result of competition, technological change, changes in the level of application development, reengineering or maintenance performed internally by our customers or potential customers would have a material adverse effect on our results of operations, financial position and cash flows.

Our business involves long-term, large projects, some of which are fixed-price projects that involve uncertainties, such as estimated project costs and profit margins.

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

The quality of our products, enhancements and new versions is critical to our success. Since our software solutions are complex, they may contain errors that can be detected at any point in their life cycle. Any errors or defects in our technology could result in:

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

In accordance with industry practice, we rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology. We believe that due to the dynamic nature of the computer and software industries, copyright protection is less significant than factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services. We seek to protect the source code of our products as trade secret information and as an unpublished copyright work. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements that grant customers a personal, non-transferable license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. In addition, we attempt to protect trade secrets and other proprietary information through non-disclosure agreements with employees, consultants and distributors. Although we intend to protect our rights vigorously, there can be no assurance that these measures will be successful. Our failure to protect our rights, and the improper use of our products by others without licensing them from us, could have a material adverse effect on our results of operations and financial condition.

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

Some of our potential customers are reluctant to purchase proprietary solutions.

Some customers of information technology solutions are reluctant to purchase solutions that are not off-the-shelf or widely used by a broad customer base. Since our Sapiens eMerge™ solution and our Sapiens INSIGHT™ suite of solutions are proprietary to us and require special knowledge and training, we have faced reluctance by potential customers to purchase our proprietary solutions. Such reluctance could have a negative impact on our results of operations and our financial condition.

As part of our business strategy, we may make acquisitions that could disrupt our business and harm our results of operations and financial condition.

As part of our growth strategy, we may consider acquiring complementary technologies, products and businesses. If we use capital stock in connection with such acquisitions, our existing shareholders may experience dilution. If we use cash or debt financing, our financial liquidity will be reduced, the holders of our debt would have claims on our assets ahead of holders of our Common Shares and our business operations may be restricted by the terms of any debt. An acquisition may involve nonrecurring charges or amortization of significant amounts of intangible assets, which would adversely affect our ability to achieve and maintain profitability. Attempted acquisitions may divert management, operational and financial resources from the conduct of our core business, and we may not complete any attempted acquisition.

The terms of our bank debt include a number of restrictive covenants which, if breached, could result in acceleration of our obligation to repay our debt.

Our loan and credit line agreements contain a number of conditions and limitations on the ways in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. Our loan and credit line agreements also contain various covenants which require us to maintain certain financial performance milestones related to shareholders’ equity and operating results. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us or our shareholders. There can be no assurance that we will fulfill these covenants or, if we do not fulfill one or more of these covenants, that we will receive from our lender banks waivers of the necessity of fulfilling such covenants.

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

In April 2000, F.I.D. Holdings Ltd. (“FID”) and Israel Discount Bank Ltd. (the “Investors”) invested $15 million in eZoneXchange.com, Inc. (“eZone”), a subsidiary of the Company. The private placement to the Investors was accompanied by a Put/Call Agreement, according to which the Investors were granted the right to require us to repurchase their shares in the subsidiary beginning May 2004, in exchange for both cash and our Common Shares. In March 2004, we entered into a new agreement with the Investors which replaced the Put/Call Agreement and which restructured the remaining portion of the put option. Among other things, we agreed to pay the Investors in two annual installments a total of $8.6 million plus interest at 7.5% a year by May 1, 2005. In May 2005, we entered into an agreement regarding the payment of the $4.0 million due May 1, 2005. We paid $2.0 million at the beginning of May 2005 and agreed to pay $1.0 million on April 1, 2006 and $1.0 million on August 1, 2006. In August 2006, we entered into an agreement with the Investors whereby the Investors converted the $1.0 million payment that was due on April 1, 2006 into 781,250 Common Shares and the $1.0 million payment that was due on August 1, 2006 was delayed to August 1, 2007. The Investors may, at their sole discretion, convert all or any portion of the $1.0 million payment now payable on August 1, 2007 into our Common Shares, at a conversion price per each share of $3.20. Payment of the final $1.0 million may affect our liquidity by reducing the cash reserves needed for financing our business activities or for meeting our other obligations.

Our future results could be adversely affected by an impairment of the value of certain intangible assets.

The assets listed in our consolidated balance sheet include, among other things, goodwill valued at approximately $8.6 million, capitalized software development costs valued at approximately $13.5 million, long-term deferred income taxes valued at approximately $2.7 million, short-term deferred income taxes valued at approximately $907,000 and purchased technologies valued at $823,000. The applicable accounting standards require that (a) goodwill be tested for impairment at least annually, and written down when impaired; (b) capitalized software costs 10 be assessed for recoverability on a regular basis, to determine whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold, in accordance with Statement of Financial Accounting Standard No. 86 (“Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”); (c) certain identifiable intangible assets such as deferred taxes be reviewed for impairment in certain circumstances; and (d) purchased technologies be assessed for recoverability on a regular basis, to determine whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from such asset. If our goodwill, capitalized software development costs, deferred tax assets, or purchased technologies were deemed to be impaired in whole or in part due to the Company not achieving its goals, we could be required to reduce or write off such assets, thus having to recognize additional expense in our statements of operations and to reduce our shareholders’ equity.

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

Formula Systems (1985) Ltd. and its parent company Emblaze Ltd., may exercise control and influence corporate actions that are potentially in conflict with our other public shareholders.

Formula Systems (1985) Ltd. (“Formula”), whose ADR’s trade on NASDAQ and whose shares trade on the TASE, directly owned (as of June 27, 2007) 11,088,594, or approximately 53%, of our currently outstanding Common Shares.

In November 2006, Emblaze Ltd. (“Emblaze”), whose ordinary shares are traded on the London Stock Exchange (under the trading symbol: BLZ.L), purchased the controlling interest of Formula, and as a result, control of us. As of June 27, 2007, Emblaze owned 50.1% of the outstanding share capital of Formula and, therefore, has an indirect controlling influence over us.

Emblaze, through Formula, is and may continue to be in a position to exercise control over most matters requiring shareholder approval. Formula may use its share ownership or representation on our Board of Directors to substantially influence corporate actions that conflict with the interests of our other public shareholders including, without limitation, changing the size and composition of the Board of Directors and committees of our Board of Directors, causing the issuance of further securities, amending our governing documents or otherwise controlling the outcome of shareholder votes. Further, actions by Formula with respect to the disposition of the Common Shares it beneficially owns, or the perception that such actions may occur, may adversely affect the trading price of our Common Shares.

Eli Reifman and Guy Bernstein, both of Emblaze, and Gad Goldstein and Naamit Salomon, both of Formula, are members of our Board of Directors. As of January 1, 2007, Eli Reifman was elected as Chairman of our Board of Directors.

We may be classified as a passive foreign investment company and, as a result, our U.S. shareholders may suffer adverse tax consequences.

Generally, if for any taxable year, after applying certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of the value of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders who are U.S. taxpayers, including gain realized on the sale of our Common Shares being treated as ordinary income rather than capital gain income and could result in punitive interest charges being applied to such sales proceeds. Rules similar to those applicable to distributions apply to amounts treated as “excess distributions.”

We believe we were not a PFIC in 2006. We currently expect that we will not be a PFIC in 2007. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors. Therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2007 or in a future year. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our Common Shares. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E, “Additional Information – Taxation - U.S. Federal Income Tax Considerations - Tax Consequences if We Are a Passive Foreign Investment Company.”

Risks Relating to Conducting Business in Israel

Conducting business in Israel entails certain inherent risks that could harm our business.

Our corporate headquarters and research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. In addition, several countries still restrict business with Israel and with companies doing business in Israel. We do not believe that the political and security situation has had any material impact on our business to date; however, we can give no assurance that security and political conditions will have no such effect in the future.

Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. These developments have adversely affected the regional peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel’s relationship with several Arab countries. The establishment in 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group resulted in an escalation in violence among Israel, the Palestinian Authority and other groups and has created additional unrest and uncertainty in the region. Further, during the summer of 2006, Israel was engaged in a war with Hezbollah, a Lebanese Islamist Shiite militia group, which involved rockets being fired from Lebanon up to 50 miles into Israel and disrupted most day-to-day civilian activity in northern Israel. Any future armed conflict, political instability or violence in the region, including acts of terrorism, may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

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

Our subsidiary, Sapiens Technologies (1982) Ltd. (“Sapiens Technologies”), which is incorporated in Israel, was granted “Approved Enterprise” status by the Investment Center of the Israeli government for six investment programs in 1984, 1991, 1993, 1995, 1998 and 2000 under the Law for Encouragement of Capital Investments, 1959. We are eligible for certain tax benefits based on this status. In order to receive these tax benefits, Sapiens Technologies must comply with two material conditions: (a) it must invest a certain amount in property and equipment, and (b) it must finance a certain portion of these investments out of equity capital. We believe that Sapiens Technologies has complied with these conditions. If the Investment Center determines that we failed to comply with the conditions summarized above, these past benefits may be canceled, reduced or rendered unavailable to us, which could have a material adverse effect on our results of operations and financial condition. On April 1, 2005, an amendment to the Law for Encouragement of Capital Investments, 1959, came into force. See Note 13 of our consolidated financial statements for a description of the amendment to the Law for Encouragement of Capital Investments, 1959 and its possible effects on our results of operations and financial condition.

Risks Related to the Market for our Common Shares

Our Common Shares are traded on more than one market and this may result in price variations.

Our Common Shares are traded on the NASDAQ Capital Market and the TASE. Trading in our Common Shares on these markets will be made in different currencies (US dollars on the NASDAQ Capital Market and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Israel). The trading prices of our Common Shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our Common Shares on one of these markets could cause a decrease in the trading price of our Common Shares on the other market.

There is very little trading volume of our Common Shares, which causes the stock price to be volatile and which may lead to losses by investors.

There is very little trading volume of our Common Shares, both on the NASDAQ Capital Market and the TASE. As a result, our Common Shares have experienced significant market price volatility in the past and may experience significant market price and volume fluctuations in the future, in response to factors such as announcements of developments related to our business, announcements by competitors, quarterly fluctuations in our financial results and general conditions in the industry in which we compete.

On June 24, 2007, we received a letter from the TASE informing us that as of August 12, 2007, our Common Shares and warrants (Series 1) that are traded on the TASE, but not our debentures (Series A), will be included in a newly created list of “Illiquid Securities”. As a result, trades on the TASE of our Common Shares and warrants (Series 1) will only be executed twice a day, in the morning upon the commencement of trading, and at the end of day, at the end of trading. At this time we cannot be certain as to the effects, if any, that such listing change on the TASE will have on our Common Shares and warrants (Series 1), however, we do not believe such inclusion as an “Illiquid Security” on the TASE will have a material effect on our financial condition.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate Details

Our legal and commercial name is Sapiens International Corporation N.V., and we were incorporated and registered in the Netherlands Antilles on April 6, 1990. We are a public limited liability company and operate under the provisions of the Netherlands Antilles Commercial Code. Our registered office is located at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, Netherlands Antilles and our telephone number in Curaçao is + 5999-736-6277. United International Trust N.V. is the Company’s agent in Curaçao and serves as a member of our Board of Directors. Our World Wide Web address is www.sapiens.com. The information contained on the web site is not a part of this annual report.

Important Business Developments since January 1, 2006

In May 2005, we entered into an agreement with F.I.D. Holdings Ltd. and Israel Discount Bank Ltd., the investors in eZone (the “Investors”), regarding the payment of the remaining $4.0 million due to the Investors, pursuant to the March 2004 agreement between us and the Investors. We agreed to pay $2.0 million on May 2, 2005, $1.0 million by April 1, 2006 and $1.0 million by August 1, 2006. In addition, the interest to be paid on the outstanding principal amount was changed to London Interbank Offered Rate (“LIBOR”) plus 2.5%. The first installment of $2.0 million was paid as required at the beginning of May 2005. In August 2006, we entered into an agreement with the Investors whereby the Investors converted the $1.0 million payment that was due on April 1, 2006 into 781,250 Common Shares and the $1.0 million payment that was due on August 1, 2006 was delayed to August 1, 2007. The Investors may, at their sole discretion, convert all or any portion of the $1.0 million payment now payable on August 1, 2007 into our Common Shares, at a conversion price per each share of $3.20.

(For further details about the transaction with the Investors, see Item 10, “Additional Information – Material Contracts – Agreements with FID and Israel Discount Bank Ltd.”)

In August 2006 we convened a general meeting of the debenture holders, where a special resolution was adopted concerning the amount and the timing of the first installment payment of the principal of the debentures. A majority of the debenture holders approved that (a) 50% of the first payment amount, approximately $2.4 million, will be deferred to December 5, 2009 (the last date of payment of the principal on the debentures), and (b) with respect to the other 50% of the first payment amount, the Company could chose from the following alternatives, in its sole discretion: (1) to convert such amount on December 5, 2006 into our Common Shares, at a conversion price per share of $1.28, which reflects the average closing price for the 10 day period prior to July 17, 2006, or (2) to pay the approximately $2.4, million amount to the debenture holders, in cash. On December 5, 2006, we made the payment in cash.

In December 2006, we entered into loan agreement with Bank Leumi Le-Israel whereby we borrowed an aggregate amount of approximately $2.5 million. The proceeds of the loan enabled us to make the December 2006 principal and interest payment on the debentures. The loan was secured by a pledged deposit of Formula. The loan bears an annual interest rate equal to the prime rate of interest in Israel plus 0.5% (for a total of 6.5%) and the principal and interest are due on August 30, 2007.

(For further details about the loan from Bank Leumi, see Item 5, “Operating and Financial Review and Prospects - Liquidity and Capital Resources – Credit Lines.”)

On June 27, 2006, we entered into agreements for a new revolving credit line facility for borrowings of up to $9.2 million, until June 30, 2007. We are currently negotiating the extension of the credit line facility for another year. We cannot be certain that an agreement will be signed, though we expect that an agreement will be signed that extends the current credit line, on substantially similar terms, for an additional year.

(For further details about the credit lines, see Item 5, “Operating and Financial Review and Prospects - Liquidity and Capital Resources – Credit Lines.”)

In August 2006, we entered into a share issuance agreement with Formula whereby Formula invested $2.0 million in the Company, and we issued 1,562,500 Common Shares to Formula, at a purchase price per share of $1.28, which was the average closing price for the 10 day period prior to July 17, 2006, and which was the same as the conversion price approved by the debentures holders at the August 2006 meeting.

(For further details about the Formula investment, see Item 10, “Additional Information – Material Contracts- Agreements with Formula.”)

In June 2007, we entered into a private placement investment transaction with several institutional investors, private investors and Formula for an aggregate gross investment amount of $20 million (excluding finders’ fees and out of pocket expenses). As of June 27, 2007, we have held closings for $17.5 million of the investment, $5 million of which was by Formula. We issued to the investors an aggregate of 5,833,333 Common Shares (of which 1,666,667 Common Shares were issued to Formula), at a price per share of $3.00 which reflected a premium of approximately 25% above the trading price of our Common Shares (as of the date our Board of Directors approved the investment). The closing for the remaining $2.5 million, for an aggregate of 833,333 Common Shares, is expected by June 30, 2007. The investors were all non-US persons, and the Common Shares were issued to the investors pursuant to Regulation S. As a result, the issuance of the Common Shares to the investors was exempt from registration under the Securities Act.

In June 2007, we purchased an aggregate amount of NIS 15,000,000 nominal value, representing approximately $3.5 million of the outstanding debentures. Pursuant to the terms of the prospectus governing the debentures, the amount repurchased by us was retired and removed from circulation. As a result, the total amount that we must pay in December 2007 was reduced to approximately $4.6 million, approximately $4.2 million for the second of the four annual re-payments of the principal of the debentures, and approximately $0.4 million for the semi-annual interest payment.

Capital Expenditures and Divestitures since January 1, 2004

Our principal capital expenditures during the last three years related mainly to the purchase of computer equipment and software for use by our subsidiaries. These capital expenditures totaled $442,000 in 2004, $366,000 in 2005 and $276,000 in 2006.

B.	Business Overview

We are a global provider of information technology (“IT”) solutions that modernize business processes to enable insurance and other leading companies to quickly adapt to change. Our solutions, sold as customizable software modules, align IT with business demands for speed, flexibility and efficiency. Our solutions are supplemented by our technology, methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications. Our solutions include scalable insurance applications we have developed for leading organizations such as AXA, Norwich Union, Liverpool Victoria, IAT Group, ING, OneBeacon, Principal Financial Group, the Surplus Line Association of California, Allianz Group, Texas Farm Bureau Insurance Companies, Menora Mivtachim Insurance, PZU, Santam and Synergy Insurance. Our service offerings include a standard consulting offering that helps customers make better use of IT in order to achieve its business objectives.

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

Our primary goal is to rise to a position of global leadership in delivering strategic business software solutions to the insurance industry, selling Sapiens INSIGHT™, our suite of modular business software solutions. Our mission is to drive customer profitability in the global insurance industry through thought leadership and the proven delivery methodology of our innovative solutions. We plan to achieve this objective by combining our insurance expertise and extensive experience in implementing feature-rich, robust, high volume solutions in order to deliver to our clients customizable software products for life insurance, pensions and annuities, general insurance, reinsurance and specialized underwriting. The primary building block of our Sapiens INSIGHT™ solution remains Sapiens eMerge™, our business rules engine that has evolved and matured over the course of thousands of man-years of research and development efforts. Sapiens eMerge™, which serves over 100 of our clients worldwide, reduces the cost of business software development and maintenance.

We market our solutions globally through our direct sales force and through marketing alliances with global IT providers, such as IBM Corporation and Electronic Data Systems Corporation. We have cooperated with IBM Corporation for over 10 years at what IBM refers to as a “Premier Business Partner” level. Currently, we work with IBM on solutions, joint development, testing, validation and marketing. Through this and other business alliances, we have developed extensive knowledge in mainframe and mid-range systems, including CICS, DB2, MQ and the WebSphere e-business platform. We are also a member of IBM’s Insurance Application Architecture (IAA) group and the ISV Advantage Program for the Small and Medium Business insurance market segment. These alliances enable us to reach a broader base of customers while complementing our partners’ offerings.

Industry Background

The global insurance industry is at a crossroads; facing increased underwriting risks, a highly competitive landscape, new regulations, complicated sales channels and demanding customers.

The insurance industry is struggling to meet heightened needs of intermediaries and customers that have grown to expect information and answers immediately on request. Increased competition, demographic trends, legislative and regulatory requirements and escalating operational costs add to the complex challenges insurance organizations face today.

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

By creating cross-functional teams and working with leading insurance companies, we have formulated Sapiens INSIGHT™, a suite of modular business software solutions that make use of existing assets to quickly and cost-effectively modernize business processes that are the key to survival in the current, challenging insurance landscape. Our Sapiens INSIGHT™ insurance solutions suite is already helping enterprises adapt to the marketplace’s time and cost pressures.

We collaborate with our customers to tailor the Sapiens INSIGHT™ solutions to achieve the unique operational performance goals of each organization. In addition, we have executed independent projects for the insurance market, providing enhanced information access and visibility to empower the sales, agent and broker community, thus accelerating transaction processing for improved customer service and business efficiency. Our insurance solutions, which include the Sapiens INSIGHT™ family, are based on Sapiens eMerge™, our rules-based rapid application development (RAD) suite, which enables rapid solution development and maintenance. The Sapiens INSIGHT™ modules therefore allow the codifying of carriers’ implicit business rules into explicit, executable technical rules. The transition to a rules-based system allows for rapid interactive development by technical and business personnel, allowing business users to make changes using everyday language rules rather than application code. Our insurance solutions are compatible with a variety of platforms including IBM System z, IBM System i and HP UNIX at the host-side and Intel-based Web servers. They are also compatible with open architecture standards such as .NET, Java EE, XML, Web Services and application server platforms such as IBM’s WebSphere™.

Sapiens INSIGHT™ is designed for the general (property and casualty) and life insurance markets. These solutions can be customized to match specific legacy systems and business requirements, while providing pre-configured functionality. These solutions can be used independently or together as follows:

* Sapiens INSIGHT™ for Property & Casualty

INSIGHT™ for Property & Casualty (formerly known as Policy INSIGHT™) is a fully functional, general insurance policy administration solution that makes it easier for brokers and agents to do business with carriers. By automating the process, this web-enabled solution reduces the cost of doing business and optimizes risk selection through the use of rules based underwriting. Sapiens INSIGHT™ for Property & Casualty is designed to improve internal efficiencies and simplify and accelerate the cycle of new business, and property and casualty policy processing and administration, by automating policy lifecycle processes and by allowing business analysts to quickly respond to changing rate and regulation issues. The solution also provides functionality supporting the rapid development and launch of new products to keep pace with competitive pressures and market opportunities. Sapiens INSIGHT™ for Property & Casualty is available as a complete package, or in individual modules. Some of the individual modules are: Policy Administration, Billing, Claims, Commissions and Reinsurance.

* Sapiens INSIGHT™ for Life & Pensions (INSIGHT™ for Life & Health)

Sapiens INSIGHT™ for Life & Pensions, known in the United States as Sapiens INSIGHT™ for Life & Health, is a powerful and comprehensive framework-based life and pensions solution that serves companies administering life insurance, pension funds, health insurance and saving plans.

Sapiens INSIGHT™ for Life & Pensions is dynamic, highly customizable and can be easily accommodated to administer changes in processes. It is fully web-enabled, prepared to utilize the advantages of the Internet and intranets.

Sapiens INSIGHT™ for Life & Pensions consists of the following independent modules that can be implemented together or only individually:

—	Processes Management - An efficient processes management module, very easy to build and maintain

—	Products Management - Set of tools that enables minimum time-to-market

—	Dossier Administration

—	Surrender Value and Paid-Up policies processes

—	Billing and Collection

—	Funds Revaluation

—	Investment Gateway

* Sapiens INSIGHT™ for Underwriting

Sapiens INSIGHT™ for Underwriting (formerly MediRisk INSIGHT™) is an underwriting solution for life, health and disability insurance. It reduces a customer’s costs by automating a larger portion of the process of evaluating the risks of new business and by streamlining the procedures for handling new business. By using this solution, an insurance company can make underwriting assessments on new cases earlier in the business cycle and achieve greater consistency in its decision-making. We market Sapiens INSIGHT™ for Underwriting on the basis of 17 licensing and distribution agreements with MediRisk Solutions Ltd. which developed and holds the intellectual property rights to the solution.

* Sapiens INSIGHT™ for Reinsurance

Sapiens INSIGHT™ for Reinsurance is a sophisticated solution for the insurance market, designed to support carriers and reinsurers in the management of all types of reinsurance for the general (property and casualty) insurance market, according to the rapidly changing requirements of the international reinsurance market. This state-of-the-art, web-enabled solution streamlines and reduces the cost of handling all reinsurance functions through automation, is based on ACORD standards and B2B XML technology, and is designed for a multi- language, multi- currency, multi- company environment.

* Sapiens INSIGHT™ for Claims

Sapiens INSIGHT™ for Claims is a solution that effectively manages and streamlines the information flow of claim handling across an insurance provider’s entire organization. The claims handled include disability and maturity claims (annuities, pensions), death claims and health claims. This solution uses highly accessible business rules and messaging standards and allows the use of a company’s existing information assets. Thus, the solution improves operational efficiency and enables better and more versatile customer service capabilities, with the goal of providing faster return on investment by reducing the total claims payout.

* Sapiens INSIGHT™ for Closed Books

Sapiens INSIGHT™ for Closed Books, also known as LifeLite, is a solution for life insurance companies and pension funds seeking ways to reduce the cost of maintaining long-term closed books of business, that is, lines of business that are no longer current. We provide customizable solutions thatenable companies to efficiently and more effectively administer policies and claims relating to closed books. Lower ongoing cost of ownership is achieved by replacing “old” systems (which reflect out-dated business models and working practices with long processing cycles and limited on-line functionality) with modern technology and a Web browser user interface. In September 2004, we purchased the technologies underlying the Sapiens INSIGHT™ for Closed Books solution from Liverpool Victoria Friendly Society Limited.

Our Core Technology- Sapiens eMerge™

Our solutions are built on Sapiens eMerge™. Sapiens eMerge™ is a data-driven, rules-based, enterprise-scale transaction engine that facilitates business process integrity, application scalability and high performance. Its foundation is a rules-based development tool and repository that imposes easily-coded business rules, lending unconventional speed, visibility, agility and cost-effectiveness to the business software lifecycle. The use of Sapiens eMerge™ reduces the complexity of programming so that new applications and modifications of existing ones can be produced in a much shorter time frame than through conventional programming.

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

Sapiens eMerge™ is based on a multi-level architecture and operates in multi-platform environments, encompassing many hardware vendors, operating system environments and databases. Host-side platforms supported include IBM’s System z (zSeries), System i (iSeries), HP-UNIX and Linux. Sapiens eMerge™ supports databases such as DB2, VSAM, IMS, DB2/400 and Oracle. Since Sapiens eMerge™ exemplifies open systems and cross-platform capabilities, solutions developed with it can be seamlessly migrated from platform to platform and from database to database.

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

—          Strong Technical Competence. Our solutions enable organizations to capitalize on their existing large-scale applications and data by non-intrusively integrating them with modern applications and technologies. Our solutions not only extend the productive life of older computer systems but simultaneously provide a migration path to next-generation technologies. Our solutions are designed for an extensive list of computing platforms and technologies including IBM zSeries and iSeries, HP-Unix at the host server-side and Windows 2000 / XP Web Servers. Due to the separation between business logic, data access logic and presentation logic, applications developed for a particular computing platform and database are seamlessly portable to other supported computing platforms and databases. The platform-independent nature of our solutions allows them to be scaled according to the needs of the organization. Sapiens eMerge™ has proven to be extremely scalable, allowing the daily execution of hundreds of millions of business rules for tens of thousands of concurrent users.

Customers

Sapiens INISGHT™

We market our Sapiens INISGHT™ suite of solutions to insurance carriers in four main categories: Property & Casualty (known as General Insurance in Europe); Life and Pensions (known as Life and Health in the United States), Reinsurance and Medical Underwriting. Our customers and target markets have direct written premiums in the range of $80 million to $5 billion per year. However, given the flexibility and modularity of the Sapiens INISGHT™ suite of solutions, our offerings can accommodate most situations and budgets.

Sapiens eMerge™

We market Sapiens eMerge™ primarily to corporate clients and government entities with large information technology budgets and ongoing maintenance and development needs. Our corporate customers include, among others, insurance companies, banks and other companies offering financial services, as well as companies in the manufacturing and transportation sectors.

The principal markets in which we compete are located in North America, Europe, Israel and Japan. As of December 31, 2006, we had approximately 140 customers in all the geographical areas in which we operate. Of these, the primary customers were Menora Mivtachim Insurance, Synergy, PZU, EDS Credit Services Limited, Texas Farm Bureau Insurance Companies, Liverpool Victoria Friendly Society Limited, Occidental Fire and Casualty Company of North Carolina and AXA Corporation, accounting for 52% of our gross revenues during 2006.

Competition

The market for enterprise software solutions is highly competitive and characterized by rapidly changing technology, evolving industry standards and customer requirements, and frequent innovations. On the operational level, insurance companies are focusing their business in an attempt to reduce costs and maximize efficiency, and to respond to frequent changes in regulations. Insurance companies need a solution that provides flexible management of business processes, support for rapid changes in regulations and fast time to market. The INSIGHT™ suite of solutions was designed to answer those challenges.

The following is a breakdown of the competition that we face in each of our primary markets:

Sapiens INSIGHT™ - Insurance

Our competitors in the market for solutions offered to the insurance industry fall into several categories: vendors of complete systems, vendors of insurance software products, large multinational integrators and local integrators in the various territories in which we operate. Examples of these competitors are:

In the United States:	CSC, Camilion, SOLCORP, Fineos, SAP, SunGard, Navisys, Fiserv, OneShield, Ascendant One, Insurity, IDP, The Innovation Group, Duck Creek and AQS;

In the United Kingdom:	Unisys, SunGard, FIS Software (an affiliate of Formula) and RebusIs;

In Germany:	Falmeyer (FJA) and COR AG Insurance Technologies.

Examples of large integrators in the insurance field are Electronic Data Systems and CSC (companies that also have customer or alliance relationships with Sapiens in other fields). An example of a competitor that is a local integrator is Ness Technologies in Israel.

In addition, we face competition from our customers’ and our potential customers’ internal IT departments, who often prefer to develop solutions in-house.

We differentiate ourselves from our competition with a few key factors:

(i)	Sapiens INSIGHT™ is innovative and modern, rich in functionality and Internet compatible.

(ii)	As a result of the Sapiens INSIGHT™ architecture, customers may implement the full solution or parts of it, and readily integrate it into existing “legacy” systems.

(iii)	Sapiens INSIGHT™ is agile and flexible to use, based on its product configurator and its business rule technology.

Sapiens eMerge™ - Business Rules Engines

There has been an infusion of new vendors and new features into the business rules engine and management marketplace. Our competitors in the business rules engines and management marketplace include, among others, Fair Isaac (Blaze), Pegasystems, ILOG, Computer Associates, Haley, Corticon, Versata, RuleBurst and ESI.

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

Sapiens eMerge™ - IT Solution Delivery

By leveraging our differentiating characteristics mentioned above, we compete in the much larger IT solution delivery market, carving out for ourselves a niche attractive to mid-size enterprises seeking rapid and cost-effective custom software solutions. Our competitors in this domain include, among others: IBM, EDS, CSC, Accenture, Unisys, and India-based system integrators such as Tata, Infosys, and WiPro.

International Advisory Board

In May 2007, we disbanded our International Advisory Board that was created during 2004, as part of our cost-cutting efforts. Previously, we disbanded our Americas Advisory Board and our UK Vision Board.

Sales and Marketing

To reach the broadest potential customer base, we use multiple distribution channels, including a direct sales force and relationships with system integrators and, in certain geographic areas, distributors.

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

We employ a variety of business development and marketing techniques to communicate directly with current and prospective clients. These techniques include exhibiting at trade shows and industry conferences, disseminating product brochures and other literature, direct-mail marketing, authoring articles, and hosting business forums for customers and prospective customers on technology and industry issues.

Customer Maintenance and Support

We believe that a high level of post-contract customer support is important to the successful marketing and sale of our solutions. We employ a team of technical specialists who provide a full range of maintenance and support services to our customers. The typical direct sale to a client includes initial maintenance, training and consulting services. In addition, substantially all of our clients for which we have developed applications elect to enter into an ongoing maintenance and support contract with us. The term of such a contract is usually twelve months. A maintenance contract entitles the customer to technology upgrades, when made generally available, and technical support. In addition, we offer introductory and advanced classes and training programs available at our offices and at customer sites.

Our authorized distributors and system integrators also provide customers with training, product support and consulting services. Each of our software distributors is capable of providing training in its respective country. In addition, many international partners and distributors, particularly independent software vendors, operate their own technology training programs.

Geographical Distribution of Revenues

The following is a breakdown of our revenues by geographical areas based on our geographic markets, both in thousands of dollars and as a percentage of total revenues for the years indicated:

	2004		2005		2006

United Kingdom	$18,217	38.1%	$12,604	32.0%	$13,805	31.2%
North America	12,381	25.9	10,046	25.5	9,895	22.3
France	1,352	2.8	1,131	2.9	902	2.0
Germany	1,814	3.8	1,414	3.6	837	1.9
Israel	8,910	18.6	9,147	23.2	12,072	27.2
Japan	3,147	6.6	3,902	9.9	4,491	10.1
Other	1,983	4.2	1,160	2.9	2,309	5.3

Total	$47,804	100.0%	$39,404	100.0%	$44,311	100.0%

For details of revenues by category of activity, see the table entitled “Selected Financial Data” under Item 3, “Key Information.”

Seasonality

Even if not reflected in our 2005 or 2006 results, traditionally, the first and third quarters of the fiscal year have tended to be slower quarters for us and the industries that we target. The first quarter usually reflects a lull following an active fourth quarter as companies rush to complete deals and utilize budgets before the end of the fiscal year. The slowdown in the third quarter reflects the summer months, which usually have reduced activities in many of the regions where are customers are located.

Intellectual Property

In accordance with industry practice, we rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology. We believe that due to the dynamic nature of the computer and software industries, copyright protection is less significant than factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services. We seek to protect the source code of our products as trade secret information and as an unpublished copyright work. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements which grant customers a personal, non-transferable license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. In addition, we attempt to protect trade secrets and other proprietary information through agreements with employees, consultants and distributors.We do not believe that patent laws are a significant source of protection for our products and we do not hold any patents.

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

Our Sapiens INSIGHT™ group of solutions include our proprietary technology as well as technology licensed by customers (such as Liverpool Victoria, OneBeacon Insurance Company, Allianz Suisse and Menora) or strategic partners (MediRisk Solutions).

C.	Organizational Structure

Sapiens International Corporation N.V. is the parent company of the Sapiens group of companies. We have a number of subsidiaries in Israel and throughout the world. The significant subsidiaries are as follows:

Sapiens International Corporation B.V. (“Sapiens B.V.”): incorporated in The Netherlands and 100% owned by Sapiens. Unless otherwise indicated, the other subsidiaries of Sapiens listed below are all 100% owned by Sapiens B.V.:

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

We are a member of the Formula Systems (1985) Ltd. Group (NASDAQ: FORTY and TASE: FORT). Formula is a holding and managing company of publicly traded companies and their subsidiaries. Formula companies provide IT solutions worldwide, developing and implementing innovative, proprietary software, services and solutions, turnkey projects and outsourcing services as well as software distribution and support. As of June 27, 2007, Formula beneficially owned approximately 53% of our outstanding Common Shares.

In November 2006, Emblaze purchased the controlling interest in Formula, and as a result, controls us. As of June 1, 2007, Emblaze beneficially owned 50.1% of the outstanding share capital of Formula.

Based on Formula’s beneficial holding of over 50% of the outstanding Common Shares of the Company, and based on Emblaze’s beneficial holding of over 50% of the outstanding share capital of Formula, both Formula and Emblaze may be considered to control us.

D.	Description of Property

We lease office space in Israel, the United States, the United Kingdom, France and Germany. The lease terms are generally five to ten years. In Israel, we lease approximately 45,350 square feet of office space; in the United States, approximately 8,400 square feet; in the United Kingdom, approximately 13,800 square feet; and smaller areas in the other locations. In 2006, our rent costs totaled $1.68 million in the aggregate for all of our leased offices. Our corporate headquarters are located in Israel and our core research and development activities are performed at our offices in Israel. Our sales, marketing and general and administrative activities are performed in each of our offices. We believe that our existing facilities are adequate for our current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto.

Overview

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and result of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our financial statements required us to make estimations and judgments, in accordance with U.S. GAAP, that affect the reporting amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, bad debts, goodwill and other intangible assets, foreign currency fluctuation, capitalized software development costs, deferred taxes, income taxes, restructurings and legal contingencies. We based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. More detailed descriptions of these policies are provided in Note 2 to the consolidated financial statements.

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

Revenues under multiple-element arrangements, which may include software licenses, support and maintenance, and training and consulting services, are allocated to each element based on their respective fair values based on vendor-specific objective evidence of the respective undelivered elements. This objective evidence represents the price of products and services when sold separately. When vendor-specific objective evidence of fair value exists for undelivered elements but does not exist for delivered elements of a software arrangement, we use the residual method for recognition of revenues, when all other revenue recognition criteria are met. Under the residual method, we defer revenues related to the undelivered elements based on their vendor-specific objective evidence of fair value and recognize the remaining arrangement fee for the delivered elements. When vendor-specific objective evidence of fair value for undelivered elements does not exist, revenues from the entire arrangement are recognized over the term of the agreement.

We recognize revenue from consulting services ratably over the contractual period or as the services are performed. We recognize revenue from support and maintenance agreements ratably over the term of the agreement, which is typically one year. We recognize revenues from training arrangements as the services are performed.

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

Our project business derives a significant portion of its revenue from fixed price contracts. Revenues from fixed-price contracts are recognized based on Statement of Position No. 81-1 “Accounting for Performance of Construction Type and Certain Production Type Contracts,” which requires the accurate estimation of the cost, scope and duration for each project. Revenue and related cost for these projects are recognized on percentage of completion, using the input measure or output measure to assess the percent completed with revisions to estimates reflected in the period in which changes become known. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage the project properly within the projected periods of time or satisfy our obligations under the contract, project margins may be significantly and negatively affected, which may result in losses on existing contracts. Any such resulting reductions in margins or contract losses in a large, fixed-price contract may have a material adverse impact on our results of operations.

Bad Debt

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers was to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required.

Goodwill and other identifiable intangible assets

SFAS No. 142, “Goodwill and Other Intangible Assets” requires that goodwill be tested for impairment on adoption and at least annually thereafter. Goodwill is required to be written down when impaired, rather than amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using market capitalization.

We selected December 31st as the date on which we will perform our annual goodwill and intangible assets with an indefinite life impairment tests. Through December 31, 2006, no impairment was required.

In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” our long-lived assets are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In measuring the recoverability of assets, we are required to make estimates and judgments in assessing our forecast and cash flows and compare that with the carrying amount of the assets. Additional significant estimates used by management in the methodologies used to assess the recoverability of our long-lived assets include estimates of future cash-flows, future short-term and long-tem growth rates, market acceptance of products and services, and other judgmental assumptions, which are also affected by factors detailed in our Risk Factors section in this Annual Report (see Item 3, “Key Information – Risk Factors”). If these estimates or the related assumptions change in the future, we may be required to record impairment charges for our long-lived assets.

Share-Based Payments

Effective January 1, 2006, we adopted Statement of Financial Accounting Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123 (R)”), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFFS 123”) which requires the measurement and recognition of compensation expense based on estimated fair values for all shared based payments awards made to employees and directors. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SAFS 123 (R). We have applied the provisions of SAB 107 in our adoption of SFAS 123 (R).

SFAS 123 (R) requires us to estimate the fair value equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the awards that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of operations. Prior to the adoption of SFAS 123 (R), we accounted for equity based awards under the fair value recognition provisions of SFAS 123.

We adopted SFAS 123 (R) using the Modified Prospective Method. Under that transition method, compensation cost recognized in the year ended December 31, 2006 included: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006 based on the grant-date fair value estimated in accordance with the provisions of the SFAS 123 (R). In December 2005, primarily as a result of the issuance of SFAS No. 123 (R), we accelerated the vesting of all unvested stock options held by employees and directors.

Beginning on the date of adoption of SFAS 123 (R), we estimate forfeitures based on historical experience and other factors; previously, we recorded forfeitures as they occurred.

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

Deferred Taxes

Management judgment is required in determining our future taxable income for purposes of assessing our ability to realize any future benefits from our deferred tax assets. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. If actual results differ from these estimates or we adjust these estimates in future periods, our operating results and financial position could be materially affected. If we determine that we will be able to realize the deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset would increase income in the period in which such determination is made. On the other hand, should we determine that we will not be able to realize all or part of the net deferred tax assets in the future, an adjustment to the deferred tax assets will be charged to expenses in the period in which such determination is made. In 2006, we increased our deferred income tax assets resulting from loss carry-forward and other tax credits by $1.9 million and increased the related valuation allowance by $2.0 million.

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

Legal Contingencies

We are currently involved in certain legal proceedings and claims that arose in the ordinary course of business, as discussed in Note 11 of our consolidated financial statements. As of December 31, 2006, we have accrued our estimate of the probable costs for the resolution of those claims where we believe it is probable that we will incur a loss. This estimate has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not expect these claims and/or proceedings to have a material adverse effect on our consolidated financial position. It is possible, however, that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by changes in our assumptions related to these claims and proceedings.

Restructurings

In February 2006, we began to implement a restructuring plan for the purpose of reducing costs and restoring profitability. The restructuring plan includes the termination of the employment of approximately 25 employees.

In addition, in February 2005, we implemented a restructuring plan which resulted in the termination of approximately 40 employees.

The Company’s restructuring plans in 2006 and 2005 resulted in costs of $758,000 and $1.1 million, respectively.

Recent Accounting Pronouncements

SFAS 157 – Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). This Statement defines fair values, establishes a framework for measuring fair values in generally accepted accounting principles and expands disclosures about fair values measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We believe that SFAS 157 will not have a material effect on our consolidated financial statements.

FIN 48 – Accounting for Income Taxes

In June 2006, the FASB issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax position taken or expected to be taken on a tax return. Under FIN 48, tax positions shall initially be recognized in the financial statement when it is more-likely-than-not that the position will be sustained upon examination by the tax authorities. Such tax position shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. FIN 48 also revises disclosure requirements to include an annual tabular roll forward of unrecognized tax benefits. The provisions of this interpretation are required to be adopted for fiscal periods beginning after December 15, 2006. We will be required to apply the provisions of FIN 48 to all tax positions upon initial adoption with any cumulative effect adjustments to be recognized as an adjustment to retained earnings. The adoption of FIN 48 does not have a material impact on our consolidated financial statements.

SFAS 159 - Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We have not yet determined the effect that the adoption of SFAS No. 159 will have on our consolidated financial statements.

A.	Operating Results

Years ended December 31, 2005 and 2006

Revenues. Revenues from the sale of products are comprised of sales of Sapiens eMerge™ licenses, license upgrades, specially designed products for the insurance industry such as “Sapiens INSIGHT™ for Property & Casualty,” “Sapiens INSIGHT™ for Closed Books,” “Sapiens INSIGHT™ for Life & Pensions,” “Sapiens INSIGHT™ for Reinsurance,” “Sapiens INSIGHT™ for Underwriting, “ and “Sapiens INSIGHT™ for Claims” application development, re-engineering computer systems and converting operating systems. These specially designed products are provided to customers either on a fixed-price or time and materials basis. Revenues from services include mainly consulting on a time and materials basis, maintenance and support.

Total revenues in 2006 increased 12.4% to $44.3 million from $39.4 million in 2005. Product revenues in 2006 decreased 21.8% to $10.4 million in 2006 from $13.3 million in 2005. Consulting and other service revenues in 2006 increased 29.9% to $33.9 million from $26.1 million in 2005.

Our product revenues for the year 2006 decreased mainly due to changes in the contract terms with our major customer Menora. As a result of these contractual changes, we changed certain revenue classifications from product to consulting. The increase in consulting and other service revenues came as a result of the change to the Menora contract mentioned above. In addition, we started consulting projects with two new customers (PZU in Central Europe and Synergy in the United Kingdom, for a total of $6.9 million).

Cost of Revenues and Gross Profit. Cost of revenues increased 16.1% to $28.8 million in 2006 from $24.8 million in 2005. Cost of revenues relating to products is comprised of salaries and other personnel-related expenses of software consultants and engineers ($4.0 million, or 63.5% of our total costs of products in 2006, and $5.7 million, or 64.8% in 2005), amortization of capitalized software development costs ($1.1 million or 17.5% in 2006 and $1.3 million or 14.8% in 2005), royalties to the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel (“OCS”) ($534,000 or 7.9% in 2006, and $1.1 million or 12.5% in 2005) and other costs ($677,000 or 11.1% in 2006, and $726,000 or 8.0% in 2005). Cost of revenues relating to consulting and other services is comprised of salaries and other personnel-related expenses, and amortization of capitalized software development costs. Salaries and other personnel-related expenses amounted to $19.0 million in 2006, an increase of 40.7% from $13.5 million in 2005, mainly because of the new projects. Amortization of capitalized software development costs amounted to $3.5 million or 15.6% of our cost of revenues related to consulting in 2006 and $2.5 million or 15.6% in 2005.

Our gross profit in 2006 increased 6.2% to $15.5 million from $14.6 million in 2005. The gross profit margin decreased by 5.2% to 35.0 % from 36.9% in 2005. Gross margin decreased as a result of the $1.4 million decrease in revenue from license sales, which reflected 58% of the 5.2% decrease in our gross margin.

Gross profit from product revenues decreased 8.9% in 2006 to $4.1 million from $4.5 million in 2005. Gross margin from product revenues was 39.5% in 2006, an increase of 17.2% from 33.7% in 2005. The increase in product gross margin was due to projects with higher margins.

Gross profit from consulting, maintenance and other services increased 12.9% to $11.4 million in 2006 from $10.1 million in 2005. Gross margin from consulting, maintenance and other services decreased 13.0% in 2006 to 33.6% from 38.6% in 2005. The decrease in the gross margin from consulting, maintenance and other services is due to the change in the nature of our relationship with certain customers (including Menora) in 2006 and the transfer of certain revenues from product to consulting, which had smaller gross margins.

Amortization of capitalized software development costs increased 21.1% to $4.6 million in 2006 from $3.8 million in 2005. The increase is due to the release for sale of a new Sapiens eMerge™ version at the beginning of 2006.

Research and Development, net. Research and development (“R&D”) costs are mainly comprised of labor costs and depreciation of property and equipment, reduced by grants from the OCS and capitalization of software development costs. Net R&D expenses decreased 7.4% in 2006 to $2.5 million from $2.7 million in 2005. The decrease in spending on R&D recorded in 2006, as compared with the previous year, resulted from the reduction in the number of R&D employees.

A portion of our R&D expenditures is funded by the OCS in accordance with programs entitling the government of Israel to receive royalties on sales of products and services developed as a result of R&D projects so funded. In 2006 we had no R&D expenditure that benefited from OCS funding. In 2005 our net R&D expenditure that benefited from OCS funding was $520,000.

Capitalized software development costs increased 9.3% to $4.7 million in 2006 compared with $4.3 million in 2005.This increase reflected our development efforts on Sapiens INSIGHT™ products.

Selling, Marketing, General and Administrative expenses, net. Selling, marketing, general and administrative, net expenses (“SG&A expenses”) decreased 16% in 2006 to $13.6 million from $16.2 million in 2005. SG&A expenses consist primarily of salaries and other personnel-related expenses, which in 2006 amounted to $8.1 million, or 59.6% of total SG&A expenses, and in 2005 to $10.3 million or 63.6% of total SG&A expenses as well as other costs associated with our sales and marketing efforts and our general and administrative activities such as rent which amounted to $2.4 million in 2006, accounting, legal and other public company expenses in the amount of $0.7 million, depreciation costs of $0.3 million, marketing costs, including tradeshows and design, in the amount of $0.4 million and other miscellaneous costs amounting to $1.6 million. General and administrative expenses include offices and office maintenance, communications, external consultants and other expenses. The decrease in SG&A expenses in 2006 was the result of planned and consistent efficiency measures implemented by our management, which resulted in reduced expenses, particularly reduced salary as a result of the February 2006 restructuring, which resulted in a reduction of annual direct labor costs of $2.6 million. In addition, in the third quarter of 2006, the Company wrote-off $360,000 due to bad debts.

Restructuring Costs. Restructuring costs in 2006 were $758,000 as a result of the restructuring we implemented in February 2006, which resulted in the termination of approximately 25 employees. Restructuring costs in 2005 were $1.1 million, as a result of the restructuring we implemented in February 2005, which resulted in the termination of approximately 40 employees. There are no restructuring costs from the 2006 terminations that have not been recorded in our consolidated financial statements.

Financial expenses, net. Our financial expenses, net, increased 22.2% to $2.2 million in 2006 from $1.8 million in 2005. The increase is due to the sale of our marketable securities which resulted in a decrease of $187,000 in financial income and the net effect of currency fluctuations in the amount of $235,000.

Taxes on Income. Our net tax expenses in 2006 were $325,000 compared with $1.8 million in 2005, due to the fact that in 2005 our deferred tax asset and tax advances were reduced by a total of $1.6 million as compared to 2006 when they were reduced by $160,000. In addition, in 2006 we incurred current tax expenses of $165,000, of which $104,000 were in Japan.

Our provision for taxes on income relates to operations in jurisdictions other than the Netherlands Antilles. The effective income tax rate varies from period to period as a result of the various jurisdictions in which we operate and where each one has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowance of deductions, credits and other benefits). We record a valuation allowance if we believe that it is more likely than not that the deferred income taxes regarding the loss carry forwards and other temporary differences, on which a valuation allowance has been provided, will not be realized in the foreseeable future. We did not recognize a majority of the deferred tax assets relating to the net operating losses of our subsidiaries worldwide due to the uncertainty of the realization of such tax benefits in the foreseeable future.

Net Loss. Net loss to shareholders of Common Shares for 2006 was $3.8 million, a decrease of 58% compared with a net loss to shareholders of $9.1 million in 2005. The decrease in net loss to shareholders in 2006 was primarily the result of planned and consistent efficiency measures implemented by our management, which resulted in a reduction of $4.3 million in our operating losses, and the reduction in our tax expenses in the amount of $1.5 million.

Years ended December 31, 2004 and 2005

As a result of the changes we made in 2006 to the classification of our amortization of capitalized software costs between product sales and consulting services, we have reclassified some of the 2005 and 2004 numbers to conform to the 2006 presentation above and in our consolidated financial statements.

Revenues. Total revenues in 2005 decreased 17.6% to $39.4 million from $47.8 million in 2004. Product revenues in 2005 decreased 50.4% to $13.3 million in 2005 from $26.8 million in 2004. Consulting and other service revenues in 2005 increased 24.3% to $26.1 million from $21.0 million in 2004.

Our product revenues for the year 2005 decreased mainly due to the completion of multi-year projects for two of our customers – EDSCS and Liverpool Victoria in the United Kingdom, which amounted to a decline of $4.3 million, or 32% of the decline in our product revenue, and two of our customers CSC and OneBeacon in the United States, which amounted to a decline of $3.1 million, or 23% of the decline in our product revenue, and the decision of such customers not to place follow-on orders. Product revenues also declined as a result of the prolonged periods of time required to negotiate with our customers, particularly in the insurance industry. The increase in consulting and other service revenues came as a result of higher revenues from consulting, were mainly due to the fact that the nature of our relationship with certain customers changed from project delivery to consulting services. As a result of a decrease in sales of new licenses, maintenance revenues decreased in the United Kingdom, the United States, Germany, Japan and Switzerland where the decrease from 2004 amounted to $359,000, $481,000, $154,000, $135,000 and $151,000, respectively.

Cost of Revenues and Gross Profit. Cost of revenues decreased 10.5% to $24.8 million in 2005 from $27.7 million in 2004. Cost of revenues relating to products, is comprised of salaries and other personnel-related expenses of software consultants and engineers ($5.7 million, or 64.8% of our total costs of products in 2005, and $11.7 million or 76.5% in 2004), amortization of capitalized software development costs ($1.3 million or 14.8% in 2005 and $1.7 million or 11.1% in 2004), royalties to the OCS ($1.1 million or 12.5% in 2005, and $1.6 million or 10.5% in 2004) and other costs ($726,000 or 8.0% in 2005, and $323,000 or 2.0% in 2004). Salaries and other personnel-related expenses relating to consulting and other services amounted to $13.5 million in 2005, an increase of 32.3% from $10.2 million in 2004, mainly due to increased consulting revenues, which occurred primarily as a result of the change in the nature of our relationship with certain customers from project delivery to consulting services. Amortization of capitalized software development costs amounted to $2.5 million or 15.6% in 2005, and $1.3 million or 11.3% in 2004.

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

Gross profit from product revenues decreased 57.5% in 2005 to $4.5 million from $10.6 million in 2004. Gross margin from product revenues was 33.7% in 2005, a decrease of 14.9% from 39.6% in 2004. The decrease in product gross margin is due to three main reasons. The first was that the nature of our relationship with certain customers changed in the United Kingdom in 2005, which resulted in the transition of revenues from products to consulting, which represented 24% of the decline in our gross margin from products. The second was due to the decrease in revenue from license sales which amounted to $900,000 which had a 7% effect on our product gross margin. The third was the decrease in the profitability of our projects in Israel, the United Kingdom and the United States.

Gross profit from consulting, maintenance and other services increased 6.3% to $10.1 million in 2005 from $9.5 million in 2004. At the same time, gross margin from consulting, maintenance and other services decreased 14.9% in 2005 to 38.6% from 45.3% in 2004. The decrease in the gross margin from consulting, maintenance and other services was due to the decrease in higher margin maintenance revenue, to $7.9 million in 2005 from $9.2 million in 2004.

Amortization of capitalized software development costs increased 26.7% to $3.8 million in 2005 from $3.0 million in 2004. Since we released for sale a new Sapiens eMerge™ solution at the end of 2004, the amortization of this solution only began to have an impact in 2005.

Research and Development, net. Net R&D expenses increased 8.0% in 2005 to $2.7 million from $2.5 million in 2004. The increase in spending on R&D recorded in 2005, as compared with the previous year, resulted from the higher participation of the OCS in 2004, which decreased our R&D expenses in that year. Our net R&D expenditure benefited from OCS funding in the amounts of $520,000 in 2005 and $833,000 in 2004.

Capitalized software development costs decreased 8.5% to $4.3 million in 2005 compared with $4.7 million in 2004.This decrease reflected a restructuring executed in February 2005 which resulted in a reduction of R&D employees.

Selling, Marketing, General and Administrative expenses, net. SG&A expenses decreased 16.1% in 2005 to $16.2 million from $19.3 million in 2004. SG&A expenses consist primarily of salaries and other personnel-related expenses, which in 2005 amounted to $10.3 million, or 63.6% of total SG&A expenses, and in 2004 to $12.7 million or 65.8% as well as other costs associated with our sales and marketing efforts and our general and administrative activities such as rent which amounted to $2.4 million in 2005, accounting, legal and other public company expenses in the amount of $0.7 million, depreciation costs of $0.4 million, marketing costs, including tradeshows and design, in the amount of $0.3 million and other miscellaneous costs amounting to $2.1 million. The decrease in SG&A expenses in 2005 was the result of planned and consistent efficiency measures implemented by our management, which resulted in reduced expenses, particularly reduced salary as a result of the February 2005 restructuring, which resulted in a reduction of direct labor costs of $2.1 million.

Restructuring Costs. Restructuring costs in 2005 were $1.1 million, as a result of the restructuring we implemented in February 2005, which resulted in the termination of approximately 40 employees. We did not incur any restructuring costs in 2004.

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

Net Loss. Net loss to shareholders of Common Shares for 2005 was $9.1 million, an increase of 78.4% compared with a net loss to shareholders of $5.1 million in 2004. The increase in loss to shareholders in 2005 was primarily due to the decline in our total revenues, which was not matched by a similar decline in expenses and due to the restructuring expense in 2005 of $1.1 million and the reduction of our deferred tax asset and tax advances by a total of $1.6 million.

Accelerated Options. In December 2005, we accelerated the vesting of all unvested stock options held by employees and directors. All of the options were considered out-of-the-money since the stated option exercise price was greater than the closing price of our Common Shares on the day we approved the acceleration ($1.50). Unvested options to purchase approximately 1.7 million Common Shares became exercisable as a result of the vesting acceleration. Our decision to accelerate the vesting of those options was based primarily upon the issuance of SFAS No. 123(R) (revised 2004), which requires the Company to treat all unvested stock options as compensation expense effective January 1, 2006. The vesting acceleration did not result in the recognition of compensation expense in the year ended December 31, 2005.We prepared pro-forma results for 2005 as if we had recorded a compensation expense for the accelerations performed in December 2005. Such pro-forma results appear in the footnotes to our consolidated financial statements and reflect approximately $1.9 million of compensation expense for the year ended December 31, 2005, resulting from the vesting acceleration. See Notes 2t and 2u of our consolidated financial statements for a description of SFAS No. 123(R) and its effect on our losses and losses per share.

B.	Liquidity and Capital Resources

Cash, cash equivalents, marketable securities and short-term deposits at the end of 2006 were $3.1 million, compared with $12.0 million at the end of 2005. The decrease was due mainly to the repayment of loans in the net amount of $2.9 million payment of convertible debt in the amount of $2.4 million, investment in research and development activity of $4.7 million and cash used in operating activities. The decrease was partially offset by the $2.0 million investment by Formula in August 2006.

Net cash used in operating activities was $0.9 million in 2006 compared with net cash provided by operating activities in 2005 of $0.3 million. This change reflects the net loss for 2006 of $3.8 million, the increase in trade receivables of $2.2 million, and the decrease in deferred revenue of $1.9 million. All of these were offset by depreciation and amortization charges of $5.8 million, deferred issuance expenses and discount amortization of $0.5 million, and a decrease in other receivables of $1.6 million.

Net cash provided by investing activities was $0.2 million in 2006, compared with net cash provided by investing activities in 2005 of $0.9 million. In 2006, we generated $5.4 million cash from the sale of marketable securities, which was offset by investments in software development of $4.7 million, the purchase of property and equipment of $0.3 million, and the investment in Sapiens Solutions, an affiliate of Sapiens Japan Co., of $0.2 million.

Net cash used in financing activities totaled $3.4 million in 2006, compared with $4.9 million used in investing activities in 2005. In 2006, we received gross proceeds of $2.0 million from the investment by Formula in August 2006. The outlay of cash used in financing activities in 2006 was $2.9 million, net, in repayment of short term loans, and $2.4 million in payment of convertible debt. In 2005, we received gross proceeds of $2.0 million from the investment by Formula in the Company in return for the issuance of 1,041,667 Common Shares pursuant to a share purchase agreement (see Item 10, “Additional Information – Material Contracts – Agreements with Formula).

Credit Lines

We have a revolving credit line facility for borrowings of up to $9.2 million, available until June 30, 2007. We are currently negotiating the extension of the credit facility for another year. We cannot be certain that an agreement will be signed, though we expect that an agreement will be signed that extends the current credit line, on substantially similar terms, for an additional year.

As a condition for receiving the current credit lines from our lender banks, we undertook, among other things, (a) not to charge or sell our assets to any entity whatever without the advance written consent of the banks, (b) that the total of our debts and obligations to the banks will not at any time exceed $9.5 million, and (c) that the total of our accounts receivable from customers will not be less than $6.0 million. In addition, we undertook that our quarterly earnings before income tax, depreciation and amortization will be positive through June 30, 2007 and that our aggregate earnings before income tax, depreciation and amortization for each of the year ended December 31, 2006, and the six-month period ended June 30, 2007, will not be less than $1.0 million. We also undertook that our shareholders’ equity will not be less than $3.0 million. In addition, we undertook, on behalf of each of our subsidiaries, to provide the banks with cross guarantees from each subsidiary to secure our performance and fulfillment of any of our or our subsidiaries’ obligations under the facilities. Among themselves, the banks are entitled to repayment of our debts in proportion to our debts to each bank.As a result of negotiations regarding the extension of our loan agreements, the assets of our subsidiary in the United States will be subject to a UCC-1 security interest and the assets of our subsidiaries in Israel and the United Kingdom will be subject to floating liens. Under the credit lines, borrowings in US dollars bear interest at rates ranging between LIBOR plus 2% to plus 2.25% and borrowings in NIS bear interest at the prime rate of interest in Israel plus 0.7%.

In December 2006, we entered into loan agreement with Bank Leumi Le-Israel whereby we borrowed an aggregate amount of approximately $2.5 million. The proceeds of the loan enabled us to make the December 2006 principal and interest payment on our debentures. The loan was secured by a pledged deposit of Formula. The loan bears an annual interest rate equal to the prime rate of interest in Israel plus 0.5% (for a total of 6.5%) and the principal and interest are due on August 30, 2007. There can be no assurance that we will fulfill the covenants we undertook or, if we do not fulfill one or more of the covenants that we will receive from our lender banks waivers of the necessity of fulfilling such covenants.

In August 2006 we convened a general meeting of the debenture holders, where a special resolution was adopted concerning the amount and the timing of the first installment payment of the principal of the debentures. A majority of the debenture holders approved that (a) 50% of the first payment amount, approximately $2.4 million, will be deferred to December 5, 2009 (the last date of payment of the principal on the debentures), and (b) with respect to the other 50% of the first payment amount, the Company could chose from the following alternatives, in its sole discretion: (1) to convert such amount on December 5, 2006 into Common Shares, at a conversion price per share of $1.28, which reflects the average closing price for the 10 day period prior to July 17, 2006, or (2) to pay the approximately $2.4 million to the debenture holders, in cash. In December 2006, we made the payments in cash.

In August 2006, we entered into a share issuance agreement with Formula pursuant to which Formula invested $2.0 million in the Company and received 1,562,500 Common Shares. The purchase price per share was $1.28, which was the average closing price for the 10 day period prior to July 17, 2006, and which was the same as the conversion price approved by the debentures holders at the August 2006 meeting.

In August 2006, we entered into an agreement with F.I.D. Holdings Ltd. and Israel Discount Bank Ltd., regarding the conversion of the $1.0 million payment that was due to them on April 1, 2006 into 781,250 Common Shares, at a conversion price per share of $1.28, which was the average closing price for the 10 day period prior to July 17, 2006, and the delay until August 1, 2007 of the $1.0 million payment that was then due on August 1, 2006.

In June 2007, we entered into a private placement investment transaction with several institutional investors, private investors and Formula for an aggregate gross investment amount of $20 million (excluding finders’ fees and out of pocket expenses). As of June 27, 2007, we have held closings for $17.5 million of the investment, $5 million of which was by Formula. We issued to the investors an aggregate of 5,833,333 Common Shares (of which 1,666,667 Common Shares were issued to Formula), at a price per share of $3.00 which reflected a premium of approximately 25% above the trading price of our Common Shares (as of the date our Board of Directors approved the investment). The closing for the remaining $2.5 million, for an aggregate of 833,333 Common Shares, is expected by June 30, 2007.

In June 2007, we purchased an aggregate amount of NIS 15,000,000 nominal value, representing approximately, $3.5 million of the outstanding debentures. Pursuant to the terms of the prospectus governing the debentures, the amount repurchased by us was retired and removed from circulation. As a result, the total amount that we must pay in December 2007 was reduced to approximately $4.6 million, approximately $4.2 million for the second of the four annual re-payments of the principal of the debentures, and approximately $0.4 million for the semi-annual interest payment.

(For further details on certain of these transactions, see Item 10, “Additional Information – Material Contracts.”)

Management believes that the proceeds of the $20 million private placement investment will be sufficient for our present requirements, and at least until December 31, 2007, to support our operating and financing requirements. However, future operating requirements may necessitate the need for us to issue additional equity securities in connection with capital raising which could dilute the ownership interest of our existing shareholders.

C.	Research and Development

See section A. “Operating Results” above.

D.	Trend Information

The global insurance industry is constantly transforming as a result of regulatory changes. Insurance companies must comply with regulations such as the Sarbanes-Oxley Act of 2002 in the United States and Solvency II in Europe and other directives regarding transparency. In addition, many individual countries have increased supervision over local insurance companies.

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

In Europe, regulators and insurers have been very active and creative, motivated by past financial crises and the need for pension restructuring. Distribution of policies is being optimized with the increasing use of Bancassurance (selling of insurance through a bank’s established distribution channels), supermarkets and kiosks (insurance stands). Nevertheless, European insurers, and to some extent North American insurers, are cautiously approaching spending increases and most companies have not decided to change their software.

Finally, in recent years there has been constant significant growth in income from annual premiums.

We believe that the insurance market is changing and the reasons that contributed to the delays we experienced in penetration of the insurance industry are gradually fading away.

However, we expect that additional time will be required to fully implement our strategy of focusing on the insurance industry, and that our results of operations and financial condition could continue to be adversely affected. We are addressing the challenges posed by the market environment by focusing our marketing and selling efforts and by further reducing the expenses of our operation.

E.	Off-Balance Sheet Arrangements

We had no off-balance sheet concentration of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangement as of December 31, 2006.

F.	Contractual Obligations

The following table sets forth information on our short-term and long-term contractual obligations as at December 31, 2006 (in thousands of dollars):

	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years

Convertible debentures	$16,175	$4,450	$11,725	$--	$--
Short-term bank credit	4,728	4,728	--	--	--
Short-term bank loans	4,570	4,570	--	--	--
Long-term loan-investors	1,000	1,000	--	--	--
Long-term liability-third party	1,291	854	437	--	--
Accrued severance pay	924	--	--	--	924
Operating leasing	9,238	2,581	5,791	866	--

Total	$38,016	$10,183	$17,953	$866	$924

G.	Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) shall apply to forward-looking information provided in Items 5.E and F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table sets forth certain information regarding the current executive officers and directors of the Company.

Name	Age	Position

Eli Reifman	37	Chairman of the Board of Directors
Ron Al Dor	46	President, Chief Executive Officer and Director
Guy Bernstein (1)	39	Director
Elior Brin *	51	Executive Vice President and Chief Financial Officer
Rami Doron	49	Chief Operating Officer
Yacov Elinav (2)	62	Director
Uzi Netanel (2)	71	Director
Gad Goldstein (1)	48	Director
Ido Schechter (1) (2)	46	Director
Naamit Salomon	43	Director
Ron Zuckerman **	50	Director
United International Trust N.V. (3)		Director

(1)	Member of Compensation Committee

(2)	Member of Audit Committee

(3)

United International Trust N.V. is a corporate body organized under the laws of the Netherlands Antilles. The Articles of Incorporation of the Company provide that a corporate body may be a member of the Board of Directors.

*	On June 17, 2007, we announced that, as of June 30, 2007, Mr. Brin will be replaced by Mr. Ron Giladi as Chief Financial Officer of the Company.

**	As of July 1, 2007, Mr. Zuckerman will be replaced by Ms. Hadas Gazit Kaiser as a director of the Company.

Eli Reifman has served as Chairman of the Board of Directors since January 1, 2007. Mr. Reifman is a Co-founder and President of Emblaze. Prior to his appointment as President of Emblaze in December 2006, Mr. Reifman served as Chief Executive Officer of Emblaze from 2000 to 2006. Emblaze was established as GEO Interactive Ltd. (“GEO”), which was co-founded by Mr. Reifman in 1994. Prior to founding GEO, Mr. Reifman was the head of the Technical Development Department and acting head of all production in the Training Development Center of the Israeli Defense Forces, where he was responsible for producing high-end military simulators.

Ron Al Dor joined the Company as President and Chief Executive Officer in November 2005. Prior to joining the Company, from August 1996 until 2004, Mr. Al Dor served as President of TTI Team Telecom International Ltd. (“TTI”), a global supplier of operations support systems to communications service providers. Prior to that, Mr. Al Dor served as TTI’s Co-President from November 1995 until August 1996 and its Vice President from September 1992 to November 1995. During his service in the Israeli Air Force, Mr. Al Dor worked on projects relating to computerization in aircrafts. Mr. Al Dor is a graduate of the military computer college of the Israeli Air Force, studied computer science and management at Bar Ilan University and attended the Israel Management Center for Business Administration.

Guy Bernstein has served as a director of the Company since January 1, 2007. Mr. Bernstein joined the Emblaze Group as Chief Financial Officer and member of the Board of Directors in April 2004 and was appointed Group Chief Executive Officer in December 2006. Prior to joining Emblaze, Mr. Bernstein served as Chief Financial and Operations Officer of Magic Software Enterprises (“Magic”) (NASDAQ: MGIC), a position he held since 1999. He also acted as the Interim CEO for Magic’s subsidiaries: MSE Israel Ltd. and Coretech Consulting Group. Mr. Bernstein joined Magic from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein is a Certified Licensed Public Accountant and holds a BA in Accounting and Economics from Tel Aviv University.

Elior (Ori) Brin joined the Company as Executive Vice President and Chief Financial Officer in March 2005. In addition to his position at the Company, Mr. Brin also serves as a director of Modelim Kranot Neemanut Ltd., a mutual funds management company, a position he has filled since 2005 and also filled from 1996 through 2003. Prior to joining the Company, he served as Chief Financial Officer of publicly traded companies such as VCON Telecommunications Ltd. (1998-2001), NICE Systems Ltd. (1997-1998), and B.V.R. Technologies Ltd. (1989-1996). Mr. Brin has an MBA from the Recanati School of Business Administration, Tel Aviv University.

Rami Doron joined the Company as Chief Operating Officer in February 2007. Prior to joining the Company, Mr. Doron led a business unit at Comverse Ltd. from January 2006 until February 2007. Prior to that, Mr. Doron was one of the founders of TTI where he led the professional services, R&D and existing customers’ sales units from December 1993 until May 2005. At TTI, Mr. Doron was involved in defining and building support systems, and was responsible for delivering, maintaining and enlarging the business with worldwide customers. Prior to founding TTI, Mr. Doron led the software division at TEAM Computers Ltd. (“TEAM”) from October 1985 until December 1993, where he was responsible for supporting a large customer base in Israel with TEAM’s R&D and system support. Mr. Doron also has a software development background, having served as a database expert for several years. During his service in the Israeli Air Force, Mr. Doron was an electronics officer for six years. Mr. Doron is a graduate of Hadassah College with a degree in Software Engineering and he studied management at Bar-Ilan University.

Gad Goldstein has served as a director of the Company since 2002. He has served as President of Formula since 1995 and a director since 1985. Between 1985 and 1995, Mr. Goldstein was Vice President of Formula. Mr. Goldstein is Chairman of the Board of BluePhoenix Solutions Ltd. (“BluePhoenix”) and serves as a director of Matrix IT Ltd., Magic, Formula Vision Technologies Ltd. and other companies in the Formula Group. Mr. Goldstein holds a BA in economics and an MA in business administration, both from Tel Aviv University.

Naamit Salomon has served as a director of the Company since September 2003. She has held the position of Vice President, Finance of Formula since August 1997. Ms. Salomon also serves as a director of Magic and BluePhoenix. From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group. Ms. Salomon holds a BA in economics and business administration from Ben Gurion University and an LL.M. from the Bar-Ilan University.

Yacov Elinav has served as a director of the Company since March 2005. For over 30 years, Mr. Elinav served in various positions at Bank Hapoalim B.M., which is listed on the London and Tel Aviv Stock Exchanges, including over 10 years as a member of the Board of Management, responsible for subsidiary and related companies. From 1992 through 2006, Mr. Elinav served as Chairman of the Board of Directors of Diur B.P. Ltd., the real estate subsidiary of Bank Hapoalim. Since August 2004, Mr. Elinav has served as Chairman of the Boards of Directors of DS Securities and Investments, Ltd. and DS Provident Funds Ltd. Mr. Elinav also serves on the Board of Directors of several other public and private companies.

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

Ido Schechter has served as a director of the Company since June 2006. He has served as the Chief Executive Officer of Top Image Systems Ltd. (“TIS”) since January 2002 and has been a director of TIS since December 2004. From January 2001 until he became CEO, Dr. Schechter was Vice President of TIS’ ASP, an initiative of TIS to offer data collection services via the Internet. Prior to that Dr. Schechter served as TIS’s Vice President of Sales from August 1996 until January 2001. From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of TIS, which operated a form processing service bureau. From August 1993 to December 1994, Dr. Schechter oversaw the start-up of automatic form processing services at Israel Credit Cards, Ltd. From 1991 to 1993, Dr. Schechter was a research scientist at the Horticultural Research Institute of Ontario, Canada. Dr. Schechter received his Ph.D. and M.Sc. in Plant Physiology from the University of Guelph in Ontario, Canada and his BS from the Hebrew University in Israel.

Ron Zuckerman has served as a director of the Company since May 1991 and served as Chairman of the Board of Directors from January 1998 until December 2006. He served as Chief Executive Officer of the Company from January 1995 until March 31, 2000. Mr. Zuckerman served as Chief Operating Officer of the Company from its incorporation until April 1994. Mr. Zuckerman was a founder and served as Chairman of Precise Software Solutions Ltd. until it was acquired by Veritas in June 2003 and serves as a director of Attunity Ltd. and Tamir Fishman Ventures Ltd. Mr. Zuckerman serves as an advisor to Magnum Communications Fund and the First Israeli Turnaround Fund.

United International Trust N.V. (“UIT”) is a corporate body organized and existing under the laws of the Netherlands Antilles. It, or one of its predecessor entities, has provided the Company with corporate-related services since April 1990, including serving as the Company’s transfer agent and register, maintaining the corporate-related records of the Company, and filing various corporate documents and the annual corporate tax return with the governmental authorities in the Netherlands Antilles. UIT was established by former shareholders of Intertrust (Curaçao) N.V., which subsequently operated under the names of MeesPierson Intertrust (Curaçao) N.V. and Fortis Intertrust (Curaçao) N.V.

Hadas Gazit Kaiser shall serve as a director of the Company beginning July 1, 2007. She has served as the Chief Financial Officer and Finance Director of Emblaze since December 2006. From August 2005 until she became CFO, Ms. Gazit Kaiser served as the Vice President-Finance of Emblaze and the Chief Financial Officer of Emblaze Mobile. From August 2003 to August 2005, Ms. Gazit Kaiser served as the Budget Control Manager of TTI. From August 2000 to August 2003, Ms. Gazit Kaiser acted as a manager at Kost, Forer Gabbay & Kasierer. Ms. Gazit Kaiser holds a BA in Economics and Accounting and an MBA degree in Finance, both from Tel Aviv University, and is a Certified Public Accountant in Israel.

The Board of Directors must have a minimum of three, and a maximum of 24, directors. Directors of the Company are appointed by the General Meeting of Shareholders and hold office until they resign or are suspended or dismissed by the General Meeting of Shareholders. The Board of Directors may appoint up to four additional directors, and any such appointment shall be effective until the next General Meeting of Shareholders. The Board of Directors may fill any vacancies on the Board of Directors, whether as a result of the resignation or dismissal of a director, or as a result of a decision of the Board of Directors to expand the Board of Directors.

Our executive officers are appointed by, and serve at the discretion of, the Board of Directors of the Company.

There are no family relationships among the executive officers or directors of the Company.

B. Compensation of Directors and Officers

The aggregate amount of compensation paid by the Company during the fiscal year ended December 31, 2006, to all directors and executive officers as a group for services in all capacities was $529,000. This amount does not include amounts expended by the Company for automobiles made available to its officers or expenses (including business travel and professional and business association dues) reimbursed to such officers. The aggregate amount set aside or accrued by the Company during its fiscal year ended December 31, 2006, to provide pension, retirement severance and similar benefits for directors and executive officers of the Company was $55,000. The foregoing amounts also exclude stock option grants to the Company’s directors and officers pursuant to the Company’s 1992 Stock Option and Incentive Plan, the Company’s 2003 Share Option Plan and the Company’s 2005 Special Incentive Share Option Plan, which are described below.

The Company has employment agreements with its officers. The Company, in the ordinary course of its business, enters into confidentiality agreements with its personnel and has entered into non-competition and confidentiality agreements with its officers and high-level technical personnel. The Company does not maintain key person life insurance on any of its executive officers.

Board Fees and Expenses

The Company reimburses all Board of Directors members for reasonable out-of-pocket expenses incurred in connection with their attendance at Board of Directors or committee meetings.

The Company grants to each of its independent directors a fee for attending or participating in Board of Directors meetings and committee meetings, and participating in unanimous written consents.

In the past, the Company has granted to each of its independent directors options to purchase 4,000 Common Shares annually. The options were granted at an exercise price equal to the fair market value of the Company’s Common Shares on the date of grant. The term of the options is 10 years and the options become exercisable in four equal, annual installments, beginning with the first anniversary of the grant date. In 2005 and 2006, the Company did not grant any options to its independent directors.

The Company has no current intent or plan to change its compensation arrangements with respect to directors for serving on the Board of Directors.

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

Each of the Incentive Plans is administered by the compensation committee (the “Committee”) established by the Board of Directors. Subject to the provisions of each Incentive Plan, the Committee determines the type of award, when and to whom awards will be granted and the number of shares covered by each award. The Committee also determines the terms, provisions, and kind of consideration payable (if any), with respect to awards. The Committee has discretionary authority to interpret the Incentive Plans and to adopt rules and regulations related thereto. In determining the persons to whom awards shall be granted and the number of shares covered by each award, the Committee takes into account the contribution to the management, growth and/or profitability of the business of the Company by the respective persons and such factors as the Committee shall deem relevant, including the length of employment of the respective persons, the nature of their responsibilities to the Company, and their flexibility with regard to location of their employment and other employment-related factors.

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

As of December 31, 2006, we had 1,310,686 Common Shares available for future issuance of awards under the Incentive Plans. As of December 31, 2006, options to purchase 2,441,050 Common Shares, 1,510,000 of which were held by officers and directors, were outstanding. As of that date, there were 22,280 shares of restricted stock that the Company had granted to employees and other eligible grantees (none of which were held by current and former officers and directors), and all of which had vested (prior to 1998) under the restricted stock awards.

In 2005, the Company’s Board of Directors authorized a new Incentive Stock Option Plan (the “Special Plan”) and our shareholders approved the Special Plan in 2006. The number of Common Shares available for grants pursuant to the Special Plan was set at 2,000,000 shares. The Special Plan is intended to be used solely to attract or retain senior management and/or members of the Board of Directors. Unless otherwise determined by the Committee, options granted pursuant to the Special Plan will have an exercise price of $3.00 per share, shares issued upon exercise will be locked for up to five years following the grant date, and the right to obtain shares will be contingent upon the optionee providing services to the Company throughout the entire five year period. In the event of a change of control of the Company, any unvested options will be accelerated.

The Special Plan is administered by the Committee. Subject to the provisions of the Special Plan, the Committee determines the type of award, when and to whom awards will be granted and the number of shares covered by each award. The Committee also determines the terms and provisions with respect to awards. The Committee has discretionary authority to interpret the Special Plan and to adopt rules and regulations related thereto.

Pursuant to the Special Plan, in November 2005 the Company’s President and Chief Executive Officer was granted options to purchase 1,000,000 Common Shares. In December 2005, as a result of the issuance of SFAS No. 123(R), we accelerated the vesting of all 1,000,000 options. In 2007, the Company’s Chief Operating Officer was granted options to purchase 250,000 Common Shares, pursuant to the Special Plan.

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

Audit Committee

The Audit Committee of the Board of Directors is comprised of three independent directors, nominated by the Board of Directors: Yacov Elinav, Uzi Netanel and Dr. Ido Schechter. The Board of Directors has determined that Mr. Elinav meets the definition of an audit committee financial expert. The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing financial information, internal controls and the audit process. In addition, the Committee is responsible for oversight of the work of our independent auditors. The Committee is governed by a Charter and meets at regularly scheduled quarterly meetings.

Compensation Committee

The Compensation Committee of the Board of Directors is comprised of three directors, nominated by the Board of Directors: Gad Goldstein, Dr. Ido Schechter and Guy Bernstein. Dr. Schechter is an independent director. On January 1, 2007, Mr. Guy Bernstein replaced Mr. Zuckerman as a member of the Compensation Committee. The primary function of the Compensation Committee is to manage the Company’s Stock Option Plan and review and approve all matters relating to the compensation of the Company’s officers and directors. The Committee is governed by a Charter and meets at regularly scheduled quarterly meetings.

NASDAQ Exemptions for a Controlled Company

We are a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5), or Rule 4350(c)(5), since Formula holds more than 50% of our voting power.

Under Rule 4350(c)(5), a controlled company is exempt from the following requirements of NASDAQ Marketplace Rule 4350(c) as of July 31, 2005:

—	The majority of the company’s board of directors must qualify as independent directors, as defined under NASDAQ Marketplace Rules; and

—

The compensation of the chief financial officer and all other executive officers must be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors. Director nominees must either be selected or recommended for the board of directors’ selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors.

NASDAQ Exemption for a Foreign Private Issuer

We are a foreign private issuer within the meaning of NASDAQ Marketplace Rule 4350(a), since we are incorporated in the Netherlands Antilles.

Pursuant to NASDAQ Marketplace Rule 4350(a), a foreign private issuer may follow a home country practice in lieu of one or more provisions of Rule 4350.

We have elected to follow our home country practice in lieu of the requirements set forth in NASDAQ Marketplace Rule 4350(b)(1)(A) which requires a company to distribute to its shareholders copies of an annual report containing its audited financial statements. Instead of distributing copies of our annual report by mail, we have made our annual report available to shareholders on our website (http://www.sapiens.com/en/investors/annual_reports/).

We have also submitted to NASDAQ a written statement from our independent Netherlands Antilles counsel which certified that our practice of not mailing the annual report, but rather making it available on our website, was not prohibited by Netherlands Antilles law.

D. Employees

As of December 31, 2006, we had a total of 319 employees, a 12.4% decrease from the end of 2005.

In February 2006, we began to implement a restructuring plan for the purpose of reducing costs and restoring profitability. The restructuring plan included the termination of the employment of approximately 25 employees.

The following table sets forth the number of employees in (1) research and development, (2) consulting, delivery and technical support and (3) SG&A at the end of each of the past three years, as well as their geographic area of employment:

	Total Employees	Research & Development	Consulting, Delivery & Technical Support	SG&A

2006	319	53	217	49
2005	364	52	235	77
2004	405	57	252	96

	2006	2005	2004

Israel	198	218	214
United States	43	50	54
United Kingdom	49	52	82
Japan	23	24	24
France	4	15	25
Germany	1	5	5
Switzerland	1	-	1
Total Employees	319	364	405

E. Share Ownership

	Shares Beneficially Owned

	Number	Percent (1)

Eli Reifman (2)	11,163,131	53.8

Gad Goldstein (3)	11,163,131	53.8

Ron Zuckerman (4)	289,700	1.4

Roni Al Dor (5)	240,000	*

All directors and executive officers as a group (12 persons (6)	11,850,831	56.0

     * less than 1.0%

(1)

Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The percentages shown are based on 20,678,187 Common Shares outstanding as of June 27, 2007 plus such number of Common Shares as the indicated person or group had the right to receive upon the exercise of options which are exercisable within 60 days of June 27, 2007.

(2)

Includes 11,088,594 Common Shares and NIS 2,012,500 par value of our debentures (convertible into 74,537 Common Shares) held by Formula. Emblaze beneficially owns 50.1% of the outstanding share capital of Formula. Messrs. Naftali Shani and Eli Reifman, directors of Emblaze, hold 13.8% and 8.6% of the outstanding share capital of Emblaze, respectively. Eli Reifman is a director and President of Emblaze and may be deemed to share with Emblaze the power to vote and dispose of our Common Shares beneficially owned by Formula. Eli Reifman disclaims beneficial ownership of the Common Shares beneficially owned by Formula. See Item 7, “Major Shareholders and Related Party Transactions – Major Shareholders.”

(3)

Includes 11,088,594 Common Shares and NIS 2,012,500 par value of our debentures (convertible into 74,537 Common Shares) held by Formula. Gad Goldstein, President and director of Formula, disclaims beneficial ownership of these shares. See Item 7, “Major Shareholders and Related Party Transactions – Major Shareholders.”

(4)

Includes (i) 97,700 Common Shares held by Lako Enterprises S.A. (“Lako”) as to which Mr. Zuckerman disclaims beneficial ownership (see below); (ii) 140,000 Common Shares held by Meister Software N.V. (“Meister”), a Netherlands Antilles corporation, which shares may be deemed to be beneficially owned by Mr. Zuckerman (see below); (iii) 24,000 Common Shares held of record by Mr. Zuckerman; and (iv) options to purchase 28,000 Common Shares held by Lako as to which Mr. Zuckerman disclaims beneficial ownership. 14,000 of the options have an exercise price of $0.005 and 14,000 have an exercise price of $32.50 per share, and all 28,000 expire in October 2008. A trust (the Bornali Foundation) for the benefit of the estate of Mr. Zuckerman owns all the outstanding voting shares of Lako. Mr. Zuckerman disclaims beneficial ownership of the Common Shares held by Lako.

Lako owns 97,700 Common Shares of the Company and 50% of the voting shares of Century Holdings, Inc., a Panamanian corporation (“Century”). Century owns approximately 33% of the voting stock of Meister. By virtue of Lako’s ownership of Century, Mr. Zuckerman may be deemed to have ownership of Century and thus may be deemed to beneficially own all of the Common Shares held by Meister.

(5)

Includes options to purchase 240,000 Common Shares at an exercise price of $1.74 per share which expire in November 2015. Does not include the option to purchase 1,000,000 Common Shares granted pursuant to the Special Plan, which expire in November 2015. See Item 6, “Directors, Senior Management and Employees - Compensation of Directors and Officers.”

(6)

Each of the directors and executive officers not separately identified in the above table beneficially own less than 1% of our outstanding Common Shares (including options held by each such party and which are vested or will become vested within 60 days of June 27, 2007) and have therefore not been separately disclosed. The options held by the directors and executive officers not separately identified in the above table have exercise prices ranging from $1.50 to $2.24 per share, and none of which expire before 2015.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth, as of June 27, 2007, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person known by the Company to own beneficially more than 5% of the outstanding Common Shares, based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

	Shares Beneficially Owned

Name and Address	Number	Percent (1)

Formula Systems (1985) Ltd. (2)	11,163,131	53.8
3 Abba Eban Boulevard
Herzlia 46725, Israel

Highbridge International LLC	2,166,667	10.5
c/o Harmonic Fund Services
The Cayman Corporate Centre, 4th Floor
27 Hospital Road
Grand Cayman
Cayman Islands, British West Indies

Magnum Technology Limited (3)	1,204,819	5.8
c/o Rothschild Corporate Fiduciary
Services Limited
St. Peter’s House, Le Bordage
St. Peter’s Port, Guernsey, Channel Islands

F.I.D. Holdings Ltd. (4)	2,193,750	10.3
Rubinstein House, Floor 29
37 Petach Tikva Road
Tel Aviv 67137, Israel

(1)

The percentages shown are based on 20,678,187 Common Shares outstanding as of June 27, 2007 plus such number of Common Shares as the indicated person or group had the right to receive upon the exercise of options which are exercisable within 60 days of June 27, 2007.

(2)

Includes 11,088,594 Common Shares and NIS 2,012,500 par value of our debentures (convertible into 74,537 Common Shares). Emblaze beneficially owns 50.1% of the outstanding share capital of Formula. Messrs. Naftali Shani and Eli Reifman, directors of Emblaze, hold 13.8% and 8.6% of the outstanding share capital of Emblaze, respectively. Gad Goldstein is a director and President of Formula but holds no outstanding shares of Formula. Gad Goldstein may be deemed to share with Formula the power to vote and dispose of our Common Shares beneficially owned by Formula. Gad Goldstein disclaims beneficial ownership of the Common Shares beneficially owned by Formula.

(3)

Yarnfield International Limited (“Yarnfield”), which acquired the shares in 2001, has since been liquidated and our Common Shares held by Yarnfield were transferred to Magnum Technology Limited (the parent company of Yarnfield).

(4)	Includes (i) 1,531,250 Common Shares, (ii) warrants to purchase 350,000 Common Shares and (iii) 312,500 Common Shares issuable upon conversion of the $1.0 million loan due August 1, 2007.

Significant changes in holdings of major shareholders

1.	Formula

In June 2005, we entered into a share purchase agreement with Formula, whereby Formula invested $2.0 million in the Company and we issued 1,041,667 Common Shares to Formula at a purchase price per share of $1.92, which was the average closing price for the 10 day period prior to the execution of the agreement. As a result of the $2.0 million investment in June 2005, Formula became the holder of approximately 58% of our outstanding Common Shares at that time.

In August 2006, we entered into a share issuance agreement with Formula whereby Formula invested $2.0 million in the Company, and we issued 1,562,500 Common Shares to Formula, at a purchase price per share of $1.28, which was the average closing price for the 10 day period prior to July 17, 2006, and which was the same as the conversion price approved by the debentures holders at the August 2006 meeting. As a result of the $2.0 million investment in August 2006, Formula became the holder of approximately 60% of our outstanding Common Shares at that time.

From time to time, Formula has increased its beneficial shareholding in the Company through market purchases of additional Common Shares. From June 25, 2006 through June 28, 2007, Formula increased its holding of our Common Shares by approximately 198,240 Common Shares through purchases on the public market.

In June 2007, we entered into a private placement investment transaction with several institutional investors, private investors and Formula for an aggregate gross investment amount of $20 million (excluding finders’ fees and out of pocket expenses). As of June 27, 2007, we have held closings for $17.5 million of the investment, $5 million of which was by Formula. As a result, we issued to Formula 1,666,667 Common Shares, at a price per share of $3.00 which reflected a premium of approximately 25% above the trading price of our Common Shares (as of the date our Board of Directors approved the investment). The closing for the remaining $2.5 million, for an aggregate of 833,333 Common Shares, is expected by June 30, 2007.

As of June 27, 2007, Formula was the holder of approximately 53% of our outstanding Common Shares.

In November 2006, Emblaze purchased the controlling interest of Formula, and as a result, control of us. As of June 24, 2007, Emblaze owned 50.1% of the outstanding share capital of Formula and, therefore, has an indirect controlling influence over us.

(For further details about the transactions with Formula, see Item 10, “Additional Information – Material Contracts.”)

2.	FID and Israel Discount Bank

As a result of the agreement entered into as of March 16, 2004 among the Company and the Investors, FID became the beneficial holder of approximately 9.1% of the Company’s share capital.

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

In August 2006, we entered into an agreement with the Investors whereby the Investors converted the $1.0 million payment that was due on April 1, 2006 into 781,250 Common Shares and the $1.0 million payment that was due on August 1, 2006 was delayed to August 1, 2007. The Investors may, at their sole discretion, convert all or any portion of the $1.0 million payment now payable on August 1, 2007 into our Common Shares, at a conversion price per each share of $3.20.

(For further details about the transactions with the Investors, see Item 10, “Additional Information – Material Contracts – Agreements with FID and Israel Discount Bank Ltd.”)

3.	Highbridge International LLC

In June 2007, we entered into a private placement investment transaction with several institutional investors, private investors and Formula for an aggregate gross investment amount of $20 million (excluding finders’ fees and out of pocket expenses). Pursuant to such private placement investment, Highbridge International LLC invested $6.5 million in the Company in return for the issuance of 2,166,667 Common Shares, which equaled 10.5% of our outstanding Common Shares.

The major shareholders disclosed above do not have different voting rights.

As of June 14, 2007, there were 176 holders of record of the Company’s Common Shares, including 125 holders of record with addresses in the United States. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident because many of these ordinary shares were held of record by brokers or other nominees.

Based on Formula’s beneficial holding of over 50% of the outstanding Common Shares of the Company, and based on Emblaze’s beneficial holding of over 50% of the outstanding share capital of Formula, both Formula and Emblaze may be considered to control the Company.

B.	Related Party Transactions

Red Coral

On April 4, 2001, we entered into a share purchase and loan agreement with Red Coral Holdings, Inc. (“Red Coral”), a company owned by Itzick Sharir, then our President and Chief Executive Officer. According to the terms of the agreement, Red Coral purchased 300,000 Common Shares for a purchase price of $975,000. As part of the agreement, the Company granted to Red Coral a loan in the amount of $975,000 for the purpose of acquiring the Common Shares. The term of the loan was six years, with accrued interest at a rate of 4% per year. The interest amount was initially fully-recourse and fixed. To secure payment of the loan, Red Coral granted to the Company a lien and security interest on all of the Common Shares of the Company that it owns. To secure fulfillment of the terms of the agreement, the Common Shares were held in escrow by the General Counsel of the Company.

Following the departure of Mr. Sharir, we postponed the due date of the January 15, 2006 and the January 15, 2007 interest payments until the due date for repayment of the principal amount of the loan (April 4, 2007), and converted the final two interest payments from fully-recourse to non-recourse. The remaining terms of the loan were not changed.

On April 4, 2007, the term of the loan expired, without Red Coral having repaid the principal amount or the final two interest payments. In May 2007, we foreclosed our lien on the 300,000 Common Shares owned by Red Coral, and we now hold such shares as treasury shares. As a result, the loan agreement was terminated and Red Coral has no further obligations to us under the loan agreement.

In November 2005, upon the termination of his employment with the Company, Mr. Sharir was granted options to purchase 50,000 Common Shares at a price $1.74 per share, which expire in November 2008.

FID and Israel Discount Bank

As a result of the agreement entered into as of March 16, 2004 among the Company and the Investors, FID became the beneficial holder of approximately 9.1% of the Company’s share capital.

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

In August 2006, we entered into an agreement with the Investors whereby the Investors converted the $1.0 million payment that was due on April 1, 2006 into 781,250 Common Shares and the $1.0 million payment that was due on August 1, 2006 was delayed to August 1, 2007. The Investors may, at their sole discretion, convert all or any portion of the $1.0 million payment now payable on August 1, 2007 into Common Shares, at a conversion price per each share of $3.20.

(For further details about the transactions with the Investors, see Item 10, “Additional Information – Material Contracts –Agreements with FID and Israel Discount Bank Ltd.”)

Formula

In June 2005, we entered into a share purchase agreement with our major shareholder, Formula, whereby Formula invested $2.0 million in the Company, and we issued 1,041,667 Common Shares to Formula, at a purchase price per share of $1.92, which was the average closing price for the 10 day period prior to the execution of the agreement. The Common Shares issued pursuant to the June 2005 agreement were granted “piggyback” registration rights, similar to those granted to Formula and Yarnfield International Limited (now Magnum Technology Limited) in their 2001 investment.

In August 2006, we entered into a share issuance agreement with Formula whereby Formula invested $2.0 million in the Company, and we issued 1,562,500 Common Shares to Formula, at a purchase price per share of $1.28, which was the average closing price for the 10 day period prior to July 17, 2006, and which was the same as the conversion price approved by the debentures holders at the August 2006 meeting. As a result of the $2.0 million investment in August 2006, Formula became the holder of approximately 60% of our outstanding Common Shares at that time.

In December 2006, we entered into a loan agreement with Bank Leumi Le-Israel whereby we borrowed an aggregate amount of approximately $2.5 million. The proceeds of the loan enabled us to make the December 2006 principal and interest payment on the debentures. The loan was secured by a pledged deposit of Formula. The loan bears an annual interest rate equal to the prime rate of interest in Israel plus 0.5% (for a total of 6.5%) and the principal and interest are due on August 30, 2007.

In June 2007, we entered into a private placement investment transaction with several institutional investors, private investors and Formula for an aggregate gross investment amount of $20 million (excluding finders’ fees and out of pocket expenses). As of June 27, 2007, we have held closings for $17.5 million of the investment, $5 million of which was by Formula. As a result, we issued to Formula an aggregate of 1,666,667 Common Shares, at a price per share of $3.00. Following the initial closing of the $17.5 million investment, Formula’s holdings were reduced to approximately 53% of our outstanding Common Shares.The closing for the remaining $2.5 million, for an aggregate of 833,333 Common Shares, is expected by June 30, 2007.

(For further details about the transactions with Formula, see Item 10, “Additional Information – Material Contracts.”)

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See the Consolidated Financial Statements and related notes in Item 18.

Export Sales

In 2006, 72.8% of our revenues were from customers located outside of Israel. For information on our revenues breakdown by geographic market for the past three years, see Item 4, “Information on the Company – Business Overview - Geographical Distribution of Revenues.”

Dividend Policy

We have never declared or paid any cash dividends on our Common Shares and we do not anticipate paying cash dividends in the foreseeable future. It is the present intention of our Board of Directors to retain all earnings in the Company in order to support the future growth of its business. Any determination in the future to pay dividends will be dependent upon our consolidated results of operations, financial condition, cash requirements, future prospects and other factors. For more information about distribution of dividends and various tax implications, see Item 10, “Additional Information - Memorandum and Articles of Association;” Item 10, “Additional Information – Exchange Controls,” and Item 10, “Additional Information – Taxation.”

Legal Proceedings

The Company is subject to certain legal and governmental proceedings and claims that arise in the conduct of its business. In the opinion of management, the amount of liability, if any, as a result of these claims and proceedings is not likely to have a material effect on the financial condition or results of operations of the Company.

B.	Significant Changes

The following significant changes have occurred since the date of our annual consolidated financial statements:

In June 2007, we entered into a private placement investment transaction with several institutional investors, private investors and Formula for an aggregate gross investment amount of $20 million (excluding finders’ fees and out of pocket expenses). As of June 27, 2007, we have held closings for $17.5 million of the investment, $5 million of which was by Formula. We issued to the investors an aggregate of 5,833,333 Common Shares (of which 1,666,667 Common Shares were issued to Formula), at a price per share of $3.00 which reflected a premium of approximately 25% above the trading price of our Common Shares (as of the date our Board of Directors approved the investment). The closing for the remaining $2.5 million, for an aggregate of 833,333 Common Shares, is expected by June 30, 2007. The investors were all non-US persons, and the Common Shares were issued to the investors pursuant to Regulation S. As a result, the issuance of the Common Shares to the investors was exempt from registration under the Securities Act.

In June 2007, we purchased an aggregate amount of NIS 15,000,000 nominal value, representing approximately, $3.5 million of the outstanding debentures. Pursuant to the terms of the prospectus governing the debentures, the amount repurchased by us was retired and removed from circulation. As a result, the total amount that we must pay in December 2007 was reduced to approximately $4.6 million, approximately $4.2 million for the second of the four annual re-payments of the principal of the debentures, and approximately $0.4 million for the semi-annual interest payment.

On June 27, 2006, we entered into agreements for a new revolving credit line facility for borrowings of up to $9.2 million, until June 30, 2007. We are currently negotiating the extension of the credit facility for another year. We cannot be certain that an agreement will be signed, though we expect that an agreement will be signed that extends the current credit line, on substantially similar terms, for an additional year.

(See also Item 5, “Operating and Financial Review and Prospects - Liquidity and Capital Resources – Credit Lines.”)

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The Company’s Common Shares are quoted on the NASDAQ Capital Market and on the TASE under the symbol “SPNS”.

The table below sets forth the high and low market prices for our Common Shares on the NASDAQ National Market (now known as the NASDAQ Global Market) until September 27, 2005 and the NASDAQ Capital Market thereafter on an annual basis for the years 2002 through 2006 and on a quarterly basis for the years 2005 and 2006, and the first quarter of 2007. On June 16, 2003, the Company carried out the Reverse Stock Split (see Note under Item 3.A “Selected Consolidated Financial Data”). All share prices have been adjusted to reflect the Reverse Stock Split by multiplying historical prices by five.

	HIGH	LOW

2002 (Annual)	$6.85	$3.00
2003 (Annual)	6.01	3.30
2004 (Annual)	5.25	1.48
2005 (Annual)	2.89	1.00
2006 (Annual)	2.10	1.02
2007 (Annual) (through June 25, 2007)	3.66	1.35

2005
First Quarter	$2.89	$1.85
Second Quarter	2.41	1.52
Third Quarter	2.09	1.30
Fourth Quarter	1.86	1.00

2006
First Quarter	$1.60	$1.14
Second Quarter	1.54	1.06
Third Quarter	2.10	1.09
Fourth Quarter	1.57	1.02

2007
First Quarter	$2.00	$1.35
Second Quarter (through June 25, 2007)	3.66	1.51

The table below sets forth the high and low market prices for our Common Shares on the NASDAQ Capital Market during the most recent six-month period:

	HIGH	LOW

December 2006	$1.55	$1.22
January 2007	2.00	1.35
February 2007	1.95	1.52
March 2007	1.74	1.52
April 2007	2.24	1.51
May 2007	2.95	1.56
June 2007 (through June 25, 2007)	3.66	2.21

Our Common Shares began trading on the TASE effective March 6, 2003. Under current Israeli law, the Company will satisfy its reporting obligations in Israel by furnishing to the applicable Israeli regulators only those reports the Company is required to file in the United States. The table below sets forth the high and low market prices for our Common Shares on TASE on an annual basis for the years 2003 through 2006 and on a quarterly basis for the years 2005 and 2006, and the first quarter of 2007. The conversion from NIS into US dollars for the following two tables is based on the average monthly representative rate of exchange published by the Bank of Israel then in effect for the month in which such high or low was recorded, except for the month of June 2007 where the conversion is based on the representative rate of exchange as published by the Bank of Israel for the specific date recorded.

	HIGH	LOW

2003 (Annual from March 6)	$6.01	$3.56
2004 (Annual)	5.29	1.75
2005 (Annual)	2.74	1.19
2006 (Annual)	1.57	1.14
2007 (Annual) (through June 25, 2007)	3.82	1.42

2003
Second Quarter	$4.99	$4.33
Third Quarter	5.06	3.58
Fourth Quarter	6.01	3.56

2004
First Quarter	$5.29	$3.62
Second Quarter	3.64	2.28
Third Quarter	2.54	1.75
Fourth Quarter	2.42	1.85

2005
First Quarter	$2.74	$2.06
Second Quarter	2.28	1.76
Third Quarter	2.03	1.55
Fourth Quarter	1.73	1.19

2006
First Quarter	$1.57	$1.24
Second Quarter	1.42	1.23
Third Quarter	1.37	1.14
Fourth Quarter	1.48	1.19

2007
First Quarter	$1.83	$1.42
Second Quarter (through June 25, 2007)	3.82	1.50

The table below sets forth the high and low market prices for our Common Shares on TASE during the most recent six-month period:

	HIGH	LOW

December 2006	$1.48	$1.40
January 2007	1.82	1.42
February 2007	1.83	1.54
March 2007	1.76	1.76
April 2007	1.72	1.70
May 2007	1.99	1.50
June 2007 (through June 25, 2007)	3.82	2.36

On June 24, 2007, we received a letter from the TASE informing us that as of August 12, 2007, our Common Shares and warrants (Series 1) that are traded on the TASE, but not our debentures (Series A), will be included in a newly created list of “Illiquid Securities”. As a result, trades on the TASE of our Common Shares and warrants (Series 1) will only be executed twice a day, in the morning upon the commencement of trading, and at the end of day, at the end of trading. At this time we cannot be certain as to the effects, if any, that such listing change on the TASE will have on our Common Shares and warrants (Series 1), however, we do not believe such inclusion as an “Illiquid Security” on the TASE will have a material effect on our financial condition.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Company’s Common Shares are quoted on the NASDAQ Capital Market and on the TASE under the symbol “SPNS”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association (the “Articles”)

1.	Registration and Purposes. The Company is organized and existing under the laws of the Netherlands Antilles. Its registered number is 53368.

The objects and purposes of the Company, which are itemized in Article II of the Articles, may be summarized as follows:

	—	to establish, participate in or have any other interest in business enterprises concerned with the development and commercial operation of software;

	—	to finance directly or indirectly the activities of the Company, its subsidiaries and affiliates;

	—	to borrow and to lend moneys;

	—	to engage in the purchase and sale of securities, futures, real estate, business debts, commodities and intellectual property;

	—	to undertake, conduct and promote research and development;

	—	to guarantee, pledge, mortgage or otherwise encumber assets as security for the obligations of the Company or third parties; and

	—	to do all that may be useful or necessary for the attainment of the above purposes.

2.

Board of Directors. A member of the Board of Directors may vote on a proposal or transaction in which he/she has a material interest if the material facts as to the director’s self-interest are disclosed to the Board of Directors. Neither the Articles nor Netherlands Antilles law requires a majority of the disinterested directors to authorize the proposal or transaction. Members of the Board of Directors have the power to vote compensation to themselves, even if they lack an independent quorum.

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

5.

General Meetings. At least one general meeting of shareholders must be held each year. General meetings must be held in Curaçao. Special general meetings of shareholders may be called at any time by the Chairman of the Board or by the Board of Directors upon no less than 10 nor more than 60 days’ written notice to the Company’s shareholders. Every shareholder has the right to attend any meeting of shareholders in person or by proxy and to address the meeting. No action may be taken at any meeting of shareholders unless a quorum consisting of holders of at least one-half of the shares outstanding and entitled to vote are present at the meeting in person or by proxy.

6.	Limitations to Own Securities. The Articles contain no limits on the right to own securities.

7.	Change of Control. The Articles contain no provisions that would prevent or delay a change of control of the Company.

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

The debentures are linked to the US dollar and bear annual interest at the rate of 6.0%, payable on the 5th of June and the 5th of December each year commencing on June 5, 2004 and ending on December 5, 2009. Principal is payable in four installments on the 5th of December of the years 2006-2009. During the period beginning 45 days after the registration of the debentures (Series A) for trading on the TASE and ending November 21, 2009, the debentures (Series A) are convertible in Common Shares at a conversion rate of one Common Share per each NIS 27 (currently approximately $6.43) amount of the debentures. The conversion rate is subject to certain adjustments. The debentures (Series A) are unsecured.

Options (Series A) which were exercised by non-affiliates of the Company before their expiry date resulted in additional gross proceeds of approximately $1.6 million to the Company in the first quarter of 2004.

Each warrant (Series 1) is exercisable into one Common Share of the Company until November 21, 2007 for an exercise price of approximately $6.43.

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

In August 2006 we convened a general meeting of the debenture holders, where a special resolution was adopted concerning the amount and the timing of the first installment payment of the principal of the debentures. A majority of the debenture holders approved that (a) 50% of the first payment amount, approximately $2.4 million, will be deferred to December 5, 2009 (the last date of payment of the principal on the debentures), and (b) with respect to the other 50% of the first payment amount, the Company could choose from the following alternatives, in its sole discretion: (1) to convert such amount on December 5, 2006 into our Common Shares, at a conversion price per share of $1.28, which reflects the average closing price for the 10 day period prior to July 17, 2006, or (2) to pay the approximately $2.4 million amount to the debenture holders, in cash. In December 2006, we made the payments, in cash.

Following the $20 million private placement investment in June 2007, we purchased an aggregate amount of NIS 15,000,000 nominal value, representing approximately $3.5 million of the outstanding debentures. Pursuant to the terms of the prospectus governing the debentures, the amount repurchased by us was retired and removed from circulation. As a result, the total amount that we must pay in December 2007 was reduced to approximately $4.6 million, approximately $4.2 million for the second of the four annual re-payments of the principal of the debentures, and approximately $0.4 million for the semi-annual interest payment.

2.	Agreements with FID and Israel Discount Bank Ltd.

In April 2000, the Investors invested $15 million in eZone, a subsidiary of the Company. The private placement to the Investors was accompanied by a Put/Call Agreement, according to which the Investors were granted the right to require us to repurchase their shares in eZone beginning May 2004 in exchange for both cash and our Common Shares. In February 2001, management decided to discontinue the operations of eZone. During the same period, we agreed to a partial exercise of the Investors’ put option, resulting in a payment to them of $4.5 million.

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

In August 2006, we entered into an agreement with the Investors whereby the Investors converted the $1.0 million payment that was due on April 1, 2006 into 781,250 Common Shares and the $1.0 million payment that was due on August 1, 2006 was delayed to August 1, 2007. The Investors may, at their sole discretion, convert all or any portion of the $1.0 million payment now payable on August 1, 2007 into Common Shares, at a conversion price per each share of $3.20.

3.	Agreements with Formula

In June 2005, we entered into a share purchase agreement with Formula, whereby Formula invested $2.0 million in Sapiens, and we issued 1,041,667 Common Shares to Formula, at a purchase price per share of $1.92, which was the average closing price for the 10 day period prior to the execution of the agreement. The Common Shares issued pursuant to the June 2005 were granted “piggyback” registration rights, similar to those granted to Formula and Yarnfield International Limited (now Magnum Technology Limited) in their 2001 investment.

In August 2006, we entered into a share issuance agreement with Formula whereby Formula invested $2.0 million in the Company, and we issued 1,562,500 Common Shares to Formula, at a purchase price per share of $1.28, which was the average closing price for the 10 day period prior to July 17, 2006, and which was the same as the conversion price approved by the debentures holders at the August 2006 meeting.

4.	Loan Agreement

In December 2006, we entered into loan agreement with Bank Leumi Le-Israel whereby we borrowed an aggregate amount of approximately $2.5 million. The proceeds of the loan enabled us to make the December 2006 principal and interest payment on the debentures. The loan was secured by a pledged deposit of Formula. The loan bears an annual interest rate equal to the prime rate of interest in Israel plus 0.5% (for a total of 6.5%) and the principal and interest are due on August 30, 2007.

D.	Exchange Controls

Although there are Netherlands Antilles laws which may impose foreign exchange controls on the Company and may affect the payment of dividends, interest or other payments to non-resident holders of the Company’s securities, including the Common Shares, the Company has been granted an exemption from such foreign exchange control regulations by the Central Bank of the Netherlands Antilles. Other jurisdictions in which the Company conducts operations may have various currency or exchange controls. In addition, the Company is subject to the risk of changes in political conditions or economic policies which could result in new or additional currency or exchange controls or other restrictions being imposed on the operations of the Company. As to the Company’s securities, Netherlands Antilles law and the Articles impose no limitations on the right of non-resident or foreign owners to hold or vote such securities.

E.	Taxation

See Item 5, “Operating and Financial Review and Prospects – Operating Results – Taxes on Income” for disclosure regarding the reduction of our deferred tax assets and tax advances balances, in 2006.

Israeli Tax Considerations and Government Programs

General

The following is a general discussion only and is not exhaustive of all possible tax considerations. It is not intended, and should not be construed, as legal or professional tax advice and should not be relied upon for tax planning purposes. In addition, this discussion does not address all of the tax consequences that may be relevant to purchasers of our Common Shares in light of their particular circumstances, or certain types of purchasers of our Common Shares subject to special tax treatment. Examples of this kind of investor include residents of Israel and traders in securities who are subject to special tax regimes not covered in this discussion. Each individual/entity should consult its own tax or legal advisor as to the Israeli tax consequences of the purchase, ownership and disposition of our Common Shares.

To the extent that part of the discussion is based on new tax legislation, which has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or the courts will accept the views expressed in this section.

The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli tax consequences to holders of our Common Shares.

Taxation of Companies

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax at the rate of 31% on taxable income for the year 2006 and are subject to capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably lower. Depending on the relevant tax treaties at issue, dividends or interest received by an Israeli company from foreign subsidiaries are generally subject to tax regardless of the company’s status as an approved enterprise. Under recently adopted legislation, taxes paid by Israeli companies will be gradually reduced to a rate of 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter.

Law for the Encouragement of Industry (Taxes), 1969.

According to the Law for the Encouragement of Industry (Taxes), 1969 (“Industry Encouragement Law”), industrial companies are entitled to the following tax benefits, among others:

—	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

—	expenses involved with the issuance and listing of shares on the TASE or on a recognized stock market outside of Israel, are deductible over a three-year period;

—	the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli industrial companies; and

—	accelerated depreciation rates on equipment and buildings.

According to the law, an “industrial company” is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency (exclusive of income from government loans, capital gains, interest and dividends) is derived from an “industrial enterprise” owned by it. An “industrial enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity. Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

We believe that our subsidiary, Sapiens Technologies (1982) Ltd, currently qualifies as an industrial company within the definition under the Industry Encouragement Law. However, we cannot give any assurance that we will continue to qualify as an “industrial company” or that the benefits described above will be available in the future.

Law for the Encouragement of Capital Investments, 1959.

The Law for the Encouragement of Capital Investments, 1959, as amended (the “Investments Law”), provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, be designated as an “Approved Enterprise.” Each certificate of approval for an approved enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. An approved enterprise is entitled to benefits including Israeli government cash grants and tax benefits in specified development areas. The extent of the tax benefits available under the Investments Law and the period for which tax benefits are available are determined by the geographic location of the enterprise. The benefits are dependent upon the fulfillment of conditions stipulated in the Investments Law and its regulations, including the criteria set forth in the specific certificate of approval. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its enterprise is approved, its effective tax rate is the result of a weighted average of the applicable rates (such weighted average is calculated in accordance with the guidelines of the Investment Law).

Tax benefits given under the Investment Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated in the course of the approved enterprise’s ordinary course of business.

Each application to the Investment Center is reviewed separately and a decision as to whether or not to approve such application is based, among other things, on the then-prevailing criteria set forth in the law, the specific objectives of the applicant company set forth in such application and certain financial criteria of the applicant company. Accordingly, there can be no assurance that any future application will be approved. In addition, as described above, the benefits available to an approved enterprise are dependent upon the fulfillment of certain conditions stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval. In the event that these conditions are violated, in whole or in part, we would be required to refund the amount of tax benefits, with the addition of the Israeli consumer price index linkage adjustment and interest.

Our subsidiary, Sapiens Technologies (1982) Ltd., which is incorporated in Israel, was granted approved enterprise status by the Investment Center for six investment programs in 1984, 1991, 1993, 1995, 1998 and 2000 under the Investments Law.

We believe our approved enterprise operates in substantial compliance with all such conditions and criteria.

On April 1, 2005, a comprehensive amendment to the Investments Law came into effect. As the amended Investments Law does not retroactively apply to investment programs having an approved enterprise approval certificate issued by the Investment Center prior to December 31, 2004, our current tax benefits are subject to the provisions of the Investments Law prior to its revision. Our approved plans subsequent to 2005 and others that may be received in the future will be subject to the provisions of the Investments Law, as amended. Accordingly, the following description includes a summary of the Investments Law prior to its amendment as well as the relevant changes contained in the Investments Law.

Under the terms of our approved enterprise, once we begin generating taxable net income, we will be entitled to a tax exemption with respect to the income derived from our approved enterprise program for two years and will be subject to a reduced company tax rate of between 10% and 25% for the following five to eight years, depending on the extent of foreign (non-Israeli) investment in our company during the relevant year. The tax rate will be 20% if the foreign investment level is more than 49% but less than 74%, 15% if the foreign investment level is more than 74% but less than 90%, and 10% if the foreign investment level is 90% or more. The lowest level of foreign investment during a particular year will be used to determine the relevant tax rate for that year. The period in which we receive these tax benefits is limited to 12 years from the year in which operations or production by the enterprise commenced or 14 years from the year in which approval was granted, whichever is the earlier. Dividends distributed from tax-exempt income would be taxed according to the company tax rate that would have been applicable had the company not been exempt from taxation that year. This rate is generally 10% to 25% depending on the extent of foreign investment in the company.

Dividends paid out of income generated by an approved enterprise (or out of dividends received from a company whose income is generated by an approved enterprise) are generally subject to withholding tax at the rate applicable to dividends from approved enterprises (15%), unless a different rate is provided according to a treaty between Israel and the shareholder’s country of residence (if the dividend is distributed out of income derived during the tax exemption period or within 12 years thereafter). The company must withhold this tax at source.

The Investments Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. We have not utilized this benefit.

Pursuant to the amendment to the Investments Law, effective as of April 1, 2005, the basic condition for receiving the benefits (both under the grant and the tax benefits programs) is the enterprise’s contribution to the economic independence of the State of Israel and its contribution to the gross domestic product. In order to fulfill these conditions, the enterprise is required to be categorized as an industrial enterprise which complies with any of the following:

—	its major activity is in the field of biotechnology or nano-technology;

—

its revenues during the applicable tax year from any single market (i.e. country or a separate customs territory) do not exceed 75% of the privileged enterprise’s aggregate revenues during such year; or

—

25% or more of its revenues during the applicable tax year are generated from sales into a single market (i.e. country or a separate customs territory) with a population of at least 12 million residents.

It should be noted that the amendment to the Investments Law further addresses benefits that are being granted to enterprises and the length of the benefits period.

We cannot assure you that we will comply with the above conditions in the future, or that we will be entitled to any additional benefits under the amended Investments Law.

According to the amendment to the Investments Law, only approved enterprises receiving cash grants require the approval of the Investment Center. Approved enterprises, which do not receive benefits in the form of governmental cash grants, such as benefits in the form of tax benefits, are no longer required to obtain this approval (such enterprises are referred to as “privileged enterprises”). In order to be eligible for the tax benefits, privileged enterprises are required to comply with certain requirements and make certain investments as specified in the amended Investments Law. The privileged enterprises are subject to the responsibility of the Israeli Tax Authority and may, at their discretion, in order to provide greater certainty, elect to apply for a pre-ruling from the Israeli tax authorities confirming that they are in compliance with the provisions of the amended Investments Law and therefore are entitled to receive the benefits provided under the amended Investments Law as was recently obtained by us as detailed above. The amended Investments Law also specifies which income of the privileged enterprise is entitled to tax benefits (for example income generated from the sale of products that were manufactured by the privileged enterprise, income generated from usage right with respect to know-how developed by the privileged enterprise, etc.).

We cannot assure you that we will comply with the conditions required for privileged enterprises under the amended Investments Law in the future or that we will be entitled to any additional benefits under the amended Investments Law.

In addition, the amended Investments Law changed the definition of “foreign investment” according to the Investments Law so that the definition, instead of a foreign currency investment, now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder (secondary market purchase), provided that the company’s outstanding and paid-up share capital exceed NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

Special Provisions Relating to Taxation Under Inflationary Conditions.

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. The features that are material to us can be described as follows:

—

When the value of a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the increase in the consumer price index.

—	If the depreciated cost of the company’s fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

—	Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli consumer price index.

The Minister of Finance may, with the approval of the Knesset Finance Committee, determine by decree, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the Israeli consumer price index would not exceed or did not exceed 3%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or, that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination. The Minister made no such determination in respect of 2006, even though the price index in 2006 declined by 0.1%.

The Israeli Tax Ordinance and regulations promulgated thereunder allow “Foreign-Invested Companies,” (as defined in the Investments Law) that maintain their accounts in US dollars in compliance with regulations published by the Israeli Minister of Finance, to base their tax returns on their operating results as reflected in their US dollar financial statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli consumer price index, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company (1) more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors are held by persons who are not residents of Israel, and (2) more than 25% of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the US dollar exchange rate cannot change such election for a period of three years following the election. Our Israeli subsidiaries have elected to measure our results for tax purposes based on the US dollar exchange rate as of January 1, 2005.

Transfer Pricing

As part of the Israeli 2003 tax reform, the Israeli Tax Ordinance was amended to include section 85A, dealing with international transactions transfer pricing. Section 85A provides that regardless of the actual conditions of an international transaction between related parties, the transaction shall be reported and taxed, based on the arm’s length standard, i.e., based on market conditions in similar transactions between unrelated parties. On October 30, 2006, the Income Tax Regulations (Determination of Market Conditions), hereinafter referred to as the Regulations, which provide instructions for the implementation of section 85A, came into effect.

In accordance with the Regulations, a transaction shall be considered an international transaction if one of the parties is a “foreign resident” as defined thereunder or if the income generated from such transaction, in all or in part, is taxed both in and outside of Israel. The Regulations establish acceptable methods for comparison between transactions, and methods for calculating the price range against which the transaction is measured.

Taxpayers are required to include in their yearly income tax returns a report regarding their international transactions at arm’s length prices.

The following discussion is a summary of certain anticipated tax consequences of an investment in the Common Shares under US federal income tax laws and Netherlands Antilles tax laws. The discussion does not deal with all possible tax consequences relating to an investment in the Common Shares. In particular, the discussion does not address the tax consequences under state, local and other (e.g., non-US, non-Netherlands Antilles) tax laws. Accordingly, each prospective investor should consult its tax advisor regarding the tax consequences of an investment in the Common Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change.

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

U.S. Federal Income Tax Considerations

Subject to the limitations described herein, this discussion summarizes certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our Common Shares to a U.S. holder. A U.S. holder is a holder of our Common Shares who is:

—	an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

—

a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any political subdivision thereof, or the District of Columbia;

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

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder (a “non-U.S. holder”) and considers only U.S. holders that will own the Common Shares as capital assets (generally, for investment).

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding the Common Shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that acquired our Common Shares upon the exercise of employee stock options or otherwise as compensation, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, individual retirement and tax-deferred accounts, certain former citizens or long-term residents of the U.S., tax-exempt organizations, financial institutions, “financial service entities” and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who are, or hold the Common Shares through a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

You are advised to consult your tax advisor with respect to the specific U.S. federal, state, local and foreign income tax consequences to you of purchasing, holding or disposing of our Common Shares.

Taxation of Distributions on Common Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” a distribution paid by us with respect to the Common Shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15% through taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a foreign corporation if certain holding period and other requirements are met and either (a) the stock of the foreign corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Capital Market) or (b) the foreign corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Netherlands Antilles income tax treaty is not a comprehensive income tax treaty for this purpose. Dividends that fail to meet such requirements and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (i) if the U.S. holder held the Common Share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such Common Share (or substantially identical securities); or (ii) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the Common Share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code), or “PFIC”, for any taxable year, dividends paid on our Common Shares in such year or in the following taxable year would not be qualified dividends. See the discussion below regarding our PFIC status under “Tax Consequences if We Are a Passive Foreign Investment Company.” In addition, a non-corporate U.S. holder will be able to take qualified dividend income into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend income will be taxed at ordinary income rates.

The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its Common Shares to the extent thereof, and then as capital gain from the deemed disposition of the Common Shares. Corporate holders will not be allowed a deduction for dividends received in respect of the Common Shares.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Taxation of the Disposition of Common Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our Common Shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the Common Shares. The gain or loss recognized on the disposition of the Common Shares will be long-term capital gain or loss if the U.S. holder held the Common Shares for more than one year at the time of the disposition and is eligible for a reduced rate of taxation for individuals (currently a maximum rate of 15% for taxable years beginning on or before December 31, 2010). Capital gain from the sale, exchange or other disposition of Common Shares held for one year or less is short-term capital gain and taxed as ordinary income. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of Common Shares will be treated as U.S. source income or loss. The deductibility of capital losses is subject to limitation.

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

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company (a “PFIC”) if (taking into account certain “look-through” rules with respect to the income and assets of our corporate subsidiaries) either 75% or more of our gross income for the taxable year was passive income or the average percentage (by value) of our passive assets during the taxable year was at least 50%. As discussed below, we believe that we were not a PFIC for 2006.

If we were a PFIC, each U.S. holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our Common Shares (including gain deemed recognized if our Common Shares are used as security for a loan) and upon receipt of certain excess distributions (generally, distributions that exceed 125% of the average amount of distributions in respect to such shares received during the preceding three taxable years or, if shorter, during the U.S. holder’s holding period prior to the distribution year) with respect to our Common Shares as if such income had been recognized ratably over the U.S. holder’s holding period for the shares. The U.S. holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year to which income is allocated, and an interest charge on the tax as so computed would also apply. The tax liability with respect to the amount allocated to the taxable year prior to the taxable year of the distribution or disposition cannot be offset by any net operating losses. Additionally, if we were a PFIC, U.S. holders who acquire our Common Shares from decedents (other than nonresident aliens) dying before 2010 would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a “qualified electing fund” (a “QEF”), in which case the U.S. holder would be taxed, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. We have agreed to supply U.S. holders with the information needed to report income and gain under a QEF election if we were a PFIC. Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. A U.S. holder’s basis in its Common Shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. holder’s QEF election is in effect with respect to the entire holding period for its Common Shares, any gain or loss realized by such holder on the disposition of its Common Shares held as a capital asset ordinarily will be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. holder had held such Common Shares for more than one year at the time of the disposition. For non-corporate U.S. holders, long-term capital gain is generally subject to a maximum federal income tax rate of 15% for taxable years beginning on or before December 31, 2010. The QEF election is made on a shareholder-by-shareholder basis, applies to all Common Shares held or subsequently acquired by an electing U.S. holder and can be revoked only with the consent of the IRS.

As an alternative to making a QEF election, a U.S. holder of PFIC stock that is “marketable stock” (e.g., “regularly traded” on the NASDAQ Capital Market) may, in certain circumstances, avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. holder’s holding period for our Common Shares. As a result of such an election, in any taxable year that we are a PFIC, a U.S. holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the Common Shares at the end of the taxable year and such U.S. holder’s tax basis in such shares at that time. Any gain under this computation, and any gain on an actual disposition of our Common Shares, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of our Common Shares, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking Common Shares to market will not be allowed, and any remaining loss from an actual disposition of Common Shares generally would be capital loss. A U.S. holder’s tax basis in its Common Shares is adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to our Common Shares for the Common Shares to be considered “regularly traded” or that our Common Shares will continue to trade on the NASDAQ Capital Market. Accordingly, there are no assurances that our Common Shares will be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all Common Shares held or subsequently acquired by an electing U.S. holder and can only be revoked with consent of the IRS (except to the extent our Common Shares no longer constitute “marketable stock”).

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2006 or 2005. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. holders who hold Common Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our Common Shares in the event that we qualify as a PFIC.

Non-U.S. holders of Common Shares

Except as provided below, a non-U.S. holder of Common Shares will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, or the proceeds from the disposition of, our Common Shares, unless, in the case of U.S. federal income taxes, that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of up to 28% (through 2010) with respect to dividend payments on, or receipt of the proceeds from the disposition of, our Common Shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a U.S. holder provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Non-U.S. holders are not subject to information reporting or backup withholding with respect to dividend payments on, or receipt of the proceeds from the disposition of, our Common Shares in the U.S., or by a U.S. payor or U.S. middleman, provided that such non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a holder, or alternatively, the holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the IRS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are currently subject to the information and periodic reporting requirements of the Exchange Act that are applicable to foreign private issuers. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the SEC under cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act. Our SEC filings are filed electronically on the EDGAR reporting system and may be obtained through that medium. You may inspect without charge and copy at prescribed rates such filings, including any exhibits and schedules, at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such materials from the SEC at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Exchange Act file number for our Securities and Exchange Commission filings is 000-20181.

The Company’s Common Shares are quoted on the NASDAQ Capital Market. You may inspect reports and other information concerning the Company at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, MD 20850.

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

Foreign Currency Risk. We conduct our business in various foreign currencies, primarily those of Israel and to a lesser extent of Japan, Europe and Canada. A devaluation of the NIS, GBP, Euro and the Japanese Yen in relation to the US dollar has the effect of reducing the US dollar amount of any of our expenses or liabilities which are payable in those currencies (unless such expenses or payables are linked to the US dollar) and increasing the US Dollar amount of any of our revenues which are payable in those currencies.

Because exchange rates between the NIS, GBP, Euro and the Japanese Yen and the US dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reflected as financial expenses in our consolidated financial statements.

We monitor our foreign currency exposure and, from time to time, may enter into currency forward contracts or put/call currency options to hedge balance sheet exposure. In 2006 we did not enter into forward exchange contracts to hedge transactions denominated in foreign currencies.

We may use such contracts to hedge exposure to changes in foreign currency exchange rates associated with balance sheet balances denominated in a foreign currency and anticipated costs to be incurred in a foreign currency.

Market Risk. We currently do not invest in, or otherwise hold, for trading or other purposes, any financial instruments subject to market risk.

Interest Rate Risk. We pay interest on our credit facilities, convertible notes and short-term loans based on LIBOR, for dollar-denominated loans, and the prime interest rate in Israel, for some of our NIS-denominated loans. As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under these facilities. However, we expect our exposure to risk from changes in interest rates to be minimal and not material. Therefore, no quantitative tabular disclosures are required.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

A.          Disclosure Controls and Procedures. The President and Chief Executive Officer of the Company and Executive Vice President and Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report (the “Evaluation Date”). Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decision regarding disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

B.          Internal Controls. Since the Evaluation Date, there have not been any significant changes in the Company’s internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

All internal control systems and disclosure controls and procedures, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to the ability to detect or uncover all failures of persons within the Company to disclose material information required to be set forth in the Company’s reports. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors determined that Mr. Yacov Elinav meets the definition of an “audit committee financial expert,” as defined under the applicable rules promulgated by the SEC. All members of the Audit Committee are independent directors.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer and corporate controller, as well as to our directors and other employees. The Code of Ethics is publicly available on our website at www.sapiens.com. Written copies are available upon request. If we make any substantive amendments to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of this code to our chief executive officer, principal financial officer or corporate controller, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the approval of audit and non-audit services rendered by our independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. The policy generally requires the Audit Committee’s approval of the scope of the engagement of our independent auditors or on an individual basis. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors. During 2005 and 2006, 100% of the fees for services rendered by the Company’s independent auditors were approved by the Audit Committee.

Fees Paid to Independent Auditors

The following table sets forth, for each of the years indicated, the aggregate fees billed by our independent auditors for types of services indicated:

	Year ended December 31,

	2005	2006

	(in thousands)
Audit Fees (1)	$149	$163
Audit Related Fees (2)	13	-
Tax Fees (3)	56	73
All Other Fees (4)	34	-

Total	$253	$236

(1)

Audit Fees consist of fees billed for the annual audit and the quarterly reviews of the Company’s consolidated financial statements and consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent auditors can reasonably provide.

(2)

Audit Related Fees consist of fees billed for assurance and related services that traditionally were only performed by the independent auditor, and include the review of documents filed with the SEC, accounting consultation and consultation concerning financial accounting and reporting standards.

(3)	Tax Fees relate to tax compliance, planning and advice.

(4)	All Other Fees consist of services related to stock options and value added tax (VAT) related matters.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2006, neither we nor an affiliated purchaser engaged in the purchasing of our Common Shares.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes required by this item are contained on pages F-1 through F-46 hereof.

INDEX TO 2006 CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F – 2
Consolidated Balance Sheets	F – 3 – F – 4
Consolidated Statements of Operations	F – 5
Statements of Changes in Shareholders’ Equity	F – 6 – F – 8
Consolidated Statements of Cash Flow	F – 9 – F – 10
Notes to the Consolidated Financial Statements	F – 11 – F – 46

ITEM 19.	EXHIBITS

1.1	Articles of Association of Sapiens International Corporation N.V., as amended on March 17, 2005 – incorporated by reference to registrant’s Form 20-F, filed on June 29, 2005.

2.(b)1	Trust Deed between Sapiens International Corporation N.V. and Investec Trust Company (Israel) Ltd., dated December 2, 2003 –incorporated by reference to registrant’s Form 20-F, filed on June 10, 2004.

4.(a)1	Amendment to Share Purchase Agreement by and between Sapiens International Corporation and Formula Systems (1985) Ltd. – incorporated by reference to registrant’s Form 20-F, filed on July 3, 2001.

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

4.(a)4

Share Purchase Agreement between Sapiens International Corporation N.V. and Formula Systems (1985) Ltd., dated June 27, 2005 - incorporated by reference to registrant’s Form 20-F, filed on June 29, 2005.

4.(a)5	Agreement among Sapiens International Corporation N.V., F.I.D. Holdings Ltd. and Israel Discount Bank Ltd., dated August 10, 2006.

4.(a)6	Share Issuance Agreement between Sapiens International Corporation N.V. and Formula Systems (1985) Ltd., dated August 10, 2006.

4(c)1

Sapiens International Corporation N.V. 1992 Stock Option and Incentive Plan, as amended and restated – incorporated by reference to registrant’s Registration Statement of Form S-8 (No. 33-64208), filed on June 9, 1993, and to registrant’s Registration Statement of Form S-8 (No. 333-10622), filed on July 22, 1999.

4(c)2	Sapiens International Corporation N.V. 2003 Share Option Plan.

4(c)3	Sapiens International Corporation N.V. 2005 Special Incentive Share Option Plan.

8.1	List of Subsidiaries

10.1	Consent of Kost Forer Gabbay & Kasierer, Independent Registered Public Accounting Firm

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

IN U.S. DOLLARS

¾	Kost Forer Gabbay & Kasierer	¾	Phone: 972-3-6232525
	3 Aminadav St.		Fax: 972-3-5622555
Tel-Aviv 67067, Israel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SAPIENS INTERNATIONAL CORPORATION N.V.

          We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. and its subsidiaries (the “Company”) as of December 31, 2005 and 2006 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sapiens International Corporation N.V. and its subsidiaries as of December 31, 2005 and 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 26, 2007	A Member of Ernst & Young Global

F – 2

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2005	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,699	$3,108
Marketable securities (Note 3)	5,337	32
Trade receivables (net of allowance for doubtful accounts of $662 and $1,148 at December 31, 2005 and 2006, respectively) (Note 4)	8,339	11,010
Other receivables and prepaid expenses (Note 5)	1,520	1,689

Total current assets	21,895	15,839

PROPERTY AND EQUIPMENT, NET (Note 6)	1,716	1,495

OTHER ASSETS:
Capitalized software development costs, net of accumulated amortization of $31,075 and $38,648 at December 31, 2005 and 2006, respectively (Note 7a)	12,219	13,467
Goodwill	8,621	8,621
Deferred income taxes (Note 13d)	3,573	2,747
Other, net (Note 7b)	3,842	3,450

Total other assets	28,255	28,285

Total assets	$51,866	$45,619

The accompanying notes are an integral part of the consolidated financial statements.

F – 3

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,

	2005	2006

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 9a)	$11,950	$9,298
Current maturities of long-term liabilities and convertible debt (Notes 9 and 10)	7,162	6,305
Trade payables	1,910	2,019
Deferred revenues	4,867	3,463
Other liabilities and accrued expenses (Note 8)	6,742	7,370

Total current liabilities	32,631	28,455

LONG-TERM LIABILITIES:
Convertible debt and warrants (Note 9b)	14,019	11,796
Other long-term liabilities (Note 10)	1,584	1,439

	15,603	13,235

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS’ EQUITY (Note 14):
Share capital:
Preferred shares: Authorized - 1,000,000 of €0.01 par value at December 31, 2005 and 2006; Issued and outstanding - None at December 31, 2005 and 2006	-	-
Common shares: Authorized - 30,000,000 of €0.01 par value at December 31, 2005 and 2006; Issued - 12,851,896 and 15,195,646 at December 31, 2005 and 2006, respectively; Outstanding: 12,810,102 and 15,153,852 at December 31, 2005 and 2006, respectively	155	185
Additional paid-in capital	110,490	113,498
Treasury shares	(2,423)	(2,423)
Note receivable from a related party shareholder	(975)	(975)
Accumulated other comprehensive loss	(3,901)	(2,817)
Accumulated deficit	(99,714)	(103,539)

Total shareholders’ equity	3,632	3,929

Total liabilities and shareholders’ equity	$51,866	$45,619

The accompanying notes are an integral part of the consolidated financial statements.

F – 4

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,

	2004	2005	2006

Revenues:
Products	$26,781	$13,295	$10,423
Consulting and other services	21,023	26,109	33,888

Total revenues	47,804	39,404	44,311

Cost of revenues:
Products	15,274	8,809	6,302
Consulting and other services	11,490	16,037	22,499
Impairment of capitalized software development costs (Note 2i)	901	-	-

Total cost of revenues	27,665	24,846	28,801

Gross profit	20,139	14,558	15,510

Operating expenses:
Research and development, net (Note 16a)	2,531	2,723	2,451
Selling, marketing, general and administrative	19,260	16,245	13,558
Restructuring costs (Note 1b)	-	1,113	758

Total operating expenses	21,791	20,081	16,767

Operating loss	1,652	5,523	1,257
Financial expenses, net (Note 16b)	2,410	1,788	2,230
Other expenses (income), net	552	(12)	-

Loss before taxes on income	4,614	7,299	3,487
Taxes on income (Note 13)	217	1,798	325

	4,831	9,097	3,812
Minority interest in earnings of a subsidiary	11	2	13

Net loss	4,842	9,099	3,825
Settlement of redeemable shares in a subsidiary (Note 1c)	299	-	-

Net loss to shareholders of Common shares	$5,141	$9,099	$3,825

Basic and diluted net loss per share (Note 2t)	$0.46	$0.76	$0.29

Weighted-average number of shares used in computing basic and diluted net loss per share	11,273	11,982	13,395

The accompanying notes are an integral part of the consolidated financial statements.

F – 5

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

					Note receivable from a shareholder	Accumulated other comprehensive loss
	Common shares		Additional paid-in capital					Total shareholders’ equity
				Treasury shares			Accumulated deficit
	Shares	Amount

Balance as of January 1, 2004	10,993,935	$23,788	$82,120	$(2,423)	$(975)	$(3,107)	$(85,474)	$13,929

Total comprehensive loss:
Net loss	-	-	-	-	-	-	(4,842)	(4,842)

Other comprehensive income:
Unrealized losses on available-for-sale marketable securities, net	-	-	-	-	-	(99)	-	(99)
Foreign currency translation adjustments	-	-	-	-	-	664	-	664

Other comprehensive income								565

Total comprehensive loss								(4,277)

Deemed dividend in conjunction with a settlement of redeemable shares in a subsidiary	-	-	-	-	-	-	(299)	(299)
Employee stock options exercised	5,000	15	5	-	-	-	-	20
Shares issued in conjunction with a settlement of redeemable shares in a subsidiary	750,000	2,093	614	-	-	-	-	2,707
Change in Common shares par value	-	(25,754)	25,754	-	-	-	-	-

Balance as of December 31, 2004	11,748,935	142	108,493	(2,423)	(975)	(2,542)	(90,615)	12,080

Accumulated unrealized losses from available- for-sale marketable securities						$(75)
Accumulated foreign currency translation adjustments						(2,467)

Accumulated other comprehensive loss						$(2,542)

The accompanying notes are an integral part of the consolidated financial statements.

F – 6

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

					Note receivable from a shareholder	Accumulated other comprehensive loss
	Common shares		Additional paid-in capital					Total shareholders’ equity
				Treasury shares			Accumulated deficit
	Shares	Amount

Balance as of January 1, 2005	11,748,935	142	108,493	(2,423)	(975)	(2,542)	(90,615)	12,080

Total comprehensive loss:
Net loss	-	-	-	-	-	-	(9,099)	(9,099)

Other comprehensive income:
Unrealized gains on available-for-sale marketable securities, net	-	-	-	-	-	117	-	117
Foreign currency translation adjustments	-	-	-	-	-	(1,476)	-	(1,476)

Other comprehensive loss								(1,359)

Total Comprehensive loss								(10,458)

Stock-based compensation related to warrants issued to consultants	-	-	10	-	-	-	-	10
Employee stock options exercised	19,500	*) -	*) -	-	-	-	-	-
Shares issued to Formula Systems (1985) Ltd	1,041,667	13	1,987	-	-	-	-	2,000

Balance as of December 31, 2005	12,810,102	155	110,490	(2,423)	(975)	(3,901)	(99,714)	3,632

Accumulated unrealized gains from available- for-sale marketable securities						$42
Accumulated foreign currency translation adjustments						(3,943)

Accumulated other comprehensive loss						$(3,901)

*)	Less than $ 1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

F – 7

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

					Note receivable from a shareholder	Accumulated other comprehensive loss
	Common shares		Additional paid-in capital					Total shareholders’ equity
				Treasury shares			Accumulated deficit
	Shares	Amount

Balance as of January 1, 2006	12,810,102	155	110,490	(2,423)	(975)	(3,901)	(99,714)	3,632

Total comprehensive loss:
Net loss	-	-	-	-	-	-	(3,825)	(3,825)

Other comprehensive income:
Unrealized losses on available-for-sale marketable securities, net	-	-	-	-	-	(22)	-	(22)
Foreign currency translation adjustments	-	-	-	-	-	1,106	-	1,106

Other comprehensive income								1,084

Total comprehensive loss								(2,741)

Stock-based compensation related to warrants issued to consultants	-	-	38	-	-	-	-	38
Shares issued	2,343,750	30	2,970	-	-	-	-	3,000

Balance as of December 31, 2006	15,153,852	$185	$113,498	$(2,423)	$(975)	$(2,817)	$(103,539)	$3,929

Accumulated unrealized gains from available- for-sale marketable securities						$20
Accumulated foreign currency translation adjustments						(2,837)

Accumulated other comprehensive loss						$(2,817)

The accompanying notes are an integral part of the consolidated financial statements.

F – 8

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2004	2005	2006

Cash flows from operating activities:

Net loss	$(4,842)	$(9,099)	$(3,825)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4,250	5,226	5,807
Revaluation of Warrants (Series 1)	(266)	(79)	(46)
Amortization of convertible debt issuance expenses	247	42	230
Amortization of convertible debt discount	348	338	220
Impairment of capitalized software development costs	901	-	-
Loss (gain) on disposal of property and equipment	64	(1)	(75)
Stock-based compensation related to warrants issued to consultants	-	10	37
Decrease (increase) in trade receivables	(412)	885	(2,153)
Decrease in other receivables and prepaid expenses	1,427	2,420	664
Decrease in deferred income taxes, net	-	814	160
Decrease in trade payables	(20)	(583)	(41)
Increase (decrease) in deferred revenues	(257)	1,965	(1,900)
Decrease in other liabilities and accrued expenses	(4,568)	(1,710)	76
Accrued interest on redeemable shares in a subsidiary	64	-	-
Loss (gain) on marketable securities and bonds	67	71	(20)
Minority interests in earnings of a subsidiary	11	2	13

Net cash provided by (used in) operating activities	(2,986)	301	(853)

Cash flows from investing activities:

Purchase of property and equipment	(442)	(366)	(276)
Increase in capitalized software development costs	(4,750)	(4,323)	(4,699)
Purchase of marketable securities and short-term deposits	(13,622)	(4,683)	(16)
Proceeds from sales of marketable securities and short-term deposits	3,353	10,318	5,319
Proceeds from sale of property and equipment	5	14	2
Investment in equity method investee	-	-	(168)
Other investment	(75)	(17)	-

Net cash provided by (used in) investing activities	(15,531)	943	162

The accompanying notes are an integral part of the consolidated financial statements.

F – 9

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2004	2005	2006

Cash flows from financing activities:

Increase (decrease) in short-term bank credit, net	(241)	2,822	(2,962)
Proceeds from employee stock options exercised	20	-	-
Proceeds from issuance of Common shares	-	2,000	2,000
Proceeds from Options (Series A) exercise	1,492	-	-
Payment of convertible debt	-	-	(2,411)
Principal payments of long-term loans	(4,742)	(9,678)	-
Proceeds from long-term bank loans	567	-	-
Convertible debt issuance expenses	(32)	-	-

Net cash used in financing activities	(2,936)	(4,856)	(3,373)

Effect of exchange rate changes on cash and cash equivalents	620	(631)	473

Decrease in cash and cash equivalents	(20,833)	(4,243)	(3,591)
Cash and cash equivalents at the beginning of year	31,775	10,942	6,699

Cash and cash equivalents at the end of year	$10,942	$6,699	$3,108

Supplemental cash flow activities:

Cash paid during the year for:

Interest	$2,917	$2,281	$2,132

Income taxes	$176	$144	$221

Non-cash investing and financing activities:

Purchase of technology usage rights (Note 7b)	$1,695	$-	$-

Settlement of redeemable shares in a subsidiary (Note 1c)	$11,569	$-	$-

Conversion of loan to shares	$-	$-	$1,000

The accompanying notes are an integral part of the consolidated financial statements.

F – 10

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

a.	General:

1.

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

Revenues from a major customer accounted for 16%, 11% and 17% of total revenue in the years ended December 31, 2004, 2005 and 2006, respectively. In addition, in the year ended December 31, 2005, there were additional revenues derived from one more major customer who accounted for another 11% of total revenues.

2.

Subsequent to balance sheet date, in June 2007, the Company entered into a private placement investment transaction with several institutional investors, private investors, and its controlling shareholder for an aggregate gross investment amount of $20 million (excluding finders’ fees and out of pocket expenses). As of June 26, 2007, the Company consummated closings for $17.5 million, $5 million of which was by its controlling shareholder. The Company issued to the investors an aggregate of 5,833,333 Common Shares, at a price per share of $3.00. The closing for the remaining $2.5 million, for an aggregate of 833,333 Common Shares, is expected to occur by June 30, 2007.

In addition, in June 2007, the Company re-purchased an aggregate amount of NIS 15 million nominal value, representing approximately $3.5 million of the outstanding debentures, that were retired and removed from circulation on the Tel-Aviv Stock Exchange (“TASE”).

b.	Restructuring costs:

In 2006, the Company recorded restructuring charges of approximately $0.8 million. The restructuring costs consisted of employee termination benefits associated with the involuntary termination of approximately 25 employees, accounted for in accordance with Statement of Financial Accounting Standard No. 146, “Accounting with Exit Disposal Activities”.

F – 11

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

c.	Investment in eZoneXchange:

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

F – 12

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

On March 16, 2004, the Company and the investors signed an agreement according to which, among other terms specified in the agreement, the Company would redeem the remaining eZoneXchange Common shares and eZoneXchange warrants held by the investors by three means:

1.	Issuance of shares - Sapiens issued to the investors an aggregate of 750,000 of the Company’s Common shares on March 26, 2004.

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

2.

Loan payable - the Company agreed to pay an amount of $8.6 million to the investors, bearing annual interest of 7.5% compounded annually on the outstanding principal from January 1, 2004, to be paid semi-annually, with principal payments of $4.6 million by no later than May 1, 2004, and $4.0 million by no later than May 1, 2005. The May 1, 2004 payment was made by the Company during May 2004. See below for change in terms of payments of the remaining balance.

The 7.5% interest rate was considered as market interest rate for debt with similar risk, and accordingly, the fair value of the loan payable was determined to be its carrying value.

3.

Warrants - the Company issued to the investors warrants to purchase 350,000 Common shares at an exercise price of $4.00 per Common share of the Company, exercisable at any time and from time to time during the period from issuance to December 31, 2007.

The warrants were valued at $560 using the Black-Scholes option pricing model with the following assumptions: exercise price $4.00, fair value of the underlying shares of $3.65, interest rate 2.5%, dividend yield 0%, and volatility of 60%.

The difference between the fair value of the three components, equal to $11,868, and the carrying amount of the liability before the modification of $11,569, in the amount of $299, was recorded as a Settlement of Redeemable Shares in a Subsidiary deemed dividend in the 2004 consolidated statements of operations.

Pursuant to an evaluation of the terms of the agreement under the provisions of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and potentially settled in, a Company’s Own Stock”, the Company has classified all the above derivative financial instruments issued in connection with the private placement as liabilities.

F – 13

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

On May 29, 2005, the Company entered into an agreement with the investors regarding the payment of the remaining $4.0 million originally due on May 1, 2005. It was agreed that the Company would pay $2.0 million on May 1, 2005, $1.0 million on April 1, 2006 and $1.0 million on August 1, 2006. The investors may, at their sole discretion, convert all or any portion of the $1.0 million payable on August 1, 2006 into the Company’s Common shares, at a conversion price per each share of $3.20. In addition, the interest due on the remaining amount was changed to Libor + 2.5% (7.8% as of December 31, 2006). The first installment of $2.0 million was paid as required at the beginning of May 2005.

In August 2006, the Company entered into an agreement with the investors, whereby the investors received 781,250 Common shares as a conversion of the $1.0 million payment that was due on April 1, 2006. In addition, the payment of the $1.0 million payment originally payable on August 1, 2006, was extended to August 1, 2007.

The modification of the loan terms was accounted for as debt extinguishment in accordance with EITF 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”, due to the addition of a conversion option to the debt instrument which was considered substantial. The difference between the fair value of the modified loan and the book value of the original loan was de minimis.

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

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of the Financial Accounting Standard Board No. 52, “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses as appropriate.

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

Foreign currency translation differences included in financial expenses (income), net, amounted to approximately $(159), $(139) and $(96), for the years ended December 31, 2004, 2005 and 2006, respectively.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

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

F – 15

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Equipment and furniture	4 - 15 years
Computer equipment and software	3 years
Motor vehicles	7 years
Leasehold improvements	Over the shorter of the term of the lease or the estimated useful life of the asset

h.	Impairment of long-lived assets:

The Company’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2004, 2005 and 2006, no impairment losses have been identified.

i.	Capitalized software development costs:

Research and development costs incurred in the process of developing new products or product improvements, are charged to expense as incurred, net of participation by the Office of the Chief Scientist in Israeli’s Ministry of Industry and Trade (the “OCS”).

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

As for finance expenses capitalization, see Note 7a.

F – 16

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Capitalized software costs are amortized by the greater of the amount computed using: (i) the ratio that current gross revenues from sales of the software bear to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over three years, which is the estimated useful life of the software product. The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold.

As of December 31, 2004, the unamortized capitalized costs exceeded the net realizable value of this intangible asset by the amount of $901and therefore the Company included an impairment of capitalized software development costs in the amount of $901 which is presented in cost of revenues.

As of December 31, 2006 and 2005, based on its most recent analysis, management believes that no additional impairment of capitalized software development costs exists.

j.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) goodwill acquired in a business combination should not be amortized. SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is allocated to one reporting unit and fair values are determined using market capitalization.

Through 2006, no impairment losses were identified.

k.	Intangible assets:

Intangible assets are stated at cost less accumulated amortization. Amortization is computed using the straight-line method as follows:

Prepaid royalties	15 years
Distribution rights	7 years
Technology, usage rights and other intangible assets	4-8 years

During 2004, 2005 and 2006, no impairment losses have been identified.

F – 17

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

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

Under certain circumstances, license revenue consists of license fees received whereby under the terms of these license agreements the Company’s software is modified to that customer’s specific requirements. Fees are payable upon completion of agreed-upon milestones, such as delivery of specifications and technical documentation. Each license is designed to meet the specific requirements of the particular customer.

F – 18

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from license fees that involve implementation and customization of the Company’s software to customer specific requirements are generated from fixed-price or time-and-materials contracts. Such revenues are recognized in accordance with Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. Fixed-price contracts revenues are recognized using contract accounting on a percentage-of-completion method, over the period from signing of the license through to customer acceptance, in accordance with the “Input Method” or “Output Method”. The amounts of revenues recognized are based on the total license fees under the license agreement and the percentage to completion achieved. According to the “Input Method”, the percentage to completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. According to the “Output Method”, the percentage to completion is determined by using technological or time-based milestones methods.

Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology, and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2006, $93 of estimated losses were identified. Under time-and-materials contracts, the Company is reimbursed for labor hours at negotiated hourly billing rates.

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

F – 19

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	m.	Equity method investments:

The company’s investments in a Company that is held to the extent of 20% or more and with respect to which it has the ability to exercise significant influence over operating and financial policies are accounted for under the equity method. The Company applies Emerging Issues Task Force 99-10, “Percentage Used to Determine the Amount of Equity Method Losses”. Accordingly, losses of investee are recognized based on the ownership level of the particular investee security or loans held by the investor.

	n.	Advertising expenses:

Advertising expenses are charged to the statement of operations as incurred.

	o.	Government grants:

Royalty-bearing grants from the Government of Israel for the funding of research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred, and are recorded as a reduction of research and development costs, or as a reduction of capitalized software development costs.

	p.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”).

This Statement prescribes the use of the asset and liability method, whereby deferred tax assets and liability account balances are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

	q.	Concentrations of credit risk:

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

F – 20

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s trade receivables are generally derived from sales to large and solid organizations located mainly in Europe, North America and Israel. The Company performs ongoing credit evaluations of its customers and has established an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and other information. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. From time to time, the Company sells certain of its accounts receivable to financial institutions, within the normal course of business. Where receivables are sold without recourse to the Company, the relevant receivable is de-recognized and cash recorded. Where receivables are sold with full or partial recourse to the Company, the receivable is not de-recognized and a liability reflecting the obligation to the financial institution is recorded within financial debts until the Company’s liability is discharged through the financial institution receiving payment from the customer.

No off-balance sheet concentrations of credit risk exist.

	r.	Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. The carrying amounts of cash and cash equivalents, trade accounts receivable, short-term bank credit and trade accounts payable approximate their fair values due to the short-term maturity of such instruments. The fair value for marketable securities is based on quoted market prices and does not significantly differ from a carrying amount.

The fair value of the convertible debentures with a carrying value in the amount of $16,175 as of December 31, 2006 according to the quoted price in the TASE is $12,357. The fair value of the traded warrants does not significantly differ from their carrying amount.

	s.	Derivatives and hedging:

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

F – 21

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Changes in the fair value of forward contracts are reflected in the consolidated statements of operations as financial income or expense.

In 2004 and 2005, the Company entered into forward currency agreements in the amount of $1.5 million, that effectively convert a portion of its floating currency liabilities to a fixed rate basis for a 3 month period, thus reducing the impact of the currency changes on the Company’s cash flow. The agreements were settled in 2005 and 2006, resulting in a total gain of $67 and $19.5, respectively, presented in the statements of operations as financial income.

	t.	Basic and diluted net loss per share:

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

In 2004, 2005 and 2006, all outstanding stock options, convertible subordinate notes, convertible debt and warrants have been excluded from the calculation of the diluted net loss per Common share because all such securities were anti-dilutive for the period presented. The total weighted average number of shares related to the outstanding stock options, convertible subordinated notes, convertible debt and warrants excluded from the calculations of diluted net loss per share was 103,409, 69,207 and 59,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

	u.	Stock-based compensation:

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123 (R)”), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) which requires the measurement and recognition of compensation expense based on estimated fair values for all shared based payments awards made to employees and directors. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123 (R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123 (R).

SFAS 123 (R) requires companies to estimate the fair value equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the awards that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of operations. Prior to the adoption of SFAS 123 (R), the Company accounted for equity based awards under the fair value recognition provisions of SFAS 123.

F – 22

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted SFAS 123 (R) using the Modified Prospective Method. Under that transition method, compensation cost recognized in the year ended December 31, 2006, included: (a) compensation cost for all shared-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all shared-based payments granted subsequent to January 1, 2006 based on the grant-date fair value estimated in accordance with the provisions of the SFAS 123 (R). Results for prior periods have not been restated.

Beginning on the date of adoption of SFAS 123 (R), forfeitures are estimated based on historical experience and other factors; previously, forfeitures were recorded as they occurred.

On December 28, 2005, the Company’s Compensation Committee of the board of directors approved an acceleration of the vesting of all unvested stock options held by current employees, including executive officers and directors. All of the options were considered out-of-the-money since the stated option exercise price was greater than the closing price of the company Common stock on the day the Compensation Committee approved the acceleration ($1.50). Unvested options to purchase approximately 1.7 million shares became exercisable as a result of the vesting acceleration. The accelerated vesting was effective as of December 28, 2005.

The Company’s decision to accelerate the vesting of those options was based primarily upon the issuance of SFAS No. 123(R). The Company believes that the acceleration of vesting of those options will enable the Company to avoid recognizing stock-based compensation expense associated with these options in future periods. Additional purpose of the acceleration was to make the options more attractive to the recipients.

The vesting acceleration did not result in the recognition of additional compensation expense in the year ended December 31, 2005. The pro-forma results presented in the table below include approximately $1.9 million of compensation expense for the year ended December 31, 2005 resulting from the vesting acceleration.

In 2006, the Company granted 20,000 stock options to employees.

F – 23

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

Year ended December 31, 2006

Expected term	3 years
Dividend yield	0%
Expected volatility	67.4%
Risk-free interest rate	6%
Estimated forfeitures	0%

The risk-free interest rate assumption is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term as of the Company’s employee stock options. The dividend yield assumption is based on the Company’s historical and expectation of future dividend payouts and may be subject to substantial change in the future. The expected term of the options represents the period of time that the options are expected to be outstanding and is based on the Company’s historical information, with respect to employee options exercised. The Company used its historical volatility for calculating volatility in accordance with SFAS 123 (R). Estimated forfeitures are based on actual historical pre-vesting forfeitures.

Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense on a straight-line basis over the requisite service period for each of the awards.

For options granted prior to January 1, 2006, the Company accounted for its stock-based employee compensation plans using the intrinsic-value method of accounting set forth in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), but disclosed the pro forma effects on net loss and net loss per share had the fair value of the options been expensed. In accordance with APB 25 and related interpretations, compensation expense for stock options is recognized in income based on the excess, if any, of the fair value of the share at the grant date of the award or other measurement date over the amount an employee must pay to acquire the share.

F – 24

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of each option granted was estimated at the day of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2004	2005

Dividend yield	0%	0%
Expected volatility	65%	83%
Risk-free interest	3.74%	4.41%
Expected life of up to	2.5 years	6.9 years

Pro forma information under SFAS No. 123 is as follows:

	Year ended December 31,

	2004	2005

Net loss to shareholders of Common shares - as reported	$5,141	$9,099
Less - stock-based employee compensation - intrinsic value	-	-
Add - stock-based employee compensation - fair value	637	2,587

Pro forma net loss	$5,778	$11,686

Basic and diluted net loss per share - as reported	$0.46	$0.76

Pro forma basic and diluted net loss per share	$0.51	$0.98

The Company applied SFAS No. 123 and EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date as defined in EITF No. 96-18.

v.	Accrued severance pay:

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

F – 25

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expense for the years 2004, 2005 and 2006 amounted to approximately $893, $547 and $773 respectively.

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

Expense for contributions made to these plans was $570, $518 and $568 for 2004, 2005 and 2006, respectively.

w.	Recently issued Accounting Standards:

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements”. This Standards defines fair values, establishes a framework for measuring fair values in generally accepted accounting principles and expands disclosures about fair values measurements. SFAS No. 157 is affective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management believe this Standard will not have a material effect on its consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions shall initially be recognized in the financial statements when it is more-likely-than-not that the position will be sustained upon examination by the tax authorities. Such tax position shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. FIN 48 also revises disclosure requirements to include an annual tabular roll forward of unrecognized tax benefits. The provisions of this interpretation are required to be adopted for fiscal periods beginning after December 15, 2006. The Company will be required to apply the provisions of FIN 48 to all tax positions of FIN 48 upon initial adoption with any cumulative effect adjustments to be recognized as an adjustment to retained earnings. The adoption of FIN 48 does not have a material impact on the Company’s financial statements.

F – 26

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company has not yet determined the effect that the adoption of SFAS No. 159 will have on its consolidated financial statements.

x.	Reclassification:

Certain amounts from prior years have been reclassified to conform to current period presentation.

NOTE 3:	MARKETABLE SECURITIES

The Company invests in marketable securities, which are classified as available-for-sale and are carried at fair value. The following is a summary of marketable debt securities:

	December 31,

	2005				2006

	Amortized cost	Unrealized gains	Unrealized losses	Market value	Amortized cost	Unrealized gains	Unrealized losses	Market value

	U.S. dollars in thousands

Available-for-sale:

Government debentures	$70	$10	$-	$80	$-	$-	$-	$-
Commercial debentures	5,225	72	(40)	5,257	12	20	-	32

Total available-for-sale marketable securities	$5,295	$82	$(40)	$5,337	$12	$20	$-	$32

During 2006, the Company received proceeds from sales of marketable securities in the amount of $5,529 and realized gains of $20 presented in financial expenses, net.

The available-for-sale investments as of December 31, 2005 and 2006 mature in one to five years.

NOTE 4:	TRADE RECEIVABLES

The Company’s net trade receivables are composed of accounts receivable in the amounts of $4.4 million and $7.0 million as of December 31, 2005 and 2006, and unbilled receivables in the amounts of $3.9 million and $4.0 million as of December 31, 2005 and 2006, respectively.

Bad debt expense totaled $231, $213 and $562 for the years ended December 31, 2004, 2005 and 2006, respectively.

F – 27

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,

	2005	2006

Sales and other taxes receivable	$445	$204
Prepaid expenses	734	435
Deferred income taxes	241	907
Government grants	65	62
Employees receivables	21	23
Other	14	58

	$1,520	$1,689

NOTE 6:	PROPERTY AND EQUIPMENT, NET

	Cost		Accumulated depreciation

	December 31,

	2005	2006	2005	2006

	U.S. dollars in thousands

Equipment and furniture	$2,176	$2,383	$1,734	$1,992
Computer equipment and software	10,777	11,895	10,080	11,323
Motor vehicles	117	151	110	126
Leasehold improvements	2,072	2,296	1,502	1,790

	$15,142	$16,726	$13,426	$15,231

Depreciation expense totaled $1,011, $876 and $690 for the years 2004, 2005 and 2006, respectively.

As for pledges see Note 12.

NOTE 7:	OTHER ASSETS

a.

Amortization expense for capitalized software development costs for 2004, 2005 and 2006, were $3.0 million, $3.8 million and $4.6 million, respectively. Amortization expense is included in cost of revenues.

See Note 2(i) for impairment of capitalized software development costs in 2004.

In 2005 and 2006, $113 and $523 respectively, of interest expense was capitalized to software development costs.

F – 28

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	OTHER ASSETS (Cont.)

	b.	Other assets, net, are comprised of the following:

	Cost		Accumulated amortization		Other assets, net

	December 31,

	2005	2006	2005	2006	2005	2006

Prepaid royalties	$2,074	$2,074	$1,759	$1,890	$315	$184
Technologies and usage rights (1)	1,745	1,586	796	947	949	639
Intangible assets and other	156	-	156	-	-	-
Deferred debt issuance costs (2)	1,528	1,528	304	534	1,224	994

	$5,503	$5,188	$3,015	$3,371	$2,488	$1,817

In addition, other assets include:

Severance pay fund					1,015	1,099
Long-term deposits					246	275
Investment in equity method investee					-	168
Other					93	91

					1,354	1,633

					$3,842	$3,450

(1)

In September 2004, the Company purchased the technologies underlying the INSIGHT™ for Closed Books solution, for a minimum amount of approximately $1.6 million to be paid in 4 annual installments, beginning December 31, 2005. Under certain conditions set forth in the agreement, the consideration may increase in the future, based on the number of policies administered by such solution. Subsequent to balance sheet date the December 31, 2006 payment of $392 was paid.

The technologies are amortized over a 4 year period, which is the estimated useful life of the technologies.

(2)	Related to the issuance of Debentures, Options (Series A) and Warrants (Series 1) (see Note 9b).

Amortization of other assets charged to expenses was $148, $623 and $791 for 2004, 2005 and 2006, respectively.

As for impairments of long-lived assets, see Note 2h.

F – 29

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	OTHER ASSETS (Cont.)

	c.	Estimated amortization expense of prepaid royalties, technologies and usage rights, distribution rights and other intangible assets for the years ending:

December 31,

2007	765
2008	707
2009	345

1,817

NOTE 8:	OTHER LIABILITIES AND ACCRUED EXPENSES

	December 31,

	2005	2006

Employee and related payroll accruals	$2,680	$3,003
Sales and other taxes payable	753	733
Accrued royalties to the OCS (Note 11a)	1,014	1,685
Accrued expenses and other liabilities	2,295	1,949

	$6,742	$7,370

NOTE 9:	DEBT

	a.	Short-term bank credit:

As of December 31, 2006, the Company and its subsidiaries have a revolving credit line facility for borrowings of up to a total of $9.2 million, available until June 30, 2007. As of December 31, 2006, the Company has an unutilized credit line of $2.4 million. Under the terms of these credit line agreements, the Company and several of its subsidiaries recorded floating charges in favor of the banks over all the assets of Sapiens Technologies (1982) Ltd. and Sapiens Israel Software Systems Ltd. The Company also issued cross guaranties in support of the credit line facilities. Additionally, the Company is required to maintain certain financial ratios and results. In 2006, the Company fulfilled the covenant contained in its loan agreements pertaining to maintenance of cumulative, quarterly earnings at certain levels.

The Company is currently negotiating the extension of the credit line facility for an additional year.

F – 30

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	DEBT (Cont.)

		Weighted average interest

		December 31,		December 31,

	Linkage	2005	2006	2005	2006

		%

Credit lines	NIS *)	5.9	6.7	$1,830	$4,728
Short-term loans	U.S. dollar	5.6	7.3	10,120	4,570

				$11,950	$9,298

	*)	New Israeli Shekel, including immaterial amounts linked to other currencies.

In December 2006, the Company entered into loan agreement with Bank Leumi Le-Israel (“Bank Leumi”) whereby the Company borrowed an aggregate amount of approximately $2.5 million. The Company used the proceeds of this loan to make the December 2006 principal and interest payment of the Debentures. The loan was secured by a guarantee granted to Bank Leumi by the Company’s principal shareholder. The loan bears an annual interest rate of 6.5% and is due on August 30, 2007.

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

The Debentures (Series A) are linked to the U.S. dollar and bear annual interest at the rate of 6.0%, payable on the 5th of June and the 5th of December each year commencing on June 5, 2004 and ending on December 5, 2009. According to the original terms, principal is payable in four installments on the 5th of December of the years 2006-2009. During the period beginning 45 days after the registration of the Debentures (Series A) for trading on TASE and ending November 21, 2009, the Debentures (Series A) are convertible into Common shares at a conversion rate of one Common share per each NIS 27 (approximately $6.14) amount of the Debentures, linked to the NIS/dollar exchange rate. The conversion rate is subject to standard anti-dilution provisions, which have no accounting implications (stock dividend, stock split, reverse split). The Debentures (Series A) are unsecured.

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

U.S. dollars in thousands (except share and per share data)

NOTE 9:	DEBT (Cont.)

Each Warrant (Series 1) is exercisable into one Common share of the Company during the period beginning 45 days after the registration of the Debentures (Series A) for trading on TASE and ending November 21, 2007 at an exercise price of NIS 27 (approximately $6.14) linked to the U.S. dollar.

As of December 31, 2006, 600,000 Warrants (Series 1) are outstanding.

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

In accordance with APB No. 14, “Accounting for Convertible debt and Debt Issued with Stock Purchase Warrants”, EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion features or Contingently Adjustable Conversion Ratios”, and EITF 00-27, “Application of issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”), a portion of the proceeds of debt securities issued with detachable warrants was allocated to the Options (Series A) and the Warrants (Series 1), based on the relative fair values of the securities at time of issuance. Amounts allocated to the Options (Series A) and the Warrants (Series 1) are accounted for as liabilities, in accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In a Company’s Own Stock” (“EITF 00-19”), and are marked to market, based on their fair values in the TASE at each reporting date, against financial income (expense).

Pursuant to an evaluation of the terms of the agreement under the provisions of EITF 00-19, the Company has classified all the above derivative financial instruments issued in connection with issuance of the convertible debentures, Warrants and Options as liabilities.

In August, 2006 the Company modified the terms of the first payment of the Debentures (Series A) that was due in December, 2006 as follows: (a) 50% of the first payment amount, approximately $2.4 million, will be deferred to December 5, 2009 (the last day of payment of the principal on the debentures), and (b) with respect to other 50% of the first payment amount, the Company can choose from the following alternatives, in its sole discretion: (1) to convert such amount on December 5, 2006 into Company’s Common shares, at a conversion price per share of $1.28, which reflects the average closing price for the 10 day period prior to July 17, 2006, or (2) to pay the approximately $2.4 million amount to the debenture holders.

On December 5, 2006, an amount of approximately $2.4 million was paid to the debenture holders.

F – 32

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	DEBT (Cont.)

The modification of the terms of the first payment of the Debentures (Series A) was accounted for in accordance with FAS 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings”. Accordingly, the Company calculated the new effective borrowing rate of the debt, which effected the amortization rate of the unamortized discount and unamortized issuance expenses as of the date of the restructuring.

As of December 31, 2005 and 2006, the long-term outstanding balance of the convertible debt and warrants are as follows:

	December 31,

	2005	2006

Debentures:

Par value	$22,295	$19,508
Deemed discount, net *)	(1,065)	(812)

	21,230	18,696
Less -debentures purchased by one of the Company’s subsidiaries	(2,864)	(2,521)
Warrants (Series 1)	117	71
Less – current maturities of debentures	(4,464)	(4,450)

	$14,019	$11,796

*)

The deemed discount is amortized over a period of 72 months, the term of the debentures (Series A), using the effective interest method. Amortization of the deemed discount charged to expenses was $338 and $254 for 2005 and 2006, respectively.

The share issuance expenses, which are classified to other assets (Note 7b), are amortized over the term of the Debentures (Series A), using the effective interest rate method.

F – 33

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	OTHER LONG-TERM LIABILITIES

				December 31,

	Linkage	Interest	Maturity	2005	2006

		%

Loan payable eZoneXchange *)	U.S. Dollar	Libor+2.5	Through 8/2007	$2,000	$1,000
Other long-term liability **)	GBP	-	Through 12/2008	1,366	1,291
Other long-term debt	Japanese Yen	2.1-2.8	2/2006	8	-

				3,374	2,291
Less - current maturities of long-term liabilities				(2,698)	(1,854)

				676	437
Accrued severance pay				768	924
Warrants issued as part of a settlement of redeemable shares in a subsidiary (Note 1c)				75	-
Minority interest				65	78

				$1,584	$1,439

*)	See Note 1c.

**)	See Note 7(b)(1).

Long-term debt maturities in 2008 are $437.

Interest expense was $1.0 million, $0.8 million and $0.3 million for 2004, 2005 and 2006, respectively.

NOTE 11:	COMMITMENTS AND CONTINGENT LIABILITIES

a.

Sapiens Technologies (1982) Ltd. (“Technologies”), a subsidiary incorporated in Israel, partially finances its research and development expenditures under programs sponsored by the OCS for the support of certain research and development activities conducted in Israel.

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

Royalties paid or accrued amounted to $1.6 million, $1.1 million and $0.5 million in 2004, 2005 and 2006, respectively, and are included in cost of revenues.

F – 34

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

As of December 31, 2006, the Company had a contingent liability to pay royalties of approximately $9.5 million.

b.

The Company and its subsidiaries lease various office equipment, office space, and motor vehicles through operating leases. Future minimum lease payments for the next five years and thereafter are as follows:

Operating leases

2007	$2,581
2008	2,360
2009	1,846
2010	1,585
2011 and thereafter	866

Total future minimum lease payments	$9,238

Rent expense for the years 2004, 2005 and 2006 was $2.4 million, $2.2 million and $2.3 million, respectively.

c.

In July 2006, the city council of Rehovot, Israel, notified the Company of (a) an increase in the annual property taxes payable by the Company and (b) a claim for $895 for property taxes due for the years 2000 through 2006. In March 2007, the Company filed an appeal against the increase and the claim for taxes due for previous years. Based on the opinion of legal counsel, the Company believes that it is probable that the amount being claimed retroactively (for the period of 2000 through 2006) will be cancelled. The Company does not believe that the claim reflects a probable loss contingency, in accordance with Statement of the Financial Accounting Standard Board No. 5, “Accounting for Contingencies”.

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

The Company is a party to various other legal proceedings and claims that arise in the ordinary course of business. The total aggregate amount of such proceeding and claims, together with the above mentioned claim, is approximately $720. The Company does not believe that the claims reflect a probable loss contingency, in accordance with Statement of the Financial Accounting Standard Board No. 5, “Accounting for Contingencies”.

d.	As for tax assessments, see Note 13(c).

e.	See Note 7(b)(1) for a contingent liability related to a purchased technology.

F – 35

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

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

The Company has provided bank guarantees in the amount of approximately $328 as security for the rent to be paid for its leased offices in Israel. The lease is valid for approximately six years ending 2010. If the Company were to breach certain terms of its lease, the lessor could demand that the banks providing the guarantees pay amounts claimed to be due.

The Company has provided bank guarantees in the amount of approximately $2.3 million as security for the performance of various contracts with customers. If the Company were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

The Company has provided guarantees to banks in support of the credit facilities extended to two subsidiaries. In the case of the Company’s U.S. subsidiary, the guarantee is for $100; in the case of the Company’s U.K. subsidiary, the guarantee is for £100. Each such guarantee is provided for the term of the credit facility, such term being generally one year. If a subsidiary whose credit line has been guaranteed by the Company were to breach certain terms of its credit agreement, the lending bank could demand that the Company pay amounts claimed to be due. Subsequent to balance sheet date, in January 2007, the Company cancelled the $100 guarantee, which was provided for its U.S. subsidiary.

NOTE 13:	TAXES ON INCOME

	a.	Net operating losses carryforward:

At December 31, 2006, the Company’s subsidiary in the U.S. had net operating loss carryforward for U.S. federal income tax purposes of approximately $5.8 million, and tax credits of approximately $200 which are available to offset future federal taxable income and expire in 2009 to 2023.

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

U.S. dollars in thousands (except share and per share data)

NOTE 13:	TAXES ON INCOME (Cont.)

In addition, the Company had net operating losses carryforwards relating to non-U.S. subsidiaries totaling approximately $52 million, which is available to offset future taxable income. Generally, a majority of such amounts have no expiration date. However, in some cases, amounts expire in 2007 to 2011.

	b.	Israeli income tax:

Sapiens Technologies (1982) Ltd. (“Technologies”), an Israeli subsidiary of the Company, has been granted “Approved Enterprise” status for six investment programs approved in 1984, 1991, 1993, 1995, 1998 and 2000, by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 (“the Capital Investments Law”).

Undistributed Israeli income derived from the “Approved Enterprise” programs entitle Technologies to a tax exemption for a period of two to four years and to a reduced tax rate of 10% - 25% for an additional period of three to eight years (depending on the level of foreign-investment in Technologies). These tax benefits are subject to a limitation of the earlier of twelve years from commencement of operations, or fourteen years from receipt of the approval. This limitation does not apply for the years of tax exemption. Technologies completed the implementation of the 1984, 1991, 1993, 1995, 1998 and 2000 investment programs. As of December 31, 2005, the Investment Center has granted final approval for the implementation of the 1995 and 1998 plans. Technologies has used all the tax benefits under the 1984, 1991 and 1993 plans and is entitled for additional benefits under the 1995 plan (the benefits period commenced in 1998 and will expire in December 2008). The benefits have not yet commenced for the 1998 and the 2000 plans. The law also grants entitlement to claim accelerated depreciation on machinery and equipment used by the “Approved Enterprise”, during the first five years, which the Company claims.

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

In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. In the event of a distribution of such tax-exempt income including, among other things, a cash dividend, the Company will be required to pay tax at the rate of 10%-25% on the gross amount distributed. In addition, these dividends will be subject to a 15% withholding tax.

F – 37

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	TAXES ON INCOME (Cont.)

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

However, the Capital Investments Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment.

As a result of the Amendment among others, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2006, the Company did not generate income under the Amendment.

Commencing 2005, the Company’s Israeli subsidiaries have elected to file their tax returns under the Israeli Income Tax Regulations 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). Such an election obligates the Company’s Israeli subsidiaries for the first three years. Accordingly, commencing 2005, results for tax purposes are measured in terms of U.S. dollars.

	c.	Tax assessments:

Technologies and some of the Company’s group entities have final tax assessments through the year 1999.

F – 38

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	TAXES ON INCOME (Cont.)

	d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries’ deferred tax assets are as follows:

	December 31, 2005		December 31, 2006

	Current	Non- current	Current	Non- current

Gross deferred tax assets	$241	$14,603	$907	$15,814
Less - valuation allowance	-	(11,030)	-	(13,067)

Net deferred tax asset	$241	$3,573	$907	$2,747

During the year ended December 31, 2006, the Company and its subsidiaries have increased the deferred income taxes assets resulting from tax loss carryforwards and other tax credits by $1,877 and the related valuation by $2,037. Management currently believes that it is more likely than not that the deferred income taxes regarding the loss carryforwards and other temporary differences, on which a valuation allowance has been provided, will not be realized in the foreseeable future.

Provisions for income tax expense are comprised of the following:

	Year ended December 31,

	2004	2005	2006

Current (foreign)	$217	$198	$165
Deferred (foreign)	-	*) 1,600	160

	$217	$1,798	$325

*)	Including the write off of tax advances in the amount of $783.

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

F – 39

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	TAXES ON INCOME (Cont.)

The main reconciling items from the statutory tax rate of the Company to the effective tax rate is the non-recognition of tax benefits from accumulated net operating losses carryforward among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits, an increase in the valuation allowance, and a write off of tax advances

	e.	Loss before taxes on income is comprised as follows:

	Year ended December 31,

	2004	2005	2006

Domestic	$5,019	$2,683	$2,450
Foreign	(405)	4,616	1,037

	$4,614	$7,299	$3,487

NOTE 14:	SHAREHOLDERS’ EQUITY

a.

In August 2004, the Company’s shareholders approved amendments to the Company’s Articles of Association, and thereby (a) increased the number of authorized Common shares to 30,000,000, while the number of authorized preferred shares remained 1,000,000, and (b) changed the par value of all authorized shares to one Eurocent (€0.01) each, from two and three tenths Euros (€2.30) each, such that the total nominal capital of the Company became €310 thousand.

b.

On June 27, 2005, the Company entered into a share purchase agreement with Formula Systems (1985) Ltd. (“Formula”), whereby Formula invested $2.0 million in the Company and the Company issued 1,041,667 Common shares to Formula, at a purchase price per share of $1.92, which was the average closing price for the 10 day period prior to the execution of the agreement.

c.

In August 2006, the Company entered into an agreement with Formula, whereby Formula invested $2.0 million in the Company and the Company issued 1,562,500 Common shares to Formula, at a price per share of $1.28 which was the average closing price over the 10 day period prior to July 17, 2006.

In August 2006, the Company entered into an agreement with the investors in eZoneXchange, whereby the investors converted the $1.0 million payment that was due on April 1, 2006 into 781,250 Common shares at a conversion price per share of $1.28, which was the average closing price over the 10 day period prior to July 17, 2006.

F – 40

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:	SHAREHOLDERS’ EQUITY (Cont.)

d.

On April 4, 2001, the Company entered into a share purchase and loan agreement with Red Coral Holdings, Inc. (“Red Coral”), a company owned by the Company’s then President and Chief Executive Officer. According to the terms of the share purchase agreement, Red Coral purchased 300,000 Common shares of the Company for a purchase price of $975. As part of the loan agreement, the Company granted to Red Coral a loan in the amount of $975 for the purpose of acquiring the Common shares. The term of the loan was six years, with accrued interest at a rate of 4%, which was payable on January 15th of each calendar year. The interest amount is fully-recourse and fixed. To secure payment of the loan, Red Coral granted to the Company a lien and security interest on the 300,000 Common shares of the Company that it owned. To secure fulfillment of the terms of the agreement, the Common shares were held in escrow by the General Counsel of the Company. The issuance of Common shares was recorded in the shareholders’ equity and the loan amount was deducted from the shareholders’ equity as a Note receivable from a related party shareholder.

In accordance with EITF 95-16, “Accounting for Stock Compensation Arrangements with Employer Loan Features under APB Opinion No. 25”, the transaction was accounted for as a fixed award.

On November 10, 2005, the Company’s former President and Chief Executive Officer was replaced by its current President and Chief Executive Officer. Following the departure of the former President and Chief Executive Officer, the Company postponed the due date of the January 15, 2006 and 2007 interest payments, until the due date for repayment of the principal amount of the loan (April 4, 2007), and to convert the final two interest payments from fully-recourse to non-recourse.

On April 4, 2007, the term of the loan expired, without Red Coral having repaid the principal amount or the final two interest payments. In May 2007, the Company foreclosed its lien on the 300,000 Common shares of the Company owned by Red Coral, and the Company holds such shares as treasury shares. As a result, the loan agreement was terminated and Red Coral has no further obligations to the Company.

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

U.S. dollars in thousands (except share and per share data)

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

In November 2005, the Company’s Board of Directors approved a new Incentive Stock Option Plan (the “Special Plan”). The number of Common shares available for grants pursuant to the Special Plan was set at 2,000,000 shares. The Special Plan is intended to be used solely to attract or retain senior management and/or Board members. Options granted pursuant to the Special Plan will have an exercise price of $3.00, will be locked for up to five years, and will be contingent upon the optionee providing services to the Company throughout the entire five year period. In the event of a change of control of the Company, the vesting of such options will be accelerated. The Special Plan was approved by the Company’s shareholders, at the 2006 Annual General Meeting of Shareholders.

In November 2005, the Company’s current President and Chief Executive Officer was granted options to purchase 240,000 shares pursuant to the 2003 Option Plan and additional options to purchase 1,000,000 shares pursuant to the Special Plan, which was approved by the shareholders in November 2006.

On December 28, 2005, the 240,000 options under the 2003 Option Plan and the 1,000,000 options under the Special Plan were accelerated and became fully exercisable. See Note 2u.

As of December 31, 2006, 1,310,686 options to Common shares of the Company are still available for future grant. Any options, which are forfeited or cancelled before expiration, become available for future grant under the Plan.

F – 42

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the stock options activities in 2006, is as follows:

	Year ended

	December 31, 2006

	Amount of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value

			(Years)
Outstanding -beginning of year	*) 2,812,212	$5.54	7.14	$0

Granted	20,000	$171	3.98	$0
Exercised	-	$-
Expired, cancelled and forfeited	(391,162)	$10.76	5.10	$0

Outstanding at end of year	*) 2,441,050	$4.68	6.45	$0

Vested and expected to vest at end of year	2,441,050	$4.68	6.45	$0

Exercisable options at end of year	2,437,050	$4.68	6.45	$0

*)	Including 62,300 and 59,000 options repriced to zero, as of December 31, 2005 and 2006, respectively.

The aggregate intrinsic value is the difference between the Company’s closing stock price on the last trading day of the fiscal year 2006 and the exercise price, multiplied by the number of in-the-money options that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This aggregate intrinsic value changes based on the fair market value of the Company’s shares.

The options outstanding as of December 31, 2006, have been classified by range of exercise price, as follows:

Exercise price	Options outstanding as of December 31, 2006	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2006	Weighted average exercise Price

$0	59,000	0.45	$0	59,000	$0
$1.34 - $1.74	309,000	7.83	$1.73	305,000	$1.73
$1.80 - $2.63	352,950	6.94	$2.33	352,950	$2.33
$3.00	1,000,000	8.86	$3.00	1,000,000	$3.00
$3.28 - $3.75	93,100	1.96	$3.59	93,100	$3.59
$4.06 - $5.70	519,050	3.01	$4.56	519,050	$4.56
$11.25 - $16.875	8,100	0.12	$13.40	8,100	$13.40
$19.375 - $29.375	19,000	3.49	$28.68	19,000	$28.68
$32.5 - $47.5	59,850	1.95	$38.53	59,850	$38.53
$61.25 - $69.375	21,000	2.57	$66.98	21,000	$66.98

	2,441,050		$4.68	2,437,050	$4.68

F – 43

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:	SHAREHOLDERS’ EQUITY (Cont.)

The weighted average grant date fair values of the options granted during the years ended December 31, 2004, 2005 and 2006 were $1.98, $1.61 and $0.52, respectively. The total intrinsic value of options exercised during the years ended December 31, 2004, 2005 and 2006 was $0. Compensation expense recognized amounted to $0, $0 and $32 for the years ended December 31, 2004, 2005 and 2006, respectively.

As of December 31, 2006, there was $0 of total unrecognized compensation cost related to nonvested options granted under the Plan.

Upon exercise of options by employees, the Company satisfies the requirements by issuing newly issued shares.

g.

During 2004 and 2005, the Company decided to extend the exercise period for certain former employees. The extension was accounted for in accordance with FIN 44 by applying a new measurement date, which resulted in no additional compensation expenses. Total options extended during 2004, 2005 and 2006 were 54,000, 313,250 and 86,800 respectively.

	h.	Warrants:

In 2005, warrants were granted to advisor board members. As of December 31, 2006, warrants are outstanding as follows:

Warrants to Common shares	Weighted average exercise price per share	Warrants exercisable	Exercisable through

11,000	$2.00	11,000	May 2015
17,000	2.24	17,000	February 2015

28,000	$2.15	28,000

These warrants were measured at fair value (according to Black–Scholes option pricing model) with the following assumptions: Risk free rate of 4.5%, dividend yields of 0%, expected volatility of 80% and contractual life of the warrants of ten years. Total compensation expense amounted to $23, of which $10 and $6 were recorded in 2005 and 2006, respectively.

i	As for warrants granted to investors as part of the settlement of redeemable shares in a subsidiary, see Note 1c.

j.	As for 600,000 Warrants (Series 1) offered to the public, see Note 9b.

k.	The Company does not intend to pay cash dividends in the foreseeable future.

F – 44

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	GEOGRAPHIC INFORMATION

a.

The Company operates in a single segment as a provider of software solutions. See Note 1 for brief description of the Company’s business. The data below is presented in accordance with Statement of Financial Accounting Standard No. 131, “Disclosure about Segments of an Enterprise and Related Information”.

	b.	Geographic information:

The following is a summary of operations within geographic markets.

		Year ended December 31,

		2004	2005	2006

1.	Revenues:
	U.K.	$18,217	$12,604	$13,805
	North America	12,381	10,046	9,895
	Israel	8,910	9,147	12,072
	France	1,352	1,131	902
	Germany	1,814	1,414	837
	Japan	3,147	3,902	4,491
	Switzerland	1,983	1,160	2,309

		$47,804	$39,404	$44,311

			December 31,

			2005	2006

2.	Long-lived assets:
	Israel		$14,344	$15,025
	France		477	496
	Dutch Antilles		317	184
	Other		400	445

			$15,538	$16,150

F – 45

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:	SELECTED STATEMENTS OF OPERATIONS DATA

	a.	Research and development expenses:

	Year ended December 31,

	2004	2005	2006

Total costs	$8,114	$7,566	$7,150

Less - capitalized software development costs, net of royalties bearing grants	(4,750)	(4,323)	(4,699)
Less - royalty-bearing grants	(833)	(520)	–

Research and development expenses, net	$2,531	$2,723	$2,451

b.	Financial expenses, net:

	Year ended December 31,

	2004	2005	2006

Financial income:
Interest	$358	$309	$122
Re-evaluation of Warrants (Series 1) which are classified as liabilities	266	79	46
Foreign currency transaction differences	10,057	7,467	2,037
Income on sale of marketable securities and bonds	-	-	20

	10,681	7,855	2,225

Financial expenses:
Interest *)	2,282	1,780	1,640
Foreign currency transaction differences	9,898	7,328	2,133
Bank charges and others	249	84	198
Loss on sale of marketable securities and bonds	67	71	-
Amortization of issuance expenses and discount on convertible notes	595	380	484

	13,091	9,643	4,455

Financial expenses, net	$2,410	$1,788	$2,230

*)	For capitalization of interest expenses, see Note 7a.

F – 46

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

SAPIENS INTERNATIONAL CORPORATION N.V.

	By:	/s/ Ron Al Dor

Ron Al Dor
President & Chief Executive Officer
Date: June 28, 2007