Form 20-F
period 2007-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2008-06-25
CIK 885740

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Roni Giladi, Chief Financial Officer
Tel: +972-8-938-2721
Fax:+972-8-938-2880
Rabin Science Park
PO Box 4011
Nes Ziona 74140 Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class:	Name of each exchange on which registered:

Common Shares, par value € 0.01 per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

As of December 31, 2007 the issuer had 21,541,088 Common Shares, par value € 0.01 per share outstanding.

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

☐ Large Accelerated Filer     ☐ Accelerated Filer     ☒ Non-Accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by checkmark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

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

The following tables summarize certain selected consolidated financial data for the periods and as of the dates indicated. We derived the statement of operations financial data for the years ended December 31, 2005, 2006 and 2007 and the balance sheet data as at December 31, 2006 and 2007 from our consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations financial data for the years ended December 31, 2003 and 2004 and the balance sheet data as of December 31, 2003, 2004 and 2005 are derived from our audited financial statements not included in this annual report. Certain financial data for previous years set forth below were reclassified to conform to later years’ presentation. You should read the selected consolidated financial data together with our consolidated financial statements included elsewhere in this annual report and with Item 5, “Operating and Financial Review and Prospects.” Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Selected Financial Data:

	Year Ended December 31,

	2003	2004	2005	2006	2007

	(In thousands, except per share data)
Revenues:
Products	$32,580	$26,781	$13,295	$10,423	$5,632
Consulting and other services	19,738	21,023	26,109	33,888	36,763
Total revenues	52,318	47,804	39,404	44,311	42,395

Cost of revenues:
Cost of products	16,628	15,274	8,809	6,302	3,277
Cost of consulting and other services	11,979	11,490	16,037	22,499	22,306
Impairment of capitalized software development costs	-	901	-	-	-
Total cost of revenues	28,607	27,665	24,846	28,801	25,583
Gross profit	23,711	20,139	14,558	15,510	16,812
Operating Expenses:
Research and development, net	3,656	2,531	2,723	2,451	3,502
Selling, marketing, general and administrative	21,539	19,260	16,245	13,558	12,513
Restructuring Costs	-	-	1,113	758	-
Total operating expenses	25,195	21,791	20,081	16,767	16,015
Operating (loss) income	(1,484)	(1,652)	(5,523)	(1,257)	797
Financial expenses, net	958	2,410	1,788	2,230	2,798
Other expenses (income), net	(244)	552	(12)	-	109

Loss before taxes on income	2,198	4,614	7,299	3,487	2,110

Taxes on income (benefit)	(19)	217	1,798	325	338
Minority interests in earnings of a subsidiary and other	8	11	2	13	96

Net loss	2,187	4,842	9,099	3,825	2,544

Settlement of redeemable shares in a subsidiary	-	299	-	-	-

Net loss to shareholders of Common Shares	$2,187	$5,141	$9,099	$3,825	$2,544

Basic and diluted net loss per share	$0.20	$0.46	$0.76	$0.29	$0.14

Weighted average number of shares used in computing basic and diluted loss per share	10,693	11,273	11,982	13,395	18,218

	At December 31, (in thousands)

Balance Sheet Data:	2003	2004	2005	2006	2007

Cash and cash equivalents	$31,775	$10,942	$6,699	$3,108	$13,125
Working capital (deficit)	20,373	2,767	(10,636)	(12,616)	(567)
Total assets	76,723	68,734	51,866	45,619	52,532
Long-term debt and other long-term liabilities	24,783	23,281	15,603	13,235	7,560
Capital stock	105,908	108,635	110,645	113,683	132,310
Total shareholders’ equity	13,929	12,080	3,632	3,929	21,850

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have a history of losses, and we anticipate that our revenues for the short to medium term will not significantly increase while our expenses may increase as a result of maintaining our research and development, sales and marketing efforts and increased interest costs.

We incurred net losses of approximately $3.8 million and $2.5 million for the years ended December 31, 2006 and December 31, 2007, respectively. We cannot predict that our losses will continue to decrease, or if we may become profitable on a sustained basis. Due to the delay in the implementation of our strategy of offering solutions to the insurance industry and possible decline in orders from existing customers, we have no assurance that our revenues in the short to medium term will significantly increase, if at all. At the same time, expenses may increase in the foreseeable future as we maintain our research and development, sales and marketing activities. In addition, following our offering of approximately $17.1 million principal amount of convertible debentures in December 2003, and an additional $1.5 million of convertible debentures in March 2004, upon the exercise by non-affiliates of the Company of options that were offered together with the original convertible debentures in December 2003, we have the obligation to pay the debenture holders interest and to pay the principal amount when the debentures are due, which currently amounts to approximately NIS 38 million or $9.9 million. Our research and development, marketing and sales efforts may prove more costly than we currently anticipate, and we may not succeed in the long term in increasing our revenues sufficiently to offset the expenses of those efforts and of paying back the principal and paying the interest on the debentures. If our revenues fail to increase at a greater rate than our expenses, we will not be able to achieve profitability.

Despite our financing activities in 2007 and our reported positive cash flow for 2007, we have a history of declining working capital and our working capital may once again decrease and we may need to raise capital again.

Historically, our liquidity has reduced due to the drop in our cash reserves available. In 2007, we raised gross capital of $20 million (excluding finders’ fees and out of pocket expenses), and at December 31, 2007, we had negative working capital of $0.6 million. In the past, we have needed to raise capital in order to continue financing our business activities, to pay back the principal and the interest on the debentures and to continue meeting our other obligations. Despite our recent capital raise in 2007, there is no assurance that our past trend of diminishing working capital will not continue. There is no assurance that we will be able to obtain additional financing, or if we do, that it will be on favorable terms. In addition, if we issue capital stock to investors, in order to raise cash, our existing shareholders will experience dilution.

Changes in exchange rates between the US dollar and other currencies may negatively impact our costs.

Exchange rate fluctuations between the US dollar and other currencies which we and our subsidiaries use, especially the NIS may negatively affect our earnings. A significant portion of our expenses, including research and development, personnel and facilities-related expenses, are incurred in Israel, in NIS. In addition, our debentures are linked to the US dollar only if the exchange rate between the NIS and the US Dollar is greater than NIS 4.394 per 1 US Dollar. (On June 17, 2008, the exchange rate between the NIS and the US Dollar was NIS 3.340 per 1 US Dollar.) Consequently, we are exposed to the risk of appreciation of the NIS vis-à-vis the US dollar. This appreciation would cause, and in 2007 did cause, an increase in our expenses as recorded in our US dollar denominated financial statements even though the expenses denominated in local currencies will remain unchanged.

Due to the appreciation of the NIS vis-a-vis the US dollar in 2007, our foreign currency transaction differences, net, increased to approximately $0.7 million in 2007, from $0.1 million in 2006. See Note 15.b of our consolidated financial statements. Such increase is after we take into account hedging transactions we performed during 2007, which diminished the adverse effect of the appreciation of the NIS in relation to the dollar. This appreciation may continue in 2008. Since December 31, 2007, the US dollar has continued its devaluation vis-a-vis the NIS. On June 2, 2008, the representative exchange rate between the NIS and the US dollar as published by the Bank of Israel was NIS 3.26 to $1, as opposed to NIS 3.846 to $1 as of December 31, 2007.

We cannot predict any future trends in the rate of devaluation of the US dollar against the NIS. We cannot assure you that we will not be materially affected in the future from currency exchange rate fluctuations. If the value of the NIS continues to rise in value relative to the US dollar, our business and financial condition could continue to be negatively impacted. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk - Foreign Currency Risk.”

As a result of an offering of convertible debentures, we have significant debt and the amount of the debt could hinder our activities and affect the flexibility needed for such activities.

In December 2003, we completed an offering of convertible debentures on the Tel Aviv Stock Exchange (“TASE”). The offering resulted in gross proceeds to us of approximately $17.1 million. The debentures were offered in units which included options to purchase additional debentures and warrants to purchase our Common Shares. Options which were exercised by non-affiliates of the Company before their expiry date resulted in additional gross proceeds of approximately $1.5 million to the Company in the first quarter of 2004. None of the warrants were exercised and they expired on November 21, 2007. As a result of our purchase of NIS 15,000,000 nominal value of debentures, representing approximately $3.5 million, in 2007 and our purchase of NIS 7,600,000 nominal value of debentures, representing approximately $2.1 million, in 2008, the amounts that we must re-pay, of the principal and the interest have been reduced. In December 2008, we must re-pay approximately NIS 14.9 million or $3.9 million (using the December 31, 2007 exchange rate of NIS 3.846 per $1), which reflects approximately NIS 13.9 million or $3.6 million for the third of the four annual re-payments of the principal of the debentures, and approximately NIS 1.0 million or $0.3 million for the semi-annual interest payment. In the past, we did not create sufficient positive cash flow from operations to make such payment.

In August 2006, a majority of the debenture holders approved changes to the amount and the timing of the first installment payment of the principal of the debentures, such that the payment of 50% of the first payment amount was deferred to December 5, 2009, and we were given the opportunity to either pay back the other 50% of the first payment amount, or to convert such amount into our Common Shares. On November 30, 2006, we announced our decision to pay the approximately $2.4 million in cash, and on December 5, 2006, we made the payment. There can be no guarantee that the debenture holders will agree to any changes to the terms of the debentures in the future. In June 2007, we entered into a private placement transaction for an aggregate gross amount of $20 million (excluding finders’ fees and out of pocket expenses). Following the private placement transaction, in June 2007, we purchased an aggregate amount of NIS 15,000,000 nominal value of debentures, representing approximately, $3.5 million of the outstanding debentures. In January and February 2008, we purchased an aggregate amount of NIS 7,600,000 nominal value of debentures, representing approximately, $2.1 million of the outstanding debentures. Pursuant to the terms of the prospectus governing the debentures, the amount repurchased by us was retired and removed from circulation. As a result, the amount of the semi-annual interest payment that we paid in June 2008 was reduced to approximately NIS 1.0 million or $0.3 million. Similarly, the total amount that we must pay in December 2008 was reduced to approximately NIS 14.9 million or $3.9 million (using the December 31, 2007 exchange rate of NIS 3.846 per $1). We currently have enough funds to make the December 2008 payments. However, if we use those funds for other purposes in the future, we may not have enough funds to make the future principal and interest payments. We cannot be certain that our credit lines will be renewed in the future, and if they are, that they will be on favorable terms. If we are unable to obtain through other means the funds needed to make such payments, we could breach the terms of the debentures and of the Trust Deed which we entered into in connection with the offering. Even if we are able to make the payments required by the debentures, the amount of the debt could have a material adverse effect on our results of operations and financial position. For example, the debt could restrict our ability to obtain additional financing, restrict our flexibility in planning or in reacting to changes in the business, place us in a position inferior to that of competitors with lower debts or make us more vulnerable if there is a downturn in our revenues or in the economy in general. The amount of the debt could require us to dedicate a material part of our cash flow to payment of interest and repayment of principal and in addition reducing our ability to use the cash for other purposes such as working capital.

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

The market for our solutions is characterized by rapidly changing business conditions and customer requirements. The introduction of solutions embodying new technology and the emergence of new customer requirements can render existing technology obsolete and unmarketable. Our ability to anticipate changes in technology and customer requirements and to successfully develop and introduce new and enhanced solutions on a timely basis will be significant factors in our ability to grow and to remain competitive. Substantial expenditures are required for research and development and the introduction of new products. There can be no assurance that we will have sufficient resources to make such investments, or that these investments will bring the full advantages or any advantage as planned. We have in the past experienced delays in introducing our technology and enhancements, and there can be no assurance that we will not encounter technical or other difficulties that could delay introduction of new technologies or enhancements in the future. There can be no assurance that we will be successful in developing and marketing enhancements that incorporate new technology on a timely basis, or that its new solutions will adequately address the changing needs of the marketplace. Our failure, for technological or other reasons, to timely develop and market products incorporating new technologies could have a material adverse effect on our results of operations, financial condition and cash flows.

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

Our existing customers are a key asset of Sapiens, and we depend on repeat product and service revenues from our base of customers. Specifically, revenues from sales to Menora Mivtachim Insurance Ltd. (“Menora”) and Liverpool Victoria Friendly Services (“Liverpool Victoria “) constituted 20.0% and 6.3%, respectively, of our consolidated revenues in 2007. There can be no assurance that our existing customers will enter into new project contracts with Sapiens or that they will continue using our enabling technologies. If our revenue stream from existing customers were to decline significantly, it would have a material adverse impact on our operating results. Indeed, during 2007, one of our customers, Synergy Insurance Services Holdings Limited (“Synergy”) in the UK decided to change their business model and their requirements for the project. As a result, we mutually agreed to terminate the project and reached a settlement of all amounts due.

The relationships with two large customers of our U.S. subsidiary – Texas Farm Bureau Insurance Companies, and Occidental Fire & Casualty; two large customers of our subsidiary in the United Kingdom –EDS Credit Services and Liverpool Victoria; and a large customer of our subsidiary in Israel – Menora Mivtachim, are the sources of a large portion of the revenues of each of those three subsidiaries. During 2007, revenues from sales to the American customers specified above constituted 37.5% of the total revenues of the U.S. subsidiary (9.4% of our consolidated revenues); revenues from sales to the British customers specified above constituted 35.4% of the total revenues of the U.K. subsidiary (11.2% of our consolidated revenues); and revenues from sales to the Israeli customer specified above constituted 63.5% of the total revenues of the Israeli subsidiary (20.0% of our consolidated revenues). In previous years, our sales to Liverpool Victoria, EDS Credit Services and Occidental Fire & Casualty have declined, which negatively impacted our revenue stream. While sales remained basically the same in 2007, we cannot guarantee that sales will not decrease again in the future, to these or to other customers. If we experience further reductions in sales to these or other customers, our revenue stream will be further negatively affected.

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

Although we protect our intellectual property rights, there can be no assurance that these measures will be successful.

In accordance with industry practice, since we have no registered patents, we rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology. We believe that due to the dynamic nature of the computer and software industries, copyright protection is less significant than factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services. We seek to protect the source code of our products as trade secret information and as an unpublished copyright work. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements that grant customers a personal, non-transferable license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. In addition, we attempt to protect trade secrets and other proprietary information through non-disclosure agreements with employees, consultants and distributors. Although we intend to protect our rights vigorously, there can be no assurance that these measures will be successful. Our failure to protect our rights, and the improper use of our products by others without licensing them from us, could have a material adverse effect on our results of operations and financial condition.

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

The assets listed in our consolidated balance sheet include, among other things, goodwill valued at approximately $8.6 million, capitalized software development costs, net, valued at approximately $15.0 million, long-term deferred income taxes valued at approximately $2.6 million, short-term deferred income taxes valued at approximately $953,000 and purchased technologies, net, valued at $271,000. The applicable accounting standards require that (a) goodwill be tested for impairment at least annually, and written down when impaired; (b) capitalized software costs be assessed for recoverability on a regular basis, to determine whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold, in accordance with Statement of Financial Accounting Standard No. 86 (“Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”); (c) certain identifiable intangible assets such as deferred taxes be reviewed for impairment in certain circumstances; and (d) purchased technologies be assessed for recoverability on a regular basis, to determine whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from such asset. If our goodwill, capitalized software development costs, deferred tax assets, or purchased technologies were deemed to be impaired in whole or in part due to the Company not achieving its goals, we could be required to reduce or write off such assets, thus having to recognize additional expense in our statements of operations and to reduce our shareholders’ equity.

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

Formula Systems (1985) Ltd. (“Formula”), whose ADRs trade on NASDAQ (under the trading symbol: FORTY) and whose shares trade on the TASE (under the trading symbol: FORT), directly owned (as of June 11, 2008) 12,496,090, or approximately 58%, of our currently outstanding Common Shares.

In November 2006, Emblaze Ltd. (“Emblaze”), whose ordinary shares are traded on the London Stock Exchange (under the trading symbol: BLZ.L), purchased the controlling interest of Formula, and as a result, control of us. As of June 2, 2008, Emblaze owned 50.1% of the outstanding share capital of Formula and, therefore, has an indirect controlling influence over us.

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

Eli Reifman, Guy Bernstein and Hadas Gazit Kaiser, all from Emblaze, and Naamit Salomon of Formula, are members of our Board of Directors. Eli Reifman serves as Chairman of our Board of Directors.

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

We believe we were not a PFIC in 2007, just as we believe we were not a PFIC for at least the past 5 years. We currently expect that we will not be a PFIC in 2008. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors. Therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2008 or in a future year. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our Common Shares. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E, “Additional Information – Taxation - U.S. Federal Income Tax Considerations - Tax Consequences if We Are a Passive Foreign Investment Company.”

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

Some of our executive officers and employees in Israel are obligated to perform military reserve duty, currently consisting of approximately 30 days of service annually (or more for reserves officers or citizens with certain occupations). Additionally, they are subject to being called to active duty at any time upon the outbreak of hostilities. While we have operated effectively under these requirements since the establishment of Sapiens, no assessment can be made as to the full impact of such requirements on our business or work force and no prediction can be made as to the effect on us of any expansion of such obligations.

Risks Related to the Market for our Common Shares

If we fail to meet the standards for continued listing of our shares on Nasdaq, the shares could be de-listed from the Nasdaq Capital Market.

A company must continue to comply with several requirements in order to remain listed on Nasdaq. One of the requirements is that a company maintain a $1.00 minimum bid price (the “Minimum Bid Price Requirement”). Under the Nasdaq Marketplace Rules, a failure to meet the continued listing requirement for minimum bid price on The Nasdaq Capital Market shall be determined to exist only if the deficiency continues for a period of 30 consecutive business days.

For eights days in May 2008, the closing price of our common shares on the Nasdaq Capital Market was below $1.00. The closing price of our common shares on the Nasdaq Capital Market, on June 18, 2008, was $1.87 per share.

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

On June 24, 2007, we received a letter from the TASE informing us that as of August 12, 2007, our Common Shares and warrants (Series 1) that are traded on the TASE, but not our debentures (Series A), would be included in a newly created list of “Illiquid Securities”. Inclusion in such list would mean that trades on the TASE of our Common Shares and warrants (Series 1) would only be executed twice a day, in the morning upon the commencement of trading, and at the end of day, at the end of trading. On August 8, 2007, we entered into an agreement with Clal Finance Batucha Investment Management Ltd. (“Clal Finance”) pursuant to which Clal Finance acts as a market maker for our Common Shares traded on the TASE. As a result of our entering into a market making agreement, we were not included on the TASE’s list of “Illiquid Securities”.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate Details

Our legal and commercial name is Sapiens International Corporation N.V., and we were incorporated and registered in the Netherlands Antilles on April 6, 1990. We are a public limited liability company and operate under the provisions of the Netherlands Antilles Commercial Code. Our registered office is located at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, Netherlands Antilles and our telephone number in Curaçao is + 5999-736-6277. United International Trust N.V. is the Company’s agent in Curaçao and serves as a member of our Board of Directors. Our World Wide Web address is www.sapiens.com. The information contained on the web site is not a part of this annual report. We did not have any material business developments since January 1, 2007.

Capital Expenditures and Divestitures since January 1, 2005

Our principal capital expenditures during the last three years related mainly to the purchase of computer equipment and software for use by our subsidiaries. These capital expenditures totaled $366,000 in 2005, $276,000 in 2006 and $ 190,000 in 2007.

In 2008, we purchased computer equipment in the amount of approximately $300,000. This purchase was financed through a capital lease agreement.

B.	Business Overview

We are a global provider of information technology (“IT”) solutions that modernize business processes to enable insurance and other leading companies to quickly adapt to change. Our solutions, sold as customizable software modules, align IT with business demands for speed, flexibility and efficiency. Our solutions are supplemented by our technology, methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications. Our solutions include scalable insurance applications we have developed for leading organizations such as AXA, Norwich Union, Liverpool Victoria, IAT Group, ING, OneBeacon, Principal Financial Group, the Surplus Line Association of California, Allianz Group, Texas Farm Bureau Insurance Companies, Menora Mivtachim Insurance and Santam. Our service offerings include a standard consulting offering that helps customers make better use of IT in order to achieve its business objectives.

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

Industry Background

The global insurance industry is highly competitive, constantly facing new regulations, multiple sales channels and demanding customers.

Insurance organizations are required to meet heightened needs of intermediaries and customers that have grown to expect information and answers immediately on request.

While insurance companies’ current systems may not be appropriate for current challenges and may be outdated, they are still an important part of an organization because of the vast investment of business know-how and rules, as well as the amounts of information they contain. Replacing them could cause a significant loss of business productivity.

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

Sapiens INSIGHT™ is designed for the general (property and casualty) and life insurance markets. These solutions can be customized to match specific legacy systems and business requirements, while providing pre-configured functionality. These solutions can be used independently or together as follows:

* Sapiens INSIGHT™ for Property & Casualty

INSIGHT™ for Property & Casualty (formerly known as Policy INSIGHT™) is a general insurance policy administration solution that makes it easier for brokers and agents to do business with carriers. By automating the process, this web-enabled solution reduces the cost of doing business and optimizes risk selection through the use of rules based underwriting. Sapiens INSIGHT™ for Property & Casualty is designed to improve internal efficiencies and simplify and accelerate the cycle of new business, and property and casualty policy processing and administration, by automating policy lifecycle processes and by allowing business analysts to quickly respond to changing rate and regulation issues. The solution also provides functionality supporting the rapid development and launch of new products to keep pace with competitive pressures and market opportunities. Sapiens INSIGHT™ for Property & Casualty is available as a complete package, or in individual modules.

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

Sapiens INSIGHT™ for Life & Pensions consists of the following independent modules that can be implemented together or only individually:

•	Processes Management - An efficient processes management module, very easy to build and maintain

•	Products Management - Set of tools that enables minimum time-to-market

•	Dossier Administration

•	Surrender Value and Paid-Up policies processes

•	Billing and Collection

•	Funds Revaluation

•	Investment Gateway

* Sapiens INSIGHT™ for Underwriting

Sapiens INSIGHT™ for Underwriting (formerly MediRisk INSIGHT™) is an underwriting solution for life, health and disability insurance. It reduces a customer’s costs by automating a larger portion of the process of evaluating the risks of new business and by streamlining the procedures for handling new business. By using this solution, an insurance company can make underwriting assessments on new cases earlier in the business cycle and achieve greater consistency in its decision-making. We market Sapiens INSIGHT™ for Underwriting on the basis of licensing and distribution agreements with MediRisk Solutions Ltd. which developed and holds the intellectual property rights to the solution. Sapiens holds a minority interest (approximately 10%) in MediRisk Solutions Ltd.

* Sapiens INSIGHT™ for Reinsurance

Sapiens INSIGHT™ for Reinsurance is a functional-rich solution for the insurance market, designed to support insurance carriers and reinsurers in the management of all types of reinsurance for the general (property and casualty) insurance market, according to the rapidly changing requirements of the international reinsurance market. This state-of-the-art, web-enabled solution streamlines and reduces the cost of handling all reinsurance functions through automation, is based on ACORD standards and B2B XML technology, and is designed for a multi- language, multi- currency, multi- company environment.

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

The principal markets in which we compete are located in North America, Europe, Israel and Japan. As of December 31, 2007, we had approximately 135 customers in all the geographical areas in which we operate. Of these, the primary customers were Menora Mivtachim Insurance, the Israeli Ministry of Labor, Synergy Insurance Services Holdings Limited (which was terminated in 2007), EDS Credit Services Limited, Texas Farm Bureau Insurance Companies, Liverpool Victoria Friendly Society Limited, Santam, OneBeacon Insurance Company, Occidental Fire and Casualty Company of North Carolina and AXA Corporation, accounting for approximately 56% of our gross revenues during 2007.

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

The following is a breakdown of the competition that we face in each of our primary markets:

Sapiens INSIGHT™ - Insurance

Our competitors in the market for solutions offered to the insurance industry fall into several categories: vendors of complete systems, vendors of insurance software products, large multinational integrators and local integrators in the various territories in which we operate. Examples of these competitors are:

In the United States:	CSC, Camilion, SOLCORP, Fineos, SAP, SunGard, Navisys, Fiserv, OneShield, Ascendant One, Insurity, IDP, The Innovation Group, Duck Creek and AQS;

In the United Kingdom:	Unisys, SunGard, FIS Software and RebusIs;

In Europe:	Falmeyer (FJA) and COR AG Insurance Technologies, mainly in German speaking countries, and IDIT I.D.I. Technologies.

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

International Advisory Board

In May 2007, we disbanded our International Advisory Board that was created during 2004, as part of our emphasis on efficiency and efforts to increase returns on investments. Previously, we disbanded our Americas Advisory Board and our UK Vision Board.

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

As part of our efficiency measures, in 2007 we reduced our sales and marketing activities, from $10,236 in 2006 to $8,815 in 2007.

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

We also work with a limited few distributors and system integrators who provide customers with training, product support and consulting services. Each of our software distributors is capable of providing training in its respective country.

Geographical Distribution of Revenues

The following is a breakdown of our revenues by geographical areas based on our geographic markets, both in thousands of dollars and as a percentage of total revenues for the years indicated:

	2005		2006		2007

United Kingdom	$12,604	32.0%	$13,805	31.2%	$13,417	31.6%
North America	10,046	25.5	9,895	22.3	10,061	23.7
France	1,131	2.9	902	2.0	389	0.9
Germany	1,414	3.6	837	1.9	475	1.1
Israel	9,147	23.2	12,072	27.2	13,824	32.6
Japan	3,902	9.9	4,491	10.1	4,071	9.6
Other	1,160	2.9	2,309	5.3	158	0.5

Total	$39,404	100.0%	$44,311	100.0%	$42,395	100.0%

For details of revenues by category of activity, see the table entitled “Selected Financial Data” under Item 3, “Key Information.”

Seasonality

Even if not reflected in our 2006 or 2007 results, traditionally, the first and third quarters of the fiscal year have tended to be slower quarters for us and the industries that we target. The first quarter usually reflects a lull following an active fourth quarter as companies rush to complete deals and utilize budgets before the end of the fiscal year. The slowdown in the third quarter reflects the summer months, which usually have reduced activities in many of the regions where are customers are located.

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

In May 2007, Sapiens (Schweiz) AG was liquidated by the Commercial Register in Zug, Switzerland.

We are a member of the Formula Systems (1985) Ltd. Group (NASDAQ: FORTY and TASE: FORT). Formula is a holding and managing company of publicly traded companies and their subsidiaries. Formula companies provide IT solutions worldwide, developing and implementing innovative, proprietary software, services and solutions, turnkey projects and outsourcing services as well as software distribution and support. As of June 11, 2008, Formula beneficially owned approximately 58% of our outstanding Common Shares.

In November 2006, Emblaze purchased the controlling interest in Formula, and as a result, controls us. As of June 2, 2008, Emblaze beneficially owned 50.1% of the outstanding share capital of Formula.

Based on Formula’s beneficial holding of over 50% of the outstanding Common Shares of the Company, and based on Emblaze’s beneficial holding of over 50% of the outstanding share capital of Formula, both Formula and Emblaze may be considered to control us.

D.	Description of Property

We lease office space in Israel, the United States, Japan and the United Kingdom. The lease terms are generally five to ten years. In Israel, we lease approximately 45,000 square feet of office space; in the United States, approximately 4,700 square feet; in the United Kingdom, approximately 13,800 square feet, and in Japan, approximately 3,750 square feet. In the United Kingdom, we sub-lease to others approximately 7,364 square feet. In 2007, we terminated our lease in Germany and we sold premises that we owned in France, for approximately $350,000. In 2007, our rent costs totaled $1.82 million in the aggregate for all of our leased offices. Our corporate headquarters are located in Israel and our core research and development activities are performed at our offices in Israel. Our sales, marketing and general and administrative activities are performed in each of our offices. We believe that our existing facilities are adequate for our current needs.

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

Revenues under multiple-element arrangements, which may include software licenses, support and maintenance, and training and consulting services, are allocated to each element under the “residual method” when Vendors Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. Under the residual method, we defer revenues related to the undelivered elements based on their vendor-specific objective evidence of fair value and recognize the remaining arrangement fee for the delivered elements. When vendor-specific objective evidence of fair value for undelivered elements does not exist, revenues from the entire arrangement are recognized over the term of the agreement.

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

Our project business derives a significant portion of its revenue from fixed price contracts. Revenues from fixed-price contracts are recognized based on Statement of Position No. 81-1 “Accounting for Performance of Construction Type and Certain Production Type Contracts,” which requires the accurate estimation of the cost, scope and duration for each project. Revenue and related cost for these projects are recognized on percentage of completion, using the input measure to assess the percent completed when enforceable right to services performed between milestones during the project exists, with revisions to estimates reflected in the period in which changes become known. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage the project properly within the projected periods of time or satisfy our obligations under the contract, project margins may be significantly and negatively affected, which may result in losses on existing contracts. Any such resulting reductions in margins or contract losses in a large, fixed-price contract may have a material adverse impact on our results of operations.

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

We selected December 31st as the date on which we will perform our annual goodwill and intangible assets with an indefinite life impairment tests. Through December 31, 2007, no impairment was required.

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

SFAS 123 (R) requires us to estimate the fair value equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the awards that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of operations. Prior to the adoption of SFAS 123 (R), we accounted for equity based awards using the intrinsic-value method of accounting set forth in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”).

We adopted SFAS 123 (R) using the Modified Prospective Method. Under that transition method, compensation cost recognized in the year ended December 31, 2006 included compensation cost for all share-based payments granted subsequent to January 1, 2006 based on the grant-date fair value estimated in accordance with the provisions of the SFAS 123 (R). In December 2005, primarily as a result of the issuance of SFAS No. 123 (R), we accelerated the vesting of all unvested stock options held by employees and directors.

Beginning on the date of adoption of SFAS 123 (R), we estimate forfeitures based on historical experience and other factors; previously, we recorded forfeitures as they occurred.

Foreign Currency Fluctuation

We expect that, in addition to the US dollar, a significant portion of our revenues will continue to be denominated in the British pound (the “GBP”) and in the NIS and a smaller portion will be denominated in the Euro and Japanese yen. As a result, changes in the exchange rates between the US dollar and the GBP, the US dollar and the NIS, and to a lesser extent the US dollar and the Euro and the US dollar and the Japanese yen, could have a material adverse impact on our revenues and results of operations within Europe, Israel and Japan. We regularly assess our currency exchange exposures and determine whether to adjust or hedge our position. We may use derivative instruments to hedge or adjust our exposures. As a matter of policy we do not enter into transactions of a speculative or trading nature. Foreign exchange exposures are monitored by tracking actual and projected commitments and through the use of sensitivity analysis.

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

Capitalized software costs are amortized by the greater of the amount computed using: (i) the ratio that current gross revenues from sales of the software bear to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method between three to five years, which is the estimated useful life of the software product. We assess the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold.

Deferred Taxes

Management judgment is required in determining our future taxable income for purposes of assessing our ability to realize any future benefits from our deferred tax assets. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. If actual results differ from these estimates or we adjust these estimates in future periods, our operating results and financial position could be materially affected. If we determine that we will be able to realize the deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset would increase income in the period in which such determination is made. On the other hand, should we determine that we will not be able to realize all or part of the net deferred tax assets in the future, an adjustment to the deferred tax assets will be charged to expenses in the period in which such determination is made. In 2007, we decreased our deferred income tax assets resulting from loss carry-forwards and other tax credits by $2.2 million and decreased the related valuation allowance by $2.1 million.

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

Accounting for Income Taxes

On January 1, 2007, we adopted FIN 48, “Accounting for Uncertainty in Income Taxes,” which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with Statement 109, “Accounting for Income Taxes.” The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Prior to January 1, 2007, we estimated our uncertain income tax obligations in accordance with SFAS No. 109, “Accounting for Income Taxes” and SFAS No. 5 “Accounting for Contingencies”. A provision of $300,000 was recorded as a result of the adoption of FIN 48 at January 1, 2007, that was reduced by $150,000 during the year ended December 31, 2007.

Legal Contingencies

We are currently involved in certain legal proceedings and claims that arose in the ordinary course of business, as discussed in Note 10 of our consolidated financial statements. As of December 31, 2007, we have accrued our estimate of the probable costs for the resolution of those claims where we believe it is probable that we will incur a loss. This estimate has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not expect these claims and/or proceedings to have a material adverse effect on our consolidated financial position. It is possible, however, that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by changes in our assumptions related to these claims and proceedings.

Restructurings

In 2007, there were no restructurings. In February 2006, we implemented a restructuring plan for the purpose of reducing costs and restoring profitability. The restructuring plan includes the termination of the employment of approximately 25 employees. The Company’s restructuring plan in 2006 resulted in costs of $758,000.

Recent Accounting Pronouncements

SFAS 157 – Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS 123(R) and related interpretations. The statements does not apply to accounting standard that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

SFAS 157-2 – Effective Date of SFAS 157

On February 12, 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 (the “FSP”). The FSP amends to delay the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). For items within its scope, the FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company is currently evaluating the impact that this pronouncement may have on its consolidated financial statements.

SFAS 159 - Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The adoption of the provisions of SFAS 159 will not have an impact on the Company’s consolidated financial position and results of operations.

SAB 110

On December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which, effective January 1, 2008, amends and replaces SAB 107. SAB 110 expresses the views of the SEC staff regarding the use of “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS 123 (R). Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option.

The use of the “simplified” method, which was first described in SAB 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method” for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. We are currently assessing the potential impact that the adoption of SAB 110 could have on our financial statements.

SFAS 141(R) – Business Combinations

In December 2007, the FASB issued SFAS 141(R), Business Combinations (“SFAS 141 (R)). This Statement replaces SFAS 141, Business Combinations, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) amends SFAS No. 109, Accounting for Income Taxes, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, Goodwill and Other Intangible Assets, to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently assessing the potential impact that the adoption of SFAS 141(R) could have on our financial statements.

SFAS 160 - Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS 160”). SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. We believe that SFAS 160 will not have a material effect on our consolidated financial statements.

A.	Operating Results

Years ended December 31, 2006 and 2007

Revenues. Revenues from the sale of products are comprised of sales of Sapiens eMerge™ licenses, license upgrades, license for “Sapiens INSIGHT™” suite of solutions for the insurance industry, and fixed price projects. Revenues from services include mainly consulting on a time and materials basis, maintenance and support.

Total revenues in 2007 decreased 4.3% to $42.4 million from $44.3 million in 2006. Product revenues in 2007 decreased 46.2% to $5.6 million in 2007 from $10.4 million in 2006. Consulting and other service revenues in 2007 increased 8.6% to $36.8 million from $33.9 million in 2006.

Our product revenues for the year 2007 decreased and our consulting and other service revenues increased mainly due to a planned shift from fixed price projects to time and material based projects, and the completion of certain fixed price projects during the year.

Cost of Revenues and Gross Profit. Cost of revenues decreased 11.1% to $25.6 million in 2007 from $28.8 million in 2006. Cost of revenues relating to products is comprised of salaries and other personnel-related expenses of software consultants and engineers ($1.0 million, or 30.3% of our total costs of products in 2007, and $4.0 million, or 63.5% of our total costs of products in 2006), amortization of capitalized software development costs ($1.0 million or 30.3% of our total costs of products in 2007 and $1.1 million or 17.5% of our total costs of products in 2006), royalties to the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel (“OCS”) ($0.6 million or 18.2% of our total costs of products in 2007, and $0.5 million or 7.9% of our total costs of products in 2006) and other costs ($0.7 million or 21.2% of our total costs of products in 2007, and $0.7 million or 11.1% of our total costs of products in 2006). Cost of revenues relating to consulting and other services is comprised of salaries and other personnel-related expenses, and amortization of capitalized software development costs. Salaries and other personnel-related expenses amounted to $20.3 million or 91% of our total costs of consulting and other services in 2007, and $19.0 million or 84.4% of our total costs of consulting and other services in 2006. Amortization of capitalized software development costs amounted to $2.0 million or 9.0% of our cost of revenues related to consulting in 2007, and $3.5 million or 15.6% of our cost of revenues related to consulting in 2006. The decrease of the amortization is mainly due to completion of the amortization period of certain of our capitalized software development costs related to older products during 2007, offset by the commencement of the amortization of new capitalized software development costs amortized over a higher average useful life than in the prior years.

Our gross profit in 2007 increased 8.4% to $16.8 million from $15.5 million in 2006. The gross profit margin increased by 14.3% to 40.0 % from 35.0% in 2006. Gross margin increased mainly as a result of the completion of the amortization period of certain of our capitalized software development costs related to older products during 2007, offset by the commencement of the amortization of new capitalized software development costs amortized over a higher average useful life than in the prior years.

Gross profit from product revenues decreased 43.9% in 2007 to $2.3 million from $4.1 million in 2006. Gross margin from product revenues was 41.1% in 2007, an increase of 4.3% from 39.4% in 2006. Gross profit from consulting, maintenance and other services increased 27.2% to $14.5 million in 2007 from $11.4 million in 2006. Gross margin from consulting, maintenance and other services increased 17.3% in 2007 to 39.4% from 33.6% in 2006.

Amortization of capitalized software development costs decreased 34.8% to $3.0 million in 2007 from $4.6 million in 2006. The decrease is due to the completion of the amortization period of certain of our capitalized software development costs related to older products during 2007, offset by the commencement of the amortization of new capitalized software development costs amortized over a higher average useful life than in the prior years.

Research and Development, net. Research and development (“R&D”) costs are mainly comprised of labor costs and depreciation of property and equipment, reduced by grants from the OCS and capitalization of software development costs. Net R&D expenses increased 40.0% in 2007 to $3.5 million from $2.5 million in 2006. The increase in spending on R&D recorded in 2007, as compared with the previous year, resulted from the reduction of capitalized software development costs.

Capitalized software development costs decreased 34.0% to $3.1 million in 2007 compared with $4.7 million in 2006 while direct labor costs remained constant: $4.1 million in 2007 and $4.1 million in 2006.

Selling, Marketing, General and Administrative expenses, net. Selling, marketing, general and administrative, net expenses (“SG&A expenses”) decreased 8.1% in 2007 to $12.5 million from $13.6 million in 2006. SG&A expenses consist primarily of salaries and other personnel-related expenses, which in 2007 amounted to $6.8 million, or 54.4% of total SG&A expenses, and in 2006 to $8.1 million or 59.6% of total SG&A expenses, as well as other costs associated with our sales and marketing efforts and our general and administrative activities such as rent which amounted to $1.8 million in 2007, accounting, legal and other public company expenses in the amount of $0.8 million, depreciation costs of $0.3 million, and marketing costs, including tradeshows and design, in the amount of $0.2 million. General and administrative expenses include management salaries, offices and office maintenance, communications, external consultants and other expenses. The decrease in SG&A expenses in 2007 was the result of a reduction in headcount and consistent efficiency measures implemented by our management, which resulted in reduced expenses.

Restructuring Costs. In 2007, there were no restructuring costs. Restructuring costs in 2006 were $0.76 million as a result of the restructuring we implemented in February 2006, which resulted in the termination of approximately 25 employees.

Financial expenses, net. Our financial expenses, net, increased 27.3% to $2.8 million in 2007 from $2.2 million in 2006. The increase is mainly due to the devaluation of the US dollar against the NIS. Since we are obligated to pay the principal and the interest of our debentures in NIS, but we record the expenses in our financial statements in US dollars, the devaluation of the US dollar results in an increase in our financial expenses. During 2007, we paid $0.98 million as interest to our debenture holders, and $4.4 million for the second installment payment of the principal of the debentures.

Taxes on Income. Our net tax expenses in 2007 were $0.34 million compared with $0.33 million in 2006.

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

Net Loss. Net loss to shareholders of Common Shares for 2007 was $2.5 million, a decrease of 34.2% compared with a net loss to shareholders of $3.8 million in 2006. The decrease in net loss to shareholders in 2007 was due to the shift to operational profit of $0.8 million, compared with an operating loss of $1.3 million in 2006. The decrease in net loss was offset by an increase in Financial expenses, net and other expenses, which were $2.9 million in 2007, compared to $2.2 million in 2006.

Years ended December 31, 2005 and 2006

Revenues. Total revenues in 2006 increased 12.4% to $44.3 million from $39.4 million in 2005. Product revenues in 2006 decreased 21.8% to $10.4 million in 2006 from $13.3 million in 2005. Consulting and other service revenues in 2006 increased 29.9% to $33.9 million from $26.1 million in 2005.

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

Cost of Revenues and Gross Profit. Cost of revenues increased 16.1% to $28.8 million in 2006 from $24.8 million in 2005. Cost of revenues relating to products is comprised of salaries and other personnel-related expenses of software consultants and engineers ($4.0 million, or 63.5% of our total costs of products in 2006, and $5.7 million, or 64.8% in 2005), amortization of capitalized software development costs ($1.1 million or 17.5% in 2006 and $1.3 million or 14.8% in 2005), royalties to the OCS ($534,000 or 7.9% in 2006, and $1.1 million or 12.5% in 2005) and other costs ($677,000 or 11.1% in 2006, and $726,000 or 8.0% in 2005). Cost of revenues relating to consulting and other services is comprised of salaries and other personnel-related expenses, and amortization of capitalized software development costs. Salaries and other personnel-related expenses amounted to $19.0 million in 2006, an increase of 40.7% from $13.5 million in 2005, mainly because of the new projects. Amortization of capitalized software development costs amounted to $3.5 million or 15.6% of our cost of revenues related to consulting in 2006 and $2.5 million or 15.6% in 2005.

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

Capitalized software development costs increased 9.3% to $4.7 million in 2006 compared with $4.3 million in 2005. This increase reflected our development efforts on Sapiens INSIGHT™ products.

Selling, Marketing, General and Administrative expenses, net. SG&A expenses decreased 16% in 2006 to $13.6 million from $16.2 million in 2005. SG&A expenses consist primarily of salaries and other personnel-related expenses, which in 2006 amounted to $8.1 million, or 59.6% of total SG&A expenses, and in 2005 to $10.3 million or 63.6% of total SG&A expenses as well as other costs associated with our sales and marketing efforts and our general and administrative activities such as rent which amounted to $2.4 million in 2006, accounting, legal and other public company expenses in the amount of $0.7 million, depreciation costs of $0.3 million, marketing costs, including tradeshows and design, in the amount of $0.4 million and other miscellaneous costs amounting to $1.6 million. General and administrative expenses include offices and office maintenance, communications, external consultants and other expenses. The decrease in SG&A expenses in 2006 was the result of planned and consistent efficiency measures implemented by our management, which resulted in reduced expenses, particularly reduced salary as a result of the February 2006 restructuring, which resulted in a reduction of annual direct labor costs of $2.6 million. In addition, in the third quarter of 2006, the Company wrote-off $360,000 due to bad debts.

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

Cash, cash equivalents, marketable securities and short-term deposits at the end of 2007 were $13.1 million, compared with $3.1 million at the end of 2006. The increase was due to the June 2007 private placement of $20 million (excluding finders’ fees and out of pocket expenses) and improved collection and positive cash flow from operating activities. The increase was offset by the payment of $1 million to the investors in eZoneX, Inc. (our US subsidiary whose activities ceased in 2001), the re-payment of the $2.5 million loan from Bank Leumi Le-Israel, the repurchase of the outstanding debentures in the amount of NIS 15,000,000 in June 2007, or approximately $3.5 million, and the December 2007 payment of the second installment of the principal of debentures in the amount of approximately NIS 17,000,000, or approximately $4.4 million.

Net cash provided by operating activities was $7.1 million in 2007, compared with net cash used in operating activities in 2006 of $0.9 million. This change reflects the decrease in net loss for 2007 of $2.5 million and the decrease in trade receivables of $4.1 million as a result of improved collection activities. These were offset by a decrease in trade payables of $1.0 million.

Net cash used in investing activities was $3.3 million in 2007, compared with net cash provided by investing activities in 2006 of $0.2 million. In 2007, we had investments in software development of $3.2 million and purchase of property and equipment of $0.2 million.

Net cash provided by financing activities totaled $6.1 million in 2007, compared with $3.4 million used in financing activities in 2006. In 2007, we received net proceeds of $19.4 million from the issuance of common shares, decreased our short term bank credits in the amount of $4.6 million, purchased as well as repaid the principal of our convertible debentures in the amount of $7.8 million, and paid the principal of a long term loan in the amount of $1.0 million.

Credit Lines

We have a revolving credit line facility for borrowings of up to $9.2 million, available until June 30, 2008. We are currently negotiating the extension of the credit facility for another year. We cannot be certain that an agreement will be signed, though we expect that an agreement will be signed that extends the current credit line, on substantially similar terms, for an additional year.

As a condition for receiving the current credit lines from our lender banks, we undertook, among other things, (a) not to charge or sell our assets to any entity whatever without the advance written consent of the banks, (b) that the total of our debts and obligations to the banks will not at any time exceed $9.2 million, and (c) that the total of our accounts receivable from customers will not be less than $6.0 million. In addition, we undertook that our quarterly earnings before income tax, depreciation and amortization will be positive through June 30, 2008 and that our aggregate earnings before income tax, depreciation and amortization for the year ended December 31, 2007, and the six-month period ended June 30, 2008, will not be less than $1.0 million. We also undertook that our shareholders’ equity will not be less than $3.0 million. In addition, we undertook, on behalf of each of our subsidiaries, to provide the banks with cross guarantees from each subsidiary to secure our performance and fulfillment of any of our or our subsidiaries’ obligations under the facilities. Among themselves, the banks are entitled to repayment of our debts in proportion to our debts to each bank. As a result of negotiations regarding the extension of our loan agreements, the assets of our subsidiary in the United States will be subject to a UCC-1 security interest and the assets of our subsidiaries in Israel and the United Kingdom will be subject to floating liens.

Under the credit lines, borrowings in US dollars bear interest at rates ranging between LIBOR plus 1.7% to plus 2.2% and borrowings in NIS bear interest at the prime rate of interest in Israel plus 0.7%

In December 2006, we entered into loan agreement with Bank Leumi Le-Israel whereby we borrowed an aggregate amount of approximately $2.5 million. The proceeds of the loan enabled us to make the December 2006 principal and interest payment on our debentures. The loan was secured by a pledged deposit of Formula. The loan bears an annual interest rate equal to the prime rate of interest in Israel plus 0.5% (for a total of 6.5%) and the principal and interest were due on August 30, 2007. In July 2007, we paid the principal and interest amounts, and the loan agreement has been terminated.

In 2007, we met all the conditions for receiving the current credit lines. There can be no assurance that we will continue to fulfill the covenants we undertook or, if we do not fulfill one or more of the covenants that we will receive from our lender banks waivers of the necessity of fulfilling such covenants.

In August 2006, we entered into an agreement with F.I.D. Holdings Ltd. and Israel Discount Bank Ltd., regarding the conversion of the $1.0 million payment that was due to them on April 1, 2006 into 781,250 Common Shares, at a conversion price per share of $1.28, which was the average closing price for the 10 day period prior to July 17, 2006, and the delay until August 1, 2007 of the $1.0 million payment that was then due on August 1, 2006. The final installment of $1.0 million was paid in August 2007.

In June 2007, we entered into a private placement investment transaction with several institutional investors, private investors and Formula for an aggregate gross investment amount of $20 million (excluding finders’ fees and out of pocket expenses), $6.5 million of which was by Formula. We issued to the investors an aggregate of 6,666,667 Common Shares (of which 2,166,666 Common Shares were issued to Formula), at a price per share of $3.00 which reflected a premium of approximately 25% above the trading price of our Common Shares (as of the date our Board of Directors approved the investment).

In June 2007, we purchased an aggregate amount of NIS 15,000,000 nominal value, representing approximately $3.5 million of the outstanding debentures. Pursuant to the terms of the prospectus governing the debentures, the amount repurchased by us was retired and removed from circulation.

In January and February 2008, we purchased an aggregate amount of NIS 7,600,000 nominal value, representing approximately $2.1 million of the outstanding debentures. Pursuant to the terms of the prospectus governing the debentures, the amount repurchased by us was retired and removed from circulation. As a result, the amount of the semi-annual interest payment that we paid in June 2008 was reduced to approximately NIS 1.0 million or $0.3 million. Similarly, the total amount that we must pay in December 2008 was reduced to approximately NIS 14.9 million or $3.9 million (using the December 31, 2007 exchange rate of NIS 3.846 per $1), approximately NIS 13.9 million or $3.6 million for the third of the four annual re-payments of the principal of the debentures, and approximately NIS 1.0 million or $0.3 million for the semi-annual interest payment.

(For further details on certain of these transactions, see Item 10, “Additional Information – Material Contracts.”)

In 2007 we generated positive cash flow on an annual basis, and in the first quarter of 2008 we also generated positive cash flow.

Management believes that the proceeds of the June 2007 $20 million private placement investment will be sufficient for our present requirements, and at least until December 31, 2008, to support our operating and financing requirements. However, future operating requirements may necessitate the need for us to issue additional equity securities in connection with capital raising which could dilute the ownership interest of our existing shareholders.

C.	Research and Development

See section A. “Operating Results” above.

D.	Trend Information

The global insurance industry is constantly changing as a result of regulatory changes. Insurance companies must comply with regulations such as the Sarbanes-Oxley Act in the United States, Solvency II in Europe and other directives regarding transparency. In addition, many individual countries have increased supervision over local insurance companies.

Globally, the insurance industry has witnessed cross-border mergers and acquisitions, and the entry of international insurance companies into new emerging markets.

In Europe, regulators and insurers have been very active and creative, motivated by past financial crises and the need for pension restructuring. Distribution of policies is being optimized with the increasing use of Bank Assurance (selling of insurance through a bank’s established distribution channels), supermarkets and kiosks (insurance stands). Nevertheless, European insurers, and to some extent North American insurers, are cautiously approaching spending increases and most companies have not decided to change their software.

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

In 2007, we performed hedging transactions, by purchasing a put option in the amount of $2.5 million, to protect against the devaluation of the US dollar, in the range of NIS 4.00 - 4.25 per Dollar.

As of December 31, 2007, we had no off-balance sheet concentration of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangement.

In 2008, we performed hedging transactions, by purchasing a put option in the amount of $4.5 million, to protect against the devaluation of the US Dollar, in the range of NIS 3.60 – 3.30 per Dollar.

F.	Contractual Obligations

The following table sets forth information on our short-term and long-term contractual obligations as at December 31, 2007 (in thousands of dollars):

	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years

Convertible debentures	$9,952	$3,524	$6,428	$--	$--
Short-term bank credit	1,058	1,058	--	--	--
Short-term bank loans	3,900	3,900	--	--	--
Long-term loan	270	--	--	270	--
Long-term liability-third party	974	974		--	--
Accrued severance pay	769	--	--	--	769
Provision for tax exposures	150	150
Operating leasing	7,021	2,689	3,578	456	298

Total	$24,094	$12,295	$10,006	$726	$1,067

G.	Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) shall apply to forward-looking information provided in Items 5.E and F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding the current executive officers and directors of the Company.

Name	Age	Position

Eli Reifman	38	Chairman of the Board of Directors
Ron Al Dor	47	President, Chief Executive Officer and Director
Roni Giladi	37	Chief Financial Officer
Rami Doron	50	Chief Operating Officer
Naamit Salomon (1)	44	Director
Yacov Elinav (2)	63	Director
Uzi Netanel (2)	72	Director
Ido Schechter (1) (2)	47	Director
Guy Bernstein (1)	40	Director
Hadas Gazit Kaiser	32	Director
United International Trust N.V. (3)		Director

(1)	Member of Compensation Committee

(2)	Member of Audit Committee

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

Ron Al Dor joined the Company as President and Chief Executive Officer in November 2005and has served as a director of the Company since November 2005. Prior to joining the Company, from August 1996 until 2004, Mr. Al Dor served as President of TTI Team Telecom International Ltd. (“TTI”), a global supplier of operations support systems to communications service providers. Prior to that, Mr. Al Dor served as TTI’s Co-President from November 1995 until August 1996 and its Vice President from September 1992 to November 1995. During his service in the Israeli Air Force, Mr. Al Dor worked on projects relating to computerization in aircrafts. Mr. Al Dor is a graduate of the military computer college of the Israeli Air Force, studied computer science and management at Bar Ilan University and attended the Israel Management Center for Business Administration.

Roni Giladi joined the Company as Chief Financial Officer in July 2007. Prior to joining the Company, Mr. Giladi served as the Director of Finance at Emblaze since January 2007. Prior to joining Emblaze, Mr. Giladi served as Chief Financial Officer of RichFX, from August 2003 until November 2006, after serving as Corporate Controller since June 2002. Prior to RichFX, Mr. Giladi worked at Ernst & Young Israel, from 1997-2002, as a manager in the high-tech practice group. Since July 2007, Mr. Giladi has served as a director of MediRisk Solutions Ltd., as the nominee of the Company. Mr. Giladi is Certified Licensed Public Accountant and holds a BA in Business Management and Accounting from the College of Management in Israel.

Rami Doron joined the Company as Chief Operating Officer in February 2007. Prior to joining the Company, Mr. Doron led a business unit at Comverse Ltd. from January 2006 until February 2007. Prior to that, Mr. Doron was one of the founders of TTI where he led the professional services, R&D and existing customers’ sales units from December 1993 until May 2005. At TTI, Mr. Doron was involved in defining and building support systems, and was responsible for delivering, maintaining and enlarging the business with worldwide customers. Prior to founding TTI, Mr. Doron led the software division at TEAM Computers Ltd. (“TEAM”) from October 1985 until December 1993, where he was responsible for supporting a large customer base in Israel with TEAM’s R&D and system support. Mr. Doron also has a software development background, having served as a database expert for several years. During his service in the Israeli Air Force, Mr. Doron was an electronics officer for six years. Mr. Doron is a graduate of Hadassah College with a degree in Software Engineering and he studied management at Bar-Ilan University. Naamit Salomon has served as a director of the Company since September 2003. She has held the position of Chief Financial Officer of Formula since August 1997. Ms. Salomon also serves as a director of Magic Software Enterprises (“Magic”) (NASDAQ: MGIC). From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group. Ms. Salomon holds a BA in economics and business administration from Ben Gurion University and an LL.M. from the Bar-Ilan University.

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

Uzi Netanel has served as a director of the Company since March 2005. He has served as Chairman of the Board of Directors of Maccabi Group Holdings Ltd. since 2005. From 2004 through 2007, Mr. Netanel served as Chairman of the Board of Directors of MLL Software & Computers Industries Ltd. and as Chairman of the Executive Committee of Carmel Olephines. From 2001 through 2003, Mr. Netanel served as a partner in the FIMI Opportunity Fund. From 1993 through 2001, he served as Active Chairman of Israel Discount Capital Markets and Investments Ltd. From 1997 to 1999, Mr. Netanel served as Chairman of Poliziv Plastics Company (1998) Ltd. Mr. Netanel also serves on the Board of Directors of Israel Oil Refineries, Carmel Olephines, Gaon Real Estate, The Maman Group, Acme Trading and Harel-PIA funds.

Ido Schechter has served as a director of the Company since June 2006. He has served as the Chief Executive Officer of Top Image Systems Ltd. (“TIS”) since January 2002 and has been a director of TIS since December 2004. Until he became CEO, Dr. Schechter Dr. Schechter served as TIS’s Vice President of Sales and Marketing from August 1996. From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of TIS, which operated a form processing service bureau. From August 1993 to December 1994, Dr. Schechter oversaw the start-up of automatic form processing services at Israel Credit Cards, Ltd. From 1991 to 1993, Dr. Schechter was a research scientist at the Horticultural Research Institute of Ontario, Canada. Dr. Schechter received his Ph.D. and M.Sc. in Plant Physiology from the University of Guelph in Ontario, Canada and his BS from the Hebrew University in Israel.

Guy Bernstein has served as a director of the Company since January 1, 2007. Mr. Bernstein joined the Emblaze Group as Chief Financial Officer and member of the Board of Directors in April 2004 and was appointed Group Chief Executive Officer in December 2006. Prior to joining Emblaze, Mr. Bernstein served as Chief Financial and Operations Officer of Magic Software Enterprises (“Magic”) (NASDAQ: MGIC), a position he held since 1999. He also acted as the Interim CEO for Magic’s subsidiaries: MSE Israel Ltd. and Coretech Consulting Group. Mr. Bernstein joined Magic from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein also serves as Chief Executive Officer of Formula, Chairman of the Board of Magic and Chairman of the Board of Matrix IT Ltd. Mr. Bernstein is a Certified Licensed Public Accountant and holds a BA in Accounting and Economics from Tel Aviv University.

Hadas Gazit Kaiser has served as a director of the Company since July 2007. She has served as the Chief Financial Officer and Finance Director of Emblaze since December 2006. From August 2005 until she became CFO, Ms. Gazit Kaiser served as the Vice President-Finance of Emblaze and the Chief Financial Officer of Emblaze Mobile. From August 2003 to August 2005, Ms. Gazit Kaiser served as the Budget Control Manager of TTI. From August 2000 to August 2003, Ms. Gazit Kaiser acted as a manager at Kost, Forer Gabbay & Kasierer. Ms. Gazit Kaiser holds a BA in Economics and Accounting and an MBA degree in Finance, both from Tel Aviv University, and is a Certified Public Accountant in Israel.

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

In June 2007, Mr. Gadi Goldstein stepped down from the Board of Directors, following upon Mr. Goldstein’s stepping down as Chief Executive Officer of Formula.

The Board of Directors must have a minimum of three, and a maximum of 24, directors. Directors of the Company are appointed by the General Meeting of Shareholders and hold office until the expiration of the term of their appointment by the General Meeting of Shareholders, or until they resign or are suspended or dismissed by the General Meeting of Shareholders. The Board of Directors may appoint up to four directors in addition to the directors elected by the General Meeting of Shareholders, subject to the maximum number of directors permitted, and any such appointment shall be effective until the next General Meeting of Shareholders. The Board of Directors may fill any vacancies on the Board of Directors, whether as a result of the resignation or dismissal of a director, or as a result of a decision of the Board of Directors to expand the Board of Directors.

Our executive officers are appointed by, and serve at the discretion of, the Board of Directors of the Company.

We had several changes in management positions during 2007. In February, Rami Doron was appointed as our new Chief Operating Officer. In July, Roni Giladi was appointed as our new Chief Financial Officer and Sagi Schliesser was appointed as our VP R&D.

There are no family relationships among the executive officers or directors of the Company.

B.	Compensation of Directors and Officers

The aggregate amount of compensation paid by the Company, or accrued by the Company, during the fiscal year ended December 31, 2007 with respect to such year, to all directors and executive officers as a group for services in all capacities was $965,000. This amount does not include amounts expended by the Company for automobiles made available to its officers or expenses (including business travel and professional and business association dues) reimbursed to such officers. The aggregate amount set aside or accrued by the Company during its fiscal year ended December 31, 2007, to provide pension, retirement severance and similar benefits for directors and executive officers of the Company was $70,000. The foregoing amounts also exclude stock option grants to the Company’s directors and officers pursuant to the Company’s 1992 Stock Option and Incentive Plan, the Company’s 2003 Share Option Plan and the Company’s 2005 Special Incentive Share Option Plan, which are described below.

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

In the past, the Company granted to each of its independent directors options to purchase 4,000 Common Shares annually. The options were granted at an exercise price equal to the fair market value of the Company’s Common Shares on the date of grant. The term of the options is 10 years and the options become exercisable in four equal, annual installments, beginning with the first anniversary of the grant date. Since 2005, the Company did not grant any options to its independent directors.

In 2008, the Company increased the fees paid to its independent directors, to reflect the increase in payments paid to outside directors under the Israeli Companies Law 5759-1999, even though the Company is not an Israeli company or subject to the Israeli Companies Law.

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

An option may be granted on such terms and conditions as the Committee may approve, and generally may be exercised for a period of up to 10 years from the date of grant. In 2008, certain grants were limited to an exercise period of 6 years. Options granted under the Incentive Plans become exercisable in four equal, annual installments, beginning with the first anniversary of the date of the grant, or pursuant to such other schedule as the Committee may provide in the option agreement. The exercise price of such options generally will be not less than 100% of the fair market value per share of the Common Shares at the date of the grant. In the case of ISOs, certain limitations will apply with respect to the aggregate value of option shares which can become exercisable for the first time during any one calendar year, and certain additional limitations will apply to “Ten Percent Stockholders” (as defined in the 1992 Stock Plan). The Committee may provide for the payment of the option price in cash, by delivery of other Common Shares having a fair market value equal to such option exercise price, by a combination thereof or by any method in accordance with the terms of the option agreements. The Incentive Plans contain special rules governing the time of exercise of options in the case of death, disability, or other termination of employment. Options are not transferable except by will or pursuant to applicable laws of descent and distribution upon death of the employee.

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

As of December 31, 2007, we had 896,267 Common Shares available for future issuance of awards under the Incentive Plans. As of December 31, 2007, options to purchase 2,825,900 Common Shares, 1,848,000 of which were held by officers and directors, were outstanding. As of that date, there were 22,280 shares of restricted stock that the Company had granted to employees and other eligible grantees (none of which were held by current and former officers and directors), and all of which had vested (prior to 1998) under the restricted stock awards.

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

Compensation Committee

The Compensation Committee of the Board of Directors is comprised of three directors, nominated by the Board of Directors: Naamit Salomon, Guy Bernstein and Ido Schechter. Dr. Schechter is an independent director. On March 11, 2008, Ms. Naamit Salomon replaced Mr. Gad Goldstein as a member of the Compensation Committee. The primary function of the Compensation Committee is to manage the Company’s Stock Option Plan and review and approve all matters relating to the compensation of the Company’s officers and directors. The Committee is governed by a Charter and meets at regularly scheduled quarterly meetings.

NASDAQ Exemptions for a Controlled Company

We are a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5), or Rule 4350(c)(5), since Formula holds more than 50% of our voting power.

Under Rule 4350(c)(5), a controlled company is exempt from the following requirements of NASDAQ Marketplace Rule 4350(c) as of July 31, 2005:

•	The majority of the company’s board of directors must qualify as independent directors, as defined under NASDAQ Marketplace Rules; and

•

The compensation of the chief executive officer and all other executive officers must be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors (subject to limited exceptions). Director nominees must either be selected or recommended for the board of directors’ selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors (subject to limited exceptions).

•

The company must certify that it has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under US federal securities laws.

NASDAQ Exemption for a Foreign Private Issuer

We are a foreign private issuer within the meaning of NASDAQ Marketplace Rule 4350(a), since we are incorporated in the Netherlands Antilles.

Pursuant to NASDAQ Marketplace Rule 4350(a), a foreign private issuer may follow a home country practice in lieu of certain provisions of Rule 4350.

We have elected to follow our home country practice in lieu of the requirements set forth in NASDAQ Marketplace Rule 4350(b)(1)(A) which requires a company to distribute to its shareholders copies of an annual report containing its audited financial statements. Instead of distributing copies of our annual report by mail, we have made our annual report available to shareholders on our website (http://www.sapiens.com/AnnualReports/).

We have also submitted to NASDAQ a written statement from our independent Netherlands Antilles counsel which certified that our practice of not mailing the annual report, but rather making it available on our website, was not prohibited by Netherlands Antilles law.

D.	Employees

As of December 31, 2007, we had a total of 302 employees, a 5.3% decrease from the end of 2006.

In February 2006, we began to implement a restructuring plan for the purpose of reducing costs and restoring profitability. The restructuring plan included the termination of the employment of approximately 25 employees during 2006.

The following table sets forth the number of employees in (1) research and development, (2) consulting, delivery and technical support and (3) SG&A at the end of each of the past three years, as well as their geographic area of employment:

	Total Employees	Research & Development	Consulting, Delivery & Technical Support	SG&A

2007	302	48	207	47
2006	319	53	217	49
2005	364	52	235	77

	2007	2006	2005

Israel	199	198	218
United States	36	43	50
United Kingdom	37	49	52
Japan	23	23	24
France	5	4	15
Germany	1	1	5
Switzerland	1	1	-
Total Employees	302	319	364

E.	Share Ownership

	Shares Beneficially Owned

	Number	Percent (1)

Eli Reifman (2)	12,556,692	58.1

Roni Al Dor (3)	240,000	*

All directors and executive officers as a group (11 persons) (4)	12,842,192	58.7

* less than 1.0%

(1)

Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The percentages shown are based on 21,541,088 Common Shares outstanding as of June 2, 2008 plus such number of Common Shares as the indicated person or group had the right to receive upon the conversion of our debentures and upon the exercise of options which are exercisable within 60 days of June 23, 2008.

(2)

Includes 12,503,451 Common Shares and NIS 1,437,500 par value of our debentures (convertible into 53,241 Common Shares) held by Formula. Emblaze beneficially owns 50.1% of the outstanding share capital of Formula. Messrs. Naftali Shani and Eli Reifman, directors of Emblaze, hold 13.9% and 15.4% of the outstanding share capital of Emblaze, respectively. Eli Reifman is a director and President of Emblaze and may be deemed to share with Emblaze the power to vote and dispose of our Common Shares beneficially owned by Formula. Eli Reifman disclaims beneficial ownership of the Common Shares beneficially owned by Formula. See Item 7, “Major Shareholders and Related Party Transactions – Major Shareholders.”

(3)

Includes options to purchase 240,000 Common Shares at an exercise price of $1.74 per share which expire in November 2015. Does not include the option to purchase 1,000,000 Common Shares granted pursuant to the Special Plan, which expire in November 2015. See Item 6, “Directors, Senior Management and Employees - Compensation of Directors and Officers.”

(4)

Each of the directors and executive officers not separately identified in the above table beneficially own less than 1% of our outstanding Common Shares (including options held by each such party and which are vested or will become vested within 60 days of June 23, 2008) and have therefore not been separately disclosed. The options held by the directors and executive officers not separately identified in the above table have exercise prices ranging from $1.50 to $3.00 per share, and none of which expire before 2015.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth, as of June 2, 2008, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person known by the Company to own beneficially more than 5% of the outstanding Common Shares, based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

	Shares Beneficially Owned

Name and Address	Number	Percent (1)

Formula Systems (1985) Ltd. (2) 3 Abba Eban Boulevard Herzlia 46725, Israel	12,556,692	58.1
Highbridge International LLC c/o Harmonic Fund Services The Cayman Corporate Centre, 4th Floor 27 Hospital Road Grand Cayman Cayman Islands, British West Indies	2,166,667	10.1
F.I.D. Holdings Ltd. Rubinstein House, Floor 29 37 Petach Tikva Road Tel Aviv - Yafo 67137, Israel	1,531,250	7.1

(1)

The percentages shown are based on 21,541,088 Common Shares outstanding as of June 2, 2008 plus such number of Common Shares as the indicated person or group had the right to receive upon the exercise of options which are exercisable within 60 days of June 23, 2008.

(2)

Includes 12,503,451 Common Shares and NIS 1,437,500 par value of our debentures (convertible into 53,241 Common Shares). Emblaze beneficially owns 50.1% of the outstanding share capital of Formula. Messrs. Naftali Shani and Eli Reifman, directors of Emblaze, hold 13.9% and 15.4% of the outstanding share capital of Emblaze, respectively. Guy Bernstein is a director and President of Formula but holds no outstanding shares of Formula. Messrs. Naftali Shani and Eli Reifman may be deemed to share with Formula the power to vote and dispose of our Common Shares beneficially owned by Formula. Messrs. Naftali Shani and Eli Reifman disclaim beneficial ownership of the Common Shares beneficially owned by Formula.

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

In June 2007, we entered into a private placement investment transaction with several institutional investors, private investors and Formula for an aggregate gross investment amount of $20 million (excluding finders’ fees and out of pocket expenses), $6.5 million of which was by Formula. As a result, we issued to Formula 2,166,666 Common Shares, at a price per share of $3.00 which reflected a premium of approximately 25% above the trading price of our Common Shares (as of the date our Board of Directors approved the investment).

From time to time, Formula has increased its beneficial shareholding in the Company through market purchases of additional Common Shares. From October 2007 through June 2008, Formula increased its holding of our Common Shares by approximately 914,858 Common Shares through purchases on the public market. See the Schedule 13DA filed by Formula with the SEC on June 12, 2008 with respect to such purchases.

As of June 18, 2008, Formula was the holder of approximately 58% of our outstanding Common Shares.

(For further details about the transactions with Formula, see Item 10, “Additional Information – Material Contracts.”)

2.	FID and Israel Discount Bank

As a result of the agreement entered into as of March 16, 2004 among the Company and the F.I.D. Holdings Ltd. (“FID”) and Israel Discount Bank Ltd., the investors in eZone (the “Investors”), FID became the beneficial holder of approximately 9.1% of the Company’s share capital.

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

In August 2006, we entered into an agreement with the Investors whereby the Investors converted the $1.0 million payment that was due on April 1, 2006 into 781,250 Common Shares and the $1.0 million payment that was due on August 1, 2006 was delayed to August 1, 2007. The Investors had the option, at their sole discretion, to convert all or any portion of the $1.0 million payment payable on August 1, 2007 into our Common Shares, at a conversion price per each share of $3.20. The final installment of $1.0 million was paid at the beginning of August 2007 and there was no conversion into our Common Shares.

As of June 11, 2008, FID was the holder of approximately 7% of our outstanding Common Shares.

(For further details about the transactions with the Investors, see Item 10, “Additional Information – Material Contracts – Agreements with FID and Israel Discount Bank Ltd.”)

3.	Highbridge International LLC

In June 2007, we entered into a private placement investment transaction with several institutional investors, private investors and Formula for an aggregate gross investment amount of $20 million (excluding finders’ fees and out of pocket expenses). Pursuant to such private placement investment, Highbridge International LLC invested $6.5 million in the Company in return for the issuance of 2,166,667 Common Shares, which equaled 10.5% of our outstanding Common Shares, at the time. As of June 11, 2008, Highbridge International LLC was the holder of approximately 10.1% of our outstanding Common Shares.

The major shareholders disclosed above do not have different voting rights from other shareholders.

Holders of Record

As of June 2, 2008, there were 137 holders of record of the Company’s Common Shares, including 95 holders of record with addresses in the United States. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident because many of these Common Shares were held of record by brokers or other nominees.

Based on Formula’s beneficial holding of over 50% of the outstanding Common Shares of the Company, and based on Emblaze’s beneficial holding of over 50% of the outstanding share capital of Formula, both Formula and Emblaze may be considered to control the Company.

B.	Related Party Transactions

FID and Israel Discount Bank

As a result of the agreement entered into as of March 16, 2004 among the Company and F.I.D. Holdings Ltd. (“FID”) and Israel Discount Bank Ltd., the investors in eZone (the “Investors”), FID became the beneficial holder of approximately 9.1% of the Company’s share capital.

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

In August 2006, we entered into an agreement with the Investors whereby the Investors converted the $1.0 million payment that was due on April 1, 2006 into 781,250 Common Shares and the $1.0 million payment that was due on August 1, 2006 was delayed to August 1, 2007. The Investors had the option, at their sole discretion, to convert all or any portion of the $1.0 million payment payable on August 1, 2007 into Common Shares, at a conversion price per each share of $3.20. The final installment of $1.0 million was paid at the beginning of August 2007 and there was no conversion into our Common Shares.

(For further details about the transactions with the Investors, see Item 10, “Additional Information – Material Contracts –Agreements with FID and Israel Discount Bank Ltd.”)

Formula

In June 2007, we entered into a private placement investment transaction with several institutional investors, private investors and Formula for an aggregate gross investment amount of $20 million (excluding finders’ fees and out of pocket expenses), $6.5 million of which was by Formula. As a result, we issued to Formula an aggregate of 2,166,666 Common Shares, at a price per share of $3.00. Following the closing of the $20 million investment, Formula’s holdings were reduced to approximately 53% of our outstanding Common Shares.

(For further details about the transactions with Formula, see Item 10, “Additional Information – Material Contracts.”)

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See the Consolidated Financial Statements and related notes in Item 18.

Export Sales

In 2007, 68.6%of our revenues were from customers located outside of Israel. For information on our revenues breakdown by geographic market for the past three years, see Item 4, “Information on the Company – Business Overview - Geographical Distribution of Revenues.”

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

The following significant changes have occurred since the date of our annual consolidated financial statements:

On January 7, 2008, the Company received notification from Ubank Trust Company Limited (formerly – Investec Trust Company (Israel) Ltd.), the trustee for the Company’s debentures (“Ubank”) regarding its resignation from its position as trustee for the holders of the Debentures, in accordance with Section 35(14)(b) of the Israeli Securities Law, 5728-1968. The reason for the resignation, as provided by Ubank, is that since Ubank is a subsidiary of the First International Bank of Israel Ltd., there is concern that Ubank will find itself in a conflict of interest, as such term is defined in the Guidelines of the Israeli Securities Authority, as a result of actions that are not in its control. The Trustee also notified the Company that, at the same time, the Trustee resigned from its position as trustee for the holders of debentures of tens of other companies. The Company has notified the public that a special meeting of the debentures holders will be held on June 30, 2008, to approve the appointment of Hermetic Trust (1975) Ltd. in place of Ubank.

Hermetic Trust (1975) Ltd. (“Hermetic”) has expressed its willingness to serve as trustee for the debentures. Hermetic is a private company whose main purpose is to provide trust services. Hermetic has notified the Company that is serves as trustee for debentures of other public companies.

In January and February 2008, we purchased an aggregate amount of NIS 7,600,000 nominal value of debentures, representing approximately, $2.1 million of the outstanding debentures. Pursuant to the terms of the prospectus governing the debentures, the amount repurchased by us was retired and removed from circulation. As a result, the total amount that we must pay in December 2008 was reduced to approximately NIS 14.9 million or $3.9 million (using the December 31, 2007 exchange rate of NIS 3.846 per $1), approximately NIS 13.9 million or $3.6 million for the third of the four annual re-payments of the principal of the debentures, and approximately NIS 1.0 million or $0.3 million for the semi-annual interest payment.

In July 2007, we entered into agreements for a new revolving credit line facility for borrowings of up to $9.2 million, until June 30, 2008. We are currently negotiating the extension of the credit facility for another year. We cannot be certain that an agreement will be signed, though we expect that an agreement will be signed that extends the current credit line, on substantially similar terms, for an additional year.

(See also Item 5, “Operating and Financial Review and Prospects - Liquidity and Capital Resources – Credit Lines.”)

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The Company’s Common Shares are quoted on the NASDAQ Capital Market and on the TASE under the symbol “SPNS”.

NASDAQ:

The table below sets forth the high and low market prices for our Common Shares on the NASDAQ National Market (now known as the NASDAQ Global Market) until September 27, 2005 and the NASDAQ Capital Market thereafter on an annual basis for the years 2003 through 2007 and on a quarterly basis for the years 2006 and 2007, and the first quarter of 2008. On June 16, 2003, the Company carried out the Reverse Stock Split (see Note under Item 3.A “Selected Consolidated Financial Data”). All share prices have been adjusted to reflect the Reverse Stock Split by multiplying historical prices by five.

	HIGH	LOW

2003 (Annual)	$6.01	$3.30
2004 (Annual)	5.25	1.48
2005 (Annual)	2.89	1.00
2006 (Annual)	2.10	1.02
2007 (Annual)	3.66	1.35
2008 (Annual) (through June 18, 2008)	1.88	0.82

2006
First Quarter	$1.60	$1.14
Second Quarter	1.54	1.06
Third Quarter	2.10	1.09
Fourth Quarter	1.57	1.02

2007
First Quarter	$2.00	$1.35
Second Quarter	3.66	1.51
Third Quarter	3.19	1.74
Fourth Quarter	1.99	1.20

2008
First Quarter	$1.50	$1.01
Second Quarter (through June 18, 2008)	1.88	0.82

The table below sets forth the high and low market prices for our Common Shares on the NASDAQ Capital Market during the most recent six-month period:

	HIGH	LOW

December 2007	$1.70	$1.20
January 2008	1.50	1.21
February 2008	1.37	1.08
March 2008	1.34	1.01
April 2008	1.27	1.04
May 2008	1.27	0.82
June 2008 (through June 18, 2008)	1.88	1.10

Set forth below are the closing prices of our Common Shares on the NASDAQ Capital Market on the first trading day of each of the following months:

January 2008	$1.50
February 2008	1.22
March 2008	1.17
April 2008	1.10
May 2008	1.10
June 2008	1.29

The closing price of our Common Shares on the NASDAQ Capital Market on June 18, 2008, being the last practicable date prior to publication of this annual report, was $1.87.

TASE:

Our Common Shares began trading on the TASE effective March 6, 2003. Under current Israeli law, the Company will satisfy its reporting obligations in Israel by furnishing to the applicable Israeli regulators only those reports the Company is required to file in the United States. The table below sets forth the high and low market prices for our Common Shares on TASE on an annual basis for the years 2003 through 2007 and on a quarterly basis for the years 2006 and 2007, and the first quarter of 2008. The conversion from NIS into US dollars for the following two tables is based on the average monthly representative rate of exchange published by the Bank of Israel then in effect for the month in which such high or low was recorded, except for the month of June 2008 where the conversion is based on the representative rate of exchange as published by the Bank of Israel for the specific date recorded.

	HIGH	LOW

2003 (Annual from March 6)	$6.01	$3.56
2004 (Annual)	5.29	1.75
2005 (Annual)	2.74	1.19
2006 (Annual)	1.57	1.14
2007 (Annual)	3.82	1.42
2008 (Annual) (through June 18, 2008)	2.09	0.93

2006
First Quarter	$1.57	$1.24
Second Quarter	1.42	1.23
Third Quarter	1.37	1.14
Fourth Quarter	1.48	1.19

2007
First Quarter	$1.83	$1.42
Second Quarter	3.83	1.50
Third Quarter	3.02	1.91
Fourth Quarter	2.19	1.03

2008
First Quarter	$1.41	$1.11
Second Quarter (through June 18, 2008)	2.09	0.93

The table below sets forth the high and low market prices for our Common Shares on TASE during the most recent six-month period:

	HIGH	LOW

December 2007	$1.74	$1.03
January 2008	1.41	1.33
February 2008	1.36	1.28
March 2008	1.32	1.11
April 2008	1.15	1.07
May 2008	1.15	0.93
June 2008 (through June 18, 2008)	2.09	1.23

Set forth below are the closing prices of our Common Shares on the TASE on the first trading day of each of the following months:

January 2008	$1.34
February 2008	1.36
March 2008	1.29
April 2008	1.18
May 2008	1.15
June 2008	1.31

The closing price of our Common Shares on the TASE on June 18, 2008, being the last practicable date prior to publication of this annual report, was $1.74.

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

On June 11, 2003, at a Special General Meeting, our shareholders approved the implementation of the reverse stock split and amendments to our Articles of Association that were required to affect the reverse stock split. As a result of the reverse stock split, our authorized capital of €48,300,000 became divided into 20 million Common Shares (instead of 100 million) and the par value of the Common Shares was changed to €2.30 (instead of €0.46). On June 16, 2003, we achieved compliance with the Minimum Bid Price Requirement and we have maintained such compliance through the date of this annual report.

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

All historical share amounts and per share data in this annual report have been retroactively restated to reflect the reverse stock split.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Company’s Common Shares are quoted on the NASDAQ Capital Market and on the TASE under the symbol “SPNS”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association (the “Articles”)

1.	Registration and Purposes. The Company is organized and existing under the laws of the Netherlands Antilles. Its registered number is 53368.

The objects and purposes of the Company, which are itemized in Article II of the Articles, may be summarized as follows:

	•	to establish, participate in or have any other interest in business enterprises concerned with the development and commercial operation of software;

	•	to finance directly or indirectly the activities of the Company, its subsidiaries and affiliates;

	•	to borrow and to lend moneys;

	•	to engage in the purchase and sale of securities, futures, real estate, business debts, commodities and intellectual property;

	•	to undertake, conduct and promote research and development;

	•	to guarantee, pledge, mortgage or otherwise encumber assets as security for the obligations of the Company or third parties; and

	•	to do all that may be useful or necessary for the attainment of the above purposes.

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

The debentures are linked to the US dollar only if the exchange rate between the NIS and the US Dollar is greater than NIS 4.394 per 1 US Dollar. (On June 17, 2008, the exchange rate between the NIS and the US Dollar was NIS 3.340 per 1 US Dollar.) The debentures bear annual interest at the rate of 6.0%, payable on the 5th of June and the 5th of December each year commencing on June 5, 2004 and ending on December 5, 2009. Principal is payable in four installments on the 5th of December of the years 2006-2009. During the period beginning 45 days after the registration of the debentures (Series A) for trading on the TASE and ending November 21, 2009, the debentures (Series A) are convertible in Common Shares at a conversion rate of one Common Share per each NIS 27 (approximately $7.02, using the December 31, 2007 exchange rate of NIS 3.846 per $1) amount of the debentures. The conversion rate is subject to certain adjustments. The debentures (Series A) are unsecured.

Options (Series A) which were exercised by non-affiliates of the Company before their expiry date resulted in additional gross proceeds of approximately $1.6 million to the Company in the first quarter of 2004.

Each warrant (Series 1) was exercisable into one Common Share of the Company until November 21, 2007 for an exercise price of approximately $7.02. None of the 600,000 warrants (Series 1) were exercised and they expired on November 21, 2007.

In accordance with chapter E1 of the Israel Securities Law, we offered the debentures after nominating a trustee for the debenture holders. The trustee is Ubank Trust Company Ltd. (formerly Investec Trust Company (Israel) Ltd.) (“Ubank”) and the date of the Trust Deed is December 2, 2003. The Trust Deed includes, among other things, the duties of the trustee, the circumstances in which the trustee can demand immediate repayment of the outstanding debentures, the circumstances in which the trustee or the Company can call meetings of debenture holders and the procedures for such meetings.

On January 7, 2008, the Company received notification from Ubank regarding its resignation from its position as trustee for the holders of the Debentures, in accordance with Section 35(14)(b) of the Israeli Securities Law, 5728-1968. The reason for the resignation, as provided by Ubank, is that since Ubank is a subsidiary of the First International Bank of Israel Ltd., there is concern that Ubank will find itself in a conflict of interest, as such term is defined in the Guidelines of the Israeli Securities Authority, as a result of actions that are not in its control. The Trustee also notified the Company that, at the same time, the Trustee resigned from its position as trustee for the holders of debentures of tens of other companies. The Company has notified the public that a special meeting of the debentures holders will be held on June 30, 2008, to approve the appointment of Hermetic Trust (1975) Ltd. in place of Ubank.

Hermetic Trust (1975) Ltd. (“Hermetic”) has expressed its willingness to serve as trustee for the debentures. Hermetic is a private company whose main purpose is to provide trust services. Hermetic has notified the Company that is serves as trustee for debentures of other public companies.

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

In January and February 2008, we purchased an aggregate amount of NIS 7,600,000 nominal value of debentures, representing approximately, $2.1 million of the outstanding debentures. Pursuant to the terms of the prospectus governing the debentures, the amount repurchased by us was retired and removed from circulation. As a result, the total amount that we must pay in December 2008 was reduced to approximately NIS 14.9 million or $3.9 million (using the December 31, 2007 exchange rate of NIS 3.846 per $1) approximately NIS 13.9 million or $3.6 million for the third of the four annual re-payments of the principal of the debentures, and approximately NIS 1.0 million or $0.3 million for the semi-annual interest payment.

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

On March 16, 2004, we entered into a new agreement with the Investors which replaced the Put/Call Agreement and which restructured the remaining portion of the put option. We agreed to issue the Investors, in a private placement, 750,000 Common Shares and warrants to purchase 350,000 additional Common Shares that were exercisable through December 31, 2007. The Investors did not exercise the warrants and therefore the warrants expired on December 31, 2007. In addition, we agreed to pay the Investors in two annual installments a total of $8.6 million plus interest at 7.5% a year by May 1, 2005. The first installment of $4.6 million was paid as required at the beginning of May 2004.

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

In August 2006, we entered into an agreement with the Investors whereby the Investors converted the $1.0 million payment that was due on April 1, 2006 into 781,250 Common Shares and the $1.0 million payment that was due on August 1, 2006 was delayed to August 1, 2007. The Investors may, at their sole discretion, convert all or any portion of the $1.0 million payment now payable on August 1, 2007 into Common Shares, at a conversion price per each share of $3.20. The final installment of $1.0 million was paid as required at the beginning of August 2007.

3.	Agreements with Formula

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

In December 2006, we entered into loan agreement with Bank Leumi Le-Israel whereby we borrowed an aggregate amount of approximately $2.5 million. The proceeds of the loan enabled us to make the December 2006 principal and interest payment on the debentures. The loan was secured by a pledged deposit of Formula. The loan bears an annual interest rate equal to the prime rate of interest in Israel plus 0.5% (for a total of 6.5%) and the principal and interest are due on August 30, 2007. In July 2007, we paid the principal and interest amounts, and the loan agreement has been terminated.

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

See Item 5, “Operating and Financial Review and Prospects – Operating Results – Taxes on Income” for disclosure regarding the reduction of our deferred tax assets and tax advances balances, in 2007.

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

Taxation of Companies

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax at the rate of 29% on taxable income for the year 2007 and are subject to capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably lower. Depending on the relevant tax treaties at issue, dividends or interest received by an Israeli company from foreign subsidiaries are generally subject to tax regardless of the company’s status as an approved enterprise. Under recently adopted legislation, taxes paid by Israeli companies will be gradually reduced to a rate of 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter.

Law for the Encouragement of Industry (Taxes), 1969.

According to the Law for the Encouragement of Industry (Taxes), 1969 (“Industry Encouragement Law”), industrial companies are entitled to the following tax benefits, among others:

•	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

•	expenses involved with the issuance and listing of shares on the TASE or on a recognized stock market outside of Israel, are deductible over a three-year period;

•	the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli industrial companies; and

•	accelerated depreciation rates on equipment and buildings.

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

•	its major activity is in the field of biotechnology or nano-technology;

•

its revenues during the applicable tax year from any single market (i.e. country or a separate customs territory) do not exceed 75% of the privileged enterprise’s aggregate revenues during such year; or

•

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

According to the amendment to the Investments Law, only approved enterprises receiving cash grants require the approval of the Investment Center. Approved enterprises, which do not receive benefits in the form of governmental cash grants, such as benefits in the form of tax benefits, are no longer required to obtain this approval (such enterprises are referred to as “privileged enterprises”). In order to be eligible for the tax benefits, privileged enterprises are required to comply with certain requirements and make certain investments as specified in the amended Investments Law. The privileged enterprises are subject to the responsibility of the Israeli Tax Authority and may, at their discretion, in order to provide greater certainty, elect to apply for a pre-ruling from the Israeli tax authorities confirming that they are in compliance with the provisions of the amended Investments Law and therefore are entitled to receive the benefits provided under the amended Investments Law. The amended Investments Law also specifies which income of the privileged enterprise is entitled to tax benefits (for example income generated from the sale of products that were manufactured by the privileged enterprise, income generated from usage right with respect to know-how developed by the privileged enterprise, etc.).

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

Special Provisions Relating to Taxation Under Inflationary Conditions

Under the Income Tax (Inflationary Adjustments) Law, of 1985, or the Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2004, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2005, our subsidiaries in Israel elected to measure their taxable income and file their tax returns under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an election obligates our Israeli subsidiaries for three years. Accordingly, commencing taxable year 2005, results for tax purposes are measured in terms of earnings in dollar. We have submitted a request to the Israeli tax authorities to extend the effect of the above regulations on our company for 2008.

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

Tax Benefits for Research and Development

Israeli tax law allows, under specified conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. These expenses must relate to scientific research and development projects and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company’s business and carried out by or on behalf of the company seeking such tax deduction. However, the amount of such deductible expenses is reduced by the sum of funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved are deductible over a three-year period.

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

Taxation of Investments

The following discussion is a summary of certain anticipated tax consequences of an investment in the Common Shares under US federal income tax laws, Netherlands Antilles tax laws and Israeli laws. The discussion does not deal with all possible tax consequences relating to an investment in the Common Shares. In particular, the discussion does not address the tax consequences under state, local and other (e.g., non-US, non-Netherlands Antilles, non-Israel) tax laws. Accordingly, each prospective investor should consult its tax advisor regarding the tax consequences of an investment in the Common Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change.

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

U.S. Federal Income Tax Considerations

Subject to the limitations described herein, this discussion summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of our Common Shares to a U.S. holder. A U.S. holder is a holder of our Common Shares who is:

•	an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

•

a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any political subdivision thereof, or the District of Columbia;

•	an estate, the income of which may be included in gross income for U.S. federal income tax purposes regardless of its source; or

•

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

Taxation of Distributions on Common Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” a distribution paid by us with respect to the Common Shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15% through taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a foreign corporation if certain holding period and other requirements are met and either (a) the stock of the foreign corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Capital Market) or (b) the foreign corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Netherlands Antilles income tax treaty is not a comprehensive income tax treaty for this purpose. Dividends that fail to meet such requirements and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (i) if the U.S. holder held the Common Share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such Common Share (or substantially identical securities); or (ii) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the Common Share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code), or “PFIC”, for any taxable year, dividends paid on our Common Shares in such year or in the following taxable year would not be qualified dividends. See the discussion below regarding our PFIC status under “Tax Consequences if We Are a Passive Foreign Investment Company.” In addition, a non-corporate U.S. holder will be able to take qualified dividend income into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend income will be taxed at ordinary income rates.

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

Taxation of the Disposition of Common Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our Common Shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the Common Shares. The gain or loss recognized on the disposition of the Common Shares will be long-term capital gain or loss if the U.S. holder held the Common Shares for more than one year at the time of the disposition and is eligible for a reduced rate of taxation for individuals (currently a maximum rate of 15% for taxable years beginning on or before December 31, 2010). Capital gain from the sale, exchange or other disposition of Common Shares held for one year or less is short-term capital gain and taxed as ordinary income. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of Common Shares generally will be treated as U.S. source income or loss. The deductibility of capital losses is subject to certain limitations.

A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder that uses the accrual method may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of Common Shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company (a “PFIC”) if (taking into account certain “look-through” rules with respect to the income and assets of our corporate subsidiaries) either (i) 75% or more of our gross income for the taxable year was passive income, or (ii) the average percentage (by value) of our assets that are passive assets during the taxable year was at least 50%. As discussed below, we believe that we were not a PFIC for 2007.

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

As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a “qualified electing fund” (a “QEF”), in which case the U.S. holder would be taxed, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. We have agreed to supply U.S. holders with the information needed to report income and gain under a QEF election if we were a PFIC. Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. A U.S. holder’s basis in its Common Shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. holder’s QEF election is in effect with respect to the entire holding period for its Common Shares, any gain or loss realized by such holder on the disposition of its Common Shares held as a capital asset generally will be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. holder had held such Common Shares for more than one year at the time of the disposition. For non-corporate U.S. holders, long-term capital gain is generally subject to a maximum federal income tax rate of 15% for taxable years beginning on or before December 31, 2010. The QEF election is made on a shareholder-by-shareholder basis, applies to all Common Shares held or subsequently acquired by an electing U.S. holder and can be revoked only with the consent of the IRS.

As an alternative to making a QEF election, a U.S. holder of PFIC stock that is “marketable stock” (e.g., “regularly traded” on the NASDAQ Capital Market) may, in certain circumstances, avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. holder’s holding period for our Common Shares. Special rules apply if a U.S. holder makes a mark-to-market election after the first year in its holding period in which we are a PFIC. As a result of such an election, in any taxable year that we are a PFIC, a U.S. holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the Common Shares at the end of the taxable year and such U.S. holder’s tax basis in such shares at that time. Any gain under this computation, and any gain on an actual disposition of our Common Shares, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of our Common Shares, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking Common Shares to market will not be allowed, and any remaining loss from an actual disposition of Common Shares generally would be capital loss. A U.S. holder’s tax basis in its Common Shares is adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to our Common Shares for the Common Shares to be considered “regularly traded” or that our Common Shares will continue to trade on the NASDAQ Capital Market. Accordingly, there are no assurances that our Common Shares will be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all Common Shares held or subsequently acquired by an electing U.S. holder and can only be revoked with consent of the IRS (except to the extent our Common Shares no longer constitute “marketable stock”).

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2007 or 2006. We currently expect that we will not be a PFIC in 2008. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. holders who hold Common Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our Common Shares in the event that we qualify as a PFIC.

Non-U.S. holders of Common Shares

Except as provided below, a non-U.S. holder of Common Shares will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, or the proceeds from the disposition of, our Common Shares, unless, in the case of U.S. federal income taxes, that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized on the disposition of our Common Shares by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

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

Israeli Tax Considerations

Israeli Holders

Capital Gains From the Sale of Shares

Under Section 91 of the Israeli Income Tax Ordinance (New Version), 5721-1961, or Israeli Tax Ordinance, real capital gains from the sale of securities by an individual Israeli resident are subject to tax at the applicable marginal tax rates for such an individual. However, under Section 91 of the Israeli Tax Ordinance, such rates will not exceed 20% and the capital gain will be treated as the highest level on the scale of taxable income. The aforesaid will not apply to the sale of securities by an individual who is classified as a “significant shareholder” in the company - i.e. one who holds, directly or indirectly, alone or “together with another”, at least 10% in one or more of the means of control in the company - either at the time of sale of the securities or at any time during the 12 months that preceded the above stated sale, in which case the rate of tax in respect of the real capital gains will not exceed 25%. “Together with another” is defined in the Israeli Tax Ordinance as together with a relative and together with an entity that is not a relative, with which cooperation exists in the regular course of business according to a material agreement in respect of a corporate entity, directly or indirectly.

Furthermore, until the determination of the directives and conditions for the deduction of real interest expenses under Section 101A(A)(9) of the Israeli Tax Ordinance, an individual who claims real interest and linkage differential expenses with respect to securities will owe tax at a rate of 25% on real capital gains from the sale of such securities. The aforesaid reduced tax rates will not apply to an individual for whom the income from the sale of the securities is classified as “business” income under Section 2(1) of the Israeli Tax Ordinance and therefore will be subject to tax according to the applicable marginal tax rate set forth in Section 121 of the Israeli Tax Ordinance.

An association of individuals (including a company) will be taxed on real capital gains from the sale of securities at the corporate tax rate that is scheduled to decrease gradually to a rate of 25% by 2010.

However, an association of individuals that prior to August 10, 2005 was not subject to Section 6 of the Income Tax Law (Inflationary Adjustments), 1985, or Section 130A of the Israeli Tax Ordinance, is taxed at a rate of 25% on real capital gains as of January 1, 2006.

An exempt mutual fund and entities subject to the exemption stated in Section 9(2) of the Israeli Tax Ordinance will be exempt from capital gains tax from sale of securities. A taxable mutual fund will be subject to tax at the rate of 20% on the real capital gain from sale of securities.

In accordance with the Income Tax Regulations (Deduction from Proceeds, from Payment or from Capital Gain from Sale of Securities or from a Future Transaction), 2002, or Deduction Regulations, the payer to an individual seller of consideration for sale of securities will withhold tax at source at the rate of 20% from the real capital gain subject to tax. The payer to a corporate entity of consideration for sale of securities will withhold tax at source at the rate of 25% from the real capital gain. Such payment to a foreign resident will be exempt from withholding tax at source, as stated, subject to fulfillment of certain conditions stated in the Deduction Regulations.

Rate of Tax Applicable to Income from Dividends on Shares

In general, those individuals who are residents of Israel will owe tax at a rate of 20% on dividends received in connection with our shares of common stock. Yet, individuals who are “significant shareholders” (see above) at the time of receiving the dividend, or at any time during the 12-month period preceding the receipt of dividend, will be subject to a tax rate of 25%. The tax rate in respect of dividends received by Israeli companies is, in general, 0%, but dividends that are derived from sources outside of Israel or that are generated or produced outside of Israel will be taxed at a rate of 25%. Dividends received by a taxable mutual fund will be subject to the 20% tax rate of an Israeli resident individual (for whom the income is not classified as “business” income). Generally, exempt mutual funds, pension funds and other entities that are exempt from tax under Section 9(2) of the Israeli Tax Ordinance are exempt from tax on such dividends. A “taxable mutual fund” is defined in the Israeli Tax Ordinance as a mutual fund whose agreement or prospectus irrevocably states that the fund is a mutual fund subject to tax. An “exempt mutual fund” is defined as a mutual fund whose agreement or prospectus irrevocably states that the fund is a mutual fund exempt from tax.

In accordance with the Income Tax Regulations (Deduction From Interest, Dividends and Certain Income), 2005, tax will be withheld at the source upon the distribution of dividends. Distribution by a company of a dividend to an individual will be subject to tax at the rate of 20% (or 25% if such individual is a “significant shareholder”) as of the date of the dividend distribution.

Non- Israeli Holders

Generally, Israeli income tax will not apply to income, including capital gains dividends, which is realized by a non-Israeli resident who has purchased securities from a non-Israeli resident corporation, provided that (i) the non-Israeli resident corporation is not deemed an Israeli resident corporation for tax purposes; (ii) the securities are not deemed as a right to assets in Israel (i.e., the consolidated assets of the corporation are substantially located in Israel); and (iii) the income is not derived from a permanent establishment of the non-Israeli resident purchaser in Israel.

Although we are not registered and/or incorporated in Israel, the Israeli Tax Authority may contend that the “control and management” of our business is exercised in Israel and, therefore, we are considered a resident of Israel for tax purposes. In general, the test of “control and management” seeks to determine where the company’s policy is set and where its strategic resolutions are accepted. Accordingly, what is examined is the place in which the ability to direct and determine the business policy of the company is realized and the place in which the resolutions allowing the business of the company to be carried-out are accepted. The test of “control and management” is determined every tax year. Furthermore, since a substantial portion of our assets are located in Israel, our shares may be deemed by the Israeli Tax Authority as a right to assets in Israel. It should be noted that Israeli tax law does not provide clear guidelines regarding the manner in which the Israeli and non-Israeli assets of a non-Israeli company should be measured for purposes of determining whether the assets of such company are substantially located in Israel and whether its shares are deemed a right to assets in Israel. Therefore, it is uncertain whether our shares would be considered a right to assets in Israel.

In the event that we are classified as an Israeli resident corporation or our shares are deemed a right to assets in Israel, the following tax consequences would be applicable to non-Israeli residents who purchased our securities.

Capital Gains From the Sale of Shares

Non-Israeli residents, including U.S. resident purchasers, are generally exempt from Israeli capital gains tax on any gains derived from the sale of securities publicly traded on Nasdaq, whether such sold securities are of an Israeli resident corporation or of a non-Israeli resident corporation, provided such gains are not derived from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations selling such securities, including U.S. resident corporations, will not be entitled to such an exemption if an Israeli resident (i) has a controlling interest of 25% or more in the non-Israeli corporation, or (ii) if the beneficiary is directly or indirectly entitled to 25% or more of the revenues or profits of the non-Israeli corporation.

In addition, pursuant to certain treaties to which the Government of Israel is a party, the sale, exchange or disposition of common shares may not be subject to Israeli capital gains tax, in according with the terms of such treaties.

For example, pursuant to the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income, or U.S.-Israel Tax Treaty, the sale, exchange or disposition of common shares by a person who qualifies as a “resident of the United States” within its meaning under the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, which person is referred to for purposes of this tax discussion as “Treaty U.S. Resident,” generally will not be subject to Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power during any part of the 12-month period preceding such sale, exchange or disposition. Moreover, subject to particular conditions, the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment of such Treaty U.S. Resident in Israel. In such cases, subject to the limitations of U.S. laws applicable to foreign tax credits, the Treaty U.S. Resident would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition.

Therefore, the exemption under the Israeli Tax Ordinance may be the only exemption from Israeli tax available to non-Israeli shareholders. Accordingly, non-Israeli resident purchasers who, in light of the existence or lack of existence of certain conditions, are unable to benefit from a treaty, may wish to utilize a recently introduced special exemption on capital gains arising from the sale of shares in an Israeli company (including companies which are deemed an Israeli resident corporation for tax purposes) between July 1, 2005 and December 31, 2008. In order for this exemption to apply, the following conditions must be met:

(a)	an application is to be submitted to the Israeli Tax Authority at the same time as the reporting of the sale and capital gain;

(b)	the capital gain does not derive from a permanent establishment of the seller in Israel;

(c)

the seller is an individual and has been a resident of a country with which Israel has a tax treaty (e.g., the U.S.) during the ten continuous years prior to the acquisition or is an entity where at least 75% of the means of control of the entity are ultimately held, directly or indirectly, by individual shareholders who are residents of a country with which Israel has a tax treaty (e.g., the U.S.) during the ten continuous years prior to the acquisition. Unless it can be proved otherwise, where the entity is listed on a non-Israel stock exchange, this condition is deemed to be met automatically in respect of “non-material” shareholders. “Material” is defined as a 10% or more holding, directly or indirectly, of any means of control, together with related parties;

(d)	the shares were not purchased from a “related party” (as defined in the Israeli Tax Ordinance) and Chapter E-2 of the Israeli Tax Ordinance did not apply to such purchase of shares;

(e)	the sale was reported to the tax authority in the country of the seller’s residence; and

(f)	within 30 days of the acquisition, the transaction was disclosed in full to the Israeli Tax Authority.

Shareholders who wish to benefit from this additional exemption would therefore be advised to approach the Israeli Tax Authority within 30 days of the purchase of shares in the Company.

In the event that the exceptions to the capital gains tax do not apply to a non-Israeli resident purchaser, upon the realization of gain from the sale of our shares, such non-Israeli resident purchaser will be subject to the tax rates described above under “Israeli Holders - Capital Gains From the Sale of Shares.”

Rate of Tax Applicable to Income from Dividends on Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income, such as dividends on shares of an Israeli resident corporation.

Under Israeli tax law, distributions of dividends are generally subject to withholding tax at the rates indicated above under “Israeli Holders - Rate of Tax Applicable to Income from Dividends on Shares.” However, the tax rates in the event of a distribution of dividends to a foreign resident are subject to relevant provisions of the applicable treaty for the avoidance of double taxation between Israel and the country of residency of the foreign resident. For U.S. resident purchasers, who qualify as Treaty U.S. Residents under the U.S.-Israel Tax Treaty, the maximum rate of tax on dividends paid to a holder of common shares is 25%; however, the tax rate is generally reduced to 12.5% if the shareholder is a U.S. corporation and holds at least 10% of the issued voting power during the whole of its prior tax year, as well as during the part of the tax year that precedes the date of payment of the dividend, and not more than 25% of the gross income consists of interest or dividends.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are currently subject to the information and periodic reporting requirements of the Exchange Act that are applicable to foreign private issuers. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the United States Securities and Exchange Commission under cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act. Our SEC filings are filed electronically on the EDGAR reporting system and may be obtained through that medium. You may inspect without charge and copy at prescribed rates such filings, including any exhibits and schedules, at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices at 233 Broadway, New York, NY 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. You may also obtain copies of such materials from the SEC at prescribed rates. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Exchange Act file number for our Securities and Exchange Commission filings is 000-20181.

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

Foreign Currency Risk. We conduct our business in various foreign currencies, primarily those of Israel and the UK, and to a lesser extent of Japan, Europe and Canada. A devaluation of the NIS, GBP, Euro and the Japanese Yen in relation to the US dollar has the effect of reducing the US dollar amount of any of our expenses or liabilities which are payable in those currencies (unless such expenses or payables are linked to the US dollar) and increasing the US Dollar amount of any of our revenues which are payable in those currencies.

In 2007 and 2008 the US dollar devalued significantly with respect to the NIS. We are obligated to pay the principal and the interest of our debentures in NIS, but we record the expenses in our financial statements in US dollars. Therefore, as a result of the devaluation of the US dollar, we had an increase in our finance expenses.

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

We monitor our foreign currency exposure and, from time to time, may enter into currency forward contracts or put/call currency options to hedge balance sheet exposure. In 2007, we performed hedging transactions, by purchasing a put option in the amount of $2.5 million, to protect against the devaluation of the US dollar, in the range of NIS 4.00 - 4.25 per US dollar. As of December 31, 2007, we had no foreign exchange contracts, options contracts or other foreign hedging arrangement.

In 2008, we performed hedging transactions, by purchasing a put option in the amount of $4.5 million, to protect against the devaluation of the US dollar, in the range of NIS 3.60 – 3.30 per US dollar.

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15T.	CONTROLS AND PROCEDURES

A.        Disclosure Controls and Procedures. The President and Chief Executive Officer of the Company and the Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report (the “Evaluation Date”). Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and that such information is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

B.         Management’s Annual Report on Internal Controls Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007. Notwithstanding the foregoing, there can be no assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with these procedures.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

C.         Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the approval of audit and non-audit services rendered by our independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. The policy generally requires the Audit Committee’s approval of the scope of the engagement of our independent auditors or on an individual basis. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors. During 2006 and 2007, 100% of the fees for services rendered by the Company’s independent auditors were approved by the Audit Committee, in accordance with these procedures.

Fees Paid to Independent Auditors

The following table sets forth, for each of the years indicated, the aggregate fees billed by our independent auditors for types of services indicated:

	Year ended December 31,

	2006	2007

	(in thousands)
Audit Fees (1)	$163	$132
Audit Related Fees (2)	-	-
Tax Fees (3)	73	57
All Other Fees (4)	-	21

Total	$236	$210

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

In May 2007, we foreclosed our lien on the 300,000 Common Shares owned by Red Coral, and we now hold such shares.

Following the $20 million private placement investment in June 2007, we purchased an aggregate amount of NIS 15,000,000 nominal value, representing approximately $3.5 million, of the outstanding debentures.

In January and February 2008, we purchased an aggregate amount of NIS 7,600,000 nominal value, representing approximately $2.1 million, of the outstanding debentures

Pursuant to the terms of the prospectus governing the debentures, the amount repurchased by us was retired and removed from circulation.

See Item 7, “Major Shareholders and Related Party Transactions – Major Shareholders” for purchases of our Common Shares by Formula, our controlling shareholder.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes required by this item are contained on pages F-1 through F-44 hereof.

INDEX TO 2007 CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F–2
Consolidated Balance Sheets	F–3 – F–4
Consolidated Statements of Operations	F–5
Statements of Changes in Shareholders’ Equity	F–6 – F–8
Consolidated Statements of Cash Flow	F–9 – F–10
Notes to the Consolidated Financial Statements	F–11 – F–44

ITEM 19.	EXHIBITS

1.1	Articles of Association of Sapiens International Corporation N.V., as amended on March 17, 2005 – incorporated by reference to registrant’s Form 20-F, filed on June 29, 2005.

2.(b)1	Trust Deed between Sapiens International Corporation N.V. and Investec Trust Company (Israel) Ltd., dated December 2, 2003 –incorporated by reference to registrant’s Form 20-F, filed on June 10, 2004.

4.(a)1	Amendment to Share Purchase Agreement by and between Sapiens International Corporation and Formula Systems (1985) Ltd. – incorporated by reference to registrant’s Form 20-F, filed on July 3, 2001.

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

4.(a)5

Agreement among Sapiens International Corporation N.V., F.I.D. Holdings Ltd. and Israel Discount Bank Ltd., dated August 10, 2006 - incorporated by reference to registrant’s Form 20-F, filed on June 28, 2007.

4.(a)6

Share Issuance Agreement between Sapiens International Corporation N.V. and Formula Systems (1985) Ltd., dated August 10, 2006 - incorporated by reference to registrant’s Form 20-F, filed on June 28, 2007.

4(c)1

Sapiens International Corporation N.V. 1992 Stock Option and Incentive Plan, as amended and restated – incorporated by reference to registrant’s Registration Statement of Form S-8 (No. 33-64208), filed on June 9, 1993, and to registrant’s Registration Statement of Form S-8 (No. 333-10622), filed on July 22, 1999.

4(c)2

Sapiens International Corporation N.V. 2003 Share Option Plan - incorporated by reference to registrant’s Registration Statement of Form S-8 (No. 333-144595), filed on July 16, 2007, and to registrant’s Form 20-F, filed on June 28, 2007.

4(c)3

Sapiens International Corporation N.V. 2005 Special Incentive Share Option Plan - incorporated by reference to registrant’s Registration Statement of Form S-8 (No. 333-144595), filed on July 16, 2007, and to registrant’s Form 20-F, filed on June 28, 2007.

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

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SAPIENS INTERNATIONAL CORPORATION N.V.

        We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. and its subsidiaries (the “Company”) as of December 31, 2006 and 2007 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sapiens International Corporation N.V. and its subsidiaries as of December 31, 2006 and 2007 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
June 25, 2008	A Member of Ernst & Young Global

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2006	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,108	$13,125
Marketable securities	32	-
Trade receivables (net of allowance for doubtful accounts of $ 1,148 and $1,460
at December 31, 2006 and 2007, respectively) (Note 3)	11,010	7,549
Other receivables and prepaid expenses (Note 4)	1,689	1,881

Total current assets	15,839	22,555

PROPERTY AND EQUIPMENT, NET (Note 5)	1,495	1,219

OTHER ASSETS:
Capitalized software development costs, net of accumulated amortization
of $ 38,648 and $45,758 at December 31, 2006 and 2007, respectively (Note 6a)	13,467	14,957
Goodwill	8,621	8,621
Deferred income taxes (Note 12e)	2,747	2,598
Other, net (Note 6b)	3,450	2,582

Total other assets	28,285	28,758

Total assets	$45,619	$52,532

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2006	2007

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 8a)	$9,298	$4,958
Current maturities of long-term liabilities and convertible debt (Notes 8 and 9)	6,305	4,498
Trade payables	2,019	1,088
Deferred revenues	3,463	4,203
Other liabilities and accrued expenses (Note 7)	7,370	8,375

Total current liabilities	28,455	23,122

LONG-TERM LIABILITIES:
Convertible debt and related warrants (Note 8b)	11,796	6,428
Other long-term liabilities (Note 9)	1,439	1,132

	13,235	7,560

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

SHAREHOLDERS' EQUITY (Note 13):
Share capital:
Preferred shares: Authorized - 1,000,000 of(euro)0.01 par value at December 31,
2006 and 2007; Issued and outstanding: None at December 31, 2006 and 2007	-	-
Common shares: Authorized - 30,000,000 of(euro)0.01 par value at December 31,
2006 and 2007; Issued - 15,195,646 and 21,891,882 shares at December 31,
2006 and 2007, respectively; Outstanding: 15,144,852 and 21,541,088 shares
at December 31, 2006 and 2007, respectively	185	275
Additional paid-in capital	113,498	132,035
Treasury shares	(2,423)	(2,423)
Note receivable from a related party shareholder	(975)	-
Accumulated other comprehensive loss	(2,817)	(1,654)
Accumulated deficit	(103,539)	(106,383)

Total shareholders' equity	3,929	21,850

Total liabilities and shareholders' equity	$45,619	$52,532

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2005	2006	2007

Revenues:
Products	$13,295	$10,423	$5,632
Consulting and other services	26,109	33,888	36,763

Total revenues	39,404	44,311	42,395

Cost of revenues:
Products	8,809	6,302	3,277
Consulting and other services	16,037	22,499	22,306

Total cost of revenues	24,846	28,801	25,583

Gross profit	14,558	15,510	16,812

Operating expenses:
Research and development, net (Note 15a)	2,723	2,451	3,502
Selling, marketing, general and administrative	16,245	13,558	12,513
Restructuring costs	1,113	758	-

Total operating expenses	20,081	16,767	16,015

Operating Profit (loss)	(5,523)	(1,257)	797

Financial expenses, net (Note 15b)	1,788	2,230	2,798
Other expenses (income), net	(12)	-	109

Loss before taxes on income	7,299	3,487	2,110

Taxes on income (Note 12)	1,798	325	338
Minority interest in earnings of a subsidiary and other	2	13	96

Net loss	9,099	3,825	2,544

Basic and diluted net loss per share (Note 2t)	$0.76	$0.29	$0.14

Weighted-average number of shares used in computing basic and
diluted net loss per share	11,982	13,395	18,218

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Common shares		Additional paid-in capital	Treasury shares	Note receivable from a shareholder	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
	Shares	Amount

Balance as of January 1, 2005	11,739,935	142	108,493	(2,423)	(975)	(2,542)	(90,615)	12,080

Net loss	-	-	-	-	-	-	(9,099)	(9,099)
Other comprehensive income:
Unrealized gains on available-for-sale marketable
securities, net	-	-	-	-	-	117	-	117
Foreign currency translation adjustments	-	-	-	-	-	(1,476)	-	(1,476)

Other comprehensive loss								(1,359)

Stock-based compensation related to warrants issued consultants	-	-	10	-	-	-	-	10
Employee stock options exercised	19,500	*) -	*) -	-	-	-	-	-
Shares issued to Formula Systems (1985) Ltd	1,041,667	13	1,987	-	-	-	-	2,000

Balance as of December 31, 2005	12,801,102	155	110,490	(2,423)	(975)	(3,901)	(99,714)	3,632

Accumulated unrealized gains from available- for-sale
marketable securities						$42
Accumulated foreign currency translation adjustments						(3,943)

Accumulated other comprehensive loss						$(3,901)

*)	Less than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Common shares		Additional paid-in capital	Treasury shares	Note receivable from a shareholder	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
	Shares	Amount

Balance as of January 1, 2006	12,801,102	$155	$110,490	$(2,423)	$(975)	$(3,901)	$(99,714)	$3,632

Net loss	-	-	-	-	-	-	(3,825)	(3,825)
Other comprehensive income:
Unrealized losses on available-for-sale marketable
securities, net	-	-	-	-	-	(22)	-	(22)
Foreign currency translation adjustments	-	-	-	-	-	1,106	-	1,106

Other comprehensive income								1,084

Stock-based compensation	-	-	38	-	-	-	-	38
Shares issued	2,343,750	30	2,970	-	-	-	-	3,000

Balance as of December 31, 2006	15,144,852	$185	$113,498	$(2,423)	$(975)	(2,817)	$(103,539)	$3,929

Accumulated unrealized gains from available- for-sale
marketable securities						$20
Accumulated foreign currency translation adjustments						(2,837)

Accumulated other comprehensive loss						$(2,817)

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Common shares		Additional paid-in capital	Treasury shares	Note receivable from a shareholder	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
	Shares	Amount

Balance as of January 1, 2007	15,144,852	$185	$113,498	$(2,423)	$(975)	$(2,817)	$(103,539)	$3,929

Net loss	-	-	-	-	-	-	(2,544)	(2,544)
Other comprehensive income:
Unrealized losses on available-for-sale marketable
securities, net	-	-	-	-	-	(20)	-	(20)
Foreign currency translation adjustments	-	-	-	-	-	1,183	-	1,183

Other comprehensive income	-	-	-	-	-		-	1,163

Cumulative impact of change in accounting for uncertainties in income taxes (FIN 48)	-	-	-	-	-	-	(300)	(300)
Exercise of options	29,569	(*)	69	-	-	-	-	69
Stock-based compensation	-	-	118	-	-	-	-	118
Loan settlement Red Coral	(300,000)	(*)	(975)	-	975	-	-	-
Shares issued, net **)	6,666,667	90	19,325	-	-	-	-	19,415

Balance as of December 31, 2007	21,541,088	$275	$132,035	$(2,423)	$-	$(1,654)	$(106,383)	$21,850

Accumulated foreign currency translation adjustments						$(1,654)

Accumulated other comprehensive loss						$(1,654)

*)	Less than $ 1.
**)	Net of issuance expenses of $585

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2006	2007

Cash flows from operating activities:

Net loss	$(9,099)	$(3,825)	$(2,544)
Adjustments to reconcile net loss to net cash provided by (used in)
operating activities:
Depreciation and amortization	5,226	5,807	4,037
Revaluation of Warrants (Series 1)	(79)	(46)	(71)
Amortization of convertible debt issuance expenses	42	230	228
Amortization of convertible debt discount and changes in embedded
derivative	338	220	911
Exchange rate differences on convertible debt	-	-	742
Loss on repurchase of convertible debt	-	-	109
Gain on disposal of property and equipment	(1)	(75)	-
Stock-based compensation	10	38	118
Decrease (increase) in trade receivables	885	(2,154)	4,090
Decrease in other receivables and prepaid expenses	2,420	664	259
Decrease in deferred income taxes and reserves	814	160	103
Decrease in trade payables	(583)	(41)	(1,038)
Increase (decrease) in deferred revenues	1,965	(1,900)	493
Increase (decrease) in other liabilities and accrued expenses	(1,710)	76	(385)
Loss (gain) on marketable securities and bonds	71	(20)	(29)
Minority interests in earnings of a subsidiary and other	2	13	96

Net cash provided by (used in) operating activities	301	(853)	7,119

Cash flows from investing activities:

Purchase of property and equipment	(366)	(276)	(190)
Increase in capitalized software development costs	(4,323)	(4,699)	(3,169)
Purchase of marketable securities and short-term deposits	(4,683)	(16)	-
Proceeds from sales of marketable securities and short-term deposits	10,318	5,319	41
Proceeds from sale of property and equipment	14	2	-
Investment in equity method investee	-	(168)	-
Other investment	(17)	-	-

Net cash provided by (used in) investing activities	943	162	(3,318)

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2006	2007

Cash flows from financing activities:

Increase (decrease) in short-term bank credit, net	2,822	(2,962)	(4,610)
Proceeds from employee stock options exercised	-	-	69
Proceeds from issuance of Common shares, net	2,000	2,000	19,415
Principal payments and repurchase of convertible debt	-	(2,411)	(7,818)
Principal payments of long-term loans	(9,678)	-	(1,000)

Net cash provided by (used in) financing activities	(4,856)	(3,373)	6,056

Effect of exchange rate changes on cash and cash equivalents	(631)	473	160

Increase (decrease) in cash and cash equivalents	(4,243)	(3,591)	10,017
Cash and cash equivalents at the beginning of year	10,942	6,699	3,108

Cash and cash equivalents at the end of year	$6,699	$3,108	$13,125

Supplemental cash flow activities:

Cash paid during the year for:

Interest	$2,281	$2,132	$1,992

Income taxes	$144	$221	$120

Non-cash investing and financing activities:

Conversion of loan to shares	$-	$1,000	$-

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

a.	General:

The Company is a global provider of information technology ("IT") solutions that modernize business processes to enable insurance and other leading companies to quickly adapt to change. The Company's solutions, sold as customizable software modules, align IT with business demands for speed, flexibility and efficiency. The Company's solutions are supplemented by the Company's technology, methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications. The Company's Sapiens INSIGHT(TM)suite of solutions includes scalable insurance applications the Company has developed for leading insurance organizations. The Company's service offerings include a standard consulting offering that helps customers make better use of IT in order to achieve its business objectives.

The Company's core technology, Sapiens eMerge™, is a rules-based application development suite which enables rapid solution development for complex mission-critical enterprises to deliver new functionality, achieve legacy modernization and enterprise application integration.

Revenues from a major customer accounted for 11%, 17% and 20% of total revenues in the years ended December 31, 2005, 2006 and 2007, respectively.

b.	Debentures:

Subsequent to balance sheet date, in January and February 2008, the Company re-purchased an aggregate amount of NIS 7,600,000 nominal value, representing approximately $2,100 of the outstanding debentures that were retired and removed from circulation on the Tel-Aviv Stock Exchange ("TASE").

c.	Investment in eZoneXchange:

In April 2000, the Company completed a private placement of 600,000 shares of Common stock ("investors' shares") in its wholly-owned subsidiary, eZoneXchange.com, Inc. ("eZoneXchange"), for $15,000. The investors also received a warrant to purchase an additional 2.25% of the Common stock of eZoneXchange at the same private placement share price of $25 per share. As part of the transaction, the Company entered into a Put/Call Agreement pursuant to which the investors were granted the right (exercisable in whole or in part) to cause the Company during the put option exercise period (May 4, 2004 through May 3, 2005) to repurchase the investors' shares at the principal amount of the investors' investment plus 5% annual interest accrued thereon from May 4, 2000.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

On March 16, 2004, the Company and the investors signed an agreement according to which, among other terms specified in the agreement, the Company would redeem the remaining eZoneXchange Common shares and eZoneXchange warrants held by the investors by three means: (i) issuance of 750,000 of the Company's Common shares (valued at approximately $2,700), (ii) issuance of a loan payable in the amount of $8,600, bearing annual interest of 7.5% compounded annually on the outstanding principal from January 1, 2004, to be paid semi-annually, with principal payments of $4,600 by no later than May 1, 2004, and $4,000 by no later than May 1, 2005, and (iii) issuance of warrants to purchase 350,000 Common shares at an exercise price of $4.00 per Common share of the Company, exercisable at any time and from time to time during the period from issuance to December 31, 2007. The warrants expired on December 31, 2007, without being exercised by the investors.

The difference between the fair value of the three components, equal to $11,868, and the carrying amount of the liability before the modification of $11,569, in the amount of $299, was recorded as a Settlement of Redeemable Shares in a Subsidiary deemed dividend in the 2004 consolidated statement of operations.

On May 29, 2005, the Company entered into an agreement with the investors regarding the payment of the remaining $4,000 originally due on May 1, 2005. It was agreed that the Company would pay $2,000 on May 1, 2005, $1,000 on April 1, 2006 and $1,000 on August 1, 2006. The investors had the option, at their sole discretion, to convert all or any portion of the $1,000 payable on August 1, 2006 into the Company's Common shares, at a conversion price per each share of $3.20. In addition, the interest due on the remaining amount was changed to Libor + 2.5% (7.8% as of December 31, 2006). The first installment of $2,000 was paid as required at the beginning of May 2005.

In August 2006, the Company entered into an agreement with the investors, whereby the investors received 781,250 Common shares as a conversion of the $1,000 payment that was due on April 1, 2006. In addition, the payment of the $1,000 payment originally payable on August 1, 2006, was extended to August 1, 2007.

The modification of the loan terms was accounted for as debt extinguishment in accordance with EITF 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments", due to the addition of a conversion option to the debt instrument which was considered substantial. The difference between the fair value of the modified loan and the book value of the original loan was de minimis.

In August 2007, the Company repaid the remaining outstanding balance of $1,000 due to the investors, per the agreement described above.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

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

A substantial portion of the financing of the Company's activities is made in U.S. dollars ("dollar"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs are incurred in dollars. A majority of the revenues of the Company and certain of its subsidiaries is generated in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and those subsidiaries operate.

Thus, the functional and reporting currency of the Company and these subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Statement of the Financial Accounting Standard Board No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial expenses, net.

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

Foreign currency translation differences included in financial expenses (income), net, amounted to approximately $(139), $96 and $663 for the years ended December 31, 2005, 2006 and 2007, respectively. See Note 15b for finance expenses.

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

Management determines the proper classification of investments in marketable debt at the time of purchase and reevaluates such designations as of each balance sheet date. All securities covered by Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders' equity, accumulated other comprehensive loss. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations as financial expenses, net. As of December 31, 2007 there is no outstanding balance of marketable securities.

f.	Allowance for doubtful accounts:

The allowance is determined based on management's evaluation of receivables doubtful of collection on a specific basis.

g.	Property and equipment, net:

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

The Company’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2005, 2006 and 2007, no impairment losses have been identified.

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

As for finance expenses capitalization, see Note 6a.

Capitalized software costs are amortized by the greater of the amount computed using: (i) the ratio that current gross revenues from sales of the software bear to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method between three to five years, which is the estimated useful life of the software product. The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold.

As of December 31, 2007, 2006 and 2005, no impairment of capitalized software development costs exists.

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

Through 2007, no impairment losses were identified.

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

During 2005, 2006 and 2007, no impairment losses have been identified.

l.	Revenue recognition:

Product revenues include software license sales and implementation and customization services.

The Company recognizes revenue from software license sales in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” and SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” Under SOP 97-2, revenues from software product licenses are recognized upon delivery of the software provided there is persuasive evidence of an agreement, the fee is fixed or determinable, collection of the related receivable is probable and no further obligations exist. Revenues under multiple-element arrangements, which may include software licenses, support and maintenance, and training and consulting services, are allocated to each element under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of Fair Value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. Under the residual method, the Company defers revenues related to the undelivered elements based on their vendor-specific objective evidence of fair value and recognizes the remaining arrangement fee for the delivered elements.

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

Revenues from license fees that involve implementation and customization of the Company’s software to customer specific requirements are generated from fixed-price or time-and-materials contracts. Such revenues are recognized in accordance with Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. Fixed-price contracts revenues are recognized using contract accounting on a percentage-of-completion method, over the period from signing of the license through to customer acceptance, in accordance with the “Input Method” or “Output Method”. The amounts of revenues recognized are based on the total license fees under the license agreement and the percentage to completion achieved. According to the “Input Method”, the percentage to completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. According to the “Output Method”, the percentage to completion is determined by using technological or time-based milestones methods. The Company uses the “Input Method” when it has an enforceable right to services performed between milestones during the project.

Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology, and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2007, no estimated losses were identified. Under time-and-materials contracts, the Company is reimbursed for labor hours at fixed hourly billing rates.

Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

The Company believes that the use of the percentage of completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and the terms of settlement, including in cases of termination for convenience. In all cases, the Company expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Consulting and other services revenues also include training and post-contract maintenance services. Revenues from consulting services are recognized ratably over the contractual period or as services are performed.

m.	Equity method investments

The Company’s investments in a company (generally, that is held to the extent of 20% or more) which it has the ability to exercise significant influence over operating and financial policies are accounted for under the equity method. The Company applies Emerging Issues Task Force 99-10, “Percentage Used to Determine the Amount of Equity Method Losses”. Accordingly, losses of investee are recognized based on the ownership level of the particular investee security or loans held by the investor.

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

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS 109”).

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

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes- an interpretation of FASB statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of FIN 48, the Company must review all of its tax positions and make a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely-than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue. The impact of the Company’s consolidated financial position and results of operations as a result of the adoption of the provisions of FIN 48 was $300, which was recognized as an adjustment to opening accumulated deficit.

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

The fair value of the convertible debentures with a carrying value in the amount of $10,987 as of December 31, 2007 according to the quoted price in the Tel-Aviv Stock Exchange (“TASE”) is $10,306.

s.	Derivatives and hedging:

The Company accounts for derivatives and hedging based on Financial Accounting Standards Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended (“SFAS 133”). SFAS 133 requires companies to recognize all of its derivative instruments on the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

The Company enters into forward exchange contracts to hedge certain transactions denominated in foreign currencies. The purpose of the Company’s foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. The Company’s forward contracts did not qualify as hedging instruments under SFAS 133.

Changes in the fair value of forward contracts are reflected in the consolidated statements of operations as financial income or expense.

In 2004, 2005 and 2007, the Company entered into forward currency agreements in the amount of $1,500, $1,500 and $2,500 respectively, that converted a portion of its floating currency liabilities to a fixed rate basis for a 3 month period thus reducing the impact of the currency changes on the Company’s cash flow. The agreements were settled in 2005, 2006 and 2007, resulting in a total gain of $67, $20 and $158, respectively, presented in the statements of operations as financial income.

t.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Common shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Common shares outstanding during each year, plus dilutive potential Common shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share”.

In 2005, 2006 and 2007, all outstanding stock options, convertible debt and warrants have been excluded from the calculation of the diluted net loss per Common share because all such securities were anti-dilutive for the periods presented.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Stock-based compensation:

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123 (R)”), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”(“SFAS 123”) which requires the measurement and recognition of compensation expense based on estimated fair values for all shared based payments awards made to employees and directors. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123 (R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123 (R).

SFAS 123 (R) requires companies to estimate the fair value equity-based payment awards on the date of grant using an option-pricing model.

The value of the portion of the awards that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of operations.

The Company adopted SFAS 123 (R) using the Modified Prospective Method. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes compensation cost for all shared-based payments granted subsequent to January 1, 2006 based on the grant-date fair value estimated in accordance with the provisions of SFAS 123 (R). Results for prior periods have not been restated.

Upon the adoption of SFAS 123 (R), forfeitures are estimated based on historical experience and other factors; previously, forfeitures were recorded as they occurred.

On December 28, 2005, the Company’s Compensation Committee of the board of directors approved an acceleration of the vesting of all unvested stock options held by current employees, including executive officers and directors. All of the options were considered out-of-the-money since the stated option exercise price was greater than the closing price of the Company’s Common stock on the day the Compensation Committee approved the acceleration ($1.50). Unvested options to purchase approximately 1.7 million shares became exercisable as a result of the vesting acceleration. The accelerated vesting was effective as of December 28, 2005. The Company’s decision to accelerate the vesting of those options was based primarily upon the issuance of SFAS No. 123 (R). The Company believes that the acceleration of vesting of those options will enable the Company to avoid recognizing stock-based compensation expense associated with these options in future periods. An additional purpose of the acceleration was to make the options more attractive to the recipients.

The vesting acceleration did not result in the recognition of additional compensation expense in the year ended December 31, 2005.

In 2006 and 2007, the Company granted 20,000 and 691,000 stock options to employees, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31,
	2005	2006	2007

Expected term	6.9 years	6.25 years	6.25 years
Dividend yield	0%	0%	0%
Expected volatility	83%	67%	89%
Risk-free interest rate	4.4%	6%	4.2%

The risk-free interest rate assumption is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term as of the Company’s employee stock options. The dividend yield assumption is based on the Company’s historical and expectation of future dividend payouts and may be subject to substantial change in the future. The expected term of the options represents the period of time that the options are expected to be outstanding and is based on the simplified method, as allowed under SAB 107, which is the midpoint between the vesting date and the end of the contractual term of the options. The Company used its historical volatility for calculating volatility in accordance with SFAS 123 (R).

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

The pro-forma results presented in the table below include approximately $1,900 of compensation expense for the year ended December 31, 2005 resulting from the vesting acceleration.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The pro-forma table below reflects the Company’s stock-based compensation expense, net income and basic and diluted loss per share for the year ended December 31, 2005, had the Company applied the fair value recognition provisions of SFAS123, as follows:

Year ended December 31, 2005

Net loss to shareholders of Common shares- as reported	$9,099
Less - stock-based employee compensation - intrinsic value	-
Add - stock-based employee compensation -fair value	2,587

Pro forma net loss	$11,686

Basic and diluted net loss per share - as reported	$0.76

Pro forma basic and diluted net loss per share	$0.98

The Company applied SFAS 123 and EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” with respect to options and warrants issued to non-employees. SFAS 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date as defined in EITF No. 96-18. In 2006 and 2007, there were no options and warrants granted to non-employees.

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

Severance expense for the years 2005, 2006 and 2007 amounted to approximately $547, $773 and $502, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In addition, the Company has various defined contribution plans for employees of its subsidiaries around the world. Most of the plans are those required according to the laws of the country in which the subsidiary operates. Contributions made under the plans are invested with financial institutions. Benefits under the plans are based on contributions from employees and the Company, and earnings on insurance contracts or other investment instruments in which the contributions are invested.

Expense for contributions made to these plans was $518, $568 and $502 for 2005, 2006 and 2007, respectively.

w.	Recently issued Accounting Standards:

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS 123 (R) and related interpretations. The statement does not apply to accounting standards that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

On February 12, 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 (the “FSP”). The FSP amends to delay the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). For items within its scope, the FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company is currently evaluating the impact that this pronouncement may have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The adoption of the provisions of SFAS 159 will not have an impact on the Company’s consolidated financial position and results of operations.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which, effective January 1, 2008, amends and replaces SAB 107. SAB 110 expresses the views of the SEC staff regarding the use of “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS 123 (R). Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option.

The use of the “simplified” method, which was first described in SAB 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method” for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. We are currently assessing the potential impact that the adoption of SAB 110 could have on our financial statements.

In December 2007, the FASB issued SFAS 141(R), Business Combinations (“SFAS 141 (R)). This Statement replaces SFAS 141, Business Combinations, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)‘s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) amends SFAS 109, Accounting for Income Taxes, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, Goodwill and Other Intangible Assets, to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently assessing the potential impact that the adoption of SFAS 141(R) could have on our financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS 160”). SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. Management believes this Standard will not have a material effect on its consolidated financial statements.

NOTE 3:	TRADE RECEIVABLES

The Company’s net trade receivables are composed of accounts receivable in the amounts of $7,108 and $5,475 as of December 31, 2006 and 2007, and unbilled receivables in the amounts of $3,902 and $2,074 as of December 31, 2006 and 2007, respectively.

Bad debt expense totaled $213, $562 and $195 for the years ended December 31, 2005, 2006 and 2007, respectively.

NOTE 4:	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2006	2007

Sales and other taxes receivable	$204	$108
Prepaid expenses	435	328
Deferred income taxes	907	953
Government grants	62	-
Employees receivables	23	27
Other	58	465

	$1,689	$1,881

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	PROPERTY AND EQUIPMENT, NET

	Cost		Accumulated depreciation
	December 31,
	2006	2007	2006	2007
	U.S. dollars in thousands

Equipment and furniture	$2,384	$2,306	$1,992	$1,983
Computer equipment and software	11,895	12,888	11,323	12,474
Motor vehicles	151	89	126	67
Leasehold improvements	2,296	2,446	1,790	1,986

	$16,726	$17,729	$15,231	$16,510

Depreciation expense totaled $876, $690 and $583 for the years 2005, 2006 and 2007, respectively.

As for pledges see Note 11.

NOTE 6:	OTHER ASSETS

a.	Amortization expense for capitalized software development costs for 2005, 2006 and 2007, was $3,769, $4,565 and $3,035, respectively. Amortization expense is included in cost of revenues.

In 2006 and 2007, $523 and $408 respectively, of interest expense was capitalized to software development costs.

b.	Other assets, net, are comprised of the following:

	Cost		Accumulated amortization		Other assets, net
	December 31,
	2006	2007	2006	2007	2006		2007

Prepaid royalties	$2,074	$2,074	$1,890	$2,022	$184		$52
Technologies and
usage rights (1)	1,586	1,682	947	1,411	639		271
Deferred debt
issuance costs (2)	1,528	1,528	534	929	994		599

	$5,188	$5,284	$3,371	$4,362	$1,81	7	$922

In addition, other
assets include:

Severance pay fund					1,099		1,235
Long-term deposits					275		315
Other					259		110

					1,633		1,660

					$3,450		$2,582

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	OTHER ASSETS (Cont.)

(1)	In September 2004, the Company purchased the technologies underlying the Sapiens INSIGHT™ for Closed Books solution, for a minimum amount of approximately $1,600 to be paid in 4 annual installments, beginning December 31, 2005. Under certain conditions set forth in the agreement, the consideration may increase in the future, based on the number of policies administered by such solution. Subsequent to balance sheet date, the December 31, 2007 payment of $487 was paid.

The technologies are amortized over a 4 year period, which is the estimated useful life of the technologies.

(2)	As to the issuance of Debentures, Options (Series A) and Warrants (Series 1) (see Note 8b).

Amortization of other assets charged to expenses was $623, $791 and $647 for 2005, 2006 and 2007, respectively.

As for impairment of long-lived assets, see Note 2h.

c.	Estimated amortization expense of prepaid royalties, technologies and usage rights, distribution rights and other intangible assets for the years ending:

December 31, 2007

2008	640
2009	282

$922

NOTE 7:	OTHER LIABILITIES AND ACCRUED EXPENSES

	December 31,
	2006	2007

Employee and related payroll accruals	$3,003	$3,104
Sales and other taxes payable	733	760
Accrued royalties to the OCS (Note 10a)	1,685	2,618
Accrued expenses and other liabilities	1,949	1,893

	$7,370	$8,375

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	DEBT

a.	Short-term bank credit:

As of December 31, 2007, the Company and its subsidiaries have a revolving credit line facility for borrowings of up to a total of $9,200, available until June 30, 2008. As of December 31, 2007, the Company has an unutilized credit line of $3,180. Under the terms of these credit line agreements, the Company and several of its subsidiaries recorded floating charges in favor of the banks over all the assets of Sapiens Technologies (1982) Ltd. and Sapiens Israel Software Systems Ltd. The Company also issued cross guarantees in support of the credit line facilities. Additionally, the Company is required to maintain certain financial ratios and results. In 2007, the Company fulfilled the covenant contained in its loan agreements pertaining to maintenance of cumulative, quarterly earnings at certain levels.

The Company is currently negotiating the extension of the credit line facility for an additional year.

		Weighted average interest
		December 31,		December 31,
	Linkage	2006	2007	2006	2007
		%

Credit lines	NIS *)	6.7	6.2	$4,728	$1,058
Short-term loans	U.S. dollar	7.3	7.2	4,570	3,900

				$9,298	$4,958

*)	New Israeli Shekel, including immaterial amounts linked to other currencies.

b.	Convertible Debentures, Warrants and Options:

During December 2003, the Company completed an offering of securities in the Tel-Aviv Stock Exchange (“TASE”) in Israel, resulting in gross proceeds of NIS 75.2 million (approximately $17,100). The price per unit was NIS 752 (approximately $171.14) with 100,000 units sold. Each of the units consists of 800 Debentures (Series A), two Options (Series A) exercisable into Debentures (Series A) and six Warrants (Series 1) exercisable into Common shares of the Company.

The Debentures (Series A) are linked to the U.S. dollar with a floor exchange rate of NIS 4.3941 to the dollar, and bear annual interest at the rate of 6.0%, payable on the 5th of June and the 5th of December each year commencing on June 5, 2004 and ending on December 5, 2009. According to the original terms, principal is payable in four installments on the 5th of December of the years 2006-2009. During the period beginning 45 days after the registration of the Debentures (Series A) for trading on TASE and ending November 21, 2009, the Debentures (Series A) are convertible into Common shares at a conversion rate of one Common share per each NIS 27 (approximately $6.14) amount of the Debentures, linked to the NIS/dollar exchange rate, with a floor exchange rate of NIS 4.3941 to the dollar. The Debentures (Series A) are unsecured.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	DEBT (Cont.)

Each Option (Series A) was exercisable into 100 Debentures (Series A) no later than March 3, 2004 at an exercise price of NIS 96 (approximately $21.85). Through March 3, 2004, 179,663 Options (Series A) were exercised into Debentures (Series A), with a total exercise price of approximately $3,800. 105,225 of the Options (Series A), with a total exercise price of approximately $2,300, were exercised by one of the Company’s subsidiaries in Israel. The remaining balance expired.

Each Warrant (Series 1) was exercisable into one Common share of the Company during the period beginning 45 days after the registration of the Debentures (Series A) for trading on TASE and ending November 21, 2007 at an exercise price of NIS 27 (approximately $6.14) linked to the U.S. dollar. None of the 600,000 Warrants (Series 1) were exercised and they expired on November 21, 2007.

The Debentures (Series A) are, and the Options (Series A) and Warrants (Series 1) were, traded on TASE only. Any Common shares issued upon conversion of the Debentures (Series A) will be traded on both TASE and NASDAQ. The offering was made to the public in Israel only in accordance with Israeli securities laws. It was not open to persons residing in the United States or to other U.S. persons (other than distributors). The securities offered have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration under such Act or an applicable exemption from registration.

Pursuant to an evaluation of the terms of the agreement under the provisions of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In a Company’s Own Stock” (“EITF 00-19”), the Company has classified all the above derivative financial instruments issued in connection with issuance of the Debentures (Series A), Warrants (Series 1) and Options (Series A) as liabilities.

The conversion feature and the floor rate to the dollar payments were evaluated under FAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), and EITF 00-19, and were determined under EITF 00-19 to have characteristics of liabilities and therefore derivative liabilities under FAS 133. Each reporting period, these derivatives liabilities are marked to fair value with the non-cash gain or loss recorded in the period. At December 31, 2007, the aggregate derivatives liabilities were $1,143, classified on the balance sheet as “Convertible debentures and related warrants”. The valuation of the embedded derivatives is determined by the Black and Scholes model and the Lattice model.

Amounts allocated to the Options (Series A) and the Warrants (Series 1) are accounted for as liabilities, in accordance with EITF 00-19, and are marked to market, based on their fair values in the TASE at each reporting date, against financial income (expense).

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	DEBT (Cont.)

In August, 2006 the Company modified the terms of the first payment of the Debentures (Series A) that was due in December, 2006 as follows: (a) 50% of the first payment amount, approximately $2,400, was deferred to December 5, 2009 (the last day of payment of the principal on the Debentures), and (b) with respect to other 50% of the first payment amount, the Company could choose from the following alternatives, in its sole discretion: (1) to convert such amount on December 5, 2006 into Company’s Common shares, at a conversion price per share of $1.28, which reflects the average closing price for the 10 day period prior to July 17, 2006, or (2) to pay the $2,400 amount to the debenture holders.

On December 5, 2006, an amount of $2,400 was paid to the debenture holders.

The modification of the terms of the first payment of the Debentures (Series A) was accounted for in accordance with FAS 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings”. Accordingly, the Company calculated the new effective borrowing rate of the debt, which affected the amortization rate of the unamortized discount and unamortized issuance expenses as of the date of the restructuring.

In June 2007, the Company re-purchased an aggregate amount of NIS 15 million nominal value, representing $3,500 of the outstanding Debentures (Series A) that were retired and removed from circulation on the TASE.

On December 5, 2007, an amount of $4,400 was paid to the debenture holders, representing the second payment of the principal of the Debentures (Series A).

As of December 31, 2006 and 2007, the long-term outstanding balance of the convertible debt and warrants are as follows:

	December 31,
	2006		2007

Debentures:

Par value		$19,508	$11,497
Embedded derivatives, net *)	**)	1,135	1,366
Deemed discount, net *)	**)	(1,947)	(966)

		18,696	11,897
Less -debentures purchased by one of the Company's
subsidiaries		(2,521)	(1,945)
Less - current maturities of debentures		(4,450)	(3,524)
Warrants (Series 1)		71	-

		$11,796	$6,428

*)	Amortization of the deemed discount and the changes in the fair value of embedded derivatives charged to expenses were $254 and $911 for 2006 and 2007, respectively.

**)	The amounts were reclassified to conform to the current year presentation.

The share issuance expenses, which are classified to other assets (Note 6b), and the deemed discount, are amortized over the term of the Debentures (Series A), using the effective interest rate method.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	OTHER LONG-TERM LIABILITIES

				December 31,
	Linkage	Interest	Maturity	2006	2007
		%

Loan payable eZoneXchange *)	U.S. Dollar	Libor+2.5	Through 8/2007	$1,000	$-
Other long-term liability **)	GBP	-	Through 12/2008	1,291	974
Other long-term debt	Japanese Yen	2.175	2/2011	-	270

				2,291	1,244

Less - current maturities of
long-term liabilities				(1,854)	(974)

				437	270
Accrued severance pay				924	769
Minority interest				78	93

				$1,439	$1,132

*)	See Note 1c.
**)	See Note 6(b)(1).

Interest expense in respect of the above liabilities was approximately $800, $300 and $60 for 2005, 2006 and 2007, respectively.

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

Royalties paid or accrued amounted to approximately $1,100, $500 and $930 in 2005, 2006 and 2007, respectively, and are included in cost of revenues.

As of December 31, 2007, the Company had a contingent liability to pay royalties of approximately $9,500.

b.	The Company and its subsidiaries lease various office equipment, office space, and motor vehicles through operating leases. Future minimum lease payments for the next five years and thereafter are as follows:

Operating leases

2008	$2,689
2009	2,131
2010	1,447
2011	456
2012 and thereafter	298

Total future minimum lease payments	$7,021

Rent expense for the years 2005, 2006 and 2007 was $2,200, $2,300 and $1,820, respectively.

c.	In July 2006, the city council of Rehovot, Israel, notified the Company of (a) an increase in the annual property taxes payable by the Company and (b) a claim for $895 for property taxes due for the years 2000 through 2006. In March 2007, the Company filed an appeal against the increase and the claim for taxes due for previous years. Based on the opinion of legal counsel, the Company believes that it is probable that the amount being claimed retroactively (for the period of 2000 through 2006) will be cancelled. The Company is currently negotiating a settlement of the claim, and has accrued approximately $100 with respect to such claim.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Subsequent to the balance sheet date, a former employee filed a claim against the Company for the amount that such employee was required to pay to the Israel Tax Authorities as the result of his exercise of stock options. The Company believes that such claim lacks merit and the Company, based on the advice of its legal counsel, believes that it has a reasonable defense. The Company does not believe that the claim reflects a probable loss contingency, in accordance with Statement of the Financial Accounting Standard Board No. 5, “Accounting for Contingencies”.

The Company is a party to various other legal proceedings and claims that arise in the ordinary course of business. The total aggregate amount of exposure of such proceedings and claims, except for the above mentioned claims, is approximately $300, of which an accrual in the amount of approximately $100 was recorded in accordance with Statement of the Financial Accounting Standard Board No. 5, “Accounting for Contingencies”.

d.	As for tax assessments, see Note 12(c).

e.	See Note 6(b)(1) for a contingent liability related to a purchased technology.

NOTE 11:	SECURITY INTERESTS AND PLEDGES

The Company and several of its subsidiaries granted floating charges to certain financial institutions and issued cross guarantees in support of the credit facilities described in Note 8a above.

The Company’s leased assets are pledged to the finance companies that provided the lease financing and the banks providing credit lines. The pledges are for various terms depending on the asset leased.

The Company has provided bank guarantees in the amount of approximately $343 as security for the rent to be paid for its leased offices in Israel. The lease is valid for approximately six years ending 2010. If the Company were to breach certain terms of its lease, the lessor could demand that the banks providing the guarantees pay amounts claimed to be due.

As of December 31, 2007 the Company has provided bank guarantees in the amount of approximately $600 as security for the performance of various contracts with customers. If the Company were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	TAXES ON INCOME

a.	Net operating losses carryforward:

At December 31, 2007, the Company’s subsidiary in the U.S. had net operating loss carryforward for U.S. federal income tax purposes of approximately $5,300.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

In addition, the Company had net operating losses carryforwards relating to non-U.S. subsidiaries totaling approximately $51,500, which is available to offset future taxable income. Generally, a majority of such amounts have no expiration date.

b.	Israeli income tax:

Sapiens Technologies, has been granted “Approved Enterprise” status for number of investment programs approved by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 (the “Capital Investments Law”).

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

Income from sources other than the “Approved Enterprise” during the benefit period is subject to tax at the regular corporate tax rate of 29% in 2007, 27% in 2008, 26% in 2009, and 25% in 2010 and thereafter.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Capital Investments Law, regulations published thereunder and the Instruments of approval for the specific investments in “Approved Enterprises”.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	TAXES ON INCOME (Cont.)

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

On April 1, 2005, an amendment to the Capital Investments Law came into effect (the “Amendment”) and has significantly changed the provisions of the Capital Investments Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Capital Investments Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Capital Investments Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment.

As a result of the Amendment among others, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2007, the Company did not generate income under the Amendment.

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

Technologies and some of the Company’s group entities have final tax assessments through the year 2003.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	TAXES ON INCOME (Cont.)

d.	The Company adopted the provisions of FIN 48 on January 1, 2007. As of January 1, 2007, the difference between the provisions of SFAS 109 and FIN 48 of $300 was recorded as an adjustment to the accumulated deficit.

At December 31, 2007, the Company had a liability for unrecognized tax benefits of $150. During 2007, the Company and its subsidiaries were subject to examination by various tax authorities in jurisdictions such as Japan and UK. As a result of the settlement of the tax matters, the Company recorded a reduction in “Provision for income taxes” of $150 related to settlement of tax matters. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Operating leases

Balance as of January 1, 2007	$300
Reductions related to settlement of tax matters	(150)

Balance at December 31, 2007	$150

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries’deferred tax assets are as follows:

	December 31, 2006		December 31, 2007
	Current	Non- current	Current	Non- current

Gross deferred tax assets	$907	$15,814	$1,626	$11,784
Less - valuation allowance	-	(13,067)	(673)	(9,186)

Net deferred tax asset	$907	$2,747	$953	$2,598

During the year ended December 31, 2007, the Company and its subsidiaries have decreased the deferred income taxes assets resulting from tax loss carryforwards and other tax credits by $3,311 and the related valuation by $3,208. Management currently believes that it is more likely than not that the deferred income taxes regarding the loss carryforwards and other temporary differences, on which a valuation allowance has been provided, will not be realized in the foreseeable future.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	TAXES ON INCOME (Cont.)

Provisions for income tax expense are comprised of the following:

	Year ended December 31,
	2005		2006	2007

Current (foreign)		$198	$165	$235
Deferred (foreign)	*)	1,600	160	103

		$1,798	$325	$338

*)	Including the write-off of tax advances in the amount of $783.

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

The main reconciling items from the statutory tax rate of the Company to the effective tax rate is the non-recognition of tax benefits from accumulated net operating losses carryforward among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits and a write off of tax advances.

f.	Loss before taxes on income is comprised as follows:

	Year ended December 31,
	2005	2006	2007

Domestic	$2,683	$2,450	$4,471
Foreign	4,616	1,037	(2,361)

	$7,299	$3,487	$2,110

NOTE 13:	SHAREHOLDERS’ EQUITY

a.	On June 27, 2005, the Company entered into a share purchase agreement with its controlling shareholder, Formula Systems (1985) Ltd. (“Formula”), whereby Formula invested $2.0 million in the Company and the Company issued 1,041,667 Common shares to Formula, at a purchase price per share of $1.92, which was the average closing price for the 10 day period prior to the execution of the agreement.

b.	In August 2006, the Company entered into an agreement with Formula, whereby Formula invested $2,000 in the Company and the Company issued 1,562,500 Common shares to Formula, at a price per share of $1.28 which was the average closing price over the 10 day period prior to July 17, 2006.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	SHAREHOLDERS’ EQUITY (Cont.)

c.	In August 2006, the Company entered into an agreement with the investors in eZoneXchange, whereby the investors converted the $1,000 payment that was due on April 1, 2006 into 781,250 Common shares at a conversion price per share of $1.28, which was the average closing price over the 10 day period prior to July 17, 2006.

d.	In June 2007, the Company entered into a private placement investment transaction with several institutional investors, private investors, and Formula for an aggregate gross investment amount of $19,415 (net of issuance expenses of $585). The Company issued the investors an aggregate of 6,666,667 Common Shares, at a price per share of $3.00.

e.	On April 4, 2001, the Company entered into a share purchase and loan agreement with Red Coral Holdings, Inc. (“Red Coral”), a company owned by the Company’s former President and Chief Executive Officer. According to the terms of the share purchase agreement, Red Coral purchased 300,000 Common shares of the Company for a purchase price of $975. As part of the loan agreement, the Company granted to Red Coral a loan in the amount of $975 for the purpose of acquiring the Common shares. The term of the loan was six years, with accrued interest at a rate of 4%, which was payable on January 15th of each calendar year. The interest amount was fully-recourse and fixed. To secure payment of the loan, Red Coral granted to the Company a lien and security interest on the 300,000 Common shares of the Company that it owned. To secure fulfillment of the terms of the agreement, the Common shares were held in escrow by the General Counsel of the Company. The issuance of Common shares was recorded in shareholders’ equity and the loan amount was deducted from the shareholders’ equity as a Note receivable from a related party shareholder.

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

On April 4, 2007, the term of the loan expired. In May 2007, the Company foreclosed its lien on the 300,000 Common shares of the Company owned by Red Coral. As a result, the loan agreement was terminated and Red Coral has no further obligations to the Company. Accordingly, the note receivable was written off.

f.	Common shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	SHAREHOLDERS’ EQUITY (Cont.)

g.	Stock option plan:

Stock options granted under the Company’s 1992 Stock Option and Incentive Plan (“the 1992 Stock Plan”) to employees, directors and service providers are exercisable at the fair market value of the Company’s Common shares on the date of grant and, subject to termination of employment, expire ten years from the date of grant and are generally exercisable in four equal annual installments commencing one year from the date of grant, unless otherwise determined by the Compensation Committee of the Company’s board of directors.

In 2003, the Company’s Board of Directors and shareholders authorized the extension of the 1992 Stock Plan until April 2012. Also in 2003, the Company’s Board of Directors and shareholders approved the 2003 Share Option Plan (the “2003 Option Plan”), including the reservation of 500,000 Common Shares for grant pursuant to such plan. The 1992 Stock Plan and the 2003 Option Plan are referred together as “the Plan”.

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

In November 2005, the Company’s current President and Chief Executive Officer was granted options to purchase 240,000 shares pursuant to the 2003 Option Plan and additional options to purchase 1,000,000 shares pursuant to the Special Plan.

On December 28, 2005, the 240,000 options under the 2003 Option Plan and the 1,000,000 options under the Special Plan were accelerated and became fully exercisable. See Note 2u.

As of December 31, 2007, 896,267 options to Common shares of the Company are available for future grant. Any options, which are forfeited or cancelled before expiration, become available for future grant under the Plan.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the stock options activities in 2007, is as follows:

	Year ended
	December 31, 2007
	Amount of options		Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
				(Years)

Outstanding -beginning of year	*)	2,441,050	$4.68	6.45

Granted		691,000	$2.39	9.50
Exercised		(29,569)	$2.35	-
Expired, cancelled and
forfeited		(276,581)	$5.53	5.31

Outstanding at end of year	*)	2,825,900	$4.01	6.67	$21,470

Vested and expected to vest
at end of year		2,721,650	$4.02	6.14	$21,043

Exercisable options at end of
year		2,130,900	$4.58	5.50	$18,620

*)	Including 59,000 and 14,000 options repriced to zero in 2005, as of December 31, 2006 and 2007, respectively.

The aggregate intrinsic value is the difference between the Company’s closing stock price on the last trading day of the fiscal year 2007 and the exercise price, multiplied by the number of in-the-money options that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This aggregate intrinsic value changes based on the fair market value of the Company’s shares.

The options outstanding as of December 31, 2007, have been classified by range of exercise price, as follows:

Exercise price	Options outstanding as of December 31, 2007	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2007	Weighted average exercise Price

$ 0	14,000	0.83	$0	14,000	$0
$ 1.14 - $1.86	458,000	7.22	$1.65	325,000	$1.74
$ 2.00 - $ 2.63	540,450	8.05	$2.31	228,450	$2.31
$ 3.00	1,250,000	8.17	$3.00	1,000,000	$3.00
$ 3.28 - $ 3.75	30,900	2.34	$3.73	30,900	$3.73
$ 4.06 - $ 5.15	332,950	2.53	$4.24	332,950	$4.24
$ 5.25 - $ 5.70	116,450	1.28	$5.49	116,450	$5.49
$ 16.875 - $ 34.375	46,550	1.31	$31.75	46,550	$31.75
$ 43.13 - $ 45.0	20,000	1.81	$44.89	20,000	$44.89
$ 61.25 - $ 69.375	16,600	1.92	$67.71	16,600	$67.71

	2,825,900		$4.01	2,130,900	$4.58

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	SHAREHOLDERS’ EQUITY (Cont.)

The weighted average grant date fair values of the options granted during the years ended December 31, 2005, 2006 and 2007 were $1.61, $0.52 and $1.38, respectively. The total intrinsic value of options exercised during the years ended December 31, 2005, 2006 and 2007 was $30,821, $0 and $17,666, respectively. Compensation expense recognized amounted to $0, $32 and $115 for the years ended December 31, 2005, 2006 and 2007, respectively.

As of December 31, 2007, there was $670 of total unrecognized compensation cost related to nonvested options granted under the Plan and the Special Plan, which is expected to be recognized over a period of up to four years.

Upon exercise of options by employees, the Company satisfies the requirements by issuing newly issued shares.

h.	During 2005 and 2006, the Company decided to extend the exercise period for certain former employees. The extensions were accounted for in accordance with FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25” and FAS 123 (R), by applying a new measurement date, which resulted in no additional compensation expenses. Total options extended during 2005 and 2006 were 313,250 and 86,800, respectively.

i.	Warrants:

In 2005, warrants were granted to advisory board members. As of December 31, 2007, warrants are outstanding as follows:

Warrants to Common shares	Weighted average exercise price per share	Warrants exercisable	Exercisable through

11,000	$2.00	5,500	May 2015
17,000	2.24	8,500	February 2015

28,000	$2.15	14,000

These warrants were measured at fair value (according to Black–Scholes option pricing model) with the following assumptions: Risk free rate of 3.5%, dividend yields of 0%, expected volatility of 80% and contractual life of the warrants of ten years. Total compensation expense amounted to $25, of which $6 and $3 were recorded in 2006 and 2007, respectively.

j.	As for warrants granted to investors as part of the settlement of redeemable shares in a subsidiary, the investors did not exercise the warrants and therefore the warrants expired on December 31, 2007. See Note 1c.

k.	As for 600,000 Warrants (Series 1) offered to the public, none of the 600,000 Warrants (Series 1) were exercised and they expired on November 21, 2007. See Note 8b.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	SHAREHOLDERS’ EQUITY (Cont.)

l.	The total stock-based compensation expenses related to all of the Company’s equity-based awards recognized for the years ended December 31, 2006 and 2007 was $38 and $118, respectively. The total stock-based compensation expenses were recorded as general and administrative expenses.

NOTE 14:	GEOGRAPHIC INFORMATION

a.	The Company operates in a single segment as a provider of software solutions. See Note 1 for brief description of the Company’s business. The data below is presented in accordance with Statement of Financial Accounting Standard No. 131, “Disclosure about Segments of an Enterprise and Related Information”.

b.	Geographic information:

The following is a summary of operations within geographic markets.

		Year ended December 31,
		2005	2006	2007

1.	Revenues:
	U.K.	$12,604	$13,805	$13,417
	North America	10,046	9,895	10,061
	Israel	9,147	12,072	13,824
	France	1,131	902	389
	Germany	1,414	837	475
	Japan	3,902	4,491	4,071
	Switzerland	1,160	2,309	158

		$39,404	$44,311	$42,395

		December 31,
		2006	2007

2.	Long-lived assets:
	Israel	$15,025	$15,570
	France	496	518
	Netherlands Antilles	184	52
	Other	445	784

		$16,150	$16,924

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses:

	Year ended December 31,
	2005	2006	2007

Total costs	$7,566	$7,150	$6,635

Less - capitalized software development costs,
net of royalties bearing grants	(4,323)	(4,699)	(3,133)
Less - royalty-bearing grants	(520)	-	-

Research and development expenses, net	$2,723	$2,451	$3,502

b.	Financial expenses, net:

	Year ended December 31,
	2005	2006	2007

Financial income:
Interest	$309	$122	$458
Re-evaluation of Warrants (Series 1) which
are classified as liabilities	79	46	71
Foreign currency transaction differences	213	81	250
Income on sale of marketable securities and
bonds	-	20	29

	601	269	808

Financial expenses:
Interest *)	1,780	1,640	1,924
Foreign currency transaction differences	74	177	913
Bank charges and others	84	198	109
Loss on sale of marketable securities and
bonds	71	-	-
Amortization of issuance expenses and
discount on convertible notes	380	484	551
Loss on repurchase of convertible debentures	-	-	109

	2,389	2,499	3,606

Financial expenses, net	$1,788	$2,230	$2,798

*)	For capitalization of interest expenses, see Note 6a.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

SAPIENS INTERNATIONAL CORPORATION N.V.

	By:	/s/ Ron Al Dor

Ron Al Dor
President & Chief Executive Officer

Date: June 25, 2008