Form 20-F
period 2008-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2009-04-27
CIK 885740

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

        As of December 31, 2008 the issuer had 21,591,088 Common Shares, par value € 0.01 per share, outstanding.

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

☐ Large Accelerated Filer	☐ Accelerated Filer	☒ Non-Accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued	☐ Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

References to “Sapiens,” the “Company,” the “Registrant,” “us,” “we” and “our” refer to Sapiens International Corporation N.V., a Netherlands Antilles company, and its consolidated subsidiaries.

References to “our shares,” “Common Shares” and similar expressions refer to the Registrant’s Common Shares, par value € 0.01 per share.

References to “dollars”, “US dollars” or “$” are to United States Dollars.

References to “NIS” are to New Israeli Shekels, the Israeli currency.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data.

The following tables summarize certain selected consolidated financial data for the periods and as of the dates indicated. We derived the statement of operations financial data for the years ended December 31, 2006, 2007 and 2008 and the balance sheet data as at December 31, 2007 and 2008 from our consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations financial data for the years ended December 31, 2004 and 2005 and the balance sheet data as of December 31, 2004, 2005 and 2006 are derived from our audited financial statements not included in this annual report. Certain financial data for previous years set forth below were reclassified to conform to later years’ presentation. You should read the selected consolidated financial data together with our consolidated financial statements included elsewhere in this annual report and with Item 5, “Operating and Financial Review and Prospects.” Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Selected Financial Data:	Year Ended December 31,
	2004	2005	2006	2007	2008
	(In thousands, except per share data)

Revenues:
Products	$26,781	$13,295	$10,423	$5,632	$4,137
Consulting and other services	21,023	26,109	33,888	36,763	39,397
Total revenues	47,804	39,404	44,311	42,395	43,534

Cost of revenues:
Cost of products	15,274	8,809	6,302	3,277	2,482
Cost of consulting and other services	11,490	16,037	22,499	22,306	23,975
Impairment of capitalized software development costs	901	-	-	-	-
Total cost of revenues	27,665	24,846	28,801	25,583	26,457
Gross profit	20,139	14,558	15,510	16,812	17,077
Operating Expenses:
Research and development, net	2,531	2,723	2,451	3,502	3,884
Selling, marketing, general and administrative	19,260	16,245	13,558	12,513	10,708
Restructuring Costs	-	1,113	758	-	-
Total operating expenses	21,791	20,081	16,767	16,015	14,592
Operating (loss) income	(1,652)	(5,523)	(1,257)	797	2,485
Financial expenses, net	2,410	1,788	2,230	2,798	2,236
Other expenses (income), net	552	(12)	-	109	(32)

Income (loss) before taxes on income	(4,614)	(7,299)	(3,487)	(2,110)	281

Taxes on income	217	1,798	325	338	584
Minority interests in earnings of a subsidiary and other	11	2	13	96	41

Net loss	4,842	9,099	3,825	2,544	344

Settlement of redeemable shares in a subsidiary	299	-	-	-	-

Net loss to shareholders of Common Shares	$5,141	$9,099	$3,825	$2,544	$344

Basic and diluted net loss per share	$0.46	$0.76	$0.29	$0.14	$0.02

Weighted average number of shares
used in computing basic and diluted loss per share	11,273	11,982	13,395	18,218	21,550

	At December 31, (in thousands)
Balance Sheet Data:	2004	2005	2006	2007	2008

Cash and cash equivalents	$10,942	$6,699	$3,108	$13,125	$7,938
Working capital (deficit)	2,767	(10,636)	(12,616)	(567)	(4,506)
Total assets	68,734	51,866	45,619	52,532	45,177
Long-term debt and other long-term liabilities	23,281	15,603	13,235	7,560	1,565
Capital stock	108,635	110,645	113,683	132,310	132,562
Total shareholders' equity	12,080	3,632	3,929	21,850	21,743

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

We operate globally in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The following section lists some, but not all, of those risks and uncertainties that may have a material adverse effect on our business, financial position, results of operations or cash flows.

Risks Relating to Our Business, Our Industry and our Financing Activities

The current worldwide economic and financial situation may have a material adverse effect on our results.

Many of the world’s largest economies and financial institutions are currently experiencing a reduction in economic activity, a decline in asset prices, liquidity problems and limited availability of credit. This has impacted the insurance and financial sectors in which in excess of 50% of our customers operate. Such factors may result in a reduction in demand in some or all of our major markets and downward pressure on pricing in many markets, which could adversely affect our business, results of operations and financial condition. The economic and financial situation may negatively impact our customers, which in turn would negatively impact our ability to maintain or increase revenues. Also, significant changes and volatility in the equity, credit and foreign exchange markets, and in the competitive landscape, make it increasingly difficult for us to predict our revenues and earnings into the future.

Another manner in which the worldwide economic and financial situation is adversely affecting us relates to the pension plans that cover our employees. As of December 31, 2008, our pension plans were under-funded by approximately $0.2 million as a result of the performance of the financial markets, which has required us to record an accrual of such amount in our financial statements. If the financial markets do not provide the long-term returns that are expected, the likelihood of our being required to make further accruals and ultimately further contributions to make up the shortfall in the pension funds will increase. Because of the volatility in the equity markets, our estimate of future contribution requirements can change dramatically in relatively short periods of time. See Item 18. “Financial Statements – Note 2U.”

Implementing our strategy of focusing on the market for software solutions in the insurance industry has taken longer than anticipated, and we may not succeed in gaining acceptance in that market.

Our goal is to rise to a position of global leadership in delivering strategic business software solutions to the insurance industry. Achieving this goal requires us, among other things, to design appropriate software solutions, maintain sufficient sales and marketing resources, recruit, train and hire sufficient professional services personnel and face intense competition. We have experienced delays in penetration of the insurance industry, and expect that additional time will be required to achieve our goal. Our future efforts to gain acceptance for our solutions may still not succeed, which could have a material adverse affect on our results.

We have a history of losses, and we anticipate that our revenues for the short to medium term will not significantly increase and may decrease while our expenses may increase as a result of maintaining our research and development, sales and marketing efforts and increased interest costs.

We incurred net losses of approximately $2.5 million and $0.3 million for the years ended December 31, 2007 and December 31, 2008, respectively. We cannot predict that our losses will continue to decrease, or whether we may become profitable on a sustained basis. Due to the delay in the implementation of our strategy of offering solutions to the insurance industry and possible decline in orders from existing customers, especially because of the current worldwide economic and financial situation, we have no assurance that our revenues in the short to medium term will significantly increase, if at all, and they may decrease. At the same time, expenses may increase in the foreseeable future as we maintain our research and development, sales and marketing activities. In addition, following our offering of approximately $17.1 million principal amount of convertible debentures in December 2003, and an additional $1.5 million of convertible debentures in March 2004, upon the exercise by non-affiliates of the Company of options that were offered together with the original convertible debentures in December 2003, we have the obligation to pay the debenture holders interest and to pay the principal amount when the debentures are due, which, following various repurchases of debentures by us, currently amounts to approximately NIS 20.3 million or $5.3 million (using the December 31, 2008 exchange rate of NIS 3.802 per $1). Our research and development, marketing and sales efforts may prove more costly than we currently anticipate, and we may not succeed in the long term in increasing our revenues sufficiently to offset the expenses of those efforts and of paying back the principal and paying the interest on the debentures. If our revenues fail to increase at a greater rate than our expenses, we will not be able to achieve profitability.

We have a history of declining working capital. Our working capital may once again decrease and we may need to raise capital again.

Historically, our liquidity has reduced due to the drop in our available cash reserves. In 2007, we raised gross capital of $20 million (excluding finders’ fees and out of pocket expenses), and at December 31, 2008, we had negative working capital of $4.5 million. In the past, we have needed to raise capital in order to continue financing our business activities, to pay back the principal and the interest on the debentures that were issued by us and to continue meeting our other obligations. Despite our last capital raise in 2007, there is no assurance that our past trend of diminishing working capital will not continue. There is no assurance that we will be able to obtain additional financing, or if we do, that it will be on favorable terms. In addition, if we issue capital stock to investors in order to raise cash, our existing shareholders will experience dilution.

As a result of an offering of convertible debentures, we have significant debt, and the amount of the debt could hinder our activities and affect the flexibility needed for such activities.

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

In August 2006, a majority of the debenture holders approved changes to the amount and the timing of the first installment payment of the principal of the debentures, such that the payment of 50% of the first payment amount was deferred to December 5, 2009, and we were given the opportunity to either pay back the other 50% of the first payment amount, or to convert such amount into our Common Shares. On November 30, 2006, we announced our decision to pay the approximately $2.4 million in cash, and on December 5, 2006, we made the payment. There can be no guarantee that the debenture holders will agree to any changes to the terms of the debentures in the future. In June 2007, we entered into a private placement transaction for an aggregate gross amount of $20 million (excluding finders’ fees and out of pocket expenses). Following the private placement transaction, in June 2007, we repurchased an aggregate amount of NIS 15,000,000 nominal value of debentures, representing approximately, $3.5 million of the outstanding debentures. In December 2007, we repaid approximately NIS 18.6 million or $4.9 million (using the December 5, 2007 exchange rate of NIS 3.845 per $1) which reflects approximately NIS 16.9 million or $4.4 million for the second of the four annual re-payments of the principal of the debentures, and approximately NIS 1.7 million or $0.5 million for the semi-annual interest payment. In January and February 2008, we repurchased an additional aggregate amount of NIS 7,600,000 nominal value of debentures, representing approximately, $2.1 million of the outstanding debentures. In December 2008, we repaid approximately NIS 14.9 million or $3.7 million (using the December 5, 2008 exchange rate of NIS 3.981 per $1), which reflects approximately NIS 13.9 million or $3.5 million for the third of the four annual re-payments of the principal of the debentures, and approximately NIS 1.0 million or $0.2 million for the semi-annual interest payment. Similarly, in January 2009, we repurchased an aggregate amount of NIS 1,605,799 nominal value of debentures, representing approximately $0.4 million, of the outstanding debentures. Pursuant to the terms of the prospectus governing the debentures, the amounts repurchased by us were retired and removed from circulation on the TASE. As a result, the total amount that we must pay in June and December 2009 (interest and principal) was reduced to approximately NIS 20.3 million or $5.3 million (using the December 31, 2008 exchange rate of NIS 3.802 per $1).

In the past, we did not create sufficient positive cash flow from operations to make such payments. We currently have enough funds to make the December 2009 payments. However, if we use those funds for other purposes in the future, we may not have enough funds to make the future principal and interest payments. We cannot be certain that our credit lines will be renewed in the future, and if they are, that they will be on favorable terms, especially in light of the current worldwide economic and financial situation. If we are unable to obtain through other means the funds needed to make such payments, we could breach the terms of the debentures and of the Trust Deed which we entered into in connection with the offering. Even if we are able to make the payments required by the debentures, the amount of the debt could have a material adverse effect on our results of operations and financial position. For example, the debt could restrict our ability to obtain additional financing, restrict our flexibility in planning or in reacting to changes in the business, place us in a position inferior to that of competitors with lower debts or make us more vulnerable if there is a downturn in our revenues or in the economy in general. The amount of the debt could require us to dedicate a material part of our cash flow to payment of interest and repayment of principal, thereby reducing our ability to use the cash for other purposes such as working capital.

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

The market for our solutions is characterized by rapidly changing business conditions and customer requirements. The introduction of solutions embodying new technology and the emergence of new customer requirements can render existing technology obsolete and unmarketable. Our ability to anticipate changes in technology and customer requirements and to successfully develop and introduce new and enhanced solutions on a timely basis are and will be significant factors in our ability to grow and to remain competitive. Substantial expenditures are required for research and development and the introduction of new products. There can be no assurance that we will have sufficient resources to make such investments, especially in light of the current worldwide financial and economic situation, or that these investments will bring the full advantages or any advantage as planned. We have in the past experienced delays in introducing our technology and enhancements, and there can be no assurance that we will not encounter technical or other difficulties that could delay introduction of new technologies or enhancements in the future. There can be no assurance that we will be successful in developing and marketing enhancements that incorporate new technology on a timely basis, or that our new solutions will adequately address the changing needs of the marketplace. Our failure, for technological or other reasons, to timely develop and market products incorporating new technologies could have a material adverse effect on our results of operations, financial condition and cash flows.

The software solutions market that we address is expected to evolve rapidly, and if we are not able to accurately predict and respond to market developments or customer needs, our competitive position will be impaired.

The market for the solutions that we provide is expected to evolve rapidly. However, estimates of our market’s expected growth are inherently uncertain and are subject to many risks and assumptions. Moreover, many of our customers operate in markets characterized by rapidly changing technologies and business plans. Rapid changes in the needs of these customers and changing technologies make it difficult for us to predict their demands. We are particularly susceptible to those changes since our software is used in a wide array of operating environments, which are constantly evolving. As a result, we may not be able to develop, on a timely basis or at all, solutions that meet our customers’ needs or desires. In addition, various sectors of our market are served by competitors who may respond more effectively to market developments and customer needs. There can be no assurance that the market for our solutions will grow or that we will be able to respond to changes in the market, evolving customer needs or our competition. If the market for our solutions does not develop as we expect or if we fail to respond to market and competitive developments, our business prospects and competitive position might be impaired.

If existing customers do not make subsequent purchases from us or if our relationships with our largest customers are impaired, our revenue could be negatively affected

Our existing customers are a key asset of ours, and we depend on repeat product and service revenues from our base of customers. Specifically, revenues from sales to Menora Mivtachim Insurance Ltd. (“Menora”) and Liverpool Victoria Friendly Services (“Liverpool Victoria”) constituted 25.6% and 7.4%, respectively, of our consolidated revenues in 2008. There can be no assurance that our existing customers will enter into new project contracts with us or that they will continue using our enabling technologies. If our revenue stream from existing customers were to decline significantly, it would have a material adverse impact on our operating results. In light of the worldwide financial and economic situation, we have seen a delay and reduction in investments by our customers. If this trend continues, it could negatively impact our financial results.

The relationships with two large customers of our U.S. subsidiary – Texas Farm Bureau Insurance Companies, and Occidental Fire & Casualty; two large customers of our subsidiary in the United Kingdom –EDS Credit Services and Liverpool Victoria; and a large customer of our subsidiary in Israel – Menora Mivtachim, are the sources of a large portion of the revenues of each of those three subsidiaries. During 2008, revenues from sales to the American customers specified above constituted 48.1% of the total revenues of the U.S. subsidiary (8.4% of our consolidated revenues); revenues from sales to the British customers specified above constituted 42.8% of the total revenues of the U.K. subsidiary (11.4% of our consolidated revenues); and revenues from sales to the Israeli customer specified above constituted 69.1% of the total revenues of the Israeli subsidiary (25.6% of our consolidated revenues).

We compete against companies with significantly greater resources than our own.

The market for software solutions and related services, and for business solutions for the insurance industry, in particular, is highly competitive. Our principal competitors generally have significantly greater resources than we do. Our customers or potential customers could prefer suppliers that are larger than us and that have not experienced losses such as ours. There is no guarantee that our customers, present and future, will be confident in our financial stability going forward. Price reductions or declines in demand for our solutions and services, whether as a result of competition, technological change, economic downturn, changes in the level of application development, reengineering or maintenance performed internally by our customers or potential customers would have a material adverse effect on our results of operations, financial position and cash flows.

Our business involves long-term, large projects, some of which are fixed-price projects that involve uncertainties, such as estimated project costs and profit margins.

Our business is characterized by relatively large projects or engagements that can have a significant impact on our total revenue and cost of revenue from quarter to quarter. A high percentage of our expenses, particularly employee compensation, is relatively fixed. Therefore, a variation in the timing of the initiation, progress or completion of projects or engagements, especially at or near the end of any quarter, can cause significant variations in operating results from quarter to quarter. Some of our solutions are sold as fixed-price projects with delivery requirements spanning more than one year. If our actual cost-to-completion of these projects differs significantly from the estimated costs, we could experience a loss on the related contracts, which would have a material adverse effect on our results of operations, financial position and cash flow. Similarly, delays in executing client contracts may affect our revenue and cause our operating results to vary widely. Some of our solutions may be priced in excess of $1.0 million and are delivered over periods of time ranging from several months to a few years. Payment terms are generally based on periodic payments or on the achievement of milestones. Any delays in payment or in the achievement of milestones may have a material adverse impact on our results of operations, financial position or cash flows. The sales cycle for our solutions is long and variable, typically ranging between nine months to eighteen months from initial contact with the potential client to the signing of a contract. Occasionally, sales require substantially more time. This variability may adversely affect our operating results in any particular quarter.

Our business involves business-critical solutions which expose us to potential liability claims.

Our products focus on organizations’ business-critical applications, including those related to core business solutions for the insurance industry, and we provide re-engineering and re-development services for customers’ specialized needs. Since our customers rely on our software to operate, monitor and improve the performance of their critical software applications, they are sensitive to potential disruptions that may be caused by the use of, or any defects in, our software. As a result, we may be subject to claims for damages related to software errors in the future. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Regardless of whether we prevail, diversion of key employees’ time and attention from our business, incurrence of substantial expenses and potential damage to our reputation might result. While the terms of our sales contracts typically limit our exposure to potential liability claims, and we carry errors and omissions insurance against such claims, there can be no assurance that such insurance will continue to be available on acceptable terms, if at all, or that such insurance will provide us with adequate protection against any such claims. A significant liability claim against us could have a material adverse effect on our results of operations and financial position.

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

Although we protect our intellectual property rights, there can be no assurance that the measures that we employ to do so will be successful.

In accordance with industry practice, since we have no registered patents, we rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology. We believe that due to the dynamic nature of the computer and software industries, copyright protection is less significant than factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services. We seek to protect the source code of our products as trade secret information and as an unpublished copyright work. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements that grant customers a personal, non-transferable license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. In addition, we attempt to protect trade secrets and other proprietary information through non-disclosure agreements with employees, consultants and distributors. Although we intend to protect our rights vigorously, there can be no assurance that these measures will be successful. Our failure to protect our rights, or the improper use of our products by others without licensing them from us, could have a material adverse effect on our results of operations and financial condition.

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

Our loan and credit line agreements contain a number of conditions and limitations on the ways in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. Our loan and credit line agreements also contain various covenants which require us to maintain certain financial performance milestones related to shareholders’ equity and operating results. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us or our shareholders. There can be no assurance that we will fulfill these covenants or, if we do not fulfill one or more of these covenants, that we will receive from our lender banks waivers of the required fulfillment of such covenants.

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

The assets listed in our consolidated balance sheet include, among other things, goodwill amounted to approximately $8.6 million, capitalized software development costs, net, amounted to approximately $14.4 million, long-term deferred income taxes amounted to approximately $2.2 million, and short-term deferred income taxes amounted to approximately $1.0 million. The applicable accounting standards require that (a) goodwill be tested for impairment at least annually, and written down when impaired; (b) capitalized software costs be assessed for recoverability on a regular basis, to determine whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold, in accordance with Statement of Financial Accounting Standard No. 86 (“Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”); and (c) certain identifiable intangible assets such as deferred taxes be reviewed for impairment in certain circumstances. If our goodwill, capitalized software development costs, or deferred tax assets, were deemed to be impaired in whole or in part due to the Company not achieving its goals, we could be required to reduce or write off such assets, thus having to recognize additional expense in our statements of operations and to reduce our shareholders’ equity.

Our quarterly results may be impacted by multiple short-term factors.

Our revenue and operating results could vary widely from quarter to quarter as a result of several different factors, such as the budgeting and purchasing practices of our customers, the length of our customers’ product evaluation process, the timing of our customers’ system conversions, the timing and cost of new product introductions and product enhancements, and the timing of any acquisitions and associated costs. Employee hiring and the rate of utilization of such employees may also affect our revenues and results of operations.

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

Formula Systems (1985) Ltd. (“Formula”), whose ADRs trade on NASDAQ (under the trading symbol: FORTY) and whose shares trade on the TASE (under the trading symbol: FORT), directly owned (as of April 1, 2009) 15,114,837, or approximately 70%, of our currently outstanding Common Shares.

In November 2006, Emblaze Ltd. (“Emblaze”), whose ordinary shares are traded on the London Stock Exchange (under the trading symbol: BLZ.L), purchased the controlling interest of Formula, and as a result, control of us. As of April 1, 2009, Emblaze owned 51.7% of the outstanding share capital of Formula and, therefore, has an indirect controlling influence over us.

Emblaze, through Formula, is and may continue to be in a position to exercise control over most matters requiring shareholder approval. Formula may use its share ownership or representation on our Board of Directors to substantially influence corporate actions that conflict with the interests of our other public shareholders including, without limitation, changing the size and composition of our Board of Directors and committees of our Board of Directors, causing the issuance of further securities, amending our governing documents or otherwise controlling the outcome of shareholder votes. Further, actions by Formula with respect to the disposition of the Common Shares it beneficially owns, or the perception that such actions may occur, may adversely affect the trading price of our Common Shares.

Eli Reifman and Guy Bernstein from Emblaze, Hadas Gazit Kaiser (formally from Emblaze) of Magic Enterprises Ltd, an affiliate of ours, and Naamit Salomon of Formula, are all members of our Board of Directors. Eli Reifman serves as Chairman of our Board of Directors.

If we are classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

Generally, if for any taxable year, after applying certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of the value of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders who are U.S. taxpayers, including having gain realized on the sale of our Common Shares being treated as ordinary income rather than capital gain income and could result in punitive interest charges being applied to such sales proceeds. Rules similar to those applicable to dispositions apply to amounts treated as “excess distributions.”

We believe we were not a PFIC in 2008, just as we believe we were not a PFIC for at least the past 5 years. We currently expect that we will not be a PFIC in 2009. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors. Therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2009 or in a future taxable year. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our Common Shares. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E, “Additional Information – Taxation – U.S. Federal Income Tax Considerations – Tax Consequences if We Are a Passive Foreign Investment Company.”

Risks Relating to Conducting Business in Israel

We face currency exchange risks, as changes in exchange rates between the US dollar and other currencies, especially the NIS, may negatively impact our costs.

Exchange rate fluctuations between the US dollar and other currencies which we and our subsidiaries use, especially the NIS, may negatively affect our earnings. Moreover, a significant portion of our expenses, including research and development, personnel and facilities-related expenses, are incurred in Israel, in NIS. In addition, our obligations under the debentures that we issued are linked to the US dollar only if the exchange rate between the NIS and the US dollar is greater than NIS 4.394 per 1 US dollar. (On March 31, 2009, the exchange rate between the NIS and the US dollar was NIS 4.188 per 1 US dollar.) Consequently, we are exposed to the risk of appreciation of the NIS vis-à-vis the US dollar. This appreciation would cause, and in 2008 did cause, an increase in our expenses as recorded in our US dollar denominated financial statements even though the expenses denominated in local currencies remains unchanged. Accordingly, our level of revenues and profits may be adversely affected by exchange rate fluctuations.

Due to the appreciation of the NIS vis-à-vis the US dollar in 2008 and the exchange rate fluctuations between the U.S. dollar and other currencies which we and our subsidiaries use, our foreign currency transaction differences, net, decreased to approximately $0.3 million in 2008, from $0.7 million in 2007. See Note 15.b to our consolidated financial statements. Since December 31, 2008, the US dollar has strengthened vis-à-vis the NIS by approximately 10% and the NIS/US dollar exchange rate as of March 31, 2009 was NIS 4.188 per 1 U.S. dollar.

We cannot predict any future trends in the US dollar/ NIS exchange rate. We cannot assure you that we will not be materially affected in the future from currency exchange rate fluctuations. See Item 11- “Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Risk.”

Conducting business in Israel entails certain inherent risks that could harm our business.

Our corporate headquarters and research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. In addition, several countries still restrict business with Israel and with companies doing business in Israel. These political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth.

Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza.  These developments have adversely affected the regional peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel’s relationship with several Arab countries.  The establishment in 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group resulted in an escalation in violence among Israel, the Palestinian Authority and other groups and has created additional unrest and uncertainty in the region. Further, during the summer of 2006, Israel was engaged in a war with Hezbollah, a Lebanese Islamist Shiite militia group, which involved rockets being fired from Lebanon up to 50 miles into Israel and disrupted most day-to-day civilian activity in northern Israel. In January 2009, Israel engaged in a military action against Hamas in Gaza to prevent continued rocket attacks against Israel. These developments have further strained relations between Israel and the Palestinians. Any future armed conflict, political instability or violence in the region, including acts of terrorism, may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

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

Under the NASDAQ Marketplace Rules, a failure to meet the continued listing requirement for minimum bid price on the NASDAQ Capital Market shall be determined to exist only if the deficiency continues for a period of 30 consecutive business days. On March 20, 2009, NASDAQ suspended the Minimum Bid Price Requirement until July 19, 2009.

Since February 17, 2009, the closing price of our Common Shares on the NASDAQ Capital Market has been below $1.00. The closing price of our Common Shares on the NASDAQ Capital Market, on April 17, 2009, was $0.81 per share.

If we fail to comply with the Minimum Bid Price Requirement, our Common Shares could be de-listed from the NASDAQ Capital Market, which could have a material adverse effect on our share prices and our standing with current and future investors. In addition, if we are de-listed from the NASDAQ Capital Market, we may no longer be eligible for certain benefits granted by the Israel Securities Law to companies that are “dual listed” on the Tel Aviv Stock Exchange and a foreign (non-Israeli) securities exchange. The removal of such benefits would require us to incur additional costs relating to periodic reporting in Israel and would have a material impact on our results of operations.

There can be no assurance that we will continue to meet all of the requirements for continued NASDAQ listing. Failure to meet one of NASDAQ’s continued listing standards could result in the delisting of our Common Shares from NASDAQ.

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

There is very little trading volume for our Common Shares, which causes the stock price to be volatile and which may lead to losses by investors.

There is very little trading volume for our Common Shares, both on the NASDAQ Capital Market and the TASE. As a result, our Common Shares have experienced significant market price volatility in the past and may experience significant market price and volume fluctuations in the future, in response to factors such as announcements of developments related to our business, announcements by competitors, quarterly fluctuations in our financial results and general conditions in the industry in which we compete.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company.

Corporate Details

Our legal and commercial name is Sapiens International Corporation N.V., and we were incorporated and registered in the Netherlands Antilles on April 6, 1990. We are a public limited liability company and operate under the provisions of the Netherlands Antilles Commercial Code. Our registered office is located at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, Netherlands Antilles and our telephone number in Curaçao is + 5999-736-6277. United International Trust N.V. is the Company’s agent in Curaçao and serves as a member of our Board of Directors. Our World Wide Web address is www.sapiens.com. The information contained on the web site is not a part of this annual report. We did not have any important events in the development of our business since January 1, 2008.

Capital Expenditures and Divestitures since January 1, 2006

Our principal capital expenditures during the last three years related mainly to the purchase of computer equipment and software for use by our subsidiaries. These capital expenditures totaled $276,000 in 2006, $ 190,000 in 2007 and $768,000 in 2008.

B.	Business Overview.

We are a global provider of information technology (“IT”) solutions that modernize business processes to enable insurance and other leading companies to quickly adapt to change. Our solutions, sold as customizable software modules, align IT with business demands for speed, flexibility and efficiency. Our solutions are supplemented by our technology, methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications. Our solutions include scalable insurance applications that we have developed for leading organizations such as AXA, Norwich Union, Liverpool Victoria, IAT Group, ING, OneBeacon, Principal Financial Group, the Surplus Line Association of California, Allianz Group, Texas Farm Bureau Insurance Companies, Menora Mivtachim Insurance and Santam. Our service offerings include a standard consulting offering that helps customers make better use of IT in order to achieve its business objectives.

Our core technology, Sapiens eMerge™, is a rules-based application model-driven middleware that utilizes standard modeling such Unified Modeling Language, or UML, and Domain Specific Language ,or DSL, which enables the creation of mission critical core enterprise applications with little or no coding using agile methodologies. We have many production proven adaptors which allow customers to achieve legacy modernization and enterprise application integration. We believe that our understanding of the insurance marketplace and broad experience in mainframe-based legacy systems, backed by the high return on investment made possible by Sapiens eMerge™, help our customers gain a competitive edge in the rapidly changing business world while maximizing the value of their investments in existing IT systems.

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

We market our solutions globally through our direct sales force and through marketing alliances with global IT providers, such as IBM Corporation, Microsoft, RedHat and Electronic Data Systems Corporation. We have cooperated with IBM Corporation for over 10 years at what IBM refers to as a “Premier Business Partner” level. Currently, we work with IBM on solutions, joint development, testing, validation and marketing. Through this and other business alliances, we have developed extensive knowledge in mainframe and mid-range systems, including CICS, DB2, MQ and the WebSphere e-business platform. We are also a member of IBM’s Insurance Application Architecture (IAA) group and the ISV Advantage Program for the Small and Medium Business insurance market segment. We have recently qualified as a Microsoft certified partner for the eMerge platform and cooperate with Microsoft based on the eMerge 4 .NET released in 2008. These alliances enable us to reach a broader base of customers while complementing our partners’ offerings.

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

We collaborate with our customers to tailor the Sapiens INSIGHT™ solutions to achieve the unique operational performance goals of each organization. In addition, we have executed independent projects for the insurance market, providing enhanced information access and visibility to empower the sales, agent and broker community, thus accelerating transaction processing for improved customer service and business efficiency. Our insurance solutions, which include the Sapiens INSIGHT™ family, are based on Sapiens eMerge™, our rules-based rapid application development (RAD) suite, which enables rapid solution development and maintenance. The Sapiens INSIGHT™ modules therefore allow the codifying of carriers’ implicit business rules into explicit, executable technical rules. The transition to a rules-based system allows for rapid interactive development by technical and business personnel, allowing business users to make changes using everyday language rules rather than application code. Our insurance solutions are compatible with a variety of platforms including IBM System z, IBM System i and HP UNIX at the host-side and Intel-based Web servers. They are also compatible with open architecture standards such as ..NET, Java EE, XML, Web Services and application server platforms such as IBM’s WebSphere™.

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

Sapiens INSIGHT™ for Life & Pensions consists of the following independent modules that can be implemented together or only individually:

—	Processes Management - An efficient processes management module, which is very easy to build and maintain

—	Products Management - Set of tools that enables minimum time-to-market

—	Dossier Administration

—	Surrender Value and Paid-Up policies processes

—	Billing and Collection

—	Funds Revaluation

—	Investment Gateway

* Sapiens INSIGHT™ for Underwriting

Sapiens INSIGHT™ for Underwriting (formerly MediRisk INSIGHT™) is an underwriting solution for life, health and disability insurance. It reduces a customer’s costs by automating a larger portion of the process of evaluating the risks of new business and by streamlining the procedures for handling new business. By using this solution, an insurance company can make underwriting assessments on new cases earlier in the business cycle and achieve greater consistency in its decision-making. We market Sapiens INSIGHT™ for Underwriting on the basis of licensing and distribution agreements with MediRisk Solutions Ltd., which developed and holds the intellectual property rights to the solution. Sapiens holds a minority interest (approximately 10%) in MediRisk Solutions Ltd.

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

*Sapiens INSIGHT™ for Closed Books

Sapiens INSIGHT™ for Closed Books is a solution for life and pension insurance companies seeking ways to reduce the cost of maintaining closed books of business, where products are no longer open to new business. We provide customizable solutions that enable companies to efficiently and more effectively administer policies and claims relating to closed books, leading to significantly lower business administration and IT costs. The solution is based on modern technology and a Web browser user interface. Sapiens INSIGHT™ for Closed Books is currently deployed at Liverpool Victoria Friendly Society, the largest Friendly Society in the United Kingdom.

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

Sapiens eMerge™ is based on a multi-level architecture and operates in multi-platform environments, encompassing many hardware vendors, operating system environments and databases. Host-side platforms supported include IBM’s System z (zSeries), System i (iSeries), HP-UNIX, Linux and windows server. Sapiens eMerge™ supports databases such as DB2, VSAM, IMS, DB2/400 Oracle and SQL server. Since Sapiens eMerge™ exemplifies open systems and cross-platform capabilities, solutions developed with it can be seamlessly migrated from platform to platform and from database to database.

Development, deployment, integration and administration of applications are all accomplished through the technology components of Sapiens eMerge™, providing customers with flexible, scalable and feature-rich systems.

Our Services

Outsourcing of Application Maintenance. Our outsourcing services performed on our customers’ applications, developed from our strong, long-term relationships with our customers. We are currently servicing multi-year outsourcing contracts involving mission-critical systems. The outsourcing engagements are typically performed with a combination of onsite and offsite mix as required by our customers.

IT Services. We provide customers with specialized IT services in many areas, including project management, application development/enhancements, application platform porting services and general technical assistance. Our personnel work with the customer for the duration of the entire project through proven methodologies on a fixed price and time basis. These IT services can be classified as: (1) consulting services that are not deemed essential to the functionality of the license (such as migration of applications to various platforms and technical assistance with project management), and (2) consulting services that involve significant implementation and customization of our software to customer specific requirements.

Key Benefits of our Technology to our Customers

—    Fast Time to Market and High Return on Investment. Our combination of a Rapid Application Development (RAD) methodology, rules-based development tools and experienced consultants has resulted in significant productivity increases at customer sites. Declarative development with business rules replaces traditional programming methods, addressing the full application life cycle, meaning that no programming code development is required. Sapiens eMerge™also employs a “positive inference” engine that streamlines application development by requiring only the definition of standard situations, while automatically generating the logic required to handle the non-standard ones. This represents a reduction in logic specification and application maintenance and greatly enhances the quality of the delivered application compared to conventional development environments where most “bugs” arise in the non-standard logic.

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

Customers for Our Products

Sapiens INISGHT™

We market our Sapiens INISGHT™ suite of solutions to insurance organizations in four main categories: Property & Casualty (known as General Insurance in United Kingdom); Life and Pensions (known as Life and Health in the United States), Reinsurance and Medical Underwriting. Our customers and target markets have direct written premiums in the range of $80 million to in excess of $5 billion per year. However, given the flexibility and modularity of the Sapiens INISGHT™ suite of solutions, our offerings can accommodate most situations and budgets.

Sapiens eMerge™

We market Sapiens eMerge™ primarily to corporate clients and government entities with large information technology budgets and ongoing maintenance and development needs. Our corporate customers include, among others, insurance companies, banks and other companies offering financial services, as well as companies in the manufacturing and transportation sectors.

The principal markets in which we compete are located in North America, Europe, Israel and Japan. As of December 31, 2008, we had approximately 110 customers in all the geographical areas in which we operate. Of these, our primary customers were Menora Mivtachim Insurance, the Israeli Ministry of Labor, Elbit Systems Ltd., EDS Credit Services Limited, Texas Farm Bureau Insurance Companies, Liverpool Victoria Friendly Society Limited, Occidental Fire and Casualty Company of North Carolina, AXA Corporation, Haworth Inc., Mazda Motors and VSN, which collectively accounted for approximately 62% of our gross revenues during 2008.

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

Sapiens INSIGHT™ – Insurance

Our competitors in the market for solutions offered to the insurance industry fall into several categories: vendors of complete systems, vendors of insurance software products, large multinational integrators and local integrators in the various territories in which we operate. Examples of these competitors are:

In the United States:	CSC, AGO, Oracle, Camilion, ISI, SOLCORP, Fineos, SAP, SunGard, Navisys, Fiserv, Accenture, OneShield, Insurity, Prima Solutions, IDP, The Innovation Group, DRC, and AQS;

In the United Kingdom:	Unisys, SunGard, FIS Software and RebusIs; SOLCORP and SAP;

In Europe:	Falmeyer (FJA) and COR AG Insurance Technologies, mainly in German speaking countries, and IDIT I.D.I. Technologies.

Examples of large integrators in the insurance field are Electronic Data Systems (EDS) and CSC (companies that also have customer or alliance relationships with Sapiens in other fields). An example of a competitor that is a local integrator is Ness Technologies in Israel.

In addition, we face competition from our customers’ and our potential customers’ internal IT departments, who often prefer to develop solutions in-house.

We differentiate ourselves from our competition via a few key factors:

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

We differentiate ourselves from our competition via a few key factors:

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

We have marketing and sales personnel located at our offices in the United States, the United Kingdom, Japan and Israel. The direct sales force focuses on large organizations within select industries. It also coordinates sales activities with system integrators such as EDS, IBM and Microsoft. These partnerships allow us to further expand our own solutions and to gain access to specific types of businesses.

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

As part of our efficiency measures, in 2008 we reduced our sales and marketing activities, from approximately $8.8 million in 2007 to $7.6 million in 2008.

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

Geographical Distribution of Revenues

The following is a breakdown of our revenues by geographical areas based on our geographic markets, both in thousands of dollars and as a percentage of total revenues for the years indicated:

	2006		2007		2008

United Kingdom	$13,805	31.2%	$13,417	31.6%	11,612	26.7%
North America	9,895	22.3	10,061	23.7	7,846	18.0
France	902	2.0	389	0.9	721	1.7
Germany	837	1.9	475	1.1	839	1.9
Israel	12,072	27.2	13,824	32.6	16,141	37.1
Japan	4,491	10.1	4,071	9.6	6,375	14.6
Other	2,309	5.3	158	0.5	-	-

Total	$44,311	100.0%	$42,395	100.0%	43,534	100.0%

For details of revenues by category of activity, see the table entitled “Selected Financial Data” under Item 3, “Key Information.”

Seasonality

Even if not reflected in our 2007 or 2008 results, traditionally, the first and third quarters of the fiscal year have tended to be slower quarters for us and the industries that we target. The first quarter usually reflects a lull following an active fourth quarter as companies rush to complete deals and utilize budgets before the end of the fiscal year. The slowdown in the third quarter reflects the summer months, which usually have reduced activities in many of the regions where our customers are located.

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

Our trademark rights include rights associated with our use of our trademarks, and rights obtained by registration of our trademarks. Our use and registration of our trademarks do not ensure that we have superior rights to others that may have registered or used identical or related marks on related goods or services. We have registrations for the mark “Sapiens” in the United States, Israel, Brazil and a number of countries in Europe. The initial terms of protection for our registered trademarks range from 10 to 20 years and are renewable thereafter.

Our Sapiens INSIGHT™ group of solutions include our proprietary technology as well as technology licensed by customers (such as Liverpool Victoria, OneBeacon Insurance Company, Allianz Suisse and Menora) or strategic partners (MediRisk Solutions).

C.	Organizational Structure.

Sapiens International Corporation N.V. is the parent company of the Sapiens group of companies. We have a number of subsidiaries in Israel and throughout the world. Our significant subsidiaries are as follows:

Sapiens International Corporation B.V. ("Sapiens B.V."): incorporated in The Netherlands and 100% owned by Sapiens.

Unless otherwise indicated, the other significant subsidiaries of Sapiens listed below are all 100% owned by Sapiens B.V.:

Sapiens Israel Software Systems Ltd.: incorporated in Israel
Sapiens Technologies (1982) Ltd.: incorporated in Israel
Sapiens Americas Corporation: incorporated in New York
Sapiens (UK) Limited: incorporated in England
Sapiens France S.A.S.: incorporated in France
Sapiens Deutschland GmbH: incorporated in Germany
Sapiens Japan Co.: incorporated in Japan and 90% held by Sapiens B.V.

We are a member of the Formula Systems (1985) Ltd. Group (NASDAQ: FORTY and TASE: FORT). Formula is a holding and managing company of publicly traded companies and their subsidiaries. Formula companies provide IT solutions worldwide, developing and implementing innovative, proprietary software, services and solutions, turnkey projects and outsourcing services as well as software distribution and support. As of April 1, 2009, Formula beneficially owned approximately 70% of our outstanding Common Shares.

In November 2006, Emblaze purchased a controlling interest in Formula, and as a result, controls us. As of April 1, 2009, Emblaze beneficially owned 51.7% of the outstanding share capital of Formula.

Based on Formula’s beneficial holding of over 50% of the outstanding Common Shares of the Company, and based on Emblaze’s beneficial holding of over 50% of the outstanding share capital of Formula, both Formula and Emblaze may be considered to control us.

D.	Property, Plants and Equipment.

We lease office space in Israel, the United States, Japan and the United Kingdom. The lease terms are generally five to ten years. In Israel, we lease approximately 45,000 square feet of office space; in the United States, approximately 4,700 square feet; in the United Kingdom, approximately 13,800 square feet, and in Japan, approximately 3,750 square feet. In the United Kingdom, we sub-lease to others approximately 7,364 square feet. In 2008, our rent costs totaled $1.76 million in the aggregate for all of our leased offices. Our corporate headquarters are located in Israel and our core research and development activities are performed at our offices in Israel. Our sales, marketing and general and administrative activities are performed in each of our offices. We believe that our existing facilities are adequate for our current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis by our management of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto.

Overview

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and result of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our financial statements required us to make estimations and judgments, in accordance with U.S. GAAP, that affect the reporting amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, bad debts, goodwill and other intangible assets, foreign currency fluctuation, capitalized software development costs, deferred taxes, income taxes, restructurings and legal contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. More detailed descriptions of these policies are provided in Note 2 to our consolidated financial statements.

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

Revenues under multiple-element arrangements, which may include software licenses, support and maintenance, and training and consulting services, are allocated to each element under the “residual method” when Vendors Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. VSOE is determined for support and maintenance, training and consulting services based on the price charged when the respective elements are sold separately or renewed. The Company charges support and maintenance renewals at a fixed percentage of the total price of the licensed software products purchased by the customer. Under the residual method, we defer revenues related to the undelivered elements based on their vendor-specific objective evidence of fair value and recognize the remaining arrangement fee for the delivered elements.  When vendor-specific objective evidence of fair value for undelivered elements does not exist, revenues from the entire arrangement are recognized over the term of the agreement.

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

Revenues from license fees that involve implementation and customization of our software to customer specific requirements are generated from fixed-price or time-and-materials contracts. Revenues from fixed-price contracts are recognized based on Statement of Position No. 81-1 “Accounting for Performance of Construction Type and Certain Production Type Contracts,” which requires the accurate estimation of the cost, scope and duration for each project. Revenue and related cost for these projects are recognized on percentage of completion, using the input measure to assess the percent completed when enforceable right to services performed between milestones during the project exists, with revisions to estimates reflected in the period in which changes become known. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage the project properly within the projected periods of time or satisfy our obligations under the contract, project margins may be significantly and negatively affected, which may result in losses on existing contracts. Any such resulting reductions in margins or contract losses in a large, fixed-price contract may have a material adverse impact on our results of operations.

Revenues from consulting services that are not deemed essential to the functionality of the license provided on a “time and materials” basis are recognized as services are performed.

Revenues from IT outsourcing services that mainly include maintenance of customers’ applications integrated on our license performed on a fixed fee basis are recognized on a straight line basis over the contractual period that the services are rendered, since no other pattern of outputs is discernible. Revenues from IT outsourcing services that are performed on a “time and materials” basis are recognized as services are performed.

Bad Debt

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers was to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required.

Goodwill, long lived assets and other identifiable intangible assets

SFAS No. 142, “Goodwill and Other Intangible Assets” requires that goodwill be tested for impairment at least annually or between annual tests in certain circumstances. Goodwill is required to be written down when impaired, rather than amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using market capitalization.

We selected December 31st as the date on which we perform our annual indefinite life impairment tests for our goodwill and intangible assets. Through December 31, 2008, no impairment was required.

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

Share-Based Payments

Effective January 1, 2006, we adopted Statement of Financial Accounting Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123 (R)”), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFFS 123”) which requires the measurement and recognition of compensation expense based on estimated fair values for all shared based payments awards made to employees and directors. In March 2005, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No. 107 (“SAB 107”), as amended by SAB 110, relating to SAFS 123 (R). We have applied the provisions of SAB 110 in our adoption of SFAS 123 (R) with respect to the determination of the expected term of the option, as allowed SAB 110, which is the midpoint between the vesting date and the end of the contractual term of the options.

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

Foreign Currency Fluctuation

We expect that, in addition to the US dollar, a significant portion of our revenues will continue to be denominated in the British pound (the “GBP”) and in the NIS and a smaller portion will be denominated in the Euro and Japanese yen. As a result, changes in the exchange rates between the US dollar and the GBP, the US dollar and the NIS, and to a lesser extent the US dollar and the Euro and the US dollar and the Japanese yen, could have a material adverse impact on our revenues and results of operations within the U.K., the rest of Europe, Israel and Japan. We regularly assess our currency exchange exposures and determine whether to adjust or hedge our position. We may use derivative instruments to hedge or adjust our exposures. As a matter of policy we do not enter into transactions of a speculative or trading nature. Foreign exchange exposures are monitored by tracking actual and projected commitments and through the use of sensitivity analysis.

Capitalized Software Development Costs

Our policy on capitalized software costs determines the timing of our recognition of certain development costs. Software development costs incurred from the point of reaching technological feasibility until the time of general product release should be capitalized. We generally define technological feasibility as the completion of a detailed program design. The determination of technological feasibility requires the exercise of judgment by our management. Since we sell our products in a market that is subject to rapid technological changes, new product development and changing customer needs, changes in circumstances and estimations may significantly affect the timing and the amounts of software development costs capitalized and thus our financial condition and results of operations.

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

In recent years, we developed a new generation of Sapiens eMerge™ products, which includes Service Oriented Architecture based products (“SOA”), eMerge™ for Linux and eMerge™ for Windows. In 2007, we determined the useful life of Sapiens eMerge™ products to be five years. The life expectancy was established based on the contents, characteristics and capabilities of the products suite, on the technology trends in the IT market in the next decade and on the rate of adoption of new technologies by our customers. To assure a long life expectancy in a dynamic market, software components that support SOA, MS Windows and Linux environments were developed and released in the recent years. These products (that are SOA compliant) support adaptation of existing applications to the new standards without necessitating long and expensive re-implementation and agile incorporation of new business models, effectively extending the lifetime of existing applications. eMerge™ product suite, as well as the eMerge™ based applications, are based on mainstream technologies that are industry standards and were adopted by most of the software vendors. Based on life cycles for these mainstream key technologies, it is expected that the Microsoft and Linux platforms will exist for five years. Additionally, we believe that if there are major technology changes or advancements in the future, the technologies used by Sapiens eMerge™ products would be at the root of those advancements. The new eMerge™ product suite enables extending the productive life of existing legacy systems, while simultaneously providing a rapid migration path to new technologies. The advanced rapid application development technology allows making enterprise-specific enhancements in a significantly shortened timeframe resulting in a vastly reduced maintenance burden as compared to other technologies, application lifecycle costs reduced by approximately 80% and a significant prolongation of applications’ lifecycle. We estimate the technological life of the underlying platforms and architecture (SOA) to be five years.

In addition, during recent years, we developed a new insurance product, Sapiens INSIGHT™ for Life and Pensions. The useful life of Sapiens INSIGHT™ was also determined to be five years. We based our determination of useful life on internal product road map analysis, our experience with insurance companies that have already implemented Life & Pensions products, technological obsolescence and industry and market research. In the life insurance market, there are very high costs of migrating the old life insurance programs to a new system. The INSIGHT™ for Life & Pension is a SOA compliant product that is multi-company, multi-currency, multi-language, and web-enabled, leveraging the advantages of the Internet and company intranet. Sapiens INSIGHT™ for Life & Pension’s domain is significantly more complex and robust than other insurance domains (such as medirisk, closed books, re-insurance or property and casualty) as it handles more product modules, engines and algorithms which are also implemented during a longer average period than other insurance domains.

We do not anticipate any major variance or trend impacting our cost of revenues and profit margins as a result of determination of useful life of a new generation of Sapiens eMerge™ products as well as Sapiens INSIGHT™ for Life and Pensions to be five years.

Except as otherwise mentioned, the useful life of our other products is three years.

Deferred Taxes

Management judgment is required in determining our future taxable income for purposes of assessing our ability to realize any future benefits from our deferred tax assets. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. If actual results differ from these estimates or we adjust these estimates in future periods, our operating results and financial position could be materially affected. If we determine that we will be able to realize the deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset would increase income in the period in which such determination is made. On the other hand, should we determine that we will not be able to realize all or part of the net deferred tax assets in the future, an adjustment to the deferred tax assets will be charged to expenses in the period in which such determination is made. In 2008, we increased our deferred income tax assets resulting from loss carry-forwards and temporary differences by $0.7 million and increased the related valuation allowance by $1.0 million.  As a result, the net deferred tax recorded in our 2008 financial statements was reduced by $0.3 million.

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

Accounting for Income Taxes

On January 1, 2007, we adopted FIN 48, “Accounting for Uncertainty in Income Taxes,” which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with Statement 109, “Accounting for Income Taxes.” The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Prior to January 1, 2007, we estimated our uncertain income tax obligations in accordance with SFAS No. 109, “Accounting for Income Taxes” and SFAS No. 5 “Accounting for Contingencies”. A provision of $300,000 was recorded as a result of the adoption of FIN 48 at January 1, 2007, that was reduced by $150,000 during the year ended December 31, 2007. As of December 31, 2008, the provision for FIN 48 was $160,000.

Legal Contingencies

We are currently involved in certain legal proceedings and claims that arose in the ordinary course of business, as discussed in Note 10 to our consolidated financial statements. As of December 31, 2008, we have accrued our estimate of the probable costs for the resolution of those claims where we believe it is probable that we will incur a loss. This estimate has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not expect these claims and/or proceedings to have a material adverse effect on our consolidated financial position. It is possible, however, that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by changes in our assumptions related to these claims and proceedings.

Restructurings

In 2008 and 2007, we did not undergo any restructurings. In February 2006, we implemented a restructuring plan for the purpose of reducing costs and restoring profitability. The restructuring plan included the termination of the employment of approximately 25 employees. The Company’s restructuring plan in 2006 resulted in costs of $758,000.

Fair Value Measurements

The carrying amounts of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their generally short maturities.

Effective January 1, 2008, the Company adopted SFAS 157, “Fair Value Measurements” and, effective October 10, 2008, adopted FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	–	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	–	Includes other inputs that are directly or indirectly observable in the marketplace.
Level 3	–	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Recent Accounting Pronouncements

FSP 157-2 “Effective Date of FASB Statement No. 157”

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually).  For purposes of applying the FSP 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159.   FSP 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP 157-2. The Company does not expect the adoption of FSP 157-2 to have a material impact on its financial position, results of operations or cash flows.

SFAS 161 – “Disclosures about Derivative Instruments and Hedging Activities”

In March 2008, the FASB issued Statement 161 “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) an amendment to FASB No. 133.  This statement changes the disclosure requirements for derivative instruments and hedging activities.  Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  Early application is encouraged.  The Company does not expect the adoption of SFAS 161 to have a material impact on its financial position, results of operations or cash flows.

SFAS 160 – “Noncontrolling Interests in Consolidated Financial Statements”

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends ARB 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 is not expected to have a material effect on accounting for current subsidiaries.

SFAS 141(R) – “Business Combinations”

In December 2007, the FASB issued SFAS 141(R), “Business Combinations” (“SFAS 141(R)”). This Statement replaces SFAS No. 141, “Business Combinations”, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)‘s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer.

SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141(R) is not expected to have a material effect on accounting for our current subsidiaries.

FSP 142-3 – “Determination of the Useful Life of Intangible Assets”

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP 142-3 will have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

EITF 08-6 – “Equity-Method Investment Accounting”

EITF Issue No. 08-6, “Equity-Method Investment Accounting”(“EITF 08-6”) concludes that the cost basis of a new equity-method investment would be determined using a cost-accumulation model, which would continue the practice of including transaction costs in the cost of investment and would exclude the value of contingent consideration. Equity-method investment should be subject to other-than-temporary impairment analysis. It also requires that a gain or loss to be recognized on the portion of the investor’s ownership sold. EITF 08-6 will be effective for the reporting period beginning after December 15, 2008. The Company does not expect a material impact on its consolidated financial statements from adoption of EITF 08-6.

SFAS 162 – “The Hierarchy of Generally Accepted Accounting Principles”

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company is currently evaluating the impact of SFAS No. 162 on its financial statements, and the adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In May 2008, the FASB issued FSP Accounting Principles Board (“APB”) 14-1 “Accounting for Convertible Debt instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer’s non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis. The Company does not believe the adoption of FSP APB 14-1 will have significant effect on its consolidated results of operations and financial condition

EITF 08-4 – “Transition Guidance for Conforming Changes to Issue No. 98-5”

In June 2008, FASB issued EITF 08-4, “Transition Guidance for Conforming Changes to Issue No. 98-5". The objective of EITF 08-4 is to provide transition guidance for conforming changes made to EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, that result from EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”, and SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Issue is effective for financial statements issued for fiscal years ending after December 15, 2008. Early application is permitted. The company is currently evaluating the impact of adoption of EITF 08-4.

EITF 07-5 “Determining whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock”

In June 2008, the FASB issued EITF No. 07-5 “Determining whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of SFAS No. 133 specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. The Company believes adopting this statement will have no material impact on the consolidated financial statements.

A.	Operating Results

Years ended December 31, 2007 and 2008

Revenues.

Revenues from the sale of products are comprised of revenues from sales of Sapiens eMerge™ licenses, license upgrades, fixed price projects, and licenses for “Sapiens INSIGHT™” suite of solutions for the insurance industry. Revenues from services include mainly consulting on a time and materials basis, maintenance and support.

Total revenues in 2008 increased 2.6% to $43.5 million from $42.4 million in 2007. Product revenues in 2008 decreased 26.8% to $4.1 million in 2008 from $5.6 million in 2007. Consulting and other service revenues in 2008 increased 7.1% to $39.4 million from $36.8 million in 2007.

Our product revenues for the year 2008 decreased and our consulting and other service revenues increased mainly due to a planned shift from fixed price projects to time and material based projects, and the completion of certain fixed price projects during the year.

Cost of Revenues and Gross Profit.

Cost of revenues increased 3.5% to $26.5 million in 2008 from $25.6 million in 2007. Cost of revenues relating to products is comprised of salaries and other personnel-related expenses of software consultants and engineers ($1.2 million, or 48% of our total costs of products, in 2008, and $1.0 million, or 30.3% of our total costs of products, in 2007), depreciation costs ($0.3 million, or 12.0% of our total costs of products, in 2008 and $0.4 million, or 16.0% of our total costs of products, in 2007), amortization of capitalized software development costs ($0.4 million, or 16.0% of our total costs of products, in 2008 and $1.0 million, or 30.3% of our total costs of products, in 2007), royalties to the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel (“OCS”) ($0.1 million, or 4.0% of our total costs of products, in 2008, and $0.6 million, or 18.2% of our total costs of products in 2007) and other costs ($0.5 million, or 20.0% of our total costs of products, in 2008, and $0.3 million, or 9.1% of our total costs of products, in 2007). Cost of revenues relating to consulting and other services is comprised of salaries and other personnel-related expenses, and amortization of capitalized software development costs. Salaries and other personnel-related expenses amounted to $19.6 million, or 81.7% of our total costs of consulting and other services, in 2008, and $20.3 million, or 91% of our total costs of consulting and other services, in 2007. Amortization of capitalized software development costs amounted to $3.8 million, or 15.8% of our cost of revenues related to consulting, in 2008, and $2.0 million, or 9.0% of our cost of revenues related to consulting, in 2007. The increase of the amortization is mainly due to the devaluation of the NIS against the US dollar and the commencement of the amortization of new capitalized software development costs.

Our gross profit in 2008 increased 1.8% to $17.1 million from $16.8 million in 2007. The gross profit margin decreased by 0.8% in 2008 to 39.3 % from 39.6% in 2007 mainly due to the increase in amortization costs.

Gross profit from product revenues decreased 30.4% in 2008 to $1.6 million from $2.3 million in 2007. Gross margin from product revenues was 39.0% in 2008, a decrease of 5.1% from 41.1% in 2007. Gross profit from consulting, maintenance and other services increased 6.2% to $15.4 million in 2008 from $14.5 million in 2007. Gross margin from consulting, maintenance and other services decreased 0.8% in 2008 to 39.1% from 39.4% in 2007.

Amortization of capitalized software development costs increased 40.0% to $4.2 million in 2008 from $3.0 million in 2007. The increase is due to beginning of the amortization of new capitalized software development costs.

Research and Development, net.

Research and development (“R&D”) costs are mainly comprised of labor costs and depreciation of property and equipment, reduced by capitalization of software development costs. Net R&D expenses increased 11.4% in 2008 to $3.9 million from $3.5 million in 2007. The increase in spending on R&D recorded in 2008, as compared with the previous year, resulted mainly from the devaluation of the NIS against the US dollar during the first three quarters of 2008, as most of our research and development group is located in Israel and accordingly its expenses are recorded in NIS.

Capitalized software development costs increased 12.9% to $3.5 million in 2008 compared with $3.1 million in 2007. Direct labor costs increased 36.6% in 2008 to $5.6 million from $4.1 million in 2007, mainly due to the devaluation of the NIS against the US dollar during the first three quarters of 2008.

Selling, Marketing, General and Administrative expenses, net.

Selling, marketing, general and administrative, net expenses (“SG&A expenses”) decreased 14.4% in 2008 to $10.7 million from $12.5 million in 2007. SG&A expenses consist primarily of salaries and other personnel-related expenses, which in 2008 amounted to $6.4 million, or 59.8% of total SG&A expenses, and in 2007 to $6.8 million or 54.4% of total SG&A expenses, as well as other costs associated with our sales and marketing efforts and our general and administrative activities such as rent which amounted to $1.3 million in 2008, accounting, legal and other public company expenses in the amount of $1.0 million, depreciation costs of $0.2 million, marketing costs, including tradeshows and design, in the amount of $0.2 million and bad debt income in the amount of $0.4 million (bad debt expenses in the amount of $0.4 million offset by the proceeds of a creditors’ claim in the amount of $0.8 million granted to our German subsidiary). General and administrative expenses include management salaries, offices and office maintenance, communications, external consultants and other expenses. The decrease in SG&A expenses in 2008 was the result of a reduction in headcount and consistent efficiency measures implemented by our management, which resulted in reduced expenses.

Financial expenses, net.

Our financial expenses, net, decreased 21.4% to $2.2 million in 2008 from $2.8 million in 2007. Total financial income decreased $0.2 million to $0.6 million in 2008 from $0.8 million in 2007, which was offset by the decrease in financial expenses of $0.8 million to $2.8 million in 2008 from $3.6 million in 2007. The decrease is mainly due to the decrease in the aggregate amount of our outstanding debentures and short term loans from financial institutions during 2008. In January and February 2008, we repurchased an aggregate amount of NIS 7,600,000 nominal value of debentures, representing approximately, $2.1 million of the outstanding debentures. As a result, the amount of the annual interest payment that we paid in 2008 was reduced to approximately NIS 2.1 million or $0.6 million. In addition, in December 2008, we paid to our debenture holders, $3.5 million for the third installment repayment of the principal amount due under the debentures.

Taxes on Income.

Our net tax expenses in 2008 were $0.58 million compared with $0.34 million in 2007.

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

Net Loss.

Net loss to holders of our Common Shares was $0.3 million for 2008, a decrease of 88.0% compared with a net loss to shareholders of $2.5 million in 2007. The decrease in net loss to shareholders in 2008 was due to the increase in operational profit of $1.7 million to $2.5 million in 2008, compared with an operational profit of $0.8 million in 2007.

Years ended December 31, 2006 and 2007

Revenues.

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

Cost of Revenues and Gross Profit.

Cost of revenues decreased 11.1% to $25.6 million in 2007 from $28.8 million in 2006. Cost of revenues relating to products was comprised of salaries and other personnel-related expenses of software consultants and engineers ($1.0 million, or 30.3% of our total costs of products in 2007, and $4.0 million, or 63.5% of our total costs of products in 2006), amortization of capitalized software development costs ($1.0 million or 30.3% of our total costs of products in 2007 and $1.1 million or 17.5% of our total costs of products in 2006), royalties to the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel (“OCS”) ($0.6 million or 18.2% of our total costs of products in 2007, and $0.5 million or 7.9% of our total costs of products in 2006) and other costs ($0.7 million or 21.2% of our total costs of products in 2007, and $0.7 million or 11.1% of our total costs of products in 2006). Cost of revenues relating to consulting and other services was comprised of salaries and other personnel-related expenses, and amortization of capitalized software development costs. Salaries and other personnel-related expenses amounted to $20.3 million or 91% of our total costs of consulting and other services in 2007, and $19.0 million or 84.4% of our total costs of consulting and other services in 2006. Amortization of capitalized software development costs amounted to $2.0 million or 9.0% of our cost of revenues related to consulting in 2007, and $3.5 million or 15.6% of our cost of revenues related to consulting in 2006. The decrease of the amortized software development costs related to consulting in 2007 was mainly due to completion of the amortization period of certain of our capitalized software development costs related to older products during 2007, offset by the commencement of the amortization of new capitalized software development costs amortized over a higher average useful life than in the prior years.

Our gross profit in 2007 increased 8.4% to $16.8 million from $15.5 million in 2006. The gross profit margin increased by 13.1% to 39.6% from 35.0% in 2006. Gross margin increased mainly as a result of the completion of the amortization period of certain of our capitalized software development costs related to older products during 2007, partially offset by the commencement of the amortization of new capitalized software development costs amortized over a higher average useful life than in the prior years.

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

Amortization of capitalized software development costs decreased 34.8% to $3.0 million in 2007 from $4.6 million in 2006. The decrease was due to the completion of the amortization period of certain of our capitalized software development costs related to older products during 2007, partially offset by the commencement of the amortization of new capitalized software development costs amortized over a higher average useful life than in the prior years.

Research and Development, net.

R&D costs were mainly comprised of labor costs and depreciation of property and equipment, reduced by grants from the OCS and capitalization of software development costs. Net R&D expenses increased 40.0% in 2007 to $3.5 million from $2.5 million in 2006. The increase in spending on R&D recorded in 2007, as compared with the previous year, resulted from the reduction of capitalized software development costs.

Capitalized software development costs decreased 31.9% to $3.2 million in 2007 compared with $4.7 million in 2006 while direct labor costs remained constant: $4.1 million in 2007 and $4.1 million in 2006.

Selling, Marketing, General and Administrative expenses, net.

SG&A expenses decreased 8.1% in 2007 to $12.5 million from $13.6 million in 2006. SG&A expenses consisted primarily of salaries and other personnel-related expenses, which in 2007 amounted to $6.8 million, or 54.4% of total SG&A expenses, and in 2006 to $8.1 million or 59.6% of total SG&A expenses, as well as other costs associated with our sales and marketing efforts and our general and administrative activities such as rent which amounted to $1.8 million in 2007, accounting, legal and other public company expenses in the amount of $0.8 million, depreciation costs of $0.3 million, and marketing costs, including tradeshows and design, in the amount of $0.2 million. General and administrative expenses included management salaries, offices and office maintenance, communications, external consultants and other expenses. The decrease in SG&A expenses in 2007 was the result of a reduction in headcount and consistent efficiency measures implemented by our management, which resulted in reduced expenses.

Restructuring Costs.

In 2007, we incurred no restructuring costs. Restructuring costs in 2006 were $0.76 million as a result of the restructuring we implemented in February 2006, which resulted in the termination of approximately 25 employees.

Financial expenses, net.

Our financial expenses, net, increased 27.3% to $2.8 million in 2007 from $2.2 million in 2006. The increase was mainly due to the devaluation of the US dollar against the NIS. Since we are obligated to pay the principal and the interest of our debentures in NIS, but we record the expenses in our financial statements in US dollars, the devaluation of the US dollar results in an increase in our financial expenses. During 2007, we paid $0.98 million as interest to our debenture holders, and $4.4 million for the second installment repayment of the principal of the debentures.

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

Net Loss.

Net loss to holders of our Common Shares was $2.5 million for 2007, a decrease of 34.2% compared with a net loss to shareholders of $3.8 million in 2006. The decrease in net loss to shareholders in 2007 was due to the shift to operational profit of $0.8 million, compared with an operating loss of $1.3 million in 2006. The decrease in net loss was partially offset by an increase in financial expenses, net and other expenses, which were $2.9 million in 2007, compared to $2.2 million in 2006.

B.	Liquidity and Capital Resources.

Our cash and cash equivalents at the end of 2008 were $7.9 million, compared with $13.1 million at the end of 2007. The decrease in such liquid assets was due to decrease in short term bank credit in the amount of $5.0 million, our repurchase of the outstanding debentures in January and February 2008 and the December 2008 payment of the third installment of the principal amount of outstanding debentures in the amount of approximately $5.5 million. The decrease was partially offset by improved collection and positive cash flow from operating activities.

Net cash provided by operating activities was $9.8 million in 2008, compared with net cash provided by operating activities of $7.1 million in 2007. This change reflects the improved operational profit in 2008 of $2.5 million compared to $0.8 million during 2007.

Net cash used in investing activities was $3.9 million in 2008, compared with net cash used in investing activities in 2007 of $3.3 million. In 2008, we consummated investments in software development of $3.5 million and purchase of property and equipment of $0.8 million. This was partially offset by the proceeds from our sale of a building in France in the amount of $0.42 million.

Net cash used in financing activities totaled $10.9 million in 2008, compared with $6 million provided by financing activities in 2007. In 2008, we decreased our short term bank credit in the amount of $5.0 million, repurchased as well as repaid the third payment of the principal amounts outstanding under our convertible debentures in the amount of $5.5 million, and repaid the principal of a long term loan in the amount of $0.5 million. This was partially offset by the proceeds from an employee stock option exercise that we received in the amount of $0.1 million. During 2007, we completed a fundraising in the amount of $19.4 million, which offset amounts used in financing activities in 2007.

Credit Lines

We have a revolving credit line facility for borrowings of up to $9.2 million, available until June 30, 2009. We are currently negotiating the extension of the credit facility for another year. Due to the current worldwide economic situation, especially in the banking sector, we cannot be certain that an agreement will be signed to extend the credit facility in the same amount of $9.2 million on substantially similar terms.

As a condition for receiving the current credit lines from our lender banks, we undertook, among other things, (a) not to charge or sell our assets to any entity whatsoever without the advance written consent of the banks, (b) that the total of our debts and obligations to the banks will not at any time exceed $9.2 million, and (c) that the total of our accounts receivable from customers will not be less than $6.0 million. In addition, we undertook that our quarterly earnings before income tax, depreciation and amortization will be positive through June 30, 2009 and that our aggregate earnings before income tax, depreciation and amortization for the year ended December 31, 2008, and the six-month period ended June 30, 2009, will not be less than $1.0 million. We also undertook that our shareholders’ equity will not be less than $3.0 million. In addition, we undertook, on behalf of each of our subsidiaries, to provide the banks with cross guarantees from each subsidiary to secure our performance and fulfillment of any of our or our subsidiaries’ obligations under the facilities. Among themselves, the banks are entitled to repayment of our debts in proportion to our debts to each such bank. As a result of negotiations regarding the extension of our loan agreements, the assets of our subsidiary in the United States are subject to a UCC-1 security interest and the assets of our subsidiaries in Israel and the United Kingdom are subject to floating liens.

Under the credit lines, borrowings in US dollars bear interest at rates of LIBOR plus 1.75% and borrowings in NIS bear interest at the prime rate of interest in Israel plus 0.7%.

In 2008, we met all of the conditions for receiving the current credit lines. There can be no assurance that we will continue to fulfill the covenants we undertook or, if we do not fulfill one or more of the covenants that we will receive from our lender banks waivers of the required fulfillment of such covenants.

As of December 31, 2008, we had not utilized any of our credit lines.

Fund raising

In June 2007, we entered into a private placement investment transaction with several institutional investors, private investors and Formula for an aggregate gross investment amount of $20 million (excluding finders’ fees and out of pocket expenses), $6.5 million of which was invested by Formula.  We issued to the investors an aggregate of 6,666,667 Common Shares (of which 2,166,666 Common Shares were issued to Formula), at a price per share of $3.00 which reflected a premium of approximately 25% above the trading price of our Common Shares (as of the date on which our Board of Directors approved the investment).

Debenture Issuance, Repayments and Buybacks

A prior source of liquidity for our Company was our offering of convertible debentures on the TASE in December 2003, which provided gross proceeds to us in an approximate amount of $18.6 million (after including approximately $1.5 million of additional debentures that were purchased in March 2004 pursuant to options that were issued as part of the December 2003 closing). The debentures bear interest at an annual rate of 6.0%, payable on the 5th of June and the 5th of December each year commencing on June 5, 2004 and ending on December 5, 2009. Principal is payable in four installments, on the 5th of December of the years 2006-2009. Our obligations under the debentures are denominated in NIS but would become linked to the US dollar if the exchange rate between the NIS and the US dollar is greater than NIS 4.394 per 1 US dollar (on March 31, 2009, the exchange rate between the NIS and the US dollar was NIS 4.188 per 1 US dollar).

In June 2007, we repurchased an aggregate amount of NIS 15,000,000 nominal value, representing approximately $3.5 million, of the then outstanding debentures. Pursuant to the terms of the prospectus governing the debentures, the debentures repurchased by us were retired and removed from circulation.

In January and February 2008, we repurchased an additional aggregate amount of NIS 7,600,000 nominal value, representing approximately $2.1 million, of the outstanding debentures. Similarly, in January 2009, we repurchased an aggregate amount of NIS1,605,799 nominal value, representing approximately $0.4 million, of the outstanding debentures. Pursuant to the terms of the prospectus governing the debentures, the amount repurchased by us was retired and removed from circulation. As a result of such repurchases, the amount of the semi-annual interest payments that we paid in June 2008 was reduced to approximately NIS 1.0 million or $0.3 million. Similarly, the total amount that we paid in December 2008 under the outstanding debentures was reduced to approximately NIS 14.9 million or $3.7 million (using the December 5, 2008 exchange rate of NIS 3.981 per $1), consisting of the third of the four annual re-payments of the principal of the debentures in an amount of approximately NIS 13.9 million or $3.5 million, and a reduced semi-annual interest payment of approximately NIS 1.0 million or $0.2 million.

(For further details on certain of these transactions, see Item 10, “Additional Information – Material Contracts.”)

In 2008, we generated positive cash flow on an annual basis.

Management believes that the proceeds of the June 2007 $20 million private placement investment together with positive cash flow generated during 2007 and 2008 will be sufficient for our present requirements, and at least until December 31, 2009, to support our operating and financing requirements.

C.	Research and Development

See section A. “Operating Results” of this Item 5 above for a description of our R&D policies and amounts expended thereon during the last two fiscal years.

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

Finally, in recent years there has been constant significant growth in income from annual premiums. The recent financial developments worldwide may reduce insurers’ revenues from such premiums, however, thereby reducing the likelihood that insurers will make additional expenditures to purchase our products and services.

We believe that the insurance market is changing and the reasons that contributed to the delays we experienced in penetration of the insurance industry are gradually fading away. However, delays in our growth and expansion could be caused by the recent financial developments worldwide.

Under current circumstances, we expect that additional time will be required to fully implement our strategy of focusing on the insurance industry, and that our results of operations and financial condition could continue to be adversely affected, especially in light of the recent worldwide economic downturn. We are addressing the challenges posed by the market environment by focusing our marketing and selling efforts and by further reducing the expenses of our operations.

E.	Off-Balance Sheet Arrangements

In 2008, we entered into hedging transactions, by purchasing (i) put options in total amount of up to $9.8 million, to protect against the devaluation of the US Dollar, exercisable by us in the range of NIS 3.30 – 3.70 per Dollar, and (ii) put options in total amount of $1.0 million, to protect against the devaluation of the US dollar, exercisable by us at the rate of GBP 0.54 per US dollar. During 2008, we recorded a total gain of $106,000 from the performance of put options contracts. As of December 31, 2008, we had put option contracts outstanding in the amount of $3.3 million. Except for the abovementioned put options contracts, we have no other off-balance sheet concentration of credit risk such as foreign exchange contracts or other foreign hedging arrangements. In 2009, we purchased put options in the total amount of $1.8 million to protect against the devaluation of the US Dollar exercisable by us at the rate NIS4.00 per US Dollar.

F.	Contractual Obligations

The following table sets forth information on our short-term and long-term contractual obligations as at December 31, 2008 (in thousands of dollars).

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years

Convertible debentures	$5,380	$5,380	$-	$-	$-

Long-term loan	174	-	174	-	-
Long-term liability-third party	365	365		-	-

Accrued severance pay	1,136	-	-	-	1,136
Provision for tax exposures	150	150
Operating leasing	5,325	2,603	2,541	181	-

Total	$12,530	$8,498	$2,715	$181	$1,136

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding the current executive officers and directors of the Company.

Name	Age	Position

Eli Reifman	39	Chairman of the Board of Directors
Ron Al Dor	48	President, Chief Executive Officer and Director
Roni Giladi	38	Chief Financial Officer
Rami Doron	51	Chief Operating Officer
Naamit Salomon (1)	45	Director
Yacov Elinav (2)	64	Director
Uzi Netanel (2)	73	Director
Eyal Ben Chlouche (2)	47	Director
Guy Bernstein (1)	41	Director
Hadas Gazit Kaiser	33	Director
United International Trust N.V. (3)		Director

(1)	Member of Compensation Committee
(2)	Member of Audit Committee
(3)	United International Trust N.V. is a corporate body organized under the laws of the Netherlands Antilles. The Articles of Incorporation of the Company provide that a corporate body may be a member of the Board of Directors.

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

Ron Al Dor joined the Company as President and Chief Executive Officer in November 2005 and has served as a director of the Company since November 2005. Prior to joining the Company, Mr. Al Dor was one of the two founders of TTI Team Telecom International Ltd. (“TTI”), a global supplier of operations support systems to communications service providers and from August 1996 until 2004, Mr. Al Dor served as President of TTI. Prior to that, Mr. Al Dor served as TTI’s Co-President from November 1995 until August 1996 and its Vice President from September 1992 to November 1995. During his service in the Israeli Air Force, Mr. Al Dor worked on projects relating to computerization in aircrafts. Mr. Al Dor is a graduate of the military computer college of the Israeli Air Force, studied computer science and management at Bar Ilan University and attended the Israel Management Center for Business Administration.

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

Eyal Ben-Chlouche has served as a director of the Company since August 15, 2008, Mr. Ben-Chlouche served as the Commissioner of Capital Market Insurance and Savings at the Israeli Ministry of Finance from 2002 through 2005, where he was responsible for implementation of fundamental reforms in pension savings. Prior to that, he served as a Deputy Commissioner of Capital Market Insurance and Savings and as a Senior Foreign Exchange and Investment Manager in the Foreign Exchange Department of the Bank of Israel. He also served as an Investment Officer in the Foreign Exchange Department of the Bank of England, in London. Mr. Ben-Chlouche served as Chairman of the Board of Directors of the Shahar Group, Chairman of the Advisory Board of Directors of the Shekel Group until the end of 2007 and serves as a director of Matrix IT Ltd, Migdal Insurance and Financial Holdings Ltd, Migdal Insurance corp. and Migdal Capital Markets Ltd. Mr. Ben-Chlouche serves as Vice Chairman of DavidShield Ltd. and also serves as Chairman of the Advisory Board of the Caesarea Center for Capital Markets and Risk Management. In 2005, Mr. Ben-Chlouche served as a member of the Bachar Committee on Capital Market Reform in Israel. Mr. Ben-Chlouche is an independent director.

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

Hadas Gazit Kaiser has served as a director of the Company since July 2007. She has served as the Chief Financial Officer of Magic Software Enterprises Ltd. since February 2009. From December 2006 until February 2009, she served as the Chief Financial Officer and Finance Director of Emblaze. From August 2005 until she became CFO of Emblaze, Ms. Gazit Kaiser served as the Vice President-Finance of Emblaze and the Chief Financial Officer of Emblaze Mobile. From August 2003 to August 2005, Ms. Gazit Kaiser served as the Budget Control Manager of TTI. From August 2000 to August 2003, Ms. Gazit Kaiser acted as a manager at Kost, Forer Gabbay & Kasierer. Ms. Gazit Kaiser holds a BA in Economics and Accounting and an MBA degree in Finance, both from Tel Aviv University, and is a Certified Public Accountant in Israel.

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

The Board of Directors must have a minimum of three, and may have a maximum of 24, directors. Directors of the Company are appointed by our General Meeting of Shareholders and hold office until the expiration of the term of their appointment by our General Meeting of Shareholders, or until they resign or are suspended or dismissed by the General Meeting of Shareholders. The Board of Directors may appoint up to four directors in addition to the directors elected by the General Meeting of Shareholders, subject to the maximum number of directors permitted, and any such appointment shall be effective until the next General Meeting of Shareholders. The Board of Directors may fill any vacancies on the Board of Directors, whether as a result of the resignation or dismissal of a director, or as a result of a decision of the Board of Directors to expand the Board of Directors.

Our executive officers are appointed by, and serve at the discretion of, our Board of Directors.

Two of our Board members, Messrs. Reifman (the Chairman of our Board of Directors) and Bernstein, serve as executive officers of Emblaze, while Ms. Kaiser, a third Board member, was an executive officer at Emblaze when she was appointed to our Board and now serves as an executive officer of Magic Enterprises Ltd, an affiliate of ours. In addition, Ms. Salomon, another Board member of ours, serves as an executive officer at Formula and is a member of the Board of Directors of Magic Enterprises Ltd. Formula directly owns (as of April 1, 2009) approximately 70% of our currently outstanding Common Shares, and, since November 2006, Emblaze holds a controlling interest in Formula (51.7% of the outstanding share capital of Formula as of April 1, 2009). Other than as described immediately above, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management were selected as such. In addition, there are no family relationships among our executive officers or directors.

B.	Compensation of Directors and Officers

The aggregate amount of compensation paid by the Company, or accrued by the Company, during the fiscal year ended December 31, 2008 with respect to such year, to all directors and executive officers as a group for services in all capacities was $1,134,000. This amount does not include amounts expended by the Company for automobiles made available to its officers or expenses (including business travel and professional and business association dues) reimbursed to such officers. The aggregate amount set aside or accrued by the Company during its fiscal year ended December 31, 2008 to provide pension, retirement severance, vacation accrual and similar benefits for directors and executive officers of the Company was $100,000. The foregoing amounts also exclude stock option grants to the Company’s directors and officers pursuant to the Company’s 1992 Stock Option and Incentive Plan, the Company’s 2003 Share Option Plan and the Company’s 2005 Special Incentive Share Option Plan, which are described below.

The Company has employment agreements with its officers. The Company, in the ordinary course of its business, enters into confidentiality agreements with its personnel and has entered into non-competition and confidentiality agreements with its officers and high-level technical personnel. The Company does not maintain key person life insurance on any of its executive officers.

Board Fees and Expenses

We reimburse all members of our Board of Directors for reasonable out-of-pocket expenses incurred in connection with their attendance at Board of Directors or committee meetings.

We grant to each of our independent directors a fee for attending or participating in Board of Directors meetings and committee meetings, and participating in unanimous written consents.

In the past, we granted to each of our independent directors options to purchase 4,000 Common Shares annually. The options were granted at an exercise price equal to the fair market value of the Company’s Common Shares on the date of grant. The term of the options was set at 10 years and the options become exercisable in four equal, annual installments, beginning with the first anniversary of the grant date. Since 2005, we have not granted any options to our independent directors.

In 2008, we increased the fees paid to our independent directors to reflect the increase in payments paid to outside directors under the Israeli Companies Law 5759-1999, even though we are not an Israeli company and are not subject to the Israeli Companies Law.

Stock Option and Incentive Plans

1992 Stock Option and Incentive Plan and 2003 Share Option Plan

In 1992, our Board of Directors and shareholders approved the 1992 Stock Option and Incentive Plan (the “1992 Stock Plan”) pursuant to which our officers, directors and employees are eligible to receive awards of stock options and restricted stock. In February 2003, the Board of Directors authorized the extension of the 1992 Stock Plan until April 2012 and our shareholders approved that extension. In 2003, our Board of Directors and shareholders approved the 2003 Share Option Plan (the “2003 Option Plan”), pursuant to which our officers, directors, employees, consultants and contractors are eligible to receive awards of stock options. In the following description, the 1992 Stock Plan and 2003 Option Plan will be referred to together as the “Incentive Plans” and may each be referred to individually as an “Incentive Plan.”

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

Each of the Incentive Plans is administered by the Compensation Committee of our Board of Directors (the “Committee”). Subject to the provisions of each Incentive Plan, the Committee determines the type of award, when and to whom awards will be granted and the number of shares covered by each award. The Committee also determines the terms, provisions, and kind of consideration payable (if any), with respect to awards. The Committee has discretionary authority to interpret the Incentive Plans and to adopt rules and regulations related thereto. In determining the persons to whom awards shall be granted and the number of shares covered by each award, the Committee takes into account the contribution to the management, growth and/or profitability of the business of the Company by the respective persons and such factors as the Committee shall deem relevant, including the length of employment of the respective persons, the nature of their responsibilities to the Company, and their flexibility with regard to location of their employment and other employment-related factors.

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

As of December 31, 2008, we had 973,817 Common Shares available for future issuance of awards under the Incentive Plans. As of December 31, 2008, options to purchase 2,698,350 Common Shares, 1,913,000 of which were held by officers and directors, were outstanding. As of that date, there were 22,280 shares of restricted stock that the Company had granted to employees and other eligible grantees (none of which were held by current or former officers and directors), and all of which had vested (prior to 1998) under the restricted stock awards.

During the 2007 year, under the Incentive Plans, we granted to our directors and executive officers a total of 350,000 options to purchase Common Shares (including 200,000 options to the Company’s President and Chief Executive Officer) at exercise prices per Common Share ranging between $1.50 and $2.31, which options will expire at the conclusion of ten years.

During the 2008 year, under the Incentive Plans, we granted to our directors and executive officers a total of 65,000 options to purchase Common Shares at an exercise price of $1.50 per Common Share, which options will expire at the conclusion of six years.

New Incentive Stock Option Plan

In 2005, our Board of Directors authorized a new Incentive Stock Option Plan (the “Special Plan”) and our shareholders approved the Special Plan in 2006. The number of Common Shares available for grants pursuant to the Special Plan was set at 2,000,000 shares. The Special Plan is intended to be used solely to attract or retain senior management and/or members of the Board of Directors. Unless otherwise determined by the Committee, options granted pursuant to the Special Plan have an exercise price of $3.00 per share, shares issued upon exercise are locked up for up to five years following the grant date, and the right to obtain shares is contingent upon the optionee providing services to the Company throughout the entire five year period. In the event of a change of control of the Company, any unvested options will be accelerated.

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

Pursuant to the Special Plan, in November 2005 the Company’s President and was granted options to purchase 1,000,000 Common Shares at an exercise price of $3.00 per share.  In December 2005, as a result of the issuance of SFAS No. 123(R), we accelerated the vesting of all 1,000,000 options.  In 2007, the Company’s Chief Operating Officer was granted options to purchase 250,000 Common Shares, pursuant to the Special Plan at an exercise price of $3.00 per share.  No options were granted to our executive officers or directors under the Special Plan during 2008.

C.	Board Practices

Members of the Company’s Board of Directors are elected by a vote at the annual general meeting of shareholders and serve for a term of one year. Directors may serve multiple terms and are elected by a majority of the votes cast at the meeting. The Chief Executive Officer serves until his removal by the Board of Directors or resignation from office. Our non-employee directors do not have agreements with the Company for benefits upon termination of their service as directors.

Audit Committee

The Audit Committee of our Board of Directors is comprised of three independent directors, nominated by the Board of Directors: Yacov Elinav, Uzi Netanel and Eyal Ben Chlouche. The Board of Directors has determined that Mr. Elinav meets the definition of an audit committee financial expert. The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing financial information, internal controls and the audit process. In addition, the Committee is responsible for oversight of the work of our independent auditors. The Committee is governed by a charter and meets at regularly scheduled quarterly meetings.

Compensation Committee

The Compensation Committee of our Board of Directors is comprised of two directors, nominated by the Board of Directors: Naamit Salomon and Guy Bernstein. On March 11, 2008, Ms. Naamit Salomon replaced Mr. Gad Goldstein (our former director) as a member of the Compensation Committee. The primary function of the Compensation Committee is to manage the Company’s Stock Option Plan and review and approve all matters relating to the compensation of the Company’s officers and directors. The Committee is governed by a charter and meets at regularly scheduled quarterly meetings.

NASDAQ Exemptions for a Controlled Company

We are a controlled company within the meaning of NASDAQ Marketplace Rule 5615(c)(1) since Formula holds more than 50% of our voting power.

Under Rule 5615(c)(2), a controlled company is exempt from the following requirements of NASDAQ Marketplace Rules 5605(b), (d) and (e) (we rely upon such exemption with respect to each of the requirements described below):

—	The majority of the company’s board of directors must qualify as independent directors, as defined under NASDAQ Marketplace Rule 5605(a)(2).

—	The compensation of the chief executive officer and all other executive officers must be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors (subject to limited exceptions).

—	Director nominees must either be selected or recommended for the board of directors’selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors (subject to limited exceptions).

—	The company must certify that it has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under US federal securities laws.

NASDAQ Exemption for a Foreign Private Issuer

We are a foreign private issuer within the meaning of NASDAQ Marketplace Rule 5000(a)(18), since we are incorporated in the Netherlands Antilles and we meet the other criteria set forth for a “foreign private issuer” under Rule 3b-4(c) under the Exchange Act.

Pursuant to NASDAQ Marketplace Rule 5615(a)(3), a foreign private issuer may follow home country practice in lieu of certain provisions of the NASDAQ Marketplace Rule 5600 series and certain other NASDAQ Marketplace Rules. Please see Item 16G below (“Corporate Governance”) for a description of the manner in which we rely upon home country practice in lieu of NASDAQ listing requirements.

D.	Employees

As of December 31, 2008, we had a total of 283 employees, a 6.3% decrease from the end of 2007.

The following table sets forth the number of employees in (1) research and development, (2) consulting, delivery and technical support and (3) SG&A at the end of each of the past three years, as well as their geographic area of employment:

	Total Employees	Research & Development	Consulting, Delivery & Technical Support	SG&A

2008	283	56	186	41
2007	302	48	207	47
2006	319	53	217	49

	2008	2007	2006

Israel	202	199	198
United States	21	36	43
United Kingdom	34	37	49
Japan	23	23	23
France	3	5	4
Germany	0	1	1
Switzerland	0	1	1
Total Employees	283	302	319

E.	Share Ownership

The number of our Common Shares beneficially owned by each of our directors and executive officers, and by our directors and executive officers as a group, as of April 1, 2009, is as follows:

	Shares Beneficially Owned
	Number		Percent (1)

Ron Al Dor	306,667	(2)	1.4%
All directors and executive officers
as a group (5 persons,
including Ron Al Dor)(3)	393,417	(4)	1.8%

(1)	Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The percentages shown are based on 21,591,088 Common Shares outstanding as of April 1, 2009 plus such number of Common Shares as the indicated person or group had the right to receive upon the conversion of our debentures and upon the exercise of options which are exercisable within 60 days of April 1, 2009.

(2)	Includes options to purchase 240,000 Common Shares under the Incentive Plans at an exercise price of $1.74 per share expiring no later than November 2015 and options to purchase 66,667 Common Shares under the Special Plan at an exercise price of $2.31 per share expiring no later than November 2017. This does not include the options to purchase 133,333 Common Shares under the Incentive Plans at an exercise price of $2.31 per share expiring no later than November 2017, and options to purchase 1,000,000 Common Shares granted pursuant to the Special Plan expiring no later than November 2015, none of which are currently considered beneficially owned. See Item 6, “Directors, Senior Management and Employees – Compensation of Directors and Officers.”

(3)	Each of our directors and executive officers who is not separately identified in the above table beneficially owns less than 1% of our outstanding Common Shares (including options held by each such party and which are vested or will become vested within 60 days of April 1, 2009) and has therefore not been separately identified.

(4)	The options held by the directors and executive officers not separately identified in the above table have exercise prices ranging from $1.50 to $3.00 per share, and none of such options expires before 2015.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth, as of April 1, 2009, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person known by the Company to own beneficially more than 5% of the outstanding Common Shares, based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

	Shares Beneficially Owned
Name and Address	Number	Percent (1)

Formula Systems (1985) Ltd. (2)
3 Abba Eban Boulevard
Herzlia 46725, Israel	15,146,781	70

(1)	The percentages shown are based on 21,591,088 Common Shares outstanding as of April 1, 2009 plus such number of Common Shares as the indicated person or group had the right to receive upon the exercise of options which are exercisable within 60 days of April 1, 2009.

(2)	Includes 15,114,837 Common Shares and NIS 862,500 par value of our debentures (convertible into 31,944 Common Shares). As of April 1, 2009, Emblaze beneficially owns 51.7% of the outstanding share capital of Formula. As such, Emblaze may be deemed to be the beneficial owner of the aggregate 15,114,837 Common Shares held directly by Formula Systems Ltd. The address of Formula Systems Ltd. is 3 Abba Even Street, Herzliya Pituach, Israel.

Significant changes in holdings of major shareholders

1.	Formula

In August 2006, we entered into a share issuance agreement with Formula (then a holder of approximately 58% of our outstanding Common Shares) whereby Formula invested $2.0 million in the Company, and we issued 1,562,500 Common Shares to Formula, at a purchase price per share of $1.28, which was the average closing price of our Common Shares for the 10 day period prior to July 17, 2006. As a result of the $2.0 million investment in August 2006, Formula became the holder of approximately 60% of our outstanding Common Shares at that time.

In June 2007, we entered into a private placement investment transaction with several institutional investors, private investors and Formula for an aggregate gross investment amount of $20 million (excluding finders’ fees and out of pocket expenses), $6.5 million of which was invested by Formula. As a result, we issued to Formula 2,166,666 Common Shares, at a price per share of $3.00 which reflected a premium of approximately 25% above the trading price of our Common Shares (as of the date our Board of Directors approved the investment).

From time to time, Formula has increased its beneficial shareholding in the Company through market purchases of additional Common Shares. From October 2007 through June 2008, Formula increased its holding of our Common Shares by approximately 914,858 Common Shares through purchases on the public market. See the Schedule 13DA filed by Formula with the SEC on June 12, 2008 with respect to such purchases. From June 2008 through August 2008, Formula increased its holding of our Common Shares by approximately 2,201,010 additional Common Shares through purchases on the public market. See the Schedule 13DA filed by Formula with the SEC on September 2, 2008 with respect to such purchases.

As of April 1, 2009, Formula was the holder of approximately 70% of our outstanding Common Shares.

2.	FID and Israel Discount Bank

As a result of an agreement (the “Investment Agreement”) entered into as of March 16, 2004 by and among the Company, F.I.D. Holdings Ltd. (“FID”) and Israel Discount Bank Ltd. (together with FID, the “Investors” (each of which invested in eZone)), FID became the beneficial holder of approximately 9.1% of our share capital.

In August 2006, we entered into an agreement with the Investors whereby the Investors converted the $1.0 million payment that was due on April 1, 2006 under the Agreement into 781,250 Common Shares.

As of December 31, 2008, FID no longer beneficially owns any of our outstanding Common Shares.

3.	Highbridge International LLC

In June 2007, we entered into a private placement investment transaction with several institutional investors, private investors and Formula for an aggregate gross investment amount of $20 million (excluding finders’ fees and out of pocket expenses).  Pursuant to such private placement investment, Highbridge International LLC invested $6.5 million in the Company in return for the issuance of 2,166,667 Common Shares, which equaled 10.5% of our outstanding Common Shares at the time.

As of December 31, 2008, Highbridge International LLC no longer beneficially owns any of our outstanding Common Shares

Voting rights of major shareholders

The major shareholders disclosed above do not have different voting rights than other shareholders with respect to the Common Shares that they hold.

Holders of Record

As of April 22, 2009, there were 75 holders of record of the Company’s Common Shares (which excludes brokers holding Common Shares), including 50 holders of record with addresses in the United States. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident because many of these Common Shares were held by brokers or other nominees.

Control of the Company

Based on Formula’s beneficial holding of over 50% of the outstanding Common Shares of the Company, and based on Emblaze’s beneficial holding of over 50% of the outstanding share capital of Formula, both Formula and Emblaze may be considered to control the Company. We are unaware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B.	Related Party Transactions.

None.

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

Financial Statements

See the Consolidated Financial Statements and related notes in Item 18.

Export Sales

In 2008, 62.9% of our revenues were from customers located outside of Israel. For information on our revenues breakdown by geographic market for the past three years, see Item 4, “Information on the Company – Business Overview – Geographical Distribution of Revenues.”

Legal Proceedings

In February 2008, a former employee of the Company filed a claim against the Company for the amount that such former employee was required to pay to the Israel Tax Authorities – approximately NIS 4.5 million (approximately $1.2 million as of December 31, 2008)-as a result of his exercise of stock options. The Company believes that such claim lacks merit, and the Company, based on the advice of its legal counsel, believes that it has a reasonable defense.

In addition the Company is a party to various other legal proceedings and claims that arise in the ordinary course of business. The total aggregate amount of exposure of such proceedings and claims, except for the above mentioned claim, is approximately $0.4 million of which an accrual in the amount of approximately $0.2 million was recorded in the Company’s financial statements.

Dividend Policy

We have never declared or paid any cash dividends on our Common Shares and we do not anticipate paying cash dividends in the foreseeable future. It is the present intention of our Board of Directors to retain all earnings in the Company in order to support the future growth of its business. Any determination in the future to pay dividends will be dependent upon our consolidated results of operations, financial condition, cash requirements, future prospects and other factors. For more information about distribution of dividends and various tax implications, see Item 10, “Additional Information – Memorandum and Articles of Association;” Item 10, “Additional Information – Exchange Controls,” and Item 10, “Additional Information – Taxation.”

B.	Significant Changes

In January 2009, we repurchased an aggregate amount of NIS 1,605,799 nominal value of debentures, representing approximately, $0.41 million of our outstanding debentures. Pursuant to the terms of the prospectus governing the debentures, the amount repurchased by us was retired and removed from circulation on the TASE. As a result, the total amount that we must pay in December 2009 was reduced to approximately NIS 20.3 million or $5.3 million (using the December 31, 2008 exchange rate of NIS 3.802 per $1), consisting of approximately NIS 19.2 million or $5.0 million for the fourth and final annual re-payment of the principal of the debentures, and approximately NIS 1.1 million or $0.3 million for the semi-annual interest payment.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details.

The Company’s Common Shares are quoted on the NASDAQ Capital Market and on the TASE under the symbol “SPNS”.

NASDAQ:

The table below sets forth the high and low market prices for our Common Shares on the NASDAQ National Market (now known as the NASDAQ Global Market) until September 27, 2005 and the NASDAQ Capital Market thereafter on an annual basis for the years 2004 through 2008 and on a quarterly basis for 2007 and 2008, and the first quarter of 2009.

	HIGH	LOW

2004 (Annual)	$5.30	$1.48
2005 (Annual)	2.89	1.00
2006 (Annual)	2.10	1.02
2007 (Annual)	3.66	1.20
2008 (Annual)	2.40	0.82
2009 (Annual) (through April 17, 2009)	2.00	0.76

2007
First Quarter	$2.00	$1.35
Second Quarter	3.66	1.51
Third Quarter	3.19	1.74
Fourth Quarter	1.99	1.20

2008
First Quarter	$1.50	$1.01
Second Quarter	1.88	0.82
Third Quarter	2.40	1.32
Fourth Quarter	2.35	1.21

2009
First Quarter 2009	$2.00	$0.76
Second Quarter 2009 (through April 17, 2009)	1.37	0.76

The table below sets forth the high and low market prices for our Common Shares on the NASDAQ Capital Market during the most recent six-month period.

	HIGH	LOW

October 2008	$2.35	$1.24
November 2008	2.10	1.21
December 2008	2.16	1.24
January 2009	2.00	0.99
February 2009	1.16	0.76
March 2009	1.15	0.76

The closing price of our Common Shares on the NASDAQ Capital Market on April 17, 2009, being the last practicable date prior to publication of this annual report, was $0.81.

TASE:

Our Common Shares began trading on the TASE effective March 6, 2003. Under current Israeli law, the Company will satisfy its reporting obligations in Israel by furnishing to the applicable Israeli regulators only those reports the Company is required to file in the United States. The table below sets forth the high and low market prices for our Common Shares on TASE on an annual basis for the years 2004 through 2008 and on a quarterly basis for the years 2007 and 2008, and the first quarter of 2009. The conversion from NIS into US dollars for the following two tables is based on the average monthly representative rate of exchange published by the Bank of Israel then in effect for the month in which such high or low was recorded, except for the month of April 2009 where the conversion is based on the representative rate of exchange as published by the Bank of Israel for the specific date recorded.

	HIGH	LOW

2007 (Annual)	$3.89	$0.97
2008 (Annual)	2.31	0.88
2009 (Annual) (through April 16, 2009)	1.98	0.93

2007
First Quarter	$1.83	$1.66
Second Quarter	3.92	1.75
Third Quarter	3.07	2.31
Fourth Quarter	2.23	1.05

2008
First Quarter	$1.46	$1.08
Second Quarter	2.04	0.92
Third Quarter	2.38	1.56
Fourth Quarter	2.04	1.53

2009
First Quarter	$2.00	$0.94
Second Quarter (through April 16 2009)	1.01	0.95

The table below sets forth the high and low market prices for our Common Shares on TASE during the most recent six-month period:

	HIGH	LOW

October 2008	$2.06	$1.96
November 2008	1.95	1.88
December 2008	2.02	1.51
January 2009	2.07	1.28
February 2009	1.13	0.97
March 2009	1.06	0.92

The closing price of our Common Shares on the TASE on April 16, 2009, being the last practicable date prior to publication of this annual report, was $0.94.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

The Company’s Common Shares are quoted on the NASDAQ Capital Market and on the TASE under the symbol “SPNS”.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association (the “Articles”).

1.	Registration and Purposes.The Company is organized and existing under the laws of the Netherlands Antilles. Its registered number is 53368.

The objects and purposes of the Company, which are itemized in Article II of the Articles, may be summarized as follows:

—	to establish, participate in or have any other interest in business enterprises concerned with the development and commercial operation of software;

—	to finance directly or indirectly the activities of the Company, its subsidiaries and affiliates;

—	to borrow and to lend moneys;

—	to engage in the purchase and sale of securities, futures, real estate, business debts, commodities and intellectual property;

—	to undertake, conduct and promote research and development;

—	to guarantee, pledge, mortgage or otherwise encumber assets as security for the obligations of the Company or third parties; and

—	to do all that may be useful or necessary for the attainment of the above purposes.

2.	Board of Directors. A member of the Board of Directors may vote on a proposal or transaction in which he/she has a material interest if the material facts as to the director’s self-interest are disclosed to the Board of Directors. Neither the Articles nor Netherlands Antilles law requires a majority of the disinterested directors to authorize the proposal or transaction. Members of the Board of Directors have the power to vote compensation to themselves, even if they lack an independent quorum.

The Articles do not grant borrowing powers to directors; nor do they require directors to resign at a certain age or to purchase a certain number of Common Shares.

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

Holders of the Common Shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of the Common Shares do not have cumulative voting rights in the election of directors. All Common Shares are equal to each other with respect to liquidation and dividend rights. Holders of the Common Shares are entitled to receive dividends, subject to shareholder approval, out of funds legally available under Netherlands Antilles law. See “Dividend Policy”below. In the event of the liquidation of the Company, all assets available for distribution to the holders of the Common Shares are distributable among them according to their respective holdings, subject to the preferences of any shares having a preference upon liquidation that may be then outstanding. Holders of the Common Shares have no preemptive rights to purchase any additional, unissued Common Shares. The foregoing summary of the Common Shares does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Articles.

(b)	Dividend Policy

The Company has never declared or paid any cash dividends on its Common Shares and does not anticipate paying cash dividends in the foreseeable future. It is the present intention of the Company’s Board of Directors to retain all earnings in the Company in order to support the future growth of its business. Any determination in the future to pay dividends will be dependent upon the Company’s consolidated results of operations, financial condition, cash requirements, future prospects and other factors. In addition, the ability of the Company to pay dividends is subject to the limitations of the Corporate Law of the Netherlands Antilles, which provides, among other things, that dividends, while permitted to be paid periodically during a fiscal year, are subject to being proposed by the Board of Directors of the Company and approved thereafter at the General Meeting of Shareholders. The Corporate Law of the Netherlands Antilles also provides that a distribution of dividends can only occur if, at the moment of distribution, the equity of the Company equals at least the nominal capital of the Company and, as a result of the distribution, will not fall below the nominal capital. Nominal capital is the sum of the par values of all of the issued shares of the Company’s capital stock at any moment in time.

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

4.	Changing the Rights of the Shareholders. The general meeting of shareholders decides upon any change in the Articles. A resolution to amend the Articles requires the approval of the absolute majority of all shares outstanding and entitled to vote.

5.	General Meetings. At least one general meeting of shareholders must be held each year. General meetings must be held in Curaçao. Special general meetings of shareholders may be called at any time by the Chairman of the Board or by the Board of Directors upon no less than 10 nor more than 60 days’ written notice to the Company’s shareholders. Every shareholder has the right to attend any meeting of shareholders in person or by proxy and to address the meeting. No action may be taken at any meeting of shareholders unless a quorum consisting of holders of at least one-half of the shares outstanding and entitled to vote are present at the meeting in person or by proxy.

6.	Limitations to Own Securities. The Articles contain no limits on the right to own securities.

7.	Change of Control. The Articles contain no provisions that would prevent or delay a change of control of the Company.

8.	Disclosure of Ownership. By-laws do not exist under Netherlands Antilles law. The Articles contain no provisions requiring a shareholder to disclose his or her interest at a certain time; however, holders of our shares are subject to the reporting provisions of the Securities and Exchange Commission.

C.	Material Contracts

Convertible Debentures and Trust Deed

On December 11, 2003, we completed an offering of securities in Israel, resulting in gross proceeds of approximately $17.1 million. We sold 100,000 units of securities, each unit consisting of 800 debentures (Series A), two options (Series A) exercisable for debentures (Series A) and six warrants (Series 1) to purchase Common Shares of the Company.

The debentures are linked to the US dollar only if the exchange rate between the NIS and the US Dollar is greater than NIS 4.394 per 1 US Dollar. (On March 31, 2009, the exchange rate between the NIS and the US Dollar was NIS 4.188 per 1 US Dollar.) The debentures bear annual interest at the rate of 6.0%, payable on the 5th of June and the 5th of December each year commencing on June 5, 2004 and ending on December 5, 2009. Principal is payable in four installments on the 5th of December of the years 2006-2009. During the period beginning 45 days after the registration of the debentures (Series A) for trading on the TASE and ending November 21, 2009, the debentures (Series A) are convertible in Common Shares at a conversion rate of one Common Share per each NIS 27 (approximately $7.10, using the December 31, 2008 exchange rate of NIS 3.802 per $1) outstanding under the debentures. The conversion rate is subject to certain adjustments. The debentures (Series A) are unsecured.

Options (Series A) to purchase additional debentures which were exercised by non-affiliates of the Company before their expiry date resulted in additional gross proceeds of approximately $1.6 million to the Company in the first quarter of 2004.

Each warrant (Series 1) was exercisable for one Common Share of the Company until November 21, 2007 for an exercise price of approximately $7.02. None of the 600,000 warrants (Series 1) were exercised and they expired on November 21, 2007.

In August 2006 we convened a general meeting of the debenture holders, where a special resolution was adopted concerning the amount and the timing of the first installment payment of the principal of the debentures. A majority of the debenture holders approved that (a) 50% of the first payment amount, approximately $2.4 million, will be deferred to December 5, 2009 (the last date of payment of the principal on the debentures), and (b) with respect to the other 50% of the first payment amount, the Company could choose from the following alternatives, in its sole discretion: (1) to convert such amount on December 5, 2006 into our Common Shares, at a conversion price per share of $1.28, which reflects the average closing price for the 10 day period prior to July 17, 2006, or (2) to pay the approximately $2.4 million amount to the debenture holders, in cash. In December 2006, we made the payment in cash.

Following a $20 million private placement investment in June 2007, we purchased an aggregate amount of NIS 15,000,000 nominal value, representing approximately $3.5 million of the outstanding debentures. Pursuant to the terms of the prospectus governing the debentures, the amount repurchased by us was retired and removed from circulation.

In January and February 2008, we repurchased an aggregate amount of NIS 7,600,000 nominal value of debentures, representing approximately, $2.1 million of the outstanding debentures. In January 2009, we repurchased an additional aggregate amount of NIS 1,605,799 nominal value of debentures, representing approximately, $0.41 million of the outstanding debentures. Pursuant to the terms of the prospectus governing the debentures, the amounts repurchased by us were retired and removed from circulation on the TASE. As a result, the total amount that we paid in December 2008 was reduced to approximately NIS14.9 million or $3.7 million (using the December 5, 2008 exchange rate of NIS 3.981 per $1), consisting of approximately NIS 13.9 million or $3.5 million for the third of the four annual re-payments of the principal of the debentures, and approximately NIS1.0 million or $0.2 million for the semi-annual interest payment.

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

Taxation of Companies

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax at the rate of 27% on taxable income for the year 2008 and are subject to capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003. Under recently adopted legislation, taxes paid by Israeli companies will be gradually reduced to a rate of 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably lower.

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

Law for the Encouragement of Capital Investments, 1959.

The Law for the Encouragement of Capital Investments, 1959, in effect prior to April 1, 2005 (the “Investments Law”), provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, be designated as an “approved enterprise.” Each certificate of approval for an approved enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. An approved enterprise is entitled to benefits including Israeli government cash grants and tax benefits in specified development areas. The extent of the tax benefits available under the Investments Law and the period for which tax benefits are available are determined by the geographic location of the enterprise. The benefits are dependent upon the fulfillment of conditions stipulated in the Investments Law and its regulations, including the criteria set forth in the specific certificate of approval. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its enterprise is approved, its effective tax rate is the result of a weighted average of the applicable rates (such weighted average is calculated in accordance with the guidelines of the Investment Law).

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

Under the terms of our approved enterprise, once we begin generating taxable net income, we will be entitled to a tax exemption with respect to the income derived from our approved enterprise program for two years and will be subject to a reduced company tax rate of between 10% and 25% for the following five to eight years, depending on the extent of foreign (non-Israeli) investment in our company during the relevant year. The tax rate will be 20% if the foreign investment level is more than 49% but less than 74%, 15% if the foreign investment level is more than 74% but less than 90%, and 10% if the foreign investment level is 90% or more. The lowest level of foreign investment during a particular year will be used to determine the relevant tax rate for that year. The period in which we receive these tax benefits is limited to 12 years from the year in which operations or production by the enterprise commenced or 14 years from the year in which approval was granted, whichever is the earlier (the “year of limitation”). The year of limitation does not apply to the exemption period. Dividends distributed from tax-exempt income would be taxed in respect of the gross amount distributed according to the company tax rate that would have been applicable had the company not been exempt from taxation that year. This rate is generally 10% to 25% depending on the extent of foreign investment in the company.

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

Pursuant to the amendment to the Investments Law, effective as of April 1, 2005, the basic condition for receiving the benefits (both under the grant and the tax benefits programs) is the enterprise’s contribution to the economic independence of the State of Israel and its contribution to the gross domestic product. In order to fulfill these conditions, the enterprise is required to be categorized as an industrial enterprise which complies with any of the following:

—	its major activity is in the field of biotechnology or nano-technology;

—	its revenues during the applicable tax year from any single market (i.e. country or a separate customs territory) do not exceed 75% of the privileged enterprise's aggregate revenues during such year; or

—	25% or more of its revenues during the applicable tax year are generated from sales into a single market (i.e. country or a separate customs territory) with a population of at least 12 million residents.

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

We cannot assure you that we will comply with the above conditions in the future or that we will be entitled to any additional benefits under the amended Investments Law.

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

To date, we have not utilized the benefits of the Investments Law, as amended subsequent to April 1, 2005, since we are in a loss position for tax purposes.

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

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder (a “non-U.S. holder”) and considers only U.S. holders that will own our Common Shares as capital assets (generally, for investment).

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, individual retirement and tax-deferred accounts, certain former citizens or long-term residents of the U.S., tax-exempt organizations, financial institutions , “financial service entities”or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding our Common Shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that acquired our Common Shares upon the exercise of employee stock options or otherwise as compensation, and U.S holders who are persons subject to the alternative minimum tax, who may be subject to special rules not discussed below.

Additionally, the tax treatment of persons who are, or hold our Common Shares through a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

You are advised to consult your tax advisor with respect to the specific U.S. federal, state, local and foreign tax consequences of purchasing, holding or disposing of our Common Shares.

Taxation of Distributions on Common Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” a distribution paid by us with respect to our Common Shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15% through taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a foreign corporation if certain holding period and other requirements are met and either (a) the stock of the foreign corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Capital Market) or (b) the foreign corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Netherlands Antilles income tax treaty is not a comprehensive income tax treaty for this purpose. Dividends that fail to meet such requirements and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (i) if the U.S. holder held the Common Share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such Common Share (or substantially identical securities); or (ii) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the Common Share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code), or “PFIC”, for any taxable year, dividends paid on our Common Shares in such year or in the following taxable year would not be qualified dividends. See the discussion below regarding our PFIC status under “Tax Consequences if We Are a Passive Foreign Investment Company.” In addition, a non-corporate U.S. holder will be able to take qualified dividend income into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend income will be taxed at ordinary income rates.

The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in our Common Shares to the extent thereof, and then as capital gain from the deemed disposition of the Common Shares. Corporate holders will not be allowed a deduction for dividends received in respect of the Common Shares.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Taxation of the Disposition of Common Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our Common Shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in our Common Shares. The gain or loss recognized on the disposition of the Common Shares will be long-term capital gain or loss if the U.S. holder held the Common Shares for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders (currently a maximum rate of 15% for taxable years beginning on or before December 31, 2010). Capital gain from the sale, exchange or other disposition of Common Shares held for one year or less is short-term capital gain and taxed as ordinary income. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of our Common Shares generally will be treated as U.S. source income or loss. The deductibility of capital losses is subject to certain limitations.

A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder that uses the accrual method may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of its Common Shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, if (taking into account certain “look-through” rules with respect to the income and assets of our corporate subsidiaries) either (i) 75% or more of our gross income for the taxable year was passive income, or (ii) the average percentage (by value determined on a quarterly basis) of our assets that are passive assets during the taxable year was at least 50%. As discussed below, we believe that we were not a PFIC for 2008.

If we were a PFIC, each U.S. holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our Common Shares (including gain deemed recognized if our Common Shares are used as security for a loan) and upon receipt of certain excess distributions (generally, distributions that exceed 125% of the average amount of distributions in respect to such shares received during the preceding three taxable years or, if shorter, during the U.S. holder’s holding period prior to the distribution year) with respect to our Common Shares as if such income had been recognized ratably over the U.S. holder’s holding period for the shares. The U.S. holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year to which income is allocated, and an interest charge on the tax as so computed would also apply. The tax liability with respect to the amount allocated to the taxable year prior to the taxable year of the distribution or disposition cannot be offset by any net operating losses. Additionally, if we were a PFIC, U.S. holders who acquire our Common Shares from decedents (other than nonresident aliens) dying before 2010 would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the lessor of the decedent’s basis or the fair market value of such shares on the decedent’s date of death. .

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

As an alternative to making a QEF election, a U.S. holder of PFIC stock that is “marketable stock” (e.g., “regularly traded” on the NASDAQ Capital Market) may, in certain circumstances, avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. holder’s holding period for our Common Shares. Special rules apply if a U.S. holder makes a mark-to-market election after the first year in its holding period in which we are a PFIC. As a result of such an election, in any taxable year that we are a PFIC, a U.S. holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the Common Shares at the end of the taxable year and such U.S. holder’s tax basis in such shares at that time. Any gain under this computation, and any gain on an actual disposition of our Common Shares in a taxable year in which we are PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of our Common Shares in a taxable year in which we are PFIC, would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking our Common Shares to market will not be allowed, and any remaining loss from an actual disposition of our Common Shares generally would be capital loss. A U.S. holder’s tax basis in its Common Shares is adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to our Common Shares for the Common Shares to be considered “regularly traded” or that our Common Shares will continue to trade on the NASDAQ Capital Market. Accordingly, there are no assurances that our Common Shares will be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all Common Shares held or subsequently acquired by an electing U.S. holder and can only be revoked with consent of the IRS (except to the extent our Common Shares no longer constitute “marketable stock”).

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2008. We currently expect that we will not be a PFIC in 2009. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our Common Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our Common Shares in the event that we qualify as a PFIC.

Non-U.S. holders of Common Shares

Except as provided below, a non-U.S. holder of our Common Shares will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, or the proceeds from the disposition of, our Common Shares, unless, in the case of U.S. federal income taxes, that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized on the disposition of our Common Shares by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

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

Israeli Tax Considerations

Israeli Holders

Capital Gains From the Sale of Shares

Under Section 91 of the Israeli Income Tax Ordinance (New Version), 5721-1961, or Israeli Tax Ordinance, real capital gains from the sale of securities by an individual Israeli resident are subject to tax at the applicable marginal tax rates for such an individual. However, under Section 91 of the Israeli Tax Ordinance, such rates will not exceed 20% and the capital gain will be treated as the highest level on the scale of taxable income. The aforesaid will not apply to the sale of securities by an individual who is classified as a “significant shareholder” in the company – i.e. one who holds, directly or indirectly, alone or “together with another”, at least 10% in one or more of the means of control in the company – either at the time of sale of the securities or at any time during the 12 months that preceded the above stated sale, in which case the rate of tax in respect of the real capital gains will not exceed 25%. “Together with another” is defined in the Israeli Tax Ordinance as together with a relative and together with an entity that is not a relative, with which cooperation exists in the regular course of business according to a material agreement in respect of a corporate entity, directly or indirectly.

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

In the event that the exceptions to the capital gains tax do not apply to a non-Israeli resident purchaser, upon the realization of gain from the sale of our shares, such non-Israeli resident purchaser will be subject to the tax rates described above under “Israeli Holders – Capital Gains From the Sale of Shares.”

Rate of Tax Applicable to Income from Dividends on Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income, such as dividends on shares of an Israeli resident corporation.

Under Israeli tax law, distributions of dividends are generally subject to withholding tax at the rates indicated above under “Israeli Holders – Rate of Tax Applicable to Income from Dividends on Shares.” However, the tax rates in the event of a distribution of dividends to a foreign resident are subject to relevant provisions of the applicable treaty for the avoidance of double taxation between Israel and the country of residency of the foreign resident. For U.S. resident purchasers, who qualify as Treaty U.S. Residents under the U.S.-Israel Tax Treaty, the maximum rate of tax on dividends paid to a holder of common shares is 25%; however, the tax rate is generally reduced to 12.5% if the shareholder is a U.S. corporation and holds at least 10% of the issued voting power during the whole of its prior tax year, as well as during the part of the tax year that precedes the date of payment of the dividend, and not more than 25% of the gross income consists of interest or dividends.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display.

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

I.	Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

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

In 2007 and the first three quarters of 2008 the US dollar devalued significantly with respect to the NIS. We are obligated to pay the principal and the interest of our debentures in NIS, but we record the expenses in our financial statements in US dollars. Therefore, as a result of the devaluation of the US dollar, we had an increase in our finance expenses.

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

We monitor our foreign currency exposure and, from time to time, may enter into currency forward contracts or put/call currency options to hedge balance sheet exposure. We may use such contracts to hedge exposure to changes in foreign currency exchange rates associated with balance sheet balances denominated in a foreign currency and anticipated costs to be incurred in a foreign currency. In 2008, we entered into hedging transactions, by purchasing (i) put options in the total amount of $9.8 million, to protect against the devaluation of the US Dollar, in the range of NIS 3.30 – 3.70 per Dollar, and (ii) put options in total amount of $1.0 million, to protect against the devaluation of the US dollar, at the rate of GBP 0.54 per US dollar. During 2008, we recorded a total gain of $106,000 from the performance of put options contracts. As of December 31, 2008, we had put option contracts outstanding in the amount of $3.3 million. In 2009, we purchased put options in the total amount of $1.8 million to protect against the devaluation of the US Dollar exercisable by us at the rate 4NIS per US Dollar.

Except for the abovementioned put option contracts, as of December 31, 2008, we had no foreign exchange contracts, options contracts or other foreign hedging arrangements.

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15T.	CONTROLS AND PROCEDURES

A.     Disclosure Controls and Procedures. The President and Chief Executive Officer of the Company and the Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report (the “Evaluation Date”). Based on such evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure and that such information is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

B.     Management’s Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our President and Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008. Notwithstanding the foregoing, there can be no assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to the ability to detect or uncover all failures of persons within the Company to disclose material information required to be set forth in our reports.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

C.     Changes in Internal Control Over Financial Reporting. Based on the evaluation conducted by our President and Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15 and 15d-15 under the Exchange Act, we have concluded that there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Mr. Yacov Elinav meets the definition of an “audit committee financial expert,” as defined under the applicable rules promulgated by the SEC. All members of our Audit Committee are “independent”, as defined under the NASDAQ Marketplace Rules.

ITEM 16B.	CODE OF ETHICS.

We have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer and corporate controller, as well as to our directors and other employees. The Code of Ethics is publicly available on our website at www.sapiens.com. Written copies are available upon request. If we make any substantive amendments to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of such Code to our principal executive officer, principal financial officer or corporate controller, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. The policies generally require the Audit Committee’s pre-approval of the scope of the engagement of our independent auditors or additional work performed on an individual basis. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors. During 2007 and 2008, 100% of the fees for services rendered by the Company’s independent auditors were pre-approved by the Audit Committee, in accordance with these procedures.

Fees Paid to Independent Auditors

The following table sets forth, for each of the years indicated, the aggregate fees billed by our independent auditors for types of services indicated:

	Year ended December 31,
	2007	2008
	(in thousands)

Audit Fees (1)	$132	$144
Audit Related Fees (2)	-	$40
Tax Fees (3)	$57	$28
All Other Fees (4)	$21	$26

Total	$210	$238

(1)	Audit Fees consist of fees billed for the annual audit and the quarterly reviews of the Company’s consolidated financial statements and consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent auditors can reasonably provide.

(2)	Audit Related Fees consist of fees billed for assurance and related services that traditionally were only performed by the independent auditor, and include the review of documents filed with the SEC, accounting consultation and consultation concerning financial accounting and reporting standards.

(3)	Tax Fees relate to tax compliance, planning and advice.

(4)	All Other Fees consist of services related to stock options and value added tax (VAT) related matters.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

See Item 7, “Major Shareholders and Related Party Transactions – Major Shareholders” for purchases of our Common Shares by Formula, our controlling shareholder.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

We have elected to follow our home country practice in lieu of the requirements set forth in NASDAQ Marketplace Rule 5250(d)(1) which require a domestic United States company to make available to its shareholders a copy of its annual report containing its audited financial statements in one of three specific ways. Instead of distributing copies of our annual report by mail, furnishing an annual report in accordance with Rule 14a-16 under the Exchange Act or posting our annual report on our website and undertaking to provide a hard copy thereof free of charge upon request, we simply make our annual report available to shareholders via our website (http://www.sapiens.com/AnnualReports/).

We have submitted to NASDAQ a written statement from our independent Netherlands Antilles counsel which certified that our practice of not making the annual report available in accordance with NASDAQ rules, but rather making it available on our website, was not prohibited by Netherlands Antilles law.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

The Consolidated Financial Statements and related notes required by this Item are contained on pages F-1 through F-40 hereof.

INDEX TO 2008 CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Operations	F-5
Statements of Changes in Shareholders' Equity	F-6 - F-8
Consolidated Statements of Cash Flow	F-9 - F-10
Notes to the Consolidated Financial Statements	F-11 - F-40

ITEM 19.	EXHIBITS

1.1	Articles of Association of Sapiens International Corporation N.V., as amended on March 17, 2005 - incorporated by reference to Exhibit 1.1 to the Company's Annual Report on Form 20-F, filed with the SEC on June 29, 2005.

2.(b)	Trust Deed between Sapiens International Corporation N.V. and Investec Trust Company (Israel) Ltd., dated December 2, 2003 –incorporated by reference to Exhibit 2.(b)1 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 10, 2004.

4(a)1	Sapiens International Corporation N.V. 1992 Stock Option and Incentive Plan, as amended and restated – incorporated by reference to Exhibit 28.1 to the Company’s Registration Statement on Form S-8 (No. 33-64208), filed with the SEC on June 9, 1993, and to the Company’s Registration Statement on Form S-8 (No. 333-10622), filed with the SEC on July 22, 1999.

4(a)2	Sapiens International Corporation N.V. 2003 Share Option Plan – incorporated by reference to Exhibit 4(c)2 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 28, 2007.

4(a)3	Sapiens International Corporation N.V. 2005 Special Incentive Share Option Plan –incorporated by reference to Exhibit 4(c)3 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 28, 2007.

8.1	List of Subsidiaries

10.1	Consent of Kost Forer Gabbay & Kasierer, Independent Registered Public Accounting Firm

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act.

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SAPIENS INTERNATIONAL CORPORATION N.V. By: /s/ Ron Al Dor —————————————— Ron Al Dor President & Chief Executive Officer

Date: April 27, 2009

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SAPIENS INTERNATIONAL CORPORATION N.V.

        We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. and its subsidiaries (the “Company”) as of December 31, 2008 and 2007 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sapiens International Corporation N.V. and its subsidiaries as of December 31, 2008 and 2007 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 26, 2009	A Member of Ernst & Young Global

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2007	2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$13,125	$7,938
Trade receivables (net of allowance for doubtful accounts of $ 1,460 and
$ 881 at December 31, 2007 and 2008, respectively) (Note 3)	7,549	6,860
Other receivables and prepaid expenses (Note 4)	1,881	2,565

Total current assets	22,555	17,363

PROPERTY AND EQUIPMENT, NET (Note 5)	1,219	1,055

OTHER ASSETS:
Capitalized software development costs, net of accumulated amortization of
$ 15,984 and $ 20,193 at December 31, 2007 and 2008, respectively (Note 6a)	14,957	14,391
Goodwill	8,621	8,621
Deferred income taxes (Note 12f)	2,598	2,159
Other, net (Note 6b)	2,582	1,588

Total other assets	28,758	26,759

Total assets	$52,532	$45,177

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2007	2008

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 8(a))	$4,958	$-
Current maturities of long-term liabilities and convertible debt (Notes 8 (b)
and 9)	4,498	5,745
Trade payables	1,088	1,500
Other liabilities and accrued expenses (Note 7)	8,375	9,716
Deferred revenues	4,203	4,908

Total current liabilities	23,122	21,869

LONG-TERM LIABILITIES:
Other long-term liabilities (Note 9)	1,132	1,565
Convertible debt (Note 8(b))	6,428	-

	7,560	1,565

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

SHAREHOLDERS' EQUITY (Note 13):
Share capital:
Preferred shares: Authorized - 1,000,000 of(euro)0.01 par value at December 31, 2007
and 2008; Issued and outstanding: None at December 31, 2007 and 2008	-	-
Common shares: Authorized - 30,000,000 of(euro)0.01 par value at December 31, 2007 and 2008; Issued - 21,891,882 and 21,941,882 shares at December 31, 2007 and
2008, respectively; Outstanding: 21,541,088 and 21,591,088 shares at December
31, 2007 and 2008, respectively	275	276
Additional paid-in capital	132,035	132,286
Treasury shares, at cost (350,794 shares at December 31, 2007 and 2008)	(2,423)	(2,423)
Accumulated other comprehensive loss	(1,654)	(1,669)
Accumulated deficit	(106,383)	(106,727)

Total shareholders' equity	21,850	21,743

Total liabilities and shareholders' equity	$52,532	$45,177

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2006	2007	2008

Revenues:
Products	$10,423	$5,632	$4,137
Consulting and other services	33,888	36,763	39,397

Total revenues	44,311	42,395	43,534

Cost of revenues:
Products	6,302	3,277	2,482
Consulting and other services	22,499	22,306	23,975

Total cost of revenues	28,801	25,583	26,457

Gross profit	15,510	16,812	17,077

Operating expenses:
Research and development, net (Note 15a)	2,451	3,502	3,884
Selling, marketing, general and administrative	13,558	12,513	10,708
Restructuring costs	758	-	-

Total operating expenses	16,767	16,015	14,592

Operating profit (loss)	(1,257)	797	2,485

Financial expenses, net (Note 15b)	2,230	2,798	2,236
Other expenses (income), net	-	109	(32)

Income (loss) before taxes on income	(3,487)	(2,110)	281

Taxes on income (Note 12)	325	338	584
Minority interest in earnings of a subsidiary and other	(13)	(96)	(41)

Net loss	$(3,825)	$(2,544)	$(344)

Basic and diluted net loss per share (Note 2s)	$(0.29)	$(0.14)	$(0.02)

Weighted-average number of shares used in computing basic and diluted
net loss per share	13,395	18,218	21,550

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

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

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Common shares		Additional paid-in capital	Treasury shares	Note receivable from a shareholder	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
	Shares	Amount

Balance as of January 1, 2007	15,144,852	$185	$113,498	$(2,423)	$(975)	$(2,817)	$(103,539)	$3,929

Net loss	-	-	-	-	-	-	(2,544)	(2,544)
Other comprehensive income:
Unrealized losses on available-for-sale
marketable securities, net	-	-	-	-	-	(20)	-	(20)
Foreign currency translation adjustments	-	-	-	-	-	1,183	-	1,183

Other comprehensive income	-	-	-	-	-	-	-	1,163

Cumulative impact of change in accounting for uncertainties in income taxes (FIN 48)	-	-	-	-	-	-	(300)	(300)
Exercise of options	29,569	*) -	69	-	-	-	-	69
Stock-based compensation	-	-	118	-	-	-	-	118
Loan settlement Red Coral	(300,000)	*) -	(975)	-	975	-	-	-
Shares issued, net **)	6,666,667	90	19,325	-	-	-	-	19,415

Balance as of December 31, 2007	21,541,088	$275	$132,035	$(2,423)	$-	$(1,654)	$(106,383)	$21,850

Accumulated foreign currency translation adjustments						$(1,654)

*)	Less than $1.
**)	Net of issuance expenses of $585

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Common shares		Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
	Shares	Amount

Balance as of January 1, 2008	21,541,088	$275	$132,035	$(2,423)	$(1,654)	$(106,383)	$21,850

Net loss	-	-	-	-	-	(344)	(344)
Foreign currency translation adjustments	-	-	-	-	(15)	-	(15)
Exercise of options	50,000	1	86	-	-	-	87
Stock-based compensation	-	-	165	-	-	-	165

Balance as of December 31, 2008	21,591,088	$276	$132,286	$(2,423)	$(1,669)	$(106,727)	$21,743

Accumulated foreign currency translation adjustments					$(1,669)

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2006	2007	2008

Cash flows from operating activities:

Net loss	$(3,825)	$(2,544)	$(344)
Adjustments to reconcile net loss to net cash provided by (used in)
operating activities:
Depreciation and amortization	5,807	4,037	5,122
Re-evaluation of warrants (series 1)	(46)	(71)	-
Amortization of convertible debt issuance expenses	230	228	268
Amortization of convertible debt discount and changes in embedded
derivative	220	1,653	699
Loss on repurchase of convertible debt	-	109	314
Gain on disposal of property and equipment	(75)	-	(32)
Stock-based compensation	38	118	165
Loss (gain) on marketable securities and bonds	(20)	(29)	-
Minority interests in earnings of a subsidiary and other	13	96	41
Decrease (increase) in trade receivables	(2,154)	4,090	(127)
Decrease (increase) in other receivables and prepaid expenses	664	259	(817)
Decrease in deferred income taxes and reserves	160	103	330
Increase (decrease) in trade payables	(41)	(1,038)	382
Increase (decrease) in deferred revenues	(1,900)	493	1,235
Increase (decrease) in other liabilities and accrued expenses	76	(385)	2,533

Net cash provided by (used in) operating activities	(853)	7,119	9,769

Cash flows from investing activities:

Purchase of property and equipment	(276)	(190)	(768)
Increase in capitalized software development costs	(4,699)	(3,169)	(3,496)
Purchase of marketable securities and short-term deposits	(16)	-	(23)
Proceeds from sales of marketable securities and short-term deposits	5,319	41	-
Proceeds from sale of property and equipment	2	-	429
Investment in equity method investee	(168)	-	-

Net cash provided by (used in) investing activities	162	(3,318)	(3,858)

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2006	2007	2008

Cash flows from financing activities:

Decrease in short-term bank credit, net	(2,962)	(4,610)	(5,033)
Proceeds from employee stock options exercised	-	69	87
Proceeds from issuance of Common shares, net	2,000	19,415	-
Principal payments and repurchase of convertible debt	(2,411)	(7,818)	(5,495)
Principal payments of long-term loans	-	(1,000)	(487)

Net cash provided by (used in) financing activities	(3,373)	6,056	(10,928)

Effect of exchange rate changes on cash and cash equivalents	473	160	(170)

Increase (decrease) in cash and cash equivalents	(3,591)	10,017	(5,187)
Cash and cash equivalents at the beginning of year	6,699	3,108	13,125

Cash and cash equivalents at the end of year	$3,108	$13,125	$7,938

Supplemental cash flow activities:

Cash paid during the year for:

Interest	$2,132	$1,992	$741

Income taxes	$221	$120	$159

Non-cash investing and financing activities:

Conversion of loan to shares	$1,000	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.	General:

Sapiens International Corporation N.V. (the “Company”), a member of the Formula Group, is a global provider of information technology (“IT”) solutions that modernize business processes to enable insurance and other leading companies to quickly adapt to change. The Company’s solutions, sold as customizable software modules, align IT with business demands for speed, flexibility and efficiency. The Company’s solutions are supplemented by the Company’s technology, methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications. The Company’s Sapiens INSIGHT™ suite of solutions includes scalable insurance applications that the Company has developed for leading insurance organizations. The Company’s service offerings include a standard consulting offering that helps customers make better use of IT in order to achieve its business objectives.

The Company’s core technology, Sapiens eMerge™, is a rules-based application development suite which enables rapid solution development for complex mission-critical enterprises to deliver new functionality, achieve legacy modernization and enterprise application integration.

Revenues from a major customer accounted for 17%, 20% and 26% of total revenues for the years ended December 31, 2006, 2007 and 2008, respectively.

b.	Debentures:

Subsequent to balance sheet date, in January 2009, the Company re-purchased an aggregate amount of NIS 1,600 ($400 as of January 20, 2009) of the outstanding debentures that were retired and removed from circulation on the Tel-Aviv Stock Exchange (“TASE”).

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in United States ("U.S. GAAP").

a.	Use of estimates:

U.S. GAAP requires management to make certain estimates, judgments and assumptions. Management believes that the estimates, judgments and assumptions upon which it relies, are reasonable based upon information available at the time that these estimates, judgments and assumptions were made to the extent that there are material differences between these estimates and actual results, the financial statements may be affected.

b.	Financial statements in U.S. dollars:

A substantial portion of the financing of the Company’s activities is made in U.S. dollars (“dollar”). In addition, a substantial portion of the Company’s and certain of its subsidiaries’ costs are incurred in dollars. A majority of the revenues of the Company and certain of its subsidiaries is generated in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and those subsidiaries operate. Thus, the functional and reporting currency of the Company and these subsidiaries is the dollar.

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

The financial statements of foreign subsidiaries, whose functional currency is not the dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as accumulated other comprehensive income (loss) in shareholders’ equity.

Foreign currency translation differences included in financial expenses (income), net, amounted to approximately $96, $663 and $336 for the years ended December 31, 2006, 2007 and 2008, respectively. See Note 15b for finance expenses.

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

e.	Allowance for doubtful accounts:

The allowance is determined based on management’s evaluation of receivables doubtful of collection on a specific basis.

f.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Equipment and furniture	4 - 15 years
Computer equipment and software	3 years
Motor vehicles	7 years
Leasehold improvements	Over the shorter of the term of the lease
or the estimated useful life of the asset

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Impairment of long-lived assets:

The Company’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2006, 2007 and 2008, no impairment losses have been identified.

h.	Capitalized software development costs:

Research and development costs incurred in the process of developing new products or product improvements, are charged to expense as incurred.

Statement of Financial Accounting Standard No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is generally established upon completion of a detailed program design.

Significant costs incurred by the Company and its subsidiaries between the establishment of technological feasibility and the point at which the product is ready for general release, have been capitalized, net of participation by the OCS.

The changes in capitalized software development costs during the year ended December 31, 2008 were as follows:

Capitalized Software costs

Balance as of December 31, 2007	$14,957
Capitalized software development costs	3,496
Amortization of software development costs	(4,224)
Effect of exchange rate differences	162

Balance as of December 31, 2008	$14,391

As for finance expense capitalization, see Note 6a.

Capitalized software costs are amortized by the greater of the amount computed using: (i) the ratio that current gross revenues from sales of the software bear to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method between three to five years, which is the estimated useful life of the respective software product. The Company assesses the recoverability of this intangible asset on an annual basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For the years ended December 31, 2006, 2007 and 2008, no impairment of capitalized software development costs exists.

i.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) goodwill acquired in a business combination should not be amortized. SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is allocated to one reporting unit and fair values are determined using market capitalization. Through 2008, no impairment losses were identified.

j.	Intangible assets:

Intangible assets are stated at cost less accumulated amortization. Amortization is computed using the straight-line method as follows:

Prepaid royalties	15 years
Technology, usage rights and other intangible assets	4-8 years

During 2006, 2007 and 2008, no impairment losses have been identified.

As of December 31, 2008 all the intangible assets were fully amortized. See note 6b.

k.	Revenue recognition:

Product revenues include software license sales and may also include implementation and customization services with respect to such software license sales. In addition, the Company also provides consulting services that are not deemed essential to the functionality of the license, as well as outsourcing IT services.

The Company recognizes revenue from software license sales in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” and SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” Under SOP 97-2, revenues from software product licenses are recognized upon delivery of the software provided there is persuasive evidence of an agreement, the fee is fixed or determinable, collection of the related receivable is probable and no further obligations exist. Revenues under multiple-element arrangements, which may include software licenses, support and maintenance, and training and consulting services, are allocated to each element under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of Fair Value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. VSOE is determined for support and maintenance, training and consulting services based on the price charged when the respective elements are sold separately or renewed. The Company charges support and maintenance renewals at a fixed percentage of the total price of the licensed software products purchased by the customer. Under the residual method, the Company defers revenues related to the undelivered elements based on their VSOE of fair value and recognizes the remaining arrangement fee for the delivered elements.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

When VSOE of fair value for undelivered elements does not exist, revenues from the entire arrangement are recognized over the term of the agreement.

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

Revenues from license fees that involve implementation and customization of the Company’s software to customer specific requirements are generated from fixed-price or time-and-materials contracts. Such revenues generated from fixed-price contracts are recognized in accordance with Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. Fixed-price contracts revenues are recognized using contract accounting on a percentage-of-completion method, over the period from signing of the license through to customer acceptance, in accordance with the “Input Method” or “Output Method”. The amounts of revenues recognized are based on the total license fees under the license agreement and the percentage to completion achieved. According to the “Input Method”, the percentage to completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. According to the “Output Method”, the percentage to completion is determined by using technological or time-based milestones methods. The Company uses the “Input Method” when it has an enforceable right to services performed between milestones during the project.

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

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology, and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2008, no estimated losses were identified. Under time-and-materials contracts, the Company is reimbursed for labor hours at fixed hourly billing rates, and recognizes revenues as the services are provided.

Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

Consulting services that are not deemed essential to the functionality of the license provided on a “time and materials” basis are recognized as services are performed.

IT outsourcing services that mainly include maintenance of customers’ applications integrated on the Company’s license performed on a fixed fee basis are recognized on a straight line basis over the contractual period that the services are rendered, since no other pattern of outputs is discernible. Revenues from IT outsourcing services that are performed on a “time and materials” basis are recognized as services are performed.

l.	Equity method investments

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

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes- an interpretation of FASB statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of FIN 48, the Company must review all of its tax positions and make a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely-than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue. As of December 31, 2008 the provision in respect of FIN 48 was $160. See note 12e.

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and certain of its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, and trade receivables.

The Company’s cash and cash equivalents are invested in deposits with major international financial institutions. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

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

No off-balance sheet concentrations of credit risk exist.

q.	Fair value of financial instruments:

The carrying amounts of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their generally short maturities.

Effective January 1, 2008, the Company adopted SFAS 157, “Fair Value Measurements”and, effective October 10, 2008, adopted FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Level 1	–	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	–	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	–	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

r.	Derivatives and hedging:

Financial Accounting Standard Board Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. The Company uses derivatives to hedge certain cash flow foreign currency exposures in order to further reduce the Company’s exposure to foreign currency risks.

The Company enters into put option contracts to hedge certain transactions denominated in foreign currencies. The purpose of the Company’s foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. The Company’s put option contracts did not qualify as hedging instruments under SFAS 133.

Changes in the fair value of put option contracts are reflected in the consolidated statements of operations as financial income or expense.

In 2006, 2007 and 2008, the Company entered into put option contracts in the amount of $1,500, $2,500 and $10,800 respectively that converted a portion of its floating currency liabilities to a fixed rate basis for a six month period thus reducing the impact of the currency changes on the Company’s cash flow. The agreements were settled in 2006, 2007 and 2008, resulting in a total gain of $20, $158 and $106, respectively, presented in the statements of operations as financial income.

s.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Common shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Common shares outstanding during each year, plus dilutive potential Common shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share”.

In 2006, 2007 and 2008, all outstanding stock options, convertible debt and warrants have been excluded from the calculation of the diluted net loss per Common share because all such securities were anti-dilutive for the periods presented.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Stock-based compensation:

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123 (R)”), which requires companies to estimate the fair value equity-based payment awards on the date of grant using an option-pricing model.

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

In 2007 and 2008, the Company granted 691,000 and 244,000 stock options to employees, respectively.

The Company estimates the fair value of stock options on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31,
	2006	2007	2008

Expected term	6.25 years	6.25 years	4.25 years
Dividend yield	0%	0%	0%
Expected volatility	67%	89%	78%
Risk-free interest rate	6%	4.2%	2.95%

The risk-free interest rate assumption is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term as of the Company’s employee stock options. The dividend yield assumption is based on the Company’s historical and expectation of future dividend payouts. The expected term of the options represents the period of time that the options are expected to be outstanding and is based on the simplified method, as allowed under Staff Accounting Bulletin 110, which is the midpoint between the vesting date and the end of the contractual term of the options. It should be noted, that in 2008 the Company granted options with contractual term of 6 years (10 years in 2006 and 2007). The Company used its historical volatility for calculating volatility in accordance with SFAS 123 (R).

Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense on a straight-line basis over the requisite service period for each of the awards.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company applied SFAS 123(R) and EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” with respect to options and warrants issued to non-employees. SFAS 123(R) requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date as defined in EITF No. 96-18. In 2007 and 2008, there were no options and warrants granted to non-employees.

u.	Accrued severance pay:

The liability of the Company’s subsidiaries in Israel for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The liability for its employees in Israel is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s consolidated balance sheet.

In addition, the Company signed collective agreement with few of its employees, according to which the Company’s contributions for severance pay shall be instead of severance compensation and that upon release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Generally, the Company pays to all its employees the entire liability, as if the agreement was never signed. Therefore, the net obligation related to the employees (the excess amount that is usually paid by the Company) is stated on the balance sheet as an accrued severance pay.

The deposited funds include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies.

Severance expense for the years 2006, 2007 and 2008 amounted to approximately $773, $502 and $1,588, respectively.

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

Expense for contributions made to these plans was $49, $178 and $154 for 2006, 2007 and 2008, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Recently issued Accounting Standards:

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying the FSP 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159. FSP 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP 157-2. The Company does not expect the adoption of FSP 157-2 to have a material impact on its financial position, results of operations or cash flows.

In March 2008, the FASB issued Statement 161 “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) an amendment to FASB No. 133. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. The Company does not expect the adoption of SFAS 161 to have a material impact on its financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends ARB 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 is not expected to have a material effect on accounting for current subsidiaries.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2007, the FASB issued SFAS 141(R), “Business Combinations”(“SFAS 141(R)”). This Statement replaces SFAS No. 141, “Business Combinations”, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)‘s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer.

SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141(R) is not expected to have a material effect on accounting for our current subsidiaries.

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP 142-3 will have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

EITF Issue No. 08-6, “Equity-Method Investment Accounting”(“EITF 08-6”) concludes that the cost basis of a new equity-method investment would be determined using a cost-accumulation model, which would continue the practice of including transaction costs in the cost of investment and would exclude the value of contingent consideration. Equity-method investment should be subject to other-than-temporary impairment analysis. It also requires that a gain or loss to be recognized on the portion of the investor’s ownership sold. EITF 08-6 will be effective for the reporting period beginning after December 15, 2008. The Company does not expect a material impact on its consolidated financial statements from adoption of EITF 08-6.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company is currently evaluating the impact of SFAS No. 162 on its financial statements, and the adoption of this statement is not expected to have a material effect on the Company’s financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In May 2008, the FASB issued FSP Accounting Principles Board (“APB”) 14-1 “Accounting for Convertible Debt instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer’s non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis. The Company does not believe the adoption of FSP APB 14-1 will have significant effect on its consolidated results of operations and financial condition

In June 2008, FASB issued EITF 08-4, “Transition Guidance for Conforming Changes to Issue No. 98-5". The objective of EITF 08-4 is to provide transition guidance for conforming changes made to EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, that result from EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”, and SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Issue is effective for financial statements issued for fiscal years ending after December 15, 2008. Early application is permitted. The company is currently evaluating the impact of adoption of EITF 08-4.

In June 2008, the FASB issued EITF No. 07-5 “Determining whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of SFAS No. 133 specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. The Company believes adopting this statement will have no material impact on the consolidated financial statements.

NOTE 3:	TRADE RECEIVABLES

The Company’s net trade receivables are composed of accounts receivable in the amounts of $5,475 and $6,677 as of December 31, 2007 and 2008, and unbilled receivables in the amounts of $2,074 and $183 as of December 31, 2007 and 2008, respectively.

Bad debt expense totaled $562, $195 and $411 for the years ended December 31, 2006, 2007 and 2008, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2007	2008

Prepaid expenses	$328	$983
Deferred income taxes	953	1,061
Sales and other taxes receivable	108	-
Employees receivables	27	22
Other	465	499

	$1,881	$2,565

NOTE 5:	PROPERTY AND EQUIPMENT, NET

	Cost		Accumulated depreciation
	December 31,
	2007	2008	2007	2008
	U.S. dollars in thousands

Equipment and furniture	$2,306	$2,057	$1,983	$1,688
Computer equipment and software	12,888	13,117	12,474	12,501
Motor vehicles	89	85	67	63
Leasehold improvements	2,446	1,583	1,986	1,535

	$17,729	$16,842	$16,510	$15,787

Depreciation expense totaled $690, $583 and $550 for the years 2006, 2007 and 2008, respectively.

As for pledges, see Note 10.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:	OTHER ASSETS

a.	Amortization expense for capitalized software development costs for 2006, 2007 and 2008, was $4,565, $3,035 and $4,224, respectively. Amortization expense is included in cost of revenues.

In 2007 and 2008, $408 and $62, respectively, of interest expense was capitalized in respect of software development costs.

b.	Other assets, net, are comprised of the following:

	Cost		Accumulated amortization		Other assets, net
	December 31,
	2007	2008	2007	2008	2007	2008

Prepaid royalties	$2,074	$2,074	$2,022	$2,074	$52	$-
Technologies and usage
rights (1)	1,682	1,701	1,411	1,701	271	-
Deferred debt issuance
costs (2)	1,528	1,528	929	1,287	599	241

	$5,284	$5,303	$4,362	$5,062	$922	$241

In addition, other
assets include:

Severance pay fund					1,235	900
Long-term deposits					315	250
Other					110	197

					1,660	1,347

					$2,582	$1,588

(1)	In September 2004, the Company purchased the technologies underlying the Sapiens INSIGHT™ for Closed Books solution, for a minimum amount of approximately $1,600 to be paid in 4 annual installments, beginning December 31, 2005. Subsequent to balance sheet date, the final payment of $365 was paid.

The technologies are amortized over a 4 year period, which is the estimated useful life of the technologies.

(2)	As to the issuance of debentures, options (series A) and warrants (series 1) see Note 8b.

Amortization of other assets charged to expenses was $791, $647 and $618 for 2006, 2007 and 2008, respectively.

c.	Estimated amortization expense of deferred debt issuance costs is:

December 31, 2008

2009	$241

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:	OTHER LIABILITIES AND ACCRUED EXPENSES

	December 31,
	2007	2008

Employee and related payroll accruals *)	$3,104	$3,330
Sales and other taxes payable	760	926
Accrued royalties to the OCS (Note 10a)	2,618	3,377
Accrued expenses and other liabilities	1,893	2,083

	$8,375	$9,716

*) Including accrual for vacation	$1,034	$1,089

NOTE 8:	DEBT

a.	Short-term bank credit:

As of December 31, 2008, the Company and its subsidiaries have a revolving credit line facility for borrowings of up to a total of $9,200, available until June 30, 2009. As of December 31, 2008, the Company didn’t utilize any of its credit lines. Under the terms of these credit line agreements, the Company and several of its subsidiaries recorded floating charges in favor of the banks over all the assets of Sapiens Technologies (1982) Ltd. and Sapiens Israel Software Systems Ltd. The Company also issued cross guarantees in support of the credit line facilities. Additionally, the Company is required to maintain certain financial ratios and results. In 2008, the Company fulfilled the covenants contained in its loan agreements pertaining to maintenance of cumulative, quarterly earnings at certain levels.

		Weighted average interest
		December 31,		December 31,
	Linkage	2007	2008	2007	2008
		%

Credit lines	NIS *)	6.2	-	$1,058	$-
Short-term loans	U.S. dollar	7.2	-	3,900	-

				$4,958	$-

*)	New Israeli Shekel, including immaterial amounts linked to other currencies.

b.	Convertible debentures, warrants and options:

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

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	DEBT (Cont.)

The debentures (series A) are linked to the U.S. dollar with a floor exchange rate of NIS 4.394 to the dollar, and bear annual interest at the rate of 6.0%, payable on the 5th of June and the 5th of December each year commencing on June 5, 2004 and ending on December 5, 2009. According to the original terms, principal is payable in four installments on the 5th of December of the years 2006-2009. During the period beginning 45 days after the registration of the debentures (series A) for trading on TASE and ending November 21, 2009, the debentures (series A) are convertible into Common shares at a conversion rate of one Common share per each NIS 27 (approximately $6.14) amount of the debentures, linked to the NIS/dollar exchange rate, with a floor exchange rate of NIS 4.394 to the dollar. The debentures (series A) are unsecured.

Each option (series A) was exercisable into 100 debentures (series A) no later than March 3, 2004 at an exercise price of NIS 96 (approximately $21.85). Through March 3, 2004, 179,663 options (series A) were exercised into debentures (series A), with a total exercise price of approximately $3,800. 105,225 of the options (series A), with a total exercise price of approximately $2,300, were exercised by one of the Company’s subsidiaries in Israel. The remaining options expired.

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

The conversion feature and the floor rate to the dollar payments were evaluated under FAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), and EITF 00-19, and were determined under EITF 00-19 to have characteristics of liabilities and therefore accounted for as derivative liabilities under FAS 133. Each reporting period, these derivative liabilities are marked to fair value with the non-cash gain or loss recorded in the period. At December 31, 2008 and 2007, the aggregate derivative liabilities were $900 and $1,143, respectively classified on the balance sheet as “Convertible debentures”. The valuation of the embedded derivatives is determined by the Black and Scholes model and the Lattice model.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	DEBT (Cont.)

Amounts allocated to the options (series A) and the warrants (series 1) were accounted for as liabilities, in accordance with EITF 00-19, and are marked to market, based on their fair values in the TASE at each reporting date, against financial income (expense).

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

In June 2007, the Company re-purchased an aggregate amount of NIS 15,000 nominal value, representing $3,500 of the outstanding debentures (series A) that were retired and removed from circulation on the TASE.

On December 5, 2007, an amount of $4,400 was paid to the debenture holders, representing the second payment of the principal of the debentures (series A).

In January and February 2008, the Company re-purchased an aggregate amount of NIS 7,600 nominal value, representing $2,090 of the outstanding debentures (series A) that were retired and removed from circulation on the TASE.

On December 5, 2008, an amount of $3,500 was paid to the debenture holders, representing the third payment of the principal of the debentures (series A).

Subsequent to balance sheet date in January 2009, the Company re-purchased an aggregate amount of NIS 1,600 nominal value representing $ 400 of the outstanding debentures (series A) that were retired and removed from circulation on TASE.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	DEBT (Cont.)

As of December 31, 2007 and 2008, the long-term outstanding balance of the convertible debt is as follows:

	December 31,
	2007	2008

Debentures:

Par value	$11,497	$5,860
Embedded derivatives, net *)	1,366	1,110
Deemed discount, net *)	(966)	(312)

	11,897	6,658
Less -debentures purchased by one of the Company's
subsidiaries	(1,945)	(1,278)
Less - current maturities of debentures	(3,524)	(5,380)

	$6,428	$-

*)	Amortization of the deemed discount and the changes in the fair value of embedded derivatives charged to expenses were $911 and $308 for 2007 and 2008, respectively.

The debt issuance expenses, which are classified as other assets (Note 6b), and the deemed discount, are amortized over the term of the debentures (series A), using the effective interest rate method.

NOTE 9:	OTHER LONG-TERM LIABILITIES

				December 31,
	Linkage	Interest	Maturity	2007	2008
		%

Other long-term liability *)	GBP	-	Through 12/2008	$974	$365
Other long-term debt	Japanese Yen	2.142	2/2011	270	174

	1,244	539
Less - current maturities of
long-term liabilities	(974)	(365)

	270	174
Accrued severance pay	769	1,136
Minority interest	93	133
Others	-	122

	$1,132	$1,565

*)	See Note 6(b)(1).

Interest expense in respect of the above liabilities was approximately $300, $60 and $5 for 2006, 2007 and 2008, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Sapiens Technologies (1982) Ltd. (“Technologies”), a subsidiary incorporated in Israel, partially financed its research and development expenditures under programs sponsored by the Office of Chief Scientist (“OCS”) for the support of certain research and development activities conducted in Israel.

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

Royalties accrued amounted to approximately $500, $930 and $760 in 2006, 2007 and 2008, respectively, and are included in cost of revenues.

As of December 31, 2008, the Company had a contingent liability to pay royalties of approximately $6,100.

b.	The Company and its subsidiaries lease various office equipment, computers, office space, and motor vehicles through operating leases. Future minimum lease payments for the next five years and thereafter are as follows:

Operating leases

2009	2,603
2010	1,781
2011	643
2012	117
2013 and thereafter	181

Total future minimum lease payments	5,325

Office rent expense for the years 2006, 2007 and 2008 was $2,300, $1,820 and $1,763, respectively.

c.	In February 2008, a former employee filed a claim against the Company for the amount that such employee was required to pay to the Israel Tax Authorities of approximately NIS 4,500 (approximately $1,180 as of December 31, 2008) as a result of his exercise of stock options. The Company believes that such claim lacks merit and the Company, based on the advice of its legal counsel, believes that it has a reasonable defense. The Company does not believe that the claim reflects a probable loss contingency, in accordance with Statement of the Financial Accounting Standard Board No. 5, “Accounting for Contingencies”.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	The Company is a party to various other legal proceedings and claims that arise in the ordinary course of business. The total aggregate amount of exposure of such proceedings and claims, except for the above mentioned claims, is approximately $385, of which an accrual in the amount of approximately $235 was recorded in accordance with Statement of the Financial Accounting Standard Board No. 5, “Accounting for Contingencies”.

e.	As for tax assessments, see Note 12(d).

f.	The Company and several of its subsidiaries granted floating charges to certain financial institutions and issued cross guarantees in support of the credit facilities described in Note 8(a) above.

The Company’s leased assets are pledged to the finance companies that provided the lease financing and the banks providing credit lines. The pledges are for various terms depending on the asset leased.

The Company has provided bank guarantees in the amount of approximately $365 as security for the rent to be paid for its leased offices in Israel. The lease is valid for approximately six years ending 2010. If the Company were to breach certain terms of its lease, the lessor could demand that the banks providing the guarantees pay amounts claimed to be due.

As of December 31, 2008, the Company has provided bank guarantees in the amount of approximately $119 as security for the performance of various contracts with customers. If the Company were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

NOTE 11:	FAIR VALUE MEASURMENTS

In accordance with SFAS 157, the Company measures its embedded derivatives related to the convertible debentures at fair value. Embedded derivatives are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company’s financial liabilities measured at fair value on a recurring basis, excluding accrued interest components; consisted of the following types of instruments as of December 31, 2008:

	As of December 31, 2008 Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Embedded derivatives	$-	$900	$-	$900

Total Financials Liabilities	$-	$900	$-	$900

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	TAXES ON INCOME

a.	Net operating losses carryforward:

At December 31, 2008, the Company’s subsidiary in the U.S. had net operating loss carryforwards for U.S. federal income tax purposes of approximately $5,400. The losses are to be used and will expire between 2009 and 2020.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

In addition, the Company had net operating losses carryforwards relating to non-U.S. subsidiaries totaling approximately $51,000 which are available to offset future taxable income. Generally, a majority of such amounts have no expiration date.

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

Income from sources other than the “Approved Enterprise” during the benefit period is subject to tax at the regular corporate tax rate of 27% in 2008, 26% in 2009, and 25% in 2010 and thereafter.

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

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	TAXES ON INCOME (Cont.)

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment sets forth the scope of enterprises which may qualify as a Privileged Enterprise (under the Amendment, the designation is Beneficiary Enterprise rather than Approved Enterprise) by setting forth criteria for qualification of a company, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export and that minimum qualifying investments in productive assets be made. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. Under the Amendment, the year in which the company elects to commence its tax benefits is designated as the year of election (“Year of Election”). A company may choose its Year of Election by notifying the Israeli Tax authorities in connection with filings its annual tax return or within 12 months after the end of the Year of Election, whichever is earlier, or by requesting a pre-ruling ruling from the Israeli tax authorities no later than within 6 months after the end of the Year of Election.

As a result of the Amendment among others, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2008, the Company did not generate income under the Amendment.

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

c	Tax benefit under the Law for the Encouragement of Industry (Taxation), 1969:

Management believes that Sapiens Technologies is currently qualified as an “industrial company” under the above law and as such, enjoys tax benefits, including:

(1)	Deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period;

(2)	The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company;

(3)	Accelerated depreciation rates on equipment and buildings; and

(4)	Expenses related to a public offering on the Tel-Aviv Stock Exchange and as of 1.1.2003 on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

d.	Tax assessments

Technologies and some of the Company’s group entities have final tax assessments through the year 2004.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	TAXES ON INCOME (Cont.)

e.	The Company adopted the provisions of FIN 48 on January 1, 2007. As of January 1, 2007, the difference between the provisions of SFAS 109 and FIN 48 of $300 was recorded as an adjustment to the accumulated deficit.

At December 31, 2008, the Company had a liability for unrecognized tax benefits of $160. During 2007, the Company and its subsidiaries were subject to examination by various tax authorities in jurisdictions such as Japan and UK. As a result of the settlement of the tax matters, the Company recorded a reduction in “Provision for income taxes” of $150 related to settlement of tax matters. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,
	2007	2008

Balance as of beginning of the year	$300	$150
Reductions related to settlement of tax matters	(150)	-
Addition of interest related to the unrecognized tax liabilities
from previous years	-	10

Balance at the end of the year	$150	$160

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries’deferred tax assets are as follows:

	December 31, 2007		December 31, 2008
	Current	Non- current	Current	Non- current

Tax loss carryforwards	$1,085	$14,063	$1,159	$14,347
Temporary differences	541	(2,279)	331	(1,742)

Gross deferred tax assets	1,626	11,784	1,490	12,605
Less - valuation allowance	(673)	(9,186)	(429)	(10,446)

Net deferred tax asset	$953	$2,598	$1,061	$2,159

During the year ended December 31, 2008, the Company and its subsidiaries have increased the deferred income taxes assets resulting from tax loss carryforwards and temporary differences by $685 and increased the related valuation by $1,016. Management currently believes that it is more likely than not that the deferred income taxes regarding the loss carryforwards and other temporary differences, on which a valuation allowance has been provided, will not be realized in the foreseeable future.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	TAXES ON INCOME (Cont.)

Provisions for income tax expense are comprised of the following:

	Year ended December 31,
	2006	2007	2008

Current (foreign)	$165	$235	$253
Deferred (foreign)	160	103	331

	$325	$338	$584

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

g.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2006	2007	2008

Domestic	$(2,450)	$(4,471)	$(3,678)
Foreign	(1,037)	2,361	3,959

	$(3,487)	$(2,110)	$281

NOTE 13:	SHAREHOLDERS’ EQUITY

a.	In August 2006, the Company entered into an agreement with Formula Systems (1985) Ltd. (“Formula”), whereby Formula invested $2,000 in the Company and the Company issued 1,562,500 Common shares to Formula, at a price per share of $1.28 which was the average closing price over the 10 day period prior to July 17, 2006.

b.	In August 2006, the Company entered into an agreement with the investors in eZoneXchange, a former wholly owned subsidiary of the Company, whereby the investors converted a $1,000 payment that was due to them on April 1, 2006 into 781,250 Common shares at a conversion price per share of $1.28.

c.	In June 2007, the Company entered into a private placement investment transaction with several institutional investors, private investors, and Formula for an aggregate gross investment amount of $19,415 (net of issuance expenses of $585). The Company issued the investors an aggregate of 6,666,667 Common Shares at a price per share of $3.00.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	SHAREHOLDERS’ EQUITY (Cont.)

d.	On April 4, 2001, the Company entered into a share purchase and loan agreement with Red Coral Holdings, Inc. (“Red Coral”), a company owned by the Company’s former President and Chief Executive Officer. According to the terms of the share purchase agreement, Red Coral purchased 300,000 Common shares of the Company for a purchase price of $975. As part of the loan agreement, the Company granted to Red Coral a loan in the amount of $975 for the purpose of acquiring the Common shares. The term of the loan was six years, with accrued interest at a rate of 4%, which was payable on January 15th of each calendar year. The interest amount was fully-recourse and fixed. To secure payment of the loan, Red Coral granted to the Company a lien and security interest on the 300,000 Common shares of the Company that it owned. To secure fulfillment of the terms of the agreement, the Common shares were held in escrow by the then General Counsel of the Company. The issuance of Common shares was recorded in shareholders’ equity and the loan amount was deducted from the shareholders’ equity as a Note receivable from a related party shareholder.

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

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	SHAREHOLDERS’ EQUITY (Cont.)

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

As of December 31, 2008, 973,817 options to Common shares of the Company are available for future grant. Any options, which are forfeited or cancelled before expiration, become available for future grant under the Plan.

A summary of the stock options activities in 2008, is as follows:

	Year ended December 31, 2008
	Amount of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
			(Years)

Outstanding -beginning of year	2,825,900	$4.01	6.67

Granted	244,000	$1.76	5.17
Exercised	(50,000)	$1.74	-
Expired and forfeited	(321,550)	$7.59	3.52

Outstanding at end of year	2,698,350	$3.45	6.37	$301,282

Vested and expected to vest at end of year	2,571,450	$3.51	6.31	$276,876

Exercisable options at end of year	1,852,350	$3.99	5.82	$138,572

The aggregate intrinsic value is the difference between the Company’s closing stock price on the last trading day of the fiscal year 2008 and the exercise price, multiplied by the number of in-the-money options that would have been received by the option holders had all option holders exercised their options on December 31, 2008. This aggregate intrinsic value changes based on the fair market value of the Company’s shares.

The weighted average grant date fair values of the options granted during the years ended December 31, 2006, 2007 and 2008 were $0.52, $1.38 and $0.64, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2007 and 2008 was $0, $18 and $97, respectively. Compensation expense recognized amounted to $32, $115 and $165 for the years ended December 31, 2006, 2007 and 2008, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2008, there was $505 of total unrecognized compensation cost related to nonvested options granted under the Plan and the Special Plan, which is expected to be recognized over a period of up to four years.

Upon exercise of options by employees, the Company satisfies the requirements by issuing newly issued shares.

g.	Warrants:

In 2005, warrants were granted to advisory board members. As of December 31, 2008, warrants are outstanding as follows:

Warrants to Common shares	Weighted average exercise price per share	Warrants exercisable	Exercisable through

11,000	$2.00	8,250	May 2015
17,000	2.24	12,750	February 2015

28,000	$2.15	21,000

These warrants were measured at fair value (according to Black–Scholes option pricing model) with the following assumptions: Risk free rate of 3.5%, dividend yields of 0%, expected volatility of 80% and contractual life of the warrants of ten years. Total compensation expense amounted to $25, of which $6, $3 and $0 were recorded in 2006, 2007 and 2008, respectively.

h.	As for 600,000 warrants (series 1) offered to the public, none of the 600,000 warrants (series 1) were exercised and they expired on November 21, 2007. See Note 8(b).

i.	The total stock-based compensation expenses related to all of the Company’s equity-based awards recognized for the years ended December 31, 2006, 2007 and 2008 was $38, $118 and $165, respectively. The total stock-based compensation expenses were recorded as general and administrative expenses.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:	GEOGRAPHIC INFORMATION

a.	The Company operates in a single segment as a provider of software solutions. See Note 1 for brief description of the Company’s business. The data below is presented in accordance with Statement of Financial Accounting Standard No. 131, “Disclosure about Segments of an Enterprise and Related Information”.

b.	Geographic information:

The following is a summary of operations within geographic markets.

		Year ended December 31,
		2006	2007	2008

1.	Revenues:
	U.K.	$13,805	$13,417	$11,612
	North America	9,895	10,061	7,846
	Israel	12,072	13,824	16,141
	France	902	389	721
	Germany	837	475	839
	Japan	4,491	4,071	6,375
	Switzerland	2,309	158	-

		$44,311	$42,395	$43,534

		Year ended December 31,
		2007	2008

2.	Long-lived assets:
	Netherlands Antilles	$9,272	$8,862
	Israel	17,079	16,078
	Rest of the world	1,028	715

		$27,379	$25,655

NOTE 15:	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development, net:

	Year ended December 31,
	2006	2007	2008

Total costs	$7,150	$6,635	$7,380

Less - capitalized software development costs	(4,699)	(3,133)	(3,496)

Research and development, net	$2,451	$3,502	$3,884

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Financial expenses, net:

	Year ended December 31,
	2006	2007	2008

Financial income:
Interest	$102	$300	$242
Re-evaluation of warrants (series 1) which are
classified as liabilities	46	71	-
Foreign currency transaction differences	81	250	183
Income on sale of marketable securities, bonds
and other	20	29	-
Income on put option transactions	20	158	106

	269	808	531

Financial expenses:
Interest *)	1,640	1,924	867
Foreign currency transaction differences	177	913	519
Bank charges and others	198	109	388
Amortization of issuance expenses and discount
on convertible notes	484	551	679
Loss on repurchase of convertible debentures	-	109	314

	2,499	3,606	2,767

Financial expenses, net	$2,230	$2,798	$2,236

*)	For capitalization of interest expenses, see Note 6(a).