Form 20-F
period 2009-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2010-04-29
CIK 885740

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

As of December 31, 2009 the issuer had 21,591,088 Common Shares, par value € 0.01 per share, outstanding.

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

☐ Large Accelerated Filer	☐ Accelerated Filer	☒ Non-Accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting tandards Board	☐ Other

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

Yes  ☐                                           No  ☒

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

References to “Sapiens,” the “Company,” the "Registrant," “us,” “we” and “our” refer to Sapiens International Corporation N.V.,, a Netherlands Antilles company, and its consolidated subsidiaries.

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

A.           Selected Financial Data.

The following tables summarize certain selected consolidated financial data for the periods and as of the dates indicated. We derived the statement of operations financial data for the years ended December 31, 2007, 2008 and 2009 and the balance sheet data as of December 31, 2008 and 2009 from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations financial data for the years ended December 31, 2005 and 2006 and the balance sheet data as of December 31, 2005, 2006 and 2007 are derived from our audited financial statements not included in this annual report. Certain financial data for previous years set forth below was reclassified to conform to later years' presentation. You should read the selected consolidated financial data together with our audited consolidated financial statements included elsewhere in this annual report and with Item 5, “Operating and Financial Review and Prospects.” Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Selected Financial Data:	Year Ended December 31,
	2005	2006	2007	2008	2009
	(In thousands, except share and per share data)
Revenues:
Products	$13,295	$10,423	$5,632	$4,137	$3,123
Consulting and other services	26,109	33,888	36,763	39,397	42,572
Total revenues	39,404	44,311	42,395	43,534	45,695

Cost of revenues:
Products	8,809	6,302	3,277	2,482	1,874
Consulting and other services	16,037	22,499	22,306	23,975	24,697
Total cost of revenues	24,846	28,801	25,583	26,457	26,571
Gross profit	14,558	15,510	16,812	17,077	19,124
Operating Expenses:
Research and development, net	2,723	2,451	3,502	3,884	2,735
Selling, marketing, general and administrative	16,245	13,558	12,513	10,708	11,048
Restructuring costs	1,113	758	-	-
Total operating expenses	20,081	16,767	16,015	14,592	13,783
Operating income (loss)	(5,523)	(1,257)	797	2,485	5,341
Financial expenses, net	1,788	2,230	2,798	2,236	880
Other expenses (income), net	(12)	-	109	(32)	-
Income (loss) before taxes on income	(7,299)	(3,487)	(2,110)	281	4,461
Taxes on income	1,798	325	338	584	260

Net income (loss)	(9,097)	(3,812)	(2,448)	(303)	4,201

Attributable to non-controlling interest	(2)	(13)	(96)	(41)	-

Net income (loss) attributable to Sapiens	(9,099)	(3,825)	(2,544)	(344)	4,201

Basic net earnings (loss) per share attributable to Sapiens' shareholders	$(0.76)	$(0.29)	$(0.14)	$(0.02)	$0.19
Diluted net earnings (loss) per share attributable to Sapiens' shareholders	$(0.76)	$(0.29)	$(0.14)	$(0.02)	$0.19
Weighted average number of shares used in computing basic net earnings (loss) per share	11,982	13,395	18,218	21,550	21,591
Weighted average number of shares used in computing diluted net earnings (loss) per share	11,982	13,395	18,218	21,550	21,592

	At December 31,
Balance Sheet Data:	2005	2006	2007	2008	2009
	(In thousands)

Cash and cash equivalents	$6,699	$3,108	$13,125	$7,938	$11,172
Working capital (deficit)	(10,636)	(12,616)	(567)	(4,506)	925
Total assets	51,866	45,619	52,532	45,177	45,774
Long-term debt and other long-term liabilities	15,603	13,157	7,467	1,432	972
Capital stock	110,645	113,683	132,310	132,562	132,821
Total shareholders’ equity	3,632	4,007	21,943	21,876	26,415

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

Risks Relating to Our Business, Our Industry and our Financing Activities

We may incur future losses and be unable to achieve long-term profitability

We incurred net losses of approximately $2.5 million and $0.3 million for the years ended December 31, 2007 and December 31, 2008, respectively and in 2009, for the first time in 10 years, recorded net income of $4.2 million.  We cannot predict whether we will remain profitable on a sustained basis. Due to the possible decline in orders from existing customers, especially because of the current worldwide economic slowdown, we have no assurance that our revenues in the short to medium term will significantly increase, if at all, and they may decrease. At the same time, expenses may increase in the foreseeable future as we maintain our research and development and sales and marketing activities. Our research and development, sales and marketing efforts may prove more costly than we currently anticipate, and we may not succeed in the long term in increasing our revenues sufficiently to offset the expenses of those efforts. We must continue to increase our revenues in the future in order to achieve and maintain our profitability. If we fail to do so and our revenues fail to increase at a greater rate than our expenses, we may incur future losses and may be unable to achieve long-term profitability.

The current economic slowdown has adversely affected and may continue to adversely affect our results and financial condition.

The crisis of the financial and credit markets worldwide which took place beginning in 2008 led to an economic slowdown worldwide.  This has impacted the insurance and financial sectors in which in excess of 50% of our customers operate. The slowdown has resulted in a reduction in demand in some or all of our major markets and downward pressure on pricing in many markets, which has adversely affected our business, results of operations and financial condition by negatively impacting our ability to maintain or increase revenues. Also, significant changes and volatility in the equity, credit and foreign exchange markets, and in the competitive landscape, make it increasingly difficult for us to predict our revenues and earnings into the future. A continuation or worsening of unfavorable economic conditions could have an adverse impact on our financial results and financial condition.

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

At December 31, 2009, we had positive working capital of $0.9 million.  Despite our positive cash flow from operations generated in 2008 and 2009, our overall positive cash flow in 2009 and the $20 million (excluding finders’ fees and out of pocket expenses) of capital that we were able to raise from investors in 2007, there is no assurance that we will not need to raise additional capital in the future. There is no assurance that we will be able to obtain additional financing, or if we do, that it will be on favorable terms.  In addition, if we issue capital stock to investors in order to raise cash, our existing shareholders will experience dilution.

The software solutions market that we address is expected to evolve rapidly, and if we are not able to accurately predict and rapidly respond to market developments or customer needs, our competitive position will be impaired.

The market for our solutions is characterized by rapidly changing business conditions and customer requirements, yet estimates of its expected growth are inherently uncertain and are subject to many risks and assumptions. Many of our customers operate in markets characterized by rapidly changing technologies and business plans, which makes it difficult for us to predict their demands. The introduction of solutions embodying new technology and the emergence of new customer requirements can render existing technology obsolete and unmarketable. We are particularly susceptible to those changes since our software is used in a wide array of operating environments, which are constantly evolving.  We may need to rapidly develop and introduce additional software and enhancements to our existing solutions to satisfy our current customers and maintain our competitive position in the marketplace.  We may also need to modify our software so that it can operate with new or enhanced software that may be introduced by other software vendors.  The failure to anticipate changes in technology and customer requirements and successfully develop, enhance or modify our software solutions, or the failure to do so on a timely basis, could limit our revenue growth and competitive position.  We have experienced in the past, and anticipate experiencing in the future, delays in the timing of the introduction of new solutions and market acceptance of those solutions.  Furthermore, substantial expenditures are required for research and development and the introduction of new, enhanced or modified products. There can be no assurance that we will have sufficient resources to make such investments, especially in light of the current worldwide financial and economic situation, or that these investments will bring the full advantages or any advantage as planned.  To support our software development, enhancement or modification, we may also find it necessary to license or acquire new technologies, which may not be available to us on acceptable terms, if at all.  In addition, there can be no assurance that we will not encounter technical or other difficulties that could delay introduction of new technologies or enhancements in the future. Various sectors of our market are served by competitors who may respond more effectively to market developments and customer needs.  Our failure, for technological or other reasons, to timely develop and market products incorporating new technologies, or the development of the market for our solutions in a manner that we do not expect, could have a material adverse effect on our business prospects and competitive position, and, consequently, on our results of operations, financial condition and cash flows.

If existing customers do not make subsequent purchases from us or if our relationships with our largest customers are impaired, our revenue could be negatively affected

Our existing customers are a key asset of ours, and we depend on repeat product and service revenues from our base of customers. Our relationships with two large customers of our U.S. subsidiary – Texas Farm Bureau Insurance Companies and Occidental Fire & Casualty; a large customer of our subsidiary in the United Kingdom – Liverpool Victoria Friendly Services ("Liverpool Victoria"); one large customer of our subsidiary in Japan and one large customer of our subsidiary in Israel – Menora Mivtachim Insurance Ltd. (“Menora”), are the sources of a large portion of the revenues of those respective subsidiaries. During 2009, revenues from sales to the American customers specified above constituted 33.9% of the total revenues of the U.S. subsidiary (5.8% of our consolidated revenues); revenues from sales to the British customer specified above constituted 32.1% of the total revenues of the U.K. subsidiary (8.7% of our consolidated revenues); revenues from sales to the Japanese customer specified above constituted 44.4% of the total revenues of our Japanese subsidiary (9.7% of our consolidated revenues); and revenues from sales to the Israeli customer specified above constituted 71.9% of the total revenues of the Israeli subsidiary (23.5% of our consolidated revenues). There can be no assurance that our existing customers will enter into new project contracts with us or that they will continue using our enabling technologies.  If our revenue stream from existing customers were to decline significantly, it would have a material adverse impact on our operating results. In light of the worldwide financial and economic situation, we have seen a delay and reduction in investments by our customers in the solutions that we offer. If this trend continues, it could negatively impact our financial results.

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

The quality of our products, enhancements and new versions is critical to our success. Since our software solutions are complex, they may contain errors that can be detected at any point in their life cycle. Any errors or defects in our technology could result in:

●	delayed or lost revenue;
●	failure to attract new customers or achieve market acceptance;
●	claims against us;
●	diversion of development resources;
●	increased service, warranty and insurance costs; and
●	negative publicity resulting in damage to our reputation.

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

In accordance with industry practice, since we have no registered patents, we rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology.  We believe that due to the dynamic nature of the computer and software industries, copyright protection is less significant than factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services. We seek to protect the source code of our products as trade secret information and as unpublished copyright works. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements that grant customers a personal, non-transferable license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. In addition, we attempt to protect trade secrets and other proprietary information through non-disclosure agreements with employees, consultants and distributors. Although we intend to protect our rights vigorously, there can be no assurance that these measures will be successful. Our failure to protect our rights, or the improper use of our products by others without licensing them from us, could have a material adverse effect on our results of operations and financial condition.

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

Some customers of information technology solutions are reluctant to purchase solutions that are not off-the-shelf or widely used by a broad customer base. Since our Sapiens eMerge™ solution and our Sapiens INSIGHT™ suite of solutions are proprietary to us and require special knowledge and training, we have faced reluctance by potential customers to purchase such proprietary solutions. Such reluctance could have a negative impact on our results of operations and our financial condition.

Our future results could be adversely affected by an impairment of the value of certain intangible assets.

The assets as of December 31, 2009 include, among other things, goodwill amounting to approximately $8.6 million, capitalized software development costs, net, amounting to approximately $13.5 million, long-term deferred income taxes amounting to approximately $1.8 million, and short-term deferred income taxes amounting to approximately $1.5 million. The applicable accounting standards require that (a) goodwill be tested for impairment at least annually, and written down when impaired; (b) capitalized software costs be assessed for recoverability on a regular basis, to determine whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold, in accordance with ASC 985 "Software"; and (c) certain identifiable intangible assets such as deferred taxes be reviewed for impairment in certain circumstances. If our goodwill, capitalized software development costs, or deferred tax assets, were deemed to be impaired in whole or in part due to us not achieving its goals, we could be required to reduce or write off such assets, thus having to recognize additional expense in our statements of operations and to reduce our shareholders’ equity.

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

Risks Relating to Our International Operations, Particularly in Israel

Our international operations involve inherent risks, such as foreign currency fluctuations and compliance with various regulatory and tax regimes.

Most of our revenues are derived from international operations that are conducted in local currencies as well as dollars. Changes in the value of such local currencies or the dollar relative to such local currencies may affect our financial position and results of operations.  Gains and losses on translations to dollars of assets and liabilities may contribute to fluctuations in our financial position and results of operations. In certain locations, we engage in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our financial position and results of operations. However, there can be no assurance that any such hedging transaction will materially reduce the effect of fluctuation in foreign currency exchange rates on such results. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies were imposed, our financial position and results of operations could be adversely affected.

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

Exchange rate fluctuations between the US dollar and other currencies which we and our subsidiaries use, especially the NIS, may negatively affect our earnings. A significant portion of our expenses, including research and development, personnel and facilities-related expenses, are incurred in Israel, in NIS.  (On April 1st, 2010, the exchange rate between the NIS and the US dollar was NIS 3.697 per 1 US dollar.) Consequently, we are exposed to the risk of appreciation of the NIS vis-à-vis the US dollar. This appreciation would cause, and in 2008 did cause, an increase in our expenses as recorded in our US dollar denominated financial statements even if the expenses denominated in local currencies remains unchanged. Accordingly, our level of revenues and profits may be adversely affected by exchange rate fluctuations.

The depreciation of the NIS vis-à-vis the US dollar in 2009 was not significant, and the exchange rate fluctuations between the U.S. dollar and other currencies which we and our subsidiaries use, did not cause any significant change in our foreign currency transaction differences, compared to $0.3 million in 2008. A material  portion of our revenues in 2009 were, and will continue to be in future years, denominated in the British pound (the “GBP”) and as a result, the appreciation of the U.S. dollar versus the GBP during 2009 had a material adverse impact on our U.S. dollar translated revenues and results of operations within the U.K. See Note 14.b to our consolidated financial statements included elsewhere herein.

We cannot predict any future trends in the US dollar/ NIS exchange rate or the US dollar/GBP exchange rate. We cannot assure you that we will not be materially affected in the future by currency exchange rate fluctuations. See Item 11- "Quantitative and Qualitative Disclosures about Market Risk - Foreign Currency Risk."

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

Risks Related to an Investment in our Common Shares

If we fail to meet the standards for continued listing of our shares on NASDAQ, the shares could be de-listed from the NASDAQ Capital Market.

A company must continue to comply with several requirements in order to remain listed on NASDAQ. One of the requirements is that a company maintains a $1.00 minimum bid price (the “Minimum Bid Price Requirement”).

Under the NASDAQ Listing Rules, a failure to meet the continued listing requirement for minimum bid price on the NASDAQ Capital Market shall be determined to exist only if the deficiency continues for a period of 30 consecutive business days.

Between February 17, 2009 and August 19 2009, the closing price of our Common Shares on the NASDAQ Capital Market was below $1.00 and since August 20, 2009, has been above $1.00. The closing price of our Common Shares on the NASDAQ Capital Market, on April 1, 2010, was $2.04 per share.

If we fail to comply with the Minimum Bid Price Requirement, our Common Shares could be de-listed from the NASDAQ Capital Market, which could have a material adverse effect on our share price and our standing with current and future investors.  In addition, if we are de-listed from the NASDAQ Capital Market, we may no longer be eligible for certain benefits granted by the Israel Securities Law to companies that are “dual listed” on the Tel Aviv Stock Exchange and a foreign (non-Israeli) securities exchange. The removal of such benefits would require us to incur additional costs relating to periodic reporting in Israel and would have a material adverse impact on our results of operations.

There can be no assurance that we will continue to meet all of the requirements for continued NASDAQ listing. Failure to meet one of NASDAQ's continued listing standards could result in the delisting of our Common Shares from NASDAQ.

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

Our quarterly results may be impacted by multiple short-term factors, thereby causing variability in such results and enhanced volatility in the market price of our Common Shares.

Our revenue and operating results could vary widely from quarter to quarter as a result of several different factors, such as the budgeting and purchasing practices of our customers, the length of our customers' product evaluation process, the timing of our customers’ system conversions, the timing and cost of new product introductions and product enhancements, and the timing of any acquisitions and associated costs. Employee hiring and the rate of utilization of such employees may also affect our revenues and results of operations. Such variation in results from quarter to quarter could cause enhanced volatility in the market price of our Common Shares.

Formula Systems (1985) Ltd. and its parent company Emblaze Ltd., may exercise control and influence corporate actions in a manner that potentially conflicts with our other public shareholders.

Formula Systems (1985) Ltd. (“Formula”), whose ADRs trade on NASDAQ (under the trading symbol: FORTY) and whose shares trade on the TASE (under the trading symbol: FORT), directly owned (as of December 31, 2009) 15,206,426, or approximately 70%, of our currently outstanding Common Shares.

In November 2006, Emblaze Ltd. (“Emblaze”), whose ordinary shares are traded on the London Stock Exchange (under the trading symbol: BLZ.L), purchased the controlling interest of Formula, and as a result, control of us.  As of April 1, 2010, Emblaze owned 49.19% of the outstanding share capital of Formula and, therefore, has a controlling influence over us.

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

Guy Bernstein from Emblaze and Formula serves as Chairman of our Board of Directors.

If we are classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

Generally, if for any taxable year, after applying certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of the value of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders who are U.S. taxpayers, including having gain realized on the sale of our Common Shares being treated as ordinary income rather than capital gain income, and could result in punitive interest charges being applied to such sales proceeds. Rules similar to those applicable to dispositions apply to amounts treated as “excess distributions.”

We believe we were not a PFIC in 2009, just as we believe we were not a PFIC for at least the past 5 years. We currently expect that we will not be a PFIC in 2010. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors. Therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2010 or in a future taxable year.  U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our Common Shares.  For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E, “Additional Information – Taxation - U.S. Federal Income Tax Considerations - Tax Consequences if We Are a Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A.           History and Development of the Company.

Corporate Details

Our legal and commercial name is Sapiens International Corporation N.V., and we were incorporated and registered in the Netherlands Antilles on April 6, 1990. We are a public limited liability company and operate under the provisions of the Netherlands Antilles Commercial Code. Our registered office is located at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, Netherlands Antilles and our telephone number in Curaçao is + 5999-736-6277. United International Trust N.V. is the Company’s agent in Curaçao and serves as a member of our Board of Directors. Our World Wide Web address is www.sapiens.com. The information contained on the web site is not a part of this annual report. We have not had any important events in the development of our business since January 1, 2010.

Capital Expenditures and Divestitures since January 1, 2007

Our principal capital expenditures during the last three years related mainly to the purchase of computer equipment and software for use by our subsidiaries. These capital expenditures totaled $190,000 in 2007, $768,000 in 2008 and $324,000 in 2009.

B.           Business Overview.

We are a global provider of software solutions for the insurance industry. Our suite of insurance solutions, built to meet the core business needs of large and small insurance carriers, aligns IT with business demands for speed, flexibility and efficiency. Our solutions are supplemented by our methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications. We offer our solutions to the two major lines of insurance business – Life & Pension (L&P) and Property & Casualty (P&C).

The Sapiens’ insurance solutions are deployed at leading insurance carriers globally, such as AXA, Norwich Union, Liverpool Victoria, IAT Group, ING, OneBeacon, Principal Financial Group,  Allianz Group, Texas Farm Bureau Insurance Companies, Menora Mivtachim Insurance and Santam. Our service offerings include a standard consulting offering that helps customers make better use of IT in order to achieve its business objectives.

Sapiens eMerge™, is a rules-based model-driven architecture, that we use to develop most of our software products. It enables the creation of mission critical core enterprise applications with little or no coding using agile methodologies. Our technology allows customers to achieve legacy modernization and enterprise application integration. We believe that our software solutions, coupled with our understanding of the insurance marketplace help our customers gain a competitive edge in the rapidly changing business world while maximizing the value of their investments in existing IT systems.

Our primary goal is to become a global leader of insurance solutions providers. Our mission is to drive customer profitability in the global insurance industry through thought leadership and the proven delivery methodology of our innovative solutions. We plan to achieve this objective by combining our insurance expertise and extensive experience in implementing feature-rich, robust, high volume solutions in order to deliver to our clients a set of customizable software products for life insurance, pensions and annuities, property and casualty, reinsurance and specialized underwriting.

We market our solutions globally through our direct sales force and through marketing alliances with global IT solutions providers, such as IBM Corporation, Microsoft, and iGate. We have been working closely with IBM for over 10 years at what IBM refers to as a “Premier Business Partner” level. This cooperation is executed through close technology and marketing cooperation. We have recently qualified as a Microsoft Gold certified partner. These alliances enable us to reach a broader base of customers while complementing our partners’ offerings.

Industry Background

The global insurance industry is highly competitive, constantly facing new regulations, growing number of sales channels and demanding customers. The time to market and the flexibility of new insurance products become key differentiators for the insurance carriers, but other, more traditional factors for success – such as reduced risk, customer service and cost saving are still key factors.

While insurance companies’ current systems may not be appropriate for current challenges and may be outdated, they are still key part of an organization because of the vast investment of business know-how and rules, as well as the amounts of information they contain. Replacing them could cause a significant loss of business productivity.

Businesses try to address these challenges in a variety of ways.  Certain companies choose to dedicate significant in-house IT resources to address these issues. In most cases, and more commonly seen recently, however, organizations lack the requisite internal resources rely on the expertise of external IT service and solution providers.

Our Business Solutions for the Insurance Industry

As a company, we have focused our resources on delivering solutions to help the insurance industry become more agile in the face of the new and rapidly changing business environment described above, while simultaneously reducing IT costs.

By creating cross-functional teams and working with leading insurance companies, we have formulated Sapiens INSIGHT™, a suite of modular business software solutions that helps insurance carriers adapt to the dynamic insurance marketplace.

We collaborate with our customers to tailor the Sapiens INSIGHT™ solutions to achieve the unique operational performance goals of each organization. In addition, we have executed independent projects for the insurance market, providing enhanced information access and visibility to empower the sales, agent and broker community, thus accelerating transaction processing for improved customer service and business efficiency.  Most of our insurance solutions, which include the Sapiens INSIGHT™ family, are based on Sapiens eMerge™, our rules-based model driven architecture, which enables rapid solution development and maintenance.  Sapiens INSIGHT™ is designed for both the Property and Casualty markets, and the Life and Pension markets. For each of our target markets for our insurance solutions – namely US, Europe and Israel, we have invested in matching our solutions to the specific market needs, focusing on market standards and regulations. These solutions can be further customized to match specific legacy systems and business requirements, while providing pre-configured functionality.

Sapiens INSIGHT™ Suite for Property & Casualty

The Property and Casualty Suite is a comprehensive solution that meets the core business needs of a P&C carrier. It is comprised of 3 modules – Policy Administration, Billing, and Claims. As such, it can be offered either as a suite or as separate modules.

The modularity of the suite allows us to support our clients with gradual deployment of core systems, thus reducing risk and allowing a smooth integration into the organization.

Sapiens INSIGHT™ for Policy Administration

INSIGHT™ for Property & Casualty is a policy administration solution for the Property and Casualty insurance market.  This solution offers a strong product Configurator that allows the carriers to offer new and innovative products in an efficient and quick way. The solution will handle the whole life cycle of a policy.

By automating the process, this web-enabled solution reduces the cost of doing business and optimizes risk selection through the use of rules based underwriting. Sapiens INSIGHT™ for Property & Casualty is designed to improve internal efficiencies and simplify and accelerate the cycle from the creation of a new product through policy processing and administration, by automating policy lifecycle processes. The solution also provides functionality supporting the rapid development and launch of new products to keep pace with competitive pressures and market opportunities.

Sapiens INSIGHT for Billing

Sapiens INSIGHT™ for Billing module is a flexible billing & collections solution for the P&C industry. This web-enabled solution is designed to enhance rapid implementation, support billing and collection rules and maintain transaction control, accountability for results and assurance of process consistency and continuity. Insight™ for Billing enables a carrier to adapt quickly to changing business conditions, deploy new billing-related initiatives easily and meet future billing needs. This module supports multiple installment and collection methods and manages all premium-related transactions and reconciliation of standard billing and collection activities. Sapiens INSIGHT™ for Billing module easily integrates with other policy administration, refund and accounting systems.

Sapiens INSIGHT™ for Claims

Sapiens INSIGHT™ for Claims is a solution that effectively manages and streamlines the information flow of claim handling across an insurance provider’s entire organization. The claims handled include disability and maturity claims (annuities, pensions), death claims and health claims. This solution uses accessible business rules and messaging standards and allows the use of a company’s existing information assets. Thus, the solution improves operational efficiency and enables better and more versatile customer service capabilities, with the goal of providing faster return on investment by reducing the total claims payout.

Sapiens INSIGHT™ for Reinsurance

Sapiens INSIGHT™ for Reinsurance is a solution designed to support insurance carriers in the management of all contracts and activities (of Property and Casualty carriers). This, web-enabled solution reduces the cost of handling all reinsurance functions through automation, is designed for a multi- language, multi- currency, multi- company environment.

Sapiens INSIGHT™ Suite for Life & Pensions (INSIGHT™ for Life & Health)

Sapiens INSIGHT™ for Life & Pensions, is a powerful and comprehensive framework-based life and pensions solution that serves companies administering life insurance, pension funds, health insurance and saving plans.

Sapiens INSIGHT™ for Life & Pensions is a dynamic, customizable solution, and can be easily accommodated to administer changes in processes. It is fully web-enabled, prepared to utilize the advantages of the Internet and intranets.

Sapiens INSIGHT™ for Underwriting

Sapiens INSIGHT™ for Underwriting is an underwriting solution for life, health and disability insurance. It reduces a customer’s costs by automating a larger portion of the process of evaluating the risks of new business and by streamlining the procedures for handling new business. By using this solution, an insurance company can make underwriting assessments on new cases earlier in the business cycle and achieve greater consistency in its decision-making. We market Sapiens INSIGHT™ for Underwriting on the basis of licensing and distribution agreements with MediRisk Solutions Ltd., which developed and holds the intellectual property rights to the solution.  Sapiens holds a minority interest (approximately 10%) in MediRisk Solutions Ltd.

Sapiens INSIGHT™ for Closed Blocks

Sapiens INSIGHT™ for Closed Blocks (known also as Sapiens INSIGHT™ for Closed Books) is a solution for life and pension insurance companies seeking ways to reduce the cost of maintaining closed books of business, where products are no longer open to new business. We provide customizable solutions that enable companies to efficiently and more effectively administer policies and claims relating to closed blocks, leading to significantly lower business administration and IT costs. Sapiens INSIGHT™ for Closed Blocks is currently deployed at Liverpool Victoria Friendly Society, the largest Friendly Society in the United Kingdom.

Sapiens eMerge™

Most of our solutions are built on Sapiens eMerge™ architecture. Sapiens eMerge™ is a model-driven architecture, using rules-based, enterprise-scale transaction engine that facilitates business process integrity, application scalability and high performance. The use of Sapiens eMerge™ reduces the complexity of programming so that new applications and modifications of existing ones can be produced in a much shorter time frame than through conventional programming.

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

Our Services

IT Services. We offer services for the delivery of our solutions, leveraging our experienced insurance experts and IT  team. We provide customers with specialized IT services in many areas, including project management, application development/enhancements, application platform porting services and general technical assistance. Our personnel work with the customer for the duration of the entire project through proven methodologies on a fixed price and time basis. These IT services can be classified as: (1) consulting services that are not deemed essential to the functionality of the license (such as migration of applications to various platforms and technical assistance with project management), and (2) consulting services that involve significant implementation and customization of our software to customer specific requirements.

Outsourcing of Application Maintenance. Our outsourcing services performed on our customers' applications are based on our strong, long-term relationships with our customers. We are currently servicing multi-year outsourcing contracts involving mission-critical systems. The outsourcing engagements are typically performed with a combination of onsite and offsite mix as required by our customers.

For details of revenues by category of activity, see the table entitled “Selected Financial Data” under Item 3, “Key Information.”

Key Benefits of our Technology to our Customers

●           Fast Time to Market and High Return on Investment. Our combination of a Rapid Application Development (RAD) methodology, rules-based development tools and experienced consultants has resulted in significant productivity increases at customer sites. Declarative development with business rules replaces traditional programming methods, addressing the full application life cycle, meaning that no programming code development is required. Sapiens eMerge™ also employs a “positive inference” engine that streamlines application development by requiring only the definition of standard situations, while automatically generating the logic required to handle the non-standard ones. This represents a reduction in logic specification and application maintenance and enhances the quality of the delivered application compared to conventional development environments where most “bugs” arise in the non-standard logic.

●           Strong Technical Competence. Our solutions enable organizations to capitalize on their existing large-scale applications and data by non-intrusively integrating them with modern applications and technologies.  Our solutions not only extend the productive life of older computer systems but simultaneously provide a migration path to next-generation technologies. Our solutions are designed for an extensive list of computing platforms and technologies including IBM zSeries and iSeries, HP-Unix at the host server-side and Windows 2000 / XP Web Servers. Due to the separation between business logic, data access logic and presentation logic, applications developed for a particular computing platform and database are seamlessly portable to other supported computing platforms and databases.  The platform-independent nature of our solutions allows them to be scaled according to the needs of the organization. Sapiens eMerge™ has proven to be extremely scalable, allowing the daily execution of hundreds of millions of business rules for tens of thousands of concurrent users.

Our Target Markets

The principal markets in which we operate are North America, Europe, Israel and Japan. As of December 31, 2009, we had approximately 135 customers in all the geographical areas in which we operate. Of these, our primary customers were Menora Mivtachim Insurance, Texas Farm Bureau Insurance Companies, Liverpool Victoria Friendly Society Limited, Occidental Fire and Casualty Company of North Carolina, and a large customer in Japan which collectively accounted for approximately 47% of our gross revenues during 2009.

Sapiens INSIGHT™

Our INSIGHT suites of insurance solutions are offered in two territories – North America and EMEA (Europe, Middle East and Africa). Our customers have direct written premiums (DWP) in the range of $80 million to in excess of $5 billion per year.  However, given the flexibility and modularity of the Sapiens INISGHT™ suite of solutions, our offerings can accommodate smaller and larger organizations.

Sapiens eMerge™

The Sapiens eMerge™ is offered primarily to corporate clients and government entities with large information technology budgets and ongoing maintenance and development needs. Our corporate customers include, among others, insurance companies, banks, government and manufacturing.

Geographical Distribution of Revenues

The following is a breakdown of our revenues by geographical areas based on our geographic markets, both in thousands of dollars and as a percentage of total revenues for the years indicated:

	2007		2008		2009

United Kingdom	$13,417	31.6%	11,612	26.7%	12,323	27%
North America	10,061	23.7	7,846	18	7,759	17
Israel	13,824	32.7	16,141	37.1	14,922	32.7
Japan	4,071	9.6	6,375	14.6	9,950	21.7
Europe	1,022	2.4	1,560	3.6	741	1.6
Total	$42,395	100.0%	43,534	100.0%	45,695	100%

Competition

The market for enterprise software solutions is highly competitive and characterized by rapidly changing technology, evolving industry standards and customer requirements, and frequent innovations.  The following is a breakdown of the competition that we face in each of our primary markets:

Sapiens INSIGHT™ - Insurance

Our competitors in the market for insurance solutions differ based on the size and line of business in which we operate. Some of our competitors will offer a full suite, others only just one module, and their delivery model will vary – in house, IT Outsourcing (ITO) or Business Process Outsourcing (BPO)

Examples of these competitors are:

In the United States:	GuideWire, Duck Creek, Exigen, CSC, AGO, Oracle, Camilion, ISI, SOLCORP, Fineos, SunGard, Navisys, Fiserv, Accenture, OneShield, Insurity, Prima Solutions, IDP, The Innovation Group, DRC;

In EMEA:	HP/EDS, SunGard, FIS Software, RebusIs; SOLCORP , SAP, Falmeyer (FJA), COR AG Insurance Technologies,

In addition, we face competition from internal IT departments, who often prefer to develop solutions in-house.

We differentiate ourselves from our competition via a few key factors:

(i)
Sapiens INSIGHT™ is an innovative and modern solution, rich in functionality and Internet compatible, using model driven architecture that drives more value to the business and reduces the total cost of ownership.

(ii)	Sapiens INSIGHT™ architecture allows customers to implement the full solution or parts of it, and readily integrate it into existing “legacy” systems.

(iii)	Sapiens INSIGHT™ is agile and flexible, based on its product configurator and its business rule technology.

(iv)	Sapiens delivery methodology and team is built around years of insurance industry experience and cooperation with the largest insurance corporations in the world.

Sapiens eMerge™ Technology

Our eMerge technology offers our clients flexibility to develop tailor-made solutions to meet their business challenges.

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

(iii)
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

In 2010, we have expanded our investment in Sales and Marketing, by recruiting a new and experienced team for our operations in the United States, EMEA and headquarters.

Our sales team is located at our offices in North America, the United Kingdom, Japan and Israel.  The direct sales force focuses on large organizations within select industries.

We are also focused on nourishing our existing partnerships with IBM, Microsoft, HP, iGate and others. These partnerships are key for both market recognition and market reach, leveraging their global presence to create additional business opportunities for us. Simultaneously, we invest in exploring new partnerships with leading players in the insurance market.

Customer Maintenance and Support

We believe that a high level of post-contract customer support is important to the successful marketing and sale of our solutions.  We have recruited account managers for the United States and for Europe, that are focused on nourishing relations with existing customers to maintain high level of customer satisfaction and identify up-selling opportunities within these organizations. In addition, we employ a team of technical specialists who provide a full range of maintenance and support services to our customers.  The typical direct sale to a client includes initial maintenance, training and consulting services.  In addition, substantially all of our clients for which we have developed applications elect to enter into an ongoing maintenance and support contract with us. The term of such a contract is usually twelve months. A maintenance contract entitles the customer to technology upgrades, when made generally available, and technical support.  In addition, we offer introductory and advanced classes and training programs available at our offices and at customer sites.

We also work with a limited few distributors and system integrators who provide customers with training, product support and consulting services.  Each of our software distributors is capable of providing training in its respective country.

Seasonality

Even if not reflected in our 2008 or 2009 results, traditionally, the first and third quarters of the fiscal year have tended to be slower quarters for us and the industries that we target.  The first quarter usually reflects a lull following an active fourth quarter as companies rush to complete deals and utilize budgets before the end of the fiscal year.  The slowdown in the third quarter reflects the summer months, which usually have reduced activities in many of the regions where our customers are located.

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

Regulatory Impact.

The global insurance industry is heavily subject to government regulation, and is constantly changing as a result of regulatory changes. Insurance companies must comply with regulations such as the Sarbanes-Oxley Act in the United States, Solvency II in Europe and other directives regarding transparency. In addition, many individual countries have increased supervision over local insurance companies.

In Europe, regulators and insurers have been very active and creative, motivated by past financial crises and the need for pension restructuring. Distribution of policies is being optimized with the increasing use of Bank Assurance (selling of insurance through a bank’s established distribution channels), supermarkets and kiosks (insurance stands). Such increased activity would generally tend to have a positive impact on the demand for our software solutions and services; nevertheless, insurers are cautiously approaching spending increases, and while many companies have not taken proactive steps to replace their software solutions in the past two years, many of them are now looking for innovative, modern replacements to meet the regulatory changes and the demanding market trends.

For further information, please see Item 5.D below, "Trend Information."

C.           Organizational Structure.

Sapiens International Corporation N.V. (Sapiens") is the parent company of the Sapiens group of companies. We have a number of subsidiaries in Israel and throughout the world.  Our significant subsidiaries are as follows:

Sapiens International Corporation B.V. (“Sapiens B.V.”): incorporated in the Netherlands and 100% owned by Sapiens N.V.

Unless otherwise indicated, the other significant subsidiaries of Sapiens listed below are substantially all 100% owned by Sapiens B.V.:

Sapiens Israel Software Systems Ltd.: incorporated in Israel
Sapiens Technologies (1982) Ltd.: incorporated in Israel
Sapiens Americas Corporation: incorporated in New-York, USA
Sapiens Internet Marketing Associates, Inc.: incorporated in Ontario, Canada.
Sapiens (UK) Limited: incorporated in England
Sapiens France S.A.S.: incorporated in France
Sapiens Deutschland GmbH: incorporated in Germany
Sapiens Japan Co.: incorporated in Japan and 90% held by Sapiens B.V.

We are a member of the Formula Systems (1985) Ltd. Group (NASDAQ: FORTY and TASE: FORT). Formula is a holding and managing company of publicly traded companies and their subsidiaries. Formula companies provide IT solutions worldwide, developing and implementing innovative, proprietary software, services and solutions, turnkey projects and outsourcing services as well as software distribution and support. As of April 1, 2010, Formula beneficially owned approximately 70% of our outstanding Common Shares.

In November 2006, Emblaze purchased a controlling interest in Formula, and as a result, controls us.  As of April 1, 2010, Emblaze beneficially owned 49.19% of the outstanding share capital of Formula.

Based on Formula’s beneficial holding of over 50% of the outstanding Common Shares of the Company, and based on Emblaze’s beneficial holding of 49.19% of the outstanding share capital of Formula, both Formula and Emblaze may be considered to control us.

D.           Property, Plants and Equipment.

We lease office space in Israel, the United States, the United Kingdom and Japan. The lease terms are generally five to ten years.  In Israel, we lease approximately 45,000 square feet of office space; in the United States, approximately 4,700 square feet; in the United Kingdom, approximately 13,800 square feet, and in Japan, approximately 3,750 square feet. In the United Kingdom, we sub-lease to others approximately 7,364 square feet. In 2009, our rent costs totaled $1.56 million in the aggregate for all of our leased offices. Our corporate headquarters are located in Israel and our core research and development activities are performed at our offices in Israel. We recently extended our lease of our office in Israel to July 2015 with an option to terminate earlier on 180 days prior notice on each of July 31, 2012, 2013 and 2014.  Our sales, marketing and general and administrative activities are performed in each of our offices.  We believe that our existing facilities are adequate for our current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis by our management of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere herein.

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

We believe that the following critical accounting policies affect the estimates and judgments that we made in preparing our consolidated financial statements.

Revenue Recognition

Our revenue recognition approach for software licensing requires that, in accordance with ASC 985-605 "Software Revenue Recognition", four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured.

Revenues under multiple-element arrangements, which may include software licenses, support and maintenance, and training and consulting services, are allocated to each element under the "residual method" when Vendors Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. VSOE is determined for support and maintenance, training and consulting services based on the price charged when the respective elements are sold separately or renewed. The Company charges support and maintenance renewals at a fixed percentage of the total price of the licensed software products purchased by the customer. Under the residual method, we defer revenues related to the undelivered elements based on their vendor-specific objective evidence of fair value and recognize the remaining arrangement fee for the delivered elements.  When vendor-specific objective evidence of fair value for undelivered elements does not exist, revenues from the entire arrangement are recognized over the term of the agreement.

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

Revenues from license fees that involve implementation and customization of our software to customer specific requirements are generated from fixed-price or time-and-materials contracts.  Revenues from fixed-price contracts are recognized based on ASC 605-35 "Revenue recognition- Construction Type and Production- Type Contracts,” which requires the accurate estimation of the cost, scope and duration for each project. Revenue and related cost for these projects are recognized on percentage of completion, using the input measure to assess the percent completed when enforceable right to services performed between milestones during the project exists, with revisions to estimates reflected in the period in which changes become known. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage the project properly within the projected periods of time or satisfy our obligations under the contract, project margins may be significantly and negatively affected, which may result in losses on existing contracts. Any such resulting reductions in margins or contract losses in a large, fixed-price contract may have a material adverse impact on our results of operations.

Revenues from consulting services that are not deemed essential to the functionality of the license provided on a "time and materials" basis are recognized as services are performed.

Revenues from IT outsourcing services that mainly include maintenance of customers' applications integrated on our license performed on a fixed fee basis are recognized on a straight line basis over the contractual period that the services are rendered, since no other pattern of outputs is discernible. Revenues from IT outsourcing services that are performed on a "time and materials" basis are recognized as services are performed.

Bad Debt

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers was to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required.

Goodwill, long lived assets and other identifiable intangible assets

ASC 350, “Intangibles- Goodwill and Other” requires that goodwill be tested for impairment at least annually or between annual tests in certain circumstances. Goodwill is required to be written down when impaired, rather than amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using market capitalization.

We selected December 31st as the date on which we perform our annual indefinite life impairment tests for our goodwill and intangible assets. Through December 31, 2009, no impairment was required.

In accordance with ASC 360, "Property, Plant and Equipment" our long-lived assets are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In measuring the recoverability of assets, we are required to make estimates and judgments in assessing our forecast and cash flows and compare that with the carrying amount of the assets. Additional significant estimates used by management in the methodologies used to assess the recoverability of our long-lived assets include estimates of future cash-flows, future short-term and long-tem growth rates, market acceptance of products and services, and other judgmental assumptions, which are also affected by factors detailed in our Risk Factors section in this annual report (see Item 3, “Key Information – Risk Factors”). If these estimates or the related assumptions change in the future, we may be required to record impairment charges for our long-lived assets.

Share-Based Payments

We apply ASC 718 with respect to options issued to employees. .ASC 718 requires us to estimate the fair value equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the awards that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of operations. Beginning on the date of adoption of ASC 718, we estimate forfeitures based on historical experience and other factors; previously, we recorded forfeitures as they occurred.

Foreign Currency Fluctuation

We expect that, in addition to the US dollar, a significant portion of our revenues will continue to be denominated in the GBP and in the NIS and a smaller portion will be denominated in the Euro and Japanese yen.  As a result, changes in the exchange rates between the US dollar and the GBP, the US dollar and the NIS, and to a lesser extent the US dollar and the Euro and the US dollar and the Japanese yen, could have a material adverse impact on our revenues and results of operations within the U.K., the rest of Europe, Israel and Japan. We regularly assess our currency exchange exposures and determine whether to adjust or hedge our position. We may use derivative instruments to hedge or adjust our exposures. As a matter of policy we do not enter into transactions of a speculative or trading nature. Foreign exchange exposures are monitored by tracking actual and projected commitments and through the use of sensitivity analysis.

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

In recent years, we developed a new generation of Sapiens eMerge™ products, which includes Service Oriented Architecture based products ("SOA"), eMerge™ for Linux and eMerge™ for Windows. In 2007, we determined the useful life of Sapiens eMerge™ products to be five years. In addition, we developed a new insurance product, Sapiens INSIGHT™ for Life and Pensions, and also determined its useful life to be five years. We based our determination of useful life on internal product road map analysis past history, technological obsolescence and market research. The life expectancy was established based on the contents, characteristics and capabilities of the products suite, on the technology trends in the IT market in the next decade and on the rate of adoption of new technologies by our customers. To assure a long life expectancy in a dynamic market, software components that support SOA, MS Windows and Linux environments were developed and released during 2006 and 2007.

 (i) Sapiens eMerge™ products. The new Sapiens eMerge™ products suite, which is SOA compliant, supports adaptation of existing applications to the new standards without necessitating long and expensive re-implementation and agile incorporation of new business models, effectively extending the lifetime of existing applications. eMerge™ product suite, as well as the eMerge™ based applications, are based on mainstream technologies that are industry standards and were adopted by most of the software vendors. Based on life cycles for these mainstream key technologies, it is expected that the Microsoft and Linux platforms will exist for at least five years. We are not aware, nor do we anticipate, technological changes that are expected to have an impact on new Sapiens eMerge™ product suite in the next five years. Additionally, we believe that if there are major technology changes or advancements in the future, the technologies used by Sapiens eMerge™ products would be at the root of those advancements. We believe that these facts support a longer technological life for Sapiens eMerge™ products. The historical survival rates of similar technologies support a longer life for the eMerge™ product suite. Sapiens’ previous ObjectPool™ software was developed over a decade ago and was an integral part of our business solutions. This platform was used by our customers for their applications development and maintenance for over five years. The expanded functionality of eMerge™ is compatible with the capabilities of ObjectPool™. We believe that the long life of our previous product, ObjectPool™, supports a longer useful life of the eMerge™ products suite. Our estimate of the product life cycle is based on the contents, characteristics and capabilities of the respective products. The new eMerge™ product suite enables extending the productive life of existing legacy systems, while simultaneously providing a rapid migration path to new technologies. The advanced rapid application development technology allows making enterprise-specific enhancements in a significantly shortened timeframe resulting in a vastly reduced maintenance burden as compared to other technologies, application lifecycle costs reduced by approximately 80% and a significant prolongation of applications’ lifecycle. We estimate the technological life of the underlying platforms and architecture (SOA) to be five years. We do not anticipate any major variance or trend impacting our cost of revenues and profit margins as a result of such change.

(ii) Sapiens INSIGHT™ for Life and Pensions.  In the life insurance market, there are very high costs of migrating old life insurance programs to a new system. Based on the industry and our experience with insurance companies that have already implemented Life & Pensions products, we estimate the useful life of this product to be at least five years. In addition, we do not plan to develop any new products in the next five years that will replace the INSIGHT™ for L&P. As further described above, the INSIGHT™ for Life & Pension is a SOA compliant product that is multi-company, multi-currency, multi-language, and web-enabled, leveraging the advantages of the Internet and company intranet. Sapiens INSIGHT™ for Life & Pension’s domain is significantly more complex and robust than other insurance domains (such as re-insurance or property and casualty) as it handles more product modules, engines and algorithms which are also implemented during a longer average period than other insurance domains. Due to the extensive capabilities of the system, we estimate the product life cycle to be five years. We do not anticipate any major variance or trend impacting our cost of revenues and profit margins as a result of such change.

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

Accounting for Income Taxes

The Company and its subsidiaries account for income taxes in accordance with ASC 740 (Formerly SFAS 109) “Income Taxes” (“ASC 740”). This Statement prescribes the use of the asset and liability method, whereby deferred tax assets and liability account balances are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

ASC 740 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

Legal Contingencies

We are currently involved in certain legal proceedings and claims that arose in the ordinary course of business, as discussed in Note 10 to our consolidated financial statements. As of December 31, 2009, we have accrued our estimate of the probable costs for the resolution of those claims where we believe it is probable that we will incur a loss. This estimate has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies.  We do not expect these claims and/or proceedings to have a material adverse effect on our consolidated financial position. It is possible, however, that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by changes in our assumptions related to these claims and proceedings.

Fair Value Measurements

The carrying amounts of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their generally short-term maturities.

Effective January 1, 2008, the Company adopted ASC 820 (Formerly SFAS 157), "Fair Value Measurements and Disclosures". ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	-	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	-	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Recent Accounting Pronouncements

In October 2009, the FASB issued ASU 2009-13, "Revenue Recognition (ASC Topic 605)-Multiple-Deliverable Revenue Arrangements" (ASU 2009-13). ASU 2009-13 amends the criteria in ASC Subtopic 605-25, "Revenue Recognition-Multiple-Element Arrangements", for separating consideration in multiple-deliverable arrangements. This Update addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 modifies the requirements for determining whether a deliverable can be treated as a separate unit of accounting by removing the criteria that verifiable and objective evidence of fair value exists for the undelivered elements. This guidance eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: a) vendor-specific objective evidence; b) third-party evidence; or c) estimates. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company has chosen not to early adopt ASU 2009-13. We are currently evaluating the potential impact, if any, of the adoption of the standard on our consolidated financial statements.

In June 2009, the FASB issued ASU No. 2009-01, Topic 105 — Generally Accepted Accounting Principles amendments based upon Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement 162 ("ASU 2009-01"). ASU 2009-01 establishes the FASB ASC as the single source of authoritative accounting principles to be applied to financial statements of nongovernmental entities in conformity with U.S. GAAP. ASU 2009-01 was effective for financial statements issued for interim and annual periods ending after September 15, 2009. Our adoption of ASU 2009-01 did not affect our consolidated results of operations or financial condition.

In December 2007, the FASB issued new authoritative accounting guidance under FASB ASC Topic 810 (formerly SFAS No. 160) which establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. ASC Topic 810 clarifies that a non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, ASC 810 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. ASC Topic 810 is effective for fiscal years beginning on or after December 15, 2008. The adoption of ASC topic 810 on January 1, 2009 did not have a material impact on our financial position or results of operations and financial condition.

A.           Operating Results

Years ended December 31, 2008 and 2009

Revenues.

Revenues from the sale of products are comprised of revenues from sales of Sapiens eMerge™ licenses, license upgrades, fixed price projects, and licenses for “Sapiens INSIGHT™" suite of solutions for the insurance industry. Revenues from services include mainly consulting on a time and materials basis, maintenance and support.

Total revenues in 2009 increased 5.1% to $45.7 million from $43.5 million in 2008. Product revenues in 2009 decreased 24.4% to $3.1 million in 2009 from $4.1 million in 2008. Consulting and other service revenues in 2009 increased 8.1% to $42.6 million from $39.4 million in 2008.

Cost of Revenues and Gross Profit

Cost of revenues increased 0.4% to $26.6 million in 2009 from $26.5 million in 2008. Cost of revenues relating to products is comprised of salaries and other personnel-related expenses of software consultants and engineers ($1.1 million, or 57.9% of our total costs of products, in 2009, and $1.2 million, or 48% of our total costs of products, in 2008), depreciation costs ($0.2 million, or 10.5% of our total costs of products, in 2009 and $0.3 million, or 12.0% of our total costs of products, in 2008), amortization of capitalized software development costs ($0.3 million, or 15.8% of our total costs of products, in 2009 and $0.4 million, or 16.0% of our total costs of products, in 2008), royalties to the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel (“OCS”) ($0.1 million, or 5.3% of our total costs of products, in 2009, and $0.1 million, or 4.0% of our total costs of products in 2008) and other costs ($0.2 million, or 10.5% of our total costs of products, in 2009, and $0.5 million, or 20.0% of our total costs of products, in 2008).  Cost of revenues relating to consulting and other services is comprised of salaries and other personnel-related expenses, and amortization of capitalized software development costs.  Salaries and other personnel-related expenses amounted to $19.8 million, or 80.2% of our total costs of consulting and other services, in 2009, and $19.6 million, or 81.7% of our total costs of consulting and other services, in 2008. Amortization of capitalized software development costs amounted to $4.3 million, or 17.4% of our cost of revenues related to consulting, in 2009, and $3.8 million, or 15.8% of our cost of revenues related to consulting, in 2008. The increase of the amortization is mainly due commencement of the amortization of new capitalized software development costs.

Our gross profit in 2009 increased 11.7% to $19.1 million from $17.1 million in 2008 as the overall increase in our revenues outpaced the slight increase in our cost of revenues. The gross profit margin increased by 6.7% in 2009 to 41.9 % from 39.3% in 2008.

Gross profit from product revenues decreased 29.4% in 2009 to $1.2 million from $1.7 million in 2008. Gross margin from product revenues was 40.0% in 2009, with no change from 2008. Gross profit from consulting, maintenance and other services increased 16.2% to $17.9 million in 2009 from $15.4 million in 2008. Gross margin from consulting, maintenance and other services increased 7.3% in 2009 to 42.0% from 39.1% in 2008. These results are mainly due to reduction in labor cost and tight control on all related expenses.

Amortization of capitalized software development costs increased 9.5% to $4.6 million in 2009 from $4.2 million in 2008. The increase was due to beginning of the amortization of new capitalized software development costs in 2009.

Research and Development, net.

Research and development (“R&D”) costs are mainly comprised of labor costs and depreciation of property and equipment, reduced by capitalization of software development costs. Net R&D expenses decreased 30.8% in 2009 to $2.7 million from $3.9 million in 2008. The decrease in spending on R&D recorded in 2009, as compared with the previous year, resulted mainly due to the devaluation of the NIS against the US dollar in 2009 compared to 2008, as most of our research and development group is located in Israel and accordingly, related compensation and other expenses are recorded in NIS, as well as due to the decrease in labor expenses due to the reduction in salaries as well as due to income derived from a decrease in our obligations to contribute to employees pension funds resulting from the increase in the value of such pension funds.

Capitalized software development costs increased 5.7% to $3.7 million in 2009 compared with $3.5 million in 2008. Direct labor costs decreased 14.3% in 2009 to $4.8 million from $5.6 million in 2008, mainly due to the devaluation of the NIS against the US dollar in 2009 compared to 2008, as most of our research and development group is located in Israel and accordingly related compensation and other expenses are recorded in NIS, as well as due to the decrease in labor expenses due to the reduction in salaries as well as due to income derived from a decrease in our obligations to contribute to employees pension funds resulting from the increase in the value of such pension funds.

Selling, Marketing, General and Administrative expenses.

Selling, marketing, general and administrative, expenses (“SG&A expenses”) increased 2.8% in 2009 to $11 million from $10.7 million in 2008. SG&A expenses consist primarily of salaries and other personnel-related expenses, which in 2009 amounted to $6.5 million, or 59.1% of total SG&A expenses, and in 2008 to $6.4 million or 59.8% of total SG&A expenses, as well as other costs associated with our sales and marketing efforts and our general and administrative activities such as rent which amounted to $1.4 million in 2009 and $1.3 million    in 2008, accounting, legal and other public company expenses which amounted to $0.8 million in 2009 and $1.0 million  in 2008, depreciation costs of $0.2 million each of 2009 and 2008, and marketing costs, including tradeshows and design, in the amount of $0.1 million in 2009 and $0.2 million  in 2008. General and administrative expenses include management salaries, offices and office maintenance, communications, external consultants and other expenses.

Financial expenses, net.

Our financial expenses, net, decreased 59.1% to $0.9 million in 2009 from $2.2 million in 2008. The decrease is mainly due to the decrease in the aggregate amount of our outstanding debentures and short term loans from financial institutions in 2009 compared to 2008. During 2009, we paid $0.3 million as interest to our debenture holders and $5.8 million for the repayment and repurchase of our convertible debentures consisting of a payment of $5.4 million for the fourth installment repayment of the principal amount due under the debentures and $0.4 million for the repurchase of our convertible debentures in the market.

Taxes on Income.

Our net tax expense in 2009 was $0.26 million compared with $0.58 million in 2008.

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

Net Income (loss).

Net income to holders of our Common Shares was $4.2 million in 2009 compared to net loss of $0.3 million for 2008. The increase in net income for shareholders in 2009 was due to (a) the $2.8 million increase in operational profit in 2009, from $2.5 million in 2008 to $5.3 million in 2009, which was triggered by higher gross profit on our products and services ($19.1 million in 2009 compared to $17.1 million in 2008) and reduced overall operating expenses ($13.8 million in 2009 relative to $14.6 million in 2008), and (b) the $1.3 million decrease in financial expenses, net in 2009, from $2.2 million in 2008 to $0.9 million in 2009.

Years ended December 31, 2007 and 2008

Revenues.

Revenues from the sale of products are comprised of revenues from sales of Sapiens eMerge™ licenses, license upgrades, fixed price projects, and licenses for “Sapiens INSIGHT™" suite of solutions for the insurance industry. Revenues from services include mainly consulting on a time and materials basis, maintenance and support.

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

Selling, Marketing, General and Administrative expenses, net.

Selling, marketing, general and administrative, net expenses (“SG&A expenses”) decreased 14.4% in 2008 to $10.7 million from $12.5 million in 2007. SG&A expenses consist primarily of salaries and other personnel-related expenses, which in 2008 amounted to $6.4 million, or 59.8% of total SG&A expenses, and in 2007 to $6.8 million or 54.4% of total SG&A expenses, as well as other costs associated with our sales and marketing efforts and our general and administrative activities such as rent which amounted to $1.3 million in 2008, accounting, legal and other public company expenses in the amount of $1.0 million, depreciation costs of $0.2 million, marketing costs, including tradeshows and design, in the amount of $0.2 million and bad debt income in the amount of $0.4 million (bad debt expenses in the amount of $0.4 million offset by the proceeds of a creditors' claim in the  amount of $0.8 million granted to our German subsidiary). General and administrative expenses include management salaries, offices and office maintenance, communications, external consultants and other expenses. The decrease in SG&A expenses in 2008 was the result of a reduction in headcount and consistent efficiency measures implemented by our management, which resulted in reduced expenses.

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

Impact of Foreign Currency Fluctuations and Inflation.

For a discussion of the impact of inflation and foreign currency fluctuations upon our results, please see the risk factors entitled "We face currency exchange risks, as changes in exchange rates between the US dollar and other currencies, especially the NIS, may negatively impact our costs" and "We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation (if any) of the New Israeli Shekel against the dollar" in Item 3.D, “Risk Factors,” above.

Effects of Government Regulations and Location on our Business.

For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see the “Risks Relating to Our International Operations, Particularly in Israel” in Item 3.D above, and “Israeli Tax Considerations and Government Programs” in Item 10.E below.

B.           Liquidity and Capital Resources.

Our cash and cash equivalents at the end of 2009 were $11.1 million, compared with $7.9 million at the end of 2008. The increase in such liquid assets was due to improved collection and positive cash flow from operating activities, which was partially offset by payment of the fourth and last installment of the principal amount of outstanding debentures, as well as the repurchase of our convertible debentures of approximately $5.8 million

Net cash provided by operating activities was $13.5 million in 2009, compared with net cash provided by operating activities of $9.8 million in 2008. This change reflects the improved operational profit in 2009 of $5.3 million compared to $2.5 million during 2008.

Net cash used in investing activities was $4.0 million in 2009, compared with net cash used in investing activities in 2008 of $3.9 million. In 2009, we consummated investments in software development of $3.7 million and purchase of property and equipment of $0.3 million.

Net cash used in financing activities totaled $6.5 million in 2009, compared with $10.9 million used in financing activities in 2008. In 2009, we decreased our long term loan in the amount of $0.6 million, paid $0.3 million as interest to our debenture holders and $5.8 million for the repayment and repurchase of our convertible debentures consisting of a payment of $5.4 million for the fourth and last installment repayment of the principal amount due under our convertible debentures and $0.4 million for the repurchase of our convertible debentures in the market.

Credit Lines

We had a revolving credit line facility for borrowings of up to $9.2 million until June 30, 2009 which we did not utilize. We closed such line of credit with no liability with respect thereto.

Fund raising

In June 2007, we entered into a private placement investment transaction with several institutional investors, private investors and Formula for an aggregate gross investment amount of $20 million (excluding finders' fees and out of pocket expenses), $6.5 million of which was invested by Formula.  We issued to the investors an aggregate of 6,666,667 Common Shares (of which 2,166,666 Common Shares were issued to Formula), at a price per share of $3.00 which reflected a premium of approximately 25% above the trading price of our Common Shares (as of the date on which our Board of Directors approved the investment).

Debenture Issuance, Repayments and Buybacks

A prior source of liquidity for our Company was our offering of convertible debentures on the TASE in December 2003, which provided gross proceeds to us in an approximate amount of $18.6 million (after including approximately $1.5 million of additional debentures that were purchased in March 2004 pursuant to options that were issued as part of the December 2003 closing).  The debentures bore interest at an annual rate of 6.0%, payable on the 5th of June and the 5th of December each year commencing on June 5, 2004 and ending on December 5, 2009. Principal was payable in four installments, on the 5th of December of the years 2006-2009.  Our obligations under the debentures were denominated in NIS but would become linked to the US dollar if the exchange rate between the NIS and the US dollar rose above NIS 4.394 per 1 US dollar (on March 31, 2009, the exchange rate between the NIS and the US dollar was NIS 4.188 per 1 US dollar).

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

In December 2009, we paid the fourth and final annual repayment of the principal of the debentures in the amount of approximately $5.4 million, thereby retiring the remaining outstanding debentures

In 2009, we generated positive operating cash flow on an annual basis in the amount of $13.5 million overall, following upon positive operating cash flow of $ 9.8 million in 2008.  Management believes that positive cash flow generated during 2008 and 2009 and our existing cash balances will be sufficient for our present requirements, and at least until December 31, 2010, to support our operating and financing requirements. However, in the event that we make one or more acquisitions for consideration consisting of all or a substantial part of our available cash, we might be required to seek external debt or equity financing for such acquisition or acquisitions or to fund subsequent operations.

C.           Research and Development, Patents and Licenses, etc.

See the captions titled "Research and Development, net" in section A. “Operating Results” of this Item 5 above for a description of our R&D policies and amounts expended thereon during the last two fiscal years.

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

Finally, in recent years there has been constant significant growth in income from annual premiums. The recent financial developments worldwide may reduce insurers' revenues from such premiums, however, thereby reducing the likelihood that insurers will make additional expenditures to purchase our products and services.

We believe that the insurance market is changing and the reasons that contributed to the delays we experienced in penetration of the insurance industry are gradually fading away. However, the recent financial developments worldwide may still cause delays in our growth and expansion

Under current circumstances,  we expect that additional time will be required to fully implement our strategy of focusing on the insurance industry, and that our results of operations and financial condition could continue to be adversely affected, especially in light of the recent worldwide economic slowdown. We are addressing the challenges posed by the market environment by focusing our marketing and selling efforts and by further reducing the expenses of our operations.

E.           Off-Balance Sheet Arrangements

During 2009, we entered into hedging transactions, by purchasing put options in the total amount of $5.8 million (whereby we could exchange such amount of US dollars for NIS), to protect against the devaluation of the US dollar, in the range of NIS 3.80 – 4.00 per Dollar.  As of December 31, 2009, these hedging transactions were settled.

As of December 31, 2009, we are not a party to any material off-balance sheet arrangements.

F.           Contractual Obligations

The following table sets forth information on our short-term and long-term contractual obligations as at December 31, 2009 (in thousands of dollars).

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years

Long-term loan	15	15	--	--	--
Accrued severance pay	938	--	--	--	938
Operating leasing	3,328	2,105	1,159	64	--
Total	$4,281	$2,120	$1,159	$64	$938

As discussed in Note 11 of our consolidated financial statements contained elsewhere in this annual report, as of December 31, 2009 we had a total liability of $300 thousand for gross unrecognized tax benefits. Due to the uncertainties related to those tax matters, we are currently unable to make a reasonably reliable estimate of when cash settlement with a relevant tax authority will occur.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth certain information regarding the current executive officers and directors of the Company.

Name	Age	Position
Guy Bernstein (1)	42	Chairman of the Board of Directors
Ron Al Dor	49	President, Chief Executive Officer and Director
Roni Giladi	39	Chief Financial Officer
Rami Doron	52	Chief Operating Officer
Naamit Salomon (1)	46	Director
Yacov Elinav (2)	65	Director
Uzi Netanel (2)	74	Director
Eyal Ben Chlouche (2)	48	Director
United International Trust N.V. (3)		Director

(1)           Member of Compensation Committee

(2)           Member of Audit Committee

(3)
United International Trust N.V. is a corporate body organized under the laws of the Netherlands Antilles. The Articles of Incorporation of the Company provide that a corporate body may be a member of the Board of Directors.

Guy Bernstein has served as a director of the Company since January 1, 2007 and was appointed Chairman of the Board of Directors on November 12, 2009. Mr. Bernstein joined the Emblaze Group as Chief Financial Officer and member of the Board of Directors in April 2004 and was appointed Group Chief Executive Officer in December 2006. Prior to joining Emblaze, Mr. Bernstein served as Chief Financial and Operations Officer of Magic Software Enterprises ("Magic") (NASDAQ: MGIC), a position he held since 1999. He also acted as the Interim CEO for Magic's subsidiaries: MSE Israel Ltd. and Coretech Consulting Group. Mr. Bernstein joined Magic from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein also serves as Chief Executive Officer of Formula, Chairman of the Board of Magic and Chairman of the Board of Matrix IT Ltd. Mr. Bernstein is a Certified Licensed Public Accountant and holds a BA in Accounting and Economics from Tel Aviv University

Roni Al Dor joined the Company as President and Chief Executive Officer in November 2005 and has served as a director of the Company since November 2005.  Prior to joining the Company, Mr. Al Dor was one of the two founders of TTI Team Telecom International Ltd. ("TTI"), a global supplier of operations support systems to communications service providers and from August 1996 until 2004, Mr. Al Dor served as President of TTI. Prior to that, Mr. Al Dor served as TTI's Co-President from November 1995 until August 1996 and its Vice President from September 1992 to November 1995. During his service in the Israeli Air Force, Mr. Al Dor worked on projects relating to computerization in aircrafts. Mr. Al Dor is a graduate of the military computer college of the Israeli Air Force, studied computer science and management at Bar Ilan University and attended the Israel Management Center for Business Administration.

Eyal Ben-Chlouche has served as a director of the Company since August 15, 2008, Mr. Ben-Chlouche served as the Commissioner of Capital Market Insurance and Savings at the Israeli Ministry of Finance from 2002 through 2005, where he was responsible for implementation of fundamental reforms in pension savings. Prior to that, he served as a Deputy Commissioner of Capital Market Insurance and Savings and as a Senior Foreign Exchange and Investment Manager in the Foreign Exchange Department of the Bank of Israel.  He also served as an Investment Officer in the Foreign Exchange Department of the Bank of England, in London. Mr. Ben-Chlouche served as Chairman of the Board of Directors of the Shahar Group, Chairman of the Advisory Board of Directors of the Shekel Group until the end of 2007 and serves as a director of Matrix IT Ltd. and Migdal Holding Ltd. Mr. Ben-Chlouche also serves as Chairman of the Advisory Board of the Caesarea Center for Capital Markets and Risk Management. In 2005, Mr. Ben-Chlouche served as a member of the Bachar Committee on Capital Market Reform in Israel. Mr. Ben-Chlouche is an independent director.

Naamit Salomon has served as a director of the Company since September 2003. She held the position of Chief Financial Officer of Formula from August 1997 until December 2009. Since January 2010 Ms. Salomon has served as a partner in an investment company.  Ms. Salomon also serves as a director of Magic Software Enterprises ("Magic") (NASDAQ: MGIC). From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group. Ms. Salomon holds a BA in economics and business administration from Ben Gurion University and an LL.M. from the Bar-Ilan University.

Yacov Elinav has served as a director of the Company since March 2005. For over 30 years, Mr. Elinav served in various positions at Bank Hapoalim B.M., which is listed on the London and Tel Aviv Stock Exchanges, including over 10 years as a member of the Board of Management, responsible for subsidiary and related companies.  From 1992 through 2006, Mr. Elinav served as Chairman of the Board of Directors of Diur B.P. Ltd., the real estate subsidiary of Bank Hapoalim. Since August 2004, Mr. Elinav has served as Chairman of the Boards of Directors of DS Securities and Investments, Ltd. and DS Provident Funds Ltd. Mr. Elinav also serves on the Board of Directors of several other public and private companies. Mr. Elinav is an independent director.

Uzi Netanel has served as a director of the Company since March 2005. He has served as Chairman of the Board of Directors of Maccabi Group Holdings Ltd. since 2005.  From 2004 through 2007, Mr. Netanel served as Chairman of the Board of Directors of MLL Software & Computers Industries Ltd. and as Chairman of the Executive Committee of Carmel Olephines.  From 2001 through 2003, Mr. Netanel served as a partner in the FIMI Opportunity Fund.  From 1993 through 2001, he served as Active Chairman of Israel Discount Capital Markets and Investments Ltd. From 1997 to 1999, Mr. Netanel served as Chairman of Poliziv Plastics Company (1998) Ltd. Mr. Netanel also serves on the Board of Directors of Israel Oil Refineries, Carmel Olephines, Gaon Real Estate, The Maman Group, Acme Trading , Harel-PIA funds, Scope Metals Ltd.(external director) and Oil Refineries Ltd (alternate director).  Mr. Netanel is an independent director.

United International Trust N.V. ("UIT") is a corporate body organized and existing under the laws of the Netherlands Antilles.  It, or one of its predecessor entities, has provided the Company with corporate-related services since April 1990, including serving as the Company's transfer agent and register, maintaining the corporate-related records of the Company, and filing various corporate documents and the annual corporate tax return with the governmental authorities in the Netherlands Antilles.  UIT was established by former shareholders of Intertrust (Curacao) N.V., which subsequently operated under the names of MeesPierson Intertrust (Curacao) N.V. and Fortis Intertrust (Curacao) N.V.

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

Our Chairman Guy Bernstein, serves as an executive officer of Emblaze, and Formula. In addition, Ms. Salomon, another Board member of ours, who served as an executive officer of Formula until December 2009, is a member of the Board of Directors of Magic Enterprises Ltd., an affiliate of ours.  Formula directly owns (as of April 1, 2009) approximately 70% of our currently outstanding Common Shares, and, since November 2006, Emblaze holds a controlling interest in Formula (49.19% of the outstanding share capital of Formula as of April 1, 2010).  Other than as described immediately above, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management were selected as such.  In addition, there are no family relationships among our executive officers or directors

B.           Compensation of Directors and Officers

The aggregate amount of compensation paid by us, or accrued by us, during the fiscal year ended December 31, 2009 with respect to such year, to all directors and executive officers as a group for services in all capacities was $1,470,000. This amount does not include amounts expended by us for automobiles made available to its officers or expenses (including business travel and professional and business association dues) reimbursed to such officers. The aggregate amount set aside or accrued by us during our fiscal year ended December 31, 2009 to provide pension, retirement severance, vacation accrual and similar benefits for directors and executive officers of the Company was $112,000. The foregoing amounts also exclude stock option grants to our directors and officers pursuant to our 1992 Stock Option and Incentive Plan, our 2003 Share Option Plan and our 2005 Special Incentive Share Option Plan, which are described below.

We have employment agreements with our officers.  We, in the ordinary course of our business, enter into confidentiality agreements with our personnel and have entered into non-competition and confidentiality agreements with our officers and high-level technical personnel.  We do not maintain key person life insurance on any of our executive officers.

Board Fees and Expenses

We reimburse all members of our Board of Directors for reasonable out-of-pocket expenses incurred in connection with their attendance at Board of Directors or committee meetings.

We grant to each of our independent directors a fee for attending or participating in Board of Directors meetings and committee meetings, and participating in unanimous written consents.

In 2005, we granted to two of our independent directors options to purchase 4,000 Common Shares annually. The options were granted at an exercise price equal to the fair market value of the Company’s Common Shares on the date of grant. The term of the options was set at 10 years and the options become exercisable in four equal, annual installments, beginning with the first anniversary of the grant date.

We pay the fees to our independent directors according to the rates paid to outside directors under the Israeli Companies Law 5759-1999, even though we are not an Israeli company and are not subject to the Israeli Companies Law (as we deem the standards of such body of law relevant to a company such as ours that has a substantial percentage of Israeli operations and Israeli employees.

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

As of December 31, 2009, we had 1,365,204 Common Shares available for future issuance of awards under the Incentive Plans. As of December 31, 2009, options to purchase 2,306,963 Common Shares, 1,661,867 of which were held by officers and directors, were outstanding. As of that date, there were 22,280 shares of restricted stock that the Company had granted to employees and other eligible grantees (none of which were held by current or former officers and directors), and all of which had vested (prior to 1998) under the restricted stock awards.

During 2007, under the Incentive Plans, we granted to our directors and executive officers a total of 350,000 options to purchase Common Shares (including 200,000 options to the Company's President and Chief Executive Officer) at exercise prices per Common Share ranging between $1.50 and $2.31, which options will expire at the conclusion of ten years. A portion of such options were re-priced. See "Re-pricing of Options" below.

During 2008, under the Incentive Plans, we granted to our directors and executive officers a total of 65,000 options to purchase Common Shares at an exercise price of $1.50 per Common Share, which options will expire at the conclusion of six years.

During 2009, under the Incentive Plans, we granted to our directors and executive officers a total of 57,892 options to purchase Common Shares at an exercise price of $1.50 per Common Share, which options will expire at the conclusion of 6 years.

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

Pursuant to the Special Plan, in November 2005 the Company’s President and Chief Executive Officer was granted options to purchase 1,000,000 Common Shares at an exercise price of $3.00 per share.  In December 2005, we accelerated the vesting of all 1,000,000 options.  In 2007, the Company’s Chief Operating Officer was granted options to purchase 250,000 Common Shares, pursuant to the Special Plan at an exercise price of $3.00 per share. During 2009, all the outstanding options under the Special Plan were re-priced, See "Re-pricing of Options" below. Following the re-pricing, as of December 31, 2009 the President and the Chief Operating Officer had options to purchase 715,849 and 210,021 Common Shares, respectively, at an exercise price of $1.50 per share, at market conditions (a kick-in feature of a $2.10 market price).

Re-pricing of Options

During 2009, our Board of Directors approved the re-pricing of options outstanding under the Incentive Plans and Special Plan. As a result of the re-pricing 1,985,650 stock options at an exercise price range of $1.74 to $5.30 were re-priced to 1,554,627 stock options at an exercise price of $1.50 per share (925,870 stock options of the 1,554,627 stock options are at market conditions (a kick-in feature of a $2.10 market price).  In addition, the expiration of the exercise period for all remaining outstanding options was reduced to no later than September 2015.

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

Audit Committee

The Audit Committee of our Board of Directors is comprised of three independent directors (such independence determination  having been made by our Board of Directors, in accordance with the NASDAQ Listing Rules), who were nominated by the Board of Directors: Yacov Elinav, Uzi Netanel and Eyal Ben Chlouche. The Board of Directors has determined that Mr. Elinav meets the definition of an audit committee financial expert (as defined in Item 16A (b) of Form 20-F promulgated by the SEC). The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing financial information, internal controls and the audit process. In addition, the Committee is responsible for oversight of the work of our independent auditors. The Committee is governed by a charter and meets at regularly scheduled quarterly meetings.

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

NASDAQ Exemptions for a Controlled Company

We are a controlled company within the meaning of NASDAQ Listing Rule 5615(c)(1) since Formula holds more than 50% of our voting power.

Under Rule 5615(c)(2), a controlled company is exempt from the following requirements of NASDAQ Listing Rules 5605(b), (d) and (e) (we rely upon such exemption with respect to each of the requirements described below):

●	The majority of the company’s board of directors must qualify as independent directors, as defined under NASDAQ Listing Rule 5605(a)(2).

●
The compensation of the chief executive officer and all other executive officers must be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors (subject to limited exceptions).

●
Director nominees must either be selected or recommended for the board of directors’ selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors (subject to limited exceptions).

●
The company must certify that it has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under US federal securities laws.

NASDAQ Exemption for a Foreign Private Issuer

We are a foreign private issuer within the meaning of NASDAQ Listing Rule 5000(a)(18), since we are incorporated in the Netherlands Antilles and we meet the other criteria set forth for a "foreign private issuer" under Rule 3b-4(c) under the Exchange Act.

Pursuant to NASDAQ Listing Rule 5615(a)(3), a foreign private issuer may follow home country practice in lieu of certain provisions of the NASDAQ Listing Rule 5600 series and certain other NASDAQ Listing Rules.  Please see Item 16G below ("Corporate Governance") for a description of the manner in which we rely upon home country practice in lieu of NASDAQ listing requirements.

D.           Employees

As of December 31, 2009, we had a total of 295 employees, a 4.2% increase from the end of 2008.

The following table sets forth the number of employees in (1) research and development, (2) consulting, delivery and technical support and (3) SG&A at the end of each of the past three years, as well as their geographic area of employment:

	Total Employees	Research & Development	Consulting, Delivery & Technical Support	SG&A
2009	295	66	193	36
2008	283	56	186	41
2007	302	48	207	47

Geographic Area	Total Number of Employees, in All Categories of Activities
	2009	2008	2007
Israel	214	202	199
United States	18	21	36
United Kingdom	37	34	37
Japan	23	23	23
France	3	3	5
Germany	0	0	1
Switzerland	0	0	1
Total Employees	295	283	302

E.	Share Ownership

The number of our Common Shares beneficially owned by each of our directors and executive officers individually, and by our directors and executive officers as a group, as of April 1, 2010, is as follows:

	Shares Beneficially Owned
	Number		Percent (1)

Roni Al Dor	1,061,613	(2)	4.68%

All directors and executive officers
as a group (9 persons,
including Roni Al Dor)(3)	1,288,961	(4)	5.63%

(1)
Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them.  The percentages shown are based on 21,602,460 Common Shares outstanding as of April 1, 2010 plus such number of Common Shares as the indicated person or group had the right to receive upon the conversion of our debentures and upon the exercise of options which are exercisable within 60 days of  April 1, 2010.

(2)
Includes options to purchase 345,764 Common Shares under the Incentive Plans at an exercise price of $1.5 per share expiring no later than September 2015 and options to purchase 715,849 Common Shares under the Special Plan at an exercise price of $1.5 per share expiring no later than September 2015. See Item 6, “Directors, Senior Management and Employees - Compensation of Directors and Officers.

(3)
Each of our directors and executive officers who is not separately identified in the above table beneficially owns less than 1% of our outstanding Common Shares (including options held by each such party and which are vested or will become vested within 60 days of April 1, 2010) and has therefore not been separately identified.

(4)
The options held by the directors and executive officers not separately identified in the above table have exercise prices ranging from $1.05 to $2.24 per share, and none of such options expires before 2015.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders.

The following table sets forth, as of April 1, 2010, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person known by the Company to own beneficially more than 5% of the outstanding Common Shares, based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

We determine beneficial ownership of shares under the rules of Form 20-F promulgated by the SEC and include any Common Shares over which a person possesses sole or shared voting or investment power, or the right to receive the economic benefit of ownership, or for which a person has the right to acquire any such beneficial ownership at any time within 60 days.

	Shares Beneficially Owned
Name and Address	Number	Percent (1)
Formula Systems (1985) Ltd. (2) 3 Abba Eban Boulevard Herzlia 46725, Israel	15,206,426	70

(1)          Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 21,602,460 Common Shares outstanding as of April1, 2010.

(3)           As of April 1, 2010, Emblaze beneficially owns 49.19% of the outstanding share capital of Formula. As such, Emblaze may be deemed to be the beneficial owner of the aggregate 15,206,426 Common Shares held directly by Formula Systems Ltd.  The address of Emblaze is 1 Emblaze Square, P.O.Box 2220, Industrial Park Ra'anana 43662, Israel.

Significant changes in holdings of major shareholders

1.	Formula

In June 2007, we entered into a private placement investment transaction (the "June 2007 Private Placement") with several institutional investors, private investors and Formula (which was then a holder of approximately 60% of our outstanding Common Shares) for an aggregate gross investment amount of $20 million (excluding finders' fees and out of pocket expenses), $6.5 million of which was invested by Formula.  As a result, we issued to Formula 2,166,666 Common Shares, at a price per share of $3.00 which reflected a premium of approximately 25% above the trading price of our Common Shares (as of the date our Board of Directors approved the investment).

From time to time following the June 2007 Private Placement, Formula has increased its beneficial shareholding in the Company through market purchases of additional Common Shares. From October 2007 through June 2008, Formula increased its holding of our Common Shares by approximately 914,858 Common Shares through purchases on the public market. See the Schedule 13D/A filed by Formula with the SEC on June 12, 2008 with respect to such purchases. From June 2008 through August 2008, Formula increased its holding of our Common Shares by approximately 2,201,010 additional Common Shares through purchases on the public market. See the Schedule 13D/A filed by Formula with the SEC on September 2, 2008 with respect to such purchases.  From September 2008 through November 2008, Formula increased its holding of our Common Shares by approximately 409,576 additional Common Shares through purchases on the public market. See the Schedule 13D/A filed by Formula with the SEC on December 11, 2008 with respect to such purchases.

As of April 1, 2010, Formula was the holder of approximately 70% of our outstanding Common Shares.

2.           Highbridge International LLC

Pursuant to the June 2007 Private Placement, Highbridge International LLC invested $6.5 million in the Company in return for the issuance of 2,166,667 Common Shares, which equaled 10.5% of our outstanding Common Shares at the time.

As of December 31, 2008, Highbridge International LLC no longer beneficially owns any of our outstanding Common Shares

Voting rights of major shareholders

The major shareholders disclosed above do not have different voting rights than other shareholders with respect to the Common Shares that they hold.

Holders of Record

As April 21, 2010 there were 75 holders of record of the Company’s Common Shares, including 50 holders of record with addresses in the United States who hold a total of 11,914,819 Common Shares, representing approximately 54% of our issued and outstanding Common Shares.  The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, because many of these Common Shares were held of record by nominees (including CEDE &Co., as nominee for a large number of banks, brokers, institutions and underlying beneficial holders of our Common Shares).  In particular, based on our inquiry, we are aware that many of the Common Shares that are beneficially held by Formula, a non-U.S. resident that holds approximately 70% of our outstanding Common Shares, are held of record via nominees located in the United States.

Control of the Company

Based on Formula’s beneficial holding of over 50% of the outstanding Common Shares of the Company, and based on Emblaze’s beneficial holding of 49.19% of the outstanding share capital of Formula, both Formula and Emblaze may be considered to control the Company.  We are unaware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B.           Related Party Transactions.

None.

C.           Interests of Experts and Counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information.

Financial Statements

See the Consolidated Financial Statements and related notes in Item 18.

Export Sales

In 2009, 67.3% of our revenues originated from customers located outside of Israel.  For information on our revenues breakdown by geographic market for the past three years, see Item 4, “Information on the Company – Business Overview - Geographical Distribution of Revenues.”

Legal Proceedings

In February 2008, a former employee of ours filed a claim against us for the amount that such former employee was required to pay to the Israel Tax Authorities approximately NIS 4.5 million (approximately $1.2 million as of December 31, 2009)-as a result of his exercise of stock options. We believe that such claim lacks merit, and we believe, based on the advice of its legal counsel, that we have a reasonable defense.

In addition we are a party to various other legal proceedings and claims that arise in the ordinary course of business. The total aggregate amount of exposure of such proceedings and claims, except for the above mentioned claim, is approximately $0.2 million.

We have made provision in our financial statements for an amount which we believe is sufficient to cover damages, if any, which may result from these claims.

Dispute with the Office of Chief Scientist

In June 2009, the Chief Scientist of the Israeli Ministry of Industry and Trade (“OCS”) imposed a lien in the amount of approximately NIS13 million (approximately $3.3 million) on certain of our bank accounts in connection with a historic dispute between us and the OCS concerning royalty payments which the OCS claimed is owing to the OCS in connection with past grants received by us from the OCS.

In September 2009, we signed a settlement agreement with the OCS pursuant to which we agreed to pay  the OCS an interim amount of NIS 6 million (approximately $1.6 million) in installments (of which an amount of NIS 2 million, approximately $0.5 million, was paid subsequent to balance sheet date). In addition, we are undergoing a technological review by the OCS based on the results of which, the amount owing to the OCS will be finally determined. As part of the settlement, the liens imposed by the OCS were removed. The interim payment is covered by an existing provision in our financial statements.

Dividend Policy

We have never declared or paid any cash dividends on our Common Shares and we do not anticipate paying cash dividends in the foreseeable future. It is the present intention of our Board of Directors to retain all earnings in the Company in order to support the future growth of our business. Any determination in the future to pay dividends will be dependent upon our consolidated results of operations, financial condition, cash requirements, future prospects and other factors.  For more information about distribution of dividends and various tax implications, see Item 10, “Additional Information - Memorandum and Articles of Association;” Item 10, “Additional Information – Exchange Controls,” and Item 10, “Additional Information – Taxation.”

B.           Significant Changes

On April 27, 2010, we entered into Share Purchase Agreement ("SPA") with Harcase Software Ltd. ("Harcase"), a company that develops, implements and promotes software solutions and provides related professional services for property and casualty insurance carriers, for the acquisition of all of the outstanding shares of Harcase from its selling shareholders.

Under the terms of the SPA, we will pay consideration in the amount of approximately $4,000, of which approximately $3,000 will be paid in cash and the remaining balance will be paid by issuance of 454,546 of ours common shares. In addition, we obligated to pay additional consideration to the selling shareholders of Harcase contingent upon achievement of certain performance targets as well as partially contingent upon continued employment of the selling shareholders.

Due to the fact that the acquisition occurred on April 27, 2010, we are currently evaluating the accounting treatment of the above acquisition on our financial statements.

ITEM 9.	THE OFFER AND LISTING

A.           Offer and Listing Details.

The Company’s Common Shares are quoted on the NASDAQ Capital Market and on the TASE under the symbol “SPNS”.

NASDAQ:

The table below sets forth the high and low market prices (in US dollars) for our Common Shares on the NASDAQ National Market (now known as the NASDAQ Global Market) until September 27, 2005 and on the NASDAQ Capital Market (formerly known as the NASDAQ SmallCap Market) thereafter on an annual basis for the years 2005 through 2009, and on the NASDAQ Capital Market on a quarterly basis for 2008, 2009, and the first quarter of 2010.

	HIGH	LOW
2005 (Annual)	$2.89	$1.00
2006 (Annual)	2.10	1.02
2007 (Annual)	3.66	1.20
2008 (Annual)	2.40	0.82
2009 (Annual)	2.00	0.76
2010 (Annual through March 31, 2010)	2.20	1.33
2008
First Quarter	$1.50	$1.01
Second Quarter	1.88	0.82
Third Quarter	2.40	1.32
Fourth Quarter	2.35	1.21
2009
First Quarter	$2.00	$0.76
Second Quarter	1.44	0.76
Third Quarter	1.27	0.85
Fourth Quarter	1.95	1.01
2010
First Quarter 2010	$2.20	$1.33

The table below sets forth the high and low market prices for our Common Shares on the NASDAQ Capital Market on a monthly basis during the most recent six-month period.

	HIGH	LOW

October 2009	$1.45	$1.01
November 2009	2.20	1.10
December 2009	1.78	1.23
January 2010	1.56	1.33
February 2010	1.57	1.36
March 2010	2.20	1.48

The closing price of our Common Shares on the NASDAQ Capital Market on April 1, 2010, being the last practicable date prior to publication of this annual report, was $2.04.

TASE:

Our Common Shares began trading on the TASE effective March 6, 2003. Under current Israeli law, the Company will satisfy its reporting obligations in Israel by furnishing to the applicable Israeli regulators only those reports the Company is required to file in the United States. The table below sets forth the high and low market prices, in US dollars, for our Common Shares on the TASE on an annual basis for the years 2005 through 2009 and on a quarterly basis for the years 2008, 2009, and the first quarter of 2010. The conversion from NIS into US dollars for the following two tables is based on the average monthly representative rate of exchange published by the Bank of Israel then in effect for the month in which such high or low was recorded, except for the month of March 2010 and the date of April 1, 2010, where the conversion is based on the representative rate of exchange as published by the Bank of Israel for the specific date recorded.

	HIGH	LOW

2005 (Annual)	$3.57	$1.23
2006 (Annual)	1.88	1.12
2007 (Annual)	3.89	0.97
2008 (Annual)	2.31	0.88
2009 (Annual)	2.06	0.92
2010 (Annual) (through March 31, 2010)	2.21	1.30

2008
First Quarter	$1.46	$1.08
Second Quarter	2.04	0.92
Third Quarter	2.38	1.56
Fourth Quarter	2.04	1.53

2009
First Quarter	$2.00	$0.94
Second Quarter	1.45	0.91
Third Quarter	1.44	0.94
Fourth Quarter	1.91	1.12

2010
First Quarter	$2.21	$1.30

The table below sets forth the high and low market prices for our Common Shares on TASE during the most recent six-month period:

	HIGH	LOW

October 2009	1.36	1.13
November 2009	1.91	1.27
December 2009	1.77	1.39
January 2010	1.60	1.30
February 2010	1.57	1.44
March 2010	2.21	1.30

The closing price of our Common Shares on the TASE on April 1, 2010, being the last practicable date prior to publication of this annual report, was $2.04.

B.           Plan of Distribution.

Not applicable.

C.           Markets.

The Company’s Common Shares are quoted on the NASDAQ Capital Market and on the TASE under the symbol “SPNS”.

D.           Selling Shareholders.

Not applicable.

E.           Dilution.

Not applicable.

F.           Expenses of the Issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.           Share Capital.

Not applicable.

B.           Memorandum and Articles of Association (the “Articles”).

1.	Registration and Purposes. The Company is organized and existing under the laws of the Netherlands Antilles. Its registered number is 53368.

The objects and purposes of the Company, which are itemized in Article II of the Articles, may be summarized as follows:

●	to establish, participate in or have any other interest in business enterprises concerned with the development and commercial operation of software;

●	to finance directly or indirectly the activities of the Company, its subsidiaries and affiliates;

●	to borrow and to lend moneys;

●	to engage in the purchase and sale of securities, futures, real estate, business debts, commodities and intellectual property;

●	to undertake, conduct and promote research and development;

●	to guarantee, pledge, mortgage or otherwise encumber assets as security for the obligations of the Company or third parties; and

●	to do all that may be useful or necessary for the attainment of the above purposes.

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

There are no preferences or any rights whatsoever associated with the Blank Preferred Shares. These shares are unissued and are not owned by any of the current shareholders of the Company. Any issuance of these preferred shares is solely within the discretion of the Company’s Board of Directors. The Company has undertaken toward the TASE that so long as its Common Shares are listed for trading on the TASE, the Company shall not issue or grant any shares of a different class of shares than those that are listed for trading on the TASE. This undertaking does not apply to Preferred Shares as defined in Section 46B(b) of the Israel Securities Law, on the condition that such Preferred Shares are issued in accordance with the conditions set forth in Section 46A(1) therein.

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

None

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

Taxation of Companies

General Corporate Tax Structure

Generally, Israeli companies are subject to "Corporate Tax" at their taxable income. On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decreased in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.   Capital gains are subject to tax at a rate of 25% (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003.

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax, commencing 2011, to the following tax rates: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, 2016 and thereafter – 18%.

However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

Law for the Encouragement of Industry (Taxes), 1969.

According to the Law for the Encouragement of Industry (Taxes), 1969 (“Industry Encouragement Law”), industrial companies are entitled to the following tax benefit, among others:

●	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

●	expenses involved with the issuance and listing of shares on the TASE or on a recognized stock market outside of Israel, are deductible over a three-year period;

●	the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli industrial companies; and

●	accelerated depreciation rates on equipment and buildings.

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

Under the terms of our approved enterprise, once we begin generating taxable net income, we will be entitled to a tax exemption with respect to the income derived from our approved enterprise program for two years and will be subject to a reduced company tax rate of between 10% and 25% for the following five to eight years, depending on the extent of foreign (non-Israeli) investment in our company during the relevant year. The tax rate will be 20% if the foreign investment level is more than 49% but less than 74%, 15% if the foreign investment level is more than 74% but less than 90%, and 10% if the foreign investment level is 90% or more. The lowest level of foreign investment during a particular year will be used to determine the relevant tax rate for that year. The period in which we receive these tax benefits is limited to 12 years from the year in which operations or production by the enterprise commenced or 14 years from the year in which approval was granted, whichever is the earlier (the "year of limitation"). The year of limitation does not apply to the exemption period. Dividends distributed from tax-exempt income would be taxed in respect of the gross amount distributed according to the company tax rate that would have been applicable had the company not been exempt from taxation that year. This rate is generally 10% to 25% depending on the extent of foreign investment in the company.

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

●	its major activity is in the field of biotechnology or nano-technology;

●
its revenues during the applicable tax year from any single market (i.e. country or a separate customs territory) do not exceed 75% of the privileged enterprise's aggregate revenues during such year; or

●
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

Taxpayers are required to include in their yearly income tax returns a report regarding their international transactions at arm’s length prices. The transfer pricing regulations have not had a material effect on the Company.

Taxation of Investments

The following discussion is a summary of certain anticipated tax consequences of an investment in the Common Shares under Netherlands Antilles tax laws, US federal income tax laws and Israeli laws.  The discussion does not deal with all possible tax consequences relating to an investment in the Common Shares.  In particular, the discussion does not address the tax consequences under state, local and other (e.g., non-US, non-Netherlands Antilles, non-Israel) tax laws.  Accordingly, each prospective investor should consult its tax advisor regarding the tax consequences of an investment in the Common Shares.  The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change.

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

●	an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

●
a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any political subdivision thereof, or the District of Columbia;

●	an estate, the income of which may be included in gross income for U.S. federal income tax purposes regardless of its source; or

●
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

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC,  if (taking into account certain “look-through” rules with respect to the income and assets of our corporate subsidiaries) either (i) 75% or more of our gross income for the taxable year was passive income, or (ii) the average percentage (by value determined on a quarterly basis) of our assets that are passive assets during the taxable year was at least 50%.  As discussed below, we believe that we were not a PFIC for 2009.

If we were a PFIC, each U.S. holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our Common Shares (including gain deemed recognized if our Common Shares are used as security for a loan) and upon receipt of certain excess distributions (generally, distributions that exceed 125% of the average amount of distributions in respect to such shares received during the preceding three taxable years or, if shorter, during the U.S. holder’s holding period prior to the distribution year) with respect to our Common Shares as if such income had been recognized ratably over the U.S. holder’s holding period for the shares.  The U.S. holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year prior to the first day of the first taxable year for which we were a PFIC.  Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year to which income is allocated, and an interest charge on the tax as so computed would also apply.  The tax liability with respect to the amount allocated to the taxable year prior to the taxable year of the distribution or disposition cannot be offset by any net operating losses.  Additionally, if we were a PFIC, U.S. holders who acquire our Common Shares from decedents (other than nonresident aliens) dying before 2010 would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the lessor of the decedent’s basis or the fair market value of such shares on the decedent's date of death.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2008.  We currently expect that we will not be a PFIC in 2010. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination.  Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years.  U.S. holders who hold our Common Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections.  U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our Common Shares in the event that we qualify as a PFIC.

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

Israeli Tax Considerations

Israeli Holders of Common Shares

Capital Gains From the Sale of Shares

Israeli law generally imposes a capital gains tax on the sale of capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between the “Real Gain” and the “Inflationary Surplus”. The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli CPI or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Gain is the excess of the total capital gain over the Inflationary Surplus.

As of January 1, 2006, the Israeli Income Tax Ordinance was amended (via the Law for Amendment of the Income Tax Ordinance (No. 147), 5765-2005) to provide that an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual has not demanded a deduction of interest and linkage differences in connection with the purchase and holding of the securities; and as long as the individual is not considered as a "substantial shareholder" of the company issuing the shares, i.e., a shareholder who holds directly or indirectly, including with others, at least 10% of any means of control in the company. A substantial shareholder (or a shareholder who has demanded a deduction of interest and linkage differences) will be subject to tax at a rate of 25% on real capital gains derived from the sale of shares issued by the company. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the twelve months preceding such date he or she had been a substantial shareholder. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Income Tax Law (Adjustment for Inflation) 1985 (the "Adjustments Law") (or certain regulations) at the time of publication of the aforementioned Law for Amendment of the Income Tax Ordinance (No. 147), 5765-2005, in which case the applicable tax rate is 25%. The foregoing tax rates, however, will not apply to (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (which shares may be subject to a different tax arrangement).

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

According to the tax reform legislation, non-residents of Israel are exempt from any capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel (including from the sale of our Common Shares), provided however that (i) such capital gains are not derived through a permanent establishment in Israel; (ii) such shareholders are not subject to the Adjustments Law; (iii) such shareholders did not acquire their shares prior to an initial public offering; and (iv) so long as our Common Shares remain listed for trading as described above. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (x) has a controlling interest of 25% or more in such non-Israeli corporation, or (y) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable for Israeli tax on the sale of our Common Shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Rate of Tax Applicable to Income from Dividends on Shares

In general, those individuals who are residents of Israel will owe tax at a rate of 20% on dividends received in connection with our Common Shares. Yet, individuals who are “significant shareholders” (see above) at the time of receiving the dividend, or at any time during the 12-month period preceding the receipt of dividend, will be subject to a tax rate of 25%. The tax rate in respect of dividends received by Israeli companies is, in general, 0%, but dividends that are derived from sources outside of Israel or that are generated or produced outside of Israel will be taxed at a rate of 25%. Dividends received by a taxable mutual fund will be subject to the 20% tax rate of an Israeli resident individual (for whom the income is not classified as “business” income). Generally, exempt mutual funds, pension funds and other entities that are exempt from tax under Section 9(2) of the Israeli Tax Ordinance are exempt from tax on such dividends. A “taxable mutual fund” is defined in the Israeli Tax Ordinance as a mutual fund whose agreement or prospectus irrevocably states that the fund is a mutual fund subject to tax. An “exempt mutual fund” is defined as a mutual fund whose agreement or prospectus irrevocably states that the fund is a mutual fund exempt from tax.

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

Although we are not registered and/or incorporated in Israel, the Israeli Tax Authority may contend that the "control and management" of our business is exercised in Israel and, therefore, we are considered a resident of Israel for tax purposes. In general, the test of “control and management” seeks to determine where the company’s policy is set and where its strategic resolutions are accepted. Accordingly, what is examined is the place in which the ability to direct and determine the business policy of the company is realized and the place in which the resolutions allowing the business of the company to be carried-out are accepted. The test of “control and management” is determined every tax year. Furthermore, since a substantial portion of our assets are located in Israel, our shares may be deemed by the Israeli Tax Authority as a right to assets in Israel. It should be noted that Israeli tax law does not provide clear guidelines regarding the manner in which the Israeli and non-Israeli assets of a non-Israeli company should be measured for purposes of determining whether the assets of such company are substantially located in Israel and whether its shares are deemed a right to assets in Israel. Therefore, it is uncertain whether our shares would be considered a right to assets in Israel.

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

Foreign Currency Risk. We conduct our business in various foreign currencies, primarily those of Israel and the UK, and to a lesser extent of Japan, Europe and Canada.  A devaluation of the NIS, GBP, Euro and the Japanese Yen in relation to the US dollar has the effect of reducing the US dollar amount of any of our expenses or liabilities which are payable in those currencies (unless such expenses or payables are linked to the US dollar) while reducing  the US Dollar amount of any of our revenues which are payable to us in those currencies.

Because exchange rates between the NIS, GBP, Euro and the Japanese Yen against the US dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reflected as financial expenses in our consolidated financial statements. A hypothetical 10% movement in foreign currency rates (primarily the NIS, GBP, Euro and Japanese Yen) against the US dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2010 sales revenues of approximately $3.6 million.

We monitor our foreign currency exposure and, from time to time, may enter into currency forward contracts or put/call currency options to hedge balance sheet exposure. We may use such contracts to hedge exposure to changes in foreign currency exchange rates associated with balance sheet balances denominated in a foreign currency and anticipated costs to be incurred in a foreign currency.  In 2009, we entered into hedging transactions, by purchasing put options in the total amount of $5.8 million, to protect against the devaluation of the US Dollar, in the range of NIS 3.80 – 4.00 per US dollar (i.e., pursuant to which we could sell up to such aggregate amount of US dollars in exchange for such number of Israeli shekels per US dollar. As of December 31, 2009, we did not have any put option contracts outstanding.

Except for the abovementioned put option contracts, as of December 31, 2009, we had no foreign exchange contracts, options contracts or other foreign hedging arrangements.

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

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15T.	CONTROLS AND PROCEDURES

A.           Disclosure Controls and Procedures. The President and Chief Executive Officer of the Company and the Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report (the “Evaluation Date”). Based on such evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow for timely decisions regarding required disclosure and that such information is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

B.           Management's Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our President and Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009. Notwithstanding the foregoing, there can be no assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to the ability to detect or uncover all failures of persons within the Company to disclose material information required to be set forth in our reports.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

C.           Changes in Internal Control Over Financial Reporting. Based on the evaluation conducted by our President and Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15 and 15d-15 under the Exchange Act, we have concluded that there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Mr. Yacov Elinav, a member of our Audit Committee, meets the definition of an “audit committee financial expert,” as defined under the applicable rules promulgated by the SEC.  All members of our Audit Committee, including Mr. Elinav, are "independent", as defined under the NASDAQ Listing Rules.

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

Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. The policies generally require the Audit Committee’s pre-approval of the scope of the engagement of our independent auditors or additional work performed on an individual basis. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors. During 2008 and 2009, 100% of the fees for services rendered by the Company’s independent auditors were pre-approved by the Audit Committee, in accordance with these procedures.

Fees Paid to Independent Auditors

The following table sets forth, for each of the years indicated, the aggregate fees billed by our independent auditors for types of services indicated:

	Year ended December 31,
	2009	2008
	(in thousands)
Audit Fees (1)	$202	$144
Audit Related Fees (2)	-	$40
Tax Fees (3)	$33	$28
All Other Fees (4)	$8	$26

Total	$243	$238

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

We did not effect any repurchases of our Common Shares during the 2009 fiscal year covered by this annual report.

Our controlling shareholder, Formula, conducted purchases of 12,108 of our Common Shares in the open market during such period.

ITEM 16F.         CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT.

None

ITEM 16G.        CORPORATE GOVERNANCE.

We have elected to follow our home country practice in lieu of the requirements set forth in NASDAQ Listing Rule 5250(d)(1) which require a domestic United States company to make available to its shareholders a copy of its annual report containing its audited financial statements in one of three specific ways.  Instead of distributing copies of our annual report by mail, furnishing an annual report in accordance with Rule 14a-16 under the Exchange Act or posting our annual report on our website and undertaking to provide a hard copy thereof free of charge upon request, we simply make our annual report available to shareholders via our website (http://www.sapiens.com/AnnualReports/).

We have submitted to NASDAQ a written statement from our independent Netherlands Antilles counsel which certified that our practice of not making the annual report available in accordance with NASDAQ rules, but rather making it available on our website, is not prohibited by Netherlands Antilles law.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

The Consolidated Financial Statements and related notes required by this Item are contained on pages F-1 through F-40 hereof.

INDEX TO 2009 CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 – F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Changes in Shareholders’ Equity	F-6 – F-8
Consolidated Statements of Cash Flow	F-9 – F-10
Notes to the Consolidated Financial Statements	F-11 – F-35

ITEM 19.    EXHIBITS

The exhibits filed with or incorporated into this annual report are listed immediately below.

1.1
Articles of Association of Sapiens International Corporation N.V., as amended on March 17, 2005 – incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 29, 2005.

4(a)1
Sapiens International Corporation N.V. 1992 Stock Option and Incentive Plan, as amended and restated – incorporated by reference to Exhibit 28.1 to the Company’s Registration Statement on Form S-8 (No. 33-64208), filed with the SEC on June 9, 1993, and to the Company's Registration Statement on Form S-8 (No. 333-10622), filed with the SEC on July 22, 1999.

4(a)2	Sapiens International Corporation N.V. 2003 Share Option Plan - incorporated by reference to Exhibit 4(c)2 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 28, 2007.

4(a)3
Sapiens International Corporation N.V. 2005 Special Incentive Share Option Plan - incorporated by reference to Exhibit 4(c)3 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 28, 2007.

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

SAPIENS INTERNATIONAL CORPORATION N.V.

	By:	/s/ Roni Al Dor
Roni Al Dor
President & Chief Executive Officer
Date: April 28, 2010

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SAPIENS INTERNATIONAL CORPORATION N.V.

We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. ("the Company") and its subsidiaries as of December 31, 2008 and 2009 and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sapiens International Corporation N.V. and its subsidiaries as of December 31, 2008 and 2009 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
April 28 , 2010	A Member of Ernst & Young Global

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,938	$11,172
Trade receivables (net of allowance for doubtful accounts of $ 881 and $ 904 at December 31, 2008 and 2009, respectively) (Note 3)	6,860	5,132
Other receivables and prepaid expenses (Note 4)	2,565	3,008

Total current assets	17,363	19,312

PROPERTY AND EQUIPMENT, NET (Note 5)	1,055	897

OTHER ASSETS:
Capitalized software development costs, net of accumulated amortization of $ 20,193 and $ 25,216 at December 31, 2008 and 2009, respectively (Note 6a)	14,391	13,540
Goodwill	8,621	8,621
Deferred income taxes (Note 11h)	2,159	1,806
Other, net (Note 6b)	1,588	1,598

Total other assets	26,759	25,565

Total assets	$45,177	$45,774
The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2008	2009
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term liabilities and convertible debt (Notes 8 and 9)	$5,745	$-
Trade payables	1,500	1,197
Other liabilities and accrued expenses (Note 7)	9,716	10,199
Deferred revenues	4,908	6,991

Total current liabilities	21,869	18,387

LONG-TERM LIABILITIES:
Other long-term liabilities (Note 9)	1,432	972

Total long-term liabilities	1,432	972

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

EQUITY (Note 12):
Sapiens shareholders' equity:
Share capital:
Preferred shares: Authorized - 1,000,000 of € 0.01 par value at December 31, 2008 and 2009; Issued and outstanding: None at December 31, 2008 and 2009	-	-
Common shares: Authorized - 30,000,000 of € 0.01 par value at December 31, 2008 and 2009; Issued - 21,941,882 shares at December 31, 2008 and 2009; Outstanding: 21,591,088 shares at December 31, 2008 and 2009	276	276
Additional paid-in capital	132,286	132,545
Treasury shares, at cost (350,794 shares at December 31, 2008 and 2009)	(2,423)	(2,423)
Accumulated other comprehensive loss	(1,669)	(1,590)
Accumulated deficit	(106,727)	(102,526)

Total Sapiens shareholders' equity	21,743	26,282
Non-controlling interest *)	133	133

Total equity	21,876	26,415

Total liabilities and equity	$45,177	$45,774

*)	Effective January 1, 2009, the Company reclassified non-controlling interest in equity, see also Note 2v for the adoption of ASC 810, "Consolidation - an Amendment of ARB No. 51".

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2007	2008	2009
Revenues:
Products	$5,632	$4,137	$3,123
Consulting and other services	36,763	39,397	42,572

Total revenues	42,395	43,534	45,695

Cost of revenues:
Products	3,277	2,482	1,874
Consulting and other services	22,306	23,975	24,697

Total cost of revenues	25,583	26,457	26,571

Gross profit	16,812	17,077	19,124

Operating expenses:
Research and development, net (Note 14a)	3,502	3,884	2,735
Selling, marketing, general and administrative	12,513	10,708	11,048

Total operating expenses	16,015	14,592	13,783

Operating income	797	2,485	5,341

Financial expenses, net (Note 14b)	2,798	2,236	880
Other expenses (income), net	109	(32)	-

Income (loss) before taxes on income	(2,110)	281	4,461

Taxes on income (Note 11)	338	584	260

Net income (loss)	(2,448)	(303)	4,201

Attributable to non-controlling interest	(96)	(41)	-

Net income (loss) attributable to Sapiens	$(2,544)	$(344)	$4,201

Basic net earnings (loss) per share attributable to Sapiens' shareholders (Note 2r)	$(0.14)	$(0.02)	$0.19
Diluted net earnings (loss) per share attributable to Sapiens' shareholders (Note 2r)	$(0.14)	$(0.02)	$0.19

Weighted-average number of shares used in computing basic net earnings (loss) per share	18,218	21,550	21,591
Weighted-average number of shares used in computing diluted net earnings (loss) per share	18,218	21,550	21,592

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

		Sapiens International Corporation N.V. shareholders
			Additional		Note	Accumulated other		Non
	Common shares		paid-in	Treasury	receivable	comprehensive	Accumulated	controlling	Total
	Shares	Amount	capital	shares	- shareholder	loss	deficit	interest *)	equity

Balance as of January 1, 2007	15,144,852	$185	$113,498	$(2,423)	$(975)	$(2,817)	$(103,539)	$78	$4,007

Net loss	-	-	-	-	-	-	(2,544)	96	(2,448)
Other comprehensive income:
Unrealized losses on available-for-sale marketable securities, net	-	-	-	-	-	(20)	-		(20)
Foreign currency translation adjustments	-	-	-	-	-	1,183	-	(81)	1,102
Other comprehensive income	-	-	-	-	-	-	-		1,082
Cumulative impact of change in accounting for uncertainties in income taxes	-	-	-	-	-	-	(300)		(300)
Exercise of options	29,569	**) -	69	-	-	-	-		69
Stock-based compensation	-	-	118	-	-	-	-		118
Loan settlement - Red Coral	(300,000)	**) -	(975)	-	975	-	-		-
Shares issued, net ***)	6,666,667	90	19,325	-	-	-	-		19,415

Balance as of December 31, 2007	21,541,088	$275	$132,035	$(2,423)	$-	$(1,654)	$(106,383)	$93	$21,943

Accumulated foreign currency translation adjustments						$(1,654)

*)           Effective January 1, 2009, the Company reclassified non-controlling interest in equity.
**)         Less than $ 1.
***)       Net of issuance expenses of $ 585.

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

		Sapiens International Corporation N.V. shareholders
					Accumulated
			Additional		other		Non
	Common shares		paid-in	Treasury	comprehensive	Accumulated	controlling	Total
	Shares	Amount	capital	shares	loss	deficit	interest *)	equity

Balance as of January 1, 2008	21,541,088	$275	$132,035	$(2,423)	$(1,654)	$(106,383)	$93	$21,943

Net loss	-	-	-	-	-	(344)	41	(303)
Foreign currency translation adjustments	-	-	-	-	(15)	-	(1)	(16)
Exercise of options	50,000	1	86	-	-	-	-	87
Stock-based compensation	-	-	165	-	-	-	-	165

Balance as of December 31, 2008	21,591,088	$276	$132,286	$(2,423)	$(1,669)	$(106,727)	$133	$21,876

Accumulated foreign currency translation adjustments					$(1,669)

*)           Effective January 1, 2009, the Company reclassified non-controlling interest in equity.

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

		Sapiens International Corporation N.V. shareholders
					Accumulated
			Additional		other		Non
	Common shares		paid-in	Treasury	comprehensive	Accumulated	controlling	Total
	Shares	Amount	capital	shares	loss	deficit	interest *)	equity

Balance as of January 1, 2009	21,591,088	$276	$132,286	$(2,423)	$(1,669)	$(106,727)	$133	$21,876

Net income	-	-	-	-	-	4,201	-	4,201
Foreign currency translation adjustments	-	-	-	-	79	-	-	79
Stock-based compensation	-	-	259	-	-	-	-	259

Balance as of December 31, 2009	21,591,088	$276	$132,545	$(2,423)	$(1,590)	$(102,526)	$133	$26,415

Accumulated foreign currency translation adjustments					$(1,590)

*)           Effective January 1, 2009, the Company reclassified non-controlling interest in equity.

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Cash flows from operating activities:

Net income (loss)	$(2,448)	$(303)	$4,201
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,037	5,122	5,365
Re-evaluation of warrants (series 1)	(71)	-	-
Amortization of convertible debt issuance expenses	228	268	226
Amortization of convertible debt discount and changes in embedded derivative	1,653	699	458
Loss on repurchase of convertible debt	109	314	2
Gain on disposal of property and equipment	-	(32)	-
Stock-based compensation	118	165	259
Gain on marketable securities and bonds	(29)	-	-
Decrease (increase) in trade receivables, net	4,090	(127)	1,932
Decrease (increase) in other receivables and prepaid expenses	259	(817)	(39)
Decrease (increase) in deferred income taxes and reserves	103	330	(34)
Increase (decrease) in trade payables	(1,038)	382	(295)
Increase (decrease) in other liabilities and accrued expenses	(385)	2,533	(315)
Increase in deferred revenues	493	1,235	1,778

Net cash provided by operating activities	7,119	9,769	13,538

Cash flows from investing activities:

Purchase of property and equipment	(190)	(768)	(324)
Increase in capitalized software development costs	(3,169)	(3,496)	(3,692)
Purchase of marketable securities and short-term deposits	-	(23)	-
Proceeds from sale of marketable securities and short-term deposits	41	-	-
Proceeds from sale of property and equipment	-	429	-

Net cash used in investing activities	(3,318)	(3,858)	(4,016)

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Cash flows from financing activities:

Decrease in short-term bank credit, net	(4,610)	(5,033)	-
Proceeds from employee stock options exercised	69	87	-
Proceeds from issuance of Common shares, net	19,415	-	-
Principal payments and repurchase of convertible debt	(7,818)	(5,495)	(5,824)
Principal payments of long-term loans	(1,000)	(487)	(627)

Net cash provided by (used in) financing activities	6,056	(10,928)	(6,451)

Effect of exchange rate changes on cash and cash equivalents	160	(170)	163

Increase (decrease) in cash and cash equivalents	10,017	(5,187)	3,234
Cash and cash equivalents at beginning of year	3,108	13,125	7,938

Cash and cash equivalents at end of year	$13,125	$7,938	$11,172

Supplemental cash flow activities:

Cash paid during the year for:

Interest	$1,992	$741	$454

Income taxes	$120	$159	$227

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.
Sapiens International Corporation N.V. ("the Company"), a member of the Formula Group, is a global provider of information technology ("IT") solutions that modernize business processes to enable insurance and other leading companies to quickly adapt to change. The Company's solutions, sold as customizable software modules, align IT with business demands for speed, flexibility and efficiency. The Company's solutions are supplemented by the Company's technology, methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications. The Company's Sapiens INSIGHT™ suite of solutions includes scalable insurance applications that the Company has developed for leading insurance organizations. The Company's service offerings include a standard consulting offering that helps customers make better use of IT in order to achieve its business objectives. The Company's core technology, Sapiens eMerge™, is a rules-based application development suite which enables rapid solution development for complex mission-critical enterprises to deliver new functionality, achieve legacy modernization and enterprise application integration.

b.	Revenues from a major customer accounted for 20%, 26% and 23% of total revenues for the years ended December 31, 2007, 2008 and 2009, respectively.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in United States ("U.S. GAAP").

a.
Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Accounting Codification Statement ("ASC") 830 (formerly SFAS No. 52), "Foreign Currency Matters". All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial expenses, net.

The financial statements of foreign subsidiaries, whose functional currency is not the dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as accumulated other comprehensive income (loss) in equity.

Foreign currency translation differences included in financial expenses (income), net, amounted to approximately $ 663, $ 336 and $ 247 for the years ended December 31, 2007, 2008 and 2009, respectively. See Note 14b for finance expenses.

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
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.
Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360 (formerly SFAS No. 144), "Property, Plant, and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2007, 2008 and 2009, no impairment losses have been identified.

h.
Capitalized software development costs:

Research and development costs incurred in the process of developing new products or product improvements, are charged to expense as incurred.

ASC 985 (formerly SFAS No. 86), "Software", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is generally established upon completion of a detailed program design.

Significant costs incurred by the Company and its subsidiaries between the establishment of technological feasibility and the point at which the product is ready for general release, have been capitalized, net of participation by the OCS.

The changes in capitalized software development costs during the year ended December 31, 2009 were as follows:

Capitalized software development costs

Balance as of January 1, 2009	$14,391
Capitalized software development costs	3,692
Amortization of software development costs	(4,623)
Effect of exchange rate differences	80

Balance as of December 31, 2009	$13,540

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

For the years ended December 31, 2007, 2008 and 2009, no impairment of capitalized software development costs exists.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.
Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350 (formerly SFAS No. 142), "Intangibles - Goodwill and Other", goodwill acquired in a business combination should not be amortized. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is allocated to one reporting unit and fair values are determined using market capitalization. Through 2009, no impairment losses were identified.

j.	Intangible assets: Intangible assets are stated at cost less accumulated amortization. Amortization is computed using the straight-line method as follows:

Prepaid royalties	15 years
Technologies, usage rights and other intangible assets	4-8 years

During 2007, 2008 and 2009, no impairment losses have been identified. As of December 31, 2009, all the intangible assets were fully amortized. See Note 6b.

k.
Revenue recognition:

Product revenues include software license sales and may also include implementation and customization services with respect to such software license sales. In addition, the Company also provides consulting services that are not deemed essential to the functionality of the license, as well as outsourcing IT services.

The Company recognizes revenue from software license sales in accordance with ASC 985-605 (formerly SOP 97-2), "Software Revenue Recognition", with respect to certain transactions. Under ASC 985-605, revenues from software product licenses are recognized upon delivery of the software provided there is persuasive evidence of an agreement, the fee is fixed or determinable, collection of the related receivable is probable and no further obligations exist. Revenues under multiple-element arrangements, which may include software licenses, support and maintenance, and training and consulting services, are allocated to each element under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. VSOE is determined for support and maintenance, training and consulting services based on the price charged when the respective elements are sold separately or renewed. The Company charges support and maintenance renewals at a fixed percentage of the total price of the licensed software products purchased by the customer. Under the residual method, the Company defers revenues related to the undelivered elements based on their VSOE of fair value and recognizes the remaining arrangement fee for the delivered elements.

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

Under certain circumstances, license revenue consists of license fees received, whereby under the terms of these license agreements the Company's software is modified to a customer's specific requirements. Each license is designed to meet the specific requirements of the particular customer. Fees are payable upon completion of agreed-upon milestones, such as delivery of specifications and technical documentation.

Revenues from license fees that involve implementation and customization of the Company's software to customer specific requirements are generated from fixed-price or time-and-materials contracts. Such revenues generated from fixed-price contracts are recognized in accordance with ASC 605-35 (formerly SOP 81-1), "Revenue Recognition - Construction-Type and Production-Type Contracts". Fixed-price contracts revenues are recognized using contract accounting on a percentage-of-completion method, over the period from signing of the license through to customer acceptance, in accordance with the "Input Method" or "Output Method". The amounts of revenues recognized are based on the total license fees under the license agreement and the percentage to completion achieved. According to the "Input Method", the percentage to completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. According to the "Output Method", the percentage to completion is determined by using technological or time-based milestones methods. The Company uses the "Input Method" when it has an enforceable right to services performed between milestones during the project.

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

Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology, and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2009, no estimated losses were identified. Under time-and-materials contracts, the Company is reimbursed for labor hours at fixed hourly billing rates, and recognizes revenues as the services are provided.

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

Consulting services that are not deemed essential to the functionality of the license provided on a "time and materials" basis are recognized as services are performed.

IT outsourcing services that mainly include maintenance of customers' applications integrated on the Company's license performed on a fixed fee basis are recognized on a straight line basis over the contractual period that the services are rendered, since no other pattern of outputs is discernible. Revenues from IT outsourcing services that are performed on a "time and materials" basis are recognized as services are performed.

l.
Investment in affiliate:

For the purposes of these financial statements, an affiliated company is a company held to the extent of 20% or more, or a company less than 20% held, in which the Company can exercise significant influence over operating and financial policy of the affiliate. If the Company lacks the ability to exercise significant influence over operating and financial policies of its affiliated company, the investment should be accounted for on a cost basis.

The Company's investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. As of December 31, 2009, the Company's investments are accounted for on a cost basis and no impairment losses have been identified.

m.	Advertising expenses: Advertising expenses are charged to the statement of operations as incurred.

n.
Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC 740 (formerly SFAS 109), "Income Taxes". This Statement prescribes the use of the asset and liability method, whereby deferred tax assets and liability account balances are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

ASC 740 (formerly FIN 48) addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.
Concentrations of credit risk:

Financial instruments that potentially subject the Company and certain of its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, and trade receivables.

The Company's cash and cash equivalents are invested in deposits with major international financial institutions. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.  Management believes that the financial institutions that hold the Company's investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

The Company's trade receivables are generally derived from sales to large and solid organizations located mainly in Europe, North America and Israel. The Company performs ongoing credit evaluations of its customers and has established an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and other information. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

No off-balance sheet concentrations of credit risk exist.

p.
Fair value of financial instruments:

The carrying amounts of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their generally short-term maturities.

Effective January 1, 2008, the Company adopted ASC 820 (formerly SFAS 157), "Fair Value Measurements and Disclosures". ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1- Level 2- Level 3-
Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Include other inputs that are directly or indirectly observable in the marketplace.
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
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.
Derivatives and hedging:

Accounting Codification Statement No. 815 (formerly SFAS No. 133), "Derivatives and Hedging", as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. The Company uses derivatives to hedge certain cash flow foreign currency exposures in order to further reduce the Company's exposure to foreign currency risks.

The Company enters into put option contracts to hedge certain transactions denominated in foreign currencies. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. The Company's put option contracts did not qualify as hedging instruments under ASC 815.

Changes in the fair value of put option contracts are reflected in the consolidated statements of operations as financial income or expense.

In 2007, 2008 and 2009, the Company entered into put option contracts in the amount of $ 2,500, $ 10,800 and $ 5,800, respectively that converted a portion of its floating currency liabilities to a fixed rate basis for a six month period, thus reducing the impact of the currency changes on the Company's cash flow. In 2007, 2008 and 2009, the Company recorded a gain of $ 158, $ 106 and $ 135, respectively, with respect to the above transactions, presented in the statements of operations as financial income.

r.
Basic and diluted net earnings (loss) per share:

Basic and diluted net earnings (loss) per share are presented in accordance with ASC Topic 260, "Earnings per Share", for all periods presented.

Basic net earnings (loss) per share have been computed using the weighted-average number of Ordinary shares outstanding during the year. Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus the weighted average number of dilutive potential Ordinary shares considered outstanding during the year.

For the years ended December 31, 2007 and 2008, all the outstanding options, convertible notes and warrants have been excluded from the computation of diluted net loss per share, since their effect is anti-dilutive.

For the year ended December 31, 2009, 2,878,792 options as well as all convertible notes and warrants have been excluded from the computation of diluted earnings per share, since their effect is anti-dilutive. 472 options were included in the computation of diluted earnings per share.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.
Stock-based compensation:

The Company applies ASC 718, and ASC 505-50, "Equity-Based Payments to Non-Employees", with respect to options and warrants issued to non-employees. ASC 718 requires the use of an option valuation model to measure the fair value of the options and warrants at the measurement date as defined in ASC 505-50.

ASC 718 requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model, where applicable. Share-based compensation expense recognized in the Company's consolidated statements of operations for 2007, 2008 and 2009 includes compensation expense for share-based awards granted (i) prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of ASC 718, and (ii) subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of ASC 718.

The Company recognizes these compensation costs net of a forfeiture rate and recognizes the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is the option vesting term of four years. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company estimates the fair value of stock options on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31,
	2007	2008	2009

Expected term	6.25 years	4.25 years	4.25 years
Dividend yield	0%	0%	0%
Expected volatility	89%	78%	90%- 93%
Risk-free interest rate	4.2%	2.95%	1.79% - 2.46%

The risk-free interest rate assumption is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term as of the Company's employee stock options. The dividend yield assumption is based on the Company's historical and expectation of future dividend payouts. The expected term of the options represents the period of time that the options are expected to be outstanding and is based on the simplified method, as allowed under Staff Accounting Bulletin 110, which is the midpoint between the vesting date and the end of the contractual term of the options. It should be noted that in 2008 and 2009, the Company granted options with contractual term of six years (ten years in 2007). The Company used its historical volatility for calculating volatility in accordance with ASC 718.

The Company estimates the fair value of stock options with market conditions using the Binominal option-pricing model.

Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense on a straight-line basis over the requisite service period for each of the awards. In 2008 and 2009, the Company granted 244,000 and 292,012 stock options to employees, respectively.

In 2008 and 2009, there were no options and warrants granted to non-employees.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.
Accrued severance pay:

The liability of the Company's subsidiaries in Israel for severance pay is calculated pursuant to Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The liability for its employees in Israel is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's consolidated balance sheet.

In addition, the Company signed collective agreements with few of its employees, according to which the Company's contributions for severance pay shall be instead of severance compensation and that upon release of the policy to the employee, no additional payments shall be made by the Company to the employee. Generally, the Company pays to all its employees the entire liability, irrespective of the collective agreements described per above. Therefore, the net obligation related to the employees is stated on the balance sheet as accrued severance pay.

In addition, some of the Company's agreements with its employees are in accordance with section 14 of the Severance Pay Law, 1963, under which the Company's contributions for severance pay shall be in lieu of severance compensation and upon release of the policy to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee.

The deposited funds include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies.

Severance expense for the years 2007, 2008 and 2009 amounted to approximately $ 502, $ 1,588 and $ 307, respectively.

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

Expense for contributions made to these plans was $ 178, $ 154 and $ 110 for 2007, 2008 and 2009, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.
Impact of recently issued accounting standards:

In October 2009, the FASB issued ASU 2009-13, "Revenue Recognition (ASC Topic 605)-Multiple-Deliverable Revenue Arrangements" ("ASU 2009-13"). ASU 2009-13 amends the criteria in ASC Subtopic 605-25, "Revenue Recognition-Multiple-Element Arrangements", for separating consideration in multiple-deliverable arrangements. This Update addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 modifies the requirements for determining whether a deliverable can be treated as a separate unit of accounting by removing the criteria that verifiable and objective evidence of fair value exists for the undelivered elements. This guidance eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: a) vendor-specific objective evidence; b) third-party evidence; or c) estimates. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company has chosen not to early adopt ASU 2009-13. The Company is currently evaluating the potential impact, if any, of the adoption of the Standard on its consolidated financial statements.

In October 2009, the FASB also issued an update to ASC Topic 985-605, "Software Revenue Recognition", which changes revenue recognition for tangible products containing software and hardware elements. Specifically, tangible products containing software and hardware that function together to deliver the tangible products' essential functionality are scoped out of the existing software revenue recognition guidance and will be accounted for under the multiple-element arrangements revenue recognition guidance discussed above. The Standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company has chosen not to early adopt the standard. The Company is currently evaluating the potential impact, if any, of the adoption of the Standard on its consolidated financial statement.

v.
Adoption of new accounting standards:

In June 2009, the FASB issued ASU No. 2009-01, Topic 105, "Generally Accepted Accounting Principles Amendments" based upon Statement of Financial Accounting Standards No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a Replacement of FASB Statement 162" ("ASU 2009-01"). ASU 2009-01 establishes the FASB ASC as the single source of authoritative accounting principles to be applied to financial statements of nongovernmental entities in conformity with U.S. GAAP. ASU 2009-01 was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company's adoption of ASU 2009-01 did not affect its consolidated results of operations or financial condition.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2007, the FASB issued new authoritative accounting guidance under FASB ASC Topic 810 (formerly SFAS No. 160) which establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. ASC Topic 810 clarifies that a non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, ASC Topic 810 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. ASC Topic 810 is effective for fiscal years beginning on or after December 15, 2008. The adoption of ASC Topic 810 on January 1, 2009 did not have a material impact on the Company's financial position or results of operations.

NOTE 3:	TRADE RECEIVABLES

The Company's net trade receivables are composed of accounts receivable in the amounts of $ 6,677 and $ 5,062 as of December 31, 2008 and 2009, respectively and unbilled receivables in the amounts of $ 183 and $ 70 as of December 31, 2008 and 2009, respectively.

Bad debt expense totaled $ 195, $ 411 and $ 32 for the years ended December 31, 2007, 2008 and 2009, respectively.

NOTE 4:	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2008	2009

Prepaid expenses	$983	$1,169
Deferred income taxes	1,061	1,448
Others	521	391

	$2,565	$3,008

NOTE 5:             PROPERTY AND EQUIPMENT, NET

	Cost		Accumulated depreciation
	December 31,
	2008	2009	2008	2009

Equipment and furniture	$2,057	$2,055	$1,688	$1,759
Computer equipment and software	13,117	13,529	12,501	13,030
Motor vehicles	85	147	63	75
Leasehold improvements	1,583	1,638	1,535	1,608

	$16,842	$17,369	$15,787	$16,472

Depreciation expense totaled $ 583, $ 550 and $ 475 for the years 2007, 2008 and 2009, respectively.

As for pledges, see Note 10.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 6:	OTHER ASSETS

a.
Amortization expense for capitalized software development costs for 2007, 2008 and 2009, was $ 3,035, $ 4,224 and $ 4,623, respectively. Amortization expense is included in cost of revenues.

In 2008 and 2009, $ 62 and $ 65, respectively, of interest expense was capitalized in respect of software development costs.

b.	Other assets, net, are comprised of the following:

	Cost		Accumulated amortization		Other assets, net
	December 31,
	2008	2009	2008	2009	2008	2009

Prepaid royalties	$2,074	$2,074	$2,074	$2,074	$-	$-
Technologies and usage rights	1,701	1,701	1,701	1,701	-	-
Deferred debt issuance costs (1)	1,528	-	1,287	-	241	-

	$5,303	$3,775	$5,062	$3,775	241	-
In addition, other assets include:

Severance pay fund					900	1,104
Long-term deposits					250	254
Other					197	240

					1,347	1,598

					$1,588	$1,598

(1)	As to the issuance of debentures, options (series A) and warrants (series 1), see Note 8.

                                     Amortization of other assets charged to expenses was $ 647, $ 618 and $ 493 for 2007, 2008 and 2009, respectively.

NOTE 7:	OTHER LIABILITIES AND ACCRUED EXPENSES

	December 31,
	2008	2009

Employees and related payroll accruals *)	$3,330	$2,837
Sales and other taxes payable	926	1,242
Accrued royalties to the OCS (Note 10a)	3,377	3,114
Accrued expenses and other liabilities	2,083	3,006

	$9,716	$10,199

*) Including accrual for vacation	$1,089	$1,033

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:             CONVERTIBLE DEBT

During December 2003, the Company completed an offering of securities on the Tel-Aviv Stock Exchange ("TASE") in Israel, resulting in gross proceeds of NIS 75.2 million (approximately $ 17,100). The price per unit was NIS 752 (approximately $ 171.14) with 100,000 units sold. Each of the units consists of 800 debentures (series A), two options (series A) exercisable into debentures (series A) and six warrants (series 1) exercisable into Common shares of the Company.

The debentures (series A) were linked to the U.S. dollar with a floor exchange rate of NIS 4.394 to the dollar, and bear annual interest at the rate of 6.0%, payable twice a year commencing on June 5, 2004 and ending on December 5, 2009. Principal is payable in four installments on December 5 of the years 2006-2009. The debentures (series A) were convertible into Common shares at a conversion rate of one Common share per each NIS 27 (approximately $ 6.14) amount of the debentures, linked to the NIS/dollar exchange rate, with a floor exchange rate of NIS 4.394 to the dollar.

Each option (series A) was exercisable into 100 debentures (series A) no later than March 3, 2004 at an exercise price of NIS 96 (approximately $ 21.85), of which 179,663 options (series A) were exercised into debentures (series A) in 2004, with a total exercise price of approximately $ 3,800. 105,225 of the options (series A) were exercised by one of the Company's subsidiaries in Israel. The remaining options expired. All the warrants (series 1) that were exercisable into Common shares of the Company expired on November 21, 2007, without being exercised.

The debentures (series A), options (series A) and warrants (series 1) were, traded on TASE only. Any Common shares issued upon conversion of the debentures (series A) will be traded on both TASE and NASDAQ.

The conversion feature and the floor rate to the dollar payments were evaluated and determined under ASC 815 to have characteristics of liabilities and therefore, accounted for as derivative liabilities. Each reporting period, these derivative liabilities were marked to fair value with the non-cash gain or loss recorded in the period. At December 31, 2009 and 2008, the aggregate derivative liabilities were $ 0 and $ 900, respectively classified on the balance sheet as "convertible debentures". The valuation of the embedded derivatives was determined by the Black and Scholes model and the Lattice model.

During the years 2007, 2008 and 2009, the Company re-purchased an aggregate amount of NIS 15,000, NIS 7,600 and NIS 1,600  nominal value, respectively, representing $ 3,500, $ 2,090 and $ 400 of the outstanding debentures (series A) that were retired and removed from circulation on the TASE.

On December 5, 2009, the Company repaid the fourth and final payment of the principal of the debentures (series A).

As of December 31, 2008 and 2009, the net balance of the convertible debt was $ 5,380 and $ 0, respectively. Amortization of the deemed discount and the changes in the fair value of the embedded derivatives charged to expenses were $ 308 and $ 459 for 2008 and 2009, respectively. The debt issuance expenses, which are classified as other assets (Note 6b), and the deemed discount, are amortized over the term of the debentures (series A), using the effective interest rate method.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:	OTHER LONG-TERM LIABILITIES

				December 31,
	Linkage	Interest	Maturity	2008	2009
		%

Other long-term liability *)	GBP	-	Through 12/2008	$365	$-
Other long-term debt	Japanese Yen	1.47	2/2011	174	15

				539	15
Less - current maturities of long-term liabilities				(365)	-

				174	15
Accrued severance pay				1,136	938
Others				122	19

				$1,432	$972

*)	See Note 6b(1).

Interest expense in respect of the above liabilities was approximately $ 60, $ 5 and $ 1 for 2007, 2008 and 2009, respectively.

NOTE 10:	COMMITMENTS AND CONTINGENT LIABILITIES

a.
Sapiens Technologies (1982) Ltd. ("Technologies"), a subsidiary incorporated in Israel, partially financed its research and development expenditures under programs sponsored by the Office of Chief Scientist ("OCS") for the support of certain research and development activities conducted in Israel.

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

Royalties accrued amounted to approximately $ 930, $ 760 and $ 577 in 2007, 2008 and 2009, respectively, and are included in cost of revenues.

During 2009, the Company paid an amount of $ 1,100 with respect to royalties payable to the OCS. In addition, subsequent to balance sheet date, the Company paid an additional amount of $ 540 with respect to royalties payable to the OCS. As of December 31, 2009, the Company had a contingent liability to pay royalties of approximately $ 6,400. The total amount of the contingent liability due to royalties is currently negotiated by the Company with the OCS.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.
The Company and its subsidiaries lease various office equipment, computers, office space, and motor vehicles through operating leases. Office lease agreements expire in the years 2010 to 2011 (some with renewal options). Future minimum lease payments for the next five years and thereafter are as follows:

Operating leases

2010	$2,105
2011	925
2012	117
2013	117
2014 and thereafter	64

Total future minimum lease payments	$3,328

Rent expense for the years 2007, 2008 and 2009 was $ 1,820, $ 1,763 and $ 1,556, respectively.

c.
In February 2008, a former employee filed a claim against the Company for the amount that such employee was required to pay to the Israel Tax Authorities of approximately NIS 4,562 thousand (approximately $ 1,208 as of December 31, 2009) as a result of his exercise of stock options. The Company believes that such claim lacks merit and the Company, based on the advice of its legal counsel, believes that it has a reasonable defense.

In addition, the Company is a party to various other legal proceedings and claims that arise in the ordinary course of business. The total aggregate amount of exposure of such proceedings and claims, except for the above mentioned claim, is approximately $ 157.

The Company has provided an amount which it believes is sufficient to cover damages, if any, which may result from these claims, in accordance with ASC 450, "Contingencies".

d.	As for tax assessments, see Note 11d.

e.
The Company's leased assets are pledged to the finance companies that provided the lease financing and the banks providing credit lines. The pledges are for various terms depending on the asset leased.

The Company has provided bank guarantees in the amount of approximately $ 398 as security for the rent to be paid for its leased offices in Israel. The lease is valid for approximately six years ending in 2010. If the Company were to breach certain terms of its lease, the lessor could demand that the banks providing the guarantees pay amounts claimed to be due.

As of December 31, 2009, the Company has provided bank guarantees in the amount of approximately $ 162 as security for the performance of various contracts with customers and suppliers. If the Company were to breach certain terms of such contracts, the customers or the suppliers could demand that the banks providing the guarantees pay amounts claimed to be due.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	TAXES ON INCOME

a.
Net operating losses carryforwards:

At December 31, 2009, the Company's subsidiary in the U.S. had net operating loss carryforwards for U.S. federal income tax purposes of approximately $ 3,000. The losses are to be used and will expire between 2010 and 2020.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

In addition, the Company had net operating losses carryforwards relating to non-U.S. subsidiaries totaling approximately $ 47,000 which are available to offset future taxable income. Generally, a majority of such amounts have no expiration date.

b.
Israeli corporate tax structure:

The rate of the Israeli corporate tax is as follows: 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 - 25%.  Tax at a reduced rate of 25% applies on capital gains arising after January 1, 2003, instead of the regular tax rate.  In July 2009, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting in 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

c.
Israeli corporate tax structure:

Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

Sapiens Technologies has been granted "Approved Enterprise" status for a number of investment programs approved by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 ("the Capital Investments Law").

According to the provisions of the Capital Investments Law, Sapiens Technologies has elected the "alternative benefits track" - the waiver of grants in return for tax exemption and, accordingly, it is tax-exempt for a period of two to four years commencing from the year it first earns taxable income and to a reduced corporate tax rate of 10% - 25% for an additional period of three to eight years (depending on the level of foreign-investment in Technologies). These tax benefits are subject to a limitation of the earlier of twelve years from commencement of operations, or fourteen years from receipt of the approval. This limitation does not apply for the years of tax exemption. The Capital Investments Law also grants entitlement to claim accelerated depreciation on machinery and equipment used by the "Approved Enterprise", during the first five years, which the Company claims.

Income from sources other than the "Approved Enterprise" during the benefit period is subject to tax at the regular corporate tax rate of 26% in 2009, 25% in 2010, 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Capital Investments Law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises".

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	TAXES ON INCOME (Cont.)

In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, plus a consumer price index linkage adjustment and interest.

In the event Sapiens Technologies distributes a dividend out of the retained tax exempt profits, such profits will be subject to corporate tax in the year the dividend is distributed, in respect of the gross amount of the dividend distributed and at a rate that would have been applicable had the Company not elected the "alternative benefits track" (10%-25%, depending on the level of foreign investment in the Company). In addition, the dividend recipient is subject to tax at a reduced rate of 15% applicable to dividends from "Approved Enterprises" if the dividend is distributed during the exemption period or within 12 years thereafter.  This tax must be withheld by Sapiens at the source. However, in the event that the Company qualifies as a Foreign Investors Company, there would be no such limitation.

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment sets forth the scope of enterprises which may qualify as a Privileged Enterprise (under the Amendment, the designation is Beneficiary Enterprise rather than Approved Enterprise) by setting forth criteria for qualification of a company, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise's income will be derived from export and that minimum qualifying investments in productive assets be made. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

Under the Amendment, the year in which the company elects to commence its tax benefits is designated as the year of election ("Year of Election"). A company may choose its Year of Election by notifying the Israeli Tax authorities in connection with filings its annual tax return or within 12 months after the end of the Year of Election, whichever is earlier, or by requesting a pre-ruling ruling from the Israeli tax authorities no later than within 6 months after the end of the Year of Election. As a result of the Amendment among others, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2009, the Company did not generate income under the Amendment.

d.
Commencing 2005, the Company's Israeli subsidiaries have elected to file their tax returns under the Israeli Income Tax Regulations 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). Accordingly, commencing 2005, results for tax purposes are measured in terms of U.S. dollars.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	TAXES ON INCOME (Cont.)

e.
Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

Management believes that Sapiens Technologies is currently qualified as an "industrial company" under the above law and as such, enjoys tax benefits, including:

(1)	Deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period;
(2)	The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company;
(3)	Accelerated depreciation rates on equipment and buildings; and
(4)	Expenses related to a public offering on the Tel-Aviv Stock Exchange and as of 1.1.2003 on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

f.	Income taxes on non-Israeli subsidiaries: Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

g.
Tax positions:

Technologies and some of the Company's group entities have final tax assessments through the year 2004. At December 31, 2009, the Company had a liability for unrecognized tax benefits of $ 300. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,
	2008	2009

Balance at the beginning of the year	$150	$160
Additions based on tax positions taken during the current period	-	130
Addition of interest related to the unrecognized tax liabilities from previous years	10	10

Balance at the end of the year	$160	$300

h.
Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries' deferred tax assets are as follows:

	December 31, 2008		December 31, 2009
	Current	Non- current	Current	Non- current

Tax loss carryforwards	$1,159	$14,347	$1,472	$11,477
Temporary differences	331	(1,742)	485	(2,143)

Gross deferred tax assets	1,490	12,605	1,957	9,334
Less - valuation allowance	(429)	(10,446)	(509)	(7,528)

Net deferred tax asset	$1,061	$2,159	$1,448	$1,806

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	TAXES ON INCOME (Cont.)

During the year ended December 31, 2009, the Company and its subsidiaries have decreased the deferred income taxes assets resulting from tax loss carryforwards and temporary differences by $ 2,804 and decreased the related valuation by $ 2,838. Management currently believes that it is more likely than not that the deferred income taxes regarding the loss carryforwards and other temporary differences, on which a valuation allowance has been provided, will not be realized in the foreseeable future.

Provisions for income tax expense are comprised of the following:

	Year ended December 31,
	2007	2008	2009

Current (foreign)	$235	$253	$294
Deferred (foreign)	103	331	(34)

	$338	$584	$260

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

i.
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations, is as follows:

	Year ended December 31,
	2007	2008	2009
Income (loss) before taxes on income, as reported in the statements of operations	$(2,110)	$281	$4,461

Tax rates	29%	27%	26%

Theoretical taxes on income (tax benefit)	$(612)	$76	$1,160
Increase in taxes resulting from:
Effect of different tax rates	55	77	77
Utilization of carryforwards tax loss for which valuation allowance was provided	(419)	(391)	(32)
Non-deductible expenses and tax exempt income	39	43	(97)
Taxes and deferred taxes in respect of previous years	105	34	53
Change in deferred taxes during the year	(374)	(437)	(1,618)
Deferred taxes for which valuation allowance was provided	1,527	1,157	691
Others	17	25	26
Taxes on income, as reported in the statements of operations	$338	$584	$260

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

j.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2007	2008	2009

Domestic	$(4,471)	$(3,678)	$(930)
Foreign	2,361	3,959	5,391

	$(2,110)	$281	$4,461

NOTE 12:	EQUITY

a.	Common shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.
In June 2007, the Company entered into a private placement investment transaction with several institutional investors, private investors, and Formula for an aggregate gross investment amount of $ 19,415 (net of issuance expenses of $ 585). The Company issued the investors an aggregate of 6,666,667 Common shares at a price per share of $ 3.00.

c.
Stock option plan:

Stock options granted under the Company's 1992 Stock Option and Incentive Plan ("the 1992 Stock Plan") to employees, directors and service providers are exercisable at the fair market value of the Company's Common shares on the date of grant and, subject to termination of employment, expire ten years from the date of grant and are generally exercisable in four equal annual installments commencing one year from the date of grant, unless otherwise determined by the Compensation Committee of the Company's Board of Directors.

In 2003, the Company's Board of Directors and shareholders authorized the extension of the 1992 Stock Plan until April 2012. Also in 2003, the Company's Board of Directors and shareholders approved the 2003 Share Option Plan ("the 2003 Option Plan"), including the reservation of 500,000 Common shares for grant pursuant to such plan. The 1992 Stock Plan and the 2003 Option Plan are referred to together as "the Plan". In August 2004, the Company's shareholders approved an increase of the number of Common shares available for grant pursuant to the Plan by an additional 500,000 shares.

In November 2005, the Company's Board of Directors approved a new Incentive Stock Option Plan ("the Special Plan"). The number of Common shares available for grants pursuant to the Special Plan was set at 2,000,000 shares. The Special Plan is intended to be used solely to attract or retain senior management and/or Board members. Options granted pursuant to the Special Plan will have an exercise price of $ 3.00, will be locked for up to five years, and will be contingent upon the optionee providing services to the Company throughout the entire five year period. In the event of a change of control of the Company, the vesting of such options will be accelerated.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	EQUITY (Cont.)

In April 2009, the Company's Board of Directors approved a re-pricing of some of the Company's stock options held by Company's management. As a result of the re-pricing, 1,985,650 stock options at an exercise price range of $ 1.74 to $ 5.30 were re-priced to 1,554,627 stock options at an exercise price of $ 1.50 per share (925,870 stock options from the 1,554,627 are at market conditions (a kick-in feature of $ 2.10 market price)). The Company accounted for the re-pricing of the options above in accordance with ASC 718, as a modification. The Company used the Black-Scholes valuation model to calculate the incremental fair value for the re-priced options, except for the options with market conditions, for which a Binominal model was used. In addition, the expected term of the options before the re-pricing was calculated using the Binomial model. Since there was no incremental value as a result of the modification, no additional expense was recorded in respect of the re-pricing of the respective options.

As of December 31, 2009, 1,365,204 options to Common shares of the Company are available for future grant. Any options, which are forfeited or cancelled before expiration, become available for future grant under the Plan.

A summary of the stock options activities in 2009 is as follows:

	Year ended December 31, 2009
	Amount of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		$	Years	$

Outstanding at beginning of year	2,698,350	3.45	6.37
Granted	286,012	1.24	5.42
Expired and forfeited	677,399	4.24	5.14

Outstanding at end of year	2,306,963	2.16	5.23	224,728

Vested and expected to vest at end of year	2,276,720	2.17	5.23	218,852

Exercisable options at end of year	1,702,103	2.44	5.21	107,208

The aggregate intrinsic value is the difference between the Company's closing stock price on the last trading day of the fiscal year 2009 and the exercise price, multiplied by the number of in-the-money options that would have been received by the option holders had all option holders exercised their options on December 31, 2009. This aggregate intrinsic value changes based on the fair market value of the Company's shares.

The weighted average grant date fair values of the options granted during the years ended December 31, 2007, 2008 and 2009 were $ 1.38, $ 0.64 and $ 0.59, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2008 and 2009 was $ 18, $ 97 and $ 0, respectively. Compensation expense recognized amounted to $ 115, $ 165 and $ 259 for the years ended December 31, 2007, 2008 and 2009, respectively.

As of December 31, 2009, there was $477 of total unrecognized compensation cost related to non-vested options granted under the Plan and the Special Plan, which is expected to be recognized over a period of up to four years.

Upon exercise of options by employees, the Company satisfies the requirements by issuing newly issued shares.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	EQUITY (Cont.)

d.	Warrants: In 2005, warrants were granted to advisory board members. As of December 31, 2009, warrants are outstanding as follows:

Warrants to Common shares	Weighted average exercise price per share	Warrants exercisable	Exercisable through

11,000	$2.00	11,000	May 2015
17,000	$2.24	17,000	February 2015

28,000	$2.15	28,000

These warrants were measured at fair value (according to the Black-Scholes option pricing model) with the following assumptions: Risk free rate of 3.5%, dividend yields of 0%, expected volatility of 80% and contractual life of ten years. Total compensation expense amounted to $ 25, of which $ 3, $ 0 and $ 0 were recorded in 2007, 2008 and 2009, respectively.

e.
The total stock-based compensation expenses related to all of the Company's equity-based awards recognized for the years ended December 31, 2007, 2008 and 2009 was $ 118, $ 165 and $ 259, respectively. The total stock-based compensation expenses were recorded as general and administrative expenses.

NOTE 13:	GEOGRAPHIC INFORMATION

a.
The Company operates in a single segment as a provider of software solutions. See Note 1 for brief description of the Company's business. The data below is presented in accordance with ASC 280, "Segment Reporting".

b.	Geographic information: The following is a summary of operations within geographic markets.

		Year ended December 31,
		2007	2008	2009
1.	Revenues:

	U.K.	$13,417	$11,612	$12,323
	North America	10,061	7,846	7,759
	Israel	13,824	16,141	14,922
	Japan	4,071	6,375	9,950
	Europe	1,022	1,560	741

		$42,395	$43,534	$45,695

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	GEOGRAPHIC INFORMATION (Cont.)

		December 31,
		2008	2009
2.	Long-lived assets:

	Netherlands Antilles	$8,862	$8,621
	Israel	16,078	15,319
	Rest of the world	715	716

		$25,655	$24,656

NOTE 14:	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2007	2008	2009

Total costs	$6,635	$7,380	$6,427

Less - capitalized software development costs	(3,133)	(3,496)	(3,692)

Research and development expenses, net	$3,502	$3,884	$2,735

b.	Financial expenses, net:

	Year ended December 31,
	2007	2008	2009
Financial income:
Interest	$300	$242	$109
Re-evaluation of warrants (series 1) which are classified as liabilities	71	-	-
Foreign currency transaction differences	250	183	106
Income on sale of marketable securities, bonds and other	29	-	-
Income on put option transactions	158	106	135

	808	531	244
Financial expenses:
Interest *)	1,924	867	416
Foreign currency transaction differences	913	519	150
Bank charges and others	109	388	204
Amortization of issuance expenses and discount on convertible notes	551	679	458
Loss on repurchase of convertible debentures	109	314	2

	3,606	2,767	1,124

Financial expenses, net	$2,798	$2,236	$880

*)	For capitalization of interest expenses, see Note 6a.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	SUBSEQUENT EVENT

On April 27, 2010, the Company entered into Share Purchase Agreement ("SPA") with Harcase Software Ltd. ("Harcase"), a company that develops, implements and promotes software solutions and provides related professional services for property and casualty insurance carriers, for the acquisition of all of the outstanding shares of Harcase from its selling shareholders.

Under the terms of the SPA, the Company will pay consideration in the amount of approximately $4,000, of which approximately $3,000 will be paid in cash and the remaining balance will be paid by issuance of 454,546  of Company's Common shares. In addition, the Company is obligated to pay additional consideration to the selling shareholders of Harcase contingent upon achievement of certain performance targets as well as partially contingent upon continued employment of the selling shareholders.

Due to the fact that the acquisition occurred on April 27, 2010, the Company is currently evaluating the accounting treatment of the above acquisition on the Company's financial statements.