Form 20-F/A
period 2009-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2011-02-03
CIK 885740

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________
FORM 20-F/A
Amendment No. 1

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

Yes ☐    No ☒

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Annual Report on Form 20-F for the year ended December 31, 2009, filed on April 29, 2010 with the Securities and Exchange Commission (the “Original Report”), is being filed by Sapiens International Corporation N.V. (“Sapiens” or the “Company”) to amend the Original Report for the sole purposes of: (i) expanding the disclosure in Item 3.D (“Risk Factors”) to address the risk that accompanies our election of exempt status from certain NASDAQ corporate governance requirements as a result of our being a “controlled company” under the NASDAQ Listing Rules; and (ii) expanding the “Overview” section of Item 5 (“Operating and Financial Review and Prospects”) to include an executive level discussion at the start of such section.  Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend or restate any other information contained in the Original Report, nor does this Amendment reflect any events that have occurred after the Original Report was filed.  The filing of this Amendment shall not be deemed an admission that the Original Report, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

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

If existing customers do not make subsequent purchases from us or if our relationships with our largest customers are impaired, our revenue could be negatively affected

Our existing customers are a key asset of ours, and we depend on repeat product and service revenues from our base of customers. Our relationships with two large customers of our U.S. subsidiary – Texas Farm Bureau Insurance Companies and Occidental Fire & Casualty; a large customer of our subsidiary in the United Kingdom – Liverpool Victoria Friendly Services (“Liverpool Victoria”); one large customer of our subsidiary in Japan and one large customer of our subsidiary in Israel – Menora Mivtachim Insurance Ltd. (“Menora”), are the sources of a large portion of the revenues of those respective subsidiaries. During 2009, revenues from sales to the American customers specified above constituted 33.9% of the total revenues of the U.S. subsidiary (5.8% of our consolidated revenues); revenues from sales to the British customer specified above constituted 32.1% of the total revenues of the U.K. subsidiary (8.7% of our consolidated revenues); revenues from sales to the Japanese customer specified above constituted 44.4% of the total revenues of our Japanese subsidiary (9.7% of our consolidated revenues); and revenues from sales to the Israeli customer specified above constituted 71.9% of the total revenues of the Israeli subsidiary (23.5% of our consolidated revenues). There can be no assurance that our existing customers will enter into new project contracts with us or that they will continue using our enabling technologies.  If our revenue stream from existing customers were to decline significantly, it would have a material adverse impact on our operating results. In light of the worldwide financial and economic situation, we have seen a delay and reduction in investments by our customers in the solutions that we offer. If this trend continues, it could negatively impact our financial results.

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

The assets as of December 31, 2009 include, among other things, goodwill amounting to approximately $8.6 million, capitalized software development costs, net, amounting to approximately $13.5 million, long-term deferred income taxes amounting to approximately $1.8 million, and short-term deferred income taxes amounting to approximately $1.5 million. The applicable accounting standards require that (a) goodwill be tested for impairment at least annually, and written down when impaired; (b) capitalized software costs be assessed for recoverability on a regular basis, to determine whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold, in accordance with ASC 985 “Software”; and (c) certain identifiable intangible assets such as deferred taxes be reviewed for impairment in certain circumstances. If our goodwill, capitalized software development costs, or deferred tax assets, were deemed to be impaired in whole or in part due to us not achieving its goals, we could be required to reduce or write off such assets, thus having to recognize additional expense in our statements of operations and to reduce our shareholders’ equity.

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

We cannot predict any future trends in the US dollar/ NIS exchange rate or the US dollar/GBP exchange rate. We cannot assure you that we will not be materially affected in the future by currency exchange rate fluctuations. See Item 11- “Quantitative and Qualitative Disclosures about Market Risk - Foreign Currency Risk.”

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

Formula Systems (1985) Ltd. and its parent company Emblaze Ltd. may exercise control and influence corporate actions in a manner that potentially conflicts with our other public shareholders, and our election of “controlled company” status as a basis for exempting ourselves from certain NASDAQ corporate governance requirements may remove certain potential checks on such shareholders’ control of our company.

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

Emblaze, through Formula, is and may continue to be in a position to exercise control over most matters requiring shareholder approval.  Formula may use its share ownership or representation on our Board of Directors to substantially influence corporate actions that conflict with the interests of our other public shareholders including, without limitation, changing the size and composition of our Board of Directors and committees of our Board of Directors, causing the issuance of further securities, amending our governing documents or otherwise controlling the outcome of shareholder votes.  Furthermore, our election to exempt our company from certain NASDAQ corporate governance requirements, as permitted for a “controlled company” of which greater than 50% of the voting power is held by a group (i.e., Emblaze and Formula), may have the effect of removing potential checks on Emblaze’s and Formula’s control over our company.  As a result of such election, we need not comply with the following NASDAQ Listing Rule requirements: maintenance of a majority of independent directors on our board of directors; selection of director nominees by a wholly independent nominating committee of the board or a majority of our independent directors; adoption of a written charter or board resolution addressing the director nominations process; and determination of our executive officers’ compensation by a wholly independent compensation committee or a majority of our independent directors.  Our exemption from these requirements could strengthen Emblaze’s and Formula’s control over our board of directors and management. See Item 6.C below “Board Practices— NASDAQ Exemptions for a Controlled Company”.

Further, actions by Formula with respect to the disposition of the Common Shares it beneficially owns, or the perception that such actions may occur, may adversely affect the trading price of our Common Shares.

Guy Bernstein, from Emblaze and Formula, also serves as Chairman of our Board of Directors.

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

Overview

We are a global provider of software solutions focusing on the insurance industry. Our suite of insurance solutions built to meet the core business needs of large and small insurance carriers, aligns IT with business demands for speed, flexibility and efficiency. Our solutions are supplemented by our methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications.

We derive our revenues principally from the sale of products and from the provision of consulting and other services in the Life & Pension (L&P), Property & Casualty (P&C), reinsurance and closed block insurance spheres, in each case based largely upon the Sapiens eMerge™ architecture, as well as eMerge™ applications.  Revenues from services include mainly consulting on a time and materials basis, maintenance and support.  See “Critical Accounting Policies and Estimates” below for a discussion of how we account for our revenues and their associated costs.

The demand for our products and services is influenced by a number of industry-wide factors and trends, which present us with challenges, the most important of which are the following:

(i)
Our products are core components of insurance companies’ IT systems and are integrated with and connected to various other parts of such IT systems; therefore, insurance companies are conservative in purchasing products such as ours since such purchase requires significant investments;

(ii)	When insurance providers determine to proceed with modernizing changes, the sales cycle for our solutions is nevertheless long; and

(iii)
Even after we succeed in selling our products, given the high complexity of the systems being updated or replaced, the installation and implementation of such products is difficult and requires the allocation of significant resources by us.

We are addressing the challenges posed by the market environment by improving our sales & marketing efforts, upgrading the quality of our solutions and hiring high-quality personnel to better implement and integrate our solutions in our customers’ IT systems.

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

Revenue Recognition

Our revenue recognition approach for software licensing requires that, in accordance with ASC 985-605 “Software Revenue Recognition”, four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectability is reasonably assured.

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

Revenues from license fees that involve implementation and customization of our software to customer specific requirements are generated from fixed-price or time-and-materials contracts.  Revenues from fixed-price contracts are recognized based on ASC 605-35 “Revenue recognition- Construction Type and Production- Type Contracts,” which requires the accurate estimation of the cost, scope and duration for each project. Revenue and related cost for these projects are recognized on percentage of completion, using the input measure to assess the percent completed when enforceable right to services performed between milestones during the project exists, with revisions to estimates reflected in the period in which changes become known. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage the project properly within the projected periods of time or satisfy our obligations under the contract, project margins may be significantly and negatively affected, which may result in losses on existing contracts. Any such resulting reductions in margins or contract losses in a large, fixed-price contract may have a material adverse impact on our results of operations.

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

In accordance with ASC 360, “Property, Plant and Equipment” our long-lived assets are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In measuring the recoverability of assets, we are required to make estimates and judgments in assessing our forecast and cash flows and compare that with the carrying amount of the assets. Additional significant estimates used by management in the methodologies used to assess the recoverability of our long-lived assets include estimates of future cash-flows, future short-term and long-tem growth rates, market acceptance of products and services, and other judgmental assumptions, which are also affected by factors detailed in our Risk Factors section in this annual report (see Item 3, “Key Information – Risk Factors”). If these estimates or the related assumptions change in the future, we may be required to record impairment charges for our long-lived assets.

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

Effective January 1, 2008, the Company adopted ASC 820 (Formerly SFAS 157), “Fair Value Measurements and Disclosures”. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

Recent Accounting Pronouncements

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (ASC Topic 605)-Multiple-Deliverable Revenue Arrangements” (ASU 2009-13). ASU 2009-13 amends the criteria in ASC Subtopic 605-25, “Revenue Recognition-Multiple-Element Arrangements”, for separating consideration in multiple-deliverable arrangements. This Update addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 modifies the requirements for determining whether a deliverable can be treated as a separate unit of accounting by removing the criteria that verifiable and objective evidence of fair value exists for the undelivered elements. This guidance eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: a) vendor-specific objective evidence; b) third-party evidence; or c) estimates. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company has chosen not to early adopt ASU 2009-13. We are currently evaluating the potential impact, if any, of the adoption of the standard on our consolidated financial statements.

In June 2009, the FASB issued ASU No. 2009-01, Topic 105 — Generally Accepted Accounting Principles amendments based upon Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement 162 (“ASU 2009-01”). ASU 2009-01 establishes the FASB ASC as the single source of authoritative accounting principles to be applied to financial statements of nongovernmental entities in conformity with U.S. GAAP. ASU 2009-01 was effective for financial statements issued for interim and annual periods ending after September 15, 2009. Our adoption of ASU 2009-01 did not affect our consolidated results of operations or financial condition.

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

Impact of Foreign Currency Fluctuations and Inflation.

For a discussion of the impact of inflation and foreign currency fluctuations upon our results, please see the risk factors entitled “We face currency exchange risks, as changes in exchange rates between the US dollar and other currencies, especially the NIS, may negatively impact our costs” and “We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation (if any) of the New Israeli Shekel against the dollar” in Item 3.D, “Risk Factors,” above.

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

C.           Research and Development, Patents and Licenses, etc.

See the captions titled “Research and Development, net” in section A. “Operating Results” of this Item 5 above for a description of our R&D policies and amounts expended thereon during the last two fiscal years.

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

8.1	List of Subsidiaries- previously filed as Exhibit 8.1 to the Original Report.

10.1	Consent of Kost Forer Gabbay & Kasierer, Independent Registered Public Accounting Firm- previously filed as Exhibit 10.1 to the Original Report.

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act.

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act.

13.1
Certification of Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2
Certification of Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

SAPIENS INTERNATIONAL CORPORATION N.V.

By:	/s/ Roni Al Dor
Roni Al Dor
President & Chief Executive Officer

Date: February 3, 2011