Form 20-F
period 2010-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2011-03-17
CIK 885740

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

  Curaçao
(Jurisdiction of incorporation or organization)

Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Curaçao
(Address of principal executive offices)

Roni Giladi, Chief Financial Officer
Tel: +972-8-938-2721
Fax+972-8-938-2730
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

As of December 31, 2010, the issuer had 22,044,834 Common Shares, par value € 0.01 per share, outstanding.

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

Yes  ☒                      No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Yes  ☐                      No  ☒

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

References to “Sapiens,” the “Company,” the "Registrant," “us,” “we” and “our” refer to Sapiens International Corporation N.V., a Curaçao company, and its consolidated subsidiaries.

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

A.           Selected Financial Data.

The following tables summarize certain selected consolidated financial data for the periods and as of the dates indicated. We derived the statement of operations financial data for the years ended December 31, 2008, 2009 and 2010 and the balance sheet data as of December 31, 2009 and 2010 from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations financial data for the years ended December 31, 2006 and 2007 and the balance sheet data as of December 31, 2006, 2007 and 2008 are derived from our audited financial statements not included in this annual report. Certain financial data for previous years set forth below was reclassified to conform to later years' presentation. You should read the selected consolidated financial data together with our audited consolidated financial statements included elsewhere in this annual report and with Item 5, “Operating and Financial Review and Prospects.” Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Selected Financial Data:	Year Ended December 31,
	2006	2007	2008	2009	2010
	(In thousands, except share and per share data)
Revenues:
Products	$10,423	$5,632	$4,137	$3,123	$1,662
Consulting and other services	33,888	36,763	39,397	42,572	50,573
Total revenues	44,311	42,395	43,534	45,695	52,235

Cost of revenues:
Products	6,302	3,277	2,482	1,874	1,029
Consulting and other services	22,499	22,306	23,975	24,697	28,892
Total cost of revenues	28,801	25,583	26,457	26,571	29,921
Gross profit	15,510	16,812	17,077	19,124	22,314
Operating Expenses:
Research and development, net	2,451	3,502	3,884	2,735	3,293
Selling, marketing, general and administrative	13,558	12,513	10,708	11,048	12,310
Restructuring costs	758	-	-	-	-
Total operating expenses	16,767	16,015	14,592	13,783	15,603
Operating income (loss)	(1,257)	797	2,485	5,341	6,711
Financial expenses, net	2,230	2,798	2,236	880	364
Other expenses (income), net	-	109	(32)	-
Income (loss) before taxes on income	(3,487)	(2,110)	281	4,461	6,347
Taxes on income	325	338	584	260	177

Net income (loss)	(3,812)	(2,448)	(303)	4,201	6,170

Attributable to non-controlling interest	(13)	(96)	(41)	-	18

Net income (loss) attributable to Sapiens	(3,825)	(2,544)	(344)	4,201	6,152

Basic net earnings (loss) per share attributable to Sapiens' shareholders	$(0.29)	$(0.14)	$(0.02)	$0.19	$0.28
Diluted net earnings (loss) per share attributable to Sapiens' shareholders	$(0.29)	$(0.14)	$(0.02)	$0.19	$0.28
Weighted average number of shares used in computing basic net earnings (loss) per share	13,395	18,218	21,532	21,573	21,583
Weighted average number of shares used in computing diluted net earnings (loss) per share	13,395	18,218	21,532	21,574	22,181

	At December 31,
Balance Sheet Data:	2006	2007	2008	2009	2010
	(In thousands)

Cash and cash equivalents	$3,108	$13,125	$7,938	$11,172	$16,182
Working capital (deficit)	(12,616)	(567)	(4,506)	925	4,868
Total assets	45,619	52,532	45,177	45,774	55,069
Long-term debt and other long-term liabilities	13,157	7,467	1,432	972	1,095
Capital stock	113,683	132,310	132,562	132,821	133,418
Total shareholders’ equity	4,007	21,943	21,876	26,415	34,118

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

Risks Relating to Our Business, Our Industry and our Financing Activities

We may be unable to achieve long-term profitability

After consistently incurring net losses for 10 years, we recorded net income of $4.2 million in 2009 and net income of $6.2 in 2010.  Nevertheless, we cannot predict whether we will remain profitable on a sustained basis. Although we have experienced an increase in orders from our customers, we have no assurance that our revenues in the short to medium term will continue to increase, if at all, and they may decrease, particularly if customer orders decline. At the same time, expenses may increase in the foreseeable future as we increase our research and development and sales and marketing activities. Our research and development, sales and marketing efforts may prove more costly than we currently anticipate, and we may not succeed in the long term in increasing our revenues sufficiently to offset the expenses of those efforts. We may be required to continue to increase our revenues in the future in order to achieve and maintain our profitability. If we fail to do so and our revenues fail to increase at a greater rate than our expenses, we may incur future losses and may be unable to achieve long-term profitability.

Implementing our strategy of focusing on the market for software solutions in the insurance industry has taken longer than anticipated, and we may not succeed in gaining acceptance in that market.

Our goal is to become a global leader in delivering strategic business software solutions to the insurance industry. Achieving this goal requires us, among other things, to design appropriate software solutions, maintain sufficient sales and marketing resources, recruit, train and hire professional services personnel.  We also have faced and will continue to face intense competition in the insurance industry. We have experienced slower than expected penetration of the insurance industry and our market penetration may continue to be slow as we seek to achieve our goal. Our future efforts to gain acceptance for our solutions may still not succeed, which could have a material adverse affect on our results.

Our working capital may decrease and we may need to raise additional capital.

At December 31, 2010, we had positive working capital of $4.9 million.  Despite our positive cash flow from operations generated in 2010, 2009 and 2008 and our overall positive cash flow in 2010, there can be no assurance that we will not need to raise additional capital in the future. There can be no assurance that we will be able to obtain additional financing, or if we do, that it will be on favorable terms.  If we issue capital stock to investors in order to raise cash, our existing shareholders will experience dilution.  If we obtain debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, and the terms of the debt securities issued could impose significant restrictions on our operations.

The software solutions market that we address is expected to continue to evolve, and if we are not able to accurately predict and rapidly respond to market developments or customer needs, our competitive position will be impaired.

The market for our solutions is characterized by changing business conditions and customer requirements.  Nevertheless, estimates of the market's expected growth resulting from the changing conditions and requirements are inherently uncertain and are subject to many risks and assumptions. We may need to develop and introduce additional software and enhancements to our existing solutions to satisfy our current customers and maintain our competitive position in the marketplace.  We may also need to modify our software so that it can operate with new or enhanced software that may be introduced by other software vendors.  The failure to anticipate changes in technology and customer requirements and successfully develop, enhance or modify our software solutions, or the failure to do so on a timely basis, could limit our revenue growth and competitive position.

We have experienced in the past, and anticipate experiencing in the future, delays in the timing of the introduction of new solutions and market acceptance of those solutions.  Furthermore, substantial expenditures are required for research and development and the introduction of new, enhanced or modified products. There can be no assurance that we will have sufficient resources to make such investments or that these investments will bring the full advantages or any advantage as planned.  To support our software development, enhancement or modification, we may also find it necessary to license or acquire new technologies, which may not be available to us on acceptable terms, if at all.  In addition, there can be no assurance that we will not encounter technical or other difficulties that could delay introduction of new technologies or enhancements in the future.

If existing customers do not make subsequent purchases from us and continue using our services or if our relationships with our largest customers are impaired, our revenue could be negatively affected

Our existing customers are a key asset, and we depend on repeat product and service revenues from our base of customers. Our relationships with three large customers of our North American subsidiaries – Texas Farm Bureau Insurance Companies, Occidental Fire & Casualty and Philadelphia Insurance Company ("Philadelphia"); a large customer of our subsidiary in the United Kingdom – Liverpool Victoria Friendly Services ("Liverpool Victoria"); one large customer of our subsidiary in Japan and one large customer of our subsidiary in Israel – Menora Mivtachim Insurance Ltd. (“Menora”), are the sources of a large portion of the revenues of those respective subsidiaries. During 2010, revenues from North American customers specified above constituted 54% of the total revenues of our North American subsidiaries ( 9% of our consolidated revenues); revenues from British customer specified above constituted 28% of the total revenues of our U.K. subsidiary ( 6% of our consolidated revenues); revenues from our Japanese customer specified above constituted  74.5% of the total revenues of our Japanese subsidiary (16% of our consolidated revenues); and revenues from the Israeli customer specified above constituted  69% of the total revenues of our Israeli subsidiary (26% of our consolidated revenues). There can be no assurance that our existing customers will enter into new project contracts with us or that they will continue using our technologies.  A significant decline in our revenue stream from existing customers would have a material adverse effect on our operating results. In recent years, during the worldwide financial and economic crisis, we saw a delay and reduction in investments by our customers in the solutions that we offer. If this trend recurs, it could negatively impact our financial results

We compete against companies with significantly greater resources than our own.

The market for software solutions and related services and for business solutions for the insurance industry in particular, is highly competitive. Our principal competitors generally have significantly greater resources than we do. Some of our competitors have been focusing on the insurance market for more than a decade and have already established a broad client base, especially in North America. Our customers or potential customers could prefer suppliers that are larger than us, and are better known in the market. In addition, some customers of information technology solutions are reluctant to purchase solutions that are not off-the-shelf or widely used by a broad customer base. Since our Sapiens eMerge™ solution and our Sapiens INSIGHT™ suite of solutions are proprietary to us and require special knowledge and training, potential customers may be reluctant to purchase our proprietary solutions and may opt for those of our competitors. Price reductions or declines in demand for our solutions and services, whether as a result of competition, technological change, economic downturn, changes in the level of application development, reengineering or maintenance performed internally by our customers or potential customers could have a material adverse effect on our results of operations, financial position and cash flows.

Our business involves long-term, large projects, some of which are fixed-price projects that involve uncertainties, such as estimated project costs and profit margins.

Our business is characterized by relatively large projects or engagements that can have a significant impact on our total revenue and cost of revenue from quarter to quarter.  A high percentage of our expenses, particularly employee compensation, is relatively fixed.  Therefore, a variation in the timing of the initiation, progress or completion of projects or engagements, especially at or near the end of any quarter, can cause significant variations in operating results from quarter to quarter. Some of our solutions are sold as fixed-price projects with delivery requirements spanning more than one year.  If our actual cost-to-completion of these projects differs significantly from the estimated costs, we could experience a loss on the related contracts, which would have a material adverse effect on our results of operations, financial position and cash flow. Similarly, delays in executing client contracts may affect our revenue and cause our operating results to vary widely. Our solutions are delivered over periods of time ranging from several months to a few years. Payment terms are generally based on periodic payments or on the achievement of milestones. Any delays in payment or in the achievement of milestones may have a material adverse effect on our results of operations, financial position or cash flows. The sales cycle for our solutions is long and variable, typically ranging between nine months to eighteen months from initial contact with the potential client to the signing of a contract. Occasionally, sales require substantially more time. This variability may adversely affect our operating results in any particular quarter.

Defects in our technology would harm our business and divert resources

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

While we continually test our products for errors or defects and work with customers to identify and correct them, errors in our technology may be found in the future.  Testing for errors or defects is complicated because it is difficult to simulate the breadth of operating systems, user applications and computing environments that our customers use and our software itself is becoming increasingly very complex.  The costs we may incur in addressing technology errors or defects could be substantial and could impair our results of operations.

Our business involves business-critical solutions which expose us to potential liability claims.

Our products focus on organizations’ business-critical applications, including those related to core business solutions for the insurance industry.  We also provide re-engineering and re-development services for customers’ specialized needs.  Since our customers rely on our software to operate, monitor and improve the performance of their critical software applications, they are sensitive to potential disruptions that may be caused by the use of, or any defects in, our software.  As a result, we may be subject to claims for damages related to software errors in the future.  Liability claims could require us to spend significant time and money in litigation or to pay significant damages.  Regardless of whether we prevail, diversion of key employees’ time and attention from our business, incurrence of substantial expenses and potential damage to our reputation might result.  While the terms of our sales contracts typically limit our exposure to potential liability claims and we carry errors and omissions insurance against such claims, there can be no assurance that such insurance will continue to be available on acceptable terms, if at all, or that such insurance will provide us with adequate protection against any such claims. A significant liability claim against us could have a material adverse effect on our results of operations and financial position.

Although we apply measures to protect our intellectual property rights, there can be no assurance that the measures that we employ to do so will be successful.

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

Our Sapiens eMerge™ solution is proprietary to us and if we need to hire additional programmers, maintenance and professional services providers to use our Sapiens eMerge™ solution, we would incur training costs and delays due to training.

Our Sapiens eMerge™ solution was designed by us and its use requires special knowledge and training.  If our current employees leave the Company or if a new project is undertaken by the Company and we need to hire new programmers or personnel to provide maintenance and professional services to our customers, we would have to train the new employees and consultants in Sapiens eMerge™.  As a result, we would incur training costs and would have to delay implementation of projects and services until such individuals were adequately trained.  In addition, once these individuals are initially trained, they would still be inexperienced with Sapiens eMerge™ and would take additional time to develop efficiency and proficiency with Sapiens eMerge™.  As a result of these costs and delays, there could be a negative impact on our results of operations, our financial condition, our cash flows and our relationships with our customers.

Our future results could be adversely affected by an impairment of the value of certain intangible assets.

Our assets as of December 31, 2010 include, among other things, goodwill amounting to approximately $9.6 million, capitalized software development costs, net, amounting to approximately $13.8 million, customer relationship amounting to approximately $0.7 million, developed technology amounting to approximately $0.8 million, long-term deferred income taxes amounting to approximately $ 1.8 million, and short-term deferred income taxes amounting to approximately $ 1.7 million. The applicable accounting standards require that (a) goodwill be tested for impairment at least annually, and written down when impaired; (b) capitalized software costs be assessed for recoverability on a regular basis, to determine whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold, in accordance with ASC 985 "Software"; and (c) certain identifiable intangible assets such as customer relationship, developed technology and deferred taxes be reviewed for impairment in certain circumstances. If our goodwill, capitalized software development costs, customer relationship, developed technology or deferred tax assets, were deemed to be impaired in whole or in part due to adverse changes in the income we receive from our products, we could be required to reduce or write off such assets, thus having to recognize additional expense in our statements of operations and to reduce our shareholders’ equity.

As part of our business strategy, we may make acquisitions which could negatively impact our capital structure, could disrupt our business and, if not successfully integrated into our business, harm our results of operations and financial condition.

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

Other risks commonly encountered with acquisitions include the effect of the acquisition on our financial and strategic position and reputation, the failure of the acquired business to further our strategies, the inability to successfully integrate or commercialize acquired technologies and achieve expected synergies or economies of scale on a timely basis, and the potential impairment of acquired assets. Further, we may not be able to retain the key employees that may be necessary to operate the business we acquire, and, we may not be able to timely attract new skilled employees and management to replace them. From time to time, we may also need to acquire complementary technologies, whether to execute our strategies or in order to comply with customer needs. There are no assurances that we will be able to acquire or successfully integrate an acquired company, business or technology, or successfully leverage such complementary technology in the market.

We may also compete with others to acquire companies, and such competition may result in decreased availability of, or increased prices for, suitable acquisition candidates. In addition, for possible commercial and economic considerations, we may not be able to consummate acquisitions that we have identified as crucial to the implementation of our strategy. We may not be able to obtain the necessary regulatory approvals, including those of competition authorities and foreign investment authorities, in countries where we seek to consummate acquisitions. For those and other reasons, we may ultimately fail to consummate an acquisition, even if we announce that we plan to acquire a company.

During the year ended December 31, 2010, we acquired Harcase Software Limited ("Harcase"). While we have began to integrate Harcase's operations, technology and employees into our business, there can be no assurance that we will be able to successfully integrate Harcase into our business and generate synergies or operational improvements from the Harcase acquisition.

The economic slowdown adversely affected, and the effects of the economic slowdown and any future economic slowdown may adversely affect, our results and financial condition.

The worldwide financial and credit market crisis which began in 2008 led to an economic slowdown worldwide.  This has impacted the insurance and financial sectors in which most of our customers operate. The slowdown resulted in a reduction in demand in some or all of our major markets and downward pressure on pricing in many markets, which adversely affected our business, results of operations and financial condition in the years ended December 31, 2008 and 2009 and significant changes and volatility in the equity, credit and foreign exchange markets, and in the competitive landscape, make it increasingly difficult for us to predict our revenues and earnings into the future.

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

Unpredictable catastrophic events, including the earthquake and accompanying tsunami which struck Japan on March 11, 2011, could have a material adverse effect on our business.

The occurrence of catastrophic events such as hurricanes, tropical storms, earthquakes, tsunamis, floods and other catastrophes could adversely affect our financial condition and results of operations. A flood, earthquake, tsunami or other disaster, condition or event that adversely affects the business climate in any of our markets could have a material adverse effect on our business. In particular, the earthquake and accompanying tsunami that struck the north-east of Japan during March 2011 caused significant damage in the surrounding region.  The disruption of the businesses of any of our customers or a negative impact on our customers' businesses resulting from these events could have a material adverse effect on our financial condition and results of operations.

We face currency exchange risks, as changes in exchange rates between the US dollar and other currencies, especially the NIS, may negatively impact our costs.

Exchange rate fluctuations between the US dollar and other currencies which we and our subsidiaries use, especially the NIS, may negatively affect our earnings. A significant portion of our expenses, including research and development, personnel and facilities-related expenses, are incurred in Israel, in NIS.  On March 1, 2011, the exchange rate between the NIS and the US dollar was NIS 3.623 per 1 US dollar. Consequently, we are exposed to the risk of appreciation of the NIS in relation to the US dollar. This appreciation would cause, an increase in our expenses as recorded in our US dollar denominated financial statements even if the expenses denominated in local currencies remains unchanged. Accordingly, our level of revenues and profits may be adversely affected by exchange rate fluctuations.

The depreciation of the US dollar in relation to the NIS in 2010 was not significant, and the exchange rate fluctuations between the U.S. dollar and other currencies which we and our subsidiaries use, did not cause any significant change in our foreign currency translation differences.

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

Our Common Shares are traded on the NASDAQ Capital Market and the TASE. Trading in our Common Shares on these markets is in different currencies (US dollars on the NASDAQ Capital Market and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Israel). The trading prices of our Common Shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our Common Shares on one of these markets could cause a decrease in the trading price of our Common Shares on the other market.

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

Formula Systems (1985) Ltd. and its parent company, Asseco, may exercise control and influence corporate actions in a manner that potentially conflicts with our other public shareholders and our election of “controlled company” status as a basis for exempting ourselves from certain NASDAQ corporate governance requirements may remove certain potential checks on such shareholders’ control of our company.

Formula Systems (1985) Ltd. (“Formula”), whose ADRs trade on NASDAQ (under the trading symbol: FORTY) and whose shares trade on the TASE (under the trading symbol: FORT), directly owned (as of December 31, 2010) 15,801,723, or approximately 72%, of our currently outstanding Common Shares.

In November 2010, Asseco Poland SA, (Warsaw Stock Exchange: ACP) ("Asseco"), purchased 51.7% of Formula's outstanding share capital from Emblaze Ltd ("Emblaze").  As a result, Asseco has a controlling influence over us.

Asseco, through Formula, is and may continue to be in a position to exercise control over most matters requiring shareholder approval.  Formula may use its share ownership or representation on our Board of Directors to substantially influence corporate actions that conflict with the interests of our other public shareholders including, without limitation, changing the size and composition of our Board of Directors and committees of our Board of Directors, causing the issuance of further securities, amending our governing documents or otherwise controlling the outcome of shareholder votes. Furthermore, our exemption from certain NASDAQ corporate governance requirements as a “controlled company” of which greater than 50% of the voting power is held by a group (i.e., Asseco and Formula) and the determination to opt out of these NASDAQ corporate governance requirements as permitted for a foreign private issuer, may have the effect of removing potential checks on Asseco’s and Formula’s control over our company.  As a result of such election, we are not required to comply with the following NASDAQ Listing Rule requirements: maintenance of a majority of independent directors on our board of directors; selection of director nominees by a wholly independent nominating committee of the board or a majority of our independent directors; adoption of a written charter or board resolution addressing the director nominations process; determination of our executive officers’ compensation by an independent compensation committee or a majority of our independent directors; and shareholder approval for certain matters.  Our exemption from these requirements could strengthen Asseco’s and Formula’s control over our board of directors and management. See Item 6.C below “Board Practices— NASDAQ Exemptions for a Controlled Company” and “Board Practices— NASDAQ Opt-Out for a Foreign Private Issuer”.

Furthermore, actions by Formula with respect to the disposition of the Common Shares it beneficially owns, or the perception that such actions may occur, may adversely affect the trading price of our Common Shares.

If we are classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

Generally, if for any taxable year, after applying certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of the value of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rental and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. This characterization could result in adverse U.S. tax consequences to our shareholders who are U.S. taxpayers, including having gain realized on the sale of our Common Shares being treated as ordinary income rather than capital gain income, and could result in punitive interest charges being applied to such sales proceeds. Rules similar to those applicable to dispositions apply to amounts treated as “excess distributions.”

We believe we were not a PFIC in 2010 just as we believe we were not a PFIC for at least the past 5 years. We currently expect that we will not be a PFIC in 2011. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors. Therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2011 or in a future taxable year.  U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our Common Shares.  For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E, “Additional Information – Taxation - U.S. Federal Income Tax Considerations - Tax Consequences if We Are a Passive Foreign Investment Company

ITEM 4.	INFORMATION ON THE COMPANY

A.           History and Development of the Company.

Corporate Details

Our legal and commercial name is Sapiens International Corporation N.V., and we were incorporated and registered in Curaçao on April 6, 1990. We are a public limited liability company and operate under the provisions of the Curaçao Commercial Code. Our registered office is located at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, and our telephone number in Curaçao is + 5999-736-6277. United International Trust N.V. is the Company’s agent in Curaçao and serves as a member of our Board of Directors. Our World Wide Web address is www.sapiens.com. The information contained on the web site is not a part of this annual report. We have not had any important events in the development of our business since January 1, 2011.

Capital Expenditures and Divestitures since January 1, 2008

Our principal capital expenditures during the last three years related mainly to the purchase of computer equipment and software for use by our subsidiaries. These capital expenditures totaled, $768 in 2008, $324 in 2009 and $662 in 2010.

On April 27, 2010, we completed the acquisition of all of the issued and outstanding shares of Harcase, a company that develops, implements and promotes software solutions and provides related professional services for property and casualty insurance carriers, Under the terms of the share purchase agreement (the "SPA") we paid approximately $4 million to the selling shareholders of Harcase (the "Selling Shareholders") consisting of approximately $3 million in cash ($750,000 of which was placed into an escrow account to be released to the selling shareholders in accordance with the terms of the SPA) and 454,546 Common Shares (which were placed into an escrow account to be released to the Selling Shareholders in accordance with the terms of the SPA). Each Selling Shareholder was granted a put option to sell to us the Common Shares held by such Selling Shareholder for a price of $1.54 per share during a period of six months following the release of such Common Shares from escrow, if such Common Shares are so released.

B.           Business Overview.

We are a global provider of software solutions for the insurance industry. Our suite of insurance solutions, built to meet the core business needs of large and small insurance carriers, aligns IT with business demands for speed, flexibility and efficiency. Our solutions are supplemented by our methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications. We offer our solutions to the two major lines of insurance business –Property & Casualty, or P&C and Life & Pension, or L&P

The Sapiens’ insurance solutions are deployed at leading insurance carriers globally, such as AXA Corporate Solutions, Norwich Union (Aviva), Philadelphia, Liverpool Victoria, IAT Group, ING, OneBeacon, Principal Financial Group, Allianz Group, Texas Farm Bureau Insurance Companies, Menora Mivtachim Insurance and Santam. Our service offerings include a consulting offering that helps customers make better use of IT in order to achieve their business objectives.

During 2010 we acquired Harcase, a Toronto-based software company that developed and delivered RapidSure – innovative Policy Administration Solution for the P&C market. We are now offering this product in North America, Israel and in the United Kingdom.

Our product portfolio consists of the following six product lines:

RapidSure™ – Policy Administration solution for P&C

Insight for Reinsurance – end-to-end solution for ceded reinsurance

Insight for L&P – end-to-end solution for L&P

Insight for Closed Blocks – Policy administration of runoff business for L&P carriers

SapiensPro – tailor made solutions leveraging Sapiens’ technology, methodology and skilled team

eMerge – application development platform using model driven architecture, open standards and SOA enabled. Used for building and running complex tailor made solutions.

Our Strategy

Our primary goal is to become a global leader in providing insurance solutions. Our mission is to drive customer profitability in the global insurance industry through thought leadership and the proven delivery methodology of our innovative solutions. We plan to achieve this objective by organic and non-organic growth, offering our clients best of breed solutions - combining our insurance expertise and extensive experience in implementing feature-rich, robust, high volume solutions

We market our solutions globally through our direct sales force, and partner with technology and solution providers to optimize our offerings.

We have been working closely with IBM for over 10 years at what IBM refers to as a “Premier Business Partner” level. This cooperation is executed through close technology and marketing cooperation. We are qualified as a Microsoft Gold certified partner. These alliances enable us to reach a broader base of customers while complementing our partners’ offerings.

We work together with solution providers in the insurance industry, such as LifeRay and IT Freedom to complement our portfolio and offer our customers a comprehensive and innovative solution.

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

Our Business Solutions for the Insurance Industry

We have focused our resources on delivering solutions to help the insurance industry become more agile in the face of the new and rapidly changing business environment, while simultaneously reducing IT costs.

By creating cross-functional teams and working with leading insurance companies, we have formulated Sapiens' suite of business software solutions that helps insurance carriers adapt to the dynamic insurance marketplace. In addition, we execute independent projects for the insurance market, providing enhanced functionality to existing legacy systems.

For each of our target markets for our insurance solutions, North America, Europe, Israel and Japan, we invested in matching our solutions to the specific market needs, focusing on market standards and regulations. These solutions can be further customized to match specific legacy systems and business requirements, while providing pre-configured functionality.

RapidSure™ Policy Administration

RapidSure™ Policy Administration is an innovative policy administration solution that offers rapid deployment of new products to the market. The solution leverages innovative technologies to introduce dynamic user interface, flexibility and agility, supporting multi-lingual, multi-currency and multi-company environments, complemented by innovative agency-portal capability.

INSIGHT for Reinsurance

Sapiens INSIGHT for Reinsurance is a solution designed to support insurance carriers in the management of all contracts and activities (of P&C carriers). Our web-enabled solutions are designed to reduce the cost of handling all reinsurance functions through automation and for multi- language, multi- currency, multi- company environments.

INSIGHT for Life & Pension

Sapiens INSIGHT for Life & Pensions, is a powerful and comprehensive framework-based solution for policy administration of life and pension, that serves companies administering life insurance, pension funds, health insurance and saving plans. INSIGHT into Life & Pensions is a dynamic, web-based, customizable solution currently offered in Israel and used to administer all of the Life and Pension programs of one of our principal customers, Menora.

INSIGHT for Closed Blocks

Sapiens INSIGHT for Closed Blocks (known also as Sapiens INSIGHT into Closed Books) is a solution for life and pension insurance companies seeking ways to reduce the cost of maintaining closed books of business (runoff), where products are no longer open to new business. This solution helps customers reduce the cost-per-policy related to managing those legacy policies. INSIGHT for Closed Blocks is deployed at Liverpool Victoria Friendly Society, the largest Friendly Society in the United Kingdom.

Sapiens eMerge

Sapiens eMerge, is a rules-based model-driven architecture that enables the creation of mission critical core enterprise applications with little or no coding using agile methodologies. Our technology allows customers to achieve legacy modernization and enterprise application integration.

SapiensPro

SapiensPro is a set of our software, people and methodology that is offered to our customers to build tailor made solutions and perform legacy modernization and porting to new technologies. We believe that our software solutions, coupled with our understanding of the insurance marketplace help our customers gain a competitive edge in the rapidly changing business world while maximizing the value of their investments in existing IT systems.

Our Services

IT Services. We offer services for the delivery of our solutions, leveraging our experienced insurance experts and IT team. We provide customers with specialized IT services in many areas, including project management, application development/enhancements, application platform porting services and general technical assistance. Our personnel work with the customer for the duration of the entire project on a fixed price or time and materials basis. These IT services can be classified as: (1) consulting services that are not deemed essential to the functionality of the license (such as migration of applications to various platforms and technical assistance with project management), and (2) consulting services that involve implementation, modification and modernization of our software to customer specific requirements.

Outsourcing of Application Maintenance. Our outsourcing services performed on our customers' applications are based on our strong, long-term relationships with our customers. We are currently servicing multi-year outsourcing contracts involving mission-critical systems. The outsourcing engagements are typically performed with a combination of onsite and offsite personnel as required by our customers.

Key Benefits of our Solutions to our Customers

Our insurance solutions offer a broad range of advantages to the operational environment of our customers' organizations, such as:

•	the ability to rapidly deploy new insurance products to create a clear competitive advantage in the P&C market;

•	the ability to prevent claims leakage with comprehensive, auditable approach to management of reinsurance programs;

•	the ability to reduce the cost-per-policy of managed closed books of business in L&P;

•	the ability to offer full support of Israeli regulation in a full policy administration solution for the L&P market

In addition, eMerge provides additional benefits across multiple industries, such as:

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

Our Target Markets

The principal markets in which we operate are North America, Europe, Israel and Japan. As of December 31, 2010, we had approximately 127 customers worldwide. Of these, our primary customers were Menora Mivtachim Insurance, Texas Farm Bureau Insurance Companies, Liverpool Victoria Friendly Society Limited, Occidental Fire and Casualty Company of North Carolina, Philadelphia Insurance Company and a large customer in Japan which accounted in the aggregate for approximately 58% of our gross revenues during 2010.

Geographical Distribution of Revenues

The following is a breakdown of our revenues by geographical areas based on our geographic markets, both in thousands of dollars and as a percentage of total revenues for the years indicated:

	2008		2009		2010

United Kingdom	11,612	27%	12,323	27%	11,995	23%
North America	7,846	18	7,759	17	8,991	17
Israel	16,141	37	14,922	33	19,554	38
Japan	6,375	15	9,950	22	11,080	21
Europe	1,560	3	741	1	615	1
Total	43,534	100.0%	45,695	100.0%	52,235	100%

Competition

The market for enterprise software solutions is highly competitive and characterized by rapidly changing technology, evolving industry standards and customer requirements, and frequent innovations.  The following is a breakdown of the competition that we face in each of our primary markets:

Insurance

Our competitors in the market for insurance solutions differ based on the size and line of business in which we operate. Some of our competitors will offer a full suite, others only just one module, and their delivery model will vary – in house, IT Outsourcing (ITO) or Business Process Outsourcing (BPO).

Examples of these competitors are:

In North America	GuideWire, Duck Creek, Exigen, CSC, Camilion, ISI, SunGard, Accenture, OneShield, Insurity, IDP, The Innovation Group

In EMEA:	GuideWire, Duck Creek, SunGard, RDT, IDIT

In Israel	FIS, Comtech

In addition, we face competition from internal IT departments, who often prefer to develop solutions in-house.

We differentiate ourselves from our competition via a few key factors:

(i)
RapidSure is an innovative and modern solution, rich in functionality and advanced intuitive user interface, using model driven architecture that allows rapid deployment of the system while reducing the total cost of ownership.

(ii)	Our architecture allows customers to implement the full solution or parts of it, and readily integrate it into existing “legacy” systems.

(iii)	Sapiens delivery methodology and team is built around years of insurance industry experience and cooperation with the largest insurance corporations in the world.

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

(i)
We are able, utilizing our eMerge technology, to deliver a comprehensive IT solution, including an automatically generated Web presentation layer and interfaces with various databases, legacy systems and third party software. Most competing business rules engines are characterized by delivery of specialized, decision support capabilities that must be later framed into an enterprise’s overall architecture at additional investment costs.

(ii)	eMerge is highly optimized for performance of data-intensive tasks that characterize many enterprises’ transactional environments.

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

In 2010, we have expanded our investment in Sales and Marketing, by recruiting a new and experienced team for our operations in North America, EMEA and headquarters.

Our sales team is located at our offices in North America, the United Kingdom, Israel and Japan.  The direct sales force focuses on large organizations within the insurance industry.

We are also focused on strengthening our existing partnerships with IBM, Microsoft, HP and others. These partnerships are key for both market recognition and market reach, leveraging their global presence to create additional business opportunities for us. Simultaneously, we invest in exploring new partnerships with leading players in the insurance market.

Customer Maintenance and Support

We believe that a high level of post-contract customer support is important to the successful marketing and sale of our solutions.  We have account managers who are focused on building ongoing relationships with existing customers to maintain high level of customer satisfaction and identify up-selling opportunities within these organizations. In addition, we employ a team of technical specialists who provide a full range of maintenance and support services to our customers.  The typical direct sale to a client includes initial maintenance, training and consulting services.  In addition, substantially all of our clients for which we have developed applications elect to enter into an ongoing maintenance and support contract with us. The term of such a contract is usually twelve months. A maintenance contract entitles the customer to technology upgrades, when made generally available, and technical support.  In addition, we offer introductory and advanced classes and training programs available at our offices and at customer sites.

We also work with a limited few distributors and system integrators who provide customers with training, product support and consulting services.  Each of our software distributors is capable of providing training in its respective country.

Seasonality

Even if not reflected in our 2009 or 2010 results, traditionally, the first and third quarters of the fiscal year have tended to be slower quarters for us and the industries that we target.  The first quarter usually reflects a lull following an active fourth quarter as companies rush to complete deals and utilize budgets before the end of the fiscal year.  The slowdown in the third quarter reflects the summer months, which usually have reduced activities in many of the regions where our customers are located.

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

Our trademark rights include rights associated with our use of our trademarks, and rights obtained by registration of our trademarks. Our use and registration of our trademarks do not ensure that we have superior rights to others that may have registered or used identical or related marks on related goods or services. We have registrations for the mark “Sapiens” in the United States, Israel, Brazil and a number of countries in Europe. The initial terms of protection for our registered trademarks range from 10 to 20 years and are renewable thereafter. As part of the Harcase acquisition, we acquired the RapidSure™ trademark.

Our Sapiens INSIGHT group of solutions includes our proprietary technology as well as technology licensed by customers (such as Liverpool Victoria, OneBeacon Insurance Company, Allianz Suisse and Menora).

Regulatory Impact

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

C.           Organizational Structure.

Sapiens International Corporation N.V. ("Sapiens N.V.") is the parent company of the Sapiens group of companies. We have a number of subsidiaries in Israel and throughout the world.  Our significant subsidiaries are as follows:

Sapiens International Corporation B.V. (“Sapiens B.V.”): incorporated in the Netherlands and 100% owned by Sapiens N.V.

Unless otherwise indicated, the other significant subsidiaries of Sapiens listed below are substantially all 100% owned by Sapiens B.V.:

Sapiens Israel Software Systems Ltd.: incorporated in Israel
Sapiens Technologies (1982) Ltd.: incorporated in Israel
Sapiens Americas Corporation: incorporated in New York, USA
Sapiens Internet Marketing Associates, Inc.: incorporated in Ontario, Canada.
Sapiens (UK) Limited: incorporated in England
Sapiens France S.A.S.: incorporated in France
Sapiens Deutschland GmbH: incorporated in Germany
Sapiens Japan Co.: incorporated in Japan and 90% held by Sapiens B.V.
Sapiens North America Inc (Formerly – “Harcase”) - incorporated in Ontario, Canada and is 100% held by Sapiens Internet Marketing Associates, Inc.

We are a member of the Formula Systems (1985) Ltd. Group (NASDAQ: FORTY and TASE: FORT).

Formula is a holding and managing company of publicly traded companies and their subsidiaries. Formula companies provide IT solutions worldwide, developing and implementing innovative, proprietary software, services and solutions, turnkey projects and outsourcing services as well as software distribution and support. As of March 1, 2011, Formula beneficially owned approximately 72% of our outstanding Common Shares.

Prior to November 2010, the principal shareholder of Formula was Emblaze.  In November 2010, Asseco purchased Emblaze's entire shareholding in Formula.  As of March 1, 2011, Asseco beneficially owned 51.7% of the outstanding share capital of Formula.

Based on Formula’s beneficial holding of over 50% of the outstanding Common Shares of the Company, and based on Asseco's beneficial holding of over 50% of the outstanding share capital of Formula, both Formula and Asseco are considered to control us.

D.           Property, Plants and Equipment.

We lease office space in Israel, the United States, Canada, the United Kingdom and Japan. The lease terms are generally five to ten years.  In Israel, we lease approximately 45,000 square feet of office space; in the United States, approximately 4,700 square feet; in Canada, approximately 8,900 square feet; in the United Kingdom, approximately 13,800 square feet, and in Japan, approximately 4,400 square feet. In the United Kingdom, we sub-lease to others approximately 7,364 square feet. In 2010, our rent costs totaled $1.8 million in the aggregate for all of our leased offices. Our corporate headquarters are located in Israel and our core research and development activities are performed at our offices in Israel. Our lease of our office in Israel continues until July 2015 with an option to terminate earlier on 180 days prior notice on each of July 31, 2012, 2013 and 2014.  Our sales, marketing and general and administrative activities are performed in each of our offices.  We believe that our existing facilities are adequate for our current needs.

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

The demand for our products and services is influenced by a number of industry-wide factors and trends, which present us with challenges, the most important of which are the following:

(i)	The insurance industry is conservative and traditional culturally, and is characterized by reluctance to update operational systems, which creates an entry barrier for our modernizing solutions;

(ii)	When insurance providers determine to proceed with modernizing changes, the sales cycle for our solutions is nevertheless long; and

(iii)
Even after we succeed in selling our products to insurance companies, given the high complexity of the systems being updated or replaced, the installation and implementation of such products is difficult and requires the allocation of significant resources by us.

Despite these risks and challenges facing us, we believe that the insurance market is changing, and the factors that contribute to the delays that we experience in penetration of that market are gradually diminishing. Recent years have evidenced a decline in our product revenues, with an accompanying growth in our services revenues.  Under current circumstances, we expect that additional time will be required to fully implement our strategy of focusing on the insurance industry. We are addressing the challenges posed by the market environment by focusing our sales and marketing efforts and by further reducing the expenses of our operations, in order to best achieve profitable operating results.

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

Revenue Recognition

We derive our revenues primarily from two sources: product revenues and service revenues. Product revenues include software license sales and may also include implementation and customization services with respect to such software license sales. Service revenues mainly include consulting services that are not deemed essential to the functionality of the license, outsourcing IT services, training, support and maintenance.

Revenue related to sales of our products is generally recognized when persuasive evidence of an agreement exists, the product has been delivered and title and risk of loss have passed to the buyer, the sales price is fixed or determinable, and collectability is probable.

We recognize revenue from support and maintenance agreements ratably over the term of the agreement, which is typically one year. We recognize revenues from training arrangements as the services are performed.

For arrangements with multiple elements, we allocate revenue to each component of the arrangement using the residual value method based on vendor specific objective evidence ("VSOE") of the undelivered elements. This means that we defer the arrangement fee equivalent to the fair value of the undelivered elements until these elements are delivered. When vendor-specific objective evidence of fair value for undelivered elements does not exist, revenues from the entire arrangement are recognized over the term of the agreement.

Our policy for the establishment of VSOE of fair value of support and maintenance is through the performance of a VSOE compliance test which is an analysis of actual PCS renewals (the population used in the VSOE compliance test is only actual renewals of maintenance).

We generally do not grant a right of return to our customers.  When we do grant a right of return, we defer the recognition of revenue until the right of return expires, provided that all other revenue recognition criteria are met.

Revenues from license fees that involve implementation and customization of our software to customer specific requirements are generated from fixed-price or time-and-materials contracts.  Such revenues generated from fixed price contracts are recognized using the percentage-of-completion method of accounting based on the ratio of costs related to contract performance incurred to date to the total estimated amount of such costs. Revenue and related cost for these projects are recognized on percentage of completion, using the input measure to assess the percent completed when enforceable right to services performed between milestones during the project exists, with revisions to estimates reflected in the period in which changes become known. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage the project properly within the projected periods of time or satisfy our obligations under the contract, project margins may be significantly and negatively affected, which may result in losses on existing contracts. Any such resulting reductions in margins or contract losses in a large, fixed-price contract may have a material adverse impact on our results of operations. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contact.

Revenues from consulting services that are not deemed essential to the functionality of the license provided on a "time and materials" or "fixed-fee" basis are recognized as services are performed.

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

Goodwill, long lived assets and other identifiable intangible assets

ASC 350, “Intangibles- Goodwill and Other” requires that goodwill be tested for impairment at least annually or between annual tests in certain circumstances. Goodwill is tested for impairment by comparing the fair value of the Company with its carrying value. Fair value is determined using market capitalization.

We selected December 31st as the date on which we perform our annual indefinite life impairment tests for our goodwill and intangible assets. Through December 31, 2010, no impairment was required.

In accordance with ASC 360, "Property, Plant and Equipment" our long-lived assets are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In measuring the recoverability of assets, we are required to make estimates and judgments in assessing our forecast and cash flows and compare that with the carrying amount of the assets. Additional significant estimates used by management in the methodologies used to assess the recoverability of our long-lived assets include estimates of future cash-flows, future short-term and long-term growth rates, market acceptance of products and services, and other judgmental assumptions, which are also affected by factors detailed in our Risk Factors section in this annual report (see Item 3, “Key Information – Risk Factors”). If these estimates or the related assumptions change in the future, we may be required to record impairment charges for our long-lived assets.

Share-Based Payments

We apply ASC 718 "Compensation - Stock Compensation" (Formerly SFAS No. 123R) with respect to options issued to employees. ASC 718 requires us to estimate the fair value equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the awards that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of operations. The fair value of an award is affected by our stock price on the date of grant and other assumptions, including the estimated volatility of our stock price over the term of the awards and the estimated period of time that we expect employees to hold their stock options. Share-based compensation expense recognized in our consolidated statements of income was reduced for estimated forfeitures. In 2010, we changed the option-pricing model to Binomial Lattice ("Binomial model") option-pricing model. The Binomial model considers characteristics of fair value option pricing that are not available under the Black-Scholes model.

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

During 2010, we entered into hedging transactions, by purchasing put options in the total amount of $1.4 million (whereby we could exchange such amount of US dollars for GBP), to protect against the devaluation of the US dollar, in the amount of GBP 0.7 per 1 US dollar.  As of December 31, 2010, these hedging transactions were settled.

During 2010, we entered into hedging transactions, by executing forward transactions in the total amount of $2.0 million (whereby we could exchange such amount of US dollars for NIS and JPY), to protect against the devaluation of the US dollar, in the amount of NIS 3.62 per Dollar, and in the amount of JPY 84.4 per US dollar. As of December 31, 2010, $1.2 million in forward transactions remained open and will be settled during 2011.

Our put option contracts and forward transactions did not qualify as hedging instruments under ASC 815 (formerly SFAS No. 133), "Derivatives and Hedging", as amended.

Capitalized Software Development Costs

Our policy on capitalized software costs determines the timing of our recognition of certain development costs. Software development costs incurred from the point of reaching technological feasibility until the time of general product release are capitalized. We generally define technological feasibility as the completion of a detailed program design. The determination of technological feasibility requires the exercise of judgment by our management. Since we sell our products in a market that is subject to rapid technological changes, new product development and changing customer needs, changes in circumstances and estimations may significantly affect the timing and the amounts of software development costs capitalized and thus our financial condition and results of operations.

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

Accounting for Income Taxes

The Company and its subsidiaries account for income taxes in accordance with ASC 740  “Income Taxes”. This Statement prescribes the use of the asset and liability method, whereby deferred tax assets and liability account balances are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

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

Legal Contingencies

We are currently involved in certain legal proceedings and claims that arose in the ordinary course of business, as discussed in Note 10 to our consolidated financial statements. As of December 31, 2010, we have accrued our estimate of the probable costs for the resolution of those claims where we believe it is probable that we will incur a loss. This estimate has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies.  We do not expect these claims and/or proceedings to have a material adverse effect on our consolidated financial position. It is possible, however, that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by changes in our assumptions related to these claims and proceedings.

Business Combination

We adopted ASC 805 "Business Combination" (Formerly SFAS No. 141R on January 1, 2009); accordingly we are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired, liabilities assumed, as well as in-process research and development based on their estimated fair values. In allocating the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, we developed the required assumptions underlying the valuation work. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from customer contracts, and acquired developed technologies. Management’s estimates of fair value are based upon assumptions believed to be reasonable, utilizing a market participant approach, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. We were assisted by a third party valuator in applying the required economic models (such as income approach), in order to estimate the fair value of assets acquired and liabilities assumed in the business combination.

Recent Accounting Pronouncements

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition of multiple deliverable revenue arrangements codified in ASC 605-25. These amendments, modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. These amendments establish a selling price hierarchy for determining the selling price of a deliverable, which is based on: a) vendor-specific objective evidence; b) third-party evidence; or c) estimates. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company has not early adopted the guidance. Management believes that the adoption of ASU 2009-13 will not have a material impact on its consolidated financial statements.

In December 2010, the EITF issued ASU 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts codified in ASC 350, "Intangibles - Goodwill and Other". Under ASC 350, testing for goodwill impairment is a two-step test, in which Step 1 compares the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit is less than its carrying value, Step 2 is completed to measure the amount of impairment, if any. This ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 if it appears more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity would consider whether there are any adverse qualitative factors indicating that an impairment may exist (e.g., a significant adverse change in the business climate). The adoption of ASU 2010-28 did not have a material impact on the Company's consolidated financial statements.

A.           Operating Results

Years ended December 31, 2009 and 2010

Revenues

Revenues from the sale of products are comprised of revenues from sales of Sapiens eMerge™ licenses, license upgrades, fixed price projects, Rapidsure™ license, and licenses for “Sapiens INSIGHT™" suite of solutions for the insurance industry. Revenues from services include mainly consulting on a time and materials basis, maintenance and support.

Total revenues in 2010 increased by 14% to $52.2 million from $45.7 million in 2009. Product revenues in 2010 decreased by 45% to $1.7 million from $3.1 million in 2009, mainly due to decrease in sales of products in Japan. Consulting and other service revenues in 2010 increased 19% to $50.6 million from $42.6 million in 2009, mainly due to increase in sales to our existing and new customers, as well as due to the Harcase acquisition.

Cost of Revenues and Gross Profit

Cost of revenues increased 12.4% to $29.9 million in 2010 from $26.6 million in 2009. Cost of revenues relating to products was comprised of salaries and other personnel-related expenses of software consultants and engineers ($0.7 million, or 70% of our total costs of products, in 2010, and $1.1 million, or 57.9% of our total costs of products, in 2009), amortization of capitalized software development costs ($0.2 million, or 20% of our total costs of products, in 2010 and $0.3 million, or 15.8% of our total costs of products, in 2009), royalties to the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel (“OCS”) ($0.1 million, or 10% of our total costs of products, in 2010, and $0.1 million, or 5.3% of our total costs of products in 2009) and other costs ($0 million in 2010, and $0.2 million, or 10.5% of our total costs of products, in 2009).  Cost of revenues relating to consulting and other services was comprised of salaries and other personnel-related expenses, and amortization of capitalized software development costs.  Salaries and other personnel-related expenses amounted to $22.3 million, or 77.2% of our total costs of consulting and other services, in 2010, and $19.8 million, or 80.2% of our total costs of consulting and other services, in 2009. Amortization of capitalized software development costs amounted to $5.7 million, or 19.7% of our cost of revenues related to consulting, in 2010, and $4.3 million, or 17.4% of our cost of revenues related to consulting, in 2009. The increase in amortization was mainly due to commencement of the amortization of new capitalized software development costs that were ready for product general release in 2010.

Our gross profit in 2010 increased 16.8% to $22.3 million from $19.1 million in 2009 as the overall increase in our revenues outpaced the slight increase in our cost of revenues. The gross profit margin increased by 2.1% in 2010 to 42.7 % from 41.9% in 2009.

Gross profit from product revenues decreased 50% in 2010 to $0.6 million from $1.2 million in 2009. Gross margin from product revenues decreased 4.8% in 2010 to 38.1% from 40.0% in 2009. Gross profit from consulting, maintenance and other services increased 21.2% to $21.7 million in 2010 from $17.9 million in 2009. Gross margin from consulting, maintenance and other services increased 2.1% in 2010 to 42.9% from 42.0% in 2009.

Amortization of capitalized software development costs increased 28.3% to $5.9 million in 2010 from $4.6 million in 2009. The increase was due to the commencement of the amortization of new capitalized software development costs that were ready for product general release in 2010.

Research and Development, net.

Research and development (“R&D”) costs are mainly comprised of labor costs and depreciation of property and equipment, reduced by capitalization of software development costs. Net R&D expenses increased 22.2% in 2010 to $3.3 million from $2.7 million in 2009. The increase in spending on R&D recorded in 2010, as compared with the previous year, resulted mainly from the Harcase acquisition, which increased our R&D resource team, investment in development of our RapidSure product, and increase in development of eMerge™ and Insight for Re-Insurance products, which were off-set by an increase in capitalized software development costs.

Capitalized software development costs increased 45.9% to $5.4 million in 2010 compared with $3.7 million in 2009.

Gross direct labor costs increased 44% in 2010 to $6.9 million from $4.8 million in 2009, mainly due to the Harcase acquisition which increased our R&D resource team and additional expenses related to compensation of Harcase selling shareholders, as well as the increase in the resource team developing Sapiens eMerge™ and Insight for Re-Insurance products ..

Selling, Marketing, General and Administrative expenses.

Selling, marketing, general and administrative, expenses (“SG&A expenses”) increased 11.8% in 2010 to $12.3 million from $11.0 million in 2009, mainly due to an increased headcount resulting from the Harcase acquisition, as well as an increase in our sales and marketing global team. SG&A expenses consist primarily of salaries and other personnel-related expenses, which in 2010 amounted to $6.9 million, or 56% of total SG&A expenses, and in 2009 to $6.5 million or 59.1% of total SG&A expenses, as well as other costs associated with our sales and marketing efforts and our general and administrative activities such as rent which amounted to $1.6 million in 2010 and $1.4 million in 2009, accounting, legal and other public company expenses which amounted to $1.0 million in 2010 and $0.8 million in 2009, depreciation costs of $0.3 million in 2010 and $0.2 million in 2009, and marketing costs, including tradeshows and design, in the amount of $0.4 million in 2010 and $0.1 million  in 2009. General and administrative expenses include management salaries, offices and office maintenance, communications, external consultants and other expenses.

Financial expenses, net.

Our financial expenses, net, decreased 55.6% to $0.4 million in 2010 from $0.9 million in 2009. The decrease was mainly due to the repayment in full of our outstanding debentures in 2009. During 2009, we paid $0.3 million as interest to our debenture holders and $5.8 million for the repayment and repurchase of our convertible debentures consisting of a payment of $5.4 million for the fourth installment repayment of the principal amount due under the debentures and $0.4 million for the repurchase of our convertible debentures in the market.

Taxes on Income.

Our net tax expense in 2010 decreased 33% to $0.2 million compared with $0.3 million in 2009. The decrease is due to increase in current income taxes in certain jurisdictions, offset by an increase in net deferred tax asset of $0.3 million due to operating loss carryforwards and temporary differences  which more likely than not be utilized in the foreseeable future.

Our provision for taxes on income relates to operations in jurisdictions other than Curaçao. The effective income tax rate varies from period to period as a result of the various jurisdictions in which we operate and where each one has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowance of deductions, credits and other benefits). We record a valuation allowance if we believe that it is more likely than not that the deferred income taxes regarding the loss carry forwards and other temporary differences, on which a valuation allowance has been provided, will not be realized in the foreseeable future. We did not recognize a majority of the deferred tax assets relating to the net operating losses of our subsidiaries worldwide due to the uncertainty of the realization of such tax benefits in the foreseeable future.

Net Income.

Net income to holders of our Common Shares increased by 47.6% to $6.2 million in 2010 from $4.2 million for 2009. The increase in net income for shareholders in 2010 was due to (a) the $1.4 million increase in operational profit in 2010, from $5.3 million in 2009 to $6.7 million in 2010, which was triggered by higher gross profit on our products and services ($22.3 million in 2010 compared to $19.1 million in 2009) offset by higher overall operating expenses ($15.6 million in 2010 compared to $13.8 million in 2009), and (b) the $0.5 million decrease in financial expenses, net in 2010, from $0.9 million in 2009 to $0.4 million in 2010.

Years ended December 31, 2008 and 2009

Revenues

Total revenues in 2009 increased 5.1% to $45.7 million from $43.5 million in 2008. Product revenues in 2009 decreased 24.4% to $3.1 million in 2009 from $4.1 million in 2008. Consulting and other service revenues in 2009 increased 8.1% to $42.6 million from $39.4 million in 2008.

Cost of Revenues and Gross Profit

Cost of revenues increased 0.4% to $26.6 million in 2009 from $26.5 million in 2008. Cost of revenues relating to products is comprised of salaries and other personnel-related expenses of software consultants and engineers ($1.1 million, or 57.9% of our total costs of products, in 2009, and $1.2 million, or 48% of our total costs of products, in 2008), depreciation costs ($0.2 million, or 10.5% of our total costs of products, in 2009 and $0.3 million, or 12.0% of our total costs of products, in 2008), amortization of capitalized software development costs ($0.3 million, or 15.8% of our total costs of products, in 2009 and $0.4 million, or 16.0% of our total costs of products, in 2008), royalties to the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel (“OCS”) ($0.1 million, or 5.3% of our total costs of products, in 2009, and $0.1 million, or 4.0% of our total costs of products in 2008) and other costs ($0.2 million, or 10.5% of our total costs of products, in 2009, and $0.5 million, or 20.0% of our total costs of products, in 2008).  Cost of revenues relating to consulting and other services was comprised of salaries and other personnel-related expenses, and amortization of capitalized software development costs.  Salaries and other personnel-related expenses amounted to $19.8 million, or 80.2% of our total costs of consulting and other services, in 2009, and $19.6 million, or 81.7% of our total costs of consulting and other services, in 2008. Amortization of capitalized software development costs amounted to $4.3 million, or 17.4% of our cost of revenues related to consulting, in 2009, and $3.8 million, or 15.8% of our cost of revenues related to consulting, in 2008. The increase of the amortization was mainly due to commencement of the amortization of new capitalized software development costs.

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

Financial expenses, net.

Our financial expenses, net, decreased 59.1% to $0.9 million in 2009 from $2.2 million in 2008. The decrease was mainly due to the decrease in the aggregate amount of our outstanding debentures and short term loans from financial institutions in 2009 compared to 2008. During 2009, we paid $0.3 million as interest to our debenture holders and $5.8 million for the repayment and repurchase of our convertible debentures consisting of a payment of $5.4 million for the fourth installment repayment of the principal amount due under the debentures and $0.4 million for the repurchase of our convertible debentures in the market.

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

B.           Liquidity and Capital Resources.

Our cash and cash equivalents at the end of 2010 were $16.2 million, compared with $11.2 million at the end of 2009. The increase in such liquid assets was due to our increased profitability in 2010, net of payment made as a result of Harcase acquisition.

Net cash provided by operating activities was $12.1 million in 2010, compared with net cash provided by operating activities of $13.5 million in 2009. Net cash used in investing activities was $7.5 million in 2010, compared with net cash used in investing activities of $4.0 million in 2009. The increase is mainly due to the Harcase acquisition net payment of $1.4 million and increase in capitalized software development cost of $1.7 million ($5.4 million in 2010 compared to $3.7 million in 2009).

Net cash provided by financing activities totaled $9 thousand in 2010, which reflected proceeds from the issuance of Common Shares due to stock options exercised, compared with $6.5 million used in financing activities in 2009. During 2010, we had no loans or debentures.  In 2009, we decreased our long term loan in the amount of $0.6 million, paid $0.3 million as interest to our debenture holders and $5.8 million for the repayment and repurchase of our convertible debentures.

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

In January 2009, we repurchased an aggregate amount of NIS 1,605,799 nominal value, representing approximately $0.4 million, of the outstanding debentures. Pursuant to the terms of the prospectus governing the debentures, the debentures repurchased by us were retired and removed from circulation.

In December 2009, we paid the fourth and final annual repayment of the principal of the debentures in the amount of approximately $5.4 million, thereby retiring the remaining outstanding debentures

Outlook

In 2010, we generated positive operating cash flow on an annual basis in the amount of $12.1 million overall, following upon positive operating cash flow of $13.5 million in 2009.  Management believes that positive cash flow generated during 2008, 2009 and 2010 and our existing cash balances will be sufficient for our present requirements, and at least until December 31, 2011, to support our operating and financing requirements. However, in the event that we make one or more acquisitions for consideration consisting of all or a substantial part of our available cash, we might be required to seek external debt or equity financing for such acquisition or acquisitions or to fund subsequent operations.

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

We believe that the insurance market is changing and the reasons that contributed to the delays we experienced in penetration of the insurance industry are gradually fading away. However, the recent financial developments worldwide may still cause delays in our growth and expansion.

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

E.           Off-Balance Sheet Arrangements

We have not engaged in nor been a party to any off-balance sheet transactions.

F.           Contractual Obligations

The following table sets forth information on our short-term and long-term contractual obligations as at December 31, 2010 (in thousands of dollars).

	Payments due by period

	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years

Accrued severance pay	870	-	-	-	870
Earn Out payment	952	952	-	-	-
Operating leasing	7,361	2,520	4,349	492	-
Others	151	-	151	-	-

Total	$9,334	$3,472	$4,500	$492	$870

As discussed in Note 11 of our consolidated financial statements contained elsewhere in this annual report, as of December 31, 2010 we had a total liability of $400 thousand for gross unrecognized tax benefits. Due to the uncertainties related to those tax matters, we are currently unable to make a reasonably reliable estimate of when cash settlement with a relevant tax authority will occur.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth certain information regarding the current executive officers and directors of the Company as of March 1, 2011.

Name	Age	Position
Guy Bernstein (1)	43	Chairman of the Board of Directors
Ron Al Dor	50	President, Chief Executive Officer and Director
Naamit Salomon (1)	47	Director
Yacov Elinav (2)	66	Director
Uzi Netanel (2)	75	Director
Eyal Ben Chlouche (2)	49	Director
United International Trust N.V. (3)		Director

Roni Giladi	40	Chief Financial Officer
Rami Doron	53	Chief Operating Officer

(1)	Member of Compensation Committee
(2)	Member of Audit Committee
(3)
United International Trust N.V. or UIT, is a corporate body organized under the laws of Curaçao. Mr. Gregory Elias exercises decision making authority for UIT.  The Articles of Incorporation of the Company provide that a corporate body may be a member of the Board of Directors.

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

Eyal Ben-Chlouche has served as a director of the Company since August 15, 2008, Mr. Ben-Chlouche served as the Commissioner of Capital Market Insurance and Savings at the Israeli Ministry of Finance from 2002 through 2005, where he was responsible for implementation of fundamental reforms in pension savings. Prior to that, he served as a Deputy Commissioner of Capital Market Insurance and Savings and as a Senior Foreign Exchange and Investment Manager in the Foreign Exchange Department of the Bank of Israel.  He also served as an Investment Officer in the Foreign Exchange Department of the Bank of England, in London. Mr. Ben-Chlouche served as Chairman of the Board of Directors of the Shahar Group, Chairman of the Advisory Board of Directors of the Shekel Group until the end of 2007 and serves as a director of Matrix IT Ltd. and Migdal Holding Ltd. Mr. Ben-Chlouche also serves on the Board of Directors of several other private companies. Mr. Ben-Chlouche also serves as Chairman of the Advisory Board of the Caesarea Center for Capital Markets and Risk Management. In 2005, Mr. Ben-Chlouche served as a member of the Bachar Committee on Capital Market Reform in Israel. Mr. Ben-Chlouche is an independent director.

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

Yacov Elinav has served as a director of the Company since March 2005. For over 30 years, Mr. Elinav served in various positions at Bank Hapoalim B.M., which is listed on the London and Tel Aviv Stock Exchanges, including over 10 years as a member of the Board of Management, responsible for subsidiary and related companies.  From 1992 through 2006, Mr. Elinav served as Chairman of the Board of Directors of Diur B.P. Ltd., the real estate subsidiary of Bank Hapoalim. From August 2004 until 2009, Mr. Elinav has served as Chairman of the Board of Directors of DS Securities and Investments, Ltd. From August 2004 through 2008, Mr. Elinav served as Chairman of the Board of Directors of DS Provident Funds Ltd. and Golden Pages Ltd. Mr. Elinav also serves on the Board of Directors of several other public and private companies. Mr. Elinav is an independent director.

Uzi Netanel has served as a director of the Company since March 2005. He has served as Chairman of the Board of Directors of Maccabi Group Holdings Ltd. since 2005.  From 2004 through 2007, Mr. Netanel served as Chairman of the Board of Directors of MLL Software & Computers Industries Ltd. and as Chairman of the Executive Committee of Carmel Olephines.  From 2001 through 2003, Mr. Netanel served as a partner in the FIMI Opportunity Fund.  From 1993 through 2001, he served as Active Chairman of Israel Discount Capital Markets and Investments Ltd. From 1997 to 1999, Mr. Netanel served as Chairman of Poliziv Plastics Company (1998) Ltd. Mr. Netanel also serves on the Board of Directors of Israel Oil Refineries (alternate director), Carmel Olephines, Gaon Real Estate, The Maman Group, Acme Trading, Harel-PIA funds, Scope Metals Ltd. (external director). Mr. Netanel is an independent director.

United International Trust N.V. ("UIT") is a corporate body organized and existing under the laws of the Netherlands Antilles.  It, or one of its predecessor entities, has provided the Company with corporate-related services since April 1990, including serving as the Company's transfer agent and registrar, maintaining the corporate-related records of the Company, and filing various corporate documents and the annual corporate tax return with the governmental authorities in the Netherlands Antilles.  In January 1, 2007, UIT was established by former shareholders of Intertrust (Curacao) N.V., including Mr. Elias which subsequently operated under the names of MeesPierson Intertrust (Curacao) N.V. and Fortis Intertrust (Curacao) N.V.   Between 2005 and June 2009, Mr. Elias acted as a Supervisory Board Member of Banco di Caribe and currently acts as Of Counsel thereto. Mr. Elias also serves as special counsel to the Government of Curaçao, in international finance / tax matters. He holds board positions in several organizations of a social, economic, (e)-commercial and charitable nature. Mr Elias holds two Masters degrees in Law from the University of Amsterdam, the Netherlands.

Roni Giladi joined the Company as Chief Financial Officer in July 2007. Prior to joining the Company, Mr. Giladi served as the Director of Finance at Emblaze since January 2007. Prior to joining Emblaze, Mr. Giladi served as Chief Financial Officer of RichFX, from August 2003 until November 2006, after serving as Corporate Controller since June 2002.  Prior to RichFX, Mr. Giladi worked at Ernst & Young Israel, from 1997-2002, as a manager in the high-tech practice group. Since July 2007 until July 2010, Mr. Giladi served as a director of MediRisk Solutions Ltd., as the nominee of the Company. Mr. Giladi is Certified Licensed Public Accountant and holds a BA in Business Management and Accounting from the College of Management in Israel.

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

Our Chairman, Guy Bernstein, serves as an executive officer of Formula. In addition, Ms. Salomon, another Board member of ours, who served as an executive officer of Formula until December 2009, is a member of the Board of Directors of Magic Enterprises Ltd., an affiliate of ours.  Formula directly owns (as of March 1, 2011) approximately 72% of our currently outstanding Common Shares, and, since November 2010, Asseco holds a controlling interest in Formula (51.7% of the outstanding share capital of Formula as of March 1, 2011).  Other than as described immediately above, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management were selected as such.  In addition, there are no family relationships among our executive officers or directors.

B.           Compensation of Directors and Officers

The aggregate amount of compensation paid by us, or accrued by us, during the fiscal year ended December 31, 2010 with respect to such year, to all directors and executive officers as a group for services in all capacities was $1,370. This amount does not include amounts expended by us for automobiles made available to our officers or expenses (including business travel and professional and business association dues) reimbursed to such officers. The aggregate amount set aside or accrued by us during our fiscal year ended December 31, 2010 to provide pension, retirement severance, vacation accrual and similar benefits for directors and executive officers of the Company was $140. The foregoing amounts also exclude stock option grants to our directors and officers pursuant to our 1992 Stock Option and Incentive Plan, our 2003 Share Option Plan and our 2005 Special Incentive Share Option Plan, which are described below.

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

We pay the fees to our independent directors according to the rates paid to outside directors under the Israeli Companies Law 5759-1999, even though we are not an Israeli company and are not subject to the Israeli Companies Law (as we deem the standards of such body of law relevant to a company such as ours that has a substantial percentage of Israeli operations and Israeli employees).

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

In 2010, we granted to three of our independent directors and another director options to purchase 15,000 Common Shares each. The options were granted at an exercise price equal to the fair market value of the Company’s Common Shares on the date of grant. The term of the options was 6 years and the options become exercisable in four equal, annual installments, beginning with the first anniversary of the grant date.

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

As of December 31, 2010, we had 700,113 Common Shares available for future issuance of awards under the Incentive Plans. As of December 31, 2010, options to purchase 2,945,772 Common Shares, 1,852,867 of which were held by officers and directors, were outstanding. As of that date, there were 22,280 shares of restricted stock that the Company had granted to employees and other eligible grantees (none of which were held by current or former officers and directors), and all of which had vested (prior to 1998) under the restricted stock awards.

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

During 2010, under the Incentive Plans, we granted to our directors and executive officers a total of 260,000 options to purchase Common Shares at an exercise price of $1.60 per Common Share, as applicable, which options will expire at the conclusion of six years.

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

Pursuant to the Special Plan, in November 2005, the Company’s President and Chief Executive Officer was granted options to purchase 1,000,000 Common Shares at an exercise price of $3.00 per share.  In December 2005, we accelerated the vesting of all 1,000,000 options.  In 2007, the Company’s Chief Operating Officer was granted options to purchase 250,000 Common Shares, pursuant to the Special Plan at an exercise price of $3.00 per share. During 2009, all the outstanding options under the Special Plan were re-priced, See "Re-pricing of Options" below. Following the re-pricing, as of December 31, 2010, the President and the Chief Operating Officer had options to purchase 715,849 and 210,021 Common Shares, respectively, at an exercise price of $1.50 per share, at market conditions (a kick-in feature of a $2.10 market price).

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

C.           Board Practices

Members of the Company’s Board of Directors are elected by a vote at the annual general meeting of shareholders and serve for a term of one year from the date of the prior year's annual meeting. Directors may serve multiple terms and are elected by a majority of the votes cast at the meeting. The Chief Executive Officer serves until his removal by the Board of Directors or resignation from office. Our non-employee directors do not have agreements with the Company for benefits upon termination of their service as directors.

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

Under Rule 5615(c)(2), a controlled company is exempt from the requirements of NASDAQ Listing Rules 5605(b), (d) and (e) listed below:

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

•
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

NASDAQ Opt Out for a Foreign Private Issuer

We are a foreign private issuer within the meaning of NASDAQ Listing Rule 5005(a)(18), since we are incorporated in the Curaçao and we meet the other criteria set forth for a "foreign private issuer" under Rule 3b-4(c) under the Exchange Act.

Pursuant to NASDAQ Listing Rule 5615(a)(3), a foreign private issuer may follow home country practice in lieu of certain provisions of the NASDAQ Listing Rule 5600 series and certain other NASDAQ Listing Rules.  Please see Item 16G below ("Corporate Governance") for a description of the manner in which we rely upon home country practice in lieu of NASDAQ Listing Rules. We rely on home country practice with respect to a number of matters for which we would otherwise be exempt under the controlled company exemption described above under "NASDAQ Exemptions for a Controlled Company"

D.           Employees

As of December 31, 2010, we had a total of 361 employees, a 22.4% increase from the end of 2009.

The following table sets forth the number of employees in (1) research and development, (2) consulting, delivery and technical support and (3) SG&A at the end of each of the past three years, as well as their geographic area of employment:

	Total Employees	Research & Development	Consulting, Delivery & Technical Support	SG&A
2010	361	80	230	51
2009	295	66	193	36
2008	283	56	186	41

Geographic Area	Total Number of Employees, in All Categories of Activities
	2010	2009	2008
Israel	254	214	202
North America	45	18	21
United Kingdom	37	37	34
Japan	23	23	23
France	2	3	3
Total Employees	361	295	283

E.           Share Ownership

The number of our Common Shares beneficially owned by each of our directors and executive officers individually, and by our directors and executive officers as a group, as of March 1, 2011, is as follows:

	Shares Beneficially Owned
	Number		Percent (1)
Roni Al Dor	1,149,781	(2)	4.86%

All directors and executive officers
as a group (6 persons,
including Roni Al Dor)(3)	1,619,878	(4)	6.85%

(1)
Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them.  The percentages shown are based on 22,044,834 Common Shares outstanding as of March 1, 2011 plus such number of Common Shares as the indicated person or group had the right to receive upon exercise of options which are exercisable within 60 days of  March  1, 2011.

(2)
Includes options to purchase 408,932 Common Shares under the Incentive Plans at an exercise price of $1.5 per share expiring no later than September 2015, and options to purchase 715,849 Common Shares under the Special Plan at an exercise price of $1.5 per share expiring no later than September 2015 and options to purchase 25,000 Common Shares under the Incentive Plans at an exercise price of $1.6 per share expiring no later than March 2016. See Item 6, “Directors, Senior Management and Employees - Compensation of Directors and Officers.

(3)
Each of our directors and executive officers who is not separately identified in the above table beneficially owns less than 1% of our outstanding Common Shares (including options held by each such party and which are vested or will become vested within 60 days of March 1, 2011) and has therefore not been separately identified.

(4)
The options held by the directors and executive officers not separately identified in the above table have exercise prices ranging from $1.5 to $2.24 per share, and none of such options expires before 2015.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders.

The following table sets forth, as of March 1, 2011, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person known by the Company to own beneficially more than 5% of the outstanding Common Shares, based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

We determine beneficial ownership of shares under the rules of Form 20-F promulgated by the SEC and include any Common Shares over which a person possesses sole or shared voting or investment power, or the right to receive the economic benefit of ownership, or for which a person has the right to acquire any such beneficial ownership at any time within 60 days.

	Shares Beneficially Owned
Name and Address	Number	Percent (1)
Formula Systems (1985) Ltd. (2) 3 Abba Eban Boulevard Herzlia 46725, Israel	15,801,723	72

(1)	Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 22,044,834 Common Shares outstanding as of March 1, 2011.

(3)
As of March 1, 2011, Asseco beneficially owns 51.7% of the outstanding share capital of Formula. As such, Asseco is deemed to be the beneficial owner of the aggregate 15,801,723 Common Shares held directly by Formula.  The address of Asseco is Olchowa 14 35-322 Rzeszow, Poland.

Significant changes in holdings of major shareholders

From time to time, Formula has increased its beneficial shareholding in the Company through market purchases of additional Common Shares. From October 2007 through June 2008, Formula increased its holding of our Common Shares by approximately 914,858 Common Shares through purchases on the public market. See the Schedule 13D/A filed by Formula with the SEC on June 12, 2008 with respect to such purchases. From June 2008 through August 2008, Formula increased its holding of our Common Shares by approximately 2,201,010 additional Common Shares through purchases on the public market. See the Schedule 13D/A filed by Formula with the SEC on September 2, 2008 with respect to such purchases.  From September 2008 through November 2008, Formula increased its holding of our Common Shares by approximately 409,576 additional Common Shares through purchases on the public market. See the Schedule 13D/A filed by Formula with the SEC on December 11, 2008 with respect to such purchases. From January 2010 through December 2010, Formula increased its holding of our Common Shares by approximately 595,297 additional Common Shares through purchases on the public market. See the Schedule 13D/A filed by Formula with the SEC on July 26, 2010 with respect to such purchases.

As of March 1, 2011, Formula was the holder of approximately 72% of our outstanding Common Shares.

Voting rights of major shareholders

The major shareholders disclosed above do not have different voting rights than other shareholders with respect to the Common Shares that they hold.

Holders of Record

As March 1, 2011 there were 81 holders of record of the Company’s Common Shares, including 50 holders of record with addresses in the United States who hold a total of 18,406, 634  Common Shares, representing approximately 83% of our issued and outstanding Common Shares.  The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, because many of these Common Shares were held of record by nominees (including CEDE & Co., as nominee for a large number of banks, brokers, institutions and underlying beneficial holders of our Common Shares).  In particular, based on our inquiry, we are aware that many of the Common Shares that are beneficially held by Formula, a non-U.S. resident that holds approximately 72% of our outstanding Common Shares, are held of record via nominees located in the United States.

Control of the Company

Based on Formula’s beneficial holding of over 50% of the outstanding Common Shares of the Company, and based on Asseco's beneficial holding of 51.7% of the outstanding share capital of Formula, both Formula and Asseco may be considered to control the Company.  We are unaware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B.           Related Party Transactions.

None.

C.           Interests of Experts and Counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information.

Financial Statements

See the Consolidated Financial Statements and related notes in Item 18.

Export Sales

In 2010, 62.6% of our revenues originated from customers located outside of Israel.  For information on our revenues breakdown by geographic market for the past three years, see Item 4, “Information on the Company – Business Overview - Geographical Distribution of Revenues.”

Legal Proceedings

In February 2008, a former employee of ours filed a claim against us for the amount that such former employee was required to pay to the Israel Tax Authorities approximately NIS 4.5 million (approximately $1.3 million as of December 31, 2010) as a result of his exercise of stock options. In June 2010, we signed a settlement agreement with the former employee pursuant to which we paid an amount which was not material.

In July 2010, one of our subsidiaries, Sapiens Americas received a claim submitted to Court of Arbitration at the Polish Chamber of Commerce in Warsaw by Powszechny Zaklad Ubezpieczen SA ("PZU"), a former customer in Poland claiming an amount of approximately €3.4 million. The claim relates to a dispute regarding Sapiens Americas' performance of its contractual duties in project for PZU a few years ago. We reject PZU's claims and are presently preparing our statement of defense.

In addition we are a party to various other legal proceedings and claims that arise in the ordinary course of business.

We have made provision in our financial statements of $0.5 million which we believe is sufficient to cover damages, if any, which may result from these claims.

In June 2009, the Chief Scientist of the Israeli Ministry of Industry and Trade (“OCS”) imposed a lien in the amount of approximately NIS 13 million (approximately $3.3 million) on certain of our bank accounts in connection with a historic dispute between us and the OCS concerning royalty payments which the OCS claimed is owing to the OCS in connection with past grants received by us from the OCS. In September 2009, we signed a settlement agreement with the OCS pursuant to which we agreed to pay the OCS an interim amount of NIS 6 million (approximately $1.6 million) in installments, all of which were paid. In addition, we paid an additional NIS 3 million (approximately $833,000). We remain subject to a technological review by the OCS which has not yet been performed, based on the results of which, the amount owing to the OCS will be finally determined. As part of the settlement, the liens imposed by the OCS were removed. The above payments are covered by an existing provision in our financial statements.

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

None

ITEM 9.	THE OFFER AND LISTING

A.           Offer and Listing Details.

The Company’s Common Shares are quoted on the NASDAQ Capital Market and on the TASE under the symbol “SPNS”.

NASDAQ:

The table below sets forth the high and low market prices (in US dollars) for our Common Shares on the NASDAQ National Market (now known as the NASDAQ Global Market) until September 27, 2005 and on the NASDAQ Capital Market (formerly known as the NASDAQ SmallCap Market) thereafter on an annual basis for the years 2006 through 2010, and on the NASDAQ Capital Market on a quarterly basis for 2009, 2010, and the first two months of 2011.

	HIGH	LOW

2006 (Annual)	2.10	1.02
2007 (Annual)	3.66	1.20
2008 (Annual)	2.40	0.82
2009 (Annual)	2.00	0.76
2010 (Annual )	3.20	1.33
2011 (Annual through February 28, 2011)	4.74	2.31

2008
First Quarter	$1.50	$1.01
Second Quarter	1.88	0.82
Third Quarter	2.40	1.32
Fourth Quarter	2.35	1.21
2009
First Quarter	$2.00	$0.76
Second Quarter	1.44	0.76
Third Quarter	1.27	0.85
Fourth Quarter	1.95	1.01
2010
First Quarter 2010	$2.20	$1.33
Second Quarter	3.20	1.91
Third Quarter	3.14	1.68
Fourth Quarter	2.90	2.21

The table below sets forth the high and low market prices for our Common Shares on the NASDAQ Capital Market on a monthly basis during the most recent six-month period.

	HIGH	LOW

September 2010	$2.90	$1.93
October 2010	2.90	2.21
November 2010	2.65	2.39
December 2010	2.60	2.26
January 2011	3.28	2.31
February 2011	4.74	3.08

The closing price of our Common Shares on the NASDAQ Capital Market on March 1, 2011, being the last practicable date prior to publication of this annual report, was $4.03.

TASE:

Our Common Shares began trading on the TASE effective March 6, 2003. Under current Israeli law, the Company will satisfy its reporting obligations in Israel by furnishing to the applicable Israeli regulators those reports the Company is required to file or submit in the United States. The table below sets forth the high and low market prices, in US dollars, for our Common Shares on the TASE on an annual basis for the years 2006 through 2010 and on a quarterly basis for the years 2009, 2010, and the first two months  of 2011. The conversion from NIS into US dollars for the following two tables is based on the average monthly representative rate of exchange published by the Bank of Israel then in effect for the month in which such high or low was recorded, except for the month of February 2011 and the date of March 1, 2011, where the conversion is based on the representative rate of exchange as published by the Bank of Israel for the specific date recorded.

	HIGH	LOW

2006 (Annual)	$1.88	$1.12
2007 (Annual)	3.89	0.97
2008 (Annual)	2.31	0.88
2009 (Annual)	2.06	0.92
2010 (Annual)	3.30	1.30
2011 (Annual) (through February 28,2011)	4.40	2.32

2009
First Quarter	$2.00	$0.94
Second Quarter	1.45	0.91
Third Quarter	1.44	0.94
Fourth Quarter	1.91	1.12

2010
First Quarter	$2.21	$1.30
Second Quarter	3.26	2.01
Third Quarter	3.02	2.06
Fourth Quarter	3.08	2.24

The table below sets forth the high and low market prices for our Common Shares on TASE during the most recent six-month period:

	HIGH	LOW

September 2010	2.63	2.07
October 2010	2.99	2.18
November 2010	2.61	2.30
December 2010	2.58	2.29
January 2011	3.96	2.34
February 2011	4.36	3.18

The closing price of our Common Shares on the TASE on March 1, 2011, being the last practicable date prior to publication of this annual report, was $4.03.

B.           Plan of Distribution.

Not applicable.

C.           Markets.

The Company’s Common Shares are listed on the NASDAQ Capital Market and on the TASE under the symbol “SPNS”.

D.           Selling Shareholders.

Not applicable.

E.           Dilution.

Not applicable.

F.           Expenses of the Issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.           Share Capital.

Not applicable.

B.           Memorandum and Articles of Association (the “Articles”).

1.	Registration and Purposes. The Company is organized and existing under the laws of Curaçao. Its registered number is 53368.

The objects and purposes of the Company, which are itemized in Article II of the Articles, may be summarized as follows:

•	to establish, participate in or have any other interest in business enterprises concerned with the development and commercial operation of software;

•	to finance directly or indirectly the activities of the Company, its subsidiaries and affiliates;

•	to borrow and to lend moneys;

•	to engage in the purchase and sale of securities, futures, real estate, business debts, commodities and intellectual property;

•	to undertake, conduct and promote research and development;

•	to guarantee, pledge, mortgage or otherwise encumber assets as security for the obligations of the Company or third parties; and

•	to do all that may be useful or necessary for the attainment of the above purposes.

2.
Board of Directors. A member of the Board of Directors may vote on a proposal or transaction in which he/she has a material interest if the material facts as to the director’s self-interest are disclosed to the Board of Directors. Neither the Articles nor Curaçao law requires a majority of the disinterested directors to authorize the proposal or transaction. Members of the Board of Directors have the power to vote compensation to themselves, even if they lack an independent quorum.

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

Holders of the Common Shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of the Common Shares do not have cumulative voting rights in the election of directors. All Common Shares are equal to each other with respect to liquidation and dividend rights. Holders of the Common Shares are entitled to receive dividends, subject to shareholder approval, out of funds legally available under Curaçao law. See “Dividend Policy” below. In the event of the liquidation of the Company, all assets available for distribution to the holders of the Common Shares are distributable among them according to their respective holdings, subject to the preferences of any shares having a preference upon liquidation that may be then outstanding. Holders of the Common Shares have no preemptive rights to purchase any additional, unissued Common Shares. The foregoing summary of the Common Shares does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Articles.

(b)	Dividend Policy

The Company has never declared or paid any cash dividends on its Common Shares and does not anticipate paying cash dividends in the foreseeable future. It is the present intention of the Company’s Board of Directors to retain all earnings in the Company in order to support the future growth of its business. Any determination in the future to pay dividends will be dependent upon the Company’s consolidated results of operations, financial condition, cash requirements, future prospects and other factors. In addition, the ability of the Company to pay dividends is subject to the limitations of the Corporate Law of Curaçao, which provides, among other things, that dividends, while permitted to be paid periodically during a fiscal year, are subject to being proposed by the Board of Directors of the Company and approved thereafter at the General Meeting of Shareholders.  The Corporate Law of Curaçao also provides that a distribution of dividends can only occur if, at the moment of distribution, the equity of the Company equals at least the nominal capital of the Company and, as a result of the distribution, will not fall below the nominal capital.  Nominal capital is the sum of the par values of all of the issued shares of the Company’s capital stock at any moment in time.

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

8.
Disclosure of Ownership. By-laws do not exist under Curaçao law. The Articles contain no provisions requiring a shareholder to disclose his or her interest at a certain time; however, holders of our shares are subject to the reporting provisions of the Securities and Exchange Commission.

C.	Material Contracts

Agreement with Menora.

Our agreement with Menora is based upon an annual budget provided to us by Menora, pursuant to which it purchases from us mainly consulting services, which are to be provided over the course of the relevant year.  The agreement includes fixed time and material billing rates for consulting services to be provided and does not constitute a contractual commitment of Menora to continue to order services from us, beyond what is specified in the annual budget.  In addition, Menora may, at its sole discretion, change (increase or decrease) the budget during the course of the year; however, in the event of a decrease in the budget, any services already provided by us will be paid for in full by Menora. Our agreement with Menora does not involve any sale of products and is not a continuing contract (since Menora is not committed to continue such agreement). In addition, according to the agreement, we are obligated to pay sale commissions to Menorah on future license sales of one of our products to third parties, as described in the agreement.

D.           Exchange Controls

Although there are Curaçao laws which may impose foreign exchange controls on the Company and may affect the payment of dividends, interest or other payments to non-resident holders of the Company’s securities, including the Common Shares, the Company has been granted an exemption from such foreign exchange control regulations by the Central Bank of Curaçao. Other jurisdictions in which the Company conducts operations may have various currency or exchange controls.  In addition, the Company is subject to the risk of changes in political conditions or economic policies which could result in new or additional currency or exchange controls or other restrictions being imposed on the operations of the Company.  As to the Company’s securities, Curaçao law and the Articles impose no limitations on the right of non-resident or foreign owners to hold or vote such securities.

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

To date, we have not utilized the benefits of the Investments Law, as amended subsequent to April 1, 2005, since we are utilizing carryforward losses from previous years for tax purposes.

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments in the Investment Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%.

The Company is not in a development area A. The Company is examining the possible effect of the amendment on the financial statements, if at all, and at this time has not yet decided whether to apply the amendment.

Special Provisions Relating to Taxation Under Inflationary Conditions

Under the Income Tax (Inflationary Adjustments) Law, of 1985, or the Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2004, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2005, our subsidiaries in Israel elected to measure their taxable income and file their tax returns under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an election obligates our Israeli subsidiaries for three years. Accordingly, commencing taxable year 2005, results for tax purposes are measured in terms of earnings in dollar. Each year we submit a request to the Israeli tax authorities to extend the effect of the above regulations on our company for an additional year.

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

Taxation of Investments

The following discussion is a summary of certain anticipated tax consequences of an investment in the Common Shares under Curaçaotax laws, US federal income tax laws and Israeli laws.  The discussion does not deal with all possible tax consequences relating to an investment in the Common Shares.  In particular, the discussion does not address the tax consequences under state, local and other (e.g., non-US, non-Netherlands Antilles, non-Israel) tax laws.  Accordingly, each prospective investor should consult its tax advisor regarding the tax consequences of an investment in the Common Shares.  The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change.

CuraçaoTaxation

Under the laws of Curaçaoas currently in effect, a holder of Common Shares who is not resident of, and during the taxable year has not engaged in trade or business through a permanent establishment in, the Curaçaowill not be subject to Curaçao income tax on dividends paid with respect to the Common Shares or on gains realized during that year on sale or disposal of such shares; Curaçaodoes not impose a withholding tax on dividends paid by the Company.  Under Curaçaolaw, no gift or inheritance taxes are levied if, at the time of such gift or at the time of death, the relevant holder of Common Shares was not domiciled in Curaçao.

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

•
a trust (i) if, in general, a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) an electing trust that was in existence on August 19, 1996 and was treated as a domestic trust on that date.

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

For the taxable years of 2011 and 2012, dividends that are received by U.S. holders that are individuals, estates or trusts will generally qualify for a 15% reduced maximum tax rate, provided that such dividends meet the requirements of “qualified dividend income.” Unless the reduced rate provision is extended or made permanent or other changes are made by subsequent legislation, for tax years beginning on or after January 1, 2013, dividends will be taxed at regular ordinary income rates.” For this purpose, qualified dividend income generally includes dividends paid by a foreign corporation if certain holding period and other requirements are met and either (a) the stock of the foreign corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Capital Market) or (b) the foreign corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Netherlands Antilles income tax treaty is not a comprehensive income tax treaty for this purpose. Dividends that fail to meet such requirements and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (i) if the U.S. holder held the Common Share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such Common Share (or substantially identical securities); or (ii) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the Common Share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code), or “PFIC”, for any taxable year, dividends paid on our Common Shares in such year or in the following taxable year would not be qualified dividends. See the discussion below regarding our PFIC status under “Tax Consequences if We Are a Passive Foreign Investment Company.” In addition, a non-corporate U.S. holder will be able to take qualified dividend income into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend income will be taxed at ordinary income rates.

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

Taxation of the Disposition of Common Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our Common Shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in our Common Shares. The gain or loss recognized on the disposition of the Common Shares will be long-term capital gain or loss if the U.S. holder held the Common Shares for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders (currently a maximum rate of 15% for taxable years for a holding period ending in taxable years beginning before January 1, 2013 and a maximum rate of 20% thereafter. Capital gain from the sale, exchange or other disposition of Common Shares held for one year or less is short-term capital gain and taxed as ordinary income. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of our Common Shares generally will be treated as U.S. source income or loss.  The deductibility of capital losses is subject to certain limitations.

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

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2010.

If we were a PFIC, each U.S. holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our Common Shares (including gain deemed recognized if our Common Shares are used as security for a loan) and upon receipt of certain excess distributions (generally, distributions that exceed 125% of the average amount of distributions in respect to such shares received during the preceding three taxable years or, if shorter, during the U.S. holder’s holding period prior to the distribution year) with respect to our Common Shares as if such income had been recognized ratably over the U.S. holder’s holding period for the shares.  The U.S. holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year prior to the first day of the first taxable year for which we were a PFIC.  Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year to which income is allocated, and an interest charge on the tax as so computed would also apply.  The tax liability with respect to the amount allocated to the taxable year prior to the taxable year of the distribution or disposition cannot be offset by any net operating losses.  Additionally, if we were a PFIC, U.S. holders who acquire our Common Shares from decedents (other than nonresident aliens) would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the lesser of the decedent’s basis or the fair market value of such shares on the decedent's date of death. .

As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a “qualified electing fund” (a “QEF”), in which case the U.S. holder would be taxed, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge).  Special rules apply if a U.S. holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC.  We have agreed to supply U.S. holders with the information needed to report income and gain under a QEF election if we were a PFIC.  Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us.  A U.S. holder’s basis in its Common Shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules.  So long as a U.S. holder’s QEF election is in effect with respect to the entire holding period for its Common Shares, any gain or loss realized by such holder on the disposition of its Common Shares held as a capital asset generally will be capital gain or loss.  Such capital gain or loss ordinarily would be long-term if such U.S. holder had held such Common Shares for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders (currently a maximum rate of 15% for a holding period ending in taxable years beginning before January 1, 2013 and a maximum rate of 20% thereafter).  The QEF election is made on a shareholder-by-shareholder basis, applies to all Common Shares held or subsequently acquired by an electing U.S. holder and can be revoked only with the consent of the IRS.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2010.  We currently expect that we will not be a PFIC in 2011. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination.  Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years.  U.S. holders who hold our Common Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections.  U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our Common Shares in the event that we qualify as a PFIC.

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

Therefore, the exemption under the Israeli Tax Ordinance may be the only exemption from Israeli tax available to non-Israeli shareholders. Accordingly, non-Israeli resident purchasers who, in light of the existence or lack of existence of certain conditions, are unable to benefit from a treaty, may wish to utilize a special exemption on capital gains arising from the sale of shares in an Israeli company (including companies which are deemed an Israeli resident corporation for tax purposes) or from sale of rights in a foreign resident corporate entity most of whose assets constitute rights, directly or indirectly, to assets located in Israel, subject to fulfillment of all of the following conditions:

(a)	the capital gain is not derived in a permanent establishment of the foreign resident in Israel;

(b)
the shares were not purchased from a relative (as defined in the Israeli Tax Ordinance) and were not subject to Part E-2 of the Israeli Tax Ordinance or provisions of Section 70 of the Property Taxes Law;

(c)	the shares were not traded on a stock exchange in Israel as of the sale.

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

Foreign Currency Risk. We conduct our business in various foreign currencies, primarily those of Israel and the United Kingdom, and to a lesser extent of Japan, Europe and Canada.  A devaluation of the NIS, GBP, Euro and the Japanese Yen in relation to the US dollar has the effect of reducing the US dollar amount of any of our expenses or liabilities which are payable in those currencies (unless such expenses or payables are linked to the US dollar) while reducing the US Dollar amount of any of our revenues which are payable to us in those currencies.

Because exchange rates between the NIS, GBP, Euro and the Japanese Yen against the US dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reflected as financial expenses in our consolidated financial statements. A hypothetical 10% movement in foreign currency rates (primarily the NIS, GBP, Euro and Japanese Yen) against the US dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2011 sales revenues of approximately $4.4 million.

We monitor our foreign currency exposure and, from time to time, may enter into currency forward contracts or put/call currency options to hedge balance sheet exposure. We may use such contracts to hedge exposure to changes in foreign currency exchange rates associated with balance sheet balances denominated in a foreign currency and anticipated costs to be incurred in a foreign currency.  See Item 5E for details of foreign exchange contracts, options contracts or other foreign hedging arrangements entered into during 2010.

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15.	CONTROLS AND PROCEDURES

A.           Disclosure Controls and Procedures. Our management, including our President and Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report (the “Evaluation Date”). Based on such evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective.

B.           Management's Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our President and Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

C.           Attestation Report of the Registered Public Accounting Firm.

Not applicable.

D.           Changes in Internal Control Over Financial Reporting. Based on the evaluation conducted by our President and Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2010 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. The policies generally require the Audit Committee’s pre-approval of the scope of the engagement of our independent auditors or additional work performed on an individual basis. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC and also provides that the Audit Committee consider whether proposed services are compatible with the independence of the public auditors. During 2009 and 2010, 100% of the fees for services rendered by the Company’s independent auditors were pre-approved by the Audit Committee, in accordance with these procedures.

Fees Paid to Independent Auditors

The following table sets forth, for each of the years indicated, the aggregate fees billed by our independent auditors for types of services indicated:

	Year ended December 31,
	2010	2009
	(in thousands)
Audit Fees (1)	$212	$202
Tax Fees (2)	$64	$33
All Other Fees (3)	$17	$8

Total	$293	$243

(1)
Audit Fees consist of fees billed for the annual audit and the quarterly reviews of the Company’s consolidated financial statements and consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent auditors can reasonably provide.

(2)	Tax Fees relate to tax compliance, planning and advice.

(3)	All Other Fees consist of services related to stock options and value added tax (VAT) related matters.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In July 2010, Formula purchased 586,000 common shares in the public market for approximately $1,752,000.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT.

None

ITEM 16G.	CORPORATE GOVERNANCE.

We are exempt from a number of the requirements under the Nasdaq Listing Rules based on our status as a "controlled company."  See Item 6.C below “Board Practices— NASDAQ Exemptions for a Controlled Company.”

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

We have also elected to follow our home country practice in lieu of the requirements of NASDAQ Listing Rules 5605(b), (d) and (e) which require:

●
The majority of the company’s board of directors must qualify as independent directors, as defined under NASDAQ Listing Rule 5605(a)(2) and that the independent directors have regularly scheduled meetings at which only independent directors are present.

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

We have also elected to follow our home country practice in lieu of the requirements set forth in of NASDAQ Listing Rule 5635 which require a domestic United States Company to obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans and arrangements, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

We have submitted to NASDAQ a written statement from our independent Curaçao counsel which certified that our practice of not making the annual report available in accordance with NASDAQ rules, but rather making it available on our website, our not complying with the requirements of NASDAQ Listing Rules 5605(b), (d) and (e) and not obtaining the shareholder approvals required under NASDAQ Listing Rule 5635 are not prohibited by Curaçao law.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

The Consolidated Financial Statements and related notes required by this Item are contained on pages F-1 through F-40 hereof.

INDEX TO 2009 CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 – F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Changes in Shareholders’ Equity	F-6 – F-7
Consolidated Statements of Cash Flow	F-8 – F-9
Notes to the Consolidated Financial Statements	F-10 – F-41

ITEM 19.	EXHIBITS

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

8.1	List of Subsidiaries

10.1	Consent of Kost Forer Gabbay & Kasierer, Independent Registered Public Accounting Firm.

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act.

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act.

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

Date: March 17, 2011

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SAPIENS INTERNATIONAL CORPORATION N.V.

We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. ("the Company") and its subsidiaries as of December 31, 2009 and 2010 and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2010 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 16 , 2011	A Member of Ernst & Young Global

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2009	2010
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,172	$16,182
Trade receivables (net of allowance for doubtful accounts of $ 904 and $ 145 at December 31, 2009 and 2010, respectively) (Note 3)	5,132	5,511
Other receivables and prepaid expenses (Note 4)	3,008	3,031

Total current assets	19,312	24,724

PROPERTY AND EQUIPMENT, NET (Note 5)	897	1,161

OTHER ASSETS:
Capitalized software development costs, net of accumulated amortization of $ 25,216 and $ 33,065 at December 31, 2009 and 2010, respectively (Note 6a)	13,540	13,822
Goodwill	8,621	9,604
Deferred income taxes (Note 11h)	1,806	1,824
Other, net (Note 6b)	1,598	3,934

Total other assets	25,565	29,184

Total assets	$45,774	$55,069

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2009	2010
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$1,197	$1,693
Other liabilities and accrued expenses (Note 7)	10,199	11,646
Deferred revenues	6,991	6,517

Total current liabilities	18,387	19,856

LONG-TERM LIABILITIES:
Other long-term liabilities (Note 9)	972	1,095

Total long-term liabilities	972	1,095

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

EQUITY (Note 12):
Sapiens' shareholders' equity:
Share capital:
Preferred shares: Authorized - 1,000,000 shares of € 0.01 par value at December 31, 2009 and 2010; Issued and outstanding: None at December 31, 2009 and 2010	-	-
Common shares: Authorized - 30,000,000 shares of € 0.01 par value at December 31, 2009 and 2010; Issued - 21,901,302 and 22,373,130 shares at December 31, 2009 and 2010, respectively; Outstanding: 21,573,006 and 22,044,834 shares at December 31, 2009 and 2010, respectively	276	282
Additional paid-in capital	132,545	133,136
Treasury shares, at cost (350,794 shares at December 31, 2009 and 2010)	(2,423)	(2,423)
Accumulated other comprehensive loss	(1,590)	(657)
Accumulated deficit	(102,526)	(96,374)

Total Sapiens' shareholders' equity	26,282	33,964
Non-controlling interests	133	154

Total equity	26,415	34,118

Total liabilities and equity	$45,774	$55,069

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2008	2009	2010
Revenues:
Products	$4,137	$3,123	$1,662
Consulting and other services	39,397	42,572	50,573

Total revenues	43,534	45,695	52,235

Cost of revenues:
Products	2,482	1,874	1,029
Consulting and other services	23,975	24,697	28,892

Total cost of revenues	26,457	26,571	29,921

Gross profit	17,077	19,124	22,314

Operating expenses:
Research and development, net (Note 15a)	3,884	2,735	3,293
Selling, marketing, general and administrative	10,708	11,048	12,310

Total operating expenses	14,592	13,783	15,603

Operating income	2,485	5,341	6,711

Financial expenses, net (Note 15b)	2,236	880	364
Other income, net	32	-	-

Income before taxes on income	281	4,461	6,347

Taxes on income (Note 11)	584	260	177

Net income (loss)	(303)	4,201	6,170

Attributable to non-controlling interests	(41)	-	(18)

Net income (loss) attributable to Sapiens' shareholders	$(344)	$4,201	$6,152

Basic net earnings (loss) per share attributable to Sapiens' shareholders (Note 2r)	$(0.02)	$0.19	$0.28
Diluted net earnings (loss) per share attributable to Sapiens' shareholders (Note 2r)	$(0.02)	$0.19	$0.28

Weighted-average number of shares used in computing basic net earnings (loss) per share (Note 13)	21,532	21,573	21,583
Weighted-average number of shares used in computing diluted net earnings (loss) per share (Note 13)	21,532	21,574	22,181

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

		Sapiens International Corporation N.V. shareholders
					Accumulated
			Additional		other		Non-
	Common shares		paid-in	Treasury	comprehensive	Accumulated	controlling	Total
	Shares	Amount	capital	shares	loss	deficit	interests *)	equity

Balance as of January 1, 2008	21,523,006	$275	$132,035	$(2,423)	$(1,654)	$(106,383)	$93	$21,943

Net loss	-	-	-	-	-	(344)	41	(303)
Foreign currency translation adjustments	-	-	-	-	(15)	-	(1)	(16)
Exercise of options	50,000	1	86	-	-	-	-	87
Stock-based compensation	-	-	165	-	-	-	-	165

Balance as of December 31, 2008	21,573,006	$276	$132,286	$(2,423)	$(1,669)	$(106,727)	$133	$21,876

Accumulated foreign currency translation adjustments					$(1,669)

		Sapiens International Corporation N.V. shareholders
					Accumulated
			Additional		other		Non-
	Common shares		paid-in	Treasury	comprehensive	Accumulated	controlling	Total
	Shares	Amount	capital	shares	loss	deficit	interests *)	equity

Balance as of January 1, 2009	21,573,006	$276	$132,286	$(2,423)	$(1,669)	$(106,727)	$133	$21,876

Net income	-	-	-	-	-	4,201	-	4,201
Foreign currency translation adjustments	-	-	-	-	79	-	-	79
Stock-based compensation	-	-	259	-	-	-	-	259

Balance as of December 31, 2009	21,573,006	$276	$132,545	$(2,423)	$(1,590)	$(102,526)	$133	$26,415

Accumulated foreign currency translation adjustments					$(1,590)

*)           Effective January 1, 2009, the Company reclassified non-controlling interests in equity.

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)
		Sapiens International Corporation N.V. shareholders
					Accumulated
			Additional		other		Non-
	Common shares		paid-in	Treasury	comprehensive	Accumulated	controlling	Total
	Shares	Amount	capital	shares	loss	deficit	interests *)	equity

Balance as of January 1, 2010	21,573,006	$276	$132,545	$(2,423)	$(1,590)	$(102,526)	$133	$26,415

Net income	-	-	-	-	-	6,152	18	6,170
Foreign currency translation adjustments	-	-	-	-	933	-	3	936
Stock-based compensation	-	-	412	-	-	-	-	412
Employee stock options exercised	17,282	-	24	-	-	-	-	24
Stock-based compensation with respect to shares and related put options issued in Harcase acquisition (See Note 1c)	454,546	6	155	-	-	-	-	161

Balance as of December 31, 2010	22,044,834	$282	$133,136	$(2,423)	$(657)	$(96,374)	$154	$34,118

Accumulated foreign currency translation adjustments					$(657)

*)           Effective January 1, 2009, the Company reclassified non-controlling interests in equity.

The accompanying notes are an integral part of the consolidated financial statements

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010
Cash flows from operating activities:

Net income (loss)	$(303)	$4,201	$6,170
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,122	5,365	6,649
Amortization of convertible debt issuance expenses	268	226	-
Amortization of convertible debt discount and changes in embedded derivative	699	458	-
Loss on repurchase of convertible debt	314	2	-
Re-measurement of earn-out payment	-	-	106
Gain on disposal of property and equipment	(32)	-	-
Stock-based compensation	165	259	724
Accrued severance pay, net	751	(479)	(172)
Decrease (increase) in trade receivables, net	(127)	1,932	267
Increase in other long-term and short-term receivables and prepaid expenses	(817)	(39)	(202)
Decrease (increase) in deferred income taxes and reserves	330	(34)	(251)
Increase (decrease) in trade payables	382	(295)	195
Increase (decrease) in other long-term and short-term liabilities and accrued expenses	1,782	164	(688)
Increase (decrease) in deferred revenues	1,235	1,778	(690)

Net cash provided by operating activities	9,769	13,538	12,108

Cash flows from investing activities:

Purchase of property and equipment	(768)	(324)	(662)
Increase in capitalized software development costs	(3,496)	(3,692)	(5,387)
Purchase of marketable securities and short-term deposits	(23)	-	-
Increase in long-term deposit	-	-	(83)
Acquisition of Harcase, net (b)	-	-	(1,416)
Proceeds from sale of property and equipment	429	-	-

Net cash used in investing activities	(3,858)	(4,016)	(7,548)

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010
Cash flows from financing activities:

Decrease in short-term bank credit, net	(5,033)	-	-
Proceeds from employee stock options exercised	87	-	24
Principal payments and repurchase of convertible debt	(5,495)	(5,824)	-
Payments of long-term loans	(487)	(627)	(15)

Net cash provided by (used in) financing activities	(10,928)	(6,451)	9

Effect of exchange rate changes on cash and cash equivalents	(170)	163	441

Increase (decrease) in cash and cash equivalents	(5,187)	3,234	5,010
Cash and cash equivalents at beginning of year	13,125	7,938	11,172

Cash and cash equivalents at end of year	$7,938	$11,172	$16,182

(a) Supplemental cash flow activities:

Cash paid during the year for:

Interest	$741	$454	$115

Income taxes	$159	$227	$494

Acquisition date (April 27, 2010)

(b) Acquisition of Harcase, net

Working capital deficiency, net	$122
Fixed assets	(139)
Intangible assets	(1,264)
Goodwill	(981)

(2,262)
Less:
Earn-out payment	846

Net cash paid	$(1,416)

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

a.
Sapiens International Corporation N.V. ("the Company"), a member of the Formula Group, is a global provider of information technology ("IT") solutions that modernize business processes to enable insurance and other enterprises to quickly adapt to change. The Company's solutions, sold as customizable software modules, align IT with business demands for speed, flexibility and efficiency. The Company's solutions are supplemented by the Company's technology, methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications. The Company's RapidSure Policy Administration is an innovative policy administration solution that offers rapid deployment of new products to the market. The solution leverages innovative technologies to introduce dynamic user interface, flexibility and agility, supporting multi-lingual, multi-currency and multi-company environments, and complemented by innovative agency-portal capability. The Company's Sapiens INSIGHT for Reinsurance solution offers comprehensive management capabilities for the reinsurance contracts and treaties, helping organizations better manage their reinsurance programs, meet regulatory requirements, and prevent claims leakage. Sapiens INSIGHT for L&P and INSIGHT for Closed Books offer policy administration capabilities for the life and pension market that the Company has developed for leading insurance organizations. The Company's service offerings include a standard consulting  and delivery services that help customers make better use of IT in order to achieve its business objectives. The Company also offers an application development platform, eMerge, which enables rapid solution development for complex mission-critical enterprises to deliver new functionality, achieve legacy modernization and enables enterprise application integration.

b.	Revenues from a major customer accounted for 26%, 23% and 26% of total revenues for the years ended December 31, 2008, 2009 and 2010, respectively.

c.	Acquisition of Harcase Software Ltd.

On April 27, 2010, the Company completed the acquisition of all of the issued and outstanding shares of Harcase Software Ltd. ("Harcase"), a company that develops, implements and promotes software solutions and provides related professional services for property and casualty insurance carriers for a total consideration of $ 3,092, as follows: an amount of $ 2,246 was paid in cash at the closing date and an amount of  $ 846 represents the fair value of the contingent consideration to be paid to the selling shareholders calculated based on Harcase's 2010 revenues, as defined in the agreement. As of December 31, 2010, the fair value of the contingent consideration is $ 952. The acquisition was accounted for using the purchase method of accounting in accordance with ASC 805. Under purchase accounting, the total purchase price was allocated to Harcase's net tangible and identifiable intangible assets based on their estimated fair values at the acquisition date as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was assigned to goodwill. The fair value of the contingent consideration and the intangible assets was based on a third party valuation.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

Current assets	$1,484
Non-current assets	139
Liabilities assumed	(777)
Deferred tax liability	(467)
Developed technology	943
Customer relationship	789
Goodwill	981

Total purchase price	$3,092

Developed technology includes the software core technology developed by Harcase that reached technological feasibility. The developed technology is being amortized on a straight-line basis over an estimated useful life of 5.7 years.

Customer relationship is comprised of Harcase's main customers. The customer relationship is being amortized on an accelerated basis over an estimated useful life of 5.7 years.

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and intangible assets.

In addition, as part of the Harcase acquisition, the Company is obligated to pay an additional consideration to the selling shareholders in consideration for their continued employment of two to three years, as defined in the agreement ("the Additional Consideration"). The Additional Consideration includes the following: (1) $ 750 in cash to be held in escrow until released upon certain conditions, as described in the agreement, (2) issuance of 454,546 Common shares of the Company to be held in escrow until released upon certain conditions, as described in the agreement, (3) put options on the Company's shares described in (2) above for a price of $ 1.54 per share, exercisable during a period of six months from the date the shares are released from escrow. The cash portion of the Additional Consideration is recognized over the employment period of the respective shareholders. The shares and the respective put options are accounted for in accordance with ASC 718 as an award with a liability and equity component. The compensation is measured based on the combined value of the shares and the respective put options in accordance with ASC 718. The total compensation costs related to the shares and the put options at the grant date was $ 1,302, which will also be recognized over the employment period of the respective selling shareholders of Harcase. An amount of $ 678 will be recorded as a liability and the remaining amount of $ 624 will be recorded as additional paid-in capital. For the period from April 27, 2010 (the acquisition date) until December 31, 2010, the Company recorded an amount of $ 504 of compensation expense in respect of the above Additional Consideration, of which an amount of $ 161 was recorded as an additional paid-in capital.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

In addition, the Company is obligated to pay commissions to the selling shareholders on new customers obtained during the five-year period following the closing date, based on rates and conditions described in the agreement. As of December 31, 2010, no provision was recorded in respect of the above commissions.

The following represents the unaudited pro forma condensed results of operations for the years ended December 31, 2009 and 2010 assuming that the acquisitions of Harcase occurred on January 1, 2009 and 2010. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisitions been consummated on those dates, nor does it purport to represent the results of operations for future periods.

	December 31,
	2009	2010
	Unaudited	Unaudited

Revenues	$49,181	$53,833
Net income	$5,174	$6,449

Basic net earnings per share	$0.24	$0.30
Diluted net earnings per share	$0.24	$0.29

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in United States ("U.S. GAAP").

a.	Use of estimates:

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

Foreign currency translation differences included in financial expenses net, amounted to approximately $ 336, $ 44 and $ 143 for the years ended December 31, 2008, 2009 and 2010, respectively. See Note 15b for financial expenses.

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

The allowance is determined based on management's evaluation of receivables that are doubtful of collection on a specific basis.

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

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360 (formerly SFAS No. 144), "Property, Plant, and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2008, 2009 and 2010, no impairment losses have been identified.

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

Significant costs incurred by the Company and its subsidiaries between the establishment of technological feasibility and the point at which the product is ready for general release, have been capitalized.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The changes in capitalized software development costs during the year ended December 31, 2010 were as follows:

Capitalized software development costs

Balance as of January 1, 2010	$13,540
Capitalized software development costs	5,387
Amortization of software development costs	(5,869)
Effect of exchange rate differences	764

Balance as of December 31, 2010	$13,822

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

For the years ended December 31, 2008, 2009 and 2010, no impairment of capitalized software development costs exists.

i.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350 (formerly SFAS No. 142), "Intangibles - Goodwill and Other", goodwill acquired in a business combination should not be amortized. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is allocated to one reporting unit and fair values are determined using market capitalization. Through 2010, no impairment losses were identified.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Intangible assets:

Intangible assets are stated at cost less accumulated amortization. Amortization is computed using the straight-line method for a period of 4-8 years.

During 2008, 2009 and 2010, no impairment losses have been identified.

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

Revenues from license fees that involve implementation and customization of the Company's software to customer specific requirements are generated from fixed-price or time-and-materials contracts. Such revenues generated from fixed-price contracts are recognized in accordance with ASC 605-35 (formerly SOP 81-1), "Revenue Recognition - Construction-Type and Production-Type Contracts". Fixed-price contracts revenues are recognized using contract accounting on a percentage-of-completion method, over the period from signing of the license until customer acceptance, in accordance with the "Input Method" or "Output Method". The amounts of revenues recognized are based on the total license fees under the license agreement and the percentage to completion achieved. According to the "Input Method", the percentage to completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. According to the "Output Method", the percentage to completion is determined by using technological or time-based milestones methods. The Company uses the "Input Method" when it has an enforceable right to services performed between milestones during the project.

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

Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology, and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2010, no estimated losses were identified. Under time-and-materials contracts, the Company is reimbursed for labor hours at fixed hourly billing rates, and recognizes revenues as the services are provided.

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

Consulting services provided on a "time and materials" basis or on a "fixed-fee" basis that are not deemed essential to the functionality of the license are recognized as services are performed.

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

For the purposes of these financial statements, an affiliated company is a company held to the extent of 20% or more, or a company less than 20% held, in which the Company can exercise significant influence over the affiliate's operating and financial policies. If the Company lacks the ability to exercise significant influence over the affiliate's operating and financial policies, the investment should be accounted for on a cost basis.

The Company's investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. As of December 31, 2010, the Company's investments are accounted for on a cost basis and no impairment losses have been identified.

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

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Level 1-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2-	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3-	Unobservable inputs which are supported by little or no market activity.

The Company valued the level 3 earn-out payment, which resulted from the fair value of Harcase' estimated future consideration based on a valuation using the discounted cash flow model. Unobservable inputs used in this model are significant to the fair value of the asset.

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

In 2008, 2009 and 2010, the Company entered into put option contracts in the amount of $ 10,800, $ 5,800 and $ 1,409, respectively that converted a portion of its floating currency liabilities to a fixed rate basis for a six-month period, thus reducing the impact of the currency changes on the Company's cash flow. In addition, in 2010, the Company entered into forward contracts in the amount of $ 2,020 that converted a portion of its floating currency liabilities to a fixed rate basis for a six-month period, thus reducing the impact of the currency changes on the Company's cash flow. In 2008, 2009 and 2010, the Company recorded a loss of $ 179, $ 28 and $ 67, respectively, with respect to the above transactions, presented in the statements of operations as financial expense, net.

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

Basic net earnings (loss) per share have been computed using the weighted-average number of Common shares outstanding during the year. Diluted net earnings (loss) per share are computed based on the weighted average number of Common shares outstanding during each year, plus the weighted average number of dilutive potential Common shares considered outstanding during the year.

For the year ended December 31, 2008, all the outstanding options, convertible notes and warrants have been excluded from the computation of diluted net loss per share, since their effect is anti-dilutive.

For the years ended December 31, 2009 and 2010, 2,763,298 and 834,844 stock options and warrants, respectively, have been excluded from the computation of diluted net earnings per share since their effect was anti-dilutive.

s.	Stock-based compensation:

The Company applies ASC 718 and ASC 505-50, "Equity-Based Payments to Non-Employees", with respect to options and warrants issued to non-employees. ASC 718 requires the use of an option valuation model to measure the fair value of the options and warrants at the measurement date as defined in ASC 505-50. ASC 718 requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model, where applicable.

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

The Company used the Black-Scholes option-pricing model to estimate the fair value for any options granted until December 31, 2009. In 2010, the Company changed the option-pricing model to Binomial Lattice ("Binomial model") option-pricing model. The Binomial model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Similar to the Black-Scholes model, the Binomial model takes into account variables such as volatility, dividend yield rate, and risk free interest rate. However, the Binomial model allows for the use of dynamic assumptions and also considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option. For these reasons, the Company believes that the Binomial model provides a better estimate of an employee stock options fair value than that calculated using the Black-Scholes model.

The fair value of each option granted in 2010 using the Binomial Lattice option-pricing model, is estimated on the date of grant with the following weighted average assumptions:

Year ended December 31 ,2010

Contractual life of	6 years
Forfeiture rate	3%
Expected exercise factor	2.5
Dividend yield	0%
Expected volatility	65%-66%
Risk-free interest rate	2.3%-2.8%

The risk-free interest rate assumption is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term as of the Company's employee stock options. The dividend yield assumption is based on the Company's historical and expectation of future dividend payouts. The expected life of options granted is derived from the output of the option valuation model and represents the period of time the options are expected to be outstanding. The expected exercise factor and the forfeiture rate are based on industry acceptable rates since no actual historical behavior by option holders exists. Expected volatility is based on the historical volatility of the Company.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For options granted prior to January 1, 2010, the fair value of each option granted was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31,
	2008	2009

Expected term	4.25 years	4.25 years
Dividend yield	0%	0%
Expected volatility	78%	90%- 93%
Risk-free interest rate	3%	1.8% - 2.5%

Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense on a straight-line basis over the requisite service period for each of the awards. In 2008, 2009 and 2010, the Company granted 244,000, 292,012 and 789,000 stock options to employees and directors, respectively.

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

In addition, some of the Company's agreements with its employees are in accordance with section 14 of the Severance Pay Law, 1963, under which the Company's contributions for severance pay shall be in lieu of severance compensation and upon release of the policy to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Accordingly, severance liability and deposits on behalf of such liability are not presented on the balance sheet, as the Company has no further obligation to these employees once the deposits have been paid.

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

Severance expense for the years 2008, 2009 and 2010 amounted to approximately $ 1,588, $ 307 and $ 790, respectively.

In addition, the Company has various defined contribution plans for employees of its subsidiaries around the world. Some of the plans are those required according to the laws of the country in which the subsidiary operates. Contributions made under the plans are invested with financial institutions. Benefits under the plans are based on contributions from employees and the Company, and earnings on insurance contracts or other investment instruments in which the contributions are invested.

Expense for contributions made to these plans was $ 154, $ 110 and $ 0 for 2008, 2009 and 2010, respectively.

u.	Impact of recently issued accounting standards:

ASU 2009-13 - In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition of multiple deliverable revenue arrangements codified in ASC 605-25. These amendments modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. These amendments establish a selling price hierarchy for determining the selling price of a deliverable, which is based on: a) vendor-specific objective evidence; b) third-party evidence; or c) estimates. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company has not early adopted the guidance. Management believes that the adoption of the new guidance will not have a material impact on its consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASU 2010-28 - In December 2010, the EITF issued ASU 2010-28, "When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts" codified in ASC 350, "Intangibles - Goodwill and Other". Under ASC 350, testing for goodwill impairment is a two-step test, in which Step 1 compares the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit is less than its carrying value, Step 2 is completed to measure the amount of impairment, if any. This ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 if it appears more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity would consider whether there are any adverse qualitative factors indicating that an impairment may exist (e.g., a significant adverse change in the business climate). The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

v.	Adoption of new accounting standards during the period:

ASU 2010-06 - In January 2010, the FASB updated the "Fair Value Measurements Disclosures" codified in ASC 820. More specifically, this update require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to the Company, this update became effective as of the first quarter ended December 31, 2010, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting of December 31, 2010. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

ASU 2010-09 - In February 2010, the FASB issued ASU 2010-09 - "Amendments to Certain Recognition and Disclosure Requirements of Subsequent Events" codified in ASC 855. This update removes the requirement to disclose the date through which subsequent events were evaluated in both originally issued and reissued financial statements for "SEC Filers." Nevertheless still requires the Company to evaluate subsequent events through the date that the financial statements are issued. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	TRADE RECEIVABLES

The Company's net trade receivables are composed of accounts receivable in the amounts of $ 5,062 and $ 5,334 as of December 31, 2009 and 2010, respectively and unbilled receivables in the amounts of $ 70 and $ 177 as of December 31, 2009 and 2010, respectively.

Bad debt expense (income), net totaled $ 411, $ 32 and ($ 224) for the years ended December 31, 2008, 2009 and 2010, respectively.

NOTE 4:	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2009	2010

Prepaid expenses	$1,169	$968
Deferred income taxes	1,448	1,681
Others	391	382

	$3,008	$3,031

NOTE 5:	PROPERTY AND EQUIPMENT, NET

	Cost		Accumulated depreciation
	December 31,
	2009	2010	2009	2010

Equipment and furniture	$2,055	$2,362	$1,759	$1,969
Computer equipment and software	13,529	14,857	13,030	14,195
Motor vehicles	147	160	75	111
Leasehold improvements	1,638	1,735	1,608	1,678

	$17,369	$19,114	$16,472	$17,953

Depreciation expense totaled $ 550, $ 475 and $ 593 for the years 2008, 2009 and 2010, respectively.

As for pledges, see Note 10.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	OTHER ASSETS, NET

a.
Amortization expense for capitalized software development costs for 2008, 2009 and 2010, was $ 4,224, $ 4,623 and $ 5,869, respectively. Amortization expense is included in cost of revenues.  In 2009 and 2010, $ 65 and zero, respectively, of interest expense was capitalized in respect of software development costs.

b.	Other assets, net, are comprised of the following:

	Cost		Accumulated amortization		Other assets, net
	December 31,
	2009	2010	2009	2010	2009	2010

Customer relationship	$-	$789	$-	$78	$-	$711
Developed technology	-	943	-	109	-	834

	$-	$1,732	$-	$187	$-	$1,545
In addition, other assets include:

Severance pay fund					1,104	1,258
Long-term deposits					254	379
Others					240	752

					1,598	2,389

					$1,598	$3,934

Amortization of other assets charged to expense was $ 618, $ 493 and $ 506 for 2008, 2009 and 2010, respectively.

NOTE 7:	OTHER LIABILITIES AND ACCRUED EXPENSES

	December 31,
	2009	2010

Employees and related payroll accruals *)	$2,837	$3,321
Sales and other taxes payable	1,242	1,216
Accrued royalties to the OCS (Note 10a)	3,114	2,669
Accrued expenses and other liabilities	3,006	3,488
Earn-out payment (Note 1c)	-	952

	$10,199	$11,646

*)Including accrual for vacation	$1,033	$1,248

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

Each option (series A) was exercisable into 100 debentures (series A) no later than March 3, 2004 at an exercise price of NIS 96 (approximately $ 21.85), of which 179,663 options (series A) were exercised into debentures (series A) in 2004, with a total exercise price of approximately $ 3,800. 105,225 of the options (series A) were exercised by one of the Company's subsidiaries in Israel. The remaining options expired. All the warrants (series 1) that were exercisable into Common shares of the Company expired on November 21, 2007, without being exercised. The debentures (series A), options (series A) and warrants (series 1) were, traded on TASE only. Any Common shares issued upon conversion of the debentures (series A) will be traded on both the TASE and the NASDAQ.

The conversion feature and the floor rate to the dollar payments were evaluated and determined under ASC 815 to have characteristics of liabilities and therefore, accounted for as derivative liabilities. Each reporting period, these derivative liabilities were marked to fair value with the non-cash gain or loss recorded in the period. At December 31, 2009, the aggregate derivative liabilities were $ 0.

During the years 2008 and 2009, the Company re-purchased an aggregate amount of NIS 7,600 thousand and NIS 1,600 thousand nominal value, representing $ 2,090 and $ 400 of the outstanding debentures (series A), respectively that were retired and removed from circulation on the TASE. On December 5, 2009, the Company repaid the fourth and final payment of the principal of the debentures (series A). As of December 31, 2009, the net balance of the convertible debt was $ 0. Amortization of the deemed discount and the changes in the fair value of the embedded derivatives charged to expenses were $ 459 for 2009. The deemed discount was amortized over the term of the debentures (series A), using the effective interest rate method.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	OTHER LONG-TERM LIABILITIES

	December 31,
	2009	2010

Accrued severance pay	$938	$796
Others	34	299

	$972	$1,095

NOTE 10:	COMMITMENTS AND CONTINGENT LIABILITIES

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

Royalties accrued amounted to approximately $ 760, $ 577 and $ 614 in 2008, 2009 and 2010, respectively, and are included in cost of revenues.

During 2010, the Company paid an amount of $ 1,342 with respect to royalties payable to the OCS. As of December 31, 2010, the Company had a contingent liability to pay royalties of approximately $ 5,860. The total amount of the contingent liability due to royalties is currently negotiated by the Company with the OCS.

b.
The Company and its subsidiaries lease various office equipment, computers, office space, and motor vehicles through operating leases. Office lease agreements expire in the years 2011 to 2015 (some with renewal options). Future minimum lease payments for the next five years are as follows:

Operating leases

2011	$2,520
2012	1,851
2013	1,346
2014	1,152
2015	492

Total future minimum lease payments	$7,361

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Rent expense for the years 2008, 2009 and 2010 was $ 1,763, $ 1,556 and $ 1,811, respectively.

c.
In 2010, a former customer of the Company filed a claim in the arbitration court in Warsaw, Poland against the Company, claiming an amount of approximately € 3.4 million for damages caused by the Company with respect to a license and services contract with such former customer provided few years ago. The Company does not accept the claim and based on the advice of its legal counsel, believes that it has a reasonable defense.

In addition, the Company is a party to various other legal proceedings and claims that arise in the ordinary course of business.

As of December 31, 2010, the Company provided an amount of approximately $ 500, which it believes is sufficient to cover damages of the above claims, in accordance with ASC 450, "Contingencies".

d.	As for tax assessments, see Note 11d.

e.	The Company's leased assets are pledged to the finance companies that provided the lease financing. The pledges are for various terms depending on the asset leased.

The Company has provided bank guarantees in the amount of approximately $ 372 as security for the rent to be paid for its leased offices in Israel. The lease is valid for approximately five years ending in July 2015. If the Company were to breach certain terms of its lease, the lessor could demand that the banks providing the guarantees pay amounts claimed to be due.

As of December 31, 2010, the Company has provided bank guarantees in the amount of approximately $ 131 as security for the performance of various contracts with customers and suppliers. If the Company were to breach certain terms of such contracts, the customers or the suppliers could demand that the banks providing the guarantees pay amounts claimed to be due.

f.
According to the agreement with one of the Company's customers, Menorah Mivtahim ("Menorah"), the Company is obligated to pay sale commissions to Menorah of 15% on future license sales of one of the Company's products to third parties, as described in the agreement. As of December 31, 2010, no new license sales of the above-mentioned product occurred, therefore no provision was recorded in the Company's books.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME

a.	Net operating losses carryforwards:

At December 31, 2010, the Company's subsidiary in the U.S. had net operating loss carryforwards for U.S. federal income tax purposes of approximately $ 1,500. The losses will expire between 2011 and 2020.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

In addition, the Company had net operating losses carryforwards relating to non-U.S. subsidiaries totaling approximately $ 41,000 which are available for offsetting against future taxable income. Generally, a majority of such amounts have no expiration date.

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

Income from sources other than the "Approved Enterprise" during the benefit period is subject to tax at the regular corporate tax rate of 25% in 2010, 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

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

On April 1, 2005, an amendment to the Capital Investments Law came into effect ("the Amendment") and has significantly changed the provisions of the Capital Investments Law. The Amendment sets forth the scope of enterprises which may qualify as a Privileged Enterprise (under the Amendment, the designation is Beneficiary Enterprise rather than Approved Enterprise) by setting forth criteria for qualification of a company, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise's income will be derived from export and that minimum qualifying investments in productive assets be made. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

Under the Amendment, the year in which a company elects to commence its tax benefits is designated as the year of election ("Year of Election"). A company may choose its Year of Election by notifying the Israeli Tax Authorities in connection with filing its annual Tax return or within 12 months after the end of the Year of Election, whichever is earlier, or by requesting a pre-ruling from the Israeli Tax Authorities no later than within 6 months after the end of the Year of Election. As a result of the Amendment, among others, tax-exempt income generated under the provisions of the Amendment, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income. As of December 31, 2010, the Company did not generate income under the Amendment.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments in the Investment Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%.

The Company is not in development area A. The Company is examining the possible effect of the amendment on the financial statements, if at all, and has not yet decided whether to apply the amendment.

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

Management believes that Sapiens Technologies currently qualifies as an "industrial company" under the above law and as such, enjoys tax benefits, including:

(1)	Deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period;

(2)	The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company;

(3)	Accelerated depreciation rates on equipment and buildings; and

(4)	Expenses related to a public offering on the TASE and as of January 1, 2003 on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

f.	Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

g.	Tax positions:

Sapiens Technologies and some of the Group entities have final tax assessments through the year 2005. At December 31, 2010, the Company had a liability for unrecognized tax benefits of $ 400. The reconciliation of unrecognized tax benefits is as follows:

	December 31,
	2009	2010

Balance at the beginning of the year	$160	$300
Additions based on tax positions taken during the current period	130	100
Addition of interest related to the unrecognized tax liabilities from previous years	10	-

Balance at the end of the year	$300	$400

As of December 31, 2010, the entire amount of unrecognized tax benefit could affect the company's income tax provision and the effective tax rate.

h.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries' deferred tax assets are as follows:

	December 31, 2009		December 31, 2010
	Current	Non- current	Current	Non- current

Tax loss carryforwards	$1,472	$11,477	$3,669	$7,182
Temporary differences	485	(2,143)	201	(1,571)

Gross deferred tax assets	1,957	9,334	3,870	5,611
Less - valuation allowance	(509)	(7,528)	(2,189)	(3,787)

Net deferred tax asset	$1,448	$1,806	$1,681	$1,824

During the year ended December 31, 2010, the Company and its subsidiaries reduced the deferred income tax assets resulting from tax loss carryforwards and temporary differences by $ 1,810 and reduced the related valuation by $ 2,061. Management currently believes that it is more likely than not that the deferred income taxes regarding the loss carryforwards and other temporary differences, on which a valuation allowance has been provided, will not be realized in the foreseeable future.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

Provisions for income tax expense are comprised of the following:

	Year ended December 31,
	2008	2009	2010

Current (foreign)	$253	$294	$427
Deferred (foreign)	331	(34)	(250)

	$584	$260	$177

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

i.
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2008	2009	2010

Income before taxes on income, as reported in the statements of operations	$281	$4,461	$6,347

Tax rates	27%	26%	25%

Theoretical taxes on income	$76	$1,160	$1,587
Increase (decrease) in taxes resulting from:
Effect of different tax rates	77	77	106
Utilization of carryforward tax losses for which valuation allowance was provided	(391)	(32)	(186)
Non-deductible expenses and tax exempt income	43	(97)	(302)
Taxes in respect of previous years	34	53	236
Recognition of deferred taxes during the year for which valuation allowance was provided	(437)	(1,618)	(1,471)
Losses and temporary differences for which valuation allowance was provided	1,157	691	172
Others	25	26	35
Taxes on income, as reported in the statements of operations	$584	$260	$177

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

j.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2008	2009	2010

Domestic	$(3,678)	$(930)	$(13)
Foreign	3,959	5,391	6,360

	$281	$4,461	$6,347

NOTE 12:	EQUITY

a.	Common shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.	Stock option plans:

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

As of December 31, 2010 700,113 options to Common shares of the Company are available for future grant. Any options, which are forfeited or cancelled before expiration, become available for future grant under the Plan.

A summary of the stock option activities in 2010 is as follows:

	Year ended December 31, 2010
	Amount of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		$	Years	$ in thousands

Outstanding at beginning of year	2,306,963	$2.16	5.23
Granted	789,000	$1.92	5.2
Exercised	(17,282)	$1.39	-
Expired and forfeited	(132,909)	$12.24	0.38

Outstanding at end of year	2,945,772	$1.65	4.70	$2,026

Vested and expected to vest at end of year	2,888,634	$1.64	4.69	$1,956

Exercisable options at end of year	1,803,004	$1.58	4.56	$1,394

The aggregate intrinsic value is the difference between the Company's closing stock price on the last trading day of the fiscal year 2010 and the exercise price, multiplied by the number of in-the-money options that would have been received by the option holders had all option holders exercised their options on December 31, 2010. This aggregate intrinsic value changes based on the fair market value of the Company's shares.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	EQUITY (Cont.)

The weighted average grant date fair values of the options granted during the years ended December 31, 2008, 2009 and 2010 were $ 0.64, $ 0.59 and $ 1.08, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008, 2009 and 2010 was $ 97, $ 0 and $ 16, respectively.

As of December 31, 2010, there was $ 826 of total unrecognized compensation cost related to non-vested options granted under the Plan and the Special Plan, which is expected to be recognized over a period of up to four years.

Upon exercise of options by employees, the Company satisfies the requirements by issuing newly issued shares.

c.	Warrants:

In 2005, warrants were granted to advisory board members. As of December 31, 2010, warrants are outstanding as follows:

Warrants to Common shares	Weighted average exercise price per share	Warrants exercisable	Exercisable through

11,000	$2.00	11,000	May 2015
17,000	$2.24	17,000	February 2015

28,000	$2.15	28,000

These warrants were measured at fair value (according to the Black-Scholes option pricing model) with the following assumptions: risk free rate of 3.5%, dividend yield of 0%, expected volatility of 80% and contractual life of ten years. Total compensation expense amounted to $ 25, of which none was recorded in 2008, 2009 and 2010, respectively.

d.	See Note 1c regarding shares and related put options issued to Harcase's selling shareholders.

e.
The total stock-based compensation expenses related to all of the Company's equity-based awards recognized for the years ended December 31, 2008, 2009 and 2010 was $ 165, $ 259 and $ 724, respectively. The total stock-based compensation expenses were recorded as general and administrative expenses.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

	Year ended December 31,
	2008	2009	2010

Numerator:

Net income (loss) attributed to Sapiens shareholders	$(344)	$4,201	$6,152

Denominator:

Denominator for basic earnings (loss) per share - weighted average number of Common shares, net of treasury stock	21,532	21,573	21,583
Shares and related put options issued in Harcase acquisition (See Note 1c)	-	-	10
Convertible debt (see Note 8)	*) -	*) -	-
Stock options and warrants	*) -	1	588

Denominator for diluted net earnings (loss) per share - adjusted weighted average number of shares	21,532	21,574	22,181

*)         Anti-dilutive.

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

b.	Geographic information:

The following is a summary of operations within geographic markets.

	Year ended December 31,
	2008	2009	2010
1. Revenues:

United Kingdom	$11,612	$12,323	$11,995
North America	7,846	7,759	8,991
Israel	16,141	14,922	19,554
Japan	6,375	9,950	11,080
Europe	1,560	741	615

	$43,534	$45,695	$52,235

	December 31,
	2009	2010
2. Long-lived assets:

Netherlands Antilles	$8,621	$8,621
Israel	15,319	15,842
North America	76	3,263
Rest of the world	640	795

	$24,656	$28,521

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2008	2009	2010

Total costs	$7,380	$6,427	$8,680
Less - capitalized software development costs	(3,496)	(3,692)	(5,387)

Research and development expenses, net	$3,884	$2,735	$3,293

b.	Financial expenses, net:

	Year ended December 31,
	2008	2009	2010

Financial income:
Interest	$242	$109	$87
Foreign currency transaction differences	183	106	39
Income on put option transactions	106	135	-

	531	350	126
Financial expenses:
Interest *)	867	416	105
Foreign currency transaction differences	519	150	182
Bank charges and others	103	41	30
Loss from put options and forward transactions	285	163	67
Re-measurement of earn-out payment	-	-	106
Amortization of issuance expenses and discount on convertible notes	679	458	-
Loss on repurchase of convertible debentures	314	2	-

	2,767	1,230	490

Financial expenses, net	$2,236	$880	$364

*)	For capitalization of interest expenses, see Note 6a.

NOTE 16:	SUBSEQUENT EVENT

On March 11, 2011, a massive earthquake off the eastern coast of Japan triggered a devastating tsunami tidal wave, causing damage and destruction. It is too early to predict the long-term impact of this disaster on the economy of Japan and elsewhere. Our net sales and assets in Japan constitute approximately 21% and 9% of our total net revenues and assets, respectively.