Form 20-F
period 2011-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2012-04-04
CIK 885740

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

 OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

As of December 31, 2011, the issuer had 39,680,630 Common Shares, par value € 0.01 per share, outstanding.

Indicate by check mark if the registrant is well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐      No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐      No ☒

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

☐ Large Accelerated Filer      ☐ Accelerated Filer      ☒ Non-Accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP         ☐ International Financial Reporting Standards as issued      ☐ Other

by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐      Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐       No ☐

TABLE OF CONTENTS

		Page

Introduction		1

PART I		1

Item 1.	Identity of Directors, Senior Management and Advisers	1

Item 2.	Offer Statistics and Expected Timetable	1

Item 3.	Key Information	2

Item 4.	Information on the Company	12

Item 4A.	Unresolved Staff Comments	28

Item 5.	Operating and Financial Review and Prospects	28

Item 6.	Directors, Senior Management and Employees	41

Item 7.	Major Shareholders and Related Party Transactions	53

Item 8.	Financial Information	56

Item 9.	The Offer and Listing	57

Item 10.	Additional Information	60

Item 11.	Quantitative and Qualitative Disclosures About Market Risk	82

Item 12.	Description of Securities Other Than Equity Securities	83

PART II		83

Item 13.	Defaults, Dividend Arrearages and Delinquencies	83

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	83

Item 15.	Controls and Procedures	83

Item 16.	[Reserved]	84

Item 16A.	Audit Committee Financial Expert	84

Item 16B.	Code of Ethics	84

Item 16C.	Principal Accountant Fees and Services	85

Item 16D.	Exemptions from the Listing Standards for Audit Committees	85

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	85

Item 16F.	Change in Registrant's Certifying Accountant	85

Item 16G.	Corporate Governance	79

PART III		87

Item 17.	Financial Statements	87

Item 18.	Financial Statements	87

Item 19.	Exhibits	88

Signature		90

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

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

A. Selected Financial Data.

The following tables summarize certain selected consolidated financial data for the periods and as of the dates indicated. We derived the statement of operations financial data for the years ended December 31, 2009, 2010 and 2011 and the balance sheet data as of December 31, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations financial data for the years ended December 31, 2007 and 2008 and the balance sheet data as of December 31, 2007, 2008 and 2009 are derived from our audited financial statements not included in this annual report. Certain financial data for previous years set forth below was reclassified to conform to later years' presentation. You should read the selected consolidated financial data together with our audited consolidated financial statements included elsewhere in this annual report and with Item 5, “Operating and Financial Review and Prospects.” Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

	Year Ended December 31,
Selected Financial Data:	2007	2008	2009	2010	2011
	(In thousands, except share and per share data)

Revenues	42,395	43,534	45,695	52,235	69,927
Cost of revenues	25,583	26,457	26,571	29,921	40,067
Gross profit	16,812	17,077	19,124	22,314	29,860
Operating Expenses:
Research and development, net	3,502	3,884	2,735	3,293	5,008
Selling, marketing, general and administrative	12,513	10,708	11,048	12,310	18,113
Acquisition-related and restructuring costs	-	-	-	-	1,115
Total operating expenses	16,015	14,592	13,783	15,603	24,236
Operating income	797	2,485	5,341	6,711	5,624
Financial income (expenses), net	(2,798)	(2,236)	(880)	(364)	104
Other expenses (income), net	109	(32)	-		-
Income (loss) before taxes on income	(2,110)	281	4,461	6,347	5,728
Taxes on income (benefit)	338	584	260	177	(230)

Net income (loss)	(2,448)	(303)	4,201	6,170	5,958

Attributable to non-controlling interest	96	41	-	18	61

Net income (loss) attributable to Sapiens	(2,544)	(344)	4,201	6,152	5,897

Basic net earnings (loss) per share attributable to Sapiens' shareholders	$(0.14)	$(0.02)	$0.19	$0.28	$0.21
Diluted net earnings (loss) per share attributable to Sapiens' shareholders	$(0.14)	$(0.02)	$0.19	$0.28	$0.19
Weighted average number of shares used in computing basic net earnings (loss) per share	18,218	21,532	21,573	21,583	28,460
Weighted average number of shares used in computing diluted net earnings (loss) per share	18,218	21,532	21,574	22,181	30,764

	At December 31,
Balance Sheet Data:	2007	2008	2009	2010	2011
	(In thousands)

Cash and cash equivalents	$13,125	$7,938	$11,172	$16,182	$21,460
Working capital (deficit)	(567)	(4,506)	925	4,868	7,736
Total assets	55,307	47,867	48,731	58,719	153,468
Accrued severance pay (1)	3,544	3,826	3,895	4,446	10,711
Other long-term liabilities	6,698	296	34	299	617
Capital stock	132,310	132,562	132,821	133,418	208,464
Total equity	21,943	21,876	26,415	34,118	110,247
(1)	Accrued severance pay relates to accrued severance obligations mainly to our Israeli employees as required under Israeli labor law. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

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

The market for our solutions is characterized by changing business conditions and customer requirements, including requirements based on regulations to which our customers are subject. Nevertheless, estimates of the market's expected growth resulting from the changing conditions and requirements are inherently uncertain and are subject to many risks and assumptions. We may need to develop and introduce additional software and enhancements to our existing solutions to satisfy our current customers and maintain our competitive position in the marketplace. We may also need to modify our software so that it can operate with new or enhanced software that may be introduced by other software vendors, it can be used in different environments or it can comply with regulatory requirements to which our customers are subject. The failure to anticipate changes in technology, partner and customer requirements and successfully develop, enhance or modify our software solutions, or the failure to do so on a timely basis, could limit our revenue growth and competitive position.

Our development cycles are lengthy, we may not have the resources available to complete development of new solutions and enhancements and modifications of our current solutions and we may incur significant expenses before we generate revenues, if any, from new solutions or such enhancements or modifications.

Because our solutions are complex and require rigorous testing, development cycles can be lengthy, taking us up to two years to develop and introduce new, enhanced or modified products. Moreover, development projects can be technically challenging and expensive. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from such expenses. There can be no assurance that we will have sufficient resources to make such investments or that these investments will bring the full advantages or any advantage as planned.

If existing customers do not make subsequent purchases from us and continue using our solutions and services or if our relationships with our largest customers are impaired, our revenue could be negatively affected

Our existing customers are a key asset, and we depend on repeat product and service revenues from our base of customers. Five of our customers represent 33% of our revenues (which include customers of our newly-acquired businesses from August 21, 2011 when we acquired these businesses, as described below). There can be no assurance that our existing customers will enter into new project contracts with us or that they will continue using our technologies. A significant decline in our revenue stream from existing customers would have an adverse effect on our operating results.

Our sales cycle is variable, depends upon many factors outside our control, and could cause us to expend significant time and resources prior to earning associated revenues.

The typical sales cycle for our solutions and services is lengthy and unpredictable, requires pre-purchase evaluation by a significant number of employees in our customers’ organizations, and often involves a significant operational decision by our customers. Our sales efforts involve educating our customers and industry analysts and consultants about the use and benefits of our products, including the technical capabilities of our products and the potential cost savings achievable by organizations deploying our solutions. Customers typically undertake a significant evaluation process, which frequently involves not only our products, but also those of our competitors and can result in a lengthy sales cycle. Our sales cycle for new customers is typically six to eighteen months and can extend even longer in some cases. We spend substantial time, effort and money in our sales efforts without any assurance that our efforts will produce any sales.

As part of our business strategy, we have made and may continue to make acquisitions, which, if not successfully integrated into our business, could harm our results of operations and financial condition and, if we issue securities or need to obtain debt financing to complete such acquisitions, could negatively impact our capital structure.

In August 2011, we acquired IDIT I.D.I. Technologies Ltd. (“IDIT”) and FIS Software Ltd. (“FIS”). In April 2010 we acquired Harcase Software Limited ("Harcase"). We have commenced the integration of IDIT and FIS into our current business, including adding their solutions to our product line and integrating their employees, including developers, technical support providers and sales and marketing personnel into our business. We expect that this process will continue through 2012, but there is no assurance that we will be able to successfully integrate the businesses of IDIT and FIS into our business and achieve anticipated synergies.

As part of our growth strategy, we may consider acquiring other products and businesses to grow our revenues and increase our customer base. We face the risk that businesses we may acquire in the future may ultimately fail to further our strategies. In addition, we may not be able to successfully integrate acquired technologies and achieve expected synergies or take advantage of the increase in our customer base. Further, we may not be able to retain the key employees that may be necessary to operate the businesses we acquired and may acquire and we may not be able to timely attract new skilled employees and management to replace them.

We may also compete with others to acquire businesses or other technologies, and such competition may result in decreased availability of, or increased prices for, suitable acquisition candidates. In addition, for various commercial and economic considerations, we may not be able to consummate acquisitions that we have identified as crucial to the implementation of our strategy. Furthermore, attempted acquisitions may divert management, operational and financial resources from the conduct of our core business, and we may not complete any attempted acquisition.

In addition, for some of our recent acquisitions, we have used capital stock, thereby diluting our shareholders and if we use capital stock in connection with such acquisitions, our existing shareholders may experience further dilution. If we use cash or debt financing, our financial liquidity will be reduced, the holders of our debt would have claims on our assets ahead of holders of our Common Shares and our business operations may be restricted by the terms of any debt. An acquisition may involve accounting charges and/or amortization of significant amounts of intangible assets, which would adversely affect our ability to achieve and maintain profitability.

The market for software solutions and related services is highly competitive.

The market for software solutions and related services and for business solutions for the insurance and financial services industry in particular, is highly competitive. Many of our smaller competitors have been acquired by larger competitors, which provides such smaller competitors with greater resources and potentially a larger client base for which they can develop solutions. Our customers or potential customers could prefer suppliers that are larger than us, are better known in the market or that have a greater global reach. In addition, we and some of our competitors have developed systems to allow customers to outsource their core systems to external providers (known as BPO). We are seeking to partner with BPO providers, but there can be no assurance that such BPO providers will adopt our solutions rather than those of our competitors. Determinations by current and potential customers to use BPO providers that do not use our solutions may result in the loss of such customers and limit our ability to gain new customers.

Our business involves long-term, large projects, some of which are fixed-price projects that involve uncertainties, such as estimated project costs and profit margins.

Our business is characterized by relatively large projects or engagements that can have a significant impact on our total revenue and cost of revenue from quarter to quarter. A high percentage of our expenses, particularly employee compensation, are relatively fixed. Therefore, a variation in the timing of the initiation, progress or completion of projects or engagements can cause significant variations in operating results from quarter to quarter. Some of our solutions are sold as fixed-price projects with delivery requirements spanning more than one year. As our projects can be highly complex, we may not be able to accurately estimate our actual costs of completing a fixed-project. If our actual cost-to-completion of these projects differs significantly from the estimated costs, we could experience a loss on the related contracts, which would have a material adverse effect on our results of operations, financial position and cash flow. Similarly, delays in executing client contracts may affect our revenue and cause our operating results to vary widely. Our solutions are delivered over periods of time ranging from several months to a few years. Payment terms are generally based on periodic payments or on the achievement of milestones. Any delays in payment or in the achievement of milestones may have a material adverse effect on our results of operations, financial position or cash flows.

Failure to meet customer expectations with respect to the implementation and use of our solutions could result in negative publicity, reduced sales and diversion of resources, all of which would harm our business, results of operations, financial condition and growth prospects.

We provide our customers with upfront estimates regarding the duration, budget and costs associated with the implementation of our products. Implementation of our solutions is complex and meeting the anticipated duration, budget and costs often depend on factors beyond our control. We may not meet the upfront estimates and expectations of our customers for the implementation of products as a result of our product capabilities or service engagements by us, our system integrator partners or our customers' IT employees.

The quality of our solutions, enhancements and new versions is critical to our success. Since our software solutions are complex, they may contain errors that can be detected at any point in their life cycle. While we continually test our software for errors or defects and work with customers to identify and correct them, errors in our technology may be found in the future. Testing for errors or defects is complicated because it is difficult to simulate the breadth of operating systems, user applications and computing environments that our customers use and our software itself is increasingly complex.

If we fail to meet upfront estimates and the expectations of our customers for the implementation of our products we could lose customers and be subject to negative publicity regarding us and our solutions, which could adversely affect our ability to attract new customers and sell additional products and services to existing customers.

In addition, errors or defects in our technology could result in delayed or lost revenue, claims against us, diversion of development resources and increased service, warranty and insurance costs. In addition, time-consuming implementations may also increase the number of services personnel we must allocate to each customer, thereby increasing our costs and adversely affecting our business, results of operations and financial condition.

Our business involves business-critical solutions which expose us to potential liability claims.

Since our customers rely on our solutions to operate, monitor and improve the performance of their business processes, they are sensitive to potential disruptions that may be caused by the use of, or any defects in, our software. As a result, we may be subject to claims for damages related to software errors in the future. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Regardless of whether we prevail, diversion of key employees’ time and attention from our business, incurrence of substantial expenses and potential damage to our reputation might result. While the terms of our sales contracts typically limit our exposure to potential liability claims and we carry errors and omissions insurance against such claims, there can be no assurance that such insurance will continue to be available on acceptable terms, if at all, or that such insurance will provide us with adequate protection against any such claims. A significant liability claim against us could have a material adverse effect on our results of operations and financial position.

Although we apply measures to protect our intellectual property rights and our source code, there can be no assurance that the measures that we employ to do so will be successful.

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

If our products experience data security breaches, and there is unauthorized access to our customers' data, we may lose current or future customers and our reputation and business may be harmed.

Our products are used by our customers to manage and store proprietary information and sensitive or confidential data relating to their businesses. Although we maintain security features in our products, our security measures may not detect or prevent hacker interceptions, break-ins, security breaches, the introduction of viruses or malicious code, and other disruptions that may jeopardize the security of information stored in and transmitted by our products. A party that is able to circumvent our security measures in our products could misappropriate our or our customers' proprietary or confidential information, cause interruption in their operations, damage or misuse their computer systems, and misuse any information that they misappropriate. If any compromise of the security of our products were to occur, we may lose customers and our reputation, business, financial condition and results of operations could be harmed.

Our future results could be adversely affected by an impairment of the value of certain intangible assets and goodwill.

As a result of our acquisitions of IDIT and FIS, our intangible assets and goodwill increased significantly. Our assets as of December 31, 2011 include, among other things, goodwill amounting to approximately $67 million, capitalized software development costs, net, amounting to approximately $17 million, customer relationship amounting to approximately $8 million, developed technology and in process R&D amounting to approximately $5 million. The applicable accounting standards require that (a) goodwill be tested for impairment at least annually, and written down when impaired and (b) capitalized software, customer relationship and developed technology costs be assessed for recoverability on a regular basis, to determine whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold, in accordance with ASC 985 "Software." If our goodwill, capitalized software development costs, customer relationship or developed technology were deemed to be impaired in whole or in part due to adverse changes in the income we receive from our products, we could be required to reduce or write off such assets, thus having to recognize additional expense in our statements of operations and to reduce our shareholders’ equity.

Weakened global economic conditions may adversely affect the financial services industry generally and the insurance industry in specific, including the rate of information technology spending, which could cause our customers to defer or forego purchases of our products or services.

Our business depends on the overall demand for information technology from, and on the economic health of, our current and prospective customers. In addition, the purchase of our products is discretionary and involves a significant commitment of capital and other resources. Economies throughout the world currently face a number of economic challenges, including threatened sovereign defaults, credit downgrades, restricted credit for businesses and consumers and potentially falling demand for a variety of products and services. Notwithstanding the recent recovery in some of the financial markets, many companies are still cutting back expenditures or delaying plans to add additional personnel or systems. Our customers have and may suffer from reduced operating budgets, which could cause them to defer or forego purchases of our products or services. Continued challenging economic conditions in many of our markets, or a reduction in information technology spending even if economic conditions improve, could adversely impact our business, results of operations and financial condition in a number of ways, including longer sales cycles, lower prices for our products and services, material default rates among our customers, reduced sales of our products and services and lower or no growth.

Risks Relating to Our International Operations

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

Other potential risks that may impact our international business activities include the burdens of complying with a wide variety of foreign laws and changes in regulatory requirements, although such factors have not had a material adverse effect on our financial position or results of operations to date.

We face currency exchange risks, as changes in exchange rates between the US dollar and other currencies, especially the NIS, may negatively impact our earnings.

Exchange rate fluctuations between the US dollar and other currencies which we and our subsidiaries use, especially the NIS, may negatively affect our earnings. A significant portion of our expenses, including research and development, personnel and facilities-related expenses, are incurred in Israel, in NIS. Consequently, we are particularly exposed to the risk of appreciation of the NIS in relation to the US dollar. This appreciation would cause an increase in our expenses as recorded in our US dollar denominated financial statements even if the expenses denominated in local currencies remains unchanged. In addition, our level of revenues and profits may be adversely affected by exchange rate fluctuations.

The depreciation of the NIS in relation to the U.S. Dollar in 2011 and the exchange rate fluctuations between the U.S. Dollar and other currencies which we and our subsidiaries use, did not cause any significant change in our foreign currency translation differences.

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

Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain and although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2012. There was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities in December 2008 and January 2009 along Israel’s border with the Gaza Strip, which resulted from missiles being fired from the Gaza Strip into Southern Israel. There were also extensive hostilities along Israel’s northern border with Lebanon in the summer of 2006. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and cause our revenues to decrease. Any future armed conflict, political instability or violence in the region, including acts of terrorism, may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

Some of our employees in Israel are obligated to perform military reserve duty, currently consisting of approximately 30 days of service annually (or more for reserves officers or citizens with certain occupations). Additionally, they are subject to being called to active duty at any time upon the outbreak of hostilities. While we have operated effectively under these requirements since the establishment of Sapiens, no assessment can be made as to the full impact of such requirements on our business or work force and no prediction can be made as to the effect on us of any expansion of such obligations.

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

There is limited trading volume for our Common Shares, which causes the stock price to be volatile and which may lead to losses by investors.

There is limited trading volume for our Common Shares, both on the NASDAQ Capital Market and the TASE. As a result, our Common Shares have experienced significant market price volatility in the past and may experience significant market price and volume fluctuations in the future, in response to factors such as announcements of developments related to our business, announcements by competitors, quarterly fluctuations in our financial results and general conditions in the industry in which we compete.

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

Formula Systems (1985) Ltd. (“Formula”), whose ADRs trade on the NASDAQ Global Market (under the trading symbol: FORTY) and whose shares trade on the TASE (under the trading symbol: FORT), directly owned as of March 1, 2012 approximately 52% of our outstanding Common Shares. Asseco Poland SA, whose shares trade on the Warsaw Stock Exchange ("Asseco"), directly owns 51.7% of Formula's outstanding share capital.

Asseco, through Formula, is and may continue to be in a position to exercise control over most matters requiring shareholder approval. While Formula currently has only one representative on our Board of Directors, Formula may nevertheless in the future use its share ownership or representation on our Board of Directors to substantially influence corporate actions that conflict with the interests of our other public shareholders including, without limitation, changing the size and composition of our Board of Directors and committees of our Board of Directors, causing the issuance of further securities, amending our governing documents or otherwise controlling the outcome of shareholder votes. Furthermore, our exemption from certain NASDAQ corporate governance requirements as a “controlled company” of which greater than 50% of the voting power is held by a group (i.e., Asseco and Formula) and the determination to opt out of these NASDAQ corporate governance requirements as permitted for a foreign private issuer, may have the effect of removing potential checks on Asseco’s and Formula’s control over our company. As a result of such election, we are not required to comply with the following NASDAQ Listing Rule requirements: maintenance of a majority of independent directors on our board of directors; selection of director nominees by a wholly independent nominating committee of the board or a majority of our independent directors; adoption of a written charter or board resolution addressing the director nominations process; determination of our executive officers’ compensation by an independent compensation committee or a majority of our independent directors; and shareholder approval for certain matters. Our exemption from these requirements could strengthen Asseco’s and Formula’s control over our board of directors and management. See Item 6.C below “Board Practices— NASDAQ Exemptions for a Controlled Company” and “Board Practices— NASDAQ Opt-Out for a Foreign Private Issuer”.

Furthermore, actions by Formula with respect to the disposition of the Common Shares it beneficially owns, or the perception that such actions may occur, may adversely affect the trading price of our Common Shares.

If we are classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

Generally, if for any taxable year, after applying certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of the value of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rental and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. This characterization could result in adverse U.S. tax consequences to our shareholders who are U.S. taxpayers, including having gain realized on the sale of our Common Shares being treated as ordinary income rather than capital gain income, and could result in punitive interest charges being applied to such sales proceeds. Rules similar to those applicable to dispositions apply to amounts treated as “excess distributions.”

We believe we were not a PFIC in 2011 just as we believe we were not a PFIC for at least the past 5 years. We currently expect that we will not be a PFIC in 2011. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors. Therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2011 or in a future taxable year. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our Common Shares. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E, “Additional Information – Taxation - U.S. Federal Income Tax Considerations - Tax Consequences if We Are a Passive Foreign Investment Company."

Item 4.    Information on the Company

A.    History and Development of the Company.

Corporate Details

Our legal and commercial name is Sapiens International Corporation N.V., and we were incorporated and registered in Curaçao on April 6, 1990. We are a public limited liability company and operate under the provisions of the Curaçao Commercial Code. Our registered office is located at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, and our telephone number in Curaçao is + 5999-736-6277. United International Trust N.V. is the Company’s agent in Curaçao and serves as a member of our Board of Directors. Our World Wide Web address is www.sapiens.com. The information contained on the web site is not a part of this annual report. We have not had any important events in the development of our business since January 1, 2012.

Capital Expenditures and Divestitures since January 1, 2009

On April 27, 2010, we completed the acquisition of all of the issued and outstanding shares of Harcase, a company engaged in the development, implementation and marketing of software solutions and provision of related professional services for property and casualty insurance carriers. Under the terms of the share purchase agreement (the "SPA") we paid approximately $4 million to the selling shareholders of Harcase (the "Selling Shareholders") consisting of approximately $3 million in cash ($750,000 of which was placed into an escrow account to be released to the selling shareholders in accordance with the terms of the SPA) and 454,546 Common Shares (which were placed into an escrow account to be released to the Selling Shareholders in accordance with the terms of the SPA). Each Selling Shareholder was granted a put option to sell to us the Common Shares held by such Selling Shareholder for a price of $1.54 per share during a period of six months following the release of such Common Shares from escrow, if such Common Shares are so released.

On August 21, 2011, we completed the acquisition of all of the share capital of each of FIS and IDIT, for a consideration that consisted of $6.75 million in cash, 10,016,875 of our Common Shares and warrants to purchase 1,000,000 of our Common Shares for FIS and 7,483,125 of our Common Shares for IDIT. The aggregate shares issued upon completion of the foregoing transactions constituted, immediately upon such completion, 44.2% of our issued and outstanding share capital. In addition, options to purchase shares of IDIT and FIS were replaced at the closing with options to purchase an aggregate of 1,938,844 of our Common Shares. An aggregate of 1,750,000 of our Common Shares that were issued as consideration in these transactions were deposited in escrow for 12 months, in connection with certain indemnification arrangements.

Our principal capital expenditures during the last three years related mainly to the purchase of computer equipment and software for use by our subsidiaries. These capital expenditures totaled $324 in 2009, $662 in 2010 and $482 in 2011.

B.     Business Overview.

We are a global provider of innovative software solutions for the financial services industry, with a focus on insurance.

We offer our customers the following:

•	Solutions for Property & Casualty/General Insurance (“P&C”) and Life, Pensions and Annuities (“L&P”) core software solutions

•	Field-tested project delivery and implementation methodologies for the implementation of our mission critical, complex solutions deployed at over 100 customers, including by 70 customers using our insurance software solutions
•	Insurance best practices from across the globe, backed by more than 700 employees including many insurance and technology experts

Our portfolio of products includes the following solutions:

•	Solutions for P&C/General Insurance
o	Rapidsure – A component-based software solution designed for the P&C market with the focus on the North American market
o	IDIT - A component-based software solution, designed for the P&C market, with a focus on Europe and Asia Pacific markets
o	Insight for Reinsurance - a software solution designed to enable P&C insurance carriers to manage their reinsurance programs
•	Solutions for L&P
o	ALIS - a software solution for individual, group and worksite life and pension insurance products
o	Insight for Reinsurance - a software solution designed to enable L&P insurance carriers to manage their reinsurance programs
•	Decision - a business decision management solution for the financial services market
•	eMerge – an application development platform, for fast deployment of tailor-made complex solutions.

We also continue to provide support for our other legacy solutions, such as Insight for P&C and Insight for L&P.

Our Strategy

Our primary goal is to become a market leader in the global insurance software solutions marketplace. Our strategy is to continue our growth while retaining profitability. We plan to achieve this by focusing on the following principles:

-	Expanding our market share via organic growth and acquisitions of insurance software vendors with sound customer bases

-	Continuing to enhance our insurance software solutions to ensure their leading functional and technical edge for the benefit of our customers

-	Sharing our knowledge and field-tested best practices to ensure successful roll-out and implementation of our software solutions

-	Developing long-term relations with our customers by providing support services, maintenance and assistance and develop additional functionality to fully exploit our insurance software solutions in the future and strengthen our recurring revenue model

We market our solutions globally through our direct sales force, and partner with technology and service providers to optimize our offerings and extend market reach, where applicable.

We have been working closely with IBM for over 20 years at what IBM refers to as a “Premier Business Partner” level. This cooperation is executed through close technology, project delivery, sales and marketing cooperation. We are qualified as a Microsoft Gold certified partner. These alliances enable us to reach a broader target market, enhance our delivery capabilities and leverage best technologies.

We work together with additional technology and standards providers, such as ISO and ACORD to further complement our portfolio, and offer our customers a comprehensive and innovative solution that addresses the entire breadth of their business needs.

Industry Background

Insurance Industry

Life Insurance, Pensions and Annuities. L&P providers offer their customers a wide range of products for long-term savings and insurance to assist policyholders in financial planning, including life insurance, retirement, pensions and investment products. Life insurance products can take on many forms, including term life, universal life, variable universal life, income protection, payment protection, critical illness, whole life, and endowment products. Many individuals purchase these products and they are often provided by employers as well. In addition, pension providers offer various types of retirement plans including individual and group personal pensions, stakeholder pensions, transfer plans, group additional voluntary contribution plans, defined contribution plans, annuities and group self-invested pension plans. L&P providers are highly regulated, particularly in the United States.

Among the key functions needed by providers to administer their products are Quotation & Illustration, New Business, Policy Servicing, Underwriting, Billing & Collection, Claims Processing, Agency & Commission, Reinsurance and Document Management.

Property & Casualty/General Insurance. P&C insurance (known in the UK as General Insurance, or “GI”) protects policyholders against a range of losses on items of value including homes, vehicles, jewelry and commercial property, as well as from unforeseen events including burglary, bodily injury, natural disaster and litigation. P&C insurance is pervasive and is purchased by nearly all businesses and individuals. While some forms of P&C insurance are optional, others, such as automobile insurance, workers’ compensation insurance and medical malpractice insurance, are obligatory.

The key functional areas in P&C insurance are underwriting and policy administration, claims management and billing. Reinsurance ensures appropriate risk management and processes to recover reinsurers’ portions of claim payments. Each of these functions involves multiple touch points and information exchanges between individuals and systems.

Reinsurance. Reinsurance is insurance that is purchased by an insurance company from another insurance company as a means of risk management. The reinsurer and the insurer enter into a reinsurance agreement which details the conditions upon which the reinsurer would pay the insurer's losses. The reinsurer is paid a reinsurance premium by the insurer, and the insurer issues insurance policies to its own policyholders. The main reason for insurers to buy reinsurance is to transfer risk from the insurer to the reinsurer. Insurers’ key functions to analyze and manage their reinsurance coverage are premium and claims calculation and allocations, claims processing, financial accounting and reporting.

Insurance Software Solutions

The existing systems used by many insurance carriers are outdated and their technical and functional limitations have held back insurance carriers from growth and innovation through creation of new products, reaching new distribution channels and competing in the changing insurance market. These systems also subject these insurance carriers to financial and operational risk because of their age and inadequacy. In addition, these systems do not have the capabilities to support the many different types of products and product lines offered by large insurance carriers.

In order for carriers to manage their insurance products, their systems must be able to integrate with other internal systems, be highly configurable and have the ability to control the entire workflow process. In addition, regulatory requirements throughout the world and in various states in the United States require specialized data and business rules, which makes development of software solutions for insurers with a national or global presence particularly challenging. In addition, many IT providers have found it difficult to comply with the regulatory analysis and recordkeeping requirements imposed on insurers. These factors pose particular challenges to insurers seeking to update their solutions in order to meet these regulatory requirements and customer needs.

The needs of insurance carriers can change rapidly as business and marketing models and insurance products evolve. The insurance carriers must adapt rapidly to the shifting needs and behaviors of the consumer and to keep up with the needs of customers of various types, including individual, corporate and government. For example, today’s private purchasers and agents compare insurance products and prices via Internet research, as well as through traditional phone and in-person channels. Therefore, insurance carriers require systems that allow customers and agents to access price quotes based on particular circumstances and requests and updated information regarding their policies and claims.

Insurers have begun to expect system solutions like Sapiens’ to incorporate and participate in their business more broadly. At the same time, to support their current and past customers and claims, the insurance carriers must maintain their legacy systems and integrate them into the new systems to allow the insurance carriers to innovate while maintaining records of customer history. This challenge is faced by the majority of insurance carriers using legacy software yet seeking to keep pace with the changing insurance industry.

Furthermore, insurers are increasing their global reach through acquisitions and business initiatives. These insurers in turn are seeking sole providers who can deliver solutions that the insurers can use across markets which by meeting local regulatory requirements and customer needs across the globe.

Our Business Solutions for the Insurance Industry

We have focused our resources on delivering solutions to help the insurance industry become more agile in the face of the new and changing business environment, while simultaneously reducing IT costs.

For each of our target markets for our insurance solutions, we have sought to adapt our solutions to the specific market needs, focusing on market standards and regulations. These solutions can be further customized to match specific legacy systems and business requirements, while providing pre-configured functionality. These solutions can also be expanded and modified, using our knowledge of insurance best practices.

Our solutions are based on a model-driven architecture (incorporate “Service Oriented Architecture - SOA”) and are engineered to provide streamlined secure processing, while maintaining total platform independence and system reliability. Our solutions are component-based and scalable in order to help our customers implement our software into their environments to better serve their clients and quickly respond to insurance regulatory changes that result in a rapid time to market. Our component-based solutions allow our customers to use our solutions and expand them across different markets and regulatory regimes as they expand their businesses using our components customized for local requirements and integrated through the common base platform.

Key Benefits of our Solutions to our Customers

Sapiens offers a broad range of insurance software solutions intended to address all of the core systems IT needs of insurance companies.

Our expanded insurance solutions offer a broad range of advantages to the operational environment of our customers' organizations. We believe that these advantages, some of which are listed below, coupled with our ability to support the customer’s legacy systems based on our 30 years of experience in deploying core solutions for the large enterprises, create real added-value for our customers.

•	Rapid deployment of new insurance products to create a clear competitive advantage in the P&C and L&P market

•	Expansion of business globally while leveraging a single solution to support all operations

•	Complying with regulatory requirements by introducing best practices in decision management systems

•	Supporting multiple innovative channels to the customers, including social media and internet

•	Prevention of claims leakage with comprehensive, auditable approach to management of reinsurance programs

•	Meeting business goals of time to market and market reach while improving total cost of ownership

Our Solutions

Property & Casualty/General Insurance

RapidSure

RapidSure is a component-based software solution, designed specifically to meet the business requirements of P&C insurance providers, mainly in North America. Utilizing leading edge technologies, RapidSure provides insurance carriers with a flexible, comprehensive and advanced software solution. RapidSure supports a broad range of general, personal and commercial lines of business, including homeowners, fleet insurance, and specialty lines insurance products, and is designed to handle complex policies and high volume transactions.

RapidSure is built on SOA, which facilitates ease of integration with existing corporate and external systems such as ACORD and ISO.

RapidSure also offers a unique, modern user experience which allows insurance carriers to improve efficiency through ease of operation.

Rapidsure provides a broad set of applications to support the P&C insurance core operations lifecycle. This includes:

•	Policy Administration
•	Product Configurator
•	Point-of-Sale Portal

We expect to add a billing application to RapidSure during 2012.

Rapidsure’s rules-based Policy Administration, along with its robust Product Configuration engine are intended to enable market agility and rapid deployment of insurance products. Rapidsure’s Point of Sale Portal was developed to assist insurers in offering their products through multiple distribution channels, including directly through the internet and through insurance agents, to allow insurers to keep up with market trends.

Other components of RapidSure include:

•	Customer Relationship Management (CRM)
•	Enterprise Agency System (EAS)
•	Insurance Enterprise Architecture
•	Business Integration Platform
•	Conversion

IDIT

IDIT is a component based software solution, addressing the specific needs of general insurance carriers for traditional insurance, direct insurance, banc assurance and brokers markets, primarily in Europe and in the Asia-Pacific markets. IDIT integrates multiple front office and back office processes, including insurance product design, policy administration, underwriting, call center, remote users and partners, backed by fully secured internet-based capabilities.

IDIT supports a broad range of general, personal and commercial lines of business, including homeowners, fleet insurance, health insurance, medical insurance and term-life insurance products.

IDIT provides a full set of applications to support insurance core operations lifecycle. This includes:

•	Policy Administration
•	Claims Management
•	Billing and Collection

Modular software components can be customized to match specific insurance business requirements, while providing pre-configured functionality, including:

•	Customer Relationship Management (CRM)
•	Product Factory
•	Workflow Management
•	Insurance Accounting
•	Document Management
•	Business Intelligence

Insight for Reinsurance

Insight for Reinsurance enables P&C/General Insurance carriers and brokers to handle all of their P&C/General reinsurance activities on a single platform, with full financial control and auditing support. By incorporating in-depth, fully automated functions readily adaptable to each company's business procedures, Insight for Reinsurance provides full financial control of the reinsurance practice, including support for all auditing requirements and regulatory reporting – Schedule F, P.

Insight for Reinsurance provides end-to-end processing, including:

•	Setup of and definition of the reinsurance program
•	Import of premium and claims transactions
•	Automatic allocation of premiums and claims to reinsurance contracts

•	Performing required calculations
•	Production of statements & accounts to reinsurance participants

Insight for P&C

Insight for P&C is a software solution used by P&C carriers, in certain states in the United States. Insight for P&C can be customized to meet the particular business demands at the insurer level and the regulatory needs at the state level.

Life, Pension and Annuity

ALIS

ALIS is a comprehensive L&P software solution for individual, group and worksite insurance products. ALIS incorporates all activities along the life, pensions and annuities lifecycle - from marketing through underwriting, insurance billing and servicing, to claims workbench and exit processing.

ALIS supports the following product lines:

•	Individual Annuity Products
•	Group/Worksite Life & Protection Products
•	Individual Life & Protection Insurance Products
•	Worksite Group & Voluntary Benefit Products
•	Hybrid Products
•	Retirement Plans

ALIS is a modular system and its functional components include all of those necessary for L&P insurers to manage their business:

•	Quotation & Illustration
•	New Business
•	Policy Servicing
•	Underwriting
•	Billing & Collection
•	Claims Processing
•	Agency & Commission
•	Document Management

ALIS has been developed specifically to meet the needs of L&P insurance carriers, who are highly regulated.

Insight for Reinsurance

Insight for Reinsurance, enables L&P carriers and brokers to handle all L&P reinsurance activities on a single platform, with the capabilities described above.

Insight for L&P

Insight for L&P enables L&P carriers in Israel to handle a wide range of L&P activities, particularly in Israel, which has specific regulatory requirements.

eMerge

Our eMerge is a rules-based model-driven architecture that enables the creation of mission critical core enterprise applications with little or no coding using agile methodologies. Our technology is intended to allow customers to achieve legacy modernization and enterprise application integration.

DECISION

DECISION is a business decision management solution developed for the financial services market, including mortgage banks, investment banks and insurers. DECISION automatically structures business logic and then maps it directly to the organization’s rules engine data. By separating the business logic from the business process, the organization benefits from more efficient, fully audited and standardized policies.

DECISION can elicit, organize and manage business logic including all related business decisions & business rules. Decision seamlessly integrates with any business process management system (BPM) or business rules engine (BRE) and features a comprehensive graphical modeling component and robust enterprise grade software architecture.

In addition, DECISION enables business users to take full control of the entire process of decision management, including data quality management, allowing them to easily develop and deploy new policies and methodologies for optimal decision making.

DECISION is powered by The Decision Model which is a business logic framework developed by Knowledge Partners International ("KPI"), that connects business and technology and is rapidly becoming the standard for business decision management. We have a long term agreement with KPI that allows us to embed The Decision Model in our DECISION solution in exchange for royalty payments to KPI.

Our Services

We provide implementation and integration services to help our customers realize benefits from our software solutions. Our implementation teams assist customers in building implementation plans, integrating our software solutions with their existing systems and defining business rules and specific requirements unique to each customer and installation. We also partner with several leading system integration consulting firms to achieve scalable, cost-effective implementations for our customers. We have developed an efficient, repeatable methodology that is closely aligned with the unique capabilities of our solutions.

Our service teams are experienced in both technology and insurance and the level of service and business understanding they provide contributes to the long term success of our customers. This approach increasingly helps us develop strategic relationships with our customers, enhances information exchange and deepens our understanding of the needs of companies within the industry.

Additional IT services that we provide include custom-made solutions that help leading organizations meet the complex business challenges they are facing quickly and cost-effectively while extending and leveraging existing assets. Leveraging the knowledge we have obtained designing and implementing products such as RapidSure Policy Administration for P&C and IDIT Software Suite for General Insurance, INSIGHT for Reinsurance and ALIS for Life & Pension, we offer innovative legacy modernization solutions, mobile application solutions, as well as a full range of application delivery services.

Geographical Distribution of Revenues

The following is a breakdown of our revenues by geographical areas based on our geographic markets, both in thousands of dollars and as a percentage of total revenues for the years indicated:

	2009		2010		2011

Israel	14,922	33%	19,554	38%	21,470	31%
North America	7,759	17%	8,991	17%	20,889	30%
UK and rest of Europe	13,064	28%	12,610	24%	19,542	28%
Asia	9,950	22%	11,080	21%	8,026	11%
Total	45,695	100%	52,235	100%	69,927	100%

Following our acquisition of IDIT and FIS, we anticipate that the percentage of our revenues from customers in North America and the UK and the rest of Europe will continue to increase relative to our revenues from customers in Israel.

Competition

The market for enterprise software solutions for the insurance industry is highly competitive and characterized by rapidly changing technologies, evolving industry standards and customer requirements, and frequent innovations. The following is a breakdown of the competition that we face in each of our primary markets:

Insurance. Our competitors in the market for insurance software solutions differ based on the size, geography and line of business in which we operate. Some of our competitors offer a full suite, others only one module; some operate in specific (domestic) geographies, while others operate on a global basis; and their delivery model will vary with some competitors keeping delivery in house or using IT Outsourcing (ITO) or BPO.

The entrance barriers to this market of insurance software solutions are very high, and maintaining a leading-edge position is challenging, due to several aspects:

•	Development of new core insurance solutions requires heavy R&D investments

•	Innovation in technology is mandatory to win new business

•	Global presence and ability to support global insurance operations

•	Regulatory requirements, which can be burdensome and require specified IT solutions

•	Continued support and development of the solutions requires a critical mass of customers that will support the on-going R&D investment

•	Know-how of insurance system requirements, and ability to bridge between new systems and old existing technologies that in many cases must be maintained

These requirements have led to a marked increase in acquisitions in the insurance software solutions vendor space, as small, local vendors cannot sustain growth without the ability to continue and fund their R&D developments and support the globalization trend.

We are well positioned to leverage our modern solutions, customer base and global presence to compete in this market. In addition, the years of accumulated experience and expert teams allow us to provide a comprehensive response to the IT challenges of this market.

Examples of our competitors are:

•	Global software providers, with their own IP, such as Accenture-Duck Creek, Oracle Admin Server or Guidewire

•	Local/domestic software vendors, such as CCS in the Netherlands, BSB in West Europe, OneShield in the US or TIA in the Nordics and certain Central European Countries

In addition, we face competition from internal IT departments, who often prefer to develop solutions in-house.

We differentiate ourselves from our competitors through the following key factors:

•	Our products are award-winning innovative and modern software solutions, with rich functionality and advanced intuitive user interface, using model driven architecture that allows rapid deployment of the system while reducing the total cost of ownership. Our architecture allows customers to implement the full solution or parts of it, and readily integrate it into existing “legacy” systems.

•	Our L&P solutions are updated for compliance with relevant regulations, particularly in the U.S., where L&P carriers are highly regulated

•	Our P&C solutions are fully compliant with many country-specific regulations and legislations, from the U.S., across Western and Eastern Europe, through Southeast Asia and Australia

•	We have a clear recognition of the technology trends and invest in adjusting our solutions to meet this rapid pace

•	Thanks to the large and growing customer base, we are able to secure and justify future funding of R&D investments

•	Our delivery methodology is based on years of insurance industry experience and cooperation with large insurance companies globally

•	We leverage our proven track record of successful delivery to help our customers deploy the modern solutions while integrating with their legacy environment that must remain supported

eMerge. Our eMerge technology offers our clients flexibility to develop tailor-made solutions to meet their business challenges. Our competitors in the business rules engines and management marketplace include, among others, Fair Isaac (Blaze), Pegasystems, iLOG, Computer Associates, Haley, Corticon, Versata, RuleBurst and ESI. These competitors may seek to replace our eMerge technology that has been implemented by our customers. We believe eMerg is differentied since whereas most competing business rules engines are characterized by delivery of specialized, decision support capabilities that must be later framed into an enterprise’s overall architecture at additional investment costs we have been able to deliver a comprehensive IT solution to our customers, including an automatically generated Web presentation layer and interfaces with various databases, legacy systems and third party software,

DECISION. Our DECISION is an early-stage product, which to a large extent drives an innovative approach in the market of business decision management systems. We believe that, since we believe we have developed an innovative approach which is not being used by other companies, we have not been able to identify a direct competitor in this market.

Some internal IT companies develop business decision management systems. We differentiate ourselves through the following key factors:

•	Our DECISION is the first proven (already in production) true separation of the business logic in a decision management system

•	Our track record of delivering complex, mission-critical solutions plays a key role in our success

•	Our license from KPI together with our innovative technology creates a unique proposition in the market, which is otherwise handled with complex spreadsheets that do not provide the adequate regulatory control

Sales and Marketing

To reach the broadest potential customer base, we use multiple distribution channels, mainly through direct sales force as well as relationships with system integrators and, in certain geographic areas, local and regional distributors. Our sales team is located at our offices in North America, the United Kingdom, Belgium, Israel, Australia and Japan. The direct sales force is geared to large organizations within the financial services with a focus on the insurance industry.

In 2011 and the beginning of 2012, we expanded our investment in sales and marketing, through integration of the IDIT and FIS sales forces and recruitment of additional resources. We intend to further expand our sales and marketing efforts in North America and Europe, taking advantage of our current customer base and the investment in development of solutions that meet the requirements of insurance carriers in those markets. We intend to have our sales and marketing teams focused on more specific markets within those regions to better serve our customers in those markets and enhance our understanding of the needs of those customers in order to grow our business.

We are seeking to focus our marketing efforts on several areas, enhancing our relationships with our existing customers to create a strong reference base and engage in more recurring projects; generating new business opportunities; and creating brand awareness.

We invest in major industry trade shows to improve our visibility and our market recognition. We are improving traffic to our website and using the internet and social media to generate new leads and enhance our presence. We invest resources to improve our relationship within the global analyst community.

We are also investing in strengthening our existing partnerships with IBM, Microsoft, HP and others. These partnerships are key for both market recognition and market reach, leveraging their global presence to create additional business opportunities for us. Simultaneously, we invest in exploring new partnerships with leading system integrators in the financial services and the insurance market in particular.

We believe that a high level of post-contract customer support is important to the successful marketing and sale of our solutions. We have account managers who are focused on building ongoing relationships with existing customers to maintain a high level of customer satisfaction and identify up-selling opportunities within these organizations. In addition, we employ a team of technical specialists who provide a full range of maintenance and support services to our customers.

The typical direct sale to a client includes license, implementation, customization integration services and training services. In addition, substantially all of our clients for which we have deployed our solutions elect to enter into an ongoing maintenance and support contract with us. The term of such a contract is usually twelve months. A maintenance contract entitles the customer to technology upgrades, when made generally available, and technical support. In addition, we offer introductory and advanced classes and training programs available at our offices and at customer sites.

Seasonality

Traditionally, the first and third quarters of the fiscal year have tended to be slower quarters for us and the industries that we target. The first quarter is usually slow, following an active fourth quarter (when companies tend to complete deals and utilize budgets before the end of the fiscal year). The slowdown in the third quarter reflects the summer months, during which activities in many of the regions where our customers are located slow down.

Intellectual Property

We rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology. We believe that due to the dynamic nature of the computer and software industries, copyright protection is less significant than factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services. We seek to protect the source code of our products as trade secret information and as an unpublished copyright work, although in some cases, we agree to place our source code into escrow. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements which grant customers a personal, non-transferable license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. In addition, we attempt to protect trade secrets and other proprietary information through agreements with employees, consultants and distributors. We do not believe that patent laws are a significant source of protection for our products and we do not hold any patents.

Our trademark rights include rights associated with our use of our trademarks, and rights obtained by registration of our trademarks. Our use and registration of our trademarks do not ensure that we have superior rights to others that may have registered or used identical or related marks on related goods or services. We have registrations for the mark “Sapiens” in Benelux, Germany, Italy and Switzerland, the name “RapidSure” in the USA and Canada and the name ALIS, E-ALIS, CORE-ALIS and certain other related marks and the ALIS design. The initial terms of protection for our registered trademarks range from 10 to 20 years and are renewable thereafter.

Regulatory Impact

The global insurance industry is heavily subject to government regulation, and is constantly changing as a result of regulatory changes. Insurance companies must comply with regulations such as the Sarbanes-Oxley Act, Solvency II, Retail Distribution Review (known as RDR) in the United Kingdom and other directives regarding transparency. In addition, many individual countries have increased supervision over local insurance companies.

In Europe, regulators and insurers have been very active, motivated by past financial crises and the need for pension restructuring. Distribution of policies is being optimized with the increasing use of Bank Assurance (selling of insurance through a bank’s established distribution channels), supermarkets and kiosks (insurance stands). Such increased activity would generally tend to have a positive impact on the demand for our software solutions and services; nevertheless, insurers are cautiously approaching spending increases, and while many companies have not taken proactive steps to replace their software solutions in the past two years, many of them are now looking for innovative, modern replacements to meet the regulatory changes and the demanding market trends.

For further information, please see Item 5.D below, "Trend Information."

C.        Organizational Structure.

Sapiens International Corporation N.V. ("Sapiens N.V.") is the parent company of the Sapiens group of companies. Our significant subsidiaries are as follows:

Sapiens International Corporation B.V. (“Sapiens B.V.”): incorporated in the Netherlands and 100% owned by Sapiens N.V.

Unless otherwise indicated, the other significant subsidiaries of Sapiens listed below are 100% owned by Sapiens B.V.:

Sapiens Israel Software Systems Ltd.: incorporated in Israel
Sapiens Technologies (1982) Ltd.: incorporated in Israel
Sapiens Americas Corporation: incorporated in New York, US
Sapiens North America Inc.: incorporated in Ontario, Canada.

Sapiens (UK) Limited: incorporated in England
Sapiens France S.A.S.: incorporated in France
Sapiens Deutschland GmbH: incorporated in Germany
Sapiens Japan Co.: incorporated in Japan and 90% owned by Sapiens B.V.

IDIT I.D.I. Technologies Ltd.: incorporated in Israel (owned 100% by Sapiens Technologies (1982) Ltd.)

IDIT Europe N.V.: incorporated in Belgium (owned 100% by IDIT)

IDIT APAC PTY. Limited: incorporated in NSW, Australia (owned 100% by IDIT)

IDIT Singapore PTE. Ltd.: incorporated in Singapore (owned 100% by IDIT)

FIS Software Ltd.: incorporated in Israel (owned 100% by Sapiens Technologies (1982) Ltd.)

FIS –EU Limited: incorporated in the UK (owned 100% by FIS)

FIS Software Inc.: incorporated in Delaware, US (owned 100% by FIS)

FIS France: incorporated in France (owned 100% by FIS-EU Limited)

FIS- AU Pty Ltd.: incorporated in Australia (owned 100% by FIS-EU Limited.)

Neuralmatic Ltd.: incorporated in Israel (owned 66% by FIS)

We are a member of the Formula Systems (1985) Ltd. Group (NASDAQ: FORTY and TASE: FORT).

Formula is a holding and managing company of publicly traded companies and their subsidiaries which provide IT solutions worldwide, developing and implementing innovative, proprietary software, services and solutions, turnkey projects and outsourcing services as well as software distribution and support. As of March 1, 2012, Formula beneficially owned approximately 52.1% of our outstanding Common Shares.

As of March 1, 2012, Asseco beneficially owned 50.2% of the outstanding share capital of Formula.

Based on Formula’s beneficial holding of over 50% of the outstanding Common Shares of the Company, and based on Asseco's beneficial holding of over 50% of the outstanding share capital of Formula, both Formula and Asseco are considered to control us.

D.        Property, Plants and Equipment.

We lease office space in Israel, the United States, Canada, the United Kingdom, Belgium and Japan. The lease terms are generally five to ten years. In Israel, we lease approximately 80,000 square feet of office space; in the United States, approximately 9,200 square feet; in Canada, approximately 8,900 square feet; in the United Kingdom, approximately 12,000 square feet, in Belgium, approximately 3,400 square feet and in Japan, approximately 4,400 square feet. In 2011, our rent costs totaled $2.4 million in the aggregate for all of our leased offices. Our corporate headquarters are located in Israel and our core research and development activities are performed at our offices across Israel. Our lease of our corporate headquarters in Israel continues until July 2015 with an option to terminate earlier on 180 days prior notice on each of July 31, 2012, 2013 and 2014. The leases of our other locations in Israel continue until February 2013 and January 2018. Our sales, marketing and general and administrative activities are performed in each of our offices. We believe that our existing facilities are adequate for our current needs.

Item 4A.   UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis by our management of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere herein.

Overview

We are a global provider of a software solutions for the financial services market, with a focus on insurance. Within the insurance industry we offer our customers L&P and P&C core software solutions, using our field-tested project delivery and implementation methodologies for the delivery of mission critical, complex solutions and incorporating insurance best practices from across the globe, backed by over 700 employees, including many insurance and technology experts. Our solutions are supplemented by our consulting services, which address the complex issues related to the lifecycle of enterprise business applications. Our commitment to innovation is at the core of our business, and drives us to offer additional innovative solutions to large enterprises.

We derive our revenues principally from the sale, implementation, maintenance and support of our solutions and from the provision of consulting and other services in the Property & Casualty (P&C) and Life & Pension (L&P) insurance markets, as well as our eMerge customers. Revenues are comprised primarily of revenues from services, including systems integration and implementation and product maintenance and support and from licenses of our products. In each of 2011, 2010 and 2009, our revenues from licenses to our products represented less than 10% of our total revenues for such years. See “Critical Accounting Policies and Estimates” below for a discussion of how we account for our revenues and their associated costs.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and result of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our financial statements required us to make estimations and judgments that affect the reporting amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities within the reporting period. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. More detailed descriptions of these policies are provided in Note 2 to our consolidated financial statements.

We believe that the following critical accounting policies affect the estimates and judgments that we made in preparing our consolidated financial statements:

•	Revenue Recognition

•	Business Combination

•	Goodwill, long lived assets and other identifiable intangible assets

•	Taxes on Income

Revenue Recognition

We generate revenues from sales of software licenses which normally include significant implementation services that are considered essential to the functionality of the software license. In addition, we generate revenues from post implementation consulting services and maintenance services.

Sales of software licenses are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. We consider all arrangements with payment terms extending beyond six months from the delivery of the elements, not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses which normally include significant implementation and that is considered essential to the functionality of the license. We account for the services (either fixed price or T&M -Time and Materials) together with the software under contract accounting using the percentage-of-completion method in accordance with ASC 605-35, "Construction-Type and Production-Type Contracts". The percentage of completion method is used when the required services are quantifiable, based on the estimated number of labor hours necessary to complete the project, and under that method revenues are recognized using labor hours incurred as the measure of progress towards completion. In the years ending December 31, 2011, 2010 and 2009 our revenues from licenses represented less than 10% of our revenues.

The use of the percentage-of-completion method for revenue recognition requires the use of various estimates, including among others, the extent of progress towards completion, contract completion costs and contract revenue. Profit to be recognized is dependent upon the accuracy of estimated progress, achievement of milestones and other incentives and other cost estimates. Such estimates are dependent upon various judgments we make with respect to those factors, and some are difficult to accurately determine until the project is significantly underway. Progress is evaluated each reporting period. We recognize adjustments to profitability on contracts utilizing the percentage-of-completion method on a cumulative basis, when such adjustments are identified. We have a history of making reasonably dependable estimates of the extent of progress towards completion, contract revenue and contract completion costs on our long-term contracts. However, due to uncertainties inherent in the estimation process, it is possible that actual completion costs may vary from estimates.

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

In accordance with ASC 985-605, we established Vendor Specific Objective Evidence ("VSOE") of fair value of maintenance services (PCS) based on the Bell-Shaped approach and determined VSOE for PCS, based on the price charged when the element is sold separately (that is, the renewal rate). Our process for establishing VSOE of fair value of PCS is through performance of VSOE compliance test which is an analysis of the entire population of PCS renewal activity for its installed base of customers.

Provisions for estimated losses on contracts in progress are made in the period in which they are first determined, in the amount of the estimated loss on the entire contact. Provisions for estimated losses are presented in accrued expenses and other liabilities.

In addition, we derives significant portion of our revenues from post implementation consulting services provided on a time and materials ("T&M") basis which are recognized as services are performed.

Maintenance revenue is recognized ratably over the term of the maintenance agreement. Deferred revenues include unearned amounts received under maintenance and support agreements and amounts received from customers, for which revenues have not yet been recognized.

We perform ongoing credit evaluations on our customers and to date we did not experienced any material losses. In certain circumstances, we may require prepayment. An allowance for doubtful accounts is determined with respect to those amounts that we determined to be doubtful of collection. Provisions for doubtful accounts were recorded in general and administrative expenses.

Business Combination

According to ASC 805 “Business Combination” we are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. In connection with our acquisition of FIS and IDIT, we recorded $19.6 million of intangible assets, relating principally to customer related intangible assets and acquired technology. In addition, we recorded a liability in the amount of $2.2 million relating to FIS' long term contracts. In allocating the purchase price of the acquired companies to the tangible and intangible assets acquired and liabilities assumed, we developed the required assumptions underlying the valuation work. Critical estimates in developing such assumptions underlying the valuing of certain of the intangible assets include but are not limited to: future expected cash flows from customer contracts, acquired developed technologies and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, utilizing a market participant approach, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. We were assisted by third party valuators in applying the required economic models (such as income approach), in order to estimate the fair value of assets acquired and liabilities assumed in the business combination.

Goodwill, long lived assets and other identifiable intangible assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350," Intangibles—Goodwill and Other" goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Following the acquisition of FIS and IDIT, we started to operate in two reporting units: Sapiens and IDIT. In connection with our acquisition of FIS and IDIT, we recorded an additional $60.9 million as goodwill.

In September 2011, the FASB issued ASU 2011-08 which amends the rules for testing goodwill for impairment. Under the new rules, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.

We effected an early adoption of the provisions of ASU 2011-08 for our annual impairment test in the fourth quarter of 2011. This analysis determined that no indicators of impairment existed primarily because (1) our market capitalization has consistently exceeded our book value by a sufficient margin, (2) the acquisition of IDIT, which, as of December 31, 2011, was considered a separate reporting unit for accounting purposes, was consummated on August 21, 2011 and no significant changes in its business operations occurred since the acquisition, (3) our overall financial performance has been stable since the acquisition, and (4) forecasts of operating income and cash flows appear sufficient to support the book values of the net assets of each reporting unit.

However, it is possible that our determination that goodwill for a reporting unit is not impaired could change in the future if current economic conditions deteriorate or remain difficult for an extended period of time. We will continue to monitor the relationship between our market capitalization and book value, as well as the ability of our reporting units to deliver current and income and cash flows sufficient to support the book values of the net assets of their respective businesses.

As of December 31, 2011, our intangible assets were $31.6 million, primarily comprised of capitalized software as well as core technology and customer relationship mainly from the acquisitions of IDIT and FIS in August 2011.

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

We evaluate our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, in accordance with ASC 360 (see above). In evaluating potential impairment of these assets, we specifically consider whether any indicators of impairment are present, including, but not limited to whether there:

•	has been a significant adverse change in the business climate that affects the value of an asset;

•	has been a significant change in the extent or manner in which an asset is used; and/or

•	is an expectation that the asset will be sold or disposed of before the end of its originally estimated useful life.

If indicators of impairment are present, we compare the estimated undiscounted cash flows that the specific asset is expected to generate to its carrying value. These estimates involve significant subjectivity. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

Our policy for capitalized software costs determines the timing of our recognition of certain development costs. Software development costs incurred from the point of reaching technological feasibility until the time of general product release are capitalized. We define technological feasibility as the completion of a detailed program design. The determination of technological feasibility requires the exercise of judgment by our management. Since we sell our products in a market that is subject to rapid technological changes, new product development and changing customer needs, changes in circumstances and estimations may significantly affect the timing and the amounts of software development costs capitalized and thus our financial condition and results of operations.

Capitalized software development costs are amortized commencing with general product release by the straight-line method over the estimated useful life of the software product (between 3-7 years). We assess the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold.

Taxes on Income

We and our subsidiaries account for income taxes in accordance with ASC 740 “Income Taxes”. ASC 740 prescribes the use of the asset and liability method, whereby deferred tax assets and liability account balances are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future realization of our deferred tax assets ultimately depends on the existence of sufficient taxable income within the available carryback or carryforward periods. Sources of taxable income include future reversals of existing taxable temporary differences, future taxable income, taxable income in prior carryback years and tax planning strategies. We record a valuation allowance to reduce our deferred tax assets to an amount we believe is more likely than not to be realized. Changes in our valuation allowance impact income tax expense in the period of adjustment. Our deferred tax valuation allowances require significant judgment and uncertainties, including assumptions about future taxable income that are based on historical and projected information.

ASC 740 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We assess our income tax positions and record tax benefits based upon management’s evaluation of the facts, circumstances, and information available at the reporting date. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, we record the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. For those income tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit is recognized in the financial statements. We classify liabilities for uncertain tax positions as non-current liabilities unless the uncertainty is expected to be resolved within one year. The Company classifies interest as financial expenses and penalties as selling, marketing, general and administration expenses.

As a global company, we use significant judgment to calculate and provide for income taxes in each of the tax jurisdictions in which we operate. In the ordinary course of our business, there are transactions and calculations undertaken whose ultimate tax outcome cannot be certain. Some of these uncertainties arise as a consequence of transfer pricing for transactions with our subsidiaries and tax credit estimates. In addition, the calculation of acquired tax attributes and the associated limitations are complex and although our income tax reserves are based on our best knowledge, we may be subject to unexpected audits by tax authorities in the various countries where we have subsidiaries, which may result in material adjustments to the reserves established in our consolidated financial statements and have a material adverse effect on our results of operations. We estimate our exposure to unfavorable outcomes related to these uncertainties and estimate the probability for such outcomes.

Although we believe our estimates are reasonable, no assurance can be given that the final tax outcome will not be different from what is reflected in our historical income tax provisions, returns, and accruals. Such differences, or changes in estimates relating to potential differences, could have a material impact on our income tax provision and operating results in the period in which such a determination is made.

Recent Accounting Pronouncements

In June 2011, the FASB issued ASU 2011-05 Presentation of Comprehensive Income, codified in ASC 220 "Comprehensive Income". The guidance requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also eliminates the option to present the components of other comprehensive income as part of the statement of equity. In December 2011, the FASB issued ASU 2011-12, deferring the effective date for amendments outlined in ASU 2011-05. We are still evaluating whether to present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, codified in ASC 820 "Fair Value Measurement". The guidance requires an entity to provide a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements, and will become effective for us beginning January 1, 2012. We do not expect the adoption of this new guidance to have a material impact on its financial statements.

A.           Operating Results

Years ended December 31, 2011 and 2010

Revenues

Total revenues in 2011 increased to $69.9 million in 2011 from $52.2 million in 2010. This increase of $17.7 million, or 34%, was due primarily to revenues of approximately $16.3 million from the FIS and IDIT businesses that were acquired in August 2011. Our revenues in North America increased by a total of $11.9 million to $20.9 million in 2011 from $9.0 million in 2010, including $8.1 million from new and existing customers and $3.8 million from FIS and IDIT. Our revenues in Asia decreased by a net aggregate of $3.1 million to $8.0 million in 2011 from $11.1 million in 2010 including a decrease of $5.1 million, due primarily to the impact of the economic crisis in Japan in 2011, offset by $1.7 million from FIS and IDIT. Our revenues in Europe, including the United Kingdom, increased by a total of $7.7 million to $19.5 million in 2011 from $12.6 million in 2010 primarily from revenues from the FIS and IDIT businesses.

Cost of Revenues and Gross Profit

Cost of revenues increased to $40.1 million in 2011 from $29.9 million in 2010. This increase of $11.2 million or 34% was due primarily to an increase in costs of revenues from the FIS and IDIT businesses of $11.6 million. Cost of revenues was comprised of salaries and other personnel-related expenses of software consultants and engineers of $31.6 million, or 79% of our total costs of revenues in 2011 compared to $23.0 million, or 77% of our total cost of revenues in 2010. Amortization of capitalized software development costs was $4.5 million, or 11% of our total costs of revenues, in 2011 compared to $5.9 million, or 20% of our total costs of revenues, in 2010.

Our gross profit in 2011 increased 34% to $29.9 million from $22.3 million in 2010. The gross profit margin in 2011 stayed flat at 42.7% compared to 2010.

Research and Development, net.

Research and development (“R&D”) costs are mainly comprised of labor costs, reduced by capitalization of software development costs.

Research and development, net, increased 52% to $5.0 million in 2011 compared to $3.3 million in 2010. Gross R&D expenses were $9.7 million in 2011 compared to $8.7 million in 2010. This increase of $1.0 million or 11% was primarily due to increased R&D expenses resulting from the acquisition of FIS and IDIT in August 2011 and investment in development of our existing products. Labor costs comprised 94% of the gross R&D expenses. Capitalization of software development costs were $4.7 million in 2011 compared to $5.4 million in 2010.

Selling, Marketing, General and Administrative expenses.

Selling, Marketing, General and Administrative expenses (“SG&A expenses”) include costs of salaries of sales, marketing, management and administrative employees, office expenses, communications, external consultants and other expenses.

SG&A expenses increased to $18.1 million in 2011 from $12.3 million in 2010. This increase of $5.8 million, or 47%, was primarily due to increased headcount in our global sales team, marketing and management and administration, including $3.9 million resulting from the acquisition of FIS and IDIT. Salaries and other personnel-related expenses were $9.9 million, or 54% of SG&A expenses, in 2011 compared to $6.9 million, or 56% of SG&A expenses, in 2010. The increase in salary and other personnel related expenses primarily resulted from an increase of $2.5 million from the acquisition of FIS and IDIT as well as other costs associated with our sales and marketing efforts.

Acquisition-related and restructuring costs

Acquisition-related and restructuring costs were $1.1 million in 2011 and consisted of $0.5 million of restructuring charges relating primarily to our operational restructuring plan and $0.6 million of other transaction-related costs including legal, due diligence, accounting and other costs, all in connection with our acquisition of IDIT and FIS. There were no similar costs in 2010.

Financial income (expenses), net.

Financial income, net, was $0.1 million in 2011 compared to expenses, net of $0.4 million in 2010. This change was primarily due to interest income from bank deposits which increased in 2011 and the effect of changes in currency rates and additional available cash.

Taxes on Income.

Net tax benefit in 2011 was $0.2 million compared to expenses of $0.2 million in 2010. This change resulted from an increase in net deferred tax income of $0.4 million due to operating loss carryforwards and temporary differences which more likely than not be utilized in the foreseeable future.

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

Net Income attributable to Sapiens shareholders.

Net income attributable to Sapiens shareholders decreased to $6.0 million in 2011 from $6.2 million for 2010. The decrease of $0.2 million, or 3%, was due to a $1.1 million decrease in operational profit in 2011, from $6.7 million in 2010 to $5.6 million in 2011, which was driven by restructuring and other transaction costs associated with the acquisition of FIS and IDIT of $1.1 million offset by an increase of $0.5 million in financial income, net and an increase in tax income of $0.4 million. Our operational profit in 2011 also decreased as a result of the increase in gross profit of $7.5 million which was offset by an increase in R&D expenses of $1.7 million and an increase in SG&A expenses of $5.8 million.

Years ended December 31, 2009 and 2010

Revenues

Total revenues increased to $52.2 million in 2010 from $45.7 million in 2009. This increase of $6.5 million, or 14%, was due primarily to an increase in sales to our existing and new customers of $3.4 million and $3.1 million resulting from the acquisition of Harcase.

Cost of Revenues and Gross Profit

Cost of revenues increased to $29.9 million in 2010 from $26.6 million in 2009. This increase of $3.3 million, or 12.6%, resulted from an increase in salaries and other personnel-related expenses primarily due to increased headcount and an increase in amortization of capitalized software development costs. Salaries and other personnel-related expenses of software consultants and engineers were $23.0 million, or 77% of our total costs of revenues in 2010 compared to $20.9 million, or 79% of our total costs of revenues, in 2009. Amortization of capitalized software development costs was $5.9 million, or 20% of our total costs of revenues, in 2010 compared to $4.6 million, or 17% of our total costs of revenues, in 2009. The increase in amortization was mainly due to commencement of the amortization of new capitalized software development costs that were ready for general release of a product in 2010.

Our gross profit in 2010 increased 16.8% to $22.3 million from $19.1 million in 2009 as the overall increase in our revenues outpaced the slight increase in our cost of revenues. The gross profit margin increased by 2.1% in 2010 to 42.7 % from 41.9% in 2009.

Research and Development, net.

Research and Development, net, increased 22.2% to $3.3 million in 2010 from $2.7 million in 2009. Gross R&D expenses increased 44% in 2010 to $8.7 million from $6.4 million in 2009, mainly due to the Harcase acquisition which increased our R&D resource team and additional expenses related to compensation of Harcase selling shareholders, as well as the increase in the resource team developing our existing products. Labor costs comprised 94% of the gross R&D expenses. Capitalized software development costs increased 45.9% to $5.4 million in 2010 compared with $3.7 million in 2009.

Selling, Marketing, General and Administrative expenses.

SG&A expenses increased to $12.3 million in 2010 from $11.0 million in 2009. This increase of $1.3 million, or 11.8%, was due primarily to increased headcount resulting from the Harcase acquisition, as well as an increase in our global sales and marketing team. Salaries and other personnel-related expenses were $6.9 million, or 56% of total SG&A expenses, in 2010 and $6.5 million or 59.1% of total SG&A expenses, in 2009. SG&A expenses also included other costs associated with our sales and marketing efforts and our general and administrative activities such accounting, legal and other public company expenses which amounted to $1.0 million in 2010 and $0.8 million in 2009.

Financial income (expenses), net.

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

Taxes on Income.

Net tax expense in 2010 decreased 33% to $0.2 million compared with $0.3 million in 2009. The decrease is due to an increase in current income taxes in certain jurisdictions, offset by an increase in net deferred tax assets of $0.3 million due to operating loss carryforwards and temporary differences which will more likely than not be utilized in the foreseeable future.

Net Income attributable to Sapiens shareholders.

Net income attributable to Sapiens shareholders increased to $6.2 million in 2010 from $4.2 million for 2009. The increase of 47.6% was due to the $1.4 million increase in operational profit in 2010, from $5.3 million in 2009 to $6.7 million in 2010, which was triggered by higher gross profit on our products and services ($22.3 million in 2010 compared to $19.1 million in 2009) offset by higher overall operating expenses ($15.6 million in 2010 compared to $13.8 million in 2009) and the $0.5 million decrease in financial expenses, net in 2010, from $0.9 million in 2009 to $0.4 million in 2010.

Impact of Foreign Currency Fluctuations and Inflation.

For a discussion of the impact of inflation and foreign currency fluctuations upon our results, please see the risk factors entitled “Our international operations involve inherent risks, such as foreign currency fluctuations and compliance with various regulatory and tax regimes.” and "We face currency exchange risks, as changes in exchange rates between the US dollar and other currencies, especially the NIS, may negatively impact our costs." in Item 3.D, “Risk Factors,” above.

Effects of Government Regulations and Location on our Business.

For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see the “Risks Relating to Our International Operations” in Item 3.D above, and “Israeli Tax Considerations and Government Programs” in Item 10.E below.

B.           Liquidity and Capital Resources.

Our cash and cash equivalents at the end of 2011 were $21.5 million, compared with $16.2 million at the end of 2010. The increase in cash and cash equivalents was due to our profitability in 2011, cash balances of IDIT and FIS at the date of the acquisition thereof on August 21, 2011, net of cash payments made as part of the FIS acquisition.

Net cash provided by operating activities was $8.4 million in 2011, compared with net cash provided by operating activities of $12.0 million in 2010. The decrease was attributable mainly to the increase in trade receivables of $3.3 million in 2011 compared to a decrease of $0.3 million in 2010 and the decrease in trade payables of $1.3 million in 2011 compared to an increase of $0.2 million in 2010. Net cash used in investing activities was $2.5 million in 2011, compared with net cash used in investing activities of $7.5 million in 2010. The increase was mainly due to net cash provided by the acquisition of IDIT and FIS of $3.7 million in 2011 compared to net payment of $1.4 million for the acquisition of Harcase in 2010, an earn-out payment of $1 million with respect to the acquisition of Harcase in 2011 and the decrease in capitalized software development cost of $0.7 million to $4.7 million in 2011 from $5.4 million in 2010.

Net cash provided by financing activities was immaterial in both 2010 and 2011.

Outlook

In 2011, we generated positive operating cash flow on an annual basis in the amount of $5.3 million overall. Management believes that positive cash flow generated during 2009, 2010 and 2011 and our existing cash balances will be sufficient for our present requirements, and at least until December 31, 2012, to support our operating and financing requirements. However, in the event that we make one or more acquisitions for consideration consisting of all or a substantial part of our available cash, we might be required to seek external debt or equity financing for such acquisition or acquisitions or to fund subsequent operations.

C.           Research and Development, Patents and Licenses, etc.

See the captions titled "Research and Development, net" in section A. “Operating Results” of this Item 5 above for a description of our R&D policies and amounts expended thereon during the last two fiscal years.

D.           Trend Information

General

Despite the global economic stagnation, low interest rates and persistently high unemployment, according to a recent report from Celent, a research and consulting firm focused on information technology in the global financial services industry, the annual IT spending of insurance companies, including internal IT, hardware, external software and external services, is expected to reach $140.6 billion globally in 2012 and US$157.5 billion by 2014, a 5.8% CAGR from 2012 to 2014. Celent also projects that IT spending in North America will climb to US$58.6 billion in 2014, a CAGR of 7.6% from 2012 to 2014, IT spending in Europe will climb to US$56.4 billion in 2014, a CAGR of 2.2% from 2012 to 2014 and that IT spending in the Asia Pacific region is expected to grow to US$29.6 billion in 2014 a CAGR of 6.1% from 2012. According to Celent, in 2010, insurance IT spending was $130.9 billion, with $48 billion from North America and $52.8 billion from Europe.

IT spending in external software and services, which is the market we address, reached $51 billion in 2011 and Celent projects that it will grow to $63 billion by 2014, representing a CAGR of 7.3%. Celent reports that growth in external software and services is driven both by pure growth in IT spending, but also from shift of IT spending from internal to external providers, like Sapiens. This is due to the move from in-house, home-grown solutions to packaged solutions, as IT departments recognize the value of buying software solutions from specialized vendors, rather than develop internal solutions that are hard to maintain and do not have the advantage the R&D investments at the rate that is invested by outside vendors.

In the insurance industry, premium growth rates increased slowly in 2010 and 2011 due to the ongoing economic and political challenges facing the global economy. According to Celent, projections are indicating a positive trend for 2012 and beyond, which could result in an increase in insurers looking to modernize their IT systems.

The global insurance industry is evolving in a number of areas, and insurance carriers require support from their software and their IT service providers to keep up. The primary areas of evolution include:

•	Tighter competition
•	Tougher regulations
•	Customer Sophistication
•	Globalization & M&A

With the growing need for insurance, as people accumulate more property and live longer, the insurance industry has become more competitive. The competition for the customer’s business requires the insurers to improve customer experience, be faster to market with new products and offer innovative channels such as social media and mobile. Innovative technology infrastructure is necessary to support these business initiatives.

In addition, insurers are faced with the increasing significance of regulatory changes to protect the policyholder in many markets, particularly with respect to large insurers which are considered important to the stability of the world economic system. Many insurers are integrating enterprise risk management as a standard operating procedure, while spreading ownership of risk throughout the strategic decision-making process.

As the customers become more sophisticated, the support of innovative products and distribution channels is mandatory. Insurers are identifying growth opportunities by attracting new customers and retaining current customers by seeking to reinvent the customer experience and provide quote and policy information to their customers as they request.

Mergers and acquisitions volume among insurance companies increased in 2011. Transactions tended to be strategic, with focus on adding new product lines and distribution channels, and expanding geographic reach into emerging markets. With more strategic transaction activity expected in 2012, there will likely be additional opportunities for IT providers with the need to integrate multiple systems.

E.           Off-Balance Sheet Arrangements

We have not engaged in nor been a party to any off-balance sheet transactions.

F.           Contractual Obligations

The following table sets forth information on our short-term and long-term contractual obligations as at December 31, 2011 (in thousands of dollars).

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years

Accrued severance pay, net (1)	$539				$539
Put option liability	$303	227	76
Operating leases	$6,643	$2,487	$4,156
Liability to the OCS(2)	$1,591	$1,591
Total	$9,076	$4,305	$4,232		$539

(1)	Accrued severance pay relates to accrued severance obligations mainly to our Israeli employees as required under Israeli labor law. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.
(2)	Does not include contingent liabilities to the OCS of approximately $6.3 million as described in Note 9(a) of our consolidated financial statements contained elsewhere in this report.

As discussed in Note 10(i) of our consolidated financial statements contained elsewhere in this annual report, as of December 31, 2011 we had a total liability of $1.6 million for unrecognized tax benefits. Due to the uncertainties related to those tax matters, we are currently unable to make a reasonably reliable estimate of when cash settlement with a relevant tax authority will occur.

Item 6.     Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth certain information regarding the current executive officers and directors of the Company as of March 15, 2012.

Name	Age	Position
Guy Bernstein (1)	44	Chairman of the Board of Directors
Ron Al Dor	51	President, Chief Executive Officer and Director
Naamit Salomon (1)	48	Director
Yacov Elinav (2)	67	Director
Uzi Netanel (2)	76	Director
Eyal Ben Chlouche (2)	50	Director
United International Trust N.V. (3)		Director
Amit Ben-Yehuda	47	Director
Roni Giladi	41	Chief Financial Officer

(1)	Member of Compensation Committee
(2)	Member of Audit Committee
(3)	United International Trust N.V. or UIT, is a corporate body organized under the laws of Curaçao. Mr. Gregory Elias exercises decision making authority for UIT. The Articles of Incorporation of the Company provide that a corporate body may be a member of the Board of Directors.

Guy Bernstein has served as a director of the Company since January 1, 2007 and was appointed Chairman of the Board of Directors on November 12, 2009. Mr. Bernstein has served as the chief executive officer of Formula Systems, our parent company, since January 2008.  From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze. He also served as a director of Emblaze from April 2004 until November 2010. Prior to joining Emblaze, Mr. Bernstein served as Chief Financial and Operations Officer of Magic Software Enterprises Ltd. ("Magic") (NASDAQ: MGIC), a position he held since 1999. He also acted as the Interim CEO for Magic's subsidiaries: MSE Israel Ltd. and Coretech Consulting Group. Mr. Bernstein joined Magic from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein also serves as Chief Executive Officer of Magic and Chairman of the Board of Matrix IT Ltd. Mr. Bernstein is a Certified Licensed Public Accountant and holds a BA in Accounting and Economics from Tel Aviv University.

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

Amit Ben Yehuda is the Chief Executive Officer and a director of Kardan Communications Ltd. (“Kardan Communications”), a holding company that focuses on communication and media companies, and the Chief Executive Officer and a director of Kardan Technologies Ltd. (“Kardan”), an Israeli company whose ordinary shares are listed on the Tel-Aviv Stock Exchange.  Prior to becoming the Chief Executive Officer of Kardan Communications in January 2006, Mr. Ben-Yehuda served in other capacities for Kardan Communications since October 1999, including as Vice President of Business Development until January 2005 and then as Deputy CEO until January 2006.  Before joining Kardan Communications, Mr. Ben-Yehuda served as the Director of Business Development of Cellcom Israel Ltd., a leading wireless telecommunications operator in Israel, from late 1996 until late 1999.  From 1992 until 1996, Mr. Ben-Yehuda served as a senior advisor to the Israeli Ministry of Tourism and the Israeli Ministry of Interior Affairs. Mr. Ben-Yehuda also serves as a director of RRsat Global Communications Network Ltd., a public Israeli company whose ordinary shares are listed on NASDAQ, and of several privately held companies.  Mr. Ben-Yehuda holds a B.A. in Economics and Political Science and an M.B.A. from Tel-Aviv University. Mr. Ben-Yehuda’s appointment was effected in connection with the acquisition of FIS and IDIT.

Roni Giladi joined the Company as Chief Financial Officer in July 2007. Prior to joining the Company, Mr. Giladi served as the Director of Finance at Emblaze from January 2007. Prior to joining Emblaze, Mr. Giladi served as Chief Financial Officer of RichFX, from August 2003 until November 2006, after serving as Corporate Controller from June 2002. Prior to RichFX, Mr. Giladi worked at Ernst & Young Israel, from 1997-2002, as a manager in the high-tech practice group. From July 2007 until July 2010, Mr. Giladi served as a director of MediRisk Solutions Ltd., as the nominee of the Company. Mr. Giladi is Certified Licensed Public Accountant and holds a BA in Business Management and Accounting from the College of Management in Israel.

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

Our Chairman, Guy Bernstein, serves as the Chief Executive Officer of Formula. In addition, Ms. Salomon, another Board member of ours, who served as an executive officer of Formula until December 2009, is a member of the Board of Directors of our affiliate Magic Software Enterprises Ltd. Formula directly owns (as of March 1, 2012) approximately 52.1% of our currently outstanding Common Shares, and, since November 2010, Asseco holds a controlling interest in Formula (51.7% of the outstanding share capital of Formula as of March 1, 2012). Based on public disclosure made by Formula, Formula has entered into an agreement with Kardan, which agreement, as amended, provides that as long as Kardan holds, directly or indirectly, at least 9% of our issued and outstanding share capital, Formula will vote in favor of Kardan's nominee to our board of directors, provided that, at Formula's request, such appointee will resign from our board of directors, which resignation is conditioned upon such Kardan appointee being appointed as an observer to our board. Other than as described immediately above, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management were selected as such. In addition, there are no family relationships among our executive officers or directors.

B.	Compensation of Directors and Officers

The aggregate amount of compensation paid by us, or accrued by us, during the fiscal year ended December 31, 2011 with respect to such year, to all directors and executive officers as a group for services in all capacities was $1.1 million. This amount does not include amounts expended by us for automobiles made available to our officers or expenses (including business travel and professional and business association dues) reimbursed to such officers. The aggregate amount set aside or accrued by us during our fiscal year ended December 31, 2011 to provide pension, retirement severance, vacation accrual and similar benefits for directors and executive officers of the Company was $75,000. The foregoing amounts also exclude stock option grants to our directors and officers pursuant to our 1992 Stock Option and Incentive Plan, our 2003 Share Option Plan, our 2005 Special Incentive Share Option Plan and our 2011 Share Incentive Plan, which are described below.

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

Stock Option and Incentive Plans

1992 Stock Option and Incentive Plan and 2003 Share Option Plan

In 1992, our Board of Directors and shareholders approved the 1992 Stock Option and Incentive Plan (the “1992 Stock Plan”) pursuant to which our officers, directors and employees are eligible to receive awards of stock options and restricted stock. In February 2003, the Board of Directors authorized the extension of the 1992 Stock Plan until April 2012 and our shareholders approved that extension. In 2003, our Board of Directors and shareholders approved the 2003 Share Option Plan (the “2003 Option Plan”), pursuant to which our officers, directors, employees, consultants and contractors are eligible to receive awards of stock options. In the following description, the 1992 Stock Plan and 2003 Option Plan will be referred to together as the “Prior Incentive Plans” and each may be referred to individually as a “Prior Incentive Plan.”

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

Each of the Prior Incentive Plans is administered by the Compensation Committee of our Board of Directors (the “Committee”). Subject to the provisions of each Incentive Plan, the Committee determines the type of award, when and to whom awards will be granted and the number of shares covered by each award. The Committee also determines the terms, provisions, and kind of consideration payable (if any), with respect to awards. The Committee has discretionary authority to interpret the Incentive Plans and to adopt rules and regulations related thereto. In determining the persons to whom awards shall be granted and the number of shares covered by each award, the Committee takes into account the contribution to the management, growth and/or profitability of the business of the Company by the respective persons and such factors as the Committee shall deem relevant, including the length of employment of the respective persons, the nature of their responsibilities to the Company, and their flexibility with regard to location of their employment and other employment-related factors.

An option may be granted on such terms and conditions as the Committee may approve, and generally may be exercised for a period of up to 10 years from the date of grant. In 2008, certain grants were limited to an exercise period of 6 years. Options granted under the Prior Incentive Plans become exercisable in four equal, annual installments, beginning with the first anniversary of the date of the grant, or pursuant to such other schedule as the Committee may provide in the option agreement. The exercise price of such options generally will be not less than 100% of the fair market value per share of the Common Shares at the date of the grant. In the case of ISOs, certain limitations will apply with respect to the aggregate value of option shares which can become exercisable for the first time during any one calendar year, and certain additional limitations will apply to “Ten Percent Stockholders” (as defined in the 1992 Stock Plan). The Committee may provide for the payment of the option price in cash, by delivery of other Common Shares having a fair market value equal to such option exercise price, by a combination thereof or by any method in accordance with the terms of the option agreements. The Incentive Plans contain special rules governing the time of exercise of options in the case of death, disability, or other termination of employment. Options are not transferable except by will or pursuant to applicable laws of descent and distribution upon death of the employee.

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

As of December 31, 2011, options to purchase 1,600,159 Common Shares, 447,569 of which were held by officers and directors, were outstanding under the Prior Incentive Plans. As of that date, there were 6,800 shares of restricted stock that the Company had granted to employees and other eligible grantees (none of which were held by current or former officers and directors), and all of which had vested (prior to 1998) under the restricted stock awards.

During 2009, under the Prior Incentive Plans, we granted to our directors and executive officers a total of 57,892 options to purchase Common Shares at an exercise price of $1.50 per Common Share, which options have a term of six years.

During 2010, under the Prior Incentive Plans, we granted to our directors and executive officers a total of 110,000 options to purchase Common Shares at an exercise price of $1.60 per Common Share, as applicable, which options have a term of six years.

New Incentive Stock Option Plan

In 2005, our Board of Directors authorized a new Incentive Stock Option Plan (the “Special Plan”) and our shareholders approved the Special Plan in 2006. The number of Common Shares available for grants pursuant to the Special Plan was set at 2,000,000 shares. The Special Plan is intended to be used solely to attract or retain senior management and/or members of the Board of Directors. Unless otherwise determined by the Committee, options granted pursuant to the Special Plan have an exercise price of $3.00 per share. In addition, shares issued upon exercise are locked up for up to five years following the grant date, and the right to obtain shares is contingent upon the optionee providing services to the Company throughout the entire five year period. In the event of a change of control of the Company, any unvested options will be accelerated.

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

During 2010 we granted to our directors and executive officers a total of 100,000 options to purchase Common Shares at an exercise price of $1.60 per Common Share, as applicable, which options have a term of six years. As of December 31, 2011, options to purchase 1,245,298 Common Shares, 1,035,277 of which were held by our directors and executive officers, were outstanding under the Special Plan.

Upon the approval of our 2011 Share Incentive Plan, which is described below, our board of directors determined that no further awards would be issued under the Prior Incentive Plans and the Special Plan.

2011 Share Incentive Plan

In 2011, in connection with the acquisition of IDIT and FIS, our board of directors approved our 2011 Share Incentive Plan (the “2011 Plan”) pursuant to which our employees, directors, officers, consultants, advisors, suppliers, business partner, customer and any other person or entity whose services are considered valuable are eligible to receive awards of share options, restricted shares, restricted share units and other share-based awards The number of Common Shares available under the 2011 Plan was set at 4,000,000.

Options granted under the 2011 Plan may be “incentive stock options” (“ISOs”), within the meaning of section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or non-qualified stock options (“non-Qualified Stock Options”). Restricted shares may be granted in addition to or in lieu of any other award granted under the 2011 Plan. In addition, the Company may grant restricted share units and other share-based compensation. Option grants under the 2011 Plan are intended to comply with, and benefit from, applicable tax laws and regulations in Israel to the extent applicable the recipient of the grant.

The 2011 Plan is administered by the Committee. Subject to the provisions of the 2011 Plan, the Committee determines the type of award, when and to whom awards will be granted and the number of shares covered by each award. The Committee also determines the terms, provisions, and kind of consideration payable (if any), with respect to awards. The Committee has discretionary authority to interpret the 2011 Plan and to adopt rules and regulations related thereto. In determining the persons to whom awards shall be granted and the number of shares covered by each award, the Committee takes into account their present and potential contributions to the success of the Company and such other factors as the Committee shall deem relevant in connection with accomplishing the purpose of the 2011 Plan.

An option may be granted on such terms and conditions as the Committee may approve, and generally may be exercised for a period of up to 6 years from the date of grant. Options granted under the 2011 Plan become exercisable in four equal, annual installments, beginning with the first anniversary of the date of the grant, or pursuant to such other schedule as the Committee may provide in the option agreement. The exercise price of such options generally will be not less than 100% of the fair market value per share of the Common Shares at the date of the grant. In the case of ISOs, certain limitations will apply with respect to the aggregate value of option shares which can become exercisable for the first time during any one calendar year, and certain additional limitations will apply to “Ten Percent Shareholders” (as defined in the 2011 Plan). The Committee may provide for the payment of the option price in cash, by delivery of other Common Shares having a fair market value equal to such option exercise price, by a combination thereof or by any method in accordance with the terms of the option agreements. The Incentive Plans contain special rules governing the time of exercise of options in the case of death, disability, or other termination of employment. Options are not transferable except by will or pursuant to applicable laws of descent and distribution upon death of the employee, unless otherwise approved by the Company’s Board of Directors.

The 2011 Plan also provides for the granting of restricted share awards, which are awards of Common Shares that may not be disposed of, except by will or the laws of descent and distribution, for such period as the Committee determines (the “restricted period”). The Committee may also impose such other conditions and restrictions on the shares as it deems appropriate, including the satisfaction of performance criteria. The Committee may provide that such restrictions will lapse with respect to specified percentages of the awarded shares on successive anniversaries of the date of the award. During the restricted period, the grantee is entitled to receive dividends with respect to, and to vote the shares awarded to him or her. If, during the restricted period, the grantee’s continuous employment with the Company terminates for any reason, any shares remaining subject to restrictions will be forfeited. The Committee has the authority to cancel any or all outstanding restrictions prior to the end of the restricted period, including cancellation of restrictions in connection with certain types of termination of employment.

The 2011 Plan also provides for the granting of restricted share units, which are awards that are settled by the issuance of a number of Common Shares. The grantee has no rights with respect to such Common Shares until they are actually issued to the grantee. The Committee may also grant other share-based awards, such as share appreciation rights.

Upon the consummation of the acquisition of IDIT and FIS, 1,938,844 share options with a weighted average exercise price of $2.09 were issued under the 2011 Plan to former employees of IDIT and FIS in exchange for the share options which had been granted to them by IDIT and FIS, which were cancelled upon the closing of the acquisition.

During 2011 we granted to the Company’s directors and officers options to purchase 300,000 Common Shares, at an exercise price of $3.00 per Common Share, which options have a term of six years.

As of December 31, 2011, options to purchase 2,369,689 Common Shares, 300,000 of which were held by our directors and officers, were outstanding under the 2011 Plan. As of December 31, 2011, 1,581,927 shares were available for future grant under the 2011 Plan.

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

Audit Committee

The Audit Committee of our Board of Directors is comprised of three independent directors (such independence determination having been made by our Board of Directors, in accordance with the NASDAQ Listing Rules), who were nominated by the Board of Directors: Yacov Elinav, Uzi Netanel and Eyal Ben Chlouche. The Board of Directors has determined that Mr. Elinav meets the definition of an audit committee financial expert (as defined in Item 16A (b) of Form 20-F promulgated by the SEC). The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing financial information, internal controls and the audit process. In addition, the Committee is responsible for oversight of the work of our independent auditors. The Committee meets at regularly scheduled quarterly meetings.

Compensation Committee

The Compensation Committee of our Board of Directors is comprised of two directors, nominated by the Board of Directors: Naamit Salomon and Guy Bernstein. The primary function of the Compensation Committee is to make recommendations to the board of directors with respect to the grant of options to our employees and other compensation matter as requested by the Board from time to time.

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

NASDAQ Opt Out for a Foreign Private Issuer

We are a foreign private issuer within the meaning of NASDAQ Listing Rule 5005(a)(18), since we are governed by the laws of Curaçao and we meet the other criteria set forth for a "foreign private issuer" under Rule 3b-4(c) under the Exchange Act.

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

As of December 31, 2011, we had a total of 688 employees, a 91% increase from the end of 2010.

The following table sets forth the number of employees in (1) research and development, (2) consulting, delivery and technical support and (3) SG&A at the end of each of the past three years, as well as their geographic area of employment:

	Total Employees	Research & Development	Consulting, Delivery & Technical Support	SG&A
2011	688	162	435	91
2010	361	80	230	51
2009	295	66	193	36

Geographic Area	Total Number of Employees, in All Categories of Activities
	2009	2010	2011
Israel	214	254	464
UK and Europe	40	39	116
North America	18	45	71
Asia Pacific	23	23	37
Europe	3	2	10
Total Employees	295	361	688

E.	Share Ownership

The number of our Common Shares beneficially owned by each of our directors and executive officers individually, and by our directors and executive officers as a group, as of March 1, 2012, is as follows:

	Shares Beneficially Owned
	Number		Percent (1)

Roni Al Dor	1,174,781	(2)	2.9%

All directors and executive officers as a group (7 persons, including Roni Al Dor)(3)	1,367,123		3.3%

(1)	Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The percentages shown are based on 39,701,784 Common Shares outstanding as of March 1, 2012 plus such number of Common Shares as the indicated person or group had the right to receive upon exercise of options which are exercisable within 60 days of March 1, 2012.

(2)	Includes options to purchase 189,504 Common Shares under the Prior Incentive Plans at an exercise price of $1.50 per share expiring no later than September 2015, and options to purchase 935,277 Common Shares under the Special Plan at an exercise price of $1.50 per share expiring no later than September 2015 and options to purchase 50,000 Common Shares under the Incentive Plans at an exercise price of $1.60 per share expiring no later than March 2016, which are vested or will become vested within 60 days of March 1, 2012. In additional Mr. Al Dor has options to purchase 350,000 Common Shares with exercise prices between $1.50 and $3.00 per share which are not vested or becoming vested within 60 days of March 1, 2012). See Item 6, “Directors, Senior Management and Employees - Compensation of Directors and Officers.

(3)	Each of our directors and executive officers who is not separately identified in the above table beneficially owns less than 1% of our outstanding Common Shares (including options held by each such party and which are vested or will become vested within 60 days of March 1, 2012) and has therefore not been separately identified.

(4)	Includes options to purchase 1,367,123 Common Shares at exercise prices ranging from $1.50 to $2.24 per share, which are vested or will become vested within 60 days of March 1, 2012, and none of such options expires before 2015.

Item 7.  Major Shareholders and Related Party Transactions

A.	Major Shareholders.

The following table sets forth, as of March 1, 2012, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person known by the Company to own beneficially more than 5% of the outstanding Common Shares, based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

We determine beneficial ownership of shares under the rules of Form 20-F promulgated by the SEC and include any Common Shares over which a person possesses sole or shared voting or investment power, or the right to receive the economic benefit of ownership, or for which a person has the right to acquire any such beneficial ownership at any time within 60 days.

	Shares Beneficially Owned
Name and Address	Number	Percent (1)
Formula Systems (1985) Ltd. (2) 5 HaPlada Street Or Yehuda 60218, Israel	20,650,035	52.1%
Kardan Technologies Ltd. (3) 154 Menachem Begin Street Tel Aviv 64921, Israel	5,409,793	13.7%

Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(1)	The percentages shown are based on 39,701,784 Common Shares outstanding as of March 1, 2012.

(2)	As of March 1, 2012, Asseco beneficially owns 50.2% of the outstanding share capital of Formula. As such, Asseco is deemed to be the beneficial owner of the aggregate 20,650,035 Common Shares held directly by Formula. The address of Asseco is Olchowa 14 35-322 Rzeszow, Poland.

(3)	Based on Amendment No. 4. to Schedule 13D filed by Kardan and certain other parties on February 2, 2012, Kardan directly beneficially owns 4,656,168 Common Shares. Kardan Technologies is the limited partner of Formula Vision LP (“FVLP”) and owns 49% of the shares of Formula Vision GP (“FVGP”). By reason of its ability to influence the control of FVLP and FVGP, Kardan may be deemed to indirectly beneficially own, and share the power to vote and dispose of, 753,625 Common Shares directly beneficially owned by FVLP. Kardan Israel Ltd. (“Kardan Israel”) owns 84.94% of the shares of Kardan and Kardan Yazamut (2011) Ltd. (“Kardan Yazamut”) owns 73.67% of Kardan Israel. By reason of Kardan Israel’s ability to influence the control of Kardan and by Kardan Yazamut’s ability to influence the control of Kardan Israel, each of Kardan Israel and Kardan Yazamut may be deemed to indirectly beneficially own, and share the power to vote and dispose of, (i) the 4,656,168 Common Shares directly beneficially owned by Kardan and (ii) the 753,625 Common Shares directly beneficially owned by FVLP. Each of Kardan, Kardan Israel and Kardan Yazamut disclaims beneficial ownership of the Common Shares other than the 4,656,168 Common Shares directly beneficially owned by Kardan. The address of Kardan is 154 Menachem Begin Street, Tel Aviv 64921, Israel.

Significant changes in holdings of major shareholders

From time to time, Formula has increased its beneficial shareholding in our Company through market purchases of additional Common Shares. From JJanuary 2010 through July 10, 2011, Formula increased its holding of our Common Shares by approximately 1,198,431 additional Common Shares through purchases on the public market and in private transactions. See the Schedule 13D/As filed by Formula with the SEC on July 26, 2010, June 14, 2011and July 13, 2011 with respect to such purchases. On August 21, 2011, KCPS Technology Investments (2006) Ltd. acquired 3,759,806 Common Shares in connection with our acquisition of IDIT and FIS. See the Schedule 13G filed by KCPS Technology Investments (2006) Ltd. with the SEC on July 25, 2011 with respect to such acquisition. On August 21, 2011, Kardan acquired shared beneficial ownership of 7,536,243 Common Shares and Formula Vision Technologies (F.V.T.) Ltd. (“FVT”) and Dan Goldstein acquired shared beneficial ownership of 9,638,337 Common Shares. See the Schedule 13D filed by Kardan and other parties with the SEC on July 29, 2011 with respect to such acquisition. Between July 11, 2011 through August 25, 2011, Formula purchased 356,555 Common Shares in private transactions. See the Schedule 13D/As filed by Formula with the SEC on August 18, 2011 and August 25, 2011 with respect to such purchases. Between September 28, 2011 and November 14, 2011, Formula purchased 1,891,885 Common Shares from FVT. See the Schedule 13D/As filed by Formula with the SEC on October 4, 2011 and November 22, 2011 with respect to such purchases. From December 28, 2011 through January 29, 2012, Formula purchased an aggregate of 2,005,738 Common Shares in private transactions. Of such Common Shares, 1,600,000 were purchased from FVT and Kardan. See the Schedule 13D/A filed by Formula with the SEC on January 31, 2012 with respect to such purchases.

Voting rights of major shareholders

The major shareholders disclosed above do not have different voting rights than other shareholders with respect to the Common Shares that they hold.

Holders of Record

As March 1, 2012 there were 100 holders of record of the Company’s Common Shares, including 50 holders of record with addresses in the United States who hold a total of 46,057 Common Shares, representing approximately 49% of our issued and outstanding Common Shares.  The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, because many of these Common Shares were held of record by nominees (including CEDE & Co., as nominee for a large number of banks, brokers, institutions and underlying beneficial holders of our Common Shares).

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

On August 21, 2011, in connection with the consummation of the acquisition of IDIT and FIS, we entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Formula and Kardan and other former shareholders of IDIT and FIS (collectively, the “Holders”). Pursuant to the Registration Rights Agreement, the Holders are entitled to piggyback registration rights in connection with any registration statement we file (subject to customary exceptions). In addition, if the registration statement is for an underwritten offering and the number of Common Shares to be included in the offering is insufficient to permit the inclusion of all Common Shares which are considered registrable securities under the Registration Rights Agreement, Formula (and any of its affiliates) will be entitled to include Common Shares of up to 25% of such registrable securities participating in the offering. The Holders also agreed to execute a lock-up agreement if requested by the representative of the underwriters in any underwritten offering.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.   Financial Information

A.	Consolidated Statements and Other Financial Information.

Financial Statements

See the Consolidated Financial Statements and related notes in Item 18.

Export Sales

In 2011, 69% of our revenues originated from customers located outside of Israel. For information on our revenues breakdown by geographic market for the past three years, see Item 4, “Information on the Company – Business Overview - Geographical Distribution of Revenues.”

Legal Proceedings

In July 2010, one of our subsidiaries, Sapiens Americas, was served with a claim submitted to the Court of Arbitration at the Polish Chamber of Commerce in Warsaw by Powszechny Zaklad Ubezpieczen SA ("PZU"), a former customer in Poland, claiming an amount of approximately €3.4 million. The claim relates to a dispute regarding Sapiens Americas' performance of its contractual duties in a project for PZU in 2008.

In November 2011, we entered into a settlement agreement with PZU, pursuant to which Sapiens paid PZU Euro 1.1 million and PLN 102,719.73 for full and final settlement of the claim. On December 12, 2011, the Court of Arbitration approved the settlement agreement and withdrawal of the claim. We received an amount of $1.2 million from our insurance company in connection with this case.

In addition, we are a party to various other legal proceedings and claims that arise in the ordinary course of business.

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

NASDAQ:

The table below sets forth the high and low market prices (in US dollars) for our Common Shares on the NASDAQ Capital Market on an annual basis for the years 2007 through 2011, and on the NASDAQ Capital Market on a quarterly basis for 2009, 2010, 2011, and the first three months of 2012.

	HIGH	LOW

2007 (Annual)	3.66	1.20
2008 (Annual)	2.40	0.82
2009 (Annual)	2.00	0.76
2010 (Annual )	3.20	1.33
2011 (Annual)	4.74	2.31
2012 (Annual through March 31, 2012)	4.33	3.03

2009
First Quarter	$2.00	$0.76
Second Quarter	1.44	0.76
Third Quarter	1.27	0.85
Fourth Quarter	1.95	1.01
2010
First Quarter	$2.20	$1.33
Second Quarter	3.20	1.91
Third Quarter	3.14	1.68
Fourth Quarter	2.90	2.21
2011
First Quarter	4.74	2.31
Second Quarter	4.07	2.96
Third Quarter	4.37	2.67
Fourth Quarter	4.20	2.72

The table below sets forth the high and low market prices for our Common Shares on the NASDAQ Capital Market on a monthly basis during the most recent six-month period.

	HIGH	LOW

October 2011	3.68	2.75
November 2011	4.20	3.18
December 2011	3.85	2.72
January 2012	4.33	3.62
February 2012	4.25	3.81
March 2012	4.08	3.03

The closing price of our Common Shares on the NASDAQ Capital Market on March 31, 2012, being the last practicable date prior to publication of this annual report, was $3.52.

TASE:

Our Common Shares began trading on the TASE effective March 6, 2003. Under current Israeli law, the Company will satisfy its reporting obligations in Israel by furnishing to the applicable Israeli regulators those reports which the Company is required to file or submit in the United States. The table below sets forth the high and low market prices, in US dollars, for our Common Shares on the TASE on an annual basis for the years 2007 through 2011 and on a quarterly basis for the years 2010 and 2011, and the first two months of 2012. The conversion from NIS into US dollars for the following two tables is based on the average monthly representative rate of exchange published by the Bank of Israel then in effect for the month in which such high or low price per share was recorded.

	HIGH	LOW

2007 (Annual)	3.89	0.97
2008 (Annual)	2.31	0.88
2009 (Annual)	2.06	0.92
2010 (Annual)	3.30	1.30
2011 (Annual)	4.45	2.34

2012 (Annual) (through March 31, 2012)	4.24	3.05

58

2010
First Quarter	$2.21	$1.30
Second Quarter	3.26	2.01
Third Quarter	3.02	2.06
Fourth Quarter	3.08	2.24

2011
First Quarter	4.42	2.44
Second Quarter	4.18	2.44
Third Quarter	4.26	3.08
Fourth Quarter	4.17	2.69

The table below sets forth the high and low market prices for our Common Shares on TASE during the most recent six-month period:

	HIGH	LOW

October 2011	3.73	2.73
November 2011	4.17	3.34
December 2011	3.97	2.76
January 2012	4.18	3.59
February 2012	4.24	3.92
March 2012	4.09	3.05

The closing price of our Common Shares on the TASE on March 31, 2012, being the last practicable date prior to publication of this annual report, was $3.36.

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

Share Purchase Agreement

On July 21, 2011, we, Sapiens Technologies (1982) Ltd., our Israeli wholly-owned subsidiary ("Purchaser"), IDIT, the shareholders of IDIT (the "IDIT Selling Shareholders"), Amit Ben-Yehuda, as the IDIT Shareholder Representative, FIS, the shareholders of FIS (the "FIS Selling Shareholders") and Dan Goldstein as the Shareholders Representative, entered into a Share Purchase Agreement (the "Share Purchase Agreement"). Under the terms of the Share Purchase Agreement, the Purchaser agreed to purchase all of the share capital (on a fully diluted basis) of each of IDIT and FIS (each, an "Acquisition" and together, the "Acquisitions").

The consideration paid under the Share Purchase Agreement to the FIS Selling Shareholders was composed of $6.75 million in cash (payable to two of the FIS Selling Shareholders), 10,016,875 newly issued Common Shares and warrants to purchase an aggregate of 1,000,000 newly issued Common Shares (issuable to two of the FIS Selling Shareholders). The consideration to be paid under the Share Purchase Agreement to the IDIT Selling Shareholders is composed of 7,483,125 newly issued Common Shares.

In addition to the purchase of IDIT's and FIS' share capital, we agreed to replace all options to purchase ordinary shares of IDIT and FIS that were outstanding as of the closing of the respective Acquisition with options to purchase Common Shares under our new 2011 option plan, according to conversation ratios set forth in the Share Purchase Agreement. See Item 6(B) “2011 Share Incentive Plan” above.

The Share Purchase Agreement includes customary representations, warranties and covenants of the parties, as well as certain indemnification and escrow arrangements. The parties have agreed on the terms pursuant to which a representative of Kardan is to be appointed to our board of directors.

The Acquisitions were consummated on August 21, 2011.

Pursuant to the Share Purchase Agreement, upon consummation of the IDIT Transaction, 10% of the Common Shares issued to the IDIT Selling Shareholders were placed in escrow with an escrow agent for a period of 12 months after the closing to secure the indemnification and other obligation of the IDIT Selling Shareholders to the Purchaser pursuant to the Share Purchase Agreement. During the escrow period, the IDIT Selling Shareholders will have the right to vote their respective Common Shares that were placed in escrow. Upon consummation of the FIS Transaction, 10% of the Common Shares issued to the FIS Selling Shareholders were placed in escrow with an escrow agent for a period of 12 months after the closing to secure the indemnification and other obligations of the FIS Selling Shareholders to the Purchaser pursuant to the Share Purchase Agreement. During the escrow period, the FIS Selling Shareholders shall have the right to vote its Common Shares that were placed in escrow.

Agreement with Menora

In 2011, we entered into a new agreement with Menora Insurance, an Israeli insurance and financial services provider (the "Menora Agreement"). The term of the Menora Agreement is 4 years. Under the Menora Agreement, the services provided are based upon an annual budget provided to us by Menora pursuant to which Menora purchases from us mainly consulting services, which are to be provided over the course of the relevant year. The agreement includes fixed time and material billing rates for consulting services, maintenance services for the licensed software, an escrow arrangement and also a royalty payment arrangement in favor of Menora in case we outlicense a similar solution (that includes all the specific features developed in the course of the Menora Agreement) to other third parties in the future. Under the Menora Agreement, Menora will have to compensate us if it did not meet the targeted budget during the course of the 4 year term.

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

General Corporate Tax Structure

Generally, in 2011, Israeli companies were subject to a corporate tax at the rate of 24% of their taxable income for such year. The corporate tax rate was scheduled to decline to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and onwards. Recently, the Law for Change in the Tax Burden (Legislative Amendments) (Taxes). 2011 (the “Tax Burden Law”), was published by the Government of Israel. The Tax Burden Law canceled the scheduled progressive reduction of the corporate tax rate and instead fixed the corporate tax rate at 25% from 2012 and onwards. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or Preferred Enterprise, as further discussed below, may be considerably less. See “Law for the Encouragement of Capital Investments” in this Item 10.E below.

Beginning as of 2010, Israeli companies are subject to regular corporate tax rate for their capital gains. In 2009, Israeli companies were generally subject to capital gains tax at a rate of 25% for such gains (other than capital gains from the sale of listed securities derived by companies with respect to which the provisions of Section 6 of the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985 (the “Inflationary Adjustments Law”), or the provisions of Section 130A of the Income Tax Ordinance, 1961 (the “Ordinance”), applied immediately before the 2006 tax reform came into force, which were instead subject to the regular corporate tax rate).

Besides being subject to the general corporate tax rules in Israel, certain of our Israeli subsidiaries have also, from time to time, applied for and received certain grants and tax benefits from, and participate in, programs sponsored by the Government of Israel, as described below.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 5729-1969 (the “Industry Encouragement Law”) provides several tax benefits for an “Industrial Company”. Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company if it is an Israeli resident and at least 90% of its income in any tax year (other than income from certain government loans) is generated from an “Industrial Enterprise” that it owns. An “Industrial Enterprise” is defined as an enterprise whose major activity, in a given tax year, is industrial production.

An Industrial Company is entitled to certain tax benefits, including:

▪	Deduction of the cost of the purchases of patents, or the right to use a patent or know-how used for the development or promotion of the Industrial Enterprise, over an eight year period commencing on the year in which such rights were first exercised;
▪	Straight-line deduction of expenses related to a public offering in equal amounts over a three-year period commencing on the year of offering; and
▪	The right to elect, under certain conditions, to file a consolidated tax return with additional Israeli Industrial Companies controlled by it.
▪	Accelerated depreciation rates on equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

We believe that certain of our Israeli subsidiaries currently qualify as Industrial Companies within the definition under the Industry Encouragement Law. We cannot assure you that we will continue to qualify as Industrial Companies or that the benefits described above will be available in the future.

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an “Approved Enterprise”, is entitled to benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee. In order to qualify for these incentives, an Approved Enterprise is required to comply with the requirements of the Investment Law.

The Investment Law has been amended several times over the last years, with the two most significant changes effective as of April 1, 2005 (the “2005 Amendment”), and as of January 1, 2011 (the “2011 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment, yet companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 may choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead to forego such benefits and elect the benefits of the 2011 Amendment.

The following discussion is a summary of the Investment Law prior to its amendments as well as the relevant changes contained in the new legislation.

Tax benefits for Approved Enterprises approved before April 1, 2005. Under the Investment Law prior to its amendment, a company that wished to receive benefits had to receive an approval from the Investment Center of the Israeli Ministry of Industry, Trade and Labor, which we refer to as the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program. Certain of our Israeli subsidiaries have chosen to receive the benefits through the alternative benefits track with respect to their respective programs. Under the alternative benefits track, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending upon the geographic location within Israel of the Approved Enterprise. The benefits commence on the date in which that taxable income is first earned. Upon expiration of the exemption period, the Approved Enterprise is eligible for the reduced tax rates otherwise applicable under the Investment Law for any remainder of the otherwise applicable benefits period. The benefits period under Approved Enterprise status is limited to 12 years from commencement of production, or 14 years from the date of the approval, whichever ends earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits. In our case, subject to compliance with applicable requirements stipulated in the Investment Law and its regulations and in the specific certificate of approval, as described above, the portion of certain of our Israeli subsidiaries’ undistributed income derived from their Approved Enterprise programs will be exempt from corporate tax for a period of two to four years, followed by five to eight years with reduced tax rate of 25% on income derived from Approved Enterprise investment programs. Because such subsidiaries have not yet generated any taxable income under any of their Approved Enterprise programs, however, the benefit periods for those programs have not yet commenced, and, accordingly, we have not yet reaped any tax benefits from those programs.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, or FIC. An FIC eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investment is determined based on the percentage of foreign investment in the parent company.

The tax rates and related levels of foreign investments with respect to an FIC that has an Approved Enterprise program are set forth in the following table:

Percentage of non-Israeli ownership	Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the portion of its facilities that have been granted Approved Enterprise status during the tax exemption period will be required to recapture the deferred corporate tax applicable to the amount distributed (grossed up to reflect such tax) at the rate that would have been applicable had such income not been tax-exempted under the alternative route. This rate generally ranges from 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company’s shares. Such company may also be required to record a deferred tax liability with respect to such tax-exempt income prior to its distribution.

In addition, dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at the lower rate provided under an applicable tax treaty. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty. In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval with respect thereto, as described above. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest.

Tax benefits under the 2005 Amendment that became effective on April 1, 2005. On April 1, 2005, the Israeli Parliament passed an amendment to the Investment Law, in which it revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the 2005 Amendment will qualify for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the 2005 Amendment provides tax benefits to both local and foreign investors and simplifies the approval process.

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. However, the 2005 Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income be derived from export.

The 2005 Amendment provides that the approval of the Investment Center is required only for Approved Enterprises that receive cash grants. As a result, a company is no longer required to obtain the advance approval of the Investment Center in order to receive tax benefits. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that has a Benefited Enterprise may, at its discretion, approach the Israeli Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) that derive more than 25% of their business income from export to specific markets with a population of at least 12 million. In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all the conditions that are set out in the amendment for tax benefits and which exceeds a minimum amount specified in the Investment Law. Such investment entitles a company to a Benefited Enterprise status with respect to the investment, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise, and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Benefited Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise are determined, among other things, by the geographic location of the Benefited Enterprise. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefit period, depending on the level of foreign investment in the company in each year, as explained above.

Dividends paid out of income derived by a Benefited Enterprise (or out of dividends received from a company whose income is derived from a Benefited Enterprise) are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. The reduced rate of 15% is limited to dividends and distributions out of income derived from a Benefited Enterprise during the benefits period and actually paid at any time up to 12 years thereafter, except with respect to a qualified FIC, in which case the 12-year limit does not apply. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax at a rate otherwise applicable to the company in the year the income was earned (i.e., 25%, or lower in the case of an FIC which is at least 49% owned by non-Israeli residents) on an amount consisting of such divided amount, grossed up by the otherwise applicable corporate tax rate. Such company may also be required to record a deferred tax liability with respect to such tax-exempt income prior to its distribution.

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest, or other monetary penalty.

To date, one of our Israeli subsidiaries has a Benefited Enterprise but it did not utilized any tax benefits, since it has carryforward losses for tax purposes.

Tax benefits under the 2011 Amendment that became effective on January 1, 2011. The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Investment Law) effective as of January 1, 2011 and onward. A Preferred Company is defined as either (i) a company incorporated in Israel and not fully owned by a governmental entity or (ii) a limited partnership (a) that was registered under the Israeli Partnerships Ordinance and (b) all limited partners of which are companies incorporated in Israel, but not all of them are governmental entities, which, in the case of the company and companies referenced in clauses (i) and (ii)(b), have, among other things, Preferred Enterprise status and are controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011-2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate will be reduced to 12.5% and 7%, respectively, in 2013-2014 and to 12% and 6% in 2015 and thereafter, respectively. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax will be withheld.

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. These transitional provisions provide, among other things, that: (i) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment came into effect, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, while the 25% tax rate applied to income derived by an Approved Enterprise during the benefit period will be replaced with the regular corporate income tax rate (24% in 2011 and 25% in 2012), unless a request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011 (such request should have been made by way of an application to the Israeli Tax Authority by June 30, 2011 and may not be withdrawn); and (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an alternative benefits program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met. However, a company that has such Approved Enterprise can file a request with the Israeli Tax Authority, according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law, as amended in 2011; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011. Our Israeli subsidiaries did not file a request to apply the new benefits under the 2011 Amendment.

Special Provisions Relating to Taxation under Inflationary Conditions

The Inflationary Adjustments Law represents an attempt to overcome the problems presented to a traditional tax system by an economy with high inflation rates. Under the Inflationary Adjustments Law, taxable results of Israeli companies through, and including, the year 2007 were measured on a real basis, taking into account the rate of change in the Israeli consumer price index, or CPI. Subject to certain transitional provisions, the Inflationary Adjustments Law was repealed as of January 1, 2008.

As of tax-year 2005, our Israeli subsidiaries elected to measure their taxable income and file their tax returns under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Therefore, as of tax-year 2005, taxable income of each Israeli subsidiary is measured in terms of dollar. Each year we submit a request to the Israeli tax authority to extend the effect of the above tax regulations on our company for an additional year.

Tax Benefits for Research and Development

Israeli tax law allows, under specified conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred.  Such expenditures must relate to scientific research and development projects, and must be approved by the relevant Israeli government ministry, determined by the field of research.  Furthermore, the research and development must be for the promotion of the company’s business and carried out by or on behalf of the company seeking such tax deduction.  However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects.  Expenditures not so approved by the relevant Israeli government ministry, but otherwise qualifying for deduction, are deductible over a three-year period.

Transfer Pricing

As part of the Israeli 2003 tax reform, the Israeli Tax Ordinance was amended to include section 85A, dealing with international transactions transfer pricing. Section 85A provides that regardless of the actual conditions of an international transaction between related parties, the transaction shall be reported and taxed, based on the arm’s length standard, i.e., based on market conditions in similar transactions between unrelated parties. On October 30, 2006, the Income Tax Regulations (Determination of Market Conditions) (the “Regulations”), which provide instructions for the implementation of section 85A, came into effect.

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

Israeli Taxation Considerations for Our Shareholders

The following is a short summary of the material provisions of the tax environment to which shareholders may be subject. This summary is based on the current provisions of tax law. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts.

The summary does not address all of the tax consequences that may be relevant to all purchasers of our common shares in light of each purchaser’s particular circumstances and specific tax treatment. For example, the summary below does not address the tax treatment of residents of Israel and traders in securities who are subject to specific tax regimes. As individual circumstances may differ, holders of our common shares should consult their own tax adviser as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of common shares. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Each individual should consult his or her own tax or legal adviser.

Tax Consequences Regarding Disposition of Our Common Shares

Overview

Israeli law generally imposes a capital gains tax on the sale of capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Ordinance distinguishes between the “Real Capital Gain” and the “Inflationary Surplus”. The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index (CPI) or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

Israeli Resident Shareholders

Israeli Resident Individuals. Beginning as of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%. However, if such a shareholder is considered a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing with securities in Israel are taxed at their marginal tax rates applicable to business income (up to 45% in 2011, and up to 48% in 2012).

Notwithstanding the foregoing, pursuant to the Tax Burden Law, the capital gain tax rate applicable to individuals was raised from 20% to 25% from 2012 and onwards (or from 25% to 30% if the selling individual shareholder is a Substantial Shareholder at any time during the 12-month period preceding the sale). With respect to assets (not shares that are listed on a stock exchange) purchased on or after January 1, 2003, the portion of the gain generated from the date of acquisition until December 31, 2011 will be subject to the previous capital gains tax rates (20% or 25%) and the portion of the gain generated from January 1, 2012 until the date of sale will be subject to the new tax rates (25% or 30%).

Israeli Resident Corporations. Under present Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, recent changes in the law abolished the scheduled progressive reduction of the corporate tax rate and set the corporate tax rate at 25% from 2012 and onwards..

Non-Israeli Residents Shareholders

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain derived by a company is generally subject to tax at the corporate tax rate (24% in 2011 and 25% as of 2012) or, if derived by an individual, at the rate of 20% (25% as of 2012), or 25% (30% as of 2012), if generated from an asset purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rateof up to 45% for an individual in 2011).

Notwithstanding the foregoing, shareholders who are non-Israeli residents (individuals and corporations) are generally exempt from Israeli capital gain tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange, and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Inflationary Adjustments Law. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation, or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

In addition, a sale of securities may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, which we refer to as the U.S-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition; (ii) the shareholder, being an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel. In either case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S-Israel Treaty does not provide such credit against any U.S. state or local taxes.

Payors of consideration for traded securities, like our common shares, including the purchaser, the Israeli stockbroker effectuating the transaction, or the financial institution through which the sold securities are held, are required, subject to any of the foregoing exemptions and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the sale of publicly traded securities from the consideration or from the Real Capital Gain derived from such sale, as applicable, at the rate of 25%.

Taxes Applicable to Dividends

Israeli Resident Shareholders

Israeli Resident Individuals. Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our common shares (other than bonus shares or share dividends) at 20%, or 25% if the recipient of such dividend is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period. Pursuant to the Tax Burden Law, as of 2012 such tax rate is 25%, or 30% if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Benefited/ Preferred income).

Israeli Resident Corporations. Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on our common shares.

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli withholding tax on the receipt of dividends paid for publicly traded shares, like our common shares, at the rate of 20% (25% as of 2012, so long as the shares are registered with a Nominee Company) or 15% if the dividend is distributed from income attributed to our Approved Enterprises, unless a reduced rate is provided under an applicable tax treaty. For example, under the U.S-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our common shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise are subject to a withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, a Benefitted Enterprise or a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Payors of dividend on our common shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are required, subject to any of the foregoing exemptions and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the distribution of dividend at the rate of 25%, so long as the shares are registered with a Nominee Company (for corporations and individuals).

Taxation of Investments

The following discussion is a summary of certain anticipated tax consequences of an investment in the Common Shares under Curaçao tax laws, US federal income tax laws and Israeli laws. The discussion does not deal with all possible tax consequences relating to an investment in the Common Shares. In particular, the discussion does not address the tax consequences under state, local and other (e.g., non-US, non-Netherlands Antilles, non-Israel) tax laws. Accordingly, each prospective investor should consult its tax advisor regarding the tax consequences of an investment in the Common Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change.

Curaçao Taxation

Under the laws of Curaçao as currently in effect, a holder of Common Shares who is not a resident of, and during the taxable year has not engaged in trade or business through a permanent establishment in, Curaçao, will not be subject to Curaçao income tax on dividends paid with respect to the Common Shares or on gains realized during that year on sale or disposal of such shares; Curaçao does not impose a withholding tax on dividends paid by the Company. Under Curaçao law, no gift or inheritance taxes are levied if, at the time of such gift or at the time of death, the relevant holder of Common Shares was not domiciled in Curaçao.

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

Information about Sapiens is also available on our website at http://www.sapiens.com. Such information on our website is not part of this annual report.

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

Because exchange rates between the NIS, GBP, Euro and the Japanese Yen against the US dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reflected as financial expenses in our consolidated financial statements. A hypothetical 10% movement in foreign currency rates (primarily the NIS, GBP, Euro and Japanese Yen) against the US dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2011 sales revenues of approximately $5.0 million.

We monitor our foreign currency exposure and, from time to time, may enter into currency forward contracts or put/call currency options to hedge balance sheet exposure. We may use such contracts to hedge exposure to changes in foreign currency exchange rates associated with balance sheet balances denominated in a foreign currency and anticipated costs to be incurred in a foreign currency. See Item 5E for details of foreign exchange contracts, options contracts or other foreign hedging arrangements entered into during 2011.

Market Risk. We currently do not invest in, or otherwise hold, for trading or other purposes, any financial instruments subject to market risk.

Interest Rate Risk. We pay interest on our credit facilities based on the prime interest rate in Israel for some of our NIS-denominated loans. As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under these facilities. However, we expect our exposure to risk from changes in interest rates to be minimal and not material. Therefore, no quantitative tabular disclosures are required.

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

B.          Management's Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our President and Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011. Our management’s assessment of, and conclusion on, the effectiveness of internal control over financial reporting did not include the internal control over financial reporting of IDIT and FIS, which were acquired on August 21, 2011, and are included in the 2011 consolidated financial statements of Sapiens and its subsidiaries. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

C.          Attestation Report of the Registered Public Accounting Firm.

Not applicable.

D.          Changes in Internal Control Over Financial Reporting. Based on the evaluation conducted by our President and Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2011 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. The policies generally require the Audit Committee’s pre-approval of the scope of the engagement of our independent auditors or additional work performed on an individual basis. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC and also provides that the Audit Committee consider whether proposed services are compatible with the independence of the public auditors. During 2010 and 2011, 100% of the fees for services rendered by the Company’s independent auditors were pre-approved by the Audit Committee, in accordance with these procedures.

Fees Paid to Independent Auditors

The following table sets forth, for each of the years indicated, the aggregate fees billed by our independent auditors for types of services indicated:

	Year ended December 31,
	2011	2010
	(in thousands)
Audit Fees (1)	$195	$212
Tax Fees (2)	$83	$64
All Other Fees (3)	$72	$17

Total	$350	$293

(1)	Audit Fees consist of fees billed for the annual audit and the quarterly reviews of the Company’s consolidated financial statements and consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent auditors can reasonably provide.

(2)	Tax Fees relate to tax compliance, planning and advice.

(3)	All Other Fees consist of services related to stock options and value added tax (VAT) related matters.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

We are exempt from a number of the requirements under the Nasdaq Listing Rules based on our status as a "controlled company." See Item 6.C below “Board Practices— NASDAQ Exemptions for a Controlled Company.”

We have elected to follow our home country practice in lieu of the requirements set forth in NASDAQ Listing Rule 5250(d)(1) which require a domestic United States company to make available to its shareholders a copy of its annual report containing its audited financial statements in one of three specific ways. Instead of distributing copies of our annual report by mail, furnishing an annual report in accordance with Rule 14a-16 under the Exchange Act or posting our annual report on our website and undertaking to provide a hard copy thereof free of charge upon request, we simply make our annual report available to shareholders via our website (http://www.sapiens.com/Annual-Reports/).

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

PART III

Item 17.	Financial Statements.

We have elected to provide financial statements and related information pursuant to Item 18.

Item 18.	Financial Statements.

The Consolidated Financial Statements and related notes required by this Item are contained on pages F-1 through F-40 hereof.

INDEX TO 2011 CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 – F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Changes in Shareholders’ Equity	F-6 – F-8
Consolidated Statements of Cash Flow	F-9 – F-10
Notes to the Consolidated Financial Statements	F-11 – F-41

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this annual report are listed immediately below.

1.1	Articles of Association of Sapiens International Corporation N.V., as amended on March 17, 2005 – incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 29, 2005.

4(a)1	Sapiens International Corporation N.V. 1992 Stock Option and Incentive Plan, as amended and restated – incorporated by reference to Exhibit 28.1 to the Company’s Registration Statement on Form S-8 (No. 33-64208), filed with the SEC on June 9, 1993, and to the Company's Registration Statement on Form S-8 (No. 333-10622), filed with the SEC on July 22, 1999.

4(a)2	Sapiens International Corporation N.V. 2003 Share Option Plan - incorporated by reference to Exhibit 4(c)2 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 28, 2007.

4(a)3	Sapiens International Corporation N.V. 2005 Special Incentive Share Option Plan - incorporated by reference to Exhibit 4(c)3 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 28, 2007.

4(a)4	Sapiens International Corporation N.V. 2011 Share Incentive Plan - incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (No. 333-177834), filed with the SEC on November 9, 2011.

4(b)	Share Purchase Agreement, dated as of July 21, 2011, by and among Sapiens, Sapiens Technologies (1982) Ltd., IDIT I.D.I. Technologies Ltd., the shareholders of IDIT I.D.I. Technologies Ltd., Amit Ben-Yehuda, as the IDIT Shareholder Representative, FIS Software Ltd., the shareholders of FIS Software Ltd. and Dan Goldstein, as the FIS Shareholder Representative.

8.1	List of Subsidiaries

10.1	Consent of Kost Forer Gabbay & Kasierer, Independent Registered Public Accounting Firm.

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act.

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SAPIENS INTERNATIONAL CORPORATION N.V.

By:
Roni Al Dor
President & Chief Executive Officer

Date: April 3, 2012

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F - 2

Consolidated Balance Sheets	F - 3 - F - 4

Consolidated Statements of Income	F – 5

Consolidated Statements of Changes in Equity and Comprehensive Income	F – 6

Consolidated Statements of Cash Flows	F - 7 - F – 8

Notes to the Consolidated Financial Statements	F - 9 - F – 41

- - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SAPIENS INTERNATIONAL CORPORATION N.V.

We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. ("the Company") and its subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of income, changes in equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KOST FORER GABBAY & KASIERER

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 4, 2012	A Member of Ernst & Young Global

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2010	2011

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,182	$21,460
Restricted cash	-	456
Trade receivables (net of allowance for doubtful accounts of $ 145 and $ 226 at December 31, 2010 and 2011, respectively)	5,511	14,484
Other receivables and prepaid expenses	1,350	1,823
Deferred tax assets	1,681	1,406

Total current assets	24,724	39,629

LONG-TERM ASSETS:
Other long-term assets	2,955	3,546
Severance pay fund	4,908	10,172
Capitalized software development costs, net	13,822	17,399
Other intangible assets, net	1,545	14,193
Goodwill	9,604	66,715
Property and equipment, net	1,161	1,814

Total long-term assets	33,995	113,839

Total assets	$58,719	$153,468

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2010	2011

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$1,693	$2,559
Employees and payroll accruals	3,321	8,957
Accrued expenses and other liabilities	8,325	10,774
Deferred revenues	6,517	9,603

Total current liabilities	19,856	31,893

LONG-TERM LIABILITIES:
Other long-term liabilities	299	617
Accrued severance pay	4,446	10,711

Total long-term liabilities	4,745	11,328

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Sapiens International Corporation N.V. Shareholders' equity:
Share capital:
Preferred shares of € 0.01 par value: Authorized - 1,000,000 shares at December 31, 2011; Issued and outstanding: None at December 31, 2011
Common shares of € 0.01 par value: Authorized: 54,000,000 shares at December 31, 2011; Issued: 22,373,130 and 40,008,926 shares at December 31, 2010 and 2011, respectively; Outstanding: 22,044,834 and 39,680,630 shares at December 31, 2010 and 2011, respectively	282	534
Additional paid-in capital	133,136	207,930
Treasury shares, at cost - 328,296 common shares at December 31, 2011 and 2010	(2,423)	(2,423)
Foreign currency translation adjustments	(657)	(6,277)
Accumulated deficit	(96,374)	(90,477)

Total Sapiens International Corporation N.V. shareholders' equity	33,964	109,287
Non-controlling interests	154	960

Total equity	34,118	110,247

Total liabilities and equity	$58,719	$153,468

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2009	2010	2011

Revenues	$45,695	$52,235	$69,927
Cost of revenues	26,571	29,921	40,067

Gross profit	19,124	22,314	29,860

Operating expenses:
Research and development, net	2,735	3,293	5,008
Selling, marketing, general and administrative	11,048	12,310	18,113
Acquisitions-related and restructuring costs	-	-	1,115

Total operating expenses	13,783	15,603	24,236

Operating income	5,341	6,711	5,624
Financial income (expenses), net	(880)	(364)	104

Income before taxes on income	4,461	6,347	5,728
Taxes on income (tax benefit)	260	177	(230)

Net income	4,201	6,170	5,958

Attributable to non-controlling interests	-	18	61

Net income attributable to Sapiens' shareholders	$4,201	$6,152	$5,897

Net earnings per share attributable to Sapiens' shareholders

Basic	$0.19	$0.28	$0.21

Diluted	$0.19	$0.28	$0.19

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHNSIVE INCOME

U.S. dollars in thousands

	Common stock		Additional paid-in	Treasury	Foreign currency translation	Accumulated	Total comprehensive	Non-controlling	Total shareholders'
	Shares	Amount	capital	shares	adjustments	deficit	income	interests	equity

Balance as of January 1, 2009	21,573,006	$276	$132,286	$(2,423)	$(1,669)	$(106,727)		$133	$21,876
Stock-based compensation	-	-	259	-	-	-		-	259
Foreign currency translation adjustments	-	-	-	-	79	-	$79	-	79
Net income	-	-	-	-	-	4,201	4,201	-	4,201

Total comprehensive income							$4,280

Balance as of December 31, 2009	21,573,006	276	132,545	(2,423)	(1,590)	(102,526)		133	26,415

Stock-based compensation	-	-	412	-	-	-		-	412
Stock-based compensation with respect to Harcase acquisition	454,546	6	155	-	-	-		-	161
Employee stock options exercised	17,282	-	24	-	-	-		-	24
Foreign currency translation adjustments	-	-	-	-	933	-	$933	3	936
Net income	-	-	-	-	-	6,152	6,152	18	6,170

Total comprehensive income							$7,085

Balance as of December 31, 2010	22,044,834	282	133,136	(2,423)	(657)	(96,374)		154	34,118

Stock-based compensation	-	-	336	-	-	-		-	336
Stock-based compensation with respect to Harcase acquisition	-	-	240	-	-	-		-	240
Issuance of shares and options upon the acquisition of IDIT	7,483,125	108	31,336	-	-	-		-	31,444
Issuance of shares, options and assumption of non controlling interest upon the acquisition of FIS	10,016,875	143	42,778	-	-	-		882	43,803
Issuance expenses relating to FIS and IDIT acquisition			(102)						(102)
Employee stock options exercised	135,796	1	206	-	-	-		-	207
Dividend to non-controlling interests	-	-	-	-	-	-		(134)	(134)
Foreign currency translation adjustments	-	-	-	-	(5,620)	-	$(5,620)	(3)	(5,623)
Net income	-	-	-	-	-	5,897	5,897	(61)	5,958

Total comprehensive income							$277

Balance as of December 31, 2011	39,680,630	$534	$207,930	$(2,423)	$(6,277)	$(90,477)		$960	$110,247

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011
Cash flows from operating activities:

Net income	$4,201	$6,170	$5,958
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	5,098	6,649	7,776
Amortization and loss from convertible debt	686	-	-
Re-measurement of earn-out payment	-	106	-
Stock-based compensation	259	724	803

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables, net	1,932	267	(3,333)
Other operating assets	228	(285)	(480)
Deferred tax assets, net	(34)	(304)	222
Trade payables	(295)	195	(1,279)
Other operating liabilities	164	(635)	(1,544)
Deferred revenues	1,778	(690)	(408)
Accrued severance pay, net	(479)	(172)	698

Net cash provided by operating activities	13,538	12,025	8,413

Cash flows from investing activities:

Purchase of property and equipment	(324)	(662)	(482)
Capitalized software development costs	(3,692)	(5,387)	(4,735)
Issuance expenses relating to FIS and IDIT acquisition	-	-	(102)
Earn-out payment with respect to Harcase acquisition	-	-	(952)
Payments for business acquisitions, net of cash acquired	-	(1,416)	3,741

Net cash used in investing activities	(4,016)	(7,465)	(2,530)

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011
Cash flows from financing activities:

Proceeds from employee stock options exercised	-	24	207
Dividend to non-controlling interests	-	-	(134)
Principal payments and repurchase of convertible debt	(5,824)	-	-
Payments of long-term loans	(627)	(15)	-

Net cash provided by (used in) financing activities	(6,451)	9	73

Effect of exchange rate changes on cash	163	441	(678)

Increase in cash and cash equivalents	3,234	5,010	5,278
Cash and cash equivalents at beginning of year	7,938	11,172	16,182

Cash and cash equivalents at end of year	$11,172	$16,182	$21,460

(a) Supplemental cash flow activities:

Cash paid during the year for:

Interest	$454	$115	$16

Income taxes	$227	$494	$162

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

a.	General:

Sapiens International Corporation N.V. ("Sapiens") and subsidiaries (collectively - "the Company"), a member of the Formula Systems (1985) Ltd. Group, is a global provider of innovative software solutions for the financial services industry with a focus on insurance. The Company offers end-to-end solutions for the Life, Pension and Annuities ("L&P") and Property & Casualty/General Insurance ("P&C") markets. The Company's offerings include a portfolio of software solutions and delivery, implementation and support and maintenance services. These products and services enable its customers to modernize business processes, rapidly launch new products, build multiple distribution channels, adhere with new regulations and respond quickly to changes in the industry.

On August 21, 2011 Sapiens completed the acquisition of FIS Software Ltd. ("FIS") and IDIT I.D.I. Technologies Ltd. ("IDIT") (See note 1(b) and 1(c) for further information).

The Company's target markets are primarily North America, Israel, Europe, and Asia Pacific.

Revenues from a major customer accounted for 23%, 26% and 20% of total revenues for the years ended December 31, 2009, 2010 and 2011, respectively. A loss of a major customer, or any event negatively affecting such customer's financial condition, could have a material adverse effect on the Company's results of operations and financial position.

b.	Acquisition of FIS:

On August 21, 2011, the Company completed the acquisition of all of the outstanding shares of FIS, a provider of insurance software solutions for L&P, in consideration for $ 49,671, composed of the following:

Sapiens' common shares	$38,987
Cash paid	6,750
Warrants (i)	2,031
Options (ii)	1,903

Total purchase price	$49,671

(i)	Sapiens issued 1,000,000 warrants. (See Note 11(e))

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

(ii)	Represents the fair value of the vested portion of 934,970 options of Sapiens granted upon consummation of the acquisition to the holders of partially vested options of FIS originally granted under the FIS Employee Share Option Plan. The fair value of these options was determined using a Binomial valuation model with the following assumptions: stock price of $ 4.1, early exercise of 1.5-11, risk-free interest rate of 0.10%-2.07%, expected volatility of 70% and no dividend yield.

The acquisition of FIS allows Sapiens to offer an enhanced solution for the L&P market. In addition, the acquisition of FIS has grown Sapiens' customer base in the insurance market world-wide. The value of goodwill is attributed to synergies between Sapiens solutions and services and FIS’s solutions and services which strengthen the Company's position in the market as a leading provider of L&P core software solutions. The entire goodwill was assigned to Sapiens' reporting unit.

The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of FIS. The results of FIS operations have been included in the consolidated financial statements since August 21, 2011.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed based on a third party valuation:

Cash and cash equivalents	$8,349
Restricted cash	239
Trade receivables	5,152
Other receivables and prepaid expenses	632
Property and equipment	451
Severance pay fund	4,182
Other intangible assets	11,724
Goodwill	35,523

Total assets acquired	66,252

Trade payables	(1,486)
Employees and payroll accruals	(3,461)
Deferred revenues	(1,706)
Accrued expenses and other liabilities	(1,914)
Deferred tax liabilities	(406)
Accrued severance pay	(4,487)
Long-term contracts	(2,239)
Non-controlling interest	(882)

Total liabilities assumed	(16,581)

Total assets acquired, net	$49,671

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

In performing the purchase price allocation, management considered, among other factors, analyses of historical financial performance, highest and best use of the acquired assets and estimates of future performance of FIS's business. In performing the purchase price allocation the fair value of intangible assets such as customer relationship was based on the income approach, core technology was valuated using the relief from royalty method and long-term contracts were valuated based on an exit price that would be paid or received in a transfer of all the rights and obligations of the contractor to a market participant.

The following table sets forth the components of intangible assets and liabilities associated with the acquisition and their annual amortization rates:

	Fair value	Weighted average rate

Core technology	$4,206	13%
Customer relationships	7,518	14%
Long-term contracts	(2,239)	67%

Total	$9,485	22%

Revenues of FIS for the period since the acquisition date through December 31, 2011, which are included in the consolidated financial statements, amounted to $ 11,207.

c.	Acquisition of IDIT:

On August 21, 2011, the Company completed the acquisition of all of the outstanding shares of IDIT, a provider of insurance software solutions which focuses on the P&C market in consideration for $ 31,444, composed as follows:

Sapiens' common shares	$29,052
Options (i)	2,392

Total purchase price	$31,444

(i)	Represents the fair value of the vested portion of 1,003,874 options of Sapiens granted upon consummation of the acquisition to the holders of partially vested options of IDIT originally granted under the IDIT Employee Share Option Scheme. The fair value of these options was determined using a Binomial valuation model with the following assumptions: stock price of $ 4.1, early exercise factor of 1.5-11, risk-free interest rate of 0.10%-2.07%, expected volatility of 70% and no dividend yield.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

The acquisition of IDIT allows the Company to offer its customers and partners a more extensive product portfolio in the industry. Acquiring IDIT is expected to strengthen Sapiens' presence in the P&C insurance market by increasing its customer base. IDIT is considered as a separate reporting unit.

The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of IDIT. The results of IDIT's operations have been included in the consolidated financial statements since August 21, 2011.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed based on a third party valuation:

Cash and cash equivalents	$2,143
Restricted cash	216
Trade receivables	1,194
Other receivables and prepaid expenses	302
Other long term assets	90
Property and equipment	482
Severance pay fund	1,800
Other intangible assets	7,918
Goodwill	25,355

Total assets acquired	39,500

Trade payables	(807)
Employees and payroll accruals	(2,328)
Accrued expenses and other liabilities	(1,012)
Deferred revenues	(1,769)
Accrued severance pay	(2,140)

Total liabilities assumed	(8,056)

Total purchase price	31,444

In performing the purchase price allocation, management considered, among other factors, analyses of historical financial performance, highest and best use of the acquired assets and estimates of future performance of IDIT's business. In performing the purchase price allocation the fair value of intangible assets such as customer relationship was determined based on the income approach, core technology was valued using the relief from royalty method and long-term contracts were valued based on an exit price that would be paid or received in a transfer of all the rights and obligations of the contractor to a market participant.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

The following table sets forth the components of intangible assets associated with the acquisition and their annual amortization rates:

	Fair value	Weighted average rate

Core technology	$5,548	14%
Customer relationships	1,389	16%
Long-term contracts	981	74%

Total intangible assets	$7,918	22%

Revenues of IDIT for the period since the acquisition date through December 31, 2011, which are included in the consolidated financial statements, amounted to $ 5,105.

d.	Acquisition of Harcase Software Ltd.

On April 27, 2010, the Company completed the acquisition of Harcase Software Ltd. ("Harcase"). The total fair value of the purchase consideration for the acquisition was $3,092, which includes cash paid for common stock and estimated fair value of earn-out payment. In connection with this acquisition, the Company recorded intangibles and goodwill in the amounts of $ 1,732 and $ 981, respectively. In 2011, the Company paid an amount of $ 953 with respect to earn out.

As part of the acquisition, the Company is obligated to pay additional consideration to the selling shareholders in consideration for their continued employment of two to three years, as defined in the agreement pursuant to which the Company acquired Harcase ("the Additional Consideration"). The Additional Consideration includes the following: (1) $ 750 in cash to be held in escrow until released upon certain conditions, as described in the agreement, (2) issuance of 454,546 Common shares of the Company to be held in escrow, as described in the agreement, (3) put options on the Company's shares described in (2) above for a price of $ 1.54 per share, exercisable during a period of six months from the date the shares are released from escrow. The cash portion of the Additional Consideration is recognized over the employment period of the respective shareholders. The shares and the respective put options are accounted for in accordance with ASC 718 as an award with a liability and equity component. The compensation is measured based on the combined value of the shares and the respective put options in accordance with ASC 718. The total compensation costs related to the shares and the put options at the grant date was $ 1,302, recognized over the employment period of the respective former shareholders of Harcase.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

For the period from April 27, 2010 (the acquisition date) until December 31, 2010 and for the year ended December 31, 2011, the Company recorded an amount of $502 and $754, respectively of compensation expense in respect of the above Additional Consideration. Included within the above amounts are $311 and $467 respectively, which are considered as stock based compensation.

In addition, the Company is obligated to pay commissions to the former shareholders for new customers obtained during the five-year period following the closing date, based on rates and conditions described in the agreement. As of December 31, 2011, no provision was recorded in respect of the above-mentioned commissions.

e.	Pro Forma information:

The following represents the unaudited pro forma condensed results of operations for the years ended December 31, 2010 and 2011, assuming that the acquisitions of FIS and IDIT occurred on January 1, 2010. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisitions been consummated on those dates, nor does it purport to represent the results of operations for future periods.

	December 31,
	2010	2011
	Unaudited	Unaudited

Revenues	$95,289	$97,679
Net income (loss)	$1,775	$(414)

Basic net earnings (losses) per share	$0.05	$(0.01)
Diluted net earnings (losses) per share	$0.04	$(0.01)

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b.	Financial statements in United States dollars:

The currency of the primary economic environment in which the operations of Sapiens and certain subsidiaries are conducted is the U.S. dollar ("dollar"); thus, the dollar is the functional currency of Sapiens and certain subsidiaries.

Sapiens and certain subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial income or expenses, as appropriate.

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash, with original maturities of three months or less at acquisition.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Restricted cash:

The Company maintains certain cash amounts restricted as to withdrawal or use. On December 31, 2011, the Company maintained a balance of $ 456 that represents security deposits with respect to leases, restricted due to the lease agreement and security deposits for credit lines from banks.

f.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 15
Motor vehicles	14

Leasehold improvements are amortized by the straight-line method over the term of the lease (including option terms) or the estimated useful life of the improvements, whichever is shorter.

g.	Research and development costs:

Research and development costs incurred in the process of software production before establishment of technological feasibility are charged to expenses as incurred. Costs incurred to develop software to be sold are capitalized after technological feasibility is established in accordance with ASC 985-20, "Software - Costs of Software to be Sold, Leased, or Marketed". Based on the Company's product development process, technological feasibility is established upon completion of a detailed program design.

Costs incurred by the Company between completion of the detailed program design and the point at which the product is ready for general release, have been capitalized.

Capitalized software development costs are amortized commencing with general product release by the straight-line method over the estimated useful life of the software product (between 3-7 years).

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Other intangible assets, net:

Technology is amortized over its estimated useful life on a straight-line basis. The acquired customer relationships are amortized over their estimated useful lives in proportion to the economic benefits realized or the straight-line method. The weighted average annual rates for other intangible assets are as follows:

%

Technology	15%
Customer relationships	14%

i.	Impairment of long-lived assets:

The Company's long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360 "Property, Plant, and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2009, 2010 and 2011, no impairment losses have been identified.

j.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350," Intangibles—Goodwill and Other" goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Following the acquisition of FIS and IDIT, the Company operates in two reporting units: Sapiens and IDIT.

In September 2011, the FASB issued ASU 2011-08 which amends the rules for testing goodwill for impairment. Under the new rules, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company early adopted the provisions of ASU 2011-08 for the Company's annual impairment test on the fourth quarter of 2011. This analysis determined that no indicators of impairment existed primarily because (1) the Company's market capitalization has consistently exceeded the Company's book value by a sufficient margin, (2) the acquisition of one of the Company's reporting units was on August 21, 2011 and no significant changes in the reporting unit's operational business occurred since the acquisition (3) the Company's overall financial performance has been stable since the acquisition, and (4) forecasts of operating income and cash flows generated by the Company's reporting units appear sufficient to support the book values of the net assets of each reporting unit.

However, it is possible that the Company's determination that goodwill for a reporting unit is not impaired could change in the future if current economic conditions deteriorate or remain difficult for an extended period of time. The Company will continue to monitor the relationship between the Company’s market capitalization and book value, as well as the ability of our reporting units to deliver current income and cash flows sufficient to support the book values of the net assets of their respective businesses.

The Company performed annual impairment tests during the fourth quarter of each of 2009, 2010 and 2011 and did not identify any impairment losses.

k.	Revenue recognition:

The Company generates revenues from sales of software licenses which normally include significant implementation services that are considered essential to the functionality of the software license. In addition, the Company generates revenues from post implementation consulting services and maintenance services.

Sales of software licenses are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. The Company considers all arrangements with payment terms extending beyond six months from the delivery of the elements not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company usually sells its software licenses as part of an overall solution offered to a customer that combines the sale of software licenses which normally include significant implementation that is considered essential to the functionality of the license. The Company accounts for revenues from the services (either fixed price or Time and Materials (T&M)) together with the software under contract accounting using the percentage-of-completion method in accordance with ASC 605-35, "Construction-Type and Production-Type Contracts". The percentage of completion method is used when the required services are quantifiable, based on the estimated number of labor hours necessary to complete the project, and under that method revenues are recognized using labor hours incurred as the measure of progress towards completion.

In accordance with ASC 985-605, the Company establishes Vendor Specific Objective Evidence ("VSOE") of fair value of maintenance services (PCS) based on the Bell-Shaped approach and determined VSOE for PCS, based on the price charged when the element is sold separately (that is, the renewal rate). The Company's process for establishing VSOE of fair value of PCS is through performance of VSOE compliance test which is an analysis of the entire population of PCS renewal activity for its installed base of customers.

Provisions for estimated losses on contracts in progress are made in the period in which they are first determined, in the amount of the estimated loss on the entire contact. Provisions for estimated losses are presented in accrued expenses and other liabilities.

Maintenance revenue is recognized ratably over the term of the maintenance agreement. Deferred revenues include unearned amounts received under maintenance and support agreements and amounts received from customers, for which revenues have not yet been recognized.

In addition, the Company derives significant portion of its revenues from post implementation consulting services provided on a "Time and Materials" ("T&M") basis which are recognized as services are performed.

l.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". This topic prescribes the use of the asset and liability method, whereby deferred tax asset and liability account balances are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement.

The Company classifies interest as financial expenses and penalties as selling, marketing, general and administration expenses.

m.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, trade receivables and foreign currency derivative contracts.

The Company's cash and cash equivalents and restricted cash are invested in bank deposits mainly in NIS and dollars. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these banks deposits may be redeemed upon demand and therefore bear minimal risk.

The Company's trade receivables are generally derived from sales to large and solid organizations located mainly in Israel, Europe, North America and Asia Pacific. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. In certain circumstances, the Company may require prepayment. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. Provisions for doubtful accounts were recorded in general and administrative expenses.

The Company entered into forward contracts, and option contracts intended to protect against the increase in value of forecasted non-dollar currency cash flows. The derivative instruments hedge a portion of the Company's non-dollar currency exposure.

No off-balance sheet concentrations of credit risk exist.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Accrued severance pay:

The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israel's Severance Pay Law based on the most recent monthly salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability is fully provided by monthly deposits with insurance policies and severance pay funds and by an accrual.

The deposited funds include profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or employment agreements. The value of the deposited funds is based on the cash surrendered value of these policies and recorded as an asset in the Company's consolidated balance sheet

In addition, the Company signed on a collective agreement with some of its employees, according to which the Company's contributions for severance pay shall be instead of severance compensation and that upon release of the policy to the employee, no additional payments shall be made by the Company to the employee. Generally, the Company, under its sole discretion, pays to these employees the entire liability, irrespective of the collective agreement described per above. Therefore, the net obligation related to those employees is stated on the balance sheet as accrued severance pay.

The Company's agreements with certain employees in Israel are in accordance with Section 14 of the Severance Pay Law, 1963, whereas, the Company's contributions for severance pay shall be instead of its severance liability. Upon contribution of the full amount of the employee's monthly salary, and release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

Severance expense for the years 2009, 2010 and 2011 amounted to $ 307, $ 790 and $ 1,514, respectively.

o.	Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of common shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of common shares outstanding during each year plus dilutive potential equivalent common shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share".

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the straight-line basis over the requisite service period of the award, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company used the Black-Scholes option-pricing model to estimate the fair value for any options granted until December 31, 2009. In 2010, the Company changed the option-pricing model to the Binomial Lattice ("Binomial model") option-pricing model. The Binomial model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Similar to the Black-Scholes model, the Binomial model takes into account variables such as volatility, dividend yield rate, and risk free interest rate. However, the Binomial model allows for the use of dynamic assumptions and also considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option. For these reasons, the Company believes that the Binomial model provides a better estimate of an employee stock options fair value than that calculated using the Black-Scholes model.

The fair value of each option granted in 2010 and 2011 using the Binomial model, is estimated on the date of grant with the following weighted average assumptions:

	Year ended December 31,
	2010	2011

Contractual life	6 years	6 years
Expected exercise factor	2.5	2.5
Dividend yield	0%	0%
Expected volatility	66%	70%
Risk-free interest rate	2.3%-2.8%	0.1%-1.2%

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The risk-free interest rate assumption is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term as of the Company's employee stock options. The dividend yield assumption is based on the Company's historical and expectation of future dividend payouts. The expected life of options granted is derived from the output of the option valuation model and represents the period of time the options are expected to be outstanding. The expected exercise factor is based on industry acceptable rates since no actual historical behavior by option holders exists. Expected volatility is based on the historical volatility of the Company.

For options granted prior to January 1, 2010, the fair value of each option granted was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Year ended December 31,
2009

Expected term	4.25 years
Dividend yield	0%
Expected volatility	90%
Risk-free interest rate	1.8% - 2.5%

Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense on a straight-line basis over the requisite service period for each of the awards.

q.	Fair value of financial instruments:

ASC 820, "Fair Value Measurements and Disclosures", defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

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

As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable approximate fair value due to the short-term maturities of such instruments.

r.	Derivatives and hedging:

The Company enters into option contracts and forward contracts to hedge certain transactions denominated in foreign currencies. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. The Company's option and forward contracts do not qualify as hedging instruments under ASC 815. Changes in the fair value of option strategies are reflected in the consolidated statements of income as financial income or expense.

In 2009, 2010 and 2011, the Company entered into option strategies contracts in the notional amounts of $ 5,800, $ 1,409 and $ 1,450, respectively that converted a portion of its floating currency liabilities to a fixed rate basis for a twelve-month period, thus reducing the impact of the currency changes on the Company's cash flow. In addition, in 2010 and 2011 the Company entered into forward contracts in the notional amounts of $ 2,020 and $ 5,750, respectively, that converted a portion of its floating currency liabilities to a fixed rate basis for a twelve-month period, thus reducing the impact of the currency changes on the Company's cash flow.

In 2009, 2010 and 2011, the Company recorded a loss of $ 28, $ 67 and income of $ 27, respectively, with respect to the above transactions, presented in the statements of income as financial income or expense, net.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Treasury shares:

In prior years, the Company repurchased certain of its common shares and holds such shares as treasury shares. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

t.	Impact of recently issued accounting standards:

In September 2011, the Financial Accounting Standards Board, (the "FASB") issued ASU 2011-08, Testing Goodwill for Impairment, codified in ASC 350 "Intangibles – Goodwill and Other". The revised accounting standard update is intended to simplify how an entity tests goodwill for impairment. The amendment allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity is no longer required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update is effective for the Company beginning January 1, 2012. The Company early adopted the provisions of ASU 2011-08 in 2011 in the performance of the Company's annual impairment test of goodwill and determined that no indicators of impairment exist.

u.	Recently issued accounting standards:

In June 2011, the FASB issued ASU 2011-05 Presentation of Comprehensive Income, codified in ASC 220 "Comprehensive Income". The guidance requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also eliminates the option to present the components of other comprehensive income as part of the statement of equity. In December 2011, the FASB issued ASU 2011-12, deferring the effective date for amendments outlined in ASU 2011-05. The Company is still evaluating whether to present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, codified in ASC 820 "Fair Value Measurement". The guidance requires an entity to provide a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements, and will become effective for the Company beginning January 1, 2012. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	OTHER LONG TERM ASSETS

	December 31,
	2010	2011

Deferred tax assets	$1,824	$1,782
Government authorities	-	883
Other	1,131	881

	$2,955	$3,546

NOTE 4:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2010	2011

Cost:
Computers and peripheral equipment	$14,857	$17,330
Office furniture and equipment	2,362	3,842
Motor vehicles	160	176
Leasehold improvements	1,735	1,275

	19,114	22,623
Accumulated depreciation:
Computers and peripheral equipment	14,195	16,466
Office furniture and equipment	1,969	3,038
Motor vehicles	111	140
Leasehold improvements	1,678	1,165

	17,953	20,809

Depreciated cost	$1,161	$1,814

Depreciation expense totaled $ 475, $ 593 and $ 755 for the years 2009, 2010 and 2011, respectively. As for pledges, see Note 9.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	CAPITALIZED SOFTWARE DEVELOPMENT COSTS

The changes in capitalized software development costs during the year ended December 31, 2010 and 2011 were as follows:

	Year ended December 31,
	2010	2011

Balance at the beginning of the year	$13,540	$13,822

Acquisition of core technology which considered as software development	-	4,659
Capitalization	5,387	4,735
Amortization	(5,869)	(4,544)
Functional currency translation adjustments	764	(1,273)

Balance at the year end	$13,822	$17,399

Amortization of capitalized software development costs for 2009, 2010 and 2011, was $ 4,623, $ 5,869 and $ 4,544, respectively. Amortization expense is included in cost of revenues.

NOTE 6:	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net, are comprised of the following:

	December 31,
	2010	2011

Original amounts:

Customer relationship	$789	$9,130
Technology	943	5,705
Long-term contracts	-	921

	1,732	15,756

Accumulated amortization:

Customer relationship	78	763
Technology	109	513
Long-term contracts	-	287

	187	1,563

Other intangible assets, net	$1,545	$14,193

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	OTHER INTANGIBLE ASSETS, NET (cont.)

c.	Amortization of other intangible assets was $ 493, $ 506 and $ 1,449 for 2009, 2010 and 2011, respectively.

d.	Estimated amortization expense for future periods:

For the year ended December 31,

2012	$2,628
2013	2,047
2014	2,111
2015	1,986
2016	1,606
2017 and thereafter	3,815

$14,193

NOTE 7:-	GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2010 and 2011 are as follows:

	Year ended December 31,
	2010	2011

Balance at the beginning of the year	$8,621	$9,604

Acquisitions	981	60,878
Functional currency translation adjustments	2	(3,767)

Balance at the year end	$9,604	$66,715

NOTE 8:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2010	2011

Government authorities	$1,216	$2,543
Accrued royalties to the OCS (Note 9a)	2,669	1,591
Accrued contract costs	-	1,541
Earn-out payment (Note 1d)	952	-
Accrued expenses	3,488	5,099

	$8,325	$10,774

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Sapiens Technologies (1982) Ltd. ("Sapiens Technologies"), a subsidiary incorporated in Israel, was partially financed under programs sponsored by the Office of Chief Scientist ("OCS") for the support of certain research and development activities conducted in Israel.

In exchange for participation in the programs by the OCS, the Company agreed to pay 3%-3.5% of total net consolidated license and maintenance revenue and 0.35% of the net consolidated consulting services revenue related to the software developed within the framework of these programs based on an understanding with the OCS reached in January 2012. The understanding reached with the OCS resulted in a reversal of an accrual in the amount of $ 922 which was recorded as a reduction of cost of revenues in 2011.

The royalties will be paid up to a maximum amount equaling 100%-150% of the grants provided by the OCS, linked to the dollar, and for grants received after January 1, 1999, bear annual interest at a rate based on LIBOR.

Royalties expenses amounted to $ 577, $ 614 and $ 510 in 2009, 2010 and 2011, respectively, and are included in cost of revenues. During 2011, the Company paid to the OCS, royalties in the amount of $ 1,184.

As of December 31, 2011, the Company had a contingent liability to pay royalties of approximately $ 6,300.

b.	Lease commitments:

The Company leases office space, office equipment and various motor vehicles under operating leases.

1.	The Company's office space and office equipment are rented under several operating leases. Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, were as follows:

2012	$2,487
2013	1,863
2014	1,636
2015	657

$6,643

Rent expense for the years ended December 31, 2009, 2010 and 2011 was $ 1,556, $ 1,811 and $ 2,399, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.	The Company leases its motor vehicles under cancelable operating lease agreements.

The minimum payment under these operating leases, upon cancellation of these lease agreements was $ 203 as of December 31, 2011.

c.	Legal settlement:

In 2010, a former customer of the Company filed a claim in the arbitration court in Warsaw, Poland against the Company for damages allegedly caused by the Company with respect to a license and services contract with such former customer signed a number of years ago. A settlement was reached in October 2011 under which the Company paid 1,100 Euro ($1,509) and recovered an amount of $ 1,200 from the insurance company and reversed a provision provided for this claim in the amount of $ 501. The Company recorded income in the amount of $ 192 which was deducted from selling, marketing, general and administrative.

d.	The Company's leased assets are pledged to the finance companies that provided the lease financing. The pledges are for various terms depending on the asset leased.

The Company has provided bank guarantees in the amount of $ 704 as security for the rent to be paid for its leased offices. The lease is valid for approximately four years ending in July 2015.

As of December 31, 2011, the Company has provided bank guarantees in the amount of $ 109 as security for the performance of various contracts with customers and suppliers.

e.	According to the agreement with the Company's major customer, the Company is obligated to pay sales commission to this customer of the higher between 15% on future license sales or 5% of future total project sales of one of the Company's products to third parties. As of December 31, 2011, the Company recorded an accrual in amount of $ 234 with respect to the licenses sold.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	TAXES ON INCOME

a.	Parent taxation:

Organized and existing under the laws of the Curaçao.

b.	Israeli taxation:

1.	Corporate tax rates in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 26% in 2009, 25% in 2010, 24% in 2011 and 25% in 2012 and onwards.

2.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 ("the Law"):

Certain of the Company's Israeli subsidiaries have been granted "Approved Enterprise" and "Privileged Enterprise" status, which provides certain benefits, including tax exemptions and reduced tax rates. Income not eligible for Approved Enterprise and Privileged Enterprise benefits is taxed at regular rates.

In the event of distribution of dividends from the said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise's income. The tax-exempt income attributable to the Approved Enterprise programs mentioned above can be distributed to shareholders without subjecting the Company to taxes, only upon the complete liquidation of the applicable Israeli subsidiary. Tax-exempt income generated under the Privileged Enterprise program will be subject to taxes upon dividend distribution (which includes the repurchase of the Company's shares) or liquidation.

The entitlement to the above benefits is conditional upon the fulfilling of the conditions stipulated by the Laws and regulations (see below). Should they fail to meet such requirements in the future, income attributable to its Approved Enterprise and Privileged Enterprise programs could be subject to the statutory Israeli corporate tax rate and they could be required to refund a portion of the tax benefits already received, with respect to such programs. As of December 31, 2011, management believes that the Company's Israeli subsidiaries are in compliance with all the conditions required by the Law.

The Company does not intend to distribute any of its undistributed tax-exempt income as dividends, as it intends to reinvest this within the Company. Accordingly, no deferred income taxes have been provided on income attributable to the Company's Approved or Privileged Enterprise programs as the undistributed tax-exempt income is essentially permanent in duration.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	TAXES ON INCOME (Cont.)

Effective January 1, 2011, the Knesset enacted the Law for Economic Policy for 2011 and 2012 (Amended Legislation), and among other things, amended the Law, ("the Amendment"). According to the Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the Amendment and from then on it will be subject to the amended tax rates as follows: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%.

3.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

Management believes that Sapiens Technologies currently qualifies as an "industrial company" under the above law and as such, is entitled to certain tax benefits including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

4.	Commencing 2005, some of the Company's Israeli subsidiaries have elected to file their tax returns under the Israeli Income Tax Regulations 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). Accordingly, commencing 2005, results for tax purposes are measured in U.S. dollars.

c.	Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the non-Israelis subsidiaries. This is because the Company intends to permanently reinvest undistributed earnings in the foreign subsidiaries in which those earnings arose. If these earnings were distributed in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and non-Israeli withholding taxes.

d.	Net operating losses carryforward:

As of December 31, 2011, certain subsidiaries had tax loss carry-forwards totaling approximately $ 61,100 which can be carried forward and offset against taxable income with expiration dates ranging from 2012 and onwards. Most of these carry-forward tax losses have no expiration date.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	TAXES ON INCOME (Cont.)

e.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Significant components of the Company deferred tax assets are as follows:

	December 31,
	2010	2011

Deferred tax assets:
Net operating losses carryforward	$10,851	$15,620
Research and Development assets for Israeli Tax Authorities	1,534	2,809
Other	179	816

Deferred tax assets before valuation allowance	12,564	19,245
Valuation allowance	(5,975)	(8,881)

Deferred tax assets	6,589	10,364

Deferred tax liabilities:
Research and Development capitalization	(3,084)	(3,234)
Acquired intangibles	(410)	(4,624)

Deferred tax assets, net	$3,095	$2,506

	December 31,
	2010	2011

Current deferred tax assets	$1,681	$1,406
Long-term deferred tax assets	1,824	1,782
Current deferred tax liabilities	(410)	(145)
Long-term deferred tax liabilities	-	(537)

Deferred tax assets, net	$3,095	$2,506

Current and long-term deferred tax liabilities are included within other liabilities and other long-term liabilities, respectively, in the balance sheets. Long-term deferred tax assets are included within other long term assets.

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry forwards and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	TAXES ON INCOME (Cont.)

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2009	2010	2011

Domestic (Curaçao)	$(930)	$(13)	$(236)
Foreign	5,391	6,360	5,964

	$4,461	$6,347	$5,728

g.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income for an Israeli company, and the actual tax expense as reported in the statements of income is as follows:

	Year ended December 31,
	2009	2010	2011

Income before taxes on income, as reported in the statements of income	$4,461	$6,347	$5,728

Statutory tax rate in Israel	26%	25%	24%

Theoretical taxes on income	$1,160	$1,587	$1,375
Increase (decrease) in taxes resulting from:
Effect of different tax rates	77	106	75
Utilization of carryforward tax losses for which valuation allowance was provided	(32)	(186)	(66)
Non-deductible expenses and tax exempt income	(97)	(302)	68
Taxes in respect of previous years	53	236	21
Recognition of deferred taxes during the year for which valuation allowance was provided	(1,618)	(1,471)	(2,040)
Losses and temporary differences for which valuation allowance was provided	691	172	244
Others	26	35	93
Taxes on income, as reported in the statements of operations	$260	$177	$(230)

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	TAXES ON INCOME (Cont.)

h.	Taxes on income (benefit) are comprised as follows:

	Year ended December 31,
	2009	2010	2011

Current (foreign)	$294	$427	$470
Deferred (foreign)	(34)	(250)	(700)

	$260	$177	$(230)

The Company's entire provision for taxes on income relates to operations in jurisdictions other than Curaçao.

i.	Uncertain tax positions:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2010	2011

Balance at the beginning of the year	$300	$400
Uncertain tax position acquired during the year	100	-
Increase in tax position due to the acquisition of FIS		925
Increase in tax position	-	241
Interest for unrecognized tax liabilities from prior years	-	66

Balance at the end of the year	$400	$1,632

Unrecognized tax benefits included $ 808 of tax benefits, which if recognized, would affect the company's income tax provision and the effective tax rate.

As of December 31, 2011, most of the Company's Israeli subsidiaries are subject to Israeli income tax audits for the tax years 2007 through 2011, to U.S. federal income tax audits for the tax years of 2008 through 2011 and to other income tax audits for the tax years of 2006 through 2011.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	EQUITY

a.	The common shares of the Company are traded on the Tel-Aviv Stock Exchange and on the NASDAQ.

Common shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.	Stock option plans:

In April 2009, the Company's Board of Directors approved a re-pricing of some of the Company's stock options held by Company's management. As a result of the re-pricing, 1,985,650 stock options at an exercise price range of $ 1.74 to $ 5.30 were re-priced to 1,554,627 stock options at an exercise price of $ 1.50 per share (925,870 stock options out of the 1,554,627 are at market conditions (a kick-in feature of $ 2.10 market price)). The Company accounted for the re-pricing of the options above in accordance with ASC 718, as a modification. The Company used the Black-Scholes valuation model to calculate the incremental fair value for the re-priced options, except for the options with market conditions, for which a Binominal model was used. In addition, the expected term of the options before the re-pricing was calculated using the Binomial model. Since there was no incremental value as a result of the modification, no additional expense was recorded in respect of the re-pricing of the respective options.

In 2011, in connection with the acquisition of IDIT and FIS, the Company's board of directors approved its 2011 Share Incentive Plan (the “2011 Plan”) pursuant to which the Company's employees, directors, officers, consultants, advisors, suppliers, business partner, customer and any other person or entity whose services are considered valuable are eligible to receive awards of share options, restricted shares, restricted share units and other share-based awards. The number of Common Shares available under the 2011 Plan was set at 4,000,000. Upon the approval of the 2011 Plan, the board of directors determined that no further awards would be issued under the Company's previously existing share incentive plans.

Pursuant to the terms of the acquisitions of IDIT and FIS, the Company replaced unvested options with Sapiens options, based on the agreed exchange ratio applicable to the purchase of the outstanding shares of IDIT and FIS, respectively. Each replaced option is subject to the same terms and conditions, including vesting and timing of exercisability, as applied to any such option immediately prior to the acquisition.

As of December 31, 2011 1,581,927 common shares of the Company were available for future grant under the 2011 Plan. Any option granted under the 2011 Plan which are forfeited or cancelled before expiration, will become available for future grant under the 2011 Plan.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	EQUITY (Cont.)

A summary of the stock option activities in 2011 is as follows:

	Year ended December 31, 2011
	Amount of options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Outstanding at January 1, 2011	2,945,772	$1.65	4.70	$2,026
Granted with respect to IDIT and FIS acquisition (Note 1)	1,938,844	2.09
Granted	491,000	3.29
Exercised	(135,796)	1.69
Expired and forfeited	(52,674)	1.54

Outstanding at December 31, 2011	5,187,146	1.97	4.56	19,609

Exercisable at December 31, 2011	3,688,079	1.81	4.22	7,307

In 2009, 2010 and 2011, the Company granted 292,012, 789,000 and 2,429,844 stock options to employees and directors, respectively.

The weighted average grant date fair values of the options granted during the years ended December 31, 2009, 2010 and 2011 were $ 0.59, $ 1.08 and $ 2.25, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2010 and 2011 was $ 16 and $ 253, respectively. No options were exercise during 2009.

The options outstanding under the Company's stock option plans as of December 31, 2011 have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	Average
	outstanding	average	Weighted	Exercisable	Exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	Options
exercise price	2011	Term	price	2011	Exercisable
		(Years)	$		$

$0.38	25,922	0.25	0.38	25,922	0.38
$0.83	220,710	4.38	0.83	220,710	0.83
$1-1.5	1,957,357	3.56	1.46	1,798,671	1.48
$1.55-1.68	451,830	3.45	1.61	208,080	1.63
$1.74-1.91	782,287	5.03	1.80	664,579	1.81
$2.00-2.25	471,750	4.19	2.20	134,250	2.20
$2.31-2.63	517,387	8.69	2.53	366,964	2.52
$3.00-3.75	676,487	5.11	3.38	185,487	3.63
$4.06-4.84	67,016	4.39	4.22	67,016	4.22
$5.00-5.30	16,400	0.17	5.28	16,400	5.28

	5,187,146	4.56	1.97	3,688,079	1.81

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	EQUITY (Cont.)

c.	The total stock-based compensation expenses related to all of the Company's equity-based awards recognized for the years ended December 31, 2009, 2010 and 2011 was, $ 259, $ 412 and $ 336, respectively. The total stock-based compensation expenses were recorded as Selling, marketing, general and administration expenses.

d.	See Note 1d regarding shares and related put options issued to Harcase's former shareholders.

As of December 31, 2011, there was $ 2,000 of total unrecognized compensation cost related to non-vested options granted under the Plan and the Special Plan, which is expected to be recognized over a period of up to four years.

e.	Warrants:

The following table summarizes information regarding outstanding warrants to purchase Common shares of the Company as of December 31, 2011:

Warrants to Common shares	Weighted average exercise price per share	Warrants exercisable	Exercisable through

1,000,000	$3.82	1,000,000	August 2014
11,000	$2.00	11,000	May 2015
17,000	$2.24	17,000	February 2015

1,028,000	$3.77	1,028,000

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2009	2010	2011

Numerator:

Net income attributed to Sapiens shareholders	$4,201	$6,152	$5,897

Denominator:

Denominator for basic earnings per share - weighted average number of common shares, net of treasury stock	21,573	21,583	28,460
Shares and related put options issued in Harcase acquisition (See Note 1d)	-	10	298
Stock options and warrants	1	588	2,006

Denominator for diluted net earnings per share - adjusted weighted average number of shares	$21,574	$22,181	$30,764

The weighted average number of shares related to outstanding anti-dilutive options and warrants excluded from the calculations of diluted net earnings per share was 2,763,298 and 834,844 and 1,308,212 for the years 2009, 2010 and 2011, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	GEOGRAPHIC INFORMATION

a.	The Company operates in a single reportable segment as a provider of software solutions. See Note 1 for a brief description of the Company's business. The data below is presented in accordance with ASC 280, "Segment Reporting".

b.	Geographic information:

The following is a summary of operations within geographic markets.

		Year ended December 31,
		2009	2010	2011
1.	Revenues:

	Israel	$14,922	$19,554	$21,470
	North America	7,759	8,991	20,889
	United Kingdom	12,323	11,995	14,672
	Asia	9,950	11,080	8,026
	Europe	741	615	4,870

		$45,695	$52,235	$69,927

		December 31,
		2010	2011
2.	Long-lived assets:

	Israel	$14,584	$32,676
	North America	1,672	1,293
	Rest of the world	272	578

		$16,528	$34,547

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Financial expenses, net:

	Year ended December 31,
	2009	2010	2011

Total costs	$6,427	$8,680	$9,743
Less - capitalized software development costs	(3,692)	(5,387)	(4,735)

Research and development expenses, net	$2,735	$3,293	$5,008

b.	Financial income (expenses), net:

Financial income:
Interest	$109	$87	$160
Foreign currency translation	241	39	530

	350	126	690
Financial expenses:
Interest	416	105	189
Foreign currency translation	313	249	341
Bank charges and others	43	30	56
Re-measurement of earn-out payment	-	106	-
Amortization of issuance expenses and discount on convertible notes	458	-	-

	(1,230)	(490)	(586)

Financial income (expenses), net	$(880)	$(364)	$104

- - - - - - - -

