Form 20-F/A
period 2011-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2012-07-25
CIK 885740

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

To

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

Date of event requiring this shell company report

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

Yes  ☐              No  ☒

EXPLANATORY NOTE

This Amendment No. 1 ("Amendment No. 1") to our annual report on Form 20-F for the year ended December 31, 2011, initially filed with the Securities and Exchange Commission on April 4, 2012 (the "2011 Form 20-F"), is being filed for the following purposes:

•	To check the box marked “U.S. GAAP” under the words “Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:” which was not checked on the cover page of the 2011 Form 20-F due to a clerical error;

•	To check the box marked “No” under the words “If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):” which was not checked on the cover page of the 2011 Form 20-F due to a clerical error; and

•	To amend “Item 6. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS —A. Major Shareholders” of the 2011 Form 20-F to correct certain errors contained therein.

We hereby replace the subsection titled “Item 6. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS —A. Major Shareholders” on pages 53-54 of the 2011 Form 20-F in its entirety with the amended subsection included in this Amendment No. 1.

Other than the foregoing, no part of the 2011 Form 20-F is being amended. This Amendment No. 1 does not reflect events occurring after the filing of the 2011 Form 20-F on April 4, 2012, and does not modify or update the disclosures therein in any way other than as required to reflect the amendment described above.

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

	Shares Beneficially Owned
Name and Address	Number	Percent (1)
Formula Systems (1985) Ltd. (2) 5 HaPlada Street Or Yehuda 60218, Israel	20,650,035	52.1%
Kardan Technologies Ltd. (3) 154 Menachem Begin Street Tel Aviv 64921, Israel	5,409,793	13.7%
KCPS Technology Investments (2006) Ltd. (4) One Azrieli Center, Round Tower, 30th Floor Tel Aviv 67021, Israel	3,759,806	9.5%

Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(1)	The percentages shown are based on 39,701,784 Common Shares outstanding as of March 1, 2012.

(2)	As of March 1, 2012, Asseco beneficially owns 50.2% of the outstanding share capital of Formula. As such, Asseco is deemed to be the beneficial owner of the aggregate 20,650,035 Common Shares held directly by Formula. The address of Asseco is Olchowa 14 35-322 Rzeszow, Poland.

2

(3)	Based on Amendment No. 4. to Schedule 13D filed by Kardan and certain other parties on February 2, 2012, Kardan directly beneficially owns 4,656,168 Common Shares. Kardan Technologies is the limited partner of Formula Vision LP (“FVLP”) and owns 49% of the shares of Formula Vision GP (“FVGP”). By reason of its ability to influence the control of FVLP and FVGP, Kardan may be deemed to indirectly beneficially own, and share the power to vote and dispose of, 753,625 Common Shares directly beneficially owned by FVLP. Kardan Israel Ltd. (“Kardan Israel”) owns 84.94% of the shares of Kardan and Kardan Yazamut (2011) Ltd. (“Kardan Yazamut”) owns 73.67% of Kardan Israel. By reason of Kardan Israel’s ability to influence the control of Kardan and by Kardan Yazamut’s ability to influence the control of Kardan Israel, each of Kardan Israel and Kardan Yazamut may be deemed to indirectly beneficially own, and share the power to vote and dispose of, (i) the 4,656,168 Common Shares directly beneficially owned by Kardan and (ii) the 753,625 Common Shares directly beneficially owned by FVLP. Each of Kardan, Kardan Israel and Kardan Yazamut disclaims beneficial ownership of the Common Shares other than the 4,656,168 Common Shares directly beneficially owned by Kardan. The address of Kardan is 154 Menachem Begin Street, Tel Aviv 64921, Israel.

(4)	Based on Amendment No. 1 to the Schedule 13G filed by KCPS Technology Investments (2006) Ltd. (“KCPS Technology”), KCS Private Equity Partners I L.P, KCPS Private Equity Partners I (Cayman), L.P, KCS Private Equity Partners 1 L.P, KCS Private Equity Partners MP L.P, KCS Partners, LP and KCPS PE Investment Management (2006) Ltd. (“KCPS PE”) on January 17, 2012 with respect to holdings as of December 31, 2011. KCPS PE is the general partner of KCS Partners, LP, which in turn is the general partner of each of KCS Private Equity Partners I L.P, KCPS Private Equity Partners I (Cayman), L.P, KCS Private Equity Partners 1 L.P and KCS Private Equity Partners MP L.P (the “Shareholders”), which are significant shareholders of KCPS Technology. By reason of KCPS PE's control over KCS Partner LP, by KCS Partner LP's control of each of the Shareholders and by the Shareholders' control of KCPS Technology Investments (2006) Ltd., each of KCPS PE, KCS Partner LP and the Shareholders may be deemed to beneficially own, and share the power to vote and dispose of, the Common Shares beneficially owned by KCPS Technology.

Significant changes in holdings of major shareholders

From time to time, Formula has increased its beneficial shareholding in our Company through market purchases of additional Common Shares. From January 2010 through July 10, 2011, Formula increased its holding of our Common Shares by approximately 1,198,431 additional Common Shares through purchases on the public market and in private transactions. See the Schedule 13D/As filed by Formula with the SEC on July 26, 2010, June 14, 2011and July 13, 2011 with respect to such purchases. On August 21, 2011, KCPS Technology Investments (2006) Ltd. acquired 3,759,806 Common Shares in connection with our acquisition of IDIT and FIS. See the Schedule 13G filed by KCPS Technology Investments (2006) Ltd. with the SEC on July 25, 2011 with respect to such acquisition. On August 21, 2011, Kardan acquired shared beneficial ownership of 7,536,243 Common Shares and Formula Vision Technologies (F.V.T.) Ltd. (“FVT”) and Dan Goldstein acquired shared beneficial ownership of 9,638,337 Common Shares. See the Schedule 13D filed by Kardan and other parties with the SEC on July 29, 2011 with respect to such acquisition. From July 11, 2011 through August 25, 2011, Formula purchased 356,555 Common Shares in private transactions. See the Schedule 13D/As filed by Formula with the SEC on August 18, 2011 and August 25, 2011 with respect to such purchases. Between September 28, 2011 and November 14, 2011, Formula purchased 1,891,885 Common Shares from FVT. See the Schedule 13D/As filed by Formula with the SEC on October 4, 2011 and November 22, 2011 with respect to such purchases. From December 28, 2011 through January 29, 2012, Formula purchased an aggregate of 2,005,738 Common Shares in private transactions. Of such Common Shares, 1,600,000 were purchased from FVT and Kardan. See the Schedule 13D/A filed by Formula with the SEC on January 31, 2012 with respect to such purchases.

3

Voting rights of major shareholders

The major shareholders disclosed above do not have different voting rights than other shareholders with respect to the Common Shares that they hold.

Holders of Record

As March 1, 2012 there were 100 holders of record of the Company’s Common Shares, including 51 holders of record with addresses in the United States who hold a total of 19,586,563 Common Shares, representing approximately 49% of our issued and outstanding Common Shares.  The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, because many of these Common Shares were held of record by nominees (including CEDE & Co., as nominee for a large number of banks, brokers, institutions and underlying beneficial holders of our Common Shares).

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

Item 19. Exhibits

The exhibits filed with or incorporated into this Amendment No. 1 are listed immediately below.

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act.

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act.

4

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and this amendment thereto and that it has duly caused and authorized the undersigned to sign this first amendment to its annual report on its behalf.

SAPIENS INTERNATIONAL CORPORATION N.V.

	By:	/s/ Roni Al Dor
Roni Al Dor
President & Chief Executive Officer

Date: July 24, 2012

5