Form 20-F
period 2012-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2013-03-11
CIK 885740

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _______________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . .. . . . . .

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

As of December 31, 2012, the issuer had 38,679,505 Common Shares, par value € 0.01 per share, outstanding.

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

References to “GBP” are to Great British Pound.

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

The following tables summarize certain selected consolidated financial data for the periods and as of the dates indicated. We derived the statement of operations financial data for the years ended December 31, 2010, 2011 and 2012 and the balance sheet data as of December 31, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations financial data for the years ended December 31, 2008 and 2009 and the balance sheet data as of December 31, 2008, 2009 and 2010 are derived from our audited financial statements not included in this annual report. Our historical consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and presented in U.S. dollars. You should read the information presented below in conjunction with those statements.

The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Selected Financial Data:	Year Ended December 31,
	(In thousands, except per share data)
	2008	2009	2010	2011	2012

Revenues	$43,534	$45,695	$52,235	$69,927	$113,909
Cost of revenues	26,457	26,571	29,921	40,067	66,459
Gross profit	17,077	19,124	22,314	29,860	47,450
Operating Expenses:
Research and development, net	3,884	2,735	3,293	5,008	10,169
Selling, marketing, general and administrative	10,708	11,048	12,310	18,113	25,236
Acquisition-related and restructuring costs	-	-	-	1,115	-
Total operating expenses	14,592	13,783	15,603	24,236	35,405
Operating income	2,485	5,341	6,711	5,624	12,045
Financial income (expenses), net	(2,204)	(880)	(364)	104	193
Income before taxes on income	281	4,461	6,347	5,728	12,238
Taxes on income (benefit)	584	260	177	(230)	435

Net income (loss)	(303)	4,201	6,170	5,958	11,803

Attributable to non-controlling interest	41	-	18	61	23

Net income (loss) attributable to Sapiens	(344)	4,201	6,152	5,897	11,780

Basic net earnings (loss) per share attributable to Sapiens' shareholders	$(0.02)	$0.19	$0.28	$0.21	$0.29
Diluted net earnings (loss) per share attributable to Sapiens' shareholders	$(0.02)	$0.19	$0.28	$0.19	$0.28
Weighted average number of shares used in computing basic net earnings (loss) per share	21,532	21,573	21,583	28,460	39,953
Weighted average number of shares used in computing diluted net earnings (loss) per share	21,532	21,574	22,181	30,764	41,671

	At December 31,
Balance Sheet Data:	2008	2009	2010	2011	2012
	(In thousands)

Cash and cash equivalents	$7,938	$11,172	$16,182	$21,460	$29,050
Working capital (deficit)	(4,506)	925	4,868	7,736	18,723
Total assets	47,867	48,731	58,719	153,468	162,584
Accrued severance pay (1)	3,826	3,895	4,446	10,711	11,645
Other long-term liabilities	296	34	299	617	803
Capital stock	132,562	132,821	133,418	208,464	210,594
Total equity	$21,876	$26,415	$34,118	$110,247	$118,439

(1)	Accrued severance pay relates to accrued severance obligations mainly to our Israeli employees as required under Israeli labor law. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our obligation for our Israeli employees is fully provided for by monthly deposits with insurance policies and by provision in accordance with Israeli Severance Pay Law (For more details – refer to Note 2 of our consolidated financial statements included elsewhere this annual report).

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

We operate globally in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The following section lists some, but not all, of those risks and uncertainties that may have a material adverse effect on our business, financial position, results of operations or cash flows.

Risks Relating to Our Business, Our Industry and our Financing Activities

We are exposed to general global economic and market conditions, particularly those impacting the financial services industry generally and the insurance industry specifically, including the rate of information technology spending.

Our business depends on the overall demand for information technology from, and on the economic health of, our current and prospective customers. In addition, the purchase of our products is discretionary and involves a significant commitment of capital and other resources by our customers. Economies throughout the world currently face a number of economic challenges, including threatened sovereign defaults, credit downgrades, restricted credit for businesses and consumers and potentially falling demand for a variety of products and services. Notwithstanding the improving economic conditions in some of our markets, many companies are still cutting back expenditures or delaying plans to add additional personnel or systems. Continued challenging economic conditions in many of our markets, or a reduction in information technology spending even where economic conditions improve, could adversely impact our business, results of operations and financial condition in a number of ways, including longer sales cycles and lower prices for our products and services

The market for software solutions and related services is highly competitive.

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

If we are not able to accurately predict and rapidly respond to market developments or customer needs our competitive position will be impaired.

The market for our solutions is characterized by changing business conditions and customer requirements, including requirements based on regulations to which our customers are subject. We may need to develop and introduce additional software and enhancements to our existing solutions to satisfy our current customers and maintain our competitive position in the marketplace. We may also need to modify our software so that it can operate with new or enhanced software that may be introduced by other software vendors, be used in different environments and comply with regulatory requirements to which our customers are subject. While changing conditions and requirements may result in market growth, estimates of expected growth resulting therefrom are inherently uncertain and are subject to many risks and assumptions. The failure to anticipate changes in technology, partner and customer requirements and successfully develop, enhance or modify our software solutions, or the failure to do so on a timely basis, could limit our revenue growth and competitive position.

If existing customers do not make subsequent purchases from us and continue using our solutions and services or if our relationships with our largest customers are impaired, our revenue could be negatively affected.

Our existing customers are a key asset, and we depend on repeat product and service revenues from our base of customers. Five of our customers represent 33% of our revenue in 2012. There can be no assurance that our existing customers will enter into new project contracts with us or that they will continue using our technologies. A significant decline in our revenue stream from existing customers would have an adverse effect on our operating results.

Failure to meet customer expectations with respect to the implementation and use of our solutions could result in negative publicity, reduced sales and diversion of resources, all of which would harm our business, results of operations, financial condition and growth prospects.

We generally provide our customers with upfront estimates regarding the duration, budget and costs associated with the implementation of our products. Implementation of our solutions is complex and meeting the anticipated duration, budget and costs often depend on factors relating to our customers or their other vendors. We may not meet the upfront estimates and expectations of our customers for the implementation of products as a result of our product capabilities or service engagements by us, our system integrator partners or our customers' IT employees.

If we fail to meet upfront estimates and the expectations of our customers for the implementation of our products our reputation could be harmed, which could adversely affect our ability to attract new customers and sell additional products and services to existing customers.

The quality of our solutions, enhancements and new versions is critical to our success. Since our software solutions are complex, they may contain errors that can be detected at any point in their life cycle. While we continually test our solutions for errors or defects and work with customers to identify and correct them, errors in our technology may be found in the future. Testing for errors or defects is complicated because it is difficult to simulate the breadth of operating systems, user applications and computing environments that our customers use and our solutions themselves are increasingly complex. Errors or defects in our technology could result in delayed or lost revenue, claims against us, diversion of development resources and increased service, warranty and insurance costs. In addition, time-consuming implementations may also increase the number of services personnel we must allocate to each customer, thereby increasing our costs and adversely affecting our business, results of operations and financial condition.

Our business involves long-term, large projects, some of which are fixed-price projects that involve uncertainties, such as estimated project costs and profit margins.

Our business is characterized by relatively large projects or engagements that can have a significant impact on our total revenue and cost of revenue from quarter to quarter. A high percentage of our expenses, particularly employee compensation, are relatively fixed. Therefore, a variation in the timing of the initiation, progress or completion of projects or engagements can cause significant variations in operating results from quarter to quarter. Some of our solutions are sold as fixed-price projects with delivery requirements spanning more than one year. As our projects can be highly complex, we may not be able to accurately estimate our actual costs of completing a fixed-price project. If our actual cost-to-completion of these projects differs significantly from the estimated costs, we could experience a loss on the related contracts, which would have a material adverse effect on our results of operations, financial position and cash flow. Similarly, delays in executing client contracts may affect our revenue and cause our operating results to vary widely. Our solutions are delivered over periods of time ranging from several months to a few years. Payment terms are generally based on periodic payments or on the achievement of milestones. Any delays in payment or in the achievement of milestones may have a material adverse effect on our results of operations, financial position or cash flows.

Our sales cycle is variable, depends upon many factors outside our control, and could cause us to expend significant time and resources prior to earning associated revenues.

The typical sales cycle for our solutions and services is lengthy and unpredictable, requires pre-purchase evaluation by a significant number of persons in our customers’ organizations, and often involves a significant operational decision by our customers. Our sales efforts involve educating our customers and industry analysts and consultants about the use and benefits of our products, including the technical capabilities of our products and the potential cost savings achievable by organizations deploying our solutions. Customers typically undertake a significant evaluation process, which frequently involves not only our products, but also those of our competitors and can result in a lengthy sales cycle. Our sales cycle for new customers is typically six to eighteen months and can extend even longer in some cases. We spend substantial time, effort and money in our sales efforts without any assurance that such efforts will produce any sales.

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

As part of our growth strategy, we have acquired and may consider acquiring other products and businesses to grow our revenues and increase our customer base. We face the risk that businesses we may acquire in the future may ultimately fail to further our strategies. In addition, we may not be able to successfully integrate acquired technologies and achieve expected synergies or take advantage of the increase in our customer base. Further, we may not be able to retain the key employees that may be necessary to operate the businesses we acquired and may acquire and we may not be able to timely attract new skilled employees and management to replace them.

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

In addition, for some of our recent acquisitions, we have used capital stock, thereby diluting our shareholders and if we use capital stock in connection with future acquisitions, our existing shareholders will experience further dilution. If we use cash or debt financing, our financial liquidity will be reduced, the holders of our debt would have claims on our assets ahead of holders of our Common Shares and our business operations may be restricted by the terms of any debt. An acquisition may involve accounting charges and/or amortization of significant amounts of intangible assets, which would adversely affect our ability to achieve and maintain profitability.

The skilled and highly qualified workforce that we need to develop, implement and modify our solutions may be difficult to hire, train and retain, and we could face increased costs to attract and retain our skilled workforce.

Our business operations depend in large part on our ability to attract, train, motivate and retain highly skilled information technology professionals, particularly those with knowledge and experience in the insurance industry. In addition, our competitive success will depend on our ability to attract and retain other outstanding, highly qualified employees, consultants and other professionals. Because our software solutions are highly complex and are generally used by our customers to perform critical business functions, we depend heavily on skilled technology professionals. Skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. In addition, serving several new customers or implementing several new large-scale projects in a short period of time may require us to attract and train additional IT professionals at a rapid rate. We may face difficulties identifying and hiring qualified personnel. Although we are heavily investing in training our new employees, we may not be able to train them rapidly enough to meet the increasing demands on our business. Our inability to hire, train and retain the appropriate personnel could increase our costs of retaining a skilled workforce and make it difficult for us to manage our operations, meet our commitments and compete for new projects. Furthermore, we may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive.

Although we apply measures to protect our intellectual property rights and our source code, there can be no assurance that the measures that we employ to do so will be successful.

In accordance with industry practice, since we have no registered patents, we rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology. We believe that due to the dynamic nature of the computer and software industries, copyright protection is less significant than factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services. We seek to protect the source code of our products as trade secret information and as unpublished copyright works. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements that grant customers a personal, non-transferable license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. In addition, we attempt to protect trade secrets and other proprietary information through non-disclosure agreements with employees, consultants and distributors. Although we intend to protect our rights vigorously, there can be no assurance that these measures will be successful. Our failure to protect our rights, or the improper use of our products by others without licensing them from us could have a material adverse effect on our results of operations and financial condition.

If our products experience data security breaches or there is unauthorized access to our customers' data, we may lose current or future customers and our reputation and business may be harmed.

Our products are used by our customers to manage and store proprietary information and sensitive or confidential data relating to their businesses. Although we maintain security features in our products, our security measures may not detect or prevent hacker interceptions, break-ins, security breaches, the introduction of viruses or malicious code, and other disruptions that may jeopardize the security of information stored in and transmitted by our products. A party that is able to circumvent the security measures in our products could misappropriate our or our customers' proprietary or confidential information, cause interruption in their operations, damage or misuse their computer systems, and misuse any information that they misappropriate. If any compromise of the security of our products were to occur, we may lose customers and our reputation, business, financial condition and results of operations could be harmed.

Risks Relating to Our International Operations

Our international operations expose us to risks associated with fluctuations in foreign currency exchange rates that could adversely affect our business

Most of our revenues are derived from international operations that are conducted in local currencies, mainly in US dollars but also in GBP, EURO and NIS. Our primary economic environment currency is the US dollar and therefore our functional currency is the US dollar.

Fluctuations in exchange rates between the US dollar and other currencies which we and our subsidiaries use, especially the NIS, may negatively affect our earnings. A significant portion of our expenses, including research and development, personnel and facilities-related expenses, are incurred in Israel, in NIS. Consequently, we are particularly exposed to the risk of appreciation of the NIS in relation to the US dollar. This appreciation would cause an increase in our expenses as recorded in our US dollar denominated financial statements even if the expenses denominated in local currencies remains unchanged. In addition, our level of revenues and profits may be adversely affected by exchange rate fluctuations.

In certain locations, we engage in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our financial position and results of operations. However, there can be no assurance that any such hedging transactions will materially reduce the effect of fluctuation in foreign currency exchange rates on such results. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies were imposed, our financial position and results of operations could be adversely affected.

Conducting business in Israel entails certain inherent risks that could harm our business.

Our corporate headquarters and the majority of our research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. In addition, several countries still restrict business with Israel and with companies doing business in Israel. These political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth.

Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain and although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity through 2012. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and cause our revenues to decrease.

Recent political uprisings and social unrest in various countries in the Middle East and North Africa are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and have raised new concerns regarding security in the region and the potential for armed conflict. Among other things, this instability may affect the global economy and marketplace through changes in oil and gas prices. In addition, Iran has publicly threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence (including through the provision of funding and other support) among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may negatively affect Israel. Continued hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our Common Shares. Further escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business.

Some of our employees in Israel are obligated to perform military reserve duty, currently consisting of approximately 30 days of service annually (or more for reserves officers or non-officers with certain expertise). Additionally, they are subject to being called to active duty at any time upon the outbreak of hostilities. While we have operated effectively under these requirements since the establishment of Sapiens, no assessment can be made as to the full impact of such requirements on our business or work force and no prediction can be made as to the effect on us of any expansion of such obligations.

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

There is limited trading volume for our Common Shares, which may cause the stock price to be volatile and which may lead to losses by investors.

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

Formula Systems (1985) Ltd. and its parent company, Asseco Poland SA, may exercise control and influence corporate actions in a manner that potentially conflicts with our other public shareholders and our election of “controlled company” status as a basis for exempting ourselves from certain NASDAQ corporate governance requirements may remove certain potential checks on such shareholders’ control of our company.

Formula Systems (1985) Ltd. (“Formula”), whose ADRs trade on the NASDAQ Global Select Market (under the trading symbol: FORTY) directly owns 56.6% of our outstanding Common Shares as of February 25, 2013. Asseco Poland SA, whose shares trade on the Warsaw Stock Exchange ("Asseco"), directly owns 50.2% of Formula's outstanding share capital.

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

We believe we were not a PFIC in 2012 just as we believe we were not a PFIC for at least the past 5 years. We currently expect that we will not be a PFIC in 2013. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors. Therefore, there can be no assurance that we will not become a PFIC for the year ending December 31, 2013 or in any other future taxable year. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our Common Shares. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E, “Additional Information – Taxation - U.S. Federal Income Tax Considerations - Tax Consequences if We Are a Passive Foreign Investment Company."

Item 4.	Information on the Company

A.	History and Development of the Company.

Corporate Details

Our legal and commercial name is Sapiens International Corporation N.V., and we were incorporated and registered in Curaçao on April 6, 1990. We are a public limited liability company and operate under the provisions of the Curaçao Commercial Code. Our registered office is located at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, and our telephone number in Curaçao is + 5999-736-6277. United International Trust N.V. is the Company’s agent in Curaçao and serves as a member of our Board of Directors. Our World Wide Web address is www.sapiens.com. The information contained on the web site is not a part of this annual report. We have not had any important events in the development of our business since January 1, 2013.

Capital Expenditures and Divestitures since January 1, 2010

On April 27, 2010, we acquired Harcase Software Limited (“Harcase”), for aggregate consideration of approximately $3 million in cash and 454,546 Common Shares. On August 21, 2011, we acquired FIS Software Ltd. (“FIS”) in total consideration of $49.7 million which was comprised of $6.75 million in cash, 10,016,875 of our Common Shares and warrants to purchase 1,000,000 of our Common Shares. In addition, on August 31, 2011 we acquired IDIT I.D.I. Technologies Ltd. (“IDIT”) for total consideration of $31.4 million which was comprised of 7,483,125 of our Common Shares. The aggregate shares issued upon completion of the foregoing transactions constituted, immediately upon such completion, 44.2% of our issued and outstanding share capital. Options to purchase shares of FIS and IDIT were replaced at the closing with options to purchase an aggregate of 1,938,844 of our Common Shares.

Our principal capital expenditures during the last three years related mainly to the purchase of computer equipment and software for use by our subsidiaries. These capital expenditures totaled $662 thousand in 2010, $482 thousand in 2011 and $1,327 thousand in 2012.

B.	Business Overview.

We are a global provider of innovative software solutions for the financial services industry, with a focus on insurance. We offer our customers a broad range of software solutions and services, comprised primarily of:

•	Core software solutions for the Insurance industry – including Property & Casualty/General Insurance (“P&C”) and Life, Annuities, Pension and retirement (“L&P”) products

•	Business decision management solutions for all financial services, including insurance, banking and capital markets

•	Project delivery and implementation of our mission critical solutions using best practices

Our portfolio of core software solutions for insurance includes

•	Sapiens ALIS – a comprehensive software solution for the management of diversified ranges of products for Life, Annuities, Savings, Pensions and Retirement

•	Sapiens IDIT - a component-based software solution, designed for the General Insurance / Non-Life market, with a focus on Europe and Asia Pacific, supporting a broad range of business lines, including personal lines, commercial lines and specialty lines

•	Sapiens RapidSure - a component-based software solution designed for the North America P&C market, supporting a broad range of business lines, including homeowners, fleet insurance and specialty lines

•	Sapiens Reinsurance - a software solution designed to enable General Insurance / Property & Casualty insurance carriers to manage their reinsurance programs

•	We also continue to provide support for our other legacy solutions, such as Insight for P&C, Insight for L&P, and Insight for Closed Books

Our solution for Business Decision Management (BDM)

•	Sapiens DECISION - business decision software that allows organizations and business people to deploy their organization’s business logic and adhere with new policy and regulatory change, via a centralized repository, to improve the decision management process.

Project delivery methodologies and best practices implementation services

•	A portfolio of insurance best practices ― with over 30 years of experience in delivering software solutions to financial services organizations, including insurance, retirement, and mortgage providers

•	Bandwidth of professional services to deliver and support our software solutions ― backed by a global team of insurance and technology experts, with operations in North America, the United Kingdom, EMEA, APAC, and Israel

eMerge

We also offer our customers in the financial services industry, eMerge, an application development platform, for fast deployment of tailor-made complex solutions

Our Strategy

Our primary goal is to become a market leader in the global software solutions marketplace for the financial services industry, while focusing on insurance. Our strategy is to continue our growth, both organically and through acquisitions, while retaining profitability. We plan to achieve our goals by focusing on the following principles:

•	Continuing expansion of our market share through organic growth, by acquiring new customers and expanding our business within our existing client base

•	Achieving growth through acquisitions of complementary software solutions or customer base

•	Developing long-term relations with our customers - strengthening our recurring revenue model by providing additional solutions, support, maintenance, assistance, and implementation services

•	Continuing to enhance our software package-based solutions to ensure their leading functional and technical edge for the benefit of our customers and partners by focusing on innovation and domain expertise

Our Marketplace and its Needs

Our Target Markets

Sapiens operates in the traditional core insurance and financial services markets. Its history of working closely with insurance and financial services providers results in a deep understanding of these markets and their needs. Our target market includes both insurance carriers using legacy systems and those using new technologies. The following provides some basics on the insurance and financial services environments in which we operate.

Life Insurance, Annuities, Savings, Pensions and Retirement (“L&P”)

L&P providers offer their customers a wide range of products for long-term savings, protection, pension and insurance to assist policyholders in financial planning, through life insurance, retirement, pensions and investment products. L&P products can be classified in several areas, primarily Investment and Savings products, Risk and Protection products, and Pension products – and can exist both as individual-targeted products as well as group-related and employer-related products. Some L&P providers as well as other financial services providers also offer retirement services products, particularly management of and recordkeeping for defined contribution retirement plans.

Property & Casualty/General Insurance (“P&C”)

P&C insurance (also known as General Insurance or “GI”) protects policyholders against a range of losses on items of value. P&C insurance includes the Personal segment (insurance coverage for individuals, including products such as motor, home, personal property and travel), the Commercial segment (covering aspects of commercial activity such as commercial property, marine, engineering and professional liability), and Specialty Lines (covering unique domains such as art and credit insurance). While some forms of P&C insurance are optional, others, such as automobile insurance, workers’ compensation insurance and medical malpractice insurance, are obligatory.

Reinsurance

Reinsurance is insurance that is purchased by an insurance company (“ceded reinsurance”) from another insurance company (“assumed reinsurance”) as a means of risk management. The reinsurer and the insurer enter into a reinsurance agreement which details the conditions upon which the reinsurer would pay the insurer's losses. The reinsurer is paid a reinsurance premium by the insurer, and the insurer issues insurance policies to its own policyholders.

Decision Management

Differing regulatory requirements throughout the world require specialized data to handle business logic, including all related business decisions and business rules. Financial organizations in general, and large-scale ones in particular, face ongoing challenges around creating, maintaining and governing the business logic in their organization. This exposes these organizations to financial as well as regulatory risk, in the lack of means to properly adhere to regulations or fit their products to their customers. This market is now gaining traction with the growing regulatory pressures to manage risks following the 2008 financial crisis worldwide.

Our Target Market Needs

Insurance & Pension - L&P, P&C, Retirement Services

The insurance market is a large, complex, and highly regulated environment. Insurance carriers operate under a rigid regulatory regime and are required to comply with regulations that are frequently changing.

In order to efficiently manage their operations, insurance carriers require IT platforms that enable rapid introduction of changes via configurable user-driven activities, integrate with other internal and external systems, control and audit the internal employees work, support multi-channel distribution and provide clear visibility of the carrier’s business operations.

According to research and advisory firm CELENT (IT Spending in Insurance – A Global Perspective, March 2012), global IT spending in insurance is expected to grow to $150.1 billion in 2013 and to $157.5 billion in 2014. As global IT spending continues to increase over the next decade a shift from spending on insurers’ legacy systems to new solutions is expected to occur.

We believe that many insurance carriers are experiencing substantial operational challenges due to the inefficiency of their legacy policy administration systems. Such systems, which include both technical and functional limitations, have acute impact on the ability of the carriers to face the growing challenges of the rapidly-changing insurance marketplace around innovation, shift of power to the consumer, and dynamic and changing regulatory environment.

We believe that the key factors that insurance carriers take into consideration when considering an upgrade of their legacy systems with new technologies are:

•	Dynamic business environment with ever-changing regulation

In today’s dynamic and highly competitive environment, insurance carriers are constantly seeking new competitive advantages and differentiators. Accordingly, there is a clear need for a flexible core system that supports rapid implementation of changes. Many insurance carriers still use outdated legacy systems that are costly and time-consuming to modify or upgrade. This has prevented insurance carriers from innovating and growing, including by modifying current products, introducing new products and reaching new market segments. Varied and frequently changing regulatory requirements throughout the world require specialized data and business rules, which makes implementation of changes particularly challenging.

•	Change in end-consumers’ behavior and shift of power to consumers

Insurance carriers must adapt rapidly to the shifting needs and behaviors of consumers, including the types and terms of insurance products offered and how consumers can access information to compare insurance products. Consequently, insurance carriers require systems with integration capability and support of multi-channel distribution to allow them to reach their consumers customers and partners in a variety of means.

•	A need to improve operational efficiency and reduce Total Cost of Ownership (TCO)

We believe that a majority of insurance carriers are still using inefficient and outdated processes which lack automation of operation, workflow and efficient process management. These processes tend to be inefficient and have high error rates. Additionally, the ongoing maintenance of these legacy systems is expensive and technically difficult. A specialized IT staff with the requisite skills and experience needed to maintain these systems is difficult to find or replace. Insurers seek systems that are modern, automated, efficient and easy to maintain and which can effect a decrease of costs in the long run.

•	Increasing global and multi-national operation

Insurers are increasing their global reach through acquisitions and business initiatives. These insurers in turn are seeking sole providers who can deliver solutions that can be used across markets, combining the support of local regulatory requirements and specific customer needs while driving a generic corporate business approach and strategy across the globe, reducing costs and overhead.

•	Conditions in the retirement services/ L&P market are ripe for technological innovation

Employer- related plans, including specialized contribution plans are the primary retirement savings vehicles in the U.S., holding nearly two-thirds of retirement assets. Financial services and insurance companies, among others, provide recordkeeping services for employer-related plans. Many recordkeeping service providers use legacy or in-house software solutions to manage their books.

We believe that this marketplace is seeking a recordkeeping technology solution that is more cost-effective to operate and maintain and yet is scalable and efficient, in order to provide better support to their current clients while creating a platform for future growth.

Business Decision Management (BDM)

Many large organizations, particularly in the financial services market, struggle with similar business challenges around regulatory compliance and complex decision processes and an ever-changing market landscape that require their response to change. While the business logic is defined by the business owners and compliance officers, IT departments are expected to translate those requirements into code, ensuring that the result accurately reflects the requirements, that the new requirements do not conflict with or override previous requirements, and that the whole process is audit trailed and done in a timely manner. In recent years, there has been a rapid increase in the demand for business process management ("BPM") software, as businesses around the world strive to implement strategic process automation to overcome organizational barriers. A recent Companies and Markets study (www.companiesandmarkets.com) found that the global BPM software market revenues will rise from approximately $2.6 billion in 2011 to $7 billion by 2018.

Business Decision Management solutions are required to align the Business Rules Management (BRM) systems and Business Process Management (BPM) systems that are typically operated by large organizations. The spread of business logic across multiple systems in the organization can expose the organization to risk as well as to efficiency-related challenges. These challenges are acute when the organization has to rapidly introduce a new product to the market, or adhere with new regulation, which occurs often in today’s highly competitive and highly regulated business environment.

Increasingly, organizations are looking to treat their business logic as an asset. Business logic drives each and every one of the financial services transactions and is the very backbone of an organization's policies and strategies and its ability to comply with regulations.

Sapiens’ Software Solutions

Solutions for the Global Financial Industries, with a focus on Insurance

Sapiens focuses on delivering package-based software solutions that provide the financial services industry and, in particular, the insurance industry, with the ability to be more agile in the face of the new and changing business environment, while simultaneously reducing IT costs.

We offer our customers a range of package-based software solutions that are:

•	Comprehensive and function-rich, supporting generic insurance standards, regulation and processes by providing field proven functionality and best practices

•	Customizable to easily match specific business requirements and expandable/flexible architecture that allows quick functionality augmentation that permits use of our platform across different markets and regulatory regimes using our knowledge of insurance best practices

•	Based on model-driven architecture (incorporating “Service Oriented Architecture - SOA”) and engineered to provide streamlined secure processing, while maintaining total platform independence and system reliability.

•	Component-based and scalable in order to help our customers implement our software in their environments to better serve their clients and quickly respond to insurance regulatory and market changes that result in a rapid time to market.

The foregoing features of our insurance solutions offer a broad range of advantages to the operational environment of an organization and the ability to create new, added value through:

•	Rapid deployment of new insurance products by providing highly configurable software and offering the opportunity to achieve a competitive advantage in the P&C and L&P market by arriving to the market early with new products

•	System support for global expansion of the insurance business, allowing users of our solutions to leverage a single software solution to support operations globally while simultaneously addressing local requirements

•	Compliance with regulatory requirements by using configuration-based capabilities to easily introduce changes to the system to support complex insurance regulations

•	Support of multiple innovative channels to our customers’ clients, including mobile technologies, social media and internet to align with the shift of power to the consumer

•	Improvement of operational efficiency by providing full automation of insurance process, with configurable workflow, audit and control, streamlined insurance practices and easy integration and maintenance

•	Reduction of overhead for IT maintenance through easy-to-integrate solutions with flexible and modern architecture resulting in lower costs for ongoing maintenance, modifications, additions and integration

•	Prevention of claims leakage with a comprehensive, auditable approach to management of reinsurance programs

•	Modern architecture and technical design utilizing component-based and full service-oriented architecture to provide easy integration to all external sources, scalability and powerful performance

Our Solution Offerings

Life, Pension & Annuity Solutions:

Sapiens ALIS

Sapiens ALIS is a comprehensive L&P software solution for individual, group and worksite insurance products. ALIS provides comprehensive support for the complete policy lifecycle of all life insurance products from quotation and illustrations, through underwriting, insurance billing and servicing up to the claims management and exit processing.

Sapiens ALIS supports a wide range of insurance product lines across multiple territories, including:

•	Individual and Group Life, Investment & Savings

•	Individual and Group Protection and Risk Products

•	Individual and Group Pension and Retirement Plans

•	Group/Worksite Life and Protection Products

•	Annuity Products

•	Hybrid Products

Sapiens ALIS is a modular system and its functional components include all the components necessary for L&P insurers to manage their business. ALIS allows insurance carriers to manage their entire core business on a single ALIS platform and also to integrate ALIS with customers’ other systems for the performance of a specific activity or domain.

Sapiens ALIS integrates all of the following functions into one solution:

•	Quotation and Illustration

•	New Business

•	Underwriting

•	Policy Servicing

•	Billing , Collection and Payments Management

•	Claims Processing

•	Agency and Commission

•	Document Management

•	CRM and Customer Management

•	Workflow

•	Compliance and Calculation engine

Sapiens ALIS Recordkeeping for Retirement Services

Based on ALIS, we have also developed Sapiens ALIS Recordkeeping for Retirement Services, an end-to-end package-based software solution for record-keeping management for Defined Contribution Recordkeeping providers.

Sapiens Recordkeeping solution offers a complete end-to-end support of the recordkeeping functionality, based on a modular deployment structure allowing flexibility on using specific modules and also seamlessly integrate with our customers’ preferred systems/modules. Sapiens Recordkeeping for Retirement Services supports the full range of Defined Contribution retirement products, including among others, 401(k), ESOP and Profit Sharing and the associated plan variations, including ERISA, Non-ERISA, Safe Harbor, Taft Hartley and others.

Property & Casualty/General Insurance Solutions:

Sapiens IDIT

Sapiens IDIT is a component based software solution, addressing the specific needs of general insurance carriers for traditional insurance, direct insurance, bancassurance and brokers markets, primarily in Europe and in the Asia-Pacific markets.

Sapiens IDIT integrates multiple front office and back office processes, including insurance product design, policy administration, underwriting, call center and remote users and partners, backed by fully secured internet-based capabilities.

Sapiens IDIT supports a broad range of general, personal and commercial lines of business, including:

•	Personal lines – e.g. motor, personal property & homeowners, yacht, travel, medical insurance etc.

•	Commercial lines – e.g. fleet insurance, marine, cargo, engineering, real estate and commercial building etc.

•	Specialty lines – e.g. credit insurance or art insurance

Sapiens IDIT provides a full set of components to support insurance core operations lifecycle from inception to renewal and claims, including:

•	Complete Policy Administration

•	Claims Management

•	Billing and Collection

Modular software components can be customized to match specific insurance business requirements, while providing pre-configured functionality, including:

•	Customer Relationship Management (CRM)

•	Product Factory

•	Policy Administration

•	Billing and Collection

•	Claims Management

•	Intermediary Management

•	Workflow Management

•	Technical Accounting

•	Document Management

•	Business Intelligence

Sapiens RapidSure

Sapiens RapidSure is a component-based software solution, designed specifically to meet the business and regulatory requirements of P&C insurance providers in North America. RapidSure supports a broad range of general, personal and commercial lines of business, including homeowners, fleet insurance and specialty lines insurance products, and is designed to handle complex policies and high volume transactions.

Sapiens RapidSure is based on SOA architecture which facilitates ease of integration with existing corporate and external systems such as ACORD and ISO. It offers a user friendly interface which allows insurance carriers to improve efficiency through ease of operation and provides a broad set of applications to support the P&C insurance core operations lifecycle including:

•	Policy Administration

•	Product Configurator

•	Point-of-Sale Portal

Other components of RapidSure include:

•	Customer Relationship Management (CRM)

•	Enterprise Agency System (EAS)

•	Insurance Enterprise Architecture

•	Business Integration Platform

•	Conversion

Sapiens Reinsurance

Sapiens Reinsurance enables P&C/General Insurance carriers and brokers to handle all of their P&C/General reinsurance activities on a single platform, with full financial control and auditing support. By incorporating in-depth, fully automated functions readily adaptable to each company's business procedures, Reinsurance provides full financial control of the reinsurance practice, including support for all auditing requirements and regulatory reporting.

Reinsurance provides end-to-end processing, including:

•	Setup of and definition of the reinsurance program

•	Import of premium and claims transactions

•	Automatic allocation of premiums and claims to reinsurance contracts

•	Performing required calculations

•	Production of statements & accounts to reinsurance participants

Business Decision Management Solutions:

Sapiens DECISION

Sapiens DECISION is an innovative business decision software solution which allows business professionals, with no IT skills, to design, simulate, implement, change, analyze, and visualize business logic that drives financial operations and compliance in a business-friendly format and environment.

Sapiens DECISION is based on The Decision Model methodology, which we license under a long term license from the Decision Model Licensing LLC. The Decision Model is an innovative approach to business logic. When implemented properly, it can resolve the disparate nature of the logic across the organization to provide an enterprise management of logic. It allows a single representation of the logic across the organization and treats it as an enterprise asset.

Sapiens DECISION offers a way to maintain governance across all applications, across any rules engine or business process management system, and it does not replace the organization’s BRM or BPM.

Some of the key benefits to organizations that use Sapiens DECISION are:

•	Improved risk management by having a single version of the organization's business logic, that is managed in a central repository and applied across the organization

•	Better corporate governance through a secured authorization process for the introduction of new business logic or changes to existing logic and full audit trail for traceability

•	Quick and easy deployment of new or changed business logic for products, services and regulations in a single, centralized repository using business-like language

•	Empowerment of business people who can create, change and validate all business logic themselves

•	Improved efficiency through the ability to re-use business logic across multiple applications

•	Testing and validating capabilities allow all changes to be validated before being deployed in the system to avoid disruption and conflicts.

We are currently focusing on the development and marketing of Sapiens DECISION in the financial services market in North America and West Europe, and we are building best practices to be used by these markets.

•	Mortgage Banking. We have begun to roll out DECISION for mortgage banking clients and are continuing to develop models and best practices, including in cooperation with the Mortgage Industry Standards Maintenance Organization (MISMO), the leading technology standards development body for the residential and commercial real estate finance industries.

•	Retail banking. We are currently developing DECISION for retail banking, to help cope with risk, compliance and efficiency challenges as they operate in a very tight and constantly changing regulatory environment

We also intend to develop and market Sapiens DECISION for the insurance industry and leverage our industry knowledge and close relationships with our existing customers and partners.

Legacy Software Solutions:

Insight for P&C

Insight for P&C is a software solution used by P&C carriers in several states in the United States. Insight for P&C has been customized to meet the particular business demands at the insurer level and the regulatory needs at the state level.

Insight for L&P

Insight for L&P enables L&P carriers in Israel to handle a wide range of L&P activities, particularly in Israel, which has specific regulatory requirements.

Insight for Closed Blocks

Insight for Closed Blocks is a solution for life and pension insurance companies that enables them to efficiently and more effectively administer policies and claims relating to closed books of business, where products are no longer open to new business.

eMerge

eMerge is a rules-based, model-driven architecture that enables the creation of mission critical core enterprise applications with little or no coding using agile methodologies. Our technology is intended to allow customers to achieve legacy modernization and enterprise application integration.

Sapiens’ Global Professional Services

Sapiens provides implementation and integration services to help our customers fully realize benefit from our software solutions. Some of the key advantages of our professional services are outlined below:

•	Project Delivery Experience. 30 years of field-proven project delivery of core system solutions for the insurance industry, based on best practices and accumulated experience.

•	Customer Integration: Using our know-how to help our customers deploy modern solutions while integrating these solutions with their legacy environment that must be supported.

•	Global Presence: Insurance and technology domain experts provide bandwidth of global professional services.

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

Most of our clients in whose sites we have deployed our solutions, elect to enter into an ongoing maintenance and support contract with us. The term of such a contract is usually twelve months and is renewed every year. A maintenance contract entitles the customer to technology upgrades (when made generally available) and technical support. In addition, we offer introductory and advanced classes and training programs available at our offices and at customer sites.

Our service teams are experienced in both technology and insurance. The level of service and business understanding they provide contributes to the long term success of our customers. This helps us develop strategic relationships with our customers, enhances information exchange and deepens our understanding of the needs of companies within the industry.

We provide a wide scope of services and consultancy around our core solutions, both in the stage of the initial project implementation as well as on-going additional services. Many of our customers use our services and expertise on an on-going basis to assist them with various aspects of daily maintenance, on-going system administration and additions of new enhancements to the solutions - and are considering Sapiens as a strategic partner for such services.

Such services include, among others:

•	Adding new Lines of Business and functional coverage to existing solutions running in production

•	On-going support services for managing and administrating the solutions

•	Creating new functionalities per specific requirements of our customers

•	Assisting to add new regulations and legal requirements

Additional IT services that we provide include custom-made solutions that help leading organizations meet the complex business challenges they are facing quickly and cost-effectively while extending and leveraging existing assets. Leveraging the knowledge we have obtained designing and implementing products such as ALIS, IDIT, RapidSure, Reinsurance and Sapiens DECISION, we offer innovative legacy modernization solutions, mobile application solutions, as well as a full range of application delivery services.

Geographical Distribution of Revenues

The following is a breakdown of our revenues by geographical areas based on our geographic markets, both in thousands of dollars and as a percentage of total revenues for the years indicated:

	2010		2011		2012

North America	8,991	17%	20,889	30%	35,519	31%
Israel	19,554	38%	21,470	31%	23,100	20%
UK	11,995	23%	14,672	21%	26,630	24%
Rest of Europe	615	1%	4,870	7%	16,140	14%
Asia Pacific	11,080	21%	8,026	11%	12,520	11%
Total	52,235	100%	69,927	100%	113,909	100%

Competitive Landscape

The market for core software solutions for the insurance industry is highly competitive and characterized by rapidly changing technologies, evolving industry standards and customer requirements and frequent innovations. The following is a breakdown of the competition that we face in each of our primary markets:

Insurance Software Solutions

Our competitors in the insurance software solutions market differ based on the size, geography and line of business in which we operate. Some of our competitors offer a full suite and others only one module; some operate in specific (domestic) geographies, while others operate on a global basis; and their delivery model will vary, with some competitors keeping delivery in-house or using IT Outsourcing (ITO) or business process outsourcing (BPO).

The insurance software solutions market is highly demanding. Maintaining a leading-edge position is challenging, for several reasons:

•	Development of new core insurance solutions requires heavy R&D investments and an in-depth knowledge of complex insurance environments

•	Innovation in technology is mandatory to gain new customers

•	A global presence and an ability to support global insurance operations is required

•	Regulatory requirements can be burdensome and require specific IT solutions

•	Continued support and development of the solutions requires a critical mass of customers that support an on-going R&D investment

•	Know-how of insurance system requirements and an ability to bridge between new systems and legacy technologies must be maintained in many cases

These requirements have led to a marked increase in acquisitions in the insurance software solutions sector since small, local vendors have not been able to sustain growth without continuing to fund their R&D departments and follow the globalization trend of their customers.

We believe we are well positioned to leverage our modern solutions, customer base and global presence to compete in this market and meet its challenges. In addition, our accumulated experience and expert teams allow us to provide a comprehensive response to the IT challenges of this market.

Some examples of our competitors are:

•	Global software providers with their own IP

•	Local/domestic software vendors with their own IP, operating in a designated geographic market and/or within a designated segment of the insurance industry

•	BPO providers who offer end-to-end outsourcing of insurance carriers business, including core software administration (although BPO providers want to buy comprehensive software platforms to serve as part of the BPO proposition from vendors and may seek to purchase our solutions for this purpose).

•	Internal IT departments, who often prefer to develop solutions in-house

We differentiate ourselves from our competitors through the following key factors:

•	Our products are award-winning innovative and modern software solutions, with rich functionality and advanced intuitive user interfaces, using model-driven architecture that allows rapid deployment of the system while reducing the total cost of ownership.

•	Our architecture allows customers to implement the full solution or components, and readily integrate the solution or individual components into their existing IT landscape.

•	Our L&P solutions are updated for compliance with relevant regulations in the regions we operate, and provide easy and rapid capabilities to introduce and adjust for changes in regulations on an on-going basis

•	Our P&C solutions are fully compliant with many country-specific regulations and legislations, from the U.S., across Western and Eastern Europe, through Southeast Asia and Australia

•	We recognize technology trends and invest in adjusting our solutions to meet this rapid pace

•	We are able to fund R&D investments and maintain the competitive advantage of our products because of our large and growing customer base

•	Our delivery methodology is based on extensive insurance industry experience and cooperation with large insurance companies globally

•	We leverage our proven track record of successful delivery to help our customers deploy our modern solutions while integrating with their legacy environment that must remain supported

Business Decision Management Solutions

Our BDM solution, Sapiens DECISION, reflects an innovative approach in the market of business decision management systems. Since the introduction to the market of our innovative approach to enterprise architecture, we have identified a small number of competitors.

We differentiate ourselves through the following key factors:

•	We believe that Sapiens DECISION is the only solution that offers a true separation of the business logic in a decision management system and that is currently generally available and already in production

•	Our track record of delivering complex, mission-critical solutions which we believe we can apply to Sapiens DECISION

•	Our innovative technology solution, that is based on our knowledge with business rules, that integrate the Decision Model methodology creates a unique market offering, which is otherwise handled with complex spreadsheets that do not always provide adequate regulatory control

Legacy Software Solutions

Sapiens’ legacy technology, eMerge, offers our clients flexibility to develop tailor-made solutions to meet their business challenges. Our competitors may seek to replace our eMerge technology that has been implemented by our customers. We believe that what differentiates eMerge is that whereas most competing business rule engines are characterized by delivery of specialized, decision support capabilities that must be later framed into an enterprise’s overall architecture at additional investment costs, eMerge provides a comprehensive IT solution to our customers, including an automatically generated Web presentation layer and interfaces with various databases, legacy systems and third party software.

Sales & Marketing

To reach the broadest potential customer base, we use multiple distribution channels, mainly through our direct sales force as well as relationships with system integrators and, in certain geographic areas, local and regional distributors. Our sales team is located at our offices in North America, the United Kingdom, Belgium, France, Israel, Australia and Japan. The direct sales force is geared to large organizations within the financial services industry with a focus on insurance.

In 2012, we expanded our investment in sales and marketing, through integration of the IDIT, ALIS and Reinsurance sales forces and through recruitment of additional sales people. We intend to further expand our sales and marketing efforts in North America, UK and Europe, taking advantage of our current customer base and the investment in development of solutions that meet the requirements of our target markets.

We attend major industry trade shows to improve our visibility and our market recognition. Additionally, we host client conferences intended to strengthen our relationship with our existing customer base. We are improving traffic to our website and using the internet and social media networks to enhance our presence across the Web and generate new leads. We invest in tightening our working relationship and advisory services within the global analyst community.

We are strengthening our existing partnerships with IBM and Microsoft as well as with other key market leaders. These partnerships are key for both market recognition and market reach, leveraging their global presence to create additional business opportunities for us.

We have been working closely with IBM for over 20 years at what IBM refers to as a “Premier Business Partner” level. This cooperation is executed through close technology, project delivery, sales and marketing cooperation. We are also qualified as a “Microsoft Gold Certified Partner”. These alliances enable us to reach a broader target market, enhance our delivery capabilities and leverage best technologies.

We work together with other technology and standards providers, such as ACORD and MISMO to further enrich our offering and provide our customers with a comprehensive and innovative solution that addresses the entire breadth of their business needs.

Simultaneously, we are exploring new partnerships with leading system integrators in the financial services and the insurance market in particular.

We believe that a high level of post-contract customer support is important to the successful marketing and sale of our solutions. We have account managers who are focused on building ongoing relationships with existing customers to maintain a high level of customer satisfaction and identify up-selling opportunities within these organizations. In addition, we employ a team of technical specialists who provide a full range of maintenance and support services to our customers to help them fully exploit the capabilities of our solutions.

As part of our sales process, we typically sell a package which includes license, implementation, customization integration services, and training services. Substantially all of our clients for whom we have deployed our solutions elect to enter into an ongoing maintenance and support contract with us.

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

We seek to protect the source code of our products as trade secret information and as an unpublished copyright work, although in some cases, we agree to place our source code into escrow. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements which grant customers a personal, non-transferable license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. In addition, we attempt to protect trade secrets and other proprietary information through agreements with employees, consultants and distributors. As of today, we do not hold any patents.

Our trademark rights include rights associated with our use of our trademarks, and rights obtained by registration of our trademarks. Our use and registration of our trademarks do not ensure that we have superior rights to others that may have registered or used identical or related marks on related goods or services. We have registrations for the mark “Sapiens” in USA, Benelux, Germany, Italy Switzerland and Israel the name “RapidSure” in the USA and Canada and the names ALIS, E-ALIS, CORE-ALIS and certain other related marks as well as the ALIS design in the USA and Israel. The initial terms of protection for our registered trademarks range from 10 to 20 years and are renewable thereafter.

We have entered into a long term teaming agreement with Knowledge Partners International LLC (“KPI”) and a long term license agreement with the Decision Model Licensing LLC, pursuant to which we were granted the right to integrate The Decision Model methodology, which is patented in the US, as part of Sapiens DECISION solution, subject to payment of royalties on our Sapiens DECISION license revenues.

Regulatory Impact

The global financial services industry is heavily subject to government regulation, and is constantly changing as a result of regulatory changes. Financial services companies, and in particular, insurance companies, must comply with regulations such as the Sarbanes-Oxley Act, Solvency II, Retail Distribution Review (known as RDR) in the United Kingdom, the Dodd-Frank Act and other directives regarding transparency. In addition, many individual countries have increased supervision over local financial services and insurance companies.

For example, in Europe, regulators and insurers have been very active, motivated by past financial crises and the need for pension restructuring. Distribution of policies is being optimized with the increasing use of Bank Assurance (selling of insurance through a bank’s established distribution channels), supermarkets and kiosks (insurance stands). Increased activity such as that in Europe would generally tend to have a positive impact on the demand for our software solutions and services; nevertheless, insurers are cautiously approaching spending increases, and while many companies have not taken proactive steps to replace their software solutions in recent years, many of them are now looking for innovative, modern replacements to meet the regulatory changes and the demanding market trends.

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

Sapiens Software Solution (IDIT) Ltd .(“Sapiens IDIT”): incorporated in Israel (owned 100% by Sapiens Technologies (1982) Ltd.)

IDIT Europe N.V.: incorporated in Belgium (owned 100% by Sapiens IDIT)

IDIT APAC PTY. Limited: incorporated in NSW, Australia (owned 100% by Sapiens IDIT)

Sapiens (Singapore) Insurance Solution.: incorporated in Singapore (owned 100% by Sapiens IDIT)

Sapiens Software Solution (Life and Pension) Ltd. (“Sapiens L&P”) : incorporated in Israel (owned 100% by Sapiens Technologies (1982) Ltd.)

Sapiens (UK) Insurance Software Solutions Limited: incorporated in the UK (owned 100% by Sapiens L&P)

Sapiens NA Insurance Solutions Inc.: incorporated in Delaware, US (owned 100% by Sapiens L&P)

Formula Insurance Solutions (FIS) France: incorporated in France (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

FIS- AU Pty Limited: incorporated in Australia (owned 100% by Sapiens (UK) Insurance Software Solutions Limited.)

Neuralmatic Ltd.: incorporated in Israel (owned 66% by Sapiens L&P)

We are a member of the Formula Systems (1985) Ltd. Group (NASDAQ: FORTY and TASE: FORT).
Formula is a holding and managing company of publicly traded companies and their subsidiaries which provide IT solutions worldwide, developing and implementing innovative, proprietary software, services and solutions, turnkey projects and outsourcing services as well as software distribution and support. As of March 10, 2013, Formula beneficially owned approximately 56.6% of our outstanding Common Shares.

As of March 10, 2013, Asseco beneficially owned 50.2% of the outstanding share capital of Formula.

Based on Formula’s beneficial holding of over 50% of the outstanding Common Shares of the Company, and based on Asseco's beneficial holding of over 50% of the outstanding share capital of Formula, both Formula and Asseco are considered to control us.

D.	Property, Plants and Equipment.

We lease office space in Israel, the United States, Canada, the United Kingdom, Belgium and Japan. The lease terms for the space we are currently occupying are generally five to ten years. In Israel, based on our current occupancy, we lease approximately 85,000 square feet of office space; in the United States, approximately 9,200 square feet; in Canada, approximately 8,900 square feet; in the United Kingdom, approximately 14,000 square feet, in Belgium, approximately 3,400 square feet and in Japan, approximately 4,400 square feet. In 2012, our rent costs totaled $3.0 million in the aggregate for all of our leased offices. Our corporate headquarters are located in Israel and our core research and development activities are performed at our offices across Israel. Our lease of our corporate headquarters in Israel continues until July 2015 with an option to terminate earlier on 180 days prior notice on each of July 31, 2013 and 2014. The leases of our other locations in Israel continue until July 2013 and February 2014. Our sales, marketing and general and administrative activities are currently performed in each of our offices. During 2012, we entered into a lease for 75,000 square feet in which we plan to consolidate all of our operations in Israel. The lease is for a term of eleven years and we have option to extend the term for an additional five years. We expect to occupy this space during the course of 2013. We believe that our existing facilities and the facilities we expect to occupy during 2013 are adequate for our current needs.

Item 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere herein.

Overview

We are a global provider of software solutions for the financial services industry, with a focus on insurance. We offer our customers a broad range of software solutions and services, comprised of (i) core software solutions for the insurance industry, including Property & Casualty/General Insurance (“P&C”) and Life, Annuities, Pensions and Retirement (“L&P”) products, (ii) business decision management solutions for the financial services industry, including insurance, banking and capital markets and (iii) project delivery and implementation of our mission critical solutions using best practices.

We derive our revenues principally from the sale, implementation, maintenance and support of our solutions and from the provision of consulting and other services in the P&C and L&P insurance markets and our Decision and eMerge solutions for the financial services market. Revenues are comprised primarily of revenues from services, including systems integration and implementation and product maintenance and support and from licenses of our products. See “Critical Accounting Policies and Estimates” below for a discussion of how we account for our revenues and their associated costs.

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

We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses which normally include significant implementation and that is considered essential to the functionality of the license. We account for the services (either fixed price or T&M -Time and Materials) together with the software under contract accounting using the percentage-of-completion method in accordance with ASC 605-35, "Construction-Type and Production-Type Contracts". The percentage of completion method is used when the required services are quantifiable, based on the estimated number of labor hours necessary to complete the project, and under that method revenues are recognized using labor hours incurred as the measure of progress towards completion. In the years ending December 31, 2012, 2011 and 2010 our revenues from licenses represented less than 10% of our revenues.

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

If our actual results turn out to be materially different to our estimates, or we do not manage the project properly within the projected periods of time or satisfy our obligations under the contract, project margins may be significantly and negatively affected, which may result in losses on existing contracts. Any such reductions in margins or contract losses in a large, fixed-price contract may have a material adverse impact on our results of operations.

In accordance with ASC 985-605, we established Vendor Specific Objective Evidence ("VSOE") of fair value of maintenance services (PCS) based on the Bell-Shaped approach and determined VSOE for PCS, based on the price charged when the element is sold separately (that is, the actual renewal rate). Our process for establishing VSOE of fair value of PCS is through performance of VSOE compliance test which is an analysis of the entire population of PCS renewal activity for its installed base of customers.

Provisions for estimated losses on contracts in progress are made in the period in which they are first determined, in the amount of the estimated loss on the entire contact. Provisions for estimated losses are presented in accrued expenses and other liabilities.

In addition, we derive a significant portion of our revenues from post implementation consulting services provided on a time and materials ("T&M") basis which are recognized as services are performed.

Maintenance revenue is recognized ratably over the term of the maintenance agreement.

Deferred revenues and customer advances include unearned amounts received under maintenance and support agreements and amounts received from customers, for which revenues have not yet been recognized.

We perform ongoing credit evaluations on our customers and to date we did not experience any material losses. In certain circumstances, we may require prepayment. An allowance for doubtful accounts is determined with respect to those amounts that we determine to be doubtful of collection. Provisions for doubtful accounts were recorded in general and administrative expenses.

Business Combination

According to ASC 805 "Business Combination" we are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. In allocating the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, we developed the required assumptions underlying the valuation work. Critical estimates in developing such assumptions underlying the valuing of certain of the intangible assets include but are not limited to: future expected cash flows from customer contracts, acquired developed technologies and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, utilizing a market participant approach, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. We were assisted by third party valuators in applying the required economic models (such as income approach), in order to estimate the fair value of assets acquired and liabilities assumed in the business combination.

Goodwill, long lived assets and other identifiable intangible assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350," Intangibles—Goodwill and Other" goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Following the acquisition of FIS and IDIT in August 2011, we started to operate in two reporting units: Sapiens and IDIT.

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

We adopted the provisions of ASU 2011-08 for our annual impairment test in the fourth quarter of each year. This analysis determined that no indicators of impairment existed primarily because (1) our market capitalization has consistently exceeded our book value by a sufficient margin, (2) our overall financial performance has been stable since the acquisition, and (3) forecasts of operating income and cash flows appear sufficient to support the book values of the net assets of each reporting unit.

Nevertheless, it is possible that our determination that goodwill for a reporting unit is not impaired could change in the future if current economic conditions deteriorate or remain difficult for an extended period of time. We continue to monitor the relationship between our market capitalization and book value, as well as the ability of our reporting units to deliver current and income and cash flows sufficient to support the book values of the net assets of their respective businesses.

As of December 31, 2012, our intangible assets were $29.2 million, primarily comprised of capitalized software as well as core technology and customer relationship mainly from the acquisitions of IDIT and FIS in August 2011.

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

Taxes on Income

We account for income taxes in accordance with ASC 740 “Income Taxes”. ASC 740 prescribes the use of the asset and liability method, whereby deferred tax assets and liability account balances are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future realization of our deferred tax assets ultimately depends on the existence of sufficient taxable income within the available carryback or carryforward periods. Sources of taxable income include future reversals of existing taxable temporary differences, future taxable income, taxable income in prior carryback years and tax planning strategies. We record a valuation allowance to reduce our deferred tax assets to an amount we believe is more likely than not to be realized. Changes in our valuation allowance impact income tax expense in the period of adjustment. Our deferred tax valuation allowances require significant judgment and uncertainties, including assumptions about future taxable income that are based on historical and projected information.

ASC 740 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We assess our income tax positions and record tax benefits based upon management’s evaluation of the facts, circumstances, and information available at the reporting date. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, we record the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. For those income tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit is recognized in the financial statements. We classify liabilities for uncertain tax positions as non-current liabilities unless the uncertainty is expected to be resolved within one year. We classify interest as financial expenses and penalties as selling, marketing, general and administration expenses.

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

Recent Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income." Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income ("AOCI") by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 is effective for the Company as of January 1, 2013. Since this standard only impacts presentation and disclosure requirements, its adoption will not have a material impact on ours consolidated results of operations or financial condition.

A.	Operating Results

Years ended December 31, 2012 and 2011

Revenues

Total revenues increased to $113.9 million in 2012 from $69.9 million in 2011. This increase of $44 million, or 63%, was primarily due to the inclusion of a full year of revenues of the businesses we acquired in August 2011 compared to approximately four months of revenues from those businesses in 2011 and a net increase of $16.2 million in new and ongoing implementation projects, primarily in North America and Europe, in 2012 compared to our pro forma revenue in 2011 assuming that we acquired the new businesses on January 1, 2011.

Our revenues in North America increased by a total of $14.7 million to $35.6 million in 2012 from $20.9 million in 2011, primarily due to an increase in new and ongoing implementation of Life, Pension and Annuity solutions and the inclusion of a full year of revenues of the businesses we acquired in August 2011 compared to approximately four months of revenues from those businesses in 2011.

Our revenues in Europe, including the United Kingdom, increased by a total of $23.2 million to $42.8 million in 2012 from $19.5 million in 2011 primarily due to the inclusion of a full year of revenues of the businesses we acquired in August 2011 compared to approximately four months of revenues from those businesses in 2011 and an increase in new and ongoing implementation projects in 2012 compared to 2011.

Our revenues in Asia Pacific increased by a total of $4.5 million to $12.5 million in 2012 from $8 million in 2011 primarily due to the inclusion of a full year of revenues of the businesses we acquired in August 2011 compared to approximately four months of revenues from those businesses in 2011 and due to recovery of our offices in Japan from the 2011 crisis.

We expect our revenue to continue to increase in 2013 from ongoing projects and from new projects we expect to begin in 2013.

Cost of Revenues and Gross Profit

Cost of revenues increased to $66.5 million in 2012 from $40.1 million in 2011. This increase of $26.4 million or 66% was due primarily to an increase in costs of revenues from the inclusion of a full year of costs of revenues of the businesses we acquired in August 2011 compared to approximately four months of costs of revenues from those businesses in 2011 and the increase in new and ongoing implementation projects in 2012 compared to 2011. Cost of revenues was comprised of salaries and other personnel-related expenses of software consultants and engineers of $53 million, or 80% of our total costs of revenues in 2012 compared to $31.6 million, or 79% of our total cost of revenues in 2011. Amortization of capitalized software development costs was $3.8 million, or 6% of our total costs of revenues, in 2012 compared to $4.5 million, or 11% of our total costs of revenues, in 2011.

Our gross profit in 2012 increased by 59% to $47.4 million from $29.9 million in 2011. The gross profit margin in 2012 decreased to 42% compared to 43% at 2011, primarily due to the increase in revenue from implementation of projects in 2012 which has a lower gross margin.

We expect our cost of revenues to continue to increase in line with the increase in revenues.

Research and Development, net

Research and development (“R&D”) costs are mainly comprised of labor costs, reduced by capitalization of software development costs.

Research and development costs, net, increased 103% to $10.2 million in 2012 compared to $5 million in 2011. Gross R&D expenses were $13.6 million in 2012 compared to $9.7 million in 2011. This increase of $3.9 million or 40% was due to increased R&D expenses resulting from the inclusion of a full year of R&D expenses related to the businesses we acquired in August 2011 compared to approximately four months of R&D expenses from those businesses in 2011 and increased R&D spending for development of our solutions including our Sapiens DECISION solution. Salaries and other personnel-related expenses of software consultants and engineers costs comprised 92% of the gross R&D expenses. Capitalization of software development costs were $3.5 million in 2012 compared to $4.7 million in 2011. Gross R&D expenses were equal to 12% of our revenue in 2012 compare to 14% in 2011.

Selling, Marketing, General and Administrative expenses

Selling, Marketing, General and Administrative expenses (“SG&A expenses”) include costs of salaries of sales, marketing, management and administrative employees, office expenses, communications, external consultants and other expenses.

SG&A expenses increased to $25.2 million in 2012 from $18.1 million in 2011. This increase of $7.1 million, or 39%, was primarily due to increased headcount in our global sales team, marketing and management and administration and the inclusion of a full year of SG&A expenses related to the businesses we acquired in August 2011 compared to approximately four months of SG&A expenses from those businesses in 2011 offset by post-merger integration activities to optimize our management and administration teams. Salaries and other personnel-related expenses were $14.8 million, or 58% of SG&A expenses, in 2012 compared to $9.9 million or 54% of SG&A expenses, in 2011. The increase in salary and other personnel related expenses resulted primarily from the inclusion of a full year of salary and personnel related expenses and the addition of new sales and marketing personnel. SG&A expenses were equal to 22% and 26% of revenue in 2012 and 2011, respectively.

Acquisition-related and restructuring costs

There were no such costs in 2012. In 2011, acquisition-related and restructuring costs were $1.1 million and consisted of $0.5 million of restructuring charges relating primarily to our post-merger integration and $0.6 million of other transaction-related costs including legal, due diligence, accounting and other costs, all in connection with our acquisition of IDIT and FIS.

Financial income (expenses), net

Financial income, net, was $0.2 million in 2012 compared to $0.1 million in 2011. This change was primarily due to the effect of changes in currency rates.

Taxes on Income

Taxes on income in 2012 were $0.4 million compared to tax benefit of $0.2 million in 2011. This change resulted from increase of current tax expenses in the amount of $0.3 million and the decrease of net deferred tax income in the amount of $0.3 million.

Our provision for taxes on income relates to operations in jurisdictions other than Curaçao. The effective income tax rate varies from period to period as a result of the various jurisdictions in which we operate and where each one has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowance of deductions, credits and other benefits). We record a valuation allowance if we believe that it is more likely than not that the deferred income taxes regarding the loss carry forwards and other temporary differences, on which a valuation allowance has been provided, will not be realized in the foreseeable future. We did not recognize certain of the deferred tax assets relating to the net operating losses of our subsidiaries worldwide due to the uncertainty of the realization of such tax benefits in the foreseeable future.

Net Income attributable to Sapiens shareholders

Net income attributable to Sapiens shareholders increased to $11.8 million in 2012 from $5.9 million in 2011. The increase of $5.9 million, or 100%, was due to a $6.4 million increase in operating income in 2012, from $5.6 million in 2011 to $12.0 million in 2012, which was driven by operational synergy and improved profitability of the acquired companies in 2012 and the increase in revenues from the sales and implementation of our solutions to our customers. The increase in operating income was offset by an increase in tax expenses of $0.6. million.

Years ended December 31, 2011 and 2010

Revenues

Total revenues in 2011 increased to $69.9 million in 2011 from $52.2 million in 2010. This increase of $17.7 million, or 34%, was due primarily to revenues of approximately $16.3 million from the businesses we acquired in August 2011. Our revenues in North America increased by a total of $11.9 million to $20.9 million in 2011 from $9.0 million in 2010, including $8.1 million from new and existing customers and $3.8 million from the businesses we acquired in August 2011.

Our revenues in Asia Pacific decreased by a net aggregate of $3.1 million to $8.0 million in 2011 from $11.1 million in 2010 including a decrease of $5.1 million, due primarily to the impact of the economic crisis in Japan in 2011, offset by $1.7 million from the businesses we acquired in August 2011. Our revenues in Europe, including the United Kingdom, increased by a total of $6.9 million to $19.5 million in 2011 from $12.6 million in 2010 primarily from revenues from the the businesses we acquired in August 2011.

Cost of Revenues and Gross Profit

Cost of revenues increased to $40.1 million in 2011 from $29.9 million in 2010. This increase of $10.2 million or 34% was due primarily to an increase in costs of revenues from the businesses we acquired in August 2011 of $11.6 million. Cost of revenues was comprised of salaries and other personnel-related expenses of software consultants and engineers of $31.6 million, or 79% of our total costs of revenues in 2011 compared to $23.0 million, or 77% of our total cost of revenues in 2010. Amortization of capitalized software development costs was $4.5 million, or 11% of our total costs of revenues, in 2011 compared to $5.9 million, or 20% of our total costs of revenues, in 2010.

Our gross profit in 2011 increased 34% to $29.9 million from $22.3 million in 2010. The gross profit margin in 2011 stayed flat at 42.7% compared to 2010.

Research and Development, net

Research and development (“R&D”) costs are mainly comprised of labor costs, reduced by capitalization of software development costs.

Research and development, net, increased 52% to $5.0 million in 2011 compared to $3.3 million in 2010. Gross R&D expenses were $9.7 million in 2011 compared to $8.7 million in 2010. This increase of $1.0 million or 11% was primarily due to increased R&D expenses resulting from the acquisition of businesses in August 2011 and investment in development of our existing products. Labor costs comprised 94% of the gross R&D expenses. Capitalization of software development costs were $4.7 million in 2011 compared to $5.4 million in 2010. Gross R&D expenses were equal to 14% and 17% of revenue in 2011 and 2010, respectively.

Selling, Marketing, General and Administrative expenses

Selling, Marketing, General and Administrative expenses (“SG&A expenses”) include costs of salaries of sales, marketing, management and administrative employees, office expenses, communications, external consultants and other expenses.

SG&A expenses increased to $18.1 million in 2011 from $12.3 million in 2010. This increase of $5.8 million, or 47%, was primarily due to increased headcount in our global sales team, marketing and management and administration, including $3.9 million resulting from the acquisition of businesses in August 2011. Salaries and other personnel-related expenses were $9.9 million, or 54% of SG&A expenses, in 2011 compared to $6.9 million, or 56% of SG&A expenses, in 2010. The increase in salary and other personnel related expenses primarily resulted from an increase of $2.5 million from the acquisition of new businesses in August 2011 as well as other costs associated with our sales and marketing efforts. SG&A expenses were equal to 26% and 24% of revenue in 2011 and 2010, respectively.

Acquisition-related and restructuring costs

Acquisition-related and restructuring costs were $1.1 million in 2011 and consisted of $0.5 million of restructuring charges relating primarily to our operational restructuring plan and $0.6 million of other transaction-related costs including legal, due diligence, accounting and other costs, all in connection with our acquisition of new businesses in August 2011. There were no similar costs in 2010.

Financial income (expenses), net

Financial income, net, was $0.1 million in 2011 compared to expenses, net of $0.4 million in 2010. This change was primarily due to interest income from bank deposits which increased in 2011 and the effect of changes in currency rates and additional available cash.

Taxes on Income

Net tax benefit in 2011 was $0.2 million compared to taxes on income of $0.2 million in 2010. This change resulted from an increase in net deferred tax income of $0.4 million.

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

Net Income attributable to Sapiens shareholders

Net income attributable to Sapiens shareholders decreased to $6.0 million in 2011 from $6.2 million for 2010. The decrease of $0.2 million, or 3%, was due to a $1.1 million decrease in operational profit in 2011, from $6.7 million in 2010 to $5.6 million in 2011, which was driven by restructuring and other transaction costs associated with the acquisition of the new businesses in August 2011 of $1.1 million offset by an increase of $0.5 million in financial income, net and an increase in tax income of $0.4 million. Our operational profit in 2011 also decreased as a result of the increase in gross profit of $7.5 million which was offset by an increase in R&D expenses of $1.7 million and an increase in SG&A expenses of $5.8 million.

B.	Liquidity and Capital Resources.

Our cash and cash equivalents at the end of 2012 were $29.0 million, compared with $21.5 million at the end of 2011. The increase in cash and cash equivalents was mainly due to our positive operating activities of $18.8 million in 2012 offset by the cash used for investment activities in a total amount of $4.9 million during 2012 and cash used by financing activities in a total amount of $6.0 million during 2012.

Net cash provided by operating activities was $18.8 million in 2012, compared with net cash provided by operating activities of $8.4 million in 2011. The increase resulted primarily from an increase in net income by $5.9 million to $11.8 million in 2012 compared to $5.9 million in 2011, an increase in trade payables of $1.7 million in 2012 compared to a decrease of $1.3 million in 2011 and an increase in trade receivable of $1.6 million in 2012 compared to an increase of $3.3 in 2011, offset by an increase in deferred revenues and customer advances of $2.4 million in 2012 compared to an increase of $0.4 million in 2011.

Net cash used in investing activities was $4.9 million, compared to $2.5 million in 2011. The increase of $2.4 million resulted primarily from the net cash provided in 2011 by acquired businesses net of related payments in the net amount of $2.8 million and an increase in our investments to purchase of property and equipment by $0.8 million in 2012 compared to 2011, offset by a decrease in capitalized software development cost by $1.2 million to $3.5 million in 2012 compared to $4.7 million in 2011.

Net cash used in financing activities was $6 million in 2012, compared to net cash provided by financing activities of $0.1 million in 2011. The change resulted primarily from the net cash used to buy the Company's shares in total consideration of $7.0 million at 2012 offset by increase of $1.0 million proceeds from exercised options to a total amount of $1.2 million in 2012 compared to $0.2 million in 2011.

Outlook

In 2012, we increased our cash and cash equivalents on an annual basis by $13.6 million overall after elimination of the buyback of shares in the amount of $7 million in 2012 and the increase from exercised options in the amount of $1 million. Management believes that positive cash flow generated during 2010, 2011 and 2012 and our existing cash balances, following the payment of the one-time aggregate dividend of $5.8 million in February 2013, will be sufficient for our present requirements, and at least until December 31, 2013, to support our operating and financing requirements. However, in the event that we consummate one or more acquisitions for consideration consisting of all or a substantial part of our then available cash, we might seek external financing for such acquisition or acquisitions.

C.	Research and Development, Patents and Licenses, etc.

See the captions titled "Research and Development, net" in section A. “Operating Results” of this Item 5 above for a description of our R&D policies and amounts expended thereon during the last two fiscal years.

D.	Trend Information

There are various sales and marketing trends that influence our business. Despite the global economic stagnation, low interest rates and persistently high unemployment, according to a recent report from CELENT, the annual IT spending of insurance companies, including internal IT, hardware, external software and external services, is expected to grow to $157.5 billion by 2014, a 5.8% CAGR from 2012 to 2014. This spending relates to the core market for Sapiens software solutions and accompanying services.

CELENT also projects that IT spending in North America will climb to $58.6 billion in 2014, a CAGR of 7.6% from 2012 to 2014, IT spending in Europe will climb to $56.4 billion in 2014, a CAGR of 2.2% from 2012 to 2014 and that IT spending in the Asia Pacific region is expected to grow to $29.6 billion in 2014 a CAGR of 6.1% from 2012.

According to CELENT, IT spending in external software and services, which is the market we address, is expected to grow to approximately $59.5 billion by 2013 and $63 billion by 2014, representing a CAGR of 7.3%. CELENT reports that growth in external software and services is driven both by pure growth in IT spending, but also from shift of IT spending from internal to external providers, like Sapiens. This is due to the move from in-house, home-grown solutions to packaged solutions, as IT departments recognize the value of buying software solutions from specialized vendors, rather than developing internal solutions that are hard to maintain and do not have the advantage of R&D investments at the rate that is invested by outside vendors.

In the insurance software industry, according to CELENT (Tracking the Progress in Global Insurance report, January 2013), over 50% of insurers are progressing with core system replacement, which could result in an increase in insurers looking to modernize their IT systems.

We believe we are well positioned to leverage our innovative software solutions, advanced technologies, customer base and global presence to address this market trend. Our rich portfolio of core software solutions for P&C and L&P products backed by the years of accumulated experience and expert teams allow us to provide a comprehensive response to the IT challenges of this market.

The global insurance industry is evolving in a number of areas, and insurance carriers require support from their software and their IT service providers to keep up. The primary areas of evolution include:

•	Tighter competition

•	Tougher regulations

•	Customer Sophistication

•	Globalization and M&A

With the growing need for insurance, as people accumulate more property and live longer, the insurance industry has become more competitive. The competition for the customer’s business requires insurers to improve customer experience, be faster to market with new products and offer innovative channels such as social media and mobile. Innovative technology infrastructure is necessary to support these business initiatives.

In addition, insurers are faced with the increasing significance of regulatory changes to protect the policyholder in many markets, particularly large insurers which are considered important to the stability of the world economic system. Many insurers are integrating enterprise risk management as a standard operating procedure, while spreading ownership of risk throughout the strategic decision-making process.

As customers become more sophisticated, the support of innovative products and distribution channels is mandatory. Insurers are identifying growth opportunities by attracting new customers and retaining current customers by seeking to reinvent the customer experience and provide quote and policy information to their customers as they request.

The volume of mergers and acquisitions among insurance companies is expected to increase in 2013. According to a survey by PwC (Despite the Uncertainty - Momentum Building in M&A in 2013, Feb. 21st, 2013), the insurance sector was actually the most active one in the Financial Services M&A in 2012 and the momentum in the final quarter of 2012 is expected to continue in 2013. With more strategic transaction activity expected in 2013, there will likely be additional opportunities for IT providers with the need to integrate multiple systems.

E.	Off-Balance Sheet Arrangements

We have not engaged in nor been a party to any off-balance sheet transactions.

F.	Contractual Obligations

The following table sets forth information on our short-term and long-term contractual obligations as at December 31, 2012 (in thousands of dollars).

Payments due by period

	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years

Accrued severance pay, net (1)	$1,339				$1,339
Operating leases	$16,996	$4,037	$6,237	$4,730	$1,992
Liability to the OCS(2)	$596	$596
Total Contractual Cash Obligations	$18,931	$4,633	$6,237	$4,730	$3,331
Uncertain Income Tax Position(3)	$510

(1)	Accrued severance pay relates to accrued severance obligations mainly to our Israeli employees as required under Israeli labor law. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.
(2)	Does not include contingent liabilities to the OCS of approximately $8.4 million as described in Note 9(a) of our consolidated financial statements contained elsewhere in this report.

(3)	See Note 10(i) of our consolidated financial statements contained elsewhere in this annual report, as of December 31, 2012. Due to the uncertainties related to those tax matters, we are currently unable to make a reasonably reliable estimate of when cash settlement with a relevant tax authority will occur.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information regarding the current executive officers and directors of the Company as of February 25, 2013.

Name	Age	Position
Guy Bernstein (1)	45	Chairman of the Board of Directors
Roni Al Dor	52	President, Chief Executive Officer and Director
Naamit Salomon (1)	49	Director
Yacov Elinav (2)	68	Director
Uzi Netanel (2)	77	Director
Eyal Ben Chlouche (2)	51	Director
United International Trust N.V. (3)		Director
Roni Giladi	42	Chief Financial Officer

(1)	Member of Compensation Committee
(2)	Member of Audit Committee
(3)	United International Trust N.V. or UIT, is a corporate body organized under the laws of Curaçao. Mr. Gregory Elias exercises decision making authority for UIT. The Articles of Incorporation of the Company provide that a corporate body may be a member of the Board of Directors.

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

Uzi Netanel has served as a director of the Company since March 2005. He has served as Chairman of the Board of Directors of Maccabi Group Holdings Ltd. since 2005. From 2004 through 2007, Mr. Netanel served as Chairman of the Board of Directors of MLL Software & Computers Industries Ltd. and as Chairman of the Executive Committee of Carmel Olephines. From 2001 through 2003, Mr. Netanel served as a partner in the FIMI Opportunity Fund. From 1993 through 2001, he served as Active Chairman of Israel Discount Capital Markets and Investments Ltd. From 1997 to 1999, Mr. Netanel served as Chairman of Poliziv Plastics Company (1998) Ltd. Mr. Netanel also serves on the Board of Directors of, The Maman Group, Acme Trading, Scope Metals Ltd. (external director), Gadot Biochemicals and Assuta Health Centers. Mr. Netanel is an independent director.

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

Our Chairman, Guy Bernstein, serves as the Chief Executive Officer of Formula. In addition, Ms. Salomon, another Board member of ours, who served as an executive officer of Formula until December 2009, is a member of the Board of Directors of our affiliate Magic Software Enterprises Ltd. Formula directly owns (as of March 10, 2013) approximately 56.6% of our currently outstanding Common Shares, and, since November 2010, Asseco holds a controlling interest in Formula (50.2% of the outstanding share capital of Formula as of March 10, 2013).

B.	Compensation of Directors and Officers

The aggregate amount of compensation paid by us, or accrued by us, during the fiscal year ended December 31, 2012 with respect to such year, to all directors and executive officers as a group for services in all capacities was $1.9 million. This amount does not include amounts expended by us for automobiles made available to our officers or expenses (including business travel and professional and business association dues) reimbursed to such officers. The aggregate amount set aside or accrued by us during our fiscal year ended December 31, 2012 to provide pension, retirement severance, vacation accrual and similar benefits for directors and executive officers of the Company was $38,000. The foregoing amounts also exclude stock option grants to our directors and officers pursuant to our 1992 Stock Option and Incentive Plan, our 2003 Share Option Plan, our 2005 Special Incentive Share Option Plan and our 2011 Share Incentive Plan, which are described below.

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

Stock Option and Incentive Plans

1992 Stock Option and Incentive Plan, 2003 Share Option Plan and 2005 Special Incentive Share Option Plan

In 1992, our Board of Directors and shareholders approved the 1992 Stock Option and Incentive Plan (the “1992 Stock Plan”) pursuant to which our officers, directors and employees are eligible to receive awards of stock options and restricted stock. In February 2003, the Board of Directors authorized the extension of the 1992 Stock Plan until April 2012 and our shareholders approved that extension. In 2003, our Board of Directors and shareholders approved the 2003 Share Option Plan (the “2003 Option Plan”), pursuant to which our officers, directors, employees, consultants `and contractors are eligible to receive awards of stock options. In the following description, the 1992 Stock Plan and 2003 Option Plan will be referred to together as the “Prior Incentive Plans” and each may be referred to individually as a “Prior Incentive Plan.”

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

During 2009, under the Prior Incentive Plans and the Special Plan, we granted to our directors and executive officers a total of 57,892 options to purchase Common Shares at an exercise price of $1.50 per Common Share, which options have a term of six years.

During 2010, under the Prior Incentive Plans and the Special Plan, we granted to our directors and executive officers a total of 210,000 options to purchase Common Shares at an exercise price of $1.60 per Common Share, as applicable, which options have a term of six years.

As of December 31, 2012, options to purchase 2,386,852 Common Shares, 1,475,346 of which were held by officers and directors, were outstanding under the Prior Incentive Plans and the Special Plan. As of that date, there were 6,471 shares of restricted stock that the Company had granted to employees and other eligible grantees (none of which were held by current or former officers and directors), and all of which had vested (prior to 1998) under the restricted stock awards.

New Incentive Stock Option Plan

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

During 2012 we granted to the Company’s directors and officers options to purchase 60,000 Common Shares, at an exercise price of $3.84 per Common Share, which options have a term of six years.

As of December 31, 2012, options to purchase 1,861,957 Common Shares, 360,000 of which were held by our directors and officers, were outstanding under the 2011 Plan. As of December 31, 2012, 1,410,270 shares were available for future grant under the 2011 Plan.

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

Compensation Committee

The Compensation Committee of our Board of Directors is comprised of two directors, nominated by the Board of Directors: Naamit Salomon and Guy Bernstein. The Compensation Committee is responsible for the review and approve the grants of options to our employees and other compensation matters as requested by the Board from time to time.

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

As of December 31, 2012, we had a total of 791 employees, a 15% increase from the end of 2011.

The following table sets forth the number of employees in (1) research and development, (2) consulting, delivery and technical support and (3) SG&A at the end of each of the past three years, as well as their geographic area of employment:

	Total Employees	Research & Development	Consulting, Delivery & Technical Support	SG&A
2012	791	168	525	98
2011	688	128	469	91
2010	361	80	230	51

Geographic Area	Total Number of Employees, in All Categories of Activities
	2010	2011	2012
Israel	254	464	540
UK and Europe	41	126	150
North America	45	71	75
Asia Pacific	23	37	26

Total Employees	361	688	791

E.	Share Ownership

The number of our Common Shares beneficially owned by each of our directors and executive officers individually, and by our directors and executive officers as a group, as of March 10, 2013, is as follows:

	Shares Beneficially Owned
	Number		Percent (1)

Roni Al Dor	1,299,781	(2)	3.1%

All directors and executive officers as a group (7 persons, including Roni Al Dor)(3) (4)	1,523,572		3.6%

(1)	Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The percentages shown are based on 38,679,505 Common Shares outstanding as of March 10, 2013 plus such number of Common Shares as the indicated person or group had the right to receive upon exercise of options which are exercisable within 60 days of March 10, 2013.

(2)	Includes options to purchase 189,504 Common Shares under the Prior Incentive Plans at an exercise price of $1.50 per share expiring no later than September 2015, and options to purchase 935,277 Common Shares under the Special Plan at an exercise price of $1.50 per share expiring no later than September 2015 and options to purchase 75,000 Common Shares under the Incentive Plans at an exercise price of $1.60 per share expiring no later than March 2016, which are vested or will become vested within 60 days of March 10, 2013. In additional Mr. Al Dor has options to purchase 225,000 Common Shares with exercise prices between $1.60 and $3.00 per share which are not vested or becoming vested within 60 days of March 10, 2013). See Item 6 - “Directors, Senior Management and Employees - Compensation of Directors and Officers.

(3)	Each of our directors and executive officers who is not separately identified in the above table beneficially owns less than 1% of our outstanding Common Shares (including options held by each such party and which are vested or will become vested within 60 days of March 10, 2013) and has therefore not been separately identified.

(4)	Includes options to purchase 1,523,572 Common Shares at exercise prices ranging from $1.50 to $2.24 per share, which are vested or will become vested within 60 days of March 10, 2013, and none of such options expires before 2015.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders.

The following table sets forth, as of March 10, 2013, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person known by the Company to own beneficially more than 5% of the outstanding Common Shares, based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

We determine beneficial ownership of shares under the rules of Form 20-F promulgated by the SEC and include any Common Shares over which a person possesses sole or shared voting or investment power, or the right to receive the economic benefit of ownership, or for which a person has the right to acquire any such beneficial ownership at any time within 60 days.

	Shares Beneficially Owned
Name and Address	Number	Percent (1)
Formula Systems (1985) Ltd. (2) 5 HaPlada Street Or Yehuda 60218, Israel	21,900,035	56.6%
KCPS Technology Investments (2006) Ltd. (3) One Azrieli Center, Round Tower, 30th Floor Tel Aviv 67021, Israel	3,759,806	9.7%

Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(1)	The percentages shown are based on 38,679,505 Common Shares outstanding as of March 10, 2013.

(2)	Based on Amendment No. 21 to the Schedule 13D filed by Formula on December 3, 2012. As of March 10, 2013, Asseco beneficially owns 50.2% of the outstanding share capital of Formula. As such, Asseco is deemed to be the beneficial owner of the aggregate 21,900,035 Common Shares held directly by Formula. The address of Asseco is Olchowa 14 35-322 Rzeszow, Poland.

(3)	Based on Amendment No. 2 to the Schedule 13G filed by KCPS Technology Investments (2006) Ltd. (“KCPS Technology”), KCS Private Equity Partners I L.P, KCPS Private Equity Partners I (Cayman), L.P, KCS Private Equity Partners 1 L.P, KCS Private Equity Partners MP L.P, KCS Partners, LP and KCPS PE Investment Management (2006) Ltd. (“KCPS PE”) on January 14, 2013 with respect to holdings as of December 31, 2012. KCPS PE is the general partner of KCS Partners, LP, which in turn is the general partner of each of KCS Private Equity Partners I L.P, KCPS Private Equity Partners I (Cayman), L.P, KCS Private Equity Partners 1 L.P and KCS Private Equity Partners MP L.P (the “Shareholders”), which are significant shareholders of KCPS Technology. By reason of KCPS PE's control over KCS Partner LP, by KCS Partner LP's control of each of the Shareholders and by the Shareholders' control of KCPS Technology Investments (2006) Ltd., each of KCPS PE, KCS Partner LP and the Shareholders may be deemed to beneficially own, and share the power to vote and dispose of, the Common Shares beneficially owned by KCPS Technology.

Significant changes in holdings of major shareholders

From time to time, Formula has increased its beneficial shareholding in our Company through market purchases of additional Common Shares. From January 2010 through July 10, 2011, Formula increased its holding of our Common Shares by approximately 1,198,431 additional Common Shares through purchases on the public market and in private transactions. See the Schedule 13D/As filed by Formula with the SEC on July 26, 2010, June 14, 2011 and July 13, 2011 with respect to such purchases.

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

On August 16, 2012, Formula purchased 1,000,000 Common Shares from Kardan in a private transaction. See the Schedule 13D/A filed by Formula with the SEC on August 21, 2012 with respect to such purchase.

Between September 28, 2012 and November 28, 2012, Kardan sold an aggregate of 2,065,733 Common Shares. Of such Common Shares, 2,000,000 were repurchased by the Company from Kardan on November 28, 2012. See the Schedule 13D/A filed by Kardan with the SEC or November 29, 2012 with respect to such sale.

Voting rights of major shareholders

The major shareholders disclosed above do not have different voting rights than other shareholders with respect to the Common Shares that they hold.

Holders of Record

As February 25, 2013 there were 100 holders of record of the Company’s Common Shares, including 53 holders of record with addresses in the United States who hold a total of 30,367,619 (out of which 30,312,562 Common Shares are held of record by CEDE & Co), representing approximately 74% of our issued and outstanding Common Shares.  The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, because many of these Common Shares were held of record by nominees (including CEDE & Co., as nominee for a large number of banks, brokers, institutions and underlying beneficial holders of our Common Shares).

Control of the Company

Based on Formula’s beneficial holding of over 50% of the outstanding Common Shares of the Company, and based on Asseco's beneficial holding of 50.2% of the outstanding share capital of Formula, both Formula and Asseco may be considered to control the Company. We are unaware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B.	Related Party Transactions.

The description of the Share Purchase Agreement and Registration Rights Agreement set forth in Item 10.C “Material Contracts” are incorporated herein by reference.

On November 28, 2012, the Company and Kardan Technologies Ltd. entered into a Share Purchase Agreement pursuant to which Kardan Technologies Ltd. sold to Sapiens 2,000,000 Common Shares for a purchase price of $3.50 per Common Share, or an aggregate purchase price of $7,000,000.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

Financial Statements

See the Consolidated Financial Statements and related notes in Item 18.

Export Sales

In 2012, 77% of our revenues originated from customers located outside of Israel. For information on our revenues breakdown by geographic market for the past three years, see Item 4, “Information on the Company – Business Overview - Geographical Distribution of Revenues.”

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

Dividend Policy

Upon review of our consolidated results of operations, financial condition, cash requirements, future prospects and other factors, on January 15, 2013, our Board of Directors determined, subject to shareholder approval, to declare and pay a one-time cash dividend of $0.15 per Common Share (or $5.8 million in the aggregate). Our Board of Directors has not yet made a determination as to whether the Company would pay additional dividends in the future. For more information about distribution of dividends and various tax implications, see Item 10, “Additional Information - Memorandum and Articles of Association;” Item 10, “Additional Information – Exchange Controls,” and Item 10, “Additional Information – Taxation.”

B.	Significant Changes

None

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details.

The Company’s Common Shares are quoted on the NASDAQ Capital Market and on the TASE under the symbol “SPNS”.

NASDAQ:

The table below sets forth the high and low market prices (in US dollars) for our Common Shares on the NASDAQ Capital Market on an annual basis for the years 2008 through 2012, and on the NASDAQ Capital Market on a quarterly basis for 2010, 2011, 2012, and the first two months of 2013.

	HIGH	LOW

2008 (Annual)	2.40	0.82
2009 (Annual)	2.00	0.76
2010 (Annual )	3.20	1.33
2011 (Annual)	4.74	2.31
2012 (Annual)	4.33	3.03
2013 (through February 28, 2013)	5.62	3.93

2010
First Quarter	$2.20	$1.33
Second Quarter	3.20	1.91
Third Quarter	3.14	1.68
Fourth Quarter	2.90	2.21
2011
First Quarter	4.74	2.31
Second Quarter	4.07	2.96
Third Quarter	4.37	2.67
Fourth Quarter	4.20	2.72
2012
First Quarter	4.33	3.03
Second Quarter	4.48	3.25
Third Quarter	4.07	3.40
Fourth Quarter	4.17	3.16

The table below sets forth the high and low market prices for our Common Shares on the NASDAQ Capital Market on a monthly basis during the most recent six-month period.

	HIGH	LOW

September 2012	3.95	3.50
October 2012	3.80	3.20
November 2012	3.76	3.16
December 2012	4.17	3.63
January 2013	5.62	3.93
February 2013	5.07	4.62

The closing price of our Common Shares on the NASDAQ Capital Market on February 28, 2013, being the last practicable date prior to publication of this annual report, was $4.83.

TASE:

Our Common Shares began trading on the TASE effective March 6, 2003. Under current Israeli law, the Company will satisfy its reporting obligations in Israel by furnishing to the applicable Israeli regulators those reports which the Company is required to file or submit in the United States. The table below sets forth the high and low market prices, in US dollars, for our Common Shares on the TASE on an annual basis for the years 2008 through 2012 and on a quarterly basis for the years 2011 and 2012, and the first two months of 2013. The conversion from NIS into US dollars for the following two tables is based on the average monthly representative rate of exchange published by the Bank of Israel then in effect for the month in which such high or low price per share was recorded.

	HIGH	LOW

2008 (Annual)	2.31	0.88
2009 (Annual)	2.06	0.92
2010 (Annual)	3.30	1.30
2011 (Annual)	4.45	2.35
2012 (Annual)	4.17	2.98
2013(through February 28, 2013)	5.16	4.01

2011
First Quarter	4.43	2.33
Second Quarter	4.18	3.17
Third Quarter	4.27	3.09
Fourth Quarter	4.18	2.69

2012
First Quarter	4.22	3.04
Second Quarter	4.17	3.16
Third Quarter	3.96	3.49
Fourth Quarter	4.19	3.30

The table below sets forth the high and low market prices for our Common Shares on TASE during the most recent six-month period:

	HIGH	LOW

September 2012	3.79	3.63
October 2012	3.89	3.29
November 2012	3.78	3.30
December 2012	4.26	3.76
January 2013	5.10	3.96
February 2013	5.12	4.61

The closing price of our Common Shares on the TASE on February 28, 2013, being the last practicable date prior to publication of this annual report, was $4.90.

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

Upon review of our consolidated results of operations, financial condition, cash requirements, future prospects and other factors, on January 15, 2013, our Board of Directors determined, subject to shareholder approval, to declare and pay a one-time cash dividend of $0.15 per Common Share (or $5.8 million in the aggregate). Our Board of Directors has not yet made a determination as to whether the Company would pay additional dividends in the future. Any determination in the future to pay dividends will be dependent upon the Company’s financial condition, cash requirements and other factors. In addition, the ability of the Company to pay dividends is subject to the limitations of the Curaçao Civil code, which provides, among other things, that dividends, while permitted to be paid periodically during a fiscal year, are subject to being proposed by the Board of Directors of the Company and approved thereafter at the General Meeting of Shareholders. The Curaçao Civil code also provides that a distribution of dividends can only occur if, at the moment of distribution, the equity of the Company equals at least the nominal capital of the Company and, as a result of the distribution, will not fall below the nominal capital. Nominal capital is the sum of the par values of all of the issued shares of the Company’s capital stock at any moment in time.

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

4.	Changing the Rights of the Shareholders. The general meeting of shareholders decides upon any change in the Articles. A resolution to amend the Articles requires the approval of the absolute majority of all shares outstanding and entitled to vote.

5.	General Meetings. At least one general meeting of shareholders must be held each year. General meetings must be held in Curaçao. Special general meetings of shareholders may be called at any time by the Chairman of the Board or by the Board of Directors upon no less than 12 nor more than 60 days’ written notice to the Company’s shareholders. Every shareholder has the right to attend any meeting of shareholders in person or by proxy and to address the meeting. No action may be taken at any meeting of shareholders unless a quorum consisting of holders of at least one-half of the shares outstanding and entitled to vote are present at the meeting in person or by proxy.

6.	Limitations to Own Securities. The Articles contain no limits on the right to own securities.

7.	Change of Control. The Articles contain no provisions that would prevent or delay a change of control of the Company.

8.	Disclosure of Ownership. By-laws do not exist under Curaçao law. The Articles contain no provisions requiring a shareholder to disclose his or her interest at a certain time; however, holders of our shares are subject to the reporting provisions of the Securities and Exchange Commission.

C.	Material Contracts

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

In connection with the Share Purchase Agreement, we entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the IDIT Selling Shareholders and the FIS Selling Shareholders (together, the “Holders”). Pursuant to the Registration Rights Agreement, the Holders are entitled to piggyback registration rights in connection with any registration statement we file (subject to customary exceptions). The Holders also agreed to execute a lock-up agreement if requested by the representative of the underwriters in any underwritten offering.

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

General Corporate Tax Structure

Generally, in 2012, Israeli companies were subject to a corporate tax at the rate of 25% of their taxable income for such year. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or Preferred Enterprise, as further discussed below, may be considerably less. See “Law for the Encouragement of Capital Investments” in this Item 10.E below. Beginning as of 2010, Israeli companies are subject to regular corporate tax rate for their capital gains.

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

An Industrial Company is entitled to certain tax benefits, including:

▪	Deduction of the cost of the purchases of patents, or the right to use a patent or know-how used for the development or promotion of the Industrial Enterprise, over an eight year period commencing on the year in which such rights were first exercised;

▪	Straight-line deduction of expenses related to a public offering in equal amounts over a three-year period commencing on the year of offering;

▪	The right to elect, under certain conditions, to file a consolidated tax return with additional Israeli Industrial Companies controlled by it; and

▪	Accelerated depreciation rates on equipment and buildings.

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

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee. In order to qualify for these incentives, an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise is required to comply with the requirements of the Investment Law.

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

To date, one of our Israeli subsidiaries has a Benefited Enterprise.

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

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. These transitional provisions provide, among other things, that: (i) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment came into effect, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, while the 25% tax rate applied to income derived by an Approved Enterprise during the benefit period will be replaced with the regular corporate income tax rate (25% as of 2012), unless a request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011 (such request should have been made by way of an application to the Israeli Tax Authority by June 30, 2011 and may not be withdrawn); and (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an alternative benefits program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met. However, a company that has such Approved Enterprise can file a request with the Israeli Tax Authority, according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law, as amended in 2011; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011. Our Israeli subsidiaries did not file a request to apply the new benefits under the 2011 Amendment.

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

Transfer Pricing

As part of the Israeli 2003 tax reform, the Israeli Income Tax Ordinance (New Version), 1961 (the “Ordinance”) was amended to include section 85A, dealing with international transactions transfer pricing. Section 85A provides that regardless of the actual conditions of an international transaction between related parties, the transaction shall be reported and taxed, based on the arm’s length standard, i.e., based on market conditions in similar transactions between unrelated parties. On October 30, 2006, the Income Tax Regulations (Determination of Market Conditions) (the “Regulations”), which provide instructions for the implementation of section 85A, came into effect.

In accordance with the Regulations, a transaction shall be considered an international transaction if (i) one of the parties is a “foreign resident” as defined thereunder or if the income generated from such transaction, in all or in part, is taxed both in and outside of Israel; and (ii) there are special relations between the parties of the transaction. The Regulations establish acceptable methods for comparison between transactions, and methods for calculating the price range against which the transaction is measured.

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

Israeli Resident Shareholders

Israeli Resident Individuals. Beginning as of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, retroactive from January 1, 2003, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. However, if such a shareholder is considered a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing with securities in Israel are taxed at their marginal tax rates applicable to business income (up to 48% in 2012).

Notwithstanding the foregoing, pursuant to the Tax Burden Law, the capital gain tax rate applicable to individuals was raised from 20% to 25% from 2012 and onwards (or from 25% to 30% if the selling individual shareholder is a Substantial Shareholder at any time during the 12-month period preceding the sale and/or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). With respect to assets (not shares that are listed on a stock exchange) purchased on or after January 1, 2003, the portion of the gain generated from the date of acquisition until December 31, 2011 will be subject to the previous capital gains tax rates (20% or 25%) and the portion of the gain generated from January 1, 2012 until the date of sale will be subject to the new tax rates (25% or 30%).

Israeli Resident Corporations. Under present Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, the corporate tax rate from 2012 and onwards is 25%.

Non-Israeli Residents Shareholders

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain derived by a company is generally subject to tax at the corporate tax rate (25% as of 2012) or, if derived by an individual, at the rate of 25% (for assets other than shares that are listed on stock exchange – 20% for the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on stock exchange – 25% with respect to the portion of the gain generated up to December 31, 2011), if generated from an asset purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2012).

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

Taxes Applicable to Dividends

Israeli Resident Shareholders

Israeli Resident Individuals. Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our common shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Benefited/ Preferred income).

Israeli Resident Corporations. Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on our common shares. However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise or Benefited Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period.

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli withholding tax on the receipt of dividends paid for publicly traded shares, like our common shares, at the rate of 25% so long as the shares are registered with a Nominee Company) or 15% if the dividend is distributed from income attributed to our Approved Enterprises or Benefited Enterprise, unless a reduced rate is provided under an applicable tax treaty. For example, under the U.S-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our common shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved or Benefited Enterprises, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise are subject to a withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, a Benefitted Enterprise or a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

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

Taxation of Investments

The following discussion is a summary of certain anticipated tax consequences of an investment in the Common Shares under Curaçao tax laws, US federal income tax laws and Israeli laws. The discussion does not deal with all possible tax consequences relating to an investment in the Common Shares. In particular, the discussion does not address the tax consequences under state, local and other (e.g., non-US, non-Curaçao, non-Israel) tax laws. Accordingly, each prospective investor should consult its tax advisor regarding the tax consequences of an investment in the Common Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change.

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

Dividends that are received in taxable years beginning before January 1, 2014 by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains, provided those dividends meet the requirements of “qualified dividend income.” Effective January 1, 2013, the American Taxpayer Relief Act raises the maximum long-term capital gains rate of 15% to 20% for individuals with annual taxable income over $400,000. In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8 percent tax on net investment income to the extent certain threshold amounts of income are exceeded. See “New Tax on Investment Income” in this Item below. For this purpose, qualified dividend income generally includes dividends paid by a foreign corporation if certain holding period and other requirements are met and either (a) the stock of the foreign corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Capital Market) or (b) the foreign corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Netherlands Antilles income tax treaty is not a comprehensive income tax treaty for this purpose. Dividends that fail to meet such requirements and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (i) if the U.S. holder held the Common Share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such Common Share (or substantially identical securities); or (ii) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the Common Share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code), or “PFIC”, for any taxable year, dividends paid on our Common Shares in such year or in the following taxable year would not be qualified dividends. See the discussion below regarding our PFIC status under “Tax Consequences if We Are a Passive Foreign Investment Company.” In addition, a non-corporate U.S. holder will be able to take qualified dividend income into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend income will be taxed at ordinary income rates.

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

Taxation of the Disposition of Common Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our Common Shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in our Common Shares. The gain or loss recognized on the disposition of the Common Shares will be long-term capital gain or loss if the U.S. holder held the Common Shares for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders. Effective January 1, 2013, the American Taxpayer Relief Act raises the maximum long-term capital gains rate of 15% to 20% for individuals with annual taxable income over $400,000. In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8 percent tax on net investment income to the extent certain threshold amounts of income are exceeded. See “New Tax on Investment Income” in this Item below. Capital gain from the sale, exchange or other disposition of Common Shares held for one year or less is short-term capital gain and taxed as ordinary income. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of our Common Shares generally will be treated as U.S. source income or loss. The deductibility of capital losses is subject to certain limitations.

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

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2012.

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

As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a “qualified electing fund” (a “QEF”), in which case the U.S. holder would be taxed, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. We have agreed to supply U.S. holders with the information needed to report income and gain under a QEF election if we were a PFIC. Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. A U.S. holder’s basis in its Common Shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. holder’s QEF election is in effect with respect to the entire holding period for its Common Shares, any gain or loss realized by such holder on the disposition of its Common Shares held as a capital asset generally will be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. holder had held such Common Shares for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders. Effective January 1, 2013, the American Taxpayer Relief Act raises the maximum long-term capital gains rate of 15% to 20% for individuals with annual taxable income over $400,000. The QEF election is made on a shareholder-by-shareholder basis, applies to all Common Shares held or subsequently acquired by an electing U.S. holder and can be revoked only with the consent of the IRS.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2012. We currently expect that we will not be a PFIC in 2013. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our Common Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our Common Shares in the event that we qualify as a PFIC.

New Tax on Investment Income

For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from the tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income generally will include its dividends on our ordinary shares and net gains from dispositions of our ordinary shares, unless those dividends or gains are derived in the ordinary course of the conduct of trade or business (other than trade or business that consists of certain passive or trading activities). Net investment income, however, may be reduced by deductions properly allocable to that income. A U.S. holder that is an individual, estate or trust is urged to consult its tax adviser regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the Common Shares.

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

Information Reporting and Backup Withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of up to 28% (through 2013) with respect to dividend payments on, or receipt of the proceeds from the disposition of, our Common Shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a U.S. holder provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Non-U.S. holders are not subject to information reporting or backup withholding with respect to dividend payments on, or receipt of the proceeds from the disposition of, our Common Shares in the U.S., or by a U.S. payor or U.S. middleman, provided that such non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a holder, or alternatively, the holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the IRS.

New Information Reporting by Certain U.S. Holders

Under recently enacted legislation, U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of $50,000 (as determined under rules in new temporary Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets”. Under proposed Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult his tax adviser regarding his reporting obligation.

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

Because exchange rates between the NIS, GBP, Euro and the Japanese Yen against the US dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reflected as financial expenses in our consolidated financial statements. A hypothetical 10% movement in foreign currency rates (primarily the NIS, GBP, Euro and Japanese Yen) against the US dollar, with all other variables held constant on the expected sales, would have resulted in a decrease or increase in 2012 sales revenues of approximately $8 million.

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

B.           Management's Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our President and Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

C.           Attestation Report of the Registered Public Accounting Firm.

Not applicable.

D.           Changes in Internal Control Over Financial Reporting. Based on the evaluation conducted by our President and Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2012 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Fees Paid to Independent Auditors

Fees billed or expected to be billed by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global and other members of Ernst & Young Global for professional services for each of the last two fiscal years were as follows:

	Year ended December 31,
	2011	2012
	(in thousands)
Audit Fees (1)	$212	$264
Tax Fees (2)	$81	$160

Total	$293	$424

(1)	Audit Fees consist of fees billed for the annual audit and the quarterly reviews of the Company’s consolidated financial statements and consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent auditors can reasonably provide.

(2)	Tax Fees are for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and global mobility of employees.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

	(a) Total Number of Common Shares Purchased		(b) Average Price Paid per Common Share		(c) Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Common Shares that May Yet Be Purchased Under the Plans or Programs
November 2012	2,000,000	(1)	$3.50	(1)	-	-

(1)	On November 28, 2012, the Board of Directors of the Company approved the purchase by the Company of 2,000,000 Common Shares of the Company from a shareholder at a purchase price of $3.50 per Common Share.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

We are exempt from a number of the requirements under the Nasdaq Listing Rules based on our status as a "controlled company." See Item 6.C above “Board Practices— NASDAQ Exemptions for a Controlled Company.”

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

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

PART III

Item 17.	Financial Statements.

We have elected to provide financial statements and related information pursuant to Item 18.

Item 18.	Financial Statements.

The Consolidated Financial Statements and related notes required by this Item are contained on pages F-1 through F-40 hereof.

INDEX TO 2012 CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 – F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Changes in Shareholders’ Equity	F-6 – F-8
Consolidated Statements of Cash Flow	F-9 – F-10
Notes to the Consolidated Financial Statements	F-11 – F-40

Item 19.         Exhibits

The exhibits filed with or incorporated into this annual report are listed immediately below.

1.1	Articles of Association of Sapiens International Corporation N.V., as amended on March 17, 2005 – incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 29, 2005.

1.2	Amendment to Articles of Association of Sapiens International Corporation, N.V.

4(a)1	Sapiens International Corporation N.V. 1992 Stock Option and Incentive Plan, as amended and restated – incorporated by reference to Exhibit 28.1 to the Company’s Registration Statement on Form S-8 (No. 33-64208), filed with the SEC on June 9, 1993, and to the Company's Registration Statement on Form S-8 (No. 333-10622), filed with the SEC on July 22, 1999.

4(a)2	Sapiens International Corporation N.V. 2003 Share Option Plan - incorporated by reference to Exhibit 4(c)2 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 28, 2007.

4(a)3	Sapiens International Corporation N.V. 2005 Special Incentive Share Option Plan - incorporated by reference to Exhibit 4(c)3 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 28, 2007.

4(a)4	Sapiens International Corporation N.V. 2011 Share Incentive Plan - incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (No. 333-177834), filed with the SEC on November 9, 2011.

4(b)	Share Purchase Agreement, dated as of July 21, 2011, by and among Sapiens, Sapiens Technologies (1982) Ltd., IDIT I.D.I. Technologies Ltd., the shareholders of IDIT I.D.I. Technologies Ltd., Amit Ben-Yehuda, as the IDIT Shareholder Representative, FIS Software Ltd., the shareholders of FIS Software Ltd. and Dan Goldstein, as the FIS Shareholder Representative - incorporated by reference to Exhibit 4(b) to the Company’s Annual Report on Form 20-F, filed with the SEC on April 4, 2012.

8.1	List of Subsidiaries

10.1	Consent of Kost Forer Gabbay & Kasierer, Independent Registered Public Accounting Firm.

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act.

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SAPIENS INTERNATIONAL CORPORATION N.V.

By:	/s/ Roni Al Dor
Roni Al Dor
President & Chief Executive Officer

Date: March 11, 2013

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F - 2

Consolidated Balance Sheets	F - 3 - F - 4

Consolidated Statements of Income	F – 5

Consolidated Statements of Comprehensive Income	F – 6

Consolidated Statements of Changes in Equity	F – 7

Consolidated Statements of Cash Flows	F - 8 - F – 9

Notes to the Consolidated Financial Statements	F - 10 - F – 40

- - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SAPIENS INTERNATIONAL CORPORATION N.V.

We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. ("the Company") and its subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of income, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 11 , 2013	A Member of Ernst & Young Global

F - 2

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2011	2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$21,460	$29,050
Restricted cash	456	536
Trade receivables (net of allowance for doubtful accounts of $ 226 and $ 165 at December 31, 2011 and 2012, respectively)	14,484	16,299
Other receivables and prepaid expenses	1,823	1,785
Deferred tax assets	1,406	2,750

Total current assets	39,629	50,420

LONG-TERM ASSETS:
Other long-term assets	3,546	2,316
Severance pay fund	10,172	10,306
Capitalized software development costs, net	17,399	17,494
Other intangible assets, net	14,193	11,718
Goodwill	66,715	68,087
Property and equipment, net	1,814	2,243

Total long-term assets	113,839	112,164

Total assets	$153,468	$162,584

The accompanying notes are an integral part of the consolidated financial statements.

F - 3

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share data)

	December 31,
	2011	2012

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$2,559	$4,382
Employees and payroll accruals	8,957	12,496
Accrued expenses and other liabilities	10,774	7,518
Deferred revenues and customer advances	9,603	7,301

Total current liabilities	31,893	31,697

LONG-TERM LIABILITIES:
Other long-term liabilities	617	803
Accrued severance pay	10,711	11,645

Total long-term liabilities	11,328	12,448

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Sapiens International Corporation N.V. Shareholders' equity:
Share capital:
Preferred shares of € 0.01 par value:
Authorized - 1,000,000 shares at December 31, 2011 and 2012;
Issued and outstanding: None at December 31, 2011 and 2012
Common shares of € 0.01 par value:
Authorized: 54,000,000 shares at December 31, 2011 and 2012;
Issued: 40,008,926 and 41,007,801 shares at December 31, 2011 and 2012, respectively;
Outstanding: 39,680,630 and 38,679,505 shares at December 31, 2011 and 2012, respectively	534	547
Additional paid-in capital	207,930	210,047
Treasury shares, at cost - 328,296 and 2,328,296 common shares at December 31, 2011 and 2012, respectively	(2,423)	(9,423)
Foreign currency translation adjustments	(6,277)	(4,870)
Accumulated deficit	(90,477)	(78,697)

Total Sapiens International Corporation N.V. shareholders' equity	109,287	117,604
Non-controlling interests	960	835

Total equity	110,247	118,439

Total liabilities and equity	$153,468	$162,584

The accompanying notes are an integral part of the consolidated financial statements.

F - 4

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2010	2011	2012

Revenues	$52,235	$69,927	$113,909
Cost of revenues	29,921	40,067	66,459

Gross profit	22,314	29,860	47,450

Operating expenses:
Research and development, net	3,293	5,008	10,169
Selling, marketing, general and administrative	12,310	18,113	25,236
Acquisitions-related and restructuring costs	-	1,115	-

Total operating expenses	15,603	24,236	35,405

Operating income	6,711	5,624	12,045
Financial income (expenses), net	(364)	104	193

Income before taxes on income	6,347	5,728	12,238
Taxes on income (tax benefit)	177	(230)	435

Net income	6,170	5,958	11,803

Attributable to non-controlling interests	18	61	23

Net income attributable to Sapiens' shareholders	$6,152	$5,897	$11,780

Net earnings per share attributable to Sapiens' shareholders

Basic	$0.28	$0.21	$0.29

Diluted	$0.28	$0.19	$0.28

The accompanying notes are an integral part of the consolidated financial statements.

F - 5

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012

Net income	$6,170	$5,958	$11,803

Foreign currency translation adjustments	936	(5,623)	1,441

Comprehensive income	7,106	335	13,244

Comprehensive income attributable to non-controlling interests	21	58	57

Comprehensive income attributable to Sapiens' shareholders	$7,085	$277	$13,187

The accompanying notes are an integral part of the consolidated financial statements.

F - 6

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands

	Common stock		Additional paid-in	Treasury	Other Comprehensive	Accumulated	Non-controlling	Total
	Shares	Amount	capital	shares	Income	deficit	interests	equity

Balance as of January 1, 2010	21,573,006	$276	$132,545	$(2,423)	$(1,590)	$(102,526)	$133	$26,415

Stock-based compensation	-	-	412	-	-	-	-	412
Stock-based compensation with respect to Harcase acquisition	454,546	6	155	-	-	-	-	161
Employee stock options exercised	17,282	-	24	-	-	-	-	24
Foreign currency translation adjustments	-	-	-	-	933	-	3	936
Net income	-	-	-	-	-	6,152	18	6,170

Balance as of December 31, 2010	22,044,834	282	133,136	(2,423)	(657)	(96,374)	154	34,118

Stock-based compensation	-	-	336	-	-	-	-	336
Stock-based compensation with respect to Harcase acquisition	-	-	240	-	-	-	-	240
Issuance of shares and options upon the acquisition of IDIT	7,483,125	108	31,336	-	-	-	-	31,444
Issuance of shares, options and assumption of non controlling interest upon the acquisition of FIS	10,016,875	143	42,778	-	-	-	882	43,803
Issuance expenses relating to FIS and IDIT acquisition			(102)					(102)
Employee stock options exercised	135,796	1	206	-	-	-	-	207
Dividend to non-controlling interests	-	-	-	-	-	-	(134)	(134)
Foreign currency translation adjustments	-	-	-	-	(5,620)	-	(3)	(5,623)
Net income	-	-	-	-	-	5,897	61	5,958

Balance as of December 31, 2011	39,680,630	534	207,930	(2,423)	(6,277)	(90,477)	960	110,247

Stock-based compensation	-	-	690	-	-	-	-	690
Stock-based compensation with respect to Harcase acquisition	-	-	241	-	-	-	-	241
Repurchase of shares	(2,000,000)	-	-	(7,000)	-	-	-	(7,000)
Employee stock options exercised	998,875	13	1,186	-	-	-	-	1,199
Dividend to non-controlling interests	-	-	-	-	-	-	(182)	(182)
Foreign currency translation adjustments	-	-	-	-	1,407	-	34	1,441
Net income	-	-	-	-	-	11,780	23	11,803

Balance as of December 31, 2012	38,679,505	$547	$210,047	$(9,423)	$(4,870)	$(78,697)	$835	$118,439

The accompanying notes are an integral part of the consolidated financial statements.

F - 7

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012
Cash flows from operating activities:

Net income	$6,170	$5,958	$11,803
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	6,649	6,748	7,393
Stock-based compensation	417	336	690
Compensation associated with acquisition of subsidiary	605	755	128

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables, net	267	(3,333)	(1,649)
Other operating assets	(477)	(480)	152
Deferred tax assets, net	(304)	222	(194)
Trade payables	195	(1,279)	1,746
Other operating liabilities	(635)	(804)	334
Deferred revenues and customer advances	(690)	(408)	(2,372)
Accrued severance pay, net	(172)	698	762

Net cash provided by operating activities	12,025	8,413	18,792

Cash flows from investing activities:

Purchase of property and equipment	(662)	(482)	(1,327)
Capitalized software development costs	(5,387)	(4,735)	(3,464)
Issuance expenses relating to FIS and IDIT acquisition	-	(102)	-
Earn-out payment with respect to Harcase acquisition	-	(952)	-
Payments for business acquisitions, net of cash acquired	(1,416)	3,741	-
Restricted cash	-	-	(68)

Net cash used in investing activities	$(7,465)	$(2,530)	$(4,859)

The accompanying notes are an integral part of the consolidated financial statements.

F - 8

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012

Cash flows from financing activities:

Proceeds from employee stock options exercised	$24	$207	$1,199
Repurchase of shares	-	-	(7,000)
Dividend to non-controlling interests	-	(134)	(182)
Payments of long-term loans	(15)	-	-

Net cash provided by (used in) financing activities	9	73	(5,983)

Effect of exchange rate changes on cash	441	(678)	(360)

Increase in cash and cash equivalents	5,010	5,278	7,590
Cash and cash equivalents at beginning of year	11,172	16,182	21,460

Cash and cash equivalents at end of year	$16,182	$21,460	$29,050

(a) Supplemental cash flow activities:

Cash paid during the year for:
Interest	$115	$16	$2

Income taxes	$494	$162	$1,752

The accompanying notes are an integral part of the consolidated financial statements.

F - 9

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

The Company's target markets are primarily North America, Israel, United Kingdom, Europe, and Asia Pacific.

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

F - 10

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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed based on management's assessment with the assistance of a third party valuation:

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

F - 11

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

F - 12

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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed based on management's assessment with the assistance of a third party valuation:

Cash and cash equivalents	$2,143
Restricted cash	216
Trade receivables	1,194
Other receivables and prepaid expenses	302
Other long term assets	90
Property and equipment	482
Severance pay fund	1,800
Other intangible assets	7,918
Goodwill	25,355

Total assets acquired	39,500

Trade payables	(807)
Employees and payroll accruals	(2,328)
Accrued expenses and other liabilities	(1,012)
Deferred revenues	(1,769)
Accrued severance pay	(2,140)

Total liabilities assumed	(8,056)

Total purchase price	$31,444

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

F - 13

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

On April 27, 2010, the Company completed the acquisition of Harcase Software Ltd. ("Harcase"). The total fair value of the purchase consideration for the acquisition was $3,092, which includes cash paid for common stock and estimated fair value of earn-out payment. In connection with this acquisition, the Company recorded intangibles and goodwill in the amounts of $ 1,732 and $ 981, respectively. In 2011 and 2012, the Company paid $ 953 and $ 0 with respect to earn out.

As part of the acquisition, the Company was obligated to pay additional consideration to the selling shareholders in consideration for their continued employment of two to three years, as defined in the agreement pursuant to which the Company acquired Harcase ("the Additional Consideration"). The Additional Consideration includes the following: (1) $ 750 in cash to be held in escrow until released upon certain conditions, as described in the agreement, (2) issuance of 454,546 Common shares of the Company to be held in escrow, as described in the agreement, (3) put options on the Company's shares described in (2) above for a price of $ 1.54 per share, exercisable during a period of six months from the date the shares are released from escrow. The cash portion of the Additional Consideration was recognized over the employment period of the respective shareholders. The shares and the respective put options were accounted for in accordance with ASC 718 as an award with a liability and equity component. The compensation was measured based on the combined value of the shares and the respective put options in accordance with ASC 718. The total compensation costs related to the shares and the put options at the grant date was $ 1,302, recognized over the employment period of the respective former shareholders of Harcase. During 2012, $ 387 out of the cash held in escrow was released to the selling shareholders, and the remaining amount of $ 363 was pulled back and returned to the Company. The put options on the Company's shares were forfeited and the shares held in escrow were released to the selling shareholders.

F - 14

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

For the period from April 27, 2010 (the acquisition date) until December 31, 2010 and for the year ended December 31, 2011 and 2012, the Company recorded an amount of $ 605, $755 and $128 respectively of compensation expense in respect of the above Additional Consideration

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

F - 15

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

The Company maintains certain cash amounts restricted as to withdrawal or use. On December 31, 2012, the Company maintained a balance of $ 536 that represents security deposits with respect to leases, restricted due to the lease agreement and security deposits for credit lines from banks.

F - 16

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

F - 17

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Impairment of long-lived assets:

The Company's long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360 "Property, Plant, and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2010, 2011 and 2012, no impairment losses have been identified.

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

The Company early adopted the provisions of ASU 2011-08 for the Company's annual impairment test on the fourth quarter of 2011. This analysis determined that no indicators of impairment existed primarily because (1) the Company's market capitalization has consistently exceeded the Company's book value by a sufficient margin, (2) the Company's overall financial performance has been stable since the acquisition, and (3) forecasts of operating income and cash flows generated by the Company's reporting units appear sufficient to support the book values of the net assets of each reporting unit.

F - 18

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company performed annual impairment tests during the fourth quarter of each of 2010, 2011 and 2012 and did not identify any impairment losses.

k.	Revenue recognition:

The Company generates revenues from sales of software licenses which normally include significant implementation services that are considered essential to the functionality of the software license. In addition, the Company generates revenues from post implementation consulting services and maintenance services.

Revenues are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. The Company considers all arrangements with payment terms extending beyond six months from the delivery of the elements not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

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

In accordance with ASC 985-605, the Company establishes Vendor Specific Objective Evidence ("VSOE") of fair value of maintenance services (PCS) based on the Bell-Shaped approach and determined VSOE for PCS, based on the price charged when the element is sold separately (that is, the actual renewal rate). The Company's process for establishing VSOE of fair value of PCS is through performance of VSOE compliance test which is an analysis of the entire population of PCS renewal activity for its installed base of customers.

F - 19

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

Deferred revenues and customer advances include unearned amounts received under maintenance and support agreements and amounts received from customers, for which revenues have not yet been recognized.

In addition, the Company derives a significant portion of its revenues from post implementation consulting services provided on a "Time and Materials" ("T&M") basis which are recognized as services are performed.

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

F - 20

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's trade receivables are generally derived from sales to large and solid organizations located mainly in North America, Israel, United Kingdom, Rest of Europe and Asia Pacific. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. In certain circumstances, the Company may require prepayment. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. Provisions for doubtful accounts were recorded in general and administrative expenses.

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

The deposited funds include profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or employment agreements. The value of the deposited funds is based on the cash surrendered value of these policies and recorded as an asset in the Company's consolidated balance sheet

In addition, the Company signed on a collective agreement with certain employees, according to which the Company's contributions for severance pay shall be instead of severance compensation and that upon release of the policy to the employee, no additional payments shall be made by the Company to the employee. Generally, the Company, under its sole discretion, pays to these employees the entire liability, irrespective of the collective agreement described per above. Therefore, the net obligation related to those employees is stated on the balance sheet as accrued severance pay.

F - 21

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

Severance expense for the years 2010, 2011 and 2012 amounted to $ 790, $ 1,514 and $ 2,217, respectively.

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

The Company uses the Binomial Lattice ("Binomial model") option-pricing model to estimate the fair value for any options granted. The Binomial model takes into account variables such as volatility, dividend yield rate, and risk free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the straight-line basis over the requisite service period of the award, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

F - 22

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of each option granted in 2010, 2011 and 2012 using the Binomial model, is estimated on the date of grant with the following assumptions:

	Year ended December 31,
	2010	2011	2012

Contractual life	6 years	6 years	6 years
Expected exercise factor (weighted average)	2.5	2.5	2.8
Dividend yield	0%	0%	0%
Expected volatility (weighted average)	66%	70%	60%
Risk-free interest rate	2.3%-2.8%	0.1%-1.2%	0.2%-1.0%

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

F - 23

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

As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 -	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 -	Unobservable inputs for the asset or liability.

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

In 2010, 2011 and 2012, the Company entered into option strategies contracts in the notional amounts of $ 1,409, $ 1,979 and $ 10,408, respectively that converted a portion of its floating currency liabilities to a fixed rate basis for a twelve-month period, thus reducing the impact of the currency changes on the Company's cash flow. In addition, in 2011 and 2012 the Company entered into forward contracts in the notional amounts of $5,750 and $ 1,734, respectively, that converted a portion of its floating currency liabilities to a fixed rate basis for a twelve-month period, thus reducing the impact of the currency changes on the Company's cash flow.

As of December 31, 2011 and 2012, the Company had outstanding options and forward contracts, in the notional amount of $3,900 and $7,520, respectively.

F - 24

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In 2010, 2011 and 2012, the Company recorded a loss of $ 67 and income of $ 27 and $ 97, respectively, with respect to the above transactions, presented in the statements of income as financial income or expense, net.

s.	Treasury shares:

In prior years and in 2012 the Company repurchased certain of its common shares and holds such shares as treasury shares. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

t.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC No. 220, "Comprehensive Income". Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders.

u.	Impact of recently issued accounting standards:

In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income." Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income ("AOCI") by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 is effective for the Company as of January 1, 2013. Since this standard only impacts presentation and disclosure requirements, its adoption will not have a material impact on the Company's consolidated results of operations or financial condition.

NOTE 3:	OTHER LONG TERM ASSETS

	December 31,
	2011	2012

Deferred tax assets	$1,782	$608
Government authorities	883	1,208
Other	881	500

	$3,546	$2,316

F - 25

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 4:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2011	2012

Cost:
Computers and peripheral equipment	$17,330	$8,600
Office furniture and equipment	3,842	2,909
Motor vehicles	176	86
Leasehold improvements	1,275	1,581

	22,623	13,176
Accumulated depreciation:
Computers and peripheral equipment	16,466	7,279
Office furniture and equipment	3,038	2,261
Motor vehicles	140	86
Leasehold improvements	1,165	1,307

	20,809	10,933

Depreciated cost	$1,814	$2,243

Depreciation expense totaled $ 593, $ 755 and $ 903 for the years 2010, 2011 and 2012, respectively. As for pledges, see Note 9. In 2012 the Company disposed fully depreciated assets in the amount of $ 11,462.

NOTE 5:	CAPITALIZED SOFTWARE DEVELOPMENT COSTS

The changes in capitalized software development costs during the year ended December 31, 2011 and 2012 were as follows:

	Year ended December 31,
	2011	2012

Balance at the beginning of the year	$13,822	$17,399

Acquisition of core technology which considered as software development	4,659	-
Capitalization	4,735	3,464
Amortization	(4,544)	(3,758)
Functional currency translation adjustments	(1,273)	389

Balance at the year end	$17,399	$17,494

Amortization of capitalized software development costs for 2010, 2011 and 2012, was $ 5,869, $ 4,544 and $ 3,758, respectively. Amortization expense is included in cost of revenues.

F - 26

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 6:	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net, are comprised of the following:

	December 31,
	2011	2012

Original amounts:

Customer relationship	$9,130	$9,335
Technology	5,705	5,842
Long-term contracts	921	942

	15,756	16,119

Accumulated amortization:

Customer relationship	763	2,058
Technology	513	1,401
Long-term contracts	287	942

	1,563	4,401

Other intangible assets, net	$14,193	$11,718

b.	Amortization of other intangible assets was $ 187, $ 1,449 and $ 2,732 for 2010, 2011 and 2012, respectively.

c.	Estimated amortization expense for future periods:

For the year ended December 31,

2013	$2,071
2014	2,133
2015	2,005
2016	1,644
2017	1,521
2018 and thereafter	2,343

$11,718

F - 27

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:-	GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2011 and 2012 are as follows:

	Year ended December 31,
	2011	2012

Balance at the beginning of the year	$9,604	$66,715

Acquisitions	60,878	-
Functional currency translation adjustments	(3,767)	1,372

Balance at the year end	$66,715	$68,087

NOTE 8:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2011	2012

Government authorities	$2,543	$1,668
Accrued royalties to the OCS (Note 9a)	1,591	596
Accrued contract costs	1,541	563
Accrued expenses	5,099	4,691

	$10,774	$7,518

NOTE 9:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Sapiens Technologies (1982) Ltd. ("Sapiens Technologies"), a subsidiary incorporated in Israel, was partially financed under programs sponsored by the Office of Chief Scientist ("OCS") for the support of certain research and development activities conducted in Israel.

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

Royalties' expenses amounted to $ 614, $ 510 and $574 in 2010, 2011 and 2012, respectively, and are included in cost of revenues.

F - 28

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

As of December 31, 2012, the Company had a contingent liability to pay royalties of approximately $ 8,360.

b.	Lease commitments:

The Company leases office space, office equipment and various motor vehicles under operating leases.

1.	The Company's office space and office equipment are rented under several operating leases. Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, were as follows:

2013	$2,519
2014	2,391
2015	2,524
2016	2,452
2017	2,278
2018 and thereafter	1,992

$14,156

Rent expense for the years ended December 31, 2010, 2011 and 2012 was $ 1,811, $ 2,399 and $ 3,051, respectively.

2.	The Company leases its motor vehicles under cancelable operating lease agreements.

The minimum payment under these operating leases, upon cancellation of these lease agreements was $ 378 as of December 31, 2012.

c.	Legal settlement:

In 2010, a former customer of the Company filed a claim in the arbitration court in Warsaw, Poland against the Company for damages allegedly caused by the Company with respect to a license and services contract with such former customer signed a number of years ago. A settlement was reached in October 2011 under which the Company paid 1,100 Euro ($1,509) and recovered an amount of $ 1,200 from the insurance company.

d.	The Company has provided bank guarantees in the amount of $ 993 as security for the rent to be paid for its leased offices. The lease is valid for approximately three years ending in October 2015.

As of December 31, 2012, the Company has provided bank guarantees in the amount of $ 106 as security for the performance of various contracts with customers and suppliers.

F - 29

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:	TAXES ON INCOME

a.	Parent taxation:

Sapiens is governed under the laws of Curaçao. In addition, Sapiens is registered as an Israeli corporation for tax purposes only.

b.	Israeli taxation:

1.	Corporate tax rates in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 25% in 2010, 24% in 2011 and 25% in 2012 and onwards.

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

In the event of distribution of dividends from the said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise's income. The tax-exempt income attributable to the Approved Enterprise programs mentioned above can be distributed to shareholders without subjecting the Company to taxes, only upon the complete liquidation of the applicable Israeli subsidiary. Tax-exempt income generated under the Privileged Enterprise program will be subject to taxes upon dividend distribution (which includes the repurchase of the Company's shares) or liquidation. The benefit periods under the Law have not yet commenced.

The entitlement to the above benefits is conditional upon the fulfilling of the conditions stipulated by the Laws and regulations (see below). Should they fail to meet such requirements in the future, income attributable to its Approved Enterprise and Privileged Enterprise programs could be subject to the statutory Israeli corporate tax rate and they could be required to refund a portion of the tax benefits already received, with respect to such programs. As of December 31, 2012, management believes that the Company's Israeli subsidiaries are in compliance with all the conditions required by the Law.

F - 30

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

As of December 31, 2012, certain subsidiaries had tax loss carry-forwards totaling approximately $ 54,400 which can be carried forward and offset against taxable income with expiration dates ranging from 2013 and onwards. Most of these carry-forward tax losses have no expiration date.

F - 31

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

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Significant components of the Company deferred tax assets are as follows:

	December 31,
	2011	2012

Deferred tax assets:
Net operating losses carryforward	$18,161	$14,351
Research and Development assets for Israeli Tax Authorities	2,809	3,013
Other	816	1,016

Deferred tax assets before valuation allowance	21,786	18,380
Valuation allowance	(11,422)	(8,263)

Deferred tax assets	10,364	10,117

Deferred tax liabilities:
Research and Development capitalization	(3,234)	(3,705)
Acquired intangibles	(4,624)	(3,905)

Deferred tax assets, net	$2,506	$2,507

	December 31,
	2011	2012

Current deferred tax assets	$1,406	$2,750
Long-term deferred tax assets	1,782	608
Current deferred tax liabilities	(145)	(121)
Long-term deferred tax liabilities	(537)	(730)

Deferred tax assets, net	$2,506	$2,507

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

F - 32

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:	TAXES ON INCOME (Cont.)

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2010	2011	2012

Domestic (Curaçao)	$(13)	$(236)	$(745)
Foreign	6,360	5,964	12,983

	$6,347	$5,728	$12,238

g.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income for an Israeli company, and the actual tax expense as reported in the statements of income is as follows:

	Year ended December 31,
	2010	2011	2012

Income before taxes on income, as reported in the statements of income	$6,347	$5,728	$12,238

Statutory tax rate in Israel	25%	24%	25%

Theoretical taxes on income	$1,587	$1,375	$3,018
Increase (decrease) in taxes resulting from:
Effect of different tax rates	106	75	120
Utilization of carryforward tax losses for which valuation allowance was provided	(186)	(66)	(2,690)
Non-deductible expenses and tax exempt income	(302)	68	702
Taxes in respect of previous years	236	21	35
Recognition of deferred taxes during the year for which valuation allowance was provided in prior years	(1,471)	(2,040)	(1,206)
Losses and temporary differences for which valuation allowance was provided	172	244	421
Others	35	93	35

Taxes on income, as reported in the statements of operations	$177	$(230)	$435

F - 33

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:	TAXES ON INCOME (Cont.)

h.	Taxes on income (benefit) are comprised as follows:

	Year ended December 31,
	2010	2011	2012

Current	$427	$470	$738
Deferred	(250)	(700)	(303)

	$177	$(230)	$435

The Company's entire provision for taxes on income relates to operations in jurisdictions other than Curaçao.

i.	Uncertain tax positions:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2011	2012

Balance at the beginning of the year	$400	$1,566
Settlement with tax authorities	-	(925)
Increase in tax position due to the acquisition of FIS	925	-
Increase in tax positions	241	66
Decrease in tax positions	-	(197)

Balance at the end of the year	$1,566	$510

The entire balance of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate.

As of December 31, 2011 and 2012 accrued interest related to uncertain tax positions amounted to $ 66 and $ 184, respectively.

As of December 31, 2012, most of the Company's Israeli subsidiaries are subject to Israeli income tax audits for the tax years 2008 through 2012, to U.S. federal income tax audits for the tax years of 2009 through 2012.

F - 34

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

In 2011, in connection with the acquisition of IDIT and FIS, the Company's board of directors approved its 2011 Share Incentive Plan (the “2011 Plan”) pursuant to which the Company's employees, directors, officers, consultants, advisors, suppliers, business partner, customer and any other person or entity whose services are considered valuable are eligible to receive awards of share options, restricted shares, restricted share units and other share-based awards. Options granted under the 2011 Plan may be exercised for a period of up to 6 years from the date of grant and become exercisable in four equal, annual installments, beginning with the first anniversary of the date of the grant, or pursuant to such other schedule as may provide in the option agreement.

The total number of Common Shares available under the 2011 Plan was set at 4,000,000. Upon the approval of the 2011 Plan, the board of directors determined that no further awards would be issued under the Company's previously existing share incentive plans.

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

As of December 31, 2012 1,410,270 common shares of the Company were available for future grant under the 2011 Plan. Any option granted under the 2011 Plan which are forfeited or cancelled before expiration, will become available for future grant under the 2011 Plan.

F - 35

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:	EQUITY (Cont.)

A summary of the stock option activities in 2012 is as follows:

	Year ended December 31, 2012
	Amount of options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Outstanding at January 1, 2012	5,187,146	1.97	4.56	9,405
Granted	432,805	3.84
Exercised	(1,244,679)	1.68
Expired and forfeited	(154,463)	2.5

Outstanding at December 31, 2012	4,220,809	2.21	3.91	7,562

Exercisable at December 31, 2012	2,954,488	1.88	3.35	6,265

In 2010, 2011 and 2012, the Company granted 789,000, 2,429,844 and 432,805 stock options to employees and directors, respectively.

The weighted average grant date fair values of the options granted during the years ended December 31, 2010, 2011 and 2012 were $ 1.08, $ 2.25 and $ 1.96, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2010, 2011 and 2012 was $16, $ 253 and $ 2,668, respectively.

The options outstanding under the Company's stock option plans as of December 31, 2012 have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	Average
	outstanding	average	Weighted	Exercisable	Exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	Options
exercise price	2012	Term	price	2012	Exercisable
		(Years)	$		$

1-1.5	1,864,802	2.63	1.46	1,811,072	1.47
1.55-1.68	384,632	2.87	1.61	227,132	1.61
1.78	274,758	5.25	1.78	230,827	1.78
2-2.25	130,250	2.89	2.20	30,250	2.19
2.38-2.63	400,921	7.73	2.52	265,816	2.51
3	300,000	4.97	3	100,000	3
3.63-3.7	175,275	1.88	3.33	175,275	3.63
3.75	191,000	5	3.75	47,750	3.75
3.84	432,805	5.93	3.84	-	3.84
4.06-4.65	66,366	3.41	4.22	66,366	4.22

	4,220,809	3.91	2.21	2,954,488	1.88

F - 36

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:	EQUITY (Cont.)

c.	The total stock-based compensation expenses related to all of the Company's equity-based awards recognized for the years ended December 31, 2010, 2011 and 2012 was, $ 412, $ 336 and $ 690, respectively.

d.	As of December 31, 2012, there was $ 1,666 of total unrecognized compensation cost related to non-vested options granted under the Plan and the Special Plan, which is expected to be recognized over a period of up to four years.

e.	Warrants:

The following table summarizes information regarding outstanding warrants to purchase Common shares of the Company as of December 31, 2012:

Warrants to Common shares	Weighted average exercise price per share	Warrants exercisable	Exercisable through

1,000,000	$3.82	1,000,000	August 2014
11,000	$2.00	11,000	May 2015
17,000	$2.24	17,000	February 2015

1,028,000	$3.77	1,028,000

f.	Repurchase of shares:

On November 28, 2012, the Company repurchased from one of its shareholders 2,000,000 common shares, representing approximately 5% of the total number of issued and outstanding common shares, at a price of $ 3.50 per share, for a total consideration of $7,000. The repurchased shares are held as treasury shares.

F - 37

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2010	2011	2012

Numerator:

Net income attributed to Sapiens shareholders	$6,152	$5,897	$11,780

Denominator:

Denominator for basic earnings per share - weighted average number of common shares, net of treasury stock	21,583	28,460	39,953
Shares and related put options issued in Harcase acquisition	10	298	114
Stock options and warrants	588	2,006	1,604

Denominator for diluted net earnings per share - adjusted weighted average number of shares	22,181	30,764	41,671

The weighted average number of shares related to outstanding anti-dilutive options and warrants excluded from the calculations of diluted net earnings per share was 834,844, 1,308,212 and 1,675,521 for the years 2010, 2011 and 2012, respectively.

F - 38

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:	GEOGRAPHIC INFORMATION

a.	The Company operates in a single reportable segment as a provider of software solutions. See Note 1 for a brief description of the Company's business. The data below is presented in accordance with ASC 280, "Segment Reporting".

b.	Geographic information:

The following is a summary of operations within geographic markets.

		Year ended December 31,
		2010	2011	2012
1.	Revenues:

	North America	$8,991	$20,889	$35,519
	Israel	19,554	21,470	23,100
	United Kingdom	11,995	14,672	26,630
	Rest of Europe	615	4,870	16,140
	Asia Pacific	11,080	8,026	12,520

		$52,235	$69,927	$113,909

		December 31,
		2011	2012
2.	Long-lived assets:

	Israel	$1,038	$1,422
	North America	197	266
	Rest of the world	579	555

		$1,814	$2,243

c.	Major customer data:

Revenues from a major customer accounted for 26%, 20% and 12% of total revenues for the years ended December 31, 2010, 2011 and 2012, respectively.

F - 39

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2010	2011	2012

Total costs	$8,680	$9,743	$13,633
Less - capitalized software development costs	(5,387)	(4,735)	(3,464)

Research and development expenses, net	$3,293	$5,008	$10,169

b.	Financial income (expenses), net:

Financial income:
Interest	$87	$160	$201
Foreign currency translation	39	530	501

	126	690	702
Financial expenses:
Interest	105	189	169
Foreign currency translation	249	341	284
Bank charges and others	30	56	56
Re-measurement of earn-out payment	106	-	-

	(490)	(586)	(509)

Financial income (expenses), net	$(364)	$104	$193

NOTE 15:	SUBSEQUENT EVENT

On February 20, 2013, the Company's extraordinary general meeting of shareholders approved the distribution of cash dividend of $ 0.15 per common share for a total amount of $ 5,802 which was paid in February 22, 2013.

- - - - - - - -

F - 40