Form 20-F/A
period 2012-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2013-04-23
CIK 885740

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

Yes ☐ No ☒

 Explanatory Note

This Amendment No. 1, or the Amendment, to the Annual Report on Form 20-F for the year ended December 31, 2012, filed on March 11, 2013 with the Securities and Exchange Commission, or the Report, is being filed by Sapiens International Corporation N.V., or the Company, to amend the Report for the sole purpose of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of the Securities and Exchange Commission’s Regulation S-T.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Report, or reflect any events that have occurred after the Report was originally filed.

Item 19. Exhibits

The exhibits filed with or incorporated into this annual report are listed immediately below.

1.1	Articles of Association of Sapiens International Corporation N.V., as amended on March 17, 2005 – incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 29, 2005.

1.2	Amendment to Articles of Association of Sapiens International Corporation, N.V.#

4(a)1	Sapiens International Corporation N.V. 1992 Stock Option and Incentive Plan, as amended and restated – incorporated by reference to Exhibit 28.1 to the Company’s Registration Statement on Form S-8 (No. 33-64208), filed with the SEC on June 9, 1993, and to the Company's Registration Statement on Form S-8 (No. 333-10622), filed with the SEC on July 22, 1999.

4(a)2	Sapiens International Corporation N.V. 2003 Share Option Plan - incorporated by reference to Exhibit 4(c)2 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 28, 2007.

4(a)3	Sapiens International Corporation N.V. 2005 Special Incentive Share Option Plan - incorporated by reference to Exhibit 4(c)3 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 28, 2007.

4(a)4	Sapiens International Corporation N.V. 2011 Share Incentive Plan - incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (No. 333-177834), filed with the SEC on November 9, 2011.

4(b)	Share Purchase Agreement, dated as of July 21, 2011, by and among Sapiens, Sapiens Technologies (1982) Ltd., IDIT I.D.I. Technologies Ltd., the shareholders of IDIT I.D.I. Technologies Ltd., Amit Ben-Yehuda, as the IDIT Shareholder Representative, FIS Software Ltd., the shareholders of FIS Software Ltd. and Dan Goldstein, as the FIS Shareholder Representative - incorporated by reference to Exhibit 4(b) to the Company’s Annual Report on Form 20-F, filed with the SEC on April 4, 2012.

8.1	List of Subsidiaries#

10.1	Consent of Kost Forer Gabbay & Kasierer, Independent Registered Public Accounting Firm.#

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act. #

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act. #

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. #

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.#

101	The following financial information from Sapiens International Corporation N.V.’s Annual Report on Form 20-F for the year ended December 31, 2012 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2011 and 2012; (ii) Consolidated Statements of Income for the years ended December 31, 2010, 2011 and 2012; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2010, 2011 and 2012; (iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2010, 2011 and 2012; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text.*

# Filed by the Company on March 11, 2013 with the original filing of the Report.

* XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under those sections.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

SAPIENS INTERNATIONAL CORPORATION N.V.

By:	/s/ Roni Al Dor
Roni Al Dor
President & Chief Executive Officer

Date: April 23, 2013