Form 20-F
period 2013-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2014-04-23
CIK 885740

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Roni Giladi, Chief Financial Officer

Tel: +972-3-790-2000

Fax+972-3-790 2942

Azrieli Center

26 Harukmim St.

Holon, 5885800 Israel

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

As of December 31, 2013, the issuer had 46,014,982 Common Shares, par value € 0.01 per share, outstanding.

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

☐ Large Accelerated Filer	☒ Accelerated Filer	☐ Non-Accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

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

Yes ☐ No ☒

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

References to “Sapiens,” the “Company,” the “Registrant,” “us,” “we” and “our” refer to Sapiens International Corporation N.V., a Curaçao company, and its consolidated subsidiaries.

References to “our shares,” “Common Shares” and similar expressions refer to the Registrant’s Common Shares, par value € 0.01 per share.

References to “dollars”, “US dollars” or “$” are to United States Dollars.

References to “GBP” are to Great British Pound.

References to “NIS” are to New Israeli Shekels, the Israeli currency.

Cautionary Statement Regarding Forward-Looking Statements

Certain matters discussed in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs and assumptions as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed in Item 3 – “Key Information” under the caption “Risk Factors” and cautionary statements appearing elsewhere in this annual report in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements.

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

Item 2.          Offer Statistics and Expected Timetable

Not applicable.

Item 3.          Key Information

A.           Selected Financial Data.

The following tables summarize certain selected consolidated financial data for the periods and as of the dates indicated. We derived the statement of operations financial data for the years ended December 31, 2011, 2012 and 2013 and the balance sheet data as of December 31, 2012 and 2013 from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations financial data for the years ended December 31, 2009 and 2010 and the balance sheet data as of December 31, 2009, 2010 and 2011 are derived from our audited financial statements not included in this annual report. Our historical consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and presented in U.S. dollars. You should read the information presented below in conjunction with those statements.

The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under “Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Financial Data:	Year Ended December 31,
	(In thousands, except per share data)
	2009	2010	2011	2012	2013

Revenues	$45,695	$52,235	$69,927	$113,909	$135,377
Cost of revenues	26,571	29,921	40,067	66,459	84,971
Gross profit	19,124	22,314	29,860	47,450	50,406
Operating Expenses:
Research and development, net	2,735	3,293	5,008	10,169	11,846
Selling, marketing, general and administrative	11,048	12,310	18,113	25,236	26,677
Acquisition-related and restructuring costs	-	-	1,115	-	-
Total operating expenses	13,783	15,603	24,236	35,405	38,523
Operating income	5,341	6,711	5,624	12,045	11,883
Financial income (expenses), net	(880)	(364)	104	193	520
Income before taxes on income	4,461	6,347	5,728	12,238	12,403
Taxes on income (benefit)	260	177	(230)	435	811

Net income	4,201	6,170	5,958	11,803	11,592

Attributable to non-controlling interest	-	18	61	23	(12)

Net income attributable to Sapiens	4,201	6,152	5,897	11,780	11,604

Basic net earnings per share attributable to Sapiens' shareholders	$0.19	$0.28	$0.21	$0.29	$0.29
Diluted net earnings per share attributable to Sapiens' shareholders	$0.19	$0.28	$0.19	$0.28	$0.27
Weighted average number of shares used in computing basic net earnings per share	21,573	21,583	28,460	39,953	40,024
Weighted average number of shares used in computing diluted net earnings per share	21,574	22,181	30,764	41,671	42,316

	At December 31,
Balance Sheet Data:	2009	2010	2011	2012	2013
	(In thousands)

Cash and cash equivalents	$11,172	$16,182	$21,460	$29,050	$70,313
Working capital	925	4,868	7,736	18,723	62,835
Total assets	48,731	58,719	153,468	162,584	222,428
Accrued severance pay (1)	3,895	4,446	10,711	11,645	12,615
Other long-term liabilities	34	299	617	803	1,712
Capital stock (2) (3)	132,821	133,418	208,464	210,594	245,205
Total equity	$26,415	$34,118	$110,247	$118,439	$170,408

(1)	Accrued severance pay relates to accrued severance obligations mainly to our Israeli employees as required under Israeli labor law. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our obligation for our Israeli employees is fully provided for by monthly deposits with insurance policies and by provision in accordance with Israeli Severance Pay Law (For more details – refer to Note 2 of our consolidated financial statements included elsewhere herein.

(2)	In November 2012 we repurchased 2 million of our outstanding ordinary shares for total consideration of $7 million.

(3)	On November 19, 2013, we consummated an underwritten follow-on public offering of 5,650,000 of our Common Shares, plus an additional 847,400 Common Shares to cover over-allotments, pursuant to an underwriting agreement with Barclays Capital Inc., as representative of certain underwriters.

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

Risks Relating to Our Business, Our Industry and our Financing Activities

Our development cycles are lengthy, we may not have the resources available to complete development of new, enhanced or modified solutions and we may incur significant expenses before we generate revenues, if any, from our solutions.

Because our solutions are complex and require rigorous testing, development cycles can be lengthy, taking us up to two years to develop and introduce new, enhanced or modified solutions. Moreover, development projects can be technically challenging and expensive. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from such expenses. Furthermore, we may invest substantial resources in the development of solutions that do not achieve market acceptance or commercial success. We may also not have sufficient funds or other resources to make the required investments in product development. Even where we succeed in our sales efforts and obtain new orders from customers, the complexity involved in delivering our solutions to such customers makes it more difficult for us to consummate delivery in a timely manner and to recognize revenue and maximize profitability. Failure to deliver our solutions in a timely manner could result in order cancellations, damage our reputations and require us to indemnify our customers. Any of these risks relating to our lengthy and expensive development cycle could have a material adverse effect on our business, financial conditions and results of operations.

Our sales cycle is variable and often lengthy, depends upon many factors outside our control, and could cause us to expend significant time and resources prior to earning associated revenues.

The typical sales cycle for our solutions and services is lengthy and unpredictable, requires pre-purchase evaluation by a significant number of persons in our customers’ organizations, and often involves a significant operational decision by our customers. Our sales efforts involve educating our customers and industry analysts and consultants about the use and benefits of our solutions, including the technical capabilities of our solutions and the efficiencies achievable by organizations deploying our solutions. Customers typically undertake a significant evaluation process, which frequently involves not only our solutions, but also those of our competitors and can result in a lengthy sales cycle. Our sales cycle for new customers is typically six to eighteen months and can extend even longer in some cases. We spend substantial time, effort and money in our sales efforts without any assurance that such efforts will produce any sales.

Investment in highly skilled research and development personnel is critical to our ability to develop and enhance our solutions support our customers, but an increase in such investment may reduce our profitability.

As a provider of software solutions that rely upon technological advancements, we rely heavily our research and development activities to remain competitive. We consequently depend in large part on the ability to attract, train, motivate and retain highly skilled information technology professionals for our research and development team, particularly individuals with knowledge and experience in the insurance industry. Because our software solutions are highly complex and are generally used by our customers to perform critical business functions, we also depend heavily on other skilled technology professionals. Skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified research and development personnel and other technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. Even if we succeed in retaining the necessary skilled personnel and in our research and development efforts, our investments in our personnel and product development efforts increase our costs of operations and thereby reduce our profitability, unless accompanied by increased revenues. Given the highly competitive industry in which we operate, we may not succeed in increasing our revenues in line with our increasing investments in our personnel and research and development efforts.

Furthermore, if we seek to expand the marketing and offering of our products into new territories, that requires the retention of new, additional skilled personnel with knowledge of the particular market and applicable regulatory regime. Such skilled personnel may not be available at a reasonable cost relative to the additional revenues that we expect to recognize in those territories, or may not be available at all.

If existing customers are not satisfied with our solutions and services and do not make subsequent purchases from us and do not continue using such solutions and services, or if our relationships with our largest customers are impaired, our revenue could be negatively affected.

Our existing customers are a key asset, and we depend on repeat product and service revenues from our base of customers. Five of our customers accounted for 33% and 30% of our revenues in the years ended December 31, 2012 and 2013, respectively. If our existing customers are not satisfied with our solutions and services, they may not enter into new project contracts with us or continue using our technologies. A significant decline in our revenue stream from existing customers would have a material adverse effect on our business, results of operations and financial condition.

We may be liable to our clients for damages caused by a violation of intellectual property rights, the disclosure of other confidential information, including personally identifiable information, system failures, errors or unsatisfactory performance of services, and our insurance policies may not be sufficient to cover these damages.

We often have access to, and are required to collect and store, sensitive or confidential client information, including personally identifiable information. Some of our client agreements do not limit our potential liability for breaches of confidentiality, infringement indemnity and certain other matters. Furthermore, breaches of confidentiality may entitle the aggrieved party to equitable remedies, including injunctive relief. If any person, including any of our employees and subcontractors, penetrates our network security or misappropriates sensitive or confidential client information, including personally identifiable information, we could be subject to significant liability from our clients or from our clients’ customers for breaching contractual confidentiality provisions or privacy laws. Despite measures we take to protect the intellectual property and other confidential information or personally identifiable information of our clients, unauthorized parties, including our employees and subcontractors, may attempt to misappropriate certain intellectual property rights that are proprietary to our clients or otherwise breach our clients’ confidences. Unauthorized disclosure of sensitive or confidential client information, including personally identifiable information, or a violation of intellectual property rights, whether through employee misconduct, breach of our computer systems, systems failure or otherwise, may subject us to liabilities, damage our reputation and cause us to lose clients.

Many of our contracts involve projects that are critical to the operations of our clients’ businesses and provide benefits to our clients that may be difficult to quantify. Any failure in a client’s system or any breach of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Furthermore, any errors by our employees in the performance of services for a client, or poor execution of such services, could result in a client terminating our engagement and seeking damages from us.

Although we attempt to limit our contractual liability for consequential damages in rendering our services, these limitations on liability may not apply in all circumstances, may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. There may be instances when liabilities for damages are greater than the insurance coverage we hold and we will have to internalize those losses, damages and liabilities not covered by our insurance.

Errors or defects in our software solutions could inevitably arise and would harm our profitability and our reputation with customers, and could even give rise to liability claims against us.

The quality of our solutions, including new, modified or enhanced versions thereof, is critical to our success. Since our software solutions are complex, they may contain errors that cannot be detected at any point in their testing phase. While we continually test our solutions for errors or defects and work with customers to identify and correct them, errors in our technology may be found in the future. Testing for errors or defects is complicated because it is difficult to simulate the breadth of operating systems, user applications and computing environments that our customers use and our solutions themselves are increasingly complex. Errors or defects in our technology have resulted in terminated work orders and could result in delayed or lost revenue, diversion of development resources and increased services, termination of work orders, damage to our brand and warranty and insurance costs in the future. In addition, time-consuming implementations may also increase the number of services personnel we must allocate to each customer, thereby increasing our costs and adversely affecting our business, results of operations and financial condition.

In addition, since our customers rely on our solutions to operate, monitor and improve the performance of their business processes, they are sensitive to potential disruptions that may be caused by the use of, or any defects in, our software. As a result, we may be subject to claims for damages related to software errors in the future. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Regardless of whether we prevail, diversion of key employees’ time and attention from our business, the incurrence of substantial expenses and potential damage to our reputation might result. While the terms of our sales contracts typically limit our exposure to potential liability claims and we carry errors and omissions insurance against such claims, there can be no assurance that such insurance will continue to be available on acceptable terms, if at all, or that such insurance will provide us with adequate protection against any such claims. A significant liability claim against us could have a material adverse effect on our business, results of operations and financial position.

Failure to meet customer expectations with respect to the implementation and use of our solutions could result in negative publicity, reduced sales and diversion of resources.

We generally provide our customers with upfront estimates regarding the duration, budget and costs associated with the implementation of our products. Implementation of our solutions is complex and meeting the anticipated duration, budget and costs often depend on factors relating to our customers or their other vendors. We may not meet the upfront estimates and expectations of our customers for the implementation of our solutions or the provision of our services as a result of factors within our control such as issues or limitations with our solutions, or factors beyond our control such as issues related to our system integrator partners or our customers' IT employees.

If we fail to meet upfront estimates and the expectations of our customers for the implementation of our solutions, our reputation could be harmed, which could adversely affect our ability to attract new customers and sell additional solutions and services to existing customers.

Our business involves long-term, large projects, some of which are fixed-price projects that involve uncertainties, such as estimated project costs and profit margins, and which can therefore adversely affect our results of operations.

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

This is particularly the case on fixed-price contracts. Some of our solutions and services are sold as fixed-price projects with delivery requirements spanning more than one year. As our projects can be highly complex, we may not be able to accurately estimate our actual costs of completing a fixed-price project. If our actual cost-to-completion of these projects exceeds significantly the estimated costs, we could experience a loss on the related contracts, which would have a material adverse effect on our results of operations, financial position and cash flow.

Similarly, delays in executing client contracts (whether fixed price or not) may affect our revenue and cause our operating results to vary widely. Our solutions are delivered over periods of time ranging from several months to a few years. Payment terms are generally based on periodic payments or on the achievement of milestones. Any delays in payment or in the achievement of milestones may have a material adverse effect on our results of operations, financial position or cash flows.

The market for software solutions and related services is highly competitive.

The market for software solutions and related services and for business solutions for the insurance and financial services industry in particular, is highly competitive. Many of our smaller competitors have been acquired by larger competitors, which provides such smaller competitors with greater resources and potentially a larger client base for which they can develop solutions. Our customers or potential customers may prefer suppliers that are larger than us, are better known in the market or that have a greater global reach. In addition, we and some of our competitors have developed systems to allow customers to outsource their core systems to external providers (known as BPO). We are seeking to partner with BPO providers, but there can be no assurance that such BPO providers will adopt our solutions rather than those of our competitors. Determinations by current and potential customers to use BPO providers that do not use our solutions may result in the loss of such customers and limit our ability to gain new customers.

Consolidation in the insurance industry in which some of our clients operate also increases competitiveness for us by reducing the number of potential clients for whose business we and our competitors compete. The high level of continuity with which insurance and other financial services clients remain with their providers of software-related services also increases general competitiveness by tying clients to their service providers and thereby shrinking the market of potential clients.

Incorrect or improper use of our products or our failure to properly train customers on how to implement or utilize our products could result in customer dissatisfaction and negatively affect our business, results of operations, financial condition and growth prospects.

Our products are complex and are deployed in a wide variety of network environments. The proper use of our solutions requires training of the customer. If our solutions are not used correctly or as intended, inadequate performance may result. Additionally, our customers or third-party partners may incorrectly implement or use our solutions. Our solutions may also be intentionally misused or abused by customers or their employees or third parties who are able to access or use our solutions. Similarly, our solutions are sometimes installed or maintained by customers or third parties with smaller or less qualified IT departments, potentially resulting in sub-optimal installation and, consequently, performance that is less than the level anticipated by the customer. Because our customers rely on our software, services and maintenance support to manage a wide range of operations, the incorrect or improper use of our solutions, our failure to properly train customers on how to efficiently and effectively use our solutions, or our failure to properly provide implementation or maintenance services to our customers has resulted in terminated work orders and may result in termination of work orders, negative publicity or legal claims against us in the future. Also, as we continue to expand our customer base, any failure by us to properly provide these services will likely result in lost opportunities for follow-on sales of our software and services.

In addition, if there is substantial turnover of customer personnel responsible for implementation and use of our products, or if customer personnel are not well trained in the use of our products, customers may defer the deployment of our products, may deploy them in a more limited manner than originally anticipated or may not deploy them at all. Further, if there is substantial turnover of the customer personnel responsible for implementation and use of our products, our ability to make additional sales may be substantially limited.

Assertions by third parties of infringement or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and results of operations.

The software industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patents and other intellectual property rights. In particular, leading companies in the software industry own large numbers of patents, copyrights, trademarks and trade secrets, which they may use to assert claims against us. From time to time, third parties, including certain of these leading companies, may assert patent, copyright, trademark or other intellectual property claims against us, our customers and partners, and those from whom we license technology and intellectual property.

Although we believe that our products and services do not infringe upon the intellectual property rights of third parties, we cannot assure you that third parties will not assert infringement or misappropriation claims against us with respect to current or future products or services, or that any such assertions will not require us to enter into royalty arrangements or result in costly litigation, or result in us being unable to use certain intellectual property. We cannot assure you that we are not infringing or otherwise violating any third party intellectual property rights. Infringement assertions from third parties may involve patent holding companies or other patent owners who have no relevant product revenues, and therefore our own issued and pending patents may provide little or no deterrence to these patent owners in bringing intellectual property rights claims against us.

Any intellectual property infringement or misappropriation claim or assertion against us, our customers or partners, and those from whom we license technology and intellectual property could have a material adverse effect on our business, financial condition, reputation and competitive position regardless of the validity or outcome. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed on a party’s intellectual property; cease making, licensing or using our products or services that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our products or services; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or works; and to indemnify our partners, customers, and other third parties. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. Any of these events could seriously harm our business, results of operations and financial condition. In addition, any lawsuits regarding intellectual property rights, regardless of their success, could be expensive to resolve and divert the time and attention of our management and technical personnel.

Although we apply measures to protect our intellectual property rights and our source code, there can be no assurance that the measures that we employ to do so will be successful.

In accordance with industry practice, since we have no registered patents, we rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology. We believe that due to the dynamic nature of the computer and software industries, copyright protection is less significant than factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services. We seek to protect the source code of our products as trade secret information and as unpublished copyright works. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements that grant customers a personal, non-transferable license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. In addition, while we attempt to protect trade secrets and other proprietary information through non-disclosure agreements with employees, consultants and distributors, not all of our employees have signed invention assignment agreements. Although we intend to protect our rights vigorously, there can be no assurance that these measures will be successful. Our failure to protect our rights, or the improper use of our products by others without licensing them from us could have a material adverse effect on our results of operations and financial condition.

We and our customers rely on technology and intellectual property of third parties, the loss of which could limit the functionality of our products and disrupt our business.

We use technology and intellectual property licensed from unaffiliated third parties in certain of our products, and we may license additional third-party technology and intellectual property in the future. Any errors or defects in this third-party technology and intellectual property could result in errors that could harm our brand and business. In addition, licensed technology and intellectual property may not continue to be available on commercially reasonable terms, or at all. The loss of the right to license and distribute this third party technology could limit the functionality of our products and might require us to redesign our products.

Further, although we believe that there are currently adequate replacements for the third-party technology and intellectual property we presently use and distribute, the loss of our right to use any of this technology and intellectual property could result in delays in producing or delivering affected products until equivalent technology or intellectual property is identified, licensed or otherwise procured, and integrated. Our business would be disrupted if any technology and intellectual property we license from others or functional equivalents of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required either to attempt to redesign our products to function with technology and intellectual property available from other parties or to develop these components ourselves, which would result in increased costs and could result in delays in product sales and the release of new product offerings. Alternatively, we might be forced to limit the features available in affected products. Any of these results could harm our business and impact our results of operations.

We could be required to provide the source code of our products to our customers.

Some of our customers have the right to require the source code of our products to be deposited into a source code escrow. Under certain circumstances, our source code could be released to our customers. The conditions triggering the release of our source code vary by customer. A release of our source code would give our customers access to our trade secrets and other proprietary and confidential information which could harm our business, results of operations and financial condition.

Catastrophes may adversely impact the P&C insurance industry, preventing us from expanding or maintaining our existing customer base and increasing our revenues.

Our customers include P&C insurance carriers that have experienced, and will likely experience in the future, catastrophe losses that adversely impact their businesses. Catastrophes can be caused by various events, including, amongst others, hurricanes, tsunamis, floods, windstorms, earthquakes, hail, tornados, explosions, severe weather and fires. Moreover, acts of terrorism or war could cause disruptions in our or our customers’ businesses or the economy as a whole. The risks associated with natural disasters and catastrophes are inherently unpredictable, and it is difficult to predict the timing of such events or estimate the amount of loss they will generate. In the event a future catastrophe adversely impacts our current or potential customers, we may be prevented from maintaining and expanding our customer base and from increasing our revenues because such events may cause customers to postpone purchases of new products and professional service engagements or discontinue projects.

There may be consolidation in the P&C insurance industry, which could reduce the use of our products and services and adversely affect our revenues.

Mergers or consolidations among our customers could reduce the number of our customers and potential customers. This could adversely affect our revenues even if these events do not reduce the aggregate number of customers or the activities of the consolidated entities. If our customers merge with or are acquired by other entities that are not our customers, or that use fewer of our products and services, they may discontinue or reduce their use of our products and services. Any of these developments could materially and adversely affect our results of operations and cash flows.

Some of our services and technologies may use “open source” software, which may restrict how we use or distribute our services or require that we release the source code of certain products subject to those licenses.

Some of our services and technologies may incorporate software licensed under so-called “open source” licenses, including, but not limited to, the GNU General Public License and the GNU Lesser General Public License. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. Additionally, open source licenses typically require that source code subject to the license be made available to the public and that any modifications or derivative works to open source software continue to be licensed under open source licenses. These open source licenses typically mandate that proprietary software, when combined in specific ways with open source software, become subject to the open source license. If we combine our proprietary software with open source software, we could be required to release the source code of our proprietary software.

We take steps to ensure that our proprietary software is not combined with, and does not incorporate, open source software in ways that would require our proprietary software to be subject to an open source license. However, few courts have interpreted open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to some uncertainty. Additionally, we rely on multiple software programmers to design our proprietary technologies, and although we take steps to prevent our programmers from including open source software in the technologies and software code that they design, write and modify, we do not exercise complete control over the development efforts of our programmers and we cannot be certain that our programmers have not incorporated open source software into our proprietary products and technologies or that they will not do so in the future. In the event that portions of our proprietary technology are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our services and technologies and materially and adversely affect our business, results of operations and prospects.

Failure to manage our rapid growth effectively and manage our headquarters transition could harm our business.

We have recently experienced, and expect to continue to experience, rapid growth in our number of employees and in our international operations that has placed, and will continue to place, a significant strain on our operational and financial resources and our personnel. To manage our anticipated future growth effectively, we must continue to maintain and may need to enhance our information technology infrastructure, financial and accounting systems and controls and manage expanded operations and employees in geographically distributed locations. We also must attract, train and retain a significant number of additional qualified sales and marketing personnel, professional services personnel, software engineers, technical personnel and management personnel. Our failure to manage our rapid growth effectively could have a material adverse effect on our business, results of operations and financial condition. Our growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of new services or product enhancements. For example, since it may take as long as six months to hire and train a new member of our professional services staff, we make decisions regarding the size of our professional services staff based upon our expectations with respect to customer demand for our products and services. If these expectations are incorrect, and we increase the size of our professional services organization without experiencing an increase in sales of our products and services, we will experience reductions in our gross and operating margins and net income. Furthermore, we have recently completed the relocation of our corporate headquarters within Israel, having moved from Ness Ziona to Holon in July 2013. We have incurred additional costs in connection with this relocation and our new headquarters lease. If we are unable to effectively manage our growth, our expenses may increase more than expected, our revenues could decline or grow more slowly than expected and we may be unable to implement our business strategy. We also intend to continue to expand into additional international markets which, if not technologically or commercially successful, could harm our financial condition and prospects.

Risks Relating to Our International Operations

Our international sales and operations subject us to additional risks that can adversely affect our business, results of operations and financial condition.

We sell our products and services to customers located outside North America, and we are continuing to expand our international operations as part of our growth strategy. In fiscal years 2012 and 2013, 69% and 67%, respectively, of our revenues were derived from outside of North America. Our current international operations and our plans to expand our international operations subject us to a variety of risks, including:

•	increased exposure to fluctuations in foreign currency exchange rates;

•	increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations;

•	longer payment cycles and difficulties in enforcing contracts and collecting accounts receivable;

•	the need to localize our products and licensing programs for international customers;

•	lack of familiarity with and unexpected changes in foreign regulatory requirements;

•	the burdens of complying with a wide variety of foreign laws and legal standards;

•	compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, particularly in emerging market countries;

•	import and export license requirements, tariffs, taxes and other trade barriers;

•	increased financial accounting and reporting burdens and complexities;

•	weaker protection of intellectual property rights in some countries;

•	multiple and possibly overlapping tax regimes; and

•	political, social and economic instability abroad, terrorist attacks and security concerns in general.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Any of these risks could harm our international operations and reduce our international sales, adversely affecting our business, results of operations, financial condition and growth prospects.

International operations in the insurance industry, in which a significant portion of our business is concentrated, is accompanied by additional costs related to adaptation to specific territories.

As we seek to expand the marketing and offering of our products into new territories, because insurance regulations vary by legal jurisdiction, the investment required to adapt our solutions to the legal and language requirements of such territories may prevent or delay us from effectively expanding into such territories. Such adaptation process requires the retention of new, additional skilled personnel with knowledge of the particular market and applicable regulatory regime. Such skilled personnel may not be available at a reasonable cost relative to the additional revenues that we expect to recognize in those territories, or may not be available at all.

Our international operations expose us to risks associated with fluctuations in foreign currency exchange rates that could adversely affect our business.

Most of our revenues are derived from international operations that are conducted in local currencies, mainly in US dollars but also in GBP, EURO and New Israeli Shekels, or NIS. Our primary economic environment currency is the US dollar and therefore our functional currency is the US dollar.

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

The tax benefits that will be available to our Israeli subsidiaries will require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

Some of our Israeli subsidiaries have been granted “Approved Enterprise” and “Benefited Enterprise” status, which provide certain benefits, including tax exemptions and reduced tax rates under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. Income not eligible for Approved Enterprise and Benefited Enterprise benefits is taxed at regular rates (25% in 2013 and 26.5% in 2014).

In the event of distribution of dividends from said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved/Benefited Enterprise's income. Tax-exempt income generated under the Approved/Benefited Enterprise program will be subject to taxes upon dividend distribution (which includes the repurchase of the Company's shares) or liquidation. The benefits period under the Investment Law has yet to commence.

The entitlement to the above benefits (once they commence) is conditional upon the fulfillment of the conditions stipulated by the Investment Law and applicable regulations. Should the Israeli subsidiaries fail to meet such requirements in the future, income attributable to the Approved Enterprise and Benefited Enterprise programs could be subject to the statutory Israeli corporate tax rate and they may be required to refund a portion of the tax benefits already received, with respect to such programs.

Risks Related to an Investment in our Common Shares

There is limited trading volume for our common shares, which reduces liquidity for our shareholders, and may furthermore cause the stock price to be volatile, all of which may lead to losses by investors.

There has historically been limited trading volume for our common shares, both on the NASDAQ Capital Market and the TASE. While recently there has been some improvement, the trading volume has still not reached the level that enables shareholders to freely sell their shares in substantial quantities on an ongoing basis and thereby readily achieve liquidity for their investment. As a further result of the limited volume, our common shares have experienced significant market price volatility in the past and may experience significant market price and volume fluctuations in the future, in response to factors such as announcements of developments related to our business, announcements by competitors, quarterly fluctuations in our financial results and general conditions in the industry in which we compete.

We are a foreign private issuer under the rules and regulations of the SEC and are therefore exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than a domestic U.S. reporting company, which reduces the level and amount of disclosure that you receive.

As a foreign private issuer under the Exchange Act, we are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file periodic reports and financial statements with the Securities and Exchange Commission, or the SEC, as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act; and are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Accordingly, you receive less information about our company than you would receive about a domestic U.S. company, and are afforded less protection under the U.S. federal securities laws than you would be afforded in holding securities of a domestic U.S. company.

As a foreign private issuer, we are also permitted, and have begun, to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NASDAQ Stock Market for domestic U.S. issuers. We have informed NASDAQ that we follow home country practice in Curacao with regard to, among other things, composition of our board of directors (whereby a majority of the members of our board of directors need not be “independent directors,” as is generally required for domestic U.S. issuers), director nomination procedure and approval of compensation of officers. In addition, we have opted to follow home country law instead of the Listing Rules of the NASDAQ Stock Market that require that a listed company obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on the NASDAQ Capital Market may provide our shareholders with less protection than they would have as stockholders of a domestic U.S. company.

Risks Related to Our Israeli Operations and Our Status as a Curaçao Company

The Israeli government grants that we received require us to meet several conditions and restrict our ability to manufacture and engineer products and transfer know-how outside of Israel and require us to satisfy specified conditions.

We have received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Economy of the State of Israel, or the OCS, for the financing of a portion of our research and development expenditures in Israel. When know-how is developed using OCS grants, the Encouragement of Industrial Research and Development Law 5744-1984, or the R&D Law, as well as the terms of these grants restrict the transfer of the know-how outside of Israel. Transfer of know-how outside of Israel requires pre-approval by the OCS which may at its sole discretion grant such approval and impose certain conditions, including requirement of payment of a transfer fee (referred to in the law as the “Base Amount”) calculated according to the formula provided in the R&D Law which takes into account the consideration for such know-how paid to us in the transaction in which the technology is transferred. In addition, any decrease of the percentage of manufacturing performed in Israel, as originally declared in the application to the OCS, requires us to notify, or to obtain the approval of the OCS and may result in increased royalty payments to the OCS as well as increase total amount to be paid to the OCS. These restrictions may impair our ability to enter into agreements for those products or technologies without the approval of the OCS. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of technology developed with OCS funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the OCS. Any approval, if given, will generally be subject to additional financial obligations. Failure to comply with the requirements under the R&D Law may subject us to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings.

We are not subject to the supervision of the Central Bank of Curaçao and Sint Maarten, so our shareholders are not protected by any regulatory inspections in Curacao.

We are not an entity subject to any regulatory supervision in Curaçao by the Central Bank of Curaçao and Sint Maarten. As a result, shareholders are not protected by any regulatory supervision or inspections by any regulatory agency in Curaçao, and we are not required to observe any restrictions in respect of its conduct, save as disclosed in this prospectus supplement or our Amended Articles of Association.

As the rights of shareholders under Curacao law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs are governed by our Amended Articles of Association, the Civil Code of Curaçao and the civil law of Curaçao. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Curaçao law are to a large extent governed by the Civil Code of Curaçao, the civil law of Curaçao and applicable case law. The rights of shareholders and the fiduciary responsibilities of our directors under Curaçao law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the U.S. In particular, Curaçao has a less developed body of securities laws as compared to the U.S., and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. In addition, Curaçao law does not make a distinction between public and private companies and some of the protections and safeguards (such as statutory pre-emption rights, save to the extent that they are expressly provided for in the Amended Articles of Association) that investors may expect to find in relation to a public company are not provided for under Curaçao law. As a result of all of the above, holders of our common shares may have more difficulty in protecting their interests in the face of actions taken by our management, directors or major shareholders than they would as shareholders of a U.S. company.

Shareholders in Curacao companies may not be able to initiate shareholder derivative actions, thereby depriving a shareholder of the ability to protect its interests.

While case law does exist in The Kingdom of The Netherlands for derivative actions to be brought in certain circumstances, shareholders in Curaçao companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a Curaçao company being more limited than those of shareholders of a company organized in the U.S. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The Curaçao courts are also unlikely to: (i) recognize or enforce against us judgments of courts in the U.S. based on certain civil liability provisions of U.S. securities law; or (ii) to impose liabilities against us, in original actions brought in Curaçao, based on certain civil liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in Curaçao of judgments obtained in the U.S., although the courts of Curaçao will in certain circumstances recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The laws of Curacao provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of Curaçao, there is little statutory protection of minority shareholders other than the provisions of the Civil Code dealing with shareholder remedies. Minority shareholders of a Curaçao company may commence legal proceedings against the company in which they hold shares on the following grounds:

•	tort (onrechtmatige daad). A tortious act may arise if a company makes certain promises to the shareholders, the shareholders could expect a certain attitude from the company according to rules of “reasonableness and fairness” and the company does not comply therewith;
•	the articles of association of the company; or
•	breach of contract assuming there is any specific contract between the minority shareholders and the company.

In addition to the above, there are alternative claims under Curaçao law available for minority shareholders, who seek relief for alleged wrongful acts by a company, its directors or the majority shareholders, such as contesting the corporate resolutions of a company and requesting the majority shareholders to purchase the stake of the minority shareholders (uitkoop). However, these alternative possibilities are very cumbersome and time-consuming.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company.

Corporate Details

Our legal and commercial name is Sapiens International Corporation N.V., and we were incorporated and registered in Curaçao on April 6, 1990. We are a public limited liability company and operate under the provisions of the Curaçao Commercial Code. Our registered office is located at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, and our telephone number in Curaçao is + 5999-736-6277. United International Trust N.V. is the Company’s agent in Curaçao and serves as a member of our Board of Directors. Our World Wide Web address is www.sapiens.com. The information contained on the web site is not a part of this annual report. Except as described immediately below, we have not had any important events in the development of our business since January 1, 2013.

Underwritten Follow-On Offering

On November 19, 2013, we consummated an underwritten follow-on public offering of 5,650,000 of our Common Shares, plus an additional 847,400 Common Shares to cover over-allotments, pursuant to an underwriting agreement with Barclays Capital Inc., as representative of certain underwriters. The shares (including the over-allotment shares) were sold at a price to the public of $6.25 per share, from which we realized net proceeds of approximately $37.8 million. The shares sold in the offering were listed for trading on the NASDAQ Capital Market and the TASE.

Capital Expenditures and Divestitures since January 1, 2011

On August 21, 2011, we acquired FIS Software Ltd. (“FIS”) for total consideration of $49.7 million, which was comprised of $6.75 million in cash, 10,016,875 of our Common Shares and warrants to purchase 1,000,000 of our Common Shares. In addition, on August 31, 2011 we acquired IDIT I.D.I. Technologies Ltd. (“IDIT”) for total consideration of $31.4 million, which was comprised of 7,483,125 of our Common Shares. The aggregate shares issued upon completion of the foregoing transactions constituted, immediately upon such completion, 44.2% of our issued and outstanding share capital. Options to purchase shares of FIS and IDIT were replaced at the closing with options to purchase an aggregate of 1,938,844 of our Common Shares.

Our principal capital expenditures during the last three years related mainly to the purchase of computer equipment and software for use by our subsidiaries. These capital expenditures totaled approximately $0.5 million in 2011, $1.3 million in 2012 and $4.1 million in 2013 (including lease improvements.

B.	Business Overview.

We are a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector.We offer core software solutions for Property & Casualty/General Insurance (P&C), and Life, Annuities, & Pensions (L&P) providers, allowing them to manage policy administration, claims management and billing functions. We also provide record-keeping software solutions for Retirement Services providers. In addition, we offer a variety of other technology-based solutions that enable organizations to deploy business logic and comply with policies and regulations across their organizations. Our solutions enable customers to respond to evolving market needs and regulatory changes, while improving the efficiency of their core operations, thereby increasing revenues and reducing costs.

Our offering is comprised primarily of:

•	Software solutions for the Insurance industry with emerging focus on the broader financial services sector, and

•	Global Services including project delivery and implementation of our solutions.

Software solutions

•	Sapiens L&P for Life, Annuity Pension and Retirement – comprehensive software solutions for the management of diversified ranges of products for Life, Annuity, Saving, Pensions and Retirement. Portfolio includes Sapiens ALIS, TOPAZ, and Closed Books.

•	Sapiens P&C for Property and Casualty/General Insurance - comprehensive software suite of solutions, supporting a broad range of business lines, including personal lines, commercial lines and specialty lines, as well as a solution for the management of reinsurance contracts. Portfolio includes Sapiens IDIT and Sapiens Reinsurance.

•	Sapiens DECISION – a disruptive technology that allows large organizations to centrally manage the business logic, for better governance, control and reusability of the logic.

•	Technology based Solutions - In addition, we offer tailored made solutions (unrelated to the financial services) based on our eMerge platform.

Services

•	Project delivery and implementation services, backed by our methodologies and best practices, for our Software Solutions portfolio.

•	We offer our customers support and maintenance for the software. Our maintenance plan covers bug fixes and new releases.

For more information about our Software Solutions and Services please read below in this Item 4B.

Our Marketplace and its Needs

Our Target Markets

We operate in a large market undergoing significant transformation.  According to Celent, a research firm (IT Spending in Insurance — A Global Perspective, March 2013), global IT spending by insurance companies is expected to grow from $140.2 billion in 2013 to $154.5 billion in 2015. In particular, such IT spending on external software and IT services will total approximately $57.0 billion in 2013, and is expected to increase to $63.7 billion by 2015, representing a 6% compound annual growth rate from 2013 to 2015. Of these amounts, we believe that our current total addressable market for core insurance software solutions is approximately $25.0 billion and that it will grow as a result of the need for insurance carriers and other financial institutions to spend on modern software solutions from external providers to rectify the operational challenges presented by the inefficiency of their legacy policy administration systems. Such systems include technical and functional limitations that have an adverse impact on the ability of carriers to swiftly launch new, innovative products in line with their customers’ needs and preferences. These legacy systems also slow down carriers’ business and geographic expansion and lead to operational inefficiencies which are translated into increased costs. Furthermore, our customers are operating in a dynamic and changing regulatory environment. Often, these legacy systems simply do not support new regulatory requirements and put carriers at risk of non compliance. We believe these challenges will cause an accelerating shift from spending on legacy systems to new software solutions and a shift from reliance on in-house development to external vendors such as ourselves.

The Life Insurance, Annuities, Savings, Pensions and Retirement (“L&P”) Market

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

Retirement services offer Employer- related Defined Contribution plans which are the primary and fastest-growing retirement savings vehicles in the U.S., holding nearly one-third of overall retirement assets. Financial Services companies such as insurance companies, Mutual Funds, Banks and TPAs, provide recordkeeping services for employer-related plans. Many recordkeeping service providers use legacy or in-house software solutions to manage their books.

The Property & Casualty/General Insurance (“P&C”) Market

P&C insurance (also known as non-life insurance, or General Insurance / “GI”) protects policyholders against a range of losses on items of value. P&C insurance includes the Personal segment (insurance coverage for individuals, including products such as motor, home, personal property and travel), the Commercial segment (covering aspects of commercial activity such as commercial property car fleet, and professional liability), and Specialty Lines (covering unique domains such as marine, art and credit insurance).

Reinsurance is insurance that is purchased by an insurance company (“ceded reinsurance”) from another insurance company (“assumed reinsurance”) as a means of risk management. The reinsurer and the insurer enter into a reinsurance agreement (referred to as “contract” or “treaty”) which details the conditions upon which the reinsurer would pay the insurer's losses. The reinsurer is paid a reinsurance premium by the insurer, and the insurer issues insurance policies to its own policyholders. The insurer must maintain accurate system of record to track his reinsurance contracts and treaties, to avoid claims leakage.

The Financial Services Market for Decision Management

Large financial organizations –retail banking, investment banking, mortgage banking and others – all heavily rely on huge amounts of data. This data is used for their ongoing operations, and serves the decision management process.

The decision management process in financial services has an impact on overall corporate performance, vis-à-vis customers, competitors and in response to regulatory requirements. Decision management systems are a key performance component of every financial services organization, as they help the organization define, avoid and hedge and financial risk.

Increasing competition, regulatory burden and product innovation requirements are necessitating a shift in thinking and approach across the financial services market.  Sapiens DECISION remains focused on expanding our market presence in the mortgage, retail and investment banking sectors, where the scale and complexity of operations requires enterprise-grade technology that can easily be adapted as polices and business strategies rapidly evolve.

In a recent Gartner report (“Find the Best Approach to Decision Management”, Published: 26 February 2014 by analyst(s): W. Roy Schulte, Teresa Jones, Lisa Kart), Gartner has identified that Business Decision Management solutions are the next revolution in complex organization management, and are required to align the Business Rules Management (BRM) systems and Business Process Management (BPM) systems. Where business logic is complex, regulated and re-used, it must be managed in a central repository and treated as an asset.

This market is now gaining traction. Gartner analysts state that “Decision management improves the intelligence of business operations by enabling fast, consistent and precise fact-based decisions. The vast increase in the amount of available data, and the decreasing cost of computers, memory, mobile devices, sensors and communication networks, have given enterprises the opportunity to greatly improve their operational effectiveness and efficiency.”

Our Target Markets Needs

Large financial organizations need to constantly invest in their IT systems in order to respond to several key market drivers, including:

-	Improve end-customer experience through innovative initiatives - The customers of the financial organizations expect better experience as they become more sophisticated, technology-savvy, and mobile

-	Respond to heavy regulations - – such as Solvency II, Dodd-Frank, Basel, and MISMO

-	Support customers’ growth & operations - Reduce time to market of new products, expand into new geographies, reduce cost and improve operations

Insurance & Retirement Services Market Specific Needs

The insurance market is a large, complex, and highly regulated environment. Insurance carriers operate in a highly competitive market and the value proposition of the carrier must be better identified. In addition, the carriers operate under a rigid regulatory regime and are required to comply with market regulations.

In order to efficiently manage their operations, insurance carriers require IT platforms that enable rapid introduction of changes via configurable user-driven activities, integrate with other internal and external systems, control and audit the internal employees work, support multi-channel distribution and provide clear visibility of the carrier’s business operations.

We believe that many insurance carriers are experiencing substantial operational challenges due to the inefficiency of their legacy policy administration systems. Such systems, which include both technical and functional limitations, have acute impact on the ability of the carriers to face the growing challenges of the rapidly-changing insurance marketplace around innovation, the shift of power to the consumer, and the dynamic and changing regulatory environment.

We believe that the key factors that insurance carriers take into consideration when considering an upgrade of their legacy systems with new technologies are:

-	Dynamic business environment with ever-changing regulation - In today’s dynamic and highly competitive environment, insurance carriers are constantly seeking new competitive advantages and differentiators. Accordingly, there is a clear need for a flexible core system that supports rapid implementation of changes. Many insurance carriers still use outdated legacy systems that are costly and time-consuming to modify or upgrade. This has prevented insurance carriers from innovating and growing, including by modifying current products, introducing new products and reaching new market segments. Varied and frequently changing regulatory requirements throughout the world require specialized data and business rules, which makes implementation of changes particularly challenging.

-	Change in end-consumers’ behavior and shift of power to consumers - Insurance carriers must adapt rapidly to the shifting needs and behaviors of consumers, including the types and terms of insurance products offered and how consumers can access information to compare insurance products. Consequently, insurance carriers require systems with integration capability and support of multi-channel distribution to allow them to reach their consumers customers and partners in a variety of means.

-	A need to improve operational efficiency and reduce Total Cost of Ownership (TCO) - We believe that a majority of insurance carriers are still using inefficient and outdated processes which lack automation of operation, workflow and efficient process management. These processes tend to be inefficient and have high error rates. Additionally, the ongoing maintenance of these legacy systems is expensive and technically difficult. A specialized IT staff with the requisite skills and experience needed to maintain these systems is difficult to find or replace. Insurers seek systems that are modern, automated, efficient and easy to maintain and which can enable a decrease of costs in the long run.

-	Increasing global and multi-national operation – more and more insurers are accelerating their growth initiatives through global acquisitions. These insurers in turn are seeking sole providers who can deliver solutions that can be used across markets, combining the support of local regulatory requirements and specific customer needs while driving a generic corporate business approach and strategy across the globe, reducing costs and overhead.

Business Decision Management Market Needs

Many large organizations, particularly in the financial services market, must adhere to growing regulation, and operate in a highly competitive market that requires quick responses. Business logic drives most of the financial services transactions and is the very backbone of an organization's policies and strategies and its ability to successfully operate in this market.

To support that, the business owners must assume ownership on the business logic, be able to define and modify it, and make it consistent and reusable across the organization. Today, the business logic is defined by the business owners and compliance officers, but the IT departments are the ones to translate those requirements into code. This process raises several key challenges: the result does not always accurately reflect the business requirements; the new requirements might conflict with or override previous requirements; and the whole process is not fully audited. These gaps create an inefficient and risk-exposed organization.

Sapiens’ Software Solutions

Overview

We are a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, with the ability to be more agile in the face of new and changing business environments, while simultaneously reducing IT costs.

We offer our insurance customers a range of package software solutions that are:

-	Comprehensive and function-rich, supporting generic insurance standards, regulation and processes by providing field proven functionality and best practices.

-	Customizable to easily match specific business requirements and expandable/flexible architecture, allowing quick functionality augmentation that permits use of our platform across different markets and regulatory regimes, using our knowledge of insurance best practices.

-	Based on model-driven architecture (incorporating “Service Oriented Architecture - SOA”) and engineered to provide streamlined secure processing, while maintaining total platform independence and system reliability.

-	Component-based and scalable, allowing our customers to deploy the solutions in a phased approach, reducing risk and destruction to the business, while supporting the growth plans and cost efficiency of the organization.

Our package software solutions enable, for our customers:

-	Rapid deployment of new insurance products by providing configurable software and offering the opportunity to achieve a competitive advantage in the P&C and L&P markets by arriving to the market early with new products.

-	Improvement of operational efficiency and reduction of risk, by providing full automation of insurance process, with configurable workflow, audit and control, streamlined insurance practices and easy integration and maintenance.

-	Reduction of overhead for IT maintenance through easy-to-integrate solutions with flexible and modern architecture resulting in lower costs for ongoing maintenance, modifications, additions and integration.

Sapiens Life, Pension & Annuity Solutions

Sapiens L&P (ALIS)

Sapiens L&P (ALIS) is a comprehensive L&P software solution for individual and group insurance products. Sapiens L&P provides comprehensive support for the complete policy lifecycle of all life insurance products from quotation and illustrations, through underwriting, billing and servicing, and up to the claims management and exit processing.

Sapiens L&P supports a wide range of insurance product lines across multiple territories, including:

•	Individual and Group Life, Investment & Savings
•	Individual and Group Protection and Risk Products
•	Individual and Group Pension
•	Group Life and Protection Products
•	Annuity Products
•	Hybrid Products

Sapiens L&P is a modular system and its functional components include all the components necessary for L&P insurers to manage their business. Sapiens L&P allows insurance carriers to manage their entire core business on a single platform and to integrate Sapiens L&P with other systems for the completion of a specific activity or domain.

Sapiens L&P integrates all of the following functions into one solution:

•	Quotation and Illustration
•	New Business
•	Underwriting
•	Policy Servicing
•	Billing , Collection and Payments Management
•	Claims Processing
•	Agency and Commission
•	Document Management
•	CRM and Customer Management
•	Workflow
•	Compliance and Calculation engine

Sapiens L&P (Retirement Services)

Leveraging assets we have built from our Sapiens L&P (ALIS), we have developed Sapiens Recordkeeping for Retirement Services: a modern, end-to-end packaged software solution for record-keeping management for Defined Contribution Recordkeeping providers.

Sapiens Recordkeeping solution offers a complete end-to-end support of the recordkeeping functionality, based on a modular deployment structure, allowing flexibility on using specific modules, which seamlessly integrates with our customers’ preferred systems/modules. Sapiens Recordkeeping for Retirement Services supports the full range of Defined Contribution retirement products, including, but not limited to, 401(k), ESOP and Profit Sharing, and the associated plan variations, including ERISA, Non-ERISA, Safe Harbor, Taft Hartley and others.

Sapiens L&P (Closed Books)

Sapiens Closed Books is a solution for life and pension insurance companies that enables them to efficiently and more effectively administer policies and claims relating to closed books of business, where products are no longer open to new business.

Sapiens L&P (TOPAZ)

Sapiens L&P (TOPAZ) is offered uniquely in the Israeli market, enabling L&P carriers in Israel to handle a wide range of L&P activities and regulations that are unique to the Israeli market.

Sapiens Property & Casualty/General Insurance Solutions

Sapiens P&C (IDIT)

Sapiens P&C (IDIT) is a component based software solution, addressing the specific needs of general insurance carriers for traditional insurance, direct insurance, bancassurance and brokers markets, primarily in Europe and Asia-Pacific.

Sapiens P&C supports a broad range of general, personal and commercial lines of business, including:

-	Personal lines – e.g. motor, personal property & homeowners, yacht, travel, medical insurance etc.
-	Commercial lines – e.g. fleet insurance, marine, cargo, engineering, real estate and commercial building etc.
-	Specialty lines – e.g. credit insurance or art insurance

Sapiens P&C integrates multiple front office and back office processes, including insurance product design, policy administration, underwriting, call center and remote users and partners, backed by fully secured internet-based capabilities.

Sapiens P&C provides a full set of components to support insurance core operations lifecycle from inception to renewal and claims, including:

•	Policy Administration
•	Claims Management
•	Billing and Collection

The solution includes modular software components that can be customized to match specific insurance business requirements, while providing pre-configured functionality, including:

•	Product Factory
•	Policy Administration
•	Billing and Collection
•	Claims Management
•	Customer Relationship Management (CRM)
•	Intermediary Management
•	Workflow Management
•	Technical Accounting
•	Document Management

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

Sapiens Reinsurance provides end-to-end processing, including:

•	Setup and definition of the reinsurance program
•	Import of premium and claims transactions
•	Automatic allocation of premiums and claims to reinsurance contracts
•	Production of statements & accounts to reinsurance participants

Sapiens P&C (Insight)

Insight for P&C is a software solution used by P&C carriers that work on IBM System z (mainframe) and System i platforms. Insight for P&C has been customized to meet the particular business demands at the insurer level and the regulatory needs at the state level.

Sapiens Business Decision Management Solutions

Sapiens DECISION

Sapiens DECISION is an innovative business decision software solution which allows business professionals - with no IT skills - to design, simulate, implement, change, analyze, and visualize business logic that drives financial operations and compliance in a business-friendly format and environment.

Sapiens DECISION is based on The Decision Model methodology, which we license under a long term license from the Knowledge Partners International LLC. When implemented with Sapiens DECISION, it can resolve the disparate nature of the logic across the organization to provide a central repository for enterprise management of logic. It allows a single representation of the logic across the organization and treats it as an enterprise asset.

Sapiens DECISION allows the reusability and governance of business logic across all business divisions and software applications, using any rules engine or business process management system, and integrating seamlessly with the BRM or BPM system that the organization has in place.

Some of the key benefits for organizations that use Sapiens DECISION are:

-	Improved risk management, by having a single version of the organization's business logic, managed in a central repository and applied across the organization.
-	Better corporate governance, through a secured authorization process for the introduction of new business logic or changes to existing logic and full audit trail for traceability.
-	Quick and easy deployment of new or changed business logic for products, services and regulations in a single, centralized repository using business-like language.
-	Empowerment of business people, who can create, change and validate all business logic themselves.
-	Improved efficiency, through the ability to re-use business logic across multiple applications.
-	Testing and validating capabilities, by allowing all changes to be validated before being deployed in the system to avoid disruption and conflicts.

We are currently focusing on the development and marketing of Sapiens DECISION in the financial services market in North America and West Europe, and we are building best practices to be used mostly by mortgage banking, retail banking and investment banking.

We also intend to develop and market Sapiens DECISION for the insurance industry and leverage our industry knowledge and close relationships with our existing customers and partners.

Technology Based Solutions:

Sapiens eMerge

Sapiens eMerge is a rules-based, model-driven architecture that enables the creation of tailor-made, mission-critical core enterprise applications with little or no coding. Our technology is intended to allow customers to meet complex and unique requirements using a robust development platform.

Sapiens’ Global Services

Sapiens provides implementation and integration services to help our customers fully realize benefit from our software solutions. Some of the key advantages of our professional services are outlined below:

-	Project Delivery Experience. 30 years of field-proven project delivery of core system solutions, based on best practices and accumulated experience.

-	System Integration: Using our know-how to help our customers deploy modern solutions while integrating these solutions with their legacy environment that must be supported.

-	Global Presence: Insurance and technology domain experts provide bandwidth of global professional services.

Our implementation teams assist customers in building implementation plans, integrating our software solutions with their existing systems, and deploying specific requirements unique to each customer and installation.

We also partner with several leading system integration and consulting firms to achieve scalable, cost-effective implementations for our customers. We have developed an efficient, repeatable methodology that is closely aligned with the unique capabilities of our solutions.

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

Our service teams have strong technology skills and industry expertise. The level of service and business understanding they provide contributes to the long term success of our customers. This helps us develop strategic relationships with our customers, enhances information exchange and deepens our understanding of the needs of companies within the industry.

We provide a wide scope of services and consultancy around our core solutions, both in the stage of the initial project implementation as well as on-going additional services. Many of our customers also use our services and expertise on an on-going basis to assist them with various aspects of daily maintenance, on-going system administration and additions of new enhancements to the solutions - and are considering Sapiens as a strategic partner for such services.

Such services include, among others:

•	Adding new Lines of Business and functional coverage to existing solutions running in production

•	On-going support services for managing and administering the solutions

•	Creating new functionalities per specific requirements of our customers

•	Assisting to add new regulations and legal requirements

Our Strengths

Comprehensive suite of core solutions.  We offer end-to-end solutions for the P&C and L&P markets, supporting all sub-segments of these markets and the complete lifecycle of product lines . Our software supports and enables our customers’ most fundamental insurance business processes, including policy administration, billing and claims. Our solutions for the Retirement Services market provides modern record keeping solution for retirement services providers, which are fundamental to their operations. Our business decision management solution is a unique offering for the design, management, and governance of the business logic behind operations and compliance in a wide variety of organizations.

Innovative products with leading functionality and technology.  Our solutions include integrated, flexible, configurable, scalable and reliable suites of products based on advanced architectures, which are specifically designed for our customers’ needs. In addition, our solutions are highly compatible with other software solutions our customers may use. We allow carriers to support new sales channels, including mobile and social, reduce time to market for new product launches, and lower total cost of ownership, and support global operations. We have significant investment in research and development to ensure that our products employ new technology and are compatible with the needs of our clients. As a result, our products are highly regarded by leading industry analysts, such as Celent and Ovum, for their levels of both technology and functionality.

Strong, diverse and stable customer base.  We currently have more than 130 customers globally, including some of the world’s largest global insurance carriers and financial institutions. Our customer base is well diversified across the P&C, L&P and retirement services segments. We believe our business decision management solutions are applicable across the financial industry, and offer an opportunity for further diversification. We derived 33%, 58% and 9% of our revenues from the Americas, Europe and Asia-Pacific in the year ended December 31, 2013 and 31%, 58% and 11% from those respective regions, in the year ended December 31, 2012. Installing a new core system is a major undertaking for insurance carriers, which involves extended pre-production work and entails a complex integration and implementation effort. Our products are at the core of our customers’ businesses, and our customers are therefore committed to our products, providing us with long-term relationships that result in revenue stability. Many of our customer relationships have been in place for more than 10 years and we have benefited from recurring revenues as customers request support, upgrades, and enhancements for our systems.

Portfolio is recognized as market leader. During 2013, our products were recognized as market leaders in their space, as follows:

-	Sapiens P&C (IDIT) recognized as a market leader in Europe
Report Name: Ovum Decision Matrix: Selecting a P&C Insurance Policy Administration Platform – Europe, 2013–14; Publication Date: 17 Oct 2013; Author: Charles Juniper

-	Sapiens P&C (IDIT) won XCelent Award for best functionality and technology in EMEA
Report Name: EMEA Policy Administration Systems General Insurance, P&C ABCD Vendor View; Publication Date: January, 2014; Author: Craig Beattie

-	Sapiens P&C (IDIT) won XCelent Award for best functionality in APAC
Report Name: Asia-Pacific Policy Administration Systems Property & Casualty ABCD Vendor View; Publication Date: January, 2014; Author: Wenli YuanSapiens L&P (ALIS) won XCelent Award for best functionality in North America
Report Name: North American Policy Administration Systems 2013, Life, Annuities, and Health ABCD Vendor View; Publication Date: November 2013; Author: Karen Monks and Chuck Johnston

-	Sapiens L&P (ALIS) won XCelent Award for best functionality in EMEA
Report Name: EMEA Policy Administration Systems 2013, Life, Annuities, Pensions, and Health ABCD Vendor View; Publication Date: November 2013; Author: Jamie Macgregor and Nicolas Michellod

Our Strategy

Our vision is to become a leading global provider of innovative software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We plan to achieve our goals by focusing on the following principles:

Growth in revenues within existing markets (new and existing customers) - we intend to continue to operate in our existing markets in which we have present and referenced customers and to increase our customer base in such markets. In addition, we intend to strengthen our recurring revenue model by providing additional solutions, support, maintenance, assistance, and implementation services to our existing customer base, leveraging our comprehensive and diversified product suite.

Growth with existing products into new markets - we plan to grow our business by offering our existing portfolio in new markets. In particular, we believe that there is considerable opportunity to commence and grow sales of our P&C product suite in additional European countries, as well as the United States and Canada, and also to expand the customer base for Sapiens DECISION in Europe.

Maintain Innovation and technology leadership - we plan to continue to enhance our software solutions to ensure they remain leading products in terms of functionality and technology, to meet the market demand. We believe our focus on innovation and our industry expertise will enable us to further improve our existing product offering as well as to produce new software solutions for the benefit of our customers and partners. We will continue to leverage the insights and best practices drawn from our customer base as well as to invest in research and development.

Growth through acquisitions - as part of our growth strategy, we have made three acquisitions over the past few years. We will continue to seek and evaluate opportunities to grow through acquisitions of companies with complementary software solutions, related intellectual property or customer base. As various companies in our industry offer differentiated solutions sold to different customers, we believe we may encounter opportunities to acquire companies or technologies that can be meaningfully synergistic with our solutions. We will balance investment in such acquisitions with return to investors and allocate our capital resources accordingly.

Competitive Landscape

We operate in two main markets – insurance and the broader financial sector – with different competitive landscapes.

The market for core software solutions for the insurance industry is highly competitive and characterized by rapidly changing technologies, evolving industry standards and customer requirements, and frequent innovations.

The market for business decision management is a new, innovative market, and as such it is too early to identify competition.

Competitive Landscape for our Insurance Software Solutions

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

The insurance software solutions market is highly demanding. Maintaining a leading-edge position is challenging, for several reasons:

-	Development of new core insurance solutions requires heavy R&D investments and an in-depth knowledge of complex insurance environments.
-	Innovation in technology is mandatory to gain new customers.
-	A global presence and the ability to support global insurance operations
-	Regulatory requirements can be burdensome and require specific IT solutions.
-	Continued support and development of the solutions requires a critical mass of customers that support an on-going R&D investment.
-	Know-how of insurance system requirements and an ability to bridge between new systems and legacy technologies must be maintained in many cases

The complex requirements of this market create a high barrier to entrance of new players. As for existing players, these requirements have led to a marked increase in M&A transactions in the insurance software solutions sector, since small, local vendors have not been able to sustain growth without continuing to fund their R&D departments and follow the globalization trend of their customers.

We believe we are well positioned to leverage our modern solutions, customer base and global presence to compete in this market and meet its challenges. In addition, our accumulated experience and expert teams allow us to provide a comprehensive response to the IT challenges of this market.

Some types of competitors are:

-	Global software providers with their own IP.

-	Local/domestic software vendors with their own IP, operating in a designated geographic market and/or within a designated segment of the insurance industry.
-	BPO providers who offer end-to-end outsourcing of insurance carriers business, including core software administration (although BPO providers want to buy comprehensive software platforms to serve as part of the BPO proposition from vendors and may seek to purchase our solutions for this purpose).
-	Internal IT departments, which often prefer to develop solutions in-house.

We differentiate ourselves from our competitors through the following key factors:

•	We offer innovative and modern software solutions, with rich functionality and advanced intuitive user interfaces.
•	We use model-driven architecture that allows rapid deployment of the system while reducing total cost of ownership.
•	Our solutions are built using an architecture that allows customers to implement the full solution or components, and readily integrate the solution or individual components into their existing IT landscape.
•	We recognize technology trends and invest in adjusting our solutions to meet this rapid pace.
•	We are able to fund R&D investments and maintain the competitive advantage of our products because of our large and growing customer base and our financial stability
•	Our delivery methodology is based on extensive insurance industry experience and cooperation with large insurance companies globally.
•	We leverage our proven track record of successful delivery to help our customers deploy our modern solutions while integrating with their legacy environment that must remain supported.

Competitive Landscape for Business Decision Management Solutions

Sapiens DECISION is a pioneer in this innovative, disruptive market landscape. Since the introduction to the market of our innovative approach to enterprise architecture, we have identified only a small number of potential competitors.

We differentiate ourselves through the following key factors:

-	We believe that DECISION is the only solution that offers a true separation of the business logic in a decision management system for large enterprises, and that is currently generally available and already in production.
-	Sapiens DECISION is unique in its proven ability to support complex environments, with full audit trail and governance that is key in large financial services organizations.
-	Our track record of delivering complex, mission-critical solutions, which helps us understand complex environments where DECISION is key.

Geographical Scope of Our Operations

For a breakdown of the geographical regions in which our revenues are generated, please see “Item 5—Operating and Financial Review and Prospects—A. Operating Results—Revenue by geographical region” below in this annual report.

Sales & Marketing

Our main sales channel is direct sales, with a small (yet growing) portion of partner sales. Our sales team is located at our regional offices in North America, the United Kingdom, Belgium, France, Israel, Australia and Japan. The direct sales force is geared to large organizations within the Insurance Industry and the financial services industry.

In 2013, we expanded our investment in sales and marketing to new customers. We intend to further expand our sales and marketing efforts in North America, UK and Europe, as we enhance our local offices with sales, presale, domain expert, and marketing teams that will leverage the vicinity to the customers to drive more business and brand awareness.

In addition, in 2013 we expanded our account management teams. Our have account managers who are focused on building ongoing relationships with existing customers, to maintain a high level of customer satisfaction and identify up-selling opportunities within these organizations. We believe that a high level of post-contract customer support is important to our continued success. In addition, we employ a team of technical specialists who provide a full range of maintenance and support services to our customers to help them fully exploit the capabilities of our solutions.

As part of our sales process, we typically sell a package which includes license, implementation, customization and integration services, and training services. All of our clients for whom we have deployed our solutions elect to enter into an ongoing maintenance and support contract with us.

We aim to expand our distribution model to include more channel partners and system integrators, but we intend to maintain the direct sales model as our prime distribution channel.

We attend major industry trade shows to improve our visibility and our market recognition. Additionally, we host client conferences intended to strengthen our relationship with our existing customer base. We continue investing in our web presence, using the internet and social media networks. We invest in tightening our working relationship and advisory services within the global industry-analyst community.

We work together with standards providers, such as ACORD and MISMO, to further enrich our offering and provide our customers with a comprehensive and innovative solution that addresses the entire breadth of their business needs.

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

Regulatory Impact

The global financial services industry is heavily subject to government regulation, which is constantly changing. Financial services companies must comply with regulations such as the Sarbanes-Oxley Act, Solvency II, Retail Distribution Review (known as RDR) in the United Kingdom, the Dodd-Frank Act and other directives regarding transparency. In addition, many individual countries have increased supervision over financial services operating in their market.

For example, in Europe, regulators have been very active, motivated by past financial crises and the need for pension restructuring. Distribution of policies is being optimized with the increasing use of Bank Assurance (selling of insurance through a bank’s established distribution channels), supermarkets and kiosks (insurance stands). Increased activity such as that in Europe would generally tend to have a positive impact on the demand for our software solutions and services; nevertheless, insurers are cautiously approaching spending increases, and while many companies have not taken proactive steps to replace their software solutions in recent years, many of them are now looking for innovative, modern replacements to meet the regulatory changes.

For further information, please see Item 5.D below, “Trend Information.”

C.	Organizational Structure.

Sapiens International Corporation N.V. (“Sapiens N.V.”) is the parent company of the Sapiens group of companies. Our significant subsidiaries are as follows:

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

Sapiens (UK) Limited: incorporated in England

Sapiens France S.A.S.: incorporated in France

Sapiens Deutschland GmbH: incorporated in Germany

Sapiens Japan Co.: incorporated in Japan and 90% owned by Sapiens B.V.

Sapiens Software Solution (IDIT) Ltd. (“Sapiens IDIT”): incorporated in Israel (owned 100% by Sapiens Technologies (1982) Ltd.)

IDIT Europe N.V.: incorporated in Belgium (owned 100% by Sapiens IDIT)

IDIT APAC PTY. Limited: incorporated in NSW, Australia (owned 100% by Sapiens IDIT)

Sapiens (Singapore) Insurance Solution.: incorporated in Singapore (owned 100% by Sapiens IDIT)

Sapiens Software Solution (Life and Pension) Ltd. (“Sapiens L&P”) : incorporated in Israel (owned 100% by Sapiens Technologies (1982) Ltd.)

Sapiens (UK) Insurance Software Solutions Limited: incorporated in the UK (owned 100% by Sapiens L&P))

Sapiens NA Insurance Solutions Inc.: incorporated in Delaware, US (owned 100% by Sapiens L&P)

Formula Insurance Solutions (FIS) France: incorporated in France (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

FIS- AU Pty Limited: incorporated in Australia (owned 100% by Sapiens (UK) Insurance Software Solutions Limited.)

Neuralmatic Ltd.: incorporated in Israel (owned 66% by Sapiens L&P)

We are a member of the Formula Systems (1985) Ltd. Group (NASDAQ: FORTY and TASE: FORT).

Formula is a holding and managing company of (currently) three publicly traded companies which provide IT solutions worldwide, developing and implementing innovative, proprietary software, services and solutions, turnkey projects and outsourcing services as well as software distribution and support.

As of April 1, 2014, based on the last amendment to its Schedule 13D, filed on May 6, 2013, in which it reported ownership of 22,369,035 Common Shares, and based on our 46,881,450 outstanding Common Shares as of April 1, 2014, Formula beneficially owned approximately 47.7% of our outstanding Common Shares. As of April 1, 2014, Asseco beneficially owned 46.4% of the outstanding share capital of Formula.

Based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us.

D.	Property, Plants and Equipment.

We lease office space in Israel, the United States, Canada, the United Kingdom, Belgium and Japan. The lease terms for the spaces that we currently occupy are generally five to eleven years. In Israel, based on our current occupancy, we lease approximately 101,000 square feet of office space; in the United States, approximately 9,100 square feet; in Canada, approximately 8,900 square feet; in the United Kingdom, approximately 14,200 square feet, in Belgium, approximately 3,400 square feet and in Japan, approximately 4,400 square feet. In 2013, our rent costs totaled $3.4 million, in the aggregate, for all of our leased offices. Our corporate headquarters are located in Israel and our core research and development activities are performed at our offices across Israel. In July 2013 we consolidated all of our operations in Israel and moved to our new location in Azrieli Center in Holon. The lease at that facility is for a term of 11 years and we have an option to extend the term for an additional five years. We believe that our existing facilities are adequate for our current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere herein.

Overview

We are a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector.We offer core software solutions for Property & Casualty/General Insurance (P&C), and Life, Annuities, & Pensions (L&P) providers, allowing them to manage policy administration, claims management and billing functions. We also provide record-keeping software solutions for Retirement Services providers. In addition, we offer a variety of other technology-based solutions that enable organizations to deploy business logic and comply with policies and regulations across their organizations. Our solutions enable customers to respond to evolving market needs and regulatory changes, while improving the efficiency of their core operations, thereby increasing revenues and reducing costs.

We derive our revenues principally from the sale, implementation, maintenance and support of our solutions and from the provision of consulting and other services related to our products. Revenues are comprised primarily of revenues from services, including systems integration and implementation and product maintenance and support, and from licenses of our products.

We also generate revenues from other customers unrelated to the financial services industry, which use our legacy solution based on e-Merge software. For these customers, except for the difference in the target industry, the composition of revenues described in the preceding paragraph (that is, services and licenses) is applicable as well. See “Critical Accounting Policies and Estimates” below for a discussion of how we account for our revenues and their associated costs.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our financial statements required us to make estimations and judgments that affect the reporting amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities within the reporting period. We have based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. More detailed descriptions of these policies are provided in Note 2 to our consolidated financial statements included under Item 18 of this annual report.

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

We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses which normally include significant implementation and that is considered essential to the functionality of the license. We account for the services (either fixed price or T&M -Time and Materials) together with the software under contract accounting using the percentage-of-completion method in accordance with Accounting Standards Codification, or ASC, 605-35, “Construction-Type and Production-Type Contracts”. The percentage of completion method is used when the required services are quantifiable, based on the estimated number of labor hours necessary to complete the project, and under that method revenues are recognized using labor hours incurred as the measure of progress towards completion.

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

In accordance with ASC 985-605, we established Vendor Specific Objective Evidence, or VSOE, of fair value of maintenance services (PCS) based on the Bell-Shaped approach and determined VSOE for PCS, based on the price charged when the element is sold separately (that is, the actual renewal rate). Our process for establishing VSOE of fair value of PCS is through performance of VSOE compliance test which is an analysis of the entire population of PCS renewal activity for its installed base of customers.

Provisions for estimated losses on contracts in progress are made in the period in which they are first determined, in the amount of the estimated loss on the entire contact. Provisions for estimated losses are presented in accrued expenses and other liabilities.

In addition, we derive a significant portion of our revenues from post implementation consulting services provided on a time and materials, or T&M, basis, which are recognized as services are performed.

Maintenance revenue is recognized ratably over the term of the related maintenance agreement.

Deferred revenues and customer advances include unearned amounts received under maintenance and support agreements and amounts received from customers, for which revenues have not yet been recognized.

We perform ongoing credit evaluations on our customers. Under certain circumstances, we may require prepayment. An allowance for doubtful accounts is determined with respect to those amounts that we determine to be doubtful of collection. Provisions for doubtful accounts were recorded in general and administrative expenses.

Business Combination

According to ASC 805 “Business Combination” we are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. In allocating the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, we developed the required assumptions underlying the valuation work. Critical estimates in developing such assumptions underlying the valuing of certain of the intangible assets include but are not limited to: future expected cash flows from customer contracts, acquired developed technologies and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, utilizing a market participant approach, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. We were assisted by third party valuators in applying the required economic models (such as income approach), in order to estimate the fair value of assets acquired and liabilities assumed in our business combination transaction.

Goodwill, long lived assets and other identifiable intangible assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350,” Intangibles—Goodwill and Other” goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Previously, we operated in two reporting units: Sapiens and IDIT. Following a reorganization in 2013, our Sapiens reporting unit was divided into three reporting units: Sapiens, FIS and Decision. The goodwill was allocated based on the relative fair value of these three reporting units. As a result of this reorganization, we now operate in a total of four reporting units: Sapiens, FIS, Decision and IDIT.

In September 2011, the FASB issued ASU 2011-08, which amended the rules for testing goodwill for impairment. Under the new rules, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.

In 2011, we adopted the provisions of ASU 2011-08 for our annual impairment test in the fourth quarter of each year. This analysis determined that no indicators of impairment existed primarily because (1) our market capitalization has consistently exceeded our book value by a sufficient margin, (2) our overall financial performance has been stable since the acquisition, and (3) forecasts of operating income and cash flows appear sufficient to support the book values of the net assets of each reporting unit.

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

As of December 31, 2013, we had a total of $30.0 million of intangible assets , primarily comprised of capitalized software as well as core technology and customer relationship mainly from the acquisitions of IDIT and FIS in August 2011.

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

We evaluate our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, in accordance with ASC 360 (as described above). In evaluating potential impairment of these assets, we specifically consider whether any indicators of impairment are present, including, but not limited to whether there:

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

Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board, or FASB, issued guidance that requires that a nonrecognized tax benefit be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. This net presentation is required unless a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset to settle any additional income tax that would result from the disallowance of the unrecognized tax benefit. This guidance is effective for fiscal year beginning after December 15, 2013, with early adoption permitted. We believe that the adoption of this standard will not have a material impact on our consolidated financial statements.

In March 2013, the FASB issued further guidance on accounting for the release of a cumulative translation adjustment into net income when a parent company either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets and provides guidance for the acquisition in stages of a controlling interest in a foreign entity. This guidance is effective for fiscal years beginning after December 15, 2013, with early adoption permitted. We believe that the adoption of this standard will not have a material impact on our consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, “Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income.” Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income, or AOCI, by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 is effective for our company on January 1, 2013. Since this standard only impacts presentation and disclosure requirements, its adoption did not have a material impact on our consolidated results of operations or financial condition.

A.          Operating Results. The following tables set forth certain data from our results of operations for the years ended December 31, 2012 and 2013, as well as such data as a percentage of our revenues for those years. The data has been derived from our audited consolidated financial statements included in this annual report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this annual report.

Statement of Income Data
(U.S. dollars, in thousands, except share and per share data)

	Year ended December 31,
	2012	2013
Revenues	$113,909	$135,377
Cost of revenues	66,459	84,971
Gross profit	47,450	50,406
Operating expenses:
Research and development, net	10,169	11,846
Selling, marketing, general and administrative	25,236	26,677
Total operating expenses	35,405	38,523
Operating income	12,045	11,883
Financial income, net	193	520
Income before taxes on income	12,238	12,403
Taxes on income	(435)	(811)
Net income	11,803	11,592
Attributable to non-controlling interests	23	(12)
Net income attributable to Sapiens' shareholders	$11,780	$11,604

Statement of Income Data as a Percentage of Revenues

	Year ended December 31,
	2012	2013
Revenues	100.0%	100.0%
Cost of revenues	58.3%	62.8%
Gross profit	41.7%	37.2%
Operating expenses:
Research and development, net	8.9%	8.8%
Selling, marketing, general and administrative	22.2%	19.7%
Total operating expenses	31.1%	28.5%
Operating income	10.6%	8.8%
Financial income, net	0.1%	0.4%
Income before taxes on income	10.7%	9.2%
Taxes on income	0.3%	0.6%
Net income	10.4%	8.6%
Attributable to non-controlling interests	0.1%	0.0%
Net income attributable to Sapiens' shareholders	10.3%	8.6%

Comparison of the Years ended December 31, 2012 and 2013

Revenues

Our overall revenues increased by $21.5 million, or 18.8%, to $135.4 million for the year ended December 31, 2013 from $113.9 million in the year ended December 31, 2012. This growth in revenues was generated from an increase of $5.1 million in sales of licenses of our software solutions and an increase of $16.3 million in revenues from project delivery and implementation services, support and maintenance services and other post implementation professional services.

A breakdown of our overall revenues into license and services revenues for the years ended December 31, 2012 and 2013, the percentage those respective categories of revenues constituted out of our total revenues in those years, and the percentage change for each such category of revenues from 2012 to 2013, are provided in the below table:

	Year ended December 31, 2012		Year-over- year	Year ended December 31, 2013
	Revenues	Percentage	change	Revenues	Percentage
Revenue category	($ in thousands)
License	$10,025	8.8%	49.8%	$15,164	11.2%
Services	103,884	91.2%	15.7%	120,213	88.8%
Total	$113,909	100%	18.8%	$135,377	100%

License revenues are primarily comprised of revenues that we realize from a perpetual license and also from term based software licenses as part of an overall solution that we offer to our customers and sales of upgrades to our software. License revenues in 2013 increased by $5.1 million, or 51.3%, to $15.2 million, of which 52.1%, or $2.7 million, was attributable to increase in sales of licenses as part of implementation of new projects and progress in our implementation of ongoing projects in North America.

Service revenues are comprised of implementation services related to our solutions and post-implementation services such as ongoing support and maintenance, and professional services.

Revenues from services in 2013 increased by $16.3 million, or 15.7%, to $120.2 million, of which 71%, or $11.7 million, was attributable to an increase in services revenues from new implementation projects and progress in our implementation of ongoing projects in Europe (including the United Kingdom).

Revenues by geographical region

The dollar amount and percentage share of our revenues attributable to each of the geographical regions in which we conduct our operations for the years ended December 31, 2012 and 2013, respectively, as well as the percentage change between such years, were as follows:

	Year ended December 31, 2012		Year-over- year	Year ended December 31, 2013
($ in thousands)	Revenues	Percentage	change	Revenues	Percentage
Geographical region
North America*	$35,519	31%	25%	$44,237	33%
United Kingdom	26,630	24%	17%	31,115	23%
Rest of Europe	16,140	14%	54%	24,862	18%
Israel	23,100	20%	-	23,009	17%
Asia Pacific	12,520	11%	(3)%	12,154	9%
Total	$113,909	100%	19%	$135,377	100%

*Revenue amounts for North America that are shown in the above table consist of revenues from the United States, except for approximately $1.9 million and $1.1 million of revenues generated in Canada in the years ended December 31, 2012 and 2013, respectively.

Our revenues in North America increased by $8.7 million, or 25%, to $44.2 million in the year ended December 31, 2013 from $35.5 million in the year ended December 31, 2012. An increase of $6.0 million or, 69% was attributable to increase in services revenues related to our various products in North America.

Our revenues in the United Kingdom increased by $4.5 million, or 17%, to $31.1 million in the year ended December 31, 2013 from $26.6 million in the year ended December 31, 2012. The vast majority of the increase—96%, or $4.3 million—was attributable to an increase in services revenues related to our various products in the United Kingdom.

Our revenues in the Rest of Europe increased by $8.7 million, or 54%, to $24.9 million in the year ended December 31 2013 from $16.1 million in the year ended December 31, 2012. 89% of such increase, or $7.7 million was attributable to an increase in services revenues related to our various products in the Rest of Europe.

Our revenues in Asia Pacific, or APAC, decreased by 3%, year over year, in the year ended December 31 2013, representing a non-material change.

We expect our revenues to continue to increase in 2014 from ongoing projects and from new projects we expect to begin in 2014. In particular, we anticipate that significant sources of growth in our revenues will be (i) recurring revenues from existing clients and (ii) sales in North America and Europe.

Cost of revenues

Our cost of revenues for the years ended December 31, 2012 and 2013, respectively (both in absolute terms and as a percentage of our overall revenues), as well as the percentage change between those years, are provided in the below table:

($ in thousands)	Year ended December 31, 2012	Year-over- year change	Year ended December 31, 2013
Cost of revenues	$66,459	27.9%	$84,971
Cost of revenues as a percentage of revenues	58.3%		62.8%

Our cost of revenues increased by $18.5 million, or 27.9%, to $85.0 million for the year ended December 31, 2013, as compared to $66.5 million in the year ended December 31, 2012. Cost of revenues also increased as a percentage of our revenues in the year ended December 31, 2013, to 62.8%, as compared to 58.3% during the year ended December 31, 2012.

Cost of revenues was comprised of salaries and other personnel-related expenses of software consultants and engineers of $68.5 million, or 80.6% of our total costs of revenues in 2013, compared to $53.0 million, or 79.8% of our total cost of revenues in 2012. The increase in salaries and other personnel-related expenses of $15.5 million (both in absolute terms and as a percentage of revenues) was attributable to our hiring more employees and subcontractors to support the increasing demands for our products. Trips and travels totaled $5.8 million, or 6.8%, of our total cost of revenues in 2013, compared to $3.5 million, or 5.3%, in 2012. Amortization of capitalized software development costs and other intangible assets was $5.4 million, or 6.3%, of our total cost of revenues in 2013 compared to $4.6 million, or 6.9%, of our total cost of revenues, in 2012.

Gross profit

Our gross profit for the years ended December 31, 2012 and 2013, respectively (both in absolute terms and as a percentage of our overall revenues), as well as the percentage change between those years, are provided in the below table:

($ in thousands)	Year ended December 31, 2012	Year-over- year change	Year ended December 31, 2013
Gross profit	$47,450	6.2%	$50,406
Gross profit as a percentage of revenues	41.7%		37.2%

Our gross profit increased by $3.0 million, or 6.2%, to $50.4 million for the year ended December 31, 2013, as compared to $47.5 million in the year ended December 31, 2012. The decrease in gross profit as a percentage of revenues for the year ended December 31, 2013 was primarily due to our implementation of projects in that year that had a higher cost of revenues, and, consequently, a lower gross margin. Please see the information under “Cost of revenues” above for details concerning the components of, and changes in (from 2012 to 2013), cost of revenues.

Notwithstanding the decrease in gross profit margin for the year ended December 31, 2013 relative to the prior year, we expect our gross profit to continue to increase in line with the increase in our revenues, and we do not anticipate significant changes in our cost of revenues that would adversely impact or improve our gross margins or our gross profit.

Operating expenses

The amount of each category of operating expense for the years ended December 31, 2012 and 2013, respectively, as well as the percentage change in each such expense category between such years, and the percentage of our revenues constituted by our total operating expenses in each such year, is provided in the below table:

($ in thousands)	Year ended December 31, 2012	Year- over- year change	Year ended December 31, 2013
Research and development, net	$10,169	16.5%	$11,846
Selling, marketing, general and administrative	25,236	5.7%	26,677
Total operating expenses	$35,405	8.8%	$38,523
Percentage of total revenues	31.1%		28.5%

Research and Development, net

Research and development, or R&D, expenses, net increased by 16.5% for the year ended December 31, 2013 compared to the year ended December 31, 2012. Such increase was attributable to increased research and development aimed at expediting and deepening our product development efforts as part of our growth strategy. Our gross research and development expenses for the year ended December 31, 2013 totaled $17.2 million compared to $13.6 million in 2012. Such increase of 26.6% is in line with our efforts to support our future growth and support demand for product enhancements and future products. Capitalization of software development costs accounted for $5.4 million of our net research and development expenses for the year ended December 31, 2013, compared to $3.4 million in the year ended December 31, 2012, reflecting an intensification of our research and development efforts. As a percentage of total revenues, our net research and development expenses constituted 8.9% and 8.8% for the years ended December 31, 2012 and 2013, respectively.

Research and development expenses, gross, included salaries and other personnel-related expenses of software consultants and engineers in amounts of $15.1 million, or 87.4% of the gross R&D expenses, in 2013, compared to $12.5 million, or 92.1% in 2012. Research and development expenses, gross, also included capitalized software development costs in 2013 and 2012, in the respective amounts described in the preceding paragraph. Gross R&D expenses were equal to 12.7% of our revenue in 2013 compared to 12% in 2012.

Selling, Marketing, General and Administrative expenses

Selling, Marketing, General and Administrative expenses, or SG&A expenses, increased by 5.7% for the year ended December 31, 2013 compared to the year ended December 31, 2012. As a percentage of total revenues, our SG&A decreased to 19.7% from 22.2%, resulting from our continuing integration activities that are aimed at optimizing our management and administration teams following our acquisitions of IDIT and FIS on August 31, 2011, which have increased the efficiency of our SG&A related activities each year thereafter. SG&A expenses include costs of salaries of sales, marketing, management and administrative employees, office expenses, communications expenses, expenses related to external consultants and other expenses. Salaries and other personnel-related expenses were $14.8 million in each of 2013 and 2012, or 55.5% and 58.5%, of SG&A expenses in those respective years. Trips and travels were $1.8 million, or 6.7%, of SG&A expenses in 2013, compared to $ 1.9 million, or 7.4%, of SG&A expenses in 2012.

We expect to increase our selling and marketing expenses in line with our strategic goal of increasing our presence and the market awareness of our brand by intensifying our marketing efforts and adding distribution channels. While we intend to continue to invest in our selling and marketing efforts, we do not expect the rate of spending for selling and marketing to increase materially as a percentage of our revenues (and this actually decreased as a percentage of our revenues in 2013).

Operating income

Operating income and operating income as a percentage of total revenues for the years ended December 31, 2012 and 2013, respectively, as well as the percentage change in operating income between such years, were as follows:

($ in thousands)	Year ended December 31, 2012	Year-over- year change	Year ended December 31, 2013
Operating income	$12,045	(1.3%)	$11,883
Percentage of total revenues	10.6%		8.8%

Our operating income was $11.9 million in 2013 compared to $12.0 in 2012. Operating income, as a percentage of revenues, decreased by 1.3% in 2013 compare to 2012, due to the increase in our cost of revenues and our research and development expenses during the year ended December 31, 2013 (as described above), which more than offset the 18.8% increase in our revenues during 2013. In particular, this reflected our implementation of certain projects with higher cost of revenues in 2013.

Financial income, net

The amount of our financial income, net, for the years ended December 31, 2012 and 2013, respectively, and the percentage of our revenues for those respective years constituted by such amounts, as well as the percentage change in such amounts between such years, were as follows:

($ in thousands)	Year ended December 31, 2013	Year-over- year change	Year ended December 31, 2013
Financial income, net	$193	169.4%	$520
Percentage of total revenues	0.1%		0.4%

Financial income, net, was $0.6 million for year ended December 31, 2013 compared to $0.2 million in the year ended December 31, 2012. This change was attributable to the effects of changes in currency exchange rates.

We engage in economic hedging in order to help protect against fluctuation in foreign currency exchange rates. Instruments that we use to manage currency exchange risks may include foreign currency forward contracts. The purpose of our foreign currency hedging activities is to protect our company from the risk that the eventual dollar cash flows from our international activities will be adversely affected by changes in the exchange rates. These instruments are used selectively to manage risks, but there can be no assurance that we will be fully protected against material foreign currency fluctuations. We do not use these instruments for speculative or trading purposes.

Taxes on income

Taxes on income, both as a stand-alone number and as a percentage of income before taxes on income, for the years ended December 31, 2012 and 2013, respectively, as well as the percentage change in the amount of taxes on income between such years, were as follows:

($ in thousands)	Year ended December 31, 2012	Year-over- year change	Year ended December 31, 2013
Taxes on income	$435	86.4%	$811
As a percentage of income before taxes on income	3.6%		6.5%

The increase in our expense from taxes on income resulted from an increase in our income in the United States, United Kingdom and other jurisdictions in which we operate, as well as an increase in our deferred tax expenses associated with utilizing a portion of our net operating losses.

Our provision for taxes on income relates to operations in jurisdictions other than Curaçao. Our effective income tax rate varies from year to year as a result of the various jurisdictions in which we operate, as each jurisdiction has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowance of deductions, credits and other benefits). We record a valuation allowance if we believe that it is more likely than not that the deferred income taxes regarding the loss carry forwards and other temporary differences, on which a valuation allowance has been provided, will not be realized in the foreseeable future. We do not recognize certain of the deferred tax assets relating to the net operating losses of certain of our subsidiaries worldwide due to the uncertainty of the realization of such tax benefits in the foreseeable future. During 2013, there were no major changes in our valuation allowance.

Net income attributable to Sapiens shareholders

The amount of net income attributable to Sapiens shareholders and such amount as a percentage of revenues for the years ended December 31, 2012 and 2013, respectively, as well as the percentage change in net income attributable to Sapiens shareholders between such years, were as follows:

($ in thousands)	Year ended December 31, 2012	Year-over- year change	Year ended December 31, 2013
Net income attributable to Sapiens shareholders	$11,780	(1.5%)	$11,604
Percentage of total revenues	10.3%		8.6%

As a percentage of total revenues, our net income attributable to Sapiens shareholders decreased from 10.3% in the year ended December 31, 2012 to 8.6% for the year ended December 31, 2013, reflecting the cumulative effect of all of the above described line items from our statements of income.

Comparison of the Years ended December 31, 2011 and 2012

Revenues

Our revenues for the years ended December 31, 2011 and 2012, as well as the percentage change between such years, are provided in the below table:

($ in thousands)	Year Ended December 31, 2011	Year-over- Year change	Year Ended December 31, 2012
Revenues	$69.9	62.9%	$113.9

Total revenues increased to $113.9 million in 2012 from $69.9 million in 2011. This increase of $44 million, or 63%, was primarily due to the inclusion of a full year of revenues of the businesses we acquired in August 2011 compared to approximately four months of revenues from those businesses in 2011, and a net increase of $16.2 million in new and ongoing implementation projects, primarily in North America and Europe, in 2012 compared to our pro forma revenue in 2011 assuming that we acquired the new businesses on January 1, 2011.

Revenues by geographical region

The dollar amount and percentage share of our revenues attributable to each of the geographical regions in which we conduct our operations for the years ended December 31, 2011 and 2012, respectively, as well as the percentage change between such years, were as follows:

	Year ended December 31, 2011		Year-over- year	Year ended December 31, 2012
($ in thousands)	Revenues	Percentage	change	Revenues	Percentage
Geographical region
North America	$20,889	30%	70%	$35,519	31%
United Kingdom	14,672	21%	81%	26,630	24%
Rest of Europe	4,870	7%	231%	16,140	14%
Israel	21,470	31%	8%	23,100	20%
Asia Pacific	8,026	11%	56%	12,520	11%
Total	$69,927	100%	63%	$113,909	100%

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

Cost of Revenues and Gross Profit

Our cost of revenues for the years ended December 31, 2012 and 2011, respectively, as well as the percentage change between those years, are provided in the below table:

($ in thousands)	Year ended December 31, 2011	Year-over- year change	Year ended December 31, 2012
Cost of revenues	$40,067	65.9%	$66,459
Cost of revenues as a percentage of revenues	57.3%		58.3%

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

Operating expenses

The amount of each category of operating expense for the years ended December 31, 2011 and 2012, respectively, as well as the percentage change in each such expense category between such years, and the percentage of our revenues constituted by our total operating expenses in each such year, is provided in the below table:

($ in thousands)	Year ended December 31, 2012	Year- over- year change	Year ended December 31, 2013
Research and development, net	$5,008	103.1%	$10,169
Selling, marketing, general and administrative	18,113	39.3%	25,236
Acquisitions-related and restructuring costs	1,115	-	-
Total operating expenses	$24,236	46.1%	$35,405
Percentage of total revenues	34.7%		31.1%

Research and Development, net

Research and development (“R&D”) costs are mainly comprised of labor costs, reduced by capitalization of software development costs.

Research and development costs, net, increased 103% to $10.2 million in 2012 compared to $5 million in 2011. Gross R&D expenses were $13.6 million in 2012 compared to $9.7 million in 2011. This increase of $3.9 million or 40% was due to increased R&D expenses resulting from the inclusion of a full year of R&D expenses related to the businesses we acquired in August 2011 compared to approximately four months of R&D expenses from those businesses in 2011 and increased R&D spending for development of our solutions including our DECISION solution. Salaries and other personnel-related expenses of software consultants and engineers costs comprised 92% of the gross R&D expenses. Capitalization of software development costs were $3.5 million in 2012 compared to $4.7 million in 2011. Gross R&D expenses were equal to 12% of our revenue in 2012 compare to 14% in 2011.

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

Financial income (expenses), net

The amount of our financial income, net, for the years ended December 31, 2011 and 2012, respectively, and the percentage of our revenues for those respective years constituted by such amounts, as well as the percentage change in such amounts between such years, were as follows:

($ in thousands)	Year ended December 31, 2011	Year-over- year change	Year ended December 31, 2012
Financial income, net	$104	85.6%	$193
Percentage of total revenues	0.1%		0.3%

Financial income, net, was $0.2 million in 2012 compared to $0.1 million in 2011. This change was primarily due to the effect of changes in currency rates.

Taxes on Income

Taxes on income, both as a stand-alone number and as a percentage of income before taxes on income, for the years ended December 31, 2011 and 2012, respectively, as well as the percentage change in the amount of taxes on income between such years, were as follows:

($ in thousands)	Year ended December 31, 2011	Year-over- year change	Year ended December 31, 2012
Taxes on income (tax benefits)	$(230)	189.1%	$435
As a percentage of income before taxes on income	(4.0%)		6.5%

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

Net Income attributable to Sapiens shareholders

The amount of net income attributable to Sapiens shareholders and such amount as a percentage of revenues for the years ended December 31, 2011 and 2012, respectively, as well as the percentage change in net income attributable to Sapiens shareholders between such years, were as follows:

($ in thousands)	Year ended December 31, 2011	Year-over- year change	Year ended December 31, 2012
Net income attributable to Sapiens shareholders	$5,897	99.8	$11,780
Percentage of total revenues	8.4%		10.3%

Net income attributable to Sapiens shareholders increased to $11.8 million in 2012 from $5.9 million in 2011. The increase of $5.9 million, or 100%, was due to a $6.4 million increase in operating income in 2012, from $5.6 million in 2011 to $12.0 million in 2012, which was driven by operational synergy and improved profitability of the acquired companies in 2012 and the increase in revenues from the sales and implementation of our solutions to our customers. The increase in operating income was offset by an increase in tax expenses of $0.6 million.

Impact of Tax Policies and Programs on our Operating Results

For a description of the tax regulations that have a material impact on our operating results, particularly in Israel, where we have our headquarters, please see “Item 10. Additional Information—E. Taxation— Israeli Tax Considerations and Government Programs” below in this annual report.

B.	Liquidity and Capital Resources.

To date, we have substantially satisfied our capital and liquidity needs through cash flows from operations.

Cash flows provided by operations were $18.8 million and $17.3 million during the years ended December 31, 2012 and 2013, respectively. We used $4.9 million and $9.7 million of cash in investing activities during the years ended December 31, 2012 and 2013, respectively. Our financing activities also had an impact on our cash resources in each of the years ended December 31, 2012 and 2013, as we paid out a cash dividend amounting to $5.8 million, in the aggregate, in 2012, and we issued and sold shares in a public offering, which raised $37.8 million of cash, in 2013. As of December 31, 2012 and 2013, we had $29.0 million and $70.3 million, respectively, of cash, cash equivalents and investments, and $18.7 million and $62.8 million, respectively, of working capital.

We expect that we will continue to generate positive cash flows from operations on an annual basis, although this may fluctuate significantly on a quarterly basis. As such, we believe that our existing cash and cash equivalents and sources of liquidity will be sufficient to fund our operations for at least the next 12 months. Our future capital requirements will depend on many factors, including the rate of growth of our revenues, the expansion of our sales and marketing activities and the timing and extent of our spending to support our research and development efforts and expansion into other markets. We may also seek to invest in, or acquire complementary businesses, applications or technologies. To the extent that existing cash and cash equivalents and cash from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Cash Flows

The following table summarizes the sources and uses of our cash in the years ended December 31, 2012 and 2013:

	Year ended December 31,
	2012	2013
	(in thousands US$)
Net cash provided by operating activities	$18,792	$17,266
Net cash used in investing activities	(4,859)	(9,731)
Net cash provided by (used in) financing activities	(5,983)	33,521

Net cash provided by operating activities was $17.3 million in 2013, compared with net cash provided by operating activities of $18.8 million in 2012. The decrease primarily resulted from a slight decrease in net income (from $11.8 million to $11.6 million from 2012 to 2013), as adjusted for the following non-cash income statement items and changes in assets: an increase in trade receivables of $6.7 million in 2013 compare to a more modest increase of $1.6 million in 2012, and an increase in other operating assets of $2.3 million in 2013 compared to a decrease of $0.2 million in 2012. These factors were offset, in part, by an increase in deferred revenues and customer advances of $2.5 million in 2013 compared to a decrease of $2.4 million in 2012, and an increase in deferred tax assets of $1.1 million in 2013 compared to a decrease of $0.2 million in 2012.

Net cash used in investing activities was $9.7 million in 2013, compared to $4.9 million in 2012. The increase of $4.8 million primarily resulted from an increase of $2.8 million in our investments for the purchase of property and equipment in 2013 compared to 2012. This increase primarily related to leasehold improvements associated with our having moved into our new headquarters building in Israel in 2013. Our capitalized software development costs also increased in 2013, by $1.9 million compared to 2012.

Net cash provided by financing activities was $33.5 million in 2013, compared to net cash used in financing activities of $6.0 million in 2012. The change resulted primarily from the net cash provided by our issuance and sale of Common Shares in our public offering in 2013, which raised $37.8 million of cash, which was partially offset by our use of $5.8 million of cash, in the aggregate, for the payment of a dividend in 2013. In 2012, our primary use of cash for financing activities was cash used for our repurchase of shares, which used an aggregate of $7.0 million of cash.

C.	Research and Development, Patents and Licenses, etc.

See the captions titled “Research and Development, net” in section A. “Operating Results” of this Item 5 above for a description of our R&D policies and amounts expended thereon during the last two fiscal years.

D.	Trend Information

There are various sales and marketing trends that influence our business. According to research and advisory firm CELENT (Report Name: IT Spending in Insurance - A Global Perspective; Publication Date: March 18 2013; Author: Juan Mazzini, Karen Monks, Catherine Stagg-Macey, Wenli Yuan), global IT spending in insurance is expected to grow to $147.3 billion in 2014 and to $154.5 billion in 2015. This spending relates to the target market for Sapiens' software solutions and related services.

CELENT also projects that IT spending in North America will climb to US$58.5 billion in 2015, a CAGR of 4.6% from 2013 to 2015. IT spending in Europe will climb to US$53.0 billion in 2015, a CAGR of 0.9% from 2013 to 2015 and that IT spending in the Asia Pacific region is expected to grow to a relatively modest rate (3.7% CAGR). Spending in this region will grow to US$31.1 billion in 2015.

According to CELENT, IT spending in external software and services, which is the market we address, is expected to grow to approximately $59.9 billion by 2014 and $63.7 billion by 2015. CELENT reports that growth in external software and services is driven both by pure growth in IT spending, but also from shift of IT spending from internal to external providers, like Sapiens. This is due to the move from in-house, home-grown solutions to packaged solutions, as IT departments recognize the value of buying software solutions from specialized vendors, rather than developing internal solutions that are hard to maintain and do not have the advantage of R&D investments at the rate that is invested by outside vendors.

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

According to Gartner (Finding the Best Approach to Decision Management, February 26, 2014), decision management improves the intelligence of business operations by enabling fast, consistent and precise fact-based decisions. The vast increase in the amount of available data, and the decreasing cost of computers, memory, mobile devices, sensors and communication networks, have given enterprises the opportunity to greatly improve their operational effectiveness and efficiency. However, they need decision management to help them deal with the volume of data and the complexity of computation in some modern decision-making scenarios.

E.	Off-Balance Sheet Arrangements

We have not engaged in nor been a party to any off-balance sheet transactions.

F.	Contractual Obligations

The following table sets forth information on our short-term and long-term contractual obligations as at December 31, 2013 (in thousands of dollars).

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years

Accrued severance pay, net (1)	$1,387				$1,387
Operating leases	$17,304	$2,718	$5,644	$5,114	$3,828
Liability to the OCS(2)	$269	$269
Total Contractual Cash Obligations	$18,961	$2,987	$5,644	$5,114	$5,216
Uncertain Income Tax Position(3)	$652

(1)	Accrued severance pay relates to accrued severance obligations mainly to our Israeli employees as required under Israeli labor law. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.
(2)	Does not include contingent liabilities to the OCS of approximately $7.6 million as described in Note 9(a) to our consolidated financial statements contained elsewhere in this report.
(3)	See Note 10(i) of our consolidated financial statements contained elsewhere in this annual report, as of December 31, 2013. Due to the uncertainties related to those tax matters, we are currently unable to make a reasonably reliable estimate of when cash settlement with a relevant tax authority will occur.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table and below biographies set forth certain information regarding the current executive officers and directors of the Company as of February 25, 2014.

Name	Age	Position
Guy Bernstein	46	Chairman of the Board of Directors
Roni Al Dor	53	President, Chief Executive Officer and Director
Naamit Salomon	50	Director
Yacov Elinav (1)	69	Director
Uzi Netanel (1)	78	Director
Eyal Ben Chlouche (1)	52	Director
United International Trust N.V. (2)		Director
Roni Giladi	43	Chief Financial Officer

(1)	Member of Audit Committee
(2)	United International Trust N.V. or UIT, is a corporate body organized under the laws of Curaçao. Mr. Gregory Elias exercises decision making authority for UIT. The Articles of Incorporation of the Company provide that a corporate body may be a member of the Board of Directors.

Guy Bernstein has served as a director of the Company since January 1, 2007 and was appointed Chairman of the Board of Directors on November 12, 2009. Mr. Bernstein has served as the chief executive officer of Formula Systems, our parent company, since January 2008.  From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze. He also served as a director of Emblaze from April 2004 until November 2010. Prior to joining Emblaze, Mr. Bernstein served as Chief Financial and Operations Officer of Magic Software Enterprises Ltd. (“Magic”) (NASDAQ: MGIC), a position he held since 1999. Mr. Bernstein joined Magic from Kost Forer Gabbay & Kasierer, a member of EY Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein also serves as Chief Executive Officer of Magic and Chairman of the Board of Matrix IT Ltd. Mr. Bernstein is a Certified Licensed Public Accountant and holds a BA in Accounting and Economics from Tel Aviv University.

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

Naamit Salomon has served as a director of the Company since September 2003. She held the position of Chief Financial Officer of Formula from August 1997 until December 2009. Since January 2010 Ms. Salomon has served as a partner in an investment company. Ms. Salomon also serves as a director of Magic. From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group. Ms. Salomon holds a BA in economics and business administration from Ben Gurion University and an LL.M. from the Bar-Ilan University.

Yacov Elinav has served as a director of the Company since March 2005. For over 30 years, Mr. Elinav served in various positions at Bank Hapoalim B.M., which is listed on the London and Tel Aviv Stock Exchanges, including over 10 years as a member of the Board of Management, responsible for subsidiary and related companies.  From 1992 through 2006, Mr. Elinav served as Chairman of the Board of Directors of Diur B.P. Ltd., the real estate subsidiary of Bank Hapoalim. From August 2004 until 2009, Mr. Elinav has served as Chairman of the Board of Directors of DS Securities and Investments, Ltd. From August 2004 through 2008, Mr. Elinav served as Chairman of the Board of Directors of DS Provident Funds Ltd. and has served as Chairman of the Board of Directors of Golden Pages Ltd. from 2010 to the present time. Mr. Elinav also serves on the Board of Directors of several other public and private companies. Mr. Elinav is an independent director.

Uzi Netanel has served has a director of the Company since March 2005. He has served as chairman of the Board of Directors of Maccabi Enterprise Development & Management Ltd., and as Chairman of Maccabi Group Holdings Ltd. from 2005 through 2011. From 2004 through 2007, Mr. Netanel served as Chairman of Board of Directors of M.L.L Softwear & Computers, and from 2000 through 2011 served as a director of Bazan and Carmel Olephine. From 2001 through 2003, Mr. Netanel served as partner in the FIMI Opportunity Fund. From 1993 through 2001, he served as Active Chairman of Israel Discount Capital Markets and Investments Ltd. From 1997 to 1999 Mr. Netanel served as Chairman of Poliziv Plastics Company (1998) Ltd. Mr. Netanel also serves on the Board of Directors of The Maman Group, Acme Trading, Scope Metals Ltd. (external director), Gadot Biochemicals,  Assuta Health Centers, and Maccabi Health Services. Mr. Netanel is an independent director.

United International Trust N.V. (“UIT”) is a corporate body organized and existing under the laws of the Netherlands Antilles.  It, or one of its predecessor entities, has provided the Company with corporate-related services since April 1990, including serving as the Company's transfer agent and registrar, maintaining the corporate-related records of the Company, and filing various corporate documents and the annual corporate tax return with the governmental authorities in the Netherlands Antilles.  In January 1, 2007, UIT was established by former shareholders of Intertrust (Curacao) N.V., including Mr. Elias, which subsequently operated under the names of MeesPierson Intertrust (Curacao) N.V. and Fortis Intertrust (Curacao) N.V.   Between 2005 and June 2009, Mr. Elias acted as a Supervisory Board Member of Banco di Caribe and currently acts as Of Counsel thereto. Mr. Elias also serves as special counsel to the Government of Curaçao, in international finance / tax matters. He holds board positions in several organizations of a social, economic, (e)-commercial and charitable nature. He was knighted Companion of the Order of Orange-Nassau in March 2011 for his numerous contributions to charity and community projects over the past 30 years. Mr Elias holds two Masters degrees in Law from the University of Amsterdam, the Netherlands.

Roni Giladi joined the Company as Chief Financial Officer in July 2007. Prior to joining the Company, Mr. Giladi served as the Director of Finance at Emblaze from January 2007. Prior to joining Emblaze, Mr. Giladi served as Chief Financial Officer of RichFX, from August 2003 until November 2006, after serving as Corporate Controller from June 2002. Prior to RichFX, Mr. Giladi worked at EY Israel, from 1997-2002, as a manager in the high-tech practice group. From July 2007 until July 2010, Mr. Giladi served as a director of MediRisk Solutions Ltd., as the nominee of the Company. Mr. Giladi is Certified Licensed Public Accountant and holds a BA in Business Management and Accounting from the College of Management in Israel.

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

Our Chairman, Guy Bernstein, serves as the Chief Executive Officer of Formula. In addition, Ms. Salomon, another Board member of ours, who served as an executive officer of Formula until December 2009, is a member of the Board of Directors of our affiliate Magic Software Enterprises Ltd. Formula directly owns (as of April 1, 2014) approximately 47.7% of our currently outstanding Common Shares, and, since November 2010, Asseco holds a controlling interest in Formula (46.4% of the outstanding share capital of Formula as of April 1, 2014).

B.	Compensation of Directors and Officers

The aggregate amount of compensation paid by us, or accrued by us, during the fiscal year ended December 31, 2013 with respect to such year, to all directors and executive officers as a group for services in all capacities was $1.4 million. This amount does not include amounts expended by us for automobiles made available to our officers or expenses (including business travel and professional and business association dues) reimbursed to such officers. The aggregate amount set aside or accrued by us during our fiscal year ended December 31, 2013 to provide pension, retirement severance, vacation accrual and similar benefits for directors and executive officers of the Company was $83,000. The foregoing amounts also exclude stock option grants to our directors and officers pursuant to our 1992 Stock Option and Incentive Plan, our 2003 Share Option Plan, our 2005 Special Incentive Share Option Plan and our 2011 Share Incentive Plan, which are described below.

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

Pursuant to the Special Plan, in November 2005, the Company’s President and Chief Executive Officer was granted options to purchase 1,000,000 Common Shares at an exercise price of $3.00 per share. During 2009, all of the outstanding options under the Special Plan were re-priced. See “Re-pricing of Options” below.

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

As of December 31, 2013, options to purchase 1,921,471 Common Shares, 1,471,596 of which were held by officers and directors, were outstanding under the Prior Incentive Plans and the Special Plan. As of that date, there were 6,340 shares of restricted stock that the Company had granted to employees and other eligible grantees (none of which were held by current or former officers and directors.

Re-pricing of Options

During 2009, our Board of Directors approved the re-pricing of options outstanding under the Prior Incentive Plans and Special Plan. As a result of the re-pricing, options to purchase 1,985,650 Common Shares at exercise prices ranging from $1.74 to $5.30 per share were converted into, and re-priced as, options to purchase 1,554,627 Common Shares at an exercise price of $1.50 per share. The exercise price of 925,870 of those 1,554,627 options is subject to market conditions (if the market price of our Common Shares were to reach $2.10). In addition, the expiration of the exercise period for all remaining outstanding options was reduced to no later than September 2015.

New Incentive Stock Option Plan

Upon the approval of our 2011 Share Incentive Plan, which is described below, our board of directors determined that no further awards would be issued under the Prior Incentive Plans or the Special Plan.

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

During 2013 we granted to the Company’s directors and officers options to purchase 100,000 Common Shares, at an exercise price of $6.42 per Common Share, which options have a term of six years.

As of December 31, 2013, options to purchase 1,985,024 Common Shares, 460,000 of which were held by our directors and officers, were outstanding under the 2011 Plan. As of December 31, 2013, 772,310 shares were available for future grant under the 2011 Plan.

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

Compensation Committee

The Compensation Committee of our Board of Directors is comprised of two directors, nominated by the Board of Directors: Naamit Salomon and Guy Bernstein. The Compensation Committee is responsible for the review and approval of grants of options to our employees and other compensation matters as requested by the Board from time to time.

NASDAQ Opt Outs for a Foreign Private Issuer

We are a foreign private issuer within the meaning of NASDAQ Listing Rule 5005(a)(18), since we are governed by the laws of Curaçao and we meet the other criteria set forth for a “foreign private issuer” under Rule 3b-4(c) under the Exchange Act.

Pursuant to NASDAQ Listing Rule 5615(a)(3), a foreign private issuer may follow home country practice in lieu of certain provisions of the NASDAQ Listing Rule 5600 series and certain other NASDAQ Listing Rules. Please see Item 16G below (“Corporate Governance”) for a description of the manner in which we rely upon home country practice in lieu of NASDAQ Listing Rules. We rely on home country practice with respect to a number of matters for which we would otherwise be exempt under the controlled company exemption described above under “NASDAQ Exemptions for a Controlled Company”

D.	Employees

As of December 31, 2013, we had a total of 938 employees, a 19% increase from the end of 2012.

The following table sets forth the number of employees at the end of each of the past three years, according to their geographic area of employment:

Geographic Area	Total Number of Employees, in All Categories of Activities
	2011	2012	2013
Israel	464	540	644
UK and Europe	126	150	191
North America	71	75	73
Asia Pacific	37	26	30
Total Employees	688	791	938

E.	Share Ownership

The number of our Common Shares beneficially owned by each of our directors and executive officers individually, and by our directors and executive officers as a group, as of April 1, 2014, is as follows:

	Shares Beneficially Owned
	Number		Percent (1)
Roni Al Dor	1,424,781	(2)	3.0%

All directors and executive officers as a group (7 persons, including Roni Al Dor)(3) (4)	1,681,596		3.6%

(1)	Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The percentages shown are based on 46,881,450 Common Shares outstanding as of April 1, 2014 plus such number of Common Shares as the indicated person or group had the right to receive upon exercise of options which are exercisable within 60 days of April 1, 2014.

(2)	Includes options to purchase 189,504 Common Shares under the Prior Incentive Plans at an exercise price of $1.50 per share expiring no later than September 2015, options to purchase 935,277 Common Shares under the Special Plan at an exercise price of $1.50 per share expiring no later than September 2015 and options to purchase 75,000 Common Shares under the Incentive Plans at an exercise price of $1.60 per share expiring no later than March 2016, which are vested or will become vested within 60 days of April 1, 2014. In additional Mr. Al Dor has options to purchase 225,000 Common Shares with exercise prices between $1.60 and $3.00 per share which are not vested or becoming vested within 60 days of April 1, 2014). See Item 6 - “Directors, Senior Management and Employees - Compensation of Directors and Officers.

(3)	Each of our directors and executive officers who is not separately identified in the above table beneficially owns less than 1% of our outstanding Common Shares (including options held by each such party and which are vested or will become vested within 60 days of April 1, 2014) and has therefore not been separately identified.

(4)	Includes options to purchase 1,681,596 Common Shares at exercise prices ranging from $1.35 to $6.42 per share, which are vested or will become vested within 60 days of April 1, 2014, and none of such options expires before 2015.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders.

The following table sets forth, as of April 1, 2014, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person known by the Company to own beneficially more than 5% of the outstanding Common Shares, based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

We determine beneficial ownership of shares under the rules of Form 20-F promulgated by the SEC and include any Common Shares over which a person possesses sole or shared voting or investment power, or the right to receive the economic benefit of ownership, or for which a person has the right to acquire any such beneficial ownership at any time within 60 days.

	Shares Beneficially Owned
Name and Address	Number	Percent (1)
Formula Systems (1985) Ltd. (2) 5 HaPlada Street Or Yehuda 60218, Israel	22,369,035	47.7%
Yelin Lapidot Holdings Management Ltd. (4) 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel	2,339,878	5.0%

Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(1)	The percentages shown are based on 46,881,450 Common Shares outstanding as of April 1, 2014.

(2)	Based on Amendment No. 22 to the Schedule 13D filed by Formula on May 6, 2013, which presented ownership as of May 2, 2013. Based on information provided to the Company, Asseco beneficially owned, as of April 1, 2014, 50.2% of the outstanding share capital of Formula. As such, Asseco may be deemed to be the beneficial owner of the aggregate 22,369,035 Common Shares held directly by Formula. The address of Asseco is Olchowa 14 35-322 Rzeszow, Poland.

(3)	Based on Amendment No. 1 to the Schedule 13G filed by Yelin Lapidot Provident Funds Management Ltd., Yelin Lapidot Mutual Funds Management Ltd., Yair Lapidot and Dov Yelin on February 3, 2014. The Common Shares reported as owned by this shareholder are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. and mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (the “Subsidiaries”), each a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. (“Yelin Lapidot Holdings”). Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day-to-day management of Yelin Lapidot Holdings. The Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the Common Shares covered by that Schedule 13G is held for the benefit of the members of the provident funds or mutual funds, as the case may be. Each of Messrs. Yelin and Lapidot, Yelin Lapidot Holdings, and the Subsidiaries disclaims beneficial ownership of the Common Shares covered by that Schedule 13G.

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

On August 21, 2011, KCPS Technology Investments (2006) Ltd. acquired 3,759,806 Common Shares in connection with our acquisition of IDIT and FIS. See the Schedule 13G filed by KCPS Technology Investments (2006) Ltd. (“KCPS”) with the SEC on July 25, 2011 with respect to such acquisition. KCPS has subsequently (during 2013) disposed of the vast majority of those shares and is no longer a 5% beneficial holder of our Common Shares. On August 21, 2011, Kardan acquired shared beneficial ownership of 7,536,243 Common Shares and Formula Vision Technologies (F.V.T.) Ltd. (“FVT”) and Dan Goldstein acquired shared beneficial ownership of 9,638,337 Common Shares. See the Schedule 13D filed by Kardan and other parties with the SEC on July 29, 2011 with respect to such acquisition.

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

Between September 28, 2012 and November 28, 2012, Kardan sold an aggregate of 2,065,733 Common Shares. Of such Common Shares, 2,000,000 were repurchased by the Company from Kardan on November 28, 2012. These transactions resulted in Kardan no longer beneficially owning 5% of our outstanding Common Shares.

From April 11, 2013 through May 2, 2013, Formula purchased an aggregate of 469,000 Common Shares in broker-initiated and private transactions for an aggregate purchase price of US$2,666,000, resulting in its last-reported ownership of 22,369,035 Common Shares, or 57.2% of all outstanding Common Shares. That ownership was diluted down to 47.7% as of April 1, 2014, primarily as a result of our issuance of 6,497,500 Common Shares pursuant to our public offering in November 2013.

In October 2013, Yelin Lapidot Holdings Management Ltd. and its affiliates acquired 2,209,748 of our Common Shares and currently hold 2,339,878 of those shares (based on Amendment No. 1 to the Schedule 13G filed by Yelin Lapidot Provident Funds Management Ltd., Yelin Lapidot Mutual Funds Management Ltd., Yair Lapidot and Dov Yelin on February 3, 2014).

Voting rights of major shareholders

The major shareholders disclosed above do not have different voting rights than other shareholders with respect to the Common Shares that they hold.

Holders of Record

As April 1, 2014 there were 75 holders of record of the Company’s Common Shares, including 52 holders of record with addresses in the United States who hold a total of 44,246,315(out of which 39,146,975 Common Shares are held of record by CEDE & Co), representing approximately 94.4% of our issued and outstanding Common Shares.  The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, because many of these Common Shares were held of record by nominees (including CEDE & Co., as nominee for a large number of banks, brokers, institutions and underlying beneficial holders of our Common Shares).

Control of the Company

Based on Formula’s beneficial ownership of 47.1% of the outstanding Common Shares of the Company (as of April 1, 2014), and based on Asseco's beneficial ownership of 46.4% of the outstanding share capital of Formula (also as of that date), both Formula and Asseco may be deemed to control the Company. We are unaware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B.	Related Party Transactions.

The description of the Registration Rights Agreement set forth in Item 10.C “Material Contracts” is incorporated herein by reference.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

Financial Statements

See the Consolidated Financial Statements and related notes in Item 18.

Export Sales

In 2013, 83% of our revenues originated from customers located outside of Israel. For information on our revenues breakdown by geographic market for the past three years, see Item 4, “Information on the Company – Business Overview - Geographical Distribution of Revenues.”

Legal Proceedings

From time to time, we are a party to various non-material legal proceedings and claims that arise in the ordinary course of business.

Dividend Policy

Upon review of our consolidated results of operations, financial condition, cash requirements, future prospects and other factors, on January 15, 2013, our Board of Directors determined, subject to shareholder approval, to declare and pay a one-time cash dividend of $0.15 per Common Share (or $5.8 million in the aggregate). We currently have no dividend policy and our Board of Directors has not yet made a determination as to whether the Company would pay additional dividends in the future. Any determination in the future to pay dividends will be dependent upon the Company’s financial condition and cash requirements and other factors. For more information about distribution of dividends and various tax implications, see Item 10, “Additional Information - Memorandum and Articles of Association;” Item 10, “Additional Information – Exchange Controls,” and Item 10, “Additional Information – Taxation.”

B.	Significant Changes

No significant change, other than as otherwise described in this annual report, has occurred in our operations since the date of our consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details.

The Company’s Common Shares are quoted on the NASDAQ Capital Market and on the TASE under the symbol “SPNS”.

NASDAQ:

The table below sets forth the high and low market prices (in US dollars) for our Common Shares on the NASDAQ Capital Market (i) on an annual basis for the years 2009 through 2013, and the year 2014 (through March 31, 2014), and (ii) on a quarterly basis for 2011, 2012, 2013 and the first quarter of 2014.

	HIGH	LOW

2009 (Annual)	2.00	0.76
2010 (Annual )	3.20	1.33
2011 (Annual)	4.74	2.35
2012 (Annual)	4.48	3.03
2013 (Annual)	7.88	3.93
2014 (through March 31, 2014)	8.56	6.60

2011
First Quarter	4.74	2.31
Second Quarter	4.07	2.96
Third Quarter	4.37	2.67
Fourth Quarter	4.20	2.72
2012
First Quarter	4.33	3.03
Second Quarter	4.48	3.25
Third Quarter	4.07	3.40
Fourth Quarter	4.17	3.16
2013
First Quarter	5.57	3.93
Second Quarter	5.97	4.88
Third Quarter	6.24	5.24
Fourth Quarter	7.88	5.85
2014
First Quarter	8.56	6.60

The table below sets forth the high and low market prices (in US dollars) for our Common Shares on the NASDAQ Capital Market on a monthly basis during the most recent six-month period.

	HIGH	LOW
October 2013	6.92	5.85
November 2013	7.27	6.20
December 2013	7.88	6.86
January 2014	7.78	6.63
February 2014	7.60	6.60
March 2014	8.56	7.42

The closing price of our Common Shares on the NASDAQ Capital Market on March 31, 2014, being the last practicable date prior to publication of this annual report, was $8.11.

TASE:

Our Common Shares began trading on the TASE effective March 6, 2003. Under current Israeli law, the Company will satisfy its reporting obligations in Israel by furnishing to the applicable Israeli regulators those reports which the Company is required to file or submit in the United States. The table below sets forth the high and low market prices, in US dollars, for our Common Shares on the TASE on an annual basis for the years 2009 through 2013 and on a quarterly basis for the years 2012 and 2013, and for the first three months of 2014. The conversion from NIS into US dollars for the following two tables is based on the average monthly, quarterly or yearly representative rate of exchange published by the Bank of Israel for the month, quarter or year (as appropriate) in which such high or low price per share was recorded).

	HIGH	LOW

2009 (Annual)	2.06	0.92
2010 (Annual)	3.30	1.30
2011 (Annual)	4.45	2.34
2012 (Annual)	4.24	3.05
2013 (Annual)	7.90	4.10
2014 (through March 31, 2014)	8.60	6.75

2012
First Quarter	4.22	3.04
Second Quarter	4.17	3.16
Third Quarter	3.96	3.49
Fourth Quarter	4.19	3.30

2013
First Quarter	5.45	4.10
Second Quarter	5.83	5.08
Third Quarter	6.43	5.21
Fourth Quarter	7.90	6.06

2014
First Quarter	8.60	6.75

The table below sets forth the high and low market prices for our Common Shares on the TASE during the most recent six-month period:

	HIGH	LOW
October 2013	7.02	6.04
November 2013	7.24	6.26
December 2013	7.98	6.92
January 2014	7.86	6.77
February 2014	7.52	6.75
March 2014	8.60	7.55

The closing price of our Common Shares on the TASE on March 31, 2014, being the last practicable date prior to publication of this annual report, was $8.14 (as converted from NIS based on the average monthly representative exchange rate for March 2014).

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

For a description of our current dividend policy, please see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” above. The ability of the Company to pay dividends is subject to the limitations of the Curaçao Civil Code, which provides, among other things, that dividends, while permitted to be paid periodically during a fiscal year, are subject to being proposed by the Board of Directors of the Company and approved thereafter at the General Meeting of Shareholders. The Curaçao Civil Code also provides that a distribution of dividends can only occur if, at the moment of distribution, the equity of the Company equals at least the nominal capital of the Company and, as a result of the distribution, will not fall below the nominal capital. Nominal capital is the sum of the par values of all of the issued shares of the Company’s capital stock at any moment in time.

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

We have not entered into any material contract within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, or as otherwise described below:

Registration Rights Agreement

In connection with our acquisitions of each of IDIT and FIS, which were consummated on August 21, 2011, we granted the shareholders of IDIT (the “IDIT Selling Shareholders”) and the shareholders of FIS (the “FIS Selling Shareholders”, and together with the IDIT Selling Shareholders, the “Holders”) certain registration rights under a Registration Rights Agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Holders are entitled to piggyback registration rights in connection with any registration statement we file (subject to customary exceptions). The Holders also agreed to execute a lock-up agreement if requested by the representative of the underwriters in any underwritten offering.

Underwriting Agreement for Follow-On Offering and Related Lock-Up Agreements

On November 14, 2013, we entered into an underwriting agreement with Barclays Capital Inc., as representative of the underwriters for an underwritten, public offering of 5,650,000 of our Common Shares, plus an additional 847,400 Common Shares to cover over-allotments. The shares (including the over-allotment shares) were sold at a price to the public of $6.25 per share, from which we realized net proceeds of approximately $38.2 million. The closing of the offering took place on November 19, 2013.

In connection with the offering, we, all of our directors and executive officers, and Formula agreed that, subject to certain exceptions, without the prior written consent of Barclays Capital Inc., we and they would not directly or indirectly sell or otherwise dispose of or transfer any Common Shares, exercise any right with respect to the registration of any Common Shares under the Securities Act, or enter into any swap or any other agreement or any transaction that would transfer, in whole or in part, the economic consequence of ownership of Common Shares, for a period of 90 days after the date of the prospectus supplement for the Offering. That lock-up period expired in February 2014.

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

Israeli Tax Considerations and Government Programs

Tax regulations have a material impact on our business, particularly in Israel where we have our headquarters. The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli tax consequences to holders of our Common Shares.

General Corporate Tax Structure

Generally, in 2013, Israeli companies were subject to a corporate tax at the rate of 25% on their taxable income for such year. The corporate tax rate was increased to 26.5% for 2014 and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise, as further discussed below, may be considerably lower. See “Law for the Encouragement of Capital Investments” in this Item 10.E below. In addition, Israeli companies are currently subject to regular corporate tax rate on their capital gains.

Besides being subject to the general corporate tax rules in Israel, certain of our Israeli subsidiaries have also, from time to time, applied for and received certain grants and tax benefits from, and participate in, programs sponsored by the Government of Israel, as described below.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 5729-1969 (the “Industry Encouragement Law”) provides several tax benefits for an “Industrial Company”. Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company if it is an Israeli resident company which was incorporated in Israel and at least 90% of its income in any tax year (other than income from certain government loans) is generated from an “Industrial Enterprise” that it owns and located in Israel. An “Industrial Enterprise” is defined as an enterprise whose major activity, in a given tax year, is industrial production.

An Industrial Company is entitled to certain tax benefits, including:

▪	Deduction of the cost of the purchases of patents, or the right to use a patent or know-how used for the development or promotion of the Industrial Enterprise, over an eight year period commencing on the year in which such rights were first exercised;

▪	The right to elect, under certain conditions, to file a consolidated tax return together with Israeli Industrial Companies controlled by it; and

▪	Accelerated depreciation rates on equipment and buildings.

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

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made. In order to qualify for these incentives, an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise is required to comply with the requirements of the Investment Law.

The Investment Law has been amended several times over the last years, with the two most significant changes effective as of April 1, 2005 (the “2005 Amendment”), and as of January 1, 2011 (the “2011 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment, yet companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and elect the benefits of the 2011 Amendment.

The following discussion is a summary of the Investment Law prior to its amendments as well as the relevant changes contained in the new legislation.

Tax benefits for Approved Enterprises approved before April 1, 2005.

Under the Investment Law prior to the 2005 Amendment, a company that wished to receive benefits on its investment program that is implemented in accordance with the provisions of the Investment Law (an “Approved Enterprise”), had to receive an approval from the Investment Center of the Israeli Ministry of Economy (formerly the Ministry of Industry, Trade and Labor (the “Investment Center”). Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program. Certain of our Israeli subsidiaries may choose to receive the benefits through the alternative benefits program. Under the alternative benefits program, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending upon the geographic location in Israel of the Approved Enterprise, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as detailed below. The benefits commence on the date in which that taxable income is first earned. The benefits period under Approved Enterprise status is limited to 12 years from the year the enterprise commences its operations, or 14 years from the year of the approval as an Approved Enterprise, whichever ends earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits.

A company that has an Approved Enterprise program is eligible for further tax benefits, if it qualifies as a Foreign Investors’ Company, or FIC. An FIC eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefits period may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investment is determined based on the percentage of foreign investment in the parent company.

The corporate tax rates and related levels of foreign investments with respect to an FIC that has an Approved Enterprise program are set forth in the following table:

Percentage of non-Israeli ownership	Corporate Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the portion of its facilities that have been granted Approved Enterprise status during the tax exemption period will be subject to tax in respect of the amount of dividend distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have been otherwise applicable if such income had not been tax-exempted under the alternative benefits program. This rate generally ranges from 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company’s shares.

In addition, dividends paid out of income attributed to an Approved Enterprise (or out of dividends received from a company whose income is attributed to an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at a lower rate provided under an applicable tax treaty. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at a lower rate under an applicable tax treaty. In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval with respect thereto, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the Israeli consumer price index and interest.

In our case, subject to compliance with applicable requirements stipulated in the Investment Law and its regulations and in the specific certificate of approval, as described above, the portion of undistributed income derived from Approved Enterprise programs of certain of our Israeli subsidiaries will be exempt from corporate tax for a period of two to four years, followed by five to eight years with reduced tax rate of 25% on income derived from Approved Enterprise investment programs.

Tax benefits under the 2005 Amendment that became effective on April 1, 2005.

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income is derived from export.

An enterprise that qualifies under the new provisions is referred to as a Benefited Enterprise, rather than Approved Enterprise. The 2005 Amendment provides that the approval of the Investment Center is required only for Approved Enterprises that receive cash grants. As a result, a company is no longer required to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the alternative benefits program. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that has a Benefited Enterprise may, at its discretion, approach the Israel Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all the conditions set forth in the amendment for tax benefits and which exceeds a minimum amount specified in the Investment Law. Such investment entitles a company to a Benefited Enterprise status with respect to the investment, and may be made over a period of no more than three years from the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise, and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Benefited Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location of the Benefited Enterprise. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as explained above.

Dividends paid out of income attributed to a Benefited Enterprise (or out of dividends received from a company whose income is attributed to a Benefited Enterprise) are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. The reduced rate of 15% is limited to dividends and distributions out of income attributed to a Benefited Enterprise during the benefits period and actually paid at any time up to 12 years thereafter, except with respect to an FIC, in which case the 12-year limit does not apply. Furthermore, a company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income attributed to its Benefited Enterprise during the tax exemption period will be subject to tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have otherwise been applicable

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the consumer price index and interest, or other monetary penalty.

As of December 31, 2013, we had not generated any income that was subject to the benefits under the 2005 Amendment.

Tax benefits under the 2011 Amendment that became effective on January 1, 2011.

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity or (ii) a limited partnership that (a) was registered under the Israeli Partnerships Ordinance and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income attributed to its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and is increased to 16% and 9%, respectively, in 2014 and thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% (20% with respect to dividends to be distributed on or after January 1, 2014) or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 15% (20% with respect to dividends to be distributed on or after January 1, 2014) or such lower rate as may be provided in an applicable tax treaty will apply).

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; (ii) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, that had participated in an alternative benefits program, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met ; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met. As of December 31, 2013, our Israeli subsidiaries had not filed a request to apply the new benefits under the 2011 Amendment.

Special Provisions Relating to Taxation under Inflationary Conditions

[As of tax-year 2005, our Israeli subsidiaries elected to measure their taxable income and file their tax returns under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Therefore, as of tax-year 2005, taxable income of each of our Israeli subsidiaries is measured in terms of dollar. Each year we submit a request to the Israel Tax Authority to extend the effect of the above tax regulations on our company for an additional year.

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred.  Such expenditures must relate to scientific research and development projects, and must be approved by the relevant Israeli government ministry, determined by the field of research.  Furthermore, the research and development must be for the promotion of the company’s business and carried out by or on behalf of the company seeking such tax deduction.  However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects.  Expenditures not so approved by the relevant Israeli government ministry, but otherwise qualifying for deduction, are deductible over a three-year period.

Transfer Pricing

As part of the Israeli 2003 tax reform, the Israeli Income Tax Ordinance (New Version), 1961 (the “Ordinance”) was amended to include section 85A, dealing with international transactions transfer pricing. Section 85A of the Ordinance provides that regardless of the actual conditions of an international transaction between related parties, the transaction shall be reported and taxed, based on the arm’s length standard, i.e., based on market conditions in similar transactions between unrelated parties. On October 30, 2006, the Income Tax Regulations (Determination of Market Conditions) (the “Regulations”), which provide instructions for the implementation of Section 85A, came into effect.

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

Taxpayers are required to include in their yearly income tax returns a report declaring that their international transactions are at arm’s length. The Regulations have not had a material effect on the Company.

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

Tax Consequences Regarding Disposition of Our Common Shares

Overview

Israeli law generally imposes a capital gain tax on the sale of capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares of Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”. The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

Capital gain

Israeli Resident Shareholders

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 48% in 2013).

Notwithstanding the foregoing, pursuant to the Law for Change in the Tax Burden (Legislative Amendments) (Taxes), 2011, the capital gain tax rate applicable to individuals was raised from 20% to 25% from 2012 and onwards (or from 25% to 30% if the selling individual shareholder is a Substantial Shareholder at any time during the 12-month period preceding the sale and/or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). With respect to assets (not shares that are listed on a stock exchange) purchased on or after January 1, 2003, the portion of the gain generated from the date of acquisition until December 31, 2011 will be subject to the previous capital gain tax rates (20% or 25%) and the portion of the gain generated from January 1, 2012 until the date of sale will be subject to the new tax rates (25% or 30%).

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, the corporate tax rate was 25% in 2013 and from 2014 and onwards is 26.5%.

Non-Israeli Residents Shareholders

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (25% in 2013 and 26.5% as of 2014) if generated by a company, or at the rate of 25% (for assets other than shares that are listed on stock exchange – 20% for the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on stock exchange – 25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual from the sale of an asset purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2013).

Notwithstanding the foregoing, shareholders who are non-Israeli residents (individuals and corporations) are generally exempt from Israeli capital gain tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange, and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (a) have a controlling interest of 25% or more in such non-Israeli corporation, or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

In addition, a sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty (the “U.S-Israel Treaty”), the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gain tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting rights during any part of the 12-month period preceding such sale, exchange or disposition; (ii) the shareholder, if an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gain arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel. In each case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S-Israel Treaty does not provide such credit against any U.S. state or local taxes.

Payors of consideration for traded shares, like our common shares, including the purchaser, the Israeli stockbroker effectuating the transaction, or the financial institution through which the sold shares are held, are required, subject to any of the foregoing exemptions and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the sale of publicly traded shares from the consideration or from the Real Capital Gain generated from such sale, as applicable, at the rate of 25%.

Taxes Applicable to Dividends

Israeli Resident Shareholders

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our common shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the benefits period of an Approved Enterprise or Benefited Enterprise are subject to withholding tax at the rate of 15% (and 20% with respect to Preferred Enterprise), if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after such period. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Benefited/ Preferred income).

Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on shares of Israeli resident corporations (like our common shares). However, dividends distributed from taxable income accrued during the benefits period of an Approved Enterprise or Benefited Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after such period.

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on ordinary shares, like our common shares, at the rate of 25% or 30% (if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period) or 15% if the dividend is distributed from income attributed to our Approved Enterprise or Benefited Enterprise (and 20% with respect to Preferred Enterprise). Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a Substantial Shareholder or not), unless a reduced rate is provided under an applicable tax treaty. For example, under the U.S-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our common shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise or Benefited Enterprises, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise are subject to a withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, a Benefitted Enterprise or a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

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

Payors of dividend on our common shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the shares are held, are required, subject to any of the foregoing exemptions and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the distribution of dividend at the rate of 25%, so long as the shares are registered with a Nominee Company (for corporations and individuals).

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 811,560 for 2014, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

Taxation of Investments

The following discussion is a summary of certain anticipated tax consequences of an investment in the Common Shares under Curaçao tax laws, US federal income tax laws and Israeli laws. The discussion does not deal with all possible tax consequences relating to an investment in the Common Shares. In particular, the discussion does not address the tax consequences under state, local and other (e.g., non-US, non- Curaçao, non-Israel) tax laws. Accordingly, each prospective investor should consult its tax advisor regarding the tax consequences of an investment in the Common Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change.

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

Because exchange rates between the NIS, GBP, Euro and the Japanese Yen against the US dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reflected as financial expenses in our consolidated financial statements. A hypothetical 10% movement in foreign currency rates (primarily the NIS, GBP, Euro and Japanese Yen) against the US dollar, with all other variables held constant on the expected sales, would have resulted in a decrease or increase in 2013 sales revenues of approximately $9 million.

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

B.           Management's Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our President and Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

C.           Attestation Report of Registered Public Accounting Firm.

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2013 is provided on page F-3, as included under Item 18 of this annual report.

D.           Changes in Internal Control Over Financial Reporting. Based on the evaluation conducted by our President and Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2013 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.         RESERVED

Item 16A.           Audit Committee Financial Expert.

Our Board of Directors has determined that Mr. Yacov Elinav, a member of our Audit Committee, meets the definition of an “audit committee financial expert,” as defined under the applicable rules promulgated by the SEC. All members of our Audit Committee, including Mr. Elinav, are “independent”, as defined under the NASDAQ Listing Rules.

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

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent auditors, Kost Forer Gabbay & Kasierer, a member of EY Global. The policies generally require the Audit Committee’s pre-approval of the scope of the engagement of our independent auditors or additional work performed on an individual basis. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC and also provides that the Audit Committee consider whether proposed services are compatible with the independence of the public auditors.

Fees Paid to Independent Auditors

Fees billed or expected to be billed by Kost Forer Gabbay & Kasierer, a member of EY Global and other members of EY Global for professional services for each of the last two fiscal years were as follows

	Year ended December 31,
	2012	2013
	(in thousands)
Audit Fees	$264	$363
Tax Fees	$160	$77

Total	$424	$440

(1)	Audit Fees consist of fees billed for the annual audit and the quarterly reviews of the Company’s consolidated financial statements and consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent auditors can reasonably provide.

(2)	Tax Fees are for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and global mobility.

Item 16D.           Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.           Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.           CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.           CORPORATE GOVERNANCE.

We are exempt from a number of the requirements under the Nasdaq Listing Rules based on our status as a “foreign private issuer.” See Item 6.C above “Board Practices— NASDAQ Opt-Outs for a Foreign Private Issuer.”

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

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

IN U.S. DOLLARS

INDEX

Page

Reports of Independent Registered Public Accounting Firm	F-2 - F-4

Consolidated Balance Sheets	F - 5 - F - 6

Consolidated Statements of Income	F – 7

Consolidated Statements of Comprehensive Income	F – 8

Consolidated Statements of Changes in Equity	F – 9

Consolidated Statements of Cash Flows	F – 10 - F – 11

Notes to the Consolidated Financial Statements	F - 12 - F – 42

- - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SAPIENS INTERNATIONAL CORPORATION N.V.

We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. ("the Company") and its subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of income, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - 1992 framework and our report dated April 23, 2014, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
April 23, 2014	A member of EY Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

SAPIENS INTERNATIONAL CORPORATION N.V.

We have audited Sapiens International Corporation N.V. ("the Company") internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - 1992 framework (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sapiens International Corporation N.V. and its subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013, and our report dated April 23, 2014, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
April 23, 2014	A Member of EY Global

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2012	2013

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$29,050	$70,313
Trade receivables (net of allowance for doubtful accounts of $ 165 and $ 293 at December 31, 2012 and 2013, respectively)	16,299	23,669
Other receivables and prepaid expenses	2,321	4,126
Deferred tax assets	2,750	2,420

Total current assets	50,420	100,528

LONG-TERM ASSETS:
Other long-term assets	2,316	2,957
Severance pay fund	10,306	11,228
Capitalized software development costs, net	17,494	19,704
Other intangible assets, net	11,718	10,310
Goodwill	68,087	72,438
Property and equipment, net	2,243	5,263

Total long-term assets	112,164	121,900

Total assets	$162,584	$222,428

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share data)

	December 31,
	2012	2013

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$4,382	$6,517
Employees and payroll accruals	12,496	13,577
Accrued expenses and other liabilities	7,518	7,671
Deferred revenues and customer advances	7,301	9,928

Total current liabilities	31,697	37,693

LONG-TERM LIABILITIES:
Other long-term liabilities	803	1,712
Accrued severance pay	11,645	12,615

Total long-term liabilities	12,448	14,327

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Sapiens International Corporation N.V. Shareholders' equity:
Share capital:
Preferred shares of € 0.01 par value:
Authorized - 1,000,000 shares at December 31, 2012 and 2013;
Issued and outstanding: None at December 31, 2012 and 2013
Common shares of € 0.01 par value:
Authorized: 54,000,000 shares at December 31, 2012 and 2013;
Issued: 41,007,801 and 48,343,278 shares at December 31, 2012 and 2013, respectively;
Outstanding: 38,679,505 and 46,014,982 shares at December 31, 2012 and 2013, respectively	547	645
Additional paid-in capital	210,047	244,560
Treasury shares, at cost - 2,328,296 Common shares at December 31, 2012 and 2013, respectively	(9,423)	(9,423)
Foreign currency translation adjustments	(4,870)	1,082
Accumulated deficit	(78,697)	(67,093)

Total Sapiens International Corporation N.V. shareholders' equity	117,604	169,771
Non-controlling interests	835	637

Total equity	118,439	170,408

Total liabilities and equity	$162,584	$222,428

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2011	2012	2013

Revenues:
License	$5,282	$10,025	$15,164
Services	64,645	103,884	120,213
Total Revenues	69,927	113,909	135,377
Cost of revenues:
License	591	624	953
Services	39,476	65,835	84,018
Total cost of revenues	40,067	66,459	84,971

Gross profit	29,860	47,450	50,406

Operating expenses:
Research and development, net	5,008	10,169	11,846
Selling, marketing, general and administrative	18,113	25,236	26,677
Acquisitions-related and restructuring costs	1,115	-	-

Total operating expenses	24,236	35,405	38,523

Operating income	5,624	12,045	11,883
Financial income, net	104	193	520

Income before taxes on income	5,728	12,238	12,403
Tax benefit (taxes on income)	230	(435)	(811)

Net income	5,958	11,803	11,592

Attributable to non-controlling interests	61	23	(12)

Net income attributable to Sapiens' shareholders	$5,897	$11,780	$11,604

Net earnings per share attributable to Sapiens' shareholders

Basic	$0.21	$0.29	$0.29

Diluted	$0.19	$0.28	$0.27

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013

Net income	$5,958	$11,803	$11,592

Foreign currency translation adjustments	(5,623)	1,441	5,923

Comprehensive income	335	13,244	17,515

Comprehensive income attributable to non-controlling interests	58	57	(41)

Comprehensive income attributable to Sapiens' shareholders	$277	$13,187	$17,556

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands

	Common stock		Additional paid-in	Treasury	Other Comprehensive	Accumulated	Non-controlling	Total
	Shares	Amount	capital	shares	Income	deficit	interests	equity

Balance as of January 1, 2011	22,044,834	$282	$133,136	$(2,423)	$(657)	$(96,374)	$154	$34,118

Stock-based compensation	-	-	336	-	-	-	-	336
Stock-based compensation with respect to Harcase acquisition	-	-	240	-	-	-	-	240
Issuance of shares and options upon the acquisition of IDIT	7,483,125	108	31,336	-	-	-	-	31,444
Issuance of shares, options and assumption of non-controlling interest upon the acquisition of FIS	10,016,875	143	42,778	-	-	-	882	43,803
Issuance expenses relating to FIS and IDIT acquisition			(102)					(102)
Employee stock options exercised	135,796	1	206	-	-	-	-	207
Dividend to non-controlling interests	-	-	-	-	-	-	(134)	(134)
Foreign currency translation adjustments	-	-	-	-	(5,620)	-	(3)	(5,623)
Net income	-	-	-	-	-	5,897	61	5,958

Balance as of December 31, 2011	39,680,630	534	207,930	(2,423)	(6,277)	(90,477)	960	110,247

Stock-based compensation	-	-	690	-	-	-	-	690
Stock-based compensation with respect to Harcase acquisition	-	-	241	-	-	-	-	241
Repurchase of shares	(2,000,000)	-	-	(7,000)	-	-	-	(7,000)
Employee stock options exercised	998,875	13	1,186	-	-	-	-	1,199
Dividend to non-controlling interests	-	-	-	-	-	-	(182)	(182)
Foreign currency translation adjustments	-	-	-	-	1,407	-	34	1,441
Net income	-	-	-	-	-	11,780	23	11,803

Balance as of December 31, 2012	38,679,505	547	210,047	(9,423)	(4,870)	(78,697)	835	118,439

Stock-based compensation	-	-	933	-	-	-	-	933
Issuance of shares upon public offering, net	6,497,400	87	37,704	-	-	-	-	37,791
Distribution of dividend	-	-	(5,802)	-	-	-	-	(5,802)
Employee stock options exercised	815,564	11	1,678	-	-	-	-	1,689
Warrants exercised (cashless)	22,513	-	-	-	-	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	(157)	(157)
Foreign currency translation adjustments	-	-	-	-	5,952	-	(29)	5,923
Net income	-	-	-	-	-	11,604	(12)	11,592

Balance as of December 31, 2013	46,014,982	$645	$244,560	$(9,423)	$1,082	$(67,093)	$637	$170,408

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013
Cash flows from operating activities:

Net income	$5,958	$11,803	$11,592
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	6,748	7,393	7,887
Stock-based compensation	336	690	933
Compensation associated with acquisition of subsidiary	755	128	-

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables, net	(3,333)	(1,649)	(6,677)
Other operating assets	(480)	152	(2,317)
Deferred tax assets, net	222	(194)	1,133
Trade payables	(1,279)	1,746	1,874
Other operating liabilities	(804)	333	383
Deferred revenues and customer advances	(408)	(2,372)	2,508
Accrued severance pay, net	698	762	(50)

Net cash provided by operating activities	8,413	18,792	17,266

Cash flows from investing activities:

Purchase of property and equipment	(482)	(1,327)	(4,129)
Capitalized software development costs	(4,735)	(3,464)	(5,392)
Issuance expenses relating to FIS and IDIT acquisition	(102)	-	-
Earn-out payment with respect to Harcase acquisition	(952)	-	-
Cash acquired, net of payments for business acquisitions	3,741	-	-
Restricted cash	-	(68)	(210)

Net cash used in investing activities	$(2,530)	$(4,859)	(9,731)

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013

Cash flows from financing activities:

Proceeds from employee stock options exercised	$207	$1,199	1,689
Repurchase of shares	-	(7,000)	-
Issuance of shares upon public offering, net	-	-	37,791
Distribution of dividend	-	-	(5,802)
Dividend to non-controlling interests	(134)	(182)	(157)

Net cash provided by (used in) financing activities	73	(5,983)	33,521

Effect of exchange rate changes on cash	(678)	(360)	207

Increase in cash and cash equivalents	5,278	7,590	41,263
Cash and cash equivalents at beginning of year	16,182	21,460	29,050

Cash and cash equivalents at end of year	$21,460	$29,050	$70,313

(a) Supplemental cash flow activities:

Cash paid during the year for:
Interest	$16	$2	$7

Income taxes	$162	$1,752	$739

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:      GENERAL

a.	General:

Sapiens International Corporation N.V. (“Sapiens”) and its subsidiaries (collectively, the “Company”), a member of the Formula Systems (1985) Ltd. Group, is a global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. The Company's offerings include a broad range of software solutions and services, comprised of (i) core software solutions for the insurance industry, including Property & Casualty/General Insurance (“P&C”) and Life, Annuities and Pensions (“L&P”) products, and record keeping software solutions for providers of Retirement Services (ii) variety of technology based solution including business decision management solutions for the financial services industry, including insurance, banking and capital markets and (iii) global Services including project delivery and implementation of the Company’ software solutions.

On August 21, 2011 Sapiens completed the acquisition of FIS Software Ltd. ("FIS") and IDIT I.D.I. Technologies Ltd. ("IDIT") (See note 1(b) and 1(c) for further information).

The Company's target markets are primarily North America, United Kingdom, Israel, Europe, and Asia Pacific.

b.	Acquisition of FIS:

On August 21, 2011, the Company completed the acquisition of all of the outstanding shares of FIS, a provider of insurance software solutions for L&P, in consideration for $ 49,671, composed of the following:

Sapiens' common shares	$38,987
Cash paid	6,750
Warrants (i)	2,031
Options (ii)	1,903

Total purchase price	$49,671

(i)	Sapiens issued 1,000,000 warrants (See Note 11(d)).

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

The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated according to the fair value of the assets acquired and liabilities assumed of FIS. The results of FIS operations have been included in the consolidated financial statements since August 21, 2011.

The following table summarizes the fair values of the assets acquired and liabilities assumed based on management's assessment with the assistance of a third party valuation:

Cash and cash equivalents	$8,349
Restricted cash	239
Trade receivables	5,152
Other receivables and prepaid expenses	632
Property and equipment	451
Severance pay fund	4,182
Other intangible assets	11,724
Goodwill	35,523

Total assets acquired	66,252

Trade payables	(1,486)
Employees and payroll accruals	(3,461)
Accrued expenses and other liabilities	(1,914)
Deferred revenues	(1,706)
Deferred tax liabilities	(406)
Accrued severance pay	(4,487)
Long-term contracts	(2,239)
Non-controlling interest	(882)

Total liabilities assumed	(16,581)

Total assets acquired, net	$49,671

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

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:      GENERAL (Cont.)

The acquisition of IDIT allows the Company to offer its customers and partners a more extensive product portfolio in the industry. Acquiring IDIT has strengthened Sapiens' presence in the P&C insurance market by increasing its customer base. IDIT is considered as a separate reporting unit.

The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated according to the fair value of the assets acquired and liabilities assumed of IDIT. The results of IDIT's operations have been included in the consolidated financial statements since August 21, 2011.

The following table summarizes the fair values of the assets acquired and liabilities assumed based on management's assessment with the assistance of a third party valuation:

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

The Company maintains certain cash amounts restricted as to withdrawal or use. On December 31, 2013, the Company maintained a balance of $ 782 that represents security deposits with respect to lease agreements and credit lines from banks. Restricted cash is included within other receivables and prepaid expenses.

f.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 15

Leasehold improvements are amortized by the straight-line method over the term of the lease (including option terms that are deemed to be reasonably assured) or the estimated useful life of the improvements, whichever is shorter.

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

Capitalized software development costs are amortized commencing with general product release by the straight-line method over the estimated useful life of the software product (between 5-7 years).

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

The Company's long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360 "Property, Plant, and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2011, 2012 and 2013, no impairment losses have been identified.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350," Intangibles—Goodwill and Other" goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Previously the Company operated in two reporting units: Sapiens and IDIT. Following reorganization in 2013 Sapiens was divided to three reporting units: Sapiens, FIS and Decision. The goodwill was allocated based on the relative fair value of these three reporting units. Therefore the Company has four operating units: Sapiens, FIS, Decision and IDIT.

The Company applied the provisions of ASC 360 for the Company's annual impairment test. Under the provisions, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.

The Company performed annual impairment tests during the fourth quarter of each of 2011, 2012 and 2013. This analysis determined that no indicators of impairment existed primarily because (1) The fair value of the reporting units as of December 31, 2013 increased compared to the fair value estimated as of the acquisition date (2) the Company's reporting units overall financial performance has been growing since the acquisition, and (3) forecasts of operating income and cash flows generated by the Company's reporting units appear sufficient to support the book values of the net assets of each reporting unit.

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

The Company's cash and cash equivalents and restricted cash are invested in bank deposits mainly in dollars, with a significant portion also invested in NIS. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these banks deposits may be redeemed upon demand and therefore bear minimal risk.

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

Severance expense for the years 2011, 2012 and 2013 amounted to $ 1,514, $ 2,217 and $ 2,909, respectively.

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

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of income.

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

The fair value of each option granted in 2011, 2012 and 2013 using the Binomial model, is estimated on the date of grant with the following assumptions:

	Year ended December 31,
	2011	2012	2013

Contractual life	6 years	6 years	6 years
Expected exercise factor (weighted average)	2.5	2.8	1.5-2
Dividend yield	0%	0%	0%
Expected volatility (weighted average)	70%	60%	54.29%
Risk-free interest rate	0.1%-1.2%	0.2%-1.0%	1.52%

The risk-free interest rate assumption is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term as of the Company's employee stock options. Since dividend payment is applied to reduce the exercise price of the option, the effect of the dividend protection is reflected by using an expected dividend assumption of zero. The expected life of options granted is derived from the output of the option valuation model and represents the period of time the options are expected to be outstanding. The expected exercise factor is based on industry acceptable rates since no actual historical behavior by option holders exists. Expected volatility is based on the historical volatility of the Company.

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
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In 2011, 2012 and 2013, the Company entered into option strategies contracts in the notional amounts of $ 1,979, $ 10,408 and $ 9,868, respectively and in 2012 and 2013 the Company entered into forward contracts in the notional amounts of $ 1,734 and $ 299, respectively, that converted a portion of its floating currency liabilities to a fixed rate basis for a twelve-month period, thus reducing the impact of the currency changes on the Company's cash flow.

As of December 31, 2012 and 2013, the Company had outstanding options and forward contracts, in the notional amount of $7,520 and $ 2,982, respectively.

In 2011, 2012 and 2013, the Company recorded an income of $ 27, $ 97 and $387, respectively, with respect to the above transactions, presented in the statements of income as financial income.

s.	Treasury shares:

Repurchased common shares are held as treasury shares. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

t.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC No. 220, "Comprehensive Income". Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of comprehensive income relate to foreign currency translation adjustments.

u.	Impact of recently issued accounting standards:

In July 2013, the Financial Accounting Standards Board (“FASB”) issued guidance that requires that a nonrecognized tax benefit be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. This net presentation is required unless a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset to settle any additional income tax that would result from the disallowance of the unrecognized tax benefit. This guidance is effective for fiscal year beginning after December 15, 2013, with early adoption permitted. The Company believes that the adoption of this standard will not have a material impact on its consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In March 2013, the FASB issued further guidance on accounting for the release of a cumulative translation adjustment into net income when a parent company either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets and provides guidance for the acquisition in stages of a controlling interest in a foreign entity. This guidance is effective for fiscal years beginning after December 15, 2013, with early adoption permitted. The Company believes that the adoption of this standard will not have a material impact on its consolidated financial statements.

NOTE 3:      OTHER LONG TERM ASSETS

	December 31,
	2012	2013

Deferred tax assets	$608	$396
Government authorities	1,208	1,917
Other	500	644

	$2,316	$2,957

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 4:      PROPERTY AND EQUIPMENT, NET

	December 31,
	2012	2013

Cost:
Computers and peripheral equipment	$8,600	$12,190
Office furniture and equipment	2,909	4,183
Leasehold improvements	1,581	2,959

	13,090	19,332
Accumulated depreciation:
Computers and peripheral equipment	7,279	9,964
Office furniture and equipment	2,261	2,609
Leasehold improvements	1,307	1,496

	10,847	14,069

Depreciated cost	$2,243	$5,263

Depreciation expense totaled $ 755, $ 903 and $ 1,260 for the years 2011, 2012 and 2013, respectively

NOTE 5:      CAPITALIZED SOFTWARE DEVELOPMENT COSTS, NET

The changes in capitalized software development costs during the year ended December 31, 2012 and 2013 were as follows:

	Year ended December 31,
	2012	2013

Balance at the beginning of the year	$17,399	$17,494

Capitalization	3,464	5,392
Amortization	(3,758)	(4,500)
Functional currency translation adjustments	389	1,318

Balance at the year end	$17,494	$19,704

Amortization of capitalized software development costs for 2011, 2012 and 2013, was $ 4,544, $ 3,758 and $ 4,500, respectively. Amortization expense is included in cost of revenues.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 6:      OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net, are comprised of the following:

	December 31,
	2012	2013

Original amounts:

Customer relationship	$9,335	$9,929
Technology	5,842	6,151

	15,177	16,080

Accumulated amortization:

Customer relationship	2,058	3,418
Technology	1,401	2,352

	3,459	5,770

Other intangible assets, net	$11,718	$10,310

b.	Amortization of other intangible assets was $ 1,449, $ 2,732 and $ 2,127 for 2011, 2012 and 2013, respectively.

NOTE 6:      OTHER INTANGIBLE ASSETS, NET (Cont.)

c.	Estimated amortization expense for future periods:

For the year ended December 31,

2014	$2,260
2015	2,123
2016	1,768
2017	1,636
2018	1,245
2019 and thereafter	1,278

$10,310

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:-     GOODWILL

The changes in the carrying amount of goodwill for each reporting unit for the years ended December 31, 2012 and 2013 are as follows:

	Year ended December 31,
	2012	2013

Balance at the beginning of the year	$66,715	$68,087

Functional currency translation adjustments	1,372	4,351

Balance at the year end	$68,087	$72,438

NOTE 8:       ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2012	2013

Government authorities	$1,668	$3,084
Accrued royalties to the OCS (Note 9a)	596	269
Accrued contract costs	563	37
Accrued expenses	4,691	4,281

	$7,518	$7,671

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

Royalties' expenses amounted to $ 510, $574 and $514 in 2011, 2012 and 2013, respectively, and are included in cost of revenues.

As of December 31, 2013, the Company had a contingent liability to pay royalties of approximately $ 7,608.

b.	Lease commitments:

The Company leases office space, office equipment and various motor vehicles under operating leases.

1.	The Company's office space and office equipment are rented under several operating leases. Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, were as follows:

2014	$2,718
2015	2,875
2016	2,769
2017	2,562
2018	2,552
2019 and thereafter	3,828

$17,304

Rent expense for the years ended December 31, 2011, 2012 and 2013 was $ 2,399, $ 3,051 and $ 3,370, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9: COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.	The Company leases its motor vehicles under cancelable operating lease agreements.

The minimum payment under these operating leases, upon cancellation of these lease agreements was $ 314 as of December 31, 2013.

c.	The Company has provided bank guarantees in the amount of $ 1,183 as security for the rent to be paid for its leased offices. The lease is valid for approximately three years ending in October 2015.

As of December 31, 2013, the Company has provided bank guarantees in the amount of $ 173 as security for the performance of various contracts with customers and suppliers.

NOTE 10:   TAXES ON INCOME

a.	Parent taxation:

Sapiens is governed under the laws of Curaçao. In addition, Sapiens is registered as an Israeli corporation for tax purposes only.

b.	Israeli taxation:

1.	Corporate tax rates in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 24% in 2011, and 25% in 2012 and 2013.

On July 30, 2013, the Israeli Parliament (the Knesset) approved the second and third readings of the Economic Plan for 2013-2014 ("Amended Budget Law") which consists, among others, raising the Israeli corporate tax rate from 25% to 26.5% commencing January 1, 2014.

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

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:    TAXES ON INCOME (Cont.)

The entitlement to the above benefits is conditional upon the fulfilling of the conditions stipulated by the Laws and regulations. Should the certain Israeli subsidiaries fail to meet such requirements in the future, income attributable to their Approved Enterprise and Privileged Enterprise programs could be subject to the statutory Israeli corporate tax rate and they could be required to refund a portion of the tax benefits already received, with respect to such programs. As of December 31, 2013, management believes that these subsidiaries are in compliance with all the conditions required by the Law.

Effective January 1, 2011, the Knesset enacted the Law for Economic Policy for 2011 and 2012 (Amended Legislation), and among other things, amended the Law, ("the Amendment"). According to the Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the Amendment and from then on it will be subject to the amended tax rate of 16%.

3.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

Management believes that certain of the Company's Israeli subsidiaries are currently qualifies as an "industrial company" under the above law and as such, is entitled to certain tax benefits including accelerated depreciation and amortization of intangible property rights for tax purposes.

4.	Foreign Exchange Regulations:

Under the Foreign Exchange Regulations, some of the Company's Israeli subsidiaries calculate their tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31st of each year.

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

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2013 was $8,403 and the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that were essentially permanent in duration as of December 31, 2013 was $125.

d.	Net operating losses carryforward:

As of December 31, 2013, certain subsidiaries had tax loss carry-forwards totaling approximately $ 45,912. Most of these carry-forward tax losses have no expiration date.

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

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10: TAXES ON INCOME (Cont.)

	December 31,
	2012	2013

Deferred tax assets:
Net operating losses carryforward	$14,351	$12,080
Research and development	3,013	2,592
Other	1,016	1,132

Deferred tax assets before valuation allowance	18,380	15,804
Valuation allowance	(8,263)	(8,324)

Deferred tax assets	10,117	7,480

Deferred tax liabilities:
Capitalized software development costs	(3,705)	(3,203)
Acquired intangibles	(3,905)	(2,854)

Deferred tax liabilities	(7,610)	(6,057)

Deferred tax assets, net	$2,507	$1,423

	December 31,
	2012	2013

Current deferred tax assets	$2,750	$2,420
Long-term deferred tax assets	608	396
Current deferred tax liabilities	(121)	-
Long-term deferred tax liabilities	(730)	(1,393)

Deferred tax assets, net	$2,507	$1,423

Long-term deferred tax assets are included within other long term assets. Current and long-term deferred tax liabilities are included within other liabilities and other long-term liabilities, respectively, in the balance sheets.

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

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2011	2012	2013

Domestic (Curaçao)	$(236)	$(745)	$(875)
Foreign	5,964	12,983	13,278

	$5,728	$12,238	$12,403

g.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income for an Israeli company, and the actual tax expense as reported in the statements of income is as follows:

	Year ended December 31,
	2011	2012	2013

Income before taxes on income, as reported in the statements of income	$5,728	$12,238	$12,403

Statutory tax rate in Israel	24%	25%	25%

Theoretical taxes on income	$1,375	$3,018	$3,097
Increase (decrease) in taxes resulting from:
Effect of different tax rates	75	120	158
Utilization of carryforward tax losses for which valuation allowance was provided	(66)	(2,690)	(1,162)
Non-deductible expenses and tax exempt income	68	82	9
Recognition of deferred taxes during the year for which valuation allowance was provided in prior years	(2,040)	(1,206)	(971)
Losses and temporary differences for which valuation allowance was provided	244	421	222
Others	114	690	(542)

Taxes on income, as reported in the statements of income	$(230)	$435	$811

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:    TAXES ON INCOME (Cont.)

h.	Taxes on income (benefit) are comprised as follows:

	Year ended December 31,
	2011	2012	2013

Current	$470	$738	$400
Deferred	(700)	(303)	411

	$(230)	$435	$811

The Company's entire provision for taxes on income relates to operations in jurisdictions other than Curaçao.

i.	Uncertain tax positions:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2012	2013

Balance at the beginning of the year	$1,566	$510
Settlement with tax authorities	(925)	-
Increase in tax positions	66	199
Decrease in tax positions	(197)	(57)

Balance at the end of the year	$510	$652

The entire balance of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate.

As of December 31, 2012 and 2013 accrued interest related to uncertain tax positions amounted to $ 184 and $ 200, respectively.

As of December 31, 2013, most of the Company's Israeli subsidiaries are subject to Israeli income tax audits for the tax years 2009 through 2013, to U.S. federal income tax audits for the tax years of 2009 through 2013 and to other for the tax years of 2006 through 2013.

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

On November 14, 2013 the Company completed a secondary public offering of its ordinary shares on the NASDAQ. The Company issued 6,497,400 shares at a price of $ 6.25 per share before issuance expenses. Total net proceeds from the issuance amounted to $ 37,791.

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

As of December 31, 2013 839,984 common shares of the Company were available for future grant under the 2011 Plan. Any option granted under the 2011 Plan which are forfeited or cancelled before expiration, will become available for future grant under the 2011 Plan.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:    EQUITY (Cont.)

A summary of the stock option activities in 2013 is as follows:

	Year ended December 31, 2013
	Amount of options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Outstanding at January 1, 2013	4,220,809	2.21	3.91	7,562
Granted	595,000	5.39
Exercised	(815,564)	2.07
Expired and forfeited	(121,750)	2.28

Outstanding at December 31, 2013	3,878,495	2.57	3.38	19,949

Exercisable at December 31, 2013	2,649,307	1.79	2.61	15,692

In 2011, 2012 and 2013, the Company granted 2,429,844, 432,805 and 595,000 stock options to employees and directors, respectively.

The weighted average grant date fair values of the options granted during the years ended December 31, 2011, 2012 and 2013 were $ 2.25, $ 1.96 and $ 2.51, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2011, 2012 and 2013 was $ 253, $ 2,668 and $ 2,839, respectively.

The options outstanding under the Company's stock option plans as of December 31, 2013 have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	Average
	outstanding	average	Weighted	Exercisable	Exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	Options
exercise price	2013	Term	price	2013	Exercisable
		(Years)	$		$

0.85-1.45	1,849,921	1.68	1.34	1,787,421	1.34
1.63	199,745	4.42	1.63	191,968	1.63
2.09-2.48	266,608	6.30	2.33	212,801	2.30
2.85	300,000	3.97	2.85	200,000	2.85
3.60-3.69	615,055	4.64	3.66	194,951	3.65
3.92-4.50	62,166	2.57	4.08	62,166	4.08
4.87-5.00	343,000	5.36	4.91	-	-
5.40-5.68	115,000	5.57	5.46	-	-
6.42	100,000	5.85	6.42	-	-
7.66	27,000	6.00	7.66	-	-

	3,878,495	3.38	2.57	2,649,307	1.79

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:    EQUITY (Cont.)

c.	As of December 31, 2013, there was $ 2,166 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a period of up to four years.

d.	Warrants:

The following table summarizes information regarding outstanding warrants to purchase Common shares of the Company as of December 31, 2013:

Warrants to Common shares	Weighted average exercise price per share	Warrants exercisable	Exercisable through

950,102	$3.82	950,102	August 2014
11,000	$2.00	11,000	May 2015
17,000	$2.24	17,000	February 2015

978,102	$3.77	978,102

e.	Repurchase of shares:

On November 29, 2012, the Company repurchased from one of its shareholders 2,000,000 common shares, representing approximately 5% of the total number of issued and outstanding common shares, at a price of $ 3.50 per share, for a total consideration of $7,000. The repurchased shares are held as treasury shares.

f.	Dividend:

On February 20, 2013, the Company's extraordinary general meeting of shareholders approved the distribution of cash dividend of $ 0.15 per common share for a total amount of $ 5,802 which was paid on February 22, 2013.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-   BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2011	2012	2013

Numerator:

Net income attributed to Sapiens shareholders	$5,897	$11,780	$11,604

Denominator (thousands):

Denominator for basic earnings per share - weighted average number of common shares, net of treasury stock	28,460	39,953	40,024
Shares and related put options issued in Harcase acquisition	298	114	-
Stock options and warrants	2,006	1,604	2,292

Denominator for diluted net earnings per share - adjusted weighted average number of shares	30,764	41,671	42,316

The weighted average number of shares related to outstanding anti-dilutive options and warrants excluded from the calculations of diluted net earnings per share was 1,308,212, 1,675,521 and 466,534 for the years 2011, 2012 and 2013, respectively.

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

The following table sets forth revenues by country based on the billing address of the customer. Other than as shown below, no other country accounted for more than 10% of the Company’s revenues during the years ended December 31, 2011, 2012 and 2013.

		Year ended December 31,
		2011	2012	2013
1.	Revenues:

	North America*	$20,889	$35,519	$44,237
	United Kingdom	14,672	26,630	31,115
	Israel	21,470	23,100	23,009
	Rest of Europe	4,870	16,140	24,862
	Asia Pacific	8,026	12,520	12,154

		$69,927	$113,909	$135,377

*Revenue amounts for North America that are shown in the above table consist primarily of revenues from the United States, except for approximately $1,200, $1,900 and $1,100 of revenues derived from Canada in the years ended December 31, 2011, 2012 and 2013, respectively.

		December 31,
		2012	2013
2.	Property and equipment:

	Israel	$1,422	$4,180
	North America	266	231
	Rest of the world	555	852

		$2,243	$5,263

c.	Major customer data:

Revenues from a major customer accounted for 20%, 12% and 9% of total revenues for the years ended December 31, 2011, 2012 and 2013, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:   SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2011	2012	2013

Total costs	$9,743	$13,633	$17,238
Less - capitalized software development costs	(4,735)	(3,464)	(5,392)

Research and development expenses, net	$5,008	$10,169	$11,846

b.	Financial income, net:

Financial income:
Interest	$160	$201	$188
Foreign currency translation	530	501	644

	690	702	832
Financial expenses:
Interest	189	169	87
Foreign currency translation	341	284	155
Bank charges and other	56	56	70

	(586)	(509)	(312)

Financial income, net	$104	$193	$520

- - - - - - - -

Item 19.         Exhibits

The exhibits filed with or incorporated into this annual report are listed immediately below.

Exhibit No.	Exhibit Description

1.1	Articles of Association of Sapiens International Corporation N.V., as amended*

4.1	Sapiens International Corporation N.V. 1992 Stock Option and Incentive Plan, as amended and restated (incorporated by reference to Exhibit 28.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-64208), filed with the SEC on June 9, 1993, and to the Company's Registration Statement on Form S-8 (SEC File No. 333-10622), filed with the SEC on July 22, 1999)

4.2	Sapiens International Corporation N.V. 2003 Share Option Plan (incorporated by reference to Exhibit 4(c)2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on June 28, 2007)

4.3	Sapiens International Corporation N.V. 2005 Special Incentive Share Option Plan (incorporated by reference to Exhibit 4(c)3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on June 28, 2007)

4.4	Sapiens International Corporation N.V. 2011 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-177834), filed with the SEC on November 9, 2011)

8.1	List of Subsidiaries*

105

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global, independent registered public accounting firm*
101	The following financial information from Sapiens International Corporation N.V.’s Annual Report on Form 20-F for the year ended December 31, 2013 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2012 and 2013; (ii) Consolidated Statements of Income for the years ended December 31, 2011, 2012 and 2013; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2012 and 2013; (iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2012 and 2013; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under those sections.*

________________________________________

* Filed herewith

106

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SAPIENS INTERNATIONAL CORPORATION N.V.

By:	/s/ Roni Al Dor
Roni Al Dor
President & Chief Executive Officer

Date: April 23, 2014

107

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1.1	Articles of Association of Sapiens International Corporation N.V., as amended*

4.1	Sapiens International Corporation N.V. 1992 Stock Option and Incentive Plan, as amended and restated (incorporated by reference to Exhibit 28.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-64208), filed with the SEC on June 9, 1993, and to the Company's Registration Statement on Form S-8 (SEC File No. 333-10622), filed with the SEC on July 22, 1999)

4.2	Sapiens International Corporation N.V. 2003 Share Option Plan (incorporated by reference to Exhibit 4(c)2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on June 28, 2007)

4.3	Sapiens International Corporation N.V. 2005 Special Incentive Share Option Plan (incorporated by reference to Exhibit 4(c)3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on June 28, 2007)

4.4	Sapiens International Corporation N.V. 2011 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-177834), filed with the SEC on November 9, 2011)

8.1	List of Subsidiaries*

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global, independent registered public accounting firm*

101	The following financial information from Sapiens International Corporation N.V.’s Annual Report on Form 20-F for the year ended December 31, 2013 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2012 and 2013; (ii) Consolidated Statements of Income for the years ended December 31, 2011, 2012 and 2013; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2012 and 2013; (iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2012 and 2013; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under those sections.*

________________________________________

* Filed herewith

108