Form 20-F
period 2014-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2015-03-30
CIK 885740

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

As of December 31, 2014, the issuer had 47,679,311 Common Shares, par value € 0.01 per share, outstanding.

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

☐ Large Accelerated Filer	☒ Accelerated Filer	☐ Non-Accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒U.S. GAAP	☐International Financial Reporting Standards as issued by the International Accounting Standards Board	☐Other

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

The following tables summarize certain selected consolidated financial data for the periods and as of the dates indicated. We derived the statement of operations financial data for the years ended December 31, 2012, 2013 and 2014 and the balance sheet data as of December 31, 2013 and 2014 from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations financial data for the years ended December 31, 2010 and 2011 and the balance sheet data as of December 31, 2010, 2011 and 2012 are derived from our audited financial statements not included in this annual report. Our historical consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and presented in U.S. dollars. You should read the information presented below in conjunction with those statements.

The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under “Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Financial Data:	Year Ended December 31,
	(In thousands, except per share data)
	2010	2011	2012	2013	2014

Revenues	$52,235	$69,927	$113,909	$135,377	157,450
Cost of revenues	29,921	40,067	66,459	84,971	99,095
Gross profit	22,314	29,860	47,450	50,406	58,355
Operating Expenses:
Research and development	3,293	5,008	10,169	11,846	11,352
Selling, marketing, general and administrative	12,310	18,113	25,236	26,677	32,097
Acquisition-related and restructuring costs	-	1,115	-	-	-
Total operating expenses	15,603	24,236	35,405	38,523	43,449
Operating income	6,711	5,624	12,045	11,883	14,906
Financial income (expenses), net	(364)	104	193	520	124
Income before taxes on income	6,347	5,728	12,238	12,403	15,030
Tax benefit (taxes on income)	(177)	230	(435)	(811)	(454)

Net income	6,170	5,958	11,803	11,592	14,576

Attributed to redeemable non-controlling interest					(18)
Attributable to non-controlling interest	18	61	23	(12)	131

Net income attributable to Sapiens	6,152	5,897	11,780	11,604	14,463

Basic net earnings per share attributable to Sapiens' shareholders	$0.28	$0.21	$0.29	$0.29	$0.31
Diluted net earnings per share attributable to Sapiens' shareholders	$0.28	$0.19	$0.28	$0.27	$0.30
Weighted average number of shares used in computing basic net earnings per share	21,583	28,460	39,953	40,024	47,210
Weighted average number of shares used in computing diluted net earnings per share	22,181	30,764	41,671	42,316	48,637

	At December 31,
Balance Sheet Data:	2010	2011	2012	2013	2014
	(In thousands)

Cash and cash equivalents	$16,182	$21,460	$29,050	$70,313	$47,400
Marketable Securities	-	-	-	-	33,098
Working capital	4,868	7,736	18,723	63,516	44,838
Total assets	58,719	153,468	162,584	222,428	228,823
Capital stock (1)	133,418	208,464	210,594	245,205	247,841
Total equity	$34,118	$110,247	$118,439	$170,408	$176,196

(1)	In November 2012 we repurchased 2 million of our outstanding ordinary shares for total consideration of $7 million.

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

Our sales cycle is variable and often lengthy, depends upon many factors outside our control, and requires us to expend significant time and resources prior to generating associated revenues.

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

Investment in highly skilled research and development and customer support personnel is critical to our ability to develop and enhance our solutions and support our customers, but an increase in such investment may reduce our profitability.

As a provider of software solutions that rely upon technological advancements, we rely heavily on our research and development activities to remain competitive. We consequently depend in large part on the ability to attract, train, motivate and retain highly skilled information technology professionals for our research and development team, particularly individuals with knowledge and experience in the insurance industry. Because our software solutions are highly complex and are generally used by our customers to perform critical business functions, we also depend heavily on other skilled technology professionals to provide ongoing support to our customers. Skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified research and development personnel and other technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. Even if we succeed in retaining the necessary skilled personnel in our research and development and customer support efforts, our investments in our personnel and product development efforts increase our costs of operations and thereby reduce our profitability, unless accompanied by increased revenues. Given the highly competitive industry in which we operate, we may not succeed in increasing our revenues in line with our increasing investments in our personnel and research and development efforts.

Furthermore, if we seek to expand the marketing and offering of our products into new territories, it would require the retention of new, additional skilled personnel with knowledge of the particular market and applicable regulatory regime. Such skilled personnel may not be available at a reasonable cost relative to the additional revenues that we expect to generate in those territories, or may not be available at all.

If existing customers are not satisfied with our solutions and services and either do not make subsequent purchases from us or do not continue using such solutions and services, or if our relationships with our largest customers are impaired, our revenue could be negatively affected.

We depend heavily on repeat product and service revenues from our base of existing customers. Five of our customers accounted for 30% and 31% of our revenues in the years ended December 31, 2013 and 2014, respectively. If our existing customers are not satisfied with our solutions and services, they may not enter into new project contracts with us or continue using our technologies. A significant decline in our revenue stream from existing customers would have a material adverse effect on our business, results of operations and financial condition.

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

In addition, if a cyber-attack or other security incident were to result in unauthorized access to or modification of our customers’ data or our own data or our IT systems or in disruption of the services we provide to our customers, or if our products or services are perceived as having security vulnerabilities, we could suffer significant damage to our business and reputation.

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

In accordance with industry practice, since we have no registered patents on our software solution technologies, we rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology. We believe that due to the dynamic nature of the computer and software industries, copyright protection is less significant than factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services. We seek to protect the source code of our products as trade secret information and as unpublished copyright works. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements that grant customers a personal, non-transferable license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. In addition, while we attempt to protect trade secrets and other proprietary information through non-disclosure agreements with employees, consultants and distributors, not all of our employees have signed invention assignment agreements. Although we intend to protect our rights vigorously, there can be no assurance that these measures will be successful. Our failure to protect our rights, or the improper use of our products by others without licensing them from us could have a material adverse effect on our results of operations and financial condition.

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

We are continuing to expand our international operations as part of our growth strategy. In fiscal years 2013 and 2014, 67% and 69%, respectively, of our revenues were derived from outside of North America. Our current international operations and our plans to expand our international operations subject us to a variety of risks, including:

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

Most of our revenues are derived from international operations that are conducted in local currencies, including US dollars, GBP, EURO, New Israeli Shekels, or NIS and Japanese Yen, or JPY. In 2014, our revenues were approximately 35% in US dollars, with the remainder in the other currencies.

Because exchange rates between the NIS, GBP, Euro and the JPY against the US dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations could negatively affect our revenue and profitability.

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

Some of our Israeli subsidiaries have been granted “Approved Enterprise” and “Beneficiary Enterprise” status, which provide certain benefits, including tax exemptions and reduced tax rates under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. Income not eligible for Approved Enterprise and Benefited Enterprise benefits is taxed at regular rates (25% in 2013 and 26.5% in 2014).

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

Risks Related to an Investment in our Common Shares

There is limited trading volume for our common shares, which reduces liquidity for our shareholders, and may furthermore cause the share price to be volatile, all of which may lead to losses by investors.

There has historically been limited trading volume in our common shares, both on the NASDAQ Capital Market and the TASE. While recently there has been improvement, the trading volume is still limited, which results in reduced liquidity for our shareholders. As a further result of the limited volume, our common shares have experienced significant market price volatility in the past and may experience significant market price and volume fluctuations in the future, in response to factors such as announcements of developments related to our business, announcements by competitors, quarterly fluctuations in our financial results and general conditions in the industry in which we compete.

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

We are not an entity subject to any regulatory supervision in Curaçao by the Central Bank of Curaçao and Sint Maarten. As a result, shareholders are not protected by any regulatory supervision or inspections by any regulatory agency in Curaçao, and we are not required to observe any restrictions in respect of its conduct, save as disclosed in this annual report or our Amended Articles of Association.

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

Corporate Details

Our legal and commercial name is Sapiens International Corporation N.V., and we were incorporated and registered in Curaçao on April 6, 1990. We are a public limited liability company and operate under the provisions of the Curaçao Commercial Code. Our registered office is located at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, and our telephone number in Curaçao is + 5999-736-6277. United International Trust N.V. is the Company’s agent in Curaçao and serves as a member of our Board of Directors. Our World Wide Web address is www.sapiens.com. The information contained on the web site is not a part of this annual report. Except as described immediately below, we have not had any important events in the development of our business since January 1, 2014.

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

Capital Expenditures and Divestitures since January 1, 2012

On August 1, 2014, we acquired Knowledge Partners International LLC (“KPI”) and the assets of The Decision Model Licensing LLC (“TDML”), for total consideration of $2.1 million in cash and 57,000 ordinary shares of Sapiens Decision, our subsidiary which holds all of the interests in KPI (representing 3% of Sapiens Decision’s issued and outstanding ordinary shares immediately prior to closing). In addition, one of the shareholders of KPI received 88,500 restricted shares of Sapiens Decision plus $450,000 in cash, subject to certain performance criteria. The agreements for the foregoing acquisitions included, among other things, certain put and call options relating to the Sapiens Decision shares issued upon consummation of the transaction and certain other benefits payable upon the occurrence of certain conditions.

Our principal capital expenditures during the last three years related mainly to the purchase of computer equipment and software for use by our subsidiaries. These capital expenditures totaled approximately $1.3 million in 2012, $4.1 million in 2013 and $1.5 in 2014 (including lease improvements).

B.	Business Overview.

We are a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core software solutions for Property & Casualty/General Insurance (P&C), and Life, Pensions & Annuities (L&P) providers, allowing them to manage policy administration, claims management and billing functions. We also provide record-keeping software solutions for Retirement Services providers. In addition, we offer a variety of other technology-based solutions that enable organizations to deploy business logic and comply with policies and regulations across their organizations. Our solutions enable customers to respond to the rapidly-evolving market needs and regulatory changes, while improving the efficiency of their core operations, thereby increasing revenues and reducing costs. We also offer services to insurance providers and financial institutions around the globe, including consulting, migration, project delivery and implementation of our solutions.

Software solutions

Our software solutions portfolio is comprised of:

•	Life, Pension, Annuity and Retirement Solutions – comprehensive software solutions for the management of a diversified range of products for life, pension, annuity and retirement. Our portfolio includes Sapiens ALIS, Sapiens TOPAZ, Sapiens Retirement and Sapiens Closed Books.
•	Property and Casualty/General Insurance Solutions– a comprehensive software suite of solutions, supporting a broad range of business lines, including personal, commercial and specialty lines, as well as a solution for the management of reinsurance contracts. Our portfolio includes Sapiens IDIT and Sapiens Reinsurance.
•	Sapiens DECISION – an enterprise-scale platform that enables institutions to centrally author, store and manage all organizational business logic. Organizations of all types – including banks, mortgage institutions and insurers – use it to track, verify and ensure that every decision is based on the most up-to-date rules and policies.
•	Technology-Based Solutions –tailor-made solutions (unrelated to the insurance or financial services market) based on our eMerge platform, which provides end-to-end, modular business solutions, ensuring rapid time to market.

Services

Sapiens’ services modernize and automate processes for insurance providers and financial institutions around the globe, helping to create greater organizational efficiencies, reduce costs and provide a better end user experience

Sapiens services include:

•	Project delivery and implementation
•	Business and technical Consulting related to our products
•	Project and program management
•	Training
•	User acceptance testing
•	Migration
•	Maintenance and support services
•	Hosting
•	Product upgrades

Built on a solid foundation of insurance domain expertise, proven technology and a history of successful deployments, Sapiens assists clients in identifying and eliminating IT barriers to achieve business objectives.

For more information about our software solutions and services, please see section 4B below.

Our Marketplace and its Needs

Our Target Markets

We operate in a large market undergoing significant transformation.

According to CELENT, a research firm (IT Spending in Insurance – A Global Perspective report, April 2014), global IT spending by insurance companies is expected to grow from $162.1 billion in 2014 to $176.7 billion in 2016. IT spending on external software and IT services is expected to total approximately $65 billion in 2014, and to increase to $73.3 billion by 2016, representing 12.8% growth from 2014 to 2016.

Of these amounts, we believe that our current total addressable market for core insurance software solutions is approximately $25 billion, which we believe will grow due to the need for insurance carriers and other financial institutions to spend on modern software solutions. They are likely to turn to external providers to rectify the operational challenges presented by the inefficiency of their legacy policy administration systems.

Such legacy systems include technical and functional limitations that have an adverse impact on the ability of carriers to succeed in a dynamic and changing business and regulatory environments, and swiftly launch new, innovative products in line with their customers’ needs and communicate with their end-customers in an effective and modern manner. Legacy systems also slow down carriers’ business and geographic expansion, and lead to operational inefficiencies that are translated into increased costs.

Often, legacy systems simply do not support new regulatory requirements and put carriers at risk of non-compliance. We believe these challenges will cause an accelerating shift from spending on legacy systems to new software solutions, and a change from reliance on in-house development to external vendors.

Life, Pension, Annuities and Retirement Markets

Life, pension, annuities and retirement providers offer their customers a wide range of products for long-term savings, protection, pension and insurance to assist policyholders in financial planning, through life insurance, retirement, pension, medical and investment products. Their products can be classified in several areas, primarily investment and savings products, risk and protection products, and pension products – and can exist both as individual-targeted products, as well as group- and employer-related products. Some of these providers and other financial services providers also offer retirement services products, particularly management of, and recordkeeping for, defined contribution retirement plans.

Retirement services offer employer-related defined contribution plans that are the primary and fastest-growing retirement savings vehicles in the U.S., including nearly one-third of overall retirement assets. Financial services companies, such as insurance companies, mutual funds, banks and TPAs, provide recordkeeping services for employer-related plans. Many recordkeeping service providers use legacy or in-house software solutions to manage their books.

Property & Casualty/General Insurance Market

Property and casualty insurance (also known as non-life insurance, or General Insurance (“GI”)) protects policyholders against a range of losses on items of value. This insurance, known as P&C insurance, includes the personal segment (insurance coverage for individuals, including products such as motor, home, personal property and travel), the commercial segment (covering aspects of commercial activity, such as commercial property, car fleets and professional liability), and specialty lines (covering unique domains, such as marine, art and credit insurance).

Reinsurance is insurance that is purchased by an insurance company (“ceded reinsurance”) from another insurance company (“assumed reinsurance”) as a means of risk management. The reinsurer and the insurer enter into a reinsurance agreement (referred to as “contract” or “treaty”), which details the conditions upon which the reinsurer would pay the insurer's losses. The reinsurer is paid a reinsurance premium by the insurer, and the insurer issues insurance policies to its own policyholders. The insurer must maintain an accurate system of record to track its reinsurance contracts and treaties, in order to avoid claims leakage.

Financial Services Market for Decision Management

Large financial organizations –retail banks, investment banks, mortgage banks and others – rely heavily on huge amounts of data. This data is used for their ongoing operations, and serves the decision management process.

The decision management process in financial services affects overall corporate performance, including an impact on customers and competitors. Decision management systems are a key performance component of every financial services organization, as they help the organization define, avoid and hedge financial risk.

Increasing competition, regulatory burden and product innovation requirements are necessitating a shift in thinking and approach across the financial services market. By replacing conventional policy and process management with the emerging discipline known as decision management, financial institutions are bridging the gap between business and IT by enabling business users to rapidly frame requirements in formal business models that can be easily understood by all stakeholders.

Needs of our Target Markets

Large financial organizations must constantly invest in their IT systems to respond to key market drivers. They require the ability to:

•	Improve the end-customer experience via innovative initiatives. Sophisticated, tech-savvy and mobile financial customers expect a positive experience from their providers
•	Respond to complex and evolving regulatory standards, such as Solvency II, Dodd-Frank legislation, Basel III, among others
•	Support internal customers’ growth and operations. This includes reducing the time to market of new products, expanding into new geographies, reducing costs and streamlining operations

Specific Needs of the Insurance and Retirement Services Market

The insurance market is a large, complex and highly regulated environment. Insurance carriers operate in a super-competitive market, which necessitates differentiating their value propositions. Additionally, carriers operate under a rigid regulatory regime and are required to comply with market regulations.

In order to efficiently manage their operations, insurance carriers require IT platforms that enable rapid introduction of changes via configurable user-driven activities, integrate with other internal and external systems, control and audit the internal employees’ work, support multi-channel distribution and provide clear visibility into the carrier’s business operations.

Insurance carriers are experiencing substantial operational challenges due to the inefficiency of their legacy policy administration systems. These systems, which include both technical and functional limitations, acutely impact the ability of carriers to cope with growing challenges, such as the need for innovation, the shift of power to the consumer, and the dynamic and constantly changing regulatory environment.

We believe the following are key considerations for insurance carriers when they think about upgrading their legacy systems:

•	Dynamic business environment with constantly changing regulations – Many insurance carriers still use outdated legacy systems that are costly and time-consuming to modify or upgrade. This has prevented insurance carriers from innovating and growing. Carriers who use legacy systems may find that it is difficult for them to modify existing products, introduce new products and reach untapped market segments. Varied and frequently changing global regulatory requirements require specialized data and business rules, which makes change implementation particularly challenging.

•	Change in end-consumers’ behavior and shift of power to consumers – Insurance carriers must adapt rapidly to the shifting needs and behaviors of consumers, including the types and terms of insurance products offered, and how consumers can access information. Insurance carriers require systems with integration capability and support for multi-channel distribution, so they can reach their clients’ customers and partners in various ways.
•	A need to improve operational efficiency and reduce total cost of ownership – We believe that a majority of insurance carriers are still using inefficient and outdated processes that do not automate operations and workflows, and thus don’t offer efficient process management. These processes may have high error rates. Additionally, the ongoing maintenance of legacy systems is expensive and technically difficult. A specialized IT staff with the requisite skills and experience needed to maintain these systems is difficult to find or replace. Insurers seek systems that are modern, automated, efficient and easy to maintain, and which can lower costs over the long term.
•	Increasing global and multi-national operation – An increasing number of insurers are accelerating their growth initiatives through global acquisitions. These insurers seek sole providers who can deliver solutions that can be used across markets, combining the support of local regulatory requirements and specific customer needs, while driving a generic corporate business approach and strategy across the globe, reducing costs and overhead.
•	Going digital – Digitalization holds significant potential for financial services institutions and insurers, but only if they manage to efficiently digitalize their operations, support multi-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – including tablets and mobile devices.

Business Decision Management Market Needs

Many large organizations, particularly in the financial services market, must comply with complex regulations. They operate in a highly competitive market that requires quick responses. Business logic drives most of the financial services transactions and is the backbone of an organization's policies and strategies, and its ability to successfully operate in this market.

To operate efficiently, business owners must assume ownership of the business logic and possess the ability to define and modify it; standardize it; and reuse it across the organization. Today, business logic is defined by business owners and compliance officers, but IT departments translate the requirements into code. This process raises several key challenges: the result does not always accurately reflect the business requirements; the new requirements might conflict with, or override, previous requirements; and the entire process is not fully audited. These gaps create an inefficient and risk-exposed organization.

Sapiens’ Software Solutions

Overview

We are a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, with the ability to be more agile in the face of new and changing business environments, while simultaneously reducing IT costs.

We offer our insurance customers a range of packaged software solutions that are:

•	Comprehensive and function-rich, supporting generic insurance standards, regulations and processes by providing field-proven functionality and best practices.
•	Customizable to easily match our customers’ specific business requirements. Our flexible architecture and configurable structure allows quick functionality augmentation that permits use of our platform across different markets, unique business requirements and regulatory regimes, using our knowledge and vast experience of insurance best practices.
•	Based on service-oriented architecture (“SOA”) that is engineered to provide easy integration to any external application under any technology, thus allowing streamlined connectivity to all satellite applications and enhancing digital experience and omni-channel distribution. All this while maintaining total platform independence and system reliability.
•	Component-based and scalable, allowing our customers to deploy the solutions in a phased and modular approach, reducing risk and destruction to the business, while supporting the growth plans and cost efficiency of the organization.

Our packaged software solutions enable:

•	Rapid deployment of new insurance products, via configurable software, which creates a competitive advantage in all of the insurance markets we serve.
•	Improvement of operational efficiency and reduction of risk, by providing full insurance process automation, with configurable workflows, audit and control, streamlined insurance practices and simple integration and maintenance.
•	Reduction of overhead for IT maintenance through easy-to-integrate solutions with flexible and modern architecture, resulting in lower costs for ongoing maintenance, modifications, additions and integration.
•	Enhanced Omni-channel distribution & focus on the customers, through event-driven architecture, pro-active client management approach, rapid access to all levels of data and a holistic view of clients and distributors
•	Various deployment models – from on-premises deployment approach to Cloud and Hosted solutions
•	Support of digitalization – digitalization holds massive potential for financial services institutions and insurers, but only if they manage to efficiently digitalize their operations, support multi-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – including tablets and mobile devices

Sapiens Life, Pension & Annuity Solutions

Sapiens ALIS for Life, Pension & Annuity

Sapiens ALIS is a comprehensive software solution for individual and group insurance products. Sapiens ALIS provides comprehensive support for the complete policy lifecycle of all life insurance products – from quotation and illustrations; to underwriting, billing and servicing; through claims management and exit processing.

Sapiens ALIS supports a wide range of insurance product lines across multiple territories, including:

•	Individual and group life, investment and savings
•	Individual and group protection, and risk products
•	Individual and group pension
•	Annuity products
•	Hybrid products

Sapiens ALIS is a modular system that includes all the functional components necessary for insurers to manage their business. Insurance carriers can manage their entire core business on a single platform and integrate Sapiens ALIS with other systems for the completion of a specific activity or domain.

Sapiens ALIS integrates all of the following functions into one solution:

•	Sales, Quotation and Illustration
•	New Business
•	Underwriting
•	Policy Servicing
•	Billing, Collection and Payments Management
•	Claims Processing
•	Agency and Commission
•	CRM and Customer Management
•	Workflow and Diary
•	Compliance and Calculation Engine
•	Insurance product manufacturing

Sapiens Retirement Services

Leveraging assets we have built from our Sapiens ALIS offering, we have developed Sapiens Retirement: a modern, end-to-end packaged software solution for record-keeping management for defined-contribution recordkeeping providers.

Sapiens Retirement Services Platform is a next-generation, defined contribution, retirement services platform that enables recordkeepers to secure and retain profitable plans by offering the efficiency, flexibility and end-to-end governance required for success in today’s market. Designed by leading industry experts, Sapiens Retirement Services supports a wide range of plan types – 401(k), 403(b) and 457 – from Micro to Mega plans, and the associated plan variations, including ERISA, Non-ERISA, Safe Harbor, Taft Hartley and others.

Sapiens Closed Books

Sapiens Closed Books is a solution for life and pension insurance companies that enables them to efficiently and more effectively administer policies and claims relating to their legacy portfolio and closed books business (products that are no longer open to new business but must be further administered).

Sapiens Closed Books is an industry leading and proven system designed to deliver solutions to legacy portfolio challenges, while significantly cutting the costs that are commonly associated with legacy platforms. Sapiens Closed Books provides a full, end-to-end legacy portfolio-focused system that is capable of dealing with missing data, old legislation and a wide range of product types.

The Sapiens Closed Books model ensures that benefits are realized in a controlled and low risk manner, via best practices and proven industry experience.

Sapiens TOPAZ

Sapiens TOPAZ is offered uniquely in Israel, enabling life & pension insurance providers there to handle a wide range of activities and regulations that are unique to the Israeli market.

Sapiens Property & Casualty/General Insurance Solutions

Sapiens IDIT

Sapiens IDIT is a component-based software solution, addressing the specific needs of general insurance carriers for traditional insurance, direct insurance, bancassurance and brokers markets, primarily in Europe and Asia-Pacific.

Sapiens IDIT supports a broad range of general, personal and commercial lines of business, including:

•	Personal lines – motor, personal property and homeowner, yacht, travel, medical insurance, etc.
•	Commercial lines – fleet insurance, marine, cargo, engineering, real estate and commercial building, etc.
•	Specialty lines – credit insurance or art insurance, etc.

Sapiens IDIT integrates multiple front office and back office processes, including insurance product design, policy administration, underwriting, call center, and remote users and partners, backed by fully secured internet-based capabilities.

Sapiens IDIT provides a full set of components to support insurance carriers’ core operations lifecycle – from inception, to renewal and claims. This includes:

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

Sapiens Insight

Insight for P&C is a software solution used by carriers that works on IBM System z (mainframe) and System i platforms. Insight for P&C has been customized to meet specific business demands at the insurer level and regulatory needs at the state level.

Sapiens Reinsurance

Sapiens Reinsurance is a comprehensive business and accounting solution designed to support the entire range of reinsurance contracts and activities, both ceded and assumed, for all lines of business. This software product provides both insurers and reinsurers superior handling of all reinsurance activities and in-depth accounting functionality on a single platform. By incorporating fully automated functions adapted conveniently for its customers’ business procedures, Sapiens Reinsurance provides flexible and full financial control of its customers’ reinsurance processes, including full support for all auditing requirements and statutory compliance.

Sapiens Reinsurance provides end-to-end processing, including:

•	Setup and definition of the reinsurance program - both cession and assumed contracts
•	Comprehensive transaction processing – for both cession and assumed reinsurance contracts
•	Automated production of all periodic statements, billings, bordereaux and accounts for all parties – reinsurers, brokers, ceding companies
•	All-inclusive financial accounting module for current accounts management, P&L and balance sheet figures, and comprehensive support for general ledger accounts
•	Complete audit trail and tracking capability of all activities, transactions and business processes

Sapiens Business Decision Management Solutions

Sapiens DECISION

Sapiens DECISION is a business decision management solution that consistently enforces business logic across all enterprise applications. Organizations use it to track, verify and ensure that every decision is based on the most up-to-date rules and policies. The solution is powered by The Decision Model®, a widely adopted decision management methodology, for which we own a number of patents.

Organizations are undergoing a paradigm shift in the way they approach change, by replacing conventional policy and process management with an emerging discipline called decision management. Decision management bridges the gap between business and IT, by enabling business users to rapidly frame requirements in formal business models that can be easily understood by all stakeholders. This ensures that the business logic is complete, internally consistent and accurate, and doesn’t replicate existing logic.

Sapiens DECISION allows the reusability and governance of business logic across all business divisions and software applications, using any rules engine or business process management system, and integrating seamlessly with the BRM or BPM system that the organization has in place.

Some of the key benefits for organizations that use Sapiens DECISION are:

•	Reduced risk, by assessing the impact of any change (competitive, strategy, regulatory, etc.) and allowing users to simply and quickly design new and sustainable models to meet evolving business requirements.
•	Limited costs and complexity by centralizing the development and dissemination of institutional business logic, which improves efficiency
•	Improved visibility and true governance, via putting business users in full control of institutional business logic and enabling them to trace every policy and rule back to its motivation and documentation.
•	Establishment of a “single point of truth,” by providing business and IT users a centralized business logic repository.

We are currently focusing on the development and marketing of Sapiens DECISION in the financial services market in North America and Western Europe, and we are building best practices to be used primarily by mortgage, retail and investment banking where the scale and complexity of operations requires enterprise-grade technology that can easily be adapted as polices and business strategies rapidly evolve. We also intend to develop and market Sapiens DECISION for the insurance industry and leverage our industry knowledge and close relationships with our existing customers and partners.

Technology-Based Solutions

Sapiens eMerge

Sapiens eMerge is a rules-based, model-driven architecture that enables the creation of tailor-made, mission-critical core enterprise applications with little or no coding. Our technology is intended to allow customers to meet complex and unique requirements using a robust development platform. For example, with Sapiens eMerge, we perform proxy porting for our customers in an efficient, cost effective manner.

Sapiens’ Global Services

Sapiens’ services modernize and automate processes for insurance providers and financial institutions around the globe, helping to create greater organizational efficiencies, reduce costs and provide a better end user experience. Built on a solid foundation of insurance domain expertise, proven technology and a heritage of successful deployments, Sapiens assists clients in identifying and eliminating IT barriers to achieve business objectives. Benefits include:

-	Project delivery experience – more than 30 years of field-proven project delivery of core system solutions, based on best practices and accumulated experience.
-	System integration – we help our customers deploy modern solutions, while expertly integrating these solutions with their legacy environments that must be supported.
-	Global presence: insurance and technology domain experts are available worldwide to professional services.

Our implementation teams assist customers in building implementation plans, integrating our software solutions with their existing systems, and deploying specific requirements unique to each customer and installation.

We also partner with several system integration and consulting firms to achieve scalable, cost-effective implementations for our customers. We have developed an efficient, repeatable methodology that is closely aligned with the unique capabilities of our solutions.

Our service teams have strong technology skills and industry expertise. The level of service and business understanding they provide contributes to the long term success of our customers. This helps us develop strategic relationships with our customers, enhances information exchange and deepens our understanding of the needs of companies within the industry.

Through our service teams, we provide a wide scope of services and consultancy around our core solutions, both in the stage of the initial project implementation as well as on-going additional services. Many of our customers also use our services and expertise on an ongoing basis to assist them with various aspects of daily maintenance, ongoing system administration and the addition of new solution enhancements.

Such services include:

•	Adding new lines of business and functional coverage to existing solutions running in production
•	Ongoing support services for managing and administering the solutions
•	Creating new functionalities per specific requirements of our customers
•	Assisting with compliance for new regulations and legal requirements

In addition, most of our clients elect to enter into an ongoing maintenance and support contract with us. The terms of such a contract are usually twelve months and are renewed every year. A maintenance contract entitles the customer to technology upgrades (when made generally available) and technical support. In addition, we offer introductory and advanced classes and training programs available at our offices and at customer sites.

Our Strengths

Comprehensive suite of core solutions. We offer end-to-end solutions for the P&C and L&P markets, supporting all sub-segments of these markets and the complete lifecycle of product lines. Our software supports and enables our customers’ most fundamental insurance business processes, including Policy Administration, Billing and Claims. Our solutions for the Retirement Services market offers modern record-keeping for retirement services providers that are fundamental to their operations. Sapiens’ business decision management solution is a unique offering for the design, management and governance of the business logic behind operations and compliance in a wide variety of organizations.

Innovative products with leading functionality and technology. Our solutions include integrated, flexible, configurable, scalable and reliable suites of products based on advanced architecture, which are specifically designed for our customers’ needs. In addition, our solutions are highly compatible with other software solutions our customers use. We allow carriers to support new sales channels, including mobile and social, reduce time to market for new product launches, lower total cost of ownership and support global operations.

We have invested significantly in research and development to ensure that our products employ new technology and are compatible with the needs of our clients. As a result, our products are highly regarded by leading industry analysts, such as CELENT and Ovum, for their levels of technology and functionality. Sapiens ALIS won awards from CELENT in 2013 for best functionality in North America and EMEA. Sapiens IDIT won awards from CELENT in 2014 for best functionality and technology in EMEA and APAC.

Strong, diverse and stable customer base. We currently have more than 130 customers globally, including some of the world’s largest global insurance carriers and financial institutions. Our customer base is diversified across the P&C, L&P and retirement services segments. We believe our business decision management solutions are applicable across the financial industry, and offer an opportunity for further diversification. We derived 31%, 59% and 10% of our revenues from the Americas, Europe and Asia-Pacific in the year ended December 31, 2014 and 33%, 58% and 9% from those respective regions, in the year ended December 31, 2013.

Installing a new core system is a major undertaking for insurance carriers, which involves extended pre-production work and entails a complex integration and implementation effort. Our products are at the core of our customers’ businesses, and our customers are therefore committed to our products, ensuring long-term relationships that result in revenue stability. Many of our customer relationships have been in place for more than 10 years and we benefit from recurring revenues as customers request support, upgrades and enhancements for our systems.

Our Strategy

Our strategy is to be a market leader in the global software solutions marketplace for the financial services industry, with a focus on insurance. We plan to pursue our strategy by focusing on the following principles:

Expansion of our sales in existing products and markets – We intend to continue to operate in our existing markets and to increase our customer base in these markets. In addition, we plan to strengthen our recurring revenue model by providing additional solutions, support, maintenance, assistance and implementation services to our existing customer base, leveraging our comprehensive and diversified product suite.

Organic growth into new markets – We plan to grow our business by developing new products and offering our existing portfolio to prospects in new markets. We believe there is considerable opportunity to grow sales of our L&P and P&C product suite in additional European countries, as well as the United States and Canada, and to expand the customer base for Sapiens DECISION in Europe.

Continue to develop long-term relationships with our customers – We intend to strengthen our recurring revenue model by providing additional solutions, support, maintenance, assistance, and implementation services to our existing customer base, leveraging on our comprehensive and diversified product suite. We intend to leverage our existing technologies and familiarity with the industry to develop new products to continue to address our customers’ evolving needs, thus strengthening our relationships with them.

Innovation and technology leadership – We plan to continue to enhance our software solutions to ensure they remain leading products in terms of functionality and technology, to meet the market demand. We believe our focus on innovation and our industry expertise will enable us to further improve our existing product offering, as well as to produce new software solutions for the benefit of our customers and partners. We will continue to leverage the insights and best practices drawn from our customer base and invest in research and development.

Growth through acquisitions – As part of our growth strategy, we have consummated four acquisitions since 2010. We will continue to seek and evaluate opportunities to grow through acquisitions of companies with complementary solutions, related intellectual property and/or customer bases. In addition, we are looking for acquisitions that will expand our geographic presence and for offshore capabilities. As various companies in our industry offer differentiated solutions sold to various customers, we believe we may encounter opportunities to acquire companies or technologies that are synergistic with our solutions. We will balance investment in such acquisitions with return to investors and allocate our capital resources accordingly.

Competitive Landscape

We operate in two main markets – insurance and the broader financial services sector – with different competitive landscapes.

The market for core software solutions for the insurance industry is highly competitive and characterized by rapidly changing technologies, evolving industry standards and customer requirements, and frequent innovations.

The market for business decision management is a relatively new and innovative market, and as such it is too early to accurately identify competition.

Competitive Landscape for our Insurance Software Solutions

Our competitors in the insurance software solutions market differ from us based on size, geography and lines of business. Some of our competitors offer a full suite, while others offer only one module; some operate in specific (domestic) geographies, while others operate on a global basis; and delivery models vary, with some competitors keeping delivery in-house, or using IT outsourcing (ITO) or business process outsourcing (BPO).

The insurance software solutions market is highly competitive and demanding. Maintaining a leading position is challenging, for several reasons:

-	Development of new core insurance solutions requires heavy R&D investment and an in-depth knowledge of complex insurance environments
-	Technology innovation is mandatory to gain new customers
-	A global presence and the ability to support global insurance operations is required
-	Regulatory requirements can be burdensome and require specific IT solutions
-	Continued support and development of the solutions necessitates a critical mass of customers that support an ongoing R&D investment
-	Know-how of insurance system requirements and an ability to bridge between new systems and legacy technologies must be maintained

The complex requirements of this market create a high barrier to entry for new players. As for existing players, these requirements have led to a marked increase in M&A transactions in the insurance software solutions sector, since small, local vendors have not been able to sustain growth without continuing to fund their R&D departments and follow the globalization trend of their customers.

We believe we are well positioned to leverage our modern solutions, customer base and global presence to compete in this market and meet its challenges. In addition, our accumulated experience and expert teams allow us to provide a comprehensive response to the IT challenges of this market.

Different types of competitors include:

-	Global software providers with their own IP
-	Local/domestic software vendors with their own IP, operating in a designated geographic market and/or within a designated segment of the insurance industry
-	BPO providers who offer end-to-end outsourcing of insurance carriers business, including core software administration (although BPO providers want to buy comprehensive software platforms to serve as part of the BPO proposition from vendors and may seek to purchase our solutions for this purpose)

-	Internal IT departments, who often prefer to develop solutions in-house

We differentiate ourselves from our competitors through the following key factors:

•	We offer innovative and modern software solutions, with rich functionality and advanced, intuitive user interfaces.
•	We use model-driven architecture that allows rapid deployment of the system, while reducing total cost of ownership.
•	Our solutions are built using an architecture that allows customers to implement the full solution or components, and readily integrate the solution or individual components into their existing IT landscape.
•	We recognize technology trends and invest in adjusting our solutions to meet this rapid pace.
•	We are able to fund R&D investment and maintain the competitive advantage of our products due to our large and growing customer base and financial stability.
•	Our delivery methodology is based on extensive insurance industry experience and cooperation with large insurance companies globally.
•	We leverage our proven track record of successful delivery to help our customers deploy our modern solutions, while integrating with their legacy environment that must remain supported.

Competitive Landscape for Business Decision Management Solutions

Sapiens DECISION is a pioneer in this disruptive market landscape. Since the introduction to the market of our innovative approach to enterprise architecture, we have identified only a small number of potential competitors.

We differentiate ourselves from our potential competitors through the following key factors:

-	We believe that Sapiens DECISION is the only solution that offers a true separation of the business logic in a decision management system for large enterprises – and that is currently generally available and already in production.
-	Sapiens DECISION is unique in its proven ability to support complex environments, with full audit trail and governance that is crucial for large financial services organizations.
-	We understand complex environments where DECISION is deployed due to our experience delivering complex, mission-critical solutions

Geographical Scope of Our Operations

For a breakdown of the geographical regions in which our revenues are generated, please see “Item 5—Operating and Financial Review and Prospects—A. Operating Results—Revenue by geographical region” below in this annual report.

Sales and Marketing

Our main sales channel is direct sales, with a small portion of partner sales. Our sales team is located at our regional offices in North America, the United Kingdom, Belgium, France, Israel, Australia and Japan. The direct sales force is geared to large organizations within the insurance industry and the financial services industry.

In 2014, we expanded our sales and marketing investment across target regions: North America, UK and Europe – through the expansion of sales, presales, domain experts and marketing personnel. We anticipate that our expanded sales team will leverage their proximity to customers and prospective clients to drive more business, and offer Sapiens’ services across our target markets.

In addition, in 2014, we expanded our account management teams. Our account managers are focused on building ongoing relationships with existing customers, to maintain a high level of customer satisfaction and identify up-selling opportunities within these organizations. We believe that a high level of post-contract customer support is important to our continued success. In addition, we employ a team of technical specialists who provide a full range of maintenance and support services to our customers to help them fully exploit the capabilities of our solutions.

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

Sapiens attends major industry trade shows to improve our visibility and our market recognition. Additionally, we host client conferences – such as our annual Sapiens ALIS Conference, which took place in Boston in 2014 –that are intended to strengthen our relationships with our existing customer base. We continue investing in our web presence, and we created a new blog channel in 2014 (“Sapiens Spotlight”) and totally refreshed and redesigned our website. Sapiens also invests in our working relationships and advisory services within the global industry-analyst community.

We work together with standards providers, such as ACORD, MISMO and SPARK to further enrich our offerings and provide our customers with comprehensive and innovative solutions that address the entire breadth of their business needs.

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

Our trademark rights include rights associated with our use of our trademarks, and rights obtained by registration of our trademarks. Our use and registration of our trademarks do not ensure that we have superior rights to others that may have registered or used identical or related marks on related goods or services. We have registrations for the mark “Sapiens” in USA, Benelux, Germany, Italy Switzerland and Israel, the name “RapidSure” in the USA and Canada and the names ALIS, E-ALIS, CORE-ALIS and certain other related marks as well as the ALIS design in the USA and Israel. The initial terms of protection for our registered trademarks range from 10 to 20 years and are renewable thereafter.

On August 1, 2014, we acquired KPI and the assets of TDML. See above under “ - History and Development of the Company - Capital Expenditures and Divestitures since January 1, 2012”.

Regulatory Impact

The global financial services industry is subject to significant government regulation, which is constantly changing. Financial services companies must comply with regulations, such as the Sarbanes-Oxley Act, Solvency II, Retail Distribution Review (known as RDR) in the United Kingdom, the Dodd-Frank Act and other directives regarding transparency. In addition, many individual countries have increased supervision over financial services operating in their market.

For example, in Europe regulators have been very active, motivated by past financial crises and the need for pension restructuring. Distribution of policies is being optimized with the increasing use of Bank Assurance (selling of insurance through a bank’s established distribution channels), supermarkets and kiosks (insurance stands). Increased activity –such as that occurring in Europe – would generally tend to have a positive impact on the demand for our software solutions and services. Nevertheless, insurers are cautiously approaching spending increases, and while many companies have not taken proactive steps to replace their software solutions in recent years, many of them are now looking for innovative, modern replacements to meet the regulatory changes.

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

Sapiens NA Insurance Solutions Inc.: incorporated in Delaware, US (owned 100% by Sapiens L&P)

Formula Insurance Solutions (FIS) France: incorporated in France (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

FIS- AU Pty Limited: incorporated in Australia (owned 100% by Sapiens (UK) Insurance Software Solutions Limited.)

Neuralmatic Ltd.: incorporated in Israel (owned 66% by Sapiens L&P)

Sapiens Software Solutions (Decision) Ltd. (“Sapiens Decision”) (owned 97% by Sapiens Technologies (1982) Ltd.)

Sapiens Decision NA Inc. (owned 100% by Sapiens Decision)

Knowledge Partners International LLC (“KPI”) (owned 100% by Sapiens Decision NA Inc.)

Sapiens (UK) Decision Limited (owned 100% by KPI)

We are a member of the Formula Systems (1985) Ltd. Group (NASDAQ: FORTY and TASE: FORT).

Formula is a holding and managing company of (currently) three publicly traded companies which provide IT solutions worldwide, developing and implementing innovative, proprietary software, services and solutions, turnkey projects and outsourcing services as well as software distribution and support.

Based on the last amendment to its Schedule 13D, filed on December 31, 2014, Formula held 23,914,837 of our Common Shares, or approximately 50.2% of our outstanding Common Shares as of December 31, 2014. As of February 28, 2015, Asseco beneficially owned 49.0% of the outstanding share capital of Formula.

Based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us.

D.	Property, Plants and Equipment.

We lease office space in Israel, the United States, Canada, the United Kingdom, Belgium and Japan. The lease terms for the spaces that we currently occupy are generally five to eleven years. In Israel, based on our current occupancy, we lease approximately 101,500 square feet of office space; in the United States, approximately 9,100 square feet; in Canada, approximately 400 square feet; in the United Kingdom, approximately 17,700 square feet, in Belgium, approximately 2,100 square feet and in Japan, approximately 4,400 square feet. In 2014, our rent costs totaled $3.8 million, in the aggregate, for all of our leased offices. Our corporate headquarters are located in Israel and our core research and development activities are performed at our offices across Israel. The lease at that facility is for a term of 11 years and we have an option to extend the term for an additional five years. We believe that our existing facilities are adequate for our current needs.

Item 4A.    UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere herein.

Overview

We are a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector.We offer core software solutions for Property & Casualty/General Insurance (P&C), and Life, Pension & Annuities (L&P) providers, allowing them to manage policy administration, claims management and billing functions. We also provide record-keeping software solutions for Retirement Services providers. In addition, we offer a variety of other technology-based solutions that enable organizations to deploy business logic and comply with policies and regulations across their organizations. Our solutions enable customers to respond to evolving market needs and regulatory changes, while improving the efficiency of their core operations, thereby increasing revenues and reducing costs.

We derive our revenues principally from the sale, implementation, maintenance and support of our solutions and from providing consulting and other services related to our products. Revenues are comprised primarily of revenues from services, including systems integration and implementation and product maintenance and support, and from licenses of our products.

We also generate revenues from other customers unrelated to the financial services industry, which use our legacy solution based on e-Merge software. For these customers, except for the difference in the target industry, revenues are recognized from the sale of package-based software solutions that include the grant of a license to use our product, implementation and customization services related to the product sold and maintenance and support services and follow similar methods of project delivery.. See “Critical Accounting Policies and Estimates” below for a discussion of how we account for our revenues and their associated costs.

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

We believe that the following critical accounting policies affect the estimates and judgments that we made in preparing our consolidated financial statements:

•	Revenue Recognition

•	Marketable Securities

•	Business Combination

•	Goodwill, long lived assets and other identifiable intangible assets

•	Taxes on Income

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

Marketable Securities

We account for all our investments in debt securities in accordance with ASC 320, “Investments - Debt and Equity Securities”. We classify all debt securities as “available-for-sale”. All of our investments in available-for-sale securities are reported at fair value. Unrealized gains and losses are comprised of the difference between fair value and the amortized cost of such securities and are recognized, net of tax, in accumulated other comprehensive income (loss).

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in "financial income, net".

We recognize an impairment charge when a decline in the fair value of our investments in debt securities below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and our intent to sell, including whether it is more likely than not that we will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in “net gain on sale of marketable securities previously impaired” in the statements of income and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income.

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

Goodwill, long lived assets and other identifiable intangible assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350,” Intangibles - Goodwill and Other”, goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The company operates in a total of four reporting units: Sapiens, FIS, Decision and IDIT.

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

Starting 2011, we adopted the provisions of ASU 2011-08 for our annual impairment test in the fourth quarter of each year. In 2014, this analysis determined that no indicators of impairment existed.

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

As of December 31, 2014, we had a total of $27.1 million of intangible assets, primarily comprised of capitalized software as well as core technology and customer relationship mainly from the acquisitions of IDIT and FIS in August 2011.

In accordance with ASC 360, “Property, Plant and Equipment” ("ASC 360") our long-lived assets are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In measuring the recoverability of assets, we are required to make estimates and judgments in assessing our forecast and cash flows and compare that with the carrying amount of the assets. Additional significant estimates used by management in the methodologies used to assess the recoverability of our long-lived assets include estimates of future cash-flows, future short-term and long-term growth rates, market acceptance of products and services, and other judgmental assumptions, which are also affected by factors detailed in our Risk Factors section in this annual report (see Item 3, “Key Information – Risk Factors”). If these estimates or the related assumptions change in the future, we may be required to record impairment charges for our long-lived assets.

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

Taxes on Income

We account for income taxes in accordance with ASC 740 “Income Taxes” ("ASC 740"). ASC 740 prescribes the use of the asset and liability method, whereby deferred tax assets and liability account balances are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future realization of our deferred tax assets ultimately depends on the existence of sufficient taxable income within the available carryback or carryforward periods. Sources of taxable income include future reversals of existing taxable temporary differences, future taxable income, taxable income in prior carryback years and tax planning strategies. We record a valuation allowance to reduce our deferred tax assets to an amount we believe is more likely than not to be realized. Changes in our valuation allowance impact income tax expense in the period of adjustment. Our deferred tax valuation allowances require significant judgment and uncertainties, including assumptions about future taxable income that are based on historical and projected information.

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

Recent Accounting Pronouncements

On May 28, 2014, the FASB completed its Revenue Recognition project by issuing ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The new guidance establishes the principles to report useful information to users of financial statements about the nature, timing, and uncertainty of revenue from contracts with customers. The new Revenue Recognition guidance is effective for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Early application is not permitted. We are currently evaluating the method of adoption, as well as the effect that adoption of this ASU will have on our consolidated financial statements.

A.	Operating Results.

The following tables set forth certain data from our results of operations for the years ended December 31, 2013 and 2014, as well as such data as a percentage of our revenues for those years. The data has been derived from our audited consolidated financial statements included in this annual report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this annual report.

Statement of Income Data
(U.S. dollars, in thousands, except share and per share data)
	Year ended December 31,
	2013	2014
Revenues	$135,377	$157,450
Cost of revenues	84,971	99,095
Gross profit	50,406	58,355
Operating expenses:
Research and development	11,846	11,352
Selling, marketing, general and administrative	26,677	32,097
Total operating expenses	38,523	43,449
Operating income	11,883	14,906
Financial income, net	520	124
Income before taxes on income	12,403	15,030
Taxes on income	(811)	(454)
Net income	11,592	14,576
Attributable to non-controlling interests	(12)	113
Net income attributable to Sapiens' shareholders	$11,604	$14,463

Statement of Income Data as a Percentage of Revenues

	Year ended December 31,
	2013	2014
Revenues	100.0%	100%
Cost of revenues	62.8%	62.9%
Gross profit	37.2%	37.1%
Operating expenses:
Research and development	8.8%	7.2%
Selling, marketing, general and administrative	19.7%	20.4%
Total operating expenses	28.5%	27.6%
Operating income	8.8%	9.5%
Financial income, net	0.4%	0.1%
Income before taxes on income	9.2%	9.6%
Taxes on income	0.6%	0.3%
Net income	8.6%	9.3%
Attributable to non-controlling interests	0.0%	0.1%
Net income attributable to Sapiens' shareholders	8.6%	9.2%

Comparison of the Years ended December 31, 2013 and 2014

Revenues

Our overall revenues increased by $22.1 million, or 16.3%, to $157.5 million for the year ended December 31, 2014 from $135.4 million in the year ended December 31, 2013.

A breakdown of our overall revenues into license and services revenues for the years ended December 31, 2013 and 2014, the percentage those respective categories of revenues constituted out of our total revenues in those years, and the percentage change for each such category of revenues from 2013 to 2014, are provided in the below table:

	Year ended December 31, 2013		Year-over- year	Year ended December 31, 2014
($ in thousands)	Revenues	Percentage	change	Revenues	Percentage
Revenue category
License	$15,164	11.2%	(12.9)%	$13,204	8.4%
Services	120,213	88.8%	20.0%	144,246	91.6%
Total	$135,377	100%	16.3%	$157,450	100%

License revenues are primarily comprised of revenues that we realize from a perpetual license and also from term based software licenses as part of an overall solution that we offer to our customers. License revenues in 2014 decreased by $2.0 million, or 12.9% to $13.2 million, which was attributable to extensions of the period of time for completion of existing implementation projects which resulted in recognition of the license over a longer period of time and therefore reduced the licenses amount recognized in 2014. Such decrease was also attributable to a delay in commencement of certain new projects that were included in our pipeline for 2014.

Service revenues are comprised of implementation services related to our solutions and post-implementation services such as ongoing support and maintenance, and professional services.

Revenues from services in 2014 increased by $24.0 million, or 20.0%, to $144.2 million, which was attributable to new projects that commenced in 2014, extensions of existing implementation projects and additional professional services provided to existing customers.

Revenues by geographical region

The dollar amount and percentage share of our revenues attributable to each of the geographical regions in which we conduct our operations for the years ended December 31, 2013 and 2014, respectively, as well as the percentage change between such years, were as follows:

	Year ended December 31, 2013		Year-over-	Year ended December 31, 2014
($ in thousands)	Revenues	Percentage	year change	Revenues	Percentage
Geographical region
North America*	$44,237	33%	12.1%	$49,585	31.5%
United Kingdom	31,115	23%	12.4%	34,961	22.2%
Israel	23,009	17%	25.3%	28,821	18.3%
Rest of Europe	24,862	18%	14.0%	28,351	18.0%
Asia Pacific	12,154	9%	29.4%	15,732	10.0%
Total	$135,377	100%	16.3%	$157,450	100%

*Revenue amounts for North America that are shown in the above table consist of revenues from the United States and also include approximately $1.1 million and $0.6 million of revenues generated in Canada in the years ended December 31, 2013 and 2014, respectively.

Our revenues in North America increased by $5.4 million, or 12.1%, to $49.6 million in the year ended December 31, 2014 from $44.2 million in the year ended December 31, 2013. The increase was attributable to an increase of $6.9 million in services revenues related to our various products partially offset by a decrease of $1.5 million in license revenues.

Our revenues in the United Kingdom increased by $3.9 million, or 12.4%, to $35.0 million in the year ended December 31, 2014 from $31.1 million in the year ended December 31, 2013. The increase was attributable to an increase of $4.1 million in services revenues related to our various products partially offset by a decrease of $0.2 million in license revenues.

Our revenues in Israel increased by $5.8 million, or 25.3%, to $28.8 million in the year ended December 31, 2014 from $23.0 million in the year ended December 31, 2013. The increase was attributable to an increase of $3.0 million in services revenues related to our various products and an increase of $2.8 million in license revenues from new and existing customers.

Our revenues in the Rest of Europe increased by $3.5 million, or 14%, to $28.4 million in the year ended December 31 2014 from $24.9 million in the year ended December 31, 2013. The increase was attributable toan increase of $4.9 million in services revenues related to our various products partially offset by a decrease of $1.4 million in license revenues.

Our revenues in Asia Pacific, or APAC, increased by $3.5 million, or 29.4%, to $15.7 million in the year ended December 31 2014 from $12.2 million in the year ended December 31, 2013. The increase was attributable to an increase of $5.2 million in services revenues related to our various products partially offset by a decrease of $1.7 million in license revenues.

We expect our revenues to continue to increase in 2015 from ongoing projects and from new projects we expect to begin in 2015. In particular, we anticipate that significant sources of growth in our revenues will be (i) recurring revenues from existing clients and (ii) sales in North America and Europe.

Cost of revenues

Our cost of revenues for the years ended December 31, 2013 and 2014, respectively (both in absolute terms and as a percentage of our overall revenues), as well as the percentage change between those years, are provided in the below table:

($ in thousands)	Year ended December 31, 2013	Year-over- year change	Year ended December 31, 2014
Cost of revenues	$84,971	16.6%	$99,095
Cost of revenues as a percentage of revenues	62.8%		62.9%

Our cost of revenues increased by $14.1 million, or 16.6%, to $99.1 million for the year ended December 31, 2014, as compared to $85.0 million in the year ended December 31, 2013. Cost of revenues increased slightly as a percentage of our revenues in the year ended December 31, 2014, to 62.9%, as compared to 62.8% during the year ended December 31, 2013.

Cost of revenues was comprised of salaries and other personnel-related expenses, and subcontracting expenses, of software consultants and engineers of $80.6 million, or 81.3% of our total costs of revenues in 2014, compared to $68.5 million, or 80.6% of our total cost of revenues in 2013. The increase in salaries and other personnel-related expenses, and subcontracting expenses, of $12.1 million was attributable to our hiring more employees and subcontractors to support the increasing demands for our products. Amortization of capitalized software development costs and other intangible assets was $5.8 million, or 5.9%, of our total cost of revenues in 2014 compared to $5.4 million, or 6.3%, of our total cost of revenues, in 2013.

Gross profit

Our gross profit for the years ended December 31, 2013 and 2014, respectively (both in absolute terms and as a percentage of our overall revenues), as well as the percentage change between those years, are provided in the below table:

($ in thousands)	Year ended December 31, 2013	Year-over- year change	Year ended December 31, 2014
Gross profit	$50,406	15.8%	$58,355
Gross profit as a percentage of revenues	37.2%		37.1%

Our gross profit increased by $8.0 million, or 15.8%, to $58.4 million for the year ended December 31, 2014, as compared to $50.4 million in the year ended December 31, 2013. Gross profit as a percentage of revenues for the year ended December 31, 2014 remained stable. Please see the information under “Cost of revenues” above for details concerning the components of, and changes in (from 2013 to 2014), cost of revenues.

Operating expenses

The amount of each category of operating expense for the years ended December 31, 2013 and 2014, respectively, as well as the percentage change in each such expense category between such years, and the percentage of our revenues constituted by our total operating expenses in each such year, is provided in the below table:

($ in thousands)	Year ended December 31, 2013	Year-over- year change	Year ended December 31, 2014
Research and development	$11,846	(4.2)%	$11,352
Selling, marketing, general and administrative	26,677	20.3%	32,097
Total operating expenses	$38,523	12.8%	$43,449
Percentage of total revenues	28.5%		27.6%

Research and Development

Research and development, or R&D, expenses, net of capitalization of software development costs decreased by 4.2% for the year ended December 31, 2014 compared to the year ended December 31, 2013. Our gross research and development expenses for the year ended December 31, 2014 totaled $17.4 million compared to $17.2 million in 2013. This is in line with our efforts to continue to support our future growth and support demand for product enhancements. Capitalization of software development costs accounted for $6.1 million of our research and development expenses for the year ended December 31, 2014, compared to $5.4 million in the year ended December 31, 2013. As a percentage of total revenues, our research and development expenses net of capitalization of software development costs constituted 7.2% and 8.8% for the years ended December 31, 2014 and 2013, respectively.

Research and development expenses, gross, included salaries and other personnel-related expenses of software consultants and engineers in amounts of $15.6 million, or 89.7% of the gross R&D expenses, in 2014, compared to $15.1 million, or 87.4% in 2013. Gross R&D expenses were equal to 11.1% of our revenue in 2014 compared to 12.7% in 2013.

We expect that R&D investment will remain approximately at the same level in 2015 in dollar value but may continue to decrease as a percentage of revenues.

.Selling, Marketing, General and Administrative expenses

Selling, Marketing, General and Administrative expenses, or SG&A expenses, increased by 20.3% for the year ended December 31, 2014 compared to the year ended December 31, 2013. As a percentage of total revenues, our SG&A increased to 20.4% from 19.7%. The increase was attributable to our increasing investment in our sales and marketing organizations and our increased marketing efforts to support our brands and increase sales opportunities. SG&A expenses include costs of salaries of sales, marketing, management and administrative employees and expenses related to external consultants and other expenses. Salaries and other personnel-related expenses were $20.8 million in the year ended December 31, 2014 compared to $14.8 million in the year ended December 31, 2013, or 64.7% and 55.5%, of SG&A expenses in the years ended December 31, 2013 and 2014, respectively.

We expect to continue to increase our selling and marketing expenses in line with our strategic goal of increasing our presence and the market awareness of our brand by intensifying our marketing efforts and adding distribution channels. While we intend to continue to invest in our selling and marketing efforts, we do not expect the rate of spending for selling and marketing to increase materially as a percentage of our revenues.

Operating income

Operating income and operating income as a percentage of total revenues for the years ended December 31, 2013 and 2014, respectively, as well as the percentage change in operating income between such years, were as follows:

($ in thousands)	Year ended December 31, 2013	Year-over- year change	Year ended December 31, 2014
Operating income	$11,883	25.4%	$14,906
Percentage of total revenues	8.8%		9.5%

Our operating income was $14.9 million in 2014 compared to $11.9 in 2013. Operating income, as a percentage of revenues, increased by 0.7% in 2014 compared to 2013.

We expect a slight increase in the operating margin of the company resulting from increased efficiencies across the company.

Financial income, net

The amount of our financial income, net, for the years ended December 31, 2013 and 2014, respectively, and the percentage of our revenues for those respective years constituted by such amounts, as well as the percentage change in such amounts between such years, were as follows:

($ in thousands)	Year ended December 31, 2013	Year-over- year change	Year ended December 31, 2014
Financial income, net	$520	(76.2)%	$124
Percentage of total revenues	0.4%		0.1%

Financial income, net, was $0.1 million for year ended December 31, 2014 compared to $0.5 million in the year ended December 31, 2013.

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

Taxes on income

Taxes on income, both as a stand-alone amount and as a percentage of income before taxes on income, for the years ended December 31, 2013 and 2014, respectively, as well as the percentage change in the amount of taxes on income between such years, were as follows:

($ in thousands)	Year ended December 31, 2013	Year-over- year change	Year ended December 31, 2014
Taxes on income	$811	(44.0)%	$454
As a percentage of income before taxes on income	6.5%		3.0%

The decrease in taxes on income was attributable primarily to recognition of deferred taxes during the year for which valuation allowance was provided in prior years, the grant of “Approved Enterprise" status by the Investment Center in the Israeli Ministry of Economy to one of our subsidiaries which operates in Israel, which makes the Company eligible for tax benefits as exemption from income tax for a period of two years commencing 2014. These were offset by increase in our taxable income in the United States, APAC and other jurisdictions in which we operate and an increase in our deferred tax expenses associated with utilizing a portion of our net operating losses.

Our provision for taxes on income relates to operations in jurisdictions other than Curaçao. Our effective income tax rate varies from year to year as a result of the various jurisdictions in which we operate, as each jurisdiction has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowance of deductions, credits and other benefits). We record a valuation allowance if we believe that it is more likely than not that the deferred income taxes regarding the loss carry forwards and other temporary differences, on which a valuation allowance has been provided, will not be realized in the foreseeable future. We do not recognize certain of the deferred tax assets relating to the net operating losses of certain of our subsidiaries worldwide due to the uncertainty of the realization of such tax benefits in the foreseeable future. During 2014, there were changes in our valuation allowance as mentioned above. For further information, please refer to note 11 to our financial statements appearing elsewhere in this annual report.

Net income attributable to Sapiens shareholders

The amount of net income attributable to Sapiens shareholders and such amount as a percentage of revenues for the years ended December 31, 2013 and 2014, respectively, as well as the percentage change in net income attributable to Sapiens shareholders between such years, were as follows:

($ in thousands)	Year ended December 31, 2013	Year-over- year change	Year ended December 31, 2014
Net income attributable to Sapiens shareholders	$11,604	24.6%	$14,463
Percentage of total revenues	8.6%		9.2%

As a percentage of total revenues, our net income attributable to Sapiens shareholders increased from 8.6% in the year ended December 31, 2013 to 9.2% for the year ended December 31, 2014, reflecting the cumulative effect of all of the above described line items from our statements of income.

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
Revenue category
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

Our gross profit increased by $3.0 million, or 6.2%, to $50.4 million for the year ended December 31, 2013, as compared to $47.5 million in the year ended December 31, 2012. The decrease in gross profit as a percentage of revenues for the year ended December 31, 2013 was attributable to our implementation of projects in that year that had a higher cost of revenues, and, consequently, a lower gross margin. Please see the information under “Cost of revenues” above for details concerning the components of, and changes in (from 2012 to 2013), cost of revenues.

Operating expenses

The amount of each category of operating expense for the years ended December 31, 2012 and 2013, respectively, as well as the percentage change in each such expense category between such years, and the percentage of our revenues constituted by our total operating expenses in each such year, is provided in the below table:

($ in thousands)	Year ended December 31, 2012	Year-over- year change	Year ended December 31, 2013
Research and development	$10,169	16.5%	$11,846
Selling, marketing, general and administrative	25,236	5.7%	26,677
Total operating expenses	$35,405	8.8%	$38,523
Percentage of total revenues	31.1%		28.5%

Research and Development

Research and development, or R&D, expenses, net of capitalization of software development costs increased by 16.5% for the year ended December 31, 2013 compared to the year ended December 31, 2012. Such increase was attributable to increased research and development aimed at expediting and deepening our product development efforts as part of our growth strategy. Our gross research and development expenses for the year ended December 31, 2013 totaled $17.2 million compared to $13.6 million in 2012. Such increase of 26.6% is in line with our efforts to support our future growth and support demand for product enhancements and future products. Capitalization of software development costs accounted for $5.4 million of our research and development expenses for the year ended December 31, 2013, compared to $3.4 million in the year ended December 31, 2012, reflecting an intensification of our research and development efforts. As a percentage of total revenues, our research and development expenses net of capitalization of software development costs constituted 8.9% and 8.8% for the years ended December 31, 2012 and 2013, respectively.

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

Operating income

Operating income and operating income as a percentage of total revenues for the years ended December 31, 2012 and 2013, respectively, as well as the percentage change in operating income between such years, were as follows:

($ in thousands)	Year ended December 31, 2012	Year-over- year change	Year ended December 31, 2013
Operating income	$12,045	(1.3)%	$11,883
Percentage of total revenues	10.6%		8.8%

Our operating income was $11.9 million in 2013 compared to $12.0 in 2012. Operating income, as a percentage of revenues, decreased by 1.3% in 2013 compared to 2012, due to the increase in our cost of revenues and our research and development expenses during the year ended December 31, 2013 (as described above), which more than offset the 18.8% increase in our revenues during 2013. In particular, this increase was attributable to our implementation of certain projects with higher cost of revenues in 2013.

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

The increase in our expense from taxes on income was attributable to an increase in our income in the United States, United Kingdom and other jurisdictions in which we operate, as well as an increase in our deferred tax expenses associated with utilizing a portion of our net operating losses.

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

Net income attributable to Sapiens shareholders

The amount of net income attributable to Sapiens shareholders and such amount as a percentage of revenues for the years ended December 31, 2012 and 2013, respectively, as well as the percentage change in net income attributable to Sapiens shareholders between such years, were as follows:

($ in thousands)	Year ended December 31, 2012	Year-over- year change	Year ended December 31, 2013
Net income attributable to Sapiens shareholders	$11,780	(1.5)%	$11,604
Percentage of total revenues	10.3%		8.6%

As a percentage of total revenues, our net income attributable to Sapiens shareholders decreased from 10.3% in the year ended December 31, 2012 to 8.6% for the year ended December 31, 2013, reflecting the cumulative effect of all of the above described line items from our statements of income.

Impact of Tax Policies and Programs on our Operating Results

For a description of the tax regulations that have a material impact on our operating results, particularly in Israel, where we have our headquarters, please see “Item 11. Additional Information—E. Taxation— Israeli Tax Considerations and Government Programs” below in this annual report.

B.	Liquidity and Capital Resources.

To date, we have substantially satisfied our capital and liquidity needs through cash flows from operations and sales of our equity securities.

Cash flows provided by operations were $17.3 million and $21.6 million during the years ended December 31, 2013 and 2014, respectively. We used $9.7 million and $42.7 million of cash in investing activities during the years ended December 31, 2013 and 2014, respectively. Our financing activities also had an impact on our cash resources in the year ended December 31, 2013, as we issued and sold shares in a public offering, which raised $37.8 million of cash. As of December 31, 2013 and 2014, we had $70.3 million and $80.5 million, respectively, of cash, cash equivalents and investments in marketable securities, and $63.5 million and $44.8 million, respectively, of working capital.

We expect that we will continue to generate positive cash flows from operations on an annual basis, although this may fluctuate significantly on a quarterly basis. We believe that based on our current operating forecast, the combination of existing working capital and expected cash flows from operations will be sufficient to finance our ongoing operations for the next twelve months.

Our future capital requirements will depend on many factors, including the rate of growth of our revenues, the expansion of our sales and marketing activities and the timing and extent of our spending to support our research and development efforts and expansion into other markets. We may determine to distribute dividends to our shareholders. See Item 8. Financial Information - Dividend Policy. We may also seek to invest in, or acquire complementary businesses, applications or technologies. To the extent that existing cash and cash equivalents, investments in marketable securities and cash from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Cash Flows

The following table summarizes the sources and uses of our cash in the years ended December 31, 2013 and 2014:

	Year ended December 31,
	2013	2014
	(in thousands US$)
Net cash provided by operating activities	$17,266	$21,561
Net cash used in investing activities	(9,731)	(42,750)
Net cash provided by financing activities	33,521	1,463

Net cash provided by operating activities was $21.6 million in 2014, compared with net cash provided by operating activities of $17.3 million in 2013. The increase primarily resulted from an increase in net income (from $11.6 million to $14.6 million from 2013 to 2014), as adjusted for the following non-cash income statement items and changes in assets: an increase in trade receivables of $6.6 million in 2014 compared to an increase of $6.7 million in 2013, an increase in deferred tax assets of $1.0 million in 2014 compared to a decrease of $1.1 million in 2013, and a decrease in trade payable of $3.3 million in 2014 compared to an increase of $1.9 million in 2013. These factors were offset, in part, by an increase in other operating liabilities of $8.5 million in 2014 compared to an increase of $0.4 million in 2013.

Net cash used in investing activities was $42.7 million in 2014, compared to $9.7 million in 2013. The increase of $33.0 million primarily resulted from an increase of $33.4 million in our investments for the purchase of marketable securities in 2014 compared to none in 2013 and our acquisition of KPI.

Net cash provided by financing activities was $1.5 million in 2014, compared to $33.5 million in 2013. The decrease resulted primarily from the net cash provided by our issuance and sale of Common Shares in our public offering in 2013, which raised $37.8 million of cash, which was partially offset by our use of $5.8 million of cash, in the aggregate, for the payment of a dividend in 2013.

C.	Research and Development, Patents and Licenses, etc.

See the captions titled “Research and Development” in section A. “Operating Results” of this Item 5 above for a description of our R&D policies and amounts expended thereon during the last two fiscal years.

D.	Trend Information

There are various sales and marketing trends that influence our business. According to a 2014 report by research and advisory firm CELENT, growth in global spending on IT products and services for 2014 and beyond is expected to be at a 4.4% CAGR through 2016 and growing to U.S.$176.7 billion by 2016.

CELENT also projects that IT spending in North America will climb to $72.4 billion in 2016, a CAGR of 3.7% from 2014 to 2016, IT spending in Europe will climb to $55.6 billion in 2016, a CAGR of 2.0% from 2014 to 2016 and Asia-Pacific will grow at a 6.2% CAGR. Spending in Asia-Pacific is projected to grow from $29.6 billion in 2014 to $33.4 billion in 2016.

According to CELENT, IT spending in external software and services, which is the market we address, is expected to grow from $64.9 billion estimated in 2014 to approximately $68.7 billion by 2015 and $73.3 billion by 2016. CELENT reports that growth in external software and services is driven by pure growth in IT spending and also from the shift in IT spending from internal to external providers (such as Sapiens). This is due to the move from in-house, home-grown solutions to packaged solutions, as IT departments recognize the value of buying software solutions from specialized vendors, rather than developing internal solutions that are difficult to maintain and do not have the advantage of significant R&D investment.

In the insurance software industry, according to a report by CELENT in 2013, over 50 percent of insurers are progressing with core system replacement, which could result in an increase in insurers looking to modernize their IT systems.

The global insurance industry is evolving in a number of areas, and insurance carriers require support from their software and IT service providers to keep up. The primary areas of evolution include:

•	Tighter competition

•	Tougher regulation

•	Customer sophistication

•	Globalization and consolidation

With the growing need for insurance, as people accumulate more property and live longer, the insurance industry has become more competitive. The competition for the customer’s business requires insurers to improve customer experience, be faster to market with new products and offer innovative channels, such as social media and mobile. Innovative technology infrastructure is necessary to support these business initiatives.

In addition, insurers are faced with the increasing significance of regulatory changes to protect the policyholder in many markets, particularly large insurers that are considered important to the stability of the world economic system. Many insurers are integrating enterprise risk management as a standard operating procedure, while spreading ownership of risk throughout the strategic decision-making process.

As customers become more sophisticated, the support of innovative products and distribution channels is mandatory. Insurers are identifying growth opportunities by attracting new customers and retaining current customers by seeking to reinvent the customer experience and provide quote and policy information to their customers as they request.

Increased global competition, the need to improve distribution channels and provide an enhanced customer experience, and efforts to expand into new countries and markets have required heavy investments from insurers, resulting in a trend towards consolidation. This has mainly included consolidation of applications, databases, development tools, hardware and data centers.

According to a report by Gartner (“Finding the Best Approach to Decision Management,” February 26, 2014), decision management improves the intelligence of business operations by enabling fast, consistent and precise fact-based decisions. The vast increase in the amount of available data – and the decreasing cost of computers, memory, mobile devices, sensors and communication networks – has provided enterprises with the opportunity to greatly improve their operational effectiveness and efficiency. However, they need decision management to help them deal with the volume of data and the complexity of computation in some modern decision-making scenarios.

E.	Off-Balance Sheet Arrangements

We have not engaged in nor been a party to any off-balance sheet transactions.

F.	Contractual Obligations

The following table sets forth information on our short-term and long-term contractual obligations as at December 31, 2014.

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
	(in thousands)
Accrued severance pay, net (1)	$1,245				$1,245
Operating leases	$17,707	$3,851	$6,861	$5,877	$1,118
Liability to the OCS(2)	$283	$283
Total Contractual Cash Obligations	$19,235	$4,134	$6,861	$5,877	$2,363

(1)	Accrued severance pay relates to accrued severance obligations mainly to our Israeli employees as required under Israeli labor law. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.
(2)	Does not include contingent liabilities to the OCS of approximately $7.6 million as described in Note 10(a) to our consolidated financial statements contained elsewhere in this annual report.

The total amount of unrecognized tax benefits for uncertain tax positions was $0.7 million as of December 31, 2014. Payment of these obligations would result from settlements with taxing authorities. Due to the uncertainties related to those tax matters, we are currently unable to make a reasonably reliable estimate of when cash settlement with a relevant tax authority will occur. See Note 11(i) of our consolidated financial statements contained elsewhere in this annual report, as of December 31, 2014.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table and below biographies set forth certain information regarding the current executive officers and directors of the Company as of February 25, 2015.

Name	Age	Position
Guy Bernstein	47	Chairman of the Board of Directors
Roni Al Dor	54	President, Chief Executive Officer and Director
Naamit Salomon	51	Director
Yacov Elinav (1)	70	Director
Uzi Netanel (1)	79	Director
Eyal Ben Chlouche (1)	53	Director
United International Trust N.V. (2)		Director
Roni Giladi	44	Chief Financial Officer

(1)	Member of Audit Committee
(2)	United International Trust N.V. or UIT, is a corporate body organized under the laws of Curaçao. Mr. Gregory Elias exercises decision making authority for UIT. The Articles of Incorporation of the Company provide that a corporate body may be a member of the Board of Directors.

Guy Bernstein has served as a director of the Company since January 1, 2007 and was appointed Chairman of the Board of Directors on November 12, 2009. Mr. Bernstein has served as the chief executive officer of Formula Systems, our parent company, since January 2008.  From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze. He also served as a director of Emblaze from April 2004 until November 2010. Prior to joining Emblaze, Mr. Bernstein served as Chief Financial and Operations Officer of Magic Software, a position he held since 1999. Mr. Bernstein joined Magic Software from Kost Forer Gabbay & Kasierer, a member of EY Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein also serves as Chief Executive Officer of Magic Software and Chairman of the Board of Matrix IT Ltd. Mr. Bernstein is a Certified Licensed Public Accountant and holds a BA in Accounting and Economics from Tel Aviv University.

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

Uzi Netanel has served has a director of the Company since March 2005. He has served as chairman of the Board of Directors of Maccabi Enterprise Development & Management Ltd., and as Chairman of Maccabi Group Holdings Ltd. from 2005 through 2011. From 2004 through 2007, Mr. Netanel served as Chairman of Board of Directors of M.L.L Software & Computers, and from 2000 through 2011 served as a director of Bazan and Carmel Olephine. From 2001 through 2003, Mr. Netanel served as partner in the FIMI Opportunity Fund. From 1993 through 2001, he served as Active Chairman of Israel Discount Capital Markets and Investments Ltd. From 1997 to 1999, Mr. Netanel served as Chairman of Poliziv Plastics Company (1998) Ltd. From 2005 through 2014, he served as director of Maman Group and from 2012 through 2014, he servied as director of Gadot Biochemicals. Mr. Netanel also serves on the Board of Directors of Acme Trading, Scope Metals Ltd. (external director), Assuta Health Centers, and Maccabi Health Services. Mr. Netanel is an independent director.

United International Trust N.V. (“UIT”) is a corporate body duly established under the laws of the (former) Netherlands Antillies and validly existing under the laws of Curaçao.  It, or one of its predecessor entities, has provided the Company with corporate-related services since April 1990, including serving as the Company's transfer agent and registrar, maintaining the corporate-related records of the Company, and filing various corporate documents and the annual corporate tax return with the governmental authorities in the Netherlands Antilles.  In January 1, 2007, UIT was established by former shareholders of Intertrust (Curacao) N.V., including Mr. Elias, which subsequently operated under the names of MeesPierson Intertrust (Curacao) N.V. and Fortis Intertrust (Curacao) N.V.   Between 2005 and June 2009, Mr. Elias acted as a Supervisory Board Member of Banco di Caribe and currently acts as Of Counsel thereto. Mr. Elias also serves as special counsel to the Government of Curaçao, in international finance / tax matters. He holds board positions in several organizations of a social, economic, (e)-commercial and charitable nature. He was knighted Companion of the Order of Orange-Nassau in March 2011 for his numerous contributions to charity and community projects over the past 30 years. Mr Elias holds two Masters degrees in Law from the University of Amsterdam, the Netherlands.

Roni Giladi joined the Company as Chief Financial Officer in July 2007. Prior to joining the Company, Mr. Giladi served as the Director of Finance at Emblaze from January 2007. Prior to joining Emblaze, Mr. Giladi served as Chief Financial Officer of RichFX, from August 2003 until November 2006, after serving as Corporate Controller from June 2002. Prior to RichFX, Mr. Giladi worked at EY Israel, from 1997-2002, as a manager in the high-tech practice group. From July 2007 until July 2010, Mr. Giladi served as a board member of MediRisk Solutions Ltd., as the nominee of the Company. Mr. Giladi is Certified Licensed Public Accountant and holds a BA in Business Management and Accounting from the College of Management in Israel.

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

Our Chairman, Guy Bernstein, serves as the Chief Executive Officer of Formula and as a director of Asseco. In addition, Ms. Salomon, another Board member of ours, who served as an executive officer of Formula until December 2009, is a member of the Board of Directors of our affiliate Magic Software Enterprises Ltd. Formula directly owns (as of March 24, 2015) approximately 50.2% of our currently outstanding Common Shares, and Asseco holds a controlling interest in Formula (49.0% of the outstanding share capital of Formula as of March 24, 2015).

B.	Compensation of Directors and Officers

The aggregate amount of compensation paid by us, or accrued by us, during the fiscal year ended December 31, 2014 with respect to such year, to all directors and executive officers as a group for services in all capacities was $1.7 million. This amount does not include amounts expended by us for automobiles made available to our officers or expenses (including business travel and professional and business association dues) reimbursed to such officers. The aggregate amount set aside or accrued by us during our fiscal year ended December 31, 2014 to provide pension, retirement severance, vacation accrual and similar benefits for directors and executive officers of the Company was $28. The foregoing amounts also exclude stock option grants to our directors and officers pursuant to our 1992 Stock Option and Incentive Plan, our 2003 Share Option Plan, our 2005 Special Incentive Share Option Plan and our 2011 Share Incentive Plan, which are described below.

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

We pay a fee to each of our independent directors for attending or participating in Board of Directors meetings and committee meetings, and participating in unanimous written consents.

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

As of December 31, 2014, options to purchase 1,004,368 Common Shares, 924,914 of which were held by officers and directors, were outstanding under the Prior Incentive Plans and the Special Plan.

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

2011 Share Incentive Plan

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

As of December 31, 2014, options to purchase 1,819,713 Common Shares, 368,932 of which were held by our directors and officers, were outstanding under the 2011 Plan. As of December 31, 2014, 605,321 shares were available for future grant under the 2011 Plan.

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

D.	Employees

As of December 31, 2014, we had a total of 1,017 employees, a 8.4% increase from the end of 2013.

The following table sets forth the number of employees at the end of each of the past three years, according to their geographic area of employment:

Geographic Area	Total Number of Employees, in All Categories of Activities
	2012	2013	2014
Israel	540	644	676
UK and Europe	150	191	212
North America	75	73	88
Asia Pacific	26	30	41
Total Employees	791	938	1,017

E.	Share Ownership

The number of our Common Shares beneficially owned by each of our directors and executive officers individually, and by our directors and executive officers as a group, as of March 1, 2015, is as follows:

	Shares Beneficially Owned
	Number		Percent (1)

Roni Al Dor	924,781	(2)	1.9%

All directors and executive officers as a group (7 persons, including Roni Al Dor)(3) (4)	1,197,179		2.4%

(1)	Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The percentages shown are based on 47,699,491 Common Shares outstanding as of March 1, 2015 plus such number of Common Shares as the indicated person or group had the right to receive upon exercise of options which are exercisable within 60 days of March 1, 2015.

(2)	Includes options to purchase 715,849 Common Shares under the Special Plan at an exercise price of $1.35 per share expiring no later than September 2015 and options to purchase 208,932 Common Shares under the 2011 Incentive Plan at an exercise price of $2.85 per share expiring no later than December 2017, which are vested or will become vested within 60 days of March 1, 2015. See Item 6 - “Directors, Senior Management and Employees - Compensation of Directors and Officers.

(3)	Each of our directors and executive officers who is not separately identified in the above table beneficially owns less than 1% of our outstanding Common Shares (including options held by each such party and which are vested or will become vested within 60 days of March 1, 2015) and has therefore not been separately identified.

(4)	Includes options to purchase 1,197,179 Common Shares at exercise prices ranging from $1.35 to $6.42 per share, which are vested or will become vested within 60 days of March 1, 2015.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth, as of March 1, 2015, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person known by the Company to own beneficially more than 5% of the outstanding Common Shares, based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

We determine beneficial ownership of shares under the rules of Form 20-F promulgated by the SEC and include any Common Shares over which a person possesses sole or shared voting or investment power, or the right to receive the economic benefit of ownership, or for which a person has the right to acquire any such beneficial ownership at any time within 60 days.

	Shares Beneficially Owned
Name and Address	Number	Percent (1)
Formula Systems (1985) Ltd. (2) 5 HaPlada Street Or Yehuda 60218, Israel	23,914,837	50.1%
Yelin Lapidot Holdings Management Ltd. (4) 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel	2,419,650	5.1

Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(1)	The percentages shown are based on 47,699,491 Common Shares outstanding as of March 1, 2015.

(2)	Based on Amendment No. 24 to the Schedule 13D filed by Formula on December 31, 2014, which presented ownership as of December 26, 2014. Based on information provided to the Company, Asseco beneficially owned, as of December 26, 2015, 49.0% of the outstanding share capital of Formula. As such, Asseco may be deemed to be the beneficial owner of the aggregate 23,914,837 Common Shares held directly by Formula. The address of Asseco is Olchowa 14 35-322 Rzeszow, Poland.

(3)	Based on Amendment No. 2 to the Schedule 13G filed by Yelin Lapidot Provident Funds Management Ltd., Yelin Lapidot Mutual Funds Management Ltd., Yair Lapidot and Dov Yelin on January 21, 2015 which presented ownership as of December 31, 2014. The Common Shares reported as owned by this shareholder are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. and mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (the “Subsidiaries”), each a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. (“Yelin Lapidot Holdings”). Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day-to-day management of Yelin Lapidot Holdings. The Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the Common Shares covered by that Schedule 13G is held for the benefit of the members of the provident funds or mutual funds, as the case may be. Each of Messrs. Yelin and Lapidot, Yelin Lapidot Holdings, and the Subsidiaries disclaims beneficial ownership of the Common Shares covered by that Schedule 13G.

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

From April 11, 2013 through May 2, 2013, Formula purchased an aggregate of 469,000 Common Shares in broker-initiated and private transactions for an aggregate purchase price of US$2,666,000, following which Formula owned 22,369,035 Common Shares, or 57.2% of all outstanding Common Shares. That ownership was diluted down to 47.7% as of April 1, 2014, primarily as a result of our issuance of 6,497,500 Common Shares pursuant to our public offering in November 2013. From August 21, 2014 through September 16, 2014, Formula purchased an aggregate of 736,862 Common Shares in broker-initiated and private transactions for an aggregate purchase price of $5.8 million, following which Formula owned 23,105,897 Common Shares, or 48.5% of all outstanding Common Shares. From September 17, 2014 through December 26, 2014, Formula purchased an aggregate of 808,940 Common Shares in broker-initiated and private transactions, for an aggregate purchase price of $6.1 million.

In October 2013, Yelin Lapidot Holdings Management Ltd. and its affiliates acquired 2,209,748 of our Common Shares and currently hold 2,419,650 of those shares (based on Amendment No. 2 to the Schedule 13G filed by Yelin Lapidot Provident Funds Management Ltd., Yelin Lapidot Mutual Funds Management Ltd., Yair Lapidot and Dov Yelin on January 21, 2014).

Voting rights of major shareholders

The major shareholders disclosed above do not have different voting rights than other shareholders with respect to the Common Shares that they hold.

Holders of Record

As March 15, 2015 there were 69 holders of record of the Company’s Common Shares, including 53 holders of record with addresses in the United States who hold a total of 45,088,820 (out of which 39,985,091 Common Shares are held of record by CEDE & Co), representing approximately 90.11% of our issued and outstanding Common Shares. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, because many of these Common Shares were held of record by nominees (including CEDE & Co., as nominee for a large number of banks, brokers, institutions and underlying beneficial holders of our Common Shares).

Control of the Company

Based on Formula’s beneficial ownership of 50.2% of the outstanding Common Shares of the Company (as of March 5, 2015), and based on Asseco's beneficial ownership of 49.0% of the outstanding share capital of Formula (also as of that date), both Formula and Asseco may be deemed to control the Company. We are unaware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

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

Financial Statements

See the Consolidated Financial Statements and related notes in Item 18.

Export Sales

In 2014, 82% of our revenues originated from customers located outside of Israel. For information on our revenues breakdown by geographic market for the past three years, see Item 4, “Information on the Company – Business Overview - Geographical Distribution of Revenues.”

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

We currently have no dividend policy. Our Board of Directors has not yet made a determination as to whether the Company would pay additional dividends in the future. Any determination in the future to pay dividends will be dependent upon the Company’s financial condition and cash requirements and other factors. For more information about distribution of dividends and various tax implications, see Item 10, “Additional Information - Memorandum and Articles of Association;” Item 10, “Additional Information – Exchange Controls,” and Item 10, “Additional Information – Taxation.”

B.	Significant Changes

No significant change, other than as otherwise described in this annual report, has occurred in our operations since the date of our consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details.

The Company’s Common Shares are quoted on the NASDAQ Capital Market and on the TASE under the symbol “SPNS”.

NASDAQ:

The table below sets forth the high and low market prices (in US dollars) for our Common Shares on the NASDAQ Capital Market (i) on an annual basis for the years 2010 through 2014, and the year 2015 (through March 24, 2015), and (ii) on a quarterly basis for 2012, 2013, 2014 and the first quarter of 2015.

	HIGH	LOW

2010 (Annual )	3.20	1.33
2011 (Annual)	4.74	2.35
2012 (Annual)	4.48	3.03
2013 (Annual)	7.88	3.93
2014 (Annual)	8.46	6.73
2015 (Through March 24, 2015)	8.33	6.42

2012
First Quarter	4.33	3.03
Second Quarter	4.48	3.25
Third Quarter	4.07	3.40
Fourth Quarter	4.17	3.16

2013
First Quarter	5.57	3.93
Second Quarter	5.97	4.88
Third Quarter	6.24	5.24
Fourth Quarter	7.88	5.85

2014
First Quarter	8.46	6.73
Second Quarter	8.26	7.55
Third Quarter	8.32	7.19
Fourth Quarter	7.92	7.12

2015
First quarter (through March 24, 2015)	8.33	6.42

The table below sets forth the high and low market prices (in US dollars) for our Common Shares on the NASDAQ Capital Market on a monthly basis during the most recent six-month period.

	HIGH	LOW
September 2014	8.31	7.29
October 2014	7.92	7.12
November 2014	7.89	7.42
December 2014	7.60	7.26
January 2015	7.34	6.42
February 2015	7.85	6.51

The closing price of our Common Shares on the NASDAQ Capital Market on March 24, 2015, being the last practicable date prior to publication of this annual report, was $8.30.

TASE:

Our Common Shares began trading on the TASE effective March 6, 2003. Under current Israeli law, the Company will satisfy its reporting obligations in Israel by furnishing to the applicable Israeli regulators those reports which the Company is required to file or submit in the United States. The table below sets forth the high and low market prices, in US dollars, for our Common Shares on the TASE on an annual basis for the years 2010 through 2014 and on a quarterly basis for the years 2013 and 2014, and for the first quarter of 2015. The conversion from NIS into US dollars for the following two tables is based on the average monthly, quarterly or yearly representative rate of exchange published by the Bank of Israel for the month, quarter or year (as appropriate) in which such high or low price per share was recorded and in the case of prices for March 2015, was determined based on the rate published for the month of February 2015).

	HIGH	LOW

2010 (Annual)	3.30	1.30
2011 (Annual)	4.45	2.34
2012 (Annual)	4.24	3.05
2013 (Annual)	7.90	4.10
2014 (Annual)	8.37	6.66
2015 (Through March 24, 2015)	8.41	6.53

2013
First Quarter	5.45	4.10
Second Quarter	5.83	5.08
Third Quarter	6.43	5.21
Fourth Quarter	7.90	6.06

2014
First Quarter	8.46	6.81
Second Quarter	8.24	7.59
Third Quarter	8.47	7.10
Fourth Quarter	7.80	6.87

2015
First quarter (through March 24, 2015)	8.41	6.53

The table below sets forth the high and low market prices for our Common Shares on the TASE during the most recent six-month period:

	HIGH	LOW
September 2014	8.20	7.26
October 2014	7.61	7.05
November 2014	7.76	7.41
December 2014	7.61	7.19
January 2015	7.27	6.59
February 2015	8.05	6.58

The closing price of our Common Shares on the TASE on March 24, 2015, being the last practicable date prior to publication of this annual report, was $8.41. (as converted from NIS based on the average monthly representative exchange rate for February 2015).

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

Registration Rights Agreement

In connection with our acquisitions of each of IDIT and FIS, which were consummated on August 21, 2011, we granted the shareholders of IDIT (the “IDIT Selling Shareholders”), the shareholders of FIS (the “FIS Selling Shareholders”, and together with the IDIT Selling Shareholders, the “Holders”) and Formula certain registration rights under a Registration Rights Agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Holders and Formula are entitled to piggyback registration rights in connection with any registration statement we file (subject to customary exceptions). The Holders also agreed to execute a lock-up agreement if requested by the representative of the underwriters in any underwritten offering.

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

General Corporate Tax Structure

Generally, as of 2014, Israeli companies are subject to a corporate tax at the rate of 26.5% on their taxable income for such year. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise, as further discussed below, may be considerably lower. See “Law for the Encouragement of Capital Investments” in this Item 10.E below. In addition, Israeli companies are currently subject to regular corporate tax rate on their capital gains.

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

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program Under the alternative benefits program, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending upon the geographic location in Israel of the Approved Enterprise, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as detailed below. The benefits commence on the date in which that taxable income is first earned. The benefits period under Approved Enterprise status is limited to 12 years from the year the enterprise commences its operations, or 14 years from the year of the approval as an Approved Enterprise, whichever ends earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits.

A company that has an Approved Enterprise program is eligible for further tax benefits, if it qualifies as a Foreign Investors’ Company, or FIC. An FIC eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefits period may be up to ten years) and for further tax benefits if the level of foreign investment is 49% or more. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investment is determined based on the percentage of foreign investment in the parent company.

The corporate tax rates and related levels of foreign investments with respect to an FIC that has an Approved Enterprise program are set forth in the following table:

Percentage of non-Israeli ownership	Corporate Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the portion of its facilities that have been granted Approved Enterprise status during the tax exemption period will be subject to tax in respect of the amount of dividend distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the reduced corporate tax rate that would have been otherwise applicable if such income had not been tax-exempted under the alternative benefits program. This rate generally ranges from 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company’s shares.

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

Under the terms of the Approved Enterprise program, income that is attributable to one of our Israeli subsidiary, will be exempt from income tax for a period of two years commencing 2014.

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

Dividends paid out of income attributed to a Benefited Enterprise (or out of dividends received from a company whose income is attributed to a Benefited Enterprise) are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. The reduced rate of 15% is limited to dividends and distributions out of income attributed to a Benefited Enterprise during the benefits period and actually paid at any time up to 12 years thereafter, except with respect to an FIC, in which case the 12-year limit does not apply. Furthermore, a company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income attributed to its Benefited Enterprise during the tax exemption period will be subject to tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the reduced corporate tax rate that would have otherwise been applicable

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the consumer price index and interest, or other monetary penalty.

Income that is attributable to one of our Israeli subsidiary, will be exempt from income tax for a period of two years commencing 2014, under the 2005 Amendment.

Tax benefits under the 2011 Amendment that became effective on January 1, 2011.

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity or (ii) a limited partnership that (a) was registered under the Israeli Partnerships Ordinance and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income attributed to its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and was increased to 16% and 9%, respectively, in 2014 and thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; (ii) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, that had participated in an alternative benefits program, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met ; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met. As of December 31, 2014, our Israeli subsidiaries had not filed a request to apply the new benefits under the 2011 Amendment.

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

Capital gain

Israeli Resident Shareholders

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 48% in 2014).

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

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, the corporate tax rate from 2014 and onwards is 26.5%.

Non-Israeli Residents Shareholders

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (26.5% as of 2014) if generated by a company, or at the rate of 25% (for assets other than shares that are listed on stock exchange – 20% for the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on stock exchange – 25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual from the sale of an asset purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2014).

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

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, individual retirement and tax-deferred accounts, certain former citizens or long-term residents of the U.S., tax-exempt organizations, financial institutions , “financial service entities” or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding our Common Shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that acquired our Common Shares upon the exercise of employee stock options or otherwise as compensation, and U.S holders who are persons subject to the alternative minimum tax, who may be subject to special rules not discussed below.

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

Dividends that are received by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains, provided those dividends meet the requirements of “qualified dividend income.” The maximum long-term capital gains rate is 20% for individuals with annual taxable income over $400,000. In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8 percent tax on net investment income to the extent certain threshold amounts of income are exceeded. See “Tax on Net Investment Income” in this Item below. For this purpose, qualified dividend income generally includes dividends paid by a foreign corporation if certain holding period and other requirements are met and either (a) the stock of the foreign corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Capital Market) or (b) the foreign corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Netherlands Antilles income tax treaty is not a comprehensive income tax treaty for this purpose. Dividends that fail to meet such requirements and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (i) if the U.S. holder held the Common Share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such Common Share (or substantially identical securities); or (ii) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the Common Share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code), or “PFIC”, for any taxable year, dividends paid on our Common Shares in such year or in the following taxable year would not be qualified dividends. See the discussion below regarding our PFIC status under “Tax Consequences if We Are a Passive Foreign Investment Company.” In addition, a non-corporate U.S. holder will be able to take qualified dividend income into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend income will be taxed at ordinary income rates.

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

Taxation of the Disposition of Common Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our Common Shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in our Common Shares. The gain or loss recognized on the disposition of the Common Shares will be long-term capital gain or loss if the U.S. holder held the Common Shares for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders. Effective The maximum long-term capital gains rate is 20% for individuals with annual taxable income over $400,000. In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8 percent tax on net investment income to the extent certain threshold amounts of income are exceeded. See “Tax on Net Investment Income” in this Item below. Capital gain from the sale, exchange or other disposition of Common Shares held for one year or less is short-term capital gain and taxed as ordinary income. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of our Common Shares generally will be treated as U.S. source income or loss. The deductibility of capital losses is subject to certain limitations.

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

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2014.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2014. We currently expect that we will not be a PFIC in 2015. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our Common Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our Common Shares in the event that we qualify as a PFIC.

Tax on Net Investment Income

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

Information Reporting and Backup Withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of up to 28% with respect to dividend payments on, or receipt of the proceeds from the disposition of, our Common Shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a U.S. holder provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Non-U.S. holders are not subject to information reporting or backup withholding with respect to dividend payments on, or receipt of the proceeds from the disposition of, our Common Shares in the U.S., or by a U.S. payor or U.S. middleman, provided that such non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a holder, or alternatively, the holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the IRS.

Information Reporting by Certain U.S. Holders

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of $50,000 (as determined under rules in Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets”. Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult his tax adviser regarding his reporting obligation.

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

Because exchange rates between the NIS, GBP, Euro and the Japanese Yen against the US dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our revenue and profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reflected as financial expenses in our consolidated financial statements. A hypothetical 10% movement in foreign currency rates (primarily the NIS, GBP, Euro and Japanese Yen) against the US dollar, with all other variables held constant on the expected sales, would have resulted in a decrease or increase in 2014 sales revenues of approximately $10 million.

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

B.          Management's Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our President and Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

C.          Attestation Report of Registered Public Accounting Firm.

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2014 is provided on page F-3, as included under Item 18 of this annual report.

D.          Changes in Internal Control Over Financial Reporting. Based on the evaluation conducted by our President and Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2014 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

	Year ended December 31,
	2013	2014
	(in thousands)
Audit Fees	$363	$307
Tax Fees	$77	$145

Total	$440	$452

(1)	Audit Fees consist of fees billed for the annual audit and the quarterly reviews of the Company’s consolidated financial statements and consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent auditors can reasonably provide. In 2013, Audit Fees also included fees relating to our public offering of Common Shares.

(2)	Tax Fees are for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and global mobility.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

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

The Consolidated Financial Statements and related notes required by this Item are contained on pages F-1 through F-38 hereof.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

IN U.S. DOLLARS

- - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SAPIENS INTERNATIONAL CORPORATION N.V.

We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. ("the Company") as of December 31, 2013 and 2014, and the related consolidated statements of income, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013 and 2014 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 29, 2015, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 29, 2015	A member of EY Global

F - 2

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SAPIENS INTERNATIONAL CORPORATION N.V.

We have audited Sapiens International Corporation N.V. ("the Company") internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

F - 3

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sapiens International Corporation N.V. as of December 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014 and our report dated March 29, 2015 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 29, 2015	A Member of EY Global

F - 4

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2013	2014

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$70,313	$47,400
Trade receivables (net of allowance for doubtful accounts of $ 293 and $ 215 at December 31, 2013 and 2014, respectively)	23,669	28,540
Other receivables and prepaid expenses	4,126	3,962
Deferred tax assets	2,420	2,319

Total current assets	100,528	82,221

LONG-TERM ASSETS:
Marketable securities	-	33,098
Other long-term assets	2,957	3,248
Severance pay fund	11,228	10,735
Capitalized software development costs, net	19,704	18,680
Other intangible assets, net	10,310	8,380
Goodwill	72,438	67,698
Property and equipment, net	5,263	4,763

Total long-term assets	121,900	146,602

Total assets	$222,428	$228,823

The accompanying notes are an integral part of the consolidated financial statements.

F - 5

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2013	2014

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$6,517	$2,952
Employees and payroll accruals	13,577	14,619
Accrued expenses and other liabilities	6,990	10,540
Deferred revenues and customer advances	9,928	9,272

Total current liabilities	37,012	37,383

LONG-TERM LIABILITIES:
Other long-term liabilities	2,393	3,105
Accrued severance pay	12,615	11,980

Total long-term liabilities	15,008	15,085

COMMITMENTS AND CONTINGENT LIABILITIES

REDEEMABLE NON-CONTROLLING INTEREST	-	159

EQUITY:
Sapiens International Corporation N.V. Shareholders' equity:
Share capital:
Common shares of € 0.01 par value:
Authorized: 54,000,000 shares at December 31, 2013 and 2014; Issued: 48,343,278 and 50,007,607 shares at December 31, 2013 and 2014, respectively; Outstanding: 46,014,982 and 47,679,311 shares at December 31, 2013 and 2014, respectively	645	667
Additional paid-in capital	244,560	247,174
Treasury shares, at cost - 2,328,296 Common shares at December 31, 2013 and 2014, respectively	(9,423)	(9,423)
Accumulated other comprehensive income (loss)	1,082	(10,281)
Accumulated deficit	(67,093)	(52,630)

Total Sapiens International Corporation N.V. shareholders' equity	169,771	175,507
Non-controlling interests	637	689

Total equity	170,408	176,196

Total liabilities and equity	$222,428	$228,823

The accompanying notes are an integral part of the consolidated financial statements.

F - 6

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2012	2013	2014

Revenues:
License	$10,025	$15,164	$13,204
Services	103,884	120,213	144,246

Total Revenues	113,909	135,377	157,450

Cost of revenues:
License	624	953	883
Services	65,835	84,018	98,212

Total cost of revenues	66,459	84,971	99,095

Gross profit	47,450	50,406	58,355

Operating expenses:
Research and development	10,169	11,846	11,352
Selling, marketing, general and administrative	25,236	26,677	32,097

Total operating expenses	35,405	38,523	43,449

Operating income	12,045	11,883	14,906
Financial income, net	193	520	124

Income before taxes on income	12,238	12,403	15,030
Taxes on income	(435)	(811)	(454)

Net income	11,803	11,592	14,576

Attributed to redeemable non-controlling interest	-	-	(18)
Attributable to non-controlling interests	23	(12)	131

Net income attributable to Sapiens' shareholders	$11,780	$11,604	$14,463

Net earnings per share attributable to Sapiens' shareholders

Basic	$0.29	$0.29	$0.31

Diluted	$0.28	$0.27	$0.30

The accompanying notes are an integral part of the consolidated financial statements.

F - 7

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014

Net income	$11,803	$11,592	$14,576

Other comprehensive income:

Foreign currency translation adjustments	1,441	5,923	(11,181)
Unrealized losses arising from marketable securities during the period, net of tax benefit of $57	-	-	(158)
Gains reclassified into earnings from marketable securities, net of tax expense of $1	-	-	3

	1,441	5,923	(11,336)

Total comprehensive income	13,244	17,515	3,240

Comprehensive income attributed to redeemable non-controlling interest	-	-	(18)
Comprehensive income attributable to non-controlling interests	57	(41)	158

Comprehensive income attributable to Sapiens' shareholders	$13,187	$17,556	$3,100

The accompanying notes are an integral part of the consolidated financial statements.

F - 8

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except of share data)

	Common stock		Additional paid-in	Treasury	Accumulated Other Comprehensive	Accumulated	Non-controlling	Total
	Shares	Amount	capital	shares	Income (loss)	deficit	interests	equity

Balance as of January 1, 2012	39,680,630	$534	$207,930	$(2,423)	$(6,277)	$(90,477)	$960	$110,247

Stock-based compensation	-	-	690	-	-	-	-	690
Stock-based compensation with respect to Harcase acquisition	-	-	241	-	-	-	-	241
Repurchase of shares	(2,000,000)	-	-	(7,000)	-	-	-	(7,000)
Employee stock options exercised (cash and cashless)	998,875	13	1,186	-	-	-	-	1,199
Dividend to non-controlling interests	-	-	-	-	-	-	(182)	(182)
Other comprehensive income	-	-	-	-	1,407	-	34	1,441
Net income	-	-	-	-	-	11,780	23	11,803

Balance as of December 31, 2012	38,679,505	547	210,047	(9,423)	(4,870)	(78,697)	835	118,439

Stock-based compensation	-	-	933	-	-	-	-	933
Issuance of shares upon public offering, net	6,497,400	87	37,704	-	-	-	-	37,791
Distribution of dividend	-	-	(5,802)	-	-	-	-	(5,802)
Employee stock options exercised (cash and cashless)	815,564	11	1,678	-	-	-	-	1,689
Warrants exercised (cashless)	22,513	-	-	-	-	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	(157)	(157)
Other comprehensive income (loss)	-	-	-	-	5,952	-	(29)	5,923
Net income	-	-	-	-	-	11,604	(12)	11,592

Balance as of December 31, 2013	46,014,982	645	244,560	(9,423)	1,082	(67,093)	637	170,408

Stock-based compensation	-	-	1,067	-	-	-	-	1,067
Employee stock options exercised (cash and cashless)	1,225,368	17	1,552	-	-	-	-	1,569
Warrants exercised (cashless)	438,961	5	(5)	-	-	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	(106)	(106)
Other comprehensive income (loss)	-	-	-	-	(11,363)	-	27	(11,336)
Net income	-	-	-	-	-	14,463	131	14,594

Balance as of December 31, 2014	47,679,311	$667	$247,174	$(9,423)	$(10,281)	$(52,630)	$689	$176,196

The accompanying notes are an integral part of the consolidated financial statements.

F - 9

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014
Cash flows from operating activities:

Net income	$11,803	$11,592	$14,576
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	7,393	7,887	8,717
Stock-based compensation	690	933	1,067
Compensation associated with acquisition of subsidiary	128	-	-
Amortization of premium and accrued interest on marketable securities	-	-	(225)

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables, net	(1,649)	(6,677)	(6,637)
Other operating assets	152	(2,317)	127
Deferred tax assets, net	(194)	1,133	(1,020)
Trade payables	1,746	1,874	(3,297)
Other operating liabilities	333	383	8,469
Deferred revenues and customer advances	(2,372)	2,508	(223)
Accrued severance pay, net	762	(50)	7

Net cash provided by operating activities	18,792	17,266	21,561

Cash flows from investing activities:

Purchase of property and equipment	(1,327)	(4,129)	(1,468)
Capitalized software development costs	(3,464)	(5,392)	(6,094)
Acquisition of KPI (b)	-	-	(2,064)
Investment in marketable securities	-	-	(34,906)
Proceeds from sale of marketable securities	-	-	1,543
Restricted cash	(68)	(210)	239

Net cash used in investing activities	$(4,859)	$(9,731)	$(42,750)

The accompanying notes are an integral part of the consolidated financial statements.

F - 10

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014

Cash flows from financing activities:

Proceeds from employee stock options exercised	$1,199	$1,689	$1,569
Repurchase of shares	(7,000)	-	-
Issuance of shares upon public offering, net	-	37,791	-
Distribution of dividend	-	(5,802)	-
Dividend to non-controlling interest	(182)	(157)	(106)

Net cash provided by (used in) financing activities	(5,983)	33,521	1,463

Effect of exchange rate changes on cash	(360)	207	(3,187)

Increase (decrease) in cash and cash equivalents	7,590	41,263	(22,913)
Cash and cash equivalents at beginning of year	21,460	29,050	70,313

Cash and cash equivalents at end of year	$29,050	$70,313	$47,400

Supplemental cash flow activities:

(a) Cash paid (received) during the year for:

Interest paid	$2	$7	$5

Interest received	$5	$7	$(604)

Income taxes	$1,752	$739	$665

(b) Acquisition of KPI

Fair value of assets acquired and liabilities assumed at the date of acquisition:
Working capital, net (excluding cash and cash equivalents)	$-	$-	$(228)
Goodwill and other intangible assets	-	-	(2,013)
Redeemable non-controlling interest	-	-	177

	$-	$-	$(2,064)

The accompanying notes are an integral part of the consolidated financial statements.

F - 11

SAPIENS INTERNATIONAL CORPORATION N.V.

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

The Company's target markets are primarily North America, United Kingdom, Israel, Europe, and Asia Pacific.

b.	Acquisition of KPI:

On August 1, 2014, the Company completed the acquisition of all of the outstanding shares of Knowledge Partners International (KPI), a pioneer and recognized leader in decision management consultancy, services and training, in consideration of $ 2,380, composed of the following:

Cash Payment	$2,203
Share consideration *	177

Total purchase price	$2,380

*)	Sapiens issued 57,000 shares of its subsidiary, Sapiens software solution (Decision) LTD, reflecting 3% of the subsidiary's outstanding shares.

According to the agreement the sellers will have the right to sell their minority interests to the Company during the period commencing on the date that is 48 months following the acquisition date, and the Company will have corresponding call option.

Sapiens issued additional 88,500 restricted shares of its subsidiary, Sapiens software solution (Decision) Ltd, vesting and expensed over a period of 3 years commencing the acquisition date.

F - 12

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

The following table summarizes the fair values of the assets acquired and liabilities assumed:

Cash and cash equivalents	$139
Trade receivables	313
Other receivables and prepaid expenses	89
Property and equipment	4
Patent	1,400
Goodwill	613

Total assets acquired	2,558

Trade payables	(87)
Accrued expenses and other liabilities	(91)

Total liabilities assumed	(178)

Total assets acquired, net	$2,380

Pro-forma information was not provided due to immateriality.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in United States ("U.S. GAAP").

a.	Use of estimates:

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

F - 13

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Non-controlling interests of subsidiaries represent the non-controlling shareholders' share of the total comprehensive income (loss) of the subsidiaries and fair value of the net assets upon the acquisition of the subsidiaries. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company.

Redeemable non-controlling interests are classified as mezzanine equity, separate from permanent equity, on the consolidated balance sheets and measured at each reporting period at the higher of their redemption amount or the non-controlling interest book value, in accordance with the requirements of Accounting Standards Codification (“ASC”) 810 “Consolidation” and ASC 480-10-S99-3A, “Distinguishing Liabilities from Equity”.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash, with original maturities of three months or less at acquisition.

e.	Restricted cash:

The Company maintains certain cash amounts restricted as to withdrawal or use. On December 31, 2013, and December 31, 2014, the Company maintained a balance of $ 782 and $ 484 respectively that represents security deposits with respect to lease agreements and credit lines from banks. Restricted cash is included within other receivables and prepaid expenses.

f.	Marketable securities:

The Company accounts for all its investments in debt securities, in accordance with ASC 320, “Investments - Debt and Equity Securities”. The Company classifies all debt securities as “available-for-sale”. All of the Company’s investments in available-for-sale securities are reported at fair value. Unrealized gains and losses are comprised of the difference between fair value and the amortized cost of such securities and are recognized, net of tax, in accumulated other comprehensive income (loss).

F - 14

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in "financial income, net".

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in “net gain on sale of marketable securities previously impaired” in the statements of income and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. During 2014 the Company did not recognize an impairment charge as the decline in fair value of its investment in marketable securities is not judged to be other-than-temporary.

g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20

Leasehold improvements are amortized by the straight-line method over the term of the lease (including option terms that are deemed to be reasonably assured) or the estimated useful life of the improvements, whichever is shorter.

h.	Research and development costs:

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

Capitalized software development costs are amortized by the straight-line method over the estimated useful life of the software product (between 5-7 years).

F - 15

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Other intangible assets, net:

Technology and Patent are amortized over their estimated useful life on a straight-line basis. The acquired customer relationships are amortized over their estimated useful lives in proportion to the economic benefits realized or the straight-line method. The weighted average annual rates for other intangible assets are as follows:

%

Technology	15
Customer relationships	14
Patent	10

j.	Impairment of long-lived assets:

The Company's long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360 "Property, Plant, and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2012, 2013 and 2014, no impairment losses have been identified.

k.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350,"Intangibles- Goodwill and Other" ("ASC 350"), goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company operates in four reporting units: Sapiens, FIS, Decision and IDIT.

The Company applied the provisions of ASC 350 for the Company's annual impairment test. Under the provisions, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.

The Company performed annual impairment tests during the fourth quarter of each of 2012, 2013 and 2014. This analysis determined that no indicators of impairment existed.

F - 16

SAPIENS INTERNATIONAL CORPORATION N.V.

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

F - 17

SAPIENS INTERNATIONAL CORPORATION N.V.

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

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, trade receivables, marketable securities and foreign currency derivative contracts.

The Company's cash and cash equivalents and restricted cash are invested in bank deposits mainly in dollars, with a significant portion also invested in NIS. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these banks deposits may be redeemed upon demand and therefore bear minimal risk.

The Company's trade receivables are generally derived from sales to large and solid organizations located mainly in North America, Israel, United Kingdom, Rest of Europe and Asia Pacific. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. In certain circumstances, the Company may require prepayment. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. Provisions for doubtful accounts were recorded in selling, marketing, general and administrative expenses.

The Company's marketable securities include investment in corporate debentures. The Company's investment policy limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

The Company entered into forward contracts, and option contracts intended to protect against the increase in value of forecasted non-dollar currency cash flows. The derivative instruments hedge a portion of the Company's non-dollar currency exposure.

No off-balance sheet concentrations of credit risk exist.

F - 18

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Accrued severance pay:

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

The deposited funds include profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or employment agreements. The value of the deposited funds is based on the cash surrendered value of these policies and recorded as an asset in the Company's consolidated balance sheets.

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

Severance expense for the years 2012, 2013 and 2014 amounted to $ 2,217, $ 2,909 and $3,022, respectively.

p.	Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of common shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of common shares outstanding during each year plus dilutive potential equivalent common shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share".

F - 19

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" ("ASC 718"), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of income.

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

The fair value of each option granted in 2012, 2013 and 2014 using the Binomial model, was estimated on the date of grant with the following assumptions:

	Year ended December 31,
	2012	2013	2014

Contractual life	6 years	6 years	6 years
Expected exercise factor	1.5-2	1.5-2	1.5-2
Dividend yield	0%	0%	0%
Expected volatility (weighted average)	60%	54.29%	48.94%
Risk-free interest rate	0.2%-1.0%	0.95%-2.1%	1.82%-1.85%

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

F - 20

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense on a straight-line basis over the requisite service period for each of the awards.

r.	Fair value of financial instruments:

ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820"), defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

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

The Company measures its marketable debt securities and foreign currency derivative instruments at fair value. The Company's marketable debts securities are traded in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency and accordingly are categorized as Level 2.

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

F - 21

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable approximate fair value due to the short-term maturities of such instruments.

s.	Derivatives and hedging:

The Company enters into option contracts and forward contracts to hedge certain transactions denominated in foreign currencies. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. The Company's option and forward contracts do not qualify as hedging instruments under ASC 815, "Derivatives and hedging". Changes in the fair value of option strategies are reflected in the consolidated statements of income as financial income or expense.

In 2012, 2013 and 2014, the Company entered into option strategies contracts in the notional amounts of $ 10,408, $ 9,868 and $ 33,270, respectively and in 2012, 2013 and 2014, the Company entered into forward contracts in the notional amounts of $ 1,734, $ 299 and $ 7,383, respectively, in order to protect against foreign currency fluctuations.

As of December 31, 2013 and 2014, the Company had outstanding options and forward contracts, in the notional amount of $ 2,982 and $ 25,772, respectively.

In 2012, 2013 and 2014, the Company recorded an income (expenses) of $ 97, $ 387 and $ (397), respectively, with respect to the above transactions, presented in the statements of income as financial income (expenses).

t.	Treasury shares:

Repurchased common shares are held as treasury shares. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

u.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC 220, "Comprehensive Income". Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders.

F - 22

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The components of accumulated other comprehensive income (loss), in the amount of $ 1,082 and $ (10,281) at December 31, 2013 and 2014, respectively, were as follows:

	December 31,
	2013	2014

Foreign currency translation differences	$1,082	$(10,126)
Unrealized losses on available-for-sale marketable securities, net of tax	-	(155)

	$1,082	$(10,281)

v.	Reclassification:

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.

w.	Impact of recently issued accounting standards:

On May 28, 2014, the FASB completed its Revenue Recognition project by issuing ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The new guidance establishes the principles to report useful information to users of financial statements about the nature, timing, and uncertainty of revenue from contracts with customers. The new Revenue Recognition guidance is effective for annual reporting periods beginning after December 15, 2016 including interim reporting periods within that reporting period. Early application is not permitted. The Company is currently evaluating the method of adoption, as well as the effect that adoption of this ASU will have on its consolidated financial statements.

NOTE 3:	MARKETABLE SECURITIES

As of December 31, 2014, the fair value, Amortized cost and gross unrealized holding gains and losses of available-for-sale marketable securities were as follows:

	December 31, 2014
	Amortized Cost	Gross unrealized Gains	Gross Unrealized losses	Fair value

Government debentures – fixed interest rate	$5,161	-	$(33)	$5,128
Corporate debentures – fixed interest rate	$28,148	-	$(178)	$27,970

	$33,309	-	$(211)	$33,098

The contractual maturities of available-for-sale marketable securities are between 1 to 3 years.

As of December 31, 2014, interest receivable included in other receivables and prepaid expenses amounted to $ 280.

F - 23

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	OTHER LONG TERM ASSETS

	December 31,
	2013	2014

Deferred tax assets	$396	$695
Government authorities	1,917	1,688
Other	644	865

	$2,957	$3,248

NOTE 5:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2013	2014

Cost:
Computers and peripheral equipment	$12,190	$12,197
Office furniture and equipment	4,183	3,908
Leasehold improvements	2,959	2,811

	19,332	18,916
Accumulated depreciation:
Computers and peripheral equipment	9,964	10,265
Office furniture and equipment	2,609	2,459
Leasehold improvements	1,496	1,429

	14,069	14,153

Depreciated cost	$5,263	$4,763

Depreciation expense totaled $ 903, $ 1,260 and $ 1,582 for the years 2012, 2013 and 2014, respectively.

NOTE 6:	CAPITALIZED SOFTWARE DEVELOPMENT COSTS, NET

The changes in capitalized software development costs during the year ended December 31, 2013 and 2014 were as follows:

	Year ended December 31,
	2013	2014

Balance at the beginning of the year	$17,494	$19,704

Capitalization	5,392	6,094
Amortization	(4,500)	(4,926)
Functional currency translation adjustments	1,318	(2,192)

Balance at the year end	$19,704	$18,680

Amortization of capitalized software development costs for 2012, 2013 and 2014, was $ 3,758, $ 4,500 and $ 4,926, respectively. Amortization expense is included in cost of revenues.

F - 24

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net, are comprised of the following:

	December 31,
	2013	2014

Original amounts:

Customer relationships	$9,929	$9,845
Technology	6,151	6,473
Patent	-	1,234

	16,080	17,552

Accumulated amortization:

Customer relationships	3,418	5,239
Technology	2,352	3,882
Patent	-	51

	5,770	9,172

Other intangible assets, net	$10,310	$8,380

b.	Amortization of other intangible assets was $ 2,732, $ 2,127 and $ 2,209 for 2012, 2013 and 2014, respectively.

c.	Estimated amortization expense for future periods:

For the year ended December 31,

2015	$2,074
2016	1,753
2017	1,635
2018	1,267
2019	623
2020 and thereafter	1,028

$8,380

F - 25

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2014 are as follows:

	Year ended December 31,
	2013	2014

Balance at the beginning of the year	$68,087	$72,438

Acquisition of KPI	-	613
Functional currency translation adjustments	4,351	(5,353)

Balance at the year end	$72,438	$67,698

NOTE 9:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2013	2014

Government authorities	$3,084	$3,287
Accrued royalties to the OCS (Note 10a)	269	283
Accrued expenses	3,637	6,970

	$6,990	$10,540

NOTE 10:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Sapiens Technologies (1982) Ltd. ("Sapiens Technologies"), a subsidiary incorporated in Israel, was partially financed under programs sponsored by the Office of Chief Scientist ("OCS") for the support of certain research and development activities conducted in Israel.

In exchange for participation in the programs by the OCS, the Company agreed to pay 3.5% of total net consolidated license and maintenance revenue and 0.35% of the net consolidated consulting services revenue related to the software developed within the framework of these programs based on an understanding with the OCS reached in January 2012.

The royalties will be paid up to a maximum amount equaling 100%-150% of the grants provided by the OCS, linked to the dollar, and for grants received after January 1, 1999, bear annual interest at a rate based on LIBOR.

F - 26

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Royalties' expenses amounted to $574, $514 and $ 618 in 2012, 2013 and 2014, respectively, and are included in cost of revenues.

As of December 31, 2014, the Company had a contingent liability to pay royalties of $7,576.

b.	Lease commitments:

The Company leases office space, office equipment and various motor vehicles under operating leases.

1.	The Company's office space and office equipment are rented under several operating leases. Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, were as follows:

2015	$3,851
2016	3,638
2017	3,223
2018	3,078
2019	2,799
2020 and thereafter	1,118

$17,707

Rent expense for the years ended December 31, 2012, 2013 and 2014 was $ 3,051, $ 3,370 and $ 3,782 respectively.

2.	The Company leases its motor vehicles under cancelable operating lease agreements.

The minimum payment under these operating leases, upon cancellation of these lease agreements was $ 149 as of December 31, 2014.

c.	The Company has provided bank guarantees in the amount of $ 1,161 as security for the rent to be paid for its leased offices. The lease is valid for approximately two and a half years ending in December 2015. As of December 31, 2014, the Company had restricted bank deposits of $ 484 in favor of the bank guarantees.

As of December 31, 2014, the Company has provided bank guarantees in the amount of $182 as security for the performance of various contracts with customers and suppliers.

F - 27

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME

a.	Parent taxation:

Sapiens is governed under the laws of Curaçao. In addition, Sapiens is registered as an Israeli corporation for tax purposes only.

b.	Israeli taxation:

1.	Corporate tax rates in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 25% in 2012 and 2013, and 26.5% in 2014 and thereafter.

2.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 ("the Law"):

Certain of the Company's Israeli subsidiaries have been granted "Approved Enterprise" and "Beneficiary Enterprise" status, which provides certain benefits, including tax exemptions and reduced tax rates. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at regular rates.

The entitlement to the above benefits is conditional upon the fulfilling of the conditions stipulated by the Laws and regulations. Should the certain Israeli subsidiaries fail to meet such requirements in the future, income attributable to their Approved Enterprise and Beneficiary Enterprise programs could be subject to the statutory Israeli corporate tax rate and they could be required to refund a portion of the tax benefits already received, with respect to such programs. As of December 31, 2014, management believes that these subsidiaries are in compliance with all the conditions required by the Law.

Effective January 1, 2011, the Knesset enacted the Law for Economic Policy for 2011 and 2012 (Amended Legislation), and among other things, amended the Law, ("the Amendment"). According to the Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company is able to opt to apply (the waiver is non-recourse) the Amendment and from then on it will be subject to the amended tax rate of 16%.

Under the terms of the Approved Enterprise program, income that is attributable to one of The Company's Israeli subsidiaries will be exempt from income tax for a period of two years commencing 2014. The tax holiday has resulted in a tax savings of approximately $1,900 in the year ended December 31, 2014. If such tax-exempt income is distributed in a manner other than upon complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (25%), and an income tax liability of up to approximately $1,800 would be incurred as of December 31, 2014.

F - 28

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

3.	Foreign Exchange Regulations:

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

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2014 was $ 9,926 and the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that were essentially permanent in duration as of December 31, 2014 was $207.

d.	Net operating losses carry forward:

As of December 31, 2014, certain subsidiaries had tax loss carry-forwards totaling approximately $ 38,800. Most of these carry-forward tax losses have no expiration date.

F - 29

SAPIENS INTERNATIONAL CORPORATION N.V.

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

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Significant components of the Company deferred tax assets are as follows:

	December 31,
	2013	2014

Deferred tax assets:
Net operating losses carry forward	$12,080	$8,915
Research and development	2,592	2,028
Other	1,132	1,462

Deferred tax assets before valuation allowance	15,804	12,405
Valuation allowance	(8,324)	(6,136)

Deferred tax assets	7,480	6,269

Deferred tax liabilities:
Capitalized software development costs	(3,203)	(2,474)
Acquired intangibles	(2,854)	(1,546)
Property and equipment	-	(68)

Deferred tax liabilities	(6,057)	(4,088)

Deferred tax assets, net	$1,423	$2,181

	December 31,
	2013	2014

Current deferred tax assets	$2,420	$2,319
Long-term deferred tax assets	396	695
Long-term deferred tax liabilities	(1,393)	(833)

Deferred tax assets, net	$1,423	$2,181

Long-term deferred tax assets are included within other long-term assets in the balance sheets. Long-term deferred tax liabilities are included within other long-term liabilities in the balance sheets.

F - 30

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry forwards and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2012	2013	2014

Domestic (Curaçao)	$(745)	$(875)	$(643)
Foreign	12,983	13,278	15,673

	$12,238	$12,403	$15,030

g.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income for an Israeli company, and the actual tax expense as reported in the statements of income is as follows:

	Year ended December 31,
	2012	2013	2014

Income before taxes on income, as reported in the statements of income	$12,238	$12,403	$15,030

Statutory tax rate in Israel	25%	25%	26.5%

Theoretical taxes on income	$3,018	$3,097	$3,983
Increase (decrease) in taxes resulting from:
Effect of different tax rates	120	158	362
Effect of “Approved, Beneficiary or Preferred Enterprise” status	-	-	(2,323)
Utilization of carry forward tax losses for which valuation allowance was provided	(2,690)	(1,162)	(1,177)
Non-deductible expenses	82	9	80
Recognition of deferred taxes during the year for which valuation allowance was provided in prior years	(1,206)	(971)	(1,496)
Losses and temporary differences for which valuation allowance was provided	421	222	580
Others	690	(542)	445

Taxes on income, as reported in the statements of income	$435	$811	$454

Basic and diluted earnings per share amounts of the benefit resulting from the “Approved, Beneficiary or Preferred Enterprise” status	-	-	$0.05

F - 31

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

h.	Taxes on income are comprised as follows:

	Year ended December 31,
	2012	2013	2014

Current	$738	$400	$1,474
Deferred	(303)	411	(1,020)

	$435	$811	$454

The Company's entire provision for taxes on income relates to operations in jurisdictions other than Curaçao.

i.	Uncertain tax positions:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2013	2014

Balance at the beginning of the year	$510	$652
Increase in tax positions	199	190
Decrease in tax positions	(57)	(137)

Balance at the end of the year	$652	$705

The entire balance of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate.

As of December 31, 2013 and 2014 accrued interest related to uncertain tax positions amounted to $ 200 and $ 198, respectively.

As of December 31, 2014, most of the Company's Israeli subsidiaries are subject to Israeli income tax audits for the tax years 2009 through 2014, to U.S. federal income tax audits for the tax years 2009 through 2014 and to other for the tax years 2006 through 2014.

F - 32

SAPIENS INTERNATIONAL CORPORATION N.V.

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

As of December 31, 2014 605,321 common shares of the Company were available for future grant under the 2011 Plan. Any option granted under the 2011 Plan which are forfeited, cancelled, terminated or expired, will become available for future grant under the 2011 Plan.

F - 33

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	EQUITY (Cont.)

A summary of the stock option activities in 2014 is as follows:

	Year ended December 31, 2014
	Amount of options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Outstanding at January 1, 2014	3,878,495	$2.57	3.38	$19,949
Granted	340,000	7.61
Exercised	(1,225,368)	1.81
Expired and forfeited	(197,046)	2.85

Outstanding at December 31, 2014	2,796,081	3.49	3.07	10,957

Exercisable at December 31, 2014	1,817,761	$2.27	2.24	$9,277

In 2012, 2013 and 2014, the Company granted 432,805, 595,000 and 340,000 stock options to employees and directors, respectively.

The weighted average grant date fair values of the options granted during the years ended December 31, 2012, 2013 and 2014 were $ 1.96, $ 2.51 and $ 3.19, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2012, 2013 and 2014 was $ 2,668, $ 2,839 and $ 7,446, respectively.

The options outstanding under the Company's stock option plans as of December 31, 2014 have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	Average
	outstanding	Average	Weighted	Exercisable	Exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	Options
exercise price	2014	Term	price	2014	Exercisable
		(Years)	$		$

0.85-1.45	971,368	0.71	1.33	971,368	1.33
1.63	113,056	4.06	1.63	113,056	1.63
2.09-2.41	121,754	5.81	2.38	121,754	2.38
2.85	208,932	2.97	2.85	208,932	2.85
3.60-3.69	435,805	3.90	3.69	209,152	3.69
3.92	45,166	2.49	3.92	45,166	3.92
4.87-5.00	343,000	4.36	4.91	85,750	4.91
5.40-5.68	90,000	4.55	5.48	22,500	5.48
6.42	100,000	4.85	6.42	33,333	6.42
7.16-7.83	367,000	5.22	7.61	6,750	7.66

	2,796,081	3.07	3.49	1,817,761	2.27

F - 34

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	EQUITY (Cont.)

c.	As of December 31, 2014, there was $ 2,069 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a period of up to four years.

d.	Warrants:

The following table summarizes information regarding outstanding warrants to purchase Common shares of the Company as of December 31, 2014:

Warrants to Common shares	Weighted average exercise price per share	Warrants exercisable	Exercisable through

11,000	2.00	11,000	May - 15
17,000	2.24	17,000	February - 15

28,000	2.15	28,000

e.	Repurchase of shares:

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

F - 35

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2012	2013	2014

Numerator:

Net income attributed to Sapiens shareholders	$11,780	$11,604	$14,463

Denominator (thousands):

Denominator for basic earnings per share - weighted average number of common shares, net of treasury stock	39,953	40,024	47,210
Shares and related put options issued in Harcase acquisition	114	-	-
Stock options and warrants	1,604	2,292	1,427

Denominator for diluted net earnings per share - adjusted weighted average number of shares	41,671	42,316	48,637

The weighted average number of shares related to outstanding anti-dilutive options and warrants excluded from the calculations of diluted net earnings per share was 1,675,521, 466,534 and 599,287 for the years 2012, 2013 and 2014, respectively.

F - 36

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:	GEOGRAPHIC INFORMATION

a.	The Company operates in a single reportable segment as a provider of software solutions. See Note 1 for a brief description of the Company's business. The data below is presented in accordance with ASC 280, "Segment Reporting".

b.	Geographic information:

The following table sets forth revenues by country based on the billing address of the customer. Other than as shown below, no other country accounted for more than 10% of the Company's revenues during the years ended December 31, 2012, 2013 and 2014.

		Year ended December 31,
		2012	2013	2014
1.	Revenues:

	North America*	$35,519	$44,237	$49,585
	United Kingdom	26,630	31,115	34,961
	Israel	23,100	23,009	28,821
	Rest of Europe	16,140	24,862	28,351
	Asia Pacific	12,520	12,154	15,732

		$113,909	$135,377	$157,450

*	Revenue amounts for North America that are shown in the above table consist primarily of revenues from the United States, except for approximately $1,900, $1,100 and $558 of revenues derived from Canada in the years ended December 31, 2012, 2013 and 2014, respectively.

		December 31,
		2013	2014
2.	Property and equipment:

	Israel	$4,180	$3,722
	North America	231	146
	Rest of the world	852	895

		$5,263	$4,763

c.	Major customer data:

The following table sets forth revenues from major customers during the years ended December 31, 2012, 2013 and 2014.

	Year ended December 31,
	2012	2013	2014

Customer A	12%	*)	*)
Customer B	*)	*)	11%

*) Less than 10%.

F - 37

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses:

	Year ended December 31,
	2012	2013	2014

Total costs	$13,633	$17,238	$17,446
Less - capitalized software development costs	(3,464)	(5,392)	(6,094)

Research and development expenses	$10,169	$11,846	$11,352

b.	Financial income, net:

Financial income:
Interest	$201	$188	$356
Foreign currency translation	501	644	883

	702	832	1,239
Financial expenses:
Derivatives (gains) losses	(97)	(387)	397
Foreign currency translation	284	155	586
Bank charges and other	322	544	132

	(509)	(312)	(1,115)

Financial income, net	$193	$520	$124

- - - - - - - -

F - 38

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this annual report are listed immediately below.

Exhibit No.	Exhibit Description

1.1	Articles of Association of Sapiens International Corporation N.V., as amended (incorporated by reference to Exhibit 1.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on April 23, 2014)

4.1	Sapiens International Corporation N.V. 1992 Stock Option and Incentive Plan, as amended and restated (incorporated by reference to Exhibit 28.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-64208), filed with the SEC on June 9, 1993, and to the Company's Registration Statement on Form S-8 (SEC File No. 333-10622), filed with the SEC on July 22, 1999)

4.2	Sapiens International Corporation N.V. 2003 Share Option Plan (incorporated by reference to Exhibit 4(c)2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on June 28, 2007)

4.3	Sapiens International Corporation N.V. 2005 Special Incentive Share Option Plan (incorporated by reference to Exhibit 4(c)3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on June 28, 2007)

4.4	Sapiens International Corporation N.V. 2011 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-177834), filed with the SEC on November 9, 2011)

4.5	Registration Rights Agreement, dated August 21, 2011, by and among Sapiens International Corporation N.V. and certain of its shareholders (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form F-3 filed with the SEC on March 11, 2013)

8.1	List of Subsidiaries*

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global, independent registered public accounting firm*

101	The following financial information from Sapiens International Corporation N.V.’s Annual Report on Form 20-F for the year ended December 31, 2014 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2013 and 2014; (ii) Consolidated Statements of Income for the years ended December 31, 2012, 2013 and 2014; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2013 and 2014; (iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2013 and 2014; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under those sections.

* Filed herewith

104

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SAPIENS INTERNATIONAL CORPORATION N.V.

By:	/s/ Roni Al Dor
Roni Al Dor
President & Chief Executive Officer

Date: March 30, 2015

105

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1.1	Articles of Association of Sapiens International Corporation N.V., as amended (incorporated by reference to Exhibit 1.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on April 23, 2014)

4.1	Sapiens International Corporation N.V. 1992 Stock Option and Incentive Plan, as amended and restated (incorporated by reference to Exhibit 28.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-64208), filed with the SEC on June 9, 1993, and to the Company's Registration Statement on Form S-8 (SEC File No. 333-10622), filed with the SEC on July 22, 1999)

4.2	Sapiens International Corporation N.V. 2003 Share Option Plan (incorporated by reference to Exhibit 4(c)2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on June 28, 2007)

4.3	Sapiens International Corporation N.V. 2005 Special Incentive Share Option Plan (incorporated by reference to Exhibit 4(c)3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on June 28, 2007)

4.4	Sapiens International Corporation N.V. 2011 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-177834), filed with the SEC on November 9, 2011)

4.5	Registration Rights Agreement, dated August 21, 2011, by and among Sapiens International Corporation N.V. and certain of its shareholders (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form F-3 filed with the SEC on March 11, 2013)

8.1	List of Subsidiaries*

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global, independent registered public accounting firm*

101	The following financial information from Sapiens International Corporation N.V.’s Annual Report on Form 20-F for the year ended December 31, 2014 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2013 and 2014; (ii) Consolidated Statements of Income for the years ended December 31, 2012, 2013 and 2014; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2013 and 2014; (iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2013 and 2014; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under those sections.

* Filed herewith

106