Form 20-F
period 2015-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2016-03-29
CIK 885740

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _______________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . .. . . .

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

As of December 31, 2015, the issuer had 48,759,781 Common Shares, par value € 0.01 per share, outstanding (which excludes 2,328,296 Common Shares held in treasury).

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

Yes ☐               No ☒

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

•	references to “Sapiens,” the “Company,” the “Registrant,” “our company,” “us,” “we” and “our” refer to Sapiens International Corporation N.V., a Curaçao company, and its consolidated subsidiaries;

•	references to “our shares,” “Common Shares” and similar expressions refer to Sapiens’ Common Shares, par value € 0.01 per share;

•	references to “Insseco” refer to Insseco Sp. Z O.O., a Poland-based software and services provider for the insurance market that Sapiens acquired on August 18, 2015;

•	references to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;

•	references to “Euro” or “€”are to the Euro, the official currency of the Eurozone in the European Union;

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “Articles” are to our Amended Articles of Association, as currently in effect;

•	references to the “Securities Act” are to the Securities Act of 1933, as amended;

•	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	references to “NASDAQ” are to the NASDAQ Stock Market;

•	references to the “TASE” are to the Tel Aviv Stock Exchange; and

•	references to the “SEC” are to the United States Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Certain matters discussed in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs and assumptions as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed in Item 3 – “Key Information” under the caption “Risk Factors” and cautionary statements appearing elsewhere in this annual report in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements.

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

Item 2.          Offer Statistics and Expected Timetable

Not applicable.

Item 3.          Key Information

A.           Selected Financial Data.

The following tables summarize certain selected consolidated financial data for the periods and as of the dates indicated. We derived the statement of operations financial data for the years ended December 31, 2013, 2014 and 2015 and the balance sheet data as of December 31, 2014 and 2015 from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income financial data for the years ended December 31, 2011 and 2012 and the balance sheet data as of December 31, 2011, 2012 and 2013 are derived from our audited financial statements not included in this annual report. Our historical consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and presented in U.S. dollars. You should read the information presented below in conjunction with those statements.

The summary consolidated balance sheet data as of December 31, 2014, as derived from our audited consolidated balance sheet as of that date that appears elsewhere herein, reflects the carrying amounts combination between Sapiens and Insseco as of that date, consistent with the pooling of interest accounting method that we accorded to our acquisition of Insseco. Also consistent with that accounting method, our consolidated statements of income data for the year ended December 31, 2015 includes the revenues and expenses of Insseco for the entire year (although the acquisition was actually consummated on August 18, 2015). See also Note 1(c) to our consolidated financial statements contained elsewhere in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under “Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Financial Data:	Year Ended December 31,
	(In thousands, except per share data)
Statement of Income Data:	2011	2012	2013	2014	2015(1)

Revenues	$69,927	$113,909	$135,377	$157,450	$185,636
Cost of revenues	40,067	66,459	84,971	99,095	111,192
Gross profit	29,860	47,450	50,406	58,355	74,444
Operating Expenses:
Research and development	5,008	10,169	11,846	11,352	10,235
Selling, marketing, general and administrative	18,113	25,236	26,677	32,097	39,859
Acquisition-related and restructuring costs	1,115	-	-	-	-
Total operating expenses	24,236	35,405	38,523	43,449	50,094
Operating income	5,624	12,045	11,883	14,906	24,350
Financial income, net	104	193	520	124	163
Income before taxes on income	5,728	12,238	12,403	15,030	24,513
Tax benefit (taxes on income)	230	(435)	(811)	(454)	(4,213)

Net income	5,958	11,803	11,592	14,576	20,300

Attributable to non-controlling interest	61	23	(12)	131	59
Attributed to redeemable non-controlling interest	-	-	-	(18)	1
Adjustment to redeemable non-controlling interest	-	-	-	-	224

Net income attributable to Sapiens	5,897	11,780	11,604	14,463	20,016

Basic net earnings per share attributable to Sapiens’ shareholders	$0.21	$0.29	$0.29	$0.31	$0.42
Diluted net earnings per share attributable to Sapiens’ shareholders	$0.19	$0.28	$0.27	$0.30	$0.41
Weighted average number of shares used in computing basic net earnings per share	28,460	39,953	40,024	47,210	48,121
Weighted average number of shares used in computing diluted net earnings per share	30,764	41,671	42,316	48,637	49,327

		At December 31,
Balance Sheet Data:	2011	2012	2013	2014(1)	2015
		(In thousands)

Cash and cash equivalents	$21,460	$29,050	$70,313	$47,400	$54,351
Marketable Securities	-	-	-	33,098	39,651
Working capital	7,736	18,723	63,516	43,663	51,342
Total assets	153,468	162,584	222,428	233,210	242,271
Capital stock (2)	208,464	210,594	245,205	249,938	234,658
Total equity	$110,247	$118,439	$170,408	$178,293	181,809

(1)	As indicated above, the balance sheet data as of December 31, 2014 and the statement of income data for the year ended December 31, 2015 reflect the carrying amounts combination between Sapiens and Insseco as of December 31, 2014 and as of January 1, 2015, respectively, consistent with the pooling of interest accounting method that we accorded to our acquisition of Insseco.

(2)	In November 2012 we repurchased 2 million of our outstanding ordinary shares for total consideration of $7 million.

On January 15, 2013 and again on April 22, 2015, our Board of Directors determined, subject to shareholder approval, to declare and pay one-time cash interim dividends of $0.15 and $0.15 per Common Share (or $5.8 million and $7.2 million, in the aggregate, respectively), which were paid on February 22, 2013 and commencing on June 1, 2015, respectively.

On November 19, 2013, we consummated an underwritten follow-on public offering of 5,650,000 of our Common Shares, plus an additional 847,400 Common Shares to cover over-allotments, pursuant to an underwriting agreement with Barclays Capital Inc., as representative of certain underwriters.

For the purpose of comparison to our above statement of income data for the year ended December 31, 2015, which includes the revenues and expenses of Insseco for the entire year, we present below unaudited pro forma combined statement of income data for our company for the year ended December 31, 2014 that combines the historical consolidated statements of income of Sapiens and the carve-out historical statements of operations of Insseco, giving effect to Sapiens’ acquisition of Insseco as if it had been consummated on January 1, 2014. This data has been prepared consistent with SEC Regulation S-X, Article 11. For a more complete presentation of this data and an explanation of the underlying adjustments and assumptions used in deriving it, please see the unaudited pro forma condensed combined statements of income that were annexed as Exhibit 99.3 to our Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on October 14, 2015 (the second Form 6-K that we furnished that day).

Year Ended December 31, 2014
Pro-Forma (unaudited)
(U.S Dollars in thousands, except share and per share data)
Revenues	172,717
Cost of revenues	106,714
Gross profit	66,003
Operating Expenses:
Research and development, net	11,352
Selling, marketing, general and administrative	34,480
Total operating expenses	45,832
Operating income	20,171
Financial income, net	124
Tax expenses	1,494
Net income	18,801
Attributed to non-controlling interests	131
Attributed to redeemable non-controlling interest	(18)
Net income attributable to Sapiens’ shareholders	18,688
Basic earnings per share	0.40
Diluted earnings per share	0.38
Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	47,210
Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	48,637

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

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

We depend heavily on repeat product and service revenues from our base of existing customers. Five of our customers accounted for 31% and 32% of our revenues in the years ended December 31, 2014 and 2015, respectively. If our existing customers are not satisfied with our solutions and services, they may not enter into new project contracts with us or continue using our technologies. A significant decline in our revenue stream from existing customers would have a material adverse effect on our business, results of operations and financial condition.

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

In addition, while we have taken steps to protect the confidential information that we have access to, including confidential information we may obtain through usage of our cloud-based services, our security measures may be breached. If a cyber-attack or other security incident were to result in unauthorized access to or modification of our customers’ data or our own data or our IT systems or in disruption of the services we provide to our customers, or if our products or services are perceived as having security vulnerabilities, we could suffer significant damage to our business and reputation.

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

Changes in privacy regulations may impose additional costs and liabilities on us, limit our use of information, and adversely affect our business.

Personal privacy has become a significant issue in the United States, Europe, and many other countries where we operate. Many government agencies and industry regulators continue to impose new restrictions and modify existing requirements about the collection, use, and disclosure of personal information. Changes to laws or regulations affecting privacy and security may impose additional liability and costs on us and may limit our use of such information in providing our services to customers. If we were required to change our business activities, revise or eliminate services or products, or implement burdensome compliance measures, our business and results of operations may be harmed. Additionally, we may be subject to regulatory enforcement actions resulting in fines, penalties, and potential litigation if we fail to comply with applicable privacy laws and regulations.

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

We generally provide our customers with upfront estimates regarding the duration, budget and costs associated with the implementation of our products. Implementation of our solutions is complex and meeting the anticipated duration, budget and costs often depend on factors relating to our customers or their other vendors. We may not meet the upfront estimates and expectations of our customers for the implementation of our solutions or the provision of our services as a result of factors within our control such as issues or limitations with our solutions, or factors beyond our control such as issues related to our system integrator partners or our customers’ IT employees.

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

The acquisition of IBEXI Solutions Private Limited and Insseco and the integration of their business, operations and employees with our own involves risks and the failure to integrate successfully may adversely affect our future results.

In 2015, we acquired IBEXI Solutions Private Limited, or IBEXI, and Insseco. Any failure to successfully integrate the business, operations and employees of IBEXI or Insseco, or to otherwise realize the anticipated benefits of these acquisitions, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies and technologies, and the harmonization of differences in the business cultures between these companies and their personnel. Integration of these businesses will be complex and time-consuming, will involve additional expense and could disrupt our business and divert management’s attention from ongoing business concerns. The challenges involved in integrating IBEXI and Insseco include:

•	preserving customer, supplier and other important relationships;

•	integrating financial forecasting and controls, procedures and reporting cycles;

•	combining and integrating information technology, or IT, systems; and

•	integrating employees and related HR systems and benefits, maintaining employee morale and retaining key employees.

The benefits we expect to realize from these acquisitions are, necessarily, based on projections and assumptions about the combined businesses of our company, IBEXI and Insseco and assume, among other things, the successful integration of IBEXI and Insseco into our business and operations. These projections and assumptions may be inaccurate and we may not successfully integrate IBEXI, Insseco and our operations in a timely manner, or at all. We may also be exposed to unexpected contingencies or liabilities of IBEXI or Insseco. If we do not realize the anticipated benefits of these transactions, our growth strategy and future profitability could be adversely affected.

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

We are continuing to expand our international operations as part of our growth strategy. In fiscal years 2014 and 2015, 69% and 67%, respectively, of our revenues were derived from outside of North America. Our current international operations and our plans to expand our international operations subject us to a variety of risks, including:

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

Most of our revenues are derived from international operations that are conducted in local currencies, including US dollars, GBP, EURO, New Israeli Shekels, or NIS, Japanese Yen, or JPY, Indian rupee, or INR and Polish zloty, or PLN. In 2014 and 2015, our revenues were approximately 35% and 36%, respectively, in US dollars, with the remainder in the other currencies.

Because exchange rates between the NIS, GBP, Euro, JPY, INR and the PLN against the US dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations could negatively affect our revenue and profitability.

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

The tax benefits that are available to our Israeli subsidiaries require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

Some of our Israeli subsidiaries have been granted “Approved Enterprise” and “Benefited Enterprise” status, which provide certain benefits, including tax exemptions and reduced tax rates under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. Income not eligible for Approved Enterprise and Benefited Enterprise benefits is taxed at regular corporate tax rate (26.5% in each of 2014 and 2015, and 25% in 2016 and thereafter).

In the event of distribution of dividends from said tax-exempt income, the amount distributed will be subject to corporate tax at the rate that would have otherwise been applicable on the Approved/Benefited Enterprise’s income.

The entitlement to the above benefits is conditional upon the fulfillment of the conditions stipulated by the Investment Law and applicable regulations. Should the Israeli subsidiaries fail to meet such requirements, income attributable to the Approved Enterprise and Benefited Enterprise programs could be subject to the statutory Israeli corporate tax rate and they may be required to refund a portion of the tax benefits already received, with respect to such programs.

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

As a foreign private issuer under the Exchange Act, we are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act; and are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Accordingly, you receive less information about our company than you would receive about a domestic U.S. company, and are afforded less protection under the U.S. federal securities laws than you would be afforded in holding securities of a domestic U.S. company.

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

Risks Related to Our Israeli Operations and Our Status as a Curaçao Company

The Israeli government grants that our Israeli subsidiary has received require us to meet several conditions and restrict our ability to manufacture products and transfer know-how developed using such grants outside of Israel and require us to satisfy specified conditions.

One of our Israeli subsidiaries received grants in the past from the government of Israel through the Office of the Chief Scientist of the Ministry of Economy of the State of Israel, or the OCS, for the financing of a portion of its research and development expenditures in Israel with respect to our legacy technology. In consideration for receiving grants from the OCS, we are obligated to pay the OCS royalties from the revenues generated from the sale of products (and related services) developed (in whole or in part) using the OCS funds, in an amount that is up to 100% to 150% of the aggregate amount of the total grants that we received from the OCS, plus annual interest for grants received after January 1, 1999. We must fully and originally own any intellectual property developed using the OCS grants and any right derived therefrom unless transfer thereof is approved in accordance with the provisions of the Israeli Encouragement of Industrial Research and Development Law, 1984 and related regulations, or the R&D Law.

Transfer of know-how outside of Israel requires pre-approval by the OCS and is subject to certain payment to the OCS of a redemption fee calculated according to the formula provided in the R&D Law which takes into account, among others, the consideration for such know-how paid to us in the transaction in which the technology is transferred. The R&D Law establishes a maximum payment of the redemption fee paid to the OCS, as further detailed therein.

Products developed as a result of an OCS-funded R&D program must, as a general matter, be manufactured in Israel. The transfer of manufacturing capacity outside of Israel, in whole or in part, is subject to the OCS’s prior approval (except for the transfer of less than 10% of the manufacturing capacity in the aggregate, which only requires notice to the OCS) and the payment of an increased total amount of revenues. These restrictions may impair our ability to enter into agreements for those products or technologies without the approval of the OCS. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of technology developed with OCS funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the OCS. Any approval, if given, will generally be subject to additional financial obligations. Failure to comply with the requirements under the R&D Law may subject us to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings. In addition, the Government of Israel may from time to time audit sales of products which it claims incorporate technology funded via OCS programs and this may lead to additional royalties being payable on additional products.

In addition, the OCS is in the process of promulgating regulations, including the consideration due to the State of Israel for the granting of licenses to use know-how developed as a result of research financed by the OCS. Such regulations may have an effect on our company, in respect of the amount of payments to the OCS for the grant of sub-licenses to third parties. As of the date of filing of this annual report, we are unable to assess the effect, if any, of the promulgation of those regulations on our company.

On July 29, 2015, the R&D Law was amended (we refer to that amendment as Amendment No. 7). Pursuant to Amendment No. 7, the National Authority for Technological Innovation, or NATI, a statutory corporation, will be established and will replace the OCS and the current restrictions under the R&D Law will be replaced by new arrangements in connection with ownership obligations of know-how (including with respect to restrictions on transfer of know-how and manufacturing activities outside of Israel) as well as royalty obligations associated with approved programs, which will be promulgated by NATI. The commencement date for Amendment No. 7 was January 1, 2016; however, in the meantime, until new arrangements are adopted by NATI, the R&D Law as existed prior to Amendment No. 7 remains in effect. NATI should be constituted no later than July 28, 2018, and new arrangements should be adopted no later than one year thereafter. As of the date of this annual report, we are unable to assess the effect, if any, of the promulgation of such arrangements on our company.

We are not subject to the supervision of the Central Bank of Curaçao and Sint Maarten, so our shareholders are not protected by any regulatory inspections in Curacao.

We are not an entity subject to any regulatory supervision in Curaçao by the Central Bank of Curaçao and Sint Maarten. As a result, shareholders are not protected by any regulatory supervision or inspections by any regulatory agency in Curaçao, and we are not required to observe any restrictions in respect of its conduct, save as disclosed in the annual report or our Amended Articles of Association.

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

Derivative actions are not permitted in Curaçao. Under Curaçao law, only the Company may bring a civil action to a person that is liable to a Curaçao public limited liability company. Shareholders in Curaçao companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a Curaçao company being more limited than those of shareholders of a company organized in the U.S. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The Curaçao courts are also unlikely to: (i) recognize or enforce against us judgments of courts in the U.S. based on certain civil liability provisions of U.S. securities law; or (ii) to impose liabilities against us, in original actions brought in Curaçao, based on certain civil liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in Curaçao of judgments obtained in the U.S., although the courts of Curaçao will in certain circumstances recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The laws of Curacao provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of Curaçao, there is little statutory protection of minority shareholders other than the provisions of the Civil Code of Curaçao dealing with shareholder remedies. Minority shareholders of a Curaçao company may commence legal proceedings against the company in which they hold shares on the following grounds:

•	tort (onrechtmatige daad)- a tortious act may arise if a company makes certain promises to the shareholders, the shareholders could expect a certain attitude from the company according to rules of “reasonableness and fairness,” and the company does not comply therewith; or

•	breach of contract- assuming there is any specific contract between the minority shareholders and the company.

Under Curaçao law, shareholders who satisfy certain threshold requirements can initiate inquiry proceedings with the joint Court of Justice of Aruba, Curaçao, Sint Maarten, Bonaire, Sint Eustatius and Saba. Such inquiry proceedings relate to the policy of the company and its business. The Court of Justice will only order an inquiry if it finds that well-founded reasons exist to doubt the soundness of the policies of the company or the conduct of its business. During the proceedings, the Court of Justice may impose immediate provisional measures, such as a temporary amendment from the articles of association of the company and appointment of interim board members.

In addition to the above, there are alternative claims under Curaçao law available for minority shareholders, who seek relief for alleged wrongful acts by a company, its directors or the majority shareholders, such as contesting the corporate resolutions of a company and requesting the majority shareholders to purchase the stake of the minority shareholders (uittreding). However, these alternative possibilities are very cumbersome and time-consuming and may not be instituted in respect of shares which are traded at a stock exchange.

Item  4.  Information on the Company

A.           History and Development of the Company.

Corporate Details

Our legal and commercial name is Sapiens International Corporation N.V., and we were incorporated and registered in Curaçao on April 6, 1990. We are a public limited liability company and operate under the provisions of the Curaçao Commercial Code. In addition, we are registered as an Israeli company for tax purposes only. Our registered office is located at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, and our telephone number in Curaçao is + 5999-736-6277. United International Trust N.V. is the Company’s agent in Curaçao and serves as a member of our Board of Directors. Our World Wide Web address is www.sapiens.com. The information contained on the web site is not a part of this annual report. Except as described elsewhere in this annual report, we have not had any important events in the development of our business since January 1, 2015.

Capital Expenditures and Divestitures since January 1, 2013

On August 1, 2014, we acquired Knowledge Partners International LLC, or KPI, and the assets of The Decision Model, or TDM, for total consideration of $2.1 million in cash and 57,000 ordinary shares of Sapiens Decision, our subsidiary which holds all of the interests in KPI (representing 3% of Sapiens Decision’s issued and outstanding ordinary shares immediately prior to closing). In addition, one of the shareholders of KPI received 88,500 restricted shares of Sapiens Decision (of which 29,500 vested during the year ended December 31, 2015) plus $450,000 in cash, subject to certain performance criteria. The agreements for the foregoing acquisitions included, among other things, certain put and call options relating to the Sapiens Decision shares issued upon consummation of the transaction and certain other benefits payable upon the occurrence of certain conditions. For further information, please see Note 1(d) to our consolidated financial statements included in Item 18 of this annual report.

In May 2015, we acquired IBEXI Solutions Private Limited, or IBEXI, an India-based provider of insurance solutions and services, which services 18 insurers in both the P&C and L&P markets throughout Southeast Asia. The total purchase price in this acquisition was approximately $4.8 million, which we paid in cash at the closing, and which is subject to adjustment based on certain future criteria. IBEXI’s revenues for the year ended December 31, 2014 were approximately $4.3 million. A portion of IBEXI’s revenues was generated from sales to Sapiens. Without factoring in IBEXI’s revenues generated from sales to Sapiens, IBEXI’s 2014 full year revenues totaled $3.6 million. For further information, please see Note 1(b) to our consolidated financial statements included in Item 18 of this annual report.

In August 2015, we acquired Insseco, a Poland-based software and services provider for the insurance market, from Asseco Poland S.A., or Asseco, the indirect controlling shareholder of our company, which helped us to establish a strong presence in the Polish insurance market. We paid approximately $9.1 million in cash for Insseco, subject to upwards adjustment based on its achieving future revenue goals.

 Our principal capital expenditures during the last three years related mainly to the purchase of computer equipment and software for use by our subsidiaries. Our capital expenditures totaled approximately $4.1 million in 2013, $1.5 in 2014 and $2.8 million in 2015 (including lease improvements).

B.           Business Overview.

We are a leading global provider of software solutions for the insurance industry with a growing presence in the financial services sector. Our robust expertise in the insurance industry is reflected in our innovative software solutions for providers of Property & Casualty/General Insurance (P&C), and Life, Annuities and Pensions Insurance (L&P), enabling our customers to manage their core business functions, including policy administration, claims management and billing.

We also supply core record-keeping software solutions for providers of Retirement Services and Reinsurance. Additionally, we offer a platform that enables our customers to quickly deploy business logic and comply with policies and regulations across their organizations. Our solutions – which have modern, modular architecture and are digital-ready – empower customers to respond to evolving market needs and regulatory changes, while improving the efficiency of their core operations. This improvement increases revenues and reduces costs.

Software Solutions

Our software solutions portfolio is comprised of:

•	Life, Pension, Annuity and Retirement Solutions – comprehensive software solutions for the management of a diversified range of products for life, pension, annuity and retirement. Our portfolio includes Sapiens ALIS, Sapiens TOPAZ, Sapiens Retirement and Sapiens Closed Books.

•	Property and Casualty/General Insurance Solutions – a comprehensive software suite of solutions, supporting a broad range of business lines, including personal, commercial and specialty lines, as well as a solution for the management of reinsurance contracts. Our portfolio includes Sapiens IDIT and Sapiens Reinsurance.

•	Sapiens DECISION – an enterprise-scale platform that enables institutions to centrally author, store and manage all organizational business logic. Organizations of all types – including banks, mortgage institutions and insurers – use it to track, verify and ensure that every decision is based on the most up-to-date rules and policies.

•	Technology-Based Solutions – tailor-made solutions (unrelated to the insurance or financial services market) based on our eMerge platform, which provides end-to-end, modular business solutions, ensuring rapid time to market.

Services

Our services modernize and automate processes for insurance providers and financial institutions around the globe, helping to create greater organizational efficiencies, reduce costs and provide a better end user experience.

Our services include:

•	Project delivery and implementation
•	Business and technical consulting related to our products
•	Project and program management
•	Training
•	User acceptance testing
•	Migration
•	Maintenance services
•	Ongoing support services
•	Hosting
•	Product upgrades

Built on a solid foundation of insurance domain expertise, proven technology and a history of successful deployments, our organization assists clients in identifying and eliminating IT barriers to achieve business objectives.

For more information about our software solutions and services, please see “Sapiens’ Software Solutions” and “Sapiens’ Global Services” below in this Item 4.B.

Our Marketplace and its Needs

Our Target Markets

We operate in a large market undergoing significant transformation. According to a research report published by Celent, a research and consulting firm, global IT spending by insurance companies is expected to grow from $182 billion in 2016 to $189 billion in 2017. In particular, IT spending on external software and IT services will total approximately $76 billion in 2016, and is expected to increase to $80 billion by 2017, representing a 5.2% annual growth rate from 2016 to 2017. Of these amounts, we believe that our current total addressable market for core insurance software solutions is approximately $25 billion, which we expect to grow as a result of insurance carriers’ and other financial institutions’ need to spend on modern software solutions from external providers to address the operational challenges presented by the inefficiency of their legacy core systems. Such systems include technical and functional limitations that have an adverse impact on the ability of carriers to swiftly launch new, innovative products in line with their customers’ changing needs and preferences. These legacy systems slow down carriers’ business and geographic expansion, and lead to operational inefficiencies that are translated into increased business risk and financial costs.

Our customers are operating in a dynamic and changing regulatory environment. Often, their legacy systems simply do not support new regulatory requirements and put carriers at risk of non-compliance. We believe these challenges will accelerate the shift from spending on legacy systems to new vendor software solutions, and the shift from reliance on in-house development to external vendors.

There is also a strong trend of shifting attention to the end-customer experience and activities, with a focus on digital operations, to support the increasing usage of the Internet for sales, recommendations and general communication. This affects the carriers’ needs to innovate their product proposition through a flexible and modern solution. Another substantial trend is the increasing usage of data for decision-making, risk analysis, customers’ evaluation and rating, which requires streamlined data flow and easy access to information from multiple sources.

Life, Pension, Annuities and Retirement Markets

Life, pension, annuities and retirement providers offer their customers a wide range of products for long-term savings, protection, pension and insurance to assist policyholders in financial planning, through life insurance, retirement, pension, medical and investment products. Their products can be classified in several areas, primarily investment and savings products, risk and protection products, pension products and health-related products. These products can exist both as individual-targeted products, as well as group- and employer-related products. Some of these providers and other financial services providers also offer retirement services products, particularly management of, and recordkeeping for, defined contribution retirement plans.

Retirement services offer employer-related defined contribution plans that are the primary and fastest-growing retirement savings vehicles in the U.S., including nearly one-third of overall retirement assets. Financial services companies – such as insurance companies, mutual funds, banks and TPAs – provide recordkeeping services for employer-related plans. Many recordkeeping service providers use legacy or in-house software solutions to manage their books.

Property & Casualty/General Insurance Market

Property and casualty insurance (also known as non-life insurance, or General Insurance {GI}) protects policyholders against a range of losses on items of value. P&C insurance includes the personal segment (insurance coverage for individuals, with products such as motor, home, personal property and travel), the commercial segment (covering aspects of commercial activity, such as commercial property, car fleets and professional liability), and specialty lines (covering unique domains, such as marine, art and credit insurance).

Reinsurance is insurance that is purchased by an insurance company (“ceded reinsurance”) from another insurance company (“assumed reinsurance”) as a means of risk management. The reinsurer and the insurer enter into a reinsurance agreement (referred to as “contract” or “treaty”), which details the conditions upon which the reinsurer would pay the insurer’s losses. The reinsurer is paid a reinsurance premium by the insurer, and the insurer issues insurance policies to its own policyholders. The insurer must maintain an accurate system of records to track its reinsurance contracts and treaties, to avoid claims leakage.

Financial Services Market for Decision Management

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

The decision management processes in financial services affects overall corporate performance, including an impact on customers and competitors. Decision management systems are a key performance component of every financial services organization, as they help the organization define, avoid and hedge financial risk.

Needs of our Target Markets

Large financial organizations must constantly invest in their IT systems to respond to key market drivers. They require the ability to:

•	Improve the end-customer experience via innovative initiatives. Sophisticated, tech-savvy and mobile financial customers expect a positive and unique experience from their providers
•	Provide innovative experience and business models, based on technology capabilities and digital operation (such as portal, web-based acquisition process, analytics and the usage of data sources – such as wearables and the Internet of Things (IoT))
•	Respond to complex and evolving regulatory standards, such as Solvency II, Dodd-Frank legislation, Basel III, etc.
•	Support internal customers’ growth and operations. This includes reducing the time to market of new products, expanding into new geographies, reducing costs and streamlining operations

Specific Needs of the Insurance and Retirement Services Market

The insurance market is a large, complex and highly regulated environment. Insurance carriers operate in a super-competitive market, which necessitates differentiating their value propositions. Additionally, carriers operate under a rigid regulatory regime and are required to comply with market regulations.

In order to efficiently manage their operations, insurance carriers require IT platforms that enable rapid introduction of changes via configurable user-driven activities, integration with internal and external systems, control and auditing of internal employees’ work, support for omni-channel distribution and clear visibility into the carrier’s business operations, through streamlining and intelligent usage of data.

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

•     Change in end-consumers’ behavior and shift of power to consumers – Insurance carriers must adapt rapidly to the shifting needs and behaviors of consumers, including the types and terms of insurance products offered, and how consumers access information. Insurance carriers require systems with integration capability and support for multi-channel distribution, so they can reach their clients’ customers and partners using multiple methods.

•     A need to improve operational efficiency and reduce total cost of ownership – We believe that a majority of insurance carriers are still using inefficient and outdated processes that do not automate operations and workflows, and thus don’t offer efficient process management. These processes may have high error rates. Additionally, the ongoing maintenance of legacy systems is expensive and technically difficult. A specialized IT staff with the requisite skills and experience needed to maintain these systems is difficult to find or replace. Insurers seek systems that are modern, automated, efficient and easy to maintain, and can lower costs over the long term.

•     Increasing global and multi-national operation – A rising number of insurers are accelerating their growth initiatives through global acquisitions. These insurers seek sole providers who can deliver solutions that will be used across markets, combining the support of local regulatory requirements and specific customer needs, while driving a generic corporate business approach and strategy across the globe, reducing costs and overhead.

•     Going digital – Digitalization holds significant potential for financial services institutions and insurers, but only if they manage to efficiently digitalize their operations, support multi-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – including tablets and other mobile devices.

Business Decision Management Market Needs

Many large organizations, particularly in the financial services market, must comply with complex regulations. They operate in a highly competitive market that requires quick responses. Business logic drives most of the financial services transactions and is the backbone of an organization’s policies and strategies, and its ability to successfully operate in this market.

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

Sapiens’ Software Solutions

Overview

We are a leading global provider of software solutions for the insurance industry with a growing presence in the financial services sector, enabling our customers to be more agile in the face of new and changing business environments, while simultaneously reducing IT costs.

We offer our insurance customers a range of packaged software solutions that are:

•	Comprehensive and function-rich, supporting generic insurance standards, regulations and processes by providing field-proven functionality and best practices.
•	Customizable to easily match our customers’ specific business requirements. Our flexible architecture and configurable structure allows quick functionality augmentation that permits our platform to be used across different markets, unique business requirements and regulatory regimes, utilizing our knowledge and extensive insurance best practices.
•	Service-oriented architecture (or SOA) based to provide easy integration to any external application under any technology, allowing streamlined connectivity to all satellite applications and enhancing the digital experience and omni-channel distribution (while maintaining total platform independence and system reliability).
•	Component-based and scalable, allowing our customers to deploy the solutions in a phased and modular approach, reducing risk and destruction to the business, while supporting the growth plans and cost efficiency of the organization.

Our packaged software solutions enable:

•	Rapid deployment of new insurance products, via configurable software, which creates a competitive advantage in all of the insurance markets we serve.
•	Improvement of operational efficiency and reduction of risk, by providing full insurance process automation, with configurable workflows, audit and control, streamlined insurance practices and simple integration and maintenance.
•	Reduction of overhead for IT maintenance through easy-to-integrate solutions with flexible and modern architecture, resulting in lower costs for ongoing maintenance, modifications, additions and integration.
•	Enhanced omni-channel distribution and focus on the customers, through event-driven architecture, proactive client management approach, rapid access to all levels of data and a holistic view of clients and distributors.
•	Various deployment models, from an on-premise deployment approach, to cloud and hosted solutions
•	Support of digitalization – digitalization holds massive potential for financial services institutions and insurers, but only if they manage to efficiently digitalize their operations, support omni-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – including tablets and mobile devices.

Sapiens Life, Pension & Annuity Solutions

Sapiens ALIS for Life, Pension & Annuities

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

Sapiens ALIS integrates all of the following functions into one solution:

•	Sales, quotation and illustration
•	New business
•	Underwriting
•	Policy servicing
•	Billing, collection and payment management
•	Claims processing
•	Agency and commission
•	CRM and customer management
•	Workflow and diary
•	Compliance and calculation engine
•	Insurance product manufacturing

On top of the functional modules, Sapiens ALIS provides a set of digital capabilities to its customers – Policyholder portal, Agent portal and the BI & Analytics module.

Sapiens Retirement Services

Leveraging assets we have built from our Sapiens ALIS offering, we have developed Sapiens Retirement: a modern, end-to-end, packaged software solution for record-keeping management for defined-contribution recordkeeping providers.

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

Sapiens Closed Books

Sapiens Closed Books is a solution for life and pension insurance companies that enables them to efficiently and more effectively administer policies and claims relating to their legacy portfolio and closed books business (products that are no longer open to new business, but must still be administered).

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

Sapiens TOPAZ

Sapiens TOPAZ is offered uniquely in Israel, enabling life and pension insurance providers to handle a wide range of activities and regulations that are unique to the Israeli market.

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

On top of the functional modules, Sapiens IDIT provides a set of digital capabilities to its customers – Policyholder portal, Agent portal and the BI & Analytics module.

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

Sapiens Reinsurance provides end-to-end processing, including:

•	Set-up and definition of the reinsurance program – both cession and assumed contracts
•	Comprehensive transaction processing – for both cession and assumed reinsurance contracts
•	Automated production of all periodic statements, billings, bordereaux and accounts for all parties – reinsurers, brokers and ceding companies
•	All-inclusive financial accounting module for current accounts management, P&L and balance sheet figures, and comprehensive support for general ledger accounts
•	Complete audit trail and tracking capability of all activities, transactions and business processes

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

Some of the key benefits for organizations that use Sapiens DECISION are:

•	Reduced risk, by assessing the impact of any change (competitive, strategy, regulatory, etc.) and allowing users to simply and quickly design new and sustainable models to meet evolving business requirements.
•	Limited costs and complexity by centralizing the development and dissemination of institutional business logic, which improves efficiency.
•	Improved visibility and true governance, by putting business users in full control of institutional business logic and enabling them to trace every policy and rule back to its motivation and documentation.
•	Establishment of a “single point of truth,” by providing business and IT users a centralized business logic repository.

We are currently focusing on the development and marketing of Sapiens DECISION in the financial services market in North America and Western Europe, and we are building best practices to be used primarily by mortgage, retail and investment banking where the scale and complexity of operations requires enterprise-grade technology that can easily be adapted as policies and business strategies rapidly evolve. We also intend to develop and market Sapiens DECISION for the insurance industry and leverage our industry knowledge and close relationships with our existing customers and partners.

Technology-Based Solutions

Sapiens eMerge

Sapiens eMerge is a rules-based, model-driven architecture that enables the creation of tailor-made, mission-critical core enterprise applications with little or no coding. Our technology is intended to allow customers to meet complex and unique requirements using a robust development platform. For example, we perform proxy porting for our customers in an efficient, cost effective manner with Sapiens eMerge.

Sapiens’ Global Services

Our services modernize and automate processes for insurance providers and financial institutions around the globe, helping to create greater organizational efficiencies, reduce costs and provide a better end-user experience. Built on a solid foundation of insurance domain expertise, proven technology and a heritage of successful deployments, we assist clients in identifying and eliminating IT barriers to achieve business objectives. Benefits include:

-	Project delivery experience – more than 30 years of field-proven project delivery of core system solutions, based on best practices and accumulated experience.
-	System integration – we help our customers deploy modern solutions, while expertly integrating these solutions with their legacy environments that must be supported.
-	Global presence – insurance and technology domain experts are available worldwide to provide professional services.

Our implementation teams assist customers in building implementation plans, integrating our software solutions with their existing systems, and deploying specific requirements unique to each customer and installation.

Our service teams possess strong technology skills and industry expertise. The level of service and business understanding they provide contributes to the long term success of our customers. This helps us develop strategic relationships with our customers, enhances information exchange and deepens our understanding of the needs of companies within the industry.

Through our service teams, we provide a wide scope of services and consultancy around our core solutions, both in the initial project implementation stage, as well as ongoing additional services. Many of our customers also use our services and expertise to assist them with various aspects of daily maintenance, ongoing system administration and the addition of new solution enhancements.

Such services include:

•	Adding new lines of business and functional coverage to existing solutions running in production
•	Ongoing support services for managing and administering the solutions
•	Creating new functionalities per specific requirements of our customers
•	Assisting with compliance for new regulations and legal requirements

In addition, most of our clients elect to enter into an ongoing maintenance and support contract with us. The terms of such a contract are usually twelve months and are renewed every year. A maintenance contract entitles the customer to technology upgrades (when made generally available) and technical support. We also offer introductory and advanced classes and training programs available at our offices and customer sites.

We also partner with several system integration and consulting firms to achieve scalable, cost-effective implementations for our customers. We have developed an efficient, repeatable methodology that is closely aligned with the unique capabilities of our solutions.

Our Strengths

Comprehensive suite of high-end, crucial solutions for insurance. We offer end-to-end solutions for both the P&C and L&P markets, supporting most sub-segments of these markets and the complete lifecycle of product lines. Our software supports and enables our customers’ core insurance business processes throughout the full lifecycle of administration within an organization, including policy administration, billing and claims, which we believe is a unique offering among software solution providers. In addition, our solutions for the retirement market support core record-keeping for retirement services providers, which is fundamental to their operations. Built for global and multi-national operations, our solutions are used in a variety of international regulatory, language and currency environments.

Innovative solutions with leading functionality and technology. Our solutions are based on advanced modern architectures that are specifically designed for our customers’ needs. These solutions are integrated, modular and component-based, and include scalable suites of products supporting various lines of business. By using our solutions, carriers can support new sales channels, including mobile and social, reduce time to market for new product launches, and lower total cost of ownership. Additionally, we significantly invest in research and development to ensure that our products employ new technology, are compatible with the needs of our clients and are easy to use. As a result, our products maintain a leadership position, as recognized by top industry analysts, such as Celent and Ovum, for their levels of both technology and functionality.

One-stop-shop across products and services. In addition to our market-leading products across P&C and L&P, we possess consulting and implementation capabilities, which we use to customize our products and design the solution that best meets our customers’ requirements. We believe that our customers do business with us not only because of our leading products, but also due to our complementary service offerings – which enhance our products and enable clients to maximize the value derived from our solutions. We believe that this approach lowers the risks for our clients, as they transition to a new system, and at the same time provides them with the functionality they desire. For example, we consult with each of our customers to determine their specific needs and then enhance our core solution and customize the appropriate interfaces. Through these interactions and experiences, we foster long-term relationships with our customers, which provide opportunities to deliver a wide range of our products and services as requirements change over time.

Strong, diverse and stable customer base. We currently serve more than 190 customers globally, including some of the world’s largest global insurance carriers and financial institutions. Our customer base is diversified across insurance providers, including life, pensions and annuities, property and casualty insurers, and retirement services providers. We have been able to successfully maintain these customers due to our broad product portfolio geared toward addressing the needs of these industries. In addition, our business decision management platform is applicable across the financial services industry, including a wide range of financial institutions, and offers an opportunity for further diversification in other markets. Geographically, we derived 33.0%, 22.9%, 17.7%, 15.3% and 11.0% of our revenue from North America, the United Kingdom, the rest of Europe, Israel and the Asia-Pacific region, respectively, in the year ended December 31, 2015, and 31.5%, 22.2%, 18.0%, 18.3% and 10.0%, respectively, in the year ended December 31, 2014.

Long-term relationships with customers. Our products are at the core of our customers’ businesses, which ensures that our customers continue to use and co-invest in our products, providing us with long-term relationships that result in revenue stability. Installing a new core system is a major undertaking for insurance carriers that involves extended pre-production work and entails a comprehensive integration and implementation effort that is offered as part of our services. Many of our customer relationships have been in place for more than 10 years and we have benefited from recurring revenues as customers request support, upgrades and enhancements for our systems. In addition, we benefit from these relationships, due to our ability to market complementary solutions to our loyal customer base.

Proven management team. Our management team has extensive experience in the insurance and financial services industries and we have been able to achieve our business and development objectives to date. Management has also been successful in retaining key personnel from the companies we acquired, enabling us to benefit from their experience and knowledge of the acquired products and technology. Our management team possesses a variety of skills in product development, business development, sales, marketing, technology and finance, as well as a unique knowledge of the financial services industry. We have maximized contributions from our hard working, talented and innovative employees.

Our Strategy

Leveraging our offerings, geographic presence and experienced management team, our goal is to further expand our presence in the markets in which we operate and further enhance our leadership in the global market. Our growth strategy is solidly based on both existing and new customers, and will include mergers and acquisitions, when applicable, to accelerate our growth. We plan to achieve our goals by focusing on the following principles:

Continue to innovate and extend the leadership of our product offerings. Due to past investments, we have become a leader in providing software offerings to the insurance industry. We plan to continue to invest in research and development to enhance our software platform solutions and to ensure they remain leading products, in terms of functionality and technology. We believe our focus on innovation, combined with our industry expertise, will enable us to improve our existing offerings and allow us to produce new solutions for the benefit of our customers and partners.

Leverage our global footprint to offer our complete solutions suite. We intend to broaden our existing offering of solutions to enhance our presence in the geographies in which we currently operate. In particular, we believe that there is considerable opportunity to commence and grow sales of our P&C product suite in the United States and Canada, and also to expand the market reach of our business decision management platform into Europe and the Asia Pacific region. Additionally, we plan to market our current suite of solutions to other countries in Europe in order to continue to generate revenue on existing products in new geographies.

Mergers and Acquisitions Our M&A strategy facilitates our growth strategy. We seek to identify new growth markets into which we may penetrate via acquisition of local offices and customer bases. In addition, we aim to enhance our product portfolio with complementary solutions that will help our customers excel. We believe that our acquisition of local customer bases and expertise will accelerate our market penetration in growth geographies. We plan to take advantage of our recent acquisitions of IBEXI in India and Inseco in Poland to attract additional customers in Southeast Asia and Poland and leverage our local presence and access to customers following those acquisitions.

Capture adjacencies and new opportunities. In order to maximize the value of our current offerings and leverage our long-term relationships with customers, we plan to invest in business analytics and digital portals to enhance our presence in the insurance market. To date, our core insurance software solutions account for approximately 80% of our business, while our technology platforms account for approximately 20% of our business. We believe our plan to remain vertically focused, while concentrating on our customers’ ancillary needs, will strengthen our customer relationships. Additionally, we plan to focus on penetrating the financial services market with our business decision management platform to aid financial services organizations in the management, design and simulation of the business logic behind operations. Our business decision management platform can be geared toward compliance in a wide variety of organizations to facilitate streamlined and efficient regulatory compliance.

Invest in sales and marketing. We plan to strengthen our sales and marketing teams by working with and training sales professionals with experience in the insurance industry, or with connections to new or existing customers, enhancing market-awareness of our brand and solutions. We believe that the strength of our core solutions, the experience of our sales and marketing team, and our established and growing customer base create a significant opportunity to provide new and complementary solutions that address the ongoing needs of our customers.

Competitive Landscape

We operate in two main markets – insurance and the broader financial services sector – with different competitive landscapes.

The market for core software solutions for the insurance industry is highly competitive and characterized by rapidly changing technologies, evolving industry standards and customer requirements, and frequent innovations.

The market for business decision management is a relatively new and innovative market, and as such it is still early to accurately identify competition.

Competitive Landscape for our Insurance Software Solutions

Our competitors in the insurance software solutions market differ from us based on size, geography and lines of business. Some of our competitors offer a full suite, while others offer only one module; some operate in specific (domestic) geographies, while others operate on a global basis. And delivery models vary, with some competitors keeping delivery in-house, using IT outsourcing (ITO) or business process outsourcing (BPO).

The insurance software solutions market is highly competitive and demanding. Maintaining a leading position is challenging, because it requires:

•	Development of new core insurance solutions, which necessitates a heavy R&D investment and an in-depth knowledge of complex insurance environments
•	Technology innovation, to attract new customers
•	A global presence and the ability to support global insurance operations
•	Satisfaction of regulatory requirements, which can be burdensome and require specific IT solutions
•	Continued support and development of the solutions entails a critical mass of customers that support an ongoing R&D investment
•	Know-how of insurance system requirements and an ability to bridge between new systems and legacy technologies

The complex requirements of this market create a high barrier to entry for new players. As for existing players, these requirements have led to a marked increase in M&A transactions in the insurance software solutions sector, since small, local vendors have not been able to sustain growth without continuing to fund their R&D departments and follow the globalization trend of their customers.

We believe we are well-positioned to leverage our modern solutions, customer base and global presence to compete in this market and meet its challenges. In addition, our accumulated experience and expert teams allow us to provide a comprehensive response to the IT challenges of this market.

Different types of competitors include:

-	Global software providers with their own IP.
-	Local/domestic software vendors with their own IP, operating in a designated geographic market and/or within a designated segment of the insurance industry.
-	BPO providers who offer end-to-end outsourcing of insurance carriers business, including core software administration (although BPO providers want to buy comprehensive software platforms to serve as part of the BPO proposition from vendors and may seek to purchase our solutions for this purpose).
-	Internal IT departments, who often prefer to develop solutions in-house.

We differentiate ourselves from our competitors via the following key factors:

•	We offer innovative and modern software solutions, with rich functionality and advanced, intuitive user interfaces.
•	We use model-driven architecture that allows rapid deployment of the system, while reducing total cost of ownership.
•	Our solutions are built using an architecture that allows customers to implement the full solution or components, and readily integrate the solution or individual components into their existing IT landscape.
•	We recognize technology trends and invest in adjusting our solutions to meet this rapid pace.
•	We are able to fund R&D investment and maintain the competitive advantage of our products due to our large and growing customer base and financial stability.
•	Our delivery methodology is based on extensive insurance industry experience and cooperation with large insurance companies globally.
•	We leverage our proven track record of successful delivery to help our customers deploy our modern solutions, while integrating with their legacy environment (that must remain supported).

Competitive Landscape for Business Decision Management Solutions

Sapiens DECISION is a pioneer in this disruptive market landscape. Since the introduction of our innovative approach to enterprise architecture to the market, we have identified only a small number of potential competitors.

We differentiate ourselves from our potential competitors through the following key factors:

•	We believe that Sapiens DECISION is the only solution that offers a true separation of the business logic in a decision management system for large enterprises – and that is currently generally available and already in production.
•	Sapiens DECISION is unique in its proven ability to support complex environments, with full audit trail and governance that is crucial for large financial services organizations.
•	We understand complex environments where DECISION is deployed due to our experience delivering complex, mission-critical solutions

Geographical Scope of Our Operations

For a breakdown of the geographical regions in which our revenues are generated and the relative amounts of such revenues over the course of the last three fiscal years, please see “Item 5—Operating and Financial Review and Prospects—A. Operating Results—Revenue by geographical region” below in this annual report.

Sales and Marketing

Our main sales channel is direct sales, with a small portion of partner sales. Our sales team is located at our regional offices in North America, the United Kingdom, Belgium, France, Israel, Australia, India, Poland and Japan. The direct sales force is geared to large organizations within the insurance and financial services industry.

In 2015, we continued to significantly invest in our target regions – North America, UK and Europe – and our sales, presales, domain experts and marketing personnel. We anticipate that our sales team will leverage their proximity to customers and prospective clients to drive more business, and offer our services across our target markets.

Our account managers were focused on building ongoing relationships with existing customers during the past year, to maintain a high level of customer satisfaction and identify up-selling opportunities within these organizations. We believe that a high level of post-contract customer support is important to our continued success. In addition, we employ a team of technical specialists who provide a full range of maintenance and support services to our customers to help them fully exploit the capabilities of our solutions.

As part of our sales process, we typically sell a package that includes license, implementation, customization and integration services, and training services. All of our clients for whom we have deployed our solutions elect to enter into an ongoing maintenance and support contract with us. We aim to expand our distribution model to include more channel partners and system integrators, but we intend to maintain the direct sales model as our prime distribution channel.

We attend major industry trade shows to improve our visibility and our market recognition. Additionally, we host client conferences – such as our annual Sapiens Client Conference, which took place in Gouvieux, France in October 2015 – that are intended to strengthen our relationships with our existing customer base. We continue investing in our web presence, we created a new blog channel in 2014 (“Sapiens Spotlight”) and totally refreshed and redesigned our website. We also invest in our working relationships and advisory services within the global industry-analyst community.

We work together with standards providers – such as ACORD, MISMO and SPARK – to further enrich our offerings and provide our customers with comprehensive and innovative solutions that address the entire breadth of their business needs.

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

We seek to protect the source code of our products as trade secret information and as unpublished copyright work, although in some cases, we agree to place our source code into escrow. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements that grant customers a personal, non-transferable license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. In addition, we attempt to protect trade secrets and other proprietary information through agreements with employees, consultants and distributors.

Our trademark rights include rights associated with our use of our trademarks, and rights obtained by registration of our trademarks. Our use and registration of our trademarks do not ensure that we have superior rights to others that may have registered or used identical or related marks on related goods or services. We have registrations for the mark “Sapiens” in USA, Benelux, Germany, Italy Switzerland and Israel, the name “RapidSure” in the U.S. and Canada, and the names ALIS, E-ALIS, CORE-ALIS and certain other related marks, as well as the ALIS design in the USA and Israel. The initial terms of protection for our registered trademarks range from 10 to 20 years and are renewable thereafter.

In August, 2014, we acquired KPI and the assets of The Decision Model, or TDM, which included certain intellectual property rights, including a patent held by TDM and a patent application for The Event Model, or TEM. Both TDM and TEM relate to decision management methodology that was invented by Larry Goldberg and Barbara Von Halle (in the case of TEM, IBM was a co-inventor as well). See “Item 4.A. History and Development of the Company– Capital Expenditures and Divestitures since January 1, 2013” and “Item 4.B. Business Overview— Sapiens Business Decision Management Solutions” for further information.

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

For example, regulators in Europe have been very active, motivated by past financial crises and the need for pension restructuring. Distribution of policies is being optimized with the increasing use of Bank Assurance (selling of insurance through a bank’s established distribution channels), supermarkets and kiosks (insurance stands). Increased activity – such as that occurring in Europe – would generally tend to have a positive impact on the demand for our software solutions and services. Nevertheless, insurers are cautiously approaching spending increases, and while many companies have not taken proactive steps to replace their software solutions in recent years, many of them are now looking for innovative, modern replacements to meet the regulatory changes.

For further information, please see Item 5.D below, “Trend Information.”

C.           Organizational Structure.

Sapiens International Corporation N.V., or Sapiens N.V., is the parent company of the Sapiens group of companies. Our significant subsidiaries are as follows:

Sapiens International Corporation B.V., or Sapiens B.V.: incorporated in the Netherlands and 100% owned by Sapiens N.V.

Unless otherwise indicated, the other subsidiaries of Sapiens listed below are 100% owned by Sapiens B.V.:

Sapiens Israel Software Systems Ltd.: incorporated in Israel
Sapiens Technologies (1982) Ltd.: incorporated in Israel
Sapiens Americas Corporation: incorporated in New York, U.S.
Sapiens North America Inc.: incorporated in Ontario, Canada.

Sapiens (UK) Limited: incorporated in England
Sapiens France S.A.S.: incorporated in France
Sapiens Deutschland GmbH: incorporated in Germany
Sapiens Japan Co.: incorporated in Japan and 90% owned by Sapiens B.V.

Sapiens Software Solution (IDIT) Ltd., or Sapiens IDIT: incorporated in Israel (owned 100% by Sapiens Technologies (1982) Ltd.)

IDIT Europe N.V.: incorporated in Belgium (owned 100% by Sapiens IDIT)

IDIT APAC PTY. Limited: incorporated in NSW, Australia (owned 100% by Sapiens IDIT)

Sapiens (Singapore) Insurance Solution.: incorporated in Singapore (owned 100% by Sapiens IDIT)

Sapiens Software Solution (Life and Pension) Ltd., or Sapiens L&P: incorporated in Israel (owned 100% by Sapiens Technologies (1982) Ltd.)

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

Sapiens NA Insurance Solutions Inc.: incorporated in Delaware, US (owned 100% by Sapiens L&P)

Formula Insurance Solutions (FIS) France: incorporated in France (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

FIS- AU Pty Limited: incorporated in Australia (owned 100% by Sapiens (UK) Insurance Software Solutions Limited.)

Neuralmatic Ltd.: incorporated in Israel (owned 66% by Sapiens L&P)

Sapiens Software Solutions (Decision) Ltd., or Sapiens Decision (owned 95.7% by Sapiens Technologies (1982) Ltd.)

Sapiens Decision NA Inc. (owned 100% by Sapiens Decision)

Knowledge Partners International LLC, or KPI (owned 100% by Sapiens Decision NA Inc.)

Sapiens (UK) Decision Limited (owned 100% by KPI)

Ibexi Solutions Private Limited: incorporated in India (owned 95% by Sapiens Technologies (1982) Ltd)

Ibexi Solutions Pte Limited: incorporated in Singapore (owned 100% by Ibexi Solutions Private Limited)

Ibexi Solutions UK Limited: incorporated in UK (owned 100% by Ibexi Solutions Private Limited)

Ibexi Solutions FZE: incorporated in Dubai (owned 100% by Ibexi Solutions Private Limited)

Sapiens Software Solutions (Poland) Sp. z o.o. (formerly Insseco Sp. z o.o.): incorporated in Poland (owned 100% by Sapiens Technologies (1982) Ltd)

We are a member of the Formula Systems (1985) Ltd., or Formula, Group (NASDAQ: FORTY and TASE: FORT). Formula is a holding and managing company of (currently) three publicly traded companies that provide IT solutions worldwide, developing and implementing innovative, proprietary software, services and solutions, turnkey projects and outsourcing services as well as software distribution and support.

Based on information provided to the Company by Formula, Formula held 23,954,094 of our Common Shares, or approximately 49.1% of our outstanding Common Shares as of March 1, 2016. As of March 1, 2016, Asseco beneficially owned 46.3% of the outstanding share capital of Formula.

Based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us.

D.           Property, Plants and Equipment.

We lease office space, constituting our primary office locations, in the following countries: Israel, the United States, Canada, the United Kingdom, Belgium, Japan, India and Poland. The lease terms for the spaces that we currently occupy are generally five to eleven years. Based on our current occupancy, we lease the following amount of office space in the following locations, which constitute our primary locations:

•	Israel— approximately 135,200 square feet;
•	United States— approximately 9,100 square feet;
•	Canada— approximately 1,400 square feet;
•	United Kingdom— approximately 17,700 square feet;
•	Belgium— approximately 2,100 square feet,
•	Japan— approximately 4,400 square feet;
•	India— approximately 21,800 square feet;
•	Poland— approximately 21,400 square feet.

Our Israeli offices house our corporate headquarters, as well as our core research and development activities. As of December 31, 2015, the lease at our Israeli facility is for a term of 9 years and we have an option to extend the term for an additional five years. In 2015, our rent costs totaled $4.4 million, in the aggregate, for all of our leased offices. We believe that our existing facilities are adequate for our current needs.

Item 4A.       UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere herein. Our financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under Item 3.D “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Introduction to this annual report, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core software solutions for Life, Pension & Annuities (L&P) and Property & Casualty/General Insurance (P&C) providers, allowing them to manage policy administration, claims management and billing functions. We also provide record-keeping software solutions for Retirement Services providers. In addition, we offer a variety of other technology-based solutions that enable organizations to deploy business logic and comply with policies and regulations across their organizations. Our solutions enable customers to respond to evolving market needs and regulatory changes, while improving the efficiency of their core operations, thereby increasing revenues and reducing costs.

We derive our revenues principally from the sale, implementation, maintenance and support of our solutions and from providing consulting and other services related to our products. Revenues are comprised primarily of revenues from services, including systems integration and implementation and product maintenance and support, and from licenses of our products.

We also generate revenues from other customers unrelated to the financial services industry, which use our legacy solution based on e-Merge software. For these customers, except for the difference in the target industry, revenues are recognized from the sale of package-based software solutions that include the grant of a license to use our product, implementation and customization services related to the product sold and maintenance and support services and follow similar methods of project delivery. See “Critical Accounting Policies and Estimates” below for a discussion of how we account for our revenues and their associated costs.

Key Business Metrics

We use certain key financial metrics to evaluate and manage our business and that we believe are useful for investors, including select GAAP and non-GAAP metrics. These metrics include, most prominently, our operating cash flow.

Operating Cash Flows

We monitor our cash flows from operating activities, or operating cash flows, as a key measure of our overall business performance, enabling us to analyze our financial performance without the effects of certain non-cash items such as depreciation and amortization and stock-based compensation expenses. Additionally, operating cash flows take into account the impact of changes in deferred revenue, which reflects the receipt of cash payment for products and services before they are recognized as revenue. Our operating cash flows are impacted by changes in deferred revenue and collections of accounts receivable. As a result, our operating cash flows may fluctuate significantly on a quarterly basis.

Our operating cash flows were $17.3 million, $21.6 million and $40.4 million for the years ended December 31, 2013, 2014 and 2015, respectively. For a further discussion of our operating cash flows, see “Item 5.B. Liquidity and Capital Resources‒Cash Flows from Operating Activities” below in this annual report.

A.           Operating Results.

GAAP Results of Operations

The following tables set forth certain data from our results of operations for the years ended December 31, 2013, 2014 and 2015, as well as such data as a percentage of our revenues for those years. The data has been derived from our audited consolidated financial statements included in this annual report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this annual report.

Statement of Income Data
(U.S. dollars, in thousands, except share and per share data)

	Year ended December 31,
	2013	2014	2015
Revenues	$135,377	157,450	185,636
Cost of revenues	84,971	99,095	111,192
Gross profit	50,406	58,355	74,444
Operating expenses:
Research and development	11,846	11,352	10,235
Selling, marketing, general and administrative	26,677	32,097	39,859
Total operating expenses	38,523	43,449	50,094
Operating income	11,883	14,906	24,350
Financial income, net	520	124	163
Income before taxes on income	12,403	15,030	24,513
Taxes on income	(811)	(454)	(4,213)
Net income	11,592	14,576	20,300
Attributable to non-controlling interests	(12)	131	59
Attributed to redeemable non-controlling interest	-	(18)	1
Adjustment to redeemable non-controlling interest	-	-	224
Net income attributable to Sapiens’ shareholders	$11,604	$14,463	20,016

Statement of Income Data as a Percentage of Revenues

	Year ended December 31,
	2013	2014	2015
Revenues	100.0%	100%	100%
Cost of revenues	62.8%	62.9%	59.9%
Gross profit	37.2%	37.1%	40.1%
Operating expenses:
Research and development	8.8%	7.2%	5.5%
Selling, marketing, general and administrative	19.7%	20.4%	21.5%
Total operating expenses	28.5%	27.6%	27.0%
Operating income	8.8%	9.5%	13.1%
Financial income, net	0.4%	0.1%	0.1%
Income before taxes on income	9.2%	9.6%	13.2%
Taxes on income	0.6%	0.3%	2.3%
Net income	8.6%	9.3%	10.9%
Attributable to non-controlling interests	0.0%	0.1%	0.0%
Attributed to redeemable non-controlling interest	0.0%	0.0%	0.0%
Adjustment to redeemable non-controlling interest	0.0%	0.0%	0.1%
Net income attributable to Sapiens’ shareholders	8.6%	9.2%	10.8%

Comparison of the years ended December 31, 2014 and 2015

Revenues

Please refer to “Critical Accounting Policies and Estimates” below in this Item 5.A for a description of our accounting policies related to revenue recognition.

Our overall revenues increased by $28.2 million, or 17.9%, to $185.6 million for the year ended December 31, 2015 from $157.4 million for the year ended December 31, 2014.

A breakdown of our overall revenues into license and services revenues for the years ended December 31, 2014 and 2015, the percentage those respective categories of revenues constituted out of our total revenues in those periods, and the percentage change for each such category of revenues from the year ended December 31, 2014 to the year ended December 31, 2015, are provided in the below table:

	Year ended December 31, 2014		Year-over- year	Year ended December 31, 2015
($ in thousands)	Revenues	Percentage	change	Revenues	Percentage
Revenue category
License	$13,204	8.4%	(6.8)%	$12,300	6.6%
Services	144,246	91.6%	20.2%	173,336	93.4%
Total	$157,450	100.0%	17.9%	$185,636	100.0%

License revenues are primarily comprised of revenues that we realize from a perpetual license as part of an overall solution that we offer to our customers. License revenues in the year ended December 31, 2015 decreased by $0.9 million, or 6.8% , to $12.3 million. which was attributable to a delay in the signing, and hence commencement, of certain new projects..

Service revenues are comprised of implementation services related to our solutions and post-implementation services such as ongoing support and maintenance, and professional services. Revenues from services in the year ended December 31, 2015 increased by $29.1 million, or 20.2%, to $173.3 million. Out of that increase, $18.6 million was primarily due to extensions of existing implementation projects and additional professional services provided to existing customers during the year ended December 31, 2015. The increase was furthermore due to $10.5 million of service revenues attributable to Insseco, the results of which were included in our consolidated results for the first time for the full year ended December 31, 2015, due to the pooling of interest accounting treatment accorded to the acquisition of Insseco.

Revenues by geographical region

The dollar amount and percentage share of our revenues attributable to each of the geographical regions in which we conduct our operations for the year ended December 31, 2014 and 2015, respectively, as well as the percentage change between such periods, were as follows:

($ in thousands)	Year ended December 31, 2014		Year-over-	Year ended December 31, 2015
Geographical region	Revenues	Percentage	year change	Revenues	Percentage
North America*	$49,585	31.5%	23.7%	$61,332	33.0%
United Kingdom	34,961	22.2%	21.8%	42,580	22.9%
Rest of Europe	28,351	18.0%	16.0%	32,897	17.7%
Israel	28,821	18.3%	(1.8)%	28,315	15.3%
Asia Pacific	15,732	10.0%	30.4%	20,512	11.0%
Total	$157,450	100%	17.9%	$185,636	100%

*Revenue amounts for North America that are shown in the above table consist of revenues from the United States, except for approximately $0.6 million and $0.5 million of revenues generated in Canada in the years ended December 31, 2014 and 2015, respectively.

Our revenues in North America increased by $11.7 million, or 23.7%, to $61.3 million for the year ended December 31, 2015 from $49.6 million for the year ended December 31, 2014, primarily due to an increase of $9.9 million in services revenues related to our various products as well as an increase of $1.8 million in license revenues.

Our revenues in the United Kingdom increased by $7.6 million, or 21.8%, to $42.6 million in the year ended December 31, 2015 from $35.0 million in the year ended December 31, 2014. The increase was attributable to an increase of $7.9 million in services revenues related to our various products partially offset by a decrease of $0.3 million in license revenues.

Our revenues in the Rest of Europe increased by $4.5 million, or 16.0%, to $32.9 million in the year ended December 31, 2015 from $28.4 million in the year ended December 31, 2014. The increase was attributable to (i) an increase of $4.7 million in services revenues, comprised of an increase of $10.5 million due to the consolidation of Insseco’s results with our results for the year ended December 31, 2015, as described above, offset, in part, by a decrease of $5.8 million in our other services revenues related to our various products, and (ii) a decrease of $0.2 million in license revenues.

Our revenues in Israel decreased by $0.5 million, or 1.8%, to $28.3 million in the year ended December 31, 2015 from $28.8 million in the year ended December 31, 2014. The decrease was attributable to a decrease of $2.9 million in licenses revenues, offset, in part, by an increase of $2.4 million in services revenues related to our various products.

Our revenues in Asia Pacific, or APAC, increased by $4.8 million, or 30.4%, to $20.5 million in the year ended December 31, 2015 from $15.7 million in the year ended December 31, 2014. The increase was attributable to an increase of $4.3 million in services revenues related to our various products and an increase of $0.5 million in license revenues.

Cost of Revenues

Our cost of revenues for the years ended December 31, 2014 and 2015, respectively (both in absolute terms and as a percentage of our overall revenues), as well as the percentage change between those years, are provided in the below table:

($ in thousands)	Year ended December 31, 2014	Year-over- year change	Year ended December 31, 2015
Cost of revenues	$99,095	12.2%	$111,192
Cost of revenues as a percentage of revenues	62.9%		59.9%

Our cost of revenues increased by $12.1 million, or 12.2%, to $111.2 million for the year ended December 31, 2015, as compared to $99.1 million for the year ended December 31, 2014. Cost of revenues decreased as a percentage of our revenues during the year ended December 31, 2015, to 59.9% as compared to 62.9% during the year ended December 31, 2014. The increase in absolute cost of revenues was related to the increase in revenues during the year ended December 31, 2015 relative to the year ended December 31, 2014, including an increase in cost of revenues of $7.4 million related to the increase of $10.5 million of services revenues due to the acquisition of, and consolidation in our financial results of, Insseco for the year ended December 31, 2015. The decrease in the cost of revenues as a percentage of our revenues during the year ended December 31, 2015 was primarily attributable to our efficiency program that we initiated at the end of 2014, which included, among other factors, hiring of employees in replacement of subcontractors, as well as, recruitment of offshore employees who bore a lower cost to us. In addition, the erosion in the value of the New Israeli Shekel relative to the U.S. dollar reduced our cost of revenues as recorded in U.S. dollars.

Gross profit

Our gross profit for the years ended December 31, 2014 and 2015, respectively (both in absolute terms and as a percentage of our overall revenues), as well as the percentage change between those periods, are provided in the below table:

($ in thousands)	Year ended December 31, 2014	Year over- year change	Year ended December 31, 2015
Gross profit	$58,355	27.6%	$74,444
Gross profit as a percentage of revenues	37.1%		40.1%

Our gross profit increased by $16.0 million, or 27.6%, to $74.4 million for the year ended December 31, 2015, as compared to $58.4 million for the year ended December 31, 2014. This increase was primarily attributable to the absolute increase in our revenues by $28.2 million for the year ended December 31, 2015 compared to the year ended December 31, 2014. The increase in gross profit as a percentage of revenues for the year ended December 31, 2015 was due to the factors described above with respect to the decrease in our cost of revenues as a percentage of revenues.

Operating expenses

The amount of each category of operating expense for the years ended December 31, 2014 and 2015, respectively, as well as the percentage change in each such expense category between such periods, and the percentage of our revenues constituted by our total operating expenses in each such period, is provided in the below table:

($ in thousands)	Year ended December 31, 2014	Period-over- period change	Year ended December 31, 2015
Research and development, net	$11,352	(9.8)%	$10,235
Selling, marketing, general and administrative	32,097	24.2%	39,859
Total operating expenses	$43,449	15.3%	$50,094
Percentage of total revenues	27.6%		27.0%

Research and development expenses, net decreased by 9.8% for the year ended December 31, 2015 compared to the year ended December 31, 2014. Such decrease was primarily attributable to erosion in the value of the New Israeli Shekel relative to the U.S. dollar, which reduced our research and development expenses (consisting primarily of salaries of research and development employees) as recorded in U.S. dollars, as a majority of our research and development employees are based in Israel. This decrease was also attributable to a shift in the utilization of our research and development employees for project delivery activities to support the growing demand for our products and services in the year ended December 31, 2015. Our gross research and development expenses for the year ended December 31, 2015 totaled $16.2 million compared to $17.5 million in the year ended December 31, 2014. Such decrease of 6.8% was attributable to the same factors related to the decrease in our net research and development expenses. Capitalization of software development costs accounted for $6.0 million of our research and development expenses net for the year ended December 31, 2015 compared to $6.1 million in the corresponding period of 2014, constituting a non-material change from one such period to the other.

Selling, marketing, general and administrative, or SMG&A, expenses were $39.9 million for the year ended December 31, 2015 compared to $32.1 in the year ended December 31, 2014. The increase was attributable to a greater investment in our sales and marketing organizations team and our increased marketing expenses to support our brands and expand sales opportunities. In addition, the increase in SMG&A was attributable, in an amount of $1.7 million, to the inclusion of the SMG&A of Insseco in our consolidated SMG&A for the first time during the year ended December 31, 2015, due to the acquisition of Insseco, as described above. As a percentage of total revenues, our SMG&A increased from 20.4% in the year ended December 31, 2014 to 21.5% for the year ended December 31, 2015, constituting a non-material change from one such period to the other.

Operating income

Operating income and operating income as a percentage of total revenues for the years ended December 31, 2014 and 2015, respectively, as well as the percentage change in operating income between such periods, were as follows:

($ in thousands)	Year ended December 31, 2014	Period-over- period change	Year ended December 31, 2015
Operating income	$14,906	63.4%	$24,350
Percentage of total revenues	9.5%		13.1%

The increase in our operating income during the year ended December 31, 2015 relative to the year ended December 31, 2014, both as an absolute amount and as a percentage of our revenues, as reflected in the above table, was attributable to the various gross profit and operating expenses trends described above.

Financial income, net

The amount of our financial income, net, for the years ended December 31, 2014 and 2015, respectively, and the percentage of our revenues for those respective periods constituted by such amounts, as well as the percentage change in such amounts between such periods, were as follows:

($ in thousands)	Year ended December 31, 2014	Period-over- period change	Year ended December 31, 2015
Financial income, net	$124	31.5%	$163
Percentage of total revenues	0.1%		0.1%

Financial income, net, were $0.2 million for the year ended December 31, 2015 compared to financial income of $0.1 million in the year ended December 31, 2014.

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

Taxes on income

Taxes on income, both as a dollar value and as a percentage of income before taxes on income, for the years ended December 31, 2014 and 2015, respectively, as well as the percentage change in the amount of taxes on income between such periods, were as follows:

($ in thousands)	Year ended December 31, 2014	Period-over- period change	Year ended December 31, 2015
Taxes on income	$454	828.0%	$4,213
As a percentage of income before taxes on income	3.0%		17.2%

The increase in our expense from taxes on income was primarily attributable to an increase in our taxable income in Israel, the United States, APAC and other jurisdictions in which we operate. In addition, during the year ended December 31, 2014, we had in place a valuation allowance on one of our subsidiaries’ accumulated tax losses. By the end of 2014, we had a deferred tax asset with respect to those losses, which was subsequently utilized during the year ended December 31, 2015.

Our effective income tax rate varies from period to period as a result of the various jurisdictions in which we operate, as each jurisdiction has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowance of deductions, credits and other benefits). We record a valuation allowance if we believe that it is more likely than not that the deferred income taxes regarding the loss carry forwards and other temporary differences, on which a valuation allowance has been provided, will not be realized in the foreseeable future. We do not recognize certain of the deferred tax assets relating to the net operating losses of certain of our subsidiaries worldwide due to the uncertainty of the realization of such tax benefits in the foreseeable future.

Net income attributable to Sapiens shareholders

The amount of net income attributable to Sapiens shareholders and such amount as a percentage of revenues for the years ended December 31, 2014 and 2015, respectively, as well as the percentage change in net income attributable to Sapiens shareholders between such periods, were as follows:

($ in thousands)	Year ended December 31, 2014	period-over- period change	Year ended December 31, 2015
Net income attributable to Sapiens shareholders	$14,463	38.4%	$20,016
Percentage of total revenues	9.2%		10.8%

As a percentage of total revenues, our net income attributable to Sapiens shareholders increased from 9.2% in the year ended December 31, 2014 to 10.8% for the year ended December 31, 2015, reflecting the cumulative effect of all of the above-described line items from our statements of income.

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

A breakdown of our overall revenues into license and services revenues for the years ended December 31, 2013 and 2014, the percentage those respective categories of revenues constituted out of our total revenues in those years, and the percentage change for each such category of revenues from 2013 to 2014, are provided in the below table:

($ in thousands)	Year ended December 31, 2013		Year-over- year	Year ended December 31, 2014
Revenue category	Revenues	Percentage	change	Revenues	Percentage
License	$15,164	11.2%	(12.9)%	$13,204	8.4%
Services	120,213	88.8%	20.0%	144,246	91.6%
Total	$135,377	100%	16.3%	$157,450	100%

License revenues are primarily comprised of revenues that we realize from a perpetual license and also from term-based software licenses as part of an overall solution that we offer to our customers. License revenues in 2014 decreased by $2.0 million, or 12.9% to $13.2 million, which was attributable to extensions of the period of time for completion of existing implementation projects which resulted in recognition of the license over a longer period of time and therefore reduced the licenses amount recognized in 2014. Such decrease was also attributable to a delay in commencement of certain new projects that were included in our pipeline for 2014.

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

Revenues by geographical region

The dollar amount and percentage share of our revenues attributable to each of the geographical regions in which we conduct our operations for the years ended December 31, 2013 and 2014, respectively, as well as the percentage change between such years, were as follows:

	Year ended December 31, 2013		Year-over-	Year ended December 31, 2014
($ in thousands)	Revenues	Percentage	year change	Revenues	Percentage
Geographical region
North America*	$44,237	33%	12.1%	$49,585	31.5%
United Kingdom	31,115	23%	12.4%	34,961	22.2%
Rest of Europe	24,862	18%	14.0%	28,351	18.0%
Israel	23,009	17%	25.3%	28,821	18.3%
Asia Pacific	12,154	9%	29.4%	15,732	10.0%
Total	$135,377	100%	16.3%	$157,450	100%

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

Our revenues in the Rest of Europe increased by $3.5 million, or 14%, to $28.4 million in the year ended December 31 2014 from $24.9 million in the year ended December 31, 2013. The increase was attributable to an increase of $4.9 million in services revenues related to our various products partially offset by a decrease of $1.4 million in license revenues.

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

Research and Development

Research and development, or R&D, expenses of capitalization of software development costs, decreased by 4.2% for the year ended December 31, 2014 compared to the year ended December 31, 2013. Our gross research and development expenses for the year ended December 31, 2014 totaled $17.4 million compared to $17.2 million in 2013. This is in line with our efforts to continue to support our future growth and support demand for product enhancements. Capitalization of software development costs accounted for $6.1 million of our research and development expenses for the year ended December 31, 2014, compared to $5.4 million in the year ended December 31, 2013. As a percentage of total revenues, our research and development expenses capitalization of software development costs constituted 7.2% and 8.8% for the years ended December 31, 2014 and 2013, respectively.

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

Our provision for taxes on income relates to operations in jurisdictions other than Curaçao. Our effective income tax rate varies from year to year as a result of the various jurisdictions in which we operate, as each jurisdiction has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowance of deductions, credits and other benefits). We record a valuation allowance if we believe that it is more likely than not that the deferred income taxes regarding the loss carry forwards and other temporary differences, on which a valuation allowance has been provided, will not be realized in the foreseeable future. We do not recognize certain of the deferred tax assets relating to the net operating losses of certain of our subsidiaries worldwide due to the uncertainty of the realization of such tax benefits in the foreseeable future. During 2014, there were changes in our valuation allowance as mentioned above. For further information, please refer to Note 11 to our consolidated financial statements included under Item 18 of this annual report.

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

We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses which normally include significant implementation and that is considered essential to the functionality of the license. We account for the services (either fixed price or T&M -Time and Materials) together with the software under contract accounting using the percentage-of-completion method in accordance with Accounting Standards Codification, or ASC, 605-35, “Construction-Type and Production-Type Contracts”. The percentage of completion method is used when the required services are quantifiable, based on the estimated resources necessary to complete the project, and under that method revenues are recognized using actual resources incurred as the measure of progress towards completion.

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

In accordance with Accounting Standards Codification, or ASC, 985-605, the Company establishes Vendor Specific Objective Evidence, or VSOE, of fair value of maintenance services (PCS) based on the Bell-Shaped approach and determined VSOE for PCS, based on the price charged when the element is sold separately (that is, the actual renewal rate). The Company’s process for establishing VSOE of fair value of PCS is through performance of VSOE compliance test which is an analysis of the entire population of PCS renewal activity for its installed base of customers.

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

For the year ended December 31, 2015, we implemented the pooling of interest accounting method with respect to our acquisition of Insseco. We applied the pooling of interest accounting method with respect to this acquisition because we and Insseco were under common control. Thus, our balance sheet as of December 31, 2014 was adjusted to reflect the carrying amounts combination between our company and Insseco.

Goodwill, long lived assets and other identifiable intangible assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350,” Intangibles - Goodwill and Other”, goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The company operates in a total of four reporting units: Emerge, L&P, Decision and P&C.

We applied the provisions of ASC 350 for our annual impairment test. Under the provisions, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required.

We performed a qualitative assessment during the fourth quarter of each of 2013, 2014 and 2015 and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and, therefore, no further impairment testing was required.

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

As of December 31, 2015, we had a total of $27.5 million of intangible assets, primarily comprised of capitalized software as well as core technology and customer relationship mainly from the acquisitions of IDIT and FIS in August 2011 and the acquisition of Ibexi in May 2015.

In accordance with ASC 360, “Property, Plant and Equipment”, or ASC 360, our long-lived assets are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In measuring the recoverability of assets, we are required to make estimates and judgments in assessing our forecast and cash flows and compare that with the carrying amount of the assets. Additional significant estimates used by management in the methodologies used to assess the recoverability of our long-lived assets include estimates of future cash-flows, future short-term and long-term growth rates, market acceptance of products and services, and other judgmental assumptions, which are also affected by factors detailed in our Risk Factors section in this annual report (see “Item 3.D. Key Information – Risk Factors”). If these estimates or the related assumptions change in the future, we may be required to record impairment charges for our long-lived assets.

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

Taxes on Income

We account for income taxes in accordance with ASC 740 “Income Taxes”, or ASC 740. ASC 740 prescribes the use of the asset and liability method, whereby deferred tax assets and liability account balances are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future realization of our deferred tax assets ultimately depends on the existence of sufficient taxable income within the available carryback or carryforward periods. Sources of taxable income include future reversals of existing taxable temporary differences, future taxable income, taxable income in prior carryback years and tax planning strategies. We record a valuation allowance to reduce our deferred tax assets to an amount we believe is more likely than not to be realized. Changes in our valuation allowance impact income tax expense in the period of adjustment. Our deferred tax valuation allowances require significant judgment and uncertainties, including assumptions about future taxable income that are based on historical and projected information.

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

Recent Accounting Pronouncements

In November 2015, the FASB issued Accounting Standards Update 2015-17 (ASU 2015-17) Balance Sheet Classification of Deferred Taxes, which requires that deferred tax assets and deferred tax liabilities be classified as noncurrent in the balance sheet. ASU 2015-17 is effective for the interim and annual periods ending after December 15, 2016. Early adoption is permitted, and we adopted the provisions of ASU 2015-17 retrospectively as of December 31, 2015. Prior period information presented in our consolidated financial statements was retrospectively adjusted, resulting in the reclassification of $2.3 million of deferred tax assets from current assets to long-term assets within our consolidated balance sheets at December 31, 2014.

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

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. We are evaluating the potential impact of this pronouncement.

Impact of Tax Policies and Programs on our Operating Results

Israeli Tax Considerations and Government Programs

Tax regulations have a material impact on our business, particularly in Israel where we have our headquarters. The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us.

General Corporate Tax Structure

Generally, as of 2016, Israeli companies are subject to a corporate tax at the rate of 25% on their taxable income for such year (in 2015 the corporate tax rate was 26.5%). However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise, as further discussed below, may be considerably lower. See “Law for the Encouragement of Capital Investments” in this Item 5.A below. In addition, Israeli companies are currently subject to regular corporate tax rate on their capital gains.

Besides being subject to the general corporate tax rules in Israel, certain of our Israeli subsidiaries have also, from time to time, applied for and received certain grants and tax benefits from, and participate in, programs sponsored by the Government of Israel, as described below.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, or the Industry Encouragement Law, provides several tax benefits for an “Industrial Company”. Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company if it is an Israeli resident company which was incorporated in Israel and at least 90% of its income in any tax year (other than income from certain government loans) is generated from an “Industrial Enterprise” that it owns and located in Israel. An “Industrial Enterprise” is defined as an enterprise whose major activity, in a given tax year, is industrial production.

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

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made. In order to qualify for these incentives, an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise is required to comply with the requirements of the Investment Law.

The Investment Law has been amended several times over the last years, with the two most significant changes effective as of April 1, 2005 (referred to as the 2005 Amendment), and as of January 1, 2011 (referred to as the 2011 Amendment). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and elect the benefits of the 2011 Amendment.

The following discussion is a summary of the Investment Law prior to its amendments as well as the relevant changes contained in the new legislation.

Tax benefits for Approved Enterprises approved before April 1, 2005.

Under the Investment Law prior to the 2005 Amendment, a company that wished to receive benefits on its investment program that is implemented in accordance with the provisions of the Investment Law (referred to as an Approved Enterprise), had to receive an approval from the Investment Center of the Israeli Ministry of Economy (formerly the Ministry of Industry, Trade and Labor (referred to as the Investment Center). Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets.

An Approved Enterprise may elect to forego any entitlement to the cash grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program Under the alternative benefits program, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location within Israel of the Approved Enterprise, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as detailed below. The benefits period under Approved Enterprise status is limited to 12 years from the year in which the production commenced (as determined by the Investment Center), or 14 years from the year of receipt of the approval as an Approved Enterprise, whichever ends earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits.

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

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the portion of its facilities that have been granted Approved Enterprise status during the tax exemption period will be subject to tax in respect of the amount of dividend distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have been otherwise applicable if such income had not been tax-exempted under the alternative benefits program. This rate generally ranges from 10% to 25%, depending on the level of foreign investment in the company in each yare as explained above.

In addition, dividends paid out of income attributed to an Approved Enterprise (or out of dividends received from a company whose income is attributed to an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at a lower rate provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at a lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program in the first years of using the equipment. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval with respect thereto, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the Israeli consumer price index and interest, or other monetary penalty.

Under the terms of the Approved Enterprise program, income that is attributable to one of our Israeli subsidiaries has been exempted from income tax for a period of two years commencing in 2014.

Tax benefits under the 2005 Amendment that became effective on April 1, 2005.

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise.

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

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further increase in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets certain conditions set forth in the amendment for tax benefits and which exceeds a minimum amount specified in the Investment Law. Such investment entitles a company to receive a Benefited Enterprise status with respect to the investment, and may be made over a period of no more than three years from the end of the year in which the company chose to have the tax benefits apply to the Benefited Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise, and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Benefited Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location in Israel of the Benefited Enterprise. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as explained above.

Dividends paid out of income attributed to a Benefited Enterprise (or out of dividends received from a company whose income is attributed to a Benefited Enterprise) are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The reduced rate of 15% is limited to dividends and distributions out of income attributed to a Benefited Enterprise during the benefits period and actually paid at any time up to 12 years thereafter, except with respect to an FIC, in which case the 12-year limit does not apply. Furthermore, a company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income attributed to its Benefited Enterprise during the tax exemption period will be subject to tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the reduced corporate tax rate that would have otherwise been applicable

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the consumer price index and interest, or other monetary penalty.

Income that is attributable to one of our Israeli subsidiaries has been exempted from income tax for a period of two years commencing in 2014, under the 2005 Amendment.

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

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; (ii) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, that had participated in an alternative benefits program, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met ; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met. As of December 31, 2015, some of our Israeli subsidiaries had filed a request to apply the new benefits under the 2011 Amendment.

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

Cash flows provided by operations were $21.6 million and $40.4 million during the years ended December 31, 2014 and 2015, respectively. We used $42.7 million and $18.9 million of cash in investing activities during the years ended December 31, 2014 and 2015, respectively. Cash flows provided by financing activities were $1.5 million during the year ended December 31, 2014 comparing to cash used of $14.2 million during the year ended December 31, 2015. As of December 31, 2014 and 2015, we had $80.5 million and $94.0 million, respectively, of cash, cash equivalents and investments in marketable securities, and $43.7 million and $51.3 million, respectively, of working capital.

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

Cash Flows

The following tables summarize the sources and uses of our cash in the years ended December 31, 2014 and 2015:

	Year ended December 31,
	2014	2015
	(in thousands US$)
Net cash provided by operating activities	$21,561	$40,440
Net cash used in investing activities	(42,750)	(18,853)
Net cash provided by (used in) financing activities	1,463	(14,177)

Operating Activities

We recorded positive cash flows from operating activities of $21.6 million and $40.4 million during the years ended December 31, 2014 and 2015, respectively. This increase in cash flows provided by operating activities for the year ended December 31, 2015 relative to the year ended December 31, 2014 resulted primarily from an increase in net income of $5.7 million, from $14.6 million to $20.3 million, which was due to the factors described above. The increase in cash flows was furthermore attributable to a decrease of $1.9 million in accounts receivable during the year ended December 31, 2015, as compared to an increase of $6.6 million in accounts receivable during the prior year, which year-over-year difference contributed $8.5 million, in the aggregate, to the increase in operating cash flow during 2015. Another contributing factor was an increase in trade payables during 2015 relative to the prior year, from a decrease of $3.3 million to an increase of $1.5 million, thereby contributing an aggregate of $4.8 million towards the increase of operating cash flows in the year ended December 31, 2015.

Investing Activities

Net cash used in investing activities decreased to $18.9 million for the year ended December 31, 2015 compared to $42.7 million in the year ended December 31, 2014, primarily due to a decrease in purchases of marketable securities (net of sales of marketable securities) in the year ended December 31, 2015 to $6.2 million, compared to $33.4 million in the year ended December 31, 2014. This decrease in cash used for investing activities was offset, in part, by an increase in use of cash, in an amount of $2.9 million, for the acquisition of businesses during the year ended December 31, 2015 compared to $2.1 million in 2014. An additional offsetting factor to the decrease in cash used for investing activities was an increase, by $0.9 million, in restricted cash balances during the year ended December 31, 2015, compared to a decrease, by $0.2 million, in restricted cash balances during the year ended December 31, 2014, causing an aggregate $1.1 million increase in use of cash for investing activities during the year ended December 31, 2015. Furthermore, The decrease in cash used for investing activities was offset, in part, by an increase in use of cash, to an amount of $2.8 million, for the purchase of property and equipment during the year ended December 31, 2015, compared to $1.5 million in 2014.

Financing Activities

Our financing activities used $14.2 million of cash during the year ended December 31, 2015, as compared to providing $1.5 million of cash in the year ended December 31, 2014. Cash use in the year ended December 31, 2015 was primarily attributable to a cash dividend in a total amount of approximately $7.2 million and to distribution of $8.5 million to our ultimate parent company for a business acquisition under common control (that is, for the acquisition of Insseco, as described in Item 3.A, “Selected Financial Data”, above). Cash use for financing activities during each of the years ended December 31, 2014 and December 31, 2015 was partially offset by $1.6 million of cash provided by stock option exercises during each such period of time.

C.           Research and Development, Patents and Licenses, etc.

See the caption titled “Research and Development” in part A. “Operating Results” of this Item 5 above for a description of our R&D policies and amounts expended thereon during the last two fiscal years.

D.           Trend Information

There are various sales and marketing trends that influence our business. According to a 2015 report by research and advisory firm Celent, growth in global spending on information technology (IT) products and services for 2016 is expected to grow at an annual rate of 3.8% to U.S.$182 billion. And in 2017, annual growth is expected at 4.2% to U.S.$189 billion.

Celent also projects that IT spending in North America will rise to $81 billion in 2016, annual growth of 3.4% from 2015. IT spending in Europe will grow to $56 billion in 2016, at a rate of 2.1% from 2015. Asia-Pacific will climb to $33 billion in 2016 at 6.4% annual growth.

According to Celent, IT spending in external software and services, which is the market we address, is expected to grow from an estimated $72 billion in 2015 to approximately $76 billion by 2016, and $80 billion by 2017. Celent reports that the significant increase in external software and services is driven by pure growth in IT spending, and also from the shift in IT spending from internal to external providers (such as our company). This is due to the move from in-house, home-grown solutions to packaged solutions, as IT departments recognize the value of buying software solutions from specialized vendors, rather than developing internal solutions that are difficult to maintain and do not have the advantage of significant R&D investment.

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

With the growing need for insurance, as people accumulate more property and live longer, the insurance industry has become more competitive. The competition for the customers’ business requires insurers to improve customer experience, be faster to market with new products and offer innovative channels, such as social media and mobile. Innovative technology infrastructure is necessary to support these business initiatives.

In addition, insurers are faced with the increasing significance of regulatory changes to protect the policyholder in many markets, particularly large insurers that are considered important to the stability of the world economic system. Many insurers are integrating enterprise risk management as standard operating procedure, while spreading ownership of risk throughout the strategic decision-making process.

As customers become more sophisticated, the support of innovative products and distribution channels is mandatory. Insurers are identifying growth opportunities by attracting new customers and retaining current customers by seeking to reinvent the customer experience and provide quote and policy information to their customers upon request.

With today’s strong trend of shifting attention to the end-customer experience and activities, there is an increasing focus on digital operations to support the increasing usage of the Internet for sales, recommendations and general communication. This affects the carriers’ needs to innovate their product proposition through a flexible and modern solution. Another substantial trend is the increasing usage of data for decision-making, risk analysis, customers’ evaluation and rating, which requires streamlined data flow and easy access to information from multiple sources.

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

F.           Contractual Obligations

The following table sets forth information on our short-term and long-term contractual obligations as at December 31, 2015.

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
	(in thousands)
Accrued severance pay, net (1)	$1,111	-	-	-	$1,111
Operating leases	17,044	4,590	7,735	4,694	25
Liability to the OCS(2)	251	251	-	-	-
Total Contractual Cash Obligations	$18,406	$4,841	$7,735	$4,694	$1,136

(1)	Accrued severance pay relates to accrued severance obligations mainly to our Israeli employees as required under Israeli labor law. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

(2)	Does not include contingent liabilities to the OCS of approximately $7.3 million as described in Note 10(a) to our consolidated financial statements contained elsewhere in this annual report.

The total amount of unrecognized tax benefits for uncertain tax positions was $1.8 million as of December 31, 2015. Payment of these obligations would result from settlements with taxing authorities. Due to the uncertainties related to those tax matters, we are currently unable to make a reasonably reliable estimate of when cash settlement with a relevant tax authority will occur. See Note 11(i) to our consolidated financial statements contained elsewhere in this annual report, as of December 31, 2015.

ITEM 6.          Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table and below biographies set forth certain information regarding the current executive officers and directors of the Company as of February 25, 2016.

Name	Age	Position
Guy Bernstein	48	Chairman of the Board of Directors
Roni Al Dor	55	President, Chief Executive Officer and Director
Naamit Salomon	52	Director
Yacov Elinav (1)	71	Director
Uzi Netanel (1)	80	Director
Eyal Ben Chlouche (1)	54	Director
United International Trust N.V. (2)		Director
Roni Giladi	45	Chief Financial Officer

(1)	Member of Audit Committee
(2)	United International Trust N.V. or UIT, is a corporate body organized under the laws of Curaçao. Mr. Gregory Elias exercises decision making authority for UIT. The Articles of Incorporation of the Company provide that a corporate body may be a member of the Board of Directors.

Guy Bernstein has served as a director of the Company since January 1, 2007 and was appointed Chairman of the Board of Directors on November 12, 2009. Mr. Bernstein has served as the chief executive officer of Formula, our parent company, since January 2008.  From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze. He also served as a director of Emblaze from April 2004 until November 2010. Prior to joining Emblaze, Mr. Bernstein served as Chief Financial and Operations Officer of Magic Software, a position he held since 1999. Mr. Bernstein joined Magic Software from Kost Forer Gabbay & Kasierer, a member of EY Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein also serves as Chief Executive Officer of Magic Software and Chairman of the Board of Matrix IT Ltd. Mr. Bernstein is a Certified Licensed Public Accountant and holds a BA in Accounting and Economics from Tel Aviv University.

Roni Al Dor joined the Company as President and Chief Executive Officer in November 2005 and has served as a director of the Company since November 2005. Prior to joining the Company, Mr. Al Dor was one of the two founders of TTI Team Telecom International Ltd., or TTI, a global supplier of operations support systems to communications service providers and from August 1996 until 2004, Mr. Al Dor served as President of TTI. Prior to that, Mr. Al Dor served as TTI’s Co-President from November 1995 until August 1996 and its Vice President from September 1992 to November 1995. During his service in the Israeli Air Force, Mr. Al Dor worked on projects relating to computerization in aircrafts. Mr. Al Dor is a graduate of the military computer college of the Israeli Air Force, studied computer science and management at Bar Ilan University and attended the Israel Management Center for Business Administration.

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

Yacov Elinav has served as a director of the Company since March 2005. For over 30 years, Mr. Elinav served in various positions at Bank Hapoalim B.M., which is listed on the London and Tel Aviv Stock Exchanges, including over 10 years as a member of the Board of Management, responsible for subsidiary and related companies.  From 1992 through 2006, Mr. Elinav served as Chairman of the Board of Directors of Diur B.P. Ltd., the real estate subsidiary of Bank Hapoalim. From August 2004 until 2009, Mr. Elinav served as Chairman of the Board of Directors of DS Securities and Investments, Ltd. From August 2004 through 2008, Mr. Elinav served as Chairman of the Board of Directors of DS Provident Funds Ltd., and from 2010 until August 2015, served as Chairman of the Board of Directors of Golden Pages Ltd.. Mr. Elinav also serves on the Board of Directors of several other public and private companies. Mr. Elinav is an independent director.

Uzi Netanel has served has a director of the Company since March 2005. He has served as chairman of the Board of Directors of Maccabi Enterprise Development & Management Ltd., and as Chairman of Maccabi Group Holdings Ltd. from 2005 through 2011. From 2004 through 2007, Mr. Netanel served as Chairman of Board of Directors of M.L.L Software & Computers, and from 2000 through 2011 served as a director of Bazan and Carmel Olephine. From 2001 through 2003, Mr. Netanel served as partner in the FIMI Opportunity Fund. From 1993 through 2001, he served as Active Chairman of Israel Discount Capital Markets and Investments Ltd. From 1997 to 1999, Mr. Netanel served as Chairman of Poliziv Plastics Company (1998) Ltd. From 2005 through 2014, he served as director of Maman Group and from 2012 through 2014, he served as director of Gadot Biochemicals. Mr. Netanel also serves on the Board of Directors of Acme Trading, Scope Metals Ltd. (external director), Assuta Health Centers, and Maccabi Health Services. Mr. Netanel is an independent director.

United International Trust N.V., or UIT, is a corporate body duly established under the laws of the (former) Netherlands Antillies and validly existing under the laws of Curaçao.  It, or one of its predecessor entities, has provided the Company with corporate-related services since April 1990, including serving as the Company’s transfer agent and registrar, maintaining the corporate-related records of the Company, and filing various corporate documents and the annual corporate tax return with the governmental authorities in the Netherlands Antilles.  In January 1, 2007, UIT was established by former shareholders of Intertrust (Curacao) N.V., including Mr. Elias, which subsequently operated under the names of MeesPierson Intertrust (Curacao) N.V. and Fortis Intertrust (Curacao) N.V.   Between 2005 and June 2009, Mr. Elias acted as a Supervisory Board Member of Banco di Caribe and currently acts as Of Counsel thereto. Mr. Elias also serves as special counsel to the Government of Curaçao, in international finance / tax matters. He holds board positions in several organizations of a social, economic, (e)-commercial and charitable nature. He was knighted Companion of the Order of Orange-Nassau in March 2011 for his numerous contributions to charity and community projects over the past 30 years. Mr. Elias holds two Masters degrees in Law from the University of Amsterdam, the Netherlands.

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

Our Chairman, Guy Bernstein, serves as the Chief Executive Officer of Formula and as a director of Asseco. In addition, Ms. Salomon, another Board member of ours, who served as an executive officer of Formula until December 2009, is a member of the Board of Directors of our affiliate Magic Software Enterprises Ltd. Formula directly owns (as of March 1, 2016) approximately 49.1% of our currently outstanding Common Shares, and Asseco holds a controlling interest in Formula (46.3% of the outstanding share capital of Formula as of March 1, 2016).

B.	Compensation of Directors and Officers

The aggregate amount of compensation paid by us, or accrued by us, for all directors and executive officers as a group for services in all capacities with respect to the fiscal year ended December 31, 2015 was $1.6 million. In addition to the foregoing amount, we also set aside or accrued for our directors and executive officers with respect to the fiscal year ended December 31, 2015 $50,000 for pension, retirement severance, vacation accrual and similar benefits of the Company. These compensation amounts do not include amounts expended by us for automobiles made available to our officers or expenses (including business travel and professional and business association dues) reimbursed to such officers. The foregoing amounts also exclude the value of stock option grants to our directors and officers pursuant to our 1992 Stock Option and Incentive Plan, our 2003 Share Option Plan, our 2005 Special Incentive Share Option Plan and our 2011 Share Incentive Plan, which are described below.

We have employment agreements with our officers.  We also enter into confidentiality agreements with our personnel and have entered into non-competition and confidentiality agreements with our officers and high-level technical personnel, in each case in the ordinary course of business.  We do not maintain key person life insurance on any of our executive officers.

Board Fees and Expenses

We reimburse all members of our Board of Directors for reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors or its committees.

We pay a fee of $19,000 to our independent directors (including to Formula, in respect of the service of its Chief Executive Officer, Guy Bernstein, as our Chairman of the Board), for attending or participating in meetings of the Board of Directors and its committees, and for participating in Board action taken via unanimous written consent. Such fees are set in accordance with the rates paid to “external directors” under the Israeli Companies Law 5759-1999. Although we are not an Israeli company and are not subject to the Israeli Companies Law, we deem certain standards of that body of law (including compensation to Board members) relevant to a company such as ours that has a substantial percentage of Israeli operations and Israeli employees. United International Trust N.V., which also qualifies as an independent director, instead receives a fee of $1,200 for director services and an additional annual amount for consulting and related services that it provides to us.

Stock Option and Incentive Plans

1992 Stock Option and Incentive Plan, 2003 Share Option Plan and 2005 Special Incentive Share Option Plan

In 1992, our Board of Directors and shareholders approved the 1992 Stock Option and Incentive Plan, or the 1992 Stock Plan, pursuant to which our officers, directors and employees were eligible to receive awards of stock options and restricted stock. In February 2003, the Board of Directors authorized the extension of the 1992 Stock Plan until April 2012 and our shareholders approved that extension. In 2003, our Board of Directors and shareholders approved the 2003 Share Option Plan, or the 2003 Option Plan, pursuant to which our officers, directors, employees, consultants `and contractors were eligible to receive awards of stock options. In the following description, we refer to the 1992 Stock Plan and 2003 Option Plan collectively as the Prior Incentive Plans and sometimes to each individually as a Prior Incentive Plan.

The options that we granted under the 1992 Stock Plan were eligible to be incentive stock options, or ISOs, or non-qualified stock options, or NQSOs, in each case within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code. We were also eligible to grant restricted stock in addition to or in lieu of any other award under the 1992 Stock Plan. Options granted under the 2003 Option Plan were intended to comply with, and benefit from, applicable tax laws and regulations in Israel.

Each of the Prior Incentive Plans is administered by the Compensation Committee of our Board of Directors, or the Compensation Committee. Subject to the provisions of each Prior Incentive Plan, the Compensation Committee has discretionary authority to interpret the Prior Incentive Plans and to adopt practices related thereto. Options granted under the Prior Incentive Plans generally may be exercised for a period of up to 10 years from the date of grant. Options granted under the Prior Incentive Plans become exercisable in four equal, annual installments, beginning with the first anniversary of the date of the grant, or pursuant to such other schedule as the Compensation Committee has provided in the option agreement. The exercise price of such options generally has not been less than 100% of the fair market value per share of the Common Shares at the date of the grant. The exercise price for each such option to purchase one Common Share granted under the Prior Incentive Plans is subject to reduction by the per share amount of any dividend that we declare from time to time while such option is outstanding. In the case of ISOs, certain limitations apply with respect to the aggregate value of option shares which can become exercisable for the first time during any one calendar year, and certain additional limitations apply to “Ten Percent Stockholders” (as defined in the 1992 Stock Plan). The Prior Incentive Plans contain special rules governing the exercise of options in the case of death, disability, or other termination of employment. Options are not transferable except by will or pursuant to applicable laws of descent and distribution upon death of the employee.

In 2005, our Board of Directors authorized a new Incentive Stock Option Plan, or the Special Plan, and our shareholders approved the Special Plan in 2006. The number of Common Shares available for grants pursuant to the Special Plan was set at 2,000,000 shares. The Special Plan was to be used solely to attract or retain senior management and/or members of the Board of Directors. Unless otherwise determined by the Compensation Committee, options granted pursuant to the Special Plan have an exercise price of $3.00 per share. The exercise price for each such option to purchase one Common Share granted under the Special Plan is subject to reduction by the per share amount of any dividend that we declare from time to time while such option is outstanding. In addition, shares issued upon exercise are to be subject to restriction for up to five years following the grant date, and the right to receive shares is contingent upon the grantee providing services to the Company throughout the entire five year period. In the event of a change of control of the Company, the vesting of any unvested options is to be accelerated. The Special Plan is administered by the Compensation Committee.

Upon the approval of our 2011 Share Incentive Plan (as described below), our Board of Directors determined that no further awards would be granted under the Prior Incentive Plans or the Special Plan. However, outstanding awards under those plans continue to be governed by the terms of those plans. As of December 31, 2015, 105,000 Common Shares, in the aggregate, were issuable upon the exercise of outstanding options under the Prior Incentive Plans and the Special Plan, at a weighted average exercise price of $1.26 per share, of which options to purchase 105,000 Common Shares had vested. All of such Common Shares were issuable upon the exercise of outstanding options held by our directors and executive officers.

2011 Share Incentive Plan

In 2011, in connection with our acquisition of IDIT and FIS, our Board of Directors adopted our 2011 Share Incentive Plan, or the 2011 Plan, pursuant to which our employees, directors, officers, consultants, advisors, suppliers, business partners, customers and any other person or entity whose services are considered valuable are eligible to receive options, restricted shares, restricted share units and other share-based awards. The number of Common Shares available under the 2011 Plan was set at 4,000,000.

Options granted under the 2011 Plan may be ISOs or NQSOs within the meaning of Section 422 of the Code. In the case of Israeli grantees, we intend that options granted comply with, and benefit from, applicable tax laws and regulations in Israel. We are also eligible to grant restricted stock, restricted share units and other share-based compensation in addition to or in lieu of any other award under the 2011 Plan.

The 2011 Plan is administered by the Compensation Committee. Subject to the provisions of the 2011 Plan, the Compensation Committee determines the type of award, when and to whom awards will be granted and the number of shares covered by each award. The Compensation Committee also determines the terms, provisions, and kind of consideration payable (if any), with respect to awards. The Compensation Committee has discretionary authority to interpret the 2011 Plan and to adopt practices related thereto. In determining the persons to whom awards shall be granted and the number of shares covered by each award, the Compensation Committee takes into account their present and potential contributions to the success of the Company and such other factors as the Compensation Committee shall deem relevant in connection with accomplishing the purpose of the 2011 Plan.

Under the 2011 Plan, an option may be granted on such terms and conditions as the Compensation Committee may approve, and generally may be exercised for a period of up to 6 years from the date of grant. Options granted under the 2011 Plan become exercisable in four equal, annual installments, beginning with the first anniversary of the date of the grant, or pursuant to such other schedule as the Compensation Committee may provide in the option agreement. The exercise price of such options generally will be not less than 100% of the fair market value per share of the Common Shares at the date of the grant. In the case of ISOs, certain limitations apply with respect to the aggregate value of option shares which can become exercisable for the first time during any one calendar year, and certain additional limitations apply to “Ten Percent Shareholders” (as defined in the 2011 Plan). The Compensation Committee may provide for the payment of the exercise price in cash, by delivery of other Common Shares having a fair market value equal to such option exercise price, by a combination thereof or by any method in accordance with the terms of the option agreements. The exercise price for each outstanding option to purchase one Common Share granted under the 2011 Plan is subject to reduction by the per share amount of any dividend that we declare from time to time while the option is outstanding. The 2011 Plan contains special rules governing the period during which options may be exercised in the case of death, disability, or other termination of employment. Options are not transferable except by will or pursuant to applicable laws of descent and distribution upon death of an employee, unless otherwise approved by our Board of Directors.

The 2011 Plan also provides for the granting of restricted share awards, which are awards of Common Shares that may not be disposed of, except by will or the laws of descent and distribution, for such period as the Compensation Committee determines (which we refer to as the restricted period). The Compensation Committee may also impose such other conditions and restrictions on the shares as it deems appropriate, including the satisfaction of performance criteria. The Compensation Committee may provide that such restrictions will lapse with respect to specified percentages of the awarded shares on successive anniversaries of the date of the award. During the restricted period, the grantee is entitled to receive dividends with respect to, and to vote the shares awarded to him or her. If, during the restricted period, the grantee’s continuous employment with the Company terminates for any reason, any shares remaining subject to restrictions will be forfeited. The Compensation Committee has the authority to cancel any or all outstanding restrictions prior to the end of the restricted period, including cancellation of restrictions in connection with certain types of termination of employment.

The 2011 Plan furthermore provides for the granting of restricted share units, which are awards that are settled by the issuance of a number of Common Shares. The grantee has no rights with respect to such Common Shares until they are actually issued to the grantee. The Compensation Committee may also grant other share-based awards under the 2011 Plan, such as share appreciation rights.

As of December 31, 2015, 2,070,488 Common Shares were issuable upon the exercise of outstanding options under the 2011 Plan, at a weighted average exercise price of $5.98 per share, of which options to purchase 1,002,286 Common Shares had vested. 788,932 of such Common Shares were issuable upon the exercise of outstanding options held by our directors and executive officers. As of December 31, 2015, 140,444 Common Shares were available for future grant under the 2011 Plan. In February 2016, our Board of Directors approved the reservation of an additional 4,000,000 Common Shares for issuance under the 2011 Plan. As of March 1, 2016, the number of Common Shares available for future grants under the 2011 Plan is 4,157,146.

Re-pricing of Options

During 2009, our Board of Directors approved the re-pricing of options outstanding under the Prior Incentive Plans and Special Plan. As a result of the re-pricing, options to purchase 1,985,650 Common Shares at exercise prices ranging from $1.74 to $5.30 per share were converted into, and re-priced as, options to purchase 1,554,627 Common Shares at an exercise price of $1.50 per share. The exercise price of 925,870 of those 1,554,627 options is subject to market conditions (if the market price of our Common Shares were to reach $2.10).  In addition, the expiration date of the exercise period for all remaining outstanding options under the Prior Incentive Plans and Special Plan was brought forward to no later than September 2015. Any remaining options under those plans that were not exercised by September 2015 expired at that time.

Restricted Share and Option Grants Outside of Our Stock Option and Incentive Plans

During 2015, 29,500 of the 88,500 restricted shares of Sapiens Decision, our indirect majority-owned subsidiary, that we had granted to one of the former shareholders of KPI in 2014 (as described in Item 4.A “History and Development of the Company— Capital Expenditures and Divestitures since January 1, 2013”), vested, thereby reducing our indirect percentage ownership of Sapiens Decision from 97% to 95.7%. During 2015, we also issued options to certain employees of Sapiens Decision to purchase shares of Sapiens Decision. As a result of the potential future vesting of the remainder of the foregoing 88,500 restricted shares, as well as the potential future vesting and exercise of the options granted to those employees, our percentage ownership of Sapiens Decision may be reduced further.

C.	Board Practices

Members of our Board of Directors are elected by a vote at the annual general meeting of shareholders and serve for a term of one year, until the following year’s annual meeting. Directors may serve multiple terms and are elected by a majority of the votes cast at the meeting. The Chief Executive Officer serves until his removal by the Board of Directors or resignation from office. Our non-employee directors do not have agreements with the Company for benefits upon termination of their service as directors.

Audit Committee

The Audit Committee of our Board of Directors is comprised of three independent directors (such independence determination having been made by our Board of Directors, in accordance with the NASDAQ Listing Rules), who were nominated by the Board of Directors: Yacov Elinav, Uzi Netanel and Eyal Ben Chlouche. The Board of Directors has determined that Mr. Elinav meets the definition of an audit committee financial expert (as defined in paragraph (b) of Item 16A of Form 20-F promulgated by the SEC). The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing financial information, internal controls and the audit process. In addition, the Committee is responsible for oversight of the work of our independent auditors. The Committee meets at regularly scheduled quarterly meetings.

Compensation Committee

The Compensation Committee of our Board of Directors is comprised of three directors, nominated by the Board of Directors: Uzi Netanel, Naamit Salomon and Guy Bernstein. The Compensation Committee is responsible for the review and approval of grants of options to our employees and other compensation matters as requested by the Board of Directors from time to time.

NASDAQ Opt-Outs for a Foreign Private Issuer

We are a foreign private issuer within the meaning of NASDAQ Listing Rule 5005(a)(18), since we are governed by the laws of Curaçao and we meet the other criteria set forth for a “foreign private issuer” under Rule 3b-4(c) under the Exchange Act.

Pursuant to NASDAQ Listing Rule 5615(a)(3), a foreign private issuer may follow home country practice in lieu of certain provisions of the NASDAQ Listing Rule 5600 series and certain other NASDAQ Listing Rules. Please see “Item 16G. Corporate Governance” below for a description of the manner in which we rely upon home country practice in lieu of certain of the NASDAQ Listing Rules.

D.	Employees

As of December 31, 2015, we had a total of 1,573 employees, a 54.7% increase relative to the end of 2014.

The following tables set forth the number of our employees as of the end of each of the past three fiscal years, according to their geographic regions:

Geographic Region	Total Number of Employees
	2013	2014	2015
Israel	644	676	790
UK and Europe	191	212	367
North America	73	88	113
Asia Pacific	30	41	303
Total Employees	938	1,017	1,573

E.	Share Ownership

The number of our Common Shares beneficially owned by our directors and executive officers individually, and by our directors and executive officers as a group, as of March 1, 2016, is as follows:

	Shares Beneficially Owned
	Number		Percent (1)

Roni Al Dor	1,024,781	(2)	2.1%

All directors and executive officers as a group (7 persons, including Roni Al-Dor)(3) (4)	1,320,512		2.7%

(1)	Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The percentages shown are based on 48,861,181 Common Shares outstanding as of March 1, 2016 plus such number of Common Shares as the relevant person or group had the right to receive upon exercise of options that are exercisable within 60 days of March 1, 2016.

(2)	Includes options to purchase 308,932 Common Shares under the 2011 Incentive Plan at a weighted average exercise price of $6.07 per share expiring no later than May 2021, which are vested or will become vested within 60 days of March 1, 2015. See Item 6 - “Directors, Senior Management and Employees - Compensation of Directors and Officers. Pursuant to a revocable voting proxy dated as of October 31, 2015, Mr. Al Dor shares voting power with our major shareholder, Formula, with respect to all Common Shares beneficially owned by him.

(3)	Each of our directors and executive officers who is not separately identified in the above table beneficially owns less than 1% of our outstanding Common Shares (including options to purchase Common Shares held by each such party that are vested or will vest within 60 days of March 1, 2016) and has therefore not been separately identified.

(4)	Includes options to purchase 460,598 Common Shares at exercise prices ranging from $2.7 to $9.93 per share, which are vested or will become vested within 60 days of March 1, 2016.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders.

The following table sets forth, as of March 1, 2015, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person known by the Company to own beneficially more than 5% of the outstanding Common Shares, based on information provided to us by the holders or disclosed in public filings of the shareholders with the Securities and Exchange Commission.

We determine beneficial ownership of shares under the rules of Form 20-F promulgated by the SEC and include any Common Shares over which a person possesses sole or shared voting or investment power, or the right to receive the economic benefit of ownership, or for which a person has the right to acquire any such beneficial ownership at any time within 60 days.

	Shares Beneficially Owned
Name and Address	Number		Percent (1)
Formula Systems (1985) Ltd. 5 HaPlada Street Or Yehuda 60218, Israel	23,954,094	(2)	49.1%

Yelin Lapidot Holdings Management Ltd. (3) 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel	2,625,007		5.4%

Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(1)	The percentages shown are based on 48,861,181 Common Shares outstanding as of March 1, 2016.

(2)	The number of Common Shares shown as owned by Formula is based on information provided to the Company by Formula as of March 1, 2016. Also based on information provided to the Company, Asseco beneficially owned, as of March 1, 2016, 46.3% of the outstanding share capital of Formula. As such, Asseco may be deemed to be the beneficial owner of the aggregate 23,954,094 Common Shares held directly by Formula. The address of Asseco is Olchowa 14 35-322 Rzeszow, Poland.

(3)	Based on Amendment No. 3 to the Schedule 13G filed by Yelin Lapidot Holdings Management Ltd., Yair Lapidot and Dov Yelin on February 3, 2016 which presented ownership as of December 31, 2015. The Common Shares reported as owned by this shareholder are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. and mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (referred to as the Subsidiaries), each a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd., or Yelin Lapidot Holdings. Messrs. Yelin and Lapidot each own 24.4% of the share capital and 25% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day-to-day management of Yelin Lapidot Holdings. The Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the Common Shares covered by that Schedule 13G is held for the benefit of the members of the provident funds or mutual funds, as the case may be. Each of Messrs. Yelin and Lapidot, Yelin Lapidot Holdings, and the Subsidiaries disclaims beneficial ownership of the Common Shares covered by that Schedule 13G.

Significant changes in holdings of major shareholders

From time to time, Formula has increased its beneficial shareholding in our Company through market purchases of additional Common Shares.

From April 11, 2013 through May 2, 2013, Formula purchased an aggregate of 469,000 Common Shares in broker-initiated and private transactions for an aggregate purchase price of US$2,666,000, following which Formula owned 22,369,035 Common Shares, or 57.2% of all outstanding Common Shares. That ownership was diluted down to 47.7% as of April 1, 2014, primarily as a result of our issuance of 6,497,500 Common Shares pursuant to our public offering in November 2013. From August 21, 2014 through September 16, 2014, Formula purchased an aggregate of 736,862 Common Shares in broker-initiated and private transactions for an aggregate purchase price of $5.8 million, following which Formula owned 23,105,897 Common Shares, or 48.5% of all outstanding Common Shares. From September 17, 2014 through December 26, 2014, Formula purchased an aggregate of 808,940 Common Shares in broker-initiated and private transactions, for an aggregate purchase price of $6.1 million, thereby increasing its beneficial ownership percentage back up to 50.2%. That beneficial ownership has been diluted down once again to 49.1% as of March 1, 2016, primarily as a result of various minor issuances of Common Shares that we have made.

In October 2013, Yelin Lapidot Holdings and its affiliates acquired 2,209,748 of our Common Shares. Since that time, this shareholder and its affiliates have acquired additional shares such that they currently hold 2,625,007 Common Shares (based on Amendment No. 3 to the Schedule 13G filed by Yelin Lapidot Provident Funds Management Ltd., Yelin Lapidot Mutual Funds Management Ltd., Yair Lapidot and Dov Yelin on February 3, 2016).

Voting rights of major shareholders

The major shareholders disclosed above do not have different voting rights than other shareholders with respect to the Common Shares that they hold.

Holders of record

As of February 24, 2016 there were 68 holders of record of our Common Shares, including 48 holders of record with addresses in the United States who held a total of 42,022,543 Common Shares (out of which 41,047,879 Common Shares are held of record by CEDE & Co), representing approximately 82.2% of our issued and outstanding Common Shares.  The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, because many of these Common Shares were held of record by nominees (including CEDE & Co., as nominee for a large number of banks, brokers, institutions and underlying beneficial holders of our Common Shares). In particular, Formula, which held (as of February 24, 2016 (in part as a record holder and in part as an underlying beneficial holder) 23,954,094 Common Shares, representing 49.1% of our issued and outstanding shares, is not a United States company.

Control of the Company

Based on Formula’s beneficial ownership of 49.1% of the outstanding Common Shares of the Company (as of March 1, 2016), and based on Asseco’s beneficial ownership of 46.3% of the outstanding share capital of Formula (also as of that date), both Formula and Asseco may be deemed to control the Company. We are unaware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B.	Related Party Transactions.

Registration Rights Agreement with Major Shareholders

The description of the Registration Rights Agreement set forth in Item 10.C “Material Contracts” is incorporated by reference herein.

Acquisition of Insseco

The description of our acquisition of Insseco from Asseco, the indirect controlling shareholder of our company, in August 2015, set forth in Item 4.A “History and Development of the Company— Capital Expenditures and Divestitures since January 1, 2013”, is incorporated by reference herein. Under the share purchase agreement for that acquisition, Asseco committed to assign all customer contracts to Insseco that relate to the intellectual property that we acquired as part of the acquisition. In the event that Asseco cannot obtain the consent of any customer to the assignment of its contract to Insseco, Asseco will hold that customer’s contract in trust for the benefit of Insseco. Under that arrangement, in 2015, Insseco invoiced Asseco in a back-to-back manner for all invoices issued by Asseco on Insseco’s behalf to customers under those contracts that were not yet assigned by Asseco to Insseco.

Fees Paid to Major Shareholder for Board Service of its Affiliate

We paid to our major shareholder, Formula, approximately $19,000 in respect of our share of the director fees of Guy Bernstein, our Chairman, for the year ended December 31, 2015. Mr. Bernstein serves as the Chief Executive Officer of Formula and a director of Asseco. Formula directly owns (as of March 1, 2016) approximately 49.1% of our currently outstanding Common Shares.

Additional Agreements and Transactions with Affiliated Companies of Formula

During the year ended December 31, 2015, we paid to affiliated companies of Formula approximately $2.6 million, in the aggregate, pursuant to services agreements that we have in place with those companies under which we receive services. In 2015, we also purchased from those affiliated companies an aggregate of approximately $1.1 million of hardware and software. Please see Note 13 to our audited consolidated financial statements included in Item 18 of this annual report for further information.

Services Obtained from Asseco

During 2015, Asseco provided back-office services to our wholly-owned subsidiary, Insseco, in an amount totaling approximately $1.7 million. Please see Note 13 to our audited consolidated financial statements included in Item 18 of this annual report for further information.

Trade Payables and Receivables

As of December 31, 2015, we had trade payables balances due to, and trade receivables balances due from, our related parties in amounts of approximately $2.7 million and $3.2 million, respectively.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

Financial Statements

See the Consolidated Financial Statements and related notes in Item 18.

Export Sales

In 2015, 84.7% of our revenues originated from customers located outside of Israel. For information on our revenues breakdown by geographic region for the past three years, see Item 5.A, “Operating and Financial Review and Prospects— Operating Results— Comparison of the years ended December 31, 2014 and 2015, and Comparison of the years ended December 31, 2013 and 2014— Revenues by geographical region”.

Legal Proceedings

From time to time, we are a party to various non-material legal proceedings and claims that arise in the ordinary course of business.

Dividend Policy

Upon review of our consolidated results of operations, financial condition, cash requirements, future prospects and other factors, on January 15, 2013 and again on April 20, 2015, our Board of Directors determined, subject to shareholder approval, to declare and pay one-time cash interim dividends of $0.15 and $0.15 per Common Share (or $5.8 million and $7.2 million, in the aggregate, respectively), which were paid on February 22, 2013 and commencing on June 1, 2015, respectively.

We do not have a dividend policy. However, our Board of Directors will determine, on an annual basis, as to whether we will pay a dividend in the upcoming year. Such determination will be dependent upon our financial condition, recent and prospective results of operations, and cash requirements, among other relevant factors, and will be subject to the requirements of Curaçao law and the Articles. For more information about distribution of dividends, the related requirements of Curaçao law and various tax implications, see Item 10, “Additional Information— Memorandum and Articles of Association;” Item 10, “Additional Information— Exchange Controls,” and Item 10, “Additional Information— Taxation.”

B.	Significant Changes

No significant change, other than as otherwise described in this annual report, has occurred in our operations since the date of our consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details.

The Company’s Common Shares are listed on the NASDAQ Capital Market and on the TASE under the symbol “SPNS”.

NASDAQ:

The table below sets forth the high and low closing prices (in US dollars) for our Common Shares on the NASDAQ Capital Market (i) on an annual basis for the years 2011 through 2015, and the year 2016 (through March 14, 2016), and (ii) on a quarterly basis for 2014, 2015 and the first quarter of 2016 (through March 14, 2016):

	HIGH	LOW
2011 (Annual)	4.50	2.32
2012 (Annual)	4.33	3.20
2013 (Annual)	7.77	3.99
2014 (Annual)	8.46	6.73
2015 (Annual)	12.64	6.42
2016 (through March 14, 2016)	12.12	9.47

2014
First Quarter	8.46	6.73
Second Quarter	8.26	7.55
Third Quarter	8.32	7.19
Fourth Quarter	7.92	7.12

2015
First Quarter	8.33	6.42
Second Quarter	10.38	8.33
Third Quarter	12.64	10.22
Fourth Quarter	11.86	9.71

2016
First Quarter (through March 14, 2016)	12.12	9.47

The table below sets forth the high and low closing prices (in US dollars) for our Common Shares on the NASDAQ Capital Market on a monthly basis during the most recent six-month period.

	HIGH	LOW
September 2015	12.01	11.12
October 2015	11.85	11.08
November 2015	11.86	10.44
December 2015	10.83	9.71
January 2016	10.61	9.47
February 2016	11.79	9.53
March 2016 (through March 14, 2016)	12.12	11.17

The closing price of our Common Shares on the NASDAQ Capital Market on March 14, 2016, being the last practicable date prior to publication of this annual report, was $11.48.

TASE:

Our Common Shares began trading on the TASE effective March 6, 2003. Under current Israeli law, the Company satisfies its reporting obligations in Israel by furnishing to the applicable Israeli regulators those reports that the Company is required to file or submit in the United States. The table below sets forth the high and low closing prices, in US dollars, for our Common Shares on the TASE on an annual basis for the years 2011 through 2015 and on a quarterly basis for the years 2014 and 2015, and for the first quarter of 2016 (through March 14, 2016). The conversion from NIS into US dollars for the following two tables is based on the average monthly, quarterly or yearly representative rate of exchange published by the Bank of Israel for the month, quarter or year (as appropriate) in which such high or low closing price per share was recorded.

	HIGH	LOW
2011 (Annual)	4.45	2.34

2012 (Annual)	4.24	3.05
2013 (Annual)	7.90	4.10
2014 (Annual)	8.37	6.66
2015 (Annual)	12.70	6.48
2016 (through March 14, 2016)	11.91	9.38

2014
First Quarter	8.46	6.81
Second Quarter	8.24	7.59
Third Quarter	8.47	7.10
Fourth Quarter	7.80	6.87

2015
First Quarter	8.23	6.48
Second Quarter	10.00	8.24
Third Quarter	12.70	10.10
Fourth Quarter	11.91	9.77

2016
First Quarter (through March 14, 2016)	11.91	9.38

The table below sets forth the high and low closing prices for our Common Shares on the TASE during the most recent six-month period:

	HIGH	LOW
September 2015	12.02	11.24
October 2015	11.91	11.07
November 2015	11.74	10.43
December 2015	10.81	9.77
January 2016	10.45	9.54
February 2016	11.71	9.38
March 2016 (through March 14, 2016)	11.91	11.17

The closing price of our Common Shares on the TASE on March 14, 2016, being the last practicable date prior to publication of this annual report, was $11.21 (as converted from NIS based on the closing representative exchange rate as of March 14, 2016).

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our Common Shares are listed on the NASDAQ Capital Market and on the TASE under the symbol “SPNS”.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

Item 10.	Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

1.            Registration and Purposes. The Company is organized and existing under the laws of Curaçao. Its registered number is 53368.

The objects and purposes of the Company, which are itemized in Article II of our Amended Articles of , may be summarized as follows:

•	to establish, participate in or have any other interest in business enterprises concerned with the development and commercial operation of software;

•	to finance directly or indirectly the activities of the Company, its subsidiaries and affiliates;

•	to borrow and to lend moneys;

•	to engage in the purchase and sale of securities, futures, real estate, business debts, commodities and intellectual property;

•	to undertake, conduct and promote research and development;

•	to guarantee, pledge, mortgage or otherwise encumber assets as security for the obligations of the Company or third parties; and

•	to do all that may be useful or necessary for the attainment of the above purposes.

2.             Board of Directors. In case of a conflict of interest between the Company and one or more directors, acting either in private or ex officio, the Company shall be represented by a person appointed thereto by the General Meeting of Shareholders or the Board of Directors. A director who knows or ought to understand that in a certain instance there is mention of a conflicting interest between the Company and him acting privately or ex officio, will timely inform the General Meeting of Shareholders or Board of Directors of such conflict of interest. No conflict of interest will be deemed to exist between the Company and one or more of its directors in case of a contract or transaction between the Company and any other corporation, partnership, association, or other organization in which one or more directors are directors or officers, or have a financial interest, solely for that reason, or solely because the director is present or participates in the meeting of the Board of Directors or Committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if : (a) the material facts are disclosed or are known to the Board of Directors, (b) the material facts are disclosed or are known to the shareholders entitled to vote thereon, (c) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified by the Board of Directors, a Committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a Committee that authorizes the contract or transaction. The Articles provide that the directors shall receive such compensation as the Board of Directors may from time to time prescribe. Members of the Board of Directors have the power to vote compensation to themselves, even if they lack an independent quorum.

The Articles do not grant borrowing powers to directors; nor do they require directors to resign at a certain age or to purchase a certain number of Common Shares.

3.            Rights and Preferences. The Company has only one class of shares of common stock, the Common Shares, currently outstanding. All previous issuances of preferred shares have been converted into Common Shares. The rights and preferences of the holders of Common Shares are summarized below. The Articles authorize a class of undefined preferred shares (which we refer to as the Blank Preferred Shares). There are no rights associated with the Blank Preferred Shares and none have been issued. The Board of Directors shall specify the rights that shall be associated with the Blank Preferred Shares prior to their issuance, including dividend rights and voting rights.

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

We do not have a dividend policy. However, our Board of Directors will determine, on an annual basis, as to whether we will pay a dividend in the upcoming year. Such determination will be dependent upon various financial criteria, among other relevant factors. Please see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” above for further information concerning the factors that help to determine whether and under what circumstances we may distribute dividends.

Our ability to pay dividends is subject to the limitations of the Curaçao Civil Code and the Articles. In direct connection with the approval of our annual accounts, the general meeting of our shareholders shall decide on the distribution of the profits. Profits can either be reserved or distributed to the shareholders in accordance with the Articles. Our Board of Directors has the right to reserve the profits at its discretion. If such reservation has been made by our Board of Directors, the general meeting of shareholders is not authorized to make a distribution out of the reserved part of the profits, unless the Board of Directors has first recommended in writing to the general meeting that such distribution out of the reserved profits can be made and the general meeting has adopted a resolution to that effect. Our Board of Directors may at any time resolve to make any interim distributions, if justified by the anticipated profits of our company as an advanced payment of the dividend expected to be declared by the general meeting. The Curaçao Civil Code and the Articles further provide that a (interim) distribution of dividends can only occur if, at the moment of distribution, the equity of our company equals at least the nominal capital of our company and, as a result of the distribution, it will not fall below the nominal capital.  Nominal capital is the sum of the par values of all of the issued shares of our company’s capital stock at any moment in time.

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

4.            Changing the Rights of the Shareholders. The general meeting of shareholders decides upon any change in the Articles. Provided that no Blank Preferred Shares have been issued, a resolution to amend the Articles requires the approval of the absolute majority of all shares outstanding and entitled to vote.

5.            General Meetings. At least one general meeting of shareholders must be held each year. General meetings must be held in Curaçao. Special general meetings of shareholders may be called at any time by the Chairman of the Board or by the Board of Directors upon no less than 12 nor more than 60 days’ written notice to the Company’s shareholders. Every shareholder has the right to attend any meeting of shareholders in person or by proxy and to address the meeting. No action may be taken at any meeting of shareholders unless a quorum consisting of holders of at least one-half of the shares outstanding and entitled to vote are present at the meeting in person or by proxy. If a quorum is not present at the originally-called shareholder meeting, a second shareholder meeting, is held within two months. At that second meeting, valid resolutions may be adopted with respect to any matter stated in the notice of the original meeting and also in the notice of such second meeting or which by law is required to be brought before the shareholders (subject to certain exceptions), despite the absence of a quorum.

6.	Limitations to Own Securities. The Articles contain no limits on the right to own securities.

7.	Change of Control. The Articles contain no provisions that would prevent or delay a change of control of the Company.

8.            Disclosure of Ownership. The Articles contain no provisions requiring a shareholder to disclose his or her interest at a certain time; however, holders of our shares are subject to the reporting provisions of the SEC.

C.	Material Contracts

We are not party to any material contract within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, or as otherwise described below:

Registration Rights Agreement

In connection with our acquisitions of each of IDIT and FIS, which were consummated on August 21, 2011, we granted the shareholders of IDIT (or the IDIT Selling Shareholders), the shareholders of FIS (or the FIS Selling Shareholders, to which we refer, together with the IDIT Selling Shareholders, as the Holders) and Formula certain registration rights under a Registration Rights Agreement. Under the Registration Rights Agreement, the Holders and Formula are entitled to piggyback registration rights in connection with any registration statement that we file (subject to customary exceptions). The Holders also agreed to execute a lock-up agreement if requested by the representative of the underwriters in any underwritten offering. Based on information that we have received from our transfer agent, we do not believe that the IDIT Selling Shareholders and the FIS Selling Shareholders still hold a significant number of Common Shares that are entitled to the foregoing registration rights under the Registration Rights Agreement. as of the current time.

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

Share Purchase Agreement for Acquisition of Insseco

On July 27, 2015, our company (via our wholly-owned subsidiary, Sapiens Technologies (1982) Ltd.) entered into a share purchase agreement with Asseco for the acquisition of all of the issued and outstanding shares of Insseco. We consummated the acquisition on August 18, 2015. Insseco is a newly established company into which Asseco had transferred all of its Polish insurance employees, certain fixed assets, certain customer contracts and certain software, including intellectual property rights. Insseco has a team of approximately 140 insurance professionals and an established presence in the Polish insurance market, and services major insurance customers in Poland, including top tier insurance carriers.

Pursuant to the agreement, we paid the acquisition consideration in cash, consisting of 34.3 million Polish Zloty, or approximately $9.1 million. In addition, Asseco may be entitled to upside or downside performance-based payments relating to achievements of revenue goals and profitability over the next five years. If the aggregate revenues generated by Insseco from its activity from July 1, 2015 through June 30, 2020 exceed 90.0 million Polish Zloty, or approximately $23.8 million, Asseco will be entitled to receive additional amounts ranging from 3% to 15% of the excess amount of the respective revenues. If the aggregate revenues generated by Insseco for the period from July 1, 2015 through June 30, 2018 are below 84.0 million Polish Zloty or $22.2 million, Asseco will pay us an amount equal to 35% of the deficiency below such amount. In addition, the amounts payable to Asseco may be adjusted upwards or downwards as a result of changes in the profitability of a specific account that we acquired as part of the acquisition.

The estimated fair value of the contingent payments that depend on the revenue and profitability goals pursuant to the share purchase agreement is $887,000 as of December 31, 2015.

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

Capital gain

Israeli Resident Shareholders

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 48% in 2015).

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

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, the corporate tax rate was 26.5% in 2015 and from 2016 and onwards is 25%.

Non-Israeli Residents Shareholders

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (26.5% in 2015 and 25% in 2016 and thereafter) if generated by a company, or at the rate of 25% (for assets other than shares that are listed on stock exchange – 20% for the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on stock exchange – 25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual from the sale of an asset purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2015).

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

In addition, a sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, or the U.S-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gain tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting rights during any part of the 12-month period preceding such sale, exchange or disposition; (ii) the shareholder, if an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gain arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel. In each case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S-Israel Treaty does not provide such credit against any U.S. state or local taxes.

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

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on ordinary shares, like our common shares, at the rate of 25% or 30% (if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period) or 15% if the dividend is distributed from income attributed to our Approved Enterprise or Benefited Enterprise (and 20% with respect to Preferred Enterprise). Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a Substantial Shareholder or not), and 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise (and 20% if the dividend is distributed from income attributed to a Preferred Enterprise), unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the U.S-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our common shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise or Benefited Enterprises, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise or a Benefited Enterprise are subject to a withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, a Benefitted Enterprise or a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 810,720 for 2015, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Curaçao Taxation

Under the laws of Curaçao as currently in effect, a holder of Common Shares who is not a resident of, and during the taxable year has not engaged in trade or business through a permanent establishment in, Curaçao, should not be subject to Curaçao income tax on dividends paid with respect to the Common Shares or on gains realized during that year on sale or disposal of such shares, unless the holder of Common Shares has been a resident of Curaçao in the preceding ten years and the holder of Common Shares has a qualifying interest of at least 5% of the total issued share capital; Curaçao does not impose a withholding tax on dividends paid by the Company. Under Curaçao law, no gift or inheritance taxes should be levied if, at the time of such gift or at the time of death, the relevant holder of Common Shares was not domiciled in Curaçao.

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

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder (which we refer to as a non-U.S. holder) and considers only U.S. holders that will own our Common Shares as capital assets (generally, for investment).

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, individual retirement and tax-deferred accounts, certain former citizens or long-term residents of the U.S., tax-exempt organizations, financial institutions , “financial service entities” or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding our Common Shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that acquired our Common Shares upon the exercise of employee stock options or otherwise as compensation, and U.S holders who are persons subject to the alternative minimum tax, who may be subject to special rules not discussed below.

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

Dividends that are received by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains, provided those dividends meet the requirements of “qualified dividend income.” The maximum long-term capital gains rate is 20% for individuals with annual taxable income over $400,000. In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8 percent tax on net investment income to the extent certain threshold amounts of income are exceeded. See “Tax on Net Investment Income” in this Item below. For this purpose, qualified dividend income generally includes dividends paid by a foreign corporation if certain holding period and other requirements are met and either (a) the stock of the foreign corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Capital Market) or (b) the foreign corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service, or IRS, has determined that the U.S.-Netherlands Antilles income tax treaty is not a comprehensive income tax treaty for this purpose. Dividends that fail to meet such requirements and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (i) if the U.S. holder held the Common Share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such Common Share (or substantially identical securities); or (ii) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the Common Share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code), or PFIC, for any taxable year, dividends paid on our Common Shares in such year or in the following taxable year would not be qualified dividends. See the discussion below regarding our PFIC status under “Tax Consequences if We Are a Passive Foreign Investment Company.” In addition, a non-corporate U.S. holder will be able to take qualified dividend income into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend income will be taxed at ordinary income rates.

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

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2015.

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

As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a “qualified electing fund” (a QEF), in which case the U.S. holder would be taxed, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. We have agreed to supply U.S. holders with the information needed to report income and gain under a QEF election if we were a PFIC. Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. A U.S. holder’s basis in its Common Shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. holder’s QEF election is in effect with respect to the entire holding period for its Common Shares, any gain or loss realized by such holder on the disposition of its Common Shares held as a capital asset generally will be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. holder had held such Common Shares for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders. The maximum long-term capital gains rate is 20% for individuals with annual taxable income over $400,000. The QEF election is made on a shareholder-by-shareholder basis, applies to all Common Shares held or subsequently acquired by an electing U.S. holder and can be revoked only with the consent of the IRS. The QEF election must be made on or before the U.S. holder's tax return due date, as extended, for the first taxable year to which the election will apply.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2015. We currently expect that we will not be a PFIC in 2016. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our Common Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our Common Shares in the event that we qualify as a PFIC.

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

Information Reporting by Certain U.S. Holders

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of certain threshold (as determined under Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets”. Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult his tax adviser regarding his reporting obligation.

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

Because exchange rates between the NIS, GBP, Euro and the Japanese Yen against the US dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our revenue and profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reflected as financial expenses in our consolidated financial statements. A hypothetical 10% movement in foreign currency rates (primarily the NIS, GBP, Euro and Japanese Yen) against the US dollar, with all other variables held constant on the expected sales, would have resulted in a decrease or increase in 2015 sales revenues of approximately $12 million.

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

Our management, including our President and Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2015. Based on such evaluation, the President and Chief Executive Officer, and the Chief Financial Officer, have concluded that, as of December 31, 2015, the Company’s disclosure controls and procedures are effective.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

Our management has excluded Insseco from its assessment of internal control over financial reporting as of December 31, 2015 because it was first consolidated by our company during 2015.  Insseco’s $2.36 million of total net assets as of December 31, 2015 and its net income of $1.17 million for the year ended December 31, 2015, which were consolidated in our financial statements, included elsewhere in this annual report, represent approximately 1.3% and 5.8%, respectively, of the related consolidated financial statement amounts as of, and for the year ended, December 31, 2015.

C.	Attestation Report of Registered Public Accounting Firm.

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2015 is provided on page F-3, as included under Item 18 of this annual report. Such report does not cover the internal control over financial reporting of Insseco, which was excluded from management’s assessment of our internal control over financial reporting as of December 31, 2015.

D.	Changes in Internal Control Over Financial Reporting.

Based on the evaluation conducted by our President and Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2015 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

	Year ended December 31,
	2014	2015
	(in thousands)

Audit Fees	$307	$415
Tax Fees	$145	$108

Total	$452	$523

(1)	Audit Fees consist of fees billed for the annual audit and the quarterly reviews of the Company’s consolidated financial statements and consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent auditors can reasonably provide.

(2)	Tax Fees are for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and global mobility.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

We are exempt from a number of the requirements under the NASDAQ Listing Rules based on our status as a “foreign private issuer.” See Item 6.C above “Board Practices— NASDAQ Opt-Outs for a Foreign Private Issuer.”

We have elected to follow our home country practice in lieu of the requirements set forth in NASDAQ Listing Rule 5250(d)(1), which require a domestic United States company to make available to its shareholders a copy of its annual report containing its audited financial statements in one of three specific ways. Instead of distributing copies of our annual report by mail, furnishing an annual report in accordance with Rule 14a-16 under the Exchange Act or posting our annual report on our website and undertaking to provide a hard copy thereof free of charge upon request, we simply make our annual report available to shareholders via our website (http://www.sapiens.com/Annual-Reports/).

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

We have also elected to follow our home country practice in lieu of the requirements set forth in of NASDAQ Listing Rule 5635, which require a domestic United States company to obtain shareholder approval for certain dilutive events, such as:

•	the establishment or amendment of certain equity based compensation plans and arrangements;

•	an issuance that will result in a change of control of the company;

•	certain transactions other than a public offering involving issuances of a 20% or more interest in the company; and

•	certain acquisitions of the stock or assets of another company.

We have submitted to NASDAQ a written statement from our independent Curaçao counsel that certified that our practice of not making the annual report available in accordance with NASDAQ rules, but rather making it available on our website, our not complying with the requirements of NASDAQ Listing Rules 5605(b), (d) and (e) and not obtaining the shareholder approvals required under NASDAQ Listing Rule 5635 are not prohibited by Curaçao law.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

PART III

Item 17.	Financial Statements.

We have elected to provide financial statements and related information pursuant to Item 18.

Item 18.	Financial Statements.

The Consolidated Financial Statements and related notes required by this Item are contained on pages F-1 through F-40 hereof.

INDEX TO 2014 CONSOLIDATED FINANCIAL STATEMENTS

Page
Reports of Independent Registered Public Accounting Firm	F-2- F-4
Consolidated Balance Sheets	F-5 – F-6
Consolidated Statements of Income	F-7
Consolidated Statements of Comprehensive Income	F-8
Consolidated Statements of Changes in Equity	F-9
Consolidated Statements of Cash Flows	F-10-F-11
Notes to the Consolidated Financial Statements	F-12 – F-40

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

IN U.S. DOLLARS

- - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SAPIENS INTERNATIONAL CORPORATION N.V.

We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. ("the Company") as of December 31, 2014 and 2015, and the related consolidated statements of income, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2015 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 27, 2016, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 27, 2016	A member of EY Global

F - 2

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SAPIENS INTERNATIONAL CORPORATION N.V.

We have audited Sapiens International Corporation N.V. ("the Company") internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

F - 3

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Insseco (the "Entity"), which was acquired in August 2015 and is included in the 2015 consolidated financial statements of the Company and constituted $2,362 thousands of total net assets, as of December 31, 2015 and $1,165 thousands of net income, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the Entity.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sapiens International Corporation N.V. as of December 31, 2014 and 2015, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015 and our report dated March 27, 2016 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 27, 2016	A Member of EY Global

F - 4

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2014 *)	2015

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$47,400	$54,351
Trade receivables (net of allowance for doubtful accounts of $ 215 and $ 199 at December 31, 2014 and 2015, respectively)	31,832	29,761
Other receivables and prepaid expenses	3,964	5,455
Marketable Securities	-	8,776

Total current assets	83,196	98,343

LONG-TERM ASSETS:
Marketable securities	33,098	30,875
Other long-term assets	5,567	4,252
Severance pay fund	10,735	5,551
Capitalized software development costs, net	19,243	19,856
Other intangible assets, net	8,662	7,684
Goodwill	67,698	70,035
Property and equipment, net	5,011	5,675

Total long-term assets	150,014	143,928

Total assets	$233,210	$242,271

*) Derived from the audited financial statements of the Company as of December 31, 2014, adjusted for the acquisition of Insseco (see note 1c).

The accompanying notes are an integral part of the consolidated financial statements.

F - 5

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share data)

	December 31,
	2014 *)	2015

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$3,310	$4,721
Employees and payroll accruals	15,251	17,119
Accrued expenses and other liabilities	11,700	14,893
Deferred revenues and customer advances	9,272	10,268

Total current liabilities	39,533	47,001

LONG-TERM LIABILITIES:
Other long-term liabilities	3,217	6,414
Accrued severance pay	12,008	6,662

Total long-term liabilities	15,225	13,076

COMMITMENTS AND CONTINGENT LIABILITIES

REDEEMABLE NON-CONTROLLING INTEREST	159	385

EQUITY:
Sapiens International Corporation N.V. Shareholders' equity:
Share capital:
Common shares of € 0.01 par value:
Authorized: 54,000,000 and 70,000,000 shares at December 31, 2014 and 2015, respectively; Issued: 50,007,607 and 51,088,077 shares at December 31, 2014 and 2015, respectively; Outstanding: 47,679,311 and 48,759,781 shares at December 31, 2014 and 2015, respectively	667	678
Additional paid-in capital	249,271	233,980
Treasury shares, at cost - 2,328,296 Common shares at December 31, 2014 and 2015, respectively	(9,423)	(9,423)
Accumulated other comprehensive loss	(10,281)	(11,679)
Accumulated deficit	(52,630)	(32,614)

Total Sapiens International Corporation N.V. shareholders' equity	177,604	180,942
Non-controlling interests	689	867

Total equity	178,293	181,809

Total liabilities and equity	$233,210	$242,271

*) Derived from the audited financial statements of the Company as of December 31, 2014, adjusted for the acquisition of Insseco (see note 1c).

The accompanying notes are an integral part of the consolidated financial statements.

F - 6

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2013	2014	2015

Revenues:
License	$15,164	$13,204	$12,300
Services	120,213	144,246	173,336

Total Revenues	135,377	157,450	185,636

Cost of revenues:
License	953	883	505
Services	84,018	98,212	110,687

Total cost of revenues	84,971	99,095	111,192

Gross profit	50,406	58,355	74,444

Operating expenses:
Research and development	11,846	11,352	10,235
Selling, marketing, general and administrative	26,677	32,097	39,859

Total operating expenses	38,523	43,449	50,094

Operating income	11,883	14,906	24,350
Financial income, net	520	124	163

Income before taxes on income	12,403	15,030	24,513
Taxes on income	(811)	(454)	(4,213)

Net income	11,592	14,576	20,300

Attributable to non-controlling interests	(12)	131	59
Attributed to redeemable non-controlling interest	-	(18)	1
Adjustment to redeemable non-controlling interest	-	-	224

Net income attributable to Sapiens' shareholders	$11,604	$14,463	$20,016

Net earnings per share attributable to Sapiens' shareholders

Basic	$0.29	$0.31	$0.42

Diluted	$0.27	$0.30	$0.41

The accompanying notes are an integral part of the consolidated financial statements.

F - 7

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015

Net income	$11,592	$14,576	$20,300

Other comprehensive income (loss):

Foreign currency translation adjustments	5,923	(11,181)	(1,367)
Unrealized losses arising from marketable securities during the period, net of tax	-	(158)	(37)
Losses reclassified into earnings from marketable securities, net of tax	-	3	5

	5,923	(11,336)	(1,399)

Total comprehensive income	17,515	3,240	18,901

Comprehensive income attributable to non-controlling interests	(41)	158	59
Comprehensive income attributed to redeemable non-controlling interest	-	(18)	1
Comprehensive income adjustment to redeemable non-controlling interest	-	-	224

Comprehensive income attributable to Sapiens' shareholders	$17,556	$3,100	$18,617

The accompanying notes are an integral part of the consolidated financial statements.

F - 8

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands (except of share data)

	Common stock		Additional paid-in	Treasury	Accumulated Other Comprehensive	Accumulated	Non-controlling	Total
	Shares	Amount	capital	shares	Income (loss)	deficit	interests	equity

Balance as of January 1, 2013	38,679,505	547	210,047	(9,423)	(4,870)	(78,697)	835	118,439

Stock-based compensation	-	-	933	-	-	-	-	933
Issuance of shares upon public offering, net	6,497,400	87	37,704	-	-	-	-	37,791
Distribution of dividend	-	-	(5,802)	-	-	-	-	(5,802)
Employee stock options exercised (cash and cashless)	815,564	11	1,678	-	-	-	-	1,689
Warrants exercised (cashless)	22,513	-	-	-	-	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	(157)	(157)
Other comprehensive income (loss)	-	-	-	-	5,952	-	(29)	5,923
Net income	-	-	-	-	-	11,604	(12)	11,592

Balance as of December 31, 2013	46,014,982	645	244,560	(9,423)	1,082	(67,093)	637	170,408

Stock-based compensation	-	-	1,067	-	-	-	-	1,067
Employee stock options exercised (cash and cashless)	1,225,368	17	1,552	-	-	-	-	1,569
Warrants exercised (cashless)	438,961	5	(5)	-	-	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	(106)	(106)
Other comprehensive income (loss)	-	-	-	-	(11,363)	-	27	(11,336)
Net income	-	-	-	-	-	14,463	131	14,594

Balance as of December 31, 2014	47,679,311	667	247,174	(9,423)	(10,281)	(52,630)	689	176,196

Adjustment for acquisition under common control	-	-	2,097	-	-	-	-	2,097

Balance as of December 31, 2014 *)	47,679,311	667	249,271	(9,423)	(10,281)	(52,630)	689	178,293

Stock-based compensation	-	-	1,153	-	-	-	196	1,349
Employee stock options exercised (cash and cashless)	1,080,470	11	1,557	-	-	-	-	1,568
Distribution of dividend	-	-	(7,186)	-	-	-	-	(7,186)
Dividend to non-controlling interests	-	-	-	-	-	-	(77)	(77)
Other comprehensive income (loss)	-	-	-	-	(1,398)	-	(1)	(1,399)
Adjustment to redeemable non-controlling interest	-	-	-	-	-	(224)	-	(224)
Distribution to ultimate parent for a business acquisition under common control	-	-	(10,815)	-	-	-	-	(10,815)
Net income	-	-	-	-	-	20,240	60	20,300

Balance as of December 31, 2015	48,759,781	$678	$233,980	$(9,423)	$(11,679)	$(32,614)	$867	$181,809

*) Derived from the audited financial statements of the Company as of December 31, 2014, adjusted for the acquisition of Insseco (see note 1c).

The accompanying notes are an integral part of the consolidated financial statements.

F - 9

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015
Cash flows from operating activities:

Net income	$11,592	$14,576	$20,300
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	7,887	8,717	9,625
Stock-based compensation	933	1,067	1,349
Amortization of premium and accrued interest on marketable securities	-	(225)	(453)

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables, net	(6,677)	(6,637)	1,893
Other operating assets	(2,317)	127	(1,229)
Deferred tax assets, net	1,133	(1,020)	2,169
Trade payables	1,874	(3,297)	1,511
Other operating liabilities	383	8,469	4,134
Deferred revenues and customer advances	2,508	(223)	1,300
Accrued severance pay, net	(50)	7	(159)

Net cash provided by operating activities	17,266	21,561	40,440

Cash flows from investing activities:

Purchase of property and equipment	(4,129)	(1,468)	(2,815)
Capitalized software development costs	(5,392)	(6,094)	(6,032)
Net cash paid for acquisitions (b)	-	(2,064)	(2,934)
Investment in marketable securities	-	(34,906)	(7,678)
Proceeds from sale of marketable securities	-	1,543	1,499
Restricted cash, net	(210)	239	(893)

Net cash used in investing activities	$(9,731)	$(42,750)	$(18,853)

The accompanying notes are an integral part of the consolidated financial statements.

F - 10

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015
Cash flows from financing activities:

Proceeds from employee stock options exercised	$1,689	$1,569	$1,568
Distribution to ultimate parent for a business acquisition under common control (c)	-	-	(8,482)
Issuance of shares upon public offering, net	37,791	-	-
Distribution of dividend	(5,802)	-	(7,186)
Dividend to non-controlling interest	(157)	(106)	(77)

Net cash provided by (used in) financing activities	33,521	1,463	(14,177)

Effect of exchange rate changes on cash	207	(3,187)	(459)

Increase (decrease) in cash and cash equivalents	41,263	(22,913)	6,951
Cash and cash equivalents at beginning of year	29,050	70,313	47,400

Cash and cash equivalents at end of year	$70,313	$47,400	$54,351

Supplemental cash flow activities:

(a) Cash paid (received) during the year for:

Interest paid	$7	$5	$6

Interest received	$(7)	$(604)	$(1,199)

Income taxes	$739	$665	$2,234

(b) Net cash paid for acquisitions:
Fair value of assets acquired and liabilities assumed at the date of acquisition:
Working capital, net (excluding cash and cash equivalents)	$-	$(228)	$(1,221)
Other long term assets	-	-	(183)
Other long term liabilities	-	-	1,424
Goodwill and other intangible assets	-	(2,013)	(3,903)
Contingent payments	-	-	949
Redeemable non-controlling interest	-	177	-

	$-	$(2,064)	$(2,934)

(c) Non-cash transactions:
Loan and contingent payments to ultimate parent	-	-	(2,333)

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

The Company's target markets are primarily North America, United Kingdom, Europe, Israel, and Asia Pacific.

b.	Acquisition of Ibexi:

On May 6, 2015, the Company completed the agreement to acquire all of outstanding shares of Ibexi Solution Private Limited (Ibexi), an India-based provider of insurance business and technology solutions, in total consideration of $4,764 including a contingent payment valued at $949 on the acquisition date.

In addition, an amount of approximately $1,900 is subject to continued employment and therefore not part of the purchase price but is recognized over the service period.

Ibexi was founded in 2001 and operates in Asia Pacific, servicing insurers in both the property and casualty and life, pension and annuities markets, including leading insurance companies in India.

c.	Acquisition of Insseco

On August 18, 2015 (the “acquisition date”), Sapiens completed the acquisition from Asseco Poland S.A. (“Asseco” or the “Seller”) of all issued and outstanding shares of Insseco. Asseco is the ultimate parent company of Sapiens, through holding in Formula Systems, which has been lastly effective as of December 23, 2014 and thereafter, the direct parent company of Sapiens. Insseco is a newly established company into which Asseco had transferred all of its Polish insurance employees, certain fixed assets, certain customer contracts and certain software including intellectual property rights. Insseco has a team of approximately 140 insurance professionals and an established presence in the Polish insurance market, and services major insurance customers in Poland, including top tier insurance carriers.

F - 12

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

Sapiens paid the acquisition consideration in cash, consisting of 34.3 million Polish Zloty or approximately $9,100. In addition, the seller has upside or downside performance based payments relating to achievements of revenue goals and profitability over the next five years. If the aggregate revenues generated by Insseco from its activity from July 1, 2015 through June 30, 2020 exceed 90 million Polish Zloty or approximately $23,800, the Seller shall be entitled to receive additional amounts ranging from 3% to 15% of the excess amount of the respective revenues. If the aggregate revenues generated by Insseco for the period from July 1, 2015 through June 30, 2018 are below 84 million Polish Zloty or $22,200, the seller shall pay Sapiens an amount equal to 35% of the deficiency below such amount. In addition, the amounts payable to the seller may be adjusted upwards or downwards as a result of changes in the profitability of a specific account that Sapiens acquired as part of the acquisition. The estimated fair value of the contingent payments that depend on the revenue and profitability goals as of December 31, 2015 is $887.

The acquisition of Insseco from Asseco, which is the ultimate parent company of Sapiens is a transaction between entities under common control, and therefore accounted for under the pooling of interest method in accordance with ASC 805, Business Combinations. Under the pooling-of-interests method, combination between two businesses under common control is accounted for at carrying amounts with retrospective adjustment of prior period financial statements. As the common control achieved on December 23, 2014, the balance sheet as of December 31, 2014 of Sapiens was adjusted to reflect the carrying amounts combination between Sapiens and Insseco. The results of Sapiens for the twelve-month period ended December 31, 2015 were also adjusted to reflect the combination with Insseco, accordingly.

Under the pooling-of-interests method, the equity accounts of the combining entities are combined and the difference between the consideration paid and the net assets acquired is reflected as an equity transaction (i.e., distribution to parent company). As opposed to the purchase method of accounting, no intangible assets are recognized in the transaction, other than those existed in the combining entities and no goodwill is recognized as a result of the combination.

The application of the pooling-of-interests method with respect to the acquisition of Insseco increased the total assets, liabilities and equity as of December 31, 2014 by $4,387, $2,290, and $2,097, respectively. Revenues, pretax income and net income of Insseco for the twelve-month period ended December 31, 2015, which are included in the consolidated statements of income amounted to $10,516, $1,324 and $1,165, respectively.

F - 13

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

d.	Acquisition in previous year:

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

The Company maintains certain cash amounts restricted as to withdrawal or use. As of December 31, 2014 and 2015, the Company maintained a balance of $ 484 and $1,370, respectively that represents security deposits with respect to lease agreements, hedging transactions and credit lines from banks. Restricted cash is included within other receivables and prepaid expenses.

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

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in “net gain on sale of marketable securities previously impaired” in the statements of income and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. During 2015 the Company did not recognize an impairment charge as the decline in fair value of its investment in marketable securities is not judged to be other-than-temporary.

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

%

Computers and peripheral equipment	17 - 33
Office furniture and equipment	6 - 20

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

%

Technology	15 - 25
Customer relationships	10 - 14
Patent	10

F - 17

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Impairment of long-lived assets:

The Company's long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360 "Property, Plant, and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2013, 2014 and 2015, no impairment losses have been identified.

k.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350,"Intangibles- Goodwill and Other" ("ASC 350"), goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company operates in four reporting units: Emerge, L&P, Decision and P&C.

The Company applied the provisions of ASC 350 for the Company's annual impairment test. Under the provisions, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required.

The Company performed a qualitative assessment during the fourth quarter of each of 2013, 2014 and 2015 and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required.

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

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". This topic prescribes the use of the asset and liability method, whereby deferred tax asset and liability account balances are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. Deferred tax assets and deferred tax liabilities are classified as long-term in the balance sheets. See also note 2v for adoption of ASU 2015-17.

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

F - 19

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Concentrations of credit risks:

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

During the year ended December 31, 2015, the Israeli ministry of Economy has approved the Company's request to retroactively apply section 14 for part of the Company's Israeli employees which elected to be included under section 14. As part of the process, the Company deposited to these employees' severance pay funds all required amounts to cover the severance pay liabilities. Under the section 14, as mentioned above, the severance pay fund and liabilities are not stated on the balance sheet as of December 31, 2015.

Severance expense for the years 2013, 2014 and 2015 amounted to $ 2,909, $ 3,022 and $3,518, respectively.

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

Stock-based compensation cost is measured at the grant date, based on the fair value of the award. The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the straight-line basis over the requisite service period of the award, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The fair value of each option granted in 2013, 2014 and 2015 using the Binomial model, was estimated on the date of grant with the following assumptions:

	Year ended December 31,
	2013	2014	2015

Contractual life	6 years	6 years	6 years
Expected exercise factor	1.5-2	1.5-2	1.5
Dividend yield	0%	0%	0%
Expected volatility (weighted average)	54.3%	48.9%	43.0%-44.1%
Risk-free interest rate	1.0%-2.1%	1.8%-1.9%	1.6%-1.8%

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

In 2013, 2014 and 2015, the Company entered into option strategies contracts in the notional amounts of $9,868, $33,270 and $9,250, respectively and in 2013, 2014 and 2015, the Company entered into forward contracts in the notional amounts of $299, $7,383 and $42,770, respectively, in order to protect against foreign currency fluctuations.

F - 23

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2014 and 2015, the Company had outstanding options and forward contracts, in the notional amount of $25,772 and $21,876, respectively.

In 2013, 2014 and 2015, the Company recorded an income (expenses) of $387, $(397) and $230, respectively, with respect to the above transactions, presented in the statements of income as financial income (expenses).

t.	Treasury shares:

Repurchased common shares are held as treasury shares. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

u.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income". Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders.

The components of accumulated other comprehensive income (loss), in the amount of $ (10,281) and $ (11,679) at December 31, 2014 and 2015, respectively, were as follows:

	December 31,
	2014	2015

Foreign currency translation differences	$(10,126)	$(11,492)
Unrealized losses on available-for-sale marketable securities, net of tax	(155)	(187)

	$(10,281)	$(11,679)

v.	Impact of recently issued accounting standards:

In November 2015, the FASB issued Accounting Standards Update 2015-17 (ASU 2015-17) Balance Sheet Classification of Deferred Taxes, which requires that deferred tax assets and deferred tax liabilities be classified as noncurrent in the balance sheet. ASU 2015-17 is effective for the interim and annual periods ending after December 15, 2016. Early adoption is permitted, and the Company adopted the provisions of ASU 2015-17 retrospectively as of December 31, 2015. Prior period information presented in the Company's consolidated financial statements was retrospectively adjusted, resulting in the reclassification of $2,319 of deferred tax assets from current assets to long-term assets within the Company's consolidated balance sheets at December 31, 2014.

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

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. The Company is evaluating the potential impact of this pronouncement.

F - 24

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:	MARKETABLE SECURITIES

As of December 31, 2015 and 2014, the fair value, Amortized cost and gross unrealized holding gains and losses of available-for-sale marketable securities were as follows:

	December 31, 2015
	Amortized Cost	Gross unrealized Gains	Gross Unrealized losses	Fair value

Government debentures – fixed interest rate	$5,242	-	$(19)	$5,223
Corporate debentures – fixed interest rate	$34,663	-	$(235)	$34,428

	$39,905	-	$(254)	$39,651

	December 31, 2014
	Amortized Cost	Gross unrealized Gains	Gross Unrealized losses	Fair value

Government debentures – fixed interest rate	$5,161	-	$(33)	$5,128
Corporate debentures – fixed interest rate	$28,148	-	$(178)	$27,970

	$33,309	-	$(211)	$33,098

As of December 31, 2015, the contractual maturities of available-for-sale marketable securities are up to 3 years, an amount of $8,776 were classified as short-term marketable securities as part of the current assets due to contractual maturity of up to one year. Interest receivable included in other receivables and prepaid expenses amounted to $ 280 and $334 as of December 31, 2014 and 2015, respectively.

NOTE 4:	OTHER LONG TERM ASSETS

	December 31,
	2014	2015

Deferred tax assets	$3,014	$2,779
Government authorities	1,688	-
Other	865	1,473

	$5,567	$4,252

As of December 31, 2015, the amounts receivable from government authorities were classified as current assets.

F - 25

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 5:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2014	2015

Cost:
Computers and peripheral equipment	$13,762	$15,477
Office furniture, equipment and other	4,235	4,228
Leasehold improvements	2,811	2,780

	20,808	22,485
Accumulated depreciation:
Computers and peripheral equipment	11,716	12,712
Office furniture, equipment and other	2,652	2,607
Leasehold improvements	1,429	1,491

	15,797	16,810

Depreciated cost	$5,011	$5,675

Depreciation expense totaled $1,260, $1,582 and $2,080 for the years 2013, 2014 and 2015, respectively.

NOTE 6:	CAPITALIZED SOFTWARE DEVELOPMENT COSTS, NET

The changes in capitalized software development costs during the years ended December 31, 2014 and 2015 were as follows:

	Year ended December 31,
	2014	2015

Balance at the beginning of the year	$19,704	$19,243

Capitalization	6,094	6,032
Adjustment for acquisition under common control	563	-
Amortization	(4,926)	(5,439)
Functional currency translation adjustments	(2,192)	20

Balance at the year end	$19,243	$19,856

Amortization of capitalized software development costs for 2013, 2014 and 2015, was $4,500, $4,926 and $5,439, respectively. Amortization expense is included in cost of revenues.

F - 26

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net, are comprised of the following:

	December 31,
	2014	2015

Original amounts:

Customer relationships	$9,845	$10,853
Technology	6,871	6,717
Patent	1,234	1,230

	17,950	18,800

Accumulated amortization:

Customer relationships	5,239	6,361
Technology	3,998	4,581
Patent	51	174

	9,288	11,116

Other intangible assets, net	$8,662	$7,684

b.	Amortization of other intangible assets was $2,127, $2,209 and $2,106 for 2013, 2014 and 2015, respectively.

c.	Estimated amortization expense for future periods:

For the year ended December 31,

2016	$1,768
2017	1,728
2018	1,461
2019	858
2020 and thereafter	1,869

$7,684

F - 27

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2014 and 2015 are as follows:

	Year ended December 31,
	2014	2015

Balance at the beginning of the year	$72,438	$67,698

Acquisition of subsidiaries	613	2,588
Functional currency translation adjustments	(5,353)	(251)

Balance at the year end	$67,698	$70,035

NOTE 9:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2014	2015

Government authorities	$3,673	$3,419
Accrued royalties to the OCS (Note 10a)	283	251
Accrued expenses	7,744	11,223

	$11,700	$14,893

NOTE 10:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Sapiens Technologies (1982) Ltd. ("Sapiens Technologies"), a subsidiary incorporated in Israel, was partially financed under programs sponsored by the Office of Chief Scientist ("OCS") for the support of certain research and development activities conducted in Israel.

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

F - 28

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Royalties' expenses amounted to $514, $618 and $505 in 2013, 2014 and 2015, respectively, and are included in cost of revenues.

As of December 31, 2015, the Company had a contingent liability to pay royalties of $7,332.

b.	Lease commitments:

The Company leases office space, office equipment and various motor vehicles under operating leases.

1.	The Company's office space and office equipment are rented under several operating leases. Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, were as follows:

2016	$4,590
2017	3,989
2018	3,746
2019	3,363
2020 and thereafter	1,356

$17,044

Rent expense for the years ended December 31, 2013, 2014 and 2015 was $3,370, $3,782 and $4,418 respectively.

2.	The Company leases its motor vehicles under cancelable operating lease agreements.

The minimum payment under these operating leases, upon cancellation of these lease agreements was $173 as of December 31, 2015.

c.	The Company has provided bank guarantees in the amount of $1,076 as security for the rent to be paid for its leased offices. The bank guarantees is valid through February 2016 and thereafter was renewed in an amount of approximately $600 which will be valid through February 2017. As of December 31, 2015, the Company had restricted bank deposits of $487 in favor of the bank guarantees.

As of December 31, 2015, the Company has provided bank guarantees in the amount of $582 as security for the performance of various contracts with customers and suppliers.

In order to secure a credit line for one of Sapiens' subsidiaries, the Company has created a general floating pledge on that subsidiary's assets in favor of the bank providing the line of credit.

F - 29

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	On August 27, 2015, the Company's wholly-owned subsidiary was summoned to a hearing at a court in Amsterdam in connection with a claim initiated against it by one of its customers.

Although the software system provided by the subsidiary has been used by the customer since 2008, the customer now claims that the software system furnished to the customer did not comply with the requirements of the customer and that the subsidiary failed to correct errors in the software systems in accordance with the service level agreement between the parties. The remedies sought by the customer are (i) termination of all contracts with the subsidiary and (ii) refund of all amounts paid by the customer to the subsidiary under the foregoing contracts plus damages in an aggregate amount of approximately €21.5 million.

As of the date of publication of these financial statements, the Company is examining together with its advisors the foregoing claim, the obligations of the subsidiary under the contracts with the customer (including limitations on liability thereunder) and the availability of insurance coverage with respect to the claim.  The Company has included in these financial statements a provision which reflects the current estimate of the potential outcome of the foregoing claim.

NOTE 11:	TAXES ON INCOME

a.	Parent taxation:

Sapiens is governed under the laws of Curaçao. In addition, Sapiens is registered as an Israeli corporation for tax purposes only.

b.	Israeli taxation:

1.	Corporate tax rates in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 25% in 2013 and 26.5% in 2014 and 2015.

On January 4, 2016, the Israeli Parliament's Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate), 2015, which consists of the reduction of the corporate tax rate from 26.5% to 25%. The Company estimates that the effect of the change in tax rates will result in a decrease in deferred tax balances as of December 31, 2015 in immaterial amounts.

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

The entitlement to the above benefits is conditional upon the fulfilling of the conditions stipulated by the Laws and regulations. Should the certain Israeli subsidiaries fail to meet such requirements in the future, income attributable to their Approved Enterprise and Beneficiary Enterprise programs could be subject to the statutory Israeli corporate tax rate and they could be required to refund a portion of the tax benefits already received, with respect to such programs. As of December 31, 2015, management believes that these subsidiaries are in compliance with all the conditions required by the Law.

Effective January 1, 2011, the Knesset enacted the Law for Economic Policy for 2011 and 2012 (Amended Legislation), and among other things, amended the Law, ("the Amendment"). According to the Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company is able to opt to apply (the waiver is non-recourse) the Amendment and from then on it is subject to the amended tax rate of 16%.

Under the terms of the Approved Enterprise program, income that is attributable to one of The Company's Israeli subsidiaries was exempt from income tax for a period of two years commencing 2014. The tax exemption has resulted in a tax savings of approximately $1,100 in the year ended December 31, 2015. If such tax-exempt income is distributed in a manner other than upon complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (25%), and an income tax liability of up to approximately $1,000 would be incurred as of December 31, 2015.

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

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2015 was $15,084 and the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that were essentially permanent in duration as of December 31, 2015 was $1,100.

d.	Net operating losses carry forward:

As of December 31, 2015, certain subsidiaries had tax loss carry-forwards totaling approximately $ 29,050. Most of these carry-forward tax losses have no expiration date.

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

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Significant components of the Company deferred tax assets are as follows:

	December 31,
	2014	2015

Deferred tax assets:
Net operating losses carry forward	$8,915	$7,275
Research and development	2,028	2,123
Other	1,604	3,188

Deferred tax assets before valuation allowance	12,547	12,586
Valuation allowance	(6,136)	(6,212)

Deferred tax assets	6,411	6,374

Deferred tax liabilities:
Capitalized software development costs	(2,474)	(2,804)
Acquired intangibles	(1,546)	(1,472)
Property and equipment	(68)	(53)
Other	(254)	(163)

Deferred tax liabilities	(4,342)	(4,492)

Deferred tax assets, net	$2,069	$1,882

	December 31,
	2014	2015

Long-term deferred tax assets	3,014	2,779
Long-term deferred tax liabilities	(945)	(897)

Deferred tax assets, net	$2,069	$1,882

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

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2013	2014	2015

Domestic (Israel)	$10,444	$11,281	$19,478
Foreign	1,959	3,749	5,035

	$12,403	$15,030	$24,513

g.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income for an Israeli company, and the actual tax expense as reported in the statements of income is as follows:

	Year ended December 31,
	2013	2014	2015

Income before taxes on income, as reported in the statements of income	$12,403	$15,030	$24,513

Statutory tax rate in Israel	25%	26.5%	26.5%

Theoretical taxes on income	$3,097	$3,983	$6,496
Increase (decrease) in taxes resulting from:
Effect of different tax rates	158	362	117
Effect of “Approved, Beneficiary or Preferred Enterprise” status	-	(2,323)	(2,406)
Utilization of carry forward tax losses for which valuation allowance was provided	(1,162)	(1,177)	(195)
Non-deductible expenses	9	80	569
Recognition of deferred taxes during the year for which valuation allowance was provided in prior years	(971)	(1,496)	-
Losses and temporary differences for which valuation allowance was provided	222	580	127
Others	(542)	445	(495)

Taxes on income, as reported in the statements of income	$811	$454	$4,213

Basic and diluted earnings per share amounts of the benefit resulting from the “Approved, Beneficiary or Preferred Enterprise” status	-	$0.05	$0.05

F - 33

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

h.	Taxes on income are comprised as follows:

	Year ended December 31,
	2013	2014	2015

Current	$400	$1,474	$2,627
Deferred	411	(1,020)	1,586

	$811	$454	$4,213

	Year ended December 31,
	2013	2014	2015

Domestic (Israel)	$1,172	$(443)	$2,684
Foreign	(361)	897	1,529

	$811	$454	$4,213

i.	Uncertain tax positions:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2014	2015

Balance at the beginning of the year	$652	$705
Increase in tax positions	190	570
Decrease in tax positions	(137)	(64)
Acquisition of subsidiary (*)	-	154

Balance at the end of the year	$705	$1,365

(*) The amount initially consolidated as part of the acquisition of subsidiary in 2015 is net of Tax Deducted at Source assets in an amount of $635.

The entire balance of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate.

As of December 31, 2014 and 2015 accrued interest related to uncertain tax positions amounted to $198 and $422, respectively.

Part of the Company's Israeli subsidiaries received final tax assessments through the year 2011.

F - 34

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:	EQUITY

a.	The common shares of the Company are traded on the NASDAQ and on the Tel-Aviv Stock Exchange.

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

In 2011, the Company's board of directors approved its 2011 Share Incentive Plan (the “2011 Plan”) pursuant to which the Company's employees, directors, officers, consultants, advisors, suppliers, business partner, customer and any other person or entity whose services are considered valuable are eligible to receive awards of share options, restricted shares, restricted share units and other share-based awards. Options granted under the 2011 Plan may be exercised for a period of up to 6 years from the date of grant and become exercisable in four equal, annual installments, beginning with the first anniversary of the date of the grant, or pursuant to such other schedule as may provide in the option agreement.

The total number of Common Shares available under the 2011 Plan was set at 4,000,000. Upon the approval of the 2011 Plan, the board of directors determined that no further awards would be issued under the Company's previously existing share incentive plans.

As of December 31, 2015 140,444 common shares of the Company were available for future grant under the 2011 Plan. Any option granted under the 2011 Plan which are forfeited, cancelled, terminated or expired, will become available for future grant under the 2011 Plan.

In February 2016, our Board of Directors approved the reservation of an additional 4,000,000 Common Shares for issuance under the 2011 Plan.

F - 35

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:	EQUITY (Cont.)

A summary of the stock option activities in 2015 is as follows:

	Year ended December 31, 2015
	Amount of options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Outstanding at January 1, 2015	2,796,081	$3.49	3.07	$10,957
Granted	673,408	9.38
Exercised	(1,080,470)	1.59
Expired and forfeited	(213,531)	4.39

Outstanding at December 31, 2015	2,175,488	5.36	3.49	9,274

Exercisable at December 31, 2015	1,002,286	$3.01	2.52	$6,554

In 2013, 2014 and 2015, the Company granted 595,000, 340,000 and 673,408 stock options to employees and directors, respectively.

The weighted average grant date fair values of the options granted during the years ended December 31, 2013, 2014 and 2015 were $ 2.51, $ 3.19 and $ 3.79, respectively.

The aggregate intrinsic value of options outstanding at December 31, 2015 represents intrinsic value of 2,175,488 outstanding options that are in-the-money as of December 31, 2015. All outstanding options are in the money as of December 31, 2015.

The aggregate intrinsic value of options exercisable at December 31, 2015 represents intrinsic value of 1,002,286 exercisable options that are in-the-money as of December 31, 2015. All exercisable options are in the money as of December 31, 2015.

The total intrinsic value of options exercised during the years ended December 31, 2013, 2014 and 2015 was $2,839, $7,446 and $10,294, respectively.

The options outstanding under the Company's stock option plans as of December 31, 2015 have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	Average
	outstanding	Average	Weighted	Exercisable	Exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	Options
exercise price	2015	Term	price	2015	Exercisable
		(Years)	$		$

1.2-1.48	166,978	1.29	1.34	166,978	1.34
2.08-2.7	297,094	2.90	2.56	297,094	2.56
3.45-3.77	325,971	2.70	3.57	242,769	3.58
4.72-4.85	163,445	3.02	4.73	76,945	4.74
5.25-5.53	90,000	3.55	5.33	45,000	5.33
6.27-6.92	130,000	4.15	6.42	66,666	6.27
7.01-7.68	367,000	4.22	7.46	106,834	7.43
8.42	300,000	5.35	8.42	-	-
9.93-10.78	335,000	5.76	10.45	-	-

	2,175,488	3.86	5.98	1,002,286	3.66

F - 36

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:	EQUITY (Cont.)

c.	As of December 31, 2015, there was $3,949 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a period of up to four years.

d.	During 2015, 29,500 of the 88,500 restricted shares of Sapiens Decision, the Company's majority-owned subsidiary that were granted to one of the former shareholders of KPI in 2014 (as described in note 1(d)) vested, thereby reducing the Company's percentage ownership of Sapiens Decision from 97% to 95.7%. During 2015, Sapiens Decision issued options to certain of its employees to purchase shares of Sapiens Decision.

e.	Dividend:

On April 22, 2015, the Company's extraordinary general meeting of shareholders approved the distribution of cash dividend of $0.15 per common share for a total amount of $7,186 that was paid during June and July 2015.

NOTE 13:	RELATED PARTIES TRANSACTIONS

Agreements with controlling shareholder and its affiliates:

The Company has in effect services agreements with certain companies that are affiliated with Formula Systems (1985) Ltd. (“Formula”), Sapiens' parent company (most recently since December 23, 2014 and thereafter), pursuant to which the Company has received services amounting to approximately $900, $1,100 and $2,600, in aggregate for the years ended December 31, 2013, 2014 and 2015. In addition, during the years ended December 31, 2013, 2014 and 2015, the Company purchased from those affiliated companies an aggregate of approximately $300, $200 and $1,100 of hardware and software. Furthermore, the Company paid to Formula $19 in the year ended December 31, 2015 in respect of the Company’s portion of the directors' fees payable to the Company’s Chairman of the Board, who serves as Chief Executive Officer of Formula.

On August 18, 2015, Sapiens completed the acquisition from Asseco Poland S.A. (“Asseco”) of all issued and outstanding shares of Insseco. Asseco is the ultimate parent company of Sapiens, through its holdings in Formula. Please see note 1(c) above for further information concerning this acquisition.

Under the share purchase agreement for that acquisition, Asseco committed to assign all customer contracts to Insseco that relate to the intellectual property that we acquired as part of the acquisition. In the event that Asseco cannot obtain the consent of any customer to the assignment of its contract to Insseco, Asseco will hold that customer's contract in trust for the benefit of Insseco. Under that arrangement, in 2015, Insseco invoiced Asseco in a back-to-back manner for all invoices issued by Asseco on Insseco's behalf to customers under those contracts that were not yet assigned by Asseco to Insseco.

During the year ended December 31, 2015, Asseco provided back office services to Insseco in an amount totaling approximately $1,700. During the years ended December 31, 2013 and 2014, Asseco provided to the Company professional services in amount of approximately $900 and $200.

F - 37

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:	RELATED PARTIES TRANSACTIONS (Cont.)

As of December 31, 2014 and 2015, the Company had trade payables balances due to its related parties in amount of approximately $400 and $2,700, respectively. In addition, as of December 31, 2015, the Company had trade receivables balances due from its related parties in amount of approximately $3,200.

NOTE 14:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2013	2014	2015

Numerator:

Net income attributed to Sapiens shareholders	$11,604	$14,463	$20,016
Adjustment to redeemable non-controlling interest	-	-	224

Net income used for earnings per share	$11,604	$14,463	$20,240

Denominator (thousands):

Denominator for basic earnings per share - weighted average number of common shares, net of treasury stock	40,024	47,210	48,121
Stock options and warrants	2,292	1,427	1,206

Denominator for diluted net earnings per share - adjusted weighted average number of shares	42,316	48,637	49,327

The weighted average number of shares related to outstanding anti-dilutive options and warrants excluded from the calculations of diluted net earnings per share was 466,534, 599,287 and 582,570 for the years 2013, 2014 and 2015, respectively.

F - 38

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

The following table sets forth revenues by country based on the billing address of the customer. Other than as shown below, no other country accounted for more than 10% of the Company's revenues during the years ended December 31, 2013, 2014 and 2015.

		Year ended December 31,
		2013	2014	2015
1.	Revenues:

	North America*	$44,237	$49,585	$61,332
	United Kingdom	31,115	34,961	42,580
	Rest of Europe	24,862	28,351	32,897
	Israel	23,009	28,821	28,315
	Asia Pacific	12,154	15,732	20,512

		$135,377	$157,450	$185,636

* Revenue amounts for North America that are shown in the above table consist primarily of revenues from the United States, except for approximately $1,100, $558 and $471 of revenues derived from Canada in the years ended December 31, 2013, 2014 and 2015, respectively.

		December 31,
		2014	2015
2.	Property and equipment:

	Israel	$3,722	$4,224
	North America	146	147
	Rest of the world	1,143	1,304

		$5,011	$5,675

c.	Major customer data:

The following table sets forth revenues from major customers during the years ended December 31, 2013, 2014 and 2015.

	Year ended December 31,
	2013	2014	2015

Customer A	*)	11%	12%

*) Less than 10%.

F - 39

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 16:	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses:

	Year ended December 31,
	2013	2014	2015

Total costs	$17,238	$17,446	$16,267
Less - capitalized software development costs	(5,392)	(6,094)	(6,032)

Research and development expenses	$11,846	$11,352	$10,235

b.	Financial income, net:

Financial income:
Interest	$188	$356	$657
Derivatives gains	387	-	230
Foreign currency translation	644	883	556

	1,219	1,239	1,443
Financial expenses:
Derivatives losses	-	397	-
Foreign currency translation	155	586	981
Bank charges and other	544	132	299

	(699)	(1,115)	(1,280)

Financial income, net	$520	$124	$163

- - - - - - - -

F - 40

Item 19.	Exhibits

Please see the exhibit index incorporated herein by reference.

87

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SAPIENS INTERNATIONAL CORPORATION N.V.

By:	/s/ Roni Al Dor
Roni Al Dor
President & Chief Executive Officer

Date: March 29, 2016

88

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1.1	Articles of Association of Sapiens International Corporation N.V., as amended*

4.1	Sapiens International Corporation N.V. 1992 Stock Option and Incentive Plan, as amended and restated (incorporated by reference to Exhibit 28.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-64208), filed with the SEC on June 9, 1993, and to the Company’s Registration Statement on Form S-8 (SEC File No. 333-10622), filed with the SEC on July 22, 1999)

4.2	Sapiens International Corporation N.V. 2003 Share Option Plan (incorporated by reference to Exhibit 4(c)2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on June 28, 2007)

4.3	Sapiens International Corporation N.V. 2005 Special Incentive Share Option Plan (incorporated by reference to Exhibit 4(c)3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on June 28, 2007)

4.4	Sapiens International Corporation N.V. 2011 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-177834), filed with the SEC on November 9, 2011)

4.5	Form of Registration Rights Agreement, dated August 21, 2011, by and among Sapiens International Corporation N.V. and certain of its shareholders (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-3 (SEC File No. 333-187185), filed with the SEC on March 11, 2013)

8.1	List of Subsidiaries*

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global, independent registered public accounting firm*

101	The following financial information from Sapiens International Corporation N.V.’s Annual Report on Form 20-F for the year ended December 31, 2015 formatted in XBRL (eXtensible Business Reporting Language):
(i) Consolidated Balance Sheets at December 31, 2014 and 2015;
(ii) Consolidated Statements of Income for the years ended December 31, 2013, 2014 and 2015;
(iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2013, 2014 and 2015;
(iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2013, 2014 and 2015; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2014 and 2015; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text.*

 * Filed herewith

89