Form 20-F
period 2016-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2017-04-27
CIK 885740

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _______________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . . .. . .

Commission file number 000-20181

 SAPIENS INTERNATIONAL CORPORATION N.V.

(Exact name of Registrant as specified in its charter)

Curaçao

(Jurisdiction of incorporation or organization)

Azrieli Center

26 Harukmim St.

Holon, 5885800 Israel

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

As of December 31, 2016, the issuer had 49,035,951 Common Shares, par value € 0.01 per share, outstanding (which excludes 2,328,296 Common Shares held in treasury).

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

Yes ☒                 No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer: ☐ Accelerated filer: ☒

Non-accelerated filer: ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with US GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐                 No ☒

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

•	references to “Sapiens,” the “Company,” the “Registrant,” “our company,” “us,” “we” and “our” refer to Sapiens International Corporation N.V., a Curaçao company, and its consolidated subsidiaries;

•	references to “our shares,” “Common Shares” and similar expressions refer to Sapiens’ Common Shares, par value € 0.01 per share;

•	references to “Insseco” refer to Insseco Sp. Z O.O., a Poland-based software and services provider for the insurance market that Sapiens acquired in the third quarter of 2015;

•	references to “StoneRiver” refer to StoneRiver, Inc., a Denver, Colorado- based provider of technology solutions and services to the insurance industry that Sapiens acquired in the first quarter of 2017;

•	references to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;

•	references to “Euro” or “€”are to the Euro, the official currency of the Eurozone in the European Union;

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “Articles” are to our Amended Articles of Association, as currently in effect;

•	references to the “Securities Act” are to the Securities Act of 1933, as amended;

•	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	references to “NASDAQ” are to the NASDAQ Stock Market;

•	references to the “TASE” are to the Tel Aviv Stock Exchange; and

•	references to the “SEC” are to the United States Securities and Exchange Commission.

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

The following tables summarize certain selected consolidated financial data for the periods and as of the dates indicated. We derived the statement of operations financial data for the years ended December 31, 2014, 2015 and 2016 and the balance sheet data as of December 31, 2015 and 2016 from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income financial data for the years ended December 31, 2012 and 2013 and the balance sheet data as of December 31, 2012, 2013 and 2014 are derived from our audited financial statements not included in this annual report. Our historical consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and presented in U.S. dollars. You should read the information presented below in conjunction with those statements.

The summary consolidated balance sheet data as of December 31, 2014, as derived from our audited consolidated balance sheet as of that date that appears elsewhere herein, reflects the carrying amounts combination between Sapiens and Insseco as of that date, consistent with the pooling of interest accounting method that we accorded to our acquisition of Insseco. Also consistent with that accounting method, our consolidated statements of income data for the year ended December 31, 2015 includes the revenues and expenses of Insseco for the entire year (although the acquisition was actually consummated on August 18, 2015). See also Note 1(d)(2) to our consolidated financial statements contained elsewhere in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under “Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Financial Data:	Year Ended December 31,
	(In thousands, except per share data)
Statement of Income Data:	2012	2013	2014	2015(1)	2016

Revenues	$113,909	$135,377	$157,450	$185,636	$216,190
Cost of revenues	66,459	84,971	99,095	111,192	130,402
Gross profit	47,450	50,406	58,355	74,444	85,788
Operating Expenses:
Research and development	10,169	11,846	11,352	10,235	16,488
Selling, marketing, general and administrative	25,236	26,677	32,097	39,859	44,460
Total operating expenses	35,405	38,523	43,449	50,094	60,948
Operating income	12,045	11,883	14,906	24,350	24,840
Financial income, net	193	520	124	163	533
Income before taxes on income	12,238	12,403	15,030	24,513	25,373
Taxes on income	(435)	(811)	(454)	(4,213)	(5,772)

Net income	11,803	11,592	14,576	20,300	19,601

Attributed to non-controlling interest	23	(12)	131	59	(43)
Attributed to redeemable non-controlling interest	-	-	(18)	1	(134)
Adjustment to redeemable non-controlling interest	-	-	-	224	442

Net income attributable to Sapiens	11,780	11,604	14,463	20,016	19,336

Basic net earnings per share attributable to Sapiens’ shareholders	$0.29	$0.29	$0.31	$0.42	$0.40
Diluted net earnings per share attributable to Sapiens’ shareholders	$0.28	$0.27	$0.30	$0.41	$0.40
Weighted average number of shares used in computing basic net earnings per share	39,953	40,024	47,210	48,121	48,947
Weighted average number of shares used in computing diluted net earnings per share	41,671	42,316	48,637	49,327	49,780

	At December 31,

Balance Sheet Data:	2012	2013	2014(1)	2015	2016
	(In thousands)

Cash and cash equivalents	$29,050	$70,313	$47,400	$54,351	$60,908
Marketable securities	-	-	33,098	39,651	35,448
Working capital	18,723	63,516	43,663	51,342	72,453
Total assets	162,584	222,428	233,210	242,271	257,851
Capital stock (2)	210,594	245,205	249,938	234,658	227,463
Total equity	$118,439	$170,408	$178,293	181,809	194,391

(1)	As indicated above, the balance sheet data as of December 31, 2014 and the statement of income data for the year ended December 31, 2015 reflect the carrying amounts combination between Sapiens and Insseco as of December 31, 2014 and as of January 1, 2015, respectively, consistent with the pooling of interest accounting method in respect of our acquisition of Insseco.

(2)	In November 2012, we repurchased 2 million of our outstanding ordinary shares for total consideration of $7 million.

On January 15, 2013, April 22, 2015 and March 31, 2016, our Board of Directors determined, subject to shareholder approval, to declare and pay one-time cash interim dividends of $0.15, $0.15 and $0.20 per Common Share (or $5.8 million, $7.2 million and $10.0 million, in the aggregate, respectively), which were paid on February 22, 2013, June 1, 2015 and June 1, 2016, respectively.

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

We depend heavily on repeat product and service revenues from our base of existing customers. Five of our customers accounted for, in the aggregate, 32% and 34% of our revenues in the years ended December 31, 2015 and 2016, respectively. If our existing customers are not satisfied with our solutions and services, they may not enter into new project contracts with us or continue using our technologies. A significant decline in our revenue stream from existing customers would have a material adverse effect on our business, results of operations and financial condition.

The implementation of our M&A growth strategy, which requires the integration of our multiple acquired companies, including, most recently, StoneRiver, MaxPro, 4Sight, Insseco and IBEXI Solutions Private Limited, and their respective businesses, operations and employees with our own, involves significant risks, and the failure to integrate successfully may adversely affect our future results.

In the past six years we have completed eight acquisitions. Most recently, in 2017, we have acquired StoneRiver, after having acquired Maximum Processing Inc, or MaxPro, and 4Sight Business Intelligence, or 4Sight, in 2016, and IBEXI Solutions Private Limited, or IBEXI, and Insseco in 2015. These acquisitions are part of our integrated M&A growth strategy, which is centered on three key factors: growing our customer base, expanding geographically and adding complementary solutions to our portfolio— all while we seek to ensure our continued high quality of services and product delivery. Any failure to successfully integrate the business, operations and employees of our acquired companies, or to otherwise realize the anticipated benefits of these acquisitions, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies and technologies, and the harmonization of differences in the business cultures between these companies and their personnel. Integration of these businesses will be complex and time-consuming, will involve additional expense and could disrupt our business and divert management’s attention from ongoing business concerns. The challenges involved in integrating IBEXI, Insseco, MaxPro, 4Sight and StoneRiver include:

•	preserving customer, supplier and other important relationships;

•	integrating financial forecasting and controls, procedures and reporting cycles;

•	combining and integrating information technology, or IT, systems; and

•	integrating employees and related HR systems and benefits, maintaining employee morale and retaining key employees.

The benefits we expect to realize from these acquisitions are, necessarily, based on projections and assumptions about the combined businesses of our company, IBEXI, Insseco, MaxPro, 4Sight and StoneRiver, and assume, among other things, the successful integration of IBEXI, Insseco, MaxPro, 4Sight and StoneRiver into our business and operations. The acquisition of StoneRiver, in particular, is expected to significantly expand our presence and scale in the North American insurance industry, and to help us further accelerate our growing market footprint in the U.S. P&C space. Our projections and assumptions concerning our acquisitions may be inaccurate, however, and we may not successfully integrate the acquired companies and our operations in a timely manner, or at all. We may also be exposed to unexpected contingencies or liabilities of the acquired companies. If we do not realize the anticipated benefits of these transactions, our growth strategy and future profitability could be adversely affected.

Failure to manage our rapid growth effectively could harm our business.

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

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber attacks, which may compromise our systems and lead to data leakage either internally or at our third party providers. Our systems have been, and are expected to continue to be, the target of malware and other cyber attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data.

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

Our indebtedness is subject to a floating interest rate and subjects us to debt service obligations that could have an adverse effect on our continuing liquidity and financial condition.

The repayment of the principal amount of the bank debt that we incurred in connection with our acquisition of StoneRiver, which was initially $40 million, is subject to the terms of the credit agreement that we entered into with the lender, HSBC Bank USA, National Association. The interest rate payable on the loan is LIBOR plus 1.85%. Until repayment of the bank debt, we are subject to certain financial covenants. Our ability to make due payment of principal and interest and comply with the financial and other covenants under the credit agreement is subject to the risk factors described herein, and any failure to comply with the covenants could have an adverse effect on our liquidity and operations. This debt requires us to dedicate a portion of our cash flow to debt service, could impair our ability to obtain additional financing for capital expenditures or other purposes, could hinder our ability to adjust rapidly to changing market conditions and competitive pressures, and could make us more vulnerable in the event of a downturn in our business or deterioration of general economic conditions. For further information concerning our indebtedness, see “Liquidity and Capital Resources” in Item 5 below and “HSBC Term Loan Credit Agreement” in Item 10.C below. Additionally, since our debt is subject to a floating rate of interest, an increase in LIBOR could adversely affect us.

Risks Relating to Our International Operations

Our international sales and operations subject us to additional risks that can adversely affect our business, results of operations and financial condition.

We are continuing to expand our international operations as part of our growth strategy. In fiscal years 2015 and 2016, 67% and 66%, respectively, of our revenues were derived from outside of North America. Our current international operations and our plans to further expand our international operations subject us to a variety of risks, including:

•	increased exposure to fluctuations in foreign currency exchange rates;

•	complexity in our tax planning, and increased exposure to changes in tax regulations in various jurisdictions in which we operate, which could adversely affect our operating results and frustrate our ability to conduct effective tax planning;

•	increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations;

•	longer payment cycles and difficulties in enforcing contracts and collecting accounts receivable;

•	the need to localize our products and licensing programs for international customers;

•	lack of familiarity with and unexpected changes in foreign regulatory requirements;

•	the burdens of complying with a wide variety of foreign laws and legal standards;

•	compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, particularly in emerging market countries;

•	import and export license requirements, tariffs, taxes and other trade barriers;

•	increased financial accounting and reporting burdens and complexities;

•	weaker protection of intellectual property rights in some countries;

•	multiple and possibly overlapping tax regimes; and

•	political, social and economic instability abroad, terrorist attacks and security concerns in general.

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

Most of our revenues are derived from international operations that are conducted in local currencies, including US dollars, GBP, EURO, New Israeli Shekels, or NIS, Japanese Yen, or JPY, Indian rupee, or INR and Polish zloty, or PLN. In 2015 and 2016, our revenues were approximately 36% and 37%, respectively, in US dollars, with the remainder in the other currencies.

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

Some of our Israeli subsidiaries have been granted “Approved Enterprise” and “Benefited Enterprise” status, which provide certain benefits, including tax exemptions and reduced tax rates under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. Income not eligible for Approved Enterprise and Benefited Enterprise benefits is taxed at the regular corporate tax rate (25% in 2016, 24% in 2017 and 23% in 2018 and thereafter).

In the event of distribution of dividends from said tax-exempt income, the amount distributed will be subject to corporate tax at the rate that would have otherwise been applicable on the Approved/Benefited Enterprise’s income.

The entitlement to the above benefits is conditional upon the fulfillment of the conditions stipulated by the Investment Law and applicable regulations. Should the Israeli subsidiaries fail to meet such requirements, income attributable to the Approved Enterprise and Benefited Enterprise programs could be subject to the statutory Israeli corporate tax rate and they may be required to refund a portion of the tax benefits already received with respect to such programs.

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

As a foreign private issuer, we are also permitted, and have begun, to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NASDAQ Stock Market for domestic U.S. issuers. We have informed NASDAQ that we follow home country practice in Curaçao with regard to, among other things, composition of our Board of Directors (whereby a majority of the members of our Board of Directors need not be “independent directors,” as is generally required for domestic U.S. issuers), director nomination procedure and approval of compensation of officers. In addition, we have opted to follow home country law instead of the Listing Rules of the NASDAQ Stock Market that require that a listed company obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the Company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on the NASDAQ Capital Market may provide our shareholders with less protection than they would have as stockholders of a domestic U.S. company.

Our controlling shareholder, Formula Systems (1985) Ltd., beneficially owns approximately 48.9% of our outstanding Common Shares and therefore asserts a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control that may benefit our public shareholders.

Formula Systems (1985) Ltd. beneficially owns approximately 48.9% of our outstanding Common Shares. As a result, it exercises a controlling influence over our operations and business strategy and has sufficient voting power to control the outcome of various matters requiring shareholder approval. These matters may include:

■	the composition of our board of directors, which has the authority to direct our business and to appoint and remove our officers;

■	approving or rejecting a merger, consolidation or other business combination;

■	raising future capital; and

■	amending our Articles, which govern the rights attached to our Common Shares.

This concentration of ownership of our Common Shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our Common Shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our Common Shares. This concentration of ownership may also adversely affect our share price.

Risks Related to Our Israeli Operations and Our Status as a Curaçao Company

The Israeli government grants that our Israeli subsidiary has received require us to meet several conditions and restrict our ability to manufacture products and transfer know-how developed using such grants outside of Israel and require us to satisfy specified conditions.

One of our Israeli subsidiaries received grants in the past from the government of Israel through the National Technological Innovation Authority, or the Innovation Authority (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel, or the OCS), for the financing of a portion of its research and development expenditures in Israel with respect to our legacy technology. In consideration for receiving grants from the OCS, we are obligated to pay the Innovation Authority royalties from the revenues generated from the sale of products (and related services) developed (in whole or in part) using the OCS funds, in an amount that is up to 100% to 150% of the aggregate amount of the total grants that we received from the OCS, plus annual interest for grants received after January 1, 1999. We must fully and originally own any intellectual property developed using the OCS grants and any right derived therefrom unless transfer thereof is approved in accordance with the provisions of the Israeli Encouragement of Research, Development and Technological Innovation Law, 5744-1984, or the Innovation Law (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984, or the Research Law), and related regulations.

When a company develops know-how, technology or products using grants provided by the Innovation Authority, the terms of these grants and the Innovation Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel. Even after the repayment of such grants in full, we will remain subject to the restrictions set forth under the Innovation Law, including:

•	Transfer of know-how outside of Israel. Any transfer of the know-how that was developed with the funding of the Innovation Authority, outside of Israel, requires prior approval of the Innovation Authority, and the payment of a redemption fee.

•	Local manufacturing obligation. The terms of the grants under the Innovation Law require that the manufacturing of products resulting from Innovation Authority-funded programs be carried out in Israel, unless a prior written approval of the Innovation Authority is obtained (except for a transfer of up to 10% of the production rights, for which a notification to the Innovation Authority is sufficient).

•	Certain reporting obligations. We, as any recipient of a grant or a benefit under the Innovation Law, are required to file reports on the progress of activities for which the grant was provided as well as on our revenues from know-how and products funded by the Innovation Authority. In addition, we are required to notify the Innovation Authority of certain events detailed in the Innovation Law.

Therefore, if aspects of our technologies are deemed to have been developed with OCS funding, the discretionary approval of an OCS committee would be required for any transfer to third parties outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the OCS may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

The transfer of OCS-supported technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred technology or know-how, the amount of OCS support, the time of completion of the OCS-supported research project and other factors. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with OCS funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the OCS.

We received grants from the OCS prior to an extensive amendment to the Research Law that came into effect as of January 1, 2016, or the Amendment, which may also affect the terms of existing grants. The Amendment provides for an interim transition period (which has not yet expired), after which time our grants will be subject to terms of the Amendment. Under the Research Law, as amended by the Amendment, the Authority is provided with a power to modify the terms of existing grants. Such changes, if introduced by the Authority in the future, may impact the terms governing our grants.

We are not subject to the supervision of the Central Bank of Curaçao and Sint Maarten, so our shareholders are not protected by any regulatory inspections in Curaçao.

We are not subject to any regulatory supervision in Curaçao by the Central Bank of Curaçao and Sint Maarten. As a result, shareholders are not protected by any regulatory supervision or inspections by any regulatory agency in Curaçao, and we are not required to observe any restrictions in respect of its conduct, except to the extent disclosed in our annual report or our Articles.

We have been granted an exemption under the Foreign Exchange Regulations Curaçao and Sint Maarten enacted by the Central Bank of Curaçao and Sint Maarten (referred to as the FX Regulations). As a result of this exemption, we are exempted from certain conditions, regulations and provisions stemming from the FX Regulations relating to, among other things, capital transactions with non-residents of Curaçao (including dividend payments) and license fees on payments to non-residents of Curaçao. The exemption has been granted subject to our compliance with certain conditions, and the Central Bank of Curaçao and Sint Maarten can revoke the exemption should we no longer comply with one or more of those conditions. Those conditions include that none of our activities may take place in Curaçao or Sint Maarten, that we may not offer goods and services to residents of Curaçao or Sint Maarten, that we may not participate in Curaçao and Sint Maarten resident companies and that we may not extend loans to residents of Curaçao or Sint Maarten. Furthermore, residents of Curaçao or Sint Maarten may not be holders of our Common Shares.

The rights of shareholders under Curaçao law differ from those under U.S. law, and you may have fewer protections as a shareholder.

Our corporate affairs are governed by our Articles, the Civil Code of Curaçao and the civil law of Curaçao. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Curaçao law are to a large extent governed by the Civil Code of Curaçao, the civil law of Curaçao and applicable case law. The rights of shareholders and the fiduciary responsibilities of our directors under Curaçao law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the U.S. In particular, Curaçao has a less developed body of securities laws as compared to the U.S., and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. In addition, Curaçao law does not generally distinguish between public and private companies, and some of the protections and safeguards (such as statutory pre-emption rights, except to the extent that they are expressly provided for in the Articles) that investors may expect to find in relation to a public company are not provided for under Curaçao law. As a result of all of the above, holders of our Common Shares may have more difficulty in protecting their interests in the face of actions taken by our management, directors or major shareholders than they would as shareholders of a U.S. company.

Shareholders in Curaçao companies may not be able to initiate shareholder derivative actions, thereby depriving a shareholder of the ability to protect its interests.

Derivative actions are not permitted in Curaçao. Under Curaçao law, only the Company may bring a civil action against a person who is liable to a Curaçao public limited liability company. Shareholders in Curaçao companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a Curaçao company being more limited than those of shareholders of a company organized in the U.S. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The Curaçao courts are also unlikely to: (i) recognize or enforce against us judgments of courts in the U.S. based on certain civil liability provisions of U.S. securities law; or (ii) to impose liabilities against us, in original actions brought in Curaçao, based on certain civil liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in Curaçao of judgments obtained in the U.S., although the courts of Curaçao will in certain circumstances recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The laws of Curaçao provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of Curaçao, there is little statutory protection for minority shareholders other than the provisions of the Civil Code of Curaçao, which provides for shareholder remedies. Minority shareholders of a Curaçao company may commence legal proceedings against the company in which they hold shares on the following grounds:

•	tort (onrechtmatige daad)- a tortious act may arise if a company makes certain promises to the shareholders, the shareholders could expect a certain attitude from the company according to rules of “reasonableness and fairness,” and the company does not comply therewith;

•	breach of contract- assuming there is any specific contract between the minority shareholders and the company; and

•	nullification of resolutions- if a resolution is approved in violation of the provisions of Curacao law or the articles of association as to how the decision needs to be taken, or in violation of rules, or in case a resolution to amend the articles adversely affects the legal position of a person involved in the company (such as a minority shareholder), provided such person has a serious interest, the resolution can be nullified.

Under Curaçao law, shareholders who satisfy certain threshold requirements can initiate inquiry proceedings with the joint Court of Justice of Aruba, Curaçao, Sint Maarten, Bonaire, Sint Eustatius and Saba. Such inquiry proceedings can relate to the policy of the company and its business as well as to the (deficient) functioning of the company as such. The Court of Justice will only order an inquiry if it finds that well-founded reasons exist to doubt the soundness of the policies of the company or the conduct of its business. This is not restricted to the policies of the governing bodies of the company (for example, the board) but can also pertain to acts or omissions of the general meeting of shareholders. During the proceedings, the Court of Justice may impose immediate provisional measures, such as a temporary amendment to the articles of association of the company and the appointment of interim board members.

In addition to the above, there are alternative claims under Curaçao law available for minority shareholders who seek relief for alleged wrongful acts by a company, its directors or the majority shareholders, such as contesting the corporate resolutions of a company and requesting the majority shareholders to purchase the stake of the minority shareholders (uittreding). However, these alternative possibilities are very cumbersome and time-consuming and may not be instituted in respect of shares which are traded at a stock exchange.

Curacao law makes it more difficult for us to enter into a change of control transaction in which we are acquired and you are paid a premium on the shares that you hold in our company.

Our status as a Curacao company makes it more challenging (compared to Israel and various US states) to consummate a change of control transaction in which our company is acquired and our shareholders benefit economically via the payment of a premium on their shares relative to the then-current market price. Under Curacao law, there is no legal basis for a reverse triangular merger, a commonly-utilized transaction structure for the acquisition of publicly traded companies such as ours, in which shareholders receive cash. Curacao law allows for the acquisition of a publicly traded company such as ours for cash through a tender offer, provided that the offeror acquires at least 95% of the company's issued and outstanding share capital (which 95% threshold may be reduced under certain circumstances to 90% or 80% in case of a pre-wired asset sale), following which the offeror can purchase the remaining shares subject to court approval and possibly the exercise of certain dissenters' rights. Since Curacao law does not permit a cash merger and due to the challenges in obtaining such level of acceptance of the tender offer, a potential buyer might need to use different structures to acquire our company, e.g. migrating the company to another jurisdiction that allows for a cash merger as a means to acquire publicly traded companies; however, such process may be very time-consuming and could therefore prevent such a transaction from occurring. An additional option under Curacao law is a sale of assets, which is likely to be generally less efficient to our shareholders from a tax perspective.  Each of the foregoing limitations or disadvantages of effecting an acquisition of our company or its assets in which shareholders realize a premium could furthermore adversely impact the market price of our shares in an ongoing manner.

Item 4.	Information on the Company

A.	History and Development of the Company.

Corporate Details

Our legal and commercial name is Sapiens International Corporation N.V., and we were incorporated and registered in Curaçao on April 6, 1990. We are a public limited liability company and operate under the provisions of the Curaçao Commercial Code. In addition, we are registered as an Israeli company for tax purposes only. Our principal place of business is located at Azrieli Center, 26 Harokmim Street, Holon, 5885800, Israel, and our telephone number there is +972-3-790-2000. Sapiens Americas Corporation is our agent in the United States. Our World Wide Web address is www.sapiens.com. The information contained on the web site is not a part of this annual report. Except as described elsewhere in this annual report, we have not had any important events in the development of our business since January 1, 2016.

Capital Expenditures and Divestitures since January 1, 2014

In the third quarter of 2014, we acquired Knowledge Partners International LLC, or KPI, and the assets of The Decision Model, or TDM, for total consideration of $2.1 million in cash and 57,000 ordinary shares of Sapiens Decision, our subsidiary which holds all of the interests in KPI (representing 3% of Sapiens Decision’s issued and outstanding ordinary shares immediately prior to closing). In addition, one of the shareholders of KPI received 88,500 restricted shares of Sapiens Decision (of which 29,500 vested during each of the years ended December 31, 2015 and 2016) plus $450,000 in cash, subject to certain performance criteria. The agreements for the foregoing acquisitions included, among other things, certain put and call options relating to the Sapiens Decision shares issued upon consummation of the transaction and certain other benefits payable upon the occurrence of certain conditions. For further information, please see Note 1(d) to our consolidated financial statements included in Item 18 of this annual report.

In the second quarter of 2015, we acquired IBEXI Solutions Private Limited, or IBEXI, an India-based provider of insurance solutions and services, which services 18 insurers in both the P&C and L&P markets throughout Southeast Asia. The total purchase price in this acquisition was approximately $4.8 million, which we paid in cash at the closing, and which is subject to adjustment based on certain future criteria. For further information, please see Note 1(b) to our consolidated financial statements included in Item 18 of this annual report.

In the third quarter of 2015, we acquired Insseco, a Poland-based software and services provider for the insurance market, from Asseco Poland S.A., or Asseco, the indirect controlling shareholder of our company, which helped us to establish a strong presence in the Polish insurance market. We paid approximately $9.1 million in cash for Insseco, subject to upwards adjustment based on its achieving future revenue goals. For further information, please see Note 1(b) to our consolidated financial statements included in Item 18 of this annual report.

In the third quarter of 2016, we acquired Maximum Processing Inc., or MaxPro, a privately-held company headquartered in Bradenton, Florida, with offices in Garner, North Carolina. MaxPro is the provider of the Stingray System, a P&C insurance administration suite targeted towards the tier 4-5 U.S. market, as well as managing general agents, or MGAs, third-party administrators, or TPAs, and insurance brokers. We paid $4.3 million in cash for this acquisition (including $1.5 million that we placed in escrow at the closing). The seller also has the right to receive performance based payments of up to $2.6 million relating to achievements of revenue and profitability goals over three years (2016, 2017, 2018), which are also subject to continued employment. For further information, please see Note 1(b) to our consolidated financial statements included in Item 18 of this annual report.

In the third quarter of 2016, we acquired 4Sight Business Intelligence Inc., or 4Sight, a provider of business intelligence reports that is based in Austin, Texas. 4Sight offers insurance-specific business intelligence, or BI, solutions, including 4SightBI, a P&C-specific, off-the-shelf business intelligence (BI) product. We paid $330,000 in cash for this acquisition. In addition, the seller of 4Sight may receive additional performance-based payments of up to $2.6 million relating to achievements of revenue and profitability goals over three years (2016, 2017, 2018), which are also subject to continued employment. For further information, please see Note 1(b) to our consolidated financial statements included in Item 18 of this annual report.

In the first quarter of 2017, we acquired StoneRiver, a Denver, Colorado-based provider of a wide range of technology solutions and services to insurance carriers, agents, and broker-dealers, whose product groups encompass front-office, policy, claim, rating, underwriting, billing, and reinsurance solutions for all major business lines. The acquisition will enable us to expand the range of solutions and services that we offer in North America. We paid approximately $100 million in cash, subject to certain adjustments based on working capital, transaction expenses, unpaid debt and certain litigation matters. For further information, please see Note 17(a) to our consolidated financial statements included in Item 18 of this annual report.

Our principal capital expenditures during the last three years related mainly to the purchase of computer equipment and software for use by our subsidiaries. Our capital expenditures totaled approximately $1.5 million in 2014, $2.8 million in 2015 and $4.7 million in 2016.

B.	Business Overview.

We are a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Our extensive expertise in the insurance industry is reflected in our innovative software suites, solutions and services for providers of property & casualty/general insurance (P&C), and life, annuities and pension (L&P) insurance. Our offerings enable our customers to effectively manage their core business functions, including policy administration, claims management and billing.

We also supply core record-keeping software solutions for retirement services and a complete offering for reinsurance providers. Additionally, we offer a decision management platform that enables our customers to quickly deploy business logic and comply with policies and regulations across their organizations and our digital suite facilitates an end-to-end, holistic and seamless digital experience for agents, customers and assorted insurance personnel.

Our solutions, which possess modern, modular architecture and are digital-ready, empower customers to respond to evolving market needs and regulatory changes, while improving the efficiency of their core operations. These enhancements increase revenues and reduce costs.

Software Solutions

Our software solutions portfolio is comprised of:

•	Life, Pension, Annuity and Retirement Solutions – comprehensive software solutions for the management of a diversified range of products for life, pension, annuity and retirement. Our portfolio includes Sapiens ALIS, Sapiens INSIGHT, Sapiens Retirement and Sapiens Closed Books.
•	Property and Casualty/General Insurance Solutions – a comprehensive software suite of solutions supporting a broad range of business lines, including personal, commercial and specialty lines, as well as a solution for the management of reinsurance contracts. Our portfolio includes Sapiens IDIT and Sapiens Reinsurance.
•	Sapiens DECISION – an enterprise-scale platform that enables institutions to centrally author, store and manage all organizational business logic. Organizations of all types – including banks, mortgage institutions and insurers – use it to track, verify and ensure that every decision is based on the most up-to-date rules and policies.
•	Sapiens Digital Suite – a digital transformation solution comprised of five integral offerings: advanced analytics, a portal for consumers and agents, personalized video capabilities, a customer engagement platform and cloud offerings and services. Together they offer an end-to-end, holistic and seamless digital experience for agents, customers and assorted insurance personnel.
•	Technology-Based Solutions – tailor-made solutions (unrelated to the insurance or financial services market) based on our eMerge platform, which provides end-to-end, modular business solutions, ensuring rapid time to market.

Services

Our services modernize and automate processes for insurance providers and financial institutions around the globe, helping to create greater organizational efficiencies, reduce costs and provide a better end user experience.

Our services include:

•	Project delivery and implementation
•	Business and technical consulting related to our products
•	Project and program management
•	Training
•	User acceptance testing
•	Migration
•	Maintenance
•	Ongoing support
•	Hosting and managed services
•	Product upgrades
•	Business transformation services

Built on a solid foundation of insurance domain expertise, proven technology and a history of successful deployments, our organization assists clients in identifying and eliminating IT barriers to achieve business objectives.

For more information about our software solutions and services, please see “Sapiens’ Software Solutions” and “Sapiens’ Global Services” below in this section.

Our Marketplace and its Needs

Our Target Markets

We operate in a large market undergoing significant transformation. According to a research report published by Celent, a research and consulting firm (IT Spending in Insurance, a Global Perspective, 2016, by Jamie Macregor, Juan Mazzini, Karen Monks and KyongSun Kong, published on April 27, 2016), global IT spending by insurance companies is expected to grow from $184.9 billion in 2016 to $195.5 billion in 2017 and $208 billion in 2018. In particular, IT spending on external software and IT services, which was expected to total approximately $81 billion in 2016, is expected to increase to $87 billion by 2017, reflecting a 7.3% growth rate.

We believe that our current total addressable market for core insurance software solutions is approximately $30 billion, which we expect to grow as a result of insurance carriers’ and financial institutions’ need to spend on modern software solutions from external providers to address the operational challenges presented by the inefficiency of their legacy core systems. Legacy systems possess technical and functional limitations that adversely impact carriers’ ability to swiftly launch new, innovative products that satisfy their customers’ changing needs and preferences. By slowing down carriers’ business and geographic expansion, legacy systems create operational inefficiencies that are translated into increased business risk and financial costs.

Our customers are operating in a dynamic and changing regulatory environment. Often their legacy systems simply do not support new regulatory requirements and put carriers at risk of non-compliance. We believe these challenges will accelerate the shift from spending on legacy systems to new vendor software solutions, and the shift from reliance on in-house development to external vendors.

There is also a strong trend of shifting attention to the end-customer experience and activities, with a focus on digital operations. Many insurers are currently unable to provide the type of quality digital experience that their customers are already enjoying across most other verticals and customer satisfaction is only one of the many recognized benefits of going digital. This can only be supported via increased usage of data for decision-making, risk analysis, customer evaluation and rating, which requires a streamlined data flow and easy access to information from multiple sources.

Life, Pension, Annuity and Retirement Markets

Life, pension, annuity and retirement providers offer their customers a wide range of products for long-term savings, protection, pension and insurance. They assist policyholders with financial planning through life insurance, retirement, pension, medical and investment products. Their products can be classified into several areas, primarily investment and savings, risk and protection, pension and health-related products. These products can be targeted to individuals, as well as group- and employer-related products. Some insurance and financial services providers also offer retirement services products, particularly management of, and recordkeeping for, defined contribution retirement plans.

Retirement services offer employer-related, defined contribution plans that are the primary and fastest-growing retirement savings vehicles in the U.S., including nearly one-third of overall retirement assets. Financial services companies – including insurance companies, mutual funds, banks and third-party administrators (TPAs) – provide recordkeeping services for employer-related plans. Recordkeeping service providers commonly use legacy or in-house software solutions to manage their books.

Property & Casualty/General Insurance Market

Property and casualty insurance – also known as non-life insurance, or general insurance (GI) – protects policyholders against a range of losses on items of value. P&C insurance includes the personal segment, which is insurance coverage for individuals, with products such as motor, home, personal property and travel; the commercial segment, covering aspects of commercial activity, such as commercial property, car fleets and professional liability; and specialty lines, covering unique domains, such as marine, art and credit insurance.

Reinsurance is insurance that is purchased by an insurance company (“ceded reinsurance”) from another insurance company (“assumed reinsurance”) as a means of risk management. The reinsurer and the insurer enter into a reinsurance agreement (referred to as “contract” or “treaty”), which details the conditions upon which the reinsurer would pay the insurer’s losses. The reinsurer is paid a reinsurance premium by the insurer and the insurer issues insurance policies to its own policyholders. The insurer must maintain an accurate system of records to track its reinsurance contracts and treaties, to avoid claims leakage.

Financial Services Market for Decision Management

Increasing competition, regulatory burden, customer experience expectations, the proliferation of digital and product innovation requirements are necessitating a shift in thinking and approach across the financial services market. By replacing conventional policy and process management with the growing discipline known as “decision management,” financial institutions are bridging the gap between business and IT by enabling business users to rapidly frame requirements in formal business models that can be easily understood by all stakeholders.

The decision management processes in financial services affects overall corporate performance, including its impact on customers and competitors. Decision management systems are a key performance component of every financial services organization, as they help the organization define, avoid and hedge financial risk.

Needs of our Target Markets

Large financial organizations must constantly invest in their IT systems to respond to key market drivers.

They require the ability to:

•	Satisfy today’s sophisticated, tech-savvy and demanding customers – who expect the type of instant, personalized service they enjoy via Facebook or Amazon – via digitalization and innovative initiatives.
•	Provide innovative business models, based on technology capabilities and digital operation (such as a portal, a web-based acquisition process, advanced analytics, customer engagement platforms and the usage of data sources – such as wearables, the Internet of Things (IoT) and robo-advice.
•	Respond to complex and evolving regulatory standards, such as Solvency II, Dodd-Frank legislation, DGPR, etc.
•	Support internal customers’ growth and operations. This includes reducing the time to market of new products, expanding into new geographies, reducing costs and streamlining operations.

Specific Needs of the Insurance and Retirement Services Markets

The insurance market is a large, complex and highly regulated environment. Insurance carriers operate in a super-competitive and quickly evolving market, which necessitates differentiating their value propositions. Additionally, carriers operate under a rigid regulatory regime that demands fast compliance.

To efficiently manage their operations, insurance carriers require IT platforms that enable rapid introduction of changes via configurable, user-driven activities, integration with internal and external systems, control and auditing of internal employees’ work, support for omni-channel distribution and clear visibility into the carrier’s business operations, through streamlining and intelligent usage of data.

Insurance carriers are experiencing substantial operational challenges due to the inefficiency of their legacy policy administration systems and their lack of digitalization. These legacy systems, which include both technical and functional limitations, acutely impact carriers’ ability to cope with growing challenges, such as the need for innovation, the shift of power to the consumer, and the dynamic and constantly changing regulatory environment.

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

•            Change in end-consumers’ behavior and the shift of power to consumers – Insurance carriers must adapt rapidly to the shifting needs and behaviors of consumers, including the types and terms of insurance products offered, and how consumers access information. Insurance carriers require systems with integration capability and support for multi-channel distribution, so they can reach their clients’ customers and partners using multiple methods, including social media, across devices.

•            A need to improve operational efficiency and reduce total cost of ownership – We believe that a majority of insurance carriers are still using inefficient and outdated processes that do not automate operations and workflows, and thus don’t offer efficient process management. Many of these processes may have high error rates. Additionally, the ongoing maintenance of legacy systems is expensive and technically difficult. A specialized IT staff with the requisite skills and experience needed to maintain these systems is difficult to find or replace. Insurers seek systems that are modern, digital, automated, efficient and easy to maintain, and can lower costs over the long term.

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

Business Decision Management Market Needs

Many large organizations, particularly in the financial services market, must comply with complex regulations. They operate in highly competitive markets that require quick responses. Business logic drives most of the financial services transactions and is the backbone of an organization’s policies and strategies, and its ability to successfully operate.

To operate efficiently, business owners must assume ownership of the business logic and possess the ability to define and modify it; standardize it; and reuse it across the organization. Today, business logic is defined by business owners and compliance officers, but IT departments translate the requirements into code. This process raises several key challenges: the result does not always accurately reflect the business requirements; the new requirements might conflict with, or override, previous requirements; and the entire process is not fully audited. These gaps often create an inefficient and risk-exposed organization.

Sapiens’ Software Solutions

Overview

We are a leading global provider of software solutions for the insurance industry with a growing presence in the financial services sector. By enabling our customers to digitize and be more agile in the face of new and changing business environments, we help them take advantage of powerful current trends – such as the Internet of Things, social media, ride sharing, customer engagement, robo-advice, etc. – while simultaneously reducing IT costs.

We offer our insurance customers a range of packaged software solutions that are:

•	Comprehensive and function-rich, supporting generic insurance standards, regulations and processes by providing field-proven functionality and best practices.
•	Customizable, to easily match our customers’ specific business requirements. Our flexible architecture and configurable structure allows quick functionality augmentation that permits our platform to be used across different markets, unique business requirements and regulatory regimes, utilizing our knowledge and extensive insurance best practices.
•	Service-oriented architecture (SOA) based, to provide easy integration to any external application under any technology, allowing streamlined connectivity to all satellite applications and enhancing the digital experience and omni-channel distribution (while maintaining total platform independence and system reliability).
•	Digital, revealing their history and anticipating their future needs, while facilitating easy communication across preferred interaction channels and devices.
•	Component-based and scalable, allowing our customers to deploy the solutions in a phased and modular approach, reducing risk and harm to the business, while supporting the growth plans and cost efficiency of the organization.

Our packaged software solutions enable:

•	Rapid deployment of new insurance products, via configurable software, which creates a competitive advantage in all of the insurance markets we serve.
•	Improvement of operational efficiency and reduction of risk, by providing full insurance process automation, with configurable workflows, audit and control, streamlined insurance practices and simple integration and maintenance.
•	Reduction of overhead for IT maintenance through easy-to-integrate solutions with flexible and modern architecture, resulting in lower costs for ongoing maintenance, modifications, additions and integration.
•	Enhanced omni-channel distribution and focus on the customers, through event-driven architecture, a proactive client management approach, rapid access to all levels of data and a holistic view of clients and distributors.
•	Various deployment models, from an on-premise deployment approach, to cloud and hosted solutions.
•	Support of digitalization, which holds massive potential for insurers and financial services institutions, if they manage to efficiently digitalize their operations, support omni-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – including tablets and mobile devices.

Sapiens Life, Pension & Annuity Solutions

Sapiens ALIS for Life, Pension and Annuities

Sapiens ALIS is a comprehensive software solution for individual and group insurance products. It provides comprehensive support for the complete policy lifecycle of all life insurance products – from quotation and illustrations; to underwriting, billing and servicing; through claims management and exit processing.

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

On top of the functional modules, Sapiens ALIS provides a set of digital capabilities to its customers, including an advanced analytics solution, a consumer and agent portal, personalized video capabilities and a customer engagement platform These capabilities increase customer touch-points and generate actionable insights. Sapiens has partnered with Microsoft Azure to offer its Sapiens ALIS policy administration system and accompanying services over private and public clouds.

Sapiens Retirement Services

Leveraging assets we have built from our Sapiens ALIS offering, we have developed Sapiens Retirement, a modern, end-to-end, packaged software solution that manages record-keeping for defined-contribution recordkeeping providers.

Sapiens Retirement Services Platform is a next-generation, defined contribution platform that enables recordkeepers to secure and retain profitable plans by offering the efficiency, flexibility and end-to-end governance required for success in today’s market. Designed by leading industry experts, Sapiens Retirement Services supports a wide range of plan types – 401(k), 403(b) and 457 – from micro to mega plans, and the associated plan variations, including ERISA, Non-ERISA, Safe Harbor, Taft Hartley and others.

Sapiens Closed Books

Sapiens Closed Books is a solution for life and pension insurance companies that enables them to efficiently and more effectively administer policies and claims relating to their legacy portfolio and closed books business (products that are no longer open to new business, but must still be administered).

An industry leading and proven system, Sapiens Closed Books was designed to deliver solutions to legacy portfolio challenges, while significantly cutting the costs that are commonly associated with legacy platforms. Sapiens Closed Books provides a full, end-to-end legacy portfolio-focused system that is capable of dealing with missing data, old legislation and a wide range of product types.

The Sapiens Closed Books model ensures that benefits are realized in a controlled and low risk manner, via best practices and proven industry experience.

Sapiens INSIGHT

Sapiens INSIGHT is offered uniquely in Israel, enabling life and pension insurance providers to handle a wide range of activities and regulations that are unique to the Israeli market.

Sapiens Property & Casualty/General Insurance Solutions

Sapiens IDIT

Sapiens IDIT is a component-based software solution, addressing the specific needs of general insurance carriers for traditional insurance, direct insurance, bancassurance and brokers markets, primarily in EMEA and Asia-Pacific.

It supports a broad range of general, personal and commercial lines of business, including:

•	Personal lines – motor, personal property and homeowner, yacht, travel, medical insurance, liability, professional indemnity, etc.
•	Commercial lines – fleet insurance, marine, cargo, engineering, real estate and commercial building, small and large commercial risks, etc.
•	Specialty lines – agriculture, credit insurance, art insurance, etc.

Sapiens IDIT integrates multiple front office and back office processes, including insurance product design, the quote and buy process, policy administration, underwriting, call center, and remote users and partners, backed by fully secured internet-based capabilities.

By providing a full set of components, Sapiens IDIT supports insurance carriers’ core operations lifecycle – from inception to renewal, and claims. This includes:

•	Policy administration
•	Claims management
•	Billing and collection

Sapiens IDIT includes modular software components that can be customized to match specific insurance business requirements, while providing pre-configured functionality, including:

•	Product factory
•	Policy administration
•	Billing and collection
•	Claims management
•	Customer Relationship Management (CRM)
•	Intermediary management
•	Workflow management
•	Technical accounting
•	Document management

On top of the functional modules, Sapiens IDIT provides a set of digital solutions and services to its customers, including an advanced analytics solution, a consumer and agent portal, personalized video capabilities and cloud offerings and services. These capabilities accelerate and automate responses, and reduce costs.

Sapiens Stingray

Sapiens Stingray is a modular browser-based, property and casualty policy administration solution for Policy (quoting, rating, issuance), Billing, Claims and Reinsurance administration. Sapiens Stingray includes complete customer and agent portals as well as an imaging system. Additionally, Stingray has statistical bureau reporting, DMV, Credit Card, General Ledger, Comparative Raters, CLUE, Business Intelligence, reporting and many other third party insurance related interfaces.

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

Sapiens Reinsurance offers end-to-end processing, including:

•	Set-up and definition of the reinsurance program and comprehensive transaction processing for both cession and assumed contracts
•	Automated production of all periodic statements, billings, bordereaux and accounts for all parties – reinsurers, brokers and ceding companies
•	All-inclusive financial accounting module for current accounts management, P&L and balance sheet figures, and comprehensive support for general ledger accounts
•	Complete audit trail and tracking capability of all activities, transactions and business processes

Sapiens Insight

Sapiens Insight for P&C is a software solution used by carriers that works on IBM System z (mainframe) and System i platforms. Insight for P&C has been customized to meet specific business demands at the insurer level and regulatory needs at the state level.

Sapiens Digital Suite

Sapiens INTELLIGENCE

Sapiens INTELLIGENCE is a modular, highly innovative business intelligence solution specifically designed for the insurance market. Based on the advanced technology of SAP’s analytics platform, Sapiens INTELLIGENCE is an important component of the industry-leading Sapiens’ portfolio and is comprised of two integral elements: SmartStore and InfoMaster.

SmartStore is a centralized data hub for all insurance reporting and analytics. It gathers data from Sapiens’ operational repository and intelligently transforms it into an insurance-domain set of business logical models, specifically designed for complex and in-depth analytics.

InfoMaster is Sapiens’ set of analytical applications, offering a wide range of data visualization and analysis capabilities through reporting, dashboards and data discovery. Incorporating Sapiens’ best practices and three decades of leading experience, Sapiens InfoMaster helps insurers achieve greater efficiency and begin reaping the benefits of analytics immediately.

Sapiens PORTAL

The Sapiens PORTAL is pre-integrated with Sapiens ALIS and Sapiens IDIT. In addition to enjoying the myriad benefits provided by Sapiens ALIS and Sapiens IDIT, insurers can deploy a portal that will transform their online sales, customer and agent experience.

The Sapiens PORTAL was specifically designed to address insurers’ needs, guided by Sapiens’ three decades of industry experience. Two key segments are addressed by the Sapiens PORTAL:

The PORTAL for Consumers is a direct-to-consumer application that enables customers to buy policies, view the status of their policies and accounts, issue claims and conduct many other transactions that save insurers time and reduce costs. Insurers can leverage their investment by offering customers a unique, real-time customer experience tailored to today’s digital natives.

The PORTAL for Agents empowers the agent with full lifecycle enablement, including the ability to manage their pipeline, sell policies to their consumers and provide top-level customer service in real time. They can also obtain a holistic view of their business performance overall and benefit from full access to all their remunerations, payments, commission transactions and statements. Equipping agents with self-service tools that make their lives easier and help them better serve their customers will increase agent efficiency and satisfaction.

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

Organizations are undergoing a paradigm shift in the way they approach change, by replacing conventional policy and process management with a growing discipline called “decision management.” Decision management bridges the gap between business and IT, by enabling business users to rapidly frame requirements in formal business models that can be easily understood by all stakeholders. This ensures that the business logic is complete, internally consistent and accurate, and does not replicate existing logic.

Sapiens DECISION allows the reusability and governance of business logic across all business divisions and software applications, using any rules engine or business process management system, and integrating seamlessly with the BRM or BPM system that the organization has in place.

Some of the key benefits for organizations that use Sapiens DECISION are:

•	Reduced risk, by assessing the impact of any change (competitive, strategy, regulatory, etc.) and allowing users to simply and quickly design new and sustainable models to meet evolving business requirements.
•	Limited costs and complexity, by centralizing the development and dissemination of institutional business logic, which improves efficiency.
•	Improved visibility and true governance, by putting business users in full control of institutional business logic and enabling them to trace every policy and rule back to its motivation and documentation.
•	Establishment of a “single point of truth,” by providing business and IT users a centralized business logic repository.

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

Sapiens’ Global Services

Our services modernize and automate processes for insurance providers and financial institutions around the globe, helping to create greater organizational efficiencies, reduce costs and provide a better end-user experience. Built on a solid foundation of insurance domain expertise, proven technology and a heritage of successful deployments, we assist clients in identifying and eliminating IT barriers to achieve business objectives. Benefits include:

•	Project delivery experience – more than 30 years of field-proven project delivery of core system solutions, based on best practices and accumulated experience.
•	System integration – we help our customers deploy modern solutions, while expertly integrating these solutions with their legacy environments that must be supported.
•	Global presence – insurance and technology domain experts are available worldwide to provide professional services.

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

We partner with several system integration and consulting firms to achieve scalable, cost-effective implementations for our customers. We have developed an efficient, repeatable methodology that is closely aligned with the unique capabilities of our solutions.

Our Strengths

Comprehensive suitesof high-end, crucial solutions for insurance. We offer end-to-end solutions for both the P&C and L&P/L&A markets, supporting most sub-segments of these markets and the complete lifecycle of product lines. Our software supports and enables our customers’ core insurance business processes throughout the full lifecycle of administration within an organization, including policy administration, billing and claims, which we believe is a unique offering among software solution providers. In addition, our solutions for the retirement market support core record-keeping for retirement services providers, which is fundamental to their operations. Built for global and multi-national operations, our solutions are used in a variety of international regulatory, language and currency environments. Our digital suite is pre-integrated with Sapiens IDIT and Sapiens ALIS.

Innovative solutions with leading functionality and technology. Our solutions are based on advanced, modern architectures that are specifically designed to satisfy our customers’ needs. These solutions are integrated, modular and component-based, and include scalable product suites supporting various lines of business. By using our solutions, carriers can support new sales channels, including mobile and social, reduce time to market for new product launches, and lower total cost of ownership. Additionally, we significantly invest in research and development to ensure that our products employ new technology, are compatible with the needs of our clients and are easy to use. As a result, our products maintain a leadership position, as recognized by top industry analysts, such as Celent and Ovum, for their levels of both technology and functionality.

One-stop-shop across products and services. In addition to our market-leading products across P&C and L&P, we possess consulting and implementation capabilities, which we use to customize our products and design the solution that best meets our customers’ requirements. We believe that our customers do business with us not only because of our leading products, but also due to our complementary service offerings, which enhance our products and enable clients to maximize the value derived from our solutions. We believe that this approach lowers the risks for our clients, as they transition to a new system, and at the same time provides them with the functionality they desire. For example, we consult with each of our customers to determine their specific needs and then enhance our core solution and customize the appropriate interfaces. Through these interactions and experiences, we foster long-term relationships with our customers, which provide opportunities to deliver a wide range of our products and services as requirements change over time.

Strong, diverse and stable customer base. We currently serve more than 200 customers globally, including some of the world’s largest global insurance carriers and financial institutions. Our customer base is diversified across insurance providers, including life, pensions and annuities; property and casualty insurers; and retirement services providers. We have been able to successfully maintain these customers due to our broad product portfolio geared toward addressing the needs of these industries. In addition, our business decision management platform is applicable across the financial services industry, including a wide range of financial institutions, and offers an opportunity for further diversification in other markets. Geographically, we derived 34.4%, 21.7%, 16.4%, 13.5% and 14.0% of our revenue from North America, the United Kingdom, the rest of Europe, Israel and the Asia-Pacific region, respectively, in the year ended December 31, 2016, and 33.0%, 22.9%, 17.7%, 15.3% and 11.0%, respectively, in the year ended December 31, 2015.

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

Proven management team. Our management team has extensive experience in the insurance and financial services industries and we have been able to achieve our business and development objectives to date. Management has also been successful in retaining key personnel from the companies we acquired,enabling us to benefit from their experience and knowledge of the acquired products and technology. Our management team possesses a variety of skills in product development, business development, sales, marketing, technology and finance, as well as a unique knowledge of the financial services industry. We have maximized contributions from our hard working, talented and innovative employees.

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

Mergers and Acquisitions. Our M&A approach facilitates our growth strategy. We seek to identify new growth markets to penetrate via acquisition of local offices and customer bases. In addition, we aim to enhance our product portfolio with complementary solutions that will help our customers excel. We believe that our acquisition of local customer bases and expertise will accelerate our market penetration in growth geographies. We plan to take advantage of our recent acquisition of StoneRiver to strengthen our presence in North America, expand our product portfolio and accelerate our footprint in the U.S. Property & Casualty market.

Capture adjacencies and new opportunities. In order to maximize the value of our current offerings and leverage our long-term relationships with customers, we plan to feature and promote our digital suite to enhance our presence in the insurance market. To date, our core insurance software solutions account for approximately 80% of our business, while our technology platforms account for approximately 20% of our business. We believe our plan to remain vertically focused, while concentrating on our customers’ ancillary needs, will strengthen our customer relationships. Additionally, we plan to focus on penetrating the financial services market with our business decision management platform to aid financial services organizations in the management, design and simulation of the business logic behind operations. Our business decision management platform can be geared toward compliance in a wide variety of organizations to facilitate streamlined and efficient regulatory compliance.

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

Different types of competitors include:

•	Global software providers with their own IP.
•	Local/domestic software vendors with their own IP, operating in a designated geographic market and/or within a designated segment of the insurance industry.
•	BPO providers who offer end-to-end outsourcing of insurance carriers business, including core software administration (although BPO providers want to buy comprehensive software platforms to serve as part of the BPO proposition from vendors and may seek to purchase our solutions for this purpose).
•	Internal IT departments, who often prefer to develop solutions in-house.

We differentiate ourselves from our competitors via the following key factors:

•	We offer innovative and modern software solutions, with rich functionality and advanced, intuitive user interfaces.
•	We use model-driven architecture that allows rapid deployment of the system, while reducing total cost of ownership.
•	Our solutions are built using an architecture that allows customers to implement the full solution or components, and readily integrate the solution or individual components into their existing IT landscape.
•	We recognize technology trends and invest in adjusting our solutions to meet this rapid pace.
•	We are able to fund R&D investment and maintain the competitive advantage of our products due to our large and growing customer base and financial stability.
•	Our delivery methodology is based on extensive insurance industry experience and cooperation with large insurance companies globally.
•	We leverage our proven track record of successful delivery to help our customers deploy our modern solutions, while integrating with their legacy environment (that must remain supported).

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

Sales and Marketing

Our main sales channel is direct sales, with a small portion of partner sales. Our sales team is dispersed across our regional offices in North America, the United Kingdom, Belgium, France, Israel, Australia, India, Poland and Japan. The direct sales force is geared to large organizations within the insurance and financial services industry.

In 2016, we continued to significantly invest in our target regions – North America, UK and Europe – and our sales, presales, domain experts and marketing personnel. We anticipate that our sales team will leverage their proximity to customers and prospective clients to drive more business, and offer our services across our target markets.

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

We attend major industry trade shows to improve our visibility and our market recognition. Additionally, we host client conferences – such as our annual Sapiens Client Conference, which took place in Gouvieux, France in October 2015 and in North Atlanta, U.S. in September 2016 – that are intended to strengthen our relationships with our existing customer base. We continue investing in our web presence, we created a new blog channel in 2014 (“Sapiens Spotlight”) and totally refreshed and redesigned our website. We also invest in our working relationships and advisory services within the global industry-analyst community.

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

In the third quarter of 2014, we acquired KPI and the assets of The Decision Model, or TDM, which included certain intellectual property rights, including a patent held by TDM and a patent application for The Event Model, or TEM. Both TDM and TEM relate to decision management methodology that was invented by Larry Goldberg and Barbara Von Halle (in the case of TEM, IBM was a co-inventor as well). See “Item 4.A. History and Development of the Company– Capital Expenditures and Divestitures since January 1, 2014” and “Item 4.B. Business Overview— Sapiens Business Decision Management Solutions” for further information.

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
Sapiens North America Inc.: incorporated in Ontario, Canada.

Sapiens (UK) Limited: incorporated in England
Sapiens France S.A.S.: incorporated in France
Sapiens Deutschland GmbH: incorporated in Germany (owned 100% by Sapiens Technologies (1982) Ltd.)
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

Ibexi Solutions Private Limited: incorporated in India (owned 95% by Sapiens Technologies (1982) Ltd)

Ibexi Solutions Pte Limited: incorporated in Singapore (owned 100% by Ibexi Solutions Private Limited)

Ibexi Solutions FZE: incorporated in Dubai (owned 100% by Ibexi Solutions Private Limited)

Sapiens Software Solutions (Poland) Sp. z o.o. (formerly Insseco Sp. z o.o.): incorporated in Poland (owned 100% by Sapiens Technologies (1982) Ltd)

Maximum Processing Inc., incorporated in Florida (owned 100% by Sapiens Americas Corporation)

4Sight Business Intelligence Inc., incorporated in Texas (owned 100% by Sapiens Americas Corporation)

StoneRiver, Inc, incorporated in Delaware (owned 100% by Sapiens Americas Corporation)

Sapiens Software Solutions (Denmark ApS): incorporated in Denmark (owned 100% by Sapiens (UK Insurance Software Solutions Limited))

Sapiens Software Solutions Instanbul: incorporated in Turkey (owned 100% by Sapiens Technologies (1982) Ltd.)

Sapiens SA PTY Ltd.: incorporated in South Africa (owned 100% by Sapiens (UK Insurance Software Solutions Limited))

We are a member of the Formula Systems (1985) Ltd., or Formula, Group (NASDAQ: FORTY and TASE: FORT). Formula is a holding and managing company of (currently) three publicly traded companies that provide IT solutions worldwide, developing and implementing innovative, proprietary software, services and solutions, turnkey projects and outsourcing services, as well as software distribution and support.

Based on information provided to the Company by Formula, Formula held 23,954,094 of our Common Shares, or approximately 48.9% of our outstanding Common Shares as of March 1, 2017. As of March 1, 2017, Asseco beneficially owned 46.3% of the outstanding share capital of Formula.

Based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us.

D.	Property, Plants and Equipment.

We lease office space, constituting our primary office locations, in the following countries: Israel, the United States, Canada, the United Kingdom, Belgium, Japan, India and Poland. The lease terms for the spaces that we currently occupy are generally five to eleven years. Based on our current occupancy, we lease (except for owned real property indicated below) the following amount of office space in the following locations, which constitute our primary locations:

•	Israel – approximately 135,100 square feet;
•	United States – approximately 20,300 square feet*;
•	Canada – approximately 1,400 square feet;
•	United Kingdom – approximately 21,400 square feet;
•	Japan – approximately 6,400 square feet;
•	India – approximately 45,400 square feet;
•	Poland – approximately 27,200 square feet; and
•	China – approximately 1,200 square feet.

* 10,243 square feet of such office space in the United States constitutes owned real property.

Our Israeli offices house our corporate headquarters, as well as our core research and development activities. As of December 31, 2016, the lease at our Israeli facility is for a term of in excess of seven remaining years and we have an option to extend the term for an additional five years. In 2016, our rent costs totaled $6.3 million, in the aggregate, for all of our leased offices (which does not include office space leased by StoneRiver in the United States, since it was acquired after December 31, 2016). We believe that our existing facilities are adequate for our current needs.

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

Our operating cash flows were $21.6 million, $40.4 million and $26.0 million for the years ended December 31, 2014, 2015 and 2016, respectively. For a further discussion of our operating cash flows, see “Item 5.B. Liquidity and Capital Resources‒Cash Flows from Operating Activities” below in this annual report.

A.	Operating Results.

GAAP Results of Operations

The following tables set forth certain data from our results of operations for the years ended December 31, 2014, 2015 and 2016, as well as such data as a percentage of our revenues for those years. The data has been derived from our audited consolidated financial statements included in this annual report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this annual report.

Statement of Income Data
(U.S. dollars, in thousands, except share and per share data)

	Year ended December 31,
	2014	2015	2016
Revenues	157,450	185,636	216,190
Cost of revenues	99,095	111,192	130,402
Gross profit	58,355	74,444	85,788
Operating expenses:
Research and development	11,352	10,235	16,488
Selling, marketing, general and administrative	32,097	39,859	44,460
Total operating expenses	43,449	50,094	60,948
Operating income	14,906	24,350	24,840
Financial income, net	124	163	533
Income before taxes on income	15,030	24,513	25,373
Taxes on income	(454)	(4,213)	(5,772)
Net income	14,576	20,300	19,601
Attributed to non-controlling interests	131	59	(43)
Attributed to redeemable non-controlling interest	(18)	1	(134)
Adjustment to redeemable non-controlling interest	-	224	442
Net income attributable to Sapiens’ shareholders	$14,463	20,016	19,336

Statement of Income Data as a Percentage of Revenues

	Year ended December 31,
	2014	2015	2016
Revenues	100%	100%	100%
Cost of revenues	62.9%	59.9%	60.3%
Gross profit	37.1%	40.1%	39.7%
Operating expenses:
Research and development	7.2%	5.5%	7.6%
Selling, marketing, general and administrative	20.4%	21.5%	20.6%
Total operating expenses	27.6%	27.0%	28.2%
Operating income	9.5%	13.1%	11.5%
Financial income, net	0.1%	0.1%	0.2%
Income before taxes on income	9.6%	13.2%	11.7%
Taxes on income	0.3%	2.3%	2.7%
Net income	9.3%	10.9%	9.0%
Attributed to non-controlling interests	0.1%	0.0%	0.0%
Attributed to redeemable non-controlling interest	0.0%	0.0%	0.0%
Adjustment to redeemable non-controlling interest	0.0%	0.1%	0.1%
Net income attributable to Sapiens’ shareholders	9.2%	10.8%	8.9%

Comparison of the years ended December 31, 2015 and 2016

Revenues

Please refer to “Critical Accounting Policies and Estimates” below in this Item 5.A for a description of our accounting policies related to revenue recognition.

Our overall revenues increased by $30.6 million, or 16.5%, to $216.2 million for the year ended December 31, 2016 from $185.6 million for the year ended December 31, 2015, as shown in the table below:

	Year ended December 31, 2015	Year-over-year change	Year ended December 31, 2016
($ in thousands)	$185,636	16.5%	$216,190

Revenues are derived primarily from implementation of our solutions and post-implementation services such as ongoing support and maintenance and professional services as part of an overall solution that we offer to our customers. The increase in revenues for the year ended December 31, 2016 is attributed to organic growth of approximately $38.0 million, primarily due to implementation and professional services generated from existing and new customers, which were offset in part, in an amount of $4.6 million, due to the devaluation of foreign currencies (in which revenues were received) relative to the U.S. dollar. The increase was furthermore due to $3.5 million of revenues attributable to MaxPro and 4Sight, the results of which were included in our consolidated results for the first time for the year ended December 31, 2016.

Revenues by geographical region

The dollar amount and percentage share of our revenues attributable to each of the geographical regions in which we conduct our operations for the year ended December 31, 2015 and 2016, respectively, as well as the percentage change between such periods, were as follows:

	Year ended December 31, 2015		Year-over-	Year ended December 31, 2016
($ in thousands)	Revenues	Percentage	year change	Revenues	Percentage
Geographical region

North America*	$61,332	33.0%	21.4%	$74,455	34.4%
United Kingdom	42,580	22.9%	10.1%	46,892	21.7%
Rest of Europe	32,897	17.7%	8.0%	35,535	16.4%
Israel	28,315	15.3%	2.7%	29,085	13.5%
Asia Pacific	20,512	11.0%	47.3%	30,223	14.0%

Total	$185,636	100%	16.5%	$216,190	100%

*Revenue amounts for North America that are shown in the above table consist of revenues from the United States, except for approximately $0.5 million and $0.9 million of revenues generated in Canada in the years ended December 31, 2015 and 2016, respectively.

Our revenues in North America increased by $13.1 million, or 21.4%, to $74.5 million for the year ended December 31, 2016 from $61.3 million for the year ended December 31, 2015, reflecting an increase of $9.6 million in revenues from existing and new customers, as well as an increase of $3.5 million of revenues attributable to MaxPro and 4Sight, the results of which were included in our consolidated results for the first time for the year ended December 31, 2016.

Our revenues in the United Kingdom increased by $4.3 million, or 10.1%, to $46.9 million in the year ended December 31, 2016 from $42.6 million in the year ended December 31, 2015. The increase was attributable to an increase of $10.52 million in revenues from our existing and new customers, offset by $6.2 million due to devaluation of the GBP relative to the U.S. dollar resulting from the decision of United Kingdom to exit the European Union.

Our revenues in the Rest of Europe increased by $2.6 million, or 8.0%, to $35.5 million in the year ended December 31, 2016 from $32.9 million in the year ended December 31, 2015. The increase was attributable to an increase in revenues from our existing and new customers.

Our revenues in Israel increased by $0.8 million, or 2.7%, to $29.1 million in the year ended December 31, 2016 from $28.3 million in the year ended December 31, 2015.

Our revenues in Asia Pacific, or APAC, increased by $9.7 million, or 47.3%, to $30.2 million in the year ended December 31, 2016 from $20.5 million in the year ended December 31, 2015. The increase was attributable to an increase of $7.7 million in revenues from our existing and new customers in Japan, as well as an increase of $2.0 million due to the appreciation of foreign currencies (primarily the Japanese yen) relative to the U.S. dollar.

Cost of Revenues

Our cost of revenues for the years ended December 31, 2015 and 2016, respectively (both in absolute terms and as a percentage of our overall revenues), as well as the percentage change between those years, are provided in the below table:

($ in thousands)	Year ended December 31, 2015	Year-over- year change	Year ended December 31, 2016
Cost of revenues	$111,192	17.3%	$130,402
Cost of revenues as a percentage of revenues	59.9%		60.3%

Our cost of revenues increased by $19.2 million, or 17.3%, to $130.4 million for the year ended December 31, 2016, as compared to $111.2 million for the year ended December 31, 2015. Cost of revenues increased as a percentage of our revenues during the year ended December 31, 2016, to 60.3% as compared to 59.9% during the year ended December 31, 2015. The increase in absolute cost of revenues was related to the increase in revenues during the year ended December 31, 2016 relative to the year ended December 31, 2015, including due to the inclusion of MaxPro and 4Sight in our consolidated results for the first time for the year ended December 31, 2016. The level of our cost of revenues as a percentage of our revenues remained relatively stable in 2016. Certain projects in certain non-central locations that are not part of our core insurance business had a lower degree of profitability, which contributed to the slight increase in our cost of revenues as a percentage of our revenues. In addition, the appreciation of the New Israeli Shekel relative to the U.S. dollar also increased our cost of revenues as a percentage of our revenues as recorded in U.S. dollars for the year ended December 31, 2016.

Gross profit

Our gross profit for the years ended December 31, 2015 and 2016, respectively (both in absolute terms and as a percentage of our overall revenues), as well as the percentage change between those periods, are provided in the below table:

($ in thousands)	Year ended December 31, 2015	Year over- year change	Year ended December 31, 2016
Gross profit	$74,444	15.2%	$85,788
Gross profit as a percentage of revenues	40.1%		39.7%

Our gross profit increased by $11.4 million, or 15.2%, to $85.8 million for the year ended December 31, 2016, as compared to $74.4 million for the year ended December 31, 2015. This increase was primarily attributable to the absolute increase in our revenues by $30.6 million for the year ended December 31, 2016 compared to the year ended December 31, 2015. The decrease in gross profit as a percentage of revenues for the year ended December 31, 2016 was due to the factors described above with respect to the increase in our cost of revenues as a percentage of revenues.

Operating expenses

The amount of each category of operating expense for the years ended December 31, 2015 and 2016, respectively, as well as the percentage change in each such expense category between such periods, and the percentage of our revenues constituted by our total operating expenses in each such period, is provided in the below table:

($ in thousands)	Year ended December 31, 2015	Year-over- year change	Year ended December 31, 2016
Research and development, net	$10,235	61.1%	$16,488
Selling, marketing, general and administrative	39,859	11.5%	44,460
Total operating expenses	$50,094	21.7%	$60,948
Percentage of total revenues	27.0%		28.2%

Research and development expenses, net increased by 61.1% for the year ended December 31, 2016 compared to the year ended December 31, 2015. This increase was attributable to our greater level of investment in research and development activities in support of the expansion of our offering of solutions in the year ended December 31, 2016, including due to the inclusion of MaxPro and 4Sight in our consolidated results for the first time for the year ended December 31, 2016. Our gross research and development expenses (before capitalization of eligible software development costs) for the year ended December 31, 2016 totaled $22.0 million compared to $16.2 million in the year ended December 31, 2015. Such increase of 35.8% was attributable to the same factor related to the increase in our net research and development expenses. Capitalization of software development costs accounted for $5.5 million of our research and development expenses, net for the year ended December 31, 2016 compared to $6.0 million in the year ended December 31, 2015, constituting a non-material change from one such year to the other.

Selling, marketing, general and administrative, or SMG&A, expenses were $44.5 million for the year ended December 31, 2016 compared to $39.9 million in the year ended December 31, 2015. The increase was attributable to a greater investment in our sales and marketing organizations team and our increased marketing expenses to support our brands and expand sales opportunities, including due to the inclusion of MaxPro and 4Sight in our consolidated results for the first time for the year ended December 31, 2016, which was evidenced by the 16.5% increase in our revenues in the year ended December 31, 2016. As a percentage of total revenues, our SMG&A decreased from 21.5% in the year ended December 31, 2015 to 20.6% for the year ended December 31, 2016, constituting a non-material change from one such period to the other.

Operating income

Operating income and operating income as a percentage of total revenues for the years ended December 31, 2015 and 2016, respectively, as well as the percentage change in operating income between such periods, were as follows:

($ in thousands)	Year ended December 31, 2015	Year-over- year change	Year ended December 31, 2016
Operating income	$24,350	2.0%	$24,840
Percentage of total revenues	13.1%		11.5%

The increase in our operating income during the year ended December 31, 2016 relative to the year ended

December 31, 2015 as an absolute amount, and the decrease in operating income as a percentage of our revenues, as reflected in the above table, were attributable to the various gross profit and operating expenses trends described above.

Financial income, net

The amount of our financial income, net, for the years ended December 31, 2015 and 2016, respectively, and the percentage of our revenues for those respective periods constituted by such amounts, as well as the percentage change in such amounts between such periods, were as follows:

($ in thousands)	Year ended December 31, 2015	Year-over- year change	Year ended December 31, 2016
Financial income, net	$163	227.0%	$533
Percentage of total revenues	0.1%		0.2%

Financial income, net, was $0.5 million for the year ended December 31, 2016 compared to financial income of $0.2 million in the year ended December 31, 2015.

We engage in economic hedging in order to help protect against fluctuation in foreign currency exchange rates. Instruments that we use to manage currency exchange risks may include foreign currency forward contracts. The purpose of our foreign currency hedging activities is to reduce our exposure, from the perspective of our profitability, to the risks that arise from the adverse impact that exchange rates bear on our revenues and expenses that are denominated in non-U.S. currencies. These instruments are used selectively to manage risks, but there can be no assurance that we will be fully protected against material foreign currency fluctuations. We do not use these instruments for speculative or trading purposes.

Taxes on income

Taxes on income, both as a dollar value and as a percentage of income before taxes on income, for the years ended December 31, 2015 and 2016, respectively, as well as the percentage change in the amount of taxes on income between such periods, were as follows:

($ in thousands)	Year ended December 31, 2015	Year-over- year change	Year ended December 31, 2016
Taxes on income	$4,213	37.0%	$5,772
As a percentage of income before taxes on income	17.2%		22.7%

The increase in our expense from taxes on income was primarily attributable to an increase in our taxable income in Israel, the United States, APAC and other jurisdictions in which we operate. In addition, during the year ended December 31, 2016, certain of our subsidiaries in Israel and the UK became subject to tax liability following the utilization of tax benefits in previous years.

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

Net income attributable to Sapiens shareholders

The amount of net income attributable to Sapiens shareholders and such amount as a percentage of revenues for the years ended December 31, 2015 and 2016, respectively, as well as the percentage change in net income attributable to Sapiens shareholders between such periods, were as follows:

($ in thousands)	Year ended December 31, 2015	Year-over- year change	Year ended December 31, 2016
Net income attributable to Sapiens shareholders	$20,016	(3.4)%	$19,336
Percentage of total revenues	10.8%		8.9%

As a percentage of total revenues, our net income attributable to Sapiens shareholders decreased from 10.8% in the year ended December 31, 2015 to 8.9% for the year ended December 31, 2016, reflecting the cumulative effect of all of the above-described line items from our statements of income.

Comparison of the years ended December 31, 2014 and 2015

Revenues

Please refer to “Critical Accounting Policies and Estimates” below in this Item 5.A for a description of our accounting policies related to revenue recognition.

Our overall revenues increased by $28.2 million, or 17.9%, to $185.6 million for the year ended December 31, 2015 from $157.4 million for the year ended December 31, 2014, as shown in the table below.

	Year ended December 31, 2014	Year-over- year change	Year ended December 31, 2015
($ in thousands)	157,450	17.9%	185,636

Revenues are derived primarily from implementation of our solutions and post-implementation services such as ongoing support and maintenance and professional services as part of an overall solution that we offer to our customers. The increase in revenues for the year ended December 31, 2015 is attributed to organic growth of approximately $25.6 million, primarily due to implementation and professional services generated from existing and new customers, which were offset in part, in an amount of $11.6 million, due to the devaluation of foreign currencies (in which revenues were received) relative to the U.S. dollar. The increase was furthermore due to $14.2 million of revenues attributable to Ibexi and Insseco, the results of which were included in our consolidated results for the first time for the year ended December 31, 2015 (in the case of Insseco, for the full year ended December 31, 2015, due to the pooling of interest accounting treatment accorded to the acquisition of Insseco).

Revenues by geographical region

The dollar amount and percentage share of our revenues attributable to each of the geographical regions in which we conduct our operations for the year ended December 31, 2014 and 2015, respectively, as well as the percentage change between such periods, were as follows:

	Year ended December 31, 2014		Year-over-	Year ended December 31, 2015
($ in thousands)	Revenues	Percentage	year change	Revenues	Percentage
Geographical region

North America*	$49,585	31.5%	23.7%	$61,332	33.0%
United Kingdom	34,961	22.2%	21.8%	42,580	22.9%
Rest of Europe	28,351	18.0%	16.0%	32,897	17.7%
Israel	28,821	18.3%	(1.8)%	28,315	15.3%
Asia Pacific	15,732	10.0%	30.4%	20,512	11.0%

Total	$157,450	100%	17.9%	$185,636	100%

*Revenue amounts for North America that are shown in the above table consist of revenues from the United States, except for approximately $0.6 million and $0.5 million of revenues generated in Canada in the years ended December 31, 2014 and 2015, respectively.

Our revenues in North America increased by $11.7 million, or 23.7%, to $61.3 million for the year ended December 31, 2015 from $49.6 million for the year ended December 31, 2014, due to an increase in revenues from our existing and new customers.

Our revenues in the United Kingdom increased by $7.6 million, or 21.8%, to $42.6 million in the year ended December 31, 2015 from $35.0 million in the year ended December 31, 2014. The increase was attributable to an increase in revenues from our existing and new customers.

Our revenues in the Rest of Europe increased by $4.5 million, or 16.0%, to $32.9 million in the year ended December 31, 2015 from $28.4 million in the year ended December 31, 2014. The increase was attributable, in primary part to an increase of $10.5 million due to the consolidation of Insseco’s results with our results for the year ended December 31, 2015, as described above, offset, in part, by a decrease of $5.8 million in our other revenues related to our various products.

Our revenues in Israel decreased by $0.5 million, or 1.8%, to $28.3 million in the year ended December 31, 2015 from $28.8 million in the year ended December 31, 2014.

Our revenues in Asia Pacific, or APAC, increased by $4.8 million, or 30.4%, to $20.5 million in the year ended December 31, 2015 from $15.7 million in the year ended December 31, 2014. The increase was attributable primarily to an increase of $3.5 million of revenues attributable to Ibexi, the results of which were included in our consolidated results for the first time for the year ended December 31, 2015.

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

Our cost of revenues increased by $12.1 million, or 12.2%, to $111.2 million for the year ended December 31, 2015, as compared to $99.1 million for the year ended December 31, 2014. Cost of revenues decreased as a percentage of our revenues during the year ended December 31, 2015, to 59.9% as compared to 62.9% during the year ended December 31, 2014. The increase in absolute cost of revenues was related to the increase in revenues during the year ended December 31, 2015 relative to the year ended December 31, 2014, including an increase in cost of revenues of $9.8 million related to the increase of $14.2 million of revenues due to the acquisitions of, and consolidation in our financial results of, Insseco and Ibexi, in the aggregate, for the year ended December 31, 2015 (in the case of Insseco, for the full year ended December 31, 2015, due to the pooling of interest accounting treatment accorded to the acquisition of Insseco). The decrease in the cost of revenues as a percentage of our revenues during the year ended December 31, 2015 was primarily attributable to our efficiency program that we initiated at the end of 2014, which included, among other factors, hiring of employees in replacement of subcontractors, as well as, recruitment of offshore employees who bore a lower cost to us. In addition, the erosion in the value of the New Israeli Shekel relative to the U.S. dollar reduced our cost of revenues as recorded in U.S. dollars.

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

Selling, marketing, general and administrative, or SMG&A, expenses were $39.9 million for the year ended December 31, 2015 compared to $32.1 in the year ended December 31, 2014. The increase was attributable to a greater investment in our sales and marketing organizations team and our increased marketing expenses to support our brands and expand sales opportunities. In addition, the increase in SMG&A was attributable, in an amount of $2.9 million, to the inclusion of the SMG&A of Insseco and Ibexi, in the aggregate, in our consolidated SMG&A for the first time during the year ended December 31, 2015, due to the acquisitions of Insseco and Ibexi, as described above (in the case of Insseco, for the full year ended December 31, 2015, due to the pooling of interest accounting treatment accorded to the acquisition of Insseco). As a percentage of total revenues, our SMG&A increased from 20.4% in the year ended December 31, 2014 to 21.5% for the year ended December 31, 2015, constituting a non-material change from one such period to the other.

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

We believe that the following critical accounting policies affect the estimates and judgments that we made in preparing our consolidated financial statements:

•	Revenue Recognition

•	Marketable Securities

•	Business Combinations

•	Goodwill, long lived assets and other identifiable intangible assets

•	Taxes on Income

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

We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses which normally include significant implementation and that is considered essential to the functionality of the license. We account for the services (either fixed price or T&M -Time and Materials) together with the software under contract accounting using the percentage-of-completion method in accordance with Accounting Standards Codification, or ASC, 605-35, “Construction-Type and Production-Type Contracts”. The percentage of completion method is used when the required services are quantifiable, based on the estimated direct costs necessary to complete the project, and under that method revenues are recognized using actual project direct costs incurred as the measure of progress towards completion. The revenues recognized are limited to revenues derived from our enforceable right to receive payment for services that we provide in accordance with our contract with our customer.

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

If our actual results turn out to be materially different than our estimates, or we do not manage the project properly within the projected periods of time or satisfy our obligations under the contract, project margins may be significantly and negatively affected, which may result in losses on existing contracts. Any such reductions in margins or contract losses in a large, fixed-price contract may have a material adverse impact on our results of operations.

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

In addition, we derive a significant portion of our revenues from post implementation consulting services provided on a T&M, basis, which are recognized as services are performed.

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

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in “financial income, net”.

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

Business Combinations

According to ASC 805 “Business Combination” we are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. In allocating the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, we developed the required assumptions underlying the valuation work. Critical estimates in developing such assumptions underlying the valuing of certain of the intangible assets include but are not limited to: future expected cash flows from customer contracts, acquired developed technologies and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, utilizing a market participant approach, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. We were assisted by third party valuators in applying the required economic models (such as income approach), in order to estimate the fair value of assets acquired and liabilities assumed in our business combination transactions.

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

We performed a qualitative assessment during the fourth quarter of each of 2014, 2015 and 2016 and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and, therefore, no further impairment testing was required.

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

As of December 31, 2016, we had a total of $28.4 million of intangible assets, of which $20.8 million were attributable to capitalized software development costs, and the remainder of which were acquired as part of our prior acquisitions.

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

Capitalized software development costs are amortized commencing with general product release by the straight-line method over the estimated useful life of the software product (between five to seven years). We assess the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold.

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

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date.  The new revenue recognition standard will be effective in the first quarter of 2018, with the option to adopt it in the first quarter of 2017. We currently anticipate adopting the new standard effective January 1, 2018. The new standard also permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). We preliminarily anticipate adopting the standard using the modified retrospective method. However, we are continuing to evaluate the impact of the standard on our consolidated financial statements and related disclosures and the adoption method is subject to change.

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

In March 2016, the FASB issued ASU 2016-09, which provides for improvements to employee share-based payment accounting. ASU 2016-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. ASU 2016-09 simplifies several aspects of the accounting for employee share-based payment transactions, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. We do not expect that this new guidance will have a material impact on our consolidated financial statements.

In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which clarifies the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The new guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods, which will be our interim period beginning January 1, 2018. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods with that reporting period. We are evaluating the impact of this standard.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This guidance will be effective for us in the first quarter of 2018 and early adoption is permitted. We are still evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

Impact of Tax Policies and Programs on our Operating Results

Israeli Tax Considerations and Government Programs

Tax regulations have a material impact on our business, particularly in Israel where we have our headquarters and due to our election to be treated as an Israeli resident corporation for tax purposes. The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us.

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on their taxable income. In 2016, the corporate tax rate was 25% (in 2017 the corporate tax rate is 24% and as of 2018 the corporate tax rate will be 23%). However, the effective tax rate payable by a company that derives income from an Approved Enterprise or a Preferred Enterprise, as further discussed below, may be considerably lower. See “Law for the Encouragement of Capital Investments” in this Item 5.A below. In addition, Israeli companies are currently subject to regular corporate tax rate on their capital gains.

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

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Preferred Enterprise or a Preferred Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made. In order to qualify for these incentives, an Approved Enterprise, a Preferred Enterprise or a Preferred Enterprise is required to comply with the requirements of the Investment Law.

The Investment Law has been amended several times over the recent years, with the three most significant changes effective as of April 1, 2005 (referred to as the 2005 Amendment), as of January 1, 2011 (referred to as the 2011 Amendment) and as of January 1, 2017 (referred to as the 2017 Amendment). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and elect the benefits of the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax benefits for Approved Enterprises approved before April 1, 2005

Under the Investment Law prior to the 2005 Amendment, a company that wished to receive benefits on its investment program that is implemented in accordance with the provisions of the Investment Law (referred to as an Approved Enterprise), had to receive an approval from the Israeli Authority for Investments and Development of the Industry and Economy (referred to as the Investment Center). Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets.

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

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the portion of its facilities that have been granted Approved Enterprise status during the tax exemption period will be subject to tax in respect of the amount of dividend distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have been otherwise applicable if such income had not been tax-exempted under the alternative benefits program. This rate generally ranges from 10% to 25%, depending on the level of foreign investment in the company in each year as explained above.

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

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program in the first five years of using the equipment. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

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

Tax benefits under the 2011 Amendment that became effective on January 1, 2011

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity or (ii) a limited partnership that (a) was registered under the Israeli Partnerships Ordinance and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income attributed to its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and was increased to 16% and 9%, respectively, in 2014 until 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for a Preferred Enterprise that is located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. As of January 1, 2017, the definition for ‘Special Preferred Enterprise’ includes less stringent conditions.

Dividends paid out of preferred income attributed to a Preferred Enterprise or to a Special Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). In 2017 to 2019, dividends paid out of preferred income attributed to a Special Preferred Enterprise, directly to a foreign parent company, are subject to withholding tax at source at the rate of 5% (temporary provisions).

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; and (ii) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, that had participated in an alternative benefits program, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met. As of December 31, 2015, some of our Israeli subsidiaries had filed a request to apply the new benefits under the 2011 Amendment.

New Tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017, subject to the publication of regulations expected to be released before March 31, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (referred to as NATI).

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are subject to withholding tax at source at the rate of 20%, and if distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

We are examining the impact of the 2017 Amendment and the degree to which we will qualify as a Preferred Technology Enterprise or Special Preferred Technology Enterprise, and the amount of Preferred Technology Income that we may have, or other benefits that we may receive, from the 2017 Amendment.

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

B.	Liquidity and Capital Resources

To date, we have substantially satisfied our capital and liquidity needs through cash flows from operations and sales of our equity securities.

Cash flows provided by operations were $40.4 million and $26.0 million during the years ended December 31, 2015 and 2016, respectively. We used $18.9 million and $8.3 million of cash in investing activities during the years ended December 31, 2015 and 2016, respectively. Cash flows used by financing activities were $14.2 million and $11.2 million during the years ended December 31, 2015 and 2016, respectively. As of December 31, 2015 and 2016, we had $94.0 million and $96.4 million, respectively, of cash, cash equivalents and investments in marketable securities, and $51.3 million and $72.5 million, respectively, of working capital.

We expect that we will continue to generate positive cash flows from operations on an annual basis, although this may fluctuate significantly on a quarterly basis. We believe that based on our current operating forecast, the combination of existing working capital and expected cash flows from operations will be sufficient to finance our ongoing operations for the next twelve months.

Our future capital requirements will depend on many factors, including the rate of growth of our revenues, the expansion of our sales and marketing activities and the timing and extent of our spending to support our research and development efforts and expansion into other markets. We may determine to distribute dividends to our shareholders. See “Item 8. Financial Information - Dividend Policy”. We may also seek to invest in, or acquire complementary businesses, applications or technologies. To the extent that existing cash and cash equivalents, investments in marketable securities and cash from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

In connection with our acquisition of StoneRiver, in the first quarter of 2017, we (via our wholly-owned subsidiary, Sapiens Americas Corporation) obtained $40 million of secured debt financing from HSBC Bank USA, National Association pursuant to a credit agreement, as described in “Item 10. Additional Information—C. Material Contracts— HSBC Term Loan Credit Agreement” below. Under the credit agreement with HSBC, we are subject to affirmative covenants and negative covenants, which include, without limitation, restrictions on indebtedness, liens, investments, and certain dispositions with respect to the property secured by the lien of HSBC. The credit agreement also contains customary events of default that entitle the lender to cause any or all of our company's indebtedness to become immediately due and payable and to foreclose on the lien, and includes customary grace periods before certain events are deemed events of default.

Cash Flows

The following tables summarize the sources and uses of our cash in the years ended December 31, 2015 and 2016:

	Year ended December 31,
	2015	2016
	(in thousands US$)
Net cash provided by operating activities	$40,440	$26,039
Net cash used in investing activities	(18,853)	(8,317)
Net cash used in financing activities	(14,177)	(11,233)

Operating Activities

We recorded positive cash flows from operating activities of $40.4 million and $26.0 million during the years ended December 31, 2015 and 2016, respectively. This decrease in cash flows provided by operating activities for the year ended December 31, 2016 relative to the year ended December 31, 2015 resulted primarily from a decrease in net income of $0.7 million, from $20.3 million to $19.6 million, which was due to the factors described above. The decrease in cash flows was furthermore attributable to an increase of $5.4 million in accounts receivable during the year ended December 31, 2016, as compared to a decrease of $1.9 million in accounts receivable during the prior year, which year-over-year difference contributed $7.3 million, in the aggregate, to the decrease in operating cash flow during 2016. Another contributing factor was an increase in other operating assets during 2016 relative to the prior year, from an increase of $1.2 million to an increase of $3.3 million, thereby contributing an aggregate of $2.1 million towards the decrease of operating cash flows in the year ended December 31, 2016.

Investing Activities

Net cash used in investing activities decreased to $8.3 million for the year ended December 31, 2016 compared to $18.9 million in the year ended December 31, 2015, primarily due to a decrease in purchases of marketable securities and increase in sales of marketable securities in the year ended December 31, 2016 relative to the previous year. In 2016, we received $4.9 million of cash, net, from sales (net of purchases) of marketable securities, compared to $6.2 million used in the purchases of marketable securities (net of sales) in the year ended December 31, 2015, constituting an overall difference of $11.1 million between the two years. The decrease in cash used for investing activities in the year ended December 31, 2016 was offset, in part, by an increase in use of cash, for the acquisition of businesses during 2016, which increased to $4.4 million, compared to $2.9 million in 2015. An additional offsetting factor to the decrease in cash used for investing activities was an increase in use of cash, to an amount of $4.7 million, for the purchase of property and equipment during the year ended December 31, 2016, compared to $2.8 million in 2015.

Financing Activities

Our financing activities used $11.2 million of cash during the year ended December 31, 2016, as compared to using $14.2 million of cash in the year ended December 31, 2015. Cash use in the year ended December 31, 2016 was primarily attributable to a cash dividend in a total amount of approximately $9.8 million, as compared to a cash dividend in a total amount of approximately $7.2 million and the distribution of $8.5 million to our ultimate parent company for a business acquisition under common control (that is, for the acquisition of Insseco, as described in Item 3.A, “Selected Financial Data”, above) in the year ended December 31, 2015. Cash used for financing activities during each of the years ended December 31, 2015 and December 31, 2016 was partially offset by $1.6 million and $0.9 million, respectively, of cash provided by stock option exercises during each reported period.

C.	Research and Development, Patents and Licenses, etc.

See the caption titled “Research and Development” in part A. “Operating Results” of this Item 5 above for a description of our R&D policies and amounts expended thereon during the last two fiscal years.

D.	Trend Information

There are various sales and marketing trends that influence our business. According to a research report published by Celent, a research and consulting firm, (IT Spending in Insurance, a Global Perspective, 2016, by Jamie Macregor, Juan Mazzini, Karen Monks and KyongSun Kong, published on April 27, 2016), global IT spending by insurance companies is expected to grow from $184.9 billion in 2016 to $208 billion in 2017 and $208.1 billion in 2018. Celent also projected that IT spending in North America would rise to $86 billion in 2017, annual growth of 8.5% from 2016. IT spending in Europe would grow to $59 billion in 2017, at a rate of 1.9% from 2016. Asia-Pacific was expected to climb to $36 billion in 2017 at 5.9% annual growth.

According to Celent, IT spending in external software and services, which is the market we address, was expected to grow from an estimated $81 billion in 2016, is expected to increase to $87 billion by 2017, a 7.3% growth rate. Celent reports that the significant increase in external software and services is driven by pure growth in IT spending, and also from the shift in IT spending from internal to external providers (such as our company). This is due to the move from in-house, home-grown solutions to packaged solutions, as IT departments recognize the value of buying software solutions from specialized vendors, rather than developing internal solutions that are difficult to maintain and do not have the advantage of significant R&D investment.

In the insurance software industry, according to a report by Gartner in 2016 (Modernizing Insurance Core Systems Primer for 2016, published January 21, 2016), legacy modernization remains one of the top projects for P&C and Life insurers.

According to Gartner, over 60% of Life and P&C chief information officers, or CIOs, indicate that legacy modernization is extremely or very important. This strategic roadmap will provide CIOs with insight into how requirements from insurers, solution capabilities and the vendor landscape for legacy modernization will evolve during the next few years (The Report: 2016 Strategic Roadmap for Insurance Legacy Modernization, published on August 16, 2016 by analyst(s): Richard Thomas Natale and Juergen Weiss).

According to Gartner, there is great variation in business priorities among insurers around the globe. However, what is clear is that the direction of business and technology are inextricably intertwined. According to the 2017 Gartner CIO Survey, insurance CIOs identify their top three strategic organizational priorities in 2016 and 2017 as digital business, customer focus and growth (or increasing market share).

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

E.	Off-Balance Sheet Arrangements

We have not engaged in nor been a party to any off-balance sheet transactions.

F.	Contractual Obligations

The following table sets forth information on our short-term and long-term contractual obligations as at December 31, 2016.

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
	(in thousands)
Accrued severance pay, net (1)	$899	-	-	-	$899
Operating leases	11,618	4,050	6,400	1,168	-
Liability to the OCS (2)	259	-	-	-	259
Contingent payment obligations - acquisitions (3)	3,035	1,676	231	1,128	-
Total Contractual Cash Obligations	$15,881	$5,726	$6,631	$2,296	$1,158

(1)	Accrued severance pay relates to accrued severance obligations mainly to our Israeli employees as required under Israeli labor law. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

(2)	Does not include contingent liabilities to the Innovation Authority of approximately $7.1 million as described in Note 10(a) to our consolidated financial statements contained elsewhere in this annual report.

(3)

Contingent payment obligations for our acquisitions do not include contingent payments in an amount of up to $7.8 million, in the aggregate, that are subject to continued employment by the potential recipients thereof.

The total amount of unrecognized tax benefits for uncertain tax positions was $2.5 million as of December 31, 2016. Payment of these obligations would result from settlements with taxing authorities. Due to the uncertainties related to those tax matters, we are currently unable to make a reasonably reliable estimate of when cash settlement with a relevant tax authority will occur. See Note 11(i) to our consolidated financial statements contained elsewhere in this annual report, as of December 31, 2016.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table and below biographies set forth certain information regarding the current executive officers and directors of the Company as of February 25, 2016.

Name	Age	Position
Guy Bernstein	49	Chairman of the Board of Directors
Roni Al Dor	56	President, Chief Executive Officer and Director
Naamit Salomon	53	Director
Yacov Elinav (1)	72	Director
Uzi Netanel (1)	81	Director
Eyal Ben Chlouche (1)	55	Director
United International Trust N.V. (2)		Director
Roni Giladi	46	Chief Financial Officer

(1)	Member of Audit Committee
(2)	United International Trust N.V. or UIT, is a corporate body organized under the laws of Curaçao. Mr. Gregory Elias exercises decision making authority for UIT. The Articles of Incorporation of the Company provide that a corporate body may be a member of the Board of Directors.

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

United International Trust N.V., or UIT, is a corporate body duly established under the laws of the (former) Netherlands Antillies and validly existing under the laws of Curaçao.  It, or one of its predecessor entities, has provided the Company with corporate-related services since April 1990, including serving as the Company’s transfer agent and registrar, maintaining the corporate-related records of the Company, and filing various corporate documents with the governmental authorities in the Netherlands Antilles.  In January 1, 2007, UIT was established by former shareholders of Intertrust (Curaçao) N.V., including Mr. Elias, which subsequently operated under the names of MeesPierson Intertrust (Curaçao) N.V. and Fortis Intertrust (Curaçao) N.V.   Between 2005 and June 2009, Mr. Elias acted as a Supervisory Board Member of Banco di Caribe and currently acts as Of Counsel thereto. Mr. Elias also serves as special counsel to the Government of Curaçao, in international finance / tax matters. He holds board positions in several organizations of a social, economic, (e)-commercial and charitable nature. He was knighted Companion of the Order of Orange-Nassau in March 2011 for his numerous contributions to charity and community projects over the past 30 years. Mr. Elias holds two Masters degrees in Law from the University of Amsterdam, the Netherlands.

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

Our Chairman, Guy Bernstein, serves as the Chief Executive Officer of Formula and as a director of Asseco. In addition, Ms. Salomon, another Board member of ours, who served as an executive officer of Formula until December 2009, is a member of the Board of Directors of our affiliate Magic Software Enterprises Ltd. Formula directly owns (as of March 1, 2017) approximately 48.9% of our currently outstanding Common Shares, and Asseco holds a controlling interest in Formula (46.3% of the outstanding share capital of Formula as of March 1, 2017).

B.	Compensation of Directors and Officers

The aggregate amount of compensation paid by us, or accrued by us, for all directors and executive officers as a group for services in all capacities with respect to the fiscal year ended December 31, 2016 was $1.7 million. In addition to the foregoing amount, we also set aside or accrued for our directors and executive officers with respect to the fiscal year ended December 31, 2016 $60,000 for pension, retirement severance, vacation accrual and similar benefits of the Company. These compensation amounts do not include amounts expended by us for automobiles made available to our officers or expenses (including business travel and professional and business association dues) reimbursed to such officers. The foregoing amounts also exclude the value of stock option grants to our directors and officers pursuant to our 2011 Share Incentive Plan, which is described below.

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

We pay a fee of approximately $26,600 to our independent directors (except to Formula, to which we pay approximately $23,200 in respect of the service of its Chief Executive Officer, Guy Bernstein, as our Chairman of the Board), for attending or participating in meetings of the Board of Directors and its committees, and for participating in Board action taken via unanimous written consent. Such fees are set in accordance with the rates paid to “external directors” under the Israeli Companies Law 5759-1999. Although we are not an Israeli company and are not subject to the Israeli Companies Law, we deem certain standards of that body of law (including compensation to Board members) relevant to a company such as ours that has a substantial percentage of Israeli operations and Israeli employees. United International Trust N.V., which also qualifies as an independent director, instead receives a fee of $1,200 for director services and an additional annual amount for consulting and related services that it provides to us.

Stock Option and Incentive Plans

Prior Incentive Plans

In 1992, 2003 and 2005, our Board of Directors adopted (and our shareholders subsequently approved) our 1992 Stock Option and Incentive Plan, 2003 Share Option Plan, and Incentive Stock Option Plan, respectively, collectively referred to as our Prior Incentive Plans. These plans were administered by our Compensation Committee. Upon the approval of our 2011 Share Incentive Plan (as described below), our Board of Directors determined that no further awards would be granted under the Prior Incentive Plans. Furthermore, the exercise period for all remaining outstanding options under the Prior Incentive Plans terminated in September 2015. Consequently, there are no remaining awards outstanding under any of the Prior Incentive Plans.

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

In February 2016, our Board of Directors approved the reservation of an additional 4,000,000 Common Shares for issuance under the 2011 Plan. As of December 31, 2016, 2,137,783 Common Shares were issuable upon the exercise of outstanding options under the 2011 Plan, at a weighted average exercise price of $6.91 per share, of which options to purchase 1,172,950 Common Shares had vested.  818,932 of such Common Shares were issuable upon the exercise of outstanding options held by our directors and executive officers. As of December 31, 2016, 3,900,284 Common Shares were available for future grant under the 2011 Plan.

Restricted Share and Option Grants Outside of Our Stock Option and Incentive Plans

During 2016, an additional 29,500 of the 88,500 restricted shares of Sapiens Decision, the Company's majority-owned subsidiary that were granted to one of the former shareholders of KPI in 2014 (as described in note 1d(3) to our consolidated financial statements included in this annual report) vested (in addition to the 29,500 of such 88,500 restricted shares that had vested in 2015), thereby reducing the Company’s percentage ownership of Sapiens Decision from 95.7% to 94.25%. During 2016, Sapiens Decision issued options to certain of its employees to purchase shares of Sapiens Decision.

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

Audit Committee

The Audit Committee of our Board of Directors is comprised of three independent directors (such independence determination having been made by our Board of Directors, in accordance with the NASDAQ Listing Rules), who were nominated by the Board of Directors: Yacov Elinav, Uzi Netanel and Eyal Ben Chlouche. Mr. Elinav serves as the chairman of the committee. The Board of Directors has determined that Mr. Elinav meets the definition of an audit committee financial expert (as defined in paragraph (b) of Item 16A of Form 20-F promulgated by the SEC). The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing financial information, internal controls and the audit process. In addition, the Committee is responsible for oversight of the work of our independent auditors. The Committee meets at regularly scheduled quarterly meetings.

Compensation Committee

The Compensation Committee of our Board of Directors is comprised of three directors, nominated by the Board of Directors: Uzi Netanel, Naamit Salomon and Guy Bernstein. Mr. Bernstein serves as the chairman of the committee. The Compensation Committee is responsible for the review and approval of grants of options to our employees and other compensation matters as requested by the Board of Directors from time to time.

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

As of December 31, 2016, we had a total of 1,928 employees, a 22.6% increase relative to the end of 2015.

The following table sets forth the number of our employees as of the end of each of the past three fiscal years, according to their geographic regions:

Geographic Region	Total Number of Employees as of December 31,
	2014	2015	2016
Israel	676	790	862
UK and Europe	212	367	445
North America	88	113	175
Asia Pacific	41	303	446
Total Employees	1,017	1,573	1,928

E.	Share Ownership

The number of our Common Shares beneficially owned by our directors and executive officers individually, and by our directors and executive officers as a group, as of March 1, 2017, is as follows:

	Shares Beneficially Owned
	Number		Percent (1)

Roni Al Dor	1,124,781	(2)	2.3%

All directors and executive officers as a group (7 persons, including Roni Al-Dor)(3) (4)	2,284,950		4.5%

(1)	Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The percentages shown are based on 49,035,951 Common Shares outstanding (which excludes 2,328,296 Common Shares held in treasury) as of March 1, 2017, plus such number of Common Shares as the relevant person or group had the right to receive upon exercise of options that are exercisable within 60 days of March 1, 2017.

(2)	Includes options to purchase 408,932 Common Shares under the 2011 Plan at a weighted average exercise price of $5.87 per share expiring no later than May 2021, which are vested or will become vested within 60 days of March 1, 2017. See Item 6 - “Directors, Senior Management and Employees - Compensation of Directors and Officers.

(3)	Each of our directors and executive officers who is not separately identified in the above table beneficially owns less than 1% of our outstanding Common Shares (including options to purchase Common Shares held by each such party that are vested or will vest within 60 days of March 1, 2017) and has therefore not been separately identified.

(4)	Includes options to purchase 1,373,783 Common Shares at exercise prices ranging from $2.50 to $9.73 per share, which are vested or will become vested within 60 days of March 1, 2017.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders.

The following table sets forth, as of March 1, 2017, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person known by the Company to own beneficially more than 5% of the outstanding Common Shares, based on information provided to us by the holders or disclosed in public filings of the shareholders with the Securities and Exchange Commission.

We determine beneficial ownership of shares under the rules of Form 20-F promulgated by the SEC and include any Common Shares over which a person possesses sole or shared voting or investment power, or the right to receive the economic benefit of ownership, or for which a person has the right to acquire any such beneficial ownership at any time within 60 days.

	Shares Beneficially Owned
Name and Address	Number		Percent (1)
Formula Systems (1985) Ltd. 5 HaPlada Street Or Yehuda 60218, Israel	23,954,094	(2)	48.9%

To the best of our knowledge, the entity listed in the above table has sole voting and investment power with respect to all shares shown as beneficially owned by it.

(1)	The percentages shown are based on 49,035,951 Common Shares outstanding (which excludes 2,328,296 Common Shares held in treasury) as of March 1, 2017.

(2)	The number of Common Shares shown as owned by Formula is based on information provided to the Company by Formula as of March 1, 2017. Also based on information provided to the Company, Asseco beneficially owned, as of March 1, 2017, 46.3% of the outstanding share capital of Formula. As such, Asseco may be deemed to be the beneficial owner of the aggregate 23,954,094 Common Shares held directly by Formula. The address of Asseco is Olchowa 14 35-322 Rzeszow, Poland.

Significant changes in holdings of major shareholders

From time to time, Formula has increased its beneficial shareholding in our Company through market purchases of additional Common Shares.

As of May 2013, Formula owned 22,369,035 Common Shares, or 57.2% of all outstanding Common Shares. That ownership was diluted down to 47.7% as of April 1, 2014, primarily as a result of our issuance of 6,497,500 Common Shares pursuant to our public offering in November 2013. From August 21, 2014 through September 16, 2014, Formula purchased an aggregate of 736,862 Common Shares in broker-initiated and private transactions for an aggregate purchase price of $5.8 million, following which Formula owned 23,105,897 Common Shares, or 48.5% of all outstanding Common Shares. From September 17, 2014 through December 26, 2014, Formula purchased an aggregate of 808,940 Common Shares in broker-initiated and private transactions, for an aggregate purchase price of $6.1 million, thereby increasing its beneficial ownership percentage back up to 50.2%. That beneficial ownership has been diluted down once again to 48.9% as of March 1, 2017, primarily as a result of various minor issuances of Common Shares that we have made.

Yelin Lapidot Holdings and its affiliates, which were formerly a 5% shareholder of our company, had acquired 2,209,748 of our Common Shares in October 2013, and then acquired additional shares such that they held 2,625,007 Common Shares as of the end of 2015. They have subsequently sold shares and reduced their holdings to 2,381,426 Common Shares as of December 31, 2016, thereby reducing their ownership of our Common Shares below 5% (based on Amendment No. 4 to the Schedule 13G filed by Yelin Lapidot Provident Funds Management Ltd., Yelin Lapidot Mutual Funds Management Ltd., Yair Lapidot and Dov Yelin on February 8, 2017).

Voting rights of major shareholders

The major shareholders disclosed above do not have different voting rights than other shareholders with respect to the Common Shares that they hold.

Holders of record

As of March 1, 2017 there were 65 holders of record of our Common Shares, including 45 holders of record with addresses in the United States who held a total of 41,372,232 Common Shares (out of which 41,363,233 Common Shares are held of record by CEDE & Co), representing approximately 84.4% of our issued and outstanding Common Shares.  The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, because many of these Common Shares were held of record by nominees (including CEDE & Co., as nominee for a large number of banks, brokers, institutions and underlying beneficial holders of our Common Shares). In particular, Formula, which held (as of March 1, 2017 (in part as a record holder and in part as an underlying beneficial holder) 23,954,094 Common Shares, representing 48.9% of our issued and outstanding shares, is not a United States company.

Control of the Company

Based on Formula’s beneficial ownership of 48.9% of the outstanding Common Shares of the Company (as of March 1, 2017), and based on Asseco’s beneficial ownership of 46.3% of the outstanding share capital of Formula (also as of that date), both Formula and Asseco may be deemed to control the Company. We are unaware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B.	Related Party Transactions

Registration Rights Agreement with Major Shareholders

The description of the Registration Rights Agreement set forth in Item 10.C “Material Contracts” is incorporated by reference herein.

Fees Paid to Major Shareholder for Board Service of its Affiliate

We paid to our major shareholder, Formula, approximately $23,000 in respect of our share of the director fees of Guy Bernstein, our Chairman, for the year ended December 31, 2016. Mr. Bernstein serves as the Chief Executive Officer of Formula and a director of Asseco. Formula directly owns (as of March 1, 2017) approximately 48.9% of our currently outstanding Common Shares.

Additional Agreements and Transactions with Affiliated Companies of Formula

During the year ended December 31, 2016, we paid to affiliated companies of Formula approximately $6.1 million, in the aggregate, pursuant to services agreements that we have in place with those companies under which we receive services. In 2016, we also purchased from those affiliated companies an aggregate of approximately $1.0 million of hardware and software. Please see Note 13 to our audited consolidated financial statements included in Item 18 of this annual report for further information.

Services Obtained from Asseco

During 2016, Asseco provided back-office services, professional services and fixed assets to our wholly-owned subsidiary, Insseco, in an amount totaling approximately $1.9 million.  Please see Note 13 to our audited consolidated financial statements included in Item 18 of this annual report for further information.

Trade Payables and Receivables

As of December 31, 2016, we had trade payables balances due to, and trade receivables balances due from, our related parties in amounts of approximately $1.3 million and $1.4 million, respectively.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

Financial Statements

See the Consolidated Financial Statements and related notes in Item 18.

Export Sales

In 2016, 86.5% of our revenues originated from customers located outside of Israel. For information on our revenues breakdown by geographic region for the past three years, see Item 5.A, “Operating and Financial Review and Prospects— Operating Results— Comparison of the years ended December 31, 2015 and 2016, and Comparison of the years ended December 31, 2014 and 2015— Revenues by geographical region”.

Legal Proceedings

Previously, we entered into a software development project agreement with a significant customer to customize, enhance and implement a new product. We have recently received a letter from that customer, in which the customer alleged that we have materially breached our agreement with the customer. After carefully examining the customer’s allegations, we informed the customer that we have not materially breached any of our obligations under the agreement and that the customer itself has materially breached the agreement. Work on the project has been halted due to the dispute. The parties are currently engaged in discussions relating to the foregoing.

In addition to the foregoing, from time to time, we are a party to various non-material legal proceedings and claims that arise in the ordinary course of business.

Dividend Policy

Upon review of our consolidated results of operations, financial condition, cash requirements, future prospects and other factors, on January 15, 2013, April 20, 2015 and March 31, 2016, our Board of Directors determined, subject to shareholder approval, to declare and pay one-time cash interim dividends of $0.15, $0.15 and $0.20 per Common Share (or $5.8 million, $7.2 million and $10 million, in the aggregate, respectively), which were paid on February 22, 2013 and commencing on June 1, 2015 and June 1, 2016, respectively.

We do not have a dividend policy. However, our Board of Directors will determine, on an annual basis, as to whether we will pay a dividend in the upcoming year. Such determination will be dependent upon our financial condition, recent and prospective results of operations, and cash requirements, among other relevant factors, and will be subject to the requirements of Curaçao law and the Articles. If our company continues to be profitable, our Board of Directors may decide to distribute additional dividends in the future as well. For more information about distribution of dividends, the related requirements of Curaçao law and various tax implications, see Item 10, “Additional Information— Memorandum and Articles of Association;” Item 10, “Additional Information— Exchange Controls,” and Item 10, “Additional Information— Taxation.”

B.	Significant Changes

No significant change, other than as otherwise described in this annual report, has occurred in our operations since the date of our consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The Company’s Common Shares are listed on the NASDAQ Capital Market and on the TASE under the symbol “SPNS”.

NASDAQ:

The table below sets forth the high and low closing prices (in US dollars) for our Common Shares on the NASDAQ Capital Market (i) on an annual basis for the years 2012 through 2016, and the year 2017 (through March 14, 2017), and (ii) on a quarterly basis for 2015, 2016 and the first quarter of 2017 (through March 14, 2017):

	HIGH	LOW
2012 (Annual)	4.33	3.20
2013 (Annual)	7.77	3.99
2014 (Annual)	8.46	6.73
2015 (Annual)	12.64	6.42
2016 (Annual)	15.64	9.47
2017 (through March 14, 2017)	15.45	13.07

2015
First Quarter	8.33	6.42
Second Quarter	10.38	8.33
Third Quarter	12.64	10.22
Fourth Quarter	11.86	9.71

2016
First Quarter	12.12	9.47
Second Quarter	12.65	10.99
Third Quarter	14.12	11.74
Fourth Quarter	15.64	12.58

2017
First Quarter (through March 14, 2017)	15.45	13.07

The table below sets forth the high and low closing prices (in US dollars) for our Common Shares on the NASDAQ Capital Market on a monthly basis during the most recent six-month period.

	HIGH	LOW
September 2016	13.73	12.77
October 2016	13.63	12.58
November 2016	14.93	12.93
December 2016	15.64	14.15
January 2017	14.94	13.07
February 2017	15.45	13.47
March 2017 (through March 14, 2017)	14.44	13.12

The closing price of our Common Shares on the NASDAQ Capital Market on March 14, 2017, being the last practicable date prior to publication of this annual report, was $13.12.

TASE:

Our Common Shares began trading on the TASE effective March 6, 2003. Under current Israeli law, the Company satisfies its reporting obligations in Israel by furnishing to the applicable Israeli regulators those reports that the Company is required to file or submit in the United States. The table below sets forth the high and low closing prices, in US dollars, for our Common Shares on the TASE on an annual basis for the years 2012 through 2016 and the year 2017 (through March 14, 2017), and on a quarterly basis for the years 2015 and 2016, and for the first quarter of 2017 (through March 14, 2017). The conversion from NIS into US dollars for the following two tables is based on the average monthly, quarterly or yearly representative rate of exchange published by the Bank of Israel for the month, quarter or year (as appropriate) in which such high or low closing price per share was recorded.

	HIGH	LOW
2012 (Annual)	4.24	3.05
2013 (Annual)	7.90	4.10
2014 (Annual)	8.37	6.66
2015 (Annual)	12.70	6.48
2016 (Annual)	15.34	9.20
2017 (through March 14, 2017)	15.27	12.85

2015
First Quarter	8.23	6.48
Second Quarter	10.00	8.24
Third Quarter	12.70	10.10
Fourth Quarter	11.91	9.77

2016
First Quarter	11.77	9.20
Second Quarter	12.50	11.18
Third Quarter	13.87	11.78
Fourth Quarter	15.34	12.78

2017
First Quarter (through March 14, 2017)	15.27	12.85

The table below sets forth the high and low closing prices, in US dollars, for our Common Shares on the TASE during the most recent six-month period:

	HIGH	LOW
September 2016	13.81	12.96
October 2016	13.82	12.78
November 2016	15.2	12.90
December 2016	15.34	14.19
January 2017	15.01	12.85
February 2017	15.27	13.72
March 2017 (through March 14, 2017)	14.53	13.05

The closing price of our Common Shares on the TASE on March 14, 2017, being the last practicable date prior to publication of this annual report, was $13.12 (as converted from NIS based on the closing representative exchange rate as of March 14, 2017).

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

The objects and purposes of the Company, which are itemized in Article II of our Amended Articles of Association, may be summarized as follows:

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

2.          Board of Directors. In case of a conflict of interest between the Company and one or more directors, acting either in private or ex officio, the Company shall be represented by a person appointed thereto by the General Meeting of Shareholders or the Board of Directors. A director who knows or ought to understand that in a certain instance there is mention of a conflicting interest between the Company and him acting privately or ex officio, will timely inform the General Meeting of Shareholders or Board of Directors of such conflict of interest. No conflict of interest will be deemed to exist between the Company and one or more of its directors in case of a contract or transaction between the Company and any other corporation, partnership, association, or other organization in which one or more directors are directors or officers, or have a financial interest, solely for that reason, or solely because the director is present or participates in the meeting of the Board of Directors or Committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if : (a) the material facts are disclosed or are known to the Board of Directors, (b) the material facts are disclosed or are known to the shareholders entitled to vote thereon, (c) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified by the Board of Directors, a Committee thereof or the shareholders. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a Committee that authorizes the contract or transaction. The Articles provide that the directors shall receive such compensation as the Board of Directors may from time to time prescribe. Members of the Board of Directors have the power to vote compensation to themselves, even if they lack an independent quorum, subject to prior approval of the range of their compensation by the Company’s General Meeting of Shareholders.

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

We do not have a dividend policy. However, our Board of Directors will determine, on an annual basis, as to whether we will pay a dividend in the upcoming year. Such determination will be dependent upon various financial criteria, among other relevant factors. If our company continues to be profitable, our Board of Directors may decide to distribute a dividend, as it has done in the recent past. Please see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” above for further information concerning the factors that help to determine whether and under what circumstances we may distribute dividends.

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

5.          General Meetings. At least one general meeting of shareholders must be held each year. Pursuant to the Articles, general meetings must be held in Curaçao. Special general meetings of shareholders may be called at any time by the Chairman of the Board or by the Board of Directors upon no less than 12 nor more than 60 days’ written notice to the Company’s shareholders. Every shareholder has the right to attend any meeting of shareholders in person or by proxy and to address the meeting. No action may be taken at any meeting of shareholders unless a quorum consisting of holders of at least one-half of the shares outstanding and entitled to vote are present at the meeting in person or by proxy. If a quorum is not present at the originally-called shareholder meeting, a second shareholder meeting, is held within two months. At that second meeting, valid resolutions may be adopted with respect to any matter stated in the notice of the original meeting and also in the notice of such second meeting or which by law is required to be brought before the shareholders (subject to certain exceptions), despite the absence of a quorum.

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

Share Purchase Agreement for Acquisition of StoneRiver

In the first quarter of 2017, our company entered into a share purchase agreement with StoneRiver Group L.P., or the Seller, and StoneRiver, Inc., or StoneRiver, for the acquisition of all of the issued and outstanding share capital of StoneRiver. We consummated the acquisition later in the first quarter of 2017. StoneRiver is a Denver, Colorado- based provider of technology solutions and services to the insurance industry.

The acquisition consideration is approximately $100 million in cash, subject to certain adjustments based on working capital, transaction expenses, unpaid debt and certain litigation matters.

Immediately prior to closing, we purchased a representations and warranties insurance policy covering certain indemnifiable damages under the agreement, which we refer to as the Insurance. The Insurance provides for coverage of $12,500,000 in the aggregate and its term is in general three years (except with respect to certain fundamental representations and warranties, as to which the term of the Insurance is six years).  In addition, two escrow funds were established by StoneRiver, for the purpose of enabling the indemnification of our company for certain damages that are not fully recovered under the Insurance: (i) an escrow fund in the amount of $500,000 for a period of one year and (ii) an escrow fund in the amount of $2,000,000 for a period of 18 months.

HSBC Term Loan Credit Agreement

In the first quarter of 2017, we (via our wholly-owned subsidiary, Sapiens Americas Corporation, or the Borrower) entered into a secured credit agreement, or the Credit Agreement, with HSBC Bank USA, National Association, or the Lender, in connection with, and as financing for, our acquisition of StoneRiver. Pursuant to the Credit Agreement, our company borrowed $40 million, or the Bank Loan, for a five-year term. The Bank Loan will mature in March 2022 and is payable in equal consecutive quarterly principal installments of principal and accrued interest. The Borrower is entitled to prepay the Bank Loan at any time (on any interest payment date) without penalty upon notice to the Lender. The Bank Loan bears interest at the rate of LIBOR plus 1.85%.

The repayment of the Bank Loan is secured by first priority liens over (i) substantially all assets of the Borrower and its US subsidiaries and (ii) the shares of the Borrower held by Sapiens International Corporation B.V. Certain affiliated entities of the Borrower have guaranteed the repayment of the Bank Loan. The Credit Agreement contains customary representations and warranties, affirmative covenants and negative covenants, which include, without limitation, restrictions on indebtedness, liens, investments, and certain dispositions with respect to the property secured by the lien. The Credit Agreement also contains customary events of default that entitle the Lender to cause any or all of our company's indebtedness to become immediately due and payable and to foreclose on the lien, and includes customary grace periods before certain events are deemed events of default.

Share Purchase Agreement for Acquisition of Insseco

In the third quarter of 2015, our company (via our wholly-owned subsidiary, Sapiens Technologies (1982) Ltd.) entered into a share purchase agreement with Asseco for the acquisition of all of the issued and outstanding shares of Insseco. We consummated the acquisition later in the third quarter of 2015. Insseco is a newly established company into which Asseco had transferred all of its Polish insurance employees, certain fixed assets, certain customer contracts and certain software, including intellectual property rights. Insseco has a team of approximately 140 insurance professionals and an established presence in the Polish insurance market, and services major insurance customers in Poland, including top tier insurance carriers.

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

The estimated fair value of the contingent payments that depend on the revenue and profitability goals pursuant to the share purchase agreement was $1.0 million as of December 31, 2016.

Registration Rights Agreement

In connection with our acquisitions of each of IDIT and FIS, which were consummated in the third quarter of 2011, we granted the shareholders of IDIT (or the IDIT Selling Shareholders), the shareholders of FIS (or the FIS Selling Shareholders, to which we refer, together with the IDIT Selling Shareholders, as the Holders) and Formula certain registration rights under a Registration Rights Agreement. Under the Registration Rights Agreement, the Holders and Formula are entitled to piggyback registration rights in connection with any registration statement that we file (subject to customary exceptions). The Holders also agreed to execute a lock-up agreement if requested by the representative of the underwriters in any underwritten offering. Based on information that we have received from our transfer agent, we do not believe that the IDIT Selling Shareholders and the FIS Selling Shareholders still hold a significant number of Common Shares that are entitled to the foregoing registration rights under the Registration Rights Agreement as of the current time.

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

Capital gain

Israeli Resident Shareholders

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 48% in 2016).

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

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, the corporate tax rate was 25% in2016, in 2017 the corporate tax rate is 24%, and as of 2018 the corporate tax rate will be 23%.

Non-Israeli Residents Shareholders

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (25% in 2016, 24% in 2017 and 23% in 2018 and thereafter) if generated by a company, or at the rate of 25% (for assets other than shares that are listed on stock exchange – 20% for the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on stock exchange – 25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual from the sale of an asset purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2016).

Notwithstanding the foregoing, shareholders who are non-Israeli residents (individuals and corporations) are generally exempt from Israeli capital gain tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange, and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (a) have a controlling interest of more than 25% in such non-Israeli corporation, or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Taxes Applicable to Dividends

Israeli Resident Shareholders

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our common shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the benefits period of an Approved Enterprise or 20% with respect to Preferred Enterprise, if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after such period. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Preferred income).

Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on shares of Israeli resident corporations (like our common shares). However, dividends distributed from taxable income accrued during the benefits period of an Approved Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after such period.

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on ordinary shares, like our common shares, at the rate of 25% or 30% (if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period) or 15% if the dividend is distributed from income attributed to our Approved Enterprise or 20% with respect to Preferred Enterprise. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a Substantial Shareholder or not), and 15% if the dividend is distributed from income attributed to an Approved Enterprise or 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the U.S-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our common shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise are subject to a withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, or a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 803,520 for 2016 (and as of 2017, the additional tax will be at a rate of 3% on annual income exceeding NIS 640,000), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Dividends that are received by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains, provided those dividends meet the requirements of “qualified dividend income.” The maximum long-term capital gains rate is 20% for individuals with annual taxable income that exceeds certain thresholds. In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8 percent tax on net investment income to the extent certain threshold amounts of income are exceeded. See “Tax on Net Investment Income” in this Item below. For this purpose, qualified dividend income generally includes dividends paid by a foreign corporation if certain holding period and other requirements are met and either (a) the stock of the foreign corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Capital Market) or (b) the foreign corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. Dividends that fail to meet such requirements and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (i) if the U.S. holder held the Common Share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such Common Share (or substantially identical securities); or (ii) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the Common Share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code), or PFIC, for any taxable year, dividends paid on our Common Shares in such year or in the following taxable year would not be qualified dividends. See the discussion below regarding our PFIC status under “Tax Consequences if We Are a Passive Foreign Investment Company.” In addition, a non-corporate U.S. holder will be able to take qualified dividend income into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend income will be taxed at ordinary income rates.

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

Taxation of the Disposition of Common Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our Common Shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in our Common Shares. The gain or loss recognized on the disposition of the Common Shares will be long-term capital gain or loss if the U.S. holder held the Common Shares for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders. The maximum long-term capital gains rate is 20% for individuals with annual taxable income that exceeds certain thresholds. In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8 percent tax on net investment income to the extent certain threshold amounts of income are exceeded. See “Tax on Net Investment Income” in this Item below. Capital gain from the sale, exchange or other disposition of Common Shares held for one year or less is short-term capital gain and taxed as ordinary income. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of our Common Shares generally will be treated as U.S. source income or loss. The deductibility of capital losses is subject to certain limitations.

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

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2016.

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

As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a “qualified electing fund” (a QEF), in which case the U.S. holder would be taxed, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. We have agreed to supply U.S. holders with the information needed to report income and gain under a QEF election if we were a PFIC. Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. A U.S. holder’s basis in its Common Shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. holder’s QEF election is in effect with respect to the entire holding period for its Common Shares, any gain or loss realized by such holder on the disposition of its Common Shares held as a capital asset generally will be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. holder had held such Common Shares for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders. The maximum long-term capital gains rate is 20% for individuals with annual taxable income that exceeds certain thresholds. The QEF election is made on a shareholder-by-shareholder basis, applies to all Common Shares held or subsequently acquired by an electing U.S. holder and can be revoked only with the consent of the IRS. The QEF election must be made on or before the U.S. holder's tax return due date, as extended, for the first taxable year to which the election will apply.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2016. We currently expect that we will not be a PFIC in 2017. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our Common Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our Common Shares in the event that we qualify as a PFIC.

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

Because exchange rates between the NIS, GBP, Euro and the Japanese Yen against the US dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our revenue and profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reflected as financial expenses in our consolidated financial statements. A hypothetical 10% movement in foreign currency rates (primarily the NIS, GBP, Euro, Japanese Yen, PLN and INR) against the US dollar, with all other variables held constant on the expected sales, would have resulted in a decrease or increase in 2016 sales revenues of approximately $13.6 million.

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

Our management, including our President and Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2016. Based on such evaluation, the President and Chief Executive Officer, and the Chief Financial Officer, have concluded that, as of December 31, 2016, the Company’s disclosure controls and procedures are effective.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

C.	Attestation Report of Registered Public Accounting Firm.

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2016 is provided on page F-3, as included under Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting.

Based on the evaluation conducted by our President and Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2016 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Fees Paid to Independent Auditors

Fees billed or expected to be billed by Kost Forer Gabbay & Kasierer, a member of EY Global and other members of EY Global for professional services for each of the last two fiscal years were as follows:

	Year ended December 31,
	2015	2016
	(in thousands)
Audit Fees	$415	$400
Tax Fees	$108	$195
Total	$523	$595

(1)	Audit Fees consist of fees billed for the annual audit and the quarterly reviews of the Company’s consolidated financial statements and consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent auditors can reasonably provide.

(2)	Tax Fees are for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and global mobility.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

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

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

IN U.S. DOLLARS

- - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SAPIENS INTERNATIONAL CORPORATION N.V.

We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. ("the Company") as of December 31, 2015 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and 2016 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2017, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
April 27, 2017	A Member of Ernst & Young Global

F - 2

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SAPIENS INTERNATIONAL CORPORATION N.V.

We have audited Sapiens International Corporation N.V. ("the Company") internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sapiens International Corporation N.V. as of December 31, 2015 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016 and our report dated April 27, 2017 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
April 27, 2017	A Member of Ernst & Young Global

F - 3

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2015	2016

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$54,351	$60,908
Marketable securities	8,776	18,220
Trade receivables (net of allowance for doubtful accounts of $ 199 and $ 623 at December 31, 2015 and 2016, respectively)	29,761	34,684
Other receivables and prepaid expenses	5,455	6,389

Total current assets	98,343	120,201

LONG-TERM ASSETS:
Marketable securities	30,875	17,228
Capitalized software development costs, net	19,856	20,755
Other intangible assets, net	7,684	7,599
Property and equipment, net	5,675	9,807
Goodwill	70,035	73,597
Other long-term assets	4,252	4,623
Severance pay fund	5,551	4,041

Total long-term assets	143,928	137,650

Total assets	$242,271	$257,851

The accompanying notes are an integral part of the consolidated financial statements.

F - 4

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share data)

	December 31,
	2015	2016

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$4,721	$6,562
Employees and payroll accruals	17,119	18,143
Accrued expenses and other liabilities	14,893	13,906
Deferred revenues and customer advances	10,268	9,137

Total current liabilities	47,001	47,748

LONG-TERM LIABILITIES:
Other long-term liabilities	6,414	9,864
Accrued severance pay	6,662	4,940

Total long-term liabilities	13,076	14,804

COMMITMENTS AND CONTINGENT LIABILITIES

REDEEMABLE NON-CONTROLLING INTEREST	385	908

EQUITY:
Sapiens International Corporation N.V. Shareholders' equity:
Share capital:
Common shares of € 0.01 par value: Authorized: 70,000,000 shares at December 31, 2015 and 2016, respectively; Issued: 51,088,077 and 51,364,247 shares at December 31, 2015 and 2016, respectively; Outstanding: 48,759,781 and 49,035,951 shares at December 31, 2015 and 2016, respectively	678	681
Additional paid-in capital	233,980	226,782
Treasury shares, at cost - 2,328,296 Common shares at December 31, 2015 and 2016	(9,423)	(9,423)
Accumulated other comprehensive loss	(11,679)	(11,167)
Accumulated deficit	(32,614)	(13,278)

Total Sapiens International Corporation N.V. shareholders' equity	180,942	193,595
Non-controlling interests	867	796

Total equity	181,809	194,391

Total liabilities and equity	$242,271	$257,851

The accompanying notes are an integral part of the consolidated financial statements.

F - 5

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2014	2015	2016

Revenues	$157,450	$185,636	$216,190

Cost of revenues	99,095	111,192	130,402

Gross profit	58,355	74,444	85,788

Operating expenses:
Research and development	11,352	10,235	16,488
Selling, marketing, general and administrative	32,097	39,859	44,460

Total operating expenses	43,449	50,094	60,948

Operating income	14,906	24,350	24,840
Financial income, net	124	163	533

Income before taxes on income	15,030	24,513	25,373
Taxes on income	(454)	(4,213)	(5,772)

Net income	14,576	20,300	19,601

Attributed to non-controlling interests	131	59	(43)
Attributed to redeemable non-controlling interest	(18)	1	(135)
Adjustment to redeemable non-controlling interest	-	224	443

Net income attributable to Sapiens' shareholders	$14,463	$20,016	$19,336

Net earnings per share attributable to Sapiens' shareholders

Basic	$0.31	$0.42	$0.40

Diluted	$0.30	$0.41	$0.40

The accompanying notes are an integral part of the consolidated financial statements.

F - 6

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands

	Year ended December 31,
	2014	2015	2016

Net income	$14,576	$20,300	$19,601

Other comprehensive income (loss):

Foreign currency translation adjustments	(11,181)	(1,367)	476
Unrealized gains (losses) arising from marketable securities during the period, net of tax	(158)	(37)	41
Losses reclassified into earnings from marketable securities, net of tax	3	5	-

	(11,336)	(1,399)	517

Total comprehensive income	3,240	18,901	20,118

Comprehensive income (loss) attributed to non-controlling interests	158	59	(38)
Comprehensive income (loss) attributed to redeemable non-controlling interest	(18)	1	(135)
Comprehensive income adjustment to redeemable non-controlling interest	-	224	443

Comprehensive income attributable to Sapiens' shareholders	$3,100	$18,617	$19,848

The accompanying notes are an integral part of the consolidated financial statements.

F - 7

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands (except of share data)

	Common stock		Additional paid-in	Treasury	Accumulated other comprehensive	Accumulated	Non-controlling	Total
	Shares	Amount	capital	shares	income (loss)	deficit	interests	equity

Balance as of January 1, 2014	46,014,982	$645	$244,560	$(9,423)	$1,082	$(67,093)	$637	$170,408

Stock-based compensation	-	-	1,067	-	-	-	-	1,067
Employee stock options exercised (cash and cashless)	1,225,368	17	1,552	-	-	-	-	1,569
Warrants exercised (cashless)	438,961	5	(5)	-	-	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	(106)	(106)
Other comprehensive loss	-	-	-	-	(11,363)	-	27	(11,336)
Net income	-	-	-	-	-	14,463	131	14,594

Balance as of December 31, 2014	47,679,311	$667	$247,174	$(9,423)	$(10,281)	$(52,630)	$689	$176,196

Adjustment for acquisition under common control	-	-	2,097	-	-	-	-	2,097

Balance as of December 31, 2014 *)	47,679,311	$667	$249,271	$(9,423)	$(10,281)	$(52,630)	$689	$178,293

Stock-based compensation	-	-	1,153	-	-	-	196	1,349
Employee stock options exercised (cash and cashless)	1,080,470	11	1,557	-	-	-	-	1,568
Distribution of dividend	-	-	(7,186)	-	-	-	-	(7,186)
Dividend to non-controlling interests	-	-	-	-	-	-	(77)	(77)
Other comprehensive loss	-	-	-	-	(1,398)	-	(1)	(1,399)
Adjustment to redeemable non-controlling interest	-	-	-	-	-	(224)	-	(224)
Distribution to ultimate parent for a business acquisition under common control	-	-	(10,815)	-	-	-	-	(10,815)
Net income	-	-	-	-	-	20,240	60	20,300

Balance as of December 31, 2015	48,759,781	$678	$233,980	$(9,423)	$(11,679)	$(32,614)	$867	$181,809

Stock-based compensation	-	-	1,701	-	-		40	1,741
Employee stock options exercised (cash and cashless)	276,170	3	887	-	-	-	-	890
Distribution of dividend	-	-	(9,786)	-	-	-	(73)	(9,859)
Other comprehensive income	-	-	-	-	512	-	5	517
Redeemable non-controlling interest	-	-	-	-	-	(308)	-	(308)
Net income	-	-	-	-	-	19,644	(43)	19,601

Balance as of December 31, 2016	49,035,951	$681	$226,782	$(9,423)	$(11,167)	$(13,278)	$796	$194,391

*) Derived from the audited financial statements of the Company as of December 31, 2014, adjusted for the acquisition of Insseco (see note 1(d)(2)).

The accompanying notes are an integral part of the consolidated financial statements.

F - 8

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2014	2015	2016
Cash flows from operating activities:

Net income	$14,576	$20,300	$19,601
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	8,717	9,625	10,021
Stock-based compensation	1,067	1,349	1,955
Amortization of premium and accrued interest on marketable securities	(225)	(453)	(516)

Net changes in operating assets and liabilities
Trade receivables, net	(6,637)	1,893	(5,435)
Other operating assets	127	(1,229)	(3,309)
Deferred tax assets, net	(1,020)	2,169	1,664
Trade payables	(3,297)	1,511	1,101
Other operating liabilities	8,469	4,134	2,223
Deferred revenues and customer advances	(223)	1,300	(1,035)
Accrued severance pay, net	7	(159)	(231)

Net cash provided by operating activities	21,561	40,440	26,039

Cash flows from investing activities:

Purchase of property and equipment	(1,468)	(2,815)	(4,664)
Capitalized software development costs	(6,094)	(6,032)	(5,545)
Net cash paid for acquisitions (b)	(2,064)	(2,934)	(4,382)
Investment in marketable securities	(34,906)	(7,678)	(9,017)
Proceeds from sales of marketable securities	1,543	1,499	13,898
Restricted cash, net	239	(893)	1,393

Net cash used in investing activities	$(42,750)	$(18,853)	$(8,317)

The accompanying notes are an integral part of the consolidated financial statements.

F - 9

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2014	2015	2016
Cash flows from financing activities:

Proceeds from employee stock options exercised	$1,569	$1,568	$890
Distribution to ultimate parent for a business acquisition under common control (c)	-	(8,482)	(1,440)
Repayment of loan	-	-	(824)
Distribution of dividend	-	(7,186)	(9,786)
Dividend to non-controlling interest	(106)	(77)	(73)

Net cash provided by (used in) financing activities	1,463	(14,177)	(11,233)

Effect of exchange rate changes on cash	(3,187)	(459)	68

Increase (decrease) in cash and cash equivalents	(22,913)	6,951	6,557
Cash and cash equivalents at beginning of year	70,313	47,400	54,351

Cash and cash equivalents at end of year	$47,400	$54,351	$60,908

Supplemental cash flow activities:

(a) Cash paid (received) during the year for:

Interest paid	$5	$6	$48

Interest received	$(604)	$(1,199)	$(1,321)

Income taxes	$665	$2,234	$1,196

(b) Net cash paid for acquisitions:

Fair value of assets acquired and liabilities assumed at the date of acquisition:
Working capital, net (excluding cash and cash equivalents)	$(228)	$(1,221)	$1,547
Other long term assets	-	(183)	(2,089)
Other long term liabilities	-	1,424	1,420
Goodwill and other intangible assets	(2,013)	(3,903)	(5,260)
Contingent payments	-	949	-
Redeemable non-controlling interest	177	-	-

	$(2,064)	$(2,934)	$(4,382)

(c) Non-cash transactions:

Loan and contingent payments to ultimate parent	-	(2,333)	-

The accompanying notes are an integral part of the consolidated financial statements.

F - 10

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

a.	General:

Sapiens International Corporation N.V. (“Sapiens”) and its subsidiaries (collectively, the “Company”), a member of the Formula Systems (1985) Ltd. Group, is a global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. The Company's offerings include a broad range of software solutions and services, comprised of: (i) core software solutions for the insurance industry, including Property & Casualty/General Insurance (“P&C”) and Life, Annuities and Pensions (“L&P”) products, and record keeping software solutions for providers of Retirement Services; (ii) variety of technology based solutions including business decision management solutions for the financial services industry, including insurance, banking and capital markets; and (iii) global services including project delivery and implementation of the Company’ software solutions.

The Company operates primarily in North America, United Kingdom, Europe, Israel, and Asia Pacific.

b.	Acquisition of Maximum Processing:

On May 26, 2016, Sapiens entered into an agreement to purchase 100% of Maximum Processing Inc.’s (MaxPro) total shares outstanding. MaxPro specializes in providing business and technology solutions across the insurance industry.

Sapiens paid the acquisition consideration in cash, consisting of $4,278 (of which $1,490 was deposited at closing in escrow). In addition, the seller has performance based payments relating to achievements of revenue and profitability targets over three years (2016-2018) of up to $3,126 that are subject to continued employment and therefore, not part of the purchase price.

c.	Acquisition of 4Sight business intelligence:

On June 7, 2016, Sapiens entered into an agreement to purchase 100% of 4Sight Business Intelligence Inc.’s (4Sight) total shares outstanding. 4sight's system provides analytics software for the insurance industry.

Sapiens paid the acquisition consideration of $330. In addition, the seller has performance based payments relating to achievements of revenue and profitability targets over three years (2016-2018) of up to $2,600. Such payments are also subject to continued employment and therefore, are not part of the purchase price.

d.	Acquisitions in previous years:

1.	On May 6, 2015, the Company completed the agreement to acquire all of the outstanding shares of Ibexi Solution Private Limited (Ibexi), an India-based provider of insurance business and technology solutions, in total consideration of $4,764 including a contingent obligation valued at $949 at the acquisition date. As of December 31, 2016, the estimated fair value of the contingent payment is $1,680.

F - 11

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

In addition, an amount of approximately $1,900 is subject to continued employment and therefore not part of the purchase price, but is recognized over the service period.

2.	On August 18, 2015 (the “acquisition date”), Sapiens completed the acquisition from Asseco Poland S.A. (“Asseco” or the “Seller”) of all issued and outstanding shares of Insseco. Asseco is the ultimate parent company of Sapiens, through holding in Formula Systems, which has been lastly effective as of December 23, 2014 and thereafter, the direct parent company of Sapiens. Insseco is a newly established company into which Asseco transferred all of its Polish insurance employees, certain fixed assets, certain customer contracts and certain software including intellectual property rights. Insseco has an established presence in the Polish insurance market, and services major insurance customers in Poland, including top tier insurance carriers.

Sapiens paid the acquisition consideration in cash, consisting of 34.3 million Polish Zloty or approximately $9,100. In addition, the seller has upside or downside performance based payments relating to achievements of revenue goals and profitability over the next five years. If the aggregate revenues generated by Insseco from its activity from July 1, 2015 through June 30, 2020 exceed 90 million Polish Zloty or approximately $23,800, the Seller shall be entitled to receive additional amounts ranging from 3% to 15% of the excess amount of the respective revenues. If the aggregate revenues generated by Insseco for the period from July 1, 2015 through June 30, 2018 are below 84 million Polish Zloty or $22,200, the seller shall pay Sapiens an amount equal to 35% of the deficiency below such amount. In addition, the amounts payable to the seller may be adjusted upwards or downwards as a result of changes in the profitability of a specific account that Sapiens acquired as part of the acquisition. The estimated fair value of the contingent payments as of December 31, 2016 is $1,000.

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

Under the pooling-of-interest method, the equity accounts of the combining entities are combined and the difference between the consideration paid and the net assets acquired is reflected as an equity transaction (i.e., distribution to parent company).

F - 12

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

As opposed to the purchase method of accounting, no intangible assets are recognized in the transaction, other than those existed in the combining entities and no goodwill is recognized as a result of the combination.

The application of the pooling-of-interest method with respect to the acquisition of Insseco increased the total assets, liabilities and equity as of December 31, 2014 by $4,387, $2,290, and $2,097, respectively. Revenues, pretax income and net income of Insseco for the twelve-month period ended December 31, 2015, which are included in the consolidated statements of income amounted to $10,516, $1,324 and $1,165, respectively.

3.	On August 1, 2014, the Company completed the acquisition of all of the outstanding shares of Knowledge Partners International (KPI), a pioneer and recognized leader in decision management consultancy, services and training, in consideration of $ 2,380, composed of the following:

Cash	$2,203
Share consideration *	177

Total purchase price	$2,380

*)	Sapiens issued 57,000 shares of its subsidiary, Sapiens Software Solution (Decision) Ltd, reflecting 3% of the subsidiary's outstanding shares. According to the agreement, the sellers will have the right to sell their minority interests to the Company during the period commencing on the date that is 48 months following the acquisition date, and the Company will have a corresponding call option.

Sapiens issued additional 88,500 restricted shares of its subsidiary, Sapiens Software Solution (Decision) Ltd, expensed over a vesting period of three years commencing on the acquisition date.

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

For those subsidiaries, whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in equity.

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

The Company maintains certain cash amounts restricted as to withdrawal or use. As of December 31, 2015, the Company maintained a restricted cash balance of $1,370 that represented security deposits with respect to lease agreements, hedging transactions and credit lines from banks. The restricted cash balance was released during 2016. Restricted cash included in other receivables and prepaid expenses.

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

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in “financial income, net”.

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. Securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in “net gain on sale of marketable securities previously impaired” in the statements of income and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. During 2014, 2015 and 2016, the Company did not recognize an impairment charge as the decline in fair value of its investment in marketable securities is not judged to be other-than-temporary.

g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20
Buildings	2.5

Leasehold improvements are amortized using the straight-line method over the term of the lease (including option terms that are deemed to be reasonably assured) or the estimated useful life of the improvements, whichever is shorter.

F - 15

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Research and development costs:

Research and development costs incurred in the process of software production before establishment of technological feasibility are charged to expenses as incurred. Costs incurred to develop software to be sold are capitalized after technological feasibility is established in accordance with ASC 985-20, “Software - Costs of Software to be Sold, Leased, or Marketed”. Based on the Company’s product development process, technological feasibility is established upon completion of a detailed program design.

Costs incurred by the Company between completion of the detailed program design and the point at which the product is ready for general release, have been capitalized.

Capitalized software development costs are amortized by the straight-line method over the estimated useful life of the software product (between 5-7 years).

i.	Other intangible assets, net:

Technology and patents acquired are amortized over their estimated useful life on a straight-line basis. The acquired customer relationships are amortized over their estimated useful lives in proportion to the economic benefits realized or the straight-line method. The weighted average annual rates for other intangible assets are as follows:

%

Technology	13 - 25
Customer relationships	10 - 17
Patent	10

j.	Impairment of long-lived assets:

The Company's long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360 "Property, Plant, and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2014, 2015 and 2016, no impairment losses have been identified.

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

The Company performed a qualitative assessment during the fourth quarter of each of 2014, 2015 and 2016 and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required.

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

The Company accounts for revenues from its services (either fixed price or Time and Materials (T&M)) that require significant customization, integration and installation under ASC 605-35, "Construction-Type and Production-Type Contracts", using the percentage-of-completion ("POC") method of accounting based on the ratio of costs related to contract performance incurred to date to the total estimated amount of such project costs. The revenues recognized are limited to revenues derived from the Company's enforceable right to receive payment for services provided by it in accordance with its contracts with its customers.

In accordance with ASC 985-605, the Company establishes Vendor Specific Objective Evidence ("VSOE") of fair value of maintenance services (PCS). The Company's policy for establishing VSOE of fair value of maintenance services is based on the price charged when the maintenance is renewed separately.

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

The Company's trade receivables are generally derived from sales to large and solid organizations located mainly in North America, Israel, United Kingdom, Rest of Europe and Asia Pacific. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. In certain circumstances, the Company may require prepayment. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. Provisions for doubtful accounts are recorded in selling, marketing, general and administrative expenses.

F - 18

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's marketable securities include investment in corporate and government debentures. The Company's investment policy limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

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

In addition, the Company signed a collective agreement with certain employees, according to which the Company's contributions for severance pay shall be in lieu of severance compensation and that upon release of the policy to the employee, no additional payments shall be made by the Company to the employee. Generally, the Company, under its sole discretion, pays to these employees the entire liability, irrespective of the collective agreement described per above. Therefore, the net obligation related to those employees is stated on the balance sheet as accrued severance pay.

The Company's agreements with certain employees in Israel are in accordance with Section 14 of the Severance Pay Law, 1963, whereas, the Company's contributions for severance pay shall be in lieu of its severance liability. Upon contribution of the full amount of the employee's monthly salary, and release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter o severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

Severance expense for the years 2014, 2015 and 2016 amounted to $3,022, $3,518 and $4,094, respectively.

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

Stock-based compensation cost is measured at the grant date, based on the fair value of the award. The Company recognizes compensation expense for the value of its awards, which have graded vesting, based on the straight-line basis over the requisite service period of the award, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The fair value of each option granted in 2014, 2015 and 2016 using the Binomial model, was estimated on the date of grant with the following assumptions:

	Year ended December 31,
	2014	2015	2016

Contractual life	6 years	6 years	6 years
Expected exercise factor	1.5-2	1.5-2.5	2-2.8
Dividend yield	0%	0%	0%
Expected volatility (weighted average)	48.9%	43.0%-44.1%	34.9%-42.4%
Risk-free interest rate	1.8%-1.9%	1.6%-1.8%	1.3%-1.7%

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

In 2014, 2015 and 2016, the Company entered into option contracts in the notional amounts of $33,270, $9,250 and $26,336, respectively, and in 2014, 2015 and 2016 the Company entered into forward contracts in the notional amounts of $7,383, $42,770 and $17,668, respectively, in order to protect against foreign currency fluctuations.

As of December 31, 2014, 2015 and 2016, the Company had outstanding options and forward contracts, in the notional amount of $25,772, $21,876 and $0, respectively.

In 2014, 2015 and 2016, the Company recorded income (expenses) of $(397), $230 and $849, respectively, with respect to the above transactions, presented in the statements of income as financial income (expenses).

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

The components of accumulated other comprehensive loss, in the amount of $11,679 and $11,167 at December 31, 2015 and 2016, respectively, were as follows:

F - 22

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	December 31,
	2015	2016

Foreign currency translation differences	$11,492	$11,021
Unrealized losses on available-for-sale marketable securities, net of tax	187	146

	$(11,679)	$(11,167)

v.	Impact of recently issued accounting standards:

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. The new revenue recognition standard will be effective in the first quarter of 2018, with the option to adopt it in the first quarter of 2017. The Company currently anticipates adopting the new standard effective January 1, 2018. The new standard also permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). The Company preliminarily anticipates adopting the standard using the modified retrospective method. However, the Company is continuing to evaluate the impact of the standard on its consolidated financial statements and related disclosures and the adoption method is subject to change.

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

In March 2016, the FASB issued ASU 2016-09, which provides for improvements to employee share-based payment accounting. ASU 2016-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. ASU 2016-09 simplifies several aspects of the accounting for employee share-based payment transactions, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The Company does not expect that this new guidance will have a material impact on the Company’s consolidated financial statements.

In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which clarifies the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The new guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods, which will be our interim period beginning January 1, 2018. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods with that reporting period. We are evaluating the impact of this standard.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This guidance will be effective for us in the first quarter of 2018 and early adoption is permitted. The Company is still evaluating the effect that this guidance will have on its consolidated financial statements and related disclosures

NOTE 3:	MARKETABLE SECURITIES

As of December 31, 2015 and 2016, the fair value, amortized cost and gross unrealized holding gains and losses of available-for-sale marketable securities were as follows:

	December 31, 2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Government debentures – fixed interest rate	$3,167	-	$(3)	$3,164
Corporate debentures – fixed interest rate	32,473	-	(189)	32,284

	$35,640	-	$(192)	$35,448

F - 24

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:	MARKETABLE SECURITIES (Cont.)

	December 31, 2015
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Government debentures – fixed interest rate	$5,242	-	$(19)	$5,223
Corporate debentures – fixed interest rate	34,663	-	(235)	34,428

	$39,905	-	$(254)	$39,651

As of December 31, 2016, the contractual maturities of available-for-sale marketable securities are up to three years. $18,220 were classified as short-term marketable securities as part of the current assets due to contractual maturity of up to one year. Interest receivable included in other receivables and prepaid expenses amounted to $334 and $226 as of December 31, 2015 and 2016, respectively.

NOTE 4:	OTHER LONG-TERM ASSETS

	December 31,
	2015	2016

Deferred tax assets	$2,779	$2,261
Other	1,473	2,362

	$4,252	$4,623

NOTE 5:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2015	2016

Cost:
Computers and peripheral equipment	$15,477	$18,503
Office furniture, equipment and other	4,228	4,309
Buildings and Leasehold improvements	2,780	6,051

	22,485	28,863
Accumulated depreciation:
Computers and peripheral equipment	12,712	14,737
Office furniture, equipment and other	2,607	2,682
Leasehold improvements	1,491	1,637

	16,810	19,056

Depreciated cost	$5,675	$9,807

Depreciation expense totaled $1,582, $2,080 and $2,835 for the years 2014, 2015 and 2016, respectively.

F - 25

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 6:	CAPITALIZED SOFTWARE DEVELOPMENT COSTS, NET

The changes in capitalized software development costs during the years ended December 31, 2015 and 2016 were as follows:

	Year ended December 31,
	2015	2016

Balance at the beginning of the year	$19,243	$19,856

Capitalization	6,032	5,545
Amortization	(5,439)	(4,929)
Functional currency translation adjustments	20	283

Balance at the year end	$19,856	$20,755

Amortization of capitalized software development costs for 2014, 2015 and 2016, was $4,926, $5,439 and $4,929, respectively. Amortization expense is included in cost of revenues.

NOTE 7:	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net, are comprised of the following:

	weighted average remaining useful life (years)	December 31,
		2015	2016
Original amounts:

Customer relationships	3.92	$10,853	$11,804
Technology	4.47	6,717	8,080
Patent	7.5	1,230	1,248

		18,800	21,132

Accumulated amortization:

Customer relationships		6,361	7,756
Technology		4,581	5,475
Patent		174	302

		11,116	13,533

Other intangible assets, net		$7,684	$7,599

b.	Amortization of other intangible assets was $2,209, $2,106 and $2,257 for 2014, 2015 and 2016, respectively.

F - 26

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:	OTHER INTANGIBLE ASSETS, NET (Cont.)

c.	Estimated amortization expense for future periods:

For the year ended December 31,

2017	$2,294
2018	1,951
2019	1,323
2020	524
2021 and thereafter	1,507

$7,599

NOTE 8:	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2015 and 2016 are as follows:

	Year ended December 31,
	2015	2016

Balance at the beginning of the year	$67,698	$70,035

Acquisition of subsidiaries	2,588	2,967
Functional currency translation adjustments	(251)	595

Balance at year- end	$70,035	$73,597

NOTE 9:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2015	2016

Government authorities	$3,419	$5,009
Accrued royalties to the IIA (Note 10a)	251	259
Accrued expenses	11,223	8,638

	$14,893	$13,906

NOTE 10:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Sapiens Technologies (1982) Ltd. ("Sapiens Technologies"), a subsidiary incorporated in Israel, was partially financed under programs sponsored by the Israel Innovation Authority ("IIA"), formerly the Office of the Chief Scientist, for the support of certain research and development activities conducted in Israel.

F - 27

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In exchange for participation in the programs by the IIA, the Company agreed to pay 3.5% of total net consolidated license and maintenance revenue and 0.35% of the net consolidated consulting services revenue related to the software developed within the framework of these programs based on an understanding with the IIA reached in January 2012.

The royalties will be paid up to a maximum amount equaling 100%-150% of the grants provided by the IIA, linked to the dollar, and for grants received after January 1, 1999, bear annual interest at a rate based on LIBOR.

Royalty expense amounted to $618, $505 and $503 in 2014, 2015 and 2016, respectively, and are included in cost of revenues.

As of December 31, 2016, the Company had a contingent liability to pay royalties of $7,119.

b.	Lease commitments:

The Company leases office space, office equipment and various motor vehicles under operating leases.

1.	The Company's office space and office equipment are rented under several operating leases. Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, were as follows:

2017	$4,050
2018	3,426
2019	2,974
2020	1,085
2021 and thereafter	83

$11,618

Rent expense for the years ended December 31, 2014, 2015 and 2016 was $3,782, $4,418 and $6,284, respectively.

2.	The Company leases its motor vehicles under cancelable operating lease agreements.

The minimum payment under these operating leases, upon cancellation of these lease agreements was $168 as of December 31, 2016.

c.	The Company provided bank guarantees in the amount of $827 as security for the rent to be paid for its leased offices. The bank guarantees are valid through February 2017 and thereafter will be renewed in an amount of approximately $850 which will be valid through February 2018. As of December 31, 2016, the Company has provided bank guarantees of $426 as security for the performance of various contracts with customers and suppliers.

F - 28

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

As of December 31, 2016, the Company had no restricted bank deposits in favor of the bank guarantees.

d.	On August 27, 2015, the Company's wholly-owned subsidiary was summoned to a hearing at a court in Amsterdam in connection with a claim initiated against it by one of its customers.

Although the software system provided by the Company's subsidiary has been used by the customer since 2008, the customer claims that the software system furnished it did not comply with its requirements and that the subsidiary failed to correct errors in the software systems in accordance with the service level agreement between the parties. The remedies sought by the customer are: (i) termination of all contracts with the subsidiary; and (ii) refund of all amounts paid by the customer to the subsidiary under the foregoing contracts plus damages in an aggregate amount of approximately €21.5 million.

As of the date of publication of these financial statements, the legal proceedings are at its early stage and the Company has included in these financial statements a provision which reflects the Company’s current estimate of the potential outcome of the foregoing claim.

NOTE 11:	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates in Israel:

The Israeli corporate income tax rate was 25% in 2016 and 26.5% in 2015 and 2014.

In January 2016, the Law for Amending the Income Tax Ordinance (No. 216) (Reduction of Corporate Tax Rate), 2016 was approved, which includes a reduction of the corporate tax rate from 26.5% to 25%, effective from January 1, 2016.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

2.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 ("the Law"):

Certain of the Company's Israeli subsidiaries have been granted "Approved Enterprise" and "Preferred Enterprise" status, which provides certain benefits, including tax exemptions and reduced tax rates. Income not eligible for Approved Enterprise and Preferred Enterprise benefits is subject to corporate tax at the rate that would have otherwise been applicable on the Approved or Preferred Enterprise’s income.

F - 29

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

The entitlement to the above benefits is conditional upon the fulfilling of the conditions stipulated by the Laws and regulations. Should the certain Israeli subsidiaries fail to meet such requirements in the future, income attributable to their Approved Enterprise and Preferred Enterprise programs could be subject to the statutory Israeli corporate tax rate and they could be required to refund a portion of the tax benefits already received, with respect to such programs. As of December 31, 2016, management believes that these subsidiaries are following all the conditions required by the Law.

Approved enterprise tax regime

Under Approved Enterprise track, the Company is tax exempt in the first two years/six years/ten years of the benefit period (dependent on the development area) and subject to tax at the reduced rate of 10%-25% for a period of five/eight years (if the benefit period qualifying for tax exemption is two years) or one year/four years (if the benefit period qualifying for tax exemption is six years)/for the remaining benefit period (dependent on the level of foreign investment). Under the terms of the Approved Enterprise program, income that is attributable to one of the Company's Israeli subsidiaries was exempt from income tax for a period of two years commencing 2014.

If a dividend is distributed out of tax exempt profits, as above, the Company will become liable for tax at the rate applicable to its profits from the approved enterprise in the year in which the income was earned, as if it was not under the Approved Enterprise track. The Company's policy is not to distribute such a dividend.

Preferred enterprise tax regime

In August 2013, the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which includes Amendment 71 to the Law for the Encouragement of Capital Investments ("the Amendment") was enacted. Per the Amendment, the tax rate on preferred income from a preferred enterprise in 2014 and thereafter will be 16% (in development area A - 9%). As for changes in tax rates resulting from the enactment of Amendment 73 to the Law, see below. As of December 31, 2015, some of the Company Israeli subsidiaries had filed a request to apply the new benefits under the 2011 Amendment and therefore subjected to the amended tax rate of 16%.

The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise's earnings as above will be subject to tax at a rate of 20%.

F - 30

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

New Amendment- Technological preferred enterprise

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016, which includes Amendment 73 to the Law for the Encouragement of Capital Investments ("the Amendment"), was published.

The Amendment prescribes special tax tracks for technological enterprises, which are subject to rules that are to be issued by the Minister of Finance by March 31, 2017.

The new tax track that may be relevant to certain of the Company's subsidiaries in Israel is the technological preferred enterprise. A technological preferred enterprise, as defined in the Law, will be subject to tax at a rate of 12% on profits deriving from intellectual property

Since as of December 31, 2016 definitive criteria to determine the tax benefits has not yet been established, it cannot be concluded that the legislation in respect of technological enterprises had been enacted or substantively enacted as of that date. Accordingly, the above changes in the tax rates relating to technological enterprises were not taken into account in the computation of deferred taxes as of December 31, 2016.

3.	Foreign Exchange Regulations:

Under the Foreign Exchange Regulations, some of the Company's Israeli subsidiaries calculate their tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31st of each year.

c.	Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the non-Israeli subsidiaries.

This is because the Company intends to permanently reinvest undistributed earnings in the foreign subsidiaries in which those earnings arose. If these earnings were distributed in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and non-Israeli withholding taxes.

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2016 was $23,495 and the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that were essentially permanent in duration as of December 31, 2016 was $1,665.

F - 31

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

d.	Net operating losses carry forward:

As of December 31, 2016, certain subsidiaries had tax loss carry-forwards totaling approximately $24,177 Most of these carry-forward tax losses have no expiration date.

e.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Significant components of the Company deferred tax assets are as follows:

	December 31,
	2015	2016

Deferred tax assets:
Net operating losses carry forward	$7,275	$6,515
Research and development	2,123	1,619
Other	3,188	3,155

Deferred tax assets before valuation allowance	12,586	11,289
Valuation allowance	(6,212)	(6,589)

Deferred tax assets	6,374	4,700

Deferred tax liabilities:
Capitalized software development costs	(2,804)	(3,011)
Acquired intangibles	(1,472)	(1,202)
Property and equipment	(53)	(369)
Other	(163)	(24)

Deferred tax liabilities	(4,492)	(4,606)

Deferred tax assets, net	$1,882	$94

	December 31,
	2015	2016

Long-term deferred tax assets, net	2,779	2,261
Long-term deferred tax liabilities, net	(897)	(2,167)

Deferred tax assets, net	$1,882	$94

F - 32

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

Long-term deferred tax assets are included in other long-term assets in the balance sheets. Long-term deferred tax liabilities are included in other long-term liabilities in the balance sheets.

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from operating losses carry forwards and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2014	2015	2016

Domestic (Israel)	$11,281	$19,478	$13,701
Foreign	3,749	5,035	11,672

	$15,030	$24,513	$25,373

g.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income for an Israeli company, and the actual tax expense as reported in the statements of income is as follows:

	Year ended December 31,
	2014	2015	2016

Income before taxes on income, as reported in the statements of income	$15,030	$24,513	$25,373

Statutory tax rate in Israel	26.5%	26.5%	25%

Theoretical taxes on income	$3,983	$6,496	$6,343
Increase (decrease) in taxes resulting from:
Effect of different tax rates	362	117	(382)
Effect of “Approved, Beneficiary or Preferred Enterprise” status	(2,323)	(2,406)	(1,338)
Utilization of carry forward tax losses for which valuation allowance was provided	(1,177)	(195)	-
Non-deductible expenses	80	569	584
Recognition of deferred taxes during the year for which valuation allowance was provided in prior years	(1,496)	-	-
Losses and temporary differences for which valuation allowance was provided	580	127	377
Others	445	(495)	188

Taxes on income, as reported in the statements of income	$454	$4,213	$5,772

F - 33

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

h.	Taxes on income are comprised as follows:

	Year ended December 31,
	2014	2015	2016

Current	$1,474	$2,627	$4,122
Deferred	(1,020)	1,586	1,650

	$454	$4,213	$5,772

	Year ended December 31,
	2014	2015	2016

Domestic (Israel)	$(443)	$2,684	$2,824
Foreign	897	1,529	2,948

	$454	$4,213	$5,772

i.	Uncertain tax positions:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2015	2016

Balance at the beginning of the year	$705	$1,365
Increase in tax positions	570	688
Decrease in tax positions	(64)	(293)
Acquisition of subsidiary (*)	154	227

Balance at the end of the year	$1,365	$1,987

(*) The amount initially consolidated as part of the acquisition of subsidiary in 2015 was net of Withholding taxes assets of $635.

The entire balance of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate.

As of December 31, 2015 and 2016, accrued interest related to uncertain tax positions amounted to $422 and $490, respectively.

Tax assessments filed by Part of the Company's Israeli subsidiaries through the year ended December 31, 2011 are considered to be final.

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

In 2011, the Company's board of directors approved its 2011 Share Incentive Plan (the “2011 Plan”) pursuant to which the Company's employees, directors, officers, consultants, advisors, suppliers, business partner, customer and any other person or entity whose services are considered valuable are eligible to receive awards of share options, restricted shares, restricted share units and other share-based awards. Options granted under the 2011 Plan may be exercised for a period of up to six years from the date of grant and become exercisable in four equal, annual installments, beginning with the first anniversary of the date of the grant, or pursuant to such other schedule as may provide in the option agreement.

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

As of December 31, 2016, 3,900,284 common shares of the Company were available for future grant under the 2011 Plan. Any options granted under the 2011 Plan which are forfeited, cancelled, terminated or expired, will become available for future grant under the 2011 Plan.

A summary of the stock option activities in 2016 is as follows:

	Year ended December 31, 2016
	Amount of options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Outstanding at January 1, 2016	2,175,488	5.36	3.49	$9,274
Granted	310,000	11.63
Exercised	(276,170)	3.52
Expired and forfeited	(71,535)	6.17

Outstanding at December 31, 2016	2,137,783	6.91	3.43	15,171

Vested and expected to vest	2,085,779	6.85	3.41	14,927

Exercisable at December 31, 2016	1,172,950	4.84	2.56	$10,646

In 2014, 2015 and 2016, the Company granted 340,000, 673,408 and 310,000 stock options to employees and directors, respectively.

F - 35

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:	EQUITY (Cont.)

The weighted average grant date fair values of the options granted during the years ended December 31, 2014, 2015 and 2016 were $ 3.19, $ 3.79 and $ 4.30, respectively.

All outstanding options are in the money as of December 31, 2016.

The total intrinsic value of options exercised during the years ended December 31, 2014, 2015 and 2016 was $7,446, $10,294 and $2,304, respectively.

The options outstanding under the Company's stock option plans as of December 31, 2016 have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	Average
	outstanding	Average	Weighted	Exercisable	Exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	Options
exercise price	2016	Term	price	2016	Exercisable
		(Years)	$		$

1.28-1.88	64,590	2.87	1.44	64,590	1.44
2.06-2.50	273,972	1.69	2.40	273,972	2.40
3.25-3.57	288,221	1.53	3.37	288,221	3.37
4.52	74,000	2.40	4.52	43,000	4.52
5.05-5.33	67,500	2.60	5.08	48,750	5.07
6.07-6.81	230,000	3.15	6.48	174,167	6.38
7.21-7.48	209,500	3.21	7.44	90,250	7.42
8.22-9.73	500,000	4.63	8.80	140,000	8.65
10.58-11.21	280,000	4.78	10.76	50,000	10.58
12.43-13.02	150,000	5.69	12.73	-	-

	2,137,783	3.43	6.91	1,172,950	4.84

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2014, 2015 and 2016, was $1,067, $1,349 and $1,955, respectively.

c.	As of December 31, 2016, there was $3,288 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a period of up to four years.

d.	During 2016, 29,500 of the 88,500 restricted shares of Sapiens Decision, the Company's majority-owned subsidiary that were granted to one of the former shareholders of KPI in 2014 (as described in note 1(d)(3)) vested, thereby reducing the Company's percentage ownership of Sapiens Decision from 95.7% to 94.25%. During 2016, Sapiens Decision granted 10,000 options to certain of its employees to purchase shares of Sapiens Decision.

F - 36

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:	EQUITY (Cont.)

e.	Dividend:

On April 7, 2016, the Company's extraordinary general meeting of shareholders approved the distribution of a cash dividend of $0.20 per common share for a total amount of $9,786 that was paid during June 2016.

On April 22, 2015, the Company's extraordinary general meeting of shareholders approved the distribution of a cash dividend of $0.15 per common share for a total amount of $7,186 that was paid during June and July 2015.

NOTE 13:	RELATED PARTIES TRANSACTIONS

Agreements with controlling shareholder and its affiliates:

The Company has in effect services agreements with certain companies that are affiliated with Formula Systems (1985) Ltd. (“Formula”), Sapiens' parent company (most recently since December 23, 2014 and thereafter), pursuant to which the Company has received services amounting to approximately $1,100, $2,600 and $6,100, in aggregate for the years ended December 31, 2014, 2015 and 2016. In addition, during the years ended December 31, 2014, 2015 and 2016, the Company purchased from those affiliated companies an aggregate of approximately $200, $1,100 and $1,000 of hardware and software. Furthermore, the Company paid to Formula $131 for the year ended December 31, 2016 in respect of the Company’s portion of the directors' fees payable to the Company’s Chairman of the Board, who serves as Chief Executive Officer of Formula.

On August 18, 2015, Sapiens completed the acquisition from Asseco Poland S.A. (“Asseco”) of all issued and outstanding shares of Insseco. Asseco is the ultimate parent company of Sapiens, through its holdings in Formula. Please see note 1(d)(2) above for further information concerning this acquisition.

Under the share purchase agreement for that acquisition, Asseco committed to assign all customer contracts to Insseco that relate to the intellectual property that the Company acquired as part of the acquisition. In the event that Asseco cannot obtain the consent of any customer to the assignment of its contract to Insseco, Asseco will hold that customer's contract in trust for the benefit of Insseco. Under that arrangement, in 2016, Insseco invoiced Asseco in a back-to-back manner for all invoices issued by Asseco on Insseco's behalf to customers under those contracts that were not yet assigned by Asseco to Insseco.

During the years ended December 31, 2014, 2015 and 2016, Asseco provided back office and professional services and fixed assets to Insseco in an amount totaling approximately $200, $1,700 and $1,900, respectively.

As of December 31, 2015 and 2016, the Company had trade payables balances due to its related parties in amount of approximately $2,700 and $1,300, respectively. In addition, as of December 31, 2015 and 2016, the Company had trade receivables balances due from its related parties in amount of approximately $3,200 and $1,400, respectively.

F - 37

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2014	2015	2016

Numerator:

Net income attributed to Sapiens shareholders	$14,463	$20,016	$19,336
Adjustment to redeemable non-controlling interest	-	224	443

Net income used for earnings per share	$14,463	$20,240	$19,779

Denominator (thousands):

Denominator for basic earnings per share - weighted average number of common shares, net of treasury stock	47,210	48,121	48,947
Stock options and warrants	1,427	1,206	833

Denominator for diluted net earnings per share - adjusted weighted average number of shares	48,637	49,327	49,780

The weighted average number of shares related to outstanding anti-dilutive options and warrants excluded from the calculations of diluted net earnings per share was 599,287, 582,570 and 250,809 for the years 2014, 2015 and 2016, respectively.

NOTE 15:	GEOGRAPHIC INFORMATION

a.	The Company operates in a single reportable segment as a provider of software solutions. See Note 1 for a brief description of the Company's business. The data below is presented in accordance with ASC 280, "Segment Reporting".

b.	Geographic information:

The following table sets forth revenues by country based on the billing address of the customer. Other than as shown below, no other country accounted for more than 10% of the Company's revenues during the years ended December 31, 2014, 2015 and 2016.

		Year ended December 31,
		2014	2015	2016
1.	Revenues:

	North America*	$49,585	$61,332	$74,455
	United Kingdom	34,961	42,580	46,892
	Rest of Europe	28,351	32,897	35,535
	Israel	28,821	28,315	29,085
	Asia Pacific	15,732	20,512	30,223

		$157,450	$185,636	$216,190

F - 38

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:	GEOGRAPHIC INFORMATION (Cont.)

* Revenue amounts for North America that are shown in the above table consist primarily of revenues from the United States, except for approximately $558, $471 and $854 of revenues derived from Canada in the years ended December 31, 2014, 2015 and 2016, respectively.

		December 31,
		2015	2016
2.	Property and equipment:

	Israel	$4,224	$5,987
	North America	147	2,136
	Others	1,304	1,684

		$5,675	$9,807

c.	Major customer data:

The following table sets forth revenues from major customers during the years ended December 31, 2014, 2015 and 2016.

	Year ended December 31,
	2014	2015	2016

Customer A	11%	12%	14%

NOTE 16:	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses:

	Year ended December 31,
	2014	2015	2016

Total costs	$17,446	$16,267	$22,033
Less - capitalized software development costs	(6,094)	(6,032)	(5,545)

Research and development expenses, net	$11,352	$10,235	$16,488

F - 39

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 16:	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Financial income, net:

Financial income:
Interest	$356	$657	$784
Derivatives gains	-	230	849
Foreign currency translation	883	556	191

	1,239	1,443	1,824
Financial expenses:
Derivatives losses	397	-	-
Foreign currency translation	586	981	735
Bank charges and other	132	299	556

	(1,115)	(1,280)	(1,291)

Financial income, net	$124	$163	$533

NOTE 17:	SUBSEQUENT EVENTS

a.	Share Purchase Agreement for Acquisition of StoneRiver

On February 14, 2017, the Company entered into a share purchase agreement with StoneRiver Group L.P. (or the "Seller") and StoneRiver, Inc. (or "StoneRiver"), for the acquisition of all of the issued and outstanding share capital of StoneRiver. The Company consummated the acquisition in the first quarter in 2017. StoneRiver is a Denver, Colorado- based provider of technology solutions and services to the insurance industry.

The acquisition consideration is approximately $100 million in cash, subject to certain adjustments based on working capital, transaction expenses, unpaid debt and certain litigation matters.

Immediately prior to closing, the Company purchased a representations and warranties insurance policy covering certain indemnifiable damages under the agreement (which is referred to as the "Insurance"). The Insurance provides for coverage of $12,500 in the aggregate and its term is in general three years (except with respect to certain fundamental representations and warranties, as to which the term of the Insurance is six years).  In addition, two escrow funds were established by StoneRiver, for the purpose of enabling the indemnification of the Company for certain damages that are not fully recovered under the Insurance: (i) an escrow fund of $500 for a period of one year and (ii) an escrow fund of $2,000 for a period of 18 months.

F - 40

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:	SUBSEQUENT EVENTS (Cont.)

b.	HSBC Term Loan Credit Agreement

On February 28, 2017, the Company (via our wholly-owned subsidiary, Sapiens Americas Corporation, or the Borrower) entered into a secured credit agreement, or the Credit Agreement, with HSBC Bank USA, National Association, (or the "Lender") as financing for, the acquisition of StoneRiver. Pursuant to the Credit Agreement, Company borrowed $40 million, or the Bank Loan, for a five-year term. The Bank Loan will mature in February 2022 and is payable in equal consecutive quarterly principal installments of principal and accrued interest. The Borrower is entitled to prepay the Bank Loan at any time (on any interest payment date) without penalty upon notice to the Lender. The Bank Loan bears interest at the rate of LIBOR plus 1.85%.

The repayment of the Bank Loan is secured by first priority liens over: (i) substantially all assets of the Borrower and its US subsidiaries; and (ii) the shares of the Borrower held by Sapiens International Corporation B.V. Certain affiliated entities of the Borrower have guaranteed the repayment of the Bank Loan. The Credit Agreement contains customary representations and warranties, affirmative covenants and negative covenants, which include, without limitation, restrictions on indebtedness, liens, investments, and certain dispositions with respect to the property secured by the lien. The Credit Agreement also contains customary events of default that entitle the Lender to cause any or all of the Company's indebtedness to become immediately due and payable and to foreclose on the lien, and includes customary grace periods before certain events are deemed events of default.

c.	Dispute with Customer

Subsequent to the balance sheet date, the Company received a letter from one of its significant customers, in which the customer alleged that the Company has materially breached a software development project agreement between them. The Company informed the customer that it has not materially breached any of its obligations under the agreement and that the customer itself has materially breached the agreement. Work on the project has been halted due to the dispute. The Company believes that this does not have an impact on its financial statements for the year ended December 31, 2016.

- - - - - - - -

F - 41

Item 19.	Exhibits

Please see the exhibit index incorporated herein by reference.

88

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SAPIENS INTERNATIONAL CORPORATION N.V.

By:	/s/ Roni Al Dor
Roni Al Dor
President & Chief Executive Officer

Date: April 27, 2017

89

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1.1	Articles of Association of Sapiens International Corporation N.V., as amended (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 29, 2016)

4.1	Sapiens International Corporation N.V. 1992 Stock Option and Incentive Plan, as amended and restated (incorporated by reference to Exhibit 28.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-64208), filed with the SEC on June 9, 1993, and to the Company’s Registration Statement on Form S-8 (SEC File No. 333-10622), filed with the SEC on July 22, 1999)

4.2	Sapiens International Corporation N.V. 2003 Share Option Plan (incorporated by reference to Exhibit 4(c)2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on June 28, 2007)

4.3	Sapiens International Corporation N.V. 2005 Special Incentive Share Option Plan (incorporated by reference to Exhibit 4(c)3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on June 28, 2007)

4.4	Sapiens International Corporation N.V. 2011 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-177834), filed with the SEC on November 9, 2011)

4.5	Form of Registration Rights Agreement, dated August 21, 2011, by and among Sapiens International Corporation N.V. and certain of its shareholders (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-3 (SEC File No. 333-187185), filed with the SEC on March 11, 2013)

8.1	List of Subsidiaries*

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global, independent registered public accounting firm*

101	The following financial information from Sapiens International Corporation N.V.’s Annual Report on Form 20-F for the year ended December 31, 2016 formatted in XBRL (eXtensible Business Reporting Language):
(i) Consolidated Balance Sheets at December 31, 2015 and 2016;
(ii) Consolidated Statements of Income for the years ended December 31, 2014, 2015 and 2016;
(iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2015 and 2016;

(iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2014, 2015 and 2016;

(v) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2015 and 2016; and

(vi) Notes to the Consolidated Financial Statements, tagged as blocks of text. *

* Filed herewith

90