Form 20-F
period 2017-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2018-04-10
CIK 885740

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _______________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . .. . . . .

Commission file number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Exact name of Registrant as specified in its charter)

Curacao

(Jurisdiction of incorporation or organization)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of principal executive offices)

Roni Giladi, Chief Financial Officer

Tel: +972-3-790-2000

Fax+972-3-790 2942

Azrieli Center

26 Harokmim St.

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

As of December 31, 2017, the issuer had 49,758,434 Common Shares, par value € 0.01 per share, outstanding (which excludes 2,328,296 Common Shares held in treasury).

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act      ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes  ☐          No  ☒

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

•	references to “Sapiens,” the “Company,” the “Registrant,” “our company,” “us,” “we” and “our” refer to Sapiens International Corporation N.V., a Curaçao company, and its consolidated subsidiaries;

•	references to “our shares,” “Common Shares” and similar expressions refer to Sapiens’ Common Shares, par value € 0.01 per share;

•	references to “Sapiens Poland” refer to Sapiens Software Solutions (Poland) Sp.Z.O.O (formerly Insseco Sp. Z O.O), a Poland-based software and services provider for the insurance market that Sapiens acquired in the third quarter of 2015;

•	references to “Adaptik”, refer to Adaptik Corporation, a New Jersey company engaged in the development of software solutions, which Sapiens acquired during the first quarter of 2018;

•	references to “KnowledgePrice.com” refer to KnowledgePrice.com, a Latvian company that specializes in digital insurance services and consulting, which Sapiens acquired in the fourth quarter of 2017;

•	references to “StoneRiver” refer to StoneRiver, Inc., a Denver, Colorado- based provider of technology solutions and services to the insurance industry that Sapiens acquired in the first quarter of 2017;

•	references to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;

•	references to “Euro” or “€” are to the Euro, the official currency of the Eurozone in the European Union;

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “Articles” are to our Amended Articles of Association, as currently in effect;

•	references to the “Securities Act” are to the Securities Act of 1933, as amended;

•	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	references to “NASDAQ” are to the NASDAQ Stock Market;

•	references to the “TASE” are to the Tel Aviv Stock Exchange; and

•	references to the “SEC” are to the United States Securities and Exchange Commission.

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

The following tables summarize certain selected consolidated financial data for the periods and as of the dates indicated. We derived the statement of operations financial data for the years ended December 31, 2015, 2016 and 2017 and the balance sheet data as of December 31, 2016 and 2017 from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income financial data for the years ended December 31, 2013 and 2014 and the balance sheet data as of December 31, 2013, 2014 and 2015 are derived from our audited financial statements not included in this annual report. Our historical consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and presented in U.S. dollars. You should read the information presented below in conjunction with those statements.

The summary consolidated balance sheet data as of December 31, 2014, as derived from our audited consolidated balance sheet as of that date that is not included in this annual report, reflects the carrying amounts combination between Sapiens and Sapiens Poland as of that date, consistent with the pooling of interest accounting method that we accorded to our acquisition of Sapiens Poland. Also, consistent with that accounting method, our consolidated statements of income data for the year ended December 31, 2015 includes the revenues and expenses of Insseco for the entire year (although the acquisition was actually consummated during the third quarter of 2015). See also Note 1(e) to our consolidated financial statements contained elsewhere in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under “Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Financial Data:	Year Ended December 31,
	(In thousands, except per share data)
Statement of Income Data:	2013	2014	2015 (1)	2016	2017

Revenues	$135,377	$157,450	$185,636	$216,190	$269,194
Cost of revenues	84,971	99,095	111,192	130,402	175,678
Gross profit	50,406	58,355	74,444	85,788	93,516
Operating Expenses:
Research and development	11,846	11,352	10,235	16,488	31,955
Selling, marketing, general and administrative	26,677	32,097	39,859	44,460	60,559
Total operating expenses	38,523	43,449	50,094	60,948	92,514
Operating income	11,883	14,906	24,350	24,840	1,002
Financial income (expenses), net	520	124	163	533	(3,010)
Income before tax benefit (taxes on income)	12,403	15,030	24,513	25,373	(2,008)
Tax benefit (taxes on income)	(811)	(454)	(4,213)	(5,772)	2,564

Net income	11,592	14,576	20,300	19,601	556

Attributed to non-controlling interest	(12)	131	59	(43)	(189)
Attributed to redeemable non-controlling interest	-	(18)	1	(135)	43
Adjustment to redeemable non-controlling interest	-	-	224	443	350

Net income attributable to Sapiens	11,604	14,463	20,016	19,336	352

Basic net earnings per share attributable to Sapiens’ shareholders (2)	$0.29	$0.31	$0.42	$0.40	$0.01
Diluted net earnings per share attributable to Sapiens’ shareholders	$0.27	$0.30	$0.41	$0.40	$0.01
Weighted average number of shares used in computing basic net earnings per share	40,024	47,210 (3)	48,121	48,947	49,170
Weighted average number of shares used in computing diluted net earnings per share	42,316	48,637	49,327	49,780	49,926

	At December 31,
Balance Sheet Data:	2013	2014 (1)	2015	2016	2017
	(In thousands)

Cash and cash equivalents	$70,313	$47,400	$54,351	$60,908	$71,467
Marketable securities	-	33,098	39,651	35,448	-
Working capital	63,516	43,663	51,342	72,453	60,804
Total assets	222,428	233,210	242,271	257,851	373,619
Series B Debentures (4)	-	-	-	-	78,281
Capital stock	245,205	249,938	234,658	227,463	221,864
Total equity	$170,408	$178,293	$181,809	$194,391	$200,874

(1)	As indicated above, the balance sheet data as of December 31, 2014 and the statement of income data for the year ended December 31, 2015 reflect the carrying amounts combination between Sapiens and Sapiens Poland as of December 31, 2014 and as of January 1, 2015, respectively, consistent with the pooling of interest accounting method in respect of our acquisition of Sapiens Poland.

(2)	On January 15, 2013, April 22, 2015, March 31, 2016 and October 18, 2017, our Board of Directors determined, subject to shareholder approval, to declare and pay one-time cash interim dividends of $0.15, $0.15, $0.20 and $0.20 per Common Share (or $5.8 million, $7.2 million, $10.0 million and $9.8 million, in the aggregate, respectively), which were paid on February 22, 2013, June 1, 2015, June 1, 2016 and December 14, 2017, respectively.

(3)	On November 19, 2013, we consummated an underwritten follow-on public offering of 5,650,000 of our Common Shares, plus an additional 847,400 Common Shares to cover over-allotments, pursuant to an underwriting agreement with Barclays Capital Inc., as representative of certain underwriters.

(4)	In September 2017 we issued NIS 280 million (approximately $78.2 million, net of $0.96 million of debt discount and issuance costs) principal amount of Series B unsecured, non-convertible debentures, in a public offering and private placement in Israel. For more information concerning the Series B debentures, please see Item 5.B “Liquidity and Capital Resources”—“Israeli Public Offering and Private Placement of Debentures”.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

We operate globally in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The following section lists some, but not all, of those risks and uncertainties that may have a material adverse effect on our business, financial position, results of operations or cash flows.

Risks Relating to Our Business, Our Industry and our Financing Activities

The implementation of our M&A growth strategy, which requires the integration of our multiple acquired companies, including, most recently, Adaptik, KnowledgePrice, StoneRiver, MaxPro, 4Sight, and their respective businesses, operations and employees with our own, involves significant risks, and the failure to integrate successfully may adversely affect our future results.

In the past eight years we have completed eleven acquisitions. Most recently, in the first quarter of 2018, we have acquired Adaptik, after having acquired KnowledgePrice.com and StoneRiver in 2017, Maximum Processing Inc, or MaxPro, and 4Sight Business Intelligence, or 4Sight, in 2016. These acquisitions are part of our integrated M&A growth strategy, which is centered on three key factors: growing our customer base, expanding geographically and adding complementary solutions to our portfolio— all while we seek to ensure our continued high quality of services and product delivery. Any failure to successfully integrate the business, operations and employees of our acquired companies, or to otherwise realize the anticipated benefits of these acquisitions, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies and technologies, and the harmonization of differences in the business cultures between these companies and their personnel. Integration of these businesses will be complex and time-consuming, will involve additional expense and could disrupt our business and divert management’s attention from ongoing business concerns. The challenges involved in integrating Adaptik, Knowledgeprice.com, StoneRiver MaxPro, 4Sight and other former acquisitions include:

•	preserving customer, supplier and other important relationships;

•	integrating financial forecasting and controls, procedures and reporting cycles;

•	combining and integrating information technology, or IT, systems; and

•	integrating employees and related HR systems and benefits, maintaining employee morale and retaining key employees.

The benefits we expect to realize from these acquisitions are, necessarily, based on projections and assumptions about the combined businesses of our company, Adaptik, KnowledgePrice.com, MaxPro, 4Sight and StoneRiver, and assume, among other things, the successful integration of these acquired entities into our business and operations. The acquisition of StoneRiver, in particular, has significantly expanded our presence and scale in the North American insurance industry, and is expected to help us further accelerate our growing market footprint in the U.S. P&C space. The StoneRiver acquisition is the largest acquisition that we have ever effected, and failure to successfully integrate the business, operation and employees of StonerRiver could, in and of itself, significantly harm our results of operations. Our projections and assumptions concerning our acquisitions may be inaccurate, however, and we may not successfully integrate the acquired companies and our operations in a timely manner, or at all. We may also be exposed to unexpected contingencies or liabilities of the acquired companies. If we do not realize the anticipated benefits of these transactions, our growth strategy and future profitability could be adversely affected.

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

The typical sales cycle for our solutions and services is lengthy and unpredictable, requires pre-purchase evaluation by a significant number of persons in our customers’ organizations, and often involves a significant operational decision by our customers. Our sales efforts involve educating our customers and industry analysts and consultants about the use and benefits of our solutions, including the technical capabilities of our solutions and the efficiencies achievable by organizations deploying our solutions. Customers typically undertake a significant evaluation process, which frequently involves not only our solutions, but also those of our competitors and can result in a lengthy sales cycle. Our sales cycle for new customers is typically one year to two years and can extend even longer in some cases. We spend substantial time, effort and money in our sales efforts without any assurance that such efforts will produce any sales.

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

Furthermore, as we seek to expand the marketing and offering of our products into new territories, it requires the retention of new, additional skilled personnel with knowledge of the particular market and applicable regulatory regime. Such skilled personnel may not be available at a reasonable cost relative to the additional revenues that we expect to generate in those territories, or may not be available at all. In particular, wage costs in lower-cost markets where we have recently added personnel, such as India, are increasing and we may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. The transition of projects to new locations may also lead to business disruptions due to differing levels of employee knowledge and organizational and leadership skills. Although we have never experienced an organized labor dispute, strike or work stoppage, any such occurrence, including in connection with unionization efforts, could disrupt our business and operations and harm our financial condition.

Failure to manage our rapid growth— both organic and non-organic—could effectively harm our business.

We have recently experienced, and expect to continue to experience, rapid growth in our number of employees and in our international operations that has placed, and will continue to place, a significant strain on our operational and financial resources and our personnel. To manage our anticipated future growth effectively, we must continue to maintain and may need to enhance our information technology infrastructure, financial and accounting systems and controls and manage expanded operations and employees in geographically distributed locations. We also must attract, train and retain a significant number of additional qualified sales and marketing personnel, professional services personnel, software engineers, technical personnel and management personnel. Our failure to manage our rapid growth effectively could have a material adverse effect on our business, results of operations and financial condition. Our growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of new services or product enhancements. For example, since it may take as long as six months to hire and train a new member of our professional services staff, we make decisions regarding the size of our professional services staff based upon our expectations with respect to customer demand for our products and services. If these expectations are incorrect, and we increase the size of our professional services organization without experiencing an increase in sales of our products and services, we will experience reductions in our gross and operating margins and net income. If we are unable to effectively manage our growth, our expenses may increase more than expected, our revenues could decline or grow more slowly than expected and we may be unable to implement our business strategy. Our rapid growth may also be accompanied by greater exposure to litigation, including suits by clients, vendors, employees or former employees, as the sizes of our workforce and our overall international operations increase. Restructuring strategies that we have been implementing as part of our management of the effectiveness of our growth require the termination of employees, which also increases our potential exposure to suits by former employees. All such litigation carries with it related costs and could divert our management’s attention from ongoing business concerns. We also intend to continue to expand into additional international markets which, if not technologically or commercially successful, could harm our financial condition and prospects.

The skilled and highly qualified workforce that we need to develop, implement and modify our solutions may be difficult to hire, train and retain, and we could face increased costs to attract and retain our skilled workforce.

Our business operations depend in large part on our ability to attract, train, motivate and retain highly skilled information technology professionals, software programmers and communications engineers on a worldwide basis. In addition, our competitive success will depend on our ability to attract and retain other outstanding, highly qualified employees, consultants and other professionals. Because our software products are highly complex and are generally used by our customers to perform critical business functions, we depend heavily on skilled technology professionals. Skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. In addition, serving several new customers or implementing several new large-scale projects in a short period of time may require us to attract and train additional IT professionals at a rapid rate.

If existing customers are not satisfied with our solutions and services and either do not make subsequent purchases from us or do not continue using such solutions and services, or if our relationships with our largest customers are impaired, our revenue could be negatively affected.

We depend heavily on repeat product and service revenues from our base of existing customers. Five of our customers accounted for, in the aggregate, 34% and 22% of our revenues in the years ended December 31, 2016 and 2017, respectively. If our existing customers are not satisfied with our solutions and services, they may not enter into new project contracts with us or continue using our technologies. A significant decline in our revenue stream from existing customers would have a material adverse effect on our business, results of operations and financial condition.

Our business often involves long-term, large, complex projects across the globe, some of which are fixed-price projects that involve uncertainties, such as estimated project costs and profit margins. Changes in the scope of a project or in the implementation schedule mid-stream can adversely impact our expected future revenues, profitability and/or, in some cases, our relationship with the relevant client.

Our business is characterized by relatively large, complex projects or engagements that can have a significant impact on our total revenue and cost of revenue from quarter to quarter. A high percentage of our expenses, particularly employee compensation, are relatively fixed. Therefore, variations in the timing of the initiation, estimate of scope of work, progress or completion of projects or engagements can cause significant variations in operating results from quarter to quarter.

This is particularly the case for fixed-price contracts, where our delivery requirements sometimes span more than one year. For a highly complex, fixed-price project that requires customization, we may not be able to accurately estimate our actual costs of completing the project. We are often dependent on the assistance of third-parties (such as our customers’ vendors or IT employees, or our system integrator partners) in implementing such a project, which may not be provided in a timely manner. If our actual cost-to-completion of such a project significantly exceeds the estimated costs, we could experience a loss on the related contract, which (when multiplied by multiple projects) could have a material adverse effect on our results of operations, financial position and cash flow.

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

For non-fixed price contracts, we generally provide our customers with upfront estimates regarding the duration, budget and costs associated with the implementation of our products. Due to the complexities described above, however, we may not meet those upfront estimates and/or the expectations of our customers, which could lead to a dispute with a client.

As an example, in 2017 we were involved in a dispute with a significant customer under a software development project agreement, which agreement provided for the customizing, enhancement and implementation of a new product. The customer alleged that we had materially breached our agreement with the customer. After carefully examining the customer’s allegations, we informed the customer that we had not materially breached any of our obligations under the agreement and that the customer had itself materially breached the agreement. Work on the project was canceled due to the dispute. While we eventually entered into a settlement agreement with the customer, that settlement resulted in the termination of the software development project agreement, which resulted in a reduction in our revenues and operating profit relative to our prior estimates for 2017. Similar such disputes with other significant customers in the future, whether due to failure on our part to meet upfront estimates or customer expectations, or even absent such failures on our part, could harm our reputation, thereby adversely affecting our ability to attract new customers and to sell additional solutions and services to existing customers.

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

In particular, our European activities will be subject to the new European Union General Data Protection Regulation, or GDPR, which will create additional compliance requirements for us. GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR will become enforceable on May 25, 2018 and non-compliance may expose entities such as our company to significant fines or other regulatory claims. While we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with these new standards, to the extent that we fail to adequately comply, that failure could have an adverse effect on our business, financial conditions, results of operations and cash flows.

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

Some of our customers have the right to require the source code of our products to be deposited into a source code escrow. Under certain circumstances, our source code could be released to our customers. The conditions triggering the release of our source code vary by customer. A release of our source code would give our customers access to our trade secrets and other proprietary and confidential information which could harm our business, results of operations and financial condition. A few of our customers have the right to use the source code of some of our products based on the license agreements signed with such clients (mostly with respect to older versions of our solutions), although such use is limited for specific matters and cases, these clients are exposed to some of our trade secrets and other proprietary and confidential information which could harm us.

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction or breakdown of our information technology, or IT, systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber attacks, which may compromise our systems and lead to data leakage internally. Both data that has been inputted into our main IT platform, which covers records of transactions, financial data and other data reflected in our results of operations, as well as data related to our proprietary rights (such as research and development, and other intellectual property- related data), are subject to material cyber security risks. Our IT systems have been, and are expected to continue to be, the target of malware and other cyber attacks. To date, we are not aware that we have experienced any loss of, or disruption to, material information as a result of any such malware or cyber attack.

We have invested in advanced detection, prevention and proactive systems to reduce these risks. Based on independent audits, we believe that our level of protection is in keeping with the industry standards of peer technology companies. We also maintain a disaster recovery solution, as a means of assuring that a breach or cyber attack does not necessarily cause the loss of our information. We furthermore review our protections and remedial measures periodically in order to ensure that they are adequate.

Despite these protective systems and remedial measures, techniques used to obtain unauthorized access are constantly changing, are becoming increasingly more sophisticated and often are not recognized until after an exploitation of information has occurred. We may be unable to anticipate these techniques or implement sufficient preventative measures, and we therefore cannot assure you that our preventative measures will be successful in preventing compromise and/or disruption of our information technology systems and related data. We furthermore cannot be certain that our remedial measures will fully mitigate the adverse financial consequences of any cyber attack or incident.

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

Our deed of trust related to our Series B Debentures contains certain affirmative covenants and restrictive provisions that, if breached, could result in an increase in the interest rate and, potentially, an acceleration of our obligation to repay those debentures, which we may be unable to effect.

In the deed of trust that we have entered into with the trustee for the holders of our Series B Debentures, or the debentures, which we offered and sold in an Israeli public offering and Israeli private placement in September 2017, we have undertaken to maintain a number of conditions and limitations on the manner in which we can operate our business, including limitations on our ability to undergo a change of control, distribute dividends, incur a floating charge on our assets, or undergo an asset sale or other change that results in a fundamental change in our operations. The deed of trust also requires us to comply with certain financial covenants, including maintenance of a minimum shareholders’ equity level and a maximum ratio of financial indebtedness to shareholders’ equity, at levels that are customary for companies of comparable size. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements that could otherwise be financially advantageous to us and, by extension, our debenture holders. The deed of trust furthermore provides for an upwards adjustment in the interest rate payable under the debentures in the event that our debentures’ rating is downgraded below a certain level. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the rating of the debentures (below BBB-) would constitute an event of default that could result in the acceleration of our obligation to repay the debentures, of which there is NIS 280 million (approximately US $79.2 million) principal amount outstanding, which accelerated repayment may be difficult for us to effect.

Risks Relating to Our International Operations

Our international sales and operations subject us to additional risks that can adversely affect our business, results of operations and financial condition.

We are continuing to expand our international operations as part of our growth strategy. In fiscal years 2016 and 2017, 66% and 59%, respectively, of our revenues were derived from outside of North America. Our current international operations and our plans to further expand our international operations subject us to a variety of risks, including:

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

International operations in the insurance industry, in which a significant portion of our business is concentrated, is accompanied by additional costs related to adaptation to regulations in specific territories.

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

Most of our revenues are derived from international operations that are conducted in local currencies, including US dollars, GBP, EURO, New Israeli Shekels, or NIS, Indian rupee, or INR and Polish zloty, or PLN. In 2016 and 2017, our revenues were approximately 37% and 53%, respectively, in US dollars, with the remainder in the other currencies.

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

Our business may be materially affected by changes to fiscal and tax policies. Potentially negative or unexpected tax consequences of these policies, or the uncertainty surrounding their potential effects, could adversely affect our results of operations and share price.

As a multinational corporation, we are subject to income taxes, withholding taxes and indirect taxes in numerous jurisdictions worldwide. Significant judgment and management attention and resources are required in evaluating our tax positions and our worldwide provision for taxes. In the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. In addition, our tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting, and other laws, regulations, principles and interpretations. This may include recognizing tax losses or lower than anticipated earnings in jurisdictions where we have lower statutory rates and higher than anticipated earnings in jurisdictions where we have higher statutory rates, changes in foreign currency exchange rates, or changes in the valuation of our deferred tax assets and liabilities.

We may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. If we experience unfavourable results from one or more such tax audits, there could be an adverse effect on our tax rate and therefore on our net income. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our operating results or cash flows in the period or periods for which a determination is made. Additionally, we are subject to transfer pricing rules and regulations, including those relating to the flow of funds between us and our affiliates, which are designed to ensure that appropriate levels of income are reported in each jurisdiction in which we operate.

The U.S. Tax Cuts and Jobs Act of 2017, or the Act, enacted in December 2017, introduced significant changes to the U.S. Internal Revenue Code.

At December 31, 2017, we have not completed our accounting for the tax effects of enactment of the Act; however, we have made reasonable estimates of the effects on the existing deferred tax balances for which provisional amounts have been recorded.

The Act requires complex computations to be performed that were not previously required in U.S. tax law, significant judgments to be made in interpretation of the provisions of the 2017 Tax Act and significant estimates in calculations, and the preparation and analysis of information not previously relevant or regularly produced. The U.S. Treasury Department, the IRS, and other standard-setting bodies could interpret or issue guidance on how provisions of the 2017 Tax Act will be applied or otherwise administered that is different from our interpretation. As we complete our analysis of the 2017 Tax Act, collect and prepare necessary data, and interpret any additional guidance, we may make adjustments to provisional amounts that we have recorded that may impact our provision for income taxes in the period in which the adjustments are made.

The base erosion and profit shifting (“BEPS”) project undertaken by the Organization for Economic Cooperation and Development (“OECD”) may have adverse consequences to our tax liabilities. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, when adopted by individual countries, could adversely affect our provision for income taxes. Countries have only recently begun to translate the BEPS recommendations into specific national tax laws, and it remains difficult to predict the magnitude of the effect of such new rules on our financial results.

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

As a foreign private issuer, we are also permitted, and have begun, to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NASDAQ Stock Market for domestic U.S. issuers. We have informed NASDAQ that we follow home country practice—presently in Curaçao and prospectively, following the completion of our planned migration, in the Cayman Islands— with regard to, among other things, composition of our Board of Directors (whereby a majority of the members of our Board of Directors need not be “independent directors,” as is generally required for domestic U.S. issuers), director nomination procedure and approval of compensation of officers. In addition, we have opted to follow home country law instead of the Listing Rules of the NASDAQ Stock Market that require that a listed company obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the Company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on the NASDAQ Capital Market may provide our shareholders with less protection than they would have as stockholders of a domestic U.S. company.

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

Formula Systems (1985) Ltd. beneficially owns approximately 48.9% of our outstanding Common Shares. As a result, it exercises a controlling influence over our operations and business strategy and has sufficient voting power to control the outcome of various matters requiring shareholder approval. These matters may include:

•	the composition of our board of directors, which has the authority to direct our business and to appoint and remove our officers;

•	approving or rejecting a merger, consolidation or other business combination;

•	raising future capital; and

•	amending our Articles, which govern the rights attached to our Common Shares.

This concentration of ownership of our Common Shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our Common Shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our Common Shares. This concentration of ownership may also adversely affect our share price.

Our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company or as a “controlled foreign corporation”.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our Common Shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code. Based on our gross income and gross assets, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2017. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2018, or for any subsequent year, until we finalize our financial statements for that year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our Common Shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. Our characterization as a PFIC could result in material adverse tax consequences for you if you are a U.S. investor, including having gains realized on the sale of our Common Shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our Common Shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our Common Shares. Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. Prospective U.S. investors should refer to “Item 10.E. Taxation—U.S. Federal Income Tax Considerations” for discussion of additional U.S. income tax considerations applicable to them based on our treatment as a PFIC.

Certain U.S. holders of our Common Shares may suffer adverse tax consequences if we or any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation”, or a CFC, under Section 957(a) of the Code. Certain changes to the CFC constructive ownership rules under Section 958(b) of the Code introduced by the TCJA may cause one or more of our non-U.S. subsidiaries to be treated as CFCs, may also impact our CFC status, and may affect holders of our Common Shares that are United States shareholders. Generally, for U.S. shareholders that own 10% or more of the combined vote or combined value of our Common Shares, this may result in negative U.S. federal income tax consequences and these shareholders may be subject to certain reporting requirements with the U.S. Internal Revenue Service. Any such 10% U.S. shareholder should consult its own tax advisors regarding the U.S. tax consequences of acquiring, owning, or disposing our Common Shares and the impact of the TCJA, especially the changes to the rules relating to CFCs.

Risks Related to Our Israeli Operations and Our Status as a Curacao Company

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

Certain of our Israeli subsidiaries were granted Approved Enterprise, or AE, status under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. These subsidiaries elected the alternative benefits program, pursuant to which income derived from the AE program is tax-exempt for two years and enjoys a reduced tax rate of 10.0% to 25.0% for up to a total of eight years, subject to an adjustment based on the percentage of foreign investors’ ownership. We were also eligible for certain tax benefits provided to Benefited Enterprises, or BEs, under the Investment Law. In May 2015, we notified the Israel Tax Authority that we apply the new tax Preferred Enterprise, or PFE, regime under the Investment Law instead of our AE and BE. Accordingly, we are eligible for certain tax benefits provided to PFEs under the Investment Law. Beginning in 2017, part of the Company taxable income in Israel is eligible for benefits under Amendment 73 of the Investment Law. If we do not meet the conditions stipulated in the Investment Law and the regulations promulgated thereunder, as amended, for the PTE, any of the associated tax benefits may be cancelled and we would be required to repay the amount of such benefits, in whole or in part, including interest and CPI linkage (or other monetary penalties). Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates (25% in 2016, 24% in 2017 and 23% in 2018 and thereafter), which would harm our financial condition and results of operation. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Impact of Tax Policies and Programs on our Operating Results —Israeli Tax Considerations and Government Programs.”

In the event of distribution of dividends from said tax-exempt income, the amount distributed will be subject to corporate tax at the rate that would have otherwise been applicable on the AE/BE’s income.

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

Our corporate affairs are governed by our Articles, the Civil Code of Curaçao and the civil law of Curaçao. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Curaçao law are to a large extent governed by the Civil Code of Curaçao, the civil law of Curaçao and applicable case law. The rights of shareholders and the fiduciary responsibilities of our directors under Curaçao law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the U.S. In particular, Curaçao has a less developed body of securities laws as compared to the U.S., and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. In addition, Curaçao law does not generally distinguish between public and private companies, and some of the protections and safeguards (such as statutory pre-emption rights, except to the extent that they are expressly provided for in the Articles) that investors may expect to find in relation to a public company are not provided for under Curaçao law, subject to the duty of directors and shareholders to generally act towards one another in accordance with the principles of reasonableness and fairness. As a result of all of the above, holders of our Common Shares may have more difficulty in protecting their interests in the face of actions taken by our management, directors or major shareholders than they would as shareholders of a U.S. company.

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

Corporate Details

Our legal and commercial name is Sapiens International Corporation N.V., and we were incorporated and registered in Curaçao on April 6, 1990. In November 2017, our shareholders approved the migration of our legal domicile to the Cayman Islands. Such migration is subject to certain rulings and approvals of the tax authorities in Israel and Curacao, which have not yet been received as of the date of this annual report. We are registered as an Israeli company for tax purposes only. Our principal place of business is located at Azrieli Center, 26 Harokmim Street, Holon, 5885800, Israel, and our telephone number there is +972-3-790-2000. Sapiens Americas Corporation is our agent in the United States. Our World Wide Web address is www.sapiens.com. The information contained on that web site is not a part of this annual report. Except as described elsewhere in this annual report, we have not had any important events in the development of our business since January 1, 2017.

Capital Expenditures and Divestitures since January 1, 2015

In the second quarter of 2015, we acquired IBEXI Solutions Private Limited, or IBEXI, an India-based provider of insurance solutions and services, which services 18 insurers in both the P&C and L&A markets throughout Southeast Asia. The total purchase price in this acquisition was approximately $4.8 million, which we paid in cash at the closing, and which is subject to adjustment based on certain future criteria. For further information, please see Note 1(e) to our consolidated financial statements included in Item 18 of this annual report.

In the third quarter of 2015, we acquired Sapiens Poland (formerly Insseco), a Poland-based software and services provider for the insurance market, from Asseco Poland S.A., or Asseco, the indirect controlling shareholder of our company, which helped us to establish a strong presence in the Polish insurance market. We paid approximately $9.1 million in cash for Sapiens Poland (formerly Insseco), subject to upwards adjustment based on its achieving future revenue goals. For further information, please see Note 1(e) to our consolidated financial statements included in Item 18 of this annual report.

In the third quarter of 2016, we acquired Maximum Processing Inc., or MaxPro, a privately-held company headquartered in Bradenton, Florida, with offices in Garner, North Carolina. MaxPro is the provider of the Stingray System, a P&C insurance administration suite targeted towards the tier 4-5 U.S. market, as well as managing general agents, or MGAs, third-party administrators, or TPAs, and insurance brokers. We paid $4.3 million in cash for this acquisition (including $1.5 million that we placed in escrow at the closing). The seller also has the right to receive performance based payments of up to $2.6 million relating to achievements of revenue and profitability goals over three years (2016, 2017, 2018). For further information, please see Note 1(e) to our consolidated financial statements included in Item 18 of this annual report.

In the third quarter of 2016, we acquired 4Sight Business Intelligence Inc., or 4Sight, a provider of business intelligence reports that is based in Austin, Texas. 4Sight offers insurance-specific business intelligence, or BI, solutions, including 4SightBI, a P&C-specific, off-the-shelf business intelligence (BI) product. We paid $330,000 in cash for this acquisition. In addition, the seller of 4Sight may receive additional performance-based payments of up to $2.6 million relating to achievements of revenue and profitability goals over three years (2016, 2017, 2018). For further information, please see Note 1(e) to our consolidated financial statements included in Item 18 of this annual report.

In the first quarter of 2017, we acquired StoneRiver, a US-based provider of a wide range of technology solutions and services to insurance carriers, agents, and broker-dealers, whose product groups encompass P&C solutions, Life solutions, workers compensation, and reinsurance solutions for all major business lines. The acquisition will enable us to expand the range of solutions and services that we offer in North America. We paid approximately $100 million in cash, subject to certain adjustments based on working capital, transaction expenses, unpaid debt and certain litigation matters. For further information, please see Note 1(b) to our consolidated financial statements included in Item 18 of this annual report.

In the fourth quarter of 2017, we acquired KnowledgePrice.com, a Latvian company that specializes in digital insurance services and consulting. This acquired entity will ill join our Digital Division, which focuses on digital and business intelligence services and solutions, including portal and digital distribution offerings to customers worldwide. The total purchase price was approximately €5,840,500, out of which €3,100,000 was paid at closing and the remainder is subject to earn-outs based on the revenues of KnowledgePrice.com following the closing. For further information, please see Note 1(d) to our consolidated financial statements included in Item 18 of this annual report.

In the first quarter of 2018, we acquired Adaptik, a New Jersey company engaged in the development of software solutions for P&C insurers, including policy administration, rating, billing, customer management, task management and product design. The total purchase price was approximately $19.5 million in cash, subject to adjustment and about $3.5 million is subject to earn out-based specific criteria. For further information, please see Note 18 to our consolidated financial statements included in Item 18 of this annual report.

Our principal capital expenditures during the last three years related mainly to the purchase of computer equipment and software for use by our subsidiaries. Our capital expenditures totaled approximately $2.8 million in 2015, $4.7 million in 2016 and $2.6 million in 2017.

B.	Business Overview.

Sapiens is a leading global provider of software solutions for the insurance industry. Our extensive expertise is reflected in our innovative software platforms, solutions and services for providers of property and casualty/general insurance (P&C), and life, pension and annuity (L&A) insurance, as well as our full digital suite, which facilitates an innovative, holistic and seamless digital experience for agents, customers and assorted insurance personnel, across multiple devices and technologies Our offerings enable our customers to effectively manage their core business functions, including policy administration, claims management and billing, and support them during their journey to becoming a digital insurer.

Sapiens also supplies a complete offering for reinsurance providers and a decision management platform for a variety of financial services providers that enables our customers to quickly deploy business logic and comply with policies and regulations across their organizations.

Our platforms possess modern, modular architecture and are digital-driven. They empower customers to respond to the rapidly changing insurance market and increasing regulatory changes, while improving the efficiency of their core operations. These enhancements increase revenue and reduce costs.

2017 was a year of organizational growth for Sapiens, a trend that has shown no sign of abating in early 2018. The company announced its acquisition of StoneRiver in February of 2017. StoneRiver’s product portfolio is comprised of claims, billing, rating, underwriting, illustrations, reinsurance and finance & compliance solutions for all major insurance business lines, across both P&C and L&A. StoneRiver’s rich set of solutions complements Sapiens’ existing offerings and has helped Sapiens accelerate its growth in the U.S. market specifically, and globally as well.

In late December 2017/early January 2018, Sapiens expanded our digital division’s capabilities through the acquisition of KnowledgePrice.com (or KnowledgePrice), a technology specialist with expertise in digital insurance services and consulting. Privately-held KnowledgePrice employed about 50 digital insurance technology experts and is a provider of services to leading insurance providers in the UK and Europe. KnowledgePrice serves as a center for excellence for digital engagement services. Its experts joined Sapiens’ Digital Division, which focuses on digital and business intelligence (BI) services and solutions, including portal and digital distribution offerings to customers worldwide. The expanded Digital Division will create innovative offerings and provide full support during customers’ digital journeys.

In early 2018, we announced the acquisition of Adaptik, a North American P&C solution provider. This acquisition is expected to enable Sapiens to provide North American P&C carriers with an enhanced platform, which will improve Sapiens’ competitive position and enable it to increase its market share in the North American insurance market. Going forward, Sapiens will offer an innovative P&C digital insurance platform. This platform will be formed by combining three powerful core components: Adaptik Policy, Adaptik Billing and StoneRiver Stream® Claims, accompanied by Sapiens’ existing solutions for data and analytics, digital engagement and distribution, and cloud operation.

Software Solutions

Our software portfolio is comprised of:

•	Life, Pension and Annuities Platforms/Solutions – comprehensive software platform and solutions for the management of a diversified range of products for life, pension and annuities. Our portfolio includes Sapiens ALIS, LifeSuite, Life Portraits, LifeApply, Sapiens INSIGHT and Sapiens Closed Books.

•	Property and Casualty/General Insurance Platforms/Solutions – comprehensive software platforms and solutions supporting a broad range of business lines, including personal, commercial and specialty lines, and workers’ compensation. Our portfolio includes Sapiens IDIT, Adaptik Policy, Adaptik Billing, Stream Claim, Sapiens Stingray, PowerSuite and CompSuite.

•	Digital Engagement – a digital insurance suite that provides an enablement platform that digitalizes insurance carriers’ business and helps them transform. It is comprised of a set of integrative offerings, including: advanced analytics, a customer-centric portal for consumers and agents, an API layer for seamless integration with the insurtech ecosystem, accompanied by a strong cloud proposition.

We also offer consulting – process analysis, business process automation, project management, performance optimization, etc. – and services, such as information system development and various implementation methodologies. In sum, we provide an end-to-end, holistic and seamless digital experience for agents, customers and assorted insurance personnel.

•	Reinsurance – complete reinsurance software solutions for full financial control and auditing support. Our portfolio includes Sapiens Reinsurance, Freedom Reinsurance System (FRS) and Universal Reinsurance System (URS®).

•	Financial and Compliance – financial and compliance solutions comprised of both annual statement and insurance accounting software. This software includes eFreedom® Annual Statement, PRO Financial General Ledger and Accounts Payable, PTE Financial applications, Insurance Financial reporting and Power2Play.

•	Decision Management – we offer Sapiens DECISION, an enterprise-scale platform that enables institutions to centrally author, store and manage all organizational business logic. Organizations of all types – including banks, mortgage institutions and insurers – use it to track, verify and ensure that every decision is based on the most up-to-date rules and policies.

•	Technology-Based Solutions – tailor-made solutions (unrelated to the insurance or financial services market) based on our eMerge platform, which provides end-to-end, modular business solutions, ensuring rapid time to market.

Services

Our services modernize and automate processes for insurance providers and financial institutions around the globe, helping to create greater organizational efficiencies, reduce costs and provide a better end user experience.

The Sapiens Service Suite is comprised of three main pillars: program delivery, business services and managed services, as well as our various methodologies (which are applied across the first three pillars).

Program delivery includes:

•	Project and program management
•	Core development and implementation
•	Integration
•	Deployment
•	Testing

Business transformation services are comprised of:

•	Business transformation – planning and strategy, business process evaluation,
•	training and change management
•	Digital transformation – business model and processes transformation and data management consolidation, and data migration
•	UAT testing
•	System integration

Managed services include:

•	Hosting services
•	Application and system management
•	Ongoing production support

Sapiens has partnered with Microsoft Azure to offer its policy administration systems and accompanying services over private and public clouds. Sapiens’ cloud deployment includes full infrastructure for operations, plus the option of choosing cloud-related managed services delivered by Sapiens’ experienced professional services team.

Methodologies:

Sapiens offers various methodologies, including Agile. We also provide Sapiens Delivery Tools and Sapiens Delivery Performance Indicators.

Built on a solid foundation of insurance domain expertise, proven technology and a history of successful deployments, our organization assists clients in identifying and eliminating IT barriers to achieve business objectives.

Our Marketplace and its Needs

Our Target Markets

We operate in a large market undergoing significant transformation. According to “IT Spending in Insurance: a Global Perspective, 2017” (a research report by Celent, a research and consulting firm, written by Jamie Macgregor, Juan Mazzini, Karen Monks and KyongSun Kong, and published on April 5, 2017), global IT spending by insurance companies is expected to grow from $184.8 billion in 2017 to $193.7 billion in 2018, and $202 billion in 2019. IT spending on external software and IT services, which was predicted to total approximately $83 billion in 2017, is expected to increase to $89 billion by 2018, reflecting a 7.6% growth rate. It is thought that IT spending in the life vertical will grow from $101.5 billion in 2017, to $106.1 billion in 2018, reflecting a 4.6% growth rate. IT spending in the property and casualty vertical is expected to grow from $83.8 billion in 2017 to $87.6 billion in 2018, reflecting a 5.1% growth rate.

We believe that our current total addressable market for core insurance software solutions is approximately $40 billion, which we expect to grow as a result of insurance carriers’ and financial institutions’ need to spend on modern software solutions from external providers to address the operational challenges presented by the inefficiency of their legacy core systems. Legacy systems possess technical and functional limitations that adversely impact carriers’ ability to swiftly launch new, innovative products that satisfy their customers’ changing needs and preferences. By slowing down carriers’ business and geographic expansion, legacy systems create operational inefficiencies that are translated into increased business risk and financial costs. They are also a barrier for the adoption of digital capabilities, due to their inability to communicate and interact with innovative digital solutions. Today’s insurance providers, accordingly, are looking for more than just the traditional “core” capabilities. They seek insurance platforms with a wider range of capabilities, including full digitalization,

Our customers are operating in a dynamic and changing regulatory environment. Often their legacy systems simply do not support new regulatory requirements and put carriers at risk of non-compliance. We believe these challenges will accelerate the shift from spending on legacy systems to new vendor software solutions, and the shift from reliance on in-house development to external vendors.

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

Life, Pension and Annuity Markets

Life, pension and annuity providers offer their customers a wide range of products for long-term savings, protection, pension and insurance. They assist policyholders with financial planning through life insurance, medical and investment products. Their products can be classified into several areas, primarily investment and savings, risk and protection, pension, and health-related products. These products can be targeted to individuals, as well as group- and employee benefit types of products.

Because the products in this field are long-term in nature, when insurance providers order new platforms from us, the decision to acquire such systems is typically slower and involves multiple decision makers in the organization.

Property & Casualty/General Insurance Market

Property and casualty insurance (P&C) – also known as non-life insurance, or general insurance (GI) – protects policyholders against a range of losses on items of value. P&C insurance includes the personal segment, which is insurance coverage for individuals, with products such as motor, home, personal property and travel; the commercial segment, covering aspects of commercial activity, such as commercial property, car fleets and professional liability; and specialty lines, covering unique domains, such as marine, art and credit insurance. This market also includes workers’ compensation for market carriers, administrators and state funds.

In the past few years, the P&C market is characterized by a fast rate of digital adoption. New business and technology models are adopted rapidly, to launch innovative business offerings. This requires advanced software solutions, both on the “core” layer, which needs to be flexible and open, to the variety of digital tools addressing customer experience needs.

Reinsurance Market

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

Financial Services Market for Decision Management

Increasing competition, regulatory burden, customer experience expectations, the proliferation of digital and product innovation requirements have necessitated a shift in thinking and approach across the financial services market. By replacing conventional policy and process management with the discipline known as “decision management,” financial institutions are bridging the gap between business and IT, by enabling business users to rapidly frame requirements in formal business models that can be easily understood by all stakeholders.

The decision management processes in financial services affects overall corporate performance, including its impact on customers and competitors. Decision management systems are a key performance component of every financial services organization, as they help the organization define, avoid and hedge financial risk.

Needs of our Target Markets

Large financial organizations must constantly invest in their IT systems to respond to key market drivers.

They require the ability to:

•	Satisfy today’s sophisticated, tech-savvy and demanding customers – who expect the type of instant, personalized service they enjoy via Facebook or Amazon – via digitalization and innovative initiatives, providing a stronger customer experience and engagement
•	Use advanced technologies, such as artificial intelligence and machine learning, to facilitate, improve and automate traditional insurance processes
•	Provide innovative business models, based on technology capabilities and digital operation (such as a portal, a web-based acquisition process, advanced analytics, customer engagement platforms and the usage of data sources – such as wearables, the Internet of Things (IoT) and robo-advice.
•	Respond to complex and evolving regulatory standards, such as Solvency II, IFRS 17, Dodd-Frank legislation, GDPR, etc.
•	Support internal customers’ growth and operations. This includes reducing the time to market of new products, expanding into new geographies, reducing costs and streamlining operations.
•	Rapidly launch new products and propositions to the market, within a short timeframe and using existing, pre-defined capabilities.

Specific Needs of the Insurance Markets

The insurance market is a large, complex and highly regulated environment. Insurance carriers operate in a super-competitive and quickly evolving market, which necessitates differentiating their value propositions. Additionally, carriers operate under a rigid regulatory regime that demands fast compliance. The insurance market is going through a rapid evolution process, driven by new technologies, digital capabilities and new business models, all enabled by new technologies.

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

To compete in the rapidly-changing environment, and win the competition for end-customers, insurance carriers require a coherent digital proposition, allowing them to better interact with their customers in a digital and omni-channel manner, and use robotics, predictive analytics, AI and machine learning to automate processes and get stronger business insights. The cloud can also be utilized for improved operations and scale.

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

Sapiens’ Software Solutions

Overview

Sapiens is a leading global provider of software solutions for the insurance industry. By enabling our insurance and financial services customers to digitize their business and be more agile in the face of changing business environments, we help them take advantage of powerful current trends – such as the Internet of Things, artificial intelligence, machine learning, customer engagement, chat bots, etc. – while simultaneously reducing IT costs.

We offer our insurance customers a range of packaged software solutions that are:

•	Digital– revealing their history and anticipating their future needs, while facilitating easy engagement across preferred interaction channels and multiple devices.
•	Data-driven – based on set of data analysis tools, from analytics to predictive, to provide a data-driven operation.
•	Highly automated – by using various technologies, from decision to robotics, we improve efficiency and offer agile customer engagement.
•	Comprehensive and function-rich – supporting insurance standards, regulations and processes, by providing field-proven functionality and best practices.
•	Customizable – easily matches our customers’ specific business requirements. Our flexible architecture and configurable structure allows quick functionality augmentation that permits our platform to be used across different markets, unique business requirements and regulatory regimes, utilizing our knowledge and extensive insurance best practices.
•	Open architecture and insurtech ecosystem – provides easy integration to any external application under any technology, allowing streamlined connectivity to all satellite applications. This enhances the digital experience and omni-channel distribution, while maintaining total platform independence and system reliability. Easy interaction with various insurtech companies providing point-solutions that can be consumed by our platforms is enabled.
•	Component-based and scalable – allows our customers to deploy platforms and solutions in a phased and modular approach, reducing risk and harm to the business, while supporting the growth plans and cost efficiency of the organization.

Our packaged software solutions enable:

•	Rapid deployment of new insurance products – via configurable software, which creates a competitive advantage in all of the insurance markets we serve.
•	Improvement of operational efficiency and reduction of risk – full insurance process automation, with configurable workflows, audit and control, streamlined insurance practices, and simple integration and maintenance.
•	Reduction of overhead for IT maintenance – easy-to-integrate solutions with flexible and modern architecture, resulting in lower costs for ongoing maintenance, modifications, additions and integration.
•	Enhanced omni-channel distribution and focus on the customers – event-driven architecture, a proactive client management approach, rapid access to all levels of data, and a holistic view of clients and distributors.
•	Cloud-first as a preferred deployment model – with the flexibility to also provide an on-premises deployment approach.
•	Support of digitalization – massive potential for insurers and financial services institutions, if they manage to efficiently digitalize their operations, support omni-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – including tablets and mobile devices.

Sapiens Life, Pension & Annuity Solutions

Sapiens ALIS for Life, Pension and Annuities

Sapiens ALIS is a comprehensive, single software platform for individual, employee and group business. It provides comprehensive support for the complete policy lifecycle of all life insurance products, from quotation and illustrations; to underwriting, billing and servicing; through claims management and exit processing.

Sapiens ALIS supports a wide range of insurance product lines across multiple territories, including:

•	Individual and group life, investment and savings
•	Individual and group protection, and risk products
•	Individual and group pension
•	Annuity products
•	Hybrid products

Sapiens ALIS is a modular system that includes all the functional components necessary for insurers to manage their business. Insurance carriers can manage their entire core business on a single platform and integrate Sapiens ALIS with other systems for the completion of a specific activity, or domain.

Sapiens ALIS integrates all of the following functions into one solution:

•	Sales, quotation and illustration
•	New business
•	Underwriting
•	Policy servicing
•	Billing, collection and payment management
•	Claims processing
•	Agency and commission
•	CRM and customer management
•	Workflow and diary
•	Compliance and calculation engine
•	Insurance product manufacturing

Group insurance arrangements can be complex for insurers, with multiple and complex enrollment and eligibility rules, coverages, hierarchies and rules. Sapiens ALIS simplifies the complex management processes via an intuitive user experience, made simple with graphical, user-friendly, intuitive, business tools. This will create and empower self-sufficient business users to manage their business.

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

LifeSuite

LifeSuite is a web-based solution from StoneRiver, a Sapiens company, for automated underwriting and new business case management. LifeSuite streamlines underwriting case flow, speeding up and improving the entire new business process for carriers and their distribution channels. The solution delivers an impressive user impressive. While it provides the most efficient and consistent solution, carrier staff can customize system features and underwriting rules to fit business needs and make informed underwriting decisions.

Life Portraits

Life Portraits is an offering from StoneRiver, a Sapiens company. It is a point-of-sale solution, providing access anywhere: from the field, home or office in an electronic environment. The life insurance illustrations software is one of the most widely used new business insurance illustrations systems for life, health and annuities (including term, whole life, universal life, variable and equity-indexed annuities) that can strengthen relationships and speed your sales process. Life Portraits’ Home Office Maintenance tools enable the home office to edit plans for faster changes.

LifeApply

LifeApply is web-based insurance application software from StoneRiver, a Sapiens company. It provides carriers with the choice of a standalone e-app system, or a more comprehensive solution that seamlessly integrates with the Life Portraits Illustrations and LifeSuite Automated Underwriting Systems. LifeApply combines the best features and functionality of previous offerings with a completely redesigned look-and-feel.

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

Sapiens North American P&C Platform

The recent acquisition of Adaptik will enable Sapiens to offer a truly modern, comprehensive property and casualty digital insurance platform to the North American region. This platform will be formed by combining three powerful core components: Adaptik Policy, Adaptik Billing and Stream® Claims, accompanied by Sapiens’ existing solutions for data and analytics, digital engagement and distribution, and cloud operation.

•	Adaptik Policy is used by agents, underwriters and customers to quote, issue and administer policies, including integration with third-party systems.
•	Adaptik Billing is an enterprise billing platform from the leaders in configurable, scalable P&C insurance software solutions.
•	Stream Claims streamlines end-to-end claims processing for all personal and commercial lines, and prepares you to adapt to new business requirements with the underlying platform.

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

PowerSuite and CompSuite

PowerSuite and CompSuite handle comprehensive workers’ compensation policy administration and claims needs. CompSuite can deliver a turnkey solution in just 120 days. PowerSuite helps upper market carriers, administrators and state funds improve customer satisfaction, optimize operational efficiency and increase profitability.

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

Freedom Reinsurance System (FRS)

Freedom Reinsurance System (FRS) is designed to meet the ceded reinsurance processing needs of property and casualty/general insurance, from calculating premium and claim cessions, to producing the data required for Schedule F.

Universal Reinsurance System (URS)

Universal Reinsurance System (URS) supports both ceded and assumed property and casualty reinsurance processing, and produces the data required for Schedule F. The ease of configuration, as well as the price point, makes URS a very attractive offering to the insurance market.

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

Sapiens PORTAL

The Sapiens PORTAL is pre-integrated with Sapiens core solutions. In addition to enjoying the myriad benefits provided by Sapiens’ core, insurers can benefit from a portal that will transform their online sales, customer and agent experience. Insurers can choose a flexible deployment option that best fits their needs from the following approaches:

•	Portal deployed over Sapiens’ core policy admin. system
•	Portal as a standalone digital solution, for a rapid launch of digitally-enabled business
•	Portal over multiple systems, serving as a single point of engagement with the agents and customers

The Sapiens PORTAL was specifically designed to address insurers’ needs, guided by Sapiens’ three decades of industry experience. Two key segments are addressed by the Sapiens PORTAL:

The PORTAL for Consumers is a direct-to-consumer digital application providing a customer-centric view that enables customers to buy policies, view the status of their policies and accounts, issue claims and conduct many other transactions that save insurers time and reduce costs. Insurers can leverage their investment by offering customers a unique, real-time customer experience tailored to today’s digital natives.

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

Sapiens’ acquisition of KnowledgePrice meant the addition of 50 digital insurance technology experts, including innovative portal services. KnowledgePrice has extensive expertise and long-term experience with open technologies, agile methodologies and best practices surrounding digital insurance and the deployment of portals.

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

Sapiens’ Global Services

As noted previously, the Sapiens Service Suite is comprised of three main pillars: program delivery, business services and managed services, as well as our various methodologies (which are applied across the first three pillars).

•	Program delivery includes:
•	Project and program management
•	Core development and implementation
•	Integration
•	Deployment
•	Testing

Business transformation services are comprised of:

•	Business transformation – planning and strategy, business process evaluation,
•	training and change management
•	Digital transformation – business model and processes transformation and data management consolidation, data migration
•	UAT testing
•	System integration

Managed services include:

•	Hosting services
•	Application and system management
•	Ongoing production support

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

Our implementation teams assist customers in building implementation plans, integrating our software solutions with their existing systems, and deploying specific requirements unique to each customer and installation. Sapiens’ business services include API integration management and business intelligence (BI) and advanced analytics consolidation. Our managed services offer ongoing production support and a 24/7 help desk.

Sapiens’ service teams possess strong technology skills and industry expertise. The level of service and business understanding they provide contributes to the long-term success of our customers. This helps us develop strategic relationships with our customers, enhances information exchange and deepens our understanding of the needs of companies within the industry.

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

Our Strengths

Comprehensive digital platform of high-end, crucial business-solutions for insurance. We offer end-to-end solutions for both the P&C and L&A markets, supporting most sub-segments of these markets and the complete lifecycle of product lines. Our software supports and enables our customers’ core insurance business processes throughout the full lifecycle of administration within an organization, including policy administration, billing and claims. These are accompanied by the Sapiens Digital suite, which offers strong analytics, data management and customer engagement capabilities – we believe this is a unique offering among software providers. Built for global and multi-national operations, our solutions are used in a variety of international regulatory, language and currency environments. Our digital suite is pre-integrated with our Sapiens core products.

Innovative solutions with leading functionality and technology. Our solutions are based on advanced, modern architectures that are specifically designed to satisfy our customers’ needs. These solutions are integrated, modular and component-based, and include scalable product suites supporting various lines of business. By using our solutions, carriers can support new sales channels, including mobile and social, reduce time to market for new product launches, and lower total cost of ownership. Additionally, we significantly invest in research and development to ensure that our products employ new technology, are compatible with the needs of our clients and are easy to use. As a result, our products maintain a leadership position, as recognized by top industry analysts, such as Celent, Gartner and Novarica, for their levels of both technology and functionality.

One-stop-shop across products and services. In addition to our market-leading products across P&C and L&A, we possess consulting and implementation capabilities, which we use to customize our products and design the solution that best meets our customers’ requirements. We believe that our customers do business with us not only because of our leading products, but also due to our complementary service offerings, which enhance our products and enable clients to maximize the value derived from our solutions. We believe that this approach lowers the risks for our clients, as they transition to a new system, and at the same time provides them with the functionality they desire. For example, we consult with each of our customers to determine their specific needs and then enhance our core solution and customize the appropriate interfaces. Through these interactions and experiences, we foster long-term relationships with our customers, which provide opportunities to deliver a wide range of our products and services as requirements change over time.

Strong, diverse and stable customer base. We currently serve more than 400 customers globally, including some of the world’s largest global insurance carriers and financial institutions. Our customer base is diversified across insurance providers, including life, pensions and annuities; property and casualty insurers. We have been able to successfully maintain these customers due to our broad product portfolio geared toward addressing the needs of these industries. In addition, our business decision management platform is applicable across the financial services industry, including a wide range of financial institutions, and offers an opportunity for further diversification in other markets. Geographically, we derived 40.7%, 44.9%, 7.7%, and 6.7% of our revenue from North America, Europe, South Africa and the Asia-Pacific regions, respectively, in the year ended December 31, 2017, and 34.4%, 49.6%, 2.0% and 14.0%, respectively, in the year ended December 31, 2016.

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

Leverage our global footprint to offer our complete platform/solutions. We intend to broaden our existing offering of solutions to enhance our presence in the geographies in which we currently operate. In particular, we believe that there is considerable opportunity to commence and grow sales of our P&C product suite in the United States and Canada, and also to expand the market reach of our business decision management platform into Europe and the Asia Pacific region. Additionally, we plan to market our current suite of solutions to other countries in Europe in order to continue to generate revenue on existing products in new geographies.

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

Competitive Landscape

Sapiens is focused on serving insurers. The market for core software solutions for the insurance industry is highly competitive and characterized by rapidly changing technologies, evolving industry standards and customer requirements, and frequent innovation. In addition, we offer a business decision management platform, mainly to financial services organizations.

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

The insurance software solutions market is highly competitive and demanding. Maintaining a leading position is challenging, because it requires:

•	Development of new core insurance solutions, which necessitates a heavy R&D investment and an in-depth knowledge of complex insurance environments
•	Technology innovation, to attract new customers, with rapid, technology-driven changes in the insurance business model and new propositions coming
•	A global presence and the ability to support global insurance operations
•	Ability to manage multiple partnerships, due to the changing landscape of the insurance ecosystem
•	Satisfaction of regulatory requirements, which can be burdensome and require specific IT solutions
•	Continued support and development of the solutions entails a critical mass of customers that support an ongoing R&D investment
•	Know-how of insurance system requirements and an ability to bridge between new systems and legacy technologies
•	Mission-critical operation that requires experience, domain expertise and proven delivery capabilities to ensure success

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

Different types of competitors include:

•	Global software providers with their own IP.
•	Local/domestic software vendors with their own IP, operating in a designated geographic market and/or within a designated segment of the insurance industry.
•	BPO providers who offer end-to-end outsourcing of insurance carriers business, including core software administration (although BPO providers want to buy comprehensive software platforms to serve as part of the BPO proposition from vendors and may seek to purchase our solutions for this purpose).
•	Internal IT departments, who often prefer to develop solutions in-house.
•	New insurtech companies with niche solutions

We differentiate ourselves from our competitors via the following key factors:

•	We offer innovative and modern software solutions, with rich functionality and advanced, intuitive user interfaces.
•	We use model-driven architecture that allows rapid deployment of the system, while reducing total cost of ownership.

•	Our solutions are built using an architecture that allows customers to implement the full solution or components, and readily integrate the solution or individual components into their existing IT landscape.
•	Strong and global partnership program, with both established IT players, as well as new insurtech companies, to ensure linkage to innovative technologies, new business models, and ongoing work to embed such innovations into Sapiens platforms
•	We recognize technology trends and invest in adjusting our solutions to meet this rapid pace.
•	We are able to fund R&D investment and maintain the competitive advantage of our products due to our large and growing customer base and financial stability.
•	Our delivery methodology is based on extensive insurance industry experience and cooperation with large insurance companies globally. Our track record over the past few years in developing a strong off-shore development center is also a significant parameter in differentiating our abilities in the services space
•	We leverage our proven track record of successful delivery to help our customers deploy our modern solutions, while integrating with their legacy environment (that must remain supported).

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

Sales and Marketing

Our main sales channel is direct sales, with a small portion of partner sales. Our sales team is dispersed across our regional offices in North America, the United Kingdom, Belgium, France, Israel, Australia, India, Poland and the Nordics. The direct sales force is geared to large organizations within the insurance and financial services industry.

In 2017, we continued to significantly invest in our target regions – North America, UK, Europe and South Africa – and our sales, presales, domain experts and marketing personnel. We anticipate that our sales team will leverage their proximity to customers and prospective clients to drive more business, and offer our services across our target markets.

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

We attend major industry trade shows to improve our visibility and our market recognition. Additionally, we host client conferences– such as our annual Sapiens Client Conference, which took place in Gouvieux, France in October 2015, in North Atlanta, U.S. in September 2016 and in Lisbon, Portugal in October 2017. In addition, StoneRiver hosts an annual customer summit in the U.S., which took place in Amelia Island, FL in 2015 and Tucson, AZ in 2016– that are intended to strengthen our relationships with our existing customer base. We continue investing in our web presence and digital marketing activities to generate leads and enhance our brand recognition. We maintain a blog channel (“Sapiens Spotlight”). We also invest in our working relationships and advisory services within the global industry-analyst community.

We work together with standards providers – such as ACORD and MISMO– to further enrich our offerings and provide our customers with comprehensive and innovative solutions that address the entire breadth of their business needs.

Intellectual Property

We rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology. We believe that due to the dynamic nature of the computer and software industries, factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services build upon the protection offered by copyrights.

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

Our trademark rights include rights associated with our use of our trademarks, and rights obtained by registration of our trademarks. Our use and registration of our trademarks do not ensure that we have superior rights to others that may have registered or used identical or related marks on related goods or services. We have registrations for the mark “Sapiens” in USA, Benelux, Germany, France, Italy Switzerland and Israel, the name “RapidSure” in the U.S. and Canada, and the names ALIS, E-ALIS, CORE-ALIS and certain other related marks, as well as the ALIS design in the USA and Israel, as applicable. The initial terms of protection for our registered trademarks range from 10 to 20 years and are renewable thereafter.

In the third quarter of 2014, we acquired Knowledge Partners International LLC, or KPI, and the assets of The Decision Model, or TDM, which included certain intellectual property rights, including a patent held by TDM and a patent application for The Event Model, or TEM. Both TDM and TEM relate to decision management methodology that was invented by Larry Goldberg and Barbara Von Halle (in the case of TEM, IBM was a co-inventor as well). See “Item 4.B. Business Overview— Sapiens Business Decision Management Solutions” for further information.

In the first quarter of 2017, we acquired StoneRiver. The acquisition of StoneRiver included the acquisition of 25 registered trademarks, one issued patent and one patent application.

In the first quarter of 2018 we acquired Adaptik. Adaptik owns two registered patents.

Regulatory Impact

The global financial services industry is subject to significant government regulation, which is constantly changing. Financial services companies must comply with regulations, such as the Sarbanes-Oxley Act, Solvency II, Retail Distribution Review (known as RDR) in the United Kingdom, the Dodd-Frank Act, the GDPR (enforceable as of May 25, 2018) and other directives regarding transparency. In addition, many individual countries have increased supervision over financial services operating in their market.

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

C.           Organizational Structure.

Sapiens International Corporation N.V., or Sapiens N.V., is the parent company of the Sapiens group of companies. Our significant subsidiaries are as follows:

Sapiens International Corporation B.V., or Sapiens B.V.: incorporated in the Netherlands and 100% owned by Sapiens N.V.

Unless otherwise indicated, the other subsidiaries of Sapiens listed below are 100% owned by Sapiens B.V.:

Sapiens Israel Software Systems Ltd.: incorporated in Israel
Sapiens North America Inc.: incorporated in Ontario, Canada

Sapiens (UK) Limited: incorporated in England
Sapiens France S.A.S.: incorporated in France
Sapiens Japan Co.: incorporated in Japan and 90% owned by Sapiens B.V.

Sapiens Americas Corporation: incorporated in New York, U.S.

Maximum Processing Inc., incorporated in Florida (owned 100% by Sapiens Americas Corporation)

4Sight Business Intelligence Inc.: incorporated in Texas (owned 100% by Sapiens Americas Corporation)

StoneRiver, Inc.: incorporated in Delaware (owned 100% by Sapiens Americas Corporation)

Adaptik Corporation: incorporated in New Jersey (owned 100% by Sapiens Americas Corporation)

Sapiens Technologies (1982) Ltd.: incorporated in Israel

Sapiens Deutschland GmbH: incorporated in Germany (owned 100% by Sapiens Technologies (1982) Ltd.)

Sapiens Deutschland Consulting GmbH & Co. KG: incorporated in Germany (owned 100% by Sapiens Deutschland GmbH and Sapiens B.V.)

Sapiens Software Solutions (IDIT) Ltd., or Sapiens IDIT: incorporated in Israel (owned 100% by Sapiens Technologies (1982) Ltd.)

IDIT Europe: incorporated in Belgium (owned 100% by Sapiens IDIT)

Sapiens (Singapore) Insurance Solution Pte Ltd..: incorporated in Singapore (owned 100% by Sapiens IDIT)

Sapiens Software Solutions (Life and Pension) Ltd., or Sapiens L&P: incorporated in Israel (owned 100% by Sapiens Technologies (1982) Ltd.)

Neuralmatic Ltd.: incorporated in Israel (owned 66% by Sapiens L&P)

Sapiens NA Insurance Solutions Inc.: incorporated in Delaware, US (owned 100% by Sapiens L&P)

Sapiens (UK) Insurance Software Solutions Limited: incorporated in the UK (owned 100% by Sapiens L&P))

Formula Insurance Solutions France (F.I.S France): incorporated in France (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

FIS- AU Pty Limited: incorporated in Australia (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

Sapiens Software Solutions Denmark ApS: incorporated in Denmark (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

Sapiens SA (PTY) Ltd.: incorporated in South Africa (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

Sapiens Software Solutions (Decision) Ltd., or Sapiens Decision (owned 92.89%by Sapiens Technologies (1982) Ltd.)

Sapiens (UK) Decision Limited (owned 100% by Sapiens Decision)

Sapiens Decision NA Inc. (owned 100% by Sapiens Decision)

Knowledge Partners International LLC, or KPI (owned 100% by Sapiens Decision NA Inc.)

Sapiens Technologies (1982) India Private Limited (formerly Ibexi Solutions Private Limited): incorporated in India (owned 98.12% by Sapiens Technologies (1982) Ltd.)

Ibexi Solutions Pte Limited: incorporated in Singapore (owned 100% by Sapiens Software Solutions (India) Private Limited)

Sapiens Software Solutions (Poland) Sp. z o.o. (formerly Insseco Sp. z o.o.): incorporated in Poland (owned 100% by Sapiens Technologies (1982) Ltd.)

Sapiens Software Solutions Istanbul YAZILIM HİZMETLERİ İÇ VE DIŞ TİCARET ANONİM ŞİRKETİ: incorporated in Turkey (owned 100% by Sapiens Technologies (1982) Ltd.)

KnowledgePrice.com: incorporated in Latvia (owned 100% by Sapiens Technologies (1982) Ltd.)

We are a member of the Formula Systems (1985) Ltd., or Formula, Group (NASDAQ: FORTY and TASE: FORT). Formula is a holding and managing company of (currently) three publicly traded companies that provide IT solutions worldwide, developing and implementing innovative, proprietary software, services and solutions, turnkey projects and outsourcing services, as well as software distribution and support. In addition, Formula holds interests in several private companies, including a software solution company and an IT staffing company.

Based on information provided to the Company by Formula, Formula held 23,954,094 of our Common Shares, or approximately 48.1% of our outstanding Common Shares as of March 1, 2018. As of March 1, 2018, Asseco beneficially owned 26.3% of the outstanding share capital of Formula. In addition, on October 4, 2017 Asseco entered into a shareholders agreement with our Chairman of the Board, under which agreement Asseco has been granted an irrecoverable proxy to vote an additional 1,971,973 ordinary shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 39.7% of Formula’s outstanding ordinary shares.

Based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us.

D.            Property, Plants and Equipment.

We lease office space, constituting our primary office locations, in the following countries: Israel, the United States, India, Poland, South Africa, the United Kingdom, Latvia, China, Canada and Denmark. The lease terms for the spaces that we currently occupy are generally five to eleven years. Based on our current occupancy, we lease (except for owned real property indicated below) the following amount of office space in the following locations, which constitute our primary locations:

•	Israel – approximately 135,140 square feet;
•	United States – approximately 93,574 square feet*;
•	India – approximately 53,400 square feet;
•	Poland – approximately 48,132 square feet;

•	South Africa – approximately 42,269 square feet;
•	United Kingdom – approximately 21,326 square feet;
•	Latvia – approximately 8,548 square feet;
•	China – approximately 2,860 square feet;
•	Canada – approximately 1,407 square feet; and
•	Denmark – approximately 237 square feet.

* 10,243 square feet of such office space in the United States constitutes owned real property.

Our Israeli offices house our corporate headquarters, as well as our core research and development activities. As of December 31, 2017, the lease at our Israeli facility is for a term of in excess of six remaining years and we have an option to extend the term for an additional five years. In 2017, our rent costs totaled $7.4 million, in the aggregate, for all of our leased offices (which does not include office space leased by KnowledgePrice.com in Latvia, since it was acquired on December 27, 2017, or Adaptik, since it was acquired after December 27, 2017). We believe that our existing facilities are adequate for our current needs.

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

Overview

We are a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core software solutions for Life, Pension & Annuities (L&A) and Property & Casualty/General Insurance (P&C) providers, allowing them to manage policy administration, claims management and billing functions. In addition, we offer a variety of other technology-based solutions that enable organizations to deploy business logic and comply with policies and regulations across their organizations. Our solutions enable customers to respond to evolving market needs and regulatory changes, while improving the efficiency of their core operations, thereby increasing revenues and reducing costs.

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

Our operating cash flows were $40.4 million, $26.0 million and $8.5 million for the years ended December 31, 2015, 2016 and 2017 respectively. For a further discussion of our operating cash flows, see “Item 5.B. Liquidity and Capital Resources‒Cash Flows from Operating Activities” below in this annual report.

A.	Operating Results.

GAAP Results of Operations

The following tables set forth certain data from our results of operations for the years ended December 31, 2015, 2016 and 2017, as well as such data as a percentage of our revenues for those years. The data has been derived from our audited consolidated financial statements included in this annual report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this annual report.

Statement of Income Data
(U.S. dollars, in thousands, except share and per share data)

	For the year ended December 31,
	2015	2016	2017

Revenues	185,636	216,190	269,194
Cost of revenues	111,192	130,402	175,678
Gross profit	74,444	85,788	93,516
Operating expenses:
Research and development	10,235	16,488	31,955
Selling, marketing, general and administrative	39,859	44,460	60,559
Total operating expenses	50,094	60,948	92,514
Operating income	24,350	24,840	1,002
Financial income (expense), net	163	533	(3,010)
Income (loss) before tax benefit (taxes on income)	24,513	25,373	(2,008)
Tax benefit (taxes on income)	(4,213)	(5,772)	2,564
Net income	20,300	19,601	556
Attributed to non-controlling interests	59	(43)	(189)
Attributed to redeemable non-controlling interest	1	(135)	43
Adjustment to redeemable non-controlling interest	224	443	350
Net income attributable to Sapiens’ shareholders	$20,016	$19,336	$352

Statement of Income Data
(as a Percentage of Revenues)

	For the year ended December 31,
	2015	2016	2017

Revenues	100%	100%	100%
Cost of revenues	59.9%	60.3%	65.3%
Gross profit	40.1%	39.7%	34.7%
Operating expenses:
Research and development	5.5%	7.6%	11.9%
Selling, marketing, general and administrative	21.5%	20.6%	22.5%
Total operating expenses	27.0%	28.2%	34.4%
Operating income	13.1%	11.5%	0.4%
Financial income (expense), net	0.1%	0.2%	1.1%
Income before tax benefit (taxes on income)	13.2%	11.7%	0.7%
Tax benefit (taxes on income)	2.3%	2.7%	1.0%
Net income	10.9%	9.0%	0.2%
Attributed to non-controlling interests	0.0%	0.0%	0.1%
Attributed to redeemable non-controlling interest	0.0%	0.0%	0.0%
Adjustment to redeemable non-controlling interest	0.1%	0.1%	0.1%
Net income attributable to Sapiens’ shareholders	10.8%	8.9%	0.1%

Comparison of the years ended December 31, 2016 and 2017

Revenues

Please refer to “Critical Accounting Policies and Estimates” below in this Item 5.A for a description of our accounting policies related to revenue recognition.

Our overall revenues increased by $53.0 million, or 24.5%, to $269.2 million for the year ended December 31, 2017 from $216.2 million for the year ended December 31, 2016, as shown in the table below:

	Year ended December 31, 2016	Year-over-year change	Year ended December 31, 2017
($ in thousands)	$216,190	24.5%	$269,194

Revenues are derived primarily from implementation of our solutions and post-implementation services such as ongoing support and maintenance and professional services as part of an overall solution that we offer to our customers. The net increase in revenues of approximately $53 million for the year ended December 31, 2017 was attributable to additional revenues from acquired entities, which contributed $64.3 million towards that increase, primarily from the StoneRiver, which we acquired in 2017. Organic growth in our revenues (excluding the impact of the specific factors described in the following sentence, which negatively impacted, and caused an overall decrease in our revenues from existing customers) contributed approximately $27.7 million towards the revenue growth in 2017, primarily due to implementation and professional services generated from existing and new customers. The foregoing factors were offset, in part, by decreases in revenues in amounts of $26.5 million due to cancelation of a development project with a significant customer in 2017, and $12.5 million attributable to our downsizing of our non-insurance and financial services activities in Japan in 2017 as described below.

In October 2017, we signed an agreement with a 10% shareholder of Sapiens Japan Co., our 90%-owned Japanese subsidiary, under which such shareholder’ independent company will separately provide all professional services requested by our customers in Japan. As a result of this arrangement, our revenues from non-insurance and financial professional services in Japan have begun to, and are expected to continue to, decrease significantly. In connection with this arrangement, we terminated all employment agreements of our Japanese subsidiary’s employees (most of whom were then hired by the shareholder’s new company). Despite the new arrangement, we will continue to provide maintenance only to existing Japanese customers who had purchased licenses for our eMerge product.

Revenues by geographical region

The dollar amount and percentage of our revenues attributable to each of the geographical regions in which we conduct our operations for the years ended December 31, 2016 and 2017, respectively, as well as the percentage change between such periods, were as follows:

	Year ended December 31, 2016		Year-over-	Year ended December 31, 2017
($ in thousands)	Revenues	Percentage	year change	Revenues	Percentage
Geographical region
North America*	$74,455	34.4%	47.1%	$109,560	40.7%
Europe**	107,134	49.6%	12.9%	120,926	44.9%
Asia Pacific	30,223	14.0%	40.2%	18,059	6.7%
South Africa	4,378	2.0%	371.7%	20,649	7.7%
Total	$216,190	100%	24.5%	$269,194	100%

*	Revenue amounts for North America that are shown in the above table consist of revenues from the United States, except for approximately $0.9 million and $1.1 million of revenues generated in Canada in the years ended December 31, 2016 and 2017, respectively.

**	Revenue amounts for Europe that are shown in the above table include revenues from the UK, the rest of Europe and Israel.

Our revenues in North America increased by $35.1 million, or 47%, to $109.6 million for the year ended December 31, 2017 from $74.5 million for the year ended December 31, 2016. That increase was comprised primarily of an increase of $64.3 million in revenues from newly-acquired entities, offset, in part, by a decrease of $26.5 million due to the cancelation of a software development project agreement with a significant client.

Our revenues in Europe increased by $13.7 million, or 13%, to $120.9 million in the year ended December 31, 2017 from $107.1 million in the year ended December 31, 2016. The increase was attributable to an increase in revenues from our existing and new customers.

Our revenues in Asia Pacific, or APAC, decreased by $12.2 million, or 40%, to $18.1 million in the year ended December 31, 2017 from $30.2 million in the year ended December 31, 2016. The decrease was primarily attributable to our downsizing of non-insurance and financial services activities in Japan in 2017.

Our revenues in South Africa increased by $16.3 million, or 372%, to $20.6 million in the year ended December 31, 2017 from $4.4 million in the year ended December 31, 2016. That increase was primarily attributable to our implementation of our products for a new customer.

Cost of Revenues

Our cost of revenues for the years ended December 31, 2016 and 2017, respectively (both in absolute terms and as a percentage of our overall revenues), as well as the percentage change between those years, are provided in the below table:

($ in thousands)	Year ended December 31, 2016	Year-over- year change	Year ended December 31, 2017
Cost of revenues	$130,402	34.7%	$175,678
Cost of revenues as a percentage of revenues	60.3%		65.3%

Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense to employees and subcontractors, travel expenses, as well as amortization of acquired technologies and depreciation. Our cost of revenues increased by $45.3 million, or 34.7%, to $175.7 million for the year ended December 31, 2017, as compared to $130.4 million for the year ended December 31, 2016. Cost of revenues increased as a percentage of our revenues during the year ended December 31, 2017, to 65.3% as compared to 60.3% during the year ended December 31, 2016. The increase in absolute cost of revenues of $45.3 million was primarily attributable to increase of cost of revenues of acquired companies totaling $39.1 million. The 5.0% increase in the cost of revenues as a percentage of our revenues was primarily due to the cancelation of a project development with a high degree of profitability in 2016 that did not continue in 2017, which caused an increase of 4.1% in our cost of revenues as a percentage of our revenues, as well as from the appreciation of the New Israeli Shekel relative to the U.S. dollar, which resulted in an increase of our cost of revenues as a percentage of our revenues as recorded in U.S. dollars for the year ended December 31, 2017.

Gross profit

Our gross profit for the years ended December 31, 2016 and 2017, respectively (both in absolute terms and as a percentage of our overall revenues), as well as the percentage change between those periods, are provided in the below table:

($ in thousands)	Year ended December 31, 2016	Year over- year change	Year ended December 31, 2017
Gross profit	$85,788	9.0%	$93,516
Gross profit as a percentage of revenues	39.7%		34.7%

Our gross profit increased by $7.7 million, or 9.0%, to $93.5 million for the year ended December 31, 2017, as compared to $85.8 million for the year ended December 31, 2016. This increase was primarily attributable to the absolute increase in our revenues by $53.0 million for the year ended December 31, 2017 compared to the year ended December 31, 2016. The decrease in gross profit as a percentage of revenues for the year ended December 31, 2017 was due to the factors described above with respect to the increase in our cost of revenues as a percentage of revenues.

Operating expenses

The amount of each category of operating expense for the years ended December 31, 2016 and 2017, respectively, as well as the percentage change in each such expense category between such periods, and the percentage of our revenues constituted by our total operating expenses in each such period, is provided in the below table:

($ in thousands)	Year ended December 31, 2016	Year-over- year change	Year ended December 31, 2017
Research and development, net	$16,488	93.8%	$31,955
Selling, marketing, general and administrative	44,460	36.2%	60,559
Total operating expenses	$60,948	51.8%	$92,514
Percentage of total revenues	28.2%		34.4%

Research and development expense is primarily comprised of compensation expense to employees and subcontractors. Research and development expenses, net increased by 93.8% or $15.5 million for the year ended December 31, 2017 compared to the year ended December 31, 2016. This increase was primarily attributable to the R&D investments in our newly acquired entities, which totaled $11.5 million, as well as to an increased degree of investment in research and development activities in support of the expansion of our offering of solutions in the year ended December 31, 2017. Our gross research and development expenses (before capitalization of eligible software development costs) for the year ended December 31, 2017 totaled $37.5 million compared to $22.0 million in the year ended December 31, 2016. Such increase of 70.3% was attributable to the same factors related to the increase in our net research and development expenses. Capitalization of software development costs accounted for $5.6 million of our research and development expenses, net for the year ended December 31, 2017, compared to $5.5 million in the year ended December 31, 2016, constituting an insignificant change from 2016 to 2017.

Selling, marketing, general and administrative, or SMG&A, expenses, which are primarily comprised of compensation expense to employees and subcontractors, were $60.6 million for the year ended December 31, 2017 compared to $44.5 million in the year ended December 31, 2016, representing an increase of $16.1 million. The increase in 2017 was mainly attributable to SMG&A expenses of our newly acquired entities, which totaled $9.2 million, as well as expenses of $8.1 million associated with our cost reduction and reorganization program, which primarily relates to costs of employee terminations and reduction in leasing facilities globally, including the downsizing of our non-insurance and financial services activities in Japan in 2017. As a percentage of total revenues, our SMG&A increased from 20.6% in the year ended December 31, 2016, to 22.5% for the year ended December 31, 2017, primarily due to the cost reduction and reorganization program detailed above.

Operating income

Operating income and operating income as a percentage of total revenues for the years ended December 31, 2016 and 2017, respectively, as well as the percentage change in operating income between such periods, were as follows:

($ in thousands)	Year ended December 31, 2016	Year-over- year change	Year ended December 31, 2017
Operating income	$24,840	(96.0)%	$1,002
Percentage of total revenues	11.5%		0.4%

The decrease in our operating income during the year ended December 31, 2017 relative to the year ended December 31, 2016 as an absolute amount, and the decrease in operating income as a percentage of our revenues, as reflected in the above table, were attributable to the various gross profit and operating expenses trends described above.

Financial income (expense), net

The amount of our financial income, net, for the years ended December 31, 2016 and 2017, respectively, and the percentage of our revenues for those respective periods constituted by such amounts, as well as the percentage change in such amounts between such periods, were as follows:

($ in thousands)	Year ended December 31, 2016	Year-over- year change	Year ended December 31, 2017
Financial income (expense), net	$533	664.7%	$(3,010)
Percentage of total revenues	0.2%		1.1%

Financial expense, net, was $3.0 million for the year ended December 31, 2017 compared to financial income of $0.5 million in the year ended December 31, 2016.

The increase in financial expenses in 2017 was primarily attributable to an aggregate of $1.6 million of interest expenses in connection with (a) the long-term loan that we borrowed and repaid in its entirety six months later during 2017, as well as (b) interest on our newly-issued debentures in 2017. Interest expense was also attributable to the impact of foreign exchange rates during 2017.

Taxes on income (tax benefit)

Taxes on income, both as a dollar value and as a percentage of income before taxes on income, for the years ended December 31, 2016 and 2017, respectively, as well as the percentage change in the amount of taxes on income between such periods, were as follows:

($ in thousands)	Year ended December 31, 2016	Year-over- year change	Year ended December 31, 2017
Taxes on income (tax benefit)	$5,772	144.4%	$(2,564)
As a percentage of income before taxes on income	22.7%		127.7%

In 2017, we recognized a net tax benefit of $2.6 million. In 2016, income taxes amounted to $5.8 million, or 23% of our pre-tax income. The shift to a tax benefit in 2017 compared to tax expense in the previous year was mainly attributable to the one-time effect of $3.8 million tax benefit resulting from the remeasurement of our deferred tax liability in respect of our US subsidiaries due to a decrease in the federal corporate income tax rate following the enactment of the Tax Cuts and Jobs Act in the United States in December 2017, as well as an increase in deferred tax assets recorded in 2017 in respect of the one-time cost reduction and reorganization program that we believe will more likely than not be utilized in the near future.

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

Net income attributable to Sapiens shareholders

The amount of net income attributable to Sapiens shareholders and such amount as a percentage of revenues for the years ended December 31, 2016 and 2017, respectively, as well as the percentage change in net income attributable to Sapiens shareholders between such periods, were as follows:

($ in thousands)	Year ended December 31, 2016	Year-over- year change	Year ended December 31, 2017
Net income attributable to Sapiens shareholders	$19,336	98.2%	$352
Percentage of total revenues	8.9%		0.1%

As a percentage of total revenues, our net income attributable to Sapiens shareholders decreased from 8.9% in the year ended December 31, 2016 to 0.1% for the year ended December 31, 2017, reflecting the cumulative effect of all of the above-described line items from our statements of income.

Cost reduction and reorganization program implemented in 2017

Following the acquisition of StoneRiver, the cancellation of the project development process with a significant customer and downsizing of our non-insurance and financial services activities in Japan in 2017, we executed a cost reduction and reorganization program in 2017. The plan was intended to significantly reduce our cost base, restructure and realign our organization for better agility and productivity in utilization of our global workforce and improve our business performance, profitability and cash flow generation, We incurred $8.1 million of cost reduction and reorganization program expenses in 2017 primarily related to costs of employee terminations and reduction in leasing facilities globally.

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

Revenues are derived primarily from implementation of our solutions and post-implementation services such as ongoing support and maintenance and professional services as part of an overall solution that we offer to our customers. The increase in revenues for the year ended December 31, 2016 is primarily attributed to organic growth due to implementation and professional services generated from existing and new customers, which were offset in part, in an amount of $4.6 million, due to the devaluation of foreign currencies (in which revenues were received) relative to the U.S. dollar..

Revenues by geographical region

The dollar amount and percentage share of our revenues attributable to each of the geographical regions in which we conduct our operations for the year ended December 31, 2015 and 2016, respectively, as well as the percentage change between such periods, were as follows:

	Year ended December 31, 2015			Year ended December 31, 2016
($ in thousands)	Revenues	Percentage		Revenues	Percentage
Geographical region
North America*	$61,332	33.0%	21.4%	$74,455	34.4%
Europe**	98,405	53.0%	8.9%	107,134	49.6%
Asia Pacific	20,512	11.1%	47.3%	30,223	14.0%
South Africa	5,387	2.9%	18.7%	4,378	2.0%
Total	$185,636	100%	16.5%	$216,190	100%

*	Revenue amounts for North America that are shown in the above table consist of revenues from the United States, except for approximately $0.5 million and $0.9 million of revenues generated in Canada in the years ended December 31, 2015 and 2016, respectively.

**	Revenue amounts for Europe that are shown in the above table include revenues from the UK, the rest of Europe and Israel.

Our revenues in North America increased by $13.1 million, or 21.4%, to $74.5 million for the year ended December 31, 2016 from $61.3 million for the year ended December 31, 2015, reflecting an increase of $9.6 million in revenues from existing and new customers, as well as an increase of $3.5 million of revenues attributable to newly-acquired entities.

Our revenues in the Europe increased by $8.7 million, or 8.9%, to $107.1 million in the year ended December 31, 2016 from $98.4 million in the year ended December 31, 2015. The increase was primarily attributable to an increase of $15.0 million in revenues from our existing and new customers, offset by $6.4 million due to devaluation of the GBP and Euro relative to the U.S. dollar resulting primarily from the decision of United Kingdom to exit the European Union.

Our revenues in Asia Pacific, or APAC, increased by $9.7 million, or 47.3%, to $30.2 million in the year ended December 31, 2016 from $20.5 million in the year ended December 31, 2015. The increase was primarily attributable to an increase of $7.7 million in revenues from our existing and new customers in Japan, as well as an increase of $2.0 million due to the appreciation of foreign currencies (primarily the Japanese yen) relative to the U.S. dollar.

Our revenues in South Africa decreased by $1.0 million, or 18.7%, to $4.4 million in the year ended December 31, 2016 from $5.4 million in the year ended December 31, 2015.

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

Our cost of revenues increased by $19.2 million, or 17.3%, to $130.4 million for the year ended December 31, 2016, as compared to $111.2 million for the year ended December 31, 2015. Cost of revenues increased as a percentage of our revenues during the year ended December 31, 2016, to 60.3% as compared to 59.9% during the year ended December 31, 2015. The increase in absolute cost of revenues was related to the increase in revenues during the year ended December 31, 2016 relative to the year ended December 31, 2015, including due to the inclusion of newly-acquired entities in our consolidated results for the first time for the year ended December 31, 2016. The level of our cost of revenues as a percentage of our revenues remained relatively stable in 2016. Certain projects in certain non-central locations that are not part of our core insurance business had a lower degree of profitability, which contributed to the slight increase in our cost of revenues as a percentage of our revenues. In addition, the appreciation of the New Israeli Shekel relative to the U.S. dollar also increased our cost of revenues as a percentage of our revenues as recorded in U.S. dollars for the year ended December 31, 2016.

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

Research and development expenses, net increased by 61.1% for the year ended December 31, 2016 compared to the year ended December 31, 2015. This increase was attributable to our greater level of investment in research and development activities in support of the expansion of our offering of solutions in the year ended December 31, 2016, including due to the inclusion of newly-acquired entities in our consolidated results for the first time for the year ended December 31, 2016. Our gross research and development expenses (before capitalization of eligible software development costs) for the year ended December 31, 2016 totaled $22.0 million compared to $16.2 million in the year ended December 31, 2015. Such increase of 35.8% was attributable to the same factor related to the increase in our net research and development expenses. Capitalization of software development costs accounted for $5.5 million of our research and development expenses, net for the year ended December 31, 2016 compared to $6.0 million in the year ended December 31, 2015, constituting a non-material change from one such year to the other.

Selling, marketing, general and administrative, or SMG&A, expenses were $44.5 million for the year ended December 31, 2016 compared to $39.9 million in the year ended December 31, 2015. The increase was attributable to a greater investment in our sales and marketing organizations team and our increased marketing expenses to support our brands and expand sales opportunities, including due to the inclusion of newly-acquired entities in our consolidated results for the first time for the year ended December 31, 2016, which was evidenced by the 16.5% increase in our revenues in the year ended December 31, 2016. As a percentage of total revenues, our SMG&A decreased from 21.5% in the year ended December 31, 2015 to 20.6% for the year ended December 31, 2016, constituting a non-material change from one such period to the other.

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

For the year ended December 31, 2015, we implemented the pooling of interest accounting method with respect to our acquisition of Sapiens Poland (formerly Insseco). We applied the pooling of interest accounting method with respect to this acquisition because we and Sapiens Poland were under common control. Thus, our balance sheet as of December 31, 2014 was adjusted to reflect the carrying amounts combination between our company and Sapiens Poland.

Goodwill, long lived assets and other identifiable intangible assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350,” Intangibles - Goodwill and Other”, goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The company operates in a total of four reporting units: Emerge, L&A, Decision and P&C.

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

Based on our annual impairment test during the fourth quarter of each of 2015, 2016 and 2017 , no impairment to our goodwill was required.

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

As of December 31, 2017, we had a total of $223.7 million of goodwill and intangible assets, of which $23.8 million were attributable to capitalized software development costs, and the remainder of which were acquired as part of our prior acquisitions.

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

Recently Issued Accounting Pronouncements

For a description of our recently issued accounting pronouncements, see Note 2(w) to our consolidated financial statements appearing elsewhere in this annual report.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on their taxable income. In 2017 the corporate tax rate was 24% and as of 2018 the corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from an AE, BE, PFE or a PTE, in each case, as defined and further discussed below, may be considerably lower. See “Law for the Encouragement of Capital Investments” in this Item 5.A below. In addition, Israeli companies are currently subject to regular corporate tax rate on their capital gains.

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

An Industrial Company is entitled to certain tax benefits, including:

•	Deduction of the cost of the purchases of patents, or the right to use a patent or know-how used for the development or promotion of the Industrial Enterprise, over an eight year period commencing on the year in which such rights were first exercised;

•	The right to elect, under certain conditions, to file a consolidated tax return together with Israeli Industrial Companies controlled by it; and

•	Expenses related to a public offering are deductible in equal amounts over three years.

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

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to an Approved Enterprise, or AE, a Benefited Enterprise, or BE, a Preferred Enterprise, or PFE, or a Preferred Technological Enterprise, or PTE, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made. In order to qualify for these incentives, an AE, BE, PFE or PTE is required to comply with the requirements of the Investment Law.

The Investment Law has been amended several times over the recent years, with the three most significant changes effective as of April 1, 2005 (referred to as the 2005 Amendment), as of January 1, 2011 (referred to as the 2011 Amendment) and as of January 1, 2017 (referred to as the 2017 Amendment). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and elect the benefits of the 2011 Amendment. The 2017 Amendment introduced new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax benefits for AEs approved before April 1, 2005

Under the Investment Law prior to the 2005 Amendment, a company that wished to receive benefits on its investment program that is implemented in accordance with the provisions of the Investment Law (referred to as an AE), had to receive an approval from the Israeli Authority for Investments and Development of the Industry and Economy (referred to as the Investment Center). Each certificate of approval for an AE relates to a specific investment program, delineated both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets.

An AE may elect to forego any entitlement to the cash grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program. Under the alternative benefits program, a company’s undistributed income derived from an AE will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location within Israel of the AE, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as detailed below. The benefits period under AE status is limited to 12 years from the year in which the production commenced (as determined by the Investment Center), or 14 years from the year of receipt of the approval as an AE, whichever ends earlier. If a company has more than one AE program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval. Income derived from activity that is not integral to the activity of the AE will not enjoy tax benefits.

A company that has an AE program is eligible for further tax benefits, if it qualifies as a Foreign Investors’ Company, or FIC. An FIC eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. An FIC that has an AE program will be eligible for an extension of the period during which it is entitled to tax benefits under its AE status (so that the benefits period may be up to ten years) and for further tax benefits if the level of foreign investment is 49% or more. If a company that has an AE program is a wholly owned subsidiary of another company, then the percentage of foreign investment is determined based on the percentage of foreign investment in the parent company.

The corporate tax rates and related levels of foreign investments with respect to an FIC that has an AE program are set forth in the following table:

Percentage of non-Israeli ownership	Corporate Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the portion of its facilities that have been granted AE status during the tax exemption period will be subject to tax in respect of the amount of dividend distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have been otherwise applicable if such income had not been tax-exempted under the alternative benefits program. This rate generally ranges from 10% to 25%, depending on the level of foreign investment in the company in each year as explained above.

In addition, dividends paid out of income attributed to an AE (or out of dividends received from a company whose income is attributed to an AE) are generally subject to withholding tax at the rate of 15%, or at a lower rate provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at a lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an AE is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program in the first five years of using the equipment. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

The benefits available to an AE are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval with respect thereto, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the Israeli consumer price index and interest, or other monetary penalty.

Under the terms of the AE program, income that is attributable to one of our Israeli subsidiaries has been exempted from income tax for a period of two years commencing in 2014.

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant AE status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an AE.

An enterprise that qualifies under the new provisions is referred to as a BE, rather than AE. The 2005 Amendment provides that a certificate of approval from the Investment Center will only be necessary for receiving cash grants. As a result, it was no longer necessary for a company to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the alternative benefits track. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that has a BE may, at its discretion, approach the Israel Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further be increased in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets certain conditions set forth in the amendment for tax benefits, including exceeding a minimum investment amount specified in the Investment Law. Such investment entitles a company to receive a BE status with respect to the investment, and may be made over a period of no more than three years ending in the end of the year in which the company chose to have the tax benefits apply to its BE. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a BE and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a BE must exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a BE depends on, among other things, the geographic location in Israel of the BE. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income generated by the BE for a period of between two to ten years, depending on the geographic location of the BE in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as explained above. The benefits period is limited to 12 or 14 years from the year the company first chose to have the tax benefits apply, depending on the location of the company.

A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its BE during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Dividends paid out of income attributed to a BE (or out of dividends received from a company whose income is attributed to a BE) are generally subject to withholding tax at source at the rate of 15% or at a lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The reduced rate of 15% is limited to dividends and distributions out of income attributed to a Beneficiary Enterprise during the benefits period and actually paid at any time up to 12 years thereafter except with respect to an FIC, in which case the 12-year limit does not apply.

The benefits available to a BE are subject to the continued fulfilment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the Israeli consumer price index, and interest, or other monetary penalties.

Tax benefits under the 2011 Amendment that became effective on January 1, 2011

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its PFE (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity or (ii) a limited partnership that (a) was registered under the Israeli Partnerships Ordinance and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, PFE status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income (“PFI”) attributed to its PFE in 2011 and 2012, unless the PFE is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and was increased to 16% and 9%, respectively, in 2014 until 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for a PFE that is located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a Special PFE (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special PFE is located in a certain development zone. As of January 1, 2017, the definition for Special PFE includes less stringent conditions.

Dividends paid out of PFI attributed to a PFE or to a Special PFE are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed from such Israeli company to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an AE, which chose to receive grants, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; and (ii) the terms and benefits included in any certificate of approval that was granted to an AE, that had participated in an alternative benefits program, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met. As of December 31, 2015, some of our Israeli subsidiaries had filed a request to apply the new benefits under the 2011 Amendment.

New Tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of Technology Enterprises, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a PTE and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as Preferred Technology Income, or PTI, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a PTE located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain Benefited Intangible Assets (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (referred to as NATI).

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a Special PTE (an enterprise for which total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on PTI regardless of the company’s geographic location within Israel. In addition, a Special PTE will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special PTE that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a PTE or a Special PTE, paid out of PTI, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed from such Israeli company to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). If such dividends are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

We examined the impact of the 2017 Amendment and the degree to which we will qualify as a PTE or Special PTE, and the amount of PTI that we may have, or other benefits that we may receive, from the 2017 Amendment. Beginning in 2017, part of the Company taxable income in Israel is entitled to a preferred 12% tax rate under Amendment 73 to the Investment Law.

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

To date, we have substantially satisfied our capital and liquidity needs through cash flows from operations and sales of our equity and debt securities.

Cash flows provided from operations were $26.0 million and $8.5 million during the years ended December 31, 2016 and 2017, respectively. We used $8.3 million and $73.2 million of cash in investing activities during the years ended December 31, 2016 and 2017, respectively. We used $11.2 million of cash for our financing activities in the year ended December 31, 2016, while in the year ended December 31, 2017, our financing activities provided us with $70.8 million of cash. As of December 31, 2016, and 2017, we had $96.4 million and $71.5 million, respectively, of cash, cash equivalents and investments in marketable securities, and $72.5 million and $60.8 million, respectively, of working capital.

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

Israeli Public Offering and Private Placement of Debentures

In September 2017, we published with the Israeli Securities Authority, or the ISA, and the Tel Aviv Stock Exchange, or the TASE, a shelf offering report for an offering of a new series of debentures—Series B, unsecured, non-convertible debentures, or the Series B Debentures— in Israel, which offering included institutional and public bid processes. Pursuant to the offering, we offered, issued and sold a total of 234,144 units of Series B Debentures of principal amount of NIS 1,000 each for aggregate gross proceeds of approximately NIS 234.14 million (approximately $66.2 million).

Immediately following the public offering, we entered into agreements with Israeli accredited investors for the private placement to those investors, in Israel, of an additional NIS 45.86 million (approximately $12.96 million) principal amount of Series B Debentures. The Series B Debentures were sold in the private placement at a price of NIS 995.5 for each NIS 1,000 principal amount, thereby generating approximately NIS 45.65 million ($12.9 million) of additional proceeds for our company.

Upon the completion of the public offering and private placement of Series B Debentures, we had issued and sold the full NIS 280 million (approximately $79.2 million) principal amount of Series B Debentures that we had offered in the Israeli public offering.

The Series B Debentures were offered as, and trade on the TASE as, 280,000 units of NIS 1,000 principal amount each. In the case of the privately placed Series B Debentures, resale by the purchasers was restricted for an initial period, in accordance with the Israeli Securities Law, 5728-1968, and the regulations thereunder.

The outstanding principal amount of the Series B Debentures is link to the US$ and bears interest at an annual rate of 3.37%, to be paid on a semi-annual basis (on January 1 and July 1 of 2018 through 2025, with one final interest payment on January 1, 2026). The principal of the Series B Debentures is payable in eight equal annual payments beginning on January 1, 2019, with the final payment due on January 1, 2026.

We have been using, and expect to continue to use, the net proceeds of the offering for general corporate purposes, including repayment of outstanding debt (as described immediately below), financing our operating and investment activities, and financing future acquisitions.

Secured Term Loan Under Credit Agreement—Repayment

In connection with our acquisition of StoneRiver, in the first quarter of 2017, we (via our wholly-owned subsidiary, Sapiens Americas Corporation) obtained $40 million of secured debt financing from HSBC Bank USA, National Association pursuant to a credit agreement. Upon our consummation of the public offering and private placement of Series B Debentures in September 2017, we utilized the proceeds received from the sale of the debentures for repayment of the entire outstanding term loan amount (including accrued interest) under the credit agreement with HSBC.

Cash Flows

Comparison of the years ended December 31, 2016 and 2017

The following tables summarize the sources and uses of our cash in the years ended December 31, 2016 and 2017:

	Year ended December 31,
	2016	2017
	(in thousands US$)
Net cash provided from operating activities	$26,039	$8,482
Net cash used in investing activities	(8,317)	(73,201)
Net cash provided from (used in) financing activities	(11,233)	70,775

Operating Activities

We derived positive cash flows from operating activities of $26.0 million and $8.5 million during the years ended December 31, 2016 and 2017, respectively. This decrease in cash flows provided from operating activities for the year ended December 31, 2017, relative to the year ended December 31, 2016 resulted primarily from a decrease in net income of $19.0 million, from $19.6 million to $0.6 million, which was due to the factors described above.

Investing Activities

Net cash used in investing activities increased to $73.2 million for the year ended December 31, 2017, compared to $8.3 million in the year ended December 31, 2016, primarily due to an increase in use of cash, for the acquisition of businesses during 2017, which increased to $100.4 million, compared to $4.4 million in 2016. The increase in cash used for investing activities in the year ended December 31, 2017, was offset, in part, by an increase in sales of marketable securities in the year ended December 31, 2017, relative to the previous year. In 2017, we received $35.4 million of cash, net, from sales (net of purchases) of marketable securities, compared to $4.9 million received from sales of marketable securities (net of sales) in the year ended December 31, 2016, constituting an overall difference of $30.5 million between the two years. An additional offsetting factor to the increase in cash used for investing activities was a decrease in use of cash, to an amount of $2.6 million, for the purchase of property and equipment during the year ended December 31, 2017, compared to $4.7 million in 2016.

Financing Activities

Our financing activities generated $70.8 million of cash during the year ended December 31, 2017, as compared to using $11.2 million of cash in the year ended December 31, 2016. Cash provided from financing activities in the year ended December 31, 2017, was primarily attributable to our Series B Debentures offering, which generated $78.2 million, which was offset in part by cash used for payment of a cash dividend in a total amount of approximately $9.8 million. In the year ended December 31, 2016, cash used in financing activities was primarily attributable to payment of a cash dividend in a total amount of approximately $9.9 million. Cash provided from financing activities during the year ended December 31, 2017, and cash used in financing activities during the year ended December 31, 2016 included $2.5 million and $0.9 million, respectively, of cash provided by stock option exercises during those respective years.

Comparison of the years ended December 31, 2015 and 2016

The following tables summarize the sources and uses of our cash in the years ended December 31, 2015 and 2016:

	Year ended December 31,
	2015	2016
	(in thousands US$)
Net cash provided from operating activities	$40,440	$26,039
Net cash used in investing activities	(18,853)	(8,317)
Net cash used in financing activities	(14,177)	(11,233)

Operating Activities

We derived positive cash flows from operating activities of $40.4 million and $26.0 million during the years ended December 31, 2015 and 2016, respectively. This decrease in cash flows provided from operating activities for the year ended December 31, 2016 relative to the year ended December 31, 2015 resulted primarily from a decrease in net income of $0.7 million, from $20.3 million to $19.6 million, which was due to the factors described above. The decrease in cash flows was furthermore attributable to an increase of $5.4 million in accounts receivable during the year ended December 31, 2016, as compared to a decrease of $1.9 million in accounts receivable during the prior year, which year-over-year difference contributed $7.3 million, in the aggregate, to the decrease in operating cash flow during 2016. Another contributing factor was an increase in other operating assets during 2016 relative to the prior year, from an increase of $1.2 million to an increase of $3.3 million, thereby contributing an aggregate of $2.1 million towards the decrease of operating cash flows in the year ended December 31, 2016.

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

There are various sales and marketing trends that influence our business. According to a research report published by Celent, a research and consulting firm, (IT Spending in Insurance, a Global Perspective, 2017, by Jamie Macregor, Juan Mazzini, Karen Monks and KyongSun Kong, published on April 5, 2017), global IT spending by insurance companies is expected to grow from $184.8 billion in 2017, to $193.7 billion in 2018, and $202 billion in 2019. IT spending on external software and IT services, which was predicted to total approximately $83 billion in 2017, is expected to increase to $89 billion by 2018, reflecting a 7.6% growth rate. IT Spending in the life vertical is expected to grow from $101.5 billion in 2017, to $106.1 billion in 2018, reflecting 4.6% growth rate. IT spending in the property and casualty vertical is expected to grow from $83.8 billion in 2017 to $87.6 billion in 2018, reflecting 5.1% growth rate.

Celent also projected that IT spending in North America would rise to $77.6 billion in 2018, annual growth of 6.4% from 2017. By 2019, North American insurers are expected to account for approximately 40.9% of global IT spending; this is up 1.4% from 2017. IT spending in Europe would grow to $70.8 billion in 2018, at a rate of 2.9% from 2017. Asia-Pacific was expected to grow to $34.3 billion in 2018, at a 2.8% annual growth rate.

According to Celent, IT spending in external software and services, which is the market we address, is expected to grow from an estimated $83 billion in 2017, to $89 billion by 2018, a 7.6% growth rate. Celent reports that the expected significant increase in external software and services will be driven by pure growth in IT spending, and also from the shift in IT spending from internal efforts to external vendors (such as our company). This move from in-house, home-grown solutions to packaged solutions is happening as IT departments recognize that internal solutions are often difficult to maintain and do not have the advantage of significant R&D investment. Celent’s three overarching trends in the market – digitalization, data analytics and legacy and ecosystem transformation – are still dominating IT spending for insurers.

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

E.	Off-Balance Sheet Arrangements

We have not engaged in nor been a party to any off-balance sheet transactions.

F.	Contractual Obligations

The following table sets forth information on our short-term and long-term contractual obligations as at December 31, 2017.

	Payments due by period
	Total	Less than 1 year	1 to 3 Years	3 to 5 years	Over 5 years
	(in thousands)
Accrued severance pay, net (1)	$953	-	-	-	$953

Operating leases	13,621	5,823	7,271	527	-
Liability to the OCS (2)	254	254	-	-	-
Series B Debentures (3)	79,186	-	29,695	29,695	19,796
Contingent payment obligations – acquisitions (4)	3,774	1,959	1,815	-	-
Total Contractual Cash Obligations	$97,788	$8,036	$38,781	$30,222	$20,749

(1)	Accrued severance pay relates to accrued severance obligations mainly to our Israeli employees as required under Israeli labor law. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

(2)	Does not include contingent liabilities to the Innovation Authority of approximately $6.6 million as described in Note 11(a) to our consolidated financial statements contained elsewhere in this annual report.

(3)	Future principal payments for the Series B Debentures without interest.

(4)	Contingent payment obligations for our acquisitions do not include contingent payments in an amount of up to $4.6 million, in the aggregate, that are subject to continued employment by the potential recipients thereof.

The total amount of unrecognized tax benefits for uncertain tax positions was $2.3 million as of December 31, 2017. Payment of these obligations would result from settlements with taxing authorities. Due to the uncertainties related to those tax matters, we are currently unable to make a reasonably reliable estimate of when cash settlement with a relevant tax authority will occur. See Note 12(i) to our consolidated financial statements contained elsewhere in this annual report, as of December 31, 2017.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table and below biographies set forth certain information regarding the current executive officers and directors of the Company as of March 1, 2018.

Name (1)	Age	Position
Guy Bernstein	50	Chairman of the Board of Directors
Roni Al Dor	57	President, Chief Executive Officer and Director
Naamit Salomon	54	Director
Yacov Elinav (2)	73	Director
Uzi Netanel (2)	82	Director
Eyal Ben Chlouche (2)	56	Director
Roni Giladi	47	Chief Financial Officer

(1)	In addition to the executive officers and directors listed above, United International Trust N.V., a former director of the Company, serves as the Company’s local representative in Curaçao until (and subject to) the completion of the migration of the legal domicile of the Company to the Cayman Islands.

(2)	Member of Audit Committee

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

Under our Memorandum and Articles, the Board of Directors must have a minimum of three, and may have a maximum of 24, directors. Directors of the Company are appointed by our General Meeting of Shareholders and hold office until the expiration of the term of their appointment by our General Meeting of Shareholders, or until they resign or are suspended or dismissed by the General Meeting of Shareholders. The Board of Directors may appoint up to four directors in addition to the directors elected by the General Meeting of Shareholders, subject to the maximum number of directors permitted, and any such appointment shall be effective until the next General Meeting of Shareholders. The Board of Directors may fill any vacancies on the Board of Directors, whether as a result of the resignation or dismissal of a director, or as a result of a decision of the Board of Directors to expand the Board of Directors.

Our executive officers are appointed by, and serve at the discretion of, our Board of Directors.

Our Chairman, Guy Bernstein, serves as the Chief Executive Officer of Formula and as a director of Asseco. In addition, Ms. Salomon, another Board member of ours, who served as an executive officer of Formula until December 2009, is a member of the Board of Directors of our affiliate Magic Software Enterprises Ltd. Formula directly owns (as of March 1, 2018) approximately 48.1% of our currently outstanding Common Shares, and Asseco beneficially owns 26.3% of the outstanding share capital of Formula, as well as the power to vote an additional 1,971,973 ordinary shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 39.7% of Formula’s outstanding ordinary shares.

B.	Compensation of Directors and Officers

The aggregate amount of compensation paid by us, or accrued by us, for all directors and executive officers as a group for services in all capacities with respect to the fiscal year ended December 31, 2017 was $1.5 million. In addition to the foregoing amount, we also set aside or accrued for our directors and executive officers with respect to the fiscal year ended December 31, 2017 $0.3 for pension, retirement severance, vacation accrual and similar benefits of the Company. These compensation amounts do not include amounts expended by us for automobiles made available to our officers or expenses (including business travel and professional and business association dues) reimbursed to such officers. The foregoing amounts also exclude the value of stock option grants to our directors and officers pursuant to our 2011 Share Incentive Plan, which is described below.

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

We pay a fee of approximately $31,800 to our independent directors (except to Formula, to which we pay approximately $28,600 in respect of the service of its Chief Executive Officer, Guy Bernstein, as our Chairman of the Board), for attending or participating in meetings of the Board of Directors and its committees, and for participating in Board action taken via unanimous written consent. Such fees are set in accordance with the rates paid to “external directors” under the Israeli Companies Law 5759-1999. Although we are not an Israeli company and are not subject to the Israeli Companies Law, we deem certain standards of that body of law (including compensation to Board members) relevant to a company such as ours that has a substantial percentage of Israeli operations and Israeli employees. United International Trust N.V., which also qualified as an independent director when it was serving as such (until our November 2017 annual general shareholder meeting), instead received a fee of $1,200 for director services when it was serving as a director in 2017 (until November 2017), and continues to receive an additional annual amount for consulting and related services that it provides to us (until the completion of the migration of our legal domicile to the Cayman Islands).

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

In February 2016, our Board of Directors approved the reservation of an additional 4,000,000 Common Shares for issuance under the 2011 Plan. As of December 31, 2017, 2,148,323 Common Shares were issuable upon the exercise of outstanding options under the 2011 Plan, at a weighted average exercise price of $9.49 per share, of which options to purchase 783,663 Common Shares had vested. 1,180,000 of such Common Shares were issuable upon the exercise of outstanding options held by our directors and executive officers. As of December 31, 2017, 3,167,261 Common Shares were available for future grant under the 2011 Plan.

Restricted Share and Option Grants Outside of Our Stock Option and Incentive Plans

During 2017, the remaining 29,500 of the 88,500 restricted shares of Sapiens Decision, the Company's majority-owned subsidiary that were granted to one of the former shareholders of KPI in 2014, vested (in addition to the 59,000 of such 88,500 restricted shares that had vested in 2015 and 2016), thereby reducing the Company’s percentage ownership of Sapiens Decision from 94.25% to 92.89%. In addition, during 2017, Sapiens Decision issued options to certain of its employees to purchase shares of Sapiens Decision.

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

NASDAQ Opt-Outs for a Foreign Private Issuer

We are a foreign private issuer within the meaning of NASDAQ Listing Rule 5005(a)(18), since we are governed by the laws of Curacao and we meet the other criteria set forth for a “foreign private issuer” under Rule 3b-4(c) under the Exchange Act.

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

As of December 31, 2017, we had a total of 2,376 employees, a 23.2% increase relative to the end of 2016.

The following table sets forth the number of our employees as of the end of each of the past three fiscal years, according to their geographic regions:

Geographic Region	Total Number of Employees as of December 31,
	2015	2016	2017
Israel	790	862	864
UK and Europe	367	445	407
North America	113	175	511
Asia Pacific	303	446	594
Total Employees	1,573	1,928	2,376

E.	Share Ownership

The number of our Common Shares beneficially owned by our directors and executive officers individually, and by our directors and executive officers as a group, as of March 1, 2018, is as follows:

	Shares Beneficially Owned
	Number		Percent (1)

Roni Al Dor	1,224,781	(2)	2.4%
All directors and executive officers as a group (7 persons, including Roni Al-Dor) (3)	1,680,846	(4)	3.3%

(1)	Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The percentages shown are based on 49,779,055 Common Shares outstanding (which excludes 2,328,296 Common Shares held in treasury) as of March 1, 2018, plus such number of Common Shares as the relevant person or group had the right to receive upon exercise of options that are exercisable within 60 days of March 1, 2018.

(2)	Includes options to purchase 300,000 Common Shares under the 2011 Plan at an exercise price of $8.02 per share expiring no later than May 2021, which are vested or will become vested within 60 days of March 1, 2018. See Item 6 - “Directors, Senior Management and Employees - Compensation of Directors and Officers”.

(3)	Each of our directors and executive officers who is not separately identified in the above table beneficially owns less than 1% of our outstanding Common Shares (including options to purchase Common Shares held by each such party that are vested or will vest within 60 days of March 1, 2018) and has therefore not been separately identified.

(4)	Includes options to purchase 580,000 Common Shares at exercise prices ranging from $3.14 to $9.53 per share, which are vested or will become vested within 60 days of March 1, 2018.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders.

The following table sets forth, as of March 15, 2018, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person known by the Company to own beneficially more than 5% of the outstanding Common Shares, based on information provided to us by the holders or disclosed in public filings of the shareholders with the Securities and Exchange Commission.

We determine beneficial ownership of shares under the rules of Form 20-F promulgated by the SEC and include any Common Shares over which a person possesses sole or shared voting or investment power, or the right to receive the economic benefit of ownership, or for which a person has the right to acquire any such beneficial ownership at any time within 60 days.

	Shares Beneficially Owned
Name and Address	Number		Percent(1)
Formula Systems (1985) Ltd. 5 HaPlada Street Or Yehuda 60218, Israel	23,954,094	(2)	48.1%

(1)	The percentages shown are based on 49,779,055 Common Shares outstanding (which excludes 2,328,296 Common Shares held in treasury) as of March 15, 2018.

(2)	The number of Common Shares shown as owned by Formula is based on information provided to the Company by Formula as of March 15, 2018. Also based on information provided to the Company, as of March 15, 2018, Asseco beneficially owned 26.3% of the outstanding share capital of Formula. In addition, on October 4, 2017, Asseco entered into a shareholders agreement with our Chairman of the Board, under which agreement Asseco has been granted an irrecoverable proxy to vote an additional 1,971,973 ordinary shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 39.7% of Formula’s outstanding ordinary shares. The address of Asseco is Olchowa 14 35-322 Rzeszow, Poland.

(3)	Based on a Statement of Beneficial Ownership on Schedule 13G filed with the SEC on February 26, 2018. Of the 2,491,391 Common Shares reported as beneficially owned by Migdal Insurance & Financial Holdings Ltd., or Migdal, all 2,491,391 Common Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, according to the following segmentation: (a) 1,315,800 Common Shares are held by Profit participating life assurance accounts, (b) 979,865 Common Shares are held by Provident funds and companies that manage provident funds, and (c) 195,726 Common Shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Migdal does not admit beneficial ownership of those 2,491,391 Common Shares.

(4)	Based on Amendment No.1 to a Statement of Beneficial Ownership on Schedule 13G, filed with the SEC on January 31, 2018. The Common Shares reported as beneficially owned are held by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. and/or mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., collectively referred to as the Subsidiaries, each of which is a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd., or Yelin Holdings. Each of Messrs. Dov Yelin and Yair Lapidot owns 24.38% of the share capital and 25% of the voting rights of Yelin Holdings, and together they are responsible for the day-to-day management of Yelin Holdings. Each of Messrs. Yelin and Lapidot, Yelin Holdings, and each of the Subsidiaries disclaims beneficial ownership of the subject Common Shares.

To the best of our knowledge, each of the entities listed in the above table has sole voting and investment power with respect to all shares shown as beneficially owned by it, except to the extent described above.

Significant changes in holdings of major shareholders

From time to time, Formula has increased its beneficial shareholding in our Company through market purchases of additional Common Shares.

Formula’s beneficial ownership of our Common Shares constituted 50.2% of our outstanding share capital as of December 2014. That beneficial ownership has been diluted down to 48.1% as of March 15, 2018, primarily as a result of various minor issuances of Common Shares that we have made.

Yelin Holdings and its affiliates held 2,625,007 Common Shares (above 5% of our Common Shares) as of the end of 2015. They subsequently sold shares and reduced their holdings to 2,381,426 Common Shares as of December 31, 2016, thereby reducing their ownership of our Common Shares below 5% (based on Amendment No. 4 to the Schedule 13G filed by Yelin Lapidot Provident Funds Management Ltd., Yelin Lapidot Mutual Funds Management Ltd., Yair Lapidot and Dov Yelin on February 8, 2017). Their beneficial ownership increased once again above 5%, to 2,765,424 Common Shares, or 5.6%, as of December 31, 2017 (based on Amendment No. 1 to Schedule 13G filed by Yelin Holdings, Yair Lapidot and Dov Yelin on January 31, 2018). Subsequently, however, we have been informed by Yelin Holdings that its beneficial ownership has decreased once again below 5% as of March 15, 2018.

Migdal acquired 2,468,836 Common Shares, or 5.0%, as of July 12, 2017, based on its Schedule 13G filed on August 28, 2017, thereby becoming a major shareholder of our company. Since that time, its ownership fell slightly below 5%, then rose again above 5% and has now fallen again below 5% and stands at 2,471,184 Common Shares, or 4.97%, as of March 12, 2018, based on a Statement of Beneficial Ownership on Schedule 13G filed by Migdal with the SEC on March 15, 2018.

Voting rights of major shareholders

The major shareholders disclosed above do not have different voting rights than other shareholders with respect to the Common Shares that they hold.

Holders of record

As of March 1,2018 there were 61 holders of record of our Common Shares, including 41 holders of record with addresses in the United States who held a total of 42,115,636 Common Shares (out of which 42,106,702 Common Shares are held of record by CEDE & Co), representing approximately 84.6% of our issued and outstanding Common Shares. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, because many of these Common Shares were held of record by nominees (including CEDE & Co., as nominee for a large number of banks, brokers, institutions and underlying beneficial holders of our Common Shares). In particular, Formula, which held (as of March 1, 2018 (in part as a record holder and in part as an underlying beneficial holder) 23,954,094 Common Shares, representing 48.1% of our issued and outstanding shares, is not a United States company.

Control of the Company

Based on Formula’s beneficial ownership of 48.1% of the outstanding Common Shares of the Company (as of March 1, 2018), and based on Asseco’s beneficial ownership of 39.7% of the outstanding share capital of Formula (also as of that date), both Formula and Asseco may be deemed to control the Company. We are unaware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B.	Related Party Transactions

Registration Rights Agreement with Major Shareholders

The description of the Registration Rights Agreement set forth in Item 10.C “Material Contracts” is incorporated by reference herein.

Fees Paid to Major Shareholder for Board Service of its Affiliate

We paid to our major shareholder, Formula, approximately $28,600 in respect of our share of the director fees of Guy Bernstein, our Chairman, for the year ended December 31, 2017. Mr. Bernstein serves as the Chief Executive Officer of Formula and a director of Asseco. Formula directly owns (as of March 1, 2018) approximately 48.1% of our currently outstanding Common Shares.

Additional Agreements and Transactions with Affiliated Companies of Formula

During the year ended December 31, 2017, we paid to affiliated companies of Formula approximately $5.1 million, in the aggregate, pursuant to services agreements that we have in place with those companies under which we receive services. In 2017, we also purchased from those affiliated companies an aggregate of approximately $0.9 million of hardware and software. Please see Note 14 to our audited consolidated financial statements included in Item 18 of this annual report for further information.

Further, the Company paid to Formula approximately $0.1 million in respect of its share of the D&O insurance for the period starting June 18, 2017 through December 17, 2018.

Transactions Involving Asseco and Sapiens Poland

During 2017, Asseco provided back-office services, professional services and fixed assets to our wholly-owned subsidiary, Sapiens Poland, in an amount totaling approximately $1.6 million. Please see Note 14 to our audited consolidated financial statements included in Item 18 of this annual report for further information.

In addition, during 2017, Sapiens Poland performed services as a sub-contractor on behalf of Asseco for clients of Asseco in a total amount of approximately $8.25 million. For historic reasons, Asseco issues invoices to those clients and then Sapiens in turn invoices Asseco on a back-to-back basis.

Trade Payables and Receivables

As of December 31, 2017, we had trade payables balances due to, and trade receivables balances due from, our related parties in amounts of approximately $0.8 million and $1.5 million, respectively.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

Financial Statements

See the Consolidated Financial Statements and related notes in Item 18.

Export Sales

In 2017, 89.4% of our revenues originated from customers located outside of Israel. For information on our revenues breakdown by geographic region for the past three years, see Item 5.A, “Operating and Financial Review and Prospects— Operating Results— Comparison of the years ended December 31, 2016 and 2017, and Comparison of the years ended December 31, 2015 and 2016— Revenues by geographical region”.

Legal Proceedings

Dispute with Significant Client

As disclosed previously, in 2017, we were involved in a dispute with a significant customer under a software development project agreement, which agreement provided for the customizing, enhancement and implementation of a new product. The customer alleged that we had materially breached our agreement with the customer. After carefully examining the customer’s allegations, we informed the customer that we had not materially breached any of our obligations under the agreement and that the customer had itself materially breached the agreement. Work on the project was canceled due to the dispute.

Following discussions between the parties, in the second quarter of 2017, we entered into a settlement agreement with the customer, under which the software development project agreement was terminated. Pursuant to the settlement agreement, the customer paid to us a settlement amount and the customer retained a nonexclusive, perpetual, royalty-free license to use the software product in certain territories, subject to payment to us of an agreed-upon maintenance fee. The agreement furthermore confirmed the respective ownership rights of the parties in the intellectual property related to the product that had been jointly developed, including our ownership of the subject software. As agreed, we have the right to commercialize and sell licenses to certain components of the developed product, without limitation, subject to our payment of royalties to the customer on certain initial sales of licenses to those components. The settlement agreement furthermore called for us and the customer to endeavor to meet once every 12 months to discuss the relationship between the parties and the current status of certain development and marketing efforts by us.

Dispute with Former Client

In November 2017, our wholly-owned subsidiary settled a dispute with a customer, related to a claim filed by such customer in an Amsterdam court, pursuant to which the action was dismissed and our subsidiary paid approximately $0.9 million, constituting the deductible for our insurance policy coverage for the customer’s claim.

In addition to the foregoing, from time to time, we are a party to various non-material legal proceedings and claims that arise in the ordinary course of business.

Dividend Policy

Upon review of our consolidated results of operations, financial condition, cash requirements, future prospects and other factors, on January 15, 2013, April 20, 2015, March 31, 2016 and October 18, 2017, our Board of Directors determined, subject to shareholder approval, to declare and pay one-time cash interim dividends of $0.15, $0.15, $0.20 and $0.20 per Common Share (or $5.8 million, $7.2 million, $10 million and $9.8 million, in the aggregate, respectively), which were paid on February 22, 2013, June 1, 2015, June 1, 2016 and December 14, 2017, respectively.

We do not have a dividend policy. However, our Board of Directors will determine, on an annual basis, as to whether we will pay a dividend in the upcoming year. Such determination will be dependent upon our financial condition, recent and prospective results of operations, and cash requirements, among other relevant factors, and will be subject to the requirements of Curacao law and the Articles (or, following the planned migration of our legal domicile, our Memorandum and Articles and Cayman Islands law). If our company continues to be profitable, our Board of Directors may decide to distribute additional dividends in the future as well. For more information about distribution of dividends, the related requirements of Curacao law and various tax implications, see Item 10, “Additional Information— Memorandum and Articles of Association;” Item 10, “Additional Information— Exchange Controls,” and Item 10, “Additional Information— Taxation.”

B.	Significant Changes

No significant change, other than as otherwise described in this annual report, has occurred in our operations since the date of our consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The Company’s Common Shares are listed on the NASDAQ Capital Market and on the TASE under the symbol “SPNS”.

NASDAQ:

The table below sets forth the high and low daily closing prices (in US dollars) for our Common Shares on the NASDAQ Capital Market (i) on an annual basis for the years 2013 through 2017, and the year 2018 (through March 14, 2018), and (ii) on a quarterly basis for 2016, 2017 and the first quarter of 2018 (through March 14, 2018):

	HIGH	LOW
2018 (through March 14, 2018)	12.49	9.16
2017 (Annual)	15.45	10.62
2016 (Annual)	15.64	9.47
2015 (Annual)	12.64	6.42
2014 (Annual)	8.46	6.73
2013 (Annual)	7.77	3.99

2018
First Quarter (through March 14, 2018)	12.49	9.16

2017
First Quarter	15.45	12.88
Second Quarter	13.73	11.09
Third Quarter	13.29	10.62
Fourth Quarter	14.10	11.24

2016
First Quarter	12.12	9.47
Second Quarter	12.65	10.99
Third Quarter	14.12	11.74
Fourth Quarter	15.64	12.58

The table below sets forth the high and low daily closing prices (in US dollars) for our Common Shares on the NASDAQ Capital Market on a monthly basis during the most recent six-month period.

	HIGH	LOW
March 2018 (through March 14, 2018)	9.89	9.23
February 2018	12.33	9.16
January 2018	12.49	11.45
December 2017	12.00	11.24
November 2017	13.99	11.96
October 2017	14.10	13.20
September 2017	13.29	11.18

The daily closing price of our Common Shares on the NASDAQ Capital Market on March 14, 2018, being the last practicable date prior to publication of this annual report, was $9.23.

TASE:

Our Common Shares began trading on the TASE effective March 6, 2003. Under current Israeli law, the Company satisfies its reporting obligations in Israel by furnishing to the applicable Israeli regulators those reports that the Company is required to file or submit in the United States.

The table below sets forth the high and low closing prices, in US dollars, for our Common Shares on the TASE on an annual basis for the years 2013 through 2017 and the year 2018 (through March 14, 2018), and on a quarterly basis for the years 2016 and 2017, and for the first quarter of 2018 (through March 14, 2018). The conversion from NIS into US dollars for the following two tables is based on the average monthly, quarterly or yearly representative rate of exchange published by the Bank of Israel for the month, quarter or year (as appropriate) in which such high or low closing price per share was recorded.

	HIGH	LOW
2018 (through March 14, 2018)	12.63	9.15
2017 (Annual)	15.01	10.52
2016 (Annual)	15.34	9.20
2015 (Annual)	12.70	6.48
2014 (Annual)	8.37	6.66
2013 (Annual)	7.90	4.10

2018
First Quarter (through March 14, 2018)	12.63	9.15

2017
First Quarter	15.01	12.53
Second Quarter	13.59	11.14
Third Quarter	13.21	10.52
Fourth Quarter	13.93	11.35

2016
First Quarter	11.77	9.20
Second Quarter	12.50	11.18
Third Quarter	13.87	11.78
Fourth Quarter	15.34	12.78

The table below sets forth the high and low daily closing prices, in US dollars, for our Common Shares on the TASE during the most recent six-month period:

	HIGH	LOW
March 2018 (through March 14, 2018)	9.80	9.30
February 2018	12.28	9.15
January 2018	12.63	11.48
December 2017	12.02	11.35
November 2017	13.81	11.73
October 2017	13.93	13.01
September 2017	13.21	11.06

The closing price of our Common Shares on the TASE on March 14, 2018, being the last practicable date prior to publication of this annual report, was $9.35 (as converted from NIS based on the closing representative exchange rate as of March 14, 2018).

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our Common Shares are listed on the NASDAQ Capital Market and on the TASE under the symbol “SPNS”.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

Item 10.	Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

Migration of Legal Domicile from Curaçao to Cayman Islands

We are currently in the process of migrating the legal domicile of our company from Curaçao to the Cayman Islands. Such migration and the accompanying adoption of charter documents suitable for a Cayman Islands exempted company (which charter documents will be effective immediately prior to the completion of the migration of the legal domicile) required shareholder approval under Curaçao law, which approval was obtained at our annual general meeting of shareholders that was held on November 29, 2017. Completion of the migration requires compliance with certain additional steps under Curaçao law and Cayman Islands law and is conditioned on receipt by our company of (i) a ruling that the migration will not constitute a taxable event for our shareholders under Israeli tax law (being the jurisdiction of our residency for tax purposes) and (ii) approval that the migration will not constitute a taxable event for our shareholders under Curacao tax law. We currently expect to complete the migration in the second quarter of 2018, subject, however, to (i) the completion within that time frame of the necessary logistical steps for migration under Curaçao and Cayman Islands law and (ii) receipt of the aforementioned ruling and approval from the Israeli Tax Authority.

We have provided herein descriptions related to our current status as a Curacao company.

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

Share Purchase Agreement for Acquisition of StoneRiver

In the first quarter of 2017, we entered into a share purchase agreement with StoneRiver Group L.P., or the StoneRiver Seller, and StoneRiver, Inc., or StoneRiver, for the acquisition of all of the issued and outstanding share capital of StoneRiver. We consummated the acquisition later in the first quarter of 2017. StoneRiver is a Denver, Colorado- based provider of technology solutions and services to the insurance industry.

The acquisition consideration was approximately $100 million in cash, subject to certain adjustments based on working capital, transaction expenses, unpaid debt and certain litigation matters.

Immediately prior to closing, we purchased a representations and warranties insurance policy covering certain indemnifiable damages under the agreement, which we refer to as the StoneRiver Insurance. The StoneRiver Insurance provides for coverage of $12,500,000 in the aggregate and its term is in general three years (except with respect to certain fundamental representations and warranties, as to which the term of the StoneRiver Insurance is six years). In addition, two escrow funds were established by StoneRiver, for the purpose of enabling the indemnification of our company for certain damages that are not fully recovered under the StoneRiver Insurance: (i) an escrow fund in the amount of $500,000 for a period of one year and (ii) an escrow fund in the amount of $2,000,000 for a period of 18 months.

Deed of Trust in Favor of Series B Debentures Holders

In connection with our Israeli public offering and private placement of NIS 280 million (approximately US $79.2 million) principal amount of our Series B Debentures, in the aggregate, in September 2017 (which debentures are traded on the TASE), we entered into a deed of trust with a trustee in favor of the debenture holders. In the deed of trust, we have agreed to repay the principal amount of the debentures in eight equal payments that will be paid once a year on January 1 of each of the years 2019 through 2026 (included). The outstanding principal amount bears interest at an annual rate of 3.37%, to be paid in half-yearly payments on January 1 and July 1 of each of the years 2018 through 2026 (included). The principal and interest are payable in NIS, subject to adjustment in accordance with fluctuations in the exchange rate between the U.S. dollar and the NIS.

Under the deed of trust, we have undertaken to maintain a number of conditions and limitations on the manner in which we can operate our business, including limitations on our ability to undergo a change of control, distribute dividends, incur a floating charge on our assets, or undergo an asset sale or other change that results in a fundamental change in our operations. The deed of trust also requires us to comply with certain financial covenants, as described below. The deed of trust furthermore provides for an upwards adjustment in the interest rate payable under the debentures in the event that our debentures’ rating is downgraded below a certain level. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the rating of the debentures (below BBB-) could result in the acceleration of our obligation to repay the debentures.

The deed of trust includes the following provisions:

•       a negative pledge, subject to certain exceptions;

•      a covenant not to distribute dividends unless (i) our shareholders’ equity (not including minority interests) shall not be less than $160 million, (ii) our net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) does not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity, including minority interest), (iii) the amount of the dividend does not exceed our profits for the year ended December 31, 2016 and the first three quarters of the year ended December 31, 2017, plus 75% of our profits as of September 1, 2017 and up to the date of distribution, and (iv) no event of default shall have occurred; and

•      financial covenants, including (i) the equity attributable to the shareholders of Sapiens (not including minority interests), as reported in our annual or quarterly financial statements, will not be less than $120 million, and (ii) Sapiens’ net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity, including minority interest).

As of December 31, 2017, we were in compliance with the foregoing financial covenants.

We also agreed to standard events of default under the deed of trust, together with the following specific events of default (among others):

•	cross default, including following an immediate repayment initiated in relation to other indebtedness (other than non-recourse debt) in an amount that exceeds 5% of our total balance sheet;

•	suspension of trading of the debentures on the TASE over a period of 60 days, or the delisting of the debentures from the TASE;

•	failure to have the debentures rated over a period of 60 days;

•	if the rating of the debentures is less than BBB- by Standard and Poors Maalot or less than Baa3 by Midroog Ltd or drops below an equivalent rating of another rating agency;

•	if there is a change in control without consent of the rating agency (a change of control is deemed to occur if Formula ceases the be the controlling shareholder of our company, whether directly or indirectly. Formula will be considered a controlling shareholder for so long as it continues to hold at least 25% of the means of control of our company (within the meaning of the Israeli Securities Law) and there is no other person or entity holding a higher percentage. To the extent that Formula holds such controlling interest jointly with others, it will be deemed to remain our controlling shareholder if it maintains the highest percentage ownership among such other shareholders);

•	the existence and continuation of a bankruptcy event involving our company, or the liquidation of our company or writing off of our assets;

•	our failure to comply with the above-described financial covenants for two consecutive quarters;

•	there has been a material adverse change in the business of our company compared to the position of our company shortly before the issuance of the debentures and there is a material concern that we will not be able to pay our obligations under the debentures on time;

•	if we distribute a dividend contrary to the above-described limitations on dividends;

•	breach of our undertakings regarding the issuance of additional Series B Debentures;

•	the sale of 25% or more of our assets, or a change in the main sphere of our activity as a company; and

•	failure to comply with the negative pledge covenant.

HSBC Term Loan Credit Agreement (Loan Repaid)

In the first quarter of 2017, we (via our wholly-owned subsidiary, Sapiens Americas Corporation, or the Borrower) entered into a secured credit agreement, or the Credit Agreement, with HSBC Bank USA, National Association, or the Lender, in connection with, and as financing for, our acquisition of StoneRiver. Pursuant to the Credit Agreement, we borrowed $40 million, or the Bank Loan, for a prospective five-year term. The Bank Loan was to mature in March 2022 and was to be payable in equal consecutive quarterly principal installments of principal and accrued interest.

The repayment of the Bank Loan was secured by first priority liens over (i) substantially all assets of the Borrower and its US subsidiaries and (ii) the shares of the Borrower held by Sapiens International Corporation B.V. (our company). Certain affiliated entities of the Borrower guaranteed the repayment of the Bank Loan. The Credit Agreement contained customary representations and warranties, affirmative covenants and negative covenants, which included, without limitation, restrictions on indebtedness, liens, investments, and certain dispositions with respect to the property secured by the lien. The Credit Agreement also contained customary events of default that entitled the Lender to cause any or all of the Borrower’s indebtedness to become immediately due and payable and to foreclose on the lien, and included customary grace periods before certain events were deemed events of default.

Pursuant to our prepayment right under the Credit Agreement, following consummation of our Israeli public offering and private placement of Series B Debentures in September 2017, we used the proceeds therefrom for prepayment of the entire outstanding Bank Loan amount (plus accrued interest), which resulted in the termination of the Credit Agreement.

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

There are no exchange control or currency regulations in the Cayman Islands that would affect the payment of dividends, interest or other payments to non-resident holders of the Company’s securities, including the Common Shares. Other jurisdictions in which the Company conducts operations may have various currency or exchange controls. In addition, the Company is subject to the risk of changes in political conditions or economic policies which could result in new or additional currency or exchange controls or other restrictions being imposed on the operations of the Company. As to the Company’s securities, Cayman Islands law and the Memorandum and Articles impose no limitations on the right of non-resident or foreign owners to hold or vote such securities.

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

Capital gain

Israeli Resident Shareholders

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 50% in 2017).

Notwithstanding the foregoing, pursuant to the Law for Change in the Tax Burden (Legislative Amendments) (Taxes), 2011, the capital gain tax rate applicable to individuals was raised from 20% to 25% from 2012 and onwards (or from 25% to 30% if the selling individual shareholder is a Substantial Shareholder at any time during the 12-month period preceding the sale and/or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). With respect to assets (not shares that are listed on a stock exchange) purchased on or after January 1, 2003, the portion of the gain generated from the date of acquisition until December 31, 2011 will be subject to the previous capital gain tax rates (20% or 25)% and the portion of the gain generated from January 1, 2012 until the date of sale will be subject to the new tax rates (25% or 30)%.

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, the corporate tax rate was 24% in 2017, and as of 2018 the corporate tax rate is 23%.

Non-Israeli Residents Shareholders

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (24% in 2017 and 23% in 2018 and thereafter) if generated by a company, or at the rate of 25% (for assets other than shares that are listed on stock exchange – 20% for the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on stock exchange – 25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual from the sale of an asset purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 50% for an individual in 2017).

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

Taxes Applicable to Dividends

Israeli Resident Shareholders

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our common shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the benefits period of an AE are subject to withholding tax at the rate of 15% (if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after such period) or 20% with respect to PFE. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Preferred income).

Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on shares of Israeli resident corporations (like our common shares). However, dividends distributed from taxable income accrued during the benefits period of an AE are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after such period.

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on ordinary shares, like our common shares, at the rate of 25% or 30% (if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period) or 15% if the dividend is distributed from income attributed to our AE or 20% with respect to PFE. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a Substantial Shareholder or not), and 15% if the dividend is distributed from income attributed to an AE or 20% if the dividend is distributed from income attributed to a PFE, unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the U.S-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our common shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our AE, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an AE are subject to a withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an AE, or a PFE, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax for income exceeding a certain level. For 2016, the rate of such additional tax was 2% on annual taxable income exceeding NIS 803,520, and for 2017 and onwards, the additional tax is at a rate of 3% on annual income exceeding NIS 640,000, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

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

Curacao Taxation

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

Cayman Islands Taxation

To the extent that we complete the migration of our legal domicile to the Cayman Islands from Curacao (which is subject to certain rulings and approvals of the tax authorities in Israel and Curacao, which have not yet been received, as described in Item 4.A above), we note that the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty or withholding tax that will be applicable to us or to any holder of our Common Shares. There are currently no other taxes likely to be material to us or our shareholders levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands exempted companies except those that hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

As part of the migration process, we will seek to obtain an undertaking from the Governor-in-Council pursuant to Section 6 of the Tax Concessions Law (1995 Revision) of the Cayman Islands:

•	that no law that is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

•	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the our shares, debentures or other obligations.

The undertaking from the Governor-in-Council for the Cayman Islands Parent is generally provided for a period of 20 years from the date on which it is issued.

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

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2017.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2017. We currently expect that we will not be a PFIC in 2018. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our Common Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our Common Shares in the event that we qualify as a PFIC.

Tax on Net Investment Income

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from the tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income generally will include its dividends on our Common Shares and net gains from dispositions of our Common Shares, unless those dividends or gains are derived in the ordinary course of the conduct of trade or business (other than trade or business that consists of certain passive or trading activities). Net investment income, however, may be reduced by deductions properly allocable to that income. A U.S. holder that is an individual, estate or trust is urged to consult its tax adviser regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the Common Shares.

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

Information Reporting by Certain U.S. Holders

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of certain threshold (as determined under Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our Common Shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets”. Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult his tax adviser regarding his reporting obligation.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our Common Shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

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

Foreign Currency Risk. We conduct our business in various foreign currencies, primarily those of Israel and the United Kingdom, and to a lesser extent of Europe and Canada. A devaluation of the NIS, GBP and Euro in relation to the US Dollar has the effect of reducing the US Dollar amount of any of our expenses or liabilities which are payable in those currencies (unless such expenses or payables are linked to the US dollar) while reducing the US Dollar amount of any of our revenues which are payable to us in those currencies.

Because exchange rates between the NIS, GBP and Euro and against the US dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our revenue and profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reflected as financial expenses in our consolidated financial statements. A hypothetical 10% movement in foreign currency rates (primarily the NIS, GBP Euro, PLN and INR) against the US dollar, with all other variables held constant on the expected sales, would have resulted in a decrease or increase in 2017 sales revenues of approximately $12.4 million.

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

Our management, including our President and Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2017. Based on such evaluation, the President and Chief Executive Officer, and the Chief Financial Officer, have concluded that, as of December 31, 2017, the Company’s disclosure controls and procedures are effective.

B.	Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our President and Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Such evaluation did not cover the internal controls of StoneRiver or KnowledgePrice since they were first acquired in the first quarter and fourth quarter, respectively, of 2017.

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

C.	Attestation Report of Registered Public Accounting Firm.

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2017 is provided on page F-3, as included under Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting.

Based on the evaluation conducted by our President and Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2017 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Fees Paid to Independent Auditors

Fees billed or expected to be billed by Kost Forer Gabbay & Kasierer, a member of EY Global and other members of EY Global for professional services for each of the last two fiscal years were as follows:

	Year ended December 31,
	2016	2017
	(in thousands)
Audit Fees	$400	$458
Tax Fees	$195	$238
Total	$595	$696

(1)	Audit Fees consist of fees billed for the annual audit and the quarterly reviews of the Company’s consolidated financial statements and consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent auditors can reasonably provide.

(2)	Tax Fees are for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and global mobility.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

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

We have submitted to NASDAQ a written statement from our independent Curacao counsel that certified that our practice of not making the annual report available in accordance with NASDAQ rules, but rather making it available on our website, our not complying with the requirements of NASDAQ Listing Rules 5605(b), (d) and (e) and not obtaining the shareholder approvals required under NASDAQ Listing Rule 5635 are not prohibited by Curacao law.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

PART III

Item 17.	Financial Statements.

We have elected to provide financial statements and related information pursuant to Item 18.

Item 18.	Financial Statements.

The Consolidated Financial Statements and related notes required by this Item are contained on pages F-1 through F-41 hereof.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

IN U.S. DOLLARS

- - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SAPIENS INTERNATIONAL CORPORATION N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. ("the Company") as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 10, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor since at least 1994, but we are unable to determine the specific year.

Tel-Aviv, Israel
April 10, 2018

F - 2

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SAPIENS INTERNATIONAL CORPORATION N.V.

Opinion on Internal Control over Financial Reporting

We have audited Sapiens International Corporation N.V.'s (the "Company") internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). As indicated in the accompanying Management's Annual Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of StoneRiver Inc . and KnowledgePrice.com which were acquired in February 2017 and December 2017, respectively. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of StoneRiver Inc. and KnowledgePrice.com. In our opinion, Sapiens International Corporation N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2017 consolidated financial statements of the Company and our report dated April 10, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

F - 3

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

April 10, 2018

F - 4

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2016	2017

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$60,908	$71,467
Marketable securities	18,220	-
Trade receivables (net of allowance for doubtful accounts of $623 and $415 at December 31, 2016 and 2017, respectively)	34,684	53,226
Other receivables and prepaid expenses	6,389	6,280

Total current assets	120,201	130,973

LONG-TERM ASSETS:
Marketable securities	17,228	-
Capitalized software development costs, net	20,755	23,761
Other intangible assets, net	7,599	41,409
Property and equipment, net	9,807	10,695
Goodwill	73,597	158,559
Other long-term assets	4,623	3,675
Severance pay fund	4,041	4,547

Total long-term assets	137,650	242,646

Total assets	$257,851	$373,619

The accompanying notes are an integral part of the consolidated financial statements.

F - 5

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share data)

	December 31,
	2016	2017

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$6,562	$7,044
Employees and payroll accruals	18,143	23,039
Accrued expenses and other liabilities	13,906	23,573
Deferred revenues and customer advances	9,137	16,513

Total current liabilities	47,748	70,169

LONG-TERM LIABILITIES:
Series B Debentures	-	78,281
Deferred tax liabilities	2,167	9,171
Other long-term liabilities	7,697	8,271
Accrued severance pay	4,940	5,500

Total long-term liabilities	14,804	101,223

COMMITMENTS AND CONTINGENT LIABILITIES

REDEEMABLE NON-CONTROLLING INTEREST	908	1,353

EQUITY:
Sapiens International Corporation N.V. Shareholders' equity:
Share capital:
Common shares of € 0.01 par value: Authorized: 70,000,000 shares at December 31, 2016 and 2017, respectively; Issued: 51,364,247 and 52,086,730 shares at December 31, 2016 and 2017, respectively; Outstanding: 49,035,951 and 49,758,434 shares at December 31, 2016 and 2017, respectively	681	689
Additional paid-in capital	226,782	221,175
Treasury shares, at cost - 2,328,296 Common shares at December 31, 2016 and 2017	(9,423)	(9,423)
Accumulated other comprehensive income (loss)	(11,167)	528
Accumulated deficit	(13,278)	(12,926)

Total Sapiens International Corporation N.V. shareholders' equity	193,595	200,043
Non-controlling interests	796	831

Total equity	194,391	200,874

Total liabilities and equity	$257,851	$373,619

The accompanying notes are an integral part of the consolidated financial statements.

F - 6

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2015	2016	2017

Revenues	$185,636	$216,190	$269,194

Cost of revenues	111,192	130,402	175,678

Gross profit	74,444	85,788	93,516

Operating expenses:
Research and development	10,235	16,488	31,955
Selling, marketing, general and administrative	39,859	44,460	60,559

Total operating expenses	50,094	60,948	92,514

Operating income	24,350	24,840	1,002
Financial income (expense), net	163	533	(3,010)

Income (loss) before tax benefit (taxes on income)	24,513	25,373	(2,008)
Tax benefit (taxes on income)	(4,213)	(5,772)	2,564

Net income	20,300	19,601	556

Attributed to non-controlling interests	59	(43)	(189)
Attributed to redeemable non-controlling interest	1	(135)	43
Adjustment to redeemable non-controlling interest	224	443	350

Net income attributable to Sapiens' shareholders	$20,016	$19,336	$352

Net earnings per share attributable to Sapiens' shareholders

Basic	$0.42	$0.40	$0.01

Diluted	$0.41	$0.40	$0.01

The accompanying notes are an integral part of the consolidated financial statements.

F - 7

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands

	Year ended December 31,
	2015	2016	2017

Net income	$20,300	$19,601	$556

Other comprehensive income (loss):

Foreign currency translation adjustments	(1,367)	476	11,589
Unrealized gains (losses) arising from marketable securities during the period, net of tax	(37)	41	146
Losses reclassified into earnings from marketable securities, net of tax	5	-	-

	(1,399)	517	11,735

Total comprehensive income	18,901	20,118	12,291

Comprehensive income (loss) attributed to non-controlling interests	59	(38)	(149)
Comprehensive income (loss) attributed to redeemable non-controlling interest	1	(135)	43
Comprehensive income adjustment to redeemable non-controlling interest	224	443	350

Comprehensive income attributable to Sapiens' shareholders	$18,617	$19,848	$12,047

The accompanying notes are an integral part of the consolidated financial statements.

F - 8

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands (except of share data)

	Common stock		Additional paid-in	Treasury	Accumulated other comprehensive	Accumulated	Non-controlling	Total
	Shares	Amount	capital	shares	income (loss)	deficit	interests	equity

Balance as of January 1, 2015	47,679,311	$667	$249,271	$(9,423)	$(10,281)	$(52,630)	$689	$178,293

Stock-based compensation	-	-	1,153	-	-	-	196	1,349
Employee stock options exercised (cash and cashless)	1,080,470	11	1,557	-	-	-	-	1,568
Distribution of dividend	-	-	(7,186)	-	-	-	-	(7,186)
Dividend to non-controlling interests	-	-	-	-	-	-	(77)	(77)
Other comprehensive loss	-	-	-	-	(1,398)	-	(1)	(1,399)
Adjustment to redeemable non-controlling interest	-	-	-	-	-	(224)	-	(224)
Distribution to ultimate parent for a business acquisition under common control	-	-	(10,815)	-	-	-	-	(10,815)
Net income	-	-	-	-	-	20,240	60	20,300

Balance as of December 31, 2015	48,759,781	$678	$233,980	$(9,423)	$(11,679)	$(32,614)	$867	$181,809

Stock-based compensation	-	-	1,701	-	-	-	40	1,741
Employee stock options exercised (cash and cashless)	276,170	3	887	-	-	-	-	890
Distribution of dividend	-	-	(9,786)	-	-	-	(73)	(9,859)
Other comprehensive income	-	-	-	-	512	-	5	517
Redeemable non-controlling interest	-	-	-	-	-	(308)	-	(308)
Net income	-	-	-	-	-	19,644	(43)	19,601

Balance as of December 31, 2016	49,035,951	$681	$226,782	$(9,423)	$(11,167)	$(13,278)	$796	$194,391

Stock-based compensation	-	-	1,799	-	-	-	184	1,983
Employee stock options exercised (cash and cashless)	722,483	8	2,445	-	-	-	-	2,453
Distribution of dividend	-	-	(9,851)	-	-	-	-	(9,851)
Other comprehensive income	-	-	-	-	11,695	-	40	11,735
Redeemable non-controlling interest	-	-	-	-	-	(393)	-	(393)
Net income	-	-	-	-	-	745	(189)	556

Balance as of December 31, 2017	49,758,434	$689	$221,175	$(9,423)	$528	$(12,926)	$831	$200,874

F - 9

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2015	2016	2017
Cash flows from operating activities:

Net income	$20,300	$19,601	$556
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	9,625	10,021	15,871
Stock-based compensation	1,349	1,955	2,035
Amortization of premium and accrued interest on marketable securities	(453)	(516)	509

Net changes in operating assets and liabilities
Trade receivables, net	1,893	(5,435)	(5,253)
Other operating assets	(1,229)	(3,309)	3,688
Deferred tax assets, net	2,169	1,664	(8,840)
Trade payables	1,511	1,101	(1,388)
Other operating liabilities	4,134	2,223	92
Deferred revenues and customer advances	1,300	(1,035)	1,249
Accrued severance pay, net	(159)	(231)	(37)

Net cash provided by operating activities	$40,440	$26,039	$8,482

Cash flows from investing activities:

Purchase of property and equipment	(2,815)	(4,664)	(2,622)
Capitalized software development costs	(6,032)	(5,545)	(5,567)
Net cash paid for acquisitions (b)	(2,934)	(4,382)	(100,381)
Investment in marketable securities	(7,678)	(9,017)	-
Proceeds from sales of marketable securities	1,499	13,898	35,369
Restricted cash, net	(893)	1,393	-

Net cash used in investing activities	$(18,853)	$(8,317)	$(73,201)

The accompanying notes are an integral part of the consolidated financial statements.

F - 10

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2015	2016	2017
Cash flows from financing activities:

Proceeds from employee stock options exercised	$1,568	$890	$2,453
Distribution to ultimate parent for a business acquisition under common control (c)	(8,482)	(1,440)	-
Repayment of loan	-	(824)	(56)
Issuance of Series B Debentures, net (*)	-	-	78,229
Distribution of dividend	(7,186)	(9,786)	(9,851)
Dividend to non-controlling interest	(77)	(73)	-

Net cash provided by (used in) financing activities	$(14,177)	$(11,233)	$70,775

Effect of exchange rate changes on cash	(459)	68	4,503

Increase in cash and cash equivalents	6,951	6,557	10,559
Cash and cash equivalents at beginning of year	47,400	54,351	60,908

Cash and cash equivalents at end of year	$54,351	$60,908	$71,467

Supplemental cash flow activities:

(a) Cash paid during the year for:

Interest	$6	$48	$713

Income taxes	$2,234	$1,196	$2,705

(b) Net cash paid for acquisitions:
Fair value of assets acquired and liabilities assumed at the date of acquisition:
Working capital, net (excluding cash and cash equivalents)	$(1,221)	$1,547	$4,816
Other long-term assets	(183)	(2,089)	(1,336)
Other long-term liabilities	1,424	1,420	16,599
Goodwill and other intangible assets	(3,903)	(5,260)	(120,460)
Contingent payments	949	-	-

	$(2,934)	$(4,382)	$(100,381)

(c) Non-cash transactions:
Loan and contingent payments to ultimate parent	$(2,333)	-	-

*) Net of $956 of debt discount and issuance costs

The accompanying notes are an integral part of the consolidated financial statements.

F - 11

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

a.	General:

Sapiens International Corporation N.V. (“Sapiens”) and its subsidiaries (collectively, the “Company”), a member of the Formula Systems (1985) Ltd. Group, is a global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. The Company's offerings include a broad range of software solutions and services, comprised of: (i) core software solutions for the insurance industry, including Property & Casualty/General Insurance (“P&C”) and Life, Pensions and Annuities (“L&A”) products; (ii) variety of technology based solutions including business decision management solutions for the financial services industry, including insurance, banking and capital markets; and (iii) global services including project delivery and implementation of the Company’ software solutions.

The Company operates in North America, Europe, Asia Pacific and South Africa.

b.	Acquisition of StoneRiver:

On February 28, 2017, the Company completed the acquisition of all of the outstanding shares of StoneRiver, Inc. ("StoneRiver"), a provider of technology solutions and services to the insurance industry for $101,351. The Company related acquisition costs of $1,348 is presented in general and administrative expenses.

The acquisition of StoneRiver expanded Sapiens presence and scale in the North American insurance market and allows the Company to offer its customers and partners a more extensive product portfolio in the industry.

The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of StoneRiver. The results of StoneRiver's operations have been included in the consolidated financial statements since February 28, 2017.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Current assets	$16,785
Property and equipment	1,088
Goodwill	77,013
Intangible assets	38,146
Other long-term assets	78

Total assets acquired	$133,110

Current liabilities	$10,595
Deferred revenues	5,742
Deferred tax liabilities	15,071
Other long-term liabilities	351

Total liabilities acquired	31,759

Total purchase price	$101,351

F - 12

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

The following table sets forth the components of intangible assets associated with the acquisition and their annual amortization rates:

Fair value

Developed technology	$34,039
Customer relationships	3,333
Backlog	773

Total intangible assets	$38,145

Revenues of StoneRiver for the period since the acquisition date through December 31, 2017, which are included in the consolidated financial statements, amounted to $67,805.

c.	Pro Forma information:

The following represents the unaudited pro forma condensed results of operations for the years ended December 31, 2016 and 2017, assuming that the acquisition of StoneRiver occurred on January 1, 2016. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisitions been consummated on this date, nor does it purport to represent the results of operations for future periods.

	December 31,
	2016	2017
	Unaudited	Unaudited

Revenues	$295,698	$283,605
Net income (loss)	$15,556	$(89)

d.	Acquisitions of KnowledgePrice:

On December 27, 2017, the Company entered into an agreement to purchase all of KnowledgePrice.com's ("KnowledgePrice") total shares outstanding. KnowledgePrice, a Latvian company, specializes in digital insurance services and consulting. Fair value of the total consideration amounted to $5,720, including a cash consideration of $4,068 (out of this amount $3,758 was paid in December 2017 and $310 was paid in January 2018), and a contingent obligation valued at $1,652 at the acquisition date. In addition, the seller has performance based payments relating to achievements of revenue and profitability targets over three years (2018-2020) and retention payment of up to $1,116 as of December 31, 2017, that are subject to continued employment, and therefore not part of the purchase price. According to a preliminary purchase price allocation, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of KnowledgePrice. Unaudited pro forma condensed results of operations for the years ended December 31, 2016 and 2017 was not presented, since the acquisition is immaterial.

F - 13

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

e.	Acquisitions in previous years:

1.	Acquisition of Maximum Processing:

On May 26, 2016, the Company entered into an agreement to purchase 100% of Maximum Processing Inc.’s (MaxPro) total shares outstanding. MaxPro specializes in providing business and technology solutions across the insurance industry. As of December 31, 2017, the estimated fair value of the contingent payment is $422. In addition, the seller has performance based payments relating to achievements of revenue and profitability targets that are also subject to continued employment, and therefore were not part of the purchase price.

2.	Acquisition of 4Sight business intelligence:

On June 7, 2016, the Company entered into an agreement to purchase 100% of 4Sight Business Intelligence Inc.’s (4Sight) total shares outstanding. 4sight's system provides analytics software for the insurance industry. Sapiens paid the acquisition consideration of $330. In addition, the seller has performance based payments relating to achievements of revenue and profitability targets that are also subject to continued employment, and therefore are not part of the purchase price.

3.	Acquisition of Ibexi Solution Private:

On May 6, 2015, the Company completed the agreement to acquire all of the outstanding shares of Ibexi Solution Private Limited (Ibexi), an India-based provider of insurance business and technology solutions, in total consideration of $4,764 including a contingent obligation valued at $949 at the acquisition date. As of December 31, 2017, the estimated fair value of the remaining contingent payment is $251.

In addition, an amount of approximately $1,805 is subject to continued employment and therefore not part of the purchase price.

F - 14

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

4.	Acquisition of Insseco:

On August 18, 2015, the Company completed the acquisition from Asseco Poland S.A. (“Asseco” or the “Seller”) of all issued and outstanding shares of Insseco. Asseco is the ultimate parent company of the Company, through holding in Formula Systems, which has been lastly effective as of December 23, 2014 and thereafter, the direct parent company of Sapiens. Insseco is a newly established company into which Asseco transferred all of its Polish insurance employees, certain fixed assets, certain customer contracts and certain software including intellectual property rights. Insseco has an established presence in the Polish insurance market, and services major insurance customers in Poland, including top tier insurance carriers.

Sapiens paid the acquisition consideration in cash, consisting of 34.3 million Polish Zloty or approximately $9,100. In addition, the seller has upside or downside performance based payments relating to achievements of revenue goals and profitability over the next five years. If the aggregate revenues generated by Insseco from its activity from July 1, 2015 through June 30, 2020 exceed 90 million Polish Zloty or approximately $23,800, the Seller shall be entitled to receive additional amounts ranging from 3% to 15% of the excess amount of the respective revenues. If the aggregate revenues generated by Insseco for the period from July 1, 2015 through June 30, 2018 are below 84 million Polish Zloty or $22,200, the seller shall pay the Company an amount equal to 35% of the deficiency below such amount. In addition, the amounts payable to the seller may be adjusted upwards or downwards as a result of changes in the profitability of a specific account that Sapiens acquired as part of the acquisition. The estimated fair value of the remaining contingent payments as of December 31, 2017 is $424.

The acquisition of Insseco from Asseco, which is the ultimate parent company of Sapiens is a transaction between entities under common control, and therefore accounted for under the pooling of interest method in accordance with ASC 805, Business Combinations. Under the pooling-of-interest’s method, combination between two businesses under common control is accounted for at carrying amounts with retrospective adjustment of prior period financial statements. As the common control was achieved on December 23, 2014, the balance sheet as of December 31, 2014 of Sapiens was adjusted to reflect the carrying amounts combination between Sapiens and Insseco.

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

As a result of the application of the pooling-of-interest method with respect to the acquisition of Insseco, revenues, pretax income and net income of Insseco for the twelve-month period ended December 31, 2015, which are included in the consolidated statements of income amounted to $10,516, $1,324 and $1,165, respectively.

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

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. Securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in “net gain on sale of marketable securities previously impaired” in the statements of income and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. During 2015, 2016 and 2017, the Company did not recognize an impairment charge as the decline in fair value of its investment in marketable securities is not judged to be other-than-temporary.

f.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	20 - 33
Office furniture and equipment	6 - 33
Buildings	2.5

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

Capitalized software development costs are amortized by the straight-line method over the estimated useful life of the software product (7 years).

h.	Business combination:

The Company accounts for its business acquisitions in accordance with Accounting Standards Codification ASC No. 805, “Business Combinations”. The Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the business combination date. The total purchase price allocated to the tangible assets acquired is assigned based on the fair values as of the date of the acquisition.

i.	Other intangible assets, net:

Technology and patents acquired are amortized over their estimated useful life on a straight-line basis. The acquired customer relationships are amortized over their estimated useful lives in proportion to the economic benefits realized or the straight-line method. The weighted average annual rates for other intangible assets are as follows:

%

Technology	13 - 26
Customer relationships	9 - 23
Patent	10

j.	Impairment of long-lived assets:

The Company's long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360 "Property, Plant, and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2015, 2016 and 2017, no impairment losses have been identified.

F - 18

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350,"Intangibles- Goodwill and Other" ("ASC 350"), goodwill is subject to an annual impairment test at December 31 of each year or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company operates in four reporting units: Emerge, L&A, Decision and P&C.

The Company applied the provisions of ASC 350 for the Company's annual impairment test. Under the provisions, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. During 2015, 2016 and 2017, no impairment losses have been identified.

l.	Revenue recognition:

The Company generates revenues from sales of software licenses which usually include significant implementation services that are considered essential to the functionality of the software license. In addition, the Company generates revenues from post implementation consulting services and maintenance services.

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

The Company accounts for revenues from the services (either fixed price or Time and Materials (T&M)) that require significant customization, integration and installation under ASC 605-35, "Construction-Type and Production-Type Contracts", using the percentage-of-completion method of accounting based on the ratio of costs related to contract performance incurred to date to the total estimated amount of such project costs.

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

The Company classifies interest as financial expenses and penalties as selling, marketing, general and administrative expenses.

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

The Company's trade receivables are generally derived from sales to large and solid organizations located mainly in North America, Europe, Asia Pacific and South Africa. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. In certain circumstances, the Company may require prepayment. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. Provisions for doubtful accounts are recorded in selling, marketing, general and administrative expenses.

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

No off-balance sheet concentrations of credit risk exist.

o.	Accrued severance pay and retirement plans:

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

The Company's agreements with certain employees in Israel are in accordance with Section 14 of the Severance Pay Law, 1963, whereas, the Company's contributions for severance pay shall be in lieu of its severance liability. Upon contribution of the full amount of the employee's monthly salary, and release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter to severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

Severance expense for the years 2015, 2016 and 2017 amounted to $3,518, $4,094 and $4,346, respectively.

The Company has a 401(k) retirement savings plan for most of its U.S. employees. Each eligible employee may elect to contribute a portion of its employee’s compensation to the plan. The Company has  a discretionary 2-3% employer match if employee contributes 6% (i.e. 1/3 of employee contribution up to 6% employee/2% employer).

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

The Company uses the Binomial Lattice ("Binomial model") option-pricing model to estimate the fair value for any options granted. The Binomial model takes into account variables such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option.

Stock-based compensation cost is measured at the grant date, based on the fair value of the award. The Company recognizes compensation expense for the value of its awards, which have graded vesting, based on the straight-line basis over the requisite service period of the award, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The fair value of each option granted in 2015, 2016 and 2017 using the Binomial model, was estimated on the date of grant with the following assumptions:

	Year ended December 31,
	2015	2016	2017

Contractual life	6 years	6 years	6 years
Expected exercise factor	1.5-2.5	2-2.8	2-2.8
Dividend yield	0%	0%	0%
Expected volatility (weighted average)	43.0%-44.1%	34.9%-42.4%	28.9%-34.2%
Risk-free interest rate	1.6%-1.8%	1.3%-1.7%	1.8%-2.1%

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

The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short-term maturities of such instruments.

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

In 2015, 2016 and 2017, the Company entered into option contracts in the notional amounts of $9,250, $26,336 and $31,111, respectively, and in 2015, 2016 and 2017 the Company entered into forward contracts in the notional amounts of $42,770, $17,668 and $9,600, respectively, in order to protect against foreign currency fluctuations.

As of December 31, 2015, 2016 and 2017, the Company had outstanding options and forward contracts, in the notional amount of $21,876, $0 and $0, respectively.

In 2015, 2016 and 2017, the Company recorded income (expense) of $230, $849 and ($300), respectively, with respect to the above transactions, presented in the statements of income as financial income.

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

The components of accumulated other comprehensive income (loss), in the amount of $(11,167) and $528 at December 31, 2016 and 2017, respectively, were as follows:

	December 31,
	2016	2017

Foreign currency translation differences	$(11,021)	$528
Unrealized gains (losses) on available-for-sale marketable securities, net of tax	(146)	-

	$(11,167)	$528

v.	Recently adopted accounting pronouncements:

Effective as of January 1, 2017, the Company adopted Accounting Standards Update 2016-09, “Compensation—Stock Compensation (Topic 718)” (“ASU 2016-09"). ASU 2016-09 permits entities to make an accounting policy election related to how forfeitures will impact the recognition of compensation cost for stock-based compensation: to estimate the total number of awards for which the requisite service period will not be rendered or to account for forfeitures as they occur. Upon adoption of ASU 2016-09, the Company elected to continue to estimate forfeitures expected to occur to determine the amount of compensation cost to be recognized in each period. Therefore, the adoption of this guidance did not have any impact on the Company’s financial statements.

w.	Recently issued accounting pronouncements:

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), an updated standard on revenue recognition and issued subsequent amendments to the initial guidance in March 2016, April 2016, May 2016 and December 2016 within ASU 2016-08, 2016-10, 2016-12 and 2016-20, respectively. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods and services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods and services. In addition, the new standard requires expanded disclosures.

The Company has adopted the standard effective January 1, 2018 using the modified retrospective method.

The most significant impact of the new standard relates to the way the Company accounts for term license arrangements and costs to obtain customer contracts. Specifically, under the current revenue standard, the Company recognizes both the term license and maintenance revenues ratably over the contract period whereas under the new revenue standard term license revenues are recognized upfront, upon delivery, and the associated maintenance revenues are recognized over the contract period. The Company has also considered the impact of the guidance in ASC 340-40, “Other Assets and Deferred Costs” under the new standard. Under the Company’s current accounting policy, sales commissions are expensed as incurred. The new standard requires the capitalization of all incremental costs that the Company incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained, provided the Company expects to recover the costs.

The Company applied the new standard with respect to existing contracts which are not substantially completed as of January 1, 2018. As a result, the Company expects to record a decrease to its deferred revenues of approximately $1.5 million mainly from upfront recognition of license revenue from term licenses and an asset of approximately $0.6 million related to incremental costs to obtain contracts which is mainly due to sales commissions that will be recorded against retained earnings.

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

In June 2016, the FASB Issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The new standard requires financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The standard will be effective for the Company beginning January 1, 2020, with early adoption permitted. The Company is evaluating the impact of adopting this new accounting guidance on its consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU is effective for annual and interim periods beginning after December 15, 2017. The adoption of this standard will not have a material impact on our consolidated financial statements of cash flows.

In January 2017, FASB issued ASU 2017-01, Business Combinations (Topic 805) Clarifying the Definition of Business. ASU 2017-01 clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update to the standard is effective for interim and annual periods beginning after December 15, 2017, and applied prospectively. We do not expect the adoption of this standard will have a material impact on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04 (ASU 2017-04): Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019, and early adoption is permitted. The Company does not expect this ASU to have a material effect on its consolidated financial statements.

NOTE 3:	MARKETABLE SECURITIES

As of December 31, 2016, the fair value, amortized cost and gross unrealized holding gains and losses of available-for-sale marketable securities were as follows:

	December 31, 2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Government debentures – fixed interest rate	$3,167	$-	$(3)	$3,164
Corporate debentures – fixed interest rate	32,473	-	(189)	32,284

	$35,640	$-	$(192)	$35,448

As of December 31, 2017, the Company did not hold any marketable securities. Interest receivable included in other receivables and prepaid expenses amounted to $226 and $0 as of December 31, 2016 and 2017, respectively.

NOTE 4:	OTHER LONG-TERM ASSETS

	December 31,
	2016	2017

Deferred tax assets	$2,261	$2,620
Other	2,362	1,055

	$4,623	$3,675

F - 26

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 5:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2016	2017

Cost:
Computers and peripheral equipment	$18,503	$31,435
Office furniture, equipment and other	4,309	5,858
Buildings and leasehold improvements	6,051	6,702

	28,863	43,995
Accumulated depreciation:
Computers and peripheral equipment	14,737	27,011
Office furniture, equipment and other	2,682	4,017
Buildings and leasehold improvements	1,637	2,272

	19,056	33,300

Depreciated cost	$9,807	$10,695

Depreciation expense totaled $2,080, $2,835 and $3,804 for the years 2015, 2016 and 2017, respectively.

NOTE 6:	CAPITALIZED SOFTWARE DEVELOPMENT COSTS, NET

The changes in capitalized software development costs during the years ended December 31, 2016 and 2017 were as follows:

	Year ended December 31,
	2016	2017

Balance at the beginning of the year	$19,856	$20,755

Capitalization	5,545	5,567
Amortization	(4,929)	(4,824)
Functional currency translation adjustments	283	2,263

Balance at year end	$20,755	$23,761

Amortization of capitalized software development costs for 2015, 2016 and 2017, was $5,439, $4,929 and $4,824, respectively. Amortization expense is included in cost of revenues.

F - 27

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net, are comprised of the following:

	weighted average remaining useful life (years)	December 31,
		2016	2017
Original amounts:

Customer relationships	4	$11,804	$19,344
Technology	4.5	8,080	62,585
Patent	7.5	1,248	1,385

		21,132	83,314

Accumulated amortization:

Customer relationships		7,756	9,889
Technology		5,475	31,543
Patent		302	473

		13,533	41,905

Other intangible assets, net		$7,599	$41,409

b.	Amortization of other intangible assets was $2,106, $2,257 and $7,243 for 2015, 2016 and 2017, respectively.

c.	Estimated amortization expense for future periods:

For the year ended December 31,

2018	$9,876
2019	8,239
2020	7,544
2021	6,344
2022 and thereafter	9,406

$41,409

F - 28

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8:	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2016 and 2017 are as follows:

	Year ended December 31,
	2016	2017

Balance at the beginning of the year	$70,035	$73,597

Acquisition of subsidiaries	2,967	79,884
Functional currency translation adjustments	595	5,078

Balance at year end	$73,597	$158,559

NOTE 9:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2016	2017

Government authorities	$5,009	$6,486
Accrued expenses	8,638	16,051
Accrued interest - Series B Debentures	-	782
Accrued royalties to the IIA (Note 11a)	259	254

	$13,906	$23,573

NOTE 10:	SERIES B DEBENTURES

	December 31,
	2016	2017

Series B Debentures	$-	$79,185
Less: Unamortized debt discounts and issuance costs	-	(904)

	$-	$78,281

In September 2017, the Company issued Series B Debentures in the aggregate principal amount of NIS 280 million (approximately $79.2 million), linked to US dollars, payable in eight equal annual payments of $9,898, on January 1 of each of the years 2019 through 2026. The outstanding principal amount of the Series B Debentures will bear a fixed interest rate of 3.37% per annum, payable on January 1 and July 1 of each of the years 2018 through 2025, with one final interest payment on January 1, 2026. Debt discount and issuance costs were approximately $956, allocated to the Series B Debentures discount and are amortized as financial expenses over the term of the Series B Debentures due in 2026.

F - 29

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:	SERIES B DEBENTURES (Cont.)

The Series B Debentures are listed for trading on the Tel-Aviv Stock Exchange.

The Series B Debentures are unsecured and non-convertible. The Series B Debentures interest may be increased in the event that the debentures’ rating is downgraded below a certain level. The Company has undertaken to maintain a number of conditions and limitations on the manner in which it operates its business, including limitations on its ability to undergo a change of control, distribute dividends, incur a floating charge on the Company's assets, or undergo an asset sale or other change that results in a fundamental change in the Company's operations.

In accordance with the indenture for the Series B Debentures, the Company is required to meet the following financial covenants: (1) Target shareholders' equity (excluding minority interest)- above $120 million – as of December 31, 2017, total shareholders’ equity was $200 million; and (2) Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company's Series B Debentures) below 65% - as of December 31, 2017 the ratio of net financial indebtedness to net capitalization was (3.28)%. As of December 31, 2017, Sapiens is in compliance with all of its financial covenants.

During the year ended December 31, 2017, the Company recorded $782 of interest expense and $52 as amortization of debt issuance costs and discount in respect of the Series B Debentures.

NOTE 11:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Sapiens Technologies (1982) Ltd. ("Sapiens Technologies"), a subsidiary incorporated in Israel, was partially financed under programs sponsored by the Israel Innovation Authority ("IIA"), formerly the Office of the Chief Scientist, for the support of certain research and development activities conducted in Israel. In exchange for participation in the programs by the IIA, the Company agreed to pay 3.5% of total net consolidated license and maintenance revenue and 0.35% of the net consolidated consulting services revenue related to the software developed within the framework of these programs based on an understanding with the IIA reached in January 2012.

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

Royalty expense amounted to $505, $503 and $488 in 2015, 2016 and 2017, respectively, and are included in cost of revenues.

As of December 31, 2017, the Company had a contingent liability to pay royalties of $6,902.

b.	Lease commitments:

The Company leases office space, office equipment and various motor vehicles under operating leases.

1.	The Company's office space and office equipment are rented under several operating leases. Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, were as follows:

2018	$5,822
2019	4,552
2020	2,093
2021	626
2022 and thereafter	528

$13,621

Rent expense for the years ended December 31, 2015, 2016 and 2017 was $4,418, $6,284 and $7,357, respectively.

2.	The Company leases its motor vehicles under cancelable operating lease agreements.

The minimum payment under these operating leases, upon cancellation of these lease agreements was $90 as of December 31, 2017.

c.	The Company provided bank guarantees in the amount of $917 as security for the rent to be paid for its leased offices. The bank guarantees are valid through February 2018 and thereafter will be renewed in an amount of approximately $917 which will be valid through February 2019. As of December 31, 2017, the Company has provided bank guarantees of $452 as security for the performance of various contracts with customers and suppliers.

As of December 31, 2017, the Company had no restricted bank deposits in favor of the bank guarantees.

d.	In accordance with the indenture for the Series B Debentures, the Company is required to meet certain financial covenants. See Note 10 above.

F - 31

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates in Israel:

The Israeli corporate income tax rate was 24% in 2017, 25% in 2016 and 26.5% in 2015.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% effective from January 1, 2017 and to 23% effective from January 1, 2018.

2.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 ("the Law"):

Certain of the Company’s Israeli subsidiaries have been granted “Approved Enterprise” Status under the Law. The above Israeli subsidiaries have elected the alternative benefits program, waiver of grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the “Approved Enterprise” program is tax-exempt for two years and will enjoy a reduced tax rate of 10%-25% for up to a total of eight years (subject to an adjustment based upon the foreign investors' ownership of the Company. Under the terms of the Approved Enterprise program, income that is attributable to one of the Company's Israeli subsidiaries was exempt from income tax for a period of two years commencing 2014.

If a dividend is distributed out of tax exempt profits, as above, the Company will become liable for tax at the rate applicable to its profits from the approved enterprise in the year in which the income was earned, as if it was not under the Approved Enterprise track. The Company's policy is not to distribute such a dividend.

Entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the letters of approval for the specific investments in “approved enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and CPI linkage.

On December 29, 2010, the Knesset approved an additional amendment to the Law for the Encouragement of Capital Investments, 1959 (“2011 Amendment”). According to the 2011 Amendment, a reduced uniform corporate tax rate for exporting industrial enterprises (over 25%) was established. The reduced tax rate will not be program dependent and will apply to the “Preferred Enterprise's” (as such term is defined in the Investment Law) entire income. Pursuant to the 2011 Amendment, a “Preferred Enterprise” is entitled to a reduced corporate tax rate. Such corporate tax rate was determined to be 16% for 2014 until 2016.

F - 32

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:	TAXES ON INCOME (Cont.)

As of December 31, 2015, some of the Company Israeli subsidiaries had filed a notice to the Israeli tax authorities in order to apply the new benefits under the 2011 Amendment and therefore subjected to the amended tax rate of 16%.

The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise's earnings as above will be subject to tax at a rate of 20%.

New Amendment- Preferred Technology Enterprise

In December 2016, the Israeli Knesset passed Amendment 73 to the Investment Law which included a number of changes to the Investments Law regimes. Certain changes were scheduled to come into effect beginning January 1, 2017, provided that regulations are promulgated by the Finance Ministry to implement the "Nexus Principles" based on OECD guidelines recently published as part of the Base Erosion and Profit Shifting (BEPS) project. The regulations have been approved on May 1, 2017 and accordingly, these changes have come into effect. Applicable benefits under the new regime include:

Introduction of a benefit regime for "Preferred Technology Enterprises" granting a 12% tax rate in central Israel – on income deriving from Intellectual Property, subject to a number of conditions being fulfilled, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from exports. Preferred Technology Enterprise (“PTE”) is defined as an enterprise which meets the aforementioned conditions and for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion.

A 12% capital gains tax rate on the sale of a preferred intangible asset to a foreign affiliated enterprise, provided that the asset was initially purchased from a foreign resident at an amount of NIS 200 million or more.

A withholding tax rate of 20% for dividends paid from PTE income (with an exemption from such withholding tax applying to dividends paid to an Israeli company). Such rate may be reduced to 4% on dividends paid to a foreign resident company, subject to certain conditions regarding percentage of foreign ownership of the distributing entity.

Starting 2017, part of the Company's taxable income in Israel is entitled to a preferred 12% tax rate under Amendment 73 to the Investment Law.

3.	Foreign Exchange Regulations:

Under the Foreign Exchange Regulations, some of the Company's Israeli subsidiaries calculate their tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31 of each year.

F - 33

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:	TAXES ON INCOME (Cont.)

b.	Income taxes on non-Israeli subsidiaries:

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

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2017 was $31,063 and the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that were essentially permanent in duration as of December 31, 2017 was $1,557.

c.	Tax Reform- United States of America

The U.S. Tax Cuts and Jobs Act of 2017 (“TCJA”) was approved by US Congress on December 20, 2017 and signed into law by US President Donald J. Trump on December 22, 2017. This legislation makes complex and significant changes to the U.S. Internal Revenue Code. Such changes include a reduction in the corporate tax rate and limitations on certain corporate deductions and credits, among other changes.

The TCJA reduces the U.S. federal corporate income tax rate from 35% to 21% effective January 1, 2018. In addition, the TCJA makes certain changes to the depreciation rules and implements new limits on the deductibility of certain expenses and deduction.

The Company’s subsidiaries in the United States do not have any foreign subsidiaries and, therefore, the remaining provisions of the Act have no material impact on the Company's results of operations.

The Company re-measured its U.S. deferred tax assets and liabilities, based on the rates at which they are expected to reverse in the future. The estimated tax benefit recorded related to the re-measurement of the provisional net deferred taxes was approximately $3.8 million.

The SEC staff has issued SAB 118 which will allow the Company to record provisional amounts during a measurement period. The Company has concluded that a reasonable estimate could be developed for the effects of the tax reform. However, due to the short time frame between the enactment of the reform and the year end, its fundamental changes, the accounting complexity, and the expected ongoing guidance and accounting interpretations over the next 12 months, the Company considers the accounting of the deferred tax re-measurement and other items to be incomplete.

d.	Net operating losses carry forward:

As of December 31, 2017, certain subsidiaries had tax loss carry-forwards totaling approximately $35,647. Most of these carry-forward tax losses have no expiration date.

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

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Significant components of the Company deferred tax assets are as follows:

	December 31,
	2016	2017

Deferred tax assets:
Net operating losses carry forward	$6,515	$8,786
Research and development	1,619	1,534
Other	3,155	2,959

Deferred tax assets before valuation allowance	11,289	13,279
Valuation allowance	(6,589)	(7,486)

Deferred tax assets	4,700	5,793

Deferred tax liabilities:
Capitalized software development costs	(3,011)	(2,738)
Acquired intangibles	(1,202)	(9,060)
Property and equipment	(369)	(489)
Other	(24)	(57)

Deferred tax liabilities	(4,606)	(12,344)

Deferred tax assets, net	$94	$(6,551)

	December 31,
	2016	2017

Deferred tax assets, net	$2,261	$2,620
Deferred tax liabilities, net	(2,167)	(9,171)

Deferred tax assets, net	$94	$(6,551)

Deferred tax assets, net are included in other long-term assets in the balance sheets. Deferred tax liabilities, net are included in other long-term liabilities in the balance sheets.

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from operating losses carry forwards and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

F - 35

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:	TAXES ON INCOME (Cont.)

f.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2015	2016	2017

Domestic (Israel)	$19,478	$13,701	$(3,849)
Foreign	5,035	11,672	1,841

	$24,513	$25,373	$(2,008)

g.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income for an Israeli company, and the actual tax expense as reported in the statements of income is as follows:

	Year ended December 31,
	2015	2016	2017

Income (loss) before taxes on income (tax benefit), as reported in the statements of income	$24,513	$25,373	$(2,008)

Statutory tax rate in Israel	26.5%	25%	24%

Theoretical taxes on income (tax benefit)	$6,496	$6,343	$(482)

Increase (decrease) in taxes resulting from:
Effect of foreign tax rates	117	(382)	(67)
Effect of “Approved, Beneficiary, Preferred or Preferred Technological Enterprise” status	(2,406)	(1,338)	(252)
Effect of the TCJA	-	-	(3,795)
Utilization of carry forward tax losses for which valuation allowance was provided	(195)	-	(153)
Non-deductible expenses	569	584	892
Losses and temporary differences for which valuation allowance was provided	127	377	1,050
Others	(495)	188	243

Taxes on income (tax benefit), as reported in the statements of income	$4,213	$5,772	$(2,564)

h.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,
	2015	2016	2017

Current	$2,627	$4,122	$2,459
Deferred	1,586	1,650	(5,023)

	$4,213	$5,772	$(2,564)

F - 36

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:	TAXES ON INCOME (Cont.)

	Year ended December 31,
	2014	2015	2016

Domestic (Israel)	$2,684	$2,824	$(314)
Foreign	1,529	2,948	(2,250)

	$4,213	$5,772	$(2,564)

i.	Uncertain tax benefits:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2016	2017

Balance at the beginning of the year	$1,365	$1,987
Increase in tax positions	688	375
Decrease in tax positions	(293)	(135)
Acquisition of subsidiary	227	66

Balance at the end of the year	$1,987	$2,293

As of December 31, 2016, and 2017, accrued interest related to unrecognized tax benefits amounted to $490 and $572, respectively.

Although the Company believes that it has adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement, there is no assurance that the final tax outcome of its tax audits will not be different from that which is reflected in the Company’s income tax provisions. Such differences could have a material effect on the Company’s income tax provision, cash flow from operating activities and net income in the period in which such determination is made.

Tax assessments filed by part of the Company's Israeli subsidiaries through the year ended December 31, 2012 are considered to be final.

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

In 2011, the Company's board of directors approved its 2011 Share Incentive Plan (the “2011 Plan”) pursuant to which the Company's employees, directors, officers, consultants, advisors, suppliers, business partners, customers and any other person or entity whose services are considered valuable are eligible to receive awards of share options, restricted shares, restricted share units and other share-based awards. Options granted under the 2011 Plan may be exercised for a period of up to six years from the date of grant and become exercisable in four equal, annual installments, beginning with the first anniversary of the date of the grant, or pursuant to such other schedule as may provide in the option agreement.

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

As of December 31, 2017, 3,167,261 common shares of the Company were available for future grant under the 2011 Plan. Any options granted under the 2011 Plan which are forfeited, cancelled, terminated or expired, will become available for future grant under the 2011 Plan.

A summary of the stock option activities in 2017 is as follows:

	Year ended December 31, 2017
	Amount of options	Weighted average exercise	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Outstanding at January 1, 2017	2,137,783	6.91	3.43	$15,171
Granted	880,000	11.15
Exercised	(722,483)	3.40
Expired and forfeited	(187,887)	9.71

Outstanding at December 31, 2017	2,107,413	9.67	4.25	24,749

Vested and expected to vest	2,074,768	9.44	4.14	23,901

Exercisable at December 31, 2017	783,663	7.05	2.70	$9,028

In 2015, 2016 and 2017, the Company granted 673,408, 310,000 and 920,910 stock options to employees and directors, respectively.

F - 38

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:	EQUITY (Cont.)

The weighted average grant date fair values of the options granted during the years ended December 31, 2015, 2016 and 2017 were $3.79, $4.30 and $4.17, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2015, 2016 and 2017 was $10,294, $2,304 and $5,739, respectively.

The options outstanding under the Company's stock option plans as of December 31, 2017 have been separated into ranges of exercise prices as follows:

					Weighted
	Options	Weighted		Options	Average
	outstanding	Average	Weighted	Exercisable	Exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	Options
exercise price	2017	Term	price	2017	Exercisable
		(Years)	$		$

1.08-1.68	46,158	3.37	0.71	25,703	56,038
3.14	126,200	0.92	3.14	126,200	2,308
4.32-5.13	47,500	1.55	4.45	47,500	55,397
5.87-6.52	122,500	2.09	5.99	107,500	-
7.01-7.28	88,010	2.25	7.18	61,760	-
8.02-9.01	320,455	3.44	8.08	200,000	-
9.38-9.53	200,000	4.05	9.47	100,000	-
10.38	147,500	3.59	10.38	72,500	55,397
11.01-11.65	855,000	5.54	11.58	20,000	-
12.23-13.70	195,000	5.03	12.59	22,500	-

	2,148,323	4.17	9.49	783,663	7.05

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2015, 2016 and 2017, was $1,349, $1,955 and $2,035, respectively.

c.	As of December 31, 2017, there was $5,419 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a period of up to four years.

d.	During 2017, 29,500 of the 88,500 restricted shares of Sapiens Decision, the Company's majority-owned subsidiary that were granted to one of the former shareholders of KPI in 2014 vested, thereby reducing the Company's percentage ownership of Sapiens Decision from 94.25% to 92.89%. During 2017, Sapiens Decision granted 122,730 options to certain of its employees to purchase shares of Sapiens Decision.

e.	Dividend:

On November 29, 2017, the Company's extraordinary general meeting of shareholders approved the distribution of a cash dividend of $0.20 per common share for a total amount of $9,851 that was paid during December 2017.

F - 39

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:	RELATED PARTIES TRANSACTIONS

Agreements with controlling shareholder and its affiliates:

The Company has in effect services agreements with certain companies that are affiliated with Formula Systems (1985) Ltd. (“Formula”), Sapiens' parent company (most recently since December 23, 2014 and thereafter), pursuant to which the Company has received services amounting to approximately $2,600, $6,100 and $5,050, in aggregate for the years ended December 31, 2015, 2016 and 2017. In addition, during the years ended December 31, 2015, 2016 and 2017, the Company purchased from those affiliated companies an aggregate of approximately $1,100, $1,000 and $930 of hardware and software. Furthermore, the Company paid to Formula $29 for the year ended December 31, 2017 in respect of the Company’s portion of the directors' fees payable to the Company’s Chairman of the Board, who serves as the Chief Executive Officer of Formula.

On August 18, 2015, Sapiens completed the acquisition from Asseco Poland S.A. (“Asseco”) of all issued and outstanding shares of Insseco. Asseco is the ultimate parent company of Sapiens, through its holdings in Formula. Please see note 1(e)(4) above for further information concerning this acquisition.

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

During the years ended December 31, 2015, 2016 and 2017, Asseco provided back office and professional services and fixed assets to Insseco in an amount totaling approximately $1,700, $1,900 and $1,600, respectively.

As of December 31, 2016, and 2017, the Company had trade payables balances due to its related parties in amount of approximately $1,300 and $790, respectively. In addition, as of December 31, 2016 and 2017, the Company had trade receivables balances due from its related parties in amount of approximately $1,400 and $1,500, respectively.

F - 40

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2015	2016	2017

Numerator (thousands):

Net income attributed to Sapiens' shareholders	$20,016	$19,336	$352
Adjustment to redeemable non-controlling interest	224	443	350

Net income used for earnings per share	$20,240	$19,779	$702

Denominator (thousands):

Denominator for basic earnings per share - weighted average number of common shares, net of treasury stock	48,121	48,947	49,170
Stock options and warrants	1,206	833	756

Denominator for diluted net earnings per share - adjusted weighted average number of shares	49,327	49,780	49,926

The weighted average number of shares related to outstanding anti-dilutive options and warrants excluded from the calculations of diluted net earnings per share was 582,570, 250,809 and 1,282,305 for the years 2015, 2016 and 2017, respectively.

NOTE 16:	GEOGRAPHIC INFORMATION

a.	The Company operates in a single reportable segment as a provider of software solutions. See Note 1 for a brief description of the Company's business. The data below is presented in accordance with ASC 280, "Segment Reporting".

b.	Geographic information:

The following table sets forth revenues by country based on the billing address of the customer. Other than as shown below, no other country accounted for more than 10% of the Company's revenues during the years ended December 31, 2015, 2016 and 2017.

		Year ended December 31,
		2015	2016	2017
1.	Revenues:

	North America*	$61,332	$74,455	$109,560
	Europe**	98,405	107,134	120,926
	Asia Pacific	20,512	30,223	18,059
	South Africa	5,387	4,378	20,649

		$185,636	$216,190	$269,194

F - 41

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 16:	GEOGRAPHIC INFORMATION (Cont.)

*	Revenue amounts for North America that are shown in the above table consist primarily of revenues from the United States, except for approximately $471, $854 and $1,056 of revenues derived from Canada in the years ended December 31, 2015, 2016 and 2017, respectively.

**	Revenue amounts for Europe that are shown in the above table including UK, Europe and Israel.

		December 31,
		2016	2017
2.	Property and equipment:

	Israel	$5,987	$5,957
	North America	2,136	2,913
	Others	1,684	1,825

		$9,807	$10,695

c.	Major customer data:

The following table sets forth revenues from major customers during the years ended December 31, 2015, 2016 and 2017.

	Year ended December 31,
	2015	2016	2017

Customer A	12%	14%	2%

NOTE 17:	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2015	2016	2017

Total costs	$16,267	$22,033	$37,522
Less - capitalized software development costs	(6,032)	(5,545)	(5,567)

Research and development expenses, net	$10,235	$16,488	$31,955

F - 42

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Financial income, net:

	Year ended December 31,
	2015	2016	2017
Financial income:
Interest	$657	$784	$525
Foreign currency translation	556	191	309
Derivatives gains	230	849	-

	1,443	1,824	834
Financial expenses:
Foreign currency translation, bank charges and other	1,123	1,021	1,990
Interest	157	270	1,688
Derivatives losses	-	-	166

	(1,280)	(1,291)	(3,844)

Financial income (expense), net	$163	$533	$(3,010)

NOTE 18:	SUBSEQUENT EVENT

Acquisition of Adaptik Corporation

In the first quarter of 2018, the Company acquired 100% of Adaptik Corporation ("Adaptik"), by a way of merger between Adaptik and one of the Company’s subsidiaries in the US. Adaptik is a New Jersey company engaged in the development of software solutions for P&C insurers, including policy administration, rating, billing, customer management, task management and product design.

The total purchase price was approximately $19.5 million in cash, subject to adjustments, and about $3.5 million of contingent payments is subject to earn out-based specific criteria.

- - - - - - - -

F - 43

Item 19.	Exhibits

Please see the exhibit index incorporated herein by reference.

97

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SAPIENS INTERNATIONAL CORPORATION N.V.

By:	/s/ Roni Al Dor
Roni Al Dor
President & Chief Executive Officer

Date: April 10, 2018

98

EXHIBIT INDEX

Exhibit
No.	Exhibit Description

1.1	Articles of Association of Sapiens International Corporation N.V., as amended (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 31, 2016)

4.1	Sapiens International Corporation N.V. 1992 Stock Option and Incentive Plan, as amended and restated (incorporated by reference to Exhibit 28.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-64208), filed with the SEC on June 9, 1993, and to the Company’s Registration Statement on Form S-8 (SEC File No. 333-10622), filed with the SEC on July 22, 1999)

4.2	Sapiens International Corporation N.V. 2003 Share Option Plan (incorporated by reference to Exhibit 4(c)2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on June 28, 2007)

4.3	Sapiens International Corporation N.V. 2005 Special Incentive Share Option Plan (incorporated by reference to Exhibit 4(c)3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on June 28, 2007)

4.4	Sapiens International Corporation N.V. 2011 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-177834), filed with the SEC on November 9, 2011)

4.5	Form of Registration Rights Agreement, dated August 21, 2011, by and among Sapiens International Corporation N.V. and certain of its shareholders (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-3 (SEC File No. 333-187185), filed with the SEC on March 11, 2013)

4.6	Share Purchase Agreement, dated as of February 14, 2017, by and among Sapiens International Corporation N.V., StoneRiver, Inc. and StoneRiver Group L.P.*

8.1	List of Subsidiaries*

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global, independent registered public accounting firm*

101

The following financial information from Sapiens International Corporation N.V.’s Annual Report on Form 20-F for the year ended December 31, 2017 formatted in XBRL (eXtensible Business Reporting Language):

(i) Consolidated Balance Sheets at December 31, 2016 and 2017;
(ii) Consolidated Statements of Income for the years ended December 31, 2015, 2016 and 2017;
(iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2015, 2016 and 2017;
(iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2015, 2016 and 2017;
(v) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2016 and 2017; and
(vi) Notes to the Consolidated Financial Statements, tagged as blocks of text. *

* Filed herewith

99