Form 20-F
period 2018-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2019-03-27
CIK 885740

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Cayman Islands

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

As of December 31, 2018, the issuer had 49,982,004 Common Shares, par value € 0.01 per share, outstanding (which excludes 2,328,296 Common Shares held in treasury).

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

Yes ☒       No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Yes ☐        No ☒

i

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

●	references to “Sapiens,” the “Company,” the “Registrant,” “our company,” “us,” “we” and “our” refer to Sapiens International Corporation N.V., a Cayman Islands company, and its consolidated subsidiaries;

●	references to “our shares,” “Common Shares” and similar expressions refer to Sapiens’ Common Shares, par value € 0.01 per share;

●	references to “Sapiens Poland” refer to Sapiens Software Solutions (Poland) Sp.Z.O.O (formerly Insseco Sp. Z O.O), a Poland-based software and services provider for the insurance market that Sapiens acquired in the third quarter of 2015;

●	references to “Adaptik”, refer to Adaptik Corporation, a New Jersey company engaged in the development of software solutions, which Sapiens acquired during the first quarter of 2018;

●	references to “KnowledgePrice.com” refer to KnowledgePrice.com, a Latvian company that specializes in digital insurance services and consulting, which Sapiens acquired in the fourth quarter of 2017;

●	references to “StoneRiver” refer to StoneRiver, Inc., a Denver, Colorado- based provider of technology solutions and services to the insurance industry that Sapiens acquired in the first quarter of 2017;

●	references to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;

●	references to “Euro” or “€” are to the Euro, the official currency of the Eurozone in the European Union;

●	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

●	references to the “Articles” are to our Amended Articles of Association, as currently in effect;

●	references to the “Securities Act” are to the Securities Act of 1933, as amended;

●	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	references to “NASDAQ” are to the NASDAQ Stock Market;

●	references to the “TASE” are to the Tel Aviv Stock Exchange; and

●	references to the “SEC” are to the United States Securities and Exchange Commission.

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

The following tables summarize certain selected consolidated financial data for the periods and as of the dates indicated. We derived the statement of operations financial data for the years ended December 31, 2016, 2017 and 2018, and the balance sheet data as of December 31, 2017 and 2018, from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income financial data for the years ended December 31, 2014 and 2015, and the balance sheet data as of December 31, 2014, 2015 and 2016, are derived from our audited financial statements not included in this annual report. Our historical consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and presented in U.S. dollars. You should read the information presented below in conjunction with those statements.

The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under “Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Financial Data:	Year Ended December 31,
	(In thousands, except per share data)
Statement of Income Data:	2014	2015	2016	2017	2018

Revenues	$157,450	$185,636	$216,190	$269,194	$289,707
Cost of revenues	99,095	111,192	130,402	175,678	180,138
Gross profit	58,355	74,444	85,788	93,516	109,569
Operating Expenses:
Research and development	11,352	10,235	16,488	31,955	34,415
Selling, marketing, general and administrative	32,097	39,859	44,460	60,559	52,133
Total operating expenses	43,449	50,094	60,948	92,514	86,547
Operating income	14,906	24,350	24,840	1,002	23,022
Financial income (expenses), net	124	163	533	(3,010)	(3,991)
Income before tax benefit (taxes on income)	15,030	24,513	25,373	(2,008)	19,031
Tax benefit (taxes on income)	(454)	(4,213)	(5,772)	2,564	(5,031)

Net income	14,576	20,300	19,601	556	14,000

Attributed to non-controlling interest	131	59	(43)	(189)	215
Attributed to redeemable non-controlling interest	(18)	1	(135)	43	-
Adjustment to redeemable non-controlling interest	-	224	443	350	-

Net income attributable to Sapiens	14,463	20,016	19,336	352	13,785

Basic net earnings per share attributable to Sapiens’ shareholders	$0.31	$0.42	$0.40	$0.01	$0.28
Diluted net earnings per share attributable to Sapiens’ shareholders	$0.30	$0.41	$0.40	$0.01	$0.28
Weighted average number of shares used in computing basic net earnings per share	47,210	48,121	48,947	49,170	49,827
Weighted average number of shares used in computing diluted net earnings per share	48,637	49,327	49,780	49,926	50,106

	At December 31,
Balance Sheet Data:	2014	2015	2016	2017	2018
	(In thousands)

Cash and cash equivalents	$47,400	$54,351	$60,908	$71,467	$64,628
Marketable securities	33,098	39,651	35,448	-	-
Working capital	43,663	51,342	72,453	60,804	48,206
Total assets	233,210	242,271	257,851	373,619	378,865
Series B Debentures (1)	-	-	-	78,281	79,809
Capital stock	249,938	234,658	227,463	221,863	215,613
Total equity(2)	$178,293	$181,809	$194,391	$200,874	$202,484

(1)	In September 2017, we issued NIS 280 million (approximately $78.3 million, net of $0.96 million of debt discount and issuance costs) principal amount of Series B unsecured, non-convertible debentures, in a public offering and private placement in Israel. For more information concerning the Series B debentures, please see Item 5.B “Liquidity and Capital Resources”—“Israeli Public Offering and Private Placement of Debentures”.

(2)	On April 22, 2015, March 31, 2016, October 18, 2017 and September 16, 2018, our Board of Directors declared one-time cash dividends of $0.15, $0.20, $0.20 and $0.20 per Common Share (or $7.2 million, $10.0 million, $9.8 million and $10.0 million, in the aggregate, respectively), which were paid on June 1, 2015, June 1, 2016, December 14, 2017 and October 30, 2018, respectively.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

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

In the past eight years we have completed eleven acquisitions. Most recently, in the first quarter of 2018, we have acquired Adaptik, after having acquired KnowledgePrice.com and StoneRiver in 2017, and Maximum Processing Inc, or MaxPro, and 4Sight Business Intelligence, or 4Sight, in 2016. These acquisitions are part of our integrated M&A growth strategy, which is centered on three key factors: growing our customer base, expanding geographically and adding complementary solutions to our portfolio— all while we seek to ensure our continued high quality of services and product delivery. Any failure to successfully integrate the business, operations and employees of our acquired companies, or to otherwise realize the anticipated benefits of these acquisitions, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies and technologies, and the harmonization of differences in the business cultures between these companies and their personnel. Integration of these businesses will be complex and time-consuming, will involve additional expense and could disrupt our business and divert management’s attention from ongoing business concerns. The challenges involved in integrating Adaptik, Knowledgeprice.com, StoneRiver MaxPro, 4Sight and other former acquisitions include:

●	Preserving customer, supplier and other important relationships;

●	Integrating complex, core products and services that we acquire with our existing products and services;

●	Integrating financial forecasting and controls, procedures and reporting cycles;

●	Combining and integrating information technology, or IT, systems; and

●	Integrating employees and related HR systems and benefits, maintaining employee morale and retaining key employees.

The benefits we expect to realize from these acquisitions are, necessarily, based on projections and assumptions about the combined businesses of our company, Adaptik, KnowledgePrice.com, MaxPro, 4Sight and StoneRiver, and assume, among other things, the successful integration of these acquired entities into our business and operations. The acquisition of StoneRiver, in particular, has significantly expanded our presence and scale in the North American insurance industry, and is expected to help us further accelerate our growing market footprint in the U.S. P&C space. The StoneRiver acquisition is the largest acquisition that we have ever effected, and failure to successfully integrate the business, operation and employees of StoneRiver could, in and of itself, significantly harm our results of operations. Our projections and assumptions concerning our acquisitions may be inaccurate, however, and we may not successfully integrate the acquired companies and our operations in a timely manner, or at all. We may also be exposed to unexpected contingencies or liabilities of the acquired companies. If we do not realize the anticipated benefits of these transactions, our growth strategy and future profitability could be adversely affected.

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

We depend heavily on repeat product and service revenues from our base of existing customers. Five of our customers accounted for, in the aggregate, 22% and 20.7% of our revenues in the years ended December 31, 2017 and 2018, respectively. If our existing customers are not satisfied with our solutions and services, they may not enter into new project contracts with us or continue using our technologies. A significant decline in our revenue stream from existing customers, including due to termination of agreement(s), would have a material adverse effect on our business, results of operations and financial condition.

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

For non-fixed price contracts, we generally provide our customers with up-front estimates regarding the duration, budget and costs associated with the implementation of our products. Due to the complexities described above, however, we may not meet those upfront estimates and/or the expectations of our customers, which could lead to a dispute with a client.

As an example, in 2017 we were involved in a dispute with a significant customer (which accounted for approximately 12% of our revenues in 2016) under a software development project agreement, which agreement provided for the customizing, enhancement and implementation of a new product. The customer alleged that we had materially breached our agreement with the customer. After carefully examining the customer’s allegations, we informed the customer that we had not materially breached any of our obligations under the agreement and that the customer had itself materially breached the agreement. Work on the project was canceled due to the dispute. While we eventually entered into a settlement agreement with the customer, that settlement resulted in the termination of the software development project agreement, which resulted in a reduction in our revenues and operating profit relative to our prior estimates for 2017. Similar such disputes with other significant customers in the future, whether due to failure on our part to meet upfront estimates or customer expectations, or even absent such failures on our part, could harm our reputation, thereby adversely affecting our ability to attract new customers and to sell additional solutions and services to existing customers.

As a further example, in 2018, a South African customer changed the scope of an ongoing project significantly, which resulted in a decrease in the revenues realized from that customer during 2018. The project, as originally planned, will not continue. Currently, we provide some IT services to that customer, which provides a small revenue stream for us that is expected to continue in 2019. That decrease in revenue adversely impacted our revenues in 2018.

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

In particular, our European activities are subject to the new European Union General Data Protection Regulation, or GDPR, which has created additional compliance requirements for us. GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR became enforceable on May 25, 2018 and non-compliance may expose entities such as our company to significant fines or other regulatory claims. While we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with these new standards, to the extent that we fail to adequately comply, that failure could have an adverse effect on our business, financial conditions, results of operations and cash flows.

Errors or defects in our software solutions could inevitably arise and would harm our profitability and our reputation with customers, and could even give rise to claims against us.

The quality of our solutions, including new, modified or enhanced versions thereof, is critical to our success. Since our software solutions are complex, they may contain errors that cannot be detected at any point in their testing phase. While we continually test our solutions for errors or defects and work with customers to identify and correct them, errors in our technology may be found in the future. Testing for errors or defects is complicated because it is difficult to simulate the breadth of operating systems, user applications and computing environments that our customers use, and our solutions themselves are increasingly complex. Errors or defects in our technology have resulted in terminated work orders and could result in delayed or lost revenue, diversion of development resources and increased services, termination of work orders, damage to our brand and warranty and insurance costs in the future. In addition, time-consuming implementations may also increase the number of services personnel we must allocate to each customer, thereby increasing our costs and adversely affecting our business, results of operations and financial condition.

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

Decreases in the capital markets may adversely impact the life insurance industry, thereby preventing us from expanding or maintaining our existing customer base and increasing our revenues.

Our customers include life insurance carriers that have invested some of their funds in the capital markets. Those carriers may experience in the future major losses in those capital market investments that may cause disruptions to their businesses or to the economy as a whole. Any such major disruption, may cause those existing or potential new customers to postpone purchases of new products or professional service engagements, or discontinue existing projects, which, in turn, may prevent us from increasing our revenues, or from maintaining or expanding our customer base.

There may be consolidation in the life insurance market, which could reduce the use of our products and services and adversely affect our revenues.

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

In the deed of trust that we have entered into with the trustee for the holders of our Series B Debentures, or the debentures, which we offered and sold in an Israeli public offering and Israeli private placement in September 2017, we have undertaken to maintain a number of conditions and limitations on the manner in which we can operate our business, including limitations on our ability to undergo a change of control, distribute dividends, incur a floating charge on our assets, or undergo an asset sale or other change that results in a fundamental change in our operations. The deed of trust also requires us to comply with certain financial covenants, including maintenance of a minimum shareholders’ equity level and a maximum ratio of financial indebtedness to shareholders’ equity, at levels that are customary for companies of comparable size. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements that could otherwise be financially advantageous to us and, by extension, our debenture holders. The deed of trust furthermore provides for an upwards adjustment in the interest rate payable under the debentures in the event that our debentures’ rating is downgraded below a certain level. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the Israeli rating of the debentures (below BBB-) would constitute an event of default that could result in the acceleration of our obligation to repay the debentures, of which there is NIS 280 million (approximately US $79.14 million) principal amount outstanding, which accelerated repayment may be difficult for us to effect.

Risks Relating to Our International Operations

Our international sales and operations subject us to additional risks that can adversely affect our business, results of operations and financial condition.

We are continuing to expand our international operations as part of our growth strategy. In fiscal years 2017 and 2018, 59%% and 52.8%, respectively, of our revenues were derived from outside of North America. Our current international operations and our plans to further expand our international operations subject us to a variety of risks, including:

●	increased exposure to fluctuations in foreign currency exchange rates;

●	complexity in our tax planning, and increased exposure to changes in tax regulations in various jurisdictions in which we operate, which could adversely affect our operating results and frustrate our ability to conduct effective tax planning;

●	increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations;

●	longer payment cycles and difficulties in enforcing contracts and collecting accounts receivable;

●	the need to localize our products and licensing programs for international customers;

●	lack of familiarity with and unexpected changes in foreign regulatory requirements;

●	the burdens of complying with a wide variety of foreign laws and legal standards;

●	compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, particularly in emerging market countries;

●	import and export license requirements, tariffs, taxes and other trade barriers;

●	increased financial accounting and reporting burdens and complexities;

●	weaker protection of intellectual property rights in some countries;

●	multiple and possibly overlapping tax regimes; and

●	political, social and economic instability abroad, terrorist attacks and security concerns in general.

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

International operations in the insurance industry, in which a significant portion of our business is concentrated, are accompanied by additional costs related to adaptation to regulations in specific territories.

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

Most of our revenues are derived from international operations that are conducted in local currencies. Those operations are conducted in US dollars, GBP, Euro, New Israeli Shekels, or NIS, Indian rupee, or INR and Polish zloty, or PLN. In 2017 and 2018, our revenues were approximately 53% and 56.9%, respectively, in US dollars, with the remainder in the other currencies.

In some territories, like in Israel, India and Poland, our cost of operation in local currency is higher than the revenues derived from such operation. In other territories, our revenues are higher than our cost of operation in local currency. Because exchange rates between the NIS, GBP, Euro, INR and the PLN against the US dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations could negatively affect our revenue and profitability.

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

The recently enacted U.S. Tax Cuts and Jobs Act of 2017, or the Tax Act, enacted in December 2017, introduced significant changes to the U.S. Internal Revenue Code. The primary impact of the Tax Act on us was a reduction of our effective tax rate in the US. The final impact of the Tax Act may differ from the tax expense we incurred, due to, among other things, possible changes in the interpretations and assumptions made by us as a result of additional information, additional guidance that will be issued by the U.S. Department of Treasury, the IRS or other standard-setting bodies. There may be additional tax effects of the Tax Act that may impact our future financial statements upon finalization of law, regulations, and additional guidance and will be accounted for when such guidance is issued.

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

As a foreign private issuer, we are also permitted, and have begun, to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NASDAQ Stock Market for domestic U.S. issuers. We have informed NASDAQ that we follow home country practice—in the Cayman Islands— with regard to, among other things, composition of our Board of Directors (whereby a majority of the members of our Board of Directors need not be “independent directors,” as is generally required for domestic U.S. issuers), director nomination procedure and approval of compensation of officers. In addition, we have opted to follow home country law instead of the Listing Rules of the NASDAQ Stock Market that require that a listed company obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the Company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on the NASDAQ Capital Market may provide our shareholders with less protection than they would have as stockholders of a domestic U.S. company.

Our controlling shareholder, Formula Systems (1985) Ltd., beneficially owns approximately 48.1% of our outstanding Common Shares and therefore asserts a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control that may benefit our public shareholders.

Formula Systems (1985) Ltd. beneficially owns approximately 48.1% of our outstanding Common Shares. As a result, it exercises a controlling influence over our operations and business strategy and has sufficient voting power to control the outcome of various matters requiring shareholder approval. These matters may include:

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our Common Shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code. Based on our gross income and gross assets, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2018. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2019, or for any subsequent year, until we finalize our financial statements for that year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our Common Shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. Our characterization as a PFIC could result in material adverse tax consequences for you if you are a U.S. investor, including having gains realized on the sale of our Common Shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our Common Shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our Common Shares. Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. Prospective U.S. investors should refer to “Item 10.E. Taxation—U.S. Federal Income Tax Considerations” for discussion of additional U.S. income tax considerations applicable to them based on our treatment as a PFIC.

Certain U.S. holders of our Common Shares may suffer adverse tax consequences if we or any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation”, or a CFC, under Section 957(a) of the Code. Certain changes to the CFC constructive ownership rules under Section 958(b) of the Code introduced by the TCJA [assuming this has been defined in main doc previously] may cause one or more of our non-U.S. subsidiaries to be treated as CFCs, may also impact our CFC status, and may adversely affect holders of our Common Shares that are United States shareholders. Generally, for U.S. shareholders that own 10% or more of the combined vote or combined value of our Common Shares, this may result in adverse U.S. federal income tax consequences and these shareholders may be subject to certain reporting requirements with the U.S. Internal Revenue Service. Any such 10% U.S. shareholder should consult its own tax advisors regarding the U.S. tax consequences of acquiring, owning, or disposing our Common Shares and the impact of the TCJA, especially the changes to the rules relating to CFCs.

Risks Related to Our Israeli Operations and Our Status as a Cayman Islands Company

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes

Certain of our Israeli subsidiaries were granted Approved Enterprise, or AE, status under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. These subsidiaries elected the alternative benefits program, pursuant to which income derived from the AE program is tax-exempt for two years and enjoys a reduced tax rate of 10.0% to 25.0% for up to a total of eight years, subject to an adjustment based on the percentage of foreign investors’ ownership. We were also eligible for certain tax benefits provided to Benefited Enterprises, or BEs, under the Investment Law. In May 2015, we notified the Israel Tax Authority that we apply the new tax Preferred Enterprise, or PFE, regime under the Investment Law instead of our AE and BE. Accordingly, we are eligible for certain tax benefits provided to PFEs under the Investment Law. If we do not meet the conditions stipulated in the Investment Law and the regulations promulgated thereunder, as amended, for the PFE, any of the associated tax benefits may be cancelled and we would be required to repay the amount of such benefits, in whole or in part, including interest and CPI linkage (or other monetary penalties). Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates (25% in 2016, 24% in 2017 and 23% in 2018 and thereafter), which would harm our financial condition and results of operation. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Impact of Tax Policies and Programs on our Operating Results —Israeli Tax Considerations and Government Programs.”

In the event of distribution of dividends from said tax-exempt income, the amount distributed will be subject to corporate tax in respect of the amount of dividend distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have otherwise been applicable on the AE/BE’s income if such income had not been exempted from tax.

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

When a company develops know-how, technology or products using grants provided by the Innovation Authority, the terms of these grants and the Innovation Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel. Even after the repayment of such grants in full, we will remain subject to the restrictions set forth under the Innovation Law, including:

●	Transfer of know-how outside of Israel. Any transfer of the know-how that was developed with the funding of the Innovation Authority, outside of Israel, requires prior approval of the Innovation Authority, and the payment of a redemption fee.

●	Local manufacturing obligation. The terms of the grants under the Innovation Law require that the manufacturing of products resulting from Innovation Authority-funded programs be carried out in Israel, unless a prior written approval of the Innovation Authority is obtained (except for a transfer of up to 10% of the production rights, for which a notification to the Innovation Authority is sufficient).

●	Certain reporting obligations. We, as any recipient of a grant or a benefit under the Innovation Law, are required to file reports on the progress of activities for which the grant was provided as well as on our revenues from know-how and products funded by the Innovation Authority. In addition, we are required to notify the Innovation Authority of certain events detailed in the Innovation Law.

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

Our shareholders may face difficulties in protecting their interests because we are incorporated under Cayman Islands law

Our corporate affairs are governed by our memorandum of association, or the Memorandum, our articles of association, or the Articles, the Companies Law (2016 Revision) of the Cayman Islands, or the Companies Law, and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly established under statutes or judicial precedent as in jurisdictions in the United States. Therefore, you may have more difficulty in protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less developed nature of Cayman Islands law in this area.

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting convened for that purpose. The convening of the meeting and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. A dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of a corporation incorporated in a jurisdiction in the United States, providing rights to receive payment in cash for the judicially determined value of the shares. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Memorandum and Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors.

Service of process and enforcement of legal proceedings commenced against us in the United States may be difficult to obtain.

We operate under the laws of the Cayman Islands and a majority of our assets are located outside of the United States. In addition, most of our directors and executive officers reside outside of the United States. As a result, it may be difficult for investors to affect service of process within the United States upon us and such other persons, or to enforce judgments obtained against such persons in United States courts, and bring any action, including actions predicated upon the civil liability provisions of the United States securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts or jurisdictions located outside of the United States, rights predicated upon the United States securities laws.

Based on the advice of our Cayman Islands legal counsel, we believe no reciprocal statutory enforcement of foreign judgments exists between the United States and the Cayman Islands, and that foreign judgments originating from the United States are not directly enforceable in the Cayman Islands. A prevailing party in a United States proceeding against us or our officers or directors would have to initiate a new proceeding in the Cayman Islands using the United States judgment as evidence of the party’s claim. A prevailing party could rely on the summary judgment procedures available in the Cayman Islands, subject to available defenses in the Cayman Islands courts, including, but not limited to, the lack of competent jurisdiction in the United States courts, lack of due service of process in the United States proceeding and the possibility that enforcement or recognition of the United States judgment would be contrary to the public policy of the Cayman Islands.

Depending on the nature of damages awarded, civil liabilities under the Securities Act or the Exchange Act for original actions instituted outside the Cayman Islands may or may not be enforceable. For example, a United States judgment awarding remedies unobtainable in any legal action in the courts of the Cayman Islands, such as treble damages, would likely not be enforceable under any circumstances.

Item 4.	Information on the Company

A.	History and Development of the Company.

Corporate Details

Our legal and commercial name is Sapiens International Corporation N.V., and we were incorporated and registered in Curaçao on April 6, 1990. In August 2018, following shareholder approval, we migrated the legal domicile of our company to the Cayman Islands and now operate as a public limited liability company under the provisions of the Companies Law (2016 Revision) of the Cayman Islands. We are registered as an Israeli company for tax purposes only. Our principal place of business is located at Azrieli Center, 26 Harokmim Street, Holon, 5885800, Israel, and our telephone number there is +972-3-790-2000. Sapiens Americas Corporation is our agent in the United States. Our World Wide Web address is www.sapiens.com. The information contained on that web site is not a part of this annual report. Except as described elsewhere in this annual report, we have not had any important events in the development of our business since January 1, 2018.

Capital Expenditures and Divestitures since January 1, 2016

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

The seller of 4Sight, who was also one of the sellers of MaxPro, has the right to receive a total amount of approximately $5.5 million, subject to certain criteria which include, among others, continued employment criteria. For further information, please see Note 1(e) to our consolidated financial statements included in Item 18 of this annual report.

In the first quarter of 2017, we acquired StoneRiver, a US-based provider of a wide range of technology solutions and services to insurance carriers, agents, and broker-dealers, whose product groups encompass P&C solutions, Life solutions, workers compensation, reinsurance solutions and F&C for all major business lines. The acquisition will enable us to expand the range of solutions and services that we offer in North America. We paid approximately $101 million in cash, subject to certain adjustments based on working capital, transaction expenses, unpaid debt and certain litigation matters. For further information, please see Note 1(b) to our consolidated financial statements included in Item 18 of this annual report.

In the fourth quarter of 2017, we acquired KnowledgePrice.com, a Latvian company that specializes in digital insurance services and consulting. This acquired entity will join our Digital Division, which focuses on digital and business intelligence services and solutions, including portal and digital distribution offerings to customers worldwide. The total purchase price was approximately €5,840,500, out of which €3,100,000 was paid at closing and the remainder is subject to earn-outs based on the revenues of KnowledgePrice.com following the closing. For further information, please see Note 1(d) to our consolidated financial statements included in Item 18 of this annual report.

In the first quarter of 2018, we acquired Adaptik, a New Jersey company engaged in the development of software solutions for P&C insurers, including policy administration, rating, billing, customer management, task management and product design. The total purchase price was approximately $18.2 million in cash, subject to adjustment, and about $3.5 million is subject to earn out-based specific criteria and continued employment of founders.

Our principal capital expenditures during the last three years related mainly to the purchase of computer equipment and software for use by our subsidiaries. Our capital expenditures totaled approximately $4.7 million in 2016, $2.6 million in 2017 and $1.9 million in 2018.

B.	Business Overview.

Sapiens is a leading global provider of software solutions for the insurance industry. Our extensive expertise is reflected in our innovative software platforms, suites, solutions and services for property & casualty (P&C); life, pension & annuity (L&A); reinsurance; financial and compliance (F&C); workers’ compensation (WC); and financial markets. Our company offers a full digital suite that facilitates an innovative, holistic and seamless digital experience for carriers, agents, customers and assorted insurance personnel, across multiple devices and technologies. Sapiens’ offerings enable our customers to effectively manage their core business functions, including policy administration, claims and billing, and to offer support during an insurer’s journey to becoming a digital insurer. Our portfolio also covers underwriting, illustration and electronic application.

Sapiens also supplies a complete reinsurance offering for providers and a decision management platform tailored to a variety of financial services providers, so business users can quickly deploy business logic and comply with policies and regulations across their organizations.

Our platforms possess modern, modular architecture and are digital-driven. They empower customers to respond to the rapidly changing insurance market and frequent regulatory changes, while improving the efficiency of their core operations. These process enhancements increase revenue and reduce costs.

2018 was a year of moderate growth for Sapiens, while building the foundation for growth for 2019 and beyond. As described further below, in 2018, the Company acquired Adaptik, a Pennsylvania-based firm that offers P&C insurers policy administration and billing capabilities for commercial, personal, specialty and workers’ compensation lines of business. The acquisition was another step in Sapiens' journey to offer the U.S. insurance market a modern, modular, fully integrated property and casualty insurance platform.

In February 2017, Sapiens acquired StoneRiver, a U.S. based company that offered a reach product portfolio that was comprised of claims, billing, rating, underwriting, illustration, reinsurance and F&C solutions for all major insurance business lines, across both P&C and L&A. StoneRiver’s rich set of solutions complements Sapiens’ offerings and has helped Sapiens accelerate its growth in the U.S. market, as well as globally.

In December 2017 Sapiens expanded its Digital division’s capabilities through the acquisition of KnowledgePrice.com (or KnowledgePrice), a technology specialist with expertise in digital insurance services and consulting. The expanded Digital division will create innovative offerings and provide full support during customers’ digital journeys.

Privately-held KnowledgePrice employed digital insurance technology experts and supplied services to leading insurance providers in the UK and Europe. KnowledgePrice personnel joined the Sapiens Digital division – which focuses on digital and business intelligence (BI) services and solutions, including customer and agent portal solutions and digital distribution offerings to customers worldwide. Former KnowledgePrice personnel now staff a Sapiens center for excellence for digital engagement services.

In March 2018, Sapiens also announced the acquisition of Adaptik, a North American (NA) P&C solution provider. This acquisition better positioned Sapiens to provide North American P&C carriers with an enhanced and complete platform, which has improved Sapiens’ competitive position and enabled the Company to increase its market share in the North American insurance market. The acquisition of Adaptik and StoneRiver (in February 2017) created synergy with Sapiens’ strong capabilities, and enable us to offer a truly modern, comprehensive property and casualty digital insurance platform to the U.S. market. Sapiens now offers an innovative P&C digital insurance platform that combines three powerful core components: Sapiens PolicyPro for Property & Casualty (formerly called Adaptik Policy), Sapiens BillingPro for Property & Casualty (formerly known as Adaptik Billing) and Sapiens ClaimsPro for Property & Casualty (formerly called StoneRiver Stream Claims), accompanied by Sapiens’ existing solutions for data and analytics, digital engagement and distribution, and the cloud.

Sapiens’ enhanced managed services offerings and cloud deployment have been adopted by several major customers and are expected to grow in the coming years. By allowing Sapiens to manage a substantial part of their ongoing IT operations, customers can focus on their core insurance competency and business.

In February 2019, Sapiens announced a complete rebranding that highlights our evolution to a unified global provider of insurance software solutions. The new brand identity marks Sapiens’ growth into a one-stop-shop for insurance software solutions. Sapiens has renamed its entire product portfolio and changed the look-and-feel and contents of all its collateral, and launched a new website. Our new master brand architecture and descriptive solution names quickly communicate our offerings’ main functions and frame Sapiens as a unified company (following the acquisitions described above). The updated look features our human-to-human (H2H) approach, reflecting the long-term partnerships we have with customers and employees and that is reflected in the entirely new marketing communications suite we have developed.

Software Solutions

Our software portfolio is comprised of:

●	Property & Casualty – a comprehensive software platform, suite and solutions supporting a broad range of business lines, including personal, commercial and specialty lines, as well as reinsurance and workers’ compensation (see below).

Our portfolio includes Sapiens Platform for Property & Casualty (which is comprised of core, data and digital solutions) and two core suites: Sapiens CoreSuite for Property & Casualty (for North America) and Sapiens IDITSuite for Property & Casualty (for EMEA and APAC). The core suites are offered as a full suite, or insurers can choose standalone components: policy, billing and claims. Sapiens CoreSuite is based on technology acquired from Adaptik and StoneRiver, while the IDITSuite technology evolved from our previous Sapiens IDIT offering. Smaller, more agile insurance providers can choose Sapiens Stingray for Property & Casualty.

•	Life, Pension and Annuities – a comprehensive software platform, suite and complementary solutions for the management of a diversified range of products for life, pension and annuities. Our portfolio includes the Sapiens Platform for Life, Pension & Annuities; Sapiens CoreSuite for Life, Pension & Annuities (formerly called Sapiens ALIS), Sapiens UnderwritingPro for Life & Annuities (formerly called StoneRiver LifeSuite), Sapiens ApplicationPro for Life & Annuities (formerly called StoneRiver LifeApply), Sapiens IllustrationPro for Life & Annuities (formerly called StoneRiver LifePortrait) and Sapiens ConsolidationMaster for Life & Pension (formerly called Sapiens Closed Books).

●	Digital – Sapiens provides a full digital insurance suite that is based on an enablement platform that digitalizes insurance carriers’ business and helps them transform. The suite is comprised of a set of integrative offerings, including: Sapiens DigitalSuite (formerly called Sapiens Digital Suite), which offers an end-to-end, holistic and seamless digital experience for customers, agents, brokers, customer groups and third-party service providers. The suite is pre-integrated with Sapiens core suites and is comprised of the Sapiens DigitalHub (API Layer and Digital Studio) that enables openness and connectivity with partners; Sapiens AgentConnect (formerly Sapiens PORTAL) and Sapiens CustomerConnect (formerly Sapiens PORTAL) portals, specifically designed for the life, pension and annuities, property and casualty, and additional insurance markets; and the Sapiens PartnerHub, which makes third-party technology and insuretech solutions available to insurers and their customers. Sapiens also offer Sapiens Intelligence or Sapiens IntelligencePro (advanced analytics).

●	Reinsurance – complete reinsurance software solutions for full financial control and auditing support. Our portfolio includes: Sapiens ReinsuranceMaster, Sapiens ReinsurancePro and Sapiens Reinsurance GO.

●	Workers’ Compensation – Sapiens’ workers’ compensation offerings handle comprehensive policy/billing and claims needs. Our solution portfolio includes Sapiens Platform for Workers’ Compensation, Sapiens CoreSuite for Workers’ Compensation (formerly called StoneRiver PowerSuite), Sapiens PolicyPro for Workers’ Compensation and Sapiens ClaimsPro for Workers’ Compensation. Providers looking to preserve greater agility may select Sapiens GO for Workers’ Compensation (formerly called StoneRiver CompSuite), which is comprised of Sapiens PolicyGo for Workers’ Compensation, Sapiens ClaimsGo for Workers’ Compensation and Sapiens Connect for Workers’ Compensation.

●	Financial & Compliance – we offer financial & compliance solutions comprised of both annual statement and insurance accounting software. This software includes Sapiens FinancialPro (formerly called StoneRiver PRO), Sapiens Financial GO (formerly called StoneRiver PTE), Sapiens StatementPro (formerly called StoneRiver eFreedom), Sapiens CheckPro (formerly called StoneRiver Power2Pay) and Sapiens Reporting Tools.

●	Decision Management – Sapiens Decision is an enterprise-scale platform that enables institutions across verticals to centrally author, store and manage all organizational business logic. Organizations use it to track, verify and ensure that every decision is based on the most up-to-date rules and policies. Our Decision management offerings target the banking and insurance markets (P&C and life).

●	Technology-Based – tailor-made solutions (unrelated to the insurance or financial services market) based on our Sapiens eMerge platform, which provides end-to-end, modular business solutions, ensuring rapid time to market.

Services

Our services modernize and automate processes for insurance providers and financial institutions around the globe, helping to create greater organizational efficiencies, reduce costs and provide a better end user experience. They can be divided into three main categories: program delivery, business services and managed services (our various methodologies are applied across the categories).

Program delivery includes:

●	Project and program management

●	Training

●	Testing

●	Migration

●	Implementation and integration

Business services are comprised of:

●	Business transformation – planning and strategy, business process evaluation, training and change management

●	Digital transformation – business model and processes transformation and data management consolidation, as well as data migration

●	User acceptance testing (UAT)

●	System integration

Managed services include:

●	Hosting services

●	Application and system management

●	Ongoing production support

Sapiens has partnered with Microsoft Azure to offer its policy administration systems and accompanying services over private and public (single tenant) clouds. The company maintains an agnostic approach that also utilizes Amazon Web Services (AWS). Sapiens’ cloud deployment includes full infrastructure for operations, plus the option of choosing cloud-related managed services delivered by Sapiens’ experienced professional services team.

Methodologies:

Sapiens offers various delivery methodologies, including waterfall and Agile (and a combination of the two). We also provide delivery tools and delivery performance indicators.

Built on a solid foundation of insurance domain expertise, proven technology and a history of successful deployments, our organization assists clients in identifying and eliminating IT barriers to achieve business objectives.

Our Marketplace and its Needs

Our Target Markets

We operate in a large market undergoing significant transformation. According to the Gartner report “Forecast: Enterprise IT Spending for the Insurance Market, Worldwide, 2016-2022, 4Q18 Update” (a market statistics research report by Gartner, a research and consulting firm, written by James Ingham, Venecia K. Liu and Rika Narisawa that was published on February 10, 2019, and which we refer to herein as the Gartner report), Gartner forecasts that the global IT spending insurance market will grow by 3.7% in 2019, to $220.7 billion in U.S. dollars (on a constant-currency basis). This industry is forecast to reach nearly $244 billion by 2022, growing at a 3.6% compound annual growth rate (CAGR) for the period from 2017 through 2022.

We believe that our current total addressable market for core insurance software solutions and the accompanied point solutions is approximately $40 billion, which we expect will grow as a result of insurance carriers’ and financial institutions’ need to address, via modern software solutions from external providers, the operational challenges presented by the inefficiency of their legacy core systems. Legacy systems reflect technical and functional limitations that adversely impact carriers’ ability to swiftly launch new, innovative products that satisfy their customers’ changing needs and preferences.

By slowing down carriers’ business and geographic expansion, legacy systems create operational inefficiencies that result in increased business risk and financial costs. They are also a barrier for the adoption of digital capabilities, due to their inability to communicate and interact with innovative digital solutions. Today’s insurance providers are looking for more than just the traditional “core” capabilities. They seek insurance platforms with a wider range of capabilities, including full digitalization.

Our customers are operating in a constantly evolving regulatory environment. Often their legacy systems simply do not support new regulatory requirements and put carriers at risk of costly non-compliance. There is also a strong trend of shifting attention to the end-customer experience and activities, with a focus on digital operations. Many insurers are currently unable to provide the type of quality digital experience that their customers are already enjoying across most other verticals, and customer satisfaction is only one of the many recognized benefits of going digital. This can only be supported via increased usage of data for decision-making, risk analysis, customer evaluation and rating, which requires a streamlined data flow and easy access to information from multiple sources.

We believe these challenges will accelerate the shift from spending on legacy systems to new vendor software solutions. It is also Sapiens’ view that these challenges are too difficult to overcome via “in-house” systems and that the majority of insurers will turn to external software vendors, such as Sapiens.

Property & Casualty Market

Property & casualty insurance protects policyholders against a range of losses on items of value. P&C insurance includes the personal segment, which is insurance coverage for individuals, with products such as motor, home, personal property and travel; the commercial segment, covering aspects of commercial activity, such as commercial property, car fleets and professional liability; and specialty lines, covering unique domains, such as marine, art and credit insurance. This market also includes workers’ compensation for market carriers, administrators and state funds.

During the past few years, the P&C market has been characterized by a fast rate of digital adoption. New business and technology models are adopted rapidly, to launch innovative business offerings. This requires advanced software solutions, both on the “core” layer, which needs to be flexible and open, and with the variety of digital tools addressing customer experience needs.

Life, Pension and Annuity Markets

Life, pension & annuity providers offer their customers a wide range of products for long-term savings, protection, pension and insurance. They assist policyholders with financial planning through life insurance, medical and investment products. Their products can be classified into several areas, primarily investment and savings, risk and protection, pension and health-related products. These products can be targeted to individuals, as well as group- and employee-benefit types of products.

The products in this field are long-term in nature. When insurance providers consider purchasing new platforms from Sapiens, the decision is typically slower and involves multiple decision-makers throughout the organization.

Digital Market

Insurance carriers risk losing their customers if they do not provide the type of digital experience that all of us have come to expect from the retailers and service providers we interact with daily. Agents, brokers and other channel and service providers also require a powerful digital ecosystem to capably carry out their crucial tasks.

It is not enough to simply provide a portal to offer today’s consumers the online presence they demand, or to work with an isolated analytics system to parse data. A big step up is needed via an all-encompassing digital approach featuring integrated components functioning at their highest levels and complementing each other.

Reinsurance Market

Reinsurance is insurance that is purchased by an insurance company (ceded reinsurance) from another insurance company (assumed reinsurance) as a means of risk management. The reinsurer and the insurer enter into a reinsurance agreement, which details the conditions upon which the reinsurer would pay the insurer’s losses. The reinsurer is paid a reinsurance premium by the insurer and the insurer issues insurance policies to its own policyholders. The insurer must maintain an accurate system of records to track its reinsurance contracts and treaties, to avoid claims leakage.

Workers’ Compensation

Workers’ compensation is one of the largest lines of business in the property and casualty (P&C) industry in North America. But future profitability is getting harder to maintain, with medical and indemnity costs per lost time claim increasing at rates greater than inflation. Insurance organizations require technology solutions that can adapt quickly to business and market conditions, offering high levels of accuracy and efficiency.

Financial & Compliance Market

Financial professionals face overwhelming challenges as they struggle to satisfy ever-changing regulatory requirements, while meeting the demands of managerial reporting. The move towards globalization has introduced new currencies, and CEOs need more performance data for strategic decision-making. Organizations require one partner to optimize efficiencies with solutions that can be implemented quickly.

Decision Management Markets

Increasing competition, regulatory burden, customer experience expectations and the proliferation of digital and product innovation requirements have necessitated a shift in thinking and approach among organizations across verticals. By replacing conventional policy and process management with the discipline known as “decision management,” financial institutions are bridging the gap between business and IT, by enabling business users to rapidly frame requirements in formal business models that can be easily understood by all stakeholders.

The decision management processes affect overall corporate performance, including its impact on customers and competitors. Decision management systems are a key performance component of every financial services organization, as they help the organization define, avoid and hedge financial risk.

Needs of our Target Markets

Large insurance and financial organizations must constantly invest in their IT systems to respond to key market drivers. They require the ability to:

●	Satisfy today’s sophisticated, tech-savvy and demanding end-customers – who demand the type of instant, personalized service they enjoy via Facebook or Amazon – via digitalization and innovative initiatives, providing a stronger customer experience and engagement.

●	Use advanced technologies, such as artificial intelligence (AI) and machine learning, to facilitate, improve and automate traditional insurance processes.

●	Provide innovative business models, based on technology capabilities and digital operation (such as a portal, a web-based acquisition process, advanced analytics, customer engagement platforms and the usage of data sources – including wearables, the Internet of Things (IoT) and robo-advice.

●	Respond to complex and evolving regulatory standards, such as Solvency II, IFRS 17, Dodd-Frank legislation, GDPR, etc.

●	Support internal customers’ growth and operations. This includes reducing the time to market of new products, expanding into new geographies, reducing costs and streamlining operations.

●	Rapidly launch new products and propositions to the market, within a short timeframe and using existing, pre-defined capabilities.

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

To efficiently manage their operations, insurance carriers require IT platforms that enable rapid introduction of changes via configurable, user-driven activities, integration with internal and external systems, control and auditing of employees’ work, support for omni-channel distribution and clear visibility into the carrier’s business operations, through streamlining and intelligent usage of data.

To compete in the rapidly-changing environment, and win the competition for end-customers, insurance carriers require a coherent digital proposition, allowing them to better interact with their customers in a digital and omni-channel manner. They are increasingly using robotics, predictive analytics, AI and machine learning to automate processes and obtain stronger business insights. The cloud can also be utilized for improved operations and scale.

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

We believe the following are key considerations for insurance carriers when they think about upgrading their legacy systems:

●	Dynamic business environment with constantly changing regulations – many insurance carriers still use outdated legacy systems that are costly and time-consuming to modify or upgrade. This has prevented insurance carriers from innovating and growing. Carriers who use legacy systems may find that it is difficult for them to modify existing products, introduce new products and reach untapped market segments. Varied and frequently changing global regulatory requirements require specialized data and business rules, which makes change implementation particularly challenging.

●	Change in end-consumers’ behavior and the shift of power to consumers – insurance carriers must rapidly adapt to the shifting needs and behaviors of consumers, including the types and terms of insurance products offered, and how consumers access information. Insurance carriers require systems with integration capability and support for multi-channel distribution, so they can reach their clients’ customers and partners using multiple methods, including social media, across devices.

●	A need to improve operational efficiency and reduce total cost of ownership – Sapiens believes that a majority of insurance carriers are still using inefficient and outdated processes that do not automate operations and workflows, and thus don’t offer efficient process management. Many of these processes may have high error rates. Additionally, the ongoing maintenance of legacy systems is expensive and technically difficult. A specialized IT staff with the requisite skills and experience needed to maintain these systems is difficult to find and then eventually replace. Insurers seek systems that are modern, digital, automated, efficient and easy to maintain, and can lower costs over the long term.

●	Increasing global and multi-national operation – a rising number of insurers are accelerating their growth initiatives through global acquisitions. These insurers seek a single provider who can deliver solutions that will be used across markets, combining the support of local regulatory requirements and specific customer needs, while driving a generic corporate business approach and strategy across the globe, reducing costs and overhead.

●	Going digital – digitalization holds significant potential for insurers, but only if they manage to efficiently digitalize their operations, support multi-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – including tablets and other mobile devices.

●	Exploring new business models and innovative propositions – carriers are increasingly looking to: adopt and use new technologies and innovative capabilities; bring modern and differentiating propositions to the market, reduce cost, enhance and speed customer engagement, and improve their business parameters and KPIs.

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

To achieve efficiency, business owners must assume ownership of the business logic and possess the ability to define and modify it, standardize it and reuse it across the organization. Business logic is defined today by business owners and compliance officers, but IT departments translate the requirements into code. This process raises several key challenges: the result does not always accurately reflect the business requirements; the new requirements might conflict with, or override, previous requirements; and the entire process is not fully audited. These gaps often create an inefficient and risk-exposed organization.

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

We offer our insurance customers a range of packaged software solutions that are:

●	Digital – revealing their history and anticipating their future needs, while facilitating easy engagement across preferred interaction channels and multiple devices.

●	Data-driven – based on set of data analysis tools, from data-warehouse and reporting, through business intelligence and analytics, to predictive and advanced analytics – so our customers can become a data-driven operation.

●	Highly automated – by using various technologies, from decision to robotics, we improve efficiency and offer agile customer engagement.

●	Comprehensive and functionally-rich – support for insurance standards, regulations and processes, by providing field-proven functionality and best practices.

●	Customizable & configurable – easily matches our customers’ specific business requirements. Our flexible architecture and configurable structure allow quick functionality augmentation that permits our platform to be used across different markets, unique business requirements and regulatory regimes. We utilize our knowledge and extensive insurance best practices and feature business-led configuration.

●	Open architecture and insuretech ecosystem – provides easy integration to any external application under any technology, allowing streamlined connectivity to all satellite applications. This enhances the digital experience and omni-channel distribution, while maintaining total platform independence and system reliability. Easy interaction with various insuretech companies providing point-solutions that can be consumed by our platforms is enabled.

●	Component-based and scalable – allows our customers to deploy platforms and solutions in a phased and modular approach, reducing risk and harm to the business, while supporting the growth plans and cost efficiency of the organization.

Our packaged software solutions enable:

●	Rapid deployment of new insurance products – via configurable software, which creates a competitive advantage in all the insurance markets we serve.

●	Improvement of operational efficiency and reduction of risk – full insurance process automation, with configurable workflows, audit and control, streamlined insurance practices, and simple integration and maintenance.

●	Reduction of overhead for IT maintenance – easy-to-integrate solutions with flexible and modern architecture, resulting in lower costs for ongoing maintenance, modifications, additions and integration.

●	Enhanced omni-channel distribution and focus on the customers – event-driven architecture, a proactive client management approach, rapid access to all levels of data, and a holistic view of clients and distributors.

●	Cloud-first as a preferred deployment model – with the flexibility to also provide an on-premises deployment approach.

●	Support for digitalization –insurers and financial services institutions who manage to efficiently digitalize their operations, support omni-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – including tablets and mobile devices – will unlock massive potential.

●	Managed services – offering our customers access to a long-term engagement by providing comprehensive support for their daily IT operations, while allowing them to focus on their business KPIs.

Sapiens Property & Casualty Solutions

Sapiens Platform for Property & Casualty

The Sapiens Platform for Property & Casualty is an end-to-end, cloud-based platform with advanced digital capabilities. It can be implemented as a pre-integrated platform, or as standalone modules. The platform addresses all P&C carrier needs across all lines of business and distribution channels, offering a wealth of digital features. It is comprised of core (policy, billing and claims), data (advanced analytics) and digital (a full suite) solutions.

Sapiens offers two core suites, based on region:

Sapiens CoreSuite for Property & Casualty (North America)

Sapiens CoreSuite for Property & Casualty is comprised of three fully integrated, core components that can also be deployed stand-alone: Sapiens PolicyPro, Sapiens BillingPro and Sapiens ClaimsPro.

CoreSuite is pre-integrated with additional components that can be selected, including business intelligence, reinsurance and portal solutions (customer and agent), as well as various interfaces.

This modular, automated, highly customizable suite offers a single platform for personal, commercial and specialty lines of business (LoBs). This increases organizational efficiency by reducing manual effort, generates competitive advantages and saves costs.

Sapiens IDITSuite for Property & Casualty (EMEA & APAC)

The Sapiens IDITSuite for Property & Casualty (formerly called Sapiens IDIT) is a component-based, standalone software solution suite that offers policy, billing and claims and forms the core of the Sapiens Platform for Property & Casualty. IDITSuite supports all end-to-end core operations and processes for the non-life P&C market from inception, to renewal and claims. This pre-integrated, fully digital suite offers customer and agent portals, business intelligence and more. IDITSuite enables insurers to expand their offerings by testing new lines of business, products and services using our flexible product factory.

The suite is modular, or can integrate with your ecosystem’s components. IDITSuite for Property & Casualty includes multiple lines of business in one policy for multiple insured objects and assets. It can support corporate agreements and master policy structures. IDITSuite is designed with growth and change in mind, with extensive multi-company, multi-branding, multi-currency and multi-lingual capabilities. The IDITSuite management system is built on open technology and can be used on desktops, laptops and tablets, as well as smartphones (requiring a mobile portal).

Sapiens Policy Administration Solutions

The Sapiens’ policy solutions for property & casualty come pre-integrated with the core system. They are easily integrated with existing and external systems and applications. The solutions manage the end-to-end policy administration lifecycle of an insurance contract, from initial quote, through rating and policy issuance. They also feature a complete range of policy issuance and amendment capabilities. Agents, underwriters and customers use the solutions to quote, issue and administer policies. The offerings provide comprehensive policy lifecycle support for all P&C lines of business.

Sapiens Billing Solutions

The Sapiens’ billing solution for P&C enables carriers, MGAs and brokers to manage the full lifecycle of premium services, taxes and fees, along with commission billing, collection and disbursements. P&C carriers can integrate with third-party systems and data repositories, enjoy best-in-class usability and automate processes throughout the billing lifecycle.

Sapiens Claims Solutions

Sapiens’ claims solutions for property & casualty provide simplified management and automated control of claims management handling and the settlement process. They offer intelligent, rules-driven workflow with effective claim assignment, ensuring faster cycle times, as well as rules-driven automatic claims payment.

Sapiens Stingray for Property & Casualty

Sapiens Stingray for Property & Casualty is a complete solution with quick implementation for all P&C insurance lines, providing a complete core processing solution right out of the box. Its modular software components are designed with flexibility in mind. This solution is customizable and well-suited for tiers 4-5.

P&C Digital Offerings

The Sapiens DigitalSuite (formerly known as Sapiens Digital Suite) offers an end-to-end, holistic and seamless digital experience for P&C customers, agents, brokers, customer groups and third-party service providers. The suite is pre-integrated with Sapiens’ P&C core and is comprised of digital engagement and digital enablement and API layer components. The suite is cloud-based.

Sapiens Life, Pension & Annuity Solutions

Sapiens Platform for Life, Pension & Annuities

The Sapiens Platform for Life, Pension & Annuities is a modern, digital insurance platform that includes core, data and digital solutions. With the ability to deploy its offerings as a complete platform, or as standalone modules, Sapiens can address life providers’ needs across all their lines of business and distribution channels. Our mature platform is cloud and API-based, and features a strong core and advanced analytics, as well as data enablement and full digital engagement capabilities.

Sapiens CoreSuite for Life, Pension & Annuities

Sapiens CoreSuite for Life, Pension & Annuities (formerly called Sapiens ALIS) is designed to provide excellence in the administration of insurance business, facilitate digital transformation and fast time-to-value for digital strategies, and create greater efficiency via legacy consolidation. It offers insurers:

●	A single platform for individual and group business

●	Transformation, enablement and execution for digital strategies

●	Greater efficiency via improved automation, user experience and system consolidation

Single Platform

The Sapiens CoreSuite software suite supports the end-to-end administration of group and individual life, annuities, pension and investment business ‒ in a single system. The suite offers a 360-degree view of the customer from their policy administration system, across all distribution channels and communication streams.

Existing System Consolidation

Many insurers still use systems developed decades ago that cannot support today’s regulatory changes, digital marketplace and demanding customers. Too many manual processes can lead to errors that impact customer experience. Our unique conversion approach reduces the risks involved in migrating from existing legacy systems.

Sapiens UnderwritingPro for Life, Pension & Annuities

Sapiens UnderwritingPro for Life, Pension & Annuities (formerly called StoneRiver LifeSuite) is a web-based solution for automated underwriting and new business case management that is part of Sapiens’ core suite. It speeds new business processes for insurance carriers and their channels, offering an intuitive user interface with critical updates and task assignments provided on a real-time dashboard. Sapiens UnderwritingPro enables underwriters and case managers to work on multiple cases simultaneously.

Sapiens ApplicationPro for Life & Annuities

Sapiens ApplicationPro for Life & Annuities (formerly known as StoneRiver LifeApply) is web-based insurance application software that provides carriers with the choice of a standalone eApplication system, or a more comprehensive solution that seamlessly integrates with Sapiens IllustrationPro for Life & Annuities (formerly called StoneRiver Life Portraits) and Sapiens UnderwritingPro for Life & Annuities (formerly StoneRiver LifeSuite). Sapiens ApplicationPro is robust electronic application software that helps carriers address critical business drivers, such as decreasing time-to-issue and reducing policy acquisition costs, all in an extremely intuitive and easy-to-use package.

Sapiens IllustrationPro for Life & Annuities

Sapiens IllustrationPro for Life & Annuities (formerly called StoneRiver Life Portraits) is a point-of-sale solution, offering responsive product illustrations from any location in an electronic environment, with internet and desktop support. ACORD®-compliant, it offers straight-through processing, from point-of-sale to application e-submission, supported by a needs analysis suite. IllustrationPro explains complex products in a compelling way. Its powerful calculation engines handle the most complex product illustrations, including the appropriate historical and hypothetical references.

Sapiens ConsolidationMaster for Life & Pension

Sapiens ConsolidationMaster (formerly called Sapiens Closed Books) is a purpose-built, end-to-end, legacy, portfolio-focused system with a unique migration methodology that deals with “dirty” data. The solution has over 500 product templates capable of supporting the compliant administration of legacy products in any language and regulatory jurisdiction. ConsolidationMaster is designed to significantly cut the costs that are commonly associated with legacy platforms.

Digital Transformation

Sapiens CoreSuite features full pre-integration to the Sapiens DigitalSuite and digital capabilities have been enhanced via adaptors. This facilitates digital transformation and fast time-to-value for digital strategies. It enables life carriers to become engaged, agile organizations with increased sales opportunities. By integrating CoreSuite with our advanced analytics solution and data warehouse, we can quickly generate actionable insights, self-service business intelligence and data discovery capabilities, across all mobile devices (and in the cloud).

Sapiens Digital Offerings

Sapiens Intelligence

Sapiens Intelligence is an innovative business intelligence solution specifically designed for the insurance market. The solution is based on the advanced technology of SAP’s analytics platform and on insights from scores of customers in production. It empowers business users to quickly and easily draw business conclusions and insights from raw data, via self-service analytics and easy-to-use, modern tools. Sapiens Intelligence drives analytics adoption across the organization with compelling, insightful dashboards and apps.

Sapiens IntelligencePro

Sapiens IntelligencePro (formerly 4SightBI) suite is a comprehensive, affordable BI solution, with over 100 pre-configured reports, dashboards, scorecards, ad hoc reporting and hundreds of analytics. With “what-if?” capabilities and ease-of-use in underwriting, claims, billing, management, reinsurance and other areas, carriers can generate actionable insights and heal their pain-points.

Sapiens DigitalSuite

Sapiens DigitalSuite offers an end-to-end, holistic and seamless digital experience for customers, agents, brokers, customer groups and third-party service providers. The suite is pre-integrated with Sapiens’ core suites and is comprised of Sapiens DigitalHub (API Layer and Digital Studio) that enables openness and connectivity with partners; Sapiens AgentConnect (formerly Sapiens PORTAL) and Sapiens CustomerConnect (formerly Sapiens PORTAL) portals, specifically designed for the life, pension and annuities (L&A), property and casualty (P&C), and additional insurance markets; and Sapiens PartnerHub. The suite is cloud-based.

Sapiens CustomerConnect

Sapiens CustomerConnect (formerly called Sapiens PORTAL) is a modular, highly innovative portal solution specifically designed for the life, pension & annuity (L&A) and property and casualty (P&C) insurance markets. It is a direct-to-consumer application, enabling insureds to buy policies, view the statuses of their policies and accounts, and issue claims. Many other transactions can be performed that save both consumers and insurers time, and reduce costs, while increasing overall consumer satisfaction.

Sapiens AgentConnect

Sapiens AgentConnect (formerly called Sapiens PORTAL) is a modular, highly innovative portal solution specifically designed for the life, pension & annuity (L&A) and property & casualty (P&C) insurance markets. It empowers agents with full lifecycle enablement, including the ability to manage their pipeline, sell policies to their consumers and provide top-level customer service in real-time. Agents can also see a holistic view of their business performance overall and benefit from full access to all their remunerations, payments, commission transactions and statements.

Sapiens DigitalHub

Sapiens DigitalHub (API Layer and Digital Studio) facilitates an open-communication, API-based platform that enables carriers to interact with insuretech companies, ecosystem technology providers and business partners. By enabling seamless interaction with any service under any technology, Sapiens’ open architecture ensures that providers will easily choose the building blocks they need. They’ll be able to seamlessly integrate all elements within their insurance ecosystem, to succeed today and prepare for the future.

Sapiens PartnerHub

Sapiens is a global organization with over three decades of extensive experience in insurance innovation and technology. We seek out and identify the most relevant, advanced and innovative technology solutions for the insurance market. We connect third-party technology and insuretech solutions to our Sapiens PartnerHub, from where we make their offerings available to insurers for their own use, and for the use of their customers.

Sapiens ReinsuranceMaster

Sapiens ReinsuranceMaster (formerly called Sapiens Reinsurance) is a comprehensive business and accounting system, providing a superior solution for all types of reinsurance contracts – treaty and facultative, and proportional and non-proportional. It enables insurers of all sizes to manage their entire range of reinsurance contracts and activities for all lines of business, including rich accounting functionality and reporting capabilities.

Our reinsurance solution enables full and flexible control of reinsurance processes, with built-in automation of contracts, calculations and processes. By incorporating fully automated functions adapted conveniently for your business procedures, Sapiens Reinsurance provides flexible and total financial control of your reinsurance processes, including complete support for all auditing requirements and statutory compliance.

Sapiens ReinsurancePro

Sapiens ReinsurancePro (formerly called StoneRiver URS) is an efficient reinsurance administration system, supporting all types of reinsurance processing, regardless of volume, in one comprehensive and powerful reinsurance system. The system produces Schedule F automatically. Our solution enables insurance companies to manage and automate the underwriting and administration of reinsurance, including treaty and facultative, ceded, assumed and retroceded reinsurance.

Sapiens Reinsurance GO

Sapiens Reinsurance GO (formerly called StoneRiver FRS) is designed to meet the ceded reinsurance processing needs of property and casualty providers, from calculating premium and claim cessions, to producing the data required for Schedule F. Sapiens Reinsurance GO consolidates reinsurance accounting and cash management into one area. It automatically attaches and calculates ceded premium, commissions, losses, reserves and LAE, and automatically allocates ceded transactions to reinsurers.

Sapiens Workers’ Compensation Offerings

Sapiens Platform for Workers’ Compensation

The Sapiens Platform for Workers’ Compensation includes the Sapiens CoreSuite for Workers’ Compensation, Sapiens Connect for Worker’s Connection (a portal solution) and Sapiens IntelligencePro (business intelligence).

Sapiens CoreSuite for Workers’ Compensation

The Sapiens CoreSuite for Workers’ Compensation (formerly StoneRiver PowerSuite) offers larger carriers, administrators and state funds the technology solutions that enable them to adapt quickly to business and market conditions, offering high levels of accuracy and efficiency. The suite provides broad functionality throughout the entire insurance lifecycle for workers’ compensation, via a core suite, as well as policy, claims and intelligence modules that can be deployed individually, or as an integrated solution. This suite can be purchased as an integrated offering, or standalone components:

Sapiens PolicyPro and Sapiens ClaimsPro.

Sapiens GO for Workers’ Compensation

Sapiens GO for Workers’ Compensation (formerly called StoneRiver CompSuite) was developed specifically for carriers, managing general agents (MGAs), self-insurance funds and third-party administrators. Sapiens GO can deliver a turnkey solution in just 120 days. With its streamlined user interface and advanced business features, the suite addresses critical objectives for carriers, MGAs, self-insurance funds and third-party administrators (TPAs). This suite can be purchased as an integrated offering, or standalone components:

Sapiens PolicyGO and Sapiens ClaimsGO for Workers’ Compensation

Sapiens Financial and Compliance Solutions

Sapiens FinancialPro

Sapiens FinancialPro (formerly called StoneRiver PRO) is accounting software designed for insurers to meet their unique requirements for cash, statutory and GAAP reporting, well as unique allocation and consolidation needs. It handles multi-basis accounting and inter-company transactions, and facilitates the speed and accuracy of financial reporting. Sapiens insurance experts assist carriers in collecting and reporting information they need to expedite all regulatory processes.

Sapiens Financial GO

Sapiens Financial GO (formerly called StoneRiver PTE) gives small- and mid-sized insurers a competitive edge in today’s marketplace, because it’s developed and supported by highly experienced insurance experts. The solution is designed to meet insurers’ specific requirements for cash, statutory and GAAP reporting, as well as unique allocation and consolidation needs. Sapiens Financial GO manages and presents data to help insurance managers make informed decisions.

Sapiens StatementPro

Sapiens StatementPro (formerly StoneRiver eFreedom) makes statement preparation faster and simpler by offering one-click navigation between statements, pages and form validations (cross-checks) to the pages they reference. Intuitive workflow and helpful wizards lead users effortlessly through each step, transforming the filing process and offering one-step filing Additionally, Sapiens offers Sapiens CheckPro (formerly called StoneRiver Power2Pay) and Sapiens Reporting Tools.

Sapiens Business Decision Management Solutions

Sapiens Decision is a set of complete decision management solutions that place software development in the hands of the business domain and enforce business logic across all enterprise applications. Decision effectively addresses the complexity of determining and then translating business logic – data, business rules and machine learning used to make business decisions – into operational code. The business side of the organization can model, validate, test and simulate the business logic required for all new processes using Sapiens Decision. The process takes days or weeks, instead of months or years. A rigorous, structured approach ensures accuracy, efficiency and consistency during modeling. The models may then be automatically generated and deployed as code into automated DevOps environments, ensuring that the software is fully aligned with the organization’s business needs.

We are currently focusing on the development and marketing of Sapiens Decision in the financial services market in North America and Western Europe, and we are building best practices to be used primarily by mortgage, retail and investment banking where the scale and complexity of operations requires enterprise-grade technology that can easily be adapted as policies and business strategies rapidly evolve. We also developed and market Sapiens Decision for the insurance industry and leverage our industry knowledge and close relationships with our existing customers and partners Decision targets multiple markets, including consumer and commercial, investment and mortgage banking; as well as the P&C and life insurance markets.

Sapiens Decision for Insurance (formerly called Sapiens DECISION) enables insurers to efficiently adapt their business operations to the demands of digital transformation, changing regulations, customer demands and increasing competition. It is currently used by a top-tier, P&C insurance company to implement process automation and effect digital transformation. Sapiens Decision transforms how insurance carriers are approaching change, by modernizing traditional business rules management. It enables insurers to grow their business and respond to market needs through accurate and consistent enforcement of business rules and policies.

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

Program delivery includes:

●	Project and program management

●	Core development and implementation

●	Integration

●	Deployment

●	Testing

Business transformation services are comprised of:

●	Business transformation – planning and strategy, business process evaluation, training and change management

●	Digital transformation – business model and processes transformation, plus data management consolidation and data migration

●	User acceptance testing (UAT)

●	System integration

Managed services include:

●	Hosting services

●	Application and system management

●	Ongoing production support

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

Benefits include:

●	Project delivery experience – more than 35 years of field-proven project delivery of core system solutions, based on best practices and accumulated experience.

●	System integration – we help our customers deploy modern solutions, while expertly integrating these solutions with their legacy environments that must be supported.

●	Global presence – insurance and technology domain experts are located close to our customers to provide professional services.

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

Such services include:

●	Adding new lines of business and functional coverage to existing solutions running in production

●	Ongoing support services for managing and administering the solutions

●	Creating new functionalities, per specific requirements of our customers

●	Assisting with compliance for new regulations and legal requirements

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

Our Strengths

Comprehensive digital platform of high-end, crucial business-solutions for insurance – Sapiens is a one-stop-shop offering end-to-end solutions for both the P&C and L&A markets, supporting most sub-segments of these markets and the complete lifecycle of product lines. Our software supports and enables our customers’ core insurance business processes throughout the full lifecycle, including policy administration, billing and claims. These are accompanied by the Sapiens DigitalSuite, which offers strong analytics, data management and customer engagement capabilities. We believe this is a unique offering among software providers. Built for global and multi-national operations, our solutions are used in a variety of international regulatory, language and currency environments. And our digital suite is pre-integrated with our Sapiens core products.

Innovative solutions with leading functionality and technology – Our platforms, suites and solutions are based on advanced, modern architectures that are specifically designed to satisfy our customers’ needs. These offerings are integrated, modular and component-based, and include scalable product suites supporting various lines of business. By using our solutions, carriers can support new sales channels, including mobile and social, reduce time to market for new product launches, and lower total cost of ownership. Additionally, we significantly invest in research and development to ensure that our products employ new technology, are compatible with the needs of our clients and are easy to use. As a result, our products maintain a leadership position, as recognized by top industry analysts – such as Celent, Gartner and Novarica – for their levels of technology and functionality.

One-stop-shop across products and services – In addition to our market-leading products across P&C and L&A, we possess consulting and implementation capabilities, which we use to customize our products and design the solution that best meets our customers’ requirements. We believe that our customers do business with us not only because of our leading products, but also due to our complementary service offerings, which enhance our products and enable clients to maximize the value derived from our solutions.

Additionally, Sapiens’ managed services proposition enables our customers to benefit from a long-term engagement model that helps them take care of their IT operational aspects and ongoing business support. We believe that this approach lowers the risks for our clients, as they transition to a new system, and at the same time provides them with the desired functionality. We consult with each of our customers to determine their specific needs and then enhance our core solution and customize the appropriate interfaces.

Strong, diverse and stable customer base – Sapiens currently serves more than 450 customers globally, including some of the world’s largest global insurance carriers and financial institutions. Our customer base is diversified across insurance providers of all types and sizes. We have been able to successfully maintain these customers due to our broad product portfolio geared toward addressing the needs of the various industries. In addition, our business decision management platform is applicable across the financial services industry, including a wide range of financial institutions, and offers an opportunity for further diversification in other markets. Such a diversified portfolio of products enables us to benefit further from cross- and up-sell opportunities to this large customer base. Geographically, we derived 47.1%, 44.4%, 4.6%, and 3.9% of our revenues from the North American, European, and Asia-Pacific regions, and from South Africa, respectively, in the year ended December 31, 2018, and 40.7%, 44.9%, 6.7% and 7.7% from these respective areas, in the year ended December 31, 2017.

Long-term relationships with customers – Our products are at the core of our customers’ businesses, which ensures that our customers continue to use and co-invest in our products, providing us with long-term relationships that result in revenue stability. Installing a new core system is a major undertaking for insurance carriers that involves extended pre-production work and entails a comprehensive integration and implementation effort that is offered as part of our services. Many of our customer relationships have been in place for more than 10 years and we have benefited from recurring revenues as customers request support, upgrades and enhancements for our systems. We successfully leverage these relationships in a mutually beneficial way, by marketing complementary solutions to our loyal customer base.

Global company –Sapiens’ 450 customers and 2,500 (approximately) employees are located in 25 countries around the world. We bave five major development, delivery and support centers in Israel, U.S., India, Poland and the UK. Sapiens’ “think global, act local” approach is based on having experts in close proximity to Sapiens customers, to establish and maintain strong relationships, and provide fast support when necessary

Proven management team – Sapiens’ management team has extensive experience in the insurance and financial services industries, and we have been able to achieve our business and development objectives to date. Management has also been successful in retaining key personnel from the companies we acquired, enabling us to benefit from their experience and knowledge of the acquired products and technology. Our management team possesses a variety of skills in product development, business development, sales, marketing, technology and finance, as well as a unique knowledge of the financial services industry. We have maximized contributions from our hard-working, talented and innovative employees.

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

Continue to innovate and extend the leadership of our product offerings – We plan to continue to invest in research and development (R&D) to enhance our software platforms, as well as expand our business and technology partnerships, and to ensure our offerings remain leading products, in terms of functionality and technology. Sapiens believes our focus on innovation, combined with our industry expertise, will enable us to improve our existing offerings and allow us to produce new solutions for the benefit of our customers and partners.

Leverage our global footprint to offer our complete platform/solutions – Sapiens intends to broaden our existing offering of solutions to enhance our presence in the geographies in which we currently operate. In particular, we believe that there is considerable opportunity to grow sales of our P&C platforms in the United States, Canada and Europe. Additionally, we plan to market our current suite of solutions to previously untapped countries in Europe, to continue to generate revenue on existing products in new geographies. Sapiens also plans to expand the market reach of our business decision management platform into Europe and the Asia Pacific region.

Mergers and Acquisitions (M&As) – Our M&A approach facilitates our growth strategy. We continually (but also prudently) seek to identify new growth markets to penetrate via acquisition of local offices and customer bases. In addition, we aim to enhance our product portfolio with complementary solutions that will help our customers excel. Sapiens believes that our acquisition of local customer bases and expertise will accelerate our market penetration in strategic regions. We continue to successfully leverage the acquisition of StoneRiver and Adaptik to strengthen our presence in North America, expand our product portfolio and accelerate our footprint in the North American P&C market.

Capture adjacencies and new opportunities – Insurance software vendor engagements with insurers are often long-term. To maximize the value of our current offerings and leverage our ongoing relationships with customers, Sapiens plan to feature and promote our digital suite and managed services proposition to enhance our presence in the insurance market. Additionally, we plan to focus on deeper penetration of the financial services market with our business decision management platform. Our business decision management platform can be used in a wide variety of organizations (particularly banking) to facilitate streamlined and efficient regulatory compliance.

Invest in sales and marketing – Sapiens plans to strengthen our sales and marketing teams by working with and training sales professionals with experience in the insurance industry, or with connections to new or existing customers. We continually try to expand market-awareness of our brand and solutions, including our recent total rebrand of our website and master brand architecture, and enter new markets and domains within the insurance technology space. We believe that the strength of our core solutions, the experience of our sales and marketing team, and our established and growing customer base create a significant opportunity to provide new and complementary solutions that address the ongoing needs of our customers.

Focus on our existing customer base – One of our strongest assets is our large and continuously-growing customer base and our long-term relationship with our customers. As we continuously grow our product portfolio, our value-added services, and our managed services proposition, Sapiens has a unique opportunity to enhance our footprint within our existing customers base via cross- and up-selling. By providing additional services and products, Sapiens can grow its presence with established customers. The company plans to strengthen its account management team and in 2018 we made a strategic decision to create a new team to evolve our previous customer support model from a “siloed-by-business” support approach to what is now a fully integrated customer success team that supports all Sapiens’ product lines. We recruited several key executives in 2018 and we will continue to expand this team throughout 2019.

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

Competitive Landscape for our Insurance Software Solutions

Our competitors in the insurance software solutions market differ from us based on size, geography and lines of business. Some of our competitors offer a full suite, while others offer only one module; some operate in specific (domestic) geographies, while others operate on a global basis. And delivery models vary, with some competitors keeping delivery in-house, using IT outsourcing (ITO), or business process outsourcing (BPO).

The insurance software solutions market is highly competitive and demanding. Maintaining a leading position is challenging, because it requires:

●	Development of new core insurance solutions, which necessitates a heavy R&D investment and in-depth knowledge of complex insurance environments.

●	Technology innovation to attract new customers, with rapid, technology-driven changes in the insurance business model and new propositions coming.

●	A global presence and the ability to support global insurance operations.

●	Ability to manage multiple partnerships, due to the changing landscape of insurers’ ecosystems.

●	Extensive knowledge of regulatory requirements and how to fulfill them (they can be burdensome and require specific IT solutions).

●	Continued support and development of the solutions entails a critical mass of customers that support an ongoing R&D investment.

●	Know-how of insurance system requirements and an ability to bridge between new systems and legacy technologies.

●	Enabling mission-critical operations that require experience, domain expertise and proven delivery capabilities to ensure success

The complex requirements of this market create a high barrier to entry for new players. As for existing players, these requirements have led to a marked increase in M&A transactions in the insurance software solutions sector, since small, local vendors have not been able to sustain growth without continuing to fund their R&D departments and following the globalization trend of their customers.

We believe Sapiens is well-positioned to leverage our modern solutions, customer base and global presence to compete in this market and meet its challenges. In addition, our accumulated experience and expert teams allow us to provide a comprehensive response to the IT challenges of this market.

Different types of competitors include:

●	Global software providers with their own IP.

●	Local/domestic software vendors with their own IP, operating in a designated geographic market and/or within a designated segment of the insurance industry.

●	BPO providers who offer end-to-end outsourcing of insurance carriers business, including core software administration (although BPO providers want to buy comprehensive software platforms to serve as part of the BPO proposition from vendors and may seek to purchase our solutions for this purpose).

●	Internal IT departments, who often prefer to develop solutions in-house.

●	New insuretech companies with niche solutions.

We differentiate ourselves from our competitors via the following key factors:

●	We offer innovative and modern software solutions, with rich functionality and advanced, intuitive user interfaces.

●	Sapiens uses model-driven architecture that allows rapid deployment of the system, while reducing total cost of ownership.

●	Our solutions are built using an architecture that allows customers to implement the full solution or components, and readily integrate the solution or individual components into their existing IT landscape.

●	Strong and global partnership program, with established IT players and new insuretech companies, to ensure linkage to innovative technologies and new business models, as well as ongoing work to embed innovation into Sapiens platforms.

●	We recognize technology trends and invest in adjusting our solutions to keep pace with today’s frenetic evolutions.

●	We are able to fund R&D investment and maintain the competitive advantage of our products, due to our large and growing customer base and financial stability.

●	Our delivery methodology is based on extensive insurance industry experience and cooperation with large insurance companies globally. Our track record over the past few years in developing a strong off-shore development center is also a significant parameter in differentiating our abilities in the services space.

We leverage our proven track record of successful delivery to help our customers deploy our modern solutions, while integrating with their legacy environment (when that legacy environment must remain supported).

Competitive Landscape for Business Decision Management Solutions

Sapiens Decision is a pioneer in this disruptive market landscape. Since the introduction of our innovative approach to enterprise architecture to the market, we have identified only a small number of potential competitors.

We differentiate ourselves from our potential competitors through the following key factors:

●	We believe that Sapiens Decision is the only solution (that is currently generally available and already in production) that offers a true separation of the business logic in a decision management system for large enterprises.

●	Sapiens Decision is unique in its proven ability to support complex environments, with a full audit trail and governance that is crucial for large financial services organizations.

●	We understand complex environments where Decision is deployed, due to our experience delivering complex, mission-critical solutions.

Geographical Scope of Our Operations

For a breakdown of the geographical regions in which our revenues are generated and the relative amounts of such revenues over the course of the last three fiscal years, please see: “Item 5 – Operating and Financial Review and Prospects—A. Operating Results—Revenue by geographical region” below in this annual report.

Sales and Marketing

Our main sales channel is direct sales, with a small portion of partner sales. Our sales team is dispersed across our regional offices in North America, the United Kingdom, Belgium, France, Israel, Australia, India, Poland and the Nordics. The direct sales force is geared to large organizations within the insurance and financial services industry.

In 2018, we continued to significantly invest in our target regions – North America, the UK, Europe and South Africa – and in our sales, presales, domain experts and marketing teams. We anticipate that our sales team will leverage their proximity to customers and prospective clients to drive more business, and offer our services across our target markets.

Our account managers were focused on building ongoing relationships with existing customers during the past year, to maintain a high level of customer satisfaction and identify up-selling opportunities within these organizations. We believe that a high level of post-contract customer support is important to our continued success.

As part of our sales process, we typically sell a package that includes a license, implementation, customization and integration services, and training services. All of our clients for whom we have deployed our solutions elect to enter into an ongoing maintenance and support contract with us. We aim to expand our distribution model to include more channel partners and system integrators, but we intend to maintain the direct sales model as our prime distribution channel.

We attend major industry trade shows to improve our visibility and our market recognition. Additionally, we host client conferences– such as our annual Sapiens Client Conference, which took place in North Atlanta, U.S. in September 2016; in Lisbon, Portugal in October 2017; and in San Antonio, Texas, U.S. in 2018. We continue investing in our web presence and digital marketing activities to generate leads and enhance our brand recognition. As previously mentioned, we invested in our rebranding that included a new website that was launched in 2018 through early 2019. Sapiens maintains a blog channel (“Sapiens Spotlight”) and we also invest in our working relationships and advisory services within the global industry-analyst community.

We work together with standards providers – such as ACORD and MISMO– to further enrich our offerings and provide our customers with comprehensive and innovative solutions that address the entire breadth of their business needs.

Intellectual Property

Sapiens relies on a combination of contractual provisions and intellectual property law to protect our proprietary technology. We believe that due to the dynamic nature of the insurance and software industries, factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services build upon the protection offered by copyrights.

We seek to protect the source code of our products as trade secret information and as unpublished copyright work, although in some cases, we agree to place our source code into escrow. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements that grant customers a personal, non-transferable license to use our products and contain terms and conditions prohibiting the unauthorized reproduction, reverse engineering or misuse of our products. In addition, we attempt to protect trade secrets and other proprietary information through agreements with employees, consultants and distributors.

Our trademark rights include rights associated with our use of our trademarks, and rights obtained by registration of our trademarks. Our use and registration of our trademarks do not ensure that we have superior rights to others that may have registered or used identical or related marks on related goods or services. We have registrations for the mark “Sapiens” in USA, Benelux, Germany, France, Italy Switzerland and Israel. In the past we have registered trademarks and tradenames for many of our products both in the US and in the European Union, and we intend to continue to do so going forward. The initial terms of protection for our registered trademarks range from 10-20 years and are renewable thereafter.

In the third quarter of 2014, we acquired Knowledge Partners International LLC, or KPI, and the assets of The Decision Model, or TDM, which included certain intellectual property rights, including a patent held by TDM and a patent application for The Event Model, or TEM. Both TDM and TEM relate to decision management methodology. See “Item 4.B. Business Overview— Sapiens Business Decision Management Solutions” for further information.

In the first quarter of 2017, we acquired StoneRiver. The acquisition of StoneRiver included the acquisition of about 25 registered trademarks and one issued patent.

Regulatory Impact

The global financial services industry is subject to significant government regulations that are constantly changing. Financial services companies must comply with regulations, such as the Sarbanes-Oxley Act, Solvency II, Retail Distribution Review (known as RDR) in the United Kingdom, the Dodd-Frank Act, the GDPR (enforceable as of May 25, 2018) and other directives regarding transparency. In addition, many individual countries have increased supervision over financial services operating in their market.

For example, regulators in Europe have been very active, motivated by past financial crises and the need for pension restructuring. Distribution of policies is being optimized with the increasing use of bank assurance (selling insurance through a bank’s established distribution channels), supermarkets and kiosks (insurance stands). Increased activity – such as that occurring in Europe – would generally tend to have a positive impact on the demand for our software solutions and services. Nevertheless, insurers are cautiously approaching spending increases, and while many companies have not taken proactive steps to replace their software solutions in recent years, many of them are now looking for innovative, modern replacements to meet the regulatory changes.

For further information, please see Item 5.D below, “Trend Information.”

C.	Organizational Structure.

Sapiens International Corporation N.V., or Sapiens N.V., is the parent company of the Sapiens group of companies. Our significant subsidiaries are as follows (subsidiary companies of other Sapiens subsidiaries are listed in indented format beneath their respective parent companies below):

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

Sapiens Americas Corporation: incorporated in New York, U.S. (this entity includes the operations of each of the following former wholly-owned subsidiaries of Sapiens Americas Corporation, which were merged into it effective as of January 1, 2019: Maximum Processing Inc., 4Sight Business Intelligence Inc., StoneRiver, Inc. and Adaptik Corporation)

Sapiens Technologies (1982) Ltd.: incorporated in Israel

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

Neuralmatic Ltd.: incorporated in Israel (owned 66% by Sapiens L&P)

Sapiens NA Insurance Solutions Inc.: incorporated in Delaware, US (owned 100% by Sapiens L&P)

Sapiens (UK) Insurance Software Solutions Limited: incorporated in the UK (owned 100% by Sapiens L&P))

Formula Insurance Solutions France (F.I.S France): incorporated in France (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

Sapiens Software Solutions (Australia) PTY. Ltd.(Former FIS- AU Pty Limited: incorporated in Australia (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

Sapiens Software Solutions Denmark ApS: incorporated in Denmark (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

Sapiens SA (PTY) Ltd.: incorporated in South Africa (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

Sapiens Software Solutions (Norway) AS ): incorporated in Norway (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

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

Sapiens Software Solutions (Singapore) PTE. LTD (formerly Ibexi Solutions Pte Limited): incorporated in Singapore (owned 100% by Sapiens Software Solutions (India) Private Limited)

Sapiens Software Solutions (Poland) Sp. z o.o. (formerly Insseco Sp. z o.o.): incorporated in Poland (owned 100% by Sapiens Technologies (1982) Ltd.)

Sapiens Software Solutions Istanbul YAZILIM HİZMETLERİ İÇ VE DIŞ TİCARET ANONİM ŞİRKETİ: incorporated in Turkey (owned 100% by Sapiens Technologies (1982) Ltd.)

LLC Sapiens Software Solutions (Latvia) (formerly KnowledgePrice.com): incorporated in Latvia (owned 100% by Sapiens Technologies (1982) Ltd.)

We are a member of the Formula Systems (1985) Ltd., or Formula, Group (NASDAQ: FORTY and TASE: FORT). Formula is a holding and managing company of (currently) three publicly traded companies that provide IT solutions worldwide, developing and implementing innovative, proprietary software, services and solutions, turnkey projects and outsourcing services, as well as software distribution and support. In addition, Formula holds interests in several private companies, including a software solution company, an IT staffing company and a company that provides various command and control, intelligence and knowledge management and other systems and solutions.

Based on information provided to the Company by Formula, Formula held 24,029,094 of our Common Shares, or approximately 48.1% of our outstanding Common Shares as of March 1, 2018. As of March 1, 2018, Asseco held 26.3% of the outstanding share capital of Formula. In addition, on October 4, 2017 Asseco entered into a shareholders agreement with our Chairman of the Board, under which agreement Asseco has been granted an irrecoverable proxy to vote an additional 1,971,973 ordinary shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 39.7% of Formula’s outstanding ordinary shares. [

Based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us.

D.	Property, Plants and Equipment.

We lease office space, constituting our primary office locations, in the following countries: Israel, the United States, India, Poland, South Africa, the United Kingdom, Latvia, China, Canada and Denmark. The lease terms for the spaces that we currently occupy are generally five to eleven years. Based on our current occupancy, we lease (except for owned real property indicated below) the following amount of office space in the following locations, which constitute our primary locations:

●	Israel – approximately 128,419 square feet;

●	United States – approximately 87,229 square feet*;

●	India – approximately 82,157 square feet;

●	Poland – approximately 34,536 square feet;

●	South Africa – approximately 42,269 square feet;

●	United Kingdom – approximately 21,326 square feet;

●	Latvia – approximately 8,548 square feet;

●	China – approximately 2,860 square feet;

●	Canada – approximately 1,407 square feet; and

●	Denmark – approximately 237 square feet.

* 10,243 square feet of such office space in the United States constitutes owned real property.

Our Israeli offices house our corporate headquarters, as well as our core delivery research and development activities. As of December 31, 2018, the lease at our Israeli facility is for a term of in excess of four remaining years, and we have an option to extend the term for an additional five years. In 2018, our rental costs totaled $7.2 million, in the aggregate, for all of our leased offices. We believe that our existing facilities are adequate for our current needs.

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

Overview

We are a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core software solutions for Life, Pension & Annuities (L&A) and Property & Casualty/General Insurance (P&C) providers, allowing them to manage policy administration, claims management and billing functions. In addition, we offer a variety of other technology-based solutions that enable organizations to deploy business logic and comply with policies and regulations across their organizations. Our solutions enable customers to respond to evolving market needs and regulatory changes, while improving the efficiency of their core operations, thereby increasing revenues and reducing costs. We also generate revenues from technology products, Decision and e-Merge from insurance and non-insurance industries.

We derive our revenues principally from the sale, implementation, maintenance and support of our solutions and from providing consulting and other services related to our products. Revenues are comprised primarily of revenues from services, including systems integration and implementation and product maintenance and support, and from licenses of our products.

A.	Operating Results.

Results of Operations

The following tables set forth certain data from our results of operations for the years ended December 31, 2016, 2017 and 2018, as well as such data as a percentage of our revenues for those years. The data has been derived from our audited consolidated financial statements included in this annual report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this annual report.

Statement of Income Data

(U.S. dollars, in thousands, except share and per share data)

	For the year ended December 31,
	2016	2017	2018
Revenues	$216,190	$269,194	$289,707
Cost of revenues	130,402	175,678	180,138
Gross profit	85,788	93,516	109,569
Operating expenses:
Research and development	16,488	31,955	34,414
Selling, marketing, general and administrative	44,460	60,559	52,133
Total operating expenses	60,948	92,514	86,547
Operating income	24,840	1,002	23,022
Financial income (expense), net	533	(3,010)	(3,991)
Income (loss) before tax benefit (taxes on income)	25,373	(2,008	19,031
Tax benefit (taxes on income)	(5,772)	2,564	(5,031)
Net income	19,601	556	14,000
Attributed to non-controlling interests	(43)	(189)	215
Attributed to redeemable non-controlling interest	(135)	43	-
Adjustment to redeemable non-controlling interest	443	350	-
Net income attributable to Sapiens’ shareholders	$19,336	$352	$13,785

Statement of Income Data
(as a Percentage of Revenues)

	For the year ended December 31,
	2016	2017	2018
Revenues	100%	100%	100%
Cost of revenues	60.3%	65.3%	62.2%
Gross profit	39.7%	34.7%	37.8%
Operating expenses:
Research and development	7.6%	11.9%	11.9%
Selling, marketing, general and administrative	20.6%	22.5%	18%
Total operating expenses	28.2%	34.4%	29.9%
Operating income	11.5%	0.4%	7.9%
Financial income (expense), net	0.2%	1.1%	1.4%
Income before tax benefit (taxes on income)	11.7%	0.7%	6.6%
Tax benefit (taxes on income)	2.7%	1.0%	1.7%
Net income	9.0%	0.2%	4.8%
Attributed to non-controlling interests	0.0%	0.1%	0.1%
Attributed to redeemable non-controlling interest	0.0%	0.0%	0.0%
Adjustment to redeemable non-controlling interest	0.1%	0.1%	0.0%
Net income attributable to Sapiens’ shareholders	8.9%	0.1%	4.8%

Comparison of the years ended December 31, 2017 and 2018

Revenues

Please refer to “Critical Accounting Policies and Estimates” below in this Item 5.A for a description of our accounting policies related to revenue recognition.

Our overall revenues increased by $20.5 million, or 7.6%, to $289.7 million for the year ended December 31, 2018 from $269.2 million for the year ended December 31, 2017, as shown in the table below:

	Year ended December 31, 2017	Year-over- year change	Year ended December 31, 2018
($ in thousands)	$269,194	7.6%	$289,707

Revenues are derived primarily from implementation of our solutions and post-implementation services such as ongoing support and maintenance and professional services as part of an overall solution that we offer to our customers. The net increase in revenues of approximately $20.5 million for the year ended December 31, 2018 was attributable to additional revenues from acquired entities, which contributed $32.9 million towards that increase, primarily from the acquisition of Knowledgeprice, which was completed on December 31, 2017, the acquisition of Adaptik, which was completed in March 2018, and the inclusion of StoneRiver’s revenues for the first two months of 2018, since StoneRiver was consolidated starting March 1, 2017. The increase is partially offset by decreases in revenues in an aggregate amount of $17.8 million due to a material reduction in services ordered by a customer in South Africa, and to our downsizing of our non-insurance and financial services activities in Japan, which started in 2017 and continued into 2018.

Revenues by geographical region

The dollar amount and percentage of our revenues attributable to each of the geographical regions in which we conduct our operations for the years ended December 31, 2017 and 2018, respectively, as well as the percentage change between such periods, were as follows:

	Year ended December 31, 2017		Year-over-	Year ended December 31, 2018
($ in thousands)	Revenues	Percentage	year change	Revenues	Percentage
Geographical region
North America*	$109,560	40.7%	24.6%	136,477	47.1%
Europe**	120,926	44.9%	6.3%	128,513	44.4%
Asia Pacific	18,059	6.7%	(26.0)%	13,371	4.6%
South Africa	20,649	7.7%	(45.1)%	11,346	3.9%
Total	$269,194	100%	7.6%	289,707	100%

*	Revenue amounts for North America that are shown in the above table consist of revenues from the United States, plus approximately $1.1 million and $0.7 million of revenues generated in Canada in the years ended December 31, 2017 and 2018, respectively.

**	Revenue amounts for Europe that are shown in the above table include revenues from the UK, the rest of Europe and Israel.

Our revenues in North America increased by $26.9 million, or 24.6%, to $136.5 million for the year ended December 31, 2018 from $109.6 million for the year ended December 31, 2017. That increase was comprised primarily of an increase of $28.9 million in revenues from newly-acquired entities.

Our revenues in Europe increased by $7.6 million, or 6.2%, to $128.5 million in the year ended December 31, 2018 from $120.9 million in the year ended December 31, 2017. The increase was primarily attributable to revenues from a newly acquired entity, KnowledgePrice, which was acquired in December 2017.

Our revenues in Asia Pacific, or APAC, decreased by $4.7 million, or 26%, to $13.4 million in the year ended December 31, 2018 from $18.0 million in the year ended December 31, 2017. The decrease was primarily attributable to our downsizing of non-insurance and financial services activities in Japan which started in 2017 and continued into 2018.

Our revenues in South Africa decreased by $9.3 million, or 45%, to $11.3 million in the year ended December 31, 2018 from $20.1 million in the year ended December 31, 2017. That decrease was primarily attributable to a material reduction in services ordered by a customer in South Africa in 2018.

Effective as of January 1, 2018, we implement the provisions of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). ASC 606 supersedes the revenue recognition requirements in ASC Topic 605, “Revenue Recognition” (“ASC 605”)

The initial application of ASC 606 had no material impact on our revenues recognized during 2018.

Cost of Revenues

Our cost of revenues for the years ended December 31, 2017 and 2018, respectively (both in absolute terms and as a percentage of our overall revenues), as well as the percentage change between those years, are provided in the below table:

($ in thousands)	Year ended December 31, 2017	Year-over- year change	Year ended December 31, 2018
Cost of revenues	$175,678	2.5%	$180,138
Cost of revenues as a percentage of revenues	65.3%		62.2%

Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense to employees and subcontractors, travel expenses, as well as amortization of acquired technologies and depreciation. Our cost of revenues increased by $4.5 million, or 2.5%, to $180.1 million for the year ended December 31, 2018, as compared to $175.6 million for the year ended December 31, 2017. The increase in absolute cost of revenues of $4.5 million was primarily attributable to an increase in cost of revenues of acquired companies (i.e., those acquired in 2017 and 2018) totaling $17.7 million, offset mainly by a decrease due to our cost reduction program, which was implemented in 2017 in the United States, Israel and the UK (and which reduced cost of revenue in 2018), in addition to an increase in our offshore operations, which also reduced cost of revenues in 2018. Cost of revenues decreased as a percentage of our revenues during the year ended December 31, 2018, to 62.2%, as compared to 65.3% during the year ended December 31, 2017. The 3.1% decrease in the cost of revenues as a percentage of our revenues was primarily attributable to the above-described cost reduction program and increase in offshore activities, which further contributed to our cost efficiency.

Gross profit

Our gross profit for the years ended December 31, 2017 and 2018, respectively (both in absolute terms and as a percentage of our overall revenues), as well as the percentage change between those periods, are provided in the below table:

($ in thousands)	Year ended December 31, 2017	Year over- year change	Year ended December 31, 2018
Gross profit	$93,516	17.2%	$109,569
Gross profit as a percentage of revenues	34.7%		37.8%

Our gross profit increased by $16.0 million, or 17.2%, to $109.6 million for the year ended December 31, 2018, as compared to $93.6 million for the year ended December 31, 2017. This increase was primarily attributable to the absolute increase in our revenues by $20.5 million for the year ended December 31, 2018 compared to the year ended December 31, 2017, as well as an increase in gross margin by 3.1% from 2017 to 2018 that mainly was attributable to our cost reduction program, as well as the increase in our offshore activities in 2018. The increase in gross profit as a percentage of revenues for the year ended December 31, 2018 was due to the factors described above.

Operating expenses

The amount of each category of operating expense for the years ended December 31, 2017 and 2018, respectively, as well as the percentage change in each such expense category between such periods, and the percentage of our revenues constituted by our total operating expenses in each such period, is provided in the below table:

($ in thousands)	Year ended December 31, 2017	Year-over- year change	Year ended December 31, 2018
Research and development, net	$31,955	7.7%	$34,414
Selling, marketing, general and administrative	60,559	(13.9)%	52,133
Total operating expenses	$92,514	6.4%	$86,547
Percentage of total revenues	34.4%		29.9%

Research and development expense is primarily comprised of compensation expense to employees and subcontractors, net of capitalization of software development costs. Our gross research and development expenses (before capitalization of eligible software development costs) for the year ended December 31, 2018 totaled $39.6 million compared to $37.5 million in the year ended December 31, 2017. Such increase of 5.5% was attributable to the R&D investments in our newly acquired entities, mainly Adaptik. Additionally, our R&D expenses during 2018 included a full-year of StoneRiver’s results, instead of only 10 months following the acquisition of StoneRiver on March 1, 2017. The increase was offset in part by a reduction in R&D investments in existing products, including StoneRiver’s products. Capitalization of software development costs accounted for $5.2 million of our research and development expenses, net for the year ended December 31, 2018, compared to $5.6 million in the year ended December 31, 2017, constituting an insignificant change from 2017 to 2018.

Selling, marketing, general and administrative, or SG&A, expenses, which are primarily comprised of compensation expense to employees and subcontractors, were $52.1 million for the year ended December 31, 2018 compared to $60.6 million in the year ended December 31, 2017, representing a decrease of $8.4 million. The decrease was primarily reflective of the non-recurring SG&A expense recognized in the second and fourth quarters of 2017 in an amount of $8.1 million due to cost reduction and reorganization plans, which expense was not repeated in 2018. The aforementioned second phase of our cost reduction and reorganization plan further contributed to our reduction in 2018 SG&A expenses on a full-year basis. Those reductions in SG&A were offset in part by an increase in SG&A in an amount of $6.8 million attributable to newly acquired entities. As a percentage of total revenues, our SG&A decreased from 22.5% in the year ended December 31, 2017, to 18.0% for the year ended December 31, 2018, primarily due to the cost reduction and reorganization program detailed above.

Operating income

Operating income and operating income as a percentage of total revenues for the years ended December 31, 2017 and 2018, respectively, as well as the percentage change in operating income between such periods, were as follows:

($ in thousands)	Year ended December 31, 2017	Year-over- year change	Year ended December 31, 2018
Operating income	$1,002	2,197.6%	$23,022
Percentage of total revenues	0.4%		7.94%

The increase in our operating income during the year ended December 31, 2018 relative to the year ended December 31, 2017 as an absolute amount, and the increase in operating income as a percentage of our revenues, as reflected in the above table, were attributable to the various gross profit and SG&A expenses trends described above, most significantly the cost reduction and reorganization plans implemented in 2017, which contributed to our profitability in 2018, and the increase in our offshore activities in 2018, which enhanced our improved gross margin.

Financial expense, net

The amount of our financial income, net, for the years ended December 31, 2017 and 2018, respectively, and the percentage of our revenues for those respective periods constituted by such amounts, as well as the percentage change in such amounts between such periods, were as follows:

($ in thousands)	Year ended December 31, 2017	Year-over- year change	Year ended December 31, 2018
Financial expense, net	$3,010	32.6%	$3,991
Percentage of total revenues	1.1%		1.4%

Financial expense, net, was $4.0 million for the year ended December 31, 2018 compared to financial expense of $3.0 million in the year ended December 31, 2017.

The increase in financial expenses in 2018 was primarily related to interest expenses on our outstanding debentures, which we initially issued and sold in September 2017 and which were outstanding throughout 2018 and which contributed towards the increase in financial expenses in an amount of $2 million in 2018, offset, in part, by a decrease in financial expenses due to the repayment in 2017 of a long-term loan that was outstanding for a six-month period during 2017, and which contributed $0.7 million towards financial expenses in 2017.

Taxes on income (tax benefit)

Taxes on income, both as a dollar value and as a percentage of income before taxes on income, for the years ended December 31, 2017 and 2018, respectively, as well as the percentage change in the amount of taxes on income between such periods, were as follows:

($ in thousands)	Year ended December 31, 2017	Year-over- year change	Year ended December 31, 2018
Taxes on income (tax benefit)	$(2,564)	296.3%	$5,031
As a percentage of income before taxes on income	(127.7)%		26.4%

In 2018, we recognized a net tax expense of $5.0 million resulting from our higher taxable income compared to 2017. In 2017, we had an income tax benefit which amounted to $2.6 million,. The tax benefit in 2017 was primarily attributable to the one-time effect of $3.8 million of tax benefit resulting from the remeasurement of our deferred tax liability in respect of our US subsidiaries due to a decrease in the federal corporate income tax rate following the enactment of the Tax Cuts and Jobs Act in the United States in December 2017.

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

Net income attributable to Sapiens shareholders

The amount of net income attributable to Sapiens shareholders and such amount as a percentage of revenues for the years ended December 31, 2017 and 2018, respectively, as well as the percentage change in net income attributable to Sapiens shareholders between such periods, were as follows:

($ in thousands)	Year ended December 31, 2017	Year-over- year change	Year ended December 31, 2018
Net income attributable to Sapiens shareholders	$352	3,816.2%	$13,785
Percentage of total revenues	0.1%		4.8%

As a percentage of total revenues, our net income attributable to Sapiens shareholders increased from 0.1% in the year ended December 31, 2017 to 4.8% for the year ended December 31, 2018, reflecting the cumulative effect of all of the above-described line items from our statements of income.

Cost reduction and reorganization program implemented in 2017

Following the acquisition of StoneRiver, the cancellation of the project development process with a significant customer and downsizing of our non-insurance and financial services activities in Japan in 2017, we implemented a cost reduction and reorganization plan in the second and fourth quarters of 2017. The plan was intended to significantly reduce our cost base, restructure and realign our organization for better agility and productivity in utilization of our global workforce and improve our business performance, profitability and cash flow generation, We incurred $8.1 million of cost reduction and reorganization program expenses in 2017 primarily related to costs of employee terminations and reduction in lease facilities globally.

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

We believe that the following critical accounting policies affect the estimates and judgments that we made in preparing our consolidated financial statements:

●	Revenue Recognition

●	Marketable Securities

●	Business Combinations

●	Goodwill, long lived assets and other identifiable intangible assets

●	Taxes on Income

Revenue Recognition

Effective as of January 1, 2018, we implement the provisions of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). See Note 16 to our financial statements included in this annual report for further disclosures required under ASC 606.

Revenues are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services.

We determine revenue recognition through the following steps:

●	identification of the contract with a customer;

●	identification of the performance obligations in the contract;

●	determination of the transaction price;

●	allocation of the transaction price to the performance obligations in the contract; and

●	recognition of revenue when, or as, the Company satisfies a performance obligation.

Most of the Company’s contracts with customers contain multiple performance obligations. For these contracts, the Company accounts for individual performance obligations separately, if they are distinct.

On most occasions, the Company generates revenues from sales of software licenses which include significant implementation services. Such software licenses and implementation services are not considered distinct performance obligations, and are accounted for as combined performance obligations. In addition, the Company generates revenues from post implementation consulting services and maintenance services.

Revenues from contracts (either fixed price or Time and Materials (T&M)) that involve significant implementation, customization, or integration of the Company’s software license to customer-specific requirements are performance obligations that are satisfied over time. The underlying deliverable is owned and controlled by the customer, and does not create an asset with an alternative use to the Company. In addition, the entity has enforceable right to payment for performance completed to date. Accordingly, the Company recognizes revenue on such contracts over time, using the percentage of completion accounting method. The Company recognizes revenue and gross profit as the work is performed, based on a ratio between actual costs incurred compared to the total estimated costs for the contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses become probable, in the amount of the estimated loss on the entire contract.

When post implementation and consulting services do not involve significant customization, the Company accounts for such services as performance obligations satisfied over time, and revenues are recognized as the services are provided.

When the Company enters into a contract for the sale of software license which does not require significant implementation services, and the customer receives the rights to use the perpetual or term-based software license, the Company recognizes revenue from the sale of the software license at the time of delivery, when the customer receives control of the software license. The software license is considered a distinct performance obligation, as the customer can benefit from the software on its own.

The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Standalone selling prices of software license are estimated using the residual approach, due to the lack of selling software licenses on a standalone basis, or the fact Company sells the license to different customers for a broad range of amounts. Standalone selling prices of services are determined by considering several external and internal factors including, but not limited to, transactions where the specific performance obligation is sold separately.

In addition to software license fees, contracts with customers may contain an agreement to provide for maintenance services. The Company considers the maintenance performance obligation as a distinct performance obligation that is satisfied over time, and recognized on a straight-line basis over the contractual period.

Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions paid for initial contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized over an expected period of benefit. Sales commissions on initial contracts, which are commensurate with sales commissions paid for renewal contracts, are capitalized and then amortized correspondingly to the recognized revenue of the related initial contracts. Sales commissions for renewal contracts are capitalized and then amortized on a straight line basis over the related contractual renewal period. If the expected amortization period is one-year or less, the commission fee is expensed as incurred. Amortization expense related to these costs are included in sales and marketing expenses.

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

Based on our annual impairment test during the fourth quarter of each of 2016, 2017 and 2018 , no impairment to our goodwill was required.

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

As of December 31, 2018, we had a total of $231.3 million of goodwill and intangible assets, of which $22.4 million were attributable to capitalized software development costs, and the remainder of which were acquired as part of our prior acquisitions.

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

We evaluate our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, in accordance with ASC 360 (as described above). In evaluating potential impairment of these assets, we specifically consider whether any indicators of impairment are present, including, but not limited to whether there:

●	has been a significant adverse change in the business climate that affects the value of an asset;

●	has been a significant change in the extent or manner in which an asset is used; and/or

●	is an expectation that the asset will be sold or disposed of before the end of its originally estimated useful life.

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

Capitalized software development costs are amortized commencing with general product release by the straight-line method over the estimated useful life of the software product (primarily seven years). We assess the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold.

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

Recently Issued Accounting Pronouncements

For a description of our recently issued and recently adopted accounting pronouncements, see Note’s 2(v) and 2(w) to our consolidated financial statements appearing elsewhere in this annual report.

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

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, or the Industry Encouragement Law, provides several tax benefits for an “Industrial Company”. Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company if it is an Israeli resident company which was incorporated in Israel and at least 90% of its income in any tax year (other than income from certain government loans) is generated from an “Industrial Enterprise” that it owns and located in Israel. An “Industrial Enterprise” is defined as an enterprise whose major activity, in any given tax year, is industrial production.

An Industrial Company is entitled to certain tax benefits, including:

●	Deduction of the cost of the purchases of patents, or the right to use a patent or know-how or certain other intangible property rights (other than goodwill) that were purchased in good faith and are used for the development or promotion of the Industrial Enterprise, over an eight year period commencing on the year in which such rights were first exercised;

●	The right to elect, under certain conditions, to file a consolidated tax return together with Israeli Industrial Companies controlled by it; and

●	Expenses related to a public offering are deductible in equal amounts over three years beginning from the year of the offering.

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

Tax benefits for AEs approved before April 1, 2005

Under the Investment Law prior to the 2005 Amendment, a company that wished to receive benefits on its investment program that is implemented in accordance with the provisions of the Investment Law (referred to as an AE), had to receive an approval from the Israeli Authority for Investments and Development of the Industry and Economy (referred to as the Investment Center). Each certificate of approval for an AE relates to a specific investment program, delineated both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets— e.g., the equipment to be purchased and utilized pursuant to the program.

An AE may elect to forego any entitlement to the cash grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program. Under the alternative benefits program, a company’s undistributed income derived from an AE will be exempt from corporate tax for a period of between two (2) and ten (10) years from the first year of taxable income, depending on the geographic location within Israel of the AE, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as detailed below. The benefits period under AE status is limited to 12 years from the year in which the production commenced (as determined by the Investment Center), or 14 years from the year of receipt of the approval as an AE, whichever ends earlier. If a company has more than one AE program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval. Income derived from activity that is not integral to the activity of the AE will not enjoy tax benefits.

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

The corporate tax rates and related levels of foreign investments with respect to an FIC that has an AE program are set forth in the following table:

Percentage of non-Israeli ownership	Corporate Tax Rate

Over 25% but less than 49%	Up to 25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

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

Under the terms of the AE program, income that is attributable to one of our Israeli subsidiaries was exempted from income tax for a period of two years commencing in 2014

Tax Benefits Subsequent to the 2005 Amendment

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

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a BE depends on, among other things, the geographic location within Israel of the BE. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income generated by the BE for a period of between two to ten years, depending on the geographic location of the BE within Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as explained above. The benefits period is limited to 12 or 14 years from the year the company first chose to have the tax benefits apply, depending on the location of the company within Israel.

A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its BE during the tax exemption period will be subject to deferred corporate tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Dividends paid out of income attributed to a BE (or out of dividends received from a company whose income is attributed to a BE) are generally subject to withholding tax at source at the rate of 15% or at a lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The reduced rate of 15% is limited to dividends and distributions out of income attributed to a Beneficiary Enterprise during the benefits period and actually paid at any time up to 12 years thereafter except with respect to an FIC, in which case the 12-year limit does not apply.

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

Tax benefits under the 2011 Amendment that became effective on January 1, 2011

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its PFE (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is an industrial company, which is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity or (ii) a limited partnership that (a) was registered under the Israeli Partnerships Ordinance and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, PFE status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income (“PFI”) attributed to its PFE in 2011 and 2012, unless the PFE is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and was increased to 16% and 9%, respectively, in 2014 until 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for a PFE that is located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a Special PFE (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special PFE is located in a certain development zone. As of January 1, 2017, the definition for Special PFE includes less stringent conditions.

The classification of income generated from the provision of usage rights in know-how or software that were developed in a PFE, as well as royalty income received with respect to such usage, is subject, as PFE income, to the issuance of a pre-ruling from the Israel Tax Authority that stipulates that such income is associated with the productive activity of the PFE in Israel.

Dividends paid out of PFI attributed to a PFE or to a Special PFE are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed from such Israeli company to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). From 2017 to 2019, dividends paid out of PFI attributed to a PFE, directly to a foreign parent company, are subject to withholding tax at source at the rate of 5% (temporary provisions).

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a PTE and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as Preferred Technology Income, or PTI, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a PTE located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain Benefited Intangible Assets (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (previously known as the Israeli Office of the Chief Scientist) (referred to as IIA).

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a Special PTE (an enterprise for which, among others, total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on PTI regardless of the company’s geographic location within Israel. In addition, a Special PTE will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special PTE that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a PTE or a Special PTE, paid out of PTI, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed from such Israeli company to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). If such dividends are distributed to a foreign parent company holding at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

 We examined the impact of the 2017 Amendment and the degree to which we will qualify as a PTE or Special PTE, and the amount of PTI that we may have, or other benefits that we may receive, from the 2017 Amendment. Beginning in 2017, part of the Company’s taxable income in Israel is entitled to a preferred 12% tax rate under the 2017 Amendment.

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

Cash flows provided from operations were $27.7 million and $9.2 million during the years ended December 31, 2018 and 2017, respectively. We used $25.6 million and $73.2 million of cash in investing activities during the years ended December 31, 2018 and 2017, respectively. We used $9.4 million of cash in financing activities during the year ended December 31, 2018, whereas during the year ended December 31, 2017, financing activities provided us with $70 million of cash. As of December 31, 2018, and 2017, we had $64.6 million and $71.4 million, respectively, of cash, cash equivalents, and $48.2 million and $60.8 million, respectively, of working capital.

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

The outstanding principal amount of the Series B Debentures is linked to the US dollar and bears interest at an annual rate of 3.37%, payable on a semi-annual basis (on January 1 and July 1 of 2018 through 2025, with one final interest payment on January 1, 2026). The principal of the Series B Debentures is payable in eight equal annual payments beginning on January 1, 2019, with the final payment due on January 1, 2026. The first installment, in an amount of $9.9 million, was paid on January 1, 2019.

In connection with our offering of the Series B Debentures, we received from S&P Maalot (a subsidiary of S&P Global) a corporate credit rating and a rating for the Series B Debentures, which S&P Maalot has affirmed, as of July 31, 2018, as (i) ilA+, with stable outlook, and (ii) ilA+, respectively.

We have been using, and expect to continue to use, the net proceeds from the Series B Debentures for general corporate purposes, including repayment of our long-term loan that was outstanding during 2017, financing our operating and investment activities, and financing future acquisitions.

Cash Flows

Comparison of the years ended December 31, 2017 and 2018

The following tables summarize the sources and uses of our cash in the years ended December 31, 2016 and 2017:

	Year ended December 31,
	2017	2018
	(in thousands US$)
Net cash provided from operating activities	$9,248	$27,700
Net cash used in investing activities	(73,201)	(25,581)
Net cash provided from (used in) financing activities	70,009	(9,428)

Operating Activities

We derived positive cash flows from operating activities of $9.2 million and $27.7 million during the years ended December 31, 2017 and 2018, respectively. This increase in cash flows provided from operating activities for the year ended December 31, 2018, relative to the year ended December 31, 2017 resulted primarily from an increase in net income of $13.4 million, from $0.6 million to $14 million, which was due to the factors described above, and an increase in the amount of our non-cash expenses which reduce the net income, but do not impact operating cash flows, most notably an increase of $4 million in depreciation and amortization expenses in 2018 compared to 2017. Such increase is attributable to the amortization of intangible assets of the entities acquired in 2017 and 2018.

Investing Activities

Net cash used in investing activities decreased to $25.6 million for the year ended December 31, 2018, compared to $73.2 million in the year ended December 31, 2017, primarily due to a decrease in use of cash, for the acquisition of businesses during 2018, which decreased to $18.5 million, compared to $100.4 million in 2017. The decrease in cash used for investing activities in the year ended December 31, 2018, was offset, in part, by sales of marketable securities in the year ended December 31, 2017, relative to the previous year. In 2017, we received $35.4 million of cash, net, from sales (net of purchases) of marketable securities, whereas in 2018, we sold none, constituting an overall difference of $35.4 million between the two years.

Financing Activities

We used $9.4 million of cash during the year ended December 31, 2018 for financing activities, as compared to generating $70 million of cash in the year ended December 31, 2017. Cash provided from financing activities in the year ended December 31, 2017, was primarily attributable to our Series B Debentures offering, which generated $78.2 million, which was offset in part by cash used for payment of a cash dividend in a total amount of approximately $9.8 million. In the year ended December 31, 2018, cash used in financing activities was primarily attributable to payment of a cash dividend in a total amount of approximately $10 million. Cash used in financing activities during the year ended December 31, 2018, and cash provided from financing activities during the year ended December 31, 2017 included $0.9 million and $2.5 million, respectively, of cash provided by stock option exercises during those respective years.

C.	Research and Development, Patents and Licenses, etc.

See the caption titled “Research and Development” in part A. “Operating Results” of this Item 5 above for a description of our R&D policies and amounts expended thereon during the last two fiscal years.

D.	Trend Information

There are various sales and marketing trends that influence our business. In the Gartner report (as cited above), Gartner forecasts that the global IT spending insurance market will grow by 3.7% in 2019, to $220.7 billion in U.S. dollars (on a constant-currency basis). This industry is forecast to reach nearly $244 billion by 2022, growing at a CAGR of 3.6% from 2017 through 2022.

According to the Celent reports “Insurance in Europe 2019—Business and its Priorities” (written by Nicolas Michellod, and published on February 27, 2019), and “Property/Casualty Insurer CIO Pressures and Priorities 2019- North American Edition” (written by Light, Donald and published on January 22, 2019), European insurance chief investment officers’ top business priority in 2019 will be to support growth and customer retention. In addition, North American Property & Casualty chief investment officers in all segments identify the business goal of growth and retention as the single most important influence on their IT plans.

According to the Celent report “Life CIO Pressures and Priorities, 2019 North American Edition” (written by Tom Scales and published on February 25, 2019), life insurance chief investment officers’ top business priority in 2019 will be meeting regulatory requirements, which surpassed growth and retention as the top priority. That trend reflects increased state-level oversight in key areas.

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

E.	Off-Balance Sheet Arrangements

We have not engaged in nor been a party to any off-balance sheet transactions.

F.	Contractual Obligations

The following table sets forth information on our short-term and long-term contractual obligations as at December 31, 2018.

	Payments due by period
	Total	Less than 1 year	1 to 3 Years	3 to 5 years	Over 5 years
	(in thousands)
Accrued severance pay, net (1)	$923	-	-	-	$923
Operating leases and other purchase obligations	45,282	8,018	15,673	10,926	10,665
Liability to the Innovation Authority (2)	433	433	-	-	-
Series B Debentures (3)	79,186	9,898	29,695	29,695	9,898
Contingent payment obligations – acquisitions (4)	5,081	3,431	1,450	200	-
Total Contractual Cash Obligations	$130,905	$21,780	$46,818	$40,821	$21,486

(1)	Accrued severance pay relates to accrued severance obligations mainly to our Israeli employees as required under Israeli labor law. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

(2)	Does not include contingent liabilities to the Innovation Authority of approximately $6.2 million as described in Note 11(a) to our consolidated financial statements contained elsewhere in this annual report.

(3)	Future principal payments for the Series B Debentures without interest.

(4)	Contingent payment obligations for our acquisitions do not include contingent payments in an amount of up to $5 million, in the aggregate, that are subject to continued employment by the recipients thereof.

The total amount of unrecognized tax benefits for uncertain tax positions was $3.9 million as of December 31, 2018. Payment of these obligations would result from settlements with taxing authorities. Due to the uncertainties related to those tax matters, we are currently unable to make a reasonably reliable estimate of when cash settlement with a relevant tax authority will occur. See Note 12(i) to our consolidated financial statements contained elsewhere in this annual report, as of December 31, 2018.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table and below biographies set forth certain information regarding the current executive officers and directors of the Company as of March 1, 2018.

Name	Age	Position
Guy Bernstein	51	Chairman of the Board of Directors
Roni Al Dor	58	President, Chief Executive Officer and Director
Naamit Salomon	55	Director
Yacov Elinav (1)	74	Director
Uzi Netanel (1)	83	Director
Eyal Ben Chlouche (1)	57	Director
Roni Giladi	48	Chief Financial Officer

(1)	Member of Audit Committee

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

Uzi Netanel has served as a director of the Company since March 2005. He has served as chairman of the Board of Directors of Maccabi Enterprise Development & Management Ltd. since 2005, and as a director of Maccabi Health Services since 2005. He previously served as Chairman of Maccabi Group Holdings Ltd., from 2005 through 2011. From 2004 through 2007, Mr. Netanel served as Chairman of Board of Directors of M.L.L Software & Computers, and from 2000 through 2011 served as a director of Bazan and Carmel Olephine. From 2001 through 2003, Mr. Netanel served as partner in the FIMI Opportunity Fund. From 1993 through 2001, he served as Active Chairman of Israel Discount Capital Markets and Investments Ltd. From 1997 to 1999, Mr. Netanel served as Chairman of Poliziv Plastics Company (1998) Ltd. From 2005 through 2014, he served as director of Maman Group and from 2012 through 2014, he served as director of Gadot Biochemicals. Mr. Netanel also serves on the Board of Directors of Acme Trading, Assuta Health Centers and Dorcel (B.A.Z.) Ltd. Mr. Netanel is an independent director.

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

Under our Articles, the Board of Directors must have a minimum of three, and may have a maximum of 24, directors. Directors of the Company are appointed by our General Meeting of Shareholders and hold office until the expiration of the term of their appointment by our General Meeting of Shareholders, or until they resign or are suspended or dismissed by the General Meeting of Shareholders. The Board of Directors may appoint up to four directors in addition to the directors elected by the General Meeting of Shareholders, subject to the maximum number of directors permitted, and any such appointment shall be effective until the next General Meeting of Shareholders. The Board of Directors may fill any vacancies on the Board of Directors, whether as a result of the resignation or dismissal of a director, or as a result of a decision of the Board of Directors to expand the Board of Directors.

Our executive officers are appointed by, and serve at the discretion of, our Board of Directors.

Our Chairman, Guy Bernstein, serves as the Chief Executive Officer of Formula and as a director of Asseco. In addition, Ms. Salomon, another Board member of ours, who served as an executive officer of Formula until December 2009, is a member of the Board of Directors of our affiliate Magic Software Enterprises Ltd. Formula directly owns (as of March 1, 2019) approximately 48.1% of our currently outstanding Common Shares, and Asseco holds 26.3% of the outstanding share capital of Formula, as well as the power to vote an additional 1,971,973 ordinary shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 39.7% of Formula’s outstanding ordinary shares.

B.	Compensation of Directors and Officers

The aggregate amount of compensation paid by us, or accrued by us, for all directors and executive officers as a group for services in all capacities with respect to the fiscal year ended December 31, 2018 was $1.6 million, which includes amounts set aside or accrued to provide cash bonuses, pension, retirement or similar benefits.

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

We paid with respect to 2018 fees of approximately $140,000, in the aggregate, to all of our independent directors (except to our Chairman of the Board, as described below), in respect of their service on our Board of Directors, including for attending or participating in meetings of the Board of Directors and its committees, and for participating in Board action taken via unanimous written consent. Such fees were set in accordance with the rates paid to “external directors” under the Israeli Companies Law 5759-1999. Although we are not an Israeli company and are not subject to the Israeli Companies Law, we deem certain standards of that body of law (including compensation to Board members) relevant to a company such as ours. In addition to fees paid to our other independent directors, we also paid approximately $25,000 to Formula in respect of the service of its Chief Executive Officer, Guy Bernstein, as our Chairman of the Board.

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

In February 2016, our Board of Directors approved the reservation of an additional 4,000,000 Common Shares for issuance under the 2011 Plan. As of December 31, 2018, 2,055,182 Common Shares were issuable upon the exercise of outstanding options under the 2011 Plan, at a weighted average exercise price of $9.86 per share, of which options to purchase 2,023,254 Common Shares had vested. 1,120,000 of such Common Shares were issuable upon the exercise of outstanding options held by our directors and executive officers. As of December 31, 2018, 3,036,832 Common Shares were available for future grant under the 2011 Plan.

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

Corporate Governance Policies Adopted by Board

While not incorporated in Israel, our headquarter are located in Israel and we therefore voluntarily conform with corporate governance practices that are customary for an Israeli company whose shares are listed on the NASDAQ Stock Market. Accordingly, our Board of Directors has adopted various policies and procedures that apply to our employees and directors and that are meant to implement risk management on a company-wide level, including, among others, the following:

●	Code of Ethics— constitutes a guide of principles designed to help our employees conduct business honestly and with integrity (and which is referenced in Item 16B below).

●	Whistleblower Policy— enables the anonymous submission by our employees of reports regarding illegal or dishonest activities.

●	Insider Trading Policy— implements restrictions (including quarterly blackout periods) for our employees that reinforce legal prohibitions on their use of material inside information in effecting transactions in our securities.

●	Antifraud Policy— aimed at detecting and preventing fraud, misappropriations, and other irregularities by our employees, including any intentional, false representation or concealment of material facts for the purpose of inducing another to act upon it in connection with their activities with third parties on behalf of our company.

●	Related Party Transactions Policy— intended to ensure the proper disclosure to, and approval by (if approved), our Audit Committee of transactions between our company and any of its related parties (including officers, directors and Formula -our biggest shareholder) in an amount equal to or exceeding $120,000 in order to ensure that any such transactions are in the best interest of our company and our shareholders. The policy provides that our General Counsel and CFO review and approve all related party transactions, and report such transactions to our Audit Committee, although only those transactions equal to or exceeding $120,000 require approval of the Audit Committee.

Internal Auditor

Our Company has appointed an internal auditor.

The role of the internal auditor is to provide assurance that the Company’s risk management, governance and internal control processes are operating effectively. This includes examining, among other things, our compliance with applicable law and orderly business procedures, including the implementation of proper internal controls in compliance with SOX requirements and our Related Party Transactions Policy.

NASDAQ Opt-Outs for a Foreign Private Issuer

We are a foreign private issuer within the meaning of NASDAQ Listing Rule 5005(a)(18), since we are governed by the laws of the Cayman Islands and we meet the other criteria set forth for a “foreign private issuer” under Rule 3b-4(c) under the Exchange Act.

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

As of December 31, 2018, we had a total of 2,378 employees, a 0.1% increase relative to the end of 2017.

The following table sets forth the number of our employees as of the end of each of the past three fiscal years, according to their geographic regions:

Geographic Region	Total Number of Employees as of December 31,
	2016	2017	2018
Israel	862	864	726
UK and Europe	445	407	358
North America	175	511	527
Asia Pacific	446	594	767
Total Employees	1,928	2,376	2,378

E.	Share Ownership

The number of our Common Shares beneficially owned by our directors and executive officers individually, and by our directors and executive officers as a group, as of March 1, 2019, is as follows:

	Shares Beneficially Owned
	Number		Percent (1)

Roni Al Dor	1,374,781	(2)	2.75%
All directors and executive officers(3) as a group (7 persons, including Roni Al-Dor) (3)	1,864,781	(4)	3.73%

(1)	Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The percentages shown are based on 49,982,004 Common Shares outstanding (which excludes 2,328,296 Common Shares held in treasury) as of March 1, 2019, plus such number of Common Shares as the relevant person or group had the right to receive upon exercise of options that are exercisable within 60 days of March 1, 2019.

(2)	Includes options to purchase 450,000 Common Shares under the 2011 Plan at an exercise price ranging between $7.82 to $11.45 per share expiring no later than May 2021, which are vested or will become vested within 60 days of March 1, 2019. See Item 6 - “Directors, Senior Management and Employees - Compensation of Directors and Officers”.

(3)	Each of our directors and executive officers who is not separately identified in the above table beneficially owns less than 1% of our outstanding Common Shares (including options to purchase Common Shares held by each such party that are vested or will vest within 60 days of March 1, 2019) and has therefore not been separately identified.

(4)	Includes options to purchase 720,000 Common Shares at exercise prices ranging from $5.67 to $11.45 per share, which are vested or will become vested within 60 days of March 1, 2019.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders.

The following table sets forth, as of March 1, 2019, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person known by the Company to own beneficially more than 5% of the outstanding Common Shares, based on information provided to us by the holders or disclosed in public filings of the shareholders with the Securities and Exchange Commission.

We determine beneficial ownership of shares under the rules of Form 20-F promulgated by the SEC and include any Common Shares over which a person possesses sole or shared voting or investment power, or the right to receive the economic benefit of ownership, or for which a person has the right to acquire any such beneficial ownership at any time within 60 days.

	Shares Beneficially Owned
Name and Address	Number		Percent(1)
Formula Systems (1985) Ltd. 5 HaPlada Street Or Yehuda 60218, Israel	24,029,094	(2)	48.1%
Harel Insurance Investments & Financial Services Ltd. Harel House; 3 Abba Hillel Street; Ramat Gan 52118, Israel	2,543,852	(3)	5.1%
Clal Insurance Enterprises Holdings Ltd. and affiliated entities(4) 36 Raul Walenberg St., Tel Aviv 66180, Israel	3,256,099	(5)	6.5%

(1)	The percentages shown are based on 49,982,004 Common Shares outstanding (which excludes 2,328,296 Common Shares held in treasury) as of March 1, 2019.

(2)	The number of Common Shares shown as owned by Formula is based on information provided to the Company by Formula as of March 1, 2019. Also based on information provided to the Company, as of March 1, 2019, Asseco held 26.3% of the outstanding share capital of Formula. In addition, on October 4, 2017, Asseco entered into a shareholders agreement with our Chairman of the Board, under which agreement Asseco has been granted an irrecoverable proxy to vote an additional 1,971,973 ordinary shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 39.7% of Formula’s outstanding ordinary shares. The address of Asseco is Olchowa 14 35-322 Rzeszow, Poland.

(3)	Based on an amended Statement of Beneficial Ownership on Schedule 13G/A filed with the SEC on January 29, 2019. Of the 2,543,852 Common Shares reported as beneficially owned by Harel Insurance Investments & Financial Services Ltd., or Harel, (i) 2,417,291 Common Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 34,197 Common Shares are held by third-party client accounts managed by subsidiaries of Harel as portfolio managers, each of which subsidiaries operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 92,364 Common Shares are beneficially held for Harel’s own account.. Harel does not admit beneficial ownership of more than those 92,364 Common Shares.

(4)	The Common Shares held by this shareholder and its affiliates include Common Shares held by (i) Clal Insurance Enterprises Holdings Ltd., or Clal, an affiliate of IDB Development Corporation Ltd., or IDB, an Israeli corporation, whose debentures are traded on the TASE, and (ii) Epsilon Investment House Ltd., or Epsilon, an indirect subsidiary of Discount Investment Corporation Ltd., an Israeli public corporation, or Discount Investment. Mr. Eduardo Sergio Elsztain holds indirectly through companies in his control (a) 100% of the shares of IDB, and (b) 78.22% of the shares of Discount Investment. IDB holds 25.3% of the shares of Clal, of which approximately 20.3% of the shares are held by a trustee. Discount Investment holds 100% of the shares of Koor Industries Ltd. which in turn holds 68.75% of the shares of Epsilon.

(5)	Based on (i) an amended Statement of Beneficial Ownership on Schedule 13G/A filed by Clal with the SEC on February 14, 2019, and (ii) a Statement of Beneficial Ownership on Schedule 13G filed by IDB with the SEC on February 14, 2019. Consists of (a) 3,254,525 Common Shares held directly by Clal; and (b) 1,574 Common Shares held directly by Epsilon. As reported in the Schedule 13G/A filed by Clal, the 254,525 Common Shares held directly by Clal are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. As reported in the Schedule 13G filed by IDB, the 1,574 Common Shares held by Epsilon are held by portfolio management and/or mutual funds, which are managed by Epsilon and/or Epsilon Mutual Funds Management (1991) Ltd. for the accounts of third-party clients. Each of Epsilon and Epsilon Mutual Funds Management (1991) Ltd. operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts.

To the best of our knowledge, each of the entities listed in the above table has sole voting and investment power with respect to all shares shown as beneficially owned by it, except to the extent described above.

Significant changes in holdings of major shareholders

From time to time, Formula has increased its beneficial shareholding in our Company through market purchases of additional Common Shares. Formula’s beneficial ownership of our Common Shares constituted 50.2% of our outstanding share capital as of December 2014. That beneficial ownership has been diluted down to 48.1% as of March 1, 2019, primarily as a result of various minor issuances related to stock options exercise of Common Shares that we have made.

Harel reported in an initial Schedule 13G filed on December 20, 2018 that it had become a significant shareholder of our company, having acquired 2,534,268 Common Shares, constituting 5.1% of our outstanding Common Shares, as of December 15, 2018. Its holdings have increased slightly to 2,543,852 Common Shares, also constituting 5.1% of our outstanding Common Shares, as of December 31, 2018, as reported in its amended Schedule 13G filed on January 29, 2019.

Clal reported in an initial Schedule 13G filed on March 26, 2018 that it had become a significant shareholder, holding 2,719,363 Common Shares, constituting 5.2% of our outstanding Common Shares, as of March 16, 2018. Its holdings have increased to 3,254,525 Common Shares (exclusive of shares held by its affiliate, Epsilon, as described above), constituting 6.5% of our outstanding Common Shares, as of December 31, 2018, as reported in its amended Schedule 13G filed on February 14, 2019.

Our former significant shareholder, Yelin Lapidot Holdings Management Ltd. and its affiliates, collectively referred to as Yelin, held 2,765,424 Common Shares, or 5.6% of our outstanding Common Shares, as of December 31, 2017 (based on Amendment No. 1 to Schedule 13G filed by Yelin, Yair Lapidot and Dov Yelin on January 31, 2018). Subsequently, however, Yelin reported in Amendment No. 2 to Schedule 13G, filed on February 11, 2019, that its beneficial ownership has decreased once again below 5% as of December 31, 2018.

Our former significant shareholder, Migdal Insurance & Financial Holdings Ltd., or Migdal, acquired 2,468,836 Common Shares, or 5.0%, as of July 12, 2017, based on its Schedule 13G filed on August 28, 2017, thereby becoming a significant shareholder of our company. Since that time, its ownership fell slightly below 5%, then rose again above 5% and has now fallen again below 5% and stands at 2,418,367 Common Shares, or 4.86% of outstanding Common Shares, as of December 31, 2018, based on a Statement of Beneficial Ownership on Schedule 13G filed by Migdal with the SEC on February 14, 2019.

Voting rights of major shareholders

The major shareholders disclosed above do not have different voting rights than other shareholders with respect to the Common Shares that they hold.

Holders of record

As of March 1,2019 there were 60 holders of record of our Common Shares, including 41 holders of record with addresses in the United States who held a total of 42,319,865 Common Shares (out of which 42,313,953 Common Shares are held of record by CEDE & Co), representing approximately 84.7% of our issued and outstanding Common Shares. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, because many of these Common Shares were held of record by nominees (including CEDE & Co., as nominee for a large number of banks, brokers, institutions and underlying beneficial holders of our Common Shares). In particular, Formula, which held (as of March 1, 2018 (in part as a record holder and in part as an underlying beneficial holder)) 24,029,094 Common Shares, representing 48.1% of our issued and outstanding shares, is not a United States company.

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

Fees Paid to Major Shareholder for Board Service of its Affiliate

We paid to our major shareholder, Formula, approximately $25,000 in respect of our share of the director fees of Guy Bernstein, our Chairman, for the year ended December 31, 2018. Mr. Bernstein serves as the Chief Executive Officer of Formula and a director of Asseco. Formula directly owns (as of March 1, 2019) approximately 48.1% of our currently outstanding Common Shares.

Additional Agreements and Transactions with Affiliated Companies of Formula

During the year ended December 31, 2018, we paid to affiliated companies of Formula approximately $4.4 million, in the aggregate, pursuant to services agreements that we have in place with those companies under which we receive services. In 2018, we also purchased from those affiliated companies an aggregate of approximately $0.3 million of hardware and software. Please see Note 13 to our audited consolidated financial statements included in Item 18 of this annual report for further information.

Further, the Company paid to Formula approximately $0.1 million in respect of its share of the D&O insurance for the period starting June 18, 2017 through December 17, 2018, and has paid an additional $0.1 million in respect of that insurance for the period between December 18, 2018 and February 28, 2019.

Transactions Involving Asseco and Sapiens Poland

During 2018, Asseco provided back-office services, professional services and fixed assets to our wholly-owned subsidiary, Sapiens Poland, in an amount totaling approximately $1 million. Please see Note 13 to our audited consolidated financial statements included in Item 18 of this annual report for further information. In September 2018, we moved out from one of the Asseco offices in Poland. This will reduce the back-office fee that will be paid to Asseco in 2019.

In addition, during 2018, Sapiens Poland performed services as a sub-contractor on behalf of Asseco for clients of Asseco in a total amount of approximately $3.2 million. For historic reasons, Asseco issues invoices to those clients and then Sapiens in turn invoices Asseco on a back-to-back basis (with no margin to Asseco).

Trade Payables and Receivables

As of December 31, 2018, we had trade payables balances due to, and trade receivables balances due from, our related parties in amounts of approximately $1.1 million and $1 million, respectively.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

Financial Statements

See the Consolidated Financial Statements and related notes in Item 18.

Export Sales

In 2018, 90% of our revenues originated from customers located outside of Israel. For information on our revenues breakdown by geographic region for the past three years, see Item 5.A, “Operating and Financial Review and Prospects— Operating Results— Comparison of the years ended December 31, 2017 and 2018, and Comparison of the years ended December 31, 2016 and 2017— Revenues by geographical region”.

Legal Proceedings

From time to time, we are a party to various legal proceedings and claims that arise in the ordinary course of business. Currently, there are no such legal proceedings pending or threatened against us that we believe may have a significant effect on our financial condition or profitability.

Dividend Policy

We do not have a dividend policy. However, our Board of Directors will determine, on an annual basis, as to whether we will pay a dividend in the upcoming year. Such determination will be dependent upon our financial condition, recent and prospective results of operations, and cash requirements, among other relevant factors, and will be subject to the requirements of Cayman Islands law, the Memorandum and the Articles.

Upon review of our consolidated results of operations, financial condition, cash requirements, future prospects and other factors, on January 15, 2013, April 20, 2015, March 31, 2016, October 18, 2017 and September 16, 2018, our Board of Directors declared one-time cash interim dividends of $0.15, $0.15, $0.20, $0.20 and $0.20 per Common Share (or $5.8 million, $7.2 million, $10.0 million, $9.8 million and $10.0 million, in the aggregate, respectively), which were paid on February 22, 2013, June 1, 2015, June 1, 2016, December 14, 2017 and October 30, 2018, respectively. In the case of the dividends declared in the years 2013 through 2017, the dividends were approved by our shareholders prior to payment, in accordance with the requirements of our previous articles of association.

If our company continues to be profitable, our Board of Directors may decide to distribute additional dividends in the future as well. For more information about distribution of dividends, the related requirements of Cayman Islands law and various tax implications, see Item 10, “Additional Information— Memorandum and Articles of Association;” Item 10, “Additional Information— Exchange Controls,” and Item 10, “Additional Information— Taxation.”

B.	Significant Changes

No significant change, other than as otherwise described in this annual report, has occurred in our operations since the date of our consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The Company’s Common Shares are listed on the NASDAQ Capital Market and on the TASE under the symbol “SPNS”.

NASDAQ:

The table below sets forth the high and low daily closing prices (in U.S. dollars) for our Common Shares on the NASDAQ Capital Market (i) on an annual basis for the years 2014 through 2018, and the year 2019 (through February 28, 2019), (ii) on a quarterly basis for 2017, 2018 and the first quarter of 2019 (through February 28, 2019), and (iii) on a monthly basis during the most recent six-month period:

	HIGH	LOW
2019 (through February 28, 2019)	13.70	10.96
2018 (Annual)	13.42	8.14
2017 (Annual)	15.45	10.62
2016 (Annual)	15.64	9.47
2015 (Annual)	12.64	6.42
2014 (Annual)	8.46	6.73

2019
First Quarter (through February 28, 2019)	13.70	10.96

2018
First Quarter	12.49	8.53
Second Quarter	10.49	8.14
Third Quarter	13.21	9.66
Fourth Quarter	13.42	10.20

2017
First Quarter	15.45	12.88
Second Quarter	13.73	11.09
Third Quarter	13.29	10.62
Fourth Quarter	14.10	11.24

	HIGH	LOW
February 2019	13.70	12.54
January 2019	12.30	10.96
December 2018	12.06	10.20
November 2018	12.19	10.70
October 2018	13.42	10.98
September 2018	13.21	11.70

The daily closing price of our Common Shares on the NASDAQ Capital Market on March 12, 2019, being the last practicable date prior to publication of this annual report, was $13.68.

TASE:

Our Common Shares began trading on the TASE effective March 6, 2003. Under current Israeli law, the Company satisfies its reporting obligations in Israel by furnishing to the applicable Israeli regulators those reports that the Company is required to file or submit in the United States.

The table below sets forth the high and low closing prices, in U.S. dollars, for our Common Shares on the TASE (i) on an annual basis for the years 2014 through 2018 and the year 2019 (through February 28, 2019), (ii) on a quarterly basis for the years 2017 and 2018, and for the first quarter of 2019 (through February 28, 2019), and on a monthly basis during the most recent six-month period. The conversion from NIS into US dollars for the following two tables is based on the average monthly, quarterly or yearly representative rate of exchange published by the Bank of Israel for the month, quarter or year (as appropriate) in which such high or low closing price per share was recorded.

	HIGH	LOW
2019 (through February 28, 2018)	13.75	10.59
2018 (Annual)	12.63	9.15
2017 (Annual)	15.01	10.52
2016 (Annual)	15.34	9.20
2015 (Annual)	12.70	6.48
2014 (Annual)	8.37	6.66

2019
First Quarter (through February 28, 2019)	13.75	10.59

2018
First Quarter	12.58	8.53
Second Quarter	10.38	8.04
Third Quarter	12.02	9.59
Fourth Quarter	12.41	10.16

2017
First Quarter	15.01	12.53
Second Quarter	13.59	11.14
Third Quarter	13.21	10.52
Fourth Quarter	13.93	11.35

	HIGH	LOW
February 2019	12.32	10.59
January 2019	13.75	10.59
December 2018	12.02	11.35
November 2018	13.81	11.73
October 2018	13.93	13.01
September 2018	13.21	11.06

The closing price of our Common Shares on the TASE on March 12, 2019, being the last practicable date prior to publication of this annual report, was $13.59 (as converted from NIS based on the closing representative exchange rate as of March 12, 2019).

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our Common Shares are listed on the NASDAQ Capital Market and on the TASE under the symbol “SPNS”.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

Item 10.	Additional Information

A.	Share Capital.

Not applicable.

A.	Memorandum and Articles of Association.

Migration of Legal Domicile from Curaçao to Cayman Islands

On August 21, 2018, we completed the process of migrating the legal domicile of our company from Curaçao to the Cayman Islands. That migration and the accompanying adoption of charter documents suitable for a Cayman Islands exempted company under the Companies Law (as revised) of the Cayman Islands— our Memorandum and our Articles— required shareholder approval under Curaçao law, which approval was obtained at our annual general meeting of shareholders that was held on November 29, 2017. As part of our completion of the migration, we received (i) a ruling that the migration will not constitute a taxable event for our shareholders under Israeli tax law (being the jurisdiction of our residency for tax purposes) and (ii) approval that the migration will not constitute a taxable event for our shareholders under Curacao tax law.

We have provided herein descriptions related to our status as a Cayman Islands company. Copies of our Memorandum and Articles, which serve as exhibits to this annual report, were annexed as Appendix A to the proxy statement for our 2017 annual general meeting of shareholders, which was appended as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on October 26, 2017. A table comparing certain Curacao law provisions to Cayman Islands law provisions was annexed as Appendix B to that same proxy statement.

1. Registration and Purposes.

The Company is registered and existing under the laws of the Cayman Islands. Its registered number is 341242.

As set out in Article II of our Memorandum of Association, the objects and purpose for which the Company is established are unrestricted, and the Company has full power and authority to exercise all functions of a natural person of full capacity, including (without limitation):

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

2. Board of Directors.

A director who knows or ought to understand that in a certain instance there is mention of a conflicting interest between the Company and him acting privately or ex officio, will timely inform the Board of Directors of such conflict of interest. No conflict of interest will be deemed to exist between the Company and one or more of its directors in case of a contract or transaction between the Company and such director(s) or the Company and any other corporation, partnership, association, or other organization in which such director(s) are directors or officers, or have a financial interest, solely for that reason, or solely because such director(s) are present or participates in the meeting of the Board of Directors or Committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (a) the material facts of the interest or relationship are disclosed or are known to the Board of Directors or the Committee, and the Board of Directors or Committee in good faith authorizes the relevant contract or transaction by the affirmative votes of a majority of the disinterested directors, even though such disinterested directors may be less than a quorum, or (b) the material facts of the interest or relationship are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of such shareholders; or (c) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified by the Board of Directors, a Committee thereof or the shareholders and, for such purposes, interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a Committee that authorizes such contract or transaction. The Articles provide that the directors shall receive such compensation as the Board of Directors may from time to time prescribe.  Members of the Board of Directors have the power to vote compensation to themselves, even if they lack an independent quorum.

The Articles do not require directors to resign at a certain age or to purchase a certain number of Common Shares. The Articles do not grant borrowing powers to directors; nor do they require directors to resign at a certain age or to purchase a certain number of Common Shares.

3. Rights and Preferences.

The Company has only one class of shares of common stock authorized and outstanding-- the Common Shares. All previous issuances of preferred shares have been converted into Common Shares. The rights and preferences of the holders of Common Shares are summarized below.

(a)	Common Shares

Holders of the Common Shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of the Common Shares do not have cumulative voting rights in the election of directors. All Common Shares are equal to each other with respect to liquidation and dividend rights. Holders of the Common Shares are entitled to receive dividends out of funds legally available under Cayman Islands law, if and when declared by the Board of Directors in accordance with the Memorandum and Articles. See “Dividend Policy” below. In the event of the liquidation of the Company, all assets available for distribution to the holders of the Common Shares are distributable among them according to their respective holdings. Holders of the Common Shares have no preemptive rights to purchase any additional, unissued Common Shares. The foregoing summary of the Common Shares does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Memorandum and Articles.

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

Our ability to pay dividends is subject to the limitations of the Companies Law (as revised) of the Cayman Islands, the Memorandum and the Articles. In direct connection with the approval of our annual accounts, the Board of Directors shall decide on the distribution of the profits. Profits can either be reserved or distributed to the shareholders in accordance with the Articles. Our Board of Directors has the right to reserve the profits at its discretion. Our Board of Directors may at any time resolve to make any interim distributions, if justified by the anticipated profits of our company. The Companies Law and the Articles further provide that a (interim) distribution of dividends can only occur if, at the moment of distribution, the equity of our company equals at least the nominal capital of our company and, as a result of the distribution, it will not fall below the nominal capital.  Nominal capital is the sum of the par values of all of the issued shares of our company’s capital stock at any moment in time.

4. Changing the Rights of the Shareholders. The general meeting of shareholders decides upon any change in the Memorandum and/or Articles. A resolution to amend the Memorandum and/or Articles generally requires the approval of two-thirds of the voting rights of shares present (in person or by proxy) and voting at a meeting of shareholders called for the purpose of approving such an amendment. An increase in our authorized share capital, however, merely requires approval by at least a simple majority of the votes actually cast at a meeting of shareholders at which a quorum is present.

5. General Meetings. At least one general meeting of shareholders must be held each year. Pursuant to the Articles, general meetings may be held in or outside of the Cayman Islands. Special general meetings of shareholders may be called at any time by the Chairman of the Board, the Co-Chairman, the Board of Directors or the holders of Common Shares representing at least ten percent (10%) of the total voting rights attached to the issued and outstanding Common Shares who shall have requisitioned the Board of Directors to convene such meeting to be held within a period of ten weeks after such request has been made. Written notice of no less than 12 nor more than 60 calendar days must be provided to the Company’s shareholders prior to any general meeting. Every shareholder has the right to attend any meeting of shareholders in person or by proxy and to address the meeting. No action may be taken at any meeting of shareholders unless a quorum consisting of holders of at least one-half of the shares outstanding and entitled to vote are present at the meeting in person or by proxy. If a quorum is not present at the originally-called shareholder meeting, a second shareholder meeting, is held within two months. At that second meeting, valid resolutions may be adopted with respect to any matter stated in the notice of the original meeting and also in the notice of such second meeting or which by law is required to be brought before the shareholders (subject to certain exceptions), despite the absence of a quorum.

6. Limitations to Own Securities. The Articles contain no limits on the right to own securities.

7. Change of Control. The Articles contain no provisions that would prevent or delay a change of control of the Company. For more information regarding provisions of the Cayman Companies Law that may impact a change of control of the Company, please see the table that was annexed as Appendix B to the proxy statement for our 2017 annual general meeting of shareholders, which was appended as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on October 26, 2017.

8. Disclosure of Ownership. The Articles contain no provisions requiring a shareholder to disclose his or her interest at a certain time; however, holders of our shares are subject to the reporting provisions of the SEC. In addition, the Companies Law (as revised) of the Cayman Islands contains provisions requiring the disclosure of certain beneficial interests; however, such provisions do not apply to the Company, its shareholders or ultimate beneficial owners for so long as the Company's Common Shares are listed on an “approved stock exchange” (as defined in the Companies Law (as revised) of the Cayman Islands, which currently includes NASDAQ and the Tel Aviv Stock Exchange).

B.	Material Contracts

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

Deed of Trust in Favor of Series B Debenture Holders

In connection with our Israeli public offering and private placement of NIS 280 million (approximately US $79.2 million) principal amount of our Series B Debentures, in the aggregate, in September 2017 (which debentures are traded on the TASE), we entered into a deed of trust with a trustee in favor of the debenture holders. In the deed of trust, we have agreed to repay the principal amount of the debentures in eight equal payments that will be paid once a year on January 1 of each of the years 2019 through 2026 (included). We made the first such principal payment on January 1, 2019. The outstanding principal amount bears interest at an annual rate of 3.37%, payable in half-yearly payments on January 1 and July 1 of each of the years 2018 through 2026 (included). The principal and interest are payable in NIS, subject to adjustment in accordance with fluctuations in the exchange rate between the U.S. dollar and the NIS.

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

The deed of trust includes the following provisions:

●	a negative pledge, subject to certain exceptions;

●	a covenant not to distribute dividends unless (i) our shareholders’ equity (not including minority interests) shall not be less than $160 million, (ii) our net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) does not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity, including minority interest), (iii) the amount of the dividend does not exceed our profits for the year ended December 31, 2016 and the first three quarters of the year ended December 31, 2017, plus 75% of our profits as of September 1, 2017 and up to the date of distribution, and (iv) no event of default shall have occurred; and

●	financial covenants, including (i) the equity attributable to the shareholders of Sapiens (not including minority interests), as reported in our annual or quarterly financial statements, will not be less than $120 million, and (ii) Sapiens’ net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity, including minority interest).

As of December 31, 2018, we were in compliance with the foregoing financial covenants.

We also agreed to standard events of default under the deed of trust, together with the following specific events of default (among others):

●	cross default, including following an immediate repayment initiated in relation to other indebtedness (other than non-recourse debt) in an amount that exceeds 5% of our total balance sheet;

●	suspension of trading of the debentures on the TASE over a period of 60 days, or the delisting of the debentures from the TASE;

●	failure to have the debentures rated over a period of 60 days;

●	if the rating of the debentures is less than BBB- by Standard and Poors Maalot or less than Baa3 by Midroog Ltd. or drops below an equivalent rating of another rating agency (as of July 31, 2018, Standard and Poors Maalot has affirmed a rating of ilA+ for the debentures);

●	if there is a change in control without consent of the rating agency (a change of control is deemed to occur if Formula ceases the be the controlling shareholder of our company, whether directly or indirectly. Formula will be considered a controlling shareholder for so long as it continues to hold at least 25% of the means of control of our company (within the meaning of the Israeli Securities Law) and there is no other person or entity holding a higher percentage. To the extent that Formula holds such controlling interest jointly with others, it will be deemed to remain our controlling shareholder if it maintains the highest percentage ownership among such other shareholders);

●	the existence and continuation of a bankruptcy event involving our company, or the liquidation of our company or writing off of our assets;

●	our failure to comply with the above-described financial covenants for two consecutive quarters;

●	there has been a material adverse change in the business of our company compared to the position of our company shortly before the issuance of the debentures and there is a material concern that we will not be able to pay our obligations under the debentures on time;

●	if we distribute a dividend contrary to the above-described limitations on dividends;

●	breach of our undertakings regarding the issuance of additional Series B Debentures;

●	the sale of 25% or more of our assets, or a change in the main sphere of our activity as a company; and

●	failure to comply with the negative pledge covenant.

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

The summary does not address all of the tax consequences that may be relevant to all purchasers of our Common Shares in light of each purchaser’s particular circumstances and specific tax treatment. For example, the summary below does not address the tax treatment of residents of Israel and traders in securities who are subject to specific tax regimes. As individual circumstances may differ, holders of our Common Shares should consult their own tax adviser as to the United States, Israeli, Cayman Islands or other tax consequences of the purchase, ownership and disposition of Common Shares. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Each individual should consult his or her own tax or legal adviser.

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

Capital gain

Israeli Resident Shareholders

As of January 1, 2012, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares, whether or not listed on a stock exchange, is 25%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 30%. However, if such shareholder is considered a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 47% in 2018 and thereafter).

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, the corporate tax rate was 24% in 2017, and as of 2018 the corporate tax rate is 23%.

Non-Israeli Residents Shareholders

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (24% in 2017 and 23% in 2018 and thereafter) if generated by a company, or at the rate of 25% or 30%, if generated by an individual. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2018 and thereafter).

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

In addition, a sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, or the U.S-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gain tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting rights during any part of the 12-month period preceding such sale, exchange or disposition; (ii) the shareholder, if an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; (iii) the capital gain arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel; (iv) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (v) the capital gain arising from such sale, exchange or disposition is attributed to royalties; or (vi) the shareholder is a U.S. resident (for purposes of the U.S.-Israel Treaty) and is not holding the shares as a capital asset. In each case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S-Israel Treaty does not provide such credit against any U.S. state or local taxes.

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

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on ordinary shares, like our common shares, at the rate of 25% or 30% (if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period) or 15% if the dividend is distributed from income attributed to our AE or 20% with respect to PFE. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a Substantial Shareholder or not), and 15% if the dividend is distributed from income attributed to an AE or 20% if the dividend is distributed from income attributed to a PFE, unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the U.S-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our common shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our AE, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an AE are subject to a withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. The aforementioned rates will not apply if the dividend income was generated through a permanent establishment of the U.S. resident which is maintained in Israel. If the dividend is attributable partly to income derived from an AE, or a PFE, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and (iii) the taxpayer is not obliged to pay excess tax (as further explained below).

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty or withholding tax that will be applicable to us or to any holder of our Common Shares. There are currently no other taxes that are material to us or our shareholders levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands exempted companies except those that hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, individual retirement and tax-deferred accounts, certain former citizens or long-term residents of the U.S., tax-exempt organizations, financial institutions , “financial service entities” or who own, directly, indirectly or constructively, 10% or more of the vote or value of the our outstanding shares, U.S. holders holding our Common Shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that acquired our Common Shares upon the exercise of employee stock options or otherwise as compensation, and U.S holders who are persons subject to the alternative minimum tax, who may be subject to special rules not discussed below.

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

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2018.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2018. We currently expect that we will not be a PFIC in 2019. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our Common Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our Common Shares in the event that we qualify as a PFIC.

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

Because exchange rates between the NIS, GBP and Euro and against the US dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our revenue and profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reflected as financial expenses in our consolidated financial statements. A hypothetical 10% movement in foreign currency rates (primarily the NIS, GBP Euro) against the US dollar, with all other variables held constant on the expected sales, would have resulted in a decrease or increase in 2018 sales revenues of maximum $10.6 million, or an effect of 3.7% on total revenues.

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

Our management, including our President and Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2018. Based on such evaluation, the President and Chief Executive Officer, and the Chief Financial Officer, have concluded that, as of December 31, 2018, the Company’s disclosure controls and procedures are effective.

B.	Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our President and Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Such evaluation did not cover the internal controls of Adaptik, since it was acquired during the first quarter of 2018.

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

C.	Attestation Report of Registered Public Accounting Firm.

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2018 is provided on page F-3, as included under Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting.

Based on the evaluation conducted by our President and Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2018 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Fees Paid to Independent Auditors

Fees billed or expected to be billed by Kost Forer Gabbay & Kasierer, a member of EY Global and other members of EY Global for professional services for each of the last two fiscal years were as follows:

	Year ended December 31,
	2017	2018
	(in thousands)
Audit Fees	$369	$400
Tax Fees	$83	$162
other	$244	$99
Total	$696	$661

(1)	Audit Fees consist of fees billed for the annual audit and the quarterly reviews of the Company’s consolidated financial statements and consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent auditors can reasonably provide.

(2)	Tax Fees are for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and global mobility.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

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

We have also elected to follow our home country practice in lieu of the requirements set forth in of NASDAQ Listing Rule 5635, which require a domestic United States company to obtain shareholder approval for certain dilutive events, such as:

●	the establishment or amendment of certain equity based compensation plans and arrangements;

●	an issuance that will result in a change of control of the company;

●	certain transactions other than a public offering involving issuances of a 20% or more interest in the company; and

●	certain acquisitions of the stock or assets of another company.

We have submitted to NASDAQ a written statement from our independent Cayman Islands counsel that certified that our practice of not making the annual report available in accordance with NASDAQ rules, but rather making it available on our website, our not complying with the requirements of NASDAQ Listing Rules 5605(b), (d) and (e) and not obtaining the shareholder approvals required under NASDAQ Listing Rule 5635 are not prohibited by Cayman Islands law.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

PART III

Item 17.	Financial Statements.

We have elected to provide financial statements and related information pursuant to Item 18.

Item 18.	Financial Statements.

The Consolidated Financial Statements and related notes required by this Item are contained on pages F-1 through F-48 hereof.

Item 19.	Exhibits

Please see the exhibit index incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SAPIENS INTERNATIONAL CORPORATION N.V.

Date: March 27, 2019	By:	/s/ Roni Al Dor
Roni Al Dor
President & Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1.1	Memorandum of Association of Sapiens International Corporation N.V. (incorporated by reference to Appendix A to the Company’s proxy statement with respect to its 2017 Annual General Meeting of Shareholders, annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 26, 2017)

1.2	Articles of Association of Sapiens International Corporation N.V. (incorporated by reference to Appendix A to the Company’s proxy statement with respect to its 2017 Annual General Meeting of Shareholders, annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 26, 2017)

4.1	Sapiens International Corporation N.V. 1992 Stock Option and Incentive Plan, as amended and restated (incorporated by reference to Exhibit 28.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-64208), filed with the SEC on June 9, 1993, and to the Company’s Registration Statement on Form S-8 (SEC File No. 333-10622), filed with the SEC on July 22, 1999)

4.2	Sapiens International Corporation N.V. 2003 Share Option Plan (incorporated by reference to Exhibit 4(c)2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on June 28, 2007)

4.3	Sapiens International Corporation N.V. 2005 Special Incentive Share Option Plan (incorporated by reference to Exhibit 4(c)3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on June 28, 2007)

4.4	Sapiens International Corporation N.V. 2011 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-177834), filed with the SEC on November 9, 2011)

4.5	Form of Registration Rights Agreement, dated August 21, 2011, by and among Sapiens International Corporation N.V. and certain of its shareholders (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-3 (SEC File No. 333-187185), filed with the SEC on March 11, 2013)

4.6	Share Purchase Agreement, dated as of February 12, 2017, by and among Sapiens International Corporation N.V., StoneRiver, Inc. and StoneRiver Group L.P. (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 10, 2018)

8.1	List of Subsidiaries*

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global, independent registered public accounting firm*

101	The following financial information from Sapiens International Corporation N.V.’s Annual Report on Form 20-F for the year ended December 31, 2018 formatted in XBRL (eXtensible Business Reporting Language):
(i) Consolidated Balance Sheets at December 31, 2017 and 2018;
(ii) Consolidated Statements of Income for the years ended December 31, 2016, 2017 and 2018;
(iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2016, 2017 and 2018;
(iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2016, 2017 and 2018;
(v) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2017 and 2018; and
(vi) Notes to the Consolidated Financial Statements, tagged as blocks of text. *

* Filed herewith

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

IN U.S. DOLLARS

- - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of SAPIENS INTERNATIONAL CORPORATION N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. (“the Company”) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 27, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company’s auditor since at least 1994, but we are unable to determine the specific year.

Tel-Aviv, Israel
March 27, 2019

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of SAPIENS INTERNATIONAL CORPORATION N.V.

Opinion on Internal Control over Financial Reporting

We have audited Sapiens International Corporation N.V.’s (the “Company”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Adaptik Corporation, which was acquired in March 2018 and constituted approximately two percent of the Company’s total assets as of December 31, 2018 and approximately five precent of the Company’s total revenue for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Adaptik Corporation. In our opinion, Sapiens International Corporation N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2018 consolidated financial statements of the Company and our report dated March 27, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

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

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

March 27, 2019

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2017	2018

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$71,467	$64,628
Trade receivables (net of allowance for doubtful accounts of $415 and $455 at December 31, 2017 and 2018, respectively)	41,708	38,953
Unbilled receivables	11,518	20,206
Other receivables and prepaid expenses	6,280	6,224

Total current assets	130,973	130,011

LONG-TERM ASSETS:
Capitalized software development costs, net	23,761	22,434
Other intangible assets, net	41,409	42,820
Property and equipment, net	10,695	8,515
Goodwill	158,559	166,094
Severance pay fund	4,547	4,699
Other long-term assets	3,675	4,292

Total long-term assets	242,646	248,854

Total assets	$373,619	$378,865

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2017	2018

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$7,044	$6,149
Employees and payroll accruals	23,039	21,837
Accrued expenses and other liabilities	23,573	25,162
Current maturities of Series B Debentures	-	9,898
Deferred revenues	16,513	18,057

Total current liabilities	70,169	81,103

LONG-TERM LIABILITIES:
Series B Debentures, net of current maturities	78,281	68,577
Deferred tax liabilities	9,171	11,681
Other long-term liabilities	8,271	9,398
Accrued severance pay	5,500	5,622

Total long-term liabilities	101,223	95,278

COMMITMENTS AND CONTINGENT LIABILITIES

REDEEMABLE NON-CONTROLLING INTEREST	1,353	-

EQUITY:
Sapiens International Corporation N.V. Shareholders’ equity:
Share capital:
Common shares of € 0.01 par value: Authorized: 70,000,000 shares at December 31, 2017 and 2018, respectively; Issued: 52,086,730 and 52,310,300 shares at December 31, 2017 and 2018, respectively; Outstanding: 49,758,434 and 49,982,004 shares at December 31, 2017 and 2018, respectively	689	695
Additional paid-in capital	221,175	214,918
Treasury shares, at cost - 2,328,296 Common shares at December 31, 2017 and 2018	(9,423)	(9,423)
Accumulated other comprehensive income (loss)	528	(7,820)
Retained earnings (accumulated deficit)	(12,926)	2,674

Total Sapiens International Corporation N.V. shareholders’ equity	200,043	201,044
Non-controlling interests	831	1,440

Total equity	200,874	202,484

Total liabilities and equity	$373,619	$378,865

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2016	2017	2018

Revenues	$216,190	$269,194	$289,707

Cost of revenues	130,402	175,678	180,138

Gross profit	85,788	93,516	109,569

Operating expenses:
Research and development	16,488	31,955	34,414
Selling, marketing, general and administrative	44,460	60,559	52,133

Total operating expenses	60,948	92,514	86,547

Operating income	24,840	1,002	23,022
Financial income (expense), net	533	(3,010)	(3,991)

Income (loss) before tax benefit (taxes on income)	25,373	(2,008)	19,031
Tax benefit (taxes on income)	(5,772)	2,564	(5,031)

Net income	19,601	556	14,000

Attributed to non-controlling interests	(43)	(189)	215
Attributed to redeemable non-controlling interest	(135)	43	-
Adjustment to redeemable non-controlling interest	443	350	-

Net income attributable to Sapiens’ shareholders	$19,336	$352	$13,785

Net earnings per share attributable to Sapiens’ shareholders

Basic	$0.40	$0.01	$0.28

Diluted	$0.40	$0.01	$0.28

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2016	2017	2018

Net income	$19,601	$556	$14,000

Other comprehensive income (loss):

Foreign currency translation adjustments	476	11,589	(8,370)
Unrealized gains arising from marketable securities during the period, net of tax	41	146	-

	517	11,735	(8,370)

Total comprehensive income	20,118	12,291	5,630

Comprehensive income (loss) attributed to non-controlling interests	(38)	(149)	193
Comprehensive income (loss) attributed to redeemable non-controlling interest	(135)	43	-
Comprehensive income adjustment to redeemable non-controlling interest	443	350	-

Comprehensive income attributable to Sapiens' shareholders	$19,848	$12,047	$5,437

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except of share data)

	Common stock		Additional paid-in	Treasury	Accumulated other comprehensive	Accumulated	Non-controlling	Total
	Shares	Amount	capital	shares	income (loss)	deficit	interests	equity

Balance as of January 1, 2016	48,759,781	$678	$233,980	$(9,423)	$(11,679)	$(32,614)	$867	$181,809

Stock-based compensation	-	-	1,701	-	-	-	40	1,741
Employee stock options exercised (cash and cashless)	276,170	3	887	-	-	-	-	890
Distribution of dividend	-	-	(9,786)	-	-	-	(73)	(9,859)
Other comprehensive income	-	-	-	-	512	-	5	517
Redeemable non-controlling interest	-	-	-	-	-	(308)	-	(308)
Net income	-	-	-	-	-	19,644	(43)	19,601

Balance as of December 31, 2016	49,035,951	681	226,782	(9,423)	(11,167)	(13,278)	796	194,391

Stock-based compensation	-	-	1,799	-	-	-	184	1,983
Employee stock options exercised (cash and cashless)	722,483	8	2,445	-	-	-	-	2,453
Distribution of dividend	-	-	(9,851)	-	-	-	-	(9,851)
Other comprehensive income	-	-	-	-	11,695	-	40	11,735
Redeemable non-controlling interest	-	-	-	-	-	(393)	-	(393)
Net income	-	-	-	-	-	745	(189)	556

Balance as of December 31, 2017	49,758,434	689	221,175	(9,423)	528	(12,926)	831	200,874

Cumulative effect adjustment resulting from adoption of new accounting pronouncement, net	-	-	-	-	-	1,815	-	1,815
Stock-based compensation	-	-	1,796	-	-	-	146	1,942
Employee stock options exercised (cash and cashless)	223,570	6	889	-	-	-	-	895
Expiration of redeemable non-controlling interests	-	-	1,036	-	-	-	317	1,353
Distribution of dividend	-	-	(9,978)	-	-	-	(47)	(10,025)
Other comprehensive loss	-	-	-	-	(8,348)	-	(22)	(8,370)
Net income	-	-	-	-	-	13,785	215	14,000

Balance as of December 31, 2018	49,982,004	$695	$214,918	$(9,423)	$(7,820)	$2,674	$1,440	$202,484

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2017	2018
Cash flows from operating activities:

Net income	$19,601	$556	$14,000
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	10,021	15,871	19,862
Stock-based compensation	1,955	2,035	1,942
Accretion of discount on Series B Debentures	-	52	194
Amortization of premium and accrued interest on marketable securities	(516)	509	-

Net changes in operating assets and liabilities
Trade receivables, net and unbilled receivables	(5,435)	(5,253)	(7,588)
Other operating assets	(3,309)	3,688	509
Deferred tax assets, net	1,664	(8,840)	(1,567)
Trade payables	1,101	(1,388)	(1,870)
Other operating liabilities	2,223	806	(174)
Deferred revenues	(1,035)	1,249	2,349
Accrued severance pay, net	(231)	(37)	43

Net cash provided by operating activities	26,039	9,248	27,700

Cash flows from investing activities:

Purchase of property and equipment	(4,664)	(2,622)	(1,914)
Capitalized software development costs	(5,545)	(5,567)	(5,160)
Net cash paid for acquisitions (b)	(4,382)	(100,381)	(18,507)
Investment in marketable securities	(9,017)	-	-
Proceeds from sales of marketable securities	13,898	35,369	-

Net cash used in investing activities	$(9,710)	$(73,201)	$(25,581)

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2017	2018
Cash flows from financing activities:

Proceeds from employee stock options exercised	$890	$2,453	$895
Distribution to ultimate parent for a business acquisition under common control (c)	(1,440)	-	-
Repayment of loans	(824)	(56)	(237)
Issuance of Series B Debentures, net (*)	-	78,229	-
Distribution of dividend	(9,786)	(9,851)	(9,978)
Payments of contingent considerations	-	(766)	(61)
Dividend to non-controlling interest	(73)	-	(47)

Net cash provided by (used in) financing activities	(11,233)	70,009	(9,428)

Effect of exchange rate changes on cash	68	4,503	470

Increase (decrease) in cash, and cash equivalents and restricted cash	5,164	10,559	(6,839)
Cash, cash equivalents and restricted cash at beginning of year	55,744	60,908	71,467

Cash and cash equivalents and restricted cash at end of year	$60,908	$71,467	$64,628

Supplemental cash flow activities:

(a) Cash paid during the year for:

Interest paid, net	$48	$713	$2,067

Income taxes	$1,196	$2,705	$2,853

(b) Net cash paid for acquisitions:
Fair value of assets acquired and liabilities assumed at the date of acquisition:
Working capital, net (excluding cash and cash equivalents)	$1,547	$4,816	$2,317
Other long-term assets	(2,089)	(1,336)	(186)
Other long-term liabilities	1,420	16,599	3,766
Goodwill and other intangible assets	(5,260)	(120,460)	(24,404)

	$(4,382)	$(100,381)	$(18,507)

(c) Non-cash transactions:
Disposal of property	$-	$-	$(155)
Property and equipment purchase incurred but unpaid at period end	$116	$247	$76

*)	Net of $956 of debt discount and issuance costs

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

a.	General:

Sapiens International Corporation N.V. (“Sapiens”) and its subsidiaries (collectively, the “Company”), a member of the Formula Systems (1985) Ltd. Group, is a global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. The Company’s offerings include policy administration, billing and claims; underwriting, illustration and electronic application; reinsurance; and decision management software. Sapiens’ digital suite features customer and agent portals, and an advanced analytics solution.

Sapiens global services includes program management, project delivery and implementation of the Company’ software solutions, business services and managed services.

The Company operates in North America, Europe, Asia Pacific and South Africa.

On August 21, 2018, Sapiens completed the process of migrating the legal domicile of the Company from Curaçao, where Sapiens was incorporated since its inception, to the Cayman Islands.

b.	Acquisition of Adaptik Corporation

On March 7, 2018 (the “acquisition date”), Sapiens completed the acquisition of all outstanding shares of Adaptik Corporation (“Adaptik”), a New-Jersey company engaged in the development of software solutions for P&C insurers, (including policy administration, rating, billing, customer and task management and product design), for a total cash consideration of $18,179 (of which $17,979 were paid in March 2018 and $200 will be paid in March 2022). In addition, the seller has performance based payments relating to achievements of revenue targets over three years (2018-2020) of up to $3,700. Such payments are subject to continued employment and therefore were not included in the purchase price. Acquisition related costs were approximately $0.3 million. Unaudited pro forma condensed results of operations for the years ended December 31, 2017 and 2018 were not presented, since the acquisition is immaterial. The result of Adaptik’s operations have been included in the consolidated financial statements since March 2018. An amount of $339 which was deposited in Escrow at closing, was recognized in short-term other receivables and prepaid expenses, as the Company expects to receive this amount.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date:

Net liabilities	$(2,697)
Intangible assets	12,936
Deferred taxes	(3,528)
Goodwill	11,468

Net assets acquired	$18,179

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

e.	Acquisitions in previous years:

1.	Acquisition of StoneRiver:

On February 28, 2017, the Company completed the acquisition of all of the outstanding shares of StoneRiver, Inc. (“StoneRiver”), a provider of technology solutions and services to the insurance industry for $101,351. The Company related acquisition costs of $1,348 is presented in general and administrative expenses.

The acquisitions of StoneRiver and Adaptik expanded Sapiens presence and scale in the North American insurance market, and allows the Company to offer its customers and partners a more extensive product portfolio in the industry.

The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of StoneRiver. The results of StoneRiver’s operations have been included in the consolidated financial statements since February 28, 2017.

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

The following table sets forth the components of intangible assets associated with the acquisition:

Fair value

Developed technology	$34,039
Customer relationships	3,333
Backlog	773

Total intangible assets	$38,145

Revenues of StoneRiver for the period since the acquisition date through December 31, 2017, which are included in the consolidated financial statements, amounted to $67,805.

Pro Forma information:

The following represents the unaudited pro forma condensed results of operations for the years ended December 31, 2017 and 2016, assuming that the acquisition of StoneRiver occurred on January 1, 2016. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisitions been consummated on this date, nor does it purport to represent the results of operations for future periods.

	Year ended December 31,
	2016	2017
	Unaudited

Revenues	$295,698	$283,605
Net income (loss)	$15,556	$(89)

2.	Acquisition of KnowledgePrice:

On December 27, 2017, the Company entered into an agreement to purchase all of KnowledgePrice.com’s (“KnowledgePrice”) total shares outstanding. KnowledgePrice, a Latvian company, specializes in digital insurance services and consulting. The fair value of the total consideration amounted to $5,720, including a cash consideration of $4,068, and a contingent obligation valued at $1,652 at the acquisition date. In addition, the seller has performance based payments relating to achievements of revenue and profitability targets over three years (2018-2020) and retention payment of up to $1,116 that is subject to continued employment, and therefore not part of the purchase price. Unaudited pro forma condensed results of operations for the years ended December 31, 2017 was not presented, since the acquisition is immaterial.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, as of the acquisition date:

Net assets	$780
Intangible assets	2,417
Deferred taxes	(363)
Goodwill	3,195

Net assets acquired	$6,029

3.	Acquisition of Maximum Processing:

On May 26, 2016, the Company entered into an agreement to purchase 100% of Maximum Processing Inc.’s (MaxPro) total shares outstanding. MaxPro specializes in providing business and technology solutions across the insurance industry. The Company paid cash consideration of $4,278. In addition, the seller has performance based payments relating to achievements of revenue and profitability targets that are also subject to continued employment, and therefore were not part of the purchase price.

4.	Acquisition of 4Sight business intelligence:

On June 7, 2016, the Company entered into an agreement to purchase 100% of 4Sight Business Intelligence Inc.’s (“4Sight”) total shares outstanding. 4sight’s system provides analytics software for the insurance industry. The Company paid cash consideration of $330. In addition, the seller has performance based payments relating to achievements of revenue and profitability targets that are also subject to continued employment, and therefore are not part of the purchase price.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in United States (“U.S. GAAP”).

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in United States dollars:

The currency of the primary economic environment in which the operations of Sapiens and certain subsidiaries are conducted is the U.S. dollar (“dollar”); thus, the dollar is the functional currency of Sapiens and certain subsidiaries.

Sapiens and certain subsidiaries’ transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with ASC 830, “Foreign Currency Matters”. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial income or expenses, as appropriate.

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

Non-controlling interests of subsidiaries represent the non-controlling shareholders’ share of the total comprehensive income (loss) of the subsidiaries and fair value of the net assets upon the acquisition of the subsidiaries. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company.

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

In August 1, 2014, the Company completed the acquisition of all of the outstanding shares of Knowledge Partners International (KPI), a pioneer and recognized leader in decision management consultancy, services and training, in consideration of $ 2,380. According to the agreement, the sellers had the right to sell their minority interests to the Company 48 months following the acquisition date, and the Company had a corresponding call option. Since the mutual option expired on August 2018, the Company reclassified the redeemable non-controlling interests associated with the aforementioned option into permanent equity.

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

Research and development costs incurred in the process of software production before establishment of technological feasibility are charged to expenses as incurred. Costs incurred to develop software to be sold are capitalized after technological feasibility is established in accordance with ASC 985-20, “Software - Costs of Software to be Sold

Leased, or Marketed”. Based on the Company’s product development process, technological feasibility is established upon completion of a detailed program design.

Costs incurred by the Company between completion of the detailed program design and the point at which the product is ready for general release, have been capitalized.

Capitalized software development costs are amortized by the straight-line method over the estimated useful life of the software products (primarily seven years).

h.	Business combinations:

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

Technology and patents acquired are amortized over their estimated useful life on a straight-line basis. The acquired customer relationships are amortized over their estimated useful lives in proportion to the economic benefits realized or the straight-line method. The weighted average annual rates for other intangible assets are as follows:

%

Technology	13 - 26
Customer relationships	7 - 23
Patent	10

j.	Impairment of long-lived assets:

The Company’s long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360 “Property, Plant, and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2016, 2017 and 2018, no impairment losses have been identified.

k.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350,“Intangibles- Goodwill and Other” (“ASC 350”), goodwill is subject to an annual impairment test at December 31 of each year or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company operates in four reporting units: Emerge, L&A, Decision and P&C.

The Company applied the provisions of ASC 350 for the Company’s annual impairment test. Under the provisions, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. During 2016, 2017 and 2018, no impairment losses have been identified.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Revenue recognition:

Effective as of January 1, 2018, the Company implements the provisions of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). See Note 16 for further disclosures required under ASC 606.

Revenues are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company determines revenue recognition through the following steps:

-	identification of the contract with a customer;
-	identification of the performance obligations in the contract;
-	determination of the transaction price;
-	allocation of the transaction price to the performance obligations in the contract; and
-	recognition of revenue when, or as, the Company satisfies a performance obligation.

Most of the Company’s contracts with customers contain multiple performance obligations. For these contracts, the Company accounts for individual performance obligations separately, if they are distinct.

On most occasions, the Company generates revenues from sales of software licenses which include significant implementation services. Such software licenses and implementation services are not considered distinct performance obligations, and are accounted for as combined performance obligations. In addition, the Company generates revenues from post implementation consulting services and maintenance services.

Revenues from contracts (either fixed price or Time and Materials (T&M)) that involve significant implementation, customization, or integration of the Company’s software license to customer-specific requirements are performance obligations that are satisfied over time. The underlying deliverable is owned and controlled by the customer, and does not create an asset with an alternative use to the Company. In addition, the entity has enforceable right to payment for performance completed to date. Accordingly, the Company recognizes revenue on such contracts over time, using the percentage of completion accounting method. The Company recognizes revenue and gross profit as the work is performed, based on a ratio between actual costs incurred compared to the total estimated costs for the contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses become probable, in the amount of the estimated loss on the entire contract.

When post implementation and consulting services do not involve significant customization, the Company accounts for such services as performance obligations satisfied over time, and revenues are recognized as the services are provided.

When the Company enters into a contract for the sale of software license which does not require significant implementation services, and the customer receives the rights to use the perpetual or term-based software license, the Company recognizes revenue from the sale of the software license at the time of delivery, when the customer receives control of the software license. The software license is considered a distinct performance obligation, as the customer can benefit from the software on its own.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Standalone selling prices of software license are estimated using the residual approach, due to the lack of selling software licenses on a standalone basis. Standalone selling prices of services are determined by considering several external and internal factors including, but not limited to, transactions where the specific performance obligation is sold separately.

In addition to software license fees, contracts with customers may contain an agreement to provide for maintenance services. The Company considers the maintenance performance obligation as a distinct performance obligation that is satisfied over time, and recognized on a straight-line basis over the contractual period.

Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions paid for initial contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized over an expected period of benefit. Sales commissions on initial contracts, which are commensurate with sales commissions paid for renewal contracts, are capitalized and then amortized correspondingly to the recognized revenue of the related initial contracts. Sales commissions for renewal contracts are capitalized and then amortized on a straight line basis over the related contractual renewal period. If the expected amortization period is one-year or less, the commission fee is expensed as incurred. Amortization expense related to these costs are included in sales and marketing expenses. As of December 31, 2018, the deferred contract costs are $684 and the amortization expense for the year ended December 31, 2018 was $509.

m.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. This topic prescribes the use of the asset and liability method, whereby deferred tax asset and liability account balances are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

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

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, and foreign currency derivative contracts.

The Company’s cash and cash equivalents are invested in bank deposits mainly in dollars and NIS. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these banks deposits may be redeemed upon demand and therefore bear minimal risk.

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

The Company entered into forward contracts, and option contracts intended to protect against the increase in value of forecasted non-dollar currency cash flows. The derivative instruments hedge a portion of the Company’s non-dollar currency exposure.

No off-balance sheet concentrations of credit risk exist.

o.	Accrued severance pay and retirement plans:

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israel’s Severance Pay Law based on the most recent monthly salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Company’s liability is fully provided by monthly deposits with insurance policies and severance pay funds and by an accrual.

The deposited funds include profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or employment agreements. The value of the deposited funds is based on the cash surrendered value of these policies and recorded as an asset in the Company’s consolidated balance sheets.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In addition, the Company signed a collective agreement with certain employees, according to which the Company’s contributions for severance pay shall be in lieu of severance compensation and that upon release of the policy to the employee, no additional payments shall be made by the Company to the employee. Generally, the Company, under its sole discretion, pays to these employees the entire liability, irrespective of the collective agreement described per above. Therefore, the net obligation related to those employees is stated on the balance sheet as accrued severance pay.

The Company’s agreements with certain employees in Israel are in accordance with Section 14 of the Severance Pay Law, 1963, whereas, the Company’s contributions for severance pay shall be in lieu of its severance liability. Upon contribution of the full amount of the employee’s monthly salary, and release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter to severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

Severance expense for the years 2016, 2017 and 2018 amounted to $4,094, $4,346 and $4,542, respectively.

The Company has a 401(k) retirement savings plan for most of its U.S. employees. Each eligible employee may elect to contribute a portion of its employee’s compensation to the plan. The Company has a discretionary employer match. In 2018, this match ranges from 1-3% if an employee contributed between 2-6%.

p.	Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of common shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of common shares outstanding during each year plus dilutive potential equivalent common shares considered outstanding during the year, in accordance with ASC 260, “Earnings Per Share”.

q.	Stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, “Compensation - Stock Compensation” (“ASC 718”), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of income.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company uses the Binomial Lattice (“Binomial model”) option-pricing model to estimate the fair value for any options granted. The Binomial model takes into account variables such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option.

Stock-based compensation cost is measured at the grant date, based on the fair value of the award. The Company recognizes compensation expense for the value of its awards, which have graded vesting, based on the straight-line basis over the requisite service period of the award, net of estimated forfeitures.

The fair value of each option granted in 2016, 2017 and 2018 using the Binomial model, was estimated on the date of grant with the following assumptions:

	Year ended December 31,
	2016	2017	2018
Contractual life	6 years	6 years	6 years
Expected exercise factor	2-2.8	2-2.8	2-2.8
Dividend yield	0%	0%	0%
Expected volatility (weighted average)	34.9%-42.4%	28.9%-34.2%	30%-31.7%
Risk-free interest rate	1.3%-1.7%	1.8%-2.1%	2.6%-3.1%

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

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Fair value of financial instruments:

ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

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

The Company measures its foreign currency derivative instruments at fair value.

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short-term maturities of such instruments.

s.	Derivatives and hedging:

The Company enters into option contracts and forward contracts to hedge certain transactions denominated in foreign currencies. The purpose of the Company’s foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. The Company’s option and forward contracts do not qualify as hedging instruments under ASC 815, “Derivatives and hedging”. Changes in the fair value of option strategies are reflected in the consolidated statements of income as financial income or expense.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In 2016, 2017 and 2018, the Company entered into option contracts in the notional amounts of $26,336, $31,111 and $40,871, respectively, and in 2016, 2017 and 2018 the Company entered into forward contracts in the notional amounts of $17,668, $9,600 and $17,731, respectively, in order to protect against foreign currency fluctuations.

As of December 31, 2016, 2017 and 2018, the Company had outstanding options and forward contracts, in the notional amount of $0, $0 and $4,950, respectively.

In 2016, 2017 and 2018, the Company recorded income (expense) of $849, ($300) and $(869) respectively, with respect to the above transactions, presented in the statements of income as financial income.

t.	Treasury shares:

Repurchased common shares are held as treasury shares. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

u.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC 220, “Comprehensive Income”. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders.

The components of accumulated other comprehensive income (loss), of $528 and $(7,820) at December 31, 2017 and 2018, respectively, were comprised from foreign currency translation differences only.

v.	Recently adopted accounting pronouncements:

In May 2014, the FASB issued ASU 2014-09 establishing Accounting Standards Codification (ASC) Topic 606, “Revenue from Contracts with Customers” (ASC 606). ASC 606 establishes a comprehensive new revenue recognition model designed to depict the transfer of goods or services to a customer in an amount that reflects the consideration the entity expects to be entitled to receive in exchange for those goods or services and requires significantly enhanced revenue disclosures. The Company adopted the standard effective January 1, 2018 using the modified retrospective method. Results for reporting periods beginning after January 1, 2018, were presented under Topic 606, while prior period amounts were not adjusted and were reported in accordance with the Company’s historic accounting practices, under legacy revenue recognition standards.

See Note 16 to the financial statements for further information regarding the initial application of ASC 606.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In August 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-15 “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (ASU 2016-15). ASU 2016-15 provides specific guidance on eight cash flow classification issues, including debt prepayment, payments of contingent liabilities as part of business combinations, or debt extinguishment costs and distributions received from equity method investees, to reduce diversity in practice. ASU 2016-15 is effective for interim and annual periods beginning after December 15, 2017. The Company adopted this standard during 2018, with no material impact on its financial statements.

As a result of the adoption of ASU 2016-15, the Company adjusted the previously reported consolidated statement of cash flows for the years ended December 31, 2017 as follows:

	Year Ended December 31, 2017
	As previously reported	Adjustments	As Adjusted
Net cash provided by financing activities	70,775	(766)	70,009
Net cash provided by operating activities	8,482	766	9,248

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash,” which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company retrospectively adopted ASU 2016-18 on January 1, 2018 and accordingly included restricted cash with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statement of cash flows. Prior to adoption of this new guidance, the Company reported changes in restricted cash as cash flows from investing activities.

As a result of the adoption of ASU 2016-18, the Company adjusted the previously reported consolidated statement of cash flows for the years ended December 31, 2016 as follows:

	Year Ended December 31, 2016
	As previously reported	Adjustments	As Adjusted

Restricted cash, net	$1,393	$(1,393)	$-
Net cash used in investing activities	(8,317)	(1,393)	(9,710)
Increase in cash, cash equivalents and restricted cash	6,557	(1,393)	5,164
Cash, cash equivalents and restricted cash at the beginning of the year	54,351	1,393	55,744

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In January 2017, FASB issued ASU 2017-01, Business Combinations (Topic 805) Clarifying the Definition of Business. ASU 2017-01 clarifies the definition of a business with the objective of adding standard to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update to the standard is effective for interim and annual periods beginning after December 15, 2017, and applied prospectively. The Company adopted this standard during 2018, with no material impact on its financial statements.

In May 2017, the FASB issued ASU 2017-09, “Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting” (“ASU 2017-09”), which gives direction on which changes to the terms or conditions of share-based payment awards require an entity to apply modification accounting in Accounting Standard Codification (“ASC”) Topic 718. In general, entities will apply the modification accounting guidance if the value, vesting conditions or classification of the award changes. ASU 2017-09 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period.

The Company adopted this standard during 2018, with no material impact on its financial statements.

w.	Recently issued accounting pronouncements:

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset (“ROU”), which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new standard, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would is not required applying the new standard to all leases existing at the date of initial application. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. The Company adopted this standard at January 1, 2019 (“the Transition Date”), using the modified retrospective approach. As permitted by the amended guidance, The Company elected to retain the original lease classification and historical accounting for existing or expired contracts of lessees and lessors so that we will not be required to reassess whether such contracts contain leases, the lease classification, or the initial direct costs. Additionally, the Company intends to elect an accounting policy, by class of underlying asset to combine, lease and non-lease components.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company expects the adoption of the standard to have a material impact on its consolidated balance sheets which will result in the recognition of ROU and lease liabilities of approximately $30,000 to $35,000 at the Transition Date. The most significant impact from recognition of ROU assets and lease liabilities relates to the Company’s leased office space. However, the Company does not anticipate that the adoption of this standard will have a material impact on the operating expenses in its consolidated statements of operations since the expense recognition under this new standard will be similar to current practice.

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

x.	Reclassification:

Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year’s presentation.

NOTE 3:	OTHER LONG-TERM ASSETS

	December 31,
	2017	2018

Deferred tax assets	$2,620	$2,965
Other	1,055	1,327

	$3,675	$4,292

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2017	2018
Cost:
Computers and peripheral equipment	$31,435	$32,349
Office furniture, equipment and other	5,858	5,602
Buildings and leasehold improvements	6,702	6,472

	43,995	44,423
Accumulated depreciation:
Computers and peripheral equipment	27,011	29,328
Office furniture, equipment and other	4,017	4,013
Buildings and leasehold improvements	2,272	2,567

	33,300	35,908

Depreciated cost	$10,695	$8,515

Depreciation expense totaled $2,835, $3,804 and $3,766 for the years 2016, 2017 and 2018, respectively.

NOTE 5:	CAPITALIZED SOFTWARE DEVELOPMENT COSTS, NET

The changes in capitalized software development costs during the years ended December 31, 2017 and 2018 were as follows:

	Year ended December 31,
	2017	2018

Balance at the beginning of the year	$20,755	$23,761

Capitalization	5,567	5,160
Amortization	(4,824)	(4,859)
Functional currency translation adjustments	2,263	(1,628)

Balance at year end	$23,761	$22,434

Amortization of capitalized software development costs for 2016, 2017 and 2018, were $4,929, $4,824 and $4,859, respectively. Amortization expense is included in cost of revenues.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net, are comprised of the following:

	Weighted average remaining useful life (years)	December 31,
		2017	2018
Original amounts:

Customer relationships	8	$19,344	$21,980
Technology	4.9	62,585	71,428
Patent	5.5	1,385	1,280

		83,314	94,688

Accumulated amortization:

Customer relationships		9,889	11,705
Technology		31,543	39,597
Patent		473	566

		41,905	51,868

Other intangible assets, net		$41,409	$42,820

b.	Amortization of other intangible assets was $2,257, $7,243 and $11,237 for 2016, 2017 and 2018, respectively.

c.	Estimated amortization expense for future periods:

For the year ended December 31,

2019	$9,840
2020	9,395
2021	8,396
2022	5,668
2023 and thereafter	9,521

$42,820

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2017 and 2018 are as follows:

	Year ended December 31,
	2017	2018

Balance at the beginning of the year	$73,597	$158,559

Acquisition of subsidiaries	79,884	11,468
Functional currency translation adjustments	5,078	(3,933)

Balance at year end	$158,559	$166,094

NOTE 8:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2017	2018

Government authorities	$6,486	$7,033
Accrued expenses	16,051	16,362
Accrued interest – Series B Debentures	782	1,334
Accrued royalties to the IIA (Note 10a)	254	433

	$23,573	$25,162

NOTE 9:	SERIES B DEBENTURES, NET OF CURRENT MATURITIES

	December 31,
	2017	2018

Series B Debentures	$79,185	$79,185
Less: Current maturities	-	(9,898)
Less: Unamortized debt discounts and issuance costs	(904)	(710)

	$78,281	$68,577

In September 2017, the Company issued Series B Debentures in the aggregate principal amount of NIS 280 million (approximately $79.2 million), linked to US dollars, payable in eight equal annual payments of $9,898, on January 1 of each of the years 2019 through 2026. The outstanding principal amount of the Series B Debentures will bear a fixed interest rate of 3.37% per annum, payable on January 1 and July 1 of each of the years 2018 through 2025, with one final interest payment on January 1, 2026. Debt discount and issuance costs were approximately $956, allocated to the Series B Debentures discount and are amortized as financial expenses over the term of the Series B Debentures due in 2026. The first installment, in the amount of $9,898, was paid in January 1, 2019.

The Series B Debentures are listed for trading on the Tel-Aviv Stock Exchange.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	SERIES B DEBENTURES, NET OF CURRENT MATURITIES (Cont.)

The Series B Debentures are unsecured and non-convertible. The Series B Debentures interest may be increased in the event that the debentures’ rating is downgraded below a certain level. The Company has undertaken to maintain a number of conditions and limitations on the manner in which it operates its business, including limitations on its ability to undergo a change of control, distribute dividends, incur a floating charge on the Company’s assets, or undergo an asset sale or other change that results in a fundamental change in the Company’s operations.

In accordance with the indenture for the Series B Debentures, the Company is required to meet the following financial covenants: (1) Target shareholders’ equity (excluding minority interest)- above $120 million – as of December 31, 2018, total shareholders’ equity was $202 million; and (2) Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65% - as of December 31, 2018 the ratio of net financial indebtedness to net capitalization was 6.97%. (3) Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5. As of December 31, 2018, the Target ratio of net financial indebtedness to EBITDA was 0.35. As of December 31, 2018, Sapiens is in compliance with all of its financial covenants.

During the years ended December 31, 2018 and 2017, the Company recorded $782 and $2,862, respectively of interest expense and $52 and $194, respectively as amortization of debt issuance costs and discount in respect of the Series B Debentures.

NOTE 10:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Sapiens Technologies (1982) Ltd. (“Sapiens Technologies”), a subsidiary incorporated in Israel, was partially financed under programs sponsored by the Israel Innovation Authority (“IIA”), formerly the Office of the Chief Scientist, for the support of certain research and development activities conducted in Israel. In exchange for participation in the programs by the IIA, the Company agreed to pay 3.5% of total net consolidated license and maintenance revenue and 0.35% of the net consolidated consulting services revenue related to the software developed within the framework of these programs based on an understanding with the IIA reached in January 2012.

The royalties will be paid up to a maximum amount equaling 100%-150% of the grants provided by the IIA, linked to the dollar, and for grants received after January 1, 1999, bear annual interest at a rate based on LIBOR.

Royalty expense amounted to $503, $488 and $414 in 2016, 2017 and 2018, respectively, and are included in cost of revenues.

As of December 31, 2018, the Company had a contingent liability to pay royalties of $6,204.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Lease and other commitments:

The Company leases office space, office equipment and various motor vehicles under operating leases, which also include renewal options. In addition, the Company has purchase obligations as part of its ongoing course of business, mainly licensing of software from various vendors.

1.	The Company’s office space and office equipment are rented under several operating leases. Future minimum lease commitments under operating leases for the years ended December 31, were as follows:

	Lease of premises	Other purchase obligations	Total

2019	$5,868	$2,150	$8,018
2020	4,825	1,920	6,745
2021	4,327	325	4,652
2022	4,055	220	4,275
2023 and thereafter	20,932	660	21,592

	$40,007	$5,275	$45,282

Rent expense for the years ended December 31, 2016, 2017 and 2018 was $6,284 $7,357 and $7,236, respectively.

2.	The Company leases its motor vehicles under cancelable operating lease agreements.

The minimum payment under these operating leases, upon cancellation of these lease agreements was $112 as of December 31, 2018.

Lease expenses for motor vehicles for the years 2018, 2017 and 2016 were $1,017, $1,044 and $1,187, respectively.

c.	The Company provided bank guarantees in the amount of $848 as security for the rent to be paid for its leased offices. The bank guarantees are valid through February 2019 and thereafter will be renewed for the same amount through February 2020. As of December 31, 2018, the Company provided bank guarantees of $465 as security for the performance of various contracts with customers and suppliers.

In addition, as of December 31, 2018, the Company had no restricted bank deposits in favor of the bank guarantees.

d.	In accordance with the indenture for the Series B Debentures, the Company is required to meet certain financial covenants. See Note 9 above.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates in Israel:

The Israeli corporate income tax rate was 25% in 2016, 24% in 2017 and 23% in 2018.

2.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 (“the Law”):

Certain of the Company’s Israeli subsidiaries have been granted “Approved Enterprise” Status under the Law. The above Israeli subsidiaries have elected the alternative benefits program, waiver of grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the “Approved Enterprise” program is tax-exempt for two years and may enjoy a reduced tax rate of 10%-25% for up to a total of eight years (subject to an adjustment based upon the foreign investors’ ownership of the Company). Under the terms of the Approved Enterprise program, income that is attributable to one of the Company’s Israeli subsidiaries was exempt from income tax for a period of two years commencing 2014.

If a dividend is distributed out of tax exempt profits, as above, the Company will become liable for tax at the rate applicable to its profits from the approved enterprise in the year in which the income was earned, as if it was not under the Approved Enterprise track. The Company’s policy is not to distribute such a dividend.

Entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the letters of approval for the specific investments in “approved enterprises”. In the event of failure to comply with these conditions, the benefits may be cancelled, and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and CPI linkage.

On December 29, 2010, the Knesset approved an additional amendment to the Law for the Encouragement of Capital Investments, 1959 (“2011 Amendment”). According to the 2011 Amendment, a reduced uniform corporate tax rate for exporting industrial enterprises (over 25%) was established. The reduced tax rate will not be program dependent and will apply to the “Preferred Enterprise’s” (as such term is defined in the Investment Law) entire income. Pursuant to the 2011 Amendment, a “Preferred Enterprise” is entitled to a reduced corporate tax rate of 16%.

As of December 31, 2015, some of the Company Israeli subsidiaries filed a notice to the Israeli tax authorities to apply for the new benefits under the 2011 Amendment and therefore subjected to the amended tax rate of 16%, which was used for 2014-2016 tax years

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise’s earnings as above will be subject to tax at a rate of 20%.

New Amendment- Preferred Technology Enterprise:

In December 2016, the Israeli Knesset passed Amendment 73 to the Investment Law which included a number of changes to the Investments Law regimes. Certain changes were scheduled to come into effect beginning January 1, 2017, provided that regulations are promulgated by the Finance Ministry to implement the “Nexus Principles” based on OECD guidelines recently published as part of the Base Erosion and Profit Shifting (BEPS) project. The regulations have been approved on May 1, 2017 and accordingly, these changes have come into effect. Applicable benefits under the new regime include:

Introduction of a benefit regime for “Preferred Technology Enterprises” granting a 12% tax rate in central Israel – on income deriving from Intellectual Property, subject to a number of conditions being fulfilled, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from exports. Preferred Technology Enterprise (“PTE”) is defined as an enterprise which meets the aforementioned conditions and for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion.

A 12% capital gains tax rate on the sale of a preferred intangible asset to a foreign affiliated enterprise, provided that the asset was initially purchased from a foreign resident at an amount of NIS 200 million or more.

A withholding tax rate of 20% or lower, under an applicable tax treaty, for dividends paid from PTE income (with an exemption from such withholding tax applying to dividends paid to an Israeli company).

Starting 2017, part of the Company’s taxable income in Israel is entitled to a preferred 12% tax rate under Amendment 73 to the Investment Law.

3.	Foreign Exchange Regulations:

Under the Foreign Exchange Regulations, some of the Company’s Israeli subsidiaries calculate their tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31 of each year.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

b.	Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. Deferred income taxes were provided in relation to undistributed earnings of non-Israeli subsidiaries, which the Company intends to distribute in the near future.

The Company intends to permanently reinvest undistributed earnings in the foreign subsidiaries in which earnings arose, in the vast majority of its subsidiaries. If the earnings, for which deferred taxes were not provided, were distributed in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and non-Israeli withholding taxes.

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2018 was $23,592 and the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that were essentially permanent in duration as of December 31, 2018 was $1,015.

c.	Tax Reform - United States of America:

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

The Company’s subsidiaries in the United States do not have any foreign subsidiaries and, therefore, the international tax provisions of the Act have no material impact on the Company’s results of operations.

The Company re-measured its U.S. deferred tax assets and liabilities, based on the rates at which they are expected to reverse in the future. The tax benefit recorded related to the re-measurement of the net deferred taxes was $3.8 million for the year ended December 31, 2017.

In March 2018, FASB issued Accounting Standards Update No. 2018-05, “Income Taxes Topic (740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118” (“ASU 2018-05”) to address the application of GAAP in situations when a registrant does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the TCJA.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

The Company completed the accounting treatment related to the tax effects of the TCJA. As a result, the Company recognizes its accounting for changes in the US federal rate and deferred tax impact for the rate change to be complete.

d.	Net operating losses carry forward:

As of December 31, 2018, certain subsidiaries had tax loss carry-forwards totaling approximately $26,250. Most of these carry-forward tax losses have no expiration date.

e.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Significant components of the Company deferred tax assets and liabilities are as follows:

	December 31,
	2017	2018

Deferred tax assets:
Net operating losses carry forward	$8,786	$7,262
Research and development	1,534	1,473
Other	2,959	3,678

Deferred tax assets before valuation allowance	13,279	12,413
Valuation allowance	(7,486)	(7,001)

Deferred tax assets	5,793	5,412

Deferred tax liabilities:
Capitalized software development costs	(2,738)	(3,211)
Acquired intangibles	(9,060)	(10,000)
Property and equipment	(489)	(270)
Undistributed earnings	-	(437)
Other	(57)	(210)

Deferred tax liabilities	(12,344)	(14,128)

Deferred tax liabilities, net	$(6,551)	$(8,716)

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

	December 31,
	2017	2018

Deferred tax assets, net	$2,620	$2,965
Deferred tax liabilities, net	(9,171)	(11,681)

Deferred tax liabilities, net	$(6,551)	$(8,716)

Deferred tax assets, net are included in other long-term assets. Deferred tax liabilities, net are included in other long-term liabilities.

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from operating losses carry forwards and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

f.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2016	2017	2018

Domestic (Israel)	$13,701	$(3,849)	$17,149
Foreign	11,672	1,841	1,882

	$25,373	$(2,008)	$19,031

g.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income for an Israeli company, and the actual tax expense as reported in the statements of income is as follows:

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

	Year ended December 31,
	2016	2017	2018

Income (loss) before taxes on income (tax benefit), as reported in the statements of income	$25,373	$(2,008)	$19,031

Statutory tax rate in Israel	25%	24%	23%

Theoretical taxes on income (tax benefit)	$6,343	$(482)	$4,377

Increase (decrease) in taxes resulting from:
Effect of foreign tax rates	(382)	(67)	315
Effect of “Approved, Beneficiary, Preferred or Preferred Technological Enterprise” status	(1,338)	(252)	(1,233)
Effect of the TCJA	-	(3,795)	-
Utilization of carry forward tax losses for which valuation allowance was provided	-	(153)	(582)
Non-deductible expenses	584	892	1,276
Losses and temporary differences for which valuation allowance was provided	377	1,050	(485)
Increase in uncertain tax positions	395	240	1,653
Others	(207)	3	(290)

Taxes on income (tax benefit), as reported in the statements of income	$5,772	$(2,564)	$5,031

h.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,
	2016	2017	2018

Current	$4,122	$2,459	$6,839
Deferred	1,650	(5,023)	(1,808)

	$5,772	$(2,564)	$5,031

	Year ended December 31,
	2016	2017	2018

Domestic (Israel)	$2,824	$(314)	$4,081
Foreign	2,948	(2,250)	950

	$5,772	$(2,564)	$5,031

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

i.	Uncertain tax benefits:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2017	2018

Balance at the beginning of the year	$1,987	$2,293
Increase in tax positions	375	1,851
Decrease in tax positions	(135)	(198)
Acquisition of subsidiary	66	-

Balance at the end of the year	$2,293	$3,946

As of December 31, 2017, and 2018, accrued interest related to unrecognized tax benefits amounted to $572 and $783, respectively.

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

Tax assessments filed by part of the Company’s Israeli subsidiaries through the year ended December 31, 2012 are considered to be final.

NOTE 12:	EQUITY

a.	The common shares of the Company are traded on the NASDAQ and on the Tel-Aviv Stock Exchange.

Common shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.	Stock option plans:

In 2011, the Company’s board of directors approved its 2011 Share Incentive Plan (the “2011 Plan”) pursuant to which the Company’s employees, directors, officers, consultants, advisors, suppliers, business partners, customers and any other person or entity whose services are considered valuable are eligible to receive awards of share options, restricted shares, restricted share units and other share-based awards. Options granted under the 2011 Plan may be exercised for a period of up to six years from the date of grant and become exercisable in four equal, annual installments, beginning with the first anniversary of the date of the grant, or pursuant to such other schedule as may provide in the option agreement.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	EQUITY (Cont.)

The total number of Common Shares available under the 2011 Plan was set at 4,000,000. Upon the approval of the 2011 Plan, the board of directors determined that no further awards would be issued under the Company’s previously existing share incentive plans.

In February 2016, our Board of Directors approved the reservation of an additional 4,000,000 Common Shares for issuance under the 2011 Plan.

As of December 31, 2018, 3,036,832 common shares of the Company were available for future grant under the 2011 Plan. Any options granted under the 2011 Plan which are forfeited, cancelled, terminated or expired, will become available for future grant under the 2011 Plan.

In March 2018, the Company’s Board of Directors approved a re-pricing of some of the Company’s stock options held by some of the Company’s senior employees. As a result of the re-pricing, 170,000 stock options at an exercise price range of $ 11.5 to $ 12.2 were re-priced to 141,229 stock options at an exercise price of $ 10.0 per share. The Company accounted for the re-pricing of the options above in accordance with ASC 718, as a modification. The Company used the Binomial valuation model to calculate the incremental fair value for the re-priced options. Since there was no incremental value as a result of the modification, no additional expense was recorded in respect of the re-pricing of the respective options.

A summary of the stock option activities in 2018 is as follows:

	Year ended December 31, 2018
	Amount of options	Weighted average exercise	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Outstanding at January 1, 2018	2,107,413	9.67	4.25	$4,084
Granted	317,000	10.20
Exercised	(223,570)	4.40
Expired and forfeited	(145,661)	10.79

Outstanding at December 31, 2018	2,055,182	9.86	3.80	$2,594

Vested and expected to vest	2,023,254	9.85	3.78	$2,570

Exercisable at December 31, 2018	829,133	8.31	2.47	$2,134

In 2016, 2017 and 2018, the Company granted 310,000, 920,910 and 317,000 stock options to employees and directors, respectively.

The weighted average grant date fair values of the options granted during the years ended December 31, 2016, 2017 and 2018 were $4.30, $4.17 and $3.43, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	EQUITY (Cont.)

The total intrinsic value of options exercised during the years ended December 31, 2016, 2017 and 2018 was $2,304, $5,739 and $1,641, respectively.

The options outstanding under the Company’s stock option plans as of December 31, 2018 have been separated into ranges of exercise prices as follows:

					Weighted
	Options	Weighted		Options	Average
	outstanding	Average	Weighted	Exercisable	Exercise
	as of	remaining	average	as of	price of
	December 31,	contractual	exercise	December 31,	Options
Ranges of exercise price	2018	Term	price	2018	Exercisable
		(Years)	$		$

0.88-1.48	25,703	1.18	1.08	25,703	1.08
4.12-5.67	103,000	0.83	5.62	103,000	5.62
6.32-6.91	45,750	1.47	6.67	38,250	6.74
7.82	300,000	2.34	7.82	300,000	7.82
8.67-9.18	95,000	3.48	9.10	40,000	9.18
9.33-9.80	413,229	4.33	9.53	157,180	9.44
10.18-10.81	217,500	3.45	10.46	112,500	10.40
11.43-12.53	810,000	4.78	11.54	33,750	12.27
12.62-13.5	45,000	3.78	12.91	18,750	12.80

	2,055,182	3.80	9.86	829,133	8.31

The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2016, 2017 and 2018, was $1,955, $2,035 and $1,942 respectively.

c.	As of December 31, 2018, there was $3,761 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a period of up to four years.

d.	During 2017, 29,500 of the 88,500 restricted shares of Sapiens Decision, the Company’s majority-owned subsidiary that were granted to one of the former shareholders of KPI in 2014 vested, thereby reducing the Company’s percentage ownership of Sapiens Decision from 94.25% to 92.89%. During 2017, Sapiens Decision granted 122,730 options to certain of its employees to purchase shares of Sapiens Decision.

e.	Dividend:

On September 20, 2018, the Company’s extraordinary general meeting of shareholders approved the distribution of a cash dividend of $0.20 per common share for a total amount of $9,978 that was paid during October 2018.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	RELATED PARTIES TRANSACTIONS

Agreements with controlling shareholder and its affiliates:

The Company has in effect services agreements with certain companies that are affiliated with Formula Systems (1985) Ltd. (“Formula”), Sapiens’ parent company (most recently since December 23, 2014 and thereafter), pursuant to which the Company has received services amounting to approximately $6,100, $5,050 and $4,455, in aggregate for the years ended December 31, 2016, 2017 and 2018. In addition, during the years ended December 31, 2016, 2017 and 2018, the Company purchased from those affiliated companies an aggregate of approximately $1,000, $930 and $320 of hardware and software.

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

During the years ended December 31, 2016, 2017 and 2018, Asseco provided back office and professional services and fixed assets to Insseco in an amount totaling approximately $1,900, $1,600 and $980, respectively.

As of December 31, 2017, and 2018, the Company had trade payables balances due to its related parties in amount of approximately $790 and $1,100, respectively. In addition, as of December 31, 2017 and 2018, the Company had trade receivables balances due from its related parties in amount of approximately $1,500 and $1,000, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2016	2017	2018

Numerator (thousands):

Net income attributed to Sapiens’ shareholders	$19,336	$352	$13,785
Adjustment to redeemable non-controlling interest	443	350	-

Net income used for earnings per share	$19,779	$702	$13,785

Denominator (thousands):

Denominator for basic earnings per share - weighted average number of common shares, net of treasury stock	48,947	49,170	49,827
Stock options	833	756	279

Denominator for diluted net earnings per share - adjusted weighted average number of shares	49,780	49,926	50,106

The weighted average number of shares related to outstanding anti-dilutive options excluded from the calculations of diluted net earnings per share was 250,809, 1,282,305 and 1,369,514 for the years 2016, 2017 and 2018, respectively.

NOTE 15:	GEOGRAPHIC INFORMATION

a.	The Company operates in a single reportable segment as a provider of software solutions. See Note 1 for a brief description of the Company’s business. The data below is presented in accordance with ASC 280, “Segment Reporting”.

b.	Geographic information:

The following table sets forth revenues by country based on the billing address of the customer. Other than as shown below, no other country accounted for more than 10% of the Company’s revenues during the years ended December 31, 2016, 2017 and 2018.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	GEOGRAPHIC INFORMATION (Cont.)

		Year ended December 31,
		2016	2017	2018
1.	Revenues:

	North America*	$74,455	$109,560	$136,477
	Europe**	107,134	120,926	128,513
	Asia Pacific	30,223	18,059	13,371
	South Africa	4,378	20,649	11,346

		$216,190	$269,194	$289,707

*)	Revenue amounts for North America consist primarily of revenues from the United States, except for approximately $854, $1,056 and $649 of revenues derived from Canada during the years ended December 31, 2016, 2017 and 2018, respectively.

**)	Revenue amounts for Europe include UK, Europe and Israel.

		December 31,
		2017	2018
2.	Property and equipment:

	Israel	$5,957	$4,149
	North America	2,913	2,514
	Others	1,825	1,852

		$10,695	$8,515

c.	Major customer data:

The following table sets forth revenues from major customers during the years ended December 31, 2016, 2017 and 2018.

	Year ended December 31,
	2016	2017	2018

Customer A	14%	2%	-

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:	REVENUE RECOGNITION

The Company adopted ASC 606 on January 1, 2018, and applied the standard using modified retrospective approach, with the cumulative effect recognized as an adjustment to the opening retained earnings balance pf $1,815 as of January 1, 2018. Specifically, under the legacy revenue standard, the Company recognizes both the term license (which does not involve significant customization) and post contract support revenues ratably over the contract period whereas under the current revenue standard, term license revenues are recognized upfront, upon delivery, and the associated post contract support revenues are recognized over the contract period. The impact on revenues for the year ended December 31, 2018 was an increase of $2,498 as a result of adopting ASC 606, with most of the amount impacting the Company’s operating profit and net income. There was no material impact on other line items of statement of income.

Remaining performance obligations represent contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. The aggregate amount of consideration allocated to performance obligations either not satisfied or partially unsatisfied from fixed price projects and post contract support services was approximately $83 million as of December 31, 2018. The Company expects to recognize approximately 60% in 2019 from remaining performance obligations as of December 31, 2018 and the remainder thereafter. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration, the remaining performance obligations related to professional services contracts that are on a T&M basis were excluded, as the Company elected to apply the practical expedients in accordance with ASC 606.

Disaggregation of revenue:

The following table provides information about disaggregated revenue by type of contract, and timing of revenue recognition (in thousands):

Year ended December 31, 2018
Total

Type of contract
T&M contracts	$169,416
Fixed-priced contracts	120,291

Total	$289,707

Timing of revenue recognition
Products transferred at a point in time	6,521
Products and services transferred over time	283,186

Total	$289,707

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:	REVENUE RECOGNITION (Cont.)

Contract balances:

The following table provides information about trade receivables, contract assets (unbilled receivables) and contract liabilities (deferred revenues) from contracts with customers (in thousands):

	December 31,
	2017	2018

Trade receivables	41,708	38,953
Unbilled receivables	11,518	20,206
Deferred revenues (short-term contract liabilities)	16,513	18,057
Deferred revenues (long-term contract liabilities) *)	-	702

*) Included in other long-term liabilities in the consolidated balance sheets

Trade receivable are recorded when the right to consideration becomes unconditional, and an invoice is issued to the customer. Unbilled receivables related to the Company’s contractual right to consideration for services performed and not yet invoiced.

Billing terms and conditions generally vary by contract type. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

In accordance with the new standard, unbilled accounts receivables were reclassified in the consolidated balance sheets as of December 31, 2018 and 2017, none of which resulted in a change to total current assets or total current liabilities. No impairment loss was recognized in respect of the Company’s outstanding contract assets during the year ended December 31, 2018.

Deferred revenues represent contract liabilities, and include unearned amounts received under contracts with customers and not yet recognized as revenues.

During the year ended December 31, 2018, the amount which was unrecognized as revenue, and included in deferred revenues at December 31, 2017, was immaterial.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2016	2017	2018

Total costs	$22,033	$37,522	$39,574
Less - capitalized software development costs	(5,545)	(5,567)	(5,160)

Research and development expenses, net	$16,488	$31,955	$34,414

b.	Financial income, net:

	Year ended December 31,
	2016	2017	2018
Financial income:
Interest	$784	$525	$181
Foreign currency translation	191	309	867
Derivatives gains	849	-	-

	1,824	834	1,048
Financial expenses:
Foreign currency translation, bank charges and other	1,021	1,990	1,059
Interest	270	1,688	3,225
Derivatives losses	-	166	755

	(1,291)	(3,844)	(5,039)

Financial income (expense), net	$533	$(3,010)	$(3,991)

- - - - - - - -