Form 20-F
period 2019-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2020-04-07
CIK 885740

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Roni Giladi, Chief Financial Officer

Tel: +972-3-790-2000

Fax+972-3-790 2942

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class:	Trading Symbol(s)	Name of each exchange on which registered:
Common Shares, par value €0.01 per share	SPNS	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

As of December 31, 2019, the Registrant had 50,159,876 Common Shares, par value € 0.01 per share, outstanding (which excludes 2,328,296 Common Shares held in treasury).

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

Yes ☒       No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T h(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Yes ☐        No ☒

i

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

●	References to “Sapiens,” the “Company,” the “Registrant,” “our company,” “us,” “we” and “our” refer to Sapiens International Corporation N.V., a Cayman Islands company, and its consolidated subsidiaries

●	References to “our shares,” “Common Shares” and similar expressions refer to Sapiens’ Common Shares, par value € 0.01 per share

●	References to “Sapiens Poland” refer to Sapiens Software Solutions (Poland) Sp.Z.O.O (formerly Insseco Sp. Z O.O), a Poland-based software and services provider for the insurance market that Sapiens acquired in the third quarter of 2015

●	References to “Adaptik” refer to Adaptik Corporation, a New Jersey company engaged in the development of software solutions, which Sapiens acquired during the first quarter of 2018

●	References to “Cálculo” refer to Cálculo S.A.U , a provider of a core insurance solution and managed services to the Spanish market, which Sapiens acquired during the fourth quarter of 2019

●	References to “KnowledgePrice.com” refer to KnowledgePrice.com, a Latvian company that specializes in digital insurance services and consulting, which Sapiens acquired in the fourth quarter of 2017

●	References to “StoneRiver” refer to StoneRiver, Inc., a Denver, Colorado- based provider of technology solutions and services to the insurance industry that Sapiens acquired in the first quarter of 2017

●	References to “sum.cumo” refer to sum.cumo, a German-based provider of digital, consumer-centric solutions mainly to the insurance sector, which Sapiens acquired in the first quarter of 2020

●	References to “dollars,” “U.S. dollars,” “U.S. $” and “$” are to United States dollars

●	References to “Euro” or “€” are to the Euro, the official currency of the Eurozone in the European Union

●	References to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency

●	References to the “Articles” are to our Amended Articles of Association, as currently in effect

●	References to the “Securities Act” are to the Securities Act of 1933, as amended

●	References to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended

●	References to “NASDAQ” are to the NASDAQ Stock Market

●	References to the “TASE” are to the Tel Aviv Stock Exchange

●	References to the “SEC” are to the United States Securities and Exchange Commission

ii

Cautionary Note Regarding Forward-Looking Statements

Certain matters discussed in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	the COVID-19 (coronavirus) pandemic, which may last longer than expected and materially adversely affect our results of operations;

●	the degree of our success in our plans to leverage our global footprint to grow our sales;

●	the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy;

●	the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions;

●	our lengthy and complex sales cycles, which do not always result in the realization of revenues;

●	the degree of our success in retaining our existing customers or competing effectively for greater market share;

●	difficulties in successfully planning and managing changes in the size of our operations;

●	the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream;

●	the challenges and potential liability that heightened privacy laws and regulations pose to our business;

●	occasional disputes with clients, which may adversely impact our results of operations and our reputation;

●	various intellectual property issues related to our business;

●	potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems;

●	risks related to the insurance industry in which our clients operate;

●	risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus outbreak, or fluctuations in currency exchange rates; and

●	risks related to our principal location in Israel and our status as a Cayman Islands company.

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

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to conform these statements to actual results or to changes in our expectations.

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data.

The following tables summarize certain selected consolidated financial data for the periods and as of the dates indicated. We derived the statement of operations financial data for the years ended December 31, 2017, 2018 and 2019, and the balance sheet data as of December 31, 2018 and 2019, from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income financial data for the years ended December 31, 2015 and 2016, and the balance sheet data as of December 31, 2015, 2016 and 2017, are derived from our audited financial statements not included in this annual report. Our historical consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and presented in U.S. dollars. You should read the information presented below in conjunction with those statements.

The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under “Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Financial Data:	Year Ended December 31,
	(In thousands, except per share data)
Statement of Income Data:	2015	2016	2017	2018	2019

Revenues	$185,636	$216,190	$269,194	$289,707	$325,674
Cost of revenues	111,192	130,402	175,678	180,138	196,153
Gross profit	74,444	85,788	93,516	109,569	129,521
Operating Expenses:
Research and development	10,235	16,488	31,955	34,415	37,378
Selling, marketing, general and administrative	39,859	44,460	60,559	52,133	54,274
Total operating expenses	50,094	60,948	92,514	86,547	91,652
Operating income	24,350	24,840	1,002	23,022	37,869
Financial expenses (income), net	(163)	(533)	3,010	3,991	2,768
Income (loss) before taxes on income (tax benefit)	24,513	25,373	(2,008)	19,031	35,101
Taxes on income (tax benefit)	4,213	5,772	(2,564)	5,031	8,610

Net income	20,300	19,601	556	14,000	26,491

Attributed to non-controlling interest	59	(43)	(189)	215	244
Attributed to redeemable non-controlling interest	1	(135)	43	-	-
Adjustment to redeemable non-controlling interest	224	443	350	-	-

Net income attributable to Sapiens	20,016	19,336	352	13,785	26,247

Basic net earnings per share attributable to Sapiens’ shareholders	$0.42	$0.40	$0.01	$0.28	$0.53
Diluted net earnings per share attributable to Sapiens’ shareholders	$0.41	$0.40	$0.01	$0.28	$0.52
Weighted average number of shares used in computing basic net earnings per share	48,121	48,947	49,170	49,827	50,031
Weighted average number of shares used in computing diluted net earnings per share	49,327	49,780	49,926	50,106	50,653

	At December 31,
Balance Sheet Data:	2015	2016	2017	2018	2019
	(In thousands)

Cash and cash equivalents	$54,351	$60,908	$71,467	$64,628	$66,295
Marketable securities	39,651	35,448	-	-	-
Working capital	51,342	72,453	60,804	48,206	42,311
Total assets	242,271	257,851	373,619	378,865	452,421
Series B Debentures (1)	-	-	78,281	79,809	68,748
Capital stock	234,658	227,463	221,863	215,613	217,711
Total equity(2)	$181,809	$194,391	$200,874	$202,484	$225,498

(1)	In September 2017, we issued NIS 280 million (approximately $78.3 million, net of $0.96 million of debt discount and issuance costs) principal amount of Series B unsecured, non-convertible debentures, in a public offering and private placement in Israel. For more information concerning the Series B debentures, please see Item 5.B “Liquidity and Capital Resources”—”Israeli Public Offering and Private Placement of Debentures”.

(2)	On April 22, 2015, March 31, 2016, October 18, 2017, September 16, 2018 and August 5, 2019, our Board of Directors declared one-time cash dividends of $0.15, $0.20, $0.20, $0.20 and $0.22 per Common Share (or approximately $7.2 million, $10.0 million, $9.8 million, $10.0 million and $11.0 million, in the aggregate, respectively), which were paid on June 1, 2015, June 1, 2016, December 14, 2017, October 30, 2018 and September 3, 2019, respectively.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

We operate globally in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The following section lists some, but not all, of those risks and uncertainties that may have a material adverse effect on our business, financial position, results of operations or cash flows.

Risks Relating to Our Business, Our Industry and Our Financing Activities

The global outbreak of COVID-19 (coronavirus) may negatively impact the global economy in a significant manner for an extended period of time, and also adversely affect our operating results in a material manner.

As of the date of this annual report, the COVID-19 (coronavirus) pandemic had made a significant impact on global economic activity, with governments around the world having closed office spaces, public transportation and schools, and restricting travel. These closures and restrictions, if continued for a sustained period, could trigger a global recession that could negatively impact our business in a material manner. Most importantly, our insurer customers may be less likely to purchase large insurance software systems if they face a wave of claims related to the virus, or they may reduce the amount of work for which they retain our services if they experience a slowdown in their businesses,

Prolonged economic uncertainties or downturns in certain regions or industries could materially adversely affect our business. Our business depends on our current and prospective customers’ ability and willingness to invest money in core systems, which in turn is dependent upon their overall economic health. Negative economic conditions in the global economy or certain regions such as the U.S. or Europe, including conditions resulting from financial and credit market fluctuations, could cause a decrease in corporate spending on products and services that we sell. Wide-spread viruses and epidemics like the recent novel coronavirus outbreak, could also negatively affect our customers’ spending on our products and services. In 2019, 50% of our revenues generated from North America, 41% of our revenues generated from Europe, and 9% from the rest of the world. In addition, a significant portion of our revenue is generated from customers in the financial services industry, including banking and insurance. Negative economic conditions may cause customers generally, and in that industry in particular, to reduce their IT spending. Customers may delay or cancel projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating maintenance and support agreements. Additionally, customers may be more likely to make late payments in worsening economic conditions, which could require us to increase our collection efforts and require us to incur additional associated costs to collect expected revenues. To the extent purchases of licenses for our software are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general IT spending. If economic conditions generally or in the industries in which we operate specifically, worsen from present levels, our results of operations could be adversely affected.

The implementation of our M&A growth strategy, which requires the integration of our multiple acquired companies, including, most recently, sum.cumo, Cálculo, Adaptik, KnowledgePrice.com and StoneRiver and their respective businesses, operations and employees with our own, involves significant risks, and the failure to integrate successfully may adversely affect our future results.

In the past decade we have completed 13 acquisitions. Most recently, in the first quarter of 2020, we acquired sum.como, after having acquired Cálculo in the fourth quarter of 2019, Adaptik in the fourth quarter of 2018, and KnowledgePrice.com and StoneRiver in 2017. These acquisitions are part of our integrated M&A growth strategy, which is centered on three key factors: growing our customer base, expanding geographically and adding complementary solutions to our portfolio— all while we seek to ensure our continued high quality of services and product delivery. Any failure to successfully integrate the business, operations and employees of our acquired companies, or to otherwise realize the anticipated benefits of these acquisitions, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies and technologies, and the harmonization of differences in the business cultures between these companies and their personnel. Integration of these businesses will be complex and time-consuming, will involve additional expense and could disrupt our business and divert management’s attention from ongoing business concerns. The challenges involved in integrating sum.como, Cálculo, Adaptik, and other former acquisitions include:

●	Preserving customer, supplier and other important relationships

●	Integrating complex, core products and services that we acquire with our existing products and services

●	Integrating financial forecasting and controls, procedures and reporting cycles

●	Combining and integrating information technology, or IT, systems

●	Integrating employees and related HR systems and benefits, maintaining employee morale and retaining key employees

●	Potential confusion that we may have in our dealings with customers and prospective customers as to the products we are offering to them and potential overlap among those products

The benefits we expect to realize from these acquisitions are, necessarily, based on projections and assumptions about the combined businesses of our company, and assume, among other things, the successful integration of these acquired entities into our business and operations. The acquisitions of StoneRiver and Adaptik, in particular, significantly expanded our presence and scale in the North American insurance industry, and has been helping us to further accelerate our growing market footprint in the U.S. P&C space. Our projections and assumptions concerning our acquisitions may be inaccurate, however, and we may not successfully integrate the acquired companies and our operations in a timely manner, or at all. We may also be exposed to unexpected contingencies or liabilities of the acquired companies. If we do not realize the anticipated benefits of these transactions, our growth strategy and future profitability could be adversely affected.

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

We have recently experienced, and expect to continue to experience, rapid growth in our number of employees, especially in India, and in our international operations that has placed, and will continue to place, a significant strain on our operational and financial resources and our personnel. To manage our anticipated future growth effectively, we must continue to maintain and may need to enhance our information technology infrastructure, financial and accounting systems and controls and manage expanded operations and employees in geographically distributed locations. We also must attract, train and retain a significant number of additional qualified sales and marketing personnel, professional services personnel, software engineers, technical personnel and management personnel. Our failure to manage our rapid growth effectively could have a material adverse effect on our business, results of operations and financial condition. Our growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of new services or product enhancements. For example, since it may take as long as six months to hire and train a new member of our professional services staff, we make decisions regarding the size of our professional services staff based upon our expectations with respect to customer demand for our products and services. If these expectations are incorrect, and we increase the size of our professional services organization without experiencing an increase in sales of our products and services, we will experience reductions in our gross and operating margins and net income. If we are unable to effectively manage our growth, our expenses may increase more than expected, our revenues could decline or grow more slowly than expected and we may be unable to implement our business strategy. Our rapid growth may also be accompanied by greater exposure to litigation, including suits by clients, vendors, employees or former employees, as the sizes of our workforce and our overall international operations increase. All such litigation carries with it related costs and could divert our management’s attention from ongoing business concerns. We also intend to continue to expand into additional international markets which, if not technologically or commercially successful, could harm our financial condition and prospects.

The skilled and highly qualified workforce that we need to develop, implement and modify our solutions may be difficult to hire, train and retain, and we could face increased costs to attract and retain our skilled workforce.

Our business operations depend in large part on our ability to attract, train, motivate and retain highly skilled information technology professionals, software programmers and communications engineers on a worldwide basis. In addition, our competitive success will depend on our ability to attract and retain other outstanding, highly qualified employees, consultants and other professionals. Because our software products are highly complex and are generally used by our customers to perform critical business functions, we depend heavily on skilled technology professionals. Skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. In addition, serving several new customers or implementing several new large-scale projects in a short period of time may require us to attract and train additional IT professionals at a rapid rate. Once we hire and train our skilled employees, if there is a downturn in worldwide economic conditions and in our business, we may need to lay off some of those employees, which will result in our wasting the time and resources invested in training them, and wasting their accumulated know-how.

If we fail to adapt to changing market conditions and cannot compete successfully with existing or new competitors, our business could be harmed.

We may be unable to compete successfully with existing or new competitors. Our failure to adapt to changing market conditions and to compete successfully with established or new competitors could have a material adverse effect on our results of operations and financial condition. We face intense competition for the software products and services that we sell, including competition for managed services we provide to customers under long-term service agreements. These managed services include management of data center operations and IT infrastructure, application management and ongoing support, systems modernization and consolidation, and management of end-to-end business processes for billing and customer care operations.

The market for communications information systems is highly competitive and fragmented, and we expect competition to continue to increase. We compete with independent software and service providers and with the in-house IT and network departments of communications companies. Our main competitors include firms that provide IT services (including consulting, systems integration and managed services), software vendors that sell products for specific aspects of a total information system, software vendors that specialize in systems for particular communications services (such as internet, wireline and wireless services, cable, satellite and service bureaus) and network equipment providers that offer software systems in combination with the sale of network equipment. We also compete with companies that provide digital commerce software and solutions.

We believe that our ability to compete with other vendors, as well as with in-house IT and network departments of communications companies, depends on a number of factors, including:

●	The development by others of software products and services that are competitive with our products and services

●	The price at which others offer competitive software and services

●	The ability of competitors to deliver projects at a level of quality that rivals our own

●	The responsiveness of our competitors to customer needs

●	The ability of our competitors to hire, retain and motivate key personnel

A number of our competitors have long operating histories; large customer bases; substantial financial, technical, sales, marketing and other resources; and strong name recognition. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves, or with third parties to increase their abilities to address the needs of our existing, or prospective, customers.

Additionally, our competitors have acquired, and may continue to acquire in the future, companies that may enhance their market offerings. New competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. We cannot guarantee that we will be able to compete successfully with existing or new competitors. If we fail to adapt to changing market conditions and to compete successfully with established or new competitors, our results of operations and financial condition may be adversely affected.

We may be required to increase or decrease the scope of our operations in response to changes in the demand for our products and services, and if we fail to successfully plan and manage changes in the size of our operations, our business will suffer.

In the past, we have both grown and contracted our operations, in some cases rapidly, to profitably offer our products and services in a continuously changing market. If we are unable to manage these changes, or to plan and manage any future changes in the size and scope of our operations, our business will be negatively impacted.

Restructurings and cost reduction measures that we have implemented in the past have reduced the size of our operations and workforce. Reductions in personnel can result in significant severance, administrative and legal expenses, and may also adversely affect or delay various sales, marketing and product development programs and activities. These cost reduction measures have included, and may in the future include, employee separation costs and consolidating and/or relocating certain of our operations to different geographic locations.

Acquisitions, organic growth and absorption of significant numbers of customers’ employees in connection with managed services projects have, from time to time, increased our headcount. During periods of expansion, we may need to serve several new customers or implement several new large-scale projects in short periods of time. This may require us to attract and train additional IT professionals at a rapid rate, as well as quickly expand our facilities, which may be difficult to successfully implement.

If existing customers are not satisfied with our solutions and services and either do not make subsequent purchases from us or do not continue using such solutions and services, or if our relationships with our largest customers are impaired, our revenue could be negatively affected.

We depend heavily on repeat product and service revenues from our base of existing customers. Five of our customers accounted for, in the aggregate, 20.7% and 15.6% of our revenues in the years ended December 31, 2018 and 2019, respectively. If our existing customers are not satisfied with our solutions and services, they may not enter into new project contracts with us or continue using our technologies. A significant decline in our revenue stream from existing customers, including due to termination of agreement(s), would have a material adverse effect on our business, results of operations and financial condition.

Our business often involves long-term, large, complex implementation projects across the globe, which involve uncertainties, mainly during the implementation period, such as changes to the estimated project costs and changes in project schedule. Such changes may cause disputes between us and our customers, due to failure on our part, or even in absence of failures on our part, and may in some cases result in cancellation of those projects. Such cancellation can adversely impact our revenues, profitability and/or, in some cases, our relationship with the relevant customer.

Our business is characterized by relatively large, complex implementation projects or engagements that can have a significant impact on our total revenue and cost of revenue from quarter to quarter. A high percentage of our expenses, particularly employee compensation, are relatively fixed. Therefore, variations in the timing of the initiation, estimate of scope of work, progress or completion of projects or engagements can cause significant variations in operating results from quarter to quarter.

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

Similarly, delays in implementation projects (whether fixed price or not) may affect our revenue and cause our operating results to vary widely. Our solutions are delivered over periods of time ranging from several months to a few years. Payment terms are generally based on periodic payments or on the achievement of milestones. Any delays in payment or in the achievement of milestones may have a material adverse effect on our results of operations, financial position or cash flows.

For non-fixed price contracts, we generally provide our customers with up-front estimates regarding the duration, budget and costs associated with the implementation of our products. Due to the complexities described above, however, we may not meet those upfront estimates and/or the expectations of our customers, which could lead to a dispute with a client.

As an example, in 2017, we were involved in a dispute with a significant customer (which accounted for approximately 12% of our revenues in 2016) under a software development project agreement. Work on the project was eventually canceled due to the dispute and we entered into a settlement agreement with the customer, which resulted in a reduction in our revenues and operating profit relative to our prior estimates for 2017. In 2018, a significant customer in South Africa changed the scope of an ongoing project significantly, which resulted in a decrease in the revenues realized from that customer during 2018, thereby adversely impacting our revenues in 2018. In 2019, a significant European customer cancelled, for convenience (and not due a failure by us to comply with the terms of the agreement with such customer) an implementation project. While we recognized and collected the vast majority of the sums payable to us under the foregoing implementation project, the cancellation resulted in the loss of potential future revenues from this customer. Similar such disputes with other significant customers in the future, whether due to failure on our part, or even absent such failure on our part, could result in lost revenues, and lower profit margins, and could harm our reputation, thereby adversely affecting our ability to attract new customers and to sell additional solutions and services to existing customers.

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

In particular, our European activities are subject to the European Union General Data Protection Regulation, or GDPR, which has created additional compliance requirements for us. GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR became enforceable on May 25, 2018 and non-compliance may expose entities such as our company to significant fines or other regulatory claims. In the United States, our operations in various states, such as New York and California, are now subject to expanded privacy regulations. In California, we are subject to the California Consumer Privacy Act, or CCPA, a statute that went into effect on January 1, 2020. The CCPA imposes enhanced disclosure requirements for us regarding our interactions with customers who are residents of California, such as comprehensive privacy notices for consumers when we, or our agents, collect their personal information. We may be further required to ensure third-party compliance, as under the CCPA we could be liable if third parties that collect, process or retain personal information on our behalf violate the CCPA’s privacy requirements. The sanctions for non-compliance could include fines and/or civil lawsuits.

While we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with these standards, to the extent that we fail to adequately comply, that failure could have an adverse effect on our business, financial conditions, results of operations and cash flows.

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

Our customers include P&C insurance carriers that have experienced, and will likely experience in the future, catastrophe losses that adversely impact their businesses. Catastrophes can be caused by various events, including, amongst others, hurricanes, tsunamis, floods, windstorms, earthquakes, hail, tornados, explosions, severe weather and fires, or the spread of pandemics of disease, such as the cornoavirus. Moreover, acts of terrorism or war could cause disruptions in our or our customers’ businesses or the economy as a whole. The risks associated with natural disasters and catastrophes are inherently unpredictable, and it is difficult to predict the timing of such events or estimate the amount of loss they will generate. In the event a future catastrophe adversely impacts our current or potential customers, we may be prevented from maintaining and expanding our customer base and from increasing our revenues because such events may cause customers to postpone purchases of new products and professional service engagements or discontinue projects.

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

There may be consolidation in the insurance market, which could reduce the use of our products and services and adversely affect our revenues.

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

In the deed of trust that we have entered into with the trustee for the holders of our Series B Debentures, or the debentures, which we offered and sold in an Israeli public offering and Israeli private placement in September 2017, we have undertaken to maintain a number of conditions and limitations on the manner in which we can operate our business, including limitations on our ability to undergo a change of control, distribute dividends, incur a floating charge on our assets, or undergo an asset sale or other change that results in a fundamental change in our operations. The deed of trust also requires us to comply with certain financial covenants, including maintenance of a minimum shareholders’ equity level and a maximum ratio of financial indebtedness to shareholders’ equity, at levels that are customary for companies of comparable size. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements that could otherwise be financially advantageous to us and, by extension, our debenture holders. The deed of trust furthermore provides for an upwards adjustment in the interest rate payable under the debentures in the event that our debentures’ rating is downgraded below a certain level. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the Israeli rating of the debentures (below BBB-) would constitute an event of default that could result in the acceleration of our obligation to repay the debentures, of which there is US$58.9 million principal amount outstanding (as of March 1, 2020), which accelerated repayment may be difficult for us to effect.

Risks Relating to Our International Operations

Our international sales and operations subject us to additional risks that can adversely affect our business, results of operations and financial condition.

We are continuing to expand our international operations as part of our growth strategy. In fiscal years 2018 and 2019, 52.8% and 49.8%, respectively, of our revenues were derived from outside of North America. Our current international operations and our plans to further expand our international operations subject us to a variety of risks, including:

●	Increased exposure to fluctuations in foreign currency exchange rates

●	Complexity in our tax planning, and increased exposure to changes in tax regulations in various jurisdictions in which we operate, which could adversely affect our operating results and frustrate our ability to conduct effective tax planning

●	Increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations

●	Longer payment cycles and difficulties in enforcing contracts and collecting accounts receivable

●	The need to localize our products and licensing programs for international customers

●	Lack of familiarity with and unexpected changes in foreign regulatory requirements

●	The burden of complying with a wide variety of foreign laws and legal standards

●	Compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, particularly in emerging market countries

●	The potential worsening of the coronavirus outbreak on a global scale, which may cause customers to cancel projects with us, prevent potential future opportunities for our business and harm our ability to maintain a healthy workforce that can implement our services and solutions offerings

●	The unknown and potential adverse impact of Brexit on our EU- and UK- based operations and revenues

●	Import and export license requirements, tariffs, taxes and other trade barriers

●	Increased financial accounting and reporting burdens and complexities

●	Weaker protection of intellectual property rights in some countries

●	Multiple and possibly overlapping tax regimes

●	Political, social and economic instability abroad, terrorist attacks and general security concerns

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

Most of our revenues are derived from international operations that are conducted in local currencies. Those operations are conducted in US dollars, GBP, Euro, NIS, Indian rupee, or INR, and Polish zloty, or PLN. In 2018 and 2019, our revenues were approximately 56.9% and 55.6%, respectively, in US dollars, with the remainder in the other currencies.

In some territories, like in Israel, India and Poland, our cost of operations in local currency is higher than the revenues derived from such operations. In other territories, our revenues are higher than our cost of operations in local currency. Because exchange rates between the NIS, GBP, Euro, INR and the PLN against the US dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations could negatively affect our revenue and profitability.

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

We may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. If we experience unfavorable results from one or more such tax audits, there could be an adverse effect on our tax rate and therefore on our net income. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our operating results or cash flows in the period or periods for which a determination is made. Additionally, we are subject to transfer pricing rules and regulations, including those relating to the flow of funds between us and our affiliates, which are designed to ensure that appropriate levels of income are reported in each jurisdiction in which we operate.

As we continue to expand our business in emerging markets, such as India, we face increasing challenges that could adversely impact our results of operations, reputation and business.

One-third of our employees are currently located in India. Our significant presence in India, in particular our Research & Development personnel and our personnel for the delivery of our professional services, poses a number of challenges. These challenges are related to more volatile economic conditions, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud), lack of due process, and inadvertent breaches of local laws or regulations. In addition, local business practices may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act) to which we are subject. It is possible that some of our employees, subcontractors, agents or partners may violate such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with such legal and regulatory requirements, our business and reputation may be harmed.

Conducting business in India involves unique challenges, including potential political instability; threats of terrorism; the transparency, consistency and effectiveness of business regulation; corruption; the protection of intellectual property; and the availability of sufficient qualified local personnel. Any of these or other challenges associated with operating in India may adversely affect our business or operations. Terrorist activity in India and Pakistan has contributed to tensions between those countries and our operations in India may be adversely affected by future political and other events in the region.

Risks Related to an Investment in our Common Shares

There is relatively limited trading volume for our common shares, which reduces liquidity for our shareholders, and may furthermore cause the share price to be volatile, all of which may lead to losses by investors.

There has historically been limited trading volume in our common shares, both on the NASDAQ Capital Market and the TASE. While over the past couple of years, there has been improvement, the trading volume is still relatively low, which results in reduced liquidity for our shareholders. As a further result of the historically limited volume, our common shares have experienced significant market price volatility in the past and may experience significant market price and volume fluctuations in the future, in response to factors such as announcements of developments related to our business, announcements by competitors, quarterly fluctuations in our financial results and general conditions in the industry in which we compete.

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

Our controlling shareholder, Formula Systems (1985) Ltd., beneficially owns approximately 47.8% of our outstanding Common Shares and therefore asserts a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control that may benefit our public shareholders.

Formula Systems (1985) Ltd. beneficially owns approximately 47.8% of our outstanding Common Shares. As a result, it exercises a controlling influence over our operations and business strategy and has sufficient voting power to control the outcome of various matters requiring shareholder approval. These matters may include:

■	The composition of our board of directors, which has the authority to direct our business and to appoint and remove our officers

■	Approving or rejecting a merger, consolidation or other business combination

■	Raising future capital

■	Amending our Articles, which govern the rights attached to our Common Shares

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our Common Shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code. Based on our gross income and gross assets, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2019. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2020, or for any subsequent year, until we finalize our financial statements for that year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our Common Shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. Our characterization as a PFIC could result in material adverse tax consequences for you if you are a U.S. investor, including having gains realized on the sale of our Common Shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our Common Shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our Common Shares. Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. Prospective U.S. investors should refer to “Item 10.E. Taxation—U.S. Federal Income Tax Considerations” for discussion of additional U.S. income tax considerations applicable to them based on our treatment as a PFIC.

Certain U.S. holders of our Common Shares may suffer adverse tax consequences if we or any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation,” or a CFC, under Section 957(a) of the Code. Certain changes to the CFC constructive ownership rules under Section 958(b) of the Code introduced by the U.S. Tax Act may cause one or more of our non-U.S. subsidiaries to be treated as CFCs, may also impact our CFC status, and may adversely affect holders of our Common Shares that are United States shareholders. Generally, for U.S. shareholders that own 10% or more of the combined vote or combined value of our Common Shares, this may result in adverse U.S. federal income tax consequences and these shareholders may be subject to certain reporting requirements with the U.S. Internal Revenue Service. Any such 10% U.S. shareholder should consult its own tax advisors regarding the U.S. tax consequences of acquiring, owning, or disposing our Common Shares and the impact of the U.S. Tax Act, especially the changes to the rules relating to CFCs.

Risks Related to Our Israeli Operations and Our Status as a Cayman Islands Company

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes

We derive and expect to continue to derive significant benefits from various programs, including Israeli tax benefits relating to our “Preferred Technology Enterprise”, or PTE programs. To be eligible for tax benefits as a Preferred Technology Enterprise, we must continue to meet certain conditions.  If we do not meet the conditions stipulated in the Israeli Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law and the regulations promulgated thereunder, as amended, for the PTE, any of the associated tax benefits may be cancelled and we would be required to repay the amount of such benefits, in whole or in part, including interest and consumer price index, or CPI, linkage (or other monetary penalties). Further, in the future these tax benefits may be reduced or discontinued. While we believe that we have met and continue to meet the conditions that entitle us to previously-obtained Israeli tax benefits, there can be no assurance that the Israeli Tax Authority will agree.

The Israeli government grants that our Israeli subsidiary has received require us to meet several conditions and restrict our ability to manufacture products and transfer know-how developed using such grants outside of Israel and require us to satisfy specified conditions.

One of our Israeli subsidiaries received grants in the past from the government of Israel through the National Technological Innovation Authority, or the Innovation Authority (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel, or the OCS), for the financing of a portion of its research and development expenditures in Israel with respect to our legacy technology. In consideration for receiving grants from the Innovation Authority, we are obligated to pay the Innovation Authority royalties from the revenues generated from the sale of products (and related services) developed (in whole or in part) using the Innovation Authority funds, in an amount that is up to 100% to 150% of the aggregate amount of the total grants that we received from the Innovation Authority, plus annual interest for grants received after January 1, 1999. We must fully and originally own any intellectual property developed using the Innovation Authority grants and any right derived therefrom unless transfer thereof is approved in accordance with the provisions of the Israeli Encouragement of Research, Development and Technological Innovation Law, 5744-1984, or the Innovation Law (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984, or the Research Law), and related regulations.

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

Therefore, if aspects of our technologies are deemed to have been developed with Innovation Authority funding, the discretionary approval of an Innovation Authority committee would be required for any transfer to third parties outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the Innovation Authority may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

The transfer of Innovation Authority-supported technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred technology or know-how, the amount of Innovation Authority support, the time of completion of the Innovation Authority-supported research project and other factors. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with Innovation Authority funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the Innovation Authority.

We received grants from the Innovation Authority prior to an extensive amendment to the Research Law that came into effect as of January 1, 2016, or the Amendment, which may also affect the terms of existing grants. The Amendment provides for an interim transition period (which has not yet expired), after which time our grants will be subject to terms of the Amendment. Under the Research Law, as amended by the Amendment, the Innovation Authority is provided with a power to modify the terms of existing grants. Such changes, if introduced by the Innovation Authority in the future, may impact the terms governing our grants.

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

Our home jurisdiction, the Cayman Islands, has been added by the European Council to the EU’s list of non-cooperative jurisdictions for tax purposes, commonly referred to as the ‘EU blacklist’. This status, if not removed, may have an adverse impact upon our reputation and, potentially, our financial condition and results of our activities.

In February 2020, the Cayman Islands was added to a list of non-cooperative jurisdictions for tax purposes, commonly referred to as the ‘EU blacklist’. It is commonly believed that the reason for the inclusion of the Cayman Islands in that list was due to its having missed the EU’s deadline (end of 2019) for the introduction of legislation for the registration of private funds domiciled in the Cayman Islands (the legislation was introduced in the last quarter of 2019, but did not formally become law until early February 2020).

While there is a common expectation that the Cayman Islands will be removed from the blacklist when the list is next updated, in March 2020, we cannot assure you that will be the case. The reputational harm associated with our being a Cayman Islands entity could potentially have an adverse impact on our financial condition and results of operations if that status continues for an extended period of time.

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

Corporate Details

Our legal and commercial name is Sapiens International Corporation N.V., and we were incorporated and registered in Curaçao on April 6, 1990. In August 2018, following shareholder approval, we migrated the legal domicile of our company to the Cayman Islands and now operate as a public limited liability company under the provisions of the Companies Law (2016 Revision) of the Cayman Islands. We are registered as an Israeli company for tax purposes only. Our principal place of business is located at Azrieli Center, 26 Harokmim Street, Holon, 5885800, Israel, and our telephone number there is +972-3-790-2000. Sapiens Americas Corporation is our agent in the United States. Our World Wide Web address is www.sapiens.com. The information contained on that web site is not a part of this annual report and is not incorporated by reference herein. Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein. Except as described elsewhere in this annual report, we have not had any important events in the development of our business since January 1, 2019.

Capital Expenditures and Divestitures since January 1, 2017

In the first quarter of 2017, we acquired StoneRiver, a US-based provider of a wide range of technology solutions and services to insurance carriers, agents, and broker-dealers, whose product groups encompass P&C solutions, Life solutions, workers compensation, reinsurance solutions and F&C for all major business lines. The acquisition has enabled us to expand the range of solutions and services that we offer in North America. We paid approximately $101 million in cash, subject to certain adjustments based on working capital, transaction expenses, unpaid debt and certain litigation matters. For further information, please see Note 1(c) to our consolidated financial statements included in Item 18 of this annual report.

In the fourth quarter of 2017, we acquired KnowledgePrice.com, a Latvian company that specializes in digital insurance services and consulting. The total purchase price was approximately $6.8 million, out of which $4.1 million was paid at closing and the remainder was subject to earn-outs based on the revenues of KnowledgePrice.com following the closing. For further information, please see Note 1(c) to our consolidated financial statements included in Item 18 of this annual report.

In the first quarter of 2018, we acquired Adaptik, a New Jersey company engaged in the development of software solutions for P&C insurers, including policy administration, rating, billing, customer management, task management and product design. The total purchase price was approximately $18.2 million in cash, subject to adjustment, and about $3.7 million was subject to earn out-based specific criteria and continued employment of founders.

In the third quarter of 2019, we acquired Cálculo, a leading vendor of insurance consulting and managed services, and a core solution to the Spanish market. Cálculo’s team of insurance system experts (one of the largest in Spain) and solid customer base are expected to help us to continue our global expansion by entering the large Iberian market. We paid approximately $5.8 million in the acquisition, subject to adjustment, and about $1.7 million was subject to earn out-based specific criteria and continued employment of founders.

In the first quarter of 2020, we acquired sum.cumo, a German-based technology provider that offers digital, consumer-centric solutions mainly to the insurance sector, for a purchase price of $22.9 million in cash. An additional $1.8 million was paid to sum.cumo’s senior executives as part of an existing agreement between sum.cumo and their former shareholders. . In addition, we issued 173,003 restricted shares units worth approximately $4.4 million to sum.cumo’s senior management, for which vesting is subject to performance criteria. Sum.cumo’s senior executives may be entitled to future payments of up to $2.2 million that are subject to both earn out-based and retention specific criteria over the next four years.

Our principal capital expenditures during the last three years related mainly to the purchase of computer equipment and software for use by our subsidiaries, as well as $6.9 million for construction of our new campus initiated in Bangalore, India in July 2019. Our capital expenditures totaled approximately $2.6 million in 2017, $1.9 million in 2018 and $11.5 million in 2019.

B.	Business Overview.

Sapiens is a leading global provider of software solutions for the insurance industry. Our extensive expertise is reflected in our innovative software platforms, suites, solutions and services for property & casualty (P&C); reinsurance; life, pension & annuity (L&A); financial & compliance (F&C); workers’ compensation (WC); and financial markets. Our company offers a full digital suite that provides an end-to-end, holistic and seamless digital experience for carriers, agents, customers and assorted insurance personnel, across multiple devices and technologies. Sapiens’ offerings enable our customers to effectively manage their core business functions – including policy administration, claims and billing – and they support insurers during their digital transformation journeys. Our portfolio also covers underwriting, illustration and electronic application.

Sapiens supplies decision management solutions tailored to a variety of financial services providers, so business users across verticals can quickly deploy business logic and comply with policies and regulations throughout their organizations.

Our platforms possess modern, modular architecture and are digital-driven. They empower customers to respond to the rapidly changing insurance market and frequent regulatory changes, while improving the efficiency of their core operations. These process enhancements increase revenue and reduce costs.

2019 was a year of double-digit growth and acquisitions for Sapiens, while we also invested in building the foundation for further expansion in 2020 and beyond.

In February 2020, Sapiens acquired sum.cumo, a German-based technology provider that offers disruptive, digital, innovative and consumer-centric solutions mainly to the insurance sector. Sapiens aims to expand its footprint by offering Sapiens’ complete product and services portfolio in the DACH region (Germany, Switzerland and Austria), alongside sum.cumo’s offerings. sum.cumo’s experts in consulting, user experience, marketing and technology enable the region’s insurers to launch successful eCommerce environments.

As described below, in October of 2019, Sapiens acquired Cálculo, a leading vendor of insurance consulting and managed services, and a core solution to the Spanish market. Cálculo was established in 1966 and possesses over 150 insurance experts and 25 insurance company customers in Spain. Cálculo’s team of experts, one of the largest core insurance system teams in Spain, and impressive customer base that includes several blue-chip companies, will help Sapiens continue its global expansion by facilitating its entry into the large Iberian market.

In February 2019, Sapiens announced a complete rebranding that highlights our evolution to a unified global provider of insurance software solutions. The new brand identity marks Sapiens’ growth into a one-stop shop for insurance software solutions. Sapiens renamed its entire product portfolio and changed the look-and-feel and contents of all its marketing collateral, and launched a new website. Our master brand architecture and descriptive solution names quickly communicate our offerings’ main functions and frame Sapiens as a unified company (following the acquisitions described above). The updated look features our human-to-human (H2H) approach, reflecting the long-term partnerships we have with customers and employees, and the entirely new marketing communications collateral we developed.

In February 2018, Sapiens acquired Adaptik, a Pennsylvania-based firm that offers P&C insurers policy administration and billing capabilities for commercial, personal, specialty and workers’ compensation lines of business. The acquisition was another step in Sapiens’ journey to offer the U.S. insurance market a modern, modular, fully integrated property & casualty insurance platform.

In February 2017, Sapiens acquired StoneRiver, a U.S. based company that offered a rich product portfolio comprised of claims, billing, rating, underwriting, illustration, reinsurance and F&C solutions for all major insurance business lines, across both P&C and L&A. StoneRiver’s comprehensive set of solutions complements Sapiens’ offerings and has helped Sapiens accelerate its growth in the U.S. market, as well as globally.

The acquisition of StoneRiver and then Adaptik created synergy with Sapiens’ strong capabilities and enable us to offer a truly modern, comprehensive property & casualty digital insurance platform to the U.S. market. Sapiens possesses an innovative P&C digital insurance platform that combines three powerful core components: Sapiens PolicyPro for Property & Casualty; Sapiens BillingPro for Property & Casualty; and Sapiens ClaimsPro for Property & Casualty, accompanied by Sapiens’ existing solutions for data and analytics, digital engagement and distribution, and the cloud.

In December 2017, Sapiens expanded its Digital capabilities through the acquisition of KnowledgePrice.com (KnowledgePrice), a technology specialist with expertise in digital insurance services and consulting. Privately-held KnowledgePrice employed digital insurance technology experts and supplied services to leading insurance providers in the UK and Europe. KnowledgePrice personnel joined the Sapiens Digital division and now staff a Sapiens center for excellence for digital engagement services.

Sapiens’ expanded Digital division, which focuses on enabling our customers to deliver on the future of user and customer expectations, creates innovative offerings and provides full support during customers’ digital journeys.

Sapiens’ enhanced managed services offerings and cloud deployment have been adopted by several major customers and are expected to continue growing in the coming years. By allowing Sapiens to manage a substantial part of their ongoing IT operations, customers can focus on their core insurance competency and business.

Software Solutions

Our software portfolio is comprised of:

●	Property & Casualty – a comprehensive software platform, suite and solutions supporting a broad range of business lines, including personal, commercial and specialty lines, as well as reinsurance and workers’ compensation (see below).

Our portfolio includes Sapiens Platform for Property & Casualty (which is comprised of core, data and digital solutions) and two core suites: Sapiens CoreSuite for Property & Casualty (for North America) and Sapiens IDITSuite for Property & Casualty (for EMEA and APAC). The core suites are offered as a full suite, or insurers can choose standalone components: policy, billing and claims. Sapiens CoreSuite is based on technology acquired from Adaptik and StoneRiver, while the Sapiens IDITSuite technology evolved from our previous Sapiens IDIT offering. Smaller, more agile insurance providers can choose Sapiens Stingray for Property & Casualty in North America and e-Tica in Iberia.

●	Life, Pension & Annuities – a comprehensive software platform, suite and complementary solutions for the management of a diversified range of products for life, pension & annuities. Our portfolio includes the Sapiens Platform for Life, Pension & Annuities; Sapiens CoreSuite for Life, Pension & Annuities; Sapiens UnderwritingPro for Life & Annuities; Sapiens ApplicationPro for Life & Annuities; Sapiens IllustrationPro for Life & Annuities; and Sapiens ConsolidationMaster for Life & Pension.

●	Digital – Sapiens DigitalSuite offers an end-to-end, holistic and seamless digital experience for insurance customers, agents, brokers, risk managers, customer groups and third-party service providers. The suite is pre-integrated with Sapiens’ core suites and other industry-leading core systems. Comprised of innovative digital solutions and content libraries to facilitate diverse customer journeys, DigitalSuite includes Sapiens AgentConnect and Sapiens CustomerConnect, our portal solutions. As part of our digital offering, Sapiens offers the following data products: Sapiens Intelligence, an analytics platform that drives analytics adoption across the organization with compelling, insightful dashboards and apps; Sapiens IntelligencePro, a comprehensive BI solution with pre-configured reports, dashboards and scorecards; and Sapiens Advanced Analytics, which uses AI and Machine Learning to generate actionable insights based on different models across the insurance value chain.

●	Reinsurance – complete reinsurance software solutions for full financial control and auditing support. Our portfolio includes: Sapiens ReinsuranceMaster, Sapiens ReinsurancePro and Sapiens Reinsurance GO.

●	Workers’ Compensation – Sapiens workers’ compensation offerings handle comprehensive policy/billing and claims needs. Our solution portfolio includes Sapiens Platform for Workers’ Compensation, Sapiens CoreSuite for Workers’ Compensation, Sapiens PolicyPro for Workers’ Compensation and Sapiens ClaimsPro for Workers’ Compensation. Providers looking to preserve greater agility may select Sapiens GO for Workers’ Compensation, which is comprised of Sapiens PolicyGo for Workers’ Compensation, Sapiens ClaimsGo for Workers’ Compensation and Sapiens Connect for Workers’ Compensation.

●	Financial & Compliance – we offer financial & compliance solutions comprised of both annual statement and insurance accounting software. This software includes Sapiens FinancialPro, Sapiens Financial GO, Sapiens StatementPro, Sapiens CheckPro and Sapiens Reporting Tools.

●	Decision Management – Sapiens Decision is an enterprise-scale platform that enables institutions and “citizen developers” across verticals to centrally author, store and manage all organizational business logic. Organizations use it to track, verify and ensure that every decision is based on the most up-to-date rules and policies. Our Decision management products are offered across verticals (including commercial banking, investment banking, mortgage banking, insurance – for both P&C and life, government, etc.).

●	Technology-Based – tailor-made solutions (unrelated to the insurance or financial services market) based on our Sapiens eMerge platform, which provides end-to-end, modular business solutions, ensuring rapid time to market.

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

Program delivery includes:

●	Project and program management

●	Training

●	Testing

●	Migration

●	Implementation and integration

Business services are comprised of:

●	Business transformation – planning and strategy, business process evaluation, training and change management

●	Digital transformation – business model and processes transformation, and data management consolidation, as well as data migration

●	User acceptance testing (UAT)

●	System integration

Managed services include:

●	Hosting services

●	Application and system management

●	Ongoing production support

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

Our Marketplace and its Needs

Our Target Markets

We operate in a large market undergoing significant transformation. According to the Gartner report, “Forecast: Enterprise IT Spending for the Insurance Market, Worldwide, 2017-2023, 3Q19 Update” (a market statistics research report by Gartner, a research and consulting firm, written by Rajesh Narayan and Rika Narisawa that was published on November 6, 2019, and which we refer to herein as the “Gartner report”), Gartner forecasted global insurance market IT spending to grow by 4.4% in 2019 and to reach $225 billion in U.S. dollars. This industry is predicted to reach nearly $265 billion by 2023, growing at a 4.2% compound annual growth rate (CAGR) from 2018 through 2023. This growth will be driven by an increase in IT services spending and software spending at CAGRs of 5.3% and 10%, respectively, according to the Gartner Report.

Gartner forecasts total insurance IT spending on software in 2020 will be $53 billion (software includes application software [analytics and business intelligence, back office/ERP and supply chain, front office/CRM, collaboration}; infrastructure software {application development and middleware, information management, storage management software, and system and network management}; and vertical/industry-specific applications).

Sapiens believes that our current total addressable market for core insurance software solutions and the accompanied point solutions is approximately $40 billion, which we expect will grow as a result of insurance carriers’ and financial institutions’ need to address, via modern software solutions from external providers, the operational challenges presented by the inefficiency of their legacy core systems. Legacy systems reflect technical and functional limitations that adversely impact carriers’ ability to swiftly launch new, innovative products that satisfy their customers’ changing needs and preferences.

By slowing down carriers’ business and geographic expansion, legacy systems create operational inefficiencies that result in increased business risk and financial costs. They are also a barrier for the adoption of digital capabilities, due to their inability to communicate and interact with innovative digital solutions. Today’s insurance providers are looking for more than just the traditional core capabilities. They seek insurance platforms with a wider range of capabilities, including full digitalization.

Sapiens’ customers are operating in a constantly evolving regulatory environment. Sometimes their legacy systems simply do not support new regulatory requirements, which puts insurance providers at risk of costly non-compliance. There is also a strong trend of shifting attention to the end-customer experience and activities, with a focus on digital operations. Many insurers are currently unable to provide the type of quality digital experience that their customers are already enjoying across most other verticals and customer satisfaction is only one of the many recognized benefits of going digital. This can only be supported via increased usage of data for decision-making, risk analysis, customer evaluation and rating, which requires a streamlined data flow and easy access to information from multiple sources.

We believe these challenges will accelerate the shift from spending on legacy systems to new vendor software solutions. It is also Sapiens’ view that these challenges are too difficult to overcome via in-house systems and the majority of insurers will turn to external software vendors, such as Sapiens.

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

During the past few years, the P&C market has been characterized by a fast rate of digital adoption. New business and technology models are adopted rapidly, to launch innovative business offerings. This requires advanced software solutions, both on the core layer, which needs to be flexible and open, and with the variety of digital tools addressing customer experience needs.

Life, Pension & Annuity Markets

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

Digital Market

Insurance carriers risk losing their customers if they do not provide the type of digital experience that all of us have come to expect from the retailers and service providers we interact with daily. Additionally, agents, brokers and other channel and service providers require a powerful digital ecosystem to capably carry out their crucial tasks.

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

Workers’ Compensation

Workers’ compensation is one of the largest lines of business in the P&C industry in North America. But future profitability is getting harder to maintain, with medical and indemnity costs per lost time claim increasing at rates greater than inflation. Insurance organizations require technology solutions that can adapt quickly to business and market conditions, offering high levels of accuracy and efficiency.

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

Decision Management Market

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

Needs of our Target Markets

Large insurance and financial organizations must constantly invest in their IT systems to respond to key market drivers. They require the ability to:

●	Satisfy today’s sophisticated, tech-savvy and demanding end-customers – who demand the type of instant, personalized service they enjoy from Netflix or Amazon – via digitalization and innovative initiatives, providing a stronger customer experience and engagement.

●	Use advanced technologies, such as artificial intelligence (AI) and machine learning, to facilitate, improve and automate traditional insurance processes.

●	Provide innovative business models, based on technology capabilities and digital operation (such as portals, web-based acquisition processes, advanced analytics, customer engagement platforms and data sources – including wearables, the Internet of Things and robo-advice.

●	Respond to complex and evolving regulatory standards (past and current standards include Solvency II, IFRS 17, Dodd-Frank legislation, GDPR, etc.)

●	Support internal customers’ growth and operations. This includes reducing the time to market of new products, expanding into new geographies, reducing costs and streamlining operations.

●	Rapidly launch new products and propositions to the market, within a short timeframe and using existing, pre-defined capabilities.

Specific Needs of the Insurance Market

The insurance market is a large, complex and highly regulated environment. Insurance carriers operate in a super-competitive and quickly evolving ecosystem, which necessitates differentiating their value propositions. Additionally, providers operate under a rigid regulatory regime that demands fast compliance. The insurance market is going through a rapid evolution process, driven by new technologies, complex ecosystems, digital capabilities and new business models, all enabled by new technologies.

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

To compete in the rapidly changing environment, and win the competition for end customers, insurance carriers require a coherent digital proposition, allowing them to better interact with their customers in a digital and omni-channel manner. They are increasingly using robotics, predictive analytics, AI and machine learning to automate processes and obtain stronger business insights. The cloud can also be utilized for improved operations and scale.

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

We believe the following are key considerations for insurance carriers that are considering upgrading their legacy systems:

●	Dynamic business environment with constantly changing regulations – insurance carriers still use outdated legacy systems that are costly and time-consuming to modify or upgrade. This has prevented them from innovating and growing. Carriers who use legacy systems may find it difficult to modify existing products, introduce new products and reach untapped market segments. Frequently changing global regulatory requirements necessitate specialized data and business rules, which makes change implementation particularly challenging.

●	Change in end-consumers’ behavior and the shift of power to consumers – insurance carriers must rapidly adapt to the shifting needs and behaviors of consumers, including the types and terms of insurance products offered, and how consumers access information. Insurance providers require systems with integration capability and support for multi-channel distribution, so they can reach their clients’ customers and partners using multiple methods, including social media, across devices.

●	A need to improve operational efficiency and reduce total cost of ownership – Sapiens believes that a significant percentage of insurance carriers are still using inefficient and outdated processes that do not automate operations and workflows, and thus do not offer efficient process management. Many of these processes likely have high error rates. Additionally, the ongoing maintenance of legacy systems is expensive and technically difficult. A specialized IT staff with the requisite skills and experience needed to maintain these systems is difficult to find and then eventually replace. Insurers seek systems that are modern, digital, automated, efficient and easy to maintain, and can lower costs over the long term.

●	Increasing global and multi-national operation – a rising number of insurers are accelerating their growth initiatives through global acquisitions. These insurers seek a single provider who can deliver solutions that will be used across markets, combining the support of local regulatory requirements and specific customer needs, while driving a generic corporate business approach and strategy across the globe, reducing costs and overhead.

●	Exploring new business models and innovative propositions – carriers are increasingly looking to: join innovative ecosystems; adopt and use new technologies, and partner with insurtechs; bring modern and differentiating propositions to the market; reduce cost; enhance and speed customer engagement; and improve their business parameters and KPIs.

●	Going digital – digitalization holds significant potential for insurers, but only if they manage to efficiently digitalize their operations, support multi-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – across devices.

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

Sapiens’ Software Solutions

Overview

Sapiens is a leading global provider of software solutions for the insurance industry. By enabling our insurance and financial services customers to digitize their business and be more agile in the face of changing business environments, we help them take advantage of powerful current trends – such as artificial intelligence, drones, machine learning, virtual assistants, etc. – while simultaneously reducing IT costs.

We offer our insurance customers a range of packaged software solutions that are:

●	Digital – revealing their history and anticipating their future needs, while facilitating easy engagement across preferred interaction channels and multiple devices.

●	Data-driven – based on set of data analysis tools, from data-warehouse and reporting, through business intelligence and analytics, to predictive and advanced analytics – so our customers can become a data-driven operation.

●	Highly automated – by using various technologies, from decision to robotics, we improve efficiency and offer agile customer engagement.

●	Comprehensive and functionally-rich – support for insurance standards, regulations and processes, by providing field-proven functionality and best practices.

●	Customizable & configurable – easily matches our customers’ specific business requirements. Our flexible architecture and configurable structure allow quick functionality augmentation that permits our platform to be used across different markets, unique business requirements and regulatory regimes. We utilize our knowledge and extensive insurance best practices and feature business-led configuration.

●	Open architecture and insurtech ecosystem – provides easy integration to any external application under any technology, allowing streamlined connectivity to all satellite applications. This enhances the digital experience and omni-channel distribution, while maintaining total platform independence and system reliability. Easy interaction with various insurtech companies providing point-solutions that can be consumed by our platforms is enabled.

●	Component-based and scalable – allows our customers to deploy platforms and solutions in a phased and modular approach, reducing risk and harm to the business, while supporting the growth plans and cost efficiency of the organization.

Our packaged software solutions enable:

●	Rapid deployment of new insurance products – via configurable software, which creates a competitive advantage in all the insurance markets we serve.

●	Improvement of operational efficiency and reduction of risk – full insurance process automation, with configurable workflows, audit and control, streamlined insurance practices, and simple integration and maintenance.

●	Reduction of overhead for IT maintenance – easy-to-integrate solutions with flexible and modern architecture, resulting in lower costs for ongoing maintenance, modifications, additions and integration.

●	Enhanced omni-channel distribution and focus on the customers – event-driven architecture, a proactive client management approach, rapid access to all levels of data, and a holistic view of clients and distributors.

●	Cloud-first as a preferred deployment model – with the flexibility to also provide an on-premise deployment.

●	Support for digitalization –insurers and financial services institutions who manage to efficiently digitalize their operations, support omni-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – including tablets and mobile devices – will unlock massive potential.

●	Managed services – offering our customers access to a long-term engagement by providing comprehensive support for their daily IT operations, while allowing them to focus on their business KPIs.

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

Sapiens IDITSuite for Property & Casualty (EMEA & APAC)

The Sapiens IDITSuite for Property & Casualty is a component-based, standalone software solution suite that offers policy, billing and claims and forms the core of the Sapiens Platform for Property & Casualty. IDITSuite supports all end-to-end core operations and processes for the non-life P&C market from inception, to renewal and claims. This pre-integrated, fully digital suite offers customer and agent portals, business intelligence and more. IDITSuite enables insurers to expand their offerings by testing new lines of business, products and services using our flexible product factory.

The suite is modular and can integrate with your ecosystem’s components. Sapiens IDITSuite for Property & Casualty includes multiple lines of business in one policy for multiple insured objects and assets. It can support corporate agreements and master policy structures. IDITSuite is designed with growth and change in mind, with extensive multi-company, multi-branding, multi-currency and multi-lingual capabilities. The IDITSuite management system is built on open technology and can be used across devices.

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

e-Tica Solution for Property & Casualty (Spain)

The e-Tica solution for Property & Casualty empowers insurance companies with a product engine, as well as policy, billing, claims and reinsurance capabilities. A fourth-generation solution, e-Tica supports all core operations and processes for the P&C market, and supports bank assurance, brokers and direct insurance.

The suite is modular, flexible and customizable through module workshops. Additionally, main features include connectivity (simple integration with other applications), robustness (based on an infrastructure of leading, consolidated tools in the market), cloud-based (platform is deployed today in the cloud and on premise), web technology (developed with JEE technology and open standards), easy evolution (scalable technology and deployment in multiple configurations) and accessibility (from any place, any time).

e-Tica ecosystem is being enhanced through new features in micro services technology, like group policy management and injury agreements.

P&C Digital Offerings

The Sapiens DigitalSuite offers an end-to-end, holistic and seamless digital experience for P&C customers, agents, brokers, customer groups and third-party service providers. The suite is pre-integrated with Sapiens’ P&C core and is comprised of digital engagement and digital enablement components. The suite is cloud-based.

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

Sapiens CoreSuite for Life, Pension & Annuities

Sapiens CoreSuite for Life, Pension & Annuities is designed to provide excellence in the administration of insurance business, facilitate digital transformation and fast time-to-value for digital strategies, and create greater efficiency via legacy consolidation. It offers insurers:

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

Sapiens UnderwritingPro for Life, Pension & Annuities

Sapiens UnderwritingPro for Life, Pension & Annuities is a web-based solution for automated underwriting and new business case management that is part of Sapiens’ core suite. It speeds new business processes for insurance carriers and their channels, offering an intuitive user interface with critical updates and task assignments provided on a real-time dashboard. Sapiens UnderwritingPro enables underwriters and case managers to work on multiple cases simultaneously.

Sapiens ApplicationPro for Life & Annuities

Sapiens ApplicationPro for Life & Annuities is web-based insurance application software that provides carriers with the choice of a standalone eApplication system, or a more comprehensive solution that seamlessly integrates with Sapiens IllustrationPro for Life & Annuities and Sapiens UnderwritingPro for Life & Annuities. Sapiens ApplicationPro is robust electronic application software that helps carriers address critical business drivers, such as decreasing time-to-issue and reducing policy acquisition costs, all in an extremely intuitive and easy-to-use package.

Sapiens IllustrationPro for Life & Annuities

Sapiens IllustrationPro for Life & Annuities is a point-of-sale solution, offering responsive product illustrations from any location in an electronic environment, with internet and desktop support. ACORD®-compliant, it offers straight-through processing, from point-of-sale to application e-submission, supported by a needs analysis suite. IllustrationPro explains complex products in a compelling way. Its powerful calculation engines handle the most complex product illustrations, including the appropriate historical and hypothetical references.

Sapiens ConsolidationMaster for Life & Pension

Sapiens ConsolidationMaster is a purpose-built, end-to-end, legacy, portfolio-focused system with a unique migration methodology that deals with “dirty” data. The solution has over 500 product templates capable of supporting the compliant administration of legacy products in any language and regulatory jurisdiction. ConsolidationMaster is designed to significantly cut the costs that are commonly associated with legacy platforms.

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

Sapiens Digital Offerings

Sapiens DigitalSuite offers an end-to-end, holistic and seamless digital experience for customers, agents, brokers, risk managers, customer groups and third-party service providers. The suite is pre-integrated with Sapiens’ core solutions, and other industry-leading core systems, and can be easily integrated with existing systems. Our DigitalSuite is comprised of innovative digital solutions and content libraries to facilitate diverse customer journeys, including our rich portal content: Sapiens AgentConnect and Sapiens CustomerConnect.

Sapiens DigitalSuite was designed to enable our carrier customers to deliver on the future of user and customer expectations. DigitalSuite is an offering that can react to market changes, support flexible interaction with dynamic APIs and offer a modern user experience. Our DigitalSuite features component-based architecture, built on modern technologies and customer-centric design.

As part of our digital offering, Sapiens offers our data products, which include: Sapiens Intelligence, an analytics platform that drives analytics adoption across the organization with compelling, insightful dashboards and apps; and Sapiens Advanced Analytics, using AI and machine learning, generates actionable insights based on different models across the insurance value chain. All digital offerings are entirely supported in the cloud.

Sapiens Digital API Layer

This highly scalable layer facilitates an open-communication, API-based platform that enables carriers to interact with insurtech companies, ecosystem technology providers and business partners. By enabling seamless interaction with any service under any technology, Sapiens’ open architecture ensures that providers will easily choose the building blocks they need. They’ll be able to seamlessly integrate all elements within their insurance ecosystem, to succeed today and prepare for the future.

Sapiens Digital Studio

Sapiens DigitalStudio – which features journey builders, journey analytics (available Q4 2020), an API composition engine and deployment management capabilities – enables business users to create and maintain digital journeys. This component empowers insurers with agility and fast time to market, based on its “one click deploy” functionality. Insurers can easily define new APIs on the fly, with full versioning capabilities and an extendable UI components library.

Sapiens PartnerHub

Sapiens is a global organization with over three decades of extensive experience in insurance innovation and technology. We seek out and identify the most relevant, advanced and innovative technology solutions for the insurance market. We connect third-party technology and insurtech solutions to our Sapiens PartnerHub, from where we make their offerings available to insurers for their own use, and for the use of their customers.

Sapiens Reinsurance Solutions

Sapiens ReinsuranceMaster

Sapiens ReinsuranceMaster is a comprehensive business and accounting system, providing a superior solution for all types of reinsurance contracts – treaty and facultative, and proportional and non-proportional. It enables insurers of all sizes to manage their entire range of reinsurance contracts and activities for all lines of business, including rich accounting functionality and reporting capabilities.

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

Sapiens ReinsurancePro

Sapiens ReinsurancePro is an efficient reinsurance administration system, supporting all types of reinsurance processing, regardless of volume, in one comprehensive and powerful reinsurance system. The system produces Schedule F automatically. Our solution enables insurance companies to manage and automate the underwriting and administration of reinsurance, including treaty and facultative, ceded, assumed and retroceded reinsurance.

Sapiens Reinsurance GO

Sapiens Reinsurance GO is designed to meet the ceded reinsurance processing needs of property & casualty providers, from calculating premium and claim cessions, to producing the data required for Schedule F. Sapiens Reinsurance GO consolidates reinsurance accounting and cash management into one area. It automatically attaches and calculates ceded premium, commissions, losses, reserves and LAE, and allocates ceded transactions to reinsurers.

Sapiens Workers’ Compensation Offerings

 Sapiens Platform for Workers’ Compensation

Sapiens Platform for Workers’ Compensation includes the Sapiens CoreSuite for Workers’ Compensation, Sapiens Connect for Worker’s Connection (a portal solution) and Sapiens IntelligencePro (business intelligence).

Sapiens CoreSuite for Workers’ Compensation

Sapiens CoreSuite for Workers’ Compensation offers larger carriers, administrators and state funds the technology solutions that enable them to adapt quickly to business and market conditions, offering high levels of accuracy and efficiency. The suite provides broad functionality throughout the entire insurance lifecycle for workers’ compensation, via a core suite, as well as policy, claims and intelligence modules that can be deployed individually, or as an integrated solution. This suite can be purchased as an integrated offering, or standalone components: Sapiens PolicyPro and Sapiens ClaimsPro.

Sapiens GO for Workers’ Compensation

Sapiens GO for Workers’ Compensation was developed specifically for carriers, managing general agents (MGAs), self-insurance funds and third-party administrators. Sapiens GO can deliver a turnkey solution in just 120 days. With its streamlined user interface and advanced business features, the suite addresses critical objectives. This suite can be purchased as an integrated offering, or standalone components: Sapiens PolicyGO and Sapiens ClaimsGO for Workers’ Compensation.

Sapiens Financial & Compliance Solutions

Sapiens FinancialPro

Sapiens FinancialPro is accounting software designed for insurers to meet their unique requirements for cash, statutory and GAAP reporting, well as unique allocation and consolidation needs. It handles multi-basis accounting and inter-company transactions, and facilitates the speed and accuracy of financial reporting. Sapiens insurance experts assist carriers in collecting and reporting information they need to expedite all regulatory processes.

Sapiens Financial GO

Sapiens Financial GO offers small- and mid-sized insurers a competitive edge in today’s marketplace, because it is developed and supported by highly experienced insurance experts. The solution is designed to meet insurers’ specific requirements for cash, statutory and GAAP reporting, as well as unique allocation and consolidation needs. Sapiens Financial GO manages and presents data to help insurance managers make informed decisions.

Sapiens StatementPro

Sapiens StatementPro makes statement preparation faster and simpler by offering one-click navigation between statements, pages and form validations (cross-checks) to the pages they reference. Intuitive workflow and helpful wizards lead users effortlessly through each step, transforming the filing process and offering one-step filing. Additionally, Sapiens offers Sapiens CheckPro and Sapiens reporting tools.

Sapiens Business Decision Management Solutions

Sapiens Decision is a complete decision management platform that places software development in the hands of the business domain, creating “citizen developers,” and enforces business logic across all enterprise applications. Decision effectively addresses the complexity of determining and then translating business logic – data, business rules and machine learning used to make business decisions – into operational code. The business side of the organization can model, validate, test and simulate the business logic required for all new processes using Sapiens Decision. The process takes days or weeks, instead of months or years. A rigorous, structured approach ensures accuracy, efficiency and consistency during modeling. The models may then be automatically generated and deployed as code into automated DevOps environments, ensuring that the software is fully aligned with the organization’s business needs.

We are currently focusing on the development and marketing of Sapiens Decision in the financial services market in North America and Western Europe, and we are building best practices where the scale and complexity of operations requires enterprise-grade technology that can easily be adapted as policies and business strategies rapidly evolve. We developed and market Sapiens Decision for several verticals, including the insurance industry, and leverage our industry knowledge and close relationships with our existing customers and partners. Decision targets multiple markets:

Sapiens Decision for Consumer & Commercial Banking

Sapiens Decision for Consumer & Commercial Banking addresses the cost of change. It enables banks to efficiently adapt their operations to the demands of digital transformation, changing regulations, customer demands and increasing competition, using model-driven development (MDD). With the MDD approach, Sapiens Decision for Consumer & Commercial Banking enables businesspeople to define business logic in easily understood models.

Sapiens Decision for Investment Banking

With Sapiens Decision for Investment Banking, the investment bank’s business domain is actively involved in the design, implementation, analysis, testing and optimization of decisions. The process takes days or weeks, instead of months or years. It enforces business logic across all enterprise applications.

Sapiens Decision for Mortgage Banking

Sapiens Decision for Mortgage Banking enables mortgage institutions to overcome obstacles and empowers them to achieve improved business control, governance and efficiency.

Sapiens Decision for Insurance

Sapiens Decision for Insurance enables insurers to efficiently adapt their business operations to the demands of digital transformation, changing regulations, customer demands and increasing competition. It is currently used by a top-tier, P&C insurance company to implement process automation and effect digital transformation.

Sapiens Decision for Government

Sapiens Decision for Government provides the capability to automate manual processes, alleviates gaps coming from different roles and interpretations, and creates fully validated policy artifacts in a format that other roles in the organization can understand.

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

Benefits include:

●	Project delivery experience – more than 35 years of field-proven project delivery of core system solutions, based on best practices and accumulated experience

●	System integration – we help our customers deploy modern solutions, while expertly integrating these solutions with their legacy environments that must be supported

●	Global presence – insurance and technology domain experts are located close to our customers to provide professional services

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

We partner with several system integration and consulting firms to achieve scalable, cost-effective implementations for our customers. Sapiens has developed an efficient, repeatable methodology that is closely aligned with the unique capabilities of our solutions.

Our Strengths

Comprehensive digital platform of high-end, crucial business-solutions for insurance – Sapiens is a one-stop shop offering end-to-end solutions for both the P&C and L&A markets, supporting most sub-segments of these markets and the complete lifecycle of product lines. Our software supports and enables our customers’ core insurance business processes throughout the full lifecycle, including policy administration, billing and claims. These are accompanied by the Sapiens DigitalSuite, which offers strong analytics, data management and customer engagement capabilities. We believe this is a unique offering among software providers. Built for global and multi-national operations, our solutions are used in a variety of international regulatory, language and currency environments. And our digital suite is pre-integrated with our Sapiens core products.

Innovative solutions with leading functionality and technology – Our platforms, suites and solutions are based on advanced, modern architectures that are specifically designed to satisfy our customers’ needs. These offerings are integrated, modular and component-based, and include scalable product suites supporting various lines of business. By using our solutions, carriers can support new sales channels, including mobile and social, reduce time to market for new product launches and lower total cost of ownership. Additionally, we significantly invest in research and development to ensure that our products employ new technology, are compatible with the needs of our clients and are easy to use. As a result, our products maintain a leadership position, as recognized by top industry analysts – such as Celent, Gartner and Novarica – for their levels of technology and functionality.

One-stop shop across products and services – In addition to our market-leading products across P&C and L&A, we possess consulting and implementation capabilities, which we use to customize our products and design the solution that best meets our customers’ requirements. We believe our customers do business with us not only because of our leading products, but also due to our complementary service offerings, which enhance our products and enable clients to maximize the value derived from our solutions.

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

Strong, diverse and stable customer base – Sapiens currently serves more than 500 customers globally, including some of the world’s largest global insurance carriers and financial institutions. Our customer base is diversified across insurance providers of all types and sizes. We have been able to successfully maintain these customers due to our broad product portfolio geared toward addressing the needs of the various industries. In addition, our business decision management platform is applicable across the financial services industry, including a wide range of financial institutions, and offers an opportunity for further diversification in other markets. Such a diversified portfolio of products enables us to benefit further from cross- and up-sell opportunities to this large customer base. Geographically, we derived 50.2%, 41.1%, 4.7% and 4.1% of our revenues from the North American, European, and Asia-Pacific regions, and from South Africa, respectively, in the year ended December 31, 2019, and 47.1%, 44.4%, 4.6% and 3.9% from these respective areas, in the year ended December 31, 2018.

Long-term relationships with customers – Our products are at the core of our customers’ businesses, which ensures that our customers continue to use and co-invest in our products, providing us with long-term relationships that result in revenue stability. Installing a new core system is a major undertaking for insurance carriers that involves extended pre-production work and entails a comprehensive integration and implementation effort that is offered as part of our services. Many of our customer relationships have been in place for more than a decade and we have benefited from recurring revenues as customers request support, upgrades and enhancements for our systems. We successfully leverage these relationships in a mutually beneficial way, by marketing complementary solutions to our loyal customer base.

Global company – Sapiens’ 500 customers and 3,300 (approximately) employees are located in 27 countries around the world. We have five major development, delivery and support centers in Israel, U.S., India, Poland and the UK. Sapiens’ “think global, act local” approach is based on having experts in close proximity to Sapiens customers, to establish and maintain strong relationships, and provide fast support when necessary.

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

Leverage our global footprint to offer our complete platform/solutions – we intend to broaden our existing offering of solutions to enhance our presence in the geographies in which we currently operate. In particular, we believe that there is considerable opportunity to grow sales of our P&C platforms in the United States, Canada and Europe. Additionally, we plan to market our current suite of solutions to previously untapped countries in Europe, including the DACH region and Spain, and to continue to generate revenue on existing products in new geographies. Sapiens also plans to expand the market reach of our business decision management platform into Europe and the Asia Pacific region.

Mergers and Acquisitions (M&As) – our M&A approach facilitates our growth strategy. We continually (but also prudently) seek to identify new growth markets to penetrate via acquisition of local offices and customer bases. In addition, we aim to enhance our product portfolio with complementary solutions that will help our customers excel. Sapiens believes that our acquisition of local customer bases and expertise will accelerate our market penetration in strategic regions. We continue to successfully leverage our North American acquisitions to strengthen our presence in North America, and accelerate our footprint in the North American P&C market. At the same time, we are planning to leverage our latest acquisitions of Cálculo in Spain and sum.cumo in Germany to enhance our European market expansion.

Capture adjacencies and new opportunities – insurance software vendor engagements with insurers are often long-term. To maximize the value of our current offerings and leverage our ongoing relationships with customers, Sapiens plan to feature and promote our digital suite and managed services proposition to enhance our presence in the insurance market. Additionally, we plan to focus on deeper penetration of the financial services market with our business decision management platform. Our business decision management platform can be used in a wide variety of organizations to facilitate streamlined and efficient regulatory compliance.

Invest in sales and marketing – we plan to strengthen our sales and marketing teams by working with and training sales professionals with experience in the insurance industry, or with connections to new or existing customers. We continually try to expand market awareness of our brand and solutions, and enter new markets and domains within the insurance technology space. We believe that the strength of our core solutions, the experience of our sales and marketing team, and our established and growing customer base create a significant opportunity to provide new and complementary solutions that address the ongoing needs of our customers.

Focus on our existing customer base – one of our strongest assets is our large and continuously-growing customer base and our long-term relationship with our customers. As we continuously grow our product portfolio, our value-added services, and our managed services proposition, Sapiens has a unique opportunity to enhance our footprint within our existing customers base via cross- and up-selling. By providing additional services and products, Sapiens can grow its presence with established customers. The company plans to strengthen its account management team and in 2018 we made a strategic decision to create a new team to evolve our previous customer support model from a “siloed-by-business” support approach to what is now a fully integrated customer success team that supports all Sapiens’ product lines. We continued to recruit key executives in 2019, and we will expand this team throughout 2020.

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

The insurance software solutions market is highly competitive and demanding. Maintaining a leading position is challenging, because it requires:

●	Development of new core insurance solutions, which necessitates a heavy R&D investment and in-depth knowledge of complex insurance environments

●	Technology innovation to attract new customers, with rapid, technology-driven changes in the insurance business model and new propositions coming

●	A global presence and the ability to support global insurance operations

●	Ability to manage multiple partnerships, due to the changing landscape of insurers’ ecosystems

●	Extensive knowledge of regulatory requirements and how to fulfill them (they can be burdensome and require specific IT solutions)

●	Continued support and development of the solutions entails a critical mass of customers that support an ongoing R&D investment

●	Know-how of insurance system requirements and an ability to bridge between new systems and legacy technologies

●	Enabling mission-critical operations that require experience, domain expertise and proven delivery capabilities to ensure success

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

Different types of competitors include:

●	Global software providers with their own IP

●	Local/domestic software vendors with their own IP, operating in a designated geographic market and/or within a designated segment of the insurance industry

●	BPO providers who offer end-to-end outsourcing of insurance carriers’ business, including core software administration (although BPO providers want to buy comprehensive software platforms to serve as part of the BPO proposition from vendors and may seek to purchase our solutions for this purpose)

●	Internal IT departments, who often prefer to develop solutions in-house

●	New insurtech companies with niche solutions

We differentiate ourselves from our competitors via the following key factors:

●	We offer innovative and modern software solutions, with rich functionality and advanced, intuitive user interfaces

●	Sapiens uses model-driven architecture that allows rapid deployment of the system, while reducing total cost of ownership

●	Our solutions are built using an architecture that allows customers to implement the full solution or components, and readily integrate the solution or individual components into their existing IT landscape

●	Strong and global partnership program, with established IT players and new insurtech companies, to ensure linkage to innovative technologies and new business models, as well as ongoing work to embed innovation into Sapiens platforms

●	We recognize technology trends and invest in adjusting our solutions to keep pace with today’s frenetic evolutions

●	We are able to fund R&D investment and maintain the competitive advantage of our products, due to our large and growing customer base and financial stability

●	Our delivery methodology is based on extensive insurance industry experience and cooperation with large insurance companies globally. Our track record over the past few years in developing a strong offshore development center is also a significant parameter in differentiating our abilities in the services space

We leverage our proven track record of successful delivery to help our customers deploy our modern solutions, while integrating with their legacy environment (when that legacy environment must remain supported)

Competitive Landscape for Business Decision Management Solutions

Sapiens Decision is a pioneer in this disruptive market landscape. Since the introduction of our innovative approach to enterprise architecture to the market, we have identified only a small number of potential competitors.

We differentiate ourselves from our potential competitors through the following key factors:

●	We believe that Sapiens Decision is the only solution (that is currently generally available and already in production) that offers a true separation of the business logic in a decision management system for large enterprises

●	Sapiens Decision is unique in its proven ability to support complex environments, with a full audit trail and governance that is crucial for large financial services organizations

●	We understand complex environments where Decision is deployed, due to our experience delivering complex, mission-critical solutions

Geographical Scope of Our Operations

For a breakdown of the geographical regions in which our revenues are generated and the relative amounts of such revenues over the course of the last three fiscal years, please see: “Item 5 – Operating and Financial Review and Prospects—A. Operating Results—Revenue by geographical region” below in this annual report.

Sales and Marketing

Our main sales channel is direct sales, with a small portion of partner sales. Our sales team is dispersed across our regional offices in North America, the United Kingdom, Belgium, France, Israel, Australia, India, Poland and the Nordics. Following the acquisitions of Cálculo and sum.cumo, we will now also have regional offices in Spain and Germany. The direct sales force is geared to large organizations within the insurance and financial services industry.

In 2019, we continued to significantly invest in our target regions – North America, the UK, Europe and South Africa – and in our sales, presales, domain experts and marketing teams. We anticipate that our sales team will leverage their proximity to customers and prospective clients to drive more business, and offer our services across our target markets.

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

We attend major industry trade shows to improve our visibility and our market recognition. Additionally, we host client conferences– such as our annual Sapiens Summit/Client Conference, which took place in North Atlanta, U.S. in September 2016; in Lisbon, Portugal in October 2017; in San Antonio, Texas, U.S. in 2018; and in Phoenix, Arizona and Rome, Italy in 2019. We continue investing in our web presence and digital marketing activities to generate leads and enhance our brand recognition. Sapiens maintains a blog channel (“Sapiens Spotlight”) and we also invest in our working relationships and advisory services within the global industry-analyst community.

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

Sapiens (UK) Limited: incorporated in England

●	Cálculo, S.A. (owned 100% by Sapiens {UK} Limited)

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

Sapiens Technologies (1982) Ltd.: incorporated in Israel

Sapiens Deutschland GmbH: incorporated in Germany (owned 100% by Sapiens Technologies (1982) Ltd.)

●	Sapiens Deutschland Consulting GmbH & Co. KG: incorporated in Germany (owned 100% by Sapiens Deutschland GmbH and Sapiens B.V.)

sum.cumo GmbH, (owned 100% by Sapiens Deutschland GmbH)

IDIT Software Solutions (Sweden) AB, owned 100% by Sapiens Technologies (1982) Ltd.)

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

Sapiens SA (PTY) Ltd.: incorporated in South Africa (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

Sapiens Software Solutions (Norway) AS): incorporated in Norway (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

Sapiens Software Solutions (Decision) Ltd., or Sapiens Decision (owned 92.89% by Sapiens Technologies (1982) Ltd.)

Sapiens (UK) Decision Limited (owned 100% by Sapiens Decision)

Sapiens Decision NA Inc. (owned 100% by Sapiens Decision)

Knowledge Partners International LLC, or KPI (owned 100% by Sapiens Decision NA Inc.)

Sapiens Technologies (1982) India Private Limited (formerly Ibexi Solutions Private Limited): incorporated in India (owned 100% by Sapiens Technologies (1982) Ltd. and Sapiens Software Solutions (IDIT) Ltd.)

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

LLC Sapiens Software Solutions (Latvia) (formerly KnowledgePrice.com): incorporated in Latvia (owned 100% by Sapiens Technologies (1982) Ltd.)

We are a member of the Asseco Group. Asseco Group is a federation of companies engaged in information technology. Asseco Group operates in most of the European countries as well as in Israel, the U.S., Japan, and Canada. Asseco Group companies are listed on the Warsaw Stock Exchange, Tel-Aviv Stock Exchange as well as on the U.S. NASDAQ Stock Market. Asseco Group offers comprehensive, proprietary IT solutions for all sectors of the economy.

Asseco holds a controlling interest in Formula Systems (1985) Ltd., or Formula (NASDAQ: FORTY and TASE: FORT). Based on information provided to the Company by Formula, Formula held 24,029,094 of our Common Shares, or approximately 47.8% of our outstanding Common Shares, as of March 31, 2020. As of March 31, 2020, Asseco held 25.6% of the outstanding share capital of Formula. In addition, under its October 2017 shareholders agreement with our Chairman of the Board, Asseco has been granted an irrecoverable proxy to vote an additional 1,971,973 ordinary shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 38.5% of Formula’s outstanding ordinary shares.

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

We lease office space, constituting our primary office locations, in the following countries: Israel, the United States, India, Poland, South Africa, the United Kingdom, Latvia, China, Canada and Denmark. The lease terms for the spaces that we currently occupy are generally five to eleven years. Based on our current occupancy, we lease (except for owned real property indicated below) the following amount of office space in the following locations, which constitute our primary locations:

●	Israel – approximately 166,205 square feet;

●	United States – approximately 88,395 square feet*;

●	India – approximately 162,841 square feet;

●	Poland – approximately 33,924 square feet;

●	South Africa – approximately 3,931 square feet;

●	United Kingdom – approximately 12,554 square feet;

●	Latvia – approximately 11,401 square feet;

●	China – approximately 2,860 square feet;

●	Spain – approximately 12,128 square feet;

●	Canada – approximately 1,407 square feet;

●	Germany – approximately 32,283 square feet;

* 10,243 square feet of such office space in the United States constitutes owned real property.

Our Israeli offices house our corporate headquarters, as well as our core delivery research and development activities. As of December 31, 2019, the lease at our Israeli facility is for a term of in excess of three remaining years, and we have an option to extend the term for an additional five years. In 2019, our rental costs totaled $9.4 million, in the aggregate, for all of our leased offices. We believe that our existing facilities are adequate for our current needs.

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

Overview

We are a leading global provider of software solutions for the insurance industry. Our extensive expertise is reflected in our innovative software platforms, suites, solutions and services for property & casualty (P&C); life, pension & annuity (L&A); reinsurance; financial and compliance (F&C); workers’ compensation (WC); and financial markets. Our company offers a full digital suite that facilitates an innovative, holistic and seamless digital experience for carriers, agents, customers and assorted insurance personnel, across multiple devices and technologies. Our offerings enable our customers to effectively manage their core business functions, including policy administration, claims and billing, and offer support during an insurer’s journey to becoming a digital insurer. Our portfolio also covers underwriting, illustration and electronic applications. We also supply a complete reinsurance offering for providers and a decision management platform tailored to a variety of financial services providers, so business users can quickly deploy business logic and comply with policies and regulations across their organizations.

We derive our revenues principally from the sale, implementation, maintenance and support of our solutions and from providing consulting and other services related to our products. Revenues are comprised primarily of revenues from services, including systems integration and implementation and product maintenance and support, and from licenses of our products.

A.	Operating Results.

Results of Operations

The following tables set forth certain data from our results of operations for the years ended December 31, 2017, 2018 and 2019, as well as such data as a percentage of our revenues for those years. The data has been derived from our audited consolidated financial statements included in this annual report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this annual report.

The below tables provide data for each of the years ended December 31, 2017, 2018 and 2019. However, the below discussion of our results of operations omits a comparison of our results for the years ended December 31, 2017 and 2018. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” in our Annual Report on Form 20-F for the year ended December 31, 2018, which we filed with the SEC on March 27, 2019.

Statement of Income Data

(U.S. dollars, in thousands, except share and per share data)

	For the year ended December 31,
	2017	2018	2019
Revenues	$269,194	$289,707	$325,674
Cost of revenues	175,678	180,138	196,153
Gross profit	93,516	109,569	129,521
Operating expenses:
Research and development	31,955	34,414	37,378
Selling, marketing, general and administrative	60,559	52,133	54,274
Total operating expenses	92,514	86,547	91,652
Operating income	1,002	23,022	37,869
Financial expense, net	(3,010)	(3,991)	(2,768)
Income (loss) before taxes on income (tax benefit)	(2,008)	19,031	35,101
Taxes on income (tax benefit)	(2,564)	5,031	8,610
Net income	556	14,000	26,491
Attributed to non-controlling interests	(189)	215	244
Attributed to redeemable non-controlling interest	(43)	-	-
Adjustment to redeemable non-controlling interest	350	-	-
Net income attributable to Sapiens’ shareholders	$352	$13,785	$26,247

Statement of Income Data
(as a Percentage of Revenues)

	For the year ended December 31,
	2017	2018	2019
Revenues	100%	100%	100%
Cost of revenues	65.3%	62.2%	60.2%
Gross profit	34.7%	37.8%	39.8%
Operating expenses:
Research and development	11.9%	11.9%	11.4%
Selling, marketing, general and administrative	22.5%	18%	16.7%
Total operating expenses	34.4%	29.9%	28.1%
Operating income	0.4%	7.9%	11.6%
Financial expense, net	1.1%	1.4%	0.8%
Income (loss) before taxes on income (tax benefit)	0.7%	6.6%	10.8%
Taxes on income (tax benefit)	1.0%	1.7%	2.6%
Net income	0.2%	4.8%	8.2%
Attributed to non-controlling interests	0.1%	0.1%	0.1%
Attributed to redeemable non-controlling interest	0.0%	0.0%	0.0%
Adjustment to redeemable non-controlling interest	0.1%	0.0%	0.0%
Net income attributable to Sapiens’ shareholders	0.1%	4.8%	8.1%

Comparison of the years ended December 31, 2018 and 2019

Revenues

Please refer to “Critical Accounting Policies and Estimates” below in this Item 5.A for a description of our accounting policies related to revenue recognition.

Our overall revenues increased by $36.0 million, or 12.4%, to $325.7 million for the year ended December 31, 2019 from $289.7 million for the year ended December 31, 2018, as shown in the table below:

	Year ended December 31, 2018	Year-over- year change	Year ended December 31, 2019
($ in thousands)	$289,707	12.4%	$325,674

Revenues are derived primarily from implementation of our solutions and post-implementation services such as ongoing support and maintenance and professional services as part of an overall solution that we offer to our customers. The net increase in revenues of approximately $36.0 million for the year ended December 31, 2019 was primarily attributable to our core business growth, mainly in the P&C business, as well as additional revenues from acquired entities, which contributed $4.8 million towards that increase, primarily from the acquisition of Calculo, which was completed on September 27, 2019, and the acquisition of Adaptik, which was completed in March 2018 and the revenues from which were included for a full-year in 2019 (as opposed to 10 months in 2018).

Revenues by geographical region

The dollar amount and percentage of our revenues attributable to each of the geographical regions in which we conduct our operations for the years ended December 31, 2018 and 2019, respectively, as well as the percentage change between such periods, were as follows:

	Year ended December 31, 2018		Year-over-	Year ended December 31, 2019
($ in thousands)	Revenues	Percentage	year change	Revenues	Percentage
Geographical region
North America*	$136,477	47.1%	19.8%	163,565	50.2%
Europe**	128,513	44.4%	4.2%	133,851	41.1%
Asia Pacific	13,371	4.6%	12.6%	15,053	4.6%
South Africa	11,346	3.9%	16.4%	13,205	4.1%
Total	$289,707	100%	12.4%	325,674	100%

*	Revenues from North America that are shown in the above table consist of revenues from the United States, plus approximately $0.7 million and $0.4 million of revenues generated in Canada in the years ended December 31, 2018 and 2019, respectively.

**	Revenues from Europe include revenues from the United Kingdom, or UK, Israel and other European countries.
Revenues from the UK amounted to $38.8 million and $41.1 million during the years ended December 31, 2018 and 2019, respectively.

Our revenues in North America increased by $27.1 million, or 19.8%, to $163.6 million for the year ended December 31, 2019 from $136.5 million for the year ended December 31, 2018. That increase was comprised of additional revenues attributable to the acquisition of Adaptik, which acquisition was completed in March 2018 and the revenues from which were included for a full-year in 2019 (as opposed to 10 months in 2018), which contributed $2.0 million to the increase. An additional increase of $25.1 million in revenues was attributable to our core business growth, mainly in the P&C business in North America.

Our revenues in Europe increased by $5.3 million, or 4.2%, to $133.9 million in the year ended December 31, 2019 from $128.5 million in the year ended December 31, 2018. The increase was primarily attributable to $2.8 million of revenues that we realized from a newly acquired entity, Calculo, whose operations we began to consolidate on September 27, 2019.

Our revenues in Asia Pacific, or APAC, increased by $1.7 million, or 12.6%, to $15.1 million in the year ended December 31, 2019 from $13.4 million in the year ended December 31, 2018. The increase was primarily attributable to growth of our core P&C business in APAC.

Our revenues in South Africa increased by $1.9 million, or 16.4%, to $13.2 million in the year ended December 31, 2019 from $11.3 million in the year ended December 31, 2018. That increase was primarily attributable to our core business growth, in both the P&C and L&A businesses in South Africa.

Cost of Revenues

Our cost of revenues for the years ended December 31, 2018 and 2019, respectively (both in absolute terms and as a percentage of our overall revenues), as well as the percentage change between those years, are provided in the below table:

($ in thousands)	Year ended December 31, 2018	Year-over- year change	Year ended December 31, 2019
Cost of revenues	$180,138	8.9%	$196,153
Cost of revenues as a percentage of revenues	62.2%		60.2%

Cost of revenues consist primarily of costs associated with providing services to customers, including compensation expense to employees and subcontractors, travel expenses, as well as amortization of acquired technologies and depreciation. Our cost of revenues increased by $16.0 million, or 8.9%, to $196.1 million for the year ended December 31, 2019, as compared to $180.1 million for the year ended December 31, 2018. The increase in absolute cost of revenues of $16.0 million was primarily attributable to our need to support our overall organic core business growth. Cost of revenues decreased as a percentage of our revenues during the year ended December 31, 2019, to 60.2%, as compared to 62.2% during the year ended December 31, 2018. The 2% decrease in the cost of revenues as a percentage of our revenues was primarily attributable to the significant increase in our offshore activities, as well as our continuous implementation of cost-efficiency measures.

Gross profit

Our gross profit for the years ended December 31, 2018 and 2019, respectively (both in absolute terms and as a percentage of our overall revenues), as well as the percentage change between those periods, are provided in the below table:

($ in thousands)	Year ended December 31, 2018	Year over- year change	Year ended December 31, 2019
Gross profit	$109,569	18.2%	$129,521
Gross profit as a percentage of revenues	37.8%		39.8%

Our gross profit increased by $20.0 million, or 18.2%, to $129.5 million for the year ended December 31, 2019, as compared to $109.5 million for the year ended December 31, 2018. This increase was primarily attributable to the absolute increase in our revenues by $36.0 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. Moreover, the increase can be further attributed to the increase in gross margin by 2.0% from 2018 to 2019 which originated from our continuous implementation of cost-efficiency measures, as well as the increase in our offshore activities in 2019. The increase in gross profit as a percentage of revenues for the year ended December 31, 2019 was due to the factors described above.

Operating expenses

The amount of each category of operating expense for the years ended December 31, 2018 and 2019, respectively, as well as the percentage change in each such expense category between such periods, and the percentage of our revenues constituted by our total operating expenses in each such period, is provided in the below table:

($ in thousands)	Year ended December 31, 2018	Year-over- year change	Year ended December 31, 2019
Research and development, net	$34,414	8.6%	$37,378
Selling, marketing, general and administrative	52,133	4.1%	54,274
Total operating expenses	$86,547	5.9%	$91,652
Percentage of total revenues	29.9%		28.1%

Research and development, or R&D, expenses are primarily comprised of compensation expense to employees and subcontractors, net of capitalization of software development costs. Our gross research and development expenses (before capitalization of eligible software development costs) for the year ended December 31, 2019 totaled $43.0 million compared to $39.6 million in the year ended December 31, 2018. That increase of $3.4 million, or 8.8%, was primarily attributable to an increase in our investment in R&D during 2019, particularly in our P&C and Digital offerings. Capitalization of software development costs accounted for $5.7 million of our research and development expenses, net for the year ended December 31, 2019, compared to $5.2 million in the year ended December 31, 2018, constituting an insignificant change from 2018 to 2019.

Selling, marketing, general and administrative, or SG&A, expenses, which are primarily comprised of compensation expenses for employees and subcontractors, were $54.3 million for the year ended December 31, 2019 compared to $52.1 million in the year ended December 31, 2018, representing an increase of $2.2 million. The increase is mainly attributable to several recruitments of executives, particularly in North America. As a percentage of total revenues, our SG&A decreased from 18.0% in the year ended December 31, 2018, to 16.7% for the year ended December 31, 2019.

Operating income

Operating income and operating income as a percentage of total revenues for the years ended December 31, 2018 and 2019, respectively, as well as the percentage change in operating income between such periods, were as follows:

($ in thousands)	Year ended December 31, 2018	Year-over- year change	Year ended December 31, 2019
Operating income	$23,022	64.5%	$37,869
Percentage of total revenues	7.9%		11.6%

The increase in our operating income during the year ended December 31, 2019 relative to the year ended December 31, 2018 as an absolute amount, and the increase in operating income as a percentage of our revenues, as reflected in the above table, were attributable to the various gross profit and operating expenses trends described above, most significantly the increase in our revenues, as well as the increase in our offshore activities during 2019, which contributed to our increased profitability in 2019..

Financial expenses, net

The amount of our financial expenses, net, for the years ended December 31, 2018 and 2019, respectively, and the percentage of our revenues for those respective periods constituted by such amounts, as well as the percentage change in such amounts between such periods, were as follows:

($ in thousands)	Year ended December 31, 2018	Year-over- year change	Year ended December 31, 2019
Financial expense, net	$3,991	(30.6)%	$2,768
Percentage of total revenues	1.4%		0.8%

Financial expenses, net, were $2.8 million for the year ended December 31, 2019 compared to financial expenses of $4.0 million in the year ended December 31, 2018.

The decrease in financial expenses in 2019 was primarily related to a decrease in the outstanding amount of our Series B Debentures, which resulted in a decrease of $0.4 million of interest expenses during 2019. A further decrease of $0.8 million is attributable to a decrease in our losses from hedging instruments and exchange rate differences during 2019, which contributed financial loss in amounts of $1.1 million and $0.3 million in 2018 and 2019, respectively.

Taxes on income)

Taxes on income, both as a dollar value and as a percentage of income before taxes on income, for the years ended December 31, 2018 and 2019, respectively, as well as the percentage change in the amount of taxes on income between such periods, were as follows:

($ in thousands)	Year ended December 31, 2018	Year-over- year change	Year ended December 31, 2019
Taxes on income	$5,031	71.1%	$8,610
As a percentage of income before taxes on income	26.4%		24.5%

In 2019, we recognized a net tax on income of $8.6 million, compared to $5.0 million in 2018. The increase in taxes on income is attributable to higher taxable income in 2019 compared to 2018.

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

Net income attributable to Sapiens shareholders

The amount of net income attributable to Sapiens shareholders and such amount as a percentage of revenues for the years ended December 31, 2018 and 2019, respectively, as well as the percentage change in net income attributable to Sapiens shareholders between such periods, were as follows:

($ in thousands)	Year ended December 31, 2018	Year-over- year change	Year ended December 31, 2019
Net income attributable to Sapiens shareholders	$13,785	90.4%	$26,247
Percentage of total revenues	4.8%		8.1%

As a percentage of total revenues, our net income attributable to Sapiens shareholders increased from 4.8% in the year ended December 31, 2018 to 8.1% for the year ended December 31, 2019, reflecting the cumulative effect of all of the above-described line items from our statements of income.

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

Revenue Recognition

Effective as of January 1, 2018, we implement the provisions of Accounting Standards Codification, or ASC, Topic 606, Revenue from Contracts with Customers (which we refer to as ASC 606). See Note 17 to our consolidated financial statements included in this annual report for further disclosures required under ASC 606.

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

The Company allocates the transaction price for each contract to each performance obligation identified in the contract based on the relative standalone selling price (SSP). The Company determines SSP for the purposes of allocating the transaction price to each performance obligation by considering several external and internal factors, including, but not limited to, transactions where the specific performance obligations are sold separately, historical actual pricing practices for professional services based on cost plus margins, and geographies in which the Company offers its services in accordance with ASC 606. If a specific performance obligation, such as the software license, is sold for a broad range of amounts (that is, the selling price is highly variable) or if the Company has not yet established a price for that good or service, and the good or service has not previously been sold on a standalone basis (that is, the selling price is uncertain), the Company applies the residual approach whereby all other performance obligations within a contract are first allocated a portion of the transaction price based upon their respective SSPs, with any residual amount of transaction price allocated to the remaining specific performance obligation.

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

Goodwill, long lived assets and other identifiable intangible assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, “Intangibles - Goodwill and Other”, goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company operates in a total of four reporting units: P&C, L&A, IPEL and Decision.

The P&C unit operates our business related to Property & Casualty solutions, workers compensation and reinsurance worldwide (except for those managed under the IPEL unit). The L&A unit is responsible for our business related to life, pension & annuity solutions worldwide. The IPEL unit handles all of our activities in Israel, Poland, Latvia and Spain (for all of our offerings), as well as our activities related to our eMerge product. Our Decision unit is responsible for all of our business related to our decision management offering. See “Item 4.B. Business Overview” for further information concerning our products and services.

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

Based on our annual impairment test during the fourth quarter of each of 2017, 2018 and 2019, no impairment to our goodwill was required.

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

As of December 31, 2019, we had a total of $228.7 million of goodwill and intangible assets, of which $24.0 million were attributable to capitalized software development costs, and the remainder of which were acquired as part of our prior acquisitions.

In accordance with ASC 360, “Property, Plant and Equipment,” or ASC 360, our long-lived assets are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In measuring the recoverability of assets, we are required to make estimates and judgments in assessing our forecast and cash flows and compare that with the carrying amount of the assets. Additional significant estimates used by management in the methodologies used to assess the recoverability of our long-lived assets include estimates of future cash-flows, future short-term and long-term growth rates, market acceptance of products and services, and other judgmental assumptions, which are also affected by factors detailed in our Risk Factors section in this annual report (see “Item 3.D. Key Information – Risk Factors”). If these estimates or the related assumptions change in the future, we may be required to record impairment charges for our long-lived assets.

We evaluate our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, in accordance with ASC 360 (as described above). In evaluating potential impairment of these assets, we specifically consider whether any indicators of impairment are present, including, but not limited to whether there:

●	Has been a significant adverse change in the business climate that affects the value of an asset

●	Has been a significant change in the extent or manner in which an asset is used

●	Is an expectation that the asset will be sold or disposed of before the end of its originally estimated useful life.

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

Taxes on Income

We account for income taxes in accordance with ASC 740 “Income Taxes,” or ASC 740. ASC 740 prescribes the use of the asset and liability method, whereby deferred tax assets and liability account balances are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future realization of our deferred tax assets ultimately depends on the existence of sufficient taxable income within the available carryback or carryforward periods. Sources of taxable income include future reversals of existing taxable temporary differences, future taxable income, taxable income in prior carryback years and tax planning strategies. We record a valuation allowance to reduce our deferred tax assets to an amount we believe is more likely than not to be realized. Changes in our valuation allowance impact income tax expense in the period of adjustment. Our deferred tax valuation allowances require significant judgment and uncertainties, including assumptions about future taxable income that are based on historical and projected information.

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

Recently Issued Accounting Pronouncements

For a description of our recently issued and recently adopted accounting pronouncements, see Notes 2(x) and 2(w) to our consolidated financial statements appearing elsewhere in this annual report.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on their taxable income. As of 2018 and thereafter, the corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from an AE, BE, PFE or a PTE, in each case, as defined and further discussed below, may be considerably lower. See “Law for the Encouragement of Capital Investments” in this Item 5.A below. In addition, Israeli companies are currently subject to regular corporate tax rate on their capital gains.

Besides being subject to the general corporate tax rules in Israel, certain of our Israeli subsidiaries have also, from time to time, applied for and received certain grants and tax benefits from, and participate in, programs sponsored by the Government of Israel, as described below.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, or the Industry Encouragement Law, provides several tax benefits for an “Industrial Company”. Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company if it is an Israeli resident company which was incorporated in Israel and at least 90% of its income in any tax year (other than income from certain government loans) is generated from an “Industrial Enterprise” that it owns and located in Israel or in the “Area,” in accordance with the definition under Section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance An “Industrial Enterprise” is defined as an enterprise whose major activity, in any given tax year, is industrial production.

An Industrial Company is entitled to certain corporate tax benefits, including:

●	Amortization of the cost of purchased patents, or the right to use a patent or know-how or certain other intangible property rights (other than goodwill) that were purchased in good faith and are used for the development or promotion of the Industrial Enterprise, over an eight year period commencing on the year in which such rights were first exercised

●	The right to elect, under certain conditions, to file a consolidated tax return together with Israeli Industrial Companies controlled by it

●	Expenses related to a public offering are deductible in equal amounts over three years beginning from the year of the offering

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

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to an Approved Enterprise, or AE, a Beneficiary Enterprise, or BE, a Preferred Enterprise, or PFE, or a Preferred Technological Enterprise, or PTE, or a Special Preferred Technological Enterprise, or SPFE, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made. In order to qualify for these incentives, an AE, BE, PFE or PTE is required to comply with the requirements of the Investment Law.

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

Tax benefits under the 2011 Amendment that became effective on January 1, 2011

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its PFE (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity or (ii) a limited partnership that (a) was registered under the Israeli Partnerships Ordinance and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, PFE status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company was entitled to a reduced corporate tax rate of 15% with respect to its preferred income (“PFI”) attributed to its PFE in 2011 and 2012, unless the PFE is located in a certain development zone, in which case the rate was 10%. Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and was increased to 16% and 9%, respectively, in 2014 until 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for a PFE that is located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a Special PFE (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special PFE is located in a certain development zone. As of January 1, 2017, the definition for Special PFE includes less stringent conditions.

The classification of income generated from the provision of usage rights in know-how or software that were developed in a PFE, as well as royalty income received with respect to such usage, is subject, as PFE income, to the issuance of a pre-ruling from the Israel Tax Authority that stipulates that such income is associated with the productive activity of the PFE in Israel.

Dividends paid out of PFI attributed to a PFE or to a Special PFE are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed from such Israeli company to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). From 2017 to 2019, dividends paid out of PFI attributed to a PFE, directly to a foreign parent company, were subject to withholding tax at source at the rate of 5% (temporary provisions).

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

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a Special PTE (an enterprise for which, among others, total consolidated revenues of its parent company and all subsidiaries is at least NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on PTI regardless of the company’s geographic location within Israel. In addition, a Special PTE will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special PTE that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a PTE or a Special PTE, paid out of PTI, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed from such Israeli company to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

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

Cash flows provided from operations were $27.7 million and $66.2 million during the years ended December 31, 2018 and 2019, respectively. We used $25.6 million and $41.9 million of cash in investing activities during the years ended December 31, 2018 and 2019, respectively. We used $9.4 million and $20.7 million of cash in financing activities during the years ended December 31, 2018 and 2019, respectively. As of December 31, 2018 and 2019, we had $64.6 million and $66.3 million, respectively, of cash and cash equivalents, and $48.2 million and $42.3 million, respectively, of working capital.

We expect that we will continue to generate positive cash flows from operations on an annual basis, although this may fluctuate significantly on a quarterly basis. We believe that based on our current operating forecast, the combination of existing working capital and expected cash flows from operations will be sufficient to finance our ongoing operations for the next twelve months.

On March 18, 2020, we entered into a secured credit agreement with HSBC Bank plc. Pursuant to the credit agreement, we borrowed $20 million, for a one-year term. See Note 19(b)

Our future capital requirements will depend on many factors, including the rate of growth of our revenues, the expansion of our sales and marketing activities and the timing and extent of our spending to support our research and development efforts and expansion into other markets. Under our new dividend policy, we will distribute a dividend in an amount of up to 40% of our annual net profit (non-GAAP) each year to our shareholders. See “Item 8. Financial Information - Dividend Policy”. We may also seek to invest in, or acquire complementary businesses, applications or technologies. To the extent that existing cash and cash equivalents and cash from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

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

The outstanding principal amount of the Series B Debentures is linked to the US dollar and bears interest at an annual rate of 3.37%, payable on a semi-annual basis (on January 1 and July 1 of 2018 through 2025, with one final interest payment on January 1, 2026). The principal of the Series B Debentures is payable in eight equal annual payments beginning on January 1, 2019, with the final payment due on January 1, 2026. The first two installments, in amounts of $9.9 million and $9.9 million, were paid on January 1, 2019 and 2020, respectively.

In connection with our offering of the Series B Debentures, we received from S&P Maalot (a subsidiary of S&P Global) a corporate credit rating and a rating for the Series B Debentures, which S&P Maalot affirmed, as of July 2019 and 2018, as ilA+, with stable outlook.

We have been using, and expect to continue to use, the net proceeds from the Series B Debentures for general corporate purposes, including repayment of our long-term loan that was outstanding during 2017, financing our operating and investment activities, and financing future acquisitions.

We have extended the effectiveness of our Israeli shelf prospectus until August 7, 2020, during which time we may offer additional debentures (Series B or other series).

Cash Flows

Comparison of the years ended December 31, 2018 and 2019

The following tables summarize the sources and uses of our cash in the years ended December 31, 2018 and 2019:

	Year ended December 31,
	2018	2019
	(in thousands US$)
Net cash provided from operating activities	$27,700	$66,157
Net cash used in investing activities	(25,581)	(41,868)
Net cash provided used in financing activities	(9,428)	(20,654)

Operating Activities

We derived positive cash flows from operating activities of $27.7 million and $66.2 million during the years ended December 31, 2018 and 2019, respectively. This increase in cash flows provided by operating activities for the year ended December 31, 2019 relative to the year ended December 31, 2018 resulted primarily from an increase in net income of $12.5 million, from $14 million to $26.5 million, which was due to the factors described above, and a significant improvement in our collection from customers, which helped improve our cash provided by operating activities by $18.1 million compared to 2018.

Investing Activities

Net cash used in investing activities increased to $41.9 million for the year ended December 31, 2019, compared to $25.6 million in the year ended December 31, 2018, primarily due to an increase of $9.6 million in purchase of property and equipment. The majority of this amount is attributable to the new campus initiated in Bangalore, India in July 2019. In addition, we invested $24.0 million in deposits during 2019, of which $22.9 million was deposited in a trust in order to secure the acquisition of sum.cumo GmbH, which was finalized during February 2020. This increase in cash used in investing activities was offset in part by a decrease in use of cash for the acquisition of businesses during 2019, which decreased to $1.6 million in 2019, reflecting the net cash used for the acquisition of Calculo, compared to $18.5 million in 2018, representing the net cash used for the acquisition of Adaptik.

Financing Activities

We used $20.7 million of cash during the year ended December 31, 2019 for financing activities, as compared to using $9.4 million of cash in the year ended December 31, 2018. Cash used in financing activities in the year ended December 31, 2019, was primarily attributable to the payment of the first installment of our Series B Debentures, in the amount of $9.9 million, on January 1, 2019. The increase can be further attributed to cash used for payment of a cash dividend in a total amount of approximately $11.0 million. In the year ended December 31, 2018, cash used in financing activities was primarily attributable to payment of a cash dividend in a total amount of approximately $10 million.

C.	Research and Development, Patents and Licenses, etc.

See the caption titled “Research and Development” in part A. “Operating Results” of this Item 5 above for a description of our R&D policies and amounts expended thereon during the last two fiscal years.

D.	Trend Information

Trends Impacting Our Industry and Our Business

There are various sales and marketing trends that influence our business. As of the date of this Form 20-F, the COVID-19 (coronavirus) global outbreak has begun to significantly impact the global economy, as some governments have adopted various restrictions that impact economic activity, including restrictions on travel and public gatherings, and the closing of schools. Although the final overall impact on economic activity is difficult to predict, Gartner has recommended potential action items for chief information officers (CIOs). In its “Coronavirus (COVID-19) Outbreak: Short- and Long-Term Actions for CIOs” report, which was published on March 4, 2020 (written by Sandy Shen, Owen Chen, Arnold Gao, Deacon D.K. Wan, Lily Wok and Julian Sun), Gartner noted that the virus will impact growth patterns, work modes and the continuity of operations. The report advised CIOs to create action plans for future disruptions and prepare for an eventual rebound.

Other analyst reports, which were published before the global outbreak, highlighted potential growth opportunities and areas of focus for insurers.

In Celent’s “Property/Casualty Insurer CIO Pressures and Priorities 2020: North America Edition” report, which was published on February 13, 2020, Donald Light outlined P&C insurer CIO priorities for 2020. These included a focus on growth, innovation and process optimization; and utilizing insurtech for multiple process areas. Three types of applications were cited as a high priority for replacement by insurers: core systems, data and analytics, and portals.

The EY Insurance Outlooks report, “2020 US and Americas Insurance Outlook,” suggests that insurers should focus on improving operations and the customer experience, with the aim of long-term customer engagements. This can be achieved via rapid development and deployment of new product types that are more customer-centric, according to the report.

Nicolas Michellod’s Celent webinar, “2020 Insurance Technology Outlook: Three Trends to Watch in APAC and EMEA,” noted that core system transformation is a high priority for APAC and European insurance CIOs. Fifty percent (50%) of APAC insurers have a core transformation underway and another 20% plan to begin this year. Forty-six percent (46%) of European insurers have a project underway and 19% intend to start this year.

General Trend Information

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

With today’s strong trend of shifting attention to the end-customer experience and activities, there is an increasing focus on digital operations to support the increasing usage of the Internet for sales, recommendations and general communication. This affects the carriers’ needs to innovate their product proposition through a flexible and modern solution. Another substantial trend is the increasing usage of data for decision-making, risk analysis, and customers’ evaluation and rating, which requires streamlined data flow and easy access to information from multiple sources.

Increased global competition, the need to improve distribution channels and provide an enhanced customer experience, and efforts to expand into new countries and markets, have required heavy investments from insurers, resulting in a trend towards consolidation. This has mainly included consolidation of applications, databases, development tools, hardware and data centers.

E.	Off-Balance Sheet Arrangements

We have not engaged in nor been a party to any off-balance sheet transactions.

F.	Contractual Obligations

The following table sets forth information on our short-term and long-term contractual obligations as at December 31, 2019.

	Payments due by period
	Total	Less than 1 year	1 to 3 Years	3 to 5 years	Over 5 years
	(in thousands)
Accrued severance pay, net (1)	$1,258	-	-	-	$1,258
Operating leases	65,346	8,426	21,871	18,791	16,258
Liability to the Innovation Authority (2)	223	223	-	-	-
Series B Debentures (3)	69,287	9,898	29,695	29,694	-
Contingent payment obligations – acquisitions (4)	4,192	2,851	1,341	-	-
Total Contractual Cash Obligations	$140,306	$21,398	$52,907	$48,485	$17,516

(1)	Accrued severance pay relates to accrued severance obligations mainly to our Israeli employees as required under Israeli labor law. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

(2)	Does not include contingent liabilities to the Innovation Authority of approximately $6.3 million as described in Note 11(a) to our consolidated financial statements contained elsewhere in this annual report.

(3)	Future principal payments for the Series B Debentures without interest.

(4)	Contingent payment obligations for our acquisitions do not include contingent payments in an amount of up to $3.2 million, in the aggregate, that are subject to continued employment by the recipients thereof.

The total amount of unrecognized tax benefits for uncertain tax positions was $5.8 million as of December 31, 2019. Payment of these obligations would result from settlements with taxing authorities. Due to the uncertainties related to those tax matters, we are currently unable to make a reasonably reliable estimate of when cash settlement with a relevant tax authority will occur. See Note 12(i) to our consolidated financial statements contained elsewhere in this annual report, as of December 31, 2019.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table and below biographies set forth certain information regarding the current executive officers and directors of the Company as of March 31, 2020.

Name	Age	Position
Guy Bernstein	52	Chairman of the Board of Directors
Roni Al-Dor	59	President, Chief Executive Officer and Director
Naamit Salomon	56	Director
Yacov Elinav (1)	75	Director
Uzi Netanel (1)	84	Director
Eyal Ben Chlouche (1)	58	Director
Roni Giladi	49	Chief Financial Officer

(1)	Member of Audit Committee

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

Roni Al-Dor joined the Company as President and Chief Executive Officer in November 2005 and has served as a director of the Company since November 2005. Prior to joining the Company, Mr. Al-Dor was one of the two founders of TTI Team Telecom International Ltd., or TTI, a global supplier of operations support systems to communications service providers and from August 1996 until 2004, Mr. Al-Dor served as President of TTI. Prior to that, Mr. Al-Dor served as TTI’s Co-President from November 1995 until August 1996 and its Vice President from September 1992 to November 1995. During his service in the Israeli Air Force, Mr. Al-Dor worked on projects relating to computerization in aircrafts. Mr. Al-Dor is a graduate of the military computer college of the Israeli Air Force, studied computer science and management at Bar Ilan University and attended the Israel Management Center for Business Administration.

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

Our Chairman, Guy Bernstein, serves as the Chief Executive Officer of Formula and as a director of Asseco. In addition, Ms. Salomon, another Board member of ours, who served as an executive officer of Formula until December 2009, is a member of the Board of Directors of our affiliate Magic Software Enterprises Ltd. Formula directly owns (as of March 31, 2020) approximately 47.8% of our currently outstanding Common Shares, and Asseco holds 25.6% of the outstanding share capital of Formula, as well as the power to vote an additional 1,971,973 ordinary shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 38.5% of Formula’s outstanding ordinary shares.

B.	Compensation of Directors and Officers

The aggregate amount of compensation paid by us, or accrued by us, for all directors and executive officers as a group for services in all capacities with respect to the fiscal year ended December 31, 2019 was $1.8 million, which includes amounts set aside or accrued to provide cash bonuses, pension, retirement or similar benefits.

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

We paid with respect to 2019 fees of approximately $117,000, in the aggregate, to all of our independent directors (except to our Chairman of the Board, as described below), in respect of their service on our Board of Directors, including for attending or participating in meetings of the Board of Directors and its committees, and for participating in Board action taken via unanimous written consent. Such fees were set in accordance with the rates paid to “external directors” under the Israeli Companies Law 5759-1999. Although we are not an Israeli company and are not subject to the Israeli Companies Law, we deem certain standards of that body of law (including compensation to Board members) relevant to a company such as ours. In addition to fees paid to our other independent directors, we also paid approximately $25,000 to Formula in respect of the service of its Chief Executive Officer, Guy Bernstein, as our Chairman of the Board.

Stock Option and Incentive Plan

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

The 2011 Plan is administered by the compensation committee of our Board of Directors, or the Compensation Committee. Subject to the provisions of the 2011 Plan, the Compensation Committee determines the type of award, when and to whom awards will be granted and the number of shares covered by each award. The Compensation Committee also determines the terms, provisions, and kind of consideration payable (if any), with respect to awards. The Compensation Committee has discretionary authority to interpret the 2011 Plan and to adopt practices related thereto. In determining the persons to whom awards shall be granted and the number of shares covered by each award, the Compensation Committee takes into account their present and potential contributions to the success of the Company and such other factors as the Compensation Committee shall deem relevant in connection with accomplishing the purpose of the 2011 Plan.

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

The 2011 Plan furthermore provides for the granting of restricted share units, which are awards that are settled by the issuance of a number of Common Shares. The grantee has no rights with respect to such Common Shares until they are actually issued to the grantee. In January 2020, we granted RSUs under the 2011 Plan to (i) employees of sum.cumo, as part of the consideration for the acquisition of that company, as well (ii) other employees. The Compensation Committee may also grant other share-based awards under the 2011 Plan, such as share appreciation rights.

In February 2016, our Board of Directors approved the reservation of an additional 4,000,000 Common Shares for issuance under the 2011 Plan. As of December 31, 2019, 1,869,412 Common Shares were issuable upon the exercise of outstanding options under the 2011 Plan, at a weighted average exercise price of $10.25 per share, of which options to purchase 970,408 Common Shares had vested. 1,020,000 of such Common Shares were issuable upon the exercise of outstanding options held by our directors and executive officers. As of December 31, 2019, 3,044,730 Common Shares were available for future grant under the 2011 Plan.

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

Audit Committee

The Audit Committee of our Board of Directors is comprised of three independent directors (as determined by our Board of Directors in accordance with NASDAQ Listing Rule 5605(c)(2)(A) and Rule 10A-3 under the Exchange Act), who were appointed to that committee by the Board of Directors: Yacov Elinav, Uzi Netanel and Eyal Ben Chlouche. Mr. Elinav serves as the chairman of the committee. The Board of Directors has furthermore determined that Mr. Elinav meets the definition of an audit committee financial expert (as defined in paragraph (b) of Item 16A of Form 20-F promulgated by the SEC). The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing financial information, internal controls and the audit process. In addition, the committee is responsible for oversight of the work of our independent auditors. The committee meets at regularly scheduled quarterly meetings.

Compensation Committee

The Compensation Committee of our Board of Directors is comprised of three directors, who were appointed to that committee by the Board of Directors: Uzi Netanel, Naamit Salomon and Guy Bernstein. Mr. Bernstein serves as the chairman of the committee. The Compensation Committee is responsible for the review and approval of grants of options to our employees and other compensation matters as requested by our Board of Directors from time to time.

Corporate Governance Policies Adopted by Board

While not incorporated in Israel, our headquarters are located in Israel and we therefore voluntarily conform with corporate governance practices that are customary for an Israeli company whose shares are listed on the NASDAQ Stock Market. Accordingly, our Board of Directors has adopted various policies and procedures that apply to our employees and directors and that are meant to implement risk management on a company-wide level, including, among others, the following:

●	Code of Ethics— constitutes a guide of principles designed to help our employees conduct business honestly and with integrity (and which is referenced in Item 16B below).

●	Whistleblower Policy— enables the anonymous submission by our employees of reports regarding illegal or dishonest activities.

●	Insider Trading Policy— implements restrictions (including quarterly blackout periods) for our employees that reinforce legal prohibitions on their use of material inside information in effecting transactions in our securities.

●	Antifraud Policy— aimed at detecting and preventing fraud, misappropriations, and other irregularities by our employees, including any intentional, false representation or concealment of material facts for the purpose of inducing another to act upon it in connection with their activities with third parties on behalf of our company.

●	Related Party Transactions Policy— intended to ensure the proper disclosure to, and approval by (if approved), our Audit Committee of transactions between our company and any of its related parties (including officers, directors and Formula and Asseco— our largest direct and indirect shareholders, respectively) in an amount equal to or exceeding $120,000, in order to ensure that any such transactions are in the best interest of our company and our shareholders. The policy provides that our General Counsel and CFO review and approve all related party transactions, and report such transactions to our Audit Committee, although only those transactions equal to or exceeding $120,000 require approval of the Audit Committee.

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

Pursuant to NASDAQ Listing Rule 5615(a)(3), a foreign private issuer may follow home country practice in lieu of certain provisions of the NASDAQ Listing Rule 5600 series and certain other NASDAQ Listing Rules. Please see “Item 16G. Corporate Governance” below for a description of the manner in which we rely upon home country practice in lieu of compliance with certain of the NASDAQ Listing Rules.

D.	Employees

As of December 31, 2019, we had a total of 2,959 employees, a 24% increase relative to the end of 2018.

The following table sets forth the number of our employees as of the end of each of the past three fiscal years, according to their geographic regions:

Geographic Region	Total Number of Employees as of December 31,
	2017	2018	2019
Israel	864	726	701
UK and Europe	407	358	533
North America	511	527	581
Asia Pacific	594	767	1,144
Total Employees	2,376	2,378	2,959

E.	Share Ownership

The number of our Common Shares beneficially owned by our directors and executive officers individually, and by our directors and executive officers as a group, as of March 31, 2020, is as follows:

	Shares Beneficially Owned
	Number		Percent (1)

Roni Al-Dor	1,374,781	(2)	2.7%
All directors and executive officers(3) as a group (7 persons, including Roni Al-Dor) (3)	1,639,529	(4)	3.2%

(1)	Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The percentages shown are based on 50,229,215 Common Shares outstanding (which excludes 2,328,296 Common Shares held in treasury) as of March 31, 2020, plus such number of Common Shares as the relevant person or group had the right to receive upon exercise of options that are exercisable within 60 days of March 31, 2020.

(2)	Includes options to purchase 600,000 Common Shares under the 2011 Plan at an exercise price ranging between $7.60 to $11.23 per share expiring no later than May 2021, which are vested or will become vested within 60 days of March 31, 2020. See Item 6 - “Directors, Senior Management and Employees— Compensation of Directors and Officers”.

(3)	Each of our directors and executive officers who is not separately identified in the above table beneficially owns less than 1% of our outstanding Common Shares (including options to purchase Common Shares held by each such party that are vested or will vest within 60 days of March 31, 2020) and has therefore not been separately identified.

(4)	Includes options to purchase 820,000 Common Shares at exercise prices ranging from $7.60 to $11.23 per share, which are vested or will become vested within 60 days of March 31, 2020.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders.

The following table sets forth, as of March 31, 2020, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person known by the Company to own beneficially more than 5% of the outstanding Common Shares, based on information provided to us by the holders or disclosed in public filings of the shareholders with the Securities and Exchange Commission.

We determine beneficial ownership of shares under the rules of Form 20-F promulgated by the SEC and include any Common Shares over which a person possesses sole or shared voting or investment power, or the right to receive the economic benefit of ownership, or for which a person has the right to acquire any such beneficial ownership at any time within 60 days.

	Shares Beneficially Owned
Name and Address	Number		Percent(1)
Formula Systems (1985) Ltd. 5 HaPlada Street Or Yehuda 60218, Israel	24,029,094	(2)	47.8%
Harel Insurance Investments & Financial Services Ltd. Harel House; 3 Abba Hillel Street; Ramat Gan 52118, Israel	2,724,924	(3)	5.4%

(1)	The percentages shown are based on 50,229,215 Common Shares outstanding (which excludes 2,328,296 Common Shares held in treasury) as of March 31, 2020.

(2)	The number of Common Shares shown as owned by Formula is based on information provided to the Company by Formula as of March 31, 2020. Also based on information provided to the Company, as of March 31, 2020, Asseco held 25.6% of the outstanding share capital of Formula. In addition, on October 4, 2017, Asseco entered into a shareholders agreement with our Chairman of the Board, under which agreement Asseco has been granted an irrecoverable proxy to vote an additional 1,971,973 ordinary shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 38.5% of Formula’s outstanding ordinary shares. The address of Asseco is Olchowa 14 35-322 Rzeszow, Poland.

(3)	Based on an amended Statement of Beneficial Ownership on Schedule 13G/A filed with the SEC on January 23, 2020. Of the 2,724,924 Common Shares reported as beneficially owned by Harel Insurance Investments & Financial Services Ltd., or Harel, (i) 2,615,058 Common Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 41,188 Common Shares are held by third-party client accounts managed by subsidiaries of Harel as portfolio managers, each of which subsidiaries operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 68,678 Common Shares are beneficially held for Harel’s own account.. Harel does not admit beneficial ownership of more than those 68,678 Common Shares.

To the best of our knowledge, each of the entities listed in the above table has sole voting and investment power with respect to all shares shown as beneficially owned by it, except to the extent described above.

Significant changes in holdings of major shareholders

From time to time, Formula has increased its beneficial shareholding in our Company through market purchases of additional Common Shares. Formula’s beneficial ownership of our Common Shares constituted 48.9% of our outstanding share capital as of the start of 2017. That beneficial ownership has been diluted down to 47.8% as of March 31, 2020, primarily as a result of various minor issuances related to stock options exercise of Common Shares that we have made.

Harel reported in an initial Schedule 13G filed on December 20, 2018 that it had become a significant shareholder of our company, having acquired 2,534,268 Common Shares, constituting 5.1% of our outstanding Common Shares, as of December 15, 2018. Its holdings have increased slightly to 5.1% and then 5.4% of our outstanding Common Shares, as of December 31, 2018 and 2019, as reported in its amended Schedule 13G filed on January 29, 2019 and January 23, 2020, respectively.

Clal Insurance Enterprises Holdings Ltd., or Clal, reported in an initial Schedule 13G filed on March 26, 2018 that it had become a significant shareholder, holding 2,719,363 Common Shares, constituting 5.2% of our outstanding Common Shares, as of March 16, 2018. Its holdings then increased to 3,254,525 Common Shares (exclusive of shares held by its affiliate, Epsilon), constituting 6.5% of our outstanding Common Shares, as of December 31, 2018, as reported in its amended Schedule 13G filed on February 14, 2019. Clal reported in February 2020 that as of December 31, 2019, it no longer held 5% or more of our outstanding Common Shares.

Our former significant shareholder, Yelin Lapidot Holdings Management Ltd. and its affiliates, collectively referred to as Yelin, held 2,765,424 Common Shares, or 5.6% of our outstanding Common Shares, as of December 31, 2017 (based on Amendment No. 1 to Schedule 13G filed by Yelin, Yair Lapidot and Dov Yelin on January 31, 2018). Subsequently, however, Yelin reported in Amendment No. 2 to Schedule 13G, filed on February 11, 2019, that its beneficial ownership decreased once again below 5% as of December 31, 2018.

Our former significant shareholder, Migdal Insurance & Financial Holdings Ltd., or Migdal, acquired 2,468,836 Common Shares, or 5.0%, as of July 12, 2017, based on its Schedule 13G filed on August 28, 2017, thereby becoming a significant shareholder of our company. Since that time, its ownership fell slightly below 5%, then rose again above 5% and then fell again below 5% (2,418,367 Common Shares, or 4.86% of outstanding Common Shares), as of December 31, 2018, based on a Statement of Beneficial Ownership on Schedule 13G filed by Migdal with the SEC on February 14, 2019.

Voting rights of major shareholders

The major shareholders disclosed above do not have different voting rights than other shareholders with respect to the Common Shares that they hold.

Holders of record

As of March 31, 2020, there were 53 holders of record of our Common Shares, including 37 holders of record with addresses in the United States who held a total of 42,567,394 Common Shares (out of which 42,559,112 Common Shares are held of record by CEDE & Co), representing approximately 84.7% of our issued and outstanding Common Shares. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, because many of these Common Shares were held of record by nominees (including CEDE & Co., as nominee for a large number of banks, brokers, institutions and underlying beneficial holders of our Common Shares). In particular, Formula, which held as of March 31, 2020 (in part as a record holder and in part as an underlying beneficial holder) 24,029,094 Common Shares, representing 47.8% of our issued and outstanding shares, is not a United States company.

Control of the Company

Based on Formula’s beneficial ownership of 47.8% of the outstanding Common Shares of the Company (as of March 31, 2020), and based on Asseco’s beneficial ownership of 38.5% of the outstanding share capital of Formula (also as of that date), both Formula and Asseco may be deemed to control the Company. We are unaware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B.	Related Party Transactions

Registration Rights Agreement with Major Shareholders

The description of the Registration Rights Agreement set forth in Item 10.C “Material Contracts” is incorporated by reference herein.

Fees Paid to Major Shareholder for Board Service of its Affiliate

We paid to our major shareholder, Formula, approximately $25,000 in respect of our share of the director fees of Guy Bernstein, our Chairman, for the year ended December 31, 2019. Mr. Bernstein serves as the Chief Executive Officer of Formula and a director of Asseco. Formula directly owns (as of March 31, 2020) approximately 47.8% of our currently outstanding Common Shares.

Additional Agreements and Transactions with Affiliated Companies of Formula and Asseco

During the year ended December 31, 2019, we paid to affiliated companies of Formula approximately $6.0 million, in the aggregate, pursuant to services agreements that we have in place with those companies under which we receive services. In 2019, we also purchased from those affiliated companies an aggregate of approximately $0.2 million of hardware and software. Please see Note 14 to our audited consolidated financial statements included in Item 18 of this annual report for further information.

In addition, during 2019, Sapiens Poland performed services as a sub-contractor on behalf of Asseco for clients of Asseco in a total amount of approximately $3.4 million. For historical reasons, Asseco issues invoices to those clients and then Sapiens in turn invoices Asseco on a back-to-back basis (with no margin to Asseco).

Further, we paid to Formula approximately $0.1 million in respect of our share of its D&O insurance for each of our directors and officers for the period between December 18, 2018 and February 28, 2019, and an additional $0.1 million in respect of our share of that D&O insurance for the period between March 1, 2019 and February 28. 2020

Trade Payables and Receivables

As of December 31, 2019, we had trade payables balances due to, and trade receivables balances due from, our related parties in amounts of approximately $1.6 million and $0.7 million, respectively.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

Financial Statements

See our consolidated financial statements and related notes in Item 18.

Export Sales

In 2019, 91.6% of our revenues originated from customers located outside of Israel.

For information on our revenues breakdown by geographic region for the past three years, see Item 5.A, “Operating and Financial Review and Prospects— Operating Results— Comparison of the years ended December 31, 2018 and 2019— Revenues by geographical region” in this annual report, as well as Item 5.A, “Operating and Financial Review and Prospects— Operating Results— Comparison of the years ended December 31, 2017 and 2018— Revenues by geographical region” in our annual report on Form 20-F for the year ended December 31, 2018, which we filed with the SEC on March 27, 2019.

Legal Proceedings

From time to time, we are a party to various legal proceedings and claims that arise in the ordinary course of business. Currently, there are no such legal proceedings pending or threatened against us that we believe may have a significant effect on our financial condition or profitability.

Dividend Policy

In August 2019, our Board of Directors adopted a dividend policy. Under that policy, on an annual basis, after publishing our annual audited consolidated financial statements in our annual report on Form 20-F, our Board of Directors will announce the distribution of a cash dividend in an amount of up to 40% of our annual net profit (on a non-GAAP basis).  Our Board of Directors may change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions and/or decide not to distribute a dividend. The distribution of dividends will be made in compliance with Cayman Islands law, the Memorandum and the Articles, as well as our contractual obligations. Concurrently with our adoption of this new dividend policy, we declared a cash dividend of $0.22 per share, or $11 million, in the aggregate, which was paid in September 2019.

For more information about distribution of dividends, the related requirements of Cayman Islands law and various tax implications, please see: “Item 10. Additional Information— Memorandum and Articles of Association”; “Item 10. Additional Information— Exchange Controls”; and “Item 10. Additional Information— Taxation.”

B.	Significant Changes

No significant change, other than as otherwise described in this annual report, has occurred in our operations since the date of our consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. and C.	Offer and Listing Details and Markets

Our Common Shares are listed on the NASDAQ Capital Market and on the TASE under the symbol “SPNS”.

The closing price of our Common Shares on the NASDAQ Capital Market on March 31, 2020, being the latest practicable date prior to publication of this annual report, was $19.02.

The closing price of our Common Shares on the TASE on March 31, 2020, being the latest practicable date prior to publication of this annual report, was NIS 68.90, or $19.33 (as converted from NIS based on the NIS-U.S. dollar representative exchange rate reported by the Bank of Israel as of March 31, 2020).

Under current Israeli law, we satisfy our reporting obligations in Israel by furnishing to the applicable Israeli regulators those reports that we are required to file or submit in the United States.

B.	Plan of Distribution.

Not applicable.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

Item 10.	Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

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

As set out in Article II of our Memorandum of Association, the objects and purpose for which the Company is established are unrestricted, and the Company has full power and authority to exercise all functions of a natural person of full capacity, including (without limitation):

●	To establish, participate in or have any other interest in business enterprises concerned with the development and commercial operation of software

●	To finance directly or indirectly the activities of the Company, its subsidiaries and affiliates

●	To borrow and to lend moneys

●	To engage in the purchase and sale of securities, futures, real estate, business debts, commodities and intellectual property

●	To undertake, conduct and promote research and development

●	To guarantee, pledge, mortgage or otherwise encumber assets as security for the obligations of the Company or third parties

●	To do all that may be useful or necessary for the attainment of the above purposes

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

3. Rights and Preferences.

The Company has only one class of shares of common stock authorized and outstanding— the Common Shares. All previous issuances of preferred shares have been converted into Common Shares. The rights and preferences of the holders of Common Shares are summarized below.

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

In August 2019, our Board of Directors adopted a dividend policy. Under that policy, on an annual basis, after publishing our annual audited consolidated financial statements in our annual report on Form 20-F, our Board of Directors will announce the distribution of a cash dividend in an amount of up to 40% of our annual net profit (on a non-GAAP basis).  Our Board of Directors may change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions and/or decide not to distribute a dividend. The distribution of dividends will be made in compliance with Cayman Islands law, the Memorandum and the Articles, as well as our contractual obligations. Please see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” above for further information concerning our dividend policy.

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

8. Disclosure of Ownership.

The Articles contain no provisions requiring a shareholder to disclose his or her interest at a certain time; however, holders of our shares are subject to the reporting provisions of the SEC. In addition, the Companies Law (as revised) of the Cayman Islands contains provisions requiring the disclosure of certain beneficial interests; however, such provisions do not apply to the Company, its shareholders or ultimate beneficial owners for so long as the Company’s Common Shares are listed on an “approved stock exchange” (as defined in the Companies Law (as revised) of the Cayman Islands, which currently includes NASDAQ and the Tel Aviv Stock Exchange).

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

The deed of trust includes the following provisions:

●	A negative pledge, subject to certain exceptions

●	A covenant not to distribute dividends unless (i) our shareholders’ equity (not including minority interests) shall not be less than $160 million, (ii) our net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) does not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity, including minority interest), (iii) the amount of the dividend does not exceed our profits for the year ended December 31, 2016 and the first three quarters of the year ended December 31, 2017, plus 75% of our profits as of September 1, 2017 and up to the date of distribution, and (iv) no event of default shall have occurred

●	Financial covenants, including (i) the equity attributable to the shareholders of Sapiens (not including minority interests), as reported in our annual or quarterly financial statements, will not be less than $120 million, and (ii) Sapiens’ net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity, including minority interest)

As of December 31, 2019, we were in compliance with the foregoing financial covenants.

We also agreed to standard events of default under the deed of trust, together with the following specific events of default (among others):

●	Cross default, including following an immediate repayment initiated in relation to other indebtedness (other than non-recourse debt) in an amount that exceeds 5% of our total balance sheet

●	Suspension of trading of the debentures on the TASE over a period of 60 days, or the delisting of the debentures from the TASE

●	Failure to have the debentures rated over a period of 60 days;

●	If the rating of the debentures is less than BBB- by Standard and Poors Maalot or less than Baa3 by Midroog Ltd. or drops below an equivalent rating of another rating agency (as of July 2019, Standard and Poors Maalot has affirmed a rating of ilA+ for the debentures)

●	If there is a change in control without consent of the rating agency (a change of control is deemed to occur if Formula ceases the be the controlling shareholder of our company, whether directly or indirectly. Formula will be considered a controlling shareholder for so long as it continues to hold at least 25% of the means of control of our company (within the meaning of the Israeli Securities Law) and there is no other person or entity holding a higher percentage. To the extent that Formula holds such controlling interest jointly with others, it will be deemed to remain our controlling shareholder if it maintains the highest percentage ownership among such other shareholders)

●	The existence and continuation of a bankruptcy event involving our company, or the liquidation of our company or writing off of our assets

●	Our failure to comply with the above-described financial covenants for two consecutive quarters

●	There has been a material adverse change in the business of our company compared to the position of our company shortly before the issuance of the debentures and there is a material concern that we will not be able to pay our obligations under the debentures on time

●	If we distribute a dividend contrary to the above-described limitations on dividends

●	Breach of our undertakings regarding the issuance of additional Series B Debentures

●	The sale of 25% or more of our assets, or a change in the main sphere of our activity as a company

●	Failure to comply with the negative pledge covenant

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

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, the corporate tax rate as of 2018 and thereafter is 23%.

Non-Israeli Residents Shareholders

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (23% in 2018 and thereafter) if generated by a company, or at the rate of 25% or 30%, if generated by an individual. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2018 and thereafter).

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

In some instances where our shareholders may be liable for Israeli tax on the sale of their Common Shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Taxes Applicable to Dividends

Israeli Resident Shareholders

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our common shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income allocated and accrued during the benefits period of an AE are subject to withholding tax at the rate of 15% (if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after such period, except with respect to an FIC, in which case the 12 year limit does not apply) or 20% with respect to PFE. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Beneficiary/Preferred income).

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

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our Common Shares, at the rate of 25% or 30% (if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period) or 15% if the dividend is distributed from income attributed to our AE or BE, or 20% with respect to PFE. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a Substantial Shareholder or not), and 15% if the dividend is distributed from income attributed to an AE or BE or 20% if the dividend is distributed from income attributed to a PFE, unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the U.S-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our common shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our AE or BE , that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an AE or BE are subject to a withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. The aforementioned rates will not apply if the dividend income was generated through a permanent establishment of the U.S. resident which is maintained in Israel. If the dividend is attributable partly to income derived from an AE a BE, or a PFE, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax for income exceeding a certain level. For 2017 and onwards, the additional tax is at a rate of 3% on annual income exceeding NIS 649,560 for 2019 (approximately $0.2 million), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

U.S. Federal Income Tax Considerations

Subject to the limitations described herein, this discussion summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of our Common Shares to a U.S. holder. A U.S. holder is a holder of our Common Shares who is:

●	An individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes

●	A corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any political subdivision thereof, or the District of Columbia

●	An estate, the income of which may be included in gross income for U.S. federal income tax purposes regardless of its source

●	A trust (i) if, in general, a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) an electing trust that was in existence on August 19, 1996 and was treated as a domestic trust on that date

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

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2019.

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

As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a “qualified electing fund” (a QEF), in which case the U.S. holder would be taxed, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. We have agreed to supply U.S. holders with the information needed to report income and gain under a QEF election if we were a PFIC. Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. A U.S. holder’s basis in its Common Shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. holder’s QEF election is in effect with respect to the entire holding period for its Common Shares, any gain or loss realized by such holder on the disposition of its Common Shares held as a capital asset generally will be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. holder had held such Common Shares for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders. The maximum long-term capital gains rate is 20% for individuals with annual taxable income that exceeds certain thresholds. The QEF election is made on a shareholder-by-shareholder basis, applies to all Common Shares held or subsequently acquired by an electing U.S. holder and can be revoked only with the consent of the IRS. The QEF election must be made on or before the U.S. holder’s tax return due date, as extended, for the first taxable year to which the election will apply.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2019. We currently expect that we will not be a PFIC in 2020. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our Common Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our Common Shares in the event that we qualify as a PFIC.

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

We are currently subject to the information and periodic reporting requirements of the Exchange Act that are applicable to foreign private issuers. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the United States Securities and Exchange Commission under cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act. Our SEC filings are filed electronically on the EDGAR reporting system and may be obtained through that medium. You may also obtain copies of such materials from the SEC at prescribed rates. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of that web site is http://www.sec.gov. The Exchange Act file number for our Securities and Exchange Commission filings is 000-20181.

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

Because exchange rates between the NIS, GBP and Euro, on the one hand, and the US dollar, on the other hand, fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our revenue and profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reflected as financial expenses in our consolidated financial statements. A hypothetical 10% movement in foreign currency rates (primarily the NIS, GBP and Euro) against the US dollar, with all other variables held constant on the expected sales, would have resulted in a decrease or increase in 2019 sales revenues of a maximum of $14.4 million, or an effect of 4.4% on total revenues.

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

Interest Rate Risk. We pay interest on our credit facilities based on the LIBOR interest rate for some of our liabilities. As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under these facilities. However, we expect our exposure to risk from changes in interest rates to be minimal and not material. Therefore, no quantitative tabular disclosures are required.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures

A.	Disclosure Controls and Procedures.

Our management, including our President and Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2019. Based on such evaluation, the President and Chief Executive Officer, and the Chief Financial Officer, have concluded that, as of December 31, 2019, the Company’s disclosure controls and procedures are effective.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

C.	Attestation Report of Registered Public Accounting Firm.

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2019 is provided on page F-3, as included under Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting.

Based on the evaluation conducted by our President and Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2019 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

Item 16A.	Audit Committee Financial Expert.

Our Board of Directors has determined that Mr. Yacov Elinav, a member of our Audit Committee, meets the definition of an “audit committee financial expert,” as defined under the applicable rules promulgated by the SEC. All members of our Audit Committee, including Mr. Elinav, are “independent directors,” as defined under the NASDAQ Listing Rules.

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

Fees Paid to Independent Auditors

Fees billed by Kost Forer Gabbay & Kasierer, a member of EY Global and other members of EY Global for professional services for each of the last two fiscal years were as follows:

	Year ended December 31,
	2018	2019
	(in thousands)
Audit Fees	$400	$502
Tax Fees	$162	$177
Other	$99	$8
Total	$661	$687

(1)	Audit Fees consist of fees billed for the annual audit and the quarterly reviews of the Company’s consolidated financial statements and consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent auditors can reasonably provide.

(2)	Tax Fees are for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and global mobility.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

We are exempt from a number of the requirements under the NASDAQ Listing Rules based on our status as a “foreign private issuer.” See Item 6.C above “Board Practices— NASDAQ Opt-Outs for a Foreign Private Issuer.”

We have elected to follow our home country practice (under Cayman Islands law) in lieu of the requirements set forth in NASDAQ Listing Rule 5250(d)(1), which require a domestic United States company to make available to its shareholders a copy of its annual report containing its audited financial statements in one of three specific ways. Instead of distributing copies of our annual report by mail, furnishing an annual report in accordance with Rule 14a-16 under the Exchange Act or posting our annual report on our website and undertaking to provide a hard copy thereof free of charge upon request, we simply make our annual report available to shareholders via our website (http://www.sapiens.com/Annual-Reports/).

We have also elected to follow our home country practice (under Cayman Islands law) in lieu of the requirements of NASDAQ Listing Rules 5605(b), (d) and (e) which require:

●	A majority of the members of a company’s board of directors must qualify as independent directors, as defined under NASDAQ Listing Rule 5605(a)(2), and the independent directors must have regularly scheduled meetings at which only independent directors are present. (Under Cayman Islands law, our Board of Directors need not include a majority of independent directors, nor do independent directors need to meet separately on a regular basis.)

●	A company must appoint a compensation committee composed of at least two members, each of whom is an independent director (as determined in accordance with NASDAQ Listing Rule 5605(d)(2)(A)) which shall, among other matters, determine, or recommend to the board of directors for determination, the compensation of the chief executive officer and all other executive officers (subject to limited exceptions). (Our Compensation Committee is not, and need not be {under Cayman Islands law}, composed entirely of independent directors.)

●	Director nominees must either be selected or recommended for the board of directors’ selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors (subject to limited exceptions). (Our Board of Directors as a whole makes nominations of directors, which is consistent with Cayman Islands law.)

●	A company must certify that it has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under US federal securities laws. (We have no such formal written charter, and have not adopted such a board resolution.)

We have also elected to follow our home country practice in lieu of the requirements set forth in of NASDAQ Listing Rule 5635, which require a domestic United States company to obtain shareholder approval for certain dilutive events, such as:

●	The establishment or amendment of certain equity based compensation plans and arrangements

●	An issuance that will result in a change of control of the company

●	Certain transactions other than a public offering involving issuances of a 20% or more interest in the company

●	Certain acquisitions of the stock or assets of another company

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

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

PART III

Item 17.	Financial Statements.

We have elected to provide financial statements and related information pursuant to Item 18.

Item 18.	Financial Statements.

The Consolidated Financial Statements and related notes required by this Item are contained on pages F-1 through F-48 hereof.

Item 19.	Exhibits

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1.1	Memorandum of Association of Sapiens International Corporation N.V. (incorporated by reference to Appendix A to the Company’s proxy statement with respect to its 2017 Annual General Meeting of Shareholders, annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 26, 2017)

1.2	Articles of Association of Sapiens International Corporation N.V. (incorporated by reference to Appendix A to the Company’s proxy statement with respect to its 2017 Annual General Meeting of Shareholders, annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 26, 2017)

2.1	Description of common shares of Sapiens International Corporation N.V.*

4.1	Sapiens International Corporation N.V. 2011 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-177834), filed with the SEC on November 9, 2011)

4.2	Form of Registration Rights Agreement, dated August 21, 2011, by and among Sapiens International Corporation N.V. and certain of its shareholders (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-3 (SEC File No. 333-187185), filed with the SEC on March 11, 2013)

8.1	List of Subsidiaries*

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global, independent registered public accounting firm*

101	The following financial information from Sapiens International Corporation N.V.’s Annual Report on Form 20-F for the year ended December 31, 2019, formatted in XBRL (eXtensible Business Reporting Language):
(i) Consolidated Balance Sheets at December 31, 2018 and 2019;
(ii) Consolidated Statements of Income for the years ended December 31, 2017, 2018 and 2019;
(iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2017, 2018 and 2019;
(iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2017, 2018 and 2019;
(v) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2018 and 2019; and
(vi) Notes to the Consolidated Financial Statements, tagged as blocks of text. *

* Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SAPIENS INTERNATIONAL CORPORATION N.V.

Date: April 7, 2020	By:	/s/ Roni Al-Dor
Roni Al-Dor
President & Chief Executive Officer

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

IN U.S. DOLLARS

- - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of SAPIENS INTERNATIONAL CORPORATION N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. (the Company) as of December 31, 2018 and 2019, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 7, 2020 expressed an unqualified opinion thereon.

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
April 7, 2020

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of SAPIENS INTERNATIONAL CORPORATION N.V.

Opinion on Internal Control over Financial Reporting

We have audited Sapiens International Corporation N.V.'s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Sapiens International Corporation N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes, and our report dated April 7, 2020 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

April 7, 2020

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2018	2019

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$64,628	$66,295
Trade receivables (net of allowance for doubtful accounts of $455 and $543 at December 31, 2018 and 2019, respectively)	38,953	34,615
Unbilled receivables and contract assets	20,206	15,606
Investment in restricted deposit	-	22,890
Other receivables and prepaid expenses	6,224	7,817

Total current assets	130,011	147,223

LONG-TERM ASSETS:
Capitalized software development costs, net	22,434	23,953
Other intangible assets, net	42,820	34,035
Property and equipment, net	8,515	16,601
Goodwill	166,094	170,703
Severance pay fund	4,699	5,106
Operating lease right-of-use assets	-	49,539
Other long-term assets	4,292	5,261

Total long-term assets	248,854	305,198

Total assets	$378,865	$452,421

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2018	2019

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$6,149	$5,107
Employees and payroll accruals	21,837	26,710
Accrued expenses and other liabilities	25,162	33,864
Current maturities of Series B Debentures	9,898	9,898
Current maturities of operating lease liabilities	-	8,312
Deferred revenues	18,057	21,021

Total current liabilities	81,103	104,912

LONG-TERM LIABILITIES:
Series B Debentures, net of current maturities	68,577	58,850
Deferred tax liabilities	11,681	5,082
Other long-term liabilities	9,398	8,321
Long-term operating lease liabilities	-	43,394
Accrued severance pay	5,622	6,364

Total long-term liabilities	95,278	122,011

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Sapiens International Corporation N.V. Shareholders’ equity:
Share capital:
Common shares of € 0.01 par value: Authorized: 70,000,000 shares at December 31, 2018 and 2019; Issued: 52,310,300 and 52,488,172 shares at December 31, 2018 and 2019, respectively; Outstanding: 49,982,004 and 50,159,876 shares at December 31, 2018 and 2019, respectively	695	697
Additional paid-in capital	214,918	217,014
Treasury shares, at cost - 2,328,296 Common shares at December 31, 2018 and 2019	(9,423)	(9,423)
Accumulated other comprehensive loss	(7,820)	(2,381)
Retained earnings	2,674	17,912

Total Sapiens International Corporation N.V. shareholders’ equity	201,044	223,819
Non-controlling interests	1,440	1,679

Total equity	202,484	225,498

Total liabilities and equity	$378,865	$452,421

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2017	2018	2019

Revenues	$269,194	$289,707	$325,674

Cost of revenues	175,678	180,138	196,153

Gross profit	93,516	109,569	129,521

Operating expenses:
Research and development	31,955	34,414	37,378
Selling, marketing, general and administrative	60,559	52,133	54,274

Total operating expenses	92,514	86,547	91,652

Operating income	1,002	23,022	37,869
Financial expense, net	3,010	3,991	2,768

Income (loss) before taxes on income (tax benefit)	(2,008)	19,031	35,101
Taxes on income (tax benefit)	(2,564)	5,031	8,610

Net income	556	14,000	26,491

Attributed to non-controlling interests	(189)	215	244
Attributed to redeemable non-controlling interest	43	-	-
Adjustment to redeemable non-controlling interest	350	-	-

Net income attributable to Sapiens’ shareholders	$352	$13,785	26,247

Net earnings per share attributable to Sapiens’ shareholders

Basic	$0.01	$0.28	$0.53

Diluted	$0.01	$0.28	$0.52

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2017	2018	2019

Net income	$556	$14,000	$26,491

Other comprehensive income (loss):

Foreign currency translation adjustments	11,589	(8,370)	5,496
Unrealized gains arising from marketable securities during the period, net of tax	146	-	-

Net change	11,735	(8,370)	5,496

Total comprehensive income	12,291	5,630	31,987

Comprehensive income (loss) attributed to non-controlling interests	(149)	193	301
Comprehensive income attributed to redeemable non-controlling interest	43	-	-
Comprehensive income adjustment to redeemable non-controlling interest	350	-	-

Comprehensive income attributable to Sapiens’ shareholders	$12,047	$5,437	$31,686

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except of share data)

	Common stock		Additional paid-in	Treasury	Accumulated other comprehensive income	(Accumulated deficit) Retained	Non- controlling	Total
	Shares	Amount	capital	shares	(loss)	earnings	interests	equity

Balance as of January 1, 2017	49,035,951	$681	$226,782	$(9,423)	$(11,167)	$(13,278)	$796	$194,391

Stock-based compensation	-	-	1,799	-	-	-	184	1,983
Employee stock options exercised (cash and cashless)	722,483	8	2,445	-	-	-	-	2,453
Distribution of dividend	-	-	(9,851)	-	-	-	-	(9,851)
Other comprehensive income	-	-	-	-	11,695	-	40	11,735
Redeemable non-controlling interest	-	-	-	-	-	(393)	-	(393)
Net income	-	-	-	-	-	745	(189)	556

Balance as of December 31, 2017	49,758,434	689	221,175	(9,423)	528	(12,926)	831	200,874

Cumulative effect adjustment resulting from adoption of new accounting pronouncement, net	-	-	-	-	-	1,815	-	1,815
Stock-based compensation	-	-	1,796	-	-	-	146	1,942
Employee stock options exercised (cash and cashless)	223,570	6	889	-	-	-	-	895
Expiration of redeemable non-controlling interests	-	-	1,036	-	-	-	317	1,353
Distribution of dividend	-	-	(9,978)	-	-	-	(47)	(10,025)
Other comprehensive loss	-	-	-	-	(8,348)	-	(22)	(8,370)
Net income	-	-	-	-	-	13,785	215	14,000

Balance as of December 31, 2018	49,982,004	695	214,918	(9,423)	(7,820)	2,674	1,440	202,484

Stock-based compensation	-	-	1,318	-	-	-	87	1,405
Employee stock options exercised (cash and cashless)	177,872	2	778	-	-	-	-	780
Distribution of dividend	-	-	-	-	-	(11,009)	(149)	(11,158)
Other comprehensive income	-	-	-	-	5,439	-	57	5,496
Net income	-	-	-	-	-	26,247	244	26,491

Balance as of December 31, 2019	50,159,876	$697	$217,014	$(9,423)	$(2,381)	$17,912	$1,679 $	$225,498

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2018	2019
Cash flows from operating activities:

Net income	$556	$14,000	$26,491
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	15,871	19,862	19,138
Stock-based compensation	1,983	1,942	1,405
Accretion of discount on Series B Debentures	52	194	171
Capital gain from sale of property and equipment	-	-	(40)
Amortization of premium and accrued interest on marketable securities	509	-	-

Net changes in operating assets and liabilities
Trade receivables, net and unbilled receivables	(5,253)	(7,588)	10,514
Other operating assets	3,688	509	6,726
Deferred tax liabilities, net	(8,840)	(1,567)	(6,441)
Trade payables	(1,388)	(1,870)	(1,476)
Other operating liabilities	858	(174)	6,667
Deferred revenues	1,249	2,349	2,747
Accrued severance pay, net	(37)	43	255

Net cash provided by operating activities	9,248	27,700	66,157

Cash flows from investing activities:

Purchase of property and equipment	(2,622)	(1,914)	(11,474)
Proceeds from sale of property and equipment	-	-	834
Capitalized software development costs	(5,567)	(5,160)	(5,665)
Net cash paid for acquisitions (b)	(100,381)	(18,507)	(1,554)
Investment in lease deposit	-	-	(1,119)
Investment in restricted deposit on account of future acquisition (Note 19)	-	-	(22,890)
Proceeds from sales of marketable securities	35,369	-	-

Net cash used in investing activities	$(73,201)	$(25,581)	$(41,868)

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2018	2019
Cash flows from financing activities:

Proceeds from employee stock options exercised	$2,453	$895	$780
Repayment of loans	(56)	(237)	(4)
Issuance of Series B Debentures, net (*)	78,229	-	-
Repayment of Series B Debentures	-	-	(9,898)
Distribution of dividend	(9,851)	(9,978)	(11,009)
Payments of contingent consideration	(766)	(61)	(374)
Dividend to non-controlling interest	-	(47)	(149)

Net cash provided by (used in) financing activities	70,009	(9,428)	(20,654)

Effect of exchange rate changes on cash	4,503	470	(1,968)

Increase (decrease) in cash, and cash equivalents	10,559	(6,839)	1,667
Cash, cash equivalents at beginning of year	60,908	71,467	64,628

Cash and cash equivalents at end of year	$71,467	$64,628	$66,295

Supplemental cash flow activities:

(a) Cash paid during the year for:

Interest paid, net	$713	$2,067	$2,481

Income taxes	$2,705	$2,853	$6,397

(b) Net cash paid for acquisitions:
Fair value of assets acquired and liabilities assumed at the date of acquisition:
Working capital, net (excluding cash and cash equivalents)	$4,816	$2,317	$317
Other long-term assets	(1,336)	(186)	(412)
Other long-term liabilities	16,599	3,766	200
Goodwill and other intangible assets	(120,460)	(24,404)	(1,659)

	$(100,381)	$(18,507)	$(1,554)

(c) Non-cash transactions:
Disposal of property	$-	$(155)	$-
Net lease liabilities arising from obtaining right-of-use assets	$-	$-	$19,125
Property and equipment purchase incurred but unpaid at period end	$247	$76	$315

*) Net of $956 of debt discount and issuance costs

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

a.	General:

Sapiens International Corporation N.V. (“Sapiens”) and its subsidiaries (collectively, the “Company”), a member of the Formula Systems (1985) Ltd. (“Formula”) Group, is a global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. The ultimate parent of the Company is Asseco Poland S.A. (“Asseco”), a Polish public company, traded on the Warsaw Stock Exchange. The Company’s offerings include policy administration, billing and claims; underwriting, illustration and electronic application; reinsurance; and decision management software. Sapiens’ digital suite features customer and agent portals, and an advanced analytics solution. Sapiens global services include program management, project delivery and implementation of the Company’ software solutions, business services and managed services.

The Company operates in North America, Europe, Asia Pacific and South Africa.

b.	Acquisition of Cálculo S.A.U.:

On September 27, 2019 (the “Acquisition Date”), Sapiens completed the acquisition of all outstanding shares of Cálculo S.A.U (“Cálculo”), a Spanish company of insurance consulting and managed services, and a core solution to the Spanish market, for a total cash consideration of $5,760 (of which $5,608 were paid in September 2019, and $152 will be paid in the first half of 2020). The net impact on cash flow from investing activities was $1,554, net of $4,054 of cash acquired. In addition, the sellers and senior executives have performance-based payments relating to achievements of various targets over three years (2019-2021) of up to $1,700. Some of these payments are subject to continued employment, and therefore were not included in the purchase price. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations for the years ended December 31, 2018 and 2019 were not presented, since the acquisition is immaterial. The results of Cálculo’s operations have been included in the consolidated financial statements from the acquisition date.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date:

Net assets (including cash of $ 4,054)	$4,101
Intangible assets	1,037
Goodwill	622

Net assets acquired	$5,760

Revenues and net income of Cálculo included in the Company’s consolidated statements of income for the year ended December 31, 2019 amount to $2,792 and $116, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

c.	Acquisitions in previous years:

1.	Acquisition of Adaptik Corporation:

On March 7, 2018 (the “acquisition date”), Sapiens completed the acquisition of all outstanding shares of Adaptik Corporation (“Adaptik”), a New-Jersey company engaged in the development of software solutions for P&C insurers, (including policy administration, rating, billing, customer and task management and product design), for a total cash consideration of $18,179 (of which $17,979 was paid in March 2018 and $200 will be paid in March 2022). In addition, the seller has performance-based payments relating to achievements of revenue targets over three years (2018-2020) of up to $3,700, of which $1,300 was paid during 2019. Such payments are subject to continued employment and therefore were not included in the purchase price. Acquisition related costs were approximately $0.3 million. Unaudited pro forma condensed results of operations for the years ended December 31, 2017 and 2018 were not presented, since the acquisition is immaterial. The result of Adaptik’s operations have been included in the consolidated financial statements since March 2018.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date:

Net liabilities	$(2,697)
Intangible assets	12,936
Deferred taxes	(3,528)
Goodwill	11,468

Net assets acquired	$18,179

2.	Acquisition of StoneRiver:

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

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Current assets	$16,785
Property and equipment	1,088
Goodwill	77,013
Intangible assets	38,146
Other long-term assets	78

Total assets acquired	$133,110

Current liabilities	$10,595
Deferred revenues	5,742
Deferred tax liabilities	15,071
Other long-term liabilities	351

Total liabilities acquired	31,759

Total purchase price	$101,351

The following table sets forth the components of intangible assets associated with the acquisition:

Fair value

Developed technology	$34,040
Customer relationships	3,333
Backlog	773

Total intangible assets	$38,146

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

3.	Acquisition of KnowledgePrice:

On December 27, 2017, the Company entered into an agreement to purchase all of KnowledgePrice.com’s (“KnowledgePrice”) total shares outstanding. KnowledgePrice, a Latvian company, specializes in digital insurance services and consulting. The fair value of the total consideration amounted to $5,720, including a cash consideration of $4,068, and a contingent obligation valued at $1,652 at the acquisition date, of which the Company paid $62 during 2019. In addition, the seller has performance-based payments relating to achievements of revenue and profitability targets over three years (2018-2020) and a retention payment of up to $1,116 that is subject to continued employment, and therefore not part of the purchase price, of which the Company paid $590 during 2019. Unaudited pro forma condensed results of operations for the year ended December 31, 2017 was not presented, since the acquisition is immaterial.

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

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such management estimates and assumptions are related, but not limited to contingent liabilities, income tax uncertainties, deferred taxes, share-based compensation, value of intangible assets and goodwill, as well as the determination of revenue recognition from contracts accounted for based on the estimate of percentage of completion. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

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

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash, with original maturities of three months or less at acquisition.

e.	Investment in restricted deposit:

The Company maintained a certain cash amount deposited in a trust in order to secure a future acquisition (for further information, see Note 19).

f.	Property and equipment, net:

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

g.	Leases:

Effective of January 1, 2019, the Company adopted Topic 842, which requires the recognition of lease assets and lease liabilities by lessees for leases classified as operating leases.  Topic 842 is effective for interim and annual reporting periods beginning after December 15, 2018. In July 2018, the FASB issued amendments to Topic 842 in ASU 2018-11, which provide a transition election to not restate comparative periods for the effects of applying the new standard. This transition election permits entities to change the date of initial application to the beginning of the earliest comparative period presented, or retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment. The Company has adopted Topic 842 using the modified retrospective transition approach by applying the new standard to all leases existing on the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historical accounting under Topic 840.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company elected the package of practical expedients permitted under the transition guidance, which allowed the Company to carry forward the historical lease classification, the Company’s assessment on whether a contract was or contains a lease, and initial direct costs for any leases that existed prior to January 1, 2019. The Company also elected to keep leases with an initial term of 12 months or less, which do not include an option to renew the lease agreement, off the balance sheet, and recognize the associated lease payments in the consolidated statements of income on a straight-line basis over the lease term.

As a result of the adoption of Topic 842 on January 1, 2019, the Company recorded operating lease right of use (“ROU”) assets of $34,439 and operating lease liabilities of $36,487. The ROU assets include reclassification of lease incentives previously recognized under Topic 840 in the amount of $2,048. The adoption did not impact the Company’s retained earnings, or prior year consolidated statements of income and statements of cash flows.

The Company determines if an arrangement is a lease at inception. The Company’s assessment is based on: (1) whether the contract involves the use of an identified asset, (2) whether the Company obtains the right to substantially all of the economic benefits from the use of the asset throughout the period of use, and (3) whether the Company has the right to direct the use of the asset.

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset, the present value of the lease payments equals or exceeds substantially all of the fair value of the asset, or the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of lease term. A lease is classified as an operating lease if it does not meet any one of these criteria. Since all of the Company’s lease contracts do not meet any one of the criteria above, the Company concluded that all of its lease contracts should be classified as operation leases.

ROU assets and liabilities are recognized on the commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate (“IBR”) based on the information available on the commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. Moreover, the ROU asset may also include initial direct costs, which are incremental costs of a lease that would not have been incurred if the lease had not been obtained. The Company uses the long-lived assets impairment guidance in Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant, and Equipment - Overall,” to determine whether a right-of-use asset is impaired, and if so, the amount of the impairment loss to recognize. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Offices

The Company leases space for offices in various locations worldwide under operating leases. These contracts are considered as operating leases presented in ROU assets.

Motor vehicles

The Company leases motor vehicles. Each leasing contract is generally valid for a term of three years. These contracts are considered as operating leases presented in ROU assets.

For the vast majority of the Company’s motor vehicle lease agreements, the lease payments include inconsequential non-lease payments, such as license and registration fees, insurance and maintenance. As a result, the Company elected to not separate non-lease components from lease components, and instead, to account for each separate lease component and the non-lease component associated with that lease component as a single lease component.

h.	Research and development costs:

Research and development costs incurred in the process of software production before establishment of technological feasibility are charged to expenses as incurred. Certain internal and external costs incurred to develop software to be sold are capitalized after technological feasibility is established in accordance with ASC 985-20, “Software - Costs of Software to be Sold Leased, or Marketed”. Based on the Company’s product development process, technological feasibility is established upon completion of a detailed program design.

Costs incurred by the Company between completion of the detailed program design and the point at which the product is ready for general release, have been capitalized.

Capitalized software development costs are amortized by the straight-line method over the estimated useful life of the software products (primarily seven years).

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Business combinations:

The Company accounts for its business acquisitions in accordance with Accounting Standards Codification ASC No. 805, “Business Combinations”. The Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the business combination date. The total purchase price allocated to the tangible assets acquired is assigned based on the fair values as of the date of the acquisition. Goodwill generated from the business combinations is primarily attributable to synergies between the Company and acquired companies’ respective products and services. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

The Company accounts for a transaction that does not meet the definition of a business as an asset acquisition Under ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business (“2017-01”), we first determine whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this threshold is met, the single asset or group of assets, as applicable, is not a business.

j.	Other intangible assets, net:

Technology and patents acquired are amortized over their estimated useful life on a straight-line basis. The acquired customer relationships are amortized over their estimated useful lives in proportion to the economic benefits realized or the straight-line method. The average annual rates for other intangible assets are as follows:

%

Technology	13 - 26
Customer relationships	7 - 13
Patent	10

k.	Impairment of long-lived assets:

The Company’s long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360 “Property, Plant, and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2017, 2018 and 2019, no impairment losses have been identified.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the identifiable tangible and intangible assets acquired. Under ASC 350, “Intangibles- Goodwill and Other” (“ASC 350”), goodwill is subject to an annual impairment test at December 31 of each year or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company operates in four reporting units: L&P (Life & Pension), P&C (Property & Casualty), Decision and IPEL (Israel, Poland, Emerge, Latvia, Spain).

The Company applied the provisions of ASC 350 for the Company’s annual impairment test. Under the provisions, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. During 2017, 2018 and 2019, no impairment losses have been identified.

m.	Revenue recognition:

The Company implements the provisions of Accounting Standards Codification (“ASC”) Topic 606,  Revenue from Contracts with Customers (“ASC 606”). See Note 17 for further disclosures.

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

Most of the Company’s contracts contain multiple performance obligations. which are accounted for separately if they are distinct.

On most occasions, the Company generates revenues from sales of software licenses which include significant implementation and customization services. Such software licenses and implementation and customization services are not considered distinct performance obligations and are accounted for as one performance obligation. In addition, the Company generates revenues from post implementation consulting services and maintenance services.

Revenues from contracts (either fixed price or Time and Materials (T&M)) that involve significant implementation, customization, or integration of the Company’s software license to customer-specific requirements are performance obligations that are satisfied over time. The underlying deliverable is owned and controlled by the customer and does not create an asset with an alternative use to the Company.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In addition, the Company has enforceable right to payment for performance completed to date. Accordingly, the Company recognizes revenue on such contracts over time, using the percentage of completion accounting method. The Company recognizes revenue and gross profit as the work is performed, based on a ratio between actual costs incurred compared to the total estimated costs for the contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses become probable, in the amount of the estimated loss on the entire contract.

When post implementation and consulting services do not involve significant customization, the Company accounts for such services as performance obligations satisfied over time and revenues are recognized as the services are provided.

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

The Company allocates the transaction price for each contract to each performance obligation identified in the contract based on the relative standalone selling price (SSP). The Company determines SSP for the purposes of allocating the transaction price to each performance obligation by considering several external and internal factors including, but not limited to, transactions where the specific performance obligation is sold separately, historical actual pricing practices and geographies in which the Company offers its services. If a specific performance obligation, such as the software license, is sold for a broad range of amounts (that is, the selling price is highly variable) or if the Company has not yet established a price for that good or service, and the good or service has not previously been sold on a standalone basis (that is, the selling price is uncertain), the Company applies the residual approach whereby all other performance obligations within a contract are first allocated a portion of the transaction price based upon their respective SSPs with any residual amount of transaction price allocated to the remaining specific performance obligation.

In addition to software license fees, contracts with customers may contain an agreement to provide for maintenance services. The Company considers the maintenance performance obligation as a distinct performance obligation that is satisfied over time, and recognized on a straight-line basis over the contractual period.

Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions paid for initial contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized over an expected period of benefit. Sales commissions on initial contracts, which are commensurate with sales commissions paid for renewal contracts, are capitalized and then amortized correspondingly to the recognized revenue of the related initial contracts. Sales commissions for renewal contracts are capitalized and then amortized on a straight-line basis over the related contractual renewal period. If the expected amortization period is one-year or less, the commission fee is expensed as incurred.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Amortization expense related to these costs are included in sales, marketing, general and administrative expenses.

n.	Income taxes:

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

The Company classifies interest as financial expense and penalties as selling, marketing, general and administrative expenses.

o.	Concentrations of credit risks:

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

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company entered into forward contracts, and option contracts intended to protect against the increase in value of forecasted non-dollar currency cash flows. The derivative instruments hedge a portion of the Company’s non-dollar currency exposure.

No off-balance sheet concentrations of credit risk exist.

p.	Accrued severance pay and retirement plans:

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

The deposited funds include profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or employment agreements. The value of the deposited funds is based on the cash surrendered value of these policies and recorded as an asset in the Company’s consolidated balance sheet.

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

The Company’s agreements with certain employees in Israel are in accordance with Section 14 of the Severance Pay Law, whereas, the Company’s contributions for severance pay shall be in lieu of its severance liability. Upon contribution of the full amount of the employee’s monthly salary, and release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter to severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

Severance expense for the years 2017, 2018 and 2019 amounted to $4,346, $3,919 and $3,718, respectively.

The Company has a 401(k) retirement savings plan for most of its U.S. employees. Each eligible employee may elect to contribute a portion of its employee’s compensation to the plan. The Company has a discretionary employer match. In the reporting periods, this match ranges from 2-3% if an employee contributed 6%.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Such 401(k) employer match expense for the year 2017, 2018 and 2019 amounted to $429, $854, $1,144, respectively.

q.	Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of common shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of common shares outstanding during each year plus dilutive potential equivalent common shares considered outstanding during the year, in accordance with ASC 260, “Earnings Per Share”.

r.	Stock-based compensation:

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

The Company uses the Binomial Lattice (“Binomial model”) option-pricing model to estimate the fair value for any options granted. The Binomial model takes into account variables such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, and the probability that the option will be exercised prior to the end of its contractual life. The company recognizes forfeitures of equity-based awards as they occur.

Stock-based compensation cost is measured at the grant date, based on the fair value of the award. The Company recognizes compensation expense for the value of its awards, which have graded vesting, based on the straight-line basis over the requisite service period of the award.

The fair value of each option granted in 2017, 2018 and 2019 using the Binomial model, was estimated on the date of grant with the following assumptions:

	Year ended December 31,
	2017	2018	2019

Contractual life	6 years	6 years	6 years
Expected exercise factor	2-2.8	2-2.8	2-2.8
Dividend yield	0%	0%	0%
Expected volatility (weighted average)	28.9%-34.2%	30%-31.7%	30.5%-30.9%
Risk-free interest rate	1.8%-2.1%	2.6%-3.1%	1.6%-2.6%

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

s.	Fair value of financial instruments:

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

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The carrying amounts of cash and cash equivalents, accounts receivable, unbilled receivables and contract assets, other receivables and prepaid expenses and accounts payable approximate fair value due to the short-term maturities of such instruments.

The following table presents liabilities measured at fair value on a recurring basis as of December 31, 2019 and 2018:

	December 31,
	2018	2019
	Fair value measurement using input Level 2

Accrued expenses and other liabilities:

Derivative instruments	$(47)	$(67)

Total liabilities	$(47)	$(67)

t.	Derivatives and hedging:

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

In 2017, 2018 and 2019, the Company entered into option contracts in the notional amounts of $31,111, $40,871 and $24,296, respectively, and in 2017, 2018 and 2019 the Company entered into forward contracts in the notional amounts of $9,600, $17,731 and $74,297, respectively, in order to protect against foreign currency fluctuations.

As of December 31, 2017, 2018 and 2019, the Company had outstanding options and forward contracts, in the notional amount of $0, $4,950 and $15,384, respectively.

In 2017, 2018 and 2019, the Company recorded income (expense) of ($300), $(869) and $535 respectively, with respect to the above transactions, presented in the statements of income as part of financial expenses, net.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Treasury shares:

Repurchased common shares are held as treasury shares. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

v.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC 220, “Comprehensive Income”. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders.

The components of accumulated other comprehensive loss, of $7,820 and $2,381 at December 31, 2018 and 2019, respectively, are mainly comprised from foreign currency translation differences.

w.	Recently adopted accounting pronouncements:

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (“Topic 842”), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (“ROU”) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. In addition, the Company reclassified deferred rent liabilities previously recognized as a reduction of the ROU assets. The Company adopted the new guidance using the modified retrospective transition approach by applying the new standard to all leases existing on the date of initial application and not restating comparative periods. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases. For information regarding the impact of Topic 842 adoption, see Notes 2g and Note 5.

x.	Recently issued accounting pronouncements:

In January 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses on Financial Instruments,” which requires that expected credit losses relating to financial assets be measured on an amortized cost basis and available-for-sale debt securities be recorded through an allowance for credit losses. ASU 2016-13 limits the amount of credit losses to be recognized for available-for-sale debt securities to the amount by which carrying value exceeds fair value and also requires the reversal of previously recognized credit losses if fair value increases. The new standard will be effective for interim and annual periods beginning after January 1, 2020, and early adoption is permitted. The Company does not expect that this new guidance will have a material impact on the Company’s consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In January 2017, the FASB issued ASU No. 2017-04, Intangibles: Goodwill and Other: Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the amendments eliminate Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, the income tax effects of tax-deductible goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable. The amendments also eliminate the requirements for any reporting unit with a zero or negative carrying amount to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the qualitative impairment test is necessary. The amendments should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. The amendments in this update should be adopted for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted on testing dates after January 1, 2017. The Company does not expect that this new guidance will have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. ASU 2019-12 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2020. The Company is currently evaluating the impact of the new guidance on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13 “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. This guidance removes certain disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements. The new disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. Certain disclosures required by this guidance must be applied on a retrospective basis and others on a prospective basis. The guidance will be effective for fiscal years beginning after December 15, 2019, although early adoption is permitted. The Company does not expect this standard to have a material effect on its consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:- OTHER LONG-TERM ASSETS

	December 31,
	2018	2019

Deferred tax assets	$2,965	$2,808
Long-term unbilled receivables	-	362
Other	1,327	2,091

	$4,292	$5,261

NOTE 4:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2018	2019
Cost:
Computers and peripheral equipment	$32,349	$41,648
Office furniture and equipment	5,602	8,618
Buildings and leasehold improvements	6,472	9,405

	44,423	59,671
Accumulated depreciation:
Computers and peripheral equipment	29,328	35,841
Office furniture and equipment	4,013	4,440
Buildings and leasehold improvements	2,567	2,789

	35,908	43,070

Depreciated cost	$8,515	$16,601

Depreciation expense totaled $3,804, $3,766 and $3,470 for the years 2017, 2018 and 2019, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: LEASES

The Company leases substantially all of its office space and vehicles under operating leases. The Company’s leases have original lease periods expiring between 2020 and 2029. Some leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement. Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancellable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

In June 2012, the Company entered into a lease agreement for new corporate offices in Holon, Israel. The lease expires in January 2024, with an option by the Company to extend for an additional 5-year term. The Company deemed this option as reasonably certain to be renewed.

In April 2019, the Company entered into a lease agreement for a new office in Bangalore, India. The lease expires in April 2029, with an option by the Company to extend for an additional 5-year term. The company deemed this option as not-reasonably certain to be renewed.

The Company has several leased offices in the United States, with expiry dates varying between 2020 and 2026, with no renewal options.

Under Topic 842, all leases with durations greater than 12 months, including non-cancellable operating leases, are now recognized on the balance sheet. The aggregated present value of lease agreements is recorded as a long-term asset titled ROU asset.

The corresponding lease liabilities are classified between operating lease liabilities which are current and long-term.

The components of operating lease costs were as follows:

Year ended December 31,
2019

Operating lease cost	$5,260
Variable lease cost	3,920
Short-term lease cost	177

Total lease costs	$9,357

The following is a summary of weighted average remaining lease terms and discount rates for all of the Company’s operating leases:

December 31,
2019

Weighted average remaining lease term (years)	8.50
Weighted average discount rate	5.14%

Cash paid for amounts included in the measurement of operating lease liabilities was $8,651 (included in cash flows from operating activities).

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: LEASES (Cont.)

Maturities of lease liabilities are as follows:

2020	8,426
2021	7,872
2022	7,178
2023	6,822
2024	6,264
2025 and thereafter	28,784

Total undiscounted cash flows	65,346
Less imputed interest	(13,640)

Present value of lease liabilities	$51,706

NOTE 6:- CAPITALIZED SOFTWARE DEVELOPMENT COSTS, NET

The changes in capitalized software development costs for the years ended December 31, 2018 and 2019 were as follows:

	Year ended December 31,
	2018	2019

Balance at the beginning of the year	$23,761	$22,434

Capitalization	5,160	5,665
Amortization	(4,859)	(5,668)
Functional currency translation adjustments	(1,628)	1,522

Balance at year end	$22,434	$23,953

Amortization of capitalized software development costs for 2017, 2018 and 2019, was $4,824, $4,859 and $5,668, respectively. Amortization expense is included in cost of revenues.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:- OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net, are comprised of the following:

	Weighted average remaining useful life (years)	December 31,
		2018	2019
Original amounts:

Customer relationships	7.1	$21,980	$23,409
Technology	4.0	71,428	52,555
Patent	4.5	1,280	1,389

		94,688	77,353

Accumulated amortization:

Customer relationships		11,705	14,673
Technology		39,597	27,891
Patent		566	754

		51,868	43,318

Other intangible assets, net		$42,820	$34,035

b.	Amortization of other intangible assets was $7,243, $11,237 and $10,000 for 2017, 2018 and 2019, respectively.

c.	Estimated amortization expense for future periods:

For the year ended December 31,

2020	$9,624
2021	8,613
2022	5,881
2023	5,550
2024	2,707
2025 and thereafter	1,660

$34,035

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:- GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2018 and 2019 are as follows:

	Year ended December 31,
	2018	2019

Balance at the beginning of the year	$158,559	$166,094

Acquisitions	11,468	622
Functional currency translation adjustments	(3,933)	3,987

Balance at year end	$166,094	$170,703

NOTE 9:- ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2018	2019

Government authorities	$7,033	$13,675
Accrued expenses	16,362	18,799
Accrued interest – Series B Debentures	1,334	1,167
Accrued royalties to the IIA (Note 11a)	433	223

	$25,162	$33,864

NOTE 10:- SERIES B DEBENTURES, NET OF CURRENT MATURITIES

	December 31,
	2018	2019

Series B Debentures	$79,185	$69,287
Less: Current maturities	(9,898)	(9,898)
Less: Unamortized debt discounts and issuance costs	(710)	(539)

	$68,577	$58,850

In September 2017, the Company issued Series B Debentures in the aggregate principal amount of NIS 280 million (approximately $79.2 million), linked to US dollars, payable in eight equal annual payments of $9,898, on January 1 of each of the years 2019 through 2026. The outstanding principal amount of the Series B Debentures will bear a fixed interest rate of 3.37% per annum, payable on January 1 and July 1 of each of the years 2018 through 2025, with one final interest payment on January 1, 2026. Debt discount and issuance costs were approximately $956, allocated to the Series B Debentures discount and are amortized as financial expenses over the term of the Series B Debentures due in 2026. The first and second installments of $9,898, were paid in January 1, 2019 and January 1, 2020, respectively.

The Series B Debentures are listed for trading on the Tel-Aviv Stock Exchange.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:- SERIES B DEBENTURES, NET OF CURRENT MATURITIES (Cont.)

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

In accordance with the indenture for the Series B Debentures, the Company is required to meet the following financial covenants: (1) Target shareholders’ equity (excluding minority interest)- above $120 million – as of December 31, 2019, total shareholders’ equity was $224 million; and (2) Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65% - as of December 31, 2019 the ratio of net financial indebtedness to net capitalization was 1.58%. (3) Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5. As of December 31, 2019, the Target ratio of net financial indebtedness to EBITDA was 0.07. As of December 31, 2019, Sapiens is in compliance with all of its financial covenants.

During the years ended December 31, 2018 and 2019, the Company recorded $2,669 and $2,336, respectively of interest expense and $194 and $171, respectively as amortization of debt issuance costs and discount in respect of the Series B Debentures.

As of December 31, 2019, the estimated fair value of the Company’s Series B Debentures, was $70,593. The fair value was determined based on the closing trading price of the Series B Debentures as of the last day of trading for the period. The fair value of the Series B Debentures is considered a Level 2 measurement as they are not actively traded.

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES

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

Royalty expense amounted to $488, $414 and $471 in 2017, 2018 and 2019, respectively, and are included in cost of revenues.

As of December 31, 2019, the Company had a contingent liability to pay royalties of up to $6,299.

b.	The Company provided bank guarantees in the amount of $811 as security for the rent to be paid for its leased offices. The bank guarantees are valid through February 2020 and thereafter will be renewed for the same amount through February 2021. As of December 31, 2019, the Company provided bank guarantees of $129 as security for the performance of various contracts with customers and suppliers.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	In accordance with the indenture for the Series B Debentures, the Company is required to meet certain financial covenants. See Note 10 above.

d.	Contingent purchase obligations

As part of the Company’s acquisitions in recent years, the Company has several contingent earn-out obligations depending on retention and performance criteria. Refer to Note 1 for further information.

NOTE 12:- TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates in Israel:

Taxable income of Israeli companies was generally subject to corporate tax at the rate of was 24% in 2017 and 23% in 2018 and 2019. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or Preferred Technological Enterprise (as discussed below) may be considerably lower.

2.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 (“the Law”):

The Israeli parliament enacted a reform to the Investment Law, effective January 2011 (which was amended in August 2013). According to the reform, a flat rate tax applies to companies eligible for the “Preferred Enterprise” status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the gross domestic product. Benefits granted to a Preferred Enterprise include reduced tax rates. As part of Economic Efficiency Law (Legislative Amendments for Accomplishment of Budgetary Targets for Budget Years 2017-2018), 5777-2016, the tax rate is 16% for all other Areas other than Area A (which was 9% from 2016 onward).

As of December 31, 2015, some of the Company Israeli subsidiaries filed a notice to the Israeli tax authorities to apply for the new benefits under the 2011 Amendment and therefore and subject to the amended tax rate of 16%, which was used for 2014-2016 tax years.

A distribution from a Preferred Enterprise out of the “Preferred Income” would be subject to 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates), or 20% for dividends which are distributed on or after January 1, 2014 and from “Preferred Income” that was produced or accrued after such date. A distribution from a Preferred Enterprise out of the “Preferred Income” would be exempt from withholding tax for an Israeli-resident company.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME (Cont.)

New Amendment- Preferred Technology Enterprise (“PTE”):

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments (“the 2017 Amendment”) was published and was pending the publication of regulations, in May 2017 regulations were promulgated by the Finance Ministry to implement the “Nexus Principles” based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. Following the publication of the regulations the 2017 Amendment became fully effective. According to the 2017 Amendment, a Preferred Technological Enterprise, as defined in the 2017

Amendment, with total consolidated revenues of the group companies is less than NIS 10 billion, shall be subject to 12% tax rate on income derived from intellectual property (in development area A—a tax rate of 7.5%). In order to qualify as a Preferred technological enterprise certain criterion must be met, such as a minimum ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual revenues derived from exports.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a Special PTE (an enterprise for which, among others, total consolidated revenues of its parent company and all subsidiaries is at least NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on PTI regardless of the company’s geographic location within Israel. In addition, a Special PTE will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special PTE that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Any dividends distributed from income from the preferred technological enterprises will be subject to tax at a rate of 20%. The 2017 Amendment further provides that, in certain circumstances, a dividend distributed to a foreign corporate shareholder, would be subject to a 4% tax rate (if the percentage of foreign investors exceeds 90%).

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

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME (Cont.)

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2019 was $25,505 and the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that were essentially permanent in duration as of December 31, 2019 was $845.

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

d.	Net operating losses carry forward:

As of December 31, 2019, certain subsidiaries had tax loss carry-forwards totaling approximately $28,842. Most of these carry-forward tax losses have no expiration date.

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

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME (Cont.)

	December 31,
	2018	2019

Deferred tax assets:
Net operating losses carry forward	$7,262	$7,792
Research and development	1,473	2,312
Lease liability	-	10,161
Reserves and allowances	2,954	7,140
Other	724	1,011

Deferred tax assets before valuation allowance	12,413	28,416
Valuation allowance	(7,001)	(6,797)

Deferred tax assets	5,412	21,619

Deferred tax liabilities:
Capitalized software development costs	(3,211)	(4,011)
Lease right-of-use asset	-	(10,161)
Acquired intangibles	(10,000)	(8,107)
Property and equipment	(270)	(415)
Undistributed earnings	(437)	(921)
Other	(210)	(278)

Deferred tax liabilities	(14,128)	(23,893)

Deferred tax liabilities, net	$(8,716)	$(2,274)

	December 31,
	2018	2019

Deferred tax assets, net	$2,965	$2,808
Deferred tax liabilities, net	(11,681)	(5,082)

Deferred tax liabilities, net	$(8,716)	$(2,274)

Deferred tax assets, net are included in other long-term assets. Deferred tax liabilities, net are included in other long-term liabilities.

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from operating losses carry forwards and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME (Cont.)

f.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2017	2018	2019

Domestic (Israel)	$(3,849)	$17,149	$34,303
Foreign	1,841	1,882	798

	$(2,008)	$19,031	$35,101

g.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income for an Israeli company, and the actual tax expense as reported in the statements of income is as follows:

	Year ended December 31,
	2017	2018	2019

Income (loss) before taxes on income (tax benefit), as reported in the statements of income	$(2,008)	$19,031	$35,101

Statutory tax rate in Israel	24%	23%	23%

Theoretical taxes on income (tax benefit)	$(482)	$4,377	$8,073

Increase (decrease) in taxes resulting from:
Effect of foreign tax rates	(67)	315	231
Effect of benefited tax rates	(252)	(1,233)	(2,557)
Effect of the TCJA	(3,795)	-	-
Carry forward tax losses for which valuation allowance was provided (utilized)	897	(1,067)	783
Non-deductible expenses	892	1,276	549
Increase in uncertain tax positions	240	1,653	1,889
Others	3	(290)	(358)

Taxes on income (tax benefit), as reported in the statements of income	$(2,564)	$5,031	$8,610

h.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,
	2017	2018	2019

Current	$2,459	$6,839	$14,733
Deferred	(5,023)	(1,808)	(6,123)

	$(2,564)	$5,031	$8,610

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME (Cont.)

	Year ended December 31,
	2017	2018	2019

Domestic (Israel)	$(314)	$4,081	$3,639
Foreign	(2,250)	950	4,971

	$(2,564)	$5,031	$8,610

i.	Uncertain tax benefits:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2018	2019

Balance at the beginning of the year	$2,293	$3,946
Increase in tax positions	1,851	1,999
Decrease in tax positions	(198)	(110)

Balance at the end of the year	$3,946	$5,835

As of December 31, 2018, and 2019, accrued interest related to unrecognized tax benefits amounted to $783 and $1,039, respectively.

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

Tax assessments filed by part of the Company’s Israeli subsidiaries through the year ended December 31, 2013 are considered to be final.

The Company is currently under audit in several jurisdictions for the tax years 2014 and onwards. Timing of the resolution of audits is highly uncertain and therefore, as of December 31, 2019, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- EQUITY

a.	The common shares of the Company are traded on the NASDAQ and on the Tel-Aviv Stock Exchange.

Common shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.	Share Incentive Plan:

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

As of December 31, 2019, 3,044,730 common shares of the Company were available for future grant under the 2011 Plan. Any options granted under the 2011 Plan which are forfeited, cancelled, terminated or expired, will become available for future grant under the 2011 Plan.

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

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- EQUITY (Cont.)

A summary of the stock option activities in 2019 is as follows:

	Year ended December 31, 2019
	Amount of options	Weighted average exercise	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Outstanding at January 1, 2019	2,055,182	9.86	3.80	$2,594
Granted	155,000	13.60
Exercised	(177,872)	6.96
Expired and forfeited	(162,898)	9.57

Outstanding at December 31, 2019	1,869,412	10.25	3.21	$23,838

Vested and expected to vest	1,869,412	10.25	3.21	$23,838

Exercisable at December 31, 2019	970,408	9.34	2.41	$13,258

The weighted average grant date fair values of the options granted during the years ended December 31, 2017, 2018 and 2019 were $4.17, $3.43 and $4.24, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2017, 2018 and 2019 was $5,739, $1,641 and $2,301, respectively.

The options outstanding under the Company’s stock option plans as of December 31, 2019 have been separated into ranges of exercise prices as follows:

					Weighted
	Options	Weighted		Options	Average
	outstanding	Average	Weighted	Exercisable	Exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	Options
exercise price	2019	Term	price	2019	Exercisable
		(Years)	$		$

1.26-6.10	12,158	1.33	2.75	12,158	2.75
7.60	300,000	1.34	7.60	300,000	7.60
8.45-8.96	95,000	2.48	8.88	63,750	8.93
9.11-9.96	457,254	3.05	9.39	287,000	9.43
10.21-11.21	145,000	4.11	10.94	55,000	10.69
11.23	607,500	3.68	11.23	200,000	11.23
11.99-12.40	90,000	3.16	12.13	52,500	12.17
13.12	125,000	1.57	13.12	-	-
13.28-15.60	37,500	5.25	15.14	-	-

	1,869,412	3.21	10.25	970,408	9.34

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- EQUITY (Cont.)

The total equity-based compensation expenses related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2017, 2018 and 2019, was $1,983, $1,942 and $1,405 respectively. Such expenses are recorded as part selling, marketing, general and administrative expenses in the Company’s consolidated statements of income.

c.	As of December 31, 2019, there was $2,567 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a weighted-average period of 1.6 years.

d.	During 2017, 29,500 of the 88,500 restricted shares of Sapiens Decision, the Company’s majority-owned subsidiary that were granted to one of the former shareholders of KPI in 2014 vested, thereby reducing the Company’s percentage ownership of Sapiens Decision from 94.25% to 92.89%. During 2017, Sapiens Decision granted 122,730 options to certain of its employees to purchase shares of Sapiens Decision.

e.	Dividend:

On August 5, 2019, the Company’s extraordinary general meeting of shareholders approved the distribution of a cash dividend of $0.22 per common share for a total amount of $11,009 that was paid during September and October 2019.

NOTE 14:- RELATED PARTIES TRANSACTIONS

Agreements with controlling shareholder and its affiliates:

The Company has in effect services agreements with certain companies that are affiliated with Formula, Sapiens’ parent company (most recently since December 23, 2014 and thereafter), and Asseco, Sapiens’ ultimate parent company, pursuant to which the Company has received services amounting to approximately $5,050, $4,455 and $6,005, in aggregate for the years ended December 31, 2017, 2018 and 2019. In addition, during the years ended December 31, 2017, 2018 and 2019, the Company purchased from those affiliated companies an aggregate of approximately $930, $320 and $194 of hardware and software.

On August 18, 2015, Sapiens completed the acquisition from Asseco Poland S.A. (“Asseco”) of all issued and outstanding shares of Sapiens Software Solutions (Poland) Sp. z o.o. (formerly “Insseco Sp. z o.o.”) (“Sapiens Poland”). Asseco is the ultimate parent company of Sapiens, through its holdings in Formula.

Under the share purchase agreement for that acquisition, Asseco committed to assign all customer contracts to Sapiens Poland that relate to the intellectual property that the Company acquired as part of the acquisition. In the event that Asseco cannot obtain the consent of any customer to the assignment of its contract to Sapiens Poland, Asseco will hold that customer’s contract in trust for the benefit of Sapiens Poland . Under that arrangement, in 2016, Sapiens Poland invoiced Asseco in a back-to-back manner for all invoices issued by Asseco on Sapiens Poland’s behalf to customers under those contracts that were not yet assigned by Asseco to Sapiens Poland.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- RELATED PARTIES TRANSACTIONS (Cont.)

During the years ended December 31, 2017, 2018 and 2019, Asseco provided back office and professional services and fixed assets to Sapiens Poland in an amount totaling approximately $1,600, and $980 and $676, respectively.

As of December 31, 2018, and 2019, the Company had trade payables balances due to its related parties in amount of approximately $1,100 and $1,640, respectively. In addition, as of December 31, 2018 and 2019, the Company had trade receivables balances due from its related parties in amount of approximately $1,000 and $770, respectively.

NOTE 15:- BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2017	2018	2019

Numerator (thousands):

Net income attributed to Sapiens’ shareholders	$352	$13,785	$26,247
Adjustment to redeemable non-controlling interest	350	-	-

Net income used for earnings per share	$702	$13,785	$26,247

Denominator (thousands):

Denominator for basic earnings per share - weighted average number of common shares, net of treasury stock	49,170	49,827	50,031
Stock options	756	279	622

Denominator for diluted net earnings per share - adjusted weighted average number of shares	49,926	50,106	50,653

The weighted average number of shares related to outstanding anti-dilutive options excluded from the calculations of diluted net earnings per share was 1,282,305, 1,369,514 and 0 for the years 2017, 2018 and 2019, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:- GEOGRAPHIC INFORMATION

a.	The Company operates in a single reportable segment as a provider of software solutions. See Note 1 for a brief description of the Company’s business. The data below is presented in accordance with ASC 280, “Segment Reporting”.

b.	Geographic information:

The following table sets forth revenues by country based on the billing address of the customer. Other than as shown below, no other country accounted for more than 10% of the Company’s revenues during the years ended December 31, 2017, 2018 and 2019.

		Year ended December 31,
		2017	2018	2019
1.	Revenues:

	North America*)	$109,560	$136,477	$163,565
	Europe**)	120,926	128,513	133,851
	Asia Pacific	18,059	13,371	15,053
	South Africa	20,649	11,346	13,205

		$269,194	$289,707	$325,674

*)	Revenues from North America consist primarily of revenues from the United States, except for $1,056, $649 and $476 of revenues derived from Canada during the years ended December 31, 2017, 2018 and 2019, respectively.

**)	Revenues from Europe include UK, Israel and other European countries. Revenues from the United Kingdom (UK) amounted to $47,396, $38,815 and $41,051 during the years ended December 31, 2017, 2018 and 2019, respectively.

		December 31,
		2018	2019
2.	Property and equipment:
	Israel	$4,149	$4,561
	North America	2,514	3,112
	APAC	982	7,593
	Europe	870	1,335

		$8,515	$16,601

c.	Major customer data:

For the years ended December 31, 2017, 2018 and 2019, no single customer contributed more than 10% to the Company’s total revenues.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:- REVENUE

Remaining performance obligations represent contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. The aggregate amount of consideration allocated to performance obligations either not satisfied or partially unsatisfied was approximately $134 million as of December 31, 2019. The Company expects to recognize approximately 59% in 2020 from remaining performance obligations as of December 31, 2019, and the remainder thereafter. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration; the remaining performance obligations related to professional services contracts that are on a T&M basis were excluded, as the Company elected to apply the practical expedients in accordance with ASC 606.

Disaggregation of revenue:

The following table provides information about disaggregated revenue by type of contract, and timing of revenue recognition (in thousands):

	Years ended December 31,
	2018	2019

Type of contract
T&M contracts	$169,416	$192,153
Fixed-priced contracts	120,291	133,521

Total	$289,707	$325,674

Timing of revenue recognition
Products transferred at a point in time	$6,521	$8,543
Products and services transferred over time	283,186	317,131

Total	$289,707	$325,674

Contract balances:

The following table provides information about trade receivables, unbilled receivables, contract assets and contract liabilities (deferred revenues) from contracts with customers (in thousands):

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:- REVENUE (Cont.)

	December 31,
	2018	2019

Trade receivables	38,953	34,615
Contract assets *)	13,846	6,095
Short-term unbilled receivables **)	6,360	9,511
Long-term unbilled receivables **)	-	362
Deferred revenues (short-term contract liabilities)	18,057	21,021
Long-term deferred revenues (long-term contract liabilities) ***)	702	216

***)	Included in other long-term liabilities in the consolidated balance sheets

(*)	Unbilled receivables relate to revenue recognized in excess of amounts invoiced as the Company has an unconditional right to invoice and receive payment in the future related to its fulfilled obligations.

(**)	Contract assets relate to unbilled receivables, which represent revenue recognized on arrangements for which billings have not yet been presented to customers because the amounts were earned but not contractually billable as of the balance sheet date, and the right to consideration is generally subject to milestone completion, client acceptance or factors other than the passage of time.

No impairment loss was recognized in respect of the Company’s outstanding contract assets during the years ended December 31, 2018 and 2019.

During the year ended December 31, 2019, the Company recognized $15,735 that was included in deferred revenues (short-term contract liability) balance at December 31, 2018.

 NOTE 18:- SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2017	2018	2019

Total costs	$37,522	$39,574	$43,043
Less - capitalized software development costs	(5,567)	(5,160)	(5,665)

Research and development expenses, net	$31,955	$34,414	$37,378

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:- SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Financial expense, net

	Year ended December 31,
	2017	2018	2019
Financial income:
Interest	$525	$181	$382
Foreign currency translation	309	867	991
Derivatives gains	-	-	565

	834	1,048	1,938
Financial expenses:
Foreign currency translation, bank charges and other	1,990	1,059	1,646
Interest	1,688	3,225	3,030
Derivatives losses	166	755	30

	(3,844)	(5,039)	(4,706)

Financial expense, net	$(3,010)	$(3,991)	$(2,768)

NOTE 19:- SUBSEQUENT EVENTS

a)	Acquistion of sum.cumo GmbH

On February 6, 2020, the Company completed the acquisition of sum.cumo GmbH (“sum.cumo”). Sum.cumo services insurers in the DACH region (Germany, Switzerland and Austria), helping them to set up their business model and obtain a marketing edge. sum.cumo’s experts in consulting, user experience, marketing and technology enable the region’s insurers to launch successful e-commerce environments. The total purchase price was approximately $24.7 million in cash, an additional $4.4 million in restricted shares units and $2.2 million in future contingent payments, both subject to earn out-based and retention specific criteria.

b)	HSBC Term Loan Credit Agreement

On March 18, 2020, the Company (via our wholly-owned subsidiary, Sapiens Technologies (1982) Ltd., or the Borrower) entered into a secured credit agreement, or the Credit Agreement, with HSBC Bank plc (or the “Lender”). Pursuant to the Credit Agreement, the Company borrowed $20 million, or the Bank Loan, for a one-year term. The Bank Loan will mature on March 16, 2021, whereas the interest will be paid and calculated on a quarterly basis. The Bank Loan bears interest at the rate of LIBOR plus 2%.

- - - - - - - -