Form 20-F
period 2020-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2021-03-25
CIK 885740

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report________________

Commission file number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of principal executive offices)

Roni Giladi, Chief Financial Officer

Tel: +972-3-790-2000

Fax+972-3-790 2942

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class:	Trading Symbol(s)	Name of each exchange on which registered:
Common Shares, par value €0.01 per share	SPNS	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

As of December 31, 2020, the Registrant had 54,661,699 Common Shares, par value € 0.01 per share, outstanding
(which excludes 2,328,296 Common Shares held in treasury).

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

Large accelerated filer:	☒	Accelerated filer:	☐
Non-accelerated filer:	☐	Emerging growth company	☐

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

Yes ☐     No ☒

i

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

●	References to “Sapiens,” the “Company,” the “Registrant,” “our company,” “us,” “we” and “our” refer to Sapiens International Corporation N.V., a Cayman Islands company, and its consolidated subsidiaries

●	References to “our shares,” “Common Shares” and similar expressions refer to Sapiens’ Common Shares, par value € 0.01 per share

●	References to “Adaptik” refer to Adaptik Corporation, a New Jersey company engaged in the development of software solutions, which Sapiens acquired during the first quarter of 2018

●	References to “Cálculo” refer to Cálculo S.A.U, a provider of a core insurance solution and managed services to the Spanish market, which Sapiens acquired during the fourth quarter of 2019

●	References to “Delphi” refer to Delphi Technology, Inc., a Boston-based vendor of software solutions that focuses on the medical professional liability (MPL)/healthcare professional liability (HCPL) markets, which Sapiens acquired in the third quarter of 2020

●	References to “KnowledgePrice.com” refer to KnowledgePrice.com, a Latvian company that specializes in digital insurance services and consulting, which Sapiens acquired in the fourth quarter of 2017

●	References to “StoneRiver” refer to StoneRiver, Inc., a Denver, Colorado- based provider of technology solutions and services to the insurance industry that Sapiens acquired in the first quarter of 2017

●	References to “sum.cumo” refer to sum.cumo, a German-based provider of digital, consumer-centric solutions mainly to the insurance sector, which Sapiens acquired in the first quarter of 2020

●	References to “Tia Technology” refer to Tia Technology, a Denmark-headquartered vendor of digital software solutions to customers globally, primarily in Denmark, Norway, Sweden, Finland, South Africa and the Baltics, which Sapiens acquired in the fourth quarter of 2020

●	References to “dollars,” “U.S. dollars,” “U.S. $” and “$” are to United States dollars

●	References to “Euro” or “€” are to the Euro, the official currency of the Eurozone in the European Union

●	References to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency

●	References to the “Articles” are to our Amended Articles of Association, as currently in effect

●	References to the “Securities Act” are to the Securities Act of 1933, as amended

●	References to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended

●	References to “NASDAQ” are to the NASDAQ Stock Market

●	References to the “TASE” are to the Tel Aviv Stock Exchange

●	References to the “SEC” are to the United States Securities and Exchange Commission

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

The following tables summarize certain selected consolidated financial data for the periods and as of the dates indicated. We derived the statement of operations financial data for the years ended December 31, 2018, 2019 and 2020, and the balance sheet data as of December 31, 2019 and 2020, from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income financial data for the years ended December 31, 2016 and 2017, and the balance sheet data as of December 31, 2016, 2017 and 2018, are derived from our audited financial statements not included in this annual report. Our historical consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and presented in U.S. dollars. You should read the information presented below in conjunction with those statements.

The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under “Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Financial Data:

	Year Ended December 31,
	(In thousands, except per share data)
Statement of Income Data:	2016	2017	2018	2019	2020
Revenues	$216,190	$269,194	$289,707	$325,674	$382,903
Cost of revenues	130,402	175,678	180,138	196,153	226,929
Gross profit	85,788	93,516	109,569	129,521	155,974
Operating Expenses:
Research and development	16,488	31,955	34,414	37,378	41,358
Selling, marketing, general and administrative	44,460	60,559	52,133	54,274	69,613
Total operating expenses	60,948	92,514	86,547	91,652	110,971
Operating income	24,840	1,002	23,022	37,869	45,003
Financial expenses (income), net	(533)	3,010	3,991	2,768	3,805
Income (loss) before taxes on income (tax benefit)	25,373	(2,008)	19,031	35,101	41,198
Taxes on income (tax benefit)	5,772	(2,564)	5,031	8,610	7,041

Net income	19,601	556	14,000	26,491	34,157

Attributed to non-controlling interest	(43)	(189)	215	244	382
Attributed to redeemable non-controlling interest	(135)	43	-	-	-
Adjustment to redeemable non-controlling interest	443	350	-	-	-

Net income attributable to Sapiens	19,336	352	13,785	26,247	33,775

Basic net earnings per share attributable to Sapiens’ shareholders	$0.40	$0.01	$0.28	$0.53	$0.67
Diluted net earnings per share attributable to Sapiens’ shareholders	$0.40	$0.01	$0.28	$0.52	$0.65
Weighted average number of shares used in computing basic net earnings per share	48,947	49,170	49,827	50,031	51,208
Weighted average number of shares used in computing diluted net earnings per share	49,780	49,926	50,106	50,653	52,159

	At December 31,
Balance Sheet Data:	2016	2017	2018	2019	2020
	(In thousands)
Cash and cash equivalents	$60,908	$71,467	$64,628	$66,295	$152,561

Marketable securities	35,448	-	-	-	-
Working capital	72,453	60,804	48,206	42,311	122,582
Total assets	257,851	373,619	378,865	452,421	714,161
Series B Debentures(1)	-	78,281	79,809	68,748	118,472
Capital stock	227,463	221,863	215,613	217,711	335,440
Total equity(2)	$194,391	$200,874	$202,484	$225,498	$383,694

(1)	In September 2017 and June 2020, we issued NIS 280 million (approximately $78.3 million, net of $0.96 million of debt discount and issuance costs) and NIS 210 million (approximately $60.3 million, including $0.1 million of debt premium, net of issuance costs), respectively, principal amounts of Series B unsecured, non-convertible debentures, in public offerings (and, in the case of September 2017, also a private placement) in Israel. For more information concerning the Series B debentures, please see Item 5.B “Liquidity and Capital Resources”—“Israeli Public Offerings and Private Placement of Debentures”.

(2)	On March 31, 2016, October 18, 2017, September 16, 2018, August 5, 2019 and May 14, 2020, our Board of Directors declared one-time cash dividends of $0.20, $0.20, $0.20, $0.22 and $0.14 (the last such dividend reflected a reduced amount due to uncertainties related to the COVID-19 pandemic) per Common Share (or approximately $10.0 million, $9.8 million, $10.0 million, $11.0 million and $7.0 million, in the aggregate, respectively), which were paid on June 1, 2016, December 14, 2017, October 30, 2018, September 3, 2019 and throughout June and July 2020, respectively.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

We operate globally in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The following section lists some, but not all, of those risks and uncertainties that may have a material adverse effect on our business, financial position, results of operations or cash flows.

Risks Relating to Our Business, Our Industry and Our Financing Activities

The global COVID-19 pandemic may continue to negatively impact the global economy in a significant manner for an extended period of time, and also adversely affect our operating results in a material manner.

As of the date of this annual report, the COVID-19 pandemic continues to have a significant impact on global economic activity, with governments around the world intermittently closing or restricting office spaces, public transportation, schools, and travel. These closures and restrictions, if continued for a sustained period, could trigger a global recession that could negatively impact our business in a material manner. Most importantly, our insurer customers may be less likely to make significant changes to their core systems if they face a wave of claims related to the virus, or they may reduce the amount of work for which they retain our services if they experience a slowdown in their businesses,

Prolonged economic uncertainties or downturns in certain regions or industries could adversely affect our business materially. Our business depends on our current and prospective customers’ ability and willingness to invest money in core systems, which in turn is dependent upon their overall economic health. Negative economic conditions in the global economy or certain regions such as the U.S. or Europe, including conditions resulting from financial and credit market fluctuations, could cause a decrease in corporate spending on products and services that we sell. Wide-spread viruses and epidemics like the recent novel coronavirus outbreak, could also negatively affect our customers’ spending on our products and services. In 2020, 48.9% of our revenues generated from North America, 45.1% of our revenues generated from Europe, and 6.0% from the rest of the world. In addition, a significant portion of our revenue is generated from customers in the financial services industry, including banking and insurance. Negative economic conditions may cause customers in general, and in that industry in particular, to reduce their IT spending. Customers may delay or cancel projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating maintenance and support agreements. Additionally, customers may be more likely to make late payments in worsening economic conditions, which could require us to increase our collection efforts and incur additional associated costs to collect expected revenues. To the extent that the purchase of licenses for our software are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general IT spending. If economic conditions generally, or in the industries in which we operate specifically, worsen from present levels, the results of our operations could be adversely affected.

The implementation of our M&A growth strategy, which requires the integration of our multiple acquired companies, including, most recently, Tia, Delphi Technology, sum.cumo, Cálculo and Adaptik, as well as Tiful Gemel (Pension Operations, which operates in the Israeli market), and their respective businesses, operations and employees with our own, involves significant risks, and the failure to integrate successfully may adversely affect our future results.

In the past decade we have completed 16 acquisitions. Most recently, in the fourth, third, second and first quarters of 2020, we acquired Tia Technology, Delphi, Tiful Gemel (Pension Operations, which operates in the Israeli market) and sum.como, respectively, after having acquired Cálculo in the fourth quarter of 2019 and Adaptik in the fourth quarter of 2018, These acquisitions are part of our integrated M&A growth strategy, which is centered on three key factors: growing our customer base, expanding our geographic footprint and adding complementary solutions to our portfolio— all while we seek to ensure our continued high quality of services and product delivery. Any failure to successfully integrate the business, operations and employees of our acquired companies, or to otherwise realize the anticipated benefits of these acquisitions, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies and technologies, and the harmonization of differences in the business cultures between these companies and their personnel. Integration of these businesses will be complex and time-consuming, will involve additional expense and could disrupt our business and divert management’s attention from ongoing business concerns. The challenges involved in integrating Tia, Delphi Technology, sum.como, Cálculo and other former acquisitions include:

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

The benefits we expect to realize from these acquisitions are, necessarily, based on projections and assumptions about the combined businesses of our company, and assume, among other things, the successful integration of these acquired entities into our business and operations. The acquisitions of Delphi, StoneRiver and Adaptik, in particular, significantly expanded our presence and scale in the North American insurance industry, and have helped us further accelerate our growing market footprint in the U.S. property and casualty, or P&C, space. Similarly, our more recent acquisitions of Tia, sum.como and Cálculo were intended to expand our presence and further accelerate our growing market footprint in Europe and the Nordic countries. Our projections and assumptions concerning our acquisitions may be inaccurate, however, and we may not successfully integrate the acquired companies and our operations in a timely manner, or at all. We may also be exposed to unexpected contingencies or liabilities of the acquired companies. If we do not realize the anticipated benefits of these transactions, our growth strategy and future profitability could be adversely affected.

Our development cycles are lengthy, and we may not have the resources available to complete development of new, enhanced or modified solutions. We may incur significant expenses before we generate revenues, if any, from our solutions.

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

Our sales cycle is variable and often lengthy, depending upon many factors outside our control, which requires us to expend significant time and resources prior to generating associated revenues.

The typical sales cycle for our solutions and services is lengthy and unpredictable, requires pre-purchase evaluation by a significant number of persons in our customers’ organizations, and often involves a significant operational decision by our customers. Our sales efforts involve educating our customers, industry analysts and consultants about the use and benefits of our solutions, including the technical capabilities of our solutions and the efficiencies achievable by organizations deploying our solutions. Customers typically undertake a significant evaluation process, which frequently involves not only our solutions, but also those of our competitors and can result in a lengthy sales cycle. Our sales cycle for new customers is typically one to two years and can extend even longer in some cases. We spend substantial time, effort and money in our sales efforts without any assurance that such efforts will produce any sales.

Investment in highly skilled research and development, customer support and other personnel is a critical factor in our ability to develop and enhance our solutions and support our customers, but that personnel may nevertheless be hard to retain and an increase in that investment may furthermore reduce our profitability.

As a provider of software solutions that rely upon technological advancements, we rely heavily on our research and development activities to remain competitive. We consequently depend in large part on the ability to attract, train, motivate and retain highly skilled information technology professionals for our research and development team, as well as software programmers and communications engineers, particularly individuals with knowledge and experience in the insurance industry. Because our software solutions are highly complex and are generally used by our customers to perform critical business functions, we also depend heavily on other skilled technology professionals to provide ongoing support to our customers. Skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified research and development personnel and other technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. Even if we succeed in retaining the necessary skilled personnel in our research and development and customer support efforts, our investments in our personnel and product development efforts increase our costs of operations and thereby reduce our profitability, unless accompanied by increased revenues. Given the highly competitive industry in which we operate, we may not succeed in increasing our revenues in line with our increasing investments in our personnel and research and development efforts.

Furthermore, as we seek to expand the marketing and offering of our products into new territories, it requires the retention of new, additional skilled personnel with knowledge of the particular market and applicable regulatory regime. Such skilled personnel may not be available at a reasonable cost relative to the additional revenues that we expect to generate in those territories, or may not be available at all. In particular, wage costs in lower-cost markets where we have recently added personnel, such as India, are increasing and we may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. The transition of projects to new locations may also lead to business disruptions due to differing levels of employee knowledge and organizational and leadership skills. Although we have never experienced an organized labor dispute, strike or work stoppage, any such occurrence, including with unionization efforts, could disrupt our business and operations and harm our financial condition. In addition, if we need to attract and train additional IT professionals at a rapid rate in order to serve several new customers or implement several new large-scale projects in a short period of time if there is a subsequent downturn in economic conditions and we may need to lay off some of those employees, which will result in our having wasted the time and resources invested in training them, and wasted their accumulated know-how.

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

The market for communications information systems is highly competitive and fragmented, and we expect competition to continue to increase. We compete with independent software and service providers and with the in-house IT. Our main competitors include firms that provide IT services (including consulting, systems integration and managed services), software vendors that sell products for specific aspects of a total information system, software vendors that specialize in systems for particular communications services (such as internet, wireline and wireless services, cable, satellite and service bureaus) and network equipment providers that offer software systems in combination with the sale of network equipment. We also compete with companies that provide digital commerce software and solutions.

We believe that our ability to compete with other vendors, as well as with in-house IT, depends on a number of factors, including:

●	The development of competitive software products and services

●	The price at which others offer competitive software and services

●	The ability of competitors to deliver projects at a level of quality that rivals our own

●	The responsiveness of our competitors to customer needs

●	The ability of our competitors to hire, retain and motivate key personnel

A number of our competitors have long operating histories; large customer bases; substantial financial, technical, sales, marketing and other resources; and strong brand recognition. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves, or with third parties to increase their abilities to address the needs of our existing, or prospective, customers.

Additionally, our competitors have acquired, and may continue to acquire in the future, companies that may enhance their market offerings. New competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. We cannot guarantee that we will be able to compete successfully with existing or new competitors. If we fail to adapt to changing market conditions and to compete successfully with established or new competitors, the results of our operations and our financial condition may be adversely affected.

We may be required to increase or decrease the scope of our operations in response to changes in the demand for our products and services, and if we fail to successfully plan and manage changes in the size of our operations, our business will suffer.

In the past, we have both grown and contracted our operations, in some cases rapidly, to profitably offer our products and services in a continuously changing market. If we are unable to manage these changes, or to plan and manage any future changes in the size and scope of our operations, our business may be negatively impacted.

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

We depend heavily on repeat product and service revenues from our base of existing customers. Five of our largest customers accounted for, in the aggregate, 15.6% and 15.3% of our revenues in the years ended December 31, 2019 and 2020, respectively. If our existing customers are not satisfied with our solutions and services, they may not enter into new project contracts with us or continue using our technologies. A significant decline in our revenue stream from existing customers, including due to termination of agreement(s), would have a material adverse effect on our business, results of operations and financial condition.

Our business often involves long-term, large, complex implementation projects across the globe, which involve uncertainties, mainly during the implementation period, such as changes to the estimated project costs and changes in project schedule. Such changes may cause disputes between us and our customers, whether or not due to failure on our part, and may in some cases result in cancellation of those projects. Such cancellation can adversely impact our revenues, profitability and/or, in some cases, our relationship with the relevant customer.

Our business is characterized by relatively large, complex implementation projects or engagements that can have a significant impact on our total revenue and cost of revenue from quarter to quarter. A high percentage of our expenses, particularly employee compensation, are relatively fixed. Therefore, variations in the timing of the initiation, estimated scope of work, progress or completion of projects or engagements can cause significant variations in operating results from quarter to quarter.

This is particularly the case for fixed-price contracts, where our delivery requirements sometimes span more than one year. For a highly complex, fixed-price project that requires customization, we may not be able to accurately estimate our actual costs of completing the project. We are sometimes dependent on the assistance of third-parties (such as our customers’ vendors or IT employees, or our system integrator partners) in implementing such projects, which may not be provided in a timely manner. If our actual cost-to-completion of a project significantly exceeds the estimated costs, we could experience a loss on the related contract, which (when multiplied by multiple projects) could have a material adverse effect on our results of operations, financial position and cash flow.

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

As an example, in 2017, we were involved in a dispute with a significant customer (which accounted for approximately 12% of our revenues in 2016) under a software development project agreement. Work on the project was eventually canceled due to the dispute and we entered into a settlement agreement with the customer, which resulted in a reduction in our revenues and operating profit relative to our prior estimates for 2017. In 2018, a significant customer in South Africa changed the scope of an ongoing project significantly, which resulted in a decrease in the revenues realized from that customer during 2018, thereby adversely impacting our revenues in 2018. In 2019, a significant European customer cancelled an implementation project, for convenience (and not due to a failure by us to comply with the terms of the agreement with such customer). While we recognized and collected the vast majority of the sums payable to us under the implementation project, the cancellation resulted in the loss of potential future revenues from this customer. In 2020 as well, certain customers canceled projects with us at the stage of implementation. We expect that we may have similar cancellations by our customers in the future, during the implementation phase. These cancellations, if coupled with disputes with significant customers in the future, whether or not due to failure on our part, could result in lost revenues, lower profit margins, legal claims against us and even the refund of the customers’ money and could harm our reputation, thereby adversely affecting our ability to attract new customers and to sell additional solutions and services to existing customers.

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

A significant invasion, interruption, destruction or breakdown of our information technology, or IT, systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber attacks, which may compromise our systems and lead to data leakage internally. Both data that has been input into our main IT platform, which covers records of transactions, financial data and other data reflected in our results of operations, as well as data related to our proprietary rights (such as research and development, and other intellectual property- related data), are subject to material cyber security risks. From time to time, we experience cyber-attacks and other security incidents of varying degrees, though none which individually or in the aggregate has led to costs or consequences which have materially impacted our operations or business. We experienced attacks in or about April 2020, which resulted in a ransom payment and a brief interruption of service availability to customers, prior to restoration of secure computing operations. The amount paid in connection with, and the consequences of, the foregoing did not have a material adverse effect on our business or operations. In response, we have implemented further controls and planned for other preventative actions to further strengthen our systems against future attacks. However, we cannot assure you that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts following past or future attacks will be successful.

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

Errors or defects in our software solutions could inevitably arise and harm our profitability and our reputation with customers, and could even give rise to claims against us.

The quality of our solutions, including new, modified or enhanced versions thereof, is critical to our success. Since our software solutions are complex, they may contain errors that cannot be detected at any point in their testing phase. While we continually test our solutions for errors or defects and work with customers to identify and correct them, errors in our technology may be found in the future. Quality assurance is complicated because it is difficult to simulate the breadth of operating systems, user applications and computing environments that our customers use, and our solutions themselves are increasingly complex. Errors or defects in our technology have resulted in terminated work orders and could result in delayed or lost revenue, diversion of development resources and increased services, termination of work orders, damage to our brand and warranty and insurance costs in the future. In addition, time-consuming implementations may also increase the number of services personnel we must allocate to each customer, thereby increasing our costs and adversely affecting our business, results of operations and financial condition.

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

The market for software solutions and related services and for business solutions for the insurance and financial services industry in particular, is highly competitive and continuously evolving. Many of our smaller competitors have been acquired by larger competitors, which provides those smaller competitors with greater resources and potentially a larger client base for which they can develop solutions. Our customers or potential customers may prefer suppliers that are larger than us, are better known in the market or that have a greater global reach. In addition, we and some of our competitors have developed systems to allow customers to outsource their core systems to external providers (known as BPO). We are seeking to partner with BPO providers, but there can be no assurance that such BPO providers will adopt our solutions rather than those of our competitors. Determinations by current and potential customers to use BPO providers that do not use our solutions may result in the loss of such customers and limit our ability to gain new customers.

To compete in the rapidly changing environment, and win the competition for end-customers, we also need to offer a coherent digital proposition, allowing our insurance provider customers to better interact with their own customers in a digital and omni-channel manner. If we fail to adapt and accelerate the development of our digital offering, that may adversely impact our ability to compete in our target markets. Consolidation in the insurance industry in which some of our clients operate also increases competitiveness for us by reducing the number of potential clients for whose business we and our competitors compete. The high level of continuity with which insurance and other financial services clients remain with their providers of software-related services also increases general competitiveness by tying clients to their service providers and thereby shrinking the market of potential clients.

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

Any intellectual property infringement or misappropriation claim or assertion against us, our customers or partners, and those from whom we license technology and intellectual property could have a material adverse effect on our business, financial condition, reputation and competitive position regardless of the validity or outcome. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed on a party’s intellectual property; cease making, licensing or using our products or services that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our products or services; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or works; and to indemnify our partners, customers, and other third parties. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. Any of these events could seriously harm our business, results of operations and financial condition. In addition, any lawsuits regarding intellectual property rights, regardless of their success, could be costly to resolve and divert the time and attention of our management and technical personnel.

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

Catastrophes may adversely impact the insurance industry, preventing us from expanding or maintaining our existing customer base and increasing our revenues.

Our customers include insurance carriers that have experienced, and will likely experience in the future, catastrophic losses that adversely impact their businesses. Catastrophes can be caused by various events, including, amongst others, hurricanes, tsunamis, floods, windstorms, earthquakes, hail, tornados, explosions, severe weather and fires, or the spread of pandemics of disease, such as the coronavirus. Moreover, acts of terrorism or war could cause disruptions in our or our customers’ businesses or the economy as a whole. The risks associated with natural disasters and catastrophes are inherently unpredictable, and it is difficult to predict the timing of such events or estimate the amount of loss they will generate. In the event a future catastrophe adversely impacts our current or potential customers, we may be prevented from maintaining and expanding our customer base and from increasing our revenues because such events may cause customers to postpone purchases of new products and professional service engagements or discontinue projects.

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

In the deed of trust that we have entered into with the trustee for the holders of our Series B Debentures, or the debentures, which we offered and sold in Israeli public offerings in September 2017 and June 2020, and in an Israeli private placement in September 2017, we have undertaken to maintain a number of conditions and limitations on the manner in which we can operate our business, including limitations on our ability to undergo a change of control, distribute dividends, incur a floating charge on our assets, or undergo an asset sale or other change that results in a fundamental change in our operations. The deed of trust also requires us to comply with certain financial covenants, including maintenance of a minimum shareholders’ equity level and a maximum ratio of financial indebtedness to shareholders’ equity, at levels that are customary for companies of comparable size. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements that could otherwise be financially advantageous to us and, by extension, our debenture holders. The deed of trust furthermore provides for an upwards adjustment in the interest rate payable under the debentures in the event that our debentures’ rating is downgraded below a certain level. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the Israeli rating of the debentures (below BBB-) would constitute an event of default that could result in the acceleration of our obligation to repay the debentures, of which there is US$98.7million principal amount outstanding (as of March 1, 2021), which accelerated repayment may be difficult for us to effect.

Risks Relating to Our International Operations

Our international sales and operations subject us to additional risks that can adversely affect our business, results of operations and financial condition.

We are continuing to expand our international operations as part of our growth strategy. In fiscal years 2019 and 2020, 49.8% and 51.1%, respectively, of our revenues were derived from outside of North America. Our current international operations and our plans to further expand our international operations subject us to a variety of risks, including:

●	Increased exposure to fluctuations in foreign currency exchange rates

●	Complexity in our tax planning, and increased exposure to changes in tax regulations in various jurisdictions in which we operate, which could adversely affect our operating results and hinder our ability to conduct effective tax planning

●	Increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations

●	Longer payment cycles and difficulties in enforcing contracts and collecting accounts receivable

●	The need to localize our products and licensing programs for international customers

●	Lack of familiarity with and unexpected changes in foreign regulatory requirements

●	The burden of complying with a wide variety of foreign laws and legal standards

●	Compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, particularly in emerging market countries

●	The potential worsening of the coronavirus outbreak on a global scale, which may cause customers to cancel projects with us, prevent potential future opportunities for our business and harm our ability to maintain a healthy workforce that can implement our services and solutions offerings

●	The unknown and potential adverse impact of Brexit on our EU- and UK- based operations and revenues

●	Import and export license requirements, tariffs, taxes and other trade barriers

●	Increased financial accounting and reporting burdens and complexities

●	Weaker protection of intellectual property rights in some countries

●	Multiple and possibly overlapping tax regimes

●	Political, social and economic instability abroad, terrorist attacks and general security concerns

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

Most of our revenues are derived from international operations that are conducted in local currencies. Those operations are conducted in US dollars, GBP, Euro, NIS, Indian rupee, or INR, and Polish zloty, or PLN. In 2019 and 2020, our revenues were approximately 55.6% and 49.9%, respectively, in US dollars, with the remainder in the other currencies.

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

There has historically been limited trading volume in our common shares, both formerly on the NASDAQ Capital Market and more recently on the NASDAQ Global Select Market (after we uplisted to it in September 2020), as well as on the TASE. While over the past couple of years, there has been improvement, the trading volume is still relatively low, which results in reduced liquidity for our shareholders. As a further result of the historically limited volume, our common shares have experienced significant market price volatility in the past and may experience significant market price and volume fluctuations in the future, in response to factors such as announcements of developments related to our business, announcements by competitors, quarterly fluctuations in our financial results and general conditions in the industry in which we compete.

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

As a foreign private issuer, we are also permitted, and have begun, to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NASDAQ Stock Market for domestic U.S. issuers. We have informed NASDAQ that we follow home country practice—in the Cayman Islands— with regard to, among other things, composition of our Board of Directors (whereby a majority of the members of our Board of Directors need not be “independent directors,” as is generally required for domestic U.S. issuers), director nomination procedure and approval of compensation of officers. In addition, we have opted to follow home country law instead of the Listing Rules of the NASDAQ Stock Market that require that a listed company obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the Company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on the NASDAQ Global Select Market may provide our shareholders with less protection than they would have as stockholders of a domestic U.S. company.

Our controlling shareholder, Formula Systems (1985) Ltd., beneficially owns approximately 43.9% of our outstanding Common Shares and therefore asserts a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control that may benefit our public shareholders.

Formula Systems (1985) Ltd. beneficially owns approximately 43.9% of our outstanding Common Shares. As a result, it exercises a controlling influence over our operations and business strategy and has sufficient voting power to control the outcome of various matters requiring shareholder approval. These matters may include:

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our Common Shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code. Based on our gross income and gross assets, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2020. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2021, or for any subsequent year, until we finalize our financial statements for that year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our Common Shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. Our characterization as a PFIC could result in material adverse tax consequences for you if you are a U.S. investor, including having gains realized on the sale of our Common Shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our Common Shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our Common Shares. Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. Prospective U.S. investors should refer to “Item 10.E. Taxation—U.S. Federal Income Tax Considerations” for discussion of additional U.S. income tax considerations applicable to them based on our treatment as a PFIC.

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

The enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies, or changes in tax legislation or policies could impact our future financial position and results of operations.

Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions.

In 2015, the Organisation for Economic Co-operation and Development, or the OECD, released various reports under its Base Erosion and Profit Shifting, or BEPS, action plan to reform international tax systems and prevent tax avoidance and aggressive tax planning. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules and nexus- based tax incentive practices which in part are focused on challenges arising from the digitalization of the economy. The reports have a very broad scope including, but not limited to, neutralizing the effects of hybrid mismatch arrangements, limiting base erosion involving interest deductions and other financial payments, countering harmful tax practices, preventing the granting of treaty benefits in inappropriate circumstances and imposing mandatory disclosure rules. It is the responsibility of OECD members to consider how the BEPS recommendations should be reflected in their national legislation. Many countries are beginning to implement legislation and other guidance to align their international tax rules with the OECD’s BEPS recommendations, for example, by signing up to the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS, or the MLI, which currently has been signed by over 85 jurisdictions, including Israel, which signed the MLI on September 13, 2018. The MLI implements some of the measures that the BEPS initiative proposes to be transposed into existing treaties of participating states. Such measures include the inclusion in tax treaties of one, or both, of a “limitation-on-benefit”, or LOB, rule and a “principle purposes test”, or PPT, rule. The application of the LOB rule or the PPT rule could deny the availability of tax treaty benefits (such as a reduced rate of withholding tax) under tax treaties. There are likely to be significant changes in the tax legislation of various OECD jurisdictions during the period of implementation of BEPS. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our financial condition, tax liability, results of operations and could increase our administrative efforts.

In addition, the OECD has published proposals covering a number of issues, including country-by-country reporting, permanent establishment rules, transfer pricing rules, tax treaties and taxation of the digital economy. Future tax reform resulting from this development may result in changes to long-standing tax principles, which could adversely affect our effective tax rate or result in higher cash tax liabilities, to the extent those changes are deemed applicable to us.

Risks Related to Our Israeli Operations and Our Status as a Cayman Islands Company

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes

We derive and expect to continue to derive significant benefits from various programs, including Israeli tax benefits relating to our “Special Preferred Technology Enterprise”, or SPTE programs. To be eligible for tax benefits as a Special Preferred Technology Enterprise, we must continue to meet certain conditions, including consolidated group revenue at the level of Asseco (our ultimate controlling shareholder) exceeding NIS 10 billion.  If we do not meet the conditions stipulated in the Israeli Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law and the regulations promulgated thereunder, as amended, for the SPTE, any of the associated tax benefits may be cancelled and we would be required to repay the amount of such benefits, in whole or in part, including interest and consumer price index, or CPI, linkage (or other monetary penalties). Further, in the future these tax benefits may be reduced or discontinued. While we believe that we have met and currently meet the conditions that entitle us to previously-obtained Israeli tax benefits, there can be no assurance that the Israeli Tax Authority will agree that we have met those condition in the past, or that we will continue to meet those conditions in the future (for example, in case the overall revenue at the Asseco group level is lower than NIS 10 billion, or if Asseco no longer controls us)..

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

When a company develops know-how, technology or products using grants provided by the Innovation Authority, the terms of these grants and the Innovation Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel. Even after the repayment of such grants in full, we will remain subject to the restrictions set forth under the Innovation Law, including:

●	Transfer of know-how outside of Israel. Any transfer of the know-how that was developed with the funding of the Innovation Authority, outside of Israel, requires prior approval of the Innovation Authority, and the payment of a redemption fee.

●	Local manufacturing obligation. The terms of the grants under the Innovation Law require that the manufacturing of products resulting from Innovation Authority-funded programs be carried out in Israel, unless a prior written approval of v Innovation Authority is obtained (except for a transfer of up to 10% of the production rights, for which a notification to the Innovation Authority is sufficient).

●	Certain reporting obligations. We, as any recipient of a grant or a benefit under the Innovation Law, are required to file reports on the progress of activities for which the grant was provided as well as on our revenues from know-how and products funded by the Innovation Authority. In addition, we are required to notify the Innovation Authority of certain events detailed in the Innovation Law.

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

Our shareholders may face difficulties in protecting their interests because we are governed by Cayman Islands law

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

Corporate Details

Our legal and commercial name is Sapiens International Corporation N.V., and we were incorporated and registered in Curaçao on April 6, 1990. In August 2018, following shareholder approval, we migrated the legal domicile of our company to the Cayman Islands and now operate as a public limited liability company under the provisions of the Companies Law (2016 Revision) of the Cayman Islands. We are registered as an Israeli company for tax purposes only. Our principal place of business is located at Azrieli Center, 26 Harokmim Street, Holon, 5885800, Israel, and our telephone number there is +972-3-790-2000. Sapiens Americas Corporation is our agent in the United States. Our World Wide Web address is www.sapiens.com. The information contained on that web site is not a part of this annual report and is not incorporated by reference herein. Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein. Except as described elsewhere in this annual report, we have not had any important events in the development of our business since January 1, 2020.

Capital Expenditures and Divestitures since January 1, 2018

Our principal capital expenditures during the last three years have related mainly to the purchase of computer equipment and software for use by our subsidiaries, as well as $6.9 million for construction of our new campus initiated in Bangalore, India in July 2019. Our capital expenditures totaled approximately $1.9 million in 2018, $11.5 million in 2019 and $1.9 million in 2020.

Year ended December 31, 2020

In the first quarter of 2020, we acquired sum.cumo, a German-based technology provider that offers digital, consumer-centric solutions mainly to the insurance sector, for a purchase price of $22.5 million in cash. In addition, we issued 173,005 restricted shares units worth approximately $4.4 million to sum.cumo’s senior management, for which vesting is subject to performance criteria. Sum.cumo’s senior executives may be entitled to future payments of up to $2.8 million that are subject to both earn out-based and retention specific criteria over the next four years.

In the second quarter of 2020, we acquired 75% of the outstanding shares of Tiful Gemel Ltd., an Israeli company which provides software solutions and managed services related to pension and provident funds in the Israeli market, for total cash consideration of $1.3 million. In addition, under the share purchase agreement for this acquisition, we are committed to acquire the remainder of Tiful Gemel’s outstanding shares on June 1, 2023 for $450,000.

In the third quarter of 2020, we acquired Delphi, a leading vendor of software solutions for P&C carriers, with a focus on the medical professional liability (MPL)/healthcare professional liability (HCPL) markets (sometimes referred to as “medical malpractice”). Delphi is headquartered in Boston, Massachusetts, and offers core products for MPL, including policy administration, claims management, and financial and risk management. The consideration in the transaction was approximately $19.6 million in cash (subject to certain adjustment).

In the fourth quarter of 2020, we acquired Tia Technology, a vendor of digital software solutions, from the global investment organization EQT Mid Market, for total consideration of $76 million in cash. Tia Technology is headquartered in Denmark and has nearly 70 customers globally, primarily in Denmark, Norway, Sweden, Finland, South Africa and the Baltics. It offers comprehensive software solutions, primarily for Property & Casualty insurers as well as Life and Pension, Health, and several innovative extension modules.

In the fourth quarter of 2020, we acquired the remaining 10% of Sapiens Japan Co from Manubo Okada, for a total of approximately 15,000 Japanese Yen (approximately $147,000). Following that acquisition, we own 100% of Sapiens Japan Co.

In the fourth quarter of 2020, we purchased from Cognitive Ltd. a source code license which provides us the ability to pursue the acceleration of our digital offering. The total consideration was $2.8 million.

Year ended December 31, 2019

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

Year ended December 31, 2018

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

Sapiens is a leading global provider of software solutions for the insurance industry. Our extensive expertise is reflected in our innovative software, solutions and professional services for property & casualty (P&C); reinsurance; life, pension & annuity (L&A); workers’ compensation (WC); medical professional liability (MPL); financial & compliance (F&C); and decision modelling for both insurance and financial markets. Our company offers and end to end solutions for insurers core, data & analytics and digital operations, as well as stand-alone solutions which help them optimize and maximize their current investment. Importantly our wide array of professional services ensures that we not only make a sale but accompany and guide our customers on their path to digital transformation.

Despite the COVID-19 pandemic, 2020 was again a year of double-digit growth and included 3 main acquisitions for Sapiens. We also invested in foundations for further expansion in 2021 and beyond.

Our Marketplace and its Needs

Our Target Markets

We operate in a large market undergoing significant transformation. According to the Gartner report, “Forecast: Enterprise IT Spending for the Insurance Market, Worldwide, 2018-2024, 4Q20 Update” (a market statistics research report by Gartner, a research and consulting firm, written by Rajesh Narayan, James Ingham, Inna Agamirzian, Rika Narisawa and Gregor Petri that was published on January 2021 , and includes internal services, IT services, software, telecom services, devices, and data centers systems, which we refer to herein as the “Gartner report”), Gartner forecasted global insurance market IT spending to grow by 5.4 % in 2021 and to reach nearly $235 billion in U.S. dollars. This industry is predicted to reach $282 billion by 2024, growing at a 4.2% compound annual growth rate (CAGR) from 2019 through 2024. This growth will be driven by an increase in IT services spending and software spending at CAGRs of 5% and 8.5%, respectively, according to the Gartner Report.

Gartner forecasts total insurance IT spending on software in 2021 will be $54.9 billion (software includes application software (analytics and business intelligence; back office/ERP and supply chain; front office/CRM; collaboration), infrastructure software (application development and middleware; information management; storage management software; and system and network management), and vertical industry-specific applications.

Sapiens believes that our current total addressable market for core insurance software solutions and the accompanied point solutions and the corresponding part of IT services is approximately $40 billion, which we expect will grow as a result of insurance carriers’ and financial institutions’ need to address, via modern software solutions from external providers, the operational challenges presented by the inefficiency of their legacy core.

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

Market Drivers

Large insurance and financial organizations must constantly invest in their IT systems to respond to key market drivers. They require the ability to:

●	Satisfy today’s sophisticated, tech-savvy and demanding end-customers – who demand the type of instant, personalized service they enjoy from Netflix or Amazon – via digitalization and innovative initiatives, providing a stronger customer experience and engagement.

●	Utilize advanced technologies, such as digital engagement, mobile, artificial intelligence (AI) machine learning, and cloud computing, to facilitate, improve and automate traditional insurance processes.

●	Provide innovative business models, based on technology capabilities and digital operation (such as portals, web-based acquisition processes, advanced analytics, customer engagement platforms and data sources – including wearables, the Internet of Things and robo-advice).

●	Respond to complex and evolving regulatory standards (past and current standards include Solvency II, IFRS 17, Dodd-Frank legislation, GDPR, etc.)

●	Support internal customers’ growth and operations. This includes reducing the time to market of new products, expanding into new geographies, reducing costs and streamlining operations.

●	Rapidly launch new products and propositions to the market, within a short timeframe and using existing, pre-defined capabilities.

Market Requirements

As a result of the above, we believe the following are key considerations for insurance carriers that are considering upgrading their legacy systems:

●	Dynamic business environment with constantly changing regulations – insurance carriers still use outdated legacy systems that are costly and time-consuming to modify or upgrade. This has prevented them from innovating and growing. Carriers who use legacy systems may find it difficult to modify existing products, introduce new products and reach untapped market segments. Frequently changing global regulatory requirements necessitate specialized data and business rules, which makes change implementation particularly challenging.

●	Change in end-consumers’ preferences and the shift of power to consumers – insurance carriers must rapidly adapt to the shifting needs and behaviors of consumers, including the types and terms of insurance products offered, and how consumers access information. Insurance providers require systems with integration capability and support for multi-channel distribution, so they can reach their clients’ customers and partners using multiple methods, including social media, across devices.

●	A need to improve operational efficiency and reduce total cost of ownership – Sapiens believes that a significant percentage of insurance carriers are still using inefficient and outdated processes which lack automation of operations and workflows, and thus do not offer efficient process management. Many of these processes likely have high error rates. Additionally, the ongoing maintenance of legacy systems is expensive and technically difficult. A specialized IT staff with the requisite skills and experience needed to maintain these systems is difficult to find and then eventually replace. Insurers seek systems that are modern, digital, automated, efficient and easy to maintain, and can lower costs over the long term.

●	Increasing global and multi-national operation – a rising number of insurers are accelerating their growth initiatives through global acquisitions. These insurers seek a single provider who can deliver solutions that will be used across markets, combining the support of local regulatory requirements and specific customer needs, while driving a generic corporate business approach and strategy across the globe, reducing costs and overhead.

●	Exploring new business models and innovative propositions – carriers are increasingly looking to: join innovative ecosystems; adopt and use new technologies, and partner with insurtechs; bring modern and differentiating propositions to the market; reduce cost; enhance and speed customer engagement; and improve their business parameters and KPIs.

●	Going digital and shifting to Cloud – digitalization holds significant potential for insurers, but only if they manage to efficiently digitalize their operations, support multi-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – across devices. Same is true for Cloud transition, where more insurers are moving their IT systems to be managed in the Cloud.

Our Strategy

Leveraging our broad range of offerings, geographic presence and experienced management team, our goal is to further expand our presence in the markets in which we operate and further enhance our leadership in the global market. Our growth strategy is solidly based on both existing and new customers, and will include mergers and acquisitions, when applicable, to accelerate our growth. We plan to achieve our goals by focusing on the following principles:

Continue to innovate and extend the leadership of our product offerings – we plan to continue to invest in research and development (R&D) to enhance our software platforms, as well as expand our business and technology partnerships, and to ensure our offerings remain at the forefront, in terms of functionality and technology. Sapiens believes our focus on innovation, combined with our industry expertise, will enable us to improve our existing offerings and allow us to produce new solutions for the benefit of our customers and partners.

Leverage our global footprint to offer our complete platform/solutions – we intend to broaden our existing offering of solutions to enhance our presence in the geographies in which we currently operate. In particular, we believe that there is considerable opportunity to grow sales of our P&C and L&A platforms worldwide. Additionally, we plan to market our current suite of solutions to previously untapped countries including the DACH region, Spain, LatAm, and to continue to generate revenue on existing products in new geographies. Sapiens also plans to expand the market reach of our business decision management platform into Europe and the Asia Pacific region.

Mergers and Acquisitions (M&As) – our M&A approach facilitates our growth strategy. We continually (but also prudently) seek to identify new growth markets to penetrate via acquisition of local offices and customer bases. In addition, we aim to enhance our product portfolio with complementary solutions that will help our customers excel. Sapiens believes that our acquisition of local customer bases and expertise will accelerate our market penetration in strategic regions. We continue to successfully leverage our North American acquisitions to strengthen our presence in North America and accelerate our footprint in the North American market. At the same time, we are planning to leverage our latest acquisitions of Cálculo in Spain, sum.cumo in Germany, and tia in the Nordics to enhance our European market expansion. Please see “Capital Expenditures and Divestitures since January 1, 2018” in Item 4.A above for a description of our recent material acquisitions.

Capture adjacencies and new opportunities – insurance software vendor engagements with insurers are often long-term. To maximize the value of our current offerings and leverage our ongoing relationships with customers, Sapiens plans to feature and promote our recent digital suite, advanced analytics platform and cloud-based managed services proposition, on top and in conjunction with our Core proposition, to enhance our presence in the insurance market. Additionally, we plan to focus on deeper penetration of the financial services market with our business decision management platform. Our business decision management platform can be used in a wide variety of organizations to facilitate streamlined and efficient regulatory compliance.

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

Focus on our existing customer base – one of our strongest assets is our large and continuously-growing customer base and our long-term relationship with our customers. As we continuously grow our product portfolio, our value-added services, and our managed services proposition, Sapiens has a unique opportunity to enhance our footprint within our existing customers base via cross- and up-selling. By providing additional services and products, Sapiens can grow its presence with established customers. We can do this by: (1) enhancing our current deployments with additional lines of business or additional products; (2) providing complementary services such as a digital layer, analytics & BI, or managed services; (3) expanding from P&C to L, P & A or vice-versa, where applicable; and (4) deploying in additional geographies. We plan to strengthen our account management team and in 2018 we made a strategic decision to create a new team to evolve our previous customer support model from a “siloed-by-business” support approach to what is now a fully integrated customer success team that supports all Sapiens’ product lines. We continued to recruit key executives in 2020, and we will expand this team throughout 2021.

Our Acquisitions

Please see “Capital Expenditures and Divestitures since January 1, 2018” in Item 4.A above for a description of our recent material acquisitions.

Our Strengths

Comprehensive digital platform of high-end, crucial business-solutions for insurance – Sapiens offers end-to-end solutions for both the P&C and L&A markets, supporting most sub-segments of these markets and the complete lifecycle of product lines. Our cloud-based software supports and enables our customers’ core insurance business processes throughout the full lifecycle, including policy administration, billing and claims. Our core solutions are pre-integrated with Sapiens DigitalSuite, which offers strong analytics, data management and customer engagement capabilities. Built for global and multi-national operations, our solutions are used in a variety of international regulatory, language and currency environments.

Innovative solutions with leading functionality and technology – Our platforms, and solutions are based on advanced, modern architectures that are specifically designed to satisfy our customers’ needs. These offerings are integrated, modular and component-based, and include scalable product suites supporting various lines of business and deployed in the cloud. By using our solutions, carriers can support new sales channels, including mobile and social, reduce time to market for new product launches and lower total cost of ownership. Additionally, we significantly invest in research and development to ensure that our products employ new technology, are compatible with the needs of our clients and are easy to use. As a result, our products maintain a leadership position, as recognized by top industry analysts – such as Celent, Gartner and Novarica – for their levels of technology and functionality.

One-stop shop across products and services, one hand to shake business model – In addition to our market-leading products across P&C and L&A, we possess consulting and implementation capabilities, which we use to customize our products and design the solution that best meets our customers’ requirements. We believe our customers do business with us not only because of our leading products, but also due to our complementary service offerings, which enhance our products and enable clients to maximize the value derived from our solutions.

Additionally, Sapiens’ managed services proposition enables our customers to benefit from a long-term engagement model that helps them with their operational IT aspects and ongoing business support. We believe that this approach lowers the risks for our clients, as they transition to a new system, and at the same time provides them with the desired functionality. The information and requirements we glean as a result of the implementation and deployment we feed back into our product and R&D teams. These are used to further enhance our core solution and customize the appropriate interfaces.

Strong, diverse and stable customer base – Sapiens currently serves more than 600 customers globally, including some of the world’s largest global insurance carriers and financial institutions. Our customer base is diversified across insurance providers of all types and sizes. We have been able to successfully maintain these customers due to our broad product portfolio geared toward addressing the needs of the various industries. In addition, our business decision management platform is applicable across the insurance and financial services industry, and offers an opportunity for further diversification in other markets. Such a diversified portfolio of products enables us to benefit further from cross- and up-sell opportunities to this large customer base. Geographically, we derived 49%, 45%, and 6% of our revenues from the North American, European, and Rest of World regions, respectively, in the year ended December 31, 2020, and 50%, 41%, and 9% from these respective areas, in the year ended December 31, 2019.

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

Global company – Sapiens’ more than 600 customers and approximately 4,000 employees are located in 27 countries around the world. We have five major development, delivery and support centers in Israel, U.S., India, Poland and the UK. Sapiens’ “think global, act local” approach is based on having experts in close proximity to Sapiens customers, to establish and maintain strong relationships, and provide fast support when necessary.

Experienced management team – Sapiens’ management team has proven and extensive experience in the insurance and financial services industries, and we have been able to achieve our business and development objectives to date. Management has also been successful in retaining key personnel from the companies we acquired, enabling us to benefit from their experience and knowledge of the acquired products and technology. Our management team possesses a variety of skills in product development, business development, sales, marketing, technology and finance, as well as a unique knowledge of the financial services industry. We have maximized contributions from our hard-working, talented and innovative employees.

Our Offerings

Sapiens’ offerings not only enable our customers to effectively manage their core business functions – including policy administration, claims and billing – they support insurers on their path to digital transformation. Our portfolio also provides a variety of complimentary solutions for critical requirements such as reinsurance management, underwriting management, illustration software, electronic applications and financial compliance tools. The latest versions of our platforms possess modern, modular architecture and are digital-driven. They empower customers to respond to the rapidly changing insurance market and frequent regulatory changes, while improving the efficiency of their core operations. These enhancements increase revenue and reduce costs.

Sapiens provides a comprehensive digital & analytics suite, which is pre-integrated in our core solutions, across P&C, L&A and WC business, but also available stand-alone to insurers whether they utilize our core solutions or not. Our DigitalSuite provides a strong customer engagement and experience capabilities through a wide range of connectivity tools such as portals, chatbots, live-chats and low-code/no-code digital business processes builders, are allowing insurance companies to rapidly go to mart with new propositions, and to manage a data-driven operation

We offer our insurance customers a range of packaged software solutions that are:

●	Digital – revealing their history and anticipating their future needs, while facilitating easy engagement across preferred interaction channels and multiple devices.

●	Data-driven – based on set of data analysis tools, from data-warehouse and reporting, through business intelligence and analytics, to predictive and advanced analytics – so our customers can become a data-driven operation.

●	Highly automated – by using various technologies, from decision to robotics, we improve efficiency and offer agile customer engagement.

●	Comprehensive and functionally-rich – support for insurance standards, regulations and processes, by providing field-proven functionality and best practices.

●	Customizable & configurable – easily matches our customers’ specific business requirements. Our flexible architecture and configurable structure allow quick functionality augmentation that permits our platform to be used across different markets, unique business requirements and regulatory regimes. We utilize our knowledge and extensive insurance best practices and feature business-led configuration.

●	Open architecture and insurtech ecosystem – provides easy integration to any external application under any technology, allowing streamlined connectivity to all satellite applications. This enhances the digital experience and omni-channel distribution, while maintaining total platform independence and system reliability. Easy interaction with various insurtech companies providing point-solutions that can be consumed by our platforms is enabled.

●	Component-based and scalable – allows our customers to deploy platforms and solutions in a phased and modular approach, reducing risk and harm to the business, while supporting the growth plans and cost efficiency of the organization.

Our solutions enable:

●	Rapid deployment of new insurance products – via configurable software, which creates a competitive advantage in all the insurance markets we serve.

●	Improvement of operational efficiencies and reduction of risk– full insurance process automation, with configurable workflows, audit and control, streamlined insurance practices, and simple integration and maintenance.

●	Reduction of overhead for IT maintenance – easy-to-integrate and simple-to-configure solutions with flexible and modern architecture, resulting in lower costs for ongoing maintenance, modifications, additions and integration.

●	Enhanced omni-channel distribution, communication and focus on the customers – event-driven architecture, a proactive client management approach, rapid access to all levels of data, and a holistic view of clients and distributors.

●	Cloud-first as a preferred deployment model – with the flexibility to also provide an on-premise deployment.

●	Support for digitalization –insurers and financial services institutions who manage to efficiently digitalize their operations, support omni-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – including tablets and mobile devices – will unlock massive potential.

●	Managed services – offering our customers access to a long-term engagement by providing comprehensive support for their daily IT operations, while allowing them to focus on their business KPIs.

Our software portfolio is comprised of:

●	Property & Casualty – a comprehensive software platform and solutions supporting a broad range of business lines, including personal, commercial, MPL and specialty lines, as well as reinsurance and workers’ compensation (see below). Our core solutions are pre-integrated with our DigitalSuite, analytics and decision modeling solutions, all of which are also available stand alone.

Our portfolio includes Sapiens Cloud-based Platform for Property & Casualty, which is comprised of a commonly shared Data and Digital solutions and two core suites: Sapiens CoreSuite for Property & Casualty (for North America) and Sapiens IDITSuite for Property & Casualty (for EMEA and APAC). We provide a flexible proposition where Insurers can choose between deploying our full core suite or one or more of our standalone components: policy, billing and claims.. In addition, we have launched in Q4 our new IDIT Go proposition, a cloud-based P&C solution for smaller, more agile insurance providers.

●	Life, Pension & Annuities – a comprehensive, cloud-based, digital software platform, suite and complementary solutions for the management of a diversified range of products for life, pension & annuities. Our core solutions are pre-integrated with our DigitalSuite, analytics and decision modeling solutions, all of which are also available stand alone. Our portfolio includes Sapiens Platform for Life, Pension & Annuities, Sapiens CoreSuite for Life, Pension & Annuities; Sapiens UnderwritingPro for Life & Annuities; Sapiens ApplicationPro for Life & Annuities; Sapiens IllustrationPro for Life & Annuities; and Sapiens ConsolidationMaster for Life & Pension.

●

Digital – Sapiens Cloud-based DigitalSuite enables insurers to incorporate a fully digital experience for customers, agents and employers, enhancing insurers’ engagement with customers, enhancing their end-consumers’ experience and fostering a rapid time to market for new digital initiatives. Sapiens Digital Suite is pre-integrated as part of our comprehensive platforms or can be deployed stand-alone on top of any 3rd party core solution already in place. Comprised of innovative digital modules and content libraries to facilitate diverse customer journeys, DigitalSuite includes: low-code/no code Journey Composer, insurance-driven API Layer, and portal solutions for customers, agents and employers. We have also added an AI driven chat-bot solution (BotConnect) which knows to hand off to a live agent (LiveConnect) to facilitate omnichannel communications.

●	Data and Analytics: together with our digital offering, Sapiens offers an advanced data and analytics platform, which includes: an analytics platform that drives analytics adoption across the organization with compelling, insightful dashboards and apps; a comprehensive BI solution with pre-configured reports, dashboards and scorecards; predictive analytics, which uses AI and Machine Learning to generate actionable insights based on different models across the insurance value chain.

●	Reinsurance – a market-leading complete reinsurance software solutions for full financial control and auditing support. Our portfolio includes: Sapiens ReinsuranceMaster, Sapiens ReinsurancePro and Sapiens Reinsurance GO, providing solutions to various sizes of insurance companies

●	Workers’ Compensation – Sapiens workers’ compensation offerings handle comprehensive policy/billing and claims needs. Our solution portfolio Sapiens CoreSuite for Workers’ Compensation and Sapiens GO for Workers’ Compensation, that can be deployed as a full suite or in a modular manner (policy / billing / claims), and is preintegrated with our DigitalSuite and our Analytics solutions.

●	Financial & Compliance – we offer financial & compliance solutions comprised of both annual statement and insurance accounting software. This software includes Sapiens FinancialPro, Sapiens Financial GO, Sapiens StatementPro, Sapiens CheckPro and Sapiens Reporting Tools.

●	Decision Management – Sapiens Decision is an enterprise-scale platform that enables institutions and “citizen developers” across verticals to centrally author, store and manage all organizational business logic. Organizations use it to track, verify and ensure that every decision is based on the most up-to-date rules and policies. Our Decision management products are offered across verticals (including commercial banking, investment banking, mortgage banking, insurance – for both P&C and life, government, etc.).

●	Technology-Based – tailor-made solutions (unrelated to the insurance or financial services market) based on our Sapiens eMerge platform, which provides end-to-end, modular business solutions, ensuring rapid time to market.

Sapiens Property & Casualty Solutions

Sapiens Platform for Property & Casualty

As mentioned, the Sapiens Platform for Property & Casualty is an end-to-end, cloud-based platform with advanced digital and analytics capabilities. It can be implemented as a pre-integrated platform, or in standalone modules. The platform addresses all P&C carrier needs across all lines of business and distribution channels, offering a wealth of digital features. It is comprised of core (policy, billing and claims), data (advanced analytics) and digital (a full suite) solutions.

The cloud-based Sapiens DigitalSuite offers an end-to-end, holistic and seamless digital experience for P&C customers, agents, brokers, customer groups and third-party service providers. The suite is pre-integrated with Sapiens’ P&C core and is comprised of digital engagement and digital enablement components.

Sapiens Suites for Property and Casualty are tailored by region: N. America versus EMEA & Rest of World.

For North America

Sapiens CoreSuite for Property & Casualty

Sapiens CoreSuite for Property & Casualty is comprised of three fully integrated, core components that can also be deployed stand-alone: Sapiens PolicyPro, Sapiens BillingPro and Sapiens ClaimsPro. CoreSuite is pre-integrated with additional components that can be selected, including business intelligence, reinsurance and digital solutions, as well as various interfaces. This modular, automated, highly customizable suite offers a single platform for personal, commercial and specialty lines of business (LoBs). This increases organizational efficiency by reducing manual effort, generates competitive advantages and saves costs.

Sapiens PolicyPro

The Sapiens’ PolicyPro solutions for property & casualty come pre-integrated with the core system. They are easily integrated with existing and external systems and applications. The solutions manage the end-to-end policy administration lifecycle of an insurance contract, from initial quote, through rating and policy issuance. They also feature a complete range of policy issuance and amendment capabilities. Agents, underwriters and customers use the solutions to quote, issue and administer policies. The offerings provide comprehensive policy lifecycle support for all P&C lines of business.

Sapiens BillingPro

The Sapiens’ billing solution for P&C enables carriers, MGAs and brokers to manage the full lifecycle of premium services, taxes and fees, along with commission billing, collection and disbursements. P&C carriers can integrate with third-party systems and data repositories, enjoy best-in-class usability and automate processes throughout the billing lifecycle.

Sapiens ClaimsPro

Sapiens’ claims solutions for property & casualty provide simplified management and automated control of claims management handling and the settlement process. They offer intelligent, rules-driven workflow with effective claim assignment, ensuring faster cycle times, as well as rules-driven automatic claims payment.

EMEA and Rest of World

Sapiens IDITSuite for Non-life/General/Short Term Insurance

The Sapiens IDITSuite for Property & Casualty is a cloud-based, component-based, standalone software solution suite that offers policy, billing and claims and forms the core of the Sapiens Platform for Property & Casualty. IDITSuite supports all end-to-end core operations and processes for the non-life P&C market from inception, to renewal and claims. This pre-integrated, fully digital suite offers customer and agent portals, business intelligence and more. IDITSuite enables insurers to expand their offerings by testing new lines of business, products and services using our flexible product factory.

The suite is modular and can integrate with your ecosystem’s components. Sapiens IDITSuite for Property & Casualty includes multiple lines of business in one policy for multiple insured objects and assets. It can support corporate agreements and master policy structures. IDITSuite is designed with growth and change in mind, with extensive multi-company, multi-branding, multi-country, multi-currency and multi-lingual capabilities. The IDITSuite management system is built on open technology and can be used across devices.

Sapiens IDIT Go for Non-life/General/Short Term Insurance

IDIT Go is a new, pre-configured version of the Sapiens IDITSuite core insurance solution and provides access to a diverse array of product configurations for personal and commercial lines. IDIT Go can be deployed within just a few months, with complete core PAS capabilities. Sapiens’ fully digital IDIT Go, is a cloud-first platform that delivers benefits only the cloud can provide, including streamlined upgrades, 24/7 accessibility from anywhere, increased operational efficiencies and security. By also providing full managed services in the cloud, Sapiens enables insurers to focus on their core business objectives without worrying about IT.

Also available in different parts of the world:

e-Tica Solution for Property & Casualty (Spain)

The e-Tica solution for Property & Casualty tailored for the Iberian market, empowers insurance companies with a product engine, as well as policy, billing, claims and reinsurance capabilities. A fourth-generation solution, e-Tica supports all core operations and processes for the P&C market, and supports bank assurance, brokers and direct insurance. The suite is modular, flexible and customizable through module workshops. e-Tica ecosystem is being enhanced through new features in micro services technology, like group policy management and injury agreements.

Fully digital SCIP Core (DACH)

SCIP CORE is a flexible, high-performance, cloud-capable and easily extensible inventory management platform. It offers all essential processes for efficient contract and claims processing and can be flexibly configured and extended in a few weeks. SCIP CORE digitally enables end customers, agents, claim handlers by using extensive self-services in different interfaces and portals.

Tia Enterprise (Nordics)

Tia Enterprise is a component-based, software solution suite that offers policy, billing and claims. Tia Enterprise can be hosted on-prem or in the cloud and can be extended through an API layer to incorporate ecosystem solutions as well as a digital communications and enablement layer and advanced analytics/BI. Tia Enterprise supports all end-to-end core operations and processes for the non-life market from inception, to renewal and claims.

OASIS for MPL

OASIS is a fully integrated collection of components designed to embed core functionalities required in the MPL sector, including: underwriting, policy management, claims management, financial management, BI and predictive analytics. The component-based platform delivers maximum out of the box functionality and stationing which ensures OASIS can easily integrate within a legacy environment.

Sapiens Life, Pension & Annuities Solutions

Sapiens Platform for Life, Pension & Annuities

The Sapiens Platform for Life, Pension & Annuities is a modern, cloud-based, digital insurance platform that includes core, data and digital solutions. With the ability to deploy its offerings as a complete platform, or as standalone modules, Sapiens can address life providers’ needs across all their lines of business and distribution channels. Our mature platform is cloud and API-based, and features a strong core, and advanced analytics, as well as data enablement and full digital engagement capabilities.

Sapiens CoreSuite for Life, Pension & Annuities

Sapiens CoreSuite for Life, Pension & Annuities is designed to provide excellence in the administration of insurance business, facilitate digital transformation and fast time-to-value for digital strategies, and create greater efficiency via legacy consolidation. It offers insurers:

○	A single platform for individual and group business

○	Transformation, enablement and execution for digital strategies

○	Greater efficiency via improved automation, user experience and system consolidation

Sapiens CoreSuite for Life, Pension & Annuities suite supports the end-to-end administration of group and individual life, annuities, pension and investment business ‒ in a single system. The suite offers a 360-degree view of the customer from their policy administration system, across all distribution channels and communication streams.

Many insurers still use systems developed decades ago that cannot support today’s regulatory changes, digital marketplace and demanding customers. Too many manual processes can lead to errors that impact customer experience. Our unique conversion approach reduces the risks involved in migrating from existing legacy systems.

Complimentary modules are available in N. America:

Sapiens UnderwritingPro for Life & Annuities

Sapiens UnderwritingPro for Life, Pension & Annuities is a web-based solution for automated underwriting and new business case management that is part of Sapiens’ solution set for life insurers. It speeds new business processes for insurance carriers and their channels, offering an intuitive user interface with critical updates and task assignments provided on a real-time dashboard. Sapiens UnderwritingPro enables underwriters and case managers to work on multiple cases simultaneously.

Sapiens ApplicationPro for Life & Annuities

Sapiens ApplicationPro for Life & Annuities is a digital insurance application software that helps carriers address critical business drivers, such as decreasing time-to-issue and reducing policy acquisition costs, all in an extremely intuitive and easy-to-use package. Carriers have a choice of a standalone eApplication system, or a more comprehensive solution that seamlessly integrates with Sapiens IllustrationPro for Life & Annuities and Sapiens UnderwritingPro for Life & Annuities. Sapiens ApplicationPro

Sapiens IllustrationPro for Life & Annuities

Sapiens IllustrationPro for Life & Annuities is a point-of-sale solution, offering responsive product illustrations from any device. ACORD®-compliant, it offers straight-through processing, from point-of-sale to application e-submission, supported by a needs analysis suite. IllustrationPro explains complex products in a compelling way. Its powerful calculation engines handle the most complex product illustrations, including the appropriate historical and hypothetical references.

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

Sapiens DigitalSuite Solutions

Sapiens DigitalSuite offers an end-to-end, holistic and seamless digital experience for customers, agents, brokers, risk managers, customer groups and third-party service providers. The suite is pre-integrated with Sapiens’ core solutions. The DigitalSuite is also available stand-alone, and can be easily integrated with 3rd party core and ecosystem solutions through an advanced API layer. This facilitates digital transformation and fast time-to-value for digital strategies. It enables life carriers to become engaged, agile organizations with increased sales opportunities.

Sapiens DigitalSuite was designed to enable our carrier customers to deliver on the future of user and customer expectations. DigitalSuite is an offering that can react to market changes, support flexible interaction with dynamic APIs and offer a modern user experience. Our DigitalSuite features component-based architecture, built on modern technologies and customer-centric design.

Our DigitalSuite is comprised of innovative digital modules, which can be used together or stand-alone, and content libraries to facilitate diverse customer journeys, omnichannel communications and include rich portal content: Sapiens AgentConnect, EmployerConnect and CustomerConnect.

All digital offerings are entirely supported in the cloud.

Sapiens Digital API Layer and Conductor

This highly scalable layer facilitates an open-communication, API-based platform that enables carriers to interact with insurtech companies, ecosystem technology providers and business partners. By enabling seamless interaction with any service under any technology, Sapiens’ open architecture ensures that providers will easily choose the building blocks they need. They’ll be able to easily define new APIs on the fly and seamlessly integrate all elements within their insurance ecosystem, to succeed today and prepare for the future.

Sapiens Customer Journey and Form Builder

Features journey and form builders, journey analytics and deployment management capabilities – enables business users to easily create and maintain digital journeys, using a low-code/no-code approach. This component empowers insurers with agility and fast time to market, based on its “one click to deploy” functionality. Also available are full versioning capabilities and an extendable UI components library.

Sapiens AgentConnect, CustomerConnect and EmployerConnect

Are dynamic portals built to deliver the optimal experiences expected by customers, brokers, agents, employers, alike, providing a high level of personalization to meet the diversified, individual needs of customers

Sapiens BotConnect and LiveConnect

Sapiens brings conversational messaging to the next level, making it highly efficient in engaging customers. Sapiens BotConnect (AI-based chatbot) and LiveConnect (Omni-channel live chat) are designed to cultivate and enhance conversational messaging by ensuring perfect handoffs between different channels and personas, which translates into one unified customer-centric and smooth experience for both customers and the reps that cater to their needs. Together, this duo of components greatly improves the operational efficiency, providing a better service level to end-customers, based on their channel of choice.

Sapiens PartnerHub and Partner Ecosystem

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

Sapiens Analytics and BI

Sapiens offers our analytics solutions, which include: insightful dashboards, reporting and apps; and predictive analytics which utilize AI and machine learning, generates actionable insights based on different models across the insurance value chain. By integrating with our advanced analytics solution and data warehouse, we can quickly generate actionable insights, self-service business intelligence and data discovery capabilities.

Sapiens Reinsurance Solutions

Sapiens reinsurance solutions are comprehensive business and accounting systems, providing a superior management for all types of reinsurance contracts – treaty and facultative, and proportional and non-proportional. It enables insurers of all sizes to manage their entire range of reinsurance contracts and activities for all lines of business, including rich accounting functionality and reporting capabilities.

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

The solutions are available in three flavors:

ReinsuranceMaster (in EMEA, APAC and for global insurers), ReinsurancePro (in N. America) which also produces schedule F automatically, and Reinsurance GO (N. America) which is designed to meet the ceded reinsurance processing needs of property & casualty providers, from calculating premium and claim cessions, to producing the data required for Schedule F.

Sapiens Workers’ Compensation Offerings

Sapiens Platform for Workers’ Compensation

Sapiens Platform for Workers’ Compensation includes the Sapiens CoreSuite for Workers’ Compensation, and comes pre-integrated with Sapiens DigitalSuite, including: Sapiens EmployerConnect a digital portal for employers and Sapiens Analytics and BI.

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

Sapiens Financial & Compliance Solutions

Our set of financial & compliance solutions comprised of both annual statement and insurance accounting software includes:

●	Sapiens FinancialPro - accounting software designed for insurers to meet their unique requirements for cash, statutory and GAAP reporting, well as unique allocation and consolidation needs. It handles multi-basis accounting and inter-company transactions and facilitates the speed and accuracy of financial reporting.

●	Sapiens Financial GO - offers small- and mid-sized insurers a solution for cash, statutory and GAAP reporting, as well as unique allocation and consolidation needs. Sapiens Financial GO manages and presents data to help insurance managers make informed decisions.

●	Sapiens StatementPro - makes statement preparation faster and simpler by offering one-click navigation between statements, pages and form validations (cross-checks) to the pages they reference and offering one-step filing.

●	Additionally, Sapiens offers Sapiens CheckPro and Sapiens reporting tools.

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

We are currently focusing on the development and marketing of Sapiens Decision in the insurance and financial services market in North America and Western Europe, and we are building best practices where the scale and complexity of operations requires enterprise-grade technology that can easily be adapted as policies and business strategies rapidly evolve. We developed and market Sapiens Decision for several verticals, including the insurance industry, and leverage our industry knowledge and close relationships with our existing customers and partners. Decision targets multiple markets:

Sapiens Decision for Financial Institutions (including Consumer & Commercial Banking, Investment Banking, & Mortgage Banking)

Tailored to meet the needs of Consumer & Commercial Banking, Investment Banking and Mortgage Banking institutions addresses the cost of change. It enables banks to efficiently adapt their operations to the demands of digital transformation, changing regulations, customer demands and increasing competition, using model-driven development (MDD). The MDD approach, enables businesspeople to define business logic in easily understood models. The process takes days or weeks, instead of months or years. It enforces business logic across all enterprise applications.

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

Our Services

Our services modernize and automate processes for insurance providers and financial institutions around the globe, helping to create greater organizational efficiencies, reduce costs and provide a better end user experience. They can be divided into three main categories: program delivery, value added services and managed services.

Sapiens has partnered with both Microsoft Azure and AWS to offer its solutions over private and public (single tenant) clouds. Sapiens’ cloud deployment includes full infrastructure for operations, plus the option of choosing cloud-related managed services delivered by Sapiens’ experienced professional services team.

Sapiens delivery methodologies are typically based on Agile approach or a hybrid agile-waterfall approach that fits best some segments of our market. We also provide delivery tools and delivery performance indicators. Built on a solid foundation of insurance domain expertise, proven technology and a history of successful deployments, our organization assists clients in identifying and eliminating IT barriers to achieve business objectives.

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

Through our service teams, we provide a wide scope of services and consultancy around our solutions, both in the initial project implementation stage, as well as ongoing additional services. Many of our customers also use our services and expertise to assist them with various aspects of daily maintenance, ongoing system administration and the addition of new solution enhancements.

Such services include:

●	Adding new lines of business and functional coverage to existing solutions running in production

●	Ongoing support services for managing and administering the solutions

●	Creating new functionalities, per specific requirements of our customers

●	Assisting with compliance for new regulations and legal requirements

In addition, many of our clients choose to enter into an ongoing maintenance and support contract with us. The terms of such a contract are usually twelve months and are renewed every year. A maintenance contract entitles the customer to technology upgrades (when made generally available) and technical support. We also offer introductory and advanced classes and training programs available at our offices and customer sites.

Some of our offerings include:

Program delivery includes:

●	Project and program management - Overall program planning, governance, PMO services and risk management

●	Training - Training needs analysis and consulting, train-the-trainer, user training, and application configuration training.

●	Testing - Test strategy consulting, design and planning, SIT / Functional UAT / Business UAT, migration testing, performance / scalability and load testing, security testing and testing automation.

●	Migration consulting- Migration strategy consulting and planning, data extract and load, data cleansing and data reconciliation.

●	Development, implementation and integration - Technical Solution Architecture (TOM), Analysis and Design, Development and Configuration, core system integration and project management.

Value added services are comprised of:

●	User acceptance testing (UAT) - is different than system testing. UAT is a complementary stage which focuses on business processes, user’s journeys, and acceptance criteria as outlined in the specifications

●	Migration Services – full ownership of the migration of systems from one system to another.

Analytics Services – let our experts help you build predictive models which are aligned and integrated into your insurance practices

Managed services include:

●

L1 – Hosting Infrastructure Services: Virtual machines selection based on the applications architecture and performance requirement to ensure a value-for-money approach. Cloud services including, among others, network, business continuity and security.

●

L2 – Hosting IT Services: continuous services that obviate the need for local IT involvement to maintain the infrastructure and includes: Operation Control Center (OCC) as a service, Security Operation Center (SOC) as a Service, Backup as a service, DBA as a service, DevOps as a service,

Disaster Recovery (DR) as a service,

●	L3 – Applications Managed Services: extends the standard maintenance agreement to provide additional services for Sapiens’ solutions based on specific customer needs, and may include any of the following: Extended maintenance and support - Customer layer/components defect handling and extended SLA, Application changes – setup / config / workflow / templates, Application operation – batches / release deployment / performance monitoring, Sapiens+ – support for non-Sapiens products (optional)

We sometimes partner with several system integration and consulting firms to achieve scalable, cost-effective implementations for our customers. Sapiens has developed an efficient, repeatable methodology that is closely aligned with the unique capabilities of our solutions.

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

Different types of competitors include:

●	Global software providers with their own IP

●	Local/domestic software vendors with their own IP, operating in a designated geographic market and/or within a designated segment of the insurance industry

●	BPO providers who offer end-to-end outsourcing of insurance carriers’ business, including core software administration (although BPO providers want to buy comprehensive software platforms to serve as part of the BPO proposition from vendors and may seek to purchase our solutions for this purpose)

●	Internal IT departments, who often prefer to develop solutions in-house

●	New insurtech companies with niche solutions

We differentiate ourselves from our competitors via the following key factors:

●	We offer cloud-based innovative and modern software solutions, with rich functionality and advanced, intuitive user interfaces, based on deep domain expertise and insurance know how

●	Sapiens uses model-driven architecture that allows rapid deployment of the system, while reducing total cost of ownership

●	Our solutions are built using an architecture that allows customers to implement the full solution or components, and readily integrate the solution or individual components into their existing IT landscape

●	Strong and global partnership program, with established IT players and new insurtech companies, to ensure linkage to innovative technologies and new business models, as well as ongoing work to embed innovation into Sapiens platforms

●	We identify technology trends and invest in adjusting our solutions to keep pace with today’s frenetic evolutions

●

Our financial stability, and our large and growing global customer base, enables us to fund R&D investment and maintain the competitive advantage of our products We are able to fund R&D investment and maintain the competitive advantage of our products, due to our large and growing customer base and financial stability

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

Sales and Marketing

Our main sales channel is direct sales, with a small portion of partner sales. Our sales team is spread across our regional offices in North America, the United Kingdom, Belgium, France, Israel, Australia, India, Poland and the Nordics. Following the acquisitions of Tia Technology, Cálculo and sum.cumo, we will now also have regional offices in Denmark, Spain and Germany. The direct sales force is geared to large organizations within the insurance and financial services industry.

In 2020, we continued to significantly invest in our target regions – North America, the UK, Europe and South Africa – and in our sales, presales, domain experts and marketing teams. We anticipate that our sales team will leverage their proximity to customers and prospective clients to drive more business, and offer our services across our target markets.

Our customer success teams were focused on building ongoing relationships with existing customers during the past year, to maintain a high level of customer satisfaction and identify up-selling opportunities within these organizations. We believe that a high level of post-contract customer support is important to our continued success.

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

We attend major industry trade shows (both physical and virtual) to improve our visibility and our market recognition. Additionally, we host client conferences– such as our annual Sapiens Summit/Client Conference, which went virtual in 2020 and will do so again in 2021. We continue investing in our web presence and digital marketing activities to generate leads and enhance our brand recognition. Sapiens maintains a blog channel and we also invest in our working relationships and advisory services within the global industry-analyst community.

We work together with standards providers– such as ACORD– to further enrich our offerings and provide our customers with comprehensive and innovative solutions that address the entire breadth of their business needs.

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

Sapiens International Corporation N.V., or Sapiens N.V., is the parent company of the Sapiens group of companies. Our significant subsidiaries are as follows (subsidiary companies of other Sapiens subsidiaries are listed in indented format beneath their respective parent companies below):

Sapiens International Corporation B.V., or Sapiens B.V.: incorporated in the Netherlands and 100% owned by Sapiens N.V.

Unless otherwise indicated, the other subsidiaries of Sapiens listed below are 100% owned by Sapiens B.V.:

●	Sapiens Israel Software Systems Ltd.: incorporated in Israel

●	Sapiens North America Inc.: incorporated in Ontario, Canada

●	Sapiens (UK) Limited: incorporated in England

○	Cálculo, S.A. (owned 100% by Sapiens (UK) Limited)

●	Sapiens France S.A.S.: incorporated in France

●	Sapiens Japan Co.: incorporated in Japan.

●	Sapiens Americas Corporation: incorporated in New York, U.S. (this entity includes the operations of each of the following former wholly-owned subsidiaries of Sapiens Americas Corporation, which were merged into it effective as of January 1, 2019: Maximum Processing Inc., 4Sight Business Intelligence Inc., StoneRiver, Inc. and Adaptik Corporation)

●	Delphi Technology Inc : incorporated in Delaware, U.S. (owned 100% by Sapiens Americas Corporation)

DTI Information Technology (Shanghai) Corporation: incorporated in Shanghai (owned 100% by Delphi Technology Inc)

●	Sapiens Technologies (1982) Ltd.: incorporated in Israel

○	Sapiens Deutschland GmbH: incorporated in Germany (owned 100% by Sapiens Technologies (1982) Ltd.)

■	Sapiens Deutschland Consulting GmbH & Co. KG: incorporated in Germany (owned 100% by Sapiens Deutschland GmbH and Sapiens B.V.)

■	sum.cumo GmbH: incorporated in Germany (owned 100% by Sapiens Deutschland GmbH)

○	IDIT Software Solutions (Sweden) AB: incorporated in Sweden, owned 100% by Sapiens Technologies (1982) Ltd.)

○	Sapiens Software Solutions (IDIT) Ltd., or Sapiens IDIT: incorporated in Israel (owned 100% by Sapiens Technologies (1982) Ltd.)

■	IDIT Europe: incorporated in Belgium (owned 100% by Sapiens IDIT)

○	Sapiens Software Solutions (Life and Pension) Ltd., or Sapiens L&P: incorporated in Israel (owned 100% by Sapiens Technologies (1982) Ltd.)

■	Neuralmatic Ltd.: incorporated in Israel (owned 66% by Sapiens L&P)

■	Sapiens NA Insurance Solutions Inc.: incorporated in Delaware, US (owned 100% by Sapiens L&P)

■	Sapiens (UK) Insurance Software Solutions Limited: incorporated in the UK (owned 100% by Sapiens L&P))

●	Formula Insurance Solutions France (F.I.S France): incorporated in France (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

●	Sapiens Software Solutions (Australia) PTY. Ltd.(Former FIS- AU Pty Limited: incorporated in Australia (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

●	Sapiens SA (PTY) Ltd.: incorporated in South Africa (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

●	Sapiens Software Solutions (Norway) AS): incorporated in Norway (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

●	IDIT Software solutions Portugal: incorporated in Portugal (owned 100% by Sapiens Technologies (1982) Ltd.)

■	Sapiens Software Solutions Denmark ApS: incorporated in Denmark (owned 100% by Sapiens Technologies (1982) Ltd.)

○	Thor Denmark Holding ApS: incorporated in Denmark (owned 100% by Sapiens Software Solutions Denmark ApS)

■	TIA Technology A/S: incorporated in Denmark (owned 100% by Thor Denmark Holding ApS)

●	Tia Technology UAB (Lithuania): incorporated in Lithuania (owned 100% by TIA Technology A/S)

●	Tia South Africa (Pty) Ltd: incorporated in South Africa (owned 100% by TIA Technology A/S)

○	Sapiens Software Solutions (Decision) Ltd., or Sapiens Decision: incorporated in Israel (owned 92.89% by Sapiens Technologies (1982) Ltd.)

■	Sapiens (UK) Decision Limited: incorporated in the U.K. (owned 100% by Sapiens Decision)

■	Sapiens Decision NA Inc.: incorporated in Delaware (owned 100% by Sapiens Decision)

■	Knowledge Partners International LLC, or KPI: incorporated in Delaware (owned 100% by Sapiens Decision NA Inc.)

○	Sapiens Technologies (1982) India Private Limited (formerly Ibexi Solutions Private Limited): incorporated in India (owned 100% by Sapiens Technologies (1982) Ltd. and Sapiens Software Solutions (IDIT) Ltd.)

■	Sapiens Software Solutions (Singapore) PTE. LTD (formerly Ibexi Solutions Pte Limited): incorporated in Singapore (owned 100% by Sapiens Technologies (1982) India Private Limited)

○	Sapiens Software Solutions (Poland) Sp. z o.o. (formerly Insseco Sp. z o.o.): incorporated in Poland (owned 100% by Sapiens Technologies (1982) Ltd.)

○	Sapiens Software Solutions Istanbul YAZILIM HİZMETLERİ İÇ VE DIŞ TİCARET ANONİM ŞİRKETİ: incorporated in Turkey (owned 100% by Sapiens Technologies (1982) Ltd.)

○	LLC Sapiens Software Solutions (Latvia) (formerly KnowledgePrice.com): incorporated in Latvia (owned 100% by Sapiens Technologies (1982) Ltd.)

○	Tiful Gemel Ltd.: incorporated in Israel (owned 75% by Sapiens Technologies (1982) Ltd

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

Asseco holds a controlling interest in Formula Systems (1985) Ltd., or Formula (NASDAQ: FORTY and TASE: FORT). Based on information provided to the Company by Formula, Formula held 24,029,094 of our Common Shares, or approximately 43.9% of our outstanding Common Shares, as of March 31, 2020. As of March 31, 2020, Asseco held 25.6% of the outstanding share capital of Formula. In addition, under its October 2017 shareholders agreement with our Chairman of the Board, Asseco has been granted an irrecoverable proxy to vote an additional 1,817,973 ordinary shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 37.5% of Formula’s outstanding ordinary shares.

Based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us.

D.	Property, Plants and Equipment.

We lease office space, constituting our primary office locations, in the following countries: Israel, the United States, India, Poland, the United Kingdom, Latvia, China, Canada Germany, Spain, Lithuania and Denmark. The lease terms for the spaces that we currently occupy are generally three to ten years. Based on our current occupancy, we lease (except for owned real property indicated below) the following amount of office space in the following locations, which constitute our primary locations:

●	Israel – approximately 116,247 square feet (115,687 square feet that we use – 6,021 square feet is subleased);

●	United States – approximately 100,670 square feet*;

●	India – approximately 213,598 square feet;

●	Poland – approximately 22,431 square feet;

●	United Kingdom – approximately 7,366 square feet;

●	Latvia – approximately 14,446 square feet;

●	China – approximately 12,137 square feet;

●	Spain – approximately 7,569 square feet;

●	Germany – approximately 32,249 square feet;

●	Denmark – approximately 20,844 square feet

●	Lithuania – approximately 17,655 square feet

*	5,600 square feet of such office space in the United States constitutes owned real property.

Our Israeli offices house our corporate headquarters, as well as our core delivery research and development activities. As of December 31, 2020, the lease at our Israeli facility is for a term of in excess of three remaining years, and we have an option to extend the term for an additional five years. In 2020, our rental costs totaled $10 million, in the aggregate, for all of our leased offices. We believe that our existing facilities are adequate for our current needs.

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

Results of Operations

The following tables set forth certain data from our results of operations for the years ended December 31, 2018, 2019 and 2020, as well as such data as a percentage of our revenues for those years. The data has been derived from our audited consolidated financial statements included in this annual report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this annual report.

The below tables provide data for each of the years ended December 31, 2018, 2019 and 2020. However, the below discussion of our results of operations omits a comparison of our results for the years ended December 31, 2018 and 2019. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” in our Annual Report on Form 20-F for the year ended December 31, 2019, which we filed with the SEC on April 7, 2020.

Statement of Income Data

(U.S. dollars, in thousands, except share and per share data)

	For the year ended December 31,
	2018	2019	2020
Revenues	$289,707	$325,674	$382,903
Cost of revenues	180,138	196,153	226,929
Gross profit	109,569	129,521	155,974
Operating expenses:
Research and development	34,414	37,378	41,358
Selling, marketing, general and administrative	52,133	54,274	69,613
Total operating expenses	86,547	91,652	110,971
Operating income	23,022	37,869	45,003
Financial expense, net	(3,991)	(2,768)	(3,805)
Income before taxes on income	19,031	35,101	41,198
Taxes on income	5,031	8,610	7,041
Net income	14,000	26,491	34,157
Attributed to non-controlling interests	215	244	382
Net income attributable to Sapiens’ shareholders	$13,785	$26,247	$33,775

Statement of Income Data

(as a Percentage of Revenues)

	For the year ended December 31,
	2018	2019	2020
Revenues	100%	100%	100%
Cost of revenues	62.2%	60.2%	59.3%
Gross profit	37.8%	39.8%	40.7%
Operating expenses:
Research and development	11.9%	11.4%	10.8%
Selling, marketing, general and administrative	18%	16.7%	18.2%
Total operating expenses	29.9%	28.1%	29%
Operating income	7.9%	11.6%	11.7%
Financial expense, net	1.4%	0.8%	1%
Income (loss) before taxes on income (tax benefit)	6.6%	10.8%	10.7%
Taxes on income (tax benefit)	1.7%	2.6%	1.8%
Net income	4.8%	8.2%	8.9%
Attributed to non-controlling interests	0.1%	0.1%	0.1%
Attributed to redeemable non-controlling interest	-%	-%	0.0%
Net income attributable to Sapiens’ shareholders	4.7%	8.1%	8.8%

Comparison of the years ended December 31, 2019 and 2020

Revenues

Please refer to “Critical Accounting Policies and Estimates” below in this Item 5.A for a description of our accounting policies related to revenue recognition.

Our overall revenues increased by $57.2 million, or 17.6%, to $382.9 million for the year ended December 31, 2020 from $325.7 million for the year ended December 31, 2019, as shown in the table below:

	Year ended December 31, 2019	Year-over- year change	Year ended December 31, 2020
($ in thousands)	$325,674	17.6%	$382,903

Revenues are derived primarily from implementation of our solutions and post-implementation services such as ongoing support and maintenance and professional services as part of an overall solution that we offer to our customers. The net increase in revenues of approximately $57.2 million for the year ended December 31, 2020 was primarily attributable to our core business growth, mainly in the P&C business, as well as additional revenues from acquired entities, which contributed $30.5 million towards that increase, primarily from the acquisition of sum.cumo, which was completed in February 2020, the acquisition of Delphi, which was completed in July 2020, the acquisition of TIA, which was completed in November 2020, and the acquisition of Calculo, which was completed in September 2019, and the revenues from which were included for a full-year in 2020 (as opposed to 3 months in 2019). In 2019 and 2020, our largest customer accounted for 4.5% and 4.1%, respectively, of our consolidated revenues.

Revenues by geographical region

The dollar amount and percentage of our revenues attributable to each of the geographical regions in which we conduct our operations for the years ended December 31, 2019 and 2020, respectively, as well as the percentage change between such periods, were as follows:

	Year ended December 31, 2019		Year-over- year	Year ended December 31, 2020
($ in thousands)	Revenues	Percentage	change	Revenues	Percentage
Geographical region
North America*	$163,565	50.2%	14.5%	187,258	48.9%
Europe**	133,851	41.1%	29.0%	172,660	45.1%
Rest of the world	28,258	8.7%	(18.7%)	22,985	6.0%
Total	$325,674	100%	17.6%	382,903	100%

*	Revenues from North America that are shown in the above table consist of revenues from the United States, plus approximately $0.5 million and $0.6 million of revenues generated in Canada in the years ended December 31, 2019 and 2020, respectively.
**	Revenues from Europe include revenues from the United Kingdom, or UK, Israel and other European countries.
Revenues from the UK amounted to $41.1 million and $40.8 million during the years ended December 31, 2019 and 2020, respectively.

Our revenues in North America increased by $23.7 million, or 14.5%, to $187.2 million for the year ended December 31, 2020 from $163.6 million for the year ended December 31, 2019. That increase was comprised of additional revenues attributable to the acquisition of Delphi, which acquisition was completed in November 2020 and which contributed $6.3 million to the increase. An additional increase of $17.4 million in revenues was attributable to our core business growth, mainly in the P&C business in North America.

Our revenues in Europe increased by $38.7 million, or 28.9%, to $172.5 million in the year ended December 31, 2020 from $133.9 million in the year ended December 31, 2019. The increase was primarily attributable to the acquisitions of sum.cumo and TIA, which acquisitions were completed in February and November 2020, respectively, and which contributed $15.2 million and $2.5 million, respectively to the increase. Furthermore, the acquisition of Calculo, which was completed in September 2019, and the revenues from which were included for a full-year in 2020 (as opposed to 3 months in 2019), contributed $6.3 million towards the increase. The remainder of the increase is attributable to our core business growth, in both the P&C and L&P businesses.

Our revenues in the rest of the world decreased by $5.3 million, or 18.7%, to $23.0 million in the year ended December 31, 2020 from $28.3 million in the year ended December 31, 2019. The decrease was primarily attributable to several projects which went live in 2019, from which there were reduced revenues in 2020.

Cost of Revenues

Our cost of revenues for the years ended December 31, 2019 and 2020, respectively (both in absolute terms and as a percentage of our overall revenues), as well as the percentage change between those years, are provided in the below table:

($ in thousands)	Year ended December 31, 2019	Year-over- year change	Year ended December 31, 2020
Cost of revenues	$196,153	15.7%	$226,929
Cost of revenues as a percentage of revenues	60.2%		59.3%

Cost of revenues consist primarily of costs associated with providing services to customers, including compensation expense to employees and subcontractors, travel expenses, as well as amortization of acquired technologies and depreciation. Our cost of revenues increased by $30.8 million, or 15.7%, to $226.9 million for the year ended December 31, 2020, as compared to $196.1 million for the year ended December 31, 2019. The increase in absolute cost of revenues of $30.8 million was primarily attributable to costs from newly acquired entities in the amount of $25.1 million. The remainder of the increase is attributable to costs related to our need to support our overall organic core business growth, which was mainly comprised of compensation expense to employees and subcontractors in the amount of $12.3 million. Cost of revenues decreased as a percentage of our revenues during the year ended December 31, 2020, to 59.3%, as compared to 60.2% during the year ended December 31, 2019. The 0.9% decrease in the cost of revenues as a percentage of our revenues was primarily attributable to our continuous implementation of cost-efficiency measures, as well as a further increase in our offshore activities.

Gross profit

Our gross profit for the years ended December 31, 2019 and 2020, respectively (both in absolute terms and as a percentage of our overall revenues), as well as the percentage change between those periods, are provided in the below table:

($ in thousands)	Year ended December 31, 2019	Year over- year change	Year ended December 31, 2020
Gross profit	$129,521	20.4%	$155,974
Gross profit as a percentage of revenues	39.8%		40.7%

Our gross profit increased by $26.5 million, or 20.4%, to $155.9 million for the year ended December 31, 2020, as compared to $129.5 million for the year ended December 31, 2019. This increase was primarily attributable to the absolute increase in our revenues by $57.2 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Moreover, the increase can be further attributed to the increase in gross margin by 0.9% from 2019 to 2020 which originated from our continuous implementation of cost-efficiency measures, as well as a further increase in our offshore activities. The increase in gross profit as a percentage of revenues for the year ended December 31, 2020 was due to the factors described above.

Operating expenses

The amount of each category of operating expense for the years ended December 31, 2019 and 2020, respectively, as well as the percentage change in each such expense category between such periods, and the percentage of our revenues constituted by our total operating expenses in each such period, is provided in the below table:

($ in thousands)	Year ended December 31, 2019	Year-over- year change	Year ended December 31, 2020
Research and development, net	$37,378	10.6%	$41,358
Selling, marketing, general and administrative	54,274	28.3%	69,613
Total operating expenses	$91,652	21.1%	$110,971
Percentage of total revenues	28.1%		29%

Research and development, or R&D, expenses are primarily comprised of compensation expense to employees and subcontractors, net of capitalization of software development costs. Our gross research and development expenses (before capitalization of eligible software development costs) for the year ended December 31, 2020 totaled $47.1 million compared to $43.0 million in the year ended December 31, 2019. That increase of $4.1 million, or 9.5%, was primarily attributable to the R&D expenses of newly acquired entities in the amount of $3.2 million. Moreover, the increase can further be attributed to our investment in R&D during 2020, particularly in our P&C and Digital offerings. Capitalization of software development costs accounted for a reduction of $5.8 million in our research and development expenses, net for the year ended December 31, 2020, compared to a reduction of $5.7 million in the year ended December 31, 2019, constituting an insignificant change from 2019 to 2020.

Selling, marketing, general and administrative, or SG&A, expenses, which are primarily comprised of compensation expenses for employees and subcontractors, were $69.6 million for the year ended December 31, 2020 compared to $54.3 million in the year ended December 31, 2019, representing an increase of $15.3 million. The increase is mainly attributable to the SG&A expenses of newly acquired entities, in the amount of $9.6 million. The increase can further be attributed to an increase in our acquisition-related, stock-based compensation and legal expenses in the amount of $3.1 million. Furthermore, the impact of COVID-19 resulted in a one-time loss contingency associated with our newly leased facility in India in the amount of $2.2 million. As a percentage of total revenues, our SG&A decreased from 18.7% in the year ended December 31, 2019, to 18.2% for the year ended December 31, 2020.

Operating income

Operating income and operating income as a percentage of total revenues for the years ended December 31, 2019 and 2020, respectively, as well as the percentage change in operating income between such periods, were as follows:

($ in thousands)	Year ended December 31, 2019	Year-over- year change	Year ended December 31, 2020
Operating income	$37,869	18.8%	$45,003
Percentage of total revenues	11.6%		11.7%

The increase in our operating income during the year ended December 31, 2020 relative to the year ended December 31, 2019 as an absolute amount, and the increase in operating income as a percentage of our revenues, as reflected in the above table, were attributable to the various gross profit and operating expenses trends described above, most significantly the increase in our revenues, as well as the increase in our offshore activities, our continuous implementation of cost-efficiency measures during 2020, and decreases in our expenses due to the COVID-19 pandemic (mainly, savings on travel-related expenses), all of which contributed to our increased profitability in 2020, offset, in part, by lower profitability of our acquired entities.

Financial expenses, net

The amount of our financial expenses, net, for the years ended December 31, 2019 and 2020, respectively, and the percentage of our revenues for those respective periods constituted by such amounts, as well as the percentage change in such amounts between such periods, were as follows:

($ in thousands)	Year ended December 31, 2019	Year-over- year change	Year ended December 31, 2020
Financial expense, net	$2,768	37.5%	$3,805
Percentage of total revenues	0.8%		1.0%

Financial expenses, net, were $3.8 million for the year ended December 31, 2020 compared to financial expenses of $2.8 million in the year ended December 31, 2019.

The increase in financial expenses in 2020 was primarily related to an increase in the outstanding amount of our Series B Debentures, due to our issuance of an additional approximately $60 million of those debentures in a June 2020 public offering in Israel, which resulted in an increase of $0.8 million of interest expenses during 2020.

Taxes on income

Taxes on income, both as a dollar value and as a percentage of income before taxes on income, for the years ended December 31, 2019 and 2020, respectively, as well as the percentage change in the amount of taxes on income between such periods, were as follows:

($ in thousands)	Year ended December 31, 2019	Year-over- year change	Year ended December 31, 2020
Taxes on income	$8,610	-32.0%	$7,041
As a percentage of income before taxes on income	24.5%		17.1%

In 2020, we recognized a net tax on income of $7.0 million, compared to $8.6 million in 2019. The decrease in taxes on income was primarily attributable to a decrease in our effective tax rate in Israel, as a result of the fact that starting in 2020 the Company is eligible for a reduced tax rate on the majority of its taxable income in Israel under the SPTE regime (eligible for a 6% tax rate, instead of a 12% tax rate in 2019). This factor was partially offset by an increase in the taxable income in 2020 relative to 2019.

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

Net income attributable to Sapiens shareholders

The amount of net income attributable to Sapiens shareholders and such amount as a percentage of revenues for the years ended December 31, 2019 and 2020, respectively, as well as the percentage change in net income attributable to Sapiens shareholders between such periods, were as follows:

($ in thousands)	Year ended December 31, 2019	Year-over- year change	Year ended December 31, 2020
Net income attributable to Sapiens shareholders	$26,247	28.7%	$33,775
Percentage of total revenues	8.1%		8.8%

As a percentage of total revenues, our net income attributable to Sapiens shareholders increased from 8.1% in the year ended December 31, 2019 to 8.8% for the year ended December 31, 2020, reflecting the cumulative effect of all of the above-described line items from our statements of income.

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

Revenues from contracts (either fixed price or Time and Materials (T&M)) that involve significant implementation, customization, or integration of the Company’s software license to customer-specific requirements are performance obligations that are satisfied over time. The underlying deliverable is owned and controlled by the customer, and does not create an asset with an alternative use to the Company. In addition, the entity has enforceable right to payment for performance completed to date. Accordingly, the Company recognizes revenue on such contracts over time, using the percentage of completion accounting method. The Company recognizes revenue and gross profit as the work is performed, based on a ratio between actual costs incurred compared to the total estimated costs for the contract. Determining the projected labor costs requires understanding the project-specific circumstances, including the specific terms and conditions of each complex contract, changes to the project schedule, and complexity of the project. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses become probable, in the amount of the estimated loss on the entire contract.

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

Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions paid for initial contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized over an expected period of benefit. Sales commissions on initial contracts, which are commensurate with sales commissions paid for renewal contracts, are capitalized and then amortized correspondingly to the recognized revenue of the related initial contracts. Sales commissions for renewal contracts are capitalized and then amortized on a straight line basis over the related contractual renewal period. If the expected amortization period is one-year or less, the commission fee is expensed as incurred. Amortization expense related to these costs are included in selling, marketing, general and administrative expenses.

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

Goodwill, long lived assets and other identifiable intangible assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, “Intangibles - Goodwill and Other”, goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company operates in a total of four reporting units: P&C, L&P, IPEL and Decision.

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

Based on our annual impairment test during the fourth quarter of each of 2018, 2019 and 2020, no impairment to our goodwill was required.

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

As of December 31, 2020, we had a total of $363.6 million of goodwill and intangible assets, of which $24.4 million were attributable to capitalized software development costs, and the remainder of which were acquired as part of our prior acquisitions.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on their taxable income. As of 2018 and thereafter, the corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from an AE, BE, PFE, PTE or an SPTE, in each case, as defined and further discussed below, may be considerably lower. See “Law for the Encouragement of Capital Investments” in this Item 5.A below. In addition, Israeli companies are currently subject to regular corporate tax rate on their capital gains.

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

We have received a tax ruling from the ITA valid until December 31, 2020, according to which dividends paid to Israeli shareholders who are individuals and to non-Israeli shareholders (individuals and corporations) will be subject to withholding tax at source at the rate of 25% and in the case of Israeli resident corporations— 0%, regardless of the source of the dividends. We cannot guarantee that the tax ruling will be extended.

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a PTE and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as Preferred Technology Income, or PTI, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a PTE located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain Benefited Intangible Assets (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israeli Innovation Authority (previously known as the Israeli Office of the Chief Scientist) (referred to as IIA).

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as an SPTE (an enterprise for which, among others, total consolidated revenues of its parent company and all subsidiaries is at least NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on PTI regardless of the company’s geographic location within Israel. In addition, an SPTE will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA.

We have received the tax ruling under which dividends paid to Israeli shareholders who are individuals and to non-Israeli shareholders (individuals and corporations) will be subject to withholding tax at source at the rate of 25% and in case of Israeli resident corporations— 0%, regardless the source of the dividends. We cannot guarantee that the Ruling will be extended.

We examined the impact of the 2017 Amendment and the degree to which we will qualify as a PTE or SPTE, and the amount of PTI that we may have, or other benefits that we may receive, from the 2017 Amendment. Beginning in 2017, part of the Company’s taxable income in Israel is entitled to a preferred 12% tax rate under the 2017 Amendment. In addition, from 2019 onwards, we are considered an SPTE and are entitled to an SPTE tax rate of 6%, as described above.

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

Cash flows provided from operations were $66.2 million and $58.3 million during the years ended December 31, 2019 and 2020, respectively. We used $41.9 million and $127.8 million of cash in investing activities during the years ended December 31, 2019 and 2020, respectively. We used $20.7 million and generated $156.5 million of cash in financing activities during the years ended December 31, 2019 and 2020, respectively. As of December 31, 2019 and 2020, we had $66.3 million and $152.6 million, respectively, of cash and cash equivalents, and $42.3 million and $122.6 million, respectively, of working capital.

We expect that we will continue to generate positive cash flows from operations on an annual basis, although this may fluctuate significantly on a quarterly basis. We believe that based on our current operating forecast, the combination of existing working capital and expected cash flows from operations will be sufficient to finance our ongoing operations for the next twelve months.

Our future capital requirements will depend on many factors, including the rate of growth of our revenues, the expansion of our sales and marketing activities and the timing and extent of our spending to support our research and development efforts and expansion into other markets. Under our new dividend policy, we will distribute a dividend in an amount of up to 40% of our annual net profit (non-GAAP) each year to our shareholders. See “Item 8. Financial Information - Dividend Policy”. We may also seek to continue to invest in, or acquire complementary businesses, applications or technologies, as we did in 2020, when we acquired sum.cumo, Delphi and Tia. To the extent that existing cash and cash equivalents and cash from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

October 2020 U.S. Follow-On Public Offering

On October 20, 2020, we closed an underwritten follow-on public offering of 3,389,830 of our common shares at a public offering price of $29.50 per share, before underwriting discounts and commissions. We also granted the underwriters a 30-day option to purchase up to an additional 508,474 common shares at the public offering price, less underwriting discounts and commissions, which option was exercised in full. In total, we raised net proceeds of approximately $108.7 million from the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Secured Credit Agreement

On March 18, 2020, we entered into a secured credit agreement with HSBC Bank plc. Pursuant to the credit agreement, we borrowed $20 million, for a one-year term. We repaid that loan with proceeds that we received from our June 2020 Series B Debenture offering, which is described below under “Israeli Public Offerings and Private Placement of Debentures”. Please also see Note [19(b)] to our financial statements included under Item 18 below.

Israeli Public Offerings and Private Placement of Debentures

In September 2017, we published with the Israeli Securities Authority, or the ISA, and the Tel Aviv Stock Exchange, or the TASE, a shelf offering report for an offering of a new series of debentures—Series B, unsecured, non-convertible debentures, or the Series B Debentures— in Israel, which offering included institutional and public bid processes. In June 2020, we filed a supplemental shelf offering report for a public offering of additional Series B Debentures, which were subject to identical terms as the Series B Debentures offered in 2017. Pursuant to the two offerings, we offered, issued and sold totals of 234,144 units and 210,000 units of Series B Debentures of principal amount of NIS 1,000 each for aggregate gross proceeds of approximately NIS 234.14 million (approximately $66.2 million) and NIS 210 million (approximately $60.3 million), respectively.

Immediately following the September 2017 public offering, we entered into agreements with Israeli accredited investors for the private placement to those investors, in Israel, of an additional NIS 45.86 million (approximately $12.96 million) principal amount of Series B Debentures. The Series B Debentures were sold in the private placement at a price of NIS 995.5 for each NIS 1,000 principal amount, thereby generating approximately NIS 45.65 million ($12.9 million) of additional proceeds for our company.

As of March 1, 2021, there is NIS 350 million (approximately $100 million) principal amount of Series B Debentures outstanding, all of which trade on the TASE in units of NIS 1,000 principal amount each.

The outstanding principal amount of the Series B Debentures is linked to the US dollar and bears interest at an annual rate of 3.37%, payable on a semi-annual basis (on January 1 and July 1). In the case of the Series B Debentures sold in 2017, the semi-annual interest payment dates run from 2018 through 2025 (inclusive), with one final interest payment on January 1, 2026. In the case of the Series B Debentures sold in 2020, the semi-annual interest payment dates run from 2021 through 2025, also with one final interest payment due on January 1, 2026. The principal of the Series B Debentures is payable in equal annual payments, on January 1 of each year. In the case of the September 2017 Series B Debentures, those payments began on January 1, 2019, and will be completed on January 1, 2026. The principal due under the June 2020 Series B Debentures will be repaid based on a shorter schedule, with proportionately larger annual principal payments to be made commencing on January 1, 2021 and concluding on January 1, 2026. The first three principal installments for the September 2017 Series B Debentures, in amounts of $9.9 million each, were paid on January 1, 2019, 2020 and 2021, while the first principal payment of $9.9 million for the June 2020 Series B Debentures was made on January 1, 2021.

In connection with our offerings of the Series B Debentures, we received from S&P Maalot (a subsidiary of S&P Global) a corporate credit rating and a rating for the Series B Debentures, which S&P Maalot affirmed, as of July 2019 and 2018, and as of May 31, 2020, as ilA+, with stable outlook.

We have been using, and expect to continue to use, the net proceeds from the Series B Debentures for general corporate purposes, including repayment of our long-term loan that was outstanding during 2017, repayment of our $20 million one-year term loan from HSBC Bank plc, financing our operating and investment activities, and financing our acquisitions.

Cash Flows

Comparison of the years ended December 31, 2019 and 2020

The following tables summarize the sources and uses of our cash in the years ended December 31, 2019 and 2020:

	Year ended December 31,
	2019	2020
	(in thousands US$)
Net cash provided from operating activities	$66,157	$58,255
Net cash used in investing activities	(41,868)	(127,788)
Net cash provided by (used in) financing activities	(20,654)	156,506

Operating Activities

We derived positive cash flows from operating activities of $66.2 million and $58.3 million during the years ended December 31, 2019 and 2020, respectively. This decrease in cash flows provided by operating activities for the year ended December 31, 2020 relative to the year ended December 31, 2019 resulted primarily from a decrease in our collection from customers in an amount of $15.4 million compared to 2019, during which we collected a particularly high amount from customers during the last quarter. This was offset, in part, by an increase in net income of $7.7 million, from $26.5 million in 2019 to $34.2 million in 2020, which was due to the factors described above.

Investing Activities

Net cash used in investing activities increased to $127.8 million for the year ended December 31, 2020, compared to $41.9 million in the year ended December 31, 2019, primarily due to an increase of $107.5 million in payments for business acquisitions, net of cash acquired. The majority of this amount is attributable to the acquisition of Tia in the amount of $73.8 million. This increase was offset, in part, by a decrease in our investments in deposits in the amount of $16.5 million.

Financing Activities

We generated $156.5 million of cash during the year ended December 31, 2020 from financing activities, as compared to using $20.7 million of cash in the year ended December 31, 2019. Cash derived from financing activities in the year ended December 31, 2020, was primarily attributable to the approximately $60.3 million of net proceeds that we raised from our offering of additional Series B Debentures on the TASE in June 2020 and approximately $108.7 million of net proceeds that we raised from our follow-on offering in the U.S. in October 2020. These amounts were offset, in part, by our payment of the second installment of principal owed under the Series B Debentures which were issued in September 2017, in an amount of $9.9 million, on January 1, 2020.

C.	Research and Development, Patents and Licenses, etc.

See the caption titled “Research and Development” in part A. “Operating Results” of this Item 5 above for a description of our R&D policies and amounts expended thereon during the last two fiscal years.

D.	Trend Information

Trends Impacting Our Industry and Our Business

COVID-19

There are various sales and marketing trends that influence our business. As of the date of this Form 20-F, the COVID-19 (coronavirus) global pandemic has been significantly impacting the global economy for approximately one year already. The vast majority of governments have adopted various restrictions that impact economic activity, including restrictions on travel and public gatherings, and the closing of schools.

Gartner, a leading global research and advisory company, has stated in its “2021 CIO Agenda: An Insurance Perspective” published on November 11, 2020 by Kimberly Harris-Ferrante, that while 2020 was tough for P&C and life insurance, the 2021 Gartner CIO Survey shows optimism for CX, investment in technologies and stronger approaches to digital insurance. Gartner recommends that CIOs should look beyond obvious pandemic impacts and adjust digital strategies for long-term impacts as the industry changes.

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

Other Trends

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

Property & Casualty Market

Property & casualty insurance protects policyholders against a range of losses on items of value. P&C insurance includes the personal segment, which is insurance coverage for individuals, with products such as motor, home, personal property and travel; the commercial segment, covering aspects of commercial activity, such as commercial property, car fleets, cyber and professional liability; and specialty lines, covering unique domains, such as marine, art and credit insurance. This market also includes workers’ compensation for market carriers, administrators and state funds, and Medical Professional Liability for health care professionals.

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

To achieve efficiency, business owners must assume ownership of the business logic and possess the ability to define, modify, standardize and reuse it across the organization. Business logic is defined today by business owners and compliance officers, but IT departments translate the requirements into code. This process raises several key challenges: 1) the result does not always accurately reflect the business requirements; 2) the new requirements might conflict with, or override, previous requirements; 3) the changes can take a long time and, 4) the entire process is not fully audited. These gaps often create an inefficient and risk-exposed organization.

E.	Off-Balance Sheet Arrangements

We have not engaged in nor been a party to any off-balance sheet transactions.

F.	Contractual Obligations

The following table sets forth information on our short-term and long-term contractual obligations as at December 31, 2020.

	Payments due by period
	Total	Less than 1 year	1 to 3 Years	3 to 5 years	Over 5 years
	(in thousands)
Accrued severance pay, net (1)	$3,004	$-	$-	$-	$3,004
Operating leases	69,986	10,113	28,156	21,549	10,168
Liability to the Innovation Authority (2)	260	260	-	-	-
Series B Debentures (3)	118,778	19,796	59,389	39,593	-
Contingent payment obligations – acquisitions (4)	3,051	2,039	1,011	-	-
Total Contractual Cash Obligations	$195,079	$32,208	$88,556	$61,142	$13,172

(1)	Accrued severance pay relates to accrued severance obligations mainly to our Israeli employees as required under Israeli labor law. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.
(2)	Does not include contingent liabilities to the Innovation Authority of approximately $6.0 million as described in Note 11(a) to our consolidated financial statements contained elsewhere in this annual report.
(3)	Future principal payments for the Series B Debentures without interest.
(4)	Contingent payment obligations for our acquisitions do not include contingent payments in an amount of up to $3.7 million, in the aggregate, that are subject to continued employment by the recipients thereof.

The total amount of unrecognized tax benefits for uncertain tax positions was $7.2 million as of December 31, 2020. Payment of these obligations would result from settlements with taxing authorities. Due to the uncertainties related to those tax matters, we are currently unable to make a reasonably reliable estimate of when cash settlement with a relevant tax authority will occur. See Note 12(i) to our consolidated financial statements contained elsewhere in this annual report, as of December 31, 2020.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table and below biographies set forth certain information regarding the current executive officers and directors of the Company as of March 1, 2021.

Name	Age	Position
Guy Bernstein	53	Chairman of the Board of Directors
Roni Al-Dor	60	President, Chief Executive Officer and Director
Naamit Salomon	57	Director
Yacov Elinav (1)	76	Director
Uzi Netanel (1)	85	Director
Eyal Ben Chlouche (1)	59	Director
Roni Giladi	50	Chief Financial Officer

(1)	Member of Audit Committee

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

Our Chairman, Guy Bernstein, serves as the Chief Executive Officer of Formula and as a director of Asseco. In addition, Ms. Salomon, another Board member of ours, who served as an executive officer of Formula until December 2009, is a member of the Board of Directors of our affiliate Magic Software Enterprises Ltd. Formula directly owns (as of March 31, 2020) approximately 43.9% of our currently outstanding Common Shares, and Asseco holds 25.6% of the outstanding share capital of Formula, as well as the power to vote an additional 1,817,973 ordinary shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 37.5% of Formula’s outstanding ordinary shares.

B.	Compensation of Directors and Officers

The aggregate amount of compensation paid by us, or accrued by us, for all directors and executive officers as a group for services in all capacities with respect to the fiscal year ended December 31, 2020 was $2,312 million, which includes amounts set aside or accrued to provide cash bonuses, pension, retirement or similar benefits.

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

We paid with respect to 2020 fees of approximately $0.2 million, in the aggregate, to all of our independent directors (except to our Chairman of the Board, as described below), in respect of their service on our Board of Directors, including for attending or participating in meetings of the Board of Directors and its committees, and for participating in Board action taken via unanimous written consent. Such fees were set in accordance with the rates paid to “external directors” under the Israeli Companies Law 5759-1999. Although we are not an Israeli company and are not subject to the Israeli Companies Law, we deem certain standards of that body of law (including compensation to Board members) relevant to a company such as ours. In addition to fees paid to our other independent directors, we also paid approximately $33,000 to Formula in respect of the service of its Chief Executive Officer, Guy Bernstein, as our Chairman of the Board.

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

In February 2016, our Board of Directors approved the reservation of an additional 4,000,000 Common Shares for issuance under the 2011 Plan. As of December 31, 2020, 1,462,482 Common Shares were issuable upon the exercise of outstanding options under the 2011 Plan, at a weighted average exercise price of $14.26 per share, of which options to purchase 732,209 Common Shares had vested. 770,000 of such Common Shares were issuable upon the exercise of outstanding options held by our directors and executive officers. As of December 31, 2020, 2,610,136 Common Shares were available for future grant under the 2011 Plan.

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

As of December 31, 2020, we had a total of 3,438 employees, a 16% increase relative to the end of 2019.

The following table sets forth the number of our employees as of the end of each of the past three fiscal years, according to their geographic regions:

	Total Number of Employees as of December 31,
Geographic Region	2018	2019	2020
Israel	726	701	732
UK and Europe	358	533	733
North America	527	581	601
Asia Pacific	767	1,144	1,372
Total Employees	2,378	2,959	3,438

E.	Share Ownership

The number of our Common Shares beneficially owned by our directors and executive officers individually, and by our directors and executive officers as a group, as of March 1, 2021, is as follows:

	Shares Beneficially Owned
	Number		Percent (1)
Roni Al-Dor	915,849	(2)	1.6%
All directors and executive officers (3) as a group (7 persons, including Roni Al-Dor) (3)	270,000	(4)	0.5%

(1)	Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The percentages shown are based on 54,679,699 Common Shares outstanding (which excludes 2,328,296 Common Shares held in treasury) as of March 1, 2021, plus such number of Common Shares as the relevant person or group had the right to receive upon exercise of options that are exercisable within 60 days of March 1, 2021.

(2)	Includes options to purchase 500,000 Common Shares under the 2011 Plan at an exercise price ranging between $11.09 to $25.27 per share expiring no later than January 11, 2026, which are vested or will become vested within 60 days of March 1, 2021. See Item 6 - “Directors, Senior Management and Employees— Compensation of Directors and Officers”.
(3)	Each of our directors and executive officers who is not separately identified in the above table beneficially owns less than 1% of our outstanding Common Shares (including options to purchase Common Shares held by each such party that are vested or will vest within 60 days of March 1, 2021) and has therefore not been separately identified.
(4)	Includes options to purchase 270,000 Common Shares at exercise prices ranging from $8.97 to $11.09 per share, which are vested or will become vested within 60 days of March 1, 2021.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders.

The following table sets forth, as of March 1, 2021, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person known by the Company to own beneficially more than 5% of the outstanding Common Shares, based on information provided to us by the holders or disclosed in public filings of the shareholders with the Securities and Exchange Commission.

We determine beneficial ownership of shares under the rules of Form 20-F promulgated by the SEC and include any Common Shares over which a person possesses sole or shared voting or investment power, or the right to receive the economic benefit of ownership, or for which a person has the right to acquire any such beneficial ownership at any time within 60 days.

	Shares Beneficially Owned
Name and Address	Number		Percent(1)
Formula Systems (1985) Ltd. 5 HaPlada Street Or Yehuda 60218, Israel	24,029,094	(2)	43.9%
Harel Insurance Investments & Financial Services Ltd. Harel House; 3 Abba Hillel Street; Ramat Gan 52118, Israel	3,061,429	(3)	5.6%
The Phoenix Holdings Ltd. Derech Hashalom 53, Givataim, 53454, Israel.	2,769,493	(4)	5.1%

(1)	The percentages shown are based on 54,679,699 Common Shares outstanding (which excludes 2,328,296 Common Shares held in treasury) as of March 1, 2021.
(2)	The number of Common Shares shown as owned by Formula is based on information provided to the Company by Formula as of March 31, 2021. Also based on information provided to the Company, as of March 1, 2021, Asseco held 25.6% of the outstanding share capital of Formula. In addition, on October 4, 2017, Asseco entered into a shareholders agreement with our Chairman of the Board, under which agreement Asseco has been granted an irrecoverable proxy to vote an additional 1,817,973 ordinary shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 37.5% of Formula’s outstanding ordinary shares. The address of Asseco is Olchowa 14 35-322 Rzeszow, Poland.
(3)	Based on an amended Statement of Beneficial Ownership on Schedule 13G/A filed with the SEC on January 27, 2021. Of the 3,061,429 Common Shares reported as beneficially owned by Harel Insurance Investments & Financial Services Ltd., or Harel, (i) 2,935,022 Common Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 122,125Common Shares are held by third-party client accounts managed by subsidiaries of Harel as portfolio managers, each of which subsidiaries operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 4,282 Common Shares are beneficially held for Harel’s own account. Harel does not admit beneficial ownership of more than those 4,282 Common Shares.

(4)	Based on a Statement of Beneficial Ownership on Schedule 13G filed with the SEC on February 11, 2021. All of the Common Shares reported as beneficially owned by The Phoenix Holdings Ltd. are beneficially owned by various of its direct or indirect, majority or wholly-owned subsidiaries, or the Subsidiaries. The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holdings Ltd. disclaims beneficial ownership of all of those Common Shares.

To the best of our knowledge, each of the entities listed in the above table has sole voting and investment power with respect to all shares shown as beneficially owned by it, except to the extent described above.

Significant changes in holdings of major shareholders

From time to time, Formula has increased its beneficial shareholding in our Company through market purchases of additional Common Shares. Formula’s beneficial ownership of our Common Shares constituted 48.9% of our outstanding share capital as of the start of 2017. That beneficial ownership has been diluted down to 43.9% as of March 1, 2021, primarily as a result of our follow-on public offering that took place in September 2020, as well as various minor issuances related to stock options exercise of Common Shares that we have made.

Harel reported in an initial Schedule 13G filed on December 20, 2018 that it had become a significant shareholder of our company, having acquired 2,534,268 Common Shares, constituting 5.1% of our outstanding Common Shares, as of December 15, 2018. Its holdings have increased slightly to 5.1% and then 5.4% and 5.6% of our outstanding Common Shares, as of December 31, 2018, 2019 and 2020, as reported in its amended Schedule 13G filed on January 29, 2019, January 23, 2020 and January 27, 2021, respectively.

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

Our current significant shareholder, The Phoenix Holdings Ltd., reported in February 2021 that it had surpassed 5% holdings of our outstanding Common Shares (holding 5.1%) as of December 31, 2020.

Voting rights of major shareholders

The major shareholders disclosed above do not have different voting rights than other shareholders with respect to the Common Shares that they hold.

Holders of record

As of March 1, 2021, there were 55 holders of record of our Common Shares, including 41 holders of record with addresses in the United States who held a total of 47,017,878 Common Shares (out of which 47,009,506 Common Shares are held of record by CEDE & Co), representing approximately 86.0% of our issued and outstanding Common Shares. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, because many of these Common Shares were held of record by nominees (including CEDE & Co., as nominee for a large number of banks, brokers, institutions and underlying beneficial holders of our Common Shares). In particular, Formula, which held as of March 1, 2021 (in part as a record holder and in part as an underlying beneficial holder) 24,029,094 Common Shares, representing 43.9% of our issued and outstanding shares, is not a United States company.

Control of the Company

Based on Formula’s beneficial ownership of 43.9% of the outstanding Common Shares of the Company (as of March 1, 2021), and based on Asseco’s beneficial ownership of 25.6% (and, based on its shareholders agreement with our Chairman of the Board, beneficial ownership (voting power) over an aggregate of 37.5%) of the outstanding share capital of Formula also as of that date, both Formula and Asseco may be deemed to control the Company. We are unaware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B.	Related Party Transactions

Registration Rights Agreement with Major Shareholders

The description of the Registration Rights Agreement set forth in Item 10.C “Material Contracts” is incorporated by reference herein.

Fees Paid to Major Shareholder for Board Service of its Affiliate

We paid to our major shareholder, Formula, approximately $33,000 in respect of our share of the director fees of Guy Bernstein, our Chairman, for the year ended December 31, 2020. Mr. Bernstein serves as the Chief Executive Officer of Formula and a director of Asseco. Formula directly owns (as of March 1, 2021) approximately 43.9% of our currently outstanding Common Shares.

Additional Agreements and Transactions with Affiliated Companies of Formula and Asseco

During the year ended December 31, 2020, we paid to affiliated companies of Asseco approximately $8.5 million, in the aggregate, pursuant to services agreements that we have in place with those companies under which we receive services. In 2020, we also purchased from those affiliated companies an aggregate of approximately $0.3 million of hardware and software. Please see Note 14 to our audited consolidated financial statements included in Item 18 of this annual report for further information.

In addition, during 2020, our Polish subsidiary Sapiens Poland performed services as a sub-contractor on behalf of Asseco for clients of Asseco in a total amount of approximately $3.1 million. For historical reasons, Asseco issues invoices to those clients and then Sapiens in turn invoices Asseco on a back-to-back basis (with no margin to Asseco).

Further, we paid to Formula approximately $0.7 million (which is included in the $8.5 million paid to affiliated companies of Asseco described above) in respect of our share of its D&O insurance for each of our directors and officers for the period between March 1, 2020 and February 14, 2021.

Trade Payables and Receivables

As of December 31, 2020, we had trade payables balances due to, and trade receivables balances due from, our related parties in amounts of approximately $1.9 million and $1.2 million, respectively

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

Financial Statements

See our consolidated financial statements and related notes in Item 18.

Export Sales

In 2020, 93.5% of our revenues originated from customers located outside of Israel.

For information on our revenues breakdown by geographic region for the past three years, see Item 5.A, “Operating and Financial Review and Prospects— Operating Results— Comparison of the years ended December 31, 2019 and 2020— Revenues by geographical region” in this annual report, as well as Item 5.A, “Operating and Financial Review and Prospects— Operating Results— Comparison of the years ended December 31, 2018 and 2019— Revenues by geographical region” in our annual report on Form 20-F for the year ended December 31, 2019, which we filed with the SEC on April 7, 2020.

Legal Proceedings

From time to time, we are a party to various legal proceedings and claims that arise in the ordinary course of business. Currently, there are no such legal proceedings pending or threatened against us that we believe may have a significant effect on our financial condition or profitability.

Dividend Policy

In August 2019, our Board of Directors adopted a dividend policy. Under that policy, on an annual basis, after publishing our annual audited consolidated financial statements in our annual report on Form 20-F, our Board of Directors will announce the distribution of a cash dividend in an amount of up to 40% of our annual net profit (on a non-GAAP basis). Our Board of Directors may change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions and/or decide not to distribute a dividend. The distribution of dividends will be made in compliance with Cayman Islands law, the Memorandum and the Articles, as well as our contractual obligations. Since the adoption of this new dividend policy, we have declared cash dividends of $0.22 per share and $0.14 per share, or $11 million and $7 million, in the aggregate, which were paid in September 2019 and June 2020, respectively.

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

A. and C. Offer and Listing Details and Markets

Our Common Shares are listed on the NASDAQ Global Select Market and on the TASE under the symbol “SPNS”.

The closing price of our Common Shares on the NASDAQ Global Select Market on March 17, 2021, being the latest practicable date prior to publication of this annual report, was $32.77.

The closing price of our Common Shares on the TASE on March 17, 2021, being the latest practicable date prior to publication of this annual report, was NIS 106.5, or $32.38(as converted from NIS based on the NIS-U.S. dollar representative exchange rate reported by the Bank of Israel as of March 17, 2021).

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

Deed of Trust in Favor of Series B Debenture Holders

In connection with our Israeli public offering and private placement of NIS 280 million (approximately US $79.2 million), and Israeli public offering of NIS 220 million (approximately US $60 million), in principal amount of our Series B Debentures, in the aggregate, in September 2017 and June 2020, respectively (which debentures are traded on the TASE), we entered into a deed of trust with a trustee in favor of the debenture holders. In the deed of trust, we have agreed to repay the principal amount of the originally issued debentures (those issued in September 2017) in eight equal payments that will be paid once a year on January 1. For the debentures issued in June 2020, the payment dates remain the same, but due to the passage of the initial payment dates, the payments to be made on all remaining payment dates are proportionately greater. In the case of the September 2017 Series B Debentures and June 2020 Series B Debentures, the principal payments will therefore run from the years 2019 through 2026 (included), and the years 2021 through 2026 (included), respectively. We made the first three such principal payments on the September 2017 Series B Debentures on January 1, 2019, 2020 and 2021, and the first principal payment on the June 2020 Series B Debentures on January 1, 2021. The outstanding principal amounts bear interest at an annual rate of 3.37%, payable in half-yearly payments on January 1 and July 1 of each year. In the case of the September 2017 Series B Debentures, those interest payments have occurred and will occur in years 2018 through 2026 (included), while for the June 2020 Series B Debentures, those payments only began in 2021 but will conclude at the same time—in 2026. The principal and interest are payable in NIS, subject to adjustment in accordance with fluctuations in the exchange rate between the U.S. dollar and the NIS.

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

The deed of trust includes the following provisions:

●	A negative pledge, subject to certain exceptions

●	A covenant not to distribute dividends unless (i) our shareholders’ equity (not including minority interests) shall not be less than $160 million, (ii) our net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) does not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity, including minority interest), (iii) the amount of the dividend does not exceed our profits for the year ended December 31, 2016 and the first three quarters of the year ended December 31, 2017, plus 75% of our profits as of September 1, 2017 and up to the date of distribution, and (iv) no event of default shall have occurred

●	Financial covenants, including (i) the equity attributable to the shareholders of Sapiens (not including minority interests), as reported in our annual or quarterly financial statements, will not be less than $120 million, and (ii) Sapiens’ net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity, including minority interest)

As of December 31, 2020, we were in compliance with the foregoing financial covenants.

We also agreed to standard events of default under the deed of trust, together with the following specific events of default (among others):

●	Cross default, including following an immediate repayment initiated in relation to other indebtedness (other than non-recourse debt) in an amount that exceeds 5% of our total balance sheet

●	Suspension of trading of the debentures on the TASE over a period of 60 days, or the delisting of the debentures from the TASE

●	Failure to have the debentures rated over a period of 60 days;

●	If the rating of the debentures is less than BBB- by Standard and Poors Maalot or less than Baa3 by Midroog Ltd. or drops below an equivalent rating of another rating agency (as of May 31 2020, Standard and Poors Maalot has affirmed a rating of ilA+ for the debentures)

●	If there is a change in control without consent of the rating agency (a change of control is deemed to occur if Formula ceases the be the controlling shareholder of our company, whether directly or indirectly. Formula will be considered a controlling shareholder for so long as it continues to hold at least 25% of the means of control of our company (within the meaning of the Israeli Securities Law) and there is no other person or entity holding a higher percentage. To the extent that Formula holds such controlling interest jointly with others, it will be deemed to remain our controlling shareholder if it maintains the highest percentage ownership among such other shareholders)

●	The existence and continuation of a bankruptcy event involving our company, or the liquidation of our company or writing off of our assets

●	Our failure to comply with the above-described financial covenants for two consecutive quarters

●	There has been a material adverse change in the business of our company compared to the position of our company shortly before the issuance of the debentures and there is a material concern that we will not be able to pay our obligations under the debentures on time

●	If we distribute a dividend contrary to the above-described limitations on dividends

●	Breach of our undertakings regarding the issuance of additional Series B Debentures

●	The sale of 25% or more of our assets, or a change in the main sphere of our activity as a company

●	Failure to comply with the negative pledge covenant

Underwriting Agreement for October 2020 Follow-On Offering

We entered into an underwriting agreement, dated October 15, 2020, with Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Jefferies LLC, as representatives of the several underwriters named therein, for the underwritten primary follow-on offering, by the underwriters, of 3,389,830 of our common shares, plus an additional 508,474 common shares pursuant to a 30-day option granted to the underwriters by our company that was exercised in full. We received approximately [$108.7 million] of net proceeds from the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of those liabilities.

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

In some instances where our shareholders may be liable for Israeli tax on the sale of their Common Shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Taxes Applicable to Dividends

Israeli Resident Shareholders

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our common shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period. The Company received a tax ruling according to which dividends paid to Israeli shareholders who are individuals will be subject to withholding tax at source at the rate of 25% and in case of an Israeli resident corporations— 0%, regardless the source of the dividends. We cannot guarantee that the tax ruling will be extended.

Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on shares of Israeli resident corporations (like our common shares). According to the tax ruling referenced above, such dividends are subject to withholding tax at the rate of 0%.

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our Common Shares, at the rate of 25% or 30% (if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period). The Company received a tax ruling according to which dividends paid to non- Israeli shareholders (individuals and corporations) will be subject to withholding tax at source at the rate of 25%. We cannot guarantee that the tax ruling will be extended

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and (iii) the taxpayer is not obliged to pay excess tax (as further explained below).

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 651,600 for 2020 (approximately $0.2 million), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, individual retirement and tax-deferred accounts, certain former citizens or long-term residents of the U.S., tax-exempt organizations, financial institutions, “financial service entities” or who own, directly, indirectly or constructively, 10% or more of the vote or value of the our outstanding shares, U.S. holders holding our Common Shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that acquired our Common Shares upon the exercise of employee stock options or otherwise as compensation, and U.S holders who are persons subject to the alternative minimum tax, who may be subject to special rules not discussed below.

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

Dividends that are received by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains, provided those dividends meet the requirements of “qualified dividend income.” The maximum long-term capital gains rate is 20% for individuals with annual taxable income that exceeds certain thresholds. In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8 percent tax on net investment income to the extent certain threshold amounts of income are exceeded. See “Tax on Net Investment Income” in this Item below. For this purpose, qualified dividend income generally includes dividends paid by a foreign corporation if certain holding period and other requirements are met and either (a) the stock of the foreign corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Global Select Market) or (b) the foreign corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. Dividends that fail to meet such requirements and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (i) if the U.S. holder held the Common Share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such Common Share (or substantially identical securities); or (ii) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the Common Share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code), or PFIC, for any taxable year, dividends paid on our Common Shares in such year or in the following taxable year would not be qualified dividends. See the discussion below regarding our PFIC status under “Tax Consequences if We Are a Passive Foreign Investment Company.” In addition, a non-corporate U.S. holder will be able to take qualified dividend income into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend income will be taxed at ordinary income rates.

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

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2020.

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

As an alternative to making a QEF election, a U.S. holder of PFIC stock that is “marketable stock” (e.g., “regularly traded” on the NASDAQ Global Select Market) may, in certain circumstances, avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. holder’s holding period for our Common Shares. Special rules apply if a U.S. holder makes a mark-to-market election after the first year in its holding period in which we are a PFIC. As a result of such an election, in any taxable year that we are a PFIC, a U.S. holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the Common Shares at the end of the taxable year and such U.S. holder’s tax basis in such shares at that time. Any gain under this computation, and any gain on an actual disposition of our Common Shares in a taxable year in which we are PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of our Common Shares in a taxable year in which we are PFIC, would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking our Common Shares to market will not be allowed, and any remaining loss from an actual disposition of our Common Shares generally would be capital loss. A U.S. holder’s tax basis in its Common Shares is adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to our Common Shares for the Common Shares to be considered “regularly traded” or that our Common Shares will continue to trade on the NASDAQ Global Select Market. Accordingly, there are no assurances that our Common Shares will be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all Common Shares held or subsequently acquired by an electing U.S. holder and can only be revoked with consent of the IRS (except to the extent our Common Shares no longer constitute “marketable stock”).

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2020. We currently expect that we will not be a PFIC in 2021. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our Common Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our Common Shares in the event that we qualify as a PFIC.

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

Because exchange rates between the NIS, GBP and Euro, on the one hand, and the US dollar, on the other hand, fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our revenue and profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reflected as financial expenses in our consolidated financial statements. A hypothetical 10% movement in foreign currency rates (primarily the NIS, GBP and Euro) against the US dollar, with all other variables held constant on the expected sales, would have resulted in a decrease or increase in 2020 sales revenues of a maximum of $19.2 million, or an effect of 5.0% on total revenues.

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

Our management, including our President and Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2020. Based on such evaluation, the President and Chief Executive Officer, and the Chief Financial Officer, have concluded that, as of December 31, 2020, the Company’s disclosure controls and procedures are effective.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

C.	Attestation Report of Registered Public Accounting Firm.

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2020 is provided on page F-2, as included under Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting.

Based on the evaluation conducted by our President and Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2020 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Fees Paid to Independent Auditors

Fees billed by Kost Forer Gabbay & Kasierer, a member of EY Global and other members of EY Global for professional services for each of the last two fiscal years were as follows:

	Year ended December 31,
	2019	2020
	(in thousands)
Audit Fees	$502	$745
Tax Fees	$177	$160
Other	$8	$-
Total	$687	$905

(1)	Audit Fees consist of fees billed for the annual audit and the quarterly reviews of the Company’s consolidated financial statements and consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent auditors can reasonably provide.
(2)

Tax Fees are for professional services rendered by our independent auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and global mobility.

(3)	Other Fees consist of fees for miscellaneous services rendered by our independent auditors with respect to various matters.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

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

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

PART III

Item 17.	Financial Statements.

We have elected to provide financial statements and related information pursuant to Item 18.

Item 18.	Financial Statements.

The Consolidated Financial Statements and related notes required by this Item are contained on pages F-1 through F-52 hereof.

Item 19.	Exhibits

EXHIBIT INDEX

Exhibit No.	Exhibit Description
1.1	Memorandum of Association of Sapiens International Corporation N.V. (incorporated by reference to Appendix A to the Company’s proxy statement with respect to its 2017 Annual General Meeting of Shareholders, annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 26, 2017)

1.2	Articles of Association of Sapiens International Corporation N.V. (incorporated by reference to Appendix A to the Company’s proxy statement with respect to its 2017 Annual General Meeting of Shareholders, annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 26, 2017)

2.1	Description of common shares of Sapiens International Corporation N.V.*

4.1	Sapiens International Corporation N.V. 2011 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-177834), filed with the SEC on November 9, 2011)

4.2	Form of Registration Rights Agreement, dated August 21, 2011, by and among Sapiens International Corporation N.V. and certain of its shareholders (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-3 (SEC File No. 333-187185), filed with the SEC on March 11, 2013)

8.1	List of Subsidiaries*

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global, independent registered public accounting firm*

101	The following financial information from Sapiens International Corporation N.V.’s Annual Report on Form 20-F for the year ended December 31, 2020, formatted in XBRL (eXtensible Business Reporting Language):
(i) Consolidated Balance Sheets at December 31, 2019 and 2020;
(ii) Consolidated Statements of Income for the years ended December 31, 2018, 2019 and 2020;
(iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2018, 2019 and 2020;
(iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2018, 2019 and 2020;
(v) Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2019 and 2020; and
(vi) Notes to the Consolidated Financial Statements, tagged as blocks of text. *
104	Cover Page Interactive Date File

111

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SAPIENS INTERNATIONAL CORPORATION N.V.

Date: March 25, 2021	By:	/s/ Roni Al-Dor
Roni Al-Dor
President & Chief Executive Officer

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

IN U.S. DOLLARS

- - - - - - - -

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sapiens International Corporation N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 25, 2021 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition

Description of the Matter

As discussed in Note 2.m to the consolidated financial statements, the Company generates revenues from some contracts that involve significant implementation, customization, or integration of the Company’s software license to customer-specific requirements. These contracts constitute single performance obligations that are satisfied over time. The Company recognizes revenue on such contracts using the percentage of completion accounting method, which is based on a ratio between actual costs incurred compared to the total estimated costs for the contract.

Auditing the recognition of the Company’s project revenue was especially subjective and complex because of the significant estimation required by management to determine the total estimated costs for the contract, particularly the projected labor costs to complete a project. Determining the projected labor costs requires understanding the project-specific circumstances, including the specific terms and conditions of each complex contract, changes to the project schedule, and complexity of the project. Changes in the estimate of projected labor costs can have a material effect on the timing of revenue recognition.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of relevant internal controls over the Company’s revenue recognition process. For example, for a sample of projects, we tested controls over management’s review of the initial estimate of total projected labor costs to complete the project, as well as the ongoing evaluation of those estimates. We also tested internal controls over the completeness and accuracy of the underlying data used by management.

Our audit procedures included, among others, evaluating the significant assumptions and the accuracy and completeness of the underlying data used in management’s estimate. For a sample of contracts, we tested the Company’s historical ability to accurately estimate management’s total projected labor costs by comparing the estimated labor costs period over period. We inspected a sample of contracts to understand the specific terms and conditions and the remaining obligations in the contract. For selected contracts, we also met with various executives throughout the organization, including divisional managers, to obtain an understanding of project status and other factors considered in developing the estimate of remaining labor costs including project challenges, completed milestones, customer change orders and delays.

Acquisition accounting for Tia business combination

Description of the Matter

As described in Note 1.b.1 to the consolidated financial statements, the Company completed the acquisition of 100% of the outstanding common shares of Thor Denmark Holding ApS and its subsidiaries for a total consideration of $76.1 million, which was completed on November 30, 2020 (the “Tia Acquisition”). The Tia Acquisition was accounted for as a business combination in accordance with ASC 805 “Business Combination”. The Company’s accounting for the acquisition included preliminary determining the fair value of the identifiable assets acquired and liabilities assumed, which included customer-relationship and developed technology intangible assets.

Auditing the Company’s preliminary determination of the customer-relationship and developed technology intangible assets for the acquisition was complex due to the significant estimation required by management. The estimated fair value of the customer-relationship and developed technology intangible assets at the acquisition date was $19.3 million and $10.5 million, respectively, for the Tia acquisition. The complexity was primarily due to the sensitivity of the fair value to certain significant underlying assumptions. The Company primarily used a discounted cash flow model to measure the customer-relationship and relief from royalty method to measure the developed technology. The significant assumptions used to estimate the value of the customer-relationship and developed technology intangible assets included the discount rates and certain assumptions that form the basis of the projected financial information (e.g., revenue growth rates and operating profit margin). These significant assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s process for determining the fair value of the customer-relationship and developed technology intangible assets.  For example, we tested controls over management’s estimation process supporting the recognition and measurement of the intangible assets, including the review of the valuation model and significant assumptions used in the valuation model.

To test the estimated fair value of the customer-relationship and developed technology intangible assets, we performed audit procedures that included, among others, evaluating the Company’s selection of the appropriate valuation methodology, evaluating the significant assumptions used by management and testing the completeness and accuracy of the underlying data. We involved our valuation specialists to assist with our evaluation of the methodology used by the Company and significant assumptions included in the fair value estimates, such as the discount rate and royalty rate utilized in the valuation of the customer relationship and developed technology, respectively. For example, we compared the significant assumptions to current industry, market and economic trends, historical results of the acquired business and to other relevant third-party industry outlooks. We also performed a sensitivity analyses of the significant assumptions to evaluate the effects on the estimated fair value.

We have served as the Company’s auditor since at least 1994, but we are unable to determine the specific year.

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

March 25, 2021

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sapiens International Corporation N.V.

Opinion on Internal Control over Financial Reporting

We have audited Sapiens International Corporation N.V. Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Sapiens International Corporation N.V. Company (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Sum.cumo, Delphi and Tia, which are included in the 2020 consolidated financial statements of the Company and constituted 5% of total assets, as of December 31, 2020, and 8% and 7% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Sum.cumo, Delphi and Tia.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes, and our report dated March 25, 2021 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

March 25, 2021

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2019	2020

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$66,295	$152,561
Short-term bank deposit	-	30,000
Investment in restricted deposit	22,890	-
Trade receivables (net of allowance for credit losses of $543 and $1,558 at December 31, 2019 and 2020, respectively)	34,615	48,623
Unbilled receivables and contract assets	15,606	16,786
Other receivables and prepaid expenses	7,817	19,388

Total current assets	147,223	267,358

LONG-TERM ASSETS:
Capitalized software development costs, net	23,953	24,362
Other intangible assets, net	34,035	74,953
Property and equipment, net	16,601	16,970
Goodwill	170,703	264,282
Severance pay fund	5,106	6,582
Operating lease right-of-use assets	49,539	54,390
Other long-term assets	5,261	5,264

Total long-term assets	305,198	446,803

Total assets	$452,421	$714,161

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2019	2020

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$5,107	$5,389
Employees and payroll accruals	26,710	40,494
Accrued expenses and other liabilities	33,864	34,625
Current maturities of Series B Debentures	9,898	19,796
Current maturities of operating lease liabilities	8,312	9,924
Deferred revenues	21,021	34,548

Total current liabilities	104,912	144,776

LONG-TERM LIABILITIES:
Series B Debentures, net of current maturities	58,850	98,676
Deferred tax liabilities	5,082	16,010
Other long-term liabilities	8,321	12,129
Long-term operating lease liabilities	43,394	48,773
Accrued severance pay	6,364	9,586
Redeemable non-controlling interest	-	517

Total long-term liabilities	122,011	185,691

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Sapiens International Corporation N.V. Shareholders’ equity:
Share capital:
Common shares of € 0.01 par value: Authorized: 70,000,000 shares at December 31, 2019 and 2020; Issued: 52,488,172 and 56,989,995 shares at December 31, 2019 and 2020, respectively; Outstanding: 50,159,876 and 54,661,699 shares at December 31, 2019 and 2020, respectively	697	751
Additional paid-in capital	217,014	334,693
Treasury shares, at cost - 2,328,296 Common shares at December 31, 2019 and 2020	(9,423)	(9,423)
Accumulated other comprehensive income (loss)	(2,381)	11,026
Retained earnings	17,912	44,643

Total Sapiens International Corporation N.V. shareholders’ equity	223,819	381,690
Non-controlling interests	1,679	2,004

Total equity	225,498	383,694

Total liabilities and equity	$452,421	$714,161

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2018	2019	2020

Revenues	$289,707	$325,674	$382,903

Cost of revenues	180,138	196,153	226,929

Gross profit	109,569	129,521	155,974

Operating expenses:
Research and development	34,414	37,378	41,358
Selling, marketing, general and administrative	52,133	54,274	69,613

Total operating expenses	86,547	91,652	110,971

Operating income	23,022	37,869	45,003
Financial expense, net	3,991	2,768	3,805

Income before taxes on income	19,031	35,101	41,198
Taxes on income	5,031	8,610	7,041

Net income	14,000	26,491	34,157

Attributed to non-controlling interests	215	244	382

Net income attributable to Sapiens’ shareholders	$13,785	$26,247	$33,775

Net earnings per share attributable to Sapiens’ shareholders

Basic	$0.28	$0.53	$0.67

Diluted	$0.28	$0.52	$0.65

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2018	2019	2020

Net income	$14,000	$26,491	$34,157

Other comprehensive income (loss):

Foreign currency translation adjustments	(8,370)	5,496	13,456

Total comprehensive income	5,630	31,987	47,613

Comprehensive income attributed to non-controlling interests	193	301	431

Comprehensive income attributable to Sapiens’ shareholders	$5,437	$31,686	$47,182

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except of share data)

	Common stock		Additional paid-in	Treasury	Accumulated other comprehensive	(Accumulated deficit) Retained	Non-controlling	Total shareholders’
	Shares	Amount	capital	shares	income (loss)	earnings	interests	equity

Balance as of January 1, 2018	49,758,434	$689	$221,175	$(9,423)	$528	$(12,926)	$831	$200,874

Cumulative effect adjustment resulting from adoption of new accounting pronouncement, net	-	-	-	-	-	1,815	-	1,815
Stock-based compensation	-	-	1,796	-	-	-	146	1,942
Employee stock options exercised (cash and cashless)	223,570	6	889	-	-	-	-	895
Expiration of redeemable non-controlling interests	-	-	1,036	-	-	-	317	1,353
Distribution of dividend	-	-	(9,978)	-	-	-	(47)	(10,025)
Other comprehensive loss	-	-	-	-	(8,348)	-	(22)	(8,370)
Net income	-	-	-	-	-	13,785	215	14,000

Balance as of December 31, 2018	49,982,004	695	214,918	(9,423)	(7,820)	2,674	1,440	202,484

Stock-based compensation	-	-	1,318	-	-	-	87	1,405
Employee stock options exercised (cash and cashless)	177,872	2	778	-	-	-	-	780
Distribution of dividend	-	-	-	-	-	(11,009)	(149)	(11,158)
Other comprehensive income	-	-	-	-	5,439	-	57	5,496
Net income	-	-	-	-	-	26,247	244	26,491

Balance as of December 31, 2019	50,159,876	697	217,014	(9,423)	(2,381)	17,912	1,679	225,498

Stock-based compensation	-	-	3,975	-	-	-	12	3,987
Employee stock options exercised (cash and cashless)	603,519	11	5,039	-	-	-	-	5,050
Distribution of dividend	-	-	-	-	-	(7,044)	-	(7,044)
Other comprehensive income	-	-	-	-	13,407	-	49	13,456
Acquisition of minority interest	-	-	(29)	-	-	-	(118)	(147)
Proceeds from issuance of ordinary shares, net of issuance expenses	3,898,304	43	108,694	-	-	-	-	108,737
Net income	-	-	-	-	-	33,775	382	34,157

Balance as of December 31, 2020	54,661,699	$751	$334,693	$(9,423)	$11,026	$44,643	$2,004	$383,694

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2019	2020
Cash flows from operating activities:

Net income	$14,000	$26,491	$34,157
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	19,862	19,138	23,383
Stock-based compensation	1,942	1,405	3,987
Accretion of discount on Series B Debentures	194	171	134
Impairment of right of use asset	-	-	351
Capital loss (gain) from sale of property and equipment	-	(40)	44

Net changes in operating assets and liabilities
Trade receivables, net, unbilled receivables and contract assets	(7,588)	10,514	(5,168)
Other operating assets	509	6,726	(2,049)
Deferred tax liabilities, net	(1,567)	(6,441)	(16)
Trade payables	(1,870)	(1,476)	(1,344)
Other operating liabilities	(174)	6,667	1,435
Deferred revenues	2,349	2,747	2,992
Accrued severance pay, net	43	255	349

Net cash provided by operating activities	27,700	66,157	58,255

Cash flows from investing activities:

Purchase of property and equipment	(1,914)	(11,474)	(2,633)
Proceeds from sale of property and equipment	-	834	12
Capitalized software development costs	(5,160)	(5,665)	(5,798)
Net cash paid for acquisitions (b)	(18,507)	(1,554)	(109,052)
Investment in deposits	-	(1,119)	(30,397)
Investment in restricted deposit on account of future acquisition	-	(22,890)	22,890
Acquisition of intellectual property rights	-	-	(2,810)

Net cash used in investing activities	$(25,581)	$(41,868)	$(127,788)

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2019	2020
Cash flows from financing activities:

Proceeds from employee stock options exercised	$895	$780	$5,050
Receipt of short-term loan	-	-	20,000
Repayment of loans	(237)	(4)	(20,000)
Proceeds from issuance of Series B Debentures, net of issuance expenses	-	-	60,346
Repayment of Series B Debentures	-	(9,898)	(9,898)
Distribution of dividend	(9,978)	(11,009)	(7,044)
Acquisition of minority interests	-	-	(147)
Payments of contingent consideration	(61)	(374)	(538)
Dividend to non-controlling interest	(47)	(149)	-
Proceeds from issuance of ordinary shares, net of issuance expenses	-	-	108,737

Net cash provided by (used in) financing activities	(9,428)	(20,654)	156,506

Effect of exchange rate changes on cash	470	(1,968)	(707)

Increase (decrease) in cash, and cash equivalents	(6,839)	1,667	86,266
Cash, cash equivalents at beginning of year	71,467	64,628	66,295

Cash and cash equivalents at end of year	$64,628	$66,295	$152,561

Supplemental cash flow activities:

(a) Cash paid during the year for:

Interest paid, net	$2,067	$2,481	$5,439

Income taxes	$2,853	$6,397	$16,330

(b) Net cash paid for acquisitions:
Fair value of assets acquired and liabilities assumed at the date of acquisition:
Working capital, net (excluding cash and cash equivalents)	$2,317	$317	$10,839
Other long-term assets	(186)	(412)	(9,577)
Other long-term liabilities	3,766	200	24,572
Redeemable non-controlling interests	-	-	450
Goodwill and other intangible assets	(24,404)	(1,659)	(135,336)

	$(18,507)	$(1,554)	$(109,052)

(c) Non-cash transactions:
Disposal of property	$(155)	$-	$-
Net lease liabilities arising from obtaining right-of-use assets	$-	$19,125	$1,861
Property and equipment purchase incurred but unpaid at period end	$76	$315	$490

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	General:

Sapiens International Corporation N.V. (“Sapiens”) and its subsidiaries (collectively, the “Company”), a member of the Formula Systems (1985) Ltd. (“Formula”) Group, is a global provider of software solutions for the insurance industry. The ultimate parent of the Company is Asseco Poland S.A. (“Asseco”), a Polish public company, traded on the Warsaw Stock Exchange. The Company’s expertise is reflected in its innovative software, solutions and professional services for property & casualty (P&C); reinsurance; life, pension & annuity (L&P); workers’ compensation (WC); medical professional liability (MPL); financial & compliance (F&C); and decision modelling for both insurance and financial markets. The Company offers end to end solutions for insurers core, data & analytics and digital operations, as well as stand-alone solutions which help them optimize and maximize their current investment.

The Company mainly operates in North America, Europe and Asia Pacific.

In March 2020, the World Health Organization categorized the novel coronavirus (“COVID-19”) as a pandemic. The COVID-19 pandemic has rapidly changed market and economic conditions globally, impacting the Company’s customers, employees, as well the Company’ s business results of operations, although the COVID-19 has not had a material negative impact on the Company’s business to date. The Company remains focused on protecting the health and wellbeing of its employees and the communities in which it operates, while assuring the continuity of the Company’s business operations.

b.	Acquisitions in the current year:

1.	Acquisition of Thor Denmark Holding ApS and its subsidiaries:

On November 30, 2020 (“the TIA Acquisition Date”), the Company completed the acquisition of all of the outstanding shares of Thor Denmark Holding ApS (“TIA”), a leading vendor of digital software solutions. TIA offers comprehensive software solutions primarily for Property & Casualty insurers, as well as several innovative extension modules. Additionally, TIA offers a full scope of expert implementation, application management and hosting services, enabling insurers to execute their digital and business strategies. The purchase price amounted to $76,107 in cash, subject to net working capital adjustments. Acquisition related costs amounted to $719, and are presented under selling, marketing, general and administrative in the Company’s consolidated statements of income. The results of TIA’s operations have been included in the consolidated financial statements from the TIA Acquisition Date.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Current assets (including cash of $2,292)	$7,448
Goodwill	57,527
Intangible assets	29,946
Other long-term assets	4,255

Total assets acquired	$99,176

Current liabilities	$1,889
Deferred revenues	5,742
Deferred tax liabilities	7,181
Other long-term liabilities	8,257

Total liabilities acquired	$23,069

Net assets acquired	$76,107

The following table sets forth the components of intangible assets associated with the acquisition:

Fair value

Developed technology	$10,517
Customer relationships	19,266
Backlog	163

Total intangible assets	$29,946

The goodwill from the acquisition of TIA is primarily attributable to potential synergy with Sapiens, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01.

2.	Acquisition of sum.cumo:

On February 6, 2020 (the “sum.cumo Acquisition Date”), Sapiens completed the acquisition of all the outstanding shares of sum.cumo GmbH (“sum.cumo”), a German company, which services insurers in the DACH region, helping them to achieve digital transformation of set up their existing business models or to design entirely new business models based on pure digital processes. sum.cumo’s experts in consulting, user experience, marketing and technology enable the region’s insurers to launch highly automated platforms well suited for e-commerce and real-time processing of transactions.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The purchase price totaled $ 22,487 in cash. At the acquisition date, the Company issued an aggregate of 173,005 RSUs to certain employees of sum.cumo, valued at a total of $4,400. The value of these grants was not included in the purchase price of sum.cumo, since their vesting is subject to both continued employment and other performance criteria.  In addition, sum.cumo’s senior executives have retention-based payments over three years (2020-2023) of up to approximately $2,800. These payments are subject to continued employment, and therefore were not included in the purchase price. Acquisition related costs amounted to $561, and are presented under selling, marketing, general and administrative in the Company’s consolidated statements of income. The results of sum.cumo’s operations have been included in the consolidated financial statements from the sum.cumo Acquisition Date.

The table below presents the fair value that was allocated to sum.cumo’s assets and liabilities based upon fair values as determined by the Company.

Net assets (including cash of $ 981)	$1,447
Intangible assets	9,730
Deferred tax liabilities	(3,211)
Goodwill	14,521

Net assets acquired	$22,487

The goodwill from the acquisition of sum.cumo is primarily attributable to sales growth from future products, new customers and potential synergy with Sapiens, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01.

3.	Acquisition of Delphi Technology Inc. and its subsidiary:

On July 27, 2020 (the “Delphi Acquisition Date”), the Company completed the acquisition of Delphi Technology Inc. (“Delphi”), a leading vendor of software solutions for property & casualty (P&C) carriers, with a focus on the medical professional liability (MPL)/healthcare professional liability (HCPL) markets (sometimes referred to as “medical malpractice”). The total purchase price was $19,600 in cash.  Acquisition related costs amounted to $299, and are presented under selling, marketing, general and administrative in the Company’s consolidated statements of income. The results of Delphi’s operations have been included in the consolidated financial statements from the Delphi Acquisition Date.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted on March 27, 2020 in the United States. On April 22, 2020, Delphi applied for such aid in the form of U.S. Small Business Administration’s Paycheck Protection Program (“PPP Loan”) in the amount of $1,546. The PPP Loan is scheduled to mature on April 22, 2022, has a 1% interest rate, and is subject to the terms and conditions applicable to all loans made pursuant to the Paycheck Protection Program as administered by the U.S. Small Business Administration under the CARES Act. The PPP Loan was applied for by Delphi prior to the acquisition of the Company.

The table below presents the fair value that was allocated to Delphi’s assets and liabilities based upon fair values as determined by the Company:

Net liabilities (including cash of $ 6,265)	$(524)
Intangible assets	7,562
Deferred tax liabilities, net	(2,313)
Goodwill	14,875

Net assets acquired	$19,600

The goodwill from the acquisition of Delphi is primarily attributable to potential synergy with Sapiens, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01.

4.	Acquisition of Tiful Gemel Ltd.:

On June 1, 2020 (the “Tiful Gemel Acquisition Date”), Sapiens completed the acquisition of 75% of the outstanding shares of Tiful Gemel Ltd. (“Tiful Gemel”), an Israeli company which provides software solutions and managed services related to pension and provident funds in the Israeli market, for a total cash consideration of $1,281. In addition, under the share purchase agreement, the Company is committed to acquire the remainder of Tiful Gemel’s outstanding shares on June 1, 2023. Unaudited pro forma condensed results of operations were not presented, since the acquisition did not meet the criteria set forth in SEC Regulation S-X Rule 11-01.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

c.	Acquisitions in previous years:

1.	Acquisition of Cálculo S.A.U.:

On September 27, 2019 (the “Acquisition Date”), Sapiens completed the acquisition of all outstanding shares of Cálculo S.A.U (“Cálculo”), a Spanish company of insurance consulting and managed services, and a core solution to the Spanish market, for a total cash consideration of $5,760 (of which $5,608 were paid in September 2019, and $152 was paid in the first half of 2020). In addition, the sellers and senior executives have performance-based payments relating to achievements of various targets over three years (2019-2021) of up to $1,700. Some of these payments are subject to continued employment, and therefore were not included in the purchase price. Acquisition related costs were immaterial. The results of Cálculo’s operations have been included in the consolidated financial statements from the acquisition date.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date:

Net assets (including cash of $ 4,054)	$4,101
Intangible assets	1,037
Goodwill	622

Net assets acquired	$5,760

2.	Acquisition of Adaptik Corporation:

On March 7, 2018 (the “acquisition date”), Sapiens completed the acquisition of all outstanding shares of Adaptik Corporation (“Adaptik”), a New-Jersey company engaged in the development of software solutions for P&C insurers, (including policy administration, rating, billing, customer and task management and product design), for a total cash consideration of $18,179 (of which $17,979 was paid in March 2018 and $200 will be paid in March 2022). In addition, the seller has performance-based payments relating to achievements of revenue targets over three years (2018-2020) of up to $3,700, of which $1,300 was paid during 2019 and an additional $1,355 was paid during 2020. Such payments are subject to continued employment and therefore were not included in the purchase price. Acquisition related costs were approximately $300.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date:

Net liabilities	$(2,697)
Intangible assets	12,936
Deferred taxes	(3,528)
Goodwill	11,468

Net assets acquired	$18,179

The result of Adaptik’s operations have been included in the consolidated financial statements since March 2018.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in United States (“U.S. GAAP”).

a.	Use of estimates:

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

According to the share purchase agreement of Tiful Gemel, the Company will purchase the remainder of Tiful Gemel’s outstanding shares on June 1, 2023 for $450. This resulted in classification of the mandatory redeemable noncontrolling interests associated with the acquisition of Tiful Gemel as a liability in the Company’s consolidated balance sheet. See Note 1.b.4 for further information related to the acquisition of Tiful Gemel.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash, with original maturities of three months or less at acquisition.

e.	Short-term bank deposits:

Bank deposits with maturities of more than three months at acquisition but less than one year are included in short-term bank deposits. Such deposits are stated at cost which approximates fair values.

f.	Investment in restricted deposit:

As of December 31, 2019, the Company maintained a certain cash amount deposited in a trust in order to secure the acquisition of sum.cumo GmbH. Such deposit has been withdrawn and paid to Sum.Cumo GmbH shareholders as of the closing date on February 2020.

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

Effective of January 1, 2019, the Company adopted Topic 842, which requires the recognition of lease assets and lease liabilities by lessees for leases classified as operating leases. The Company adopted Topic 842 using the modified retrospective transition approach by applying the new standard to all leases existing on the date of initial application. The Company elected to keep leases with an initial term of 12 months or less, which do not include an option to renew the lease agreement, off the balance sheet, and recognize the associated lease payments in the consolidated statements of income on a straight-line basis over the lease term.

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

Offices

The Company leases space for offices in various locations worldwide under operating leases. These contracts are considered as operating leases.

Motor vehicles

The Company leases motor vehicles. Each leasing contract is generally valid for a term of three years. These contracts are considered as operating leases presented in ROU assets.

The Company elected the practical expedient to not separate lease and non-lease components from its leases.

i.	Research and development costs:

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

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Business combinations:

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

The Company accounts for a transaction that does not meet the definition of a business as an asset acquisition Under ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business (“2017-01”), while first determine whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this threshold is met, the single asset or group of assets, as applicable, is not a business.

k.	Other intangible assets, net:

Technology and patents acquired are amortized over their estimated useful life on a straight-line basis. The acquired customer relationships are amortized over their estimated useful lives in proportion to the economic benefits realized method. The average annual rates for other intangible assets are as follows:

%

Technology	13 - 50
Customer relationships	7 - 15
Patent	10

l.	Impairment of long-lived assets:

The Company’s long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360 “Property, Plant, and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. ASC 360 provides examples of events or changes in circumstances that might indicate that impairment exists for a particular long-lived asset or asset group.

Among those events and circumstances that the Company believes to be impairment indicators are:

-	A significant decrease in the market price of a long-lived asset (asset group)
-	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition

The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2018 and 2019, no impairment losses have been identified.

During 2020, the Company identified an impairment loss of $351 as outlined in Note 5.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Goodwill:

Goodwill is carried at cost and is not amortized but rather is tested for impairment at least annually or between annual tests in certain circumstances.

Goodwill represents the excess of the purchase price in a business combination over the fair value of the identifiable tangible and intangible assets acquired. Under ASC 350, “Intangibles- Goodwill and Other” (“ASC 350”), goodwill is subject to an annual impairment test at December 31 of each year or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company operates in four reporting units: L&P (Life & Pension), P&C (Property & Casualty), Decision and IPELS (Israel, Poland, Emerge, Latvia, Spain).

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If the Company elects not to use this option, or if the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company prepares a quantitative analysis to determine whether the carrying value of a reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit would exceed its estimated fair value, the Company would have recognizes an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB Accounting Standards Update (“ASU”) No. 2017-04, Intangibles - Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment, which was adopted as of January 1, 2020.

For the years ended December 31, 2018, 2019 and 2020, no impairment of goodwill has been recorded.

n.	Revenue recognition:

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

In addition, the Company has enforceable right to payment for performance completed to date. Accordingly, the Company recognizes revenue on such contracts over time, using the percentage of completion accounting method. The Company recognizes revenue and gross profit as the work is performed, based on a ratio between actual costs incurred compared to the total estimated costs for the contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses become probable, in the amount of the estimated loss on the entire contract. Determining the projected labor costs requires understanding the project-specific circumstances, including the specific terms and conditions of each complex contract, changes to the project schedule, and complexity of the project.

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

Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions paid for initial contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized over an expected period of benefit. Sales commissions on initial contracts, which are commensurate with sales commissions paid for renewal contracts, are capitalized and then amortized correspondingly to the recognized revenue of the related initial contracts. Sales commissions for renewal contracts are capitalized and then amortized on a straight-line basis over the related contractual renewal period. If the expected amortization period is one-year or less, the company uses the practical expedient and the commission fee is expensed as incurred.

Amortization expense related to these costs are included in sales, marketing, general and administrative expenses.

o.	Income taxes:

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

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company classifies interest as financial expense and penalties as selling, marketing, general and administrative expenses.

p.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, unbilled receivables and contract assets, and foreign currency derivative contracts.

The Company’s cash and cash equivalents are invested in bank deposits mainly in dollars and NIS. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these banks deposits may be redeemed upon demand and therefore bear minimal risk.

The Company’s trade receivables are generally derived from sales to large and solid organizations located mainly in North America, Europe, and the rest of the world.

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

No off-balance sheet concentrations of credit risk exist.

q.	Accrued severance pay and retirement plans:

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

Severance expense for the years 2018, 2019 and 2020 amounted to $3,919 and $3,718 and $4,020, respectively.

The Company has a 401(k) retirement savings plan for most of its U.S. employees. Each eligible employee may elect to contribute a portion of its employee’s compensation to the plan. The Company has a discretionary employer match. In the reporting periods, this match ranges from 2-3% if an employee contributed 6%.

Such 401(k) employer match expense for the year 2018, 2019 and 2020 amounted to $854, $1,144 and $1,233, respectively.

r.	Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of common shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of common shares outstanding during each year plus dilutive potential equivalent common shares considered outstanding during the year, in accordance with ASC 260, “Earnings Per Share”.

s.	Stock-based compensation:

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

Stock-based compensation cost is measured at the grant date, based on the fair value of the award. The Company recognizes compensation expense for the value of its awards, which have graded vesting, on a straight-line basis when the only condition to vesting is continued service. If vesting is subject to a performance condition, recognition is based on the implicit service period of the award. Expense for awards with performance conditions is estimated and adjusted on a quarterly basis based upon the assessment of the probability that the performance condition will be met.

The fair value of each option granted in 2018 and 2019 and 2020 using the Binomial model, was estimated on the date of grant with the following assumptions:

	Year ended December 31,
	2018	2019	2020

Contractual life	6 years	6 years	6 years
Expected exercise factor	2-2.8	2-2.8	2-2.8
Dividend yield	0%	0%	0%
Expected volatility (weighted average)	30.0%-31.7%	30.5%-30.9%	31.0%-35.2%
Risk-free interest rate	2.6%-3.1%	1.6%-2.6%	0.4%-1.8%

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

t.	Fair value of financial instruments:

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

The following table presents liabilities measured at fair value on a recurring basis as of December 31, 2019 and 2020:

	December 31,
	2019	2020
	Fair value measurement using input Level 2
Accrued expenses and other liabilities:

Derivative instruments	$(67)	$(707)

Total liabilities	$(67)	$(707)

u.	Derivatives and hedging:

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

In 2018, 2019 and 2020, the Company entered into option contracts in the notional amounts of $40,871, $24,296 and $1,650, respectively, and in 2018, 2019 and 2020 the Company entered into forward contracts in the aggregate notional amounts of $17,731, $74,297 and $260,862, respectively, in order to protect against foreign currency fluctuations.

As of December 31, 2018, 2019 and 2020, the Company had outstanding options and forward contracts, in the notional amount of $4,950, $15,384 and $3,866, respectively.

In 2018, 2019 and 2020, the Company recorded income (expense) of $(869), $535 and $104 respectively, with respect to the above transactions, presented in the statements of income as part of financial expenses, net.

v.	Treasury shares:

Repurchased common shares are held as treasury shares. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

w.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC 220, “Comprehensive Income”. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders.

The components of accumulated other comprehensive income (loss), of $(2,381) and $11,026 at December 31, 2019 and 2020, respectively, are mainly comprised from foreign currency translation differences.

x.	Trade Receivables and Allowances:

Accounts receivable are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. The Company makes estimates of expected credit losses for the allowance for doubtful accounts in respect of trade receivables and unbilled receivables based upon its assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers.

Estimated credit loss allowance is recorded as general and administrative expenses on the Company’s consolidated statements of income. As of December 31, 2020, $48,623 of trade receivables is presented net of an allowance of $1,558.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Recently adopted accounting pronouncements:

On January 1, 2020, the Company adopted Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using the modified retrospective transition method. Upon adoption, the Company changed its impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost, including trade receivables. The adoption by the Company of the new guidance did not have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 eliminates Step 2 of the goodwill impairment test, which requires the calculation of the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will compare the fair value of a reporting unit with it carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The Company adopted ASU 2017-04 as of January 1, 2020 with no material impact on its consolidated financial statements.

z.	Recently issued accounting pronouncements:

In December 2019, the FASB issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. ASU 2019-12 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2020. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

NOTE 3:-	OTHER LONG-TERM ASSETS

	December 31,
	2019	2020

Deferred tax assets	$2,808	$1,870
Long-term unbilled receivables	362	772
Other	2,091	2,622

	$5,261	$5,264

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2019	2020
Cost:
Computers and peripheral equipment	$41,648	$43,313
Office furniture and equipment	8,618	9,805
Buildings and leasehold improvements	9,405	10,457

	59,671	63,575
Accumulated depreciation:
Computers and peripheral equipment	35,841	37,294
Office furniture and equipment	4,440	5,067
Buildings and leasehold improvements	2,789	4,244

	43,070	46,605

Depreciated cost	$16,601	$16,970

Depreciation expense totaled $3,766, $3,470 and $4,698 for the years 2018, 2019 and 2020, respectively.

NOTE 5:-	LEASES

The Company leases substantially all of its office space and vehicles under operating leases. The Company’s leases have original lease periods expiring between 2021 and 2030. Some leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement. Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancellable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

The Company has several leased offices in the United States, with expiry dates varying between 2021 and 2030, with no renewal options.

In June 2012, the Company entered into a lease agreement for new corporate offices in Holon, Israel. The lease expires in January 2024, with an option by the Company to extend for an additional 5-year term. The Company deemed this option as reasonably certain to be renewed.

As of December 2020, in connection with the Company’s intention to sublease part of the offices in Holon, the Company recorded an impairment of $351 related to this leased space.

In April 2019, the Company entered into a lease agreement for a new office in Bangalore, India. The lease expires in April 2029, with an option by the Company to extend for an additional 5-year term. The company deemed this option as not-reasonably certain to be renewed.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	LEASES (Cont.)

On January 30, 2020, the Company (via its wholly-owned subsidiary, Sapiens Technologies (1982) India Private Limited) entered into a second lease agreement to lease additional floors of office space in Bangalore, India. The agreement has a commencement date of January 1, 2021, and is in effect until March 31, 2029, with a termination option exercisable at December 31, 2023.

During January 2020, the Company secured a lease deposit of approximately $1 million in order to execute the lease agreement.

Following the outbreak of COVID-19 and before the actual commencement date of the lease agreement, the Company decided not to occupy the additional floors of offices in Bangalore, India as a result of an expected slow-down in its expansion plan of its offshore activities in India. As a result, this contract was deemed as a loss contingency and resulted in a one-time charge of $2,155. The loss contingency charge was included in selling, marketing, general and administrative expenses in the Company’s consolidated statement of income.

Furthermore, as of December 31, 2020, the Company had an additional operating lease that had not yet commenced of $294. This operating lease is expected to commence in the first quarter of 2021 with a lease term through 2023.

Under Topic 842, all leases with durations greater than 12 months, including non-cancellable operating leases, are now recognized on the balance sheet. The aggregated present value of lease agreements is recorded as a long-term asset titled ROU asset.

The corresponding lease liabilities are classified between operating lease liabilities which are current and long-term.

The components of operating lease costs were as follows:

	Year ended December 31,
	2019	2020

Operating lease cost	$5,260	$8,144
Variable lease cost	3,920	4,150
Short-term lease cost	177	422

Total lease costs	$9,357	$12,716

The following is a summary of weighted average remaining lease terms and discount rates for all of the Company’s operating leases:

December 31,
2020

Weighted average remaining lease term (years)	7.26
Weighted average discount rate	4.45%

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	LEASES (Cont.)

Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2019 and 2020, respectively, was $8,651 and $9,886 (included in cash flows from operating activities).

Maturities of lease liabilities are as follows:

2021	$10,113
2022	11,216
2023	9,076
2024	7,863
2025	7,638
2026 and thereafter	24,080

Total undiscounted cash flows	69,986
Less imputed interest	11,289

Present value of lease liabilities	$58,697

NOTE 6:-	CAPITALIZED SOFTWARE DEVELOPMENT COSTS, NET

The changes in capitalized software development costs for the years ended December 31, 2019 and 2020 were as follows:

	Year ended December 31,
	2019	2020

Balance at the beginning of the year	$22,434	$23,953

Capitalization	5,665	5,798
Amortization	(5,668)	(6,558)
Functional currency translation adjustments	1,522	1,169

Balance at year end	$23,953	$24,362

Amortization of capitalized software development costs for 2018, 2019 and 2020, was $4,859, $5,668 and $6,558, respectively. Amortization expense is included in cost of revenues.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net, are comprised of the following:

	Weighted average remaining useful life (years)	December 31,
		2019	2020
Original amounts:

Customer relationships	8.5	$23,409	$59,482
Technology	4.6	52,555	70,813
Patent	3.5	1,389	1,493

		77,353	131,788

Accumulated amortization:

Customer relationships		14,673	18,827
Technology		27,891	37,050
Patent		754	958

		43,318	56,835

Other intangible assets, net		$34,035	$74,953

In October 2020, the Company purchased a perpetual software license, which includes a permission to use the licensor’s source code and intellectual property rights, for a total consideration of $2,810. This purchase was included in the technology under other intangible assets.

b.	Amortization of other intangible assets was $11,237, $10,000 and $12,127 for 2018, 2019 and 2020, respectively.

c.	Estimated amortization expense for future periods:

2021	$15,906
2022	12,386
2023	12,025
2024	9,110
2025 and thereafter	25,526

$74,953

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2019 and 2020 are as follows:

	Year ended December 31,
	2019	2020

Balance at the beginning of the year	$166,094	$170,703

Acquisitions	622	87,438
Functional currency translation adjustments	3,987	6,141

Balance at year end	$170,703	$264,282

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2019	2020

Government authorities	$13,675	$10,348
Accrued interest – Series B Debentures	1,167	-
Accrued expenses and other liabilities	19,022	24,277

	$33,864	$34,625

NOTE 10:-	SERIES B DEBENTURES, NET OF CURRENT MATURITIES

	December 31,
	2019	2020

Series B Debentures	$69,287	$118,778
Less: Current maturities	(9,898)	(19,796)
Less: Unamortized debt discounts and issuance costs	(539)	(306)

	$58,850	$98,676

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

In June 2020, the Company expanded the Series B Debentures issuance and raised an additional NIS 210 million (approximately $60.3 million) linked to US dollars, payable in six equal annual payments of $9,898, on January 1 of each of the years 2021 through 2026. The outstanding principal amount of the Series B Debentures will bear a fixed interest rate of 3.37% per annum, payable on January 1 and July 1 of each of the years 2020 through 2025, with one final interest payment on January 1, 2026. Debt premium and issuance costs, net, were approximately $80, allocated to the Series B Debentures discount and are amortized as financial expenses over the term of the Series B Debentures due in 2026.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SERIES B DEBENTURES, NET OF CURRENT MATURITIES (Cont.)

Following the raise of the additional NIS 210 million in Series B Debentures, a $20,000 short-term bank loan taken on March 18, 2020, from a commercial bank was fully repaid on June 9, 2020.

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

In accordance with the indenture for the Series B Debentures, the Company is required to meet the following financial covenants: (1) Target shareholders’ equity (excluding minority interest)- above $120 million – as of December 31, 2020, total shareholders’ equity was approximately $382 million; and (2) Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65% - as of December 31, 2020 the ratio of net financial indebtedness to net capitalization was (9.75)%. (3) Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5. As of December 31, 2020, the Target ratio of net financial indebtedness to EBITDA was (0.47). As of December 31, 2020, Sapiens is in compliance with all of its financial covenants.

During the years ended December 31, 2019 and 2020, the Company recorded $2,336 and $3,180, respectively of interest expense and $171 and $134, respectively of amortization of debt issuance costs, premium and discount in respect of the Series B Debentures.

As of December 31, 2019, and 2020, the estimated fair value of the Company’s Series B Debentures was $70,593 and $122,760, respectively. The fair value was determined based on the closing trading price of the Series B Debentures as of the last day of trading for the period. The fair value of the Series B Debentures is considered a Level 2 measurement as they are not actively traded.

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

Royalty expense amounted to $414, $471 and $494 in 2018, 2019 and 2020, respectively, and are included in cost of revenues.

As of December 31, 2020, the Company had a contingent liability to pay royalties of up to $6,014.

b.	The Company provided bank guarantees in the amount of $899 as security for the rent to be paid for its leased offices. The bank guarantees are valid through February 2021 and thereafter will be renewed for the same amount through February 2022. As of December 31, 2020, the Company provided bank guarantees of $291 as security for the performance of various contracts with customers and suppliers.

c.	In accordance with the indenture for the Series B Debentures, the Company is required to meet certain financial covenants. See Note 10 above.

d.	Contingent purchase obligations

As part of the Company’s acquisitions in recent years, the Company has several contingent earn-out obligations depending on retention and performance criteria. Refer to Note 1 for further information.

NOTE 12:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates in Israel:

Taxable income of Israeli companies was generally subject to corporate tax at the rate of was 23% in 2020 and 2019. However, the effective tax rate payable by a company that derives from profits that are subjected to Preferred Enterprise, Preferred Technological Enterprise regime or / and Special Preferred Technological Enterprise regime (as discussed below) may be materially lower.

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

New Amendment- Preferred Technology Enterprise (“PTE”):

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments (“the 2017 Amendment”) was published and was pending the publication of regulations, in May 2017 regulations were promulgated by the Finance Ministry to implement the “Nexus Principles” based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. Following the publication of the regulations the 2017 Amendment became fully effective. According to the 2017 Amendment, a Preferred Technological Enterprise, as defined in the 2017 Amendment, with total consolidated revenues of the group companies is less than NIS 10 billion, shall be subject to 12% tax rate on income derived from intellectual property (in development area A—a tax rate of 7.5%). In order to qualify as a Preferred technological enterprise certain criterion must be met, such as a minimum ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual revenues derived from exports. A PTE that acquires Benefited Intangible Assets from a foreign company for more than NIS 200 million after January 1, 2017, will be eligible for 12% reduce tax rate on capital gain upon sale of the Benefited Intangible Assets.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a Special PTE (an enterprise for which, among others, total consolidated revenues of its parent company and all subsidiaries is at least NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on PTI regardless of the company’s geographic location within Israel. In addition, a Special PTE will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017.

Starting 2017 under Amendment 73 to the Investment Law, part of the Company’s taxable income in Israel were entitled to a preferred 12% tax rate. Since 2019, under Special PTE the tax rate for part of the Company’s taxable income in Israel has been reduced to a 6% corporate tax rate.

3.	Foreign Exchange Regulations:

Under the Foreign Exchange Regulations, some of the Company’s Israeli subsidiaries calculate their tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31 of each year for tax purposes only.

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

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2020 was $22,155 and the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that were essentially permanent in duration as of December 31, 2020 was $2,952.

c.	Tax Reform - United States of America:

The U.S. Tax Cuts and Jobs Act of 2017 (“TCJA”) was approved by US Congress on December 20, 2017 and signed into law by then-US President Donald J. Trump on December 22, 2017. This legislation makes complex and significant changes to the U.S. Internal Revenue Code. Such changes include a reduction in the corporate tax rate and limitations on certain corporate deductions and credits, among other changes.

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

The TCJA introduced the rules for tax on the global intangible low-taxed income (“GILTI”) on foreign income in excess of a deemed return on tangible assets of foreign corporations. One of our subsidiaries is subject to GILTI.

d.	Net operating losses carryforwards:

As of December 31, 2020, certain subsidiaries had tax loss carryforwards totaling approximately $30,187. Most of these carryforward tax losses have no expiration date.

e.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Significant components of the Company deferred tax assets and liabilities are as follows:

	December 31,
	2019	2020
Deferred tax assets:
Net operating losses carryforwards	$7,792	$8,701
Research and development	2,312	1,514
Lease liability	10,161	9,441
Reserves and allowances	7,140	5,523
Other	1,011	2,041

Deferred tax assets before valuation allowance	28,416	27,220
Valuation allowance	(6,797)	(8,057)

Deferred tax assets	21,619	19,163

Deferred tax liabilities:
Capitalized software development costs	(4,011)	(3,428)
Lease right-of-use asset	(10,161)	(9,441)
Acquired intangibles	(8,107)	(17,498)
Property and equipment	(415)	(380)
Undistributed earnings	(921)	(1,302)
Other	(278)	(1,254)

Deferred tax liabilities	(23,893)	(33,303)

Deferred tax liabilities, net	$(2,274)	$(14,140)

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

	December 31,
	2019	2020

Deferred tax assets, net	$2,808	$1,870
Deferred tax liabilities, net	(5,082)	(16,010)

Deferred tax liabilities, net	$(2,274)	$(14,140)

Deferred tax assets, net, are included in other long-term assets. Deferred tax liabilities, net, are included in other long-term liabilities.

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from operating losses carry forwards and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2018	2019	2020

Domestic (Israel)	$17,149	$34,303	$34,037
Foreign	1,882	798	7,161

	$19,031	$35,101	$41,198

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

g.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income for an Israeli company, and the actual tax expense as reported in the statements of income is as follows:

	Year ended December 31,
	2018	2019	2020
Income before taxes on income, as reported in the statements of income	$19,031	$35,101	$41,198

Statutory tax rate in Israel	23%	23%	23%

Theoretical taxes on income	$4,377	$8,073	$9,476

Increase (decrease) in taxes resulting from:
Effect of foreign tax rates	315	231	(85)
Effect of benefited tax rates	(1,233)	(2,557)	(5,426)
Carryforward tax losses and other temporary differences for which valuation allowance was provided (utilized)	(1,067)	783	558
Non-deductible expenses	1,276	549	1,722
Increase in uncertain tax positions, net	1,653	1,889	755
Others	(290)	(358)	41

Taxes on income, as reported in the statements of income	$5,031	$8,610	$7,041

h.	Taxes on income are comprised as follows:

	Year ended December 31,
	2018	2019	2020

Current	$6,839	$14,733	$7,543
Deferred	(1,808)	(6,123)	(502)

	$5,031	$8,610	$7,041

	Year ended December 31,
	2018	2019	2020

Domestic (Israel)	$4,081	$3,639	3,695
Foreign	950	4,971	3,346

	$5,031	$8,610	$7,041

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

i.	Uncertain tax benefits:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2019	2020

Balance at the beginning of the year	$3,946	$5,835
Acquisition of subsidiaries	-	1,057
Increase in tax positions	1,999	2,487
Decrease in tax positions	(110)	(1,733)

Balance at the end of the year	$5,835	$7,646

As of December 31, 2019, and 2020, accrued interest related to unrecognized tax benefits amounted to $1,039 and $1,748, respectively.

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

Tax assessments filed by part of the Company’s Israeli subsidiaries through the year ended December 31, 2015, are considered to be final.

The Company is currently under audit in several jurisdictions for the tax years 2015  and onwards. Timing of the resolution of audits is highly uncertain and therefore, as of December 31, 2020, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

NOTE 13:-	EQUITY

a.	The common shares of the Company are traded on the NASDAQ and on the Tel-Aviv Stock Exchange.

Common shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

On October 20, 2020, the Company completed a secondary public offering of its ordinary shares on the NASDAQ. The Company issued 3,898,304 shares at a price of $29.50 per share before issuance expenses and underwriting discounts. The total proceeds from the issuance amounted to $108,737, net of issuance expenses of $509.

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

The total number of Common Shares available under the 2011 Plan was set at 8,000,000. Upon the approval of the 2011 Plan, the board of directors determined that no further awards would be issued under the Company’s previously existing share incentive plans.

As of December 31, 2020, 2,610,136 common shares of the Company were available for future grant under the 2011 Plan. Any options granted under the 2011 Plan which are forfeited, cancelled, terminated or expired, will become available for future grant under the 2011 Plan.

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

A summary of the stock option activities in 2020 is as follows:

	Year ended December 31, 2020
	Amount of options	Weighted average exercise	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Outstanding at January 1, 2020	1,869,412	10.25	3.21	$23,838
Granted	315,000	26.28
Exercised	(603,519)	8.63
Expired and forfeited	(118,411)	11.15

Outstanding at December 31, 2020	1,462,482	14.26	3.17	24,019

Vested and expected to vest	1,462,482	14.26	3.17	24,019

Exercisable at December 31, 2020	732,209	10.59	2.29	$14,092

The weighted average grant date fair values of the options granted during the years ended December 31, 2018, 2019 and 2020 were $3.43, $4.24 and $7.99, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	EQUITY (Cont.)

The total intrinsic value of options exercised during the years ended December 31, 2018, 2019 and 2020 was $1,641, $2,301 and $11,658, respectively.

The options outstanding under the Company’s stock option plans as of December 31, 2020 have been separated into ranges of exercise prices as follows:

					Weighted
	Options	Weighted		Options	Average
	outstanding	Average	Weighted	Exercisable	Exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	Options
exercise price	2020	Term	price	2020	Exercisable
		(Years)	$		$

1.12	8,408	0.41	1.12	8,408	1.12
8.31-10.07	280,324	1.73	9.17	207,133	9.15
11.07-11.09	682,500	2.81	11.09	426,250	11.09
11.85-15.46	176,250	3.27	12.75	90,418	12.41
24.29-25.4	235,000	5.13	25.12	-	-
31.96	80,000	5.60	31.96	-	-

	1,462,482	3.17	14.26	732,209	10.59

The total equity-based compensation expenses related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2018 , 2019 and 2020, was $1,942, $1,405 and $3,987 respectively. Such expenses are recorded as part selling, marketing, general and administrative expenses in the Company’s consolidated statements of income.

A summary of the RSU activities in the six months ended December 31, 2020 is as follows:

	Amount of options	Weighted Average Grant-Date Fair Value

Unvested at January 1, 2020	-	-
Granted	238,005	24.45

Unvested at December 31, 2020	238,005	24.45

In connection with the Company’s acquisition of sum.cumo, on February 6, 2020 (see Note 1b), the Company issued an aggregate of 173,005 RSUs to certain employees of sum.cumo in connection with the acquisition. The value of these grants was not included in the purchase price of sum.cumo, since their vesting is subject to both continued employment and other performance criteria.

The Company recorded compensation costs related to RSUs of $2,143 for the year ended December 31, 2020, which were included in Selling, marketing, general and administrative expenses in the Company’s consolidated statements of income.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	EQUITY (Cont.)

c.	As of December 31, 2020, there was $6,454 of total unrecognized compensation cost related to non-vested options and RSUs, which is expected to be recognized over a weighted-average period of 1.76 years.

d.	Dividend:

On May 14, 2020, the Company’s extraordinary general meeting of shareholders approved the distribution of a cash dividend of $0.14 per common share for a total amount of $7,044 that was paid during June and July 2020.

NOTE 14:-	RELATED PARTIES TRANSACTIONS

Agreements with controlling shareholder and its affiliates:

The Company has in effect services agreements with certain companies that are affiliated with Formula, Sapiens’ parent company (most recently since December 23, 2014 and thereafter), and Asseco, Sapiens’ ultimate parent company, pursuant to which the Company has received services amounting to approximately $4,455, $6,005 and $8,523, in aggregate for the years ended December 31, 2018, 2019 and 2020. In addition, during the years ended December 31, 2018, 2019 and 2020, the Company purchased from those affiliated companies an aggregate of approximately $320, $194 and $267 of hardware and software.

On August 18, 2015, Sapiens completed the acquisition from Asseco Poland S.A. (“Asseco”) of all issued and outstanding shares of Sapiens Software Solutions (Poland) Sp. z o.o. (formerly “Insseco Sp. z o.o.”) (“Sapiens Poland”). Asseco is the ultimate parent company of Sapiens, through its holdings in Formula.

Under the share purchase agreement for that acquisition, Asseco committed to assign all customer contracts to Sapiens Poland that relate to the intellectual property that the Company acquired as part of the acquisition. In the event that Asseco cannot obtain the consent of any customer to the assignment of its contract to Sapiens Poland, Asseco will hold that customer’s contract in trust for the benefit of Sapiens Poland.

During the years ended December 31, 2018, 2019 and 2020, Asseco provided back office and professional services and fixed assets to Sapiens Poland in an amount totaling approximately $980, $676 and $521, respectively.

As of December 31, 2019, and 2020, the Company had trade payables balances due to its related parties in amount of approximately $1,640 and $1,908, respectively. In addition, as of December 31, 2019 and 2020, the Company had trade receivables balances due from its related parties in amount of approximately $770 and $1,241, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2018	2019	2020
Numerator (thousands):

Net income attributed to Sapiens’ shareholders	$13,785	$26,247	$33,775

Denominator (thousands):

Denominator for basic earnings per share - weighted average number of common shares, net of treasury stock	49,827	50,031	51,208
Stock options and RSU	279	622	951

Denominator for diluted net earnings per share - adjusted weighted average number of shares	50,106	50,653	52,159

The weighted average number of shares related to outstanding anti-dilutive options excluded from the calculations of diluted net earnings per share was 1,369,514, 0 and 200,000 for the years 2018, 2019 and 2020, respectively.

NOTE 16:-	GEOGRAPHIC INFORMATION

a.	The Company operates in a single reportable segment as a provider of software solutions. See Note 1 for a brief description of the Company’s business. The data below is presented in accordance with ASC 280, “Segment Reporting”.

b.	Geographic information:

The following table sets forth revenues by country based on the billing address of the customer. Other than as shown below, no other country accounted for more than 10% of the Company’s revenues during the years ended December 31, 2018, 2019 and 2020.

	Year ended December 31,
	2018	2019	2020
1. Revenues:
North America*)	$136,477	$163,565	$187,258
Europe**)	128,513	133,851	172,660
Rest of the world	24,717	28,258	22,985

	$289,707	$325,674	$382,903

*)	Revenues from North America consist primarily of revenues from the United States, except for $649, $476 and $571 of revenues derived from Canada during the years ended December 31, 2018, 2019 and 2020, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	GEOGRAPHIC INFORMATION (Cont.)

**)	Revenues from Europe include UK, Israel and other European countries.

Revenues from the United Kingdom (UK) amounted to $38,815, $41,051 and $40,828 during the years ended December 31, 2018, 2019 and 2020, respectively.

	December 31,
	2019	2020
2. Long-lived assets, including property and equipment, net and operating lease right-of-use assets:
Israel	$28,396	$27,944
North America	7,741	8,245
APAC	23,437	20,871
Europe	6,566	14,300

	$66,140	$71,360

c.	Major customer data:

For the years ended December 31, 2018, 2019 and 2020, no single customer contributed more than 10% to the Company’s total revenues.

NOTE 17:-	REVENUE

Remaining performance obligations represent contract revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. The aggregate amount of consideration allocated to performance obligations either not satisfied or partially unsatisfied was approximately $192 million as of December 31, 2020. The Company expects to recognize approximately 73% in 2021 from remaining performance obligations as of December 31, 2020, and the remainder thereafter. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration; the remaining performance obligations related to professional services contracts that are on a T&M basis were excluded, as the Company elected to apply the practical expedients in accordance with ASC 606.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	REVENUE (Cont.)

Disaggregation of revenue:

The following table provides information about disaggregated revenue by type of contract, and timing of revenue recognition (in thousands):

	Years ended December 31,
	2019	2020

Project implementation phase:
Revenues from pre-production implementation projects	$121,986	$142,247
Revenues from post-production implementation projects	203,688	240,656

Total	$325,674	$382,903

Contract balances:

The following table provides information about trade receivables, unbilled receivables, contract assets and contract liabilities (deferred revenues) from contracts with customers (in thousands):

	December 31,
	2019	2020

Trade receivables (net of allowance for credit losses of $543 and $1,558 at December 31, 2019 and 2020, respectively)	34,615	48,623
Short-term unbilled receivables *)	9,511	9,301
Long-term unbilled receivables *)	362	772
Contract assets **)	6,095	7,485
Deferred revenues (short-term contract liabilities)	21,021	34,548
Long-term deferred revenues (long-term contract liabilities) ***)	216	524

Both trade receivables and deferred revenues (short-term contract liabilities) increased during 2020 as a result of business combinations of $6,784 and $15,875, respectively.

(*)	Unbilled receivables relate to revenue recognized in excess of amounts invoiced as the Company has an unconditional right to invoice and receive payment in the future related to its fulfilled obligations.

(**)	Contract assets relate to unbilled receivables, which represent revenue recognized on arrangements for which billings have not yet been presented to customers because the amounts were earned but not contractually billable as of the balance sheet date, and the right to consideration is generally subject to milestone completion, client acceptance or factors other than the passage of time.

(***)	Included in other long-term liabilities in the consolidated balance sheets

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	REVENUE (Cont.)

No impairment loss was recognized in respect of the Company’s outstanding contract assets during the years ended December 31, 2019 and 2020.

During the year ended December 31, 2020, the Company recognized $20,029 that was included in deferred revenues (short-term contract liability) balance at December 31, 2019.

NOTE 18:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2018	2019	2020

Total costs	$39,574	$43,043	$47,156
Less - capitalized software development costs	(5,160)	(5,665)	(5,798)

Research and development expenses, net	$34,414	$37,378	$41,358

b.	Financial expense, net

	Year ended December 31,
	2018	2019	2020
Financial income:
Interest	$181	$382	$380
Foreign currency translation	867	991	1,312
Derivatives gains	-	565	721

	1,048	1,938	2,413
Financial expenses:
Foreign currency translation, bank charges and other	1,059	1,646	1,299
Interest	3,225	3,030	4,302
Derivatives losses	755	30	617

	(5,039)	(4,706)	(6,218)

Financial expense, net	$(3,991)	$(2,768)	$(3,805)

- - - - - - - -