Form 20-F
period 2021-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2022-03-31
CIK 885740

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

As of December 31, 2021, the Registrant had 55,065,009 Common Shares, par value € 0.01 per share, outstanding
(which excludes 2,328,296 Common Shares held in treasury).

Indicate by check mark if the registrant is well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒     No ☐

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

Yes ☐     No ☒

i

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

●	References to “Sapiens,” the “Company,” the “Registrant,” “our company,” “us,” “we” and “our” refer to Sapiens International Corporation N.V., a Cayman Islands exempted company, and its consolidated subsidiaries

●	References to “our shares,” “Common Shares” and similar expressions refer to Sapiens’ Common Shares, par value € 0.01 per share

●	References to “Cálculo” refer to Cálculo S.A.U, a provider of a core insurance solution and managed services to the Spanish market, which Sapiens acquired during the fourth quarter of 2019

●	References to “Delphi” refer to Delphi Technology, Inc., a Boston-based vendor of software solutions that focuses on the medical professional liability (MPL)/healthcare professional liability (HCPL) markets, which Sapiens acquired in the third quarter of 2020

●	References to “sum.cumo” refer to sum.cumo Sapiens Gmbh, a German-based provider of digital, consumer-centric solutions mainly to the insurance sector, which Sapiens acquired in the first quarter of 2020

●	References to “Tia Technology” refer to Tia Technology, a Denmark-headquartered vendor of digital software solutions to customers globally, primarily in Denmark, Norway, Sweden, Finland, South Africa and the Baltics, which Sapiens acquired in the fourth quarter of 2020

●	References to “dollars,” “U.S. dollars,” “U.S. $” and “$” are to United States dollars

●	References to “Euro” or “€” are to the Euro, the official currency of the Eurozone in the European Union

●	References to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency

●	References to the “Articles” are to our Articles of Association, as currently in effect

●	References to the “Memorandum” are to our Memorandum of Association, as currently in effect

●	References to the “Securities Act” are to the Securities Act of 1933, as amended

●	References to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended

●	References to “Nasdaq” are to the Nasdaq Stock Market

●	References to the “TASE” are to the Tel Aviv Stock Exchange

●	References to the “SEC” are to the United States Securities and Exchange Commission

Cautionary Note Regarding Forward-Looking Statements

Certain matters discussed in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	the degree of our success in our plans to leverage our global footprint to grow our sales;

●	the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy;

●	the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions;

●	our lengthy and complex sales cycles, which do not always result in the realization of revenues;

●	the degree of our success in retaining our existing customers and competing effectively for greater market share;

●	difficulties in successfully planning and managing changes in the size of our operations;

●	the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream;

●	the challenges and potential liability that heightened privacy laws and regulations pose to our business;

●	occasional disputes with clients, which may adversely impact our results of operations and our reputation;

●	various intellectual property issues related to our business;

●	potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems, particularly in the current work-from-home environment;

●	risks related to the insurance industry in which our clients operate;

●	the unknown further duration of the global COVID-19 pandemic and the extent of its impact on our operations, financial position and cash flows, and those of our customers and suppliers;

●	risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus outbreak, or fluctuations in currency exchange rates; and

●	risks related to our principal location in Israel and our status as a Cayman Islands company.

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

A. [Reserved]

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

Risk Factors Summary

The following is a summary of the principal risks that could materially adversely affect our business, results of operations, and financial condition, all of which are more fully described below. This summary should be read in conjunction with the other information discussed in this Item 3.D, and should not be relied upon as an exhaustive summary of the material risks facing our business. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” and elsewhere in this annual report for a more thorough description of these and other risks.

Risks Related to Our Business, Our Industry and Our Financing Activities

●	Our performance is dependent on the success of our M&A growth strategy, and the integration and continued success of the entities that we acquire.

●	Our product development and sales cycles are often lengthy, requiring us to expend significant time and resources prior to, and without assurances of, generating associated revenues.

●	Retention of key talent is challenging in the current labor markets in the regions in which we operate.

●	Failure to manage our growth— both organic and non-organic—could effectively harm our business.

●	We may be unable to successfully develop and deploy new technologies to address the updated needs of our customers.

●	The market for software solutions and related services is highly competitive and dynamic, and we may be unable to adapt rapidly enough to changing market conditions and to compete successfully with existing or new competitors.

●	Long-term, large, complex implementation projects that we work on often involve changes, which could cause disputes between us and our customers.

●	Security vulnerabilities in our software solutions could lead to reduced revenue or to liability claims.

●	We are subject to risks that are characteristic of the insurance market, including catastrophes, potential capital markets crashes, and consolidation.

●	Breaches or significant disruptions of our information technology systems have occurred and may occur again in the future.

●	We face increased competition from a wide variety of market participants.

●	Our expanding international operations are accompanied by costs, operational risks and required regulatory compliance in many jurisdictions.

Risks Related to Intellectual Property

●	We may be unable to protect our patents and trademarks from infringement, and avoid infringing the intellectual property rights of others.

●	We may be liable to our clients for damages caused by a violation of intellectual property rights.

Risks Related to Our Israeli Operations and Our Status as a Cayman Islands Company

●	Israeli government tax benefits we receive may be terminated if we cease to qualify for them.

●	Our Israeli research and development grants impose various limitations on us, including restrictions on our ability to transfer manufacturing operations or technology outside of Israel.

Risks Relating to Our Business, Our Industry and Our Financing Activities

The implementation of our M&A growth strategy, which requires the integration of multiple acquired companies, including among others, most recently, Tia Technology, Delphi, sum.cumo and their respective businesses, operations and employees with our own, involves significant risks, and the failure to integrate successfully may adversely affect our future results.

In the past decade we have completed a significant number of important acquisitions. Most recently, in 2020, we acquired Tia Technology, Delphi and sum.como . These acquisitions are part of our integrated M&A growth strategy, which is centered on three key factors: growing our customer base, expanding our geographic footprint and adding complementary solutions to our portfolio— all while we seek to ensure our continued high quality of services and product delivery. Any failure to successfully integrate the business, operations and employees of our acquired companies, or to otherwise realize the anticipated benefits of these acquisitions, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies and technologies, and the harmonization of differences in the business cultures between these companies and their personnel. Integration of these businesses will be complex and time-consuming, will involve additional expense and could disrupt our business and divert management’s attention from ongoing business concerns. The challenges involved in integrating Tia Technology, Delphi and sum.como include:

●	Preserving customer and other important relationships

●	Integrating complex, core products and services that we acquire with our existing products and services

●	Integrating financial forecasting and controls, procedures and reporting cycles

●	Combining and integrating information technology, or IT, systems

●	Integrating employees and related HR systems and benefits, maintaining employee morale and retaining key employees

●	Potential confusion that we may have in our dealings with customers and prospective customers as to the products we are offering to them and potential overlap among those products

●	Investment of significant management time and attention towards the integration process

The benefits we expect to realize from these acquisitions are, necessarily, based on projections and assumptions about the combined businesses of our company, and assume, among other things, the successful integration of these acquired entities into our business and operations. Our projections and assumptions concerning our acquisitions may be inaccurate, however, and we may not successfully integrate the acquired companies and our operations in a timely manner, or at all. We may also be exposed to unexpected contingencies or liabilities of the acquired companies. Furthermore, if a company that we acquire also conducts operations outside of insurance-related solutions, those operations may pose additional risks to our ability to ensure successful results of operations and may potentially cause us future loss of revenue. If we do not realize the anticipated benefits of these transactions, our growth strategy and future profitability could be adversely affected.

Our development cycles are lengthy, and we may not have the resources available to complete development of new, enhanced or modified solutions. We may incur significant expenses before we generate revenues, if any, from our solutions.

Because our solutions are complex and require rigorous testing, development cycles can be lengthy, taking us up to two years to develop and introduce new, enhanced or modified solutions. Moreover, development projects can be technically challenging and expensive. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from such expenses. We may not have, in the future, sufficient funds or other resources to make the required investments in product development. Furthermore, we may invest substantial resources in the development of solutions that do not achieve market acceptance or commercial success. Even where we succeed in our sales efforts and obtain new orders from customers, the complexity involved in delivering our solutions to such customers makes it more difficult for us to consummate delivery in a timely manner and to recognize revenue and maximize profitability. Failure to deliver our solutions in a timely manner could result in order cancellations, damage our reputations and require us to indemnify our customers. Any of these risks relating to our lengthy and expensive development cycle could have a material adverse effect on our business, financial conditions and results of operations.

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

Investment in highly skilled research and development, product implementation, customer support and other personnel is a critical factor in our ability to develop and enhance our solutions and support our customers, but that personnel may nevertheless be hard to retain and an increase in that investment may furthermore reduce our profitability.

As a provider of software solutions that rely upon technological advancements, we rely heavily on our research and development activities to remain competitive. We consequently depend in large part on the ability to attract, train, motivate and retain highly skilled information technology professionals for our research and development team, as well as software programmers and communications engineers, and product implementation experts, particularly individuals with knowledge and experience in the insurance industry. Because our software solutions are highly complex and are generally used by our customers to perform critical business functions, we also depend heavily on other skilled technology professionals to provide ongoing support to our customers. Skilled technology professionals are often in high demand and short supply.

Our research and development, product delivery, and general and administrative, activities are conducted at locations where the competition for skilled technology professionals is particularly intense. While there has been strong competition for qualified human resources in the high-tech industry historically, the industry experienced record growth and activity in 2021, both at the earlier stages of venture capital and growth equity financings, and at the exit stage of initial public offerings and mergers and acquisitions. This flurry of growth and activity has caused a sharp increase in job openings in both high-tech companies and research and development centers, as well as the intensification of competition between employers to attract qualified employees in those jurisdictions. Employee attrition— for all fields and professions, and for all levels of management— has accompanied this strong competition, and hi-tech companies such as ours that are based in Israel and these other jurisdictions are currently facing a severe shortage of skilled human capital, including engineering, research and development, sales and customer support personnel. Many of the companies with which we compete for qualified personnel may have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors.

If we are unable to hire or retain qualified research and development personnel and other technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. Even if we succeed at retaining the necessary skilled personnel in our research and development and customer support efforts, our investments in our personnel and product development efforts increase our costs of operations and thereby reduce our profitability, unless accompanied by increased revenues. As a result of the intense competition for qualified human resources, the high-tech market in which we operate has experienced and may continue to experience significant wage inflation.  Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Given the highly competitive industry in which we operate, we may not succeed in increasing our revenues in line with our increasing investments in our personnel and research and development efforts.

Furthermore, as we seek to expand the marketing and offering of our products into new territories, it requires the retention of new, additional skilled personnel with knowledge of the particular market and applicable regulatory regime. Such skilled personnel may not be available at a reasonable cost relative to the additional revenues that we expect to generate in those territories, or may not be available at all. In particular, wage costs in lower-cost markets where we have recently added personnel, such as India, are increasing and we may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. The transition of projects to new locations may also lead to business disruptions due to differing levels of employee knowledge and organizational and leadership skills. Although we have never experienced an organized labor dispute, strike or work stoppage, any such occurrence, including with unionization efforts, could disrupt our business and operations and harm our financial condition. In addition, we may need to attract and train additional IT professionals at a rapid rate in order to serve several new customers or implement several new large-scale projects in a short period of time. If there is a subsequent downturn in economic conditions and we need to lay off some of those employees, that will result in our loss of the time and resources that we had invested in training them, and our loss of their accumulated know-how.

Failure to manage our growth— both organic and non-organic—could effectively harm our business.

In recent years, we experienced, and expect to continue to experience in the future, growth in our international operations that has placed, and will continue to place, a significant strain on our operational and financial resources and our personnel. To manage our anticipated future growth effectively, we must continue to maintain and may need to enhance our information technology infrastructure, financial and accounting systems and controls and manage expanded operations and employees in geographically distributed locations. We also must attract, train and retain a significant number of additional qualified sales and marketing personnel, professional services personnel, software engineers, technical personnel and management personnel. Our failure to manage our growth effectively could have a material adverse effect on our business, results of operations and financial condition. Our growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of new services or product enhancements. For example, since it may take as long as six months to hire and train a new member of our professional services staff, we make decisions regarding the size of our professional services staff based upon our expectations with respect to customer demand for our products and services. If these expectations are incorrect, and we increase the size of our professional services organization without experiencing an increase in sales of our products and services, we will experience reductions in our gross and operating margins and net income. If we are unable to effectively manage our growth, our expenses may increase more than expected, our revenues could decline or grow more slowly than expected and we may be unable to implement our business strategy. Our growth may also be accompanied by greater exposure to litigation, including suits by clients, vendors, employees or former employees, as the sizes of our workforce and our overall international operations increase. All such litigation carries with it related costs and could divert our management’s attention from ongoing business concerns. We also intend to continue to expand into additional international markets which, if not technologically or commercially successful, could harm our financial condition and prospects.

If we do not successfully develop and deploy new technologies to address the updated needs of our customers, our business and results of operations could suffer.

Our recent success has been based largely on our ability to design software solutions that enable our customers to facilitate, improve and automate traditional insurance processes to make them easier for end-customers, by utilizing advanced technologies, such as digital engagement, low-code/no-code, API layer, advanced analytics and cloud computing. We spend substantial amounts of time and money researching and developing new technologies and enhanced versions of existing features to meet our customers’ and potential customers’ rapidly evolving needs. There is no assurance that our enhancements to our solutions or our new solutions’ features, capabilities, or offerings, will be compelling to our customers or gain market acceptance. If our research and development investments do not accurately anticipate customer demand or if we fail to develop our solutions in a manner that satisfies customer preferences in a timely and cost-effective manner, we may fail to retain our existing customers or increase demand for our solutions.

Introduction of new products and services by competitors or the development of entirely new technologies to replace existing offerings could make our solutions obsolete or adversely affect our business, financial condition, and results of operations. We may experience difficulties with software development, design, or marketing that delay or prevent our development, introduction, or implementation of new solutions, features, or capabilities. We have in the past experienced delays in our internally planned release dates of new features and capabilities, and there can be no assurance that new solutions, features, or capabilities will be released according to schedule. Any delays could result in adverse publicity, loss of revenue or market acceptance, or claims by customers brought against us, any of which could harm our business. Moreover, the design and development of new solutions or new features and capabilities to our existing solutions may require substantial investment, and we have no assurance that such investments will be successful. If customers do not widely adopt our new solutions, experiences, features, and capabilities, we may not be able to realize a return on our investment and our business, financial condition, and results of operations may be adversely affected.

Our new and existing solutions and changes to our existing solutions could fail to attain sufficient market acceptance for many reasons, including:

●	Our failure to predict market demand accurately in terms of product functionality and to supply offerings that meet that demand in a timely fashion;

●	Product defects, errors, or failures or our inability to satisfy customer service level requirements;

●	Negative publicity or negative private statements about the security, performance, or effectiveness of our solutions or product enhancements;

●	Delays in releasing to the market our new offerings or enhancements to our existing offerings, including new product modules;

●	Introduction or anticipated introduction of competing solutions or functionalities by our competitors;

●	Inability of our solutions or product enhancements to scale and perform to meet customer demands;

●	Receiving qualified or adverse opinions in connection with security or penetration testing, certifications or audits, such as those related to IT controls and security standards and frameworks or compliance;

●	Poor business conditions for our customers, causing them to delay software purchases;

●	Reluctance of customers to purchase proprietary software solutions;

●	Reluctance of customers to purchase products incorporating open source software;

If we are not able to continue to identify challenges faced by our customers and develop, license, or acquire new features and capabilities for our solutions in a timely and cost-effective manner, or if such enhancements do not achieve market acceptance, our business, financial condition, results of operations, and prospects may suffer and our anticipated revenue growth may not be achieved.

Because we derive, and expect to continue to derive, substantially all of our revenue from implementation of our solutions, along with post-implementation services such as ongoing support and maintenance and professional services, market acceptance of these solutions, and any enhancements or changes thereto, is critical to our success.

The market for software solutions and related services is highly competitive and dynamic, and we need to adapt quickly to trends in order to retain or grow our market share.

The market for software solutions and related services and for business solutions for the insurance and financial services industry in particular, is highly competitive and continuously evolving. Our failure to adapt to changing market conditions and to compete successfully with established or new competitors could have a material adverse effect on our results of operations and financial condition. Many of our smaller competitors have been acquired by larger competitors, which provides those smaller competitors with greater resources and potentially a larger client base for which they can develop solutions. Our customers or potential customers may prefer suppliers that are larger than us, are better known in the market or that have a greater global reach. In lieu of being acquired by larger competitors, current and potential competitors have established, and may establish in the future, cooperative relationships among themselves, or with third parties to increase their abilities to address the needs of our existing, or prospective, customers. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. As a means of adapting to competition, we and some of our competitors have developed systems to allow customers to outsource their core systems to external providers (known as BPO). We are seeking to partner with BPO providers, but there can be no assurance that such BPO providers will adopt our solutions rather than those of our competitors. Determinations by current and potential customers to use BPO providers that do not use our solutions may result in the loss of such customers and limit our ability to gain new customers.

A number of our competitors also have operational advantages relative to us, as they are generally private companies that are not required to report results of operations on a regular basis, and can consequently benefit from the ability to take more risky actions in the hope of building up strong brand name recognition, such as payment of higher salaries as a recruitment tool, sale of products at cheaper prices, and very rapid growth of sales and marketing teams, even if those actions result in operating losses.

To compete in the rapidly changing environment, and win the competition for end-customers, we also need to offer a coherent digital and data propositions, allowing our insurance provider customers to better interact with their own customers in a digital and omni-channel manner. If we fail to adapt and accelerate the development of our digital and data offerings, that may adversely impact our ability to compete in our target markets. Consolidation in the insurance industry in which some of our clients operate also increases competitiveness for us by reducing the number of potential clients for whose business we and our competitors compete. The high level of continuity with which insurance and other financial services clients remain with their providers of software-related services also increases general competitiveness by tying clients to their service providers and thereby shrinking the market of potential clients.

Our competitiveness in the market for insurance and financial services solutions is also tied to our ability to adapt quickly to other trends, including the movement towards cloud-based solutions. Our ability to provide solutions that may be deployed in the cloud has required, and may continue to require, considerable investment in resources, including technical, financial, legal, sales, information technology and operational systems. Market acceptance of cloud offerings is affected by a variety of factors, including but not limited to: security, service availability, reliability, availability of tools to automate cloud migration, scalability, integration with public cloud platforms, customization, availability of qualified third-party service providers to assist customers in transitioning to cloud-based solutions, performance, current license terms, customer preference, customer concerns with entrusting a third party to store and manage their data, public concerns regarding privacy and the enactment of restrictive laws or regulations. We may not meet our financial and strategic objectives if the pace at which we transform our solutions to be cloud-compatible is slower than our customers’ adoption of cloud-based solutions. To address the challenges in transitioning our customers to the cloud, we continue to invest in innovation and feature development, simplified cloud migration, and performance and reliability, as well as other cloud customer success and sales initiatives. There can be no assurance, however, that these initiatives will improve our ability to capture or retain customers that prefer cloud-based solutions. If we are unable to win over those new customers or retain those existing customers, we may experience a negative impact on our overall financial performance.

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

We depend heavily on repeat product and service revenues from our base of existing customers. Five of our largest customers accounted for, in the aggregate, 15.3% and 14.9% of our revenues in the years ended December 31, 2020 and 2021, respectively. If our existing customers are not satisfied with our solutions and services, they may not enter into new project contracts with us or continue using our technologies. A significant decline in our revenue stream from existing customers, including due to termination of agreement(s), would have a material adverse effect on our business, results of operations and financial condition.

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

Similarly, delays in implementation projects (whether fixed price or not) may affect our revenue and cause our operating results to vary widely. Our solutions are delivered over periods of time ranging from several months to a few years. Payment terms are generally based on periodic payments or on the achievement of milestones. Any delays in payment or in the achievement of milestones may have a material adverse effect on our results of operations, financial position or cash flows. Such delays in our achievement of milestones may potentially result from, among other factors, reduced workforce productivity as a result of our implementation of a work-from-home policy or illness among our personnel, or due to restrictions imposed by applicable governmental authorities, in each case as a result of the COVID-19 pandemic.

For non-fixed price contracts, we generally provide our customers with up-front estimates regarding the duration, budget and costs associated with the implementation of our products. Due to the complexities described above, however, we may not meet those upfront estimates and/or the expectations of our customers, which could lead to a dispute with a client. In the past, these disputes have sometimes arisen with significant customers that have accounted for a significant portion of our revenues, and the settlement of these disputes reduced our revenues and operating profit relative to our prior estimates. In 2020 and 2021, certain customers canceled projects with us at the stage of implementation, resulting in the loss of potential future revenues from those customers. We expect that we may have similar cancellations by our customers in the future, during the implementation phase. These cancellations, if coupled with disputes with significant customers in the future, whether or not due to failure on our part, could result in lost revenues, lower profit margins, legal claims against us and even the refund of the customers’ money and could harm our reputation, thereby adversely affecting our ability to attract new customers and to sell additional solutions and services to existing customers.

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

Outside parties have furthermore in the past, and may also in the future, attempt to fraudulently induce our employees to disclose sensitive, personal or confidential information via illegal electronic spamming, phishing or other tactics. This existing risk is compounded given the COVID-19 pandemic, as we shifted nearly all of our workforce to more frequent work-from-home arrangements. We have implemented in our offices a hybrid model where a large portion of our workforce will spend a portion of their time working in our offices and a portion of their time working from home. Unauthorized parties may also attempt to gain physical access to our facilities in order to infiltrate our information systems or attempt to gain logical access to our products, services, or information systems for the purpose of exfiltrating content and data. These actual and potential breaches of our security measures and the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about us, our employees or our customers, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose us, our employees or our customers to a risk of loss or misuse of this information. This may result in litigation and liability or fines, our compliance with costly and time-intensive notice requirements, governmental inquiry or oversight or a loss of customer confidence, any of which could harm our business or damage our brand and reputation, thereby requiring time and resources to mitigate these impacts.

We have invested in advanced detection, prevention and proactive systems to reduce these risks. Based on independent audits, we believe that our level of protection is in keeping with the industry standards of peer technology companies. We also maintain a disaster recovery solution, as a means of assuring that a breach or cyber attack does not necessarily cause the loss of our information. We furthermore review our protections and remedial measures periodically in order to ensure that they are adequate. We devote resources to address security vulnerabilities through enhancing security and reliability features in our systems, code hardening, conducting rigorous penetration tests, deploying updates to address security vulnerabilities, providing resources such as mandatory security training for our workforce and improving our incident response time, but security vulnerabilities cannot be totally eliminated. The cost of these steps could reduce our operating margins.

Despite these protective systems and remedial measures, techniques used to obtain unauthorized access are constantly changing, are becoming increasingly more sophisticated and often are not recognized until after an exploitation of information has occurred. We may be unable to anticipate these techniques or implement sufficient preventative measures, and we therefore cannot assure you that our preventative measures will be successful in preventing compromise and/or disruption of our information technology systems and related data. We furthermore cannot be certain that our remedial measures will fully mitigate the adverse financial consequences of any cyber attack or incident. If we do not make the appropriate level of investment in our technology systems or if our systems become out-of-date or obsolete and we are not able to deliver the quality of data security that meet our independent security control certification requirements, our business could be adversely affected.

Security vulnerabilities in our software solutions could lead to reduced revenue or to liability claims.

Maintaining the security of the software solutions and related services that we offer is a critical issue for us and our customers. Security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate our customers’ end points, information systems and network security measures. Cyber threats are constantly evolving and becoming increasingly sophisticated and complex, making it increasingly difficult to detect and successfully defend against them. Unauthorized parties have, in the past, infiltrated our internal IT systems, gaining access to certain proprietary information. If they were to similarly breach the security related to, and misuse, software solutions that we offer, they might access the authentication, payment and personal information of our customers. In addition, cyber-attackers (which may include individuals or groups, as well as sophisticated groups such as nation-state and state-sponsored attackers, which can deploy significant resources to plan and carry out exploits) also develop and deploy viruses, worms, credential stuffing attack tools and other malicious software programs, some of which may be specifically designed to attack the solutions and services that we offer. Software and operating system applications that we develop have contained and may contain defects in design or manufacture, including bugs, vulnerabilities and other problems that could unexpectedly compromise the security of the software or impair a customer’s ability to operate or use our solutions. The costs to prevent, eliminate, mitigate, or alleviate cyber- or other security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities are significant, and our efforts to address these problems, including notifying affected parties, may not be successful or may be delayed and could result in interruptions, delays, cessation of service and loss of existing or potential customers. It is impossible to predict the extent, frequency or impact these problems may have on us.

Actual and potential breaches of our security measures and the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about our customers, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose our customers to a risk of loss or misuse of this information. This may result in litigation and liability or fines, our compliance with costly and time-intensive notice requirements, governmental inquiry or oversight or a loss of customer confidence, any of which could harm our business or damage our brand and reputation, thereby requiring time and resources to mitigate these impacts.

From time to time we have identified, and in the future we may identify other, vulnerabilities in some of our solutions and services. We devote significant resources to address security vulnerabilities through engineering more secure solutions, enhancing security and reliability features in our solutions and services, code hardening, conducting rigorous penetration tests, deploying updates to address security vulnerabilities, regularly reviewing our solutions’ security controls, reviewing and auditing our solutions against independent security control frameworks (such as ISO 27001, SOC 2 and PCI), providing resources such as security training for our customers’ workforces and improving our incident response time, but security vulnerabilities cannot be totally eliminated. The cost of these steps could reduce our operating margins, and we may be unable to implement these measures quickly enough to prevent cyber-attackers from gaining unauthorized access into our solutions. Despite our preventative efforts, actual or perceived security vulnerabilities in our solutions may harm our reputation or lead to claims against us (and have in the past led to such claims), and could lead some customers to stop using certain systems or services, to reduce or delay future purchases of solutions or services, or to use competing solutions or services. If we do not make the appropriate level of investment in our solutions or if our solutions become out-of-date or obsolete and we are not able to deliver the quality of data security our customers require, our business could be adversely affected. Customers may also adopt security measures designed to protect their existing computer systems from attack, which could delay their adoption of our new solutions. Moreover, delayed sales, lower margins or lost customers resulting from disruptions caused by cyber-attacks and implementation of preventative measures could adversely affect our financial results, share price and reputation.

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

In the deed of trust that we have entered into with the trustee for the holders of our Series B Debentures, or the debentures, which we offered and sold in Israeli public offerings in September 2017 and June 2020, and in an Israeli private placement in September 2017, we have undertaken to maintain a number of conditions and limitations on the manner in which we can operate our business, including limitations on our ability to undergo a change of control, distribute dividends, incur a floating charge on our assets, or undergo an asset sale or other change that results in a fundamental change in our operations. The deed of trust also requires us to comply with certain financial covenants, including maintenance of a minimum shareholders’ equity level and a maximum ratio of financial indebtedness to shareholders’ equity, at levels that are customary for companies of comparable size. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements that could otherwise be financially advantageous to us and, by extension, our debenture holders. The deed of trust furthermore provides for an upwards adjustment in the interest rate payable under the debentures in the event that our debentures’ rating is downgraded below a certain level. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the Israeli rating of the debentures (below BBB-) would constitute an event of default that could result in the acceleration of our obligation to repay the debentures, of which there is US$79.0 million principal amount outstanding (as of March 1, 2022), which accelerated repayment may be difficult for us to effect.

The global COVID-19 pandemic may continue to negatively impact the global economy in a significant manner for an extended period of time, and may also adversely affect our operating results in a material manner.

As of the date of this annual report, the COVID-19 pandemic continues to have a significant impact on global economic activity, with governments around the world intermittently closing or restricting office spaces, public transportation, schools, and travel. These closures and restrictions, if continued for a sustained period, could trigger a global recession that could negatively impact our business in a material manner. Most importantly, our insurer customers may be less likely to make significant changes to their core systems if they face a wave of claims related to the virus, or they may reduce the amount of work for which they retain our services if they experience a slowdown in their businesses.

Prolonged economic uncertainties or downturns in certain regions or industries could adversely affect our business materially. Our business depends on our current and prospective customers’ ability and willingness to invest money in core systems, which in turn is dependent upon their overall economic health. Negative economic conditions in the global economy or certain regions such as the U.S. or Europe, including conditions resulting from financial and credit market fluctuations, could cause a decrease in corporate spending on products and services that we sell. Wide-spread viruses and epidemics like the recent novel coronavirus outbreak, could also negatively affect our customers’ spending on our products and services. In 2021, 41.0% of our revenues generated from North America, 51.4% of our revenues generated from Europe, and 7.6% from the rest of the world. In addition, a significant portion of our revenue is generated from customers in the financial services industry, including banking and insurance. Negative economic conditions may cause customers in general, and in that industry in particular, to reduce their IT spending. Customers may delay or cancel projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating maintenance and support agreements. Additionally, customers may be more likely to make late payments in worsening economic conditions, which could require us to increase our collection efforts and incur additional associated costs to collect expected revenues. To the extent that the purchase of licenses for our software are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general IT spending. If economic conditions generally, or in the industries in which we operate specifically, worsen from present levels, the results of our operations could be adversely affected.

To the extent the COVID-19 pandemic hits hard, in any wave or via any variant of the virus, in India, where a significant percentage of our worldwide employees are located, that may also adversely impact our operating results, as the resulting closures, restrictions and health problems for our workers may compromise our ability to service our customers in various regions of the world.

Risks Related to Intellectual Property

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

We are continuing to expand our international operations as part of our growth strategy. In fiscal years 2020 and 2021, 51.1% and 59.0%, respectively, of our revenues were derived from outside of North America. Our current international operations and our plans to further expand our international operations subject us to a variety of risks, including:

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

As we seek to expand the marketing and offering of our products into new territories, because insurance regulations vary by legal jurisdiction, the investment required to adapt our solutions to the legal and language requirements of such territories may prevent or delay us from effectively expanding into such territories. Such adaptation process requires the retention of new, additional skilled personnel with knowledge of the particular market and applicable regulatory regime. Such skilled personnel may not be available at a reasonable cost relative to the additional revenues that we expect to recognize in those territories, or may not be available at all. However, since insurance carriers are regularly required to adopt their systems and software to comply with the changing regulations, this provides an additional revenue source for Sapiens by providing related services for compliance

Our international operations expose us to risks associated with fluctuations in foreign currency exchange rates that could adversely affect our business.

Most of our revenues are derived from international operations that are conducted in local currencies. Those operations are conducted in US dollars, GBP, Euro, NIS, Indian rupee, or INR, and Polish zloty, or PLN. In 2020 and 2021, our revenues were approximately 49.9% and 41.3%, respectively, in US dollars, with the remainder in the other currencies.

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

Approximately forty percent (40%) of our employees are currently located in India. Our significant presence in India, in particular our Research & Development personnel and our personnel for the delivery of our professional services, poses a number of challenges. These challenges are related to more volatile economic conditions, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud), lack of due process, and inadvertent breaches of local laws or regulations. In addition, local business practices may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act) to which we are subject. It is possible that some of our employees, subcontractors, agents or partners may violate such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with such legal and regulatory requirements, our business and reputation may be harmed.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our Common Shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code. Based on our gross income and gross assets, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2021. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2022, or for any subsequent year, until we finalize our financial statements for that year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our Common Shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. Our characterization as a PFIC could result in material adverse tax consequences for you if you are a U.S. investor, including having gains realized on the sale of our Common Shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our Common Shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our Common Shares. Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. Prospective U.S. investors should refer to “Item 10.E. Taxation—U.S. Federal Income Tax Considerations” for discussion of additional U.S. income tax considerations applicable to them based on our treatment as a PFIC.

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

Risks Related to Our Israeli Operations and Our Status as a Cayman Islands Company

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes

We derive and expect to continue to derive significant benefits from various programs, including Israeli tax benefits relating to our “Special Preferred Technology Enterprise”, or SPTE programs. To be eligible for tax benefits as a Special Preferred Technology Enterprise, we must continue to meet certain conditions, including consolidated group revenue at the level of Asseco (our ultimate controlling shareholder) of at least NIS 10 billion.  If we do not meet the conditions stipulated in the Israeli Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law and the regulations promulgated thereunder, as amended, for the SPTE, any of the associated tax benefits may be cancelled and we would be required to repay the amount of such benefits, in whole or in part, including interest and consumer price index, or CPI, linkage (or other monetary penalties). Further, in the future these tax benefits may be reduced or discontinued. While we believe that we have met and currently meet the conditions that entitle us to previously-obtained Israeli tax benefits, there can be no assurance that the Israeli Tax Authority will agree that we have met those condition in the past, or that we will continue to meet those conditions in the future (for example, in case the overall revenue at the Asseco group level is lower than NIS 10 billion, or if Asseco no longer controls us).

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

Our shareholders may face difficulties in protecting their interests because we are governed by Cayman Islands law

Our corporate affairs are governed by our Memorandum, our Articles, the Companies Act (as revised) of the Cayman Islands, or the “Companies Act”, and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are, in some respects, not as clearly established under statutes or judicial precedent as in jurisdictions in the United States. Therefore, you may have more difficulty in protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less developed nature of Cayman Islands law in this area.

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

When a takeover offer is made and accepted by holders of 90.0% of the affected shares within four months, the offeror may, within a two-month period, notify the holders of the remaining shares that it requires them to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands within one month of the notice, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

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

Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Memorandum and Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders (other than annual accounts, which are available for inspection prior to annual general meetings, and each shareholder's right to view the share register in respect of shares registered in its name). This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Item 4. Information on the Company

A. History and Development of the Company.

Corporate Details

Our legal and commercial name is Sapiens International Corporation N.V., and we were incorporated and registered in Curaçao on April 6, 1990. In August 2018, following shareholder approval, we migrated the legal domicile of our company to the Cayman Islands and now operate as a public limited liability company under the provisions of the Companies Act (as revised) of the Cayman Islands. We are registered as an Israeli company for tax purposes only. Our principal place of business is located at Azrieli Center, 26 Harokmim Street, Holon, 5885800, Israel, and our telephone number there is +972-3-790-2000. Sapiens Americas Corporation is our agent in the United States. Our World Wide Web address is www.sapiens.com. The information contained on that web site is not a part of this annual report and is not incorporated by reference herein. Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein. Except as described elsewhere in this annual report, we have not had any important events in the development of our business since January 1, 2021.

Capital Expenditures and Divestitures since January 1, 2019

Our principal capital expenditures during the last three years and up to the current time have related mainly to the purchase of computer equipment and software for use by our subsidiaries, as well as $6.9 million for construction of our new campus initiated in Bangalore, India in July 2019. Our capital expenditures totaled approximately $11.5 million in 2019, $1.9 million in 2020 and $3.8 million in 2021.

Acquisitions of Businesses or Technologies

Year ended December 31, 2021

In 2021, we did not effect any material acquisitions of businesses or technologies.

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

In the second quarter of 2020, we acquired 75% of the outstanding shares of Tiful Gemel Ltd., an Israeli company which provides software solutions and managed services related to pension and provident funds in the Israeli market, for total cash consideration of $1.3 million. In addition, under the share purchase agreement for this acquisition, we are committed to acquire the remainder of Tiful Gemel’s outstanding shares on June 1, 2023. On July 8, 2021, we completed the acquisition of an additional 20% of the outstanding shares of Tiful Gemel for a total amount of $0.4 million.

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

In the fourth quarter of 2020, we acquired Tia Technology, a vendor of digital software solutions, from the global investment organization EQT Mid Market, for total consideration of $76 million in cash. During 2021, we and the sellers of Tia Technology agreed on final working capital adjustments related to the purchase price for this acquisition, which resulted in the payment of $0.8 million from those sellers to our company. Tia Technology is headquartered in Denmark and has nearly 70 customers globally, primarily in Denmark, Norway, Sweden, Finland, South Africa and the Baltics. It offers comprehensive software solutions, primarily for Property & Casualty insurers as well as Life and Pension, Health, and several innovative extension modules.

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

Sapiens is a leading global provider of software solutions for the insurance industry. Our extensive expertise is reflected in our innovative software, solutions and professional services for property & casualty (P&C); reinsurance; life, pension & annuity (L&A); workers’ compensation (WC); medical professional liability (MPL); financial & compliance (F&C); and decision modelling for both insurance and financial markets. Our company offers and end-to-end solutions for insurers core systems, as well as complementary data & analytics and digital. Importantly our wide array of professional services ensures that we not only make a sale but accompany and guide our customers on their path to digital transformation, and bring important insights from the field into our products roadmap.

Despite the COVID-19 pandemic, 2021 was again a year of double-digit growth for Sapiens, as we began to build upon the three main acquisitions that we had carried out in 2020. We also invested in foundations for further expansion in 2022 and beyond.

Our Marketplace and its Needs

Our Target Markets

We operate in a large market undergoing significant transformation. According to the Gartner report, “Forecast: Enterprise IT Spending for the Insurance Market, Worldwide, 2019-2025, 2Q21Update” (a market statistics research report by Gartner, a research and consulting firm, written by Rajesh Narayan, James Ingham, Inna Agamirzian, Rika Narisawa and Gregor Petri that was published on July 2021 , and includes internal services, IT services, software, telecom services, devices, and data centers systems, which we refer to herein as the “Gartner report”), Gartner forecasted global insurance market IT spending to grow by 7.3% in 2022 and to reach nearly $250 billion in U.S. dollars. This industry is predicted to reach $311 billion by 2025, growing at a 7.5% compound annual growth rate (CAGR) from 2020 through 2025. This growth will be driven by an increase in IT services spending and software spending at CAGRs of 9.2% and 12.3%, respectively, according to the Gartner Report.

Gartner forecasts total insurance IT spending on software in 2022 will be $63.8 billion (software includes application software (analytics and business intelligence; back office/ERP and supply chain; front office/CRM; collaboration), infrastructure software (application development and middleware; information management; storage management software; and system and network management), and vertical industry-specific applications.

Sapiens estimates that our current total addressable market for core insurance software solutions and the accompanied point solutions and the corresponding part of IT services is approximately $40 billion, which we expect will grow as a result of insurance carriers’ and financial institutions’ need to better address customers needs, via moderning software solutions from external providers, to overcome operational challenges presented by the inefficiency of their legacy core.

The insurance market is a large, complex and highly regulated environment. Insurance carriers operate in a super-competitive and quickly evolving ecosystem, which necessitates differentiating their value propositions. Additionally, providers operate under a rigid regulatory regime that demands fast compliance. The insurance market is going through a rapid evolution process, driven by needs and demands of their customers, complex and evolving ecosystems, digital distribution channels and new business models, all enabled by new technologies.

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

To compete in the rapidly changing environment, and win the competition for end customers, insurance carriers require a coherent digital strategy, allowing them to better interact with their customers in a digital and omni-channel manner, to shorten the time it takes them to get back to any query or question from the customer, and enhancing the dialog with data and analytics. They are increasingly using robotics, predictive analytics, AI and machine learning to automate processes and obtain stronger business insights. The cloud can also be utilized for improved operations and scale.

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

Market Drivers

Large insurance and financial organizations must constantly invest in their IT systems to respond to key market drivers. They require the ability to:

●	Satisfy today’s sophisticated, tech-savvy and demanding end-customers – who demand the type of instant, personalized service they enjoy from Netflix or Amazon – via digitalization and innovative initiatives, providing a stronger customer experience and engagement.

●	Facilitate, improve and automate traditional insurance processes to make them easier for end-customers, by utilizing advanced technologies, such as digital engagement, mobile, artificial intelligence (AI) machine learning, and cloud computing.

●	Provide innovative business models, based on technology capabilities and digital operation (such as portals, web-based acquisition processes, advanced analytics, customer engagement platforms and data sources – including wearables, the Internet of Things and robo-advice).

●	Respond to complex and evolving regulatory standards (past and current standards include Solvency II, IFRS 17, Dodd-Frank legislation, GDPR, etc.)

●	Support internal customers’ growth and operations. This includes reducing the time to market of new products, expanding into new geographies, reducing costs and streamlining operations.

●	Rapidly launch new products and propositions to the market, within a short timeframe and using existing, pre-defined capabilities.

Market Requirements

As a result of the above, we believe the following are key considerations for insurance carriers that are considering upgrading their legacy systems:

●	Dynamic business environment with constantly changing regulations – insurance carriers still use outdated legacy systems that are costly and time-consuming to modify or upgrade. This has prevented them from innovating and growing. Carriers who use legacy systems may find it difficult to modify existing products, introduce new products and reach untapped market segments. Frequently changing global regulatory requirements necessitate specialized data and business rules, which makes change implementation particularly challenging.

●	Change in end-consumers’ preferences and the shift of power to consumers – insurance carriers must rapidly adapt to the shifting needs and behaviors of consumers and distributors, including the types and terms of insurance products offered, and how consumers access information. Insurance providers require systems with integration capability and support for multi-channel distribution, so they can reach their clients’ customers and partners using multiple methods, including social media, across devices.

●	A need to improve operational efficiency and reduce total cost of ownership – Sapiens believes that a significant percentage of insurance carriers are still using inefficient and outdated processes which lack automation of operations and workflows, and thus do not offer efficient process management. Many of these processes likely have high error rates. Additionally, the ongoing maintenance of legacy systems is expensive and technically difficult. A specialized IT staff with the requisite skills and experience needed to maintain these systems is difficult to find and then eventually replace. Insurers seek systems that are modern, digital, cloud-based, automated, efficient and easy to maintain, and can lower costs over the long term.

●	Increasing global and multi-national operation – a rising number of insurers are accelerating their growth initiatives through global acquisitions. These insurers seek a single provider who can deliver solutions that will be used across markets, combining the support of local regulatory requirements and specific customer needs, while driving a generic corporate business approach and strategy across the globe, reducing costs and overhead.

●	Exploring new business models and innovative propositions – carriers are increasingly looking to: join innovative ecosystems; adopt and use new technologies, and partner with insurtechs; bring modern and differentiating propositions to the market; reduce cost; enhance and speed customer engagement; and improve their business parameters and KPIs.

●	Going digital and shifting to Cloud – digitalization holds significant potential for insurers, but only if they manage to efficiently digitalize their operations, support multi-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – across devices. Same is true for Cloud transition, where more insurers are moving their IT systems to be managed in the Cloud.

Our Strategy

Leveraging our broad range of offerings, geographic presence and experienced team – from the management and thorough the different level of seniority of employees, our goal is to further expand our presence in the markets in which we operate and further enhance our leadership in the global market. Our growth strategy is solidly based on both existing and new customers, and will include mergers and acquisitions, when applicable, to accelerate our growth. We plan to achieve our goals by focusing on the following principles:

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

Mergers and Acquisitions (M&As) – our M&A approach facilitates our growth strategy. We continually (but also prudently) seek to identify new growth markets to penetrate via acquisition of local offices and customer bases. In addition, we aim to enhance our product portfolio with complementary solutions that will help our customers excel. Sapiens believes that our acquisition of local customer bases and expertise will accelerate our market penetration in strategic regions. We continue to successfully leverage our North American acquisitions to strengthen our presence in North America and accelerate our footprint in the North American market. At the same time, we are planning to leverage our latest acquisitions of Cálculo in Spain, sum.cumo in Germany, and Tia Technology in the Nordics to enhance our European market expansion. Please see “Capital Expenditures and Divestitures since January 1, 2018” in Item 4.A above for a description of our recent material acquisitions.

Capture adjacencies and new opportunities – insurance software vendor engagements with insurers are often long-term. To maximize the value of our current offerings and leverage our ongoing relationships with customers, Sapiens plans to feature and promote our recent digital suite, advanced analytics platform and cloud-based managed services proposition, and our decision management solution for insurance on top and in conjunction with our Core proposition, to enhance our presence in the insurance market. Additionally, we plan to focus on deeper penetration of the financial services market with our business decision management platform. Our business decision management platform can be used in a wide variety of organizations to facilitate streamlined and efficient regulatory compliance.

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

Focus on our existing customer base – one of our strongest assets is our large and continuously-growing customer base and our long-term relationship with our customers. As we continuously grow our product portfolio, our value-added services, our managed services proposition, and our ecosystem and InsurTech partnerships, Sapiens has a unique opportunity to enhance our footprint within our existing customers base via cross- and up-selling. By providing additional services and products, Sapiens can grow its presence with established customers. We can do this by: (1) enhancing our current deployments with additional lines of business or additional products; (2) providing complementary solutions such as a digital layer, analytics & BI, or managed services; (3) expanding from P&C to L&P/L&Aor vice-versa, where applicable; and (4) deploying in additional geographies. We plan to further strengthen our account management team . We plan to continue recruiting key executives and expand this team throughout 2022.

Our Acquisitions

Please see “Capital Expenditures and Divestitures since January 1, 2018” in Item 4.A above for a description of our recent material acquisitions.

Our Strengths

Comprehensive digital platform of high-end, mission-critical business-solutions for insurance – Sapiens offers end-to-end solutions for both the P&C and L&A markets, supporting most sub-segments of these markets and the complete lifecycle of product lines. Our cloud-based software supports and enables our customers’ core insurance business processes throughout the full lifecycle, including policy administration, billing and claims. Our core solutions are pre-integrated with Sapiens Digital and Data Suite, which offers strong analytics, data management and digital customer engagement capabilities. Built for global and multi-national operations, our solutions are used in a variety of international regulatory, language and currency environments.

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

Full accountability for delivering the product and services, with a business model that enables one hand to shake – In addition to our market-leading products across P&C and L&A, we possess consulting and implementation capabilities, which we use to customize our products and design the solution that best meets our customers’ requirements. We believe our customers do business with us not only because of our leading products, but also due to our complementary service offerings, which enhance our products and enable clients to maximize the value derived from our solutions.

Additionally, Sapiens’ managed services and cloud operation proposition enables our customers to benefit from a long-term engagement model that helps them with their operational IT aspects and ongoing business support, and enables such customers to benefit from the value of deploying on the Cloud. We believe that this approach lowers the risks for our clients, as they transition to a new system, and at the same time provides them with the desired benefits. The information and requirements we glean as a result of the implementation and deployment we feed back into our product and R&D teams. These are used to further enhance our core solution and customize the appropriate interfaces.

Strong, diverse and long lasting customer base – Sapiens currently serves more than 600 customers globally, including some of the world’s largest global insurance carriers and financial institutions. Our customer base is diversified across insurance providers of all types and sizes. We have been able to successfully maintain these customers due to our broad product portfolio geared toward addressing the needs of the various industries. In addition, our business decision management platform is applicable across the insurance and financial services industry, and offers an opportunity for further diversification in other markets. Such a diversified portfolio of products enables us to benefit further from cross- and up-sell opportunities to this large customer base. Geographically, we derived 41.0%, 51.4%, and 7.6% of our revenues from the North American, European, and Rest of World regions, respectively, in the year ended December 31, 2021, and 48.9%, 45.1%, and 6.0% from these respective areas, in the year ended December 31, 2020.

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

Global company – Sapiens’ more than 600 customers and approximately 4,044 employees are located in 30 countries around the world. We have five major development, delivery and support centers in Israel, U.S., India, Poland and the UK. Sapiens’ “think global, act local” approach is based on having experts in close proximity to Sapiens customers, to establish and maintain strong relationships, and provide fast support when necessary. By combining our global experience and know-how with local expertise in regulations, standards and local processes, we believe we are bringing a unique value to our customers, from both product and services perspectives.

Experienced management team and talented workforce – Sapiens’ management team has proven and extensive experience in the insurance and financial services industries, and we have been able to achieve our business and development objectives to date. Management has also been successful in retaining key personnel from the companies we acquired, enabling us to benefit from their experience and knowledge of the acquired products and technology. Our management team possesses a variety of skills in product development, business development, sales, marketing, technology and finance, as well as a unique knowledge of the financial services industry. We have maximized contributions from our hard-working, talented and innovative employees, who have accumulated significant experience in their respective areas of employment for us.

Our Offerings

Sapiens’ offerings not only enable our customers to effectively manage their core business functions – including policy administration, claims and billing – they support insurers on their path to digital transformation. Our portfolio also provides a variety of complimentary solutions for critical requirements such as reinsurance management, underwriting management, illustration software, electronic applications and financial compliance tools. The latest versions of our platforms possess modern, modular cloud-first architecture and are digital-driven. They empower customers to respond to the rapidly changing insurance market and frequent regulatory changes, while improving the efficiency of their core operations. These enhancements increase revenue and reduce costs.

Sapiens provides a comprehensive digital & analytics suite, which is pre-integrated in our core solutions, across P&C, L&A and WC business, but also available stand-alone to insurers whether they utilize our core solutions or not. Our DigitalSuite provides a strong customer engagement and experience capabilities through a wide range of connectivity tools such as portals, chatbots, live-chats and low-code/no-code digital business processes builders, are allowing insurance companies to rapidly go to market with new propositions, and to manage a data-driven operation.

We offer our insurance customers a range of packaged software solutions that are:

●	Digital-led – revealing their history and anticipating their future needs, while facilitating easy engagement across preferred interaction channels and multiple devices.

●	Data-driven – based on set of data analysis tools, from data-warehouse and reporting, through business intelligence and analytics, to predictive and advanced analytics based on machine learning (ML) – so our customers can become a data-driven operation.

●	Highly automated – by using various technologies, from decision to robotics, we improve efficiency and offer agile customer engagement.

●	Comprehensive and proven – support for insurance standards, regulations and processes, by providing field-proven functionality and best practices.

●	Configurable and rich functionality– easily matches our customers’ specific business requirements. Our flexible architecture and configurable structure allow quick functionality augmentation that permits our platform to be used across different markets, unique business requirements and regulatory regimes. We utilize our knowledge and extensive insurance best practices and feature business-led configuration, thus enabling a rapid adaptation of our solutions using smart configuration tools and no-code/low-code approach.

●	Open architecture and insurtech ecosystem – provides easy integration to any external application under any technology, allowing streamlined connectivity to all satellite applications. This enhances the digital experience and omni-channel distribution, while maintaining total platform independence and system reliability. Easy interaction with various insurtech companies providing point-solutions that can be consumed by our platforms is enabled.

●	Component-based and scalable – allows our customers to deploy platforms and solutions in a phased and modular approach, reducing risk and harm to the business, while supporting the growth plans and cost efficiency of the organization.

Our solutions enable:

●	Rapid deployment of new insurance products – via configurable software and using pre-defined templates, which create a competitive advantage in all the insurance markets we serve.

●	Improvement of operational efficiencies and reduction of risk– full insurance process automation, with configurable workflows, audit and control, streamlined insurance practices, and simple integration and maintenance.

●	Reduction of overhead for IT maintenance – easy-to-integrate and simple-to-configure solutions with flexible and modern architecture, resulting in lower costs for ongoing maintenance, modifications, additions and integration.

●	Enhanced omni-channel distribution, communication and focus on the customers – event-driven architecture, a proactive client management approach, rapid access to all levels of data, and a holistic view of clients and distributors.

●	Cloud-first as a preferred deployment model – with the flexibility to also provide an on-premise deployment.

●	Support for digitalization –insurers and financial services institutions who manage to efficiently digitalize their operations, support omni-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – including tablets and mobile devices – will unlock massive potential.

●	Managed services – offering our customers access to a long-term engagement by providing comprehensive support for their daily IT operations by providing a cloud deployment model, while allowing them to focus on their business KPIs.

Our software portfolio is comprised of:

●	Property & Casualty – a comprehensive software platform and solutions supporting a broad range of business lines, including personal, commercial, and specialty lines, as well as reinsurance , medical professional liability (MPL) workers’ compensation (see below). Our core solutions are pre-integrated with our DigitalSuite, analytics and decision modeling solutions, all of which are also available stand alone.

Our portfolio includes Sapiens Cloud-first Platform for Property & Casualty, which is comprised of a commonly shared Data and Digital solutions and two core suites: Sapiens CoreSuite for Property & Casualty (for North America) and Sapiens IDITSuite for Property & Casualty (for EMEA and APAC). We provide a flexible proposition where Insurers can choose between deploying our full core suite or one or more of our standalone components: policy, billing and claims. In addition, we have lately launched a new IDIT Go proposition, a cloud SaaS offering for smaller, more agile P&C insurance providers.

●	Life, Pension & Annuities – a comprehensive, cloud-based, digital software platform, suite and complementary solutions for the management of a diversified range of products for life, pension & annuities. Our core solutions are pre-integrated with our DigitalSuite, analytics and decision modeling solutions, all of which are also available stand alone. Our portfolio includes Sapiens Platform for Life, Pension & Annuities, Sapiens CoreSuite for Life, Pension & Annuities; Sapiens UnderwritingPro for Life & Annuities; Sapiens ApplicationPro for Life & Annuities; Sapiens IllustrationPro for Life & Annuities; and Sapiens ConsolidationMaster for Life & Pension.

●	Digital – Sapiens Cloud-native DigitalSuite enables insurers to incorporate a fully digital experience for customers, agents and employers, enhancing insurers’ engagement with customers, enhancing their end-consumers’ experience and fostering a rapid time to market for new digital initiatives. Sapiens Digital Suite is pre-integrated as part of our comprehensive platforms or can be deployed stand-alone on top of any 3rd party core solution already in place. Comprised of innovative digital modules and content libraries to facilitate diverse customer journeys, DigitalSuite includes: low-code/no code Journey Composer, insurance-driven API Layer, and portal solutions for customers, agents and employers. We have also added an AI driven chat-bot solution (BotConnect) which knows to hand off to a live agent (LiveConnect) to facilitate omnichannel communications.

●	Data and Analytics: together with our digital offering, Sapiens offers an advanced data and analytics platform, which includes: an analytics platform that drives analytics adoption across the organization with compelling, insightful dashboards and apps; a comprehensive BI solution with pre-configured reports, dashboards and scorecards; predictive analytics, which uses AI and Machine Learning to generate actionable insights based on different models across the insurance value chain.

●	Reinsurance – a market-leading complete reinsurance software solutions for full financial control and auditing support. Our portfolio includes: Sapiens ReinsuranceMaster and Sapiens ReinsurancePro, providing solutions to various sizes of insurance companies.

●	Workers’ Compensation – Sapiens workers’ compensation offerings handle comprehensive policy/billing and claims needs. Our solution portfolio Sapiens CoreSuite for Workers’ Compensation and Sapiens GO for Workers’ Compensation, that can be deployed as a full suite or in a modular manner (policy / billing / claims), and is preintegrated with our DigitalSuite and our Analytics solutions.

●	Medical Professional Liability (“MPL”) – Sapiens MPL offering provides a complete end-to-end solution for managing the insurance processes for the medical malpractice market, including policy management, billing and claims, all adjusted to the unique characteristics of this specific market. The Sapiens Digital and Data platforms are also pre-integrated to the MPL core solution and thus providing additional value add and benefits to Sapiens MPL customer base.

●	Financial & Compliance – we offer financial & compliance solutions comprised of both annual statement and insurance accounting software. This software includes Sapiens FinancialPro, Sapiens Financial GO, Sapiens StatementPro, Sapiens CheckPro and Sapiens Reporting Tools.

●	Decision Management – Sapiens Decision is an enterprise-scale platform that enables institutions and “citizen developers” across verticals to centrally author, store and manage all organizational business logic. Organizations use it to track, verify and ensure that every decision is based on the most up-to-date rules and policies. Our Decision management products are offered across verticals (including commercial banking, investment banking, mortgage banking, insurance – for both P&C and life, government, etc.).

●	Technology-Based – tailor-made solutions (unrelated to the insurance or financial services market) based on our Sapiens eMerge platform, which provides end-to-end, modular business solutions, ensuring rapid time to market.

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

Sapiens CoreSuite for Life, Pension & Annuities

Sapiens CoreSuite for Life, Pension & Annuities is designed to provide excellence in the administration of insurance business, facilitate digital transformation and fast time-to-value for digital strategies, and create greater efficiency via legacy consolidation. It offers insurers:

●	A single platform for individual and group business, and across protection, risk, savings and investment business

●	Transformation, enablement and execution for digital strategies supported by Cloud deployment

●	Greater efficiency via improved automation, user experience and system consolidation

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

Sapiens AgentConnect and CustomerConnect

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

Sapiens Analytics and Data platfrom

Sapiens offers our analytics solutions, across both Life and P&C businesses, which include: insightful dashboards, reporting and apps; and predictive analytics which utilize AI and machine learning, generates actionable insights based on different models across the insurance value chain. By integrating with our advanced analytics solution and data warehouse, we can quickly generate actionable insights, self-service business intelligence and data discovery capabilities.

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

Sapiens Workers’ Compensation Offerings

Sapiens Platform for Workers’ Compensation

Sapiens Platform for Workers’ Compensation includes the Sapiens CoreSuite for Workers’ Compensation, and comes pre-integrated with Sapiens DigitalSuite, including: Sapiens EmployerConnect a digital portal for employers and Sapiens Analytics and Data platform.

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

Some of our offerings include:

Program delivery includes:

●	Project and program management - Overall program planning, governance, PMO services and risk management

●	Training - Training needs analysis and consulting, train-the-trainer, user training, and application configuration training.

●	Testing - Test strategy consulting, design and planning, SIT / Functional UAT / Business UAT, migration testing, performance / scalability and load testing, security testing and testing automation.

●	Migration consulting- Migration strategy consulting and planning, data extract and load, data cleansing and data reconciliation.

●	Development, implementation and integration - Technical Solution Architecture, Analysis and Design, Development and Configuration, core system integration and project management.

Value added services are comprised of:

●	User acceptance testing (UAT) - is different than system testing. UAT is a complementary stage which focuses on business processes, user’s journeys, and acceptance criteria as outlined in the specifications

●	Migration Services – full ownership of the migration of systems from one system to another.

Analytics Services – let our experts help you build predictive models which are aligned and integrated into your insurance practices

Managed services include:

●	L1 – Hosting Infrastructure Services: Virtual machines selection based on the applications architecture and performance requirement to ensure a value-for-money approach. Cloud services including, among others, network, business continuity and security.

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

Different types of competitors include:

●	Global software providers with their own IP

●	Local/domestic software vendors with their own IP, operating in a designated geographic market and/or within a designated segment of the insurance industry

●	BPO providers who offer end-to-end outsourcing of insurance carriers’ business, including core software administration (although BPO providers want to buy comprehensive software platforms to serve as part of the BPO proposition from vendors and may seek to purchase our solutions for this purpose)

●	Internal IT departments, who often prefer to develop solutions in-house

●	New insurtech companies with niche solutions

We differentiate ourselves from our competitors via the following key factors:

●	We offer cloud-based innovative and modern software solutions, with rich functionality and advanced, intuitive user interfaces, based on deep domain expertise and insurance know how

●	Sapiens uses model-driven architecture that allows rapid deployment of the system, while reducing total cost of ownership and benefiting from cloud deployment

●	Our solutions are built using an architecture that allows customers to implement the full solution or components, and readily integrate the solution or individual components into their existing IT landscape

●	Strong and global partnership program, with established IT players and new insurtech companies, to ensure linkage to innovative technologies and new business models, as well as ongoing work to embed innovation into Sapiens platforms

●	We identify technology trends and invest in adjusting our solutions to keep pace with today’s frenetic evolutions

●	Our financial stability, and our large and growing global customer base, enables us to fund R&D investment and maintain the competitive advantage of our products We are able to fund R&D investment and maintain the competitive advantage of our products, due to our large and growing customer base and financial stability

●	Our delivery methodology is based on extensive insurance industry experience and cooperation with large insurance companies globally. Our track record over the past few years in developing a strong offshore development center is also a significant parameter in differentiating our abilities in the services space

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

Sales and Marketing

Our main sales channel is direct sales, with a small portion of partner sales. Our sales team is spread across our regional offices in North America, the United Kingdom, Belgium, France, Israel, Australia, India, Poland, the Nordics, Spain and Germany. The direct sales force is geared to large organizations within the insurance and financial services industry.

We believe that our sales teams are sufficiently large to service our target regions – North America, the UK, Europe and South Africa – and to execute sales, while also assisting our presales, domain experts and marketing teams. We anticipate that our sales team will leverage its proximity to customers and prospective clients to drive more business, and offer our services across our target markets.

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

Environmental, Social & Governance Matters

Sustainability, Responsibility, and Delivering Value to Our Shareholders

Our management team places an emphasis on, and devotes considerable time towards, business responsibility, sustainability, and delivering value for Sapiens’ customer base, employees, investors, suppliers, and each of their respective communities. We have developed a strong set of corporate values that inspire ethical behavior throughout our decision-making process and that promote one of our business objectives of bringing together a diverse group with the unique skill sets, knowledge, and talents to effectuate our vision. Sapiens is proud to foster a strong female voice in our Company, with 50% of our executive leadership consisting of women in 2021.

To implement our core values into our day-to-day activities, we are building a strong management system that ensures that ethics and security issues are given their due weight and that our leadership nurtures our commitment toward the standards embodied in our global Sapiens Code of Business Conduct and Ethics, or the Code. The Code promotes our vision of responsibility including with respect to: honest and ethical conduct; full, fair, accurate and timely disclosure; protection of whistleblower employees; and a range of other matters that are meant to reinforce our core values. Additionally, as part of these commitments, where our chief executive officer or chief financial officer becomes aware of any material information that could adversely affect our ability to comply with regulations, disclosures, or internal controls, he or she will bring such matter(s) to the attention of our Audit Committee. With such controls in place, we desire to maintain the highest professional standards of business conduct and maintain the confidence and trust in our relationships with each other, our stakeholders, and regulators.

As it relates to our workforce, we strongly value gender diversity across all levels, and we acknowledge the different skills and uniqueness that each Sapiens employee brings to the table. As part of hiring process, we use advanced human resources systems that include data analytics to guarantee that we give fair compensation and benefits to our people – no matter their gender, location, or ethnicity. We also have a zero-tolerance policy for any harassment or breaches of our Code that promotes this Company value. Sapiens is proud to report that 35% of our 4,044 employees as of December 31, 2021 were female, with 33% of our women in tech positions and 25% in management positions. Our employee-centric approach allows us to create a sense of wellbeing and strong connection amongst our diverse international teams, even though they are spread across five continents.

As part of our product development, we have been diligent in our efforts to implement environmentally friendly solutions, which fosters our focus on sustainability. Our services modernize and automate processes for insurance providers and financial institutions around the globe, helping to create greater organizational efficiencies, reduce costs and provide a better end-user experience and reduced waste. More specifically, our products and services minimize the high-touch manual processes that typically required large teams of employees to work from large office spaces and high-energy producing infrastructure. In transitioning to the digital world, the energy costs associated with running these offices and the paper produced in such environments is significantly reduced. Our systems collect and analyze the data for our customers and produce reports in a fully automated and digitalized manner, reducing energy and resource waste. Similarly, through our cloud services and IT service hosting, we obviate the need for local infrastructure and local IT involvement.

We have also sought to achieve a greener business cycle and risk management with respect to our supply chain management. To that end, we have surveyed our largest suppliers to gain better insight on their environmental practices and policies. From our surveys we identified that 57% have incorporated an environmental policy and that 28.5% are in the process of development of such policies. Moreover, 29% of our suppliers are compliant with ISO 1400001 and 14% are in the process of receiving such certificate.

Our sustainability focus also guides our own work environment. We have been transitioning to greener office practices and buildings (including with respect to our selection of future office spaces). In particular, we have almost eliminated all single use plastic and paper items in our kitchen areas, encouraged recycling (including with respect to paper composition in our offices), reduced our printed materials in an effort to promote paperless offices, installed energy efficient lighting using LED, and have reduced our air conditioning consumption through the installation of effective ventilation systems. We constantly monitor our activities such as energy and water consumption in our facilities to identify other areas that we can improve upon. We are doing our best to keep the indicators low by introducing additional company practices including by moving to the cloud and using virtual communication methods.

Moreover, through the introduction of our chat functions, we reduce the need to have physical office space to service our customers. This means that customers can be assisted from their own locations without having to travel, reducing the CO2 emissions that would have otherwise been produced from such travel. Similarly, Sapiens has been working on launching a unified company travel system that will integrate innovative conferencing tools. If our employees and customers can see and hear each other smoothly and clearly, we can significantly reduce the need for in-person meetings and conferences and in turn travel. Pre COVID-19 employee travel was one of the biggest contributors to our GHG emissions. Ongoing travel reduction will lead to significant and continuous mitigation of our carbon footprint.

Another project to reduce our carbon footprint is that of reducing emissions caused by employee commutes to work. In 2021, in Israel, we leased 102 private cars to employees (down from 110 in 2020, 120 in 2019 and 135 in 2018). We have been continuously decreasing the number of vehicles leased and encouraging greater use of public transit for commuting or ride shares. Currently, employees travel an average of 25,000 miles per year to arrive at the office and we can make this distance more efficient with other alternatives that contribute to the reduction in CO2 emissions. We are planning to map all employees and launch communication groups so that people can travel to work more easily with coworkers that live nearby.

In addition to the information referenced above, we monitor our progress on the foregoing initiatives, which are reviewed by our Board of Directors periodically, by our employee surveys, through which we gain valuable insights into our employees’ sense of purpose, engagement, and satisfaction. For more information on our sustainability and responsibility efforts, please review our 2020 Sustainability Report at https://www.sapiens.com/wp-content/uploads/2021/07/SPNS-2020ESG_Report-FINAL.pdf. The Sustainability Report, or any other information from the Sapiens website, is not a part of or incorporated by reference into this annual report.

C.	Organizational Structure.

Sapiens International Corporation N.V., or Sapiens N.V., is the parent company of the Sapiens group of companies. Our significant subsidiaries are as follows (subsidiary companies of other Sapiens subsidiaries are listed in indented format beneath their respective parent companies below):

Sapiens International Corporation B.V., or Sapiens B.V.: incorporated in the Netherlands and 100% owned by Sapiens N.V.

Unless otherwise indicated, the other subsidiaries of Sapiens listed below are 100% owned by Sapiens B.V.:

●	Sapiens Israel Software Systems Ltd.: incorporated in Israel

●	Sapiens North America Inc.: incorporated in Ontario, Canada

●	Sapiens (UK) Limited: incorporated in England

○	Cálculo, S.A. (owned 100% by Sapiens (UK) Limited)

●	Sapiens France S.A.S.: incorporated in France

●	Sapiens Japan Co.: incorporated in Japan.

●	Sapiens Americas Corporation: incorporated in New York, U.S. (this entity includes the operations of each of the following former wholly-owned subsidiaries of Sapiens Americas Corporation, which were merged into it effective as of January 1, 2019: Maximum Processing Inc., 4Sight Business Intelligence Inc., StoneRiver, Inc. and Adaptik Corporation)

●	Delphi Technology Inc.: incorporated in Delaware, U.S. (owned 100% by Sapiens Americas Corporation)

○	Sapiens Information Technology (Shanghai) Co. Ltd.: incorporated in the People’s Republic of China (owned 100% by Delphi Technology Inc.)

●	Sapiens Technologies (1982) Ltd.: incorporated in Israel

○	sum.cumo Sapiens GmbH : incorporated in Germany (owned 100% by Sapiens Technologies (1982) Ltd.)

■	Sapiens Deutschland Consulting GmbH & Co. KG: incorporated in Germany (owned 100% by sum.cumo Sapiens GmbH)

○	IDIT Software Solutions (Sweden) AB: incorporated in Sweden, owned 100% by Sapiens Technologies (1982) Ltd.)

○	Sapiens Software Solutions (IDIT) Ltd., or Sapiens IDIT: incorporated in Israel (owned 100% by Sapiens Technologies (1982) Ltd.)

■	IDIT Europe: incorporated in Belgium (owned 100% by Sapiens IDIT)

○	Sapiens Software Solutions (Life and Pension) Ltd., or Sapiens L&P: incorporated in Israel (owned 100% by Sapiens Technologies (1982) Ltd.)

■	Neuralmatic Ltd.: incorporated in Israel (owned 66% by Sapiens L&P)

■	Sapiens NA Insurance Solutions Inc.: incorporated in Delaware, US (owned 100% by Sapiens L&P)

■	Sapiens (UK) Insurance Software Solutions Limited: incorporated in the UK (owned 100% by Sapiens L&P))

●	Formula Insurance Solutions France (F.I.S France): incorporated in France (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

●	Sapiens Software Solutions (Australia) PTY. Ltd.(Former FIS- AU Pty Limited: incorporated in Australia (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

●	Sapiens SA (PTY) Ltd.: incorporated in South Africa (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

●	Sapiens Software Solutions (Norway) AS): incorporated in Norway (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

●	IDIT Software solutions Portugal: incorporated in Portugal (owned 100% by Sapiens Technologies (1982) Ltd.)

■	Sapiens Software Solutions Denmark ApS: incorporated in Denmark (owned 100% by Sapiens Technologies (1982) Ltd.)

○	Thor Denmark Holding ApS: incorporated in Denmark (owned 100% by Sapiens Software Solutions Denmark ApS)

■	TIA Technology A/S: incorporated in Denmark (owned 100% by Thor Denmark Holding ApS)

●	Tia Technology UAB (Lithuania): incorporated in Lithuania (owned 100% by TIA Technology A/S)

●	Tia South Africa (Pty) Ltd: incorporated in South Africa (owned 100% by TIA Technology A/S)

○	Sapiens Software Solutions (Decision) Ltd., or Sapiens Decision: incorporated in Israel (owned 92.99% by Sapiens Technologies (1982) Ltd.)

■	Sapiens (UK) Decision Limited: incorporated in the U.K. (owned 100% by Sapiens Decision)

■	Sapiens Decision NA Inc.: incorporated in Delaware (owned 100% by Sapiens Decision)

■	Knowledge Partners International LLC, or KPI: incorporated in Delaware (owned 100% by Sapiens Decision NA Inc.)

○	Sapiens Technologies (1982) India Private Limited (formerly Ibexi Solutions Private Limited): incorporated in India (owned 100% by Sapiens Technologies (1982) Ltd. and Sapiens Software Solutions (IDIT) Ltd.)

■	Sapiens Software Solutions (Singapore) PTE. LTD (formerly Ibexi Solutions Pte Limited): incorporated in Singapore (owned 100% by Sapiens Technologies (1982) India Private Limited)

○	Sapiens Software Solutions (Poland) Sp. z o.o. (formerly Insseco Sp. z o.o.): incorporated in Poland (owned 100% by Sapiens Technologies (1982) Ltd.)

○	Sapiens Software Solutions Istanbul YAZILIM HİZMETLERİ İÇ VE DIŞ TİCARET ANONİM ŞİRKETİ: incorporated in Turkey (owned 100% by Sapiens Technologies (1982) Ltd.)

○	LLC Sapiens Software Solutions (Latvia) (formerly KnowledgePrice.com): incorporated in Latvia (owned 100% by Sapiens Technologies (1982) Ltd.)

○	Tiful Gemel Ltd.: incorporated in Israel (owned 95% by Sapiens Technologies (1982) Ltd.)

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

Asseco holds a controlling interest in Formula Systems (1985) Ltd., or Formula (NASDAQ: FORTY and TASE: FORT). Based on information provided to the Company by Formula, Formula held 24,159,094 of our Common Shares, or approximately 43.9% of our outstanding Common Shares, as of March 1, 2022. As of March 1, 2022, Asseco held 25.6% of the outstanding share capital of Formula. In addition, under its October 2017 shareholders agreement with our Chairman of the Board, Asseco has been granted an irrecoverable proxy to vote an additional 1,817,973 ordinary shares of Formula (of which 1,807,973 shares currently remain subject to that proxy), thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 37.5% of Formula’s outstanding ordinary shares.

Based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us.

D. Property, Plants and Equipment.

We lease office space, constituting our primary office locations, in the following countries: Israel, the United States, India, Poland, the United Kingdom, Latvia, China, Canada, Denmark, Germany and Lithuania. The lease terms for the spaces that we currently occupy are generally two to ten years. Based on our current occupancy, we lease (except for owned real property indicated below) the following amount of office space in the following locations, which constitute our primary locations:

●	Israel – approximately 104,043 square feet (98,021 square feet that we use – 6,022 square feet is subleased);

●	United States – approximately 77,861square feet;

●	India – approximately 214,198square feet;

●	Poland – approximately 26,431 square feet;

●	United Kingdom – approximately 7,374 square feet;

●	Latvia – approximately 14,271 square feet;

●	China – approximately 5,180square feet;

●	Spain – approximately 6,700 square feet;

●	Germany – approximately 32,249 square feet;

●	Denmark – approximately 20,844 square feet (as of June 2022, it will be reduced to 18,393 square feet); and

●	Lithuania – approximately 17,655 square feet.

Our Israeli offices house our corporate headquarters, as well as our core delivery research and development activities. The lease at our Israeli facility is for a term that ends in January 2024, and we have an option to extend the term for an additional five years. In 2021, our rental costs totaled $11.3 million, in the aggregate, for all of our leased offices. We believe that our existing facilities are adequate for our current needs.

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

A. Operating Results.

Results of Operations

The following tables set forth certain data from our results of operations for the years ended December 31, 2019, 2020 and 2021, as well as such data as a percentage of our revenues for those years. The data has been derived from our audited consolidated financial statements included in this annual report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this annual report.

The below tables provide data for each of the years ended December 31, 2019, 2020 and 2021. However, the below discussion of our results of operations omits a comparison of our results for the years ended December 31, 2019 and 2020. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” in our Annual Report on Form 20-F for the year ended December 31, 2020, which we filed with the SEC on March 25, 2021.

Statement of Income Data

(U.S. dollars, in thousands, except share and per share data)

	For the year ended December 31,
	2019	2020	2021
Revenues	$325,674	$382,903	$461,035
Cost of revenues	196,153	226,929	273,191
Gross profit	129,521	155,974	187,844
Operating expenses:
Research and development	37,378	41,358	54,013
Selling, marketing, general and administrative	54,274	69,613	76,343
Total operating expenses	91,652	110,971	130,356
Operating income	37,869	45,003	57,488
Financial expense, net	(2,768)	(3,805)	(202)
Income before taxes on income	35,101	41,198	57,286
Taxes on income	8,610	7,041	9,964
Net income	26,491	34,157	47,322
Attributed to non-controlling interests	244	382	151
Net income attributable to Sapiens’ shareholders	$26,247	$33,775	$47,171

Statement of Income Data

(as a Percentage of Revenues)

	For the year ended December 31,
	2019	2020	2021
Revenues	100%	100%	100%
Cost of revenues	60.2%	59.3%	59.3%
Gross profit	39.8%	40.7%	40.7%
Operating expenses:
Research and development	11.4%	10.8%	11.7%
Selling, marketing, general and administrative	16.7%	18.2%	16.6%
Total operating expenses	28.1%	29%	28.3%
Operating income	11.7%	11.7%	12.4%
Financial expense, net	0.8%	1%	0.0%
Income before taxes on income	10.9%	10.7%	12.4%
Taxes on income	2.6%	1.8%	2.2%
Net income	8.3%	8.9%	10.2%
Attributed to non-controlling interests	0.1%	0.1%	0.0%
Net income attributable to Sapiens’ shareholders	8.2%	8.8%	10.2%

Comparison of the years ended December 31, 2020 and 2021

Revenues

Please refer to “Critical Accounting Estimates” below in Item 5.E for a description of our accounting policies related to revenue recognition.

Our overall revenues increased by $78.1 million, or 20.4%, to $461.0 million for the year ended December 31, 2021 from $382.9 million for the year ended December 31, 2020, as shown in the table below:

	Year ended December 31, 2020	Year-over- year change	Year ended December 31, 2021
($ in thousands)	$382,903	20.4%	$461,035

Revenues are derived primarily from implementation of our solutions and post-implementation services such as ongoing support and maintenance and professional services as part of an overall solution that we offer to our customers. The net increase in revenues of approximately $78 million for the year ended December 31, 2021 was attributable to our core business growth, mainly in the P&C business, as well as additional revenues from acquired entities, which contributed $38.7 million towards that increase, primarily from the acquisition of sum.cumo, which was completed in February 2020, the acquisition of Delphi, which was completed in July 2020, and the acquisition of Tia Technology, which was completed in November 2020, the revenues from each of which were included for a full year in 2021 (as opposed to merely part of 2020). In 2020 and 2021, our largest customer accounted for 4% and 5%, respectively, of our consolidated revenues.

Our revenues can fluctuate on a quarterly basis, based on various factors, including (i) the timing at which our customers “go live” (at which point our revenues from a specific client begin to decrease), and (ii) changes in foreign exchange rates. While we anticipate that our revenues will continue to grow during the year ending December 31, 2022, we nevertheless expect a decrease, on a quarterly basis, in the first quarter of 2022 relative to the fourth quarter of 2021.

Revenues by geographical region

The dollar amount and percentage of our revenues attributable to each of the geographical regions in which we conducted our operations for the years ended December 31, 2020 and 2021, as well as the percentage change between such periods, were as follows:

	Year ended December 31, 2020		Year-over- year	Year ended December 31, 2021
($ in thousands)	Revenues	Percentage	change	Revenues	Percentage
Geographical region
North America*	$187,258	48.9%	0.9%	$188,980	41.0%
Europe**	172,660	45.1%	37. 3%	237,054	51.4%
Rest of the world	22,985	6.0%	52.3%)	35,001	7.6%
Total	$382,903	100%	20.4%	461,035	100%

*	Revenues from North America that are shown in the above table consist of revenues primarily from the United States (in amounts of $186.7 million and $186.9 million in the years ended December 31, 2020 and 2021, respectively).

**	Revenues from Europe include revenues from European Union countries, the United Kingdom, or UK, and Israel.

Our revenues in North America increased by $1.7 million, or 0.9%, to $189.0 million for the year ended December 31, 2021 from $187.3 million for the year ended December 31, 2020. That increase was primarily comprised of additional revenues attributable to the acquisition of Delphi, which contributed $6.4 million to the increase (revenues were included for a full year in 2021 as opposed to 5 months in 2020), partially offset by a reduction in revenues in the P&C core business in North America as we focused on investing in our P&C core product and on enhancing our delivery capabilities in order to be well prepared for future growth.

Our revenues in Europe increased by $64.4 million, or 37.3%, to $237.1 million in the year ended December 31, 2021 from $172.7 million in the year ended December 31, 2020. The increase was primarily attributable to significant organic growth in our core products of 22.8%, or $39.5 million, as well as an increase in revenues of $24.9 million from recently acquired entities, primarily sum.cumo and Tia Technology, which were acquired in February 2020 and November 2020, respectively, and which contributed $1.4 million and $22.6 million, respectively, to the increase due to their inclusion in our financial results for a full year for the first time in 2021 as opposed to 11 months and 1 month, respectively, in 2020.

Our revenues in the rest of the world increased by $12.0 million, or 52.3%, to $35.0 million in the year ended December 31, 2021 from $23.0 million in the year ended December 31, 2020. The increase was primarily attributable to organic growth in our core P&C products of 27.6%, or $6.4 million, as well as an increase in revenues of $5.7 million from entities that had been acquired in 2020 (and which were included in our revenues for a full year for the first time in 2021).

Cost of Revenues

Our cost of revenues for the years ended December 31, 2020 and 2021, respectively (both in absolute terms and as a percentage of our overall revenues), as well as the percentage change between those years, are provided in the below table:

($ in thousands)	Year ended December 31, 2020	Year-over- year change	Year ended December 31, 2021
Cost of revenues	$226,929	20.4%	$273,191
Cost of revenues as a percentage of revenues	59.3%		59.3%

Cost of revenues consist primarily of costs associated with providing services to customers, including compensation expense to employees and subcontractors, amortization of acquired technologies and depreciation, and cloud-related cost. Our cost of revenues increased by $46.3 million, or 20.4%, to $273.2 million for the year ended December 31, 2021, as compared to $226.9 million for the year ended December 31, 2020. The increase in absolute cost of revenues of $46.3 million was primarily attributable to costs related to our organic growth, as well as additional costs related to entities acquired in 2020 which were included for a full year for the first time in 2021. The cost of revenues expenses were mainly comprised of compensation expense to employees and subcontractors in an amount of $212.9 million, or 77.9% of the total cost of revenues for the year. Cost of revenues amounted to 59.3% as a percentage of our revenues during the year ended December 31, 2021, which was unchanged from the corresponding percentage for the year ended December 31, 2020.

Gross profit

Our gross profit for the years ended December 31, 2020 and 2021, respectively (both in absolute terms and as a percentage of our overall revenues), as well as the percentage change between those periods, are provided in the below table:

($ in thousands)	Year ended December 31, 2020	Year over- year change	Year ended December 31, 2021
Gross profit	$155,974	20.4%	$187,844
Gross profit as a percentage of revenues	40.7%		40.7%

Our gross profit increased by $31.9 million, or 20.4%, to $187.8 million for the year ended December 31, 2021, as compared to $156.0 million for the year ended December 31, 2020. This increase was primarily attributable to the absolute increase in our revenues for the year ended December 31, 2021 compared to the year ended December 31, 2020. While the rate of payroll expenses went up in 2021, in line with industry trends, we mitigated that increase by increasing our reliance upon offshore employees, thereby keeping the overall payroll expenses at a similar level as in 2020 and maintaining our gross margin level. The gross profit as a percentage of revenues for the year ended December 31, 2021 was 40.7%, which reflected the same percentage as for the year ended December 31, 2020.

Operating expenses

The amount of each category of operating expense for the years ended December 31, 2020 and 2021, respectively, as well as the percentage change in each such expense category between such periods, and the percentage of our revenues constituted by our total operating expenses in each such period, is provided in the below table:

($ in thousands)	Year ended December 31, 2020	Year-over- year change	Year ended December 31, 2021
Research and development, net	$41,358	30.6%	$54,013
Selling, marketing, general and administrative	69,613	9.7%	76,343
Total operating expenses	$110,971	17.5%	$130,356
Percentage of total revenues	29.0%		28.3%

Research and development, or R&D, expenses are primarily comprised of compensation expense to employees and subcontractors, net of capitalization of software development costs. Our gross research and development expenses (before capitalization of eligible software development costs) for the year ended December 31, 2021 totaled $61.9 million compared to $47.2 million in the year ended December 31, 2020. That increase of $14.8 million, or 31.3%, was primarily attributable to the increase of R&D expenses of entities acquired during 2020 (which were included for a full year for the first time in 2021), which accounted for $8.5 million more of R&D expenses in 2021 in comparison to 2020. Moreover, the increase can further be attributed to our investment in R&D during 2021, particularly in our P&C and Digital offerings. Capitalization of software development costs accounted for a reduction of $7.9 million in our R&D expenses, net for the year ended December 31, 2021, compared to a reduction of $5.8 million in the year ended December 31, 2020. That increase of $2.1 million was primarily attributable to an increase in our investment in R&D for P&C and L&P core products.

Selling, marketing, general and administrative, or SG&A, expenses, which are primarily comprised of compensation expenses for employees and subcontractors, were $76.3 million for the year ended December 31, 2021 compared to $69.6 million in the year ended December 31, 2020, representing an increase of $6.7 million. The increase is mainly attributable to the SG&A expenses of entities acquired during 2020 (which were included for a full year for the first time in 2021), which accounted for $3.9 million more of SG&A expenses in 2021 in comparison to 2020. The remainder of the SG&A increase is mainly attributable to our selling expenses. As a percentage of total revenues, our SG&A decreased from 18.2% in the year ended December 31, 2020, to 16.6% for the year ended December 31, 2021.

Operating income

Operating income and operating income as a percentage of total revenues for the years ended December 31, 2020 and 2021, respectively, as well as the percentage change in operating income between such periods, were as follows:

($ in thousands)	Year ended December 31, 2020	Year-over- year change	Year ended December 31, 2021
Operating income	$45,003	27.7%	$57,488
Percentage of total revenues	11.7%		12.4%

The increase in our operating income during the year ended December 31, 2021 relative to the year ended December 31, 2020 as an absolute amount, and the increase in operating income as a percentage of our revenues, as reflected in the above table, were attributable to the various gross profit and operating expenses trends described above.

Financial expenses, net

The amount of our financial expenses, net, for the years ended December 31, 2020 and 2021, respectively, and the percentage of our revenues for those respective periods constituted by such amounts, as well as the percentage change in such amounts between such periods, were as follows:

($ in thousands)	Year ended December 31, 2020	Year-over- year change	Year ended December 31, 2021
Financial expenses, net	$3,805	(94.7)%	$202
Percentage of total revenues	1.0%		-%

Financial expenses, net, were $0.2 million for the year ended December 31, 2021 compared to financial expenses, net of $3.8 million in the year ended December 31, 2020. Financial expense reflected interest expenses payable on our Series B Debentures, which totaled $3.4 million in 2021 compared to $3.3 million in 2020. The decrease in financial expenses, net in 2021 was primarily related to an increase in our offsetting financial income from currency hedging transactions, which generated financial income of $3.3 million in 2021 compared to $0.1 million in 2020.

Taxes on income

Taxes on income, both as a dollar value and as a percentage of income before taxes on income, for the years ended December 31, 2020 and 2021, respectively, as well as the percentage change in the amount of taxes on income between such periods, were as follows:

($ in thousands)	Year ended December 31, 2020	Year-over- year change	Year ended December 31, 2021
Taxes on income	$7,041	41.5%	$9,964
As a percentage of income before taxes on income	17.1%		17.4%

In 2021, we recognized a net tax on income of $10.0 million, compared to $7.0 million in 2020. The increase in taxes on income was primarily attributable to the increase in our taxable income in 2021 relative to 2020.

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

Net income attributable to Sapiens shareholders

The amount of net income attributable to Sapiens shareholders and such amount as a percentage of revenues for the years ended December 31, 2020 and 2021, respectively, as well as the percentage change in net income attributable to Sapiens shareholders between such periods, were as follows:

($ in thousands)	Year ended December 31, 2020	Year-over- year change	Year ended December 31, 2021
Net income attributable to Sapiens shareholders	$33,775	39.7%	$47,171
Percentage of total revenues	8.8%		10.2%

As a percentage of total revenues, our net income attributable to Sapiens shareholders increased from 8.8% in the year ended December 31, 2020 to 10.2% for the year ended December 31, 2021, reflecting the cumulative effect of all of the above-described line items from our statements of income.

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

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, or the Industry Encouragement Law, provides several tax benefits for an “Industrial Company”. Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company if it is an Israeli resident company which was incorporated in Israel and at least 90% of its income in any tax year (other than income from certain government loans) is generated from an “Industrial Enterprise” that it owns and located in Israel or in the “Area,” in accordance with the definition under Section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose major activity, in any given tax year, is industrial production.

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

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to an Approved Enterprise, or AE, a Beneficiary Enterprise, or BE, a Preferred Enterprise, or PFE, or a Preferred Technological Enterprise, or PTE, or a Special Preferred Technological Enterprise, or SPTE, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made. In order to qualify for these incentives, an AE, BE, PFE, PTE or SPTE is required to comply with the requirements of the Investment Law.

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

We have received a tax ruling from the ITA valid until December 31, 2022, which we refer to as the Tax Ruling, according to which dividends paid to Israeli shareholders who are individuals and to non-Israeli shareholders (individuals and corporations) will be subject to withholding tax at source at the rate of 25% and in the case of Israeli resident corporations— 0%, regardless of the source of the dividends. We cannot guarantee that the Tax Ruling will be extended.

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an AE, which chose to receive grants, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; and (ii) the terms and benefits included in any certificate of approval that was granted to an AE, that had participated in an alternative benefits program, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met. As of December 31, 2015, some of our Israeli subsidiaries, that have tax-exempt profits, had filed a request to apply the new benefits under the 2011 Amendment.

On November 15, 2021, the Economic Efficiency Law (Legislative Amendments for Achieving Budget Targets for the 2021 and 2022 Budget Years), 2021, which we refer to as the Economic Efficiency Law, was enacted. This law established a temporary order, or the Temporary Order, allowing Israeli companies to release tax-exempt earnings, which we refer to as trapped earnings or accumulated earnings, that had accumulated until December 31, 2020, through a mechanism established for a reduced corporate income tax rate applicable to those earnings. In addition to reducing the corporate income tax (or CIT) rate, the Economic Efficiency Law amended Article 74 of the Investment Law, whereby effective from August 15, 2021, for any dividend distribution (including a dividend specified in Article 51B of the Investment Law) by a company which has trapped earnings, there is a requirement to allocate a portion of that distribution to the trapped earnings. Under the Temporary Order, the reduction of CIT applies to earnings that are released (with no requirement for an actual distribution) within a period of one year from the date of enactment of the Temporary Order. The reduction in the CIT is dependent on the proportion of the trapped earnings that are released relative to the total trapped earnings, and on the foreign investment percentage in the years the earnings were generated. Consequently, the larger the proportion of the trapped earnings that are released, the lower the tax in respect of the distribution. The minimum tax rate is 6%. Further, a company that elects to pay a reduced CIT is required to invest in its industrial enterprise a designated amount in accordance with the Economic Efficiency Law within a period of five years commencing from the tax year in which the election is made. The designated investment should be utilized for the acquisition of production assets, and/or investments in research and development and/or compensation to additional new employees.

In 2021, the Company elected to benefit from the Temporary Order and pay the reduced CIT as per the provisions of the Economic Efficiency Law in respect of its total accumulated tax-exempt earnings amounting to NIS 109 million (approximately $35.3 million), and accordingly included in the deferred tax liability an amount of $3.5 million.

New Tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment provides new tax benefits for two types of Technology Enterprises, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a PTE and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as Preferred Technology Income, or PTI, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a PTE located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain Benefited Intangible Assets (as defined in the Investment Law).

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as an SPTE (an enterprise for which, among others, total consolidated revenues of its parent company and all subsidiaries is at least NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on PTI regardless of the company’s geographic location within Israel. In addition, an SPTE will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. An SPTE that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

Overview

To date, we have substantially satisfied our capital and liquidity needs through cash flows from operations and sales of our equity and debt securities.

Cash flows provided by operations were $58.3 million and $80.5 million during the years ended December 31, 2020 and 2021, respectively. We used $127.8 million and generated $0.1 million of cash in investing activities during the years ended December 31, 2020 and 2021, respectively. We generated $156.5 million and used $40.0 of cash in financing activities during the years ended December 31, 2020 and 2021, respectively. As of December 31, 2020 and 2021, we had $152.6 million and $190.2 million, respectively, of cash and cash equivalents, and $122.6 million and $148.7 million, respectively, of working capital.

We expect that we will continue to generate positive cash flows from operations on an annual basis, although this may fluctuate significantly on a quarterly basis. We believe that based on our current operating forecast, the combination of existing working capital and expected cash flows from operations will be sufficient to finance our ongoing operations for the next twelve months. We believe that expected cash flows from operations, which we anticipate will grow over time, together with any supplemental financing that we may decide to obtain, will furthermore be sufficient to finance our ongoing operations in the medium-term and long-term as well, subject to additional cash that may be needed to finance any acquisitions that we may pursue. We cannot provide any assurances as to the growth of our expected cash flows from operations in the medium-term and long-term, as our expectations in that respect are subject to the risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and “Item 3.D Risk Factors” above.

Our primary future cash commitment that is known to us as of the current time consists of the required repayment of the principal and interest on our Series B Debentures, which, as of March 1, 2022, constituted total indebtedness of $79.4 million. Please see “Israeli Public Offerings and Private Placement of Debentures” below. Our additional future capital requirements will depend on many factors, including the rate of growth of our revenues, the expansion of our sales and marketing activities and the timing and extent of our spending to support our research and development efforts and expansion into other markets. Under our new dividend policy, we will distribute a dividend in an amount of up to 40% of our annual net profit (non-GAAP) each year to our shareholders. See “Item 8. Financial Information - Dividend Policy”. We may also seek to continue to invest in, or acquire complementary businesses, applications or technologies, as we did in 2020, when we acquired sum.cumo, Delphi and Tia. To the extent that existing cash and cash equivalents and cash from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

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

Secured Credit Agreement

On March 18, 2020, we entered into a secured credit agreement with HSBC Bank plc. Pursuant to the credit agreement, we borrowed $20 million, for a one-year term. We repaid that loan with proceeds that we received from our June 2020 Series B Debenture offering, which is described below under “Israeli Public Offerings and Private Placement of Debentures”. Please also see Note 11 to our financial statements included under Item 18 below.

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

As of March 1, 2022, there is NIS 280 million (approximately $79.0 million) principal amount of Series B Debentures outstanding, all of which trade on the TASE in units of NIS 1,000 principal amount each.

The outstanding principal amount of the Series B Debentures is linked to the US dollar and bears interest at an annual rate of 3.37%, payable on a semi-annual basis (on January 1 and July 1). In the case of the Series B Debentures sold in 2017, the semi-annual interest payment dates run from 2018 through 2025 (inclusive), with one final interest payment on January 1, 2026. In the case of the Series B Debentures sold in 2020, the semi-annual interest payment dates run from 2021 through 2025, also with one final interest payment due on January 1, 2026. The principal of the Series B Debentures is payable in equal annual payments, on January 1 of each year. In the case of the September 2017 Series B Debentures, those payments began on January 1, 2019, and will be completed on January 1, 2026. The principal due under the June 2020 Series B Debentures will be repaid based on a shorter schedule, with proportionately larger annual principal payments, which commenced on January 1, 2021 and will conclude on January 1, 2026. The first four principal installments for the September 2017 Series B Debentures, in amounts of $9.9 million each, were paid on January 1, 2019, 2020, 2021 and 2022, while the first two principal payments of $9.9 million each for the June 2020 Series B Debentures were made on January 1, 2021 and 2022.

In connection with our offerings of the Series B Debentures, we received from S&P Maalot (a subsidiary of S&P Global) a corporate credit rating and a rating for the Series B Debentures, which S&P Maalot affirmed, as of July 2018 and 2019, May 2020 and July 2021, as ilA+, with stable outlook.

We have been using, and expect to continue to use, the net proceeds from the Series B Debentures for general corporate purposes, including repayment of our long-term loan that was outstanding during 2017, repayment of our $20 million one-year term loan from HSBC Bank plc, financing our operating and investment activities, and financing our acquisitions.

Lease obligations and additional ordinary–course obligations

We have contractual obligations related to our operating leases in an aggregate amount of $58.7 million as of December 31, 2021, which are payable over the course of periods that extend up until 2030. In addition, we also have various ordinary-course contractual liabilities, some of which are contingent on future events and conditions, none of which individually is expected to have a material impact on our liquidity.

Cash Flows

Comparison of the years ended December 31, 2020 and 2021

The following tables summarize the sources and uses of our cash in the years ended December 31, 2020 and 2021:

	Year ended December 31,
	2020	2021
	(in thousands US$)
Net cash provided by operating activities	$58,255	$80,542
Net cash provided by (used in) investing activities	(127,788)	125
Net cash provided by (used in) financing activities	156,506	(39,960)

Operating Activities

We derived positive cash flows from operating activities of $58.3 million and $80.5 million during the years ended December 31, 2020 and 2021, respectively. This increase in cash flows provided by operating activities for the year ended December 31, 2021 relative to the year ended December 31, 2020 resulted primarily from an increase in net income of $13.2 million, from $34.2 million in 2020 to $47.3 million in 2021, which was due to the factors described above, as well as an increase in our non-cash expenses related to depreciation of fixed assets, amortization of intangible assets and impairment of right of use of leased assets in an aggregate amount of $6.4 million in 2021 relative to 2020.

Investing Activities

We generated $0.1 million of cash during the year ended December 31, 2021 from investing activities, as compared to using $127.8 million of cash in the year ended December 31, 2020. Cash derived from investing activities in the year ended December 31, 2021 was primarily attributable to a withdrawal from a bank deposit in an amount of $10.0 million, offset primarily by $7.9 million of cash use reflecting capitalization of software development.

In the year ended December 31, 2020, we used $127.9 million of cash in investing activities, primarily reflecting payments for business acquisitions, net of cash acquired, most significantly for the acquisition of Tia Technology in an amount of $73.8 million.

Financing Activities

We used $40 million of cash during the year ended December 31, 2021 for financing activities, as compared to generating $156.5 million of cash in the year ended December 31, 2020. Cash used in financing activities in the year ended December 31, 2021 was primarily attributable to the principal payments that we made on our Series B Debentures, in an amount of $19.8 million, in the aggregate, as well as $20.3 million used in the payment of a cash dividend to our shareholders.

Cash derived from financing activities in the year ended December 31, 2020 was primarily attributable to the approximately $60.3 million of net proceeds that we raised from our offering of additional Series B Debentures on the TASE in June 2020 and approximately $108.7 million of net proceeds that we raised from our follow-on offering in the U.S. in October 2020. These amounts were offset, in part, by our payment of the second installment of principal owed under the Series B Debentures which were issued in September 2017, in an amount of $9.9 million, on January 1, 2020, as well as $7.0 million used in the payment of a cash dividend to our shareholders.

C. Research and Development, Patents and Licenses, etc.

See the caption titled “Research and Development” in part A. “Operating Results” of this Item 5 above for a description of our R&D policies and amounts expended thereon during the last two fiscal years.

D. Trend Information

Trends Impacting Our Industry and Our Business

COVID-19

There are various sales and marketing trends that influence our business. As of the date of this Form 20-F, the COVID-19 (coronavirus) global pandemic has been significantly impacting the global economy for approximately two years already. The vast majority of governments have adopted various restrictions that impact economic activity, including restrictions on travel and public gatherings, and the closing of schools.

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

E. Critical Accounting Estimates

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

Revenue Recognition

 The Company implements the provisions of Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606"). See Note 18 for further disclosures.

Revenues are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company generates revenues mainly from sales of software licenses which include significant implementation and customization services. In addition, the Company generates revenues from post implementation consulting services and maintenance services. Revenues from these contracts are based on either fixed price or time and material.

Revenue from long term contracts which involve significant implementation, customization, or integration of the Company's software license to customer-specific requirements are considered as one performance obligation satisfied over-time. The underlying deliverable is owned and controlled by the customer and does not create an asset with an alternative use to the Company.

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

When the Company enters into a contract for the sale of software license which does not require significant implementation services, and the customer receives the rights to use the perpetual or term-based software license, the Company recognizes revenue from the sale of the software license at the time of delivery, when the customer receives control of the software license. The software license is considered a distinct performance obligation recognized at a point-in-time, as the customer can benefit from the software on its own or together with other readily available resources.

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

In addition to software license fees, contracts with customers may contain an agreement to provide for maintenance services. The Company considers the maintenance performance obligation as a distinct performance obligation that is satisfied over time and recognized on a straight-line basis over the contractual period.

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

Goodwill, long lived assets and other identifiable intangible assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, “Intangibles - Goodwill and Other”, goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company operates in a total of four reporting units: P&C, L&P, IPELS and Decision.

The P&C unit operates our business related to Property & Casualty solutions, workers compensation and reinsurance worldwide (except for those managed under the IPELS unit). The L&P unit is responsible for our business related to life, pension & annuity solutions worldwide. The IPELS unit handles all of our activities in Israel, Poland, Latvia and Spain (for all of our offerings), as well as our activities related to our eMerge product. Our Decision unit is responsible for all of our business related to our decision management offering. See “Item 4.B. Business Overview” for further information concerning our products and services.

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

Based on our annual impairment test during the fourth quarter of each of 2019, 2020 and 2021, no impairment to our goodwill was required.

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

As of December 31, 2021, we had a total of $363.6 million of goodwill and intangible assets, of which $24.4 million were attributable to capitalized software development costs, and the remainder of which were acquired as part of our prior acquisitions.

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

Recently Issued Accounting Pronouncements

For a description of our recently issued and recently adopted accounting pronouncements, see Notes 2(x) to our consolidated financial statements appearing elsewhere in this annual report.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table and below biographies set forth certain information regarding the current executive officers and directors of the Company as of March 1, 2022.

Name	Age	Position
Guy Bernstein (1)	54	Chairman of the Board of Directors
Roni Al-Dor	61	President, Chief Executive Officer and Director
Naamit Salomon (1)	58	Director
Yacov Elinav (2)	77	Director
Uzi Netanel (1)(2)	86	Director
Eyal Ben Chlouche (2)	60	Director
Roni Giladi	51	Chief Financial Officer

(1)	Member of Compensation Committee
(2)	Member of Audit Committee

Guy Bernstein has served as a director of the Company since January 1, 2007 and was appointed Chairman of the Board of Directors on November 12, 2009. Mr. Bernstein has served as the chief executive officer of Formula, our parent company, since January 2008. From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze. He also served as a director of Emblaze from April 2004 until November 2010. Prior to joining Emblaze, Mr. Bernstein served as Chief Financial and Operations Officer of Magic Software, a position he held since 1999. Mr. Bernstein joined Magic Software from Kost Forer Gabbay& Kasierer, a member of EY Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein also serves as Chief Executive Officer of Magic Software and Chairman of the Board of Matrix IT Ltd. Mr. Bernstein is a Certified Licensed Public Accountant and holds a BA in Accounting and Economics from the College of Management in Israel.

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

Eyal Ben-Chlouche has served as a director of the Company since August 15, 2008, Mr. Ben-Chlouche served as the Commissioner of Capital Market Insurance and Savings at the Israeli Ministry of Finance from 2002 through 2005, where he was responsible for implementation of fundamental reforms in pension savings. Prior to that, he served as a Deputy Commissioner of Capital Market Insurance and Savings and as a Senior Foreign Exchange and Investment Manager in the Foreign Exchange Department of the Bank of Israel. He also served as an Investment Officer in the Foreign Exchange Department of the Bank of England, in London. Mr. Ben-Chelouche is serving as Chairman of the Board of DaviedShield Holdings and DaviedShield Insurance Ltd. Mr. Ben-Chelouche served as a director of Matrix IT Ltd. and Migdal Holding Ltd. Mr. Ben-Chlouche also serves on the Board of Directors of several other private companies.

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

Uzi Netanel has served as a director of the Company since March 2005. He has served as chairman of the Board of Directors of Maccabi Enterprise Development& Management Ltd. since 2005, and as a director of Maccabi Health Services since 2005. He previously served as Chairman of Maccabi Group Holdings Ltd., from 2005 through 2011. From 2004 through 2007, Mr. Netanel served as Chairman of Board of Directors of M.L.L Software & Computers, and from 2000 through 2011 served as a director of Bazan and Carmel Olephine. From 2001 through 2003, Mr. Netanel served as partner in the FIMI Opportunity Fund. From 1993 through 2001, he served as Active Chairman of Israel Discount Capital Markets and Investments Ltd. From 1997 to 1999, Mr. Netanel served as Chairman of Poliziv Plastics Company (1998) Ltd. From 2005 through 2014, he served as director of Maman Group and from 2012 through 2014, he served as director of Gadot Biochemicals. Mr. Netanel also serves on the Board of Directors of Acme Trading, Assuta Health Centers and Dorcel (B.A.Z.) Ltd. Mr. Netanel is an independent director.

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

Under our Articles, the Board of Directors must have a minimum of three, and may have a maximum of 24, directors. Directors of the Company are appointed by our General Meeting of Shareholders and hold office until the expiration of the term of their appointment specified at the time of their election or subsequently imposed at a General Meeting of Shareholders, or until they resign or are suspended or dismissed by the General Meeting of Shareholders. The Board of Directors may appoint directors to fill any vacancies resulting from resignations and dismissals of directors, and up to four directors in addition to the directors elected by the General Meeting of Shareholders, subject to the maximum number of directors permitted, and any such appointment shall be effective until the next General Meeting of Shareholders.

Our executive officers are appointed by, and serve at the discretion of, our Board of Directors.

Our Chairman, Guy Bernstein, serves as the Chief Executive Officer of Formula and as a director of Asseco. In addition, Ms. Salomon, another Board member of ours, who served as an executive officer of Formula until December 2009, is a member of the Board of Directors of our affiliate Magic Software Enterprises Ltd. Formula directly owns (as of March 1, 2022) approximately 43.9% of our currently outstanding Common Shares, and Asseco holds 25.6% of the outstanding share capital of Formula, as well as the power to vote an additional 1,807,973 ordinary shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 37.5% of Formula’s outstanding ordinary shares.

B. Compensation of Directors and Officers

The aggregate amount of compensation paid by us, or accrued by us, for all directors and executive officers as a group for services in all capacities with respect to the fiscal year ended December 31, 2021 was $2.7 million, which includes amounts set aside or accrued to provide cash bonuses, pension, retirement or similar benefits.

These compensation amounts do not include amounts expended by us for automobiles made available to our officers or expenses (including business travel and professional and business association dues) reimbursed to such officers. The foregoing amounts also exclude the value of stock option grants to our directors and officers pursuant to our 2011 Share Incentive Plan and our new 2021 Share Incentive Plan (which plans are described below), which value amounted to $2.5 million in the aggregate for 2021.

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

We paid with respect to 2021 fees of approximately $0.1 million, in the aggregate, to all of our independent directors (except to our Chairman of the Board, as described below), in respect of their service on our Board of Directors, including for attending or participating in meetings of the Board of Directors and its committees, and for participating in Board action taken via unanimous written consent. Such fees were set in accordance with the rates paid to “external directors” under the Israeli Companies Law 5759-1999. Although we are not an Israeli company and are not subject to the Israeli Companies Law, we deem certain standards of that body of law (including compensation to Board members) relevant to a company such as ours. In addition to fees paid to our independent directors, we also paid approximately $30 thousand to Formula in respect of the service of its Chief Executive Officer, Guy Bernstein, as our Chairman of the Board.

Stock Option and Incentive Plan

2011 Share Incentive Plan

In 2011, in connection with our acquisition of IDIT and FIS, our Board of Directors adopted our 2011 Share Incentive Plan, or the 2011 Plan, pursuant to which our employees, directors, officers, consultants, advisors, suppliers, business partners, customers and any other person or entity whose services are considered valuable are eligible to receive options, restricted shares, restricted share units and other share-based awards. The number of Common Shares originally available under the 2011 Plan was set at 4,000,000. In February 2016, our Board of Directors approved the reservation of an additional 4,000,000 Common Shares for issuance under the 2011 Plan.

Upon the lapse of ten years following our adoption of the 2011 Plan, no further grants could be made under the plan. Consequently, in August 2021, we adopted our 2021 Share Incentive Plan, or the 2021 Plan (described below under “2021 Share Incentive Plan”), and all Common Shares that were reserved for issuance under the 2011 Plan and not subject to outstanding grants were transferred to the 2021 Plan. Even after our adoption of the 2021 Plan, all outstanding grants that were made under the 2011 Plan remain subject to the terms of the 2011 Plan. Common Shares underlying an award granted under the 2011 Plan that has expired, or is cancelled, terminated or forfeited for any reason, without having been exercised, are available for issuance under the 2021 Plan in accordance with the terms of the 2021 Plan.

The 2011 Plan is administered by the compensation committee of our Board of Directors, or the Compensation Committee. The Compensation Committee has discretionary authority to interpret the 2011 Plan and to adopt practices related thereto.

Under the 2011 Plan, an option may contain such terms and conditions as the Compensation Committee has approved, and generally may be exercised for a period of up to 6 years from the date of grant. Options granted under the 2011 Plan become exercisable in four equal, annual installments, beginning with the first anniversary of the date of the grant, or pursuant to such other schedule as the Compensation Committee has provided in the option agreement. The exercise price of such options generally has not been less than 100% of the fair market value per share of the Common Shares at the date of the grant. In the case of ISOs (as defined under the Code), certain limitations apply with respect to the aggregate value of option shares which can become exercisable for the first time during any one calendar year, and certain additional limitations apply to “Ten Percent Shareholders” (as defined in the 2011 Plan). The payment of the exercise price may be made in cash, or, if provided by the Compensation Committee, by delivery of other Common Shares having a fair market value equal to such option exercise price, by a combination thereof or by any method in accordance with the terms of the option agreements. The exercise price for each outstanding option to purchase one Common Share granted under the 2011 Plan is subject to reduction by the per share amount of any dividend that we declare from time to time while the option is outstanding. The 2011 Plan contains special rules governing the period during which options may be exercised in the case of death, disability, or other termination of employment. Options are not transferable except by will or pursuant to applicable laws of descent and distribution upon death of an employee, unless otherwise approved by our Board of Directors.

Under the 2011 Plan, there are also restricted share units, or RSUs outstanding, which are settled by the issuance of Common Shares, to which a grantee has no rights until they are actually issued. During 2020 and in April 2021, we granted RSUs under the 2011 Plan, including to (i) employees of sum.cumo, as part of the consideration for the acquisition of that company, as well (ii) other employees.

As of December 31, 2021, 1,738,385 and 179,534 Common Shares were issuable upon the exercise of outstanding options and outstanding RSUs, respectively, under the 2011 Plan. The outstanding options had a weighted average exercise price of $12.95 per share, of which options to purchase 734,969 Common Shares had vested. Of the Common Shares underlying outstanding awards under the 2011 Plan as of that date, 1,150,000 of such shares were issuable upon the exercise of outstanding options or settlement of RSUs held by our directors and executive officers. As of December 31, 2021, no further Common Shares were available for future grant under the 2011 Plan, as all shares that had remained available were transferred to the 2021 Plan upon its adoption.

2021 Share Incentive Plan

We have adopted a new share incentive plan, the 2021 Share Incentive Plan, or the 2021 Plan, on August 3, 2021, under which we have granted and may grant equity-based incentive awards to attract, motivate and retain the talent for which we compete.

Authorized Shares

Initially, there were 1,826,569 Common Shares allocated for issuance under the 2021 Plan. As of December 31, 2021, there were 97,000 Common Shares underlying outstanding options, 24,222 Common Shares underlying outstanding RSUs and 1,868,172 Common Shares reserved and available for future grant under the 2021 Plan. Of the Common Shares underlying outstanding options as of that date, none underlay vested options.

Shares underlying an award granted under the 2021 Plan or an award granted under the 2011 Plan, that has expired, or was cancelled, terminated, forfeited, repurchased or settled in cash in lieu of issuance of shares, for any reason, without having been exercised, and if permitted by us, shares tendered to pay the exercise price or withholding tax obligations, will become or again be available for issuance under the 2021 Plan.

Administration. The Compensation Committee administers the 2021 Plan. Under the 2021 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2021 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards and take all actions and make all other determinations necessary for the administration of the 2021 Plan.

The administrator also has the authority to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2021 Plan of any or all option awards or Common Shares. The administrator also has the authority to modify option awards to eligible individuals who are foreign nationals or are individuals who are employed internationally to recognize differences in local law, tax policy or custom in order to effectuate the purposes of the 2021 Plan but without amending the 2021 Plan. The administrator also has the authority to amend and rescind rules and regulations relating to the 2021 Plan or terminate the 2021 Plan at any time before the date of expiration of its ten-year term.

Eligibility. The 2021 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Ordinance, and Section 3(i) of the Ordinance and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.

Awards. The 2021 Plan provides for the grant of share options, Common Shares, restricted shares, RSUs and other share-based awards to employees, directors, officers, consultants, advisors and any other persons or entities who provides services to the company or any parent, subsidiary or affiliate thereof, subject to the terms and conditions of the 2021 Plan. Options granted under the 2021 Plan to our employees who are U.S. residents may qualify as Incentive Stock Options, or may be non-qualified stock options, in each case within the meaning of the Code.

Grant and Exercise. All awards granted pursuant to the 2021 Plan will be evidenced by an award agreement in a form approved, from time to time, by the administrator in its sole discretion. An award may be exercised by providing the company with a written notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. The award agreement sets forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable, and other terms and conditions not inconsistent with the 2021 Plan as the administrator may determine. Unless otherwise determined by the administrator and stated in the award agreement, and subject to the conditions of the 2021 Plan, awards vest and become exercisable in four equal installments, each of twenty-five percent (25%) of the Common Shares covered by the award, on each of the first four anniversaries of the vesting commencement date determined by the Compensation Committee; provided that the grantee remains continuously as an employee or provides services to the company throughout such vesting dates. The exercise period of an award will be six (6) years from the date of grant of the award, unless otherwise determined by the administrator and stated in the award agreement.

Transferability. Other than by will, the laws of descent and distribution or as otherwise provided under the 2021 Plan or determined by the administrator, neither the awards nor any right in connection with such awards are assignable or transferable.

Termination of Employment. In the event of termination of a grantee’s employment or service with the company or any of its affiliates (other than by reason of death, disability or retirement), all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination unless otherwise determined by the administrator, but in no event later than the expiration of the term of such award. After such three-month period, all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

In the event of termination of a grantee’s employment or service with us or any of our affiliates due to such grantee’s death, permanent disability or retirement, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within one year after such date of termination, if such termination is due to death or permanent disability or within three months after such date of termination if such termination is due to retirement, in each case, unless otherwise provided by the administrator, but in no event later than the expiration of the term of such award. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the one-year or three-month period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

Notwithstanding any of the foregoing, if a grantee’s employment or services with us or any of our affiliates is terminated for “cause” (as defined in the 2021 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2021 Plan. Any shares issued upon exercise or (if applicable) vesting of awards, shall be deemed to be irrevocably offered for sale to us.

Adjustments due to Transactions. The 2021 Plan provides for appropriate adjustments to be made to the plan and to outstanding awards under the plan in the event of a share split, reverse share split, share dividend, distribution, recapitalization, combination, reclassification of our shares, consolidation, reorganization, extraordinary cash dividend or other similar occurrences.

In the event of a sale of all, or substantially all, of our ordinary shares or assets, a merger, consolidation amalgamation or similar transaction, or certain changes in the composition of the board of directors, or liquidation or dissolution, or such other transaction or circumstances that the board of directors determines to be a relevant transaction, then without the consent of the grantee, the administrator may make any determination as to the treatment of outstanding awards, including the following: (i) cause any outstanding award to be assumed or substituted by such successor corporation, or (ii) regardless of whether or not the successor corporation assumes or substitutes the award (a) provide the grantee with the option to exercise the award as to all or part of the shares, and may provide for an acceleration of vesting of unvested awards, (b) cancel the award and pay in cash, shares of the company, the acquirer or other corporation which is a party to such transaction or other property or rights as determined by the administrator as fair in the circumstances and/or (c) amend, modify or terminate the terms of any award as it shall determine to be fair in the circumstances.

Amendment and Termination. The board of directors may suspend, terminate, modify or amend the 2021 Plan at any time; provided that no termination or amendment of the 2021 Plan shall affect any then outstanding award unless expressly provided by the board. Shareholder approval of any amendment to the 2021 Plan will be obtained to the extent necessary to comply with applicable law. The administrator at any time and from time to time may modify or amend any award theretofore granted under the 2021 Plan, including any award agreement, whether retroactively or prospectively.

Registration. In October 2021, we filed a registration statement on Form S-8 to register the issuance of up to an aggregate of 4,163,273 Common Shares under the 2021 Plan.

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

D. Employees

As of December 31, 2021, we had a total of 4,044 employees, a 17.6% increase relative to the end of 2020.

The following table sets forth the number of our employees as of the end of each of the past three fiscal years, according to their geographic regions:

	Total Number of Employees as of December 31,
Geographic Region	2019	2020	2021
Israel	701	732	754
UK and Europe	533	733	965
North America	581	601	593
Asia Pacific	1,144	1,372	1,732
Total Employees	2,959	3,438	4,044

E. Share Ownership

The number of our Common Shares beneficially owned by our directors and executive officers individually, and by our directors and executive officers as a group, as of March 1, 2022, is as follows:

	Shares Beneficially Owned
	Number		Percent (1)
Roni Al-Dor	1,035,849	(2)	1.9%
All directors and executive officers (3) as a group (7 persons, including Roni Al-Dor) (3)	1,111,633	(4)	1.9%

(1)	Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The percentages shown are based on 55,080,009 Common Shares outstanding (which excludes 2,328,296 Common Shares held in treasury) as of March 1, 2022, plus such number of Common Shares as the relevant person or group had the right to receive upon exercise of options that are exercisable within 60 days of March 1, 2022.

(2)	Includes options to purchase 620,000 Common Shares under the 2011 Plan and/or 2021 Plan at an exercise price ranging between $10.72 to $29.81 per share expiring no later than January 4, 2027, which are vested or will become vested within 60 days of March 1, 2022. See Item 6 - “Directors, Senior Management and Employees— Compensation of Directors and Officers”.

(3)	Each of our directors and executive officers who is not separately identified in the above table beneficially owns less than 1% of our outstanding Common Shares (including options to purchase Common Shares held by each such party that are vested or will vest within 60 days of March 1, 2022) and has therefore not been separately identified.

(4)	Includes options to purchase 670,000 Common Shares at exercise prices ranging from $10.72 to $29.81 per share, which are vested or will become vested within 60 days of March 1, 2022.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

The following table sets forth, as of March 1, 2022, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person known by the Company to own beneficially more than 5% of the outstanding Common Shares, based on information provided to us by the holders or disclosed in public filings of the shareholders with the Securities and Exchange Commission.

We determine beneficial ownership of shares under the rules of Form 20-F promulgated by the SEC and include any Common Shares over which a person possesses sole or shared voting or investment power, or the right to receive the economic benefit of ownership, or for which a person has the right to acquire any such beneficial ownership at any time within 60 days.

	Shares Beneficially Owned
Name and Address	Number		Percent(1)
Formula Systems (1985) Ltd. 5 HaPlada Street Or Yehuda 60218, Israel	24,159,094	(2)	43.9%
Harel Insurance Investments & Financial Services Ltd. Harel House; 3 Abba Hillel Street; Ramat Gan 52118, Israel	3,149,749	(3)	5.7%
The Phoenix Holdings Ltd. Derech Hashalom 53, Givataim, 53454, Israel.	3,142,858	(4)	5.7%

(1)	The percentages shown are based on 55,080,009 Common Shares outstanding (which excludes 2,328,296 Common Shares held in treasury) as of March 1, 2022.

(2)	The number of Common Shares shown as owned by Formula is based on information provided to the Company by Formula as of March 1, 2022. Also based on information provided to the Company, as of March 1, 2022, Asseco held 25.6% of the outstanding share capital of Formula. In addition, on October 4, 2017, Asseco entered into a shareholders agreement with our Chairman of the Board, under which agreement Asseco has been granted an irrecoverable proxy to vote an additional 1,817,973 ordinary shares of Formula (of which 1,807,973 continue to be held by our Chairman of the Board), thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 37.5% of Formula’s outstanding ordinary shares. The address of Asseco is Olchowa 14 35-322 Rzeszow, Poland.

(3)	Based on an amended Statement of Beneficial Ownership on Schedule 13G/A filed with the SEC on January 31, 2022. Of the 3,149,749 Common Shares reported as beneficially owned by Harel Insurance Investments & Financial Services Ltd., or Harel, (i) 2,954,672 Common Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 192,374 Common Shares are held by third-party client accounts managed by subsidiaries of Harel as portfolio managers, each of which subsidiaries operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 2,703 Common Shares are beneficially held for Harel’s own account. Harel does not admit beneficial ownership of more than those 2,703 Common Shares.

(4)	Based on an amended Statement of Beneficial Ownership on Schedule 13G/A filed with the SEC on February 7, 2022. All of the Common Shares reported as beneficially owned by The Phoenix Holdings Ltd. are beneficially owned by various of its direct or indirect, majority or wholly-owned subsidiaries, or the Subsidiaries. The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holdings Ltd. disclaims beneficial ownership of all of those Common Shares.

To the best of our knowledge, each of the entities listed in the above table has sole voting and investment power with respect to all shares shown as beneficially owned by it, except to the extent described above.

Significant changes in holdings of major shareholders

From time to time, Formula has increased its beneficial shareholding in our Company through market purchases of additional Common Shares. Formula’s beneficial ownership of our Common Shares constituted 48.9% of our outstanding share capital as of the start of 2017. That beneficial ownership has been diluted down to 43.9% as of March 1, 2022, primarily as a result of our follow-on public offering that took place in October 2020, as well as various minor issuances of Common Shares due to stock options exercises under our equity incentive plans.

Our significant shareholder Harel has held 5.4%, 5.6% and 5.7% of our outstanding Common Shares, as of December 31, 2019, 2020 and 2021, as reported in its amended Schedules 13G filed on January 23, 2020, January 27, 2021 and January 31, 2022, respectively.

Our current significant shareholder, The Phoenix Holdings Ltd., reported in February 2021 that it had surpassed 5% holdings of our outstanding Common Shares (holding 5.1%) as of December 31, 2020, and reported in February 2022 that its holdings had increased to 5.7% as of December 31, 2021.

Voting rights of major shareholders

The major shareholders disclosed above do not have different voting rights than other shareholders with respect to the Common Shares that they hold.

Holders of record

As of March 1, 2022, there were 52 holders of record of our Common Shares, including 36 holders of record with addresses in the United States who held a total of 47,419,388 Common Shares (out of which 47,411,176 Common Shares are held of record by CEDE & Co), representing approximately 86.1% of our issued and outstanding Common Shares. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, because many of these Common Shares were held of record by nominees (including CEDE & Co., as nominee for a large number of banks, brokers, institutions and underlying beneficial holders of our Common Shares). In particular, Formula, which held as of March 1, 2022 (in part as a record holder and in part as an underlying beneficial holder) 24,159,094 Common Shares, representing 43.9% of our issued and outstanding shares, is not a United States company.

Control of the Company

Based on Formula’s beneficial ownership of 43.9% of the outstanding Common Shares of the Company (as of March 1, 2022), and based on Asseco’s beneficial ownership of 25.6% (and, based on its shareholders agreement with our Chairman of the Board, beneficial ownership (voting power) over an aggregate of 37.5%) of the outstanding share capital of Formula also as of that date, both Formula and Asseco may be deemed to control the Company. We are unaware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B. Related Party Transactions

Registration Rights Agreement with Major Shareholders

The description of the Registration Rights Agreement set forth in Item 10.C “Material Contracts” is incorporated by reference herein.

Fees Paid to Major Shareholder for Board Service of its Affiliate

We paid to our major shareholder, Formula, approximately $26,600 in respect of our share of the director fees of Guy Bernstein, our Chairman, for the year ended December 31, 2021. Mr. Bernstein serves as the Chief Executive Officer of Formula and a director of Asseco. Formula directly owns (as of March 1, 2022) approximately 43.9% of our currently outstanding Common Shares.

Additional Agreements and Transactions with Affiliated Companies of Formula and Asseco

During the year ended December 31, 2021, we paid to affiliated companies of Asseco approximately $14.6 million, in the aggregate, pursuant to services agreements that we have in place with those companies under which we receive services. In 2021, we also purchased from those affiliated companies an aggregate of approximately $0.4 million of hardware and software. Please see Note 15 to our audited consolidated financial statements included in Item 18 of this annual report for further information.

In addition, during 2021, our Polish subsidiary Sapiens Poland performed services as a sub-contractor on behalf of Asseco for clients of Asseco in a total amount of approximately $3.2 million. For historical reasons, Asseco issues invoices to those clients and then Sapiens in turn invoices Asseco on a back-to-back basis (with no margin to Asseco).

Further, we paid to Formula approximately $1.2 million (which is included in the $14.6 million paid to affiliated companies of Asseco described above) in respect of our share of its D&O insurance for each of our directors and officers for the period between February 14, 2021 and February 13, 2022.

Trade Payables and Receivables

As of December 31, 2021, we had trade payables balances due to, and trade receivables balances due from, our related parties in amounts of approximately $3.2 million and $0.9 million, respectively

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

Financial Statements

See our consolidated financial statements and related notes in Item 18.

Export Sales

In 2021, 94.2% of our revenues originated from customers located outside of Israel.

For information on our revenues breakdown by geographic region for the past three years, see Item 5.A, “Operating and Financial Review and Prospects— Operating Results— Comparison of the years ended December 31, 2020 and 2021— Revenues by geographical region” in this annual report, as well as Item 5.A, “Operating and Financial Review and Prospects— Operating Results— Comparison of the years ended December 31, 2019 and 2020— Revenues by geographical region” in our annual report on Form 20-F for the year ended December 31, 2020, which we filed with the SEC on March 25, 2021.

Legal Proceedings

From time to time, we are a party to various legal proceedings and claims that arise in the ordinary course of business. Currently, there are no such legal proceedings pending or threatened against us that we believe may have a significant effect on our financial condition or profitability.

Dividend Policy

In August 2019, our Board of Directors adopted a dividend policy. Under that policy, on an annual basis, after publishing our annual audited consolidated financial statements in our annual report on Form 20-F, our Board of Directors will announce the distribution of a cash dividend in an amount of up to 40% of our annual net profit (on a non-GAAP basis). Our Board of Directors may change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions and/or decide not to distribute a dividend. The distribution of dividends will be made in compliance with Cayman Islands law, the Memorandum and the Articles, as well as our contractual obligations. Since the adoption of this new dividend policy, we have declared cash dividends on an annual basis, most recently in amounts of $0.14 per share and $0.37 per share, or $7 million and $20.2 million, in the aggregate, which were paid in June 2020 and May 2021, respectively.

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

The closing price of our Common Shares on the Nasdaq Global Select Market on March 1, 2022, being the latest practicable date prior to publication of this annual report, was $26.28.

The closing price of our Common Shares on the TASE on March 1, 2022, being the latest practicable date prior to publication of this annual report, was NIS 85.5, or $26.47 (as converted from NIS based on the NIS-U.S. dollar representative exchange rate reported by the Bank of Israel as of March 1, 2022).

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

B. Memorandum and Articles of Association.

The information called for by this Item 10.B of Form 20-F has been provided in Exhibit 2.2 to this annual report. The content of Exhibit 2.2 is incorporated by reference herein.

C. Material Contracts

We are not party to any material contract within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, or as otherwise described below:

Deed of Trust in Favor of Series B Debenture Holders

In connection with our Israeli public offering and private placement of NIS 280 million (approximately US $79.2 million), and Israeli public offering of NIS 220 million (approximately US $60 million), in principal amount of our Series B Debentures, in the aggregate, in September 2017 and June 2020, respectively (which debentures are traded on the TASE), we entered into a deed of trust with a trustee in favor of the debenture holders. In the deed of trust, we have agreed to repay the principal amount of the originally issued debentures (those issued in September 2017) in eight equal payments that will be paid once a year on January 1. For the debentures issued in June 2020, the payment dates remain the same, but due to the passage of the initial payment dates, the payments to be made on all remaining payment dates are proportionately greater. In the case of the September 2017 Series B Debentures and June 2020 Series B Debentures, the principal payments will therefore run from the years 2019 through 2026 (included), and the years 2021 through 2026 (included), respectively. We made the first four such principal payments on the September 2017 Series B Debentures on January 1, 2019, 2020, 2021 and 2022, and the first two principal payments on the June 2020 Series B Debentures on January 1, 2021 and 2022. The outstanding principal amounts bear interest at an annual rate of 3.37%, payable in half-yearly payments on January 1 and July 1 of each year. In the case of the September 2017 Series B Debentures, those interest payments have occurred and will occur in years 2018 through 2026 (included), while for the June 2020 Series B Debentures, those payments only began in 2021 but will conclude at the same time—in 2026. The principal and interest are payable in NIS, subject to adjustment in accordance with fluctuations in the exchange rate between the U.S. dollar and the NIS.

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

The deed of trust includes the following provisions:

●	A negative pledge, subject to certain exceptions

●	A covenant not to distribute dividends unless (i) our shareholders’ equity (not including minority interests) shall not be less than $160 million, (ii) our net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) does not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity, including minority interest), (iii) the amount of the dividend does not exceed our profits for the year ended December 31, 2016 and the first three quarters of the year ended December 31, 2017, plus 75% of our profits as of September 1, 2017 and up to the date of distribution, and (iv) no event of default shall have occurred

●	Financial covenants, including (i) the equity attributable to the shareholders of Sapiens (not including minority interests), as reported in our annual or quarterly financial statements, will not be less than $120 million, and (ii) Sapiens’ net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity, including minority interest)

As of December 31, 2021, we were in compliance with the foregoing financial covenants.

We also agreed to standard events of default under the deed of trust, together with the following specific events of default (among others):

●	Cross default, including following an immediate repayment initiated in relation to other indebtedness (other than non-recourse debt) in an amount that exceeds 5% of our total balance sheet

●	Suspension of trading of the debentures on the TASE over a period of 60 days, or the delisting of the debentures from the TASE

●	Failure to have the debentures rated over a period of 60 days;

●	If the rating of the debentures is less than BBB- by Standard and Poors Maalot or less than Baa3 by Midroog Ltd. or drops below an equivalent rating of another rating agency (as of July 2021, Standard and Poors Maalot has affirmed a rating of ilA+ for the debentures)

●	If there is a change in control without consent of the rating agency (a change of control is deemed to occur if Formula ceases the be the controlling shareholder of our company, whether directly or indirectly. Formula will be considered a controlling shareholder for so long as it continues to hold at least 25% of the means of control of our company (within the meaning of the Israeli Securities Law) and there is no other person or entity holding a higher percentage. To the extent that Formula holds such controlling interest jointly with others, it will be deemed to remain our controlling shareholder if it maintains the highest percentage ownership among such other shareholders)

●	The existence and continuation of a bankruptcy event involving our company, or the liquidation of our company or writing off of our assets

●	Our failure to comply with the above-described financial covenants for two consecutive quarters

●	There has been a material adverse change in the business of our company compared to the position of our company shortly before the issuance of the debentures and there is a material concern that we will not be able to pay our obligations under the debentures on time

●	If we distribute a dividend contrary to the above-described limitations on dividends

●	Breach of our undertakings regarding the issuance of additional Series B Debentures

●	The sale of 25% or more of our assets, or a change in the main sphere of our activity as a company

●	Failure to comply with the negative pledge covenant

Underwriting Agreement for October 2020 Follow-On Offering

We entered into an underwriting agreement, dated October 15, 2020, with Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Jefferies LLC, as representatives of the several underwriters named therein, for the underwritten primary follow-on offering, by the underwriters, of 3,389,830 of our common shares, plus an additional 508,474 common shares pursuant to a 30-day option granted to the underwriters by our company that was exercised in full. We received approximately $108.7 million of net proceeds from the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of those liabilities.

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

Non-Israeli Resident Shareholders

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (23% in 2018 and thereafter) if generated by a company, or at the rate of 25% or 30%, if generated by an individual. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2018 and thereafter) unless contrary provisions in a relevant tax treaty apply.

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

Taxes Applicable to Dividends

Israeli Resident Shareholders

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our common shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period. The Company received a Tax Ruling according to which dividends paid to Israeli shareholders who are individuals will be subject to withholding tax at source at the rate of 25% and in case of an Israeli resident corporations— 0%, regardless the source of the dividends. We cannot guarantee that the Tax Ruling will be extended beyond December 31, 2022.

Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on shares of Israeli resident corporations (like our common shares). According to the tax ruling referenced above, such dividends are subject to withholding tax at the rate of 0%.

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our Common Shares, at the rate of 25% or 30% (if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period). The Company received a Tax Ruling according to which dividends paid to non- Israeli shareholders (individuals and corporations) will be subject to withholding tax at source at the rate of 25%. We cannot guarantee that the Tax Ruling will be extended beyond December 31, 2022.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 647,640 for 2021 (approximately $0.2 million), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2021.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2021. We currently expect that we will not be a PFIC in 2022. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our Common Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our Common Shares in the event that we qualify as a PFIC.

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

Because exchange rates between the NIS, GBP and Euro, on the one hand, and the US dollar, on the other hand, fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our revenue and profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reflected as financial expenses in our consolidated financial statements. A hypothetical 10% movement in foreign currency rates (primarily the NIS, GBP and Euro) against the US dollar, with all other variables held constant on the expected sales, would have resulted in a decrease or increase in 2021 sales revenues of a maximum of $27.0 million, or an effect of 5.9% on total revenues.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures.

Our management, including our President and Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2021. Based on such evaluation, the President and Chief Executive Officer, and the Chief Financial Officer, have concluded that, as of December 31, 2021, the Company’s disclosure controls and procedures are effective.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

C. Attestation Report of Registered Public Accounting Firm.

The attestation report of Kost Forer Gabbay& Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2021 is provided on page F-5, as included under Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting.

Based on the evaluation conducted by our President and Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2021 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Fees Paid to Independent Auditors

Fees billed by Kost Forer Gabbay & Kasierer, a member of EY Global and other members of EY Global for professional services for each of the last two fiscal years were as follows:

	Year ended December 31,
	2020	2021
	(in thousands)
Audit Fees (1)	$745	$509
Tax Fees (2)	$160	$134
Total	$905	$642

(1)	Audit fees consist of fees billed for the annual audit and the quarterly reviews of the Company’s consolidated financial statements and consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent auditors can reasonably provide. In 2020, audit fees included fees related to our follow-on public offering in the U.S. (completed in October 2020), our Israeli public offering of additional Series B Debentures (completed in June 2020), as well as additional audit procedures related to the several companies that we acquired in 2020. In 2021, we did not complete any such transactions, which is reflected in the decrease in audit fees in 2021.

(2)	Tax fees are for professional services rendered by our independent auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and global mobility.

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

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

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

4.2

Sapiens International Corporation N.V. 2021 Share Incentive Plan (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-260325), filed with the SEC on October 18, 2021

4.3	Form of Registration Rights Agreement, dated August 21, 2011, by and among Sapiens International Corporation N.V. and certain of its shareholders (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-3 (SEC File No. 333-187185), filed with the SEC on March 11, 2013)

8.1	List of Subsidiaries*

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global, independent registered public accounting firm*

101	The following financial information from Sapiens International Corporation N.V.’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in XBRL (eXtensible Business Reporting Language):
(i) Consolidated Balance Sheets at December 31, 2020 and 2021;
(ii) Consolidated Statements of Income for the years ended December 31, 2019, 2020 and 2021;
(iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2019, 2020 and 2021;
(iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2019, 2020 and 2021;
(v) Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2020 and 2021; and
(vi) Notes to the Consolidated Financial Statements, tagged as blocks of text. *
104	Cover Page Interactive Date File

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SAPIENS INTERNATIONAL CORPORATION N.V.

Date: March 31, 2022	By:	/s/ Roni Al-Dor
Roni Al-Dor
President & Chief Executive Officer

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

IN U.S. DOLLARS

- - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sapiens International Corporation N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2022 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition
Description of the Matter

As described in Note 2.n to the consolidated financial statements, the Company generates revenues from some long-term contracts that involve significant implementation, customization, or integration of the Company’s software license to customer-specific requirements. These contracts constitute single performance obligations that are satisfied over time. The Company recognizes revenue from such contracts using the percentage of completion accounting method, which is based on a ratio between actual costs incurred compared to the total estimated costs for the contract.

Auditing the recognition of the Company’s long-term contracts revenue was especially subjective and complex because of the significant estimation required by management to determine the total estimated costs for those contracts, particularly the projected labor costs to complete a contract. Determining the projected labor costs requires understanding the contract specific circumstances, including the specific terms and conditions of each complex contract, changes to the contract schedule, and complexity of the contract. Changes in the estimate of projected labor costs can have a material effect on the timing of revenue recognition.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of relevant internal controls over the Company’s revenue recognition process. For example, for a sample of contracts, we tested controls over management’s review of the initial estimate of total projected labor costs to complete a contract, as well as the ongoing evaluation of those estimates. We also tested internal controls over the completeness and accuracy of the underlying data used by management.

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

/S/ KOST FORER GABBAY & KASIERER

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since at least 1994.

Tel-Aviv, Israel

March 31, 2022

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sapiens International Corporation N.V.

Opinion on Internal Control over Financial Reporting

We have audited Sapiens International Corporation N.V. Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Sapiens International Corporation N.V. Company (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes, and our report dated March 31, 2022 expressed an unqualified opinion thereon.

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

/s/ Kost Forer Gabbay & Kasierer

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

March 31, 2022

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2020	2021

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$152,561	$190,243
Short-term bank deposit	30,000	20,000
Trade receivables (net of allowance for credit losses of $1,558 and $1,337 on December 31, 2020 and 2021, respectively)	48,623	53,985
Unbilled receivables and contract assets	16,786	22,276
Other receivables and prepaid expenses	19,388	13,841

Total current assets	267,358	300,345

LONG-TERM ASSETS:
Capitalized software development costs, net	24,362	25,203
Other intangible assets, net	74,953	56,939
Property and equipment, net	16,970	14,458
Goodwill	264,282	261,141
Severance pay fund	6,582	5,954
Operating lease right-of-use assets	54,390	43,665
Other long-term assets	5,264	7,288

Total long-term assets	446,803	414,648

Total assets	$714,161	$714,993

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2020	2021

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$5,389	$5,008
Employees and payroll accruals	40,494	43,402
Accrued expenses and other liabilities	34,625	33,048
Current maturities of Series B Debentures	19,796	19,796
Current maturities of operating lease liabilities	9,924	10,827
Deferred revenues	34,548	39,614

Total current liabilities	144,776	151,695

LONG-TERM LIABILITIES:
Series B Debentures, net of current maturities	98,676	78,986
Deferred tax liabilities	16,010	15,360
Other long-term liabilities	12,129	12,144
Long-term operating lease liabilities	48,773	38,751
Accrued severance pay	9,586	9,236
Redeemable non-controlling interest	517	101

Total long-term liabilities	185,691	154,578

COMMITMENTS AND CONTINGENTIES

EQUITY:
Sapiens International Corporation N.V. Shareholders’ equity:
Share capital:
Common shares of € 0.01 par value: Authorized: 70,000,000 shares on December 31, 2020 and 2021; Issued: 56,989,995 and 57,393,305 shares on December 31, 2020 and 2021, respectively; Outstanding: 54,661,699 and 55,065,009 shares on December 31, 2020 and 2021, respectively	751	756
Additional paid-in capital	334,693	340,837
Treasury shares, at cost - 2,328,296 Common shares on December 31, 2020 and 2021	(9,423)	(9,423)
Accumulated other comprehensive income	11,026	2,819
Retained earnings	44,643	71,559

Total Sapiens International Corporation N.V. shareholders’ equity	381,690	406,548
Non-controlling interests	2,004	2,172

Total equity	383,694	408,720

Total liabilities and equity	$714,161	$714,993

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2019	2020	2021

Revenues	$325,674	$382,903	$461,035

Cost of revenues	196,153	226,929	273,191

Gross profit	129,521	155,974	187,844

Operating expenses:
Research and development	37,378	41,358	54,013
Selling, marketing, general and administrative	54,274	69,613	76,343

Total operating expenses	91,652	110,971	130,356

Operating income	37,869	45,003	57,488
Financial expense, net	2,768	3,805	202

Income before taxes on income	35,101	41,198	57,286
Taxes on income	8,610	7,041	9,964

Net income	26,491	34,157	47,322

Attributed to non-controlling interests	244	382	151

Net income attributable to Sapiens’ shareholders	$26,247	$33,775	$47,171

Net earnings per share attributable to Sapiens’ shareholders

Basic	$0.53	$0.67	$0.86

Diluted	$0.52	$0.65	$0.85

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2019	2020	2021

Net income	$26,491	$34,157	$47,322

Other comprehensive income (loss):

Foreign currency translation adjustments	5,496	13,456	(8,159)

Total comprehensive income	31,987	47,613	39,163

Comprehensive income attributed to non-controlling interests	301	431	199

Comprehensive income attributable to Sapiens’ shareholders	$31,686	$47,182	$38,964

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except of share data)

	Common share		Additional paid-in	Treasury	Accumulated other comprehensive	Retained	Non-controlling	Total shareholders’
	Shares	Amount	capital	shares	Income (loss)	earnings	interests	equity

Balance as of January 1, 2019	49,982,004	$695	$214,918	$(9,423)	$(7,820)	$2,674	$1,440	$202,484

Stock-based compensation	-	-	1,318	-	-	-	87	1,405
Employee stock options exercised (cash and cashless)	177,872	2	778	-	-	-	-	780
Distribution of dividend	-	-	-	-	-	(11,009)	(149)	(11,158)
Other comprehensive income	-	-	-	-	5,439	-	57	5,496
Net income	-	-	-	-	-	26,247	244	26,491

Balance as of December 31, 2019	50,159,876	697	217,014	(9,423)	(2,381)	17,912	1,679	225,498

Stock-based compensation	-	-	3,975	-	-	-	12	3,987
Employee stock options exercised (cash and cashless)	603,519	11	5,039	-	-	-	-	5,050
Distribution of dividend	-	-	-	-	-	(7,044)	-	(7,044)
Other comprehensive income	-	-	-	-	13,407	-	49	13,456
Acquisition of minority interest	-	-	(29)	-	-	-	(118)	(147)
Proceeds from issuance of ordinary shares, net of issuance expenses	3,898,304	43	108,694	-	-	-	-	108,737
Net income	-	-	-	-	-	33,775	382	34,157

Balance as of December 31, 2020	54,661,699	751	334,693	(9,423)	11,026	44,643	2,004	383,694

Stock-based compensation	-	-	4,706	-	-	-	5	4,711
Employee stock options exercised (cash and cashless)	403,310	5	2,033	-	-	-	-	2,038
Distribution of dividend	-	-	-	-	-	(20,255)	(31)	(20,286)
Other comprehensive loss	-	-	-	-	(8,207)	-	48	(8,159)
Transaction with minority shareholders	-	-	(595)	-	-	-	(5)	(600)
Net income	-	-	-	-	-	47,171	151	47,322

Balance as of December 31, 2021	55,065,009	$756	$340,837	$(9,423)	$2,819	$71,559	$2,172	$408,720

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2020	2021
Cash flows from operating activities:

Net income	$26,491	$34,157	$47,322
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	19,138	23,383	28,669
Stock-based compensation	1,405	3,987	4,711
Accretion of discount on Series B Debentures	171	134	106
Impairment of right of use asset	-	351	1,439
Capital loss (gain) from sale of property and equipment	(40)	44	(60)

Net changes in operating assets and liabilities
Trade receivables, net, unbilled receivables and contract assets	10,514	(5,168)	(13,937)
Other operating assets	6,726	(2,049)	17,743
Deferred tax liabilities, net	(6,441)	(16)	(1,902)
Trade payables	(1,476)	(1,344)	(529)
Other operating liabilities	6,667	1,435	(8,325)
Deferred revenues	2,747	2,992	4,930
Accrued severance pay, net	255	349	375

Net cash provided by operating activities	66,157	58,255	80,542

Cash flows from investing activities:

Purchase of property and equipment	(11,474)	(2,633)	(3,786)
Proceeds from sale of property and equipment	834	12	1,111
Capitalized software development costs	(5,665)	(5,798)	(7,911)
Net cash received from (paid for) acquisitions (b)	(1,554)	(109,052)	831
Proceeds from (investment in) short-term bank deposits, net	(1,119)	(30,397)	10,031
Proceeds from (investment in) restricted deposit on account of future acquisition	(22,890)	22,890	-
Acquisition of other intangible asset	-	(2,810)	(151)

Net cash provided by (used in) investing activities	$(41,868)	$(127,788)	$125

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2020	2021
Cash flows from financing activities:

Proceeds from employee stock options exercised	$780	$5,050	$2,038
Receipt of short-term loan	-	20,000	-
Repayment of loans	(4)	(20,000)	-
Proceeds from issuance of Series B Debentures, net of issuance expenses	-	60,346	-
Repayment of Series B Debentures	(9,898)	(9,898)	(19,796)
Distribution of dividend	(11,009)	(7,044)	(20,255)
Payments of contingent consideration	(374)	(538)	(926)
Acquisition of non-controlling interests	-	(147)	(990)
Dividend to non-controlling interest	(149)	-	(31)
Proceeds from issuance of ordinary shares, net of issuance expenses	-	108,737	-

Net cash provided by (used in) financing activities	(20,654)	156,506	(39,960)

Effect of exchange rate changes on cash	(1,968)	(707)	(3,025)

Increase in cash, and cash equivalents	1,667	86,266	37,682
Cash, cash equivalents at beginning of year	64,628	66,295	152,561

Cash and cash equivalents at end of year	$66,295	$152,561	$190,243

Supplemental cash flow activities:

(a) Cash paid during the year for:

Interest, net	$2,481	$5,439	$3,218

Income taxes, net	$6,397	$16,330	$6,654

(b) Net cash received from (paid for) acquisitions:
Fair value of assets acquired and liabilities assumed at the date of acquisition:
Working capital, net (excluding cash and cash equivalents)	$317	$10,839	$238
Other long-term assets	(412)	(9,577)	-
Other long-term liabilities	200	24,572	-
Redeemable non-controlling interests	-	450	-
Goodwill and other intangible assets	(1,659)	(135,336)	593

	$(1,554)	$(109,052)	$831

(c) Non-cash transactions:
Net lease liabilities arising from obtaining right-of-use assets	$19,125	$1,861	$5,526
Property and equipment purchase incurred but unpaid at period end	$315	$490	$262

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

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such management estimates and assumptions are related, but not limited to contingent liabilities, income tax uncertainties, deferred taxes assets, share-based compensation, value of intangible assets and goodwill, as well as the determination of revenue recognition from contracts accounted for based on the estimate of percentage of completion. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

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

Cash equivalents are short-term highly liquid investments that are readily convertible to cash, with original maturities of three months or less at the date acquired.

e.	Short-term bank deposits:

Short-term bank deposits with original maturities of more than three months and less than one year at the date acquired are included in short-term bank deposits.

f.	Trade receivables:

Trade receivables are stated net of credit losses allowance. The Company maintains the allowance for estimated losses resulting from the inability of the Company’s customers to make required payments. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering current market conditions and supportable forecasts when appropriate. The estimate is a result of the Company’s ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations. Write-off activity and recoveries for the periods presented were not material.

Estimated credit loss allowance is recorded as general and administrative expenses on the Company’s consolidated statements of income.

The following table presents trade receivables net of an allowance as of December 31, 2020 and 2021:

	December 31,
	2020	2021

Trade receivables	$50,181	$55,322
Allowance for credit losses	(1,558)	(1,337)

	$48,623	$53,985

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

For lease with terms greater than 12 months, ROU assets and liabilities are recognized on the commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate (“IBR”) based on the information available on the commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. Moreover, the ROU asset may also include initial direct costs, which are incremental costs of a lease that would not have been incurred if the lease had not been obtained.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Research and development costs:

Research and development costs incurred in the process of software production before establishment of technological feasibility are charged to expenses as incurred. Certain internal and external costs incurred to develop software to be sold are capitalized after technological feasibility is established in accordance with ASC 985-20, “Software - Costs of Software to be Sold Leased or Marketed”. Based on the Company’s product development process, technological feasibility is established upon completion of a detailed program design.

Costs incurred by the Company between completion of the detailed program design and the point at which the product is ready for general release, have been capitalized.

Capitalized software development costs are amortized by the straight-line method over the estimated useful life of the software products (primarily seven years).

j.	Business combinations:

The Company accounts for its business acquisitions in accordance with Accounting Standards Codification ASC No. 805, “Business Combinations”. The Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the business combination date. The total purchase price allocated to the tangible assets, liabilities assumed and intangible assets acquired is assigned based on their fair values as of the date of the acquisition. The excess of the fair value of the purchase price over the fair value of these identifiable assets and liabilities is recorded as goodwill. Goodwill generated from the business combinations is primarily attributable to synergies between the Company and acquired companies’ respective products and services. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

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

Goodwill represents the excess of the purchase price in a business combination over the fair value of the identifiable tangible and intangible assets acquired. Under ASC 350, “Intangibles- Goodwill and Other” (“ASC 350”), goodwill is subject to an annual impairment test at least annually or more frequently if impairment indicators are present. Goodwill impairment is required if the net book value of a reporting unit exceeds its estimated fair value. The Company operates in four reporting units: L&P (Life & Pension), P&C (Property & Casualty), Decision and IPELS (Israel, Poland, Emerge, Latvia, Spain).

For the years ended December 31, 2019, 2020 and 2021, no impairment of goodwill has been recorded.

m.	Impairment of long-lived assets:

The Company’s long-lived assets and identifiable intangibles including right-of-use assets that are subject to amortization are reviewed for impairment in accordance with ASC 360 “Property, Plant, and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. ASC 360 provides examples of events or changes in circumstances that might indicate that impairment exists for a particular long-lived asset or asset group.

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

The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2019, no impairment losses have been identified.

During 2021 and 2020, the Company identified an impairment loss of $1,439 and $351, respectively, as outlined in Note 6.

n.	Revenue recognition:

The Company implements the provisions of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). See Note 18 for further disclosures.

Revenues are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company generates revenues mainly from sales of software licenses which include significant implementation and customization services. In addition, the Company generates revenues from post implementation consulting services and maintenance services. Revenues from these contracts are based on either fixed price or time and material.

Revenue from long term contracts which involve significant implementation, customization, or integration of the Company’s software license to customer-specific requirements are considered as one performance obligation satisfied over-time. The underlying deliverable is owned and controlled by the customer and does not create an asset with an alternative use to the Company.

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

When the Company enters into a contract for the sale of software license which does not require significant implementation services, and the customer receives the rights to use the perpetual or term-based software license, the Company recognizes revenue from the sale of the software license at the time of delivery, when the customer receives control of the software license. The software license is considered a distinct performance obligation recognized at a point-in-time, as the customer can benefit from the software on its own or together with other readily available resources.

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

In addition to software license fees, contracts with customers may contain an agreement to provide for maintenance services. The Company considers the maintenance performance obligation as a distinct performance obligation that is satisfied over time and recognized on a straight-line basis over the contractual period.

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

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. This topic prescribes the use of the asset and liability method, whereby deferred tax asset and liability account balances are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

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

The Company’s cash and cash equivalents and short-term bank deposit are invested in bank deposits mainly in dollars and NIS. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these banks deposits may be redeemed upon demand and therefore bear minimal risk.

The Company’s trade receivables are generally derived from sales to large and solid organizations located mainly in North America, Europe and the rest of the world.

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

Severance expense for the years 2019, 2020 and 2021 amounted to $3,718, $4,020 and $4,538, respectively.

The Company has a 401(k) retirement savings plan for most of its U.S. employees. Each eligible employee may elect to contribute a portion of its employee’s compensation to the plan. The Company has a discretionary employer match. In the reporting periods, this match ranges from 2-3% if an employee contributed 6%.

Such 401(k) employer match expense for the year 2019, 2020 and 2021 amounted to $1,144, $1,233 and $1,282, respectively.

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

The fair value of each option granted in 2019, 2020 and 2021 using the Binomial model, was estimated on the date of grant with the following assumptions:

	Year ended December 31,
	2019	2020	2021

Contractual life	6 years	6 years	6 years
Expected exercise factor	2-2.8	2-2.8	2-2.8
Dividend yield	0%	0%	0%
Expected volatility (weighted average)	30.5%-30.9%	31.0%-35.2%	36.3%-36.9%
Risk-free interest rate	1.6%-2.6%	0.4%-1.8%	0.5%-1.3%

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

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying amounts of cash and cash equivalents, short-term bank deposit, trade receivables, other receivables and prepaid expenses and accounts payable approximate fair value due to the short-term maturities of such instruments.

The following table presents liabilities measured at fair value on a recurring basis as of December 31, 2020 and 2021:

	December 31,
	2020	2021
	Fair value measurement using input Level 2
Other receivables and prepaid expenses:

Derivative instruments	$-	$188

Total Assets	$-	$188

Accrued expenses and other liabilities:

Derivative instruments	$(707)	$-

Current maturities of Series B Debentures	$(19,796)	$(19,796)

Series B Debentures, net of current maturities	$(98,676)	$(78,986)

Total liabilities	$(119,179)	$(98,782)

u.	Derivatives and hedging:

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

In 2019, 2020 and 2021, the Company entered into option contracts in the notional amounts of $24,296, $1,650 and $27,138, respectively, and in 2019, 2020 and 2021 the Company entered into forward contracts in the aggregate notional amounts of $74,297, $260,862 and $140,688, respectively, in order to protect against foreign currency fluctuations.

As of December 31, 2019, 2020 and 2021, the Company had outstanding options and forward contracts, in the notional amount of $15,384, $3,866 and $20,000, respectively.

In 2019, 2020 and 2021, the Company recorded financial income, net of $535, $104 and $3,338 respectively, with respect to the above transactions, presented in the statements of income as part of financial expenses, net.

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

The Company accounts for comprehensive income (loss) in accordance with ASC 220, “Comprehensive Income”. Comprehensive income (loss) generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders.

x.	Recently issued accounting pronouncements:

In October 2021, the FASB issued ASU 2021-08 “Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers. The guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree. The guidance should be applied prospectively to acquisitions occurring on or after the effective date. The guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted, including in interim periods, for any financial statements that have not yet been issued. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements.

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832): Disclosure by Business Entities about Government Assistance (ASU 2021-10), which improves the transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity’s financial statements. This guidance is effective for financial statements issued for annual periods beginning after 15 December 2021. Early adoption is permitted. The impact of this ASU on the Company’s consolidated financial statements is expected to be immaterial.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:- ACQUISITIONS

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

During 2021, the Company and TIA’s former shareholders (“Sellers”) agreed on the final working capital adjustments which resulted in payment of $0.8 million from Sellers to the Company.

The following table summarizes the fair value of the assets acquired and liabilities assumed:

Current assets (including cash of $2,292)	$6,337
Goodwill	58,120
Intangible assets	29,946
Other long-term assets	4,254

Total assets acquired	$98,657

Current liabilities	$4,800
Deferred revenues	5,742
Deferred tax liabilities	6,962
Other long-term liabilities	5,877

Total liabilities acquired	$23,381

Net assets acquired	$75,276

The following table sets forth the components of intangible assets associated with the acquisition:

Fair value

Developed technology	$10,517
Customer relationships	19,266
Backlog	163

Total intangible assets	$29,946

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:- ACQUISITIONS (Cont.)

The excess of purchase consideration over the fair value of net tangible and intangible assets acquired was recorded as goodwill. The goodwill from the acquisition of TIA is primarily attributable to potential synergy with Sapiens, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of income.

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

The excess of purchase consideration over the fair value of net tangible and intangible assets acquired was recorded as goodwill. The goodwill from the acquisition of sum.cumo is primarily attributable to sales growth from future products, new customers and potential synergy with Sapiens, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:- ACQUISITIONS (Cont.)

Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of income.

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

The excess of purchase consideration over the fair value of net tangible and intangible assets acquired was recorded as goodwill. The goodwill from the acquisition of Delphi is primarily attributable to potential synergy with Sapiens, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:- ACQUISITIONS (Cont.)

Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of income.

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

Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of income.

On July 8, 2021, the Company completed the acquisition of additional 20% of the outstanding shares of Tiful Gemel for a total amount of $390.

5.	Acquisition of Cálculo S.A.U.:

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

Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of income.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:- OTHER LONG-TERM ASSETS

	December 31,
	2020	2021

Deferred tax assets	$1,870	$3,122
Long-term unbilled receivables	772	1,642
Rent deposits	2,132	2,077
Other	490	447

	$5,264	$7,288

NOTE 5:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2020	2021
Cost:
Computers and peripheral equipment	$43,426	$45,290
Office furniture and equipment	10,435	9,212
Buildings and leasehold improvements	10,481	9,210

	64,342	63,712
Accumulated depreciation:
Computers and peripheral equipment	37,407	38,770
Office furniture and equipment	5,697	5,741
Buildings and leasehold improvements	4,268	4,743

	47,372	49,254

Depreciated cost	$16,970	$14,458

Depreciation expense totaled $3,470, $4,698 and $5,360 for the years 2019, 2020 and 2021, respectively.

NOTE 6:- LEASES

The Company leases substantially all of its office space and vehicles under operating leases. The Company’s leases have original lease periods expiring between 2022 and 2030. Some leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement. Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancellable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

Due to the outbreak of COVID-19 and as a result of implementing a hybrid working model, the Company decided not to occupy leased offices in several locations. As a result of this, in 2020 the Company recorded a loss contingency of $2,155 related to Bangalore, India and an impairment of $351 related to Holon, Israel. In December 2021, the Company recorded an impairment in the amount of $1,439 primarily related to the offices in the United States and Germany. Furthermore, in November and December 2021 the Company signed an amendment with its lessor in Holon, Israel to vacate a portion of the offices. The loss contingency and the impairment were included in the Operating expenses in the Company’s consolidated statement of income.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:- LEASES (Cont.)

The corresponding lease liabilities are classified as current and non-current operating lease liabilities.

The components of operating lease costs were as follows:

	Year ended December 31,
	2020	2021

Operating lease cost	$8,144	$7,946
Variable lease cost	4,150	4,241
Short-term lease cost	422	373

Total lease costs	$12,716	$12,560

The following is a summary of weighted average remaining lease terms and discount rates for all of the Company’s operating leases:

December 31,
2021

Weighted average remaining lease term (years)	6.26
Weighted average discount rate	4.77%

Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2020 and 2021, respectively, was $9,886 and $10,964 (included in cash flows from operating activities).

Maturities of lease liabilities are as follows:

2022	$11,115
2023	10,226
2024	7,953
2025	7,205
2026	6,726
2027 and thereafter	14,923

Total undiscounted cash flows	58,148
Less imputed interest	8,570

Present value of lease liabilities	$49,578

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:- CAPITALIZED SOFTWARE DEVELOPMENT COSTS, NET

The changes in capitalized software development costs for the years ended December 31, 2020 and 2021 were as follows:

	Year ended December 31,
	2020	2021

Balance at the beginning of the year	$23,953	$24,362

Capitalization	5,798	7,911
Amortization	(6,558)	(7,679)
Functional currency translation adjustments	1,169	609

Balance at year end	$24,362	$25,203

Amortization of capitalized software development costs for 2019, 2020 and 2021, was $5,668, $6,558 and $7,679, respectively. Amortization expense is included in cost of revenues.

NOTE 8:- OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net, are comprised of the following:

	Weighted average remaining useful life (years)	December 31,
		2020	2021
Original amounts:

Customer relationships	7.6	$59,482	$57,317
Technology	4.0	70,813	70,123
Patent	2.5	1,493	1,544

		131,788	128,984

Accumulated amortization:

Customer relationships		18,827	23,940
Technology		37,050	46,960
Patent		958	1,145

		56,835	72,045

Other intangible assets, net		$74,953	$56,939

In October 2020, the Company purchased a perpetual software license, which includes a permission to use the licensor’s source code and intellectual property rights, for a total consideration of $2,810. This purchase was included in technology under other intangible assets.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:- OTHER INTANGIBLE ASSETS, NET (Cont.)

In December 2021, the Company purchased net assets from a U.S company, for a total consideration of approximately $600. The acquired assets mainly included customer relationship and technology.

b.	Amortization of other intangible assets was $10,000, $12,127 and $15,630 for 2019, 2020 and 2021, respectively.

c.	Estimated amortization expense for future periods:

2022	$12,374
2023	11,760
2024	8,853
2025	6,621
2026 and thereafter	17,331

$56,939

NOTE 9:- GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2021 are as follows:

	Year ended December 31,
	2020	2021

Balance at the beginning of the year	$170,703	$264,282

Acquisitions	87,438	593
Functional currency translation adjustments	6,141	(3,734)

Balance at year end	$264,282	$261,141

NOTE 10:- ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2020	2021

Government authorities	$10,348	$7,010
Accrued expenses and other liabilities	24,277	26,038

	$34,625	$33,048

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- SERIES B DEBENTURES, NET OF CURRENT MATURITIES

	December 31,
	2020	2021

Series B Debentures	$118,778	$98,982
Less: Current maturities	(19,796)	(19,796)
Less: Unamortized debt discounts and issuance costs	(306)	(200)

	$98,676	$78,986

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

Following the raise of the additional NIS 210 million (approximately $60.3 million) in Series B Debentures, a $20,000 short-term bank loan taken on March 18, 2020, from a commercial bank was fully repaid on June 9, 2020.

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

In accordance with the indenture for the Series B Debentures, the Company is required to meet the following financial covenants: (1) Target shareholders’ equity (excluding minority interest)- above $120 million – as of December 31, 2021, total shareholders’ equity was approximately $407 million; and (2) Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65% - as of December 31, 2021 the ratio of net financial indebtedness to net capitalization was (36.78)%.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- SERIES B DEBENTURES, NET OF CURRENT MATURITIES (Cont.)

(3) Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5. As of December 31, 2021, the Target ratio of net financial indebtedness to EBITDA was (1.27). As of December 31, 2021, Sapiens is in compliance with all of its financial covenants.

During the years ended December 31, 2019, 2020 and 2021, the Company recorded $2,336, $3,180 and $3,337, respectively, of interest expense and $171, $134 and $106, respectively, of amortization of debt issuance costs, premium and discount in respect of the Series B Debentures.

As of December 31, 2020, and 2021, the estimated fair value of the Company’s Series B Debentures was $122,760 and $100,465, respectively. The fair value was determined based on the closing trading price of the Series B Debentures as of the last day of trading for the period. The fair value of the Series B Debentures is considered a Level 2 measurement as they are not actively traded.

NOTE 12:- COMMITMENTS AND CONTINGENTIES

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

NOTE 12:- COMMITMENTS AND CONTINGENTIES (Cont.)

The royalties will be paid up to a maximum amount equaling 100%-150% of the grants provided by the IIA, linked to the dollar, and for grants received after January 1, 1999, bear annual interest at a rate based on LIBOR.

Royalty expense amounted to $471, $494 and $531 in 2019, 2020 and 2021, respectively, and are included in cost of revenues.

As of December 31, 2020 and 2021, the Company had a contingent liability to pay royalties of up to $6,014 and $5,454, respectively.

b.	The Company provided bank guarantees in the amount of $924 as security for the rent to be paid for its leased offices. The bank guarantees will be expired and renewed in February 2022. As of December 31, 2020 and 2021, the Company provided bank guarantees of $291 and $320, respectively, as security for the performance of various contracts with customers and suppliers.

c.	In accordance with the indenture for the Series B Debentures, the Company is required to meet certain financial covenants. See Note 11 above.

d.	Contingent purchase obligations

As part of the Company’s acquisitions in recent years, the Company has several contingent earn-out obligations depending on retention and performance criteria. Refer to Note 3 for further information.

NOTE 13:- TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates in Israel:

Taxable income of Israeli companies was generally subject to corporate tax at the rate of was 23% in 2021 and 2020. Some of the Israeli subsidiaries are eligible for tax benefits as described below.

2.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 (“the Law”):

Amendment 73 to the law:

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years) 2016, which includes Amendment 73 to the Law for the Encouragement of Capital Investments (“the 2017 Amendment”) was published and was pending the publication of regulations, in May 2017 regulations were promulgated by the Finance Ministry to implement the “Nexus Principles” based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. Following the publication of the regulations the 2017 Amendment became fully effective. According to the 2017 Amendment, a Preferred Technological Enterprise, as defined in the 2017 Amendment, with total consolidated revenues of the group companies is less than NIS 10 billion, shall be subject to 12% tax rate on income derived from intellectual property (in development area A—a tax rate of 7.5%). In order to qualify as a Preferred technological enterprise certain criterion must be met, such as a minimum ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual revenues derived from exports. A PTE that acquires Benefited Intangible Assets from a foreign company for more than NIS 200 million after January 1, 2017, will be eligible for 12% reduce tax rate on capital gain upon sale of the Benefited Intangible Assets.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a Special Preferred Technology Enterprise (“SPTE”) (an enterprise for which, among others, total consolidated revenues of its parent company and all subsidiaries is at least NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on PTI regardless of the Company’s geographic location within Israel. In addition, a SPTE will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017.

Starting from 2017 under Amendment 73 to the Investment Law, part of the Company’s taxable income in Israel were entitled to a preferred 12% tax rate. Since 2019, under SPTE the tax rate for part of the Company’s taxable income in Israel has been reduced to a 6% corporate tax rate.

Amendment 74 to the Encouragement Law:

On November 15, 2021, the Economic Efficiency Law (Legislative Amendments for Achieving Budget Targets for the 2021 and 2022 Budget Years), 2021 (“the Economic Efficiency Law”), was enacted. This Law establishes a temporary order allowing Israeli companies to release tax-exempt earnings (“trapped earnings” or “accumulated earnings”) accumulated until December 31, 2020, through a mechanism established for a reduced corporate income tax rate applicable to those earnings (“the Temporary Order”).

In addition to the reduced corporate income tax (CIT) rate, Article 74 to the Encouragement Law was amended whereby effective from August 15, 2021, for any dividend distribution (including a dividend as per Article 51B to the Encouragement Law) by a company which has trapped earnings, there will be a requirement to allocate a portion of that distribution to the trapped earnings.

The tax-exempt income is attributable to the Company's previous status as "Approved Enterprise" and "Benefited Enterprise". Such tax-exempt income cannot be distributed to shareholders without subjecting the Company to payable income taxes. If dividends are distributed from previous tax-exempt profits, the Company will be liable for income tax at the rate applicable to its profits from the Approved Enterprise in at the tax rate enacted in the year in which the income was earned.

According to the Temporary Order, the reduction of CIT will apply to earnings that are released (with no requirement for an actual distribution) within a period of one year from the date of enactment of the Temporary Order. The reduction in the CIT is dependent on the proportion of the trapped earnings that are released in relation to the total trapped earnings, and on the applicable CIT rate in the years the earnings were generated. Consequently, the larger the proportion of the trapped earnings that are released, the lower the tax in respect of the distribution. The minimum tax rate is 6%. Further, a company that elects to pay a reduced CIT is required to invest in its industrial enterprise a designated amount in accordance with the Economic Efficiency Law within a period of five years commencing from the tax year in which the election is made. The designated investment should be utilized for the acquisition of production assets, and/or investments in research and development and/or compensation to additional new employees.

According to ASC 740, a deferred tax liability would generally be recorded relating to corporate taxes that would be owed on the distribution of profits if management has currently the intention to declare dividends of its tax-exempt earnings.

In 2021, the Company elected to benefit from the Temporary Order and pay the reduced CIT as per the provisions of the Economic Efficiency Law in respect of its total accumulated tax-exempt earnings amounting to NIS 109 million (approximately $35.3 million), and accordingly recognized deferred tax liability of $3,531.

The Company is expecting to file the election with the Israeli authorities during 2022.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

3.	Foreign Exchange Regulations:

Under the Foreign Exchange Regulations, some of the Company’s Israeli subsidiaries calculate their tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31, of each year for tax purposes only.

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

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2021, was $56,117 and the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that were essentially permanent in duration as of December 31, 2021, was $5,553.

c.	Tax Reform - United States of America:

The U.S. Tax Cuts and Jobs Act of 2017 (“TCJA”) was approved on December 22, 2017. This legislation makes significant changes to the U.S. Internal Revenue Code. Such changes include a reduction in the corporate tax rate and limitations on certain corporate deductions and credits, among other changes.

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

As of December 31, 2021, certain subsidiaries had tax loss carryforwards totaling approximately $34,515. Most of these carryforward tax losses have no expiration date.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

e.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Significant components of the Company deferred tax assets and liabilities are as follows:

	December 31,
	2020	2021
Deferred tax assets:
Net operating losses carryforwards	$8,701	$	*) 7,142
Research and development	1,514		1,316
Lease liability	9,441		8,725
Reserves and allowances	5,523		5,119
Other	2,041		3,383

Deferred tax assets before valuation allowance	27,220		25,685
Valuation allowance	(8,057)		(5,104)

Deferred tax assets	19,163		20,581

Deferred tax liabilities:
Capitalized software development costs	(3,428)		(3,045)
Lease right-of-use asset	(9,441)		(8,098)
Acquired intangibles	(17,498)		(13,169)
Property and equipment	(380)		(367)
Undistributed earnings	(1,302)		**) (8,047)
Other	(1,254)		(93)

Deferred tax liabilities	(33,303)		(32,819)

Deferred tax liabilities, net	$(14,140)		$(12,238)

*)	Net of $1,180 provision for unrecognized tax benefits related to carryforward losses.

**)	Include $3,531 related to the Company’s election to release the trapped earnings - see Note 13.a.2.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

	December 31,
	2020	2021

Deferred tax assets, net	$1,870	$3,122
Deferred tax liabilities, net	(16,010)	(15,360)

Deferred tax liabilities, net	$(14,140)	$(12,238)

Deferred tax assets, net, are included in other long-term assets. Deferred tax liabilities, net, are included in other long-term liabilities.

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from operating losses carry forwards and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2019	2020	2021

Domestic (Israel)	$34,303	$34,037	$39,248
Foreign	798	7,161	18,038

	$35,101	$41,198	$57,286

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

g.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income for an Israeli company, and the actual tax expense as reported in the statements of income is as follows:

	Year ended December 31,
	2019	2020	2021
Income before taxes on income, as reported in the statements of income	$35,101	$41,198	$57,286

Statutory tax rate in Israel	23%	23%	23%

Theoretical taxes on income	$8,073	$9,476	$13,176

Increase (decrease) in taxes resulting from:
Foreign and preferred enterprise tax rates differences	(2,326)	(5,511)	(7,338)
Changes in carry forward tax losses and other temporary differences for which valuation allowance was provided	783	558	(1,645)
Non-deductible expenses	549	1,722	1,437
Increase in uncertain tax positions, net	1,889	755	616
Release of trapped earnings (see note 13.a.2)	-	-	3,531
Others	(358)	41	187

Taxes on income, as reported in the statements of income	$8,610	$7,041	$9,964

h.	Taxes on income are comprised as follows:

	Year ended December 31,
	2019	2020	2021

Current	$14,733	$7,543	$11,866
Deferred	(6,123)	(502)	(1,902)

	$8,610	$7,041	$9,964

	Year ended December 31,
	2019	2020	2021

Domestic (Israel)	$3,639	$3,695	$9,086
Foreign	4,971	3,346	878

	$8,610	$7,041	$9,964

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

i.	Uncertain tax benefits:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2020	2021

Balance at the beginning of the year	$5,835	$7,646
Acquisition of subsidiaries	1,057	-
Increase in tax positions	2,487	2,731
Decrease in tax positions	(1,733)	(1,457)

Balance at the end of the year	$7,646	$8,920

As of December 31, 2020 and 2021, accrued interest related to unrecognized tax benefits amounted to $1,748 and $1,143, respectively.

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

Tax assessments filed by part of the Company’s Israeli subsidiaries through the year ended December 31, 2016, are considered to be final.

The Company is currently under audit in several jurisdictions for the tax years 2017 and onwards. Timing of the resolution of audits is highly uncertain and therefore, as of December 31, 2021, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits.

NOTE 14:- EQUITY

a.	The common shares of the Company are traded on the NASDAQ and on the Tel-Aviv Stock Exchange.

Common shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

On October 20, 2020, the Company completed a secondary public offering of its ordinary shares on the NASDAQ. The Company issued 3,898,304 shares at a price of $29.5 per share before issuance expenses and underwriting discounts. The total proceeds from the issuance amounted to $108,737, net of issuance expenses of $509.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- EQUITY (Cont.)

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

Upon the lapse of ten years following the adoption of the 2011 Plan, no further grants could be made under the plan. Consequently, in August 2021, we adopted our 2021 Share Incentive Plan (the “2021 Plan”), and all Common Shares that were reserved for issuance under the 2011 Plan and not subject to outstanding grants were transferred to the 2021 Plan. Even after our adoption of the 2021 Plan, all outstanding grants that were made under the 2011 Plan remain subject to the terms of the 2011 Plan. Common Shares underlying an award granted under the 2011 Plan that has expired, or is cancelled, terminated or forfeited for any reason, without having been exercised, are available for issuance under the 2021 Plan in accordance with the terms of the 2021 Plan.

As of December 31, 2021, 1,868,172 common shares of the Company were available for future grant under the 2021 Plan. Any options granted under the 2021 Plan which are forfeited, cancelled, terminated or expired, will become available for future grant under the 2021 Plan.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- EQUITY (Cont.)

A summary of the stock option activities in the year ended on December 31, 2021 is as follows:

	Year ended December 31, 2021
	Amount of options	Weighted average exercise	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Outstanding on January 1, 2021	1,462,482	14.26	3.17	$24,019
Granted	847,000	30.36
Exercised	(359,859)	10.32
Expired and forfeited	(114,238)	12.69

Outstanding on December 31, 2021	1,835,385	22.27	3.77	22,374

Vested and expected to vest	1,835,385	22.27	3.77	22,374

Exercisable on December 31, 2021	734,969	12.95	2.10	$15,064

The weighted average grant date fair values of the options granted during the years ended December 31, 2019, 2020 and 2021 were $4.24, $7.99 and $10.35, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2019, 2020 and 2021 was $2,301, $11,658 and $8,505, respectively.

The options outstanding under the Company’s stock option plans as of December 31, 2021 have been separated into ranges of exercise prices as follows:

					Weighted
		Weighted			Average
	Options	Average	Weighted	Options	Exercise
	outstanding	remaining	average	Exercisable	price of
	as of	contractual	exercise	as of	Options
	December 31,	Term	price	December 31,	Exercisable
Ranges of exercise price	2021	(Years)		$2021	$

7.94	3,750	2.35	7.94	-	-
8.7-10.72	597,969	1.82	10.64	564,969	10.66
11.48-15.09	109,166	2.28	12.51	67,500	12.17
23.92-28.49	297,500	4.56	25.97	82,500	24.77
29.81-32.27	730,000	4.98	30.17	20,000	31.59
34.96	97,000	5.92	34.69	-	-

	1,835,385	3.77	22.27	734,696	12.95

The total equity-based compensation expenses related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2019, 2020 and 2021, was $1,405, $3,987 and $4,711, respectively. Such expenses are recorded as part selling, marketing, general and administrative expenses in the Company’s consolidated statements of income.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- EQUITY (Cont.)

A summary of the RSU activities in the year ended on December 31, 2021, is as follows:

	Amount of options	Weighted Average Grant-Date Fair Value

Unvested on January 1, 2021	238,005	24.45
Granted	74,222	29.96
Vested	(43,451)	24.45
Expired and forfeited	(65,020)	24.47

Unvested on December 31, 2021	203,756	26.46

In connection with the Company’s acquisition of sum.cumo, on February 6, 2020 (see Note 3), the Company issued an aggregate of 173,005 RSUs to certain employees of sum.cumo in connection with the acquisition. The value of these grants was not included in the purchase price of sum.cumo, since their vesting is subject to both continued employment and other performance criteria. On August 3, 2021, the Company issued another 24,222 RSUs to certain employees of sum.cumo in connection with the acquisition.

The Company recorded compensation costs related to RSUs of $1,130 for the year ended December 31, 2021, which were included in Selling, marketing, general and administrative expenses in the Company’s consolidated statements of income.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- EQUITY (Cont.)

c.	As of December 31, 2021, there was $10,369 of total unrecognized compensation cost related to non-vested options and RSUs, which is expected to be recognized over a weighted-average period of 2.05 years.

d.	Dividend:

On April 12, 2021, the Company’s extraordinary general meeting of shareholders approved the distribution of a cash dividend of $0.37 per common share for a total amount of $20,286 that was paid during the second quarter of 2021.

NOTE 15:- RELATED PARTIES TRANSACTIONS

Agreements with controlling shareholder and its affiliates:

The Company has in effect services agreements with certain companies that are affiliated with Formula, Sapiens’ parent company (most recently since December 23, 2014 and thereafter), and Asseco, Sapiens’ ultimate parent company, pursuant to which the Company has received services amounting to approximately $6,005, $8,523 and $14,598, in aggregate for the years ended December 31, 2019, 2020 and 2021. In addition, during the years ended December 31, 2019, 2020 and 2021, the Company purchased from those affiliated companies an aggregate of approximately $194, $267 and $369 of hardware and software.

During the years ended December 31, 2019, 2020 and 2021, Asseco provided back office and professional services and fixed assets to the Company subsidiary, Sapiens Software Solutions (Poland) Sp. z o.o in an amount totaling approximately $676, $521 and $197, respectively.

As of December 31, 2020, and 2021, the Company had trade payables balances due to its related parties in amount of approximately $1,908 and $3,187, respectively. In addition, as of December 31, 2020 and 2021, the Company had trade receivables balances due from its related parties in amount of approximately $1,241 and $858, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:- BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2019	2020	2021
Numerator (thousands):

Net income attributed to Sapiens’ shareholders	$26,247	$33,775	$47,171

Denominator (thousands):

Denominator for basic earnings per share - weighted average number of common shares, net of treasury stock	50,031	51,208	54,785
Stock options and RSU	622	951	805

Denominator for diluted net earnings per share - adjusted weighted average number of shares	50,653	52,159	55,590

The weighted average number of shares related to outstanding anti-dilutive options excluded from the calculations of diluted net earnings per share was 0, 200,000 and 804,438 for the years 2019, 2020 and 2021, respectively.

NOTE 17:- GEOGRAPHIC INFORMATION

a.	The Company operates in a single reportable segment as a provider of software solutions. See Note 1 for a brief description of the Company’s business. The data below is presented in accordance with ASC 280, “Segment Reporting”.

b.	Geographic information:

The following table sets forth revenues by country based on the billing address of the customer. Other than as shown below, no other country accounted for more than 10% of the Company’s revenues during the years ended December 31, 2019, 2020 and 2021.

	Year ended December 31,
	2019	2020	2021
1. Revenues:

North America *)	$163,565	$187,258	$188,980
Europe **)	133,851	172,660	237,054
Rest of the world	28,258	22,985	35,001

	$325,674	$382,903	$461,035

*)	Revenues from North America that are shown in the above table consist of revenues primarily from the United States (in amounts of $163,089, $186,687 and $186,909 during the years ended December 31, 2019, 2020 and 2021, respectively).

**)	Revenues from Europe include revenues from European Union countries, the United Kingdom, or UK, and Israel.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:- GEOGRAPHIC INFORMATION (Cont.)

	December 31,
	2020	2021
2. Long- lived assets, including property and equipment, net and operation right-of-use assets:
Israel	$27,944	$22,263
North America	8,245	4,737
APAC	20,871	20,104
Europe	14,300	11,019

	$71,360	$58,123

c.	Major customer data:

For the years ended December 31, 2019, 2020 and 2021, no single customer contributed more than 10% to the Company’s total revenues.

NOTE 18:- REVENUE

Remaining performance obligations represent contract revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. The aggregate amount of consideration allocated to performance obligations either not satisfied or partially unsatisfied was approximately $182 million as of December 31, 2021. The Company expects to recognize approximately 79% in 2022 from remaining performance obligations as of December 31, 2021, and the remainder thereafter. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration; the remaining performance obligations related to professional services contracts that are on a T&M basis were excluded, as the Company elected to apply the practical expedients in accordance with ASC 606.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:- REVENUE (Cont.)

Disaggregation of revenue:

The following table provides information about disaggregated revenue by type of contract, and timing of revenue recognition (in thousands):

	Years ended December 31,
	2020	2021

Project implementation phase:
Revenues from pre-production implementation projects	$142,247	$178,419
Revenues from post-production implementation projects	240,656	282,616

Total	$382,903	$461,035

Contract balances:

The following table provides information about trade receivables, unbilled receivables, contract assets and contract liabilities (deferred revenues) from contracts with customers (in thousands):

	December 31,
	2020	2021

Trade receivables (net of allowance for credit losses of $1,558 and $1,337 on December 31, 2020 and 2021, respectively)	48,623	53,985
Short-term unbilled receivables *)	9,301	16,072
Long-term unbilled receivables *)	772	858
Contract assets **)	7,485	6,988
Deferred revenues (short-term contract liabilities)	34,548	39,614
Long-term deferred revenues (long-term contract liabilities) ***)	524	299

*)	Unbilled receivables relate to revenue recognized in excess of amounts invoiced as the Company has an unconditional right to invoice and receive payment in the future related to its fulfilled obligations.

**)	Contract assets relate to unbilled receivables (including a long-term balance of $784 presented in other long-term assets as of December 31, 2021), which represent revenue recognized on arrangements for which billings have not yet been presented to customers because the amounts were earned but not contractually billable as of the balance sheet date, and the right to consideration is generally subject to milestone completion, client acceptance or factors other than the passage of time.

***)	Included in other long-term liabilities in the consolidated balance sheets.

No impairment loss was recognized in respect of the Company’s outstanding contract assets during the years ended December 31, 2020 and 2021.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:- REVENUE (Cont.)

During the year ended December 31, 2021, the Company recognized $33,030 that was included in deferred revenues (short-term contract liability) balance on December 31, 2020.

NOTE 19:- SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2019	2020	2021

Total costs	$43,043	$47,156	$61,924
Less - capitalized software development costs	(5,665)	(5,798)	(7,911)

Research and development expenses, net	$37,378	$41,358	$54,013

b.	Financial expense, net

	Year ended December 31,
	2019	2020	2021
Financial income:
Interest	$382	$380	$887
Foreign currency translation	991	1,312	1,413
Derivatives gains, net	535	104	3,338

	1,908	1,796	5,638
Financial expenses:
Foreign currency translation, bank charges and other	1,646	1,299	2,046
Interest	3,030	4,302	3,794

	(4,676)	(5,601)	(5,840)

Financial expense, net	$(2,768)	$(3,805)	$(202)

- - - - - - - -