Form 20-F
period 2022-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2023-03-29
CIK 885740

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

As of December 31, 2022, the Registrant had 55,140,210 Common Shares, par value € 0.01 per share, outstanding
(which excludes 2,328,296 Common Shares held in treasury).

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

Yes ☐     No ☒

i

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

●	References to “Sapiens,” the “Company,” the “Registrant,” “our company,” “us,” “we” and “our” refer to Sapiens International Corporation N.V., a Cayman Islands exempted company, and its consolidated subsidiaries

●	References to “our shares,” “Common Shares” and similar expressions refer to Sapiens’ Common Shares, par value € 0.01 per share

●	References to “Sapiens Iberia” or “Cálculo” refer to Sapiens Iberia S.A., formerly known as Cálculo S.A.U, a provider of a core insurance solution and managed services to the Spanish market, which Sapiens acquired during the fourth quarter of 2019

●	References to “Delphi” refer to Delphi Technology, Inc., a Boston-based vendor of software solutions that focuses on the medical professional liability (MPL)/healthcare professional liability (HCPL) markets, which Sapiens acquired in the third quarter of 2020 and subsequently merged into Sapiens Americas Corporation

●	References to “Sapiens Germany” or “sum.cumo” refer to sum.cumo Sapiens Gmbh, soon to be known as Sapiens Germany GmbH, a German-based provider of digital, consumer-centric solutions mainly to the insurance sector, which Sapiens acquired in the first quarter of 2020

●	References to “Sapiens Denmark” or “Tia Technology” refer to Sapiens Denmark AS, formerly known as Tia Technology, a Denmark-headquartered vendor of digital software solutions to customers globally, primarily in Denmark, Norway, Sweden, Finland, South Africa and the Baltics, which Sapiens acquired in the fourth quarter of 2020

●	References to “dollars,” “U.S. dollars,” “U.S. $” and “$” are to United States dollars

●	References to “Euro” or “€” are to the Euro, the official currency of the Eurozone in the European Union

●	References to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency

●	References to the “Articles” are to our Articles of Association, as currently in effect

●	References to the “Memorandum” are to our Memorandum of Association, as currently in effect

●	References to the “Securities Act” are to the Securities Act of 1933, as amended

●	References to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended

●	References to “Nasdaq” are to the Nasdaq Stock Market

●	References to the “TASE” are to the Tel Aviv Stock Exchange

●	References to the “SEC” are to the United States Securities and Exchange Commission

ii

Cautionary Note Regarding Forward-Looking Statements

Certain matters discussed in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	the degree of our success in our plans to leverage our global footprint to grow our sales;

●	the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy;

●	the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions;

●	our lengthy and complex sales cycles, which do not always result in the realization of revenues;

●	the degree of our success in retaining our existing customers and competing effectively for greater market share;

●	the duration of macroeconomic headwinds being caused by inflation, rising interest rates and currency exchange rate movements, and their impact on our revenues, profitability and cash flows;

●	difficulties in successfully planning and managing changes in the size of our operations;

●	the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream;

●	the challenges and potential liability that heightened privacy laws and regulations pose to our business;

●	occasional disputes with clients, which may adversely impact our results of operations and our reputation;

●	various intellectual property issues related to our business;

●	potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems, particularly in the current work-from-home environment;

●	risks related to the insurance industry in which our clients operate;

●	risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus outbreak, or fluctuations in currency exchange rates; and

●	risks related to our principal location in Israel and our status as a Cayman Islands company.

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

Risks Related to Our Business, Our Industry and Our Financing Activities

●	Our performance is dependent on the success of our M&A growth strategy, and the integration and continued success of the entities that we acquire.

●	Our product development and sales cycles are often lengthy, requiring us to expend significant time and resources prior to, and without assurances of, generating associated revenues.

●	Macroeconomic headwinds caused by inflation, rising interest rates, and currency exchange rates have been adversely impacting, and may continue to adversely impact, our revenues, profitability and cash flows.

●	Retention of key talent is challenging in the current labor markets in the regions in which we operate.

●	Failure to manage our growth— both organic and non-organic—could effectively harm our business.

●	We may be unable to successfully develop and deploy new technologies to address the updated needs of our customers.

●	The market for software solutions and related services is highly competitive and dynamic, and we may be unable to adapt rapidly enough to changing market conditions and to compete successfully with existing or new competitors.

●	Long-term, large, complex implementation projects that we work on often involve changes, which could cause disputes between us and our customers.

●	Security vulnerabilities in our software solutions could lead to reduced revenue or to liability claims.

●	We are subject to risks that are characteristic of the insurance market, including catastrophes, potential capital markets crashes, and consolidation.

●	Breaches or significant disruptions of our information technology systems have occurred and may occur again in the future.

●	We face increased competition from a wide variety of market participants.

Risks Related to Our International Operations

●	Fluctuations in foreign currency exchange rates have been adversely affecting, and could continue to adversely affect, our results of operations.
●	Our expanding international operations are accompanied by costs, operational risks and required regulatory compliance in many jurisdictions.

Risks Related to Intellectual Property

●	We may be unable to protect our patents and trademarks from infringement, and avoid infringing the intellectual property rights of others.

●	We may be liable to our clients for damages caused by a violation of intellectual property rights.

Risks Related to Our Israeli Operations and Our Status as a Cayman Islands Company

●	Israeli government tax benefits we receive may be terminated if we cease to qualify for them.

●	Our Israeli research and development grants impose various limitations on us, including restrictions on our ability to transfer manufacturing operations or technology outside of Israel.

Risks Relating to Our Business, Our Industry and Our Financing Activities

The implementation of our M&A growth strategy, which requires the integration of multiple acquired companies, including among others, Tia Technology, Delphi, sum.cumo and their respective businesses, operations and employees with our own, involves significant risks, and the failure to integrate successfully may adversely affect our future results.

In the past decade we have completed a significant number of important acquisitions. Most recently, in 2020, we acquired Tia Technology and sum.cumo, which we have renamed/ will be renaming Sapiens Denmark and Sapiens Germany, respectively, and Delphi, which we have merged into Sapiens Americas. These acquisitions are part of our integrated M&A growth strategy, which is centered on three key factors: growing our customer base, expanding our geographic footprint and adding complementary solutions to our portfolio— all while we seek to ensure our continued high quality of services and product delivery. Any failure to successfully integrate the business, operations and employees of our acquired companies, or to otherwise realize the anticipated benefits of these acquisitions, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies and technologies, and the harmonization of differences in the business cultures between these companies and their personnel. Integration of these businesses will be complex and time-consuming, will involve additional expense and could disrupt our business and divert management’s attention from ongoing business concerns. The challenges involved in integrating Sapiens Denmark, Sapiens Germany and the Delphi business of Sapiens Americas include:

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

Macro-economic headwinds caused by inflation, rising interest rates, global supply problems and fluctuations in currency exchange rates may adversely impact our revenues, profitability and cash flows.

Our business depends on overall demand within the global insurance technology sector, the economic health of our current and prospective clients, and worldwide economic conditions. We market and sell our insurance software solutions and services primarily in the European and North American regions, as well as, to a smaller extent, in various parts of the rest of the world. Adverse economic conditions in those markets, including due to rising inflation, increased interest rates and decreased economic output may reduce overall demand for our insurance software solutions and services. These factors could also delay or lengthen our sales cycles, and inhibit our international expansion, and may also lead to longer collection cycles for payments due from our customers, as well as result in an increase in customer bad debt. In addition, the weakening of European currencies in comparison to the U.S. dollar has been adversely impacting in a material manner, and may continue to adversely impact, our revenues and our results of operations as measured in U.S. dollars. While the implications of these macroeconomic trends for our business, results of operations and overall financial position remain uncertain over the long term, the headwinds that are being created by these trends are creating challenges for our business in the short term. In 2022, we experienced a slower growth rate in revenues, profitability and cash flows as a result of those headwinds. Please see “Risks Relating to our International Operations—Our international operations expose us to risks associated with fluctuations in foreign currency exchange rates that have been adversely affecting, and could continue to adversely affect, our business” for a discussion of the headwinds created by currency exchange rates.

In addition to exerting the foregoing impact, macro-economic headwinds may amplify a number of risks for us, including, but not limited to, the following:

●	our ability to increase sales of new, enhanced solutions to existing customers may be hindered due to more cautious purchasing and investment strategies by corporate customers;

●	reduced economic activity, which could lead to a prolonged recession, could negatively impact customer discretionary spending on insurance solutions, which in turn could substantially impact our business operations and financial condition in an adverse manner;

●	our customer success efforts, our ability to enter into new markets and to acquire new customers may be impeded, in part due to lengthening of our sales cycles;

●	there may be an increase in our credit losses reserves as customers face economic hardship and collectability becomes more uncertain, including due to the risk of bankruptcies;

●	our ability to retain, attract and recruit employees may be adversely impacted if our growth rate and profitability decrease;

●	our ability to complete acquisitions may be hampered if we need to seek financing for such acquisitions; and

●	our ability to raise capital may be hurt.

The full impact of economic headwinds on our business and our future performance may also have the effect of heightening any of our other risk factors described in this annual report, and is difficult to predict how long those trends will continue, so there is some level of risk that any guidance we provide to the market may turn out to be incorrect.

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

Our research and development, product delivery, and general and administrative, activities are conducted at locations where the competition for skilled technology professionals is particularly intense. While there has been strong competition for qualified human resources in the high-tech industry historically, the industry experienced record growth and activity in 2021, both at the earlier stages of venture capital and growth equity financings, and at the exit stage of initial public offerings and mergers and acquisitions. This flurry of growth and activity has caused a sharp increase in job openings in both high-tech companies and research and development centers, as well as the intensification of competition between employers to attract qualified employees in those jurisdictions. Employee attrition— for all fields and professions, and for all levels of management— has accompanied this strong competition, and hi-tech companies such as ours that are based in Israel and these other jurisdictions are currently facing a shortage of skilled human capital, including engineering, research and development, sales and customer support personnel. Many of the companies with which we compete for qualified personnel may have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors.

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

Furthermore, as we seek to expand the marketing and offering of our products into new territories, it requires the retention of new, additional skilled personnel with knowledge of the particular market and applicable regulatory regime. Such skilled personnel may not be available at a reasonable cost relative to the additional revenues that we expect to generate in those territories, or may not be available at all. In particular, wage costs in lower-cost markets where we have recently added personnel, such as India, are increasing and we may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. The transition of projects to new locations may also lead to business disruptions due to differing levels of employee knowledge and organizational and leadership skills. Although we have never experienced an organized labor dispute, strike or work stoppage, any such occurrence, including with unionization efforts, could disrupt our business and operations and harm our financial condition. In addition, we may need to attract and train additional IT professionals at a rapid rate in order to serve several new customers or implement several new large-scale projects in a short period of time. If the current adverse macroeconomic headwinds develop into a full-fledged downturn in economic conditions and we need to lay off some of those employees, that will result in our loss of the time and resources that we had invested in training them, and our loss of their accumulated know-how.

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

We depend heavily on repeat product and service revenues from our base of existing customers. Five of our largest customers accounted for, in the aggregate, 15.5% and 14.9% of our revenues in the years ended December 31, 2022 and 2021, respectively. If our existing customers are not satisfied with our solutions and services, they may not enter into new project contracts with us or continue using our technologies. A significant decline in our revenue stream from existing customers, including due to termination of agreement(s), would have a material adverse effect on our business, results of operations and financial condition.

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

For non-fixed price contracts, we generally provide our customers with up-front estimates regarding the duration, budget and costs associated with the implementation of our products. Due to the complexities described above, however, we may not meet those upfront estimates and/or the expectations of our customers, which could lead to a dispute with a client. In the past, these disputes have sometimes arisen with significant customers that have accounted for a significant portion of our revenues, and the settlement of these disputes reduced our revenues and operating profit relative to our prior estimates. In 2022 and 2021, certain customers canceled projects with us at the stage of implementation, resulting in the loss of potential future revenues from those customers. We expect that we may have similar cancellations by our customers in the future, during the implementation phase. These cancellations, if coupled with disputes with significant customers in the future, whether or not due to failure on our part, could result in lost revenues, lower profit margins, legal claims against us and even the refund of the customers’ money and could harm our reputation, thereby adversely affecting our ability to attract new customers and to sell additional solutions and services to existing customers.

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

A significant invasion, interruption, destruction or breakdown of our information technology, or IT, systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber attacks, which may compromise our systems and lead to data leakage internally. Both data that has been input into our main IT platform, which covers records of transactions, financial data and other data reflected in our results of operations, as well as data related to our proprietary rights (such as research and development, and other intellectual property- related data), are subject to material cyber security risks. From time to time, we experience cyber-attacks and other security incidents of varying degrees, though none which individually or in the aggregate has led to costs or consequences which have materially impacted our operations or business. We experienced attacks in or about April 2020, which resulted in a ransom payment and a brief interruption of service availability to customers, prior to restoration of secure computing operations. The amount paid in connection with, and the consequences of, the foregoing did not have a material adverse effect on our business or operations. In response, we have implemented further controls and planned for other preventative actions to further strengthen our systems against future attacks. We also have in place disclosure controls that require the reporting of a cyber attack internally, which help to ensure that our senior management team has relevant information concerning such an attack in a timely manner upon its discovery. However, we cannot assure you that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts following past or future attacks will be successful.

Outside parties have furthermore in the past, and may also in the future, attempt to fraudulently induce our employees to disclose sensitive, personal or confidential information via illegal electronic spamming, phishing or other tactics. This existing risk is compounded in the aftermath of the intense period of the COVID-19 pandemic, as we have implemented in our offices a hybrid model where a large portion of our workforce will spend a portion of their time working in our offices and a portion of their time working from home. Unauthorized parties may also attempt to gain physical access to our facilities in order to infiltrate our information systems or attempt to gain logical access to our products, services, or information systems for the purpose of exfiltrating content and data. These actual and potential breaches of our security measures and the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about us, our employees or our customers, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose us, our employees or our customers to a risk of loss or misuse of this information. This may result in litigation and liability or fines, our compliance with costly and time-intensive notice requirements, governmental inquiry or oversight or a loss of customer confidence, any of which could harm our business or damage our brand and reputation, thereby requiring time and resources to mitigate these impacts.

Our reliance on third party vendors and their employees for the implementation of our solutions heightens our exposure to potential cyber incidents. In particular, that reliance raises the following cyber risks, among others:

●	When third-party vendors handle sensitive information, they can become a target for cybercriminals who aim to steal that data.

●	Third-party software or systems could introduce malware, viruses, or other malicious code into Sapiens’ network, causing significant damage.

●	Cybercriminals can infiltrate the supply chain of a third-party vendor to gain access to their systems and data, potentially compromising our organization as well.

●	Third-party employees with access to Sapiens’ systems or data can intentionally or unintentionally cause damage or data leaks.

●	Third-party vendors may not comply with data protection regulations or cybersecurity standards, which could result in legal penalties or reputational damage for Sapiens.

●	If a third-party vendor experiences a cyber incident or data breach, it could interrupt its services, affecting Sapiens as well.

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

In the deed of trust that we have entered into with the trustee for the holders of our Series B Debentures, or the debentures, which we offered and sold in Israeli public offerings in September 2017 and June 2020, and in an Israeli private placement in September 2017, we have undertaken to maintain a number of conditions and limitations on the manner in which we can operate our business, including limitations on our ability to undergo a change of control, distribute dividends, incur a floating charge on our assets, or undergo an asset sale or other change that results in a fundamental change in our operations. The deed of trust also requires us to comply with certain financial covenants, including maintenance of a minimum shareholders’ equity level and a maximum ratio of financial indebtedness to shareholders’ equity, at levels that are customary for companies of comparable size. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements that could otherwise be financially advantageous to us and, by extension, our debenture holders. The deed of trust furthermore provides for an upwards adjustment in the interest rate payable under the debentures in the event that our debentures’ rating is downgraded below a certain level. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the Israeli rating of the debentures (below BBB-) would constitute an event of default that could result in the acceleration of our obligation to repay the debentures, of which there is $59.3 million principal amount outstanding (as of March 1, 2023), which accelerated repayment may be difficult for us to effect.

To the extent it returns in a significant manner in regions in which our revenues are primarily generated, or in India where many of our employees are located, the global COVID-19 pandemic, or any other pandemic, may adversely affect our operating results in a material manner.

Wide-spread viruses and epidemics, such as the recent COVID-19 pandemic, to the extent it returns in full-force, could negatively affect our customers’ spending on our products and services. In 2022, 41.6%, 13.6%, 35.5% and 9.3% of our revenues generated from North America, the United Kingdom, the rest of Europe and the rest of the world, respectively. In addition, a significant portion of our revenue is generated from customers in the financial services industry, including banking and insurance. Negative economic conditions created by a pandemic may cause our customers in general, and in that industry in particular, to reduce their IT spending. Customers may delay or cancel projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating maintenance and support agreements. Additionally, customers may be more likely to make late payments in worsening economic conditions, which could require us to increase our collection efforts and incur additional associated costs to collect expected revenues. To the extent that the purchase of licenses for our software are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general IT spending. If economic conditions generally, or in the industries in which we operate specifically, worsen from present levels, the results of our operations could be adversely affected.

To the extent the COVID-19 pandemic returns in full-force, in any wave or via any variant of the virus, in India, where a significant percentage of our worldwide employees are located, that may also adversely impact our operating results, as the resulting closures, restrictions and health problems for our workers may compromise our ability to service our customers in various regions of the world.

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

Risks Relating to Our International Operations

Our international operations expose us to risks associated with fluctuations in foreign currency exchange rates that have been adversely affecting, and could continue to adversely affect, our business.

Most of our revenues are derived from international operations that are conducted in local currencies. Those operations are conducted in US dollars, British pound sterling, or GBP, Euro, NIS, Danish Krone, or DKK, and Swedish Krona, or SEK. In 2022 and 2021, our revenues were approximately 45.9% and 41.3%, respectively, in US dollars, with the remainder in the other currencies.

In some territories, like in Israel, India and Poland, our cost of operations in local currency is higher than the revenues derived from such operations. In other territories, such as in the United Kingdom and Europe, our revenues are higher than our cost of operations in local currency. Because exchange rates between the NIS, GBP, Euro, Indian Rupee, or INR, and the Polish Zloty, or PLN, against the US dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations could negatively affect our revenue and profitability. In 2022, the GBP and Euro depreciated relative to the US dollar by 14% and 13% (based on the average exchange rates over the course of 2022 as compared to 2021), respectively, thereby decreasing the US dollar value of the revenues that we generated in those other currencies and having a material adverse impact on our revenues and results of operations. Any continuation of that trend in future periods would have a similar adverse impact.

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

We are continuing to expand our international operations as part of our growth strategy. In fiscal years 2022 and 2021, 58.4% and 59.0% respectively, of our revenues were derived from outside of North America. Our current international operations and our plans to further expand our international operations subject us to a variety of risks, including:

●	Increased exposure to fluctuations in foreign currency exchange rates.

●	Increased exposure to global macroeconomic headwinds being caused by inflation and rising interest rates.

●	Complexity in our tax planning, and increased exposure to changes in tax regulations in various jurisdictions in which we operate, which could adversely affect our operating results and hinder our ability to conduct effective tax planning.

●	Increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations.

●	Longer payment cycles and difficulties in enforcing contracts and collecting accounts receivable.

●	The need to localize our products and licensing programs for international customers.

●	Lack of familiarity with and unexpected changes in foreign regulatory requirements.

●	The burden of complying with a wide variety of foreign laws and legal standards.

●	Compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, particularly in emerging market countries.

●	Import and export license requirements, tariffs, taxes and other trade barriers.

●	Increased financial accounting and reporting burdens and complexities.

●	Weaker protection of intellectual property rights in some countries.

●	Multiple and possibly overlapping tax regimes.

●	Political, social and economic instability abroad, terrorist attacks and general security concerns.

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

As we seek to expand the marketing and offering of our products into new territories, because insurance regulations vary by legal jurisdiction, the investment required to adapt our solutions to the legal and language requirements of such territories may prevent or delay us from effectively expanding into such territories. Such adaptation process requires the retention of new, additional skilled personnel with knowledge of the particular market and applicable regulatory regime. Such skilled personnel may not be available at a reasonable cost relative to the additional revenues that we expect to recognize in those territories, or may not be available at all. However, since insurance carriers are regularly required to adopt their systems and software to comply with the changing regulations, this provides an additional revenue source for Sapiens by providing related services for compliance.

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

Approximately forty six percent (46%) of our employees are currently located in India. Our significant presence in India, in particular our Research & Development personnel and our personnel for the delivery of our professional services, poses a number of challenges. These challenges are related to more volatile economic conditions, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud), lack of due process, and inadvertent breaches of local laws or regulations. In addition, local business practices may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act) to which we are subject. It is possible that some of our employees, subcontractors, agents or partners may violate such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with such legal and regulatory requirements, our business and reputation may be harmed.

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

Our controlling shareholder, Formula Systems (1985) Ltd., beneficially owns approximately 44.1% of our outstanding Common Shares and therefore asserts a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control that may benefit our public shareholders.

Formula Systems (1985) Ltd. beneficially owns approximately 44.1% of our outstanding Common Shares. As a result, it exercises a controlling influence over our operations and business strategy and has sufficient voting power to control the outcome of various matters requiring shareholder approval. These matters may include:

■	The composition of our board of directors, which has the authority to direct our business and to appoint and remove our officers.

■	Approving or rejecting a merger, consolidation or other business combination.

■	Raising future capital.

■	Amending our Articles, which govern the rights attached to our Common Shares.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our Common Shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code. Based on our gross income and gross assets, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2022. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2023, or for any subsequent year, until we finalize our financial statements for that year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our Common Shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. Our characterization as a PFIC could result in material adverse tax consequences for you if you are a U.S. investor, including having gains realized on the sale of our Common Shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our Common Shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our Common Shares. Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. Prospective U.S. investors should refer to “Item 10.E. Taxation—U.S. Federal Income Tax Considerations” for discussion of additional U.S. income tax considerations applicable to them based on our treatment as a PFIC.

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

In 2015, the Organization for Economic Co-operation and Development, or the OECD, released various reports under its Base Erosion and Profit Shifting, or BEPS, action plan to reform international tax systems and prevent tax avoidance and aggressive tax planning. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules and nexus- based tax incentive practices which in part are focused on challenges arising from the digitalization of the economy. The reports have a very broad scope including, but not limited to, neutralizing the effects of hybrid mismatch arrangements, limiting base erosion involving interest deductions and other financial payments, countering harmful tax practices, preventing the granting of treaty benefits in inappropriate circumstances and imposing mandatory disclosure rules. It is the responsibility of OECD members to consider how the BEPS recommendations should be reflected in their national legislation. Many countries are beginning to implement legislation and other guidance to align their international tax rules with the OECD’s BEPS recommendations, for example, by signing up to the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS, or the MLI, which currently has been signed by over 85 jurisdictions, including Israel, which signed the MLI on September 13, 2018. The MLI implements some of the measures that the BEPS initiative proposes to be transposed into existing treaties of participating states. Such measures include the inclusion in tax treaties of one, or both, of a “limitation-on-benefit”, or LOB, rule and a “principle purposes test”, or PPT, rule. The application of the LOB rule or the PPT rule could deny the availability of tax treaty benefits (such as a reduced rate of withholding tax) under tax treaties. There are likely to be significant changes in the tax legislation of various OECD jurisdictions during the period of implementation of BEPS. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our financial condition, tax liability, results of operations and could increase our administrative efforts.

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

Our corporate headquarters, board of directors, many of our executives, and a portion of our employees are located in Israel and we may therefore be adversely affected by security, economic or political instability in Israel.

Our corporate headquarters, as well as our directors, many of our executives, and a portion of our employees (including key employees), are located in or residents of Israel. Accordingly, adverse security, economic and political conditions in Israel may directly affect our business. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its neighboring countries. Recent conflicts have involved missile strikes against civilian targets in various parts of Israel, including areas where our facilities are located, and negatively affected business conditions in Israel. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, harm our results of operations and make it more difficult for us to raise capital.

In addition to security concerns, the Israeli government is currently pursuing certain changes to Israel’s judicial system and legislation. In response to the foregoing proposed changes, some individuals, organizations and institutions, both within and outside of Israel, have commented that the proposed changes may negatively impact the business environment in Israel, including due to increased currency fluctuations and downgrades in credit rating. To the extent that any of these negative developments do occur, they may have an adverse effect on our business and results of operations.

Our shareholders may face difficulties in protecting their interests because we are governed by Cayman Islands law.

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

Item 4. Information on the Company

A. History and Development of the Company.

Corporate Details

Our legal and commercial name is Sapiens International Corporation N.V., and we were incorporated and registered in Curaçao on April 6, 1990. In August 2018, following shareholder approval, we migrated the legal domicile of our company to the Cayman Islands and now operate as an exempted company with limited liability under the provisions of the Companies Act (as revised) of the Cayman Islands. We are registered as an Israeli company for tax purposes only. Our principal place of business is located at Azrieli Center, 26 Harokmim Street, Holon, 5885800, Israel, and our telephone number there is +972-3-790-2000. Sapiens Americas Corporation is our agent in the United States. Our World Wide Web address is www.sapiens.com. The information contained on that web site is not a part of this annual report and is not incorporated by reference herein. Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein. Except as described elsewhere in this annual report, we have not had any important events in the development of our business since January 1, 2022.

Capital Expenditures and Divestitures since January 1, 2020

Our principal capital expenditures during the last three years and up to the current time have related mainly to the purchase of computer equipment and software for use by our subsidiaries. Our capital expenditures totaled approximately $2.7 million in 2022, $3.8 million in 2021, and $1.9 million in 2020.

Acquisitions of Businesses or Technologies

Year ended December 31, 2022

In 2022, we did not effect any material acquisitions of businesses or technologies.

Year ended December 31, 2021

In 2021, we did not effect any material acquisitions of businesses or technologies.

Year ended December 31, 2020

In the first quarter of 2020, we acquired sum.cumo (to be renamed Sapiens Germany), a German-based technology provider that offers digital, consumer-centric solutions mainly to the insurance sector, for a purchase price of $22.5 million in cash. In addition, we issued 173,005 restricted shares units worth approximately $4.4 million to sum.cumo’s senior management, for which vesting is subject to performance criteria. Sum.cumo’s senior executives may be entitled to future payments of up to $2.8 million that are subject to both earn out-based and retention specific criteria over the four years following the acquisition.

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

In the third quarter of 2020, we acquired Delphi, a leading vendor of software solutions for P&C carriers, with a focus on the medical professional liability (MPL)/healthcare professional liability (HCPL) markets (sometimes referred to as “medical malpractice”). Delphi is headquartered in Boston, Massachusetts, and offers core products for MPL, including policy administration, claims management, and financial and risk management. The consideration in the transaction was approximately $19.6 million in cash (subject to certain adjustment). On January 1, 2023 we merged Delphi into Sapiens Americas Corporation.

In the fourth quarter of 2020, we acquired Tia Technology, now known as Sapiens Denmark, a vendor of digital software solutions, from the global investment organization EQT Mid Market, for total consideration of $76 million in cash. During 2021, we and the sellers of Sapiens Denmark agreed on final working capital adjustments related to the purchase price for this acquisition, which resulted in the payment of $0.8 million from those sellers to our company. Sapiens Denmark is headquartered in Denmark and has nearly 70 customers globally, primarily in Denmark, Norway, Sweden, Finland, South Africa and the Baltics. It offers comprehensive software solutions, primarily for Property & Casualty insurers as well as Life and Pension, Health, and several innovative extension modules.

In the fourth quarter of 2020, we acquired the remaining 10% of Sapiens Japan Co from Manubo Okada, for a total of approximately 15 million Japanese Yen (approximately $147,000). Following that acquisition, we own 100% of Sapiens Japan Co.

In the fourth quarter of 2020, we purchased from I.T Cognitive Ltd. a source code license which provides us the ability to pursue the acceleration of our digital offering. The total consideration was $2.8 million. In May 2022 we acquired the entire share Capital of I.T Cognitive Ltd. (today: Sapiens Coognitive Ltd.).

B.	Business Overview.

Sapiens is a leading global provider of software solutions for the insurance industry. Our extensive expertise is reflected in our innovative software, solutions and professional services for property & casualty (P&C); reinsurance; life, pension & annuity (L&A); workers’ compensation (WC); medical professional liability (MPL); financial & compliance (F&C); and decision modelling for both insurance and financial markets. Our company offers an end-to-end solutions for insurers core systems, as well as complementary data & analytics and digital. Importantly our wide array of professional services ensures that we not only make a sale but accompany and guide our customers on their path to digital transformation, and bring important insights from the field into our products roadmap.

In 2022, we continued the trend of growth, albeit at a more moderate pace than in 2021, as we continued to build upon our existing business, including the three main acquisitions that we had carried out in 2020, and focused upon investing significantly in our solutions over the course of the year.

Our Marketplace and its Needs

Our Target Markets

We operate in a large market undergoing significant transformation. According to the Gartner report, “Forecast: Enterprise IT Spending for the Insurance Market, Worldwide, 2019-2025, 2Q21Update” (a market statistics research report by Gartner, a research and consulting firm, written by Rajesh Narayan, James Ingham, Inna Agamirzian, Rika Narisawa and Gregor Petri that was published on July 2021, and includes internal services, IT services, software, telecom services, devices, and data centers systems, which we refer to herein as the “Gartner report”), Gartner forecasted global insurance market IT spending to grow by 7.3% in 2022 and to reach nearly $250 billion in U.S. dollars. This industry is predicted to reach $311 billion by 2025, growing at a 7.5% compound annual growth rate (CAGR) from 2020 through 2025. This growth will be driven by an increase in IT services spending and software spending at CAGRs of 9.2% and 12.3%, respectively, according to the Gartner Report.

Gartner forecasts total insurance IT spending on software in 2022 will be $63.8 billion (software includes application software (analytics and business intelligence; back office/ERP and supply chain; front office/CRM; collaboration), infrastructure software (application development and middleware; information management; storage management software; and system and network management), and vertical industry-specific applications. Gartner forecasts global IT spending in insurance will increase by 7.8% in 2023 to reach $207.7 billion in constant U.S. dollars. From 2021 to 2026, the spend is forecast to grow at a CAGR of 8.1%, driven by the growth in IT services and software at a CAGR of 9.7% and 12.4%, respectively. Total insurance IT spending on software in 2023 will be $52.9 billion.

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

Market Drivers

Large insurance and financial organizations must constantly invest in their IT systems to respond to key market drivers. They require the ability to:

●	Satisfy today’s sophisticated, tech-savvy and demanding end-customers – who demand the type of instant, personalized service they enjoy from Netflix or Amazon – via digitalization and innovative initiatives, providing a stronger customer experience and engagement.

●	Facilitate, improve and automate traditional insurance processes to make them easier for end-customers, by utilizing advanced technologies, such as digital engagement, mobile, artificial intelligence (AI) machine learning, and cloud computing.

●	Provide innovative business models, based on technology capabilities and digital operation (such as portals, web-based acquisition processes, advanced analytics, customer engagement platforms and data sources – including wearables, the Internet of Things and robo-advice).

●	Respond to complex and evolving regulatory standards (past and current standards include Solvency II, IFRS 17, Dodd-Frank legislation, GDPR, etc.)

●	Support internal customers’ growth and operations. This includes reducing the time to market of new products, expanding into new geographies, reducing costs and streamlining operations.

●	Rapidly launch new products and propositions to the market, within a short timeframe and using existing, pre-defined capabilities.
●	Improve operational efficiency and focus on reducing operating costs and improving the total cost of ownership, focusing on automation, AI and data-driven processes to achieve that.

Market Requirements

As a result of the above, we believe the following are key considerations for insurance carriers that are considering upgrading their legacy systems:

●	Dynamic business environment with constantly changing regulations – insurance carriers still use outdated legacy systems that are costly and time-consuming to modify or upgrade. This has prevented them from innovating and growing. Carriers who use legacy systems may find it difficult to modify existing products, introduce new products and reach untapped market segments. Frequently changing global regulatory requirements necessitate specialized data and business rules, which makes change implementation particularly challenging.

●	Change in end-consumers’ preferences and the shift of power to consumers – insurance carriers must rapidly adapt to the shifting needs and behaviors of consumers and distributors, including the types and terms of insurance products offered, and how consumers access information. Insurance providers require systems with integration capability and support for multi-channel distribution, so they can reach their clients’ customers and partners using multiple methods, including social media, across devices.

●	A need to improve operational efficiency and reduce total cost of ownership – Sapiens believes that a significant percentage of insurance carriers are still using inefficient and outdated processes which lack automation of operations and workflows, and thus do not offer efficient process management. Many of these processes likely have high error rates. Additionally, the ongoing maintenance of legacy systems is expensive and technically difficult. A specialized IT staff with the requisite skills and experience needed to maintain these systems is difficult to find and then eventually replace. Insurers seek systems that are modern, digital, cloud-based, automated, efficient and easy to maintain, and can lower costs over the long term.

●	Increasing global and multi-national operation – a rising number of insurers are accelerating their growth initiatives through global acquisitions. These insurers seek a single provider who can deliver solutions that will be used across markets, combining the support of local regulatory requirements and specific customer needs, while driving a generic corporate business approach and strategy across the globe, reducing costs and overhead.

●	Exploring new business models and innovative propositions – carriers are increasingly looking to: join innovative ecosystems; adopt and use new technologies, and partner with insurtechs; bring modern and differentiating propositions to the market; reduce cost; enhance and speed customer engagement; and improve their business parameters and KPIs.

●	Going digital and shifting to Cloud – digitalization holds significant potential for insurers, but only if they manage to efficiently digitalize their operations, support multi-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – across devices. Same is true for Cloud transition, where more insurers are moving their IT systems to be managed in the Cloud.

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

Continue in the on-going investment in Cloud transformation – we plan to continue investing in the native cloud capabilities of our software solutions, and in the constant enhancement of our Cloud Services capabilities and teams, as part of our approach to keep transferring existing customers from on-prem to cloud and to sell cloud-based solutions to new customers.

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

Mergers and Acquisitions (M&As) – our M&A approach facilitates our growth strategy. We continually (but also prudently) seek to identify new growth markets to penetrate via acquisition of local offices and customer bases. In addition, we aim to enhance our product portfolio with complementary solutions that will help our customers excel. Sapiens believes that our acquisition of local customer bases and expertise will accelerate our market penetration in strategic regions. We continue to successfully leverage our North American acquisitions to strengthen our presence in North America and accelerate our footprint in the North American market. At the same time, we are planning to leverage our latest acquisitions of Cálculo in Spain, sum.cumo in Germany, and Tia Technology in the Nordics, which we have renamed or will rename Sapiens Iberia, Sapiens Germany and Sapiens Denmark, respectively, to enhance our European market expansion. Please see “Capital Expenditures and Divestitures since January 1, 2020” in Item 4.A above for a description of our recent material acquisitions.

Capture adjacencies and new opportunities – insurance software vendor engagements with insurers are often long-term. To maximize the value of our current offerings and leverage our ongoing relationships with customers, Sapiens plans to feature and promote our recent digital suite, advanced analytics platform and cloud-based cloud services proposition, and our decision management solution for insurance on top and in conjunction with our Core proposition, to enhance our presence in the insurance market. Additionally, we plan to focus on deeper penetration of the financial services market with our business decision management platform. Our business decision management platform can be used in a wide variety of organizations to facilitate streamlined and efficient regulatory compliance.

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

Focus on our existing customer base – one of our strongest assets is our large and continuously-growing customer base and our long-term relationship with our customers. As we continuously grow our product portfolio, our value-added services, our cloud services proposition, and our ecosystem and InsurTech partnerships, Sapiens has a unique opportunity to enhance our footprint within our existing customers base via cross- and up-selling. By providing additional services and products, Sapiens can grow its presence with established customers. We can do this by: (1) enhancing our current deployments with additional lines of business or additional products; (2) providing complementary solutions such as a digital layer, analytics & BI, or cloud services; (3) expanding from P&C to L&P/L&A or vice-versa, where applicable; and (4) deploying in additional geographies. We plan to further strengthen our account management team . We plan to continue recruiting key executives and expand this team throughout 2022.

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

Additionally, Sapiens’ cloud services and cloud operation propositions enable our customers to benefit from a long-term engagement model that helps them with their operational IT aspects and ongoing business support, and enables such customers to benefit from the value of deploying on the Cloud. We believe that this approach lowers the risks for our clients, as they transition to a new system, and at the same time provides them with the desired benefits. The information and requirements we glean as a result of the implementation and deployment we feed back into our product and R&D teams. These are used to further enhance our core solution and customize the appropriate interfaces.

Strong, diverse and long lasting customer base – Sapiens currently serves more than 600 customers globally, including some of the world’s largest global insurance carriers and financial institutions. Our customer base is diversified across insurance providers of all types and sizes. We have been able to successfully maintain these customers due to our broad product portfolio geared toward addressing the needs of the various industries. In addition, our business decision management platform is applicable across the insurance and financial services industry, and offers an opportunity for further diversification in other markets. Such a diversified portfolio of products enables us to benefit further from cross- and up-sell opportunities to this large customer base. Geographically, we derived 41.6%, 13.6%, 35.5% and 9.3% of our revenues from North America, the United Kingdom, the rest of Europe and the rest of World regions, respectively, in the year ended December 31, 2022, and 41.0%, 13.8%, 37.6% and 7.6% from these respective areas, in the year ended December 31, 2021.

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

Global company – Sapiens’ more than 600 customers and approximately 4,754 employees are located in 21 countries around the world. We have five major development, delivery and support centers in Israel, U.S., India, Poland and the UK. Sapiens’ “think global, act local” approach is based on having experts in close proximity to Sapiens customers, to establish and maintain strong relationships, and provide fast support when necessary. By combining our global experience and know-how with local expertise in regulations, standards and local processes, we believe we are bringing a unique value to our customers, from both product and services perspectives.

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

Our Offerings

Sapiens’ offerings not only enable our customers to effectively manage their core business functions – including policy administration, claims and billing – they support insurers on their path to digital transformation. Our portfolio also provides a variety of complimentary solutions for critical requirements such as reinsurance management, underwriting management, illustration software, electronic applications and financial compliance tools. The latest versions of our platforms possess modern, modular cloud-first architecture and are digital-driven, providing full coverage for all business aspects of policy management, digital engagement and data analysis. They empower customers to respond to the rapidly changing insurance market and frequent regulatory changes, while improving the efficiency of their core operations. These enhancements increase revenue and reduce costs.

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

Cloud-based – our solutions are running and deployed in public clouds of the leading global cloud vendors, providing our customers with the inherent benefits of a modern cloud-based application.

●	Data-driven – based on set of data analysis tools, from data-warehouse and reporting, through business intelligence and analytics, to predictive and advanced analytics based on machine learning (ML) – so our customers can become a data-driven operation.

●	Highly automated – by using various technologies, from decision to robotics, we improve efficiency and offer agile customer engagement.

●	Comprehensive and proven – support for insurance standards, regulations and processes, by providing field-proven functionality and best practices.

●	Configurable and rich functionality– easily matches our customers’ specific business requirements. Our flexible architecture and configurable structure allow quick functionality augmentation that permits our platform to be used across different markets, unique business requirements and regulatory regimes. We utilize our knowledge and extensive insurance best practices and feature business-led configuration, thus enabling a rapid adaptation of our solutions using smart configuration tools and no-code/low-code approach.

●	Open architecture and insurtech ecosystem – provides easy integration to any external application under any technology, allowing streamlined connectivity to all satellite applications. This enhances the digital experience and omni-channel distribution, while maintaining total platform independence and system reliability. Easy interaction with various insurtech companies providing point-solutions that can be consumed by our platforms is enabled.

●	Component-based and scalable – allows our customers to deploy platforms and solutions in a phased and modular approach, reducing risk and harm to the business, while supporting the growth plans and cost efficiency of the organization.

Our solutions enable:

●	Rapid deployment of new insurance products – via configurable software and using pre-defined templates, which create a competitive advantage in all the insurance markets we serve.

●	Improvement of operational efficiencies and reduction of risk– full insurance process automation, with configurable workflows, audit and control, streamlined insurance practices, and simple integration and maintenance.

●	Reduction of overhead for IT maintenance – easy-to-integrate and simple-to-configure solutions with flexible and modern architecture, resulting in lower costs for ongoing maintenance, modifications, additions and integration.
●	Enhanced omni-channel distribution, communication and focus on the customers – event-driven architecture, a proactive client management approach, rapid access to all levels of data, and a holistic view of clients and distributors.

●	Cloud-first as a preferred deployment model – with the flexibility to also provide an on-premise deployment.

●	Support for digitalization –insurers and financial services institutions who manage to efficiently digitalize their operations, support omni-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – including tablets and mobile devices – will unlock massive potential.

●	Cloud services – offering our customers access to a long-term engagement by providing comprehensive support for their daily IT operations by providing a cloud deployment model, while allowing them to focus on their business KPIs.

Our software portfolio is comprised of:

●	Property & Casualty – a comprehensive software platform and solutions supporting a broad range of business lines, including personal, commercial, and specialty lines, as well as reinsurance , medical professional liability (MPL) workers’ compensation (see below). Our core solutions are pre-integrated with our DigitalSuite, analytics and decision modeling solutions, all of which are also available stand alone.

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

Also available in different parts of the world:

Diana Solution for Property & Casualty (Spain)

The Diana solution for Property & Casualty tailored for the Iberian market, empowers insurance companies with a product engine, as well as policy, billing, claims and reinsurance capabilities. A fourth-generation solution, Diana supports all core operations and processes for the P&C market, and supports bank assurance, brokers and direct insurance. The suite is modular, flexible and customizable through module workshops. Diana ecosystem is being enhanced through new features in micro services technology, like group policy management and injury agreements.

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

Sapiens CoreSuite for Life, Pension & Annuities

Sapiens CoreSuite for Life, Pension & Annuities is designed to provide excellence in the administration of insurance business, facilitate digital transformation and fast time-to-value for digital strategies, and create greater efficiency via legacy consolidation. It offers insurers:

●	A single platform for individual and group business, and across protection, risk, savings and investment business.

●	Transformation, enablement and execution for digital strategies supported by Cloud deployment.

●	Greater efficiency via improved automation, user experience and system consolidation.

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

Our Services

Our services modernize and automate processes for insurance providers and financial institutions around the globe, helping to create greater organizational efficiencies, reduce costs and provide a better end user experience. They can be divided into three main categories: program delivery, value added services and cloud services.

Sapiens has partnered with both Microsoft Azure and AWS to offer its solutions over private and public (single tenant) clouds. Sapiens’ cloud deployment includes full infrastructure for operations, plus the option of choosing cloud-related cloud services delivered by Sapiens’ experienced professional services team.

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

Our implementation teams assist customers in building implementation plans, integrating our software solutions with their existing systems, and deploying specific requirements unique to each customer and installation. Sapiens’ business services include API integration management and business intelligence (BI) and advanced analytics consolidation. Our cloud services offer ongoing production support and a 24/7 help desk.

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

The services offered by our (and our partners’) teams include:

●	Adding new lines of business and functional coverage to existing solutions running in production.

●	Ongoing support services for managing and administering the solutions.

●	Creating new functionalities, per specific requirements of our customers.

●	Assisting with compliance for new regulations and legal requirements.

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

Some of our offerings include:

Program delivery includes:

●	Project and program management - Overall program planning, governance, PMO services and risk management.

●	Training - Training needs analysis and consulting, train-the-trainer, user training, and application configuration training.

●	Testing - Test strategy consulting, design and planning, SIT / Functional UAT / Business UAT, migration testing, performance / scalability and load testing, security testing and testing automation.

●	Migration consulting- Migration strategy consulting and planning, data extract and load, data cleansing and data reconciliation.

●	Development, implementation and integration - Technical Solution Architecture, Analysis and Design, Development and Configuration, core system integration and project management.

Value added services are comprised of:

●	User acceptance testing (UAT) - is different than system testing. UAT is a complementary stage which focuses on business processes, user’s journeys, and acceptance criteria as outlined in the specifications.

●	Migration Services – full ownership of the migration of systems from one system to another.

Analytics Services – let our experts help you build predictive models which are aligned and integrated into your insurance practices

Cloud services include:

●	Hosting Infrastructure Services: Virtual machines selection based on the applications architecture and performance requirement to ensure a value-for-money approach. Cloud services including, among others, network, business continuity and security.

●

Hosting IT Services: continuous services that obviate the need for local IT involvement to maintain the infrastructure and includes: Operation Control Center (OCC) as a service, Security Operation Center (SOC) as a Service, Backup as a service, DBA as a service, DevOps as a service, Disaster Recovery (DR) as a service.

●	Applications Cloud services : extends the standard maintenance agreement to provide additional services for Sapiens’ solutions based on specific customer needs, and may include any of the following: Extended maintenance and support - Customer layer/components defect handling and extended SLA, Application changes – setup / config / workflow / templates, Application operation – batches / release deployment / performance monitoring, Sapiens+ – support for non-Sapiens products (optional).

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

The insurance software solutions market is highly competitive and demanding. Maintaining a leading position is challenging, because it requires:

●	Development of new core insurance solutions, which necessitates a heavy R&D investment and in-depth knowledge of complex insurance environments.

●	Technology innovation to attract new customers, with rapid, technology-driven changes in the insurance business model and new propositions coming.

●	A global presence and the ability to support global insurance operations.

●	Ability to manage multiple partnerships, due to the changing landscape of insurers’ ecosystems.

●	Extensive knowledge of regulatory requirements and how to fulfill them (they can be burdensome and require specific IT solutions).

●	Continued support and development of the solutions entails a critical mass of customers that support an ongoing R&D investment.

●	Know-how of insurance system requirements and an ability to bridge between new systems and legacy technologies.

●	Enabling mission-critical operations that require experience, domain expertise and proven delivery capabilities to ensure success.

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

Different types of competitors include:

●	Global software providers with their own IP.

●	Local/domestic software vendors with their own IP, operating in a designated geographic market and/or within a designated segment of the insurance industry.

●	BPO providers who offer end-to-end outsourcing of insurance carriers’ business, including core software administration (although BPO providers want to buy comprehensive software platforms to serve as part of the BPO proposition from vendors and may seek to purchase our solutions for this purpose).

●	Internal IT departments, who often prefer to develop solutions in-house.

●	New insurtech companies with niche solutions.

We differentiate ourselves from our competitors via the following key factors:

●	We offer cloud-based innovative and modern software solutions, with rich functionality and advanced, intuitive user interfaces, based on deep domain expertise and insurance know how.

●	Sapiens uses model-driven architecture that allows rapid deployment of the system, while reducing total cost of ownership and benefiting from cloud deployment.

●	Our solutions are built using an architecture that allows customers to implement the full solution or components, and readily integrate the solution or individual components into their existing IT landscape.

●	Strong and global partnership program, with established IT players and new insurtech companies, to ensure linkage to innovative technologies and new business models, as well as ongoing work to embed innovation into Sapiens platforms.

●	We identify technology trends and invest in adjusting our solutions to keep pace with today’s frenetic evolutions.

●	Our financial stability, and our large and growing global customer base, enables us to fund R&D investment and maintain the competitive advantage of our products We are able to fund R&D investment and maintain the competitive advantage of our products, due to our large and growing customer base and financial stability.

●	Our delivery methodology is based on extensive insurance industry experience and cooperation with large insurance companies globally. Our track record over the past few years in developing a strong offshore development center is also a significant parameter in differentiating our abilities in the services space.

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

Sales and Marketing

Our main sales channel is direct sales, with a small portion of partner sales. Our sales team is spread across our regional offices in North America, the United Kingdom, Israel, India, Poland, the Nordics, Spain, Singapore, South Africa, Canada, Latvia and Germany. The direct sales force is geared to large organizations within the insurance and financial services industry.

We believe that our sales teams are sufficiently large to service our target regions – North America, the UK, Europe and South Africa – and to execute sales, while also being assisted by our presales, domain experts and marketing teams. We anticipate that our sales team will leverage its proximity to customers and prospective clients to drive more business, and offer our services across our target markets.

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

We attend major industry trade shows (both physical and virtual) to improve our visibility and our market recognition. Additionally, we host client conferences– such as our annual Sapiens Summit/Client Conference, which went virtual in 2020 and 2021, and was in-person in North America in 2022. In 2023 we plan to host two client conferences in Barcelona, Spain, and Tuscon, Arizona. We continue investing in our web presence and digital marketing activities to generate leads and enhance our brand recognition. Sapiens maintains a blog channel and we also invest in our working relationships and advisory services within the global industry-analyst community.

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

Our trademark rights include rights associated with our use of our trademarks, and rights obtained by registration of our trademarks. Our use and registration of our trademarks do not ensure that we have superior rights to others that may have registered or used identical or related marks on related goods or services. We have registrations for the mark “Sapiens” in in the UK, Benelux, Germany, France, Italy Switzerland, Israel, and the European Union. In the past we have registered trademarks and tradenames for many of our products both in the US and in the European Union, and we intend to continue to do so going forward. The initial terms of protection for our registered trademarks range from 10-20 years and are renewable thereafter.

Regulatory Impact

The global financial services industry is subject to significant government regulations that are constantly changing. Financial services companies must comply with regulations, such as the Sarbanes-Oxley Act, Solvency II, Retail Distribution Review (known as RDR) in the United Kingdom, the Dodd-Frank Act, the GDPR and other directives regarding transparency. In addition, many individual countries have increased supervision over financial services operating in their market.

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

Environmental, Social & Governance Matters

Sustainability, Responsibility, and Delivering Value to Our Shareholders

Our management team places an emphasis on, and devotes considerable time towards, business responsibility, sustainability, and delivering value for Sapiens’ customer base, employees, investors, suppliers, and each of their respective communities. This requires that we conduct our business in accordance with all applicable laws and regulations, and to adhere to outstanding ethical business practices. We have developed a strong set of corporate values that inspire ethical behavior throughout our decision-making process and that promote one of our business objectives of bringing together a diverse group with the unique skill sets, knowledge, and talents to effectuate our vision. Sapiens is proud to encourage female advancement in our Company. In 2022, women constituted 38% of our executive leadership team. We strive to grow women’s representation within our operations.

To implement our core values into our day-to-day activities, we are working on building a strong management system that ensures that ethics and security issues are given their due weight and that our leadership nurtures our commitment toward the standards embodied in our global Sapiens Code of Business Conduct and Ethics, or the Code. The Code promotes our vision of responsibility including with respect to: honest and ethical conduct; full, fair, accurate and timely disclosure; protection of whistleblower employees; and a range of other matters that are meant to reinforce our core values. We have thousands of employees working worldwide, and each facility upholds its individual organizational culture while committed to the global Code. Additionally, as part of these commitments, our executive and financial officers seek to ensure standards and compliance while maintaining a work environment that encourages employees to raise concerns and promptly addresses employee compliance concerns. For example, in August 2021, we amended our Code to promote prompt internal reporting of violations of the Code to the appropriate person or persons identified and accountability for adherence to the Code. Along similar lines, if the Chief Executive Officer, Chief Financial Officer or Controller becomes aware of any material information that could adversely affect our ability to comply with regulations, disclosures, or internal controls, he or she will bring such matter(s) to the attention of our Audit Committee. With such controls in place, we are committed to maintaining the highest professional standards of business conduct and maintaining the confidence and trust in our relationships with each other, our stakeholders, and regulators.

As it relates to our workforce, we strongly value gender diversity across all levels, and we acknowledge the different skills and uniqueness that each Sapiens employee brings to the table. As part of hiring process, we use advanced human resources systems that include data analytics to guarantee that we give fair compensation and benefits to our people – no matter their gender, location, or ethnicity. We also have a zero-tolerance policy for any harassment or breaches of our Code that promotes this Company value. Sapiens is proud to report that 35% of our 4,754 employees as of December 31, 2022 were female, with 85% of our women in tech positions and 16% in management positions. Our employee-centric approach allows us to create a sense of well-being and strong connection amongst our diverse international teams, even though they are spread across five continents.

As part of our product development, we have been diligent in our efforts to implement environmentally friendly solutions, which fosters our focus on sustainability. Our services modernize and automate processes for insurance providers and financial institutions around the globe, helping to create greater organizational efficiencies, reduce costs and provide a better end-user experience and reduced waste. More specifically, our products and services minimize the high-touch manual processes that typically required large teams of employees to work from large office spaces and high-energy producing infrastructure. In transitioning to the digital world, the energy costs associated with running these offices and the paper produced in such environments is significantly reduced. Our systems collect and analyze the data for our customers and produce reports in a fully automated and digitalized manner, reducing energy and resource waste. Additionally, our customers can reduce their paper consumption, save energy and waste of resources, decrease the usage of environmental pollutants such as irons and plastic, and lower their CO2 emissions when using our products. This can be accomplished by digitalizing insurance processes and the interaction of customers with insurers, and transforming previously paper-based processes to digital ones. Similarly, through our cloud services and IT service hosting, we obviate the need for local infrastructure and local IT involvement.

We have also sought to achieve a greener business cycle and risk management with respect to our supply chain management. To that end, to support local businesses and economies, as well as to reduce negative environmental impacts, we attempt to work mostly with vendors that are from the countries in which we operate. We prioritize suppliers who share our values, making particular efforts to work with companies that employ people from underrepresented populations, and to partner with non-profit organizations and certified green businesses, and to use services that are certified Fair Trade. Similarly, in order to achieve a greener Sapiens business cycle and improve risk management along the supply chain, we require all of our suppliers and business partners to abide by a code of ethics. In 2021, 50% of our suppliers signed a supplier code of ethics. We also surveyed our largest suppliers to gain better insight regarding their environmental practices and policies. From our surveys we estimate that approximately 60% have incorporated an environmental policy and that another approximately 25% are in the process of development of such policies. Moreover, approximately 51% of our suppliers are compliant with ISO 1400001 and approximately 13% are in the process of receiving such certificate.

Our sustainability focus also guides our own work environment. As of the end of 2021, all Sapiens sites were rented; therefore, we are not completely in control of our energy, water and waste management. However, all newly leased buildings have large windows with natural light to reduce lighting electricity needs and improve employee wellbeing. We also work with property owners to utilize innovations such as recycling wastewater from air conditioning to water plants and energy-saving schemes such as the use of LED lighting. To the extent possible, we have been transitioning to greener office practices and buildings (including the consideration of green building standards when choosing future offices). As part of this goal, whenever possible, we strive to eliminate single-use plastic and paper items and replace them with regular cups, glasses, spoons. We also encourage recycling (including with respect to paper composition in our offices) and have reduced our printed materials in an effort to promote paperless offices. We constantly monitor our activities such as energy and water consumption in our facilities to identify other areas that we can improve upon. We are doing our best to keep the indicators low by introducing additional company practices including by moving to the cloud and using virtual communication methods.

Moreover, through the introduction of our chat functions, we reduce the need to have physical office space to service our customers. This means that customers can be assisted from their own locations without having to travel, reducing the CO2 emissions that would have otherwise been produced from such travel. In addition, through the use of a ChatBot and LiveChatcall, volumes to call centers can be reduced, thereby reducing the potential call center footprint and associated energy use. Similarly, Sapiens has been working on launching a unified company travel system that will integrate innovative conferencing tools. If our employees and customers can see and hear each other smoothly and clearly, we can significantly reduce the need for in-person meetings and conferences and in turn travel. Pre COVID-19 employee travel was one of the biggest contributors to our GHG emissions. Ongoing travel reduction will lead to significant and continuous mitigation of our carbon footprint.

Another project to reduce our carbon footprint is that of reducing emissions caused by employee commutes to work. In 2021, in Israel, we leased 104 private cars to employees (as compared to 135 in 2018). We have been continuously decreasing the number of vehicles leased and encouraging greater use of public transit for commuting or ride shares. Currently, employees travel an average of 25,000 miles per year to arrive at the office and we can make this distance more efficient with other alternatives that contribute to the reduction in CO2 emissions. We are planning to map all employees and launch communication groups so that people can travel to work more easily with coworkers that live nearby.

In addition to the information referenced above, we monitor our progress on the foregoing initiatives, which are reviewed by our Board of Directors periodically, by our employee surveys, through which we gain valuable insights into our employees’ sense of purpose, engagement, and satisfaction. For more information on our sustainability and responsibility efforts, please review our 2021 Sustainability Report at https://sapiens.com/wp-content/uploads/2022/11/SapiensESGReport2021.pdf. The Sustainability Report, or any other information from the Sapiens website, is not a part of or incorporated by reference into this annual report.

C.	Organizational Structure.

Sapiens International Corporation N.V., or Sapiens N.V., is the parent company of the Sapiens group of companies. Our significant subsidiaries are as follows (subsidiary companies of other Sapiens subsidiaries are listed in indented format beneath their respective parent companies below):

Sapiens International Corporation B.V., or Sapiens B.V.: incorporated in the Netherlands and 100% owned by Sapiens N.V.

Unless otherwise indicated, the other subsidiaries of Sapiens listed below are 100% owned by Sapiens B.V.:

●	Sapiens Israel Software Systems Ltd.: incorporated in Israel

●	Sapiens North America Inc.: incorporated in Ontario, Canada

●	Sapiens (UK) Limited: incorporated in England

○	Sapiens Iberia S.A. (owned 100% by Sapiens (UK) Limited)

●	Sapiens France S.A.S.: incorporated in France

●	Sapiens Japan Co.: incorporated in Japan.

●	Sapiens Americas Corporation: incorporated in New York, U.S. (this entity includes the operations of each of the following former wholly-owned subsidiaries of Sapiens Americas Corporation, which were merged into it effective as of January 1, 2019: Maximum Processing Inc., 4Sight Business Intelligence Inc., StoneRiver, Inc. and Adaptik Corporation, as well as the operations of Delphi, which we acquired in the third quarter of 2020)

○	Sapiens Information Technology (Shanghai) Co. Ltd.: incorporated in the People’s Republic of China (owned 100% by Sapiens Americas Corporation.)

●	Sapiens Technologies (1982) Ltd.: incorporated in Israel

○	sum.cumo Sapiens GmbH : incorporated in Germany (owned 100% by Sapiens Technologies (1982) Ltd.)

○	IDIT Software Solutions (Sweden) AB: incorporated in Sweden, owned 100% by Sapiens Technologies (1982) Ltd.)

○	Sapiens Software Solutions (IDIT) Ltd., or Sapiens IDIT: incorporated in Israel (owned 100% by Sapiens Technologies (1982) Ltd.)

■	IDIT Europe N.V: incorporated in Belgium (owned 100% by Sapiens IDIT)

○	Sapiens Software Solutions (Life and Pension) Ltd., or Sapiens L&P: incorporated in Israel (owned 100% by Sapiens Technologies (1982) Ltd.)

■	Neuralmatic Ltd.: incorporated in Israel (owned 66% by Sapiens L&P)

■	Sapiens NA Insurance Solutions Inc.: incorporated in Delaware, US (owned 100% by Sapiens L&P)

■	Sapiens (UK) Insurance Software Solutions Limited: incorporated in the UK (owned 100% by Sapiens L&P))

●	Formula Insurance Solutions France (F.I.S France): incorporated in France (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

●	Sapiens Software Solutions (Australia) PTY. Ltd.(Former FIS- AU Pty Limited: incorporated in Australia (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

●	Sapiens SA (PTY) Ltd.: incorporated in South Africa (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

●	Sapiens Software Solutions (Norway) AS): incorporated in Norway (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

○	IDIT Software solutions Portugal: incorporated in Portugal (owned 100% by Sapiens Technologies (1982) Ltd.)

○	Sapiens Denmark A/S: incorporated in Denmark (owned 100% by Sapiens Technologies (1982) Ltd.)

■	UAB Sapiens Lithuania : incorporated in Lithuania (owned 100% by Sapiens Denmark A/S)

■	Tia South Africa (Pty) Ltd: incorporated in South Africa (owned 100% by Sapiens Denmark A/S)

○	Sapiens Software Solutions (Decision) Ltd., or Sapiens Decision: incorporated in Israel (owned 92.99% by Sapiens Technologies (1982) Ltd.)

■	Sapiens (UK) Decision Limited: incorporated in the U.K. (owned 100% by Sapiens Decision)

■	Sapiens Decision NA Inc.: incorporated in Delaware (owned 100% by Sapiens Decision)

○	Sapiens Technologies (1982) India Private Limited (formerly Ibexi Solutions Private Limited): incorporated in India (owned 100% by Sapiens Technologies (1982) Ltd. and Sapiens Software Solutions (IDIT) Ltd.)

■	Sapiens Software Solutions (Singapore) PTE. LTD (formerly Ibexi Solutions Pte Limited): incorporated in Singapore (owned 100% by Sapiens Technologies (1982) India Private Limited)

○	Sapiens Software Solutions (Poland) Sp. z o.o. (formerly Insseco Sp. z o.o.): incorporated in Poland (owned 100% by Sapiens Technologies (1982) Ltd.)

○	Sapiens Software Solutions Istanbul YAZILIM HİZMETLERİ İÇ VE DIŞ TİCARET ANONİM ŞİRKETİ: incorporated in Turkey (owned 100% by Sapiens Technologies (1982) Ltd.)

○	LLC Sapiens Software Solutions (Latvia) (formerly KnowledgePrice.com): incorporated in Latvia (owned 100% by Sapiens Technologies (1982) Ltd.)

○	Tiful Gemel Ltd.: incorporated in Israel (owned 95% by Sapiens Technologies (1982) Ltd.)

○	Sapiens Coognitive LTD.: incorporated in Israel (owned 100% by Sapiens Technologies (1982) Ltd.)

○	Sapiens Software Solutions (Thailand) Limited.: incorporated in Thailand (owned 99.98% by Sapiens Technologies (1982) Ltd.)

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

Asseco holds a controlling interest in Formula Systems (1985) Ltd., or Formula (NASDAQ: FORTY and TASE: FORT). Based on information provided to the Company by Formula, Formula held 24,314,766 of our Common Shares, or approximately 44.1% of our outstanding Common Shares, as of March 1, 2023. As of March 1, 2023, Asseco held 25.6% of the outstanding share capital of Formula.

Based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us.

D. Property, Plants and Equipment.

We lease office space, constituting our primary office locations, in the following countries: India, Israel, the United States, Germany, Poland, Lithuania, Latvia, Denmark, Spain, The United Kingdom, and China. The lease terms for the spaces that we currently occupy are generally two to eight years. Based on our current occupancy, we lease the following amount of office space in the following locations (offices over 500 square feet), which constitute our primary locations:

●	India – approximately 213,598 square feet

●	Israel – approximately 104,043 square feet (98,022 square feet that we use – 6,022 square feet is subleased)

●	United States – approximately 53,882 square feet (43,074 square feet that we use – 10,808 square feet is subleased)

●	Germany – approximately 26,398 square feet

●	Poland – approximately 26,012 square feet

●	Lithuania – approximately 17,655 square feet

●	Latvia – approximately 14,271 square feet

●	Denmark – approximately 7,860 square feet

●	Spain – approximately 6,700 square feet

●	United Kingdom – approximately 7,374 square feet

●	China – approximately 5,180 square feet

Our Israeli offices house our corporate headquarters, as well as our core delivery research and development activities. In 2022, our rental costs totaled $12.8 million, in the aggregate, for all of our leased offices. We believe that our existing facilities are adequate for our current needs.

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

Business Performance in Macro-Economic Environment

Our current outlook, as well as our results of operations for the year ended December 31, 2022, should be evaluated in light of current global macroeconomic conditions, including challenging headwinds that have arisen in the post-COVID-19 period. Our revenues continued to grow in the year ended December 31, 2022. The organic revenue (without M&A and Currencies impact) growth percentage remained relatively steady compared to the prior year (8.3% compared to 8.8% in 2021). Our GAAP revenues for 2022 grew by 3%, as opposed to 20.4% revenue growth in 2021. The slowing of GAAP revenues growth was largely a reflection of the adverse impact of European currency depreciation relative to the U.S. dollar (which reduced our revenues by 5.3% in 2022, as opposed to increasing our revenues by 2% in 2021). On top of that, the revenues from the 2020 M&A were included for a full year in 2021 (as opposed to partly in 2020) reflecting impact of 9.6% of the GAAP revenues growth percentage in 2021. We expect demand will continue for our solutions and services in 2023.

Our operating profit and operating margin also increased in the year ended December 31, 2022, by $9 million and 15.7%, respectively, reflecting improved profitability and strong resistance to global inflationary pressures, thereby evidencing the efficiencies of our operating model.

We continue to closely monitor macro-economic conditions, including inflation, increased interest rates and other trends that have been impacting economic activity on a global scale in the aftermath of the COVID-19 pandemic. We have been assessing, on an ongoing basis, the implications of those global conditions for our operations, liquidity, cash flow and customer orders of our solutions, and have been acting in an effort to mitigate adverse consequences if needed.

Specific developments that may potentially impact our operating performance in an adverse manner include:

●	Further actions taken by central banks in Europe and the U.S. to increase interest rates as a means to slow down inflation, which may worsen credit/financing conditions for our customers who purchase our products;

●	The continued depreciated value of the European currencies relative to the U.S. dollar, which has been having and may continue to have an adverse impact on our revenues and profit as the U.S dollar is our functional currency.

We cannot provide any assurances as to the extent of our resilience to the adverse impact of these specific developments in future periods.

We ended 2022 with $180.3 million in cash, cash equivalents and short-term deposits and $79 million of debt related to our Series B Debentures. We believe that we are well suited to continue to manage the current global macro-economic climate with a strong balance sheet, while focusing on continuing to grow our revenues in a profitable manner.

A.	Operating Results.

Results of Operations

The following tables set forth certain data from our results of operations for the years ended December 31, 2022, 2021, and 2020, as well as such data as a percentage of our revenues for those years. The data has been derived from our audited consolidated financial statements included in this annual report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this annual report.

The below tables provide data for each of the years ended December 31, 2022, 2021, and 2020. However, the below discussion of our results of operations omits a comparison of our results for the years ended December 31, 2022 and 2021. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” in our Annual Report on Form 20-F for the year ended December 31, 2022, which we filed with the SEC on March 29, 2023.

Statement of Income Data

(U.S. dollars, in thousands, except share and per share data)

	For the year ended December 31,
	2022	2021	2020
Revenues	$474,736	$461,035	$382,903
Cost of revenues	274,573	273,191	226,929
Gross profit	200,163	187,844	155,974
Operating expenses:
Research and development	58,656	54,013	41,358
Selling, marketing, general and administrative	75,016	76,343	69,613
Total operating expenses	133,672	130,356	110,971
Operating income	66,491	57,488	45,003
Financial expense, net	941	202	3,805
Income before taxes on income	65,550	57,286	41,198
Taxes on income	12,619	9,964	7,041
Net income	52,931	47,322	34,157
Attributed to non-controlling interests	336	151	382
Net income attributable to Sapiens’ shareholders	$52,595	$47,171	$33,775

Statement of Income Data

(as a Percentage of Revenues)

	For the year ended December 31,
	2022	2021	2020
Revenues	100%	100%	100%
Cost of revenues	57.8%	59.3%	59.3%
Gross profit	42.2%	40.7%	40.7%
Operating expenses:
Research and development	12.4%	11.7%	10.8%
Selling, marketing, general and administrative	15.8%	16.6%	18.2%
Total operating expenses	28.2%	28.3%	29%
Operating income	14.0%	12.4%	11.7%
Financial expense, net	0.2%	0.0%	1.0%
Income before taxes on income	13.8%	12.4%	10.7%
Taxes on income	2.7%	2.2%	1.8%
Net income	11.1%	10.2%	8.9%
Attributed to non-controlling interests	0.1%	0.0%	0.1%
Net income attributable to Sapiens’ shareholders	11.0%	10.2%	8.8%

Comparison of the years ended December 31, 2022 and 2021

Revenues

Please refer to “Critical Accounting Estimates” below in Item 5.E for a description of our accounting policies related to revenue recognition.

Our overall revenues increased by $13.7 million, or 3%, to $474.7 million for the year ended December 31, 2022 from $461.0 million for the year ended December 31, 2021, as shown in the table below:

($ in thousands)	Year ended December 31, 2022	Year-over- year change	Year ended December 31, 2021
	$474,736	3.0%	$461,035

Revenues are derived primarily from implementation of our solutions and post-implementation services such as ongoing support and maintenance and professional services as part of an overall solution that we offer to our customers. The net increase in revenues of approximately $13.7 million for the year ended December 31, 2022 was primary attributable to our core business growth. In 2022 and 2021, our largest customer accounted for 4.6% and 5%, respectively, of our consolidated revenues.

Our revenues can fluctuate on a quarterly basis, based on various factors, including (i) the timing at which our customers “go live” (at which point our revenues from a specific client begin to decrease), and (ii) changes in foreign exchange rates. While we anticipate that our total revenues will continue to grow during the year ending December 31, 2023, we cannot assess how our revenues may differ from quarter to quarter.

Revenues by geographical region

The dollar amount and percentage of our revenues attributable to each of the geographical regions in which we conducted our operations for the years ended December 31, 2022 and 2021, as well as the percentage change between such periods, were as follows:

	Year ended December 31, 2022		Year-over- year	Year ended December 31, 2021
($ in thousands)	Revenues	Percentage	change	Revenues	Percentage
Geographical region
North America*	$197,519	41.6%	4.5%	$188,980	41.0%
Europe**	232,840	49.1%	(1.8)%	237,054	51.4%
Rest of the world	44,377	9.3%	26.8%	35,001	7.6%
Total	$474,736	100%	3.0%	461,035	100%

*	Revenues from North America that are shown in the above table consist of revenues primarily from the United States (in amounts of $195.9 million and $186.9 million during the years ended December 31, 2022 and 2021, respectively). Revenues from United States are more than 20% greater than revenues from any other country (including countries within Europe and rest of the world).

**

Revenues from Europe include revenues from United Kingdom, or UK, European Union countries (including Nordic region) and Israel.

Revenues from the UK amounted to $64.4 million and $63.7 million during the years ended December 31, 2022 and 2021, respectively.

Our revenues in North America increased by $8.5 million, or 4.5%, to $197.5 million for the year ended December 31, 2022 from $189.0 million for the year ended December 31, 2021. That increase was primarily attributable to an organic growth in our L&P core business and Decision business.

Our revenues in Europe decreased by $4.2 million, or 1.8%, to $232.8 million for the year ended December 31, 2022 from $237.1 million for the year ended December 31, 2021. The decrease was primarily attributable to our foreign currency headwinds which reduced the revenues by $24.3 million offset mainly by an organic growth of our core business P&C and L&P.

Our revenues in the rest of the world increased by $9.4 million, or 26.8%, to $44.4 million for the year ended December 31, 2022 from $35.0 million for the year ended December 31, 2021. The increase was primarily attributable to organic growth in our core P&C products.

Cost of Revenues

Our cost of revenues for the years ended December 31, 2022 and 2021, respectively (both in absolute terms and as a percentage of our overall revenues), as well as the percentage change between those years, are provided in the below table:

($ in thousands)	Year ended December 31, 2022	Year-over- year change	Year ended December 31, 2021
Cost of revenues	$274,573	0.5%	$273,191
Cost of revenues as a percentage of revenues	57.8%		59.3%

Cost of revenues consist primarily of costs associated with providing services to customers, including compensation expense to employees and subcontractors, amortization of acquired technologies and depreciation, and cloud-related cost. Our cost of revenues increased by $1.4 million, or 0.5%, to $274.6 million for the year ended December 31, 2022, as compared to $273.2 million for the year ended December 31, 2021. The Increase was mainly due to an increase in the number of delivery employees compared to 2021 offset by $4.7 million decrease of intangible assets and software capitalization amortization expenses. Cost of revenues amounted to 57.8% as a percentage of our revenues during the year ended December 31, 2022, which was decrease by 1.5% from the corresponding percentage for the year ended December 31, 2021.

Gross profit

Our gross profit for the years ended December 31, 2022 and 2021, respectively (both in absolute terms and as a percentage of our overall revenues), as well as the percentage change between those periods, are provided in the below table:

($ in thousands)	Year ended December 31, 2022	Year-over- year change	Year ended December 31, 2021
Gross profit	$200,163	6.6%	$187,844
Gross profit as a percentage of revenues	42.2%		40.7%

Our gross profit increased by $12.3 million, or 6.6%, to $200.2 million for the year ended December 31, 2022, as compared to $187.8 million for the year ended December 31, 2021. This increase was attributable to the increase in our revenues while the cost of revenues remained in the same level, as mentioned above. While the rate of payroll expenses went up in 2022, in line with industry trends, we mitigated that increase by increasing our reliance upon offshore employees. The gross profit as a percentage of revenues for the year ended December 31, 2022 was 42.2%, which reflected increase comparing to 40.7% for the year ended December 31, 2021.

Operating expenses

The amount of each category of operating expense for the years ended December 31, 2022 and 2021, respectively, as well as the percentage change in each such expense category between such periods, and the percentage of our revenues constituted by our total operating expenses in each such period, is provided in the below table:

($ in thousands)	Year ended December 31, 2022	Year-over- year change	Year ended December 31, 2021
Research and development, net	$58,656	8.6%	$54,013
Selling, marketing, general and administrative	75,016	(1.7)%	76,343
Total operating expenses	$133,672	2.5%	$130,356
Percentage of total revenues	28.2%		28.3%

Research and development, or R&D, expenses are primarily comprised of compensation expense to employees and subcontractors, net of capitalization of software development costs. Our gross research and development expenses (before capitalization of eligible software development costs) for the year ended December 31, 2022 totaled $64.8 million compared to $61.9 million in the year ended December 31, 2021. That increase of $2.9 million, or 4.7%, was primarily attributable to an increase in the number of R&D employees compared to 2021. Capitalization of software development costs accounted for a reduction of $6.1 million in our R&D expenses, net for the year ended December 31, 2022, compared to a reduction of $7.9 million in the year ended December 31, 2021.

 Selling, marketing, general and administrative, or SG&A, expenses, which are primarily comprised of compensation expenses for employees and subcontractors, were $75.0 million for the year ended December 31, 2022 compared to $76.3 million in the year ended December 31, 2021, representing a decrease of $1.3 million. This decrease was mainly attributable to a decrease of $0.8 million of share based compensation expenses and $0.6 million decrease of intangible assets amortization compared to previous year. As a percentage of total revenues, our SG&A decreased from 28.3% in the year ended December 31, 2021, to 28.2% for the year ended December 31, 2022.

Operating income

Operating income and operating income as a percentage of total revenues for the years ended December 31, 2022 and 2021, respectively, as well as the percentage change in operating income between such periods, were as follows:

($ in thousands)	Year ended December 31, 2022	Year-over- year change	Year ended December 31, 2021
Operating income	$66,491	15.7%	$57,488
Percentage of total revenues	14.0%		12.4%

The increase in our operating income for the year ended December 31, 2022 relative to the year ended December 31, 2021 as an absolute amount, and the increase in operating income as a percentage of our revenues, as reflected in the above table, were attributable to the various gross profit and operating expenses trends described above.

Financial expenses, net

The amount of our financial expenses, net, for the years ended December 31, 2022 and 2021, respectively, and the percentage of our revenues for those respective periods constituted by such amounts, as well as the percentage change in such amounts between such periods, were as follows:

($ in thousands)	Year ended December 31, 2022	Year-over- year change	Year ended December 31, 2021
Financial expenses, net	$941	365.8%	$202
Percentage of total revenues	0.2%		0.0%

Financial expenses, net, were $0.9 million for the year ended December 31, 2022 compared to financial expenses, net of $0.2 million for the year ended December 31, 2021. The increase in financial expenses, net in 2022 was primarily related to a shift from profit to loss position of currency hedging transactions, which generated financial expenses of $1.2 million in 2022 compared to financial income of $3.3 million in 2021. This was offset by a one time income from forgiveness of PPP loan of $1.5 million in 2022, a decrease of $0.6 million from the interest expenses payable on our Series B Debentures, an increase in finance income from bank deposits of $0.9 million and a shift from exchange rates loss to exchange rate profit for a total change of $0.8 million income.

Taxes on income

Taxes on income, both as a dollar value and as a percentage of income before taxes on income, for the years ended December 31, 2022 and 2021, respectively, as well as the percentage change in the amount of taxes on income between such periods, were as follows:

($ in thousands)	Year ended December 31, 2022	Year-over- year change	Year ended December 31, 2021
Taxes on income	$12,619	26.6%	$9,964
As a percentage of income before taxes on income	19.3%		17.4%

In 2022, we recognized a net tax on income of $12.6 million, compared to $10.0 million in 2021. The increase in taxes on income was primarily attributable to the increase in our taxable income mainly in the US.

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

Net income attributable to Sapiens shareholders

The amount of net income attributable to Sapiens shareholders and such amount as a percentage of revenues for the years ended December 31, 2022 and 2021, respectively, as well as the percentage change in net income attributable to Sapiens shareholders between such periods, were as follows:

($ in thousands)	Year ended December 31, 2022	Year-over- year change	Year ended December 31, 2021
Net income attributable to Sapiens shareholders	$52,595	11.5%	$47,171
Percentage of total revenues	11.0%		10.2%

As a percentage of total revenues, our net income attributable to Sapiens shareholders increased from 10.2% in the year ended December 31, 2021 to 11.0% for the year ended December 31, 2022, reflecting the cumulative effect of all of the above-described line items from our statements of income.

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

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, or the Industry Encouragement Law, provides several tax benefits for an “Industrial Company”. Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company if it is an Israeli resident company which was incorporated in Israel and at least 90% of its income in any tax year (other than income from certain government loans) is generated from an “Industrial Enterprise” that it owns and located in Israel or in the “Area,” in accordance with the definition under Section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose major activity, in any given tax year, is industrial production.

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

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to an Approved Enterprise, or AE, a Beneficiary Enterprise, or BE, a Preferred Enterprise, or PFE, or a Preferred Technological Enterprise, or PTE, or a Special Preferred Technological Enterprise, or SPTE, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment and manufacturing activity are made. In order to qualify for these incentives, an AE, BE, PFE, PTE or SPTE is required to comply with the requirements of the Investment Law

The Investment Law has been amended several times over the recent years, with the three most significant changes effective as of April 1, 2005 (referred to as the 2005 Amendment), as of January 1, 2011 (referred to as the 2011 Amendment) and as of January 1, 2017 (referred to as the 2017 Amendment). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and elect the benefits of the 2011 Amendment. The 2017 Amendment introduced new benefits for Technological Enterprises, alongside the existing tax benefits.

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

The classification of income generated from the provision of usage rights in know-how or software that were developed in a PFE, as well as royalty income received with respect to such usage, is subject, as PFE income, to the issuance of a pre-ruling from the Israel Tax Authority, or the ITA, that stipulates that such income is associated with the productive activity of the PFE in Israel.

We have received a tax ruling from the ITA, which, as extended, is valid until December 31, 2024, which we refer to as the Tax Ruling, according to which dividends paid to Israeli shareholders who are individuals and to non-Israeli shareholders (individuals and corporations) will be subject to withholding tax at source at the rate of 25% and in the case of Israeli resident corporations— 0%, regardless of the source of the dividends. We cannot guarantee that the Tax Ruling will be extended further beyond December 31, 2024.

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

On November 15, 2021, the Economic Efficiency Law (Legislative Amendments for Achieving Budget Targets for the 2022 and 2021 Budget Years), 2021, which we refer to as the Economic Efficiency Law, was enacted. This law established a temporary order, or the Temporary Order, allowing Israeli companies to release tax-exempt earnings, which we refer to as trapped earnings or accumulated earnings, that had accumulated until December 31, 2020, through a mechanism established for a reduced corporate income tax rate applicable to those earnings. In addition to reducing the corporate income tax (or CIT) rate, the Economic Efficiency Law amended Article 74 of the Investment Law, whereby effective from August 15, 2021, for any dividend distribution (including a dividend specified in Article 51B of the Investment Law) by a company which has trapped earnings, there is a requirement to allocate a portion of that distribution to the trapped earnings. Under the Temporary Order, the reduction of CIT applies to earnings that are released (with no requirement for an actual distribution) within a period of one year from the date of enactment of the Temporary Order. The reduction in the CIT is dependent on the proportion of the trapped earnings that are released relative to the total trapped earnings, and on the foreign investment percentage in the years the earnings were generated. Consequently, the larger the proportion of the trapped earnings that are released, the lower the tax in respect of the distribution. The minimum tax rate is 6%. Further, a company that elects to pay a reduced CIT is required to invest in its industrial enterprise a designated amount in accordance with the Economic Efficiency Law within a period of five years commencing from the tax year in which the election is made. The designated investment should be utilized for the acquisition of production assets, and/or investments in research and development and/or compensation to additional new employees.

In 2022, the Company filed its application for the Temporary Order and paid the required amount to the ITA. As of December 31, 2022 all the trapped earnings were released.

 New Tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment provides new tax benefits for two types of Technology Enterprises, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a PTE and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as Preferred Technology Income, or PTI, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a PTE located in development zone "A". In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain Benefited Intangible Assets (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (previously known as the Israeli Office of the Chief Scientist), to which we refer as the IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as an SPTE (an enterprise for which, among others, total consolidated revenues of its parent company and all subsidiaries is at least NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on PTI regardless of the company’s geographic location within Israel. In addition, an SPTE will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the SPTE or acquired from a foreign company after January 1, 2017, and the sale received prior approval from IIA. A SPTE that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

Tax Benefits and grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred. Such expenditures must relate to scientific research and development projects, and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company’s business and carried out by or on behalf of the company seeking such tax deduction. However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved by the relevant Israeli government ministry, but otherwise qualifying for deduction, are deductible in equal amount over a three-year period.

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

Effective in 2022, the TCJA requires all U.S. companies to capitalize, and subsequently amortize R&E expenses that fall within the scope of Section 174 over five years for research activities conducted in the United States and over fifteen years for research activities conducted outside of the United States, rather than deducting such costs in the year incurred for tax purposes. Although Congress may defer, modify, or repeal this provision, potentially with retroactive effect, we have no assurance that Congress will take any action with respect to this provision. During 2022, we have accounted for the effects of the R&E capitalization, based on interpretation of the law as currently enacted. Accordingly, we increased our current tax expenses in 2022 against a corresponding deferred tax benefit in the same amount, resulting in no effect on the total taxes on income in the statements of income.

B. Liquidity and Capital Resources

Overview

To date, we have substantially satisfied our capital and liquidity needs through cash flows from operations and sales of our equity and debt securities.

Cash flows provided by operations were $ $43.8 million and $80.5 million during the years ended December 31, 2022 and 2021, respectively. We used $12.4 million of cash during the year ended December 31, 2022 in investing activities, as compared to generating $0.1 million of cash from investing activities in the year ended December 31, 2021. We used $58.4 million and $40.0 million of cash in financing activities during the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, we had $160.3 million and $190.2 million, respectively, of cash and cash equivalents, and $139.4 million and $148.7 million, respectively, of working capital.

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

Our primary future cash commitment that is known to us as of the current time consists of the required repayment of the principal and interest on our Series B Debentures, which, as of March 1, 2023, constituted total indebtedness of $59.6 million. Please see “Israeli Public Offerings and Private Placement of Debentures” below. Our additional future capital requirements will depend on many factors, including the rate of growth of our revenues, the expansion of our sales and marketing activities and the timing and extent of our spending to support our research and development efforts and expansion into other markets. Under our dividend policy, which we recently updated, we will distribute two dividends, on a semi-annual basis, in an aggregate annual amount of up to 40% of our annual net profit (non-GAAP) to our shareholders. See “Item 8. Financial Information - Dividend Policy”. We may also seek to continue to invest in, or acquire complementary businesses, applications or technologies, as we did in 2020, when we acquired sum.cumo, Delphi and Tia Technology. To the extent that existing cash and cash equivalents and cash from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Because we do not have any outstanding debt obligations other than the Series B Debentures, which accrue interest at a fixed rate, we have not been materially impacted by the global rise in interest rates that began in 2022.

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

As of March 1, 2023, there is NIS 210 million (approximately $59.3 million) principal amount of Series B Debentures outstanding, all of which trade on the TASE in units of NIS 1,000 principal amount each.

The outstanding principal amount of the Series B Debentures is linked to the US dollar and bears interest at an annual rate of 3.37%, payable on a semi-annual basis (on January 1 and July 1). In the case of the Series B Debentures sold in 2017, the semi-annual interest payment dates run from 2018 through 2025 (inclusive), with one final interest payment on January 1, 2026. In the case of the Series B Debentures sold in 2020, the semi-annual interest payment dates run from 2021 through 2025, also with one final interest payment due on January 1, 2026. The principal of the Series B Debentures is payable in equal annual payments, on January 1 of each year. In the case of the September 2017 Series B Debentures, those payments began on January 1, 2019, and will be completed on January 1, 2026. The principal due under the June 2020 Series B Debentures will be repaid based on a shorter schedule, with proportionately larger annual principal payments, which commenced on January 1, 2021 and will conclude on January 1, 2026. The first five principal installments for the September 2017 Series B Debentures, in amounts of $9.9 million each, were paid on January 1, 2019, 2020, 2021, 2022 and 2023, while the first three principal payments of $9.9 million each for the June 2020 Series B Debentures were made on January 1, 2021, 2022 and 2023.

In connection with our offerings of the Series B Debentures, we received from Standard & Poors (S&P) Maalot (a subsidiary of S&P Global) a corporate credit rating and a rating for the Series B Debentures, which S&P Maalot affirmed, as of July 2018 and 2019, May 2020 and July 2021, as ilA+, with stable outlook. In June 2022, S&P Maalot upgraded the rating of our Series B Debentures to ilAA-, with stable outlook.

We have been using, and expect to continue to use, the net proceeds from the Series B Debentures for general corporate purposes, financing our operating and investment activities, and financing our acquisitions.

Lease obligations and additional ordinary–course obligations

We have contractual obligations related to our operating leases in an aggregate amount of $42.9 million as of December 31, 2022, which are payable over the course of periods that extend up until 2034. In addition, we also have various ordinary-course contractual liabilities, some of which are contingent on future events and conditions, none of which individually is expected to have a material impact on our liquidity.

Cash Flows

Comparison of the years ended December 31, 2022 and 2021

The following tables summarize the sources and uses of our cash in the years ended December 31, 2022 and 2021:

	Year ended December 31,
	2022	2021
	(in thousands US$)
Net cash provided by operating activities	$43,780	$80,542
Net cash provided by provided by (used in) investing activities	(12,440)	125
Net cash used in financing activities	(58,375)	(39,960)

Operating Activities

We derived positive cash flows from operating activities of $43.8 million and $80.5 million during the years ended December 31, 2022 and 2021, respectively. This decrease in cash flows provided by operating activities for the year ended December 31, 2022 relative to the year ended December 31, 2021 resulted primarily as a result of delays in signing new deals because of the macroeconomic environment which translated to reduced upfront payments from new customers. In addition, a contributing factor was a slowdown in collection of payments from our customers, which impacted our days sales outstanding (DSO), which increased to 66.7 days in 2022 compared to 57 days in 2021.

Investing Activities

We used $12.4 million of cash during the year ended December 31, 2022 in investing activities, as compared to generating $0.1 million of cash in the year ended December 31, 2021. Cash used in investing activities for the year ended December 31, 2022 was mainly attributable to $3.5 million used in the acquisition of Cognitive and $6.1 million used for capitalized software development costs.

Financing Activities

We used $58.4 million of cash during the year ended December 31, 2022 for financing activities as compared to using $40 million of cash for financing activities in the year ended December 31, 2021. Cash used in financing activities in the year ended December 31, 2022 was primarily attributable to the principal payments that we made on our Series B Debentures, in an amount of $19.8 million, in the aggregate, as well as $38.6 million used in for dividend distribution payments to our shareholders based on 2021 annual and 2022 first half results. Cash used in financing activities in the year ended December 31, 2021 was primarily attributable to the principal payments that we made on our Series B Debentures, in an amount of $19.8 million, in the aggregate, as well as 2020 $20.3 million used in the payment of a cash dividend to our shareholders.

C. Research and Development, Patents and Licenses, etc.

See the caption titled “Research and Development” in part A. “Operating Results” of this Item 5 above for a description of our R&D policies and amounts expended thereon during the last two fiscal years.

D. Trend Information

Trends Impacting Our Industry and Our Business

Technology/Digital Insurance

There are various sales and marketing trends that influence our business.

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

The Company recognizes revenue on such contracts over time, using the percentage of completion accounting method. The Company recognizes revenue as the work is performed, based on a ratio between actual costs incurred compared to the total estimated costs for the contract. Determining the projected labor costs requires understanding the project-specific circumstances, including the specific terms and conditions of each contract, changes to the project schedule, and complexity of the project. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses become probable, in the amount of the estimated loss on the entire contract.

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

Based on our annual impairment test during the fourth quarter of each of 2022, 2021, and 2020, no impairment to our goodwill was required.

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

As of December 31, 2022, we had a total of $319.7 million of goodwill and intangible assets, of which $23.4 million were attributable to capitalized software development costs, and the remainder of which were acquired as part of our prior acquisitions.

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

We evaluate our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, in accordance with ASC 360 (as described above). In evaluating potential impairment of these assets, we specifically consider whether any indicators of impairment are present, including, but not limited to whether there:

●	Has been a significant adverse change in the business climate that affects the value of an asset.

●	Has been a significant change in the extent or manner in which an asset is used.

●	Is an expectation that the asset will be sold or disposed of before the end of its originally estimated useful life.

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

Recently Issued Accounting Pronouncements

For a description of our recently adopted and recently issued accounting pronouncements, see Notes 2(x) and 2(y), respectively, to our consolidated financial statements appearing elsewhere in this annual report.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table and below biographies set forth certain information regarding the current executive officers and directors of the Company as of March 1, 2023.

Name	Age	Position
Guy Bernstein (1)	55	Chairman of the Board of Directors
Roni Al-Dor	62	President, Chief Executive Officer and Director
Eyal Ben Chlouche (2)	61	Director
Yacov Elinav (2)	78	Director
Uzi Netanel (1)(2)	87	Director
Naamit Salomon (1)	59	Director
Roni Giladi	52	Chief Financial Officer

(1)	Member of Compensation Committee

(2)	Member of Audit Committee

Guy Bernstein has served as a director of the Company since January 1, 2007 and was appointed Chairman of the Board of Directors on November 12, 2009. Mr. Bernstein has served as the chief executive officer of Formula, our parent company, since January 2008. From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze. He also served as a director of Emblaze from April 2004 until November 2010. Prior to joining Emblaze, Mr. Bernstein served as Chief Financial and Operations Officer of Magic Software, a position he held since 1999. Mr. Bernstein joined Magic Software from Kost Forer Gabbay & Kasierer, a member of EY Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein also serves as Chief Executive Officer of Magic Software and Chairman of the Board of Matrix IT Ltd. Mr. Bernstein is a Certified Licensed Public Accountant and holds a BA in Accounting and Economics from College of Management Academic Studies.

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

Eyal Ben-Chlouche has served as a director of the Company since August 15, 2008, Mr. Ben-Chlouche served as the Commissioner of Capital Market Insurance and Savings at the Israeli Ministry of Finance from 2002 through 2005, where he was responsible for implementation of fundamental reforms in pension savings. Prior to that, he served as a Deputy Commissioner of Capital Market Insurance and Savings and as a Senior Foreign Exchange and Investment Manager in the Foreign Exchange Department of the Bank of Israel. He also served as an Investment Officer in the Foreign Exchange Department of the Bank of England, in London. Mr. Ben-Chelouche served as Chairman of the Board of Directors of the Shahar Group, Chairman of the Advisory Board of Directors of the Shekel Group until the end of 2007 and serves as a director of Matrix IT Ltd. and Migdal Holding Ltd. Mr. Ben-Chlouche also serves on the Board of Directors of several other private companies. Mr. Ben-Chlouche serves as Chairman of the Advisory Board of the Caesarea Center for Capital Markets and Risk Management. In 2005, Mr. Ben-Chlouche served as a member of the Bachar Committee on Capital Market Reform in Israel. Mr. Ben-Chlouche is an independent director.

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

Uzi Netanel has served as a director of the Company since March 2005. He has served as chairman of the Board of Directors of Maccabi Enterprise Development & Management Ltd. from 2012 through 2022, and as a director of Maccabi Health Services since 2005. He previously served as Chairman of Maccabi Group Holdings Ltd., from 2000 through 2017. From 2004 through 2007, Mr. Netanel served as Chairman of Board of Directors of M.L.L Software & Computers, and from 2000 through 2011 served as a director of Bazan and Carmel Olephine. From 2001 through 2003, Mr. Netanel served as partner in the FIMI Opportunity Fund. From 1993 through 2001, he served as Active Chairman of Israel Discount Capital Markets and Investments Ltd. From 1997 to 1999, Mr. Netanel served as Chairman of Poliziv Plastics Company (1998) Ltd. From 2005 through 2014, he served as director of Maman Group and from 2012 through 2014, he served as director of Gadot Biochemicals. Mr. Netanel also serves at present on the Board of Directors of Acme Trading, Assuta Health Centers and Dorcel (B.A.Z.) Ltd. Mr. Netanel is an independent director.

Naamit Salomon has served as a director of the Company since September 2003. She held the position of Chief Financial Officer of Formula from August 1997 until December 2009. Since January 2010 Ms. Salomon has served as a partner in an investment company. Ms. Salomon also serves as a director of Magic. From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group. Ms. Salomon holds a BA in economics and business administration from Ben Gurion University and an LL.M. from the Bar-Ilan University. Ms. Salomon is an independent director.

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

Arrangements, Understandings or Relationships Related to Directors

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

Our Chairman, Guy Bernstein, serves as the Chief Executive Officer of Formula. In addition, Ms. Salomon, another Board member of ours, who served as an executive officer of Formula until December 2009, is a member of the Board of Directors of our affiliate Magic Software Enterprises Ltd. Formula directly owns (as of March 1, 2023) approximately 44.1% of our currently outstanding Common Shares, and Asseco holds 25.6% of the outstanding share capital of Formula.

Board Diversity Matrix

Board Diversity Matrix (as of March 15, 2023)
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B. Compensation of Directors and Officers

The aggregate amount of compensation paid by us, or accrued by us, for all directors and executive officers as a group for services in all capacities with respect to the fiscal year ended December 31, 2022 was $2.8 million, which includes amounts set aside or accrued to provide cash bonuses, pension, retirement or similar benefits.

These compensation amounts do not include amounts expended by us for automobiles made available to our officers or expenses (including business travel and professional and business association dues) reimbursed to such officers. The foregoing amounts also exclude the value of stock option grants to our directors and officers pursuant to our 2011 Share Incentive Plan and our 2021 Share Incentive Plan (which plans are described below), which value amounted to $1.7 million in the aggregate for 2022.

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

We paid with respect to 2022 fees of approximately $0.1 million, in the aggregate, to all of our independent directors (except to our Chairman of the Board, as described below), in respect of their service on our Board of Directors, including for attending or participating in meetings of the Board of Directors and its committees, and for participating in Board action taken via unanimous written consent. Such fees were set in accordance with the rates paid to “external directors” under the Israeli Companies Law, 5759-1999. Although we are not an Israeli company and are not subject to the Israeli Companies Law, we deem certain standards of that body of law (including compensation to Board members) relevant to a company such as ours. In addition to fees paid to our independent directors, we also paid approximately $30 thousand to Formula in respect of the service of its Chief Executive Officer, Guy Bernstein, as our Chairman of the Board.

Stock Option and Incentive Plan

2011 Share Incentive Plan

In 2011, our Board of Directors adopted our 2011 Share Incentive Plan, or the 2011 Plan, pursuant to which our employees, directors, officers, consultants, advisors, suppliers, business partners, customers and any other person or entity whose services are considered valuable are eligible to receive options, restricted shares, restricted share units and other share-based awards. The number of Common Shares originally available under the 2011 Plan was set at 4,000,000. In February 2016, our Board of Directors approved the reservation of an additional 4,000,000 Common Shares for issuance under the 2011 Plan.

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

Under the 2011 Plan, there are also restricted share units, or RSUs, outstanding, which are settled by the issuance of Common Shares, to which a grantee has no rights until they are actually issued. During 2021 and 2020, we granted RSUs under the 2011 Plan, including to (i) employees of sum.cumo, as part of the consideration for the acquisition of that company, as well (ii) other employees.

As of December 31, 2022, 1,661,263 and 118,838 Common Shares were issuable upon the exercise of outstanding options and outstanding RSUs, respectively, under the 2011 Plan. The outstanding options had a weighted average exercise price of $21.08 per share, of which options to purchase 963,763 Common Shares had vested. Of the Common Shares underlying outstanding awards under the 2011 Plan as of that date, 1,150,000 of such shares were issuable upon the exercise of outstanding options or settlement of RSUs held by our directors and executive officers. As of December 31, 2022, no further Common Shares were available for future grant under the 2011 Plan, as all shares that had remained available were transferred to the 2021 Plan upon its adoption.

2021 Share Incentive Plan

We adopted a new share incentive plan, the 2021 Share Incentive Plan, or the 2021 Plan, on August 3, 2021, under which we have granted and may grant equity-based incentive awards to attract, motivate and retain the talent for which we compete.

Authorized Shares

As of December 31, 2022, there were 2,056,851 Common Shares allocated for issuance under the 2021 Plan, 471,500 and 20,306 Common Shares were issuable upon the exercise of outstanding options and outstanding RSUs, respectively. The outstanding options had a weighted average exercise price of $23.01 per share, of which options to purchase 46,750 Common Shares had vested. Of the Common Shares underlying outstanding awards under the 2021 Plan as of that date, 30,000 of such shares were issuable upon the exercise of outstanding options held by our directors and executive officers. As of December 31, 2022, 1,560,205 Common Shares were reserved and available for future grant under the 2021 Plan.

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

Corporate Governance Policies Adopted by Board

While not incorporated in Israel, our headquarters are located in Israel and we therefore voluntarily conform with corporate governance practices that are customary for an Israeli company whose shares are listed on the Nasdaq Stock Market. Accordingly, our Board of Directors has adopted various policies and procedures that apply to our employees and directors and that are meant to implement risk management on a company-wide level, including, among others, the following:

●	Code of Ethics— constitutes a guide of principles designed to help our employees conduct business honestly and with integrity (and which is referenced in Item 16B below).

●	Whistleblower Policy— enables the anonymous submission by our employees of reports regarding illegal or dishonest activities.

●	Insider Trading Policy— implements restrictions (including quarterly blackout periods) for our employees that reinforce legal prohibitions on their use of material inside information in effecting transactions in our securities.

●	Antifraud Policy— aimed at detecting and preventing fraud, misappropriations, and other irregularities by our employees, including any intentional, false representation or concealment of material facts for the purpose of inducing another to act upon it in connection with their activities with third parties on behalf of our company.

●	Related Party Transactions Policy— intended to ensure the proper disclosure to, and approval by (if approved), our Audit Committee of transactions between our company and any of its related parties (including officers, directors and Formula and Asseco— our largest direct and indirect shareholders, respectively) in an amount equal to or exceeding $120,000, in order to ensure that any such transactions are in the best interest of our company and our shareholders. The policy provides that our Head of Legal and CFO review and approve all related party transactions, and report such transactions to our Audit Committee, although only those transactions equal to or exceeding $120,000 require approval of the Audit Committee.

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

D. Employees

As of December 31, 2022, we had a total of 4,754 employees, a 17.6% increase relative to the end of 2021.

The following table sets forth the number of our employees as of the end of each of the past three fiscal years, according to their geographic regions:

	Total Number of Employees as of December 31,
Geographic Region	2022	2021	2020
Israel	800	754	732
UK and Rest of Europe	1,136	965	733
North America	581	593	601
Asia Pacific	2,237	1,732	1,372
Total Employees	4,754	4,044	3,438

E. Share Ownership

The number of our Common Shares beneficially owned by our directors and executive officers individually, and by our directors and executive officers as a group, as of March 1, 2023, is as follows:

	Shares Beneficially Owned
	Number		Percent (1)
Roni Al-Dor	1,155,849	(2)	2.1%
All directors and executive officers (3) as a group (7 persons, including Roni Al-Dor) (3)	1,286,333	(4)	2.3%

(1)	Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The percentages shown are based on 55,157,597 Common Shares outstanding (which excludes 2,328,296 Common Shares held in treasury) as of March 1, 2023, plus such number of Common Shares as the relevant person or group had the right to receive upon exercise of options that are exercisable within 60 days of March 1, 2023.

(2)	Includes options to purchase 740,000 Common Shares under the 2011 Plan at an exercise prices ranging between $10.02 to $29.11 expiring no later than January 4, 2027, which are vested or will become vested within 60 days of March 1, 2023. See Item 6 - “Directors, Senior Management and Employees— Compensation of Directors and Officers”.

(3)	Each of our directors and executive officers who is not separately identified in the above table beneficially owns less than 1% of our outstanding Common Shares (including options to purchase Common Shares held by each such party that are vested or will vest within 60 days of March 1, 2023) and has therefore not been separately identified.

(4)	Includes options to purchase 844,700 Common Shares at exercise prices ranging from $10.02 to $29.11 per share, which are vested or will become vested within 60 days of March 1, 2023.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

The following table sets forth, as of March 1, 2023, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person known by the Company to own beneficially more than 5% of the outstanding Common Shares, based on information provided to us by the holders or disclosed in public filings of the shareholders with the Securities and Exchange Commission.

We determine beneficial ownership of shares under the rules of Form 20-F promulgated by the SEC and include any Common Shares over which a person possesses sole or shared voting or investment power, or the right to receive the economic benefit of ownership, or for which a person has the right to acquire any such beneficial ownership at any time within 60 days.

	Shares Beneficially Owned
Name and Address	Number		Percent(1)
Formula Systems (1985) Ltd. 5 HaPlada Street Or Yehuda 60218, Israel	24,314,766	(2)	44.1%

(1)	The percentages shown are based on 55,157,597 Common Shares outstanding (which excludes 2,328,296 Common Shares held in treasury) as of March 1, 2023.

(2)	The number of Common Shares shown as owned by Formula Systems (1985) Ltd., or Formula, is based on information provided to the Company by Formula as of March 1, 2023. Also based on information provided to the Company, as of March 1, 2023, Asseco held 25.6% of the outstanding share capital of Formula. The address of Asseco is Olchowa 14 35-322 Rzeszow, Poland.

To the best of our knowledge, each of the entities listed in the above table has sole voting and investment power with respect to all shares shown as beneficially owned by it, except to the extent described above.

Significant changes in holdings of major shareholders

From time to time, Formula has increased its beneficial shareholding in our Company through market purchases of additional Common Shares. Formula’s beneficial ownership of our Common Shares constituted 48.9% of our outstanding share capital as of the start of 2017. That beneficial ownership has been diluted down to 44.1% as of March 1, 2023, primarily as a result of our follow-on public offering that took place in October 2020, as well as various minor issuances of Common Shares due to stock options exercises under our equity incentive plans.

Our former significant shareholder Harel Insurance Investments & Financial Services Ltd. increased its percentage ownership of our outstanding Common Shares from 5.4% to 5.6%, and from 5.6% to 5.7% during the years ended December 31, 2020 and 2021, respectively, before falling to 4.6% over the course of 2022, as reported in its amended Schedule 13G filings on January 27, 2021, January 31, 2022, and January 17, 2023, respectively.

Our former significant shareholder, The Phoenix Holdings Ltd., or Phoenix, reported in a Schedule 13G filed in February 2021 that it had surpassed 5% holdings of our outstanding Common Shares (holding 5.1%) as of December 31, 2020, and reported in an amended Schedule 13G filed in February 2022 that its holdings had increased to 5.7% as of December 31, 2021. As reported in its amended Schedule 13G filed on July 28, 2022, Phoenix’s percentage ownership fell to 4.3% as of July 18, 2022.

Voting rights of major shareholders

The major shareholders disclosed above do not have different voting rights than other shareholders with respect to the Common Shares that they hold.

Holders of record

As of March 1, 2023, there were 49 holders of record of our Common Shares, including 34 holders of record with addresses in the United States who held a total of 47,495,776 Common Shares (out of which 47,489,017 Common Shares are held of record by CEDE & Co), representing approximately 86.1% of our issued and outstanding Common Shares. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, because many of these Common Shares were held of record by nominees (including CEDE & Co., as nominee for a large number of banks, brokers, institutions and underlying beneficial holders of our Common Shares). In particular, Formula, which held as of March 1, 2023 (in part as a record holder and in part as an underlying beneficial holder) 24,314,766 Common Shares, representing 44.1% of our issued and outstanding shares, is not a United States company.

Control of the Company

Based on Formula’s beneficial ownership of 44.1% of the outstanding Common Shares of the Company (as of March 1, 2023), and based on Asseco’s beneficial ownership of 25.6% of the outstanding share capital of Formula also as of that date, both Formula and Asseco may be deemed to control the Company. We are unaware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B. Related Party Transactions

Registration Rights Agreement with Major Shareholders

The description of the Registration Rights Agreement set forth in Item 10.C “Material Contracts” is incorporated by reference herein.

Fees Paid to Major Shareholder for Board Service of its Affiliate

We paid to our major shareholder, Formula, approximately $28,593 in respect of our share of the director fees of Guy Bernstein, our Chairman, for the year ended December 31, 2022. Mr. Bernstein serves as the Chief Executive Officer of Formula. Formula directly owns (as of March 1, 2023) approximately 44.1% of our currently outstanding Common Shares.

Additional Agreements and Transactions with Affiliated Companies of Formula and Asseco

During the year ended December 31, 2022, we paid to affiliated companies of Asseco approximately $14.8 million, in the aggregate, pursuant to services agreements that we have in place with those companies under which we receive services. In 2022, we also purchased from those affiliated companies an aggregate of approximately $0.1 million of hardware and software. Please see Note 15 to our audited consolidated financial statements included in Item 18 of this annual report for further information.

In addition, during 2022, our Polish subsidiary Sapiens Poland performed services as a sub-contractor on behalf of Asseco for clients of Asseco in a total amount of approximately $2.9 million. For historical reasons, Asseco issues invoices to those clients and then Sapiens in turn invoices Asseco on a back-to-back basis (with no margin to Asseco).

Further, we paid to Formula approximately $1.2 million (which is included in the $14.8 million paid to affiliated companies of Asseco described above) in respect of our share of its D&O insurance for each of our directors and officers for the period between February 14, 2022 and February 13, 2023.

Trade Payables and Receivables

As of December 31, 2022, we had trade payables balances due to, and trade receivables balances due from, our related parties in amounts of approximately $2.9 million and $1.1 million, respectively.

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

Financial Statements

See our consolidated financial statements and related notes in Item 18.

Export Sales

In 2022, 93.8% of our revenues originated from customers located outside of Israel.

For information on our revenues breakdown by geographic region for the past three years, see Item 5.A, “Operating and Financial Review and Prospects— Operating Results— Comparison of the years ended December 31, 2022 and 2021— Revenues by geographical region” in this annual report, as well as Item 5.A, “Operating and Financial Review and Prospects— Operating Results— Comparison of the years ended December 31, 2021 and 2020— Revenues by geographical region” in our annual report on Form 20-F for the year ended December 31, 2021, which we filed with the SEC on March 31, 2022.

Legal Proceedings

From time to time, we are a party to various legal proceedings and claims that arise in the ordinary course of business. Currently, there are no such legal proceedings pending or threatened against us that we believe may have a significant effect on our financial condition or profitability.

Dividend Policy

In August 2019, our Board of Directors adopted a dividend policy, and in May 2022, it updated that policy. Under that updated policy, on a semi-annual basis, after publishing (i) our annual audited consolidated financial statements in our annual report on Form 20-F, and (ii) our financial statements for the quarter and six months ended June 30, our Board of Directors will announce, and distribute, a semi-annual cash dividend in an aggregate amount (between both dividends in total) of up to 40% of our annual net profit (on a non-GAAP basis). Our Board of Directors may change, whether as a result of a one-time decision or a change in policy, the rate or frequency of dividend distributions and/or decide not to distribute a dividend. The distribution of dividends will be made in compliance with Cayman Islands law, the Memorandum and the Articles, as well as our contractual obligations. Since the adoption of our dividend policy, we have declared cash dividends, initially on an annual basis and subsequently on a semi-annual basis, most recently in amounts of $0.37 per share, $0.47 per share and $0.23 per share, or $20.2 million, $25.9 million and $12.7 million, in the aggregate, which were paid in May 2021, May 2022 and August 2022, respectively.

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

The closing price of our Common Shares on the Nasdaq Global Select Market on March 1, 2023, being the latest practicable date prior to publication of this annual report, was $20.64.

The closing price of our Common Shares on the TASE on March 1, 2023, being the latest practicable date prior to publication of this annual report, was NIS 75.15, or $20.67 (as converted from NIS based on the NIS-U.S. dollar representative exchange rate reported by the Bank of Israel as of March 1, 2023).

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

B. Memorandum and Articles of Association.

The information called for by this Item 10.B of Form 20-F has been provided in Exhibit 2.1 to this annual report. The content of Exhibit 2.1 is incorporated by reference herein.

C. Material Contracts

We are not party to any material contract within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, or as otherwise described below:

Deed of Trust in Favor of Series B Debenture Holders

In connection with our Israeli public offering and private placement of NIS 280 million (approximately US $79.2 million), and Israeli public offering of NIS 210 million (approximately US $60 million), in principal amount of our Series B Debentures, in the aggregate, in September 2017 and June 2020, respectively (which debentures are traded on the TASE), we entered into a deed of trust with a trustee in favor of the debenture holders. In the deed of trust, we have agreed to repay the principal amount of the originally issued debentures (those issued in September 2017) in eight equal payments that will be paid once a year on January 1. For the debentures issued in June 2020, the payment dates remain the same, but due to the passage of the initial payment dates, the payments to be made on all remaining payment dates are proportionately greater. In the case of the September 2017 Series B Debentures and June 2020 Series B Debentures, the principal payments will therefore run from the years 2019 through 2026 (included), and the years 2021 through 2026 (included), respectively. We made the first five such principal payments on the September 2017 Series B Debentures on January 1, 2019, 2020, 2021, 2022, and 2023, and the first three principal payments on the June 2020 Series B Debentures on January 1, 2021, 2022, and 2023. The outstanding principal amounts bear interest at an annual rate of 3.37%, payable in half-yearly payments on January 1 and July 1 of each year. In the case of the September 2017 Series B Debentures, those interest payments have occurred and will occur in years 2018 through 2026 (included), while for the June 2020 Series B Debentures, those payments only began in 2021 but will conclude at the same time—in 2026. The principal and interest are payable in NIS, subject to adjustment in accordance with fluctuations in the exchange rate between the U.S. dollar and the NIS.

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

The deed of trust includes the following provisions:

●	A negative pledge, subject to certain exceptions

●	A covenant not to distribute dividends unless (i) our shareholders’ equity (not including minority interests) shall not be less than $160 million, (ii) our net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) does not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity, including minority interest), (iii) the amount of the dividend does not exceed our profits for the year ended December 31, 2016 and the first three quarters of the year ended December 31, 2017, plus 75% of our profits as of September 1, 2017 and up to the date of distribution, and (iv) no event of default shall have occurred

●	Financial covenants, including (i) the equity attributable to the shareholders of Sapiens (not including minority interests), as reported in our annual or quarterly financial statements, will not be less than $120 million, and (ii) Sapiens’ net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity, including minority interest)

As of December 31, 2022, we were in compliance with the foregoing financial covenants.

We also agreed to standard events of default under the deed of trust, together with the following specific events of default (among others):

●	Cross default, including following an immediate repayment initiated in relation to other indebtedness (other than non-recourse debt) in an amount that exceeds 5% of our total balance sheet

●	Suspension of trading of the debentures on the TASE over a period of 60 days, or the delisting of the debentures from the TASE

●	Failure to have the debentures rated over a period of 60 days

●	If the rating of the debentures is less than BBB- by S&P Maalot or less than Baa3 by Midroog Ltd. or drops below an equivalent rating of another rating agency (as of June 2022, S&P Maalot has affirmed a rating of ilAA- for the debentures)

●	If there is a change in control without consent of the rating agency (a change of control is deemed to occur if Formula ceases the be the controlling shareholder of our company, whether directly or indirectly. Formula will be considered a controlling shareholder for so long as it continues to hold at least 25% of the means of control of our company (within the meaning of the Israeli Securities Law) and there is no other person or entity holding a higher percentage. To the extent that Formula holds such controlling interest jointly with others, it will be deemed to remain our controlling shareholder if it maintains the highest percentage ownership among such other shareholders)

●	The existence and continuation of a bankruptcy event involving our company, or the liquidation of our company or writing off of our assets

●	Our failure to comply with the above-described financial covenants for two consecutive quarters

●	There has been a material adverse change in the business of our company compared to the position of our company shortly before the issuance of the debentures and there is a material concern that we will not be able to pay our obligations under the debentures on time

●	If we distribute a dividend contrary to the above-described limitations on dividends

●	Breach of our undertakings regarding the issuance of additional Series B Debentures

●	The sale of 25% or more of our assets, or a change in the main sphere of our activity as a company

●	Failure to comply with the negative pledge covenant

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

Capital gain

Israeli Resident Shareholders

As of January 1, 2012, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares, whether or not listed on a stock exchange, is 25%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 30%. However, if such shareholder is considered a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 47% in 2018 and thereafter, excluding excess tax, if applicable, as described below).

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, the corporate tax rate as of 2018 and thereafter is 23%.

Non-Israeli Resident Shareholders

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (23% in 2018 and thereafter) if generated by a company, or at the rate of 25% if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Tax Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2018 and thereafter (excluding excess tax as discussed below)) unless contrary provisions in a relevant tax treaty apply.

Notwithstanding the foregoing, shareholders who are non-Israeli residents (individuals and corporations) generally should be exempt from Israeli capital gain tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange, and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (a) have a controlling interest of more than 25% in such non-Israeli corporation, or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Taxes Applicable to Dividends

Israeli Resident Shareholders

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our common shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period. The Company received a Tax Ruling, which was extended, according to which dividends paid to Israeli shareholders who are individuals will be subject to withholding tax at source at the rate of 25% and in case of an Israeli resident corporations— 0%, regardless the source of the dividends. We cannot guarantee that the Tax Ruling will be extended beyond December 31, 2024.

Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on shares of Israeli resident corporations (like our common shares). According to the tax ruling referenced above, such dividends are subject to withholding tax at the rate of 0%.

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our Common Shares, at the rate of 25% or 30% (if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period). The Company received a Tax Ruling according to which dividends paid to non- Israeli shareholders (individuals and corporations) will be subject to withholding tax at source at the rate of 25%. We cannot guarantee that the Tax Ruling will be extended beyond December 31, 2024.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 663,240 for 2022 (approximately $0.2 million), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Taxation of the Disposition of Common Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our Common Shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in our Common Shares. The gain or loss recognized on the disposition of the Common Shares will be long-term capital gain or loss if the U.S. holder held the Common Shares for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders. The maximum long-term capital gains rate is 20% for individuals with annual taxable income that exceeds certain thresholds. In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8 percent tax on net investment income to the extent certain threshold amounts of income are exceeded. See “Tax on Net Investment Income” in this Item below. Capital gain from the sale, exchange or other disposition of Common Shares held for one year or less is short-term capital gain and taxed as ordinary income. Gain or loss recognized by a U.S. holder, who does not have a tax home outside the United States, on a sale, exchange or other disposition of our Common Shares generally will be treated as U.S. source income or loss. The deductibility of capital losses is subject to certain limitations.

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

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2022.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2022. We currently expect that we will not be a PFIC in 2023. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our Common Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our Common Shares in the event that we qualify as a PFIC.

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

J. Annual Report to Security Holders.

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

Because exchange rates between the NIS, GBP and Euro, on the one hand, and the US dollar, on the other hand, fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our revenue and profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reflected as financial expenses in our consolidated financial statements. A hypothetical 10% movement in foreign currency exchange rates (primarily the NIS, GBP and Euro) against the US dollar, with all other variables held constant on the expected sales, would have resulted in a decrease or increase in 2022 sales revenues of a maximum of $25.7 million, or an effect of 5.4% on total revenues.

We monitor our foreign currency exposure and, from time to time, may enter into currency forward contracts or put/call currency options to hedge balance sheet exposure. We may use such contracts to hedge exposure to changes in foreign currency exchange rates associated with balance sheet balances denominated in a foreign currency and anticipated costs to be incurred in a foreign currency.

Inflation Risk. Given that we have expanded our global presence and offer our software solutions and services to new markets, particularly in the United States, the U.K. and Europe, inflationary pressures have been adversely impacting our operations. The increased inflation in Europe and the U.S. has been leading to an increase in certain of our operating costs and expenses, such as employee compensation and office operating expenses. In addition, the purchasing power of our customers has been declining due to our customers’ rising other expenses, and customer demand for our software solutions and services may be adversely impacted as a result, which could in turn negatively affect our results of operations, financial condition and prospects.

Market Risk. We currently do not invest in, or otherwise hold, for trading or other purposes, any financial instruments subject to market risk.

Interest Rate Risk. We pay interest on our Series B Debentures based on a fixed interest rate which is denominated in NIS linked to a fixed US dollar interest rate. Because we do not have any outstanding debt obligations other than the Series B Debentures, we have not been materially impacted by the global rise in interest rates that began in 2022. Therefore, no quantitative tabular disclosures are required.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures.

Our management, including our President and Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2022. Based on such evaluation, the President and Chief Executive Officer, and the Chief Financial Officer, have concluded that, as of December 31, 2022, the Company’s disclosure controls and procedures are effective.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

C. Attestation Report of Registered Public Accounting Firm.

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2022 is provided on page F-5, as included under Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting.

Based on the evaluation conducted by our President and Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2022 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Fees Paid to Independent Auditors

Fees billed by Kost Forer Gabbay & Kasierer, a member of EY Global and other members of EY Global for professional services for each of the last two fiscal years were as follows:

	Year ended December 31,
	2022	2021
	(in thousands)
Audit Fees (1)	$550	$509
Tax Fees (2)	$219	$134
Total	$769	$642

(1)	Audit fees consist of fees billed for the annual audit and the quarterly reviews of the Company’s consolidated financial statements and consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent auditors can reasonably provide.

(2)	Tax fees are for professional services rendered by our independent auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and global mobility.

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

We have furthermore elected to follow our home country practice in lieu of the requirements set forth in of Nasdaq Listing Rule 5635, which require a domestic United States company to obtain shareholder approval for certain dilutive events, such as:

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

Item 18. Financial Statements.

The Consolidated Financial Statements and related notes required by this Item are contained on pages F-1 through F-48 hereof.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit No.	Exhibit Description
1.1	Memorandum of Association of Sapiens International Corporation N.V. (incorporated by reference to Appendix A to the Company’s proxy statement with respect to its 2017 Annual General Meeting of Shareholders, annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 26, 2017)

1.2	Articles of Association of Sapiens International Corporation N.V. (incorporated by reference to Appendix A to the Company’s proxy statement with respect to its 2017 Annual General Meeting of Shareholders, annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 26, 2017)

2.1	Description of common shares of Sapiens International Corporation N.V.*

4.1	Sapiens International Corporation N.V. 2011 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-177834), filed with the SEC on November 9, 2011)

4.2	Sapiens International Corporation N.V. 2021 Share Incentive Plan (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-260325), filed with the SEC on October 18, 2021

8.1	List of Subsidiaries*

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global, independent registered public accounting firm*

101	The following financial information from Sapiens International Corporation N.V.’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in XBRL (eXtensible Business Reporting Language):
(i) Consolidated Balance Sheets at December 31, 2022 and 2021;
(ii) Consolidated Statements of Income for the years ended December 31, 2022 and 2021;
(iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021, and 2020;
(iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2022, 2021, and 2020;
(v) Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021, and 2020; and
(vi) Notes to the Consolidated Financial Statements, tagged as blocks of text. *
104	Cover Page Interactive Date File

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SAPIENS INTERNATIONAL CORPORATION N.V.

Date: March 29, 2023	By:	/s/ Roni Al-Dor
Roni Al-Dor
President & Chief Executive Officer

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

IN U.S. DOLLARS

- - - - - - - -

Reports of Independent Registered Public Accounting Firm

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sapiens International Corporation N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company on December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 29, 2023 expressed an unqualified opinion thereon.

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

Auditing the recognition of the Company’s long-term contracts revenue was especially subjective and complex due to the significant estimation required by management to determine the total estimated costs for those contracts, particularly the projected labor costs to complete a contract. Determining the projected labor costs requires understanding the contract specific circumstances, including the specific terms and conditions of each contract, changes to the contract schedule, and complexity of the contract. Changes in the estimate of projected labor costs can have a material effect on the timing of revenue recognition.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of relevant internal controls over the Company’s long-term contracts revenue process. For example, for a sample of contracts, we tested controls over management’s review of the initial estimate of total projected labor costs to complete a contract, as well as the ongoing evaluation of those estimates. We also tested internal controls over the completeness and accuracy of the underlying data used by management.

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

March 29, 2023

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sapiens International Corporation N.V.

Opinion on Internal Control over Financial Reporting

We have audited Sapiens International Corporation N.V. internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Sapiens International Corporation N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes, and our report dated March 29, 2023 expressed an unqualified opinion thereon.

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

/s/ Kost Forer Gabbay & Kasierer

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

March 29, 2023

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2022	2021

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$160,285	$190,243
Short-term bank deposit	20,000	20,000
Trade receivables (net of allowance for credit losses of $1,130 and $1,337 on December 31, 2022 and 2021, respectively)	58,563	53,985
Unbilled receivables and contract assets	34,819	22,276
Other receivables and prepaid expenses	11,640	13,841

Total current assets	285,307	300,345

LONG-TERM ASSETS:
Capitalized software development costs, net	23,426	25,203
Other intangible assets, net	44,003	56,939
Property and equipment, net	12,021	14,458
Goodwill	252,232	261,141
Severance pay fund	3,996	5,954
Operating lease right-of-use assets	33,688	43,665
Deferred tax assets	9,418	3,122
Other long-term assets	4,253	4,166

Total long-term assets	383,037	414,648

Total assets	$668,344	$714,993

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2022	2021

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$9,415	$5,008
Employees and payroll accruals	42,256	43,402
Accrued expenses and other liabilities	34,706	33,048
Current maturities of Series B Debentures	19,796	19,796
Current maturities of operating lease liabilities	9,063	10,827
Deferred revenues	30,720	39,614

Total current liabilities	145,956	151,695

LONG-TERM LIABILITIES:
Series B Debentures, net of current maturities	59,275	78,986
Deferred tax liabilities	11,363	15,360
Other long-term liabilities	13,312	12,144
Long-term operating lease liabilities	28,432	38,751
Accrued severance pay	7,063	9,236
Redeemable non-controlling interest	89	101

Total long-term liabilities	119,534	154,578

COMMITMENTS AND CONTINGENCIES

EQUITY:
Sapiens International Corporation N.V. Shareholders’ equity:
Share capital:

Common shares of € 0.01 par value: Authorized: 70,000,000 shares on December 31, 2022 and 2021; Issued: 57,468,506 and 57,393,305 shares on December 31, 2022 and 2021, respectively; Outstanding: 55,140,210 and 55,065,009 shares on December 31, 2022 and 2021, respectively	756	756
Additional paid-in capital	344,734	340,837
Treasury shares, at cost - 2,328,296 Common shares on December 31, 2022 and 2021	(9,423)	(9,423)
Accumulated other comprehensive income (loss)	(21,138)	2,819
Retained earnings	85,575	71,559

Total Sapiens International Corporation N.V. shareholders’ equity	400,504	406,548
Non-controlling interests	2,350	2,172

Total equity	402,854	408,720

Total liabilities and equity	$668,344	$714,993

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2022	2021	2020

Revenues	$474,736	$461,035	$382,903

Cost of revenues	274,573	273,191	226,929

Gross profit	200,163	187,844	155,974

Operating expenses:
Research and development	58,656	54,013	41,358
Selling, marketing, general and administrative	75,016	76,343	69,613

Total operating expenses	133,672	130,356	110,971

Operating income	66,491	57,488	45,003
Financial expense, net	941	202	3,805

Income before taxes on income	65,550	57,286	41,198
Taxes on income	12,619	9,964	7,041

Net income	52,931	47,322	34,157

Net income attributed to non-controlling interests	336	151	382

Net income attributable to Sapiens’ shareholders	$52,595	$47,171	$33,775

Net earnings per share attributable to Sapiens’ shareholders

Basic earnings per share	$0.95	$0.86	$0.67

Diluted earnings per share	$0.95	$0.85	$0.65

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020

Net income	$52,931	$47,322	$34,157

Other comprehensive income (loss):

Foreign currency translation adjustments, net	(24,115)	(8,159)	13,456

Total comprehensive income	28,816	39,163	47,613

Comprehensive income attributed to non-controlling interests	178	199	431

Comprehensive income attributable to Sapiens’ shareholders	$28,638	$38,964	$47,182

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except of share data)

	Common share		Additional paid-in	Treasury	Accumulated other comprehensive	Retained	Non-controlling	Total shareholders’
	Shares	Amount	capital	shares	Income (loss)	earnings	interests	equity

Balance as of January 1, 2020	50,159,876	$697	$217,014	$(9,423)	$(2,381)	$17,912	$1,679	$225,498

Stock-based compensation	-	-	3,975	-	-	-	12	3,987
Employee stock options exercised (cash and cashless)	603,519	11	5,039	-	-	-	-	5,050
Distribution of dividend	-	-	-	-	-	(7,044)	-	(7,044)
Other comprehensive income	-	-	-	-	13,407	-	49	13,456
Acquisition of minority interest	-	-	(29)	-	-	-	(118)	(147)
Proceeds from issuance of ordinary shares, net of issuance expenses	3,898,304	43	108,694	-	-	-	-	108,737
Net income	-	-	-	-	-	33,775	382	34,157

Balance as of December 31, 2020	54,661,699	751	334,693	(9,423)	11,026	44,643	2,004	383,694

Stock-based compensation	-	-	4,706	-	-	-	5	4,711
Employee stock options exercised (cash and cashless)	403,310	5	2,033	-	-	-	-	2,038
Distribution of dividend	-	-	-	-	-	(20,255)	(31)	(20,286)
Other comprehensive loss	-	-	-	-	(8,207)	-	48	(8,159)
Transaction with minority shareholders	-	-	(595)	-	-	-	(5)	(600)
Net income	-	-	-	-	-	47,171	151	47,322

Balance as of December 31, 2021	55,065,009	756	340,837	(9,423)	2,819	71,559	2,172	408,720

Stock-based compensation	-	-	3,835	-	-	-	-	3,835
Employee stock options exercised (cash and cashless)	75,201	*)	*)	-	-	-	-	-
Distribution of dividend	-	-	-	-	-	(38,579)	-	(38,579)
Other comprehensive loss	-	-	-	-	(23,957)	-	(158)	(24,115)
Employee settlement of stock-based liability	-	-	62	-	-	-	-	62
Net income	-	-	-	-	-	52,595	336	52,931

Balance as of December 31, 2022	55,140,210	$756	$344,734	$(9,423)	$(21,138)	$85,575	$2,350	$402,854

*)	Represents an amount lower than $1.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from operating activities:

Net income	$52,931	$47,322	$34,157
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	22,240	28,669	23,383
Stock-based compensation	3,835	4,711	3,987
Accretion of discount on Series B Debentures	85	106	134
Impairment of right of use asset	-	1,439	351
Capital loss (gain) from sale of property and equipment	26	(60)	44

Net changes in operating assets and liabilities
Increase in net trade receivables, unbilled receivables and contract assets	(21,860)	(13,937)	(5,168)
Decrease (increase) in other operating assets	7,729	17,743	(2,049)
Decrease in deferred tax liabilities, net	(10,134)	(1,902)	(16)
Increase (decrease) in trade payables	4,634	(529)	(1,344)
Decrease (increase) in other operating liabilities	(8,046)	(8,325)	1,435
Increase (decrease) deferred revenues	(7,738)	4,930	2,992
Increase in accrued severance pay, net	78	375	349

Net cash provided by operating activities	43,780	80,542	58,255

Cash flows from investing activities:

Purchase of property and equipment	(2,757)	(3,786)	(2,633)
Proceeds from sale of property and equipment	54	1,111	12
Capitalized software development costs	(6,097)	(7,911)	(5,798)
Net cash received from (paid for) acquisitions (b)	(3,466)	831	(109,052)
Proceeds from (investment in) short-term bank deposits, net	26	10,031	(30,397)
Proceeds from restricted deposit on account of future acquisition	-	-	22,890
Purchase of other intangible asset	(200)	(151)	(2,810)

Net cash provided by )used in( investing activities	$(12,440)	$125	$(127,788)

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from financing activities:

Proceeds from employee stock options exercised	$-	$2,038	$5,050
Receipt of short-term loan	-	-	20,000
Repayment of loans	-	-	(20,000)
Proceeds from issuance of Series B Debentures, net of issuance expenses	-	-	60,346
Repayment of Series B Debentures	(19,796)	(19,796)	(9,898)
Distribution of dividend	(38,579)	(20,255)	(7,044)
Payments of contingent consideration	-	(926)	(538)
Acquisition of non-controlling interests	-	(990)	(147)
Dividend to non-controlling interest	-	(31)	-
Proceeds from issuance of ordinary shares, net of issuance expenses	-	-	108,737

Net cash provided by (used in) financing activities	(58,375)	(39,960)	156,506

Effect of exchange rate changes on cash	(2,923)	(3,025)	(707)

Increase (decrease) in cash, and cash equivalents	(29,958)	37,682	86,266
Cash, cash equivalents at beginning of year	190,243	152,561	66,295

Cash and cash equivalents at end of year	$160,285	$190,243	$152,561

Supplemental cash flow activities:

(a) Cash paid during the year for:

Interest, net	$850	$3,218	$5,439

Income taxes, net	$10,634	$6,654	$16,330

(b) Net cash received from (paid for) acquisitions:
Fair value of assets acquired and liabilities assumed at the date of acquisition:
Working capital, net (excluding cash and cash equivalents)	$317	$238	$10,839
Other long-term assets	-	-	(9,577)
Other long-term liabilities	-	-	24,572
Redeemable non-controlling interests	-	-	450
Goodwill and other intangible assets	(3,783)	593	(135,336)

	$(3,466)	$831	$(109,052)
(c) Non-cash transactions:
Net lease liabilities arising (modifying) from obtaining right-of-use assets	$(24)	$5,526	$1,861
Property and equipment purchase incurred but unpaid at year end	$268	$262	$490

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

Sapiens International Corporation N.V. (“Sapiens”) and its subsidiaries (collectively, the “Company”), a member of the Formula Systems (1985) Ltd. (“Formula”) Group, is a global provider of software solutions for the insurance industry. The ultimate parent of the Company is Asseco Poland S.A. (“Asseco”), a Polish public company, traded on the Warsaw Stock Exchange. The Company’s expertise is reflected in its innovative software, solutions and professional services for property & casualty (P&C); reinsurance; life, pension & annuity (L&P); workers’ compensation (WC); medical professional liability (MPL); financial & compliance (F&C); and decision modeling for both insurance and financial markets. The Company offers end to end solutions for insurers core, data & analytics and digital operations, as well as stand-alone solutions which help them optimize and maximize their current investment.

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

For those subsidiaries, whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of an accumulated other comprehensive income (loss) within equity.

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

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table presents the changes in the allowance for credit losses for the years ended December 31, 2022 and 2021:

	December 31,
	2022	2021

Balance at the beginning of the year	$1,337	$1,558
Current period provision	428	68
Write offs	(635)	-
Recoveries collected	-	(289)

Balance at year end	$1,130	$1,337

g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	20 - 33
Office furniture and equipment	6 - 33
Buildings	2.5
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

h.	Leases:

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

Capitalized software development costs are amortized using the straight-line method over the estimated useful life of the software products (primarily seven years).

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

Technology and patents acquired are amortized over their estimated useful life on a straight-line basis. The acquired customer relationships are amortized over their estimated useful lives in proportion to the economic benefits realized method. The average annual rates for other intangible assets are as follows:

%

Technology	13 - 33
Customer relationships	7 – 17
Patents	10

l.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the identifiable tangible and intangible assets acquired. Under ASC 350,“Intangibles- Goodwill and Other” (“ASC 350”), goodwill is subject to an annual impairment test at least annually or more frequently if impairment indicators are present. Goodwill impairment is required if the carrying amount of a reporting unit exceeds its estimated fair value. The Company operates in four reporting units: L&P (Life & Pension), P&C (Property & Casualty), Decision and IPELS.

For the years ended December 31, 2022, 2021 and 2020, no impairment of goodwill has been recorded.

m.	Impairment of long-lived assets:

The Company’s long-lived assets to be held and used including right-of-use assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360 “Property, Plant, and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. ASC 360 provides examples of events or changes in circumstances that might indicate that impairment exists for a particular long-lived asset or asset group.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Among those events and circumstances that the Company believes to be impairment indicators are:

-	A significant decrease in the market price of a long-lived asset (asset group).

-	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition.

The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2022, no impairment losses have been identified.

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

The Company recognizes revenue on such contracts over time, using the percentage of completion accounting method. The Company recognizes revenue as the work is performed, based on a ratio between actual costs incurred compared to the total estimated costs for the contract. Determining the projected labor costs requires understanding the project-specific circumstances, including the specific terms and conditions of each contract, changes to the project schedule, and complexity of the project. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses become probable, in the amount of the estimated loss on the entire contract.

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

In addition to software license fees, contracts with customers may contain an agreement to provide maintenance services. The Company considers the maintenance performance obligation as a distinct performance obligation that is satisfied over time and recognized on a straight-line basis over the contractual period.

The Company pays sales commissions primarily to sales personnel based on their attainment of certain predetermined sales goals. Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions paid for initial contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized over an expected period of benefit. Sales commissions for initial contracts, which are commensurate with sales commissions paid for renewal contracts, are capitalized and amortized correspondingly to the recognized revenue of the related initial contracts. Sales commissions for renewal contracts are capitalized and amortized on a straight-line basis over the related contractual renewal period. If the expected amortization period is one-year or less, the Company uses the practical expedient and the commission fee is expensed as incurred.

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

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent the Company believes they will not be realized. The Company considers all available evidence, including historical information, long range forecast of future taxable income and evaluation of tax planning strategies. Amounts recorded for valuation allowance can result from a complex series of judgments about future events and can rely on estimates and assumptions.

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

The Company’s cash and cash equivalents and short-term bank deposit are invested in bank deposits mainly in US dollars.

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

Severance expense for the years 2022, 2021 and 2020 amounted to $5,199, $4,538 and $4,020, respectively.

The Company has a 401(k) retirement savings plan for most of its U.S. employees. Each eligible employee may elect to contribute a portion of its employee’s compensation to the plan. The Company has a discretionary employer match. In the reporting periods, this match ranges from 1.25-3% if an employee contributed 5-6%.

Such 401(k) employer match expense for the years 2022, 2021 and 2020 amounted to $1,280, $1,282 and $1,233, respectively.

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

The fair value of each option granted in 2022, 2021 and 2020 using the Binomial model, was estimated on the date of grant with the following assumptions:

	Year ended December 31,
	2022	2021	2020

Contractual life	6 years	6 years	6 years
Expected exercise factor	2-2.8	2-2.8	2-2.8
Dividend yield	0%	0%	0%
Expected volatility (weighted average)	35.5%-36.4%	36.3%-36.9%	31.0%-35.2%
Risk-free interest rate	3.0%-4.3%	0.5%-1.3%	0.4%-1.8%

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

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying amounts of cash and cash equivalents, short-term bank deposit, trade receivables, other receivables and prepaid expenses (excluding derivatives) and accounts payable, accrued expenses and other current liabilities approximate fair value due to the short-term maturities of such instruments.

The following table presents assets measured at fair value on a recurring basis as of December 31, 2022 and 2021:

	December 31,
	2022	2021
	Fair value measurement using input Level 2
Other receivables and prepaid expenses:

Derivative instruments	$109	$188

u.	Derivatives and hedging:

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

In 2022, 2021 and 2020 the Company entered into forward contracts in the aggregate notional amounts of $168,850, $140,688 and $260,862, respectively, and in 2022, 2021 and 2020, the Company entered into option contracts in the notional amounts of nil, $27,138 and $1,650, respectively, in order to protect against foreign currency fluctuations.

As of December 31, 2022, 2021 and 2020, the Company had outstanding options and forward contracts, in the notional amount of $15,900, $20,000 and $3,866, respectively.

In 2022 the Company recorded financial expense, net of $1,193, and in 2021 and 2020 the Company recorded financial income, net of $3,338 and $104 respectively, with respect to the above transactions, presented in the statements of income as part of financial expenses, net.

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

The Company accounts for comprehensive income (loss) in accordance with ASC 220, “Comprehensive Income”. Comprehensive income (loss) generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company records transactions under comprehensive income net of income tax.

x.	Recently adopted accounting standards:

In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Topic 832): Disclosure by Business Entities about Government Assistance.” The new standard improves the transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity’s financial statements. This guidance is effective for financial statements issued for annual periods beginning after December 15, 2021. The adoption of this ASU did not have a significant impact on the Company’s financial statements and disclosures.

y.	Recently issued accounting pronouncements:

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”. The standard requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606, Revenue from Contracts with Customers, as if it had originated the contracts. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. This ASU is currently not expected to have a material impact on our consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:- ACQUISITIONS

1.	Acquisition of I.T Cognitive Ltd.:

On May 19, 2022, Sapiens completed the acquisition of 100% of the outstanding shares of I.T Cognitive Ltd. (“Cognitive”), an Israeli company which provides digital transformation solutions, for a total cash consideration of $3,466.

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

During 2021, the Company and TIA’s former shareholders (“Sellers”) agreed on the final working capital adjustments which resulted in a repayment of $831 from Sellers to the Company.

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

On July 27, 2020 (the “Delphi Acquisition Date”), the Company completed the acquisition of all of the outstanding shares of Delphi Technology Inc. (“Delphi”), a leading vendor of software solutions for property & casualty (P&C) carriers, with a focus on the medical professional liability (MPL)/healthcare professional liability (HCPL) markets (sometimes referred to as “medical malpractice”). The total purchase price was $19,600 in cash.  Acquisition related costs amounted to $299, and are presented under selling, marketing, general and administrative in the Company’s consolidated statements of income. The results of Delphi’s operations have been included in the consolidated financial statements from the Delphi Acquisition Date.

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted on March 27, 2020 in the United States. On April 22, 2020, Delphi applied for such aid in the form of U.S. Small Business Administration’s Paycheck Protection Program (“PPP Loan”) in the amount of $1,546. The PPP Loan is scheduled to mature on April 22, 2022, has a 1% interest rate, and is subject to the terms and conditions applicable to all loans made pursuant to the Paycheck Protection Program as administered by the U.S. Small Business Administration (“SBA”) under the CARES Act. A loan forgiveness request to SBA was applied by Delphi prior to the acquisition of the Company. In October 2022, SBA approved the loan forgiveness in the amount of $1,465 which recorded as a financial income. The rest of the amount (including the interest) was fully paid in December 2022.

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

5.	Acquisition of Tiful Gemel Ltd.:

On June 1, 2020, Sapiens completed the acquisition of 75% of the outstanding shares of Tiful Gemel Ltd. (“Tiful Gemel”), an Israeli company which provides software solutions and managed services related to pension and provident funds in the Israeli market, for a total cash consideration of $1,281. In addition, under the share purchase agreement, the Company is committed to acquire the remainder of Tiful Gemel’s outstanding shares on June 1, 2023.

Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of income.

On July 8, 2021, the Company completed the acquisition of additional 20% of the outstanding shares of Tiful Gemel for a total amount of $390.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 4:- OTHER LONG-TERM ASSETS

	December 31,
	2022	2021

Unbilled receivables	1,902	1,642
Rent deposits	2,083	2,077
Other	268	447

	$4,253	$4,166

NOTE 5:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2022	2021
Cost:
Computers and peripheral equipment	$40,101	$45,290
Office furniture and equipment	8,260	9,212
Buildings and leasehold improvements	8,192	9,210

	56,553	63,712
Accumulated depreciation:
Computers and peripheral equipment	34,285	38,770
Office furniture and equipment	5,532	5,741
Buildings and leasehold improvements	4,715	4,743

	44,532	49,254

Depreciated cost	$12,021	$14,458

Depreciation expense totaled $4,242, $5,360 and $4,698 for the years 2022, 2021 and 2020, respectively.

NOTE 6:- LEASES

The Company leases substantially all of its office space and vehicles under operating leases. The Company’s leases have original lease periods expiring between 2023 and 2034. Some leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement. Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancellable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

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

The corresponding lease liabilities are classified as current and non-current operating lease liabilities.

The components of operating lease costs were as follows:

	Year ended December 31,
	2022	2021

Operating lease cost	$6,019	$7,946
Variable lease cost	4,004	4,241
Short-term lease cost	829	373

Total lease costs	$10,852	$12,560

The following is a summary of weighted average remaining lease terms and discount rates for all of the Company’s operating leases:

	December 31,
	2022	2021

Weighted average remaining lease term (years)	7.28	6.26
Weighted average discount rate	5.08%	4.77%

Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2022 and 2021, respectively, was $9,789 and $10,964 (included in cash flows from operating activities).

Maturities of lease liabilities are as follows:

2023	$9,300
2024	7,458
2025	6,550
2026	6,254
2027	5,719
Thereafter	7,670

Total undiscounted cash flows	42,951
Less imputed interest	5,456

Present value of lease liabilities	$37,495

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:- CAPITALIZED SOFTWARE DEVELOPMENT COSTS, NET

The changes in capitalized software development costs for the years ended December 31, 2022 and 2021 were as follows:

	Year ended December 31,
	2022	2021

Balance at the beginning of the year	$25,203	$24,362

Capitalization	6,097	7,911
Amortization	(5,840)	(7,679)
Functional currency translation adjustments	(2,034)	609

Balance at year end	$23,426	$25,203

Amortization of capitalized software development costs for 2022, 2021 and 2020, was $5,840, $7,679 and $6,558, respectively. Amortization expense is included in cost of revenues.

NOTE 8:- OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net, are comprised of the following:

	Weighted average remaining useful life (years)	December 31,
		2022	2021
Original amounts:

Customer relationships	6.7	$55,178	$57,317
Technology	3.3	70,264	70,123
Patents	1.5	1,364	1,544

		126,806	128,984

Accumulated amortization:

Customer relationships		27,717	23,940
Technology		53,832	46,960
Patents		1,254	1,145

		82,803	72,045

Other intangible assets, net		$44,003	$56,939

In December 2021, the Company purchased assets from a U.S company, for a total consideration of approximately $600. The acquired assets mainly included customer relationship and technology.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8:- OTHER INTANGIBLE ASSETS, NET (Cont.)

b.	Amortization of other intangible assets was $12,158, $15,630 and $12,127 for 2022, 2021 and 2020, respectively.

c.	Estimated amortization expense for future periods:

2023	$11,751
2024	8,862
2025	6,665
2026	6,412
Thereafter	10,313

$44,003

NOTE 9:- GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2022 and 2021 are as follows:

	Year ended December 31,
	2022	2021

Balance at the beginning of the year	$261,141	$264,282

Acquisitions	2,123	593
Functional currency translation adjustments	(11,032)	(3,734)

Balance at year end	$252,232	$261,141

NOTE 10:- ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2022	2021

Government authorities	$15,297	$7,010
Accrued expenses and other liabilities	19,409	26,038

	$34,706	$33,048

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:- SERIES B DEBENTURES, NET OF CURRENT MATURITIES

	December 31,
	2022	2021

Series B Debentures	$79,186	$98,982
Less: Current maturities	(19,796)	(19,796)
Less: Unamortized debt discounts and issuance costs	(114)	(200)

	$59,275	$78,986

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

In accordance with the indenture for the Series B Debentures, the Company is required to meet the following financial covenants: (1) Target shareholders’ equity (excluding minority interest)- above $120 million – as of December 31, 2022, total shareholders’ equity was approximately $400.5 million; and (2) Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65% - as of December 31, 2022 the ratio of net financial indebtedness to net capitalization was (32.96)%.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:- SERIES B DEBENTURES, NET OF CURRENT MATURITIES (Cont.)

(3) Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5. As of December 31, 2022, the Target ratio of net financial indebtedness to EBITDA was (1.14). As of December 31, 2022, Sapiens is in compliance with all of its financial covenants.

During the years ended December 31, 2022, 2021 and 2020, the Company recorded $2,671, $3,337 and $3,180, respectively, of interest expense and $85, $106 and $134, respectively of amortization of debt issuance costs, premium and discount in respect of the Series B Debentures.

As of December 31, 2022, and 2021, the estimated fair value of the Company’s Series B Debentures was $75,192 and $100,465, respectively. The fair value was determined based on the closing trading price of the Series B Debentures as of the last day of trading for the period. The fair value of the Series B Debentures is considered a Level 2 measurement as they are not actively traded.

NOTE 12:- COMMITMENTS AND CONTINGENCIES

a.	Sapiens Technologies (1982) Ltd. (“Sapiens Technologies”), a subsidiary incorporated in Israel, was partially financed under programs sponsored by the Israel Innovation Authority (“IIA”), formerly the Office of the Chief Scientist, for the support of certain research and development activities conducted in Israel. In exchange for participation in the programs by the IIA, the Company agreed to pay 3.5% of total net consolidated license and maintenance revenue and 0.35% of the net consolidated consulting services revenue related to the software developed within the framework of these programs based on an understanding with the IIA reached in January 2012.

Royalty expense amounted to $816, $531 and $494 in 2022, 2021 and 2020, respectively, and are included in cost of revenues.

As of December 31, 2022 and 2021, the Company had a contingent liability to pay royalties of up to $5,661 and $5,454, respectively.

b.	The Company provided bank guarantees in the amount of $846 as security for the rent to be paid for its leased offices. The bank guarantees will be expired and renewed in February 2023. As of December 31, 2022 and 2021, the Company provided bank guarantees of $262 and $320, respectively, as security for the performance of various contracts with customers and suppliers.

c.	In accordance with the indenture for the Series B Debentures, the Company is required to meet certain financial covenants. See Note 11 above.

d.	Contingent purchase obligations

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

Taxable income of Israeli companies was generally subject to corporate tax at the rate of was 23% in 2022 and 2021. Some of the Israeli subsidiaries are eligible for tax benefits as described below.

2.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 (“the Law”):

Amendment 73 to the law:

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years) 2016, which includes Amendment 73 to the Law for the Encouragement of Capital Investments (“the 2017 Amendment”) was published and was pending the publication of regulations, in May 2017 regulations were promulgated by the Finance Ministry to implement the “Nexus Principles” based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. Following the publication of the regulations the 2017 Amendment became fully effective. According to the 2017 Amendment, a Preferred Technological Enterprise, as defined in the 2017 Amendment, with total consolidated revenues of the group companies is less than NIS 10 billion, shall be subject to 12% tax rate on income derived from intellectual property (in development area A-a tax rate of 7.5%). In order to qualify as a Preferred technological enterprise certain criterion must be met, such as a minimum ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual revenues derived from exports. A PTE that acquires Benefited Intangible Assets from a foreign company for more than NIS 200 million after January 1, 2017, will be eligible for 12% reduce tax rate on capital gain upon sale of the Benefited Intangible Assets.

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

The tax-exempt income is attributable to the Company’s previous status as “Approved Enterprise” and “Benefited Enterprise”. Such tax-exempt income cannot be distributed to shareholders without subjecting the Company to payable income taxes. If dividends are distributed from previous tax-exempt profits, the Company will be liable for income tax at the rate applicable to its profits from the Approved Enterprise in at the tax rate enacted in the year in which the income was earned.

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

In 2021, the Company decided to apply and benefit from the Temporary Order and pay the reduced CIT as per the provisions of the Economic Efficiency Law in respect of its total accumulated tax-exempt earnings amounting to NIS 109 million (approximately $35.3 million), and accordingly recognized deferred tax liability of $3,531.

In 2022, the Company filed its application for the Temporary Order and paid the required amount to the ITA. As of December 31, 2022 all the trapped earnings were released.

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

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2022, was $61,275 and the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that were essentially permanent in duration as of December 31, 2022, was $6,078.

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

Starting from 2022, the TCJA requires taxpayers to capitalize research and development expenses with amortization periods over five for research activities conducted in the United States and over fifteen years for research activities conducted outside of the United States, which has increased the Company’s tax liability in the U.S. The tax provision expense has increased from prior year to account for the capitalization of research and development costs starting in 2022.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

d.	Net operating losses carryforwards:

As of December 31, 2022, certain subsidiaries had tax loss carryforwards in total of approximately $32,592. Most of these carryforward tax losses have no expiration date.

e.	Deferred tax assets and liabilities:

Significant components of the Company deferred tax assets and liabilities are as follows:

	December 31,
	2022	2021
Deferred tax assets:
Net operating losses carryforwards*)	$7,274	$7,142
Research and development	7,765	1,316
Lease liability	5,094	8,725
Reserves and allowances	4,737	5,119
Other	2,397	3,383

Deferred tax assets before valuation allowance	27,267	25,685
Valuation allowance	(4,815)	(5,104)

Deferred tax assets	22,452	20,581

Deferred tax liabilities:
Capitalized software development costs	(3,085)	(3,045)
Lease right-of-use asset	(4,739)	(8,098)
Acquired intangibles	(10,538)	(13,169)
Property and equipment	(229)	(367)
Undistributed earnings	(5,622)	**) (8,047)
Other	(184)	(93)

Deferred tax liabilities	(24,397)	(32,819)

Deferred tax liabilities, net	$(1,945)	$(12,238)

*)	Net of $1,145 and $1,180 provision for unrecognized tax benefits related to carryforward losses as of December 31, 2022 and 2021, respectively.

**)	Include $3,531 related to the Company’s election to release the trapped earnings - see Note 13.a.2.

	December 31,
	2022	2021

Deferred tax assets, net	$9,418	$3,122
Deferred tax liabilities, net	(11,363)	(15,360)

Deferred tax liabilities, net	$(1,945)	$(12,238)

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from operating losses carry forwards and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2022	2021	2020

Domestic (Israel)	$27,373	$39,248	$34,037
Foreign	38,177	18,038	7,161

	$65,550	$57,286	$41,198

g.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income for an Israeli company, and the actual tax expense as reported in the statements of income is as follows:

	Year ended December 31,
	2022	2021	2020
Income before taxes on income, as reported in the statements of income	$65,550	$57,286	$41,198

Statutory tax rate in Israel	23%	23%	23%

Theoretical taxes on income	$15,077	$13,176	$9,476

Increase (decrease) in taxes resulting from:
Foreign and preferred enterprise tax rates differences	(5,579)	(7,338)	(5,511)
Changes in carry forward tax losses and other temporary differences for which valuation allowance was provided	(289)	(1,645)	558
Non-deductible expenses	1,100	1,437	1,722
Increase in uncertain tax positions, net	2,855	616	755
Undistributed earnings	(461)	-	-
Release of trapped earnings (see note 13.a.2)	-	3,531	-
Others	(84)	187	41

Taxes on income, as reported in the statements of income	$12,619	$9,964	$7,041

h.	Taxes on income are comprised as follows:

	Year ended December 31,
	2022	2021	2020

Current	$22,912	$11,866	$7,543
Deferred	(10,293)	(1,902)	(502)

	$12,619	$9,964	$7,041

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

	Year ended December 31,
	2022	2021	2020

Domestic (Israel)	$4,194	$9,086	$3,695
Foreign	8,425	878	3,346

	$12,619	$9,964	$7,041

i.	Uncertain tax benefits:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2022	2021

Balance at the beginning of the year	$8,920	$7,646
Increase in tax positions	4,455	2,731
Decrease in tax positions	(588)	(290)
Statue limitation	(1,012)	(890)
Tax assessment close	-	(277)

Balance at the end of the year	$11,775	$8,920

As of December 31, 2022 and 2021, accrued interest related to unrecognized tax benefits amounted to $1,253 and $1,143, respectively.

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

Tax assessments filed by part of the Company’s Israeli subsidiaries through the year ended December 31, 2017, are considered to be final.

The Company is currently under audit in several jurisdictions for the tax years 2018 and onwards. Timing of the resolution of audits is highly uncertain and therefore, as of December 31, 2022, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits.

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

As of December 31, 2022, 1,560,205 common shares of the Company were available for future grant under the 2021 Plan. Any options granted under the 2021 Plan which are forfeited, cancelled, terminated or expired, will become available for future grant under the 2021 Plan.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:- EQUITY (Cont.)

A summary of the stock option activities in the year ended on December 31, 2022 is as follows:

	Year ended December 31, 2022
	Amount of options	Weighted average exercise	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Outstanding on January 1, 2022	1,835,385	22.27	3.77	$22,374
Granted	404,500	21.19
Exercised	(21,253)	10.65
Expired and forfeited	(85,869)	24.07

Outstanding on December 31, 2022	2,132,763	21.51	3.30	5,531

Vested and expected to vest	2,132,763	21.51	3.30	5,531

Exercisable on December 31, 2022	1,010,513	16.21	1.95	$4,305

The weighted average grant date fair values of the options granted during the years ended December 31, 2022, 2021 and 2020 were $7.22, $10.35 and $7.99, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2022, 2021 and 2020 was $250, $8,505 and $11,658, respectively.

The options outstanding under the Company’s stock option plans as of December 31, 2022 have been separated into ranges of exercise prices as follows:

					Weighted
		Weighted			Average
	Options	Average	Weighted	Options	Exercise
	outstanding	remaining	average	Exercisable	price of
	as of	contractual	exercise	as of	Options
Ranges of	December 31,	Term	price	December 31,	Exercisable
exercise price	2022	(Years)		$2022	$

8	2,000	1.18	8	2,000	8
8.37-10.02	590,097	0.82	9.96	590,097	9.96
10.78-18.77	220,416	4.30	16.49	62,916	11.99
22.54-24.33	423,250	4.42	23.10	141,250	23.69
27.79-31.57	830,000	4.03	29.27	197,500	29.46
33.99	67,000	4.92	33.99	16,750	33.99

	2,132,763	3.30	21.51	1,010,513	16.21

The total equity-based compensation expenses related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2022, 2021 and 2020, was $3,835, $4,711 and $3,987, respectively. Such expenses are recorded as part selling, marketing, general and administrative expenses in the Company’s consolidated statements of income.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:- EQUITY (Cont.)

A summary of the RSU activities in the year ended on December 31, 2022, is as follows:

	Amount of options	Weighted Average Grant-Date Fair Value

Unvested on January 1, 2022	203,756	26.46
Granted	7,500	23.24
Vested	(53,948)	26.32
Expired and forfeited	(18,164)	24.73

Unvested on December 31, 2022	139,144	26.56

The Company recorded compensation costs related to RSUs of $794 for the year ended December 31, 2022, which were included in Selling, marketing, general and administrative expenses in the Company’s consolidated statements of income.

c.	As of December 31, 2022, there was $8,329 of total unrecognized compensation cost related to non-vested options and RSUs, which is expected to be recognized over a weighted-average period of 1.84 years.

d.	Dividend:

On May 3, 2022, the Company’s board of directors approved the distribution, based on 2021 results, of a cash dividend of $0.47 per common share for a total amount of $25,900 that was paid on May 25, 2022.

On the same meeting, the Company’s board of directors approved a change to the dividend policy, whereby the dividend distribution will be paid on a semi-annual basis.

On August 3, 2022, the Company’s board of directors approved the distribution, based on 2022 first half results, of a cash dividend of $0.23 per common share for a total amount of $12,679 that was paid during August 2022.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:- RELATED PARTIES TRANSACTIONS

Agreements with controlling shareholder and its affiliates:

The Company has in effect services agreements with certain companies that are affiliated with Formula, Sapiens’ parent company (most recently since December 23, 2014 and thereafter), and Asseco, Sapiens’ ultimate parent company, pursuant to which the Company has received services amounting to approximately $14,813, $14,598 and $8,523, in aggregate for the years ended December 31, 2022, 2021 and 2020. In addition, during the years ended December 31, 2022, 2021 and 2020, the Company purchased from those affiliated companies an aggregate of approximately $109, $369 and $267 of hardware and software.

During the years ended December 31, 2022, 2021 and 2020, Asseco provided back office and professional services and fixed assets to the Company subsidiary, Sapiens Software Solutions (Poland) Sp. z o.o in an amount totaling approximately $181, $197 and $521, respectively.

As of December 31, 2022, and 2021, the Company had trade payables balances due to its related parties in amount of approximately $2,927 and $3,187, respectively. In addition, as of December 31, 2022 and 2021, the Company had trade receivables balances due from its related parties in amount of approximately $1,149 and $858, respectively.

NOTE 16:- BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2022	2021	2020
Numerator (thousands):

Net income attributed to Sapiens’ shareholders	$52,595	$47,171	$33,775

Denominator:

Denominator for basic earnings per share - weighted average number of common shares, net of treasury stock	55,116,832	54,785,243	51,208,319
Stock options and RSU	453,661	805,058	950,958

Denominator for diluted net earnings per share - adjusted weighted average number of shares	55,570,493	55,590,301	52,159,277

The weighted average number of shares related to outstanding anti-dilutive options excluded from the calculations of diluted net earnings per share was 1,275,275, 804,438 and 200,000 for the years 2022, 2021 and 2020, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:- GEOGRAPHIC INFORMATION

a.	The Company operates in a single reportable segment as a provider of software solutions for the insurance industry. See Note 1 for a brief description of the Company’s business. The data below is presented in accordance with ASC 280, “Segment Reporting”.

b.	Geographic information:

The following table sets forth revenues by country based on the billing address of the customer. Other than as shown below, no other country accounted for more than 10% of the Company’s revenues during the years ended December 31, 2022, 2021 and 2020.

	Year ended December 31,
	2022	2021	2020
1. Revenues:

North America *)	$197,519	$188,980	$187,258
Europe **)	232,840	237,054	172,660
Rest of the world	44,377	35,001	22,985

	$474,736	$461,035	$382,903

*)	Revenues from North America that are shown in the above table consist of revenues primarily from the United States (in amounts of $195,916, $186,909 and $186,687 during the years ended December 31, 2022, 2021 and 2020, respectively). Revenues from United States are higher by more than 20% than any other country (including Europe and rest of the world countries).

**)	Revenues from Europe include revenues from United Kingdom, or UK, European Union countries (including Nordic region) and Israel. Revenues from the UK amounted to $64,380, $63,738 and $42,078 during the years ended December 31, 2022, 2021 and 2020, respectively.

	December 31,
	2022	2021
2. Long- lived assets, including property and equipment, net and operation right-of-use assets:

Israel	$16,184	$22,263
North America	8,794	4,737
APAC	17,229	20,104
Europe	3,502	11,019

	$45,709	$58,123

c.	Major customer data:

For the years ended December 31, 2022, 2021 and 2020, no single customer contributed more than 10% to the Company’s total revenues.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 18:- REVENUE

Remaining performance obligations represent contract revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. The aggregate amount of consideration allocated to performance obligations either not satisfied or partially unsatisfied was approximately $209 million as of December 31, 2022. The Company expects to recognize in 2023 approximately 68% from remaining performance obligations as of December 31, 2022, and the remainder thereafter. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration; the remaining performance obligations related to professional services contracts that are on a T&M basis were excluded, as the Company elected to apply the practical expedients in accordance with ASC 606.

Disaggregation of revenue:

The following table provides information about disaggregated revenue by type of contract, and timing of revenue recognition (in thousands):

	Years ended December 31,
	2022	2021

Project implementation phase:
Revenues from pre-production implementation projects	$189,335	$178,419
Revenues from post-production implementation projects	285,401	282,616

Total	$474,736	$461,035

Pre-production and post-production revenues include license, maintenance, professional services and cloud solutions.

Contract balances:

The following table provides information about trade receivables, unbilled receivables, contract assets and contract liabilities (deferred revenues) from contracts with customers (in thousands):

	December 31,
	2022	2021

Trade receivables (net of allowance for credit losses of $1,130 and $1,337 on December 31, 2022 and 2021, respectively)	58,563	53,985
Short-term unbilled receivables *)	20,488	16,072
Long-term unbilled receivables *)	1,169	858
Contract assets **)	15,064	6,988
Deferred revenues (short-term contract liabilities) ***)	30,720	39,614
Long-term deferred revenues (long-term contract liabilities) ***)	-	299

*)	Unbilled receivables relate to revenue recognized in excess of amounts invoiced as the Company has an unconditional right to invoice and receive payment in the future related to its fulfilled obligations.

**)	Contract assets relate to unbilled receivables (including a long-term balance of $733 and $784 presented in other long-term assets as of December 31, 2022 and 2021, respectively), which represent revenue recognized on arrangements for which billings have not yet been presented to customers because the amounts were earned but not contractually billable as of the balance sheet date, and the right to consideration is generally subject to milestone completion, client acceptance or factors other than the passage of time.

***)	Deferred revenue represents billings to customers for which revenue has not yet been recognized. Deferred revenue that is expected to be recognized beyond the next 12 months is considered long-term deferred revenue and included in other long-term liabilities in the consolidated balance sheets.

During the year ended December 31, 2022, the Company recognized $37,447 that was included in deferred revenues (short-term contract liability) balance on December 31, 2021.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 19:- SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2022	2021	2020

Total costs	$64,753	$61,924	$47,156
Less - capitalized software development costs	(6,097)	(7,911)	(5,798)

Research and development expenses, net	$58,656	$54,013	$41,358

b.	Financial expense, net

	Year ended December 31,
	2022	2021	2020

Interest expenses, net	$1,427	$2,907	$3,922
Exchange rate loss (gain), net	(360)	342	(232)
PPP loan forgiveness *)	(1,465)	-	-
Derivatives loss (gains), net	1,193	(3,338)	(104)
Bank charges and other	146	291	219

Financial expense, net	$941	$202	$3,805

*)	See note 3

NOTE 20:- SUBSEQUENT EVENT

On March 29, 2023, based on the results of the six months period commencing July 1, 2022 until December 31, 2022, the Company's board of directors approved the distribution of a cash dividend of $0.25 per common share for a total amount of approximately $13,800 that will be paid during April 2023.

- - - - - - - -