Form 20-F
period 2023-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2024-03-26
CIK 885740

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

As of December 31, 2023, the Registrant had 55,733,234 Common Shares, par value € 0.01 per share, outstanding (which excludes 2,328,296 Common Shares held in treasury).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Yes ☐ No ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b)

Yes ☐ No ☒

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

Cautionary Note Regarding Forward-Looking Statements

Certain matters discussed in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	the degree of our success in our plans to leverage our global footprint to grow our sales;

●	the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy;

●	the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions;

●	our lengthy and complex sales cycles, which do not always result in the realization of revenues;

●	the degree of our success in retaining our existing customers and competing effectively for greater market share;

●	the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows;

●	difficulties in successfully planning and managing changes in the size of our operations;

●	the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream;

●	the challenges and potential liability that heightened privacy laws and regulations pose to our business;

●	occasional disputes with clients, which may adversely impact our results of operations and our reputation;

●	various intellectual property issues related to our business;

●	potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems;

●	risks related to the insurance industry in which our clients operate;

●	risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and

●	risks related to our principal location in Israel and our status as a Cayman Islands company.

The forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed in Item 3 – “Key Information” under the caption “Risk Factors” and cautionary statements appearing elsewhere in this annual report in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to conform these statements to actual results or to changes in our expectations.

v

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

Risks Related to Our Business, Our Industry and Our Financing Activities

●	Our performance is dependent on the success of our M&A growth strategy, and the integration and continued success of the entities that we acquire.

●	Our product development and sales cycles are often lengthy, requiring us to expend significant time and resources prior to, and without assurances of, generating associated revenues.

●	Macroeconomic headwinds caused by inflation, relatively high interest rates, and potentially unfavorable currency exchange rate movements have, in the recent past, adversely impacted, and may once again adversely impact, our revenues, profitability and cash flows.

●	Retention of key talent is challenging in the current labor markets in the regions in which we operate.

●	Failure to manage our growth— both organic and non-organic—could effectively harm our business.

●	We may be unable to successfully develop and deploy new technologies to address the updated needs of our customers.

●	The market for software solutions and related services is highly competitive and dynamic, and we may be unable to adapt rapidly enough to changing market conditions and to compete successfully with existing or new competitors.

●	Long-term, large, complex implementation projects that we work on often involve changes, which could cause disputes between us and our customers.

●	Security vulnerabilities in our software solutions could lead to reduced revenue or to liability claims.

●	We are subject to risks that are characteristic of the insurance market, including catastrophes, potential capital markets crashes, and consolidation.

●	Breaches or significant disruptions of our information technology systems have occurred and may occur again in the future.

●	We face increased competition from a wide variety of market participants.

Risks Related to Our International Operations

●	Fluctuations in foreign currency exchange rates have adversely affected, and could once again adversely affect, our results of operations.
●	Our expanding international operations are accompanied by costs, operational risks and required regulatory compliance in many jurisdictions.

Risks Related to Intellectual Property

●	We may be unable to protect our patents and trademarks from infringement and avoid infringing the intellectual property rights of others.

●	We may be liable to our clients for damages caused by a violation of intellectual property rights.

Risks Related to Our Israeli Operations and Our Status as a Cayman Islands Company

●	Israeli government tax benefits we receive may be terminated if we cease to qualify for them.

●	Our Israeli research and development grants impose various limitations on us, including restrictions on our ability to transfer manufacturing operations or technology outside of Israel.

●	Israel’s war against the terrorist organization Hamas and its hostilities with additional regional terrorist groups may adversely affect our operations.

Risks Relating to Our Business, Our Industry and Our Financing Activities

The implementation of our M&A growth strategy, which requires the integration of multiple acquired companies and their respective businesses, operations and employees with our own, involves significant risks, and the failure to integrate successfully may adversely affect our future results.

In the past decade we have completed a significant number of important acquisitions. Most recently, in the fourth quarter of 2023, we acquired NCDC S.A., a Poland-based company with a knowledge of Sapiens’ products in the Nordics, for a purchase price of $11.7 million. We also signed an agreement for the purchase of the remaining outstanding shares of Sapiens Software Solutions (Decision) Ltd. from its minority shareholders, which is expected to be completed by the end of the first quarter of 2024. During 2023, we also increased our holdings in Tiful Gemel (an Israeli provider of provident fund operation, pension clearinghouse services and other additional software services) and Neuralmatic to 100%, transforming those companies into wholly-owned subsidiaries. All such acquisitions are part of our integrated M&A growth strategy, which is centered on three key factors: growing our customer base, expanding our geographic footprint and adding complementary solutions to our portfolio— all while we seek to ensure our continued high quality of services and product delivery. Any failure to successfully integrate the business, operations and employees of our acquired companies, or to otherwise realize the anticipated benefits of these acquisitions, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies and technologies, and the harmonization of differences in the business cultures between these companies and their personnel. Integration of these businesses will be complex and time-consuming, will involve additional expense and could disrupt our business and divert management’s attention from ongoing business concerns. The challenges involved in integrating NCDC S.A. and other businesses that we have acquired or may acquire from time to time include:

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

Macro-economic headwinds caused by inflation, relatively high interest rates, and fluctuations in currency exchange rates have, in the recent past, and may again, adversely impact our revenues, profitability and cash flows.

Our business depends on overall demand within the global insurance technology sector, the economic health of our current and prospective clients, and worldwide economic conditions. We market and sell our insurance software solutions and services primarily in the European and North American regions, as well as, to a smaller extent, in various parts of the rest of the world. Uncertain economic conditions in those markets, including due to recent high levels of inflation, current relatively high interest rates and potential decreased economic output may reduce overall demand for our insurance software solutions and services. These factors could also delay or lengthen our sales cycles, and inhibit our international expansion, and may also lead to longer collection cycles for payments due from our customers, as well as result in an increase in customer bad debt. In addition, the weakening of European currencies in comparison to the U.S. dollar adversely impacted in a material manner our revenues and our results of operations as measured in U.S. dollars in 2022, and may again adversely impact them in the future. While the implications of these macroeconomic trends for our business, results of operations and overall financial position remain uncertain over the long term, the headwinds that were generated by these trends have created challenges for our business in the recent past. In 2022, we experienced a slower growth rate in revenues, profitability and cash flows as a result of those headwinds. Please see “Risks Relating to our International Operations—Our international operations expose us to risks associated with fluctuations in foreign currency exchange rates that have adversely affected, and could again adversely affect, our business” for a discussion of the headwinds created by currency exchange rates.

In addition to exerting the foregoing impact, macro-economic headwinds may amplify a number of risks for us, including, but not limited to, the following:

●	our ability to increase sales of new, enhanced solutions to existing customers may be hindered due to more cautious purchasing and investment strategies by corporate customers;

●	reduced economic activity, which could lead to a recession, could negatively impact customer discretionary spending on insurance solutions, which in turn could substantially impact our business operations and financial condition in an adverse manner;

●	our customer success efforts, our ability to enter into new markets and to acquire new customers may be impeded, in part due to lengthening of our sales cycles;

●	there may be an increase in our credit losses reserves as customers face economic hardship and collectability becomes more uncertain, including due to the risk of bankruptcies;

●	our ability to retain, attract and recruit employees may be adversely impacted if our growth rate and profitability decrease;

●	our ability to complete acquisitions may be hampered if we need to seek financing for such acquisitions; and

●	our ability to raise capital may be hurt.

The full impact of economic headwinds on our business and our future performance may also have the effect of heightening any of our other risk factors described in this annual report, and is difficult to predict when and whether those trends will emerge, so there is some level of risk that any guidance we provide to the market may turn out to be incorrect.

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

Our research and development, product delivery, and general and administrative, activities are conducted at locations where the competition for skilled technology professionals is particularly intense. While there has been strong competition for qualified human resources in the high-tech industry historically, the industry experienced record growth and activity over the last few years, both at the earlier stages of venture capital and growth equity financings, and at the exit stage of initial public offerings and mergers and acquisitions. This flurry of growth and activity caused a sharp increase in job openings in both high-tech companies and research and development centers, as well as the intensification of competition between employers to attract qualified employees in those jurisdictions. Employee attrition— for all fields and professions, and for all levels of management— accompanied this strong competition, and hi-tech companies such as ours that are based in Israel and these other jurisdictions have faced a shortage of skilled human capital, including engineering, research and development, sales and customer support personnel. Many of the companies with which we compete for qualified personnel may have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors.

While the foregoing trend has moderated over the last one to two years, if, going forward, we are unable to hire or retain qualified research and development personnel and other technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. Even if we succeed at retaining the necessary skilled personnel in our research and development and customer support efforts, our investments in our personnel and product development efforts increase our costs of operations and thereby reduce our profitability, unless accompanied by increased revenues. As a result of the intense competition for qualified human resources, the high-tech market in which we operate has experienced and may continue to experience significant wage inflation.  Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Given the highly competitive industry in which we operate, we may not succeed in increasing our revenues in line with our increasing investments in our personnel and research and development efforts.

Furthermore, as we seek to expand the marketing and offering of our products into new territories, it requires the retention of new, additional skilled personnel with knowledge of the particular market and applicable regulatory regime. Such skilled personnel may not be available at a reasonable cost relative to the additional revenues that we expect to generate in those territories, or may not be available at all. In particular, wage costs in lower-cost markets where we have recently added personnel, such as India, are increasing and we may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. The transition of projects to new locations may also lead to business disruptions due to differing levels of employee knowledge and organizational and leadership skills. Although we have never experienced an organized labor dispute, strike or work stoppage, any such occurrence, including with unionization efforts, could disrupt our business and operations and harm our financial condition. In addition, we may need to attract and train additional IT professionals at a rapid rate in order to serve several new customers or implement several new large-scale projects in a short period of time. If there is a downturn in economic conditions and we need to lay off some of those employees, that will result in our loss of the time and resources that we had invested in training them, and our loss of their accumulated know-how.

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

We depend heavily on repeat product and service revenues from our base of existing customers. Five of our largest customers accounted for, in the aggregate, 12.9% and 15.5% of our revenues in the years ended December 31, 2023 and 2022, respectively. If our existing customers are not satisfied with our solutions and services, they may not enter into new project contracts with us or continue using our technologies. A significant decline in our revenue stream from existing customers, including due to termination of agreement(s), would have a material adverse effect on our business, results of operations and financial condition.

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

For non-fixed price contracts, we generally provide our customers with up-front estimates regarding the duration, budget and costs associated with the implementation of our products. Due to the complexities described above, however, we may not meet those upfront estimates and/or the expectations of our customers, which could lead to a dispute with a client. In the past, these disputes have sometimes arisen with significant customers that have accounted for a significant portion of our revenues, and the settlement of these disputes reduced our revenues and operating profit relative to our prior estimates. In 2023 and 2022, certain customers canceled projects with us at the stage of implementation, resulting in the loss of potential future revenues from those customers. We expect that we may have similar cancellations by our customers in the future, during the implementation phase. These cancellations, if coupled with disputes with significant customers in the future, whether or not due to failure on our part, could result in lost revenues, lower profit margins, legal claims against us and even the refund of the customers’ money and could harm our reputation, thereby adversely affecting our ability to attract new customers and to sell additional solutions and services to existing customers.

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

In particular, our European activities are subject to the European Union General Data Protection Regulation, or GDPR, which has created additional compliance requirements for us. GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR became enforceable on May 25, 2018 and non-compliance may expose entities such as our company to significant fines or other regulatory claims. Also, the United Kingdom has implemented its own version of the GDPR, the so-called U.K. GDPR In the United States, the privacy regulations to which we may be subject include those promulgated under the authority of the Federal Trade Commission, state regulators and regulator enforcement positions and expectations. At the state level, all states have implemented security breach notification laws. Many states have adopted issue-specific laws pertaining to use of GPS and biometrics, among other technologies. Additionally, several states, including California, Virginia, Maryland and Utah, have enacted laws creating new individual privacy rights for consumers (as that word is broadly defined in each law) and placing increased privacy and security obligations on entities handling personal data of consumers or households. In California, we are subject to the California Consumer Privacy Act, or CCPA. The CCPA imposes enhanced disclosure requirements for us regarding our interactions with customers who are residents of California, such as comprehensive privacy notices for consumers when we, or our agents, collect their personal information. We are further required to ensure third-party compliance, as under the CCPA we could be liable if third parties that collect, process or retain personal information on our behalf violate the CCPA’s privacy requirements. The sanctions for non-compliance include fines and/or civil lawsuits. Other U.S. states, including Colorado, Virginia, Utah, Texas and Connecticut, have enacted similar - but not identical - laws, which either are or will go into effect in 2023 and beyond.

Any failure or perceived failure (including as a result of deficiencies in our policies, procedures or measures relating to privacy, data protection, marketing or client communications) by us to comply with laws, regulations, policies, legal or contractual obligations, industry standards or regulatory guidance relating to privacy or data security, may result in governmental investigations and enforcement actions, litigation, fines and penalties or adverse publicity and could cause our clients and partners to lose trust in us, which could have an adverse effect on our reputation and business. We expect that there will continue to be new proposed laws, regulations and industry standards relating to privacy, data protection, marketing, consumer communications and information security in the United States, the United Kingdom, the European Economic Area and other jurisdictions, and we cannot determine the impact such future laws, regulations and standards may have on our business. While we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with these standards, to the extent that we fail to adequately comply, that failure could have an adverse effect on our business, financial conditions, results of operations and cash flows.

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

Despite these protective systems and remedial measures, techniques used to obtain unauthorized access are constantly changing, are becoming increasingly more sophisticated and often are not recognized until after an exploitation of information has occurred. We may be unable to anticipate these techniques or implement sufficient preventative measures, and we therefore cannot assure you that our preventative measures will be successful in preventing compromise and/or disruption of our information technology systems and related data. We furthermore cannot be certain that our remedial measures will fully mitigate the adverse financial consequences of any cyber attack or incident. If we do not make a sufficient level of investment in our technology systems or if our systems become out-of-date or obsolete and we are not able to deliver the quality of data security that meet our independent security control certification requirements, our business could be adversely affected.

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

From time to time we have identified, and in the future we may identify other, vulnerabilities in some of our solutions and services. We devote significant resources to address security vulnerabilities through engineering more secure solutions, enhancing security and reliability features in our solutions and services, code hardening, conducting rigorous penetration tests, deploying updates to address security vulnerabilities, regularly reviewing our solutions’ security controls, reviewing and auditing our solutions against independent security control frameworks (such as ISO 27001, SOC 2), providing resources such as security training for our customers’ workforces and improving our incident response time, but security vulnerabilities cannot be totally eliminated. The cost of these steps could reduce our operating margins, and we may be unable to implement these measures quickly enough to prevent cyber-attackers from gaining unauthorized access into our solutions. Despite our preventative efforts, actual or perceived security vulnerabilities in our solutions may harm our reputation or lead to claims against us (and have in the past led to such claims), and could lead some customers to stop using certain systems or services, to reduce or delay future purchases of solutions or services, or to use competing solutions or services. If we do not make the appropriate level of investment in our solutions or if our solutions become out-of-date or obsolete and we are not able to deliver the quality of data security our customers require, our business could be adversely affected. Customers may also adopt security measures designed to protect their existing computer systems from attack, which could delay their adoption of our new solutions. Moreover, delayed sales, lower margins or lost customers resulting from disruptions caused by cyber-attacks and implementation of preventative measures could adversely affect our financial results, share price and reputation.

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

In the deed of trust that we have entered into with the trustee for the holders of our Series B Debentures, or the debentures, which we offered and sold in Israeli public offerings in September 2017 and June 2020, and in an Israeli private placement in September 2017, we have undertaken to maintain a number of conditions and limitations on the manner in which we can operate our business, including limitations on our ability to undergo a change of control, distribute dividends, incur a floating charge on our assets, or undergo an asset sale or other change that results in a fundamental change in our operations. The deed of trust also requires us to comply with certain financial covenants, including maintenance of a minimum shareholders’ equity level and a maximum ratio of financial indebtedness to shareholders’ equity, at levels that are customary for companies of comparable size. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements that could otherwise be financially advantageous to us and, by extension, our debenture holders. The deed of trust furthermore provides for an upwards adjustment in the interest rate payable under the debentures in the event that our debentures’ rating is downgraded below a certain level. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the Israeli rating of the debentures (below BBB-) would constitute an event of default that could result in the acceleration of our obligation to repay the debentures, of which there is $39.5 million principal amount outstanding (as of March 1, 2024), which accelerated repayment may be difficult for us to effect.

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

Risks Relating to Our International Operations

Our international operations expose us to risks associated with fluctuations in foreign currency exchange rates that have in the recent past adversely affected, and could once again adversely affect, our business.

Most of our revenues are derived from international operations that are conducted in local currencies. Those operations are conducted in US dollars, British pound sterling, or GBP, Euro, NIS, Danish Krone, or DKK, and Swedish Krona, or SEK. In 2023 and 2022, our revenues were approximately 44.9% and 45.9%, respectively, in US dollars, with the remainder in the other currencies.

In some territories, like in Israel, India and Poland, our cost of operations in local currency is higher than the revenues derived from such operations. In other territories, such as in the United Kingdom and Europe, our revenues are higher than our cost of operations in local currency. Because exchange rates between the NIS, GBP, Euro, Indian Rupee, or INR, and the Polish Zloty, or PLN, against the US dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations could negatively affect our revenue and profitability. In 2023, the GBP and Euro appreciated relative to the US dollar by 1% and 3%, respectively (based on the average exchange rates over the course of 2023 as compared to 2022), thereby increasing the US dollar value of the revenues that we generated in those other currencies and having a positive impact on our revenues and results of operations. However, in 2022, those European currencies depreciated relative to the US dollar by 14% and 13%, respectively, which had an adverse impact on our revenues and results of operations. Any return to that prior trend in future periods would have a similar adverse impact.

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

We are continuing to expand our international operations as part of our growth strategy. In fiscal years 2023 and 2022, 58.8% and 58.4% respectively, of our revenues were derived from outside of North America. Our current international operations and our plans to further expand our international operations subject us to a variety of risks, including:

●	Increased exposure to fluctuations in foreign currency exchange rates.

●	Increased exposure to global macroeconomic uncertainty caused by inflation and relatively high interest rates.

●	Complexity in our tax planning, and increased exposure to changes in tax regulations in various jurisdictions in which we operate, which could adversely affect our operating results and hinder our ability to conduct effective tax planning.

●	Increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations.

●	Longer payment cycles and difficulties in enforcing contracts and collecting accounts receivable.

●	The need to localize our products and licensing programs for international customers.

●	Lack of familiarity with and unexpected changes in foreign regulatory requirements.

●	The burden of complying with a wide variety of foreign laws and legal standards.

●	Compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, particularly in emerging market countries.

●	Import and export license requirements, tariffs, taxes and other trade barriers.

●	Increased financial accounting and reporting burdens and complexities.

●	Weaker protection of intellectual property rights in some countries.

●	Multiple and possibly overlapping tax regimes.

●	Political, social and economic instability abroad, terrorist attacks and general security concerns.

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

Approximately forty-seven percent (47%) of our employees are currently located in India. Our significant presence in India, in particular our Research & Development personnel and our personnel for the delivery of our professional services, poses a number of challenges. These challenges are related to more volatile economic conditions, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud), lack of due process, and inadvertent breaches of local laws or regulations. In addition, local business practices may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act) to which we are subject. It is possible that some of our employees, subcontractors, agents or partners may violate such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with such legal and regulatory requirements, our business and reputation may be harmed.

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

There has historically been limited trading volume in our common shares, both formerly on the Nasdaq Capital Market and more recently on the Nasdaq Global Select Market (after we uplisted to it in September 2020), as well as on the TASE. While over the past few years, there has been improvement, the trading volume is still relatively low, which results in reduced liquidity for our shareholders. As a further result of the historically limited volume, our common shares have experienced significant market price volatility in the past and may experience significant market price and volume fluctuations in the future, in response to factors such as announcements of developments related to our business, announcements by competitors, quarterly fluctuations in our financial results and general conditions in the industry in which we compete.

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

Our controlling shareholder, Formula Systems (1985) Ltd., beneficially owns approximately 43.6% of our outstanding Common Shares and therefore exerts a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control that may benefit our public shareholders.

Formula Systems (1985) Ltd. beneficially owns approximately 43.6% of our outstanding Common Shares. As a result, it exercises a controlling influence over our operations and business strategy and has sufficient voting power to control the outcome of various matters requiring shareholder approval. These matters may include:

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our Common Shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code. Based on our gross income and gross assets, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2023. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2024, or for any subsequent year, until we finalize our financial statements for that year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our Common Shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. Our characterization as a PFIC could result in material adverse tax consequences for you if you are a U.S. investor, including having gains realized on the sale of our Common Shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our Common Shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our Common Shares. Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. Prospective U.S. investors should refer to “Item 10.E. Taxation—U.S. Federal Income Tax Considerations” for discussion of additional U.S. income tax considerations applicable to them based on our treatment as a PFIC.

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

When a company develops know-how, technology or products using grants provided by the Innovation Authority, the terms of these grants and the Innovation Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel. Even after the repayment of such grants in full, we will remain subject to the restrictions set forth under the Innovation Law, including:

●	Transfer of know-how outside of Israel. Any transfer of the know-how that was developed with the funding of the Innovation Authority, outside of Israel, requires prior approval of the Innovation Authority, and the payment of a redemption fee, or, in the case of a license to outside of Israel, a licensing fee.

●	Local manufacturing obligation. The terms of the grants under the Innovation Law require that the manufacturing of products resulting from Innovation Authority-funded programs be carried out in Israel, unless a prior written approval of the Innovation Authority is obtained (except for a transfer of up to 10% of the production rights, for which a notification to the Innovation Authority is sufficient).

●	Certain reporting obligations. We, as any recipient of a grant or a benefit under the Innovation Law, are required to file reports on the progress of activities for which the grant was provided as well as on our revenues from know-how and products funded by the Innovation Authority. In addition, we are required to notify the Innovation Authority of certain events detailed in the Innovation Law.

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

Our corporate headquarters, board of directors, many of our executives, and a portion of our employees are located in Israel and we may therefore be adversely affected by the current war between Israel and the terrorist organization Hamas in the Gaza Strip, and by other regional terrorist groups’ involvement against Israel in the war. Even when an active conflict is not ongoing, we are subject to the ordinary course effects of security, economic or political instability in Israel.

Our corporate headquarters, as well as our directors, many of our executives, and a portion of our employees (including key employees), are located in or residents of Israel. Accordingly, we may be adversely impacted by Israel’s current war against the terrorist organization Hamas in the Gaza Strip, which began with a surprise attack by Hamas on October 7, 2023, and by other regional terrorist groups’ (such as Hezbollah in Lebanon, and the Houthis in Yemen) involvement against Israel in the war.

As part of the Israeli security cabinet’s declaration of war against Hamas and Israel’s hostilities with other terrorist organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. A small portion of our employees and consultants in Israel have been called, and additional employees may be called, for service in the current war or in continuing armed conflict against Hamas or other regional terrorist organizations following the war, and such persons have been, and may be, absent for extended periods of time. While our operations have not been disrupted by such absences, future absences could cause such a material disruption.

Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its neighboring countries. Recent conflicts, like the current war, have involved missile strikes against civilian targets in various parts of Israel, including areas where our facilities are located. In the event that our facilities are damaged as a result of Hamas’ or other terrorist groups’ hostile actions, or such actions otherwise disrupt our ongoing operations, our ability to provide our solutions or services in a timely manner to meet our contractual obligations towards customers could be materially and adversely affected. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any additional armed conflicts or terrorist activities in Israel or the rest of the Middle East could adversely affect business conditions and interfere with our operations in a manner that could exert a material adverse effect on our results of operations or financial condition.

Even when a war or military conflict is not actively ongoing between Israel and its adversaries, unstable security, economic and political conditions in Israel may adversely affect our business. Israel’s economic standing may be hurt by downgrades in its credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”), which may indirectly adversely impact our own financial standing. Politically, there have been increased efforts by countries, activists and organizations to cause companies and consumers to boycott goods and services of Israeli companies. The January 2024 interim ruling of the International Court of Justice, or ICJ, ordering Israel, among other things, to take measures to prevent genocidal acts, prevent and punish incitement to genocide, and take steps to provide basic services and humanitarian aid to civilians in Gaza, enhanced the anti-Israeli political efforts, and it could potentially cause certain companies to terminate commercial relationships with Israel-based businesses. Political instability in Israel could also adversely affect operations of Israel-located companies such as ours.

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

Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Memorandum and Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders (other than annual accounts, which are available for inspection prior to annual general meetings, and each shareholder’s right to view the share register in respect of shares registered in its name). This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Item 4. Information on the Company

A. History and Development of the Company.

Corporate Details

Our legal and commercial name is Sapiens International Corporation N.V., and we were incorporated and registered in Curaçao on April 6, 1990. In August 2018, following shareholder approval, we migrated the legal domicile of our company to the Cayman Islands and now operate as an exempted company with limited liability under the provisions of the Companies Act (as revised) of the Cayman Islands. We are registered as an Israeli company for tax purposes only. Our principal place of business is located at Azrieli Center, 26 Harokmim Street, Holon, 5885800, Israel, and our telephone number there is +972-3-790-2000. Sapiens Americas Corporation is our agent in the United States. Our World Wide Web address is www.sapiens.com. The information contained on that web site is not a part of this annual report and is not incorporated by reference herein. Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein. Except as described elsewhere in this annual report, we have not had any important events in the development of our business since January 1, 2023.

Capital Expenditures and Divestitures since January 1, 2021

Our principal capital expenditures during the last three years and up to the current time have related mainly to the purchase of computer equipment and software for use by our subsidiaries. Our capital expenditures totaled approximately $2.5 million in 2023, $2.7 million in 2022, and $3.8 million in 2021.

Acquisitions of Businesses or Technologies

Year ended December 31, 2023

In the fourth quarter of 2023, we acquired NCDC S.A., a Poland-based company with a knowledge of Sapiens’ products in the Nordics, for a purchase price of $11.7 million. We also signed an agreement for the purchase of the remaining outstanding shares of Sapiens Software Solutions (Decision) Ltd. from its minority shareholders, which is expected to be completed by the end of the first quarter of 2024.

In December 2023, we acquired the remaining 5% of the outstanding shares of Tiful Gemel Ltd., an Israeli company which provides software solutions and managed services related to pension and provident funds in the Israeli market, thereby transforming it into a wholly-owned subsidiary of ours. We paid $161 thousand in cash for that last portion of the acquisition. We had previously acquired 75% and 20% of Tiful Gemel’s outstanding shares in the second quarter of 2020 and third quarter of 2021, for $1.3 million and $0.4 million, respectively.

In the first quarter of 2023, we increased our holdings in Neuralmatic, to 100%, transforming it into a wholly-owned subsidiary of our company.

Year ended December 31, 2022

In May 2022, we acquired the entire share capital of I.T Cognitive Ltd. (today: Sapiens Cognitive Ltd.) for $3.5 million in cash. We had previously purchased from I.T Cognitive a source code license enabling us to accelerate our digital offering.

Year ended December 31, 2021

In 2021, we did not effect any material acquisitions of businesses or technologies (other than the second stage of our acquisition of Tiful Gemel in the third quarter of 2021, as described above).

B. Business Overview.

Sapiens is a leading global provider of software solutions for the insurance industry. Our extensive expertise is reflected in our innovative software, solutions and professional services for property & casualty (P&C); reinsurance; life, pension & annuity (L&A); workers’ compensation (WC); medical professional liability (MPL); financial & compliance (F&C); and decision modelling for both insurance and financial markets. Our company offers an end-to-end solutions for insurers core systems, as well as complementary data & analytics and digital. Importantly our wide array of professional services ensures that we not only make a sale but accompany and guide our customers on their path to digital transformation, and bring important insights from the field into our products roadmap. Sapiens also sell software products to non-insurance customers which consists of less than 5% of our revenue.

In 2023, we continued our trend of growth in revenue and profitability, at an even stronger pace than in 2022, as we continued to build upon our existing business, utilizing the companies and technologies recently acquired to accelerate our customers’ digital transformation, while also investing significantly in our solutions over the course of the year.

Our Marketplace and its Needs

Our Target Markets

We operate in a large market undergoing significant transformation. According to the Gartner report, “Forecast: Enterprise IT Spending for the Insurance Market, Worldwide, 2021-2027, 4Q23 Update” (a market statistics research report by Gartner, a research and consulting firm, written by Rajesh Narayan, James Ingham, Inna Agamirzian, Rika Narisawa and 19 more analysts that was published in December 2023, and covers internal services, IT services, software, telecom services, devices, and data centers systems, which we refer to herein as the “Gartner report”), Gartner forecasted global insurance market IT spending to grow by 7.0% in 2023 and to reach nearly $213 billion in U.S. dollars. This industry is predicted to reach $306 billion by 2027, growing at a 9.0% compound annual growth rate (CAGR) from 2022 through 2027. This growth will be driven by an increase in IT services spending and software spending at CAGRs of 9.9% and 14.1%, respectively, according to the Gartner Report.

Gartner forecasts that total insurance IT spending on software in 2024 will be $63.0 billion (software includes application software (analytics and business intelligence; back office/ERP and supply chain; front office/CRM; collaboration), infrastructure software (application development and middleware; information management; storage management software; and system and network management), and vertical industry-specific applications. Gartner forecasts global IT spending in insurance will increase by 8.9% in 2024 to reach $232.3 billion in constant U.S. dollars. From 2022 to 2027, the spend is forecast to grow at a CAGR of 9.0%, driven by the growth in IT services and software at a CAGR of 9.9% and 14.1%, respectively. Total insurance IT spending on software in 2023 will be $52.9 billion.

Sapiens estimates that our current total addressable market for core insurance software solutions and the accompanied point solutions and the corresponding part of IT services is approximately $60 billion, which we expect will grow as a result of insurance carriers’ and financial institutions’ need to better address customers needs, via modernizing software solutions from external providers, to overcome operational challenges presented by the inefficiency of their legacy core.

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

Continue to innovate and extend the leadership of our product offerings through the Sapiens Insurance Platform proposition – we plan to continue to invest in research and development (R&D) to enhance our software platforms, as well as expand our business and technology partnerships, and to ensure our offerings remain at the forefront, in terms of functionality and technology. Sapiens believes our focus on innovation, combined with our industry expertise, will enable us to improve our existing offerings and allow us to produce new solutions for the benefit of our customers and partners. We have launched our next generation Insurance Platform, providing a holistic and business-driven end-to-end solution, across all aspects of the insurance value chain and across all major insurance domains (Life & Annuities, property & casualty, workers compensation). The Sapiens Insurance Platform, which is under continuous development, provides a SaaS-based innovative end-to-end software, managing the full insurance lifecycle with all aspects of digital engagement, core processing and data management, with strong emphasis on usage of Machine Learning & AI, Decision Modeling and Generative-AI (as the next step in our plans) to drive the operational aspects of the platform.

Continue in the ongoing investment in Cloud transformation and AI Innovation – we plan to continue investing in the native cloud capabilities of our software solutions, and in the constant enhancement of our Cloud Services capabilities and teams, as part of our approach to keep transferring existing customers from on-prem to cloud and to sell cloud-based solutions to new customers. In addition, AI, Machine learning, and lately Generative AI (mainly OpenAI from Microsoft) are becoming a pivotal capability in our offering and we plan to invest heavily in those areas to provide a data-driven AI-based insurance platform.

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

Mergers and Acquisitions (M&As) – our M&A approach facilitates our growth strategy. We continually (but also prudently) seek to identify new growth markets to penetrate via acquisition of local offices and customer bases. In addition, we aim to enhance our product portfolio with complementary solutions that will help our customers excel. Sapiens believes that our acquisition of local customer bases and expertise will accelerate our market penetration in strategic regions. We continue to successfully leverage our North American acquisitions to strengthen our presence in North America and accelerate our footprint in the North American market. At the same time, we are planning to leverage our acquisitions of Cálculo in Spain, sum.cumo in Germany, Tia Technology in the Nordics, and NCDC S.A. in Poland (the last of which we acquired in the fourth quarter of 2023), which we have renamed or will rename Sapiens Iberia, Sapiens Germany, and Sapiens Denmark, respectively, to enhance our European market expansion. Please see “Capital Expenditures and Divestitures since January 1, 2021” in Item 4.A above for a description of our recent material acquisitions.

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

Focus on our existing customer base – one of our strongest assets is our large and continuously-growing customer base and our long-term relationship with our customers. As we continuously grow our product portfolio, our value-added services, our cloud services proposition, and our ecosystem and insurtech partnerships, Sapiens has a unique opportunity to enhance our footprint within our existing customers base via cross- and up-selling. By providing additional services and products, Sapiens can grow its presence with established customers. We can do this by: (1) enhancing our current deployments with additional lines of business or additional products; (2) providing complementary solutions such as a digital layer, analytics & BI, or cloud services; (3) expanding from P&C to L&P/L&A or vice-versa, where applicable; and (4) deploying in additional geographies. We plan to further strengthen our account management team and we plan to continue recruiting key executives and expand this team throughout 2024.

Focus on our strategic partnership with Microsoft – during 2023, we substantially enhanced and strengthened our strategic and global partnership with Microsoft, and formed unique partnerships and collaborations around Generative-AI adoption and development, Cloud and SaaS transformation, usage of Power BI technology in Sapiens Data solutions, and multiple activities around go-to-market and marketing. We plan to continue investing and fostering the partnership and use this collaboration to enhance and mature our Data, AI, Gen-AI and Cloud solutions, as well as leverage the strong presence Microsoft has in the financial services sector to enhance joint commercial and sales activities.

Increase our partnership with System Integrators (SIs) – we plan to increase the collaboration and partnership we have with 3rd party system integrators, that can help us in our go-to-market and assist us in penetration to various market segments where we have less access in a direct manner. We have recruited in Q4 2023 a senior executive to build this practice and are investing in this direction, both in creating the relationship and in system’s preparation, to expand this type of partnerships.

Our Acquisitions

Please see “Capital Expenditures and Divestitures since January 1, 2021” in Item 4.A above for a description of our recent material acquisitions.

Our Strengths

Comprehensive digital insurance platform of high-end, mission-critical business-solutions for insurance – Sapiens offers end-to-end solutions for both the P&C and L&A markets, supporting most sub-segments of these markets and the complete lifecycle of product lines. Our -SaaS-based platform, which we continue to develop, provides a holistic, end-to-end, business-process driven software solution that enables our customers to run a modern insurance operation on a single platform, encompassing digital engagement, Core processing, workflow management, data & analytics insights, AI-driven logic and vast ecosystem partners management, all residing on a Cloud-first SaaS-based strategy & approach. Built for global and multi-national operations, our solutions are used in a variety of international regulatory, language and currency environments.

Innovative solutions with leading functionality and technology – Our platforms, and solutions are based on advanced, modern architectures that are specifically designed to satisfy our customers’ needs. These offerings are integrated, modular and component-based, and include scalable product suites supporting various lines of business and deployed in the cloud. By using our solutions, carriers can support new sales channels, including mobile and social, reduce time to market for new product launches and lower total cost of ownership. Additionally, we significantly invest in research and development to ensure that our products employ new technology, are compatible with the needs of our clients and are easy to use. As a result, our products maintain a leadership position, as recognized by top industry analysts – such as Celent, Gartner and Datos – for their levels of technology and functionality.

Full accountability for delivering the product and services, with a business model that enables one hand to shake, while also opening for SI partnership – In addition to our market-leading products across P&C and L&A, we possess consulting and implementation capabilities, which we use to customize our products and design the solution that best meets our customers’ requirements. We believe our customers do business with us not only because of our leading products, but also due to our complementary service offerings, which enhance our products and enable clients to maximize the value derived from our solutions.

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

Together with that, we are planning to increase substantially our arrangements and partnerships with 3rd party system integrators, to support Sapiens in project implementation, program delivery and management, and access to various untapped segments of the market. We have hired a senior executive with vast experience in that domain, and plan to increase our efforts in that direction.

Strong, diverse and long-lasting customer base – Sapiens currently serves more than 600 customers globally, including some of the world’s largest global insurance carriers and financial institutions. Our customer base is diversified across insurance providers of all types and sizes. We have been able to successfully maintain these customers due to our broad product portfolio geared toward addressing the needs of the various industries. In addition, our business decision management platform is applicable across the insurance and financial services industry, and offers an opportunity for further diversification in other markets. Such a diversified portfolio of products enables us to benefit further from cross- and up-sell opportunities to this large customer base. Geographically, we derived 41.2%, 15%, 35% and 8.8% of our revenues from North America, the United Kingdom, the rest of Europe and the rest of World regions, respectively, in the year ended December 31, 2023, and 41.6%, 13.6%, 35.5% and 9.3% from these respective areas, in the year ended December 31, 2022.

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

Global company – Sapiens’ more than 600 customers and approximately 5,000 employees are located in 21 countries around the world. We have five major development, delivery and support centers in Israel, U.S., India, Poland and the UK. Sapiens’ “think global, act local” approach is based on having experts in close proximity to Sapiens customers, to establish and maintain strong relationships, and provide fast support when necessary. By combining our global experience and know-how with local expertise in regulations, standards and local processes, we believe we are bringing a unique value to our customers, from both product and services perspectives.

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

Our Offerings

Sapiens’ offerings not only enable our customers to effectively manage their core business functions – including policy administration, claims and billing – they support insurers on their path to digital transformation. Our offering also provides a variety of complimentary solutions for critical requirements such as reinsurance management, underwriting management, illustration software, electronic applications and financial compliance tools. The latest versions of our platforms possess modern, modular cloud-first architecture and are digital-driven, providing full coverage for all business aspects of policy management, digital engagement and data analysis. They empower customers to respond to the rapidly changing insurance market and frequent regulatory changes, while improving the efficiency of their core operations. These enhancements increase revenue and reduce costs.

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

All those capabilities, across both business and core processing and across data & analytics, digital engagement, AI & ML use cases and cloud management, are together forming the unified holistic Sapiens Insurance Platform, which we continue to develop, and which brings a fully integrated yet loosely coupled, SaaS-based insurance platform, managing the full lifecycle of any insurance business.

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

●	Data-driven with increasing emphasis on ML, AI and GenAI – based on set of data analysis tools, from data-warehouse and reporting, through business intelligence and analytics, to predictive and advanced analytics based on machine learning (ML) – so our customers can become a data-driven operation. We are leveraging the strong Microsoft partnership to achieve progress around the new Generative AI capabilities.

●	Highly automated – by using various technologies, from decision to robotics, we improve efficiency and offer agile customer engagement.

●	Comprehensive and proven – support for insurance standards, regulations and processes, by providing field-proven functionality and best practices.

●	Configurable and rich functionality– easily matches our customers’ specific business requirements. Our flexible architecture and configurable structure allow quick functionality augmentation that permits our platform to be used across different markets, unique business requirements and regulatory regimes. We utilize our knowledge and extensive insurance best practices and feature business-led configuration, thus enabling a rapid adaptation of our solutions using smart configuration tools and no-code/low-code approach.

●	Open architecture and insurtech ecosystem – provides easy integration to any external application under any technology, allowing streamlined connectivity to all satellite applications. This enhances the digital experience and omni-channel distribution, while maintaining total platform independence and system reliability. Easy interaction with various insurtech companies providing point-solutions that can be consumed by our platforms is enabled.

●	Component-based and scalable – allows our customers to deploy platforms and solutions in a phased and modular approach, reducing risk and harm to the business, while supporting the growth plans and cost efficiency of the organization.

Our solutions enable:

●	Rapid deployment of new insurance products – via configurable software and using pre-defined templates, which create a competitive advantage in all the insurance markets we serve.

●	Improvement of operational efficiencies and reduction of risk– full insurance process automation, with configurable workflows, audit and control, streamlined insurance practices, and simple integration and maintenance.

●	Reduction of overhead for IT maintenance – easy-to-integrate and simple-to-configure solutions with flexible and modern architecture, resulting in lower costs for ongoing maintenance, modifications, additions and integration.

●	Enhanced omni-channel distribution, communication and focus on the customers – event-driven architecture, a proactive client management approach, rapid access to all levels of data, and a holistic view of clients and distributors.

●	Cloud-first as a preferred deployment model – with the flexibility to also provide an on-premise deployment.

●	Support for digitalization –insurers and financial services institutions who manage to efficiently digitalize their operations, support omni-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – including tablets and mobile devices – will unlock massive potential.

●	Cloud services – offering our customers access to a long-term engagement by providing comprehensive support for their daily IT operations by providing a cloud deployment model, while allowing them to focus on their business KPIs.

Our software portfolio is comprised of:

●	Property & Casualty – a comprehensive software platform and solutions supporting a broad range of business lines, including personal, commercial, and specialty lines, as well as reinsurance , medical professional liability (MPL) workers’ compensation (see below). Our core solutions are pre-integrated with our DigitalSuite, analytics and decision modeling solutions, all of which are also available stand alone.

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

Sapiens Financial & Compliance Solutions

Our set of financial & compliance solutions comprised of both annual statement and insurance accounting software includes:

●	Sapiens FinancialPro – accounting software designed for insurers to meet their unique requirements for cash, statutory and GAAP reporting, well as unique allocation and consolidation needs. It handles multi-basis accounting and inter-company transactions and facilitates the speed and accuracy of financial reporting.

●	Sapiens Financial GO – offers small- and mid-sized insurers a solution for cash, statutory and GAAP reporting, as well as unique allocation and consolidation needs. Sapiens Financial GO manages and presents data to help insurance managers make informed decisions.

●	Sapiens StatementPro – makes statement preparation faster and simpler by offering one-click navigation between statements, pages and form validations (cross-checks) to the pages they reference and offering one-step filing.

●	Additionally, Sapiens offers Sapiens CheckPro and Sapiens reporting tools.

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

Some of our offerings include:

Program delivery includes:

●	Project and program management – Overall program planning, governance, PMO services and risk management.

●	Training – Training needs analysis and consulting, train-the-trainer, user training, and application configuration training.

●	Testing – Test strategy consulting, design and planning, SIT / Functional UAT / Business UAT, migration testing, performance / scalability and load testing, security testing and testing automation.

●	Migration consulting- Migration strategy consulting and planning, data extract and load, data cleansing and data reconciliation.

●	Development, implementation and integration – Technical Solution Architecture, Analysis and Design, Development and Configuration, core system integration and project management.

Value added services are comprised of:

●	User acceptance testing (UAT) – is different than system testing. UAT is a complementary stage which focuses on business processes, user’s journeys, and acceptance criteria as outlined in the specifications.

●	Migration Services – full ownership of the migration of systems from one system to another.

●	Analytics Services – let our experts help you build predictive models which are aligned and integrated into your insurance practices

Cloud services include:

●	Hosting Infrastructure Services: Virtual machines selection based on the applications architecture and performance requirement to ensure a value-for-money approach. Cloud services including, among others, network, business continuity and security.

●	Hosting IT Services: continuous services that obviate the need for local IT involvement to maintain the infrastructure and includes: Operation Control Center (OCC) as a service, Security Operation Center (SOC) as a Service, Backup as a service, DBA as a service, DevOps as a service, Disaster Recovery (DR) as a service.

●	Applications Cloud services: extends the standard maintenance agreement to provide additional services for Sapiens’ solutions based on specific customer needs, and may include any of the following: Extended maintenance and support – Customer layer/components defect handling and extended SLA, Application changes – setup / config / workflow / templates, Application operation – batches / release deployment / performance monitoring, Sapiens+ – support for non-Sapiens products (optional).

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

We attend major industry trade shows (both physical and virtual) to improve our visibility and our market recognition. Additionally, we host client conferences– such as our annual Sapiens Summit/Client Conference, which went virtual in 2021 and was in-person in North America in 2022. In 2023 we hosted two client conferences, in Barcelona, Spain, and Tuscon, Arizona, respectively. In 2024 we plan to host our Annual North America summit in Austin, TX. We continue investing in our web presence and digital marketing activities to generate leads and enhance our brand recognition. Sapiens maintains a blog channel and a Podcast and we also invest in our working relationships and advisory services within the global industry-analyst community.

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

Our trademark rights include rights associated with our use of our trademarks, and rights obtained by registration of our trademarks. Our use and registration of our trademarks do not ensure that we have superior rights to others that may have registered or used identical or related marks on related goods or services. We have registrations for the mark “Sapiens” in in the US, UK, Benelux, Germany, France, Italy Switzerland, Israel, South Africa and the European Union. In the past we have registered trademarks and tradenames for many of our products both in the US and in the European Union, and we intend to continue to do so going forward. The initial terms of protection for our registered trademarks range from 10-20 years and are renewable thereafter.

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

Environmental, Social & Governance Matters

Sustainability, Responsibility, and Delivering Value to Our Shareholders

Our management team places an emphasis on, and devotes considerable time towards, business responsibility, sustainability, and delivering value for Sapiens’ customer base, employees, investors, suppliers, and each of their respective communities. This requires that we conduct our business in accordance with all applicable laws and regulations, and adhere to outstanding ethical business practices. We have developed a strong set of corporate values that inspire ethical behavior throughout our decision-making process and that promote one of our business objectives of bringing together a diverse group with the unique skill sets, knowledge, and talents to effectuate our vision. Sapiens is proud to encourage female advancement in our Company. In 2023, women constituted 38% of our executive leadership team. We strive to grow women’s representation within our operations.

To implement our core values into our day-to-day activities, we are working on building a strong management system that ensures that ethics and security issues are given their due weight and that our leadership nurtures our commitment toward the standards embodied in our global Sapiens Code of Business Conduct and Ethics, or the Code. The Code promotes our vision of responsibility including with respect to: honest and ethical conduct; full, fair, accurate and timely disclosure; protection of whistleblower employees; and a range of other matters that are meant to reinforce our core values. We have thousands of employees working worldwide, and each facility upholds its individual organizational culture while committed to the global Code. Additionally, as part of these commitments, our executive and financial officers seek to ensure standards and compliance while maintaining a work environment that encourages employees to raise concerns and promptly addresses employee compliance concerns. For example, in January 2024, we amended our Code to promote prompt internal reporting of violations of the Code to the appropriate person or persons identified and accountability for adherence to the Code. We also made similar updates to our Whistleblower Policy and Anti-Fraud Policy in January 2024, to facilitate anonymous reporting by our employees of violations under those policies. Along similar lines, if the Chief Executive Officer, Chief Financial Officer, VP Finance or Controller becomes aware of any material information that could adversely affect our ability to comply with regulations, disclosures, or internal controls, he or she will bring such matter(s) to the attention of our Audit Committee. With such controls in place, we are committed to maintaining the highest professional standards of business conduct and maintaining the confidence and trust in our relationships with each other, our stakeholders, and regulators.

As it relates to our workforce, we strongly value gender diversity across all levels, and we acknowledge the different skills and uniqueness that each Sapiens’ employee brings to the table. As part of hiring process, we use advanced human resources systems that include data analytics to guarantee that we give fair compensation and benefits to our people – no matter their gender, location, or ethnicity. We also have a zero-tolerance policy for any harassment or breaches of our Code that promotes this Company value. Sapiens is proud to report that 35% of our 5,000 employees as of December 31, 2023 were female, with 85% of our women in tech positions and 20% in management positions. Our employee-centric approach allows us to create a sense of well-being and strong connection amongst our diverse international teams, even though they are spread across five continents.

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

We have also sought to achieve a greener business cycle and risk management with respect to our supply chain management. To that end, to support local businesses and economies, as well as to reduce negative environmental impacts, we attempt to work mostly with vendors that are from the countries in which we operate. We prioritize suppliers who share our values, making particular efforts to work with companies that employ people from underrepresented populations, and to partner with non-profit organizations and certified green businesses, and to use services that are certified Fair Trade. Similarly, in order to achieve a greener Sapiens business cycle and improve risk management along the supply chain, we require all of our suppliers and business partners to abide by a code of ethics. In 2022, 50% of our suppliers signed a supplier code of ethics. We also surveyed our largest suppliers to gain better insight regarding their environmental practices and policies. From our surveys we estimate that approximately 70% have incorporated an environmental policy and that another approximately 25% are in the process of development of such policies. Moreover, approximately 40% of our suppliers are compliant with ISO 1400001 and approximately 13% are in the process of receiving such certificate.

Our sustainability focus also guides our own work environment. As of the end of 2022, all Sapiens sites were rented; therefore, we are not completely in control of our energy, water and waste management. However, all newly leased buildings have large windows with natural light to reduce lighting electricity needs and improve employee wellbeing. We also work with property owners to utilize innovations such as recycling wastewater from air conditioning to water plants and energy-saving schemes such as the use of LED lighting. To the extent possible, we have been transitioning to greener office practices and buildings (including the consideration of green building standards when choosing future offices). As part of this goal, whenever possible, we strive to eliminate single-use plastic and paper items and replace them with regular cups, glasses, spoons. We also encourage recycling (including with respect to paper composition in our offices) and have reduced our printed materials in an effort to promote paperless offices. We constantly monitor our activities such as energy and water consumption in our facilities to identify other areas that we can improve upon. We are doing our best to keep the indicators low by introducing additional company practices including by moving to the cloud and using virtual communication methods.

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

Another project to reduce our carbon footprint is that of reducing emissions caused by employee commutes to work. In 2023, in Israel, we leased 83 private cars to employees (as compared to 104 in 2022). We have been continuously decreasing the number of vehicles leased and encouraging greater use of public transit for commuting or ride shares. Currently, employees travel an average of 15,500 miles per year to arrive at the office and we can make this distance more efficient with other alternatives that contribute to the reduction in CO2 emissions. We are planning to map all employees and launch communication groups so that people can travel to work more easily with coworkers that live nearby.

In addition to the information referenced above, we monitor our progress on the foregoing initiatives, which are reviewed by our Board of Directors periodically, by our employee surveys, through which we gain valuable insights into our employees’ sense of purpose, engagement, and satisfaction. For more information on our sustainability and responsibility efforts, please review our 2022 Sustainability Report at https://sapiens.com/wp-content/uploads/2023/12/ESG-Report_2022_Interactive.pdf. The Sustainability Report, or any other information from the Sapiens website, is not a part of or incorporated by reference into this annual report.

C. Organizational Structure.

Sapiens International Corporation N.V., or Sapiens N.V., is the parent company of the Sapiens group of companies. Our significant subsidiaries are as follows (subsidiary companies of other Sapiens subsidiaries are listed in indented format beneath their respective parent companies below):

Sapiens International Corporation B.V., or Sapiens B.V.: incorporated in the Netherlands and 100% owned by Sapiens N.V.

Unless otherwise indicated, the other subsidiaries of Sapiens listed below are 100% owned by Sapiens B.V.:

●	Sapiens North America Inc.: incorporated in Ontario, Canada

●	Sapiens (UK) Limited: incorporated in England

○	Sapiens Iberia S.A. (owned 100% by Sapiens (UK) Limited)

●	Sapiens France S.A.S.: incorporated in France

●	Sapiens Japan Co.: incorporated in Japan.

●	Sapiens Americas Corporation: incorporated in New York, U.S. (this entity includes the operations of each of the following former wholly-owned subsidiaries of Sapiens Americas Corporation, which were merged into it effective as of January 1, 2019: Maximum Processing Inc., 4Sight Business Intelligence Inc., StoneRiver, Inc. and Adaptik Corporation, as well as the operations of Delphi, which we acquired in the third quarter of 2020)

○	Sapiens Information Technology (Shanghai) Co. Ltd.: incorporated in the People’s Republic of China (owned 100% by Sapiens Americas Corporation.)

●	Sapiens Technologies (1982) Ltd.: incorporated in Israel (this entity includes the operations of each of the following former wholly-owned subsidiaries of Sapiens Technologies (1982) Ltd, which were merged into it effective as of December 31, 2024: Sapiens Israel Software Systems Ltd, Sapiens Software Solutions (Life and Pension) Ltd., and Sapiens Software Solutions (IDIT) Ltd.)

○	Sapiens Germany GmbH : incorporated in Germany (owned 100% by Sapiens Technologies (1982) Ltd.)

○	IDIT Software Solutions (Sweden) AB: incorporated in Sweden, owned 100% by Sapiens Technologies (1982) Ltd.)

○	Neuralmatic Ltd.: incorporated in Israel (owned 100% Sapiens Technologies (1982) Ltd.)

○	Sapiens NA Insurance Solutions Inc.: incorporated in Delaware, US (owned 100% Sapiens Technologies (1982) Ltd.)

○	Sapiens (UK) Insurance Software Solutions Limited: incorporated in the UK (owned 100% Sapiens Technologies (1982) Ltd.)

■	Formula Insurance Solutions France (F.I.S France): incorporated in France (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

■	Sapiens Software Solutions (Australia) PTY. Ltd.(Former FIS- AU Pty Limited: incorporated in Australia (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

■	Sapiens SA (PTY) Ltd.: incorporated in South Africa (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

■	Sapiens Software Solutions (Norway) AS): incorporated in Norway (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

○	IDIT Software solutions Portugal: incorporated in Portugal (owned 100% by Sapiens Technologies (1982) Ltd.)

○	Sapiens Denmark A/S: incorporated in Denmark (owned 100% by Sapiens Technologies (1982) Ltd.)

■	UAB Sapiens Lithuania : incorporated in Lithuania (owned 100% by Sapiens Denmark A/S)

■	Tia South Africa (Pty) Ltd: incorporated in South Africa (owned 100% by Sapiens Denmark A/S)

○	Sapiens Software Solutions (Decision) Ltd., or Sapiens Decision: incorporated in Israel (owned 92.99% by Sapiens Technologies (1982) Ltd.)

■	Sapiens (UK) Decision Limited: incorporated in the U.K. (owned 100% by Sapiens Decision)

■	Sapiens Decision NA Inc.: incorporated in Delaware (owned 100% by Sapiens Decision)

○	Sapiens Technologies (1982) India Private Limited (formerly Ibexi Solutions Private Limited): incorporated in India (owned 100% by Sapiens Technologies (1982) Ltd. and IDIT Software Solutions (Sweden) AB.)

■	Sapiens Software Solutions (Singapore) PTE. LTD (formerly Ibexi Solutions Pte Limited): incorporated in Singapore (owned 100% by Sapiens Technologies (1982) India Private Limited)

○	Sapiens Software Solutions (Poland) Sp. Z o.o. (formerly Insseco Sp. Z o.o.): incorporated in Poland (owned 100% by Sapiens Technologies (1982) Ltd.)

■	NCDC Spółka Akcyjna: incorporated in Poland (owned 100% by Sapiens Software Solutions (Poland) Sp. Z o.o.)

○	Sapiens Software Solutions Istanbul YAZILIM: incorporated in Turkey (owned 100% by Sapiens Technologies (1982) Ltd.)

○	LLC Sapiens Software Solutions (Latvia) (formerly KnowledgePrice.com): incorporated in Latvia (owned 100% by Sapiens Technologies (1982) Ltd.)

○	Tiful Gemel Ltd.: incorporated in Israel (owned 100% by Sapiens Technologies (1982) Ltd.)

○	Sapiens Coognitive LTD.: incorporated in Israel (owned 100% by Sapiens Technologies (1982) Ltd.)

○	Sapiens Software Solutions (Thailand) Limited.: incorporated in Thailand (owned 100% by Sapiens Technologies (1982) Ltd., IDIT Software Solutions (Sweden) AB, and IDIT Software solutions Portugal)

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

Asseco holds a controlling interest in Formula Systems (1985) Ltd., or Formula (NASDAQ: FORTY and TASE: FORT). Based on information provided to the Company by Formula, Formula held 24,314,766 of our Common Shares, or approximately 43.6% of our outstanding Common Shares, as of March 1, 2024. As of March 1, 2024, Asseco held 25.8% of the outstanding share capital of Formula.

Based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us.

D. Property, Plants and Equipment.

We lease office space, constituting our primary office locations, in the following countries: India, Israel, the United States, Germany, Poland, Lithuania, Latvia, Denmark, Spain, The United Kingdom, China, Turkey and Portugal. The lease terms for the spaces that we currently occupy are generally one to five years, with the lease term for one site extending to 2030, another one to 2031 and a third one to 2036. Based on our current occupancy, we lease the following amount of office space in the following locations (offices over 500 square feet), which constitute our primary locations:

●	India – approximately 213,598 square feet

●	Israel – approximately 79,489 square feet

●	Poland – approximately 40,803 square feet

●	United States – approximately 27,300 square feet (16,492 square feet that we use – 10,808 square feet is subleased)

●	Germany – approximately 19,527 square feet

●	Lithuania – approximately 17,655 square feet (14,519 square feet that we use – 3,136 square feet is subleased)

●	Latvia – approximately 14,271 square feet

●	Denmark – approximately 7,860 square feet

●	United Kingdom – approximately 7,374 square feet

●	Spain – approximately 6,700 square feet

●	China – approximately 5,180 square feet

Our Israeli offices house our corporate headquarters, as well as our core delivery research and development activities. In 2023, our rental costs totaled $8.7 million, in the aggregate, for all of our leased offices. We believe that our existing facilities are adequate for our current needs.

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

Overview

We are a leading global provider of software solutions for the insurance industry. Our extensive expertise is reflected in our innovative software platforms, suites, solutions and services for property & casualty (P&C); life, pension & annuity (L&A); reinsurance; financial and compliance (F&C); workers’ compensation (WC); . Our company offers a full digital suite that facilitates an innovative, holistic and seamless digital experience for carriers, agents, customers and assorted insurance personnel, across multiple devices and technologies. Our offerings enable our customers to effectively manage their core business functions, including policy administration, claims and billing, and offer support during an insurer’s journey to becoming a digital insurer. Our portfolio also covers underwriting, illustration and electronic applications. We also supply a complete reinsurance offering for providers and a decision management platform tailored to a variety of service providers, so business users can quickly deploy business logic and comply with policies and regulations across their organizations. We also sell software products to non-insurance customers which consists of less than 5% of our revenue.

We derive our revenues principally from the sale, maintenance and support of our software products and from providing implementation and post production consulting services in relation to our solutions. Revenues are comprised primarily from software products which include mainly subscription, term license, maintenance, application maintenance and cloud solutions. We also derive revenue from services, including systems integration and implementation and post production consulting.

Business Performance in Macro-Economic Environment

Our current outlook, as well as our results of operations for the year ended December 31, 2023, should be evaluated in light of the current global macroeconomic environment, which remains uncertain. Our revenues continued to grow strongly in the year ended December 31, 2023. The vast majority of our revenue growth in 2023 and 2022 reflected organic growth of 8.1% and 8.3% respectively, given the absence of material M&A transactions (other than our acquisition of NCDC S.A. in the fourth quarter of 2023, which did not impact revenues materially). Our GAAP revenues for 2023 grew by 8.4%, as opposed to 3% in 2022. That GAAP revenue growth resulted primarily from currency exchange rate changes in 2022, which adversely impacted GAAP revenue by 5.4%. With a multitude of growth drivers at our disposal, including regional and product diversification, we believe that we are strategically positioned for continued growth in 2024.

Our operating profit and operating margin also increased in the year ended December 31, 2023, to $78.9 million and 15.4%, respectively, reflecting growth of 18.6% and 9.4% relative to the corresponding amount and percentage, respectively, in 2022, reflecting our strong ability to withstand sometimes challenging global economic pressures and evidencing the efficiencies of our operating model.

We continue to closely monitor macro-economic conditions, including levels of inflation, relatively high interest rates and other trends that have been impacting economic activity on a global scale during the last couple of years. We have been assessing, on an ongoing basis, the implications of those global conditions for our operations, liquidity, cash flow and customer orders of our solutions, and have been acting in an effort to mitigate adverse consequences if needed.

We ended 2023 with $202.1 million in cash, cash equivalents and short-term deposits and $59.3 million of debt related to our Series B Debentures. We believe that we are well suited to continue to manage the current global macro-economic climate with a strong balance sheet, while focusing on continuing profitable growth in various markets.

A. Operating Results.

Results of Operations

The following tables set forth certain data from our results of operations for the years ended December 31, 2023, 2022, and 2021, as well as such data as a percentage of our revenues for those years. The data has been derived from our audited consolidated financial statements included in this annual report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this annual report.

The below tables provide data for each of the years ended December 31, 2023, 2022, and 2021. However, the below discussion of our results of operations omits a comparison of our results for the years ended December 31, 2022 and 2021. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” in our Annual Report on Form 20-F for the year ended December 31, 2022, which we filed with the SEC on March 29, 2023.

Statement of Income Data

(U.S. dollars, in thousands, except share and per share data)

	For the year ended December 31,
	2023	2022	2021
Revenues	$514,584	$474,736	$461,035
Cost of revenues	294,990	274,573	273,191
Gross profit	219,594	200,163	187,844
Operating expenses:
Research and development	63,475	58,656	54,013
Selling, marketing, general and administrative	77,251	75,016	76,343
Total operating expenses	140,726	133,672	130,356
Operating income	78,868	66,491	57,488
Financial expense, net	1,750	941	202
Income before taxes on income	77,118	65,550	57,286
Taxes on income	14,251	12,619	9,964
Net income	62,867	52,931	47,322
Attributed to non-controlling interests	423	336	151
Net income attributable to Sapiens’ shareholders	$62,444	$52,595	$47,171

Statement of Income Data

(as a Percentage of Revenues)

	For the year ended December 31,
	2023	2022	2021
Revenues	100%	100%	100%
Cost of revenues	57.3%	57.8%	59.3%
Gross profit	42.7%	42.2%	40.7%
Operating expenses:
Research and development	12.3%	12.4%	11.7%
Selling, marketing, general and administrative	15.0%	15.8%	16.6%
Total operating expenses	27.3%	28.2%	28.3%
Operating income	15.4%	14.0%	12.4%
Financial expense, net	0.3%	0.2%	0.0%
Income before taxes on income	15.1%	13.8%	12.4%
Taxes on income	2.8%	2.7%	2.2%
Net income	12.3%	11.1%	10.2%
Attributed to non-controlling interests	0.1%	0.1%	0.0%
Net income attributable to Sapiens’ shareholders	12.2%	11.0%	10.2%

Comparison of the years ended December 31, 2023 and 2022

Revenues

Please refer to “Critical Accounting Estimates” below in Item 5.E for a description of our accounting policies related to revenue recognition.

Our overall revenues increased by $39.8 million, or 8.4%, to $514.6 million for the year ended December 31, 2023 from $474.7 million for the year ended December 31, 2022, as shown in the table below:

($ in thousands)	Year ended December 31, 2023	Year-over- year change	Year ended December 31, 2022
	$514,584	8.4%	$474,736

Revenues are derived primarily from software products which include mainly, subscription, term license, maintenance, application maintenance and cloud solutions as part of an overall solution that we offer to our customers. We also derive revenue from the implementation of our insurance solutions and from other post production services.

The net increase in revenues of approximately $39.8 million for the year ended December 31, 2023 was primarily attributable to our core solutions. In 2023 and 2022, our largest customer accounted for 3.3% and 4.6%, respectively, of our consolidated revenues.

Our revenues can fluctuate on a quarterly basis, based on various factors, including (i) the timing at which our customers “go live” (at which point our revenues from a specific client begin to decrease), and (ii) changes in foreign exchange rates. While we anticipate that our total revenues will continue to grow during the year ending December 31, 2024, we cannot assess how our revenues may differ from quarter to quarter.

Revenues by geographical region

The dollar amount and percentage of our revenues attributable to each of the geographical regions in which we conducted our operations for the years ended December 31, 2023 and 2022, as well as the percentage change between such periods, were as follows:

	Year ended December 31, 2023		Year-over- year	Year ended December 31, 2022
($ in thousands)	Revenues	Percentage	change	Revenues	Percentage
Geographical region
North America*	$212,217	41.2%	7.4%	$197,519	41.6%
Europe**	257,213	50.0%	10.5%	232,840	49.1%
Rest of the world	45,154	8.8%	1.7%	44,377	9.3%
Total	$514,584	100%	8.4%	474,736	100%

*	Revenues from North America that are shown in the above table consist of revenues primarily from the United States (in amounts of $210.5 million and $195.9 million during the years ended December 31, 2023 and 2022, respectively). Revenues from United States are more than 20% greater than revenues from any other country (including countries within Europe and the rest of the world).

**

Revenues from Europe include revenues from United Kingdom, or UK, European Union countries (including Nordic region) and Israel.

Revenues from the UK amounted to $77.2 million and $64.4 million during the years ended December 31, 2023 and 2022, respectively.

Our revenues in North America increased by $14.7 million, or 7.4%, to $212.2 million for the year ended December 31, 2023 from $197.5 million for the year ended December 31, 2022. That increase was attributable to an organic growth of all our insurance products.

Our revenues in Europe increased by $24.4 million, or 10.5%, to $257.2 million for the year ended December 31, 2023 from $232.8 million for the year ended December 31, 2022. That increase was primarily attributable to the organic growth of our core business P&C and L&P.

Our revenues in the rest of the world increased by $0.7 million, or 1.7%, to $45.2 million for the year ended December 31, 2023 from $44.4 million for the year ended December 31, 2022.

Cost of Revenues

Our cost of revenues for the years ended December 31, 2023 and 2022, respectively (both in absolute terms and as a percentage of our overall revenues), as well as the percentage change between those years, are provided in the below table:

($ in thousands)	Year ended December 31, 2023	Year-over- year change	Year ended December 31, 2022
Cost of revenues	$294,990	7.4%	$274,573
Cost of revenues as a percentage of revenues	57.3%		57.8%

Cost of revenues consist primarily of costs associated with providing services to customers, including compensation expense to employees and subcontractors, amortization of acquired technologies and depreciation, and cloud-related cost. Our cost of revenues increased by $20.4 million, or 7.4%, to $295 million for the year ended December 31, 2023, as compared to $274.6 million for the year ended December 31, 2022. The increase was mainly due to an increase in the number of delivery employees compared to 2022, Cost of revenues amounted to 57.3% as a percentage of our revenues during the year ended December 31, 2023, which was a decreased by 0.5% from the corresponding percentage for the year ended December 31, 2022.

Gross profit

Our gross profit for the years ended December 31, 2023 and 2022, respectively (both in absolute terms and as a percentage of our overall revenues), as well as the percentage change between those periods, are provided in the below table:

($ in thousands)	Year ended December 31, 2023	Year-over- year change	Year ended December 31, 2022
Gross profit	$219,594	9.7%	$200,163
Gross profit as a percentage of revenues	42.7%		42.2%

Our gross profit increased by $19.4 million, or 9.7%, to $219.6 million for the year ended December 31, 2023, as compared to $200.2 million for the year ended December 31, 2022. This increase was attributable to the increase in our revenues, while the cost of revenues increased but at a lower rate, as mentioned above. While the payroll expenses went up in 2023, in line with industry trends, we mitigated that increase by increasing our reliance upon offshore employees. The gross profit as a percentage of revenues for the year ended December 31, 2023 was 42.7%, which reflected an increase compared to 42.2% for the year ended December 31, 2022.

Operating expenses

The amount of each category of operating expense for the years ended December 31, 2023 and 2022, respectively, as well as the percentage change in each such expense category between such periods, and the percentage of our revenues constituted by our total operating expenses in each such period, is provided in the below table:

($ in thousands)	Year ended December 31, 2023	Year-over- year change	Year ended December 31, 2022
Research and development, net	$63,475	8.2%	$58,656
Selling, marketing, general and administrative	77,251	3.0%	75,016
Total operating expenses	$140,726	5.2%	$133,672
Percentage of total revenues	27.3%		28.2%

Research and development, or R&D, expenses are primarily comprised of compensation expense to employees and subcontractors, net of capitalization of software development costs. Our gross research and development expenses (before capitalization of eligible software development costs) for the year ended December 31, 2023 totaled $70 million compared to $64.8 million in the year ended December 31, 2022. That increase of $5.2 million, or 8.1%, was primarily attributable to an increase in the number of R&D employees compared to 2022. Capitalization of software development costs accounted for a reduction of $6.5 million in our R&D expenses, net for the year ended December 31, 2023, compared to a reduction of $6.1 million in the year ended December 31, 2022.

Selling, marketing, general and administrative, or SG&A, expenses, which are primarily comprised of compensation expenses for employees and subcontractors, were $77.3 million for the year ended December 31, 2023 compared to $75.0 million in the year ended December 31, 2022, representing an increase of $2.3 million. This increase was mainly attributable to an increase in the number of sales and marketing employees compared to 2022. As a percentage of total revenues, our SG&A decreased from 15.8% in the year ended December 31, 2022, to 15% for the year ended December 31, 2023.

Operating income

Operating income and operating income as a percentage of total revenues for the years ended December 31, 2023 and 2022, respectively, as well as the percentage change in operating income between such periods, were as follows:

($ in thousands)	Year ended December 31, 2023	Year-over- year change	Year ended December 31, 2022
Operating income	$78,868	18.6%	$66,491
Percentage of total revenues	15.4%		14.0%

The increase in our operating income for the year ended December 31, 2023 relative to the year ended December 31, 2022 as an absolute amount, and the increase in operating income as a percentage of our revenues, as reflected in the above table, were attributable to the various gross profit and operating expenses trends described above.

Financial expenses, net

The amount of our financial expenses, net, for the years ended December 31, 2023 and 2022, respectively, and the percentage of our revenues for those respective periods constituted by such amounts, as well as the percentage change in such amounts between such periods, were as follows:

($ in thousands)	Year ended December 31, 2023	Year-over- year change	Year ended December 31, 2022
Financial expenses, net	$1,750	86.0%	$941
Percentage of total revenues	0.3%		0.2%

Financial expenses, net, were $1.75 million for the year ended December 31, 2023 compared to financial expenses, net of $0.9 million for the year ended December 31, 2022. The increase in financial expenses, net in 2023 was related to: (1) an increase of the net loss from hedging transactions, which was $3.0 million in 2023 compared to $1.2 million in 2022, (2) a shift from exchange rates net profit to exchange rates net loss, which caused a total increase of $1.7 million of financial expenses, and (3) in 2022, we had one-time income from PPP loan forgiveness of $1.5 million. (4) This was offset mainly by an increase of $4.4 million in finance income from bank deposits.

Taxes on income

Taxes on income, both as a dollar value and as a percentage of income before taxes on income, for the years ended December 31, 2023 and 2022, respectively, as well as the percentage change in the amount of taxes on income between such periods, were as follows:

($ in thousands)	Year ended December 31, 2023	Year-over- year change	Year ended December 31, 2022
Taxes on income	$14,251	17.6%	$12,619
As a percentage of income before taxes on income	18.5%		19.3%

In 2023, we recognized a net tax on income of $14.3 million, compared to $12.6 million in 2022. The increase in taxes on income was primarily attributable to the increase in our taxable income, mainly in the US. The lower tax rate as percentage of income in 2023 compared to 2022, derived mainly from a greater portion of profit attributable to the Special Preferred Technology Enterprise eligible to reduced tax rate.

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

Net income attributable to Sapiens shareholders

The amount of net income attributable to Sapiens shareholders and such amount as a percentage of revenues for the years ended December 31, 2023 and 2022, respectively, as well as the percentage change in net income attributable to Sapiens shareholders between such periods, were as follows:

($ in thousands)	Year ended December 31, 2023	Year-over- year change	Year ended December 31, 2022
Net income attributable to Sapiens shareholders	$62,444	18.7%	$52,595
Percentage of total revenues	12.2%		11.0%

As a percentage of total revenues, our net income attributable to Sapiens shareholders increased from 11.0% in the year ended December 31, 2022 to 12.2% for the year ended December 31, 2023, reflecting the cumulative effect of all of the above-described line items from our statements of income.

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a PTE and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as Preferred Technology Income, or PTI, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a PTE located in development zone “A”. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain Benefited Intangible Assets (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (previously known as the Israeli Office of the Chief Scientist), to which we refer as the IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as an SPTE (an enterprise for which, among others, total consolidated revenues of its parent company and all subsidiaries is at least NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on PTI regardless of the company’s geographic location within Israel. In addition, a SPTE will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the SPTE or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A SPTE that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

Tax Reform – United States of America:

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

Cash flows provided by operations were $79.4 million and $43.8 million during the years ended December 31, 2023 and 2022, respectively. We used $72.8 million of cash during the year ended December 31, 2023 in investing activities, as compared to using $12.4 million of cash in investing activities in the year ended December 31, 2022. We used $43.3 million and $58.4 million of cash in financing activities during the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, we had $126.7 million and $160.3 million, respectively, of cash and cash equivalents, and $165.8 million and $139.4 million, respectively, of working capital.

We expect that we will continue to generate positive cash flows from operations on an annual basis, although this may fluctuate significantly on a quarterly basis. We believe that based on our current operating forecast, the combination of existing working capital and expected cash flows from operations will be sufficient to finance our ongoing operations for the next twelve months. We believe that expected cash flows from operations, which we anticipate will grow over time, together with any supplemental financing that we may decide to obtain (as we did with our October 2020 follow-on offering in the U.S., which raised net proceeds of approximately $108.7 million), will furthermore be sufficient to finance our ongoing operations in the medium-term and long-term as well, subject to additional cash that may be needed to finance any acquisitions that we may pursue. We cannot provide any assurances as to the growth of our expected cash flows from operations in the medium-term and long-term, as our expectations in that respect are subject to the risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and “Item 3.D Risk Factors” above.

Our primary future cash commitment that is known to us as of the current time consists of the required repayment of the principal and interest on our Series B Debentures, which, as of March 1, 2024, constituted total indebtedness of $39.8 million. Please see “Israeli Public Offerings and Private Placement of Debentures” below. Our additional future capital requirements will depend on many factors, including the rate of growth of our revenues, the expansion of our sales and marketing activities and the timing and extent of our spending to support our research and development efforts and expansion into other markets. Under our dividend policy, which we recently updated, we will distribute two dividends, on a semi-annual basis, in an aggregate annual amount of up to 40% of our annual net profit (non-GAAP) to our shareholders. See “Item 8. Financial Information – Dividend Policy”. We may also seek to continue to invest in, or acquire, complementary businesses, applications or technologies, as we did in 2023, when we acquired NCDC S.A. and completed our acquisitions of Tiful Gemel and Neuralmatic. To the extent that existing cash and cash equivalents and cash from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Because we do not have any outstanding debt obligations other than the Series B Debentures, which accrue interest at a fixed rate, we have not been materially impacted by the global rises in interest rates that began in 2022 and do not expect to be materially impacted by reductions in interest rates that are expected in 2024.

Israeli Traded Debentures

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

As of March 1, 2024, there is NIS 140 million (approximately $39.5 million) principal amount of Series B Debentures outstanding, all of which trade on the TASE in units of NIS 1,000 principal amount each.

The outstanding principal amount of the Series B Debentures is linked to the US dollar and bears interest at an annual rate of 3.37%, payable on a semi-annual basis (on January 1 and July 1). In the case of the Series B Debentures sold in 2017, the semi-annual interest payment dates run from 2018 through 2025 (inclusive), with one final interest payment on January 1, 2026. In the case of the Series B Debentures sold in 2020, the semi-annual interest payment dates run from 2021 through 2025, also with one final interest payment due on January 1, 2026. The principal of the Series B Debentures is payable in equal annual payments, on January 1 of each year. In the case of the September 2017 Series B Debentures, those payments began on January 1, 2019, and will be completed on January 1, 2026. The principal due under the June 2020 Series B Debentures will be repaid based on a shorter schedule, with proportionately larger annual principal payments, which commenced on January 1, 2021 and will conclude on January 1, 2026. The first six principal installments for the September 2017 Series B Debentures, in amounts of $9.9 million each, were paid on January 1, 2019, 2020, 2021, 2022, 2023 and 2024, while the first four principal payments of $9.9 million each for the June 2020 Series B Debentures were made on January 1, 2021, 2022, 2023 and 2024.

In connection with our offerings of the Series B Debentures, we received from Standard & Poors (S&P) Maalot (a subsidiary of S&P Global) a corporate credit rating and a rating for the Series B Debentures, which S&P Maalot affirmed, as of July 2018 and 2019, May 2020 and July 2021, as ilA+, with stable outlook. In June 2022, S&P Maalot upgraded the rating of our Series B Debentures to ilAA-, with stable outlook, which it affirmed in July 2023.

We have been using, and expect to continue to use, the net proceeds from the Series B Debentures for general corporate purposes, financing our operating and investment activities, and financing our acquisitions.

Lease obligations and additional ordinary–course obligations

We have contractual obligations related to our operating leases in an aggregate amount of $33.8 million as of December 31, 2023, which are payable over the course of periods that extend up until 2036. In addition, we also have various ordinary-course contractual liabilities, some of which are contingent on future events and conditions, none of which individually is expected to have a material impact on our liquidity.

Cash Flows

Comparison of the years ended December 31, 2023 and 2022

The following tables summarize the sources and uses of our cash in the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022
	(in thousands US$)
Net cash provided by operating activities	$79,425	$43,780
Net cash provided by used in investing activities	(72,780)	(12,440)
Net cash used in financing activities	(43,339)	(58,375)

Operating Activities

We derived positive cash flows from operating activities of $79.4 million and $43.8 million during the years ended December 31, 2023 and 2022, respectively. This increase in cash flows provided by operating activities for the year ended December 31, 2023 relative to the year ended December 31, 2022 resulted primarily from an increase in the number of new deals that we signed in 2023, which translated to increased upfront payments from new customers and from organic growth of our revenue from existing customers which contributed to an increase in collection of payments from our customers.

Investing Activities

We used $72.8 million of cash during the year ended December 31, 2023 in investing activities, as compared to using $12.4 million of cash in the year ended December 31, 2022. Cash used in investing activities for the year ended December 31, 2023 was mainly attributable to $55 million, in the aggregate, used in investing in short term deposits. In addition, $8.1 million (net cash acquired) was attributable to our acquisition of NCDC.

Financing Activities

We used $43.3 million of cash during the year ended December 31, 2023 for financing activities as compared to using $58.4 million of cash for financing activities in the year ended December 31, 2022. Cash used in financing activities in the year ended December 31, 2023 was primarily attributable to the principal payments that we made on our Series B Debentures, in an amount of $19.8 million, in the aggregate, as well as $28.1 million, in the aggregate, used for cash dividend distribution payments to our shareholders based on our 2022 second-half results and 2023 first-half results. On the other hand, during 2023, we generated positive cash flow from proceeds from employee stock option exercises, in an amount of $4.8 million. Cash used in financing activities in the year ended December 31, 2022 was primarily attributable to the principal payments that we made on our Series B Debentures, in an amount of $19.8 million, in the aggregate, as well as $38.6 million, in the aggregate, used in the payment of cash dividends to our shareholders based on our 2021 annual and 2022 first-half results.

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

Gartner, a leading global research and advisory company, has stated in its “Insurance CIO Priorities 2024: Insights for Technology and Service Providers’ Product Plans”, published on January 2, 2024 by James Ingham, that:

●	Insurance respondents continued focus on application modernization, cybersecurity, data science and cloud, as seen in previous years. However, for 2024, respondents have reported increased funding for integration technologies, and APIs and API architecture have risen to the top of the priority list for the first time.

●	Generative AI advancements have the potential to improve and accelerate the accuracy and efficiency of existing AI use cases — such as real-time summarization of customer call issues or extraction of data from complex policy documents — before unlocking value for net new use cases.

●	Insurance CIOs are taking a measured approach to cryptocurrency transactions, metaverse, quantum computing, 5G and blockchain, and may adopt these technologies either slowly or indirectly.

Other analyst reports, which were published previously, highlighted potential growth opportunities and areas of focus for insurers.

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

As customers become more sophisticated, the support of innovative products and distribution channels is mandatory. Insurers are identifying growth opportunities by attracting new customers and retaining current customers by seeking to reinvent the customer experience and provide quote and policy information to their customers upon request. This means strong emphasis on digitalization of processes, rapid configuration and omni-channel distribution needs.

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

A very notable trend is the rapidly increasing interest in AI, predictive models, and now also Generative-AI that is expected to bring a significant level of innovation, change, process automation and a growing trend of leveraging the huge amount of data captured by insurance carriers, to provide real-time insights and operational advice on managing the operation.

Also, the transfer to cloud-based systems in a SaaS engagement model with a subscription-type contracts is getting stronger, and we witness a growing and strong preference of customers and carriers to benefit from a cloud-native system.

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

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on our revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Revenue Recognition

The Company implements the provisions of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). See Note 18 to our consolidated financial statements for further disclosures.

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

The Company recognizes revenue on such contracts over time, using the percentage of completion accounting method. The Company recognizes revenue as the work is performed, based on a ratio between labor effort incurred to date compared to the total estimated labor effort for the contract. Incurred labor effort represents work performed that corresponds with, and thereby best depicts, the transfer of control of the goods and services to the customer. Determining the projected labor costs requires understanding the project-specific circumstances, including the specific terms and conditions of each contract, changes to the project schedule, and complexity of the project. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses become probable, in the amount of the estimated loss on the entire contract.

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

Goodwill, long lived assets and other identifiable intangible assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. We applied the provisions of ASC 350 for our annual impairment test. ASC No. 350, "Intangible-Goodwill and other" requires goodwill to be tested for impairment at least annually, in the fourth quarter of each fiscal year, and in certain circumstances, between annual tests. The accounting guidance gives the option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment considers events and circumstances that might indicate that a reporting unit's fair value is less than its carrying amount. If it is determined, as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative test is performed. Goodwill impairment is required if the carrying amount of a reporting unit exceeds its estimated fair value. The Company operates in a total of four reporting units: P&C, L&P, IPELS and Decision.

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

Based on our annual impairment test during the fourth quarter of each of 2023, 2022, and 2021, no impairment to our goodwill was required.

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

As of December 31, 2023, we had a total of $317.4 million of goodwill and intangible assets, of which $23.7 million were attributable to capitalized software development costs, and the remainder of which were acquired as part of our prior acquisitions.

In accordance with ASC 360, “Property, Plant and Equipment,” or ASC 360, our long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In measuring the recoverability of assets, we are required to make estimates and judgments in assessing our forecast and cash flows and compare that with the carrying amount of the assets. Additional significant estimates used by management in the methodologies used to assess the recoverability of our long-lived assets include estimates of future cash-flows, future short-term and long-term growth rates, market acceptance of products and services, and other judgmental assumptions, which are also affected by factors detailed in our Risk Factors section in this annual report (see “Item 3.D. Key Information – Risk Factors”). If these estimates or the related assumptions change in the future, we may be required to record impairment charges for our long-lived assets.

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

The following table and below biographies set forth certain information regarding the current executive officers and directors of the Company as of March 1, 2024.

Name	Age	Position
Guy Bernstein (1)	56	Chairman of the Board of Directors
Roni Al-Dor	63	President, Chief Executive Officer and Director
Eyal Ben Chlouche (2)	62	Director
Yacov Elinav (2)	77	Director
Uzi Netanel (1)(2)	88	Director
Naamit Salomon (1)	60	Director
Roni Giladi	53	Chief Financial Officer

(1)	Member of Compensation Committee

(2)	Member of Audit Committee

Guy Bernstein has served as a director of the Company since January 1, 2007, and was appointed Chairman of the Board of Directors on November 12, 2009. Mr. Bernstein has served as the chief executive officer of Formula, our parent company, since January 2008. From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze. He also served as a director of Emblaze from April 2004 until November 2010. Prior to joining Emblaze, Mr. Bernstein served as Chief Financial and Operations Officer of Magic Software, a position he held since 1999. Mr. Bernstein joined Magic Software from Kost Forer Gabbay & Kasierer, a member of EY Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein also serves as Chief Executive Officer of Magic Software, as Chairman of the Board of Matrix IT Ltd, Zap Group Ltd and Michpal Group, and as a director of TSG IT Advanced Systems Ltd. Mr. Bernstein is a Certified Licensed Public Accountant and holds a BA in Accounting and Economics from the College of Management Academic Studies.

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

Eyal Ben-Chelouche, a highly accomplished professional with more than two decades of experience in finance and capital markets, has held significant leadership positions throughout his career. He began his tenure as a director at the Company in August 2008. Notably, he served as the Commissioner of Capital Market Insurance and Savings at the Israeli Ministry of Finance from 2002 to 2005, where he spearheaded critical reforms. His roles also included Deputy Commissioner and Senior Foreign Exchange and Investment Manager at the Bank of Israel, as well as an Investment Officer at the Bank of England in London. Mr. Ben-Chelouche played a pivotal role in the Bachar Committee on Capital Market Reform, which shaped the financial landscape in Israel. Presently, he serves as the Chairman of the Board of Directors for the DavidShield PassportCard Group since 2018 and DavidShield Insurance since 2020. As an independent director, he brings extensive financial expertise to organizations such as Matrix IT Ltd., Migdal Holding Ltd., and several other private companies. Mr. Ben-Chelouche is an independent director.

Yacov Elinav has served as a director of the Company since March 2005. For over 30 years, Mr. Elinav served in various positions at Bank Hapoalim B.M., which is listed on the London and Tel Aviv Stock Exchanges, including over 10 years as a member of the Board of Management, responsible for subsidiary and related companies. From 1992 through 2006, Mr. Elinav served as Chairman of the Board of Directors of Diur B.P. Ltd., the real estate subsidiary of Bank Hapoalim. From August 2004 until 2009, Mr. Elinav served as Chairman of the Board of Directors of DS Securities and Investments, Ltd. From August 2004 through 2008, Mr. Elinav served as Chairman of the Board of Directors of DS Provident Funds Ltd., and from 2010 until August 2015, served as Chairman of the Board of Directors of Golden Pages Ltd. Mr. Elinav also serves on the Board of Directors of several other public and private companies. Mr. Elinav is an independent director.

Uzi Netanel has served as a director of the Company since March 2005. He served as chairman of the Board of Directors of Maccabi Enterprise Development & Management Ltd. from 2012 through 2022, and has served as a director of Maccabi Health Services since 2005. He previously served as Chairman of Maccabi Group Holdings Ltd., from 2000 through 2017. From 2004 through 2007, Mr. Netanel served as Chairman of Board of Directors of M.L.L Software & Computers, and from 2000 through 2011 served as a director of Bazan and Carmel Olephine. From 2001 through 2003, Mr. Netanel served as partner in the FIMI Opportunity Fund. From 1993 through 2001, he served as Active Chairman of Israel Discount Capital Markets and Investments Ltd. From 1997 to 1999, Mr. Netanel served as Chairman of Poliziv Plastics Company (1998) Ltd. From 2005 through 2014, he served as director of Maman Group and from 2012 through 2014, he served as director of Gadot Biochemicals. Mr. Netanel also serves at present on the Board of Directors of Acme Trading and Dorcel (B.A.Z.) Ltd. Mr. Netanel is an independent director.

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

Our Chairman, Guy Bernstein, serves as the Chief Executive Officer of Formula. In addition, Ms. Salomon, another Board member of ours, who served as an executive officer of Formula until December 2009, is a member of the Board of Directors of our affiliate Magic Software Enterprises Ltd. Formula directly owns (as of March 1, 2024) approximately 43.6% of our currently outstanding Common Shares, and Asseco holds 25.8% of the outstanding share capital of Formula.

Board Diversity Matrix

Board Diversity Matrix
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	As of March 15, 2024		As of March 15, 2023
	Female	Male	Female	Male
Part I: Gender Identity
Directors	1	5	1	5
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0	0	0	0
LGBTQ+	0	0	0	0
Did Not Disclose Demographic Background	0	0	0	0

B. Compensation of Directors and Officers

The aggregate amount of compensation paid by us, or accrued by us, for all directors and executive officers as a group for services in all capacities with respect to the fiscal year ended December 31, 2023 was $3.3 million, which includes amounts set aside or accrued to provide cash bonuses, pension, retirement or similar benefits.

These compensation amounts do not include amounts expended by us for automobiles made available to our officers or expenses (including business travel and professional and business association dues) reimbursed to such officers. The foregoing amounts also exclude the value of stock option grants to our directors and officers pursuant to our 2011 Share Incentive Plan and our 2021 Share Incentive Plan (which plans are described below), which value amounted to $1.4 million in the aggregate for 2023.

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

We paid with respect to 2023 fees of approximately $0.1 million, in the aggregate, to all of our independent directors (except to our Chairman of the Board, as described below), in respect of their service on our Board of Directors, including for attending or participating in meetings of the Board of Directors and its committees, and for participating in Board action taken via unanimous written consent. Such fees were set in accordance with the rates paid to “external directors” under the Israeli Companies Law, 5759-1999. Although we are not an Israeli company and are not subject to the Israeli Companies Law, we deem certain standards of that body of law (including compensation to Board members) relevant to a company such as ours. In addition to fees paid to our independent directors, we also paid approximately $28 thousand to Formula in respect of the service of its Chief Executive Officer, Guy Bernstein, as our Chairman of the Board.

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

As of December 31, 2023, 1,047,000 and 51,422 Common Shares were issuable upon the exercise of outstanding options and outstanding RSUs, respectively, under the 2011 Plan. The outstanding options had a weighted average exercise price of $26.82 per share, of which options to purchase 574,500 Common Shares had vested. Of the Common Shares underlying outstanding awards under the 2011 Plan as of that date, 650,000 of such shares were issuable upon the exercise of outstanding options or settlement of RSUs held by our directors and executive officers. As of December 31, 2023, no further Common Shares were available for future grant under the 2011 Plan, as all shares that had remained available were transferred to the 2021 Plan upon its adoption.

2021 Share Incentive Plan

We adopted a new share incentive plan, the 2021 Share Incentive Plan, or the 2021 Plan, on August 3, 2021, under which we have granted and may grant equity-based incentive awards to attract, motivate and retain the talent for which we compete.

Authorized Shares

As of December 31, 2023, there were 2,149,648 Common Shares allocated for issuance under the 2021 Plan, of which 898,500 and 21,401 Common Shares were issuable upon the exercise of outstanding options and outstanding RSUs, respectively. The outstanding options had a weighted average exercise price of $21.84 per share, of which options to purchase 221,925 Common Shares had vested. Of the Common Shares underlying outstanding awards under the 2021 Plan as of that date, 160,000 of such shares were issuable upon the exercise of outstanding options held by our directors and executive officers. As of December 31, 2023, 1,222,909 Common Shares were reserved and available for future grant under the 2021 Plan.

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

Audit Committee

The Audit Committee of our Board of Directors is comprised of three independent directors (as determined by our Board of Directors in accordance with Nasdaq Listing Rule 5605€(2)(A) and Rule 10A-3 under the Exchange Act), who were appointed to that committee by the Board of Directors: Yacov Elinav, Uzi Netanel and Eyal Ben Chlouche. Mr. Elinav serves as the chairman of the committee. The Board of Directors has furthermore determined that Mr. Elinav meets the definition of an audit committee financial expert (as defined in paragraph (b) of Item 16A of Form 20-F promulgated by the SEC). The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing financial information, internal controls and the audit process. In addition, the committee is responsible for oversight of the work of our independent auditors. The committee meets at regularly scheduled quarterly meetings.

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

Corporate Governance Policies Adopted by Board

While not incorporated in Israel, our headquarters are located in Israel and we therefore voluntarily conform with corporate governance practices that are customary for an Israeli company whose shares are listed on the Nasdaq Stock Market. Accordingly, our Board of Directors has adopted various policies and procedures that apply to our employees and directors and that are meant to implement risk management on a company-wide level, including, among others, the following:

●	Code of Ethics— constitutes a guide of principles designed to help our employees conduct business honestly and with integrity (and which is referenced in Item 16B below).

●	Whistleblower Policy— enables the anonymous submission by our employees of reports regarding illegal or dishonest activities.

●	Insider Trading Policy— implements restrictions (including quarterly blackout periods) for our employees that reinforce legal prohibitions on their use of material inside information in effecting transactions in our securities.

●	Antifraud Policy— aimed at detecting and preventing fraud, misappropriations, and other irregularities by our employees, including any intentional, false representation or concealment of material facts for the purpose of inducing another to act upon it in connection with their activities with third parties on behalf of our company.

●	Related Party Transactions Policy— intended to ensure the proper disclosure to, and approval by (if approved), our Audit Committee of transactions between our company and any of its related parties (including officers, directors and Formula and Asseco— our largest direct and indirect shareholders, respectively) in an amount equal to or exceeding $120,000, in order to ensure that any such transactions are in the best interest of our company and our shareholders. The policy provides that our Head of Legal and CFO review and approve all related party transactions, and report such transactions to our Audit Committee, although only those transactions equal to or exceeding $120,000 require approval of the Audit Committee.

●	Clawback Policy— required for complying with SEC regulations mandating that companies have a policy in place to recover erroneously awarded incentive-based compensation that is recoverable by a company from its executive officers following the discovery of an accounting restatement.

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

D. Employees

As of December 31, 2023, we had a total of 5,000 employees, a 5.2% increase relative to the end of 2022.

The following table sets forth the number of our employees as of the end of each of the past three fiscal years, according to their geographic regions:

	Total Number of Employees as of December 31,
Geographic Region	2023	2022	2021
Israel	774	800	754
UK and Rest of Europe	1,209	1,136	965
North America	593	581	593
Asia Pacific	2,424	2,237	1,732
Total Employees	5,000	4,754	4,044

E. Share Ownership

The number of our Common Shares beneficially owned by our directors and executive officers individually, and by our directors and executive officers as a group, as of March 1, 2024, is as follows:

	Shares Beneficially Owned
	Number		Percent (1)
Roni Al-Dor	1,275,849	(2)	2.3%
All directors and executive officers (3) as a group (7 persons, including Roni Al-Dor) (3)	1,441,433	(4)	2.6%

(1)	Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The percentages shown are based on 55,743,234 Common Shares outstanding (which excludes 2,328,296 Common Shares held in treasury) as of March 1, 2024, plus such number of Common Shares as the relevant person or group had the right to receive upon exercise of options that are exercisable within 60 days of March 1, 2024.

(2)	Includes options to purchase 410,000 Common Shares under the 2011 Plan at exercise prices ranging between $23.69 and $28.6, expiring no later than January 4, 2027, which are vested or will become vested within 60 days of March 1, 2024. See Item 6 – “Directors, Senior Management and Employees— Compensation of Directors and Officers”.

(3)	Each of our directors and executive officers who is not separately identified in the above table beneficially owns less than 1% of our outstanding Common Shares (including options to purchase Common Shares held by each such party that are vested or will vest within 60 days of March 1, 2024) and has therefore not been separately identified.

(4)	Includes options to purchase 499,800 Common Shares at exercise prices ranging from $21.18 to $28.6 per share, which are vested or will become vested within 60 days of March 1, 2024.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

The following table sets forth, as of March 1, 2024, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person known by the Company to own beneficially more than 5% of the outstanding Common Shares, based on information provided to us by the holders or disclosed in public filings of the shareholders with the Securities and Exchange Commission.

We determine beneficial ownership of shares under the rules of Form 20-F promulgated by the SEC and include any Common Shares over which a person possesses sole or shared voting or investment power, or the right to receive the economic benefit of ownership, or for which a person has the right to acquire any such beneficial ownership at any time within 60 days.

	Shares Beneficially Owned
Name and Address	Number		Percent(1)
Formula Systems (1985) Ltd. 5 HaPlada Street Or Yehuda 60218, Israel	24,314,766	(2)	43.6%

(1)	The percentages shown are based on 55,743,234 Common Shares outstanding (which excludes 2,328,296 Common Shares held in treasury) as of March 1, 2024.

(2)	The number of Common Shares shown as owned by Formula Systems (1985) Ltd., or Formula, is based on information provided to the Company by Formula as of March 1, 2024. Also based on information provided to the Company, as of March 1, 2024, Asseco held 25.8% of the outstanding share capital of Formula. The address of Asseco is Olchowa 14 35-322 Rzeszow, Poland.

To the best of our knowledge, each of the entities listed in the above table has sole voting and investment power with respect to all shares shown as beneficially owned by it, except to the extent described above.

Significant changes in holdings of major shareholders

From time to time, Formula has increased its beneficial shareholding in our Company through market purchases of additional Common Shares. Formula’s beneficial ownership of our Common Shares constituted 48.9% of our outstanding share capital as of the start of 2017. That beneficial ownership has been diluted down to 43.6 % as of March 1, 2024, primarily as a result of our follow-on public offering that took place in October 2020, as well as various minor issuances of Common Shares due to stock options exercises under our equity incentive plans.

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

Voting rights of major shareholders

Our major shareholders do not have different voting rights than other shareholders with respect to the Common Shares that they hold.

Holders of record

As of March 1, 2024, there were 49 holders of record of our Common Shares, including 31 holders of record with addresses in the United States who held a total of 48,080,877 Common Shares (out of which 48,074,678 Common Shares are held of record by CEDE & Co), representing approximately 86.3% of our issued and outstanding Common Shares. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, because many of these Common Shares were held of record by nominees (including CEDE & Co., as nominee for a large number of banks, brokers, institutions and underlying beneficial holders of our Common Shares). In particular, Formula, which held as of March 1, 2024 (in part as a record holder and in part as an underlying beneficial holder) 24,314,766 Common Shares, representing 43.6% of our issued and outstanding shares, is not a United States company.

Control of the Company

Based on Formula’s beneficial ownership of 43.6% of the outstanding Common Shares of the Company (as of March 1, 2024), and based on Asseco’s beneficial ownership of 25.8% of the outstanding share capital of Formula also as of that date, both Formula and Asseco may be deemed to control the Company. We are unaware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B. Related Party Transactions

Fees Paid to Major Shareholder for Board Service of its Affiliate

We paid to our major shareholder, Formula, approximately $28,288 in respect of our share of the director fees of Guy Bernstein, our Chairman, for the year ended December 31, 2023. Mr. Bernstein serves as the Chief Executive Officer of Formula. Formula directly owns (as of March 1, 2024) approximately 43.6% of our currently outstanding Common Shares.

Additional Agreements and Transactions with Affiliated Companies of Formula and Asseco

During the year ended December 31, 2023, we paid to affiliated companies of Asseco approximately $18.8 million, in the aggregate, pursuant to services agreements that we have in place with those companies under which we receive services. In 2023, we also purchased from those affiliated companies an aggregate of approximately $0.3 million of hardware and software. Please see Note 15 to our audited consolidated financial statements included in Item 18 of this annual report for further information.

In addition, during 2023, our Polish subsidiary Sapiens Poland performed services as a sub-contractor on behalf of Asseco for clients of Asseco in a total amount of approximately $3.5 million. For historical reasons, Asseco issues invoices to those clients and then Sapiens in turn invoices Asseco on a back-to-back basis (with no margin to Asseco).

Further, we paid to Formula approximately $0.9 million (which is included in the $18.8 million paid to affiliated companies of Asseco described above) in respect of our share of its D&O insurance for each of our directors and officers for the period between February 14, 2023 and February 13, 2024.

Trade Payables and Receivables

As of December 31, 2023, we had trade payables balances due to, and trade receivables balances due from, our related parties in amounts of approximately $1.2 million and $1.0 million, respectively.

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

Financial Statements

See our consolidated financial statements and related notes in Item 18.

Export Sales

In 2023, 95.4% of our revenues originated from customers located outside of Israel.

For information on our revenues breakdown by geographic region for the past three years, see Item 5.A, “Operating and Financial Review and Prospects— Operating Results— Comparison of the years ended December 31, 2023 and 2022— Revenues by geographical region” in this annual report, as well as Item 5.A, “Operating and Financial Review and Prospects— Operating Results— Comparison of the years ended December 31, 2022 and 2021— Revenues by geographical region” in our annual report on Form 20-F for the year ended December 31, 2022, which we filed with the SEC on March 29, 2023.

Legal Proceedings

From time to time, we are a party to various legal proceedings and claims that arise in the ordinary course of business. Currently, there are no such legal proceedings pending or threatened against us that we believe may have a significant effect on our financial condition or profitability.

Dividend Policy

In August 2019, our Board of Directors adopted a dividend policy, and in May 2022, it updated that policy. Under that updated policy, on a semi-annual basis, after publishing (i) our annual audited consolidated financial statements in our annual report on Form 20-F, and (ii) our financial statements for the quarter and six months ended June 30, our Board of Directors will announce, and distribute, a semi-annual cash dividend in an aggregate amount (between both dividends in total) of up to 40% of our annual net profit (on a non-GAAP basis). Our Board of Directors may change, whether as a result of a one-time decision or a change in policy, the rate or frequency of dividend distributions and/or decide not to distribute a dividend. The distribution of dividends will be made in compliance with Cayman Islands law, the Memorandum and the Articles, as well as our contractual obligations. Since the adoption of our dividend policy, we have declared cash dividends, initially on an annual basis and subsequently on a semi-annual basis, most recently in amounts of $0.26 per share, $0.25 per share and $0.23 per share, or $14.4 million, $13.8 million and $12.7 million, in the aggregate, which were paid in August 2023, April 2023 and August 2022, respectively.

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

The closing price of our Common Shares on the Nasdaq Global Select Market on March 4, 2024, being the latest practicable date prior to publication of this annual report, was $30.11.

The closing price of our Common Shares on the TASE on March 4, 2024, being the latest practicable date prior to publication of this annual report, was NIS 109, or $30.49 (as converted from NIS based on the NIS-U.S. dollar representative exchange rate reported by the Bank of Israel as of March 4, 2024).

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

Deed of Trust in Favor of Series B Debenture Holders

In connection with our Israeli public offering and private placement of NIS 280 million (approximately US $79.2 million), and Israeli public offering of NIS 210 million (approximately US $60 million), in principal amount of our Series B Debentures, in the aggregate, in September 2017 and June 2020, respectively (which debentures are traded on the TASE), we entered into a deed of trust with a trustee in favor of the debenture holders. In the deed of trust, we have agreed to repay the principal amount of the originally issued debentures (those issued in September 2017) in eight equal payments that will be paid once a year on January 1. For the debentures issued in June 2020, the payment dates remain the same, but due to the passage of the initial payment dates, the payments to be made on all remaining payment dates are proportionately greater. In the case of the September 2017 Series B Debentures and June 2020 Series B Debentures, the principal payments will therefore run from the years 2019 through 2026 (included), and the years 2021 through 2026 (included), respectively. We made the first six such principal payments on the September 2017 Series B Debentures on January 1, 2019, 2020, 2021, 2022, 2023 and 2024, and the first four principal payments on the June 2020 Series B Debentures on January 1, 2021, 2022, 2023 and 2024. The outstanding principal amounts bear interest at an annual rate of 3.37%, payable in half-yearly payments on January 1 and July 1 of each year. In the case of the September 2017 Series B Debentures, those interest payments have occurred and will occur in years 2018 through 2026 (included), while for the June 2020 Series B Debentures, those payments only began in 2021 but will conclude at the same time—in 2026. The principal and interest are payable in NIS, subject to adjustment in accordance with fluctuations in the exchange rate between the U.S. dollar and the NIS.

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

The deed of trust includes the following provisions:

●	A negative pledge, subject to certain exceptions

●	A covenant not to distribute dividends unless (i) our shareholders’ equity (not including minority interests) shall not be less than $160 million, (ii) our net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) does not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity, including minority interest), (iii) the amount of the dividend does not exceed our profits for the year ended December 31, 2016 and the first three quarters of the year ended December 31, 2017, plus 75% of our profits as of September 1, 2017 and up to the date of distribution, and (iv) no event of default shall have occurred

●	Financial covenants, including (i) the equity attributable to the shareholders of Sapiens (not including minority interests), as reported in our annual or quarterly financial statements, will not be less than $120 million, and (ii) Sapiens’ net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity, including minority interest)

As of December 31, 2023, we were in compliance with the foregoing financial covenants.

We also agreed to standard events of default under the deed of trust, together with the following specific events of default (among others):

●	Cross default, including following an immediate repayment initiated in relation to other indebtedness (other than non-recourse debt) in an amount that exceeds 5% of our total balance sheet

●	Suspension of trading of the debentures on the TASE over a period of 60 days, or the delisting of the debentures from the TASE

●	Failure to have the debentures rated over a period of 60 days

●	If the rating of the debentures is less than BBB- by S&P Maalot or less than Baa3 by Midroog Ltd. or drops below an equivalent rating of another rating agency (as of July 2023, S&P Maalot affirmed a rating of ilAA- for the debentures)

●	If there is a change in control without consent of the rating agency (a change of control is deemed to occur if Formula ceases the be the controlling shareholder of our company, whether directly or indirectly. Formula will be considered a controlling shareholder for so long as it continues to hold at least 25% of the means of control of our company (within the meaning of the Israeli Securities Law) and there is no other person or entity holding a higher percentage. To the extent that Formula holds such controlling interest jointly with others, it will be deemed to remain our controlling shareholder if it maintains the highest percentage ownership among such other shareholders)

●	The existence and continuation of a bankruptcy event involving our company, or the liquidation of our company or writing off of our assets

●	Our failure to comply with the above-described financial covenants for two consecutive quarters

●	There has been a material adverse change in the business of our company compared to the position of our company shortly before the issuance of the debentures and there is a material concern that we will not be able to pay our obligations under the debentures on time

●	If we distribute a dividend contrary to the above-described limitations on dividends

●	Breach of our undertakings regarding the issuance of additional Series B Debentures

●	The sale of 25% or more of our assets, or a change in the main sphere of our activity as a company

●	Failure to comply with the negative pledge covenant

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

In addition, a sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, or the U.S-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gain tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting rights during any part of the 12-month period preceding such sale, exchange or disposition; (ii) the shareholder, if an individual, has been present €n Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; (iii) the capital gain arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel; (iv) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (v) the capital gain arising from such sale, exchange or disposition is attributed to royalties; or (vi) the shareholder is a U.S. resident (for purposes of the U.S.-Israel Treaty) and is not holding the shares as a capital asset. In each case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S-Israel Treaty does not provide such credit against any U.S. state or local taxes.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 698,280 for 2023 (approximately $188,215, based on an exchange rate of NIS 3.71 per U.S. dollar as of January 24, 2024), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Dividends that are received by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains, provided those dividends meet the requirements of “qualified dividend income.” The maximum long-term capital gains rate is 20% for individuals with annual taxable income that exceeds certain thresholds. In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8 percent tax on net investment income to the extent certain threshold amounts of income are exceeded. See “Tax on Net Investment Income” in this Item below. For this purpose, qualified dividend income generally includes dividends paid by a foreign corporation if certain holding period and other requirements are met and either (a) the stock of the foreign corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the Nasdaq Global Select Market) or (b) the foreign corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. Dividends that fail to meet such requirements and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (i) if the U.S. holder held the Common Share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such Common Share (or substantially identical securities); or (ii) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the Common Share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term €s defined in the Code), or PFIC, for any taxable year, dividends paid on our Common Shares in such year or in the following taxable year would not be qualified dividends. See the discussion below regarding our PFIC status under “Tax Consequences if We Are a Passive Foreign Investment Company.” In addition, a non-corporate U.S. holder will be able to take qualified dividend income into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend income will be taxed at ordinary income rates.

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

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2023.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2023. We currently expect that we will not be a PFIC in 2024. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our Common Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our Common Shares in the event that we qualify as a PFIC.

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

Because exchange rates between the NIS, GBP and Euro, on the one hand, and the US dollar, on the other hand, fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our revenue and profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reflected as financial expenses in our consolidated financial statements. A hypothetical 10% movement in foreign currency exchange rates (primarily the NIS, GBP and Euro) against the US dollar, with all other variables held constant on the expected sales, would have resulted in a decrease or increase in 2023 sales revenues of a maximum of $28.4 million, or an effect of 5.5% on total revenues.

We monitor our foreign currency exposure and, from time to time, may enter into currency forward contracts or put/call currency options to hedge balance sheet exposure. We may use such contracts to hedge exposure to changes in foreign currency exchange rates associated with balance sheet balances denominated in a foreign currency and anticipated costs to be incurred in a foreign currency.

Inflation Risk. Given that we have expanded our global presence and offer our software solutions and services to new markets, particularly in the United States, the U.K. and Europe, when inflationary pressures are more significant (as they were in 2022 and earlier in 2023), they adversely impact our operations. The increased inflation in Europe and the U.S. in 2022 and early 2023 led to an increase in certain of our operating costs and expenses, such as employee compensation and office operating expenses. In addition, during periods of significant inflation, the purchasing power of our customers declined due to our customers’ rising other expenses, and customer demand for our software solutions and services was, to a certain extent, adversely impacted as a result, which negatively affected our results of operations, financial condition and prospects at the time. The reduction in inflation over the second half of 2023 mitigated these effects. We continue to monitor, on an ongoing basis, inflationary pressures and their impact on our results of operations.

Market Risk. We currently do not invest in, or otherwise hold, for trading or other purposes, any financial instruments that are subject to market risk.

Interest Rate Risk. We pay interest on our Series B Debentures based on a fixed interest rate which is denominated in NIS linked to a fixed US dollar interest rate. Because we do not have any outstanding debt obligations other than the Series B Debentures, we were not materially impacted, in a direct manner, by the global rise in interest rates that occurred throughout 2022 and during much of 2023. Therefore, no quantitative tabular disclosures are required. We note, however, that the ability of our customers to finance the purchase of our solutions is adversely impacted by higher interest rates and tighter credit conditions.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures.

Our management, including our President and Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15€ and 15d-15€ of the Exchange Act) as of December 31, 2023. Based on such evaluation, the President and Chief Executive Officer, and the Chief Financial Officer, have concluded that, as of December 31, 2023, the Company’s disclosure controls and procedures are effective.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

C. Attestation Report of Registered Public Accounting Firm.

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2023 is provided on page F-5, as included under Item 18 of this annual report.

D. Changes in Internal Control Over Financial Reporting.

Based on the evaluation conducted by our President and Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2023 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Fees Paid to Independent Auditors

Fees billed by Kost Forer Gabbay & Kasierer, a member of EY Global and other members of EY Global for professional services for each of the last two fiscal years were as follows:

	Year ended December 31,
	2023	2022
	(in thousands)
Audit Fees (1)	$600	$550
Tax Fees (2)	$153	$219
All other fees (3)	$200	$-
Total	$953	$769

(1)	Audit fees consist of fees billed for the annual audit and the quarterly reviews of the Company’s consolidated financial statements and consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent auditors can reasonably provide.

(2)	Tax fees are for professional services rendered by our independent auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and global mobility.

(3)	All other fees include fees for advisory services rendered with respect to quality of earnings, cost-benchmarking and other services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE.

We are permitted to exempt ourselves from a number of the requirements under the Nasdaq Listing Rules based on our status as a “foreign private issuer.” See Item 6.C above “Board Practices— Nasdaq Opt-Outs for a Foreign Private Issuer.” Pursuant to that allowance, we have elected to follow our home country practice— under Cayman Islands law— in lieu of complying with the following requirements of the Nasdaq Listing Rules:

●	Nasdaq Listing Rule 5605(b): Under this Nasdaq listing rule, a majority of the members of a company’s board of directors must qualify as independent directors, as defined under Nasdaq Listing Rule 5605(a)(2), and the independent directors must have regularly scheduled meetings at which only independent directors are present. We instead follow Cayman Islands law, under which our Board of Directors need not include a majority of independent directors, nor do independent directors need to meet separately on a regular basis.

●	Nasdaq Listing Rule 5605(d)(2): Under this Nasdaq listing rule, a company must appoint a compensation committee composed of at least two members, each of whom is an independent director (as determined in accordance with Nasdaq Listing Rule 5605(d)(2)(A)), which shall, among other matters, determine, or recommend to the board of directors for determination, the compensation of the chief executive officer and all other executive officers (subject to limited exceptions). In keeping with Cayman Island law, our Compensation Committee is not, and need not be, composed entirely of independent directors.

●	Nasdaq Listing Rule 5605(e)(1): Under this Nasdaq listing rule, a director nominees must either be selected or recommended for the board of directors’ selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors (subject to limited exceptions). As permitted under Cayman Island law, our Board of Directors as a whole makes nominations of directors.

●	Nasdaq Listing Rule 5605(e)(2): Under this Nasdaq listing rule, a company must certify that it has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under US federal securities laws. Given the absence of such a requirement under Cayman Island law, we have no such formal written charter, and have not adopted such a board resolution.

●	Nasdaq Listing Rule 5635: This Nasdaq listing rule requires a domestic United States company to obtain shareholder approval for certain dilutive events, such as:

●	the establishment or amendment of certain equity based compensation plans and arrangements;

●	an issuance that will result in a change of control of the company; and

●	certain acquisitions of the stock or assets of another company.

We instead follow Cayman Island law, under which shareholder approval is not required for any of the dilutive events described in Nasdaq Listing Rule 5635.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Disclosure under this item is not required in this annual report.

ITEM 16K CYBERSECURITY.

Risk management and strategy

We maintain a corporate cybersecurity risk assessment program that is designed to identify and manage material risks from cybersecurity threats. The program is integrated into our overall risk management system, thereby ensuring that we address cybersecurity risks in a comprehensive manner.

In implementing the processes of our cybersecurity risk assessment program, we have an internal cybersecurity team (described further below under “Item 16K. Cybersecurity—Governance”), and we also engage outside assessors, consultants, auditors and other third parties to help us in identifying and managing our cybersecurity risks. The degree to which our internal cybersecurity team, as opposed to an external party, handles the implementation of a given cybersecurity project depends on the specific needs of the project. We have processes in place to oversee and identify risks related to our outsourcing of certain portions of our cybersecurity risk management. Those processes are designed to ensure that we are utilizing reliable and secure third-party vendors.

We regularly assess whether any risks from cybersecurity threats are reasonably likely to materially affect our company, its business strategy, results of operations or financial condition. If any such risks are identified, we take appropriate measures to mitigate them. As with virtually every other public company, we believe that a potential material cybersecurity incident could potentially adversely affect our business operations in a material manner, due to the reliance that we place on our information technology (IT) systems for, among other things: effectively managing our accounting and financial functions, including maintaining our internal controls; managing our sales and marketing processes for our solutions and services; and maintaining our proprietary rights (such as research and development, and other intellectual property- related data). The failure of our IT systems to perform properly could disrupt our ability to develop, market and sell our solutions and services, which may result in decreased sales, increased overhead costs, and failure of our solutions to properly function, causing our business, our reputation, and our operating results to suffer. Please see “Item 3.D. Risk Factors—Risks Relating to Our Business, Our Industry, and Our Financing Activities— Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business”.

Governance

As part of our corporate cybersecurity risk assessment program, we prioritize the identification and management of cybersecurity risk at several levels, including board oversight and heavy involvement of our management on an ongoing basis.

Our board of directors as a whole is responsible for the oversight of risks from cybersecurity threats. The board has established a steering committee that reports cybersecurity risks to the entire board on an annual basis. The committee meets annually with our company’s chief information security officer (CISO), who updates the committee regarding the latest developments with respect to our cybersecurity risk assessment program, the results of the latest risk assessments, and any material risks from cybersecurity threats that have been identified. The committee also receives regular, ongoing updates on the prevention, detection, mitigation and remediation of cybersecurity incidents, including details concerning any incidents that have occurred, our company’s response to such incidents, and any lessons learned as a result. The steering committee reports information concerning cybersecurity risks to our entire board of directors on a regular basis, including material cybersecurity risks that have been identified, our company’s response to those risks, and any recommendations for improvement in our response.

Our management, led by our CISO, is primarily responsible for assessing and managing material risks from cybersecurity threats. The CISO directly manages our cybersecurity risk assessment program. Our CISO has over 30 years of comprehensive experience in Information Systems and Technology, with a dedicated focus on Information Security, Incident Response, Cybersecurity, and Forensics for the past decade. As a chief information security officer for three years, he has provided strategic leadership and proactive risk management, steering various organizations through evolving cyber threats. His expertise is rooted in hands-on experience, making him a respected figure in the cybersecurity community.

In handling his role, our CISO is assisted by a team of cybersecurity professionals, which includes individuals with prior work experience, degrees, certification, knowledge, skills and background in cybersecurity, including with respect to cybersecurity risk management, cybersecurity engineering and cybersecurity operations. The cybersecurity team is responsible for monitoring the prevention, detection, mitigation and remediation of cybersecurity incidents. This includes monitoring our IT network and systems for signs of cyber-attacks, responding to any cybersecurity incidents that occur, and implementing measures to prevent future incidents. The cybersecurity team reports information about cybersecurity risks to senior management on a regular basis. This includes information about any material risks from cybersecurity threats that have been identified, our company’s response to those risks, and any recommendations for improvement.

PART III

Item 17. Financial Statements.

We have elected to provide financial statements and related information pursuant to Item 18.

Item 18. Financial Statements.

The Consolidated Financial Statements and related notes required by this Item are contained on pages F-1 through F-47 hereof.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit No.	Exhibit Description
1.1	Memorandum of Association of Sapiens International Corporation N.V. (incorporated by reference to Appendix A to the Company’s proxy statement with respect to its 2017 Annual General Meeting of Shareholders, annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 26, 2017)

1.2	Articles of Association of Sapiens International Corporation N.V. (incorporated by reference to Appendix A to the Company’s proxy statement with respect to its 2017 Annual General Meeting of Shareholders, annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 26, 2017)

2.1	Description of common shares of Sapiens International Corporation N.V.*

4.1	Sapiens International Corporation N.V. 2011 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-177834), filed with the SEC on November 9, 2011)

4.2	Sapiens International Corporation N.V. 2021 Share Incentive Plan (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-260325), filed with the SEC on October 18, 2021)

8.1	List of Subsidiaries*

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global, independent registered public accounting firm*

97.1	Sapiens International Corporation N.V. Policy for Recovery of Erroneously Awarded Compensation*

101	The following financial information from Sapiens International Corporation N.V.’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in XBRL (eXtensible Business Reporting Language):
(i) Consolidated Balance Sheets at December 31, 2023 and 2022;
(ii) Consolidated Statements of Income for the years ended December 31, 2023 and 2022;
(iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022, and 2021;
(iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2023, 2022, and 2021;
(v) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022, and 2021; and
(vi) Notes to the Consolidated Financial Statements, tagged as blocks of text. *
104	Cover Page Interactive Date File

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SAPIENS INTERNATIONAL CORPORATION N.V.

Date: March 26, 2024	By:	/s/ Roni Al-Dor
Roni Al-Dor
President & Chief Executive Officer

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

IN U.S. DOLLARS

- - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sapiens International Corporation N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company on December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 26, 2024 expressed an unqualified opinion thereon.

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

/s/ Kost Forer Gabbay & Kasierer
KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company’s auditor since 1994.

Tel-Aviv, Israel

March 26, 2024

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sapiens International Corporation N.V.

Opinion on Internal Control over Financial Reporting

We have audited Sapiens International Corporation N.V.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Sapiens International Corporation N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes, and our report dated March 26, 2024 expressed an unqualified opinion thereon.

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

/s/ Kost Forer Gabbay & Kasierer
KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel

March 26, 2024

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2023	2022

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$126,716	$160,285
Short-term bank deposit	75,400	20,000
Trade receivables (net of allowance for credit losses of $1,501 and $1,130 on December 31, 2023 and 2022, respectively)	60,024	58,563
Unbilled receivables and contract assets	30,249	34,819
Other receivables and prepaid expenses	22,514	11,640

Total current assets	314,903	285,307

LONG-TERM ASSETS:
Capitalized software development costs, net	23,725	23,426
Other intangible assets, net	37,317	44,003
Property and equipment, net	12,661	12,021
Goodwill	256,310	252,232
Severance pay fund	3,605	3,996
Operating lease right-of-use assets	23,557	33,688
Deferred tax assets	11,050	9,418
Other long-term assets	6,496	4,253

Total long-term assets	374,721	383,037

Total assets	$689,624	$668,344

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2023	2022

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$6,291	$9,415
Employees and payroll accruals	49,273	42,256
Accrued expenses and other liabilities	28,600	34,706
Current maturities of Series B Debentures	19,796	19,796
Current maturities of operating lease liabilities	6,623	9,063
Deferred revenues	38,541	30,720

Total current liabilities	149,124	145,956

LONG-TERM LIABILITIES:
Series B Debentures, net of current maturities	39,543	59,275
Deferred tax liabilities	10,820	11,363
Other long-term liabilities	11,538	13,312
Long-term operating lease liabilities	21,084	28,432
Accrued severance pay	7,568	7,063
Redeemable non-controlling interest	-	89

Total long-term liabilities	90,553	119,534

COMMITMENTS AND CONTINGENCIES

EQUITY:
Sapiens International Corporation N.V. Shareholders’ equity:
Share capital:
Common shares of € 0.01 par value: Authorized: 70,000,000 shares on December 31, 2023 and 2022; Issued: 58,061,530 and 57,468,506 shares on December 31, 2023 and 2022, respectively; Outstanding: 55,733,234 and 55,140,210 shares on December 31, 2023 and 2022, respectively	762	756
Additional paid-in capital	353,317	344,734
Treasury shares, at cost - 2,328,296 Common shares on December 31, 2023 and 2022	(9,423)	(9,423)
Accumulated other comprehensive loss	(17,261)	(21,138)
Retained earnings	119,875	85,575

Total Sapiens International Corporation N.V. shareholders’ equity	447,270	400,504
Non-controlling interests	2,677	2,350

Total equity	449,947	402,854

Total liabilities and equity	$689,624	$668,344

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2023	2022	2021

Revenues	$514,584	$474,736	$461,035

Cost of revenues	294,990	274,573	273,191

Gross profit	219,594	200,163	187,844

Operating expenses:
Research and development	63,475	58,656	54,013
Selling, marketing, general and administrative	77,251	75,016	76,343

Total operating expenses	140,726	133,672	130,356

Operating income	78,868	66,491	57,488
Financial expense, net	1,750	941	202

Income before taxes on income	77,118	65,550	57,286
Taxes on income	14,251	12,619	9,964

Net income	62,867	52,931	47,322

Net income attributed to non-controlling interests	423	336	151

Net income attributable to Sapiens’ shareholders	$62,444	$52,595	$47,171

Net earnings per share attributable to Sapiens’ shareholders

Basic earnings per share	$1.13	$0.95	$0.86

Diluted earnings per share	$1.12	$0.95	$0.85

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021

Net income	$62,867	$52,931	$47,322

Other comprehensive income (loss):

Foreign currency translation adjustments, net	3,823	(24,115)	(8,159)

Total comprehensive income	66,690	28,816	39,163

Comprehensive income attributed to non-controlling interests	369	178	199

Comprehensive income attributable to Sapiens’ shareholders	$66,321	$28,638	$38,964

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except of share data)

	Common share			Additional paid-in	Treasury	Accumulated other comprehensive	Retained	Non-controlling	Total shareholders’
	Shares	Amount		capital	shares	Income (loss)	earnings	interests	equity

Balance as of January 1, 2021	54,661,699	$751		$344,693	$(9,423)	$11,026	$44,643	$2,004	$383,694

Stock-based compensation	-	-		4,706	-	-	-	5	4,711
Employee stock options exercised (cash and cashless)	403,310	5		2,033	-	-	-	-	2,038
Distribution of dividend	-	-		-	-	-	(20,255)	(31)	(20,286)
Other comprehensive loss	-	-		-	-	(8,207)	-	48	(8,159)
Transaction with minority shareholders	-	-		(595)	-	-	-	(5)	(600)
Net income	-	-		-	-	-	47,171	151	47,322

Balance as of December 31, 2021	55,065,009	756		340,837	(9,423)	2,819	71,559	2,172	408,720

Stock-based compensation	-	-		3,835	-	-	-	-	3,835
Employee stock options exercised (cash and cashless)	75,201	*	)	* )	-	-	-	-	-
Distribution of dividend	-	-		-	-	-	(38,579)	-	(38,579)
Other comprehensive loss	-	-		-	-	(23,957)	-	(158)	(24,115)
Employee settlement of stock-based liability	-	-		62	-	-	-	-	62
Net income	-	-		-	-	-	52,595	336	52,931

Balance as of December 31, 2022	55,140,210	756		344,734	(9,423)	(21,138)	85,575	2,350	402,854

Stock-based compensation	-	-		3,621	-	-	-	-	3,621
Employee stock options exercised (cash and cashless)	593,024	6		4,901	-	-	-	-	4,907
Distribution of dividend	-	-		-	-	-	(28,144)	(47)	(28,191)
Other comprehensive loss	-	-		-	-	3,877	-	(54)	3,823
Employee settlement of stock-based liability	-	-		66	-	-	-	-	66
Transaction with minority shareholders	-	-		(5)	-	-	-	5	-
Net income	-	-		-	-	-	62,444	423	62,867

Balance as of December 31, 2023	55,733,234	$762		$353,317	$(9,423)	$(17,261)	$119,875	$2,677	$449,947

*)	Represents an amount lower than $1.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities:

Net income	$62,867	$52,931	$47,322
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	21,439	22,240	28,669
Stock-based compensation	3,621	3,835	4,711
Accretion of discount on Series B Debentures	64	85	106
Impairment of right of use asset	-	-	1,439
Capital loss (gain) from sale of property and equipment	195	26	(60)

Net changes in operating assets and liabilities
Decrease (Increase) in net trade receivables, unbilled receivables and contract assets	3,960	(21,860)	(13,937)
Decrease (increase) in other operating assets	(10,492)	1,661	5,658
Changes in operating lease right-of-use assets	5,090	6,044	12,085
Decrease in deferred tax liabilities, net	(3,003)	(10,134)	(1,902)
Increase (decrease) in trade payables	(3,580)	4,634	(529)
Increase (decrease) in other operating liabilities	(4,098)	(235)	5,338
Changes in operating lease liabilities	(4,813)	(7,787)	(13,663)
Increase (decrease) deferred revenues	7,266	(7,738)	4,930
Increase in accrued severance pay, net	909	78	375

Net cash provided by operating activities	79,425	43,780	80,542

Cash flows from investing activities:

Purchase of property and equipment	(2,574)	(2,757)	(3,786)
Proceeds from sale of property and equipment	48	54	1,111
Capitalized software development costs	(6,518)	(6,097)	(7,911)
Net cash received from (paid for) acquisitions (b)	(8,060)	(3,466)	831
Proceeds from (investment in) short-term bank deposits and other, net	(55,499)	26	10,031
Purchase of other intangible asset	(177)	(200)	(151)

Net cash provided by )used in( investing activities	$(72,780)	$(12,440)	$125

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from financing activities:

Proceeds from employee stock options exercised	$4,809	$-	$2,038
Repayment of Series B Debentures	(19,796)	(19,796)	(19,796)
Distribution of dividend	(28,144)	(38,579)	(20,255)
Payments of contingent consideration	-	-	(926)
Acquisition of non-controlling interests	(161)	-	(990)
Dividend to non-controlling interest	(47)	-	(31)

Net cash used in financing activities	(43,339)	(58,375)	(39,960)

Effect of exchange rate changes on cash	3,125	(2,923)	(3,025)

Increase (decrease) in cash, and cash equivalents	(33,569)	(29,958)	37,682
Cash, cash equivalents at beginning of year	160,285	190,243	152,561

Cash and cash equivalents at end of year	$126,716	$160,285	$190,243

Supplemental cash flow activities:

(a) Cash paid during the year for:

Interest	$752	$1,468	$3,500

Income taxes	$29,886	$12,846	$9,050

(b) Net cash received from (paid for) acquisitions:
Fair value of assets acquired and liabilities assumed at the date of acquisition:
Working capital, net (excluding cash and cash equivalents)	$(627)	$317	$238
Other long-term assets	(2,439)	-	-
Other long-term liabilities	202	-	-
Deferred tax liability	828	-	-
Deferred payment consideration liability	1,488	-	-
Goodwill and other intangible assets	(7,512)	(3,783)	593

	$(8,060)	$(3,466)	$831

(c) Non-cash transactions:
Net lease liabilities arising (modifying) from obtaining right-of-use assets	$(4,875)	$(24)	$5,526
Property and equipment purchase incurred but unpaid at year end	$75	$268	$262

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

Sapiens International Corporation N.V. (“Sapiens”) and its subsidiaries (collectively, the “Company”), a member of the Formula Systems (1985) Ltd. (“Formula”) Group, is a global provider of software solutions for the insurance industry. The ultimate parent of the Company is Asseco Poland S.A. (“Asseco”), a Polish public company, traded on the Warsaw Stock Exchange. The Company’s expertise is reflected in its innovative software, solutions and professional services for property & casualty (P&C); reinsurance; life, pension & annuity (L&P); workers’ compensation (WC); medical professional liability (MPL); financial & compliance (F&C); and decision modeling for both insurance and non-insurance markets. The Company offers end to end solutions for insurers core, data & analytics and digital operations, as well as stand-alone solutions which help them optimize and maximize their current investment.

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

Short-term bank deposits with maturities of more than three months and less than one year are included in short-term bank deposits.

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

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table presents the changes in the allowance for credit losses for the years ended December 31, 2023 and 2022:

	December 31,
	2023	2022

Balance at the beginning of the year	$1,130	$1,337
Current period provision	762	428
Write offs	(330)	(635)
Recoveries collected	(61)	-

Balance at year end	$1,501	$1,130

g.	Property and equipment, net:

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

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company accounts for a transaction that do not meet the definition of a business or if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets as asset acquisitions.

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

Goodwill represents the excess of the purchase price in a business combination over the fair value of the identifiable tangible and intangible assets acquired. ASC No. 350, “Intangible-Goodwill and other” requires goodwill to be tested for impairment at least annually, in the fourth quarter of each fiscal year, and in certain circumstances, between annual tests. The accounting guidance gives the option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment considers events and circumstances that might indicate that a reporting unit’s fair value is less than its carrying amount. If it is determined, as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative test is performed. Goodwill impairment is required if the carrying amount of a reporting unit exceeds its estimated fair value. The Company operates in four reporting units: L&P (Life & Pension), P&C (Property & Casualty), Decision and IPELS.

For the years ended December 31, 2023, 2022 and 2021, no impairment of goodwill has been recorded.

m.	Impairment of long-lived assets:

The long-lived assets of the Company, including finite-lived intangible assets and right of use assets, are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2023 and 2022, no impairment losses have been recognized.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2021, the Company recorded an impairment loss of $1,439 as outlined in Note 6.

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

Revenue from long term contracts which involve significant implementation, customization, or integration of the Company’s software license to customer-specific requirements are considered one performance obligation satisfied over-time.

The Company recognizes revenue from such contracts over time, using the percentage of completion accounting method. The Company recognizes revenue as the work is performed, based on a ratio between labor effort incurred to date compared to the total estimated labor effort for the contract. Incurred labor effort represents work performed that corresponds with, and thereby best depicts, the transfer of control of the goods and services to the customer. Determining the projected labor costs requires understanding the project-specific circumstances, including the specific terms and conditions of each contract, changes to the project schedule, and complexity of the project. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses become probable, in the amount of the estimated loss on the entire contract.

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

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, trade receivables, unbilled receivables and contract assets, and foreign currency derivative contracts.

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

Severance expense for the years 2023, 2022 and 2021 amounted to $4,877, $5,199 and $4,538, respectively.

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

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Such 401(k) employer match expense for the years 2023, 2022 and 2021 amounted to $1,356, $1,280 and $1,282, respectively.

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

The Company accounts for stock-based compensation to employees, including grants of share options and Restricted Shares Units (“RSUs”), in accordance with ASC 718, “Compensation - Stock Compensation” (“ASC 718”), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model.

The Company uses the Binomial Lattice (“Binomial model”) option-pricing model to estimate the fair value for grants of share options. The Binomial model takes into account variables such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, and the probability that the option will be exercised prior to the end of its contractual life. The Company recognizes forfeitures of equity-based awards as they occur. The fair value of RSUs without market conditions, is based on the closing market value of the underlying shares at the date of grant.

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

The fair value of each option granted in 2023, 2022 and 2021 using the Binomial model, was estimated on the date of grant with the following assumptions:

	Year ended December 31,
	2023	2022	2021

Contractual life	6 years	6 years	6 years
Expected exercise factor	2-2.8	2-2.8	2-2.8
Dividend yield	0%	0%	0%
Expected volatility (weighted average)	37.25%-39.28%	35.5%-36.4%	36.3%-36.9%
Risk-free interest rate	3.32%-4.2%	3.0%-4.3%	0.5%-1.3%

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

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying amounts of cash and cash equivalents, short-term bank deposit, trade receivables, other receivables, prepaid expenses (excluding derivatives), accounts payable, accrued expenses and other current liabilities approximate their fair value due to the short-term maturities of such instruments.

The following table presents assets measured at fair value on a recurring basis as of December 31, 2023 and 2022:

	December 31,
	2023	2022
	Fair value measurement using input Level 2
Other receivables and prepaid expenses:
Derivative instruments	$-	$109

u.	Derivatives and hedging:

The Company enters into options contracts and forward contracts to hedge certain transactions denominated in foreign currencies. The purpose of the Company’s foreign currency hedging activities is to protect the Company from the risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. The Company’s option and forward contracts do not qualify as hedging instruments under ASC 815, “Derivatives and hedging”. Changes in the fair value of a hedging strategy are reflected in the consolidated statements of income as financial income or expense.

In 2023, 2022, and 2021 the Company entered into forward contracts in the aggregate notional amounts of $82,078, $168,850, and $140,688, respectively, and in 2023, 2022, and 2021, the Company entered into option contracts in the notional amounts of $121,080, $0 and $27,138, respectively, in order to protect against foreign currency fluctuations.

As of December 31, 2023, 2022 and 2021, the Company had outstanding options and forward contracts, in the notional amount of $ 0, $15,900 and $20,000, respectively.

In 2023 and 2022 the Company recorded financial expense, net of $2,991 and $1,193, respectively and in 2021 the Company recorded financial income, net of $3,338, with respect to the above transactions.

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

The Company accounts for comprehensive income (loss) in accordance with ASC 220, “Comprehensive Income”. Comprehensive income (loss) generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company records transactions under comprehensive income net of income tax. The Company determined that its other comprehensive income (loss) relates to foreign currency translation adjustments.

x.	Recently adopted accounting standards:

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”. The standard requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606, Revenue from Contracts with Customers, as if it had originated the contracts. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. The adoption of this ASU did not have a significant effect on the Company’s financial statements and disclosures.

y.	Recently issued accounting pronouncements:

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:- ACQUISITIONS

1.	Acquisition of NCDC S.A:

On December 4, 2023 (“the NCDC Acquisition Date”), the Company completed the acquisition of all of the outstanding shares of NCDC S.A. (“NCDC”), a polish entity that provides services which allows quick set up of insurance systems through automation and digitalization for P&C (Property and Casualty) insurance products. The acquisition of NCDC expands the Company’s ability to support the Company software products mainly in the Nordic region.

The purchase price amounted to $11,667 in total, of which, $10,179 were paid in cash on the acquisition date, $1,063 are deferred payments ($638 will be paid after 12 months and $425 will be paid after 18 months from the acquisition date) and up to $425 will be paid by the end of March 2024 subject to net working capital adjustments. In addition, NCDC’s three key employees have retention-based payments over two years (2024-2025) of up to $523. These payments are subject to continued employment, and therefore were not included in the purchase price and will be expensed over the requested employment period.

Acquisition related costs amounted to $325, and are presented under selling, marketing, general and administrative in the Company’s consolidated statements of income. The results of NCDC’s operations have been included in the consolidated financial statements from the NCDC Acquisition Date.

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed:

Current assets (including cash acquired of $2,119)	$3,786
Goodwill	3,153
Customer relationships	4,359
Other long-term assets	2,439

Total assets acquired	$13,737

Current liabilities	$918
Deferred revenues	122
Deferred tax liabilities	828
Other long-term liabilities	202

Total liabilities acquired	$2,070

Net assets acquired	$11,667

The preliminary balances presented in these financial statements are subject to certain changes upon finalization of the purchase price once the net working capital adjustments are agreed with the seller.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:- ACQUISITIONS (Cont.)

The excess of purchase consideration over the fair value of net tangible and intangible assets acquired was recorded as goodwill. The goodwill from the acquisition of NCDC is primarily attributable to potential synergy with Sapiens, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

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

NOTE 4:- OTHER LONG-TERM ASSETS

	December 31,
	2023	2022

Unbilled receivables	$3,988	$1,902
Rent deposits	2,116	2,083
Other	392	268

	$6,496	$4,253

NOTE 5:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2023	2022
Cost:
Computers and peripheral equipment	$35,392	$40,101
Office furniture and equipment	6,338	8,260
Leasehold improvements	9,041	8,192

	50,771	56,553
Accumulated depreciation:
Computers and peripheral equipment	28,525	34,285
Office furniture and equipment	4,580	5,532
Leasehold improvements	5,005	4,715

	38,110	44,532

Depreciated cost	$12,661	$12,021

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:- PROPERTY AND EQUIPMENT, NET (Cont.)

Depreciation expenses totaled $3,865, $4,242 and $5,360 for the years 2023, 2022 and 2021, respectively. During 2023, the Company recorded a reduction of $6,331 to the cost and accumulated depreciation of fully depreciated property and equipment no longer in use.

NOTE 6:- LEASES

The Company leases substantially all of its office space and vehicles under operating leases. The Company’s leases have original lease periods expiring between 2024 and 2036. Some leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement. Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancellable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

In December 2021, the Company recorded  an impairment in the amount of $1,439 primarily related to the offices in the United States and Germany. The impairment was included in the operating expenses in the Company’s consolidated statement of income.

The components of operating lease costs were as follows:

	Year ended December 31,
	2023	2022

Operating lease cost	$5,007	$6,019
Variable lease cost	2,037	4,004
Short-term lease cost	648	829

Total lease costs	$7,692	$10,852

The following is a summary of weighted average remaining lease terms and discount rates for all of the Company’s operating leases:

	December 31,
	2023	2022

Weighted average remaining lease term (years)	7.19	7.28
Weighted average discount rate	6.43%	5.08%

Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2023 and 2022, respectively, was $6,245 and $9,789 (included in cash flow from operating activities).

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:- LEASES (Cont.)

Maturities of lease liabilities are as follows:

2024	$7,732
2025	5,935
2026	5,539
2027	5,128
2028	5,405
Thereafter	4,079

Total undiscounted cash flows	33,818
Less imputed interest	6,111

Present value of lease liabilities	$27,707

NOTE 7:- CAPITALIZED SOFTWARE DEVELOPMENT COSTS, NET

The changes in capitalized software development costs for the years ended December 31, 2023 and 2022 were as follows:

	December 31,
	2023	2022

Balance at the beginning of the year	$23,426	$25,203

Capitalization	6,518	6,097
Amortization	(5,775)	(5,840)
Functional currency translation adjustments	(444)	(2,034)

Balance at year end	$23,725	$23,426

Amortization of capitalized software development costs for 2023, 2022 and 2021, was $5,775, $5,840 and $7,679, respectively. Amortization expense is included in cost of revenues.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:- OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net, are comprised of the following:

	Weighted average remaining useful	December 31,
	life (years)	2023	2022
Original amounts:

Customer relationships	5.8	$60,328	$55,178
Technology	2.9	70,554	70,264
Patents	0.5	1,324	1,364

		132,206	126,806

Accumulated amortization:

Customer relationships		32,235	27,717
Technology		61,408	53,832
Patents		1,246	1,254

		94,889	82,803

Other intangible assets, net		$37,317	$44,003

b.	Amortization of other intangible assets was $11,799, $12,158 and $15,630 for 2023, 2022 and 2021, respectively.

c.	Estimated amortization expense for future periods:

2024	$9,754
2025	7,537
2026	7,290
2027	4,746
2028	3,254
Thereafter	4,736

$37,317

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:- GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2023 and 2022 are as follows:

	December 31,
	2023	2022

Balance at the beginning of the year	$252,232	$261,141

Acquisitions	3,153	2,123
Functional currency translation adjustments	925	(11,032)

Balance at year end	$256,310	$252,232

NOTE 10:- ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2023	2022

Government authorities	$12,965	$15,297
Accrued expenses and other liabilities	15,635	19,409

	$28,600	$34,706

NOTE 11:- SERIES B DEBENTURES, NET OF CURRENT MATURITIES

	December 31,
	2023	2022

Series B Debentures	$59,389	$79,186
Less: Current maturities	(19,796)	(19,796)
Less: Unamortized debt discounts and issuance costs	(50)	(114)

	$39,543	$59,275

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

In accordance with the indenture for the Series B Debentures, the Company is required to meet the following financial covenants: (1) Target shareholders’ equity (excluding minority interest)- above $120 million – as of December 31, 2023 , total shareholders’ equity was approximately $447.3 million; and (2) Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65% - as of December 31, 2023 the ratio of net financial indebtedness to net capitalization was (46.48)%. (3) Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5. As of December 31, 2023, the Target ratio of net financial indebtedness to EBITDA was (1.46). As of December 31, 2023, the Company is in compliance with all of its financial covenants.

During the years ended December 31, 2023, 2022 and 2021, the Company recorded $2,003, $2,671 and $3,337, respectively, of interest expense and $64, $85 and $106, respectively of amortization of debt issuance costs, premium and discount in respect of the Series B Debentures.

As of December 31, 2023, and 2022, the estimated fair value of the Company’s Series B Debentures was $57,667 and $75,192, respectively. The fair value was determined based on the closing trading price of the Series B Debentures as of the last day of trading for the period. The fair value of the Series B Debentures is considered a Level 2 measurement as they are not actively traded.

NOTE 12:- COMMITMENTS AND CONTINGENCIES

a.	Sapiens Technologies (1982) Ltd. (“Sapiens Technologies”), a subsidiary incorporated in Israel, was partially financed under programs sponsored by the Israel Innovation Authority (“IIA”), formerly the Office of the Chief Scientist, for the support of certain research and development activities conducted in Israel. In exchange for participation in the programs by the IIA, the Company agreed to pay 3.5% of total net consolidated license and maintenance revenue and 0.35% of the net consolidated consulting services revenue related to the software developed within the framework of these programs based on an understanding with the IIA reached in January 2012.

Royalty expense amounted to $750, $816 and $531 in 2023, 2022 and 2021, respectively, and are included in cost of revenues.

As of December 31, 2023 and 2022, the Company had a contingent liability to pay royalties of up to $5,021 and $5,661, respectively.

b.	The Company provided bank guarantees in the amount of $700 as security for the rent to be paid for its leased offices. The bank guarantees will be expired and renewed in February 2024. As of December 31, 2023 and 2022, the Company provided bank guarantees of $214 and $262, respectively, as security for the performance of various contracts with customers and suppliers.

c.	In accordance with the indenture for the Series B Debentures, the Company is required to meet certain financial covenants. See Note 11 above.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates in Israel:

Taxable income of Israeli companies was generally subject to corporate tax at the rate of was 23% in 2023 and 2022. Some of the Israeli subsidiaries are eligible for tax benefits as described below.

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

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

In 2021, the Company decided to apply and benefit from the Temporary Order and pay the reduced CIT as per the provisions of the Economic Efficiency Law in respect of its total accumulated tax-exempt earnings amounting to NIS 109 million (approximately $35.3 million), and accordingly recognized deferred tax liability of $3,531, which was subsequently realized upon the actual filing of the application in 2022 and the payment of related taxes. As a result, all the trapped earnings were released.

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

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2023, was $77,345 and the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that were essentially permanent in duration as of December 31, 2023, was $7,836.

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

Starting from 2022, the TCJA requires taxpayers to capitalize research and development expenses with amortization periods over five for research activities conducted in the United States and over fifteen years for research activities conducted outside of the United States, which has increased the Company’s tax liability in the U.S. The current tax expenses have increased to account for the capitalization of research and development costs in 2022 and 2023.

d.	Net operating losses carryforwards:

As of December 31, 2023, certain subsidiaries had tax loss carryforwards in total of approximately $37,947. Most of these carryforward tax losses have no expiration date.

e.	Deferred tax assets and liabilities:

Significant components of the Company deferred tax assets and liabilities are as follows:

	December 31,
	2023	2022
Deferred tax assets:
Net operating losses carryforwards *)	$10,184	$7,274
Research and development	7,957	7,765
Lease liability	3,308	5,094
Reserves and allowances	3,933	4,737
Other	1,498	2,397

Deferred tax assets before valuation allowance	26,880	27,267
Valuation allowance	(4,465)	(4,815)

Deferred tax assets	22,415	22,452

Deferred tax liabilities:
Capitalized software development costs	(2,975)	(3,085)
Lease right-of-use asset	(3,120)	(4,739)
Acquired intangibles	(8,331)	(10,538)
Property and equipment	(1,276)	(229)
Undistributed earnings	(5,362)	(5,622)
Other	(1,121)	(184)

Deferred tax liabilities	(22,185)	(24,397)

Deferred tax assets (liabilities), net	$230	$(1,945)

*)	Net of $1,192 and $1,145 provision for unrecognized tax benefits related to carryforward losses as of December 31, 2023 and 2022, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

	December 31,
	2023	2022

Deferred tax assets, net	$11,050	$9,418
Deferred tax liabilities, net	(10,820)	(11,363)

Deferred tax assets (liabilities), net	$230	$(1,945)

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from operating losses carry forwards and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2023	2022	2021

Domestic (Israel)	$25,796	$27,373	$39,248
Foreign	51,322	38,177	18,038

	$77,118	$65,550	$57,286

g.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income for an Israeli company, and the actual tax expense as reported in the statements of income is as follows:

	Year ended December 31,
	2023	2022	2021
Income before taxes on income, as reported in the statements of income	$77,118	$65,550	$57,286

Statutory tax rate in Israel	23%	23%	23%

Theoretical taxes on income	$17,737	$15,077	$13,176

Increase (decrease) in taxes resulting from:
Foreign and preferred enterprise tax rates differences	(1,907)	(5,579)	(7,338)
Changes in carry forward tax losses and other temporary differences for which valuation allowance was provided	(350)	(289)	(1,645)
Non-deductible expenses	1,658	1,100	1,437
Decrease in uncertain tax positions, net	(2,293)	2,855	616
Undistributed earnings	(260)	(461)	-
Release of trapped earnings (see note 13.a.2)	-	-	3,531
Others	(334)	(84)	187

Taxes on income, as reported in the statements of income	$14,251	$12,619	$9,964

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

h.	Taxes on income are comprised as follows:

	Year ended December 31,
	2023	2022	2021

Current	$17,257	$22,912	$11,866
Deferred	(3,006)	(10,293)	(1,902)

	$14,251	$12,619	$9,964

	Year ended December 31,
	2023	2022	2021

Domestic (Israel)	$5,367	$4,194	$9,086
Foreign	8,884	8,425	878

	$14,251	$12,619	$9,964

i.	Uncertain tax benefits:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2023	2022

Balance at the beginning of the year	$11,775	$8,920
Increase related to tax positions from prior fiscal years	1,326	4,455
Decrease related to tax positions from prior fiscal years	(1,546)	(588)
Lapses of statutes of limitation	(2,115)	(1,012)

Balance at the end of the year	$9,440	$11,775

As of December 31, 2023 and 2022, accrued interest related to unrecognized tax benefits amounted to $1,668 and $1,253, respectively.

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

Tax assessments filed by part of the Company’s Israeli subsidiaries through the year ended December 31, 2018, are considered to be final.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

The Company is currently under audit in several jurisdictions for the tax years 2019 and onwards. Timing of the resolution of audits is highly uncertain and therefore, as of December 31, 2023, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits.

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

As of December 31, 2023, 1,222,909 common shares of the Company were available for future grant under the 2021 Plan. Any options granted under the 2021 Plan which are forfeited, cancelled, terminated or expired, will become available for future grant under the 2021 Plan.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- EQUITY (Cont.)

A summary of the stock option activities in the year ended on December 31, 2023 is as follows:

	Year ended December 31, 2023
	Amount of options	Weighted average exercise	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Outstanding on January 1, 2023	2,132,763	21.51	3.30	5,531
Granted	429,500	21.09
Exercised	(558,695)	9.54
Expired and forfeited	(58,068)	14.59

Outstanding on December 31, 2023	1,945,500	24.52	3.71	9,118

Vested and expected to vest	1,945,500	24.52	3.71	9,118

Exercisable on December 31, 2023	796,425	24.78	3.13	$3,604

The weighted average grant date fair values of the options granted during the years ended December 31, 2023, 2022 and 2021 were $6.51, $7.22 and $10.35, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2023, 2022 and 2021 was $851, $250 and $8,505, respectively.

The options outstanding under the Company’s stock option plans as of December 31, 2023 have been separated into ranges of exercise prices as follows:

					Weighted
	Options	Weighted		Options	Average
	outstanding	Average	Weighted	Exercisable	Exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	Options
exercise price	2023	Term	price	2023	Exercisable
		(Years)	$		$

8.49	15,000	0.60	8.49	15,000	8.49
9.49-13.88	52,000	1.36	11.49	52,000	11.49
18.26-22.03	816,500	4.86	20.00	188,425	20.93
22.71-27.28	271,250	2.77	23.43	182,500	22.69
28.6-31.06	723,750	3.29	28.95	325,000	29.12
33.48	67,000	3.92	33.48	33,500	33.48

	1,945,500	3.71	24.52	796,425	24.78

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- EQUITY (Cont.)

A summary of the RSU activities in the year ended on December 31, 2023, is as follows:

	Amount of options	Weighted Average Grant-Date Fair Value

Unvested on January 1, 2023	139,144	26.56
Granted	7,500	19.96
Vested	(34,329)	24.47
Expired and forfeited	(39,492)	24.56
Unvested on December 31, 2023	72,823	27.95

The total equity-based compensation expenses related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2023, 2022 and 2021, was $3,621, $3,835 and $4,711, respectively. Such expenses are recorded as part selling, marketing, general and administrative expenses in the Company’s consolidated statements of income.

c.	As of December 31, 2023, there was $5,945 of total unrecognized compensation cost related to non-vested options and RSUs, which is expected to be recognized over a weighted-average period of 1.67 years.

d.	Dividend:

On March 29, 2023, the Company’s board of directors approved the distribution based on 2022 second half results, of a cash dividend of $0.25 per common share for a total amount of $13,796 that was paid on April 24, 2023.

On August 2, 2023, the Company’s board of directors approved the distribution, based on 2023 first half results, of a cash dividend of $0.26 per common share for a total amount of $14,348 that was paid on August 30, 2023.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:- RELATED PARTIES TRANSACTIONS

Agreements with controlling shareholder and its affiliates:

The Company has in effect services agreements with certain companies that are affiliated with Formula, Sapiens’ parent company (most recently since December 23, 2014 and thereafter), and Asseco, Sapiens’ ultimate parent company, pursuant to which the Company has received services amounting to $18,819, $14,813 and $14,598, in aggregate for the years ended December 31, 2023, 2022 and 2021. In addition, during the years ended December 31, 2023, 2022 and 2021, the Company purchased from those affiliated companies an aggregate of $316, $109 and $369 of hardware and software.

During the years ended December 31, 2023, 2022 and 2021, Asseco provided back office and professional services and fixed assets to one of the Company’s subsidiary, Sapiens Software Solutions (Poland) Sp. z o.o in an amount of $165, $181 and $197, respectively.

As of December 31, 2023, and 2022, the Company had trade payables balances due to its related parties in amount of $1,233 and $2,927, respectively. In addition, as of December 31, 2023 and 2022, the Company had trade receivables balances due from its related parties in amount of $1,008 and $1,149, respectively.

NOTE 16:- BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2023	2022	2021
Numerator (thousands):

Net income attributed to Sapiens’ shareholders	$62,444	$52,595	$47,171

Denominator:

Denominator for basic earnings per share - weighted average number of common shares, net of treasury stock	55,372,435	55,116,832	54,785,243
Stock options and RSU	348,725	453,661	805,058

Denominator for diluted net earnings per share - adjusted weighted average number of shares	55,721,160	55,570,493	55,590,301

The weighted average number of shares related to outstanding anti-dilutive options and RSUs excluded from the calculations of diluted net earnings per share was 1,494,883, 1,275,275 and 804,438 for the years 2023, 2022 and 2021, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:- REPORTABLE SEGMENTS AND GEOGRAPHIC INFORMATION

a.	Segment information:

The Company’s Chief Executive Officer, who is the chief operating decision maker (“CODM”), makes resource allocation decisions and assesses performance based on financial information presented on a consolidated basis, accompanied by disaggregated information and contributed profit by the operating segments.

Segment profit is comprised of operating profit for the segment that does not include amortization of purchased intangible assets, stock-based compensation expenses, capitalization of software development, and certain other items. The Company identified one operating segment as reportable - the Insurance segment, in which the Company operates as a provider of software solutions for the insurance industry. The insurance segment includes both L&P and P&C segments which are aggregated into one reportable segment.

The other operating segments are insignificant individually and therefore their results are presented together under “All other”. The “All other” category mainly includes certain products sold to non-insurance customers.

The Company’s CODM does not regularly review asset information by segments and, therefore, the Company does not report asset information by segment.

The following tables present information on reportable segments profit for the period presented:

	Year ended December 31, 2023
	Insurance	All other	Unallocated *)	Consolidated

Revenues	$492,747	$22,057	$(220)	$514,584
Segment operating profit	$89,316	$4,825	$(15,273)	$78,868

	Year ended December 31, 2022
	Insurance	All other	Unallocated *)	Consolidated

Revenues	$452,584	$22,244	$(92)	$474,736
Segment operating profit	$79,009	$4,468	$(16,986)	$66,491

	Year ended December 31, 2021
	Insurance	All other	Unallocated *)	Consolidated

Revenues	$441,791	$21,763	$(2,519)	$461,035
Segment operating profit	$77,406	$3,998	$(23,916)	$57,488

*)	Unallocated includes amortization of purchased intangible assets, stock-based compensation expenses, capitalization of software development, and certain other items.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:- REPORTABLE SEGMENTS AND GEOGRAPHIC INFORMATION (Cont.)

b.	Geographic information:

The following table sets forth revenues by country based on the billing address of the customer. Other than as shown below, no other country accounted for more than 10% of the Company’s revenues during the years ended December 31, 2023, 2022 and 2021.

	Year ended December 31,
	2023	2022	2021
1. Revenues:
North America *)	$212,217	$197,519	$188,980
Europe **)	257,213	232,840	237,054
Rest of the world	45,154	44,377	35,001

	$514,584	$474,736	$461,035

*)	Revenues from North America that are shown in the above table consist of revenues primarily from the United States (in amounts of $210,507, $195,916 and $186,909 during the years ended December 31, 2023, 2022 and 2021, respectively). Revenues from the United States are higher by more than 20% than any other country (including Europe and rest of the world countries).

**)	Revenues from Europe include revenues from United Kingdom, or UK, European Union countries (including Nordic region) and Israel. Revenues from the UK amounted to $77,219, $64,380 and $63,738 during the years ended December 31, 2023, 2022 and 2021, respectively.

	December 31,
	2023	2022
2. Long- lived assets, including property and equipment, net and operation right-of-use assets:
APAC	$14,167	$16,184
Europe	8,544	8,794
Israel (See note 6)	10,871	17,229
North America	2,636	3,502

	$36,218	$45,709

c.	Major customer data:

For the years ended December 31, 2023, 2022 and 2021, no single customer contributed more than 10% to the Company’s total revenues.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:- REVENUE

Remaining performance obligations represent contract revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. The aggregate amount of consideration allocated to performance obligations either not satisfied or partially unsatisfied was approximately $260 million as of December 31, 2023. The Company expects to recognize in 2024 approximately 60% from remaining performance obligations as of December 31, 2023, and the remainder thereafter. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration; the remaining performance obligations related to professional services contracts that are on a T&M basis were excluded, as the Company elected to apply the practical expedients in accordance with ASC 606.

Disaggregation of revenue:

The following table provides information about disaggregated revenue by type of contract, and timing of revenue recognition:

	Years ended December 31,
	2023	2022

Project implementation phase:
Revenues from pre-implementation projects	$188,281	$189,335
Revenues from post-implementation projects	326,303	285,401

Total	$514,584	$474,736

Pre-implementation and post-implementation revenues include subscription, license, maintenance, application maintenance, cloud solutions and professional services.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:- REVENUE (Cont.)

Contract balances:

The following table provides information about trade receivables, unbilled receivables, contract assets and contract liabilities (deferred revenues) from contracts with customers:

	December 31,
	2023	2022

Trade receivables (net of allowance for credit losses of $1,501 and $1,130 on December 31, 2023 and 2022, respectively)	60,024	58,563
Short-term unbilled receivables *)	19,005	20,488
Long-term unbilled receivables *)	3,418	1,169
Contract assets **)	11,814	15,064
Deferred revenues (short-term contract liabilities) ***)	38,541	30,720

*)	Unbilled receivables relate to revenue recognized in excess of amounts invoiced as the Company has an unconditional right to invoice and receive payment in the future related to its fulfilled obligations.

**)	Contract assets relate to unbilled receivables (including a long-term balance of $570 and $733 presented in other long-term assets as of December 31, 2023 and 2022, respectively), which represent revenue recognized on arrangements for which billings have not yet been presented to customers because the amounts were earned but not contractually billable as of the balance sheet date, and the right to consideration is generally subject to milestone completion, client acceptance or factors other than the passage of time.

***)	Deferred revenue represents billings to customers for which revenue has not yet been recognized.

During the year ended December 31, 2023, the Company recognized $29,170 that was included in deferred revenues (short-term contract liability) balance on December 31, 2022.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:- SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2023	2022	2021

Total costs	$69,993	$64,753	$61,924
Less - capitalized software development costs	(6,518)	(6,097)	(7,911)

Research and development expenses, net	$63,475	$58,656	$54,013

b.	Financial expense, net

	Year ended December 31,
	2023	2022	2021

Interest expenses (income), net	$(2,945)	$1,427	$2,907
Exchange rate loss (gain), net	1,364	(360)	342
PPP loan forgiveness *)	-	(1,465)	-
Derivatives loss (gains), net	2,991	1,193	(3,338)
Bank charges and other	340	146	291

Financial expense, net	$1,750	$941	$202

*)	The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted on March 27, 2020 in the United States. On April 22, 2020, Delphi Technology Inc. (“Delphi”), an American entity acquired on July 27, 2020, applied for such aid in the form of U.S. Small Business Administration’s Paycheck Protection Program (“PPP Loan”) in the amount of $1,546. In October 2022, the U.S. Small Business Administration approved a loan forgiveness in the amount of $1,465 which recorded as a financial income.

NOTE 20:- SUBSEQUENT EVENT

On March 25, 2024, based on the results of the six months period commencing July 2023 until December 31, 2023, the Company's board of directors approved the distribution of a cash dividend of $0.28 per common share for a total amount of approximately $15.6 million that will be paid during April 2024.

- - - - -