Form 20-F
period 2024-12-31
SAPIENS INTERNATIONAL CORP N V
filed 2025-03-27
CIK 885740

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Tel: +972-3 - 790-2000

Fax+972-73-3752112

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

As of December 31, 2024, the Registrant had 55,887,225 Common Shares, par value € 0.01 per share, outstanding (which excludes 2,328,296 Common Shares held in treasury).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T h (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒     No ☐

Indicate by check mark whether the registrant is a large, accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Cautionary Note Regarding Forward-Looking Statements

Certain matters discussed in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	the degree of our success in our plans to leverage our global footprint to grow our sales;

●	the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy;

●	the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions;

●	our lengthy and complex sales cycles, which do not always result in the realization of revenues;

●	the degree of our success in retaining our existing customers and competing effectively for greater market share;

●	the global macroeconomic environment, including headwinds caused by lingering inflationary conditions and relatively high interest rates, which could adversely impact the budgets of our customers and potential customers for capital expenditures, and consequently, our revenues, profitability, and cash flows;

●	difficulties in successfully planning and managing changes in the size of our operations;

●	the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream;

●	the challenges and potential liability that heightened privacy laws and regulations pose to our business;

●	occasional disputes with clients, which may adversely impact our results of operations and our reputation;

●	various intellectual property issues related to our business;

●	potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems;

●	risks related to the insurance industry in which our clients operate;

●	risks associated with our global sales and operations, such as changes in regulatory requirements, geopolitical developments, tariffs and other barriers to cross-border sales, and fluctuations in currency exchange rates, which could adversely affect our results of operations; and

●	risks related to our principal location in Israel and our status as a Cayman Islands company.

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

Risks Related to Our Business, Our Industry and Our Financing Activities

●	Our performance is dependent on the success of our M&A growth strategy, and the integration and continued success of the entities that we acquire.

●	Our product development and sales cycles are often lengthy, requiring us to expend significant time and resources prior to, and without assurances of, generating associated revenues.

●	Macroeconomic conditions reflecting lingering inflation, and relatively high interest rates, may adversely impact the budgets of our customers and potential customers for capital expenditures, and, therefore, exert downward pressure on our revenues, financial position, and cash flows.

●	Retention of key talent is challenging in the current labor markets in the regions in which we operate.

●	Failure to manage our growth— both organic and non-organic—could effectively harm our business.

●	We may be unable to successfully develop and deploy new technologies to address the updated needs of our customers.

●	The market for software solutions and related services is highly competitive and dynamic, and we may be unable to adapt rapidly enough to changing market conditions and to compete successfully with existing or new competitors.

●	Long-term, large, complex implementation projects that we work on often involve changes, which could cause disputes between us and our customers.

●	Security vulnerabilities in our software solutions could lead to reduced revenue or to liability claims.

●	We are subject to risks that are characteristic of the insurance market, including catastrophes, potential capital markets crashes, and consolidation.

●	Breaches or significant disruptions of our information technology systems have occurred and may occur again in the future.

●	Our use of AI in our business subjects us to accompanying risks.

●	We face increased competition from a wide variety of market participants.

Risks Related to Our International Operations

●	Fluctuations in foreign currency exchange rates have adversely affected, and could once again adversely affect, our results of operations.

●	Our expanding international operations are accompanied by costs, operational risks and required regulatory compliance in many jurisdictions.

Risks Related to Intellectual Property

●	We may be unable to protect our patents and trademarks from infringement and avoid infringing the intellectual property rights of others.

●	We may be liable to our clients for damages caused by a violation of intellectual property rights.

Risks Related to Our Israeli Operations and Our Status as a Cayman Islands Company

●	Israeli government tax benefits we receive may be terminated if we cease to qualify for them.

●	Our Israeli research and development grants impose various limitations on us, including restrictions on our ability to transfer manufacturing operations or technology outside of Israel.

●	Israel’s war against the terrorist organizations Hamas and Hezbollah and, intermittently, Iran and the Houthi terrorist organization in Yemen, may adversely affect our operations.

Risks Relating to Our Business, Our Industry and Our Financing Activities

The implementation of our M&A growth strategy, which requires the integration of multiple acquired companies and their respective businesses, operations and employees with our own, involves significant risks, and the failure to integrate successfully may adversely affect our future results.

In the past decade we have completed a significant number of important acquisitions. In the first quarter of 2024, we acquired the remaining outstanding shares of Sapiens Software Solutions (Decision) Ltd. from its minority shareholders, (which, along with certain other Sapiens’ subsidiaries, was merged into Sapiens Technologic 1982 Ltd.). In the fourth quarter of 2023, we acquired NCDC S.A., a Poland-based company with a knowledge of Sapiens’ products in the Nordics, for a purchase price of $11.7 million. During 2023, we increased our holdings in Tiful Gemel (an Israeli provider of provident fund operation, pension clearinghouse services and other additional software services) and Neuralmatic to 100%, transforming those companies into wholly-owned subsidiaries (the latter of which was subsequently liquidated in September 2024). These acquisitions are part of our integrated M&A growth strategy, which is centered on three key factors: growing our customer base, expanding our geographic footprint and adding complementary solutions to our portfolio— all while we seek to ensure our continued high quality of services and product delivery. Any failure to successfully integrate the business, operations and employees of our acquired companies, or to otherwise realize the anticipated benefits of these acquisitions, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies and technologies, and the harmonization of differences in the business cultures between these companies and their personnel. Integration of these businesses will be complex and time-consuming, will involve additional expense and could disrupt our business and divert management’s attention from ongoing business concerns. The challenges involved in integrating NCDC S.A. and other businesses that we have acquired or may acquire from time to time include:

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

Because our solutions are complex and require rigorous testing, development cycles can be lengthy, taking us up to two years to develop and introduce new, enhanced or modified solutions. Moreover, development projects can be technically challenging and expensive. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from such expenses. We may not have, in the future, sufficient funds or other resources to make the required investments in product development. Furthermore, we may invest substantial resources in the development of solutions that do not achieve market acceptance or commercial success. Even where we succeed in our sales efforts and obtain new orders from customers, the complexity involved in delivering our solutions to such customers makes it more difficult for us to consummate delivery in a timely manner and to recognize revenue and maximize profitability. Failure to deliver our solutions in a timely manner could result in order cancellations, damage our reputation and require us to indemnify our customers. Any of these risks relating to our lengthy and expensive development cycle could have a material adverse effect on our business, financial conditions and results of operations.

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

Macro-economic factors, including significant inflation and relatively high interest rates, and fluctuations in currency exchange rates have, in the recent past, and may again, adversely impact our revenues, profitability and cash flows.

Our business depends on overall demand within the global insurance technology sector, the economic health of our current and prospective clients, and worldwide economic conditions. We market and sell our insurance software solutions and services primarily in the European and North American regions, as well as, to a smaller extent, in various parts of the rest of the world. Certain unfavorable economic factors, including inflation, which was high in recent years, have adversely affected the capital budgets of our customers and potential customers, who have had less money to invest in transformation products, which include replacing their current systems with Sapiens solutions. Higher interest rates, implemented by central banks to curb inflation, have worsened credit/financing conditions for our customers and potential customers and adversely impacted their ability to purchase our products. While inflation has decreased from its peak periods, as have interest rates, to the extent those economic indicators remain relatively high, that could adversely affect our results of operations. These factors have in the recent past, and could also could, going forward, delay or lengthen our sales cycles, and inhibit our international expansion, and have led, and may also in the future lead, to longer collection cycles for payments due from our customers, and an increase in customer bad debt. In addition, fluctuations in the relative value of currencies may again adversely impact our financial results in a material manner, as occurred in 2022, when European currencies weakened significantly in comparison to the U.S. dollar. While the strength of these macroeconomic conditions going forward is uncertain, to the extent that they remain significant, our business, results of operations and overall financial position may be adversely impacted, just as they were in the recent past. In 2022, we experienced a slower growth rate in revenues, profitability and cash flows, as measured in U.S. dollars, as a result of those factors. Please see “Risks Relating to our International Operations—Our international operations expose us to risks associated with fluctuations in foreign currency exchange rates that have in the recent past adversely affected, and could once again adversely affect, our business” for a discussion of the headwinds created by currency exchange rates.

In addition to exerting the foregoing impact, macro-economic factors may amplify a number of risks for us, including, but not limited to, the following:

●	our ability to increase sales of new, enhanced solutions to existing customers may be hindered due to more cautious purchasing and investment strategies by corporate customers;

●	reduced economic activity could negatively impact customer discretionary spending on insurance solutions, which in turn could substantially impact our business operations and financial condition in an adverse manner;

●	our customer success efforts, and our ability to enter into new markets and to acquire new customers, may be impeded, in part due to lengthening of our sales cycles;

●	there may be an increase in our credit losses reserves as customers face economic hardship and collectability becomes more uncertain, including due to the risk of bankruptcies;

●	our ability to retain, attract and recruit employees may be adversely impacted if our growth rate and profitability decrease;

●	our ability to complete acquisitions may be hampered if we need to seek financing for such acquisitions; and

●	our ability to raise capital may be hurt.

The full impact of economic headwinds on our business and our future performance may also have the effect of heightening any of our other risk factors described in this annual report, and is difficult to predict when and whether those trends will emerge, so there is some level of risk that any guidance we provide to the market may turn out to be incorrect.

In addition, there is current concern regarding the potential impact that increased and reciprocal tariffs imposed by the United States and other countries may have on the economic environment in which our clients operate, which could adversely affect our sales of insurance software solutions and services in various countries and regions.

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

While the foregoing trend has moderated over the last couple of years, if, going forward, we are unable to hire or retain qualified research and development personnel and other technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. Even if we succeed at retaining the necessary skilled personnel in our research and development and customer support efforts, our investments in our personnel and product development efforts increase our costs of operations and thereby reduce our profitability, unless accompanied by increased revenues. As a result of the intense competition for qualified human resources, the high-tech market in which we operate has experienced and may continue to experience significant wage inflation.  Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Given the highly competitive industry in which we operate, we may not succeed in increasing our revenues in line with our increasing investments in our personnel and research and development efforts.

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

We depend heavily on repeat product and service revenues from our base of existing customers. Five of our largest customers accounted for, in the aggregate, 13.2% and 12.9% of our revenues in the years ended December 31, 2024 and 2023, respectively. If our existing customers are not satisfied with our solutions and services, they may not enter into new project contracts with us or continue using our technologies. A significant decline in our revenue stream from existing customers, including due to termination of agreement(s), would have a material adverse effect on our business, results of operations and financial condition.

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

For non-fixed price contracts, we generally provide our customers with up-front estimates regarding the duration, scope, budget and costs associated with the implementation of our products. Due to the complexities described above, however, we may not meet those upfront estimates and/or the expectations of our customers, for various reasons which may be attributed either to Sapiens or the customers. This could lead to a potential dispute with a client. In 2024 and 2023, certain customers terminated projects with us at the stage of implementation, resulting in the loss of potential future revenues from those customers. We expect that we may have similar cancellations by our customers in the future, during the implementation phase. These terminations, if coupled with disputes with significant customers in the future, whether or not due to failure on our part, could result in lost revenues, lower profit margins, legal claims against us and even the refund of the customers’ money and could harm our reputation, thereby adversely affecting our ability to attract new customers and to sell additional solutions and services to existing customers.

We may be liable to our clients for damages caused by a violation of intellectual property rights, the disclosure of other confidential information, including personally identifiable information, system failures, errors or unsatisfactory performance of services, and our insurance policies may not be sufficient to cover these damages. This risk is particularly heightened as we transition towards cloud-based solutions.

We often have access to, and are required to collect and store, sensitive or confidential client information, including personally identifiable information. Our cloud-based solutions and services utilized by our clients furthermore collect and store such sensitive client information. Some of our client agreements do not limit our potential liability for breaches of confidentiality, infringement indemnity and certain other matters. Furthermore, breaches of confidentiality may entitle the aggrieved party to equitable remedies, including injunctive relief. If any person, including any of our employees and subcontractors, penetrates our network security or misappropriates sensitive or confidential client information, including personally identifiable information, we could be subject to significant liability from our clients or from our clients’ customers for breaching contractual confidentiality provisions or privacy laws. Despite measures we take to protect the intellectual property and other confidential information or personally identifiable information of our clients, unauthorized parties, including our employees and subcontractors, may attempt to misappropriate certain intellectual property rights that are proprietary to our clients or otherwise breach our clients’ confidences. Unauthorized disclosure of sensitive or confidential client information, including personally identifiable information, or a violation of intellectual property rights, whether through employee misconduct, breach of our computer systems, systems failure or otherwise, may subject us to liabilities, damage our reputation and cause us to lose clients.

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

Personal privacy has become a significant issue in the United States, Europe, and many other countries where we operate. Many government agencies and industry regulators continue to impose new restrictions and modify existing requirements about the collection, use, storage, transmission and disclosure of personal information. Changes to laws or regulations affecting privacy and security may impose additional liability and costs on us and may limit our use of such information in providing our services to customers. If we were required to change our business activities, revise or eliminate services or products, or implement burdensome compliance measures, our business and results of operations may be harmed. Additionally, we may be subject to regulatory enforcement actions resulting in fines, penalties, and potential litigation if we fail to comply with applicable privacy laws and regulations.

In particular, our European activities are subject to the European Union General Data Protection Regulation, or GDPR, which has created additional compliance requirements for us. GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR became enforceable on May 25, 2018 and non-compliance may expose entities such as our company to significant fines or other regulatory claims. Also, the United Kingdom has implemented its own version of the GDPR, the so-called U.K. GDPR. In the United States, the privacy regulations to which we may be subject include those promulgated under the authority of the Federal Trade Commission, state regulators and regulator enforcement positions and expectations. At the state level, all states have implemented security breach notification laws. Many states have adopted issue-specific laws pertaining to use of GPS and biometrics, among other technologies. Additionally, several states, including California, Virginia, Maryland and Utah, have enacted laws creating new individual privacy rights for consumers (as that word is broadly defined in each law) and placing increased privacy and security obligations on entities handling personal data of consumers or households. In California, we are subject to the California Consumer Privacy Act, as amended by the California Privacy Rights Act, which entered into substantial effect on January 1, 2023 (as amended, the CCPA). The CCPA imposes enhanced disclosure requirements for us regarding our interactions with customers who are residents of California, such as comprehensive privacy notices for consumers when we, or our agents, collect their personal information. We are further required to ensure third-party compliance, as under the CCPA we could be liable if third parties that collect, process or retain personal information on our behalf violate the CCPA’s privacy requirements. The sanctions for non-compliance include fines and/or civil lawsuits. Other U.S. states, including Colorado, Virginia, Utah, Texas, Florida, Montana and Connecticut, have enacted similar - but not identical - laws, which either are or will go into effect in 2023 and beyond. More generally, some observers have noted that these state laws could represent a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business.

In Israel, where we have our corporate headquarters and significant operations, we are subject to the Israeli Privacy Protection Law, 1981, or PPL, and its regulations, including but not limited the Israeli Privacy Protection Regulations (Data Security) 2017, referred to as the Security Regulations, as well as the guidelines of the Israeli Privacy Protection Authority, or PPA, which impose obligations with respect to the manner certain personal data is processed, maintained, transferred, disclosed, accessed, and secured. As a result, material changes to the PPL or Security Regulations may require us to adjust our data protection and data security practices. In particular, material amendments to the PPL, which we refer to collectively as Amendment 13, were approved by the Israeli Parliament in August 2024 and will come into effect on August 14, 2025. Among other things, Amendment 13 expands the authority of the PPA to investigate incidents where there is concern of privacy violation and to impose monetary sanctions which are considerably higher than those currently available under the PPL and its regulations. In addition, Amendment 13 introduce additional obligations that will apply to parties that process personal data and therefore may require us to modify our data practices, and policies, require to appoint a mandatory position and incur substantial costs and expenses in order to adjust our privacy and data protection practices in Israel. Moreover, on January 2025, the Privacy Protection Regulations (Provisions Regarding Information Transferred to Israel from the European Economic Area), 2023 (“EU Regulations”) entered into effect also with respect to personal data pertaining to Israeli individuals, and as a result may require us to adjust our practices, especially those related to data subjects’ rights.

Failure to comply with the PPL, its regulations, and guidelines issued by the PPA may expose us to administrative fines, civil claims (including class actions), and in certain cases criminal liability. The PPA may initiate administrative inspection proceedings, from time to time. In addition, to the extent that any administrative inspection procedure initiated by the PPA would reveal certain irregularities with respect to our compliance with the PPL, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs. Upon Amendment 13 entering effect in August 2025, the sanctions for non-compliance with the requirements of the PPL and its regulations (including the Security Regulations and the EU Regulations) will be significantly increased, and, in certain cases, may reach substantial amounts in the millions of NIS.

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

A significant invasion, interruption, destruction or breakdown of our information technology, or IT, systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber attacks, which may compromise our systems and lead to data leakage internally. Both data that has been input into our main IT platform, which covers records of transactions, financial data and other data reflected in our results of operations, as well as data related to our proprietary rights (such as research and development, and other intellectual property- related data), are subject to material cyber security risks. From time to time, we experience cyber-attacks and other security incidents of varying degrees, though none which individually or in the aggregate has led to costs or consequences which have materially impacted our operations or business. In response to past incidents, we have implemented further controls and planned for other preventative actions to further strengthen our systems against future attacks. We also have in place disclosure controls that require the reporting of a cyber attack internally, which help to ensure that our senior management team has relevant information concerning such an attack in a timely manner upon its discovery. However, we cannot assure you that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts following past or future attacks will be successful.

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

Despite these protective systems and remedial measures, techniques used to obtain unauthorized access are constantly changing, are becoming increasingly more sophisticated and often are not recognized until after an exploitation of information has occurred. We may be unable to anticipate these techniques or implement sufficient preventative measures, and we therefore cannot assure you that our preventative measures will be successful in preventing compromise and/or disruption of our information technology systems and related data. We furthermore cannot be certain that our remedial measures will fully mitigate the adverse financial consequences of any cyber-attack or incident. If we do not make a sufficient level of investment in our technology systems or if our systems become out-of-date or obsolete and we are not able to deliver the quality of data security that meet our independent security control certification requirements, our business could be adversely affected.

We have put an emphasis on the development and use of AI in our business, which is accompanied by certain risks.

We use artificial intelligence, or AI, Generative AI, machine learning, and automated decision-making technologies (collectively referred to as AI Technologies) throughout our business, and are making significant investments in this area. We use AI Technologies to enhance our products and services and to add additional capabilities to our products. We expect that increased investment will be required in the future to continuously improve our use of AI Technologies.

As with many technological innovations, there are significant risks involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of or our investments in such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability.

In particular, if any of the following problems develops with the models underlying our AI Technologies, the performance of our products, services and business, as well as our reputation and potentially the reputations of our customers, could suffer or we could incur liability resulting from the violation of laws or contracts to which we are a party, or civil claims:

●	the models are incorrectly designed or implemented, or are trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data, or on data to which we do not have sufficient rights or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures;

●	the models are used without sufficient oversight and governance to ensure their responsible use, and/or

●	the models are adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues.

We use AI Technologies licensed from third parties in our technologies and our ability to continue to use such technologies at the scale we need may be dependent on access to specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI Technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party AI Technologies become incompatible with our solutions or unavailable for use, or if the providers of such models unfavorably change the terms on which their AI Technologies are offered or terminate their relationship with us, our solutions may become less appealing to our customers and our business will be harmed. In addition, to the extent any third-party AI Technologies are used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions, or result in legal claims or proceedings, for which we may be unable to recover damages from the affected provider.

With respect to our products or services that incorporate AI Technologies, the market for such products and services is rapidly evolving and important assumptions about the characteristics of targeted markets, pricing, sales cycles, cost, performance, and perceived value associated with our services or products may be inaccurate. We cannot be sure that the market will continue to grow or that it will grow in ways we anticipate. In addition, market acceptance of products and services that incorporate AI Technology is uncertain. Our failure to successfully develop and commercialize our products or services involving AI Technologies could depress the market price of our stock and impair our ability to: raise capital; expand our business; provide, improve and diversify our product offerings; continue our operations and efficiently manage our operating expenses; and respond effectively to competitive developments.

We use AI Technologies licensed from third parties in our technologies and our ability to continue to use such technologies at the scale we need may be dependent on access to specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI Technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party AI Technologies become incompatible with our solutions or unavailable for use, or if the providers of such models unfavorably change the terms on which their AI Technologies are offered or terminate their relationship with us, our solutions may become less appealing to our customers and our business will be harmed. In addition, to the extent any third-party AI Technologies are used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions, or result in legal claims or proceedings, for which we may be unable to recover damages from the affected provider. Any of the foregoing could have a material adverse impact on our results of operations.

Security vulnerabilities in our software solutions could lead to reduced revenue or to liability claims.

Maintaining the security of the software solutions and related services that we offer is a critical issue for us and our customers. Security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate our customers’ end points, information systems and network security measures. Our increased reliance on cloud-based solutions and services for our customers’ information furthermore heightens the potential exposure of that information. Cyber threats are constantly evolving and becoming increasingly sophisticated and complex, making it increasingly difficult to detect and successfully defend against them. Unauthorized parties have, in the past, infiltrated our internal IT systems, gaining access to certain proprietary information. If they were to similarly breach the security related to, and misuse, software solutions that we offer, they might access the authentication, payment and personal information of our customers. In addition, cyber-attackers (which may include individuals or groups, as well as sophisticated groups such as nation-state and state-sponsored attackers, which can deploy significant resources to plan and carry out exploits) also develop and deploy viruses, worms, credential stuffing attack tools and other malicious software programs, some of which may be specifically designed to attack the solutions and services that we offer. Software and operating system applications that we develop have contained and may contain defects in design or manufacture, including bugs, vulnerabilities and other problems that could unexpectedly compromise the security of the software or impair a customer’s ability to operate or use our solutions. The costs to prevent, eliminate, mitigate, or alleviate cyber- or other security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities are significant, and our efforts to address these problems, including notifying affected parties, may not be successful or may be delayed and could result in interruptions, delays, cessation of service and loss of existing or potential customers. It is impossible to predict the extent, frequency or impact these problems may have on us.

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

Our deed of trust related to our Series B Debentures contains certain affirmative covenants and restrictive provisions that, if breached, could result in an increase in the interest rate and, potentially, an acceleration of our obligation to repay those debentures, which we may be unable to honor.

In the deed of trust that we have entered into with the trustee for the holders of our Series B Debentures, or the debentures, which we offered and sold in Israeli public offerings in September 2017 and June 2020, and in an Israeli private placement in September 2017, we have undertaken to maintain a number of conditions and limitations on the manner in which we can operate our business, including limitations on our ability to undergo a change of control, distribute dividends, incur a floating charge on our assets, or undergo an asset sale or other change that results in a fundamental change in our operations. The deed of trust also requires us to comply with certain financial covenants, including maintenance of a minimum shareholders’ equity level and a maximum ratio of financial indebtedness to shareholders’ equity, at levels that are customary for companies of comparable size. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements that could otherwise be financially advantageous to us and, by extension, our debenture holders. The deed of trust furthermore provides for an upwards adjustment in the interest rate payable under the debentures in the event that our debentures’ rating is downgraded below a certain level. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the Israeli rating of the debentures (below BBB-) would constitute an event of default that could result in the acceleration of our obligation to repay the debentures, of which there is $19.8 million principal amount outstanding (as of March 1, 2025), with which it may be difficult for us to comply.

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

Most of our revenues are derived from international operations that are conducted in local currencies. Those operations are conducted in US dollars, British pound sterling, or GBP, Euro, NIS, Danish Krone, or DKK, and Swedish Krona, or SEK. In 2024 and 2023, our revenues were approximately 44.7% and 44.9%, respectively, in US dollars, with the remainder in the other currencies.

In some territories, like in Israel, India and Poland, our cost of operations in local currency is higher than the revenues derived from such operations. In other territories, such as in the United Kingdom and Europe, our revenues are higher than our cost of operations in local currency. Because exchange rates between the NIS, GBP, Euro, Indian Rupee, or INR, and the Polish Zloty, or PLN, against the US dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations could negatively affect our revenue and profitability. In 2024, the GBP appreciated relative to the US dollar by 3% (based on the average exchange rates over the course of 2024 as compared to 2023), thereby increasing the US dollar value of the revenues that we generated in that currency and having a positive impact on our revenues and results of operations. In 2024, the US dollar-Euro ratio remained stable relative to the prior year. In 2023, the GBP and Euro appreciated relative to the US dollar by 1% and 3%, respectively, which had a positive impact on our revenues and results of operations. In earlier periods, however, those European currencies depreciated relative to the US dollar. Any return to that prior trend in future periods would have an adverse impact.

Our international sales and operations subject us to additional risks that can adversely affect our business, results of operations and financial condition.

We are continuing to expand our international operations as part of our growth strategy. In fiscal years 2024 and 2023, 58.4% and 58.8% respectively, of our revenues were derived from outside of North America. Our current international operations and our plans to further expand our international operations subject us to a variety of risks, including:

●	Increased exposure to fluctuations in foreign currency exchange rates.

●	Increased exposure to global macroeconomic uncertainty caused by new and reciprocal tariffs being imposed by the United States and other countries, inflation and relatively high interest rates.

●	Complexity in our tax planning, and increased exposure to changes in tax regulations in various jurisdictions in which we operate, which could adversely affect our operating results and hinder our ability to conduct effective tax planning.

●	Increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations.

●	Longer payment cycles and difficulties in enforcing contracts and collecting accounts receivable.

●	The need to localize our products and licensing programs for international customers.

●	Lack of familiarity with and unexpected changes in foreign regulatory requirements.

●	The burden of complying with a wide variety of foreign laws and legal standards.

●	Compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, particularly in emerging market countries.

●	Import and export license requirements, customs, taxes and other trade barriers.

●	Increased financial accounting and reporting burdens and complexities.

●	Weaker protection of intellectual property rights in some countries.

●	Multiple and possibly overlapping tax regimes.

●	Political, social and economic instability abroad, terrorist attacks and general security concerns.

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

Approximately 2,315 (or 48 percent) of our employees are currently located in India. Our significant presence in India, in particular our Research & Development personnel and our personnel for the delivery of our professional services, poses a number of challenges. These challenges are related to more volatile economic conditions, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud), lack of due process, and inadvertent breaches of local laws or regulations. In addition, local business practices may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act) to which we are subject. It is possible that some of our employees, subcontractors, agents or partners may violate such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with such legal and regulatory requirements, our business and reputation may be harmed.

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

Our controlling shareholder, Formula Systems (1985) Ltd., beneficially owns approximately 43.5% of our outstanding Common Shares and therefore exerts a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control that may benefit our public shareholders.

Formula Systems (1985) Ltd. beneficially owns approximately 43.5% of our outstanding Common Shares. As a result, it exercises a controlling influence over our operations and business strategy and has sufficient voting power to control the outcome of various matters requiring shareholder approval. These matters may include:

●	The composition of our board of directors, which has the authority to direct our business and to appoint and remove our officers.

●	Approving or rejecting a merger, consolidation or other business combination.

●	Raising future capital.

●	Amending our Articles, which govern the rights attached to our Common Shares.

This concentration of ownership of our Common Shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our Common Shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our Common Shares. This concentration of ownership may also adversely affect our share price.

U.S. shareholders may incur adverse U.S. federal income tax consequences if we are classified as a passive foreign investment company or as a “controlled foreign corporation.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our Common Shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code. Based on our gross income and gross assets, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2024. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2025, or for any subsequent year, until we finalize our financial statements for that year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our Common Shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. Our characterization as a PFIC could result in material adverse U.S. federal income tax consequences for you if you are a U.S. investor, including having gains realized on the sale of our Common Shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our Common Shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our Common Shares. Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. Prospective U.S. investors should refer to “Item 10.E. Taxation—U.S. Federal Income Tax Considerations” for discussion of additional U.S. income tax considerations applicable to them based on our treatment as a PFIC.

Certain U.S. holders of our Common Shares may incur adverse U.S. federal income tax consequences if we or any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation,” or a CFC, under Section 957(a) of the Code. In addition, the CFC constructive ownership rules under Section 958(b) of the Code introduced by the U.S. Tax Act may cause one or more of our non-U.S. subsidiaries to be treated as CFCs and impact our CFC status, and adversely affect holders of our Common Shares that are United States shareholders. Generally, for U.S. shareholders that own 10% or more of the combined vote or combined value of our Common Shares, this may result in adverse U.S. federal income tax consequences and these shareholders may be subject to certain reporting requirements with the U.S. Internal Revenue Service. Any such 10% U.S. shareholder should consult its own tax advisors regarding the U.S. tax consequences of acquiring, owning, or disposing our Common Shares, especially the changes to the rules relating to CFCs.

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

In 2015, the Organization for Economic Co-operation and Development, or the OECD, released various reports under its Base Erosion and Profit Shifting, or BEPS, action plan to reform international tax systems and prevent tax avoidance and aggressive tax planning. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules and nexus- based tax incentive practices which in part are focused on challenges arising from the digitalization of the economy. The reports have a very broad scope including, but not limited to, neutralizing the effects of hybrid mismatch arrangements, limiting base erosion involving interest deductions and other financial payments, countering harmful tax practices, preventing the granting of treaty benefits in inappropriate circumstances and imposing mandatory disclosure rules. It is the responsibility of OECD members to consider how the BEPS recommendations should be reflected in their national legislation. Many countries are beginning to implement legislation and other guidance to align their international tax rules with the OECD’s BEPS recommendations, for example, by signing up to the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS, or the MLI, which currently has been signed by over 100 jurisdictions, including Israel, which signed the MLI on September 13, 2018. The MLI implements some of the measures that the BEPS initiative proposes to be transposed into existing treaties of participating states. Such measures include the inclusion in tax treaties of one, or both, of a “limitation-on-benefit”, or LOB, rule and a “principle purposes test”, or PPT, rule. The application of the LOB rule or the PPT rule could deny the availability of tax treaty benefits (such as a reduced rate of withholding tax) under tax treaties. There are likely to be significant changes in the tax legislation of various OECD jurisdictions during the period of implementation of BEPS. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our financial condition, tax liability, results of operations and could increase our administrative efforts.

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

Our corporate headquarters, board of directors, many of our executives, and a portion of our employees are located in Israel and we may therefore be adversely affected by the current and recent wars between Israel and the terrorist organizations Hamas in the Gaza Strip and Hezbollah in Lebanon, and by the involvement of Iran and its regional terrorist proxies against Israel in these wars. Even when an active conflict is not ongoing, we are subject to the ordinary course effects of security, economic or political instability in Israel.

Our corporate headquarters, as well as our directors, many of our executives, and a portion of our employees (including key employees), are located in or residents of Israel.

Israel has been engaged in a war with Hamas, a terrorist organization based in the Gaza Strip on Israel’s southern border, and until recently, was similarly engaged in a military conflict with Hezbollah, a terrorist organization based in Lebanon on Israel’s northern border, in each case since October 7, 2023. Each such terrorist group has been sponsored by Iran. Iran itself, and other Iranian-sponsored terrorist organizations in the Middle East, including the Houthi terrorist militia in Yemen, have also launched aerial strikes against Israel, and Israel has responded with air force attacks. The future intensity and duration of the war and additional hostilities are difficult to predict, as are the related economic implications on our business and operations and on Israel’s economy in general.

As part of the Israeli security cabinet’s declaration of war against Hamas and Israel’s hostilities with Hamas, Hezbollah and other terrorist organizations, several hundred thousand Israeli military reservists were drafted to perform military service. A small portion of our employees and consultants in Israel have been called, and additional employees may be called, for service in the current war or in continuing armed conflict against Hamas, Hezbollah or other regional terrorist organizations following the war, and such persons have been, and may be, absent for extended periods of time. While our operations have not been disrupted by such absences, future absences could cause such a material disruption.

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

Even when a war or military conflict is not actively ongoing between Israel and its adversaries, unstable security, economic and political conditions in Israel may adversely affect our business. The duration of the war thus far has led to a deterioration of certain indicators of Israel’s economic standing, for instance, downgrades in its credit rating by rating agencies such as the downgrade by Moody’s of the credit rating of Israel from A1 to Baa1, as well as the downgrade of its outlook rating from “stable” to “negative”, while S&P Global lowered Israel's long-term credit rating from A+ to A and downgraded its short-term credit rating from A-1+ to A-1, with a “negative” outlook on the long-term rating. The January 2024 interim ruling of the International Court of Justice, or ICJ, ordering Israel, among other things, to take measures to prevent genocidal acts, prevent and punish incitement to genocide, and take steps to provide basic services and humanitarian aid to civilians in Gaza, enhanced the anti-Israeli political efforts, and it could potentially cause certain companies to terminate commercial relationships with Israel-based businesses. In addition to the ICJ’s interim ruling, in November 2024, the International Criminal Court, or ICC, issued arrest warrants for Prime Minister Benjamin Netanyahu and then-Defense Minister Yoav Gallant. Political instability in Israel could also adversely affect operations of Israel-located companies such as ours.

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

Item 4. Information on the Company

A. History and Development of the Company.

Corporate Details

Our legal and commercial name is Sapiens International Corporation N.V., and we were incorporated and registered in Curaçao on April 6, 1990. In August 2018, following shareholder approval, we migrated the legal domicile of our company to the Cayman Islands and now operate as an exempted company with limited liability under the provisions of the Companies Act (as revised) of the Cayman Islands. We are registered as an Israeli company for tax purposes only. Our principal place of business is located at Azrieli Center, 26 Harokmim Street, Holon, 5885800, Israel, and our telephone number there is +972-3-790-2000. Sapiens Americas Corporation is our agent in the United States. Our World Wide Web address is www.sapiens.com. The information contained on that web site is not a part of this annual report and is not incorporated by reference herein. Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein. Except as described elsewhere in this annual report, we have not had any important events in the development of our business since January 1, 2024.

Capital Expenditures and Divestitures since January 1, 2022

Our principal capital expenditures during the last three years and up to the current time have related mainly to the purchase of computer equipment and software for use by our subsidiaries. Our capital expenditures totaled approximately $2.7 million in 2024, $2.5 million in 2023, and $2.7 million in 2022.

Acquisitions of Businesses or Technologies

Among our principal capital expenditures, our company has engaged in acquiring various businesses. These acquisitions are aligned with our long-term goals and are not considered critical to the overall financial position or results of operations of our company. We continue to evaluate potential opportunities that complement our growth strategy while maintaining a prudent approach to managing our resources. In accordance with SEC guidelines, the company will report any acquisition that is deemed to be of a material nature. We are committed to transparency and will ensure that all relevant information regarding such acquisitions is disclosed in a timely and accurate manner, consistent with regulatory requirements.

Year ended December 31, 2024

In the first quarter of 2024, we purchased the remaining outstanding shares of Sapiens Software Solutions (Decision) Ltd. from its minority shareholders, for a purchase price of $4.1 million.

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

Year ended December 31, 2022

In May 2022, we acquired the entire share capital of I.T Cognitive Ltd. (today: Sapiens Coognitive Ltd.) for $3.5 million in cash. We had previously purchased from I.T Cognitive a source code license enabling us to accelerate our digital offering.

B. Business Overview.

Sapiens is a global leader in providing intelligent insurance software solutions for the insurance industry. Our extensive expertise is reflected in our innovative software, solutions and professional services for property & casualty (P&C); reinsurance; life, pension & annuity (L&A); workers’ compensation (WC); medical professional liability (MPL); financial & compliance (F&C); and decision modelling for both insurance and financial markets. Our company offers a future-proof, AI-based, open, modular and integrated insurance platform, which accelerates adoption, delivers sustained value and empowers insurers to stay ahead. Sapiens Insurance Platform allows insurers to grow with a comprehensive but modular offering, supporting end-to-end insurance processes across all lines of business.

Sapiens Insurance Platform, which is our flagship offering across all aspects of the insurance market, is built on key technological themes that serve as the foundational pillars for developing all our business solutions, and providing end-to-end coverage of insurance carriers needs, through:

●	Core policy administration layer – providing full E2E support for administering insurance products, policies, billing and claims

●	Data layer – including a wide offering to manage various aspects of data, from data warehouse and data lake, though reporting and dashboards, to ML predictive models and GenAI capabilities and use cases

●	Digital layer – providing comprehensive digital engagement layer with persona-based portals, no-code tools for building digital journeys, and 360 customer view

●	Infrastructure layer – including common architecture and technical capabilities, such as SaaS and Cloud management, DevOps, role-based security and more

Importantly, our wide array of professional services ensures that we not only make a sale but accompany and guide our customers on their path to digital transformation and bring important insights from the field into our products roadmap. Sapiens also sells software products to non-insurance customers, which accounts for less than 5% of our revenue.

In 2024, we continued our trend of growth in revenue, as we continued to build upon our existing business, adding new logos, and utilizing the companies and technologies recently acquired to accelerate our customers’ digital transformation, while also investing significantly in our solutions over the course of the year.

Our Marketplace and its Needs

Our Target Markets

We operate in a large market undergoing significant transformation. According to the Gartner report, “Forecast: Enterprise IT Spending for the Insurance Market, Worldwide, 2022-2028, 3Q24 Update” (a market statistics research report by Gartner, a research and consulting firm, written by James Ingham, Inna Agamirzian and Rika Narisawa that was published in November 2024, and covers internal services, IT services, software, telecom services, devices, and data centers systems, which we refer to herein as the “Gartner report”), Gartner forecasted global insurance market IT spending to grow by 9.3% in 2025 and to reach nearly $260 billion in U.S. dollars. This industry is predicted to reach $336 billion by 2028, growing at a 8.9% compound annual growth rate (CAGR) from 2023 through 2028. This growth will be driven by an increase in software spending and IT services spending at CAGRs of 13.7% and 9.0%, respectively, according to the Gartner Report.

Gartner forecasts that total insurance IT spending on software in 2025 will be $71.2 billion (software includes application software (analytics and business intelligence; back office/ERP and supply chain; front office/CRM; collaboration), infrastructure software (application development and middleware; information management; storage management software; and system and network management), and vertical industry-specific applications. Gartner forecasts global IT spending in insurance will increase by 9.3% in 2025 to reach $260.5 billion in constant U.S. dollars. From 2023 to 2028, the spend is forecast to grow at a CAGR of 8.9%, driven by the growth in software and IT services at a CAGR of 13.5% and 5.3%, respectively. Total insurance IT spending on software in 2025 will be $71.2 billion.

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

Market Drivers

Large insurance and financial organizations must constantly invest in their IT systems to respond to key market drivers. They require the ability to:

●	Satisfy today’s sophisticated, tech-savvy and demanding end-customers – who demand the type of instant, personalized service they enjoy from Netflix or Amazon – via digitalization and innovative initiatives, providing a stronger customer experience and engagement.

●	Facilitate, improve and automate traditional insurance processes to make them easier for end-customers, by utilizing advanced technologies, such as digital engagement, mobile, artificial intelligence (AI) machine learning, and cloud computing.

●	Provide innovative business models, based on technology capabilities and digital operation (such as portals, web-based acquisition processes, advanced analytics, customer engagement platforms and data sources – including wearables, the Internet of Things and robo-advice).

●	Respond to complex and evolving regulatory standards (past and current standards include Solvency II, IFRS 17, Dodd-Frank legislation, GDPR, DORA etc.)

●	Support internal customers’ growth and operations. This includes reducing the time to market of new products, expanding into new geographies, reducing costs and streamlining operations.

●	Rapidly launch new products and propositions to the market, within a short timeframe and using existing, pre-defined capabilities.

●	Improve operational efficiency and focus on reducing operating costs and improving the total cost of ownership, focusing on automation, AI and data-driven processes to achieve that.

●	Improve risk assessment and risk scoring, in order to get better underwriting results and improved loss ratio and business outcomes.

Market Requirements

As a result of the above, we believe the following are key considerations for insurance carriers that are considering upgrading their legacy systems:

●	Dynamic business environment with constantly changing regulations – insurance carriers still use outdated legacy systems that are costly and time-consuming to modify or upgrade. This has prevented them from innovating and growing. Carriers who use legacy systems may find it difficult to modify existing products, introduce new products and reach untapped market segments. Frequently changing global regulatory requirements necessitate specialized data and business rules, which makes change implementation particularly challenging.

●	Change in end-consumers’ preferences and the shift of power to consumers – insurance carriers must rapidly adapt to the shifting needs and behaviors of consumers and distributors, including the types and terms of insurance products offered, and how consumers access information. Insurance providers require systems with integration capability and support for multi-channel distribution, so they can reach their clients’ customers and partners using multiple methods, including social media, across devices.

●	A need to improve operational efficiency and reduce total cost of ownership – Sapiens believes that a significant percentage of insurance carriers are still using inefficient and outdated processes which lack automation of operations and workflows, and thus do not offer efficient process management. Many of these processes likely have high error rates. Additionally, the ongoing maintenance of legacy systems is expensive and technically difficult. A specialized IT staff with the requisite skills and experience needed to maintain these systems is difficult to find and then eventually replace. Insurers seek systems that are modern, digital, cloud-based, automated, efficient and easy to maintain, and can lower costs over the long term. AI and ML are critical factors in this domain.

●	Increasing global and multi-national operation – a rising number of insurers are accelerating their growth initiatives through global acquisitions. These insurers seek a single provider who can deliver solutions that will be used across markets, combining the support of local regulatory requirements and specific customer needs, while driving a generic corporate business approach and strategy across the globe, reducing costs and overhead.

●	Exploring new business models and innovative propositions – carriers are increasingly looking to: join innovative ecosystems; adopt and use new technologies, and partner with insurtechs; bring modern and differentiating propositions to the market; reduce cost; enhance and speed customer engagement; and improve their business parameters and KPIs.

●	Going digital and shifting to Cloud and SaaS models – digitalization holds significant potential for insurers, but only if they manage to efficiently digitalize their operations, support multi-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – across devices. Same is true for Cloud transition, where more insurers are moving their IT systems to be managed in the Cloud.

●	Business growth in competitive environment - The need to demonstrate and achieve business growth in a very competitive environment, driving the need for a strong innovative software solutions to better engage with channels and distribution, customer service.

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

Continue to innovate and extend the leadership of our product offerings through the Sapiens intelligent Insurance Platform proposition – we plan to continue to invest in research and development (R&D) to enhance our software platforms, as well as expand our business and technology partnerships, and to ensure our offerings remain at the forefront, in terms of functionality and technology. Sapiens believes our focus on innovation, combined with our industry expertise, will enable us to improve our existing offerings and allow us to produce new solutions for the benefit of our customers and partners. We have launched our next generation Insurance Platform, providing a holistic and business-driven end-to-end solution, across all aspects of the insurance value chain and across all major insurance domains (Life & Annuities, property & casualty, workers compensation). The Sapiens Insurance Platform, which is under continuous development, provides a SaaS-based innovative end-to-end software, managing the full insurance lifecycle with all aspects of digital engagement, core processing and data management, with strong emphasis on usage of Machine Learning & AI, Decision Modeling and Generative-AI to drive the operational aspects of the platform.

AI at the Core of Our Intelligent Insurance Platform – At Sapiens, AI is at the forefront of our strategy and investment, serving as a fundamental component of our intelligent insurance platform. We approach AI in a holistic manner, integrating machine learning (ML), deep learning, smart decisioning, and generative AI into a coherent strategic vision that maximizes the use of smart data across the insurance value chain.

Our “Co-Pilot Everywhere” strategy represents our commitment to embedding GenAI as an integral part of our software solutions, ensuring AI-powered support is seamlessly integrated across our platform to enhance user experience and operational efficiency. This approach is grounded in a strong persona-based framework, where each role within the insurance value chain is equipped with tailored AI capabilities that empower them to execute their specific operations more effectively.

To maintain our leadership in AI-driven insurance technology, we continuously invest in advancing our platform’s AI capabilities, rapidly introducing cutting-edge innovations to the market. A key pillar of our AI strategy is our strategic partnership with Microsoft, which enables us to leverage their world-class labs, expertise, and innovation centers. This collaboration allows us to jointly research and develop new AI use cases and capabilities, ultimately driving greater value and innovation for our customers.

Continue in the ongoing investment in Cloud transformation and SaaS strategy – we plan to continue investing in the native cloud capabilities of our software solutions, and in the constant enhancement of our Cloud Services capabilities and teams, as part of our approach to keep transferring existing customers from on-prem to cloud and to sell SaaS solutions to new customers.

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

Mergers and Acquisitions (M&As) – our M&A approach facilitates our growth strategy. We continually (but also prudently) seek to identify new growth markets to penetrate via acquisition of local offices and customer bases. In addition, we aim to enhance our product portfolio with complementary solutions that will help our customers excel. Sapiens believes that our acquisition of local customer bases and expertise will accelerate our market penetration in strategic regions. We continue to successfully leverage our North American acquisitions to strengthen our presence in North America and accelerate our footprint in the North American market. At the same time, we are planning to leverage our acquisitions of Cálculo in Spain, sum.cumo in Germany, Tia Technology in the Nordics, and NCDC S.A. in Poland (the last of which we acquired in the fourth quarter of 2023), which we have renamed or will rename Sapiens Iberia, Sapiens Germany, and Sapiens Denmark, respectively, to enhance our European market expansion. Please see “Capital Expenditures and Divestitures since January 1, 2022” in Item 4.A above for a description of our recent material acquisitions.

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

Focus on our existing customer base – one of our strongest assets is our large and continuously-growing customer base and our long-term relationship with our customers. As we continuously grow our product portfolio, our value-added services, our cloud services proposition, and our ecosystem and insurtech partnerships, Sapiens has a unique opportunity to enhance our footprint within our existing customers base via cross- and up-selling. By providing additional services and products, Sapiens can grow its presence with established customers. We can do this by: (1) enhancing our current deployments with additional lines of business or additional products; (2) providing complementary solutions such as a digital layer, analytics & BI, or cloud services; (3) expanding from P&C to L&P/L&A or vice-versa, where applicable; and (4) deploying in additional geographies. We plan to further strengthen our account management team, and we plan to continue recruiting key executives and expand this team throughout 2025.

Focus on our strategic partnership with Microsoft – during 2023 and 2024, we substantially enhanced and strengthened our strategic and global partnership with Microsoft, and formed unique partnerships and collaborations around Generative-AI adoption and development, Cloud and SaaS transformation, usage of Power BI technology in Sapiens Data solutions, and multiple activities around go-to-market and marketing. We plan to continue investing and fostering the partnership and use this collaboration to enhance and mature our Data, AI, Gen-AI and Cloud solutions, as well as leverage the strong presence Microsoft has in the financial services sector to enhance joint commercial and sales activities.

Increase our partnership with System Integrators (SIs) – in 2024, we formalized partnerships with several leading System Integrators, and created internal commitments and internal processes to support an SI alignment model for go-to-market and delivery. The collaboration and partnership we have with 3rd party system integrators, can help us in our go-to-market and assist us in penetration to various market segments where we have less access in a direct manner. Sapiens continued to develop new partnerships with integrators and 3rd party partners such as Cognizant, Coforge, Cap Gemini, and Alpha while strengthening the already-existing strategic partnerships with Deloitte and LTIMindtree. We have two senior executives, covering North America and EMEA respectively, supporting the SI practice and are investing in this direction, both in creating the relationship and in preparation of the system, to expand this type of partnership.

Our Acquisitions

Please see “Capital Expenditures and Divestitures since January 1, 2022” in Item 4.A above for a description of our recent material acquisitions.

Our Strengths

Comprehensive intelligent SaaS-based insurance platform of high-end, mission-critical business-solutions for insurance – Sapiens offers end-to-end solutions for both the P&C and L&A markets, supporting most sub-segments of these markets and the complete lifecycle of product lines. Our -SaaS-based platform, which we continue to develop, provides a holistic, end-to-end, business-process driven software solution that enables our customers to run a modern insurance operation on a single platform, encompassing digital engagement, Core processing, workflow management, data & analytics insights, AI-driven logic and vast ecosystem partners management, all residing on a Cloud-first SaaS-based strategy & approach. Built for global and multi-national operations, our solutions are used in a variety of international regulatory, language and currency environments.

The intelligent platform is strongly AI-driven, integrating machine learning (ML), deep learning, smart decisioning, and generative AI—each tailored to meet the unique needs of every persona within the insurance value chain. This approach maximizes value for customers by enhancing efficiency and decision-making, all while leveraging our "Co-Pilot Everywhere" strategy to ensure AI-driven support is seamlessly embedded across the platform.

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

Strong, diverse and long-lasting customer base – Sapiens currently serves more than 600 customers globally, including some of the world’s largest global insurance carriers and financial institutions. Our customer base is diversified across insurance providers of all types and sizes. We have been able to successfully maintain these customers due to our broad product portfolio geared toward addressing the needs of the various industries. In addition, our business decision management platform is applicable across the insurance and financial services industry, and offers an opportunity for further diversification in other markets. Such a diversified portfolio of products enables us to benefit further from cross- and up-sell opportunities to this large customer base. Geographically, we derived 41.6%, 14.2%, 35.5% and 8.7% of our revenues from North America, the United Kingdom, the rest of Europe and the rest of World regions, respectively, in the year ended December 31, 2024, and 41.2%, 15%, 35% and 8.8% from these respective areas, in the year ended December 31, 2023.

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

Global company –Sapiens’ more than 600 customers and approximately 4,850 employees are located in 22 countries around the world. We have five major development, delivery and support centers in Israel, U.S., India, Poland and the UK. Sapiens’ “think global, act local” approach is based on having experts in close proximity to Sapiens customers, to establish and maintain strong relationships, and provide fast support when necessary. By combining our global experience and know-how with local expertise in regulations, standards and local processes, we believe we are bringing a unique value to our customers, from both product and services perspectives.

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

We offer our insurance customers a range of packaged software solutions that are:

●	Digital-led – revealing their history and anticipating their future needs, while facilitating easy engagement across preferred interaction channels and multiple devices.

●	SaaS and Cloud-based – our solutions are running and deployed in public clouds of the leading global cloud vendors, providing our customers with the inherent benefits of a modern SaaS application.

●	Data-driven with increasing emphasis on Decision management, ML, AI and GenAI – based on set of data analysis tools, from data-warehouse and reporting, through business intelligence and analytics, to predictive and advanced analytics based on machine learning (ML) – so our customers can become a data-driven operation. We are leveraging the strong Microsoft partnership to achieve progress around the new Generative AI capabilities.

●	Highly automated – by using various technologies, from decision to robotics, we improve efficiency and offer agile customer engagement.

●	Comprehensive and proven – support for insurance standards, regulations and processes, by providing field-proven functionality and best practices.

●	Configurable and rich functionality– easily matches our customers’ specific business requirements. Our flexible architecture and configurable structure allow quick functionality augmentation that permits our platform to be used across different markets, unique business requirements and regulatory regimes. We utilize our knowledge and extensive insurance best practices and feature business-led configuration, thus enabling a rapid adaptation of our solutions using smart configuration tools and no-code/low-code approach.

●	Open architecture and insurtech ecosystem – provides easy integration to any external application under any technology, allowing streamlined connectivity to all satellite applications. This enhances the digital experience and omni-channel distribution, while maintaining total platform independence and system reliability. Easy interaction with various insurtech companies providing point-solutions that can be consumed by our platforms is enabled.

●	Component-based and scalable – allows our customers to deploy platforms and solutions in a phased and modular approach, reducing risk and harm to the business, while supporting the growth plans and cost efficiency of the organization.

Our solutions enable:

●	Rapid deployment of new insurance products – via configurable software and using pre-defined templates, which create a competitive advantage in all the insurance markets we serve.

●	Improvement of operational efficiencies and reduction of risk– full insurance process automation, with configurable workflows, audit and control, streamlined insurance practices, and simple integration and maintenance.

●	Reduction of overhead for IT maintenance – easy-to-integrate and simple-to-configure solutions with flexible and modern architecture, resulting in lower costs for ongoing maintenance, modifications, additions and integration.

●	Enhanced omni-channel distribution, communication and focus on the customers – event-driven architecture, a proactive client management approach, rapid access to all levels of data, and a holistic view of clients and distributors.

●	Cloud-first and SaaS as a preferred deployment model – with the flexibility to also provide an on-premise deployment.

●	Support for digitalization –insurers and financial services institutions who manage to efficiently digitalize their operations, support omni-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – including tablets and mobile devices – will unlock massive potential.

●	Cloud services – offering our customers access to a long-term engagement by providing comprehensive support for their daily IT operations by providing a cloud deployment model, while allowing them to focus on their business KPIs.

Our software portfolio is comprised of:

●	Property & Casualty – a comprehensive software platform and solutions supporting a broad range of business lines, including personal, commercial, and specialty lines, as well as reinsurance, medical professional liability (MPL) workers’ compensation (see below). Our core solutions are pre-integrated with our DigitalSuite, analytics and decision modeling solutions, all of which are also available stand alone.

Our portfolio includes Sapiens Insurance Platform for Property & Casualty, which is comprised of a commonly shared Data and Digital solutions and two core suites: Sapiens CoreSuite for Property & Casualty (for North America) and Sapiens IDITSuite for Property & Casualty (for EMEA and APAC). We provide a flexible proposition where Insurers can choose between deploying our full core suite or one or more of our standalone components: policy, billing and claims.

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

Sapiens Property & Casualty Solutions

Sapiens Platform for Property & Casualty

As mentioned, the Sapiens Insurance Platform for Property & Casualty is a future-proof, AI-based, open, modular and integrated insurance platform, which accelerates adoption, delivers sustained value and empowers insurers to stay ahead. Sapiens Insurance Platform allows insurers to grow with a comprehensive but modular offering supporting end-to-end insurance processes across all lines of business.

Using AI-powered automation, Sapiens’ platform enables smart, data-driven business decisions and increased operational efficiency. The platform is purpose-built to help insurers evolve in the fast-paced world of digital insurance technology. The platform also includes innovative GenAI capabilities for supporting the users in operating on complex and lengthy documents and data pieces.

Sapiens Insurance Platform can be implemented as a pre-integrated platform, or in standalone modules. The platform addresses all P&C carrier needs across all lines of business and distribution channels, offering a wealth of digital features. It is comprised of core (policy, billing and claims), data (advanced analytics) and digital (a full suite) solutions.

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

IDITSuite, and also in combination with Sapiens Digital and Data solutions, includes also advanced AI, ML and GenAI capabilities, bringing strong efficiency, speed op operation, ease of use and productivity to a set of users – both on the digital front and on the back office users level.

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

Sapiens Life, Pension & Annuities Solutions

Sapiens Insurance Platform for Life, Pension & Annuities

The Sapiens Platform for Life, Pension & Annuities is A future-proof, AI-based, open, modular and integrated insurance platform, which accelerates adoption, delivers sustained value and empowers insurers to stay ahead. Sapiens Insurance Platform allows insurers to grow with a comprehensive but modular offering supporting end-to-end insurance processes across all lines of business.

Using AI-powered automation, Sapiens’ platform enables smart, data-driven business decisions and increased operational efficiency.

The platform is purpose-built to help insurers evolve in the fast-paced world of digital insurance technology, and includes Sapiens CoreSuite for Life, Pension & Annuities, a comprehensive, configurable, and unified underwriting, policy, billing, and claims software to accelerate insurance transformation across all life & annuities business lines; Sapiens DigitalSuite, a comprehensive, cloud-native, future-proof digital engagement suite specifically designed to enable, sustain, and grow insurance businesses, Sapiens DataSuite a data and analytics solution; In North America the platform also includes Sapiens IllustrationPro, Sapiens ApplicationPro, and Sapiens UnderwritingPro. With the ability to deploy its offerings as a complete platform, or as standalone modules, Sapiens can address life providers’ needs across all their lines of business and distribution channels. Our mature platform is cloud and API-based, and features a strong core, and advanced analytics, as well as data enablement and full digital engagement capabilities.

The platform also includes advanced AI, ML and GenAI capabilities, as well as using Decision management for streamlining straight-though-process activities, bringing strong efficiency, speed of operation, ease of use and productivity to a set of users – both on the digital front and on the back-office users level.

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

Sapiens ConsolidationMaster for Life & Pension

Sapiens ConsolidationMaster is a purpose-built, end-to-end, legacy, portfolio-focused system with a unique migration methodology that deals with “dirty” data. The solution has a very large variety of products templates capable of supporting the compliant administration of legacy products in any language and regulatory jurisdiction. ConsolidationMaster is designed to significantly cut the costs that are commonly associated with legacy platforms.

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

As an integral part of the solution, Sapiens provides strong ML and AI capabilities, especially around the agent/broker portals, to substantially enhance the way agents are executing their roles.

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

DataSuite

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

We have added strong AI and GenAI capabilities to the system, allowing for automated configuration of business rules via GenAI, ability to seamlessly embed ML cases into the decision logic, and we continue to invest in those features.

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

We believe that our sales teams are sufficiently large to service our target regions – North America, the UK, Europe, APAC, EMEA and South Africa – and to execute sales, while also being assisted by our presales, domain experts and marketing teams. We anticipate that our sales team will leverage its proximity to customers and prospective clients to drive more business, and offer our services across our target markets.

Our customer success and account management teams were focused on building ongoing relationships with existing customers during the past year, to maintain a high level of customer satisfaction and identify cross selling and up-selling opportunities within these organizations. We believe that a high level of post-contract customer support is important to our continued success and also brings high value to our customers.

As part of our sales strategy, starting in 2024, we sell a full SaaS Platform package that includes a SaaS subscription with license and upgrades, cloud services, Project implementation, product extensions and integration services, and training services. We aim to expand our distribution model to include more channel partners and system integrators, but we intend to maintain the direct sales model as our prime distribution channel.

We attend major industry trade shows (both physical and virtual) to improve our visibility and our market recognition. Additionally, we host client conferences– such as our annual Sapiens Summit/Client Conference. In 2024 we hosted our North America Summit in Austin, Texas. In 2025 we plan to host two conferences, an International Client conference in Vienna, Austria, and our Annual North America summit in Phoenix, AZ. We continue investing in our web presence and digital marketing activities to generate leads and enhance our brand recognition. Sapiens maintains a blog channel a Podcast, and a Vlog, and we also invest in our working relationships and advisory services within the global industry-analyst community.

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

Environmental, Social & Governance Matters

Sustainability, Responsibility, and Delivering Value to Our Shareholders

Our management team places an emphasis on, and devotes considerable time towards, business responsibility, sustainability, and delivering value for Sapiens’ customer base, employees, investors, suppliers, and each of their respective communities. This requires that we conduct our business in accordance with all applicable laws and regulations, and adhere to outstanding ethical business practices. We have developed a strong set of corporate values that inspire ethical behavior throughout our decision-making process and that promote one of our business objectives of bringing together a diverse group with the unique skill sets, knowledge, and talents to effectuate our vision. Sapiens is proud to encourage female advancement in our Company. In 2024, women constituted 36% of our executive leadership team. We strive to grow women’s representation within our operations.

To implement our core values into our day-to-day activities, we are working on building a strong management system that ensures that ethics and security issues are given their due weight and that our leadership nurtures our commitment toward the standards embodied in our global Sapiens Code of Business Conduct and Ethics, or the Code. The Code promotes our vision of responsibility including with respect to: honest and ethical conduct; full, fair, accurate and timely disclosure; protection of whistleblower employees; and a range of other matters that are meant to reinforce our core values. We have thousands of employees working worldwide, and each facility upholds its individual organizational culture while committed to the global Code. Additionally, as part of these commitments, our executive and financial officers seek to ensure standards and compliance while maintaining a work environment that encourages employees to raise concerns and promptly addresses employee compliance concerns. For example, in January 2024, we amended our Code to promote prompt internal reporting of violations of the Code to the appropriate person or persons identified and accountability for adherence to the Code. We also made similar updates to our Whistleblower Policy and Anti-Fraud Policy in January 2024, to facilitate anonymous reporting by our employees of violations under those policies. Along similar lines, if the Chief Executive Officer, Chief Financial Officer, VP Finance or Controller becomes aware of any material information that could adversely affect our ability to comply with regulations, disclosures, or internal controls, he or she will bring such matter(s) to the attention of our Audit Committee. In September 2024, in response to the enactment of the New Whistleblower Act in Poland, we established a dedicated internal whistleblowing procedure, specific to our Poland site, to ensure compliance with local legislation. With such controls in place, we are committed to maintaining the highest professional standards of business conduct and maintaining the confidence and trust in our relationships with each other, our stakeholders, and regulators.

As it relates to our workforce, we strongly value gender diversity across all levels, and we acknowledge the different skills and uniqueness that each Sapiens’ employee brings to the table. As part of hiring process, we use advanced human resources systems that include data analytics to guarantee that we give fair compensation and benefits to our people – no matter their gender, location, or ethnicity. We also have a zero-tolerance policy for any harassment or breaches of our Code that promotes this Company value. Sapiens is proud to report that 35% of our 4,850 employees as of December 31, 2024 were female, with women holding both 85% of our tech positions and 21% of our management positions. Our employee-centric approach allows us to create a sense of well-being and strong connection amongst our diverse international teams, even though they are spread across five continents.

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

We have also sought to achieve a greener business cycle and risk management with respect to our supply chain management. To that end, to support local businesses and economies, as well as to reduce negative environmental impacts, we attempt to work mostly with vendors that are from the countries in which we operate. We prioritize suppliers who share our values, making particular efforts to work with companies that employ people from underrepresented populations, and to partner with non-profit organizations and certified green businesses, and to use services that are certified Fair Trade. Similarly, in order to achieve a greener Sapiens business cycle and improve risk management along the supply chain, we require all of our suppliers and business partners to abide by a code of ethics. In 2023, 50% of our suppliers signed a supplier code of ethics. We also surveyed our largest suppliers to gain better insight regarding their environmental practices and policies. From our surveys we estimate that approximately 70% have incorporated an environmental policy and that another approximately 25% are in the process of development of such policies. Moreover, approximately 40% of our suppliers are compliant with ISO 1400001 and approximately 13% are in the process of receiving such certificate.

Our sustainability focus also guides our own work environment. As of the end of 2023, all Sapiens sites were rented; therefore, we are not completely in control of our energy, water and waste management. We also work with property owners to utilize innovations such as recycling wastewater from air conditioning to water plants and energy-saving schemes such as the use of LED lighting. To the extent possible, we have been transitioning to greener office practices and buildings (including the consideration of green building standards when choosing future offices). As part of this goal, whenever possible, we strive to eliminate single-use plastic and paper items and replace them with regular cups, glasses, spoons. We also encourage recycling (including with respect to paper composition in our offices) and have reduced our printed materials in an effort to promote paperless offices. We constantly monitor our activities such as energy and water consumption in our facilities to identify other areas that we can improve upon.

 In September 2024, we received an EcoVadis overall score of 49 out of 100, placing us at the 39th percentile. This represents a notable improvement from our previous score of 40 out of 100, where we were positioned at the 26th percentile. EcoVadis is a globally recognized sustainability ratings platform that evaluates companies on a wide range of ESG criteria. It provides a comprehensive analysis of our sustainability practices and benchmarks our performance against industry standards. This improvement reflects the efforts we are making across our ESG initiatives, and it is a testament to our commitment to responsible business practices.

In addition to the information referenced above, we monitor our progress on the foregoing initiatives, which are reviewed by our Board of Directors periodically, by our employee surveys, through which we gain valuable insights into our employees’ sense of purpose, engagement, and satisfaction. For more information on our sustainability and responsibility efforts, please review our 2023 Sustainability Report at https://sapiens.com/about/ The Sustainability Report, or any other information from the Sapiens website, is not a part of or incorporated by reference into this annual report.

C. Organizational Structure.

Sapiens International Corporation N.V., or Sapiens N.V., is the parent company of the Sapiens group of companies. Our significant subsidiaries are as follows (subsidiary companies of other Sapiens subsidiaries are listed in indented format beneath their respective parent companies below):

Sapiens International Corporation B.V., or Sapiens B.V.: incorporated in the Netherlands and 100% owned by Sapiens N.V.

Unless otherwise indicated, the other subsidiaries of Sapiens listed below are 100% owned by Sapiens B.V.:

●	Sapiens North America Inc.: incorporated in Ontario, Canada

○	2397506 Ontario Inc. (dba XSOLCORP): incorporated in Canada (owned 100% by Sapiens North America Inc.)

●	Sapiens (UK) Limited: incorporated in UK

○	Sapiens Iberia S.A. incorporated in Spain (owned 100% by Sapiens (UK) Limited)

■	Servicios Financieros Experimentales Serfiex, S.A.: incorporated in Spain (owned 60% by Sapiens Iberia S.A.)

●	Sapiens France S.A.S.: incorporated in France

●	Sapiens Japan Co.: incorporated in Japan.

●	Sapiens Americas Corporation: incorporated in New York, U.S.

○	Sapiens Information Technology (Shanghai) Co. Ltd.: incorporated in the People’s Republic of China (owned 100% by Sapiens Americas Corporation.)

●	Sapiens Technologies (1982) Ltd.: incorporated in Israel (this entity includes the operations of each of the following former wholly-owned subsidiaries of Sapiens Technologies (1982) Ltd, which were merged into it effective as of December 31, 2023: Sapiens Israel Software Systems Ltd, Sapiens Software Solutions (Life and Pension) Ltd., and Sapiens Software Solutions (IDIT) Ltd.). Additionally, effective as of December 31, 2024 we merged Sapiens Coognitive Ltd., Sapiens Software Solutions (Decision) Ltd., and Tiful Gemel Ltd. into Sapiens Technologies (1982) Ltd.

○	Sapiens Decision NA Inc.: incorporated in Delaware, US (owned 100% Sapiens Technologies (1982) Ltd.)

○	Sapiens (UK) Decision Limited: incorporated in UK (owned 100% Sapiens Technologies (1982) Ltd.)

○	IDIT Europe NV: incorporated in Belgium (owned 100% Sapiens Technologies (1982) Ltd.)

○	Sapiens Germany GmbH : incorporated in Germany (owned 100% by Sapiens Technologies (1982) Ltd.)

○	IDIT Software Solutions (Sweden) AB: incorporated in Sweden (owned 100% by Sapiens Technologies (1982) Ltd.)

○	Sapiens NA Insurance Solutions Inc.: incorporated in Delaware, US (owned 100% Sapiens Technologies (1982) Ltd.)

○	Sapiens (UK) Insurance Software Solutions Limited: incorporated in the UK (owned 100% Sapiens Technologies (1982) Ltd.)

■	Formula Insurance Solutions France (F.I.S France): incorporated in France (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

■	Sapiens Software Solutions (Australia) PTY. Ltd. (Former FIS- AU Pty Limited): incorporated in Australia (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

■	Sapiens SA (PTY) Ltd.: incorporated in South Africa (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

■	Sapiens Software Solutions (Norway) AS: incorporated in Norway (owned 100% by Sapiens (UK) Insurance Software Solutions Limited)

○	IDIT Software solutions Portugal, Unipessoal LDA: incorporated in Portugal (owned 100% by Sapiens Technologies (1982) Ltd.)

■	Sapiens Latam S.A.S.: incorporated in Colombia (owned 100% by IDIT Software solutions Portugal, Unipessoal LDA)

○	Sapiens Denmark A/S: incorporated in Denmark (owned 100% by Sapiens Technologies (1982) Ltd.)

■	UAB Sapiens Lithuania: incorporated in Lithuania (owned 100% by Sapiens Denmark A/S)

■	Tia South Africa (Pty) Ltd: incorporated in South Africa (owned 100% by Sapiens Denmark A/S)

○	Sapiens Technologies (1982) India Private Limited (formerly Ibexi Solutions Private Limited): incorporated in India (owned 100% by Sapiens Technologies (1982) Ltd. and IDIT Software Solutions (Sweden) AB.)

■	Sapiens Software Solutions (Singapore) PTE. LTD (formerly Ibexi Solutions Pte Limited): incorporated in Singapore (owned 100% by Sapiens Technologies (1982) India Private Limited)

○	Sapiens Software Solutions (Poland) Sp. Z o.o. (formerly Insseco Sp. Z o.o.): incorporated in Poland (owned 100% by Sapiens Technologies (1982) Ltd.)

■	Sapiens (Poland) Spólka Akcyjna (formerly NCDC Spólka Akcyjna): incorporated in Poland (owned 100% by Sapiens Software Solutions (Poland) Sp. Z o.o.)

○	Sapiens Software Solutions Istanbul YAZILIM: incorporated in Turkey (owned 100% by Sapiens Technologies (1982) Ltd.)

○	SIA Sapiens Software Solutions (Latvia) (formerly KnowledgePrice.com): incorporated in Latvia (owned 100% by Sapiens Technologies (1982) Ltd.)

○	Sapiens Software Solutions (Thailand) Limited.: incorporated in Thailand (owned 100% by Sapiens Technologies (1982) Ltd., IDIT Software Solutions (Sweden) AB, and IDIT Software solutions Portugal)

○	Sapiens Software Solutions (Netherlands) B.V. incorporated in Netherlands (owned 100% by Sapiens Technologies (1982) Ltd.)

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

Asseco holds a controlling interest in Formula Systems (1985) Ltd., or Formula (NASDAQ: FORTY and TASE: FORT). Based on information provided to the Company by Formula, Formula held 24,314,766, or approximately 43.5%, of our outstanding Common Shares, as of March 1, 2025. As of March 1, 2025, Asseco held 25.8% of the outstanding share capital of Formula.

Based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us.

D. Property, Plants and Equipment.

We lease office space, constituting our primary office locations, in the following countries: India, Israel, the United States, Poland, Latvia, Lithuania, Germany, The United Kingdom, Spain, China, Denmark, Portugal, Turkey and South Africa. The lease terms for the spaces that we currently occupy are generally one to five years, with the lease term for one site extending to 2031 and another one to 2036. Based on our current occupancy, we lease the following amount of office space in the following locations (offices over 500 square feet), which constitute our primary locations:

●	India – approximately 160,641 square feet

●	Israel – approximately 79,489 square feet

●	United States – approximately 24,698 square feet (13,890 square feet that we use, while 10,808 square feet is subleased)

●	Poland – approximately 23,451 square feet

●	Germany – approximately 9,086 square feet

●	Lithuania – approximately 24,370 square feet (14,516 square feet that we use); we plan to relocate to a site that has 9,851 square feet in March 2025, as our lease at our current site expires in March 2025).

●	Latvia – approximately 21,362 square feet

●	Denmark – approximately 4,355 square feet

●	United Kingdom – approximately 7,374 square feet

●	Spain – approximately 6,700 square feet

●	China – approximately 5,175 square feet

Our Israeli offices house our corporate headquarters, as well as our core delivery research and development activities. In 2024, our rental costs totaled $8.4 million, in the aggregate, for all of our leased offices. We believe that our existing facilities are adequate for our current needs.

Item 4A. UNRESOLVED STAFF COMMENTS

None.

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

Business Performance in Macro-Economic Environment

Our current outlook, as well as our results of operations for the year ended December 31, 2024, should be evaluated in light of the current global macroeconomic environment, which appears uncertain due to various complex factors. Our revenues continued to grow in the year ended December 31, 2024. The vast majority of our revenue growth in 2024 and 2023 reflected organic growth of 5.0% and 8.1% respectively, given the absence of material M&A transactions in 2024 (other than our acquisition of the remaining outstanding shares of Sapiens Software Solutions (Decision) Ltd. from its minority shareholders, which did not impact revenues). Our GAAP revenues for 2024 grew by 5.4%, as opposed to 8.4% in 2023. With a multitude of growth drivers at our disposal, including regional and product diversification, we believe that we are strategically positioned for continued growth in 2025.

Our operating profit and operating margin also increased in the year ended December 31, 2024, to $85.8 million and 15.8%, respectively, reflecting growth of 8.9% and 3.5% relative to the corresponding amount and percentage, respectively, in 2023, reflecting our strong ability to withstand sometimes challenging global economic pressures and evidencing the efficiencies of our operating model.

We continue to closely monitor macro-economic conditions, including new and reciprocal tariffs that may be imposed by the United States and other countries, levels of inflation, interest rate policy and other trends that are expected to bear heavily upon economic activity on a global scale during the current time and in the near future. We have been assessing, on an ongoing basis, the implications of those global conditions for our operations, liquidity, cash flow and customer orders of our solutions, and have been acting in an effort to mitigate adverse consequences if needed.

We ended 2024 with $216.2 million in cash, cash equivalents and short-term deposits and $39.6 million of debt related to our Series B Debentures. We believe that we are well suited to continue to manage the current global macro-economic climate with a strong balance sheet, while focusing on continuing profitable growth in various markets.

A. Operating Results.

Results of Operations

The following tables set forth certain data from our results of operations for the years ended December 31, 2024, 2023, and 2022, as well as such data as a percentage of our revenues for those years. The data has been derived from our audited consolidated financial statements included in this annual report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this annual report.

The below tables provide data for each of the years ended December 31, 2024, 2023, and 2022. However, the below discussion of our results of operations omits a comparison of our results for the years ended December 31, 2023 and 2022. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” in our Annual Report on Form 20-F for the year ended December 31, 2023, which we filed with the SEC on March 27, 2024, or the 2023 annual report.

Statement of Income Data

(U.S. dollars, in thousands, except share and per share data)

	For the year ended December 31,
	2024	2023	2022
Revenues	$542,379	$514,584	$474,736
Cost of revenues	304,272	294,990	274,573
Gross profit	238,107	219,594	200,163
Operating expenses:
Research and development	66,302	63,475	58,656
Selling, marketing, general and administrative	85,956	77,251	75,016
Total operating expenses	152,258	140,726	133,672
Operating income	85,849	78,868	66,491
Financial expense (income), net	(3,978)	1,750	941
Income before taxes on income	89,827	77,118	65,550
Taxes on income	17,507	14,251	12,619
Net income	72,320	62,867	52,931
Attributed to non-controlling interests	141	423	336
Net income attributable to Sapiens’ shareholders	$72,179	$62,444	$52,595

Statement of Income Data

(as a Percentage of Revenues)

	For the year ended December 31,
	2024	2023	2022
Revenues	100%	100%	100%
Cost of revenues	56.1%	57.3%	57.8%
Gross profit	43.9%	42.7%	42.2%
Operating expenses:
Research and development	12.2%	12.4%	12.4%
Selling, marketing, general and administrative	15.9%	15.0%	15.8%
Total operating expenses	28.1%	27.4%	28.2%
Operating income	15.8%	15.3%	14.0%
Financial expense (income), net	(0.7)%	0.3%	0.2%
Income before taxes on income	16.5%	15.0%	13.8%
Taxes on income	3.2%	2.8%	2.7%
Net income	13.3%	12.2%	11.1%
Attributed to non-controlling interests	0.0%	0.1%	0.1%
Net income attributable to Sapiens’ shareholders	13.3%	12.1%	11.0%

Comparison of the years ended December 31, 2024 and 2023

Revenues

Please refer to “Critical Accounting Estimates” below in Item 5.E for a description of our accounting policies related to revenue recognition.

Our overall revenues increased by $27.8 million, or 5.4%, to $542.4 million for the year ended December 31, 2024 from $514.6 million for the year ended December 31, 2023, as shown in the table below:

($ in thousands)	Year ended December 31, 2024	Year-over- year change	Year ended December 31, 2023
	$542,379	5.4%	$514,584

Revenues are derived primarily from software products which include mainly, subscription, term license, maintenance, application maintenance and cloud solutions as part of an overall solution that we offer to our customers. We also derive revenue from the implementation of our insurance solutions and from other post-production services.

The net increase in revenues of approximately $27.8 million for the year ended December 31, 2024 was primarily attributable to our core solutions. In 2024 and 2023, our largest customer accounted for 4.1% and 3.3%, respectively, of our consolidated revenues.

Our revenues can fluctuate on a quarterly basis, based on various factors, including (i) the timing at which our customers “go live” (at which point our revenues from a specific client begin to decrease), and (ii) changes in foreign exchange rates. While we anticipate that our total revenues will continue to grow during the year ending December 31, 2025, we cannot assess how our revenues may differ from quarter to quarter.

Revenues by geographical region

The dollar amount and percentage of our revenues attributable to each of the geographical regions in which we conducted our operations for the years ended December 31, 2024 and 2023, as well as the percentage change between such periods, were as follows:

	Year ended December 31, 2024		Year-over- year	Year ended December 31, 2023
($ in thousands)	Revenues	Percentage	change	Revenues	Percentage
Geographical region
North America*	$225,584	41.6%	6.3%	$212,217	41.2%
Europe**	269,704	49.7%	4.9%	257,213	50.0%
Rest of the world	47,091	8.7%	4.3%	45,154	8.8%
Total	$542,379	100%	5.4%	514,584	100%

*	Revenues from North America that are shown in the above table consist of revenues primarily from the United States (in amounts of $222.4 million and $210.5 million during the years ended December 31, 2024 and 2023, respectively). Revenues from United States are more than 20% greater than revenues from any other country (including countries within Europe and the rest of the world).

**	Revenues from Europe include revenues from United Kingdom, or UK, European Union countries (including Nordic region) and Israel.

Revenues from the UK amounted to $76.8 million and $77.2 million during the years ended December 31, 2024 and 2023, respectively.

Our revenues in North America increased by $13.4 million, or 6.3%, to $225.6 million for the year ended December 31, 2024 from $212.2 million for the year ended December 31, 2023. That increase was attributable to organic growth, mainly in the P&C business.

Our revenues in Europe increased by $12.5 million, or 4.9%, to $269.7 million for the year ended December 31, 2024 from $257.2 million for the year ended December 31, 2023. That increase was primarily attributable to the organic growth of our core business P&C and L&P.

Our revenues in the rest of the world increased by $1.9 million, or 4.3%, to $47.1 million for the year ended December 31, 2024 from $45.2 million for the year ended December 31, 2023.

Cost of Revenues

Our cost of revenues for the years ended December 31, 2024 and 2023, respectively (both in absolute terms and as a percentage of our overall revenues), as well as the percentage change between those years, are provided in the below table:

($ in thousands)	Year ended December 31, 2024	Year-over- year change	Year ended December 31, 2023
Cost of revenues	$304,272	3.1%	$294,990
Cost of revenues as a percentage of revenues	56.1%		57.3%

Cost of revenues consist primarily of costs associated with providing services to customers, including compensation expense to employees and subcontractors, amortization of acquired technologies and depreciation, and cloud-related cost. Our cost of revenues increased by $9.3 million, or 3.1%, to $304.3 million for the year ended December 31, 2024, as compared to $295 million for the year ended December 31, 2023. The increase was mainly attributable to costs related to our support for our overall organic core business growth, which was mainly comprised of compensation expense to employees and subcontractors in an amount of $9.0 million. Cost of revenues amounted to 56.1% as a percentage of our revenues during the year ended December 31, 2024, which represented a decrease by 1.2% from the corresponding percentage for the year ended December 31, 2023. This decrease reflects a higher percentage of our solution delivery activities having been performed by offshore employees, who cost less for us to employ.

Gross profit

Our gross profit for the years ended December 31, 2024 and 2023, respectively (both in absolute terms and as a percentage of our overall revenues), as well as the percentage change between those periods, are provided in the below table:

($ in thousands)	Year ended December 31, 2024	Year-over- year change	Year ended December 31, 2023
Gross profit	$238,107	8.4%	$219,594
Gross profit as a percentage of revenues	43.9%		42.7%

Our gross profit increased by $18.5 million, or 8.4%, to $238.1 million for the year ended December 31, 2024, as compared to $219.6 million for the year ended December 31, 2023. This increase was attributable to the increase in our revenues, while the cost of revenues increased but at a lower rate, as described above. The gross profit as a percentage of revenues for the year ended December 31, 2024 was 43.9%, which reflected an increase compared to 42.7% for the year ended December 31, 2023. This evidenced a greater percentage of our revenues been constituted by recurring and reoccurring revenues, which are more profitable, as well as a higher percentage of our solution delivery activities having been performed by offshore employees, as described above.

Operating expenses

The amount of each category of operating expense for the years ended December 31, 2024 and 2023, respectively, as well as the percentage change in each such expense category between such periods, and the percentage of our revenues constituted by our total operating expenses in each such period, is provided in the below table:

($ in thousands)	Year ended December 31, 2024	Year-over- year change	Year ended December 31, 2023
Research and development, net	$66,302	4.5%	$63,475
Selling, marketing, general and administrative	85,956	11.3%	77,251
Total operating expenses	$152,258	8.2%	$140,726
Percentage of total revenues	28.1%		27.4%

Research and development, or R&D, expenses are primarily comprised of compensation expense to employees and subcontractors, net of capitalization of software development costs. Our gross research and development expenses (before capitalization of eligible software development costs) for the year ended December 31, 2024 totaled $73.4 million compared to $70 million in the year ended December 31, 2023. That increase of $3.4 million, or 4.9%, was primarily attributable to an increase in the number of R&D employees compared to 2023. Capitalization of software development costs accounted for a reduction of $7.1 million to our R&D expenses, net for the year ended December 31, 2024, compared to a reduction of $6.5 million in the year ended December 31, 2023.

Selling, marketing, general and administrative, or SG&A, expenses, which are primarily comprised of compensation expenses for employees and subcontractors, were $86 million for the year ended December 31, 2024 compared to $77.3 million in the year ended December 31, 2023, representing an increase of $8.7 million. This increase was mainly attributable to: (i) $1.6 million of additional allowance for credit losses; (ii) $1.0 million of expenses for potential acquisitions; and (iii) $3.4 million of compensation expense for employees and subcontractors, primarily, due to our increased investment in sales and marketing. As a percentage of total revenues, our SG&A increased from 15.0% in the year ended December 31, 2023, to 15.9% for the year ended December 31, 2024.

Operating income

Operating income and operating income as a percentage of total revenues for the years ended December 31, 2024 and 2023, respectively, as well as the percentage change in operating income between such periods, were as follows:

($ in thousands)	Year ended December 31, 2024	Year-over- year change	Year ended December 31, 2023
Operating income	$85,849	8.9%	$78,868
Percentage of total revenues	15.8%		15.3%

The increase in our operating income for the year ended December 31, 2024 relative to the year ended December 31, 2023 as an absolute amount, and the increase in operating income as a percentage of our revenues, as reflected in the above table, were attributable to the various gross profit and operating expenses trends described above.

Financial expenses, net

The amount of our financial expenses, net, for the years ended December 31, 2024 and 2023, respectively, and the percentage of our revenues for those respective periods constituted by such amounts, as well as the percentage change in such amounts between such periods, were as follows:

($ in thousands)	Year ended December 31, 2024	Year-over- year change	Year ended December 31, 2023
Financial expenses (income), net	$(3,978)	(327.3)%	$1,750
Percentage of total revenues	(0.7)%		0.3%

Financial expenses (income), net, were $(4.0) million for the year ended December 31, 2024 compared to $1.8 million for the year ended December 31, 2023. The shift to financial (income), net, in 2024 compared to financial expenses, net in 2023 was mainly related to: (i) the absence, in 2024, of a net loss from hedging transactions, which was $3.0 million in 2023 compared to $0 in 2024 (we had no any hedging transactions in 2024); (ii) an increase of $1.7 million in finance income from bank deposits in 2024; and (iii) a decrease, in 2024, of $0.6 million in the interest expenses payable on our Series B Debentures.

Taxes on income

Taxes on income, both as a dollar value and as a percentage of income before taxes on income, for the years ended December 31, 2024 and 2023, respectively, as well as the percentage change in the amount of taxes on income between such periods, were as follows:

($ in thousands)	Year ended December 31, 2024	Year-over- year change	Year ended December 31, 2023
Taxes on income	$17,507	22.8%	$14,251
As a percentage of income before taxes on income	19.5%		18.5%

In 2024, we recognized a net tax on income of $17.5 million, compared to $14.3 million in 2023. The increase in taxes on income was attributable to the increase in our taxable income (mainly in the US) and to the decrease in our deferred tax assets.

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

Net income attributable to Sapiens shareholders

The amount of net income attributable to Sapiens shareholders and such amount as a percentage of revenues for the years ended December 31, 2024 and 2023, respectively, as well as the percentage change in net income attributable to Sapiens shareholders between such periods, were as follows:

($ in thousands)	Year ended December 31, 2024	Year-over- year change	Year ended December 31, 2023
Net income attributable to Sapiens shareholders	$72,179	15.6%	$62,444
Percentage of total revenues	13.3%		12.1%

As a percentage of total revenues, our net income attributable to Sapiens shareholders increased from 12.1% in the year ended December 31, 2023 to 13.3% for the year ended December 31, 2024, reflecting the cumulative effect of all of the above-described line items from our statements of income.

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

We have received a tax ruling from the ITA, which, as extended, is valid until December 31, 2026, which we refer to as the Tax Ruling, according to which dividends paid to Israeli shareholders who are individuals and to non-Israeli shareholders (individuals and corporations) will be subject to withholding tax at source at the rate of 25% and in the case of Israeli resident corporations— 0%, regardless of the source of the dividends. We cannot guarantee that the Tax Ruling will be extended further beyond December 31, 2026.

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

Impact of European Tax Regulations on our Operating Results

Global Minimum Tax Pillar Two

In December 2022, the European Council adopted Council Directive (EU) 2022/2523, which ensures a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the EU, and introduced within the EU the solutions previously formulated by the Organization for Economic Cooperation and Development (OECD) and accepted by more than 140 countries under the BEPS 2.0 (Base Erosion Profit Shifting) project.

The Global Minimum Tax rules (the so-called Pillar Two) impose new tax and reporting obligations on companies which belong to capital groups (Polish and multinational) with revenues of at least EUR 750 million, and, therefore, they apply to the Asseco Group (and to our company as a member of the Asseco Group). The purpose of Pillar Two is to equalize taxation rules and it is implemented by imposing a minimum tax of 15% on qualifying income of capital groups. The effective tax rate, not the nominal rate, will be taken into account, and the tax rate will be calculated on a country-by-country (jurisdiction) basis, i.e., on an aggregate basis for all group companies in each country.

In Israel, the regulations of Pillar Two will become effective beginning on January 1, 2026. Certain countries in which we operate have enacted such legislation while other countries are in the process of doing so; however, this did not have a material effect on our income tax provision for the 2024 fiscal year.

B. Liquidity and Capital Resources

Overview

To date, we have substantially satisfied our capital and liquidity needs through cash flows from operations and sales of our equity and debt securities.

Cash flows provided by operations were $82.2 million and $79.4 million during the years ended December 31, 2024 and 2023, respectively. Investing activities provided $13.4 million of cash during the year ended December 31, 2024, as compared to using $72.8 million of cash in the year ended December 31, 2023. We used $56.3 million and $43.3 million of cash in financing activities during the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, we had $163.7 million and $126.7 million, respectively, of cash and cash equivalents, and $185.6 million and $165.8 million, respectively, of working capital.

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

Our primary future cash commitment that is known to us as of the current time consists of the required repayment of the principal and interest on our Series B Debentures, which, as of March 1, 2025, constituted total indebtedness of $19.9 million. Please see “Israeli Public Offerings and Private Placement of Debentures” below. Our additional future capital requirements will depend on many factors, including the rate of growth of our revenues, the expansion of our sales and marketing activities and the timing and extent of our spending to support our research and development efforts and expansion into other markets. Under our dividend policy, we will distribute two dividends, on a semi-annual basis, in an aggregate annual amount of up to 40% of our annual net profit (non-GAAP) to our shareholders. See “Item 8. Financial Information – Dividend Policy”. We may also seek to continue to invest in, or acquire, complementary businesses, applications or technologies, as we did in 2023, when we acquired NCDC S.A. and completed our acquisitions of Tiful Gemel and Neuralmatic, which we have integrated into our existing business.

Because we do not have any outstanding debt obligations other than the Series B Debentures, which accrue interest at a fixed rate, we have not been materially impacted by the global rises in interest rates that began in 2022 and do not expect to be materially impacted by reductions in interest rates that began in 2024 are expected to continue to a certain extent in 2025.

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

As of March 1, 2025, there is NIS 70 million (approximately $19.5 million) principal amount of Series B Debentures outstanding, all of which trade on the TASE in units of NIS 1,000 principal amount each.

The outstanding principal amount of the Series B Debentures is linked to the US dollar and bears interest at an annual rate of 3.37%, payable on a semi-annual basis (on January 1 and July 1). In the case of the Series B Debentures sold in 2017, the semi-annual interest payment dates run from 2018 through 2025 (inclusive), with one final interest payment on January 1, 2026. In the case of the Series B Debentures sold in 2020, the semi-annual interest payment dates run from 2021 through 2025, also with one final interest payment due on January 1, 2026. The principal of the Series B Debentures is payable in equal annual payments, on January 1 of each year. In the case of the September 2017 Series B Debentures, those payments began on January 1, 2019, and will be completed on January 1, 2026. The principal due under the June 2020 Series B Debentures will be repaid based on a shorter schedule, with proportionately larger annual principal payments, which commenced on January 1, 2021 and will conclude on January 1, 2026. The first seven principal installments for the September 2017 Series B Debentures, in amounts of $9.9 million each, were paid on January 1, 2019, 2020, 2021, 2022, 2023, 2024 and 2025, while the first five principal payments of $9.9 million each for the June 2020 Series B Debentures were made on January 1, 2021, 2022, 2023, 2024 and 2025.

In connection with our offerings of the Series B Debentures, we received from Standard & Poors (S&P) Maalot (a subsidiary of S&P Global) a corporate credit rating and a rating for the Series B Debentures, which S&P Maalot affirmed, as of July 2018 and 2019, May 2020 and July 2021, as ilA+, with stable outlook. In June 2022, S&P Maalot upgraded the rating of our Series B Debentures to ilAA-, with stable outlook, which it affirmed in July 2023 and in July 2024.

We have been using, and expect to continue to use, the net proceeds from the Series B Debentures for general corporate purposes, financing our operating and investment activities, and financing our acquisitions.

Lease obligations and additional ordinary–course obligations

We have contractual obligations related to our operating leases in an aggregate amount of $27.9 million as of December 31, 2024, which are payable over the course of periods that extend up until 2036. In addition, we also have various ordinary-course contractual liabilities, some of which are contingent on future events and conditions, none of which individually is expected to have a material impact on our liquidity.

Cash Flows

Comparison of the years ended December 31, 2024 and 2023

The following tables summarize the sources and uses of our cash in the years ended December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023
	(in thousands US$)
Net cash provided by operating activities	$82,225	$79,425
Net cash provided by (used in) investing activities	13,408	(72,780)
Net cash used in financing activities	(56,282)	(43,339)

Operating Activities

We derived positive cash flows from operating activities of $82.2 million and $79.4 million during the years ended December 31, 2024 and 2023, respectively. This increase in cash flows provided by operating activities for the year ended December 31, 2024 relative to the year ended December 31, 2023 resulted primarily from a decrease of $4.3 million in the amount of tax payments in 2024 compared to 2023, offset, in part, by an increase of payments of acquisition related costs in an amount of $2 million.

Investing Activities

We generated $13.4 million of cash during the year ended December 31, 2024 from investing activities, as compared to using $72.8 million of cash for investing activities in the year ended December 31, 2023. Cash provided by investing activities in the year ended December 31, 2024 was primarily attributable to a withdrawal from a bank deposit in an amount of $24.0 million, offset, in part, primarily by $7.1 million of cash used for capitalization of software development and $2.9 million of cash used for purchases of property and equipment.

Financing Activities

We used $56.3 million of cash during the year ended December 31, 2024 for financing activities as compared to using $43.3 million of cash for financing activities in the year ended December 31, 2023. Cash used in financing activities in the year ended December 31, 2024 was primarily attributable to the principal payments that we made on our Series B Debentures, in an amount of $19.8 million, in the aggregate, as well as $31.8 million, in the aggregate, used for cash dividend distribution payments to our shareholders based on our 2023 second-half results and 2024 first-half results. Cash used in financing activities in the year ended December 31, 2023 was primarily attributable to the principal payments that we made on our Series B Debentures, in an amount of $19.8 million, in the aggregate, as well as $28.1 million, in the aggregate, used in the payment of cash dividends to our shareholders based on our 2022 second-half results and 2023 first-half results.

C. Research and Development, Patents and Licenses, etc.

See the caption titled “Operating expenses” in part A. “Operating Results— Comparison of the years ended December 31, 2024 and 2023” of this Item 5 above, as well as the “Operating expenses” section of part A of Item 5 of the 2023 annual report (within “Operating Results— Comparison of the years ended December 31, 2023 and 2022), which is incorporated by reference herein, for a description of our R&D policies and amounts expended thereon during the last three fiscal years.

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

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 through the date of this annual report that are reasonably likely to have a material adverse effect on our revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

The Company generates revenues mainly from sales of software licenses which include significant implementation and customization services, and from post implementation consulting services and maintenance services. Revenues from these contracts are based on either fixed price or time and material.

Revenue from contracts which involve significant implementation, customization, or integration of the Company’s software license to customer-specific requirements are considered as one performance obligation satisfied over-time.

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

In addition to software license fees, contracts with customers may contain a commitment to provide maintenance services. The Company considers the maintenance performance obligation as a distinct performance obligation that is satisfied over time and recognized on a straight-line basis over the contractual period as the services have a consistent continuous pattern of transfer to a customer during the contract period. Payment terms between the Company and its payors are typically up to 60 days, and vary by the type of the payer, country of sale and the products or services offered.

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

In instances of contracts where revenue recognition differs from the timing of invoicing, we generally determined that those contracts do not include a significant financing component. The primary purpose of the invoicing terms is to provide customers with simplified and predictable ways of purchasing our solutions, not to receive or provide financing. The Company uses the practical expedient and do not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to the tax authorities.

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

Based on our annual impairment test during the fourth quarter of each of 2024, 2023, and 2022, no impairment to our goodwill was required.

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

As of December 31, 2024, we had a total of $302.5 million of goodwill and intangible assets, of which $24.7 million were attributable to capitalized software development costs, and the remainder of which were acquired as part of our prior acquisitions.

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

Recently Issued Accounting Pronouncements

For a description of our recently adopted, recently issued not yet adopted accounting pronouncements, see Notes 2(x) and 2(y), respectively, to our consolidated financial statements appearing elsewhere in this annual report.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table and below biographies set forth certain information regarding the current executive officers and directors of the Company as of March 1, 2025.

Name	Age	Position
Guy Bernstein (1)	57	Chairman of the Board of Directors
Roni Al-Dor	64	President, Chief Executive Officer and Director
Eyal Ben Chlouche (2)	63	Director
Yacov Elinav (2)	78	Director
Uzi Netanel (1)(2)	89	Director
Naamit Salomon (1)	61	Director
Roni Giladi	54	Chief Financial Officer

(1)	Member of Compensation Committee

(2)	Member of Audit Committee

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

Uzi Netanel has served as a director of the Company since March 2005. He served as chairman of the Board of Directors of Maccabi Enterprise Development & Management Ltd. from 2012 through 2022, and has served as a director of Maccabi Health Services since 2005. He previously served as Chairman of Maccabi Group Holdings Ltd., from 2000 through 2017. From 2004 through 2007, Mr. Netanel served as Chairman of Board of Directors of M.L.L Software & Computers, and from 2000 through 2011 served as a director of Bazan and Carmel Olephine. From 2001 through 2003, Mr. Netanel served as partner in the FIMI Opportunity Fund. From 1993 through 2001, he served as Active Chairman of Israel Discount Capital Markets and Investments Ltd. From 1997 to 1999, Mr. Netanel served as Chairman of Poliziv Plastics Company (1998) Ltd. From 2005 through 2014, he served as director of Maman Group and from 2012 through 2014, he served as director of Gadot Biochemicals. Mr. Netanel also serves at present on the Board of Directors of Dorcel (B.A.Z.) Ltd. Mr. Netanel is an independent director.

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

Our Chairman, Guy Bernstein, serves as the Chief Executive Officer of Formula. In addition, Ms. Salomon, another Board member of ours, who served as an executive officer of Formula until December 2009, is a member of the Board of Directors of our affiliate Magic Software Enterprises Ltd. Formula directly owns (as of March 1, 2025) approximately 43.5% of our currently outstanding Common Shares, and Asseco holds 25.8% of the outstanding share capital of Formula.

B. Compensation of Directors and Officers

The aggregate amount of compensation paid by us, or accrued by us, for all directors and executive officers as a group for services in all capacities with respect to the fiscal year ended December 31, 2024 was $3.1 million, which includes amounts set aside or accrued to provide cash bonuses, pension, retirement or similar benefits.

These compensation amounts do not include amounts expended by us for automobiles made available to our officers or expenses (including business travel and professional and business association dues) reimbursed to such officers. The foregoing amounts also exclude the value of share option grants to our directors and officers pursuant to our 2011 Share Incentive Plan and our 2021 Share Incentive Plan (which plans are described below), which value amounted to $1.1 million in the aggregate for 2024.

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

We paid with respect to 2024 fees of approximately $0.1 million, in the aggregate, to all of our independent directors (except to our Chairman of the Board, as described below), in respect of their service on our Board of Directors, including for attending or participating in meetings of the Board of Directors and its committees, and for participating in Board action taken via unanimous written consent. Such fees were set in accordance with the rates paid to “external directors” under the Israeli Companies Law, 5759-1999. Although we are not an Israeli company and are not subject to the Israeli Companies Law, we deem certain standards of that body of law (including compensation to Board members) relevant to a company such as ours. In addition to fees paid to our independent directors, we also paid approximately $32 thousand to Formula in respect of the service of its Chief Executive Officer, Guy Bernstein, as our Chairman of the Board.

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

As of December 31, 2024, 742,500 Common Shares were issuable upon the exercise of outstanding options, under the 2011 Plan. The outstanding options had a weighted average exercise price of $27.61 per share, of which options to purchase 481,250 Common Shares had vested. Of the Common Shares underlying outstanding awards under the 2011 Plan as of that date, 650,000 of such shares were issuable upon the exercise of outstanding options held by our directors and executive officers. As of December 31, 2024, no further Common Shares were available for future grant under the 2011 Plan, as all shares that had remained available were transferred to the 2021 Plan upon its adoption.

2021 Share Incentive Plan

We adopted a new share incentive plan, the 2021 Share Incentive Plan, or the 2021 Plan, on August 3, 2021, under which we have granted and may grant equity-based incentive awards to attract, motivate and retain the talent for which we compete.

Authorized Shares

As of December 31, 2024, there were 2,388,355 Common Shares allocated for issuance under the 2021 Plan, of which 925,500 Common Shares were issuable upon the exercise of outstanding options. The outstanding options had a weighted average exercise price of $22.83 per share, of which options to purchase 353,650 Common Shares had vested. Of the Common Shares underlying outstanding awards under the 2021 Plan as of that date, 160,000 of such shares were issuable upon the exercise of outstanding options held by our directors and executive officers. As of December 31, 2024, 1,419,241 Common Shares were reserved and available for future grant under the 2021 Plan.

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

The administrator has the authority to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2021 Plan of any or all option awards or Common Shares. The administrator also has the authority to modify option awards to eligible individuals who are foreign nationals or are individuals who are employed internationally to recognize differences in local law, tax policy or custom in order to effectuate the purposes of the 2021 Plan but without amending the 2021 Plan. The administrator also has the authority to amend and rescind rules and regulations relating to the 2021 Plan or terminate the 2021 Plan at any time before the date of expiration of its ten-year term.

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

Registration. In October 2021, we filed a registration statement on Form S-8 to register the offer and issuance of up to an aggregate of 4,163,273 Common Shares under the 2021 Plan.

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

Compensation Committee

The Compensation Committee of our Board of Directors is comprised of three directors, who were appointed to that committee by the Board of Directors: Uzi Netanel, Naamit Salomon and Guy Bernstein. Mr. Bernstein serves as the chairman of the committee. The Compensation Committee is responsible for the review and approval of grants of options and RSUs (if applicable) to our employees and other compensation matters as requested by our Board of Directors from time to time.

Corporate Governance Policies Adopted by Board

Our Board of Directors has adopted various policies and procedures that apply to our employees and directors and that are meant to implement risk management on a company-wide level, including, among others, the following:

●	Code of Ethics— constitutes a guide of principles designed to help our employees conduct business honestly and with integrity (and which is referenced in Item 16B below).

●	Whistleblower Policy— enables the anonymous submission by our employees of reports regarding illegal or dishonest activities.

●	Insider Trading Policy— implements restrictions (including quarterly blackout periods) for our employees that reinforce legal prohibitions on their use of material inside information in effecting transactions in our securities (which policy is referenced in Item 16J below and serves as Exhibit 11.1 to this annual report).

●	Antifraud Policy— aimed at detecting and preventing fraud, misappropriations, and other irregularities by our employees, including any intentional, false representation or concealment of material facts for the purpose of inducing another to act upon it in connection with their activities with third parties on behalf of our company.

●	Related Party Transactions Policy— intended to ensure the proper disclosure to, and approval by (if approved), our Audit Committee of transactions between our company and any of its related parties (including officers, directors and Formula and Asseco— our largest direct and indirect shareholders, respectively) in an amount equal to or exceeding $120,000, in order to ensure that any such transactions are in the best interest of our company and our shareholders. The policy provides that our Head of Legal and CFO review and approve all related party transactions, and report such transactions to our Audit Committee, although only those transactions equal to or exceeding $120,000 require approval of the Audit Committee.

●	Clawback Policy— required for complying with SEC regulations mandating that companies have a policy in place to recover erroneously awarded incentive-based compensation that is recoverable by a company from its executive officers following the discovery of an accounting restatement (which policy serves as Exhibit 97.1 to this annual report).

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

D. Employees

As of December 31, 2024, we had a total of 4,850 employees, a 3.0% decrease relative to the end of 2023.

The following table sets forth the number of our employees as of the end of each of the past three fiscal years, according to their geographic regions:

	Total Number of Employees as of December 31,
Geographic Region	2024	2023	2022
Israel	757	774	800
UK and Rest of Europe	1,132	1,209	1,136
North America	596	593	581
Asia Pacific	2,365	2,424	2,237
Total Employees	4,850	5,000	4,754

E. Share Ownership

The number of our Common Shares beneficially owned by our directors and executive officers individually, and by our directors and executive officers as a group, as of March 1, 2025, is as follows:

	Shares Beneficially Owned
	Number		Percent (1)
Roni Al-Dor	1,395,849	(2)	2.5%
All directors and executive officers (3) as a group (7 persons, including Roni Al-Dor) (3)	1,596,533	(4)	2.8%

(1)	Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The percentages shown are based on 55,887,225 Common Shares outstanding (which excludes 2,328,296 Common Shares held in treasury) as of March 1, 2025, plus such number of Common Shares as the relevant person or group had the right to receive upon exercise of options that are exercisable within 60 days of March 1, 2025.

(2)	Includes options to purchase 530,000 Common Shares under the 2011 Plan at exercise prices ranging between $23.12 and $28.03, expiring no later than January 4, 2027, which are vested or will become vested within 60 days of March 1, 2025. See Item 6 – “Directors, Senior Management and Employees— Compensation of Directors and Officers”.

(3)	Each of our directors and executive officers who is not separately identified in the above table beneficially owns less than 1% of our outstanding Common Shares (including options to purchase Common Shares held by each such party that are vested or will vest within 60 days of March 1, 2025) and has therefore not been separately identified.

(4)	Includes options to purchase 654,900 Common Shares at exercise prices ranging from $20.61 to $28.03 per share, expiring no later than February 20, 2029, which are vested or will become vested within 60 days of March 1, 2025.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

The following table sets forth, as of March 1, 2025, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person known by the Company to own beneficially more than 5% of the outstanding Common Shares, based on information provided to us by the holders or disclosed in public filings of the shareholders with the Securities and Exchange Commission.

We determine beneficial ownership of shares under the rules of Form 20-F promulgated by the SEC and include any Common Shares over which a person possesses sole or shared voting or investment power, or the right to receive the economic benefit of ownership, or for which a person has the right to acquire any such beneficial ownership at any time within 60 days.

	Shares Beneficially Owned
Name and Address	Number		Percent(1)
Formula Systems (1985) Ltd. 5 HaPlada Street Or Yehuda 60218, Israel	24,314,766	(2)	43.5%

(1)	The percentages shown are based on 55,887,225 Common Shares outstanding (which excludes 2,328,296 Common Shares held in treasury) as of March 1, 2025.

(2)	The number of Common Shares shown as owned by Formula Systems (1985) Ltd., or Formula, is based on information provided to the Company by Formula as of March 1, 2025. Also based on information provided to the Company, as of March 1, 2025, Asseco held 25.8% of the outstanding share capital of Formula. The address of Asseco is Olchowa 14 35-322 Rzeszow, Poland.

To the best of our knowledge, each of the entities listed in the above table has sole voting and investment power with respect to all shares shown as beneficially owned by it, except to the extent described above.

Significant changes in holdings of major shareholders

From time to time, Formula has increased its beneficial shareholding in our Company through market purchases of additional Common Shares. Formula’s beneficial ownership of our Common Shares constituted 48.9% of our outstanding share capital as of the start of 2017. That beneficial ownership has been diluted down to 43.5% as of March 1, 2025, primarily as a result of our follow-on public offering that took place in October 2020, as well as various minor issuances of Common Shares due to stock options exercises under our equity incentive plans.

The holdings of our former significant shareholder Harel Insurance Investments & Financial Services Ltd. fell from 5.7% to 4.6% over the course of 2022, as reported in its amended Schedule 13G filing on January 17, 2023.

The holdings of our former significant shareholder, The Phoenix Holdings Ltd., or Phoenix, decreased from 5.7% as of December 31, 2021, to 4.3% as of July 18, 2022, as reported in its amended Schedule 13G filed on July 28, 2022.

Voting rights of major shareholders

Our major shareholders do not have different voting rights than other shareholders with respect to the Common Shares that they hold.

Holders of record

As of March 1, 2025, there were 47 holders of record of our Common Shares, including 30 holders of record with addresses in the United States who held a total of 48,225,404 Common Shares, representing approximately 86.3% of our issued and outstanding Common Shares (out of which 48,218,849 Common Shares are held of record by CEDE & Co). The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, because many of these Common Shares were held of record by nominees (including CEDE & Co., as nominee for a large number of banks, brokers, institutions and underlying beneficial holders of our Common Shares). In particular, Formula, which held as of March 1, 2025 (in part as a record holder and in part as an underlying beneficial holder) 24,314,766 Common Shares, representing 43.5% of our issued and outstanding shares, is not a United States company.

Control of the Company

Based on Formula’s beneficial ownership of 43.5% of the outstanding Common Shares of the Company (as of March 1, 2025), and based on Asseco’s beneficial ownership of 25.8% of the outstanding share capital of Formula also as of that date, both Formula and Asseco may be deemed to control the Company. We are unaware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B. Related Party Transactions

Fees Paid to Major Shareholder for Board Service of its Affiliate

We paid to our major shareholder, Formula, approximately $31,562 in respect of our share of the director fees of Guy Bernstein, our Chairman, for the year ended December 31, 2024. Mr. Bernstein serves as the Chief Executive Officer of Formula. Formula directly owns (as of March 1, 2025) approximately 43.5% of our currently outstanding Common Shares.

Additional Agreements and Transactions with Affiliated Companies of Formula and Asseco

During the year ended December 31, 2024, we paid to affiliated companies of Asseco approximately $21.9 million, in the aggregate, pursuant to services agreements that we have in place with those companies under which we receive services. In 2024, we also purchased from those affiliated companies an aggregate of approximately $0.2 million of hardware and software. Please see Note 15 to our audited consolidated financial statements included in Item 18 of this annual report for further information.

In addition, during 2024, our Polish subsidiary Sapiens Poland performed services as a sub-contractor on behalf of Asseco for clients of Asseco in a total amount of approximately $3.9 million. For historical reasons, Asseco issues invoices to those clients and then Sapiens in turn invoices Asseco on a back-to-back basis (with no margin to Asseco).

Further, we paid to Formula approximately $0.8 million (which is included in the $21.9 million paid to affiliated companies of Asseco described above) in respect of our share of its D&O insurance for each of our directors and officers for the period between February 14, 2024 and February 13, 2025.

Trade Payables and Receivables

As of December 31, 2024, we had trade payables balances due to, and trade receivables balances due from, our related parties in amounts of approximately $3.6 million and $0.8 million, respectively.

Engagements with Relatives of Executive Officers

We have engaged Mr. Vic Boaron, a former employee of Sapiens who is also the son-in-law of our Chief Executive Officer, as a consultant for merger and acquisition related services at a rate of NIS 2,900 per day. During 2024, we paid to Mr. Boaron a total amount of NIS 481,400 (approximately $131 thousands).

The daughter of our Chief Financial Officer is currently employed part-time (50%) by our company in a student position and earns a total of NIS 4,000 per month.

Each engagement with the foregoing relatives of our executive officers was reported to our Audit Committee, in accordance with the terms of our Related Party Transactions Policy (as described above under Item 6.C “Board Practices— Corporate Governance Policies Adopted by Board”).

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

Financial Statements

See our consolidated financial statements and related notes in Item 18.

Export Sales

In 2024, 96.1% of our revenues originated from customers located outside of Israel.

For information on our revenues breakdown by geographic region for the past three years, see Item 5.A, “Operating and Financial Review and Prospects— Operating Results— Comparison of the years ended December 31, 2024 and 2023— Revenues by geographical region” in this annual report, as well as Item 5.A, “Operating and Financial Review and Prospects— Operating Results— Comparison of the years ended December 31, 2023 and 2022— Revenues by geographical region” in our annual report on Form 20-F for the year ended December 31, 2023, which we filed with the SEC on March 27, 2024.

Legal Proceedings

From time to time, we are a party to various legal proceedings and claims that arise in the ordinary course of business. Currently, there are no such legal proceedings pending or threatened against us that we believe may have a significant effect on our financial condition or profitability.

Dividend Policy

In August 2019, our Board of Directors adopted a dividend policy, and in May 2022, it updated that policy. Under that updated policy, on a semi-annual basis, after publishing (i) our annual audited consolidated financial statements in our annual report on Form 20-F, and (ii) our financial statements for the quarter and six months ended June 30, our Board of Directors will announce, and distribute, a semi-annual cash dividend in an aggregate amount (between both dividends in total) of up to 40% of our annual net profit (on a non-GAAP basis). Our Board of Directors may change, whether as a result of a one-time decision or a change in policy, the rate or frequency of dividend distributions and/or decide not to distribute a dividend. The distribution of dividends will be made in compliance with Cayman Islands law, the Memorandum and the Articles, as well as our contractual obligations. Since the adoption of our dividend policy, we have declared cash dividends, initially on an annual basis and subsequently on a semi-annual basis with the following amounts:

Date	Amount per share	Total Dividend paid or to be paid (where applicable)
August 2023	$0.26	$14,400,000
April 2024	$0.28	$15,600,000
August 2024	$0.29	$16,200,000
April 2025	$0.66	$36,900,000

The dividend declared in April 2025 is includes a dividend of $0.30 per share, or $16.8 million in total which is in line with the Company’s policy of distributing on a semi-annual basis up to 40% of its annual non-GAAP net income in addition to a special cash dividend of $0.36 per share, or $20.1M in total.

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

The closing price of our Common Shares on the Nasdaq Global Select Market on March 3, 2025, being the latest practicable date prior to publication of this annual report, was $27.18.

The closing price of our Common Shares on the TASE on March 3, 2025, being the latest practicable date prior to publication of this annual report, was NIS 99.07, or $27.53 (as converted from NIS based on the NIS-U.S. dollar representative exchange rate reported by the Bank of Israel as of March 3, 2025).

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

Deed of Trust in Favor of Series B Debenture Holders

In connection with our Israeli public offering and private placement of NIS 280 million (approximately US $79.2 million), and Israeli public offering of NIS 210 million (approximately US $60 million), in principal amount of our Series B Debentures, in the aggregate, in September 2017 and June 2020, respectively (which debentures are traded on the TASE), we entered into a deed of trust with a trustee in favor of the debenture holders. In the deed of trust, we have agreed to repay the principal amount of the originally issued debentures (those issued in September 2017) in eight equal payments that will be paid once a year on January 1. For the debentures issued in June 2020, the payment dates remain the same, but due to the passage of the initial payment dates, the payments to be made on all remaining payment dates are proportionately greater. In the case of the September 2017 Series B Debentures and June 2020 Series B Debentures, the principal payments will therefore run from the years 2019 through 2026 (included), and the years 2021 through 2026 (included), respectively. We made the first seven such principal payments on the September 2017 Series B Debentures on January 1, 2019, 2020, 2021, 2022, 2023, 2024 and 2025, and the first five principal payments on the June 2020 Series B Debentures on January 1, 2021, 2022, 2023, 2024 and 2025. The outstanding principal amounts bear interest at an annual rate of 3.37%, payable in half-yearly payments on January 1 and July 1 of each year. In the case of the September 2017 Series B Debentures, those interest payments have occurred and will occur in years 2018 through 2026 (included), while for the June 2020 Series B Debentures, those payments only began in 2021 but will conclude at the same time—in 2026. The principal and interest are payable in NIS, subject to adjustment in accordance with fluctuations in the exchange rate between the U.S. dollar and the NIS.

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

The deed of trust includes the following provisions:

●	A negative pledge, subject to certain exceptions

●	A covenant not to distribute dividends unless (i) our shareholders’ equity (not including minority interests) shall not be less than $160 million, (ii) our net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) does not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity, including minority interest), (iii) the amount of the dividend does not exceed our profits for the year ended December 31, 2016 and the first three quarters of the year ended December 31, 2017, plus 75% of our profits as of September 1, 2017 and up to the date of distribution, and (iv) no event of default shall have occurred

●	Financial covenants, including (i) the equity attributable to the shareholders of Sapiens (not including minority interests), as reported in our annual or quarterly financial statements, will not be less than $120 million, and (ii) Sapiens’ net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity, including minority interest)

As of December 31, 2024, we were in compliance with the foregoing financial covenants.

We also agreed to standard events of default under the deed of trust, together with the following specific events of default (among others):

●	Cross default, including following an immediate repayment initiated in relation to other indebtedness (other than non-recourse debt) in an amount that exceeds 5% of our total balance sheet

●	Suspension of trading of the debentures on the TASE over a period of 60 days, or the delisting of the debentures from the TASE

●	Failure to have the debentures rated over a period of 60 days

●	If the rating of the debentures is less than BBB- by S&P Maalot or less than Baa3 by Midroog Ltd. or drops below an equivalent rating of another rating agency (as of July 2024, S&P Maalot affirmed a rating of ilAA- for the debentures)

●	If there is a change in control without consent of the rating agency (a change of control is deemed to occur if Formula ceases the be the controlling shareholder of our company, whether directly or indirectly. Formula will be considered a controlling shareholder for so long as it continues to hold at least 25% of the means of control of our company (within the meaning of the Israeli Securities Law) and there is no other person or entity holding a higher percentage. To the extent that Formula holds such controlling interest jointly with others, it will be deemed to remain our controlling shareholder if it maintains the highest percentage ownership among such other shareholders)

●	The existence and continuation of a bankruptcy event involving our company, or the liquidation of our company or writing off of our assets

●	Our failure to comply with the above-described financial covenants for two consecutive quarters

●	There has been a material adverse change in the business of our company compared to the position of our company shortly before the issuance of the debentures and there is a material concern that we will not be able to pay our obligations under the debentures on time

●	If we distribute a dividend contrary to the above-described limitations on dividends

●	Breach of our undertakings regarding the issuance of additional Series B Debentures

●	The sale of 25% or more of our assets, or a change in the main sphere of our activity as a company

●	Failure to comply with the negative pledge covenant

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

Taxes Applicable to Dividends

Israeli Resident Shareholders

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our common shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period. The Company received a Tax Ruling, which was extended, according to which dividends paid to Israeli shareholders who are individuals will be subject to withholding tax at source at the rate of 25% and in case of an Israeli resident corporations— 0%, regardless the source of the dividends. We cannot guarantee that the Tax Ruling will be extended beyond December 31, 2026.

Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on shares of Israeli resident corporations (like our common shares). According to the tax ruling referenced above, such dividends are subject to withholding tax at the rate of 0%.

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our Common Shares, at the rate of 25% or 30% (if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period). The Company received a Tax Ruling according to which dividends paid to non- Israeli shareholders (individuals and corporations) will be subject to withholding tax at source at the rate of 25%. We cannot guarantee that the Tax Ruling will be extended beyond December 31, 2026.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 721,560 for 2024 (approximately $197,850, based on an exchange rate of NIS 3.647_ per U.S. dollar as of December 31, 2024), which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027), including, but not limited to, dividends, interest and capital gain. According to new legislation, in effect as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that an individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Dividends that are received by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains, provided those dividends meet the requirements of “qualified dividend income.” The maximum long-term capital gains rate is 20% for individuals with annual taxable income that exceeds certain thresholds. In addition, higher income taxpayers must pay an additional 3.8 percent tax on net investment income to the extent certain threshold amounts of income are exceeded. See “Tax on Net Investment Income” in this Item below. For this purpose, qualified dividend income generally includes dividends paid by a foreign corporation if certain holding period and other requirements are met and either (a) the stock of the foreign corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the Nasdaq Global Select Market) or (b) the foreign corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. Dividends that fail to meet such requirements and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (i) if the U.S. holder held the Common Share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such Common Share (or substantially identical securities); or (ii) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the Common Share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code), or PFIC, for any taxable year, dividends paid on our Common Shares in such year or in the following taxable year would not be qualified dividends. See the discussion below regarding our PFIC status under “Tax Consequences if We Are a Passive Foreign Investment Company.” In addition, a non-corporate U.S. holder will be able to take qualified dividend income into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend income will be taxed at ordinary income rates.

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

If we were a PFIC, each U.S. holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our Common Shares (including gain deemed recognized if our Common Shares are used as security for a loan under certain conditions) and upon receipt of certain excess distributions (generally, distributions that exceed 125% of the average amount of distributions in respect to such shares received during the preceding three taxable years or, if shorter, during the U.S. holder’s holding period prior to the distribution year) with respect to our Common Shares as if such income had been recognized ratably over the U.S. holder’s holding period for the shares. The U.S. holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year to which income is allocated, and an interest charge on the tax as so computed would also apply. The tax liability with respect to the amount allocated to the taxable year prior to the taxable year of the distribution or disposition cannot be offset by any net operating losses. Additionally, if we were a PFIC, U.S. holders who acquire our Common Shares from decedents (other than nonresident aliens) would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the lesser of the decedent’s basis or the fair market value of such shares on the decedent’s date of death.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2024. We currently expect that we will not be a PFIC in 2025. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our Common Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our Common Shares in the event that we qualify as a PFIC.

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

Because exchange rates between the NIS, GBP and Euro, on the one hand, and the US dollar, on the other hand, fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our revenue and profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reflected as financial expenses in our consolidated financial statements. A hypothetical 10% movement in foreign currency exchange rates (primarily the NIS, GBP and Euro) against the US dollar, with all other variables held constant on the expected sales, would have resulted in a decrease or increase in 2024 sales revenues of a maximum of $30.0 million, or an effect of 5.5% on total revenues.

We monitor our foreign currency exposure and, from time to time, may enter into currency forward contracts or put/call currency options to hedge balance sheet exposure. We may use such contracts to hedge exposure to changes in foreign currency exchange rates associated with balance sheet balances denominated in a foreign currency and anticipated costs to be incurred in a foreign currency.

Inflation Risk. Given that we have expanded our global presence and offer our software solutions and services to new markets, particularly in the United States, the U.K. and Europe, when inflationary pressures are more significant (as they were in 2022 and early in 2023), they adversely impact our operations. The increased inflation in Europe and the U.S. in 2022 and early 2023 led to an increase in certain of our operating costs and expenses, such as employee compensation and office operating expenses. In addition, during periods of significant inflation, the purchasing power of our customers declined due to our customers’ rising other expenses, and customer demand for our software solutions and services was, to a certain extent, adversely impacted as a result, which negatively affected our results of operations, financial condition and prospects at the time. The reduction in inflation over the second half of 2023 and throughout 2024 mitigated these effects. We continue to monitor, on an ongoing basis, inflationary pressures and their impact on our results of operations.

Market Risk. We currently do not invest in, or otherwise hold, for trading or other purposes, any financial instruments that are subject to market risk.

Interest Rate Risk. We pay interest on our Series B Debentures based on a fixed interest rate which is denominated in NIS linked to a fixed US dollar interest rate. Because we do not have any outstanding debt obligations other than the Series B Debentures, we were not materially impacted, in a direct manner, by the global rise in interest rates that occurred throughout 2022 and during much of 2023, and have also not been impacted directly by reductions in interest rates that were effected in 2024 and that may continue during 2025. Therefore, no quantitative tabular disclosures are required. We note, however, that the ability of our customers to finance the purchase of our solutions is adversely impacted by higher interest rates and tighter credit conditions, while it is aided by reductions in interest rates and easing of credit conditions.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures.

Our management, including our President and Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2024. Based on such evaluation, the President and Chief Executive Officer, and the Chief Financial Officer, have concluded that, as of December 31, 2024, the Company’s disclosure controls and procedures are effective.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of EY Global, which has audited our consolidated financial statements included in this annual report, has issued an attestation report on our management’s assessment of our internal control over financial reporting as of December 31, 2024.

C. Attestation Report of Registered Public Accounting Firm.

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2024, is provided on pages F-4 to F-5, as included under Item 18 of this annual report.

D. Changes in Internal Control Over Financial Reporting.

Based on the evaluation conducted by our President and Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2024 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Fees Paid to Independent Auditors

Fees billed by Kost Forer Gabbay & Kasierer, a member of EY Global and other members of EY Global (and, as noted below, to the independent auditors of our ultimate controlling shareholder, Asseco) for professional services for each of the last two fiscal years were as follows:

	Year ended December 31,
	2024	2023
	(in thousands)
Audit Fees (1) (4)	$630	$600
Tax Fees (2)	$193	$153
All other fees (3)	$140	$200
Total	$963	$953

(1)	Audit fees consist of fees billed for the annual audit and the quarterly reviews of the Company’s consolidated financial statements and consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent auditors can reasonably provide.

(2)	Tax fees are for professional services rendered by our independent auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and global mobility.

(3)	All other fees include fees for advisory services rendered with respect to quality of earnings, cost-benchmarking and other services.

(4)	The audit fees for the year ended December 31, 2024 includes $210 (in thousands) to Ziv Haft, a BDO Member Firm, in respect of its audit of the financial statements of our ultimate controlling shareholder, Asseco, for the year ended December 31, 2024.

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

ITEM 16G. CORPORATE GOVERNANCE.

We are permitted to exempt ourselves from a number of the requirements under the Nasdaq Listing Rules based on our status as a “foreign private issuer.” See Item 6.C above “Board Practices— Nasdaq Opt-Outs for a Foreign Private Issuer.” Pursuant to that allowance, we have elected to follow our home country practice— under Cayman Islands law— in lieu of complying with the following requirements of the Nasdaq Listing Rules:

●	Nasdaq Listing Rule 5605(b): Under this Nasdaq listing rule, a majority of the members of a company’s board of directors must qualify as independent directors, as defined under Nasdaq Listing Rule 5605(a)(2), and the independent directors must have regularly scheduled meetings at which only independent directors are present. We instead follow Cayman Islands law, under which our Board of Directors need not include a majority of independent directors, nor do independent directors need to meet separately on a regular basis.

●	Nasdaq Listing Rule 5605(d)(2): Under this Nasdaq listing rule, a company must appoint a compensation committee composed of at least two members, each of whom is an independent director (as determined in accordance with Nasdaq Listing Rule 5605(d)(2)(A)), which shall, among other matters, determine, or recommend to the board of directors for determination, the compensation of the chief executive officer and all other executive officers (subject to limited exceptions). In keeping with Cayman Islands law, our Compensation Committee is not, and need not be, composed entirely of independent directors.

●	Nasdaq Listing Rule 5605(e)(1): Under this Nasdaq listing rule, a director nominee must either be selected or recommended for the board of directors’ selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors (subject to limited exceptions). As permitted under Cayman Islands law, our Board of Directors as a whole makes nominations of directors.

●	Nasdaq Listing Rule 5605(e)(2): Under this Nasdaq listing rule, a company must certify that it has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under US federal securities laws. Given the absence of such a requirement under Cayman Islands law, we have no such formal written charter, and have not adopted such a board resolution.

●	Nasdaq Listing Rule 5635: This Nasdaq listing rule requires a domestic United States company to obtain shareholder approval for certain dilutive events, such as:

●	the establishment or amendment of certain equity based compensation plans and arrangements;

●	an issuance that will result in a change of control of the company; and

●	certain acquisitions of the stock or assets of another company.

We instead follow Cayman Islands law, under which shareholder approval is not required for any of the dilutive events described in Nasdaq Listing Rule 5635.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy that governs the purchase, sale, and other transactions in our securities by directors, officers, employees and consultants that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is filed as Exhibit 11.1 to this annual report.

ITEM 16K CYBERSECURITY.

Risk management and strategy

We maintain a corporate cybersecurity risk assessment program that is designed to identify and manage material risks from cybersecurity threats and protect the confidentiality, integrity, and availability of our critical information technology (IT) systems. The program is integrated into our overall risk management system, thereby helping to ensure that we address cybersecurity risks in a comprehensive manner.

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

We regularly assess whether any risks from cybersecurity threats are reasonably likely to materially affect our company, its business strategy, results of operations or financial condition. If any such risks are identified, we take appropriate measures to mitigate them. As with virtually every other public company, we believe that a potential material cybersecurity incident could potentially adversely affect our business operations in a material manner, due to the reliance that we place on our IT systems for, among other things: effectively managing our accounting and financial functions, including maintaining our internal controls; managing our sales and marketing processes for our solutions and services; and maintaining our proprietary rights (such as research and development, and other intellectual property- related data). While we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition, the failure of our IT systems to perform properly could disrupt our ability to develop, market and sell our solutions and services, which may result in decreased sales, increased overhead costs, and failure of our solutions to properly function, causing our business, our reputation, and our operating results to suffer. Please see “Item 3.D. Risk Factors—Risks Relating to Our Business, Our Industry, and Our Financing Activities— Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business”.

Governance

As part of our corporate cybersecurity risk assessment program, we prioritize the identification and management of cybersecurity risk at several levels, including board oversight and heavy involvement of our management on an ongoing basis.

Our board of directors as a whole is responsible for the oversight of risks from cybersecurity threats. The board has established a steering committee that reports cybersecurity risks to the entire board on an annual basis. The committee meets annually with our company’s chief information security officer (CISO), who updates the committee regarding the latest developments with respect to our cybersecurity risk assessment program, the results of the latest risk assessments, and any material risks from cybersecurity threats that have been identified. The committee also receives periodic, ongoing updates on the prevention, detection, mitigation and remediation of cybersecurity incidents, including details concerning any incidents that have occurred, our company’s response to such incidents, and any lessons learned as a result. The steering committee reports information concerning cybersecurity risks to our entire board of directors on a periodic basis, including material cybersecurity risks that have been identified, our company’s response to those risks, and any recommendations for improvement in our response.

Our management, led by our CISO, is primarily responsible for assessing and managing material risks from cybersecurity threats. The CISO directly manages our cybersecurity risk assessment program. Our CISO has over 30 years of comprehensive experience in Information Systems and Technology, with a dedicated focus on Information Security, Incident Response, Cybersecurity, and Forensics for the past decade. As a CISO for three years, he has provided strategic leadership and proactive risk management, steering various organizations through evolving cyber threats. His expertise is rooted in hands-on experience, making him a respected figure in the cybersecurity community.

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

Item 18. Financial Statements.

The Consolidated Financial Statements and related notes required by this Item are contained on pages F-1 through F-52 hereof.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit No.	Exhibit Description
1.1	Memorandum of Association of Sapiens International Corporation N.V. (incorporated by reference to Appendix A to the Company’s proxy statement with respect to its 2017 Annual General Meeting of Shareholders, annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 26, 2017)

1.2	Articles of Association of Sapiens International Corporation N.V. (incorporated by reference to Appendix A to the Company’s proxy statement with respect to its 2017 Annual General Meeting of Shareholders, annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 26, 2017)

2.1	Description of common shares of Sapiens International Corporation N.V.*

4.1	Sapiens International Corporation N.V. 2011 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-177834), filed with the SEC on November 9, 2011)

4.2	Sapiens International Corporation N.V. 2021 Share Incentive Plan (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-260325), filed with the SEC on October 18, 2021)

8.1	List of Subsidiaries*

11.1	Insider Trading Policy of Sapiens International Corporation N.V. *

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global, independent registered public accounting firm*

97.1	Sapiens International Corporation N.V. Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 27, 2024)

101	The following financial information from Sapiens International Corporation N.V.’s Annual Report on Form 20-F for the year ended December 31, 2024, formatted in XBRL (eXtensible Business Reporting Language):
(i) Consolidated Balance Sheets at December 31, 2024 and 2023;
(ii) Consolidated Statements of Income for the years ended December 31, 2024, 2023 and 2022;
(iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023, and 2022;
(iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2024, 2023, and 2022;
(v) Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023, and 2022; and
(vi) Notes to the Consolidated Financial Statements, tagged as blocks of text. *

104	Cover Page Interactive Date File

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SAPIENS INTERNATIONAL CORPORATION N.V.

Date: March 27, 2025	By:	/s/ Roni Al-Dor
		Name:	Roni Al-Dor
		Title:	President & Chief Executive Officer

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

IN U.S. DOLLARS

- - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sapiens International Corporation N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company on December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 27, 2025 expressed an unqualified opinion thereon.

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

March 27, 2025

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sapiens International Corporation N.V.

Opinion on Internal Control over Financial Reporting

We have audited Sapiens International Corporation N.V.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Sapiens International Corporation N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes, and our report dated March 27, 2025 expressed an unqualified opinion thereon.

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

/s/ Kost Forer Gabbay & Kasierer
A Member of EY Global

Tel-Aviv, Israel

March 27, 2025

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2024	2023

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$163,690	$126,716
Short-term bank deposit	52,500	75,400
Trade receivables (net of allowance for credit losses of $3,660 and $1,501 on December 31, 2024 and 2023, respectively)	58,763	60,024
Unbilled receivables and contract assets	40,840	30,249
Other receivables and prepaid expenses	19,350	22,514

Total current assets	335,143	314,903

LONG-TERM ASSETS:
Capitalized software development costs, net	24,668	23,725
Other intangible assets, net	26,276	37,317
Property and equipment, net	10,656	12,661
Goodwill	251,528	256,310
Severance pay fund	3,208	3,605
Operating lease right-of-use assets	20,746	23,557
Deferred tax assets	13,062	11,050
Other long-term assets	6,424	6,496

Total long-term assets	356,568	374,721

Total assets	$691,711	$689,624

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2024	2023

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$8,414	$6,291
Employees and payroll accruals	49,196	49,273
Accrued expenses and other liabilities	28,194	28,600
Current maturities of Series B Debentures	19,796	19,796
Current maturities of operating lease liabilities	6,440	6,623
Deferred revenues	37,543	38,541

Total current liabilities	149,583	149,124

LONG-TERM LIABILITIES:
Series B Debentures, net of current maturities	19,792	39,543
Deferred tax liabilities	6,899	10,820
Other long-term liabilities	10,331	11,538
Long-term operating lease liabilities	17,719	21,084
Accrued severance pay	7,758	7,568

Total long-term liabilities	62,499	90,553

COMMITMENTS AND CONTINGENCIES

EQUITY:
Sapiens International Corporation N.V. Shareholders’ equity:
Share capital:
Common shares of € 0.01 par value :Authorized: 70,000,000 shares on December 31, 2024 and 2023; Issued: 58,215,521 and 58,061,530 shares on December 31, 2024 and 2023, respectively; Outstanding: 55,887,225 and 55,733,234 shares on December 31, 2024 and 2023, respectively	762	762
Additional paid-in capital	354,981	353,317
Treasury shares, at cost - 2,328,296 Common shares on December 31, 2024 and 2023	(9,423)	(9,423)
Accumulated other comprehensive loss	(26,922)	(17,261)
Retained earnings	160,231	119,875

Total Sapiens International Corporation N.V. shareholders’ equity	479,629	447,270
Non-controlling interests	-	2,677

Total equity	479,629	449,947

Total liabilities and equity	$691,711	$689,624

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2024	2023	2022

Revenues	$542,379	$514,584	$474,736

Cost of revenues	304,272	294,990	274,573

Gross profit	238,107	219,594	200,163

Operating expenses:
Research and development	66,302	63,475	58,656
Selling, marketing, general and administrative	85,956	77,251	75,016

Total operating expenses	152,258	140,726	133,672

Operating income	85,849	78,868	66,491
Financial expense (income), net	(3,978)	1,750	941

Income before taxes on income	89,827	77,118	65,550
Taxes on income	17,507	14,251	12,619

Net income	72,320	62,867	52,931

Net income attributed to non-controlling interests	141	423	336

Net income attributable to Sapiens’ shareholders	$72,179	$62,444	$52,595

Net earnings per share attributable to Sapiens’ shareholders

Basic earnings per share	$1.29	$1.13	$0.95

Diluted earnings per share	$1.29	$1.12	$0.95

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022

Net income	$72,320	$62,867	$52,931

Other comprehensive income (loss):

Foreign currency translation adjustments, net	(9,636)	3,823	(24,115)

Total comprehensive income	62,684	66,690	28,816

Comprehensive income attributed to non-controlling interests	194	369	178

Comprehensive income attributable to Sapiens’ shareholders	$62,490	$66,321	$28,638

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except of share data)

	Common share			Additional paid-in		Treasury	Accumulated other comprehensive	Retained	Non-controlling	Total shareholders’
	Shares	Amount		capital		shares	Income (loss)	earnings	interests	equity

Balance as of January 1, 2022	55,065,009	$756		$340,837		$(9,423)	$2,819	$71,559	$2,172	$408,720

Stock-based compensation	-	-		3,835		-	-	-	-	3,835
Employee stock options exercised (cash and cashless)	75,201	*	)	*	)	-	-	-	-	-
Distribution of dividend	-	-		-		-	-	(38,579)	-	(38,579)
Other comprehensive loss	-	-		-		-	(23,957)	-	(158)	(24,115)
Employee settlement of stock-based liability	-	-		62		-	-	-	-	62
Net income	-	-		-		-	-	52,595	336	52,931

Balance as of December 31, 2022	55,140,210	756		344,734		(9,423)	(21,138)	85,575	2,350	402,854

Stock-based compensation	-	-		3,621		-	-	-	-	3,621
Employee stock options exercised (cash and cashless)	593,024	6		4,901		-	-	-	-	4,907
Distribution of dividend	-	-		-		-	-	(28,144)	(47)	(28,191)
Other comprehensive income	-	-		-		-	3,877	-	(54)	3,823
Employee settlement of stock-based liability	-	-		66		-	-	-	-	66
Transaction with minority shareholders	-	-		(5)		-	-	-	5	-
Net income	-	-		-		-	-	62,444	423	62,867

Balance as of December 31, 2023	55,733,234	762		353,317		(9,423)	(17,261)	119,875	2,677	449,947

Stock-based compensation	-	-		2,952		-	-	-	-	2,952
Employee stock options exercised (cash and cashless)	153,991	*	)	*	)	-	-	-	-	-
Distribution of dividend	-	-		-		-	-	(31,823)	-	(31,823)
Other comprehensive loss	-	-		-		-	(9,689)	-	53	(9,636)
Transaction with minority shareholders	-	-		(1,288)		-	28	-	(2,871)	(4,131)
Net income	-	-		-		-	-	72,179	141	72,320

Balance as of December 31, 2024	55,887,225	$762		$354,981		$(9,423)	$(26,922)	$160,231	$-	$479,629

*)	Represents an amount lower than $1.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:

Net income	$72,320	$62,867	$52,931
Reconciliation of net income to net cash provided by operating activities:
Depreciation of property and equipment	4,371	3,865	4,242
Amortization of intangible assets and capitalized software	15,702	17,574	17,998
Stock-based compensation	2,952	3,621	3,835
Accretion of discount on Series B Debentures	44	64	85
Capital loss from sale of property and equipment	19	195	26

Net changes in operating assets and liabilities
Decrease (increase) in net trade receivables, unbilled receivables and contract assets	(12,500)	3,960	(21,860)
Decrease (increase) in other operating assets	2,843	(10,492)	1,661
Changes in operating lease right-of-use assets	3,009	5,090	6,044
Decrease in deferred tax liabilities, net	(5,934)	(3,003)	(10,134)
Increase (decrease) in trade payables	2,126	(3,580)	4,634
Increase (decrease) in other operating liabilities	621	(4,098)	(235)
Changes in operating lease liabilities	(3,688)	(4,813)	(7,787)
Increase (decrease) deferred revenues	(407)	7,266	(7,738)
Increase in accrued severance pay, net	747	909	78

Net cash provided by operating activities	82,225	79,425	43,780

Cash flows from investing activities:

Purchase of property and equipment	(2,879)	(2,574)	(2,757)
Proceeds from sale of property and equipment	203	48	54
Capitalized software development costs	(7,133)	(6,518)	(6,097)
Net cash paid for acquisitions (b)	(375)	(8,060)	(3,466)
Investment in short-term bank deposits and other	(138,531)	(115,572)	(55,188)
Proceeds from short-term bank deposits and other	162,123	60,073	55,214
Purchase of other intangible asset	-	(177)	(200)

Net cash provided by (used in) investing activities	$13,408	$(72,780)	$(12,440)

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from financing activities:

Proceeds from employee stock options exercised	$98	$4,809	$-
Repayment of Series B Debentures	(19,796)	(19,796)	(19,796)
Distribution of dividend	(31,823)	(28,144)	(38,579)
Acquisition deferred payment	(630)	-	-
Acquisition of non-controlling interests	(4,131)	(161)	-
Dividend to non-controlling interest	-	(47)	-

Net cash used in financing activities	(56,282)	(43,339)	(58,375)

Effect of exchange rate changes on cash	(2,377)	3,125	(2,923)

Increase (decrease) in cash, and cash equivalents	36,974	(33,569)	(29,958)
Cash, cash equivalents at beginning of year	126,716	160,285	190,243

Cash and cash equivalents at end of year	$163,690	$126,716	$160,285

Supplemental cash flow activities:

(a) Cash paid during the year for:

Interest	$1,043	$752	$1,468

Income taxes	$25,610	$29,886	$12,846

(b) Net cash paid for acquisitions:
Fair value of assets acquired and liabilities assumed at the date of acquisition:
Working capital, net (excluding cash and cash equivalents)	$-	$(627)	$317
Other long-term assets	159	(2,439)	-
Other long-term liabilities	-	202	-
Deferred tax liability	-	828	-
Deferred payment consideration liability	(429)	1,488	-
Goodwill and other intangible assets	(105)	(7,512)	(3,783)

	$(375)	$(8,060)	$(3,466)

(c) Non-cash transactions:
Net lease liabilities arising (modifying) from obtaining right-of-use assets	$464	$(4,875)	$(24)
Property and equipment purchase incurred but unpaid at year end	$123	$75	$268

The accompanying notes are an integral part of the consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

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

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

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

e.	Short-term bank deposits:

Short-term bank deposits with maturities of more than three months and less than one year are included in short-term bank deposits.

f.	Trade receivables and allowances:

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

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table presents the changes in the allowance for credit losses for the years ended December 31, 2024 and 2023:

	December 31,
	2024	2023

Balance at the beginning of the year	$1,501	$1,130
Current period provision	3,180	762
Write offs	(118)	(330)
Recoveries collected	(903)	(61)

Balance at year end	$3,660	$1,501

g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	20 – 33
Office furniture and equipment	6 – 33
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

h.	Leases:

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

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

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

Payments under the Company’s lease arrangements are primarily fixed, however, certain lease agreements contain variable payments. Variable lease payments based on a CPI are initially measured using the index in effect at lease adoption. Additional payments based on the change in a CPI are recorded as a period expense when incurred.

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

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

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

Goodwill represents the excess of the purchase price in a business combination over the fair value of the identifiable tangible and intangible assets acquired. ASC No. 350, “Intangible-Goodwill and other” requires goodwill to be tested for impairment at least annually, in the fourth quarter of each fiscal year, and in certain circumstances, between annual tests. The accounting guidance gives the option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment considers events and circumstances that might indicate that a reporting unit’s fair value is less than it carrying amount. If it is determined, as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than it carrying amount, a quantitative test is performed. Goodwill impairment is required if the carrying amount of a reporting unit exceeds its estimated fair value. The Company operates in four reporting units: L&P (Life & Pension), P&C (Property & Casualty), Decision and IPELS.

For the years ended December 31, 2024, 2023 and 2022, no impairment of goodwill has been recorded.

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

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2024, 2023 and 2022, no impairment losses have been recognized.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company generates revenues mainly from sales of software licenses which include significant implementation and customization services, post implementation consulting services and maintenance services. Revenues from these contracts are based on either fixed price or time and material.

Revenue from contracts which involve significant implementation, customization, or integration of the Company’s software license to customer-specific requirements are considered one performance obligation satisfied over-time.

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

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

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

In addition to software license fees, contracts with customers may contain a commitment to provide maintenance services. The Company considers the maintenance performance obligation as a distinct performance obligation that is satisfied over time and recognized on a straight-line basis over the contractual period as the services have a consistent continuous pattern of transfer to a customer during the contract period. Payment terms between the Company and its payors are typically up to 60 days, and vary by the type of the payer, country of sale and the products or services offered.

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

In instances of contracts where revenue recognition differs from the timing of invoicing, we generally determined that those contracts do not include a significant financing component. The primary purpose of the invoicing terms is to provide customers with simplified and predictable ways of purchasing our solutions, not to receive or provide financing. The Company uses the practical expedient and do not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to the tax authorities.

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

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

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

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

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

The Company’s agreements with most of its employees in Israel are in accordance with Section 14 of the Severance Pay Law, whereas the Company’s contributions for severance pay shall be in lieu of its severance liability. Upon contribution of the full amount of the employee’s monthly salary, and release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter to severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

Severance expense for the years 2024, 2023 and 2022 amounted to $4,932, $4,877 and $5,199, respectively.

The Company has a 401(k) retirement savings plan for most of its U.S. employees. Each eligible employee may elect to contribute a portion of its employee’s compensation to the plan. The Company has a discretionary employer match. In the reporting periods, this match ranges from 1.25-3% if an employee contributed 5-6%.

Such 401(k) employer match expense for the years 2024, 2023 and 2022 amounted to $1,388, $1,356 and $1,280, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

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

The fair value of each option granted in 2024, 2023 and 2022 using the Binomial model, was estimated on the date of grant with the following assumptions:

	Year ended December 31,
	2024	2023	2022

Contractual life	6 years	6 years	6 years
Expected exercise factor	2-2.8	2-2.8	2-2.8
Dividend yield	0%	0%	0%
Expected volatility (weighted average)	36.32%-36.34%	37.25%-39.28%	35.5%-36.4%
Risk-free interest rate	3.95%-4.35%	3.32%-4.2%	3.0%-4.3%

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

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

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

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

In 2024, 2023, and 2022 the Company entered into forward contracts in the aggregate notional amounts of $0, $82,078, and $168,850, respectively, and in 2024, 2023, and 2022, the Company entered into option contracts in the notional amounts of $0, $121,080 and $0, respectively, in order to protect against foreign currency fluctuations.

As of December 31, 2024 and 2023, the Company had no outstanding options nor forward contracts. As of December 31, 2022, the Company had outstanding options and forward contracts, in the notional amount of $15,900.

In 2024, 2023 and 2022, the Company recorded financial expense, net of $0, $2,991 and $1,193, respectively, with respect to the above transactions.

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

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Recently adopted accounting standards:

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). Additional segment reporting information required by ASU 2023-07 includes: disclosing the title and position of the individual or the name of the group or committee identified as the CODM, provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually, and additional disclosures regarding significant segment expenses. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an annual basis Effective December 31, 2024, the Company has adopted this standard retroactively. The adoption of this ASU affects only disclosures, with no impacts to the Company’s financial condition and results of operations (see Note 17).

y.	Recently issued not yet adopted accounting pronouncements:

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

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses. This ASU requires public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 3:- ACQUISITIONS

1.	Acquisition of Sapiens Software Solutions (Decision) Ltd. minority shares:

In the first quarter of 2024, the Company acquired the remaining 7% of the outstanding shares of Sapiens Software Solutions (Decision) Ltd. for a total amount of $4.1 million.

2.	Acquisition of NCDC S.A:

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

The purchase price amounted to $11,667 in total, of which, $10,179 were paid in cash on the acquisition date, $1,063 are deferred payments ($638 will be paid after 12 months and $425 will be paid after 18 months from the acquisition date) and up to $425 will be paid by the end of March 2024 subject to net working capital adjustments. In addition, NCDC’s three key employees have retention-based payments over two years (2024-2025) of up to $523. These payments are subject to continued employment and therefore were not included in the purchase price and will be expensed over the requested employment period.

Acquisition related costs amounted to $600, and are presented under selling, marketing, general and administrative in the Company’s consolidated statements of income. The results of NCDC’s operations have been included in the consolidated financial statements from the NCDC Acquisition Date.

During 2024, the Company and NCDC’s former shareholders (“Sellers”) agreed on the final working capital adjustments which resulted in an additional payment a of $375 to the Sellers from the Company.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 3:- ACQUISITIONS (Cont.)

The following table summarizes the fair values of the assets acquired and liabilities assumed:

Current assets (including cash acquired of $2,119)	$3,786
Goodwill	3,258
Customer relationships	4,359
Other long-term assets	2,280

Total assets acquired	$13,683

Current liabilities	$918
Deferred revenues	122
Deferred tax liabilities	828
Other long-term liabilities	202

Total liabilities acquired	$2,070

Net assets acquired	$11,613

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

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 4:- OTHER LONG-TERM ASSETS

	December 31,
	2024	2023

Unbilled receivables	$4,669	$3,988
Rent deposits	1,259	2,116
Other	496	392

	$6,424	$6,496

NOTE 5:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2024	2023
Cost:
Computers and peripheral equipment	$36,508	$35,392
Office furniture and equipment	5,766	6,338
Leasehold improvements	8,593	9,041

	50,867	50,771
Accumulated depreciation:
Computers and peripheral equipment	29,945	28,525
Office furniture and equipment	4,735	4,580
Leasehold improvements	5,531	5,005

	40,211	38,110

Depreciated cost	$10,656	$12,661

Depreciation expenses totaled $4,371, $3,865 and $4,242 for the years 2024, 2023 and 2022, respectively. During 2023, the Company recorded a reduction of $6,331 to the cost and accumulated depreciation of fully depreciated property and equipment no longer in use.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 6:- LEASES

The Company leases substantially all of its office space and vehicles under operating leases. The Company’s leases have original lease periods expiring between 2025 and 2036. Some leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement. Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancellable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

The components of operating lease costs were as follows:

	December 31,
	2024	2023	2022

Operating lease cost	4,229	5,007	6,019
Variable lease cost	2,715	2,037	4,004
Short-term lease cost	707	648	829

Total lease costs	$7,651	$7,692	$10,852

The following is a summary of weighted average remaining lease terms and discount rates for all of the Company’s operating leases:

	December 31,
	2024	2023	2022

Weighted average remaining lease term (years)	6.31	7.19	7.28
Weighted average discount rate	6.60%	6.43%	5.08%

Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2024 and 2023, respectively, was $7,264 and $6,245 (included in cash flow from operating activities).

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 6:- LEASES (Cont.)

Maturities of lease liabilities are as follows:

2025	$6,610
2026	6,189
2027	5,579
2028	5,589
2029	3,354
Thereafter	626

Total undiscounted cash flows	27,947
Less imputed interest	3,788

Present value of lease liabilities	$24,159

NOTE 7:- CAPITALIZED SOFTWARE DEVELOPMENT COSTS, NET

The changes in capitalized software development costs for the years ended December 31, 2024 and 2023 were as follows:

	December 31,
	2024	2023

Balance at the beginning of the year	$23,725	$23,426

Capitalization	7,133	6,518
Amortization	(6,124)	(5,775)
Functional currency translation adjustments	(66)	(444)

Balance at year end	$24,668	$23,725

Amortization of capitalized software development costs for 2024, 2023 and 2022, was $6,124, $5,775 and $5,840, respectively. Amortization expense is included in cost of revenues.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 8:- OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net, are comprised of the following:

	Weighted average remaining useful life	December 31,
	(years)	2024	2023
Original amounts:

Customer relationships	4.9	$58,943	$60,328
Technology	2.5	69,820	70,554
Patents	0	1,316	1,324

		130,079	132,206

Accumulated amortization:

Customer relationships		37,007	32,235
Technology		65,480	61,408
Patents		1,316	1,246

		103,803	94,889

Other intangible assets, net		$26,276	$37,317

b.	Amortization of other intangible assets was $9,578, $11,799 and $12,158 for 2024, 2023 and 2022, respectively.

c.	Estimated amortization expense for future periods:

2025	$7,230
2026	6,961
2027	4,516
2028	3,095
2029	2,678
Thereafter	1,796

$26,276

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 9:- GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2024 and 2023 are as follows:

	December 31,
	2024	2023

Balance at the beginning of the year	$256,310	$252,232

Acquisitions	105	3,153
Functional currency translation adjustments	(4,887)	925

Balance at year end	$251,528	$256,310

NOTE 10:- ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2024	2023

Accrued expenses	$13,406	$14,375
Government authorities	11,530	12,965
Other liabilities	3,258	1,260

	$28,194	$28,600

NOTE 11:- SERIES B DEBENTURES, NET OF CURRENT MATURITIES

	December 31,
	2024	2023

Series B Debentures	$39,593	$59,389
Less: Current maturities	(19,796)	(19,796)
Less: Unamortized debt discounts and issuance costs	(5)	(50)

	$19,792	$39,543

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

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

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

In accordance with the indenture for the Series B Debentures, the Company is required to meet the following financial covenants: (1) Target shareholders’ equity (excluding minority interest)- above $120 million – as of December 31, 2024 , total shareholders’ equity was approximately $479.6 million; and (2) Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65% - as of December 31, 2024 the ratio of net financial indebtedness to net capitalization was (57.93)%. (3) Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5. As of December 31, 2024, the Target ratio of net financial indebtedness to EBITDA was (1.71). As of December 31, 2024, the company is in compliance with all of its financial covenants.

During the years ended December 31, 2024, 2023 and 2022, the Company recorded $1,340, $2,003 and $2,671, respectively, of interest expense and $44, $64 and $85 respectively of amortization of debt issuance costs, premium and discount in respect of the Series B Debentures.

As of December 31, 2024, and 2023, the estimated fair value of the Company’s Series B Debentures was $38,679 and $57,667, respectively. The fair value was determined based on the closing trading price of the Series B Debentures as of the last day of trading for the period. The fair value of the Series B Debentures is considered a Level 2 measurement as they are not actively traded.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 12:- COMMITMENTS AND CONTINGENCIES

a.	Sapiens Technologies (1982) Ltd. (“Sapiens Technologies”), a subsidiary incorporated in Israel, was partially financed under programs sponsored by the Israel Innovation Authority (“IIA”), formerly the Office of the Chief Scientist, for the support of certain research and development activities conducted in Israel. In exchange for participation in the programs by the IIA, the Company agreed to pay 3.5% of total net consolidated license and maintenance revenue and 0.35% of the net consolidated consulting services revenue related to the software developed within the framework of these programs based on an understanding with the IIA reached in January 2012.

Royalty expense amounted to $543, $750 and $816 in 2024, 2023 and 2022, respectively, and are included in cost of revenues.

As of December 31, 2024 and 2023, the Company had a contingent liability to pay royalties of up to $4,608 and $5,021, respectively.

b.	The Company provided bank guarantees in the amount of $585 as security for the rent to be paid for its leased offices. The bank guarantees will be expired and renewed in February 2025. As of December 31, 2024 and 2023, the Company provided bank guarantees of $248 and $214, respectively, as security for the performance of various contracts with customers and suppliers.

c.	In accordance with the indenture for the Series B Debentures, the Company is required to meet certain financial covenants. See Note 11 above.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 13:- TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates in Israel:

Taxable income of Israeli companies was subject to tax at the rate of 23% in 2024. 2023 and 2022. Some of the Israeli subsidiaries are eligible for tax benefits as described below.

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

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

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

According to the Temporary Order, the reduction of Corporate Income Tax (“CIT”) will apply to earnings that are released (with no requirement for an actual distribution) within a period of one year from the date of enactment of the Temporary Order. The reduction in the CIT is dependent on the proportion of the trapped earnings that are released in relation to the total trapped earnings, and on the applicable CIT rate in the years the earnings were generated. Consequently, the larger the proportion of the trapped earnings that are released, the lower the tax in respect of the distribution. The minimum tax rate is 6%. Further, a company that elects to pay a reduced CIT is required to invest in its industrial enterprise a designated amount in accordance with the Economic Efficiency Law within a period of five years commencing from the tax year in which the election is made. The designated investment should be utilized for the acquisition of production assets, and/or investments in research and development and/or compensation to additional new employees.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

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

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2024, was $99,176 and the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that were essentially permanent in duration as of December 31, 2024, was $10,330.

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

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 13:- TAXES ON INCOME (Cont.)

The TCJA introduced the rules for tax on the global intangible low-taxed income (“GILTI”) on foreign income in excess of a deemed return on tangible assets of foreign corporations. One of our subsidiaries is subject to GILTI.

Starting from 2022, the TCJA requires taxpayers to capitalize research and development expenses with amortization periods over five years for research activities conducted in the United States and over fifteen years for research activities conducted outside of the United States, which has increased the Company’s tax liability in the U.S. The current tax expenses have increased to account for the capitalization of research and development costs in 2023 and 2024.

d.	Net operating losses carryforwards:

As of December 31, 2024, certain subsidiaries had tax loss carryforwards in total of approximately $40,259. Most of these carryforward tax losses have no expiration date.

e.	Deferred tax assets and liabilities:

Significant components of the Company deferred tax assets and liabilities are as follows:

	December 31,
	2024	2023
Deferred tax assets:
Net operating losses carryforwards *)	$10,730	$10,184
Research and development	11,761	7,957
Lease liability	3,289	3,308
Reserves and allowances	8,067	3,933
Other	1,741	1,498

Deferred tax assets before valuation allowance	35,588	26,880
Valuation allowance	(9,180)	(4,465)

Deferred tax assets	26,408	22,415

Deferred tax liabilities:
Capitalized software development costs	(3,087)	(2,975)
Lease right-of-use asset	(3,131)	(3,120)
Acquired intangibles	(6,129)	(8,331)
Property and equipment	(1,098)	(1,276)
Undistributed earnings	(6,287)	(5,362)
Other	(513)	(1,121)

Deferred tax liabilities	(20,245)	(22,185)

Deferred tax assets, net	$6,163	$230

*)	Net of $1,120 and $1,192 provision for unrecognized tax benefits related to carryforward losses as of December 31, 2024 and 2023, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 13:- TAXES ON INCOME (Cont.)

	December 31,
	2024	2023

Deferred tax assets, net	$13,062	$11,050
Deferred tax liabilities, net	(6,899)	(10,820)

Deferred tax assets, net	$6,163	$230

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from operating losses carry forwards and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2024	2023	2022

Domestic (Israel)	$29,518	$25,796	$27,373
Foreign	60,309	51,322	38,177

	$89,827	$77,118	$65,550

g.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income for an Israeli company, and the actual tax expense as reported in the statements of income is as follows:

	Year ended December 31,
	2024	2023	2022
Income before taxes on income, as reported in the statements of income	$89,827	$77,118	$65,550

Statutory tax rate in Israel	23%	23%	23%

Theoretical taxes on income	$20,660	$17,737	$15,077

Increase (decrease) in taxes resulting from:
Foreign and preferred enterprise tax rates differences	(9,119)	(1,907)	(5,579)
Changes in carry forward tax losses and other temporary differences for which valuation allowance was provided	4,715	(350)	(289)
Non-deductible expenses	394	1,658	1,100
Decrease in uncertain tax positions, net	(811)	(2,293)	2,855
Undistributed earnings	924	(260)	(461)
Others	744	(334)	(84)

Taxes on income, as reported in the statements of income	$17,507	$14,251	$12,619

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 13:- TAXES ON INCOME (Cont.)

h.	Taxes on income are comprised as follows:

	Year ended December 31,
	2024	2023	2022

Current	$23,442	$17,257	$22,912
Deferred	(5,935)	(3,006)	(10,293)

	$17,507	$14,251	$12,619

	Year ended December 31,
	2024	2023	2022

Domestic (Israel)	$7,460	$5,367	$4,194
Foreign	10,047	8,884	8,425

	$17,507	$14,251	$12,619

i.	Uncertain tax benefits:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2024	2023

Balance at the beginning of the year	$9,440	$11,775
Increase related to tax positions from prior fiscal years	2,412	1,326
Decrease related to tax positions from prior fiscal years	(630)	(1,546)
Lapses of statutes of limitation	(2,522)	(2,115)

Balance at the end of the year	$8,700	$9,440

As of December 31, 2024 and 2023, accrued interest related to unrecognized tax benefits amounted to $1,631 and $1,668, respectively.

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

Tax assessments filed by part of the Company’s Israeli subsidiaries through the year ended December 31, 2019, are considered to be final.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 13:- TAXES ON INCOME (Cont.)

The Company is currently under audit in several jurisdictions for the tax years 2020 and onwards. Timing of the resolution of audits is highly uncertain and therefore, as of December 31, 2024, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits.

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

As of December 31, 2024, 1,419,241 common shares of the Company were available for future grant under the 2021 Plan. Any options granted under the 2021 Plan which are forfeited, cancelled, terminated or expired, will become available for future grant under the 2021 Plan.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 14:- EQUITY (Cont.)

A summary of the stock option activities in the year ended on December 31, 2024 is as follows:

	Year ended December 31, 2024
	Amount of options	Weighted average exercise	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Outstanding on January 1, 2024	1,945,500	24.52	3.71	9,118
Granted	145,000	30.83
Exercised	(123,785)	18.73
Expired and forfeited	(298,715)	24.03

Outstanding on December 31, 2024	1,668,000	24.96	3.11	4,977

Vested and expected to vest	1,668,000	24.96	3.11	4,977

Exercisable on December 31, 2024	834,900	25.07	2.67	$2,339

The weighted average grant date fair values of the options granted during the years ended December 31, 2024, 2023 and 2022 were $9.02, $6.51 and $7.22, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2024, 2023 and 2022 was $1,913, $851 and $250, respectively.

The options outstanding under the Company’s option plans as of December 31, 2024 have been separated into ranges of exercise prices as follows:

					Weighted
	Options	Weighted		Options	Average
	outstanding	Average	Weighted	Exercisable	Exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	Options
exercise price	2024	Term	price	2024	Exercisable
		(Years)	$		$

13.31	5,000	0.59	13.31	5,000	13.31
17.69-20.61	512,000	4.09	19.64	224,150	19.42
21.46-23.12	236,500	2.85	21.81	125,500	22.12
26.71-28.03	662,500	2.10	27.91	390,000	27.93
28.35-32.91	217,000	3.80	30.03	90,250	31.54
38.61	35,000	5.58	38.61	-	-

	1,668,000	3.11	24.96	834,900	25.07

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 14:- EQUITY (Cont.)

A summary of the RSU activities in the year ended on December 31, 2024, is as follows:

	Amount of options	Weighted Average Grant-Date Fair Value

Unvested on January 1, 2024	72,823	27.95
Granted	-	-
Vested	(30,206)	27.67
Expired and forfeited	(42,617)	28.13

Unvested on December 31, 2024	-	-

The total equity-based compensation expenses related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2024, 2023 and 2022, was $2,952, $3,621 and $3,835, respectively. Such expenses are recorded as part selling, marketing, general and administrative expenses in the Company’s consolidated statements of income.

c.	As of December 31, 2024, there was $4,086 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a weighted-average period of 1.51 years.

d.	Dividend:

On March 25, 2024, based on the results of the six months period commencing July 2023 until December 31, 2023, the Company’s board of directors approved the distribution of a cash dividend of $0.28 per common share for a total amount of $15,635 that was paid in April 2024.

On August 15, 2024, the Company’s board of directors approved the distribution, based on 2024 first half results, of a cash dividend of $0.29 per common share for a total amount of $16,188 that was paid in September 2024.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 15:- RELATED PARTIES TRANSACTIONS

Agreements with controlling shareholder and its affiliates:

The Company has in effect services agreements with certain companies that are affiliated with Formula, Sapiens’ parent company (most recently since December 23, 2014 and thereafter), and Asseco, Sapiens’ ultimate parent company, pursuant to which the Company has received services amounting to $21,931, $18,819 and $14,813, in aggregate for the years ended December 31, 2024, 2023 and 2022. In addition, during the years ended December 31, 2024, 2023 and 2022, the Company purchased from those affiliated companies an aggregate of $245, $316 and $109 of hardware and software.

During the years ended December 31, 2024, 2023 and 2022, Asseco provided back office and professional services and fixed assets to one of the Company’s subsidiary, Sapiens Software Solutions (Poland) Sp. z o.o in an amount of $168, $165 and $181, respectively.

As of December 31, 2024, and 2023, the Company had trade payables balances due to its related parties in amount of $3,633 and $1,233, respectively. In addition, as of December 31, 2024 and 2023, the Company had trade receivables balances due from its related parties in amount of $823 and $1,008, respectively.

NOTE 16:- BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2024	2023	2022
Numerator (thousands):

Net income attributed to Sapiens’ shareholders	$72,179	$62,444	$52,595

Denominator:

Denominator for basic earnings per share - weighted average number of common shares, net of treasury stock	55,820,853	55,372,435	55,116,832
Stock options and RSU	333,495	348,725	453,661

Denominator for diluted net earnings per share - adjusted weighted average number of shares	56,154,348	55,721,160	55,570,493

The weighted average number of shares related to outstanding anti-dilutive options excluded from the calculations of diluted net earnings per share was 191,208, 1,494,883 and 1,275,275 for the years 2024, 2023 and 2022, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 17:- REPORTABLE SEGMENTS AND GEOGRAPHIC INFORMATION

a.	Segment information:

The Company's Chief Executive Officer, who is the chief operating decision maker (“CODM”), makes resource allocation decisions and assesses performance based on financial information presented on a consolidated basis, accompanied by disaggregated information and contributed profit by the operating segments. The Company identified one operating segment as reportable - the Insurance segment, in which the Company operates as a provider of software solutions for the insurance industry. The insurance segment includes both L&P and P&C segments which are aggregated into one reportable segment.

The other operating segments are insignificant individually and therefore their results are presented together under “All other”. The “All other” category mainly includes certain products sold to non-insurance customers.

The Company’s CODM does not regularly review asset information by segments and, therefore, the Company does not report asset information by segment.

Segment operating profit is comprised of gross profit for the segment less operating expenses that do not include amortization and valuation adjustment on acquired deferred revenue, capitalization of software development, stock based compensation expenses and certain other items.

The following tables present information on reportable segments profit for the period presented:

	Year ended December 31, 2024
	Insurance	All other	Consolidated

Revenues	$520,946	$21,433	$542,379
Less:
Segment Cost of sales	284,827	8,686	293,513
Other Operating expenses *)	143,841	6,357	150,198
Segment operating profit	$92,278	$6,390	$98,668

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 17:- REPORTABLE SEGMENTS AND GEOGRAPHIC INFORMATION (Cont.)

	Year ended December 31, 2023
	Insurance	All other	Consolidated

Revenues	$492,747	$22,057	$514,804
Less:
Segment Cost of sales	272,470	9,363	281,833
Other Operating expenses *)	130,961	7,869	138,830
Segment operating profit	$89,316	$4,825	$94,141

	Year ended December 31, 2022
	Insurance	All other	Consolidated

Revenues	$452,584	$22,244	$474,828
Less:
Segment Cost of sales	251,753	9,605	261,358
Other Operating expenses *)	121,822	8,171	129,993
Segment operating profit	$79,009	$4,468	$83,477

*)	Represents research and development, sales, and general and administration costs.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 17:- REPORTABLE SEGMENTS AND GEOGRAPHIC INFORMATION (Cont.)

	Year ended December 31,
	2024	2023	2022
Insurance segment operating profit	$92,278	$89,316	$79,009
All other segment operating profit	6,390	4,825	4,468
Segment operating profit	98,668	94,141	83,477

Amounts not allocated to segments:
Valuation adjustment on acquired deferred revenue	-	(220)	(92)
Amortization of capitalized software	(6,124)	(5,775)	(5,840)
Amortization of intangible assets	(9,578)	(11,799)	(12,158)
Capitalization of software development	7,133	6,518	6,097
Stock-based compensation	(2,952)	(3,658)	(3,960)
Compensation related to acquisition and acquisition-related costs	(1,298)	(339)	(1,033)
Consolidated operating income	85,849	78,868	66,491

Financial expenses (income), net	(3,978)	1,750	941

Income before tax	$89,827	$77,118	$65,550

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 17:- REPORTABLE SEGMENTS AND GEOGRAPHIC INFORMATION (Cont.)

b.	Geographic information:

The following table sets forth revenues by country based on the billing address of the customer. Other than as shown below, no other country accounted for more than 10% of the Company’s revenues during the years ended December 31, 2024, 2023 and 2022.

	Year ended December 31,
	2024	2023	2022
1. Revenues:

North America *)	$225,584	$212,217	$197,519
Europe **)	269,704	257,213	232,840
Rest of the world	47,091	45,154	44,377

	$542,379	$514,584	$474,736

*)	Revenues from North America that are shown in the above table consist of revenues primarily from the United States (in amounts of $222,450, $210,507 and $195,916 during the years ended December 31, 2024, 2023 and 2022, respectively). Revenues from the United States are higher by more than 20% than any other country (including Europe and rest of the world countries).

**)	Revenues from Europe include revenues from United Kingdom, or UK, European Union countries (including Nordic region) and Israel. Revenues from the UK amounted to $76,831, $77,219 and $64,380 during the years ended December 31, 2024, 2023 and 2022, respectively.

	December 31,
	2024	2023
2. Long- lived assets, including property and equipment, net and operation right-of-use assets:
APAC	$11,843	$14,167
Israel	11,017	10,871
Europe	6,604	8,544
North America	1,938	2,636

	$31,402	$36,218

c.	Major customer data:

For the years ended December 31, 2024, 2023 and 2022, no single customer contributed more than 10% to the Company’s total revenues.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 18:- REVENUE

Remaining performance obligations represent contract revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. The aggregate amount of consideration allocated to performance obligations either not satisfied or partially unsatisfied was approximately $294 million as of December 31, 2024. The Company expects to recognize in 2025 approximately 48% from remaining performance obligations as of December 31, 2024, and the remainder thereafter. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration; the remaining performance obligations related to professional services contracts that are on a T&M basis were excluded, as the Company elected to apply the practical expedients in accordance with ASC 606.

Disaggregation of revenue:

The following table provides information about disaggregated revenue by type of contract, and timing of revenue recognition:

	Years ended December 31,
	2024	2023

Project implementation phase:
Revenues from pre-implementation projects	$173,003	$188,281
Revenues from post-implementation projects	369,376	326,303

Total	$542,379	$514,584

Pre-implementation and post-implementation revenues include subscription, license, maintenance, application maintenance, cloud solutions and professional services.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 18:- REVENUE (Cont.)

Contract balances:

The following table provides information about trade receivables, unbilled receivables, contract assets and contract liabilities (deferred revenues) from contracts with customers:

	December 31,
	2024	2023

Trade receivables (net of allowance for credit losses of $3,660 and $1,501 on December 31, 2024 and 2023, respectively)	58,763	60,024
Short-term unbilled receivables *)	25,376	19,005
Long-term unbilled receivables *)	4,210	3,418
Contract assets **)	15,923	11,814
Deferred revenues (short-term contract liabilities) ***)	37,543	38,541

*)	Unbilled receivables relate to revenue recognized in excess of amounts invoiced as the Company has an unconditional right to invoice and receive payment in the future related to its fulfilled obligations.

**)	Contract assets relate to unbilled receivables (including a long-term balance of $459 and $570 presented in other long-term assets as of December 31, 2024 and 2023, respectively), which represent revenue recognized on arrangements for which billings have not yet been presented to customers because the amounts were earned but not contractually billable as of the balance sheet date, and the right to consideration is generally subject to milestone completion, client acceptance or factors other than the passage of time.

***)	Deferred revenue represents billings to customers for which revenue has not yet been recognized.

During the year ended December 31, 2024, the Company recognized $38,541 that was included in deferred revenues (short-term contract liability) balance on December 31, 2023.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 19:- SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2024	2023	2022

Total costs	$73,435	$69,993	$64,753
Less - capitalized software development costs	(7,133)	(6,518)	(6,097)

Research and development expenses, net	$66,302	$63,475	$58,656

b.	Financial expense (income), net

	Year ended December 31,
	2024	2023	2022

Interest expenses (income), net	$(5,466)	$(2,945)	$1,427
Exchange rate loss (gain), net	1,093	1,364	(360)
PPP loan forgiveness *)	-	-	(1,465)
Derivatives loss, net	-	2,991	1,193
Bank charges and other	395	340	146

Financial expense (income), net	$(3,978)	$1,750	$941

*)	The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted on March 27, 2020 in the United States. On April 22, 2020, Delphi Technology Inc. (“Delphi”), an American entity acquired on July 27, 2020, applied for such aid in the form of U.S. Small Business Administration’s Paycheck Protection Program (“PPP Loan”) in the amount of $1,546. In October 2022, the U.S. Small Business Administration approved a loan forgiveness in the amount of $1,465 which recorded as a financial income.

NOTE 20:- SUBSEQUENT EVENTS

During the first quarter of 2025, Sapiens completed the acquisition of 100% of the outstanding shares of a Canadian company which focus on life insurance industry, for a total cash consideration of $6,485. In addition, Sapiens completed the acquisition of 60% of the outstanding shares of a Spanish company which focus on life insurance industry in Europe and Latin America, for a total cash consideration of $10,884.

On March 25, 2025, based on the results of the six months period commencing July 2024 until December 31, 2024, the Company’s board of directors approved the distribution of a cash dividend of $0.30 per common share for a total amount of approximately $16.8 million. In addition, the board of directors has approved distribution of a special cash dividend of $0.36 per common share for a total amount of approximately $20.1 million. The total cash dividend distribution will be $0.66 per common share, or $36.9 million, and will be paid during April 2025.

-------